Form 20-F
period 2002-12-31
ELBIT SYSTEMS LTD
filed 2003-06-17
CIK 1027664

SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------
                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   for the fiscal year ended December 31, 2002

                           Commission File No. 0-28998

                                 --------------

                               ELBIT SYSTEMS LTD.

    (Exact Name of Registrant as Specified in its charter and Translation of
                        Registrant's Name into English)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                 ADVANCED TECHNOLOGY CENTER, HAIFA 31053, ISRAEL
                    (Address of principal executive offices)

                                 --------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                 NOT APPLICABLE

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

        ORDINARY SHARES, NOMINAL VALUE 1.0 NEW ISRAELI SHEKELS PER SHARE
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                                38,819,578 SHARES

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

            YES       |X|                    NO         |_|

     Indicate by check mark which financial statement item the registrant has elected to follow.

            ITEM 17   |_|                    ITEM 18    |X|

                                TABLE OF CONTENTS

                                                                            Page

            International Disclosures Standards................................2
Item 1.  Identity of Directors, Senior Management and Advisors.................2
Item 2.  Offer Statistics and Expected Timetable...............................2
Item 3.  Key Information.......................................................2
            Selected Financial Data............................................2
            Forward Looking Statements.........................................4
            Risk Factors.......................................................4
Item 4.  Information on the Company...........................................10
            Business Overview.................................................10
            Major Activities..................................................11
            Revenues..........................................................13
            Systems and Products..............................................13
            Principal Subsidiaries............................................16
            Current Business Operations.......................................20
                Fixed Wing and Helicopter Systems.............................
                Helmet Mounted Systems........................................
                UAV, Tactical and Security Systems............................
                Ground C4I and Battlefield Systems............................
                Combat Vehicle Systems........................................
                Electro-Optical and Countermeasures Systems...................
                Systems.......................................................
                Technology Spin-Offs..........................................
            Property, Plant and Equipment.....................................35
            Organizational Structure
            Governmental Regulation...........................................36
            Buy-Back..........................................................37
            Financing Terms...................................................38
            Intellectual Property.............................................39
            Research and Development..........................................40
            Manufacturing.....................................................40
            Purchasing........................................................41
            Customer Satisfaction and Quality Assurance.......................41
            Service and Warranty..............................................42
            Marketing and Sales...............................................42
            Competition.......................................................43
            Major Customers...................................................43
            Conditions in Israel..............................................44
Item 5.  Operating Financial Review and Prospects - Management's Discussion
            and Analysis......................................................47
            General...........................................................47
            Trends............................................................49
            Operating Results.................................................49
            2002 Compared to 2001.............................................53
            2001 Compared to 2000.............................................57
            Conditions in Israel..............................................60
            Liquidity and Capital Resources...................................60
            Impact of Inflation and Exchange Rates............................62
Item 6.  Directors, Senior Management and Employees...........................63
            Directors and Executive Officers..................................63
            Compensation of Directors and Officers............................69
            Board Practices...................................................69
            Employees.........................................................70
            Share Ownership...................................................70
Item 7.  Major Shareholders and Related Party Transactions....................72
            Major Shareholders................................................72
            Related Party Transactions........................................74
Item 8.  Financial Information................................................80
            Consolidated Statements and Other Financial Information...........80
            Legal Proceedings.................................................80
            Dividend Distributions............................................80
Item 9.  Offer and Listing....................................................80
            Share Listings and Trading Prices.................................80
Item 10. Additional Information...............................................82
            General Provisions of Israeli Law and Related Provisions of
               Articles of Association........................................82
            Approval of Certain Transactions..................................84
            Indemnification of Directors and Officers.........................84
            Material Contracts................................................86
            Exchange Controls and Other Limitations Affecting
               Security Holders...............................................86
            Taxation..........................................................87
            Documents on Display..............................................90
Item 11. Quantitative and Qualitative Disclosure of Market Risk...............90
Item 12. Description of Securities Other than Equity Securities...............90
Item 13. Defaults, Dividend Arrearages and Delinquencies......................91
Item 14. Material Modifications to the Rights of Security Holders and
            Use of Proceeds...................................................91
Item 15. Controls and Procedures..............................................91
Item 16. [Reserved]...........................................................91
Item 17. Financial Statements.................................................91
Item 18. Financial Statements.................................................91
Item 19. Exhibits.............................................................92



                                      (ii)

                                     PART I

INTERNATIONAL DISCLOSURES STANDARDS

     Effective as of our consolidated financial statements for the year ended December 31, 2000, Elbit Systems Ltd. (Elbit Systems) adopted United States Generally Accepted Accounting Principles (U.S. GAAP). Unless otherwise indicated, all financial information contained in this Form 20-F is in U.S. dollars.



ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Information not required in Annual Report on Form 20-F.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

     Information not required in Annual Report on Form 20-F.

ITEM 3.     KEY INFORMATION

SELECTED FINANCIAL DATA

     The following selected consolidated financial data of Elbit Systems for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 are derived from Elbit Systems' audited consolidated financial statements of which the financial statements as of December 31, 2001 and 2002 and for each of the years ended December 31, 2000, 2001 and 2002 appear later in this Form 20-F. The audited financial statements have been prepared in accordance with U.S. GAAP.

                                                                                    YEAR ENDED DECEMBER 31
                                                                                    ----------------------
                                                                      1998       1999        2000       2001        2002
                                                                      ----       ----        ----       ----        ----
INCOME STATEMENT DATA:                                                 (U.S. dollars in millions except per share data)
Net revenues.............................................              $415      $436        $591       $765        $827
Cost of revenues.........................................               307       320         433        554         605
Restructuring expenses - (inventory write-off)...........                --        --          10         --          --
Gross profit.............................................               108       116         148        211         222
Research and development costs, net......................                32        33          44         59          57
Marketing, selling, general and administrative expenses,
net......................................................                38        44          65         98         107
Acquired in-process research and development.............                --        --          40         --          --
Restructuring costs......................................                --        --          12         --          --
Operating income (loss)..................................                38        40         (13)        54          58
Finance income (expense).................................                --         2          --         (3)         (3)
Pre-tax income (loss)....................................               $38       $41        $(13)       $50         $54
Taxes on income..........................................                 9        10           6         11           9
Net income (loss)........................................               $28       $31        $(21)       $41         $45
                                                                        ===       ===        =====       ===         ===
Earnings (loss) per share:
Basic net income (loss) per share........................             $1.13     $1.23      $(0.65)     $1.07       $1.17
Weighted average number of shares used in computation
(in thousands)...........................................            24,654    25,128      31,572     37,975      38,489
Diluted net income (loss) per share......................             $1.04     $1.16      $(0.65)     $1.04       $1.13
Weighted average number of shares used in computation
(in thousands)...........................................            26,879    26,488      31,572     39,359      39,863


BALANCE SHEET DATA:                                                                     DECEMBER 31
                                                                                        -----------
                                                                      1998       1999        2000       2001        2002
                                                                      ----       ----        ----       ----        ----
                                                                                  (U.S. dollars in millions)

Cash and short-term cash investments.....................               $57       $45         $55        $42         $78
Long-term deposits and loans.............................                17        17           4          3           4
Working capital..........................................                41        20          74        121         198
Short-term debt..........................................                 2        12          51         47          31
Long-term debt...........................................                 2         1          58         69          73
Shareholders' equity.....................................               157       185         341        378         411
Total assets.............................................              $354      $457        $827       $901        $936
                                                                       ====      ====        ====       ====        ====


FORWARD LOOKING STATEMENTS

     This Annual Report on Form 20-F contains "forward-looking" statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities and Exchange Act of 1934. These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties, and actual results may differ significantly.

     Forward-looking statements are typically identified by the words "believe," "expect," "intend", "estimate" and similar expressions. Those statements appear in this Annual Report and include statements regarding the intent, belief or current expectation of Elbit Systems or our directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of several factors including, without limitation, the factors set forth below under the caption "Risk Factors" (we refer to these factors are as Cautionary Statements). Any forward-looking statements contained in this Annual Report speak only as of the date of this Report, and we caution potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

RISK FACTORS

GENERAL RISKS RELATED TO OUR BUSINESS

OUR REVENUES DEPEND ON A CONTINUED LEVEL OF GOVERNMENT BUSINESS. A significant portion of our revenues come from contracts or subcontracts with domestic and foreign government agencies. A reduction in the level of the purchase of our systems, products, services and upgrade projects by these agencies, mainly the Israeli Ministry of Defense (IMOD) and the U.S. Department of Defense (DOD), would have a material adverse effect on our business. The development of our business in the future will depend on the continued willingness of the IMOD, the DOD and other governmental purchasing agencies to commit substantial resources to defense programs and, in particular, to continue to purchase our systems, products, services and upgrade projects. For risks related to the IMOD budget see below "Risks Related to Our Israeli Operations".

THE LEVEL OF OUR CONTRACTS MAY BE REDUCED DUE TO CHANGES IN GOVERNMENTAL PRIORITIES. The risk that governmental purchases of our systems, products, services and upgrade projects may decline is affected by the possibility that government purchasing agencies may:

     o terminate, reduce or modify contracts or subcontracts if their requirements or budgetary constraints change;

     o cancel multi-year contracts and related orders if funds become unavailable;

     o    shift spending priorities into other areas or for other products; and

     o    adjust contract costs and fees on the basis of audits.

WE DEPEND ON GOVERNMENTAL APPROVAL OF OUR EXPORTS. Many of our exports and the receipt of technology and components from suppliers depend on receipt of export license approvals from the Israeli Government, the U.S. Government and other governments. There is no assurance that such approvals will be given in the future, current approvals will not be revoked or governmental export policies will remain unchanged. See below - Item 4. Information on the Company - Governmental Regulations.

WE DEPEND ON INTERNATIONAL OPERATIONS. We depend on sales to customers outside Israel. We expect that international sales will continue to account for a significant portion of revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks of doing business internationally include:

-    unexpected changes in regulatory requirements;

-    our and our subcontractors' inability to obtain export licenses;

-    imposition of tariffs and other barriers and restrictions;

-    burdens of complying with a variety of foreign laws;

-    political and economic instability; and

-    changes in diplomatic and trade relationships.

Some of these factors, such as the ability to obtain export licenses and changes in diplomatic relations, may be affected by Israel's overall political situation. See "Risks Related to Our Israeli Operations" below. In addition, the economic and political stability of the countries of our major customers and suppliers may also impact our business.

OUR REVENUES DEPEND ON OBTAINING FOLLOW-ON BUSINESS. Follow-on orders are important because our contracts are for fixed terms. These terms may be up to five years or more, particularly for contracts where the customer has options to purchase additional items. In addition, when we have supplied a system for a defense platform, we often have the potential to supply other items for that platform. If a customer is dissatisfied with our performance on a particular program or if the customer's priorities change, it could negatively affect our ability to receive follow-on business. Inability to obtain follow-on business could result in a loss of revenues if revenues from the award of new contracts do not offset the loss of follow-on business.

OUR CONTRACTS MAY BE TERMINATED FOR CONVENIENCE OF THE CUSTOMER. Our contracts with the Government of Israel and other governments often contain provisions permitting termination for convenience of the customer. Our subcontracts with non-governmental prime contractors sometimes contain similar provisions. In general, in order to reduce risks of financial exposure resulting from the early termination of a contract, we attempt to flow down these requirements to our subcontractors and expend funds for projects according to the contract performance schedule. If the customer were to make an early termination for convenience, in most cases we would be entitled to reimbursement for our incurred contract costs and a proportionate share of our fee or profit for work actually performed. If, however, we are not entitled to such compensation, it could cause us to suffer corresponding losses.

WE FACE RISKS OF CHANGES IN COSTS UNDER FIXED PRICE CONTRACTS. Most of our contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Under these contracts, we often assume the risk that increased or unexpected costs may reduce profits or generate a loss. However, long-term contracts sometimes allow for price escalations based on specific labor and material indices. The risk can be particularly significant under a fixed-price contract involving research and development for new technology. The frequent need to bid on fixed price programs before completing the necessary design may result in unexpected technological difficulties and cost overruns. In addition, there is difficulty in forecasting long-term costs and schedules and the potential obsolescence of products or components related to long-term fixed price contracts.

WE FACE FLUCTUATIONS IN REVENUES AND PROFIT MARGINS. The level of our revenues may fluctuate over different periods. These fluctuations may not relate directly to changes in pricing or sales volume. Instead they may be dependent on our mix of projects during any given period. In addition, since project revenues generally are recognized in connection with achievement of specific milestones, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margins may vary significantly from project to project. As a result, the overall profit margin in a particular period is influenced by a number of conditions. These include the types, size and stage of projects, the percentage of work performed by subcontractors and the timing of the recognition of revenue.

WE SOMETIMES HAVE RISKS RELATING TO FINANCING FOR OUR PROGRAMS. A number of our major projects require us to arrange, and sometimes to provide guarantees in connection with, the customer's financing of the project. These include guarantees of Elbit Systems as well as guarantees provided by financial institutions relating to advance payments received from customers. See below -
Item 4. Information on the Company - Financing Terms.

WE MAY EXPERIENCE PRODUCTION DELAYS OR LIABILITY IF SUPPLIERS FAIL TO MAKE TIMELY DELIVERIES. The manufacturing process for some of our products consists in large part of the assembly, integration and testing of purchased components. Although generally we can obtain materials and purchase components from a number of different suppliers, some components are available from a small number of suppliers. In a few cases we work with suppliers that are effectively sole source. If a supplier should stop delivery of such components, we would probably be able to find other sources; however, this could result in added cost and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule or other obligations we could be held liable by our customers. Therefore, we attempt to impose liability on our subcontractors on a "back-to-back" basis to our liability to our customers. However, there can be no assurance that we would be able to obtain full recovery from our subcontractors for those liabilities. In addition, when we act as a subcontractor, the failure or inability of the prime contractor to perform its contract with the customer may affect our ability to obtain payments under our subcontract.

WE OPERATE IN A COMPETITIVE INDUSTRY. The defense electronics and electro-optics, platform upgrade and homeland security markets in which we participate are highly competitive and characterized by rapid technological change. If we are unable to improve existing systems and products and develop new systems and technologies in order to meet evolving customer demands, our business could be adversely affected. In addition, our competitors could introduce new products with greater capabilities, which could adversely affect our business. There are many competitors in our markets. We compete with many large and mid-tier defense contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are much larger than Elbit Systems and generally have greater resources. Consequently, these competitors may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs.

OUR BUSINESS DEPENDS ON PROPRIETARY TECHNOLOGY THAT MAY BE INFRINGED. Many of our systems and products depend on our proprietary technology for their success. Like other technology oriented companies, we rely on a combination of patent, trade secret, copyright and trademark laws, together with non-disclosure agreements, contractual confidentiality clauses, including those in employment agreements, and technical measures to establish and protect proprietary rights in our products. Our ability to successfully protect our technology may be limited because:

o some foreign countries may not protect proprietary rights as fully as do the laws of the United States and Israel;

o detecting infringements and enforcing proprietary rights may be time consuming and costly, diverting management's attention and company resources;

o measures such as entering into non-disclosure agreements afford only limited protection;

o unauthorized parties may attempt to copy aspects of our products and develop similar products or obtain and use information that we regard as proprietary; and

o competitors may independently develop products that are substantially equivalent or superior to our products or circumvent intellectual property rights.

In addition, others may allege infringement claims against us and affiliated companies. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

WE WOULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO RETAIN KEY EMPLOYEES. Our success depends in part on a limited number of key management, scientific and technical personnel and our continuing ability to attract and retain highly qualified personnel. There is competition for the services of such personnel. The loss of the services of key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business.

OUR INDUSTRY HAS EXPERIENCED SIGNIFICANT CONSOLIDATION. As the number of companies in the overall defense industry has decreased in recent years, the industry has experienced substantial consolidation, increasing the market share of some prime contractors. Failure to maintain our relationships with these major contractors could negatively impact our future business. In addition, some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas.

WE FACE ACQUISITION AND INTEGRATION RISKS. Over the past several years we have made a number of acquisitions and investments in companies that complement our business. See below - Item 4. Information on the Company - Business Overview. We intend to continue to acquire businesses that complement our operations. Elbit Systems' growth may place significant demands on our management and our operational, financial and marketing resources. In connection with acquisitions and the opening of new facilities we have increased and may continue to increase the number of our employees. In addition, we have expanded and may continue to expand the scope and geographic area of our operations. We believe this growth will increase the complexity of our operations and the level of responsibility exercised by both existing and new management personnel. Failure to successfully integrate and manage our growth may have a material adverse effect on our business, financial condition, results of operations or prospects.

OUR DUE DILIGENCE IN ACQUISITIONS MAY NOT ADEQUATELY COVER ALL RISKS. There may be liabilities or risks that we fail or are unable to discover in the course of performing due diligence investigations relating to businesses we have acquired or merged with or may acquire in the future. Examples of these liabilities include employee benefits contribution obligations and non-compliance with applicable environmental requirements by prior owners for which we, as a successor owner, may be responsible. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments. Moreover, if the value of the acquired company were to decrease after the acquisition, or after follow-on investments in that company, we could face impairment issues. We try to minimize these risks by conducting due diligence as we deem appropriate under the circumstances. However, there is no assurance that we have identified, or in the case of future acquisitions, will identify, all existing or potential risks. Also, although generally we require the sellers of acquired businesses or assets to indemnify us against undisclosed liabilities, we cannot assure you that the indemnification will be enforceable, collectible or sufficient to fully offset the possible liabilities. Such liabilities could have a material adverse effect on our business, financial condition, results of operations or prospects.

RISKS RELATED TO OUR ISRAELI OPERATIONS

CONDITIONS IN ISRAEL MAY AFFECT OUR OPERATIONS. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel although currently no direct conflict with such countries exists. Israel has signed peace agreements with Egypt in 1979 and with Jordan in 1994. Syria and Lebanon have not signed peace agreements with Israel. Since 2000, there has been an increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel's economy as well as its relationship with several other countries. There is no assurance that the current situation with the Palestinians will improve or, if it did, that the political and economic situation in Israel would improve as a result.

BOYCOTTS COULD LIMIT OUR ABILITY TO SELL INTERNATIONALLY. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Also, over the past two years there have been calls in Europe and elsewhere to reduce trade with Israel. To date, these measures have not had a material adverse effect on our business. However, there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

MANY OF OUR OFFICERS AND EMPLOYEES ARE OBLIGATED TO PERFORM MILITARY RESERVE DUTY IN ISRAEL. Generally, Israeli adult male citizens and permanent residents through the age of 45 are obligated to perform up to 37 days of military reserve duty annually. They also may be called to active duty at any time under emergency circumstances. Many of Elbit Systems' officers and employees currently perform annual reserve duty, some beyond the age of 45. Since we began operations, we have operated effectively under these requirements, including during hostilities in recent years with the Palestinians and the war in Iraq. However, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change.

ISRAEL'S ECONOMY MAY CONTINUE TO BE UNSTABLE. Over the years, Israel's economy has been subject to a number of factors that have affected its stability. These include a period of severe inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the Government of Israel has intervened in different sectors of the economy. Such intervention has included employing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli Government has periodically changed its policies in all of these areas and has recently initiated further economic reforms. These policies may make it more difficult for us to operate our business as we have in the past. In addition, in the last two years Israel's economy has suffered from a recession and high rate of unemployment, resulting from the global economic slowdown, the continued hostilities with the Palestinians and the impact of the recent war in Iraq. If such economic slowdown continues, it could adversely affect our results of operations.

CHANGES IN THE U.S. DOLLAR - NEW ISRAELI SHEKEL (NIS) EXCHANGE RATE. The change in the exchange rate between the NIS and the U.S. dollar was 7.3% in 2002, 9.3% in 2001 and -2.7% in 2000 . For the first five months of 2003 the dollar-NIS exchange rate decreased by 7.7%. While most of our sales and expenses are denominated in dollars, a portion of our expenses is paid in NIS and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, a change in the value of the NIS compared to the dollar could affect our research and development expenses, manufacturing labor costs and general and administrative expenses. See below -
Item 5. Operating Financial Review and Prospects - Management's Review and Analysis - Impact of Inflation and Exchange Rates - Inflation and Devaluation.

REDUCTION IN ISRAELI GOVERNMENT SPENDING OR CHANGES IN PRIORITIES FOR DEFENSE PRODUCTS MAY ADVERSELY AFFECT OUR EARNINGS. The Israeli Government may reduce its expenditures for defense items or change its defense priorities in the coming years. Over the last year the Israeli Government budget approval process has been extended. Also, the overall budget as well as the IMOD NIS budget, have been subject to overall reductions as part of an economic reform initiative. To date, our current programs have not been impacted by such reductions, but there is no assurance that our programs will not be affected in the future. If there is a reduction in Israeli Government defense spending for our programs or a change in priorities to products other than ours, our revenues and earnings could be reduced.

ISRAELI GOVERNMENT PROGRAMS AND TAX BENEFITS MAY BE TERMINATED OR REDUCED IN THE FUTURE. Elbit Systems and some of our Israeli subsidiaries participate in programs of the Israeli Chief Scientist's Office (OCS) and the Israel Investment Center, for which we receive tax and other benefits. The benefits available under these programs depend on our meetings specified conditions. If we fail to comply with these conditions, we may be required to pay additional taxes and penalties, make refunds and be denied future benefits. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under these programs. See below - Item 4. Information on the Company - Conditions in Israel - Chief Scientist Funding. We cannot assure you that these benefits will be available in the future at their current levels or at all.

IT MAY BE DIFFICULT TO ENFORCE A NON-ISRAELI JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS. We are incorporated in Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce against us or any of those persons in an Israeli court a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws. It may also be difficult to effect service of process on these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions filed in Israel. See below - Item 4. Information on the Company
- Conditions in Israel - Enforcement of Judgments.

ITEM 4.     INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

We develop, manufacture and integrate advanced, high-performance defense electronic and electro-optic systems for customers throughout the world. Elbit Systems focuses on designing, developing, manufacturing and integrating command, control, communication, computer and intelligence (C4I) systems and intelligence, surveillance and reconnaissance (ISR) systems for defense and homeland security applications. We also perform upgrade programs for airborne, ground and naval defense platforms, often as a prime contractor.

     In 2000, Elbit Systems merged (the Merger) with Elop Electro-Optics Industries, Ltd. (El-Op). Following the Merger, El-Op became a wholly-owned subsidiary of Elbit Systems. See below - Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements Relating to the Merger. The Merger enhanced our position as the largest non-government owned defense company in Israel.

     Our major areas of operations include:

     o    fixed-wing and helicopter systems and upgrades;

     o    helmet mounted systems;

     o    unmanned air vehicle (UAV) integrated systems;

     o    tactical and security systems;

     o    ground C4I and battlefield systems;

     o    combat vehicle systems and upgrades;

     o    electro-optic and countermeasures systems and products; and

     o    technology spin-offs for commercial applications.

     These major activities have a number of common and related elements. Therefore, marketing, research and development, manufacturing, performance of programs, sales and after sales support often are conducted jointly among these areas of activities.

     We tailor and adapt our technologies, integration skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, Elbit Systems provides customers with cost-effective solutions, and our customers are able to improve their technological and operational capabilities within limited defense budgets.

     The recent military actions in Iraq and Afghanistan and ongoing terrorist activities have caused a shift in the defense priorities for many of our major customers. While we continue to perform platform upgrades, more emphasis is being placed on ISR, including information systems, intelligence gathering, border and perimeter security, UAVs, space and satellite based defense capabilities and homeland security issues. We believe our existing systems, products and capabilities place us in a position to meet emerging customer requirements in many of these areas. We also believe that some types of upgrade programs and electronic and electro-optic systems, particularly those that emphasize information gathering, analysis and distribution, will continue to be a significant portion of defense budgets in many countries.

     We have many decades of operational experience. Elbit Systems was formed in 1996 as part of the Elbit Ltd. corporate demerger, which spun-off Elbit Ltd.'s defense related assets and business to Elbit Systems. From its founding in 1966 until the demerger, Elbit Ltd. was involved, among other operations, in a wide range of defense related airborne, ground, naval and C4I programs throughout the world, and Elbit Systems continues these defense related activities. Also, El-Op has more than 60 years of experience in the electro-optics area. Except as otherwise stated, the following description assumes that we have owned and operated El-Op and the defense related business of Elbit Ltd. during the periods described.

     The worldwide defense market has been characterized over the last decade by significant consolidation and merger and acquisition activities. Part of our growth strategy includes our continued activity in mergers and acquisitions both in Israel and internationally. We view positively the declared policy of the Government of Israel to privatize portions of government-owned industries and view Elbit Systems as a natural candidate to acquire some of these activities.

     Elbit Systems' shares are traded on the Nasdaq National Market (NASDAQ) under the symbol "ESLT" and on the Tel-Aviv Stock Exchange (TASE).

     Our main offices are in the Advanced Technology Center, Haifa 31053, Israel, and our main telephone number at that address is (972-4) 8315315.

MAJOR ACTIVITIES

     FIXED WING AIRCRAFT AND HELICOPTER PROGRAMS AND SYSTEMS. Elbit Systems is a prime contractor for aircraft and helicopter upgrade programs. We supply advanced airborne electronic and electro-optics systems and products to leading aircraft manufacturers and end users. Such airborne systems and products include weapons guidance and fire control systems, mission computers, cockpit management systems, display systems, head-up displays, digital maps, night vision systems, forward-looking infra-red (FLIR) systems, laser range finders and designators, airborne C4I systems, cockpit instruments, stabilized line-of-sight payloads, aerial reconnaissance systems, store management systems, digital video recording systems simulators and virtual training aids. We act as the upgrade integrator, and supply systems and products, for airborne platforms including:

     o fixed wing aircraft such as the F-4, F-5, F-15, F-16, F-18, T-38, T-45, MiG-21, SU-25, SU-30, C-130, A-4, A-10, Mirage, AL-X, AM-X,
          IAR-99, AT-63 Pampa, Beachcraft and Gulfstream-V; and

     o helicopters such as the CH-47, CH-53, Cobra, Puma, Super Puma, OH-58 Kiowa Warrior, AH-64 Apache, RAH-66 Comanche, H-60 Black Hawk, S-70 Blackhawk, Linx, EC225 and EC725 and the V-22 Osprey tilt rotorcraft.

     HELMET MOUNTED SYSTEMS. We design and supply advanced helmet mounted systems for fighter aircraft and helicopter pilots and ground vehicles. These include tracking and display systems for target designation, weapon and sensor slaving and processing and display of tactical information for pilots, both for day and night flying. Our helmet mounted systems are supplied as part of Elbit Systems' upgrade programs as well as on a stand-alone basis.

     UAV INTEGRATED SYSTEMS. We design and supply integrated UAV systems. Through our Silver Arrow subsidiary we design and manufacture a variety of UAV platforms, including the Hermes family of UAVs. We also design and supply C4I ground stations systems for UAVs.

     TACTICAL AND SECURITY SYSTEMs. We design, manufacture and integrate a range of tactical and security systems and products for airborne naval and homeland security applications. These include laser and infrared seeker kits for guided munitions, naval electro-optic observation systems, naval tactical trainers, submarine electronic warfare systems, shipboard decoy countermeasure launching systems, naval combat management systems, maritime and coastal control systems, facility perimeter security products, electronic fences and electro-optic warning systems for defense, police, border control and homeland security uses.

     GROUND C4I AND BATTLEFIELD SYSTEMS. We design, manufacture and integrate C4I and battlefield systems for ground forces and battlefield management applications. These include artillery command and control systems, day-night observation systems, C4I battlefield management systems for headquarters command and for low-echelon armored formations, tactical communications systems and tactical ground reconnaissance systems. We also design and manufacture governmental information technology systems and integrated intelligence gathering systems for border control, crime prevention and other governmental applications.

     COMBAT VEHICLE PROGRAMS AND SYSTEMS. We upgrade and modernize tanks and other combat vehicles both as a prime contractor and as a systems supplier to leading platform manufacturers. Our combat vehicle systems include fire control systems, electric gun and turret drive systems, command and control systems, FLIRs, sights, lasers, laser warning systems, displays, life support systems and hydraulic systems for tanks, personnel carriers and other combat vehicles. We also supply training systems for tanks and fighting vehicles. Tank and combat fighting vehicle programs containing our systems and products include the Merkava, M1 Abrams, Centurion, Patton, Paladin, M-60, T-55, T-72, Bradley A-3, MLRS, AMX-30, SK-105, ULAN and LAV.

     ELECTRO-OPTIC AND COUNTERMEASURES SYSTEMS. Through El-Op, our wholly-owned subsidiary, we design and manufacture a full range of electro-optics sensors and systems for space, air, land and sea applications. The range of electro-optics products includes space cameras and specialized sensors, airborne reconnaissance and observation systems, FLIRs for ground, naval and airborne applications, laser designators based on diode pumped technology used in manned and unmanned airborne vehicles and ground and naval platforms, including products for detection, identification and intelligence gathering as well as for ground vehicle upgrades. El-Op's ISR related business activities - space cameras, airborne reconnaissance and observation & surveillance - share a broad infrastructure of technologies that provide image intelligence, long range observation solutions for space, air, sea and ground based sources. In the space area, El-Op also maintains in-house Israel's national space electro-optics infrastructure and is currently a principal subcontractor for the Israeli Ofek satellites. In addition, El-Op supplies dedicated satellite payloads for space research and advanced multi-spectral and high resolution pan-chromatic cameras for commercial satellites.

     TECHNOLOGY SPIN-OFFS. We are engaged in spin-offs of our defense technologies to commercial applications. Our spin-off activities to date are in the areas of medical equipment, optical communications, commercial satellites and satellite communication for commercial aircraft.

REVENUES

     The table below shows Elbit Systems' consolidated revenues for groups of major areas of operations for the years ended December 31, 2000, 2001 and 2002:

                                                         2000(1)   2001    2002
                                                         ----      ----    ----
Fixed Wing, Helicopter
   and Helmet Mounted Systems:                            $258     $334    $373
UAV, Tactical, Security, Ground C4I and Battlefield
   Systems:                                                114      106     123
Combat Vehicle Systems:                                    112      126     136
Electro-Optic Systems:                                      91      163     148
Other (mainly non-defense engineering and production):      16       36      48
                                                          ----     ----    ----
Total:                                                    $591     $765    $828
                                                         =====     ====    ====


(1) El-Op's revenues are included beginning in the third quarter of 2000.

SYSTEMS AND PRODUCTS

     The following is a brief description of our main systems and products in major areas of activity:

     FIXED WING AND HELICOPTER SYSTEMS
     ---------------------------------

     COCKPIT MANAGEMENT SYSTEMS - for reduced pilot workload while operating complex weapons platforms.

     AIRBORNE COMPUTERS - for mission management performance.

     WEAPON DELIVERY AND NAVIGATION SYSTEMS - for controlling weapon delivery and navigation.

     DISPLAY SYSTEMS - for processing and displaying tactical information for pilots, including head-up and multi-functional displays.

     AIRBORNE C4I SYSTEMS - for airborne, command, control, communication and intelligence and situational awareness.

     DIGITAL MAP SYSTEMS AND MASS MEMORY DEVICES - for storing digitized mapping information and providing pilots with mapping and other tactical information correlated with aircraft position.

     STORES MANAGEMENT SYSTEMS - for operating and releasing airborne weapons.

     DIGITAL VIDEO RECORDING DEVICES - for mission and maintenance debriefing.

     ENHANCED VISION SYSTEMS - for all weather landing of commercial and military aircraft.

     COCKPIT INSTRUMENTATION - altimeters, pressure meters, cockpit indicators and avionics test equipment for civil and military aircraft.

     SIMULATORS - for airborne and ground flight training.

     VIRTUAL TRAINING AIDS - for flight simulator training.

     HELMET MOUNTED SYSTEMS
     ----------------------

     PILOT HELMET MOUNTED SYSTEMS - for air superiority, target designation, weapon and sensor slaving and information display.

     NIGHT VISION SYSTEMS - for improving range and clarity of what pilots see while flying at low altitude and with poor flight visibility.

     UAV INTEGRATED SYSTEMS
     ----------------------

     UAV SYSTEMS - for tactical and medium altitude long endurance missions.

     UAV PLATFORMS - for medium and short-range applications.

     UAV GROUND CONTROL STATIONS - for integration and operation of UAV systems and for increasing observation capabilities of UAVs.

     TACTICAL AND SECURITY SYSTEMS
     -----------------------------

     WEAPON GUIDANCE SYSTEMS - laser and infrared kits for guiding precision weapons launched from aircraft.

     COMPUTERIZED NAVAL SIMULATORS - for tactical training of naval officers at shore-based locations.

     NAVAL VESSEL COMBAT MANAGEMENT SYSTEMS - for presenting to different command levels integrated tactical information and operation of weapon systems.

     SUBMARINE ELECTRONIC WARFARE SYSTEMS - for threat identification and use of electronic countermeasures, through electro-magnetic and other means.

     SHIPBOARD DECOY COUNTERMEASURE LAUNCHING SYSTEMS - for chaff and flair based threat countermeasures.

     HOMELAND SECURITY SYSTEMS - for electronic and electro-optical perimeter and access control.


     GROUND C4I AND BATTLEFIELD SYSTEMS
     ----------------------------------

     ARTILLERY C4I SYSTEMS - for command, control and communication among artillery units.

     BATTLEFIELD MANAGEMENT SYSTEMS - for peace-keeping operations and maneuvering forces, including combat vehicles, engineering corps and logistic support personnel.

     HEADQUARTERS MANAGEMENT SYSTEMS - for C4I activities among between battalion and general headquarters command levels.

     TACTICAL GROUND RECONNAISSANCE SYSTEMS - for border control and ground reconnaissance operations.

     TACTICAL DATA COMMUNICATION SYSTEMS - for information exchange for ground applications, using data radios, modems, protocols, message handling systems, voice over IP and tactical internet.

     INFORMATION TECHNOLOGY AND INTEGRATED INTELLIGENCE GATHERING SYSTEMS - for border control, crime prevention and other governmental applications.

     COMBAT VEHICLE SYSTEMS
     ----------------------

     FIRE CONTROL SYSTEMS - for target identification, acquisition and engagement, incorporating thermal imaging, lasers, day TV, digital ballistic computers and sensors using day and night vision systems.

     ELECTRIC GUN AND TURRET DRIVE SYSTEMS - for controlling electrically driven turrets and guns, using brushless technology.

     COMMAND AND CONTROL SYSTEMS - for data processing and situational awareness of vehicle crews and commanders.

     COLOR FLAT PANEL DISPLAYS - for presentation of maps and command and control data, as well as video generated by thermal imaging systems.

     MASS STORAGE DEVICES - for storage of maps and battle command information using solid state memory devices based on commercial off the shelf and PCMCIA technology.

     COMMANDER PANORAMIC SIGHTS - for 360 degrees independent panoramic target location and identification and gun-turret direction, using day and night vision systems.

     LASER WARNING SYSTEMS - for identifying and pinpointing the angular direction of laser sources generated by laser guided and laser beamrider missiles.

     SIMULATOR AND TRAINING SYSTEMS - for tank and fighting vehicle training, based on optical and computerized image generation technology.

     HYDRAULIC SYSTEMS - for vehicle fueling, braking, suspension and power pack operation.

     LIFE SUPPORT SYSTEMS - for environmental, climate and nuclear, bacterial and chemical (NBC) protection and control.

     ELECTRO-OPTIC AND COUNTERMEASURES SYSTEMS
     -----------------------------------------

     FLIR SYSTEMS - for thermal imaging observation without need for natural or artificial light for air, ground and sea platforms, including hand-carried portable solutions.

     LASER RANGE-FINDERS AND DESIGNATORS - for range finding and designation of targets for air, ground and naval platforms using flash lamp and solid state diode pumped lasers, including eye-safe systems.

     PAYLOADS - for observation, target acquisition, target engagement training and fire controls using stabilized line-of-sight systems, incorporating lasers and thermal and TV cameras.

     COUNTERMEASURES SYSTEMS - for airborne and naval applications.

     AERIAL RECONNAISSANCE SYSTEMS - for long-range and day/night information collection from high, medium and low altitude in penetrating and stand-off missions using photography, transmission, processing and display systems.

     LONG-RANGE DAY & NIGHT SURVEILLANCE SYSTEMS - for improving day and night vision, including computerized information processing.

     SPACE CAMERAS AND TELESCOPES- advanced panchromatic and multi-spectral cameras for high resolution, remote sensing satellites.

PRINCIPAL SUBSIDIARIES

     EL-OP

     Based in Rehovot, Israel, our wholly-owned subsidiary El-Op operates in the area of electro-optic systems and products mainly for defense, space and homeland security applications. El-Op also serves as the center for our combat vehicle systems and upgrade activities. It has significant design, engineering and manufacturing capabilities. El-Op has a broad customer base, both in Israel and internationally.

     El-Op designs, engineers, manufactures and supports a wide range of advanced electro-optic, combat vehicle, airborne, naval and space systems and products described elsewhere in this Form 20-F. See below "Current Business Operations - Fixed Wing and Helicopter Systems - Fixed Wing Head-Up Displays, Fixed Wing Electro-Optic Systems, Aerial Reconnaissance Systems and Electro-Optics Products for Helicopters; Combat Vehicle Systems - Nature of Combat Vehicle Systems, Merkava and Thermal Imaging Systems; Tactical and Security Systems - Naval Programs; and Electro-Optical and Countermeasures Systems".

     EFW

     We conduct most of our business in the United States through our wholly-owned subsidiary, EFW Inc. (EFW) and EFW's subsidiaries. EFW was incorporated in Delaware in 1992 and is based in Fort Worth, Texas. In 1993, EFW acquired most of the assets of General Dynamics Corporation's (General Dynamics) Electronics Manufacturing Center in Fort Worth, which mainly manufactured and supplied electronic components for F-16 aircraft. Since then, EFW has expanded its activities to a number of additional areas involving tactical aircraft, helicopters and ground vehicles, including programs for the V-22 Osprey tilt rotorcraft, the Bradley A-3 fighting vehicle, the Multiple Launch Rocket System, the Apache helicopter, the UH-60 Blackhawk helicopter, the A-10 aircraft, the C-130 transport aircraft as well as additional systems for the F-16. EFW is involved in a number of joint projects with Elbit Systems and with other U.S. defense companies.

     As described below, EFW and Rockwell Collins Inc. each own 50% of Vision Systems International LLC, which is engaged in the area of helmet mounted systems for fighter aircraft.

     EFW has expanded significantly through mergers and acquisitions. These include acquisition of a wholly-owned subsidiary in Merrimack, New Hampshire, as part of the Merger with El-Op in 2000. The New Hampshire operations are engaged mainly in developing and manufacturing cockpit instruments for civil and military aircraft and observation and targeting systems for combat vehicles and aircraft. The New Hampshire operations also are involved in manufacturing medical instrumentation.

     Also in 2000, EFW acquired the Display and Orientation Products business of Honeywell Inc. (Honeywell). This business includes the military helmet display and tracker activities that were performed by Honeywell, a major part of which is the production and support of helmet mounted systems for the U.S. Army's Apache helicopters. Part of this business is based in Warner Robins, Georgia, and the other activities are carried out at EFW's Fort Worth and Alabama facilities.

     In 1999, EFW acquired a wholly-owned subsidiary located in Talladega, Alabama, that provides repair, maintenance and logistics support for a number of military electronic systems and components installed on aircraft, helicopters and ground support equipment for the U.S. military and other customers worldwide. The Alabama facility serves as EFW's focal point for after-market support capability.

     Major customers of EFW and its subsidiaries include Lockheed Martin Corporation (Lockheed Martin), the Boeing Company (Boeing), United Defense LP
(UDLP), the U.S. Army, U.S. Navy, U.S. Air

Force, U.S. Marine Corps, the IMOD, Gulfstream Aircraft Corporation and Bayer Pharmaceutical Company. Recent contract awards include production and retrofit of digitized computer systems for the U.S. Army's Multiple Launch Rocket System, development and supply of smart displays for the UH-60 Q/L Blackhawk helicopter, redesign of the display electronic unit and the digital map for the V-22, development and supply of commercial central interface units, color multi-function displays and digital video recorders for the F-16, development and supply of multi-function displays for the C-130, and supply of displays for the A-10. See below "Current Business Operations - Fixed Wing and Helicopter Systems - Helmet Mounted Systems and - Combat Vehicle Systems".

     EFW and its subsidiaries also act as prime contractors for U.S. Foreign Military Funding programs. See below "Governmental Regulations - Foreign Military Funding". EFW has extensive engineering and manufacturing capabilities at its Fort Worth and New Hampshire facilities. Its Alabama and Georgia facilities have significant maintenance and repair capabilities.

     EFW, Elbit Systems and the DOD are parties to a Special Security Agreement
(SSA). The SSA provides controls and procedures to protect classified information and export controlled data received by EFW and its subsidiaries in performing U.S. Government contracts. The SSA also allows EFW and its subsidiaries to participate in classified U.S. Government programs even though, due to its ownership by Elbit Systems, EFW is considered under the control of a non-U.S. interest. Under the SSA, a Government Security Committee was permanently established to supervise and monitor compliance with EFW's security procedures. The SSA also requires EFW's board of directors to include outside directors who have no other affiliation with Elbit Systems or its subsidiaries. EFW's board of directors also contains officers of EFW and up to two inside directors, who have other affiliations with Elbit Systems. The SSA requires outside directors and officers of EFW who are directors, and some other senior officers, to be U.S. resident citizens and eligible for DOD personal security clearances.

     VSI

     Vision Systems International LLC (VSI) is a limited liability investee company based in San Jose, California. EFW and Rockwell Collins Inc. (Rockwell Collins), through Kaiser Electronics, each own 50% of VSI. Founded in 1996, VSI acts on a world-wide basis on behalf of Rockwell Collins/Kaiser and Elbit Systems/EFW in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft. VSI performs marketing, project management, contract administration and systems engineering. Elbit Systems, EFW and Kaiser each have provided VSI with licenses to use their helmet mounted display technologies. In general, VSI subcontracts product development and production to its owners on an approximately equal basis. Each owner has equal representation on VSI's management.

     VSI is the prime contractor to Boeing and Lockheed Martin for the design and manufacture of the Joint Helmet Mounted Cueing System (JHMCS) for the U.S. Air Force and U.S. Navy F-15, F-16 and F/A-18 aircraft. VSI also has contracts to supply helmet mounted systems for fighter aircraft to the Israel Air Force
(IAF), the Danish Air Force and other customers. In May 2003, VSI was selected to develop a dual-seater version of the JHMCS. In addition, Lockheed Martin has selected VSI as its team member to develop the helmet mounted system for the U.S. Joint Strike Fighter (JSF). See below "Current Business Operations - Helmet Mounted Systems".

     CYCLONE. Cyclone Aviation Products Ltd. (Cyclone) is a wholly-owned Israeli subsidiary of Elbit Systems. Located near Karmiel, Israel, Cyclone designs and produces composite and metal structural parts for civil and military aircraft. Cyclone also performs maintenance, integration of systems and upgrades for aircraft and helicopters. It also works with Elbit Systems in supplying flight training services for the IAF. Cyclone's customers include the IMOD, the U.S. Air Force, Boeing, Lockheed Martin, Vought Aircraft Industries Inc., Bell Helicopters Textron Inc., Sikorsky Aircraft Company (Sikorsky), Israel Aircraft Industries Ltd. (IAI) and other aircraft manufacturers and end users around the world. See below "Current Business Operations - Fixed Wing and Helicopter Systems - Civil Aviation and - Logistics Support Services".

     SILVER ARROW. Silver Arrow LP (Silver Arrow), is an Israeli limited partnership owned by Elbit Systems together with a wholly-owned holding company subsidiary of Elbit Systems. It is part of Elbit Systems' UAV business, which is located both in Rishon Le-Zion and Haifa, Israel. Silver Arrow develops and manufactures UAVs. Silver Arrow jointly developed with the IMOD the Hermes 1500, a medium altitude endurance UAV, and is developing the Hermes 180 for the UK Watchkeeper program. Silver Arrow also developed and is manufacturing the Hermes 450S for the Israel Defense Forces (IDF). In addition, Silver Arrow performs joint projects with Elbit Systems. UAV Engines Ltd., a wholly-owned British subsidiary of Silver Arrow, manufactures engines for UAVs and other applications. See below "Current Business Operations - UAV Integrated Systems".

     ORTEK . Ortek Ltd. (Ortek) is a wholly-owned Israeli subsidiary of Elbit Systems. Located in Sderot, Israel, Ortek operates mainly in the field of security and surveillance systems and tactical products including night vision instruments based on starlight amplification. It develops and manufactures electro-optical systems for day and night use, counter-terrorism systems and other homeland security systems including for border, perimeter and access control. See below "Current Business Operations - Tactical and Security Systems and - Ground C4I and Battlefield Systems".

     KINETICS. Kinetics Ltd. (Kinetics), based in Airport City, Israel, is owned 51% by Elbit Systems. The balance is owned by founding employees and private investors in Israel and the United States. Some of these other shareholders have a "put" option that, if exercised, would require Elbit Systems to acquire their shares in Kinetics at a specified price. Kinetics develops technologies, systems and products in the field of advanced life support and environmental controls, such as climate control systems and nuclear, biological and chemical protection systems for combat vehicles. Also, Kinetics develops and manufactures other products for combat vehicles, such as hydraulic, fuel, braking and suspension systems and an auxiliary power unit for combat vehicle power pack systems. Kinetics sells its products to the IDF, the U.S. Army and other customers. Kinetics wholly-owns Real-Time Laboratories, Inc. a company based in Boca Raton, Florida, engaged in the U.S. market in similar activities to those of Kinetics. See below "Current Business Operations - Combat Vehicle Systems - Environmental Control and Hydraulic Systems".

     SCD. Semi-Conductor Devices (SCD) is an Israeli investee partnership equally owned by Elbit Systems and Rafael Armaments Development Authority Ltd. (Rafael). Located in Leshem, Israel, SCD develops and manufactures infrared detectors for thermal imaging equipment and laser diodes used in defense and commercial applications. SCD also owns approximately 17%, on a fully-diluted basis, of CyOptics Inc., a spin-off company engaged in the development of optical communications components based on Indium Phosphide technology. See below "Current Business Operations - Electro-Optical and Countermeasures Systems and - Technology Spin-Offs".

     OPGAL. Opgal - Optronics Industries Ltd. (Opgal) is an Israeli investee company owned 50.1% by Elbit Systems and 49.9% by a subsidiary of Rafael. Located in Karmiel, Israel, Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. Its developments include an enhanced vision system designed to assist in landing aircraft under limited visibility conditions. See below "Current Business Operations - Fixed Wing and Helicopter Systems - Civil Aviation and - Electro-Optical and Countermeasures Systems. In addition, Opgal is supplying its fever detection and alarm (FDA) system to authorities in several countries for use in identifying passengers with high fever levels who may have been exposed to the SARS disease.

     OTHERS. We have several other smaller subsidiaries and investee companies in Israel and other countries.

CURRENT BUSINESS OPERATIONS

     The contract amount for programs described below is provided only where the amount is considered to be material to Elbit Systems. The areas of operation described below often operate in an interrelated manner.

     FIXED WING AND HELICOPTER SYSTEMS

     NATURE OF OUR AIRBORNE SYSTEMS AND UPGRADES

     Fighter and transport aircraft and helicopters require advanced electronic and electro-optic systems to perform their complex missions accurately, reliably and efficiently. Since our airborne systems are mainly used in upgrading and modernizing fighter aircraft and helicopters, they extend the useful life of a fleet and provide a cost-effective alternative to replacing existing equipment. Our systems are also installed as original equipment in new aircraft.

     Aircraft and helicopter upgrade programs are a central part of Elbit Systems' business strategy. We have implemented this strategy over the past several years in major upgrade programs for existing aircraft and helicopters.

     Our airborne systems and products include, head-up displays, mission computers, digital maps, displays, display processors, weapon control systems, airborne C4I systems, FLIRs, laser products, cockpit instruments, payloads and aerial reconnaissance systems. We also supply helmet mounted display and tracking systems as described below. By reducing the pilot's workload, these systems are designed to provide greater accuracy, reliability and efficiency in performing missions.

     FIXED WING AVIONICS SYSTEMS AND UPGRADE PROGRAMS

     In January 2002, Elbit Systems was awarded contracts by the Brazilian Government and by a subsidiary of the Brazilian aircraft company Embraer - Empresa Brasileira de Aeronautica S.A. (Embraer) for the production and logistic support phases of the AL-X Super Tucano aircraft program for the Brazilian Air Force. The contracts are valued at more than $80 million and will be performed over a period of approximately four years. Under the contracts Elbit Systems supplies avionics systems, equipment and logistic support for 76 AL-X light attack and trainer aircraft to be manufactured by Embraer for the Brazilian Air Force. This followed completion by Elbit Systems of a development contract for the AL-X. The avionics system for the AL-X includes an advanced mission computer, liquid crystal displays, head-up display and a navigation system. In addition, Elbit Systems is supplying simulators, planning mission stations and debriefing stations. Maintenance and logistic support to the Brazilian Air Force are provided mainly through Elbit Systems' Brazilian subsidiary Aeroeletronica - Industria de Componentes Avionicos S.A. (AEL), located in Porto Alegre, Brazil. Program funding is to be provided in part through a financing arrangement between the Brazilian Government and commercial banks. The contracts call for "buy-back" to be performed over a multi-year period. See below "Buy Back".

     In 2001, Elbit Systems began work under contracts for the Brazilian F-5 Aircraft Modernization Program. The program calls for the upgrade of 46 F-5 aircraft for the Brazilian Air Force. Elbit Systems contracts for the program are with Embraer and the Brazilian Government, with a total value of approximately $230 million to be performed over a six-year period. The contract with Embraer provides for an avionics upgrade, which includes an electronic warfare (EW) suite, mission computers, radar, displays and other avionics products. The contract with the Brazilian Government covers a logistic support program including establishment of an in-country maintenance center based at AEL. Program funding is provided through a financing arrangement between the Brazilian Government and commercial banks. We obtained an insurance policy from the Israeli Foreign Trade Risk Insurance Company (IFTRIC) covering up to 90% of our financial exposure under the program, subject to the policy's terms. The program also includes buy-back provisions.

     In 2001, Elbit Systems received an order for additional work in connection with the upgrade of MiG-21 aircraft for the Romanian Air Force. The remaining items to be delivered mainly include spare parts and ongoing support. Elbit Systems was awarded the basic contract to upgrade MiG-21 aircraft for the Romanian Air Force in 1993. To date, the total contract value amounts to approximately $385 million. We have completed deliveries of the upgraded aircraft under the contract. The upgraded aircraft have now flown more than 30,000 flights. Approximately $16 million of the total contract payments remain to be paid through 2003. We received promissory notes for payments under the contract, which are guaranteed by the Romanian Ministry of Finance. We also obtained an insurance policy from IFTRIC, covering up to 82.5% of our financial exposure under the contract, subject to the terms of the policy. The contract contains buy-back provisions. As of December 31, 2002, there was not a material amount remaining as backlog for this program.

     In 2001, Elbit Systems began work on a contract with the Romanian aircraft company Craiova, S.A. to supply the avionics systems for four IAR-99 training aircraft of the Romanian Air Force. The production and assembly of the aircraft is completed, and the aircraft currently are undergoing flight acceptance tests, which are anticipated to be completed during 2003.

     In 2001, Elbit Systems signed a contract with Lockheed Martin Aircraft Argentina S.A. for the avionics upgrade of 24 AT-63 Pampa aircraft for the Argentinean Air Force. In 2002, completion of the contract was delayed due to the economic situation in Argentina. Based on an agreement reached in early 2003 between Lockheed Martin and the Argentinean Government to resume the program, Elbit Systems may resume work during 2003, with deliveries to be completed by 2006.

     In 2001, Elbit Systems and TAM, the Georgian aircraft manufacturer, conducted the maiden flight of an upgraded SU-25 "Scorpion" aircraft. The upgraded aircraft contains new avionics systems developed by Elbit Systems, including a stores management system tested for demonstration to potential customers.

     In 2000, Elbit Systems received a contract in the amount of approximately $66 million for the avionics upgrade of F-5 aircraft of the Royal Thai Air Force. Elbit Systems is the prime contractor for the project which consists of upgrading the avionics of 31 F-5 aircraft, supply of additional equipment and providing maintenance and logistics support services to the Royal Thai Air Force. The program is in the final stages of flight tests. Deliveries are expected to be completed by the end of 2003.

     In 1998, the Turkish Government awarded a contract to a group including Elbit Systems, IAI as prime contractor, and Singapore Technologies Aerospace Ltd., to upgrade 48 of the Turkish Air Force's F-5 aircraft. In 1997, Elbit Systems received a subcontract in the amount of approximately $65 million from IAI for the Turkish Air Force's F-4 aircraft upgrade program. Elbit Systems performed the avionics integration and supplied avionics systems for that program. Elbit Systems deliveries under both programs were completed in 2002.

     F-16 PROGRAMS

     For more than two decades, we have supplied numerous customers with systems and electronic components for F-16 aircraft. We have supplied systems for the IAF's entire F-16 fleet. In addition, we have received a number of contracts from the U.S. Government, Lockheed Martin, the prime contractor of the F-16 and others, to supply electronic and electro-optic systems for F-16 aircraft used by the U.S. Air Force and other air forces.

     In recent years, Elbit Systems, EFW, El-Op and Cyclone have received a number of orders to supply additional systems and equipment, as well as to repair equipment, for F-16 aircraft of the IAF and other Lockheed Martin customers. Elbit Systems is supplying items to Lockheed Martin for the new IAF F-16 aircraft (F-16I). These items include mission computers, helmet mounted systems, display systems, stores management systems and other equipment. El-Op was awarded a contract in 2001 to supply the head-up display for the F-16I. El-Op also supplies aerial reconnaissance systems for the F-16.

     During the last two years, EFW was awarded F-16 related contracts to develop and supply the commercial central interface unit, color multi-function display systems (CMFDS) and a digital video recorder. EFW also is supplying advanced air to ground, air to air and emergency jettison remote interface units to Lockheed Martin for an F-16 customer and supplies commercial data entry electronic units (CDEEU) for the F-16. Cyclone manufactures the leading edge flap for U.S. Air Force F-16 aircraft. During 2002, Cyclone was awarded orders for the supply of other structural parts for the F-16, including the horizontal stabilizer, the rudder, the ventral fin and the engine access doors. As of December 31, 2002, our overall F-16 related systems and components backlog, which extends through 2005, totaled approximately $175 million.

     FIXED WING HEAD-UP DISPLAYS. El-Op supplies its head-up displays for fixed-wing fighter and trainer aircraft such as the F-4, F-5, F-16, T-38, MiG-21, SU-30, A-4, AL-X and AM-X.

     FIXED WING ELECTRO-OPTIC SYSTEMS. El-Op supplies laser designators for a range of airborne platforms. In 2000, El-Op was awarded a contract by the U.S. Navy to supply laser designators for the U.S. Navy's F-18 aircraft. The contract calls for deliveries through 2003. El-Op also has supplied laser designators for other fighter aircraft.

     AERIAL RECONNAISSANCE SYSTEMS. El-Op supplies airborne reconnaissance systems for a range of fighter aircraft including the F-16. In 2000, El-Op was awarded a contract to supply advanced airborne reconnaissance systems for the Turkish Air Force's RF-4E aircraft. Due to schedule delays the program is expected to be completed during 2004.

     HELICOPTER UPGRADE PROGRAMS

     In May 2003, Elbit Systems' contract with Turkish Aerospace Industries became effective for the modernization of the Turkish Armed Forces Command Sikorsky S-70 Blackhawk helicopters. Elbit Systems acts as the avionics systems integrator and is developing and supplying "glass cockpit" avionics and advanced mission equipment. The program is to be performed in two stages, development and production, over a four-year period.

     In March 2002, Elbit Systems was awarded follow-on orders by Sikorsky to provide the weapons management system for the upgrade of Black Hawk helicopters. This followed award of the original contract from Sikorsky in 2001. We completed deliveries of these systems during 2002 and anticipate the exercise of options for further systems and logistic support during 2003.

     In 2001, Elbit Systems received an order for delivery of additional modified helicopters and spare parts for the Romanian Air Force's Puma IAR 330 helicopter upgrade program. The original contract for the program was awarded in 1996. The program included development and production of avionics systems and conversion of utility helicopters to attack helicopter capability. We completed performance under the contract in 2002. The overall value of the contract is approximately $118 million. Approximately $50 million remains to be paid through 2004. To secure remaining payments under the contract, we received promissory notes guaranteed by the Romanian Ministry of Finance. We also obtained an insurance policy from IFTRIC covering up to 82.5% of our financial exposure under the contract, subject to the policy's terms. The contract contains buy-back provisions. Through December 31, 2002, we did not have a material amount remaining as backlog for this project.

     In 2000, EFW signed a contract with the U.S. Army to perform the initial phase of the upgrade of OH-58D helicopters under a Commercial Operations and Support Savings Initiative (COSSI) program. The program was completed during 2002.

     V-22 DIGITAL MAP AND DISPLAY SYSTEMS. We supply both digital maps and multi-function display systems for the U.S. Armed Forces' V-22 Osprey tilt rotor aircraft (V-22). Our digital map provides pilots with real-time high resolution digital topographical images and other information pilots need to perform their missions. We developed and supplied the digital map system for the V-22 under a contract of EFW with Boeing. Following EFW's completion of the development phase of the program, Boeing ordered from EFW production systems as well as a derivative version of the system for use on the U.S. Air Force Special Operation Forces' CV-22 aircraft. In 1998, Boeing awarded EFW a contract for the V-22 Active Matrix Liquid Crystal Multi-function Display Upgrade Program. The program calls for delivery of display subsystems for 246 V-22 aircraft, for a total value of approximately $40 million over seven years. EFW is also under contract from Boeing to produce a series of interface units for the V-22. In December 2002, EFW was awarded orders by Boeing to redesign the V-22's display electronic unit and digital map. These orders are to be completed in 2004.

     DIGITAL MAPS AND DISPLAYS FOR EUROCOPTER. In 2000, Elbit Systems received a contract from Eurocopter S.A. (Eurocopter) to supply digital map systems and displays for French search and rescue helicopters. Deliveries were completed in 2002. Following completion of a display development contract received in 2001, in April 2003, we received an order from Eurocopter to supply 120 smart displays, to be delivered over a two-year period.

     ELECTRO-OPTIC PRODUCTS FOR HELICOPTERS. El-Op supplies several products for heliborne applications. These include laser range-finders and target designators including those based on solid state diode pumped laser technology. In February 2002, El-Op was awarded a contract to develop and supply its Laser Obstacle Ranging & Display Systems (LORD) for IAF helicopters. Performance of the contract is through 2005. El-Op is developing the laser for the future RAH-66 Comanche U.S. Army combat helicopter and a laser designator for an upgrade of the OH-58D Kiowa Warrior surveillance helicopter. El-Op also supplies the laser-spot tracker integrated with the fire-control system, as well as display monitors, for the AH-64 Apache helicopter. In addition, El-Op's laser designator is a central component in the night targeting system of the AH-IW Super Cobra helicopter. El-Op also supplies electro-optic payloads for a variety of helicopters.

     CIVIL AVIATION

     EFW's New Hampshire operations design and manufacture a range of altimeters, pressure monitors, other cockpit indicators and avionics test equipment for commercial as well as military aircraft. In 2001, the U.S. Federal Aviation Administration (FAA) certified the installation of the Enhanced Vision System (EVS) on General Dynamics' Gulfstream-V business jet. The EVS is designed and produced by EFW's New Hampshire operations and utilizes an advanced FLIR system developed together with Opgal. EVS projects an image on the pilot's head-up display, providing FLIR picture overlaying the outside view in a conformal manner. It is designed to improve flight safety and situational awareness and allows the pilot to detect lights and ground features such as runways, aircraft and buildings at night and in low visibility conditions. During 2002, EVS entered full scale production and currently is being installed on Gulfstream-V aircraft. In May 2003, EVS was installed and became operational on the Gulfstream-IV.

     Cyclone manufactures structural parts for several types of commercial aircraft. One of Cyclone's contracts for newly designed commercial aircraft parts was with Fairchild - Dornier GmbH (Dornier). Cyclone was to supply belly fairings for the new "728" aircraft to be manufactured by Dornier. In April of 2002, Dornier notified Cyclone of cessation of Dornier's operations, and in July 2002, Dornier entered into insolvency proceedings. As a consequence, Elbit Systems wrote off $6.3 million (pre-tax) in the second quarter of 2002.

     FLIGHT TRAINING SERVICES

     We provide aircraft flight training systems and simulators. In February 2002, Snunit Aviation Services Ltd., an Israeli company established by Elbit Systems and Cyclone, was awarded a contract for the supply and operation of the new light trainer aircraft for the IAF. The contract for operation of the aircraft is for ten years and is based on an operational concept known as Private Finance Initiative (PFI), adopted for the first time by the IAF. Under the PFI concept, we purchase, own, maintain and operate the aircraft and make them available to the IAF, who is charged according to flight hours. Training with the new aircraft began in October 2002, and full scale operation is anticipated during 2003.

     SIMULATORS

     We are supplying simulators for the AL-X and F-5 programs for the Brazilian Air Force. Simultec S.A., our wholly-owned Romanian subsidiary, manufactures training systems and flight simulators for the Romanian Ministry of Defense. See above "Fixed Wing Avionics Systems and Upgrade Programs". In April 2002, Elbit Systems was awarded a contract by Havelsan S.A., the Turkish defense contractor, to supply simulator sub-systems for the Turkish Air Force's F4-E trainer aircraft. Delivery is to take place during 2003. In May 2003, Havelsan exercised its option for sub-systems for a second simulator to be delivered in 2004.

     LOGISTIC SUPPORT SERVICES

     We provide logistic support services for fixed wing aircraft and helicopters such as repair, maintenance and supply of spare parts to the IAF and other customers, often as a part of our upgrade and other programs. Acquisitions in recent years have added to our logistic support capabilities for a wide range of aircraft in Israel, the United States, Brazil and for other customers.

     Cyclone performs various levels of maintenance services for a number of types of military and commercial aircraft and helicopters. Its facilities near Karmiel, Israel, include hangars and a runway. In 2003, Cyclone also obtained a license to use another runway and facilities in Israel for aircraft maintenance for the IAF. At EFW's operations in Alabama and Georgia, we repair and maintain electronic systems and components for aircraft, helicopters and ground support equipment for U.S. and other customers. At AEL in Porto Alegre, Brazil, we are implementing a logistic support center for our aircraft modernization programs for the Brazilian Air Force.

     HELMET MOUNTED SYSTEMS

     FIXED WING HELMET MOUNTED SYSTEMS

     Elbit Systems' pilot helmet mounted systems are in operation with a number of customers throughout the world. For more than a decade we have been designing and manufacturing Display and Sight Helmet (DASH) systems. DASH allows the pilot to target the weapons systems by looking at the target and also displays flight information on the helmet's visor. The DASH system has been purchased by the IAF and other customers. In 2000, we were awarded a contract by Lockheed Martin to supply the DASH IV helmet mounted cueing system for the IAF's F-16I aircraft. Boeing previously awarded EFW a contract to supply the DASH as the helmet mounted display system for the IAF's F-15I aircraft.

     Since 2000, VSI has received several contracts from Boeing and Lockheed Martin to supply production quantities of the Joint Helmet Mounted Cueing System (JHMCS) and associated development and integration efforts. The JHMCS was developed under contracts awarded by Boeing and Lockheed Martin to VSI. It is used in United States Air Force and Navy F-15, F-16 and F/A-18 fighter aircraft. The JHMCS provides visual information to the pilot and other crew members, based on the position and orientation of the operator's head. The JHMCS has been successfully flown in all three aircraft types. In April 2003, VSI was awarded an approximately $60 million contract from Boeing to deliver an additional 300 JHMCS' over an 18-month period. Also, in May 2003, VSI was awarded a contract by Boeing to develop a dual-seater version of the JHMCS for delivery in 2004.

     VSI has been selected by Lockheed Martin to design the helmet mounted system for the U.S. Joint Strike Fighter (JSF) Program, and contract award is anticipated during 2003. The JSF helmet mounted system is expected to contain the most advanced helmet mounted display ever designed and will be used as the aircraft's primary flight and weapon delivery system.

     VSI also performs helmet mounted display programs for other customers. In 2000, VSI was awarded a contract by the Danish Government to supply the helmet mounted systems for Lockheed Martin's F-16 Mid-Life Upgrade (MLU) Program for the Danish Air Force. The Government of Norway ordered the same system in 2002. Following the Danish and Norwegian awards, other MLU countries such as the Netherlands, Belgium and Portugal have indicated a desire to use the same system.

     HELICOPTER HELMET MOUNTED SYSTEMS

     Elbit Systems' Night Vision Goggles Head-Up Display (NVG/HUD) system allows helicopter pilots continuous head-up operation, which greatly improves night-flying safety. The NVG/HUD is operational in the IAF, having been integrated into various assault and attack helicopters. Over the past ten years Elbit Systems and EFW have supplied more than 3,000 NVG/HUD systems for a variety of U.S. Army programs. In recent years, we also received contracts to supply NVG/HUD systems for customers and end users in Korea, Australia, Canada, the U.K. and other countries. In December 2002, EFW was selected to supply NVG/HUDs for the Agusta 129 helicopter over a five-year period. Also, in October 2002, EFW was selected by the U.S. Army as the prime contractor to supply the NVG/HUD to the U.S. Army over a five-year period.

     In 2000, EFW acquired Honeywell's display and orientation products business, which mainly includes supply of the Integrated Helmet Display and Sighting System (IHADSS) for the U.S. Army and other users of Apache helicopters and for the Italian-made Agusta 129 helicopter. In November 2002, Boeing awarded EFW a contract to develop new electronics for the IHADSS. This contract is to be completed in 2004.

     Elbit Systems designed and produces MIDASH, a modular integrated display and sight helmet for attack and reconnaissance helicopters. MIDASH provides attack and reconnaissance helicopter pilots with wide field of view, see-through binocular night vision, symbology and line of sight aiming for both day and night operation. MIDASH is being supplied as part of our Sikorsky S-70 helicopter upgrade program and was supplied as part of our Romanian Puma IAR 330 program. See above "Fixed Wing and Helicopter Programs and Systems -
Helicopter Upgrade Programs".

     UAV, TACTICAL AND SECURITY SYSTEMS

     UAV INTEGRATED SYSTEMS

     Recent advances in technology have resulted in an increased use of UAVs for many military applications, particularly in the area of ISR. Recent military actions in Afghanistan and Iraq used UAVs extensively. As part of our business strategy to enter into this expanding market, in the early 1990's we acquired an interest in Silver Arrow, which develops and manufactures UAVs and conducts joint programs with Elbit Systems.

     Silver Arrow develops and manufactures several types of UAV platforms for the IDF and other customers. These include the Hermes family of UAVs, including the Hermes 1500, the Hermes 450S and the Hermes 180. We also are involved in smaller UAVs, such as the Skylark and the Seagull. The Hermes 1500 is a medium altitude long endurance UAV for maritime patrol and other types of support missions. The Skylark is a man packed UAV for close range, over the hill surveillance and reconnaissance. The Seagull is a foldable and canister deployable tactical close range UAV. The Hermes 450S supplies real time intelligence data to ground forces. The Hermes 180 is a tactical close range UAV designed for brigade-level intelligence, surveillance, target acquisition and reconnaissance missions. Elbit Systems also develops and supplies ground control stations for the operation of UAVs, including advanced systems based on C4I technology. In addition, we supply to the IDF the latest generation of surveillance UAVs, based on the Hermes 450S. Silver Arrow's U.K. subsidiary, UEL Engines Ltd., produces engines for UAVs.

     In June 2003, the IMOD awarded Elbit Systems with a contract to supply UAV systems for the IDF. The contract, in the amount of $47 million, is to be performed over a three-year period.

     In February 2003, a team consisting of Elbit Systems/Silver Arrow and Thales Sensors Ltd. (as prime contractor) was one of two teams selected by the United Kingdom Ministry of Defense to conduct the System Integration Assurance Phase of the Assessment Study of the Watchkeeper Tactical UAV program. The Watchkeeper is a tactical UAV system that will provide real-time battlefield intelligence and fire support to British Army unit commanders.

     ISRAELI GOVERNMENT PROJECT. Elbit Systems received contracts from the Israeli Government to act as the prime contractor under a program to develop and supply integrated defense electronic systems. We completed the first phase of this program in 2002. During 2002 and early 2003, we received additional orders. As of December 31, 2002, we had a backlog of approximately $84 million for the program, to be performed mainly through 2005.

     PRECISION GUIDANCE SYSTEMS

     In the area of guided munitions, we developed and are supplying our "Whizzard" family of precision guided systems. The Whizzard family includes the "OPHER" and "Lizard" systems. OPHER is a thermal-imaging, autonomous precision guidance system. The Lizard system provides munitions guidance towards laser designated targets.

     In June 2002, Elbit Systems received a contract to supply Lizard systems to the Venezuelan Air Force over a two-year period. In 2001, Elbit Systems received a contract from the Italian Ministry of Defense to supply Lizard systems over a three-year period. We have supplied OPHER systems to customers such as the IDF, the Italian Air Force and the Romanian Air Force and are currently supplying Lizard systems to several customers.

     In March 2003, under an order received by EFW from Northrop Grumman Corporation (NG), our semi-active laser seeker was successfully tested with NG's Brilliant Anti-armor (BAT) munitions. These monitors are used in connection with the Hunter UAV.

     HOMELAND SECURITY SYSTEMS

     We are involved in the homeland security market that includes airports, coastal authorities and other sensitive facilities . These efforts are a natural extension of our expertise gained in the development of our C4I and battlefield defense systems, UAVs and electro-optic systems. National and local governments are allocating greater resources in this area in light of increasing terrorist threats around the world. This has led to increased opportunities for systems and products that meet the growing demand for perimeter and homeland security solutions.

     Elbit Systems, El-Op and Ortek develop and supply detection sensors and other products for facility security, border and coastal control, perimeter protection and combating terrorist activity. Products in this area include thermal imaging detection systems, remote controlled surveillance systems and smart perimeter protection systems. Customers in this field include the Israeli Police, the IMOD and several international defense forces and security organizations. In January 2002, we enhanced our capabilities in this area by acquiring the balance of Ortek's shares, giving us a 100% ownership interest.

     In September 2002, Elbit Systems was awarded a contract by the IMOD to supply an electronic warning systems "smart" fence in the Jerusalem area. Elbit Systems is executing the program through Ortek. The first phase of the project includes construction of an electronic fence and warning system spanning 25 kilometers in the Jerusalem area, with potential for expansion to other areas beyond Jerusalem.

     El-Op currently is applying its defense based technologies to develop a Multi-Spectral Infrared Countermeasure System (MUSIC) for commercial aircraft applications in preventing terrorism. MUSIC enables identification of shoulder-launched missiles resulting in a break of the missile lock on the target.

     NAVAL SYSTEMS

     Over the past two decades, we have worked with the Israeli Navy to develop high capability naval command and control systems for surface ship applications. These systems are currently being used by the Israeli Navy and several other navies throughout the world.

     For more than ten years, we have been the prime contractor for the C4I system for the Israeli Navy SAAR 5 corvette class missile boat. We also develop and supply the anti-missile decoy countermeasure launching system for the SAAR 5 program.

     In 1998, Elbit Systems signed a contract with Ingalls Shipbuilding of Pascagoula, Mississippi, as part of Ingalls upgrade of Venezuelan Navy LUPO frigates. Under the contract Elbit Systems is responsible for the overall integration of the ship combat management systems, sensors and EW systems. We supply the hardware and software of the command and control system. The frigates were successfully commissioned to the Venezuelan Navy in 2002. Remaining activities under the contract are anticipated to be completed during 2003.

     We develop advanced naval training simulators. Our simulators address the need to improve training due to the high cost of activating naval forces. Our naval training systems provide realistic simulations of combat conditions at sea. They are used in on-shore facilities for training in naval tactical command decision procedures, anti-submarine warfare and electronic warfare. Our training systems are currently used by the Israeli Navy and several other navies. In December 2002, Elbit Systems supplied a new trainer system to the Israeli Navy.

     El-Op supplies electro-optic products for naval applications to several customers. In January 2003, El-Op was awarded a contract by the IMOD to upgrade electro-optics observation and surveillance systems for the Israeli Navy through 2004. El-Op also supplies electro-optic shipboard payloads to several navy and maritime forces for both observation and fire control applications.

     Elbit Systems has developed and supplied several naval electronic intelligence systems. The systems are designed to detect and recognize threats under a wide range of conditions and to initiate automatic countermeasures to protect ships against enemy missiles. Our systems are installed on missile boats and submarines in the navies of several countries. In 2001, Elbit Systems was awarded a contract by the German shipyard Howaldtswerke Deutsche Werft to supply our Timmex II EW system for submarines. In September 2002, the contract was increased to include an additional system. The contract is to be performed over a four-year period.

     EFW's New Hampshire operations supplies navigation systems for the Israel Navy's Nirit patrol boats.

     GROUND C4I AND BATTLEFIELD SYSTEMS

     NATURE OF OUR C4I AND BATTLEFIELD SYSTEMS. We design our C4I and battlefield systems to manage the growing amount of data supplied by information systems and sensors in defense, border control, crime prevention and other government intelligence gathering applications. This is an area of growing importance in light of increased priority for communications among defense forces and the growing need of many governments for anti-terrorism measures, such as ISR, access control and integrated intelligence gathering. Our C4I battlefield and information systems process and interpret data received from the different sources and present it in an user-friendly format. We integrate advanced software tools with general and special purpose hardware into full C4I battlefield and information technology systems.

     GROUND FORCES AND BATTLEFIELD SYSTEMS

     Our ground C4I and battlefield systems are supplied through turn-key projects for tactical command and control. We provide solutions from the level of individual fighting vehicles, mortars and artillery to the divisional and headquarters command level. Our systems are based on hardware and software building blocks, including tactical computers, modems, communication controllers and map systems among others. We also provide products for facilitating operations in the battlefield based on commercial off-the-shelf technology
(COTS).

     The IDF selected Elbit Systems to develop and deliver the hardware building blocks for the IDF's ground command and control systems. These building blocks are based on "ruggedization" of COTS circuit boards for application in harsh military environments, as well as specialized displays and communication controllers.

     In December 2002, Elbit Systems was awarded a contract by the IMOD to serve as prime contractor for the IDF's Battle Management Systems for Battalion Combat Teams program. The program includes the development, supply and support of advanced electro-optical sensors, multi-functional displays, command and control software, information and dissemination systems and advanced mission computers. The program will enable coordination among the IDF's main battlefield tanks, armored fighting vehicles and infantry fighting vehicles. It will provide situational awareness to maneuvering forces and improve the overall operational capabilities of fighting units. The first phase of the program, including initial deployment, will be performed over a two-year period.

     In June 2002, Elbit Systems was selected by the IMOD to act as the prime contractor for the IDF's Ground Forces Digitalization program. Under the program, the existing command, control and communications systems of the IDF's ground forces will be integrated, combining additional systems and applications. The program includes development, supply and support of software and hardware, such as command and control consoles and terminals, as well as information and image processing and dissemination systems. The purpose of the program is to enable coordination between forces at different command levels, provide situational awareness to maneuvering forces and improve overall operational capabilities, including survivability and accuracy. In November 2002, Elbit Systems received an initial order from the IMOD to perform a system requirements review for the program. The IMOD and Elbit Systems are currently in the process of negotiating a detailed contract for the overall program. If the detailed contract is implemented, the program, which is to be performed over a multi-year period, is expected to be material to Elbit Systems, both because of its scope and its contribution to our technology base.

     In 2000, ESL Advanced Information Technology GmbH (AIT), Elbit Systems' wholly-owned Austrian subsidiary, received a contract to supply artillery command and control systems for the Austrian Army. We anticipate completing deliveries under the contract in 2003.

     In 1997, the Royal Netherlands Army (RNLA) and Alcatel Telecon Nederland BV awarded Elbit Systems a contract to develop and deliver an artillery command and control system. The system is used in connection with the RNLA's artillery and multi-launcher range systems and is the first widespread use of our ground C4I systems by a NATO customer. We completed deliveries under that contract in 2000 and received follow-on orders from the RNLA for enhancements and updates, which we completed during 2002.

     Soltam Systems Ltd. (Soltam) of Yokneam, Israel, in which Elbit Systems owns a 10% equity interest, develops and manufactures artillery systems and products for the IDF and other customers. We have developed systems integrating Soltam's products with our fire control and command and control systems, including a program currently being performed for the IMOD.

     GOVERNMENTAL INFORMATION TECHNOLOGY AND INTELLIGENCE GATHERING SYSTEMS

     We acquired the assets of the Government Systems Division of Elron Telesoft (formerly part of the NCC Group) in January 2002. These activities include computerized communication systems, information technology and image intelligence processing for defense and other governmental applications in Israel and abroad.

     In May 2003, Elbit Systems was awarded a contract for the development and support of an information processing system for the Israeli Money-Laundering Prohibition Authority (IMPA). The project is to be performed over a two-year period. The project will provide IMPA with an information technology system that includes a database and a collection center for relevant data from financial institutions such as banks, insurance companies and customs authorities. The project includes the management of an official data base containing the currency transactions and suspicious activities reports submitted to IMPA by the Israeli financial community, as well as reports of enrichment from local law enforcement and government information resources and from corresponding governmental financial intelligence units in other countries.

     In 2001, Elbit Systems was awarded a contract by the Israeli Government for the development and supply of a computerized system for registration and control of all of Israel's border crossing points. The system, which will be deployed at all Israeli airports, sea ports and land entry points, supports border inspection processes and helps control the passage of vehicles and goods. The contract is expected to be completed during 2004.

     COMBAT VEHICLE SYSTEMS

     NATURE OF OUR COMBAT VEHICLE SYSTEMS

     Our combat vehicle systems capabilities combine Elbit Systems' electronic tank systems experience with El-Op's electro-optics expertise. The combined combat vehicles business based at El-Op's facilities in Rehovot, offers capabilities ranging from complete tank modernization programs with full logistics support, to situational awareness and battle management systems, advanced day and night fire control systems incorporating eye-safe lasers and advanced FLIRs, electrical turret drive and stabilization systems to life support and hydraulic systems.

     The survivability of tanks and other combat vehicles on the modern battlefield depends largely on their ability to achieve a first-round hit. This requires the gunner to quickly and accurately coordinate many complex tasks with a large number of variables. Elbit Systems was one of the first companies to introduce modern electronic technology in tank applications using our expertise in developing advanced avionics systems to adapt and to develop control systems and electronics for combat vehicles. We replaced manually operated fire control systems with an advanced digital tank fire control system, improving on-the-move hit probability and reducing the time required for targeting.

     For over twenty years, we have been developing and supplying a family of fire control systems for new and upgraded main battle tanks, medium and light tanks and light armored vehicles. Our systems integration expertise and extensive experience in developing and manufacturing these systems led to an expansion into a new generation of tank turret drive systems. We developed an electric gun and turret drive and stabilization system that can be integrated with the fire control system to improve turret stabilization and accuracy. This, in turn, improves fire-on-the-move performance.

     We significantly increased our capabilities for combat vehicle systems through the Merger in 2000 with El-Op, a long time developer and producer of electro-optic systems for combat vehicles in Israel and abroad. These systems include eye safe laser range finders, second generation thermal imaging systems, gunners sights with or without line-of-sight stabilization, commander panoramic sights, computers and sensors. We supply our integrated battle management systems as part of our modern fire control systems sold to the IDF and to other customers around the world. We also furnish combat vehicle logistic support services to the IDF.

     MERKAVA

     All of the models of the most advanced IDF battle tank, the Merkava, use our fire control and electric gun and turret drive and stabilization systems as original equipment. We are both a prime and a subcontractor for the supply of systems to various Merkava tank models.

     Elbit Systems, El-Op and Kinetics are supplying a significant number of systems for the IDF's newest Merkava tank, the MK-4. These systems include the day/night gunner and commander sighting systems, the electronic gun and turret drive system, flat panel displays, advanced warning systems against laser guided threats (TDS), life support systems and a battle management system.

     During 2000 through 2002, we were awarded several orders for the development and supply of electronic and optical systems and electrical drive systems for the Merkava. El-Op is the prime contractor to the IMOD for all Merkava tank fire control systems. In May 2002, El-Op was awarded a contract to upgrade the firing computer of the IDF's Merkava and M-60 tanks. Kinetics also supplies several systems, including the life support system, for Merkava programs. As of December 31, 2002, we had a total of $183 million in our backlog relating to Merkava orders, to be supplied through 2005.

     BRADLEY A-3 PROGRAM. EFW is a subcontractor for the U.S. Army Bradley A-3 fighting vehicle modernization program. EFW was awarded contracts by UDLP, the prime contractor for the program, to develop and supply the turret and hull processors, the gunners' and commanders' hand stations, the position interface box and the map operational software. EFW completed the development contracts and was awarded multi-year production contracts by UDLP for those systems. These contracts are to be performed through 2004.

     TURKISH M-60 MODERNIZATION PROGRAM. In November 2002, a contract between the Turkish Government and Israeli Military Industries Ltd. (IMI) became effective for the M-60 A-1 Tank Modernization Program. IMI's contract is to be performed over a six-year period. Under the program, Elbit Systems is to develop and supply the fire control system, the electric gun and turret drive system as well as other items. Elbit Systems will also supply logistic support and know-how transfer to local industry. In April 2003, Elbit Systems received an initial interim payment in connection with the program. The IMOD intends to act as the Israeli project management office for the program and is currently in the process of finalizing a subcontract between the IMOD and Elbit Systems for our portion of the program. Should the subcontract be finalized, it is expected to be in an amount material to Elbit Systems. The program also calls for Elbit Systems to perform buy back activities in Turkey. See below "Buy Back".

     ARMORED FIGHTING VEHICLE PROGRAM. In 1999, a Western European prime contractor awarded contracts to Elbit Systems to supply advanced fire control systems for armored fighting vehicles. The amount of the contracts is approximately $43 million, to be performed over a five-year period.

     MULTIPLE LAUNCH ROCKET SYSTEM (MLRS). EFW is a subcontractor to Lockheed Martin for the U.S. Army MLRS M270A1 upgrade program. EFW supplies the fire control system that includes an on-board computer processor, a 14-inch color flat panel display, a mass storage device and a keyboard. Following EFW's completion of development, in 2002 and 2003 Lockheed Martin awarded EFW production and retrofit contracts. EFW currently has more than 300 systems under contract to be performed through 2004. The equipment developed for MLRS is also directly compatible with the High Mobility Artillery Rocket System to be used by the U.S. Army and U.S. Marine Corps.

     THERMAL IMAGING SYSTEMS. In 2000, El-Op was awarded a contract to supply the thermal imaging module for the Danish Army's Leopard 2/A5 tanks. The contract was completed in 2002. El-Op has sold more than 700 thermal imaging systems for the Leopard 2/A5 commander sight to customers including the armed forces of Germany, the Netherlands and Sweden.

     TRAINING SYSTEMS. Elbit Systems and EFW have supplied tank gunnery training systems to the IDF and the U.S. Army. We are currently supplying the Deployable Range Training and Safety System (DRTSS) to the U.S. Army. This system provides real time crew gunnery evaluation, recorded after action video, battle status assessment, positive target recognition, ammunition conservation and reduces friendly fire casualties. DRTSS has been fielded at the Forts Hood, Carson, and Stewart tank gunnery ranges.

     ENVIRONMENTAL CONTROL AND HYDRAULIC SYSTEMS. Kinetics develops advanced life support systems, including environmental and climate control and NBC protection systems, for combat vehicles. Kinetics also develops and manufactures hydraulic, fuel, braking and suspension systems as well as an auxiliary power unit for combat vehicles of the IDF, the U.S. Army and other customers.

     ELECTRO-OPTICAL AND COUNTERMEASURES SYSTEMS

     ELECTRO-OPTICS

     El-Op has more than 60 years of experience in the field of electro-optics and designs and manufactures electro-optic systems and products for defense, space, homeland security and commercial applications worldwide. This includes expertise in thermal imaging, laser systems, optronic stabilized payloads, head-up displays, airborne reconnaissance systems and electro-optic countermeasures. These systems are supplied for airborne, ground and naval applications as described above. In addition, El-Op develops and supplies payload based observation and fire control systems for naval and airborne platforms, including day and night vision and laser range finders and designators.

     SCD also develops and manufactures infrared detectors and laser diodes for electro-optical applications. Opgal develops electro-optics "engines" that combine detectors with proprietary electronics for commercial and homeland security applications.

     SPACE

     El-Op is actively expanding space applications for its technology and products. El-Op has developed a variety of cameras for the Ofek Satellite, including the Ofek-5 launched in June 2002, and for other initiatives of the Israel Space Agency. In 2000, EROS A1, a commercial reconnaissance satellite, began transmitting images taken by an advanced digital camera developed and manufactured by El-Op. EROS A1 was launched by ImageSat International N.V. in which El-Op owns a minority interest. See below "Technology Spin-Offs". In 1999, El-Op won an international solicitation for the development of an advanced electro-optic multi-spectral space camera for the Korean Space Agency.

     In April 2003, El-Op entered into a teaming agreement with AeroAstro, Inc., a U.S. company engaged in development of advanced micro and nano space systems and components, focusing on remote sensors and optical systems. Elbit Systems anticipates making a minority equity investment in AeroAstro following receipt of applicable regulatory approvals.

     TECHNOLOGY SPIN-OFFS

     Both Elbit Systems and El-Op explore on an ongoing basis potential spin-offs of their defense related technologies for commercial applications. Our technology spin-offs are involved in intra-body navigation medical equipment, optical communications, commercial satellites and internet communications for commercial aviation. The following is a description of our current technology spin-offs.

     MediGuide

     Elbit Systems established MediGuide Inc. (MediGuide) in 2000. MediGuide, through its wholly-owned Israeli subsidiary, leverages specific technologies developed by Elbit Systems in the defense area for use in various medical procedures and intra-body navigation. Elbit Systems provided MediGuide with an exclusive license to use specific technologies for medical applications, and MediGuide provided Elbit Systems with a cross license to use MediGuide's developments for defense applications. Outside equity investments were made in MediGuide by venture capital groups in 2000 through 2002.

     In May 2003, MediGuide signed an agreement with Boston Scientific Corporation (BSC) to develop and commercialize technology platforms in the fields of 3-D intravascular imaging and intrabody navigation. The agreement included an equity investment by BSC in MediGuide, co-development responsibilities for integrating BSC's device platforms with MediGuide's proprietary guidance system, exclusive global distribution by BSC for a specified period and an option for BSC to acquire MediGuide at a future time. Following the investment by BSC, Elbit Systems equity interest in MediGuide, on a fully-diluted basis, is approximately 44%.

     Starling - In 2001, Rafael and Elbit Systems established a joint venture known as Starling Advanced Communications. The purpose of the joint venture is to combine the expertise of both parties to develop products in the area of internet communications through satellite transmissions and broad band information transfer for commercial aircraft. Rafael contributes expertise in the area of aerial antennas, and Elbit Systems contributes expertise in the area of satellite communications and broad band information transfer for aircraft. Rafael assigned its interest in Starling to RDC Rafael Development Corporation Ltd. (RDC), an Israeli company jointly owned by Rafael and Elron.

     ImageSat - El-Op has an approximately 14% equity interest (10% on a fully diluted basis) in ImageSat International N.V. (ImageSat). Other shareholders include IAI and venture capital groups. ImageSat is involved in the operation of satellites for commercial and other applications and providing satellite imagery. ImageSat's EROS A1 satellite contains an advanced digital camera produced by El-Op.

     RedC - El-Op owns an approximately 38% equity interest in RedC Optical Networks Inc. (RedC). The other major shareholder is MRV Communications Inc. Through its wholly-owned Israeli subsidiary, RedC designs, develops and produces optical amplifiers for dense wave-length multiplexing (DWDM) optical networks for telecommunication vendors.

     CyOptics - Our 50%-owned partnership SCD owns an approximately 17% equity interest in CyOptics Inc. (CyOptics). Through its wholly-owned Israeli subsidiary, CyOptics is involved in the development of wave-length domain multiplexing components for optical communications.

PROPERTY, PLANT AND EQUIPMENT

     Elbit Systems' executive offices and main research and development facilities are located on approximately 471,000 square feet of property in the Advanced Technology Center in Haifa, Israel. Elbit Systems owns its headquarters building in Haifa, which contains approximately 197,000 square feet. The remainder of our facilities in Haifa is leased. Elbit Systems also has ownership and long-term leasehold rights in a facility of approximately 65,000 square feet near our headquarters building in Haifa. Our main manufacturing operations are located in a facility of approximately 169,000 square feet in Karmiel, Israel that is leased from Elbit Ltd. See below - Item 7. Major Shareholders and Related Party Transactions - Agreements Related to the Demerger - Lease Agreement. Elbit Systems also leases approximately 41,000 square feet in Petach Tikva, Israel.

     During 2001, we began working on construction of a new building to house Elbit Systems offices and operations, to be adjacent to and connected with our current headquarters building in Haifa. The building will cover approximately 348,000 square feet of building space, including underground parking facilities. We will own half of the building and lease the other half from Matam - Advanced Technology Center Ltd. (Matam). We intend to consolidate in the new facility most of our operations currently spread throughout numerous buildings, most of which are leased, in the Advanced Technology Center in Haifa. The building is expected to be completed in 2004. Total costs to Elbit Systems for the land and construction are estimated to be approximately $20 million.

     El-Op owns approximately 445,000 square feet of property and leases approximately 56,000 square feet of its facilities in Rehovot, Israel. These facilities contain El-Op's headquarters, offices, development facilities and manufacturing operations. El-Op is completing construction of a new 117,000 square feet facility adjacent to its existing main building in Rehovot. The new building is anticipated to be completed during 2003 and will consolidate El-Op's premises in Rehovot. Total building costs to El-Op for the new facilities are estimated to be approximately $14.7 million.

     EFW owns approximately 25 acres of property in Fort Worth, Texas. That property includes a 155,000 square foot facility containing EFW's offices and manufacturing operations. EFW's New Hampshire subsidiary owns properties in Merrimack and Nashua, New Hampshire covering a total of approximately 71 acres. This includes buildings containing offices and manufacturing operations of approximately 410,000 square feet. EFW's Alabama subsidiary owns property covering approximately 38 acres, on which are located offices and manufacturing facilities of approximately 64,000 square feet. The operation in Warner Robins, Georgia occupies approximately 13,000 square feet of leased facilities.

     Cyclone owns approximately 1,406,100 square feet of property near Karmiel, Israel. This includes approximately 210,000 square feet on which its offices, manufacturing, maintenance and hangar facilities are located. In January 2002, Kinetics moved to newly owned office, laboratory and manufacturing facilities in Airport City, Israel, covering approximately 32,000 square feet. Silver Arrow leases facilities in Rishon Le-Zion, Israel, covering approximately 26,000 square feet. Ortek owns approximately 109,000 square feet of property in Sderot, Israel, which includes approximately 16,000 square feet of offices and manufacturing facilities.

     AEL owns approximately 282,000 square feet of property in Porto Alegre, Brazil, including offices and buildings covering approximately 21,000 square feet.

     Over the last two years the average annual investment in our facilities, other than the new building projects in Haifa and Rehovot, amounted to approximately $30 million, most of which was used to purchase machinery and equipment. Although we believe that our current facilities are adequate for our operations as now conducted, completion of the planned projects in Haifa and Rehovot will allow us to consolidate our physical plant more efficiently.

ORGANIZATIONAL STRUCTURE

     Our beneficial ownership interest in, and place of incorporation of, our major subsidiaries and investees is set forth below. Our equity and voting interests in these entities are identical.


------------   ----------    ----------    ----------     ---------      ---------     ---------      ---------
   EFW            El-Op       Cyclone        Ortek          Silver        Kinetics        SCD           Opgal
(Delaware)      (Israel)      (Israel)      (Israel)        Arrow         (Israel)      (Israel)       (Israel)
   100%           100%          100%          100%         (Israel)         51%           50%           50.1%
                                                            100%
------------   ----------    ----------    ----------     ---------      ---------     ---------      ---------1

------------
    VSI
(California)
    50%
------------


GOVERNMENTAL REGULATION

     GOVERNMENT CONTRACTING REGULATIONS. We operate under laws, regulations and administrative rules governing defense contracts, mainly in Israel and the United States. Some of these carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. In addition, our participation in governmental procurement processes in Israel, the United States and other countries is subject to specific regulations governing the conduct of the procurement process.

     ISRAELI EXPORT REGULATIONS. Israel's defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli Government policy. A permit is required for an export and must be obtained to initiate a sales proposal. We also must receive a specific export license for any hardware eventually exported. In 2002, approximately 50% of our revenue was derived from exports subject to Israeli export regulations.

     U.S. AND OTHER EXPORT REGULATIONS. EFW's export of defense products, military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. Government. Such approvals are typically in the form of an export license or a technical assistance agreement
(TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli entities are also required to obtain such licenses and TAAs. This applies to data required by our Israeli entities to perform work for U.S. programs. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. The U.S. Government may deny the export license or TAA if it determines that a transaction is counter to U.S. policy or national security. Other governments' export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers' governments. Recently, some European governments have indicated the possibility of limiting defense exports to Israel.

     "BUY AMERICAN" LAWS. The U.S. "Buy American" laws impose price differentials or prohibitions on procurement of products purchased under U.S. Government programs. The price differentials or prohibitions apply to products that are not made in the United States or that do not contain U.S. components making up at least 50% of the total cost of all components in the product. However, a Memorandum of Agreement between the United States and Israeli Governments waives the Buy American laws for specified products, including almost all the products currently sold in the United States by Elbit Systems, El-Op and our other Israeli subsidiaries.

     FOREIGN MILITARY FUNDING (FMF). EFW and its subsidiaries participate in United States FMF programs. These programs require countries, including Israel, receiving military aid from the United States to use the funds to purchase products containing mainly U.S. origin components. In most cases, subcontracting under FMF contracts to non-U.S. entities is not permitted. As a consequence, EFW and its subsidiaries generally either perform FMF contracts themselves or subcontract with U.S. suppliers.

     ANTITRUST LAWS. Antitrust laws and regulations in Israel, the United States and other countries often require governmental approvals for transactions that are considered to limit competition. Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

BUY-BACK

     As part of their standard contractual requirements for defense programs, several of our customers include "buy-back" provisions. These provisions are typically best efforts obligations to make, or to facilitate third parties to make, specified transactions in the customer's country. Such transactions may include the purchase of local goods and services; cooperative ventures with, or investment in, local entities; and transfers of equipment, infrastructure or know-how for the benefit of local parties. In most cases, the buy-back transactions are to be fulfilled over a multi-year period that extends after completion of deliveries under the contract.

     Elbit Systems is required to make or facilitate local purchases or goods and services only if the local suppliers can meet the commercial and technical competitive terms of the specific procurement. Thus, the local industry must be able to meet the price of other international suppliers for the procurement in question as well as to meet the required delivery schedule and technical specifications. Typically, if the local supplier is unable to meet such conditions following the award of a purchase order, the buy-back credit is nonetheless granted. To date, we have not encountered significant difficulties in identifying qualified local suppliers and placing purchase orders.

     We typically have the right to apply multiplier factors in calculating the amount of buy-back credit recognized, and certain types of investments and transactions receive buy-back credit of up to five or more times the value of the specific transaction. Therefore, even if the buy-back provisions apply in an aggregate amount of up to 100% of the price of the contract with our customer, the actual effective buy-back obligation amount is significantly less due to the application of the multiplier factors.

     Although failure to meet a best efforts buy-back obligation may limit our ability to be awarded future business from the applicable customer, buy-back generally is not linked to delivery payments or subject to specific contractual monetary penalties. The buy-back activities are a normal part of doing business in the defense industry with these customers. Over the number of years that we have been performing buy-back activities, we have not experienced significant difficulties in meeting our buy-back obligations, and therefore these buy-back activities are not believed to represent a material financial risk to our operations. Elbit Systems' maximum aggregate buy-back undertakings as of December 31, 2002 were approximately $715 million, to be fulfilled over an 11-year period.

FINANCING TERMS

     TYPES OF FINANCING. There are several types of financing terms applicable to our defense contracts. In some cases, we receive progress payments according to a percentage of the cost incurred in performing the contract. Sometimes we receive advances from the customer at the beginning of the project and also receive milestone payments for achievement of specific milestones. In some programs we extend credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that we finance all or part of the project's costs. Occasionally, we assist in arranging third party financing for our customers. Financing arrangements may extend beyond the term of the contract's performance. When we believe it is necessary, we seek to protect all or part of our financial exposure by letters of credit, insurance or other measures, although in some cases such measures may not be available.

     ADVANCE PAYMENT GUARANTEES. In some cases where we receive advances prior to incurring contract costs or making deliveries, the customer may require guarantees against advances paid. These guarantees are issued either by financial institutions or by us. We have received substantial advances from customers under some of our contracts. If a contract is canceled for default and there has been an advance or progress payment, we may be required to return payments to the customer as provided in the specific guarantee. As part of the guarantees we provide to receive progress payments or advance payments, some of our customers require us to transfer to them title in inventory acquired with such payments. In addition, we receive payments for some of our projects in currencies other than U.S. dollars. In such cases, we sometimes elect to adopt measures to reduce the risk of exchange rate fluctuations. As of December 31, 2002, the balance of customer advances that were covered by guarantees amounted to approximately $192 million. While we attempt to obtain appropriate insurance regarding such guarantees, we sometimes are unable to fully insure all risks.

     PERFORMANCE GUARANTEES. A number of projects require us to provide performance guarantees in an amount equal to a percentage of the contract price. Some of our contracts contain clauses that impose penalties or reduce the amount payable to us if there is a delay or failure in completion of a phase of work, including in some cases during the warranty period.

     FINANCIAL RISKS RELATING TO OUR PROJECTS. The nature of our projects and contracts creates some potential financial risks, including risks relating to dependence on governmental budgets, fixed price contracts for development effort, schedule extensions beyond our control, termination for the customer's convenience, potential for monetary penalties for late deliveries and liability for subcontractors.

     AUDIT REGULATIONS. The IMOD audits our books and records relating to its contracts with us. Our books and records and other aspects of projects related to U.S. defense contracts are subject to audit by the U.S. Defense Contract Audit Agency. Such audits review compliance with applicable government contracting cost accounting and other applicable standards. Some other customers obtain similar rights under specific contract provisions.

INTELLECTUAL PROPERTY

     PATENTS, TRADEMARKS AND TRADE SECRETS. We hold more than 250 patents in Israel, the United States and other countries relating to approximately 100 different inventions. El-Op alone holds approximately 150 patents on some 70 different products or applications. Our technology spin-off companies often rely in part on our patented technology. In a few cases we hold trademarks relating to specific products. A significant part of our intellectual property assets relates to unique applications of advanced software-based technologies, development process and production technologies. These applications are often not easily patentable, but are considered as our trade secrets and proprietary information. We take a number of measures to guard our intellectual property against infringement as well as to avoid infringement of other parties' intellectual property.

     GOVERNMENT RIGHTS IN DATA. The Israeli Government usually retains specific rights to technologies and inventions resulting from our performance under Israeli Government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 30% of our revenues in 2002 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli Government funds research and development, it usually acquires rights to data and title to inventions. We often may retain a non-exclusive license for such inventions. The Israeli Government usually is entitled to receive royalties on export sales to the extent that such sales result from government financed development. However, if only the end product is purchased, we normally retain the principal rights to the technology. Sales of our products to the U.S. Government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

     LICENSING. In the relatively few cases where we manufacture under license, the licensor typically is entitled to royalties or other types of compensation. However, EFW's acquisition in 2000 of the display and orientation product business of Honeywell included an exclusive, royalty free license to use the applicable technology for defense applications. See above "Principal Subsidiaries - EFW". Occasionally, we license parts of our intellectual property to customers as part of the requirements of a particular contract. We also sometimes license technology to other companies for specific purposes or markets. Our technology spin-offs typically receive licenses to use relevant parts of our intellectual property for their designated business purposes. See above "Technology Spin-Offs - MediGuide".

RESEARCH AND DEVELOPMENT

     We invest in research and development (R&D) according to a long-term plan based on estimated market needs. Our R&D efforts focus on anticipating operational needs of our customers, achieving reduced time to market and increasing affordability. We emphasize improving existing systems and products and developing new ones using emerging or existing technologies.

     We perform R&D projects to produce new systems for the IMOD and other customers. These projects give us the opportunity to develop and test emerging technologies. We developed new tools for fast prototyping for both the design and development process. This permits the operational team members to effectively specify requirements and to automatically transfer them into software code. Examples of our ongoing defense-related R&D projects include those for night operation capabilities, laser systems, display systems, helmet mounted systems, C4I systems, electric tank turret drive systems and homeland security systems. We also perform R&D in the area of commercial aviation and through our technology spin-offs.

     We employ more than 1,600 software and hardware development and systems engineers engaged in advance programs for airborne, ground and naval defense, homeland security and space applications. Approximately 60% of our total workforce is engaged in research, development and engineering.

     In addition to the R&D funded by our customers, we invest in our own research and development activities. This investment generally has increased in recent years in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2000, 2001 and 2002:

                                                 2000(1)    2001      2002
                                                 -------    ----      ----
                                                 (U.S. dollars in millions)

Total Investment                                   $53.3    $67.9    $62.6
Less Government of Israel Participation*             9.0      9.1      5.6
Net Investment                                     $44.3    $58.8    $57.0
                                                   =====    =====    =====
------------
*See below - "Conditions in Israel - Chief Scientist Funding"

(1) includes El-Op beginning in the third quarter of 2000

MANUFACTURING

     We manufacture and assemble most of our systems at Elbit Systems' production facility in Karmiel, Israel, at El-Op's facilities in Rehovot, Israel, and at EFW's facilities in Fort Worth, Texas and Merrimack, New Hampshire. These facilities contain warehouses, electronic assembly areas, test evaluators and final test stations. They also have mechanical workshops, infrastructure for "through hole" automated and semi-automated assembly, fully automated surface mount technology lines and clean rooms. We have fully independent capabilities in electronic card assembly, electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply. In New Hampshire we also manufacture commercial avionics and medical equipment in FAA and U.S. Food and Drug Administration approved facilities.

     Cyclone, Silver Arrow, Kinetics, Ortek, SCD, Opgal and AEL also perform manufacturing and assembly at their facilities. EFW's operations in Talladega, Alabama, also contain facilities for manufacturing test equipment and other items. Some components of our products are manufactured in Romania at S.C. A-E Electronics S.A., a majority-owned Romanian subsidiary of Elbit Systems that manufactures military components and at Elmet International SRL, a wholly-owned subsidiary of Elbit Systems involved in machining and metal works.

PURCHASING

     The central purchasing services of Elbit Systems in Israel are based in our plant in Karmiel. In the U.S., purchasing activities are based at EFW's Fort Worth, New Hampshire and Alabama facilities. EFW also assists Elbit Systems in procurement activities in the United States, as does Elmec Inc., a wholly-owned subsidiary of Elbit Systems located in Chelmsford, Massachusetts. El-Op, Cyclone and most of our other operating subsidiaries also conduct purchasing activities.

     We generally are not dependent on any single sources of supply. We manage our inventory according to project requirements. In some projects, specific major subcontractors are designated by the customer.

CUSTOMER SATISFACTION AND QUALITY ASSURANCE

     We invest in continuous improvement of processes to ensure customer satisfaction throughout all stages of our operations. This includes development, engineering, design and integration of hardware and software, manufacturing, installation and service. Our quality teams are involved in assuring compliance with processes and administrating quality plans. These activities begin at the precontract stage and continue through the customer's acceptance of the product.

     Elbit Systems uses a project management method based on Theory of Constraints (TOC) in all development projects. Using advanced software, work plans are continuously updated and are available to all integrated product team members. This method makes management more efficient and improves our ability to meet schedule demands of complex projects. Another TOC methodology is used successfully to manage the manufacturing floor in Karmiel.

     Representatives of our customers generally test our products before acceptance. Branches of the IDF and other customers have authorized us to accept our products on their behalf. In addition, in 2001, Elbit Systems was certified for Software Compatibility Maturity Model Level 3 by the U.S. Software Engineering Institute, indicating a high level of software maturity and software development capability. Elbit Systems is certified for ISO-9001:2000 and 14001 by the Israeli National Standards Institute, including ISO-9000-3 for software. El-Op is certified for ISO-9001 and 14001. Cyclone and Silver Arrow are certified for ISO-9001. Our processes are based on a state of the art tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology and management tools, assists us in ensuring high quality and on time implementation of projects.

     EFW maintains its own quality assurance department. EFW is certified for ISO-9001 by the American National Standard Institute. Its New Hampshire operations are certified for ISO 9001 and ISO 9002.

     Boeing has awarded both Elbit Systems and EFW its Preferred Supplier Silver Rating. Boeing has also awarded Cyclone its Preferred Supplier Gold Rating, and EFW received Lockheed Martin's Select Supplier Award. These awards indicate compliance with quality and performance criteria.

SERVICE AND WARRANTY

     We instruct our customers on the proper maintenance of our systems and products. In addition, we often offer training and provide equipment to assist our customers in performing their own maintenance. In many programs, we are required to supply technical support for specified periods. In these cases, we supply technical support both by a local support team and by experts sent from our main facilities.

     We generally provide a one-year warranty for our systems and products following delivery to the customer. See above "Current Business Operations - Fixed Wing and Helicopter Systems - Logistic Support Services". We maintain reserves for warranty obligations specifically determined for each project based on our experience and engineering estimates.

MARKETING AND SALES

     We actively take the initiative in identifying the individual defense needs of our customers throughout the world. We then focus our research and development activities on systems designed to provide tailored solutions to those needs. We often provide demonstrations of prototypes and existing systems to potential customers.

     We market our systems and products either as a prime contractor or as a subcontractor to various governments and defense contractors worldwide. In Israel, we sell our military systems and products mainly to the IMOD, which procures all equipment for the IDF. Our marketing and technical support personnel for sales in Israel operate out of our headquarters in Haifa, El-Op's facilities in Rehovot and the facilities of our other Israeli subsidiaries. We are assisted in marketing our systems, products and services in other parts of the world through subsidiaries, joint ventures, consultants and representatives.

     In the U.S., EFW leads our marketing activities, both from Fort Worth and from offices in Washington, D.C. The New Hampshire and Alabama subsidiaries' also market their products and services. EFW operates under an SSA that allows it and its subsidiaries to work on certain classified U.S. Government programs. See above "Principal Subsidiaries - EFW".

     Over the past several years, Elbit Systems, El-Op and EFW have entered into cooperation agreements with major defense contractors in the United States. These agreements provide for joint participation in marketing and performance of a range of projects. In other countries, we actively pursue business opportunities as either a prime contractor or a subcontractor, usually together with local companies. Often we enter into cooperation agreements with other companies for such opportunities.

     The following table provides Elbit Systems' net revenues by geographic regions, expressed as a percentage of total revenues for the periods indicated:

                                          Year Ended December 31
                                          ----------------------
                                     2000(1)       2001          2002
                                     ----          ----          ----
         Israel                        27%           30%          27%
         United States                 32%           27%          32%
         Europe                        21%           23%          18%
         Others                        20%           20%          23%

------------
(1) includes El-Op beginning in the third quarter of 2000

COMPETITION

     We operate in a competitive environment for most of our projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, our competitive position sometimes is affected by specific requirements in particular markets.

     In recent years consolidation in the defense industry has affected competition. This has decreased the number but increased the relative size and resources of our competitors. We adapt to market conditions by adjusting our business strategy to changing defense market conditions. We also anticipate continued competition in defense markets due to declining defense budgets in many countries.

     Competitors in the sale of some of our products to the Government of Israel include IAI and Rafael among others. From time to time we also cooperate with some of our competitors on specific projects.

     Outside of Israel, we compete in a number of areas with major international defense contractors. These include divisions and subsidiaries of Boeing, Northrop Grumman Corporation, Honeywell, BAE Systems Ltd., Rockwell Collins, Thales S.A. and Harris Corporation. Our competitors also include a number of other major defense contractors in the United States and Europe. Most of these competitors have greater financial, marketing and other resources than ours. We also compete with numerous smaller companies and other Israeli companies around the world.

     Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems' combat-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

MAJOR CUSTOMERS

     Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. The table below sets forth the percentage of net revenues attributable to such customers for the periods indicated:

                                            Year Ended December 31
                                            ----------------------
                                           2000(1)  2001      2002
                                           ----     ----      ----
IMOD                                       26%       20%      18%
------------------------------

(1) includes El-Op beginning in the third quarter of 2000

CONDITIONS IN ISRAEL

     POLITICAL, MILITARY AND ECONOMIC RISKS. Our operations in Israel are subject to several potential political, military and economic risks. See above -
Item 3. Key Information - Risk Factors - Risks Related to our Israeli
Operations.

     TRADE AGREEMENTS

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel also is a party to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

     Israel and the European Community are parties to a Free Trade Agreement that provides some advantages for Israeli exports to most European countries and requires Israel to lower its tariffs on imports from these countries over a number of years. Israel and the United States entered into an agreement to establish a Free Trade Area that eliminates tariff and some non-tariff barriers on most trade between the two countries. An agreement between Israel and the European Free Trade Association, which includes Austria, Norway, Finland, Sweden, Switzerland, Iceland and Liechtenstein, established a free-trade zone between Israel and those nations.

     CHIEF SCIENTIST FUNDING

     The Government of Israel, through the OCS, encourages research and development projects oriented towards export products and participates in the funding of such projects.

     Under the terms currently applying to OCS funding, companies receiving funding must pay the Israeli Government a royalty of usually 2% to 3.5% of the sales of products developed from a project funded by the OCS. These payments start with the beginning of sales of such products and end when 100% to 150% of the dollar value of the grant is repaid. For grants provided starting in 1999, the recipient must also pay interest payments to the Chief Scientist on the amount of the grant. The annual interest payment rate is LIBOR. The terms of Israeli Government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the Government participates.

     In May 2002, El-Op reached agreement with the OCS to join a new OCS initiative applicable to large, research and development intensive Israeli companies. This initiative allows participating companies to receive OCS funding for generic research and development without the need for payment of future royalties. However, as a condition to joining the new initiative, companies are required to reach agreement with the OCS on an unconditional prepayment for existing OCS funded programs in exchange for a release by the OCS from all obligations. Under El-Op's agreement with the OCS, El-Op is paying $10.6 million over a five-year period beginning in 2002 in exchange for a release of El-Op's obligations to pay further royalties.

     ISRAELI LABOR LAWS. Our employees in Israel are subject to Israeli labor laws. Some employees are also affected by some provisions of collective bargaining agreements between the Histadrut - General Federation of Labor in Israel and the Coordination Bureau of Economic Organizations, which includes the Industrialists' Association. These labor laws and collective bargaining provisions mainly concern the length of the work day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing certain employees, determination of severance pay and other conditions of employment.

     SEVERANCE PAY. Under Israeli law, our Israeli companies are required to make severance payments to terminated Israeli employees, other than in some cases of termination for cause. The severance reserve is calculated based on the employee's last salary and period of employment. The severance pay and pension obligation is discharged by payment of premiums to insurance companies under approved plans and to pension funds. The balance of the severance liability not covered by these deposits is recorded as a liability on the balance sheet. The deposits presented in the balance sheet include profits accumulated to the balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Israeli laws relating to severance pay.

     NATIONAL INSURANCE INSTITUTE. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 14.6% of wages. The employee contributes approximately 66% and the employer contributes approximately 34%.

     ENFORCEMENT OF JUDGMENTS

     Israeli courts may enforce U.S. and other foreign jurisdiction final executory judgments for liquidated amounts in civil matters, obtained after due process before a court of competent jurisdiction. This enforcement is made according to the private international law rules currently applicable in Israel, which recognize and enforce similar Israeli judgments, provided that:

     o adequate service of process has been made and the defendant has had a reasonable opportunity to be heard;

     o the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

     o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

     o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

     o    the judgment is no longer subject to a right of appeal.

     Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. The usual practice in Israel in an action to recover an amount in a non-Israeli currency is for the Israeli court to provide for payment of the equivalent amount in Israeli currency at the exchange rate in effect on the judgment date. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the foreign currency's exchange rate on the payment date or in foreign currency. Until collection, an Israeli court judgment stated in Israeli currency will ordinarily be linked to the Israeli Consumer Price Index (CPI) plus interest at the annual rate (set by Israeli regulations) in effect at that time. Judgment creditors must bear the risk of unfavorable exchange rates.

ITEM 5.     OPERATING FINANCIAL REVIEW AND PROSPECTS -
            MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion and analysis should be read together with Elbit Systems' audited consolidated financial statements and notes appearing in Item 18 below.

GENERAL

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     For a description of our significant accounting policies see below - Item
18. Financial Statements - Note 2 (Significant Accounting Policies).

     Our results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with U.S. GAAP. The preparation of the consolidated financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the financial statements. Significant changes in assumptions or conditions and changes in critical accounting policies could materially impact our operating results and financial condition.

     We believe our most critical accounting policy relates to revenue recognition based on SOP 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts", which is relevant to most of our revenues.

     Under SOP 81-1, we adopted the "percentage of completion" accounting method. Under this method, we recognize revenues and profits on long-term fixed price contracts generally based on estimates of costs to be incurred for the total contract. Under this approach, we compare estimated costs to complete an entire contract to total revenues for the term of the contract to arrive at an estimated gross margin percentage for each contract. The estimated gross margin percentage is applied to the cumulative revenue recognized on the contract to arrive at cost of sales for the period.

     Management reviews these estimates periodically, and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change becomes known. If increases in projected costs to complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known.

     A number of internal and external factors affect our cost estimates, including labor rates, estimated future material prices, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our consolidated financial statements.

     IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED ASSETS

     Consistent with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized and is tested at least annually for impairment. Prior to 2002, goodwill was amortized using the straight-line method over its estimated period of useful life. As of December 31, 2002, our goodwill and assembled work force amounted to $32.5 million.

     Based on the results of a goodwill impairment evaluation that was made during the fourth quarter of 2002, we concluded that no impairment loss was required to be recorded in 2002.

     Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate long-lived assets for impairment and assess their recoverability based upon anticipated future cash flows. We concluded that no impairment loss was required to be recorded in 2002. As of December 31, 2002, our long-lived assets amounted to $276.2 million, including $73.2 million in intangible assets.

     Should future impairment tests we make determine impairment in the value of our goodwill or long-lived assets, this may have a material effect on our financial results in the period in which the impairment is determined.

INVESTMENT IN AFFILIATES, PARTNERSHIP AND OTHER ENTITIES.

     We evaluate investments in affiliates, partnerships and other entities. When relevant factors indicate an other than temporary decline in the fair value of these investments below their book values, we adjust the investment to the estimated fair value. The value of these entities is subject to ongoing changes resulting from their business conditions. In the fourth quarter of 2002, we wrote-off $2.0 million representing our investment in Red C in which El-Op owns an approximately 38% interest.

BACKLOG

     Our backlog includes firm orders received from customers for systems, products and projects that have yet to be completed. Our policy is to include orders in our backlog only when specific conditions are met. Examples of these conditions may include, among others, proof of funding, receipt of advances, letters of credit and guarantees from customers. As a result, in recent years the actual amount of our remaining unfilled orders generally has exceeded the level of backlog.

     We reduce system and product backlog on delivery or acceptance. We reduce project backlog as contract milestones or engineering progress under the long-term contracts are recognized as achieved. In some cases we reduce project backlog when costs are incurred. The method of backlog recognition used often changes depending on the particular contract. As of December 31, 2002, we had a backlog of approximately $1,689 million, of which 62% was for orders outside Israel, as opposed to $1,566 million, of which 68% was for orders outside of Israel, as of December 31, 2001. Backlog information and any comparisons of backlog as of different dates may not necessarily represent an indication of future sales.

TRENDS

     Since the terrorist attack on the World Trade Center in New York on September 11, 2001, increased terrorist activities and recent hostilities in Afghanistan and Iraq have caused many of our defense customers to shift their priorities. Although the number of recent platform upgrade programs has not grown, increasing attention is being given to ISR, as well as perimeter and homeland security issues. This in turn leads to a greater focus on C4I related systems and UAVs. Although there is no assurance, we believe that our systems, products and capabilities position us to meet the emerging needs of customers in many of these areas.

OPERATING RESULTS

THE IMPACT OF THE MERGER ON THE FINANCIAL RESULTS

     We completed our Merger with El-Op in July 2000. See below - Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements Related to the Merger. The Merger was accounted for under the purchase method. The $180 million purchase amount exceeded the book value of El-Op by $130 million. Of the excess, $21 million was attributed to the fair value of the identifiable tangible assets, net of $4 million in deferred taxes. The balance, in the amount of $109 million, was attributed to intangible assets, net of $14 million in deferred taxes.

     In accordance with an independent appraisal, approximately $40 million of the purchase amount was allocated to in-process research and development projects and was written off immediately at the time of the Merger. This allocation represented the estimated fair value of incomplete research and development projects, which at the time of the Merger had not yet reached technological feasibility and where the research and development in progress had no alternative future uses.

     The present value allocated to the projects was determined, among other factors, on the basis of the estimated discounted future net cash flows which would be generated from the projects if they were to reach commercial feasibility, based on their development stage as of the date of analysis. The projects included in the analysis were mainly projects that were, at the Merger date, in different stages of design, development, engineering and testing activities. The projects were primarily in the areas of thermal imaging (night vision), lasers, avionics, battlefield management, fire control systems, remote sensing, airborne and UAV reconnaissance, enhanced landing systems and other classified projects.

     The balance of the cost attributed to intangible assets was allocated as follows - $58 million to developed technology and know-how, trade names and assembled workforce, net of $14 million in deferred taxes, and $25 million to goodwill. The amounts allocated to intangible assets will be amortized on a straight line basis over their seven to 25-year estimated life. The weighted average period of amortization for the intangible assets was determined to be 17 years, and the amortization will be reflected in the cost of sales and in the general and administrative expenses. Due to allocation to group companies of intangibles acquired that are subject to different tax rates and tax liabilities attributed to some foreign subsidiaries at the date of the purchase, Elbit Systems recorded additional goodwill and deferred tax liability in the amount of $4.2 million.

     For proforma financial information regarding Elbit Systems and El-Op see below - Item 18. Financial Statements - Note 1(C) (General).

RESTRUCTURING PROGRAM

     Following the completion of the Merger in the third quarter of 2000, we adopted a program for organizational changes aimed at increasing the efficiency and maximizing the utilization of the resources at our disposal and the synergies resulting from the Merger. As part of this program, the combat vehicle activities of Elbit Systems were transferred to El-Op, the UAV activities of Elbit Systems and El-Op were combined into Silver Arrow, and the U.S. operations were reorganized under EFW.

     In the third quarter of 2000, we began implementation of the reorganization and cost reduction plan. The plan includes, among other things, the consolidation of duplicate activities, adjustments in some of Elbit Systems' and our subsidiaries' fixed assets, employment terminations and write-offs of duplicate inventories and equipment and other related expenses. Pursuant to the plan, we wrote-off inventories in the amount of $10.3 million and equipment in the amount of $5.1 million. The equipment will not be used by us in the future since it is less efficient than other equipment held by us. We also accrued and paid $3.2 million for employment terminations of a total of 61 manufacturing, marketing and corporate employees both in Israel and the U.S., and $3.5 million relating to other restructuring related costs. We continue efforts to find ways to increase efficiencies and maximize synergies resulting from the Merger. In the event of future decisions involving charges of additional expenses, these expenses will be recorded when the decisions are made and the related costs can be estimated.

IMPACT OF PHANTOM OPTIONS

     During 2002, Elbit Systems' share price changed from a NASDAQ closing price of $18.50 at the end of 2001 to $16.04 at the end of 2002. The "phantom" stock options issued to employees in 2000 are accounted for as part of a "variable" stock option plan, with the total benefit of unexercised options re-measured at the end of each reporting period based on the share price on that date. See below - Item 6. Directors, Senior Management and Employees - Share Ownership - Elbit Systems' Stock Option Plans - Post Merger Plan; and Item 18. Financial Statements - Notes 17 D - F (Phantom Share Options). As a result of this change in the share price, the effect of the share price linked compensation on the gross profit in 2002 was not material. The price of our shares may continue to affect net income in the future as long as a substantial number of phantom options remain unexercised.

SUMMARY OF FINANCIAL RESULTS

     The following table sets forth the consolidated income statement of Elbit Systems and its subsidiaries for the periods listed. The consolidated financial results for the year ended December 31, 2000 include results of the activities of El-Op starting in the third quarter of 2000.

                                                                      For the year ended
                                                                          December 31
                                                       (In thousands of U.S. dollars except per share data)
                                                          2002                  2001                 2000
                                                   -------------------     -----------------  --------------------
                                                      $         %             $        %          $          %
                                                   --------  ---------     -------  --------  ---------   --------
Total revenues                                     $827,456   100.0        764,501   100.0     591,084     100.0
Cost of revenues                                    605,313    73.2        553,957    72.5     432,786      73.2
Restructuring expenses-(inventories write-off)           --     --               -       -      10,300       1.8
                                                   --------  ---------     -------  --------  ---------   --------
Gross profit                                        222,143    26.8        210,544    27.5     147,998      25.0
                                                   --------  ---------     -------  --------  ---------   --------

Research and development expenses, net               57,010     6.9         58,759     7.7      44,274       7.5
Marketing and selling expenses                       65,691     7.9         54,876     7.2      38,449       6.5
General and administrative expenses                  41,651     5.0         43,216     5.7      26,251       4.4
Acquired in-process research and
   development                                                                                  40,000       6.8
Restructuring costs                                      --      --             --     --       11,800       2.0
                                                   --------  ---------     -------  --------  ---------   --------
                                                    164,352    19.9        156,851     20.5    160,774      27.2
                                                   --------  ---------     -------  --------  ---------   --------
Operating income (loss)                              57,791     7.0         53,693     7.0     (12,776)     (2.2)

Finance income (expenses), net                       (3,035)   (0.4)        (2,617)    (0.3)       115       0.0
Other income (expenses), net                           (462)   (0.1)           774     0.1           3       0.0
                                                   --------  ---------     -------  --------  ---------   --------

Income (loss) before income taxes                    54,294     6.6         51,850     6.8     (12,658)     (2.1)
Taxes on income                                       9,348     1.1         11,003     1.4       6,227       1.1
                                                   --------  ---------     -------  --------  ---------   --------
                                                     44,946     5.5         40,847     5.3     (18,885)     (3.2)
Minority interest                                      (508)    0.1            547     0.1        (217)     (0.1)
Company's share of affiliated companies
 and partnership income (losses)                        675     0.1           (598)   (0.1)     (1,429)     (0.2)
                                                   --------  ---------     -------  --------  ---------   --------
Net income (loss)                                   $45,113     5.5        $40,796     5.3    $(20,531)     (3.5)
                                                   ========  =========     =======  ========  =========   ========


Diluted earnings (loss) per share                     $1.13                  $1.04              $(0.65)
                                                      =====                  =====             =======
Weighted average number of shares used
  in computation (in thousands)                      39,863                 39,359              31,572
                                                     ======                 ======              ======

NON - U.S. GAAP DISCLOSURE

The following table sets forth Elbit Systems' results of operations, excluding the non-recurring charge of $9.8 million (pre-tax) related to the agreement between El-Op and the OCS signed in the second quarter of 2002, the tax adjustment in 2002, the amortization of goodwill in 2001 and 2000 and restructuring expenses and acquired in-process research and development in 2000.

                                                                     For the year
                                                                  ended December 31
                                                 (In thousands of U.S. dollars except per share data)
                                                -------------------------------------------------------------
                                                    2002                 2001                 2000
                                                ------------------   ------------------    ------------------
                                                    $          %          $         %         $          %
                                                ---------   ------   ---------   ------    ---------   ------
GROSS PROFIT AS REPORTED                          222,143     26.8     210,544     27.5      147,998     25.0

Goodwill amortization in 2001 and 2000                  -        -         800      0.1          600      0.2
Restructuring expenses in 2000                          -        -           -        -       10,300      1.7
OCS charge                                          9,801      1.2           -        -            -        -
                                                ---------   ------   ---------   ------    ---------   ------
Gross profit excluding OCS charge
and goodwill amortization                         231,944     28.0     211,344     27.6      158,898     26.9
                                                =========   ======   =========   ======    =========   ======

OPERATING  PROFIT (LOSS) AS REPORTED               57,791      7.0      53,693      7.0      (12,776)    (2.2)

Goodwill amortization in 2001 and 2000                  -        -       2,760      0.4        2,012      0.4
Restructuring     expenses    and    acquired
in-process research and development in 2000            -        -           -         -       62,100     10.5
OCS charge                                          9,801      1.2           -        -            -        -
                                                ---------   ------   ---------   ------    ---------   ------
Operating  profit excluding OCS
charge and goodwill amortization                   67,592      8.2      56,453      7.4       51,336      8.7
                                                =========   ======   =========   ======    =========   ======

NET EARNINGS (LOSS) AS REPORTED                    45,113      5.5      40,796      5.3      (20,531)    (3.5)

Goodwill amortization in 2001 and 2000                 -        -        2,760      0.4        2,012      0.4
Restructuring expenses and acquired
in-process research and development                    -        -            -        -       56,800      9.6
Tax adjustment                                     (2,800)    (0.3)          -        -            -        -
OCS charge                                          7,840      0.9           -        -            -        -
                                                ---------   ------   ---------   ------    ---------   ------
Net earnings excluding OCS charge,
goodwill amortization in 2001 and
tax adjustment                                     50,153      6.1      43,556      5.7       38,281      6.5
                                                =========   ======   =========   ======    =========   ======




EARNINGS (LOSS) PER SHARE AS REPORTED                1.13                 1.04                 (0.65)

Goodwill amortization in 2001 and 2000                  -                 0.07                  0.06
Restructuring     expenses    and    acquired
in-process research and development in 2000             -                    -                  1.80
Tax adjustment                                      (0.07)                   -                     -
OCS charge                                           0.20                    -                     -
                                                ---------            ---------             ---------
Diluted earnings per share excluding
OCS charge, goodwill amortization
and tax adjustment                                   1.26                 1.11                  1.21
                                                =========            =========             =========


2002 COMPARED TO 2001

     REVENUES

     Our revenues increased from $764.5 million in 2001 to $827.5 million in 2002.

     Our revenues generated by groups of areas of operations in 2001 and 2002 were as follows:

                                                    2001                  2002
                                                    ----                  ----
                                                    (U.S. dollars in millions)

     Fixed wing, helicopter and helmet
         mounted systems                             334.2                372.8
     UAVs, tactical, security, ground C4I and
         battlefield systems                         105.8                122.7
     Combat vehicles systems                         126.3                135.7
     Electro-optics systems                          162.7                148.1
     Others                                           35.5                 48.2
                                                      ----                 ----
       Total                                         764.5                827.5
                                                     =====                =====

     Revenues increased in 2002 mainly in fixed wing, helicopter and helmet mounted systems, which increased by $38.6 million and in UAV, tactical, security, ground C4I and battlefield systems, which increased by $16.9 million.

     The geographic breakdown of revenues in 2001 and 2002 was as follows:

                                                    2001                  2002
                                                    ----                  ----

         Israel                                     30%                   27%
         United States                              27%                   32%
         Europe                                     23%                   18%
         Other countries                            20%                   23%

     We sell mainly to governmental entities and prime contractors under government defense programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

     Revenues are generated mainly from sales to the United States, Israel, and countries in Europe, Latin America and Asia. The recent economic situation in Israel has created some uncertainty with respect to the Israeli Government general and defense budgets. See above - Item 3. Key Information - Risks Factors
- Risks Related to Our Israeli Operations.

     Revenues in the United States increased by 29.6%, from $206.6 million to $267.7 million. Revenues also increased in Other Countries, mainly in Latin America and Asia, while revenues in Europe declined as deliveries under some major programs entered final phases. In Israel, we were able to maintain our revenue level in 2002, despite of the budgetary pressures faced by the IMOD.

     GROSS PROFIT

     Reported gross profit in 2002 was $222.1 million (gross profit margin of 26.8%) as compared to $210.5 million (gross profit margin of 27.5%) in 2001.

     Gross profit included $9.8 million of non-recurring charges related to El-Op's program with the OCS in 2002, and $0.8 million of goodwill amortization in 2001. Excluding these charges, the gross profit and gross profit margin in 2002 were $231.9 million and 28.0%, respectively, as compared to $211.3 million and 27.6%, respectively in 2001.

     Gross profit in 2001 included expenses of $2.9 million related to Elbit Systems' share price linked compensation costs. The effect of the share price linked compensation on the gross profit in 2002 was not material.

     As noted above, our gross profit for 2002 was also affected by the write-off in the amount of approximately $6.3 million in the second quarter of 2002 relating to Cyclone's project with Dornier.

     RESEARCH AND DEVELOPMENT (R&D)

     We continually invest in R&D in order to maintain and further advance our technologies, in accordance with a long-term plan, based on our estimate of future market needs.

     Gross R&D expenses in 2002 totaled $62.6 million (7.6% of revenues), as compared with $67.9 million (8.9% of revenues) in 2001. The decrease in R&D expenses as a percentage of revenues was caused mainly by a different mix of R&D work we performed under customer funded and internally funded R&D projects, as well as a result of our continued efforts to increase the efficiency of our R&D operations.

     Net R&D expenses (after deduction of the OCS participation) in 2002 totaled $57.0 million (6.9% of revenues), as compared to $58.8 million (7.7% of revenues) in 2001.

     In 2001, the OCS issued its new "Regulations for the Encouragement of Research and Development in Industry" (rules for determining the level and payment of royalties). The regulations allow large R&D intensive companies to reach certain agreements with the OCS regarding determination of the amount and payment schedule of royalties, subject to certain conditions. El-Op elected to join the program. See above - Item 4. Information on the Company - Conditions in Israel - Chief Scientist Funding - Research and Development. As of the date of this report, Elbit Systems has not yet determined whether to join the OCS's new program.

     The OCS's participation in our R&D expenses in the 2002 was lower than in 2001. We estimate that the level of participation by the OCS in the future may be affected by changes in the OCS budget, as well as in our R&D programs.

     MARKETING AND SELLING EXPENSES

     Marketing and selling expenses in 2002 were $65.7 million (7.9% of revenues), as compared to $54.9 million (7.2% of revenues) in 2001.

     Our marketing and selling expenses increased in 2002 as compared to 2001 mainly due to the need to invest a higher level of resources in generating new business and the increased length of time required for marketing efforts until orders are received. In addition, we continue to invest in expanding into new markets.

     GENERAL AND ADMINISTRATIVE (G&A) EXPENSES

     Reported G&A expenses in 2002 were $41.7 million (5.0% of revenues), as compared to $43.2 million (5.7% of revenues) in 2001.

     Due to changes in Elbit Systems' share price in the reported periods, our G&A expenses included share price linked compensation expenses of $5.2 million in 2001, while in 2002 these expenses were not material. Excluding goodwill amortization and share price linked compensation, our G&A expenses in 2001 were $36.0 million. We expect that G&A expenses may continue to be affected in the future, due to changes in Elbit Systems' share price.

     As stated above, following the adoption of SFAS 142 effective January 1, 2002, we no longer amortize goodwill. In 2001, G&A expenses included amortization of goodwill of approximately $2.0 million.

     G&A expenses in 2002 included $2.8 million in amortization of intangible assets related to activities and companies that were not consolidated in the same period last year, including mainly the equity interest in AEL in Brazil and the business of the Elron Telesoft Government Division in Israel, which we acquired in the second half of 2001 and in January 2002, respectively.

     OPERATING INCOME

     As a result of all of the above, reported operating income in 2002 was $57.8 million (7.0% of revenues), as compared to $53.7 million (7.0% of revenues) in 2001.

     Excluding the non-recurring charge related to El-Op's OCS program in 2002 and goodwill amortization in 2001, our operating income and operating margin in 2002 (as a percentage of revenues) were $67.6 million and 8.2%, respectively, compared to $56.5 million and 7.4% in the comparable period in 2001.

     The operating profit in 2001 included share price linked compensation expenses of $9.1 million. In 2002, we had income related to share price linked compensation that was not material.

     We expect that operating income may continue to be affected in the future by changes in our share price due to our share price linked compensation program.

     FINANCE EXPENSE (NET)

     Net finance expense in 2002 was $3.0 million, as compared to $2.6 million of net finance expense in 2001.

     The increase in the net finance expense resulted mainly from the increased financing we required due to the higher level of its revenues, operating assets and investments.

     TAXES ON INCOME

     Provision for taxes for 2002 was approximately $9.3 million, as compared to a provision for taxes of $11.0 million in 2001.

     The provision for taxes in 2002 included reduction of tax expenses in the amount of $2.8 million that was made in the third quarter of 2002, due to adjustment of estimated taxes and completion of tax assessments for prior years in respect of various Elbit Systems' group companies.

     Our effective tax rate in 2002 was 17.2%, as compared to 21.2% in 2001. Excluding the tax reduction mentioned above, our tax rate for 2002 would have been 22.4%, due mainly to the mix of the tax rates in the various tax jurisdictions in which the group's companies generating the taxable income operate, since our tax rate represents the group's weighted average tax rate.

     NET EARNINGS AND EARNINGS PER SHARE (EPS)

     Reported net earnings in 2002 were $45.1 million (5.5% of revenues), as compared to reported net earnings of $40.8 million (5.3% of revenues) in 2001. Reported fully diluted EPS was $1.13 in 2002, as compared to $1.04 in 2001.

     Net earnings in 2002, excluding non-recurring charges related to the OCS program and prior years tax adjustments, were $50.2 million (6.1% of revenues), as compared to $40.8 million (5.3% of revenues) in 2001. Excluding these charges and adjustments, diluted EPS was $1.26 in 2002.

     Excluding amortization of goodwill, net earnings and diluted EPS in 2001 were $43.6 million and $1.11, respectively.

     Net earnings in 2001 included $7.1 million in expenses related to share price linked compensation. In 2002 we had income related to share price linked compensation that was not material.

     The number of shares used for computation of diluted EPS in 2002 and 2001 was approximately 39.9 million shares and 39.4 million shares, respectively. The increase in the number of shares was due mainly to the exercise of options during the period.

2001 COMPARED TO 2000

     REVENUES

     Our revenues increased from $591.1 million in 2000 to $764.5 million in 2001.

     Our revenues generated by groups of areas of operations in 2000 and 2001 were as follows:

                                                  2000                 2001
                                                  ----                 ----
                                                  (U.S. dollars in millions)

    Fixed wing, helicopter and helmet
       mounted systems                            257.8                334.2
    UAV, tactical, security, ground C4I and
       battlefield systems                        113.8                105.8
    Combat vehicles systems                       111.8                126.3
    Electro-optics systems                         91.1                162.7
    Others                                         16.6                 35.5
                                                   ----                 ----
      Total                                       591.1                764.5
                                                  =====                =====

     The geographic breakdown of revenues in 2000 and 2001 was as follows:

                                                  2000                 2001
                                                  ----                 ----

         Israel                                    27%                  30%
         United States                             32%                  27%
         Europe                                    21%                  23%
         Other countries                           20%                  20%

     GROSS PROFIT

     Reported gross profit, in 2001 was $210.5 million (gross profit margin of 27.5%) as compared to $148.0 million (gross profit margin of 25.0%) in 2000.

     Excluding expenses of $2.9 million related to Elbit Systems' share price linked compensation costs and $0.8 million of goodwill amortization, gross profit in 2001 was $214.2 million, or 28.0% of revenues. In comparison, gross profit in 2000, excluding $10.3 million of restructuring expenses related to the El-Op Merger and $0.6 million of goodwill amortization, was $158.9 million, or 26.9% of revenues.

     The changes in the gross profit resulted mainly from the consolidation of El-Op and the subsidiaries held by El-Op prior to the Merger for the first time in the third quarter of 2000. Gross profit margin in 2001 was higher than that reported in 2000 mainly due to the different mix of our projects and products sold in the reported periods.

     In 2001, we reclassified our royalties' expenses to the OCS from sales and marketing expense to cost of goods sold, as required under U.S. GAAP. The effect of the change is an increase in the cost of goods sold, which is offset in full by a decrease in the same amount in the sales and marketing expenses, resulting in a lower gross profit and unchanged operating and net profit.

     The amount of royalties included in the cost of goods sold in 2001 and 2000 was $8.3 million and $6.7 million, respectively. Due to the new method of recording royalties' expenses, the gross profit margin in 2000 decreased from 26.2% to 25.0%.

     R&D

     Gross R&D expenses in 2001 totaled $67.9 million (8.9% of revenues) as compared with $53.3 million (9.0% of revenues) in 2000.

     Net R&D expenses (after deduction of the OCS participation) in 2001 totaled $58.8 million (7.7% of revenues) as compared to $44.3 million (7.5% of revenues) in 2000.

     The increase in the R&D expenses in 2001 was due mainly to the inclusion for the first time in the third quarter of 2000 of the expenses of El-Op and the subsidiaries held by El-Op prior to the Merger.

     MARKETING AND SELLING EXPENSES

     Marketing and selling expenses in 2001 were $54.9 million (7.2% of revenues) as compared to $38.4 million (6.5% of revenues) in 2000.

     The increase in the marketing and selling expenses in the reported periods was due mainly to the inclusion of the expenses of El-Op and the subsidiaries held by El-Op prior to the Merger, starting in the third quarter of 2000, and the increased revenue level. The marketing and sales expenses increased also as a percentage of revenues, due to the higher level of resources required to generate new sales. Should such market conditions continue in the future we would expect marketing and sales expenses to maintain similar levels.

     The marketing and sales expenses in the reported periods reflect the changes in the classification of royalties' expenses discussed in the gross profit section above.

     G&A EXPENSES

     Reported G&A expenses in 2001 were $43.2 million (5.7% of revenues) as compared to $26.3 million (4.4% of revenues) in 2000.

     As mentioned above, the increase in Elbit Systems' share price in 2001 affected its share price linked compensation costs, and our G&A expenses in 2001 included $5.2 million in share price linked compensation expenses.

     G&A expenses included amortization of goodwill of approximately $2.0 million in 2001 and $1.4 million in 2000. Excluding goodwill amortization and share price linked compensation costs in 2001, G&A expenses in 2001 were $36.0 million (4.7% of revenues) as compared to $24.9 million (4.2% of revenues) in 2000.

     The changes in the G&A expenses in 2001 resulted mainly from the consolidation of El-Op and subsidiaries held by El-Op prior to the Merger, starting in the third quarter of 2000.

     OPERATING INCOME

     As a result of all of the above, reported operating income in 2001 was $53.7 million (7.0% of revenues) as compared to a loss of $12.8 million in 2000.

     Excluding goodwill amortization in 2001, operating income totaled $56.5 million in 2001 (7.4% of revenues) as compared to operating income of $51.3 million (8.7% of revenues) excluding goodwill amortization, write-off of in-process R&D and non-frequent charges due to our restructuring program in 2000.

     The operating profit in 2001 included share price linked compensation expenses of $9.1 million.

     FINANCE INCOME (EXPENSE), NET

     Finance expense, net, in 2001 was $2.6 million as compared to $0.1 million finance income, net, in 2000.

     The decrease in the finance income, net, resulted mainly from an increase in our loans, principally as a result of the consolidation of El-Op and its subsidiary companies starting in the third quarter 2000, as well as by the increased financing required for the higher level of revenues, operating assets and investments we made. Consequently, our finance income in 2001 remained similar to that of 2000, and the increased finance expenses caused the change in the net finance income.

     TAXES ON INCOME

     Provision for taxes for 2001 was approximately $11.0 million as compared to a provision for taxes, excluding the effect of the write-off and the restructuring expenses, of $11.5 million in 2000.

     Our tax rate in 2001 was 21.9% as compared to 23.3% in 2000. The change in the tax rate was due mainly to the mix of the tax rates in the various tax jurisdictions in which the companies generating the taxable income operate. Our tax rate represents the weighted average tax rate to which Elbit Systems and our subsidiaries are subject.

     We estimate that our tax assessments for the years ended 1999 and 2000 in Israel and other jurisdictions will be finalized in 2002 and that its provisions will be sufficient to cover the liabilities arising from such assessments.

     NET INCOME AND EPS

     Reported net income in 2001 was $40.8 million (5.3% of revenues) as compared to a net loss of $20.5 million in 2000. Reported fully diluted EPS was $1.04 in 2001, as compared to a net loss per share of $0.65 in 2000.

     Net earnings in 2001, excluding goodwill amortization, were $43.6 million (5.7% of revenues) as compared to $38.3 million (6.5% of revenues) in 2000, excluding goodwill amortization, write-off of in-process R&D and non-frequent charges due to our restructuring program in 2000.

     Excluding goodwill amortization, fully diluted EPS in 2001 was $1.11 as compared to $1.21 in 2000, excluding goodwill amortization, write-off of in-process R&D and non-frequent expenses in 2000.

     The number of shares used for computation of fully diluted EPS in 2001 was approximately 39.4 million shares as compared to approximately 31.6 million shares in 2000. The increase in the number of shares was due mainly to the share issuance made in the third quarter of 2000 in connection with the El-Op Merger as well as to the exercise of approximately 600,000 options in 2001 and the effect of the appreciation in our share price on the computation of the fully diluted number of shares.

CONDITIONS IN ISRAEL

     For information on how our operating results may be affected by conditions in Israel see above - Item 3. Key Information - Risks Factors - Risks Related to Our Israeli Operations; and Item 4. Information on the Company - Conditions in Israel.

LIQUIDITY AND CAPITAL RESOURCES

     CASH FLOW. Our cash flow represents the cumulative cash flow of our various projects in the reported periods. Project cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers. These relate to specific events during the project, while expenses are ongoing. Our policy is to invest our cash surplus mainly in interest bearing short and long-term deposits, in accordance with our projected needs.

     FINANCIAL RESOURCES. The financial resources available to us include profits, collection of accounts receivable, advances from customers and Government of Israel programs such as OCS and development grants. In addition, Elbit Systems has access to bank credit lines in Israel and abroad based on our capital, assets and activities. We also have the possibility of raising funds through offering of shares to the public from time to time subject to market conditions. For further information on the level and maturity of our borrowings, see below - Item 18. Financial Statements - Note 10 (Short-Term Bank Credit and Loans) and Note 13 (Long-Term Loans). In our opinion our working capital is sufficient to support our current requirements.

     2002 CASH FLOW

     Our net cash flow generated from operating activities in 2002 was $116.0 million, resulting mainly from net income for the period, receipt of advances from customers and collection of accounts receivables. The cash inflows were partially offset, mainly by increase in inventories and payment of trade payables.

     Net cash flow used for investment activities in 2002 was $51.0 million, which was used mainly for procurement of property, plant and equipment, as well as other assets. During 2002, we invested $22.1 million in equipment for our various manufacturing plants, and $13.2 million in buildings, mainly those being built at Elbit Systems' site in Haifa, Israel and El-Op's site in Rehovot, Israel. These buildings are planned to house employees currently located in various leased locations in the industrial parks in which the respective companies are located.

     Net cash flow used for financing activities in 2002 was $29.3 million, which was used mainly for reduction of short and long-term borrowings and payment of $12.7 million in dividends during 2002.

     On December 31, 2002, we had total bank borrowings in the amount of $104.1 million, including $73.2 million in long-term loans, and $374 million in guarantees issued on our behalf by banks, mainly as advance payment and performance guarantees in the regular course of business. On December 31, 2002, we had cash balances amounting to $77.9 million.

     As of December 31, 2002, we had working capital was $197.6 million, and our current ratio was 1.54. Our ratio of equity to total assets was 44%.

     2001 CASH FLOW

     Our net cash flow from operating activities in 2001 was $41.2 million, resulting mainly from net earnings and an increase in accounts payable, other payables, and advances from customers, which was partly offset by an increase in inventories and accounts receivable.

     Net cash flow used in investing activities in 2001 was $44.7 million, which was used mainly for procurement of fixed assets.

     Net cash flow used in financing activities in 2001 was $6.7 million, which was used mainly for repayment of debts and dividend payments. The use of funds was partly offset by receipt of new long-term debt.

     On December 31, 2001, we had working capital of $120.9 million, our current ratio was 1.31 and our equity ratio was 41.9%.

     MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURES. We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ended December 31, 2002 and the subsequent fiscal year. See above "Financial Resources". Our specific material commitments for capital expenditures as of December 31, 2002 and May 31, 2003 were approximately $28 million and $25 million respectively. These commitments were mainly for the new building projects in Haifa and Rehovot. See also below - Item 18. Financial Statements - Consolidated Statements of Cash Flows and Note 8 (Property, Plant and Equipment) to the Financial Statements.

IMPACT OF INFLATION AND EXCHANGE RATES

     FUNCTIONAL CURRENCY. Our functional currency is the U.S. dollar, which is the currency we use for most of our consolidated operations. A majority of our sales are made outside of Israel in non-Israeli currency, mainly U.S. dollars, as are a majority of our purchases of materials and components. Transactions and balances originally denominated in U.S. dollars are presented in their original amounts. Transactions and balances in currencies other than the U.S. dollar are remeasured in U.S. dollars according to the principles set forth in Statement No. 52 of the Financial Accounting Standards Board. Exchange gains and losses arising from remeasurement are reflected in the income statement. Balances linked to the CPI are stated using the latest index published prior to the balance sheet date.

     NIS/U.S. DOLLAR EXCHANGE RATES. We attempt to manage our financial activities in order to reduce material financial losses in U.S. dollar terms resulting from the impact of inflation and exchange rate fluctuations on our non-U.S. dollar assets and liabilities. Our income and expenses in Israeli currency are translated into U.S. dollars at the prevailing exchange rates. Consequently, we are affected by changes in the NIS/U.S. dollar exchange rates. On December 31, 2002, we had exposure due to NIS denominated liabilities of $46 million in excess of NIS denominated assets.

     INFLATION AND DEVALUATION

     The U.S. dollar cost of our operations in Israel is influenced by any increase in the rate of inflation in Israel that is not fully offset by the devaluation of the NIS in relation to the U.S. dollar. Unless inflation in Israel is offset by a devaluation of the NIS, it will have a negative effect on the profitability of contracts where Elbit Systems or any of our Israeli subsidiaries receives payment in U.S. dollars, NIS linked to U.S. dollars or other foreign currencies, but incurs expenses in NIS linked to the CPI. Inflation in Israel and currency fluctuations will also have a negative effect on the profitability of fixed price contracts where we receive payments in NIS.

     In the past, our profitability was somewhat negatively affected when inflation in Israel exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 1998, the rate of inflation was 8.6% and the devaluation rate was 17.6%. However, in 1999 the rate of inflation was approximately 1.3% and the rate of devaluation was -0.2%. In 2000, the rate of inflation was approximately 0% and the devaluation rate was -2.7%. In 2001 the inflation rate was approximately 1.4% and the devaluation rate was 9.3%. In 2002, the inflation rate was approximately 6.5% and the devaluation rate was 7.3%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

     A devaluation of the NIS in relation to the U.S. dollar also has the effect of decreasing the dollar value of any of our assets that consist of NIS or accounts receivable denominated in NIS, unless such accounts receivable are linked to the

U.S. dollar. Such a devaluation also has the effect of reducing the U.S. dollar amount of any of our liabilities that are payable in NIS, unless such payables are linked to the U.S. dollar. On the other hand, any increase in the value of the NIS in relation to the U.S. dollar will have the effect of increasing the U.S. dollar value of any unlinked NIS assets as well as the U.S. dollar amount of any unlinked NIS liabilities and expenses.

     FOREIGN CURRENCY EXPENSES

     While our functional currency is the U.S. dollar, we also have some non-U.S. dollar or non-U.S. dollar linked currency exposure for currencies other than NIS. These are mainly non-U.S. dollar customer debts, payments to suppliers and subcontractors, obligations in other currencies, assets or undertakings. Some subcontractors are paid in local currency under prime contracts where we are paid in U.S. dollars. The exposure on these transactions has not been in amounts that are material to Elbit Systems. However, when we view it necessary, we seek to minimize our foreign currency exposure, by entering into hedging arrangements, obtaining periodic payments upon the completion of milestones, obtaining guarantees and security from customers and sharing currency risks with subcontractors. Gains and losses on forward exchange contracts entered as hedges are recognized currently.

     Most of our assets and liabilities that are denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2002 by financial instruments (mostly forward contracts). On December 31, 2002, we had contracts for the sale and purchase of such foreign currencies totaling $21.4 million. The results of financial derivative activities were not material.

     IMPACT OF THE EURO. We conduct activities in a number of the countries that have adopted the European Monitory Unit (EURO). To date, the transition to the use of the EURO in the relevant countries has not resulted in a material exposure to us.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of Elbit Systems as of May 31, 2003 are as follows:

BOARD OF DIRECTORS

NAME                                          AGE       DIRECTOR SINCE
----                                          ---       --------------

Michael Federmann (Chairman)                  60            2000
Joseph Ackerman                               54            1996
Avraham Asheri                                65            2000
Rina Baum                                     58            2001
Aharon Beth-Halachmi                          67            2000

Doron Birger                                  52            2002
Ami Erel                                      56            1999
Dov Ninveh                                    56            2000
Nathan Sharony (External Director)            68            2002

The term of office of each director, other than the External Director, expires at the annual general shareholders meeting to be held during 2003. The term of office for the External Director expires in March 2005.

EXECUTIVE OFFICERS

NAME                AGE  POSITION
----                ---  --------

Joseph Ackerman     54   President, Chief Executive Officer and Director
Yehuda Admon        58   Corporate  Vice  President and Co-General Manager
                          - El-Op
David Block Temin   48   Corporate Vice President and General Counsel
Itzhak Dvir         55   Corporate Vice President, General Manager - Silver
                         Arrow and General Manager - UAV, Tactical and Security
                         Systems
Jacob Gadot         56   Corporate Vice President and Chief Technology Officer
Joseph Gaspar       55   Corporate Vice President and Chief Financial Officer
Zeev Gofer          51   Corporate Vice President - Business Development and
                         Marketing
Ran Hellerstein     52   Corporate Vice President and Co-General Manager
                         - Airborne and Helmet Systems
Bezhalel Machlis    40   Corporate Vice President and General Manager
                         - Ground C4I and Battlefield Systems
Marco Rosenthal     56   Corporate Vice President - Manufacturing and Purchasing
Haim Rousso         57   Corporate  Vice  President and Co-General Manager
                         - El-Op
Gideon Sheffer      54   Corporate Vice President - Strategic Planning
Yoram Shmuely       43   Corporate Vice President and Co-General Manager
                         - Airborne and Helmet Systems
Arie Tal            65   Corporate Secretary
Timothy Taylor      51   President and Chief Executive Officer - EFW


     MICHAEL FEDERMANN. Michael Federmann has served as Chairman of the Board of Directors since the El-Op Merger in 2000. He served as Chairman of the Board of Directors of El-Op from 1988 until the Merger. He has held managerial positions in the Federmann Group since 1969, and since January 2002 he has served as Chairman and CEO of Federmann Enterprises Ltd. Currently, he also serves as Chairman of the Board of Directors of Dan Hotels Corp. Ltd. (Dan Hotels). Mr. Federmann is Deputy Chairman of the Board of Governors of the Hebrew University in Jerusalem (the Hebrew

University) and a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science. Mr. Federmann holds a bachelor's degree in economics and political science from the Hebrew University.

     JOSEPH ACKERMAN. Joseph Ackerman was appointed as President and Chief Executive Officer in 1996. From 1994 to 1996, he served as Senior Vice President and General Manager of Elbit Ltd.'s Defense Systems Division (EDS.) Mr. Ackerman joined Elbit Ltd. in 1982 and held various management positions, including General Manager - EFW, Senior Vice President - Operations Group, Vice President
- Operations and Vice President - Advanced Battlefield Systems. Mr. Ackerman holds a bachelor of science degree in aeronautical engineering from the Israel Institute of Technology (the Technion).

     AVRAHAM ASHERI. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Elron Electronic Industries Ltd. (Elron), Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., Scitex Corporation Ltd., ISAL Amlat Investment (1993) and Meditor Pharmaceuticals Ltd. Mr. Asheri was President and Chief Executive Officer of Israel Discount Bank from 1991 until 1998, and Executive Vice President and member of its management committee from 1983. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as Director General of the Israel Ministry of Industry and Trade, Managing Director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor's degree in economics and political science from the Hebrew University.

     RINA BAUM. Rina Baum is Vice President for Investments of Federmann Enterprises and since 1986 has served as Director and General Manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels and Harel Mutual Funds Ltd. During 1995 to 1996, she served as a director of Leumi Mortgage Bank Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.

     AHARON BETH-HALACHMI. Aharon Beth-Halachmi has served as President of Federmann Enterprises - Division of Industries and Technologies since 1985 and as President of Eurofund L.P. - Venture Capital Fund since 1994. He served as a director of El-Op from 1985 until 2000. From 1983 to 1985, he served as President of Tahal Engineering Co. Ltd. From 1982 to 1983, he was Director General of the IMOD. Prior to that he served in the IDF, including as head of Defense Research and Development from 1977 to 1982. He retired with the rank of Brigadier General. Mr. Beth-Halachmi holds a bachelor of science degree in electronic engineering from the Technion and a master of science degree in computer science from the Naval Postgraduate School in Monterey, California.

     DORON BIRGER. Doron Birger has served as Chief Executive Officer of Elron since August 2002 and as President of Elron since 2001. He joined Elron in 1994 as Vice President - Finance and served as Chief Financial Officer and Corporate Secretary. Prior to that he served as Chief Financial Officer for a number of companies including North Hills Electronics Ltd., Middle-East Pipes Ltd., Maquette Ltd., Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger is Chairman of Given Imaging Ltd. and serves as a director in several other companies in the Elron group. Mr. Birger holds bachelor and master of arts degrees in economics from the Hebrew University.

     AMI EREL. Ami Erel has served as President and Chief Executive Officer of DIC since 2001. In addition, he has served as Chairman of the Board of Directors of Elron since 1999. From 1999 until 2001, he was Chief Executive Officer of Elron. He served as Chairman of the Board of Directors of Elbit

Systems from 1999 until the Merger in 2000. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq - The Israel Telecommunications Corp. Ltd. and as Chairman of the Board of Directors of PelePhone Communications Ltd. from 1997 to 1998. He is a director of Property and Building Corporation Ltd. and Super-Sol Ltd., as well as Chairman or a member of the boards of other companies in the DIC group and the Elron group. Since 2000, Mr. Erel has served as the Chairman of the Board of the Israel Association of Electronic and Information Industries. Mr. Erel holds a bachelors of science degree in electrical engineering from the Technion.

     DOV NINVEH. Dov Ninveh has served since 1994 as a manager in Federmann Enterprises. He served as a director of El-Op from 1996 until 2000. From 1989 to 1994, he served as Deputy General Manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor's degree in economics and management from the Technion.

     NATHAN SHARONY (EXTERNAL DIRECTOR). Nathan Sharony has served since 1997 as a director for several companies, including Technorov Holdings (1993) Ltd. (Technorov), a high technology investment company, Bituach Yashir Ltd., Ormat Industries Ltd. and Genoa Technologies Ltd. From 1997 to 1999, he served as Chairman of Technorov. From 1994 to 1997, he was employed with a U.S. brokerage firm. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli Government Economic Mission to the U.S., President and Chief Executive Officer of El-Op and Vice President for Logistics of Tadiran Electronic Industry Ltd. In 1982, Mr. Sharony completed 30 years of service in the IDF, retiring with the rank of Major General. Mr. Sharony participated in the Field Artillery Battle Officers Course in Fort Sill, Oklahoma, and studied military history at the IDF's Staff and Command College.

     YEHUDA ADMON. Yehuda Admon was appointed Corporate Vice President and Co-General Manager of El-Op in 2000. From 1996 until 2000, he served as Vice President and Division Manager of Elbit Systems' Combat Vehicles Division. He joined Elbit Ltd. in 1992 and was Vice President and Division Manager of the Combat Vehicles Division of EDS. Prior to that Mr. Admon was a career officer in the IDF, where he served as Program Executive Officer for the Merkava Main Battle Tank Programs, retiring with the rank of Brigadier General. Mr. Admon holds a bachelor of science degree in mechanical engineering from the Technion.

     DAVID BLOCK TEMIN. David Block Temin was appointed Corporate Vice President in 2000 and has served as General Counsel since 1996. From 1987 to 1996, he was a Legal Advisor to Elbit Ltd. Prior to that, Mr. Block Temin was an attorney with law firms in New York City. Mr. Block Temin received a juris doctor degree as well as a master of arts degree in international relations from Stanford University and holds a bachelor of arts degree in political science from the University of Maryland. He is admitted to the Israeli and New York bars.

     ITZHAK DVIR. Itzhak Dvir became Corporate Vice President, General Manager - Silver Arrow in 2000 and General Manager - UAV, Tactical and Security Systems in January 2003. From 2000 through 2002, he was General Manager - C4I and Battlefield Systems. From 1996 until 2000, he was Vice President and Division Manager - UAV and C3 Division. He joined Elbit Ltd. in 1989 and held various management positions, including Vice President - UAV Division, Vice President - Advance Battlefield Systems Division and Marketing Director - Battlefield Systems Division. Prior to that he served as a career officer in the IAF, retiring with the rank of Colonel. Mr. Dvir holds a bachelor of science degree in aeronautical engineering from the Technion and a master of science degree in aeronautical engineering from the U.S. Air Force Institute of Technology at Wright Patterson Air Force Base.

     JACOB GADOT. Jacob Gadot was appointed Corporate Vice President - Mergers and Acquisitions in 2000 and Chief Technology Officer in 2001. He served as Vice President - Mergers and Acquisitions from 1998 to 2000 and as Vice President - Business Development from 1996 to 1998. Mr. Gadot joined Elbit Ltd. in 1983 and held various positions in EDS, including Vice President - International Marketing and head of the Airborne Division. Prior to that, he worked for Motorola Israel, after serving for ten years as an officer in the IAF. Mr. Gadot holds a bachelor of science degree in electrical engineering from the Technion.

     JOSEPH GASPAR. Joseph Gaspar was appointed Corporate Vice President and Chief Financial Officer in 2001. He served as Corporate Vice President - Strategy, Technology and Subsidiaries from the El-Op Merger in 2000 until 2001. From 1996 until the Merger, he held the position of Corporate Vice President, Marketing and Business Development of the El-Op Group. Mr. Gaspar joined El-Op in 1975 and held several management positions, including Vice President and General Manager of El-Op's Optronics Product Division and co-manager of an El-Op subsidiary in the United States. Mr. Gaspar holds a bachelor of science degree from the Technion in electronic engineering with advanced studies in digital signal processing and communication.

     ZEEV GOFER. Zeev Gofer was appointed Corporate Vice President - Business Development and Marketing in April 2003. He previously served as Co-General Manager - Aircraft and Helicopter Upgrades and Systems from 2000. From 1999 until 2000, he was Vice President of the Aircraft Upgrades and Airborne Systems Division, having served as Division Manager since 1996. He joined Elbit Ltd. in 1982 and held various management positions, including Director of EDS' Aircraft Upgrade Division, director of a major aircraft upgrade program, director of avionics system engineering and technical manager of the LAVI avionics program. Mr. Gofer holds bachelor and master of science degrees in electronic engineering from the Technion and a master of science of management degree from the Polytechnic University of New York.

     RAN HELLERSTEIN. Ran Hellerstein was appointed Corporate Vice President and Co-General Manager - Aircraft and Helicopter Upgrades and Systems in 2000 and became co-General Manager - Airborne and Helmet Systems in April 2003. From 1996 until 2000, he served as Vice President - Development and Engineering Division, having served as Division Manager since 1993. Mr. Hellerstein joined Elbit Ltd. in 1978 and served in various management positions, including Director and Division Manager of EDS' Engineering Division, department manager, technical manager and systems engineer. Mr. Hellerstein holds bachelor and master of science degrees in electrical engineering from the Technion.

     BEZHALEL MACHLIS. Bezhalel Machlis was appointed Corporate Vice President and General Manager - Ground C4I and Battlefield Systems in January 2003. From 2000 until December 2002, he served as Vice President - Battlefield and Information Systems. Mr. Machlis joined Elbit Systems in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an Artillery Officer in the IDF, where he holds the rank of Colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and a MBA from Tel-Aviv University.

     MARCO ROSENTHAL. Marco Rosenthal was appointed Corporate Vice President - Manufacturing and Purchasing in 2001, having previously served as Vice President
- Operations and General Manager of
the Karmiel facility since 1999. From 1996 to 1999, he served as Vice President
- Material. Mr. Rosenthal joined Elbit Ltd. in 1975 and held various management positions, including Vice President - Material of EDS and Director of the Sales Department. Mr. Rosenthal holds a degree in technical engineering from the Technion and a degree in business management from Haifa University.

     HAIM ROUSSO. Haim Rousso was appointed Corporate Vice President and Co-General Manager of El-Op following the Merger in 2000. Prior to that, Mr. Rousso held the position of Corporate Vice President of the El-Op Group and General Manager of El-Op. He has held various managerial positions in El-Op since 1972. Mr. Rousso holds bachelor and master of science degrees in electrical engineering from the Technion.

     GIDEON SHEFFER. Gideon Sheffer joined Elbit Systems in 2001 as Corporate Vice President - Strategic Planning. Prior to that he served as Acting Head of Israel's National Security Council and as National Security Advisor to former Prime Minister Ehud Barak. In 1998, he completed 32 years of service in the IDF, retiring with the rank of Major General. From 1995 to 1998, he served on the General Staff as Head of the IDF's Human Resources Branch. Prior to that, he served as Deputy Commander of the IAF. Mr. Sheffer held a number of command positions in the IAF after serving as a fighter aircraft and helicopter pilot. He is a member of the board of directors of Blue Square Ltd. and Tzarfati and Sons Ltd. Mr. Sheffer holds a bachelor's degree in Israel studies from Bar Ilan University and is a graduate of Harvard University Business School's Advanced Management Program.

     YORAM SHMUELY. Yoram Shmuely was appointed Corporate Vice President and General Manager - Helmet Mounted Systems in 2000 and became Co-General Manager - Airborne and Helmet Systems in April 2003. From 1998 until 2000, he was Vice President - Helmet Mounted Systems Division. From its founding in 1996 until 1998, he served as President of VSI. Mr. Shmuely joined Elbit Ltd. in 1990 and served as director of Elbit Ltd.'s Helmet Mounted Display group. He served as a fighter aircraft pilot in the IAF. Mr. Shmuely holds a bachelor of science degree in electronic engineering from the Technion.

     ARIE TAL. Arie Tal was appointed Corporate Secretary in 1996. He joined Elbit Ltd. in 1986 and held various management positions, including Corporate Secretary and Director of Business Development for EDS in North America. Prior to that he served as a career officer in the IAF, including as Head of Acquisition for several major programs, retiring with the rank of Colonel. Mr. Tal holds a bachelor of science degree in aeronautical engineering from the Technion and a master of science degree in aeronautics from Princeton University.

     TIMOTHY TAYLOR. Timothy Taylor was appointed President and Chief Executive Officer of EFW in 2000 after serving as EFW's President and General Manager since 1997. He joined EFW in 1994 and held the positions of Executive Vice President and General Manager, Vice President - Strategic Planning and Business Development and Vice President - Aircraft Systems. A 30-year veteran of the aerospace industry, he previously held various management and strategic business development positions with Allied Signal Inc. (now Honeywell) and GEC Marconi Avionics (now BAE Systems). A native of the United Kingdom, Mr. Taylor received his engineering degree in England before moving to the United States. He became an U.S. citizen in 1996.

COMPENSATION OF DIRECTORS AND OFFICERS

     The following table sets forth the aggregate compensation paid to all directors and officers of Elbit Systems as a group, other than the President, and the President individually, for the fiscal year ended December 31, 2002:

                               Salaries, Directors' Fees    Pension, Retirement
                               Commissions and Bonuses(1)   and Similar Benefits
                               --------------------------   --------------------

All directors and officers
other than the President
(consisting of 25 persons)            $3,338,048(2)             $532,630

President                             $1,821,736(2)              $76,363

(1) Directors, besides Joseph Ackerman, are paid in accordance with standard fees paid to External Directors in Israel, which currently includes an annual fee of $9,907 and a per meeting fee of $381. Such payments are made either directly to the director or to his or her employing company. Mr. Ackerman does not receive director fees.

(2) Includes compensation resulting from the exercise of Elbit Systems stock options.

BOARD PRACTICES

     APPOINTMENT AND TERMINATION OF DIRECTORS.

     The current members of Elbit Systems' board of directors (Board), other than the External Director, were appointed at the annual general meeting of shareholders held in December 2002. The External Director, Mr. Sharony, was appointed at a general meeting of shareholders in March 2002.

     The employment contract of Elbit Systems' President and Chief Executive Officer Joseph Ackerman, which was approved by Elbit Systems' shareholders in 2000, provides for severance payments upon termination of his employment. Mr. Ackerman's employment contract was extended through July 2006 in accordance with its terms. See below - Item 7. Major Shareholder and Related Party Transactions
- Related Party Transactions - Agreements Relating to the Merger - Shareholders Agreement - Corporate Governance - President. There are no other service contracts or similar arrangements with any director that provide for benefits upon termination of directorship. See below - Item 10. Additional Information - General Provisions of Israeli Law and Related Provisions - Appointment of Directors.

     For information on contractual arrangements for appointment of directors resulting from the Merger, see below Item 7. Major Shareholders and Related Party Transactions - Agreements Relating to the Merger.

     AUDIT COMMITTEE. Dov Ninveh (chairman), Avraham Asheri and Nathan Sharony are currently members of the audit committee of the Board. The audit committee and Elbit Systems' internal auditor operate in accordance with an audit committee charter that provides the framework for their audit and reporting functions. See below - Item 10. Additional Information - General Provisions of Israeli Law and Related Provisions - Internal Auditor and Audit Committee.

     NEW U.S. LEGISLATION AND NASDAQ RULES. Regulations proposed under the U.S. Sarbanes-Oxley Act of 2002 and proposed NASDAQ regulations contain independence criteria for members of audit committees as well as for a majority of board members of publicly traded companies. If these regulations are adopted the proposed independence criteria could impact some of our Board and audit committee members.

EMPLOYEES

     Most of our employees are based in Israel, although we have a significant amount of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2002, 2001 and 2000 were as follows:

               Total Employees                        U.S. Employees
               ---------------                        --------------

2002                5,342                                  1,077
2001                5,040                                  1,040
2000                4,250                                    980

     Most of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements. See above - Item 4. Information on the Company
- Conditions in Israel - Israeli Labor Laws. Approximately 500 of El-Op's employees are covered by a collective bargaining agreement extending through the end of 2004. Union collective bargaining agreements whose term is in the process of being finalized apply to approximately 200 of Cyclone's employees. Approximately 110 of EFW's employees in Fort Worth are subject to union collective bargaining agreements expiring in November 2005. We believe our overall relationship with our employees is satisfactory.

SHARE OWNERSHIP

ELBIT SYSTEMS' STOCK OPTION PLANS

     Elbit Systems adopted employee stock option plans in 1996 (the 1996 Plan) and following the Merger in 2000 (the Post Merger Plan). Under these Plans, stock options for Elbit Systems' ordinary shares were granted to officers and employees of Elbit Systems and wholly-owned subsidiaries. The Plans are designed to enable us to attract and retain employees and to link their incentives to the performance of Elbit Systems' shares. The Plans were approved by Elbit Systems' Board and shareholders and are described in prospectuses filed with the Israel Securities Authority (the ISA), and summaries were filed with the U.S. Securities and Exchange Commission (the SEC). Although the options themselves are not transferable or registered for trading, the shares underlying the options granted under the Plans were registered for trading with the SEC and the ISA.

POST MERGER PLAN

     OPTIONS GRANTED. Under the Post Merger Plan, 5,000,000 options were authorized to be granted to approximately 800 key employees of Elbit Systems and wholly-owned subsidiaries. Approximately 4,500,000 of these options were granted to employees through a trustee in 2000. 400,000 of the options were granted to Joseph Ackerman, Elbit Systems' President and CEO. No other directors were granted options, but executive officers other than Mr. Ackerman were granted an aggregate of 560,000 options under the Plan. Approximately 500,000 of the options under the Post Merger Plan were issued to the Plan's trustee in reserve for future grants to key employees, as determined from time to time by Elbit Systems' President. As of May 31, 2003, 125,840 of these reserve options were issued to employees. In addition, options that have lapsed or are canceled before exercise may be added to the reserve and re-granted under the Post Merger Plan. The general terms of these options are the same as those for other options granted under the Post Merger Plan. Half of the options granted to any employee under the Post Merger Plan are exercisable into one Elbit Systems ordinary share per option in consideration for the employee's payment to Elbit Systems of the exercise price.

     PHANTOM OPTIONS. The second half of the options granted to any employee under the Post Merger Plan is "phantom" options, similar to share appreciation rights. These options entitle the employee, on exercise of the phantom options, to receive shares in an amount corresponding to the value of the difference between the "deemed" option exercise price and the closing TASE trading price on the date before the option exercise date. For phantom options the employee pays only the par value of the shares actually received. For the impact of the accounting treatment of the phantom options, see above - Item 5. Operating Financial Review and Prospects - Management's Discussion and Analysis - Operating Results - Impact of Phantom Options.

     OPTION EXERCISE PRICE. The exercise price for the options granted in December 2000 is $12.32 per option. The exercise price was determined based upon a discount of 15% from the average trading price of Elbit Systems' shares on the TASE in July and August 2000. The exercise price for options granted under the future reserve is 85% of the average price of Elbit Systems' shares on the TASE for the 60 trading days prior to the specific option grant. The "deemed" option exercise price for the phantom options is the same as the option exercise price for the regular options granted at the same time under the Post Merger Plan.

     VESTING. The options vest at the rate of 25% per year following their grant and must be exercised no later than six years after the date of grant. Termination of employment for any reason, except in special circumstances approved by Elbit Systems' President, will result in cancellation of the options that have not vested before termination of employment. Following termination of employment, unexercised options that have vested before the termination must be exercised within 90 days of termination.

     SHARE RIGHTS AND TAX CONSEQUENCES. Shares issued to employees as a result of exercise of the options, including phantom options, will bear rights identical to other Elbit Systems' ordinary shares. Employees will bear all tax consequences to them resulting from the Post Merger Plan. The Israeli tax authorities have approved the Plan's qualification under Section 102 of the Israeli Income Tax Ordinance (New Version). This enables employees who hold the options at least for two years to be exempt from Israeli tax on the value of the option exercise price.

     1996 PLAN

     OPTION GRANTS. A total of 2,422,000 options were issued to employees under the 1996 Plan, as amended. Each option was exercisable into one Elbit Systems ordinary share, and this Plan did not include phantom options. In December 1996, 1,500,000 options were granted (the Initial Grant), in July 1997, 20,000 options were granted (the July 1997 Grant), in May 1998, 720,000 options were granted (the May 1998 Grant), and in March 1999, 16,000 options were granted (the March 1999 Grant). Joseph Ackerman received 150,000 options under the Initial Grant and 90,000 options under the May 1998 Grant. No other director received options under the 1996 Plan, but executive officers other than Mr. Ackerman were granted an aggregate of 465,000 options. All of the options under the 1996 Plan were vested in December 2002.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

PERCENTAGES

     The Company had, as of May 31, 2003, 39,065,834 ordinary shares outstanding (This amount includes 385,900 shares held by Elbit Systems as treasury shares.) The following table sets forth specific information as of May 31, 2003, to the best of our knowledge, concerning:

     o beneficial ownership of more than 5% of Elbit Systems' outstanding ordinary shares; and

     o the number of ordinary shares beneficially owned by all of Elbit Systems' officers and directors as a group.


The Federmann Group                      12,100,000            30.97%
99 Hayarkon Street
Tel-Aviv, Israel(1)

Elron Electronic Industries Ltd.          7,815,446            20.00%
Azrieli Center, 42nd Floor
Tel-Aviv, Israel(2)

Bank Hapoalim Group                       2,665,993             6.82%
Tel-Aviv, Israel(3)

Bank Leumi Group
Tel-Aviv, Israel(3)                       2,274,421             5.82%

All officers and directors
as a group (23 persons)                     306,061(4)            *

----------
* less than 5%

(1) The Federmann Group includes Federmann Enterprises Ltd. (Federmann Enterprises), an Israeli company that holds 21.15% of Elbit Systems' shares, and Heris Aktiengesellschaft (Heris), a Liechtenstein company that holds 9.82% of Elbit Systems' shares.

     Federmann family owned companies own all of Federmann Enterprises. Bella Federmann owns approximately 14% of the voting rights in Federmann Enterprises. Michael Federmann, son of Bella Federmann, and his family members own approximately 61% of the voting rights in, and approximately 62% of the equity of, Federmann Enterprises. Irit Federmann-Landau, daughter of Bella Federmann, owns approximately 22.5% of the voting rights in, and approximately 17% of the equity of, Federmann Enterprises. Shmuel Federmann, Bella Federmann's brother-in-law, and Shmuel Federmann's children, Ami and Ronit, own approximately 2% of the voting rights in, and 20% of the equity of, Federmann Enterprises.

     Ownership of Heris is held, directly and through wholly-owned subsidiaries, by Federmann Enterprises (approximately 85.5% of the equity and voting rights) and by Irit Federmann-Landau (approximately 14.5% of the voting and equity rights).

     Michael Federmann, Chairman of Elbit Systems' Board, is also a director and CEO of Federmann Enterprises and Heris.

(2) Elron is a multinational, high technology holding company whose business is conducted through a group of high technology operating companies. The principal shareholders of Elron are DIC, the Bank Leumi Group and the Clal Insurance Group, which as of May 31, 2003 held approximately 38.51%, 8.17%, and 2.15%, respectively, of the voting power of Elron.

     IDB Holding Corporation Ltd. (IDBH) is the parent of IDB Development Corporation Ltd. (IDBD), which, in turn, is the parent of Discount Investment Corporation Ltd. (DIC). IDBH, IDBD and DIC are public companies traded on the TASE.

     On May 19, 2003, private companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati completed a sale of all of the shares of IDBH held by them, constituting approximately 51.7% of the outstanding share capital of IDBH, to a group comprised of: (i) Ganden Investments I.D.B. Ltd. (Ganden), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which, following this transaction, holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments - IDB Ltd. (Manor), a private Israeli company controlled by Ruth Manor, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments
     (2002) Ltd. (Livnat), a private Israeli company controlled by Avraham Livnat, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a shareholders agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

     Nochi Dankner is Chairman of IDBH, IDBD and DIC. Shelly Dankner-Bergman, Isaac Manor (the husband of Ruth Manor), Dori Manor (the son of Isaac and Ruth Manor) and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD and DIC.

     Doron Birger, a director of Elbit Systems, is the President and CEO of Elron. Ami Erel and Avraham Asheri, directors of Elbit Systems, are also directors of Elron.

(3) The holdings in Elbit Systems' shares by the Bank Hapoalim Group and the Bank Leumi Group are divided among several entities, mainly mutual funds.

(4) This includes 277,200 shares underlying options that are currently exercisable or that will become exercisable within 60 days of the date of the filing of this Form 20-F. A portion of the underlying options are "phantom options" that have been calculated based on Elbit Systems' May 31, 2003 share price of $18.63.

RIGHTS IN SHARES, SIGNIFICANT CHANGES IN SHAREHOLDERS AND CONTROLLING
SHAREHOLDERS

     Except to the extent provided in the Shareholders Agreement (the Shareholders Agreement) described below in "Related Party Transactions - Agreements Relating to the Merger", Elbit Systems' major shareholders have the same rights as other holders of Elbit Systems' ordinary shares. The only significant change in shareholdings by major shareholders in the last three years was the change resulting from the Merger in the holdings of Elron and the Federmann Group. As a result of the Merger in 2000, Elron's shareholding percentage decreased from approximately 33% to approximately 23%, and the Federmann Group received approximately 32% of in Elbit Systems shares.

     Elron and the Federmann Group may be considered as controlling shareholders of Elbit Systems due to the Shareholders Agreement. We are not aware of any other arrangement, including by way of a shareholder agreement or registration rights agreement, that in the future may lead to a change in control of Elbit Systems. Except as provided in the Shareholders Agreement regarding appointment of directors, the Chairman of the Board and the President, no appointment of the President or a director is made as a result of a related party transaction. Also, there are no outstanding loans by Elbit Systems or its subsidiaries to such persons.

RELATED PARTY TRANSACTIONS

     AGREEMENTS RELATING TO THE MERGER

     There are three major agreements relating to the Merger:

     - A merger agreement dated December 19, 1999 (the Merger Agreement) among Elbit Systems, El-Op and the Federmann Group.

     - The Shareholders Agreement dated December 19, 1999, between Elron and the Federmann Group.

     - A registration rights agreement, effective on July 5, 2000, the closing date of the Merger (the Registration Rights Agreement) among Elbit Systems, Elron and the Federmann Group.

     The following is a summary of major provisions of those agreements.

     MERGER AGREEMENT

     NATURE OF THE MERGER AND CONSIDERATION. The Merger was accomplished through a statutory merger under Israeli law of El-Op into Elbit Systems followed immediately by a spin-off of part of the merged assets and liabilities into a wholly-owned subsidiary of Elbit Systems, which assumed El-Op's name. In consideration for the Merger, the Federmann Group, the principal shareholders of El-Op before the Merger, was issued 12,100,000 new Elbit Systems ordinary shares.

     REPRESENTATIONS AND ADJUSTMENTS TO THE MERGER CONSIDERATION

     Elbit Systems and El-Op made representations regarding their business and capital structure. The Federmann Group made representations regarding ownership of its shares in El-Op. If any of the representations were found to be incorrect, an adjustment would be made to the number of Elbit Systems' shares issued to the Federmann Group under the Merger. The time period for such adjustment expired in March 2003, and no adjustments were made.

     TAXES AND EXPENSES. Each party bears any tax liability that may be imposed on it relating to the Merger Agreement. Elbit Systems paid the Israeli stamp tax payable for the issuance of ordinary shares. The parties share any other Israeli stamp tax payable due to the Merger Agreement. The parties agreed to comply with all the conditions for tax exemption in accordance with the Israeli Income Tax Ordinance and/or as determined by the Israeli Income Tax Commissioner. Among other things, Elbit Systems agreed not to issue new shares if, as a result of the issuance, the Federmann Group or any of the units comprising it, will be charged with tax. Under the Israeli Income Tax Ordinance, subject to conditions imposed by applicable law and regulations, due to the tax exemption granted for the Merger, Elbit Systems generally was restricted for a period of two years following the Merger from issuing new shares in excess of 25% of the amount of its outstanding shares existing prior to the Merger. However, this restriction did not apply to a public offering or shares issued under a stock option plan. Each party to the Merger Agreement agreed to pay any taxes and expenses that are imposed on it under any provisions of law and/or that it incurs pursuant to the Merger Agreement.

     ARBITRATION. The parties agreed to submit to arbitration any dispute that arises between them regarding the Merger Agreement.

SHAREHOLDERS AGREEMENT

     CORPORATE GOVERNANCE. Elron and the Federmann Group agreed that following the Merger, so long as each holds at least 15% of Elbit Systems' issued share capital, the following will apply.

     BOARD MEMBERS. The parties agreed to vote to cause Elbit Systems' Board to have 11 members, consisting of four directors nominated by Elron, four directors nominated by the Federmann Group, the two External Directors and the President of Elbit Systems. All Board committees will be equally represented by the Board nominees of Elron and the Federmann Group. Should the holdings of Elbit Systems' issued share capital of only one of the parties fall below 15%, but not below 5%, the number of directors that party will have the right to nominate to the Board will be reduced proportionally. The other party will have the right to nominate all other members of the Board and to appoint the Chairman of the Board and the President and the Chief Executive Officer.

     EXTERNAL DIRECTORS. The Federmann Group has the right to nominate a candidate to replace the first of the two External Directors who vacates his appointment. Elron has the right to nominate a candidate to replace the second of the two External Directors who vacates his appointment. This arrangement will continue as long as Elbit Systems is required to have External Directors.

     PRESIDENT AS A BOARD MEMBER. Elbit Systems' President and Chief Executive Officer serves as a director, provided that he may not vote on any Board resolution if his vote determines whether the resolution passes. The President is invited to participate in all Board meetings.

     BOARD CHAIRMAN. The Chairman of the Board is elected by the shareholders from among the Board members. The Federmann Group nominates a candidate for the office of Chairman of the Board after it has consulted with Elron. Michael Federmann was elected as Chairman beginning on the Merger closing date.

     PRESIDENT. Joseph Ackerman continues as Elbit Systems' President and Chief Executive Officer for a period of three years from the Merger closing date, as specified in his employment agreement. The agreement was automatically extended for another three-year period since neither party provided advance notice of termination by December 31, 2002. Following termination of Mr. Ackerman's employment, Elron will nominate a candidate for the office of President and Chief Executive Officer, after consulting with the Federmann Group. The President and Chief Executive Officer will be elected by the Board, and his appointment is subject to shareholder approval.

     VOTES OF THE BOARD. Except as provided otherwise in the Articles of Association, resolutions of the Board are determined by a simple majority of the members participating in the vote. No member of the Board, including the Chairman, has more than one vote.

     VOTES AT SHAREHOLDERS MEETINGS. The parties coordinate in advance on how they will vote their shares at any Elbit Systems' shareholders meeting. Except as provided above, the parties will vote their shares against any proposed resolution at any Elbit Systems' shareholders meeting, unless they agree in writing in advance to vote in favor.

     RESTRICTIONS ON SALES AND PURCHASES OF ELBIT SYSTEMS SHARES

     Following the Merger, as long as one of the parties holds at least 15%, and the other party at least 5%, of Elbit Systems' issued share capital, no transfer of Elbit Systems' shares by either party will be valid unless made in accordance with the following:

     o During the period beginning on January 1, 2003 and ending on December 31, 2004, neither party will transfer shares of Elbit Systems if, as a result of the transfer, the transferring party's holdings fall below 15% of Elbit Systems' issued share capital, unless:

          - shares constituting at least 15% of Elbit Systems' issued share capital are transferred; and

          - all of the obligations and rights of the transferring party under the Shareholders Agreement have been assigned and transferred to the buyer, with the buyer's assumption of all such obligations, and written notice to this effect signed by both the transferor and the buyer has been given to the other party before the transfer.

     o After January 1, 2005, no party will transfer, as part of a single transaction, 15% or more of Elbit Systems' issued share capital unless all of the obligations and rights of the transferring party under the Shareholders Agreement have been assigned and transferred to the buyer, with the buyer's assumption of all such obligations, and written notice to this effect signed by both the transferor and the buyer has been given to the other party to the Shareholders Agreement before the transfer.

     FIRST REFUSAL AND TAG ALONG RIGHTS

     The Shareholders Agreement provides for rights of first refusal if a party wants to transfer Elbit Systems shares to a third party buyer. The party intending to sell its Elbit Systems shares must first offer them to the other party on the same terms offered by the buyer. The Shareholders Agreement also provides for tag along rights if a party wants to transfer shares to a third party buyer. The party wishing to sell its shares must enable the other party to participate in the sale to a third party buyer, unless the selling party wishes to:

     (a)  sell more than 15% of Elbit Systems' issued share capital, and

     (b) the third party buyer assumes the obligations of the selling party under the Shareholders Agreement.

     The above provisions do not apply to any transfer by a party to a person or entity that it controls or that controls such party or that is under common control with such party. The right of first refusal and tag along rights will also apply to any transfer of shares of Federmann Enterprises or Heris, respectively, if Elbit Systems shares held by such entity at any time constitute in excess of 90% of the total assets of that entity.

     PARTICIPATION RIGHTS. The Shareholders Agreement also provides for purchase participation rights. If a party purchases Elbit Systems shares, the other party may participate in this purchase on the same terms as the first party on a pro-rata basis, based on the number of Elbit Systems shares held by the parties. However, this participation right shall not apply to any purchases made by Elron until Elron's share holdings in Elbit Systems equal those of the Federmann Group.

     PERMITTED SALES. Despite the above restrictions on sales of Elbit Systems shares, each party may sell shares on the TASE in quantities not more, in any calendar quarter, than 1% of Elbit Systems' issued share capital.

     TASE RULES. All of the above mentioned transfers of Elbit Systems shares are subject to restrictions on disposition in accordance with TASE rules.

     TERMINATION OF THE AGREEMENT. The parties agreed that if the Merger Agreement becomes void, the Shareholders Agreement will also become void. After the Merger, the Shareholders Agreement will remain in effect until the earlier of:

     (a)  December 18, 2014; or

     (b) the date any party's holdings fall below 5% of Elbit Systems' issued share capital, provided that all the rights and obligations of that party under the Shareholders

          Agreement have not been previously transferred or transferred concurrently with such reduction to a new party, in which case the Shareholders Agreement will not terminate but will bind the new party.

REGISTRATION RIGHTS AGREEMENT

     DEMAND REGISTRATION. Elron and the Federmann Group each may twice require Elbit Systems to register their ordinary shares for sale in the United States. No shareholder may demand registration of ordinary shares less than 180 days following the effective date of any registration statement previously filed by Elbit Systems under a demand registration. Elbit Systems has the right to delay filing of a registration statement in specific circumstances.

     PIGGYBACK REGISTRATION. Elron and the Federmann Group have an unlimited number of "piggyback" registration rights. This means that any time Elbit Systems proposes to file a registration statement in connection with any public offering of any ordinary shares in the United States, whether for the account of Elbit Systems or any Elbit Systems shareholder, Elron and the Federmann Group each may require Elbit Systems to include its ordinary shares in that offering.

     TERMINATION OF REGISTRATION RIGHTS. The respective registration rights of Elron and the Federmann Group terminate if such shareholder and its affiliates collectively cease to own at least 5% of the then issued and outstanding Elbit Systems ordinary shares or such shares of any successor corporation. In addition, the Federmann Group agreed not to exercise its registration rights during the TASE restriction period applicable to the Elbit Systems' ordinary shares the Federmann Group received as consideration in the Merger.

     EXPENSES AND INDEMNITY. Elbit Systems agreed to pay all expenses that result from the registration of ordinary shares under the Registration Rights Agreement, other than fees and disbursements of counsel to the shareholders, all underwriting fees, commissions and discounts connected with the sale of any ordinary shares and any transfer taxes incurred in such sale. Elbit Systems also agreed to indemnify Elron and the Federmann Group against liabilities that may result from misrepresentations or omissions in any registration statement filed under the Registration Rights Agreement or any violation of U.S. federal or state securities laws in connection with any such registration, other than those liabilities caused by any act or omission of such shareholder.

AGREEMENTS RESULTING FROM THE DEMERGER

     DEMERGER. In connection with Elbit Ltd.'s demerger in November 1996, Elbit Systems, Elbit Ltd. and Elbit Medical Imaging Ltd. (EMI) and some of their subsidiaries, entered into a number of agreements in order to implement the demerger and define their ongoing relationship. In May 2002, Elbit Ltd. became a wholly-owned subsidiary of Elron. The following is a summary of those agreements to which Elbit Systems is a party and that are still in effect.

     SPIN-OFF AGREEMENT. Elbit Systems, EMI and Elbit Ltd. implemented the demerger under a Spin-Off Agreement. Elbit Ltd. transferred its healthcare-related operations to EMI and its defense-related operations to Elbit Systems, while retaining its remaining businesses. Elbit Ltd. assigned its rights and obligations under its defense related contracts to Elbit Systems. Responsibility for obligations that could not be related to any of their respective fields of activity were distributed among the companies in proportion to the respective net equity of each of the companies in their pro forma balance sheets as of

December 31, 1995. Each company assumed responsibility relating to its particular business with respect to liens on assets, indemnities granted for certain activities, legal claims and employee obligations and benefits. EMI, Elbit Systems and Elbit Ltd. each agreed to indemnify or compensate the others with respect to third-party claims relating to a field of activity of the indemnifying party. Each of the three companies agreed to act in accordance with the applicable Israeli tax provisions regarding the demerger.

     TECHNOLOGY AND CROSS LICENSE AGREEMENT. Elbit Systems, Elbit Ltd. and EMI entered into a Technology Assignment and Cross License Agreement. This agreement enabled the companies to own or use the technology required to pursue and develop their respective fields of activity. Under this agreement, Elbit Ltd. transferred to Elbit Systems the rights to Elbit Ltd.'s intellectual property relating to defense activities. Elbit Systems, EMI and Elbit Ltd. each granted a license to the other parties and their respective subsidiaries that chose to become parties to the agreement. This license gives the parties the non-exclusive, non-transferable, royalty-free, worldwide right to use the transferred intellectual property for their respective activities that do not conflict with each granting party's activities as conducted at the time the demerger was completed. In addition, the agreement entitles Elbit Systems, EMI and their respective subsidiaries to use the name "Elbit" in their current and future business activities, provided such activity is not the same as or similar to the activity conducted by another party to the agreement. Elbit Ltd. is entitled to register the name "Elbit" as a part of a trade name or copyright. Each party also agreed to protect all proprietary information transferred to it pursuant to the agreement for a period of ten years.

     LEASE AGREEMENT. Under a lease agreement, Elbit Systems currently leases from Elbit Ltd. approximately 170,000 square feet of office and manufacturing space in Karmiel, Israel. The lease expires in October 2006 and may be terminated earlier by Elbit Systems upon twelve months' prior written notice. The monthly rent is an amount in NIS equal to approximately $0.548 per square foot linked to the U.S. dollar and the U.S. CPI, payable quarterly at the beginning of each quarter. In the event that the area leased is substantially reduced, the monthly rent will be determined by the parties.

TRANSACTIONS WITH ELRON AND AFFILIATED COMPANIES

     There are a number of insurance policies that Elbit Systems has taken with some of our affiliated companies, including Elron, in order to obtain more favorable terms than would have otherwise been available.

     In addition, in the ordinary course of business, some subsidiaries and affiliates of Elbit Systems engage in business activities with each other on terms that we believe are comparable to those negotiated between third parties on an arms-length basis.

TRANSACTIONS WITH OFFICERS AND DIRECTORS

     Some members of Elbit Systems' Board are also directors of companies in the Federmann Group or Elron. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both companies will be excluded from any decisions concerning such issue or transaction. Transactions with officers, directors, key employees and affiliates are authorized in accordance with the requirements of the Companies Law. See below - Item 10. Additional Information - Approval of Certain Transactions.

     For information on the grant of options in Elbit Systems' shares to officers and directors, see above - Item 6. Directors, Senior Management and Employees - Share Ownership - Elbit Systems' Stock Option Plans.

ITEM 8.     FINANCIAL INFORMATION.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Consolidated Financial Statements attached to this Form 20-F.


LEGAL PROCEEDINGS

     Elbit Systems and our subsidiaries are involved in legal proceedings from time to time. Based on the advice of our legal counsel, management believes such current proceedings will not have a material adverse effect on the financial position or results of operations of Elbit Systems.

DIVIDEND DISTRIBUTIONS

     Elbit Systems does not have a declared dividend policy. The Company's Articles of Association provide that the Board may approve dividend payments to shareholders out of surplus earnings as permitted by applicable law. To date we have consistently paid a quarterly dividend to our shareholders.

         Our dividend payments for the last three full fiscal years were as follows:

         2000       $0.32 per share
         2001       $0.32 per share
         2002       $0.34 per share

ITEM 9.     OFFER AND LISTING.

SHARE LISTINGS AND TRADING PRICES

     Elbit Systems' ordinary shares are quoted on NASDAQ under the symbol "ESLT" and are also listed on the TASE.

     The high and low sale prices for our ordinary shares for the five most recent full financial years are:

                      NASDAQ                       TASE (1)
                 HIGH        LOW               HIGH        LOW
                 ----        ---               ----        ---

1998            $14.50      $12.50            $14.80      $12.48
1999            $18.47      $12.38            $18.41      $12.17
2000            $19.38      $11.28            $19.18      $11.75
2001            $19.37      $13.72            $18.77      $15.53
2002            $19.31      $14.98            $18.92      $14.32

     The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the first two subsequent quarters are:

                                    NASDAQ                       TASE(1)
                                    ------                       -------
                               HIGH      LOW               HIGH         LOW
                               ----      ---               ----         ---
2001
First Quarter                 $15.56    $12.81            $15.42      $13.05
Second Quarter                $15.58    $13.93            $18.39      $16.01
Third Quarter                 $16.88    $15.58            $19.56      $17.46
Fourth Quarter                $19.37    $17.59            $18.77      $18.31

2002
First Quarter                 $19.31    $17.30            $18.28      $17.50
Second Quarter                $17.79    $15.00            $17.06      $15.20
Third Quarter                 $17.11    $15.36            $16.80      $15.08
Fourth Quarter                $17.39    $14.69            $17.24      $14.43

2003
First Quarter                 $16.84    $14.51            $17.00      $14.77
Second Quarter
  (through May 31, 2003)      $19.33    $15.30            $19.52      $16.45

     The monthly high and low sale prices of our ordinary shares for the most recent six months are:

                                    NASDAQ                       TASE(1)
                                    ------                       -------
                               HIGH      LOW               HIGH         LOW
                               ----      ---               ----         ---

December 2002                 $17.39    $15.85            $17.24      $15.85
January 2003                  $16.36    $15.15            $16.21      $15.12
February 2003                 $15.73    $14.51            $15.69      $14.77
March 2003                    $16.84    $15.30            $17.00      $15.30
April 2003                    $18.32    $16.75            $18.34      $16.87
May 2003                      $19.33    $16.60            $19.53      $16.45

-------------
(1) The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars using the daily representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel.

     As of May 31, 2003, approximately 6.7% of Elbit Systems' outstanding ordinary shares was held in the United States by approximately 260 holders registered on the books of our transfer agent.

ITEM 10.    ADDITIONAL INFORMATION.

GENERAL PROVISIONS OF ISRAELI LAW AND RELATED PROVISIONS OF ARTICLES OF ASSOCIATION

     ISRAELI COMPANIES LAW AND REVISED ARTICLES OF ASSOCIATION. The Israel Companies Law - 1999 (the Companies Law) became effective in 2000. It replaced the Israeli Companies Ordinance as the basic corporation law governing Israeli publicly and privately held companies. The Companies Law also mandates specific provisions to be included in an Israeli company's articles of association. In 2000, following receipt of the required shareholder approval, Elbit Systems adopted Restated Articles of Association (the Articles of Association), which incorporate, among other provisions, revisions mandated by the Companies Law and the agreements relating to the Merger. See above - Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements Relating to the Merger.

     APPOINTMENT OF DIRECTORS. Elbit Systems' directors are appointed by the shareholders at the annual general shareholders meeting. They hold office until the next general shareholders meeting, which is held at least once every calendar year but not more than 15 months after the previous general shareholders meeting. Between general shareholders meetings the Board may appoint new directors to fill vacancies or increase the number of Board members, however new External Directors must be elected at a general shareholders meeting. Appointment of directors is subject to the terms of the Merger Agreement and the Shareholders' Agreement relating to the Merger. See above -
Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements Relating to the Merger. Under these agreements Elron and the Federmann Group each appoints four members to the Board. The Chairman of the Board is appointed from the Federmann Group nominees. The President of Elbit Systems also serves on the Board, however, he is not entitled to vote on a resolution if his vote would be the deciding vote for the resolution. The Articles of Association authorizes a maximum of 17 and a minimum of five directors. However, unless otherwise approved by the Board or a general shareholders meeting or during an interim period following a director's resignation, there are 11 directors, including two External Directors as described in "External Directors" below.

     SUBSTITUTE DIRECTORS. The Articles of Association provide that any director may appoint another person to serve as a substitute director. A substitute director must be qualified under the Companies Law to serve as a substitute director. If his or her appointment is for more than one meeting it will be subject to the approval of the Board. Such person may not act as a substitute director for more than one director at the same time. The same rules, including compensation, will apply to a substitute director as to the director who appointed him or her, and the substitute director may participate in Board and Board committee meetings in the same manner as the appointing director. Subject to the Companies Law, a director who has appointed a substitute director may revoke the appointment at any time. In addition, the office of a substitute director will be vacated at any time that the office of the director who appointed the substitute is vacated for any reason. Any appointment or revocation of the appointment of a substitute director will be made by notice in writing to the substitute director and Elbit Systems. The appointment or revocation, as the case may be, will become effective on the later of the date of receipt of the above notice or the date fixed in the notice.

     EXTERNAL DIRECTORS. Under the Companies Law publicly held Israeli companies are required to appoint two "External Directors". Among other requirements, External Directors must be residents of Israel and unaffiliated with Elbit Systems and its principals. External Directors serve for a three-year term that may be extended for an additional three-year term. They also are restricted as to the number of corporations on whose boards they may serve at the same time. Any committee of the Board must include at least one External Director. In addition, any individual who previously served as a director of a company may not later serve as an External Director of such company for a period of two years following such directorship. Nathan Sharony currently serves as an External Director of Elbit Systems, and his term of office ends in March 2005. Joel Feldschuh resigned as an External Director in May 2003 due to his anticipated nomination for an officer position with a company affiliated with IDBH, a controlling shareholder of Elron. Elbit Systems is in the process of nominating a replacement candidate for the second External Director for election at a general meeting of shareholders.

     INTERNAL AUDITOR AND AUDIT COMMITTEE. Publicly held Israeli companies are required to appoint an internal auditor. The main role of the internal auditor is to examine whether the company's activities comply with the law, integrity and orderly business procedure. Publicly held companies are also required to establish an audit committee of the Board of Directors. The audit committee must consist of at least three directors qualified under the Companies Law, including all External Directors. The audit committee and the internal auditor operate in accordance with an audit committee charter that provides the framework for their audit and reporting functions. For the potential impact of proposed U.S. regulations relating to independence criteria of audit committee members, see above - Item 6. Directors, Senior Management and Employees - Board Practices - Potential Impact of New U.S. Legislation and NASDAQ Rules.

     OFFICE HOLDERS

     The Companies Law specifies the duty of care and fiduciary duties that an "Office Holder" owes to a company. An Office Holder is defined as a director, managing director, chief business manager, president, executive vice president, vice president or other manager directly under the managing director. It also includes any other person assuming the responsibilities of any of those positions without regard to that person's title. Each person listed above in
Item 6. Directors and Executive Officers is an Office Holder of Elbit Systems.

     Under the Companies Law, an Office Holder's fiduciary duty includes avoiding any conflict of interest between the Officer Holder's position in the company and his or her personal affairs. The fiduciary duty also includes avoiding any competition with the company and avoiding exploiting any business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to reveal to the company any information or documents relating to the company's affairs that the Officer Holder has received due to his or her position as an Office Holder. Under the Companies Law voting agreements among directors are considered a breach of fiduciary duty. In addition, all compensation arrangements between the company and Office Holders who are not directors require approval of the Board.

APPROVAL OF CERTAIN TRANSACTIONS

     APPROVAL PROCEDURES. The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's articles of association and in some cases by the audit committee and by the board of directors. Sometimes shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters is a majority of the disinterested directors participating in a duly convened meeting. An Office Holder with an interest in any such matter that is brought for approval may not be present at the meeting where the matter is being approved and may not vote on the matter, unless such meeting is a shareholders meeting.

     PERSONAL INTEREST AND EXTRAORDINARY TRANSACTIONS. The Companies Law requires that an Office Holder of a company promptly disclose any "Personal Interest" that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. "Personal Interest" includes any interest held by the Office Holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of them. It also includes an interest by any corporation in which the Office Holder or his or her relative is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An "extraordinary transaction" is other than in the ordinary course of business, other than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities.

     APPROVAL OF TRANSACTIONS

     The Companies Law requires approval by both the audit committee and the Board for the following transactions:

     (1) proposed transactions in which an Office Holder has a direct or indirect Personal Interest or which are Extraordinary Transactions;

     (2) material actions or arrangements that may otherwise be considered a breach of fiduciary duty or the duty of care of an Office Holder;

     (3) terms of service of directors, including the terms of their employment as officers of Elbit Systems; or

     (4)  exemption from insurance and indemnification of Office Holders.

     Matters referred to in (3) and, in some cases, matters referred to in (1),
(2), and (4) above, may also require shareholder approval, including, where applicable, a specified percentage of non-interested shareholders.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     INSURANCE AND INDEMNIFICATION UNDER THE COMPANIES LAW

     The Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from a breach of the Office Holder's duty of care to the company or to another person. This includes liabilities from the breach of his or her fiduciary duty to the company, to the extent that the Office Holder acted in good faith and had reasonable cause to believe that the act would not prejudice the company. It also covers monetary liabilities charged against an Office Holder while serving the company.

     The Companies Law also allows a company to indemnify an Office Holder in connection with his or her activities as an Office Holder. This includes indemnification for monetary liability incurred under a judgment, including a settlement or arbitration decision approved by a court, in an action brought against the Office Holder by a third party. It also includes reasonable litigation expenses, including attorneys' fees, incurred in an action brought against him or her by, or on behalf of, the company or others, or as a result of a criminal charge of which he or she was acquitted or for a criminal charge for which he or she may be found guilty but that does not involve criminal intent. A company may not indemnify an Office Holder or enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of the following:

     (1) a breach of fiduciary duty, except for a breach of a fiduciary duty to the company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the company;

     (2) a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;

     (3)  an act done with the intent to unlawfully realize a personal gain; or

     (4)  a fine or monetary penalty imposed for an offense.

     INSURANCE AND INDEMNIFICATION UNDER THE ARTICLES OF ASSOCIATION

     Elbit Systems' Articles of Association allows for directors and officers liability insurance, subject to the provisions of the Companies Law. The Articles of Association also permit similar insurance to be provided to our subsidiaries' directors and officers. This insurance may cover:

     (1) a breach of his or her duty of care to Elbit Systems or to another person;

     (2) a breach of his or her fiduciary duty to Elbit Systems, provided that the director or officer acted in good faith and had reasonable cause to assume that his or her act would not prejudice the interests of Elbit Systems; or

     (3) any other event for which insurance of a director or officer is permitted.

     In addition, Elbit Systems' Articles of Association permit indemnification of a director or officer against:

     (1) a monetary liability imposed on the director of officer in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court;

     (2) reasonable expenses of the proceedings, including lawyers fees, expended by the director or officer or imposed on him or her by the court for:

          (a) proceedings issued against him or her by or on Elbit Systems' behalf or by a third party;

          (b) criminal proceedings from which the director or officer was acquitted; or

          (c) criminal proceedings in which he or she was convicted but that do not require proof of criminal intent; or

     (3) any other liability or expense for which it is or may be permissible to indemnify a director or an officer.

     However, any indemnification so granted by Elbit Systems may not exceed 25% of Elbit Systems' consolidated equity as reflected in our last consolidated annual financial statements published prior to the payment of such indemnification.

     In 2001, Elbit Systems' shareholders approved the grant to members of our Board of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Board in 2001 for grant to officers of Elbit Systems.

MATERIAL CONTRACTS

     Elbit Systems has not entered into material contracts since June 1, 2001, other than in the ordinary course of business.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     Non-residents of Israel may freely hold and trade Elbit Systems' ordinary shares under general and specific permits issued under the Israeli Currency Control Law, 1978. Elbit Systems' Memorandum of Association and Articles of Association do not restrict the ownership of ordinary shares by non-residents of Israel. Neither the Memorandum of Association and Articles of Association nor Israeli law restrict the voting rights of non-residents.

     Under the general permit given through the Israeli Currency Control Law, 1978, non-residents of Israel who buy Elbit Systems' ordinary shares inside or outside of Israel with any foreign currency are able to receive a number of types of distributions in freely repatriable U.S. dollars or specified other currencies. These distributions include dividends, proceeds from the sale of shares and any amounts payable on the dissolution, liquidation or winding-up of Elbit Systems.

     In the last several years, the Government of Israel liberalized its policies regarding exchange controls and investments in Israel and abroad.

TAXATION

     GENERAL

     The following is a summary of some aspects of the current tax law applicable to companies in Israel, with special reference to its effect on Elbit Systems and our Israeli subsidiaries. The following also contains a discussion of specified Israeli tax consequences to our shareholders and government programs from which we and some of our Israeli subsidiaries benefit. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

     In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel's tax law (the Tax Reform Legislation) generally effective January 1, 2003. Among the key provisions of the Tax Reform Legislation are:

     (i) changes which may result in the imposition of taxes on dividends received by an Israeli company from its foreign subsidiaries; and

     (ii) the introduction of the "controlled foreign corporation" concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains).

     An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid or withheld or that will be paid or withheld by the subsidiary in its country of residence according to the conditions determined in the Israeli Tax Ordinance.

     The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

     EFFECTIVE CORPORATE TAX RATE. Generally, Israeli corporations are subject to a 36% "Company Tax". Elbit Systems' income tax liability in Israel is based on our unconsolidated earnings and such earnings of our Israeli-based subsidiaries. It is determined in NIS and not in U.S. dollars. Tax liability of non-Israeli subsidiaries is determined according to the law of their countries of residence. As a result, the tax provision in Elbit Systems' consolidated financial statements does not directly relate to income reported on these statements. A portion of Elbit Systems' Israeli operations have been granted "Approved Enterprise" status, as described under "Investment Law" below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. In addition, they are permitted special adjustments in computing taxable income under the Income Tax Law (Inflationary Adjustments), 1985.

     INDUSTRY ENCOURAGEMENT. Under the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in a given tax year, with some exceptions, comes from "Industrial Enterprises" owned by that company. An Industrial Enterprise is defined as an enterprise whose primary activity in a particular tax year is industrial manufacturing activity. We believe Elbit Systems qualifies as an Industrial Company. The principal benefits of this status are amortization of the cost of know-how and patents, under certain interpretations, deduction of expenses incurred in connection with a public issuance of securities over a three-year period and an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies.

     INVESTMENT LAW

     The Israeli Law for the Encouragement of Capital Investments, 1959 provides that a capital investment in eligible facilities approved by the Israel Investment Center may be designated as an "Approved Enterprise". Each approval for an Approved Enterprise relates to a specific investment program. The approvals specify both the program's financial scope, including its capital resources, and its physical characteristics, such as the equipment to be purchased and used under the program.

     An Approved Enterprise is entitled to several benefits, including Israeli Government cash grants and tax benefits. The applicable tax benefits relate only to taxable profits attributable to the specific Approved Enterprise. As of December 31, 2002, Elbit Systems had three and El-Op had three active approved programs eligible for tax benefits. These programs will expire during the years 2003 to 2007.

     CAPITAL GAINS TO A COMPANY

     Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the real capital gain and the inflationary surplus. The inflationary surplus accumulated until December 31, 1993 is taxed at a rate of 10%. Inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax. The real capital gain was taxed until December 31, 2002 at a rate of 36% for corporations.

     Effective January 1, 2003, the real capital gains tax rate imposed on the sale of capital assets acquired after that date has been reduced to 25%. Capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held.

     CAPITAL GAINS TO A SHAREHOLDER

     Effective January 1, 2003, so long as Elbit Systems shares are listed on a stock exchange the sale of these shares is subject to a blended tax in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax, and the portion of the real gain accrued from January 1, 2003 until the date of sale will be subject to a 15% tax. The real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) or the value of the shares at the date of sale. In the later case, the capital loss that might be set off is the difference between the adjusted average value and the value of the shares at the date of sale. In addition, since Elbit Systems ordinary shares are traded on the TASE and NASDAQ, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax subject to the provisions of the Israeli tax legislation.

     However, dealers in securities in Israel and companies taxed under the Inflationary Adjustment Law are taxed at regular tax rates applicable to business income.

     INFLATIONARY ADJUSTMENTS. The Income Tax (Inflationary Adjustments) Law, 1985 attempts to overcome some of the problems of a tax system effected by an economy experiencing rapid inflation. This was the case in Israel at the time the law was enacted. Generally, this law provides significant tax deductions and adjustments to depreciation methods, finance income and expenses and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. Elbit Systems' taxable income is determined under this law. However, due to low inflation during 2000 portions of this law were temporarily suspended. In 2001, the provisions of the law were re-implemented since the inflation during the year exceeded 3%. In 2002, inflation during the year exceeded 6%.

     INCOME TAX FOR NON-RESIDENTS OF ISRAEL. Non-residents of Israel are subject to a graduated income tax on income from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), the paying company withholds at source income tax at the rate of 25%, unless a lower rate is applicable under a double taxation treaty. Generally, dividends distributed from taxable income accrued during the period of benefits of an Approved Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax exemption period under the Investment Law or within 12 years after the period. (This limitation does not apply if the company qualifies as a foreign investors' company according to the Investment Law.) These rates are the final tax on dividends for individual and corporate non-residents and for individual Israeli residents. Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income. This includes income from Israeli derived interest, dividends and royalties.

     ISRAELI TAX ON UNITED STATES SHAREHOLDERS

     Dividends paid by Elbit Systems to a shareholder resident in the United States are generally subject to withholding tax deducted at source in Israel. Israel and the United States are parties to a tax treaty. Under the treaty, the withholding tax rate on a dividend is normally 25% of the dividend amount, or 15% in connection with an Approved Enterprise.

     A U.S. corporation would have a reduced withholding rate on dividends if it were to own 10% or more of Elbit Systems' voting shares under specified conditions. The reduced withholding tax rate on the dividend would be 12.5%. The U.S. corporation must own at least 10% of the voting shares during the portion of Elbit Systems' tax year before the payment of the dividend and during the entire prior tax year. The reduced rate is also subject to two other conditions. First, not more than 25% of Elbit Systems' gross income for the prior tax year could consist of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries. Second, the dividend cannot be derived from income during any period for which Elbit Systems is entitled to the reduced tax rate applicable to an Approved Enterprise. In this case the withholding tax rate would be 15%.

     Under the terms of the tax treaty, Israel may tax, subject to any exemptions under Israeli law, any capital gain realized by a shareholder resident in the United States on a sale of Elbit Systems' shares if the shareholder owned, directly or indirectly, 10% or more of Elbit Systems' voting shares at any time during the 12-month period before the sale or the above shareholder is an individual and was present in Israel for more than 183 days during the relevant taxable year. However, according to a new amendment in the Israeli Tax Ordinance, effective January 1, 2003, since Elbit Systems ordinary shares are traded on the TASE and on NASDAQ, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation.

     With some limitations, any Israeli tax withheld or paid for dividends on ordinary shares generally will be eligible for credit against a U.S. shareholder's U.S. federal income tax liability. Such limitations include separate computation rules limiting foreign tax credits allowable for specific classes of foreign source income. The tax credits are limited to the corresponding U.S. federal income taxes otherwise payable for each such class of income. Alternatively, a U.S. shareholder may elect to claim a U.S. tax deduction for such Israeli tax, but only for a year in which the U.S. shareholder elects to do so for all foreign income taxes.

     This summary of taxation is based on existing treaties, laws, regulations and judicial and administrative interpretations. There can be no assurance that any of these may not be amended or repealed, possibly with retroactive effect, or that a tax authority may take a contrary position. Also, this summary does not address the tax consequences that may be applicable to specific persons based on their individual circumstances. It also does not address any state, local or other foreign tax consequences. A shareholder should consult his or her own tax advisor as to the specific tax consequences of purchasing, holding or transferring shares of Elbit Systems.

DOCUMENTS ON DISPLAY

     Elbit Systems is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Elbit Systems files reports and other information with the SEC. These materials, including this Annual Report and its exhibits, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK.

     While our functional currency is the U.S. dollar, we also have some non-U.S. dollar or non-U.S. dollar linked currency exposure from time to time. See above - Item 5. Operating Financial Review and Prospects - Management's Discussion and Analysis - Impact of Inflation and Exchange Rates - Foreign Currency Expenses.

     Except when we view it necessary, we do not invest in derivative financial instruments or other market risk sensitive instruments. Therefore, we do not believe that we are exposed to any material market risk with regard to market risk sensitive instruments.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

ITEM 16.    [RESERVED]

ITEM 17.    FINANCIAL STATEMENTS.

     Not applicable.

ITEM 18.    FINANCIAL STATEMENTS.

     See Financial Statements attached.

                         REPORT OF INDEPENDENT AUDITORS


To the Shareholders of Elbit Systems Ltd.


We have audited the accompanying consolidated balance sheet of Elbit Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Elbit Systems Ltd. as of December 31, 2001 and for the years ended December, 2001 and 2000 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 24, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and the consolidated results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.


                                             LUBOSHITZ KASIERER
                              AN AFFILIATE MEMBER OF ERNST & YOUNG INTERNATIONAL

Haifa, Israel
March 10, 2003

This is a copy of the previously issued Independent Public Accounts' report of Arthur Andersen.
The report has not been reissued by Arthur Andersen.



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of

ELBIT SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems Ltd. and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                Luboshitz Kasierer

                                                Arthur Andersen

Haifa, Israel
March 24, 2002




                                     F-2(a)

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                      CONSOLIDATED BALANCE SHEETS
                    (In thousands of U.S. dollars)

                                                                                             DECEMBER 31,
                                                                                      --------------------------
                                                                         NOTE          2002              2001
                                                                        -----         --------         ---------
CURRENT ASSETS
  Cash and cash equivalents                                                            $76,280          $40,583
  Short-term bank deposits                                                               1,650            1,446
  Trade receivables, net                                                 (3A)          227,724          241,827
  Other receivables and prepaid expenses                                  (4)           34,376           36,209
  Inventories, net of advances                                            (5)          222,844          185,090
                                                                                      --------         ---------
         Total current assets                                                          562,874          505,155
                                                                                      --------         ---------

INVESTMENTS AND LONG-TERM RECEIVABLES
  Investments in affiliated companies and partnership                    (6A)           21,947           19,583
 Investments in other companies                                          (6B)           11,104           11,909
  Long-term receivables                                                  (3B)           20,859           64,804
  Long-term bank deposits and loan                                        (7)            3,686            3,433
 Severance pay fund                                                                      6,641            6,528
                                                                                      --------         ---------
                                                                                        64,237          106,257
                                                                                      --------         ---------

PROPERTY, PLANT AND EQUIPMENT, NET                                        (8)          202,961          184,722
                                                                                      --------         ---------

OTHER ASSETS, NET                                                         (9)
  Goodwill and assembled work-force, net                                                32,541           31,946
  Know-how and other intangible assets, net                                             73,228           73,337
                                                                                      --------         ---------
                                                                                       105,769          105,283
                                                                                      --------         ---------

                                                                                      $935,841        $ 901,417
                                                                                      ========        =========

 The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                      CONSOLIDATED BALANCE SHEETS
           (In thousands of U.S. dollars, except share data)



                                                                                                  DECEMBER 31,
                                                                                            --------------------------
                                                                               NOTE          2002              2001
                                                                              -----         --------         ---------

CURRENT LIABILITIES
  Short-term bank credit and loans                                             (10)           $30,915         $ 46,894
  Trade payables                                                                               83,463          108,617
  Other payables and accrued expenses                                          (11)           142,526          135,386
  Customers advances and amounts in excess of
     costs incurred                                                            (12)           108,418           93,342
                                                                                             --------         --------
         Total current liabilities                                                            365,322          384,239
                                                                                             --------         --------

LONG-TERM LIABILITIES
  Long-term loans                                                              (13)            73,173           69,202
  Advances from customers                                                      (12)            40,411           29,840
  Deferred income taxes                                                        (15)            16,413           21,989
  Accrued severance pay                                                      (14, 2M)          24,486           15,231
                                                                                             --------         --------
                                                                                              154,483          136,262
                                                                                             --------         --------
CONTINGENT LIABILITIES AND COMMITMENTS                                         (16)

MINORITY INTEREST                                                                               4,675            2,931
                                                                                             --------         --------

SHAREHOLDERS' EQUITY                                                           (17)
  Share capital

    Ordinary shares of NIS1 par value;  Authorized - 80,000,000 shares as of  December  31,  2002 and 2001;  Issued -  39,205,478  and
       38,739,093   shares  as  of   December   31,   2002  and  2001,
       respectively;  Outstanding -38,796,657 and 38,330,272 shares as
       of December 31, 2002 and 2001, respectively                                             11,154           11,054
  Accumulated other comprehensive loss                                                         (2,882)               -
  Additional paid-in capital                                                                  248,387          244,625
  Retained earnings                                                                           159,023          126,627
  Treasury stock- 408,821 shares as of December 31, 2002
     and 2001                                                                                  (4,321)          (4,321)
                                                                                             --------         --------
                                                                                              411,361          377,985
                                                                                             --------         --------

                                                                                             $935,841         $901,417
                                                                                             ========         ========

The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF OPERATIONS
         (In thousands of U.S. dollars, except per share data)

                                                                                         YEAR ENDED
                                                                         -------------------------------------------
                                                                                        DECEMBER 31,
                                                                NOTE         2002           2001           2000
                                                               ------    -------------   -----------      ----------
Revenues                                                        (18)          $827,456      $764,501      $ 591,084
Cost of revenues                                                (19)          605,313        553,957        432,786
Restructuring expenses (inventory write-off)                                        -              -         10,300
                                                                              -------        -------        -------
           Gross profit                                                       222,143        210,544        147,998
                                                                              -------        -------        -------

Research and development costs, net                             (20)           57,010         58,759         44,274
Marketing and selling expenses                                  (21)           65,691         54,876         38,449
General and administrative expenses                             (22)           41,651         43,216         26,251
Acquired in-process research and development                                        -              -         40,000
Restructuring costs                                                                 -              -         11,800
                                                                              -------        -------        -------


                                                                              164,352        156,851        160,774
                                                                              -------        -------        -------


         Operating income (loss)                                               57,791         53,693        (12,776)

Financial income (expenses), net                                (23)           (3,035)        (2,617)           115
Other income (expenses), net                                    (24)             (462)           774              3
                                                                              -------        -------        -------

       Income (loss) before taxes on income                                    54,294         51,850        (12,658)
Taxes on income                                                 (15)            9,348         11,003          6,227
                                                                              -------        -------        -------
                                                                               44,946         40,847        (18,885)
Equity in net (losses) earnings of affiliated companies and
   partnership                                                                    675           (598)        (1,429)
Minority interest in losses (gains) of
   subsidiaries                                                                  (508)           547           (217)
                                                                              -------        -------        -------
         Net income (loss)                                                    $45,113        $40,796       $(20,531)
                                                                              =======        =======       ========

  Earnings (loss) per share                                     (17)
   Basic net earnings (loss) per share                                          $1.17        $ 1.07        $ (0.65)
                                                                              =======        =======       ========
   Diluted net earnings (loss) per share                                        $1.13        $ 1.04        $ (0.65)
                                                                              =======        =======       ========

The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY

           (In thousands of U.S. dollars, except share data)


                                                                                         ACCUMULATED
                                              NUMBER OF                   ADDITIONAL        OTHER
                                             OUTSTANDING       SHARE       PAID-IN      COMPREHENSIVE     RETAINED       TREASURY
                                                SHARES        CAPITAL      CAPITAL          LOSS          EARNINGS        SHARES
                                            -----------      --------     ----------    --------------    --------       --------
BALANCE AS OF JANUARY 1, 2000               25,422,396        $7,883       $52,697                   -    $127,924        $(3,613)
   Issuance of shares- in respect of
     merger with El- Op                     12,100,000         2,963       177,037                   -           -              -
  Exercise of options                          289,002            70           810                   -           -              -
  Tax benefit in respect
  of options exercised                               -             -           889                   -           -              -
 Capital reserve in respect of
     issuance of shares by
     development stage investees                     -             -         3,874                   -           -              -
  Amortization of  stock
     compensation                                    -             -           155                   -           -              -
  Dividends paid                                     -             -             -                   -      (9,430)             -
  Net loss                                           -             -             -                   -     (20,531)             -
                                            -----------      --------     ----------    --------------    --------       --------
BALANCE AS OF DECEMBER 31, 2000             37,811,398        10,916       235,462      -                   97,963         (3,613)
  Exercise of options                          585,860           138         3,162                   -           -              -
  Tax benefit in respect of
     options exercised                               -             -         1,363                   -           -              -
  Adjustment to capital reserve                      -             -        (3,874)                  -           -              -
  Amortization of stock
    compensation                                     -             -         8,512                   -           -              -
  Purchase of treasury shares                  (66,986)            -             -                   -           -           (708)
  Dividends paid                                     -             -             -                   -     (12,132)             -
  Net income                                         -             -             -                   -      40,796              -
                                            -----------      --------     ----------    --------------    --------       --------
BALANCE AS OF DECEMBER 31, 2001             38,330,272       $11,054      $244,625                   -    $126,627        $(4,321)
                                            ===========      ========     ==========    ==============    ========       ========


                                                TOTAL            TOTAL
                                            SHAREHOLDERS'    COMPREHENSIVE
                                               EQUITY        INCOME (LOSS)
                                            -------------    -------------
BALANCE AS OF JANUARY 1, 2000                  $184,891                -
   Issuance of shares- in respect of
     merger with El- Op                         180,000                -
  Exercise of options                               880                -
  Tax benefit in respect
  of options exercised                              889                -
 Capital reserve in respect of
     issuance of shares by
     development stage investees                  3,874                -
  Amortization of  stock
     compensation                                   155                -
  Dividends paid                                 (9,430)               -
  Net loss                                      (20,531)         (20,531)
                                            -------------    -------------
BALANCE AS OF DECEMBER 31, 2000                 340,728                -
  Exercise of options                             3,300                -
  Tax benefit in respect of
     options exercised                            1,363                -
  Adjustment to capital reserve                  (3,874)               -
  Amortization of stock
    compensation                                  8,512                -
  Purchase of treasury shares                      (708)               -
  Dividends paid                                (12,132)               -
  Net income                                     40,796           40,796
                                            -------------    -------------
BALANCE AS OF DECEMBER 31, 2001                $377,985           40,796
                                            =============    =============



 The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CHANGES IN
                     SHAREHOLDERS' EQUITY (CONT.)
           (In thousands of U.S. dollars, except share data)


                                                                                         ACCUMULATED
                                              NUMBER OF                   ADDITIONAL        OTHER
                                             OUTSTANDING       SHARE       PAID-IN      COMPREHENSIVE     RETAINED       TREASURY
                                                SHARES        CAPITAL      CAPITAL          LOSS          EARNINGS        SHARES
                                            -----------      --------     ----------    --------------    --------       --------
  BALANCE AS OF DECEMBER 31, 2001           38,330,272        11,054       244,625                -       126,627          (4,321)
      Exercise of options                      466,385           100         4,040                -             -               -
     Tax benefit in respect of
        options exercised                            -             -           648                -             -               -
     Amortization of stock
       compensation                                  -             -          (926)               -             -               -
     Dividends paid                                  -             -             -                -       (12,717)              -
     Net income                                      -             -             -                -        45,113               -
      Minimum pension liability                      -             -             -           (2,882)            -               -
                                            -----------      --------     ----------    --------------    --------       --------

  BALANCE AS OF DECEMBER 31, 2002           38,796,657        $11,154     $248,387          $(2,882)      $159,023        $(4,321)
                                            ===========      ========     ==========    ==============    ========       ========


                                                TOTAL            TOTAL
                                            SHAREHOLDERS'    COMPREHENSIVE
                                               EQUITY        INCOME (LOSS)
                                            -------------    -------------
  BALANCE AS OF DECEMBER 31, 2001               377,985                -
      Exercise of options                         4,140                -
     Tax benefit in respect of
        options exercised                           648                -
     Amortization of stock
       compensation                                (926)               -
     Dividends paid                             (12,717)               -
     Net income                                  45,113           45,113
      Minimum pension liability                  (2,882)          (2,882)
                                            -------------    -------------

  BALANCE AS OF DECEMBER 31, 2002               $411,361          $42,231
                                            ============     =============


 The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (In thousands of U.S. dollars)

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                        ------------------------------------
                                                                                           2002        2001          2000
                                                                                         --------      -------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                                       $45,113     $40,796      $(20,531)
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
       operating activities:
      Depreciation and amortization                                                        32,937      32,865        20,663
         Amortization of deferred stock compensation                                         (926)      8,512           155
      Acquired in-process research and development                                             -           -         40,000
      Deferred income taxes                                                                (5,620)     (2,694)       (6,482)
      Severance pay fund                                                                     (113)        167        (1,196)
      Increase (decrease) in provision for severance pay                                    6,373        (800)        9,266
      Gain (loss) on disposal of property and equipment                                       743        (327)         (575)
      Tax benefit in respect of options exercised                                             648       1,363           889
      Other adjustments                                                                       683        (117)         (921)
      Minority interests in gains (losses) of subsidiaries                                    508        (547)          217
      Equity in net losses (earnings)  of affiliated companies and partnership               (675)        598         1,429
    Changes in operating assets and liabilities:
       Decrease (increase) in trade receivables, other receivables and prepaid expenses    58,554      (9,963)      (18,975)
       Increase in inventories                                                            (55,106)    (72,165)      (25,228)
       Increase (decrease) in trade payable and accrued expenses                          (19,321)     37,004        (3,520)
       Increase (decrease) in advances received from customers                             42,999       6,489       (10,632)
       Chief Scientist                                                                      9,197          -              -
                                                                                          -------     -------      --------
  Net cash provided by (used in) operating activities                                     115,994      41,181       (15,441)
                                                                                          -------     -------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment and other assets                              (46,003)    (45,244)      (40,374)
  Investment grants received for property, plant and equipment                                119       1,334         1,533
  Acquisition of subsidiaries and activities (Schedule A)                                  (5,280)     (3,344)       14,133
  Investments in affiliated companies and subsidiaries                                     (1,681)       (801)      (13,126)
  Proceeds from sale of property, plant and equipment and investments                         956       3,010         1,279
   Long-term loan granted                                                                    (714)         -              -
   Short-term loan repaid                                                                   1,371          -              -
  Long-term bank deposits paid                                                             (1,228)     (1,872)       (2,042)
  Long-term bank deposits repaid                                                            1,689       2,322        23,419
  Short-term bank deposits, net                                                              (204)        (57)         (638)
                                                                                          -------     -------      --------

         Net cash used in investing activities                                            (50,975)    (44,652)      (15,816)
                                                                                          -------     -------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of convertible debentures                                                          -           -           (283)
  Proceeds from exercise of options                                                         4,140       3,300           787
  Repayment of long-term credit for purchase of a building                                     -       (3,000)      (10,000)
   Purchase of treasury stock                                                                  -         (708)            -
  Repayment of long-term bank loans                                                        (3,249)    (13,049)       (1,852)
  Proceeds from long-term bank loans                                                        2,233      25,444        33,933
  Dividends paid                                                                          (12,717)    (12,132)       (9,430)
   Change in short-term bank credit and  loans                                            (19,729)     (6,517)       32,321
                                                                                          -------     -------      --------

         Net cash provided by (used in) financing activities                              (29,322)     (6,662)       45,476
                                                                                          -------     -------      --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       35,697     (10,133)       14,219
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                     40,583      50,716        36,497
                                                                                         --------      -------      ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                          $76,280     $40,583       $50,716
                                                                                         ========     ========      =========

 The accompanying notes are an integral part of the financial statements.

                ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                    (In thousands of U.S. dollars)



                                                                                YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                          2002            2001           2000
                                                                          --------       ---------     -----------
             SUPPLEMENTARY CASH FLOWS ACTIVITIES:
               Cash paid during the year for:
                Income taxes                                             $ 21,730        $ 9,469          $ 9,360
                                                                        =========        =======          =======
                Interest                                                $   2,947        $ 6,649          $ 7,645
                                                                        =========        =======          =======


NON CASH TRANSACTIONS

  Debentures converted into shares                                       $       -       $      -           $ 93
                                                                        =========        =======          =======


SCHEDULE A:
Subsidiaries and activities acquired (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

     Working capital deficiency (working capital)
       (excluding cash and cash equivalents)                             $       -           $888        $(39,805)
       Property, plant and equipment                                          (275)        (1,886)        (80,493)
      Know-how and other intangible assets                                  (5,078)        (3,800)        (53,000)
      Goodwill and assembled work-force                                          -              -         (31,139)
      In-process research and development                                        -              -         (40,000)
      Long-term liabilities                                                      -          1,454          76,224
      Purchase of investments in credit                                         73              -               -
                                                                           -------        -------         -------

                                                                            (5,280)        (3,344)       (168,213)
                                                                           -------        -------         -------
      Investment in subsidiary prior to consolidation                            -              -           2,346
       Less - amounts acquired by issuance of shares                             -              -         180,000
                                                                           -------        -------         -------
                                                                           $(5,280)       $(3,344)        $14,133
                                                                           =======        =======         =======

           (*) El-Op in 2000 (see note 1C); AEL in 2001 (see note 1F); Defense systems division of Elron Telesoft in 2002 (see note 1G).

 The accompanying notes are an integral part of the financial statements.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL

           A. Elbit Systems Ltd. (the "Company") is an Israeli corporation, 31% owned by the Federmann Group and 20% owned by Elron Electronic Industries Ltd. ("Elron"). The Company's shares are traded on the Tel Aviv Stock Exchange and on the NASDAQ National Market in the United States. The Company and its subsidiaries (the "Group") are engaged mainly in the field of defense electronics. The Company's principal wholly-owned subsidiaries are EFW Inc. ("EFW") and El-op Electro-Optics Industries Ltd. ("El-Op").

           B. A majority of the Group's revenues were derived in recent years from direct or indirect sales to governments or to government agencies. As a result, a substantial portion of the Group's sales is subject to the special risks associated with sales to governments or to government agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Group products and for its suppliers.

           C. In 2000, the Company completed its merger with El-Op and issued 12,100,000 ordinary shares to El-Op shareholders. The purchase price based on the market value of the shares amounted to $180,000.

                  The merger was accounted for as a purchase and accordingly the purchase price was allocated to the fair value of assets acquired and liabilities assumed of El-Op.

                  El-Op is engaged primarily in the production and sales of military products and systems in the electro-optical and electro-mechanical sectors.

                  The excess of the purchase price over the fair value of the net tangible assets acquired ("excess of cost"), in the amount of $109,000 was allocated, based primarily on an independent appraisal, as follows: $40,000 was allocated to in-process research and development ("R&D") which was charged to operations upon completion of the merger; $58,000 was allocated to know-how ($45,000), trademarks ($8,000) and assembled work-force ($5,000); $18,200 was recorded as a deferred tax liability in respect of the differences between the allocation of the aforementioned assets and their tax basis and the balance, amounting to $29,200 was allocated to goodwill. These intangible assets are included in other assets in the consolidated balance sheet and are amortized over a period of 17 - 20 years, (except for goodwill and assembled work-force which commencing January 1, 2002 are no longer amortized - See Note 9). The Company began consolidating El-Op from the third quarter of 2000.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

               C.    (Cont.)

                     At the merger date, El-Op was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands in defense and commercial markets. The value assigned to these assets was determined by identifying significant research projects for which technological feasibility had not been established, including development, engineering and testing activities associated with the following areas: thermal imaging (night vision); lasers; avionics; battle field management; fire control systems; remote sensing; airborne/space photography; enhanced landing systems; and other classified projects for the U.S. and Israeli governments.

                     The nature of the efforts to develop the acquired in-process technology into commercially viable products principally relates to the completion of all planning, designing, prototyping, high-volume verification and testing activities that are necessary to establish that the proposed technologies meet their design specifications including functional, technical and economic performance requirements.

                     In making its purchase price allocation, management considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items and an assessment of overall contributions as well as project risks. The value assigned to purchased in-process technology was determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. The revenue projection used to value the in-process R&D was based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors. The resulting net cash flows from such projects are based on management's estimates of cost of sales, operating expenses and income taxes from such projects.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

               C.    (Cont.)

                     Aggregate revenues for the developmental El-Op products were estimated to grow at a compounded annual growth rate of approximately 30 percent for the five years following introduction, assuming the successful completion and market acceptance of the major R&D programs. The estimated revenues for the in-process projects were expected to peak within five to six years of acquisition and then decline as other new products and technologies are expected to enter the market.

                     The estimated costs of goods sold and operating expenses as a percentage of revenues are expected to be lower than El-Op's on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company has the possibility of achieving slightly higher margins in future periods.

                     The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecast and the risks associated with the projected growth and profitability of the developmental projects, a discount rate of 18 to 20 percent was considered appropriate for the in-process R&D. These rates are higher than the Company's overall weighted average cost of capital due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology and the uncertainty of technological advances that are unknown at this time.

                     If none of the acquired R&D projects is successfully developed, the sales and profitability of the combined company may be adversely affected in future periods. The failure of any particular individual project in-process would not likely impact the Company's financial condition, results of operations or the attractiveness of the overall El-Op investment. Financial results will be subject to uncertain market events and risks, which are beyond the Company's control, such as trends in technology, government spending, market size and growth and product introduction or other actions by competitors.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

              C.    (Cont).

                     The following unaudited proforma data is based on historical financial statements of the Company and El-Op and is provided for comparative purposes only. The proforma information does not purport to be indicative of the results that actually would have occurred had the merger agreement been consummated prior to the beginning of the reported periods.

                     The proforma information reflects the results of the Company's operations assuming that the merger had been in effect as of January 1, 2000 and under the following assumptions:

                     1. Goodwill and other intangible assets arising from the merger of approximately $83,000, is amortized over an average period of 17 years.

                     2. Excess of cost over equity purchased allocated to real estate assets of approximately $25,000, is amortized over a period of 25 years.

                     3. Deferred income taxes of approximately $18,000 have been recorded in respect of the differences between the allocated value of the aforementioned assets and their tax basis.

                     4. The cost attributed to purchased in-process R&D projects, in the amount of approximately $40,000 has been charged to operations immediately as a non-recurring item and is not included in the proforma consolidated results.

                     5. Intercompany balances and material transactions have been eliminated.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

              C.    (Cont).

                     6. Management fees of approximately $3,000 per annum, which pursuant to the merger agreement would not be paid in the future, were eliminated in the proforma statements.

                                                                                  YEAR ENDED DECEMBER 31,
                                                                                 --------------------------
                                                                                      2000 (UNAUDITED)
                          Revenues - proforma                                            $699,114
                                                                                         ========
                          Net loss as reported                                           $(20,531)
                          Adjustments:
                          Elimination of the charge to operations for
                          purchased in-process research and development                    40,000
                          Other adjustments, net                                           (2,570)
                                                                                         --------
                          Net income - proforma (1)(2)                                    $16,899
                                                                                         ========
                          Basic net earnings per share - proforma                           $0.45
                                                                                         ========
                          Diluted net earnings per share - proforma                         $0.44
                                                                                         ========

                         (1)  The   proforma  net  income  for  the  year  ended
                              December 31, 2000 includes restructuring expenses, net of taxes, in the amount of $16,800.

                         (2) Included amortization of goodwill and assembled work force in the amount of approximately $1,100 which as of January 1, 2002 are no longer being amortized.

              D. In 2000, EFW acquired the assets and the activities of Honeywell Inc. relating to head-up displays and tracking systems for helmets in consideration for $14,000. The excess of the purchase price over the fair value of identified net tangible assets acquired, in the amount of $11,100, was allocated to technology and other identifiable intangible assets ($9,300), to be amortized over a period of 15 years and to goodwill ($1,800).

                     Pro forma information in accordance with statement of financial accounting standards SFAS No. 141 has not been provided, since the revenues and net income of the Honeywell Inc. head-up display tracking business were not material in relation to total consolidated revenues and net loss.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

               E. In the third quarter of 2000, the Company commenced a program of restructuring its business, improving efficiency and reducing expenses. The program consisted of the consolidation of redundant activities, reduction of workforce, elimination of excessive inventories and equipment and other related actions. The program was accounted in accordance with EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)", SAB-100, "Restructuring and Impairment Charges" and SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Pursuant to the program, the Company wrote-off inventories in the amount of $10,300 and equipment in the amount of $5,100. The equipment will not be used in the future by the Company as this equipment is less efficient than other equipment held by the Company.

                     Through December 31, 2001, the Company paid $3,500 as part of its restructuring plan. The amount includes payments made to consultants, travel and other out-of-pocket expenses.

                      In  addition,  the  Company  accrued  and paid  $3,200 for employee severance benefits. The Company's plan included termination of the employment of a total of 61 manufacturing, marketing and corporate employees both in Israel and in the U.S.

               F. In 2001, the Company acquired a 62.5% interest in Aeroeletronica - Industrial de Componentes Avionicos S.A. ("AEL"), a Brazilian company located in Porto Alegre, for approximately $3,450. In July 2002, the Company acquired the remaining 37.5% interest for an additional $900. The consideration paid includes approximately $1,200 (in cash) held in escrow, pending final resolution of certain liabilities and contingencies of AEL to be resolved over a period of five years following the acquisition. The excess of cost over equity purchased of approximately $6,700 was allocated to land ($1,200) and identifiable intangible assets ($5,500), to be amortized over a period of 8 years.

                     AEL serves as a center for the production and logistics support of defense electronics for programs in Brazil.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 1   -        GENERAL (CONT.)

              F.     (CONT.)

                     The results of AEL's  operations  have been included in the
                     consolidated   financial   statements   from  the  date  of
                     purchase.

                     Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of AEL were not material in relation to total consolidated revenues and net income .


               G. In January 2002, the Company acquired from Elron Telesoft Inc. and its subsidiaries ("Elron Telesoft") the assets and the activities of the Defense Systems Division of Elron Telesoft ("the Government Division") in consideration for $5,700. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $5,100 was allocated to technology and other intangible assets to be amortized over an average period of 3 years.

                     The Government Division is engaged mainly in the development of communication systems, information technology and image intelligence processing for defense and military applications.

                     The results of the Government Division have been included in the consolidated financial statements from the first quarter of 2002.

                     pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Government Division were not material in relation to total consolidated revenues and net income .

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES

               The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). As applicable to the financial statements of the Company, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 26.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)


NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               A.    USE OF ESTIMATES

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.


               B.    FINANCIAL STATEMENTS IN U.S. DOLLARS

                     The Company revenues are generated mainly in U.S. dollars. In addition, most of the Company's costs are incurred in U.S. dollars. Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

                     Transactions  and balances  originally  denominated in U.S.
                     dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52.

                     Accordingly items have been remeasured as follows:

                     Monetary items - at the exchange rate in effect on the balance sheet date.

                     Nonmonetary items - at historical exchange rates.

                     Revenue and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

                     All  exchange  gain  and  losses  from  the   remeasurement
                     mentioned   above  are   reflected  in  the   statement  of
                     operations in financial income or expenses.

                     Balances linked to the Consumer Price Index in Israel ("CPI") are stated using the relevant published index.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)


NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               C.    PRINCIPLES OF CONSOLIDATION

                     The consolidated financial statements include the accounts of the Company and its subsidiaries.

                     The consolidated subsidiaries include El-op, EFW and other Israeli and non - Israeli subsidiaries.

                     Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

              D.     CASH AND CASH EQUIVALENTS

                     All short-term highly liquid investments with an original maturity of three months or less are considered cash equivalents.

              E.      SHORT-TERM BANK DEPOSITS

                     Short-term bank deposits are disposits with maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost.

              F.     INVENTORIES

                     Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

                     Cost is determined as follows:
                     - Raw materials, parts and supplies using the average cost method.
                     - Costs on long-term contracts represent recoverable costs incurred for production, allocable operating overhead and, where appropriate, research and development costs.

                     Advances from customers are allocated to the applicable contract inventories and are reflected as an offset against the related inventory balances.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               G. INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

                     Investments in non-marketable shares of companies in which the Group holds less than 20% and the Group does not have the ability to exercise significant influence over operating and financial policies of the companies are recorded at the lower of cost or estimated fair value.

                     Investments in companies and partnership over which the Group can exercise significant influence (generally, entities in which the Group holds between 20% and 50% of voting rights) are presented using the equity method of accounting. The Group generally discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

                     In certain investments, the Group applies EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses", according to which the Company recognizes equity method losses based on the ownership level of the particular investee security or loan held by the company to which the equity method losses are being applied.

                     Management evaluates investments in affiliates, partnership and other companies for evidence of other than temporary declines in value. When relevant factors indicate a loss in value that is other than temporary, the Company records a provision for the decline in value.

              H.     LONG-TERM TRADE RECEIVABLES

                     Long-term trade receivables from extended payment agreements are recorded initially at their estimated present values (determined based on the original rates of interest). Imputed interest is recognized using the effective interest method and is included as a component of interest income in the accompanying statements.

              I.     LONG-TERM BANK DEPOSITS

                     Bank deposits with maturities of more than one year are presented at cost including accumulated interest.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              J.     PROPERTY, PLANT AND EQUIPMENT, NET

                     Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Group's own use, cost includes materials, labor and overhead, but not in excess of the fair value of replacement equipment. Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:
                                                               %
                                                            -------
                     Buildings                               2 - 4  (mainly  4%)
                     Instruments,  machinery  and equipment 10 - 33
                     Office furniture and other              6 - 33
                     Motor vehicles                         15 - 33 (mainly 15%)

                     Land rights and leasehold improvements - over the term of the lease.

                K.   IMPAIRMENT OF LONG-LIVED ASSETS

                     The Company's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed its fair value.

                L.   OTHER ASSETS

                     Other assets include mainly goodwill, know-how and trademarks acquired in connection with the purchase of subsidiaries and activities. Know-how and trademarks are amortized over their estimated useful lives using the straight-line method.

                     Goodwill represents excess of the cost of acquired entities over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 10 - 20 years. Under SFAS No. 142, "Goodwill and Other Intangible Assets", such goodwill shall no longer be amortized effective as of January 1, 2002.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value exceeds the fair value, impairment is measured by comparing the implied fair value of goodwill to its carrying value. Fair value of a reporting unit is determined using discounted cash flows. Significant estimates used in the methodology include estimates of future cash flows, further short-term and long-term growth rates and weighted average cost of capital for each of the reportable units.

                     The adoption of SFAS 142 did not affect the financial position and results of operations of the Group as of January 1, 2002.

               M.    SEVERANCE PAY

                     Under Israeli law and employment agreements, the Group's companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The calculation is based on the employee's latest salary and the period of his employment. The companies' obligation for severance pay and pension is provided by monthly deposits with insurance companies, pension funds and by an accrual.

                     The value of severance pay funds is presented in the balance sheet and includes profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these funds and include immaterial profits.

                     Severance pay expenses for the years ended December 31, 2000, 2001 and 2002, amounted to approximately $5,591, $8,097 and $10,138, respectively.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               N.    REVENUE RECOGNITION

                     The Company generates revenues from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products. Revenues from long-term contracts are recognized based on SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production - Type Contracts" on the percentage of completion method.

                     Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage of completion basis, generally using units of delivery as the measurement basis for effort accomplished. Estimated contract profit is included in earnings in proportion to recorded sales.

                     Sales under certain long-term fixed-price contracts which, among other things require a significant amount of development effort in relation to total contract value, are recorded using the cost-to-cost method of accounting where sales and profit are recorded based on the ratio of costs incurred to estimated total costs at completion but not before the Company achieves certain milestones.

                     Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

                     Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

                     Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     Anticipated losses on contracts are charged to earnings when identified.

                     The Company estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company does business. Factors that affect the Company's warranty liability include the number of delivered units, engineering estimates and anticipated rates of warranty claims. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

               O.    RESEARCH AND DEVELOPMENT COSTS

                     Research and development costs, net of participations, are charged to operations as incurred.

                     Group sponsored research and development costs primarily include independent research and development and bid and proposal efforts.

                     Under certain arrangements in which a customer shares in product development costs, the Group's portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

                     Certain group companies in Israel receive royalty-bearing grants from the Government of Israel and from other sources for the purpose of funding approved research and development projects. These grants are recognized at the time the applicable company is entitled to such grants on the basis of the costs incurred and are presented as a deduction from research and development costs.

               P.     INCOME TAXES

                     The Group accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               Q.    CONCENTRATION OF CREDIT RISKS

                     Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term deposits, trade receivables and long-term receivables.

                     The majority of the Group's cash and cash equivalents is invested in dollar instruments with major banks in Israel and in the U.S. Management believes that the financial institutions that hold the Group investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

                     The Group's trade receivables are derived primarily from sales to large and solid customers and governments located mainly in Israel, the United States and Europe. The Group performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses except for a one time loss in 2002 of approximately $4,600 due to the insolvency of one of the Group's customers. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and by a general reserve.

               R.     DERIVATIVE FINANCIAL INSTRUMENTS

                     The Group accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

                     For  derivative   instruments  not  designated  as  hedging
                     instruments, the gain or loss is recognized in current earnings during the period of change.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     The Company enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

                     In addition, in order to ensure the dollar value of certain assets and liabilities, the Group has enters into forward exchange contracts. As of December 31, 2002, the Group had contracts with notional value of approximately $21,400 to purchase and sell foreign currencies. These contracts mature in 2003.

                     The fair value of the foreign exchange contracts as of December 31 , 2002 amounted to $1,178.

               S.    STOCK-BASED COMPENSATION

                     The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB 25, compensation expense is recognized based on the intrinsic value method where by compensation expense is equals to the excess if any of the quoted market price of the stock at the grant date of the award or other measurement date, over the amount an employee must pay to acquire the stock. The Company recognize the expense over the vesting period of the award.

                     In respect of phantom share options the Company applies compensation accounting under SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, the Company is required to disclose pro forma information regarding stock based employee compensation cost net income
                     (loss) and basic and diluted net income (loss) per share, as if the Company had accounted for its employee share options under the fair value method of SFAS 123. The fair value for these options was estimated at the grant date using a Black-Scholes

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                     option pricing model with the following weighted average assumptions for 2000, 2001 and 2002: risk-free interest rates of 6%, 2% and 1.34% respectively, dividend yields of 2.0%, 2.03% and 1.99% respectively, volatility of 49.5%, 33.8% and 21.2% respectively, and a weighted average expected life of the options of 6 years.

                       Pro forma information under SFAS 123 is as follows:

                                                                           YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------------
                                                                        2002            2001            2000
                                                                      -------         --------       ---------
           Net income (loss) as reported                              $45,113         $ 40,796       $ (20,531)

           Stock based compensation as reported                          (926)           8,512             155
           Stock based compensation under
            SFAS 123                                                   (3,695)          (3,665)           (730)
                                                                      -------         --------       ---------
           Pro forma net income (loss)                                $40,492         $ 45,643       $ (21,106)
                                                                      =======         ========       =========
           Basic net income (loss) per share as
            reported                                                   $ 1.17           $ 1.07        $ (0.65)
                                                                      =======         ========       =========

           Pro forma basic net income (loss) per share                 $ 1.05           $ 1.20        $ (0.67)
                                                                      =======         ========       =========
           Diluted net income (loss) per share as
           reported                                                    $ 1.13           $ 1.04         $(0.65)
                                                                      =======         ========       =========

           Pro forma diluted net income (loss) per share               $ 1.02           $ 1.16         $(0.67)
                                                                      =======         ========       =========


                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              T.      FAIR VALUE OF FINANCIAL INSTRUMENTS

                     The carrying amount reported in the balance sheet for cash and cash equivalents, short-term deposits, trade receivables, other receivables, short-term bank loans, short-term trade payables and other payables approximate their fair values due to the short-term maturities of such instruments.

                     Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

                     The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

                     It was not practicable to estimate the fair value of the Company's investments in shares of non-public affiliates and other Companies because of the lack of a quoted market price and the inability to obtain valuation of each Company without incurring excessive costs. The carrying amounts of these Companies were $31,492 and $33,051 as of December 31, 2001 and 2002, respectively and represent the original cost and, in the case of affiliates, include the Company's equity in the earnings or losses of the affiliates since the dates of acquisition.

               U.    BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

                     Basic net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earning (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted net earning (loss) per ordinary share when such securities are anti-dilutive. The total weighted average number of shares related to the outstanding options excluded from the calculation of diluted net loss per share was 647 for the year ended December 31, 2000 (2001 and 2002 - none).

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               V.    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses significant issue regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. SFAS No. 146 also requires liabilities accrued in respect of such cost to be measured at fair value. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

                     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN No.45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No.34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 2   -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              W.     RECLASSIFICATIONS

                     Certain  financial  statement data for prior years has been
                     reclassified   to  conform  with  current  year   financial
                     statement presentation.

NOTE 3   -        TRADE RECEIVABLES, NET

              A.       Trade receivables
                                                            DECEMBER 31,
                                                     --------------------------
                                                        2002             2001
                                                     ---------         --------
              Open accounts (*)                      $177,465          $175,275
              Unbilled receivables                     53,670            69,752
              Less - allowance for doubtful accounts   (3,411)           (3,200)
                                                     --------          --------
                                                     $227,724          $241,827
                                                     ========          ========

              (*)      Includes affiliated companies   $9,647           $14,257
                                                     ========          ========

              B. Long-term trade receivables include amounts due to the Company in connection with certain contracts. The receivables are guaranteed by governmental authorities and their majority portion is insured by financial institutions. The receivables are denominated in U.S dollars, payable over a period of one and a half years and bear intrest rates of Libor + 1.5%.

NOTE 4   -        OTHER RECEIVABLES AND PREPAID EXPENSES

                                                            DECEMBER 31,
                                                     --------------------------
                                                        2002             2001
                                                     ---------         --------
              Prepaid expenses                        $12,244          $ 13,445
              Government departments                    5,915             4,937
              Employees                                 1,029               710
              Deferred income taxes                    11,675            11,631
              Other                                     3,513             5,486
                                                     --------          --------
                                                     $ 34,376          $ 36,209
                                                     ========          ========

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 5   -        INVENTORIES, NET OF ADVANCES

                                                            DECEMBER 31,
                                                       ------------------------
                                                        2002             2001
                                                       --------        --------
              Cost of long-term contracts in progress  $205,318        $155,712
              Raw materials                              75,579          70,133
              Advances to suppliers and subcontractors   25,047          30,955
                                                       --------        --------
                                                        305,944         256,800
              Less -
                Cost of contracts in progress deducted
              from customer advances
                                                         10,658          10,961
                                                       --------        --------
                                                        295,286         245,839
              Less -
                Advances received from customers         67,624          49,969
                Provision for losses                      4,818          10,780
                                                       --------        --------
                                                       $222,844        $185,090
                                                       ========        ========

              (*) The Company has transferred legal title of inventories to certain customers as collateral for advances received.

NOTE 6   -  INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A.       INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

                                                              DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        --------      --------
                    SCD (1)                             $ 15,713      $ 13,036
                    VSI (2)                                3,893         2,030
                    Red C (3)                                  -         2,549
                    Opgal (4)                              2,028         1,894
                    Others (5)                               313            74
                                                        --------      --------
                                                        $ 21,947      $ 19,583
                                                        ========      ========

              (1) Semi Conductor Devices ("SCD"), a partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. ("Rafael"). SCD is engaged in the development and production of various thermal detectors and laser diodes.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 6  -     INVESTMENTS  IN  AFFILIATED   COMPANIES,   PARTNERSHIP  AND  OTHER
              COMPANIES (CONT.)

              A.  INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD
                    (CONT.)


                 (2) Vision Systems International LLC ("VSI") based in San Jose, California is a limited liability company that is held 50% by EFW. VSI operates in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft.

                 (3) Red C Optical Networks Inc. ("Red C") is engaged in the multi-focal optic communications sector and is held 36.5% by El-Op. Red C designs, develops and manufacture optical amplifiers for dense wave-length multiplexing (DWDM) optical networks for telecommunication renders. In 2002 the investment in Red C was written off.

                 (4) Opgal Optronics Industries ("Opgal") Ltd., is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company's financial statements.

                 (5) Mediguide Inc. ("Mediguide") and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company, which holds the majority of Mediguide's ordinary shares. In 2001 and 2002, Mediguide issued preferred shares to other investors in consideration for approximately $6,000 based on a pre-money valuation of $14,000 - $17,000. The preferred shares entitle the other investors to preference rights in any liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition the preferred shares entitle their holders to certain participating rights. Accordingly based on the guidance in EITF 96-16, the Company ceased consolidating its investment in Mediguide and accounts for the investment in Mediguide under the equity method of accounting.

                 (6)   See Note 16(E) for guarantees.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 6   -   INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER
             COMPANIES (CONT.)

             B.   INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE COST METHOD

                                                              DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        --------      --------
                       Sultam (1)                        $3,500        $3,500
                       ISI (2)                            7,230         7,230
                       Other                                374         1,179
                                                        --------      --------
                                                        $11,104       $11,909
                                                        ========      ========

               (1)    Sultam Systems Ltd.  ("Sultam"),  held 10% by the Company,
                      is  engaged  in  the  development  and   manufacturing  of
                      military systems in the artillery sector.

               (2) ImageSat International N.V. ("ISI"), held 14% (10% on a fully diluted basis) by the Company, is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes.

NOTE 7   -        LONG -TERM BANK DEPOSITS AND LOAN

                                                              DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        --------      --------
             Deposits with bank for loans granted to
               employees (*)                             $2,037        $2,238
             Other deposits with bank                       935         1,195
             Long-term loan                                 714             -
                                                        --------      --------
                                                         $3,686        $3,433
                                                        ========      ========

              (*) The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $680 (2001 - $746).

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

              NOTE 8   -   PROPERTY, PLANT AND EQUIPMENT, NET

                                                              DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        --------      --------
            Cost (1):
              Land, buildings and
               leasehold improvements (2)               $127,932       $114,690
              Instruments, machinery
               and equipment (3)                         167,105        145,114
               Office furniture and other                 24,790         22,093
               Motor vehicles                             24,393         19,715
                                                        ---------      ---------
                                                         344,220        301,612
            Accumulated depreciation                    (141,259)      (116,890)
                                                        ---------      ---------
            Depreciated cost                            $202,961       $184,722
                                                        =========      =========

              Depreciation expenses for the years ended December 31, 2000, 2001 and 2002 amounted to $24,177, $24,517 and $26,525 respectively.

               (1) Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of approximately $38,300 and $38,420 as of December 31, 2001 and 2002,
                     respectively. Cost includes assets fully depreciated and still in use in the amount of $124,000 and of $134,000 as of December 31, 2001 and 2002, respectively.

               (2) Includes, rights in approximately 9,225 square meters of land in, Tirat Hacarmel Israel, of which approximately 2,300 square meters are owned while the remaining land is leased from the Israel Land Administration until the years 2014 to 2024 with an option to renew the lease for additional periods up to 49 years. The Company's rights in the land have not yet been registered in its name.

                     Includes, rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel Land Administration until the year of 2043 with an option to renew the lease for additional periods up to 49 years. The Company's rights in the land have not yet been registered in its name.

               (3) Includes equipment produced by the Group for its own use in the amount of $4,913 and $5,517 as of December 31, 2001 and 2002, respectively.

               (4)   As for pledges of assets - see Note 16(G).

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 9  -                  OTHER ASSETS, NET

              A.

                                                        WEIGHTED-AVERAGE
                                                        NUMBER OF YEARS         DECEMBER 31,
                                                                             ---------------------
                                                                              2002          2001
                                                        ----------------     -------       --------
                 Original cost:
                   Know-how (1)                               12.5                         $74,716
                                                                             $81,019
                   Trade marks (2)                             17              8,000         8,000
                   Goodwill and assembled work-force (3)                      37,578        36,983
                                                                             126,597       119,699

                 Accumulated amortization:
                   Know-how                                                   14,666         8,704
                   Trade marks                                                 1,125           675
                   Goodwill and assembled work-force                          5,037          5,037
                                                                             -------       --------
                                                                              20,828        14,416
                                                                             -------       --------
                 Amortized cost                                             $105,769      $105,283
                                                                            ========      =========


                   (1) Includes mainly know-how acquired in the merger with El-Op ($45,000), know-how acquired in the acquisition of AEL and the Government Division ($10,600) and intangible assets acquired from Honeywell Inc. ($9,300) (see Notes 1C, 1D, 1F and 1G).

                   (2)   Includes trade marks acquired in the merger with El-Op.

                   (3) Includes mainly intangible assets acquired in the merger with El-Op ($34,200) and intangible assets acquires from Honeywell Inc. ($1,800). Until January 1, 2002, goodwill and assembled work-force were amortized at an annual rate of 5% - 10%.

              B. Amortization expenses amounted to $5,401, $8,348 and $6,412 for the years ended December 31, 2000, 2001 and 2002, respectively.

              C. The annual amortization expense relating to intangibles existing as of December 31, 2002 for each of the five years in the period ending December 31, 2007 is estimated to be approximately $7,000.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 9  -         OTHER ASSETS, NET (CONT.)

              The following information is presented to reflect net income and earnings per share for all prior periods adjusted to exclude amortization of goodwill.
                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                        ---------------------
                                                          2001          2000
                                                        -------      --------
             Reported net income (loss)                 $40,796      $(20,531)
             Goodwill amortization                        2,760         2,012
                                                        -------      --------
             Adjusted net income (loss)                 $43,556      $(18,519)
                                                        =======      ========

             Earnings per share
             Reported basic earnings (loss) per share   $  1.07      $  (0.65)
             Goodwill amortization                         0.08          0.06
                                                        -------      --------
             Adjusted basic earnings per share          $  1.15      $  (0.59)
                                                        -------      --------

             Reported diluted earnings (loss) per share $  1.04      $  (0.65)
             Goodwill amortization                         0.07          0.06
                                                        -------      --------
             Adjusted diluted earnings (loss) per share $  1.11         (0.59)
                                                        =======      ========


NOTE 10  -        SHORT-TERM BANK CREDIT AND LOANS

                                                                    DECEMBER 31,
                                                    --------------------------------------------
                                                      2002          2001      2002         2001
                                                    --------      -------   -------      -------
                                                        INTEREST RATE %
                                                    ---------------------
              Short-term bank loans:
                In U.S dollars                      3 - 5        2.5 - 3    $12,683      $12,922
                In NIS unlinked                         -        4.7 - 8          -       13,273
                                                                            -------      -------
                                                                             12,683       26,195
                                                                            -------      -------
              Short-term bank credit:
                In NIS unlinked                     2.8 - 10.9   8            5,241        1,869
                In U.S dollars                      3.2 -  3.6   2 - 2.5      6,378       15,967
                                                                            -------      -------
                                                                             11,619       17,836
                                                                            -------      -------
              Current maturities of long-term loans                           6,613        2,863
                                                                            -------      -------
                                                                            $30,915      $46,894
                                                                            =======      =======

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 11  -   OTHER ACCOUNTS PAYABLES AND ACCRUED EXEPNSES
                                                              DECEMBER 31,
                                                        ------------------------
                                                           2002          2001
                                                        ---------      ---------

              Payroll and related expenses              $ 27,912       $ 25,736
              Provision for vacation pay                  20,492         18,380
              Government departments                      22,443         28,750
              Provision for warranty                      26,641         22,723
              Cost provisions and other                   45,038         39,797
                                                        ---------      ---------
                                                        $142,526       $135,386
                                                        =========      =========


NOTE 12  -   CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED

                                                              DECEMBER 31,
                                                        ------------------------
                                                           2002          2001
                                                        ---------      ---------

               Advances received                        $227,111       $184,112
               Less -
                 Advances presented under long-term
                    liabilities                           40,411         29,840
                 Advances deducted from inventories       67,624         49,969
                                                        ---------      ---------
                                                         119,076        104,303
               Less -
                 Costs of contracts in progress           10,658         10,961
                                                        ---------      ---------
                                                        $108,418        $93,342
                                                        =========      =========

                               ELBIT SYSTEMS LTD.

                         (In thousands of U.S. dollars)

NOTE 13  -        LONG-TERM LOANS

                                                                                                      DECEMBER 31,
                                                            INTEREST          YEARS OF             ---------------------
                                            LINKAGE            %              MATURITY              2002          2001
                                         -----------        ---------        -----------           -------       -------
              Banks                      U.S dollars        Libor +
                                                            0.5%-5%          2003 - 2007           $67,206       $70,719

              Banks                      NIS-unlinked       Israeli
                                                            Prime            2003 - 2036             3,383         1,346
              Office of chief            NIS-linked to
                 scientist               the Israeli-CPI    4%               2003- 2006              9,197             -
                                                                                                   -------       -------
                                                                                                    79,786        72,065
              Less-current maturities                                                                6,613         2,863
                                                                                                   -------       -------
                                                                                                   $73,173       $69,202
                                                                                                   =======       =======


              The Libor rate as of December 31, 2002 was 1.34%.

              The Israeli Prime rate as of December 31, 2002 was 10.5%

              The maturities of these loans after December 31, 2002 are as follows:

              2003 - current maturities                           $ 6,613
              2004                                                 54,278
              2005                                                  4,499
              2006                                                  4,506
              2007                                                  7,062
              2008 and thereafter                                   2,828
                                                                  -------
                                                                  $79,786
                                                                  =======

               In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees securing certain advances from customers, the Company and certain subsidiaries are obligated to meet certain loan covenants. Management believes that the Company and the subsidiaries meet the conditions of these covenants as of balance sheet date.

NOTE 14  -        BENEFIT PLANS

               Retirement Benefits:

               Subsidiaries in the U.S. sponsor defined benefit retirement plans ("Plans") which are a noncontributory plans, covering substantially all of the U.S. employees, that provide monthly pension to eligible employees upon retirement, in amounts based on years of service and average compensation.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 14  -        BENEFIT PLANS (CONT.)

               The following table reconciles the benefit obligations, Plans assets, funded status and net asset (liability) information of the Plans:
                                                             DECEMBER 31,
                                                        ----------------------
                                                          2002           2001
                                                        -------        -------
              Benefit obligation at beginning of year   $22,358        $18,474
              Service cost                                2,067          1,766
              Interest cost                               1,678          1,461
              Actuarial losses                            2,955          1,338
              Benefits repaid                              (619)          (681)
                                                        -------        -------
              Benefit obligation at end of year          28,439         22,358
                                                        -------        -------

              Plans assets at beginning of year          16,167         17,846
              Actual return on plan assets               (1,560)        (1,121)
              Contributions by employer                   1,571            123
              Benefits repaid                              (619)          (681)
                                                        -------        -------
              Plans assets at end of year                15,559         16,167
                                                        -------        -------

              Funded status of Plans (underfunded)      (12,880)        (6,191)
              Unrecognized prior service cost               234            223
              Unrecognized net actuarial loss             7,582          1,508
                                                        -------        -------
              Net amount recognized                      (5,064)        (4,460)
                                                        =======        =======

              Net asset (liability) consists of:
              Accrued benefit liability                 (10,298)        (4,667)
              Intangible asset                              234            207
              Accumulated other comprehensive income      5,000              -
                                                        -------        -------
              Net amount recognized                     $(5,064)       $(4,460)
                                                        =======        =======

              Weighted average assumptions :
                 Discount rate as of December 31,          6.75%       7.38%
                 Expected long-term rate of return on
                   Plans assets                            9.00%       9.50%
                 Rate of compensation increase             3.00%       3.00%

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 14  -        BENEFIT PLANS (CONT.)

                                                                          YEAR ENDED DECEMBER 31,
                                                                      -------------------------------
                                                                        2002        2001        2000
                                                                      -------     -------     -------
              Components of net periodic pension cost:
                 Service cost                                          $2,067      $1,766      $1,904
                 Interest cost                                          1,678       1,461       1,253
                 Expected return on Plan assets                        (1,597)     (1,666)     (1,680)
                Amortization of prior service cost                         28          24          25
                Recognized of net actuarial gain                         (340)        (38)       (312)
                One-time FAS 88 charge for 2001 SRP                         -         177           -
                                                                      -------     -------     -------
                 Net periodic pension cost                             $1,836      $1,724      $1,190
                                                                      =======     =======     =======


DEFINED CONTRIBUTION PLAN

               The 401(k) savings plan ("401(k) plan") is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S.  Internal Revenue Code.  Employees may
               elect  to   contribute  a   percentage   of  their  annual  gross
               compensation to the 401(k) plan. The Company may make discretionary matching contributions as determined by the Company. Total expense under the 401(k) plan amounted to $1,369 for the year ended December 31, 2002 (2001 - $639).

NOTE 15  -        TAXES ON INCOME

               A.          APPLICABLE TAX LAWS

                     (1) MEASUREMENT OF TAXABLE INCOME UNDER ISRAEL'S INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985:

                            Results for tax purposes are measured and reflected in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained above in
                            Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        TAXES ON INCOME (CONT.)

               APPLICABLE TAX LAWS (CONT.)

                            In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

                     (2)    TAX   BENEFITS    UNDER   ISRAEL'S   LAW   FOR   THE
                            ENCOURAGEMENT OF INDUSTRY (TAXES), 1969:

                            The Company and certain subsidiaries (mainly El-Op and Cyclone) are "Industrial Companies", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these Companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deducte for tax purpose public issuance expenses.

                     (3)    TAX   BENEFITS    UNDER   ISRAEL'S   LAW   FOR   THE
                            ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959:

                            Four expansion programs of the Company have been granted "Approved Enterprise" status under Israel's Law for the Encouragement of Capital Investments, 1959. For these expansion programs, the Company has elected to receive grant. Accordingly the income of the Company derived from the "Approved Enterprise" expansion programs is tax exempt for two-year period and subject to reduced tax rates of 25% for five-year period commencing in the year in which the Company first generates taxable income (limited to twelve years from commencement of

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        TAXES ON INCOME (CONT.)

               APPLICABLE TAX LAWS (CONT.)

                            production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2002, the tax benefits for these expansion programs will expire between 2002 to 2007.

                            Three expansion programs of El-Op have been granted, such "Approved Enterprise" status. For these expansion programs, El-Op has elected the alternative tax benefits track. In this track the income of El-Op derived from the "Approved Enterprise" expansion programs is tax exempt for a two-year period and subject to reduced tax rates of 25% for a five-year period commencing in the year which the company first generates taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2002, the tax benefits for these expansion programs will expire between 2003 to 2005.

                            The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above refereed law, regulations published there under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens - see Note 16F). As of December 31, 2002, management believes that the companies are meeting all conditions of the approvals.

                            The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the companies only upon the complete liquidation of the companies. As of December 31, 2002, retained earnings included approximately $74,000 in tax-exempt profits earned by the Group's "Approved Enterprise". The Company's Board of Directors has decided that its policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

                            If the retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits (currently
                            - 25%) and an income tax liability would be incurred of approximately $ 19,000 as of December 31, 2002.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        TAXES ON INCOME (CONT.)

               A.          APPLICABLE TAX LAWS (CONT.)

                  (3)      Tax   benefits   under  the   Israel's  Law  for  the
               Encouragement of Capital Investments, 1959 (Cont.)

                            Income from sources other then the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

                            Since the Company and El-Op are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

               B.          TAX ASSESSMENTS

                     1. The Company and El-Op have received final tax assessments through December 31, 2000. EFW has received final tax assessments through December 31, 1997.

                     2. The Company and El-Op have received in previous years pre-rulings from the tax authorities, which allowed them to transfer development products and assets to companies under their ownership without any tax liability pursuant to section 104 of the Israeli Income Tax Ordinance. The pre-rulings specify terms for the companies to comply, usually for a two - year period. Noncompliance with the terms of the pre-rulings will result in the retroactive cancellation of the aforementioned exemption from taxes. Tax implications upon non-compliance are estimated by management to be immaterial to the Group's results.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        INCOME TAXES (CONT.)

               C. NON - ISRAELI SUBSIDIARIES

                     Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

               D. INCOME (LOSS) BEFORE TAXES ON INCOME

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                          ----------------------------------
                                                            2002         2001         2000
                                                          -------      -------     ---------
                     Income (loss) before taxes on
                       income income:
                        Domestic                          $42,317      $44,212     $(13,779)
                        Foreign                            11,977        7,638        1,121
                                                          -------      -------     --------
                                                          $54,294      $51,850     $(12,658)
                                                          =======      =======     ========

               E. TAXES ON INCOME
                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                          ----------------------------------
                                                            2002         2001         2000
                                                          -------      -------     ---------
                     Taxes on income:
                     Current taxes:
                        Domestic                          $11,654       $9,385       $8,710
                        Foreign                             6,114        3,048          879
                                                          -------       ------       ------
                                                           17,768       12,433        9,589
                                                          -------       ------       ------

                     Deferred income taxes:
                        Domestic                           (3,561)        (839)      (5,309)
                        Foreign                            (2,059)        (591)       1,947
                                                          -------       ------       ------
                                                           (5,620)      (1,430)      (3,362)
                                                          -------       ------       ------

                     Taxes in respect of prior years    (*)(2,800)           -            -
                                                          -------       ------       ------

                                                           $9,348      $11,003       $6,227
                                                          =======       ======       ======

              (*) A reduction of tax expenses due to adjustments of estimated taxes and completion of tax assessments for prior years in respect of various Group companies.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        INCOME TAXES (CONT.)

               F.    DEFERRED INCOME TAXES

                     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:

                                                                                               DEFERRED
                                                                                        TAX ASSET (LIABILITY((1)
                                                                                       --------------------------
                                                                          TOTAL           CURRENT      NONCURRENT
                                                                        --------       -----------    ------------
                     As of December 31, 2002

                     Deferred tax assets:
                       Reserve and allowances                           $ 12,770          $ 4,797         $7,973
                       Inventory                                           6,878            6,878              -
                       Net operating loss carryforwards                    2,326                -          2,326
                                                                        --------          -------       --------
                       Valuation allowance (2)                            (2,326)               -         (2,326)
                                                                        --------          -------       --------
                       Net deferred tax assets                            19,648           11,675          7,973
                                                                        --------          -------       --------

                     Deferred tax liabilities:
                     Property, plant and equipment                        (9,209)               -         (9,209)
                     Other assets                                        (15,177)               -        (15,177)
                                                                        --------          -------       --------

                                                                         (24,386)               -        (24,386)
                                                                        --------          -------       --------

                     Net deferred tax assets (liabilities)              $ (4,738)         $11,675       $(16,413)
                                                                        ========          =======       ========

                     As of December 31, 2001

                     Deferred tax assets:
                       Reserve and allowances                           $  9,067          $ 4,308       $  4,759
                       Inventory                                           7,323            7,323              -
                       Net operating loss carryforwards                    4,248                -          4,248
                                                                        --------          -------       --------
                       Valuation allowance (2)                            (2,202)               -         (2,202)
                                                                        --------          -------       --------
                       Net deferred tax assets                            18,436           11,631          6,805
                                                                        --------          -------       --------

                     Deferred tax liabilities:
                     Property, plant and equipment                       (12,111)               -        (12,111)
                     Other assets                                        (16,683)               -        (16,683)
                                                                        --------          -------       --------
                                                                         (28,794)               -        (28,794)
                                                                        --------          -------       --------
                     Net deferred tax assets (liabilities)              $(10,358)         $11,631       $(21,989)
                                                                        ========          =======       ========


                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        INCOME TAXES (CONT.)

               F.    DEFERRED INCOME TAXES (CONT.)

                    (1) Current  tax  asset is  included  in other  receivables.
                        Noncurrent tax liability is included as a long-term liabilitiy.


                    (2) During  2002,   the  Company   increased  the  valuation
                        allowance due to an increase in accumulated operating loss carryforwards not expected to be utilized.


               G. The Company's Israeli subsidiaries have estimated total available carryforward tax losses of approximately $2,200 as of December 31, 2002, . The Company's non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $200 as of December 31 2002 to offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $2,400 in respect of which a valuation allowance has been recorded in the amount of approximately $2,400.


               H. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense as reported in the statements of operations, is as follows:

                                                                                            YEAR ENDED
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002         2001          2000
                                                                                 -------      -------      ---------
                  Income (loss) before taxes as reported in the
                     consolidated statements of operations                       $54,294      $51,850      $(12,658)
                  Statutory tax rate                                                 36%          36%            36%
                                                                                 =======      =======      ========
                  Theoretical tax expense (benefit)                              $19,546      $18,666       $(4,557)
                  Tax benefit arising from reduced rate as an
                     "Approved Enterprise"                                        (9,054)      (7,697)       (4,015)
                  Tax adjustment in respect of different tax rate for
                     foreign subsidiaries                                           (461)        (952)         (469)
                  Operating carryforward losses for which
                      valuation allowance was provided                             2,189          101           318

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 15  -        INCOME TAXES (CONT.)


                  Increase (decrease) in taxes resulting from
                     nondeductible expenses                                         (263)           571        15,280
                  Difference in basis of measurement for
                     financial reporting and tax return purposes                     458            832          (684)
                  Taxes in respect of prior years                                 (2,800)             -             -
                  Other differences, net                                            (267)          (518)          354
                                                                                 -------       --------      --------
                  Actual tax expenses                                            $ 9,348       $ 11,003      $  6,227
                                                                                 =======       ========      ========
                  Effective tax rate                                               17.2%          21.2%             -
                                                                                 =======       ========      ========

NOTE 16  -        CONTINGENT LIABILITIES AND COMMITMENTS

               A.          Royalty commitments

                     1. The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Office of the Chief Scientist of Israel ("OCS") for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

                          In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2%
                          - 3.5% of total sales of products developed within the framework of these programs. The royalties will be paid up to maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, payment of royalties is not required.

                          In some cases, the Government of Israel participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

                          The Company and certain of its subsidiaries are also obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technology.

                          Royalties  expenses  or  accrued  amounted  to $6,661,
                          $8,252   and   $14,471   in  2000,   2001  and   2002,
                          respectively.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 16  -        CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

                     2. In September 2001, the OCS issued "Regulations for the Encouragement of Research and Development in Industry" (rules for determining the level and payment of royalties) ("the regulations"). The regulations allow large R&D intensive companies to reach certain agreements with the OCS regarding determination of the amount and payment schedule of royalties, subject to certain conditions.

               A.          Royalty commitments (Cont.)

                     If the Company elects to adopt the regulations, it will have to record a significant one-time expense resulting from accruing liability for an absolute amount of royalties.

                     As of the date the financial statement was approved, the Company has not concluded discussions or finalized any agreements with the OCS with respect to the company.

                     In May 2002 El-Op's Board of Directors approved an arrangement, proposed by the OCS, according to which El-Op will pay commencing in 2002 an agreed amount of $10,632 in exchange for a release from all obligations to pay royalties in the future. As a result El-Op recorded an expense for the agreed amount net of the accrual for royalties previously recorded by El-OP.

               B.    Commitments in respect of long-term projects

                     In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use its respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies' obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2002 amounted to $715,000 to be performed over a period of up to 11 years, is typically tied to a percentage (up to 100%) of the amount of the specific contract.

                     In the opinion of management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one to one basis.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 16  -        CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

               C.    Legal claims

                     The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others.
                     Company's management, based on the opinion of its legal counsel, believes the amount of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Group.


               D.    Lease commitments

                     The future mininum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2002:

                             2003                                     $8,197
                             2004                                      8,985
                             2005                                      4,834
                             2006                                      4,156
                             2007 and there after                      3,877
                                                                     -------
                                                                     $30,049
                                                                     =======

                     Rent expenses for the years ended  December 31, 2000,  2001
                     and  2002   amounted   to  $7,411,   $7,978,   and  $9,215,
                     respectively.

              E. The Company has provided, on a proportional basis to its ownership interest, guarantees for two of its investees in respect of credit lines from banks amounting to $10,600 (2001- $10,700), of which $10,200 (2001 - $9,700) relates to a foreign investee owned 50% by El-Op. The guarantees will exist as long as the credit lines are in effect. The Company would be liable to perform under the guarantee for any debt the investee would be in default under the terms of the credit line.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

       (In thousands of U.S. dollars, except for share and per share data)

NOTE 16  -        CONTINGENT LIABILITIES, AND COMMITMENTS (CONT.)

              F. A lien on the Group's Approved Enterprises has been registered in favor of the State of Israel. Grants received in respect of projects which have not yet been approved amount to approximately $3,600.(see note 15 A (3) above ).

              G. Guarantees in the amount of approximately $374,000 were issued by banks securing certain advances from customers and performance bonds on behalf of Group companies.

              H. Certain Group companies recorded fixed charges on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

NOTE 17  -        SHAREHOLDER'S EQUITY

               A.   SHARE CAPITAL

                    Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in excess sets as upon liquiation of the Company.

               B.   1996 EMPLOYEE STOCK OPTION PLAN

                    In 1996, the Company adopted an employee stock option plan pursuant to which options to buy 2,100,000 ordinary shares may be granted to employees. In April 1998, the Company amended the plan in order to be able to grant an additional 322,000 options. The exercise price approximates market price of the share at the grant date less 15%. The options vested over a period of two to four years from the date of grant and expire no later than six years from the date of grant. The plan is implemented in accordance with Section 102 of the Israeli Income Tax Ordinance.

               C.   2000 EMPLOYEE STOCK OPTION PLAN

                     In 2000, the Company adopted another employee stock option plan for employees comprising options to purchase up to 2,500,000 ordinary shares. The exercise price approximates market price of the shares at the grant date. The plan includes an additional 2,500,000 options to be issued as "phantom" shares options that grant the option holders a

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

       (In thousands of U.S. dollars, except for share and per share data)

         NOTE 17  -        SHAREHOLDER'S EQUITY (CONT.)

                     number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. Options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

                     Any options, which are canceled or forfeited before expiration, become available for future grants. As of December 31, 2002, 466,042 options of the Company were still available for future grants.

               D.    "PHANTOM" SHARE OPTIONS

                     The phantom share options are considered as part of a variable plan as defined in APB 25, and accordingly the compensation cost of the options is measured by the difference between the market price of the Company's shares and the exercise price of the options at the end of every reporting period and amortized by the accelerated method over the remaining vesting period.

              E. A summary of the Company's share option activity under the plans is as follows:

                                                                         DECEMBER 31,
                            -------------------------------------------------------------------------------------------------------
                                         2000                                2001                                 2002
                            -------------------------------     -------------------------------      ------------------------------
                                                 WEIGHTED                            WEIGHTED                           WEIGHTED
                                                 AVERAGE                             AVERAGE                            AVERAGE
                              NUMBER OF          EXERCISE         NUMBER OF          EXERCISE          NUMBER OF        EXERCISE
                               OPTIONS            PRICE            OPTIONS            PRICE             OPTIONS          PRICE
                            --------------     -----------      --------------     ------------      --------------  --------------
Outstanding-beginning of
 the year                       1,471,830           $ 2.35          5,671,918         $  11.26           5,107,634           $11.93
  Granted                       4,530,662            12.32             98,840            12.91              27,000            14.92
  Exercised                      (268,753)            7.64           (598,348)           11.93            (558,901)            9.45
  Forfeited                       (61,821)            7.13            (64,776)           12.50             (64,009)           11.33
                                ---------         --------          ---------         --------           ---------           ------
  Outstanding - end of the
    year                        5,671,918         $  11.26          5,107,634         $  11.93           4,511,724           $12.26
                                =========         ========          =========         ========           =========           ======
Options exercisable at
   the end of the year             748,760       $    5.10            373,138         $   7.56           2,287,790           $12.18
                                =========         ========          =========         ========           =========           ======

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

       (In thousands of U.S. dollars, except for share and per share data)

NOTE 17  -        SHAREHOLDER'S EQUITY (CONT.)

               E.    (Cont.)

                      The options outstanding as of December 31, 2002, have been separated into ranges of exercise price, as follows:

                                              OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                              ----------------------------------------------------   ---------------------------------
                                  NUMBER        WEIGHTED AVERAGE      WEIGHTED           NUMBER           WEIGHTED
                              OUTSTANDING AS        REMAINING          AVERAGE       OUTSTANDING AS        AVERAGE
                              OF DECEMBER 31,   CONTRACTUAL LIFE      EXERCISE       OF DECEMBER 31,      EXERCISE
      EXERCISE PRICE               2002              (YEARS)       PRICE PER SHARE        2002         PRICE PER SHARE
--------------------          ---------------   ----------------   ---------------   ---------------   ---------------
$10.61-$12.16                    252,853               1.45            $10.71            242,478           $10.67
$12.18-$15.07                  2,135,897               3.92             12.35          1,024,368            12.39
$12.18-$15.07(*)               2,122,974               3.90             12.35          1,020,944            12.34
                              ---------------   ----------------   ---------------   ---------------   ---------------
                               4,511,724               3.77            $12.26          2,287,790           $12.18
                              ===============   ================   ===============   ===============   ===============


                     (*)  Phantom share options.

                     Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair value of the ordinary shares, the deferred stock compensation is amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense (income) of approximately $155, $8,512 and $(926) were recognized during the years ended December 31, 2000, 2001 and 2002, respectively.

               F. The weighted average exercise price of options granted during the years ended December 31, 2000, 2001 and 2002 were:

                                 EXCEEDS
                                  MARKET PRICE        LESS THAN MARKET PRICE
                                 -------------   ------------------------------
                                             YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------
                                      2000            2001              2002
                                 -------------   -----------       ------------
                Weighted-average
                exercise price       $12.32          $12.91             $14.92

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

       (In thousands of U.S. dollars, except for share and per share data)

NOTE 17  -        SHAREHOLDER'S EQUITY (CONT.)

            G.    Computation of basic and diluted net earning (loss) per share


                                YEAR ENDED                            YEAR ENDED                             YEAR ENDED
                            DECEMBER 31, 2002                      DECEMBER 31, 2001                     DECEMBER 31, 2000
                    -----------------------------------  ------------------------------------- -------------------------------------
                     NET INCOME
                         TO        WEIGHTED               NET INCOME TO    WEIGHTED
                    SHAREHOLDERS   AVERAGED      PER      SHAREHOLDERS     AVERAGED     PER     SHAREHOLDERS    AVERAGED      PER
                    OF ORDINARY    NUMBER OF    SHARE      OF ORDINARY      NUMBER     SHARE     OF ORDINARY     NUMBER      SHARE
                       SHARES       SHARES      AMOUNT       SHARES       OF SHARES    AMOUNT       SHARES      OF SHARES    AMOUNT
                    ===========  ============ ========== =============== =========== ========= =============== =========== =========
Basic net earnings
(losses)               $45,113      38,489         $1.17      $40,796       37,975        $1.07    $(20,531)      31,572    $(0.65)

Effect of dilutive
 securities:
    Employee stock
options                      -       1,374                          -        1,384                        -            -
                       -------      ------                    -------       ------                 --------       ------
Diluted net
earnings (losses)      $45,113      39,863         $1.13      $40,796       39,359       $1.04     $(20,531)      31,572    $(0.65)
                       =======      ======         =====      =======       ======        =====    ========       ======    ======


               H.    Treasury shares

                     The Company's shares held by the Company are presented at cost and deducted from shareholder's equity.

               I.    Dividend policy

                           In the event that cash  dividends are declared by the
                     Company, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company has decided not to declare dividends out of tax exempt earnings.

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

       (In thousands of U.S. dollars, except for share and per share data)

NOTE 18  -        MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

      A. Revenues are attributed to geographic areas based on location of the end customers as follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------

            Europe                                                               $144,862     $179,560      $124,127
            U.S.                                                                  267,686      206,627       189,147
            Israel                                                                225,674      226,650       159,593
            Other                                                                 189,234      151,664       118,217
                                                                                 --------     --------      --------
                                                                                 $827,456     $764,501      $591,084
                                                                                 ========     ========      ========
      B.  Revenues are generated by the following product lines:
                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------
             Airborne systems                                                    $372,756     $334,201      $257,884
             Armored vehicles systems                                             135,700      126,300       111,800
             Command, control, communications
               Systems                                                            122,700      105,800       113,700
             Electro-optical systems                                              148,200      162,700        91,100
             Others                                                                48,100       35,500        16,600
                                                                                 --------     --------      --------
                                                                                 $827,456     $764,501      $591,084
                                                                                 ========     ========      ========

      C.    Revenues from single customers, which exceed
                 10% of total revenues in the reported years:
                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------
            Customer A                                                              18%           20%          26%

      D.    Long-lived assets by geographic areas:

                                                                                      DECEMBER 31,
                                                                                 ---------------------
                                                                                   2002          2001
                                                                                 --------     --------
            U.S                                                                   $83,814     $ 84,864
            Israel                                                                211,256      194,690
            Other                                                                  13,660       10,451
                                                                                 --------     --------
                                                                                 $308,730     $290,005
                                                                                 ========     ========

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 19  -        COST OF REVENUES


                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------
             Materials                                                           $237,918     $182,936      $133,900
             Labor                                                                195,213      187,558       148,063
             Subcontractors                                                       126,579      129,057        78,983
             Maintenance of buildings and services                                 30,643       28,824        15,374
             Other manufacturing expenses                                          37,655       31,342        30,644
             Depreciation                                                          20,662       20,979        12,713
             Royalties                                                             14,471        8,252         6,661
                                                                                 --------     --------      --------
                                                                                  663,141      588,948       426,338

             Amortization of intangibles assets                                     1,552        3,497         1,706
             Increase (decrease) in provision for costs, warranties and
             expected losses                                                       (4,257)          29         3,975
                                                                                 --------     --------      --------
                                                                                  660,436      592,474       432,019
                                                                                 --------     --------      --------
             Less:
                 Cost of equipment produced for  own use                            5,517        4,913         6,651
                 Increase (decrease) in inventories of
                    contracts in-progress                                          49,606       33,604        (7,418)
                                                                                 --------     --------      --------
                                                                                   55,123       38,517          (767)
                                                                                 --------     --------      --------
                                                                                 $605,313     $553,957      $432,786
                                                                                 ========     ========      ========


NOTE 20  -        RESEARCH AND DEVELOPMENT COSTS, NET


                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------
             Total expenses                                                      $ 62,560     $ 67,871      $ 53,251
             Less - participations                                                  5,550        9,112         8,977
                                                                                 --------     --------      --------
                                                                                 $ 57,010     $ 58,759      $ 44,274
                                                                                 ========     ========      ========


NOTE 21  -        MARKETING AND SELLING EXPENSES


                                                                                       YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------
                                                                                   2002          2001         2000
                                                                                 --------     --------      --------
              Salaries and related expenses                                       $24,692      $23,379       $14,205
              Constancy Fee's                                                      24,782       20,648        11,546
              Advertising and exhibitions                                           5,301        4,792         3,130
              Depreciation                                                          3,883        2,709         1,584
              Other                                                                 7,033        3,348         7,984
                                                                                 --------     --------      --------
                                                                                  $65,691      $54,876       $38,449
                                                                                 ========     ========      ========

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

NOTE 22  -        GENERAL AND ADMINISTRATIVE EXPENSES


                                                                                YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                         2002            2001            2000
                                                                        -------         -------         -------
             Salaries and related expenses                              $24,741         $27,113         $12,074
             Office expenses                                              7,198           7,060           4,063
             Depreciation and amortization                                3,540           2,730           3,947
             Other                                                        6,172           6,313           6,167
                                                                        -------         -------         -------
                                                                        $41,651         $43,216         $26,251
                                                                        =======         =======         =======

NOTE 23  -        FINANCIAL INCOME (EXPENSES), NET
                                                                                YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                         2002            2001            2000
                                                                        -------         -------         -------
             Income:
               Interest on cash equivalents and bank
                 deposits                                                $1,547          $2,179          $2,574
              Other                                                       2,073           2,841           3,949
                                                                        -------         -------         -------
                                                                          3,620           5,020           6,523
                                                                        -------         -------         -------
             Expenses:
               On long-term bank debt and debentures                      2,026           3,033           1,442
               On short-term bank credit and loans                        3,415           3,806           3,626
               Other                                                      1,214             798           1,340
                                                                        -------         -------         -------
                                                                          6,655           7,637           6,408
                                                                        -------         -------         -------
                                                                        $(3,035)        $(2,617)           $115
                                                                        =======         =======         =======

NOTE 24 -         OTHER INCOME (EXPENSES), NET

                                                                                YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                         2002            2001            2000
                                                                        -------         -------         -------
             Gain (loss) on disposal of property, plant
               and equipment                                              $(743)           $327            $597
             Other, net                                                     281             447            (594)
                                                                        -------         -------         -------
                                                                          $(462)           $774              $3
                                                                        =======         =======         =======

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)
NOTE 25  -         RELATED PARTIES TRANSACTIONS AND BALANCES

                                                    YEAR ENDED DECEMBER 31,
                                               ------------------------------
                                                2002        2001        2000
                                               -------     -------    -------
               Income -
                 Sales (*)                     $37,924     $28,675    $11,168
                 Expenses charged                 $902        $633       $626

               Cost and expenses -
                 Supplies and services         $10,457     $11,125     $7,392
                 Participation in expenses (*)  $1,498      $1,632     $1,464
                 Financial expenses               $110        $193          -


                                                 DECEMBER 31,
                                               -------------------
                                                2002         2001
                                               ------      -------
               Trade receivables (*)           $9,647      $14,257
               Trade payables                  $4,006       $2,016

               (*) The amounts relate mainly to transactions with VSI.

               The Company's President and CEO is entitled for a three-year period, starting in July 2000, to an annual bonus of not less than 1% of the Company's net income after tax (excluding unusual expenses such as amortization of goodwill), and is also entitled to up to 10% of the number of options or shares issued by the Company to its employees and under the same terms (see Note 17). A former director of the Company received an annual bonus of 1% of the Company's net income after tax (excluding unusual expenses such as amortization of goodwill) from July 2000 to December 2001 and an additional bonus equal to the compensation derived from 400,000 options of the Company.


NOTE 26 -         RECONCILIATION TO ISRAELI GAAP

           As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between US GAAP and Israeli GAAP on the Company's financial statements are detailed below.

           Differences between US GAAP and Israeli GAAP:

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)

           A building purchased from Elbit Ltd.
           ------------------------------------

           According to generally accepted accounting principles in Israel, the Company charged to capital reserves the excess of the amount paid over net book value of a building acquired from Elbit Ltd in 1999.

           According to US GAAP, the entire amount paid is considered as the cost of the building acquired.

           Proportional consolidation method
           ---------------------------------

           According to Israeli GAAP, a jointly controlled company should be included according to the proportional consolidation method. According to US GAAP, the investment in such a company is recorded according to the equity method.

           Tax benefit in respect of options exercised
           -------------------------------------------

           According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to US GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements is credited to capital reserves.

           Goodwill
           --------

           Effective January 1, 2002 the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

NOTE 26 -         RECONCILIATION TO ISRAELI GAAP

           1. EFFECT ON NET INCOME AND EARNINGS PER SHARE

                                                                                   YEAR ENDED
                                                                                   DECEMBER 31
                                                                       -----------------------------------------
                                                                           2002            2001          2000
                                                                       ---------          ------       -------

           A) Net earnings (loss) as reported
                 according to U.S. GAAP                                   45,113          40,796       (20,531)
                Adjustments to Israeli GAAP                               (4,227)          1,767         1,822
                                                                       ---------          ------       -------
                Net earnings (loss) according to Israeli
                  GAAP                                                    40,886          42,563       (18,709)
                                                                       =========          ======       =======
           B) Earnings per share
                Basic net earnings (loss) per share
                   As reported according to U.S. GAAP                       1.17             1.07        (0.65)

                   As per Israeli GAAP                                      1.03             1.11        (0.59)

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

                         (In thousands of U.S. dollars)


                Diluted net earnings (loss) per share
                   As reported according to U.S. GAAP                       1.13             1.04        (0.65)

                   As per Israeli GAAP                                      0.96             1.11        (0.59)


           2. EFFECT ON SHAREHOLDERS' EQUITY


                                                                                                          AS PER
                                                                      AS REPORTED        ADJUSTMENTS   ISRAELI GAAP
                                                                      -----------        -----------   ------------
           AS OF DECEMBER 31, 2002
             Shareholders' equity                                        411,361          (11,076)     400,285
                                                                         =======          =======      =======
           AS OF DECEMBER 31, 2001
             Shareholders' equity                                        377,985          (12,149)     365,836
                                                                         =======          =======      =======



                                                            # # # # # # # #

ITEM 19.    EXHIBITS.


     (a)  Index to Financial Statements

                                                                    Page
                                                                    ----
     Independent Auditors' Reports                                  F-2 - F-2(a)
     Consolidated Balance Sheets at December 31, 2001 and 2002      F-3 - F-4
     Consolidated Statements of Operations                          F-5
     Consolidated Statements of Changes in Shareholders' Equity     F-6 - F-7
     Consolidated Statements of Cash Flows                          F-8 - F-9
     Notes to Consolidated Financial Statements                     F-10 - F-58

         (b)      Exhibits

          1.1  Elbit Systems' Memorandum of Association *
          1.2  Elbit Systems' Articles of Association *
          4.1 Spin-off Agreement among Elbit Ltd., Elbit Medical Imaging Ltd. and Elbit Systems **
          4.2 Technology Assignment and Cross License Agreement among Elbit Ltd., Elbit Medical Imaging Ltd. and Elbit Systems **
          4.3  Lease Agreement with Elbit Ltd. **
          4.4 Merger Agreement between Elbit Systems and Elop Electro-Optics Industries Ltd. ***
          4.5 Shareholders Agreement between Elron Electronic Industries Ltd. and the Federmann Group ***
          4.6 Form of Registration Rights Agreement among Elbit Systems, Elron and the Federmann Group ***
          4.7  Elbit Systems' Post Merger Stock Option Plan (Summary in English)
               *
          8.1  List of material subsidiaries and jurisdictions of incorporation
         10.1  Consent of Luboshitz Kasierer
         10.2 Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ****
         10.3 Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ****

----------
* Filed as an exhibit to Elbit Systems' Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, which was filed with the Securities and Exchange Commission on April 5, 2001, and incorporated herein by reference.
** Filed as an exhibit to Elbit Systems' Registration Statement on Form 20-F (File No. 0-28998), which was filed with the Securities and Exchange Commission on November 22, 1996, and incorporated herein by reference.
*** Filed as an exhibit to Elbit Systems' Report on Form 6-K for February 2000, which was filed by Elbit Systems with the Securities and Exchange Commission on March 6, 2000, and incorporated herein by reference.
**** This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 17, 2003

                                   ELBIT SYSTEMS LTD.


                                   By:  /s/ Joseph Ackerman
                                        ------------------------
                                        Name: Joseph Ackerman
                                       Title: President and Chief
                                              Executive Officer

                                 CERTIFICATIONS

         I, Joseph Ackerman, certify that:

         1. I have reviewed this annual report on Form 20-F of Elbit Systems
Ltd.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

               c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

               a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

               b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2003

                                   By:  /s/ Joseph Ackerman
                                        ------------------------
                                        Name: Joseph Ackerman
                                       Title: President and Chief
                                              Executive Officer

                                 CERTIFICATIONS

         I, Joseph Gaspar, certify that:

         1. I have reviewed this annual report on Form 20-F of Elbit Systems
Ltd.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

               c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

               a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

               b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2003

                                   /s/ Joseph Gaspar
                                   ---------------------------
                                   Joseph Gaspar
                                   Corporate Vice President
                                   and Chief Financial Officer

                       ELBIT SYSTEMS LTD. AND SUBSIDIARIES
                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                         (In thousands of U.S. dollars)


                                                COLUMN A       COLUMN B       COLUMN C       COLUMN D        COLUMN E
                                                               Additions      Charged to
                                                Balance at     Charged to     Other
              DESCRIPTION                       Beginning      Costs and      Accounts       Deductions      Balance at
              -----------                       of Period      Expenses       (Describe)     (Describe)      End of Period
                                                ---------     -----------    -----------     ----------      -------------
YEAR ENDED DECEMBER 31, 2002:

Deducted from Assets Accounts:

  Allowance for Doubtful Accounts......           3,200             459                           248           3,411

  Provisions for Additional Work on
  Systems and Products Delivered,
  Warranties and Expected Losses.......          51,132          29,841                        28,278          52,695

YEAR ENDED DECEMBER 31, 2001:

Deducted from Assets Accounts:

  Allowance for Doubtful Accounts......           2,957             270             --             27           3,200

  Provisions for Additional Work on
  Systems and Products Delivered,
  Warranties and Expected Losses.......          44,019          31,345         345(1)         24,577          51,132

YEAR ENDED DECEMBER 31, 2000:

Deducted from Assets Accounts:

  Allowance for Doubtful Accounts......           2,560              --         425(1)             28           2,957

  Provisions for Additional Work on
  Systems and Products Delivered,
  Warranties and Expected Losses.......          28,707          13,213      15,857(1)         13,758          44,019

----------
(1)      Acquisition of subsidiaries

                                  EXHIBIT INDEX

          1.1  Elbit Systems' Memorandum of Association *
          1.2  Elbit Systems' Articles of Association *
          4.1 Spin-off Agreement among Elbit Ltd., Elbit Medical Imaging Ltd. and Elbit Systems **
          4.2 Technology Assignment and Cross License Agreement among Elbit Ltd., Elbit Medical Imaging Ltd. and Elbit Systems **
          4.3  Lease Agreement with Elbit Ltd. **
          4.4 Merger Agreement between Elbit Systems and Elop Electro-Optics Industries Ltd. ***
          4.5 Shareholders Agreement between Elron Electronic Industries Ltd. and the Federmann Group ***
          4.6 Form of Registration Rights Agreement among Elbit Systems, Elron and the Federmann Group ***
          4.7  Elbit Systems' Post Merger Stock Option Plan (Summary in English)
               *
          8.1  List of material subsidiaries and jurisdictions of incorporation
         10.1  Consent of Luboshitz Kasierer
         10.2 Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ****
         10.3 Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ****

----------
* Filed as an exhibit to Elbit Systems' Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, which was filed with the Securities and Exchange Commission on April 5, 2001, and incorporated herein by reference.
** Filed as an exhibit to Elbit Systems' Registration Statement on Form 20-F (File No. 0-28998), which was filed with the Securities and Exchange Commission on November 22, 1996, and incorporated herein by reference.
*** Filed as an exhibit to Elbit Systems' Report on Form 6-K for February 2000, which was filed by Elbit Systems with the Securities and Exchange Commission on March 6, 2000, and incorporated herein by reference.
**** This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.