Form 20-F/A
period 2002-12-31
ELBIT SYSTEMS LTD
filed 2003-06-26
CIK 1027664

SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------
                                   FORM 20-F/A

                                (AMENDMENT NO. 1)

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

         ITEM 17    |_|                    ITEM 18      |X|

         This Amendment to Annual Report on Form 20-F/A is filed on behalf of Elbit Systems Ltd. to amend an inadvertent omission of words in the registrant's annual report on Form 20-F for the year ended December 31, 2002, filed with the Securities and Exchange Commission on June 17, 2003 (the "Report").

         The first paragraph under Item 7 - Major Shareholders and Related Party Transactions, included in the Report, provided that the registrant had, as of May 31, 2003, 39,065,834 ordinary shares outstanding, and that such amount INCLUDES 385,900 shares held by the registrant as treasury shares.

         The registrant hereby amends the foregoing to provide that it had, as of May 31, 2003, 39,065,834 ordinary shares outstanding, and that such amount DOES NOT INCLUDE the 385,900 shares held by the registrant as treasury shares. All other information contained in Item 7, including the numbers of shares and the holding percentages, is correct and remains unchanged.

                                    SIGNATURE

         The Registrant has duly caused this Amendment to Annual Report on Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 26, 2003

                                    ELBIT SYSTEMS LTD.


                                    By: /s/ David Block Temin
                                        ------------------------------------
                                        Name:  David Block Temin
                                        Title: Corporate Vice President
                                               and General Counsel