Form 20-F
period 2003-12-31
ELBIT SYSTEMS LTD
filed 2004-06-14
CIK 1027664

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2003

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

                                39,746,125 SHARES

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

                   ITEM 17    |_|               ITEM 18    |X|

                                TABLE OF CONTENTS
                                                                            Page

                International Disclosures Standards............................2
Item 1.   Identity of Directors, Senior Management and Advisors................2
Item 2.   Offer Statistics and Expected Timetable..............................2
Item 3.   Key Information......................................................2
            Selected Financial Data............................................2
            Forward Looking Statements.........................................4
            Risk Factors.......................................................4
Item 4.   Information on the Company..........................................11
            Business Overview.................................................11
            Major Activities..................................................13
            Revenues..........................................................14
            Systems and Products..............................................15
            Principal Subsidiaries............................................19
            Recent Acquisitions...............................................22
            Current Business Operations.......................................23
                 Airborne Systems.............................................23
                 Helmet Mounted Systems ......................................28
                 UAV Integrated Systems.......................................29
                 Tactical, Security and Naval Systems.........................30
                 Battlefield Management and Government Information Systems....32
                 Land Vehicle Systems.........................................34
                 Electro-Optical and Countermeasures Systems..................36
                 Technology Spin-Offs.........................................37
            Property, Plant and Equipment.....................................38
            Organizational Structure..........................................39
            Governmental Regulation...........................................40
            Buy-Back..........................................................41
            Financing Terms...................................................41
            Intellectual Property.............................................42
            Research and Development..........................................43
            Manufacturing.....................................................44
            Purchasing........................................................44
            Customer Satisfaction and Quality Assurance.......................45
            Service and Warranty..............................................45
            Marketing and Sales...............................................46
            Competition.......................................................46
            Major Customers...................................................47
            Conditions in Israel..............................................47


                                       (i)

Item 5.  Operating Financial Review and Prospects - Management's Discussion
         and Analysis.........................................................50
            General...........................................................50
            Trends............................................................53
            Operating Results.................................................53
            2003 Compared to 2002.............................................57
            2002 Compared to 2001.............................................60
            Conditions in Israel..............................................63
            Liquidity and Capital Resources...................................64
            Impact of Inflation and Exchange Rates............................65
            Contractual Obligations...........................................67
            Off-Balance Sheet Transactions....................................67
Item 6.  Directors, Senior Management and Employees...........................68
            Directors and Executive Officers..................................68
            Compensation of Directors and Officers............................74
            Board Practices...................................................74
            Employees.........................................................75
            Share Ownership...................................................76
Item 7.  Major Shareholders and Related Party Transactions....................78
            Major Shareholders................................................78
            Related Party Transactions........................................80
Item 8.  Financial Information................................................86
            Consolidated Statements and Other Financial Information...........86
            Legal Proceedings.................................................86
            Dividend Distributions............................................86
Item 9.  Offer and Listing....................................................87
            Share Listings and Trading Prices.................................87
Item 10. Additional Information...............................................89
            General Provisions of Israeli Law and Related Provisions of
              Articles of Association.........................................89
            Approval of Certain Transactions..................................90
            Insurance and Indemnification of Directors and Officers...........91
            Material Contracts................................................93
            Exchange Controls and Other Limitations Affecting Security
                Holders.......................................................93
            Taxation..........................................................94
            Documents on Display..............................................97
Item 11. Quantitative and Qualitative Disclosure of Market Risk...............98
Item 12. Description of Securities Other than Equity Securities...............98
Item 13. Defaults, Dividend Arrearages and Delinquencies......................98
Item 14. Material Modifications to the Rights of Security Holders and
            Use of Proceeds...................................................98
Item 15. Controls and Procedures..............................................98
Item 16. 16.A - Audit Committee Financial Expert..............................99
         16.B - Code of Ethics................................................99
         16.C - Principal Accountant Fees and Services........................99
         16.D - Exemptions from Listing Standards for Audit Committees.......100
         16.E - Purchases of Equity Securities by the Issuer and Affiliated
                  Purchasers ................................................100
Item 17. Financial Statements................................................101
Item 18. Financial Statements................................................101
Item 19. Exhibits............................................................101



                                      (ii)

                                     PART I

INTERNATIONAL DISCLOSURES STANDARDS

         Effective as of our consolidated financial statements for the year ended December 31, 2000, Elbit Systems Ltd. (Elbit Systems) adopted United States Generally Accepted Accounting Principles (U.S. GAAP). Unless otherwise indicated, all financial information contained in this Form 20-F is in U.S. dollars. References in this Form 20-F to the "Group" are to Elbit Systems and our subsidiaries.



ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Information not required in Annual Report on Form 20-F.


ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

         Information not required in Annual Report on Form 20-F.


ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

         The following selected consolidated financial data of Elbit Systems for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 are derived from Elbit Systems' audited consolidated financial statements of which the financial statements as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003, appear later in this Form 20-F. The audited financial statements have been prepared in accordance with U.S. GAAP.

                                                                       YEAR ENDED DECEMBER 31
                                                                       ----------------------
                                                              1999      2000          2001       2002     2003
                                                              ----     -----          ----       ----     ----
                                                                         (U.S. dollars in millions)

INCOME STATEMENT DATA:

Revenues............................................           $436        $591       $765        $827       $898

Cost of revenues....................................            320         433        554         605        674

Restructuring expenses - (inventory write-off)......             --          10         --          --         --

Gross profit........................................            116         148        211         222        224

Research and development costs, net.................             33          44         59          57         55

Marketing, selling, general and administrative
expenses, net.......................................             44          65         98         107        116

Acquired in-process research and development........             --          40         --          --         --

Restructuring costs.................................             --          12         --          --         --

Operating income (loss).............................             40         (13)        54          58         53

Finance income (expense)............................              2          --         (3)         (3)        (5)


Income (loss) before taxes on income................            $41        $(13)       $52         $54        $50

Taxes on income.....................................             10          6          11           9         11

Net income (loss)...................................            $31        $(21)       $41         $45        $46
                                                                ===        =====       ===         ===        ===

Earnings (loss) per share:

Basic net income (loss) per share...................          $1.23      $(0.65)     $1.07      $1.17       $1.18
Weighted average number of shares used in
computation (in thousands)..........................         25,128      31,572     37,975     38,489      39,061

Diluted net income (loss) per share.................          $1.16      $(0.65)     $1.04      $1.13       $1.14
Weighted average number of shares used in
computation (in thousands)..........................         26,488      31,572     39,359     39,863      40,230


                                                                                   DECEMBER 31
BALANCE SHEET DATA:                                                 1999        2000        2001       2002    2003
                                                                    ----        ----        ----       ----    ----
                                                                              (U.S. dollars in millions)

Cash, cash equivalents and short-term cash
investments...............                                          $45         $55        $42       $78       $77

Long-term deposits and loans........................                 17           4          3         4         2
Working capital.....................................                 20          74        121       206       199
Short-term debt.....................................                 12          51         47        31        15
Long-term debt......................................                  1          58         69        73        62
Shareholders' equity................................                185         341        378       411       452
Total assets........................................               $457        $827       $901    $1,000    $1,024


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

         Forward-looking statements are typically identified by the words "believe," "expect," "intend," "estimate" and similar expressions. Those statements appear in this Annual Report and include statements regarding the intent, belief or current expectation of Elbit Systems or our directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of several factors including, without limitation, the factors set forth below under the caption "Risk Factors" (we refer to these factors are as Cautionary Statements). Any forward-looking statements contained in this Annual Report speak only as of the date of this Report, and we caution potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.


RISK FACTORS

GENERAL RISKS RELATED TO OUR BUSINESS

OUR REVENUES DEPEND ON A CONTINUED LEVEL OF GOVERNMENT BUSINESS. A significant portion of our revenues come from contracts or subcontracts with domestic and foreign government agencies. A reduction in the level of the purchase of our systems, products, services and upgrade projects by these agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DOD) and governmental customers of our other major programs, would have a material adverse effect on our business. The development of our business in the future will depend on the continued willingness of the IMOD, the DOD and other governmental purchasing agencies to commit substantial resources to defense programs and, in particular, to continue to purchase our systems, products, services and upgrade projects. For risks related to the IMOD budget see below "Risks Related to Our Israeli Operations".

THE LEVEL OF OUR CONTRACTS MAY BE REDUCED DUE TO CHANGES IN GOVERNMENTAL PRIORITIES AND AUDITS. The risk that governmental purchases of our systems, products, services and upgrade projects may decline is affected by the possibility that government purchasing agencies may:

     o terminate, reduce or modify contracts or subcontracts if their requirements or budgetary constraints change;

     o cancel multi-year contracts and related orders if funds become unavailable;

     o    shift spending priorities into other areas or for other products; and

     o    adjust contract costs and fees on the basis of audits.

WE DEPEND ON GOVERNMENTAL APPROVAL OF OUR EXPORTS. Many of our exports and the receipt of technology and components from suppliers depend on receipt of export license approvals from the Israeli Government, the U.S. Government and other governments. Such licenses and approvals also are required for technological exchanges with our customers and for employment of our technical personnel abroad. There is no assurance that such approvals will be given in the future, current approvals will not be revoked or governmental export policies will remain unchanged. See below - Item 4. Information on the Company - Governmental Regulations.

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

-    our and our subcontractors inability to obtain export licenses;

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

OUR REVENUES DEPEND ON OBTAINING FOLLOW-ON BUSINESS. Follow-on orders are important because our contracts mainly are for fixed terms. These terms may be up to five years or more, particularly for contracts where the customer has options to purchase additional items. In addition, when we have supplied a system for a defense platform, we often have the potential to supply other items for that platform. If a customer is dissatisfied with our performance on a particular program or if the customer's priorities change, it could negatively affect our ability to receive follow-on business. Inability to obtain follow-on business could result in a loss of revenues if revenues from the award of new contracts do not offset the loss of follow-on business.

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

WE FACE RISKS OF CHANGES IN COSTS UNDER FIXED PRICE CONTRACTS. Most of our contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Under these contracts, we often assume the risk that increased or unexpected costs may reduce profits or generate a loss. However, long-term contracts sometimes allow for price escalations based on specific labor and material indices. The risk can be particularly significant under a fixed-price contract involving research and development for new technology. The frequent need to bid on fixed price programs before completing the necessary design may result in unexpected technological difficulties, cost overruns and potential contractual penalties. Typically, costs must be accounted for in the period they are recognized. In addition, although we have extensive experience in these types of programs, there is difficulty in forecasting long-term costs and schedules and the potential obsolescence of products or components related to long-term fixed price contracts.

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

WE SOMETIMES HAVE RISKS RELATING TO FINANCING FOR OUR PROGRAMS. A number of our major projects require us to arrange, and sometimes to provide specific guarantees in connection with, the customer's financing of the project although we are not required to provide collateral covering the full amounts financed. These include guarantees of Elbit Systems as well as guarantees provided by financial institutions relating to advance payments received from customers. See below - Item 4. Information on the Company - Financing Terms.

WE MAY EXPERIENCE PRODUCTION DELAYS OR LIABILITY IF SUPPLIERS FAIL TO MAKE TIMELY DELIVERIES. The manufacturing process for some of our products consists in large part of the assembly, integration and testing of purchased components. Although generally we can obtain materials and purchase components from a number of different suppliers, some components are available from a small number of suppliers. In a few cases we work with suppliers that are effectively sole source. If a supplier should stop delivery of such components, we would probably be able to find other sources; however, this could result in added cost and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule or other obligations we could be held liable by our customers. Therefore, we attempt to impose liability on our subcontractors on a "back-to-back" basis to our liability to our customers. However, there can be no assurance that we would be able to obtain full or partial recovery from our subcontractors for those liabilities. In addition, when we act as a subcontractor, the failure or inability of the prime contractor to perform its contract with the customer may affect our ability to obtain payments under our subcontract.

WE OPERATE IN A COMPETITIVE INDUSTRY. The defense electronics and electro-optics, platform upgrade, homeland security and commercial aircraft product markets in which we participate are highly competitive and characterized by rapid technological change. If we are unable to improve existing systems and products and develop new systems and technologies in order to meet evolving customer demands, our business could be adversely affected. In addition, our competitors could introduce new products with innovative capabilities, which could adversely affect our business. There are many competitors in our markets. We compete with many large and mid-tier defense contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are much larger than Elbit Systems and generally have greater resources. Consequently, these competitors may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs.

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

WE FACE ACQUISITION AND INTEGRATION RISKS. Over the past several years we have made a number of acquisitions and investments in companies that complement our business. See below - Item 4. Information on the Company - Recent Acquisitions and - Current Business Operations. We intend to continue to acquire businesses that complement our operations. Elbit Systems' growth may place significant demands on our management and our operational, financial and marketing resources. In connection with acquisitions and the opening of new facilities we have increased and may continue to increase the number of our employees. In addition, we have expanded and may continue to expand the scope and geographic area of our operations. We believe this growth will increase the complexity of our operations and the level of responsibility exercised by both existing and new management personnel. Failure to successfully integrate and manage our growth may have a material adverse effect on our business, financial condition, results of operations or prospects.

OUR DUE DILIGENCE IN ACQUISITIONS MAY NOT ADEQUATELY COVER ALL RISKS. There may be liabilities or risks that we fail or are unable to discover in the course of performing due diligence investigations relating to businesses we have acquired or merged with or may acquire in the future. Examples of these liabilities include employee benefits contribution obligations and non-compliance with applicable environmental requirements by prior owners for which we, as a successor owner, may be responsible. Such risks may include changes in estimated costs to complete programs and estimated future revenues. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments. Moreover, if the value of the acquired company were to decrease after the acquisition, or after follow-on investments in that company, we could face impairment issues. We try to minimize these risks by conducting due diligence as we deem appropriate under the circumstances. However, there is no assurance that we have identified, or in the case of future acquisitions, will identify, all existing or potential risks. Also, although generally we require the sellers of acquired businesses or assets to indemnify us against undisclosed liabilities, we cannot assure you that the indemnification will be enforceable, collectible or sufficient to fully offset the possible liabilities. Such liabilities could have a material adverse effect on our business, financial condition, results of operations or prospects.


RISKS RELATED TO OUR ISRAELI OPERATIONS

CONDITIONS IN ISRAEL MAY AFFECT OUR OPERATIONS. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel, despite Israel having signed peace agreements with Egypt and Jordan. Since 2000, there has been ongoing hostilities between Israel and the Palestinians, which has adversely affected the peace process and at times has negatively influenced Israel's economy as well as its relationship with several other countries. There is no assurance that the current situation with the Palestinians will improve or, if it did, that the political and economic situation in Israel would improve as a result.

POLITICAL TRADE RELATIONS COULD LIMIT OUR ABILITY TO SELL OR BUY INTERNATIONALLY. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Also, over the past two years there have been calls in Europe and elsewhere to reduce trade with Israel. To date, these measures have not had a material adverse effect on our business. However, there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

MANY OF OUR OFFICERS AND EMPLOYEES ARE OBLIGATED TO PERFORM MILITARY RESERVE DUTY IN ISRAEL. Generally, Israeli adult male citizens and permanent residents are obligated to perform annual military reserve duty up to a specified age. They also may be called to active duty at any time under emergency circumstances. Since we began operations, we have operated effectively under these requirements, including during hostilities in recent years with the Palestinians and the war in Iraq. However, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change.

ISRAEL'S ECONOMY MAY CONTINUE TO BE UNSTABLE. Over the years, Israel's economy has been subject to a number of factors that have affected its stability. These include periods of inflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the Government of Israel has intervened in different sectors of the economy. Such intervention has included employing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. Recently the Bank of Israel issued regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group, which could limit the amount available to us to borrow from such banks. The Israeli Government has periodically changed its policies in all of these areas and has recently initiated further economic reforms. These policies may make it more difficult for us to operate our business as we have in the past.

CHANGES IN THE U.S. DOLLAR - NEW ISRAELI SHEKEL (NIS) EXCHANGE RATE. The change in the exchange rate between the NIS and the U.S. dollar was a decrease of 7.6% in 2003, an increase of 7.3% in 2002 and an increase of 9.3% in 2001. For the first five months of 2004 the dollar-NIS exchange rate increased by 4.0%. While most of our sales and expenses are denominated in dollars, a portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, a change in the value of the NIS compared to the dollar could affect our research and development expenses, manufacturing labor costs and general and administrative expenses. See below - Item 5. Operating Financial Review and Prospects - Management's Review and Analysis - Impact of Inflation and Exchange Rates - Inflation and Devaluation.

REDUCTION IN ISRAELI GOVERNMENT SPENDING OR CHANGES IN PRIORITIES FOR DEFENSE PRODUCTS MAY ADVERSELY AFFECT OUR EARNINGS. The Israeli Government may reduce its expenditures for defense items or change its defense priorities in the coming years. In recent years the Israeli Government budget approval process has been extended. Also, the overall budget as well as the IMOD NIS budget, have been subject to reductions as part of an economic reform initiative. To date, our current programs have not been significantly impacted by such reductions, but there is no assurance that our programs will not be affected in the future. If there is a reduction in Israeli Government defense spending for our programs or a change in priorities to products other than ours, our revenues and earnings could be reduced.

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

ITEM 4.    INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

         MAIN ACTIVITIES

         We develop, manufacture and integrate advanced, high-performance defense electronic and electro-optic systems for customers throughout the world. Elbit Systems focuses on designing, developing, manufacturing and integrating command, control, communication, computer, intelligence, surveillance and reconnaissance (C4ISR) systems for defense and homeland security applications. We also perform upgrade programs for airborne, land and naval defense platforms, often as a prime contractor.

         Our major areas of operations include:

         o     aircraft and helicopter systems and upgrades;

         o     helmet mounted systems;

         o     unmanned air vehicle (UAV) integrated systems;

         *     tactical, security and naval systems;

         o     battlefield management and government information systems;

         o     land vehicle systems and upgrades;

         o     electro-optic and countermeasures systems and products;

         o     services; and

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

         MARKET ENVIRONMENT

         The military actions in recent years in Iraq and Afghanistan and ongoing terrorist activities have caused a shift in the defense priorities for many of our major customers. We continue to perform platform upgrades. However, more emphasis is being placed on command, control, computers, communications and intelligence (C4I) systems, as well as intelligence, surveillance and reconnaissance (ISR) systems. These include information systems, intelligence gathering, border and perimeter security, UAVs, space and satellite based defense capabilities and homeland security applications. There is also a growing demand for cost effective logistic support and training services. We believe our existing systems, products and capabilities place us in a position to meet emerging customer requirements in many of these areas. We also believe that some types of upgrade programs and electronic and electro-optic systems, particularly those that emphasize C4ISR, will continue to be a significant portion of defense budgets in many countries.

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

         We operate as a multi-domestic organization in order to meet the needs of our customers around the world. The Group's structure enables us to benefit from the synergy of our overall capabilities while at the same time focus on local requirements.

         COMPANY HISTORY

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

         We have many decades of operational experience. Elbit Systems was formed in 1996 as part of the Elbit Ltd. corporate demerger, which spun-off Elbit Ltd.'s defense related assets and business to Elbit Systems. From its founding in 1966 until the demerger, Elbit Ltd. was involved, among other operations, in a wide range of defense related airborne, ground, naval and C4I programs throughout the world, and Elbit Systems continues these activities. Also, El-Op has more than 60 years of experience in the electro-optics area. Except as otherwise stated, the following description assumes that we have owned and operated El-Op and the defense related business of Elbit Ltd. during the periods described.

         TRADING SYMBOLS AND ADDRESS

         Elbit Systems' shares are traded on the Nasdaq National Market (Nasdaq) under the symbol "ESLT" and on the Tel-Aviv Stock Exchange (TASE).

         Our main offices are in the Advanced Technology Center, Haifa 31053, Israel, and our main telephone number at that address is (972-4) 8315315.

MAJOR ACTIVITIES

         AIRCRAFT AND HELICOPTER PROGRAMS AND SYSTEMS. We supply advanced airborne electronic and electro-optic systems and products to leading aircraft manufacturers and end users. Such airborne systems and products include weapons guidance and fire control systems, mission computers, cockpit management systems, display systems, head-up displays, digital maps, night vision systems, forward-looking infra-red (FLIR) systems, laser range finders and designators, airborne C4I systems, cockpit instruments, stabilized line-of-sight payloads, aerial reconnaissance systems, store management systems, digital video recording systems, mission planning and mission debriefing systems, simulators and virtual training aids. Elbit Systems also is a prime contractor for aircraft and helicopter upgrade programs. We act as the upgrade integrator, and supply systems and products, for airborne platforms including:

         o fixed wing aircraft such as the F-4, F-5, F-15, F-16, F-18, F-35, T-38, T-45, MiG-21, SU-25, SU-30, C-130, A-4, A-19, Mirage, AL-X,
               AM-X, IAR-99, AT-63 Pampa, Beechcraft, Gulfstream-550, MD-10, MD-11, Airbus A300 and A310; and

         o helicopters such as the CH-47, CH-53, Cobra, Puma, Super Puma, OH-58 Kiowa Warrior, AH-64 Apache, H-60 Black Hawk, S-70 Blackhawk, MI8, MI-17, MI-24, Linx, EC225 and EC725 and the V-22 Osprey tilt rotorcraft.

         HELMET MOUNTED SYSTEMS. We design and supply advanced helmet mounted systems for fighter aircraft and helicopter pilots and land applications. These include tracking and display systems for target designation, weapon and sensor slaving and processing and display of tactical information for pilots, both for day and night flying. Our helmet mounted systems are supplied as part of Elbit Systems' upgrade programs as well as on a stand-alone basis.

         UAV INTEGRATED SYSTEMS. We design and supply integrated UAV systems and mini-UAV systems. We design and manufacture a variety of UAV platforms, including the Hermes family of UAVs. We also design and supply C4I ground stations systems for UAVs.

         TACTICAL, SECURITY AND NAVAL SYSTEMs. We design, manufacture and integrate a range of tactical and security systems and products for airborne, naval and homeland security applications. These include laser and infrared seeker kits for guided munitions, naval combat management systems, shipboard combat system integration, naval electro-optic observation systems, naval tactical trainers, submarine electronic support management systems, shipboard decoy countermeasure launching systems, satellite communication systems, maritime and coastal control systems, facility perimeter security products, electronic fences and electro-optic warning systems for defense, police, border and coast guards and homeland security uses.

         BATTLEFIELD MANAGEMENT AND GOVERNMENT INFORMATION SYSTEMS. We design, manufacture and integrate C4I systems for ground forces and battlefield management applications. These include artillery command and control systems, day-night observation systems, C4I battlefield management systems for headquarters command and for low-echelon armored formations, tactical communications systems and tactical ground reconnaissance systems. We also design and manufacture governmental information technology systems and integrated intelligence gathering systems for border control, crime prevention and other governmental applications.

         LAND VEHICLE PROGRAMS AND SYSTEMS. We upgrade and modernize tanks and other combat vehicles both as a prime contractor and as a systems supplier to leading platform manufacturers. Our land vehicle systems include fire control systems, electric gun, turret drive and stabilization systems, command and control systems, FLIRs, gunner's and commander's sights, lasers, laser warning systems, displays, life support systems and hydraulic systems for tanks, personnel carriers and other combat vehicles. We also supply training systems for tanks and fighting vehicles. Land vehicle programs containing our systems and products include the Merkava, M1 Abrams, Centurion, M-60, T-55, T-72, Bradley A-3, MLRS, HIMARS, AMX-30, SK-105, MK-109, ULAN and LAV.

         ELECTRO-OPTIC AND COUNTERMEASURES SYSTEMS. Through El-Op, our wholly-owned subsidiary, we design and manufacture a full range of electro-optics sensors and systems for space, air, land and sea applications. The range of electro-optics products includes space cameras and specialized sensors, airborne reconnaissance and observation systems, FLIRs for land, naval and airborne applications, laser range finders and laser designators based on diode pumped technology used in manned and unmanned airborne vehicles and land and naval platforms. Our electro-optic solutions are used for detection, identification and intelligence gathering as well as for land vehicle upgrades. El-Op's ISR related business activities - space cameras, airborne reconnaissance and observation & surveillance - share a broad infrastructure of technologies that provide image intelligence, long range observation solutions for space, air, sea and land based sources. In the space area, El-Op also maintains in-house Israel's national space electro-optics infrastructure and is currently a principal subcontractor for the Israeli Ofek satellites. In addition, El-Op supplies dedicated satellite payloads for space research and advanced multi-spectral and high resolution pan-chromatic cameras for commercial satellites.

         SERVICES. We provide a wide range of logistic support, training, simulation, maintenance and repair services for our customers around the world. This includes cutting edge simulators for air, land and naval platforms; "power by the hour" flight training under private finance initiatives; and establishing and operating maintenance and repair centers.

         TECHNOLOGY SPIN-OFFS. We are engaged in spin-offs of our defense technologies to commercial applications. Our spin-off activities to date are in the areas of medical equipment, optical communications, commercial satellites and satellite communication for commercial aircraft.


REVENUES

         The table below shows Elbit Systems' consolidated revenues for groups of major areas of operations for the years ended December 31, 2001, 2002 and 2003:

                                                                           2001        2002         2003
                                                                           ----        ----         ----

Airborne Systems:                                                           $334         $373         $374
Land Vehicle Systems:                                                        126          136          200
C4ISR Systems:                                                               106          123          134
Electro-Optic Systems:                                                       163          148          140
Other (mainly non-defense engineering and production):                        36           48           50
                                                                            ----         ----         ----
Total:                                                                      $765         $828         $898
                                                                            ====         ====         ====


SYSTEMS AND PRODUCTS

         The following is a brief description of our main systems and products:

         AIRCRAFT AND HELICOPTER SYSTEMS
         -------------------------------

         COCKPIT MANAGEMENT SYSTEMS - for reduced pilot workload while operating complex weapons platforms.

         AIRBORNE COMPUTERS - for mission management performance.

         WEAPON DELIVERY AND NAVIGATION SYSTEMS - for controlling weapon delivery and navigation.

         DISPLAY SYSTEMS - for processing and displaying tactical information, including head-up and multi-functional displays.

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

         LAND HELMET MOUNTED SYSTEMS - for use on land platforms and individual soldier applications.

         COCKPIT MAPPING SYSTEMS - advanced adaptive technologies for line of sight alignment in a cockpit.


         UAV INTEGRATED SYSTEMS
         ----------------------

         UAV SYSTEMS -comprehensive systems, including the air vehicle, payloads, data link, ground control system and ground support equipment.

         HERMES 1500 - medium altitude long endurance UAV system designed for Corps and Command level support missions and for maritime patrol.

         HERMES 450 - tactical long endurance UAV system designed for Division level support missions.

         HERMES 180 - tactical short range UAV system designed for Brigade level support missions.

         SKYLARK - man-packed close range UAV system for Company and Battalion level support missions.


         TACTICAL,  SECURITY AND NAVAL  SYSTEMS
         --------------------------------------

         WEAPON GUIDANCE SYSTEMS - laser and infrared kits for guiding precision weapons launched from aircraft.

         NAVAL COMBAT MANAGEMENT SYSTEMS (CMS) - command and control, data links, sensors and effector control systems for naval ships including integrated tactical information and operation of weapon systems.

         NAVAL COMBAT SYSTEMS INTEGRATION - integration of weapons and sensors for naval platforms.

         STABILIZED ELECTRO-OPTICAL PAYLOADS - for naval observation and electro-optical line of sight fire control systems.

         COMPUTERIZED NAVAL SIMULATORS - for tactical training of naval officers at shore-based locations.

         SUBMARINE ELECTRONIC WARFARE SYSTEMS - electronic support measurements
         (ESM) for threat identification and electro-magnetic analysis.

         SHIPBOARD DECOY COUNTERMEASURE LAUNCHING SYSTEMS - sophisticated countermeasures deployment of chaff and flair against missile threats.

         SATELLITE COMMUNICATION SYSTEMS- VSAT communication systems with high band rate data and voice transfer for land and naval forces.

         HOMELAND SECURITY SYSTEMS - for border and coastal control, facility security, data base management, security data mining, aviation security applications, energy infrastructure security and electronic and electro-optical perimeter and access control.


         BATTLEFIELD MANAGEMENT AND GOVERNMENT INFORMATION SYSTEMS
         ---------------------------------------------------------

         ARTILLERY C4I SYSTEMS - for command, control and communication among artillery units.

         BATTLEFIELD MANAGEMENT SYSTEMS - comprehensive solutions comprising advanced electro-optical sensors, multi functional displays, command and control software, information and dissemination systems and advanced mission computers, for enabling coordination between fighting vehicles, that provide situational awareness to peace-keeping operations and maneuvering forces, including combat vehicles, engineering corps and logistic support personnel.

         HEADQUARTERS MANAGEMENT SYSTEMS -C4I systems for tactical headquarters at level of Battalion to Corps level.

         TACTICAL GROUND RECONNAISSANCE SYSTEMS - for border control and ground reconnaissance operations.

         TACTICAL DATA COMMUNICATION SYSTEMS - for information exchange for ground applications, using data radios, modems, protocols, message handling systems, voice over IP and tactical internet.

         BORDER, PERIMETER AND FACILITY SECURITY SYSTEMS - for use by armed forces, police, border patrols, coast guards and security personnel to monitor by innovative means border crossing points, airports, seaports, military bases, high risk installations and other sensitive areas.

         INFORMATION TECHNOLOGY AND INTEGRATED INTELLIGENCE GATHERING SYSTEMS - for crime prevention, anti-money laundering and other governmental applications.

         LAND VEHICLE SYSTEMS
         --------------------

         FIRE CONTROL SYSTEMS - for target identification, acquisition and engagement, incorporating thermal imaging, laser range finders, day TV, digital ballistic computers and sensors using day and night vision systems and displays.

         ELECTRIC GUN AND TURRET DRIVE SYSTEMS - for controlling electrically driven turrets and guns, using advanced brushless technology and digital/software based servo systems.

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

         COMMANDER PANORAMIC SIGHTS - for 360(o) independent panoramic target location and identification and gun-turret direction, using day and night vision systems.

         LASER WARNING SYSTEMS - for identifying and pinpointing the angular direction of laser sources generated by laser range finders and laser guided and laser beamrider missiles.

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

         ELECTRO-OPTIC AND COUNTERMEASURES SYSTEMS
         -----------------------------------------

         FLIR SYSTEMS - for thermal imaging observation without need for natural or artificial light for air, land and sea platforms, including hand-carried portable solutions.

         LASER RANGE-FINDERS AND DESIGNATORS - for range finding and designation of targets for air, land and naval platforms based on flash lamp and solid state diode pumped technologies, including eye-safe systems.

         PAYLOADS - for observation, target acquisition, target engagement training and fire control using stabilized line-of-sight systems, incorporating laser range finders or designators and thermal and TV cameras.

         COUNTERMEASURES SYSTEMS - for airborne, land and naval applications.

         AERIAL RECONNAISSANCE SYSTEMS - for long-range and day/night information collection from high, medium and low altitude in penetrating and stand-off missions using digital photography, transmission, processing and display systems.

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

         El-Op designs, engineers, manufactures and supports a wide range of advanced electro-optic airborne, land, naval and space systems and products described elsewhere in this Form 20-F. See below "Current Business Operations - Aircraft and Helicopter Systems - Aircraft Head-Up Displays, Aircraft Electro-Optic Systems, Aerial Reconnaissance Systems and Electro-Optics Products for Helicopters; Land Vehicle Systems - Merkava and Thermal Imaging Systems; Tactical, Security and Naval Systems - Naval Programs; and Electro-Optical and Countermeasures Systems".

         EFW

         We conduct most of our business in the United States through our wholly-owned subsidiary, EFW Inc. (EFW) and EFW's subsidiaries. EFW is incorporated in Delaware and based in Fort Worth, Texas. In 1993, EFW acquired most of the assets of General Dynamics Corporation's (General Dynamics) Electronics Manufacturing Center in Fort Worth, which mainly manufactured and supplied electronic components for F-16 aircraft. Over the last decade EFW has expanded its activities to a number of additional areas involving tactical aircraft, helicopters, land vehicles, UAVs and smart munitions. These include programs for the V-22 Osprey tilt rotorcraft, the Bradley A-3 fighting vehicle, the Multiple Launch Rocket System, the AH-64 Apache helicopter, the UH-60 Blackhawk helicopter, the OH-58D Kiowa Warrior helicopter, the A-10 aircraft, the F/A-18 aircraft, the C-130 transport aircraft as well as additional systems for the F-16. EFW is involved in a number of joint projects with Elbit Systems and with other U.S. defense companies.

         As described below, EFW and Rockwell Collins Inc. each own 50% of Vision Systems International LLC, which is engaged in the area of helmet mounted systems for fighter aircraft.

         EFW has expanded significantly through mergers and acquisitions. These include acquisition of a wholly-owned subsidiary in Merrimack, New Hampshire, as part of the Merger with El-Op in 2000. The New Hampshire operations are engaged mainly in developing and manufacturing cockpit instruments and enhanced vision systems for civil and military aircraft and observation and targeting systems for land vehicles and aircraft. The New Hampshire operations also are involved in manufacturing medical instrumentation.

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

         In 1999, EFW acquired International Enterprises, Inc. (IEI), a wholly-owned subsidiary located in Talladega, Alabama, that provides repair, maintenance and logistics support for a number of military electronic systems and components installed on aircraft, helicopters and ground support equipment for the U.S. military and other customers worldwide. IEI serves as EFW's focal point for after-market support capability.

         Major customers of EFW and its subsidiaries include Lockheed Martin Corporation (Lockheed Martin), the Boeing Company (Boeing), the U.S. Army, U.S. Navy, U.S. Air Force, U.S. Marine Corps, the IMOD, United Defense, Gulfstream Aircraft Corporation, Federal Express, Honeywell International Inc., Oto Melara S.p.A., CMI - Cockerill Mechanical Industries S.A. and Bayer Pharmaceutical Company. Recent contract awards include development of displays for F/A-18 E/F aircraft, design of an electronic unit for the helmet mounted system and design of a new mission computer for the AH-64 Apache helicopter, development and supply of smart displays for the UH-60 Q/L Blackhawk helicopter, development and supply of Enhanced Vision Systems and head-up displays for Federal Express wide body aircraft, multi-year supply of commercial data entry electronic units, commercial central interface units, color multi-function displays and digital video recorders for the F-16, development and supply of multi-function displays for the C-130, and supply of displays for the A-10. See below "Current Business Operations - Aircraft and Helicopter Systems - Helmet Mounted Systems and - Land Vehicle Systems".

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

         VSI is the prime contractor to Boeing and Lockheed Martin for the design and manufacture of the Joint Helmet Mounted Cueing System (JHMCS) for the U.S. Air Force and U.S. Navy F-15, F-16 and F/A-18 aircraft. VSI also has contracts to supply helmet mounted systems for fighter aircraft to the Israel Air Force (IAF), the Danish Air Force and other customers. In May 2003, VSI was selected to develop a dual-seater version of the JHMCS and in January 2004 was authorized to begin full scale JHMCS production. In addition, in October 2003, Lockheed Martin selected VSI as its team member to develop the helmet mounted system for the U.S. F-35 Joint Strike Fighter (JSF). See below "Current Business Operations - Helmet Mounted Systems".

         CYCLONE. Cyclone Aviation Products Ltd. (Cyclone) is a wholly-owned Israeli subsidiary of Elbit Systems. Located near Karmiel, Israel, Cyclone designs and produces composite and metal structural parts for civil and military aircraft. Cyclone also performs maintenance, integration of systems and upgrades for aircraft and helicopters. Both directly and through its Snunit subsidiary, Cyclone works with Elbit Systems in supplying flight training services for fixed wing aircraft and helicopters of the IAF. Cyclone's customers include the IMOD, the U.S. Air Force, Boeing, Lockheed Martin, Vought Aircraft Industries Inc., Bell Helicopters Textron Inc., Sikorsky Aircraft Company (Sikorsky), Israel Aircraft Industries Ltd. (IAI) and other aircraft manufacturers and end users around the world. See below "Current Business Operations - Aircraft and Helicopter Systems - Civil Aviation and - Logistics Support Services".

         SILVER ARROW. Silver Arrow LP (Silver Arrow), is an Israeli limited partnership owned by Elbit Systems together with a wholly-owned holding company subsidiary of Elbit Systems. It is part of Elbit Systems' UAV business, which is located both in Rishon Le-Zion and Haifa, Israel. Silver Arrow develops and manufactures UAVs. Silver Arrow jointly developed with the IMOD the Hermes 1500, a medium altitude endurance UAV, and is developing the Hermes 180 proposed for the UK Watchkeeper program. Silver Arrow also developed and is manufacturing the Hermes 450 for the Israel Defense Forces (IDF). In addition, Silver Arrow performs joint projects with Elbit Systems. UAV Engines Ltd., a wholly-owned British subsidiary of Silver Arrow, manufactures engines for UAVs and other applications. See below "Current Business Operations - UAV Integrated Systems".

         ORTEK . Ortek Ltd. (Ortek) is a wholly-owned Israeli subsidiary of Elbit Systems. Located in Sderot, Israel, Ortek operates mainly in the field of security and surveillance systems and tactical products including night vision instruments based on starlight amplification. It develops and manufactures electro-optical systems for day and night use, counter-terrorism systems and other homeland security systems including for border, perimeter and access control. See below "Current Business Operations - Tactical, Security and Naval Systems and - Battlefield Management and Government Information Systems".

         KINETICS. Kinetics Ltd. (Kinetics), based in Airport City, Israel, is owned 51% by Elbit Systems. The balance is owned by founding employees and private investors in Israel and the United States. Some of these other shareholders have a "put" option that, if exercised, would require Elbit Systems to acquire their shares in Kinetics at a specified price. Kinetics develops technologies, systems and products in the field of advanced life support and environmental controls, such as climate control systems and nuclear, biological and chemical protection systems for combat vehicles. Also, Kinetics develops and manufactures other products for land vehicles, such as hydraulic, fuel, braking and suspension systems, an auxiliary power unit for land vehicle power pack systems and hydraulic systems for aircraft. Kinetics sells its products to the IDF, the U.S. Army and other customers. Kinetics wholly-owns Real-Time Laboratories, LLC. a company based in Boca Raton, Florida, engaged in the U.S. market in similar activities to those of Kinetics. See below "Current Business Operations - Land Vehicle Systems - Environmental Control and Hydraulic Systems".

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

         OPGAL. Opgal - Optronics Industries Ltd. (Opgal) is an Israeli investee company owned 50.1% by Elbit Systems and 49.9% by a subsidiary of Rafael. Located in Karmiel, Israel, Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. Its developments include an enhanced vision sensor designed to assist in landing aircraft under limited visibility and harsh weather conditions. Opgal also designs thermal imaging cameras and FLIR systems for applications, such as surveillance, industrial, medical and fire fighting. It also produces OEM FLIR cameras for defense applications. See below "Current Business Operations - Aircraft and Helicopter Systems - Civil Aviation and - Electro-Optical and Countermeasures Systems.


         OTHERS. We have several other smaller subsidiaries and investee companies in Israel and other countries.


RECENT ACQUISITIONS


         During the past year we have expanded our capabilities through several acquisitions.

         In June 2003, El-Op acquired Optronics Instruments & Products N.V. (O.I.P.) based in Oudenaarde, Belgium. O.I.P. was purchased from Delft Instruments, N.V. of the Netherlands for approximately $1.8 million. O.I.P. develops, manufactures and supports electro-optical products, mainly for the defense and space markets. O.I.P. has established long-term relationships with customers in Belgium, other European countries and international customers.

         In July 2003, Elbit Systems acquired approximately 55% of the shares of AD&D Aero Design and Development Ltd. (AD&D) for approximately $1.4 million. AD&D is an Israeli company involved in the development of unmanned vehicles (airborne, land and marine) and other advanced technologies.

         In October 2003, Elbit Systems purchased approximately 8% of the common shares of AeroAstro, Inc. (AeroAstro) in consideration of $1 million. AeroAstro, located in Ashburn, Virginia, is an established small satellite technology company, involved in advanced micro and nanospacecraft applications. AeroAstro manufacturers low-cost satellite systems and components used in its own spacecraft and for spacecraft development in and outside the U.S.

         In December 2003, Cyclone signed an agreement relating to the purchase of the business activities of the Aircraft Systems Division (the Aircraft Division) of Israel Military Industries Ltd. (IMI), located in Tirat HaCarmel, Israel. The Aircraft Division manufactures weapons, pylons and external fuel tanks for fighter aircraft. The acquisition is subject to conclusion of arrangements with the employees' representatives and the Israel Finance Ministry and receipt of approvals required by law.

CURRENT BUSINESS OPERATIONS

         The contract amount for programs described below is provided only where the amount is considered to be material to Elbit Systems. The areas of operation described below often operate in an interrelated manner.


         AIRCRAFT AND HELICOPTER SYSTEMS

         NATURE OF OUR AIRBORNE SYSTEMS AND UPGRADES

         Fighter and transport aircraft and helicopters require advanced electronic and electro-optic systems to perform their complex missions accurately, reliably and efficiently. Our airborne systems are used in upgrading and modernizing fighter aircraft and helicopters, extending the useful life of a fleet and provide a cost-effective alternative to replacing existing equipment. Our systems are also installed as original equipment in new aircraft.

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

         Aircraft and helicopter upgrade programs are a part of Elbit Systems' business strategy. We have implemented this strategy over the past several years in major upgrade programs for existing aircraft and helicopters.

         AIRCRAFT AVIONICS SYSTEMS AND UPGRADE PROGRAMS

         In March 2004, EFW was selected by Boeing to develop displays for F/A-18 E/F aircraft over a two-year period.

         In 2002, Elbit Systems was awarded contracts by the Brazilian Government and by a subsidiary of the Brazilian aircraft company Embraer - Empresa Brasileira de Aeronautica S.A. (Embraer) for the production and logistic support phases of the AL-X Super Tucano aircraft program for the Brazilian Air Force. The contracts are valued at more than $80 million and are being performed over a period of approximately four years. Under the contracts Elbit Systems supplies avionics systems, equipment and logistic support for 76 AL-X light attack and trainer aircraft being manufactured by Embraer for the Brazilian Air Force. This followed completion by Elbit Systems of a development contract for the AL-X. We began delivering production aircraft in January 2004. The avionics system for the AL-X includes an advanced mission computer, liquid crystal displays, head-up display and a navigation system. In addition, Elbit Systems is supplying simulators, planning mission stations and debriefing stations. Maintenance and logistic support to the Brazilian Air Force are provided mainly through Elbit Systems' Brazilian subsidiary Aeroeletronica - Industria de Componentes Avionicos S.A. (AEL), located in Porto Alegre, Brazil. Program funding is provided in part through a financing arrangement between the Brazilian Government and commercial banks. The contracts call for "buy-back" to be performed over a multi-year period. See below "Buy Back".

         In 2001, Elbit Systems began work under contracts for the Brazilian F-5 Aircraft Modernization Program. The program calls for the upgrade of 46 F-5 aircraft for the Brazilian Air Force. Elbit Systems contracts for the program are with Embraer and the Brazilian Government, with a total value of approximately $230 million to be performed over a six-year period. The contract with Embraer provides for an avionics upgrade, which includes an electronic warfare (EW) suite, mission computers, radar, displays and other avionics products. Prototype flight testing began in January 2004 and delivery of production aircraft is scheduled during 2005. The contract with the Brazilian Government covers a logistic support program including establishment of an in-country maintenance center based at AEL. Program funding is provided through a financing arrangement between the Brazilian Government and commercial banks. We obtained an insurance policy from the Israeli Foreign Trade Risk Insurance Company (IFTRIC) covering up to 90% of our financial exposure under the program, subject to the policy's terms. The program also includes buy-back provisions.

         During 2003, we completed work and received the remaining payments under the contract for the upgrade of MiG-21 aircraft for the Romanian Air Force. The total contract value amounted to approximately $385 million. The upgraded aircraft have flown more than 30,000 flights. The contract contains buy-back provisions. We recently entered into an annual follow-on logistic support contract.

         In 2001, Elbit Systems began work on a contract with the Romanian aircraft company Craiova, S.A. to supply the avionics systems for four IAR-99 training aircraft of the Romanian Air Force. The aircraft were delivered to the Romanian Air Force in 2003, and we received a follow-on logistic support contract that we expect to complete during 2004.

         In 2001, Elbit Systems signed a contract with Lockheed Martin Aircraft Argentina S.A. for the avionics upgrade of 24 AT-63 Pampa aircraft for the Argentinean Air Force. In 2002, completion of the contract was delayed due to the economic situation in Argentina. Based on an understanding reached in 2004 between Lockheed Martin and the Argentinean Government to resume the program, Elbit Systems anticipates resuming work during 2004, with deliveries to be completed by 2007.

         In 2001, Elbit Systems and TAM, the Georgian aircraft manufacturer, conducted the maiden flight of an upgraded SU-25 "Scorpion" aircraft. The upgraded aircraft contains new avionics systems developed by Elbit Systems. In December 2003, Elbit Systems was awarded a contract to deliver to Georgia avionics for upgraded SU-25 Scorpion aircraft, with delivery scheduled for 2005.

         In 2003, Elbit Systems completed a contract in the amount of approximately $66 million for the avionics upgrade of F-5 aircraft of the Royal Thai Air Force.

         F-16 PROGRAMS

         For more than two decades, we have supplied numerous customers with systems and electronic components for F-16 aircraft. We have supplied systems for the IAF's entire F-16 fleet. In addition, we have received a number of contracts from the U.S. Government, Lockheed Martin, the prime contractor of the F-16, and others, to supply electronic and electro-optic systems for F-16 aircraft used by the U.S. Air Force and other air forces.

         In recent years, Elbit Systems, EFW, El-Op and Cyclone have received a number of orders to supply additional systems and equipment, as well as to repair equipment, for F-16 aircraft of the IAF and other Lockheed Martin customers. We are supplying a wide range of items to Lockheed Martin for the new IAF F-16 aircraft (F-16I). These items include mission computers, helmet mounted systems, head-up displays, display systems, stores management systems, structural assemblies and other equipment.

         In recent years, EFW was awarded F-16 related contracts to develop and supply the commercial central interface unit, color multi-function display systems (CMFDS) and a digital video recorder. EFW also is supplying advanced air to ground, air to air and emergency jettison remote interface units to Lockheed Martin for an F-16 customer and supplies commercial data entry electronic units (CDEEU) for the F-16. In February 2004, EFW was awarded a contract by the U.S. Air Force to provide more than 1,200 CDEEUs in support of the CCIP program for pre-Block 40 F-16 aircraft. The contract will be performed over a three-year period.

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

         As of December 31, 2003, our overall F-16 related systems and components backlog, which extends through 2007, totaled approximately $175 million.

         AIRCRAFT HEAD-UP DISPLAYS. El-Op supplies its head-up displays for fixed-wing fighter and trainer aircraft such as the F-4, F-5, F-16, T-38, MiG-21, SU-30, A-4, AL-X. AM-X and MD-11.

         AIRCRAFT ELECTRO-OPTIC SYSTEMS. El-Op supplies laser designators for a range of airborne platforms. In 2003, El-Op completed deliveries under a contract to supply laser designators for the U.S. Navy's F-18 aircraft. El-Op also has supplied laser designators for other airborne applications such as the laser designator for the U.S. Apache and Kiowa Warrior helicopters and for Rafael's "Litening" pod.

         AERIAL RECONNAISSANCE SYSTEMS. El-Op supplies airborne reconnaissance systems for a range of fighter aircraft including the F-16. In 2000, El-Op was awarded a contract to supply advanced airborne reconnaissance systems for the Turkish Air Force's RF-4E aircraft. The program is expected to be completed during 2004.

         HELICOPTER UPGRADE PROGRAMS

         In April 2004, EFW was selected by Boeing to design a new mission computer for the Apache AH-64 helicopter. The contract is to be performed over a two-year period.

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

         In 2002 and 2003, Elbit Systems was awarded follow-on orders by Sikorsky to provide the weapons management system for the upgrade of Black Hawk helicopters. This followed award of the original contract from Sikorsky in 2001. We completed deliveries of these systems during 2002 and anticipate completing logistic support orders during 2004.

         In 2002, Elbit Systems completed a $118 million contract for the Romanian Air Force's Puma IAR 330 helicopter upgrade program. The program included development and production of avionics systems and conversion of utility helicopters to attack helicopter capability. An immaterial amount remains to be paid through 2004. The contract contains buy-back provisions.

         V-22 DIGITAL MAP AND DISPLAY SYSTEMS. We supply both digital maps and multi-function display systems for the U.S. Armed Forces' V-22 Osprey tilt rotor aircraft (V-22). Our digital map provides pilots with real-time high resolution digital topographical images and other information pilots need to perform their missions. We developed and supplied the digital map system for the V-22 under a contract of EFW with Boeing. In 1998, Boeing awarded EFW a contract for the V-22 Active Matrix Liquid Crystal Multi-function Display Upgrade Program. The program calls for delivery of display subsystems for 246 V-22 aircraft, for a total value of approximately $40 million over seven years. EFW is also under contract from Boeing to produce a series of interface units for the V-22. In 2002, EFW was awarded orders by Boeing to redesign the V-22's display electronic unit and digital map. These orders are to be completed in 2004.

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

         ELECTRO-OPTIC PRODUCTS FOR HELICOPTERS. El-Op supplies several products for heliborne applications. These include laser range-finders and target designators including those based on solid state diode pumped laser technology. In 2002, El-Op was awarded a contract to develop and supply its Laser Obstacle Ranging & Display Systems (LORD) for IAF helicopters. Performance of the contract is through 2005. El-Op is developing a laser designator for an upgrade of the OH-58D Kiowa Warrior surveillance helicopter. El-Op also supplies the laser-spot tracker integrated with the fire-control system, as well as display monitors, for the AH-64 Apache helicopter. EFW's New Hampshire operations supplies the upgraded FLIR enhanced night targeting system for the U.S. Marines' AH-IW Super Cobra helicopters. In addition, El-Op's laser designator is a central component in that night targeting system. El-Op completed a contract for the development of a laser designator for the RAH-66 Comanche combat helicopter before the U.S. Army's announcement in 2003 of its decision to terminate the Comanche program. Therefore, El-Op's contract for the Comanche program was not negatively effected. El-Op also supplies electro-optic payloads for a variety of helicopters.

         CIVIL AVIATION

         EFW's New Hampshire operations design and manufacture a range of altimeters, pressure monitors, other cockpit indicators and avionics test equipment for commercial as well as military aircraft. In 2001, the U.S. Federal Aviation Administration (FAA) certified the installation of the Enhanced Vision System (EVS) on General Dynamics' Gulfstream-550 business jet. The EVS is designed and produced by EFW's New Hampshire operations and utilizes an advanced FLIR system developed together with Opgal. EVS projects an image on the pilot's head-up display, providing FLIR picture overlaying the outside view in a conformal manner. It is designed to improve flight safety and situational awareness and allows the pilot to detect lights and ground features such as runways, aircraft and buildings at night and in low visibility conditions. EVS is installed as a baseline system on Gulfstream-550 aircraft and is an option on Gulfstream-500 aircraft. In May 2003, EVS also was installed and became operational on the Gulfstream-400.

         In October 2003, EVS was selected for installation on FedEx Express' Boeing MD-10, MD-11 and Airbus A300 and A310 aircraft fleet. The contract calls for certification by 2006 and installations on aircraft beginning in 2007. In December 2003, EFW's New Hampshire operations entered into a contract with Honeywell International Inc. to develop and supply, together with El-Op, head-up display overhead projection units for the FedEx Express fleet. The contract calls for deliveries through 2012. In addition, the New Hampshire operations and El-Op are currently working on a cost sharing contract with the Maryland Advanced Design Laboratory awarded in 2002 to develop a low cost solution for head-up displays for the General Aviation market. The project is being performed for the U.S. National Air and Space Agency (NASA) and is scheduled to be completed during 2005.

         Cyclone manufactures structural parts for several types of commercial aircraft.

         FLIGHT TRAINING SERVICES

         We provide aircraft flight training systems and services. In June 2004, Cyclone was awarded a ten-year contract from the IMOD for the operation and maintenance of the helicopters of the IAF Flight School. Under the contract, which will be executed by providing flight hours on a "power by the hour" basis, Cyclone will provide full maintenance services to the IAF Bell 206 and Cobra AH-1A helicopters. The contract is valued at approximately $40 million.

         In 2002, Snunit Aviation Services Ltd., an Israeli company established by Elbit Systems and Cyclone, was awarded a contract for the supply and operation of the new light trainer aircraft for the IAF. The contract for operation of the aircraft is for ten years and is based on an operational concept known as Private Finance Initiative (PFI), adopted for the first time by the IAF. Under the PFI concept, we purchase, own, maintain and operate the aircraft and make them available to the IAF, who is charged according to flight hours. Full scale operation of the training beginning in 2003.

         SIMULATORS

         In January 2004, we were awarded a contract from the IMOD to maintain the IAF Blackhawk and CH-53 helicopter simulators for a five-year period. In November 2003, we received a contract to upgrade the IAF's F-16 Block 15 simulator, with performance over a two-year period. The contract also calls for us to provide 10 years of maintenance for the simulator.

         In November 2003, Elbit Systems was awarded a contract by the U.S. State Department to supply full mission/full motion simulators for Mi-24 and Mi-8 helicopters for the Uzbekistan Air Force over a two-year period. The contract is part of the U.S. Government's "Operation Enduring Freedom".

         We are supplying simulators for the AL-X and F-5 programs for the Brazilian Air Force. Simultec S.A., our wholly-owned Romanian subsidiary, manufactures training systems and flight simulators for the Romanian Ministry of Defense. See above "Aircraft Avionics Systems and Upgrade Programs". In 2002, Elbit Systems was awarded a contract by Havelsan S.A., the Turkish defense contractor, to supply simulator sub-systems that were delivered in 2003 for the Turkish Air Force's F4-E trainer aircraft.

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

         Cyclone performs various levels of maintenance services for a number of types of military and commercial aircraft and helicopters. Its facilities near Karmiel, Israel include hangars and a runway. In 2003, Cyclone also obtained a license to use another runway and facilities in Israel for aircraft maintenance for the IAF. At IEI in Alabama and at EFW's facilities in Georgia, we repair and maintain electronic systems and components for aircraft, helicopters and ground support equipment for U.S. and other customers. IEI also assists customers in establishing the appropriate level of maintenance and repair close to the user to improve operational readiness. At AEL in Porto Alegre, Brazil, we are implementing a logistic support center for our aircraft modernization programs for the Brazilian Air Force.


         HELMET MOUNTED SYSTEMS

         FIGHTER AIRCRAFT HELMET MOUNTED SYSTEMS

         Elbit Systems' pilot helmet mounted systems are in operation with a number of customers throughout the world. For over 15 years we have been designing and manufacturing Display and Sight Helmet (DASH) systems. DASH allows the pilot to target the weapons systems by looking at the target and also displays flight information on the helmet's visor. The DASH system has been purchased by the IAF and other customers. In 2000, we were awarded a contract by Lockheed Martin to supply the DASH IV helmet mounted cueing system for the IAF's F-16I aircraft. Boeing previously awarded EFW a contract to supply the DASH as the helmet mounted display system for the IAF's F-15I aircraft.

         Since 2000, VSI has received several contracts from Boeing and Lockheed Martin to supply production quantities of the Joint Helmet Mounted Cueing System (JHMCS) and associated development and integration efforts. The JHMCS was developed under contracts awarded by Boeing and Lockheed Martin to VSI. It is used in United States Air Force and Navy F-15, F-16 and F/A-18 fighter aircraft. The JHMCS provides visual information to the pilot and other crew members, based on the position and orientation of the operator's head. The JHMCS has been successfully flown in all three aircraft types. In April 2003, VSI was awarded an approximately $60 million contract from Boeing to deliver an additional 300 JHMCS' over an 18-month period and in January 2004 was authorized to start full rate production. Also, in May 2003, VSI was awarded a contract by Boeing to develop a dual-seater version of the JHMCS for delivery in 2004.

         In October 2003, VSI was awarded an approximately $85 million contract by Lockheed Martin to develop the helmet mounted system for the U.S. F-35 Joint Strike Fighter (JSF) Program. The majority of the development effort is scheduled to be completed in 2006 with continuing support activities through 2012. The JSF helmet mounted system is expected to contain the most advanced helmet mounted display ever designed and will be used as the aircraft's primary flight and weapon delivery system.

         VSI also performs helmet mounted display programs for other customers. In 2000, VSI was awarded a contract by the Danish Government to supply the helmet mounted systems for Lockheed Martin's F-16 Mid-Life Upgrade (MLU) Program for the Danish Air Force. The Government of Norway ordered the same system in 2002. Other MLU countries may also use the same system.

         HELICOPTER HELMET MOUNTED SYSTEMS

         Elbit Systems' Night Vision Goggles Head-Up Display (NVG/HUD) system allows helicopter pilots continuous head-up operation, which greatly improves night-flying safety. The NVG/HUD is operational in the IAF, having been integrated into various assault and attack helicopters. Over the past ten years Elbit Systems and EFW have supplied more than 4,000 NVG/HUD systems for a variety of U.S. Army programs. In recent years, we also received contracts to supply NVG/HUD systems for customers and end users in Korea, Australia, Canada, the U.K. and other countries. In 2002, EFW was selected to supply NVG/HUDs for the Agusta 129 helicopter over a five-year period. Also, in 2002, EFW was selected by the U.S. Army as the prime contractor to supply the NVG/HUD to the U.S. Army over a five-year period.

         In 2000, EFW acquired Honeywell's display and orientation products business, which mainly includes supply of the Integrated Helmet Display and Sighting System (IHADSS) for the U.S. Army and other users of Apache helicopters and for the Italian-made Agusta 129 helicopter. In 2002, Boeing awarded EFW a contract to upgrade the AH-64 Apache IHADSS system with new electronics to achieve increased image resolution to accommodate longer range thermal imaging systems being developed for the AH-64. This contract is to be completed in 2004. In March 2004, EFW received a follow-on order to complete qualification and transition the new system to full rate production.

         UAV INTEGRATED SYSTEMS

         OVERVIEW OF UAV BUSINESS. Recent advances in technology have resulted in an increased use of UAVs for many military applications, particularly in the area of ISR. The ongoing military actions in Afghanistan and Iraq use UAVs extensively. As part of our business strategy to enter into this expanding market, in the early 1990's we acquired an interest in Silver Arrow, which develops and manufactures UAVs and conducts joint programs with Elbit Systems.

         UAV SYSTEMS

         Silver Arrow develops and manufactures several types of UAV platforms for the IDF and other customers. These include the Hermes family of UAVs, including the Hermes 1500, the Hermes 450 and the Hermes 180.

         The Hermes 1500 is a medium altitude long endurance UAV for maritime patrol and other types of support missions. The Hermes 450 supplies real time intelligence data to ground forces. The Hermes 180 is a tactical short range UAV designed for brigade-level intelligence, surveillance, target acquisition and reconnaissance missions.

         We also are involved in smaller UAVs, such as the Skylark and the Seagull. The Skylark is a man-packed UAV for close range, over the hill surveillance and reconnaissance. The Seagull is a foldable and canister deployable tactical close range UAV.

         Elbit Systems also develops and supplies ground control stations for the operation of UAVs, including advanced systems based on C4I technology. In addition, we supply to the IDF the latest generation of surveillance UAVs, based on the Hermes 450. Silver Arrow's U.K. subsidiary, UEL Engines Ltd., produces engines for UAVs.

         UAV PROGRAMS

         In February 2004, the IMOD selected Elbit Systems to supply Skylark mini-UAVs for operational evaluation by the IDF ground forces. The initial contract is to be completed during 2004. Recently, we issued several international proposals for Skylark, and an order for operational evaluation of a Skylark system has been received from an European country.

         In July 2003, EFW was awarded a contract with SENTEL Corporation to operate Elbit Systems' Hermes-450 UAV system at Fallon Naval Air Station in Nevada. The contract is in support of the DOD's Joint UAV test and evaluation exercise and is anticipated to be completed in 2004.

         In February 2003, a team consisting of Elbit Systems/Silver Arrow and Thales Sensors Ltd. (as prime contractor) was one of two teams selected by the United Kingdom Ministry of Defense to conduct the System Integration Assurance Phase (SIAP) of the Assessment Study of the Watchkeeper Tactical UAV program. The SIAP ended in March 2004, following which the team submitted a detailed proposal for the Demonstration, Manufacture and Initial Support Phase (DMIS). The Watchkeeper is a tactical UAV system that will provide real-time battlefield intelligence and fire support to British Army unit commanders.

         In October 2003, Elbit Systems signed a cooperation agreement with ADI Limited of Australia to bid for the Australian Department of Defense's JP129 tactical UAV program.

         Elbit Systems received contracts from the Israeli Government to act as the prime contractor under a program to develop and supply integrated defense electronic systems. We completed the first phase of this program in 2002. During 2002 and 2003, we received additional orders. As of December 31, 2003, we had a backlog for the program of approximately $87 million, to be performed mainly through 2006.

         TACTICAL, SECURITY AND NAVAL SYSTEMS

         PRECISION GUIDANCE SYSTEMS

         In the area of guided munitions, we developed and are supplying our "Whizzard" family of precision guided systems. The Whizzard family includes the "OPHER" and "Lizard" systems. OPHER is a thermal-imaging, autonomous precision guidance system. The Lizard system provides munitions guidance towards laser designated targets.

         In March 2003, under an order received by EFW from Northrop Grumman Corporation (NG), our semi-active laser seeker was successfully tested with NG's brilliant anti-armor (BAT) munitions - Viper Strike. Orders for additional units were received in 2003. These munitions are used in connection with the Hunter UAV.

         In 2002, Elbit Systems received a contract to supply Lizard systems to the Venezuelan Air Force over a two-year period. In 2001, Elbit Systems received a contract from the Italian Ministry of Defense to supply Lizard systems over a three-year period. Deliveries under these two contracts are completed. We have supplied OPHER systems to customers such as the IDF, the Italian Air Force and the Romanian Air Force and are currently supplying Lizard systems to several customers.

         HOMELAND SECURITY SYSTEMS

         We are involved in the homeland security market that includes airports, coastal authorities and other sensitive facilities . These efforts are a natural extension of our expertise gained in the development of our C4I and battlefield management systems, UAVs and electro-optic systems. National and local governments are allocating greater resources in this area in light of increasing terrorist threats around the world. This has led to increased opportunities for systems and products that meet the growing demand for perimeter and homeland security solutions.

         Elbit Systems, El-Op and Ortek develop and supply detection sensors and other products for facility security, border and coastal control, perimeter protection and combating terrorist activity. Products in this area include thermal imaging detection systems, remote controlled surveillance systems and smart perimeter protection systems. Customers in this field include the Israeli Police, the IMOD and several international defense forces and security organizations. In 2002, we enhanced our capabilities in this area by acquiring the balance of Ortek's shares, giving us a 100% ownership interest.

         In 2002, Elbit Systems was awarded a contract by the IMOD to supply an electronic warning systems "smart" fence. Elbit Systems is executing the program through Ortek. The first phase of the project includes construction of an electronic perimeter system and warning system spanning 25 kilometers, with potential for expansion.

         We also are supplying a border control registration system and an anti-money laundering system to the Israeli Government. See below - "Battlefield Management and Government Information Systems - Governmental Information Technology and Intelligence Gathering Systems".

         El-Op currently is applying its defense based technologies to develop a Multi-Spectral Infrared Countermeasure System (MUSIC) for commercial aircraft applications in preventing terrorism. MUSIC enables identification of shoulder-launched missiles resulting in a break of the missile lock on the target. In June 2004, we announced the Government of Israel's selection of an El-Op - Rafael team to deliver an advanced protection suite against shoulder launched missiles for Israel's civil aircraft fleet as the long-term solution for Israel's civil aviation protection plan. The combined system is based on Rafael's "Britening"TM suite and El-Op's MUSIC system.

         NAVAL SYSTEMS

         Over the past two decades, we have worked with the Israeli Navy to develop high capability naval command and control systems for surface ship applications. These systems are currently being used by the Israeli Navy and several other navies throughout the world.

         For more than ten years, we have been the prime contractor for the C4I system for the Israeli Navy SAAR 5 corvette class missile boat. We also developed and supply the anti-missile decoy countermeasure launching system for the SAAR 5 program.

         In 2003, Elbit Systems completed work under a contract with Ingalls Shipbuilding of Pascagoula, Mississippi, as part of Ingalls upgrade of Venezuelan Navy LUPO frigates. Under the contract Elbit Systems was responsible for the overall integration of the ship combat management systems, sensors and EW systems, and we supplied the hardware and software of the command and control system.

         We develop advanced naval training simulators. Our simulators address the need to improve training due to the high cost of activating naval forces. Our naval training systems provide realistic simulations of combat conditions at sea. They are used in on-shore facilities for training in naval tactical command decision procedures, anti-submarine warfare and electronic warfare. Our training systems are currently used by the Israeli Navy and several other navies. In 2003, Elbit Systems supplied the fourth generation of our tactical trainer system to the Israeli Navy.

         El-Op supplies electro-optic products for naval applications to several customers. In January 2003, El-Op was awarded a contract by the IMOD to upgrade electro-optics observation and surveillance systems for the Israeli Navy through 2004, and further orders are anticipated in 2004. El-Op also supplies electro-optic shipboard payloads to several navy and maritime forces for both observation and fire control applications.

         Elbit Systems has developed and supplied several naval electronic intelligence systems. The systems are designed to detect and recognize threats under a wide range of conditions and to initiate automatic countermeasures to protect ships against enemy missiles. Our systems equip the Israeli Navy Dolphin class submarines and are installed on board submarines of several navies worldwide. In 2001, Elbit Systems was awarded a contract by the German shipyard Howaldtswerke Deutsche Werft to supply our Timmex II EW system for submarines. In 2002, the contract was increased to include an additional system, and we delivered the first system in 2003. The contract is to be performed over a four-year period.

         EFW's New Hampshire operations supplies navigation systems for the Israel Navy's Nirit patrol boats.


         BATTLEFIELD MANAGEMENT AND GOVERNMENT INFORMATION SYSTEMS

         NATURE OF OUR BATTLEFIELD MANAGEMENT AND GOVERNMENT INFORMATION SYSTEMS. We design our C4I and battlefield systems to manage the growing amount of data supplied by information systems and sensors in defense, border control, crime prevention and other government intelligence gathering applications. This is an area of growing importance in light of increased priority for communications among defense forces and the growing need of many governments for anti-terrorism measures, such as ISR, access control and integrated intelligence gathering. Our C4I battlefield and information systems process and interpret data received from the different sources and present it in an user-friendly format. We integrate advanced software tools with general and special purpose hardware into full C4I battlefield and information technology systems.

         GROUND FORCES AND BATTLEFIELD MANAGEMENT SYSTEMS

         Our ground C4I and battlefield management systems are supplied through turn-key projects for tactical command and control. We provide solutions from the level of individual fighting vehicles, mortars and artillery to the divisional and headquarters command level. Our systems are based on hardware and software building blocks, including tactical computers, modems, communication controllers, data radios, military WLAN radios and digital map systems among others. We also provide products for facilitating operations in the battlefield based on commercial off-the-shelf technology (COTS).

         In December 2003, Elbit Systems was awarded a contract by the Royal Netherlands Army (RLNA) to supply battle management system equipment for the RLNA ground forces. The equipment includes enhanced tactical computers integrated with tactical communication devices and data communication software. The contract will be performed over a one-year period.

         The IDF selected Elbit Systems to develop and deliver Enhanced Tactical Computers (ETCs), which serve as the hardware building blocks for the IDF's ground command and control systems. These building blocks are based on high performance military computers, "ruggedization" of COTS circuit boards for application in harsh military environments, as well as specialized displays and communication controllers for higher echelon levels. The ETCs are equipped with several types of communication interfaces and powerful display features. We also develop, manufacture and supply ETCs to a number of customers worldwide.

         In 2002, Elbit Systems was selected by the IMOD to act as the prime contractor for the IDF's Ground Forces Digitalization program. Under the program, the existing command, control and communications systems of the IDF's ground forces will be integrated, combining additional systems and applications. The purpose of the program is to enable coordination between forces at different command levels, provide situational awareness to maneuvering forces and improve overall operational capabilities, including survivability and accuracy. In 2002, Elbit Systems received an initial order from the IMOD to perform a system requirements review for the program. The IMOD and Elbit Systems are currently in the process of negotiating a detailed contract for the overall program. If the detailed contract is implemented, the program, which is to be performed over a multi-year period, is expected to be material to Elbit Systems, both because of its scope and its contribution to our technology base.

         In 2002, Elbit Systems was awarded a contract by the IMOD to serve as prime contractor for the IDF's Battle Management Systems for Battalion Combat Teams program. The program includes the development, supply and support of advanced electro-optical sensors, multi-functional displays, command and control software, information and dissemination systems and advanced mission computers. The program will enable coordination among the IDF's main battlefield tanks, armored fighting vehicles and infantry fighting vehicles. It will provide situational awareness to maneuvering forces and improve the overall operational capabilities of fighting units. The first phase of the program, including initial deployment, is being performed over a two-year period.

         In 2000, ESL Advanced Information Technology GmbH (AIT), Elbit Systems' wholly-owned Austrian subsidiary, received a contract to supply artillery command and control systems for the Austrian Army. We anticipate completing deliveries under the contract in 2004.

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

         GOVERNMENTAL INFORMATION TECHNOLOGY AND INTELLIGENCE GATHERING SYSTEMS

         We acquired the assets of the Government Systems Division of Elron Telesoft (formerly part of the NCC Group) in 2002. These activities include computerized communication systems, information technology and image intelligence processing for defense and other governmental applications in Israel and abroad. Over the last two years we have received orders from the Israeli Government for these types of applications.

         In May 2003, Elbit Systems was awarded a contract for the development and support of an information processing system for the Israeli Money-Laundering Prohibition Authority (IMPA). The project is to be performed over a two-year period. The project will provide IMPA with an information technology system that includes a database and a collection center for relevant data from financial institutions such as banks, insurance companies and customs authorities. The project includes the management of an official data base containing the currency transactions and suspicious activities reports submitted to IMPA by the Israeli financial community, as well as reports of enrichment from governmental law enforcement and information resources and from corresponding governmental financial intelligence units in other countries.

         In 2001, Elbit Systems was awarded a contract by the Israeli Government for the development and supply of the National Border Control Registration System (BCRS). BCRS is a computerized system for registration and control of all of Israel's border crossing points. The system, which will be deployed at all Israeli airports, sea ports and land entry points, supports border inspection processes and helps control the passage of vehicles and goods. The contract is expected to be completed during 2004.


         LAND VEHICLE SYSTEMS

         NATURE OF OUR LAND VEHICLE SYSTEMS

         Our land vehicle systems capabilities combine Elbit Systems' electronic tank systems experience with El-Op's electro-optics expertise. The combined land vehicles business offers capabilities ranging from complete tank modernization programs with full logistics support, to situational awareness and battle management systems, advanced day and night fire control systems incorporating eye-safe lasers and advanced FLIRs, electrical turret drive and stabilization systems to life support and hydraulic systems.

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

         El-Op is a long time developer and producer of electro-optic systems for combat vehicles in Israel and abroad. These systems include eye safe laser range finders, second generation thermal imaging systems, gunners sights with or without line-of-sight stabilization, commander panoramic sights, computers and sensors. We supply our integrated battle management systems as part of our modern fire control systems sold to the IDF and to other customers around the world. We also furnish combat vehicle logistic support services to the IDF.

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

         During the last two years, we were awarded several orders for the development and supply of electronic and optical systems and electrical drive systems for the Merkava. In January 2004, Elbit Systems was awarded orders by the IMOD to supply electronic and electro-optical systems for the Merkava MK-4. The orders will be performed over a two to three-year period. El-Op is the prime contractor to the IMOD for all Merkava tank fire control systems. In 2002, El-Op was awarded a contract to upgrade the firing computer of the IDF's Merkava and M-60 tanks. Kinetics also supplies several systems, including the life support system, for Merkava programs. As of December 31, 2003, we had a total of $129 million in our backlog relating to Merkava orders, to be supplied through 2006.

         TURKISH M-60 MODERNIZATION PROGRAM. In March 2004, the definitive agreement for Elbit Systems' portion of the Turkish Army M60A1 Tank Modernization Program became effective. The contract, in the amount of approximately $183 million, was signed with the IMOD, with deliveries to be completed over a four-year period. The contract is for the supply of electronic and electro-optical fire control systems, electrical gun and turret drive systems and support equipment for the Program. Elbit Systems' contract is being performed within the framework of the agreement for the Program between Israel Military Industries Ltd. and the Turkish Ministry of Defense. The contract contains buy-back obligations. See below "Buy-Back".

         MULTIPLE LAUNCH ROCKET SYSTEM (MLRS) AND HIGH MOBILITY ARTILLERY ROCKET SYSTEM (HIMARS). EFW is a subcontractor to Lockheed Martin for the U.S. Army MLRS M270A1 upgrade program. EFW supplies the fire control system that includes an on-board computer processor, a 14-inch color flat panel display, a mass storage device and a keyboard. Following EFW's completion of development, in 2002 and 2003 Lockheed Martin awarded EFW production and retrofit contracts. EFW currently has more than 330 systems under contract to be performed through 2004. The equipment developed for MLRS is also directly compatible with the HIMARS to be used by the U.S. Army and U.S. Marine Corps.

         BRADLEY A-3 PROGRAM. EFW is a subcontractor for the U.S. Army Bradley A-3 fighting vehicle modernization program. EFW was awarded contracts by United Defense, the prime contractor for the program, to develop and supply the turret and hull processors, the gunners' and commanders' hand stations, the position interface box and the map operational software. EFW completed the development contracts and was awarded multi-year production contracts by United Defense for those systems. These contracts are to be performed through 2004.

         ARMORED FIGHTING VEHICLE PROGRAM. In 1999, a Western European prime contractor awarded contracts to Elbit Systems to supply advanced fire control systems for armored fighting vehicles. The amount of the contracts is approximately $43 million, to be performed over a five-year period.

         THERMAL IMAGING SYSTEMS. El-Op has sold more than 700 thermal imaging systems for the Leopard 2/A5 commander sight to customers including the armed forces of Germany, the Netherlands, Sweden and Denmark and more than 2,000 thermal imaging systems to other customers for different types of tanks.

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

         ROBOTIC GROUND VEHICLES

         Elbit Systems and El-Op are involved in the development of robotic ground vehicles for defense and homeland security applications. In March 2004, Elbit Systems teamed with SciAutonics LLC to compete in the U.S. Defense Advanced Research Projects Agency (DARPA) Grand Challenge in which the team finished second out of numerous competitors.

         ELECTRO-OPTICAL AND COUNTERMEASURES SYSTEMS

         ELECTRO-OPTICS

         El-Op has more than 60 years of experience in the field of electro-optics and designs and manufactures electro-optic systems and products for defense, space, homeland security and commercial applications worldwide. This includes expertise in thermal imaging, laser systems, optronic stabilized payloads, head-up displays, space and airborne reconnaissance systems and electro-optic countermeasures. These systems are supplied for spaceborne, airborne, land and naval applications as described above. In addition, El-Op develops and supplies payload based observation and fire control systems for naval and airborne platforms, including day and night vision and laser range finders and designators.

         SCD also develops and manufactures infrared detectors and laser diodes for electro-optical applications. Opgal develops electro-optics "engines" that combine detectors with proprietary electronics for commercial and homeland security applications.

         During 2003, El-Op received orders, exceeding $100 million in the aggregate, from customers worldwide for hand held, surveillance and homeland security and armored vehicles applications of thermal imaging products and systems.

         SPACE

         El-Op is actively expanding space applications for its technology and products. El-Op has developed a variety of cameras for the Ofek Satellite, including the Ofek-5 launched in 2002, and for other initiatives of the Israel Space Agency. In 2000, EROS A1, a commercial reconnaissance satellite, began transmitting images taken by an advanced digital camera developed and manufactured by El-Op. EROS A1 was launched by ImageSat International N.V. in which El-Op owns a minority interest. See below "Technology Spin-Offs". El-Op previously won an international solicitation for the development of an advanced electro-optic multi-spectral space camera for the Korean Space Agency.

         In October 2003, Elbit Systems acquired a minority interest in AeroAstro, Inc., a U.S. company engaged in development of advanced micro and nano space systems and components, focusing on remote sensors and optical systems. (See above "Recent Acquisitions"). In May 2004, El-Op signed a cooperation agreement with OHB-System A.G. of Germany relating to space-related activities.

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

         Starling - In 2001, Rafael and Elbit Systems established a joint venture known as "Starling" Advanced Communications. In October 2003, the joint venture was incorporated in Israel under the name Starling Advanced Communications Ltd. (Starling). Starling combines the expertise of both parties to develop products in the area of internet communications through satellite transmissions and broad band information transfer for commercial aircraft. Rafael contributes expertise in the area of aerial antennas, and Elbit Systems contributes expertise in the area of satellite communications and broad band information transfer for aircraft. Rafael assigned its interest in Starling to RDC Rafael Development Corporation Ltd. (RDC), an Israeli company jointly owned by Rafael and Elron Electronic Industries Ltd.

         ImageSat - El-Op has an approximately 14% equity interest (10% on a fully diluted basis) in ImageSat International N.V. (ImageSat). Other shareholders include IAI and private equity groups. ImageSat is involved in the operation of satellites for commercial and other applications and providing satellite imagery. ImageSat's EROS A1 satellite contains an advanced digital camera produced by El-Op.

         RedC - El-Op owns an approximately 36.5% equity interest in RedC Optical Networks Inc. (RedC). The other major shareholder is MRV Communications Inc. Through its wholly-owned Israeli subsidiary, RedC designs, develops and produces optical amplifiers for dense wave-length multiplexing (DWDM) optical networks for telecommunication vendors.

         CyOptics - Our 50%-owned partnership SCD owns an approximately 17% equity interest in CyOptics Inc. (CyOptics). Through its wholly-owned Israeli subsidiary, CyOptics is involved in the development of wave-length domain multiplexing components for optical communications.



PROPERTY, PLANT AND EQUIPMENT

         Our executive offices and main research and development facilities are located on approximately 774,000 square feet of property in the Advanced Technology Center in Haifa, Israel, including the newly constructed building described below. We own approximately 375,000 square feet of our main facilities in Haifa. The remainder of our facilities in Haifa is leased. We also have ownership and long-term leasehold rights in a facility of approximately 65,000 square feet near our headquarters building in Haifa. Our main manufacturing operations are located in a facility of approximately 169,000 square feet in Karmiel, Israel that is leased from Elbit Ltd. See below - Item 7. Major Shareholders and Related Party Transactions - Transactions with Elron and Affiliated Companies. We also lease approximately 41,000 square feet in Petach Tikva, Israel.

         In May 2004, we completed construction and began using a new building that houses our offices and operations and that is connected to our current headquarters building in Haifa. The new building covers approximately 357,500 square feet of building space, including underground parking facilities. We own half of the building and lease the other half from Matam - Advanced Technology Center Ltd. (Matam). The new facility will consolidate most of our operations currently spread throughout numerous buildings, most of which are leased, in the Advanced Technology Center in Haifa. Total costs to Elbit Systems for the land and construction of the new building are approximately $20 million.

         El-Op owns approximately 421,000 square feet of property and leases approximately 12,000 square feet of its facilities in Rehovot, Israel, in addition to the new facility described below. These facilities contain El-Op's headquarters, offices, development facilities and manufacturing operations. In

June 2003, El-Op completed construction and began using a new 188,000 square foot facility adjacent to its existing main building in Rehovot. The new building consolidates El-Op's main premises. Total building costs to El-Op for the new facility were approximately $15 million.

         EFW owns approximately 25 acres of property in Fort Worth, Texas. That property includes a 155,000 square foot facility containing EFW's offices and manufacturing operations. EFW's New Hampshire subsidiary owns properties in Merrimack, New Hampshire covering a total of approximately 71 acres. This includes buildings containing offices and manufacturing operations of approximately 410,000 square feet. The New Hampshire operations are currently in negotiations to sell approximately 44 unbuilt acres on the Merrimack property. In June 2003, the New Hampshire operations sold a facility in Nashua, New Hampshire, of approximately 50,000 square feet, in consideration for approximately $2 million. IEI owns property covering approximately 38 acres in Talladega, Alabama, on which are located offices and manufacturing facilities of approximately 64,000 square feet. The operation in Warner Robins, Georgia occupies approximately 13,000 square feet of leased facilities.

         Cyclone owns approximately 1,406,100 square feet of property near Karmiel, Israel. This includes approximately 210,000 square feet on which its offices, manufacturing, maintenance and hangar facilities are located. Kinetics owns office, laboratory and manufacturing facilities in Airport City, Israel, covering approximately 32,000 square feet. Silver Arrow leases facilities in Rishon Le-Zion, Israel, covering approximately 26,000 square feet. Ortek owns approximately 109,000 square feet of property in Sderot, Israel, which includes approximately 16,000 square feet of offices and manufacturing facilities.

         AEL owns approximately 282,000 square feet of property in Porto Alegre, Brazil, including offices and buildings covering approximately 23,000 square feet.

         Over the last two years the average annual investment in our facilities, other than the new building projects in Haifa and Rehovot, amounted to approximately $38 million, most of which was used to purchase machinery and equipment. We believe that our current facilities are adequate for our operations as now conducted.

ORGANIZATIONAL STRUCTURE


         Our beneficial ownership interest in, and place of incorporation of, our major subsidiaries and investees is set forth below. Our equity and voting interests in these entities are identical.

      --------------------------------------------------------------------------------------------------------------
                                                        Elbit Systems Ltd.
      --------------------------------------------------------------------------------------------------------------
            |            |               |            |             |               |             |              |
            |            |               |            |             |               |             |              |
            |            |               |            |             |               |             |              |
       -----------    ----------    ----------    ----------     ---------      ---------     ---------      ---------
       EFW            El-Op         Cyclone       Ortek          Silver         Kinetics      SCD            Opgal
       (Delaware)     (Israel)      (Israel)      (Israel)       Arrow          (Israel)      (Israel)       (Israel)
          100%          100%          100%          100%         (Israel)         51%           50%           50.1%
                                                                   100%
       -----------    ----------    ----------    ----------     ---------      ---------     ---------      ---------
            |
       ------------
           VSI
       (California)
           50%
       ------------

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

         ISRAELI EXPORT REGULATIONS. Israel's defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli Government policy. A permit is required for an export and must be obtained to initiate a sales proposal. We also must receive a specific export license for any hardware eventually exported. In 2003, approximately 50% of our revenue was derived from exports subject to Israeli export regulations.

         U.S. AND OTHER EXPORT REGULATIONS. EFW's export of defense products, military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. Government. Such approvals are typically in the form of an export license or a technical assistance agreement
(TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli entities are also required to obtain such licenses and TAAs. This applies to data required by our Israeli entities to perform work for U.S. programs. Licenses are also required for Israeli nationals assigned to work at our U.S. affiliated companies. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. The U.S. Government may deny the export license or TAA if it determines that a transaction is counter to U.S. policy or national security. Other governments' export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers' governments. Recently, some European governments have indicated the possibility of limiting defense exports to Israel.

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


         Elbit Systems is required to make or facilitate local purchases or goods and services only if the local suppliers can meet the commercial and technical competitive terms of the specific procurement. Thus, the local industry must be able to meet the price of other international suppliers for the procurement in question as well as to meet the required delivery schedule and technical and quality specifications. Typically, if the local supplier is unable to meet such conditions following the award of a purchase order, the buy-back credit is nonetheless granted. To date, we have not encountered significant difficulties in identifying qualified local suppliers and placing purchase orders.


         We typically have the right to apply multiplier factors in calculating the amount of buy-back credit recognized, and certain types of investments and transactions receive buy-back credit of up to several times the value of the specific transaction. Therefore, even if the buy-back provisions apply in an aggregate amount of up to 100% of the price of the contract with our customer, the actual effective buy-back obligation amount typically is significantly less due to the application of the multiplier factors.


         Although failure to meet a best efforts buy-back obligation may limit our ability to be awarded future business from the applicable customer, in most cases buy-back is not linked to delivery payments or subject to specific or material contractual monetary penalties. The buy-back activities are a normal part of doing business in the defense industry with these customers. Over the number of years that we have been performing buy-back activities, we have not experienced significant difficulties in meeting our buy-back obligations, and therefore these buy-back activities are not believed to represent a material financial risk to our operations. Elbit Systems' maximum aggregate buy-back undertakings as of December 31, 2003 were approximately $630 million, to be fulfilled over a period of up to 11 years.




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

         ADVANCE PAYMENT GUARANTEES. In some cases where we receive advances prior to incurring contract costs or making deliveries, the customer may require guarantees against advances paid. These guarantees are issued either by financial institutions or by us. We have received substantial advances from customers under some of our contracts. If a contract is canceled for default and there has been an advance or progress payment, we may be required to return payments to the customer as provided in the specific guarantee. As part of the guarantees we provide to receive progress payments or advance payments, some of our customers require us to transfer to them title in inventory acquired with such payments. In addition, we receive payments for some of our projects in currencies other than U.S. dollars. In such cases, we sometimes elect to adopt measures to reduce the risk of exchange rate fluctuations. As of December 31, 2003, the balance of customer advances that were covered by guarantees amounted to approximately $183 million.

         PERFORMANCE GUARANTEES. A number of projects require us to provide performance guarantees in an amount equal to a percentage of the contract price. Some of our contracts contain clauses that impose penalties or reduce the amount payable to us if there is a delay or failure in completion of a phase of work, including in some cases during the warranty period. We provide these types of guarantees in the normal course of our business. As of December 31, 2003, the balance of performance guarantees for Group companies amounted to approximately $206 million.

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

         AUDIT REGULATIONS. The IMOD audits our books and records relating to its contracts with us. Our books and records and other aspects of projects related to U.S. defense contracts are subject to audit by the U.S. Defense Contract Audit Agency. Such audits review compliance with applicable government contracting cost accounting and other applicable standards. If discrepancies were found this could result in a downward adjustment of the applicable contract's price. Some other customers obtain similar rights under specific contract provisions.


INTELLECTUAL PROPERTY

         PATENTS, TRADEMARKS AND TRADE SECRETS. We hold more than 230 patents in Israel, the United States and other countries relating to approximately 90 different inventions. El-Op alone holds approximately 130 patents on some 55 different products or applications. Our technology spin-off companies often rely in part on our patented technology. In a few cases we hold trademarks relating to specific products. A significant part of our intellectual property assets relates to unique applications of advanced software-based technologies, development process and production technologies. These applications are often not easily patentable, but are considered as our trade secrets and proprietary information. We take a number of measures to guard our intellectual property against infringement as well as to avoid infringement of other parties' intellectual property.

         GOVERNMENT RIGHTS IN DATA. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli Government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 30% of our revenues in 2003 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli Government funds research and development, it usually acquires rights to data and title to inventions. We often may retain a non-exclusive license for such inventions. The Israeli Government usually is entitled to receive royalties on export sales to the extent that such sales result from government financed development. However, if only the end product is purchased, we normally retain the principal rights to the technology. Sales of our products to the U.S. Government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

         LICENSING. In the relatively few cases where we manufacture under license, the licensor typically is entitled to royalties or other types of compensation. However, EFW's acquisition in 2000 of the display and orientation product business of Honeywell included an exclusive, royalty free license to use the applicable technology for defense applications. See above "Principal Subsidiaries - EFW". Occasionally, we license parts of our intellectual property to customers as part of the requirements of a particular contract. We also sometimes license technology to other companies for specific purposes or markets. Our technology spin-offs typically receive licenses to use relevant parts of our intellectual property for their designated business purposes. See above "Technology Spin-Offs - MediGuide and - Starling".

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

         In addition to the R&D funded by our customers, we invest in our own research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2001, 2002 and 2003:

                                                            2001          2002        2003
                                                            ----          ----        ----
                                                                (U.S. dollars in millions)

Total Investment                                           $67.9         $62.6         $65.5
Less Government of Israel Participation*                     9.1           5.6          10.6
                                                           -----         -----         -----
Net Investment                                             $58.8         $57.0         $54.9
                                                           =====         =====         =====
------------

*See above - "Government Rights in Data" and see below - "Conditions in Israel - Chief Scientist Funding"


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

         Elbit Systems uses a project management method based on Theory of Constraints (TOC) in all development projects. Using advanced software, work plans are continuously updated and are available to all integrated product team members. This method makes management more efficient and improves our ability to meet schedule demands of complex projects. Another TOC methodology is used successfully to manage the manufacturing floor in Karmiel. We also use methods such as Keizen and Lean.

         Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology and management tools, assists us in ensuring high quality and on time implementation of projects.

         Representatives of our customers generally test our products before acceptance. Branches of the IDF and other customers have authorized us to accept our products on their behalf. In addition, Elbit Systems is certified for Software Compatibility Maturity Model (CMM) Level 3 by the U.S. Software Engineering Institute (SEI), indicating a high level of software maturity and software development capability. Elbit Systems is certified for ISO-9001:2000 including ISO-90003 for software and ISO-14001 and AS9100. El-Op is certified for ISO-9001:2000, ISO-14001 and OSHAS 18001. Cyclone and Silver Arrow are certified for ISO-9001:2000. All the above are certified by the National Standard Institution of Israel (SU).

         EFW is certified for ISO-9001:2000 and AS9100. Its New Hampshire operations are certified for ISO 9001:2000 and AS91000. They are certified by the American Standard Institute. IEI is certified to ISO 9001:2000 and AS9100 by NFS International Strategic Registrars. The quality system of IEI also complies with NATO AQAP requirements.


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

         We market our systems and products either as a prime contractor or as a subcontractor to various governments and defense contractors worldwide. In Israel, we sell our military systems and products mainly to the IMOD, which procures all equipment for the IDF. Our marketing and technical support personnel for sales in Israel operate out of our headquarters in Haifa, El-Op's facilities in Rehovot, our offices in Tel-Aviv and the facilities of our other Israeli subsidiaries. We are assisted in marketing our systems, products and services in other parts of the world through subsidiaries, joint ventures, consultants and representatives.

         In the U.S., EFW leads our marketing activities, both from Fort Worth and from offices in the Washington, D.C. area. The New Hampshire operations and IEI also market their products and services. EFW operates under an SSA that allows it and its subsidiaries to work on certain classified U.S. Government programs. See above "Principal Subsidiaries - EFW".

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

         The following table provides Elbit Systems' net revenues by geographic regions, expressed as a percentage of total revenues for the periods indicated:

                                             Year Ended December 31
                                             ----------------------
                                         2001         2002          2003
                                         ----         ----          ----
         Israel                           30%           27%          29%
         United States                    27%           32%          37%
         Europe                           23%           18%          12%
         Others                           20%           23%          22%



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


MAJOR CUSTOMERS

         Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customer during the last three years was the IMOD, who accounted for 20% of our revenues in 2001, 18% in 2002 and 21% in 2003.


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

         Under the terms currently applying to OCS funding, companies receiving funding must pay the Israeli Government a royalty of usually 2% to 5% of the sales of products developed from a project funded by the OCS. These payments start with the beginning of sales of such products and typically end when 100% of the dollar value of the grant is repaid. For grants provided starting in 1999, the recipient must also pay interest payments to the OCS on the amount of the grant. The annual interest payment rate is LIBOR. The terms of Israeli Government participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the Government participates.

         In 2002, El-Op reached agreement with the OCS to join an OCS initiative applicable to large, research and development intensive Israeli companies. This initiative allows participating companies to receive OCS funding for generic research and development without the need for payment of future royalties. However, as a condition to joining the initiative, companies are required to reach agreement with the OCS on an unconditional prepayment for existing OCS funded programs in exchange for a release by the OCS from all obligations. Under El-Op's agreement with the OCS, El-Op is paying $10.6 million over a five-year period beginning in 2002 in exchange for a release of El-Op's obligations to pay further royalties.

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

         We believe our most critical accounting policy relates to revenue recognition based on SOP 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts," which is relevant to most of our revenues.

         Under SOP 81-1, we adopted the "percentage of completion" accounting method. Under this method, we recognize revenues and profits on long-term fixed price contracts generally based on the ratio of costs incurred to estimates of costs to be incurred for the total contract. Under this approach, we compare estimated costs to complete an entire contract to total revenues for the term of the contract to arrive at an estimated gross margin percentage for each contract. The updated estimated gross margin percentage is applied, and the current period gross profit is the difference between the cumulative earned gross profit and the gross profit reported for the prior period.

         Management reviews these estimates periodically, and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change becomes known. If increases in projected costs to complete are sufficient to create a loss in completing the contract, the entire estimated loss is charged to operations in the period the loss first becomes known.

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

         IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED ASSETS

         Consistent with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized and is tested at least annually for impairment. According to SFAS 142, an impairment loss will be recognized when the carrying value of the goodwill is not recoverable and exceeds its fair value.

         The methods commonly used to value a subsidiary company are the Income, Market and Cost approaches. Our subsidiaries' fair market value was estimated using two valuation methodologies: the Income Approach and the Market Approach.

         As of December 31, 2003, our goodwill amounted to $32.6 million. We tested our goodwill as of December 31, 2003 and concluded that no assessment of impairment loss was necessary.

         Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate long-lived assets for impairment and assess their recoverability based upon anticipated future cash flows. As of December 31, 2003, our long-lived assets amounted to $296.7 million, including $67.4 million in intangible assets, and we concluded that no impairment loss was necessary.

         Should future impairment tests we make indicate impairment in the value of our goodwill or long-lived assets, this may have a material effect on our financial results in the period in which the impairment is determined.

         NEW ACCOUNTING STANDARDS

         In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address implementation issues that arose. FIN 46 provides a new framework for identifying Variable Interest Entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in the activities of the company's financial statements. The provisions of FIN 46 were adopted as of March 31, 2004. Based on our review to date, the adoption of FIN 46 has not had an effect on our financial statements.


INVESTMENT IN AFFILIATES, PARTNERSHIP AND OTHER ENTITIES.

         We evaluate investments in affiliates, partnerships and other entities. When relevant factors indicate an other than temporary decline in the fair value of these investments below their book values, we adjust the investment to the estimated fair value. The value of these entities is subject to ongoing changes resulting from their business conditions. No write offs were required in 2003.


OFF-BALANCE SHEET AND OTHER LONG-TERM ARRANGEMENTS AND COMMITMENTS

         In connection with long-term projects in specific countries, Elbit Systems and some of our subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages (typically up to 100%) of the amount of the specific contract. Our obligations to make or facilitate third parties making such investments and purchases are subject to commercial conditions in the local market, usually without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2003 amounted to $630 million to be performed over a period of up to 11 years. See above - Item 4. Information on the Company - Buy-Back.

         Elbit Systems and some of other Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Office of the Chief Scientist in Israel (OCS) for the support of research and development activities conducted in Israel. At the time the OCS participations were received, successful development of the related projects was not assured. In exchange for OCS participation in the programs, Elbit Systems and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The obligation to pay these royalties is contingent on actual sales of the products. See above - Item 4. Information on the Company - Conditions in Israel - Chief Scientist Funding.

         Elbit Systems and some of our subsidiaries are also obligated to pay agreed upon amounts to the IMOD and others on specific sales including sales resulting from the development of specified technology. See above - Item 4. Information on the Company - Intellectual Property - Government Rights in Data.

         Future minimum lease commitments of the Group under various non-cancelable operating lease agreements for premises, motor vehicles and office equipment as of December 31, 2003 are as follows: $8.5 million for 2004, $6.2 million for 2005, $5.6 million for 2006, $5.5 million for 2007 and $5.5 million for 2008 and thereafter. See above - Item 4. Information on the Company
- Property, Plant and Equipment.

         We had, as of December 31, 2003, approximately $399.2 million in guarantees issued on our behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. See above
- Item 4. Information on the Company - Financing Terms.


ACQUISITIONS DURING 2003.

         See above - Item 4. Information on the Company - Recent Acquisitions.


BACKLOG

         Our backlog includes firm orders received from customers for systems, products and projects that have yet to be completed. Our policy is to include orders in our backlog only when specific conditions are met. Examples of these conditions may include, among others, program funding, receipt of advances, letters of credit and guarantees from customers. As a result, from time to time we could have unbooked orders in excess of the level of backlog.

         We reduce system and product backlog when revenues for a specific contract are recognized. We reduce project backlog as delivery or acceptance occurs or when contract milestones or engineering progress under the long-term contracts are recognized as achieved. In some cases we reduce project backlog when costs are incurred. In the unusual event of a contract cancellation, we would also be required to reduce our backlog accordingly. The method of backlog recognition used often changes depending on the particular contract. As of December 31, 2003, we had a backlog of approximately $1,752 million, of which 63% was for orders outside Israel, as opposed to $1,689 million, of which 62% was for orders outside of Israel, as of December 31, 2002. Approximately 80% of our backlog as of December 31, 2003 is scheduled to be performed during 2004 and 2005. The majority of the 20% balance is scheduled to be performed in 2006 and 2007. Backlog information and any comparisons of backlog as of different dates may not necessarily represent an indication of future sales.


TRENDS

         Trends in the defense electronics and homeland security markets in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world. Lessons learned in Operation Iraqi Freedom, Afghanistan, and the attacks of September 11, 2001, among other events, have increased the focus of defense forces on low intensity conflicts and homeland security.

         In the defense electronics market, there is an increasing demand for products and systems in the areas of C4ISR. Accordingly, while we continue to perform platform upgrades, more emphasis is being placed on C4ISR, including information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAVs, space and satellite based defense capabilities and homeland security systems. There is also a growing demand for cost effective logistic services and training. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends, as well as to continue to participate in the "Current Force" legacy operations of our customers.

         In recent years consolidations in the defense industry have affected competition. This has decreased the number but increased the relative size and resources of our competitors. We adapt to evolving market conditions by adjusting our business strategy to changing defense market conditions. We also anticipate continued competition in defense markets due to declining defense budgets in many countries. We believe in our ability to compete on the basis of our systems development and technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs.



OPERATING RESULTS

IMPACT OF PHANTOM OPTIONS

         The change in Elbit Systems' share price affected our financial results due to the impact of the employee stock option plan adopted in 2000. The program was comprised of options for 5 million shares, divided into options to purchase up to 2.5 million shares and an additional 2.5 million "phantom" options. The phantom options grant the option holders a number of shares corresponding to the benefit component of the options exercised, as calculated on the exercise date, in consideration for their par value only, and are considered as a variable option plan. The actual number of options granted as of December 31, 2003 was approximately 4.5 million. As of December 31, 2003, approximately 3.535 million of these options remained unexercised, of which approximately 2.367 million were vested. See below - Item 6. Directors, Senior Management and Employees - Share Ownership - Elbit Systems' Stock Option Plans - Post Merger Plan.

         Under U.S. GAAP, the total compensation is computed periodically according to the change in the share price and amortized as compensation expense, or income, based on the vesting period of the options. The effect is allocated mainly to our cost of goods sold and general and administrative expenses, with smaller amounts allocated to R&D and sales and marketing expenses. The amounts of the expenses related to the stock option compensation are included in the Non-U.S. GAAP disclosure below.

         During 2003, Elbit Systems' share price changed from a TASE closing price of $16.00 at the end of 2002 to $18.06 at the end of 2003. Since the phantom stock options are accounted for as part of a variable stock option plan, the total benefit of unexercised options is re-measured at the end of each reporting period based on the share price on that date. See below - Item 18. Financial Statements - Notes 17 D - F (Phantom Share Options). As a result of this change in the share price, the effect of the share price linked compensation on the gross profit in 2003 was not material. The price of our shares may continue to affect net income in the future as long as a substantial number of phantom options remain unexercised.

SUMMARY OF FINANCIAL RESULTS

         The following table sets forth the consolidated statements of operations of Elbit Systems and our subsidiaries for the years ended December 31, 2003 and December 31, 2002.

                                                                            For the year
                                                                        ended on December 31
                                                     ---------------------------------------------------------------
                                                                  2003                                2002
                                                     --------------------------           --------------------------
                                                             $            %                      $               %
                                                     --------------   ---------           --------------    --------

Total revenues                                              897,980      100.0                 827,456       100.0
Cost of revenues                                            673,561       75.0                 605,313        73.2
                                                     --------------   ---------           --------------    --------
Gross profit                                                224,419       25.0                 222,143        26.8
                                                     --------------   ---------           --------------    --------

Research and development expenses, net                       54,919        6.1                  57,010         6.9

Marketing and selling expenses                               69,943        7.8                  65,691         7.9

General and administrative expenses                          46,077        5.1                  41,651         5.0
                                                     --------------   ---------           --------------    --------
                                                            170,939       19.0                 164,352        19.9
                                                     --------------   ---------           --------------    --------

Operating  profit                                            53,480        6.0                  57,791         7.0

Financing expenses, net                                      (4,870)      (0.5)                 (3,035)       (0.4)

Other income (expenses), net                                    903        0.1                    (462)       (0.1)
                                                     --------------   ---------           --------------    --------
Income before income taxes                                   49,513        5.5                  54,294         6.6

Provision for income taxes                                   11,334        1.3                   9,348         1.1
                                                     --------------   ---------           --------------    --------
                                                             38,179        4.2                  44,946         5.5
Minority interest
Company's share of income of                                    557        0.1                   (508)       (0.1)
     affiliated entities                                      7,209        0.8                     675         0.1
                                                     --------------   ---------           --------------    --------

Net income                                                   45,945        5.1                  45,113         5.5
                                                      =============   =========           ============      ========

Diluted earnings per share                                     1.14                               1.13
                                                      =============                       ============
Weighted average number of shares
     used in computation                                     40,230                             39,863
                                                      =============                       ============


NON-U.S. GAAP DISCLOSURE

         The following table sets forth our results of operations excluding the effect of our phantom stock option plan (phantom plan) in 2003 and 2002, the non-recurring charge related to the agreement reached by El-Op with the OCS and the tax adjustment in 2002.

                                                                               For the year
                                                                            ended December 31
                                                           -----------------------------------------------------
                                                                 2003                            2002
                                                           ----------------------  -----------------------------
                                                            $             %               $                 %
                                                           ------------  --------  -----------------  ----------
                                                           (In thousands of U.S. dollars except per share data)

GROSS PROFIT AS REPORTED                                        224,419      25.0            222,143        26.8
Non-recurring charge due to OCS agreement                             -         -              9,801         1.2
Non-cash expense (income) related to
phantom plan                                                      2,608       0.3              (509)           -
                                                           ------------  --------  -----------------  ----------
Gross  profit  excluding  phantom plan effect in 2003 and
2002, and non-recurring OCS charge in 2002                      227,027      25.3            231,435        28.0
                                                           ============  ========  =================  ==========

OPERATING  PROFIT AS REPORTED                                    53,480       6.0             57,791         7.0
Non-recurring charge due to OCS agreement                             -         -              9,801         1.2
Non-cash expense (income) related to
phantom plan                                                      4,741       0.5              (926)       (0.1)
                                                           ------------  --------  -----------------  ----------
Operating  profit  excluding  phantom plan effect in 2003
and 2002, and non-recurring  OCS charge in 2002                  58,221       6.5             66,666         8.1
                                                           ============  ========  =================  ==========

NET EARNINGS AS REPORTED                                         45,945       5.1             45,113         5.5

Non-recurring charge due to OCS agreement, net                        -         -              7,840         0.9
Tax adjustment                                                        -         -            (2,800)        (0.3)

Non-cash expense (income) related to
phantom plan, net                                                 3,793       0.4              (741)       (0.1)
                                                           ------------  --------  -----------------  ----------
Net  earnings  excluding  phantom plan effect in 2003 and
2002, non-recurring OCS charge and tax adjustment in 2002        49,738       5.5             49,412         6.0
                                                           ============  ========  =================  ==========

DILUTED EARNINGS PER SHARE AS REPORTED                             1.14                         1.13

Diluted earnings per share excluding  phantom plan effect
in  2003  and  2002,  non-recurring  OCS  charge  and tax
adjustment in 2002                                                 1.24                         1.24
                                                           ============            =================

2003 COMPARED TO 2002

REVENUES

         Our consolidated revenues increased by 8.5%, from $827.5 million in 2002 to $898.0 million in 2003.

         Our revenues generated by groups of areas of operations in 2002 and 2003 was as follows:

                                                                                           Year ended
                                                                   ---------------------------------------------------------
                                                                         December 31, 2003            December 31, 2002
                                                                   ------------------------      ---------------------------
                                                                   $ millions           %           $ millions           %
            Airborne systems                                           373.6          41.6             372.8           45.1
            Land vehicle systems                                       199.8          22.2             135.7           16.4
            C4ISR systems                                              133.9          14.9             122.7           14.8
            Electro-optics systems                                     140.5          15.7             148.2           17.9
            Other  (mainly non-defense
            engineering and production services)                        50.2           5.6              48.1            5.8
                                                                        ----           ---              ----            ---
            Total                                                      898.0         100.0             827.5          100.0
                                                                       =====         =====             =====          =====

         We maintained our revenue from airborne systems projects, resulting mainly from upgrade programs in their final stages and newer projects in Brazil and other countries. Revenues also included new programs in the U.S. (F-16 and others). The increase in the land vehicle systems revenues of approximately 47% was mainly due to revenues from the major projects Elbit Systems and our subsidiaries performed in Israel (Merkava), and in the U.S. (Bradley and MLRS).

         The geographic breakdown of revenues in 2002 and 2003 was as follows::


                                                                                           Year ended
                                                                   ---------------------------------------------------------
                                                                         December 31, 2003            December 31, 2002
                                                                   ------------------------      ---------------------------
                                                                   $ millions           %           $ millions           %
                  Israel                                              255.7          28.5            225.7           27.3
                  United States                                       332.3          37.0            267.7           32.3
                  Europe                                              109.4          12.2            144.9           17.5
                  Other countries                                     200.5          22.3            189.2           22.9
                                                                      -----          ----            -----           ----
                  Total                                               898.0         100.0            827.5          100.0
                                                                      =====         =====            =====          =====


         Our sales are mainly to governmental entities and prime contractors under government defense programs, subjecting the level of our revenues to governmental budgetary constraints.

         Revenues are generated mainly from sales to the United States, Israel and countries in Europe, Latin America and Asia. The recent economic situation in Israel has created uncertainty with respect to the Israeli Government general and defense budgets. Revenues from customers in the United States increased by 24%, from $267.7 million to $332.3 million. Revenues also increased in other countries, mainly in Latin America and Asia, while revenues in Europe declined as deliveries under some major programs entered final phases. The IMOD accounted for 18% of our revenues in 2002 and 21% in 2003 and was the only customer to exceed 10% of our revenues in those years.

GROSS PROFIT

         Our gross profit represents the aggregate results of our activities and projects and is based on the mix of programs in which we engaged during the reported period. Reported gross profit in 2003 was $224.4 million (with a gross profit margin of 25.0%) as compared to $222.1 million (gross profit margin of 26.8%) in 2002.

         Our cost of goods sold in the year ended December 31, 2003 included $2.6 million in non-cash expenses resulting from our phantom option plan, as compared to income of $0.5 million in the year ended December 31, 2002. Excluding non-cash expenses related to our phantom option plan, gross profit in the year ended December 31, 2003 was $227.0 million, or 25.3% of revenues. Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, gross profit in the year ended December 31, 2002 was $231.4 million, or 28% of revenues.

         The reduction in gross profit margin resulted mainly from our ongoing involvement in significant engineering projects that required investment of increased time and costs in order to achieve project milestones. These projects represent cutting edge technology and were mainly in the areas of aerial reconnaissance, space-based electro-optic payloads and advanced airborne systems. In addition, our gross profit in 2003 was negatively impacted by the increase in the value of the NIS against the U.S. dollar. See ""Impact of Inflation and Exchange Rates - Inflation and Devaluation" below.

         Despite the decrease in our gross profit margin in the fourth quarter of 2003, we believe that our average annual gross profit margin for 2004 will not be materially different from our annual gross profit margin in 2003, with possible quarterly variations.

RESEARCH AND DEVELOPMENT (R&D)

         We continually invest in R&D in order to maintain and further advance our technologies, in accordance with a long-term plan, based on our estimate of future market needs. Our R&D activities in the reported period were in accordance with our plans. Some of these activities are coordinated with, and partially funded by, third parties, including the IMOD and the OCS. These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors. We experienced increased IMOD and OCS participation in these programs.

         Gross R&D expenses in 2003 totaled $65.5 million (7.3% of revenues), as compared with $62.6 million (7.6% of revenues) in 2002. Net R&D expenses (after deduction of third party participation, including the IMOD and the OCS) in 2003 totaled $54.9 million (6.1% of revenues), as compared to $57.0 million (6.9% of revenues) in 2002.

MARKETING AND SELLING EXPENSES

         We invest significantly in developing new markets and pursue at any given time various business opportunities. The continued investment in developing new business opportunities, as well as the increasing length of time required for marketing efforts until orders are received, impact our marketing and selling expenses.

         Marketing and selling expenses in 2003 were $69.9 million (7.8% of revenues), as compared to $65.7 million (7.9% of revenues) in 2002. Excluding the phantom option plan non-cash expenses in 2003, marketing and selling expenses in the year ended December 31, 2003 were $69.2 million (7.7% of revenues), as compared to $65.8 million and 8.0% of revenues in 2002.

         The increase in these expenses was due mainly to increased marketing efforts in the U.S. and European markets, in view of identified business opportunities.

GENERAL AND ADMINISTRATIVE (G&A) EXPENSES

         Reported G&A expenses in 2003 were $46.1 million (5.1% of revenues), as compared to $41.7 million (5.0% of revenues) in 2002. Excluding the phantom option plan non-cash expenses in 2003, G&A expenses in the year ended December 31, 2003 were $44.9 million (5.0% of revenues), as compared to $41.9 million and 5.1% of revenues for the year ended December 31, 2002.
         .

         In the second half of 2003, our G&A expenses consolidated for the first time the expenses related to newly acquired companies (O.I.P. and AD&D). See above - Item 4. Information on the Company - Recent Acquisitions. Additional increases in G&A expenses in 2003 compared to 2002 were related to an increase in insurance expenses and the cost of various audit and control activities, including expenses related to compliance with the U.S. Sarbanes-Oxley Act of 2002.

OPERATING INCOME

         As a result of all of the above, reported operating income in 2003 was $53.5 million (6.0% of revenues), as compared to $57.8 million (7.0% of revenues) in 2002.

         For the year ended December 31, 2003, our operating profit included $4.7 million in non-cash expenses associated with our phantom option plan, as compared to an income of $0.9 million in the year ended December 31, 2002. Excluding non-cash expenses related to the phantom option plan, operating income totaled $58.2 million (6.5% of revenues) in the year ended December 31, 2003. Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, operating income in the year ended December 31, 2002 was $66.7 million, or 8.1% of revenues.

FINANCING EXPENSES (NET)

         Net financing expenses in 2003 were $4.9 million, as compared to $3.0 million of net financing expenses in 2002.

         The increase in the net financing expenses during the year ended December 31, 2003, as compared to the year ended December 31, 2002, resulted mainly from a higher level of short-term loans from banks, and from the effect of the devaluation in 2003 of the U.S. dollar against the NIS on NIS denominated loans.

TAXES ON INCOME

         Our tax rate represents a weighted average of the tax rates to which the various entities in the Group are subject. The changes in the effective tax rate are attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's entities generating the taxable income operate. Provision for taxes in 2003 was $11.3 million (effective tax rate of 22.9%), as compared to a provision for taxes of $9.3 million (effective tax rate of 17.2%) in 2002.

         The provision for taxes in 2002 included reduction of tax expenses in the amount of $2.8 million that was made in the third quarter of 2002, due to adjustment of estimated taxes and completion of tax assessments for prior years in respect of various Group entities. Excluding the tax reduction mentioned above, our tax rate for the year 2002 would have been 22.4%.

SHARE IN EARNINGS OF AFFILIATED ENTITIES

         In 2003, we had net income of $7.2 million from our share in earnings of affiliated entities, as compared to $0.7 million in 2002.

         The affiliated entities in which we hold 50% or less in shares or voting rights and are therefore not consolidated in our financial statements, operate mainly in our core business areas, including electro-optics and airborne systems. The earnings from affiliated entities in 2003 resulted mainly from SCD and VSI. See above - Item 4. Information on the Company - Principal Subsidiaries.

NET EARNINGS AND EARNINGS PER SHARE (EPS)

       Reported net earnings in 2003 were $45.9 million (5.1% of revenues), as compared to reported net earnings of $45.1 million (5.5% of revenues) in 2002. Reported fully diluted EPS was $1.14 in 2003, as compared to $1.13 in 2002.

       Excluding the phantom option plan non-cash expenses in 2003, net earnings in 2003 were $49.7 million (5.5% of revenues) and the fully diluted EPS was $1.24. Excluding the non-recurring charge under the OCS agreement, the phantom option plan effect and the tax adjustment, net earnings in 2002 were $49.4 million (6% of revenues) and the fully diluted EPS was $1.24.

       The number of shares used for computation of diluted EPS in 2003 was 40,230 thousand shares, as compared to 39,863 thousand shares in 2002. The increase in the number of shares used for computation of diluted EPS was due mainly to the exercise of options by employees during 2003.


2002 COMPARED TO 2001

REVENUES

         Our revenues increased from $764.5 million in 2001 to $827.5 million in 2002.

         Our revenues generated by groups of areas of operations in 2001 and 2002 were as follows:

                                                                2001                     2002
                                                                ----                     ----
                                                                  (U.S. dollars in millions)

         Airborne systems                                     334.2                     372.8
         Land vehicles systems                                126.3                     135.7
         C4ISR systems                                        105.8                     122.7
         Electro-optics systems                               162.7                     148.2
         Other (mainly non-defense engineering and
         production services                                   35.5                      48.1
                                                               ----                      ----
           Total                                              764.5                     827.5
                                                              =====                     =====

         Revenues increased in 2002 mainly in airborne systems, which increased by $38.6 million and in C4ISR systems, which increased by $16.9 million.

         The geographic breakdown of revenues in 2001 and 2002 was as follows:

                                                                  2001                   2002
                                                                  ----                   ----

         Israel                                                  30%                       27%
         United States                                           27%                       32%
         Europe                                                  23%                       18%
         Other countries                                         20%                       23%

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

R&D

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

         Our marketing and selling expenses increased in 2002 as compared to 2001 mainly due to the need to invest a higher level of resources in generating new business and the increased length of time required for marketing efforts until orders are received. In addition, we continued to invest in expanding into new markets.

G&A EXPENSES

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

         G&A expenses in 2002 included $2.8 million in amortization of intangible assets related to activities and companies that were not consolidated in the same period in 2001, including mainly the equity interest in AEL in Brazil and the business of the Elron Telesoft Government Division in Israel, which we acquired in the second half of 2001 and in January 2002, respectively.

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

EPS

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

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

         Our cash flow is effected by the cumulative cash flow of our various projects in the reported periods. Project cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers. These relate to specific events during the project, while expenses are ongoing. As a result, our cash flow may vary from a period to another. Our policy is to invest our cash surplus mainly in interest bearing deposits, in accordance with our projected needs.

FINANCIAL RESOURCES

         The financial resources available to us include profits, collection of accounts receivable, advances from customers and Government of Israel programs such as the OCS and development grants. In addition, Elbit Systems has access to bank credit lines and financing in Israel and abroad based on our capital, assets and activities. We also have the possibility of raising funds through offering of shares to the public from time to time subject to market conditions. Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. As of May 31, 2004, each of the companies subject to financial covenants were in compliance with the applicable covenants.

         In 2003, the Controller of the Banks in Israel instituted new regulations governing lending by Israeli banks to groups of affiliated borrowers. Under these regulations the banks are limited in their maximum exposure to groups of affiliated companies under a combined lending ceiling based on objective and subjective guidelines. As a result, our borrowing capacity may be limited under certain circumstances, even if we have unused lines of credit, due to borrowing by companies affiliated with shareholders that are defined by the Controller of the Banks as our controlling shareholders. In anticipation of such developments we are developing credit facilities that will not be affected by the new regulations.

2003 CASH FLOW

         Our net cash flow generated from operating activities in 2003 was $91.4 million. Net cash flow used for investment activities in 2003 was $53.8 million, which was used mainly for procurement of property, plant and equipment. The investments were primarily in equipment for the Group's various manufacturing plants and in buildings constructed at Elbit Systems' facility in Haifa, Israel and El-Op's site in Rehovot, Israel. We expect to maintain this level of investments in 2004, in order to increase our production facilities and to invest in R&D laboratories, manufacturing and testing equipment.

         Net cash flow used for financing activities in 2003 was $37.7 million, which was used mainly for reduction of long-term loans and dividends payable, which were partially offset by proceeds from the exercise of share options. On December 31, 2003, we had total borrowings in the amount of $77.4 million, including $15.3 million in short-term loans. On December 31, 2003, we had a cash balance amounting to $76.8 million. As of December 31, 2003, we had working capital of $198.9 million, our current ratio was 1.52 and our ratio of equity to total assets was 44%. For further information on the level and maturity of our borrowings, see below - Item 18. Financial Statements - Note 10 (Short-Term Bank Credit and Loans) and Note 13 (Long-Term Loans). We believe our working capital is sufficient to support our current requirements.

MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURES

         We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ended December 31, 2003 and the subsequent fiscal year. See above "Financial Resources". Our specific material commitments for capital expenditures as of December 31, 2003 and May 31, 2004 were approximately $12 million and $8 million respectively. These commitments were mainly for the new building project in Haifa. See also below -
Item 18. Financial Statements - Consolidated Statements of Cash Flows and Note 8 (Property, Plant and Equipment, Net) to the Financial Statements.

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

         Net cash flow used for financing activities in 2002 was $29.3 million, which was used mainly for reduction of short and long-term borrowings and payment of $12.7 million in dividends during 2002. On December 31, 2002, we had total bank borrowings in the amount of $104.1 million, including $73.2 million in long-term loans, and $374 million in guarantees issued on our behalf by banks, mainly as advance payment and performance guarantees in the regular course of business. On December 31, 2002, we had cash balances amounting to $77.9 million. As of December 31, 2002, our working capital was $197.6 million, and our current ratio was 1.54. Our ratio of equity to total assets was 44%.


IMPACT OF INFLATION AND EXCHANGE RATES

FUNCTIONAL CURRENCY

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

MARKET RISKS AND VARIABLE INTEREST RATES

         Market risks relating to our operations result mainly from changes in interest rates and exchange rates, and we use financial instruments to limit exposure. We typically enter into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and NIS. We also enter from time to time into forward contracts related to NIS.

         On December 31, 2003, our liquid assets were comprised of bank deposits, and we had no investments in liquid equity securities that were subject to market fluctuations. Our deposits and loans are based on variable interest rates, and their value as of December 31, 2003 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of our liabilities and the return on our assets that are based on variable rates.

NIS/U.S. DOLLAR EXCHANGE RATES

         We attempt to manage our financial activities in order to reduce material financial losses in U.S. dollar terms resulting from the impact of inflation and exchange rate fluctuations on our non-U.S. dollar assets and liabilities. Our income and expenses in Israeli currency are translated into U.S. dollars at the prevailing exchange rates. Consequently, we are affected by changes in the NIS/U.S. dollar exchange rates. On December 31, 2003, we had exposure due to NIS denominated liabilities of $44 million in excess of NIS denominated assets. These liabilities represent mostly provisions for wages and trade payables. The amount of our exposure to the changes in the NIS/U.S. dollar exchange rate may vary from time to time. In order to hedge against certain expected NIS payments, we entered into forward contracts. On December 31, 2003, we had hedging contracts covering NIS exposure in the amount of $25 million.

INFLATION AND DEVALUATION

         The U.S. dollar cost of our operations in Israel is influenced by any increase in the rate of inflation in Israel that is not fully offset by the devaluation of the NIS in relation to the U.S. dollar. Unless inflation in Israel is offset by a devaluation of the NIS, it may have a negative effect on the profitability of contracts where Elbit Systems or any of our Israeli subsidiaries receives payment in U.S. dollars, NIS linked to U.S. dollars or other foreign currencies, but incurs expenses in NIS linked to the CPI. Inflation in Israel and currency fluctuations may also have a negative effect on the profitability of fixed price contracts where we receive payments in NIS.

         In the past, our profitability was somewhat negatively affected when inflation in Israel exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 1999 the rate of inflation was approximately 1.3% and the rate of devaluation was -0.2%. In 2000, the rate of inflation was approximately 0% and the devaluation rate was -2.7%. In 2001 the inflation rate was approximately 1.4% and the devaluation rate was 9.3%. In 2002, the inflation rate was approximately 6.5% and the devaluation rate was 7.3%. In 2003, the inflation rate was approximately negative 1.9% and the devaluation rate was negative 7.6%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

         Most of our assets and liabilities that are denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2003 by financial instruments (mostly forward contracts). On December 31, 2003, we had contracts for the sale and purchase of such foreign currencies totaling $26.5 million. The results of financial derivative activities were not material.

         We conduct activities in a number of the countries that have adopted the European Monitory Unit (EURO). To date, the transition to the use of the EURO in the relevant countries has not resulted in a material exposure to us.

CONTRACTUAL OBLIGATIONS

                                                          PAYMENTS DUE BY PERIOD
                                                          ----------------------
                                                         (U.S. dollars in millions)

                                               LESS THAN                                     MORE THAN
                                                 1 YEAR        1-3 YEARS      3-5 YEARS       5 YEARS
1.       Long-Term Debt                             $6.8          $58.8          $0.3             $2.9
2.       Capital Lease Obligations                    --             --            --               --
3.       Operating Leases                            8.5           11.7          10.9              5.4
4.       Purchase Obligations                      214.3          129.4           4.3              0.4
5.       Other Long-Term Liabilities
         Reflected on the Issuer's Balance            --             --            --               --
         Sheet Under GAAP*
         Total                                    $229.6         $199.9         $15.5             $8.7
                                                  ======         ======         =====             ====

    * See above - Item 4. Information on the Company - Buy-Back.


OFF-BALANCE SHEET TRANSACTIONS

         See above "General - Off-Balance Sheet and Other Long-Term Arrangements and Commitments." Also shareholders in one of our subsidiaries have a put option. See above - Item 4. Information on the Company - Principal Subsidiaries
- Kinetics.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.


DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of Elbit Systems as of May 31, 2004 are as follows:

BOARD OF DIRECTORS

NAME                                          AGE           DIRECTOR SINCE
----                                          ---           --------------

Michael Federmann (Chairman)                  61            2000
Joseph Ackerman                               55            1996
Avraham Asheri                                66            2000
Rina Baum                                     59            2001
Aharon Beth-Halachmi                          68            2000
Doron Birger                                  53            2002
Ami Erel                                      57            1999
Avi Fischer                                   47            2003
Yaacov Lifshitz (External Director)           60            2003
Dov Ninveh                                    57            2000
Nathan Sharony (External Director)            69            2002


         The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2004. The term of office for Natty Sharony as an External Director expires in March 2005 and for Yaacov Lifshitz as an External Director in July 2006.

EXECUTIVE OFFICERS

NAME                   AGE      POSITION

Joseph Ackerman        55       President, Chief Executive Officer and Director
David Block Temin      49       Corporate Vice President and General Counsel
Itzhak Dvir            56       Corporate Vice President and Chief Operating
                                Officer
Jacob Gadot            57       Corporate Vice President and Chief Technology
                                Officer
Ran Galli              55       Corporate Vice President - Major Campaigns
Joseph Gaspar          56       Corporate Vice President and Chief Financial
                                Officer
Zeev Gofer             52       Corporate Vice President - Business Development
                                and Marketing
Dalia Gonen            52       Vice President - Human Resources
Ran Hellerstein        53       Corporate Vice President and Co-General Manager
                                - Airborne and Helmet Systems

Haim Kellerman         50       Corporate Vice President and General Manager -
                                UAV Integrated Systems
Bezhalel Machlis       41       Corporate Vice President and General Manager
                                 - Land Systems and C4I
Ilan Pacholder         49       Corporate Secretary and Vice President - Finance
                                and Capital Markets
Marco Rosenthal        57       Corporate Vice President - Manufacturing and
                                Purchasing
Haim Rousso            58       Corporate  Vice  President and General Manager -
                                El-Op
Gideon Sheffer         55       Corporate Vice President - Strategic Planning
Yoram Shmuely          44       Corporate Vice President and Co-General Manager
                                - Airborne and Helmet Systems
Timothy Taylor         52       President and Chief Executive Officer - EFW

         MICHAEL FEDERMANN. Michael Federmann has served as Chairman of the Board of Directors since the El-Op Merger in 2000. He served as Chairman of the Board of Directors of El-Op from 1988 until the Merger. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as Chairman and CEO of Federmann Enterprises Ltd. Currently, he also serves as Chairman of the Board of Directors of Dan Hotels Corp. Ltd. (Dan Hotels). Mr. Federmann is Deputy Chairman of the Board of Governors of the Hebrew University in Jerusalem (the Hebrew University) and a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science. Mr. Federmann holds a bachelor's degree in economics and political science from the Hebrew University.

         JOSEPH ACKERMAN. Joseph Ackerman was appointed as President and Chief Executive Officer in 1996. From 1994 to 1996, he served as Senior Vice President and General Manager of Elbit Ltd.'s Defense Systems Division (EDS). Mr. Ackerman joined Elbit Ltd. in 1982 and held various management positions, including General Manager - EFW, Senior Vice President - Operations Group, Vice President
- Operations and Vice President - Advanced Battlefield Systems. Mr. Ackerman holds a bachelor of science degree in aeronautical engineering from the Israel Institute of Technology (the Technion).

         AVRAHAM ASHERI. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Elron Electronic Industries Ltd. (Elron), Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., Scitex Corporation Ltd. (Scitex), Africa Israel Investment Ltd. and Meditor Pharmaceuticals Ltd. Mr. Asheri was President and Chief Executive Officer of Israel Discount Bank from 1991 until 1998, and Executive Vice President and member of its management committee from 1983. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as Director General of the Israel Ministry of Industry and Trade, Managing Director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor's degree in economics and political science from the Hebrew University.

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

         DORON BIRGER. Doron Birger has served as Chief Executive Officer of Elron since 2002 and as President of Elron since 2001. He joined Elron in 1994 as Vice President - Finance and served as Chief Financial Officer and Corporate Secretary. Prior to that he served as Chief Financial Officer for a number of companies including North Hills Electronics Ltd., Middle-East Pipes Ltd., Maquette Ltd., Bateman Engineering Ltd. and I.D.C. Industrial Development Company Ltd. Mr. Birger is Chairman of Given Imaging Ltd. and ChipX Incorporated and serves as a director in several other companies in the Elron group. Mr. Birger holds bachelor and master of arts degrees in economics from the Hebrew University.

         AMI EREL. Ami Erel has served as President and Chief Executive Officer of DIC since 2001. In addition, he has served as Chairman of the Board of Directors of Elron since 1999. From 1999 until 2001, he was Chief Executive Officer of Elron. He served as Chairman of the Board of Directors of Elbit Systems from 1999 until the Merger in 2000. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq - The Israel Telecommunications Corp. Ltd. and as Chairman of the Board of Directors of PelePhone Communications Ltd. from 1997 to 1998. He is Chairman of the Board of Scitex, a director of Property and Building Corporation Ltd. ,Super-Sol Ltd. and Ham-let (Israel Canada) Ltd., as well as Chairman or a member of the boards of other companies in the DIC group and the Elron group. From 2000 until January 2004, Mr. Erel served as the Chairman of the Board of the Israel Association of Electronic and Information Industries. Mr. Erel holds a bachelors of science degree in electrical engineering from the Technion.

         AVI FISCHER. Avi Fischer has served as the Deputy Chairman of the I.D.B. Group and as the Co-CEO of Clal Industries & Investments Ltd. (Clal) since mid- 2003. Mr. Fischer is a co-founder of the Ganden Group and has served as the Co-Chairman of Ganden Tourism and Aviation Ltd. and as the Vice Chairman of Ganden Holding Ltd. since 1999. He has practiced law since 1983 and is a Co-Managing Partner in the law firm of Fischer, Behar, Chen & Co. He currently serves on the boards of directors of IDBH, DIC, Clal, Scitex, Elron, Vyyo Inc., Natour Ltd. and other companies. Mr. Fischer holds an L.L.B. degree from Tel-Aviv University.

         YAACOV LIFSHITZ (EXTERNAL DIRECTOR). Mr. Lifshitz serves as a director of several companies and as a lecturer in the fields of economics, public policy and management. He currently is a lecturer at the Department of Economics and the Department of Public Policy and Management of Ben-Gurion University and at the Department of Economics and Management of the Tel-Aviv - Jaffa Academic College. He also currently serves on the boards of directors of Israel Discount Bank, DorGas Ltd., Kali - Insurance Agencies Ltd., Springs - Pension Fund Management Ltd., Carmel Investments Ltd. and Tesnet Software Testing Ltd. During the period from 1994 to 2002, Mr. Lifshitz served at various times as the chairman of the boards of directors of Hamashbir Lazarchan Israel Ltd., Israel Military Industries Ltd., Spectronix Ltd., Dor Chemicals Ltd., Dor Energy Ltd., DorGas Ltd. and the Israeli Foreign Trade Risk Insurance Corp. Ltd. He also served from 1995 to 2002 as the Chairman of the Executive Board of the Israel Management Center. Prior to that he held various senior positions in government, banking and industry, including Director General of the Israel Ministry of Finance, Chief Economic Advisor to the Israel Ministry of Defense, Senior Vice President and Chief Credit Officer of Israel Discount Bank and President and CEO of Electra (Israel) Ltd. Mr. Lifshitz holds a bachelor's degree in economics and political science and a master's degree in economics from the Hebrew University.

         DOV NINVEH. Dov Ninveh has served since 1994 as Chief Financial Officer and a manager in Federmann Enterprises. He serves as a director of Dan Hotels and Etanit Ltd. Mr. Ninveh served as a director of El-Op from 1996 until 2000. From 1989 to 1994, he served as Deputy General Manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor's degree in economics and management from the Technion.

         NATHAN SHARONY (EXTERNAL DIRECTOR). Nathan Sharony has served since 1997 as a director for several companies. He currently serves as a director for Technorov Holdings (1993) Ltd. (Technorov), a high technology investment company, Bituach Yashir Ltd., Union Bank, Ormat Industries Ltd., Genoa Technologies Ltd. and Israel Bonds International Inc. From 1997 to 1999, he served as Chairman of Technorov. From 1994 to 1997, he was employed with a U.S. brokerage firm. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli Government Economic Mission to the U.S., President and Chief Executive Officer of El-Op and Vice President for Logistics of Tadiran Electronic Industry Ltd. In 1982, Mr. Sharony completed 30 years of service in the IDF, retiring with the rank of Major General. Mr. Sharony participated in the Field Artillery Battle Officers Course in Fort Sill, Oklahoma, and studied military history at the IDF's Staff and Command College.

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

         ITZHAK DVIR. Itzhak Dvir was appointed as Chief Operating Officer in June 2004, effective beginning in July 2004. He was appointed as a Corporate Vice President in 2000. Mr. Dvir served as General Manager - UAV, Tactical and Security Systems from January 2003 until his current appointment. From 2000 through 2002, he was General Manager - C4I and Battlefield Systems. From 1996 until 2000, he was Vice President and Division Manager - UAV and C3 Division. Mr. Dvir joined Elbit Ltd. in 1989 and held various management positions, including Vice President - UAV Division, Vice President - Advance Battlefield Systems Division and Marketing Director - Battlefield Systems Division. Prior to that he served as a career officer in the IAF, retiring with the rank of Colonel. Mr. Dvir holds a bachelor of science degree in aeronautical engineering from the Technion and a master of science degree in aeronautical engineering from the U.S. Air Force Institute of Technology at Wright Patterson Air Force Base.

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

         RAN GALLI. Ran Galli was appointed Corporate Vice President - Major Campaigns in November 2003. From 1999 until 2003 he served as Corporate Vice President - Business Development and Marketing. Mr. Galli joined Elbit Systems in 1997 as Vice President - Business Development. Prior to that, he served as Corporate Vice President - Business Development and Marketing at Rafael, which he joined in 1990, after retiring from the IAF with the rank of Colonel. In the IAF he served as head of Research and Development, following numerous aircraft program management positions. Mr. Galli holds bachelor and master of science degrees in aeronautical engineering from the Technion.

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

         ZEEV GOFER. Zeev Gofer was appointed Corporate Vice President - Business Development and Marketing in April 2003. He previously served as Corporate Vice President and as Co-General Manager - Aircraft and Helicopter Upgrades and Systems from 2000. From 1999 until 2000, he was Vice President - Aircraft Upgrades and Airborne Systems Division, having served as Division Manager since 1996. He joined Elbit Ltd. in 1982 and held various management positions, including Director of EDS' Aircraft Upgrade Division, director of a major aircraft upgrade program, director of avionics system engineering and technical manager of the LAVI avionics program. Mr. Gofer holds bachelor and master of science degrees in electronic engineering from the Technion and a master of science of management degree from the Polytechnic University of New York.

         DALIA GONEN. Dalia Gonen was appointed as Vice President - Human Resources in 2000. She became Director of Human Resources in 1996. Ms. Gonen joined Elbit Ltd. in 1971 and held various positions in the Human Resources Department. Ms. Gonen holds a bachelor of arts degree in sociology from Haifa University and a master of science of management degree from the Polytechnic University of New York.

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

         HAIM KELLERMAN. Haim Kellerman was appointed Corporate Vice President and General Manager - UAV Integrated Systems in June 2004, effective beginning in July 2004. From 2002 until his current appointment, Mr. Kellerman was Vice President - UAV Programs. Prior to that he held various senior program management positions relating to UAV, C4I and airborne programs. He joined Elbit Ltd. in 1978. Mr. Kellerman holds a bachelor of science degree in computer science from the Technion.

         BEZHALEL MACHLIS. Bezhalel Machlis was appointed Corporate Vice President and General Manager - Land Systems and C4I in January 2004. In 2003, he served as Corporate Vice President and General Manager - Ground C4I and Battlefield Systems. From 2000 until December 2002, he served as Vice President
- Battlefield and Information Systems. Mr. Machlis joined Elbit Systems in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an Artillery Officer in the IDF, where he holds the rank of Colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and a MBA from Tel-Aviv University.

         ILAN PACHOLDER. Ilan Pacholder was appointed as Corporate Secretary and Vice President - Finance and Capital Markets in August 2003. Mr. Pacholder served as Vice President - Finance from 2001. Mr. Pacholder joined Elbit Ltd. in 1994 and held various senior positions in the Finance Department. Prior to that he served as the Chief Financial Officer for Sanyo Industries in New York. Mr. Pacholder worked for Bank Leumi in New York for 10 years and held the position of Vice President in the international and domestic lending departments. Mr. Pacholder holds a bachelor of arts degree in accounting and economics from Queens College in New York and a MBA in finance and investments from Adelphi University.

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

         HAIM ROUSSO. Haim Rousso was appointed Corporate Vice President and General Manager of El-Op following the Merger in 2000. Prior to that, Mr. Rousso held the position of Corporate Vice President of the El-Op Group and General Manager of El-Op. He has held various managerial positions in El-Op since 1972. Mr. Rousso holds bachelor and master of science degrees in electrical engineering from the Technion.

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

         TIMOTHY TAYLOR. Timothy Taylor was appointed President and Chief Executive Officer of EFW in 2000 after serving as EFW's President and General Manager since 1997. He joined EFW in 1994 and held the positions of Executive Vice President and General Manager, Vice President - Strategic Planning and Business Development and Vice President - Aircraft Systems. A more than 30-year veteran of the aerospace industry, he previously held various management and strategic business development positions with Allied Signal Inc. (now Honeywell) and GEC Marconi Avionics (now BAE Systems). A native of the United Kingdom, he became a U.S. citizen shortly after joining EFW. Mr. Taylor received an engineering degree in England


COMPENSATION OF DIRECTORS AND OFFICERS

          The following table sets forth the aggregate compensation paid to all directors and officers of Elbit Systems as a group, other than the President, and the President individually, for the fiscal year ended December 31, 2003:


                                         Salaries, Directors' Fees              Pension, Retirement
                                         Commissions and Bonuses(1)             and Similar Benefits
                                         --------------------------             --------------------

All directors and officers
other than the President
(consisting of 26 persons)                            $3,572,129                        $577,681

President                                              $369,190                          $85,422



-------------------------
(1) Directors, besides Joseph Ackerman, are paid in accordance with standard fees paid to External Directors in Israel, which currently includes an annual fee of $9,920 and a per meeting fee of $381. Such payments are made either directly to the director or to his or her employing company. Mr. Ackerman does not receive director fees.



BOARD PRACTICES

         APPOINTMENT AND TERMINATION OF DIRECTORS.

         The current members of Elbit Systems' board of directors (Board), other than Mr. Sharony, an External Director, were appointed at the annual general meeting of shareholders held in August 2003. Mr. Sharony was appointed at a general meeting of shareholders in March 2002.

         The employment contract of Elbit Systems' President and Chief Executive Officer Joseph Ackerman, was originally approved by Elbit Systems' shareholders in 2000, and an amendment was approved in April 2004. The agreement provides for severance payments upon termination of his employment. Mr. Ackerman's employment contract was extended through July 2006 in accordance with its terms. See below
- Item 7. Major Shareholder and Related Party Transactions - Related Party Transactions - Agreements Relating to the Merger - Shareholders Agreement - Corporate Governance - President. There are no other service contracts or similar arrangements with any director that provide for benefits upon termination of directorship. See below - Item 10. Additional Information - General Provisions of Israeli Law and Related Provisions - Appointment of Directors.

         For information on contractual arrangements for appointment of directors resulting from the Merger, see below Item 7. Major Shareholders and Related Party Transactions - Agreements Relating to the Merger.


         AUDIT COMMITTEE. Dov Ninveh (chairman), Avraham Asheri, Yaacov Lifshitz and Nathan Sharony are currently members of the audit committee of the Board (the Audit Committee). The Audit Committee operates in accordance with an Audit Committee charter that provides the framework for their oversight functions consistent with Israeli and U.S. legal and regulatory requirements. See below -
Item 10. Additional Information - General Provisions of Israeli Law and Related Provisions - Internal Auditor and Audit Committee; Item 16A. Audit Committee - Financial Expert and Item 16D. Exemptions from Listing Standards for Audit Committees.


EMPLOYEES

         Most of our employees are based in Israel, and we have a significant amount of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2003, 2002 and 2001 were as follows:


                         Total Employees                        U.S. Employees
                         ---------------                        --------------

2003                          5,504                                  1,110
2002                          5,342                                  1,077
2001                          5,040                                  1,040


         Most of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See above -
Item 4. Information on the Company - Conditions in Israel - Israeli Labor Laws. Approximately 500 of El-Op's employees are covered by a collective bargaining agreement extending through the end of 2004. Union collective bargaining agreements in effect through December 2004 apply to approximately 200 of Cyclone's employees. Approximately 160 of EFW's employees in Fort Worth are subject to union collective bargaining agreements expiring in November 2005. We believe our overall relationship with our employees is satisfactory.

SHARE OWNERSHIP

ELBIT SYSTEMS' STOCK OPTION PLANS

         Elbit Systems adopted employee stock option plans in 1996 (the 1996
Plan) and following the Merger with El-Op in 2000 (the Post Merger Plan). Under these Plans, stock options for our ordinary shares were granted to officers and employees of Elbit Systems and wholly-owned subsidiaries. The Plans are designed to enable us to attract and retain employees and to link their incentives to the performance of our ordinary shares. The plans were approved by our Board and shareholders and are described in prospectuses filed with the Israel Securities Authority (the ISA), and summaries were filed with the U.S. Securities and Exchange Commission (the SEC). Although the options themselves are not transferable or registered for trading, the shares underlying the options granted under the Plans were registered for trading with the SEC and the ISA.

POST MERGER PLAN

         OPTIONS GRANTED. Under the Post Merger Plan, 5,000,000 options were authorized to be granted to approximately 800 key employees of Elbit Systems and wholly-owned subsidiaries. Approximately 4,500,000 of these options were granted to employees through a trustee in 2000. 400,000 of the options were granted to Joseph Ackerman, Elbit Systems' President and CEO. No other directors were granted options, but executive officers other than Mr. Ackerman were granted an aggregate of 582,000 options under the Post Merger Plan. Approximately 500,000 of the options under the Post Merger Plan were issued to the Plan's trustee in reserve for future grants to key employees, as determined from time to time by Elbit Systems' President. As of May 31, 2004, 169,340 of these reserve options were issued to employees. In addition, options that have lapsed or are canceled before exercise may be added to the reserve and re-granted under the Post Merger Plan. The general terms of these options are the same as those for other options granted under the Post Merger Plan. Half of the options granted to any employee under the Post Merger Plan are exercisable into one Elbit Systems ordinary share per option in consideration for the employee's payment to Elbit Systems of the exercise price.

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

         SHARE RIGHTS AND TAX CONSEQUENCES. Shares issued to employees as a result of exercise of the options, including phantom options, will bear rights identical to our other ordinary shares. Employees will bear all tax consequences to them resulting from the Post Merger Plan. The Israeli tax authorities have approved the Post Merger Plan's qualification under Section 102 of the Israeli Income Tax Ordinance (New Version). This enables employees who hold the options at least for two years to be exempt from Israeli tax on the gains derived from exercising the option. This also enables Elbit Systems to benefit from a deductible tax expense that amounts to the employee's above-mentioned gain.

         1996 PLAN

         A total of 2,422,000 options were issued to employees under the 1996 Plan, as amended. Each option was exercisable into one ordinary share, and this plan did not include phantom options. All of the options under the 1996 Plan were vested and exercised in 2002.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

PERCENTAGES

         Elbit Systems had, as of May 31, 2004, 40,244,029 ordinary shares outstanding. (This amount includes 408,921 shares held by us and our subsidiaries as treasury shares). The following table sets forth specific information as of May 31, 2004, to the best of our knowledge, concerning:

         o beneficial ownership of more than 5% of our outstanding ordinary shares; and

         o the number of ordinary shares beneficially owned by all of our officers and directors as a group.


Federmann Enterprises Ltd.                        12,100,000            30.06%
99 Hayarkon Street
Tel-Aviv, Israel(1)(4)

Heris Aktiengesellschaft                           3,836,458(2)          9.53%
c/o 99 Hayarkon Street
Tel-Aviv, Israel

Elron Electronic Industries Ltd.                   7,815,448            19.42%
3 Azrieli Center, 42nd Floor
Tel-Aviv, Israel(3)(4)

Bank Hapoalim Group                                2,247,604             5.58%
Tel-Aviv, Israel(5)

Bank Leumi Group
Tel-Aviv, Israel (5)                               2,190,827             5.44%

All officers and directors
as a group (27 persons)                              338,623 (6)         0.84%
----------------------------

(1) Federmann Enterprises Ltd. (FEL) owns the shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft (Heris) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd.
         (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems' Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of the shares owned by Heris and FEL.

(2) The amount of shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (1) above.

(3) Elron Electronic Industries Ltd. (Elron) is a multinational, high technology operational holding company whose business is conducted through a group of high technology operating companies. The principal shareholders of Elron are Discount Investment Corporation Ltd. (DIC), mutual and/or provident funds managed by Bank Leumi (the Bank Leumi Group), mutual and/or provident funds managed by Bank Hapoalim (the Bank Hapoalim Group) and the Insurance Fund headed by Clal Insurance Enterprises Holdings Limited (Clal). As of May 31, 2004, DIC held approximately 38.5% of the voting power of Elron, and the Bank Leumi Group, the Bank Hapoalim Group and Clal held approximately 8.3%, 6.4% and 2.4%, respectively, of the voting power of Elron.

         IDB Holding Corporation Ltd. (IDBH) is the parent of IDB Development Corporation Ltd. (IDBD), which, in turn, is the parent of DIC and Clal. IDBH, IDBD, DIC and Clal are public companies traded on the TASE.

         Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (Ganden), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments - IDB Ltd. (Manor), a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (Livnat), a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a shareholders agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. Shelly Dankner-Bergman holds approximately 4.9% of the equity and voting power in IDBH.

         Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Clal. Shelly Dankner-Bergman and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD and DIC. Shai Livnat (the son of Avraham Livnat) is a director of IDBD and Clal. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal, and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

         Doron Birger, a director of Elbit Systems, is the President and CEO of Elron. Ami Erel, Avraham Asheri and Avi Fischer, directors of Elbit Systems, are also directors of Elron.

(4) FEL and Heris (collectively the Federmann Group) and Elron may be deemed for purposes of U.S. securities laws to be joint owners of the aggregate ordinary shares of Elbit Systems beneficially owned by them by virtue of a shareholders agreement dated December 19, 1999 between the members of the Federmann Group and Elron, which provides, among other things, for their coordinated voting at Elbit Systems' shareholder meetings and for their equal representation on Elbit Systems' Board of Directors.

(5) The holdings in Elbit Systems' shares by the Bank Hapoalim Group and the Bank Leumi Group are divided among several entities, mainly mutual and/or provident funds.

(6) This amount does not include any shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (1) above. The amount includes 81,508 shares underlying options that are currently exercisable or that will become exercisable within 60 days of May 31, 2004. A portion of the underlying options are "phantom options" that have been calculated based on Elbit Systems' May 31, 2004 share closing price of $18.72.


RIGHTS IN SHARES, SIGNIFICANT CHANGES IN SHAREHOLDERS AND CONTROLLING
SHAREHOLDERS

         Except to the extent provided in the Shareholders Agreement (the Shareholders Agreement) described below in "Related Party Transactions - Agreements Relating to the Merger", Elbit Systems' major shareholders have the same rights as other holders of Elbit Systems' ordinary shares. The only significant change in shareholdings by major shareholders in the last three years was the change resulting from the Merger in the holdings of Elron and the Federmann Group. As a result of the Merger in 2000, Elron's shareholding percentage decreased from approximately 33% to approximately 23%, and the Federmann Group received approximately 32% of Elbit Systems shares. In addition, Elron sold 380,000 shares in 2001 and 380,000 shares in 2002.

         Elron and the Federmann Group may be considered under Israeli law as controlling shareholders of Elbit Systems due to the Shareholders Agreement. We are not aware of any other arrangement, including by way of a shareholder agreement or registration rights agreement, that in the future may lead to a change in control of Elbit Systems. Except as provided in the Shareholders Agreement regarding appointment of directors, the Chairman of the Board and the President, no appointment of the President or a director is made as a result of a related party transaction. Also, there are no outstanding loans by Elbit Systems or its subsidiaries to such persons.


RELATED PARTY TRANSACTIONS

         AGREEMENTS RELATING TO THE MERGER

         There are three main agreements relating to the Merger:

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

         REPRESENTATIONS AND ADJUSTMENTS TO THE MERGER CONSIDERATION. Elbit Systems and El-Op made representations regarding their business and capital structure. The Federmann Group made representations regarding ownership of its shares in El-Op. If any of the representations were found to be incorrect, an adjustment would be made to the number of Elbit Systems' shares issued to the Federmann Group under the Merger. The time period for such adjustment expired in March 2003, and no adjustments were made.

         TAXES AND EXPENSES. Each party bears any tax liability that may be imposed on it relating to the Merger Agreement. Elbit Systems paid the Israeli stamp tax payable for the issuance of ordinary shares. The parties share any other Israeli stamp tax payable due to the Merger Agreement. The parties agreed to comply with all the conditions for tax exemption in accordance with the Israeli Income Tax Ordinance or as determined by the Israeli Income Tax Commissioner. Among other things, Elbit Systems agreed not to issue new shares if, as a result of the issuance, the Federmann Group or any of the units comprising it, will be charged with tax. Under the Israeli Income Tax Ordinance, subject to conditions imposed by applicable law and regulations, due to the tax exemption granted for the Merger, Elbit Systems generally was restricted for a period of two years following the Merger from issuing new shares in excess of 25% of the amount of its outstanding shares existing prior to the Merger. However, this restriction did not apply to a public offering or shares issued under a stock option plan. Each party to the Merger Agreement agreed to pay any taxes and expenses that are imposed on it under any provisions of law and/or that it incurs pursuant to the Merger Agreement.

         ARBITRATION. The parties agreed to submit to arbitration any dispute that arises between them regarding the Merger Agreement.

SHAREHOLDERS AGREEMENT

           CORPORATE GOVERNANCE. Elron and the Federmann Group agreed that following the Merger, so long as each holds at least 15% of Elbit Systems' issued share capital, the following applies.

         BOARD MEMBERS

         The parties agreed to vote to cause Elbit Systems' Board to have 11 members, consisting of four directors nominated by Elron, four directors nominated by the Federmann Group, the two External Directors and the President of Elbit Systems. In April 2004, Elbit Systems' shareholders approved an amendment to the Articles of Incorporation reducing the normal number of directors to ten and removing the requirement that the President be a director.

         All Board committees are represented equally by the Board nominees of Elron and the Federmann Group. Should the holdings of Elbit Systems' issued share capital of only one of the parties fall below 15%, but not below 5%, and provided the other party holds at least 15%, the number of directors that party will have the right to nominate to the Board will be reduced proportionally.

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

         PRESIDENT AS A BOARD MEMBER. As described in "Board Members" above, in April 2004 our shareholders approved an amendment to our Articles of Incorporation, removing the requirement, established in the Shareholders' Agreement, that the President serve as director. The President is entitled to participate in all Board meetings.

         BOARD CHAIRMAN. The Chairman of the Board is elected by the shareholders from among the Board members. The Federmann Group nominates a candidate for the office of Chairman of the Board after it has consulted with Elron. Michael Federmann was elected as Chairman beginning on the Merger closing date.

         PRESIDENT. Joseph Ackerman continued as Elbit Systems' President and Chief Executive Officer for a period of three years from the Merger closing date, as specified in his employment agreement. The agreement was automatically extended for another three-year period according to its terms. Following termination of Mr. Ackerman's employment, Elron will nominate a candidate for the office of President and Chief Executive Officer, after consulting with the Federmann Group. The President and Chief Executive Officer will be elected by the Board, and his or her appointment is subject to shareholder approval.

         VOTES OF THE BOARD. Except as provided otherwise in our Articles of Association, resolutions of the Board are determined by a simple majority of the members participating in the vote. No member of the Board, including the Chairman, has more than one vote.

         VOTES AT SHAREHOLDERS MEETINGS. The parties coordinate in advance on how they will vote their shares at any of our shareholders meetings. Except as provided above, the parties will vote their shares against any proposed resolution at any shareholders meeting, unless they agree in writing in advance to vote in favor.

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

             (a) sell at least 15% of Elbit Systems' issued share capital, and

             (b) the third party buyer assumes the obligations of the selling party under the Shareholders Agreement.

         The above provisions do not apply to any transfer by a party to a person or entity that it controls or that controls such party or that is under common control with such party. The right of first refusal and tag along rights will also apply to any transfer of shares of Federmann Enterprises or Heris, respectively, if Elbit Systems shares held by such entity at any time constitute in excess of 90% of the total assets of that entity and as a result of such transfer of shares, Federmann Enterprises or Heris, as applicable, ceases to be under the control of the Federmann family.

         PARTICIPATION RIGHTS. The Shareholders Agreement also provides for purchase participation rights. If a party purchases Elbit Systems shares, the other party may participate in this purchase on the same terms as the first party on a pro-rata basis, based on the number of Elbit Systems shares then held by the parties. However, this participation right shall not apply to any purchases made by Elron until Elron's share holdings in Elbit Systems equal those of the Federmann Group.

         PERMITTED SALES. Despite the above restrictions on sales of Elbit Systems shares, each party may sell shares on the TASE in quantities not more, in any calendar quarter, than 1% of Elbit Systems' issued share capital.

         TERMINATION OF THE AGREEMENT. The Shareholders Agreement will remain in effect until the earlier of:

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

         EXPENSES AND INDEMNITY. Other than fees and disbursements of counsel to the shareholders, Elbit Systems agreed to pay all expenses that result from the registration of ordinary shares under the Registration Rights Agreement, all underwriting fees, commissions and discounts connected with the sale of any ordinary shares and any transfer taxes incurred in such sale. Elbit Systems also agreed to indemnify Elron and the Federmann Group against liabilities that may result from misrepresentations or omissions in any registration statement filed under the Registration Rights Agreement or any violation of U.S. federal or state securities laws in connection with any such registration, other than those liabilities caused by any act or omission of such shareholder.


TRANSACTIONS WITH ELRON AND AFFILIATED COMPANIES

         Elbit Systems and RDC, an affiliated company of Elron, are joint owners of Starling. See above - Item 4. Information on the Company - Technology Spin-Offs - Starling.

         DIC, a controlling shareholder of Elron, is a controlling shareholder of Gav Yam Ltd. (Gav Yam), which in turn is a controlling shareholder of Matam - Advanced Technology Center Ltd. (Matam). Elbit Systems entered into agreements with both Gav Yam and Matam in connection with the construction of Elbit Systems' new building in Haifa. See above - Item 4. Information on the Company - Property, Plant and Equipment. These agreements were approved at a general meeting of Elbit Systems' shareholders.

         Under a lease agreement entered into in 1996, Elbit Systems currently leases from Elbit Ltd. approximately 170,000 square feet of office and manufacturing space in Karmiel, Israel. Elbit Ltd. is a wholly-owned subsidiary of Elron. The lease expires in October 2006 and may be terminated earlier by Elbit Systems upon twelve months' prior written notice. The monthly rent is an amount in NIS equal to approximately $0.598 per square foot linked to the U.S. dollar and the U.S. CPI, payable quarterly at the beginning of each quarter. In the event that the area leased is substantially reduced, the monthly rent will be determined by the parties.

         In the ordinary course of business, some subsidiaries and affiliates of Elbit Systems engage in business activities with each other on terms that we believe are comparable to those negotiated between third parties on an arms-length basis.

TRANSACTIONS WITH OFFICERS AND DIRECTORS

         Some members of Elbit Systems' Board are also directors of companies in the Federmann Group or Elron. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. Transactions with officers, directors, key employees and affiliates may require authorization in accordance with the requirements of the Companies Law. See below - Item 10. Additional Information - Approval of Certain Transactions.

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


DIVIDEND DISTRIBUTIONS

         Elbit Systems does not have a declared dividend policy. Our Articles of Association provide that the Board may approve dividend payments to shareholders out of surplus earnings as permitted by applicable law. To date we have consistently paid a quarterly dividend to our shareholders.

         Our dividend payments for the last three full fiscal years were as follows:

         2001                               $0.32 per share
         2002                               $0.34 per share
         2003                               $0.40 per share

ITEM 9.           OFFER AND LISTING.

SHARE LISTINGS AND TRADING PRICES

         Elbit Systems' ordinary shares are quoted on Nasdaq under the symbol "ESLT" and are also listed on the TASE.

         The high and low sale prices for our ordinary shares for the five most recent full financial years are:

                                     NASDAQ                                       TASE (1)
                            HIGH                LOW                       HIGH                LOW
                            ----                ---                       ----                ---
1999                       $18.47              $12.38                    $18.41              $12.17
2000                       $19.38              $11.28                    $19.18              $11.75
2001                       $19.37              $13.72                    $18.77              $15.53
2002                       $19.31              $14.98                    $18.92              $14.32
2003                       $20.00              $14.51                    $20.08              $14.99


         The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the first two subsequent quarters are:

                                                     NASDAQ                                         TASE(1)
                                                     ------                                         -------
                                                HIGH          LOW                             HIGH              LOW
                                                ----          ---                             ----              ---


2002
First Quarter                                 $19.31       $17.30                           $18.28           $17.50
Second Quarter                                $17.79       $15.00                           $17.06           $15.20
Third Quarter                                 $17.11       $15.36                           $16.80           $15.08
Fourth Quarter                                $17.39       $14.69                           $17.24           $14.43



2003
First Quarter                                 $16.84       $14.51                           $17.00           $14.77
Second Quarter                                $20.00       $16.60                           $20.08           $16.39
Third Quarter                                 $19.53       $16.64                           $19.48           $16.43
Fourth Quarter                                $18.88       $15.36                           $18.72           $14.99


2004
First Quarter                                 $19.99       $17.85                           $20.55           $18.01
Second Quarter (through May 31, 2004)         $19.40       $17.88                           $19.47           $17.80

         The monthly high and low sale prices of our ordinary shares for the most recent six months are:

                                               NASDAQ                                        TASE (1)
                                        HIGH                LOW                       HIGH                LOW
                                        ----                ---                       ----                ---
December 2003                         $18.30             $15.36                     $18.06             $14.99
January 2004                          $19.97             $18.03                     $20.55             $18.01
February 2004                         $19.99             $18.17                     $19.98             $18.11
March 2004                            $19.25             $17.85                     $19.31             $17.62
April 2004                            $19.40             $18.14                     $19.47             $17.80
May 2004                              $19.21             $17.88                     $19.25             $18.05

-------------
(1) The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars using the daily representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel.

         As of May 31, 2004, approximately 4.08% of our outstanding ordinary shares was held in the United States by approximately 236 holders registered on the books of our transfer agent.

ITEM 10.          ADDITIONAL INFORMATION.

GENERAL PROVISIONS OF ISRAELI LAW AND RELATED PROVISIONS OF ARTICLES OF ASSOCIATION

         ISRAELI COMPANIES LAW AND REVISED ARTICLES OF ASSOCIATION. The Israel Companies Law - 1999 (the Companies Law) became effective in 2000. It replaced the Israeli Companies Ordinance as the basic corporation law governing Israeli publicly and privately held companies. The Companies Law also mandates specific provisions be included in an Israeli company's articles of association. In 2000, following receipt of the required shareholder approval, Elbit Systems adopted Restated Articles of Association (the Articles of Association), which incorporate, among other provisions, revisions mandated by the Companies Law and the agreements relating to the Merger. See above - Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements Relating to the Merger.

         APPOINTMENT OF DIRECTORS. Elbit Systems' directors are appointed by the shareholders at the annual general shareholders meeting. They hold office until the next annual general shareholders meeting, which is held at least once every calendar year but not more than 15 months after the previous general shareholders meeting. Between annual general shareholders meetings the Board may appoint new directors to fill vacancies, however new External Directors must be elected at a general shareholders meeting as described in "External Directors" below. Appointment of directors is also subject to the terms of the Merger Agreement and the Shareholders' Agreement relating to the Merger. See above -
Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements Relating to the Merger. Under these agreements Elron and the Federmann Group each appoints four members to the Board. The Chairman of the Board is appointed from the Federmann Group nominees. The Articles of Association authorizes a maximum of 17 and a minimum of five directors. However, unless otherwise approved by the Board or a general shareholders meeting or during an interim period following a director's resignation, there are 10 directors, including two External Directors as described in "External Directors" below.

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

         EXTERNAL DIRECTORS. Under the Companies Law publicly held Israeli companies are required to appoint two "External Directors". Among other requirements, External Directors must be unaffiliated with Elbit Systems and our controlling shareholders. External Directors serve for a three-year term that may be extended for an additional three-year term. Any committee of the Board must include at least one External Director. Nathan Sharony and Yaacov Lifshitz currently serve as an External Directors of Elbit Systems, and their terms of office end in March 2005 and July 2006, respectively.

         INTERNAL AUDITOR AND AUDIT COMMITTEE. Publicly held Israeli companies are required to appoint an internal auditor. The main role of the internal auditor is to examine whether the company's activities comply with the law, integrity and orderly business procedure. Publicly held companies are also required to establish an audit committee of the Board of Directors. The audit committee must consist of at least three directors qualified under the Companies Law, including all External Directors. The audit committee and the internal auditor operate in accordance with an audit committee charter that provides the framework for their functions. See above - Item 6. Directors, Senior Management and Employees - Board Practices - Audit Committee.

         OFFICE HOLDERS

         The Companies Law specifies the duty of care and fiduciary duties that an "Office Holder" owes to a company. An Office Holder is defined as a director, general manager, chief business manager, executive vice president, vice president or any other person who fulfills these functions without regard to that person's title or other manager directly under the general manager. Each person listed above in Item 6. Directors and Executive Officers is an Office Holder of Elbit Systems.

         Under the Companies Law, an Office Holder's fiduciary duty includes avoiding any conflict of interest between the Officer Holder's position in the company and his or her personal affairs. The fiduciary duty also includes avoiding any competition with the company and avoiding exploiting any business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company's affairs that the Officer Holder has received due to his or her position as an Office Holder. Under the Companies Law voting agreements among directors are considered a breach of fiduciary duty. In addition, all compensation arrangements between the company and Office Holders who are not directors require approval of the Board.


APPROVAL OF CERTAIN TRANSACTIONS

         APPROVAL PROCEDURES. The Companies Law requires that certain transactions, actions and arrangements, mainly with related parties, be approved as provided for in the Companies Law and in a company's articles of association and in some cases by the audit committee and by the board of directors. Sometimes shareholder approval is also required.

         PERSONAL INTEREST AND EXTRAORDINARY TRANSACTIONS. The Companies Law requires that an Office Holder or a controlling shareholder of a company immediately disclose (and no later than the first board meeting the transaction is discussed) any "Personal Interest" that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. An Office Holder with a personal interest in any such matter that is brought for approval of the audit committee or board of directors may not be present at the meeting where the matter is being approved and may not vote on the matter. "Personal Interest" also includes any interest held by the Office Holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of them. It also includes an interest by any corporation in which the Office Holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An "extraordinary transaction" is other than in the ordinary course of business, other than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities.

         APPROVAL OF TRANSACTIONS

         The Companies Law requires approval by both the Audit Committee and the Board for the following transactions:

         (1) extraordinary transactions with an Office Holder or in which an Office Holder has a Personal Interest;

         (2) material actions or arrangements that may otherwise be considered a breach of fiduciary duty of an Office Holder;

         (3) terms of service of directors, including the grant of indemnification, exemption or insurance and terms of employment of directors in other roles; or

         (4)   exemption from insurance and indemnification of Office Holders.

         Matters referred to in (3) may also require shareholder approval, including, where applicable, a specified percentage of non-interested shareholders.

         Extraordinary transactions with controlling shareholders or extraordinary transactions with another person in which the controlling shareholder has a personal interest require approval by the audit committee, board of directors and general meeting of shareholders by a special majority as provided in the Companies Law.


INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         INSURANCE AND INDEMNIFICATION UNDER THE COMPANIES LAW

         The Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from a breach of the Office Holder's duty of care to the company or to another person. This includes liabilities from the breach of his or her fiduciary duty to the company, to the extent that the Office Holder acted in good faith and had reasonable cause to believe that the act would not prejudice the interests of the company. It also covers monetary liabilities charged against an Office Holder while serving the company.

         The Companies Law also allows a company to indemnify an Office Holder, in advance or retroactively, in connection with his or her activities as an Office Holder. This includes indemnification for monetary liability incurred under a judgment, including a settlement or arbitration decision approved by a court, in an action brought against the Office Holder by a third party. It also includes reasonable litigation expenses, including attorneys' fees, incurred in an action brought against him or her by, or on behalf of, the company or others, or as a result of a criminal charge of which he or she was acquitted or for a criminal charge for which he or she may be found guilty but that does not involve criminal intent.

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

         (2) a breach of his or her fiduciary duty to Elbit Systems, provided that the director or officer acted in good faith and had reasonable cause to assume that his or her act would not harm the interests of Elbit Systems; or

         (3) any other event for which insurance of a director or officer is permitted.

         In addition, Elbit Systems' Articles of Association permit indemnification, retroactively or in advance, of a director or officer against:

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

         The Articles of Association permit the grant of similar indemnification to any person acting as a director or officer of another company in which Elbit Systems is directly or indirectly a shareholder or has any interest.

         Elbit Systems' shareholders approved the grant to members of our Board of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Board for grant to officers of Elbit Systems.

         In April 2004, a general meeting of Elbit Systems' shareholders approved a framework resolution that allows Elbit Systems to purchase directors and officers (D&O) liability insurance that meets the framework resolution's terms. The framework resolution covers a five-year period beginning at the end of the term of the current D&O insurance policy in August 2004, and allows for an aggregate increase of insurance coverage of up to $45,000,000 (from the current level of $30,000,000) for any year covered by the policy. The framework resolution also allows for an increase of up to 25% per year in the D&O insurance premium up to a maximum aggregate of 125% of the current annual premium ($660,000). The Audit Committee and the Board must approve that any purchase of D&O insurance falls within the terms of the framework resolution.



MATERIAL CONTRACTS

         Elbit Systems has not entered into material contracts since June 1, 2002, other than in the ordinary course of business.



EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         Non-residents of Israel may freely hold and trade our ordinary shares under general and specific permits issued under the Israeli Currency Control Law, 1978. Our Memorandum of Association and Articles of Association do not restrict the ownership of ordinary shares by non-residents of Israel. Neither the Memorandum of Association and Articles of Association nor Israeli law restrict the voting rights of non-residents.

         Under the general permit given through the Israeli Currency Control Law, 1978, non-residents of Israel who buy our ordinary shares inside or outside of Israel with any foreign currency are able to receive a number of types of distributions in freely repatriable U.S. dollars or specified other currencies. These distributions include dividends, proceeds from the sale of shares and any amounts payable on the dissolution, liquidation or winding-up of Elbit Systems.

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

         In 2002, the Israeli Parliament approved a law enacting extensive changes to Israel's tax law (the Tax Reform Legislation) generally effective January 1, 2003. Among the key provisions of the Tax Reform Legislation are:

     (i) changes which may result in the imposition of taxes on dividends and interest received by an Israeli company from its foreign subsidiaries; and

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


         EFFECTIVE CORPORATE TAX RATE. Generally, Israeli corporations are subject to a 36% "Company Tax" (which rate maybe reduced to 35% in 2004). Elbit Systems' income tax liability in Israel is based on our unconsolidated earnings and such earnings of our Israeli-based subsidiaries. It is determined in NIS and not in U.S. dollars. Tax liability of non-Israeli subsidiaries is determined according to the law of their countries of residence. As a result, the tax provision in Elbit Systems' consolidated financial statements does not directly relate to income reported on these statements. A portion of Elbit Systems' Israeli operations have been granted "Approved Enterprise" status, as described under "Investment Law" below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. In addition, they are permitted special adjustments in computing taxable income under the Income Tax Law (Inflationary Adjustments), 1985.

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

         An Approved Enterprise is entitled to several benefits, including Israeli Government cash grants and tax benefits. The applicable tax benefits relate only to taxable profits attributable to the specific Approved Enterprise. As of December 31, 2003, Elbit Systems had four and El-Op had four active approved programs eligible for tax benefits. These programs will expire during the years 2004 to 2012.

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

         Effective January 1, 2003, the real capital gains tax rate imposed on the sale of capital assets acquired after that date has been reduced to 25%. Capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held as well as accumulated depreciation.

         CAPITAL GAINS TO A SHAREHOLDER

         Effective January 1, 2003, so long as our ordinary shares are listed on a stock exchange the sale of these shares is subject to a blended tax in which the portion of the gain accrued until December 31, 2002 is exempt from Israeli capital gains tax, and the portion of the real gain accrued from January 1, 2003 until the date of sale is subject to a 15% tax. The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the later case, the capital loss that might be set off is the difference between the adjusted average value and the value of the shares at the date of sale. In addition, since Elbit Systems ordinary shares are traded on the TASE and Nasdaq, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax subject to the provisions of the Israeli tax legislation.

         However, dealers in securities in Israel and companies taxed under the Inflationary Adjustment Law are taxed at regular tax rates applicable to business income.

          INFLATIONARY ADJUSTMENTS. The Income Tax (Inflationary Adjustments) Law, 1985 attempts to overcome some of the problems of a tax system effected by an economy experiencing rapid inflation. This was the case in Israel at the time the law was enacted. Generally, this law provides significant tax deductions and adjustments to depreciation methods, finance income and expenses and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. Elbit Systems' taxable income is determined under this law. However, due to low inflation during 2000 portions of this law were temporarily suspended. In 2001, the provisions of the law were re-implemented since the inflation during the year exceeded 3%. In 2002 inflation during the year exceeded 6%. In 2003 the inflation rate was a negative 1.9%.

         INCOME TAX FOR NON-RESIDENTS OF ISRAEL. Non-residents of Israel are subject to a graduated income tax on income from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), the paying company withholds at source income tax at the rate of 25%, unless a lower rate is applicable under a double taxation treaty. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period. (This limitation does not apply if the company qualifies as a foreign investors' company according to the Investment Law.) These rates are the final tax on dividends for individual and corporate non-residents and for individual Israeli residents. Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income. This includes income from Israeli derived interest, dividends and royalties.

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

ITEM 16.


ITEM 16.A  - AUDIT COMMITTEE FINANCIAL EXPERT

         Yaacov Lifshitz, a member of our Audit Committee, meets the criteria of an "Audit Committee Financial Expert" under the applicable rules and regulations of the SEC, and his designation as the Audit Committee's Financial Expert has been ratified by the Board. Mr. Lifshitz is "independent", as that term is defined in the Nasdaq listing standards.


ITEM 16.B - CODE OF ETHICS

         We have adopted a code of business conduct and ethics that is applicable to all our directors, officers and employees including our principal executive, financial and accounting officers and persons performing similar functions. The code of ethics was approved by our Board and covers areas of professional and business conduct. It is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest. The code of ethics includes a "whistleblower" process to encourage reports of violations. Our code of ethics is posted on our website: www.elbitsystems.com .


ITEM 16.C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

         In the annual general shareholders meeting held in August 2003, our shareholders reappointed Kost Forer Gabbay & Kasierer (Kost), a member of Ernst & Young Global (E&Y), to serve as our independent auditors. We paid to Kost and other E&Y affiliates the following fees for professional services in each of the last two fiscal years:



                                Year Ended December 31
                              2003                  2002
                              ----                  ----
                              (U.S. dollars in thousands)

Audit Fees                    $616                  $556
Audit-Related Fees             $40                   $46
Tax Fees                      $398                  $159
All Other Fees                 $54                   $67
                           -------                 -----
Total                       $1,108                  $828

         "Audit Fees" are the aggregate fees billed for the audit of our annual financial statements. This category also includes services generally provided by the independent auditor, such as statutory audits required by the Office of the Chief Scientist and other Israeli government entities, consents and assistance with and review of documents filed with the SEC. "Audit Related Fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. "Tax Fees" are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice. "Other Fees" relate to permissible services provided by the independent auditors that do not fall into the three above-mentioned categories.

         Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform permitted audit and non-audit services. Under this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a range of specific audit and non-audit services in the categories of Audit Service, Audit-Related Services, Tax Services and other services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. Any proposed services exceeding the maximum pre-approved fees require specific approval by the Audit Committee.


ITEMS 16.D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not yet applicable to Registrant.


ITEMS 16.E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
             PURCHASERS

         Neither Elbit Systems nor any affiliated purchaser purchased any of Elbit Systems' equity securities during 2003.

ITEM 17.    FINANCIAL STATEMENTS.

         Not applicable.



ITEM 18.    FINANCIAL STATEMENTS.

         See Financial Statements attached.


ITEM 19.    EXHIBITS.

         (a)      Index to Financial Statements

                                                                         Page
                                                                         ----
         Independent Auditors' Reports                                    F-2
         Consolidated Balance Sheets at December 31, 2002 and 2003        F-5
         Consolidated Statements of Income                                F-7
         Consolidated Statements of Shareholders' Equity                  F-8
         Consolidated Statements of Cash Flows                            F-10
         Notes to Consolidated Financial Statements                       F-12
         Schedule II - Valuation and Qualifying Accounts                  S-1

         (b)      Exhibits

           1.1      Elbit Systems' Memorandum of Association *
           1.2      Elbit Systems' Restated Articles of Association
           4.1 Spin-off Agreement among Elbit Ltd., Elbit Medical Imaging Ltd. and Elbit Systems **
           4.2 Technology Assignment and Cross License Agreement among Elbit Ltd., Elbit Medical Imaging Ltd.
                    and Elbit Systems **
           4.3      Lease Agreement with Elbit Ltd. **
           4.4 Merger Agreement between Elbit Systems and Elop Electro-Optics Industries Ltd. ***
           4.5 Shareholders Agreement between Elron Electronic Industries Ltd. and the Federmann Group ***
           4.6 Form of Registration Rights Agreement among Elbit Systems, Elron and the Federmann Group ***
           4.7      Elbit Systems' Post Merger Stock Option Plan (Summary in
                    English) *
           8.1 List of material subsidiaries and jurisdictions of incorporation
          10.1      Consent of Kost Forer Gabbay & Kasierer
          31.1 Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

          31.2 Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
          32.1 Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
          32.2 Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
-------------------------------
* Filed as an exhibit to Elbit Systems' Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, which was filed with the Securities and Exchange Commission on April 5, 2001, and incorporated herein by reference.
** Filed as an exhibit to Elbit Systems' Registration Statement on Form 20-F (File No. 0-28998), which was filed with the Securities and Exchange Commission on November 22, 1996, and incorporated herein by reference.
*** Filed as an exhibit to Elbit Systems' Report on Form 6-K for February 2000, which was filed by Elbit Systems with the Securities and Exchange Commission on March 6, 2000, and incorporated herein by reference.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  June 14, 2004


                               ELBIT SYSTEMS LTD.


                               By:  /s/ Joseph Ackerman
                                   -------------------------------------
                                   Name: Joseph Ackerman
                                   Title: President and Chief Executive Officer

                       ELBIT SYSTEMS LTD. AND SUBSIDIARIES
                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                         (In thousands of U.S. dollars)

                                           COLUMN A       COLUMN B        COLUMN C       COLUMN D        COLUMN E
                                                            Additions     Charged to
                                           Balance at      Charged to          Other                     Balance at
              DESCRIPTION                   Beginning       Costs and       Accounts     Deductions          End of
              -----------                   of Period        Expenses     (Describe)     (Describe)          Period
                                            ---------        --------     ----------     ----------          ------

YEAR ENDED DECEMBER 31, 2003:

Deducted from Assets Accounts:
Allowance for Doubtful Accounts......           3,411             908                           458           3,861
Provisions for Additional Work on
Systems and Products Delivered,
Warranties and Expected Losses.......          57,395          20,361                        24,452          53,304

YEAR ENDED DECEMBER 31, 2002:

Deducted from Assets Accounts:
Allowance for Doubtful Accounts......           3,200             459                           248           3,411
Provisions for Additional Work on
Systems and Products Delivered,
Warranties and Expected Losses.......          51,132          34,541                        28,278          57,395

YEAR ENDED DECEMBER 31, 2001:

Deducted from Assets Accounts:
Allowance for Doubtful Accounts......           2,957             270             --             27           3,200
Provisions for Additional Work on
Systems and Products Delivered,
Warranties and Expected Losses.......          44,019          31,345         345(1)         24,577          51,132

--------------------
(1)      Acquisition of subsidiaries

                                  EXHIBIT INDEX

           1.1      Elbit Systems' Memorandum of Association *
           1.2      Elbit Systems' Restated Articles of Association
           4.1 Spin-off Agreement among Elbit Ltd., Elbit Medical Imaging Ltd. and Elbit Systems **
           4.2 Technology Assignment and Cross License Agreement among Elbit Ltd., Elbit Medical Imaging Ltd.
                    and Elbit Systems **
           4.3      Lease Agreement with Elbit Ltd. **
           4.4 Merger Agreement between Elbit Systems and Elop Electro-Optics Industries Ltd. ***
           4.5 Shareholders Agreement between Elron Electronic Industries Ltd. and the Federmann Group ***
           4.6 Form of Registration Rights Agreement among Elbit Systems, Elron and the Federmann Group ***
           4.7      Elbit Systems' Post Merger Stock Option Plan (Summary in
                    English) *
           8.1 List of material subsidiaries and jurisdictions of incorporation
          10.1      Consent of Kost Forer Gabbay & Kasierer
          31.1 Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
          31.2 Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
          32.1 Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
          32.2 Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

-------------------------------
* Filed as an exhibit to Elbit Systems' Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, which was filed with the Securities and Exchange Commission on April 5, 2001, and incorporated herein by reference.
** Filed as an exhibit to Elbit Systems' Registration Statement on Form 20-F (File No. 0-28998), which was filed with the Securities and Exchange Commission on November 22, 1996, and incorporated herein by reference.
*** Filed as an exhibit to Elbit Systems' Report on Form 6-K for February 2000, which was filed by Elbit Systems with the Securities and Exchange Commission on March 6, 2000, and incorporated herein by reference.

                    ---------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
                    ---------------------------------------




                        CONSOLIDATED FINANCIAL STATEMENTS
                             as of December 31, 2003
                             -----------------------
                                (In U.S. dollars)

                    ---------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
                    ---------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                             as of December 31, 2003
                                (In U.S. dollars)


                                 C O N T E N T S


                                                                       Page
                                                                       ----

REPORT OF INDEPENDENT AUDITORS                                        2 - 4

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                         5 - 6

  Consolidated Statements of Income                                     7

  Statements of Changes in Shareholders' Equity                       8 - 9

  Consolidated Statements of Cash Flows                              10 - 11

  Notes to the Consolidated Financial Statements                     12 - 58










                                  # # # # # # #

[ERNST & YOUNG LOGO]



                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 19a. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003, and the consolidated results of their operations and cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible assets".


                                              Kost Forer Gabbay & Kasierer
                                          A member of Ernst & Young Global

Haifa, Israel
March 9, 2004

[ERNST & YOUNG LOGO]

REPORT OF INDEPENDENT AUDITORS


To the Shareholders of Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheet of Elbit Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Elbit Systems Ltd. As of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 24, 2002, expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and the consolidated results of their operations and cash flows fro the year then ended in conformity with accounting principles generally accepted in the United States.

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

                                               LUBOSHITZ KASIERER
                              AN AFFILIATE MEMBER OF ERNST & YOUNG INTERNATIONAL



Haifa, Israel
March 10, 2003

This is a copy of the previously issued Independent Public Account's report of Arthur Andersen. The report has not been reissued by Arthur Andersen.

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

                                                 Luboshitz Kasierer
                                                  Arthur Andersen

Haifa, Israel
March 24, 2002


                                                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands)


                                                                                        December 31,
                                                                               --------------------------------
                                                                   Note            2003              2002
                                                                -----------    --------------    --------------
CURRENT ASSETS:
Cash and cash equivalents                                                      $      76,156     $      76,280
Short-term bank deposits                                                                 690             1,650
Trade receivables, net                                             (3)               203,281           225,773
Other receivables and prepaid expenses                             (4)                48,363            42,698
Inventories, net of advances                                       (5)               249,225           220,399
                                                                               --------------    --------------
Total current assets                                                                 577,715           566,800
                                                                               --------------    --------------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and
    partnership                                                    (6A)               26,478            21,947
Investments in other companies                                     (6B)               11,745            11,104
Long-term trade receivables                                                              393            20,859
Long-term bank deposits and loan                                   (7)                 1,954             3,686
Severance pay fund                                                 (2N)               76,218            67,024
                                                                               --------------    --------------
                                                                                     116,788           124,620
                                                                               --------------    --------------

PROPERTY, PLANT AND EQUIPMENT,
  NET                                                              (8)               229,221           202,961
                                                                               --------------    --------------



OTHER ASSETS, NET:                                                 (9)
Goodwill                                                                              32,576            32,162
Know-how and other intangible assets, net                                             67,436            73,607
                                                                               --------------    --------------
                                                                                     100,012           105,769
                                                                               --------------    --------------
                                                                               $   1,023,736     $   1,000,150
                                                                               ==============    ==============


              The accompanying notes are an integral part of the consolidated financial statements



                                                                            ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

                                                                                         December 31,
                                                                               ---------------------------------
                                                                   Note            2003               2002
                                                                -----------    --------------    ---------------
CURRENT LIABILITIES:
Short-term bank credit and loans                                   (10)        $       8,509     $      24,302
Current maturities of long-term loans                              (13)                6,818             6,613
Trade payables                                                                       107,545            82,094
Other payables and accrued expenses                                (11)              156,527           141,304
Customers advances and amounts in excess of
  costs incurred on contracts in progress                          (12)               99,618           106,467
                                                                               --------------    ---------------
Total current liabilities                                                            379,017           360,780
                                                                               --------------    ---------------

LONG-TERM LIABILITIES:
Long-term loans                                                    (13)               62,038            73,173
Advances from customers                                            (12)                7,592            40,411
Deferred income taxes                                             (15E)               24,916            24,735
Accrued severance pay                                            (14,2N)              93,979            84,973
                                                                               --------------    ---------------
                                                                                     188,525           223,292
                                                                               --------------    ---------------
COMMITMENTS  AND CONTINGENT
  LIABILITIES                                                      (16)

MINORITY INTERESTS                                                                     4,115             4,717
                                                                               --------------    ---------------

SHAREHOLDERS' EQUITY                                               (17)
Share capital

Ordinary shares of New Israeli Shekels (NIS)
  1 par value;
Authorized -  80,000,000   shares as of
  December 31, 2003 and 2002;
Issued - 39,746,125 and 39,212,328 shares as
  of December 31, 2003 and 2002, respectively;
Outstanding - 39,337,304 and 38,803,507
  shares as of December 31, 2003 and 2002,
  respectively                                                                        11,273            11,154
Additional paid-in capital                                                           259,033           248,387
Accumulated other comprehensive loss                                                  (3,992)           (2,882)
Retained earnings                                                                    190,086           159,023
Treasury shares - 408,821 shares as of
  December 31, 2003 and 2002                                                          (4,321)           (4,321)
                                                                               --------------    ---------------
                                                                                     452,079           411,361
                                                                               --------------    ---------------

                                                                               $   1,023,736     $   1,000,150
                                                                               ==============    ===============

              The accompanying notes are an integral part of the consolidated financial statements


                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

                                                                                   Year ended December 31,
                                                                Note         2003           2002           2001
                                                                ----         ----           ----           ----
Revenues                                                        (18)         $897,980       $827,456      $764,501
Cost of revenues                                                              673,561        605,313       553,957
                                                                             --------       --------      --------
  Gross profit                                                                224,419        222,143       210,544
                                                                             --------       --------      --------

Research and development costs, net                             (19)           54,919         57,010        58,759
Marketing and selling expenses                                                 69,943         65,691        54,876
General and administrative expenses                                            46,077         41,651        43,216
                                                                             --------       --------      --------
                                                                              170,939        164,352       156,851
                                                                             --------       --------      --------

  Operating income                                                             53,480         57,791        53,693

Financial expenses, net                                         (20)           (4,870)        (3,035)       (2,617)
Other income (expenses), net                                    (21)              903           (462)          774
                                                                             --------       --------      --------
Income before taxes on income                                                  49,513         54,294        51,850
Taxes on income                                                 (15)           11,334          9,348        11,003
                                                                             --------       --------      --------
                                                                               38,179         44,946        40,847
Equity in net earnings (losses) of affiliated companies and
  partnership                                                                   7,209            675          (598)
Minority interests in losses (earnings) of
  subsidiaries                                                                    557           (508)          547
                                                                             --------       --------      --------
  Net income                                                                 $ 45,945        $45,113       $40,796
                                                                             ========       ========      ========

Earnings per share                                              (17G)
Basic net earnings per share                                                 $   1.18       $   1.17      $   1.07
                                                                             ========       ========      ========
Diluted net earnings per share                                               $   1.14       $   1.13      $   1.04


                The accompanying notes are an integral part of the consolidated financial statements



                                                                          ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

                                                                                                  Accumulated
                                          Number of                            Additional            other
                                         outstanding           Share             paid-in          comprehensive
                                            shares            capital            capital               loss
                                         -------------      ------------       ------------      ----------------
Balance as of January 1, 2001             37,811,398         $    10,916        $   235,462        $          -
Exercise of options                          585,860                 138              3,162                   -
Tax benefit in respect of options
  exercised                                        -                   -              1,363                   -
Adjustment to capital reserve                      -                   -             (3,874)                  -
Amortization of stock based
  compensation                                     -                   -              8,512                   -
Purchase of treasury shares                  (66,986)                  -                  -                   -
Dividends paid                                     -                   -                  -                   -
Net income                                         -                   -                  -                   -
                                          ----------         -----------        -----------         -----------

Balance as of  December 31, 2001          38,330,272              11,054            244,625                   -
Exercise of options                          473,235                 100              4,040                   -
Tax benefit in respect of options
  exercised                                        -                   -                648                   -
Amortization of stock based
  compensation                                     -                   -               (926)                  -
Dividends paid                                     -                   -                  -                   -
Comprehensive income (loss):
Minimum pension liability                          -                   -                  -              (2,882)
Net income                                         -                   -                  -                   -
                                          ----------         -----------        -----------         -----------
  Total comprehensive income

Balance as of December 31, 2002           38,803,507         $    11,154        $   248,387         $    (2,882)
                                          ==========         ===========        ===========         ===========


                                                                                  Total           Total other
                                             Retained         Treasury        shareholders'      comprehensive
                                             earnings          shares            equity             income
                                            ------------    -------------    --------------    ----------------
Balance as of January 1, 2001             $  97,963          $  (3,613)         $ 340,728
Exercise of options                               -                  -              3,300
Tax benefit in respect of options
  exercised                                       -                  -              1,363
Adjustment to capital reserve                     -                  -             (3,874)
Amortization of stock based
  compensation                                    -                  -              8,512
Purchase of treasury shares                       -               (708)              (708)
Dividends paid                              (12,132)                 -            (12,132)
Net income                                   40,796                  -             40,796          $  40,796
                                          ---------          ---------          ---------          ---------
  Total comprehensive income                                                                       $  40,796
                                                                                                   =========

Balance as of  December 31, 2001            126,627             (4,321)           377,985
Exercise of options                               -                  -              4,140
Tax benefit in respect of options
  exercised                                       -                  -                648
Amortization of stock based
  compensation                                    -                  -               (926)
Dividends paid                              (12,717)                 -            (12,717)
Comprehensive income (loss):
Minimum pension liability                         -                  -             (2,882)         $  (2,882)
Net income                                   45,113                  -             45,113             45,113
                                          ---------          ---------          ---------          ---------
  Total comprehensive income                                                                       $  42,231
                                                                                                   =========
Balance as of December 31, 2002           $ 159,023          $  (4,321)         $ 411,361
                                          =========          =========          =========

             The accompanying notes are an integral part of the consolidated financial statements


                                                                           ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)
------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

                                                                                                               Accumulated
                                                            Number of                       Additional            other
                                                           outstanding         Share          paid-in         comprehensive
                                                              shares          capital         capital             loss
                                                           -------------    ------------    ------------    ----------------
Balance as of December 31, 2002                            38,803,507      $     11,154     $    248,387     $     (2,882)
Exercise of options                                           533,797               119            5,147                -
Tax benefit in respect of
  options exercised                                                 -                 -              758                -
Amortization of stock based
  compensation                                                      -                 -            4,741                -
Dividends paid                                                      -                 -                -                -
Comprehensive income (loss):
Unrealized gains on derivative
  instruments                                                       -                 -                -             (578)
Foreign currency translation differences                            -                 -                -              340
Minimum pension liability                                           -                 -                -             (872)
Net income                                                          -                 -                -                -
                                                         ------------      ------------     ------------     ------------
Total comprehensive income


Balance as of December 31, 2003                            39,337,304      $     11,273     $    259,033     $     (3,992)
                                                         ============      ============     ============     ============

Accumulated other comprehensive loss
------------------------------------
Accumulated gains on derivative instruments                                                                  $       (578)
Accumulated foreign currency translation differences                                                                  340
Accumulated minimum pension liability                                                                              (3,754)
                                                                                                             ------------
Accumulated other comprehensive loss
  as of December 31, 2003                                                                                    $     (3,992)
                                                                                                             ============


                                                                                        Total           Total other
                                               Retained           Treasury          shareholders'      comprehensive
                                               earnings            shares              equity             income
                                              ------------      -------------      --------------    ----------------

Balance as of December 31, 2002                $ 159,023          $  (4,321)         $ 411,361
Exercise of options                                    -                  -              5,266
Tax benefit in respect of
  options exercised                                    -                  -                758
Amortization of stock based
  compensation                                         -                  -              4,741
Dividends paid                                   (14,882)                 -            (14,882)
Comprehensive income (loss):
Unrealized gains on derivative
  instruments                                          -                  -               (578)           $    (578)
Foreign currency translation differences               -                  -                340                  340
Minimum pension liability                              -                  -               (872)                (872)
Net income                                        45,945                  -             45,945               45,945
                                               ---------          ---------          ---------            ---------
Total comprehensive income                                                                                $  44,835
                                                                                                          =========
Balance as of December 31, 2003                $ 190,086          $  (4,321)         $ 452,079
                                               =========          =========          =========



                   The accompanying notes are an integral part of the consolidated statements.


                                                                                             ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                                                         Year ended December 31,
                                                                                                         -----------------------
                                                                                                     2003        2002          2001
                                                                                                     ----        ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                                   $  45,945    $  45,113    $  40,796
  Adjustments required to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                                   37,890       32,937       32,865
   Amortization of deferred stock based compensation                                               4,741         (926)       8,512
  Deferred income taxes, net                                                                          35       (5,620)      (2,694)
  Accrued severance pay, net                                                                      (1,240)       6,260         (633)
  Gain (loss) on sale of property, plant and equipment                                              (915)         743         (327)
  Tax benefit in respect of options exercised                                                        758          648        1,363
  Minority interests in earnings (losses) of subsidiaries                                           (557)         508         (547)
  Equity in net losses (earnings)  of affiliated companies and partnership, net of
   dividend received (*)                                                                          (4,995)        (675)         598
Changes in operating assets and liabilities:
  Decrease (increase) in short and long-term receivables and prepaid expenses                     45,297       58,554       (9,963)
  Increase in inventories                                                                        (38,651)     (55,106)     (72,165)
  Increase (decrease) in trade payable, other payables and accrued expenses                       32,147      (19,321)      37,004
  Increase (decrease) in advances received from customers                                        (27,855)      42,999        6,489
  Settlement of royalties with the Office of the Chief Scientist                                  (1,581)       9,197            -
  Other adjustments                                                                                  337          683         (117)
                                                                                               ---------    ---------    ---------
  Net cash provided by operating activities                                                       91,356      115,994       41,181
                                                                                               ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                                      (61,287)     (46,003)     (45,244)
  Investment grants received for property, plant and equipment                                         -          119        1,334
  Acquisition of subsidiaries and businesses  (Schedule A)                                        (2,458)      (5,280)      (3,344)
  Investments in affiliated companies and subsidiaries                                            (1,049)      (1,681)        (801)
  Proceeds from sale of property, plant and equipment                                              5,815          956        3,010
  Grant of long-term loan                                                                              -         (714)           -
  Repayment of long-term loan                                                                      2,400            -            -
  Repayment of short-term loan                                                                         -        1,371            -
  Investment in long-term bank deposits                                                           (1,750)      (1,228)      (1,872)
  Proceeds from sale of long-term bank deposits                                                    3,568        1,689        2,322
  Short-term bank deposits, net                                                                      960         (204)         (57)
                                                                                               ---------    ---------    ---------
  Net cash used in investing activities                                                          (53,801)     (50,975)     (44,652)
                                                                                               ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of options                                                                5,266        4,140        3,300
  Repayment of long-term credit for purchase of a building                                             -            -       (3,000)
  Purchase of treasury  shares                                                                         -            -         (708)
  Repayment of long-term bank loans                                                              (27,066)      (3,249)     (13,049)
  Proceeds from long-term bank loans                                                              10,000        2,233       25,444
  Dividends paid                                                                                 (14,882)     (12,717)     (12,132)
  Change in short-term bank credit and  loans, net                                               (10,997)     (19,729)      (6,517)
                                                                                               ---------    ---------    ---------
  Net cash used in financing activities                                                          (37,679)     (29,322)      (6,662)
                                                                                               ---------    ---------    ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                (124)      35,697      (10,133)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                            76,280       40,583       50,716
                                                                                               ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                               $  76,156    $  76,280    $  40,583
                                                                                               =========    =========    =========
(*) Dividend received                                                                          $   2,214    $       -    $       -
                                                                                               =========    =========    =========

                       The accompanying notes are an integral part of the consolidated financial statements.


                                                                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
-------------------------------------------------------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                                                Year ended December 31,
                                                                                                -----------------------
                                                                                          2003            2002            2001
                                                                                          ----            ----            ----
SUPPLEMENTAL CASH FLOWS INFORMATION:
     Cash paid during the year for:
     Income taxes                                                                      $ 14,666        $ 21,730        $  9,469
                                                                                       ========        ========        ========
     Interest                                                                          $  4,034        $  2,947        $  6,649
                                                                                       ========        ========        ========

SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities  assumed at the date of acquisition was as follows:
     Working capital deficiency (excluding cash and cash equivalents)                  $    657       $       -        $    888
     Property, plant and equipment                                                         (249)           (275)         (1,886)
     Goodwill, know-how and other intangible assets                                      (1,334)         (5,078)         (3,800)
     Deferred income taxes                                                               (1,765)              -               -
     Long-term liabilities                                                                  198               -           1,454
     Minority interest                                                                       35               -               -
                                                                                       --------        --------        --------
                                                                                         (2,458)         (5,353)         (3,344)
     Less short-term debt incurred on acquisition                                             -              73               -
                                                                                       --------        --------        --------
                                                                                       $ (2,458)       $ (5,280)       $ (3,344)
                                                                                       ========        ========        ========


    (*) AEL in 2001 (see Note 1C). Defense systems division of Elron Telesoft in 2002 (see Note 1D). In 2003 OIP (see Note 1E) and AD&D (see Note
         1F).

                     The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1   -    GENERAL

              A. Elbit Systems Ltd. (the "Company") is an Israeli corporation, 30% owned by the Federmann Group and 20% owned by Elron Electronic Industries Ltd. ("Elron"). The Company's shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq National Market in the United States. The Company and its subsidiaries (the "Group") are engaged mainly in the field of defense electronics. The Company's principal wholly owned subsidiaries are EFW Inc. ("EFW") and Elop Electro-Optics Industries Ltd. ("El-Op").

              B. A majority of the Group's revenues were derived in recent years from direct or indirect sales to governments or to government agencies. As a result, a substantial portion of the Group's sales is subject to the special risks associated with sales to governments or to government agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Group products and for its suppliers. As for a major customer refer to Note 18C.

              C. In 2001, the Company acquired a 62.5% interest in Aeroeletronica - Industria de Componentes Avionicos S.A. ("AEL"), a Brazilian company located in Porto Alegre, for approximately $3,450 in cash. In July 2002, the Company acquired the remaining 37.5% interest for an additional $900 in cash. The consideration paid included approximately $1,200 held in escrow, pending final resolution of certain liabilities and contingencies of AEL to be resolved over a period of five years following the acquisition. The excess of cost over the fair value of net liabilities acquired of approximately $6,700 was allocated to land ($1,200) and identifiable intangible assets ($5,500), to be amortized over a period of 8 years.

                    AEL serves as a center for the production and logistics support of defense electronics for programs in Brazil.

                    The results of AEL's  operations  have been  included in the
                    consolidated   financial   statements   from   the  date  of
                    acquisition.

                    Pro forma information in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS No. 141") has not been provided, since the revenues and net income of AEL were not material in relation to total consolidated revenues and net income for the year 2001.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1   -    GENERAL (Cont.)

              D. In January 2002, the Company acquired from Elron Telesoft Inc. and its subsidiaries ("Elron Telesoft") the assets and the business of the Defense Systems Division of Elron Telesoft ("the Government Division") in consideration for $5,700 in cash. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $5,100 was allocated to technology and other intangible assets to be amortized over a weighted average period of 3 years.

                    The Government Division is engaged mainly in the development of communication systems, information technology and image intelligence processing for defense and military applications.

                    The results of the Government Division have been included in the consolidated financial statements from the first quarter of 2002.

                    Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Government Division were not material in relation to total consolidated revenues and net income for the years 2001 and 2002.

              E. In June 2003, the Company (through El-Op) acquired all of the outstanding Ordinary shares of Optronics Instruments & Products N.V. (O.I.P.), a company registered in Belgium, in consideration for $1,846 in cash. The acquisition was accounted for by the purchase method of accounting.

                    O.I.P. develops, manufactures and supports electro-optical products, mainly for the defense and space markets.

                    The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition as estimated by the Company:

                    Current assets                          $  6,896
                    Property and equipment                       168
                    Deferred tax assets                        1,700
                                                            --------
                       Total assets acquired                   8,764

                    Current liabilities                       (6,918)
                                                            --------
                    Net assets acquired                     $  1,846
                                                            ========

                    The results of O.I.P.'s operations have been included in the
                    consolidated   financial   statements   from   the  date  of
                    acquisition.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1   -    GENERAL (Cont.)

                    Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of O.I.P. were not material in relation to total consolidated revenues and net income for the years 2001, 2002 and 2003.

              F. In July 2003, the Company acquired approximately 54% of the outstanding shares of Aero Design Development Ltd. ("AD&D") an Israeli company in consideration for $1,406 in cash. The acquisition was accounted for by the purchase method of accounting.

                    AD&D develops, manufactures and builds airborne models and other engineered products.

                    The purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,334 was allocated to know-how ($1,000) to be amortized by the straight-line method over a period of 10 years and to goodwill ($334).

                    The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition as estimated by the Company:

                    Current assets                          $     604
                    Property and equipment                         81
                    Know-how and goodwill                       1,334
                    Deferred tax assets                            65
                                                            ---------
                       Total assets acquired                    2,084

                    Current liabilities                          (445)
                    Long-term liabilities                        (198)
                    Minority interest                             (35)
                                                            ---------
                    Net assets acquired                     $   1,406
                                                            =========

                    The results of AD&D.'s  operations have been included in the
                    consolidated   financial   statements   from   the  date  of
                    acquisition.

                    Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of AD&D were not material in relation to total consolidated revenues and net income for the years 2001, 2002 and 2003.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES

              The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 23.

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

              B.    FINANCIAL STATEMENTS IN U.S. DOLLARS

                    The Company's revenues are generated mainly in U.S. dollars. In addition, most of the Company's costs are incurred in U.S. dollars. The Company's management believes that the
                    U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

                    Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52 "Foreign Currency Translation". All exchange gain and losses from the remeasurement mentioned above are reflected in the statement of income in financial income or expenses.

                    For those foreign subsidiaries whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              C.    PRINCIPLES OF CONSOLIDATION

                    The consolidated  financial  statements include the accounts
                    of  the   Company   and  its   wholly   and   majority-owned
                    subsidiaries.

                    The consolidated subsidiaries include El-Op, EFW and other Israeli and non-Israeli subsidiaries.

                    Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

              D.    CASH EQUIVALENTS

                    Cash equivalents, are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of acquisition.

              E.    SHORT-TERM BANK DEPOSITS

                    Short-term  bank  deposits are deposits  with  maturities of
                    more  than  three  months  but  less  than  one  year.   The
                    short-term bank deposits are presented at their cost.

              F.    INVENTORIES

                    Inventories   are  stated  at  the  lower  of  cost  or  net
                    realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

                    Cost is determined as follows:

                    -    Raw materials using the average cost method.

                    - Costs incurred on long-term contracts in progress represent recoverable costs incurred for production, allocable operating overhead and, where appropriate, research and development costs (refer to Note 2Q).

                    Advances from customers are allocated to the applicable contract inventories and are reflected as an offset against the related inventory balances.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

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

                    Investments in companies and partnership over which the Group can exercise significant influence (generally, entities in which the Group holds between 20% and 50% of voting rights) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Group, were eliminated. The Group discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

                    Certain investments are accounted for under the hypothetical liquidation method. For these investments, the Group applies Emerging Issues Task Force ("EITF 99-10"), "Percentage Used to Determine the Amount of Equity Method Losses", according to which the Group recognizes equity method losses based on the ownership level of the particular investee security or loan held by the Group to which the equity method losses are being applied.

                    The Group's  investments  in  affiliates  are  reviewed  for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2003, based on management's most recent analyses, no impairment losses have been identified.

              H.    LONG-TERM TRADE RECEIVABLES

                    Long-term trade receivables from extended payment agreements are recorded at their estimated present values (determined based on the original rates of interest).

              I.    LONG-TERM BANK DEPOSITS

                    Bank deposits with maturities of more than one year are presented at cost including accumulated interest.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              J.    PROPERTY, PLANT AND EQUIPMENT

                    Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Group's own use, cost includes materials, labor and overhead, but not in excess of the fair value of the equipment. Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

                                                               %
                                                             -----
                    Buildings                                  2-4  (mainly 4%)
                    Instruments, machinery and equipment     10-33
                    Office furniture and other                6-33
                    Motor vehicles                           15-20  (mainly 15%)

                    Land rights and leasehold improvements - over the term of the lease.

              K.    IMPAIRMENT OF LONG-LIVED ASSETS

                    The Group's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2003, no impairment losses have been identified.

              L.    OTHER ASSETS

                    Intangible assets subject to amortization arose from acquisitions prior to July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17, "Intangible Assets" ("APB No. 17").

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              L.    OTHER ASSETS (CONT.)

                    Intangible assets acquired in a business combination for which date is on or after July 1, 2001, are being amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statements of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142").

              M.    GOODWILL

                    Goodwill represents excess of the cost of acquired entities over the net fair values of the assets acquired and liabilities assumed. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 10 - 20 years. Under SFAS No. 142, such goodwill shall no longer be amortized effective as of January 1, 2002. Goodwill acquired in a business combination on or after July 1, 2001 is not amortized.

                    SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value exceeds the fair value, impairment is measured by comparing the implied fair value of goodwill to its carrying value. Fair value of a reporting unit is determined using discounted cash flows. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units. As of December 31, 2003, no impairment losses have been identified.

                    The adoption of SFAS 142 did not affect the financial position and results of operations of the Group as of January 1, 2002.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              N.    SEVERANCE PAY

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

                    Severance pay expenses for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $11,491, $10,138 and $8,097, respectively.

              O.    REVENUE RECOGNITION

                    The Group generates revenues from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products. Revenues from long-term contracts are recognized based on Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production - Type Contracts" ("SOP 81-1") on the percentage of completion method.

                    Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage of completion basis, generally using units of delivery as the measurement basis for effort accomplished. Estimated contract profit is included in earnings in proportion to recorded sales.

                    Sales under certain long-term fixed-price contracts which, among other things require a significant amount of development effort in relation to total contract value, are recorded using the cost-to-cost method of accounting where sales and profit are recorded based on the ratio of costs incurred to estimated total costs at completion but not before the Group achieves certain milestones. As for research and development costs accounted for as contract costs refer to Note 2Q.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              O.    REVENUE RECOGNITION (CONT.)

                    Sales under long-term fixed-price development and production type contracts are recorded on a percentage of completion basis using cost-to-cost method and units of delivery method, as applicable.

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

                    The Group believes that the use of the percentage of completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract. Anticipated losses on contracts are charged to earnings when identified.

                    Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              P.    WARRANTY

                    The Group estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Group does business. Factors that affect the Group's warranty liability include the number of delivered units, engineering estimates and anticipated rates of warranty claims. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

                    Changes in the Group's provision for warranty during the year are as follows:

                    Balance, at January 1, 2003                  $ 8,541
                    Warranties issued during the year              4,491
                    Warranties forfeited or exercised
                      during the year                             (3,340)
                                                                 -------

                    Balance, at December 31, 2003                $ 9,692
                                                                 =======

              Q.    RESEARCH AND DEVELOPMENT COSTS

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

                    Certain Group companies in Israel receive grants (mainly royalty-bearing) from the Government of Israel and from other sources for the purpose of funding approved research and development projects. These grants are recognized at the time the applicable company is entitled to such grants on the basis of the costs incurred and are presented as a deduction from research and development costs.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              R.    INCOME TAXES

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

              S.    CONCENTRATION OF CREDIT RISKS

                    Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

                    The majority of the Group's cash and cash equivalents and deposits are invested in dollar instruments with major banks in Israel and in the U.S. Management believes that the financial institutions that hold the Group investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

                    The Group's trade receivables are derived primarily from sales to large and solid customers and governments located mainly in Israel, the United States and Europe. The Group performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses except for a one time loss in 2002 of approximately $4,600 due to the insolvency of one of the Group's customers. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              T.    DERIVATIVE FINANCIAL INSTRUMENTS

                    Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must  designate  the  hedging  instrument,  based  upon  the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operations.

                    For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain and loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

                    The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other income/expense in current earnings during the period of change.

                    For derivative instruments not designated as hedging instruments, the gain or loss is recognized in other income/expense in current earnings during the period of change.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              T.    DERIVATIVE FINANCIAL INSTRUMENTS (CONT.)

                    As part of its fair value hedging strategy the Group enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The purpose of the Group's foreign currency hedging activities is to protect the Group from risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

                    In addition, in order to ensure the dollar value of certain assets and liabilities, the Group has enters into forward exchange contracts.

                    As part of its cash flows hedging strategy the Group enters into forward exchange contracts to hedge forecasted salary expenses denominated in currency other than the U.S. dollar.

                    As of December 31, 2003, the Group had forward contracts with notional value of approximately $27,500 to purchase and sell foreign currencies. The Group also had options to hedge future cash flow in the amount of $24,000. The forward contracts and the options mature in 2004.

                    The fair value of the foreign exchange contracts as of December 31, 2003 amounted to $1,113. The fair value of the options as of December 31, 2003 is minimal.

              U.    STOCK-BASED COMPENSATION

                    The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 ("FIN No. 44") "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB No. 25, compensation expense is recognized based on the intrinsic value method where by compensation expense is equal to the excess if any of the quoted market price of the stock at the grant date of the award or other measurement date, over the amount an employee must pay to acquire the stock. The Company recognizes the expense over the vesting period of the award.

                    In respect of phantom share options, the Company applies variable stock compensation accounting (See Note 17C).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              U.    STOCK-BASED COMPENSATION (CONT.)

                    The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - transition and disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

                    Pro forma information regarding the Company's net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

                    The fair value for options granted in 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                 2003       2002        2001
                                                 ----       ----        ----
                    Divided yield               2.19%       1.99%       2.03%
                    Expected volatility        19.03%      21.90%      33.80%
                    Risk-free interest          1.20%       1.34%       2.00%
                    Expected life of up to    6 years     6 years     6 years

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              U.    STOCK-BASED COMPENSATION (CONT.)

                    Pro forma information under SFAS No.123 is as follows:

                                                                             Year ended December 31,
                                                                      2003            2002             2001
                                                                  -------------    ------------    -------------
              Net income  as reported                               $ 45,945         $ 45,113         $   40,796
               Add - Stock based compensation
                         expense (income), net of related
                         tax effects as reported (intrinsic
                         method)                                       3,793             (741)             6,810
               Deduct - Stock based compensation
                         expense under fair value based
                         method of  SFAS 123 net of
                         related tax effects                         (2,956)          (2,956)            (2,932)
                                                                    --------         --------         ----------
               Pro forma net income                                 $ 46,782         $ 41,416         $   44,674
                                                                    ========         ========         ==========

              Net earnings per share:
               Basic net earnings per share as reported             $   1.18         $   1.17         $     1.07
                                                                    ========         ========         ==========

              Diluted net earnings per share as reported            $   1.14         $   1.13         $     1.04
                                                                    ========         ========         ==========

              Pro forma basic net earnings per share                $   1.20         $   1.08         $     1.18
                                                                    ========         ========         ==========

              Pro forma diluted net earnings per share              $   1.16         $   1.04         $     1.14
                                                                    ========         ========         ==========

              V.    FAIR VALUE FINANCIAL INSTRUMENTS

                    The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

                    Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

                    The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              V.    FAIR VALUE FINANCIAL INSTRUMENTS (CONT.)

                    It was not practicable to estimate the fair value of the Group's investments in shares of non-public companies that are accounted for under the cost method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies were $11,104 and $11,745 as of December 31, 2002 and 2003, respectively, and represent the original cost of acquisition.

              W.    BASIC AND DILUTED NET EARNINGS PER SHARE

                    Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with SFAS No. 128 "Earnings Per Share". Outstanding stock options are excluded from the calculation of the diluted net earnings per Ordinary share when such securities are anti-dilutive. In all the years presented no stock options were excluded.

              X.    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                    In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

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

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              X.    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

                    provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The adoption of FIN No. 45 did not have a material impact on the Group's results of operations or financial position.

                    In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes". The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company's consolidated financial position, cash flows or results of operations.

                    In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101, "Revenue Recognition", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB NO. 104 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

                    In 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). In December 2003, the FASB revised FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying Variable Interest Entities ("VIE's") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              X.    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

                    In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities, without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about the entity's activities, or
                    (3) has a group of equity owners that do not have the obligation to absorb the entity's losses or the right to receive returns generated by its operations. FIN 46 requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

                    The Group is currently evaluating the effects of this interpretation in respect of its investments. It is possible that some of its unconsolidated investees may be considered as VIEs in accordance with the interpretation. Accordingly, if it is determined that the Group is the primary beneficiary of a VIE, the Group will be required to consolidate the financial statements of such VIE with its own financial statements commencing in the first quarter of 2004.

              Y.    RECLASSIFICATIONS

                    Certain  financial  statement  data for prior years has been
                    reclassified   to  conform  with   current  year   financial
                    statement presentation.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 3   -    TRADE RECEIVABLES, NET

              Trade receivables

                                                              December 31,
                                                         ---------------------
                                                          2003          2002
                                                          ----          ----
              Open accounts (*)                          $170,287     $185,997
              Unbilled receivables                         36,855       43,187
              Less - allowance for doubtful accounts       (3,861)      (3,411)
                                                         --------     --------
                                                         $203,281     $225,773
                                                         ========     ========
              (*)  Includes affiliated companies         $  6,668     $  9,647
                                                         ========     ========

Note 4   - OTHER RECEIVABLES AND PREPAID EXPENSES

                                                              December 31,
                                                         ---------------------
                                                          2003          2002
                                                          ----          ----
              Prepaid expenses                           $ 14,310     $ 12,244
              Government departments                        5,826        5,915
              Employees                                       513        1,029
              Deferred income taxes                        21,908       19,997
              Others                                        5,806        3,513
                                                         --------     --------
                                                         $ 48,363     $ 42,698
                                                         ========     ========

Note 5   - INVENTORIES, NET OF ADVANCES

                                                                                December 31,
                                                                       ------------------------------
                                                                            2003             2002
                                                                            ----             ----
              Cost incurred on long-term contracts in progress            $253,663       $  210,418
              Raw materials                                                 78,504           75,579
              Advances to suppliers and subcontractors                      20,137           25,047
                                                                          --------       ----------
                                                                           352,304          311,044
              Less -
              Cost incurred on contracts in progress deducted
                from customer advances                                      14,581           10,658
                                                                          --------       ----------
                                                                           337,723          300,386
              Less -
                Advances received from customers                            77,482           67,624
                Provision for losses                                        11,016           12,363
                                                                          --------       ----------
                                                                          $249,225        $ 220,399
                                                                          ========       ==========


              The Company has transferred legal title of inventories to certain customers as collateral for advances received.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER
              COMPANIES

              A. Investments in companies accounted for under the equity method:

                                                         December 31,
                                                  --------------------------
                                                    2003              2002
                                                    ----              ----
                    SCD (1)                       $ 17,347          $ 15,713
                    VSI (2)                          6,149             3,893
                    Opgal (3)                        2,390             2,028
                    Others (4)                         592               313
                                                  --------          --------
                                                  $ 26,478          $ 21,947
                                                  ========          ========

                    (1) Semi Conductor Devices ("SCD"), an Israeli partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. ("Rafael"). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company's financial statements.

                    (2) Vision Systems International LLC ("VSI") based in San Jose, is a California limited liability company that is held 50% by EFW. VSI is jointly controlled and therefore is not consolidated in the Company's financial statements. VSI operates in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft. VSI is jointly controlled and therefore is not consolidated in the Company's financial statements.

                    (3) Opgal Optronics Industries Ltd. ("Opgal") is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company's financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER
              COMPANIES (CONT.)

              A. Investments in companies accounted for under the equity method (cont.)

                    (4) Mediguide Inc. ("Mediguide") and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company, which holds the majority of Mediguide's Ordinary shares. In 2001-2003, Mediguide issued Preferred shares to other investors in consideration for approximately $16,000. The Preferred shares entitle the other investors to preference rights in any liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition the Preferred shares entitle their holders to certain participating rights. Accordingly, based on the guidance in EITF 96-16, the Company does not consolidate Mediguide. The carrying value of the investment in Mediguide is zero.

                         RedC Optical Networks Inc. ("RedC") is engaged in the multi-focal optic communications sector and is held 36.5% by El-Op. RedC designs, develops and manufacture optical amplifiers for dense wave-length multiplexing
                         (DWDM) optical networks for telecommunication renders. Based on analysis performed, the Company recorded a provision for loss on its investment in RedC of $2,500 during the year ended December 31, 2002. This provision has been presented under "Equity in net earnings of affiliated companies and partnership".

                    (5)  See Note 16(E) for guarantees.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER
              COMPANIES (CONT.)

              B.    Investments in companies accounted for under the cost method

                                                         December 31
                                                  --------------------------
                                                    2003              2002
                                                    ----              ----
                       Sultam (1)                 $  3,500          $  3,500
                       ISI (2)                       7,230             7,230
                       Aero Astro (3)                1,000                 -
                       Others                           15               374
                                                  --------          --------
                                                  $ 11,745          $ 11,104
                                                  ========          ========

                    (1) Sultam Systems Ltd. ("Sultam"), held 10%, is an Israeli company engaged in the development and manufacturing of military systems in the artillery sector.

                    (2) ImageSat International N.V. ("ISI"), held 14% (10% on a fully diluted basis), is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes.

                    (3) AeroAstro Inc. - In October 2003, the Company purchased Common stock of AeroAstro Inc., ("AAI") a Delaware corporation, representing 8.33% of the total outstanding Common stock of AAI on a fully diluted basis, in consideration for $1,000. AAI is engaged in innovative micro and nanospacecraft applications. AAI manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in and outside the U.S.

Note 7   -    LONG -TERM BANK DEPOSITS AND LOAN

                                                        December 31,
                                                  ---------------------------
                                                    2003              2002
                                                    ----              ----
              Deposits with bank for loans
               granted to employees (*)           $ 1,901           $ 2,037
              Other deposits with bank                 53               935
              Long-term loan                            -               714
                                                  -------           -------
                                                  $ 1,954           $ 3,686
                                                  =======           =======

              (*) The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $633 (2002 - $680).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 8   -    PROPERTY, PLANT AND EQUIPMENT, NET


                                                                              December 31,
                                                                     ----------------------------
                                                                        2003             2002
                                                                        ----             ----
              Land, buildings and leasehold improvements (2)         $ 143,223          $ 128,456
              Instruments, machinery and equipment (3)                 194,129            169,467
              Office furniture and other                                24,943             21,904
              Motor vehicles                                            29,776             24,393
                                                                     ---------          ---------
                                                                       392,071            344,220
              Accumulated depreciation                                (162,850)          (141,259)
                                                                     ---------          ---------
              Depreciated cost                                       $ 229,221          $ 202,961
                                                                     =========          =========

              Depreciation expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $30,775, $26,525 and $24,517, respectively.

                    (1) Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of approximately $30,700 and $30,800 as of December 31, 2003 and 2002, respectively.

                    (2) Includes, rights in approximately 9,225 square meters of land in, Tirat Hacarmel, Israel. The land is leased from the Israel Land Administration until the years 2014 to 2024 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                         Includes, rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel Land Administration until the year of 2043 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                    (3) Includes equipment produced by the Group for its own use in the amount of $10,498 and $5,517 as of December 31, 2003 and 2002, respectively.

                    (4)  As for pledges of assets - see Note 16(H).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 9  -     OTHER ASSETS, NET

              A.

                                                        Weighted-average                 December 31,
                                                           number of                ------------------------
                                                             years                    2003             2002
                                                         -----------------            ----             ----
                 Original cost:
                   Know-how and technology (1)               12.5                 $  82,449         $  81,398
                   Trade marks (2)                            17                      8,000             8,000
                   Goodwill (3)                                                      37,613            37,199
                                                                                  ---------         ---------
                                                                                    128,062           126,597
                                                                                  ---------         ---------

                 Accumulated amortization:

                   Know-how and technology                                           21,555            14,666
                   Trade marks                                                        1,458             1,125
                   Goodwill                                                           5,037             5,037
                                                                                  ---------         ---------
                                                                                     28,050            20,828
                                                                                  ---------         ---------
                 Amortized cost                                                   $ 100,012         $ 105,769
                                                                                  =========         =========


                    (1)  Includes  mainly  know-how  acquired in the merger with
                         El-Op ($45,000), know-how acquired in the acquisition of AEL and the Government Division ($10,600) and intangible assets acquired from Honeywell Inc. ($9,300).

                    (2)  Includes trade marks acquired in the merger with El-Op.

                    (3) Includes mainly goodwill acquired in the merger with El-Op ($34,200) and goodwill acquired from Honeywell Inc. ($1,800). Until January 1, 2002, goodwill was amortized at an annual rate of 5% - 10%.

              B. Amortization expenses amounted to $7,222, $6,412 and $8,348 for the years ended December 31, 2003, 2002 and 2001, respectively.

              C. The annual amortization expense relating to intangible assets existing as of December 31, 2003 for each of the five years in the period ending December 31, 2008 is estimated to be approximately $6,000.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 9  -     OTHER ASSETS, NET (CONT.)

              The following information is presented to reflect net income and net earnings per share for all prior periods adjusted to exclude amortization of goodwill.

                                                                    Year ended
                                                                   December 31,
                                                                   ------------
                                                                       2001
                                                                   ------------

              Reported net income                                     $ 40,796
              Goodwill amortization                                      2,760
                                                                      --------
              Adjusted net income                                     $ 43,556
                                                                      ========

              Net earnings per share
              Reported basic net earnings per share                   $   1.07
              Goodwill amortization                                       0.08
                                                                      --------
              Adjusted basic net earnings per share                   $   1.15
                                                                      ========

              Reported diluted net earnings per share                 $   1.04
              Goodwill amortization                                       0.07
                                                                      --------
              Adjusted diluted net earnings per share                 $   1.11
                                                                      ========


Note 10  -    SHORT-TERM BANK CREDIT AND LOANS

                                                                 December 31,
                                                 ----------------------------------------
                                                 2003        2002        2003        2002
                                                 ----        ----        ----        ----
                                                 Interest rate %
                                               ------------------
            Short-term bank loans:
              In U.S. dollars                  3.3-4.75        3-5    $    533    $  13,512
              In EURO                              3.5           -       1,927            -
                                                                      ---------   ---------
                                                                         2,460       13,512
                                                                      ---------   ---------
            Short-term bank credit:
              In NIS unlinked                      7.2    9.6-10.9       4,684        5,241
              In U.S. dollars                      2.6     2.8-3.6       1,365        5,549
                                                                      ---------   ---------
                                                                         6,049       10,790
                                                                      ---------   ---------
                                                                      $  8,509    $  24,302
                                                                      =========   =========

              The subsidiary in the U.S. maintains standby lines of credit with various banks. The sum of the lines equals $66,000 of which $15,900 was available as of December 31, 2003.

              As for liens - see Note 16F.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 11  -    OTHER PAYABLES AND ACCRUED EXEPNSES

                                                             December 31,
                                                        ---------------------
                                                        2003             2002
                                                        ----             ----
              Payroll and related expenses          $   33,382        $   27,912
              Provision for vacation pay                25,280            20,492
              Government departments                    25,243            22,443
              Provision for warranty                     9,692             8,541
              Cost provisions and others                62,930            61,916
                                                    ----------        ----------
                                                    $  156,527        $  141,304
                                                    ==========        ==========


Note 12  -    CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED ON
              CONTRACTS IN PROGRESS


                                                                     December 31,
                                                                 ---------------------
                                                                 2003             2002
                                                                 ----             ----
              Advances received                                $199,273         $225,160
              Less -
               Advances presented under long-term
                 liabilities                                      7,592           40,411
               Advances deducted from inventories                77,482           67,624
                                                               --------         --------
                                                                114,199          117,125

              Less -
               Costs incurred on contracts in progress           14,581           10,658
                                                               --------         --------
                                                               $ 99,618         $106,467
                                                               ========         ========
              As for guarantees see Note 16G

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 13  -    LONG-TERM LOANS

                                                                                                    December 31,
                                                           Interest             Years of         -----------------
                                           Linkage             %                maturity         2003         2002
                                           -------         --------             --------         ----         ----
              Banks                      U.S. dollars       Libor +           2004 - 2005       $57,574     $67,206
                                                            0.75%-1.85%
              Banks                      NIS-unlinked       Israeli
                                                            Prime             2004 - 2022         3,599       3,383
              Office of chief            NIS-linked to
               scientist                 the Israeli-CPI    5.2%              2004 - 2008         7,683       9,197
                                                                                                -------     -------
                                                                                                 68,856      79,786
              Less-current maturities                                                             6,818       6,613
                                                                                                -------     -------
                                                                                                $62,038     $73,173
                                                                                                =======     =======


              The Libor rate as of December 31, 2003 was 1.12%. The Israeli Prime rate as of December 31, 2003 was 6.3%. The maturities of these loans after December 31, 2003 are as follows:

              2004 - current maturities            $    6,818
              2005                                     56,136
              2006                                      2,693
              2007                                        139
              2008                                        148
              2009 and thereafter                       2,922
                                                   ----------
                                                   $   68,856
                                                   ==========


              In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees securing certain advances from customers, the Company and certain subsidiaries are obligated to meet certain loan covenants. Management believes that the Company and the subsidiaries meet the conditions of these covenants as of balance sheet date.

               As for charges see Note 16H.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 14  -    BENEFIT PLANS

              The subsidiary in the U.S. has adopted for its employees in the U.S. benefits plans as follows:

              Defined Benefit Retirement Plan

              The subsidiary in the U.S. has two defined benefit pension plans (the Plans) covering substantially its employees in the U.S. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash by a financial institution, as the investment manager of the Plans' assets.

              The following table reconciles the benefit obligations, Plans assets, funded status and net asset (liability) information of the
              Plans:

                                                                       December 31,
                                                                ------------------------
                                                                2003                2002
                                                                ----                ----
              Benefit obligation at beginning of year         $ 28,439           $ 22,358
              Service cost                                       2,480              2,067
              Interest cost                                      1,921              1,678
              Actuarial losses                                   2,825              2,955
              Benefits repaid                                     (700)              (619)
                                                              --------           --------
              Benefit obligation at end of year                 34,965             28,439
                                                              --------           --------

              Plans assets at beginning of year                 15,558             16,167
              Actual return on Plan assets                       2,689             (1,560)
              Contributions by employer                          3,649              1,571
              Benefits repaid                                     (700)              (619)
                                                              --------           --------
              Plans assets at end of year                       21,196             15,559
                                                              --------           --------
              Funded status of Plans (underfunded)             (13,769)           (12,880)
              Unrecognized prior service cost                     (195)               234
              Unrecognized net actuarial loss                    9,395              7,582
                                                              --------           --------
              Net amount recognized                             (4,569)            (5,064)
                                                              ========           ========
              Net asset (liability) consists of:
              Accrued benefit liability                        (11,011)           (10,298)
              Intangible asset                                      51                234
              Accumulated other comprehensive income             6,391              5,000
                                                              --------           --------
              Net amount recognized                             (4,569)          $ (5,064)
                                                              ========           ========
              Weighted average assumptions :
                 Discount rate as of December 31,                 6.25%              6.75%
                 Expected long-term rate of return on
                   Plans assets                                   9.00%              9.00%

                 Rate of compensation increase                    3.00%              3.00%

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 14  -    BENEFIT PLANS (Cont.)

                                                                          Year ended December 31,
                                                                      ------------------------------
                                                                      2003         2002         2001
                                                                      ----         ----         ----
              Components of net periodic pension cost:
                 Service cost                                        $ 2,480      $  2,067     $ 1,766
                 Interest cost                                         1,921         1,678       1,461
                 Expected return on Plan assets                       (1,573)       (1,597)     (1,666)
                Amortization of prior service cost                       (15)           28          24
                Recognized of net actuarial gain                         339             -         (38)
                One-time FAS 88 charge for 2001 SRP                        -             -         177
                                                                     -------      --------     -------
                 Net periodic pension cost                           $ 3,152      $  2,176     $ 1,724
                                                                     =======      ========     =======

              Defined Contribution Plan

              The 401(k) savings plan ("401(k) plan") is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Subsidiary's employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. The U.S. subsidiary may make discretionary matching contributions as determined by the subsidiary. Total expense under the 401(k) plan amounted to $1,629 for the year ended December 31, 2003 (2002 - $1,369).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -    TAXES ON INCOME

              A.    APPLICABLE TAX LAWS

                    (1) Measurement of taxable income under Israel's Income Tax (Inflationary Adjustments) Law, 1985:

                         Results for tax purposes for the Company and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained above in Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

                         In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

                    (2) Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969:

                         The Company and certain subsidiaries in Israel (mainly El-Op and Cyclone) are "Industrial Companies", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

                    (3) Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1969:

                         Several expansion programs of the Company and certain of its Israeli subsidiaries ("the companies") have been granted "Approved Enterprise" status under Israel's Law for the Encouragement of Capital Investments, 1959. For some expansion programs, the companies have elected the grants track and for others they have elected the alternative tax benefits track, waiving grants in return for tax exemptions.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -    TAXES ON INCOME

              A.    APPLICABLE TAX LAWS (CONT.)

                    (3) Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1959 (cont.):

                         Accordingly, certain income of the companies, derived from the "Approved Enterprise" expansion programs is tax exempt for two-year to ten-year period and subject to reduced tax rates of 25% for a five-year to eight-year period commencing in the year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2003, the tax benefits for these expansion programs will expire between 2004 to 2010.

                         The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred law, regulations published there under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens - see Note 16F). As of December 31, 2003, Management believes that the companies are meeting all conditions of the approvals.

                         The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the companies only upon the complete liquidation of the companies. As of December 31, 2003, retained earnings included approximately $96,000 in tax-exempt profits earned by the companies' "Approved Enterprise".

                         If the retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits (currently - 25%) and an income tax liability would be incurred of approximately $ 23,940 as of December 31, 2003.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -    TAXES ON INCOME

              A.    APPLICABLE TAX LAWS

                    (3) Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1959:

                         The Company's Board of Directors has decided that its policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Companyies "Approved Enterprise".

                         In Israel, income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

                         Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

              B.    NON - ISRAELI SUBSIDIARIES

                    Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -    INCOME TAXES (CONT.)

              C.    INCOME BEFORE TAXES ON INCOME

                                                                         Year ended December 31,
                                                                     ----------------------------
                                                                     2003        2002        2001
                                                                     ----        ----        ----
                     Income before taxes on income:
                        Domestic                                   $ 38,423    $ 42,317    $ 44,212
                        Foreign                                      11,090      11,977       7,638
                                                                   --------    --------    --------
                                                                   $ 49,513    $ 54,294    $ 51,850
                                                                   ========    ========    ========


              D.    TAXES ON INCOME

                                                                         Year ended December 31,
                                                                     ----------------------------
                                                                     2003        2002        2001
                                                                     ----        ----        ----

                     Taxes on income:
                     Current taxes:
                        Domestic                                   $ 12,346    $ 11,654    $  9,385
                        Foreign                                         718       6,114       3,048
                                                                   --------    --------    --------
                                                                   $ 13,064      17,768      12,433
                                                                   ========    ========    ========

                     Deferred income taxes:

                        Domestic                                     (4,672)     (3,561)       (839)
                        Foreign                                       2,942      (2,059)       (591)
                                                                   --------    --------    --------
                                                                     (1,730)     (5,620)     (1,430)
                                                                   --------    --------    --------
                     Taxes in respect of prior years                      -   (*)(2,800)          -
                                                                   --------    --------    --------
                                                                   $ 11,334    $  9,348    $ 11,003
                                                                   ========    ========    ========


              (*) A reduction of tax expenses due to adjustments of estimated tax provision pursuant to the completion of prior years' tax assessments in respect of various Group companies.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -    INCOME TAXES (CONT.)

              E.    DEFERRED INCOME TAXES

                    Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:

                                                                                               Deferred
                                                                                       tax asset (liability)(1)
                                                                                    -------------------------------
                                                                     Total             Current        Noncurrent
                                                                     -----             -------        ----------
                    As of December 31, 2003

                    Deferred tax assets:
                      Reserve and allowances                       $ 13,884           $ 13,922           $    (38)
                      Inventory                                       7,547              7,547                  -
                      Net operating loss carryforwards                6,606                439              6,167
                                                                   --------           --------           --------
                                                                     28,037             21,908              6,129
                      Valuation allowance (2)                        (3,879)                 -             (3,879)
                                                                   --------           --------           --------
                      Net deferred tax assets                        24,158             21,908              2,250
                                                                   --------           --------           --------

                    Deferred tax liabilities:
                    Property, plant and equipment                   (12,769)                 -            (12,769)
                    Other assets                                    (14,397)                 -            (14,397)
                                                                   --------           --------           --------
                                                                    (27,166)                 -            (27,166)
                                                                   --------           --------           --------
                    Net deferred tax assets (liabilities)          $ (3,008)          $ 21,908           $(24,916)
                                                                   ========           ========           ========

                    As of December 31, 2002

                    Deferred tax assets:
                      Reserve and allowances                       $ 10,510           $ 10,859           $   (349)
                      Inventory                                       9,138              9,138                  -
                      Net operating loss carryforwards                2,326                  -              2,326
                                                                   --------           --------           --------
                                                                     21,974             19,997              1,977
                      Valuation allowance (2)                        (2,326)                 -             (2,326)
                                                                   --------           --------           --------
                      Net deferred tax assets                        19,648             19,997               (349)
                                                                   --------           --------           --------

                    Deferred tax liabilities:

                    Property, plant and equipment                    (9,209)                 -             (9,209)
                    Other assets                                    (15,177)                 -            (15,177)
                                                                   --------           --------           --------
                                                                    (24,386)                 -            (24,386)
                                                                   --------           --------           --------
                    Net deferred tax assets (liabilities)          $ (4,738)          $ 19,997           $(24,735)
                                                                   ========           ========           ========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -    INCOME TAXES (CONT.)

              E.    DEFERRED INCOME TAXES (CONT.)

                    (1) Current tax asset is included in other receivables. Noncurrent tax liability is included as a long-term liability.

                    (2) During 2003, the Group increased the valuation allowance due to an increase in accumulated operating loss carryforwards that more likely than not, will not be utilized.

              F. The Group's Israeli subsidiaries have estimated total available carryforward tax losses of approximately $12,000 as of December 31, 2003. The Group's non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $8,500 as of December 31, 2003 to offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $6,600 in respect of which a valuation allowance has been recorded in the amount of approximately $3,900.

              G. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group, and the actual tax expense as reported in the statements of operations, is as follows:

                                                                                               Year ended December 31,
                                                                                   ----------------------------------------------
                                                                                   2003                 2002                2001
                                                                                   ----                 ----                ----
                    Income  before taxes as reported in the
                       consolidated statements of operations                     $ 49,513            $ 54,294            $ 51,850
                    Statutory tax rate                                                 36%                 36%                 36%
                                                                                 ========            ========            ========
                    Theoretical tax expense                                      $ 17,825            $ 19,546            $ 18,666
                    Tax benefit arising from reduced rate as an
                       "Approved Enterprise" and other tax                         (8,391)             (9,054)             (7,697)
                       benefits
                    Tax adjustment in respect of different tax rate for
                       foreign subsidiaries                                           279                (461)               (952)
                    Operating carryforward losses for which
                        valuation allowance was provided                              126               2,189                 101
                    Increase (decrease) in taxes resulting from
                       nondeductible expenses                                         993                (263)                571
                    Difference in basis of measurement for
                      financial reporting and tax return purposes                     846                 458                 832
                    Taxes in respect of prior years                                     -              (2,800)                  -
                    Other differences, net                                           (344)               (267)               (518)
                                                                                 --------            --------            --------
                    Actual tax expenses                                          $ 11,334            $  9,348            $ 11,003
                                                                                 ========            ========            ========
                    Effective tax rate                                               22.9%               17.2%               21.2%
                                                                                 ========            ========            ========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -    COMMITMENTS  AND CONTINGENT LIABILITIES

              A.    ROYALTY COMMITMENTS

                    1. The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Office of the Chief Scientist in Israel ("OCS") for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

                         In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2%
                         - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR and other applicable law. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, payment of royalties is not required.

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

                         Royalties  expensed  or  accrued  amounted  to  $7,812,
                         $14,741   and   $8,252   in  2003,   2002   and   2001,
                         respectively.

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

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -    COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

              A.    ROYALTY COMMITMENTS (CONT.)

                    If the Company elects to adopt the regulations, it will have to record a significant one-time expense resulting from accruing a liability for an absolute amount of royalties.

                    In May 2002, El-Op's Board of Directors approved an arrangement, proposed by the OCS, according to which El-Op pays commencing in 2002, an agreed amount of $10,632 in exchange for a release from all obligations to pay royalties in the future. As a result El-Op recorded an expense for the agreed amount net of the accrual for royalties previously recorded by El-Op in the amount of $9,801 included in Cost of Revenues.

              B.    COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

                    In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies' obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2003 amounted to $630,000 to be performed over a period of up to 11 years, is typically tied to a percentage (up to 100%) of the amount of the specific contract.

                    In the opinion of Management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one to one basis.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -    COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

              C.    LEGAL CLAIMS

                    The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. Company's Management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Group.

              D.    LEASE COMMITMENTS

                    The future mininum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2003:

                             2004                            $  8,520
                             2005                               6,145
                             2006                               5,557
                             2007                               5,453
                             2008 and there after               5,451
                                                             --------
                                                             $ 31,126
                                                             ========

                    Rent  expenses for the years ended  December 31, 2003,  2002
                    and  2001   amounted   to  $9,177,   $9,215,   and   $7,978,
                    respectively.

              E. The Company has provided, on a proportional basis to its ownership interest, guarantees for two of its investees in respect of credit lines from banks amounting to $13,900 (2002- $10,600), of which $13,400 (2002 - $10,200) relates to a owned 50% foreign investee. The guarantees will exist as long as the credit lines are in effect. The Company would be liable to perform under the guarantee for any debt the investee would be in default under the terms of the credit line.

              F. A lien on the Group's Approved Enterprises has been registered in favor of the State of Israel. Grants received in respect of projects which have not yet been approved amount to approximately $800 (see Note 15 A (3) above ).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -    COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

              G. Guarantees in the amount of approximately $399,200 were issued by banks securing certain advances from customers and performance bonds on behalf of Group companies.

              H. Certain Group companies recorded fixed charges on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

Note 17  -    SHAREHOLDER'S EQUITY

              A.    SHARE CAPITAL

                    Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

              B.    2000 EMPLOYEE STOCK OPTION PLAN

                    In 2000, the Company adopted an employee stock option plan for employees comprising options to purchase up to 2,500,000 Ordinary shares. The exercise price approximates market price of the shares at the grant date. The plan includes an additional 2,500,000 options to be issued as "phantom" shares options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. Options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

                    Any options, which are canceled or forfeited before expiration, become available for future grants. As of December 31, 2003, 479,217 options of the Company were still available for future grants.

              C.    "PHANTOM" SHARE OPTIONS

                    The phantom share options are considered as part of a variable plan as defined in APB No. 25, and accordingly the compensation cost of the options is measured by the difference between the market price of the Company's shares and the exercise price of the options at the end of every reporting period and amortized by the accelerated method over the remaining vesting period.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 17  -    SHAREHOLDER'S EQUITY (CONT.)

              D. A summary of the Company's share option activity under the plans is as follows:

                                                                              December 31,
                                   ----------------------------------------------------------------------------------------------
                                              2003                             2002                              2001
                                   ---------------------------    ------------------------------   ------------------------------
                                                      Weighted                          Weighted                        Weighted
                                                      average                           average                         average
                                   Number of          exercise         Number of        exercise        Number of       exercise
                                    options            price            options          price           options         price
                                   ---------         ---------    --------------      ----------       -----------  ---------------
Outstanding-beginning of
 the year                          4,511,724         $  12.26      5,107,634          $  11.93         5,671,918    $   11.26
  Granted                             13,000            14.91         27,000             14.92            98,840        12.91
  Exercised                         (757,947)           12.13       (558,901)             9.45          (598,348)       11.93
  Forfeited                          (31,175)           12.29        (64,009)            11.33           (64,776)       12.50
                                   ---------         --------      ---------          --------         ---------    ---------
  Outstanding - end of the
    year                           3,735,602         $  12.30       4,511,724         $  12.26         5,107,634    $   11.93
                                   =========         ========      =========          ========         =========    =========
Options exercisable at
   the end of the year             2,547,196         $  12.23       2,287,790         $  12.18           373,138    $    7.56
                                   =========         ========      =========          ========         =========    =========

              E. The options outstanding as of December 31, 2003, have been separated into ranges of exercise price, as follows:

                                       Options outstanding                       Options exercisable
                          -----------------------------------------------   -----------------------------
                             Number         Weighted                                            Weighted
                          outstanding        average         Weighted           Number           average
                             as of          remaining        average        outstanding as      exercise
                          December 31,     contractual       exercise       of December 31,     price per
    Exercise price            2003        life (years)    price per share        2003             share
    --------------        ------------    ------------    ---------------   ---------------     ---------
 $10.61-$12.16              158,935            0.42           $10.69            158,935          $10.69
 $12.18-$15.64            1,786,193            2.93            12.37          1,190,240           12.34
 $12.18-$15.64(*)         1,790,474            2.94            12.37          1,198,021           12.33
                          ---------            ----           ------          ---------          ------
                          3,735,602            2.83           $12.30          2,547,196          $12.23
                          =========            ====           ======          =========          ======

  (*) Phantom share options.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 17  -    SHAREHOLDER'S EQUITY (CONT.)

              E.    (Cont.)

                    Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred stock compensation is amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense (income) of $4,741, $(926) and $8,512 were recognized during the years ended December 31, 2003, 2002 and 2001, respectively.

              F. The weighted average exercise price and fair value of options granted during the years ended December 31, 2003, 2002 and 2001 were:

                                          Less than market price
                                    --------------------------------------
                                             Year ended December 31,
                                    --------------------------------------
                                    2003              2002            2001
                                    ----              ----            ----
Weighted-average
exercise price                    $  14.91         $  14.92       $  12.91
Weighted-average
  fair values on
  grant date                      $   4.63         $   4.31       $   5.14


              G.    Computation of basic and diluted net earnings per share:


                                 Year ended                            Year ended                              Year ended
                              December 31, 2003                      December 31, 2002                      December 31, 2001
                   -------------------------------------- ------------------------------------ -------------------------------------
                                                           Net income
                    Net income to  Weighted                    to        Weighted               Net income to   Weighted
                    shareholders   averaged       Per      shareholders  averaged       Per      shareholders   averaged      Per
                    of Ordinary   number of      share     of Ordinary   number of     share     of Ordinary    number of    share
                       shares      shares (*)    amount       shares     shares (*)    amount       shares      shares (*)   amount
                   -------------------------------------- ------------------------------------ -------------------------------------
Basic net earnings   $   45,945     39,061        $1.18      $45,113      38,489        $1.17       $40,796      37,975       $1.07

Effect of dilutive
 securities:
 Employee stock
 options                     -       1,169                         -       1,374                          -       1,384
                     ----------     ------                   -------      ------                    -------      ------
 Diluted net
 earnings            $   45,945     40,230        $1.14      $45,113      39,863        $1.13       $40,796      39,359       $1.04
                     ==========     ======        =====      =======      ======        =====       =======      ======       =====

* In thousands

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 17  -    SHAREHOLDER'S EQUITY (CONT.)

              H.    TREASURY SHARES

                    The Company's shares held by the Company are presented at cost and deducted from shareholder's equity.

              I.    DIVIDEND POLICY

                    Dividends declared by the Company are paid in NIS or in foreign currency subject to any statutory limitations. The Company has decided not to declare dividends out of tax exempt earnings.

Note 18  -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

              The Group adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", ("SFAS No. 131"). The Group operates in one reportable segment (see Note 1 for a brief description of the Group's business).

              A.    Revenues  are  attributed  to  geographic   areas  based  on
                    location of the end customers as follows:

                                                    Year ended December 31,
                                             -----------------------------------
                                             2003            2002           2001
                                             ----            ----           ----
                     Europe                 $109,409       $144,862    $179,560
                     U.S.                    332,323        267,686     206,627
                     Israel                  255,742        225,674     226,650
                     Others                  200,506        189,234     151,664
                                            --------       --------    --------
                                            $897,980       $827,456    $764,501
                                            ========       ========    ========

              B.    Revenues are generated by the following product lines:

                                                                              Year ended December 31,
                                                                       -----------------------------------
                                                                       2003            2002           2001
                                                                       ----            ----           ----
                    Airborne systems                                 $373,580        $372,756       $334,201
                    Armored vehicles systems                          199,800         135,700        126,300
                    Command, control, communications,
                     computers and intelligence systems (C4I)         133,900         122,700        105,800

                    Electro-optical systems                           140,500         148,200        162,700
                    Others                                             50,200          48,100         35,500
                                                                     --------        --------       --------
                                                                     $897,980        $827,456       $764,501
                                                                     ========        ========       ========

              C. Revenues from single customer, which exceed 10% of total revenues in the reported years:

                                                                              Year ended December 31,
                                                                       -----------------------------------
                                                                       2003            2002           2001
                                                                       ----            ----           ----
                    Customer A                                          21%             18%            20%

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 18  -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (CONT.)

              D.    Long-lived assets by geographic areas:

                                                  December 31,
                                     ----------------------------------
                                     2003            2002          2001
                                     ----            ----          ----
                    Israel        $229,396        $211,256        $ 84,864
                    U.S             81,261          83,814         194,690
                    Others          18,093          13,660          10,451
                                  --------        --------        --------
                                  $328,750        $308,730        $290,005
                                  ========        ========        ========


Note 19  -    RESEARCH AND DEVELOPMENT COSTS, NET

                                                      Year ended December 31,
                                              --------------------------------------
                                              2003             2002             2001
                                              ----             ----             ----
              Total expenses               $ 65,487         $ 62,560         $ 67,871
              Less - participations         (10,568)          (5,550)          (9,112)
                                           --------         --------         --------
                                           $ 54,919         $ 57,010         $ 58,759
                                           ========         ========         ========

Note 20  -    FINANCIAL EXPENSES, NET

                                                                  Year ended December 31,
                                                            ----------------------------------
                                                            2003           2002           2001
                                                            ----           ----           ----
              Expenses:
               On long-term bank debt                     $ 2,719        $ 2,026        $ 3,033
               On short-term bank credit and loans          2,838          3,415          3,806
               Others                                       5,600          1,214            798
                                                          -------        -------        -------
                                                           11,157          6,655          7,637
                                                          -------        -------        -------

              Income:
              Interest on cash, cash equivalents
               and bank deposits                              309          1,547          2,179
              Others                                        5,978          2,073          2,841
                                                          -------        -------        -------
                                                            6,287          3,620          5,020
                                                          -------        -------        -------
                                                          $ 4,870        $ 3,035        $ 2,617
                                                          =======        =======        =======

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 21 -     OTHER INCOME (EXPENSES), NET

                                                                  Year ended December 31,
                                                             --------------------------------
                                                             2003          2002          2001
                                                             ----          ----          ----
              Gain (loss) on sale of property
               plant and equipment                          $ 915         $(743)        $ 327
              Others, net                                     (12)          281           447
                                                            -----         -----         -----
                                                            $ 903         $(462)        $ 774
                                                            =====         =====         =====

Note 22  -    RELATED PARTIES TRANSACTIONS AND BALANCES

                                                            Year ended December 31,
                                                      ---------------------------------
                                                      2003          2002           2001
                                                      ----          ----           ----
              Income -
               Sales (*)                            $34,674        $37,924        $28,675
               Expenses charged                     $ 1,773        $   902        $   633

              Cost and expenses -

               Supplies and services                $21,606        $10,457        $11,125
               Participation in expenses (*)        $ 1,751        $ 1,498        $ 1,632
               Financial expenses                   $    23        $   110        $   193


                                                             December 31,
                                                         ------------------
                                                         2003          2002
                                                         ----          ----
               Trade receivables (*)                   $  6,668      $  9,647
               Trade payables                          $  4,975      $  4,006


               (*) The amounts relate mainly to transactions with VSI.

Note 23 -     RECONCILIATION TO ISRAELI GAAP

              As described in Note 2, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company's financial statements are detailed below.

              Differences between U.S. GAAP and Israeli GAAP:

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 23 -     RECONCILIATION TO ISRAELI GAAP (CONT.)

              A building purchased from Elbit Ltd.
              ------------------------------------

              According to generally accepted accounting principles in Israel ("Israeli GAAP"), the Company charged to capital reserves the excess of the amount paid over net book value of a building acquired from Elbit Ltd in 1999.

              According to U.S. GAAP, the entire amount paid is considered as the cost of the building acquired.

              Proportional consolidation method
              ---------------------------------

              According to Israeli GAAP, a jointly controlled company should be included according to the proportional consolidation method. According to U.S. GAAP, the investment in such a company is recorded according to the equity method.

              Tax benefit in respect of options exercised
              -------------------------------------------

              According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to U.S. GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements is credited to capital reserves.

              Goodwill
              --------

              Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 23 -     RECONCILIATION TO ISRAELI GAAP

                    1.   Effect on net income and earnings per share

                                                                       Year ended December 31
                                                              --------------------------------------
                                                              2003             2002             2001
                                                              ----             ----             ----
              Net income as reported according to
                    U.S. GAAP                               $ 45,945        $ 45,113         $ 40,796
              Adjustments to Israeli GAAP                        595          (4,227)           1,767
                                                            --------        --------         --------
                Net income according to Israeli GAAP        $ 46,540        $ 40,886         $ 42,563
                                                            ========        ========         ========

                    2.   Effect on shareholders' equity

                                                                                              As per
                                                          As reported      Adjustments     Israeli GAAP
                                                          -----------      -----------     ------------
              As of December 31, 2003
                Shareholders' equity                        $452,079        $(10,367)        $441,712
                                                            ========        ========         ========

              As of December 31, 2002
                Shareholders' equity                        $411,361        $(11,076)        $400,285
                                                            ========        ========         ========



                                 # # # # # # # #