Form 20-F/A
period 2003-12-31
ELBIT SYSTEMS LTD
filed 2004-06-30
CIK 1027664

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

          Item 17          |_|                    Item 18         |X|

         This Amendment to Annual Report on Form 20-F/A is filed on behalf of Elbit Systems Ltd. to clarify two points inadvertently not fully reflected in
Item 6 of the registrant's annual report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on June 14, 2004 (the "Report").

         In Item 6 - Directors, Senior Management and Employees - Compensation of Directors and Officers, the table under the column "Salaries, Directors Fees, Commissions and Bonuses" reflects the amount actually paid to the registrant's President in 2003 but does not include a bonus in the amount of $459,000 that accrued but was not paid to the President in 2003.

         The registrant hereby amends the foregoing to provide that the amount of Salaries, Directors Fees, Commissions and Bonuses of the registrant's President for the fiscal year ended December 31, 2003 is $828,190, including a bonus in the amount of $459,000, payment of which was deferred.

         In Item 6 - Directors, Senior Management and Employees - Share Ownership - Elbit Systems' Stock Option Plans - 1996 Plan, it is indicated that all of the options under the 1996 plan were vested and exercised in 2002, whereas a small portion of those options were actually granted in 1998 and were vested and exercised by May 2004.

         The registrant hereby amends the foregoing to provide that the small number of options that were granted in 1998, under the 1996 plan, all were vested and exercised by May 2004.

         All other information contained in Item 6 is correct and remains unchanged.

                                    SIGNATURE


         The Registrant has duly caused this Amendment to Annual Report on Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  June 30, 2004


                                        ELBIT SYSTEMS LTD.


                                        By:  /s/ David Block Temin
                                             -----------------------------------
                                             Name:  David Block Temin
                                             Title: Corporate Vice President
                                                    and General Counsel