Form 20-F
period 2004-12-31
ELBIT SYSTEMS LTD
filed 2005-06-28
CIK 1027664

`
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------
                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   for the fiscal year ended December 31, 2004

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

                                40,561,126 SHARES

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

         ITEM 17          |_|               ITEM 18              |X|

                                                 TABLE OF CONTENTS

                                                                                                                 Page
                     International Disclosures Standards..........................................................3
Item 1.        Identity of Directors, Senior Management and Advisors..............................................3
Item 2.        Offer Statistics and Expected Timetable............................................................3
Item 3.        Key Information....................................................................................3
                     Selected Financial Data......................................................................3
                     Forward Looking Statements...................................................................5
                     Risk Factors.................................................................................5
Item 4.       Information on the Company.........................................................................11
                     Business Overview...........................................................................11
                     Major Activities............................................................................13
                     Revenues....................................................................................14
                     Systems and Products........................................................................15
                     Principal Subsidiaries......................................................................20
                     Recent Acquisitions.........................................................................24
                     Current Business Operations.................................................................25
                          Airborne Systems.......................................................................25
                          Helmet Mounted Systems   ..............................................................31
                          UAV Systems............................................................................33
                          C4I and Government Information Systems.................................................35
                          Land Vehicle Systems...................................................................37
                          Electro-Optical and Countermeasures Systems............................................40
                          Naval Systems..........................................................................41
                          Homeland Security Systems..............................................................42
                          Technology Spin-Offs...................................................................43
                     Property, Plant and Equipment...............................................................44
                     Organizational Structure....................................................................45
                     Governmental Regulation.....................................................................45
                     Buy-Back....................................................................................46
                     Financing Terms.............................................................................47
                     Intellectual Property.......................................................................48
                     Research and Development....................................................................48
                     Manufacturing...............................................................................49
                     Purchasing..................................................................................50
                     Customer Satisfaction and Quality Assurance.................................................50
                     Service and Warranty........................................................................51
                     Marketing and Sales.........................................................................51
                     Competition.................................................................................52
                     Major Customers.............................................................................52
                     Conditions in Israel........................................................................53
Item 5.       Operating Financial Review and Prospects - Management's Discussion and Analysis....................55
                     General.....................................................................................55

                     Trends......................................................................................62
                     Summary Financial Results...................................................................63
                     2004 Compared to 2003.......................................................................64
                     2003 Compared to 2002.......................................................................67
                     Conditions in Israel........................................................................69
                     Liquidity and Capital Resources.............................................................69
                     Impact of Inflation and Exchange Rates......................................................71
                     Contractual Obligations.....................................................................74
                     Off-Balance Sheet Transactions..............................................................74
Item 6.       Directors, Senior Management and Employees.........................................................75
                     Directors and Executive Officers............................................................75
                     Compensation of Directors and Officers......................................................82
                     Board Practices.............................................................................83
                     Employees...................................................................................84
                     Share Ownership.............................................................................84
Item 7.       Major Shareholders and Related Party Transactions..................................................86
                     Major Shareholders..........................................................................86
                     Related Party Transactions..................................................................89
Item 8.       Financial Information.............................................................................103
                     Consolidated Statements and Other Financial Information....................................103
                     Legal Proceedings..........................................................................103
                     Dividend Distributions.....................................................................103
Item 9.       Offer and Listing.................................................................................104
                     Share Listings and Trading Prices..........................................................104
Item 10.      Additional Information............................................................................106
                     General Provisions of Israeli Law and Related Provisions of Articles of Association........106
                     Approval of Certain Transactions...........................................................107
                     Insurance and Indemnification of Directors and Officers....................................108
                     Material Contracts.........................................................................111
                     Exchange Controls and Other Limitations Affecting Security Holders.........................111
                     Taxation...................................................................................111
                     Documents on Display.......................................................................115
Item 11.      Quantitative and Qualitative Disclosure of Market Risk............................................116
Item 12.      Description of Securities Other than Equity Securities............................................116
Item 13.      Defaults, Dividend Arrearages and Delinquencies...................................................116
Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds......................116
Item 15.      Controls and Procedures...........................................................................117
Item 16.      16.A - Audit Committee Financial Expert...........................................................118
              16.B - Code of Ethics.............................................................................118
              16.C - Principal Accountant Fees and Services.....................................................118
              16.D - Exemptions from Listing Standards for Audit Committees.....................................119
              16.E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers ....................119
Item 17.      Financial Statements..............................................................................120
Item 18.      Financial Statements..............................................................................120
Item 19.      Exhibits..........................................................................................120

                                      (ii)

                                     PART I

INTERNATIONAL DISCLOSURES STANDARDS

         Elbit Systems Ltd.'s (Elbit Systems) consolidated financial statements are prepared based upon United States Generally Accepted Accounting Principles (U.S. GAAP). Unless otherwise indicated, all financial information contained in this Form 20-F is in U.S. dollars. References in this Form 20-F to the "Group" are to Elbit Systems and our subsidiaries.



ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Information not required in Annual Report on Form 20-F.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

         Information not required in Annual Report on Form 20-F.

ITEM 3.    KEY INFORMATION

SELECTED FINANCIAL DATA

         The following selected consolidated financial data of Elbit Systems for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited consolidated financial statements of which the financial statements as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003 and 2004, appear later in this Form 20-F. The audited financial statements have been prepared in accordance with U.S. GAAP.

                                                                                   YEAR ENDED DECEMBER 31
                                                                ----------------------------------------------------------
                                                                2000        2001          2002          2003          2004
                                                                ----        ----          ----          ----          ----
                                                                                      (U.S. dollars in millions)
INCOME STATEMENT DATA:

Revenues ...............................................        $591        $765          $827          $898          $940
Cost of revenues .......................................         433         554           605           673           690
Gross profit ...........................................         148         211           222           225           250
Research and development costs, net ....................          44          59            57            55            67
Marketing, selling, general and administrative expenses,
net ....................................................          65          98           107           116           118
Operating income (loss) ................................         (13)         54            58            54            66
Finance income (expense) ...............................          --         (3)           (3)           (5)           (6)
Income (loss) before taxes on income                             (13)         52            54            50            61

Taxes on income ........................................           6          11             9            11            15
Equity in net earnings of affiliated
companies and partnership ..............................          (1)          -             1             7             8

Net income (loss) ......................................        $(21)        $41           $45           $46           $53
Earnings (loss) per share:
Basic net income (loss) per share ......................      $(0.65)       $1.07         $1.17         $1.18         $1.33
Weighted average number of shares used in computation
(in thousands) .........................................      31,572      37,975        38,489        39,061        39,952

Diluted net income (loss) per share ....................      $(0.65)      $1.04         $1.13         $1.14         $1.29
Weighted average number of shares used in computation
(in thousands) .........................................      31,572      39,359        39,863        40,230        41,041


                                                                               DECEMBER 31
BALANCE SHEET DATA:                                         2000       2001      2002       2003       2004
                                                            ----       ----     ------     ------     ------
                                                                        (U.S. dollars in millions)
Cash, cash equivalents and short-term cash
investments .........................................        $55        $42        $78        $77        $35
Long-term deposits and loans ........................          4          3          4          2          2
Working capital .....................................         74        121        206        199        173
Short-term debt .....................................         51         47         31         15         10
Long-term debt ......................................         58         69         73         62         86
Shareholders' equity ................................        341        378        411        452        435
Total assets ........................................       $827       $901     $1,000     $1,024     $1,039

Dividends paid per ordinary share with respect to the      $0.32      $0.32      $0.34      $0.40      $2.17*
applicable year

* including an extraordinary dividend of $1.80 declared in the second quarter of 2004.

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

         Forward-looking statements are typically identified by the words "believe," "expect," "intend," "estimate" and similar expressions. Those statements appear in this Annual Report and include statements regarding the intent, belief or current expectation of Elbit Systems or our directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of several factors including, without limitation, the factors set forth below under the caption "Risk Factors" (we refer to these factors as Cautionary Statements). Any forward-looking statements contained in this Annual Report speak only as of the date of this Report, and we caution potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

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

-        our or our subcontractors inability to obtain export licenses;

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

OUR REVENUES DEPEND ON OBTAINING FOLLOW-ON BUSINESS. Follow-on orders are important because our contracts mainly are for fixed periods. These periods may be up to five years or more, particularly for contracts where the customer has options to purchase additional items. In addition, when we have supplied a system for a defense platform, we often have the potential to supply other items for that platform. If a customer is dissatisfied with our performance on a particular program or if the customer's priorities change, it could negatively affect our ability to receive follow-on business. Inability to obtain follow-on business could result in a loss of revenues if revenues from the award of new contracts do not offset the loss of follow-on business.

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

WE FACE RISKS OF CHANGES IN COSTS UNDER FIXED- PRICE CONTRACTS. Most of our contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Under these contracts, we often assume the risk that increased or unexpected costs may reduce profits or generate a loss. However, long-term contracts sometimes allow for price escalations based on specific labor and material indices. The risk can be particularly significant under a fixed-price contract involving research and development for new technology, where estimated gross profit or loss from long-term projects may change and such changes in estimated gross profit/loss are recorded on a cumulative catch-up basis. See below - Item 5. Operating Financial Review and Prospects - Management's Analysis and Review - Critical Accounting Policies. The frequent need to bid on fixed-price programs before completing the necessary design may result in unexpected technological difficulties, cost overruns and potential contractual penalties. Typically, costs must be accounted for in the period they are recognized. In addition, although we have extensive experience in these types of programs, there is difficulty inforecasting long-term costs and schedules and the potential obsolescence of products or components related to long-term fixed-price contracts.

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

WE SOMETIMES HAVE RISKS RELATING TO FINANCING FOR OUR PROGRAMS. A number of our major projects require us to arrange, and sometimes to provide, specific guarantees in connection with, the customer's financing of the project. However, in such cases we are not required to provide collateral covering the full amounts financed. These include guarantees of Elbit Systems as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to draw down against advance payment guarantees if we were to default under the applicable contract. In addition, some customers require that the payment period under the contract be extended for a number of years, sometimes beyond the period of contract performance. See below - Item 4. Information on the Company - Financing Terms. Also, we face exchange rate risks when our contracts call for payments in currencies other than the U.S. dollar. See below "Risk Related to Our Israeli Operations - Changes in the U.S. Dollar - New Israeli Shekel (NIS) Exchange Rate" and Item 4. Operating Financial Review and Prospects - Management Review and Analysis - Impact of Inflation and Exchange Rates.

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

WE OPERATE IN A COMPETITIVE INDUSTRY. The defense electronics and electro-optics, platform upgrade, homeland security and commercial aircraft product markets in which we participate are highly competitive and characterized by rapid technological change. If we are unable to improve existing systems and products and develop new systems and technologies in order to meet evolving customer demands, our business could be adversely affected. In addition, our competitors could introduce new products with innovative capabilities, which could adversely affect our business. There are many competitors in our markets. We compete with many large and mid-tier defense contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are much larger than us and generally have greater resources. Consequently, these competitors may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs.

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

WE FACE ACQUISITION AND INTEGRATION RISKS. Over the past several years we have made a number of acquisitions and investments in companies that complement our business. See below - Item 4. Information on the Company - Recent Acquisitions and - Current Business Operations. We intend to continue to acquire businesses that complement our operations. Our growth may place significant demands on our management and our operational, financial and marketing resources. In connection with acquisitions and the opening of new facilities we have increased and may continue to increase the number of our employees. In addition, we have expanded and may continue to expand the scope and geographic area of our operations. We believe this growth will increase the complexity of our operations and the level of responsibility exercised by both existing and new management personnel. Failure to successfully integrate and manage our growth may have a material adverse effect on our business, financial condition, results of operations or prospects. We may also encounter anti-trust issues in certain areas as our operations expand.

OUR DUE DILIGENCE IN ACQUISITIONS MAY NOT ADEQUATELY COVER ALL RISKS. There may be liabilities or risks that we fail or are unable to discover in the course of performing due diligence investigations relating to businesses we have acquired or merged with or may acquire in the future. Examples of these liabilities include employee benefits contribution obligations and non-compliance with applicable environmental requirements by prior owners for which we, as a successor owner, may be responsible. Such risks may include changes in estimated costs to complete programs and estimated future revenues. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments. Moreover, if the value of the acquired company were to decrease after the acquisition, or after follow-on investments in that company, we could face impairment issues. We try to minimize these risks by conducting due diligence as we deem appropriate under the circumstances. However, there is no assurance that we have identified, or in the case of future acquisitions, will identify, all existing or potential risks. Also, although generally we require the sellers of acquired businesses or assets to indemnify us against undisclosed liabilities, we cannot assure you that the indemnification will be enforceable, collectible or sufficient to fully offset the possible liabilities. Such liabilities could have a material adverse effect on our business, financial condition, results of operations or prospects. In addition, there may be situations in which our management determines, based on market conditions or other applicable considerations, to pursue an acquisition without performing due diligence.

RISKS RELATED TO OUR ISRAELI OPERATIONS

CONDITIONS IN ISRAEL MAY AFFECT OUR OPERATIONS. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel, despite Israel having signed peace agreements with Egypt and Jordan. Since 2000, there has been ongoing hostilities between Israel and the Palestinians, which has adversely affected the peace process and at times has negatively influenced Israel's economy as well as its relationship with several other countries. Despite recent Palestinian elections and discussion between the Israeli Government and the Palestinian Authority, there is no assurance that the current situation with the Palestinians will improve or, if it did, that the political and economic situation in Israel would improve as a result.

POLITICAL RELATIONS COULD LIMIT OUR ABILITY TO SELL OR BUY INTERNATIONALLY. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. To date, these measures have not had a material adverse effect on our business. However, there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

MANY OF OUR OFFICERS AND EMPLOYEES ARE OBLIGATED TO PERFORM MILITARY RESERVE DUTY IN ISRAEL. Generally, Israeli adult male citizens and permanent residents are obligated to perform annual military reserve duty up to a specified age. They also may be called to active duty at any time under emergency circumstances. Since we began operations, we have operated effectively under these requirements, including during hostilities in recent years with the Palestinians. However, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change.

ISRAEL'S ECONOMY MAY BECOME UNSTABLE. Over the years, Israel's economy has been subject to a number of factors that have affected its stability. These include periods of inflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the Government of Israel has intervened in different sectors of the economy. Such intervention has included employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli Government has periodically changed its policies in all of these areas. Although in recent years the stability of the Israeli economy has increased, and the Israeli Government has liberalized many economic regulations, reoccurrence of previous destabilizing factors could make it more difficult for us to operate our business as we have in the past.

CHANGES IN THE U.S. DOLLAR - NEW ISRAELI SHEKEL (NIS) EXCHANGE RATE. The exchange rate between the NIS and the U.S. dollar has fluctuated in recent years, although it was relatively stable in 2004. While most of our sales and expenses are denominated in dollars, a portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, a change in the value of the NIS compared to the dollar could affect our research and development expenses, manufacturing labor costs and general and administrative expenses. See below - Item 5. Operating Financial Review and Prospects - Management's Review and Analysis - Impact of Inflation and Exchange Rates - Inflation and Devaluation.

REDUCTION IN ISRAELI GOVERNMENT SPENDING OR CHANGES IN PRIORITIES FOR DEFENSE PRODUCTS MAY ADVERSELY AFFECT OUR EARNINGS. The Israeli Government may reduce its expenditures for defense items or change its defense priorities in the coming years. In recent years, the overall Israeli Government budget as well as the IMOD NIS budget have been subject to reductions as part of an economic reform initiative. To date, our current programs have not been significantly impacted by such reductions, but there is no assurance that our programs will not be affected in the future. If there is a reduction in Israeli Government defense spending for our programs or a change in priorities to products other than ours, our revenues and earnings could be reduced.

ISRAELI GOVERNMENT PROGRAMS AND TAX BENEFITS MAY BE TERMINATED OR REDUCED IN THE FUTURE. Elbit Systems and some of our Israeli subsidiaries participate in programs of the Israeli Chief Scientist's Office (OCS) and the Israel Investment Center, for which we receive tax and other benefits. The benefits available under these programs depend on our meetings specified conditions. If we fail to comply with these conditions, we may be required to pay additional taxes and penalties, make refunds and be denied future benefits. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under these programs. See below - Item 4. Information on the Company - Conditions in Israel - Chief Scientist and Investment Center Funding. We cannot assure you that these benefits will be available in the future at their current levels or at all.

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

ITEM 4.    INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

         MAIN ACTIVITIES

         We develop, manufacture and integrate advanced, high-performance defense electronic and electro-optic systems for customers throughout the world. We focus on designing, developing, manufacturing and integrating command, control, communication, computer, intelligence, surveillance and reconnaissance (C4ISR) network centric systems for defense and homeland security applications. We also perform upgrade programs for airborne, land and naval defense platforms, often as a prime contractor.

         Our major areas of operations include:

         o        aircraft and helicopter systems and upgrades;

         o        helmet mounted systems;

         o        unmanned air vehicle (UAV) systems;

         o        C4I and government information systems;

         o        land vehicle systems and upgrades;

         o        electro-optic and countermeasures systems and products;

         o        naval systems;

         o        homeland security systems;

         o        services; and

         o        technology spin-offs for commercial applications.

         These major activities have a number of common and related elements. Therefore, marketing, research and development, manufacturing, performance of programs, sales and after sales support often are conducted jointly among these areas of activities.

         We tailor and adapt our technologies, integration skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, we provide customers with cost-effective solutions, and our customers are able to improve their technological and operational capabilities within limited defense budgets.

         MARKET ENVIRONMENT

         The military actions in recent years and ongoing terrorist activities have caused a shift in the defense priorities for many of our major customers. We continue to perform platform upgrades. However, more emphasis is being placed on command, control, computers, communications and intelligence (C4I) systems, as well as intelligence, surveillance and reconnaissance (ISR) systems. These include network centric information systems, intelligence gathering, border and perimeter security, UAVs, space and satellite based defense capabilities and homeland security applications. There is also a growing demand for cost effective logistic support and training services. We believe our existing systems, products and capabilities place us in a position to meet emerging customer requirements in many of these areas. We also believe that some types of upgrade programs and electronic and electro-optic systems, particularly those that emphasize C4ISR, will continue to be a significant portion of defense budgets in many countries.

         The worldwide defense market has been characterized over the last decade by significant consolidation and merger and acquisition activities. Part of our growth strategy includes our continued activity in mergers and acquisitions both in Israel and internationally. We view positively the declared policy of the Government of Israel to privatize portions of government-owned industries and view us as a natural candidate to acquire some of these activities.

         We operate as a multi-domestic organization in order to meet the needs of our customers around the world. The Group's structure enables us to benefit from the synergy of our overall capabilities while at the same time focus on local requirements.

         COMPANY HISTORY

         We have many decades of operational experience. Elbit Systems was formed in 1996 as part of the Elbit Ltd. corporate demerger, which spun-off Elbit Ltd.'s defense related assets and business to Elbit Systems. From its founding in 1966 until the demerger, Elbit Ltd. was involved, among other operations, in a wide range of defense related airborne, land, naval and C4I programs throughout the world, and Elbit Systems continues these activities.

         In 2000, Elbit Systems merged with Elop Electro-Optics Industries, Ltd. (El-Op). Following the merger, El-Op became a wholly-owned subsidiary of Elbit Systems. El-Op has more than 60 years of experience in the electro-optics area. The merger enhanced our position as the largest non-government owned defense company in Israel. This position was further enhanced by the agreement we signed in December 2004 to purchase the major shareholder interest in Tadiran Communications Ltd. and the completion of the first phase of that purchase in April 2005. See below - Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements Relating to the Tadiran Acquisition.

         TRADING SYMBOLS AND ADDRESS

         Elbit Systems' shares are traded on the Nasdaq National Market (Nasdaq) under the symbol "ESLT" and on the Tel-Aviv Stock Exchange (TASE).

         Our main offices are in the Advanced Technology Center, Haifa 31053, Israel, and our main telephone number at that address is (972-4) 8315315.

MAJOR ACTIVITIES

         AIRCRAFT AND HELICOPTER PROGRAMS AND SYSTEMS. We supply advanced airborne electronic and electro-optic systems and products to leading aircraft manufacturers and end users. Such airborne systems and products include weapons guidance and fire control systems, mission computers, cockpit management systems, display systems, head-up displays, digital maps, night vision systems, forward-looking infra-red (FLIR) systems, laser range finders and designators, airborne C4I systems, cockpit instruments, stabilized line-of-sight payloads, aerial reconnaissance systems, store management systems, digital video recording systems, laser and infrared seekers for guided munitions, mission planning and mission debriefing systems, full mission simulators, tactical simulators and virtual training systems. Elbit Systems also is a prime contractor for aircraft and helicopter upgrade programs. We act as the upgrade integrator, and supply systems and products, for airborne platforms including:

         o fixed-wing aircraft such as the F-4, F-5, F-15, F-16, F-18, F-35, T-38, T-45, MiG-21, SU-25, SU-30, C-130, A-4, A-10,
                  Mirage, AL-X, AM-X, IAR-99, AT-63 Pampa, Beechcraft, Gulfstream-550, MD-10, MD-11, Airbus A300 and A310; and

         o helicopters such as the CH-47, CH-53, Cobra, Puma, Super Puma, OH-58 Kiowa Warrior, AH-64 Apache, H-60 Black Hawk, S-70 Blackhawk, MI-8, MI-17, MI-24, Linx EC225 and EC725 and the V-22 Osprey tilt rotorcraft.

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

         UAV SYSTEMS. We design and supply integrated UAV systems and mini-UAV systems. We design and manufacture a variety of UAV platforms, including the Hermes family of UAVs and the Skylark man-packed UAV. We also design and supply command and control ground stations elements that can be adapted for various types of UAVs, as well as training systems with capabilities to simulate payload performance, malfunctions and ground control station operation.

         C4I AND GOVERNMENT INFORMATION SYSTEMS. We design, manufacture and integrate C4I systems for ground forces and battlefield management and control applications. These include artillery command and control systems, day-night observation systems, C4I battlefield management systems for headquarters and maneuvering forces as well as battle management systems for battalion combat teams, tactical communications systems and radios that provide infrastructure and connectivity for network centric architecture solutions, tactical ground reconnaissance systems and tactical battle group trainers. This includes our prime contractor role for the Israeli Digital Army Program. We also design and manufacture governmental information technology systems and integrated information gathering systems for border control and management systems, crime prevention and other governmental applications.

         LAND VEHICLE PROGRAMS AND SYSTEMS. We upgrade and modernize tanks and other combat vehicles both as a prime contractor and as a systems supplier to leading platform manufacturers. Our land vehicle systems include fire control systems, electric gun, turret drive and stabilization systems, overhead remote control weapon stations, battle management systems, FLIRs, gunner's and commander's sights, lasers range finders, laser warning systems, displays, life support systems and hydraulic systems for tanks, personnel carriers and other combat vehicles. We develop and supply unmanned ground vehicles for a variety of land based missions. We also supply training systems for tanks and fighting vehicles. Land vehicle programs containing our systems and products include the Merkava, M1 Abrams, Centurion, M-60, T-55, T-72, Bradley A-3, MLRS, HIMARS, AMX-30, SK-105, MK-109, ULAN, Pandur and LAV.

         ELECTRO-OPTIC AND COUNTERMEASURES SYSTEMS. Through El-Op, our wholly-owned subsidiary, we design and manufacture a full range of electro-optics sensors and systems for space, air, land and sea applications. The range of electro-optics products includes space cameras and specialized sensors, airborne reconnaissance and observation systems, FLIRs for land, naval and airborne applications, laser range finders and laser designators based on flash lamp pumped and diode pumped technologies used in manned and unmanned airborne vehicles and land and naval platforms. Our electro-optic solutions are used for detection, identification and information gathering as well as for land vehicle upgrades. El-Op's ISR related business activities - space cameras, airborne reconnaissance and observation & surveillance - share a broad infrastructure of technologies that provide imagery intelligence, long range observation solutions for space, air, sea and land based sources. In the space area, El-Op also maintains in-house Israel's national space electro-optics infrastructure and is currently a principal subcontractor for the Israeli Ofek satellites. In addition, El-Op supplies dedicated satellite payloads for space research and advanced multi-spectral and high resolution pan-chromatic cameras for commercial satellites.

         NAVAL SYSTEMS. Our naval systems include naval combat management systems, shipboard combat system integration, naval electro-optic observation systems, naval tactical trainers, submarine electronic support management systems and shipboard decoy countermeasure launching systems.

         HOMELAND SECURITY SYSTEMS. We design, manufacture and integrate a range of security systems and products for air, ground and sea homeland security and homeland defense applications. These include maritime and coastal control and surveillance systems, harbor protection systems, border control systems automatic access gates for border control, C4I homeland security applications, facility perimeter security products, remote suspect identification systems for aviation security, electronic fences and electro-optic warning systems for defense, police, border and coast guards and homeland security uses.

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


REVENUES

         The table below shows our consolidated revenues for groups of major areas of operations for the years ended December 31, 2002, 2003 and 2004:

                                                              2002         2003       2004
                                                              ----         ----       ----
 Airborne Systems:                                            $373         $374       $368
 Land Vehicle Systems:                                         136          200        199
C4ISR Systems:                                                 123          134        109
Electro-Optic Systems:                                         148          140        200
Other (mainly non-defense engineering and production):          48           50       __64
                                                              ----         ----       ----
Total:                                                        $828         $898       $940
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

         AIRBORNE C4I SYSTEMS - for network centric airborne, command, control, communication and intelligence and situational awareness.

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

         VIRTUAL TRAINING SYSTEMS - for embedded training.

         MISSION PLANNING AND DEBRIEFING SYSTEMS - for planning and debriefing of fixed and rotary-wing aircraft missions.

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

         UAV SYSTEMS
         -----------

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

         GROUND CONTROL STATIONS -designed with an open architecture concept that is adaptable to various types of UAVs.

         TRAINING SYSTEMS - for simulation of full UAV operation, payload data and malfunctions.

         C4I AND GOVERNMENT INFORMATION  SYSTEMS
         ------------------------------  -------

         DIGITAL ARMY "SYSTEM OF SYSTEMS" - advanced combat concepts geared to increase operational effectiveness and connectivity throughout all land force echelons, in all combat situations, under a unified operational concept, providing computerized systems down to the single soldier level to facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons.

         ARTILLERY C4I SYSTEMS - for C4I applications among field artillery units deployed from the platform to brigade levels, managing all aspects of artillery operations..

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

         HEADQUARTERS AND FORCE MANEUVERING MANAGEMENT SYSTEMS - integrated command and control systems for maneuvering forces, providing updated situational awareness, command dissemination and decision support tools.

         TACTICAL GROUND RECONNAISSANCE SYSTEMS - for border control and ground reconnaissance operations.

         TACTICAL DATA COMMUNICATION SYSTEMS - for network centric information exchange for ground applications, using data radios, modems, protocols, message handling systems, voice over IP and tactical internet.

         ENHANCED TACTICAL COMPUTERS - tactical PCs for military field use.

         MILITARY WIRELESS LAN - immune wireless systems for wideband data transmission, with high survivability in dynamic and noisy military environments.

         TACTICAL BATTLE GROUP TRAINERS - for training commanders and staff from company level to battalion battle group and brigade-sized operations.

         BORDER, PERIMETER AND FACILITY SECURITY SYSTEMS - for use by armed forces, police, border patrols, coast guards and security personnel to monitor by innovative means border crossing points, airports, seaports, military bases, high risk installations and other sensitive areas.

         INFORMATION TECHNOLOGY SYSTEMS - for crime prevention, and other governmental applications.

         INTEGRATIVE COMPONENT-BASED EXPLOITATION (ICE) SYSTEM - fully integrative multi-sensor exploitation system providing an end-to-end solution for the entire operational cycle of satellite and airborne digital imagery.

         ANTI-MONEY LAUNDERING SYSTEMS - information technology systems for law enforcement anti-money laundering and combating of terrorist financing activities.

         BORDER CONTROL AND MANAGEMENT SYSTEMS - automatic systems that supervise and control all movements across borders.

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

         BATTLE MANAGEMENT SYSTEMS - for data processing and situational awareness of vehicle crews and commanders.

         OVERHEAD REMOTE WEAPON STATIONS - for transforming armored vehicles into armored fighting vehicles by providing the crew with the combat capabilities of a turreted vehicle.

         COLOR FLAT PANEL DISPLAYS - for presentation of maps and command and control data, as well as video generated by thermal imaging systems.

         MASS STORAGE DEVICES - for storage of maps and battle command information using solid state memory devices based on commercial off the shelf and PCMCIA technology.

         COMMANDER PANORAMIC SIGHTS - for 360(0) independent panoramic target location and identification and gun-turret direction, using day and night vision systems.

         LASER WARNING SYSTEMS - for identifying and pinpointing the angular direction of laser sources generated by laser range finders and laser guided and laser beamrider missiles.

         UNMANNED GROUND VEHICLES (UGVS) - dedicated autonomous vehicles, equipped with sensory perception and artificial intelligence capabilities for various land based applications.

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

         NAVAL SYSTEMS
         -------------

         NAVAL COMBAT MANAGEMENT SYSTEMS (CMS) - command and control, data links, sensors and effector control systems for naval ships including integrated tactical information and operation of weapon systems.

         NAVAL COMBAT SYSTEMS INTEGRATION - integration of weapons and sensors for naval platforms.

         STABILIZED ELECTRO-OPTICAL PAYLOADS - for naval observation and electro-optical stabilized line of sight fire control systems.

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

         UNMANNED NAVAL VEHICLES - unmanned naval systems for various maritime applications that adapt the capabilities and applications of UAVs.

         SATELLITE COMMUNICATION SYSTEMS - VSAT communication systems with high band rate data and voice transfer for land and naval forces.

         HOMELAND SECURITY SYSTEMS
         -------------------------

         BORDER AND COASTAL SURVEILLANCE AND CONTROL SYSTEMS - turn-key solutions including a wide variety of day and night electro-optical sensors with perimeter security, image processing, acoustic sensing technology, command and control and systems integration capabilities for monitoring and information gathering at border entry points and coastal areas.

         HARBOR PROTECTION SYSTEMS - for securing and monitoring access to harbors.

         FACILITY SECURITY SYSTEMS - for protecting unauthorized access and exit to and from sensitive facilities.

         AVIATION SECURITY APPLICATIONS - for protection of commercial aircraft, airports and air travelers, including remote suspect identification systems.

         AUTOMATIC BORDER ACCESS GATES - for controlling access of passengers, vehicles and carriages at border entry points.

         CRITICAL INFRASTRUCTURE SECURITY SYSTEMS - a wide range of electro-optical intruder detection sensors with advance day and night capabilities for monitoring and securing critical infrastructure facilities and assets, including integrated pipeline security system solutions based on acoustic detection fusion technology.

         ELECTRONIC AND ELECTRO-OPTICAL PERIMETER AND ACCESS CONTROL SYSTEMS - for night and day "smart" monitoring of perimeter fences and entry/exit points.

PRINCIPAL SUBSIDIARIES

         EL-OP

         Based in Rehovot, Israel, our wholly-owned subsidiary El-Op operates in the area of electro-optic systems and products mainly for defense, space and homeland security applications. It has significant design, engineering and manufacturing capabilities. El-Op has a broad customer base, both in Israel and internationally.

         El-Op designs, engineers, manufactures and supports a wide range of advanced electro-optic airborne, land, naval and space systems and products described elsewhere in this Form 20-F. These include IMINT solutions, airborne reconnaissance systems, spaceborne reconnaissance systems, observation and surveillance stabilized payloads, laser systems, head-up displays, thermal imaging systems, integrated sights for ground forces and electro-optical homeland security and defense security systems. See below "Current Business Operations - Aircraft and Helicopter Systems - Aircraft Head-Up Displays, Aircraft Electro-Optic Systems, Aerial Reconnaissance Systems and Electro-Optics Products for Helicopters; Land Vehicle Systems - Merkava and Thermal Imaging Systems - Electro-Optical and Countermeasures Systems - Naval Systems and - Homeland Security Systems."

         EFW

         We conduct most of our business in the United States through our wholly-owned subsidiary, EFW Inc. (EFW) and EFW's subsidiaries, collectively the Elbit Systems of America group of companies. Elbit Systems holds its shares in EFW through a Delaware holding company Elbit Systems U.S. Corp. (ESC). EFW is incorporated in Delaware and based in Fort Worth, Texas. In 1993, EFW acquired most of the assets of General Dynamics Corporation's (General Dynamics) Electronics Manufacturing Center in Fort Worth, which mainly manufactured and supplied electronic components for F-16 aircraft. Over the last decade EFW has expanded its activities to a number of additional areas involving tactical aircraft, helicopters, land vehicles, UAVs and smart munitions. These include programs for the V-22 Osprey tilt rotorcraft, the Bradley A-3 fighting vehicle, the Multiple Launch Rocket System, JDAM munitions, the AH-64 Apache helicopter, the UH-60 Blackhawk helicopter, the OH-58D Kiowa Warrior helicopter, the A-10 aircraft, the F/A-18 aircraft, the C-130 transport aircraft as well as additional systems for the F-16. EFW is involved in a number of joint projects with Elbit Systems Group companies and with other U.S. defense companies.

         As described below, EFW and Rockwell Collins Inc. each own 50% of Vision Systems International LLC, which is engaged in the area of helmet mounted systems for fighter aircraft.

         EFW has expanded significantly through mergers and acquisitions.

         KOLLSMAN. EFW acquired Kollsman, Inc. (Kollsman), a wholly-owned Delaware subsidiary located in Merrimack, New Hampshire. Kollsman is engaged mainly in developing and manufacturing cockpit instruments and enhanced vision systems for civil and military aircraft and observation and targeting systems for land vehicles and aircraft. Kollsman has also recently begun activities in the U.S. homeland security market. Kollsman through its wholly-owned subsidiary, KMC Systems, Inc., is also involved in manufacturing medical instrumentation.

         IEI. EFW also acquired International Enterprises, Inc. (IEI), a wholly-owned Alabama subsidiary located in Talladega, Alabama, that provides repair, maintenance and logistics support for a number of military electronic systems and components installed on aircraft, helicopters and ground support equipment for the U.S. military and other customers worldwide. IEI serves as EFW's focal point for after-market support capability.

         HONEYWELL DISPLAY BUSINESS. Another acquisition of EFW was the purchase of the Display and Orientation Products business of Honeywell Inc. (Honeywell). This business includes the military helmet display and tracker activities that were performed by Honeywell, a major part of which is the production and support of helmet mounted systems for the U.S. Army's Apache helicopters. Part of this business is based in Warner Robins, Georgia, and the other activities are carried out at EFW's Fort Worth facilities and at IEI's facilities in Alabama.

         EFW'S MAJOR CUSTOMERS. Major customers of EFW and its subsidiaries include Lockheed Martin Corporation (Lockheed Martin), the Boeing Company (Boeing), the U.S. Army, U.S. Navy, U.S. Air Force, U.S. Marine Corps, the IMOD, United Defense, Gulfstream Aircraft Corporation, Federal Express, Honeywell International Inc., Oto Melara S.p.A. and CMI - Cockerill Mechanical Industries S.A.

         EFW'S RECENT CONTRACTS. Recent contract awards include development of displays for F/A-18 E/F aircraft, design of an electronic unit for the helmet mounted system and design of a new mission computer for the AH-64 Apache helicopter, development and supply of smart displays for the UH-60 Q/L Blackhawk helicopter, development and supply of Enhanced Vision Systems and head-up displays for Federal Express wide body aircraft, multi-year supply of commercial data entry electronic units, commercial central interface units, color multi-function displays and digital video recorders for the F-16, development and supply of multi-function displays for the C-130, supply of displays for the A-10 and semi-active laser seekers for JDAM munitions. See below "Current Business Operations - Aircraft and Helicopter Systems - Helmet Mounted Systems and - Land Vehicle Systems".

         FMF. EFW and its subsidiaries also act as prime contractors for U.S. Foreign Military Funding programs. See below "Governmental Regulations - Foreign Military Funding".

         ENGINEERING AND MANUFACTURING. EFW has extensive engineering and manufacturing capabilities at its Fort Worth facilities as does Kollsman at its facilities in New Hampshire. IEI's facilities in Alabama and EFW's facilities in Georgia have significant maintenance and repair capabilities. See below "Manufacturing" and "Customer Satisfaction and Quality Assurance".

         SSA. EFW, Elbit Systems, ESC and the DOD are parties to a Special Security Agreement (SSA). The SSA provides controls and procedures to protect classified information and export controlled data received by EFW and its subsidiaries in performing U.S. Government contracts. The SSA allows EFW and its subsidiaries to participate in classified U.S. Government programs even though, due to its ownership by Elbit Systems, EFW is considered under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of EFW's board of directors was permanently established to supervise and monitor compliance with EFW's security procedures. The SSA also requires EFW's board of directors to include outside directors who have no other affiliation with the Elbit Systems Group. EFW's board of directors also contains officers of EFW and up to two inside directors, who have other affiliations with the Elbit Systems Group. The SSA requires outside directors and officers of EFW who are directors, and some other senior officers, to be U.S. resident citizens and eligible for DOD personal security clearances.

         VSI

         Vision Systems International LLC (VSI) is a California limited liability investee company based in San Jose, California. EFW and Rockwell Collins Inc. (Rockwell Collins), through Kaiser Electronics, each own 50% of VSI. Founded in 1996, VSI acts on a world-wide basis on behalf of Rockwell Collins/Kaiser and Elbit Systems/EFW in the area of helmet mounted display systems for fixed-wing military and paramilitary aircraft. VSI performs marketing, project management, contract administration and systems engineering. Elbit Systems, EFW and Kaiser each have provided VSI with licenses to use their helmet mounted display technologies. In general, VSI subcontracts product development and production to its owners on an approximately equal basis. Each owner has equal representation on VSI's management.

         VSI is the prime contractor to Boeing and Lockheed Martin for the design and manufacture of the Joint Helmet Mounted Cueing System (JHMCS) for the U.S. Air Force and U.S. Navy F-15, F-16 and F/A-18 aircraft. VSI also has contracts to supply helmet mounted systems for fighter aircraft to the Israel Air Force (IAF), the Danish Air Force and other customers. In 2003, VSI was selected to develop a dual-seater version of the JHMCS and in January 2004 was authorized to begin full scale JHMCS production. In addition, in 2003, Lockheed Martin selected VSI as its team member to develop the helmet mounted system for the U.S. F-35 Joint Strike Fighter (JSF). See below "Current Business Operations
- Helmet Mounted Systems".

         CYCLONE. Cyclone Aviation Products Ltd. (Cyclone) is a wholly-owned Israeli subsidiary of Elbit Systems. Located near Karmiel, Israel, Cyclone designs and produces composite and metal structural parts for civil and military aircraft. Cyclone also performs maintenance, integration of systems and upgrades for aircraft and helicopters. Cyclone recently acquired the assets of IMI's Aircraft Systems Division, which is involved in manufacturing weapons pylons and external fuel tanks for fighter aircraft. See below - "Recent Acquisitions". Both directly and through its affiliated company Snunit, Cyclone works with Elbit Systems in supplying flight training services for fixed-wing aircraft and helicopters of the IAF. Cyclone's customers include the IMOD, the U.S. Air Force, Boeing, Lockheed Martin, Vought Aircraft Industries Inc., Bell Helicopters Textron Inc., Sikorsky Aircraft Company (Sikorsky), Israel Aircraft Industries Ltd. (IAI) and other aircraft manufacturers and end users around the world. See below "Current Business Operations - Aircraft and Helicopter Systems
- Civil Aviation and - Logistics Support Services"..

         SILVER ARROW. Silver Arrow LP (Silver Arrow), is an Israeli limited partnership owned by Elbit Systems together with a wholly-owned holding company subsidiary of Elbit Systems. It operates as an integral part of Elbit Systems' UAV Systems business, which is located both in Nes Ziona and Haifa, Israel. Silver Arrow develops and manufactures UAVs. UEL - UAV Engines Ltd., a wholly-owned British subsidiary of Silver Arrow, manufactures engines for UAVs and other applications. See below "Current Business Operations - UAV Systems".

         ORTEK . Ortek Ltd. (Ortek) is a wholly-owned Israeli subsidiary of Elbit Systems. Located in Sderot, Israel, Ortek operates mainly in the field of defense security and surveillance systems and tactical products including day and night vision instruments based on starlight amplification. It develops and manufactures electro-optical systems for day and night use, counter-terrorism systems, command and control, image processing and intruder detection, night vision goggles, sniper vision systems and other defense and homeland security systems including for border, perimeter and access control. See below "Current Business Operations - Battlefield Management and Government Information Systems and - Homeland Security Systems"

         EUROPEAN SUBSIDIARY. The European Subsidiary is a wholly-owned Belgium subsidiary. It develops, manufactures and supports electro-optical products, mainly for the defense and space markets.

         KINETICS. Kinetics Ltd. (Kinetics), based in Airport City, Israel, is owned 51% by Elbit Systems. The balance is owned by founding employees and private investors in Israel and the United States. Some of these other shareholders have a "put" option that, if exercised, would require Elbit Systems to acquire their shares in Kinetics at a specified price. Kinetics develops technologies, systems and products in the field of advanced life support and environmental controls, such as climate control systems and nuclear, biological and chemical protection systems for combat vehicles. Also, Kinetics develops and manufactures other products for land vehicles, such as hydraulic, fuel, braking and suspension systems, an auxiliary power unit for land vehicle power pack systems and hydraulic systems for aircraft. Kinetics sells its products to the IDF, the U.S. Army and other customers. Kinetics wholly-owns Real-Time Laboratories, LLC. a company based in Boca Raton, Florida, engaged in the U.S. market in similar activities to those of Kinetics. See below "Current Business Operations - Land Vehicle Systems - Environmental Control and Hydraulic Systems". Elbit Systems has a "call" option to purchase the shares of the other shareholders in Kinetics at a specific price. With regard to a "put" option of other shareholders in Kinetics, see below - Item 5. Operating Financial Review and Prospects - Management's Discussion and Analysis - General - Off-Balance Sheet and Other Long-Term Arrangements and Commitments.

         SCD. Semi-Conductor Devices (SCD) is an Israeli investee partnership equally owned by Elbit Systems and Rafael Armaments Development Authority Ltd. (Rafael). Located in Leshem, Israel, SCD develops and manufactures infrared detectors for thermal imaging equipment and laser diodes used in defense and commercial applications. SCD also owns approximately 8%, on a fully-diluted basis, of CyOptics Inc., a spin-off company engaged in the development of optical communications components based on Indium Phosphide technology. See below "Current Business Operations - Electro-Optical and Countermeasures Systems and - Technology Spin-Offs".

         OPGAL. Opgal - Optronics Industries Ltd. (Opgal) is an Israeli investee company owned 50.1% by Elbit Systems and 49.9% by a subsidiary of Rafael. Located in Karmiel, Israel, Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. Its developments include an enhanced vision sensor designed to assist in landing aircraft under limited visibility and harsh weather conditions. Opgal also designs thermal imaging cameras and FLIR systems for applications, such as surveillance, industrial, medical and fire fighting. It also produces OEM FLIR cameras for defense applications. See below "Current Business Operations - Aircraft and Helicopter Systems - Civil Aviation and - Electro-Optical and Countermeasures Systems."

         TADIRAN COMMUNICATIONS

         Tadiran Communications Ltd. (Tadiran Communications) is a publicly traded Israeli investee company owned as of May 31, 2005, approximately 20% by Elbit Systems and approximately 18% by Koor Industries Ltd. (Koor), with the balance of the shares traded on the TASE. Located in Holon and Petach Tikva, Israel, Tadiran Communications has over 40 years of experience in military communications technologies, with internationally recognized expertise in the fields of RF design and development in frequencies ranging from 1.5 MHz - 5 GHz and 50 GHz to 60 GHz, spread spectrum techniques (e.g. frequency hopping and direct sequence), crypto algorithms, wireless data transfer application modems, error detection and correction adapted to radio channels, advanced synchronization techniques, communications protocols, including radio over IP
(RoIP) and voice over IP (VoIP), and radio channel control.

         In addition to being the main supplier of communication equipment to the IDF's Signal Corps, Tadiran Communications is active in the global military and civilian communication markets. Tadiran Communications has a large worldwide customer base for which it provides advanced communications technology, equipment, systems and solutions. Over 90% of its 2004 revenues was derived from its international exports. Tadiran Communications' wholly-owned subsidiary, Talla-Com, Tallahassee Communications Industries Inc. (Talla-Com), and Talla-Com's wholly-owned subsidiary, Tallahassee Technologies Inc., both based in Tallahassee, Florida, serve as Tadiran Communications' U.S. development, production and marketing arm and as a base for participation in FMS projects. Tadiran Communications' 75%-owned Ulm, Germany-based subsidiary, Telefunken RACOMS, is active in both military and civilian communications and serves as Tadiran Communications' base for the German and European communications markets.

         For further information on Elbit Systems agreements regarding the purchase of shares in Tadiran Communications see below - Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements Relating to the Tadiran Acquisition.

         OTHERS. We have several other smaller subsidiaries and investee companies in Israel and other countries.

RECENT ACQUISITIONS

         During the past year we have expanded our capabilities through several acquisitions as well as divested our shareholdings in one of our non-core businesses.

         TADIRAN COMMUNICATIONS. In April 2005, Elbit Systems completed the first stage of the acquisition of Koor's shares in Tadiran Communications, acquiring from Koor approximately 13.7% of Tadiran Communications shares, for an aggregate purchase price of approximately $62.5 million. Including shares purchased by Elbit Systems on the stock market, as of May 31, 2005, we hold in the aggregate approximately 20% of Tadiran Communications' shares. Subject to the terms of agreements between Elbit Systems and Koor, Elbit Systems is to purchase the balance of the Tadiran Communications' shares held by Koor (approximately 18%). See above "Principal Subsidiaries - Tadiran Communications" and below - Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements Relating to the Tadiran Acquisition.

         IMI AIRCRAFT SYSTEMS DIVISION. In March 2005, Cyclone acquired the assets of Israel Military Industries Ltd.'s (IMI) Aircraft Systems Division (the Aircraft Division) located in Tirat Hacarmel, Israel, for a price of approximately $7 million, subject to adjustments, a portion of which was paid in cash and the balance through assumption of obligations of the Aircraft Division. The transaction was made through a wholly-owned subsidiary of Cyclone. The Aircraft Division manufactures weapon pylons and external fuel tanks for fighter aircraft. The Aircraft Division's customers include the IMOD, the DOD, U.S. aircraft manufacturers and other customers worldwide.

         CIC. In September 2004, Kollsman acquired the product line and assets of Computer Instruments Company (CIC), located in Westbury New York, for approximately $2.3 million. The CIC business line relates to the manufacture of air data computers and modules and air data pressure probes for military and commercial aircraft. Following the acquisition, the CIC business was relocated to Kollsman's facilities in New Hampshire. The acquisition positions Kollsman as a key supplier of air data probes for tactical missile and UAV programs and enhances Kollsman's product line for commercial and military aircraft.

         REDC. In November 2004, El-Op acquired the preferred shares of RedC Optical Networks Inc. (RedC) held by MRV Communications Inc. for a purchase price of $2 million, which together with the 36.5% of RedC's shares previously held by El-Op, brought El-Op's shareholdings in RedC's voting shares to approximately 72.5%. RedC is a Delaware corporation, which together with its Israeli subsidiary, designs and manufactures optical amplifiers for dense wave-length multiplexing optical networks for telecommunications. In December 2004, El-Op entered into an agreement for the sale of its entire interest in RedC in consideration for approximately $3.1 million. The closing conditions for that sale were completed in January 2005. Approximately 90% of El-Op's equity interest in RedC was sold to the Cedar Fund with the balance redeemed by RedC itself.

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

         Our airborne systems and products include, head-up displays, mission computers, digital maps, displays, display processors, weapon control systems, airborne C4I systems, FLIRs, laser products, cockpit instruments, payloads and aerial reconnaissance systems. We also supply helmet mounted display and tracking systems as described below. By reducing the pilot's workload, these systems are designed to provide greater accuracy, reliability and efficiency in performing missions. We also supply a comprehensive line of aircraft simulator and training systems.

         Aircraft and helicopter upgrade programs are a part of our business strategy. We have implemented this strategy over the past several years in major upgrade programs for existing aircraft and helicopters.

         AIRCRAFT AVIONICS SYSTEMS AND UPGRADE PROGRAMS

         IAR 99. In November 2004, Elbit Systems, in cooperation with the Romanian aircraft manufacturer Avioane Craiova, was awarded a $43 million contract from the Romanian Defense Ministry to supply eight IAR-99 lead-in trainer aircraft. The project will be executed in cooperation with Romanian industries over a period of approximately four years. This contract followed our upgrade project of four IAR-99 aircraft which was announced in 2001. The first program has been completed and the aircraft are currently used by the Romanian Air Force.

         F-18 DISPLAYS. In April 2004, EFW was awarded a contract from Boeing for the design and development of Upfront Control Display (UFCD) and Multi-Purpose Color Display (MPCD) units for F/A-18E/F aircraft. Under the terms of the contract, EFW will provide Form, Fit, Function and Interface (FFFI) replacements of the existing aircraft configuration in support of the F/A-18E/F Multi-Year II program, to take place from 2005 to 2009. The contract award provides options for production units of up to 360 aircraft. The first of these production options was awarded to EFW in October 2004. The development, production and support contract for the full program is estimated to be at a value of more than $45 million.

         AL-X BRAZIl. In 2002, Elbit Systems was awarded contracts by the Brazilian Government and by a subsidiary of the Brazilian aircraft company Embraer - Empresa Brasileira de Aeronautica S.A. (Embraer) for the production and logistic support phases of the AL-X Super Tucano aircraft program for the Brazilian Air Force. The contracts are valued at more than $80 million and are being performed over a period of approximately four years. Under the contracts we supply avionics systems, equipment and logistic support for 76 AL-X light attack and trainer aircraft being manufactured by Embraer for the Brazilian Air Force. This followed our completion of a development contract for the AL-X. We began delivering production aircraft in January 2004. The avionics system for the AL-X includes an advanced mission computer, liquid crystal displays, head-up display and a navigation system. In addition, we are supplying simulators, planning mission stations and debriefing stations.

Maintenance and logistic support to the Brazilian Air Force are provided mainly through Elbit Systems' Braziliansubsidiary Aeroeletronica - Industria de Componentes Avionicos S.A. (AEL), located in Porto Alegre, Brazil. Program funding is provided in part through a financing arrangement between the Brazilian Government and commercial banks. The contracts call for "buy-back" to be performed over a multi-year period. See below "Buy Back".

         F-5 BRAZIL. In 2001, Elbit Systems began work under contracts for the Brazilian F-5 Aircraft Modernization Program. The program calls for the upgrade of 46 F-5 aircraft for the Brazilian Air Force. Ours contracts for the program are with Embraer and the Brazilian Government, with a total value of approximately $230 million to be performed over a six-year period. The contract with Embraer provides for an avionics upgrade, which includes an electronic warfare (EW) suite, mission computers, radar, displays and other avionics products. Prototype flight testing began in January 2004 and delivery of production aircraft is scheduled during 2005. The contract with the Brazilian Government covers a logistic support program including establishment of an in-country maintenance center based at AEL. Program funding is provided through a financing arrangement between the Brazilian Government and commercial banks. We obtained an insurance policy from the Israeli Foreign Trade Risk Insurance Company (IFTRIC) covering up to 90% of our financial exposure under the program, subject to the policy's terms. The program also includes buy-back provisions.

         MIG-21 ROMANIA. During 2003, we completed work and received the remaining payments under the contract for the upgrade of MiG-21 aircraft for the Romanian Air Force. Following completion of aircraft deliveries, we are supplying ACTS, an Advanced Combat Training System, which aids pilot training and the transition to upgraded MiG-21 aircraft and other future fighters.

         SU-25 SCORPION. In 2003 and 2004, Elbit Systems was awarded contracts to deliver to Georgia avionics for upgraded SU-25 Scorpion aircraft, with deliveries scheduled for 2005 and 2006, respectively. This followed Elbit Systems and TAM, the Georgian aircraft manufacturer, conduct of the maiden flight of an upgraded SU-25 Scorpion aircraft in 2001.

         PAMPA. In 2001, Elbit Systems signed a contract with Lockheed Martin Aircraft Argentina S.A. for the avionics upgrade of 24 AT-63 Pampa aircraft for the Argentinean Air Force. In 2002, completion of the contract was delayed due to the economic situation in Argentina. Based on an understanding reached between Lockheed Martin and the Argentinean Government the program was resumed and roll-out of the first upgraded aircraft occurred in the third quarter of 2004. We anticipate completing deliveries by 2007.

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

         Since its March 2005 acquisition of IMI's Aviation Systems Division, Cyclone manufacturers weapons for pylons and F-16 aircraft. See above "Recent Acquisitions". Cyclone also manufactures the leading edge flap for U.S. Air Force F-16 aircraft. During 2002, Cyclone was awarded orders for the supply of other structural parts for the F-16, including the horizontal stabilizer, the rudder, the ventral fin and the engine access doors.

         As of December 31, 2004, our overall F-16 related systems and components backlog, which extends through 2008, totaled approximately $175 million.

         AIRCRAFT HEAD-UP DISPLAYS. El-Op supplies its head-up displays for fixed-wing fighter and trainer aircraft such as the F-4, F-5, F-16, T-38C, MiG-21, Mig-27, Mig-29, SU-25, SU-30, A-4, AL-X. AM-X, AT-63 Pampa, IAR-99,
Jaguar, KO-1, IDF, L-39, Mirage, MD-10/11 and Airbus 300/310.

         AIRCRAFT ELECTRO-OPTIC SYSTEMS. El-Op supplies laser range finders for a range of airborne platforms. El-Op also has supplied laser designators for other airborne applications such as the laser designator for the U.S. Kiowa Warrior helicopter, the U.S. Navy's Nite Hawk pod and for pods of other customers.

         AERIAL RECONNAISSANCE SYSTEMS. El-Op supplies airborne reconnaissance systems for a range of fighter aircraft including the F-16. In 2000, El-Op was awarded a contract to supply advanced airborne reconnaissance systems for the Turkish Air Force's RF-4E aircraft. The program is expected to be completed during 2005.

         HELICOPTER UPGRADE PROGRAMS

         IAF MISSION MANAGEMENT SYSTEM. In February 2005, Elbit Systems was awarded a contract to provide the Israeli Air Force with a command and control mission management system for helicopter platforms. This advanced system provides the combat forces with a real-time updated situational picture, which enables them to share mission critical data based on data communication. The system will allow all mission participants to benefit from an accurate tactical picture for enhanced situational awareness, as well as effective synchronized operation on the battlefield. The system enables support coordination, identification of friendly forces and prevention of inadvertent gunfire.

         APACHE MISSION COMPUTER. In April 2004, EFW was selected by Boeing to design a new mission computer for the Apache AH-64 helicopter. The contract is to be performed over a two-year period.

         TURKISH S-70 BLACKHAWK. In 2003, Elbit Systems' contract with Turkish Aerospace Industries became effective for the modernization of the Turkish Armed Forces Command Sikorsky S-70 Blackhawk helicopters. we act as the avionics systems integrator and is developing and supplying "glass cockpit" avionics and advanced mission equipment. The program is to be performed in two stages, development and production, over a four-year period.

         BLACK HAWK WEAPON MANAGEMENT SYSTEMS. In 2002 and 2003, Elbit Systems was awarded follow-on orders by Sikorsky to provide the weapons management system for the upgrade of Black Hawk helicopters. This followed award of the original contract from Sikorsky in 2001. We completed deliveries of these systems during 2002 and anticipate completing logistic support orders during 2005.

         V-22 DIGITAL MAP AND DISPLAY SYSTEMS. We supply both digital maps and multi-function display systems for the U.S. Armed Forces' V-22 Osprey tilt rotor aircraft (V-22). Our digital map provides pilots with real-time high resolution digital topographical images and other information pilots need to perform their missions. We developed and supplied the digital map system for the V-22 under a contract of EFW with Boeing. In 1998, Boeing awarded EFW a contract for the V-22 Active Matrix Liquid Crystal Multi-function Display Upgrade Program. The program calls for delivery of display subsystems for 246 V-22 aircraft over seven years. EFW is also under contract from Boeing to produce a series of interface units for the V-22. In 2002, EFW was awarded orders by Boeing to redesign the V-22's display electronic unit and digital map. During November 2004, EFW received initial production orders for these second generation digital map and display electronics for the V-22. Additional production orders were received in January 2005.

         DIGITAL MAPS AND DISPLAYS FOR EUROCOPTER. In 2003, we received an order from Eurocopter S.A. (Eurocopter) to supply 120 smart displays for French search and rescue helicopters. This followed earlier contracts from Eurocopter for display development and supply of digital map systems and displays.

         ELECTRO-OPTIC PRODUCTS FOR HELICOPTERS. El-Op supplies several products for heliborne applications. These include laser range-finders and target designators including those based on solid state diode pumped laser technology. In 2002, El-Op was awarded a contract to develop and supply its Laser Obstacle Ranging & Display Systems (LORD) for IAF helicopters, which has successfully completed its first flight test series. Performance of the contract is through 2006. In June 2005, El-Op's LORD system received Flight International's Aerospace Industry Award in the Avionics and Electronics category. El-Op is developing a laser designator for an upgrade of the OH-58D Kiowa Warrior surveillance helicopter. El-Op also supplies the laser-spot tracker integrated with the fire-control system, as well as display monitors, for the AH-64 Apache helicopter. Kollsman supplies the upgraded FLIR enhanced night targeting system for the U.S. Marines' AH-IW Super Cobra helicopters. El-Op also supplies electro-optic payloads for a variety of helicopters.

         PRECISION GUIDANCE SYSTEMS

         OPHER AND LIZARD. In the area of guided munitions, we developed and are supplying our "Whizzard" family of precision guided systems. The Whizzard family includes the "OPHER" and "Lizard" systems. OPHER is a thermal-imaging, autonomous precision guidance system. The Lizard system provides munitions guidance towards laser designated targets. We have supplied OPHER systems to customers such as the IDF, the Italian Air Force and the Romanian Air Force and are currently supplying Lizard systems to the Italian Air Force.

         JDAM. In July 2004, EFW was awarded an order from Boeing to modify a Lizard Semi Active Laser (SAL) seeker to serve as the SAL seeker for Boeing's JDAM munitions, adding the capability of laser terminal guidance against targets of opportunity and moving targets. To date, two successful guidance tests have been completed, one against a stationary target and the second against a moving target. After completion of the design phase of this program, low rate initial production and serial production orders are anticipated.

         VIPER STRIKE. In 2003, under an order received by EFW from Northrop Grumman Corporation (NG), our semi-active laser seeker was successfully tested with NG's brilliant anti-tank (BAT) munitions - Viper Strike. Orders for additional units were received in 2003, 2004 and 2005. These munitions are used in connection with the Hunter UAV. New derivatives of this product are being modified for use on other platforms.

         CIVIL AVIATION

         KOLLSMAN COMMERCIAL AVIONICS. Kollsman designs and manufactures a range of altimeters, pressure monitors, other cockpit indicators and avionics test equipment for commercial as well as military aircraft. Kollsman is also supplying air data computers and air data pressure probes for commercial aircraft following its acquisition in September 2004 of the assets of CIC. Following the CIC acquisition, Kollsman obtained an FAA Technical Service Order
(TSO) for an RVSM-compliant air data computer that is designed to interface with a wide variety of avionics systems and is currently being supplied for RVSM upgrades for older corporate and commercial aircraft. See above "Recent Acquisitions".

         EVS

         Kollsman designs and produces the Enhanced Vision System (EVS) for commercial aircraft. The EVS utilizes an advanced FLIR system developed together with Opgal. EVS projects an image on the pilot's head-up display, providing FLIR picture overlaying the outside view in a conformal manner. It is designed to improve flight safety and situational awareness and allows the pilot to detect lights and ground features such as runways, aircraft and buildings at night and in low visibility conditions. In 2001, the U.S. Federal Aviation Administration
(FAA) certified the installation of the EVS on General Dynamics' Gulfstream-550 business jet. EVS is installed as a baseline system on Gulfstream-550 aircraft and is an option on Gulfstream-500 aircraft. In 2003, EVS also was installed and became operational on the Gulfstream-400.

         In October 2004 and January 2005, Kollsman was awarded additional follow-on orders for EVS by Gulfstream for all their large cabin aircraft models. These additional orders bring the total EVS orders from Gulfstream to approximately $70 million. The EVS will be installed on the top of the line Gulfstream G450 and ultra long-range G550 as production standard items. The system will also be available as optional equipment on the Gulfstream G200, G350, G400 AND G500.

         During 2004, Kollsman was awarded the National Aeronautic Association's 2003 Collier Trophy for aviation safety technological advances as a team member for the Gulfstream G550. Kollsman's EVS was a significant part of the basis for the award and was sited as the G550's greatest safety feature.

         In October 2003, EVS was selected for installation on FedEx Express' Boeing MD-10, MD-11 and Airbus A300 and A310 aircraft fleet. The contract calls for certification by 2006 and installations on aircraft beginning in 2007.

         COMMERCIAL HUDS. In 2003, Kollsman entered into a contract with Honeywell International Inc. to develop and supply, together with El-Op, head-up display overhead projection units for the Federal Express (FedEx) fleet. The contract calls for deliveries through 2012. In addition, Kollsman and El-Op are currently working on a cost sharing research and development contract with the Maryland Advanced Design Laboratory awarded in 2002 to develop a low cost solution for head-up displays for the General Aviation market. The project is being performed for the U.S. National Air and Space Agency (NASA) and is scheduled to be completed during 2005.

         CABIN PRESSURIZATION CONTROL SYSTEM. In December 2004, Kollsman was awarded a contract by Raytheon Aircraft Company to provide the cabin pressurization control system for the Hawker and Beechcraft King Air Series of aircraft. Kollsman's next-generation autoschedule pressurization system, KAPS II, will be incorporated into new production aircraft models, including the Hawker 400XP and 800XP and Beechcraft King Air Models 350, B200 and C90

         STRUCTURAL PARTS, Cyclone manufactures structural parts for several types of commercial aircraft.

         FLIGHT TRAINING SERVICES

         We provide aircraft flight training solutions. In June 2004, Cyclone was awarded a ten-year contract from the IMOD for the operation and maintenance of the helicopters of the IAF Flight School. Under the contract, which will be executed by providing flight hours on a "power by the hour" basis, Cyclone will provide full maintenance services to the IAF Bell 206 and Cobra AH-1A helicopters. The contract is valued at approximately $40 million.

         In 2002, Snunit Aviation Services Ltd., an Israeli company established by Elbit Systems and Cyclone, was awarded a contract for the supply and operation of the Grob 120A light trainer aircraft for the IAF. The contract for operation of the aircraft is for ten years and is based on an operational concept known as Private Finance Initiative (PFI), adopted for the first time by the IAF. Under the PFI concept, we purchase, own, maintain and operate the aircraft and make them available to the IAF, who is charged according to flight hours. Full scale operation of the training began in 2003.

         TRAINING AND SIMULATORS

         We provide training and simulation programs offering across-the-board systems engineering and integration expertise applied to a comprehensive line of training and simulation solutions for airborne platforms. These solutions range from mission preparation, through execution, to post-mission debriefing and analysis. Our total solution concept encompasses ground support systems, including mission planning and debriefing for pre-and-post multi-mission rehearsal and review.

         Our training systems include virtual training systems such as the Advanced Combat Training System (ACTS) for fixed-wing aircraft and HeliACTS for helicopter crew training. We also supply live, virtual and constructive (LVC) training systems. In addition, we offer comprehensive simulator support services such as contractor logistics support (CLS), training, manuals and spare parts.

         In 2003, Elbit Systems was awarded a contract by the U.S. State Department to supply full mission/full motion simulators for Mi-24 and Mi-8 helicopters for the Uzbekistan Air Force over a two-year period. The contract is part of the U.S. Government's "Operation Enduring Freedom".

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

         Cyclone performs various levels of maintenance services for a number of types of military and commercial aircraft and helicopters. Its facilities near Karmiel, Israel include hangars and a runway. In 2003, Cyclone also obtained a license to use another runway and facilities in Israel for aircraft maintenance for the IAF. At IEI in Alabama and at EFW's facilities in Georgia, we repair and maintain electronic systems and components for aircraft, helicopters and ground support equipment for U.S. and other customers. IEI also assists customers in establishing the appropriate level of maintenance and repair close to the user to improve operational readiness. Kollsman maintains a U.S. Federal Aviation Authority (FAA) certified repair facility in Wichita, Kansas for commercial avionics repairs. At AEL in Porto Alegre, Brazil, we are implementing a logistic support center for our aircraft modernization programs for the Brazilian Air Force.

         HELMET MOUNTED SYSTEMS

         FIGHTER AIRCRAFT HELMET MOUNTED SYSTEMS

         Our pilot helmet mounted systems are in operation with a number of customers throughout the world. For over 15 years we have been designing and manufacturing Display and Sight Helmet (DASH) systems. DASH allows the pilot to target the weapons systems by looking at the target and also displays flight information on the helmet's visor. The DASH system has been purchased by the IAF and other customers. In 2000, we were awarded a contract by Lockheed Martin to supply the DASH IV helmet mounted cueing system for the IAF's

F-16I aircraft. Boeing previously awarded EFW a contract to supply the DASH as the helmet mounted display system for the IAF's F-15I aircraft.

         JHMCS

         Since 2000, VSI has received several contracts from Boeing and Lockheed Martin to supply production quantities of the Joint Helmet Mounted Cueing System (JHMCS) and associated development and integration efforts. The JHMCS was developed under contracts awarded by Boeing and Lockheed Martin to VSI. It is used in United States Air Force and Navy F-15, F-16 and F/A-18 fighter aircraft. The JHMCS provides visual information to the pilot and other crew members, based on the position and orientation of the operator's head. The JHMCS has been successfully flown in all three aircraft types. In April 2004, VSI was awarded a contract from Boeing for the delivery of more than 400 additional Joint Helmet Mounted Cueing Systems (JHMCS). Under the contract, valued at $62.2 million, VSI will provide JHMCS systems, including spare parts, technical support and support equipment for the LRIP 4 (Low Rate Initial Production) acquisition. This procurement fills U.S. government domestic requirements for the U.S. Air Force F-15, and F-16 and U.S. Navy F/A-18 aircraft as well as Foreign Military Sales
(FMS) production commitments including: Australia (F/A-18), Chile (F-16), Finland 9F/A-18), and Poland (F-16). Additionally, this award fulfills commercial commitments from Boeing for the F-15K program for South Korea. Deliveries under LRIP 4 are currently in process and will continue through 2005.

         In August 2004, VSI was awarded a $75.6 million contract for over 3000 JHMCS systems from Boeing. This award is the first Full Rate Production (FRP) of JHMCS following four LRIP lot deliveries. Under the contract, VSI will provide JHMCS display systems, spare parts and support equipment for the FRP lot 1 acquisition. This procurement fills additional U.S. government domestic requirements for the U.S. Air Force and Air National Guard F-15, F-16 and USN F/A platforms as well as FMS production commitments for Australia (F/A-18), Finland (F/A-18), Poland (F-16), Greece (F-16) and Switzerland (F/A-18). Deliveries under FRP 1 are currently in process and continue through December 2006. This order brings VSI's total JHMCS production quantity to more than 1,000 systems with more than 500 systems delivered to date.

         IEI serves as the depot repair center for the JHMCS electronics unit.

         JSF. In 2003, VSI was awarded an approximately $85 million contract by Lockheed Martin to develop the helmet mounted system for the U.S. F-35 Joint Strike Fighter (JSF) Program. The majority of the development effort is scheduled to be completed in 2006 with continuing support activities through 2012. The JSF helmet mounted system is expected to contain the most advanced helmet mounted display ever designed and will be used as the aircraft's primary flight and weapon delivery system.

         PNVG. In February 2005, VSI was awarded a contract to supply panoramic night vision goggles (PNVG) for use by U.S. Navy tactical aircraft. The PNVG is based on the "Quad Eye" (TM) product developed by Kollsman.

         MLU. VSI also performs helmet mounted display programs for other customers, including supply of the helmet mounted systems for Lockheed Martin's F-16 Mid-Life Upgrade (MLU) Program for the Danish and Norwegian Air Forces.

         HELICOPTER HELMET MOUNTED SYSTEMS

         NVG/HUD. Our Night Vision Goggles Head-Up Display (NVG/HUD) system allows helicopter pilots continuous head-up operation, which greatly improves night-flying safety. The NVG/HUD is operational in the IAF, having been integrated into various assault and attack helicopters. Over the past ten years Elbit Systems and EFW have supplied more than 4,000 NVG/HUD systems for a variety of U.S. Army programs. In recent years, we also received contracts to supply NVG/HUD systems for customers and end users in Korea, Australia, Canada, the U.K. and other countries. In 2002, EFW was selected to supply NVG/HUDs for the Agusta 129 helicopter over a five-year period. Also, in 2002, EFW was selected by the U.S. Army as the prime contractor to supply the NVG/HUD to the U.S. Army over a five-year period.

         IHADSS. In 2000, EFW acquired Honeywell's display and orientation products business, which mainly includes supply of the Integrated Helmet Display and Sighting System (IHADSS) for the U.S. Army and other users of Apache helicopters and for the Italian-made Agusta 129 helicopter. In 2002, Boeing awarded EFW a contract to upgrade the AH-64 Apache IHADSS system with new electronics to achieve increased image resolution to accommodate longer range thermal imaging systems being developed for the AH-64. In March 2004, EFW received a follow-on order to complete qualification and transition the new system to full rate production.

         UAV SYSTEMS

         OVERVIEW OF UAV BUSINESS. Recent advances in technology have resulted in an increased use of UAVs for many military applications, particularly in the area of ISR. The ongoing military actions in Afghanistan and Iraq use UAVs extensively. As part of our business strategy to enter into this expanding market, in the early 1990's we acquired an interest in Silver Arrow, which develops and manufactures UAVs. In 2003, we acquired a majority interest in AD&D, Advanced Design and Development Ltd., an Israeli company engaged in the development of a variety of unmanned systems.

         UAV SYSTEMS

         Silver Arrow develops and manufactures several types of UAV platforms for the IDF and other customers. These include the Hermes family of UAVs, including the Hermes 1500, the Hermes 450 and the Hermes 180.

         The Hermes 1500 is a medium altitude long endurance UAV for maritime patrol and other types of support missions. The Hermes 450 supplies real-time intelligence data to ground forces. The Hermes 180 is a tactical short range UAV designed for brigade-level intelligence, surveillance, target acquisition and reconnaissance missions.

         We also are involved in smaller UAVs, such as the Skylark and the Seagull. The Skylark is a man-packed UAV for close range, over the hill surveillance and reconnaissance. The Seagull is a foldable and canister deployable tactical close range UAV.

         We also develop and supply ground control stations for the operation of UAVs. In addition, we supply to the IDF the latest generation of surveillance UAVs, based on the Hermes 450. Silver Arrow's U.K. subsidiary, UEL Engines Ltd., produces engines for UAVs.

         We also provide training systems for UAV operations.

         UAV PROGRAMS

         WATCHKEEPER. In June 2004, a team consisting of Elbit Systems/Silver Arrow and Thales Defence Ltd. (as prime contractor) was selected by the United Kingdom Ministry of Defense (UK MOD) for the Watchkeeper Tactical UAV program. The Watchkeeper Program commences with the Demonstration, Manufacture and Initial Support Phase (DMIS) phase for the development, manufacture, and in-service support program to meet the UK MOD requirement to provide accurate, timely and high quality imagery and IMINT (Image Intelligence) to satisfy commanders' critical information requirements. The solution proposed and selected by the UK MOD is based on the Hermes 450 UAV in dual payload configuration, e.g. SAR and E/O payloads. The Program calls for the Hermes 450 to be capable of flying in icing conditions and of performing automatic takeoff and landing.

         IUP. In May 2005, IUP, a partnership equally owned by Elbit Systems and IAI, was selected as the supplier of UAV systems for the Turkish TIHA Program. IUP has signed a contract for performance of the program, which is anticipated to enter into effect in the near future. Under the contract IUP will be responsible for delivering UAV systems including advanced payloads. IUP will subcontract 50% of the work to Elbit Systems to supply ground control stations, data links and payloads. The expected contract to Elbit Systems is to be performed over a three-year period and is anticipated to be in an amount material to Elbit Systems.

         SKYLARK IMOD. In 2004, the IMOD selected Elbit Systems to supply several Skylark mini-UAVs for operational evaluation by the IDF ground forces. The system deliveries were completed and the systems are now in operational evaluation phase. Recently, we issued several international proposals for Skylark, and orders for additional systems have been received from several customers worldwide.

         ARIZONA BORDER CONTROL. In June 2004, EFW was awarded a contract to provide through a lease arrangement to the U.S. Department of Homeland Security, Customs and Border Protection (CBP) Elbit Systems' Hermes 450 Unmanned Air Vehicles (UAV) along Arizona's southern border as part of the Arizona Border Control Initiative (ABCI). The ABCI initiative is intended to provide improved surveillance along the Mexican border for various homeland security applications, including illegal immigration and drug smuggling. Under the CBP lease contract, EFW and Elbit Systems provide UAV's, ground control stations, operational crews and support personnel for UAV flight support of border patrol operations. Following completion of this initial successful pilot program, which was focused on the Arizona border with Mexico, it is anticipated that such contractor operated lease activities for UAVs may be expanded.

         FALLON NAVAL AIR STATION. In 2003, EFW was awarded a contract to operate Elbit Systems' Hermes-450 UAV system at Fallon Naval Air Station in Nevada. The contract was in support of the DOD's Joint UAV test and evaluation exercise and was completed in 2004.

         IMOD INTEGRATED PROGRAM. Elbit Systems received contracts from the Israeli Government to act as the prime contractor under a program to develop and supply integrated defense electronic systems. We completed the first phase of this program in 2002. During 2002 through 2004, we received additional orders. As of December 31, 2004, we had a backlog for the program of approximately $67 million, to be performed mainly through 2006.

         AIRBORNE C4ISR. In November 2004, Elbit Systems was awarded a contract in an amount of approximately US$300 million by the Israeli Ministry of Defense to supply advanced systems. The contract will be performed over a multi-year period, under which Elbit Systems will supply airborne systems and command and control systems. The contract includes integration of various systems, part of whose purpose includes providing advanced solutions in the area of homeland security.

         C4I AND GOVERNMENT INFORMATION SYSTEMS

         NATURE OF OUR C4I AND GOVERNMENT INFORMATION SYSTEMS. We design our C4I and battlefield systems to manage the growing amount of data supplied by information systems and sensors in defense, border control, crime prevention and other government intelligence gathering applications. This is an area of growing importance in light of increased priority for communications among defense forces and the growing need of many governments for anti-terrorism measures, such as ISR, access control and integrated intelligence gathering. Our C4I battlefield and information systems process and interpret data received from the different sources and present it in a user-friendly format. We integrate advanced software tools with general and special purpose hardware into full C4I battlefield and information technology systems.

         LAND C4I AND BATTLEFIELD MANAGEMENT SYSTEMS

         Our land C4I and battlefield management systems are supplied through turn-key projects for tactical command and control. We provide solutions from the level of individual fighting vehicles, mortars and artillery to the divisional and headquarters command level. Our systems are based on hardware and software building blocks, including tactical computers, modems, communication controllers, data radios, military WLAN radios and digital map systems among others. We also provide products for facilitating operations in the battlefield based on commercial off-the-shelf technology (COTS).

         ISRAEL DIGITAL ARMY PROGRAM. In December 2004, Elbit Systems was awarded a contract by the IMOD for the Digital Army Program (DAP), in an amount of approximately $200 million. The DAP, which will also include an additional material amount of FMF funding, will be performed over a ten-year period. Elbit Systems was selected approximately two years ago by the IMOD to be the prime contractor for the DAP. Rafael and Tadiran Systems Ltd. will serve as our major subcontractors. Within the framework of the program, all land forces operations will be computerized (command, control, communications), integrated and interfaced with new and advanced applications. Under the DAP, we will supply the IDF with computerized systems down to the single soldier level. The systems will facilitate transmission of integrated, real time situation pictures to and from all battlefield and command echelons. The program calls for supply and support of all hardware and software, including command and control stations, data processing and distribution systems. It will enable force coordination at all levels, access to updated situational pictures, improved overall operational capabilities, including survivability and accuracy, and more efficient utilization of personnel and other resources.

         TORC2H. The IDF has selected Elbit Systems' TORC2H border protection command and control system. During 2004, Elbit Systems successfully deployed the TORC2H to support border security activities in Israel. Further phases of TORC2H are anticipated to be implemented under the scope of the DAP.

         WIRELESS LAN. In September 2004, Elbit Systems was awarded a contract by the IMOD to develop a Wireless LAN solution for the IDF. This solution is based on commercial standards which are adapted and tailored to the military tactical needs and environments.

         NETHERLANDS BATTLE MANAGEMENT SYSTEM. In 2003, Elbit Systems was awarded a contract by the Royal Netherlands Army (RLNA) to supply battle management system equipment for the RLNA ground forces. The equipment includes enhanced tactical computers integrated with tactical communication devices. The initial contract was completed, and we received additional orders under the project to be performed during 2005.

         IDF BATTLE MANAGEMENT SYSTEM. In 2002, Elbit Systems was awarded a contract by the IMOD to serve as prime contractor for the IDF's Battle Management Systems for Battalion Combat Teams program. The program includes the development, supply and support of advanced electro-optical sensors, multi-functional displays, command and control software, information and dissemination systems and advanced mission computers. The program will enable coordination among the IDF's main battlefield tanks, armored fighting vehicles and infantry fighting vehicles. It will provide situational awareness to maneuvering forces and improve the overall operational capabilities of fighting units. The first phase of the program, including initial deployment, was completed. Elbit Systems received additional orders under the scope of the Battle Management Systems for Battalion Combat Teams, to be performed through 2006. In addition, Elbit Systems received a related order to develop and provide a battle management solution for infantry to be performed through 2009.

         ETC. The IDF selected Elbit Systems to develop and deliver Enhanced Tactical Computers (ETCs), which serve as the hardware building blocks for the IDF's ground command and control systems. These building blocks are based on high performance military computers, "ruggedization" of COTS circuit boards for application in harsh military environments, as well as specialized displays and communication controllers for higher echelon levels. The ETCs are equipped with several types of communication interfaces and powerful display features. We also develop, manufacture and supply ETCs to a number of customers worldwide.

         SOLTAM, Soltam Systems Ltd. (Soltam) of Yokneam, Israel, in which Elbit Systems owns a 10% equity interest, develops and manufactures artillery systems and products for the IDF and other customers. We have developed systems integrating Soltam's products with our fire control and command and control systems, including a program currently being performed for the IMOD.

         GOVERNMENTAL INFORMATION TECHNOLOGY AND INFORMATION GATHERING SYSTEMS

         ELRON TELESOFT. We acquired the assets of the Government Systems Division of Elron Telesoft (formerly part of the NCC Group) in 2002. These activities include computerized communication systems, information technology and image intelligence processing for defense and other governmental applications in Israel and abroad.

         ANTI-MONEY LAUNDERING SYSTEM. In 2003, Elbit Systems was awarded a contract for the development and support of an information processing system for the Israeli Money-Laundering Prohibition Authority (IMPA). The project is to be performed over a two-year period. The project will provide IMPA with an information technology system that includes a database and a collection center for relevant data from financial institutions such as banks, insurance companies and customs authorities. The project includes the management of an official data base containing the currency transactions and suspicious activities reports submitted to IMPA by the Israeli financial community, as well as reports of enrichment from governmental law enforcement and information resources and from corresponding governmental financial intelligence units in other countries.

         ISRAELI BORDER CONTROL SYSTEM. In 2001, Elbit Systems was awarded a contract by the Israeli Government for the development and supply of the National Border Control Registration System (BCRS). BCRS is a computerized system for registration and control of all of Israel's border crossing points. The system, which will be deployed at all Israeli airports, sea ports and land entry points, supports border inspection processes and helps control the passage of vehicles and goods. The contract was completed during 2004.

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

         The survivability of tanks and other combat vehicles on the modern battlefield depends largely on their ability to achieve a first-round hit. This requires the gunner to quickly and accurately coordinate many complex tasks with a large number of variables. We were one of the first companies to introduce modern electronic technology in tank applications using our expertise in developing advanced avionics systems to adapt and to develop control systems and electronics for combat vehicles. We replaced manually operated fire control systems with an advanced digital tank fire control system, improving on-the-move hit probability and reducing the time required for targeting.

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

         We develop overhead remote controlled weapon stations that transform armored vehicles into armored fighting vehicles by providing the crew with combat capabilities of a turreted vehicle - including guns, anti-tank missiles and capabilities to perform in harsh battlefield conditions.

         El-Op is a long time developer and producer of electro-optic systems for combat vehicles in Israel and abroad. These systems include eye safe laser range finders, second generation thermal imaging systems, gunners' sights with or without line-of-sight stabilization, commander panoramic sights, computers and sensors. We supply our integrated battle management systems as part of our modern fire control systems sold to the IDF and to other customers around the world. We also furnish combat vehicle logistic support services to the IDF.

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

         During the last two years, we were awarded several orders for the development and supply of electronic and optical systems and electrical drive systems for the Merkava. In January 2004, Elbit Systems was awarded orders by the IMOD to supply electronic and electro-optical systems for the Merkava MK-4. The orders will be performed over a two to three-year period. We are the prime contractor to the IMOD for all Merkava tank fire control systems. We also are supplying the upgrade of the firing computer of the IDF's Merkava and M-60 tanks. Kinetics also supplies several systems, including the life support system, for Merkava programs. As of December 31, 2004, we had a total of approximately $120 million in our backlog relating to Merkava orders, to be supplied through 2007.

         LAND VEHICLE MODERNIZATION PROGRAMS

         TURKISH M-60 MODERNIZATION PROGRAM. In March 2004, the definitive agreement for Elbit Systems' portion of the Turkish Army M60A1 Tank Modernization Program became effective. The contract, in the amount of approximately $183 million, was signed with the IMOD, with deliveries to be completed over an approximately five-year period. The contract is for the supply of electronic and electro-optical fire control systems, electrical gun and turret drive systems and support equipment for the Program. our contract is being performed within the framework of the agreement for the Program between Israel Military Industries Ltd. and the Turkish Ministry of Defense. The contract contains buy-back obligations. See below "Buy-Back".

         MULTIPLE LAUNCH ROCKET SYSTEM (MLRS) AND HIGH MOBILITY ARTILLERY ROCKET SYSTEM (HIMARS). EFW is a subcontractor to Lockheed Martin for the U.S. Army MLRS M270A1 upgrade program. EFW supplies the fire control system that includes an on-board computer processor, a 14-inch color flat panel display, a mass storage device and a keyboard. Following EFW's completion of development, in 2002 and 2003 Lockheed Martin awarded EFW production and retrofit contracts. EFW completed production deliveries in 2004 and is performing ongoing retrofit activities. The equipment developed for MLRS is also directly compatible with the HIMARS to be used by the U.S. Army and U.S. Marine Corps.

         BRADLEY A-3 PROGRAM. EFW is a subcontractor for the U.S. Army Bradley A-3 fighting vehicle modernization program. EFW was awarded contracts by United Defense, the prime contractor for the program, to develop and supply the turret and hull processors, the gunners' and commanders' hand stations, the position interface box and the map operational software. EFW completed the development contracts and was awarded multi-year production contracts by United Defense for those systems. These contracts are to be performed through 2004. In April 2005, EFW was awarded additional orders for Bradley systems for the U.S. Army's ongoing operations in Afghanistan and Iraq.

         LAV COMMAND AND CONTROL UPGRADE PROGRAM. In June 2005, EFW was awarded a demonstration contract by Lockheed Martin as part of the Lockheed Martin team for the development of an upgrade of the command and control variant of the U.S. Marine Corps Light Armored Vehicle (LAV). The demonstration contract is to be completed in 2006. EFW is to provide the mission equipment package for a new vehicle intercommunication system. If, following completion of the demonstration program, Lockheed Martin is selected by the U.S. Government to perform the development phase of the program, EFW is anticipated to participate in that phase as part of the Lockheed Martin team.

         ARMORED FIGHTING VEHICLE PROGRAM. In 1999, a Western European prime contractor awarded contracts to Elbit Systems to supply advanced fire control systems for armored fighting vehicles. The amount of the contracts was approximately $43 million and performance was completed in 2004.

         THERMAL IMAGING SYSTEMS. El-Op has sold more than 700 thermal imaging systems for the Leopard 2/A5 commander sight to customers including the armed forces of Germany, the Netherlands, Sweden and Denmark and more than 3,000 thermal imaging systems to other customers for different types of tanks. In addition, El-Op has sold numerous hand-held thermal imagers and thermal imager kits.

         TRAINING SYSTEMS AND SIMULATORS. Elbit Systems and EFW have supplied tank gunnery training systems to the IDF and the U.S. Army. We are currently supplying the Deployable Range Training and Safety System (DRTSS) to the U.S. Army. This system provides real time crew gunnery evaluation, recorded after action video, battle status assessment, positive target recognition, ammunition conservation and reduces friendly fire casualties. DRTSS has been fielded at the Forts Hood, Carson, and Stewart tank gunnery ranges. In addition, we supply ground forces trainers to other customers worldwide including the Appended Tactical Combat Trainer Systems, Tactical Battle Group Trainers, Artillery Training Centers, and the Conduct of Fire Trainer. We also supply simulators for, tank gunnery, snipers, sensors, command and control and missiles.

         ENVIRONMENTAL CONTROL AND HYDRAULIC SYSTEMS. Kinetics develops advanced life support systems, including environmental and climate control and NBC protection systems, for combat vehicles. Kinetics also develops and manufactures hydraulic, fuel, braking and suspension systems as well as an auxiliary power unit for combat vehicles of the IDF, the U.S. Army and other customers.

         ROBOTIC GROUND VEHICLES. Elbit Systems and El-Op are involved in the development of robotic unmanned ground vehicles (UGVs) for defense and homeland security applications. In March 2004, Elbit Systems teamed with SciAutonics LLC to compete in the U.S. Defense Advanced Research Projects Agency (DARPA) Grand Challenge in which the team finished second out of numerous competitors.

         ELECTRO-OPTICAL AND COUNTERMEASURES SYSTEMS

         ELECTRO-OPTICS

         El-Op has more than 60 years of experience in the field of electro-optics and designs and manufactures electro-optic systems and products for defense, space, homeland security and commercial applications worldwide. This includes expertise in thermal imaging, laser systems, optronic stabilized payloads, head-up displays, space and airborne reconnaissance systems, IMINT solutions and electro-optic countermeasures. These systems are supplied for spaceborne, airborne, land and naval applications as described above. In addition, El-Op develops and supplies payload based observation and fire control systems for naval and airborne platforms, including day and night vision, laser range finders and designators and integrated sights for ground forces. These products and systems are further described above in "Aircraft and Helicopter Systems" and "Land Vehicle Systems" and below in "Naval Systems" and "Homeland Security Systems".

         IMINT. El-Op was selected in January 2005 to supply advanced Imagery Intelligence Systems (IMINT) to various customers at a total value of over $100 million. During 2004, El-Op received orders, exceeding $100 million in the aggregate, from customers worldwide for hand held, surveillance and homeland security and armored vehicles applications of thermal imaging products and systems.

         INFRARED DETECTORS. SCD also develops and manufactures infrared detectors and laser diodes for electro-optical applications. Opgal develops electro-optics "engines" that combine detectors with proprietary electronics for a wide range of applications including for commercial aviation and homeland security.

         SPACE SYSTEMS

         SPACE CAMERAS. El-Op is actively expanding space applications for its technology and products. El-Op has developed a variety of cameras for the Ofek Satellite, including the Ofek-3 and Ofek-5, and for other initiatives of the Israel Space Agency. In 2000, EROS A1, a commercial reconnaissance satellite, began transmitting images taken by an advanced digital camera developed and manufactured by El-Op. EROS A1 was launched by ImageSat International N.V. in which El-Op owns a minority interest. See below "Technology Spin-Offs". In 2004, El-Op completed delivery of an advanced electro-optic multi-spectral space camera to the Korean Space Agency.

         TAUVEX II. In June 2004, El-Op was awarded a contract from the Ministry of Science and Technology and the Israel Space Agency for the supply of "Tauvex II" (Tel-Aviv University Ultra-Violet Explorer) scientific space camera. The Tauvex II camera will be launched into space mounted on the Indian Satellite GSAT-4, for the purpose of scientific research in exploration of the galaxies. The camera will be supplied for integration into the GSAT-4 by the end of 2005. The contract follows an agreement signed in 2003 between the Israel Space Agency and ISRO, the Indian Space Research Organization, for scientific cooperation between the two countries in the field of the astronomy in the "Ultra-Violet" spectrum.

         HYPERSPECTRAL SYSTEMS. El-Op has been selected by the IMOD to be Israel's hyperspectral systems development house. Currently, El-Op is involved in an on-going hyperspectral system development program for the IMOD.

         SUBSIDIARIES. In 2003, Elbit Systems acquired a minority interest in AeroAstro, Inc., a U.S. company engaged in development of advanced micro and nano space systems and components, focusing on remote sensors and optical systems. In May 2004, El-Op signed a cooperation agreement with OHB-System A.G.
(OHB) of Germany relating to space-related activities, and in March 2005, El-Op and OHB established a jointly-owned (50% each) German subsidiary, OHB Electro-Optics Gmbh.

         NAVAL SYSTEMS

         Over the past two decades, we have worked with the Israeli Navy to develop high capability naval command and control systems for surface ship applications. These systems are currently being used by the Israeli Navy and several other navies throughout the world.

         C4I SYSTEMS. For more than ten years, we have been the prime contractor for the C4I system for the Israeli Navy SAAR 5 corvette class missile boat. We also developed and supply the anti-missile decoy countermeasure launching system for the SAAR 5 program.

         TRAINERS AND SIMULATORS. We develop advanced naval training simulators. Our simulators address the need to improve training due to the high cost of activating naval forces. Our naval training systems provide realistic simulations of combat conditions at sea. They are used in on-shore facilities for training in naval tactical command decision procedures, anti-submarine warfare and electronic warfare. Our training systems are currently used by the Israeli Navy and several other navies. Our naval training and simulator systems include naval tactics and commander trainers, naval operational trainers, electronic warfare trainers and anti-submarine trainers.

         ELECTRO-OPTIC SYSTEMS. El-Op supplies electro-optic products for naval applications to several customers. In 2004, El-Op completed the supply to the IMOD of upgraded electro-optics observation and surveillance systems for the Israeli Navy. El-Op also supplies electro-optic shipboard payloads to several navy and maritime forces for both observation and fire control applications.

         EW SYSTEMS. Elbit Systems has developed and supplied several naval electronic intelligence systems. The systems are designed to detect and recognize threats under a wide range of conditions and to initiate automatic countermeasures to protect ships against enemy missiles. Our systems equip the Israeli Navy Dolphin class submarines and are installed on board submarines of several navies worldwide. In 2001, Elbit Systems was awarded a contract by the German shipyard Howaldtswerke Deutsche Werft to supply our Timmex II EW system for submarines, and the first system was delivered in 2003 with two additional systems delivered in 2004. An additional system was ordered in 2004, and deliveries are anticipated to be completed during 2006.

         NIRIT NAVIGATION SYSTEM. Kollsman supplies navigation systems for the Israel Navy's Nirit patrol boats.

         HOMELAND SECURITY SYSTEMS

         We are involved in the homeland security market that includes airports, coastal authorities and other critical infrastructure facilities . These efforts are a natural extension of our expertise gained in the development of our C4I and battlefield management systems, UAVs and electro-optic systems. National and local governments are allocating greater resources in this area in light of increasing terrorist threats around the world. This has led to increased opportunities for systems and products that meet the growing demand for perimeter and homeland security solutions.

         Elbit Systems, El-Op and Ortek develop and supply detection sensors and other products for facility security, border and coastal control, perimeter protection and combating terrorist activity. Kollsman has also established a homeland security business unit to market, manufacture and distribute the Group's homeland security products and technology in the U.S. market. Products in this area include thermal imaging detection systems, remote controlled surveillance systems, smart perimeter protection systems, automatic access gates for border control and remote suspect identification systems for aviation security. Customers in this field include the Israeli Police, the IMOD and several international defense forces and security organizations.

         PERIMETER SECURITY. In 2002, Elbit Systems was awarded a contract by the IMOD to supply an electronic warning systems "smart" fence. Elbit Systems is executing the program through Ortek. The two phases of the project have been awarded and include construction of an electronic perimeter system and warning system spanning 34 kilometers, with potential for expansion. During 2003 and 2004, Ortek was awarded additional contracts for a total of approximately 50 kilometers of electronic perimeter systems for military bases and municipalities.

         GOVERNMENTAL MONETARY SYSTEMS. We also are supplying a border control registration system and an anti-money laundering system to the Israeli Government. See below - "C4I and Government Information Systems".

         MUSIC. El-Op currently is applying its defense based technologies to develop a Multi-Spectral Infrared Countermeasure System (MUSIC) for commercial aircraft applications in preventing terrorism. MUSIC enables identification of shoulder-launched missiles resulting in a break of the missile lock on the target. The Israeli Government is currently reviewing the system for use in Israel's civil aviation protection plan.

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

         In 2003, MediGuide signed an agreement with Boston Scientific Corporation (BSC) to develop and commercialize technology platforms in the fields of 3-D intravascular imaging and intrabody navigation. The agreement included an equity investment by BSC in MediGuide, co-development responsibilities for integrating BSC's device platforms with MediGuide's proprietary guidance system, exclusive global distribution by BSC for a specified period and an option for BSC to acquire MediGuide at a future time. During 2004, BSC made two follow-on investments in Mediguide in accordance with the agreement, as well as a third follow-on investment in May 2005.

         In December 2004, Mediguide and Philips Medical Systems Nederland B.V. entered into a set of three agreements. These agreements relate to development and distribution of a Mediguide product integrated into a Philips product as well as an equity investment of Philips in Mediguide, with a follow-on investment option.

         As of May 31, 2005, Mediguide's shareholders other than Elbit Systems, have invested approximately $43 million in Mediguide's equity. Following these investments, as of May 31, 2005, Elbit Systems equity interest in MediGuide, on a fully-diluted basis, was approximately 41%.

         STARLING - In 2001, Rafael and Elbit Systems established a joint venture known as "Starling" Advanced Communications. In 2003, the joint venture was incorporated in Israel under the name Starling Advanced Communications Ltd. (Starling). Starling combines the expertise of both parties to develop products in the area of internet communications through satellite transmissions and broad band information transfer for commercial aircraft. Rafael contributes expertise in the area of aerial antennas, and Elbit Systems contributes expertise in the area of satellite communications and broad band information transfer for aircraft. Rafael assigned its interest in Starling to RDC Rafael Development Corporation Ltd. (RDC), an Israeli company jointly owned by Rafael and Elron Electronic Industries Ltd. (Elron). In October 2004, Starling signed an agreement with Elron, according to which Elron agreed to purchase from Starling preferred shares for an aggregate consideration of approximately $3 million, based on a pre-money valuation of Starling of $7.2 million, calculated on a fully-diluted basis. Following this investment, Elbit Systems equity interest in Starling, on a fully-diluted basis, is approximately 30%.

         IMAGESAT - El-Op has an approximately 14% equity interest (11% on a fully-diluted basis) and approximately 12.5% voting power (11.5% on a fully-diluted basis) in ImageSat International N.V. (ImageSat). Other shareholders include IAI and private equity groups. ImageSat is involved in the operation of satellites for commercial and other applications and providing satellite imagery. ImageSat's EROS A1 satellite contains an advanced electro-optical payload produced by El-Op.

         CYOPTICS - Our 50%-owned partnership SCD owns an approximately 8% equity interest in CyOptics Inc. (CyOptics) on a fully-diluted basis. Through its wholly-owned Israeli subsidiary, CyOptics is involved in the development of wave-length domain multiplexing components for optical communicationS.

PROPERTY, PLANT AND EQUIPMENT

         Our executive offices and main research and development facilities are located on approximately 595,000 square feet of property in the Advanced Technology Center in Haifa, Israel, including the recently constructed building described below. We own approximately 311,000 square feet of our main facilities in Haifa. The remainder of our facilities in Haifa is leased. We also have ownership and long-term leasehold rights in a facility of approximately 65,000 square feet near our headquarters building in Haifa. Our main manufacturing operations are located in a facility of approximately 169,000 square feet in Karmiel, Israel that is leased from Elron Electronic Industries Ltd. (which assumed the lease from Elbit Ltd.). We also lease approximately 50,400 square feet in Petach Tikva, Israel and approximately 21,500 square feet in Rehovot, Israel.

         In May 2004, we completed construction and began using a new building that houses our offices and operations and that is connected to our current headquarters building in Haifa. The building covers approximately 356,200 square feet of building space, including underground parking facilities. We own half of the building and lease the other half from Matam - Advanced Technology Center Ltd. (Matam). The facility consolidates a large portion of our operations in the Advanced Technology Center in Haifa. Total costs to Elbit Systems for the land and construction of the new building were approximately $20 million.

         El-Op owns or has long-term leasehold rights to approximately 609,000 square feet of property and leases approximately 5,000 square feet of its facilities in Rehovot, Israel. These facilities contain El-Op's headquarters, offices, development facilities and manufacturing operations.

         EFW owns approximately 25 acres of property in Fort Worth, Texas. That property includes an approximately 200,000 square foot facility containing EFW's offices and manufacturing operations, which includes an approximately 20,000 square foot engineering and integration center that was added in 2004. Kollsman owns property in Merrimack, New Hampshire covering a total of approximately 66 acres. This includes buildings containing offices and manufacturing operations of approximately 352,000 square feet. Kollsman is currently in discussions to lease approximately 44 unbuilt acres on the Merrimack property. IEI owns property covering approximately 38 acres in Talladega, Alabama, on which are located offices and manufacturing facilities of approximately 64,000 square feet. The operation in Warner Robins, Georgia occupies approximately 13,000 square feet of leased facilities.

         Cyclone owns approximately 1,406,100 square feet of property near Karmiel, Israel. This includes approximately 210,000 square feet on which its offices, manufacturing, maintenance and hangar facilities are located. Kinetics owns office, laboratory and manufacturing facilities in Airport City, Israel, covering approximately 32,000 square feet. Silver Arrow leases facilities in Nes Ziona, covering approximately 26,000 square feet. Ortek owns approximately 109,000 square feet of property in Sderot, Israel, which includes approximately 16,000 square feet of offices and manufacturing facilities.

         AEL owns approximately 282,000 square feet of property in Porto Alegre, Brazil, including offices and buildings covering approximately 23,000 square feet. The European Subsidiary leases approximately 81,000 square feet in Belgium.

         Over the last two years the average annual investment in our facilities, including the building projects in Haifa and Rehovot, as well as equipment, machinery and vehicles, amounted to approximately $57 million. We believe that our current facilities are adequate for our operations as now conducted.

ORGANIZATIONAL STRUCTURE

         Our beneficial ownership interest in, and place of incorporation of, our major subsidiaries and investees is set forth below. Our equity and voting interests in these entities are identical.

                                          Elbit Systems Ltd.

 ---------    ----------    -----------   --------------     --------     ----------     ----------------     ----------
 El-Op        Ortek         Cyclone            EFW           Silver       Kinetics        SCD (Israel)        Opgal
 (Israel)     (Israel)      (Israel)       (Delaware)        Arrow        (Israel)             50%            (Israel)
   100%         100%           100%           100%           (Israel)        51%                                50.1%
                                                              100%
 ---------    ----------    -----------   --------------     --------     ----------     ----------------     ----------
    |                                    |     |    |
    |                                    |     |    |
---------                        ---------     |    ----------                  ------------------
European                         Kollsman      |    IEI                              Tadiran
Subsidiary                       (Delaware)    |    (Alabama)                    Communications
(Belgium)                        100%          |    100%                            (Israel)
100%                             ---------     |    ----------                    20%
---------                                      |                                ------------------
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

         ISRAELI EXPORT REGULATIONS. Israel's defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli Government policy. A permit is required for an export and must be obtained to initiate a sales proposal. We also must receive a specific export license for any hardware eventually exported from Israel. In 2004, approximately 50% of our revenue was derived from exports subject to Israeli export regulations.

         U.S. AND OTHER EXPORT REGULATIONS. EFW's export of defense products, military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. Government. Such approvals are typically in the form of an export license or a technical assistance agreement
(TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli entities are also required to obtain such export licenses and TAAs. This applies to data required by our Israeli entities to perform work for U.S. programs. Licenses are also required for Israeli nationals assigned to work at our U.S. affiliated companies. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. Recently, the U.S. has implemented enhanced scrutiny of its export control regulations, and the U.S. Government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Other governments' export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers' governments.

         APPROVAL OF DEFENSE ACQUISITIONS. Many countries require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense related businesses in the U.S. are subject to "Exon Florio" regulations that require review, and in some cases approval, by the Committee on Foreign Investments in the United States (CFIUS). Israel is in the process of adopting similar regulations.

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

         FOREIGN MILITARY FUNDING (FMF). EFW and its subsidiaries participate in United States FMF programs. These programs require countries, including Israel, receiving military aid from the United States to use the funds to purchase products containing mainly U.S. origin components. In most cases, subcontracting under FMF contracts to non-U.S. entities is not permitted. As a consequence, EFW and its subsidiaries generally either perform FMF contracts themselves or subcontract with U.S. suppliers. The U.S. Government may authorize the IMOD to utilize a portion of the FMF budget under the United States Subcontracting Procurement (USSP) channel. In such cases, companies such as Elbit Systems or El-Op, who are acting as the Israeli prime contractor to the IMOD under the NIS funded portion of an a IMOD program, are authorized to negotiate and enter into a subcontract directly with a U.S. supplier. However, payment of the funds under a USSP channel subcontract is administered by the IMOD Purchasing Mission to the U.S.

         ANTITRUST LAWS. Antitrust laws and regulations in Israel, the United States and other countries often require governmental approvals for transactions that are considered to limit competition. Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

         CIVIL AVIATION REGULATIONS. Several of the products sold by Group companies for commercial aviation applications are subject to flight safety and airworthiness standards of the U.S. Federal Aviation Administration and similar civil aviation authorities in Israel, Europe and other countries.

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

         We are required to make or facilitate local purchases or goods and services only if the local suppliers can meet the commercial and technical competitive terms of the specific procurement. Thus, the local industry must be able to meet the price of other international suppliers for the procurement in question as well as to meet the required delivery schedule and technical and quality specifications. Typically, if the local supplier is unable to meet such conditions following the award of a purchase order, the buy-back credit is nonetheless granted. To date, we have not encountered significant difficulties in identifying qualified local suppliers and placing purchase orders.

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

         Although failure to meet a best efforts buy-back obligation may limit our ability to be awarded future business from the applicable customer, in the majority of the cases buy-back is not linked to delivery payments or subject to specific or material contractual monetary penalties. The buy-back activities are a normal part of doing business in the defense industry with these customers. Over the number of years that we have been performing buy-back activities, we have not experienced significant difficulties in meeting our buy-back obligations, and therefore these buy-back activities are not believed to represent a material financial risk to our operations. Our maximum aggregate buy-back undertakings as of December 31, 2004 were approximately $673 million, to be fulfilled over a period of up to 11 years.

FINANCING TERMS

         TYPES OF FINANCING. There are several types of financing terms applicable to our defense contracts. In some cases, we receive progress payments according to a percentage of the cost incurred in performing the contract. Sometimes we receive advances from the customer at the beginning of or during the course of the project, and sometimes we also receive milestone payments for achievement of specific milestones. In some programs we extend credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that we finance all or part of the project's costs for various periods of time. In some cases we arrange or assist in arranging third party financing for our customers. Financing arrangements may extend beyond the term of the contract's performance. When we believe it is necessary, we seek to protect all or part of our financial exposure by letters of credit, insurance or other measures, although in some cases such measures may not be available.

         ADVANCE PAYMENT GUARANTEES. In some cases where we receive advances prior to incurring contract costs or making deliveries, the customer may require guarantees against advances paid. These guarantees are issued either by financial institutions or by us. We have received substantial advances from customers under some of our contracts. If a contract is canceled for default and there has been an advance or progress payment, we may be required to return payments to the customer as provided in the specific guarantee. As part of the guarantees we provide to receive progress payments or advance payments, some of our customers require us to transfer to them title in inventory acquired with such payments. As of December 31, 2004, the balance of customer advances that were covered by guarantees amounted to approximately $286 million.

         PERFORMANCE GUARANTEES. A number of projects require us to provide performance guarantees in an amount equal to a percentage of the contract price. Some of our contracts contain clauses that impose penalties or reduce the amount payable to us if there is a delay or failure in performing in accordance with the contract or the completion of a phase of work, including in some cases during the warranty period. We provide these types of guarantees in the normal course of our business. As of December 31, 2003, the balance of performance guarantees for Group companies amounted to approximately $65 million.

         FINANCIAL RISKS RELATING TO OUR PROJECTS. The nature of our projects and contracts creates some potential financial risks, including risks relating to dependence on governmental budgets, fixed price contracts for development effort, schedule extensions beyond our control, termination for the customer's convenience, potential for monetary penalties for late deliveries or failure to perform in accordance with the contract requirements and liability for subcontractors. In addition, we receive payments for some of our projects in currencies other than U.S. dollars. In such cases, we sometimes elect to adopt measures to reduce the risk of exchange rate fluctuations.

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

INTELLECTUAL PROPERTY

         PATENTS, TRADEMARKS AND TRADE SECRETS. We hold more than 230 patents and applications in Israel, the United States and other countries relating to approximately 110 different inventions. El-Op alone holds approximately 110 patents and applications on some 45 different products or applications. Our technology spin-off companies often rely in part on our patented technology. We also hold 25 trademarks relating to specific products. A significant part of our intellectual property assets relates to unique applications of advanced software-based technologies, development process and production technologies. These applications are often not easily patentable, but are considered as our trade secrets and proprietary information. We take a number of measures to guard our intellectual property against infringement as well as to avoid infringement of other parties' intellectual property.

         GOVERNMENT RIGHTS IN DATA. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli Government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 35% of our revenues in 2004 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli Government funds research and development, it usually acquires rights to data and title to inventions. We often may retain a non-exclusive license for such inventions. The Israeli Government usually is entitled to receive royalties on export sales to the extent that such sales result from government financed development. However, if only the end product is purchased, we normally retain the principal rights to the technology. Sales of our products to the U.S. Government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

         LICENSING. There are relatively few cases where we manufacture under license. In such cases, the licensor typically is entitled to royalties or other types of compensation. EFW's acquisition in 2000 of the display and orientation product business of Honeywell included an exclusive, royalty free license to use the applicable technology for defense applications. See above "Principal Subsidiaries - EFW". Occasionally, we license parts of our intellectual property to customers as part of the requirements of a particular contract. We also sometimes license technology to other companies for specific purposes or markets. Our technology spin-offs typically receive licenses to use relevant parts of our intellectual property for their designated business purposes. See above "Technology Spin-Offs - MediGuide and - Starling".

RESEARCH AND DEVELOPMENT

         We invest in research and development (R&D) according to a long-term plan based on estimated market needs. Our R&D efforts focus on anticipating operational needs of our customers, achieving reduced time to market and increasing affordability. We emphasize improving existing systems and products and developing new ones using emerging or existing technologies.

         We perform R&D projects to produce new systems for the IMOD and other customers. These projects give us the opportunity to develop and test emerging technologies. We developed new tools for fast prototyping for both the design and development process. This permits the operational team members to effectively specify requirements and to automatically transfer them into software code. Examples of our ongoing defense-related R&D projects include those for night operation capabilities, laser systems, display systems, helmet mounted systems, C4I systems, electric tank turret drive systems and homeland security systems. We also perform R&D in the area of commercial aviation. In addition, our technology spin-offs perform R&D in their areas of operation.

         We employ more than 1,650 software and hardware development and systems engineers engaged in advance programs for airborne, ground and naval defense, homeland security and space applications. Approximately 60% of our total workforce is engaged in research, development and engineering.

         Our customers fund part of our R&D, and we also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2002, 2003 and 2004:

                                      2002          2003        2004
                                      ----          ----        ----
                                          (U.S. dollars in millions)

Total Investment                     $62.6         $65.5         $86.4
Less Third Party Participation*        5.6          10.6          19.6
                                     -----         -----         -----
Net Investment                       $57.0         $54.9         $66.8
                                     =====         =====         =====
------------
*See above - "Government Rights in Data" and see below - "Conditions in Israel - Chief Scientist and Investment Center Funding"

MANUFACTURING

         We manufacture and assemble most of our systems at Elbit Systems' production facility in Karmiel, Israel, at El-Op's facilities in Rehovot, Israel, and at EFW's facilities in Fort Worth, Texas and at Kollsman's facilities in Merrimack, New Hampshire. These facilities contain warehouses, electronic assembly areas, test evaluators and final test stations. They also have mechanical workshops, infrastructure for "through hole" automated and semi-automated assembly, fully automated surface mount technology lines and clean rooms. We have fully independent capabilities in electronic card assembly, electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply. At Kollsman, we also manufacture commercial avionics and medical equipment in FAA and U.S. Food and Drug Administration approved facilities.

         Cyclone, Silver Arrow, Kinetics, Ortek, SCD, Opgal, AEL and the European Subsidiary also perform manufacturing and assembly at their facilities. IEI has facilities for manufacturing test equipment and other items. Some components of our products are manufactured in Romania at S.C. A-E Electronics S.A., a majority-owned Romanian subsidiary of Elbit Systems that manufactures military components and at Elmet International SRL, a wholly-owned subsidiary of Elbit Systems involved in machining and metal works.

PURCHASING

         Elbit Systems purchasing activities in Israel are based in our facilities in Haifa and in Karmiel. El-Op, Cyclone and most of our other operating subsidiaries also conduct purchasing activities. In the U.S., purchasing activities are based at the facilities of EFW, Kollsman and IEI . EFW also assists Elbit Systems in procurement activities in the United States, as does Elmec Inc., a wholly-owned subsidiary of Elbit Systems located in Chelmsford, Massachusetts.

         We generally are not dependent on single sources of supply. We manage our inventory according to project requirements. In some projects, specific major subcontractors are designated by the customer.

CUSTOMER SATISFACTION AND QUALITY ASSURANCE

         We invest in continuous improvement of processes to ensure customer satisfaction throughout all stages of our operations. This includes development, engineering, design and integration of hardware and software, manufacturing, installation and service. Our quality teams are involved in assuring compliance with processes and administrating quality plans. These activities begin at the precontract stage and continue through the customer's acceptance of the product or services.

         Elbit Systems uses a project management method based on Theory of Constraints (TOC) in most of our development projects. Using advanced software, work plans are continuously updated and are available to all integrated product team members. This method makes management more efficient and improves our ability to meet schedule demands of complex projects. Another TOC methodology is used successfully to manage the manufacturing floor in Karmiel. We also use methods such as Keizen and Lean.

         Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology and management tools, assists us in providing high quality and on time implementation of projects.

         Representatives of our customers generally test our products before acceptance. Branches of the IDF and other customers have authorized us to conduct acceptance testing of our products on their behalf. In addition, Elbit Systems is certified for Software Compatibility Maturity Model (CMM) Level 3 of the U.S. Software Engineering Institute (SEI), indicating a high level of software maturity and software development capability. Elbit Systems is certified for ISO-9001:2000 including ISO-90003 for software and ISO-14001 and AS9100. El-Op is certified for ISO-9001:2000, ISO-14001 and OSHAS 18001. Cyclone and Silver Arrow are certified for ISO-9001:2000. All the above are certified by the National Standard Institution of Israel and by the National Quality Assurance (NQA) authority for AS9100.

         EFW, IEI and Kollsman are certified for ISO-9001:2000 and AS9100. Kollsman also holds a European Aviation Safety Authority (EASA) certificate, and. the quality systems of Kollsman and IEI comply with NATO AQAP requirements.

SERVICE AND WARRANTY

         We instruct our customers on the proper maintenance of our systems and products. In addition, we often offer training and provide equipment to assist our customers in performing their own maintenance. When required, support may be provided by a local support team or by experts sent from our main facilities.

         We generally offer a one-year warranty for our systems and products following delivery to, or installation by, the customer. We maintain reserves for warranty obligations specifically determined for each project based on our experience and engineering estimates. These reserves are intended to cover post-delivery functionality and operating issues for which we are responsible under the applicable contract.

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

         In the U.S., EFW leads our marketing activities, both from Fort Worth and from offices in the Washington, D.C. area. Kollsman and IEI also market their products and services. EFW operates under an SSA that allows it and its subsidiaries to work on certain classified U.S. Government programs. See above "Principal Subsidiaries - EFW".

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

         The following table provides our net revenues by geographic regions, expressed as a percentage of total revenues for the periods indicated:

                                        Year Ended December 31
                                    -------------------------------
                                    2002         2003          2004
                                    ----         ----          ----
         Israel                     27%          29%           26%
         United States              32%          37%           37%
         Europe                     18%          12%           13%
         Others                     23%          22%           24%

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

         Outside of Israel, we compete in a number of areas with major international defense contractors. These include divisions and subsidiaries of Boeing, Northrop Grumman Corporation, Honeywell, BAE Systems Ltd., Rockwell Collins, L-3 Communications Holdings, Inc., Thales S.A. and Harris Corporation. Our competitors also include a number of other major defense contractors in the United States and Europe. Most of these competitors have greater financial, marketing and other resources than ours. We also compete with numerous smaller companies and other Israeli companies around the world.

         Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems' combat-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

MAJOR CUSTOMERS

         Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customers during the last three years were the IMOD, that accounted for 20% of our revenues in 2002, 21% in 2003 and 17% in 2004 and the U.S. Government, that accounted for 10% of our revenues in 2004.

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

         CHIEF SCIENTIST AND INVESTMENT CENTER FUNDING

         The Government of Israel, through the OCS and the Israel Investment Center (the Investment Center), encourages research and development projects oriented towards export products and participates in the funding of such projects.

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

         The Investment Center promotes Israeli export products and increased industrialization of peripheral areas through investment in industrial infrastructure. The Investment Center either provides grants for qualified projects or provides tax benefits for qualified industrial investments by Israeli companies. In 2005, the regulations relating to the tax benefit programs of the Investment Center were revised to provide for review and approval of the tax benefit by the Israel Tax Authority only after a company has made the applicable investment.

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

         NATIONAL INSURANCE INSTITUTE. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16.3% of wages. The employee contributes approximately 66% and the employer contributes approximately 34%.

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

ITEM 5. OPERATING FINANCIAL REVIEW AND PROSPECTS - MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion and analysis should be read together with our audited consolidated financial statements and notes appearing in Item 18 below.

GENERAL

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         For a description of our significant accounting policies see below -
Item 18. Financial Statements - Note 2 (Significant Accounting Policies).

         Our results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with U.S. GAAP. The preparation of the consolidated financial statements requires management to select accounting policies for critical accounting areas as well as make estimates and assumptions that affect the amounts reported in the financial statements. Significant changes in assumptions or conditions and changes in critical accounting policies could materially impact our operating results and financial condition.

         We believe our most critical accounting policy relates to revenue recognition as described below.

         Revenues from long-term contracts are recognized based on Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (SOP 81-1) according to which revenues are recognized on the percentage of completion basis.

         Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, we consider other factors, such as achievement of performance milestones.

         Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage of completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues.

         Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded on a percentage of completion basis, using the cost-to-cost method and units-of-delivery method, as applicable. In addition, when measuring progress toward completion under the development portion of a contract, we usually consider other factors, such as achievement of performance milestones.

         Estimated contract profit is included in earnings in proportion to recorded sales.

         The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

         Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

         Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance of contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance.

         We believe that the use of the percentage of completion method is appropriate since the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations, and its customers are expected to satisfy their obligations under the contract.

         In cases where the contract involves the delivery of products and performance of services, we follow the guidelines specified in EITF 00-21, "Revenue Arrangements with Multiple Deliveries" in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services accounted for under SAB 104. The services are recognized throughout the service period.

         Management reviews periodically the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed periodically for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones as well as other factors that might impact the contract's completion.

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

         The methods commonly used to value the fair value of reporting units are the Income, Market and Cost approaches. Our reported units' fair market value was estimated using two valuation methodologies: the Income Approach and the Market Approach.

         These methodologies use estimates and assumptions which include, among others, projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results.

         As of December 31, 2004, our goodwill amounted to $32.8 million. We tested our goodwill as of December 31, 2004 and concluded that no impairment of value exists.

         Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate long-lived assets for impairment and assess their recoverability based upon anticipated future cash flows. As of December 31, 2004, our long-lived assets amounted to $307.4 million, including $63.1 million in intangible assets, and we concluded that no impairment loss was necessary. Our estimates of future cash flows to be derived from such evaluation may differ from actual future cash flows.

         Should future impairment tests we make determine that impairment has occurred in the value of our goodwill or long-lived assets, such impairment may have a material effect on our financial results in the period in which the impairment is determined.

         Intangible assets are amortized over their estimated useful lives. Determining the useful life of intangible assets involves the use of estimates and judgments. In determining the useful live we take into account various factors such as the expected use of the asset, effects of obsolescence, competition, demand and other economic factors. If our estimates change and the useful lives of intangible assets increase or decrease, it will affect our results of operations.

INVESTMENT IN AFFILIATES, PARTNERSHIP AND OTHER ENTITIES

         When relevant factors indicate an other than temporary decline in the fair value of these investments in affiliates, partnerships and other entities below their book values, we adjust the investment to the estimated fair value. The value of these entities is subject to ongoing changes resulting from their business conditions. No write offs were required in 2004.

SARBANES-OXLEY ACT

         According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, Elbit Systems is required to include in our annual report for the fiscal year ending December 31, 2006 an assessment, as of the end of the fiscal year, of the effectiveness of our internal controls over financial reporting. In March 2005, the SEC extended the period for implementation of Section 404 by Foreign Private Issuers such as Elbit Systems from 2005 until 2006.

         During 2004, we took steps to assure compliance of our documentation and internal controls over financial reporting with the guidelines stipulated in the Sarbanes-Oxley Act. We plan to continue with these steps during 2005 and 2006.

NEW ACCOUNTING STANDARDS

         The significant accounting policies applied in the preparation of our financial statements for 2004 were identical to those applied in preparation of the previous annual financial statements except as follows:

         In accordance with FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", Elbit Systems adopted the fair-value -based method of accounting for share-based payments as described in FASB
 Statement No. 123 "Accounting for Stock-Based Compensation", effective January 1, 2004 using the "modified prospective method" described in FASB Statement No.
148. This adoption did not have a material impact on our results of operations or our financial position.

         Until December 31, 2003, Elbit Systems followed Accounting Principles Board Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 (FIN 44) "Accounting for Certain Transactions Involving Stock Compensation" in accounting for our employee stock option plans. The change in Elbit Systems' share price affected our financial results due to the impact of the employee stock option plan adopted in 2000. See below - Item
6. Directors, Senior Management and Employees - Share Ownership - Post Merger Plan. The plan is comprised of options for 5 million shares, divided into options to purchase up to 2.5 million shares and an additional 2.5 million "phantom" options. The phantom options grant the option holders a number of shares corresponding to the benefit component of the options exercised, as calculated on the exercise date, in consideration for their par value only, and are considered as a variable option plan. As such, compensation expense was measured based on the intrinsic value of options at the end of each reporting period. Consequently, changes in Elbit Systems share price affected our earnings.

         As noted above, effective January 1, 2004, we adopted the fair value recognition provision of SFAS No. 123. Elbit Systems uses the Black-Scholes-Merton formula to estimate the fair value of stock options granted to employees. Compensation cost is recorded over the vesting period on a straight-line basis.

         Following the adoption of SFAS No. 123, the financial results will no longer be materially affected by the impact of changes in Elbit Systems' share price on employee stock-based compensation.

         The following pro forma information shows the impact of SFAS No. 123, had it been in effect in 2002 and

2003:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                       2004                 2003                2002
                                                                   --------------       --------------      --------------
           Net income  as reported                                 $ 52,993             $ 45,945            $ 45,113
                                                                   ==============       ==============      ==============
           Pro forma net income                                    $ 52,993             $ 46,782            $ 41,416
                                                                   ==============       ==============      ==============

           Diluted net earnings per share as reported              $    1.29            $ 1.14              $ 1.13
                                                                   ==============       ==============      ==============
           Pro forma diluted net earnings per share                $    1.29            $ 1.16              $ 1.04
                                                                   ==============       ==============      ==============

         As result of the adoption of SFAS No. 123 from January 1, 2004, the net income and diluted net earnings per share of the first three quarters of 2004 were restated as follows:

                                                Q1/04         Q2/04       Q3/04         TOTAL
                                             ----------     --------     --------     ----------
Net income  as reported on Form 6-K             $12,727      $11,311      $13,708        $37,746
                                             ==========     ========     ========     ==========
Net income as restated                          $12,251      $13,301      $13,316        $38,868
                                             ==========     ========     ========     ==========
Diluted net earnings per share as
reported on Form 6-K                              $0.31        $0.28        $0.33          $0.92
                                             ==========     ========     ========     ==========
Diluted net earnings per share as
restated                                          $0.30        $0.33        $0.32          $0.95
                                             ==========     ========     ========     ==========

         The compensation expense for the fourth quarter of 2004 was reported in accordance with the new method under SFAS No. 123. For a description of the compensation expense recorded for each income statement period presented related to the "phantom" options and the income statement caption where the expense was recorded see below - Item 18. Financial Statements - Note 17E (Shareholder's Equity).

         In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004) (123(R)), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We do not anticipate that the adoption of Statement 123(R) will have a material impact on our results of operations or our financial position.

OFF-BALANCE SHEET AND OTHER LONG-TERM ARRANGEMENTS AND COMMITMENTS

         BUY-BACK. In connection with long-term projects in specific countries, Elbit Systems and some of our subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages (typically up to 100%) of the amount of the specific contract. Our obligations to make or facilitate third parties making such investments and purchases are subject to commercial conditions in the local market, in the majority of cases without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2004 amounted to $673 million to be performed over a period of up to 11 years. In the opinion of management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis. See above -
Item 4. Information on the Company - Buy-Back.

         OCS. Elbit Systems and some of other Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Office of the Chief Scientist in Israel (OCS) for the support of research and development activities conducted in Israel. At the time the OCS participations were received, successful development of the related projects was not assured. In exchange for OCS participation in the programs, Elbit Systems and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The obligation to pay these royalties is contingent on actual sales of the products. See above - Item 4. Information on the Company - Conditions in Israel - Chief Scientist and Investment Center Funding. In addition, we also receive funding from other third parties that bear royalty obligations.

         GOVERNMENT DATA RIGHTS. Elbit Systems and some of our subsidiaries are also obligated to pay agreed upon amounts to the IMOD and others on specific sales including sales resulting from the development of specified technology. See above - Item 4. Information on the Company - Intellectual Property - Government Rights in Data.

         LEASE COMMITMENTS. Future minimum lease commitments of the Group under various non-cancelable operating lease agreements for premises, motor vehicles and office equipment as of December 31, 2004 are as follows: $6.7 million for 2005, $5.9 million for 2006, $4.5 million for 2007, $3 million for 2008 and $13.1 million for 2009 and thereafter. See above - Item 4. Information on the Company - Property, Plant and Equipment.

         KINETICS PUT OPTION. Three founding employees (the Founders), who collectively hold approximately 32.3% of the outstanding shares of Kinetics, a 51%-owned Israeli subsidiary, have a put option to jointly sell all of their shares in Kinetics to Elbit Systems. See above - Item 4. Information on the Company - Principal Subsidiaries - Kinetics. Two private investors holding in the aggregate approximately 16.7% of Kinetics' outstanding shares have "tag along" rights in the event the Founders exercise the put option. The put option is exercisable from January 1, 2005 until December 31, 2005 at a price equal to the higher of:

         (a) the Founder's pro-rata share (corresponding to the Founder's shareholding percentage) of the value of Kinetics as of the option exercise date as determined by a third party appraiser mutually acceptable to the Founders and to Elbit Systems, (the appraiser will value Kinetics as if Kinetics had distributed as dividends net profits accumulated up to the option exercise date), or

         (b) $12,077,077, reduced by 3% per annum, or pro-rata part thereof, for the period beginning on July 1, 2003 and ending on the option exercise date.

         BANK GUARANTEES. We had, as of December 31, 2004, approximately $380 million in guarantees issued on our behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. See above - Item 4. Information on the Company - Financing Terms.

         BANK COVENANTS. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees securing certain advances from customers, Elbit Systems and some of our subsidiaries are obligated to meet certain covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2004, we were in compliance with all covenants.

         PURCHASE COMMITMENTS. As of December 31, 2004 and 2003, we had purchase commitments that amounted to approximately $345 and $348 million, respectively. These purchase orders and subcontracts are typically in a standard format proposed by us, with the subcontracts and purchase orders also reflecting provisions from our applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendors' or subcontractors' default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

ACQUISITIONS DURING 2004.

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

         We reduce system and product backlog when revenues for a specific contract are recognized. We reduce project backlog as delivery or acceptance occurs or when contract milestones or engineering progress under the long-term contracts are recognized as achieved. In some cases we reduce project backlog when costs are incurred. In the unusual event of a contract cancellation, we would also be required to reduce our backlog accordingly. The method of backlog recognition used often changes depending on the particular contract. As of December 31, 2004, we had a backlog of approximately $2,154 million, of which 66% was for orders outside Israel, as opposed to $1,752 million, of which 63% was for orders outside of Israel, as of December 31, 2003. Approximately 74% of our backlog as of December 31, 2004 is scheduled to be performed during 2005 and 2006. The majority of the 26% balance is scheduled to be performed in 2007 and 2008. Backlog information and any comparisons of backlog as of different dates may not necessarily represent an indication of future sales.

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

         In the defense electronics market, there is an increasing demand for products and systems in the areas of C4ISR. Accordingly, while we continue to perform platform upgrades, more emphasis is being placed on C4ISR, including network centric information systems, information gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAVs, space and satellite based defense capabilities and homeland security systems. There is also a growing demand for cost effective logistic services and training. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends, as well as to continue to participate in the "Current Force" legacy operations of our customers.

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

SUMMARY OF FINANCIAL RESULTS

         The following table sets forth the consolidated statements of operations of Elbit Systems and our subsidiaries for the years ended December 31, 2004 and December 31, 2003.

                                                                   For the year
                                                               ended on December 31
                                             --------------------------------------------------------
                                                       2004                            2003
                                             -------------------------      -------------------------
                                                $                  %           $                  %
                                             -------             -----      -------             -----
                                               (In thousands of U.S dollar expect for share data)
Total revenues                               939,925             100.0      897,980             100.0

Cost of revenues                             689,626              73.4      672,711              74.9
                                             -------             -----      -------             -----
Gross profit                                 250,299              26.6      225,269              25.1
                                             -------             -----      -------             -----

Research and development expenses, net        66,846               7.1       54,919               6.1

Marketing and selling expenses                69,912               7.4       69,943               7.8

General and administrative expenses           47,832               5.1       46,077               5.1
                                             -------             -----      -------             -----
                                             184,590              19.6      170,939              19.0
                                             -------             -----      -------             -----

Operating  profit                             65,709               7.0       54,330               6.1

Financing expenses, net                       (5,852)             (0.6)      (4,870)             (0.5)

Other income (expenses), net                     770               0.1           53               0.0
                                             -------             -----      -------             -----

Income before income taxes                    60,627               6.5       49,513               5.5

Provision for income taxes                    15,219               1.6       11,334               1.3
                                             -------             -----      -------             -----
                                              45,408               4.8       38,179               4.3

Minority interest                               (180)              0.0          557               0.1
Company's share of income of
     affiliated entities                       7,765               0.8        7,209               0.8
                                             -------             -----      -------             -----

Net income                                    52,993               5.6       45,945               5.1
                                             =======             =====      =======             =====
Diluted earnings per share                      1.29                          1.14
                                             =======                        =======
Weighted average number of shares
     used in computation                      41,041                        40,230
                                             =======                        =======

2004 COMPARED TO 2003

         REVENUES

         Our consolidated revenues increased by 4.7%, from $898.0 million in 2003 to $939.9 million in 2004.

         Our revenues generated by groups of areas of operations in 2003 and 2004 were as follows:

                                                           Year ended
                                              --------------------------------------
                                             December 31, 2004     December 31, 2003
                                              ----------------      ----------------
                                         $ millions          % $ millions          %
Airborne systems                              367.9       39.1      373.6       41.6
Land vehicle systems                          199.2       21.2      199.8       22.2
C4ISR systems                                 108.9       11.6      133.9       14.9
Electro-optics systems                        200.3       21.3      140.5       15.7
Other  (mainly non-defense engineering
    and production services)                   63.6        6.8       50.2        5.6
                                              -----      -----      -----      -----
Total                                         939.9      100.0      898.0      100.0
                                              =====      =====      =====      =====

         C4ISR systems sales decreased by 19% from $133.9 million to $108.9 million. The decrease in revenues resulted mainly from the delay in the receipt of certain orders for new projects, which were received but for which revenues were not yet recognized. Electro-optics sales increased by 43% from $140.5 million to $200.3 million. The increase in revenues resulted from increased sales of homeland security systems for international customers, night sights for various customers, the Night Targeting System to the U.S. Marine Corps and other customers, as well as sales of electro-optic products by a European subsidiary. "Other" sales increased by 27% from $50.2 million to $63.6 million. The increase in revenues was mainly from the manufacture of medical instrumentation by Kollsman.

         The geographic breakdown of revenues in 2003 and 2004 was as follows:

                                                                                Year ended
                                                             ----------------------------------------------------
                                                              December 31, 2004               December 31, 2003
                                                             -------------------            ---------------------
                                                        $ millions             %       $ millions               %
Israel                                                       241.6          25.7            255.8            28.5
United States                                                348.5          37.1            332.3            37.0
Europe                                                       124.1          13.2            109.4            12.2
Other countries                                              225.7          24.0            200.5            22.3
                                                             -----          ----            -----            ----
Total                                                        939.9         100.0            898.0           100.0
                                                             =====         =====            =====           =====

         Our sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

         Revenues from customers in Europe increased by 13% from $109.4 million to $124.1 million. The increase in revenues in Europe resulted mainly from the inclusion of a European subsidiary's revenues, starting only in the third quarter of 2003 and for the entire year in 2004. Revenues also increased in the United States and in other countries, mainly in Latin America and Asia, while revenues in Israel declined as deliveries under certain major programs entered final phases.

         GROSS PROFIT. Our gross profit represents the aggregate results of our activities and projects and is based on the mix of programs in which we engaged during the reported period. Reported gross profit in 2004 was $250.3 million (with gross profit margin of 26.6%), as compared to $225.3 million (gross profit margin of 25.1%) in 2003. The increase in the gross profit percentage was caused mainly by the sale of a mix of products and projects with improved profitability.

         RESEARCH AND DEVELOPMENT (R&D)

         We continually invest in R&D in order to maintain and further advance our technologies, in accordance with a long-term plan, based on our estimate of future market needs. Our R&D activities in the reported period are coordinated with, and partially funded by, third parties, including the IMOD and the OCS. These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors.

         Gross R&D expenses in 2004 totaled $86.4 million (9.2% of revenues), as compared with $65.5 million (7.3% of revenues) in 2003. Net R&D expenses (after deduction of third party participation, including the IMOD and the OCS) in 2004 totaled $66.8 million (7.1% of revenues), as compared to $54.9 million (6.1% of revenues) in 2003.

         During the second half of 2004, and especially during the fourth quarter, we invested significant R&D efforts to support strategic business opportunities by developing products and technologies for U.S. airborne programs and additional efforts relating to the electro-optics systems. In support of these activities and additional R&D projects, we were successful in obtaining additional funding from external sources, to provide for the development of advanced technologies and related products.

         MARKETING AND SELLING EXPENSES. We maintain our activities in developing new markets and pursue various business opportunities according to our plans. Marketing and selling expenses in 2004 were $69.9 million (7.4% of revenues), as compared to a similar amount of $69.9 million (7.8% of revenues) in 2003.

         GENERAL AND ADMINISTRATIVE (G&A) EXPENSES. G&A expenses in 2004 were $47.8 million (5.1% of revenues), as compared to $46.1 million (5.1% of revenues) in 2003. The increase in G&A expenses in 2004 compared to 2003 were related to the cost of various exploratory merger and acquisition, legal, audit and control activities, including expenses related to compliance with the Sarbanes-Oxley Act.

         OPERATING PROFIT. As a result of all of the above, reported operating income in 2004 was $65.7 million (7.0% of revenues), as compared to $54.3 million (6.1% of revenues) in 2003.

         FINANCING EXPENSES (NET). Net financing expenses in 2004 were $5.9 million, as compared to $4.9 million in 2003. The increase in the net finance expense resulted mainly from a decrease in finance income as a result of a lower level of cash and cash equivalents as well as costs incurred in hedging with regards to Great Britain Pounds (GBP).

         TAXES ON INCOME. Our tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. Provision for taxes in 2004 was $15.2 million (effective tax rate of 25.1%), as compared to a provision for taxes of $11.3 million (effective tax rate of 22.9%) in 2003. The change in the effective tax rate is attributable to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate.

         SHARE IN EARNINGS OF AFFILIATED ENTITIES. In 2004, we had net income of $7.8 million from our share in earnings of affiliated entities, as compared to $7.2 million in 2003. The companies and partnerships, in which Elbit Systems holds 50% or less in shares or voting rights and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems. We believe that our affiliates will continue to contribute significantly to our earnings.

         NET EARNINGS AND EARNINGS PER SHARE (EPS)

         Net earnings in 2004 were $53 million (5.6% of revenues), as compared to net earnings of $45.9 million (5.1% of revenues) in 2003. Fully diluted EPS was $1.29 in 2004, as compared to $1.14 in 2003.

         The number of shares used for computation of diluted EPS in the year ended December 31, 2004 was 41,041 thousand shares, as compared to 40,230 thousand shares in the year ended December 31, 2003. The increase in the number of shares used for computation of diluted EPS was due mainly to exercise of options by employees during 2003 and 2004, and the change in Elbit Systems' share price.

2003 COMPARED TO 2002

         REVENUES

         Our consolidated revenues increased by 8.5%, from $827.5 million in 2002 to $898.0 million in 2003.

         Our revenues generated by groups of areas of operations in 2002 and 2003 were as follows:

                                                                                   Year ended
                                                                ---------------------------------------------------
                                                                 December 31, 2003             December 31, 2002
                                                                ------------------              -------------------
                                                           $ millions            %         $ millions             %
    Airborne systems                                            373.6         41.6              372.8          45.1
    Land vehicle systems                                        199.8         22.2              135.7          16.4
    C4ISR systems                                               133.9         14.9              122.7          14.8
    Electro-optics systems                                      140.5         15.7              148.2          17.9
    Other  (mainly non-defense
       engineering and production services)                      50.2          5.6               48.1           5.8
                                                                -----        -----              -----         -----
    Total                                                       898.0        100.0              827.5         100.0
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

         The geographic breakdown of revenues in 2002 and 2003 was as follows::

                                                                                Year ended
                                                             ----------------------------------------------------
                                                           December 31, 2003                December 31, 2002
                                                             -------------------            ---------------------
                                                        $ millions             %       $ millions               %
         Israel                                              255.7          28.5            225.7            27.3
         United States                                       332.3          37.0            267.7            32.3
         Europe                                              109.4          12.2            144.9            17.5
         Other countries                                     200.5          22.3            189.2            22.9
                                                             -----          ----            -----            ----
         Total                                               898.0         100.0            827.5           100.0
                                                             =====         =====            =====           =====

         Revenues are generated mainly from sales to the United States, Israel and countries in Europe, Latin America and Asia. Revenues from customers in the United States increased by 24%, from $267.7 million to $332.3 million. Revenues also increased in other countries, mainly in Latin America and Asia, while revenues in Europe declined as deliveries under some major programs entered final phases. The IMOD accounted for 20% of our revenues in 2002 and 21% in 2003 and was the only customer to exceed 10% of our revenues in those years.

         GROSS PROFIT

         Reported gross profit in 2003 was $225.3 million (with a gross profit margin of 25.1%) as compared to $222.1 million (gross profit margin of 26.8%) in 2002.

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

         R&D. Gross R&D expenses in 2003 totaled $65.5 million (7.3% of revenues), as compared with $62.6 million (7.6% of revenues) in 2002. Net R&D expenses (after deduction of third party participation, including the IMOD and the OCS) in 2003 totaled $54.9 million (6.1% of revenues), as compared to $57.0 million (6.9% of revenues) in 2002.

         MARKETING AND SELLING EXPENSES. Marketing and selling expenses in 2003 were $69.9 million (7.8% of revenues), as compared to $65.7 million (7.9% of revenues) in 2002. The increase in these expenses was due mainly to increased marketing efforts in the U.S. and European markets, in view of identified business opportunities.

         G&A EXPENSES. Reported G&A expenses in 2003 were $46.1 million (5.1% of revenues), as compared to $41.7 million (5.0% of revenues) in 2002. In the second half of 2003, our G&A expenses consolidated for the first time the expenses related to newly acquired companies (European Subsidiary and AD&D). Additional increases in G&A expenses in 2003 compared to 2002 were related to an increase in insurance expenses and the cost of various audit and control activities, including expenses related to compliance with the U.S. Sarbanes-Oxley Act of 2002.

         OPERATING INCOME. As a result of all of the above, reported operating income in 2003 was $54.3 million (6.1% of revenues), as compared to $57.8 million (7.0% of revenues) in 2002. For the year ended December 31, 2003, our operating profit included $4.7 million in non-cash expenses associated with our phantom option plan, as compared to an income of $0.9 million in the year ended December 31, 2002.

         FINANCING EXPENSES (NET). Net financing expenses in 2003 were $4.9 million, as compared to $3.0 million of net financing expenses in 2002. The increase in the net financing expenses during the year ended December 31, 2003, as compared to the year ended December 31, 2002, resulted mainly from a higher level of short-term loans from banks, and from the effect of the devaluation in 2003 of the U.S. dollar against the NIS on NIS denominated loans.

         TAXES ON INCOME. Provision for taxes in 2003 was $11.3 million (effective tax rate of 22.9%), as compared to a provision for taxes of $9.3 million (effective tax rate of 17.2%) in 2002. The provision for taxes in 2002 included reduction of tax expenses in the amount of $2.8 million that was made in the third quarter of 2002, due to adjustment of estimated taxes and completion of tax assessments for prior years in respect of various Group entities. Excluding the tax reduction mentioned above, our tax rate for the year 2002 would have been 22.4%.

         SHARE IN EARNINGS OF AFFILIATED ENTITIES. In 2003, we had net income of $7.2 million from our share in earnings of affiliated entities, as compared to $0.7 million in 2002. The affiliated entities in which we hold 50% or less in shares or voting rights and are therefore not consolidated in our financial statements, operate mainly in our core business areas, including electro-optics and airborne systems. The earnings from affiliated entities in 2003 resulted mainly from SCD and VSI. See above - Item 4. Information on the Company - Principal Subsidiaries.

       NET EARNINGS AND EPS

       Net earnings in 2003 were $45.9 million (5.1% of revenues), as compared to net earnings of $45.1 million (5.5% of revenues) in 2002. Fully diluted EPS was $1.14 in 2003, as compared to $1.13 in 2002.

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

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

         Our cash flow is affected by the cumulative cash flow of our various projects in the reported periods. Project cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers, as well as the timing of payments made by us in connection with the performance of the project. The receipt of payments usually relates to specific events during the project, while expenses are ongoing. As a result, our cash flow may vary from a period to another. Our policy is to invest our cash surplus mainly in interest bearing deposits, in accordance with our projected needs.

FINANCIAL RESOURCES

         The financial resources available to us include profits, collection of accounts receivable, advances from customers and Government of Israel and other third parties' programs such as the OCS and development grants. In addition, Elbit Systems has access to bank credit lines and financing in Israel and abroad based on our capital, assets and activities. We also have the possibility of raising funds through offering of securities to the public from time to time subject to market conditions. Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements such as for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of May 31, 2005, each of the companies subject to financial covenants was in compliance with the applicable covenants.

         On December 31, 2004, we had total borrowings in the amount of $96.5 million, including $86.2 million in long-term loans, and $380 million in guarantees issued on our behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2004, we had a cash balance amounting to $34.1 million.

         As of December 31, 2004, we had working capital of $172.6 million, and our current ratio was 1.46. Our ratio of equity to total assets was 41.8%.

         In 2003, the Controller of the Banks in Israel instituted regulations governing lending by Israeli banks to groups of affiliated borrowers. Under these regulations the banks are limited in their maximum exposure to groups of affiliated companies under a combined lending ceiling based on objective and subjective guidelines. As a result, our borrowing capacity may be limited under certain circumstances, even if we have unused lines of credit, due to borrowing by companies affiliated with shareholders that are defined by the Controller of the Banks as our controlling shareholders. As a result we developed credit facilities that will not be affected by these regulations.

         For further information on the level and maturity of our borrowings, see below - Item 18. Financial Statements - Note 10 (Short-Term Bank Credit and Loans) and Note 13 (Long-Term Loans). We believe our working capital is sufficient to support our current requirements.

2004 CASH FLOW

         Our net cash flow generated from operating activities in 2004 was $81.5 million, resulting mainly from net income for the period and increase of accounts payable, which was partly offset by a decrease in advances from customers.

         Net cash flows used for investment activities in the year ended December 31, 2004 were $70.9 million, which were used mainly for procurement of property, plant and equipment and investment in Tadiran Communications' shares. The investments in fixed assets were made primarily in equipment for the Group's various manufacturing plants and in a building constructed at Elbit Systems' facility in Haifa, Israel.

         Net cash flow used for financing activities in 2004 was $52.6 million, which were used mainly for paying dividends.

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

         Net cash flow used for financing activities in 2003 was $37.7 million, which was used mainly for reduction of long-term loans and dividends payable, which were partially offset by proceeds from the exercise of share options. On December 31, 2003, we had total borrowings in the amount of $77.4 million, including $15 million in short-term loans. On December 31, 2003, we had a cash balance amounting to $76.8 million. As of December 31, 2003, we had working capital of $198.9 million, our current ratio was 1.52 and our ratio of equity to total assets was 44%.

MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURES

         We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ended December 31, 2004 and the subsequent fiscal year. See above "Financial Resources". Our specific material commitments for capital expenditures as of December 31, 2004 and May 31, 2005 were approximately $3 million and $2 million respectively. See also below - Item 18. Financial Statements - Consolidated Statements of Cash Flows and Note 8 (Property, Plant and Equipment, Net) to the Financial Statements.


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

MARKET RISKS AND VARIABLE INTEREST RATES

         Market risks relating to our operations result mainly from changes in interest rates and exchange rates. We typically use financial instruments to limit exposure to changes in exchange rates. We also typically enter into forward contracts in connection with transactions where the contract has been signed and that are denominated in currencies other than U.S. dollars and NIS. We also enter from time to time into forward contracts and other hedging instruments related to NIS based on marked conditions.

         On December 31, 2004, our liquid assets were comprised of bank deposits. Our deposits and loans are based on variable interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of our liabilities and the return on our assets that are based on variable rates.

NIS/U.S. DOLLAR EXCHANGE RATES

         We attempt to manage our financial activities in order to reduce material financial losses in U.S. dollar terms resulting from the impact of inflation and exchange rate fluctuations on our non-U.S. dollar assets and liabilities. Our income and expenses in Israeli currency are translated into U.S. dollars at the prevailing exchange rates. Consequently, we are affected by changes in the NIS/U.S. dollar exchange rates. On December 31, 2003 and 2004, we had exposure due to NIS denominated liabilities of $44 million and $57 million, respectively, in excess of NIS denominated assets. These liabilities represent mostly provisions for wages and trade payables. The amount of our exposure to the changes in the NIS/U.S. dollar exchange rate may vary from time to time. In order to hedge against certain expected NIS payments, we entered into forward contracts. On December 31, 2004, we had no hedging contracts covering NIS exposure.

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

         In the past, our profitability was somewhat negatively affected when inflation in Israel exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2001, the inflation rate was approximately 1.4% and the devaluation rate was 9.3%. In 2002, the inflation rate was approximately 6.5% and the devaluation rate was 7.3%. In 2003, the inflation rate was approximately negative 1.9% and the devaluation rate was negative 7.6%. In 2004, the inflation rate was approximately 1.2%, the devaluation rate was negative 1.6%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

FOREIGN CURRENCY EXPENSES, DERIVATIVES AND HEDGING

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

         Most of our assets and liabilities that are denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2004 by forward contracts and options. On December 31, 2004, we had forward contracts and options for the sale and purchase of Euro, GBP and various other currencies). All of the forward contracts and options, as of December 31, 2004, are expected to mature during 2005.

         The table below presents (in millions) the balance of the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations as of December 31, 2004 and is presented in U.S. dollar equivalent terms.

                                                                FAIR VALUE
         FORWARD                           NOTIONAL AMOUNT     OF DERIVATIVE
         -------                           ---------------     -------------
         Buy US$ and Sell:
         ----------------
         Euro                                   9.1              (0.1)
         GBP                                    5.1              (0.4)
         Other various currencies               3.9              (0.3)
                                                ---               ---

                                                                FAIR VALUE
         FORWARD                           NOTIONAL AMOUNT     OF DERIVATIVE
         -------                           ---------------     -------------
         Buy US$ and Sell:
         ----------------
         Euro                                  11.8               0.3
         GBP                                    0.3               0
         Other various currencies               0.7               0
                                                ---               ---

                                                                FAIR VALUE
         OPTIONS                           NOTIONAL AMOUNT     OF DERIVATIVE
         -------                           ---------------     -------------
         Buy US$ and Sell:
         ----------------
         GBP                                    154                0
                                                ===                =

CONTRACTUAL OBLIGATIONS

                             PAYMENTS DUE BY PERIOD
                             ----------------------
                           (U.S. dollars in millions)

                                                 LESS THAN                                      MORE THAN
                                                  1 YEAR        1-3 YEARS        3-5 YEARS       5 YEARS
1.       Long-Term Debt                             $1.7          $83.1             $0.3          $2.8
2.       Capital Lease Obligations                    --             --               --            --
3.       Operating Leases                            6.7           10.5              6.1          10.0
4.       Purchase Obligations*                     270.1           67.2              5.2           2.5
5.       Other Long-Term Liabilities
         Reflected on the Issuer's Balance
         Balance Sheet Under GAAP**                   --             --               --            --
                                                  ------         ------            -----         -----
         Total                                    $278.5         $160.8            $11.3         $15.3
                                                  ======         ======            =====         =====

* For further description of the Purchase Obligations see above "Off-Balance Sheet and Other Long-Term Arrangements and Commitments - Purchase Commitments" and see below - Item 18. Financial Statements -
         Note 16H (Commitments and Contingent Liabilities - Contractual Obligations).

**       See above - Item 4. Information on the Company - Buy-Back.

OFF-BALANCE SHEET TRANSACTIONS

         See above "General - Off-Balance Sheet and Other Long-Term Arrangements and Commitments."

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of Elbit Systems as of May 31, 2005 are as follows:

BOARD OF DIRECTORS

NAME                                          AGE        DIRECTOR SINCE
----                                          ---        --------------

Michael Federmann (Chairman)                  62            2000
Moshe Arad                                    70            2005
Avraham Asheri                                67            2000
Rina Baum                                     60            2001
Aharon Beth-Halachmi                          69            2000
Jonathan Kolber                               43            2005
Yigal Ne'eman                                 63            2004
Yaacov Lifshitz (External Director)           61            2003
Dov Ninveh                                    58            2000
Nathan Sharony (External Director)            70            2002


         The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2005. The term of office for Nathan Sharony as an External Director expires in March 2008 and for Yaacov Lifshitz as an External Director in July 2006.

EXECUTIVE OFFICERS

NAME                    AGE      POSITION
----                    ---      --------

Joseph Ackerman         56       President, Chief Executive Officer and Director
David Block Temin       50       Corporate Vice President and General Counsel
Guy Brill               53       Corporate Vice President and Co-General Manager -
                                 Technologies and Operations
Itzhak Dvir             57       Corporate Vice President and Chief Operating Officer
Jacob Gadot             58       Corporate Vice President - Mergers and Acquisitions
Ran Galli               56       Corporate Vice President - Major Campaigns
Joseph Gaspar           57       Corporate Vice President and Chief Financial Officer
Zeev Gofer              53       Corporate Vice President - Business Development and
                                 Marketing
Dalia Gonen             53       Vice President - Human Resources
Ran Hellerstein         54       Corporate Vice President and Co-General Manager - Airborne
                                 and Helmet Systems
Haim Kellerman          51       Corporate Vice President and General Manager - UAV Systems
Bezhalel Machlis        42       Corporate Vice President and General Manager - Land Systems
                                 and C4I
Ilan Pacholder          50       Corporate Secretary and Vice President - Finance and
                                 Capital Markets
Marco Rosenthal         58       Corporate Vice President and Co-General Manager -
                                 Technologies and Operations
Haim Rousso             59       Corporate  Vice  President and General Manager - El-Op
Gideon Sheffer          56       Corporate Vice President - Strategic Planning
Yoram Shmuely           45       Corporate Vice President and Co-General Manager - Airborne
                                 and Helmet Systems
Timothy Taylor          53       President and Chief Executive Officer - EFW


         MICHAEL FEDERMANN. Michael Federmann has served as Chairman of the Board of Directors since the merger with El-Op in 2000. He served as Chairman of the Board of Directors of El-Op from 1988 until the merger. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as Chairman and CEO of Federmann Enterprises Ltd. (FEL). Currently, he also serves as Chairman of the Board of Directors of Dan Hotels Corp. Ltd. (Dan Hotels). Mr. Federmann is Deputy Chairman of the Board of Governors of the Hebrew University in Jerusalem (the Hebrew University) and a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science. Mr. Federmann holds a bachelor's degree in economics and political science from the Hebrew University.

         MOSHE ARAD. Moshe Arad served as Vice President for External Relations of the Hebrew University from 1994 to 2004. He currently serves on the board of directors of Discount Investment Corporation Ltd. From 1994 to 1999, he was member of the board of directors of Elbit Ltd. During 1992 and 1993, Mr. Arad served as Director General of the Israel Ministry of Communications. From 1990 to 1992, he was a member of the Tel-Aviv law firm of Herzog, Fox, Ne'eman. Mr. Arad served as Israel's Ambassador to the United States from 1987 to 1990 and as Israel's Ambassador to Mexico from 1983 to 1987. Ambassador Arad holds a bachelor's degree in political science and international relations and a L.L.B. degree from the Hebrew University.

         AVRAHAM ASHERI. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Elron Electronic Industries Ltd., Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., Scitex Corporation Ltd. (Scitex) and Africa Israel Investment Ltd. Mr. Asheri was President and Chief Executive Officer of Israel Discount Bank from 1991 until 1998, and Executive Vice President and member of its management committee from 1983. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as Director General of the Israel Ministry of Industry and Trade, Managing Director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor's degree in economics and political science from the Hebrew University.

         RINA BAUM. Rina Baum is Vice President for Investments of Federmann Enterprises and since 1986 has served as Director and General Manager of Unico Investment Company Ltd. and other managerial positions within the Federmann Group She serves as a director of Dan Hotels, Etanit Building Products Ltd. and Harel Mutual Funds Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.

         AHARON BETH-HALACHMI. Aharon Beth-Halachmi has served as President of Federmann Enterprises - Division of Industries and Technologies since 1985 and as President of Eurofund L.P. - Venture Capital Fund since 1994. He served as a director of El-Op from 1985 until 2000. From 1983 to 1985, he served as President of Tahal Engineering Co. Ltd. From 1982 to 1983, he was Director General of the IMOD. Prior to that he served in the IDF, including as head of Defense Research and Development from 1977 to 1982. He retired with the rank of Brigadier General. Mr. Beth-Halachmi holds a bachelor of science degree in electronic engineering from the Israel Institute of Technology (the Technion) and a master of science degree in computer science from the Naval Postgraduate School in Monterey, California.

         JONATHAN B. KOLBER. Jonathan Kolber has served as Chief Executive Officer of Koor Industries Ltd. (Koor) since 1998. Mr. Kolber served as the Vice Chairman of the Board of Directors of Koor from 1997 to 2003. He served as President of Claridge Israel Ltd. from 1989 to 2001 and as Vice President of Claridge Inc. from 1986 to 1990. Mr. Kolber was associated with Cemp Investments from 1985 to 1987. He serves as a director of several Israeli companies, including ECI Telecom Ltd., Makhteshim-Agan Industries Ltd., Telrad Networks Ltd., Sheraton-Moriah Israel Ltd. and Knafaim - Arkia Holdings Ltd. Mr. Kolber holds a bachelor's degree in near eastern languages and civilizations from Harvard University and a certificate on advanced Arabic from the American University of Cairo.

         YAACOV LIFSHITZ (EXTERNAL DIRECTOR). Yaacov Lifshitz serves as a director of several companies and as a lecturer in the fields of economics, public policy and management. He currently is a lecturer at the Department of Economics and the Department of Public Policy and Management of Ben-Gurion University and at the Department of Political Sciences of the Tel-Aviv University. He also currently serves on the boards of directors of Israel Discount Bank, Kali - Insurance Agencies Ltd., Springs - Pension Fund Management Ltd., Carmel Investments Ltd. and Tesnet Software Testing Ltd. During the period from 1994 to 2002, Mr. Lifshitz served at various times as the chairman of the boards of directors of Hamashbir Lazarchan Israel Ltd., Israel Military Industries Ltd., Spectronix Ltd., Dor Chemicals Ltd., Dor Energy Ltd., DorGas Ltd. and the Israeli Foreign Trade Risk Insurance Corp. Ltd. He also served from 1995 to 2002 as the Chairman of the Executive Board of the Israel Management Center. Prior to that he held various senior positions in government, banking and industry, including Director General of the Israel Ministry of Finance, Chief Economic Advisor to the IMOD, Senior Vice President and Chief Credit Officer of Israel Discount Bank and President and CEO of Electra (Israel) Ltd. Mr. Lifshitz holds a bachelor's degree in economics and political science and a master's degree in economics from the Hebrew University.

         YIGAL NE'EMAN. Yigal Ne'eman has served since 1994 as the Chairman and President of the Israel College. From 1989 to 1993, he served as Chairman and as a shareholder of several industrial, commercial and service companies. Mr. Ne'eman served as the President and CEO of Tadiran Electronic Industry Ltd. (Tadiran) from 1981 to 1989. Prior to that he held a number of management positions in the control and finance departments of Tadiran. Mr. Ne'eman is a certified public accountant and holds an accounting degree from the Hebrew University.

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

         NATHAN SHARONY (EXTERNAL DIRECTOR). Nathan Sharony has served since 1997 as a director for several companies. He currently serves as a director for Technorov Holdings (1993) Ltd. (Technorov), a high technology investment company, Bituach Yashir Ltd., Union Bank, Ormat Industries Ltd., Genoa Technologies Ltd. and Israel Bonds International Inc. From 1997 to 1999, he served as Chairman of Technorov. From 1994 to 1997, he was Chief Executive Officer of Israel Bonds, a U.S. brokerage. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli Government Economic Mission to the U.S., President and Chief Executive Officer of El-Op and Vice President for Logistics of Tadiran Ltd. In 1982, Mr. Sharony completed 30 years of service in the IDF, retiring with the rank of Major General. Mr. Sharony participated in the Field Artillery Battery Officers Course in Fort Sill, Oklahoma.

         JOSEPH ACKERMAN. Joseph Ackerman was appointed as President and Chief Executive Officer in 1996. From 1996 to November 2004, he served as a member of the board of directors of the Company. From 1994 to 1996, he served as Senior Vice President and General Manager of Elbit Ltd.'s Defense Systems Division
(EDS). Mr. Ackerman joined Elbit Ltd. in 1982 and held various management positions, including General Manager - EFW, Senior Vice President - Operations Group, Vice President - Operations and Vice President - Advanced Battlefield Systems. He serves as a director for Tadiran Communications. Mr. Ackerman holds a bachelor of science degree in aeronautical engineering from the Technion.

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

         GUY BRILL. Guy Brill was appointed as Corporate Vice President and Co-General Manager - Technologies and Operations Division in March 2005. From 2001 until his current appointment, he served as Corporate Vice President - Business Synergy of Elbit Systems U.S. Corp., a U.S. subsidiary of the Company. Prior to that he held various management positions including Elbit Systems' Chief Operating Officer, Co-Manager of the C(3) and Battlefield Information Systems Strategic Business Unit, Vice President for Processes Improvement and Quality and Vice President and Division Manager of the Command and Control Systems Division of EDS. Mr. Brill joined Elbit Ltd. in 1985. Prior to that, Mr. Brill served in the IDF in the R&D branch of the Ground Forces, and as an artillery officer, where he holds the rank of Colonel (reserve). Mr. Brill holds a bachelor of science degree in electronic engineering from the Technion and a master of science of management degree from the Polytechnic University of New York. He is also a graduate of the Harvard University Business School's Advanced Management Program.

         ITZHAK DVIR. Itzhak Dvir was appointed as Chief Operating Officer in July 2004. He was appointed as a Corporate Vice President in 2000. Mr. Dvir served as General Manager - UAV, Tactical and Security Systems from 2003 until his current appointment. From 2000 through 2002, he was General Manager - C4I and Battlefield Systems. From 1996 until 2000, he was Vice President and Division Manager - UAV and C(3) Division. Mr. Dvir joined Elbit Ltd. in 1989 and held various management positions, including Vice President - UAV Division, Vice President - Advance Battlefield Systems Division and Marketing Director - Battlefield Systems Division. Prior to that he served as a career officer in the IAF, retiring with the rank of Colonel. Mr. Dvir holds a bachelor of science degree in aeronautical engineering from the Technion and a master of science degree in aeronautical engineering from the U.S. Air Force Institute of Technology at Wright Patterson Air Force Base.

         JACOB GADOT. Jacob Gadot was appointed Corporate Vice President - Mergers and Acquisitions in 2000. He served as Chief Technology Officer from 2001 until March 2004. Mr. Gadot held the position of Vice President - Mergers and Acquisitions from 1998 to 2000 and Vice President - Business Development from 1996 to 1998. Mr. Gadot joined Elbit Ltd. in 1983 and held various positions in EDS, including Vice President - International Marketing and head of the Airborne Division. Prior to that, he worked for Motorola Israel, after serving for ten years as an officer in the IAF. He serves as a director for Tadiran Communications. Mr. Gadot holds a bachelor of science degree in electrical engineering from the Technion.

         RAN GALLI. Ran Galli was appointed Corporate Vice President - Major Campaigns in 2003. From 1999 until 2003 he served as Corporate Vice President - Business Development and Marketing. Mr. Galli joined Elbit Systems in 1997 as Vice President - Business Development. Prior to that, he served as Corporate Vice President - Business Development and Marketing at Rafael, which he joined in 1990, after retiring from the IAF with the rank of Colonel. In the IAF he served as head of Research and Development, following numerous aircraft program management positions. Mr. Galli holds bachelor and master of science degrees in aeronautical engineering from the Technion.

         JOSEPH GASPAR. Joseph Gaspar was appointed Corporate Vice President and Chief Financial Officer in 2001. He served as Corporate Vice President - Strategy, Technology and Subsidiaries from the El-Op merger in 2000 until 2001. From 1996 until the merger, he held the position of Corporate Vice President, Marketing and Business Development of the El-Op Group. Mr. Gaspar joined El-Op in 1975 and held several management positions, including Vice President and General Manager of El-Op's Optronics Product Division and co-manager of an El-Op subsidiary in the United States. He serves as a director for Tadiran Communications. Mr. Gaspar holds a bachelor of science degree from the Technion in electronic engineering with advanced studies in digital signal processing and communication.

         ZEEV GOFER. Zeev Gofer was appointed Corporate Vice President - Business Development and Marketing in 2003. He previously served as Corporate Vice President and as Co-General Manager - Aircraft and Helicopter Upgrades and Systems from 2000. From 1999 until 2000, he was Vice President - Aircraft Upgrades and Airborne Systems Division, having served as Division Manager since 1996. He joined Elbit Ltd. in 1982 and held various management positions, including Director of EDS' Aircraft Upgrade Division, director of a major aircraft upgrade program, director of avionics system engineering and technical manager of the LAVI avionics program. Mr. Gofer holds bachelor and master of science degrees in electronic engineering from the Technion and a master of science of management degree from the Polytechnic University of New York.

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

         RAN HELLERSTEIN. Ran Hellerstein was appointed Corporate Vice President and Co-General Manager - Aircraft and Helicopter Upgrades and Systems in 2000 and became Co-General Manager - Airborne and Helmet Systems in 2003. From 1996 until 2000, he served as Vice President - Development and Engineering Division, having served as Division Manager since 1993. Mr. Hellerstein joined Elbit Ltd. in 1978 and served in various management positions, including Manager of EDS' Engineering Division, department manager, technical manager and systems engineer. Mr. Hellerstein holds bachelor and master of science degrees in electrical engineering from the Technion.

         HAIM KELLERMAN. Haim Kellerman was appointed Corporate Vice President and General Manager - UAV Systems in July 2004. From 2002 until his current appointment, Mr. Kellerman was Vice President - UAV Programs. Prior to that he held various senior program management positions relating to UAV, C4I and airborne programs. He joined Elbit Ltd. in 1978. Mr. Kellerman holds a bachelor of science degree in computer science from the Technion.

         BEZHALEL MACHLIS. Bezhalel Machlis was appointed Corporate Vice President and General Manager - Land Systems and C4I in January 2004. In 2003, he served as Corporate Vice President and General Manager - Ground C4I and Battlefield Systems. From 2000 until 2002, he served as Vice President - Battlefield and Information Systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of Colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and a MBA from Tel-Aviv University.

         ILAN PACHOLDER. Ilan Pacholder was appointed as Corporate Secretary and Vice President - Finance and Capital Markets in 2003. From 2001 until his current appointment, Mr. Pacholder served as Vice President - Finance. Mr. Pacholder joined Elbit Ltd. in 1994 and held various senior positions in the Finance Department. Prior to joining Elbit Ltd. he served as the Chief Financial Officer for Sanyo Industries in New York. Before that Mr. Pacholder worked for Bank Leumi in New York for 10 years and held the position of Vice President in the international and domestic lending departments. Mr. Pacholder holds a bachelor of arts degree in accounting and economics from Queens College in New York and a MBA in finance and investments from Adelphi University.

         MARCO ROSENTHAL. Marco Rosenthal was appointed Corporate Vice President
- Co-General Manager Technologies and Operations in March 2005. He served as Corporate Vice President - Manufacturing and Purchasing from 2001 until his current appointment, having served from 1999 - 2001 as Vice President - Operations and General Manager of the Karmiel facility. From 1996 to 1999, he served as Vice President - Material. Mr. Rosenthal joined Elbit Ltd. in 1975 and held various management positions, including Vice President - Material of EDS and Director of the Sales Department. Mr. Rosenthal holds a degree in technical engineering from the Technion and a degree in business management from Haifa University.

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

         GIDEON SHEFFER. Gideon Sheffer joined Elbit Systems in 2001 as Corporate Vice President - Strategic Planning. Prior to that he served as Acting Head of Israel's National Security Council and as National Security Advisor to former Prime Minister Ehud Barak. In 1998, he completed 32 years of service in the IDF, retiring with the rank of Major General. From 1995 to 1998, he served on the General Staff as Head of the IDF's Human Resources Branch. Before that, he served as Deputy Commander of the IAF. Mr. Sheffer held a number of command positions in the IAF after serving as a fighter aircraft and helicopter pilot. Mr. Sheffer holds a bachelor's degree in Israel studies from Bar Ilan University and is a graduate of the Harvard University Business School's Advanced Management Program.

         YORAM SHMUELY. Yoram Shmuely was appointed Corporate Vice President and General Manager - Helmet Mounted Systems in 2000 and became Co-General Manager - Airborne and Helmet Systems in 2003. From 1998 until 2000, he was Vice President
- Helmet Mounted Systems Division. From its founding in 1996 until 1998, he served as President of VSI. Mr. Shmuely joined Elbit Ltd. in 1990 and served as director of Elbit Ltd.'s Helmet Mounted Display group. He served as a fighter aircraft pilot in the IAF. Mr. Shmuely holds a bachelor of science degree in electronic engineering from the Technion.

         TIMOTHY TAYLOR. Timothy Taylor was appointed President and Chief Executive Officer of EFW in 2000 after serving as EFW's President and General Manager since 1997. He joined EFW in 1994 and held the positions of Executive Vice President and General Manager, Vice President - Strategic Planning and Business Development and Vice President - Aircraft Systems. A more than 30-year veteran of the aerospace industry, he previously held various management and strategic business development positions with Allied Signal Inc. (now Honeywell) and GEC Marconi Avionics (now BAE Systems). A native of the United Kingdom, he became a U.S. citizen shortly after joining EFW. Mr. Taylor received an engineering degree in England.

COMPENSATION OF DIRECTORS AND OFFICERS

         The following table sets forth the aggregate compensation paid to all directors and officers of Elbit Systems as a group, other than the President, and the President individually, for the fiscal year ended December 31, 2004:


                                Salaries, Directors' Fees      Pension, Retirement
                                Commissions and Bonuses(1)     and Similar Benefits
                                --------------------------     --------------------
All directors and officers
other than the President
(consisting of [28] persons)           $5,110,301                 $562,040

President                              $1,290,840                  $95,503

----------
(1) Elbit Systems' shareholders at the annual general shareholders meeting held in November 2004 approved payment to directors in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity. This amount currently includes an annual fee $10,015 and a per meeting fee of $388. Such payments are made either directly to the director or to his or her employing company.

Joseph Ackerman, Elbit Systems' President and Chief Executive Officer, served as a director until November 2004, however, he did not receive any compensation for service as a director other than his salary as President. Mr. Ackerman's employment contract was originally approved by Elbit Systems' shareholders in 2000, and an amendment was approved in April 2004, when the agreement was extended through July 2006 in accordance with its terms. In April 2005, Elbit Systems' board of directors approved an amendment to Mr. Ackerman's employment agreement increasing his severance benefits to an amount equal to 71 times rather than 48 times his last monthly salary.

BOARD PRACTICES

         APPOINTMENT AND TERMINATION OF DIRECTORS.

         The current External Directors on Elbit Systems' board of directors were each appointed to three-year terms at a general meeting of shareholders, held in August 2003 with respect to Mr. Lifshitz and in March 2005 with respect to Mr. Sharony. Six of the other eight current directors were appointed at the annual general meeting of shareholders held in November 2004. The other two current directors, Jonathan Kolber and Moshe Arad, were appointed by the board of directors in April 2005 and May 2005, respectively.

         There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship. See below -
Item 10. Additional Information - General Provisions of Israeli Law and Related Provisions - Appointment of Directors. With respect to the employment agreement of Joseph Ackerman, Elbit Systems' President and Chief Executive Officer, who served as a member of the board of directors until November 2004, see above "Compensation of Directors and Officers".

         Nasdaq's director independence and related rules applicable to the board of directors will take effect with respect to Elbit Systems as of July 31, 2005. Under these regulations, unless more than 50% of Elbit Systems shares are held by a single shareholder or affiliated group of shareholders (which is not currently the case) Elbit Systems would not meet the definition of a "controlled company". If it is not a "controlled company", then as of July 31, 2005 the majority of Elbit Systems Ltd.'s board of directors would need to meet the Nasdaq rules director independence criteria. Certain other rules will also become applicable regarding independent directors serving on a director nomination committee and approving the compensation to Elbit Systems' Chief Executive Officer.

         For information on contractual arrangements for appointment of directors resulting from the agreements for the Tadiran Communications acquisition, see below - Item 7. Major Shareholders and Related Party Transactions - Agreements Relating to the Tadiran Acquisition.

         AUDIT COMMITTEE. Dov Ninveh (chairman), Avraham Asheri, Yaacov Lifshitz, Yigal Ne'eman and Nathan Sharony are currently members of the audit committee of the Board (the Audit Committee). The Audit Committee operates in accordance with an Audit Committee charter that provides the framework for their oversight functions consistent with Israeli and U.S. legal and regulatory requirements. Nasdaq's director independence requirements for audit committee members will take effect with respect to Elbit Systems as of July 31, 2005. See below - Item 10. Additional Information - General Provisions of Israeli Law and Related Provisions - Internal Auditor and Audit Committee; Item 16A. Audit Committee - Financial Expert and Item 16D. Exemptions from Listing Standards for Audit Committees.

EMPLOYEES

         Most of our employees are based in Israel, and we have a significant amount of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2004, 2003 and 2002 were as follows:

                          Total Employees         U.S. Employees
                          ---------------         --------------

2004                           5,782                   1,150
2003                           5,449                   1,110
2002                           5,187                   1,077


         Most of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See above -
Item 4. Information on the Company - Conditions in Israel - Israeli Labor Laws. Approximately 520 of El-Op's employees are covered by a collective bargaining agreement extending through the end of 2004, and El-Op has notified the union of its desire to conduct negotiations regarding the terms of the agreement. Union collective bargaining agreements in effect through December 2004 apply to approximately 175 of Cyclone's employees. Each of El-Op's and Cyclone's collective bargaining agreements continues in effect until a new agreement is reached. Approximately 165 of EFW's employees in Fort Worth are subject to union collective bargaining agreements expiring in November 2005. We believe our overall relationship with our employees is satisfactory.

SHARE OWNERSHIP

ELBIT SYSTEMS' STOCK OPTION PLANS

         Elbit Systems adopted employee stock option plans in 1996 (the 1996
Plan) and following the merger with El-Op in 2000 (the Post Merger Plan). Under these Plans, stock options for our ordinary shares were granted to officers and employees of Elbit Systems and wholly-owned subsidiaries. The Plans were designed to enable us to attract and retain employees and to link their incentives to the performance of our ordinary shares. The Plans were approved by our Board and shareholders and described in prospectuses filed with the Israel Securities Authority (the ISA), and summaries were filed with the U.S. Securities and Exchange Commission (the SEC). Although the options themselves are not transferable or registered for trading, the shares underlying the options granted under the Plans were registered for trading with the SEC and the ISA. All options granted under the 1996 Plan have fully vested and expired.

POST MERGER PLAN

         OPTIONS GRANTED. Under the Post Merger Plan, 5,000,000 options were authorized to be granted to approximately 800 key employees of Elbit Systems and wholly-owned subsidiaries. Approximately 4,500,000 of these options were granted to employees through a trustee in 2000. 400,000 of the options were granted to Joseph Ackerman, Elbit Systems' President and CEO. No other directors were granted options, but executive officers other than Mr. Ackerman were granted an aggregate of 635,000 options under the Post Merger Plan. Approximately 500,000 of the options under the Post Merger Plan were issued to the Plan's trustee in reserve for subsequent grants to key employees, as determined from time to time by Elbit Systems' President. As of May 31, 2005, 269,340 of these reserve options were issued to employees. In addition, options that lapsed or were canceled before exercise could be added to the reserve and re-granted under the Post Merger Plan. The general terms of these options are the same as those for other options granted under the Post Merger Plan. Half of the options granted to any employee under the Post Merger Plan are exercisable into one Elbit Systems ordinary share per option in consideration for the employee's payment to Elbit Systems of the exercise price.

         PHANTOM OPTIONS. The second half of the options granted to any employee under the Post Merger Plan consisted of "phantom" options, similar to share appreciation rights. These options entitle the employee, on exercise of the phantom options, to receive shares in an amount corresponding to the value of the difference between the "deemed" option exercise price and the closing TASE trading price on the date before the option exercise date. For phantom options the employee pays only the par value of the shares actually received.

         OPTION EXERCISE PRICE. The exercise price for the options granted in December 2000 was $12.32 per option. The exercise price was determined based upon a discount of 15% from the average trading price of Elbit Systems' shares on the TASE in July and August 2000. The exercise price for options granted under the future reserve is 85% of the average price of Elbit Systems' shares on the TASE for the 60 trading days prior to the specific option grant. The "deemed" option exercise price for the phantom options is the same as the option exercise price for the regular options granted at the same time under the Post Merger Plan.

         VESTING. The options vest at the rate of 25% per year following their grant and must be exercised no later than six years after the date of grant. Termination of employment for any reason, except in special circumstances approved by Elbit Systems' President, will result in cancellation of the options that have not vested before termination of employment. Following termination of employment, unexercised options that have vested before the termination must be exercised within 90 days of termination. As of May 31, 2005, options exercisable into approximately 111,430 ordinary shares, based on the shares' May 31, 2005 closing price on Nasdaq of $24.38, remain unvested under the Post Merger Plan.

         SHARE RIGHTS AND TAX CONSEQUENCES. Shares issued to employees as a result of exercise of the options, including phantom options, will bear rights identical to our other ordinary shares. Employees bear all tax consequences to them resulting from the Post Merger Plan. The Israeli tax authorities approved the Post Merger Plan's qualification under Section 102 of the Israeli Income Tax Ordinance (New Version). This enables employees who hold the options at least for two years to be exempt from Israeli tax on the gains derived from exercising the option. This also enables Elbit Systems to benefit from a deductible tax expense that amounts to the employee's above-mentioned gain.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

PERCENTAGES

         Elbit Systems had, as of May 31, 2005, 40,736,047 ordinary shares (1). The following table sets forth specific information as of May 31, 2005, to the best of our knowledge, concerning:

         o beneficial ownership of more than 5% of our outstanding ordinary shares; and

         o the number of ordinary shares beneficially owned by all of our officers and directors as a group.

Federmann Enterprises Ltd.
99 Hayarkon Street
Tel-Aviv, Israel(2)                         17,755,448              43.58%

Heris Aktiengesellschaft
c/o 99 Hayarkon Street
Tel-Aviv, Israel                             3,836,458(3)            9.41%

Bank Leumi Group
Tel-Aviv, Israel(4)                          2,364,920               5.80%

Bank Hapoalim Group
Tel-Aviv, Israel(4)                          2,255,467               5.53%

Koor Industries Ltd.
14 Hamelacha Street
Rosh Ha'ayin, Israel(5) (6)                  2,160,000               5.30%

All officers and directors
as a group (28 persons)                        406,648(7)            0.99%

----------

(1) The total number of ordinary shares includes 23,091 ordinary shares held by a subsidiary of Elbit Systems but excludes 385,000 ordinary shares held by Elbit Systems as treasury shares.

(2) Federmann Enterprises Ltd. (FEL) owns the shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft (Heris) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd.
         (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems' Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of the shares owned by Heris and FEL. As of May 31, 2005, 5,655,448 Elbit Systems ordinary shares held by

         FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL's purchase in July 2004 of the Elbit Systems shares held by Elron.

(3) The amount of shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (1) above.

(4) The holdings in Elbit Systems' shares by the Bank Leumi and the Bank Hapoalim Group are divided among several entities, mainly mutual and/or provident funds.

(5) Koor Industries Ltd. (Koor) is an Israeli multi-industry holding company engaged through its direct and indirect wholly and partially owned subsidiaries and affiliates in the following core businesses: telecommunications, defense electronics, agrochemicals and investments in start-ups in the fields of telecommunications and life science. Koor is also involved in tourism, real estate and international trade businesses. The Elbit Systems shares held by Koor have been pledged in favor of Bank Hapoalim as a guarantee for a loan provided by Bank Hapoalim to Koor. The principal shareholders of Koor are Claridge Israel LLC (Claridge Israel), Esarbee Investments Limited (Esarbee) and IDB Development Corporation Ltd. (IDBD). As of May 31, 2005, Claridge Israel held approximately 14.7%, Esarbee held approximately 14.1% and IDBD held approximately 9.7% of Koor's outstanding ordinary shares.

         Claridge Israel is a Delaware limited liability company, mainly owned (99%) by The Charles Bronfman Trust. The Charles Bronfman Trust is a trust established under U.S. law primarily for the benefit of Ellen J. Bronfman Hauptman and her issue. Mr. Andrew Hauptman, one of Koor's directors is the husband of Mrs. Ellen J. Bronfman Hauptman, the daughter of Charles R. Bronfman, Koor's Chairman of the Board. The holdings of the Claridge Israel in Koor's shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to Claridge Israel by Bank Hapoalim.

         Esarbee, a company registered in Canada, is owned by The Charles Rosner Bronfman Family Trust. The Charles Rosner Bronfman Family Trust is a trust established under the laws of Canada primarily for the benefit of Stephen R. Bronfman and his issue. Mr. Stephen R. Bronfman is the son of Charles R. Bronfman. The holdings of the Esarbee in Koor's shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to Esarbee.

         IDBD is controlled (64%) by IDB Holding Corporation Ltd. (IDBH). IDBD and IDBH are public companies traded on the TASE. Approximately 51.7% of the outstanding share capital of IDBH are owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd.(Ganden Investments), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH;
         (ii) Manor Investments-IDB Ltd. (Manor Investments), a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (Livnat Investments), a private Israeli company controlled by Avraham Livnat which holds 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Bergman holds approximately 4.9% of the equity of and voting power in IDBH.

(6) FEL and Heris (collectively the Federmann Group) and Koor may be deemed for purposes of U.S. securities laws to be joint owners of the aggregate ordinary shares of Elbit Systems beneficially owned by them by virtue of a shareholders agreement dated December 27, 2004 between FEL and Koor, which provides, among other things, for Koor to vote at general shareholders meetings of Elbit Systems in accordance with FEL's instructions with certain exceptions. See below "Related Party Transactions - Agreements Related to the Tadiran Acquisition - FEL - Koor Shareholder Agreement". FEL and Koor have each disclaimed beneficial ownership of the other's shares in Elbit Systems.

(7) This amount does not include any shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (1) above. The amount includes 239,844 shares underlying options that are currently exercisable or that will become exercisable within 60 days of May 31, 2005. A portion of the underlying options are "phantom options" that have been calculated based on Elbit Systems' May 31, 2005 share closing price on TASE of $24.38.

RIGHTS IN SHARES, SIGNIFICANT CHANGES IN SHAREHOLDERS AND CONTROLLING
SHAREHOLDERS

         Except to the extent provided in the Shareholders Agreement entered into on December 27, 2004 between FEL and Koor (the Koor - FEL Shareholders Agreement) described below in "Related Party Transactions - Agreements Relating to the Tadiran Acquisition", Elbit Systems' major shareholders have the same rights as other holders of Elbit Systems' ordinary shares. The only significant changes in shareholdings by major shareholders in the last three years were:

         o In July 2004, FEL purchased approximately 19.6% of Elbit Systems ordinary shares from Elron, resulting in FEL's shareholdings increasing from approximately 30.2% to approximately 49.8%.

         o In April 2005, Koor purchased 2,160,000 ordinary shares from FEL, resulting in FEL's shareholding percentage decreasing from approximately 48.9% to approximately 43.6%. (The 0.9% dilution in FEL's percentage of shareholdings from July 2004 to April 2005 was a result of exercise of options by Elbit Systems' employees under the stock option plan.)

         FEL and Koor may be considered under Israeli law as controlling shareholders of Elbit Systems due to the FEL - Koor Shareholders Agreement. See below "Related Party Transactions - Agreement Relating to the Tadiran Acquisition". We are not aware of any other arrangement, including by way of a shareholder agreement or registration rights agreement, that in the future may lead to a change in control of Elbit Systems. Except as provided in the FEL - Koor Shareholders Agreement regarding appointment of directors and the Chairman of the Board, no appointment of a director is made as a result of a related party transaction. Also, there are no outstanding loans by Elbit Systems or its subsidiaries to such persons.

RELATED PARTY TRANSACTIONS

         AGREEMENTS RELATING TO THE EL-OP MERGER

         SHAREHOLDERS AGREEMENT. A shareholders agreement was entered into in 1999 between Elron and the Federmann Group in connection with the merger between Elbit Systems and El-Op. That shareholders agreement terminated in July 2004 upon the sale of all of Elron's shares in Elbit Systems to FEL.

         REGISTRATION RIGHTS AGREEMENT.

         Also in connection with the merger with El-Op, in 2000 Elbit Systems, the Federmann Group and Elron entered into a Registration Rights Agreement (the Registration Rights Agreement). Elron's rights under the Registration Rights Agreements ceased upon its sale in July 2004 of Elbit Systems' shares to FEL. Under the FEL - Koor Shareholders Agreement (see below - "Agreements Relating to the Tadiran Acquisition"), so long as Koor holds 5% or more of Elbit Systems' issued share capital, the Federmann Group agreed to support granting to Koor one demand right on similar conditions as available to the Federmann Group under the Registration Rights Agreement.

         The principal terms of the Registration Rights Agreement which remain applicable to the Federmann Group, are as follows:

         DEMAND REGISTRATION. The Federmann Group may twice require Elbit Systems to register the Federmann Group's ordinary shares for sale in the United States. It may not demand registration of ordinary shares less than 180 days following the effective date of any registration statement previously filed by Elbit Systems under a demand registration. Elbit Systems has the right to delay filing of a registration statement in specific circumstances.

         PIGGYBACK REGISTRATION. The Federmann Group has an unlimited number of "piggyback" registration rights. This means that, subject to certain limitations, any time Elbit Systems proposes to file a registration statement in connection with any public offering of our ordinary shares in the United States, whether for the account of Elbit Systems or our shareholders, the Federmann Group may require us to include its ordinary shares in that offering.

         TERMINATION OF REGISTRATION RIGHTS. The registration rights of the Federmann Group terminate if it and its affiliates collectively cease to own at least 5% of the then issued and outstanding Elbit Systems ordinary shares or such shares of any successor corporation.

         EXPENSES AND INDEMNITY. Other than fees and disbursements of counsel to the shareholders, Elbit Systems agreed to pay all expenses that result from the registration of ordinary share under the Registration Rights Agreement, all underwriting fees, commissions and discounts connected with the sale of any ordinary shares and any transfer taxes incurred in such sale. Elbit Systems also agreed to indemnify the Federmann Group against liabilities that any result from misrepresentations or omissions in any registration statement filed under the Registration Rights Agreement or any violation of U.S. federal or state securities laws in connection with any such registration, other than those liabilities caused by any act or omission of the Federmann Group.

         AGREEMENTS RELATED TO THE TADIRAN ACQUISITION

         OVERVIEW OF THE TRANSACTIONS

         In December 2004, Elbit Systems and Koor entered into agreements for Elbit Systems to purchase all of Koor's approximately 32% holdings in Tadiran Communications for a total consideration of approximately $146 million, representing a price of approximately $37 per share (the Tadiran Acquisition). These agreements were entered into concurrently with agreements between FEL and Koor for Koor to purchase approximately 9.8% of Elbit Systems' shares from FEL for a total consideration of approximately $99 million, representing a price of approximately $24.70 per share (the FEL - Koor Transaction). (The Tadiran Acquisition and the FEL - Koor Transaction are collectively referred to as the "Transactions"). The Transactions are executed in two stages - A and B, as described below. The agreements between Elbit Systems and Koor relating to the Tadiran Acquisition were approved by Elbit Systems' Audit Committee and Board in January 2005 and by Elbit Systems shareholders at a general shareholders meeting in February 2005.

         Stage A of the Transactions was completed in April 2005, following receipt of all applicable approvals for that Stage. In Stage A, Elbit Systems purchased from Koor approximately 13.7% of Tadiran Communications' shares, and Koor purchased from FEL approximately 5.3% of Elbit Systems' shares. Prior to that purchase Elbit Systems already held approximately 6% of Tadiran Communications' shares acquired through prior purchases on the market, and therefore, following completion of the first stage Elbit Systems owned approximately 20% of Tadiran Communications' shares.

         Following completion of the Stage A, three Elbit Systems' nominees were appointed to Tadiran Communications' board of directors, and Jonathan Kolber, a Koor nominee, was appointed to Elbit Systems' Board.

         The IMOD conditioned its approval of the Tadiran Acquisition on Elbit Systems agreeing to maintain various Israeli security safeguards at Tadiran Communications and on the requirement for IMOD approval in the future in the event Elbit Systems desires to sell a significant part of the shares we hold in Tadiran Communications.

         In June 2005, we reported that we were considering together with Koor, the possibility of Elbit Systems purchasing directly Koor's interest in Elisra Electronic Systems Ltd. (Elisra), however no agreement has yet been reached by the parties on this subject. We also reported that the process is progressing for completing the Stage B of the purchase of Koor's shares in Tadiran Communications.

         SUMMARY OF APPLICABLE AGREEMENTS

         The four agreements entered into relating to the Transactions, each entered into on December 27, 2004, are as follows:

(1)      The Share Transfer Deed between Elbit Systems and Koor (the Tadiran
         Deed);

(2) The Shareholders Agreement between Elbit Systems and Koor (the Tadiran Shareholders Agreement);

(3)      The Share Transfer Deed between FEL and Koor (the FEL - Koor Deed); and

(4) The Shareholders Agreement between FEL and Koor (the FEL - Koor Shareholders Agreement).

         The following is a summary of the principal provisions of these agreements as they relate to the yet completed Stage B of the Transactions as well as the applicable terms of the respective shareholders agreements.

         PRINCIPAL APPLICABLE TERMS OF THE TADIRAN DEED

         REPRESENTATIONS. Elbit Systems is purchasing the Tadiran Communications shares under the Tadiran Deed (the Transaction Shares) on the basis that the condition of Tadiran Communications and its assets are "as is". However, Koor undertook that upon the completion of each stage of the Tadiran Acquisition the Transaction Shares that will be purchased at the relevant stage will be transferred to Elbit Systems free and clear of any third party rights. Koor also warranted that from the time the Transaction Shares were acquired by Koor until the time of signing the Tadiran Deed, Tadiran Communications had not brought to Koor's attention nor given any report to the public that any material agreement to which Tadiran Communications is a party had been terminated or modified or that there was any intent to terminate or modify any material agreement to which Tadiran Communications is a party.

         STAGE B OF THE TADIRAN ACQUISITION
         ----------------------------------

         TIMING. The completion deadline for Stage B of the Tadiran Acquisition is October 31, 2005. However, if all the Stage B conditions precedent (see below) have not been fulfilled by October 31, 2005, the Stage B completion deadline will automatically be deferred until January 31, 2005. Moreover, if by January 31, 2005, all the Stage B conditions precedent have been fulfilled, except for the completion of the Elisra Acquisition, Koor will be entitled to provide written notice to Elbit Systems of deferral of the Stage B completion deadline until August 31, 2006 or such later date as may be determined by the parties.

         SHARE PURCHASE AND CONSIDERATION. In Stage B, Elbit Systems will purchase from Koor 2,244,276 ordinary shares of Tadiran Communications, which currently constitute approximately 18% of Tadiran Communications' outstanding share capital without deduction of treasury shares, for a consideration of $37 per share, totalling $83,038,212. Such amount accrues interest from April 1, 2005 until the time of actual payment, at the interest rate of three-month LIBOR at Bank Leumi Le-Israel BM, plus annual interest at the rate of 1.5% compounded quarterly.

         BOARD NOMINEES. Subject to the completion of Stage B, Koor will act to support the appointment or election to Tadiran Communications' board of directors of such number of directors as are nominated by Elbit Systems, and who meet the board member qualification conditions, such that after their appointment or election, the number of directors nominated by Elbit Systems will constitute more than 50% of the total directors of Tadiran Communications at that time.

         CONDITIONS PRECEDENT

         Stage B of the Tadiran Deed and Stage B of the FEL - Koor Deed (see below) are to be completed concurrently. Therefore obtaining all the consents and approvals necessary for the fulfilment of the FEL - Koor

Deed Stage B conditions precedent and the completion of Stage B of the FEL - Koor Deed is a condition precedent for the completion of Stage B of the Tadiran Deed. Nevertheless, this condition may not apply if the completion deadline for Stage B of the FEL - Koor Deed will not be extended concurrently with the extension of Stage B of the Tadiran Deed, under the circumstances described below regarding the timing of Stage B under the FEL - Koor Deed.

         The other remaining conditions precedent for the performance of Stage B are:

         (1) the completion of the Elisra Acquisition. See below "Voting for the Elisra Acquisition";

         (2) insofar as necessary, obtaining applicable regulatory approvals in Israel and outside Israel; and

         (3) insofar as necessary, obtaining applicable approvals from certain banks or other financial institutions.

         The parties agreed to use their best efforts to cause such conditions precedent to be fulfilled.

         LOCK-UP PERIOD
         --------------

         Elbit Systems and Koor agreed to a lock-up period from the signing of the Tadiran Deed until August 31, 2006 during which each of them will not conduct any transaction in Tadiran Communications' shares. This obligation will continue in force even if the Tadiran Deed is cancelled for any reason, except for termination due to its breach by Koor and except if Elbit Systems exercises its walk-away rights under the terms of the Tadiran Deed as described below. Nevertheless, during the lock-up period either party may purchase up to 350,000 shares of Tadiran Communications. To the extent one of the parties does not exercise its right to purchase such a quantity of shares, the other party may exercise the right in the first party's place, subject to certain notice provisions. During the lock-up period through May 31, 2005, Elbit Systems purchased 315,405 shares of Tadiran Communications.

         VOTING FOR THE ELISRA ACQUISITION
         ---------------------------------

         During the period that the Tadiran Deed is in effect and binding on Elbit Systems, Elbit Systems has agreed to vote all of the shares in Tadiran Communications then held by Elbit Systems at a general shareholders meeting of Tadiran Communications' shareholders in favor of approving Tadiran Communications' purchase from Koor of Koor's at least 70% equity interest in Elisra (the Elisra Acquisition). This obligation will apply whether or not any or all of the transactions contemplated by the Tadiran Deed are actually implemented, provided that:

         (1) the Elisra Acquisition consideration to be paid by Tadiran Communications is established in reliance on an evaluation by an outside independent appraiser obtained by Tadiran Communications for the purpose of the Elisra Acquisition, and the consideration and terms and conditions of the Elisra Acquisition have been duly approved by Tadiran Communications' audit committee and board of directors and by any independent committee of Tadiran Communications that is or may be established for the purpose of considering the Elisra Acquisition, and Tadiran Communications' audit committee and board of directors have determined that the Elisra Acquisition is not contrary to the interests of Tadiran Communications;

         (2) the consideration for the Elisra Acquisition, as payable by Tadiran Communications, reflects a company value for Elisra of not more than $225 million; and

         (3) the Elisra Acquisition is approved by a general shareholders meeting of Tadiran Communications' shareholders by August 31, 2006.

         FURTHER UNDERTAKINGS BY KOOR
         ----------------------------

         Koor has undertaken that, from the date of the signature of the Tadiran Deed and until the earlier of:

         (1) the Stage B completion deadline, if the Stage B conditions precedent have not been fulfilled by that time; or

         (2)  the "Second Closing Date", as defined in the Tadiran Deed;

         Koor and/or its subsidiaries and/or the controlling shareholders and/or officers of Koor and/or companies under the control of any of them will not enter into an extraordinary transaction with Tadiran Communications in which any of them has a "personal interest", other than the Elisra Acquisition. In addition, Koor has undertaken that it will oppose and vote against certain shareholder resolutions of Tadiran Communications, in relation to certain events as specified in the Tadiran Deed.

         "WALK-AWAY" PROVISIONS. Elbit Systems may rescind the Tadiran Deed with respect to Stage B before Stage B has been completed and performed in the event of the occurrence of one or more of events such as: liquidation, insolvency or similar proceedings of Tadiran Communications; merger proceedings of Tadiran Communications; alterations to Tadiran Communications' incorporation documents; private placements that vest a right to more than 1,500,000 shares of Tadiran Communications (with certain exclusions); certain new transactions of Tadiran Communications that are not in the ordinary course of business or that involve the sale or purchase of assets or equity, if their aggregate amount exceeds $35 million, except for the Elisra Acquisition; distributions of dividends in an aggregate amount exceeding NIS 2.5 per share of Tadiran Communications in any calendar quarter; or completion of the Elisra Acquisition for consideration paid by Tadiran Communications reflecting a company value for Elisra in excess of $225 million.

         RELATION TO KOOR - FEL DEED. Contemporaneously with the signing of the Tadiran Deed, the FEL - Koor Deed was also signed. Elbit Systems is not a party to the Koor - FEL Deed, and the provisions of the Koor - FEL Deed do not impose any obligation, that is not expressly provided in the Tadiran Deed, on Koor to Elbit Systems or on Elbit Systems to Koor.

         PRINCIPAL APPLICABLE TERMS OF THE TADIRAN SHAREHOLDERS AGREEMENT.

         EFFECTIVE DATE AND DURATION. The Tadiran Shareholders Agreement signed between Elbit Systems and Koor became effective upon the completion of Stage A of the Tadiran Acquisition, and it will remain in force so long as the parties cumulatively hold shares entitling them to at least 15% of the voting rights in Tadiran Communications and provided that each party holds shares of Tadiran Communications.

         NOMINATION OF DIRECTORS FOLLOWING THE COMPLETION OF STAGE A

         Following completion of Stage A of the Tadiran Acquisition, Koor and Elbit Systems agreed to support the appointment or election of directors nominated by Elbit Systems to Tadiran Communications' board, constituting at least 20% of the directors on the Tadiran board. Subject to applicable law, Koor and

Elbit Systems will act so that there will serve at least one director nominated by Elbit Systems on every board of directors' committee of Tadiran Communications, other than the audit committee. The parties also will act so that a director of Tadiran Communications, who has been nominated by Elbit Systems, will serve as chairperson nominees of the finance committee of Tadiran Communications' board.

         If Koor exercises its right under the Tadiran Deed to defer the Stage B completion deadline from January 31, 2006 until August 31, 2006 (the "Additional Period"), on commencement of the Additional Period Koor will support the appointment or election of an additional director nominated by Elbit Systems to Tadiran Communications' board, so that there will be a total of twelve directors on Tadiran Communications' board of directors, four of whom will have been nominated by Elbit Systems. Also, during the Additional Period, Koor will act to support that on every board of directors' committee, at least one-third of the committee members will be directors who were nominated by Elbit Systems.

         ARRANGEMENTS FOLLOWING COMPLETION OF STAGE B
         --------------------------------------------

         VOTING AT SHAREHOLDERS MEETINGS. After and subject to completion of Stage B of the Tadiran Acquisition, if and to the extent that at that time Koor continues to be a shareholder of Tadiran Communications, Koor has undertaken to participate in every general shareholders meeting of Tadiran Communications and vote in respect of all the Tadiran Communications shares held by it on every matter and/or decision that is referred for a resolution of Tadiran Communications' shareholders in accordance with instructions that are given to it by Elbit Systems. However, Koor will not be so obligated with respect to shareholders' resolutions concerning the approval of transactions of Tadiran Communications in which Elbit Systems, or Elbit Systems' controlling shareholders or officers, has a "personal interest", if such voting by Koor as instructed by Elbit Systems would cause Koor to breach any obligations imposed on Koor by law.

         ELBIT SYSTEMS OPTION TO PURCHASE KOOR'S ADDITIONAL SHARES IN TADIRAN COMMUNICATIONS

       Subject to the completion of Stage B of the Tadiran Acquisition, Koor grants Elbit Systems the option to purchase from Koor any or all of the shares of Tadiran Communications that may be issued to or vested in Koor by Tadiran Communications after the signature of the Tadiran Deed (the Additional Shares). Said option will apply as follows:

      (1) to all of the Additional Shares for a period of 90 days after the completion of Stage B;
s
      (2) to one-half of the Additional Shares for a period commencing at the end of 90 days from the completion of Stage B and ending 180 days after said completion, provided these shares were not purchased by Elbit Systems in accordance with the sub-section (1) above; and

      (3) to one-quarter of the Additional Shares for a period commencing at the end of 180 days from the completion of Stage B and ending 365 days after said completion, provided these shares were not purchased by Elbit Systems in accordance with sub-sections (1) or
              (2) above.

         The Additional Shares will be purchased for consideration per Additional Share equal to the average of: (a) the price per share at which the Additional Shares were issued to Koor by Tadiran Communications or vested in Koor by Tadiran Communications, less any dividends distributed for each share by Tadiran Communications, commencing from the date on which Koor was issued or vested in the share, and (b) the price per share of Tadiran Communications on the TASE. For this purpose, the stock exchange price per share of Tadiran Communications will be the average price of the share at the end of each of the ten stock exchange trading days preceding the date on which notice is provided by Elbit Systems in respect of the option's exercise.

         ARRANGEMENTS IF STAGE B IS NOT COMPLETED
         ----------------------------------------

         If after the Stage B completion deadline, including any extension of that date in accordance with the Tadiran Deed, Stage B is not completed the following arrangements will apply between Koor and Elbit Systems in respect of their cumulative holdings in Tadiran Communications:

         BOARD OF DIRECTORS

         (1) So long as the holdings of each of the parties are not less than 12% of Tadiran Communications' issued share capital, the parties will act and vote by virtue of all their cumulative holdings so that:

                  (a) There will be 12 directors of Tadiran Communications, including five who are nominated by Elbit Systems, five who are nominated by Koor and two External Directors.

                  (b) On all board of directors' committees there will be equal representation of the directors who are nominated by each party.

                  (c) When the term of office of the first of the two External Directors serving on Tadiran Communications' board comes to an end, Elbit Systems will be entitled to nominate a candidate for the office of External Director. When the term of office of the other of the two External Directors comes to an end, Koor will be entitled to nominate a candidate for the office of External Director.

                  (d) Until December 31, 2006, the chairperson of Tadiran Communications' board will be a director recommended to that office by Koor. For the next 24 months, the office will be held by a director recommended to the office by Elbit Systems, and thereafter the right to recommend the chairperson will so alternate every 24 months.

         (2) Should the holdings of either of the parties fall below 12% of Tadiran Communications' issued share capital, but so long as such party's holdings are not less than 9% of Tadiran Communications' issued share capital, that party will be entitled (under the above mentioned arrangements) to a number of directors equal to its percentage holdings in Tadiran Communications divided by the total cumulative holdings of the parties multiplied by the number of directors then serving on the Tadiran Communications' board (rounded to the nearest whole number), provided that the number of directors who are appointed or elected on the recommendation of that party will not be less than 20% of the total number of directors (rounded up to a whole number).

         (3) Should the holdings of either of the parties fall below 9% of the issued share capital of Tadiran Communications, but so long as they have not fallen below 5% of Tadiran Communications' issued share capital, that party will be entitled (under the above mentioned arrangements) to a number of directors equal to its percentage holdings in Tadiran Communications divided by the total cumulative holdings of the parties multiplied by the number of directors then serving on the Tadiran Communications' board (rounded to the nearest whole number).

         (4) Should the holdings of either of the parties fall below 5% of the issued share capital of Tadiran Communications, that party will not be entitled (under the above mentioned arrangements) to representation on Tadiran Communications' board.

         VOTING AT SHAREHOLDERS' MEETINGS
         --------------------------------

         (1) The parties will coordinate between them in advance the manner in which they will vote on every resolution at a general shareholders meeting of Tadiran Communications. The parties will act and vote by virtue of their cumulative holdings against any proposed resolution in a general shareholders meeting unless it is first agreed in writing between them to vote in its favor.

         (2) Should the holdings of a party fall below 12% of Tadiran Communications' issued share capital, but so long as they have not fallen below 9% of the issued share capital, the provisions regarding coordination in advance of voting at general shareholders meetings will not apply between the parties.

         (3) If the holdings of a party fall below 9% of Tadiran Communications' issued share capital, that party undertakes to vote with all its shares in Tadiran Communications at every general shareholders meeting in accordance with the other party's instructions, except in connection with a shareholders' resolution concerning the approval of a transaction in which the other party or its controlling shareholders or officers has a "personal interest," if so voting would cause the first party to breach duties imposed on it by law.

         RESTRICTIONS ON TRANSFER OF SHARES
         ----------------------------------

         (1) A transfer by either Elbit Systems or Koor of any of the 4,462,764 shares of Tadiran Communications, constituting all the shares held by Koor or by Elbit Systems as of December 27, 2004, and any shares which may be issued or vested with respect to these shares, (the Core Shares), will be subject to a right of first refusal of the other party, excluding a sale by a party of Core Shares on the stock exchange, provided that such sale meets both of the following conditions: (a) a party will not sell more than 3% of Tadiran Communications' issued share capital during a 12-month period; and (b) a party will not sell more than 1.5% of Tadiran Communications issued share capital in the course of one transaction or one act.

         (2) If a party's total holdings in Tadiran Communications' shares fall below 5% of the issued share capital of Tadiran Communications, that party may sell the shares in the course of trading on the stock exchange without the application the above mentioned right of first refusal provisions or the conditions for sale on the stock exchange.

         (3) Koor granted Elbit Systems options to purchase from Koor shares that are not part of the Core Shares, which may be issued to Koor by Tadiran Communications or vested in Koor by Tadiran Communications after signature of the Tadiran Deed, at the times and on the terms described above under "Arrangements following Completion of Stage B".


         PRINCIPAL APPLICABLE TERMS OF THE FEL - KOOR DEED

         REPRESENTATIONS. Under the FEL - Koor Deed, Koor is purchasing from FEL in two stages 4,000,000 of Elbit Systems' ordinary shares (the Transaction Shares) on an "as is" basis and on the basis that the condition of Elbit Systems and its assets are "as is". However, FEL undertook that upon the completion of each Stage of the FEL - Koor Transaction the Transaction Shares to be purchased at the relevant stage, would be free and clear of any third party rights.

         STAGE B
         -------

         TIMING. The completion deadline for Stage B of the FEL - Koor Transaction is October 31, 2005. However, subject to FEL's rights as provided below not to approve a deferment, if all the Stage B conditions precedent have not been fulfilled by October 31, 2005, the Stage B completion deadline will be automatically deferred until January 31, 2006. The Stage B completion deadline will be further deferred until August 31, 2006 if and to the extent the Stage B completion deadline for the Tadiran Acquisition is deferred, unless FEL informs Koor that FEL is unwilling to defer the Stage B completion deadline. If FEL so informs Koor, Koor may elect to complete Stage B of the FEL - Koor Transaction even if Stage B of the Tadiran Acquisition has not been completed, if all other conditions precedent for Stage B of the FEL - Koor Transaction have been met other than the completion of the Elisra Acquisition and the conditions precedent specified in the Tadiran Deed for Stage B of the Tadiran Acquisition.

         SHARE PURCHASE AND CONSIDERATION. Pursuant to Stage B of the FEL - Koor Transaction, Koor will purchase from FEL 1,840,000 ordinary shares of Elbit Systems, which currently constitute approximately 4.5% of Elbit Systems' issued share capital, for a consideration of $24.70 per share, totalling $45,448,000. Such amount accrues interest from April 1, 2005 until the time of actual payment at the same rate interest as applicable to Elbit Systems under the Tadiran Deed. Also, the amount of the consideration and the quantity of Transaction Shares are subject to modification if certain changes in the capital or equity of Elbit Systems occur, such as distribution of dividends, distribution of bonus shares, rights offerings, consolidations, sub-divisions or similar events.

         BOARD NOMINEES. Subject to the completion of Stage B of the FEL - Koor Transaction, FEL will support the appointment or election to Elbit Systems' Board of such number of directors as are nominated by Koor, who meet the applicable qualification conditions, including any applicable independence criteria, so that after their appointment or election, the number of directors nominated by Koor will be the greater of:

         (1)      two directors; or

         (2) a number of directors equal to 20% of the number of Elbit Systems' directors (including External Directors and the director or directors appointed or elected pursuant to Koor's nomination as provided above), rounded up to the nearest whole number. (If required to meet applicable "director independence" requirements, Koor's nominees will comply with the applicable independence criteria.)

         CONDITIONS PRECEDENT

         Stage B of the FEL - Koor Deed and Stage B of the Tadiran Deed will be completed together. Therefore obtaining all the consents and approvals necessary for the fulfillment of the Tadiran Deed Stage B conditions precedent and the completion of Stage B of the FEL - Koor Deed is a condition precedent for the completion of Stage B of the FEL - Koor Deed. Nevertheless, this condition may not apply if the completion deadline for Stage B of the FEL - Koor Deed is not extended contemporaneously with Stage B of the Tadiran Deed, as described above.

         Other conditions precedent for the performance of Stage B of the FEL - Koor Transaction are:

         (1)      the completion of the Elisra Acquisition; and

         (2) insofar as necessary, obtaining applicable regulatory approvals in Israel.

         Koor will be entitled to waive fulfillment of part of the conditions precedent for the completion of Stage B of the FEL - Koor Transaction as described in the FEL - Koor Deed, and in this case, Stage B will be completed notwithstanding non-fulfillment of such conditions precedent.

         The parties agreed to use their best efforts to cause the conditions precedent to be fulfilled.

         TRANSACTIONS WITH INTERESTED PARTIES
         ------------------------------------

         From the date of signing the FEL - Koor Deed until the earlier of:

         (1) the Stage B completion deadline, if the Stage B conditions precedent have not been fulfilled by that time; or

         (2)      the Second Closing Date;

         FEL and/or its subsidiaries and/or the controlling shareholders and/or officers of FEL and/or companies under the control of any of them, will not enter into an extraordinary transaction with Elbit Systems in which any of them has a "personal interest", other than the transactions contemplated by the FEL - Koor Deed and the Tadiran Deed. In addition, FEL has undertaken that it will oppose and vote against certain resolutions of Elbit Systems' shareholders in relation to certain events as described in the FEL - Koor Deed.

         "WALK-AWAY" PROVISIONS. Koor may rescind the FEL - Koor Deed before Stage B has been completed upon the occurrence of one or more of certain events such as: liquidation, insolvency or similar proceedings of Elbit Systems or merger proceedings of Elbit Systems.

         PRINCIPAL APPLICABLE TERMS OF THE FEL - KOOR SHAREHOLDERS AGREEMENT

         EFFECTIVE DATE AND DURATION
         ---------------------------

         The FEL - Koor Shareholders Agreement entered into effect upon completion of Stage A of the FEL - Koor Transaction. The FEL - Koor Shareholders Agreement will remain in effect for a period of 15 years from its effective date or until such time as FEL's (or a "Transferor Party" as defined in the FEL - Koor Shareholders Agreement) holdings in the FEL Shares together with Koor's (or a Transferor Party) holdings in the "Koor Shares" (as defined in the FEL - Koor Shareholders Agreement) fall below 25% of Elbit Systems' issued and outstanding share capital, whichever is earlier.

         In addition, after April 1, 2009, Koor may elect to bring to an end its rights and obligations under the FEL - Koor Shareholders Agreement, with the exception of certain sales of a limited amount of Elbit Systems' shares by Koor on a stock exchange, and except for Koor's obligation to vote its shares in accordance with FEL's instructions.

         BOARD MEMBERS
         -------------

         After the completion of Stage A of the FEL - Koor Transaction and until the completion of Stage B of the FEL - Koor Transaction, and if Stage B of the FEL - Koor Transaction does not occur, then until such time as Koor's holdings of the Koor Shares fall below 4.32% of Elbit Systems' share capital, or below 2,050,000 shares, whichever is sooner, FEL will vote all its holdings of Elbit Systems' shares in favor of the election of one director nominated by Koor.

         Commencing from the time of completion of Stage B of the FEL - Koor Transaction, FEL will support the appointment or vote for the election of directors to Elbit Systems' Board who are nominated by Koor, in a number equal to the higher of either: (a) two or (b) 20% of the number of Elbit Systems' directors (including External Directors and the director(s) appointed or elected pursuant to Koor's nomination), rounded up to the nearest whole number.

         After the completion of Stage B of the FEL - Koor Transaction, from such time as Koor's holdings of the Koor Shares fall below 6.45% of Elbit Systems' share capital, or below 3,050,000 shares, whichever is sooner, and until Koor's holdings in the Koor Shares fall below 4.32% of Elbit Systems' share capital or 2,050,000 shares, whichever is earlier, FEL will vote all its holdings in Elbit Systems' shares in favor of the election of one director nominated by Koor.

         Koor has undertaken to vote for the election of all the candidates nominated by FEL for the offices of the other directors of Elbit Systems (including External Directors). Koor also has undertaken to support the appointment of the candidate nominated by FEL as chairperson of Elbit Systems' Board.

         If required to meet applicable "director independence" requirements, Koor's nominees will comply with the applicable independence criteria.

         VOTING AT SHAREHOLDERS MEETINGS.
         --------------------------------

         Koor has undertaken to vote, in every matter and proposed resolution that will be submitted for approval to a general shareholders meeting of Elbit Systems' shareholders, in accordance with instructions that will be given to it by FEL, subject to certain exceptions.

         RESTRICTIONS ON TRANSFER OF ELBIT SYSTEMS' SHARES
         -------------------------------------------------

         Both Koor and FEL are subject under the FEL - Koor Shareholders Agreement, to certain limitations and rights regarding the transfer of their respective shares in Elbit Systems. Accordingly, under the conditions described in the FEL - Koor Shareholders Agreement:

         (1) Koor has been granted a right to tag along to FEL's sale of shares in Elbit Systems in the event FEL wishes to transfer to a third party more than half of FEL's shares in Elbit Systems;

         (2) FEL has been granted a right of first refusal if Koor wishes to transfer to a third party any of the Koor Shares;


         (3) If Koor elects to withdraw from the "Controlling Interest" in Elbit Systems (according to the provisions of the FEL - Koor Shareholders Agreement) FEL will have a right of first offer to acquire Koor's shares in Elbit Systems;

         (4) The parties have been granted a mutual right to jointly participate in the acquisition of shares from a single third party if the proposed acquisition will exceed a total consideration of $25 million;

         (5) Koor will not transfer any of the Koor Shares during the period commencing on the date of signing the FEL - Koor Shareholders Agreement and ending on the later of the following:

                  (a) 12 months after completion of Stage A of the FEL - Koor Transaction (April 17, 2006); or

                  (b) if Stage B of the FEL - Koor Transaction has been completed - then nine months after the Second Closing Date.

         (6) A transfer to a third party of: (1) Koor Shares that are subject to FEL's right of first refusal, or (2) "Federmann Shares" (as defined in the FEL - Koor Deed) that are subject to Koor's tag along rights, will be subject to the third party transferee's undertaking to assume the transferor's undertakings according to the FEL - Koor Shareholders Agreement.

         The above mentioned limitations and rights on transfer of C Elbit Systems shares apply only to the Federmann Shares and the Koor Shares and not to any other Elbit Systems shares that may be held by FEL or Koor, as the case may be.

         ADDITIONAL NON-TRANSFERABLE RIGHTS GRANTED TO KOOR

         After the completion of Stage B of the FEL - Koor Transaction, Koor will be granted, subject to applicable law, certain non-transferable rights, as specified below, which will expire if Koor's holdings fall below 6.45% of Elbit Systems' share capital, or below 3,050,000 ordinary shares, whichever is earlier. In addition, FEL will have the right to terminate such non-transferable rights if members of the Charles Bronfman family, or trusts for their benefit, cease to own a controlling interest in Koor.

         (1) The appointment of one of the directors nominated by Koor to the position of Vice Chairperson of the Elbit Systems' Board, and the appointment of one director nominated by Koor to each of the Elbit Systems Board's committees. Such right may be terminated by FEL in the event of a change of control of Koor as specified in the FEL - Koor Shareholders Agreement.

         (2) Establishment of a Elbit Systems' Board Committee for Strategic Planning, in which at least one member will be a director nominated by Koor, having the authority to assist and recommend on strategic issues;

         (3) In the event of a change of the current Elbit Systems' President and Chief Executive Officer (Joseph Ackerman), a search committee having the authority to recommend will be appointed to attempt to identify a suitable candidate for such office. If the search committee does not succeed in unanimously so recommending a candidate, Elbit Systems' Board will appoint a Chief Executive Officer by a majority vote of its members.

         (4) FEL will support, if so requested by Koor, granting registration rights to Koor. (See above "Agreements Relating to the El-Op Merger - Registration Rights Agreement".)

         (5) In the event that an officer or any of the holders of control in FEL serves as a director in a subsidiary of Elbit Systems, Koor will be entitled, subject to applicable law, to appoint as a director in that subsidiary one of the directors of Elbit Systems nominated by Koor. (Currently officers or holders of control in FEL do not serve as directors in any of Elbit Systems' subsidiaries.)

TRANSACTIONS WITH AFFILIATED COMPANIES

         In the ordinary course of business, some subsidiaries and affiliates of Elbit Systems engage in business activities with each other. The purchases among our related parties are made at prices and on terms equivalent to those used in transacting business with unrelated parties under similar conditions. The sales among our related parties in respect to government defense contracts are made on the basis of costs incurred.

TRANSACTIONS WITH OFFICERS AND DIRECTORS

         Some members of Elbit Systems' Board are also directors of FEL Group or Koor or companies controlled by either FEL or Koor, including Tadiran Communications and Elisra. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. Transactions with officers, directors, key employees and affiliates may require authorization in accordance with the requirements of the Companies Law. See below - Item 10. Additional Information - Approval of Certain Transactions.

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

         Our dividend payments for the last three full fiscal years were as follows:

         2002        $0.34 per share
         2003        $0.40 per share
         2004        $2.17 per share (including an extraordinary dividend of
                     $1.80 per share declared in the second quarter of 2004)

ITEM 9.    OFFER AND LISTING.

SHARE LISTINGS AND TRADING PRICES

         Elbit Systems' ordinary shares are quoted on Nasdaq under the symbol "ESLT" and are also listed on the TASE.

         The high and low sale prices for our ordinary shares for the five most recent full financial years are:

                       NASDAQ                             TASE (1)

                 HIGH          LOW              HIGH                LOW
                 ----          ---              ----                ---
2000            $19.37        $11.00           $19.18              $11.75
2001            $19.60        $12.81           $19.24              $12.81
2002            $19.31        $14.68           $18.92              $14.32
2003            $20.00        $14.51           $20.08              $14.99
2004            $26.40        $17.85           $26.29              $17.73


         The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the first two subsequent quarters are:

                                               NASDAQ                           TASE(1)

                                         HIGH          LOW               HIGH              LOW
                                         ----          ---               ----              ---
2003
First Quarter                           $16.84       $14.51             $17.00           $14.77
Second Quarter                          $20.00       $16.60             $20.08           $16.39
Third Quarter                           $19.53       $16.64             $19.48           $16.43
Fourth Quarter                          $18.88       $15.36             $18.72           $14.99

2004
First Quarter                           $19.99       $17.85             $20.55           $18.01
Second Quarter                          $20.51       $17.88             $20.50           $17.73
Third Quarter                           $22.50       $19.78             $21.23           $18.80
Fourth Quarter                          $26.40       $19.78             $26.29           $19.55

2005
First Quarter                           $26.85       $22.97             $27.07           $22.45
Second Quarter (through May 31, 2005)   $25.35       $23.07             $25.11           $23.10

         The monthly high and low sale prices of our ordinary shares for the most recent six months are:


                                               NASDAQ                           TASE (1)

                                         HIGH          LOW               HIGH              LOW
                                         ----          ---               ----              ---
December 2004                           $26.40       $22.20             $26.29           $22.17
January 2005                            $26.85       $23.26             $27.07           $23.29
February 2005                           $25.63       $23.37             $25.39           $23.85
March 2005                              $25.26       $22.97             $25.09           $22.45
April 2005                              $25.35       $23.07             $24.59           $23.10
May 2005                                $25.21       $24.17             $25.11           $24.42

----------
(1) The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars using the daily representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel.

         As of May 31, 2005, approximately 4.1% of our outstanding ordinary shares was held in the United States by approximately 232 holders registered on the books of our transfer agent.

ITEM 10.   ADDITIONAL INFORMATION.

GENERAL PROVISIONS OF ISRAELI LAW AND RELATED PROVISIONS OF ARTICLES OF ASSOCIATION

         ISRAELI COMPANIES LAW AND REVISED ARTICLES OF ASSOCIATION. The Israel Companies Law - 1999 (the Companies Law) is the basic corporation law governing Israeli publicly and privately held companies. The Companies Law mandates specific provisions be included in an Israeli company's articles of association, which are included in Elbit Systems Restated Articles of Association (the Articles of Association).

         APPOINTMENT OF DIRECTORS. Elbit Systems' directors are appointed by the shareholders at the annual general shareholders meeting. They hold office until the next annual general shareholders meeting, which is held at least once every calendar year but not more than 15 months after the previous general shareholders meeting. Between annual general shareholders meetings the Board may appoint new directors to fill vacancies, however new External Directors must be elected at a general shareholders meeting as described in "External Directors" below. Appointment of directors is also subject to the terms of the FEL - Koor Shareholders' Agreement. See above - Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements Relating to the Tadiran Acquisition. Under that agreement FEL and Koor agreed to support each other's appointments/nominees to the Board, with Koor being entitled to nominate up to two directors and FEL the balance of the directors, other than the External Directors. The Chairman of the Board is appointed from the FEL nominees. The Articles of Association authorizes a maximum of 17 and a minimum of five directors. However, unless otherwise approved by the Board or a general shareholders meeting or during an interim period following a director's resignation, there are 10 directors, including two External Directors as described in "External Directors" below.

         SUBSTITUTE DIRECTORS. The Articles of Association provide that any director may appoint another person to serve as a substitute director. A substitute director must be qualified under the Companies Law to serve as a substitute director. If his or her appointment is for more than one meeting it will be subject to the approval of the Board. Such person may not act as a substitute director for more than one director at the same time. In addition, a board committee member may not substitute for another board committee member in committee meetings. The same rules, including compensation, will apply to a substitute director as to the director who appointed him or her, and the substitute director may participate in Board and Board committee meetings in the same manner as the appointing director. Subject to the Companies Law, a director who has appointed a substitute director may revoke the appointment at any time. In addition, the office of a substitute director will be vacated at any time that the office of the director who appointed the substitute is vacated for any reason. Any appointment or revocation of the appointment of a substitute director will be made by notice in writing to the substitute director and Elbit Systems. The appointment or revocation, as the case may be, will become effective on the later of the date of receipt of the above notice or the date fixed in the notice.

         EXTERNAL DIRECTORS. Under the Companies Law publicly held Israeli companies are required to appoint two "External Directors". Among other requirements, External Directors must be unaffiliated with Elbit Systems and our controlling shareholders. External Directors serve for a three-year term that may be extended for an additional three-year term. Any committee of the Board must include at least one

External Director. Nathan Sharony and Yaacov Lifshitz currently serve as an External Directors of Elbit Systems, and their terms of office end in March 2008 and July 2006, respectively. Under a recent amendment to the Companies Law, at least one of the External Directors is required to have "financial and accounting expertise" and the other External Director(s) are required to have "professional expertise". These requirements are subject to regulations to be promulgated in which the terms "financial and accounting expertise" and "professional expertise" will be defined. This amendment does not apply to External Directors who were appointed prior to March 17, 2005 (such as our External Directors). A substitute for an External Director who has "financial and accounting expertise" or "professional expertise" must have similar expertise.

         INTERNAL AUDITOR AND AUDIT COMMITTEE. Publicly held Israeli companies are required to appoint an internal auditor. The main role of the internal auditor is to examine whether the company's activities comply with the law, integrity and orderly business procedure. Publicly held companies are also required to establish an audit committee of the Board of Directors. The audit committee must consist of at least three directors qualified under the Companies Law, including all External Directors. The audit committee and the internal auditor operate in accordance with an audit committee charter that provides the framework for their functions, consistent with applicable Israeli and U.S. laws and regulations. See above - Item 6. Directors, Senior Management and Employees
- Board Practices - Audit Committee.

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

         APPROVAL OF TRANSACTIONS

         The Companies Law requires approval by the board of directors for transactions that are not extraordinary with an Office Holder or in which an Office Holder has a Personal Interest.

         The Companies Law requires approval by both the audit committee and the board of directors for the following transactions:

         (1) extraordinary transactions with an Office Holder or in which an Office Holder has a Personal Interest;

         (2) the grant of indemnification, exemption or insurance to Office Holders;

         (3) material actions or arrangements that may otherwise be considered a breach of fiduciary duty of an Office Holder; or

         (4) terms of service of directors, including the grant of indemnification, exemption or insurance and terms of employment of directors in other roles; or

         Matters referred to in (4) may also require shareholder approval, including, where applicable, a specified percentage of non-interested shareholders.

         Extraordinary transactions with controlling shareholders or extraordinary transactions with another person in which the controlling shareholder has a personal interest, including terms of service of controlling shareholders or their immediate relatives who serve as employees or directors of the applicable company require approval by the audit committee, the board of directors and a general meeting of shareholders by a special majority as provided in the Companies Law.

EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         EXEMPTION, INSURANCE AND INDEMNIFICATION UNDER THE COMPANIES LAW

         Under the Companies Law, an Israeli company may not exempt an Office Holder from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an Office Holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exempt in advance a director from his or her liability to the company with respect to a breach of duty of care in connection with a distribution made by the company.

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

         Under the Companies Law, a company may indemnify an Office Holder against any monetary liability incurred in his or her capacity as an Office Holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator's award approved by court. A company also can indemnify an Office Holder against reasonable litigation expenses including attorneys' fees, incurred by him or her in his or her capacity as an Office Holder, in a proceeding instituted against him or her by the company, on its behalf or by a third party, in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the Office Holder.

         Under the Companies Law, a company may indemnify an Office Holder in respect of certain liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an Office Holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable types of events in light of the company's actual activities at the time the company undertook such indemnification and also limited to reasonable amounts or standards, as determined by the board of directors.

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

         (2) a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care other than mere negligence;

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

         In April 2004, a general meeting of Elbit Systems' shareholders approved a framework resolution that allows Elbit Systems to purchase directors and officers (D&O) liability insurance that meets the framework resolution's terms. The framework resolution covers a five-year period beginning in August 2004, and allows for an aggregate increase of insurance coverage of up to $45,000,000 (from the then current level of $30,000,000) for any year covered by the policy. As of May 31, 2005, the level of D&O insurance coverage was $35,000,000. The framework resolution also allows for an increase of up to 25% per year in the D&O insurance premium up to a maximum aggregate of 125% of the current annual premium ($660,000). The Audit Committee and the Board must approve that any purchase of D&O insurance falls within the terms of the framework resolution.

MATERIAL CONTRACTS

         Elbit Systems has not entered into material contracts since June 1, 2003, other than in the ordinary course of business and other than the agreements related to the Tadiran Communications' acquisition. See above - Item
7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements Relating to the Tadiran Acquisition.

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

         The Israeli Parliament approved a law enacting extensive changes to Israel's tax law (the Tax Reform Legislation) generally effective as of January 2003. Among the key provisions of the Tax Reform Legislation are:

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

         EFFECTIVE CORPORATE TAX RATE

         Generally, Israeli corporations were subject to a 35% "Company Tax" in 2004. Elbit Systems' income tax liability in Israel is based on our unconsolidated earnings and such earnings of our Israeli-based subsidiaries. It is determined in NIS and not in U.S. dollars. Tax liability of non-Israeli subsidiaries is determined according to the law of their countries of residence. As a result, the tax provision in Elbit Systems' consolidated financial statements does not directly relate to income reported on these statements. A portion of our Israeli operations have been granted "Approved Enterprise" status, as described under "Investment Law" below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. In addition, they are permitted special adjustments in computing taxable income under the Income Tax Law (Inflationary Adjustments), 1985.

         In September 2004, the Israeli Parliament approved the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the Amendment) that reduces the corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007. The Amendment was signed and published in July 2004 and is therefore considered enacted in July 2004. The adoption of the Amendment did not have a significant effect on our financial statements.

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

         An Approved Enterprise is entitled to several benefits, including Israeli Government cash grants and tax benefits. The applicable tax benefits relate only to taxable profits attributable to the specific Approved Enterprise. As of December 31, 2004, Elbit Systems had four and El-Op had four active approved programs eligible for tax benefits. These programs will expire during the years 2005 to 2012.

         In March 2005, the Israeli Parliament passed an amendment to Investment Law, which revamps the Israeli tax incentives for future industrial and other investments (the 2005 Amendment). A tax holiday package can now be elected for up to 15 years for a "Privileged Enterprise" if certain conditions are met, without needing to obtain approval. The 2005 Amendment became effective on April 1, 2005. Taxpayers may claim Privileged Enterprise status for new and expanded enterprises with a year of election of 2004 or thereafter, unless the Investment Center granted Approved Enterprise status by December 31, 2004. Various alternative tax-only benefit packages can now be elected for investments in a "Privileged Enterprise", if certain conditions are met without needing to obtain approval. Israeli industrial companies can choose between the following two tax packages:

         o Tax holiday package - for a "Privileged Enterprise": Tax exemption applies to undistributed profits for 2-15 years depending on location and foreign ownership. Low company tax rates (10% - 25%) apply to distributed and subsequent profits. The total period of tax benefits is 7 - 15 years;

         o Grant / low tax package - for an "Approved Enterprise": Fixed asset grants (20% to 32%) for enterprises in a "Development Area" and low company tax rates (0% to 25%) for 7 to 15 years.

         Dividend withholding tax applies at a rate of 4% or 15% depending on the package selected.

         CAPITAL GAINS TO A COMPANY

         Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between the real capital gain and the inflationary surplus. The inflationary surplus accumulated through 1993 was taxed at a rate of 10%. Inflationary surplus accumulated from and after 1993 is exempt from any capital gains tax. The real capital gain was taxed through 2002 at a rate of 36% for corporations.

         Effective as of 2003, the real capital gains tax rate imposed on the sale of capital assets acquired after that date were reduced to 25%. Capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held as well as accumulated depreciation.

         CAPITAL GAINS TO A SHAREHOLDER

         Effective as of 2003, so long as our ordinary shares are listed on a stock exchange the sale of these shares is subject to a blended tax in which the portion of the gain accrued through 2002 is exempt from Israeli capital gains tax, and the portion of the real gain accrued from January 1, 2003 until the date of sale is subject to a 15% tax. The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the later case, the capital loss that might be set off is the difference between the adjusted average value and the value of the shares at the date of sale. In addition, since Elbit Systems ordinary shares are traded on the TASE and Nasdaq, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax subject to the provisions of the Israeli tax legislation.

         However, dealers in securities in Israel and companies taxed under the Inflationary Adjustment Law are taxed at regular tax rates applicable to business income.

          INFLATIONARY ADJUSTMENTS. The Income Tax (Inflationary Adjustments) Law, 1985 attempts to overcome some of the problems of a tax system effected by an economy experiencing rapid inflation. This was the case in Israel at the time the law was enacted. Generally, this law provides significant tax deductions and adjustments to depreciation methods, finance income and expenses and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. Elbit Systems' taxable income is determined under this law. In 2002 inflation during the year exceeded 6%. In 2003 the inflation rate was a negative 1.9%. In 2004 the inflation rate was 1.2%.

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

         Under the terms of the tax treaty, Israel may tax, subject to any exemptions under Israeli law, any capital gain realized by a shareholder resident in the United States on a sale of Elbit Systems' shares if the shareholder owned, directly or indirectly, 10% or more of Elbit Systems' voting shares at any time during the 12-month period before the sale or the above shareholder is an individual and was present in Israel for more than 183 days during the relevant taxable year. However, according to an amendment in the Israeli Tax Ordinance, which became effective in 2003, since Elbit Systems ordinary shares are traded on the TASE and on Nasdaq, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation.

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

DOCUMENTS ON DISPLAY

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this Annual Report and its exhibits, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

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

ITEM 16.C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

         In the annual general shareholders meeting held in November 2004, our shareholders reappointed Kost Forer Gabbay & Kasierer (Kost), a member of Ernst & Young Global (E&Y), to serve as our independent auditors. We paid to Kost and other E&Y affiliates the following fees for professional services in each of the last two fiscal years:

                             Year Ended December 31
                                 2004      2003
                                 ----      ----
                           (U.S. dollars in thousands)

Audit Fees                       $730      $656

Audit-Related Fees                 --        --

Tax Fees                         $499      $398

All Other Fees                   $121       $54
                               ------    ------
Total                          $1,350    $1,108
                               ======    ======

         "Audit Fees" are the aggregate fees for the audit of our annual financial statements. This category also includes services generally provided by the independent auditor, such as statutory audits required by the Office of the Chief Scientist and other Israeli government entities, consents and assistance with and review of documents filed with the SEC. "Audit Related Fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. "Tax Fees" are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice. "Other Fees" relate to permissible services provided by the independent auditors that do not fall into the three above-mentioned categories.

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

ITEM 16.D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not yet applicable to Registrant.

ITEM 16.E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS

         Neither Elbit Systems nor any affiliated purchaser purchased any of Elbit Systems' equity securities during 2004, other than Elbit Systems purchase of shares of Tadiran Communications that were purchased prior to signing the agreements with Koor. See above - Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements Relating to the Tadiran Acquisition.

ITEM 17.   FINANCIAL STATEMENTS.

         Not applicable.

ITEM 18.   FINANCIAL STATEMENTS.

         See Financial Statements attached.

ITEM 19.   EXHIBITS.

         (a) Index to Financial Statements


                                                                            Page

         Report of Independent Registered Public Accounting Firm             F-2
         Consolidated Balance Sheets at December 31, 2003 and 2004           F-4
         Consolidated Statements of Income                                   F-6
         Consolidated Statements of Shareholders' Equity                     F-7
         Consolidated Statements of Cash Flows                               F-9
         Notes to Consolidated Financial Statements                         F-11
         Schedule II - Valuation and Qualifying Accounts                     S-1

         (b)      Exhibits

         1.1      Elbit Systems' Memorandum of Association *
         1.2      Elbit Systems' Restated Articles of Association****
         4.1 Spin-off Agreement among Elbit Ltd., Elbit Medical Imaging Ltd. and Elbit Systems **
         4.2 Technology Assignment and Cross License Agreement among Elbit Ltd., Elbit Medical Imaging Ltd. and Elbit Systems **
         4.3 Tadiran Share Transfer Deed between Elbit Systems and Koor *****
         4.4 Tadiran Shareholders Agreement between Elbit Systems and Koor *****
         4.5      FEL - Koor Share Transfer Deed *****
         4.6      FEL - Koor Shareholders Agreement *****
         8        Elbit Systems' Post Merger Stock Option Plan (Summary in
                  English) *
         8.1      Principal Operating Subsidiaries of Elbit Systems

         10.1     Consent of Kost Forer Gabbay & Kasierer
         10.2     Consent of Luboshitz Kasierer
         31.1 Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
         31.2 Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
         32.1 Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
         32.2 Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

**** Filed as an exhibit to Elbit Systems Report on Form 6-K for October 2004, which was filed by Elbit Systems with the Securities and Exchange Commission on October 20, 2005 and incorporated herein by reference

***** Filed as an exhibit to Elbit Systems Report on Form 6-K for February 2005, which was filed by Elbit Systems with the Securities and Exchange Commission on February 7, 2005 and incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 28,  2005

                                              ELBIT SYSTEMS LTD.


                                              By:  /s/ Joseph Ackerman
                                                  --------------------
                                                  Name:  Joseph Ackerman
                                                  Title: President and Chief
                                                         Executive Officer

                       ELBIT SYSTEMS LTD. AND SUBSIDIARIES

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                         (In thousands of U.S. dollars)


                                              COLUMN A      COLUMN B        COLUMN C       COLUMN D

                                                                         Deductions
                                                          Additions      (Write-Offs
                                            Balance at    (Charged to    and Actual
                                            Beginning     Costs and      Losses          Balance at
             DESCRIPTION                    of Period     Expenses)      Incurred)       End of Period
             -----------                    ---------     ----------     --------        -------------
YEAR ENDED DECEMBER 31, 2004:

Provisions for Losses on Long- Term
Contracts (*)                                13,016         5,516         8,181             10,351
Provisions for Claims and Potential
Contractual Penalties and Others              4,882         1,058         3,403              2,537
Allowance for Doubtful Accounts               3,861            33           830              3,064
Valuation Allowance on Deferred
Taxes                                         3,879             -           434              3,445


YEAR ENDED DECEMBER 31, 2003:

Provisions for Losses on Long- Term
Contracts (*)                                13,607         5,032         5,623             13,016
Provisions for Claims and Potential
Contractual Penalties and Others              5,988         1,492         2,598              4,882
Allowance for Doubtful Accounts               3,411           908           458              3,861
Valuation Allowance on Deferred Taxes         2,362         1,553             -              3,879


YEAR ENDED DECEMBER 31, 2002:

Provisions for Losses on Long- Term
Contracts (*)                                14,418         6,077         6,888             13,607
Provisions for Claims and Potential
Contractual Penalties and Others              3,507         5,612         3,131              5,988
Allowance for Doubtful Accounts               3,200           459           248              3,411
Valuation Allowance on Deferred
Taxes                                         2,202           124             -              2,326

* An amount of $11,016, $12,263 and $7,636 as of December 31, 2002, 2003 and
2004, respectively, is presented as a deduction from inventories, and an amount of $2,591, $753 and $2,715 as of December 31, 2002, 2003 and 2004, respectively, is presented as part of other accrued expenses.

                                  EXHIBIT INDEX

         1.1      Elbit Systems' Memorandum of Association *
         1.2      Elbit Systems' Restated Articles of Association****
         4.1 Spin-off Agreement among Elbit Ltd., Elbit Medical Imaging Ltd. and Elbit Systems **
         4.2 Technology Assignment and Cross License Agreement among Elbit Ltd., Elbit Medical Imaging Ltd. and Elbit Systems **
         4.3 Tadiran Share Transfer Deed between Elbit Systems and Koor *****
         4.4 Tadiran Shareholders Agreement between Elbit Systems and Koor *****
         4.5      FEL - Koor Share Transfer Deed *****
         4.6      FEL - Koor Shareholders Agreement *****
         8        Elbit Systems' Post Merger Stock Option Plan (Summary in
                  English) *
         8.1      Principal Operating Subsidiaries of Elbit Systems
         10.1     Consent of Kost Forer Gabbay & Kasierer
         10.2     Consent of Luboshitz Kasierer
         31.1 Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
         31.2 Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
         32.1 Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
         32.2 Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

**** Filed as an exhibit to Elbit Systems Report on Form 6-K for October 2004, which was filed by Elbit Systems with the Securities and Exchange Commission on October 20, 2005 and incorporated herein by reference

***** Filed as an exhibit to Elbit Systems Report on Form 6-K for February 2005, which was filed by Elbit Systems with the Securities and Exchange Commission on February 7, 2005 and incorporated herein by reference.

FINANCIAL STATEMENTS














--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------



                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004
                             -----------------------
                                (IN U.S. DOLLARS)

--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004
                                 IN U.S. DOLLARS


                                 C O N T E N T S
                                 ---------------




                                                                         PAGE
                                                                       ---------


       REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM            2 - 3

       CONSOLIDATED FINANCIAL STATEMENTS:

         Consolidated Balance Sheets                                      4 - 5

         Consolidated Statements of Income                                  6

         Statements of Changes in Shareholders' Equity                    7 - 8

         Consolidated Statements of Cash Flows                            9 - 10

         Notes to the Consolidated Financial Statements                  11 - 56









                                  # # # # # # #

[OBJECT OMITTED]ERNST & YOUNG


TO THE SHAREHOLDERS OF
ELBIT SYSTEMS LTD.

Haifa, Israel


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2004. Our audits also include the financial statement schedule listed in the Index at
Item 19a. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2(X) to the consolidated  financial statements,  on January
1,  2004  the  Company   adopted  SFAS  No.  123   "Accounting  for  Stock-Based
Compensation."



                                    /s/ Kost Forer Gabbay & Kasierer
                                        KOST FORER GABBAY & KASIERER
                                      A MEMBER OF ERNST & YOUNG GLOBAL


Haifa, Israel
March 14, 2005

[OBJECT OMITTED]ERNST & YOUNG



                         REPORT OF INDEPENDENT AUDITORS



To the Shareholders of Elbit Systems Ltd.


We have audited the accompanying consolidated statements of operations, changes in shareholders' equity and cash flows of Elbit Systems Ltd. And its subsidiaries for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated results of the Company and its subsidiaries' operations and their cash flows for the year ended December 31, 2002 in conformity with United States generally accepted accounting principles.





                                            /s/ Luboshitz Kasierer
                                                LUBOSHITZ KASIERER
                              AN AFFILIATE MEMBER OF ERNST & YOUNG INTERNATIONAL



Haifa, Israel
March 24, 2003

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)



                                                                                               DECEMBER 31,
                                                                                      --------------------------------
                                                                          NOTE            2004              2003
                                                                       -----------    --------------    --------------
CURRENT ASSETS:
Cash and cash equivalents                                                              $     34,109       $    76,156
Short-term bank deposits                                                                        738               690
Trade receivables, (net of allowance for doubtful
    accounts in the amount of $3,064 and $3,861 as of December
    31, 2004 and 2003, respectively)                                      (3)               214,816           203,281
Other receivables and prepaid expenses                                    (4)                52,335            48,363
Inventories, net of advances                                              (5)               249,041           249,225
                                                                                      --------------    --------------
Total current assets                                                                        551,039           577,715
                                                                                      --------------    --------------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership                     (6A)               33,124            26,478
Available for sale securities                                             (1G)               18,017                 -
Investments in other companies                                            (6B)               11,745            11,745
Long-term bank deposits and trade receivables                             (7)                 2,102             2,347
Severance pay fund                                                        (2P)               82,998            76,218
                                                                                      --------------    --------------
                                                                                            147,986           116,788
                                                                                      --------------    --------------

PROPERTY, PLANT AND EQUIPMENT,  NET                                       (8)               244,288           229,221
                                                                                      --------------    --------------



INTANGIBLE ASSETS:                                                        (9)
Goodwill                                                                                     32,847            32,576
Other intangible assets, net                                                                 63,140            67,436
                                                                                      --------------    --------------
                                                                                             95,987           100,012
                                                                                      --------------    --------------

                                                                                        $ 1,039,300        $1,023,736
                                                                                      ==============    ==============
















               The accompanying notes are an integral part of the
                       consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                                               DECEMBER 31,
                                                                                      --------------------------------
                                                                          NOTE            2004              2003
                                                                       -----------    --------------    --------------
CURRENT LIABILITIES:
Short-term bank credit and loans                                          (10)        $       8,592      $      8,509
Current maturities of long-term loans                                     (13)                1,656             6,532
Trade payables                                                                              118,391           106,252
Other payables and accrued expenses                                       (11)              169,702           157,820
Customers advances and amounts in excess of
    costs incurred on contracts in progress                               (12)               80,109            99,618
                                                                                      --------------    --------------
Total current liabilities                                                                   378,450           378,731
                                                                                      --------------    --------------

LONG-TERM LIABILITIES:
Long-term loans                                                           (13)               86,234            62,324
Advances from customers                                                   (12)               10,320             7,592
Deferred income taxes                                                     (15)               24,516            24,916
Accrued termination liability                                           (14,2P)             100,740            93,979
                                                                                      --------------    --------------
                                                                                            221,810           188,811
                                                                                      --------------    --------------

COMMITMENTS  AND CONTINGENT  LIABILITIES                                  (16)

MINORITY INTERESTS                                                                            4,340             4,115
                                                                                      --------------    --------------

SHAREHOLDERS' EQUITY:                                                     (17)
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
    Authorized -  80,000,000 shares as of
    December 31, 2004 and 2003;
    Issued - 40,969,947 and 39,746,125 shares as
    of December 31, 2004 and 2003, respectively;
    Outstanding - 40,561,126 and 39,337,304 shares
    as of December 31, 2004 and 2003,  respectively                                          11,548            11,273
Additional paid-in capital                                                                  274,432           259,033
Accumulated other comprehensive loss                                                         (3,346)           (3,992)
Retained earnings                                                                           156,387           190,086
Treasury shares - 408,821 shares as of
   December 31, 2004 and 2003                                                                (4,321)           (4,321)
                                                                                      --------------    --------------
                                                                                            434,700           452,079
                                                                                      --------------    --------------
                                                                                        $ 1,039,300        $1,023,736
                                                                                      ==============    ==============



                   The accompanying notes are an integral part
                    of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                          ------------------------------------------
                                                                NOTE         2004           2003           2002
                                                               -------    ------------   ------------   ------------

Revenues                                                        (18)      $   939,925    $   897,980    $   827,456
Cost of revenues                                                              689,626        672,711        605,313
                                                                          ------------   ------------   ------------
           Gross profit                                                       250,299        225,269        222,143
                                                                          ------------   ------------   ------------

Research and development costs, net                             (19)           66,846         54,919         57,010
Marketing and selling expenses                                                 69,912         69,943         65,691
General and administrative expenses                                            47,832         46,077         41,651
                                                                          ------------   ------------   ------------

                                                                              184,590        170,939        164,352
                                                                          ------------   ------------   ------------

      Operating income                                                         65,709         54,330         57,791

Financial expenses, net                                         (20)           (5,852)        (4,870)        (3,035)
Other income (expenses), net                                                      770             53           (462)
                                                                          ------------   ------------   ------------
      Income before taxes on income                                            60,627         49,513         54,294
Taxes on income                                                 (15)           15,219         11,334          9,348
                                                                          ------------   ------------   ------------
                                                                               45,408         38,179         44,946
Equity in net earnings of affiliated companies and
   partnership                                                                  7,765          7,209            675
Minority interests in losses (earnings) of
   subsidiaries                                                                  (180)           557           (508)
                                                                          ------------   ------------   ------------
      Net income                                                          $    52,993    $    45,945    $    45,113
                                                                          ============   ============   ============

Earnings per share                                              (17G)
   Basic net earnings per share                                           $      1.33    $      1.18    $      1.17
                                                                          ============   ============   ============

   Diluted net earnings per share                                         $      1.29    $      1.14    $      1.13
                                                                          ============   ============   ============
   Number of share used in computation of basic net
   earnings per share                                                          39,952         39,061         38,489
                                                                          ============   ============   ============

   Number of share used in computation of diluted net
   earnings per share                                                          41,041        40,230          39,863
                                                                          ============   ============   ============




                   The accompanying notes are an integral part
                    of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

                                                                                                ACCUMULATED
                                             NUMBER OF                       ADDITIONAL            OTHER
                                            OUTSTANDING         SHARE          PAID-IN         COMPREHENSIVE      RETAINED
                                               SHARES          CAPITAL         CAPITAL         INCOME (LOSS)      EARNINGS
                                            -------------    ------------    ------------    ----------------    ------------
BALANCE AS OF  JANUARY 1, 2002                38,330,272       $   11,054      $  244,625    $          -         $ 126,627
                                                                                                        -
Exercise of options                              473,235              100           4,040               -                 -
Tax benefit in respect of options
   exercised                                           -                -             648               -                 -
Stock based
  compensation                                         -                -            (926)              -                 -
Dividends paid                                         -                -               -               -           (12,717)
Other comprehensive income (loss):
  Minimum pension liability                            -                -               -          (2,882)                -
Net income                                             -                -               -               -            45,113
                                            -------------    ------------    ------------    ----------------    ------------
 Total comprehensive income

BALANCE AS OF DECEMBER 31, 2002               38,803,507     $    11,154       $  248,387    $     (2,882)        $ 159,023

  Exercise of options                           533,797              119           5,147                -                 -
  Tax benefit in respect of options
    exercised                                         -              758               -                -                 -
                                                      -
  Stock based compensation                            -                -           4,741                -                 -
 Dividends paid                                       -                -               -                -           (14,882)
 Other comprehensive income (loss):
   Unrealized loss on derivative
    instruments                                       -                -               -             (578)                -
   Foreign currency translation differences           -                -               -              340                 -
   Minimum pension liability                          -                -               -             (872)                -
 Net income                                           -                -               -                -            45,945
                                            -------------    ------------    ------------    ----------------    ------------
Total comprehensive income

BALANCE AS OF DECEMBER 31, 2003              39,337,304      $    11,273       $ 259,033     $     (3,992)        $ 190,086
                                            =============    ============    ============    ================     ===========
                                                                      TOTAL           TOTAL OTHER
                                                  TREASURY        SHAREHOLDERS'      COMPREHENSIVE
                                                   SHARES            EQUITY             INCOME
                                                -------------    --------------    ----------------
BALANCE AS OF  JANUARY 1, 2002                   $    (4,321)     $   377,985

Exercise of options                                        -            4,140
Tax benefit in respect of options
   exercised                                               -              648
Stock based
  compensation                                             -             (926)
Dividends paid                                             -          (12,717)
Other comprehensive income (loss):
  Minimum pension liability                                -           (2,882)        $  (2,882)
Net income                                                 -           45,113            45,113
                                                -------------    --------------    ----------------
 Total comprehensive income                                                            $ 42,231
                                                                                   ================
BALANCE AS OF DECEMBER 31, 2002                 $     (4,321)     $   411,361

  Exercise of options                                      -            5,266
  Tax benefit in respect of options
    exercised                                            758

  Stock based compensation                                 -            4,741
 Dividends paid                                            -          (14,882)
 Other comprehensive income (loss):
   Unrealized loss on derivative
    instruments                                            -             (578)      $      (578)
   Foreign currency translation differences                -              340               340
   Minimum pension liability                               -             (872)             (872)
 Net income                                                -           45,945            45,945
                                                -------------    --------------    ----------------
Total comprehensive income                                                          $    44,835
                                                                                   ================
BALANCE AS OF DECEMBER 31, 2003                  $    (4,321)     $   452,079
                                                =============    ==============

          The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

                                                                                                ACCUMULATED
                                             NUMBER OF                       ADDITIONAL            OTHER
                                            OUTSTANDING         SHARE          PAID-IN         COMPREHENSIVE      RETAINED
                                               SHARES          CAPITAL         CAPITAL             LOSS           EARNINGS
                                            -------------    ------------    ------------    ----------------    ------------
BALANCE AS OF JANUARY 1, 2004                 39,337,304       $   11,273      $  259,033    $     (3,992)        $ 190,086
Cumulative effect of first time adoption
 of the fair value based method for stock
 based compensation expense                            -                -            (152)              -                 -
Exercise of options                            1,223,822              275          10,985               -                 -
Tax benefit in respect of options
 exercised                                             -                -                               -                 -
                                                                              1,179
Stock based compensation                               -                -           3,387               -                 -
Dividends paid                                         -                -               -               -           (86,692)
Other comprehensive income (loss):
  Unrealized loss on derivative
     instruments                                       -                -               -            (299)                -
  Foreign currency translation differences             -                -               -             450                 -
  Unrealized gains on available for sale
          securities, net                                                                           1,396
  Minimum pension liability                            -                -               -            (901)                -
Net income                                             -                -               -               -            52,993
                                            -------------    ------------    ------------    ----------------    ------------
Total comprehensive income


BALANCE AS OF DECEMBER 31, 2004               40,561,126      $    11,548      $  274,432    $     (3,346)        $ 156,387
                                            =============    ============    ============    ================    ============

                                                                     TOTAL           TOTAL OTHER
                                                 TREASURY        SHAREHOLDERS'      COMPREHENSIVE
                                                  SHARES            EQUITY             INCOME
                                               -------------    --------------    ----------------
BALANCE AS OF JANUARY 1, 2004                   $ (4,321)        $   452,079
Cumulative effect of first time adoption
 of the fair value based method for stock
 based compensation expense                             -               (152)
Exercise of options                                     -             11,260
Tax benefit in respect of options
 exercised                                              -              1,179

Stock based compensation                                -              3,387
Dividends paid                                          -            (86,692)
Other comprehensive income (loss):
  Unrealized loss on derivative
     instruments                                        -               (299)             (299)
  Foreign currency translation differences              -                450               450
  Unrealized gains on available for sale
          securities, net                                              1,396             1,396
  Minimum pension liability                             -               (901)             (901)
Net income                                              -             52,993            52,993
                                               -------------    --------------    ----------------
Total comprehensive income                                                        $     53,639
                                                                                  ================
BALANCE AS OF DECEMBER 31, 2004                 $     (4,321)    $   434,700
                                               =============    ==============

ACCUMULATED OTHER COMPREHENSIVE LOSS (NET OF TAXES)
---------------------------------------------------
                                                                                                      DECEMBER 31,
                                                                                                      ------------
                                                                                                  2004             2003
                                                                                             ---------------    ------------
Accumulated gains on derivative instruments                                                  $     (877)        $    (578)
Accumulated foreign currency translation differences                                                790               340
Accumulated gains on available for sale securities                                                1,396                 -
Accumulated minimum pension liability                                                            (4,655)           (3,754)
                                                                                             ---------------    ------------
Accumulated other comprehensive loss                                                         $   (3,346)        $  (3,992)
                                                                                             ===============    ============

                   The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
 U. S. dollars (In thousands)

                                                                                                      YEAR ENDED DECEMBER 31,
                                                                                                -----------------------------------
                                                                                                   2004         2003        2002
                                                                                                ----------   ----------   ---------
    CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                                  $ 52,993     $  45,945    $ 45,113
    Adjustments required to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                                  42,261       37,890      32,937
    Stock based compensation                                                                        3,387        4,741        (926)
    Deferred income taxes, net                                                                        153           35      (5,620)
    Accrued severance pay, net                                                                     (2,304)      (1,240)      6,260
    Gain (loss) on sale of property, plant and equipment                                              143         (915)        743
    Tax benefit in respect of options exercised                                                     1,179          758         648
    Minority interests in earnings (losses) of subsidiaries                                           180         (557)        508
    Equity in net losses (earnings) of affiliated companies and partnership, net of
          dividend received (*)                                                                       385       (4,995)       (675)
    Changes in operating assets and liabilities:
    Decrease (increase) in short and long-term trade receivables, other
       receivables and prepaid expenses                                                           (16,871)      45,297      58,554
    Decrease (increase) in inventories                                                              2,932      (38,651)    (55,106)
    Increase (decrease) in trade payables, other payables and accrued expenses                     20,522       32,147     (19,321)
    Increase (decrease) in advances received from customers                                       (18,535)     (27,855)     42,999
    Settlement of royalties with the Office of the Chief Scientist                                 (3,714)      (1,581)      9,197
    Other adjustments                                                                              (1,228)         337         683
                                                                                                ----------   ----------   ---------
    Net cash provided by operating activities                                                      81,483       91,356     115,994
                                                                                                ----------   ----------   ---------

    CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property, plant and equipment                                                     (53,008)     (61,287)    (46,003)
    Investment grants received for property, plant and equipment                                        -            -         119
    Acquisition of subsidiaries and businesses  (Schedule A)                                       (2,315)      (2,458)     (5,280)
    Investments in affiliated companies and subsidiaries                                           (2,522)      (1,049)     (1,681)
    Proceeds from sale of property, plant and equipment                                             2,560        5,815         956
    Grant of long-term loan                                                                             -            -        (714)
    Collection of long-term loan                                                                        -        2,400           -
    Collection of short-term loan                                                                       -            -       1,371
    Investment in long-term bank deposits                                                          (1,203)      (1,750)     (1,228)
    Proceeds from sale of long-term bank deposits                                                   1,507        3,568       1,689
    Short-term bank deposits, net                                                                     (48)         960        (204)
    Investment in available for sale securities                                                   (15,869)           -           -
                                                                                                ----------   ----------   ---------
    Net cash used in investing activities                                                         (70,898)     (53,801)    (50,975)
                                                                                                ----------   ----------   ---------

    CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from exercise of options                                                              11,260        5,266       4,140
    Repayment of long-term bank loans                                                             (35,826)     (27,066)     (3,249)
    Receipt of long-term bank loans                                                                58,410       10,000       2,233
    Dividends paid                                                                                (86,692)     (14,882)    (12,717)
    Change in short-term bank credit and  loans, net                                                  216      (10,997)    (19,729)
    Net cash used in financing activities                                                         (52,632)     (37,679)    (29,322)
    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                          (42,047)        (124)     35,697
    CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                         76,156       76,280      40,583
    CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                            $  34,109    $  76,156    $ 76,280
                                                                                                ==========   ==========   =========
    (*) Dividend received                                                                       $   8,150    $   2,214    $      -
                                                                                                ==========   ==========   =========

                   The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
  U. S. dollars (In thousands)

                                                                                          YEAR ENDED DECEMBER 31,
                                                                               -----------------------------------------
                                                                                   2004           2003           2002
                                                                               ------------    ---------      ----------
SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for:
Income taxes                                                                   $    13,305     $ 14,666        $ 21,730
                                                                               ============    =========      =========
Interest                                                                       $     3,122     $  4,034        $  2,947
                                                                               ============    =========      =========

SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital (surplus) deficiency (excluding cash and cash equivalents)     $      (707)    $    657        $     -
Property, plant and equipment                                                          (10)        (249)          (275)
Goodwill and other intangible assets                                                (1,598)      (1,334)        (5,078)
Deferred income taxes                                                                    -       (1,765)             -
Long-term liabilities                                                                    -          198              -
Minority interest                                                                        -           35              -
                                                                                    (2,315)      (2,458)        (5,353)
Less short-term debt incurred on acquisition                                             -            -             73
                                                                               ------------    ---------      ---------

                                                                               $    (2,315)    $ (2,458)      $ (5,280)
                                                                               ============    =========      =========


(*)         Defense Systems  Division of Elron Telesoft in 2002 (see Note 1(C)).
            In 2003 a European subsidiary (see Note 1(D)) and AD&D (see Note 1(E)). In 2004 the assets of Computer Instruments Corporation Inc. (see Note 1(F))










                   The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 1 -  GENERAL

          A. Elbit Systems Ltd. (the "Company") is an Israeli corporation, 49% owned by the Federmann Group. On July 28, 2004, Elron Electronic Industries Ltd. completed the sale of all of its holdings in the Company, constituting approximately 19% of the Company's outstanding share capital, to Federmann Enterprises Ltd. The Company's shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq National Market in the United States. The Company and its subsidiaries (the "Group") are engaged mainly in the field of defense electronics. The Company's principal wholly-owned subsidiaries are EFW Inc. ("EFW") and Elop Electro-Optics Industries, Ltd. ("El-Op").

          B. A majority of the Group's revenues are derived from direct or indirect sales to governments or to government agencies. As a result, a substantial portion of the Group's sales is subject to the special risks associated with sales to governments or to government agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Group products and for its suppliers. As for major customers refer to Note 18(C).

          C. In January 2002, the Company acquired from Elron Telesoft Inc. and its subsidiaries ("Elron Telesoft") the assets and the business of the Defense Systems Division of Elron Telesoft ("the Government Division") in consideration for $5,700 in cash. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $5,100 was allocated to technology and other intangible assets to be amortized over a weighted average period of 3 years.

               The Government  Division is engaged mainly in the  development of
               communication   systems,   information   technology   and   image
               intelligence processing for defense and military applications.

               The results of the Government Division have been included in the consolidated financial statements from the first quarter of 2002.

               Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Government Division were not material in relation to total consolidated revenues and net income for the year 2002.

          D. In June 2003, the Company (through El-Op) acquired all of the outstanding ordinary shares of a European subsidiary, a company registered in Belgium, in consideration for $1,846 in cash. The acquisition was accounted for by the purchase method of accounting.

               This    subsidiary    develops,    manufactures    and   supports
               electro-optical products, mainly for the defense and space markets.

               The results of this subsidiary's operations have been included in
               the   consolidated   financial   statements   from  the  date  of
               acquisition.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 1 -  GENERAL (CONT.)

               Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of this subsidiary. were not material in relation to total consolidated revenues and net income for the years 2002 and 2003.

          E. In July 2003, the Company acquired approximately 54% of the outstanding shares of Aero Design Development Ltd. ("AD&D") an Israeli company in consideration for $1,406 in cash. The acquisition was accounted for by the purchase method of accounting.

               AD&D develops, manufactures and builds airborne models and other engineered products.

               The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,334 was allocated to technology ($1,000) to be amortized by the straight-line method over a period of 10 years and to technology goodwill ($334).

               The results of AD&D.'s operations have been included in the consolidated financial statements from the date of acquisition.

               Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of AD&D were not material in relation to total consolidated revenues and net income for the years 2002 and 2003.

          F. In August 2004, the Company (through a subsidiary of EFW) acquired a business from Computer Instruments Corporation Inc. ("CIC") of Westbury, New York in consideration for approximately $2,315 in cash. The acquired assets relate to the design and manufacture of aviation pressure transducers, air data probes and air data computers.

               The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition as estimated by the Company, with the support of an external appraisal: Current Assets $ 994 Property and equipment 10 Technology 1,327 Goodwill 271 Total assets acquired 2,602 Current liabilities assumed (287) Net assets acquired $ 2,315


                   Current Assets                       $     994
                   Property and equipment                      10
                   Technology                               1,327
                   Goodwill                                   271
                                                        ----------
                       Total assets acquired                2,602
                   Current liabilities assumed               (287)
                                                        ----------
                   Net assets acquired                  $   2,315
                                                        ==========

               The technology acquired will be amortized by the straight-line method over a period of 5-7 years. The results of CIC's operations have been included in the consolidated financial statements from the date of acquisition.

               Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of CIC were not material in relation to total consolidated revenues and net income for the years 2003 and 2004.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 1  - GENERAL (CONT.)

          G. On December 27, 2004, the Company reached an agreement with Koor Industries ("Koor") to purchase all of Koor's holdings in Tadiran Communications Ltd. ("Tadiran"), which represents approximately a 32% interest in Tadiran. This purchase will be made in parallel to Koor's purchase of approximately 9.8% of the Company's shares from Federmann Enterprises Ltd. ("Federmann") based on agreements reached between Federmann and Koor. The transaction will be executed in two stages as described below.

               In the first stage, the Company will purchase from Koor approximately 13.8% of Tadiran's shares, and Koor will purchase from Federmann approximately 5.3% of the Company's shares. As of March 1, 2005, the Company held approximately 6% of Tadiran's shares acquired through purchases on the market, and therefore, following completion of the first stage the Company will own approximately 20% of Tadiran's shares. On completion of the first stage, Koor will support the Company's appointment of the greater of 3 members or 20% of Tadiran's board of directors, and Federmann will support Koor's appointment of a member to the Company's board of directors.

               In the second stage, the Company will purchase the balance of Koor's holdings in Tadiran. Koor will purchase an additional approximately 4.5% of the Company's shares from Federmann, and Federmann will support Koor's appointment of an additional member to the Company's board of directors, including the board's Vice Chairman. The second stage is subject to Koor completing the sale to Tadiran of Koor's 70% holdings in Elisra Electronic Systems Ltd. ("Elisra") on agreed upon terms. Subject to those terms the Company agreed to support the purchase of the Elisra shares by Tadiran at Tadiran's general shareholders meeting. In the event that the sale of the Elisra shares to Tadiran is not made by April 2006, then Koor and the Company will have equal representation on Tadiran's board of directors, and an agreement regarding joint control of Tadiran will enter into effect between the Company and Koor.

               The Company will purchase from Koor the 32% of the Tadiran shares at a price of $37 per share, resulting in a total purchase price of approximately $146,000. Koor will purchase from Federmann the 9.8% of the shares in the Company at a price of $24.70 per share, resulting in a total purchase price of approximately $99,000.

               Under the Koor-Federmann shareholders agreement, which will became effective upon the completion of the first stage of the Koor-Federmann transaction, Koor will obtain certain tag along rights in the event of Federmann's sale of shares in the Company, and Koor will be subject to certain restrictions on the transfer of its shares in the Company. Also, Koor has agreed to vote at general shareholders meetings of the Company in accordance with Federmann's instructions, with certain exceptions, and Koor will receive certain additional non-transferable rights.

               On January 5, 2005, the Company's Audit Committee and board of directors approved the agreements with Koor relating to the Company's purchase of Koor's shares in Tadiran.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 1  - GENERAL (CONT.)

               On February 28, 2005, the Company's shareholders at an extraordinary general shareholders meeting approved the agreements with Koor relating to the Company's purchase of Koor's shares in Tadiran. As of March 1, 2005, the parties were in the process of obtaining the remaining approvals required for the transaction.

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 22.

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

               Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52 "Foreign Currency Translation". All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income in financial income or expenses.

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

          C.   PRINCIPLES OF CONSOLIDATION (CONT.)

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

          F.   MARKETABLE SECURITIES

               Investments in a marketable securities are designed as available for sale according to Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS No. 115"). Accordingly, these securities are stated at fair value, with unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss), a separate component of the shareholders equity.

          G.   INVENTORIES

               Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

               Cost is determined as follows:

               o Raw materials  using the average cost method.

               o Costs incurred on long-term contracts in progress include direct labor costs, material costs, subcontractors, other direct costs and overheads. These costs represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (refer to Note 2(T)).

               o Labor overhead is generally included in our hourly rate and is allocated to each project according to the amount of hours invested. Material overhead is allocated to each project based on the value of direct material that is charged to the project.

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

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          H.   INVESTMENT  IN  AFFILIATED   COMPANIES,   PARTNERSHIP  AND  OTHER
               COMPANIES

               Investments in non-marketable shares of companies in which the Group holds less than 20% and the Group does not have the ability to exercise significant influence over operating and financial policies of the companies are recorded at cost.

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

               The Group applies Emerging Issues Task Force ("EITF 99-10") "Percentage Used to Determine the Amount of Equity Method Losses", according to which the Group recognizes equity method losses based on the ownership level of the particular investee security or loan held by the Group to which the equity method losses are being applied.

               A change in the Company's proportionate share of a subsidiary's or investee's equity, resulting from issuance of shares by the subsidiary or investee to third parties, is recorded as a gain or loss in the consolidated income statements. If the realization is not assured, such as when the issuing company is a development stage company, the gain from issuance is accounted for as an equity transaction pursuant to SAB 51 "Accounting Sales of Stock by a Subsidiary".

               Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment.
               This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

          I.   LONG-TERM TRADE RECEIVABLES

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

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          J.   LONG-TERM BANK DEPOSITS

               Long-term bank deposits are deposits with maturities of more than
               one  year.   These  deposits  are  presented  at  cost  including
               accumulated interest.

          K.   PROPERTY, PLANT AND EQUIPMENT

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

               Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

                                                         %
                                                     ---------
                Buildings                               2-4      (mainly 4%)
                Instruments, machinery and equipment   10-33
                Office furniture and other              6-33
                Motor vehicles                         15-20     (mainly 15%)

               Land rights and leasehold improvements - over the term of the lease.

          L.   INVESTMENT GRANTS

               As a governmental incentive for industrial companies in Israel, the "Investment Center", which is a branch of the Israel Ministry of Industry and Trade, permits industrial companies to submit a request to qualify as an "Approved Enterprise". An Approved Enterprise is entitled to certain benefits in respect of capital investments. The benefits may be in the form of reduced tax rates and of capital grants received as a percentage of the investments of the Approved Enterprise. The amount of a capital grant is determined as a percentage of the Approved Enterprise investment in property, plant and equipment. As a condition to the granting of these benefits, the Approved Enterprise is obligated to perform the applicable industrial plan as detailed in the request to the Investment Center (see Note 15(A)(3) and 16(J)). These capital grants are non-royalty bearing and are not conditioned on the results of operations. As the capital grants are a direct participation in the cost of the acquisition, of property, plant and equipment they are offset against property, plant and equipment and amortized over the period of the related investments.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          M.   IMPAIRMENT OF LONG-LIVED ASSETS

               The Group's long-lived assets and identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2004, no impairment losses have been identified.

          N.   INTANGIBLE ASSETS

               Intangible   assets  are  stated  at  cost  net  of   accumulated
               amortization. Intangible assets are being amortized over their useful life using the straight-line method.

          O.   GOODWILL

               Goodwill represents the excess of the cost of acquired businesses over the net fair values of the assets acquired and liabilities assumed. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001 on a straight-line basis over 10 - 20 years. Under SFAS No. 142, effective as of January 1, 2002, goodwill is no longer amortized, but is instead tested for impairment at least annually (or more frequently if impairments indicators arise).

               SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

               In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

               Fair value of a reporting unit is determined using discounted cash flows. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units.

               As  of  December  31,  2004,  no  impairment   losses  have  been
               identified.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          P.   SEVERANCE PAY

               Under Israeli law and employment agreements, the Group's companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The calculation is based on the employee's latest salary and the period of his/her employment. The companies' obligation for severance pay and pension is provided by monthly deposits with insurance companies, pension funds and by an accrual.

               The value of severance pay funds is presented in the balance sheet and includes profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The values of the deposited funds are based on the cash surrendered value of these funds and include immaterial profits.

               Severance pay expenses for the years ended December 31, 2004, 2003 and 2002, amounted to approximately $15,574, $11,491and $10,138, respectively.

          Q.   REVENUE RECOGNITION

               The Group generates revenues from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products.

               Revenues from long-term contracts are recognized based on Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1") according to which revenues are recognized on the percentage of completion basis.

               Sales under long-term  fixed-price  contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

               Sales  and  anticipated   profit  under   long-term   fixed-price
               production type contracts are recorded on a percentage of completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues.

               Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded on a percentage of completion basis, using the cost-to-cost method and units-of-delivery method as applicable. In certain circumstances, when measuring progress toward completion under the development portion of the contract, the Company considers other factors, such as achievement of performance milestones.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Q.   REVENUE RECOGNITION (CONT.)

               Estimated contract profit is included in earnings in proportion to recorded sales.

               The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

               Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

               Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when there is sufficient information to assess anticipated contract performance.

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

               In cases where the contract involves the delivery of products and performance of services, the Group follows the guidelines specified in EITF 00-21, "Revenue Arrangements with Multiple Deliverables" in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services accounted for under SAB 104. The services are recognized throughout the service period.

               In certain circumstances, sales under short-term fixed-price production type contracts are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), and recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

               As for research and development costs accounted for as contract costs refer to Note 2(T) .

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          R.   PRE-CONTRACT COSTS

               Pre-contract costs are deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific contract is probable according to the guidelines of SOP 81-1.

          S.   WARRANTY

               The Group  estimates  the costs  that may be  incurred  under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized as part of contract costs. The specific terms and conditions of those warranties vary depending upon the product sold, the country in which the Group does business, etc. In addition, the Company estimates the costs to be incurred in connection with basic design and system operating difficulties arising subsequent to delivery and acceptance by the customers and records a liability for such costs as part of contract costs. Factors that affect the Group's warranty liability include the number of delivered products, the warranty period, engineering estimates and anticipated rates of warranty claims. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

               Changes in the Group's provision for warranty during the year are as follows:

                                                         2004           2003
                                                         ----           ----
               Balance, at January 1                 $    36,653     $   37,800
               Warranties issued during the year          17,907         13,301
               Warranties forfeited or exercised
                 during the year                         (20,527)       (14,448)
                                                     ------------    -----------
               Balance, at December 31               $    34,033     $   36,653
                                                     ============    ===========

          T.   RESEARCH AND DEVELOPMENT COSTS

               Research and development costs, net of participations, are charged to operations as incurred. Group sponsored research and development costs primarily include independent research and development and bid and proposal efforts.

               Under certain arrangements in which a customer participates in product development costs, the Group's portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as part of the contract costs.

               Certain Group companies in Israel receive grants (mainly royalty-bearing) from the Government of Israel and from other sources for the purpose of funding approved research and development projects. These grants are recognized as a deduction from research and development costs at the time the applicable company is entitled to such grants on the basis of the research and development costs incurred.

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

          V.   CONCENTRATION OF CREDIT RISKS

               Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits and trade receivables.

               The majority of the Group's cash and cash equivalents and deposits are invested in dollar instruments with major banks in Israel and in the U.S. Management believes that the financial institutions that hold the Group investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

               The Group's trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States and Europe. The Group performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses except for a one time loss in 2002 of approximately $4,600 due to the insolvency of one of the Group's customers. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

          W.   DERIVATIVE FINANCIAL INSTRUMENTS

               Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          W.   DERIVATIVE FINANCIAL INSTRUMENTS (CONT.)

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

               The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized as a financial expense in current earnings during the period of change.

               For derivative instruments not designated as hedging instruments, the gain or loss is recognized as a financial expense in current earnings during the period of change.

               As part of its hedging strategy, the Group enters into forward exchange contracts in order to protect the Group from the risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

               As part of its cash flow hedging strategy the Group enters into forward exchange contracts to hedge forecasted salary expenses denominated in a currency other than the U.S. dollar.

               As of December 31, 2004, the Group had forward contracts with a notional amount of approximately $30,900 to purchase and sell foreign currencies ($20,800 in Euro, $5,400 in Great Britain Pounds ("GBP") and $4,800 in other currencies). The Group also had options to hedge future cash flow denominated in GBP in the amount of $154,000. The forward contracts and the options mature in 2005.

               The fair value of the foreign exchange contracts and the options as of December 31, 2004 is minimal.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          X.   STOCK-BASED COMPENSATION

               Up until January 1, 2004, the Company elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB 25, the Company accounted for stock option grants using the intrinsic value method whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable at a subsequent measurement date. The Company recognized the expense over the vesting period of the award on a straight-line basis. Phantom options were accounted for as variable awards and accordingly, compensation expenses were measured at the end of each reporting period and amortized on an accelerated basis over the remaining vesting period. (See Note
               17).

               Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, the recognition provisions are applied to all employee awards granted, modified, or settled after January 1, 2004, and to previously granted awards that were not fully vested on the date of adoption. Compensation cost is recorded over the vesting period on a straight-line basis.

               The cumulative effect on the deferred taxes relating to stock based compensation resulting from the adoption of SFAS No. 123 amounted to a reduction of $152 and was recorded as a one time adjustment to additional paid-in capital.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          X.   STOCK-BASED COMPENSATION (CONT.)

               If the Company had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro forma net income and pro forma basic diluted net income per share for the years ended December 31, 2002 and 2003 would be as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                                   2004            2003            2002
                                                               -------------    ------------    ------------
               Net income  as reported                         $   52,993       $   45,945       $  45,113
               Add - Stock based compensation
                 expense (income), net of
                 related tax effects as reported
                 (intrinsic method in 2003 and 2002)                2,710            3,793            (741)
               Deduct - Stock  based  compensation  expense
                 under fair value based method of SFAS 123
                 net of related of tax effects                     (2,710)          (2,956)         (2,956)
                                                               -------------    ------------    ------------
               Pro forma net income                             $  52,993       $   46,782       $  41,416
                                                               =============    ============    ============

               Net earnings per share:
               Basic net earnings per share as
                 reported                                      $     1.33       $     1.18       $    1.17
                                                               =============    ============    ============
               Diluted net earnings per share as
                 reported                                      $     1.29       $     1.14       $    1.13
                                                               =============    ============    ============

               Pro forma basic net earnings per share          $     1.33       $     1.20       $    1.08
                                                               =============    ============    ============

               Pro forma diluted net earnings per share        $     1.29       $     1.16       $    1.04
                                                               =============    ============    ============

               The  fair  value  for  these  options  was   estimated   using  a
               Black-Scholes option pricing model with the following weighted average assumptions:

                                                    2004               2003               2002
                                                -------------     --------------      ------------
               Divided yield                         2.20%             2.19%             1.99%
               Expected volatility                  26.7%             19.03%              21.9%
               Risk-free interest rate               4%                1.20%             1.34%
               Expected life                         4 years           6 years           6 years


                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Y.   FAIR VALUE OF FINANCIAL INSTRUMENTS

               The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

               The  carrying   amount  of  the  available  for  sale  marketable
               securities is recorded according to its fair market value, as determined by quoted market prices on stock exchange.

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

               It was not practicable to estimate the fair value of the Group's investments in shares of non-public companies that are accounted for under the cost and equity method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies as of December 31, 2003 and 2004 were $38,223 and $44,869, respectively, and represent the original cost of acquisition, and in the case of affiliates also the Company's equity in the earnings/losses of the affiliates and its share in the changes of the affiliates' equity since the dates of acquisition.

          Z.   BASIC AND DILUTED NET EARNINGS PER SHARE

               Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted net earnings per ordinary share when such securities are anti-dilutive. In all the years presented no stock options were excluded.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          AA.  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

               (1). In February 2004, the FASB issued EITF Issue No. 03-1,  "The
                    Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). This EITF was issued to determine the meaning of other-than-temporary impairment and its application to investments in debt and equity securities within the scope of SFAS 115. EITF 03-1 also applies to investments in equity securities that are both outside SFAS 115's scope and are not accounted for by the equity method, which are defined as "cost method investments". The impairment measurement and recognition guidance prescribed in EITF 03-1 is delayed until the final issuance of FSP EITF 03-01-a. The disclosure requirements for investments accounted for under SFAS 115 are effective for annual reporting periods ending after June 15, 2003 and for costs method investments for annual reporting periods ending after June 15, 2004. The Company does not expect that the adoption of the provisions of EITF 03-1 will have a material effect on its financial position or results of operations.

               (2). In November  2004,  the FASB issued  Statement  of Financial
                    Accounting Standard No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

               (3). On December 16, 2004,  the  Financial  Accounting  Standards
                    Board (FASB) issued FASB Statement No. 123 (revised 2004) ("123(R)"), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt Statement 123(R) on July 1, 2005. Since, as noted in Note 2(AA) below, the Company adopted, effective January 1, 2004, the fair-value-based method of accounting for share-based payments, the adoption of Statement 123(R) is not expected to have a material impact on the Company's results of operation or its financial position.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          AA.  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

               Statement   123(R)   permits   public   companies  to  adopt  its
               requirements using one of two methods:

               o A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123(R) for all awards granted to employees prior to the effective date of Statement 123(R) that remains unvested on the effective date.
               o A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

               The Company plans to adopt Statement No. 123(R) using the modified prospective method.

               The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2004 using the "modified prospective method" described in FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on July 1, 2005. The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or its financial position. However, Statement 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions was $1,179, $758, and $648 in 2004, 2003 and 2002, respectively.

          AB.  RECLASSIFICATIONS

               Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 3  - TRADE RECEIVABLES, NET

          Trade receivables

                                                                        DECEMBER 31,
                                                              -------------------------------
                                                                   2004             2003
                                                              ---------------- --------------
           Open accounts (*)                                    $    181,995   $    170,287
           Unbilled receivables                                       35,885         36,855
           Less - allowance for doubtful accounts                     (3,064)        (3,861)
                                                              ---------------- --------------
                                                                $    214,816   $    203,281
                                                              ================ ==============
           (*)     Includes affiliated companies                $     10,823   $      6,668
                                                              ================ ==============

NOTE 4  - OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                   2004             2003
                                                              ---------------- ----------------
           Deferred income taxes                               $      20,603   $       21,908
           Prepaid expenses                                           17,914           14,310
           Government institutions                                     5,719            5,826
           Employees                                                   1,204              513
           Others                                                      6,895            5,806
                                                              ---------------- ----------------
                                                               $      52,335   $       48,363
                                                              ================ ================

NOTE 5  - INVENTORIES, NET OF ADVANCES

                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                   2004             2003
                                                              ---------------- ----------------
           Cost incurred on long-term contracts in progress     $    254,009   $      254,910
           Raw materials                                              71,813           78,504
           Advances to suppliers and subcontractors                   21,164           20,137
                                                              ---------------- ----------------
                                                                     346,986          353,551
           Less -
           Cost incurred on contracts in progress deducted
              from customer advances                                  14,533           14,581
                                                              ---------------- ----------------
                                                                     332,453          338,970
           Less -
            Advances received from customers (*)                      75,776           77,482
            Provision for losses                                       7,636           12,263
                                                              ---------------- ----------------
                                                                $    249,041   $      249,225
                                                              ================ ================

          The Company has transferred legal title of inventories to certain customers as collateral for advances received.

          (*) Advances are allocated to the relevant inventories on a per-project basis. In cases (projects) where the advances are in excess of the inventories, the net amount is presented as a liability. In cases where the inventories are in excess of advances received, the net amount is presented as an asset.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 6  - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

          A.   INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

                                                          DECEMBER 31,
                                                --------------------------------
                                                     2004             2003
                                                ---------------- ---------------
               SCD (1)                           $      19,186   $       17,347
               VSI (2)                                   6,966            6,149
               RedC (5)                                  3,100                -
               Opgal (3)                                 2,873            2,390
               Others (4)                                  999              592
                                                ---------------- ---------------
                                                 $      33,124   $       26,478
                                                ================ ===============

               (1) Semi Conductor Devices ("SCD") is an Israeli partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. ("Rafael"). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company's financial statements.

               (2) Vision Systems International LLC ("VSI") based in San Jose, is a California limited liability company that is held 50% by EFW and 50% by a subsidiary of Rockwell Collins Inc. VSI operates in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft. VSI is jointly controlled and therefore is not consolidated in the Company's financial statements.

               (3) Opgal Optronics Industries Ltd. ("Opgal") is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company's financial statements.

               (4) Mediguide Inc. ("Mediguide") and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company. The share capital of Mediguide consists of Common shares and Preferred A, B, C and D shares. The Common shares and the Preferred shares, both have voting rights. The Company holds all of the Common shares of Mediguide which constitute approximately 55% (43% on a fully diluted basis) of the voting rights of Mediguide. During 2001 - 2004, Mediguide issued Preferred shares to other investors in consideration for approximately $34,355. The Preferred shares issued entitle the other investors to preference rights senior to all other classes of shares previously issued by Mediguide in a liquidation or a deemed liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition, the Preferred shares entitle their holders to certain participating rights. Accordingly, based on the guidance in EITF 96-16, the Company does not consolidate Mediguide. The carrying value of the investment in Mediguide is zero.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)

          A. INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (CONT.)

               (5) RedC Optical Networks Inc. ("RedC"), a company registered in Delaware, is engaged in the multi-focal optic communications sector and as of December 31, 2003 was held 36.5% by El-Op. RedC designs develops and manufactures optical amplifiers for dense wave-length multiplexing optical networks for telecommunications. In the year ended December 31, 2002, the Company recorded a provision for loss on its investment in RedC of $2,500. This provision has been presented in the Consolidated Statements of Income under "Equity in net earnings of affiliated companies and partnership".

                    In November 2004, El-Op acquired all of the outstanding voting Preferred A shares of RedC from MRV Communications Inc. for a consideration of $2,000, in accordance with El-Op's right of first refusal based on the Preferred A shares investment agreement. Prior to the acquisition, El-Op held 57% of the Ordinary shares of RedC which reflected 36.5% of its voting rights. Following the acquisition, El-Op held 57% of the Ordinary shares and 100% of the Preferred A shares, which reflected 72.5% of RedC's voting rights.

                    In December 2004, El-Op signed a Transfer Agreement for selling all of it's holdings in RedC, including the Ordinary shares and Preferred A shares, in consideration for $3,100, which was paid in cash on the closing date in January 2005. The closing was subject to certain conditions, which were all met by January 21, 2005.

                    El-Op allocated the purchase price to the fair value of the assets acquired and liabilities assumed.

                    Such allocation resulted in negative goodwill amounting to approximately to $1,100. Since RedC had no assets which could be reduced by the negative goodwill, according to the provisions of FAS 141, this goodwill was recorded as other income in the financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)

          A. INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (CONT.)

               (6) The summarized aggregate financial information of companies accounted for under the equity method is as follows:

                    Balance Sheet Information:

                                                                      DECEMBER 31,
                                                          -------------------------------------
                                                                 2004               2003
                                                          -------------------------------------
                     Current assets                       $        124,352     $   105,457
                     Non-current assets                             21,646          15,799
                                                          -------------------------------------
                     Total assets                                   145,998        121,256
                                                          =====================================

                     Current liabilities                             68,655         59,076
                     Non-current liabilities                          3,868          4,584
                     Shareholders' equity                            73,475         57,596
                                                          -------------------------------------
                                                          $         145,998    $   121,256
                                                          =====================================

                    Income Statement Information:

                                                                         YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------------
                                                               2004                 2003               2002
                                                        -------------------  -------------------- ----------------

                     Revenues                           $     213,680        $        183,426     $ 138,493
                     Gross profit                              55,285                  45,616        36,278
                     Net income                                15,195                  13,976         6,904



               (7)  See Note 16(F) for guarantees.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)

          B.   INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE COST METHOD

                                                         DECEMBER 31,
                                               ---------------------------------
                                                    2004             2003
                                               ---------------- ----------------
               Sultam (1)                      $        3,500   $        3,500
               ISI (2)                                  7,230            7,230
               AAI (3)                                  1,000            1,000
               Others                                      15               15
                                               ---------------- ----------------
                                               $       11,745   $       11,745
                                               ================ ================

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

               (3) AeroAstro Inc. ("AAI") - In January 2003, the Company purchased 8.33% (on a fully diluted basis) of the common stock of AAI, a Delaware corporation in consideration for $1,000. AAI is engaged in innovative micro and nanospacecraft applications. AAI manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in and outside the U.S.

NOTE 7 -  LONG-TERM BANK DEPOSITS AND TRADE RECEIVABLES

                                                                                     DECEMBER 31,
                                                                           ---------------------------------
                                                                                2004             2003
                                                                           ---------------- ----------------

          Deposits with banks for loans granted to employees (*)           $        1,603   $        1,901
          Long-term trade receivables                                                 452              393
          Other deposits with banks                                                    47               53
                                                                           ---------------- ----------------
                                                                           $        2,102   $        2,347
                                                                           ================ ================

          (*) The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $534 (2003 - $633).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 8 -  PROPERTY, PLANT AND EQUIPMENT, NET


                                                                                    DECEMBER 31,
                                                                           --------------------------------
                                                                               2004             2003
                                                                           --------------- ----------------
          Cost (1):
          Land, buildings and leasehold improvements (2)                   $    151,285    $     140,812
          Instruments, machinery and equipment (3)                              222,153          196,229
          Office furniture and other                                             26,828           25,254
          Motor vehicles                                                         37,308           29,776
                                                                           --------------- ----------------
                                                                                437,574          392,071
          Accumulated depreciation                                             (193,286)        (162,850)
                                                                           --------------- ----------------
          Depreciated cost                                                 $    244,288    $     229,221
                                                                           =============== ================

          Depreciation expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $35,001, $30,775 and $26,525, respectively.

          (1) Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of approximately $29,800 as of both December 31, 2004 and 2003.

          (2) Includes, rights in approximately 9,225 square meters of land in Tirat Hacarmel, Israel. The land is leased from the Israel Land Administration until the years 2014 to 2024 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

               Includes, rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel Land Administration until the year of 2043 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

          (3) Includes equipment produced by the Group for its own use in the aggregate amount of $69,146 and $59,318 as of December 31, 2004 and 2003, respectively.

          (4)  As for pledges of assets - see Note 16(I).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 9 -  INTANGIBLE ASSETS, NET

          A.

                                                WEIGHTED AVERAGE
                                                NUMBER OF YEARS
                                                OF AMORTIZATION                  DECEMBER 31,
                                             -------------------------------------------------------------
                                                                            2004              2003
                                                                      ------------------------------------
          Original cost:
            Technology (1)                            15               $   85,413       $    82,449
            Trade marks (2)                           17                    8,000             8,000
            Goodwill (3)                                                   37,884            37,613
                                                                      ------------------------------------
                                                                          131,297           128,062
                                                                      ------------------------------------
          Accumulated amortization:
            Technology                                                     28,365            21,555
            Trade marks                                                     1,908             1,458
            Goodwill                                                        5,037             5,037
                                                                           35,310            28,050

          Amortized cost                                                $  95,987         $ 100,012
                                                                      ====================================

               (1) The technology acquired consists of four major items as follows:

                    In 2000, the Company completed a merger with El-Op. A portion of the purchase price was allocated to technology ($45,000), based on an independent appraisal. The technology acquired in the merger with El-Op comprises various technologies relating to:

                    a. Diode pumped and other advanced solid-state lasers incorporating add-on eye-safety options.
                    b. Detectors for thermal imaging devices, including 2-D arrays for second and third generation forward looking infrared sensors.
                    c.   Line  of  sight  command,   control  and  stabilization
                         systems employing computerized digital controllers.
                    d.   Sophisticated  image and signal  processing,  utilizing
                         the modern equipment and software.
                    e. High precision mechanical and optical component design and manufacturing for the visible, ultraviolet and infrared spectra, including special and exotic materials, diffractive and planar optics, space borne lightweight optics and multi-layer coatings.
                    f. Aviation instruments such as precision altimeters and air speedometer.

                    In 2000, EFW acquired from Honeywell Inc., Honeywell's business relating to head-up displays and tracking systems for pilot helmets. An amount of $9,300 was allocated to the acquired technology based on its estimated fair value as prepared by the Company.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 9  - INTANGIBLE ASSETS, NET (CONT.)

                    In 2001 and 2002, the Company acquired a Brazilian company which serves as a center for the production and logistic support of defense electronics programs in Brazil. An amount of $5,500 was allocated to technology related to the maintenance and support of avionic equipment.

                    In 2002, the Company acquired the business of the Defense Systems Division of Elron Telesoft as detailed in Note 1(C) above in consideration for $5,700. An amount of $5,100 was allocated to the technology related to the government information technology control systems software developed by Elron Telesoft.

               (2) Includes trade marks acquired in the merger with El-Op in 2000.

               (3) Includes mainly goodwill resulting from the merger with El-Op ($34,200) in 2000 and goodwill acquired from Honeywell Inc. ($1,800) in 2000. Until January 1, 2002, goodwill was amortized at an annual rate of 5% - 10%. The change in goodwill results from an acquisition of the business of CIC (See Note 1(F) above).

          B. Amortization expenses amounted to $7,260, $7,222 and $6,412 for the years ended December 31, 2004, 2003 and 2002, respectively.

          C. The annual amortization expense relating to intangible assets existing as of December 31, 2004 is estimated to be approximately as follows:

                         2005                               $      6,900
                         2006                                      5,600
                         2007                                      5,400
                         2008                                      5,200
                         2009                                      4,900
                         Thereafter                               35,140
                                                            ---------------
                         Total                              $     63,140
                                                            ===============

NOTE 10 - SHORT-TERM BANK CREDIT AND LOANS

                                                                          DECEMBER 31,
                                                 ----------------------------------------------------------------
                                                     2004            2003            2004             2003
                                                                                ---------------- ----------------
          Short-term bank loans:                         Interest Rate
                                                 -------------------------------
            In U.S. dollars                           4.2-4.6%      3.3-4.75%   $     3,967      $       533
            In Euro                                       -         3.5%                  -            1,927
                                                                                ---------------- ----------------
                                                                                      3,967            2,460
                                                                                ---------------- ----------------
          Short-term bank credit:
            In NIS unlinked                          5.7-8.1%      7.2%               2,120            4,684
            In U.S. dollars                          4.4%          2.6%               2,505            1,365
                                                                                ---------------- ----------------
                                                                                      4,625            6,049
                                                                                ---------------- ----------------
                                                                                $     8,592      $     8,509
                                                                                ================ ================
          Weighted Average Interest Rate             4.7%          5.4%


                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 11 - OTHER PAYABLES AND ACCRUED EXPENSES

                                                                                           DECEMBER 31,
                                                                                 ---------------------------------
                                                                                      2004             2003
                                                                                 ---------------- ----------------
          Payroll and related expenses                                              $   42,491       $   33,382
          Provision for vacation pay                                                    26,936           25,280
          Provision for income taxes, net of advances paid, and VAT                     13,774            9,094
          Provisions for royalties                                                      17,845           16,149
          Provision for warranty                                                        34,033           36,653
          Cost provision for unbilled services rendered to the Company
          and others(*)                                                                 34,623           37,262
                                                                                 ---------------- ----------------
                                                                                     $ 169,702        $ 157,820
                                                                                 ================ ================

            (*) The other cost provision, primarily includes provisions for estimated future costs in respect of contractual penalties and the probable loss resulting from claims (legal or unasserted) in the ordinary course of business.

NOTE 12 - CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

                                                                                           DECEMBER 31,
                                                                                 ---------------------------------
                                                                                      2004             2003
                                                                                 ---------------- ----------------
          Advances received                                                       $    180,738    $     199,273
          Less -
            Advances presented under long-term liabilities                              10,320            7,592
            Advances deducted from inventories                                          75,776           77,482
                                                                                 ---------------- ----------------
                                                                                        94,642          114,199
          Less -
            Costs incurred on contracts in progress                                     14,533           14,581
                                                                                 ---------------- ----------------
                                                                                 $      80,109    $      99,618
                                                                                 ================ ================

          As for guarantees and liens see Note 16(F).

NOTE 13 - LONG-TERM LOANS

                                                            INTEREST          YEARS OF            DECEMBER 31,
                                         CURRENCY               %             MATURITY         2004         2003
                                    ----------------   -----------------    -------------  ----------   -----------
          Banks                      U.S. dollars            Libor +           mainly
                                                           0.75%-1.25%           2-3       $ 83,469     $   57,574
          Banks                      NIS-unlinked         Israeli Prime            -              -          3,599
          Office of Chief            NIS-linked to
             Scientist               the Israeli-CPI            4.4%               3          4,131          7,683
          Other                                                                                 290              -
                                                                                           --------     ----------
                                                                                             87,890         68,856
          Less-current maturities                                                             1,656          6,532
                                                                                           --------     ----------
                                                                                           $ 86,234     $   62,324
                                                                                           ========     ==========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 13 - LONG-TERM LOANS (CONT.)

          The Libor rate as of December 31, 2004 was 2.56%. The maturities of these loans after December 31, 2004 are as follows:


              2005 - current maturities                      $       1,656
              2006                                                  40,527
              2007                                                  42,550
              2008                                                     165
              2009                                                     170
              2010 and thereafter                                    2,822
                                                             -------------
                                                             $      87,890
                                                             =============

               See Note 16(G) for covenants.

NOTE 14 - BENEFIT PLANS

          EFW, the Company's subsidiary in the U.S., has adopted for its employees in the U.S. benefits plans as follows:

          DEFINED BENEFIT RETIREMENT PLAN

          EFW has two defined benefit pension plans (the "Plans") substantially covering its employees in the U.S. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash by a financial institution, as the investment manager of the Plans' assets.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 14 - BENEFIT PLANS (CONT.)

          The following table reconciles the benefit obligations, Plans assets, funded status and net asset (liability) information of the Plans:

                                                                                           DECEMBER 31,
                                                                                 ---------------------------------
                                                                                      2004             2003
                                                                                 ---------------- ----------------
          Benefit obligation at beginning of year                                $        34,965  $        28,439
          Service cost                                                                     3,000            2,480
          Interest cost                                                                    2,191            1,921
          Actuarial losses                                                                 2,307            2,825
          Unrecognized transition obligation                                               1,056                -
          Benefits repaid                                                                   (822)            (700)
                                                                                 ---------------- ----------------
          Benefit obligation at end of year                                               42,697           34,965
                                                                                 ---------------- ----------------

          Plans assets at beginning of year                                               21,196           15,558
          Actual return on Plan assets                                                     1,756            2,689
          Contributions by employer                                                        2,971            3,649
          Benefits repaid                                                                   (822)            (700)
                                                                                 ---------------- ----------------
          Plans assets at end of year                                                     25,101           21,196
                                                                                 ---------------- ----------------
          Funded status of Plans (underfunded)                                           (17,595)         (13,769)
          Unrecognized prior service cost                                                   (180)            (195)
          Unrecognized transition obligation                                               1,056                -
          Unrecognized net actuarial loss                                                 11,447            9,395
                                                                                 ---------------- ----------------
          Net amount recognized                                                  $                $
                                                                                          (5,272)          (4,569)
                                                                                 ================ ================
          Net asset (liability) consists of:
          Accrued benefit liability                                              $                $
                                                                                         (13,899)         (11,011)
          Intangible asset                                                                   895               51
          Accumulated other comprehensive income                                           7,732            6,391
                                                                                 ---------------- ----------------
          Net amount recognized                                                  $                $
                                                                                          (5,272)          (4,569)
                                                                                 ================ ================
          Weighted average assumptions:
             Discount rate as of December 31,                                               6.00%            6.25%
             Expected long-term rate of return on Plan's assets                             8.50%            9.00%
             Rate of compensation increase                                                  3.00%            3.00%


                                                                               YEAR ENDED DECEMBER 31,
                                                                  --------------------------------------------------
                                                                      2004              2003              2002
                                                                  --------------    --------------    --------------
          Components of net periodic pension cost:
             Service cost                                          $    3,000         $   2,480           $ 2,067
             Interest cost                                              2,191             1,921             1,678
             Expected return on  Plans' assets                         (1,951)           (1,573)           (1,597)
             Amortization of prior service cost                           (15)              (15)               28
             Recognized net actuarial loss                                451               339                 -
                                                                  --------------    --------------    --------------
             Net periodic pension cost                             $    3,676         $   3,152           $ 2,176
                                                                  ==============    ==============    ==============

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 14 - BENEFIT PLANS (CONT.)

          DEFINED CONTRIBUTION PLAN

          The 401(k) savings plan ("401(k) plan") is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S. Internal Revenue Code. EFW's employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. EFW may make discretionary matching contributions as determined by the subsidiary. Total expense under the 401(k) plan amounted to $1,744 for the year ended December 31, 2004 (2003 - $1,629, 2002 - $1,369).

NOTE 15 - TAXES ON INCOME

          A.   APPLICABLE TAX LAWS

               (1) MEASUREMENT OF TAXABLE INCOME UNDER ISRAEL'S INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985:

                    Results for tax purposes for the Company and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained above in Note 2(B), the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

                    In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

               (2) TAX BENEFITS UNDER ISRAEL'S LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969:

                    The Company and certain subsidiaries in Israel (mainly El-Op and Cyclone Aviation Products Ltd.) are "Industrial Companies", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 15 - TAXES ON INCOME (CONT.)

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

                    Accordingly, certain income of the companies, derived from the "Approved Enterprise" expansion programs is tax exempt for two-year to ten-year period and subject to reduced tax rates of 25% for a five-year to eight-year period commencing in the year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2004, the tax benefits for these exiting expansion programs will expire within the period of 2005 to 2012.

                    The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred law, regulations published hereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens - see Note 16(J)). As of December 31, 2004, Management believes that the companies are meeting all conditions of the approvals.

                    As of December 31, 2004, retained earnings included approximately $116,500 in tax-exempt profits earned by the companies' "Approved Enterprises". If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently - 25%) and an income tax liability would be incurred of approximately $29,100 as of December 31, 2004.

                    The companies' boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the companies' "Approved Enterprises".

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 15 - TAXES ON INCOME

               (3) TAX BENEFITS UNDER ISRAEL'S LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1969 (CONT.):

                    In Israel, income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 35%.

                    Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the above mentioned law and is taxed at the regular tax rate of 35%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

          B.   NON - ISRAELI SUBSIDIARIES

               Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

          C.   INCOME BEFORE TAXES ON INCOME

                                                                            YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------------
                                                                 2004              2003              2002
                                                             --------------    --------------    --------------
               Income before taxes on income:
                  Domestic                                    $     43,642     $      38,423      $   42,317
                  Foreign                                           16,985            11,090          11,977
                                                             --------------    --------------    --------------
                                                              $     60,627     $      49,513      $   54,294
                                                             ==============    ==============    ==============

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 15 - INCOME TAXES (CONT.)

          D.   TAXES ON INCOME

                                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------------------
                                                                 2004               2003                 2002
                                                             --------------    --------------    -------------------
               Taxes on income:
               Current taxes:
                  Domestic                                   $       7,415     $      12,346      $     11,654
                  Foreign                                            7,651               718             6,114
                                                             --------------    --------------    -------------------
                                                                    15,066     $      13,064      $     17,768

               Deferred income taxes:
                  Domestic                                             709            (4,672)           (3,561)
                  Foreign                                             (556)            2,942            (2,059)
                                                             --------------    --------------    -------------------
                                                                       153            (1,730)           (5,620)
                                                             --------------    --------------    -------------------

               Taxes in respect of prior years                           -                 -            (2,800) (*)
                                                             --------------    --------------    -------------------
                                                              $     15,219     $      11,334      $      9,348
                                                             ==============    ==============    ===================

               (*) A reduction of tax expenses due to adjustments of estimated tax provision pursuant to the completion of prior years' tax assessments in respect of various Group companies with the tax authorities.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 15 - INCOME TAXES (CONT.)

          E.   DEFERRED INCOME TAXES

               Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:

                                                                                        DEFERRED
                                                                                TAX ASSET (LIABILITY((1)
                                                                           ------------------------------------
                                                              TOTAL            CURRENT         NON-CURRENT
                                                         ----------------- ------------------------------------
                As of December 31, 2004
                Deferred tax assets:
                Reserves and allowances                   $     12,797      $     13,191    $          (394)
                Inventory
                                                                 5,376             5,376                  -
                Net operating loss carryforwards                 5,395               149              5,246
                                                          -------------     ------------    ----------------
                                                                23,568            18,716              4,852
                Valuation allowance                             (3,445)                -             (3,445)
                                                          -------------     ------------    ----------------
                Net deferred tax assets                         20,123            18,716              1,407
                                                          -------------     ------------    ----------------
                Deferred tax liabilities:
                Property, plant and equipment                  (12,999)                -            (12,999)
                Intangible assets                              (10,285)            2,639            (12,924)
                Available for sale securities                     (752)             (752)                 -
                                                         -----------------------------------------------------
                                                               (24,036)            1,887            (25,923)
                                                          -------------     ------------    ----------------

                Net deferred tax assets (liabilities)     $     (3,913)     $     20,603    $       (24,516)
                                                          =============     =============   ================

                As of December 31, 2003
                Deferred tax assets:
                Reserves and allowances                   $     11,149      $     11,187    $           (38)
                Inventory                                        7,952             7,952                  -
                Net operating loss carryforwards                 6,606               439              6,167
                                                          -------------     ------------    ----------------
                                                                25,707            19,578              6,129
                Valuation allowance                             (3,879)                -             (3,879)
                                                          -------------     ------------    ----------------
                Net deferred tax assets                         21,828            19,578              2,250
                                                          =============     =============   ================

                Deferred tax liabilities:
                Property, plant and equipment                  (12,769)                -            (12,769)
                Intangible assets                              (12,067)            2,330            (14,397)
                                                          -------------     ------------    ----------------
                                                               (24,836)            2,330            (27,166)
                                                          -------------     ------------    ----------------
                Net deferred tax assets (liabilities)     $     (3,008)     $     21,908    $       (24,916)
                                                          =============     =============   ================


               (1) The current tax asset is included in other receivables. Noncurrent tax liability is included as a long-term liability.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 15 - INCOME TAXES (CONT.)

          F. As of December 31, 2004, The Group's Israeli subsidiaries have estimated total available carryforward tax losses of approximately $16,700, and the Group's non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $7,300. These losses can be offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $5,400 in respect of which a valuation allowance has been recorded in the amount of approximately $3,400.

          G. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group, and the actual tax expense as reported in the statements of operations, is as follows:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                      ----------------------------------------------------
                                                                           2004            2003              2002
                                                                      ----------------------------------------------------
                     Income  before taxes as reported in the
                       consolidated statements of operations          $      60,627   $   49,513           $ 54,294
                     Statutory tax rate                                         35%          36%                36%
                                                                      --------------  -----------          ---------
                     Theoretical tax expense                          $      21,219   $   17,825           $ 19,546
                                                                      ==============  ===========          =========
                     Tax benefit arising from reduced rate as an
                        "Approved Enterprise" and other tax
                        benefits                                             (7,196)      (8,391)            (9,054)
                     Tax adjustment in respect of different tax
                       rates for foreign subsidiaries                           496          279               (461)
                     Operating carryforward losses for which
                        valuation allowance was provided                       (434)         126              2,189
                     Increase (decrease) in taxes resulting
                       from nondeductible expenses                            1,095          993               (263)
                     Difference in basis of measurement for
                        financial reporting and tax return purposes            (210)         846                458
                     Taxes in respect of prior years                              -            -             (2,800)
                     Other differences, net                                     248         (344)              (267)
                                                                      --------------  -----------          ---------
                     Actual tax expenses                              $      15,219   $   11,334           $  9,348
                                                                      ==============  ===========          =========
                     Effective tax rate                                       25.1%         22.9%              17.2%

          H.   AMENDMENT TO THE INCOME TAX ORDINANCE

               On September 29, 2004, the Israeli Parliament approved the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment") which reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007 progressively. The Amendment was signed and published in July 2004 and is therefore considered enacted in July 2004. The adoption of the Amendment did not have a significant effect on the Company's financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 16 - COMMITMENTS  AND CONTINGENT LIABILITIES

          A.   ROYALTY COMMITMENTS

               1. The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

                    In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

                    In some cases, the Government of Israel participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

                    The Company and certain of its subsidiaries may also be obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technologies.

                    Royalties expensed amounted to $5,802, $7,812 and $14,471 in 2004, 2003 and 2002, respectively.

               2. In September 2001, the OCS issued "Regulations for the Encouragement of Research and Development in Industry" (rules for determining the level and payment of royalties) (the "regulations"). The regulations allow large R&D intensive companies to reach certain agreements with the OCS regarding determination of the amount and payment schedule of royalties, subject to certain conditions.

                    If the Company elects to adopt the regulations, it will have to record a significant one-time expense resulting from accruing a liability for an absolute amount of royalties.

                    In May 2002, El-Op's Board of Directors approved an arrangement, proposed by the OCS, according to which El-Op pays commencing in 2002, an agreed amount of $10,632 in exchange for a release from all obligations to pay royalties in the future. As a result, El-Op recorded an expense for the agreed amount net of the accrual for royalties previously recorded by El-Op in the amount of $9,801. This expense is included cost of revenues.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 16 - COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

          B.   COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

               In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies' obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2004 amounted to $673,000 to be performed over a period of up to 11 years. This amount is typically tied to a percentage (up to 100%) of the amount of a specific contract.

               In the opinion of the Company's Management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis.

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

          D.   LEASE COMMITMENTS

               The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2004 as follows:

                             2005                          $      6,655
                             2006                                 5,939
                             2007                                 4,547
                             2008                                 3,022
                             2009 and thereafter                 13,060
                                                           ------------
                                                           $     33,223
                                                           ============

               Rent expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $6,842, $9,177, and $9,215, respectively.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 16 - COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

          E.   PUT OPTION

               Three founding employees (the "Founders"), who collectively hold approximately 32.3% of the outstanding shares of Kinetics Ltd. ("Kinetics"), a 51%-owned Israeli subsidiary, have a put option to jointly sell all of their shares in Kinetics to the Company. Two private investors holding in the aggregate approximately 16.7% of Kinetics' outstanding shares have "tag along" rights in the event the Founders exercise the put option.

               The put option is exercisable from January 1, 2005 until December 31, 2005 at a price equal to the higher of the Founder's pro-rata share (corresponding to the Founder's shareholding percentage) of:

               (1) The value of Kinetics as of the option exercise date as determined by a third party appraiser mutually acceptable to the Founders and to the Company. The appraiser will value Kinetics as if Kinetics had distributed as dividends net profits accumulated up to the option exercise date; or

               (2) $12,077, reduced by 3% per annum, or pro-rata part thereof, for the period beginning on July 1, 2003 and ending on the option exercise date.

               As of December 31, 2004, the fair value of the aforementioned option was immaterial.

          F.   GUARANTEES

               1. Guarantees in the amount of approximately $380,000 were issued by banks on behalf of Group companies in order to secure certain advances from customers and performance bonds.

               2. The Company has provided, on a proportional basis to its ownership interest, guarantees for two of its investees in respect of credit lines granted to them from banks amounting to $12,000 (2003- $13,900), of which $11,500 (2003 -
                    $13,400) relates to a 50%-owned foreign investee. The guarantees will exist as long as the credit lines are in effect. The Company would be liable under the guarantee for any debt for which the investee would be in default under the terms of the credit line.

          G.   COVENANTS

               In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2004 the Company and its subsidiaries were in full compliance with all covenants.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 16 - COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

          H.   CONTRACTUAL OBLIGATIONS

               Substantially all of the purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in a standard format proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company's applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company's right to terminate the purchase order or subcontract in the event of the vendors' or subcontractors' default, as well as the Company's right to terminate the order or subcontract for the Company's convenience (or if the Company's prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2004 and 2003 the purchase commitments were $345,000 and $348,400 respectively.

          I. In order to secure bank loans and bank guarantees in the amount of $10,019 as of December 31, 2004, certain Group companies recorded fixed charges on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

          J. A lien on the Group's Approved Enterprises has been registered in favor of the State of Israel. Grants received in respect of projects which have not yet been approved amount to approximately $220 (see Note 15 (A) (3) above).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

NOTE 17 - SHAREHOLDER'S EQUITY

          A.   SHARE CAPITAL

               Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

          B.   2000 EMPLOYEE STOCK OPTION PLAN

               In 2000, the Company adopted an employee stock option plan for employees comprising options to purchase up to 2,500,000 ordinary shares. The exercise price approximates the market price of the shares at the grant date. The plan includes an additional 2,500,000 options to be issued as "phantom" share options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. Options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

               Any options which are canceled or forfeited before expiration become available for future grants. As of December 31, 2004, 453,794 options of the Company were still available for future grants.

          C.   "PHANTOM" SHARE OPTIONS

               Until January 1, 2004, the Company applied the provision of APB No. 25, under which the phantom share options were considered to be part a variable awards as defined in APB No. 25, and accordingly the compensation cost of the options was measured at the end of each reporting period and amortized by the accelerated method over the remaining vesting period. Starting January 1, 2004, the Company accounts for its stock based compensation awards under the fair value based method.

          D. A summary of the Company's share option activity under the plans is as follows:

                                              2004                                 2003                               2002
                                           ------------                        -------------                       -----------
                                                      WEIGHTED                          WEIGHTED                           WEIGHTED
                                                      AVERAGE                            AVERAGE                            AVERAGE
                                    NUMBER OF         EXERCISE         NUMBER OF        EXERCISE           NUMBER OF       EXERCISE
                                     OPTIONS           PRICE            OPTIONS           PRICE             OPTIONS          PRICE
                                  ------------      -----------      ------------      ------------      -------------    ----------
Outstanding - beginning of the
   year                             3,735,602       $     12.30        4,511,724        $ 12.26            5,107,634        $ 11.93
  Granted                             130,500             15.67           13,000          14.91               27,000          14.92
  Exercised                        (1,666,774)            12.12         (757,947)         12.13             (558,901)          9.45
  Forfeited                           (69,071)            12.10          (31,175)         12.29              (64,009)         11.33
                                  ------------      -----------      ------------      ------------      -------------    ----------
  Outstanding - end of the
   year                             2,130,257       $     12.60        3,735,602        $ 12.30            4,511,724        $ 12.26
                                  ============      ===========      ============      ============      =============    ==========
Options exercisable at
   the end of the year              1,950,903       $     12.36        2,547,196        $ 12.23            2,287,790        $ 12.18
                                  ============      ===========      ============      ============      =============    ==========


                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

NOTE 17 - SHAREHOLDER'S EQUITY (CONT.)

          E. The options outstanding as of December 31, 2004, have been separated into ranges of exercise prices, as follows:

                                         OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                         ---------------------------------------------------   -----------------------------
                                                WEIGHTED                                           WEIGHTED
                              NUMBER            AVERAGE         WEIGHTED          NUMBER           AVERAGE
                            OUTSTANDING        REMAINING        AVERAGE        OUTSTANDING AS      EXERCISE
                               AS OF          CONTRACTUAL       EXERCISE        OF DECEMBER       PRICE PER
    EXERCISE PRICE       DECEMBER 31, 2004   LIFE (YEARS)    PRICE PER SHARE      31, 2004          SHARE
    --------------       -----------------   ------------    ---------------   --------------  -------------

 $10.61-$12.16                  1,500              0.82      $     12.16              1,500     $     12.16
 $12.18-$18.99              1,050,427              2.17            12.60            960,750           12.36
 $12.18-$18.99(*)           1,078,330              2.23            12.59            988,563           12.35
                         -----------------   ------------    ---------------   --------------  -------------
                            2,130,257              2.20      $     12.60          1,950,903     $     12.36
                         =================   ============    ===============   ==============  =============


          (*)  Phantom share options.

               Compensation expense (income) amounted to $3,387, $4,741 and $(926) were recognized during the years ended December 31, 2004, 2003 and 2002, respectively. All the compensation expenses (income) in the years 2002 and 2003 were related to the Phantom share options under the stock option plan. The expenses in 2004 were recorded based on SFAS No. 123 and SFAS No. 148 according to the modified prospective method. The expenses (income) were recorded as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------------
                                                               2004              2003              2002
                                                          ---------------   ---------------  ------------------
                 Cost of revenues                           $     1,863       $     2,608     $        (509)
                 R&D and marketing expenses                         677               948              (185)
                 General and administration expenses                847             1,185              (232)
                                                          ---------------   ---------------  ------------------
                                                            $     3,387       $     4,741     $        (926)
                                                          ===============   ===============  ==================

          F. The weighted average exercise price and fair value of options granted during the years ended December 31, 2004, 2003 and 2002 were:

                                                                         LESS THAN MARKET PRICE
                                                          ------------------------------------------------------
                                                                        YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------------
                                                               2004              2003              2002
                                                          ----------------- ------------------------------------
                 Weighted average   exercise price        $       15.67     $      14.91     $    14.92
                 Weighted average fair values on
                   grant date                             $         6.62    $       4.63     $     4.31

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands, except share and per share data)

NOTE 17 - SHAREHOLDER'S EQUITY (CONT.)

          G.   Computation of basic and diluted net earnings per share:

                                   YEAR ENDED                            YEAR ENDED                              YEAR ENDED
                                DECEMBER 31, 2004                     DECEMBER 31, 2003                      DECEMBER 31, 2002
                                -----------------                     -----------------                      -----------------

                                   NET INCOME
                     NET INCOME TO   WEIGHTED                    TO         WEIGHTED             NET INCOME TO    WEIGHTED
                      SHAREHOLDERS   AVERAGED               SHAREHOLDERS    AVERAGED              SHAREHOLDERS    AVERAGED     PER
                      OF ORDINARY    NUMBER OF   PER SHARE  OF ORDINARY    NUMBER OF   PER SHARE  OF ORDINARY     NUMBER OF   SHARE
                         SHARES      SHARES(*)    AMOUNT       SHARES      SHARES(*)    AMOUNT       SHARES       SHARES(*)   AMOUNT
                     ---------------------------------------------------------------------------------------------------------------
Basic net earnings   $      52,993     39,952        $1.33 $ 45,945          39,061         $1.18    45,113        38,489     $ 1.17

Effect of dilutive
 securities:
Employee stock
options                          -      1,089                     -           1,169                       -         1,374
Diluted net earnings -------------    -------              --------        --------         ------   ------        -------

                     $      52,993     41,041        $1.29 $ 45,945          40,230         $1.14    45,113         39,863    $ 1.13
                     =============     ======        ===== ========        ========         =====    ======        =======    ======

* In thousands

          H.   TREASURY SHARES

               The Company's shares held by the Company and its subsidiaries are presented at cost and deducted from shareholder's equity.

          I.   DIVIDEND POLICY

               Dividends declared by the Company are paid subject to statutory limitations. The Company's board of directors has determined not to declare dividends out of tax exempt earnings.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 18 - MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

          The Group applies Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", ("SFAS No. 131"). The Group operates in one reportable segment (see
          Note 1 for a brief description of the Group's business).

          A. Revenues are attributed to geographic areas based on location of the end customers as follows:

                                                                      Year ended December 31,
                                                        ------------------------------------------------------
                                                             2004              2003              2002
                                                        ----------------- ------------------------------------
               Europe                                    $    124,130     $     109,409        $ 144,862
               U.S.                                           348,509           332,323          267,686
               Israel                                         241,601           255,742          225,674
               Others                                         225,685           200,506          189,234
                                                        ----------------- ------------------------------------
                                                         $    939,925     $     897,980        $ 827,456
                                                        ================= ====================================

          B.   Revenues are generated by the following product lines:

                                                                       YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------------
                                                             2004              2003              2002
                                                        ----------------- ------------------------------------
               Airborne systems                           $   367,927     $     373,580        $ 372,756
               Land vehicles systems                          199,224           199,800          135,700
               Command, control, communications,
               computers, intelligence, surveillance
               and reconnaissance systems (C(4)ISR)           108,925           133,900          122,700
               Electro-optical systems                        200,322           140,500          148,200
               Others                                          63,527            50,200           48,100
                                                          -----------     -------------        ---------
                                                          $   939,925     $     897,980        $ 827,456
                                                          ===========     =============        =========

          C. Revenues from single customers, which exceed 10% of total revenues in the reported years:

                                                                       YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------------------
                                                              2004              2003              2002
                                                         ----------------- ------------------------------------

               IMOD                                              17%               21%              20%
               U.S. Government                                   10%                *                *

               *Less than 10%

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 18 - MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (CONT.)

          D.   Long-lived assets by geographic areas:

                                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------------------------------------
                                                                  2004              2003              2002
                                                             ----------------- ------------------------------------
                    Israel                                    $    237,887     $ 229,396        $ 211,256
                    U.S.                                            84,701        81,261           83,814
                    Others                                          17,687        18,576           13,660
                                                              ------------     ---------        ---------
                                                              $    340,275     $ 329,233        $ 308,730
                                                              ============     =========        =========

NOTE 19  -    RESEARCH AND DEVELOPMENT COSTS, NET

                                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------
                                                                   2004              2003              2002
                                                              ----------------- ------------------------------------
                    Total expenses                            $      86,368     $     65,487         $ 62,560
                    Less - participations                           (19,522)         (10,568)          (5,550)
                                                              ----------------- ------------------------------------
                                                              $      66,846     $     54,919         $ 57,010
                                                              ================= ====================================


NOTE 20  -    FINANCIAL EXPENSES, NET

                                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------------------------------------
                                                                  2004              2003              2002
                                                             ------------------------------------------------------
                    Expenses:
                    On long-term bank debt                    $   (1,544)       $   (2,215)      $   (2,765)
                    On short-term bank credit and loans           (2,309)           (2,182)          (2,435)
                    Others                                        (3,181)           (3,905)          (1,899)
                                                             ----------------- ------------------------------------
                                                                $ (7,034)           (8,302)          (7,099)
                                                             ----------------- ------------------------------------
                    Income:
                    Interest on cash, cash equivalents
                      and bank deposits                              628               309            1,547
                    Others                                         1,115             4,397            1,063
                                                             ----------------- ------------------------------------
                                                                   1,743             4,706            2,610
                                                             ----------------- ------------------------------------
                    Gain (loss) from exchange rate
                       differences                                  (561)           (1,274)           1,454
                                                             ----------------- ------------------------------------
                                                               $  (5,852)        $  (4,870)       $  (3,035)
                                                             ================= ====================================

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 21 - RELATED PARTIES TRANSACTIONS AND BALANCES

                                                                                  YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------------------------
                                                                      2004              2003              2002
                                                                 ----------------- ------------------------------------
              Income -
                Sales to affiliated companies (*)                $      56,346     $ 34,674         $ 37,924
                Participation in expenses                        $       2,594     $  1,773         $    902

              Cost and expenses -
                Supplies and services from affiliated companies
                    (**)                                         $      16,338     $ 21,606         $ 10,457
                Participation in expenses                        $         627     $  1,751         $  1,498
                Financial expenses                               $           3     $     23         $    110

                                                                           DECEMBER 31,
                                                                 --------------------------------
                                                                        2004            2003
                                                                 --------------    --------------
              Trade receivables and other receivables (*)         $     13,214      $       6,668
              Trade payables (**)                                 $      5,445      $       4,975

          The purchases from our related parties are made at prices and on terms equivalent to those used in transacting business with unrelated parties under similar conditions. The sales to our related parties in respect with government defense contracts are made on the basis of costs incurred.

          (*) The  significant  sales  include  sales of helmet  mounted  cueing systems purchased from the Company by VSI. (**) Includes electro-optics components and sensors purchased by the Company from SCD and electro-optics products purchased by the Company from Opgal.

NOTE 22 - RECONCILIATION TO ISRAELI GAAP

          As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between U.S. GAAP and generally accepted accounting principles in Israel ("Israeli GAAP") on the Company's financial statements are detailed below.

          A building purchased from Elbit Ltd.

          According to Israeli GAAP, the Company charged to additional paid-in capital reserves the excess of the amount paid over net book value of a building acquired from Elbit Ltd in 1999. According to U.S. GAAP, the entire amount paid is considered as the cost of the building acquired.

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

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

NOTE 22 - RECONCILIATION TO ISRAELI GAAP (CONT.)

          Tax benefit in respect of options exercised

          According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to U.S. GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements are credited to additional paid-in capital.

          Goodwill

          Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

          Investment in marketable securities - Tadiran

          Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost

          1.   EFFECT ON NET INCOME AND EARNINGS PER SHARE

                                                                                 YEAR ENDED DECEMBER 31,
                                                                  --------------------------------------------------------
                                                                        2004               2003               2002
                                                                  ------------------ ------------------ ------------------
              Net income as reported according to
                    U.S. GAAP                                       $      52,993      $   45,945        $       45,113

              Adjustments to Israeli GAAP                                    (458)            595                (4,227)
                                                                  ------------------ ------------------ ------------------
                Net income according to Israeli GAAP                $      52,535      $   46,540        $       40,886
                                                                  ================== ================== ==================

          2.   EFFECT ON SHAREHOLDERS' EQUITY

                                                                                                               AS PER
                                                                       AS REPORTED        ADJUSTMENTS      ISRAELI GAAP
                                                                    ----------------   ---------------   ----------------
              AS OF DECEMBER 31, 2004
                Shareholders' equity                                $     434,700      $    (13,124)        $    421,576
                                                                    =============      =============        ============

              AS OF DECEMBER 31, 2003
                Shareholders' equity                                $     432,079      $    (10,367)        $    421,712
                                                                    =============      =============        ============



                                 # # # # # # # #