Form 20-F
period 2005-12-31
ELBIT SYSTEMS LTD
filed 2006-06-30
CIK 1027664

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005

Commission File No. 0-28998

_________________

ELBIT SYSTEMS LTD.

(Exact Name of Registrant as Specified in its charter and Translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

Advanced Technology Center, Haifa 31053, Israel
(Address of principal executive offices)

_________________

                Securities registered or to be registered pursuant to Section 12(b) of the Act:

Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value 1.0 New Israeli Shekels per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

40,966,624 ordinary shares

                Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes                                 No

                If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                                No

                Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes                               No

                Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer	Accelerated filer	Non-accelerated filer

                Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

(i)

Item 10.	Additional Information	109
	General Provisions of Israeli Law and Related Provisions of Articles of Association	109
	Approval of Certain Transactions	111
	Exemption, Insurance and Indemnification of Directors and Officers	112
	Material Contracts	114
	Exchange Controls and Other Limitations Affecting Security Holders	115
	Taxation	116
	Documents on Display	120
Item 11.	Quantitative and Qualitative Disclosure of Market Risk	121
Item 12.	Description of Securities Other than Equity Securities	121
Item 13.	Defaults, Dividend Arrearages and Delinquencies	121
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	121
Item 15.	Controls and Procedures	122
Item 16.		123
Item 16A.	Audit Committee Financial Expert	123
Item 16B.	Code of Ethics	123
Item 16C.	Principal Accountant Fees and Services	123
Item 16D.	Exemptions from Listing Standards for Audit Committee	124
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	124
Item 17.	Financial Statements	125
Item 18.	Financial Statements	125
Item 19.	Exhibits	125

(ii)

PART I

International Disclosures Standards

                Elbit Systems Ltd.’s (Elbit Systems) consolidated financial statements are prepared based upon United States Generally Accepted Accounting Principles (U.S. GAAP). Unless otherwise indicated, all financial information contained in this Form 20-F is in U.S. dollars. References in this Form 20-F to the “Group” HTML1DocumentEncodingutf-8& are to Elbit Systems and our subsidiaries.

Item 1. Identity of Directors, Senior Management and Advisors

                Information not required in Annual Report on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

                Information not required in Annual Report on Form 20-F.

Item 3. Key Information

Selected Financial Data

                The following selected consolidated financial data of Elbit Systems for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 are derived from our audited consolidated financial statements of which the financial statements as of December 31, 2004 and 2005 and for each of the years ended December 31, 2003, 2004 and 2005, appear later in this Form 20-F. The audited financial statements have been prepared in accordance with U.S. GAAP.

	Year Ended December 31
	2001	2002	2003	2004*	2005
	(U.S. dollars in millions, except for share and per share amounts)
Income Statement Data:
Revenues	$765	$827	$898	$940	$1,070
Cost of revenues	554	605	673	690	787
Restructuring Expenses	-	-	-	-	3
Gross profit	211	222	225	250	280
Research and development
expenses, net	59	57	55	67	72
Marketing, selling, general and
administrative expenses, net	98	107	116	118	133
In-process research and
development write-off	-	-	-	-	8
Operating income	54	58	54	65	67
Finance income (expense)	(3)	(4)	(4)	(6)	(11)

Other income (expenses), net	1	0	0	1	(5)
Income before
taxes on income	52	54	50	60	51
Taxes on income	11	9	11	15	16
Equity in net earnings (loss) of
affiliated companies and
partnership	(1)	-	7	7	(2)**
Net income	$40	$45	$46	$52	$33
Earnings per share:
Basic net income per
share	$1.07	$1.17	$1.18	$1.30	$0.80
Weighted average number of
shares used in computation
(in thousands)	37,975	38,489	39,061	39,952	40,750
Diluted net income per
share	$1.04	$1.13	$1.14	$1.26	$0.78
Weighted average number of
shares used in computation
(in thousands)	39,359	39,863	40,230	41,041	41,623

_____________

*	as adjusted - see below - Item 8. Financial Statements - Note 1(G)

**	includes acquired in-process research and development write-off of $8.5 in 2005

	December 31
	2001	2002	2003	2004		2005
Balance Sheet Data:	(U.S. dollars in millions, except for share and per share amounts)
Cash, cash equivalents
and short-term investments	$42	$78	$77	$35		$94
Long-term deposits and
trade receivables	3	4	2	2		2
Working capital	121	206	199	173		227
Short-term debt	47	31	15	10		38
Long-term debt	69	73	62	86		225
Share capital	11.1	11.2	11.3	11.5		11.6
Shareholders' equity	378	411	452	432		451
Total assets	$901	$1,000	$1,024	$1,034		$1,620
Outstanding ordinary shares of NIS 1 par value (in thousands)	38,330	38,804	39,337	40,561		40,967
Dividends paid per
ordinary share with
respect to the applicable
year	$0.32	$0.34	$0.40	$2.17	*	$0.54

* including an extraordinary dividend of $1.80 declared in the second quarter of 2004

Forward Looking Statements

                This Annual Report on Form 20-F contains“forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities and Exchange Act of 1934. These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties, and actual results may differ significantly.

                Forward-looking statements are typically identified by the words“believe,”“expect,” “intend,”“estimate” and similar expressions. Those statements appear in this Annual Report and include statements regarding the intent, belief or current expectation of Elbit Systems or our directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of several factors including, without limitation, the factors set forth below under the caption“Risk Factors” (we refer to these factors as Cautionary Statements). Any forward-looking statements contained in this Annual Report speak only as of the date of this Report, and we caution potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Risk Factors

General Risks Related to Our Business

Our revenues depend on a continued level of government business. A significant portion of our revenues come from contracts or subcontracts with domestic and foreign government agencies. A reduction in the level of the purchase of our systems, products, services and upgrade projects by these agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DOD) and governmental customers of our other major programs, would have a material adverse effect on our business. The development of our business in the future will depend on the continued willingness of the IMOD, the DOD and other governmental purchasing agencies to commit substantial resources to defense programs and, in particular, to continue to purchase our systems, products, services and upgrade projects. For risks related to the IMOD budget see below“Risks Related to Our Israeli Operations”.

The level of our contracts may be reduced due to changes in governmental priorities and audits. The risk that governmental purchases of our systems, products, services and upgrade projects may decline is affected by the possibility that government purchasing agencies may:

•	terminate, reduce or modify contracts or subcontracts if their requirements or budgetary constraints change;

•	cancel multi-year contracts and related orders if funds become unavailable;

•	shift spending priorities into other areas or for other products; and

•	adjust contract costs and fees on the basis of audits.

We depend on governmental approval of our exports. Many of our exports and the receipt of technology and components from suppliers depend on receipt of export license approvals from the Israeli Government, the U.S. Government and other governments. Such licenses and approvals also are required for technological exchanges with our customers and for employment of our technical personnel abroad. There is no assurance that such approvals will be given in the future, current approvals will not be revoked or governmental export policies will remain unchanged. See below — Item 4. Information on the Company – Governmental Regulations.

We depend on international operations. We depend on sales to customers throughout the world. We expect that international sales will continue to account for a significant portion of revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks of doing business internationally include:

-	unexpected changes in regulatory requirements;

-	our or our subcontractors inability to obtain export licenses;

-	imposition of tariffs and other barriers and restrictions;

-	burdens of complying with a variety of foreign laws;

-	political and economic instability; and

-	changes in diplomatic and trade relationships.

Some of these factors, such as the ability to obtain export licenses and changes in diplomatic relations, may be affected by Israel’s overall political situation. See“Risks Related to Our Israeli Operations” below. In addition, the economic and political stability of the countries of our major customers and suppliers may also impact our business.

Our revenues depend on obtaining follow-on business. Follow-on orders are important because our contracts mainly are for fixed periods. These periods may be up to five years or more, particularly for contracts where the customer has options to purchase additional items. In addition, when we have supplied a system for a defense platform, we often have the potential to supply other items for that platform. If a customer is dissatisfied with our performance on a particular program or if the customer’s priorities change, it could negatively affect our ability to receive follow-on business. Inability to obtain follow-on business could result in a loss of revenues if revenues from the award of new contracts do not offset the loss of follow-on business.

Our contracts may be terminated for convenience of the customer or for default. Our contracts with the Government of Israel and other governments often contain provisions permitting termination for convenience of the customer. Our subcontracts with non-governmental prime contractors sometimes contain similar provisions. In general, in order to reduce risks of financial exposure resulting from the early termination of a contract, we attempt to flow down these requirements to our subcontractors and expend funds for projects according to the contract performance schedule. If the customer were to make an early termination for convenience, in most cases we would be entitled to reimbursement for our incurred contract costs and a proportionate share of our fee or profit for work actually performed. If, however, we are not entitled to such compensation, it could cause us to suffer corresponding losses. Moreover, if in the remote event that any of our contracts would be terminated for default due to our failure to meet material contractual obligations, we could face liability in certain cases in excess of the amounts paid or payable to us under the applicable contract.

We face risks of changes in costs under fixed-price contracts. Most of our contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Under these contracts, we often assume the risk that increased or unexpected costs may reduce profits or generate a loss. However, long-term contracts sometimes allow for price escalations based on specific labor and material indices. The risk can be particularly significant under a fixed-price contract involving research and development for new technology, where estimated gross profit or loss from long-term projects may change and such changes in estimated gross profit/loss are recorded on a cumulative catch-up basis. See below – Item 5. Operating Financial Review and Prospects – Management’s Analysis and Review – Critical Accounting Policies. The frequent need to bid on fixed-price programs before completing the necessary design may result in unexpected technological difficulties, cost overruns and potential contractual penalties. Typically, costs must be accounted for in the period they are recognized. In addition, although we have extensive experience in these types of programs, there is difficulty in forecasting long-term costs and schedules and the potential obsolescence of products or components related to long-term fixed-price contracts.

We sometimes participate in risk-sharing contracts. We have participated in the past and may participate in the future in“risk-sharing” type contracts, in which our non-recurring costs are only recoverable if there is a sufficient level of production sales for the applicable product, which level of sales typically is not guaranteed. If production sales do not occur at the level anticipated, we may not be able to recover our non-recurring costs under the contract.

We face fluctuations in revenues and profit margins. The level of our revenues may fluctuate over different periods. These fluctuations may not relate directly to changes in pricing or sales volume. Instead they may be dependent on our mix of projects during any given period. In addition, since project revenues generally are recognized in connection with achievement of specific milestones, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margins may vary significantly from project to project as a result of changes in estimating gross profits that are recorded in results of operations on a cumulative catch-up basis. See below – Item 5. Operating Financial Review and Prospects – Management’s Discussion and Analysis – General – Critical Accounting Policies and Estimates. As a result, the overall profit margin in a particular period is influenced by a number of conditions. These include the types, size and stage of projects, the percentage of work performed by subcontractors and the timing of the recognition of revenue.

We sometimes have risks relating to financing for our programs. A number of our major projects require us to arrange, and sometimes to provide, specific guarantees in connection with, the customer’s financing of the project. However, in such cases we are not required to provide collateral covering the full amounts financed. These include guarantees of Elbit Systems as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to draw down against advance payment guarantees if we were to default under the applicable contract. In addition, some customers require that the payment period under the contract be extended for a number of years, sometimes beyond the period of contract performance. See below – Item 4. Information on the Company – Financing Terms.

We sometimes face currency exchange risks. As more of our revenues are generated in currencies other than the U.S. dollar, mainly in Great Britain Pounds (GBP) and in Euro, our level of revenues and profit may be adversely effected by exchange rate fluctuations if our position is not fully hedged. Also, we may face exchange rate risks when our contracts call for payments in New Israeli Shekels (NIS). See below“Risk Related to Our Israeli Operations – Changes in the U.S. Dollar –NIS Exchange Rate” and Item 5. Operating Financial Review and Prospects – Management Review and Analysis – Impact of Inflation and Exchange Rates.

We may not be able to consolidate the financial results of some of our subsidiaries. One of our subsidiaries currently is considered for accounting purposes as a variable interest entity (VIE), and we are considered the primary beneficiary, enabling us to consolidate its financial results in our consolidated financial statements. In the event that in the future a company we hold as a VIE would not longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results.

We may experience production delays or liability if suppliers fail to make compliant or timely deliveries. The manufacturing process for some of our products consists in large part of the assembly, integration and testing of purchased components. Although generally we can obtain materials and purchase components from a number of different suppliers, some components are available from a small number of suppliers. In a few cases we work with suppliers that are effectively sole source. If a supplier should stop delivery of such components, we would probably be able to find other sources; however, this could result in added cost and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule or other obligations we could be held liable by our customers. Therefore, we attempt to impose liability on our subcontractors on a“back-to-back” basis to our liability to our customers. However, there can be no assurance that we would be able to obtain full or partial recovery from our subcontractors for those liabilities. In addition, when we act as a subcontractor, the failure or inability of the prime contractor to perform its contract with the customer may affect our ability to obtain payments under our subcontract.

We operate in a competitive industry. The defense electronics and electro-optics, platform upgrade, C4ISR, homeland security and commercial aircraft product markets in which we participate are highly competitive and characterized by technological change. If we are unable to improve existing systems and products and develop new systems and technologies in order to meet evolving customer demands, our business could be adversely affected. In addition, our competitors could introduce new products with innovative capabilities, which could adversely affect our business. There are many competitors in our markets. We compete with many large and mid-tier defense contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are much larger than us and generally have greater resources. Consequently, these competitors may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs.

We are subject to the increasingly restrictive publicly traded company regulatory environment. As a company whose shares are publicly traded both in the United States and in Israel, we are subject to the increasingly restrictive regulatory requirements applicable to publicly traded companies. These regulations, which are reflected in the U.S. Sarbanes-Oxley Act and other laws and regulations, impose new and stringent requirements, which we are in the process of implementing subject to regulatory deadlines. Failure to timely implement such requirements could adversely effect us. In addition, the shares of one of our principal subsidiaries, Tadiran Communications Ltd., are publicly traded in Israel, thus subjecting certain transactions between that subsidiary and other entities in our Group to additional regulatory requirements. See below – Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Transactions with Affiliated Companies”.

Our business depends on proprietary technology that may be infringed. Many of our systems and products depend on our proprietary technology for their success. Like other technology oriented companies, we rely on a combination of patent, trade secret, copyright and trademark laws, together with non-disclosure agreements, contractual confidentiality clauses, including those in employment agreements, and technical measures to establish and protect proprietary rights in our products. Our ability to successfully protect our technology may be limited because:

•	some foreign countries may not protect proprietary rights as fully as do the laws of the United States and Israel;

•	detecting infringements and enforcing proprietary rights may be time consuming and costly, diverting management's attention and company resources;

•	measures such as entering into non-disclosure agreements afford only limited protection;

•	unauthorized parties may attempt to copy aspects of our products or technologies and develop similar products or technologies or obtain and use information that we regard as proprietary; and

•	competitors may independently develop products that are substantially equivalent or superior to our products or circumvent intellectual property rights.

In addition, others may allege infringement claims against us and affiliated companies. The cost of responding to infringement claims could be significant, regardless of whether the claims are valid.

We would be adversely affected if we are unable to retain key employees. Our success depends in part on a limited number of key management, scientific and technical personnel and our continuing ability to attract and retain highly qualified personnel. There is competition for the services of such personnel. The loss of the services of key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, it may be difficult for us to restrict our competitors from gaining access to the expertise of our former employees who may be hired by those competitors.

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

We face acquisition and integration risks. Over the past several years we have made a number of acquisitions and investments in companies that complement our business. See below – Item 4. Information on the Company – Recent Acquisitions and – Current Business Operations. We intend to continue to acquire businesses that complement our operations. Our growth may place significant demands on our management and our operational, financial and marketing resources. In connection with acquisitions and the opening of new facilities we have increased and may continue to increase the number of our employees. Moreover, several of our recent acquisitions involve companies with collective bargaining agreements applicable to a significant number of the company’s employees. In addition, we have expanded and may continue to expand the scope and geographic area of our operations. We believe this growth will increase the complexity of our operations and the level of responsibility exercised by both existing and new management personnel. Failure to successfully integrate and manage our growth may have a material adverse effect on our business, financial condition, results of operations or prospects.

Our acquisitions are subject to governmental approvals. Most countries require local governmental approval of acquisition of domestic defense industries, which approval may be denied if the local government determines the acquisition is not in its national interest. We may also encounter anti-trust issues in certain areas as our operations expand.

Our due diligence in acquisitions may not adequately cover all risks. There may be liabilities or risks that we fail or are unable to discover in the course of performing due diligence investigations relating to businesses we have acquired or merged with or may acquire in the future. Examples of these liabilities include employee benefits contribution obligations, estimated costs to complete contracts, non-compliance with applicable environmental requirements or infringement of third party intellectual property rights by prior owners for which we, as a successor owner, may be responsible. Such risks may include changes in estimated costs to complete programs and estimated future revenues. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments. Moreover, if the value of the acquired company were to decrease after the acquisition, or after follow-on investments in that company, we could face impairment issues. We try to minimize these risks by conducting due diligence as we deem appropriate under the circumstances. However, there is no assurance that we have identified, or in the case of future acquisitions, will identify, all existing or potential risks. Also, although generally we require the sellers of acquired businesses or assets to indemnify us against undisclosed liabilities, we cannot assure you that the indemnification will be enforceable, collectible or sufficient to fully offset the possible liabilities. Such liabilities could have a material adverse effect on our business, financial condition, results of operations or prospects. In addition, there may be situations in which our management determines, based on market conditions or other applicable considerations, to pursue an acquisition with limited due diligence or without performing due diligence at all.

Risks Related to Our Israeli Operations

Conditions in Israel may affect our operations. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel, despite Israel having signed peace agreements with Egypt and Jordan. Since 2000, there has been ongoing hostilities between Israel and the Palestinians, which has adversely affected the peace process and at times has negatively influenced Israel’s economy as well as its relationship with several other countries. The recent Palestinian election has created further uncertainty, and there is no assurance that the current situation with the Palestinians will improve or, if it did, that the political and economic situation in Israel would improve as a result.

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

Israel’s economy may become unstable. Over the years, Israel’s economy has been subject to a number of factors that have affected its stability. These include periods of inflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the Government of Israel has intervened in different sectors of the economy. Such intervention has included employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli Government has periodically changed its policies in all of these areas. Although in recent years the stability of the Israeli economy has increased, and the Israeli Government has liberalized many economic regulations, reoccurrence of previous destabilizing factors could make it more difficult for us to operate our business as we have in the past.

Changes in the U.S. dollar — NIS exchange rate. The exchange rate between the NIS and the U.S. dollar has fluctuated in recent years, although it was relatively stable in 2004 and 2005. While most of our sales and expenses are denominated in dollars, a portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, a change in the value of the NIS compared to the dollar could affect our research and development expenses, manufacturing labor costs and general and administrative expenses. See below – Item 5. Operating Financial Review and Prospects – Management’s Review and Analysis — Impact of Inflation and Exchange Rates – Inflation and Devaluation.

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

Israeli Government programs and tax benefits may be terminated or reduced in the future. Elbit Systems and some of our Israeli subsidiaries participate in programs of the Israeli Chief Scientist’s Office (OCS) and the Israel Investment Center, for which we receive tax and other benefits as well as funding for development of technologies and products. The benefits available under these programs depend on our meetings specified conditions. If we fail to comply with these conditions, we may be required to pay additional taxes and penalties, make refunds and be denied future benefits. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under these programs. See below — Item 4. Information on the Company – Conditions in Israel – Chief Scientist and Investment Center Funding. We cannot assure you that these benefits will be available in the future at their current levels or at all.

Recent changes to Israeli pension regulations could impact us.  In May 2006, new Israeli pension regulations were published relating to the level of employer contributions to pension funds and the basis for calculating such contributions, and it is not yet clear how these regulations will apply to us.

Israeli law regulates acquisition of a controlling interest in Israeli defense industries. Recent Israeli legislation regarding the domestic defense industry requires Israeli Government approval of an acquisition of a 25% or more equity interest (or a smaller percentage that constitutes a“controlling interest”) in companies such as Elbit Systems. This could limit the ability of a potential purchaser to acquire a significant interest in our shares. See below – Item 4. Information on the Company – Governmental Regulation – Approval of Israeli Defense Acquisitions.

It may be difficult to enforce a non-Israeli judgment against us, our officers and directors. We are incorporated in Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce against us or any of those persons in an Israeli court a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws. It may also be difficult to effect service of process on these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions filed in Israel. See below – Item 4. Information on the Company – Conditions in Israel – Enforcement of Judgments.

Item 4. Information on the Company

Business Overview

Main Activities

                We develop, manufacture and integrate advanced, high-performance defense electronic and electro-optic systems for customers throughout the world. We focus on designing, developing, manufacturing and integrating command, control, communication, computer, intelligence, surveillance and reconnaissance (C4ISR) network centric systems for defense and homeland security applications. We also perform upgrade programs for airborne, land and naval defense platforms, often as a prime contractor. Moreover, we develop and manufacture avionic products for the commercial aviation market. In addition, we provide a range of support services.

Our major areas of operations include:

•	military aircraft and helicopter systems and upgrades;

•	helmet mounted systems;

•	unmanned air vehicle (UAV) systems;

•	electronic warfare (EW) and signal intelligence (SIGINT) systems;

•	commercial aviation products;

•	land vehicle systems and upgrades;

•	C4I and government information systems;

•	military communications systems and equipment;

•	electro-optic and countermeasures systems and products;

•	homeland security systems;

•	naval systems; and

•	technology spin-offs and other commercial activities.

                Many of these major activities have a number of common and related elements. Therefore, marketing, research and development, manufacturing, performance of programs, sales and after sales support often are conducted jointly among these areas of activities.

                We tailor and adapt our technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, we provide customers with cost-effective solutions, and our customers are able to improve their technological and operational capabilities within limited defense budgets.

Market Environment

                The military actions in recent years and ongoing terrorist activities have caused a shift in the defense priorities for many of our major customers. More emphasis is being placed on command, control, computers, communications and intelligence (C4I) systems, as well as intelligence, surveillance and reconnaissance (ISR) systems. These include network centric information systems, intelligence gathering, border and perimeter security, UAVs, unmanned ground vehicles (UGVs), remote controlled systems, space and satellite based defense capabilities and homeland security applications. There is also a growing demand for cost effective logistic support and training services. We believe our existing systems, products and capabilities place us in a position to meet emerging customer requirements in many of these areas. We continue to perform platform upgrades and believe that some types of upgrade programs and electronic and electro-optic systems, particularly those that emphasize C4ISR, will continue to be a significant portion of defense budgets in many countries.

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

                We operate as a multi-domestic organization in order to meet the needs of our customers around the world. The Group’s structure enables us to benefit from the synergy of our overall capabilities while at the same time focus on local requirements.

Company History

                We have many decades of operational experience. Elbit Systems was formed in 1996 as part of the Elbit Ltd. corporate demerger, which spun-off Elbit Ltd.‘s defense related assets and business to Elbit Systems. From its founding in 1966 until the demerger, Elbit Ltd. (formerly Elbit Computers Ltd.) was involved, among other operations, in a wide range of defense related airborne, land, naval and C4I programs throughout the world, and Elbit Systems continues these activities.

                In 2000, Elbit Systems merged with Elop Electro-Optics Industries, Ltd. (Elop). Following the merger, Elop (currently known as Elbit Systems Electro-Optics Elop Ltd.) became a wholly-owned subsidiary of Elbit Systems. Elop has more than 60 years of experience in the electro-optics area. The merger enhanced our position as the largest non-government owned defense company in Israel.

                With the acquisitions we made in 2005 of a 70% interest in Elisra Electronic Systems Ltd. (Elisra) and a 40% (43% as of June 15, 2006) interest in Tadiran Communications Ltd. (Tadiran Communications), we became Israel’s largest defense contractor. See below –“Recent Acquisitions”.

Trading Symbols and Address

                Elbit Systems’ shares are traded on the Nasdaq National Market (Nasdaq) under the symbol “ESLT” and on the Tel-Aviv Stock Exchange (TASE).

                Our main offices are in the Advanced Technology Center, Haifa 31053, Israel, and our main telephone number at that address is (972-4) 8315315.

Major Activities

                Military Aircraft and Helicopter Programs and Systems. We supply advanced airborne electronic and electro-optic systems and products to leading military aircraft manufacturers and end users. Such airborne systems and products include weapons guidance and fire control systems, mission computers, cockpit management systems, display systems, head-up displays, digital maps, night vision systems, forward-looking infra-red (FLIR) systems, laser range finders and designators, airborne C4I systems, stabilized line-of-sight payloads, aerial reconnaissance systems, store management systems, digital video recording systems, laser and infrared seekers for guided munitions, mission planning and mission debriefing systems, full mission simulators, tactical simulators and virtual training systems. Elbit Systems also is a prime contractor for aircraft and helicopter upgrade programs. We act as the upgrade integrator, and supply systems and products, for military airborne platforms including:

•	fixed-wing aircraft such as the F-4, F-5, F-15, F-16, F-18, F-35, T-38, T-45, MiG-21, SU-25, SU-30, C-130, A-4, A-10, B-2, Mirage, AL-X, AM-X, IAR-99, and AT-63 Pampa; and

•	helicopters such as the CH-47, CH-53, Cobra, Puma, Super Puma, OH-58 Kiowa Warrior, AH-64 Apache, ARH, H-60 Blackhawk, S-70 Blackhawk, MI-8, MI-17, MI-24 and Linx EC225, as well as the V-22 Osprey tilt rotorcraft.

                Helmet Mounted Systems. We design and supply advanced helmet mounted systems for fighter aircraft and helicopter pilots and land applications. These include tracking and display systems for target designation, weapon and sensor slaving and processing and display of tactical information for pilots, both for day and night flying. Our helmet mounted systems are supplied as part of Elbit Systems’ upgrade programs as well as on a stand-alone basis.

                UAV Systems. We design and supply integrated UAV systems and mini-UAV systems. We design and manufacture a variety of UAV platforms, including the Hermes and Skylark families of UAVs. We also design and supply command and control ground stations elements that can be adapted for various types of UAVs, as well as training systems with capabilities to simulate payload performance, malfunctions and ground control station operation.

                EW and SIGINT Systems. Through our 70%-owned subsidiary Elisra, we supply a range of self-protection suites and systems for airborne platforms including advanced EW and electronic countermeasure systems, communications jammer solutions, missile warning systems, laser warning systems and radar warning receivers. Elisra also furnishes SIGINT — electronic intelligence (ELINT), communications intelligence (COMINT) and direction finding (DF) — systems designed for air, ground and naval platforms and applications.

                Commercial Aviation Systems. We design and manufacture a range of products and systems for the commercial aviation and general aviation markets. Our commercial aviation product line includes the Vision Based Cockpit ™ concept, incorporating our All Weather Window® Enhanced Vision System (EVS), our General Aviation – Vision System (GAViSTM) and our Advanced Flight Display System. We also supply head-up displays for commercial aircraft, flight displays and moving map systems for commercial helicopters and a line of air data computers and sensors for the general aviation market. Our legacy products for commercial aircraft include altimeters, pressure meters, cockpit indicators and avionics test equipment. Our commercial avionics systems are employed on aircraft such as the Gulfstream 200, 300, 350, 440, 450, 500 and 550, the Boeing MD-10 and MD-11, the Airbus A300 and A310, the Cessna CJ 1, 2 and 3 Bravo, XLS, Citation Mustang, ENCORE, Beechcraft/Raytheon Hawker 400 and 800 and King series, and on EC-725 helicopters. In May 2006, we acquired a 20% interest in Sandel Avionics Inc. (Sandel) which develops and produces flight instruments, primarily for the general aviation market. See below“Recent Acquisitions – Sandel”.

                Land Vehicle Programs and Systems. We upgrade and modernize tanks and other combat vehicles both as a prime contractor and as a systems supplier to leading platform manufacturers. Our land vehicle systems include fire control systems, electric gun, turret drive and stabilization systems, overhead remote control weapon stations, battle management systems, FLIRs, gunner’s and commander’s sights, lasers range finders, laser warning systems, displays, life support systems and hydraulic systems for tanks, personnel carriers and other combat vehicles. We develop and supply unmanned ground vehicles for a variety of land based missions. We also supply training systems for tanks and fighting vehicles. Land vehicle programs containing our systems and products include the Merkava, M1 Abrams, Centurion, M-60, T-55, T-72, Bradley A-3, MLRS, HIMARS, MTVR, AMX-30, SK-105, MK-109, ULAN, Pandur, LAV and Piranha III.

                C4I and Government Information Systems. We design, manufacture and integrate C4I systems for ground forces and battlefield management and control applications. These include artillery command and control systems, day-night observation systems, C4I battlefield management systems for headquarters and maneuvering forces as well as battle management systems for battalion combat teams, tactical communications systems and radios that provide infrastructure and connectivity for network centric architecture solutions, tactical ground reconnaissance systems and tactical battle group trainers. This includes our prime contractor role for the Israeli Digital Army Program. We also design and manufacture C4I systems and products for infantry soldiers. This includes our prime contractor role for the Israeli Future Infantry Soldier Program. We also design and manufacture governmental information technology systems and integrated information gathering systems for border control and management systems, crime prevention and other governmental applications.

                Military Communications Systems and Products. Our 43%-owned non-consolidated affiliate, Tadiran Communications, supplies military communications systems and products for a wide range of customers worldwide. Specializing in radio communications, Tadiran Communications develops and supplies solutions for voice, data and video (multimedia) applications in a broad range of frequencies, starting at the VLF band though HF, VHF, UHF to the C-band and further on in the mm wave band. The range of products and systems facilitate secured and ECCM immuned voice and broadband data communications, covering the communication needs of all levels of the military echelons. Military product lines include short and medium-range VHF radio systems, long-range HF radio systems, multi-band VHF-UHF handheld/manpack radios, line-of sight multi-channel radio systems, ruggedized computers/communication terminals and personal digital assistances (RPDAs), integrated communications systems combining wireless (radio) and wired (telephony) communications and IP/LAN/WAN networks and situation awareness systems.

                Electro-Optic and Countermeasures Systems. Through Elop, our wholly-owned subsidiary, we design and manufacture a full range of electro-optics sensors and systems for space, air, land and sea applications. The range of electro-optics products includes space cameras and telescopes and specialized sensors, airborne reconnaissance and observation systems, FLIRs for land, naval and airborne applications, laser range finders and laser designators based on flash pumped and diode pumped technologies used in manned and unmanned airborne vehicles and land and naval platforms. Our electro-optic solutions are used for detection, identification and information gathering as well as for land vehicle upgrades. Elop’s ISR related business activities – space cameras, airborne reconnaissance and observation & surveillance – share a broad infrastructure of technologies that provide imagery intelligence (IMINT), long-range observation solutions for space, air, sea and land based sources. In the space area, Elop also maintains in-house Israel’s national space electro-optics infrastructure and is currently a principal subcontractor for the Israeli Ofek satellites. In addition, Elop supplies dedicated satellite payloads for space research and advanced multi-spectral and high resolution pan-chromatic cameras for commercial satellites.

                Homeland Security Systems. We design, manufacture and integrate a range of security systems and products for air, ground and sea homeland security and homeland defense applications. These include land maritime and coastal control and surveillance systems , airport and seaport security systems, border control systems, access and border registration control systems, C4I homeland security applications, facility perimeter security products, electronic fences, electro-optic surveillance systems and tactical mini-UAV’s for defense, police, border and coast guards and homeland security uses.

                Naval Systems. Our naval systems include naval combat management systems, shipboard combat system integration, naval electro-optic observation systems, naval tactical trainers, submarine electronic support management systems, shipboard decoy countermeasure launching systems and unmanned surface vessels.

                Technology Spin-Offs and Other Commercial Activities. We are engaged in spin-offs of our defense technologies to commercial applications as well as other commercial activities. Our spin-off and other commercial activities to date are in the areas of medical equipment, commercial satellites, satellite communications for commercial aircraft, commercial communications systems, microwave technology, night vision systems for automobiles and general manufacturing services.

Revenues

                The table below shows our consolidated revenues for groups of major areas of operations for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
	(U.S. dollars in millions)
Airborne Systems:	$374	$368	$421
Land Vehicle Systems:	200	199	117
C4ISR Systems:	134	109	218
Electro-Optic Systems:	140	200	242
Other (mainly non-defense engineering and production):	50	64	72

Total:	$898	$940	$1,070

Systems and Products

The following is a brief description of our main systems and products:

Military Aircraft and Helicopter Systems

Cockpit Management Systems — for reduced pilot workload while operating complex weapons platforms.

Airborne Computers — for mission management performance.

Weapon Delivery and Navigation Systems — for controlling weapon delivery and navigation.

Display Systems — for processing and displaying tactical information, including head-up and multi-functional displays.

Airborne C4I Systems —for network centric airborne, command, control, communication and intelligence and situational awareness.

Digital Map Systems and Mass Memory Devices — for storing digitized mapping information and providing pilots with mapping and other tactical information correlated with aircraft position.

Stores Management Systems — for operating and releasing airborne weapons.

Digital Video Recording Devices – for mission and maintenance debriefing.

Weapon Guidance Systems – laser and infrared kits for guiding precision weapons launched from aircraft.

Cockpit Instrumentation –altimeters, pressure meters, cockpit indicators and avionics test equipment.

Simulators– for airborne and ground training.

Virtual Training Systems – for embedded training.

Mission Planning and Debriefing Systems– for planning and debriefing of fixed and rotary-wing aircraft missions.

Helmet Mounted Systems

Pilot Helmet Mounted Systems – for air superiority, target designation, weapon and sensor slaving and information display.

Night Vision Systems — for improving range and clarity of what pilots see while flying at low altitude and with poor flight visibility.

Land Helmet Mounted Systems – for use on land platforms and individual soldier applications.

Cockpit Mapping Systems – advanced adaptive technologies for line of sight alignment in a cockpit.

UAV Systems

UAV Systems –comprehensive systems, including the air vehicle, payloads, data link, ground control system and ground support equipment.

Hermes 1500 – medium altitude long endurance UAV system designed for Corps and Command level support missions and for maritime patrol.

Hermes 450 – tactical long endurance UAV system designed for Division level support missions.

Hermes 180 – tactical short range UAV system designed for Brigade level support missions.

Skylark I – man-packed close range UAV systems for Company Battalion level support missions.

Skylark II – electrically propelled and highly covert short-range UAV system providing Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) capabilities to Company – Brigade tactical echelons.

Ground Control Stations –designed with an open architecture concept that is adaptable to various types of UAVs.

Training Systems — for simulation of full UAV operation, payload data and malfunctions.

EW and SIGINT Systems

EW Suites –advanced self protection integrated capabilities for various types of combat aircraft, naval and ground platforms, covering multi-spectral bands (RF, Laser and IR).

SIGINT Systems – full electromagnetic spectrum, SIGINT (ELINT, COMINT and DF) systems for tactical and strategic intelligence gathering for airborne, ground and naval applications.

Electronic Counter Measures (ECM) – wide range of systems for self protection and electronic attack for airborne, naval and ground platforms including SPJ (Self Protection Jammer), EJ (Escrow Jammer) and COMJAM (Communication Jammer).

Counter Improvised Explosive Devices (CIED) – a range of electronic jammer anti-bomb products, including cellular selective jammer and protection systems from IED.

Data Links and Video Dissemination Systems – smart data link solutions for unmanned platforms, guided weapons and satellites and video dissemination for airborne, ground and naval applications.

Microwave and Microelectronic Solutions – wide range of products including components, super components and microelectronics for EW, radar and communication systems.

Spectrum Management & Control Systems – for security and commercial government requirements.

Search and Rescue Systems – advanced solutions for pilots and rescue teams for the combat arena as well as personal search and rescue systems for non-combat situations.

Commercial Aviation Systems

Vision-Based CockpitTM —new technologies utilizing real-time and synthetic vision systems along with new head-up and head-down displays for the cockpits of the future.

Enhanced Vision Systems (EVS) – for improving the capability of aircraft to execute precision approaches, safely land in fog, rain snow and other reduced visibility conditions thereby reducing CFIT accidents, and providing improved situational awareness during ground operations aiding in runway incursion accident reductions.

General Aviation Vision System (GAViSTM) – low-cost IR based vision system that mounts like an antenna for general aviation aircraft.

Advanced Flight Display System – for assisting the air crew in flight and mission management, navigation, and communication while reducing pilot workload and increasing flight safety in both VFR and IFR flight conditions, and allows the display of all primary flight information, navigation data, weather radar, or digital maps.

Head-Up Displays — new technology LCD head-up displays for air transport and high-end business aircraft.

Air Data Computers and Sensors – flightline and shop air data testers.

Cabin Pressurization Systems – modern solid-state technology, cabin pressurization control systems designed to minimize cost, weight, and panel space, and meet the needs of advanced business and commuter aircraft.

Cockpit Instruments – altimeters, pressure meters and cockpit indicators.

Land Vehicle Systems

Fire Control Systems – for target identification, acquisition and engagement, incorporating thermal imaging, laser range finders, day TV, digital ballistic computers and sensors using day and night vision systems and displays.

Electric Gun and Turret Drive Systems — for controlling electrically driven turrets and guns, using advanced brushless technology and digital/software based servo systems.

Battle Management Systems — for data processing and situational awareness of vehicle crews and commanders.

Overhead Remote Weapon Stations 7.62 mm and Unmanned Turrets 25/30 mm –for transforming armored vehicles into armored fighting vehicles by providing the crew with the combat capabilities of a turreted vehicle.

Color Flat Panel Displays –for presentation of maps and command and control data, as well as video generated by thermal imaging systems.

Mass Storage Devices – for storage of maps and battle command information using solid state memory devices based on commercial off the shelf and PCMCIA technology.

Commander Panoramic Sights — for 360º independent panoramic target location and identification and gun-turret direction, using day and night vision systems.

Laser Warning Systems – for identifying and pinpointing the angular direction of laser sources generated by laser range finders and laser guided and laser beamrider missiles.

Ground Electronic Countermeasures (GECM) Systems — for protection of ground vehicles and convoys from Improvised Explosive Devices (IEDs) and other threats.

Unmanned Ground Vehicles (UGVs) – dedicated autonomous vehicles, equipped with sensory perception and artificial intelligence capabilities for various land based applications.

Simulator and Training Systems — for tank and fighting vehicle training, based on optical and computerized image generation technology.

Hydraulic Systems – for vehicle fueling, braking, suspension and power pack operation.

Life Support Systems – for environmental, climate and nuclear, bacterial and chemical (NBC) protection and control.

C4I and Government Information Systems

Digital Army“System of Systems” —advanced combat concepts geared to increase operational effectiveness and connectivity throughout all land force echelons, in all combat situations, under a unified operational concept, providing computerized systems down to the single soldier level to facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons.

Artillery C4I Systems — for C4I applications among field artillery units deployed from the platform to brigade levels, managing all aspects of artillery operations, including for theater missile defense applications.

Battlefield Management Systems –comprehensive solutions comprising advanced electro-optical sensors, multi functional displays, command and control software, information and dissemination systems and advanced mission computers, for enabling coordination between fighting vehicles, that provide situational awareness to peace-keeping operations and maneuvering forces, including combat vehicles, engineering corps and logistic support personnel.

Headquarters and Force Maneuvering Management Systems – integrated command and control systems for maneuvering forces, providing updated situational awareness, command dissemination and decision support tools.

Tactical Ground Reconnaissance Systems —for border control and ground reconnaissance operations.

Digital Soldier Systems – for future digital soldiers, equipping individual soldiers with computers, helmets, communication systems and weapon systems.

TORC2H– command and control application system.

MapCore– software design kit providing mapping capabilities for application programmers, capable of manipulating 2D maps, 2.5D maps (2D maps with elevation) and 3D maps (terrain visualization) in the application’s user window and serving as an infrastructure for developing moving map, mission planning and debriefing, C4ISR and Simulator systems.

Enhanced Tactical Computers – tactical PCs for military field use.

Tactical Battle Group Trainers – for training commanders and staff from company level to battalion battle group and brigade-sized operations.

Information Technology Systems —for crime prevention, information management, border control and other governmental applications.

Integrative Component-based Exploitation (ICE) System — fully integrative multi-sensor exploitation system providing an end-to-end solution for the entire operational cycle of satellite and airborne digital imagery.

Anti-Money Laundering Systems –information technology systems for law enforcement anti-money laundering and combating of terrorist financing activities.

Military Communications Systems

Tactical Radio Systems – comprehensive HF, VHF and UHF radio communications solutions for the maneuvering tactical forces and headquarters to enable efficient and effective command and control at all echelon levels.

Multi-Channel Radio (MCR) Systems — ECCM-capable, anti-jamming MCRs, especially suited for dense military communications conditions, providing broadband, yet frequency-spectrum efficient communications between headquarters.

Advanced Power Amplifiers – RF power amplifiers for ground mobile, shipborne, airborne and fixed-station applications, covering a wide range of frequencies and power levels, and featuring advanced linearization techniques, high capacity data handling capabilities, low power consumption and high spectral efficiency.

Tactical Computers and Communication Terminals – advanced and small rugged handheld/mobile computers providing the combat echelons in the battlefield with digital messaging and navigation capabilities in support of C4I applications and Ruggedization Personal Digital Assistants (RPDAs), with functionalities similar to those of civilian PDAs products, providing digital mapping, navigation, route planning, situational awareness, tactical information sharing, mission planning and other digital battlefield applications under combat conditions.

Integrated Radio Communication System (IRCS) – combines a diverse range of communications networks including regular telephony, wireless communications and newer technology-based networks such as IP and fiber optics into one integrated network.

Power HF Communication System – a turn key, advanced high-power HF radio communication system with optimized resource management and allocation facilities and automatic backup for strategic fault-free, long-range operational needs.

Bro@dNet Communication System – for point-to-multi-point, high-capacity broadband, IP-based data, video and voice communications based on wireless broadband WIMAX technology.

AW@RENET Communication System – a tactical situation awareness command, control and communication system that enables the commanders and soldiers in the field to access and share real-time tactical information via tactical radio networks by means of end-to-end IP tactical internet connectivity.

Mobile Net Communication System – compact and scalable,“out-of-the-box”secured cellular mobile network solution for fast-deployment applications.

Tactical Data Communication Systems – for network centric information exchange for ground applications, using data radios, modems, protocols, message handling systems, voice over IP and tactical internet.

Military Wireless LAN – immune wireless systems for wideband data transmission, with high survivability in dynamic and noisy military environments.

Electro-Optic and Countermeasures Systems

FLIR Systems —for thermal imaging observation without need for natural or artificial light for air, land and sea platforms, including hand-carried portable solutions.

Laser Range-Finders and Designators —for range finding and designation of targets for air, land and naval platforms based on solid state flash lamp and diode pumped technologies, including eye-safe systems.

Payloads —for observation, target acquisition, target engagement training and fire control using stabilized line-of-sight systems, incorporating laser range finders or designators and thermal and TV cameras.

Countermeasures Systems – for airborne and naval applications.

Aerial Reconnaissance Systems —for long-range and day/night IMINT information collection from high, medium and low altitude in penetrating and stand-off missions using digital photography, transmission, processing and display systems.

Long-Range Day & Night Surveillance Systems — for improving day and night vision, including computerized information processing.

Space Camerasand Telescopes– advanced panchromatic and multi-spectral cameras for high resolution, remote sensing satellites for commercial and military space IMINT, supplying high resolution ground images and for scientific space research.

Homeland Security Systems

Border and Coastal Security Systems – turn-key solutions, based on C4I, UAV, E-Fences, electro-optic surveillance sensors, virtual fences and fiber optic sensors.

Perimeter Security Systems – turn-key perimeter solutions for airports, seaports, critical sites and pipelines security systems.

Access and Border Control Registration Systems – integrated IT/biometric solutions for national border gates passengers and vehicle integration access, including automatic point of entry (POE) applications.

Homeland Security Products – tot-wire/vibration high-end E-Fences, long/medium and short-range FLIR/CCTV/Laser/VMD electro-optic surveillance sensors for a full range of border and perimeter applications.

Tactical Mini-UAVs – for border and critical site surveillance.

Naval Systems

Naval Combat Management Systems (CMS) – command and control, data links, sensors and effector control systems for naval ships including integrated tactical information and operation of weapon systems.

Naval Combat Systems Integration – integration of weapons and sensors for naval platforms.

Stabilized Electro-Optical Payloads – for naval observation and electro-optical stabilized line of sight fire control systems.

Computerized Naval Simulators – for tactical training of naval officers at shore-based locations.

Submarine EW Systems — electronic support measurements (ESM) for threat identification and electro-magnetic analysis.

Shipboard EW Systems – for EW protection and identification applications.

Shipboard SIGINT Systems – for a range of sea-based intelligence applications.

Shipboard Communication Systems – for a range of seaborne communication applications.

Shipboard Decoy Countermeasure Launching Systems — sophisticated countermeasures deployment of chaff and flair against missile threats.

Unmanned Surface Vehicles — unmanned naval systems for various maritime applications that adapt the capabilities and applications of UAVs.

Satellite Communication Systems — VSAT communication systems with high band rate data and voice transfer for land and naval forces.

Principal Subsidiaries

                Elbit Systems of America

                We conduct most of our business in the United States through the Elbit Systems of America (ESA) group of wholly-owned subsidiaries, including EFW Inc. (EFW), Kollsman, Inc. (Kollsman) and International Enterprises Inc. (IEI). ESA provides products and system solutions focusing on U.S. military, commercial aviation and homeland security customers. Elbit Systems holds its shares in the ESA companies through a Delaware holding company Elbit Systems U.S. Corp. (ESC). We are in the process of establishing ESA as a corporate entity, and currently EFW holds Kollsman’s and IEI’s shares.

                EFW. EFW is incorporated in Delaware and based in Fort Worth, Texas. It focuses on design, development, production and life cycle support of mission critical systems for U.S. and allied military tactical platforms. In 1993, EFW acquired most of the assets of General Dynamics Corporation’s (General Dynamics) Electronics Manufacturing Center in Fort Worth, which mainly manufactured and supplied electronic components for F-16 aircraft. Since then EFW has expanded its activities to a number of additional areas involving tactical aircraft, helicopters, land vehicles, UAVs and smart munitions. These include programs for the V-22 Osprey tilt rotorcraft, the Bradley A-3 fighting vehicle, the Multiple Launch Rocket System, JDAM munitions, Viper Strike smart munitions, the AH-64 Apache helicopter, the UH-60 Blackhawk helicopter, the OH-58D Kiowa Warrior helicopter, the Advanced Reconnaissance Helicopter (ARH), the A-10 aircraft, the F/A-18 aircraft, the C-130 transport aircraft, the B-2 bomber aircraft as well as additional systems for the F-16. EFW is involved in a number of joint projects with Elbit Systems Group companies and with other U.S. defense companies. In addition, as described below, EFW and Rockwell Collins Inc. each own 50% of Vision Systems International LLC, which is engaged in the area of helmet mounted systems for fighter aircraft.

                Kollsman. Kollsman, Inc. (Kollsman) is a wholly-owned Delaware subsidiary located in Merrimack, New Hampshire. Kollsman is engaged mainly in developing and manufacturing cockpit instruments and enhanced vision systems for civil and military aircraft and observation and targeting systems for land vehicles and aircraft. Kollsman has also recently begun activities in the U.S. homeland security market. Through its wholly-owned subsidiary, KMC Systems, Inc., Kollsman is also involved in manufacturing medical instrumentation. In May 2006, Kollsman acquired a 20% interest in Sandel, a company engaged in integrated display and other products for the general aviation market. See below “Recent Acquisitions – Sandel.”

                IEI. International Enterprises, Inc. (IEI) is a wholly-owned Alabama subsidiary located in Talladega, Alabama, that provides repair, maintenance and logistics support for a number of military electronic systems and components installed on aircraft, helicopters and ground support equipment for the U.S. military and other customers worldwide. IEI serves as EFW’s focal point for after-market support capability.

                ESA’s Major Customers. Major customers of the ESA companies include Lockheed Martin Corporation (Lockheed Martin), the Boeing Company (Boeing), the U.S. Army, U.S. Navy (USN), U.S. Air Force (USAF), U.S. Marine Corps (USMC), the IMOD, Bell Helicopter Textron Inc. (Bell Helicopter), Northrop Grumman Corporation, BAE Systems Inc., Gulfstream Aircraft Corporation, Federal Express, Honeywell International Inc., Oto Melara S.p.A. and CMI — Cockerill Mechanical Industries S.A.

                ESA’s Recent Contracts. Recent contract awards include development and supply of hand held thermal imaging and laser systems for the USMC, supply of urgent Operation Iraqi Freedom (OIF) equipment for the USMC, ongoing maintenance of F-16 head-up displays and various other avionic components, digital video recorder for the USAF B-2, upgrade of the USMC (LAV) Command and Control vehicle , design of a new gunner display unit (GDU), for the U.S. Army MLRS and HIMARS vehicles, multi-year production of electronic system for the U.S. Army Bradley A-3, development and supply to Bell Helicopter of the helmet display and tracking systems for the U.S. Army Advanced Reconnaissance Helicopter (ARH), development and manufacturing of primary flight displays for F/A-18 E/F aircraft, design of a new mission computer for the U.S. Army AH-64 Apache helicopter, development and supply of Enhanced Vision Systems and head-up displays for

Federal Express wide body aircraft, multi-year supply of commercial data entry electronic units, commercial central interface units, color multi-function displays and digital video recorders for the F-16 and semi-active laser seekers for JDAM munitions. See below“Current Business Operations – Aircraft and Helicopter Systems — Helmet Mounted Systems —Land Vehicle Systems and Electro-Optical and Countermeasures Systems”.

                FMF. The ESA companies also act as contractors for U.S. Foreign Military Funding (FMF) and Foreign Military Sales (FMS) programs. See below“Governmental Regulations – Foreign Military Funding”.

                Engineering and Manufacturing. EFW has extensive engineering and manufacturing capabilities at its Fort Worth facilities as does Kollsman at its facilities in New Hampshire. IEI’s facilities in Alabama and EFW’s facilities in Georgia have significant maintenance and repair capabilities. See below“Manufacturing” and “Customer Satisfaction and Quality Assurance”.

                SSA. ESA (through EFW) Elbit Systems, ESC and the DOD are parties to a Special Security Agreement (SSA). The SSA provides controls and procedures to protect classified information and export controlled data received by the ESA companies in performing U.S. Government contracts. The SSA allows the ESA companies to participate in classified U.S. Government programs even though, due to its ownership by Elbit Systems, the ESA companies are considered under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of ESA’s board of directors (though EFW) was permanently established to supervise and monitor compliance with ESA’s security procedures. The SSA also requires ESA’s (through EFW) board of directors to include outside directors who have no other affiliation with the Elbit Systems Group. ESA’s board of directors also contains officers of ESA and up to two inside directors, who have other affiliations with the Elbit Systems Group. The SSA requires outside directors and officers of the ESA companies who are directors, and some other senior officers, to be U.S. resident citizens and eligible for DOD personal security clearances.

                VSI

                Vision Systems International LLC (VSI) is a California limited liability investee company based in San Jose, California. EFW and Rockwell Collins Inc. (Rockwell Collins) each own 50% of VSI. Founded in 1996, VSI acts on a world-wide basis on behalf of Rockwell Collins and Elbit Systems/EFW in the area of helmet mounted display systems for fixed-wing military and paramilitary aircraft. VSI performs marketing, project management, contract administration and systems engineering. Elbit Systems, EFW and Rockwell Collins each have provided VSI with licenses to use their helmet mounted display technologies. In general, VSI subcontracts product development and production to its owners on an approximately equal basis. Each owner has equal representation on VSI’s management.

                VSI is the prime contractor to Boeing and Lockheed Martin for the design and manufacture of the Joint Helmet Mounted Cueing System (JHMCS) for the USAF, and USN and U.S. Air National Guard (ANG) F-15, F-16 and F/A-18 aircraft. VSI also has contracts to supply helmet mounted systems for fighter aircraft to the Israel Air Force (IAF), and more than 15 other international customers. VSI has developed a dual-seater version of the JHMCS and is in full scale JHMCS production. In addition, VSI is under contract to Lockheed Martin to develop the helmet mounted system for the U.S. F-35 Joint Strike Fighter (JSF). See below“Current Business Operations – Helmet Mounted Systems”.

                Elop

                Based in Rehovot, Israel, our wholly-owned subsidiary Elop operates in the area of electro-optic systems and products mainly for defense, space and homeland security applications. It has significant design, engineering and manufacturing capabilities. Elop has a broad customer base, both in Israel and internationally.

                Elop designs, engineers, manufactures and supports a wide range of advanced electro-optic air, space, land, naval and space systems and products described elsewhere in this Form 20-F. These include IMINT solutions, such as airborne reconnaissance systems and spaceborne reconnaissance systems, observation and surveillance stabilized payloads, laser systems, head-up displays, thermal imaging systems, integrated sights and robotic sensors for ground applications and electro-optical homeland security and defense security systems. See below“Current Business Operations – Aircraft and Helicopter Systems — Aircraft Head-Up Displays, Aircraft Electro-Optic Systems, Aerial Reconnaissance Systems and Electro-Optics Products for Helicopters; Land Vehicle Systems — Merkava and Thermal Imaging Systems — Electro-Optical and Countermeasures Systems – Naval Systems and – Homeland Security Systems.”

                Cyclone. Cyclone Aviation Products Ltd. (Cyclone) is a wholly-owned Israeli subsidiary of Elbit Systems. Located near Karmiel, Israel, Cyclone designs and produces composite and metal structural parts for civil and military aircraft. Cyclone also performs maintenance, integration of systems and upgrades for aircraft and helicopters. In March 2005, Cyclone acquired the assets of IMI’s Aircraft Systems Division, which is involved in manufacturing weapons pylons and external fuel tanks for fighter aircraft. Both directly and through its affiliated company Snunit, Cyclone works with Elbit Systems in supplying flight training services for fixed-wing aircraft and helicopters of the IAF. Cyclone’s customers include the IMOD, the USAF, Boeing, Lockheed Martin, Vought Aircraft Industries Inc., Bell Helicopters Textron Inc., Sikorsky Aircraft Company (Sikorsky), Israel Aircraft Industries Ltd. (IAI) and other aircraft manufacturers and end users around the world. See below“Current Business Operations – Aircraft and Helicopter Systems – Civil Aviation and — Logistics Support Services”.

                Silver Arrow. Silver Arrow LP (Silver Arrow), is an Israeli limited partnership owned by Elbit Systems together with a wholly-owned holding company subsidiary of Elbit Systems. It operates as an integral part of Elbit Systems’ UAV Systems business, which is located both in Nes Ziona and Haifa, Israel. Silver Arrow develops and manufactures UAVs. UEL — UAV Engines Ltd., a wholly-owned British subsidiary of Silver Arrow, manufactures engines for UAVs and other applications. See below“Current Business Operations – UAV Systems”.

                Ortek. Ortek Ltd. (Ortek) is a wholly-owned Israeli subsidiary of Elbit Systems. Located in Sderot, Israel, Ortek operates mainly in the field of homeland defense security systems and products. It develops and manufactures a variety of perimeter security products, such as electronic fences and electro-optic day/night sensors for long and short-ranges for a full spectrum of security applications. Ortek provides security solution systems for perimeter sites (airports, seaports and strategic sites) and C(2) based border and coastal systems. Ortek’s E-fences and electro-optic products are supplied for Israel Defense Force’s (IDF) border applications and to international customers. See below“Current Business Operations — Homeland Security Systems”.

                European Subsidiary. The European Subsidiary is a wholly-owned Belgium subsidiary. It develops, manufactures and supports electro-optical products, mainly for the defense and space markets.

                Elisra

                Elisra is a privately-held Israeli company located in Bnei Brak, Israel, held 70% by Elbit Systems with the balance being owned by Elta Systems Ltd., a subsidiary of IAI. Elisra has two principal wholly-owned Israeli subsidiaries – Tadiran Electronic Systems Ltd. (Tadiran Systems) and Tadiran Spectralink Ltd. (Tadiran Spectralink), each located in Holon, Israel.

                Elisra and its subsidiaries provide a wide range of EW, SIGINT and C4ISR technological solutions. Elisra and its subsidiary’s products are designed for naval, airborne and ground platforms and applications. Their main business areas include EW suites, airborne warning systems, SIGINT (including ELINT, COMINT and DF) systems, electronic counter measures (including ECM and COMJAM), C4I systems for theater missile defense and artillery (through Tadiran Systems), spectrum management & control systems (through Tadiran Systems), smart datalink solutions for UAVs, guided munitions and satellites, video dissemination systems for naval, ground and combat aircraft applications (through Spectralink), search and rescue systems (through Spectralink), counter IED solutions (through Elisra and Tadiran Systems) and a range of microwave and microelectronic products.

                Tadiran Communications

                Tadiran Communications Ltd. (Tadiran Communications) is a publicly traded Israeli investee company in which Elbit Systems owns as, of June 15, 2006, approximately 43% (approximately 42% on a fully-diluted basis), of the voting equity, with the balance of the shares traded on the TASE. Located in Petah Tiqwa, Holon and Kiryat Shmona, Israel, Tadiran Communications has over 40 years of experience in military and civilian communications technologies, with expertise in the fields of RF design and development in frequencies ranging from 1.5 MHz to 5 GHz and 50 GHz to 60 GHz, spread spectrum techniques (e.g. frequency hopping and direct sequence), crypto algorithms, modems for high-speed wireless data transfer applications; error detection and correction methods and techniques adapted to radio channels; advanced synchronization techniques; communication control and networking protocols; and radio over IP (RoIP) and voice over IP (VoIP) technologies. In addition to being the main supplier of tactical communication equipment to the IDF, Tadiran Communications is active in the global military and non-military communication markets. Tadiran Communications has a worldwide customer base for which it provides advanced communications technology, equipment, systems and solutions.

                Tadiran Communications’ wholly-owned U.S. subsidiary, Talla-Com, Tallahassee Communications Industries Inc. (Talla-Com) and Talla-Com’s wholly-owned U.S. subsidiary, Talla-Tech, Tallahassee Technologies Inc. (Talla-Tech), both based in Tallahassee, Florida, serve as Tadiran Communications’ U.S. development, production and marketing arm, concentrating their activities in the areas of advanced RF power amplifiers, military tactical computers and support for the legacy SINGARS radios. Talla-Com also participates in FMS and FMF projects. Tadiran Communications’ 75% owned (as of June 15, 2006) Ulm, Germany based subsidiary, Telefunken RACOMS, is active in both military and civilian communications and serves as Tadiran Communications’ base for the German and European communications markets. Tadiran Communications’ wholly-owned Israeli subsidiary, Snapshield Ltd., designs, develops, markets and supplies managed security solutions for wired and wireless telecommunications for military and non-military applications.

                U-TacS. UAV Tactical Systems Ltd. (U-TacS) is a British subsidiary, held 51% by Elbit Systems (through a wholly-owned holding company – Elbit Systems UK Limited), with the balance being owned by Thales UK Limited, a subsidiary of Thales S.A. (France). U-TacS’ main business is to perform a major part of the Watchkeeper Program. See below“Current Business Operations – UAV Systems – Watchkeeper Program.”

                Kinetics. Kinetics Ltd. (Kinetics), based in Airport City, Israel, is owned 51% by Elbit Systems. The balance is owned by founding employees and private investors in Israel and the United States. Kinetics develops technologies, systems and products in the field of advanced life support and environmental controls, such as climate control systems and nuclear, biological and chemical protection systems for combat vehicles. Also, Kinetics develops and manufactures other products for land vehicles, such as hydraulic, fuel, braking and suspension systems, an auxiliary power unit for land vehicle power pack systems and hydraulic systems for aircraft. Kinetics sells its products to the IDF, the U.S. Army and other customers. Kinetics wholly-owns Real-Time Laboratories, LLC. a company based in Boca Raton, Florida, engaged in the U.S. market in similar activities to those of Kinetics. See below“Current Business Operations – Land Vehicle Systems – Environmental Control and Hydraulic Systems”. Call and put options among the Kinetics shareholders expired on December 31, 2005.

                SCD. Semi-Conductor Devices (SCD) is an Israeli investee partnership equally owned by Elbit Systems and Rafael Armaments Development Authority Ltd. (Rafael). Located in Leshem, Israel, SCD develops and manufactures infrared detectors for thermal imaging equipment and laser diodes used in defense and commercial applications. See below“Current Business Operations – Electro-Optical and Countermeasures Systems.

                Opgal. Opgal — Optronics Industries Ltd. (Opgal) isan Israeli investee company owned 50.1% by Elbit Systems and 49.9% by Rafael. Located in Karmiel, Israel, Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. Its developments include an enhanced vision sensor designed to assist in landing aircraft under limited visibility and harsh weather conditions. Opgal also designs thermal imaging cameras and FLIR systems for applications, such as surveillance, industrial, medical and fire fighting. It also produces OEM FLIR cameras for defense applications. See below“Current Business Operations – Commercial Aviation Systems and – Electro-Optical and Countermeasures Systems”.

                Others. We have several other smaller subsidiaries and investee companies in Israel and other countries.

Recent Acquisitions

                During the past year we continued to expand our capabilities through acquisitions.

                Sandel. In May 2006, Kollsman acquired a 20% interest in Sandel Avionics, Inc. (Sandel), in consideration for $12 million. Sandel, based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market. Kollsman has an option to purchase the remaining 80% interest in Sandel during the 30-month period following the initial investment. During the option period, Kollsman has the right to representation on the Sandel board of directors, as well as other minority rights. In addition, Kollsman and Sandel are cooperating on product development and marketing. See below“Current Business Operations — Commercial Aviation Systems – Sandel”.

                Elisra

                In November 2005, Elbit Systems purchased a 70% interest in Elisra from Koor Industries Ltd. (Koor) for approximately $68.8 million. In addition, Koor is entitled to further conditional consideration in the event of recovery of insurance proceeds relating to a fire at Elisra’s plant in 2001. See below – Item 8. Financial Information – Legal Proceedings – Elisra Plant Fire Insurance Claim.” For a description of Elisra see above“Principal Subsidiaries – Elisra”.

                The purchase of the Elisra shares was made subject to an approval granted by the Israel Antitrust Authority. In accordance with that approval, Elbit Systems agreed to fulfill conditions imposed by the Antitrust Authority relating to the market environment between Elbit Systems and IAI, whose subsidiary holds the balance of Elisra’s shares. Should the Antitrust Authority conclude, during the course of a five-year period following the acquisition, that Elbit Systems has not complied with such conditions, the Antitrust Authority may take various measures, including steps that could result in the cessation of the joint holdings in Elisra by Elbit Systems and IAI.

                The IMOD conditioned its approval of the Elisra acquisition on our agreeing to maintain various Israeli security safeguards at Elisra and on the requirement for IMOD approval in the future in the event we desire to sell a significant part of the shares we hold in Elisra.

                Tadiran Communications

                In November 2005, Elbit Systems completed a multi-stage acquisition of shares held by Koor in Tadiran Communications, acquiring from Koor approximately 32% of Tadiran Communications shares, for an aggregate purchase price of approximately $145 million. Including shares purchased by Elbit Systems on the stock market and through private placements, as of June 15, 2006, we hold in the aggregate approximately 43% of Tadiran Communications’ voting shares (approximately 42% on a fully-diluted basis). For a description of Tadiran Communications see above“Principal Subsidiaries – Tadiran Communications”.

                The IMOD conditioned its approval of the Tadiran Communications acquisition on our agreeing to maintain various Israeli security safeguards at Tadiran Communications and on the requirement for IMOD approval in the future in the event we desire to sell a significant part of the shares we hold in Tadiran Communications.

                In conjunction with Elbit Systems acquisition of Koor’s shares in Tadiran Communications, Koor acquired from the Federmann Group in two stages approximately 7.7% of the equity interest in Elbit Systems. The second stage of the acquisition was completed in August 2005. For a description of Koor’s rights as a shareholder in Elbit Systems see below – Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Agreements Relating to the Tadiran Communications Acquisition.

                Chip PC. In October 2005, Elbit Systems acquired an approximately 20% interest (18.5% plus a loan convertible into additional shares) in Chip PC Ltd. (Chip PC) for approximately $2.5 million. Chip PC is an Israeli company located in Haifa, Israel, engaged in the development and manufacture of“thin client” solutions enabling server based computing technologies to replace traditional PC’s and deploy and control large numbers of work stations.

Current Business Operations

                The contract amount for programs described below is provided only where the amount is considered to be material to Elbit Systems. The areas of operation described below often operate in an interrelated manner.

                Military Aircraft and Helicopter Systems

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

                Our airborne systems and products include, head-up displays, mission computers, digital maps, displays, display processors, weapon control systems, airborne C4I systems, FLIRs, laser products, cockpit instruments, payloads and aerial reconnaissance systems. We also supply helmet mounted display and tracking systems as described below. By reducing the pilot’s workload, these systems are designed to provide greater accuracy, reliability and efficiency in performing missions. We also supply a comprehensive line of aircraft simulator and training systems.

                Aircraft and helicopter upgrade programs are a part of our business strategy. We have implemented this strategy over the past several years in major upgrade programs for existing aircraft and helicopters.

                As further described below, our business activities for military aircraft and helicopter systems include: aircraft avionics systems, aircraft upgrade programs, numerous programs for F-16 aircraft, head-up displays and other electro-optic systems for aircraft, aerial reconnaissance systems, helicopter upgrade programs, electro-optics products for helicopters, precision guidance systems, flight simulators, logistic support services, helmet mounted systems for fighter aircraft and helmet mounted systems for helicopters.

                Aircraft Avionics Systems and Upgrade Programs

                IAR 99. In 2004, Elbit Systems, in cooperation with the Romanian aircraft manufacturer Avioane Craiova, was awarded a $43 million contract from the Romanian Defense Ministry to supply eight IAR-99 lead-in trainer aircraft. The project is being executed in cooperation with Romanian industries over a period of approximately four years. This contract followed our upgrade project of four IAR-99 aircraft which was announced in 2001. The first program has been completed and the aircraft are currently used by the Romanian Air Force.

                F-18 Displays. In 2004, EFW was awarded a contract from Boeing for the design and development of Upfront Control Display (UFCD) and Multi-Purpose Color Display (MPCD) units for F/A-18E/F aircraft. Under the terms of the contract, EFW is providing Form, Fit, Function and Interface (FFFI) replacements of the existing aircraft configuration in support of the F/A-18E/F Multi-Year II program, taking place from 2005 to 2009. The contract award provides options for production units of up to 360 aircraft. The first of these production options was awarded to EFW in 2004, with a second option awarded in April 2006.

                AL-X Brazil. In 2002, Elbit Systems was awarded contracts by the Brazilian Government and by a subsidiary of the Brazilian aircraft company Embraer – Empresa Brasileira de Aeronautica S.A. (Embraer) for the production and logistic support phases of the AL-X Super Tucano aircraft program for the Brazilian Air Force. The contracts are valued at more than $80 million and are being performed over a period of approximately four years. Under the contracts we supply avionics systems, equipment and logistic support for 76 AL-X light attack and trainer aircraft being manufactured by Embraer for the Brazilian Air Force. This followed our completion of a development contract for the AL-X. We began delivering equipment for production aircraft in 2004. The avionics system for the AL-X includes an advanced mission computer, liquid crystal displays, head-up display, navigation system, digital video recorder (DVR) and embedded GPS/INS radio altimeter (EGIR). In addition, we are supplying simulators, planning mission stations and debriefing stations. Maintenance and logistic support to the Brazilian Air Force are provided mainly through Elbit Systems’ Brazilian subsidiary Aeroeletronica – Industria de Componentes Avionicos S.A. (AEL), located in Porto Alegre, Brazil. Program funding is provided in part through a financing arrangement between the Brazilian Government and commercial banks. The contracts call for“buy-back” to be performed over a multi-year period. See below“Buy Back”.

                Colombia AL-X. In May 2006, Elbit Systems received a contract from Embraer for the supply of avionic systems for 25 AL-X aircraft to be supplied by Embraer to the Colombian Air Force. Deliveries are scheduled to occur through 2007.

                F-5 Brazil. In 2001, Elbit Systems began work under contracts for the Brazilian F-5 Aircraft Modernization Program. The program calls for the upgrade of 46 F-5 aircraft for the Brazilian Air Force. Our contracts for the program are with Embraer and the Brazilian Government, with a total value of approximately $230 million to be performed over a six-year period. The contract with Embraer provides for an avionics upgrade, which includes an EW suite, mission computers, radar, displays and other avionics products. Prototype flight testing began in 2004 and delivery of production aircraft began in 2005. The contract with the Brazilian Government covers a logistic support program including establishment of an in-country maintenance center based at AEL. Program funding is provided through a financing arrangement between the Brazilian Government and commercial banks. We obtained an insurance policy from the Israeli Foreign Trade Risk Insurance Company covering up to 90% of our financial exposure under the program, subject to the policy’s terms. The program also includes buy-back provisions.

                SU-25 Scorpion. In 2003 and 2004, Elbit Systems was awarded contracts to deliver to Georgia avionics for upgraded SU-25 Scorpion aircraft, with deliveries scheduled to be completed in 2006. This followed Elbit Systems and TAM, the Georgian aircraft manufacturer, conduct of the maiden flight of an upgraded SU-25 Scorpion aircraft in 2001.

                Pampa. In 2001, Elbit Systems signed a contract with Lockheed Martin Aircraft Argentina S.A. for the avionics upgrade of 24 AT-63 Pampa aircraft for the Argentinean Air Force. In 2002, completion of the contract was delayed due to the economic situation in Argentina. Based on an understanding reached between Lockheed Martin and the Argentinean Government the program was resumed and roll-out of the first upgraded aircraft occurred in 2004. We anticipate completing deliveries by 2007.

                F-16 Programs

                For more than two decades, we have supplied numerous customers with systems and electronic components for F-16 aircraft. We have supplied systems for the IAF’s entire F-16 fleet. In addition, we have received a number of contracts from the U.S. Government, Lockheed Martin, the prime contractor of the F-16, and others, to supply electronic and electro-optic systems for F-16 aircraft used by the USAF and other air forces.

                In recent years, Elbit Systems, EFW, Elop and Cyclone have received a number of orders to supply additional systems and equipment, as well as to repair equipment, for F-16 aircraft of the IAF and other Lockheed Martin customers. We are supplying a wide range of items to Lockheed Martin for the new IAF F-16 aircraft (F-16I). These items include mission computers, helmet mounted systems, head-up displays, display systems, stores management systems, structural assemblies and other equipment.

                In recent years, EFW was awarded F-16 related contracts to develop and supply the commercial central interface unit, color multi-function display systems (CMFDS) and a digital video recorder. EFW also is supplying advanced air to ground, air to air and emergency jettison remote interface units to Lockheed Martin for an F-16 customer and supplies commercial data entry electronic units (CDEEU) for the F-16. In 2004, EFW was awarded a contract by the USAF to provide more than 2,000 CDEEUs in support of the CCIP program for F-16 Block 40-50 aircraft and upgrade of pre-Block 40 F-16 aircraft. The contract is being performed over a four-year period. Also, in November 2005, EFW was awarded a five-year multiple products, multiple quantity repair and maintenance contract from USAF for various F-16 avionics components.

                Elop was awarded a contract in 2001 to supply the head-up display for the F-16I. Elop also supplies aerial reconnaissance systems for the F-16.

                Since its March 2005 acquisition of IMI’s Aviation Systems Division, Cyclone manufacturers pylons for F-16 aircraft as well as pylons and gas tanks for F-15 aircraft. Cyclone also manufactures the leading edge flap for U.S. Air Force F-16 aircraft.

                As of December 31, 2005, our overall F-16 related systems and components backlog, which extends through 2009, totaled approximately $173 million.

                Aircraft Head-Up Displays. Elop supplies its head-up displays for fixed-wing fighter and trainer aircraft such as the F-4, F-5, F-16, T-38C, MiG-21, Mig-27, Mig-29, SU-25, SU-30, A-4, AL-X. AM-X, AT-63 Pampa, IAR-99, Jaguar, KO-1, IDF, L-39 and Mirage.

                Aircraft Electro-Optic Systems. Elop supplies laser range finders for a range of airborne platforms. Elop also has supplied laser designators for other airborne applications such as the laser designator for the U.S. Kiowa Warrior helicopter, the USN’s Nite Hawk pod and for pods of other customers.

                Aerial Reconnaissance Systems. Elop supplies airborne reconnaissance systems for a range of fighter aircraft including the F-16. In December 2005, Elop was awarded an approximately $50 million contract by the Republic of Korea Air Force (ROKAF) to supply real-time EO/IR long-range oblique images systems for ROKAF F-16 aircraft. The contract is to be performed over a two-year period. A program to supply airborne systems for the Turkish Air Force is under negotiations with the customer, with the expectation of reaching a mutually acceptable solution regarding discontinuance of the program.

                Helicopter Upgrade Programs

                Korean Helicopter Upgrade. In January 2006, Elbit Systems was awarded a contract by the Korean Ministry of National Defense to perform portions of a large scale project for helicopters upgrades. The contract is to be performed over a three-year period.

                Bulgarian Helicopter Upgrade Program. In December 2005, Elbit Systems was awarded a contract by the Bulgarian Ministry of Defense to upgrade Bulgarian Air Force MI-24 and MI-17 helicopters to comply with NATO standards. The contract is in the amount of approximately $70 million and is to be performed over a three-year period.

                Romanian Helicopter Upgrade Programs. In July 2005, Elbit System won two contracts to upgrade helicopters to NATO standards for the Romanian Air Force and Navy. The contracts, which are being performed in cooperation with the Romanian aircraft manufacturer IAR S.A. Brasov, are being performed over a three-year period.

                IAF Mission Management System. In February 2005, Elbit Systems was awarded a contract to provide the IAF with a command and control mission management system for helicopter platforms. This advanced system provides the combat forces with a real-time updated situational picture, which enables them to share mission critical data based on data communications. The system will allow all mission participants to benefit from an accurate tactical picture for enhanced situational awareness, as well as effective synchronized operation on the battlefield. The system enables support coordination, identification of friendly forces and prevention of inadvertent gunfire.

                Apache Mission Computer. In 2004, EFW was selected by Boeing to design a new mission computer for the Apache AH-64 helicopter. The contract is to be performed over a two-year period.

                Turkish S-70 Blackhawk. In 2003, Elbit Systems received a contract from Turkish Aerospace Industries for the modernization of the Turkish Armed Forces Command Sikorsky S-70 Blackhawk helicopters. We act as the avionics systems integrator and are developing and supplying“glass cockpit” avionics and advanced mission equipment. The program is being performed in two stages, development and production, over a four-year period.

                Blackhawk Weapon Management Systems. In 2002 and 2003, Elbit Systems was awarded follow-on orders by Sikorsky to provide the weapons management system for the upgrade of Blackhawk helicopters. This followed award of the original contract from Sikorsky in 2001. We completed deliveries of these systems during 2002 and completed logistic support orders during 2005.

                V-22 Digital Map and Display Systems. We supply both digital maps and multi-function display systems for the U.S. Armed Forces’ V-22 Osprey tilt rotor aircraft (V-22). Our digital map provides pilots with real-time high resolution digital topographical images and other information pilots need to perform their missions. Over the last several years Boeing has awarded EFW V-22 related contracts for the development and supply of the digital map system, a contract for the Active Matrix Liquid Crystal Multi-function Display Upgrade Program, a series of interface units, redesign of the display electronic unit and digital map and production orders for second generation digital map and display electronics. In October 2005, EFW was awarded a development contract for the second generation of the V-22 primary flight display. This contract is to be performed over a two-year period.

                Digital Maps and Displays for Eurocopter. In 2003, we received a contract from Eurocopter S.A. (Eurocopter) to supply 120 smart displays for French search and rescue helicopters. Deliveries under orders received to date under this contract are being made through 2007. This followed earlier contracts from Eurocopter for display development and supply of digital map systems and displays.

                Electro-Optic Products for Helicopters. Elop supplies several products for heliborne applications. These include laser range-finders and target designators including those based on solid state diode pumped laser technology. In 2002, Elop was awarded a contract to develop and supply its Laser Obstacle Ranging & Display Systems (LORD) for IAF helicopters, which has successfully completed its first flight test series. Performance of the contract is through 2006. In June 2005, Elop’s LORD system received Flight International’s Aerospace Industry Award in the Avionics and Electronics category. Elop is developing a laser designator for an upgrade of the OH-58D Kiowa Warrior surveillance helicopter. Elop also supplies the laser-spot tracker integrated with the fire-control system, as well as display monitors, for the AH-64 Apache helicopter. Kollsman supplies the upgraded FLIR enhanced night targeting system for the USMC’s AH-IW Super Cobra helicopters. Elop also supplies electro-optic payloads for a variety of helicopters, such as the Sea King, Cheetah, Mi-17 and Mi-24.

                Precision Guidance Systems

                OPHER and Lizard. In the area of guided munitions, we developed and are supplying our “Whizzard” family of precision guided systems. The Whizzard family includes the “OPHER” and“Lizard” systems. OPHER is a thermal-imaging, autonomous precision guidance system. The Lizard system provides munitions guidance towards laser designated targets. We have supplied OPHER systems to customers such as the IDF, the Italian Air Force and the Romanian Air Force and are currently supplying Lizard systems to the Italian Air Force.

                JDAM. In 2004, EFW was awarded an order from Boeing to modify a Lizard Semi Active Laser (SAL) seeker to serve as the SAL seeker for Boeing’s JDAM munitions, adding the capability of laser terminal guidance against targets of opportunity and moving targets. To date, two successful guidance tests have been completed, one against a stationary target and the second against a moving target. After completion of the design phase of this program, low rate initial production and serial production orders are anticipated.

                Viper Strike. In 2003, under an order received by EFW from Northrop Grumman Corporation (NG), our semi-active laser seeker was successfully tested with NG’s brilliant anti-tank (BAT) munitions – Viper Strike. Orders for additional units were received in each of 2003 through 2006. These munitions are used in connection with the Hunter UAV, the Predator UAV and the AC-130 gunship. New derivatives of this product are being modified for use on other platforms.

                 Flight Training Services

                We provide aircraft flight training solutions. In 2004, Cyclone was awarded a ten-year contract from the IMOD for the operation and maintenance of the helicopters of the IAF Flight School. Under the contract, which is executed by providing flight hours on a “power by the hour” basis, Cyclone provides full maintenance services to the IAF Bell 206 and Cobra AH-1A helicopters.

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

                In January 2006, Elbit Systems was awarded a contract by the IMOD to supply the avionics simulation system for the IAF’s F-16I aircrew flight ad system trainer. This contract is being performed in cooperation with Lockheed Martin and is to be completed over a two-year period.

                In 2005, Elbit Systems completed a contract from the U.S. State Department to supply full mission/full motion simulators for Mi-24 and Mi-8 helicopters for the Uzbekistan Air Force as part of the U.S. Government’s“Operation Enduring Freedom”.

                We are supplying simulators for the AL-X and F-5 programs for the Brazilian Air Force. Simultec S.A., our wholly-owned Romanian subsidiary, manufactures training systems and flight simulators for the Romanian Ministry of Defense. See above“Aircraft Avionics Systems and Upgrade Programs”.

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

                Cyclone performs various levels of maintenance services for a number of types of military and commercial aircraft and helicopters. Its facilities near Karmiel, Israel include hangars and a runway. Cyclone also has a license to use another runway and facilities in Israel for aircraft maintenance for the IAF. At IEI in Alabama and at EFW’s facilities in Georgia, we repair and maintain electronic systems and components for aircraft, helicopters and ground support equipment for U.S. and other customers. IEI also assists customers in establishing the appropriate level of maintenance and repair close to the user to improve operational readiness. At AEL in Porto Alegre, Brazil, we are implementing a logistic support center for our aircraft modernization programs for the Brazilian Air Force.

                In 2005, our revenues from flight training services, services related to training and simulators and logistic support services were minor.

                Helmet Mounted Systems

                Fighter Aircraft Helmet Mounted Systems

                Our pilot helmet mounted systems are in operation with a number of customers throughout the world. Over the last 20 years we have been designing and manufacturing Display and Sight Helmet (DASH) systems. DASH allows the pilot to target the weapons systems by looking at the target and also displays flight information on the helmet’s visor. The DASH system has been purchased by the IAF and other customers. In 2000, we were awarded a contract by Lockheed Martin to supply the DASH IV helmet mounted cueing system for the IAF’s F-16I aircraft. Boeing previously awarded EFW a contract to supply the DASH as the helmet mounted display system for the IAF’s F-15I aircraft.

                JHMCS

                Since 2000, VSI has received several contracts from Boeing and Lockheed Martin to supply production quantities of the Joint Helmet Mounted Cueing System (JHMCS) and associated development and integration efforts. The JHMCS was developed under contracts awarded by Boeing and Lockheed Martin to VSI. It is used in USAF, ANG and USN F-15, F-16 and F/A-18 fighter aircraft and has been successfully flown in all three aircraft types. The JHMCS provides visual information to the pilot and other crew members, based on the position and orientation of the operator’s head. The JHMCS provides the pilot with“first look, first shot” high off-boresight weapons engagement capabilities. The system enables the pilot to accurately cue onboard weapons and sensors against enemy aircraft and ground targets without the need to aggressively turn the aircraft or place the target in the HUD for designation. Critical information and symbology, such as targeting cues and aircraft performance parameters, are graphically displayed directly on the pilot’s visor.

                Starting in 2004, VSI has been awarded several contracts by Boeing for Low Rate Initial Production (LRIP) and Full Rate Production (FRP) lots for the JHMCS. Recently contracts totaling more than $80 million were awarded in May 2006, to meet FRP Lot 3 requirements. These orders fulfill U.S. Government domestic requirements for USAF F-15 and F-16, ANG F-15 AND USN F/A-18 Single Seat and Dual Seat platforms, as well as FMS production and spare commitments. As of May 31, 2006, VSI is supplying JHMCS to 16 countries. VSI also received direct contracts from the USN and USAF for spares and test equipment in support of the JHMCS. The contracts are to be completed through 2008. These orders bring VSI’s total JHMCS production quantity to more than 3,000 systems ordered, with approximately 2,000 systems delivered as of May 31, 2006.

                IEI serves as the depot repair center for the JHMCS electronics unit.

                JSF. In 2003, VSI was awarded an approximately $85 million contract by Lockheed Martin to develop the helmet mounted system for the U.S. F-35 Joint Strike Fighter (JSF) Program. The contract was increased in December 2005 to a total of approximately $156 million. The majority of the development effort is scheduled to be completed in 2006 with continuing support activities through 2012. The JSF helmet mounted system is expected to contain the most advanced helmet mounted display ever designed and will be used as the aircraft’s primary flight and weapon delivery system.

                PNVG. In February 2005, VSI was awarded a contract by the USN to supply panoramic night vision goggles (PNVG) for use on USN tactical aircraft. The PNVG is based on the“Quad Eye” ™ product developed by Kollsman, with deliveries to be completed during 2006.

                Helicopter Helmet Mounted Systems

                NVG/HUD

                Our Night Vision Goggles Head-Up Display (NVG/HUD) system allows helicopter pilots continuous head-up operation, which greatly improves night-flying safety.

                In October 2005, EFW was awarded a $57 million framework Indefinite Delivery / Indefinite Quantity (IDIQ) contract by the DOD to supply ANVIS/HUD systems for U.S. Army utility helicopters and other DOD rotary-wing platforms. Under this contract, the U.S. Army may place purchase orders with EFW for ANVIS/HUD systems from time to time over a five-year period for up to the aggregate amount of the contract. Over the past fifteen years Elbit Systems and EFW have supplied more than 4,000 NVG/HUD systems for a variety of U.S. Army and other U.S. Armed Forces’ programs.

                The NVG/HUD is operational in the IAF, having been integrated into various assault and attack helicopters. In recent years, we also received contracts to supply NVG/HUD systems for customers and end users in Korea, Australia, Canada, the U.K. and other countries. In 2002, EFW was selected to supply NVG/HUDs for the Agusta 129 helicopter over a five-year period.

                ARH. In October 2005, EFW was selected by Bell Helicopter to provide the Helmet Display Tracking System (HDTS), also referred as Aviator Night Vision Imaging System/Head-Up Display for 24 hours a day (ANVIS-HUD 24), for the Armed Reconnaissance Helicopter (ARH) program for the U.S. Army. Under EFW’s contract with Bell Helicopter, EFW will supply the HDTS for each ARH aircraft ordered by the U.S. Army from Bell Helicopter that contains an HDTS requirement, up to 500 aircraft. The ARH Program currently forecasts a production quantity of approximately 500 aircraft over a seven-year period, with the first flight scheduled for July 2006 and a Limited User Test with two (2) aircraft scheduled to be delivered to the U.S. Army in August 2006.

                IHADSS. In 2000, EFW acquired Honeywell’s display and orientation products business, which mainly includes supply of the Integrated Helmet Display and Sighting System (IHADSS) for the U.S. Army and other users of Apache helicopters and for the Italian-made Agusta 129 helicopter. In 2002, Boeing awarded EFW a contract to upgrade the AH-64 Apache IHADSS system with new electronics to achieve increased image resolution to accommodate longer range thermal imaging systems being developed for the AH-64. In 2004, EFW received a follow-on order to complete qualification and transition the new system to full rate production.

                UAV Systems

                Overview of UAV Business. Recent advances in technology have resulted in an increased use of UAVs for many military applications, particularly in the area of ISR. The ongoing military actions in Afghanistan and Iraq use UAVs extensively. As part of our business strategy to enter into this expanding market, in the early 1990‘s we acquired an interest in Silver Arrow, which develops and manufactures UAVs. In 2003 and in 2005, we acquired in two stages AD& D, Advanced Design and Development Ltd. (AD& D), an Israeli company engaged in the development of a variety of unmanned systems, and in December 2005 we integrated AD& D’s activities into Silver Arrow.

                UAV Systems

                We develop and manufacture several types of UAV platforms for the IDF and other customers. These include the Hermes family of UAVs, including the Hermes 1500, the Hermes 450 and the Hermes 180, as well as the Skylark UAV family of Skylark I and Skylark II.

                The Hermes 1500 is a medium altitude long endurance UAV for maritime patrol and other types of support missions. The Hermes 450 supplies real-time intelligence data to ground forces. The Hermes 180 is a tactical short-range UAV designed for brigade-level intelligence, surveillance, target acquisition and reconnaissance missions.

                We also are involved in smaller UAVs, such as the Skylark I and II and the Seagull. The Skylark I is an electrically propelled and highly covert short-range UAV system providing Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) capabilities to Company – Brigade tactical echelons. The Seagull is a foldable and canister deployable tactical close range UAV.

                We also develop and supply ground control stations for the operation of UAVs. In addition, we supply to the IDF the latest generation of surveillance UAVs, based on the Hermes 450. Silver Arrow’s U.K. subsidiary, UEL Engines Ltd., produces engines for UAVs.

                We also provide training systems for UAV operations. In addition, Tadiran Spectralink supplies data links for UAVs.

                UAV Programs

                Watchkeeper

                In October 2005, U-TacS, Elbit Systems’ 51%-owned UK subsidiary, was awarded an approximately $500 million contract as part of the U.K. Ministry of Defence’s (UK MOD) Watchkeeper program. U-TacS’ contract was awarded by Thales UK, the prime contractor for the Watchkeeper program, and is to be performed over an approximately eight-year period. U-TacS subcontracted with Elbit Systems for approximately one-third of the value of U-TacS’ contract with Thales.

                The award of the contract to U-TacS followed the UK MOD’s selection of the Thales/Elbit Systems’ team for the Watchkeeper program in 2004.

                The Watchkeeper program will provide the U.K. Armed Forces with an essential Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) capability based on Elbit Systems’ Hermes 450 UAV system and will be a key component of the U.K.‘s Network Enabled Capability (NEC). The program calls for the delivery of equipment, training and facilities, with the capability of coming into service starting in 2010.

                Under the Watchkeeper program, the U.K. Armed Forces will be provided with all weather day and night surveillance in times of war, tension or during peace-keeping operations without the need to deploy troops into sensitive areas or harmful situations. The Watchkeeper program system can provide continuous 24/7 surveillance when needed, using unmanned air vehicles able to stay airborne for extended periods.

                The Watchkeeper program system consists of the WK450 unmanned air vehicle carrying a stabilized payload incorporating day/night sensors and laser target designator connected by a data link to a network of containerized ground control stations where operators will control the entire mission and interface within a network enabled environment. High resolution optical and radar imagery will be exploited and disseminated to provide valuable intelligence for operational commanders. The system is capable of rapid deployment and operations anywhere in the world.

                In December 2005, U-TacS selected Elop as the subcontractor, together with Thales UK Land and Joint Systems, to supply Elop’s CoMPASS advanced observation system payload for the Watchkeeper program.

                IUP. In August 2005, IUP, a partnership equally owned by Elbit Systems and IAI, was awarded an approximately $150 million contract to supply UAV systems for the Turkish TUAV Program. Under the contract IUP is delivering UAV systems including advanced payloads. IUP is subcontracting 50% of the work under its contract to Elbit Systems, which will supply ground control stations, data links and payloads, to be performed over a three-year period.

                Skylark

                In November 2005, Elbit Systems was awarded a contract to supply six Skylark mini-UAV systems for rapid deployment by the Australian Army. The deliveries are to be made during 2006.

                In 2004, the IMOD selected Elbit Systems to supply several Skylark mini-UAVs for operational evaluation by the IDF ground forces. The system deliveries were completed, and the systems are now in an operational evaluation phase. Recently, the IDF, the Canadian Army and several other customers placed orders for additional Skylark systems, thus establishing a leading market position globally in this class of UAVs.

                IMOD Integrated Program. Elbit Systems received contracts from the Israeli Government to act as the prime contractor under a program to develop and supply integrated defense electronic systems. We completed the first phase of this program in 2002. During 2002 through 2004, we received additional orders. As of December 31, 2005, we had a backlog for the program of approximately $48 million, to be performed mainly through 2009.

                Airborne C4ISR. In 2004, Elbit Systems was awarded a contract in an amount of approximately US$300 million by the IMOD to supply advanced systems. The contract is being performed over a multi-year period, under which Elbit Systems will supply airborne systems and command and control systems. The contract includes integration of various systems, part of whose purpose includes providing advanced solutions in the area of homeland security. As of December 31, 2005, we have a backlog for the program of approximately $220 million to be performed mainly in 2006.

                EW and SIGINT Systems

                Through Elisra, in which Elbit Systems acquired a 70% interest in November 2005, we supply a range of multi-spectral self-protection suites for airborne combat platforms, as well as modular SIGINT (ELINT, COMINT and DF) systems for air, ground and naval platforms and applications.

                Multi-Spectral, Self-Protection Suites for Airborne Platforms. Elisra’s airborne platform self-protection suites combine defense and suites with electronic support measures. Its multi-spectral self protection solutions include passive IR missile warning systems for fighter aircraft, helicopters, transport aircraft and maritime patrol aircraft. Elisra’s self-protection suites include EW payloads with radar warning receivers, laser warning receivers and other measures. In January 2006, Elisra entered into a contract in the amount of approximately $80 million to supply full EW Suites for fighter aircraft for an international customer. The contract is to be performed over a multi-year period.

                Intelligence Systems. Elisra supplies SIGNIT (ELINT, COMINT and DF) systems designed for air, ground and naval platforms. These systems incorporate cutting-edge digital receiving, signal processing and direction finding technologies. For UAVs. Elisra provides systems that detect, identify and locate ground-based, airborne, ground and ship-based emitters.

                Data Links. Elisra’s subsidiary, Tadiran Spectralink, develops and supplies advanced data links for airborne platforms, including UAVs and mini-UAVs, based on generic modules to conform to the full range of modern data payload systems and to support high rate digitalized analog data communications. Tadiran Spectralink also supplies tactical video links that download video and telemetry data from UAVs providing real-time video data to ground, airborne and naval forces, to enable comprehensive video networks.

                Search and Rescue Solutions. Tadiran Spectralink develops and provides advanced airborne search and rescue systems, supporting the undetected, unimpeded first pass pick up of downed pilots and special forces within enemy territory. Tadiran Spectralink also provides personal search and rescue radio sets for non-combat use comprised of an emergency locator transmitter and a personal locator beacon and a voice transceiver.

                Microwave and Microelectronic Products. Elisra supplies a variety of microwave products for EW, radar and communication systems and microelectronic products for a wide range of advanced applications – modems, cellular, telephone systems, industrial robotics and computerized control instrumentation.

                Spectrum Control and Management. Elisra’s subsidiary, Tadiran Systems, designs, develops and provides advanced spectrum monitoring, detection, identification and location systems, based on common, advanced and commercial hardware and software platforms with proprietary algorithms. The systems simplify the tasks of wireless traffic supervision and measurement of technical parameters pinpointing infringements and illegal transmission, thus providing a real-time picture of spectrum usage.

                Commercial Aviation Systems

                Several of the companies in the Elbit Systems Group are engaged in the design, development and manufacture of a range of systems and products for the commercial aviation market. This includes products for business jets, very light jets, search and rescue and transport helicopters and other general aviation platforms.

                EVS

                As part of its Vision-Based CockpitTM concept, Kollsman designs and produces the All Weather Window® Enhanced Vision System (EVS) for commercial aircraft. The EVS utilizes an advanced FLIR system developed together with Opgal. EVS projects an image on the pilot’s head-up display, providing FLIR picture overlaying the outside view in a conformal manner. It is designed to improve flight safety and situational awareness and allows the pilot to detect lights and ground features such as runways, aircraft and buildings at night and in low visibility conditions. In 2001, the U.S. Federal Aviation Administration (FAA) certified the installation of the EVS on General Dynamics’ Gulfstream-550 business jet. EVS is installed as a baseline system on Gulfstream-550 aircraft and is an option on Gulfstream-500 aircraft. EVS also is operational on the Gulfstream-400.

                In 2004 and January 2005, Kollsman was awarded additional follow-on orders for EVS by Gulfstream for all Gulfstream large cabin aircraft models. These additional orders bring Kollsman’s total EVS orders from Gulfstream to approximately $70 million as of May 31, 2006. The EVS will be installed on the top of the line Gulfstream G450 and ultra long-range G550 as production standard items. The system will also be available as optional equipment on the Gulfstream G200, G350, G400, G500 and G550.

                During 2004, Kollsman was awarded the National Aeronautic Association’s Collier Trophy for aviation safety technological advances as a team member for the Gulfstream G550. Kollsman’s EVS was a significant part of the basis for the award and was sited as the G550‘s greatest safety feature.

                In 2003, EVS was selected for installation on FedEx Express’ Boeing MD-10 and MD-11 and Airbus A300 and A310 aircraft fleet. The contract calls for certification by 2006 and installations on aircraft beginning in 2007.

                Sandel. In May 2006, Kollsman acquired a 20% interest in Sandel. See above“Recent Acquisitions – Sandel”. Sandel is engaged in the development and production of specialized integrated display systems and other products, primarily for the general aviation market. Sandel’s product line includes a Terrain Avoidance Warning System (TAWS) and an Electronic Horizontal Situation Indicator (EHSI), among others. Kollsman intends to integrate some of its new products such as GAViSTM, u-ViS HUDTM and ESViSTM with Sandel’s displays for the general aviation market. Cooperation with Sandel is anticipated to enhance distribution for the Group’s product offering into the growing general aviation retrofit market.

                GAViSTM.   The GAViSTM is a small, light weight, low cost, infrared based vision system for general aviation aircraft. It is a single aerodynamic unit that mounts like an antenna on the top or bottom of the aircraft and provides the pilot with increased situation awareness with a real-time video image on a head down display at night and in some other low visibility conditions. In June 2006, at the Europe Business Aviation Convention (EBACE), Grob Aerospace of Germany announced that it has selected the Kollsman GAViSTM for the Grob SPn light utility business jet, which is scheduled for certification in late 2007.

                Commercial HUDs. In 2003, Kollsman entered into a contract with Honeywell International Inc. to develop and supply, together with Elop, head-up display overhead projection units for the Federal Express (FedEx) fleet. The contract calls for deliveries through 2012. In addition, in 2006 Kollsman and Elop completed work on a cost sharing research and development contract with the Maryland Advanced Design Laboratory to develop a low cost solution for head-up displays for the general aviation market. The project was performed for the U.S. National Air and Space Agency (NASA). Also, the NASA SATS (small aircraft transportation system) project was completed in June 2005 with a successful flight demonstration of the u-ViS HUDTM installed in a Cessna 402. In October 2005, the new technology small HUD was also installed in and flown on the Kollsman Cessna 340 aircraft.

                Cabin Pressurization Control System. In 2004, Kollsman was awarded a contract by Raytheon Aircraft Company to provide the cabin pressurization control system for the Hawker and Beechcraft King Air series of aircraft.   Kollsman’s next-generation autoschedule pressurization system, KAPSTM II, will be incorporated into new production aircraft models, including the Hawker 400XP and 800XP and Beechcraft King Air Models 350, B200 and C90. Also in 2004, the KAPSTM II systems selected by Cessna for a multi-year contract for the Mustang aircraft.

                Commercial Avionics. Kollsman designs and manufactures a range of altimeters, pressure monitors, other cockpit indicators and avionics test equipment for commercial as well as military aircraft. Kollsman is also supplying air data computers and air data pressure probes for commercial aircraft following its acquisition in 2004 of the assets of CIC. Following the CIC acquisition, Kollsman obtained an FAA Technical Service Order (TSO) for an RVSM-compliant air data computer that is designed to interface with a wide variety of avionics systems and is currently being supplied for RVSM upgrades for older corporate and commercial aircraft.

                Avionics for Commercial Helicopters. Elbit Systems develops and supplies digital maps, displays and other avionic products for commercial helicopters such as the EC-725 and others.

                Maintenance and Repairs. Kollsman maintains a U.S. Federal Aviation Authority (FAA) certified repair facility in Wichita, Kansas, for commercial avionics repairs. Cyclone also performs maintenance for commercial helicopters.

                Structural Parts. Cyclone manufactures structural parts for several types of commercial aircraft.

                Land Vehicle Systems

                Nature of Our Land Vehicle Systems

                Our land vehicle systems capabilities combine Elbit Systems’ electronic tank systems experience with Elop’s electro-optics expertise. The combined land vehicles business offers capabilities ranging from complete tank modernization programs with full logistics support, to situational awareness and battle management systems, advanced day and night fire control systems incorporating eye-safe lasers and advanced FLIRs, electrical turret drive and stabilization systems to life support and hydraulic systems.

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

                We develop overhead remote controlled weapon stations that transform armored vehicles into armored fighting vehicles by providing the crew with combat capabilities of a turreted vehicle – including guns, anti-tank missiles and capabilities to perform in harsh battlefield conditions.

                Elop is a long time developer and producer of electro-optic systems for combat vehicles in Israel and abroad. These systems include eye safe laser range finders, second generation thermal imaging systems, gunners’ sights with or without line-of-sight stabilization, commander panoramic sights, computers and sensors. We supply our integrated battle management systems as part of our modern fire control systems sold to the IDF and to other customers around the world. We also furnish combat vehicle logistic support services to the IDF.

                Merkava

                All of the models of the most advanced IDF battle tank, the Merkava, use our fire control and electric gun and turret drive and stabilization systems as original equipment. We are both a prime and a subcontractor for the supply of systems to various Merkava tank models. Elbit Systems, Elop and Kinetics are supplying a significant number of systems for the IDF’s newest Merkava tank, the MK-4. These systems include the day/night gunner and commander sighting systems, the electronic gun and turret drive system, flat panel displays, advanced warning systems against laser guided threats, life support systems and a battle management system.

                During the last two years, we were awarded several orders for the development and supply of electronic and optical systems and electrical drive systems for the Merkava. In 2004, Elbit Systems was awarded orders by the IMOD to supply electronic and electro-optical systems for the Merkava MK-4. The orders are being performed over a three-year period. We are the prime contractor to the IMOD for all Merkava tank fire control systems. We also are supplying the upgrade of the firing computer of the IDF’s Merkava and M-60 tanks. Kinetics also supplies several systems, including the life support system, for Merkava programs. From June 2005 through June 2006 we received additional orders under the Merkava program totaling approximately $60 million. As of December 31, 2005, we had a total of approximately $144 million in our backlog relating to Merkava orders, to be supplied through 2008.

                Land Vehicle Modernization Programs

                Turkish M-60 Modernization Program. In 2004, the definitive agreement for Elbit Systems’ portion of the Turkish Army M60A1 Tank Modernization Program became effective. The contract, in the amount of approximately $183 million, was signed with the IMOD, with deliveries to be completed over an approximately five-year period. The contract is for the supply of electronic and electro-optical fire control systems, electrical gun and turret drive systems and support equipment for the Program. In May 2006, the Turkish Ministry of Defense announced that the Prototype System Approval Tests of the tank were successfully completed. Our contract is being performed within the framework of the agreement for the Program between Israel Military Industries Ltd. and the Turkish Ministry of Defense. The contract contains buy-back obligations. See below“Buy-Back”.

                Multiple Launch Rocket System (MLRS) and High Mobility Artillery Rocket System (HIMARS). EFW is a subcontractor to Lockheed Martin for the U.S. Army MLRS M270A1 upgrade program. EFW supplies the fire control system that includes an on-board computer processor, a 14-inch color flat panel display, a mass storage device and a keyboard. Following EFW’s completion of development, in 2002 and 2003 Lockheed Martin awarded EFW production and retrofit contracts. EFW completed production deliveries in 2004 and is performing ongoing retrofit activities. In January 2006, EFW received additional orders from Lockheed Martin for MLRS production systems as well as to develop a new generation gunner display unit (GDU) for the MLRS. The equipment developed for MLRS is also directly compatible with the HIMARS used by the U.S. Army and the USMC, and in February 2006 EFW received an order for systems for the HIMARS.

                Bradley A-3 Program. EFW is a subcontractor for the U.S. Army Bradley A-3 fighting vehicle modernization program. EFW was awarded contracts by United Defense (now BAE Systems), the prime contractor for the program, to develop and supply the turret and hull processors, the gunners’ and commanders’ hand stations, the position interface box and the map operational software. Following completion of the development contracts in 2004, EFW completed multi-year production contracts awarded by BAE Systems for those systems. During 2005, EFW was awarded additional orders for Bradley systems for the U.S. Army’s ongoing operations in Afghanistan and Iraq.

                USMC Vehicles

                In November 2005, EFW was awarded an approximately $70 million order from the USMC Systems Command to develop, integrate, test, provide and install equipment into a variety of USMC vehicles. This order is in support of urgent USMC operational needs and is to be completed during 2006. In April and June 2006, EFW received follow-on orders, totaling an additional approximately $50 million.

                In June 2005, EFW was awarded a demonstration contract by Lockheed Martin as part of the Lockheed Martin team for the development of an upgrade of the command and control variant of the USMC’s Light Armored Vehicle (LAV). The demonstration contract is to be completed in 2006. EFW is to provide the mission equipment package for a new vehicle intercommunications system. In May 2006, following completion of the demonstration program, Lockheed Martin was selected by the U.S. Government to perform the development phase of the program. EFW is participating in that phase as part of the Lockheed Martin team, and EFW is responsible for the design, manufacturing and support of the LAV’s complete mission equipment package. The development phase is to be performed through 2007, to be followed by three yearly production options.

                Portuguese Army Program. In February 2006, Elbit Systems was awarded a contract to supply unmanned turret systems, fire control systems and additional land systems to the Portuguese Army. The contract, which is to be performed over a six-year period, was entered into with STEYR Austria (STEYR), a member of the General Dynamics European Land Combat Systems Group, the prime contractor for the Portuguese program.

The systems to be supplied by Elbit Systems will be integrated in STEYR’s Pandor II 8x8 light wheeled armored vehicles and will facilitate rapid force mobility and deployment by the Portuguese Army. Under this program Elbit Systems will be providing a fully integrated configuration for fighting/patrol/surveillance vehicles, including unmanned turrets equipped with missiles, automatic 120 mm mortars, fire control and threat detection systems.

                Belgian Armored Infantry Vehicle Program. In February 2006, Elbit Systems was selected for performance of a contract in the amount of approximately $60 million, to supply various systems for the Belgian Armored Infantry Vehicle Program. The contract is anticipated to be signed during the second half of 2006 and is to be performed through 2012. Elbit Systems contract for the program is with the Swiss company Mowag, a part of the General Dynamics European Land Combat Systems Group. Mowag will be supplying its Piranha III vehicles for the program. Elbit Systems’ portion of the program includes the delivery of 30 mm unmanned turrets as well as several opto-electronic and electronic subsystems.

                Thermal Imaging Systems

                In December 2005, Kollsman was awarded initial orders to provide high performed thermal binocular system long range thermal imagers (LRTI) for the USMC. The LRTI is a portable binocular, hand-held battery-operated thermal imager for long-range observation and reconnaissance and is based on an Elop design. The initial orders were placed by the USMC System Command, under an IDIQ contract. Deliveries under the initial orders are to be made through 2007. Under the IDIQ contract the U.S. Government may purchase up to 5,000 LRTIs as well as spare parts, contractor maintenance and training items over a five-year period. As of May 31, 2006, Kollsman has received orders in an aggregate amount of approximately $30 million, with a potential for up to approximately $250 million under the IDIQ contract.

                Elop has sold more than 700 thermal imaging systems for the Leopard 2/A5 commander sight to customers including the armed forces of Germany, the Netherlands, Sweden and Denmark and more than 3,000 thermal imaging systems to other customers for different types of tanks. In addition Elop has sold numerous hand-held thermal imagers and thermal imager kits.

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

                Robotic Ground Vehicles. Elbit Systems and Elop are involved in the development of robotic unmanned ground vehicles (UGVs) for defense and homeland security applications. In 2004, Elbit Systems teamed with SciAutonics LLC to compete in the U.S. Defense Advanced Research Projects Agency (DARPA) Grand Challenge in which the team finished second out of numerous competitors. During 2006, Elbit Systems’ UGVs will be deployed by the IDF for patrolling missions.

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

                Land C4I and Battlefield Management Systems

                Our land C4I and battlefield management systems are supplied through turn-key projects for tactical command and control. We provide solutions from the level of individual fighting vehicles, mortars and artillery to the divisional and headquarters command level. Our systems are based on hardware and software building blocks, including tactical computers, modems, communication controllers, data radios, military WLAN radios and digital map systems among others. We also provide products for facilitating operations in the battlefield based on commercial off-the-shelf technology (COTS). Our acquisitions in 2005 of Elisra (through its Tadiran Systems subsidiary) and Tadiran Communications, strengthened our capabilities and product lines in the land C4I and military communications areas. See above“Recent Acquisitions – Elisra and – Tadiran Communications”.

                Israel Digital Army Program. In 2004, Elbit Systems was awarded a contract by the IMOD for the Digital Army Program (DAP), in an amount of approximately $200 million. The DAP, which will also include an additional material amount of FMF funding, will be performed over a ten-year period. Elbit Systems is the prime contractor for the DAP. Rafael and Tadiran Systems are serving as our major subcontractors. Within the framework of the program, all land forces operations are being computerized (command, control, and communications), integrated and interfaced with new and advanced applications. Under the DAP, we will supply the IDF with computerized systems down to the single soldier level. The systems will facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons. The program calls for supply and support of all hardware and software, including command and control stations, data processing and distribution systems. It will enable force coordination at all levels, access to updated situational pictures, improved overall operational capabilities, including survivability and accuracy, and more efficient utilization of personnel and other resources. As of December 31, 2005, we had a total DAP backlog of approximately $168 million.

                TORC2H. Elbit Systems’ TORC2H border protection command and control system has been supplied to the IDF, and Elbit Systems has successfully deployed the TORC2H to support border security activities in Israel. Further phases of TORC2H are anticipated to be implemented under the scope of the DAP. In August 2005, Elbit Systems fielded a TORC2H version which was used operationally by the IDF during the disengagement from the Gaza Strip. We also received in 2005 an additional order under the TORC2H program calling for deliveries through 2009.

                Wireless LAN. In 2004, Elbit Systems was awarded a contract by the IMOD to develop a Wireless LAN solution for the IDF. This solution is based on commercial standards which are adapted and tailored to the military tactical needs and environments.

                Netherlands Battle Management System. In 2003, Elbit Systems was awarded a contract by the Royal Netherlands Army (RLNA) to supply battle management system equipment for the RLNA ground forces. The equipment includes enhanced tactical computers integrated with tactical communication devices. The initial contract and the additional orders under the project were completed during 2005.

                IDF Battle Management System. In 2002, Elbit Systems was awarded a contract by the IMOD to serve as prime contractor for the IDF’s Battle Management Systems for Battalion Combat Teams program. The program includes the development, supply and support of advanced electro-optical sensors, multi-functional displays, command and control software, information and dissemination systems and advanced mission computers. The program will enable coordination among the IDF’s main battlefield tanks, armored fighting vehicles and infantry fighting vehicles. It will provide situational awareness to maneuvering forces and improve the overall operational capabilities of fighting units. The first phase of the program, including initial deployment, was completed. Elbit Systems received additional orders under the scope of the Battle Management Systems for Battalion Combat Teams, to be performed through 2006. In addition, Elbit Systems received a related order to develop and provide a battle management solution and full digital soldier combat suit for infantry to be performed through 2009.

                ETC. The IDF selected Elbit Systems to develop and deliver Enhanced Tactical Computers (ETCs), which serve as the hardware building blocks for the IDF’s ground command and control systems. These building blocks are based on high performance military computers,“ruggedization” of COTS circuit boards for application in harsh military environments, as well as specialized displays and communication controllers for higher echelon levels. The ETCs are equipped with several types of communication interfaces and powerful display features. We also develop, manufacture and supply ETCs to a number of customers worldwide.

                Soltam.  Soltam Systems Ltd. (Soltam) of Yokneam, Israel, in which Elbit Systems owns a 10% equity interest, develops and manufactures artillery systems and products for the IDF and other customers. We have developed systems integrating Soltam’s products with our fire control and command and control systems, including a program currently being performed for the IMOD.

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

                Anti-Money Laundering System. In 2003, Elbit Systems was awarded a contract for the development and support of an information processing system for the Israeli Money-Laundering Prohibition Authority (IMPA). The project is anticipated to be completed in 2007. The project will provide IMPA with an information technology system that includes a database and a collection center for relevant data from financial institutions such as banks, insurance companies and customs authorities. The project includes the management of an official data base containing the currency transactions and suspicious activities reports submitted to IMPA by the Israeli financial community, as well as reports of enrichment from governmental law enforcement and information resources and from corresponding governmental financial intelligence units in other countries.

                Military Communications Systems

                Tadiran Communications, in which Elbit Systems acquired a 40% interest in November 2005 (approximately 43% as of June 15, 2006) provides a range of tactical communications solutions for armed forces throughout the world.

                With over 40 years of experience in military communications, Tadiran Communications has established expertise in a diverse areas of military communications. These include advanced radio design, development and production in frequencies ranging from 1.5 MHz to 5 GHz, featuring high grade built-in crypto algorithms and electronic counter — counter measures techniques (e.g. frequency hopping and direct sequence) for reliable communications under severe battle environment. Tadiran Communications also provides quality modems to serve the increasing demand for C4I data communications; multi-channel line of sight frequency hopping wide-band radio equipment for reliable inter command posts communications; tactical terminals/military computers and communication controllers; as well as tactical internet based integrated communication systems providing seamless communication from headquarters to any point in the battle-space for effective command and control.

                Tactical Radio Systems

                Tadiran Communications supplies tactical radio systems to a wide range of customers throughout the world. Examples of its recent contract awards in this area include the following.

                In December 2004, Tadiran Communications’ U.S. subsidiary Talla-Tech was awarded a five-year IDIQ contract from the U.S. Army CECOM, in an aggregate amount of $80 million, for the support and improvement of SINGARS radios. At the time of the award, the customer exercised initial orders under the contract.

                In 2002, Tadiran Communications was awarded a contract to develop the IDF’s new generation tactical radio system. In December 2005, Tadiran Communications was awarded a contract from the IDF for the supply of new generation tactical radio systems. Deliveries of the new radios are scheduled to begin in 2009, following completion of the development.

                In December 2005, Tadiran Communications entered into an agreement in the amount of $55 million with an Asian customer to supply HF and VHF tactical radios. Deliveries are scheduled to be completed during 2007. In May 2006, Tadiran Communications signed a contract with a Latin American customer to supply advanced tactical radio communications equipment and system elements, with performance scheduled for completion in 2007.

        Bro@dNet Communication System. On September 2005, Tadiran Communications was awarded a contract from the IDF to supply a point-to-multi-point, high-capacity broadband, IP-based, data communications system based on wireless broadband WIMAX technology. The implementation of the system is scheduled to be completed during 2008.

        Electro-Optical and Countermeasures Systems

        Electro-Optics

        Elop has more than 60 years of experience in the field of electro-optics and designs and manufactures electro-optic systems and products for defense, space, homeland security and commercial applications worldwide. This includes expertise in thermal imaging, laser systems, optronic stabilized payloads, head-up displays, space and airborne reconnaissance systems, IMINT solutions and electro-optic countermeasures. These systems are supplied for spaceborne, airborne, land and naval applications as described above. In December 2005, Elop was selected to supply its CoMPASS advanced observation system payload for the UK Watchkeeper program. See above “UAV Systems – UAV Programs – Watchkeeper Program”.

        In May 2006, Kollsman was awarded an initial order under an IDIQ contract by the USMC for a laser target designator based on an Elop developed product. The potential value under this IDIQ contract is up to approximately $100M over a five-year period. In addition, Elop and Kollsman are involved in the development and supply of payload based observation and fire control systems for naval and airborne platforms, including day and night vision, laser range finders and designators and integrated sights for ground forces. These products and systems are further described above in “Aircraft and Helicopter Systems” and “Land Vehicle Systems” and below in “Homeland Security Systems” and “Naval Systems”.

        IMINT. Elop was selected in January 2005 to supply advanced IMINT systems to various customers at a total value of over $100 million. During 2004, Elop received orders, exceeding $100 million in the aggregate, from customers worldwide for hand held, surveillance and homeland security and armored vehicle applications of thermal imaging products and systems.

        Infrared Detectors. SCD also develops and manufactures infrared detectors and laser diodes for electro-optical applications. Opgal develops electro-optics “engines” that combine detectors with proprietary electronics for a wide range of applications including for commercial aviation and homeland security.

        Space Systems

        Space Cameras.   Elop is actively expanding space applications for its technology and products. Elop has developed a variety of cameras for the Ofek Satellite, including the Ofek-3 and Ofek-5, and for other initiatives of the Israel Space Agency. In April 2006, EROS B, a commercial reconnaissance satellite, was launched and began transmitting images taken by an advanced high resolution camera developed by Elop. This followed Elop’s supply of an advanced digital camera for the EROS A satellite in 2000. EROS B and EROS A were launched by ImageSat International N.V. in which Elop owns a minority interest. See below “Technology Spin-Offs”. In 2005, Elop completed delivery of an advanced electro-optic multi-spectral space camera to the Korean Space Agency.

        Tauvex II. In 2004, Elop was awarded a contract from the Ministry of Science and Technology and the Israel Space Agency for the supply of “Tauvex II” (Tel-Aviv University Ultra-Violet Explorer) scientific space telescope. The Tauvex II telescope will be launched into space mounted on the Indian Satellite GSAT-4, for the purpose of scientific research in exploration of the galaxies. The telescope will be supplied for integration into the GSAT-4 by the end of 2006. The contract follows an agreement signed in 2003 between the Israel Space Agency and ISRO, the Indian Space Research Organization, for scientific cooperation between the two countries in the field of the astronomy in the “Ultra-Violet” spectrum.

        CNES. In October 2005, CNES, the French Space Agency, selected Elop for cooperation in the supply of a scientific electro-optical space camera called Venus. The contract is for the production of the camera which will be mounted onboard a micro-satellite. The contract followed a successful feasibility study by Elop. The camera will be installed on a satellite resulting from a contract signed between the Israel Space Agency and CNES.

        Hyperspectral Systems. Elop has been selected by the IMOD to be Israel’s hyperspectral systems development house. Currently, Elop is involved in an on-going hyperspectral system development program for the IMOD.

        Subsidiaries. In 2003, Elbit Systems acquired a minority interest in AeroAstro, Inc., a U.S. company engaged in development of advanced micro and nano space systems and components, focusing on remote sensors and optical systems. In 2004, Elop signed a cooperation agreement with OHB-System A.G. (OHB) of Germany relating to space-related activities, and in March 2005, Elop and OHB established a jointly-owned (50% each) German subsidiary, OHB Electro-Optics Gmbh.

        Homeland Security Systems

        We are involved in the homeland security market that includes airports, border control, transportation, coastal authorities and other critical infrastructure facilities. These efforts are a natural extension of our expertise gained in the development of our C4I and battlefield management systems, UAVs and electro-optic systems. National and local governments are allocating greater resources in this area in light of increasing terrorist threats around the world. This has led to increased opportunities for systems and products that meet the growing demand for perimeter and homeland security solutions.

        Elbit Systems, Elop and Ortek develop and supply detection sensors and other products for facility security, border and coastal control, perimeter protection and combating terrorist activity. Kollsman has also established a homeland security business unit to market, manufacture and distribute the Group’s homeland security products and technology in the U.S. market. Products in this area include thermal imaging detection systems, remote controlled surveillance systems and smart perimeter protection systems. We are entering the field of aviation and transportation security applications and are investing in future fusion technologies for passenger screening at border gates and transportation terminals.

        Customers in this field include the Israeli Police, the IMOD, the U.S. Department of Homeland Security and several international defense forces and security organizations.

        Perimeter Security

        In March 2006, Ortek was selected by the IMOD to deploy a “smart” electronic deterrence system. The first phase of the project includes an electronic deference system to detect and assist in preventing crossing attempts 24-hours a day, in all weather conditions. The contract contains an option for the IMOD to significantly expand the system. The system is comprised of advanced sensors, an electronic fence, communications and computerized command and control posts.

        During 2003 and 2004, Ortek was awarded contracts for a total of approximately 50 kilometers of electronic perimeter systems for military bases and municipalities. This followed Elbit Systems award from the IMOD of a contract to supply an electronic warning systems “smart” fence, and Elbit Systems is executing that program through Ortek.

        Peripheral Coastal Security System. In February 2006, Ortek completed, for a customer in Asia, the deployment of its first peripheral coastal security system. Ortek’s contract for the project was awarded in 2005. and includes additional stages for deployment of other locations in the customer’s country. Ortek’s coastal security system is remote controlled and enables its operators to track a large number of vessels simultaneously, for dozens of miles, using identification capabilities to send alerts regarding types of threats those vessels may pose. The system includes advanced night vision sensors, day light surveillance and laser range finders developed by Elop.

        Governmental Monetary Systems. We also are supplying a border control registration system and an anti-money laundering system to the Israeli Government. See above – “C4I and Government Information Systems”.

        Israel Border Security System. The Israeli National Border Control Registration System (BCRS) was developed by Elbit Systems and has been fully operational since 2004. BCRS is a computerized system for registration and control of Israel’s border crossing points. The system supports border inspection processes and assists in the control of the passage of vehicles and goods at all Israeli airports, seaports and land entry points.

        MUSIC. Elop applied its defense based technologies to develop a Multi-Spectral Infrared Countermeasure System (MUSIC) for commercial aircraft applications in preventing terrorism. MUSIC enables identification of anti-aircraft shoulder-launched missiles resulting in a break of the missile lock on the target. The Israeli Government is currently reviewing the system for use in Israel’s civil aviation protection plan.

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

        Electro-Optic Systems. Elop supplies electro-optic products for naval applications to several customers. Elop also supplies electro-optic shipboard payloads to several navy and maritime forces for both observation and fire control applications.

        EW Systems. Elbit Systems has developed and supplied several naval electronic intelligence systems. The systems are designed to detect and recognize threats under a wide range of conditions and to initiate automatic countermeasures to protect ships against enemy missiles. Our systems equip the Israeli Navy Dolphin class submarines and are installed on board submarines of several navies worldwide. In 2001, Elbit Systems was awarded a contract by the German shipyard Howaldtswerke Deutsche Werft to supply our Timmex II EW system for submarines, and the first system was delivered in 2003 with two additional systems delivered in 2004. An additional system was ordered in 2004, and deliveries are anticipated to be completed during 2006. Elisra also supplies a range of systems for a variety of shipboard EW, threat detection and intelligence applications.

        Communications Systems. Elisra supplies several types of communications systems for naval applications. Also, Elisra’s subsidiary, Tadiran Spectralink, supplies data links for seaborne applications.

        Nirit Navigation System. Kollsman supplies navigation systems for the Israel Navy's Nirit patrol boats.

        Technology Spin-Offs and Other Commercial Activities

        Several of the companies in our Group explore on an ongoing basis potential spin-offs of their defense related technologies for commercial applications. Our technology spin-offs are involved in intra-body navigation medical equipment, commercial satellites and internet communications for commercial aviation, commercial communications and microwave technologies. Several of our companies also engage in other commercial activities. The following is a description of our main current technology spin-offs and other commercial activities.

        MediGuide

        Elbit Systems established MediGuide Inc. (MediGuide) in 2000. MediGuide, through its wholly-owned Israeli subsidiary, leverages specific technologies developed by Elbit Systems in the defense area for use in various medical procedures and intra-body navigation. Elbit Systems provided MediGuide with an exclusive license to use specific technologies for medical applications, and MediGuide provided Elbit Systems with a cross license to use MediGuide’s developments for defense applications. Outside equity investments were made in MediGuide by venture capital groups in 2000 through 2002.

        In 2003, MediGuide signed an agreement with Boston Scientific Corporation (BSC) to develop intrabody navigation technology. The agreement also granted BSC an option to acquire MediGuide. During 2004, BSC made two investments in Mediguide in accordance with the agreement, as well as a third investment in May 2005. In January 2006, BSC notified Mediguide it would not exercise its option to acquire the balance of Mediguide’s shares.

        In 2004, Mediguide and Philips Medical Systems Nederland B.V. entered into a set of three agreements. These agreements relate to development and distribution of a Mediguide product integrated into a Philips product as well as an equity investment of Philips in Mediguide, with a follow-on investment option.

        As of May 31, 2006, Elbit Systems equity interest in MediGuide, on a fully-diluted “as converted” basis, was approximately 41.6%.

        Starling. Elbit Systems, Rafael Development Corporation Ltd. (RDC) and Elron Electronics Industries Lt. (Elron) own Starling Advanced Communications Ltd. (Starling). Starling develops products in the area of internet communications through satellite transmissions and broad band information transfer for commercial aircraft. As of May 31, 2006, Elbit Systems holds an approximately 24% equity interest in Starling, on a fully-diluted basis.

        ImageSat. Elop has an approximately 14% equity interest and approximately 12.5% voting power in ImageSat International N.V. (ImageSat). Other shareholders include IAI and private equity groups. ImageSat is involved in the operation of satellites for commercial and other applications and providing satellite imagery. ImageSat’s EROS A and EROS B satellites contain advanced high resolution cameras developed by Elop. See above “Electro-Optics and Countermeasures Systems – Space Systems – Space Cameras”.

        Other Commercial Activities. The Elbit Systems Group conducts a number of other activities in the commercial area. These activities include medical equipment produced by Kollsman’s KMC Systems subsidiary, commercial communications and mobile and wireless telephone network encryptions by Tadiran Communications and its subsidiaries, microwave technologies and components produced by Elisra and its subsidiaries, night vision products for the automotive industry developed by Elbit Systems and general manufacturing and machinery services by Elbit Systems and its Romanian subsidiary, Elmet International SRL.

Property, Plant and Equipment

        Facilities in Israel

        Our executive offices and main research and development facilities are located on approximately 762,000 square feet of property in the Advanced Technology Center in Haifa. We own approximately 362,000 square feet of our main facilities in Haifa. The remainder of our facilities in Haifa is leased. We also have ownership and long-term leasehold rights in a facility of approximately 65,000 square feet near our headquarters building in Haifa. Our main manufacturing operations are located in a leased facility of approximately 225,000 square feet in Karmiel, Israel. We also lease approximately 50,400 square feet in Petah Tiqwa, Israel, which is scheduled to be replaced in August 2006 by a new facility of approximately 59,000,000 square feet in Netanya, Israel. We also lease approximately 21,500 square feet in Rehovot, Israel, and approximately 5,300 square feet in Tel-Aviv, Israel, as well as a landing strip in Israel of approximately 3,900 feet.

        Elop owns or has long-term leasehold rights to approximately 535,000 square feet of property and leases approximately 5,000 square feet of its facilities in Rehovot, Israel. These facilities contain Elop’s headquarters, offices, development facilities and manufacturing operations.

        Cyclone owns approximately 1,406,100 square feet of property near Karmiel, Israel. This includes approximately 210,000 square feet on which its offices, manufacturing, maintenance and hangar facilities are located. An additional 20,000 square feet of manufacturing facilities are anticipated to be completed by the end of 2006. Kinetics owns office, laboratory and manufacturing facilities in Airport City, Israel, covering approximately 32,000 square feet. Silver Arrow leases facilities in Nes Ziona, covering approximately 70,000 square feet. Ortek owns approximately 109,000 square feet of property in Sderot, Israel, which includes approximately 20,200 square feet of offices and manufacturing facilities.

        Elisra owns approximately 50,000 square feet and has leasehold rights of approximately 60,855 square feet in Bnei Brak, Israel. These facilities contain Elisra’s headquarters, development facilities and manufacturing operations. Tadiran Systems and Tadiran Spectralink, have long-term leasehold rights to approximately 57,450 and 21,750 square feet, respectively, containing their headquarters, development facilities and manufacturing operations. Tadiran Communications’ facilities in Israel occupy a total of approximately 250,000 square feet. These facilities are leased on a long-term basis and are located primarily in Petah Tiqwa (management, marketing, engineering and development), Holon (manufacturing) and Kiryat Shmona (engineering, development and manufacturing).

        Facilities in the United States

        EFW owns approximately 25 acres of property in Fort Worth, Texas. That property includes an approximately 225,000 square foot facility containing EFW’s offices, engineering and integration center, and manufacturing operations. Kollsman owns property in Merrimack, New Hampshire covering a total of approximately 66 acres. This includes buildings containing offices and manufacturing operations of approximately 352,000 square feet. IEI owns property covering approximately 38 acres in Talladega, Alabama, on which are located offices and manufacturing facilities of approximately 64,000 square feet. The operation in Warner Robins, Georgia occupies approximately 13,000 square feet of leased facilities.

        Tadiran Communications’ U.S. subsidiaries, Talla-Com and Talla-Tech, occupy a total of approximately 112,000 square feet in Tallahassee, Florida, out of which 77,000 square feet are owned by Talla-Com, while the rest is leased on a long-term basis.

        Facilities in Other Countries. AEL owns approximately 282,000 square feet of property in Porto Alegre, Brazil, including offices and buildings covering approximately 23,000 square feet. The European Subsidiary leases approximately 118,000 square feet in Belgium. In the U.K., U-TacS leases approximately 3,800 square feet and UAV Enginees approximately 13,000 square feet. Elmet and AE Electronics in Romania lease approximately 91,000 square feet and 35,000 square feet, respectively. Tadiran Communications’ subsidiary, Telefunken RACOMS, leases facilities in Ulm, Germany of approximately 25,000 square feet.

        Recent Investment in Facilities. Over the last two years the average annual investment in our facilities, including building projects , as well as equipment, machinery and vehicles, amounted to approximately $56 million. We believe that our current facilities are adequate for our operations as now conducted.

Organizational Structure of Principal Subsidiaries

        Our beneficial ownership interest in our major subsidiaries and investees is set forth below. Our equity and voting interests in these entities are identical.

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

        Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli Government policy. A permit is required for an export and must be obtained to initiate a sales proposal. We also must receive a specific export license for any hardware eventually exported from Israel. In 2005, approximately 50% of our revenue was derived from exports subject to Israeli export regulations.

        U.S. and Other Export Regulations. ESA’s export of defense products, military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. Government. Such approvals are typically in the form of an export license or a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli entities are also required to obtain such export licenses and TAAs. This applies to data required by our Israeli entities to perform work for U.S. programs. Licenses are also required for Israeli nationals assigned to work in defense-related technical areas at our U.S. affiliated companies. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. Recently, the U.S. has implemented enhanced scrutiny of its export control regulations, and the U.S. Government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Other governments’ export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers’ governments.

        Approval of Israel Defense Acquisitions

        The Israeli Defense Entities Law (Protection of Defense Interests) became effective in January 2006. Among other matters, this law establishes conditions for the approval of an acquisition or transfer of control of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” is to occur through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Trade and Industry Minister. Although no such orders have been issued as of June 15, 2006, it is assumed that Elbit Systems and most of its Israeli subsidiaries will be designated as “defense entities” under the law.

        Orders issued under the law will also establish other conditions and restrictions. It is anticipated that in the case of a publicly traded company such as Elbit Systems, Israeli government approval will be required for acquisition of 25% or more of the voting securities or a smaller percentage of shares that grant “means of control”. Means of control for purposes of the law includes the right to control the vote at a shareholders meeting or to appoint a director. Orders relating to defense entities are also anticipated to, among other matters, (1) impose restrictions on the ability of non-Israeli resident citizens to hold “means of control” or to be able to “substantially influence” defense entities; (2) require that senior officers of defense entities have appropriate Israeli security clearances; (3) require that a defense entity headquarters be in Israel and (4) subject a defense entity’s international joint ventures and various technology transfers of the approval of the IMOD.

        Approval of U.S. and Other Defense Acquisitions. Many other countries also require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense related businesses in the U.S. are subject to “Exon Florio” regulations that require review, and in some cases approval, by the Committee on Foreign Investments in the United States (CFIUS).

        “Buy American” Laws. The U.S. “Buy American” laws impose price differentials or prohibitions on procurement of products purchased under U.S. Government programs. The price differentials or prohibitions apply to products that are not made in the United States or that do not contain U.S. components making up at least 50% of the total cost of all components in the product. However, a Memorandum of Agreement between the United States and Israeli Governments waives the Buy American laws for specified products, including almost all the products currently sold in the United States by Elbit Systems, and our Israeli subsidiaries.

        Foreign Military Funding (FMF). The ESA companies participate in United States FMF programs. These programs require countries, including Israel, receiving military aid from the United States to use the funds to purchase products containing mainly U.S. origin components. In most cases, subcontracting under FMF contracts to non-U.S. entities is not permitted. As a consequence, the ESA companies generally either perform FMF contracts themselves or subcontract with U.S. suppliers. The U.S. Government may authorize the IMOD to utilize a portion of the FMF budget under the United States Subcontracting Procurement (USSP) channel. In such cases, companies such as Elbit Systems or our Israeli subsidiaries, who are acting as the Israeli prime contractor to the IMOD under the NIS funded portion of an a IMOD program, are authorized to negotiate and enter into a subcontract directly with a U.S. supplier. However, payment of the funds under a USSP channel subcontract is administered by the IMOD Purchasing Mission to the U.S. U.S. companies in the Group also participate in U.S. Foreign Military Sales (FMS) programs.

        Antitrust Laws. Antitrust laws and regulations in Israel, the United States and other countries often require governmental approvals for transactions that are considered to limit competition. Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions. In connection with the acquisition of Elbit Systems’ interest in Elisra, the Israeli Antitrust Authority imposed stringent conditions for Elbit Systems to meet so long as Elisra is jointly held by Elbit Systems and IAI. See above “Recent Acquisitions – Elisra.”

        Civil Aviation Regulations. Several of the products sold by Group companies for commercial aviation applications are subject to flight safety and airworthiness standards of the U.S. Federal Aviation Administration (FAA) and similar civil aviation authorities in Israel, Europe and other countries.

        Federal Drug Administration Regulations. Medical products designed and manufactured by Kollsman’s subsidiary, KMC Systems, are subject to the U.S. Federal Drug Administration (FDA) regulations.

Buy-Back

        As part of their standard contractual requirements for defense programs, several of our customers include “buy-back” provisions. These provisions are typically best efforts obligations to make, or to facilitate third parties to make, specified transactions in the customer’s country. Such transactions may include the purchase of local goods and services; cooperative ventures with, or investment in, local entities; and transfers of equipment, infrastructure or know-how for the benefit of local parties. In most cases, the buy-back transactions are to be fulfilled over a multi-year period that extends after completion of deliveries under the contract.

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

        We typically have the right to apply multiplier factors in calculating the amount of buy-back credit recognized, and certain types of investments and transactions receive buy-back credit of up to several times the value of the specific transaction. Therefore, even if the buy-back provisions apply in an aggregate amount of up to 100% of the price of the contract with our customer, the actual effective buy-back obligation amount in some cases could be significantly less due to the application of the multiplier factors.

        Although failure to meet a best efforts buy-back obligation may limit our ability to be awarded future business from the applicable customer, in the majority of the cases buy-back is not linked to delivery payments or subject to specific or material contractual monetary penalties. The buy-back activities are a normal part of doing business in the defense industry with these customers. Over the number of years that we have been performing buy-back activities, we have not experienced significant difficulties in meeting our buy-back obligations, and therefore these buy-back activities are not believed to represent a material financial risk to our operations. Our maximum aggregate buy-back undertakings as of December 31, 2005 were approximately $682 million, to be fulfilled over a period of up to 10 years.

Financing Terms

        Types of Financing .  There are several types of financing terms applicable to our defense contracts. In some cases, we receive progress payments according to a percentage of the cost incurred in performing the contract. Sometimes we receive advances from the customer at the beginning of or during the course of the project, and sometimes we also receive milestone payments for achievement of specific milestones. In some programs we extend credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that we finance all or part of the project’s costs for various periods of time. Financing arrangements may extend beyond the term of the contract’s performance. When we believe it is necessary, we seek to protect all or part of our financial exposure by letters of credit, insurance or other measures, although in some cases such measures may not be available.

        Advance Payment Guarantees .  In some cases where we receive advances prior to incurring contract costs or making deliveries, the customer may require guarantees against advances paid. These guarantees are issued either by financial institutions or by us. We have received substantial advances from customers under some of our contracts. Under certain circumstances, such as if a contract is canceled for default and there has been an advance or progress payment, we may be required to return payments to the customer as provided in the specific guarantee. As part of the guarantees we provide to receive progress payments or advance payments, some of our customers require us to transfer to them title in inventory acquired with such payments. As of December 31, 2005, the amount of guarantees relating to customer advances were approximately $513 million.

        Performance Guarantees.   A number of projects require us to provide performance guarantees in an amount equal to a percentage of the contract price. Some of our contracts contain clauses that impose penalties or reduce the amount payable to us if there is a delay or failure in performing in accordance with the contract or the completion of a phase of work, including in some cases during the warranty period. These types of guarantees may remain in effect for a period of time after completion of deliveries under the contract. We provide these types of guarantees in the normal course of our business. As of December 31, 2005, the balance of performance guarantees for Group companies amounted to approximately $106 million.

        Financial Risks Relating to our Projects. The nature of our projects and contracts creates some potential financial risks, including risks relating to dependence on governmental budgets, fixed price contracts for development effort, schedule extensions beyond our control, termination for the customer’s convenience, potential for monetary penalties for late deliveries or failure to perform in accordance with the contract requirements and liability for subcontractors. In addition, we receive payments for some of our projects in currencies other than U.S. dollars. In such cases, we sometimes elect to adopt measures to reduce the risk of exchange rate fluctuations.

        Audit Regulations. The IMOD audits our books and records relating to its contracts with us. Our books and records and other aspects of projects related to U.S. defense contracts are subject to audit by the U.S. Defense Contract Audit Agency. Such audits review compliance with applicable government contracting cost accounting and other applicable standards. If discrepancies were found this could result in a downward adjustment of the applicable contract’s price. Some other customers obtain similar rights under specific contract provisions.

Intellectual Property

        Patents, Trademarks and Trade Secrets. We hold more than 260 patents and applications in Israel, the United States and other countries relating to approximately 120 different inventions. Elop alone holds approximately 125 patents and applications on some 60 different products or applications. Our technology spin-off companies often rely in part on our patented technology. We also hold approximately 35 trademarks relating to specific products. A significant part of our intellectual property assets relates to unique applications of advanced software-based technologies, development process and production technologies. These applications are often not easily patentable, but are considered as our trade secrets and proprietary information. We take a number of measures to guard our intellectual property against infringement as well as to avoid infringement of other parties’ intellectual property.

        Government Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli Government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 35% of our revenues in 2005 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli Government funds research and development, it usually acquires rights to data and title to inventions. We often may retain a non-exclusive license for such inventions. The Israeli Government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the end product is purchased, we normally retain the principal rights to the technology. Sales of our products to the U.S. Government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

        Licensing. There are relatively few cases where we manufacture under license. In such cases, the licensor typically is entitled to royalties or other types of compensation. In some cases where we have acquired business lines we obtain a royalty free license to use the applicable technology for specified applications. Occasionally, we license parts of our intellectual property to customers as part of the requirements of a particular contract. We also sometimes license technology to other companies for specific purposes or markets. Our technology spin-offs typically receive licenses to use relevant parts of our intellectual property for their designated business purposes. See above “Technology Spin-Offs – MediGuide and — Starling”.

Research and Development

        We invest in research and development (R&D) according to a long-term plan based on estimated market needs. Our R&D efforts focus on anticipating operational needs of our customers, achieving reduced time to market and increasing affordability. We emphasize improving existing systems and products and developing new ones using emerging or existing technologies.

        We perform R&D projects to produce new systems for the IMOD and other customers. These projects give us the opportunity to develop and test emerging technologies. We developed new tools for fast prototyping for both the design and development process. This permits the operational team members to effectively specify requirements and to automatically transfer them into software code. Examples of our ongoing defense-related R&D projects include those for night operation capabilities, laser systems, display systems, helmet mounted systems, other avionics systems, UAVs, UGVs, unmanned surface vehicles, spaced based cameras, Recce systems, C4I systems, electric tank turret drive systems, unmanned turret systems and homeland security systems. We also perform R&D in the area of commercial aviation and commercial night vision products for automobiles. In addition, our technology spin-offs perform R&D in their areas of operation, mainly in the fields of medial instrumentation and broadband communications.

        We employ more than 2,200 software and hardware development and systems engineers engaged in advance programs for airborne, ground and naval defense, homeland security and space applications. More than 50% of our total workforce is engaged in research, development and engineering.

        Our customers fund part of our R&D, and we also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
	(U.S. dollars in millions)
Total Investment	$65.5	$86.4	$92.4
Less Participation*	10.6	19.6	20.5
Net Investment	$54.9	$66.8	$71.9

____________

*See above – “Government Rights in Data” and see below – “Conditions in Israel — Chief Scientist and Investment Center Funding”

Manufacturing

        We manufacture and assemble most of our systems at Elbit Systems’ production facility in Karmiel, Israel, at Elop’s facilities in Rehovot, Israel, at EFW’s facilities in Fort Worth, Texas and at Kollsman’s facilities in Merrimack, New Hampshire. These facilities contain warehouses, electronic manufacturing areas, test equipment and final assembly and test stations. They also have mechanical workshops, fully automated surface mount technology lines and clean rooms. We have fully independent capabilities in electronic card assembly, electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply. At Kollsman, we also manufacture commercial avionics and medical equipment in U.S. FAA and FDA registered facilities.

        Cyclone performs manufacturing and assembly of composite materials and other products at its facilities in Karmiel, Israel. Silver Arrow, Kinetics, Ortek, Opgal, AEL and the European Subsidiary also perform manufacturing and assembly at their facilities. SCD has a high technology semiconductor manufacturing facility in Leshem, Israel, in which it performs electronic integration and assembly of thermal imaging sensors and laser diodes. IEI has facilities for manufacturing and repair of test equipment and other items. Some components of our products are manufactured in Romania at S.C. A-E Electronics S.A., a majority-owned Romanian subsidiary of Elbit Systems that manufactures metal parts and at Elmet International SRL, a wholly-owned subsidiary of Elbit Systems involved in machining and metal works.

        Elisra and its subsidiaries have various manufacturing facilities in Bnei Brak and Holon, Israel, for performance of electronic assembly, testing and integration of EW, microwave and communication equipment. Both at its facilities in Holon and Kiryat Shmona, Israel, and at the facilities of its U.S. subsidiaries in Tallahassee, Florida, Tadiran Communications performs manufacturing, electronic assembly and integration of communication equipment.

Purchasing

        Elbit Systems purchasing activities in Israel are based in our facilities in Haifa and in Karmiel. Elop, Cyclone, Silver Arrow, Elisra, Tadiran Communications and most of our other operating subsidiaries also conduct purchasing activities. In the U.S., purchasing activities are based at the facilities of EFW, Kollsman and IEI . EFW also assists Elbit Systems in procurement activities in the United States, as does Elmec Inc., a wholly-owned subsidiary of Elbit Systems located in Chelmsford, Massachusetts.

        We generally are not dependent on single sources of supply. We manage our inventory according to project requirements. In some projects, specific major subcontractors are designated by the customer.

Customer Satisfaction and Quality Assurance

        We invest in continuous improvement of processes to ensure customer satisfaction throughout all stages of our operations. This includes development, design, integration, manufacturing and services for software and hardware, for the range of our systems and products. Our quality teams are involved in assuring compliance with processes and administrating quality plans. These activities begin at the precontract stage and continue through the customer’s acceptance of the product or services.

        Elbit Systems uses a project management method based on Theory of Constraints (TOC) in most of our development projects. Using advanced software, work plans are continuously updated and are available to all integrated product team members. This method makes management more efficient and improves our ability to meet schedule demands of complex projects. Another TOC methodology is used successfully to manage the manufacturing floor in Karmiel. We also use methods such as Kaizen and Lean.

        Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology and management tools, assists us in providing high quality and on time implementation of projects.

        Representatives of our customers generally test our products before acceptance. Branches of the IDF and other customers have authorized us to conduct acceptance testing of our products on their behalf. In addition, Elbit Systems is certified for Software Compatibility Maturity Model (CMM) Level 3 of the U.S. Software Engineering Institute (SEI), indicating a high level of software maturity and software development capability. Elbit Systems is certified for ISO-9001:2000 including ISO-90003 for software and ISO-14001. Elop is certified for ISO-9001:2000, ISO-14001, OSHAS 18001 and 9002 for software. Cyclone is certified for ISO-9001:2000 and ISO-4001, and Silver Arrow is certified for ISO-9001:2000. All the above are certified by the National Standard Institution of Israel and by the National Quality Assurance (NQA) authority for AS9100. Elisra, Tadiran Systems and Tadiran Spectralink are certified for ISO-9001:2000 and ISO-9000-3:1997. Tadiran Communications is certified for ISO-9001:2000 and ISO-90003 for software.

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

        We market our systems and products either as a prime contractor or as a subcontractor to various governments and defense contractors worldwide. In Israel, we sell our military systems and products mainly to the IMOD, which procures all equipment for the IDF. Our marketing and technical support personnel for sales in Israel operate out of our headquarters in Haifa, Elop’s facilities in Rehovot, our offices in Tel-Aviv and the facilities of our other Israeli subsidiaries. We are assisted in marketing our systems, products and services in other parts of the world through subsidiaries, joint ventures, consultants and representatives.

        In the U.S., the ESA companies lead our marketing activities, both from the Texas, New Hampshire and Alabama facilities and from offices in the Washington, D.C. ESA operates under an SSA that allows it and its subsidiaries to work on certain classified U.S. Government programs. See above “Principal Subsidiaries – ESA”. Talla-Com leads Tadiran Communications’ marketing efforts in the U.S., and its subsidiary Talla-Tech also operates under an SSA.

        Our subsidiaries in other countries typically lead the marketing activities in their home countries.

        Over the past several years, Elbit Systems, Elop, EFW and other subsidiaries in the Group have entered into cooperation agreements with major defense contractors in the United States. These agreements provide for joint participation in marketing and performance of a range of projects. In other countries, we actively pursue business opportunities as either a prime contractor or a subcontractor, usually together with local companies. Often we enter into cooperation agreements with other companies for such opportunities.

        The following table provides our net revenues by geographic regions, expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31
	2003	2004	2005
Israel	29%	26%	29%
United States	37%	37%	37%
Europe	12%	13%	10%
Others	22%	24%	24%

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

        Outside of Israel, we compete in a number of areas with major international defense contractors. Our main competitors include divisions and subsidiaries of Northrop Grumman Corporation, Raytheon Inc., Honeywell, BAE Systems Ltd., Rockwell Collins, L-3 Communications Holdings, Inc., Thales S.A., Harris Corporation, European Aerospace Defense and Space Company EADS N.V., Goodrich Corporation and FLIR Systems, Inc. Our competitors also include a number of other major defense contractors in the United States and Europe. Most of these competitors have greater financial, marketing and other resources than ours. We also compete with numerous smaller companies and other Israeli companies around the world.

        Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ combat-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

        Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customers during the last three years were the IMOD, that accounted for, 21% of our revenues in 2003, 18% in 2004 and 26% in 2005, and the U.S. Government, that accounted for 10% of our revenues in each of 2004 and 2005.

Conditions in Israel

        Political, Military and Economic Risks. Our operations in Israel are subject to several potential political, military and economic risks. See above — Item 3. Key Information – Risk Factors – Risks Related to our Israeli Operations.

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

        Chief Scientist and (OCS) Investment Center Funding

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

        In 2002, Elop reached agreement with the OCS to join an OCS initiative applicable to large, research and development intensive Israeli companies. This initiative allows participating companies to receive OCS funding for generic research and development without the need for payment of future royalties. However, as a condition to joining the initiative, companies are required to reach agreement with the OCS on an unconditional prepayment for existing OCS funded programs in exchange for a release by the OCS from all obligations. Under Elop’s agreement with the OCS, Elop is paying $10.6 million over a five-year period beginning in 2002 in exchange for a release of Elop’s obligations to pay further royalties.

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

        Israeli Labor Laws. Our employees in Israel are subject to Israeli labor laws. Some employees are also affected by some provisions of collective bargaining agreements between the Histadrut — General Federation of Labor in Israel and the Coordination Bureau of Economic Organizations, which includes the Industrialists’ Association. These labor laws and collective bargaining provisions mainly concern the length of the work day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing certain employees, determination of severance pay and other conditions of employment.

        Severance Pay. Under Israeli law, our Israeli companies are required to make severance payments to terminated Israeli employees, other than in some cases of termination for cause. The severance reserve is calculated based on the employee’s last salary and period of employment. A portion of the severance pay and pension obligation is covered by payment of premiums to insurance companies under approved plans and to pension funds. The deposits presented in the balance sheet include profits accumulated to the balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Israeli laws relating to severance pay.

        National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2005, the payments to the National Insurance Institute were equal to approximately 16.3% of wages. In 2006, the payments were increased to approximately 17.7% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 66% and the employer contributes approximately 34%.

         Enforcement of Judgments

        Israeli courts may enforce U.S. and other foreign jurisdiction final executory judgments for liquidated amounts in civil matters, obtained after due process before a court of competent jurisdiction. This enforcement is made according to the private international law rules currently applicable in Israel, which recognize and enforce similar Israeli judgments, provided that:

•	adequate service of process has been made and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•	the judgment is no longer subject to a right of appeal.

        Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. The usual practice in Israel in an action to recover an amount in a non-Israeli currency is for the Israeli court to provide for payment of the equivalent amount in Israeli currency at the exchange rate in effect on the judgment date. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the foreign currency’s exchange rate on the payment date or in foreign currency. Until collection, an Israeli court judgment stated in Israeli currency will ordinarily be linked to the Israeli Consumer Price Index (CPI) plus interest at the annual rate (set by Israeli regulations) in effect at that time. Judgment creditors must bear the risk of unfavorable exchange rates.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating Financial Review and Prospects – Management’s Discussion and Analysis

        The following discussion and analysis should be read together with our audited consolidated financial statements and notes appearing in Item 18 below.

General

Critical Accounting Policies and Estimates

        For a description of our significant accounting policies see below – Item 18. Financial Statements – Note 2 (Significant Accounting Policies).

        Our results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with U.S. GAAP. The preparation of the consolidated financial statements requires management to apply accounting policies for certain critical accounting areas as well as make estimates and assumptions that affect the amounts reported in the financial statements. Significant changes in assumptions or conditions and changes in critical accounting policies could materially impact our operating results and financial condition.

        We believe our most critical accounting policies relate to:

•	Revenue Recognition
•	Business Combinations and Purchase Price Allocation
•	Impairment of Goodwill and Other Long-Lived Assets
•	Other-Than-Temporary Decline in Value of Investments in Investee Companies
•	Useful Life of Long-Lived Assets

        Revenue Recognition

        We generate revenues mainly from long-term contracts involving the design, development, manufacture and integration of defense systems and products.

        Revenues from long-term contracts are recognized based on Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (SOP 81-1) according to which revenues are recognized on the percentage of completion basis.

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

        In cases where the contract involves the delivery of products and performance of services, we follow the guidelines specified in EITF 00-21, “Revenue Arrangements with Multiple Deliverables” in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services.

        Management reviews periodically the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed periodically for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion.

        A number of internal and external factors affect out cost estimates, including labor rates, estimated future material prices, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is likely that materially different amounts would be reported in our consolidated financial statements.

        Business Combinations and Purchase Price Allocation

        Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company’s assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

        The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, in-process research and development (IPR&D) activities, and to goodwill. The amount allocated to IPR&D is being charged immediately to our results of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (FIN 4). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life.

        Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment which can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our Group companies operate in industries which are extremely competitive, the value of the intangible assets, including goodwill and their respective useful lives are exposed to future adverse changes which can result in a charge to our results of operations.

Impairment of Goodwill and Other Long-Lived Assets

        Consistent with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized and is tested at least annually for impairment. According to SFAS 142, an impairment loss will be recognized when the carrying value of the goodwill is not recoverable or exceeds its fair value. We conduct a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods.

        The methods commonly used to value the fair value of reporting units are the Income, Market and Cost approaches. Our reported units’ fair market value was estimated using two valuation methodologies: the Income Approach and the Market Approach. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results.

        As of December 31, 2005, our goodwill amounted to $64 million. We tested our goodwill as of December 31, 2005 and concluded that no impairment loss existed with respect to goodwill.

        Consistent with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we evaluate long-lived assets for impairment and assess their recoverability whenever events or circumstances indicate that carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries which are extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. As of December 31, 2005, our long-lived assets amounted to $363.8 million, including $78.8 million in intangible assets, and we concluded that there were no indicators for impairment.

        Should future impairment tests we make determine that impairment has occurred in the value of our goodwill or long-lived assets, such impairment may have a material effect on our financial results in the period in which the impairment is determined.

        Other-Than-Temporary Decline in Value of Investments in Investee Companies

        At the end of each reported period we evaluate whether an other-than-temporary decline in the value of an investment in our investee companies has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

        An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements) and independent appraisals, if available. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, specific conditions affecting the investment, such as in the industry or in geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries which are extremely competitive, it is possible that our estimates could change in the near term, and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2005 we recorded a write-down in the amount of approximately $5.4 million, with respect to ISI. See below “2005 Compared to 2004 — Other Expenses (Net)”.

        Useful Life of Long-Lived Assets

        Intangible assets and property, plant and equipment are amortized over their estimated useful lives. Determining the useful life of such assets involves the use of estimates and judgments. In determining the useful life we take into account various factors such as the expected use of the assets, effects of obsolescence, competition, demand, changes in business, acquisitions and other economic factors. If our estimates change and the useful lives of such assets increase or decrease, it will affect our results of operations.

Sarbanes-Oxley Act

        According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we are required to include in our annual report for the fiscal year ending December 31, 2006 an assessment, as of the end of the fiscal year, of the effectiveness of our internal controls over financial reporting.

        During 2005, we took steps to assure compliance of our documentation and internal controls over financial reporting with the guidelines stipulated in the Sarbanes-Oxley Act. We plan to continue with these steps during 2006.

Off-Balance Sheet and Other Long-Term Arrangements and Commitments

        Buy-Back.  In connection with long-term projects in specific countries, Elbit Systems and some of our subsidiaries undertook to use our respective best efforts to make or facilitate purchases or investments in those countries at certain percentages (typically up to 100%) of the amount of the specific contract. Our obligations to make or facilitate third parties making such investments and purchases are subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2005 amounted to $682 million to be performed over a period of up to ten years. In the opinion of management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis. See above — Item 4. Information on the Company – Buy-Back.

        Government Funding of Development.   Elbit Systems and some of other Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Office of the Chief Scientist in Israel (OCS) for the support of research and development activities conducted in Israel. At the time the OCS participations were received, successful development of the related projects was not assured. In exchange for OCS participation in the programs, Elbit Systems and the subsidiaries agreed to pay 2% — 5% of total sales of products developed within the framework of these programs. The obligation to pay these royalties is contingent on the ultimate success of the development and actual sales of the products. See above — Item 4. Information on the Company – Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding. Elbit Systems and some of our Israeli subsidiaries are also obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the subsequent implementation of some of the technologies developed with their participation. At the time of receipt of the participation the successful development of the related projects was not assured. Other governments and international organizations may also fund a portion of our development activities under similar conditions.

        Lease Commitments.   Future minimum lease commitments of the Group under various non-cancelable operating lease agreements for premises, motor vehicles and office equipment as of December 31, 2005 are as follows: $13.1 million for 2006, $10.3 million for 2007, $8.6 million for 2008, $8.0 million for 2009, $17.6 for 2010 and thereafter. See above – Item 4. Information on the Company – Property, Plant and Equipment.

        Bank Guarantees.   We had, as of December 31, 2005, approximately $667 million in guarantees issued on our behalf by banks, in order to secure certain advances from customer and performance bonds. See above – Item 4. Information on the Company – Financing Terms.

        Bank Covenants

        In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees securing certain advances from customers, Elbit Systems and some of our subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2005, we, and our subsidiaries, except Elisra as noted below, were in compliance with all covenants.

        As at December 31, 2005, Elisra did not comply with some of its financial covenants. Nonetheless, subsequent to the balance sheet date, a letter was received from one of the banks, waving its demand for repayment of the loan for a period of 15 months from the balance sheet date. In addition, a letter was also received from the other bank that retroactively updates the financial covenants as at December 31, 2005 (based on the actual ratios at that time) and also provides updated financial covenants for the coming years. The bank will examine these updated financial covenants on December 31, 2006, and management believes Elisra will comply with its covenants at that date. Accordingly, these loans, in the amount of $10 million, are classified as long-term loans.

        Purchase Commitments. As of December 31, 2005 and 2004, we had purchase commitments that amounted to approximately $661 and $345 million, respectively. These purchase orders and subcontracts are typically in a standard format proposed by us, with the subcontracts and purchase orders also reflecting provisions from our applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendors’ or subcontractors’ default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2005

        See above – Item 4. Information on the Company – Recent Acquisitions.

        During the last quarter of 2004 and during 2005, we purchased from Koor and in the market approximately 40% of the shares of Tadiran Communications for approximately $172 million in cash, and we have become Tadiran Communications’ controlling shareholder.

        The excess of the amount paid for Tadiran Communications shares acquired during 2004 and 2005 over their book value is approximately $120 million. Based on a purchase price allocation analysis (PPA) performed by an independent advisor, this excess, net of taxes, was attributed as follows:

	$M	Expected useful lives
In-Process R&D(IPR&D)	9.5	immediate write-off
Inventory	2.8	up to a quarter
Other assets or liabilities	0.7	5 years
Brand name	7.5	15 years
Customer base and backlog	37.7	2-12 years
Technology	22.3	10 years
Goodwill	39.6	indefinite - subject to annual impairment test

	120.1

        The effect of the above transaction on our 2005 results, which were reflected as part of our equity in net earnings of affiliated companies, was as follows:

$M

IPR&D write-off	(8.5)
Inventory amortization	(2.0)
Other tangible and intangible assets amortization	(4.4)

(14.9)

Elbit Systems portion in
Tadiran Communications' results	3.8

Net effect	(11.1)

                On November 30, 2005, we completed the purchase of the shares of Koor in Elisra for approximately $68.8 million in cash. Following the completion of the transaction, we own 70% of Elisra and Elisra’s two major subsidiaries - Tadiran Systems and Tadiran Spectralink.

                The excess of the amount paid for the Elisra shares acquired over their book value (excess cost) is approximately $60.2 million. Based on a PPA performed by an independent advisor, this excess was attributed as follows:

	Book Value in Elisra	Excess Cost	Total	Expected Useful Lives of Excess Cost
	(U.S. dollars in millions)
Current monetary liabilites
net of current monetary assets	(11.5)	-	(11.5)	-

Long-term investments
and receivables	74.8	-	74.8	-

Long-term liabilities	(100.7)	-	(100.7)	-

Minority interests	(8.3)	-	(8.3)	-

IPR&D	-	7.5	7.5	immediate write-off

Inventory	31.2	1.2	32.4	up to 2 quarters

Property, plant and equipment	23.1	5.7	28.8	20 years

Customer base and backlog	-	11.8	11.8	10 years

Technology	-	9.5	9.5	10 years

Deferred taxes	-	(5.4)	(5.4)	according to the relevant item above

Goodwill	-	29.9	29.9	indefinite - subject to annual impairment test

	8.6	60.2	68.8

                The results of Elisra’s operations have been included in the consolidated financial statements from the date of acquisition.

                Following the acquisition of Elisra’s shares in the fourth quarter of 2005, we identified and wrote-off pre-contract costs relating to duplicated inventories and equipment of Elbit Systems in the amount of $3.5 million, which were recorded as restructuring expenses in the cost of goods sold ($2.6 million net of taxes).

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

                We reduce backlog when revenues for a specific contract are recognized. We reduce project backlog as delivery or acceptance occurs or when contract milestones or engineering progress under the long-term contracts are recognized as achieved. In some cases we reduce project backlog when costs are incurred. In the unusual event of a contract cancellation, we would also be required to reduce our backlog accordingly. The method of backlog recognition used often changes depending on the particular contract.

                As of December 31, 2005, we had a backlog of approximately $3,347 million (including $340 million in backlog related to Elisra that was acquired in the fourth quarter of 2005), of which 72% was for orders outside Israel, as opposed to $2,154 million, of which 66% was for orders outside of Israel, as of December 31, 2004. Approximately 65% of our backlog as of December 31, 2005 is scheduled to be performed during 2006 and 2007. The majority of the 35% balance is scheduled to be performed in 2008 and 2009. Backlog information and any comparisons of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

                Trends in the defense electronics and homeland security markets in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world. Lessons learned in Operation Iraqi Freedom, Afghanistan, and various terrorist activities worldwide have increased the focus of defense forces on low intensity conflicts and homeland security.

                In the defense electronics market, there is an increasing demand for products and systems in the areas of C4ISR. Accordingly, while we continue to perform platform upgrades, more emphasis is being placed on C4ISR, including network centric information systems, information gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAVs, space and satellite based defense capabilities and homeland security systems. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends, as well as to continue to participate in the“ “ Current Force” legacy operations of our customers.

                In recent years consolidations in the defense industry have affected competition. This has decreased the number but increased the relative size and resources of our competitors. We adapt to evolving market conditions by adjusting our business strategy to changing defense market conditions. We also anticipate continued competition in defense markets due to declining defense budgets in many countries. We believe in our ability to compete on the basis of our systems development and technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time enhancing the industrial capabilities of these countries.

Summary of Financial Results

                The following table sets forth the consolidated statements of operations of Elbit Systems and our subsidiaries for the years ended December 31, 2005,  2004  and  2003.

	For the year ended on December 31
	2005		2004*		2003
	$	%	$	%	$	%
	(In thousands of U.S. dollars except for share data)
Total revenues	1,069,876	100	939,925	100.0	897,980	100.0
Cost of revenues	786,616	73.5	689,626	73.4	672,711	74.9
Restructuring expenses	3,488	0.4	-	-	-	-

Gross profit	279,772	26.1	250,299	26.6	225,269	25.1

Research and development expenses, net	71,903	6.7	66,846	7.1	54,919	6.1

Marketing and selling expenses	78,648	7.4	69,912	7.4	69,943	7.8

General and administrative expenses	54,417	5.1	47,832	5.1	46,077	5.1
IPR&D write-off	7,490	0.7	-	-	-	-

	212,458	19.9	184,590	19.6	170,939	19.0

Operating profit	67,314	6.3	65,709	7.0	54,330	6.1

Financing expenses, net	(11,472)	(1.1)	(5,852)	(0.6)	(4,870)	0.5

Other income (expenses), net	(5,326)	(0.5)	770	0.1	53	0.0

Income before income taxes	50,516	4.7	60,627	6.5	49,513	5.5

Income taxes	16,335	1.5	15,219	1.6	11,334	1.3

	34,181	3.2	45,408	4.8	38,179	4.3

Minority interest	(58)	(0.0)	(180)	0.0	557	0.1
Equity in net earnings (losses) of
affiliated entities	(1,636)	0.2	6,645	0.7	7,209	0.8

Net income	32,487	3.0	51,873	5.5	45,945	5.1

Basic net earnings per share	0.80		1.30		1.18

Diluted earnings per share	0.78		1.26		1.14

Number of shares used in computation
of basic net earnings per share	40,750		39,952		39,061

Number of shares
used in computation of diluted net
earnings per share	41,623		41,041		40,230

(*)	As adjusted - see below Item 18. Financial Statements - Note 1(G)

2005 Compared to 2004

                 Revenues

                Our sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

                Our consolidated revenues increased by 13.8%, from $939.9 million in 2004 to $1,069.9 million in 2005.

                Following the acquisition of Elisra’s shares, our consolidated revenues in 2005 includes $15.7 million of Elisra’s revenues.

                The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2005		December 31, 2004
	$ millions	%	$ millions	%
Airborne systems	420.8	39.3	367.9	39.1
Land systems	117.4	11.0	199.2	21.2
C(4)ISR systems	217.3	20.3	108.9	11.6
Electro-optics	242.3	22.7	200.3	21.3
Other (mainly non-defense engineering
and production services)	72.1	6.7	63.6	6.8

Total	1,069.9	100.0	939.9	100.0

                Airborne systems revenues increased by approximately 14% from $367.9 million to $420.8 million. The increase was primarily as a result of ongoing internal growth in airborne systems related activities.

                Land systems revenues decreased by 41% from $199.2 million to $117.4 million. The decrease in land systems revenues was mainly as a result of temporary delay in some projects that we believe will be sold during 2006.

                C(4)ISR systems revenues increased by 100% from $108.9 million to $217.3 million. The increase in C(4)ISR revenues resulted mainly from sales in the IMOD’s Digital Army Program (DAP) related projects.

                Electro-optics revenues increased by 21% from $200.3 million to $242.3 million. The increase in electro-optics revenues resulted from increased sales of homeland security systems for international customers, night vision equipment for various customers, as well as sales of electro-optic products by a European subsidiary.

                The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2005		December 31, 2004
	$ millions	%	$ millions	%
Israel	315.4	29.5	241.6	25.7
United States	397.5	37.2	348.5	37.1
Europe	104.2	9.7	124.1	13.2
Other countries	252.8	23.6	225.7	24.0
Total	1,069.9	100.0	939.9	100.0

                The changes in revenues by geographic distribution were in the revenues from customers in Europe, which decreased mainly as a result of the temporary reduction in the land systems area of operations, while revenues in all other geographical regions increased. The increase in revenues in Israel was mainly from programs in the C(4)ISR area.

Gross Profit

                Our gross profit represents the aggregate results of our activities and projects and is based on the mix of programs in which we are engaged during the reported period.

                Following the acquisition of Elisra’s shares in the fourth quarter of 2005, we identified and wrote-off pre-contract costs related to duplicated inventories and equipment in the amount of $3.5 million, which were recorded as restructuring costs in the cost of goods sold.

                Gross profit in 2005 was $279.8 million (with a gross profit margin of 26.1%), as compared to $250.3 million (gross profit margin of 26.6%) in 2004.

Research and Development (R&D)

                We continually invest in R& D in order to maintain and further advance our technologies, in accordance with a long-term plan, based on our estimate of future market needs.

                Our R& D activities in the reported period are coordinated with, and partially funded by, third parties, including the IMOD and the OCS. These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors.

                Gross R& D expenses in 2005 totaled $92.4 million (8.6% of revenues), as compared with $86.4 million (9.2% of revenues) in 2004.

                Net R& D expenses (after deduction of third party participation, including the IMOD and the OCS) in 2005 totaled $71.9 million (6.7% of revenues), as compared to $66.8 million (7.1% of revenues) in 2004. The increase in R&D expenses reflects the overall growth of our activities.

        Marketing and Selling Expenses

        We maintain our activities in developing new markets and pursuing various business opportunities according to our plans.

        Marketing and selling expenses in 2005 were $78.6 million (7.4% of revenues), as compared to $69.9 million (7.4% of revenues) in 2004.

        General and Administrative (G& A) Expenses

        G& A expenses in 2005 were $54.4 million (5.1% of revenues), as compared to $47.8 million (5.1% of revenues) in 2004.

        The increase in G& A expenses in 2005 compared to 2004 was related to the cost of various exploratory merger and acquisition, legal, audit and control activities, including expenses related to compliance with the Sarbanes-Oxley Act.

         Financing Expenses (Net)

        Net financing expenses in 2005 were $11.5 million, as compared to $5.9 million in 2004.

        The increase in the net finance expenses resulted mainly from a higher level of long-term loans, currency exchange rate differences and an increase in market interest rates.

        Other Expenses (Net)

        Other expenses in 2005 were a $5.3 million loss as compared to a $0.8 million gain in 2004.

        During the fourth quarter of 2005, the fair value of ImageSat International N.V. (ISI), an approximately 14% affiliate of Elbit Systems, decreased as a result of a decrease in ISI’s backlog and estimated future cash flows. Based on a valuation performed by an independent advisor, we wrote-off approximately $5.4 million of our investment in ISI.

        Taxes on Income

        Our tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group companies generating the taxable income operate, the impact of tax benefit plans in some jurisdictions and the continued decrease in the tax rate in Israel.

        Provision for taxes in 2005 was $16.3 million (effective tax rate of 32.3%), as compared to a provision for taxes of $15.2 million (effective tax rate of 25.1%) in 2004.

        Excluding the IPR& D related to Elisra and the write-off related to ISI, which are not deductible for tax purposes, our effective tax rate was 25.8%.

        Company’s Share in Earnings of Affiliated Entities

        In 2005, we had net expense of $1.6 million from our share in earnings of affiliated entities, as compared to an income of $6.6 million in 2004. The decrease in our share in earnings of affiliated entities in 2005 resulted mainly from inclusion of the write-off of IPR& D related to the acquisition of Tadiran Communications shares, which amounted to $8.5 million.

        The companies and partnerships, in which we hold 50% or less in shares or voting rights and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics, airborne systems and communications. This includes our share in the earnings of Tadiran Communications and reflects the impact of the corresponding purchase price allocation adjustments described above.

        Net Earnings and Earnings Per Share (EPS)

        Net earnings in 2005 were $32.5 million (3.0% of revenues), as compared to net earnings of $51.9 million (5.5% of revenues) in 2004. Fully diluted EPS was $0.78 in 2005, as compared to $1.26 in 2004.

        Net earnings include IPR&D related to Tadiran Communications and Elisra and other write-offs, which amounted in 2005 to approximately $18.6 million, and in 2004 to approximately $1.0 million .

        The number of shares used for computation of diluted EPS in the year ended December 31, 2005 was 41,623 thousand shares, as compared to 41,041 thousand shares in the year ended December 31, 2004.

2004 Compared to 2003

        Revenues

        Our consolidated revenues increased by 4.7%, from $898.0 million in 2003 to $939.9 million in 2004.

        Our revenues generated by groups of areas of operations in 2003 and 2004 were as follows:

	Year ended
	December 31, 2004		December 31, 2003
	$ millions	%	$ millions	%
Airborne systems	367.9	39.1	373.6	41.6
Land vehicle systems	199.2	21.2	199.8	22.2
C4ISR systems	108.9	11.6	133.9	14.9
Electro-optics systems	200.3	21.3	140.5	15.7
Other (mainly non-defense engineering
and production services)	63.6	6.8	50.2	5.6

Total	939.9	100.0	898.0	100.0

        C4ISR systems sales decreased by 19% from $133.9 million to $108.9 million. The decrease in revenues resulted mainly from the delay in the receipt of certain orders for new projects, which were received but for which revenues were not yet recognized. Electro-optics sales increased by 43% from $140.5 million to $200.3 million. The increase in revenues resulted from increased sales of homeland security systems for international customers, night sights for various customers, the Night Targeting System to the U.S. Marine Corps and other customers, as well as sales of electro-optic products by a European subsidiary. “Other” sales increased by 27% from $50.2 million to $63.6 million. The increase in revenues was mainly from the manufacture of medical instrumentation by Kollsman.

        The geographic breakdown of revenues in 2003 and 2004 was as follows:

	Year ended
	December 31, 2004		December 31, 2003
	$ millions	%	$ millions	%
Israel	241.6	25.7	255.8	28.5
United States	348.5	37.1	332.3	37.0
Europe	124.1	13.2	109.4	12.2
Other countries	225.7	24.0	200.5	22.3
Total	939.9	100.0	898.0	100.0

        Our sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

                Revenues from customers in Europe increased by 13% from $109.4 million to $124.1 million. The increase in revenues in Europe resulted mainly from the inclusion of a European subsidiary’s revenues, starting only in the third quarter of 2003 and for the entire year in 2004. Revenues also increased in the United States and in other countries, mainly in Latin America and Asia, while revenues in Israel declined as deliveries under certain major programs entered final phases.

        Gross Profit.    Our gross profit represents the aggregate results of our activities and projects and is based on the mix of programs in which we are engaged during the reported period. Gross profit in 2004 was $250.3 million (with gross profit margin of 26.6%), as compared to $225.3 million (gross profit margin of 25.1%) in 2003. The increase in the gross profit percentage was caused mainly by the sale of a mix of products and projects with improved profitability.

        Research and Development (R&D)

        We continually invest in R&D in order to maintain and further advance our technologies, in accordance with a long-term plan, based on our estimate of future market needs. Our R&D activities in the reported period are coordinated with, and partially funded by, third parties, including the IMOD and the OCS. These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology, and products for surveillance, aerial reconnaissance, lasers and space based sensors.

        Gross R& D expenses in 2004 totaled $86.4 million (9.2% of revenues), as compared with $65.5 million (7.3% of revenues) in 2003. Net R& D expenses (after deduction of third party participation, including the IMOD and the OCS) in 2004 totaled $66.8 million (7.1% of revenues), as compared to $54.9 million (6.1% of revenues) in 2003.

                During the second half of 2004, and especially during the fourth quarter, we invested significant R& D efforts to support strategic business opportunities by developing products and technologies for U.S. airborne programs and additional efforts relating to the electro-optics systems. In support of these activities and additional R& D projects, we were successful in obtaining additional funding from external sources, to provide for the development of advanced technologies and related products.

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

        Taxes on Income.   Our tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. Provision for taxes in 2004 was $15.2 million (effective tax rate of 25.1%), as compared to a provision for taxes of $11.3 million (effective tax rate of 22.9%) in 2003. The change in the effective tax rate is attributable to the mix of the tax rates in the various tax jurisdictions in which the Group’s companies generating the taxable income operate.

        Share in Earnings of Affiliated Entities. In 2004, we had net income of $6.6 million from our share in earnings of affiliated entities, as compared to $7.2 million in 2003. The companies and partnerships, in which Elbit Systems holds 50% or less in shares or voting rights and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

        Net Earnings and Earnings Per Share (EPS)

        Net earnings in 2004 were $51.9 million (5.5% of revenues), as compared to net earnings of $45.9 million (5.1% of revenues) in 2003. Fully diluted EPS was $1.26 in 2004, as compared to $1.14 in 2003.

        The number of shares used for computation of diluted EPS in the year ended December 31, 2004 was 41,041 thousand shares, as compared to 40,230 thousand shares in the year ended December 31, 2003. The increase in the number of shares used for computation of diluted EPS was due mainly to exercise of options by employees during 2003 and 2004, and the change in Elbit Systems’ share price.

Conditions in Israel

        For information on how our operating results may be affected by conditions in Israel see above – Item 3. Key Information – Risks Factors – Risks Related to Our Israeli Operations; and Item 4. Information on the Company – Conditions in Israel.

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

Financial Resources

        The financial resources available to us include profits, collection of accounts receivable, advances from customers and Government of Israel and other third parties’ programs such as the OCS and development grants. In addition, Elbit Systems has access to bank credit lines and financing in Israel and abroad based on our capital, assets and activities. Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements such as for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of June 15, 2006, each of the companies subject to financial covenants, including Elisra, was in compliance with the applicable covenants. With respect to Elisra’s financial covenants as of December 31, 2005, see above“Off-Balance Sheet and Other Long-Term Arrangements and Commitments – Bank Covenants”.

        On December 31, 2005, we had total borrowings in the amount of $262.6 million, including $225 million in long-term loans, and $667 million in guarantees issued on our behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2005, we had a cash balance amounting to $93.9 million.

        As of December 31, 2005, we had working capital of $227 million, and our current ratio was 1.37. Our ratio of equity to total assets was 27.8%.

        In 2003, the Controller of the Banks in Israel instituted regulations governing lending by Israeli banks to groups of affiliated borrowers. Under these regulations the banks are limited in their maximum exposure to groups of affiliated companies under a combined lending ceiling based on objective and subjective guidelines. As a result, our borrowing capacity may be limited under certain circumstances, even if we have unused lines of credit, due to borrowing by companies affiliated with shareholders that are defined by the Controller of the Banks as our controlling shareholders. In addition, our ability to borrow may be limited in certain circumstances if we are included in the group of a bank’s six largest borrowers. As a result we developed credit facilities that will not be affected by these regulations.

        For further information on the level and maturity of our borrowings, see below – Item 18. Financial Statements – Note 11 (Short-Term Bank Credit and Loans) and Note 14 (Long-Term Loans). We believe our working capital is sufficient to support our current requirements.

2005 Cash Flow

        Our net cash flow generated from operating activities in 2005 was $187.6 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories and by payments of trade payables.

        Net cash flows used for investment activities in the year ended December 31, 2005 were $241.7 million, which was used mainly for acquisition of Tadiran Communications’ and Elisra’s shares and for procurement of various assets and equipment.

        Net cash flow derived from financing activities in 2005 was $113.9 million, which was mainly from receipt of long-term loans.

2004 Cash Flow

        Our net cash flow generated from operating activities in 2004 was $81.5 million, resulting mainly from net income for the period and increase of accounts payable, which was partly offset by a decrease in advances from customers.

        Net cash flows used for investment activities in the year ended December 31, 2004 were $70.9 million, which were used mainly for procurement of property, plant and equipment and investment in Tadiran Communications’ shares. The investments in fixed assets were made primarily in equipment for the Group’s various manufacturing plants and in a building constructed at Elbit Systems’ facility in Haifa, Israel.

        Net cash flow used for financing activities in 2004 was $52.6 million, which were used mainly for paying dividends.

Material Commitments for Capital Expenditures

        We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ended December 31, 2006 and the subsequent fiscal year. See above “Financial Resources”. Our specific material commitments for capital expenditures as of December 31, 2005 and May 31, 2006 were approximately $3million and $2million respectively. See also below – Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 9 (Property, Plant and Equipment, Net) to the Financial Statements.

Impact of Inflation and Exchange Rates

Functional Currency

        Our reporting currency is the U.S. dollar, which is also the functional currency for most of our consolidated operations. A majority of our sales are made outside of Israel in non-Israeli currency, mainly U.S. dollars, as are a majority of our purchases of materials and components. Some of our subsidiaries have functional currencies in Euro, GBP and other currencies. Transactions and balances originally denominated in U.S. dollars are presented in their original amounts. Transactions and balances in currencies other than the U.S. dollar are remeasured in U.S. dollars according to the principles set forth in Statement No. 52 of the Financial Accounting Standards Board. Exchange gains and losses arising from remeasurement are reflected in the income statement.

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

        On December 31, 2005, our liquid assets were mainly comprised of bank deposits. We had investments in liquid equity securities that were subject to market fluctuations in the amount of $2.3 million. Our deposits and loans are based on variable interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of our liabilities and the return on our assets that are based on variable rates.

NIS/U.S. Dollar Exchange Rates

        We attempt to manage our financial activities in order to reduce material financial losses in U.S. dollar terms resulting from the impact of inflation and exchange rate fluctuations on our non-U.S. dollar assets and liabilities. Our income and expenses in Israeli currency are translated into U.S. dollars at the prevailing exchange rates as of the date of the transaction. Consequently, we are affected by changes in the NIS/U.S. dollar exchange rates. On December 31, 2004 and 2005, we had exposure due to NIS denominated liabilities of $57 million and $37 million, respectively, in excess of NIS denominated assets. These liabilities represent mostly provisions for wages and trade payables. The amount of our exposure to the changes in the NIS/U.S. dollar exchange rate may vary from time to time.

        Most of our future cash flows which will be in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2005 by forward contracts and options. On December 31, 2005, we had forward contracts for the sale and purchase of such foreign currencies totaling $220 million ($22 million in Euro, $194 million in GBP and $4 million in other currencies).

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

        In the past, our profitability was somewhat negatively affected when inflation in Israel (measured by the change in CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2002, the inflation rate was approximately 6.5% and the devaluation rate was 7.3%. In 2003, the inflation rate was approximately negative 1.9% and the devaluation rate was negative 7.6%. In 2004, the inflation rate was approximately 1.2% and the devaluation rate was negative 1.6%. In 2005, the inflation rate was approximately 2.4% and the devaluation rate was 6.8%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

Foreign Currency Expenses, Derivatives and Hedging

        While our functional currency is the U.S. dollar, we also have some non-U.S. dollar or non-U.S. dollar linked currency exposure to currencies other than NIS. These are mainly non-U.S. dollar customer debts, payments to suppliers and subcontractors, obligations in other currencies, assets or undertakings. Some subcontractors are paid in local currency under prime contracts where we are paid in U.S. dollars. The exposure on these transactions has not beenin amounts that are material to Elbit Systems. However, when we view it necessary, we seek to minimize our foreign currency exposure, by entering into hedging arrangements, obtaining periodic payments upon the completion of milestones, obtaining guarantees and security from customers and sharing currency risks with subcontractors.

        Most of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2005 by forward contracts. On December 31, 2005, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies. As of December 31, 2005, the forward contracts to buy U.S. dollars and sell GBP are expected to mature during the years 2006 — 2012. All of the other forward contracts are expected to mature during 2006.

        The table below presents (in millions) the balance of the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations as of December 31, 2005 and is presented in millions of U.S. dollar equivalent terms.

Forward	Notional Amount	Fair Value of Derivative
Buy US$ and Sell:
Euro	11.2	0.4
GBP	192.5	6.3
Other various currencies	3.9	0

Forward	Notional Amount	Fair Value of Derivative
Sell US$ and Buy:
Euro	10.9	(0.4)
GBP	0.9	0
Other various currencies	0.3	0

Contractual Obligations

Payments Due By Period

(U.S. dollars in millions)

	Less than 1 year	1-3 years	4-5 years	More than 5 years
1. Long-Term Debt	$ 7	$220	$ 4	$ 1
2. Capital Lease Obligations	--	--	--	--
3. Operating Leases	13	19	19	7
4. Purchase Obligations*	386	250	18	7
5. Other Long-Term Liabilities
Reflected on the Issuer's Balance
Sheet under GAAP**	--	--	--	--

Total	$406	$489	$41	$ 15

*	For further description of the Purchase Obligations see above“Off-Balance Sheet and Other Long-Term Arrangements and Commitments – Purchase Commitments” and see below – Item 18. Financial Statements – Note 17 (Commitments and Contingent Liabilities – Contractual Obligations).

**	See above – Item 4. Information on the Company – Buy-Back. The obligation amount does not include an amount of $165.2 million of employee termination liabilities. See below Item 18. Financial Statements – Note 2P (Significant Accounting Policies – Severance Pay) and Note 15 (Benefit Plans).

Off-Balance Sheet Transactions

        See above“General – Off-Balance Sheet and Other Long-Term Arrangements and Commitments.”

Item 6. Directors, Senior Management and Employees.

Directors and Executive Officers

                The directors and executive officers of Elbit Systems as of May 31, 2006 are as follows:

Board of Directors

Name	Age	Director Since

Michael Federmann (Chairman)	63	2000
Moshe Arad	71	2005
Avraham Asheri	68	2000
Rina Baum	61	2001
Jonathan Kolber	44	2005
Yigal Ne'eman	64	2004
Yaacov Lifshitz (External Director)	62	2003
Dov Ninveh	59	2000
Nathan Sharony (External Director)	71	2002

        The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2006. The term of office for Nathan Sharony as an External Director expires in March 2008 and for Yaacov Lifshitz as an External Director in July 2006.

Executive Officers

Name	Age	Position

Joseph Ackerman	57	President and Chief Executive Officer

David Block Temin	51	Corporate Vice President and General Counsel

Guy Brill	54	Corporate Vice President and Co-General Manager - Technologies and Operations

Itzhak Dvir	58	Corporate Vice President and Chief Operating Officer

Jacob Gadot	59	Corporate Vice President - Mergers and Acquisitions

Ran Galli	57	Corporate Vice President - Strategic Initiatives

Joseph Gaspar	58	Corporate Vice President and Chief Financial Officer

Zeev Gofer	54	Corporate Vice President - Business Development and Marketing

Dalia Gonen	54	Vice President - Human Resources

Ran Hellerstein	55	Corporate Vice President and Co-General Manager - Airborne and Helmet Systems

Haim Kellerman	52	Corporate Vice President and General Manager - UAV Systems

Bezhalel Machlis	43	Corporate Vice President and General Manager - Land Systems and C4I

Ilan Pacholder	51	Corporate Secretary and Vice President - Finance and Capital Markets

Marco Rosenthal	59	Corporate Vice President and Co-General Manager - Technologies and Operations

Haim Rousso	60	Corporate Vice President and General Manager - Elop

Gideon Sheffer	57	Corporate Vice President - Strategic Planning

Yoram Shmuely	46	Corporate Vice President and Co-General Manager - Airborne and Helmet Systems

Timothy Taylor	53	President and Chief Executive Officer - ESA

        Michael Federmann. Michael Federmann has served as Chairman of the Board of Directors since the merger with Elop in 2000. He served as Chairman of the Board of Directors of Elop from 1988 until the merger. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as Chairman and CEO of Federmann Enterprises Ltd. (FEL). Currently, he also serves as Chairman of the Board of Directors of Dan Hotels Corp. Ltd. (Dan Hotels). Mr. Federmann is Deputy Chairman of the Board of Governors of the Hebrew University in Jerusalem (the Hebrew University) and a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University.

        Moshe Arad. Moshe Arad served as Vice President for External Relations of the Hebrew University from 1994 to 2004. He currently serves on the Board of Directors of Discount Investment Corporation Ltd. From 1994 to 1999, he was member of the Board of Directors of Elbit Ltd. During 1992 and 1993, Mr. Arad served as Director General of the Israel Ministry of Communications. From 1990 to 1992, he was a member of the Tel-Aviv law firm of Herzog, Fox, Ne’eman. Mr. Arad served as Israel’s Ambassador to the United States from 1987 to 1990 and as Israel’s Ambassador to Mexico from 1983 to 1987. Ambassador Arad holds a bachelor’s degree in political science and international relations and a L.L.B. degree from the Hebrew University.

        Avraham Asheri. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the Boards of Directors of Elron Electronic Industries Ltd., Discount Mortgage Bank Ltd., Scailex Corporation Ltd. and Africa Israel Investment Ltd. Mr. Asheri was President and Chief Executive Officer of Israel Discount Bank from 1991 until 1998, and Executive Vice President and member of its management committee from 1983. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as Director General of the Israel Ministry of Industry and Trade, Managing Director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor’s degree in economics and political science from the Hebrew University.

        Rina Baum. Rina Baum is Vice President for Investments of FEL and since 1986 has served as Director and General Manager of Unico Investment Company Ltd. and other managerial positions within the Federmann Group She serves as a director of Dan Hotels, Etanit Building Products Ltd. and Harel Mutual Funds Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.

        Jonathan B. Kolber. Jonathan Kolber has served as Chief Executive Officer of Koor since 1998. Mr. Kolber served as the Vice Chairman of the Board of Directors of Koor from 1997 to 2003. He served as President of Claridge Israel Ltd. from 1989 to 2001 and as Vice President of Claridge Inc. from 1986 to 1990. Mr. Kolber was associated with Cemp Investments from 1985 to 1987. He serves as a director of several Israeli companies, including ECI Telecom Ltd., Makhteshim-Agan Industries Ltd., Telrad Networks Ltd., Sheraton-Moriah Israel Ltd. and Knafaim – Arkia Holdings Ltd. Mr. Kolber holds a bachelor’s degree in near eastern languages and civilizations from Harvard University and a certificate in advanced Arabic from the American University of Cairo.

        Yaacov Lifshitz (External Director). Yaacov Lifshitz serves as a director of several companies and as a lecturer in the fields of economics, public policy and management. He currently is a lecturer at the Department of Economics and the Department of Public Policy and Management of Ben-Gurion University and at the Department of Political Science of the Tel-Aviv University. He also currently serves on the Boards of Directors of Kali –Insurance Agencies Ltd., Carmel Investments Ltd. and Tesnet Software Testing Ltd. During the period from 1994 to 2002, Mr. Lifshitz served at various times as the Chairman of the Boards of Directors of Hamashbir Lazarchan Israel Ltd., Israel Military Industries Ltd., Spectronix Ltd., Dor Chemicals Ltd., Dor Energy Ltd., DorGas Ltd. and the Israeli Foreign Trade Risk Insurance Corp. Ltd. He also served from 1995 to 2002 as the Chairman of the Executive Board of the Israel Management Center. Prior to that he held various senior positions in government, banking and industry, including Director General of the Israel Ministry of Finance, Chief Economic Advisor to the Israel Ministry of Defense, Senior Vice President and Chief Credit Officer of Israel Discount Bank and President and CEO of Electra (Israel) Ltd. Mr. Lifshitz holds a bachelor’s degree in economics and political science and a master’s degree in economics from the Hebrew University.

        Yigal Ne’eman. Yigal Ne’emanhas served since 1994 as the Chairman and President of the Israel College. From 1989 to 1993, he served as Chairman and as a shareholder of several industrial, commercial and service companies. Mr. Ne’eman served as the President and CEO of Tadiran Electronic Industry Ltd. (Tadiran) from 1981 to 1989. Prior to that he held a number of management positions in the control and finance departments of Tadiran. Mr. Ne’eman is a certified public accountant and holds an accounting degree from the Hebrew University.

        Dov Ninveh. Dov Ninveh has served since 1994 as Chief Financial Officer and a manager in FEL. He serves as a director of Dan Hotels and Etanit Ltd. Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as Deputy General Manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor’s degree in economics and management from the Israel Institute of Technology (the Technion).

        Nathan Sharony (External Director). Nathan Sharony has served since 1997 as a director for several companies. He currently serves as a director for Bituach Yashir Ltd., an insurance company, Union Bank, Ormat Industries Ltd., Genoa Technologies Ltd. and Israel Bonds International Inc. From 1997 to 1999, he served as Chairman of Technorov. From 1994 to 1997, he was Chief Executive Officer of Israel Bonds, a U.S. brokerage. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli Government Economic Mission to the U.S., President and Chief Executive Officer of Elop and Vice President for Logistics of Tadiran Ltd. In 1982, Mr. Sharony completed 30 years of service in the Israel Defense Forces, retiring with the rank of Major General. Mr. Sharony participated in the Field Artillery Battery Officers Course in Fort Sill, Oklahoma.

        Joseph Ackerman. Joseph Ackerman was appointed as President and Chief Executive Officer in 1996. From 1996 to 2004, he served as a member of the board of directors of the Company. From 1994 to 1996, he served as Senior Vice President and General Manager of Elbit Ltd.‘s Defense Systems Division (EDS). Mr. Ackerman joined Elbit Ltd. in 1982 and held various management positions, including General Manager – EFW, Senior Vice President — Operations Group, Vice President — Operations and Vice President — Advanced Battlefield Systems. He serves as Chairman of the Board of Directors of Tadiran Communications, as well as Chairman or a director on the boards of many of the companies in the Elbit Systems Group. Mr. Ackerman holds a bachelor of science degree in aeronautical engineering from the Technion.

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

        Itzhak Dvir. Itzhak Dvir was appointed as Chief Operating Officer in 2004. He was appointed as a Corporate Vice President in 2000. Mr. Dvir served as General Manager –UAV, Tactical and Security Systems from 2003 until his current appointment. From 2000 through 2002, he was General Manager — C4I and Battlefield Systems. From 1996 until 2000, he was Vice President and Division Manager — UAV and C(3) Division. Mr. Dvir joined Elbit Ltd. in 1989 and held various management positions, including Vice President — UAV Division, Vice President — Advance Battlefield Systems Division and Marketing Director — Battlefield Systems Division. Prior to that he served as a career officer in the IAF, retiring with the rank of Colonel. Mr. Dvir holds a bachelor of science degree in aeronautical engineering from the Technion and a master of science degree in aeronautical engineering from the U.S. Air Force Institute of Technology at Wright Patterson Air Force Base.

        Jacob Gadot. Jacob Gadot was appointed Corporate Vice President – Mergers and Acquisitions in 2000. He also served as Chief Technology Officer from 2001 until March 2005. Mr. Gadot held the position of Vice President — Mergers and Acquisitions from 1998 to 2000 and Vice President — Business Development from 1996 to 1998. Mr. Gadot joined Elbit Ltd. in 1983 and held various positions in EDS, including Vice President — International Marketing and head of the Airborne Division. Prior to that, he worked for Motorola Israel, after serving for ten years as an officer in the IAF. He serves as a director for Tadiran Communications. Mr. Gadot holds a bachelor of science degree in electrical engineering from the Technion.

        Ran Galli. Ran Galli was appointed Corporate Vice President – Strategic Initiatives in 2005. He served as Corporate Vice President — Major Campaigns from 2003 until his current appointment. From 1999 until 2003 he served as Corporate Vice President — Business Development and Marketing. Mr. Galli joined Elbit Systems in 1997 as Vice President – Business Development. Prior to that, he served as Corporate Vice President – Business Development and Marketing at Rafael, which he joined in 1990, after retiring from the IAF with the rank of Colonel. In the IAF he served as head of Research and Development, following numerous aircraft program management positions. Mr. Galli holds bachelor and master of science degrees in aeronautical engineering from the Technion.

        Joseph Gaspar. Joseph Gaspar was appointed Corporate Vice President and Chief Financial Officer in 2001. He served as Corporate Vice President – Strategy, Technology and Subsidiaries from the Elop merger in 2000 until 2001. From 1996 until the merger, he held the position of Corporate Vice President, Marketing and Business Development of the Elop Group. Mr. Gaspar joined Elop in 1975 and held several management positions, including Vice President and General Manager of Elop’s Optronics Product Division and co-manager of an Elop subsidiary in the United States. He serves as a director for Tadiran Communications. Mr. Gaspar holds a bachelor of science degree from the Technion in electronic engineering with advanced studies in digital signal processing and communication.

        Zeev Gofer. Zeev Gofer was appointed Corporate Vice President – Business Development and Marketing in 2003. He previously served as Corporate Vice President and as Co-General Manager — Aircraft and Helicopter Upgrades and Systems from 2000. From 1999 until 2000, he was Vice President — Aircraft Upgrades and Airborne Systems Division, having served as Division Manager since 1996. He joined Elbit Ltd. in 1982 and held various management positions, including Director of EDS’ Aircraft Upgrade Division, director of a major aircraft upgrade program, director of avionics system engineering and technical manager of the LAVI avionics program. Mr. Gofer holds bachelor and master of science degrees in electronic engineering from the Technion and a master of science of management degree from the Polytechnic University of New York.

        Dalia Gonen. Dalia Gonen was appointed as Vice President – Human Resourcesin 2000. She became Director of Human Resources in 1996. Ms. Gonen joined Elbit Ltd. in 1971 and held variouspositions in the Human Resources Department. Ms. Gonen holds a bachelor of arts degree in sociology from Haifa University and a master of science of management degree from the Polytechnic University of New York.

        Ran Hellerstein. Ran Hellerstein was appointed Corporate Vice President and Co-General Manager — Aircraft and Helicopter Upgrades and Systems in 2000 and became Co-General Manager — Airborne and Helmet Systems in 2003. From 1996 until 2000, he served as Vice President — Development and Engineering Division, having served as Division Manager since 1993. Mr. Hellerstein joined Elbit Ltd. in 1978 and served in various management positions, including Manager of EDS’ Engineering Division, department manager, technical manager and systems engineer. Mr. Hellerstein holds bachelor and master of science degrees in electrical engineering from the Technion.

        Haim Kellerman. Haim Kellerman was appointed Corporate Vice President and General Manager – UAV Systems in 2004. From 2002 until his current appointment, Mr. Kellerman was Vice President — UAV Programs. Prior to that he held various senior program management positions relating to UAV, C4I and airborne programs. He joined Elbit Ltd. in 1978. Mr. Kellerman holds a bachelor of science degree in computer science from the Technion.

        Bezhalel Machlis. Bezhalel Machlis was appointed Corporate Vice President and General Manager – Land Systems and C4I in 2004. In 2003, he served as Corporate Vice President and General Manager — Ground C4I and Battlefield Systems. From 2000 until 2002, he served as Vice President — Battlefield and Information Systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of Colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and a MBA from Tel-Aviv University.

        Ilan Pacholder. Ilan Pacholder was appointed as Corporate Secretary and Vice President – Finance and Capital Markets in 2003. From 2001 until his current appointment, Mr. Pacholder served as Vice President – Finance. Mr. Pacholder joined Elbit Ltd. in 1994 and held various senior positions in the Finance Department. Prior to joining Elbit Ltd. he served as the Chief Financial Officer for Sanyo Industries in New York. Before that Mr. Pacholder worked for Bank Leumi in New York for 10 years and held the position of Vice President in the international and domestic lending departments. Mr. Pacholder holds a bachelor of arts degree in accounting and economics from Queens College in New York and a MBA in finance and investments from Adelphi University.

        Marco Rosenthal. Marco Rosenthal was appointed Corporate Vice President –Co-General Manager Technologies and Operations in March 2005. He served as Corporate Vice President — Manufacturing and Purchasing from 2001 until his current appointment, having served from 1999 — 2001 as Vice President – Operations and General Manager of the Karmiel facility. From 1996 to 1999, he served as Vice President —Material. Mr. Rosenthal joined Elbit Ltd. in 1975 and held various management positions, including Vice President — Material of EDS and Director of the Sales Department. Mr. Rosenthal holds a degree in technical engineering from the Technion and a degree in business management from Haifa University.

        Haim Rousso. Haim Rousso was appointed Corporate Vice President and General Manager of Elop following the merger in 2000. Prior to that, Mr. Rousso held the position of Corporate Vice President of the Elop Group and General Manager of Elop. He has held various managerial positions in Elop since 1972. Mr. Rousso holds bachelor and master of science degrees in electrical engineering from the Technion.

        Gideon Sheffer. Gideon Sheffer joined Elbit Systems in 2001 as Corporate Vice President – Strategic Planning. Prior to that he served as Acting Head of Israel’s National Security Council and as National Security Advisor to former Prime Minister Ehud Barak. In 1998, he completed 32 years of service in the IDF, retiring with the rank of Major General. From 1995 to 1998, he served on the General Staff as Head of the IDF’s Human Resources Branch. Before that, he served as Deputy Commander of the IAF. Mr. Sheffer held a number of command positions in the IAF after serving as a fighter aircraft and helicopter pilot. Mr. Sheffer holds a bachelor’s degree in Israel studies from Bar Ilan University and is a graduate of the Harvard University Business School’s Advanced Management Program.

        Yoram Shmuely. Yoram Shmuely was appointed Corporate Vice President and General Manager — Helmet Mounted Systems in 2000 and became Co-General Manager –Airborne and Helmet Systems in 2003. From 1998 until 2000, he was Vice President —Helmet Mounted Systems Division. From its founding in 1996 until 1998, he served as President of VSI. Mr. Shmuely joined Elbit Ltd. in 1990 and served as director of Elbit Ltd.‘s Helmet Mounted Display group. He served as a fighter aircraft pilot in the IAF. Mr. Shmuely holds a bachelor of science degree in electronic engineering from the Technion.

        Timothy Taylor. Timothy Taylor was appointed President and Chief Executive Officer of ESA in 2000 after serving as EFW’s President and General Manager since 1997. He joined EFW in 1994 and held the positions of Executive Vice President and General Manager, Vice President — Strategic Planning and Business Development and Vice President — Aircraft Systems. A more than 30-year veteran of the aerospace industry, he previously held various management and strategic business development positions with Allied Signal Inc. (now Honeywell) and GEC Marconi Avionics (now BAE Systems). A native of the United Kingdom, he became a U.S. citizen shortly after joining EFW. Mr. Taylor received an engineering degree in England.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid to all directors and officers of Elbit Systems as a group, other than the President, and the President individually, for the fiscal year ended December 31, 2005:

	Salaries, Directors' Fees Commissions and Bonuses(1)	Pension, Retirement and Similar Benefits
	(in U.S. dollars thousands)
All directors and officers
other than the President
(consisting of 28 persons)	$5,872	$1,282

President	$ 963	$ 100

_________________

(1) Elbit Systems’ shareholders at the annual general shareholders meeting held in 2004 approved payment to directors thereafter in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity. This amount currently includes an annual fee $10,307 and a per meeting fee of $396. Such payments are made either directly to the director or to his or her employing company.

The employment contract of Joseph Ackerman, Elbit Systems’ President and Chief Executive Officer, was originally approved in 2000, and amendments were approved in 2004 and April 2005. The contract expires in July 2006, and the Compensation Committee of the Board of Directors has approved an agreement in principle to extend the contract.

Board Practices

Appointment  and Termination of Directors

        The current External Directors on Elbit Systems’ board of directors were each appointed to three-year terms at a general meeting of shareholders, with Mr. Lifshitz’s term expiring in July 2006 and Mr. Sharony’s term expiring in March 2008. The other seven current directors were appointed at the annual general meeting of shareholders held in November 2005. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship. See below – Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions – Appointment of Directors.

        Nasdaq’s director independence and related rules applicable to the board of directors became applicable with respect to Elbit Systems as of July 31, 2005. Under these regulations, Elbit Systems Ltd.‘s board of directors is required to meet the Nasdaq rules director independence criteria. Certain other rules also became applicable regarding independent directors serving on a director nomination committee and approving the compensation to Elbit Systems’ Chief Executive Officer.

        For information on contractual arrangements for appointment of directors resulting from the Federmann Group and Koor shareholders agreement. See below — Item 7. Major Shareholders and Related Party Transactions — Agreements Relating to the Tadiran Acquisition – Principal Applicable Terms of the FEL – Koor Shareholders Agreement.

        Audit Committee.Nathan Sharony (chairman), Avraham Asheri, Yaacov Lifshitz and Yigal Ne’eman are currently members of the audit committee of the Board (the Audit Committee). The Audit Committee operates in accordance with an Audit Committee charter that provides the framework for their oversight functions consistent with Israeli and U.S. legal and regulatory requirements. Nasdaq’s director independence requirements for audit committee members took effect with respect to Elbit Systems as of July 31, 2005. See below — Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions – Internal Auditor and Audit Committee; Item 16A. Audit Committee – Financial Expert and Item 16D. Exemptions from Listing Standards for Audit Committees.

Employees

        Number of Employees. Most of our employees are based in Israel, and we have a significant amount of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2005, 2004 and 2003 were as follows:

	Total Employees	U.S. Employees
2005	6,340	1,225
2004	5,782	1,150
2003	5,449	1,110

        Employment Contracts. Most of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See above – Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

        Collective Bargaining Agreements, Approximately 530 of Elop’s employees are covered by a collective bargaining agreement that extended through the end of 2004. Elop notified the union of its desire to conduct negotiations regarding the terms of the agreement, and the agreement continues in effect until a new agreement is reached. Union collective bargaining agreements in effect through December 2007 apply to approximately 175 of Cyclone’s employees. Approximately 690 of Elisra’s employees are covered by collective bargaining agreements extending through August 2008 and September 2012, respectively. Approximately 155 of Tadiran Systems’ employees are covered by collective bargaining agreements extending through December 2006, and approximately 95 of Tadiran Spectralink’s employees are covered by collective bargaining agreements extending through October 2010. The Tadiran Systems agreement ending during 2006 will continue in effect until a new agreement is reached. Approximately 430 Tadiran Communications employees at its Holon plant are covered by collective bargaining agreements extending through July 2010, and approximately 100 Tadiran Communications employees at its Kiryat Shmona plant are covered by collective bargaining agreements extending through August 2007. Approximately 160 of EFW’s employees in Fort Worth are subject to union collective bargaining agreements expiring in November 2008.

Share Ownership

Elbit Systems’ Stock Option Plans

        Elbit Systems adopted an employee stock option plan following the merger with Elop in 2000 (the Post Merger Plan). Under this Plan, stock options for our ordinary shares were granted to officers and employees of Elbit Systems and wholly-owned subsidiaries. The Post Merger Plan was designed to enable us to attract and retain employees and to link their incentives to the performance of our ordinary shares. The Plan was approved by our Board and shareholders and described in a prospectus filed with the Israel Securities Authority (the ISA), and a summary was filed with the U.S. Securities and Exchange Commission (the SEC). Although the options themselves are not transferable or registered for trading, the shares underlying the options granted under the Post Merger Plan was registered for trading with the SEC and the ISA.The principal terms of the Post Merger Plan include:

        Options Granted. Under the Post Merger Plan, 5,000,000 options were authorized to be granted to approximately 800 key employees of Elbit Systems and wholly-owned subsidiaries. Approximately 4,500,000 of these options were granted to employees through a trustee in 2000. 400,000 of the options were granted to Joseph Ackerman, Elbit Systems’President and CEO. No other directors were granted options, but executive officers other than Mr. Ackerman were granted an aggregate of 635,000options under the Post Merger Plan. Approximately 500,000 of the options under the Post Merger Plan were issued to the Plan’s trustee in reserve for subsequent grants to key employees, as determined from time to time by Elbit Systems’ President. As of May 31, 2006, 303,000 of these reserve options were issued to employees. In addition, options that lapsed or were canceled before exercise could be added to the reserve and re-granted under the Post Merger Plan. The general terms of these options are the same as those for other options granted under the Post Merger Plan. Half of the options granted to any employee under the Post Merger Plan are exercisable into one Elbit Systems ordinary share per option in consideration for the employee’s payment to Elbit Systems of the exercise price.

        Phantom Options. The second half of the options granted to any employee under the Post Merger Plan consisted of“phantom” options, similar to share appreciation rights. These options entitle the employee, on exercise of the phantom options, to receive shares in an amount corresponding to the value of the difference between the“deemed” option exercise price and the closing TASE trading price on the date before the option exercise date. For phantom options the employee pays only the par value of the shares actually received.

        Option Exercise Price. The exercise price for the options granted in December 2000 was $12.32 per option. The exercise price was determined based upon a discount of 15% from the average trading price of Elbit Systems’ shares on the TASE in July and August 2000. The exercise price for options granted under the future reserve is 85% of the average price of Elbit Systems’ shares on the TASE for the 60 trading days prior to the specific option grant. The“deemed” option exercise price for the phantom options is the same as the option exercise price for the regular options granted at the same time under the Post Merger Plan.

        Vesting. The options vest at the rate of 25% per year following their grant and must be exercised no later than six years after the date of grant. Termination of employment for any reason, except in special circumstances approved by Elbit Systems’ President, will result in cancellation of the options that have not vested before termination of employment. Following termination of employment, unexercised options that have vested before the termination must be exercised within 90 days of termination. As of May 31, 2006, options exercisable into approximately 78,620 ordinary shares, based on the shares’ May 31, 2006 closing price on TASE of $27.12, remain unvested under the Post Merger Plan.

        Share Rights and Tax Consequences. Shares issued to employees as a result of exercise of the options, including phantom options, will bear rights identical to our other ordinary shares. Employees bear all tax consequences to them resulting from the Post Merger Plan. The Israeli tax authorities approved the Post Merger Plan’s qualification under Section 102 of the Israeli Income Tax Ordinance (New Version). This enables employees who hold the options at least for two years to be exempt from Israeli tax on the gains derived from exercising the option. This also enables Elbit Systems to benefit from a deductible tax expense that amounts to the employee’s above-mentioned gain.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

        Elbit Systems had, as of May 31, 2006, 41,190,013 ordinary shares.(1) The following table sets forth specific information as of May 31, 2006, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our officers and directors as a group.

Federmann Enterprises Ltd.
99 Hayarkon Street
Tel-Aviv, Israel(2)	16,755,448	40.68%

Heris Aktiengesellschaft
c/o 99 Hayarkon Street
Tel-Aviv, Israel	3,836,458(3)	9.31%

Koor Industries Ltd.
14 Hamelacha Street
Rosh Ha'ayin, Israel(4) (5)	3,160,000	7.67%

All officers and directors as a group (27 persons)	328,358(6)	0.80%

_________________

(1)	The total number of ordinary shares includes 23,091 ordinary shares held by a subsidiary of Elbit Systems but excludes 385,000 ordinary shares held by Elbit Systems as treasury shares.

(2)	Federmann Enterprises Ltd. (FEL) owns the shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft (Heris) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems' Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of the shares owned by Heris and FEL. As of May 31, 2006, 4,655,448 Elbit Systems ordinary shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL's purchase in 2004 of the Elbit Systems shares held by Elron.

(3)	The amount of shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	Koor Industries Ltd. (Koor) is an Israeli multi-industry holding company engaged through its direct and indirect wholly and partially owned subsidiaries and affiliates in the following core businesses: telecommunications, defense electronics, agrochemicals and investments in start-ups in the fields of telecommunications and life science. Koor is also involved in tourism, real estate and international trade businesses. The principal shareholders of Koor are Claridge Israel LLC (Claridge Israel), Esarbee Investments Limited (Esarbee) and IDB Development Corporation Ltd. (IDBD). As of May 31, 2006, Claridge Israel held approximately 15.2%, Esarbee held approximately 15.2% and IDBD held approximately 9.9% of Koor's outstanding ordinary shares. In May 2006, Claridge Israel and Esarbee signed an agreement to sell all their holdings in Koor to Discount Investment Company Ltd., an Israeli company listed on the TASE and a subsidiary of IDBD. The completion of the agreement is subject to, inter alia, the approval of the Israel Antitrust Authority.

(5)	FEL and Heris (collectively the Federmann Group) and Koor may be deemed for purposes of U.S. securities laws to be joint owners of the aggregate ordinary shares of Elbit Systems beneficially owned by them by virtue of a shareholders agreement dated December 27, 2004, which entered into force on April 18, 2005, as amended, between FEL and Koor, and which provides, among other things, for Koor to vote at general shareholders meetings of Elbit Systems in accordance with FEL's instructions with certain exceptions. See below "Related Party Transactions - Agreements Related to the Tadiran Acquisition - FEL - Koor Shareholder Agreement". The Federmann Group and Koor have each disclaimed beneficial ownership of the other's shares in Elbit Systems.

(6)	This amount does not include any shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above. The amount includes 138,694 shares underlying options that are currently exercisable or that will become exercisable within 60 days of May 31, 2006. A portion of the underlying options are "phantom options" that have been calculated based on Elbit Systems' May 31, 2006 share closing price on TASE of $27.12.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

        Except to the extent provided in the Shareholders Agreement entered into on December 27, 2004 between FEL and Koor (the Koor - FEL Shareholders Agreement) described below in "Related Party Transactions - Agreements Relating to the Tadiran Acquisition", Elbit Systems' major shareholders have the same rights as other holders of Elbit Systems' ordinary shares. The only significant changes in shareholdings by major shareholders in the last three years were:

•	In July 2004, FEL purchased approximately 19.6% of Elbit Systems ordinary shares from Elron Electronic Industries Ltd. (Elron), resulting in FEL's shareholdings increasing from approximately 30.2% to approximately 49.8%.

•	In April 2005, Koor purchased 2,160,000 ordinary shares from FEL, resulting in FEL's shareholding percentage decreasing from approximately 48.9% to approximately 43.6%. (The 0.9% dilution in FEL's percentage of shareholdings from July 2004 to April 2005 was a result of exercise of options by Elbit Systems' employees under the stock option plan.)

•	In August 2005, Koor purchased an additional 1,000,000 ordinary shares from FEL, resulting in FEL's ownership percentage decreasing from approximately 43.5% to approximately 41% (the 0.1% dilution in FEL's percentage of shareholders from April 2005 to August 2005 was a result of exercise of options by Elbit Systems' employees under the stock option plan.)

•	In the second quarter of 2006, each of the Bank Leumi Group and the Bank Hapoalim Group reduced their respective ownership of our ordinary shares to less than 5%.

        FEL and Koor may be considered under Israeli law as controlling shareholders of Elbit Systems due to the FEL - Koor Shareholders Agreement, although each of FEL and Koor have disclaimed beneficial ownership of the other's shares of Elbit Systems. See below "Related Party Transactions - Agreement Relating to the Tadiran Acquisition - Principal Applicable Terms of the FEL - Koor Shareholders Agreement". We are not aware of any other arrangement, including by way of a shareholder agreement or registration rights agreement, that in the future may lead to a change in control of Elbit Systems. Except as provided in the FEL - Koor Shareholders Agreement regarding appointment of directors and the Chairman of the Board, no appointment of a director is made as a result of a related party transaction. Also, there are no outstanding loans by Elbit Systems or its subsidiaries to such persons.

Related Party Transactions

        Agreements Relating to the Elop Merger

        Shareholders Agreement. A shareholders agreement was entered into in 1999 between Elron and the Federmann Group in connection with the merger between Elbit Systems and Elop. That shareholders agreement terminated in 2004 upon the sale of all of Elron's shares in Elbit Systems to FEL.

        Registration Rights Agreement.

        Also in connection with the merger with Elop, in 2000 Elbit Systems, the Federmann Group and Elron entered into a Registration Rights Agreement (the Registration Rights Agreement). Elron's rights under the Registration Rights Agreements ceased upon its sale in 2004 of Elbit Systems' shares to FEL. Under the FEL - Koor Shareholders Agreement (see below - "Agreements Relating to the Tadiran Communications Acquisition - Principal Applicable Terms of the FEL - Koor Shareholders Agreement"), in certain circumstances while Koor holds 5% or more of Elbit Systems' issued share capital, the Federmann Group agreed to support granting to Koor one demand right on similar conditions as available to the Federmann Group under the Registration Rights Agreement.

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

        Agreements Related to the Tadiran Communications Acquisition

        The Share Transfer Deed of the Shareholders Agreement between Elbit Systems and Koor, and the Share Transfer Deed between FEL and Koor, each entered into on December 11, 2004, relating to Tadiran Communications, were completed as of the closing of the Elbit Systems purchase of Koor's shares of Tadiran Communications in November 2005. Only the Shareholders Agreement between FEL and Koor (the FEL - Koor Shareholders Agreement) also entered into on December 27, 2004, remains in effect.

        In July 2005, FEL and Koor entered into an amendment to the Share Transfer Deed, pursuant to which the total amount of Elbit Systems' shares purchased by Koor from FEL was reduced to 3,160,000.

        Principal Applicable Terms of the FEL - Koor Shareholders Agreement

        Effective Date and Duration

        The FEL - Koor Shareholders Agreement entered into effect in April 2005 upon Koor's initial purchase of Elbit Systems' shares from FEL. The FEL - Koor Shareholders Agreement will remain in effect until April 2020 or until such time as FEL's (or a "Transferor Party" as defined in the FEL - Koor Shareholders Agreement) holdings in the "FEL Shares" together with Koor's (or a Transferor Party) holdings in the "Koor Shares" (each as defined in the FEL - Koor Shareholders Agreement) fall below 25% of Elbit Systems' issued and outstanding share capital, whichever is earlier.

        In addition, after October 1, 2008, Koor may elect to provide FEL with a six-month prior notice to bring to an end Koor's rights and obligations under the FEL - Koor Shareholders Agreement, with the exception of certain sales of a limited amount of Elbit Systems' shares by Koor on a stock exchange, and except for Koor's obligation to vote its shares in accordance with FEL's instructions.

        Board Members

        FEL will support the appointment or vote for the election of directors to Elbit Systems' Board who are nominated by Koor, in a number equal to the higher of either up to: (a) two or (b) 20% of the number of Elbit Systems' directors (including External Directors and the director(s) appointed or elected pursuant to Koor's nomination), rounded up to the nearest whole number. Koor announced that as long as it holds Elbit Systems shares it will not invoke its right to appoint 20% of Elbit Systems' directors. To date, Koor has nominated one director.

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

(3)

 If Koor elects to withdraw from its interest in Elbit Systems acquired from FEL (according to the provisions of the FEL - Koor Shareholders Agreement) FEL will have a right of first offer to acquire Koor's shares in Elbit Systems;

(4)	The parties have been granted a mutual right to jointly participate in the acquisition of shares from a single third party if the proposed acquisition will exceed a total consideration of $25 million;

(5)	Koor will not transfer any of the Koor Shares during the period commencing on the date of signing the FEL - Koor Shareholders Agreement and ending on August 30, 2006;

(6)

 A transfer to a third party of: (1) Koor Shares that are subject to FEL's right of first refusal, or (2) "Federmann Shares" (as defined in the FEL - Koor Deed) that are subject to Koor's tag along rights, will be subject to the third party transferee's undertaking to assume the transferor's undertakings according to the FEL - Koor Shareholders Agreement.

        The above mentioned limitations and rights on transfer of Elbit Systems shares apply only to the FEL shares and the Koor Shares and not to any other Elbit Systems shares that may be held by FEL or Koor, as the case may be.

        Additional Non-Transferable Rights Granted to Koor

        Subject to applicable law, certain non-transferable rights, as specified below, which will expire if Koor's holdings fall below 6.45% of Elbit Systems' share capital, or below 3,050,000 ordinary shares, whichever is earlier. In addition, FEL will have the right to terminate such non-transferable rights if members of the Charles Bronfman family, or trusts for their benefit, cease to own a controlling interest in Koor. In May 2006, the Bronfman family signed an agreement to sell its shares in Koor to Discount Investment Company Ltd., the sale of which is pending certain approvals. See above "Major Shareholders".

(1)

 The appointment of one of the directors nominated by Koor to the position of Vice Chairperson of the Elbit Systems' Board, and the appointment of one director nominated by Koor to each of the Elbit Systems Board's committees. Such right may be terminated by FEL in the event of a change of control of Koor as specified in the FEL - Koor Shareholders Agreement.

(2)

 Establishment of a Elbit Systems' Board Committee for Strategic Planning, in which at least one member will be a director nominated by Koor, having the authority to assist and recommend on strategic issues.

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

(4)	FEL will support, if so requested by Koor, granting registration rights to Koor. (See above "Agreements Relating to the Elop Merger - Registration Rights Agreement".)

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

        Tadiran Communications, in which, as of June 15, 2006, Elbit Systems held an approximately 43% interest, is a publicly traded company whose shares are traded on the TASE. Therefore, transactions between Tadiran Communications and Elbit Systems (or other companies controlled by Elbit Systems) are subject to the provisions of the Israel Companies Law - 1999 with regard to transactions in which a controlling shareholder may have a "Personal Interest". See below - Item 10. Additional Information - General Provisions of Israeli Law and Related Provisions of Articles of Association - Approval of Certain Transactions."

Transactions with Officers and Directors

        Some members of Elbit Systems' Board are also directors of FEL or Koor or companies controlled by either FEL or Koor. In addition, some of the directors of Tadiran Communications are also officers of Elbit Systems. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. Transactions with officers, directors, key employees and affiliates may require authorization in accordance with the requirements of the Companies Law. See below - Item 10. Additional Information - Approval of Certain Transactions.

        For information on the grant of options in Elbit Systems' shares to officers and directors, see above - Item 6. Directors, Senior Management and Employees - Share Ownership - Elbit Systems' Stock Option Plans.

Item 8.	Financial Information.

Consolidated Statements and Other Financial Information

        See Consolidated Financial Statements attached to this Form 20-F.

Legal Proceedings

        Elisra Plant Fire Insurance Claim. In 2001, a fire occurred at the Holon, Israel plants of Elisra's subsidiaries, Tadiran Systems and Tadiran Spectralink, causing significant damages. In 2001, Elisra and its subsidiaries filed a claim in the District Court of Tel-Aviv for damages arising out of the fire against the Phoenix Israeli Insurance Company and other insurance companies. The aggregate amount of the claim is approximately $96 million, based upon a book value of $36 million of the equipment, inventory and costs of work in process lost in the fire, as well as various other damages, including consequential damages, in accordance with the terms of the insurance policy. A $10 million advance was paid by the insurance company to Elisra. At the end of 2004 the claim was transferred for mediation before a retired Israel Supreme Court judge, and numerous meetings have taken place to date with the mediator. The parties anticipate that if the mediation is not concluded by September 2006 the matter will be returned to the court. In the opinion of Elbit Systems' management, the outcome of this claim will not have a material adverse effect on Elbit Systems' financial condition. Pursuant to the terms of the acquisition agreement between Elbit Systems and Koor for the purchase of the shares in Elisra, Koor is entitled to compensation corresponding to a portion of the future proceeds that may be received by Elisra relating to this claim. See above - Item 4. Information on the Company - Recent Acquisitions - Elisra.

        Other Legal Proceedings. Elbit Systems and our subsidiaries are involved in other legal proceedings from time to time. Based on the advice of our legal counsel, management believes such current proceedings will not have a material adverse effect on the financial position or results of operations of Elbit Systems.

Dividend Distributions

        Elbit Systems does not have a declared dividend policy. Our Articles of Association provide that the Board may approve dividend payments to shareholders out of surplus earnings as permitted by applicable law. To date we have consistently paid a quarterly dividend to our shareholders.

        Our dividend payments for the last three full fiscal years were as follows:

2003	$0.40 per share

2004	$2.17 per share (including an extraordinary dividend of $1.80 per share declared in the second quarter of 2004)

2005	$0.54 per share

Item 9.	Offer and Listing.

Share Listings and Trading Prices

        Elbit Systems’ ordinary shares are quoted on Nasdaq under the symbol“ESLT” and are also listed on the TASE.

        The high and low sale prices for our ordinary shares for the five most recent full financial years are:

	Nasdaq		TASE (1)
	High	Low	High	Low
2001	$ 19.60	$ 12.81	$ 19.24	$ 12.81
2002	$ 19.31	$ 14.68	$ 18.92	$ 14.32
2003	$ 20.00	$ 14.51	$ 20.08	$ 14.99
2004	$ 26.40	$ 17.85	$ 26.29	$ 17.73
2005	$ 26.85	$ 20.9	$ 26.38	$ 22.73

        The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the first two subsequent quarters are:

	Nasdaq		TASE(1)
	High	Low	High	Low
2004
First Quarter	$ 19.99	$ 17.85	$ 20.55	$ 18.01
Second Quarter	$ 20.51	$ 17.88	$ 20.50	$ 17.73
Third Quarter	$ 22.50	$ 19.78	$ 21.23	$ 18.80
Fourth Quarter	$ 26.40	$ 19.78	$ 26.29	$ 19.55

2005
First Quarter	$ 26.85	$ 22.97	$ 27.07	$ 22.45
Second Quarter	$ 25.35	$ 21.86	$ 24.65	$ 22.67
Third Quarter	$ 25.30	$ 22.41	$ 24.69	$ 21.67
Fourth Quarter	$ 25.35	$ 20.92	$ 24.48	$ 21.49

2006
First Quarter	$ 25.02	$ 23.00	$ 25.99	$ 23.01
Second Quarter (through May 31, 2006)	$ 27.77	$ 23.12	$ 27.92	$ 23.24

        The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE (1)
	High	Low	High	Low
December 2005	$26.85	$23.26	$25.31	$22.79
January 2006	$26.85	$23.26	$26.24	$24.79
February 2006	$25.63	$23.37	$25.11	$23.46
March 2006	$25.26	$22.97	$24.86	$23.02
April 2006	$25.35	$23.07	$25.52	$23.24
May 2006	$27.77	$25.85	$27.92	$25.90

_________________

(1)	The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars using the daily representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel.

        As of May 31, 2006, approximately 4.14% of our outstanding ordinary shares was held in the United States by approximately 230 holders registered on the books of our transfer agent.

Item 10.	Additional Information.

General Provisions of Israeli Law and Related Provisions of Articles of Association

        Israeli Companies Law and Revised Articles of Association. The Israel Companies Law –1999 (the Companies Law) is the basic corporation law governing Israeli publicly and privately held companies. The Companies Law mandates specific provisions be included in an Israeli company’s articles of association, which are included in Elbit Systems Restated Articles of Association (the Articles of Association).

        Appointment of Directors. Elbit Systems’ directors are appointed by the shareholders at the annual general shareholders meeting. They hold office until the next annual general shareholders meeting, which is held at least once every calendar year but not more than 15 months after the previous general shareholders meeting. Between annual general shareholders meetings the Board may appoint new directors to fill vacancies, however new External Directors must be elected at a general shareholders meeting as described in “External Directors” below. Appointment of directors is also subject to the terms of the FEL — Koor Shareholders’ Agreement. See above — Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions —Agreements Relating to the Tadiran Acquisition. Under that agreement FEL and Koor agreed to support each other’s appointments/nominees to the Board, with Koor being entitled to nominate up to two directors and FEL the balance of the directors, other than the External Directors. See above – Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Agreements Related to the Tadiran Communications Acquisition – Principal Applicable Terms of the FEL – Koor Shareholders Agreement – Board Members. The Chairman of the Board is appointed from the FEL nominees. The Articles of Association authorizes a maximum of 17 and a minimum of five directors.

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

        External Directors. Under the Companies Law publicly held Israeli companies are required to appoint two“External Directors”. Among other requirements, External Directors must be unaffiliated with Elbit Systems and our controlling shareholders. External Directors serve for a three-year term that may be extended for an additional three-year term. Any committee of the Board must include at least one External Director. Nathan Sharony and Yaacov Lifshitz currently serve as an External Directors of Elbit Systems, and their terms of office end in March 2008 and July 2006, respectively. Under a recent amendment to the Companies Law, at least one of the External Directors is required to have “financial and accounting expertise” and the other External Director(s) are required to have“professional expertise”. This amendment does not apply to External Directors who were appointed prior to March 17, 2005 (such as our External Directors). A substitute for an External Director who has“financial and accounting expertise” or“professional expertise” must have similar expertise.

        Internal Auditor and Audit Committee. Publicly held Israeli companies are required to appoint an internal auditor. The main role of the internal auditor is to examine whether the company’s activities comply with the law, integrity and orderly business procedure. Publicly held companies are also required to establish an audit committee of the Board of Directors. The audit committee must consist of at least three directors qualified under the Companies Law, including all External Directors. The audit committee and the internal auditor operate in accordance with an audit committee charter that provides the framework for their functions, consistent with applicable Israeli and U.S. laws and regulations. See above — Item 6. Directors, Senior Management and Employees – Board Practices – Audit Committee.

        Office Holders

        The Companies Law specifies the duty of care and fiduciary duties that an“Office Holder” owes to a company. An Office Holder is defined as a director, general manager, chief business manager, executive vice president, vice president or any other person who fulfills these functions without regard to that person’s title or other manager directly under the general manager. Each person listed above in Item 6. Directors and Executive Officers is an Office Holder of Elbit Systems.

        Under the Companies Law, an Office Holder’s fiduciary duty includes avoiding any conflict of interest between the Officer Holder’s position in the company and his or her personal affairs. The fiduciary duty also includes avoiding any competition with the company and avoiding exploiting any business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company’s affairs that the Officer Holder has received due to his or her position as an Office Holder. Under the Companies Law voting agreements among directors are considered a breach of fiduciary duty. In addition, all compensation arrangements between the company and Office Holders who are not directors require approval of the Board.

Approval of Certain Transactions

        Approval Procedures. The Companies Law requires that certain transactions, actions and arrangements, mainly with related parties, be approved as provided for in the Companies Law and in a company’s articles of association and in many cases by the audit committee and by the board of directors. Sometimes shareholder approval is also required.

        Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder of a company immediately disclose (and no later than the first board meeting the transaction is discussed) any“Personal Interest”that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. An Office Holder with a personal interest in any such matter that is brought for approval of the audit committee or board of directors may not be present at the meeting where the matter is being approved and may not vote on the matter.“Personal Interest” also includes any interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of them. It also includes an interest by any corporation in which the Office Holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An“extraordinary transaction” is other than in the ordinary course of business, other than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities.

        Approval of Transactions

        The Companies Law requires approval by the board of directors for transactions that are not extraordinary with an Office Holder or in which an Office Holder has a Personal Interest.

        The Companies Law requires approval by both the audit committee and the board of directors for the following transactions:

(1)	extraordinary transactions with an Office Holder or in which an Office Holder has a Personal Interest;

(2)	the grant of indemnification, exemption or insurance to Office Holders;

(3)	material actions or arrangements that may otherwise be considered a breach of fiduciary duty of an Office Holder; or

(4)	terms of service of directors, including the grant of indemnification, exemption or insurance and terms of employment of directors in other roles.

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

        The Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from a breach of the Office Holder’s duty of care to the company or to another person. This includes liabilities from the breach of his or her fiduciary duty to the company, to the extent that the Office Holder acted in good faith and had reasonable cause to believe that the act would not prejudice the interests of the company. It also covers monetary liabilities charged against an Office Holder while serving the company.

        Under the Companies Law, a company may indemnify an Office Holder against any monetary liability incurred in his or her capacity as an Office Holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court. A company also can indemnify an Office Holder against reasonable litigation expenses including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in a proceeding instituted against him or her by the company, on its behalf or by a third party, in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the Office Holder.

        Following the March 2005 Amendment to the Companies Law, a company also may indemnify an Office Holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in an investigation or proceeding in which no indictment was filed and no monetary payments in lieu of criminal proceedings were imposed against the Office Holder, or monetary payments in lieu of criminal proceedings were imposed on him or her provided that the alleged criminal offense does not require proof of criminal intent.

        Under the Companies Law, a company may indemnify an Office Holder in respect of certain liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an Office Holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable events in light of the company’s actual activities at the time the company undertook such indemnification and also limited to reasonable amounts or standards, as determined by the board of directors.

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

        Insurance and Indemnification under the Articles of Association

        Elbit Systems’ Articles of Association allows for directors and officers liability insurance, subject to the provisions of the Companies Law. This insurance may cover:

(1)	a breach of his or her duty of care to Elbit Systems or to another person;

(2)	a breach of his or her fiduciary duty to Elbit Systems, provided that the director or officer acted in good faith and had reasonable cause to assume that his or her act would not harm the interests of Elbit Systems; or

(3)	any other event for which insurance of a director or officer is permitted.

        In  addition, Elbit Systems’ Articles of Association (as amended in November 2005 to be consistent with the March 2005 Amendment to the Companies Law) permit indemnification, retroactively or in advance, of a director or officer against:

(1)	a monetary liability imposed on the director of officer or paid by him or her in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court; however, such undertaking will be limited to events which, in the Board’s opinion, are foreseeable in light of the Company’s actual activities at the time of granting the obligation to indemnify, and to a sum or criteria as the Board deems reasonable under the circumstances, and the undertaking to indemnify will specify the aforementioned events and sum or criteria.

(2)	reasonable legal fees incurred by a director or officer in an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure (i) concludes without the filing of an indictment against the director or officer and without imposition of monetary payment in lieu of criminal proceedings, or (ii) concludes with imposing on the director or officer monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent.

(3)	reasonable expenses of the proceedings, including lawyers fees, expended by the director or officer or imposed on him or her by the court for:

(a)	proceedings issued against him or her by or on Elbit Systems’ behalf or by a third party;

(b)	criminal proceedings from which the director or officer was acquitted; or

(c)	criminal proceedings in which he or she was convicted but that do not require proof of criminal intent; or

(4)	any other liability or expense for which it is or may be permissible to indemnify a director or an officer.

        However, any indemnification so granted by Elbit Systems may not exceed 25% of Elbit Systems’consolidated equity as reflected in our last consolidated annual financial statements published prior to the payment of such indemnification.

        The Articles of Association permit the grant of similar indemnification to any person acting as a director or officer of another company in which Elbit Systems is directly or indirectly a shareholder or has any interest.

        Elbit Systems’ shareholders approved the grant to members of our Board of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Board for grant to officers of Elbit Systems.

        In 2004, a general meeting of Elbit Systems’ shareholders approved a framework resolution that allows Elbit Systems to purchase directors and officers (D& O) liability insurance that meets the framework resolution’s terms. The framework resolution covers a five-year period beginning in August 2004, and allows for an aggregate increase of insurance coverage of up to $45 million (from the then current level of $30 million) for any year covered by the policy. As of May 31, 2006, the level of D& O insurance coverage was $40 million. The framework resolution also allows for an increase of up to 25% per year in the D& O insurance premium up to a maximum aggregate of 125% of the then current annual premium ($660,000). The Audit Committee and the Board must approve that any purchase of D& O insurance falls within the terms of the framework resolution.

Material Contracts

        Elbit Systems has not entered into material contracts since June 1, 2003, other than in the ordinary course of business and other than the agreements related to the Elisra and the Tadiran Communications’ acquisitions. See above – Item 4. Information on the Company – Recent Acquisitions and – Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Agreements Relating to the Tadiran Communications Acquisition.

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

        The Israeli Parliament approved a law enacting extensive changes to Israel’s tax law (the Tax Reform Legislation) generally effective as of January 2003. Among the key provisions of the Tax Reform Legislation are:

(i)	changes which may result in the imposition of taxes on dividends and interest received by an Israeli company from its foreign subsidiaries; and

(ii)	the introduction of the“controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains).

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

        Effective Corporate Tax Rate

        Generally,Israeli corporations were subject to a 34%“Company Tax” in 2005. Elbit Systems’ income tax liability in Israel is based on our unconsolidated earnings and such earnings of our Israeli-based subsidiaries. It is determined in NIS and not in U.S. dollars. Tax liability of non-Israeli subsidiaries is determined according to the law of their countries of residence. As a result, the tax provision in Elbit Systems’consolidated financial statements does not directly relate to income reported on these statements. A portion of our Israeli operations have been granted“Approved Enterprise” status, as described under“Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. In addition, they are permitted special adjustments in computing taxable income under the Income Tax Law (Inflationary Adjustments), 1985.

        In September 2004, the Israeli Parliament approved the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the Amendment) that reduced the corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007. In August 2005, the Israeli Parliament approved the Amendment to the Income Tax Ordinance (No. 147) (Amendment 147) that reduces the corporate tax in 2006 to 31%, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010.

        Industry Encouragement. Under the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an“Industrial Company” if it is resident in Israel and at least 90% of its income in a given tax year, with some exceptions, comes from “Industrial Enterprises” owned by that company. An Industrial Enterprise is defined as an enterprise whose primary activity in a particular tax year is industrial manufacturing activity. Webelieve Elbit Systems qualifies as an Industrial Company. The principal benefits of this status are amortization of the cost of know-how and patents, under certain interpretations, deduction of expenses incurred in connection with a public issuance of securities over a three-year period and an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies.

        Investment Law

        The Israeli Law for the Encouragement of Capital Investments, 1959 provides that a capital investment in eligible facilities approved by the Israel Investment Center may be designated as an“Approved Enterprise”. Each approval for an Approved Enterprise relates to a specific investment program. The approvals specify both the program’s financial scope, including its capital resources, and its physical characteristics, such as the equipment to be purchased and used under the program.

        An Approved Enterprise is entitled to several benefits, including Israeli Government cash grants and tax benefits. The applicable tax benefits relate only to taxable profits attributable to the specific Approved Enterprise. As of December 31, 2005, Elbit Systems and some of its subsidiaries in Israel had active approved programs eligible for tax benefits. These programs will expire during the years 2006 to 2012.

        In March 2005, the Israeli Parliament passed an amendment to Investment Law, which revamps the Israeli tax incentives for future industrial and other investments (the 2005 Amendment). A tax holiday package can now be elected for up to 15 years for a “Privileged Enterprise” if certain conditions are met, without needing to obtain approval. The 2005 Amendment became effective on April 1, 2005. Taxpayers may claim Privileged Enterprise status for new and expanded enterprises with a year of election of 2004 or thereafter, unless the Investment Center granted Approved Enterprise status by December 31, 2004. Various alternative tax-only benefit packages can now be elected for investments in a“Privileged Enterprise”, if certain conditions are met without needing to obtain approval. Israeli industrial companies can choose between the following two tax packages:

•	Tax holiday package – for a“Privileged Enterprise”: Tax exemption applies to undistributed profits for 2-15 years depending on location and foreign ownership. Low company tax rates (10% — 25%) apply to distributed and subsequent profits. The total period of tax benefits is 7 – 15 years;

•	Grant / low tax package – for an“Approved Enterprise”: Fixed asset grants (20% to 32%) for enterprises in a“Development Area” and low company tax rates (0% to 25%) for 7 to 15 years.

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

        Capital Gains to a Shareholder

        Effective as of 2003, so long as our ordinary shares are listed on a stock exchange the sale of these shares is subject to a blended tax in which the portion of the gain accrued through 2002 is exempt from Israeli capital gains tax, and the portion of the real gain accrued from January 1, 2003 until the date of sale is subject to a 15% tax. The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the later case, the capital loss that might be set off is the difference between the adjusted average value and the value of the shares at the date of sale. In addition, since Elbit Systems ordinary shares are traded on the TASE and Nasdaq, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax subject to the provisions of the Israeli tax legislation. Amendment 147 (see above“Effective Corporate Tax Rate”) increases the tax rate on capital gain to a non-principal shareholder (holding less than 10% of the shares), derived from sale of shares listed on a stock exchange, to 20% on the total capital gain accrued from January 1, 2003, and to a principal shareholder to 25%. The Amendment applies to sales as from January 1, 2006.

        However, dealers in securities in Israel and companies taxed under the Inflationary Adjustment Law are taxed at regular tax rates applicable to business income.

                Inflationary Adjustments. The Income Tax (Inflationary Adjustments) Law, 1985 attempts to overcome some of the problems of a tax system effected by an economy experiencing rapid inflation. This was the case in Israel at the time the law was enacted. Generally, this law provides significant tax deductions and adjustments to depreciation methods, finance income and expenses and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. Elbit Systems’ taxable income is determined under this law. In 2003 the inflation rate was a negative 1.9%. In 2004 the inflation rate was 1.2%. In 2005 the inflation rate was 2.4%.

        Income Tax for Non-Residents of Israel. Non-residents of Israel are subject to a graduated income tax on income from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), the paying company withholds at source income tax at the rate of 25%, unless a lower rate is applicable under a double taxation treaty. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period. (This limitation does not apply if the company qualifies as a foreign investors’ company

119

according to the Investment Law.) These rates are the final tax on dividends for individual and corporate non-residents and for individual Israeli residents. Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income. This includes income from Israeli derived interest, dividends and royalties.

        Israeli Tax on United States Shareholders

        Dividends paid by Elbit Systems to a shareholder resident in the United States are generally subject to withholding tax deducted at source in Israel. Israel and the United States are parties to a tax treaty. Under the treaty, the withholding tax rate on a dividend is normally 25% (after Amendment 147 – 20%) of the dividend amount, or 15% in connection with an Approved Enterprise.

        A U.S. corporation would have a reduced withholding rate on dividends if it were to own 10% or more of Elbit Systems’ voting shares under specified conditions. The reduced withholding tax rate on the dividend would be 12.5%. The U.S. corporation must own at least 10% of the voting shares during the portion of Elbit Systems’ tax year before the payment of the dividend and during the entire prior tax year. The reduced rate is also subject to two other conditions. First, not more than 25% of Elbit Systems’ gross income for the prior tax year could consist of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries. Second, the dividend cannot be derived from income during any period for which Elbit Systems is entitled to the reduced tax rate applicable to an Approved Enterprise. In this case the withholding tax rate would be 15%.

        Under the terms of the tax treaty, Israel may tax, subject to any exemptions under Israeli law, any capital gain realized by a shareholder resident in the United States on a sale of Elbit Systems’ shares if the shareholder owned, directly or indirectly, 10% or more of Elbit Systems’ voting shares at any time during the 12-month period before the sale or the above shareholder is an individual and was present in Israel for more than 183 days during the relevant taxable year. However, according to an amendment in the Israeli Tax Ordinance, which became effective in 2003, since Elbit Systems ordinary shares are traded on the TASE and on Nasdaq, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation.

        With some limitations, any Israeli tax withheld or paid for dividends on ordinary shares generally will be eligible for credit against a U.S. shareholder’s U.S. federal income tax liability. Such limitations include separate computation rules limiting foreign tax credits allowable for specific classes of foreign source income. The tax credits are limited to the corresponding U.S. federal income taxes otherwise payable for each such class of income. Alternatively, a U.S. shareholder may elect to claim a U.S. tax deduction for such Israeli tax, but only for a year in which the U.S. shareholder elects to do so for all foreign income taxes.

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

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this Annual Report and its exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

Item 11.	Quantitative and Qualitative Disclosure of Market Risk.

        While our functional currency is the U.S. dollar, we also have some non-U.S. dollar or non-U.S. dollar linked currency exposure from time to time. See above - Item 5. Operating Financial Review and Prospects - Management's Discussion and Analysis - Impact of Inflation and Exchange Rates - Foreign Currency Expenses.

        Except when we view it necessary, we do not invest in derivative financial instruments or other market risk sensitive instruments. Therefore, we do not believe that we are exposed to any material market risk with regard to market risk sensitive instruments, including the effect of debt denominated in foreign currencies and the effect of interest rates on debt.

Item 12.	Description of Securities Other than Equity Securities.

        Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

        Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

        Not applicable.

Item 15.	Controls and Procedures

        We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2005, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

Item 16.

Item 16.A — Audit Committee Financial Expert

        Yaacov Lifshitz, a member of our Audit Committee, meets the criteria of an“Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and his designation as the Audit Committee’s Financial Expert has been ratified by the Board. Mr. Lifshitz is“independent”, as that term is defined in the Nasdaq listing standards.

Item 16.B — Code of Ethics

        We have adopted a code of business conduct and ethics that is applicable to all our directors, officers and employees including our principal executive, financial and accounting officers and persons performing similar functions. The code of ethics was approved by our Board and covers areas of professional and business conduct. It is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest. The code of ethics includes a“whistleblower”process to encourage reports of violations. Our code of ethics is posted on our website: www.elbitsystems.com.

Item 16.C – Principal Accountant Fees and Services

        In the annual general shareholders meeting held in November 2005, our shareholders reappointed Kost Forer Gabbay & Kasierer (Kost), a member of Ernst & Young Global (E&Y), to serve as our independent auditors. We incurred the following billings from Kost and other E&Y affiliates for professional services in each of the last two fiscal years:

	Year Ended December 31
	2005	2004
	(U.S. dollars in thousands)
Audit Fees	$1,057	$ 777
Tax Fees	$ 493	$ 505
All Other Fees	$ -	$ 68

Total	$1,550	$1,350

        “Audit Fees” are the aggregate fees for the audit of our annual financial statements. This category also includes services generally provided by the independent auditor, such as consents and assistance with and review of documents filed with the SEC. It also includes fees billed for accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice. “Other Fees” relate to permissible services provided by the independent auditors that do not fall into the three above-mentioned categories. In 2004, the “Other Fees”related to audit of compliance with local capital structure laws and review of certain expense accounts.

        Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform permitted audit and non-audit services. Under this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a range of specific audit and non-audit services in the categories of Audit Service, Audit-Related Services, Tax Services and other services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. Any proposed services exceeding the pre-approved fees or which includes other scope of work requires specific pre-approval by the Audit Committee.

Items 16.D – Exemptions from the Listing Standards for Audit Committees

        None

Items 16.E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Neither Elbit Systems nor any affiliated purchaser purchased any of Elbit Systems’ equity securities during 2005, other than Elbit Systems purchase of shares of Tadiran Communications See above – Item 4. Information on the Company – Recent Acquisitions – Tadiran Communications.

Item 17.	Financial Statements.

        Not applicable.

Item 18.	Financial Statements.

        See Financial Statements attached.

Item 19.	Exhibits.

(a)	Index to Financial Statements

(b)	Exhibits

1.1	Elbit Systems' Memorandum of Association *
1.2	Elbit Systems' Restated Articles of Association**
4.1	FEL - Koor Shareholders Agreement ***
8	Elbit Systems' Post Merger Stock Option Plan (Summary in English) *
8.1	Principal Operating Subsidiaries of Elbit Systems

10.1	Consent of Kost Forer Gabbay & Kasierer
10.2	Consent of Somekh Chaikin
10.3	Consent of Brightman Almagor & Co. (Tadiran Systems)
10.4	Consent of Brightman Almagor & Co.(Tadiran Spectralink)
10.5	Consent of Hoberman, Miller, Goldstein & Lesser, P.C.
31.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_________________

*	Filed as an exhibit to Elbit Systems’ Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, which was filed with the Securities and Exchange Commission on April 5, 2001, and incorporated herein by reference.

**	Filed as an exhibit to Elbit Systems Report on Form 6-K for November 2005, which was filed by Elbit Systems with the Securities and Exchange Commission on December 1, 2005, and incorporated herein by reference.

***	Filed as an exhibit to Elbit Systems Report on Form 6-K for February 2005, which was filed by Elbit Systems with the Securities and Exchange Commission on February 7, 2005, and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2006

ELBIT SYSTEMS LTD.

By: /s/ Joseph Ackerman
Name: Joseph Ackerman
Title: President and Chief Executive Officer

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
Schedule II — Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions resulting from Elisra Acquisition	Balance at End of Period
Year Ended December 31, 2005:

Provisions for Losses on Long-
Term Contracts (*)	10,351	5,492	5,829	4,549	14.563

Provisions for Claims and
Potential Contractual Penalties
and Others	2,537	1,714	1,749	-	2,502

Allowance for Doubtful Accounts	3,064	301	250	106	3.221

Valuation Allowance on Deferred
Taxes	3,445	870	994	14,412	17,733

Year Ended December 31, 2004:

Provisions for Losses on Long-
Term Contracts (*)	13,016	5,516	8,181	-	10,351

Provisions for Claims and
Potential Contractual Penalties
and Others	4,882	1,058	3,403	-	2,537

Allowance for Doubtful Accounts	3,861	33	830	-	3,064

Valuation Allowance on Deferred
Taxes	3,879	-	434	-	3.445

Year Ended December 31, 2003:

Provisions for Losses on Long-
Term Contracts (*)	13,607	5,032	5,623	-	13,016

Provisions for Claims and
Potential Contractual
Penalties and Others	5,988	1,492	2,598	-	4.882

Allowance for Doubtful Accounts	3,411	908	458	-	3,861

Valuation Allowance on Deferred
Taxes	2,362	1,553	-	-	3,879

•	An amount of $12,263, $7,636 and $7,549 as of December 31, 2003, 2004 and 2005, respectively, is presented as a deduction from inventories, and an amount of $753, $2,715 and $7,014 as of December 31, 2003, 2004 and 2005, respectively, is presented as part of other accrued expenses in the category of “Cost Provision and Other”.

EXHIBIT INDEX

1.1	Elbit Systems' Memorandum of Association *
1.2	Elbit Systems' Restated Articles of Association**
4.1	FEL - Koor Shareholders Agreement ***
8	Elbit Systems' Post Merger Stock Option Plan (Summary in English) *
8.1	Principal Operating Subsidiaries of Elbit Systems

10.1	Consent of Kost Forer Gabbay & Kasierer
10.2	Consent of Somekh Chaikin
10.3	Consent of Brightman Almagor & Co. (Tadiran Systems)
10.4	Consent of Brightman Almagor & Co.(Tadiran Spectralink)
10.5	Consent of Hoberman, Miller, Goldstein & Lesser, P.C.
31.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_________________

*	Filed as an exhibit to Elbit Systems’ Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, which was filed with the Securities and Exchange Commission on April 5, 2001, and incorporated herein by reference.

**	Filed as an exhibit to Elbit Systems Report on Form 6-K for November 2005, which was filed by Elbit Systems with the Securities and Exchange Commission on December 1, 2005, and incorporated herein by reference.

***	Filed as an exhibit to Elbit Systems Report on Form 6-K for February 2005, which was filed by Elbit Systems with the Securities and Exchange Commission on February 7, 2005, and incorporated herein by reference.

--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
                                (IN U.S. DOLLARS)

--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
                                 IN U.S. DOLLARS

                                 C O N T E N T S

                                                                     PAGE
                                                                 ------------
REPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTING FIRM                 2

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets                                         3 - 4

Consolidated Statements of Income                                     5

Statements of Changes in Shareholders' Equity                       6 - 7

Consolidated Statements of Cash Flows                               8 - 9

Notes to the Consolidated Financial Statements                     10 - 60

                                  # # # # # # #

                                       1

[LOGO OF ERNST & YOUNG]  KOST FORER GABBAY & KASIERER       Phone: 972-4-8654000
                         2 Pal-Yam St.                      Fax:   972-4-8654022
                         Haifa-33095, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF
ELBIT SYSTEMS LTD.

We have audited the  accompanying  consolidated  balance sheets of Elbit Systems
Ltd. ("the  Company") and its  subsidiaries as of December 31, 2005 and 2004 (as adjusted - see Note 1(G)),  and the related  consolidated  statements of income, changes  in the  shareholders'  equity  and cash flows for the each of the three years in the period  ended  December  31,  2005.  These  consolidated  financial
statements   are  the   responsibility   of  the   Company's   management.   Our
responsibility  is  to  express  an  opinion  on  these  consolidated  financial statements based on our audits.

We did not audit the financial statements of a majority-owned subsidiary,  which statements  reflect total assets  constituting  16.3% in 2005 and total revenues constituting 1.5% in 2005,  respectively,  of the related  consolidated  totals.
Those financial  statements were audited by other auditors whose report has been furnished to us, and our opinion,  insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

We conducted our audits in accordance  with the standards of the Public  Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company's  internal  control over  financial  reporting.  Our audit included  consideration of internal control over financial  reporting as a basis for designing audit  procedures that are appropriate in the  circumstances,  but not for the  purpose  of  expressing  an  opinion  on the  effectiveness  of the
Company's internal control over financial reporting.  Accordingly, we express no such  opinion.  An audit also  includes  examining,  on a test  basis,  evidence supporting the amounts and  disclosures in the financial  statements,  assessing the accounting principles used and significant estimates made by management, and evaluating the overall  financial  statement  presentation.  We believe that our audits  and the  report of other  auditors  provide a  reasonable  basis for our opinion.

In our  opinion,  based on our  audits  and the  report of other  auditors,  the consolidated  financial  statements  referred to above  present  fairly,  in all material  respects,  the consolidated  financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the  consolidated  results of their operations, and their cash flows for each of the three years in the period ended December 31, 2005, in conformity  with U.S generally  accepted  accounting principles.

As discussed in Note 2(X) to the consolidated  financial statements,  on January
1,  2004  the  Company   adopted  SFAS  No.  123   "Accounting  for  Stock-Based
Compensation."

                                               KOST FORER GABBAY & KASIERER
                                             A MEMBER OF ERNST & YOUNG GLOBAL

Haifa, Israel
March 13, 2006

                                       2

SOMEKH CHAIKIN                         TELEPHONE 972 3 684 8000
KPMG MILLENNIUM TOWER                  FAX 972 3 684 8444
17 HA'ARBA'E STREET P0 BOX 609         INTERNET WWW.KPRNG.CO.IL
TEL AVIV 61006 ISRAEL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF ELISRA ELECTRONIC SYSTEMS LIMITED

We have audited the accompanying consolidated balance sheets of Elisra
Electronic Systems Limited ("the Company") and its subsidiaries as at December
31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years the last of which ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute approximately 49% and 42% of the total consolidated assets as at
December 31, 2005 and 2004, respectively, and whose revenues constitute approximately 46%, 36% and 41% of the total consolidated revenues for the years ended December 31, 2005, 2004 and 2003, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the aforementioned subsidiaries, is based solely on the reports of the other auditors.

We conducted our audit in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on, a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at
December 31, 2005 and 2004, and the results of their operations, changes in shareholders' equity and cash flows for each of the three years, the last of which ended December 31, 2005, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of
America (U.S. GAAP). Information relating to the nature and effect of such differences is provided in Note 22 to the financial statements.

As explained in Note 2A, the aforementioned financial statements are expressed in U.S. dollars.

/s/ Somekb Chaikin
Somekb Chaikin
Certified Public Accountants (Isr.)

Tel -- Aviv, Israel
March 5, 2006

DELOITTE

                                                      Brightman Almagor
                                                      1 Azrieli Center
                                                      Tel Aviv 67021
                                                      P0 B 16593
                                                      Tel Aviv 61164
                                                      Israel

                                                      Tel: 972(3)6085555 &
                                                      Fax: 972 (3) 609 4022
                                                      info@deloitte.co.il
                                                      www deloitte.co.il

         Report of Independent Registered Public Accounting Firm To The
                                 Shareholders of
                          Tadiran Electronic System Ltd

We have audited the accompanying balance sheets of Tadiran Electronic System
("the Company") as of December 31, 2005 and 2004 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and of its
management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

ln our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31,
2005 and 2004, and the results of its operations, changes in its shareholders'
equity and its cash flows for the three years, in the period ended December 31,
2005, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of
America. Information relating to the nature and effect of such differences is presented in Note 16 to the financial statements.

As explained in Note 2A, the financial statements are presented in U.S. dollars.

/s/ Brightman Almagor & Co

Brightman Almagor & Co
Certified Public Accountants
Tel Aviv, Israel
February 15, 2006

Audit .Tax.Consulting.Financial Advisory.

DELOITTE

                                                      Brightman Almagor
                                                      1 Azrieli Center
                                                      Tel Aviv 67021
                                                      P0 B 16593
                                                      Tel Aviv 61164
                                                      Israel

                                                      Tel: 972(3)6085555 &
                                                      Fax: 972 (3) 609 4022
                                                      info@deloitte.co.il
                                                      www deloitte.co.il

         Report of Independent Registered Public Accounting Firm To The
                                 Shareholders of
                             Tadiran Spectralink Ltd

We have audited the accompanying balance sheets of Tadiran Spectralink Ltd ("the
Company") as of December 31, 2005 and 2004 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and of its
management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

ln our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31,
2005 and 2004, and the results of its operations, changes in its shareholders'
equity and its cash flows for the three years, in the period ended December 31,
2005, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of
America. Information relating to the nature and effect of such differences is presented in Note 22 to the financial statements.

As explained in Note 2A, the financial statements are presented in U.S. dollars.

/s/ Brightman Almagor & Co

Brightman Almagor & Co
Certified Public Accountants
Tel Aviv, Israel
February 15, 2006

Audit .Tax.Consulting.Financial Advisory.

HOBERMAN, MILLER, GOLDSTEIN & LESSER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

                                         226 WEST 26TH STREET New York, NY 10001

                                           (212) 463-0900    Fax (212) 691 -6452

REPORT OF INDEPENDENT REGSTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Microwave Networks Solutions, Inc.

We have audited the accompanying balance sheets of Microwave Networks Solutions,
Inc. as of December 31, 2005 and 2004, and the related statements of operations and retained earnings (accumulated deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microwave Networks Solutions,
Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hoberman, Miller, Goldstein & Lesser, CPS's, P.C.

January 13, 2006

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

                                                                                               December 31,
                                                                                      --------------------------------
                                                                          NOTE            2005            2004 (*)
                                                                       -----------    --------------    --------------

CURRENT ASSETS:
Cash and cash equivalents                                                              $     93,887      $     34,109
Short-term bank deposits                                                                        742               738
Trading securities                                                                            2,282                 -
Trade receivables, (net of allowance for doubtful
    accounts in the amount of $3,221 and $3,064 as of December
    31, 2005 and 2004, respectively)                                      (3)               346,689           214,816
Other receivables and prepaid expenses                                    (4)                67,096            51,794
Inventories, net of advances                                              (5)               328,428           248,041
                                                                                      --------------    --------------
Total current assets                                                                        839,124           549,498
                                                                                      --------------    --------------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership                     (6A)              194,994            47,873
Investments in other companies                                            (6B)                6,345            11,745
Compensation receivable in respect of fire damages, net                   (7)                15,530                --
Long-term bank deposits and trade receivables                             (8)                 2,457             2,102
Severance pay fund                                                        (2P)              133,570            82,998
                                                                                      --------------    --------------
                                                                                            352,896           144,718
                                                                                      --------------    --------------

PROPERTY, PLANT AND EQUIPMENT,  NET                                       (9)               284,997           244,288
                                                                                      --------------    --------------

INTANGIBLE ASSETS:                                                        (10)
Goodwill                                                                                     63,957            33,706
Other intangible assets, net                                                                 78,771            62,281
                                                                                      --------------    --------------
                                                                                            142,728            95,987
                                                                                      --------------    --------------

                                                                                        $ 1,619,745       $ 1,034,491
                                                                                      ==============    ==============

*   Adjusted (See Note 1G)

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share data)

                                                                                               DECEMBER 31,
                                                                                      --------------------------------
                                                                          NOTE            2005            2004 (*)
                                                                       -----------    --------------    --------------

CURRENT LIABILITIES:

Short-term bank credit and loans                                          (11)        $      30,296     $       8,592

Current maturities of long-term loans                                     (14)                7,355             1,656
Trade payables                                                                              120,260           113,691
Other payables and accrued expenses                                       (12)              216,539           172,109
Customers advances in excess of
    costs incurred on contracts in progress                               (13)              237,718            80,109
                                                                                      --------------    --------------
Total current liabilities                                                                   612,168           376,157
                                                                                      --------------    --------------

LONG-TERM LIABILITIES:
Long-term loans                                                           (14)              224,982            86,234
Advances from customers                                                   (13)              122,263            10,320
Deferred income taxes                                                     (16)               31,424            24,516
Accrued termination liability                                           (15, 2P)            165,224           100,740
                                                                                      --------------    --------------
                                                                                            543,893           221,810
                                                                                      --------------    --------------

COMMITMENTS  AND CONTINGENT  LIABILITIES                                  (17)

MINORITY INTERESTS                                                                           12,907             4,340
                                                                                      --------------    --------------

SHAREHOLDERS' EQUITY:                                                     (18)
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
    Authorized -  80,000,000 shares as of
    December 31, 2005 and 2004;
    Issued - 41,375,545 and 40,969,947 shares as
    of December 31, 2005 and 2004, respectively;
    Outstanding - 40,966,624 and 40,561,026 shares
    as of December 31, 2005 and 2004,  respectively                                          11,636            11,548
Additional paid-in capital                                                                  278,679           274,432
Accumulated other comprehensive loss                                                         (1,340)           (4,742)
Retained earnings                                                                           166,123           155,267
Treasury shares - 408,921 shares as of
   December 31, 2005 and 2004                                                                (4,321)           (4,321)
                                                                                      --------------    --------------
                                                                                            450,777           432,184
                                                                                      --------------    --------------
                                                                                      $   1,619,745     $   1,034,491
                                                                                      ==============    ==============

*    Adjusted (See Note 1G)

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

                                                                                         YEAR ENDED DECEMBER 31,
                                                                               -------------------------------------------
                                                                       NOTE        2005          2004 (*)         2003
                                                                       ---     -----------     -----------     -----------

Revenues                                                               (19)    $ 1,069,876     $   939,925     $   897,980
Cost of revenues                                                                   786,616         689,626         672,711
Restructuring expenses (pre-contract costs and equipment write-off)
                                                                       (1H)          3,488               -               -
                                                                               -----------     -----------     -----------
           Gross profit                                                            279,772         250,299         225,269
                                                                               -----------     -----------     -----------

Research and development expenses, net                                 (20)         71,903          66,846          54,919
Marketing and selling expenses                                                      78,648          69,912          69,943
General and administrative expenses                                                 54,417          47,832          46,077
In process research and development write-off                          (1H)           7,490              -               -
                                                                               -----------     -----------     -----------
                                                                                   212,458         184,590         170,939
                                                                               -----------     -----------     -----------

      Operating income                                                              67,314          65,709          54,330

Financial expenses, net                                                (21)        (11,472)         (5,852)         (4,870)
Other income (expenses), net                                           (6B)         (5,326)            770              53
                                                                               -----------     -----------     -----------
      Income before taxes on income                                                 50,516          60,627          49,513
Taxes on income                                                        (16)         16,335          15,219          11,334
                                                                               -----------     -----------     -----------
                                                                                    34,181          45,408          38,179
Equity in net earnings (losses) of affiliated companies and
   partnership **                                                      (1G)         (1,636)          6,645           7,209
Minority interests in losses (earnings) of subsidiaries                                (58)           (180)            557
                                                                               -----------     -----------     -----------
      Net income                                                               $    32,487     $    51,873     $    45,945
                                                                               ===========     ===========     ===========
Earnings per share
   Basic net earnings per share                                                $      0.80     $      1.30     $      1.18
                                                                               ===========     ===========     ===========

   Diluted net earnings per share                                              $      0.78     $      1.26     $      1.14
                                                                               ===========     ===========     ===========

   Number of shares used in computation of basic net earnings per
   share                                                                            40,750          39,952          39,061
                                                                               ===========     ===========     ===========

   Number of shares used in computation of diluted net earnings per
   share                                                                            41,623          41,041          40,230
                                                                               ===========     ===========     ===========

*    Adjusted (See Notes 1G)

** Includes in process research and development write-off of $8,500 in 2005

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share data)

                                                                                                  ACCUMULATED
                                               NUMBER OF                       ADDITIONAL            OTHER
                                              OUTSTANDING        SHARE         PAID-IN          COMPREHENSIVE
                                                SHARES          CAPITAL         CAPITAL          INCOME (LOSS)
                                              ------------    -------------   -------------    ----------------

BALANCE AS OF  JANUARY 1, 2003                  38,803,507        $ 11,154     $   248,387     $       (2,882)

Exercise of options                                533,797             119           5,147                  -
Tax benefit in respect of options exercised              -               -             758                  -
Stock based compensation                                 -               -           4,741                  -
Dividends paid                                           -               -               -                  -
Other comprehensive income (loss)
   net of tax:                                           -               -               -                  -
Unrealized loss on derivative instruments                -               -               -               (578)
Foreign currency translation differences                 -               -               -                340
Minimum pension liability adjustment                     -               -               -               (872)
Net income                                               -               -               -                  -

                                              ------------    -------------   -------------    ----------------
 Total comprehensive income

BALANCE AS OF DECEMBER 31, 2003                 39,337,304        $ 11,273     $   259,033     $       (3,992)

  Exercise of options                            1,223,722             275          10,985
  Cumulative effect of first time adoption of
   the fair value based method for stock
   based compensation expenses                          -               -            (152)                  -
  Tax benefit in respect of options exercised           -               -           1,179                   -
  Stock based compensation                              -               -           3,387                   -
  Dividends paid                                        -               -               -                   -
  Other comprehensive income (loss)
   net of tax:                                          -               -               -                   -
  Unrealized loss on derivative instruments             -               -               -                (299)

  Foreign currency translation differences              -               -               -                 450
  Minimum pension liability adjustment                  -               -               -                (901)
  Net income                                            -               -               -                   -
                                              ------------    -------------   -------------    ----------------
  Total comprehensive income

BALANCE AS OF DECEMBER 31, 2004*               40,561,026     $     11,548    $   274,432      $       (4,742)
                                              ============    =============   =============    ================

* Adjusted (see Note 1G)

                                                                                       TOTAL            TOTAL
                                                  RETAINED        TREASURY         SHAREHOLDERS'    COMPREHENSIVE
                                                   EARNINGS         SHARES            EQUITY            INCOME
                                                -------------   -------------     -------------    ----------------

BALANCE AS OF  JANUARY 1, 2003                    $  159,023      $ (4,321)        $   411,361

Exercise of options                                        -             -               5,266
Tax benefit in respect of options exercised                -             -                 758
Stock based compensation                                   -             -               4,741
Dividends paid                                       (14,882)            -             (14,882)
Other comprehensive income (loss)
   net of tax:                                             -             -                   -
Unrealized loss on derivative instruments                  -             -                (578)     $         (578)
Foreign currency translation differences                   -             -                 340                 340
Minimum pension liability adjustment                       -             -                (872)               (872)
Net income                                            45,945             -              45,945              45,945
                                                  ------------    ------------    ---------------   ---------------
 Total comprehensive income                                                                         $       44,835
                                                                                                    ===============
BALANCE AS OF DECEMBER 31, 2003                   $  190,086      $ (4,321)        $   452,079

  Exercise of options                                                                   11,260
  Cumulative effect of first time adoption of
   the fair value based method for stock
   based compensation expenses                             -             -                (152)
  Tax benefit in respect of options exercised              -             -               1,179
  Stock based compensation                                 -             -               3,387
  Dividends paid                                     (86,692)            -             (86,692)
  Other comprehensive income (loss)
   net of tax:                                             -             -
  Unrealized loss on derivative instruments                -             -                (299)      $        (299)
  Foreign currency translation differences                 -             -                 450                 450
  Minimum pension liability adjustment                     -             -                (901)               (901)
  Net income                                          51,873             -              51,873              51,873
                                                  ------------    ------------    ---------------   -----------------
  Total comprehensive income                                                                        $       51,123
                                                                                                    =================
BALANCE AS OF DECEMBER 31, 2004*                  $  155,267      $ (4,321)        $   432,184
                                                  ============    ============    ===============
* Adjusted (see Note 1G)

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)
-------------------------------------------------------------------------------
U.S. dollars (In thousands, except share data)

                                                                                                  ACCUMULATED
                                               NUMBER OF                       ADDITIONAL            OTHER
                                              OUTSTANDING        SHARE          PAID-IN          COMPREHENSIVE
                                                SHARES          CAPITAL         CAPITAL              LOSS
                                              ------------    -------------   -------------    ----------------

BALANCE AS OF JANUARY 1, 2005                  40,561,026       $   11,548      $  274,432         $   (4,742)
  Exercise of options                             405,598               88           3,423                  -
  Tax benefit in respect of options exercised           -                -             652                  -
  Stock based compensation                              -                -             172                  -
  Dividends paid                                        -                -               -                  -
  Other comprehensive income (loss)
   net of tax:
  Unrealized gain on derivative instruments             -                -               -              6,412
  Foreign currency translation differences              -                -               -               (924)
  Minimum pension liability adjustment                  -                -               -             (2,086)
  Net income                                            -                -               -                  -
                                              ------------    -------------   -------------    ----------------
  Total comprehensive income

BALANCE AS OF DECEMBER 31, 2005                40,966,624      $    11,636      $  278,679         $   (1,340)
                                              ============    =============   =============    ================

                                                                                      TOTAL              TOTAL
                                                  RETAINED        TREASURY        SHAREHOLDERS'      COMPREHENSIVE
                                                  EARNINGS         SHARES             EQUITY             INCOME
                                                 ------------    ------------    ---------------   -----------------

BALANCE AS OF JANUARY 1, 2005                       $155,267       $  (4,321)    $     432,184
  Exercise of options                                      -               -             3,511
  Tax benefit in respect of options exercised              -               -               652
  Stock based compensation                                 -               -               172
  Dividends paid                                     (21,631)              -           (21,631)
  Other comprehensive income (loss)
   net of tax:
  Unrealized gain on derivative instruments                -               -             6,412           6,412
  Foreign currency translation differences                 -               -              (924)           (924)
  Minimum pension liability adjustment                     -               -            (2,086)         (2,086)
  Net income                                          32,487               -            32,487          32,487
                                                 ------------    ------------    ---------------   -----------------
  Total comprehensive income                                                                        $   35,889
                                                                                                   =================
BALANCE AS OF DECEMBER 31, 2005                   $  166,123     $    (4,321)    $     450,777
                                                 ============    ============    ===============

ACCUMULATED OTHER COMPREHENSIVE LOSS (NET OF TAXES)
---------------------------------------------------

                                                                             DECEMBER 31,
                                                                         2005             2004
                                                                    ---------------    ------------

Accumulated gains (losses) on derivative instruments                $        5,535     $     (877)
Accumulated foreign currency translation differences                        (134)             790
Accumulated minimum pension liability adjustment                          (6,741)          (4,655)
                                                                    ---------------    ------------
Accumulated other comprehensive loss                                $      (1,340)     $   (4,742)
                                                                    ===============    ============

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
 U.S. dollars (In thousands)

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                      -------------------------------------
                                                                                         2005         2004**         2003
                                                                                      ---------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                                            $  32,487     $  51,873     $  45,945
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization                                                            57,718        42,261        37,890
Purchased in process R&D                                                                  7,490             -             -
Stock based compensation                                                                    172         3,387         4,741
Deferred income taxes                                                                     6,551           153            35
Accrued severance pay, net                                                               (6,707)       (2,304)       (1,240)
Loss (gain) on sale of property, plant and equipment                                       (731)          143          (915)
Tax benefit in respect of options exercised                                                 652         1,179           758
Minority interests in earnings (losses) of subsidiaries                                      58           180          (557)
Equity in net losses (earnings) of affiliated companies and partnership, net of
      dividend received (*)                                                              13,805         1,505        (4,995)
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses      (43,420)      (16,871)       45,297
Decrease (increase) in inventories                                                      (43,679)        2,932       (38,651)
Increase (decrease) in trade payables, other payables and accrued expenses              (37,859)       20,522        32,147
Increase (decrease) in advances received from customers                                 202,450       (18,535)      (27,855)
Settlement of royalties with the Office of the Chief Scientist                           (1,371)       (3,714)       (1,581)
Other adjustments                                                                             -        (1,228)          337
                                                                                      ---------     ---------     ---------
Net cash provided by operating activities                                               187,616        81,483        91,356
                                                                                      ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                               (58,735)      (53,008)      (61,287)
Acquisition of subsidiaries and businesses  (Schedule A)                                (28,331)       (2,315)       (2,458)
Investments in affiliated companies                                                    (160,861)      (18,391)       (1,049)
Proceeds from sale of property, plant and equipment                                       2,712         2,560         5,815
Proceed from sale of investment                                                           3,100             -             -
Investment in long-term bank deposits                                                    (1,089)       (1,203)       (1,750)
Proceeds from sale of long-term bank deposits                                             1,501         1,507         3,568
Collection of long-term loan                                                                  -             -         2,400
Short-term bank deposits, net                                                                (4)          (48)          960
                                                                                      ---------     ---------     ---------
Net cash used in investing activities                                                  (241,707)      (70,898)      (53,801)
                                                                                      ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options                                                         3,511        11,260         5,266
Repayment of long-term bank loans                                                       (85,035)      (35,826)      (27,066)
Receipt of long-term bank loans                                                         216,500        58,410        10,000
Dividends paid                                                                          (21,631)      (86,692)      (14,882)
Change in short-term bank credit and  loans, net                                            524           216       (10,997)
                                                                                      ---------     ---------     ---------
Net cash provided by (used in) financing activities                                     113,869       (52,632)      (37,679)
                                                                                      ---------     ---------     ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     59,778       (42,047)         (124)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                   34,109        76,156        76,280
                                                                                      ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                      $  93,887     $  34,109     $  76,156
                                                                                      =========     =========     =========
(*) Dividend received                                                                 $  12,169     $   8,150     $   2,214
                                                                                      =========     =========     =========
(**) Adjusted (See Notes 1G)

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                    ----------------------------------
                                                                                      2005         2004         2003
                                                                                    --------     --------     --------
SUPPLEMENTAL CASH FLOW ACTIVITIES:

Cash paid during the year for:

Income taxes                                                                        $ 21,475     $ 13,305     $ 14,666
                                                                                    ========     ========     ========
Interest                                                                            $ 13,151     $  3,122     $  4,034
                                                                                    ========     ========     ========

SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities  assumed at the date of acquisition was as follows:

Working capital, net (excluding cash and cash equivalents)                          $ 39,273     $   (707)    $    657
Property, plant and equipment                                                        (28,875)         (10)        (249)
Other long term assets                                                               (74,363)           -            -
Goodwill and other intangible assets                                                 (53,291)      (1,598)      (1,334)
In process R&D                                                                        (7,490)           -            -
Deferred income taxes                                                                  5,404            -       (1,765)
Long-term liabilities                                                                 82,730            -          198
Minority interest                                                                      8,281            -           35
                                                                                    --------     --------     --------
                                                                                    $(28,331)    $ (2,315)    $ (2,458)
                                                                                    ========     ========     ========

(*)      In 2003 a European subsidiary (see Note 1(C)) and AD&D (see Note 1(D)).
         In 2004 the assets of Computer  Instruments  Corporation Inc. (see Note
         1(E))
         In 2005 the assets of IMI (see Note 1(F)) and the shares of Elisra (see
         Note 1(H))

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL

         A.       Elbit Systems Ltd. (the "Company") is an Israeli  corporation,
                  40.6%  owned by the  Federmann  Group,  and 7.6% owned by Koor
                  Industries Ltd.  (Koor").  The Company's  shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq  National Market
                  in the United States.  The Company and its  subsidiaries  (the
                  "Group")   are   engaged   mainly  in  the  field  of  defense
                  electronics. The Company's principal wholly-owned subsidiaries are the Elbit Systems of America  ("ESA")  companies and Elbit
                  Systems Electro-Optics Industries El-Op Ltd. ("El-Op").

         B.       A majority of the Group's  revenues are derived from direct or indirect sales to governments or to governmental  agencies. As a  result,  a  substantial  portion  of the  Group's  sales is
                  subject  to  the  special  risks   associated  with  sales  to
                  governments or to governmental agencies.  These risks include, among others,  the  dependency  on the resources  allocated by governments  to  defense  programs,  changes  in  governmental priorities  and changes in  governmental  approvals  regarding export  licenses  required for the Group  products and for its suppliers. As for major customers, refer to Note 19(C).

         C.       In June 2003, the Company  (through El-Op) acquired all of the outstanding  ordinary shares of a European  entity,  a company registered in Belgium,  in  consideration  for $1,846 in cash, which were  allocated to the fair value of net tangible  asset acquired.  The  acquisition  was accounted for by the purchase method of accounting.

                  This   subsidiary   develops,    manufactures   and   supports
                  electro-optical  products,  mainly for the  defense  and space markets.

                  The results of this subsidiary's operations have been included in the  consolidated  financial  statements  from  the date of acquisition.

                  Pro forma  information in accordance with SFAS No. 141 has not been  provided,  since  the  revenues  and net  income of this subsidiary were not material in relation to total consolidated revenues and net income for the year 2003.

         D.       In July 2003, the Company  acquired  approximately  54% of the outstanding shares of Aero Design Development Ltd. ("AD&D") an
                  Israeli  company  in  consideration  for  $1,406 in cash.  The acquisition  was  accounted  for by  the  purchase  method  of accounting.

                  AD&D develops,  manufactures  and builds  airborne  models and other engineered products.

                  The  excess of the  purchase  price over the fair value of net tangible assets acquired in the amount of approximately $1,334 was  allocated to  technology  ($1,000) to be amortized by the straight-line  method  over  a  period  of  ten  years  and to goodwill ($334).

                  The  results of AD&D's  operations  have been  included in the
                  consolidated   financial   statements   from   the   date   of
                  acquisition.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

                  On July  2005,  the  Company  completed  the  purchase  of the remaining shares of AD&D in consideration  for $1,025 in cash.
                  The  excess of the  purchase  price over the fair value of net tangible assets acquired in the amount of approximately $1,214 was  allocated  to  technology  ($900) to be  amortized by the straight-line  method  over a  period  of eight  years  and to goodwill ($341).

                  Pro forma  information in accordance with SFAS No. 141 has not been provided,  since the revenues and net income of AD&D were not  material in relation to total  consolidated  revenues and net income for the years 2003, 2004 and 2005.

         E.       In August  2004,  the Company  (through a  subsidiary  of ESA)
                  acquired a business from Computer Instruments Corporation Inc.
                  ("CIC")   of   Westbury,   New  York  in   consideration   for
                  approximately  $2,315 in cash.  The acquired  assets relate to the design and manufacture of aviation  pressure  transducers, air data probes and air data computers.

                  The  acquisition  was accounted for by the purchase  method of accounting.  The  excess of the  purchase  price over the fair market value of the net tangible assets acquired in the amount of approximately  $1,598 was allocated to technology and other intangible  assets to be  amortized  over a  weighted  average period of seven years.

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

         F.       In  March  2005,   the  Company,   through  its   wholly-owned
                  subsidiary   Cyclone  Aviation   Products  Ltd.   ("Cyclone"),
                  acquired  from Israel  Military  Industries  Ltd.  ("IMI") the assets  and  customers'  contracts  related  to  the  Aircraft
                  Systems   Division  of  IMI  ("the   Aircraft   Division")  in
                  consideration  for  approximately  $7  million,  paid  in cash
                  (approximately  $1 million out of which $718 was paid  through balance sheet date) and assumed  liabilities of  approximately
                  $6  million.  The excess of the  purchase  price over the fair value  of  net  tangible  assets  acquired  in the  amount  of approximately  $1,500 was allocated to customers' contracts to be amortized over an estimated period of four years.

                  The  Aircraft  Division   manufactures   weapon  payloads  and
                  external fuel tanks for fighter aircraft.

                  The financial results of the business acquired are included in the Company's  consolidated financial statements from the date of acquisition.

                  Pro forma  information in accordance with SFAS No. 141 has not been  provided,  since  the  revenues  and net  income  of the
                  Aircraft  Division  are not  material in relation to the total consolidated  revenues  and net  income for the years 2004 and
                  2005.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

         G.       On December 27, 2004,  the Company  reached an agreement  with
                  Koor  to   purchase   all  of  Koor's   holdings   in  Tadiran
                  Communications    Ltd.    ("Tadiran"),    which    represented
                  approximately a 32% interest in Tadiran, at a price of $37 per share.  This purchase was to be made  concurrently with Koor's purchase of a portion of the Company's  shares from  Federmann
                  Enterprises Ltd. ("Federmann"). Tadiran is an Israeli company, whose  shares are traded on the Tel Aviv Stock  Exchange.  The purchase of the interest in Tadiran was made in several stages as detailed below.

                  During   2004,   the  Company   acquired   4.3%  of  Tadiran's
                  outstanding   shares  on  the  Tel  Aviv  Stock   Exchange  in
                  consideration for $15,900. In 2004 the investment in Tadiran's shares was accounted for as available-for-sale securities.

                  In the first and the  second  quarters  of 2005,  the  Company acquired  additional  17% of Tadiran's  outstanding  shares in consideration for $74,100.

                  As a result of the  acquisition in the second quarter of 2005, the  Company  was able to exercise  significant  influence  on
                  Tadiran.  In  accordance  with APB 18, "The  Equity  Method of
                  Accounting for  Investments  in Common  Stock",  the Company's
                  interest in Tadiran,  which was  previously  accounted  for as available-for-sale  securities,  was  accounted  retroactively
                  under  the   equity   method  of   accounting   ("step-by-step
                  acquisition").   Implementing  the  step-by-step   acquisition
                  method  resulted in a adjustments  of the Company's  financial statements  for 2004,  in which the  Company's  investment  in
                  Tadiran was accounted for as available-for-sale securities.

                  The following are the effects of the adjustments:

                  (1)    Consolidated balance sheet

                                                                                   December 31, 2004
                                                                        ---------------------------------------
                                                                            As          Effect of          As
                                                                        reported       adjustments     adjusted
                                                                        ---------      ---------      ---------

                   Other receivables and prepaid expenses               $  51,042      $     752      $  51,794
                   Investment in affiliated companies and
                   partnership                                             33,124         14,749         47,873
                   Available for sale securities                           18,017        (18,017)             -
                   Accumulated other comprehensive loss, net of tax        (3,346)        (1,396)        (4,742)
                   Retained earnings                                      156,387         (1,120)       155,267
                   Total  shareholders' equity                          $ 434,700      $  (2,516)     $ 432,184

                     (2) Consolidated statement of income

                                                                              Year ended December 31, 2004
                                                                        ---------------------------------------
                                                                            As         Effect of         As
                                                                        reported     adjustments      adjusted
                                                                        ---------    -----------      ---------

                   Equity in net earnings of affiliated companies
                   and partnership                                    $    7,765     $  (1,120)     $    6,645
                   Net income                                             52,993        (1,120)         51,873
                   Basic net earnings per share                             1.33         (0.03)           1.30
                   Diluted net earnings per share                     $     1.29     $   (0.03)     $     1.26

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

                  On August 25, 2005, the Company  purchased an additional  5.2%
                  of Tadiran's  outstanding shares in consideration for $23,000.
                  Following this purchase,  the Company held approximately 26.5%
                  of Tadiran's shares.

                  On November 30, 2005, , the Company  completed the purchase of
                  the   remaining   shares   held  by  Koor  in   Tadiran,   for
                  approximately  $59.3 million in cash. As of December 31, 2005, the Company holds approximately 40% of Tadiran's shares.

                  The excess of the amounts paid for the Tadiran shares acquired during 2004 and 2005 over their book value is detailed  below.
                  Based  on  a  purchase  price   allocation   analysis  ("PPA")
                  performed  by  an   independent   advisor,   this  excess  was
                  attributed as follows:

                                                        In the      In the      In the
                                           Until the     first       third      fourth
                                             end of     half of     quarter     quarter
                                              2004       2005       of 2005      of 2005       Total     Expected useful lives
                                           ---------    --------     -------      -------       -----     ---------------------

In Process R&D ("IPR&D")                      $ 1,000    $ 4,000      $ 1,200      $ 3,300    $ 9,500    immediate write-off
Inventory                                         300      1,200          400          900      2,800    up to a quarter
Other tangible assets and liabilities             100        300          100          200        700    5 years
Brand name                                        800      3,200        1,000        2,500      7,500    15 years
Customer base and backlog                       4,100     16,000        4,900       12,700     37,700    2-12 years
Technology                                      2,400      9,500        2,900        7,500     22,300    10 years
Goodwill                                        1,600     17,600        5,800       14,600     39,600    indefinite-subject to
                                                                                                         annual impairment test
                                           ----------- ---------- ------------- ----------- ------------
Total excess of  consideration  over book
value                                         $10,300    $51,800      $16,300      $41,700   $120,100
                                           =========== ========== ============= =========== ============
Percentage of interest acquired in
Tadiran                                       4.3%        17%         5.2%        13.5%         40%
                                           =========== ========== ============= =========== ============

         H.       On July 6, 2005,  the Company signed an agreement with Koor to acquire  all of  Koor's  70%  holdings  in  Elisra  Electronic
                  Systems Ltd. ("Elisra"),  an Israeli company, in consideration for $70 million ($68.8 million after certain  adjustments)  in cash.  The  parties  also agreed on an  additional  contingent
                  consideration  as  a  result  of  future  insurance   proceeds
                  relating to the fire at Elisra's plant in 2001 (see Note 7).

                  The  agreement  for  acquiring  Koor's  holdings in Elisra was signed  following  the  approval  of  the  transaction  by the
                  Company's Audit Committee and Board of Directors, who obtained a fairness opinion from an independent appraiser regarding the consideration  to be paid for the Elisra  shares and following the Company's shareholders approval in August 2005.

                  On November 30, 2005,  simultaneously  with the acquisition of
                  Koor's shares in Tadiran,  the Company  completed the purchase of all of the shares of Koor in Elisra for approximately $68.8 million in cash.  Following the completion of the transaction, the Company owns 70% of Elisra.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except per share data)

NOTE 1 - GENERAL (CONT.)

                  The  completion  of the purchase of the Elisra shares was made possible  following  the  receipt of all  required  approvals, including  that  of  the  Israeli  Antitrust  Authorities.  In accordance with the Israeli  antitrust  approval,  the Company has agreed to  fulfill  conditions  imposed  by the  Antitrust
                  Authorities  related to the  market  environment  between  the
                  Company and Israel  Aircraft  Industries Ltd.  ("IAI"),  which holds the balance of  Elisra's  shares.  Should the  Antitrust
                  Authorities conclude,  during the course of a five-year period following the  acquisition,  that the Company has not complied with  such  conditions,  the  Antitrust  Authorities  may take various  measures,  including  steps that could  result in the cessation  of the joint  holdings in Elisra by the Company and
                  IAI.

                  Elisra has significant complementary technologies and customer installment  base to  those of the  Group  in areas  including
                  ELINT systems,  EW suites,  airborne  warning systems and data
                  links.   The   Company's   management   believes   that   such
                  technologies  and  customer  installment  base will enable the
                  Group to offer more  comprehensive  turnkey  solutions  to its customers and strengthen its competitive position.

                  The excess of the amount paid for the Elisra  shares  acquired over their book value is approximately $60.2 million. Based on a PPA  performed by an  independent  advisor,  this excess was attributed as follows:

                                                                            Expected useful lives
                                                                            ---------------------

                     IPR&D                                        $7,500    immediate write-off
                     Inventory                                     1,200    up to 2 quarters
                     Land and  buildings                           5,700    20 years
                     Customer base and backlog                    11,800    10 years
                     Technology                                    9,500    10 years
                     Deferred taxes                               (5,400)   According to the relevant item above
                     Goodwill                                     29,900    indefinite - subject to annual impairment test
                                                        -----------------
                                                                 $60,200
                                                        =================

                  The results of Elisra's  operations  have been included in the
                  consolidated   financial   statements   from   the   date   of
                  acquisition.  Regarding performance  information in accordance with SFAS 141, see below.

                  The following  unaudited  proforma data is based on historical financial statements of the Company and Elisra and is provided for comparative  purposes only. The proforma  information does not  purport to be  indicative  of the results  that  actually would have  occurred  had the purchase of the shares have been consummated prior to the beginning of the reported periods.

                  The proforma information reflects the results of the Company's operations assuming that Elisra's results were included in the
                  Company's  consolidated  results prior to each of the reported periods, and under the following assumptions:

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

         (1)      Intangible  assets  (customer  base,  backlog and  technology)
                  arising   from  the   acquisition   of   Elisra's   shares  of
                  approximately  $21,300,  net  of  related  deferred  taxes  of approximately $4,300, is amortized over a period of 10 years.

         (2)      Excess of cost over equity purchased  allocated to real estate assets of approximately  $5,700, net of related deferred taxes of  approximately  $1,100,  is  amortized  over a period of 20 years.

         (3)      The cost attributed to purchase IPR&D projects,  in the amount
                  of  approximately   $7,500  has  been  charged  to  operations
                  immediately as a non-recurring item and is not included in the proforma consolidated results.

         (4)      Intercompany  balances  and  transactions,  if any,  have been eliminated.

         (5)      Management fees which were paid to Elisra's  shareholders  and will be paid in the future to the Company were  eliminated  in the proforma statements.

                                                                              FOR THE YEAR ENDED
                                                                         ----------------------------
                                                                                 DECEMBER 31
                                                                         ----------------------------
                                                                             2005             2004
                                                                         -----------      -----------

                   Revenues                                               $1,264,375       $1,181,110
                                                                         ===========      ===========
                   Net income as reported                                    $32,487          $51,873
                   Adjustments:
                   Elimination of the charge to operations for IPR&D           7,490                -
                   Other adjustments, net                                    (21,337)             126
                                                                         -----------      -----------
                   Net income - proforma (*)                                 $18,640          $51,999
                                                                         ===========      ===========
                   Basic earnings per share - proforma                         $0.46            $1.33
                                                                         ===========      ===========
                   Diluted earnings per share - proforma                       $0.45            $1.29
                                                                         ===========      ===========

                  (*)      The proforma  net income for the year ended  December
                           31, 2005  includes a write-off of pre contract  costs
                           and  equipment,  net in the  amount  of $2,616 in the
                           Company and expenses  related to cutback in personnel
                           in the amount of $19,103 in Elisra.

                  Following  the  acquisition  of Elisra's  shares in the fourth
                  quarter  of  2005,   the  Company   identified  and  wrote-off
                  duplicated  inventories  and equipment in the amount of $3,488 which  was  recorded  as  restructuring  costs  in the cost of revenues.

         I.       In  October  2005,  the  Company  invested  an  amount of $2.5 million in Chip PC Ltd. ("Chip PC"), an Israeli company, for a
                  20% interest in Chip PC.

                  Chip PC develops and manufactures "Post PC" solutions, focused on enabling  server-based-  computing  technologies to replace traditional  PCs and  deploy  and  control  large  numbers  of workstations.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

                  The excess of the amount paid for the Chip PC shares  acquired over their book value is approximately $2.4 million.  Based on a PPA  performed by an  independent  advisor,  this excess was allocated  mainly to technology ($1.6 million) to be amortized by a straight-line  method over a period of 5 - 8 years and to goodwill ($1.1 million).

         J.       The financial results of the business acquired are included in the Company's  consolidated financial statements from the date of  acquisition.  In October 2005,  the Company  established a
                  U.K.  subsidiary - UAV Tactical  Systems Ltd.  ("U-Tacs"),  in which the  Company  holds 51% and the rest of the  shares  are held by Thales  U.K..  U-Tacs  will be the  manufacturing  and support  center of the  Watchkeeper  program - an Unmanned Air
                  Vehicle (UAV) program for the U.K. MOD.

                  U-Tacs will establish the capabilities to design, manufacture, integrate  and fly  tactical UAV  systems,  consisting  of air vehicles,  ground control stations,  data links,  payloads and launch and recovery subsystems.

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

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         B.       FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

                  For those foreign  subsidiaries whose functional  currency has been determined to be other than the U.S.  dollar,  assets and liabilities  are  translated  at year-end  exchange  rates and statement of income items are  translated at average  exchange
                  rates  prevailing  during  the  year.  Resulting   translation
                  adjustments   are   recorded  as  a  separate   component   of
                  accumulated  other   comprehensive   income  in  shareholders'
                  equity.

         C.       PRINCIPLES OF CONSOLIDATION

                  The consolidated  financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries.

                  The  consolidated  subsidiaries  include El-Op,  ESA and other
                  Israeli and non-Israeli subsidiaries.

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

         F.       MARKETABLE SECURITIES

                  Investments  in a  marketable  securities  are  classified  as
                  trading   securities   according  to  Statement  of  Financial
                  Accounting   Standard   No.  115   "Accounting   for   Certain
                  Investments in Debt and Equity Securities",  ("SFAS No. 115").
                  Accordingly, these securities are stated at fair market value, with  gains and  losses,  net of taxes,  reported  as  finance income (loss).

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

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         G.       INVENTORIES (Cont.)

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

         Advances  from  customers  are  allocated  to the  applicable  contract inventories  and are  presented as net  amounts.  Advances in excess of related inventories are classified as liabilities.

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

                  Management  evaluates  investments  in  affiliates  and  other companies  for  evidence of other than  temporary  declines in value.  When relevant factors indicate a decline in value that is other than  temporary  the Company  records a provision for the decline in value.  A judgmental  aspect of accounting  for
                  investments      involves      determining      whether     an
                  other-than-temporary  decline in value of the  investment  has been  sustained.  Such evaluation is dependent on the specific facts and  circumstances.  Accordingly,  management  evaluates financial information (e.g. budgets, business plans, financial
                  statements,     etc.)    in     determining     whether     an
                  other-than-temporary   decline   in  value   exists.   Factors
                  indicative   of  an   other-than-temporary   decline   include
                  recurring  operating  losses,  credit  defaults and subsequent rounds of  financings at an amount below the cost basis of the investment.  This  list is not all  inclusive  and  management weighs all quantitative and qualitative factors in determining if an  other-than-temporary  decline in value of an investment has  occurred.  The results of 2005  include  impairment  loss related to its investment in ISI (see Note 6(B)2)).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         I.       LONG-TERM TRADE RECEIVABLES

                  Long-term trade receivables, from extended payment agreements, are recorded at their  estimated  present  values  (determined based on the original market rates of interest).

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

                                                               %
                                                            ------
                     Buildings                                2-4
                     Instruments, machinery and equipment    6-33
                     Office furniture and other              6-33
                     Motor vehicles                         12-33   (mainly 15%)

                  Land rights and leasehold  improvements  - generally  over the term of the lease.

         L.       INVESTMENT GRANTS

                  As  a  governmental  incentive  for  industrial  companies  in
                  Israel,  the  "Investment  Center",  which is a branch  of the
                  Israel  Ministry of  Industry  and Trade,  permits  industrial companies  to  submit a request  to  qualify  as an  "Approved
                  Enterprise".  An  Approved  Enterprise  is entitled to certain benefits in respect of capital  investments.  The benefits may be in the form of  reduced  tax  rates and of  capital  grants received as a percentage  of the  investments  of the Approved
                  Enterprise.  The amount of a capital  grant is determined as a percentage of the Approved Enterprise  investment in property, plant and  equipment.  As a condition to the granting of these benefits,  the Approved Enterprise is obligated to perform the applicable  industrial  plan as detailed in the request to the
                  Investment Center (see Note 16(A)(3) and 17(J)). These capital grants are non-royalty  bearing and are not conditioned on the results  of  operations.  As the  capital  grants are a direct participation  in the  cost of the  acquisition  of  property, plant and equipment  they are offset against  property,  plant and equipment.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

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

                  Fair  value  of a  reporting  unit  is  determined  using  the discounted  future cash flows  method.  Significant  estimates used in the  methodology  include  estimates  of  future  cash flows,  future  short-term  and  long-term  growth  rates  and weighted  average  cost of capital  for each of the  reporting units.

                  As of  December  31,  2005,  no  impairment  losses  have been identified.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

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

                  The Group's  companies in Israel  records a liability  for the amount  that  would  have  to be  paid  to  the  employees  as severance payment in the event of the companies shut down.

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

                  Severance pay expenses for the years ended  December 31, 2005,
                  2004 and 2003, amounted to approximately $17,500,  $15,574 and
                  $11,491, respectively.

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
                  81-1")  according  to which  revenues  are  recognized  on the percentage-of-completion basis.

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

                  Sales  and  anticipated  profit  under  long-term  fixed-price
                  production     type    contracts    are    recorded    on    a
                  percentage-of-completion basis, using the units-of-delivery as the basis to measure  progress toward  completing the contract and recognizing revenues.

                  Sales  and  anticipated  profit  under  long-term  fixed-price contracts  that involve both  development  and  production are
                  recorded  on  a  percentage-of-completion   basis,  using  the
                  cost-to-cost   method   and   units-of-delivery    method   as
                  applicable. In certain circumstances, when

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

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

                  The     Group     believes     that    the    use    of    the
                  percentage-of-completion  method is  appropriate  as the Group has the ability to make reasonably dependable estimates of the extent of progress towards  completion,  contract revenues and
                  contract  costs.  In  addition,   contracts  executed  include
                  provisions  that  clearly   specify  the  enforceable   rights
                  regarding  services to be provided and received by the parties to the contracts,  the  consideration  to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations,  and its customers are expected to satisfy their obligations under the contract

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

                  As  for  research  and  development  costs  accounted  for  as contract costs refer to Note 2(T).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

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
                  Factors that affect the Group's warranty liability include the
                  number  of  delivered  products,   engineering  estimates  and
                  anticipated rates of warranty claims.  The Group  periodically assesses the adequacy of its recorded  warranty  liability and adjusts the amount as necessary.

                  Changes  in the  Group's  provision  for  warranty,  which  is included in the Company's balance sheet, during the years, are as follows:

                                                                                           2005              2004
                                                                                     ---------------    -------------

                     Balance, at January 1                                           $    34,230        $    36,653
                     Warranties issued during the year                                    19,223             17,907
                     Warranties forfeited or exercised during the year                   (21,656)           (20,330)
                                                                                     ---------------    -------------
                     Balance, at December 31                                         $   31,797         $    34,230
                                                                                     ===============    =============

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
U.S. dollars (In thousands)

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

                  The  majority of the  Group's  cash and cash  equivalents  and deposits are invested in dollar  instruments  with major banks in Israel and in the United  States  Management  believes that the financial institutions that hold the Group investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

                  The Group's trade receivables are derived primarily from sales to large and stable  customers and governments  located mainly in Israel,  the United States and Europe.  The Group  performs ongoing  credit  evaluations of its customers and to date, has not  experienced  any unexpected  material losses except for a one-time  loss  in  2002 of  approximately  $4,600  due to the insolvency of one of the Group's  customers.  An allowance for doubtful  accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

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

                  For derivative  instruments that are designated and qualify as a fair value hedge  (i.e.,  hedging the exposure to changes in the fair  value of an asset or a  liability  or an  identified portion thereof that is  attributable  to a particular  risk), the effective portion of the gain and loss on the

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         W.       DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

                  derivative  instrument as well as the offsetting  loss or gain on the  hedged  item  attributable  to  the  hedged  risk  are recognized  in the same line item  associated  with the hedged item in  current  earnings  during the period of the change in fair  value.  The  remaining  gain or  loss on the  derivative instrument  in  excess  of the  cumulative  change in the fair value of the asset or liability  hedge,  if any, is recognized as financial  expense in current earnings during the period of change.  For  derivative  instruments  that are designated and qualify as a cash flow hedge  (i.e.  hedging  the  exposure to variability in expected future cash flows that is attributable to a particular  risk),  the effective  portion of the gain or loss on the  derivative  instrument is reported as a component of other  comprehensive  income and reclassified into earnings
                  in  the  same  line  item   associated   with  the  forecasted
                  transaction  in the same  period or periods  during  which the hedged transaction affects earnings.

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

                  As of December 31, 2005, the Group had forward  contracts with a notional  amount of  approximately  $220,000 to purchase and sell foreign  currencies  ($22,000 in Euro,  $194,000 in Great
                  Britain Pounds ("GBP") and $4,000 in other currencies).

                  The  fair  value of the  foreign  exchange  contracts  and the options as of December 31, 2005 is approximately $6,300.

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
U.S. dollars (In thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         X.       STOCK-BASED COMPENSATION (Cont.)

                  on a straight-line  basis.  Phantom options were accounted for as variable awards and accordingly, compensation expenses were measured at the end of each reporting  period and amortized on an  accelerated  basis over the remaining  vesting period (See
                  Note 18).

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

                  The  cumulative  effect on  deferred  taxes  relating to stock based compensation resulting from the adoption of SFAS No. 123 amounted to a reduction of $152 and was recorded as a one-time adjustment to additional paid-in capital in 2004.

                  If the Company had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original  effective date, pro forma net income and pro forma  basic  diluted  net income per share for the three years ended December 31, 2005 would be as follows:

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------------------
                                                                                      2005            2004            2003
                                                                                 ------------     -----------     ----------

                                    Net income  as reported                      $     32,487     $    51,873     $   45,945
                                    Add - Stock based compensation
                                      expense (income), net of
                                      related tax effects as reported
                                      (intrinsic method in 2003)                          172           2,710          3,793
                                    Deduct - Stock based compensation
                                      expense under fair value based
                                      method of SFAS 123 net of related
                                      of tax effects                                     (172)         (2,710)        (2,956)
                                                                                 ------------     -----------     ----------
                                    Pro forma net income                         $     32,487     $    51,873     $   46,782
                                                                                 ============     ===========     ==========

                                    Net earnings per share:
                                    Basic net earnings per share as
                                      reported                                   $       0.80     $      1.30     $     1.18
                                                                                 ============     ===========     ==========
                                    Diluted net earnings per share as
                                      reported                                   $       0.78     $      1.26     $     1.14
                                                                                 ============     ===========     ==========

                                    Pro forma basic net earnings per share       $       0.80     $      1.30     $     1.20
                                                                                 ============     ===========     ==========

                                    Pro forma diluted net earnings per share     $       0.78     $      1.26     $     1.16
                                                                                 ============     ===========     ==========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         X.       STOCK-BASED COMPENSATION (Cont.)

                  The  fair  value  for  these  options  was  estimated  using a
                  Black-Scholes option pricing model with the following weighted average assumptions:

                                                                 2005                2004                 2003
                                                          -------------    ------------------     --------------

                      Divided yield                           2.25%                  2.2%                2.19%
                      Expected volatility                     25.6%                 26.7%               19.03%
                      Risk-free interest rate                  4.5%                    4%                1.20%
                      Expected life                            4 years              4 years             6 years

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

                  The  carrying  amount of the  trading  securities  is recorded according to its fair market  value,  as  determined by quoted market prices on the stock exchange.

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
                  The  carrying  amounts of these  companies  as of December 31,
                  2004 and 2005 were  $44,869  and  $45,197,  respectively,  and represent the original cost of acquisition, and in the case of affiliates also the Company's equity in the earnings/losses of the affiliates and its share in the changes of the affiliates'
                  equity  since  the  dates of  acquisition.  As noted in Note H above,  management is constantly  monitoring such  investments for other-than-temporary decline in value.

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

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         AA.      VARIABLE INTEREST ENTITIES

                  FASB   Interpretation  No.  46,   "Consolidation  of  Variable
                  Interest  Entities,  an interpretation of Accounting  Research
                  Bulleting  No. 51" ("FIN 46")  provides  a new  framework  for
                  identifying   Variable   Interest   Entities   ("VIE's")   and
                  determining   when  a  company   should  include  the  assets,
                  liabilities,   non-controlling   interests   and   results  of
                  activities of a VIE in its consolidated financial statements.

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

                  U-TacS is considered to be a variable  interest entity. As the
                  Company is the primary beneficiary,  U-TacS is consolidated in the Company's financial statements.

         AB.      IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                  (1)      On December 2004, the FASB issued the revised FAS No.
                           123,  "Share-Based  Payment"  ("FAS  123(R)"),  which
                           addresses  the  accounting  for  share-based  payment
                           transactions  in which the Company  obtains  employee
                           services in exchange for: (a) equity  instruments  of
                           the Company; or (b) liabilities that are based on the
                           fair value of the  Company's  equity  instruments  or
                           that may be settled by the  issuance  of such  equity
                           instruments. This Statement eliminates the ability to
                           account for employee share-based payment transactions
                           using  APB  25,   "Accounting  for  Stock  Issued  to
                           Employees",    and   requires   instead   that   such
                           transactions  be accounted  for using the  grant-date
                           fair value based method.  This  Statement was to have
                           been  effective  as of the  beginning  of  the  first
                           interim or annual  reporting  period  that  commences
                           after June 15,  2005 (July 1, 2005 for the  Company);
                           however,   on  April  14,  2005,  the  United  States
                           Securities and Exchange  Commission  ("SEC")  delayed
                           effectiveness  for companies with fiscal years ending
                           December 31 (such as the Company) to January 1, 2006.
                           This  Statement  applies  to all  awards  granted  or
                           modified  after the  Statement's  effective  date. In
                           addition,  compensation cost for the unvested portion
                           of previously  granted awards that remain outstanding
                           on the Statement's effective date shall be recognized
                           on or  after  the  effective  date,  as  the  related
                           services   are   rendered,   based  on  the   awards'
                           grant-date  fair value as previously  calculated  for
                           the  pro-forma  disclosure  under SFAS 123.  In March
                           2005, the SEC released SEC staff Accounting  Bulletin
                           No.107 (SAB 107),  "Share-Based  Payment" (SAB 107").
                           SAB 107 provides the SEC staff's  position  regarding
                           the  application  of  statement  123(R) and  contains
                           interpretive  guidance  related  to  the  interaction
                           between  Statement  123(R) and  certain SEC rules and
                           regulations  and also  provides the SEC staff's views
                           regarding  the  valuation  of   share-based   payment
                           arrangements for public companies.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         AB.      IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (Cont.)

                  (2)      The Company  adopted the  fair-value-based  method of
                           accounting for share-based payments effective January
                           1,  2004  using  the  "modified  prospective  method"
                           described in FASB Statement No. 148,  "Accounting for
                           Stock-Based    Compensation    -    Transition    and
                           Disclosure".   Currently,   the   Company   uses  the
                           Black-Scholes-Merton formula to estimate the value of
                           stock options granted to employees.  The Company does
                           not  anticipate  that adoption of SFAS 123(R) and SAB
                           107 will have a  material  impact on its  results  of
                           operations or its financial position.  However,  SFAS
                           123(R)  also   requires  that  the  benefits  of  tax
                           deductions in excess of recognized  compensation cost
                           be reported as a financing cash flow,  rather than as
                           an  operating  cash flow as  required  under  current
                           literature.   This   requirement   will   reduce  net
                           operating  cash flows and increase net financing cash
                           flows in periods after the effective date.  While the
                           Company cannot estimate what those amounts will be in
                           the  future  (because  they  depend on,  among  other
                           things,  when employees exercise stock options),  the
                           amount of operating  cash flows  recognized  in prior
                           periods  for such  excess  tax  deductions  was $652,
                           $1,179 and $758 in 2005, 2004 and 2003, respectively.

                  (3)      In May 2005,  the FASB issued  Statement of Financial
                           Accounting Standard No. 154 ("FAS 154"),  "Accounting
                           Changes and Error Corrections" - a replacement of APB
                           No. 20, Accounting Changes" and FAS No. 3, "Reporting
                           Accounting Changes in Interim Financial  Statements".
                           FAS 154 provides  guidance on the  accounting for and
                           reporting   of    accounting    changes   and   error
                           corrections.  APB Opinion 20 previously required that
                           most  voluntary  changes in  accounting  principle be
                           recognized  by  including in net income of the period
                           of the change the  cumulative  effect of  changing to
                           the  new  accounting  principle.   FAS  154  requires
                           retrospective application to prior periods' financial
                           statements  of  a  voluntary   change  in  accounting
                           principle  unless it is  impracticable  to do so. FAS
                           154  is   effective   for   accounting   changes  and
                           corrections of errors made in fiscal years  beginning
                           after December 15, 2005.

                  (4)      In June 2005, the Emerging Issues Task Force ("EITF")
                           released  Issue  No.  04-5  "Determining   Whether  a
                           General  Partner,  or the General Partner as a Group,
                           Controls a Limited Partnership or Similar Entity When
                           the Limited  Partners  Have  Certain  Rights"  ("EITF
                           04-5").  EITF 04-5 provides  guidance in  determining
                           whether  a  general   partner   controls   a  limited
                           partnership  and  therefore  should  consolidate  the
                           limited  partnership.   EITF  04-5  states  that  the
                           general partner in a limited  partnership is presumed
                           to  control  that  limited  partnership  and that the
                           presumption  may be overcome if the limited  partners
                           have either (1) the  substantive  ability to dissolve
                           or  liquidate  the limited  partnership  or otherwise
                           remove  the  general  partner  without  cause  or (2)
                           substantive  participating rights. The effective date
                           for  applying  the guidance in EITF 04-5 was (1) June
                           29,  2005  for  all  new  limited   partnerships  and
                           existing   limited   partnerships   for   which   the
                           partnership  agreement  was modified  after that date
                           and (2) no later  than  the  beginning  of the  first
                           reporting  period in  fiscal  years  beginning  after
                           December   15,   2005,    for   all   other   limited
                           partnerships.

                           The Company  estimates that the adoption of EITF 04-5
                           will not have a  significant  impact on its financial
                           position.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         AB.      IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (Cont.)

                  (5)      In November 2005, the FASB issued FSP FAS 115-1.  The
                           FSP  addresses  the   determination  as  to  when  an
                           investment  is  considered  impaired,   whether  that
                           impairment   is   other   than   temporary   and  the
                           measurement  of an  impairment  loss.  The  FSP  also
                           includes accounting  considerations subsequent to the
                           recognition  of other  than-temporary  impairment and
                           requires certain  disclosures about unrealized losses
                           that have not been recognized as other-than-temporary
                           impairments. The guidance in this FSP amends SFAS No.
                           115,  "Accounting for Certain Investments in Debt and
                           Equity".  The FSP replaces the impairment  evaluation
                           guidance  of EITF  Issue No.  03-1,  "The  Meaning of
                           Other-Than-Temporary  Impairment and Its  Application
                           to  Certain  Investments",  with  references  to  the
                           existing  other-than-temporary  impairment  guidance.
                           The FSP clarifies that an investor  should  recognize
                           an impairment  loss no later than when the impairment
                           is deemed other-than-temporary, even if a decision to
                           sell an  impaired  security  has not been  made.  The
                           guidance  in this FSP is to be applied  to  reporting
                           periods  beginning  after  December 15,  2005.  As of
                           December 31, 2005,  adoption of FSP FAS 115-1 has not
                           had a  material  impact  on the  Company's  financial
                           position or results of operations.

         AC.      RECLASSIFICATIONS

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

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 3 - TRADE RECEIVABLES, NET

              Trade receivables

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005             2004
                                                                                      ---------------- ----------------

                 Open accounts (*)                                                        $  254,056     $    176,163
                 Unbilled receivables                                                         95,854           41,717
                 Less - allowance for doubtful accounts                                       (3,221)          (3,064)
                                                                                      ---------------- ----------------
                                                                                          $  346,689     $    214,816
                                                                                      ================ ================
                 (*)     Includes affiliated companies                                $        6,283      $     10,823
                                                                                      ================ ================

NOTE 4 - OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005             2004
                                                                                      ---------------- ----------------

                 Deferred income taxes                                                 $      18,708    $      21,355
                 Prepaid expenses                                                             22,065           16,621
                 Government institutions                                                       9,451            5,719
                 Employees                                                                     1,029            1,204
                 Others                                                                       15,843            6,895
                                                                                      ---------------- ----------------
                                                                                         $    67,096    $      51,794
                                                                                      ================ ================

NOTE 5 - INVENTORIES, NET OF ADVANCES

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005             2004
                                                                                      ---------------- ----------------

                 Cost incurred on long-term contracts in progress                         $  311,800     $    254,009
                 Raw materials                                                                84,343           70,813
                 Advances to suppliers and subcontractors                                     40,095           21,164
                                                                                      ---------------- ----------------
                                                                                             436,238          345,986
                 Less -
                 Cost incurred on contracts in progress deducted
                    from customer advances                                                    16,178           14,533
                                                                                      ---------------- ----------------
                                                                                             420,060          331,453
                 Less -
                  Advances received from customers (*)                                        84,083           75,776
                  Provision for losses                                                         7,549            7,636
                                                                                      ---------------- ----------------
                                                                                          $  328,428     $    248,041
                                                                                      ================ ================

              The Company has transferred  legal title of inventories to certain customers as collateral for advances received.

              (*)  Advances  are  allocated  to the  relevant  inventories  on a per-project  basis. In cases  (projects) where the advances are in excess  of the  inventories,  the net  amount  is  presented  as a liability.  In  cases  where  the  inventories  are in  excess  of advances received, the net amount is included in inventories.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A. INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

                                                                                                 DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005             2004
                                                                                      ---------------- ----------------

                     Tadiran (1)                                                        $    156,142    $      14,749
                     SCD (2)                                                                  25,059    $      19,186
                     VSI (3)                                                                   6,451            6,966
                     RedC (4)                                                                      -            3,100
                     Opgal (5)                                                                 3,380            2,873
                     Chip PC (6)                                                               2,516                -
                     Others (8)                                                                1,446              999
                                                                                      ---------------- ----------------
                                                                                        $    194,994    $      47,873
                                                                                      ================ ================

                  (1)      Tadiran   Communications   Ltd.   ("Tadiran")   -   a
                           publicly-traded  40%-owned  subsidiary  registered in
                           Israel,  is  involved  in the  worldwide  market  for
                           military  communications systems and equipment and is
                           also active in the civilian communications market.

                  (2)      Semi   Conductor   Devices   ("SCD")  is  an  Israeli
                           partnership,  held  50% by  the  Company  and  50% by
                           Rafael   Armaments    Development    Authority   Ltd.
                           ("Rafael").  SCD is  engaged in the  development  and
                           production  of various  thermal  detectors  and laser
                           diodes.  SCD is jointly  controlled  and therefore is
                           not   consolidated   in   the   Company's   financial
                           statements.

                  (3)      Vision Systems International LLC ("VSI") based in San
                           Jose, is a California  limited liability company that
                           is  held  50%  by ESA  and  50%  by a  subsidiary  of
                           Rockwell  Collins  Inc.  VSI  operates in the area of
                           helmet  mounted   display   systems  for  fixed  wing
                           military and  paramilitary  aircraft.  VSI is jointly
                           controlled and therefore is not  consolidated  in the
                           Company's financial statements.

                  (4)      RedC  Optical  Networks  Inc.  ("RedC"),   a  company
                           registered in Delaware, is engaged in the multi-focal
                           optic  communications  sector and as of December  31,
                           2003 was held 36.5% by El-Op.  RedC designs  develops
                           and   manufactures   optical   amplifiers  for  dense
                           wave-length   multiplexing   optical   networks   for
                           telecommunications.

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
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED  COMPANIES,  PARTNERSHIP  AND OTHER COMPANIES
(CONT.)

         A.       INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD
                  (CONT.)

                           In December 2004,  El-Op signed a Transfer  Agreement
                           for  selling all of its  holdings in RedC,  including
                           the  Ordinary  shares  and  Preferred  A  shares,  in
                           consideration  for $3,100,  which was paid in cash on
                           the  closing  date in January  2005.  The closing was
                           subject to certain conditions,  which were all met by
                           January 21,  2005.  In January  2005,  El-Op sold its
                           shares in RedC for $3,100 in cash.

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

                  (5)      Opgal  Optronics  Industries  Ltd.  ("Opgal")  is  an
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
                           statements.

                  (6)      Chip PC is an Israeli company, of which approximately
                           20% is held by the  Company.  Chip  PC  develops  and
                           manufactures "Post PC" solutions, focused on enabling
                           server-based-computing    technologies   to   replace
                           traditional  PCs and deploy and control large numbers
                           of workstations.

                  (7)      Mediguide   Inc.   ("Mediguide")   and  its   Israeli
                           subsidiary,  Mediguide Ltd., were established in 2000
                           as a spin-off from the Company.  The share capital of
                           Mediguide  consists of Common shares and Preferred A,
                           B,  C  and  D  shares.  The  Common  shares  and  the
                           Preferred  shares,   both  have  voting  rights.  The
                           Company  holds all of the Common  shares of Mediguide
                           which  constitute  approximately  55% (41% on a fully
                           diluted  basis) of the  voting  rights of  Mediguide.
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
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED  COMPANIES,  PARTNERSHIP  AND OTHER COMPANIES
(CONT.)

                  A.       INVESTMENTS  IN  COMPANIES  ACCOUNTED  FOR  UNDER THE
                           EQUITY METHOD (CONT.)

                           (8)      The   summarized    financial    information
                                    regarding  Tadiran  (see  Note  1(G))  is as
                                    follows:

                                    Balance Sheet Information:

                                                   DECEMBER 31,
                                              ---------------------
                                                2005         2004
                                              --------     --------

                  Current assets              $312,093     $296,668
                  Non-current assets           104,118      117,716
                                              --------     --------
                  Total assets                 416,211      414,384
                                              ========     ========

                  Current liabilities          243,972      258,138
                  Non-current liabilities       43,840       36,097
                  Shareholders' equity         128,399      120,149
                                              --------     --------
                                              $416,211     $414,384
                                              ========     ========

                  Income Statement Information:

                                  YEAR ENDED DECEMBER 31,
                                   ---------------------
                                     2005         2004
                                   --------     --------
                  Revenues         $271,424     $316,036
                  Gross profit      120,510      158,981
                  Net income         29,879       47,992

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED  COMPANIES,  PARTNERSHIP  AND OTHER COMPANIES
(CONT.)

         A.       INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD
                  (CONT.)

                  (9)      The  summarized  aggregate  financial  information of
                           companies  accounted  for  under the  equity  method,
                           excluding Tadiran (see Note 6(A) (8)) is as follows:

                            Balance Sheet Information:

                                                         DECEMBER 31,
                                                    ---------------------
                                                      2005         2004
                                                    --------     --------

                   Current assets                   $138,312     $124,352
                   Non-current assets                 19,115       21,646
                                                    --------     --------
                   Total assets                      157,427      145,998
                                                    ========     ========

                   Current liabilities                59,067       68,655
                   Non-current liabilities            13,622        3,868
                   Shareholders' equity               84,738       73,475
                                                    --------     --------
                                                    $157,427     $145,998
                                                    ========     ========

                  Income Statement Information:

                                         YEAR ENDED DECEMBER 31,
                                   ----------------------------------
                                     2005         2004         2003
                                   --------     --------     --------
                  Revenues         $266,841     $213,680     $183,426
                  Gross profit       63,938      55, 285       45,616
                  Net income         13,345       15,195       13,976

                  (10) See Note 17(F) for guarantees.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED  COMPANIES,  PARTNERSHIP  AND OTHER COMPANIES
(CONT.)

                  B.       INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE COST
                           METHOD

                                     DECEMBER 31,
                                 -------------------
                                   2005       2004
                                 -------     -------
                  Sultam (1)     $ 3,500     $ 3,500
                  ISI (2)          1,830       7,230
                  AAI (3)          1,000       1,000
                  Others              15          15
                                 -------     -------
                                 $ 6,345     $11,745
                                 =======     =======

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
                           During the fourth  quarter of 2005, the fair value of
                           ISI  decreased  as a result  of a  decrease  in ISI's
                           backlog and estimated  future cash flows.  Based on a
                           valuation  performed by an independent  advisor,  the
                           Company   wrote-off   approximately   $5,400  of  its
                           investment in ISI.

                  (3)      AeroAstro  Inc.  ("AAI"),  held  8.33%  (on  a  fully
                           diluted basis) is a Delaware  corporation  engaged in
                           innovative micro and nanospacecraft applications. AAI
                           manufactures    low-cost    satellite   systems   and
                           components,  used  in  its  own  spacecraft  and  for
                           spacecraft development in and outside the U.S.

NOTE 7 - COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE

                                                                                     DECEMBER 31,
                                                                                         2005
                                                                              -----------------------

                           Receivables from insurance company (A)                       25,884
                           Net of contingent to Koor (B)                                10,354
                                                                              -----------------------
                                                                                        15,530
                                                                              =======================

         A.       On March  17,  2001,  a fire  broke  out in the  manufacturing plants in two of Elisra's subsidiaries ("the companies").  The fire caused damage to equipment,  building, inventory and work in progress.  The book value of the  equipment,  inventory and costs  invested  in the work in  progress  damaged by the fire together  with the costs of  repairing  the building and other costs,  are  estimated at  approximately  $36  million.  Up to
                  December 31, 2005,  advances  were received from the insurance company in the aggregate amount of approximately $10 million.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 7 - COMPENSATION RECEIVABLES IN RESPECT OF FIRE DEMAGE (CONT.)

                  The claim submitted by the companies to the insurance  company and which is based on the terms of the insurance policy,  also includes a demand for  consequential  damages along with other
                  damages  that  the  companies   believe  are  covered  by  the
                  insurance policy.  Therefore, the total amount of the claim is much  higher than the book value of the damage and the cost of repairing the building.

                  The  companies are taking legal action in order to receive the insurance  amounts and they have also submitted a claim to the
                  District Court of Tel-Aviv  against the insurance  company and its  assessors,  in the  aggregate  amount of $96 million.  In light of the duration of the  proceedings,  the managements of
                  the   companies   decided  to  classify  the  balance  of  the
                  compensation  receivable  from  the  insurance  company  as  a long-term receivable.

                  In April 2004,  the companies  filed a request with the Court, for  issuance  of a  partial  judgment,  in the  amount of $33 million  (in  excess  of  the  advances  already  paid  by the
                  insurance   company)  based  on  the  admission  made  by  the
                  insurance  company and its  representatives  of an  obligation deriving  from the  insurance  event,  while  the  dispute  is regarding the amount of the damages.

                  In December  2004, a hearing was held in the Court wherein the force of a judgment  was given to an  agreement of the parties pursuant to which a separate  bank account will be opened,  in which the  insurance  company will deposit $15 million.  Every withdrawal  from such account  requires  approval of the Court
                  until  the   proceedings  on  the  claim  are  concluded.   In
                  accordance  with  the  aforesaid  agreement,   the  claim  was
                  transferred  for  mediation,  and  during  this time the Court proceedings in the matter have been postponed.  At the balance sheet date the mediation process has not yet been concluded.

                  In the opinion of the companies, based on, among other things, the opinion of their legal advisors  regarding this matter, it is  difficult  at this stage to estimate  the chances that the companies  will  receive  the full  amount of the claim,  even though it is considered to be well founded.  Nonetheless,  the managements of the companies  estimate,  based, on the opinion of their legal advisors that the chances are good of receiving indemnification  from  the  insurance  company,  in an  amount greater than the balance of the receivable which they recorded as an asset in the financial statements.

         B.       In the  agreement  the  Company  signed  with  Koor,  for  the purchase  of Elisra's  shares,  it was agreed that the Company will  pay  Koor  40% of the  consideration  received  from the insurance  company,  up to  consideration  of $30  million and
                  25-27.5%  for  additional  consideration  received  (see  Note
                  1(H)).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 8 - LONG-TERM BANK DEPOSITS AND TRADE RECEIVABLES

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                              2005             2004
                                                                                      ---------------- ----------------

                     Deposits with banks for loans granted to employees (*)            $       1,200   $        1,603
                     Long-term trade receivables                                               1,219              452
                     Other deposits with banks                                                    38               47
                                                                                      ---------------- ----------------
                                                                                      $        2,457   $        2,102
                                                                                      ================ ================

                    (*)  The deposits are linked to the Israeli CPI, bear annual interest  of  4%  and  are  presented  net  of  current
                         maturities of $539 (2004 - $534).

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT, NET

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005              2004
                                                                                      ---------------- ----------------

               Cost (1):
               Land, buildings and leasehold improvements (2)                           $   177,434     $    151,432
               Instruments, machinery and equipment (3)                                     333,527          222,313
               Office furniture and other                                                    37,836           26,521
               Motor vehicles                                                                49,538           37,308
                                                                                      ---------------- ----------------
                                                                                            598,335          437,574
               Accumulated depreciation                                                    (313,338)        (193,286)
                                                                                      ---------------- ----------------
               Depreciated cost                                                         $   284,997     $    244,288
                                                                                      ================ ================

         Depreciation  expenses for the years ended December 31, 2005,  2004 and
         2003 amounted to $44,576, $35,001 and $30,775, respectively.

         (1)      Net of investment  grants  received  (mainly for  instruments, machinery  and  equipment) in the amounts of  approximately  $
                  32,879  and  $29,800  as  of  December   31,  2005  and  2004,
                  respectively.

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

                  Includes rights in approximately  10,633 square meters of land in  Rehovot,  Israel.  The land is leased from the Israel Land
                  Administration  until the year of 2043  with a renewal  option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                  Includes rights in approximately  10,386 square meters of land in Bnei Brak,  Israel. The land is leased from the Israel Land
                  Administration  until the year of 2022  with a renewal  option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT, NET (CONT.)

         (3)      Includes  equipment  produced  by the Group for its own use in the aggregate amount of $82,518 and $69,146 as of December 31,
                  2005 and 2004, respectively.

         (4)      As for pledges of assets - see Note 17(I).

NOTE 10 - INTANGIBLE ASSETS, NET

          A.

                                                   WEIGHTED AVERAGE NUMBER
                                                     OF YEARS OF AMORTIZATION                     DECEMBER 31,
                                                 -------------------------------  --------------------------------------
                                                                                            2005               2004
                                                                                         ---------        -----------

                Original cost:
                  Technology (1)                                     14                  $ 108,786        $    84,554
                  Trade marks (2)                                    17                      8,000              8,000
                                                                                         ---------        -----------
                                                                                           116,786             92,554
                                                                                         ---------        -----------
                Accumulated amortization:
                  Technology                                                                35,707             28,365
                  Trade marks                                                                2,308              1,908
                                                                                         ---------        -----------
                                                                                            38,015             30,273
                                                                                         ---------        -----------
                Amortized cost                                                           $  78,771        $    62,281
                                                                                         =========        ===========
                Goodwill (3)                                                             $  63,957        $    33,706
                                                                                         =========        ===========

         (1)      The  technology  acquired  consists  of five  major  items  as follows:

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
                  f.       Aviation instruments such as precision altimeters and
                           air speedometers.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 10 - INTANGIBLE ASSETS, NET (CONT.)

                           In  2000,  EFW Inc.  acquired  from  Honeywell  Inc.,
                           Honeywell's business relating to head-up displays and
                           tracking  systems  for  pilot  helmets.  An amount of
                           $9,300 was allocated to the acquired technology based
                           on  its  estimated  fair  value  as  prepared  by the
                           Company.

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

                           In 2002,  the Company  acquired  the  business of the
                           Defense   Systems   Division  of  Elron  Telesoft  in
                           consideration  for  $5,700.  An amount of $5,100  was
                           allocated to the technology related to the government
                           information   technology   control  systems  software
                           developed by Elron Telesoft.

                           In 2005, the Company  acquired 70% of Elisra's shares
                           as detailed in Note 1(H) above, in consideration  for
                           $68,800.  An amount of $21,300 was  allocated  to the
                           technology   related  to   electronic   warfare  (EW)
                           systems,  command  communication  (C(2))  systems and
                           data link products.

                  (2)      Includes  trade  marks  acquired  in the merger  with
                           El-Op in 2000.

                  (3)      Includes  mainly  goodwill  resulting from the merger
                           with El-Op ($34,200) in 2000,  goodwill acquired from
                           Honeywell   Inc.   ($1,800)  in  2000  and   goodwill
                           resulting from the acquisition of Elisra ($29,900) in
                           2005.

         B.       Amortization  expenses  amounted to $7,742,  $7,260 and $7,222 for  the  years  ended  December  31,  2005,  2004  and  2003, respectively.

C.                 The annual amortization expense relating to intangible assets other then  goodwill  existing  as of  December  31,  2005 is estimated to be approximately as follows:

                                 2006                         $   8,200
                                 2007                             8,100
                                 2008                             7,800
                                 2009                             7,200
                                 2010                             6,500
                                 Thereafter                      41,000
                                                               --------
                                 Total                         $ 78,800
                                                               ========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 11 - SHORT-TERM BANK CREDIT AND LOANS

                                                                                         DECEMBER 31,
                                                       ----------------------------------------------------------------
                                                             2005           2004             2005             2004
                                                                                      ---------------- ----------------

                Short-term bank loans:                           Interest Rate
                                                       -------------------------------
                  In U.S. dollars                          6-6.2%        4.2-4.6%          $ 17,491      $     3,967
                                                                                      ---------------- ----------------

                Short-term bank credit:
                  In NIS unlinked                           5.8%         5.7-8.1%             2,828            2,120
                  In U.S. dollars                         6-6.4%             4.4%             9,977            2,505
                                                                                      ---------------- ----------------
                                                                                             12,805            4,625
                                                                                      ---------------- ----------------
                                                                                           $ 30,296      $     8,592
                                                                                      ================ ================
                Weighted Average Interest Rate              5.9%            4.7%

NOTE 12 - OTHER PAYABLES AND ACCRUED EXPENSES

                                                                            DECEMBER 31,
                                                                       ---------------------
                                                                         2005         2004
                                                                       --------     --------

                  Payroll and related expenses                         $ 65,400     $ 42,491
                  Provision for vacation pay                             32,879       26,936
                  Provision for income taxes, net of advanced paid        8,041       14,681
                  Provisions for royalties                               22,943       20,638
                  Provision for warranty                                 31,797       34,230
                  Deferred income taxes                                   2,140            -
                  Cost provisions and others (*)                         53,339       33,133
                                                                       --------     --------
                                                                       $216,539     $172,109
                                                                       ========     ========

         (*)  The  other  cost  provision,  primarily  includes  provisions  for estimated  future costs in respect of potential  contractual  penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g. damages caused by the items sold and claims as to the specific products ordered).

NOTE 13 - CUSTOMERS  ADVANCES  AND  AMOUNTS  IN  EXCESS  OF COSTS  INCURRED  ON
          CONTRACTS IN PROGRESS

                                                                            DECEMBER 31,
                                                                       ---------------------
                                                                         2005         2004
                                                                       --------     --------

                  Advances received                                    $460,242     $180,738
                  Less -
                    Advances presented under long-term liabilities      122,263       10,320
                    Advances deducted from inventories                   84,083       75,776
                                                                       --------     --------
                                                                        253,896       94,642
                  Less -

                    Costs incurred on contracts in progress              16,178       14,533
                                                                       --------     --------
                                                                       $237,718     $ 80,109
                                                                       ========     ========

                As for guarantees and liens see Note 17(F).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 14 - LONG-TERM LOANS

                                                                  INTEREST        YEARS OF            DECEMBER 31,
                                              CURRENCY                 %           MATURITY        2005         2004
                                              --------            --------         --------        ----         ----

                                                                   Libor +          mainly
              Banks                      U.S. dollars            0.8%-2.3%           2-3       $ 229,370    $ 83,469
              Office of Chief            NIS-linked to
              Scientist                  the Israeli-CPI            3.2%               2           2,713       4,131
              Other                                                                                  254         290
                                                                                               ---------    --------
                                                                                                 232,337      87,890
              Less-current maturities                                                              7,355       1,656
                                                                                               ---------    --------
                                                                                               $ 224,982    $ 86,234
                                                                                               =========    ========

         The Libor rate as of December 31, 2005 was 3.2%.

         The maturities of these loans after December 31, 2005 are as follows:

              2006 - current maturities                     $       7,355
              2007                                                210,161
              2008                                                  9,865
              2009                                                  2,170
                                                            -------------
              2010 and thereafter                                   2,611
                                                            -------------
                                                            $     232,337
                                                            =============

         See Note 17(G) for covenants.

         During 2004, a subsidiary  of the Company  consolidated  its  long-term debt. As a result, all of the prior bank loans outstanding were paid in full.  The  Company's  subsidiary  increased  this line during 2005 and
         maintains  a  single  revolving   credit  facility  of  $120,000.   The
         outstanding  balance as of December  31,  2005 was  $5,700.  The stated
         interest rate on this facility is 7.25% Prime on $2,200 and  Euro/Libor rate  4.4 + .75% on the  Euro  Loan  Balance  of  $3,500.  The  note is scheduled to be renewed in 2007.

NOTE 15 - BENEFIT PLANS

         ESA,  the  Company's  subsidiaries  in the U.S.,  has  adopted  for its employees in the U.S. benefits plans as follows:

         DEFINED BENEFIT RETIREMENT PLAN

         ESA has two defined benefit  pension plans (the "Plans")  substantially covering its employees in the U.S.  Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the
         Plans are  determined  using the unit credit  actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the  Plans are  invested  primarily  in  stock,  bonds and cash by a financial institution, as the investment manager of the Plans' assets.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 15 - BENEFIT PLANS (CONT.)

         The following table reconciles the benefit  obligations,  Plans assets, funded status and net asset (liability) information of the Plans:

                                                                         DECEMBER 31,
                                                                   -----------------------
                                                                     2005           2004
                                                                   --------       --------

         Benefit obligation at beginning of year                   $ 42,698       $ 34,965
         Service cost                                                 3,242          3,000
         Interest cost                                                2,543          2,191
         Amendments                                                     321              -
         Actuarial losses                                             3,516          2,308
         Unrecognized transition obligation                               -          1,056
         Benefits repaid                                             (1,015)          (822)
                                                                   --------       --------
         Benefit obligation at end of year                         $ 51,305       $ 42,698
                                                                   ========       ========

         Plans assets at beginning of year                           25,102         21,196
         Actual return on Plan assets                                 1,215          1,756
         Contributions by employer                                    8,042          2,972
         Benefits repaid                                             (1,015)          (822)
                                                                   --------       --------
         Plans assets at end of year                               $ 33,344       $ 25,101
                                                                   ========       ========

         Funded status of Plans (underfunded)                       (17,962)       (17,595)
         Unrecognized prior service cost                                156            180
         Unrecognized transition obligation                               -          1,056
         Unrecognized net actuarial loss                             15,480         11,447
                                                                   --------       --------
         Net amount recognized                                     $ (2,326)      $ (5,272)
                                                                   ========       ========
         Net asset (liability) consists of:
         Accrued benefit liability                                 $(13,700)      $(13,899)
         Intangible asset                                               157            895
         Accumulated other comprehensive income                      11,217          7,732
                                                                   --------       --------
         Net amount recognized                                     $(2,326)       $ (5,272)
                                                                   ========       ========
         Weighted average assumptions:
            Discount rate as of December 31,                         5.75%          6.00%
            Expected long-term rate of return on Plan's assets       8.50%          8.50%
            Rate of compensation increase                            3.00%          3.00%

                                                             YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                        2005        2004          2003
                                                      -------      -------      -------

         Components of net periodic pension cost:
           Service cost                               $ 3,242      $ 3,000      $ 2,480
            Interest cost                               2,543        2,191        1,921
            Expected return on  Plans' assets          (2,133)      (1,951)      (1,573)
           Amortization of prior service cost             (15)         (15)         (15)
           Amortization of transition amount               69            -            -
           Recognized net actuarial loss                  569          451          339
                                                      -------      -------      -------
            Net periodic pension cost                 $ 4,275      $ 3,676      $ 3,152
                                                      =======      =======      =======

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 15 - BENEFIT PLANS (CONT.)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------------------
                                                                             2005              2004              2003
                                                                       --------------    --------------    --------------

               Additional information:
                  Accumulated benefit obligation                         $  47,043         $  39,001       $  32,207
                                                                       ==============    ==============    ==============
                  Increase in minimum liability included in other
                 comprehensive income                                    $   3,486        $    1,341       $   1,392
                                                                       ==============    ==============    ==============

               ASSET ALLOCATION BY CATEGORY

                                            2005           2004
                                      -------------- --------------
Asset Category
     Equity Securities                     65.9%          62.4%
     Debt Securities                       26.4%          28.5%
     Other                                  7.7%           9.1%
                                      -------------- --------------
Total                                     100.0%         100.0%

         The  investment  policy  of ESA is  directed  toward  a broad  range of securities.  The  diversified  portfolio  seeks to maximize  investment return while minimizing the risk levels associated with investing.  The investment  policy is  structured  to consider  the  retirement  plan's obligations  and the expected  timing of benefit  payments.  The target asset allocation for the Plan years presented is as follows:

                                            2005           2004
                                      -------------- --------------
Asset Category
     Equity Securities                     60.0%          60.0%
     Debt Securities                       37.0%          37.0%
     Other                                  3.0%           3.0%
                                      -------------- --------------
Total                                     100.0%         100.0%

         In developing the overall  expected  long-term rate of return on assets assumption, ESA used a building block approach in which rates of return
         in  excess  of  inflation   were   considered   separately  for  equity
         securities,  debt  securities,  real estate and all other  assets.  The excess returns were weighted by the  representative  target  allocation and added along with an  approximate  rate of  inflation to develop the overall expected long-term rate of return.

         It is the  policy  of  ESA  to,  at  least,  meets  the  ERISA  minimum contribution  requirements  for a plan year.  The minimum  contribution requirements  for the 2005  Plan year and the  quarterly  contributions requirements  for the 2005 Plan year have been satisfied as of December
         31, 2005.  However,  ESA  anticipates  that it will make an  additional discretionary contribution of approximately $3,400 during 2006 in order to increase the Plan's funded  current  liability  percentage.  Benefit payments  over the next five years are  expected  to be $1,384 in 2006;
         $1,566 in 2007; $1,744 in 2008; $2,024 in 2009 and $2,334 in 2010.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 15 - BENEFIT PLANS (CONT.)

         DEFINED CONTRIBUTION PLAN

         The  401(k)  savings  plan  ("401(k)  plan") is a defined  contribution retirement  plan that  covers  all  eligible  employees,  as defined in section 401(k) of the U.S.  Internal  Revenue Code. ESA's employees may elect to contribute a percentage of their annual gross  compensation to the 401(k) plan. ESA may make discretionary  matching  contributions as determined  by the  subsidiary.  Total  expense  under the 401(k)  plan amounted to $1,984 for the year ended December 31, 2005 (2004 - $1,744,
         2003 - $1,629).

NOTE 16 - TAXES ON INCOME

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
U.S. dollars (In thousands)

NOTE 16 - TAXES ON INCOME (CONT.)

                  (3)      TAX BENEFITS UNDER ISRAEL'S LAW FOR THE ENCOURAGEMENT
                           OF CAPITAL INVESTMENTS, 1969 (CONT.):

                           Accordingly, certain income of the companies, derived
                           from the "Approved  Enterprise" expansion programs is
                           tax exempt for  two-years  and subject to reduced tax
                           rates of 25% for a five-year to eight-year  period or
                           tax exempt for a ten-year  period  commencing  in the
                           year  in  which  the  companies  had  taxable  income
                           (limited  to  twelve  years  from   commencement   of
                           production  or  fourteen   years  from  the  date  of
                           approval,  whichever is earlier).  As of December 31,
                           2005,  the tax benefits for these  exiting  expansion
                           programs  will  expire  within  the period of 2006 to
                           2012.

                           The  entitlement  to the above benefits is subject to
                           the companies  fulfilling the conditions specified in
                           the  above   referred  law,   regulations   published
                           hereunder   and  the  letters  of  approval  for  the
                           specific  investments in "Approved  Enterprises".  In
                           the event of failure to comply with these conditions,
                           the benefits may be canceled and the companies may be
                           required  to refund  the amount of the  benefits,  in
                           whole or in part,  including  interest.  (For liens -
                           see Note 17(J)). As of December 31, 2005,  Management
                           believes   that  the   companies   are   meeting  all
                           conditions of the approvals.

                           As of December 31, 2005,  retained  earnings included
                           approximately  $126,400 in tax-exempt  profits earned
                           by  the  companies'  "Approved  Enterprises".  If the
                           retained  tax-exempt income is distributed,  it would
                           be taxed at the corporate tax rate applicable to such
                           profits  as  if  the  Company  had  not  elected  the
                           alternative tax benefits track (currently - 25%), and
                           an  income  tax   liability   would  be  incurred  of
                           approximately $31,600 as of December 31, 2005.

                           The companies'  boards of directors have decided that
                           their policy is not to declare  dividends out of such
                           tax-exempt  income.  Accordingly,  no deferred income
                           taxes have been  provided on income  attributable  to
                           the  companies'  "Approved   Enterprises",   as  such
                           retained   earnings  are  essentially   permanent  in
                           duration.

                           In  Israel,   income  from  sources  other  than  the
                           "Approved  Enterprise" during the benefit period will
                           be subject to tax at the regular  corporate  tax rate
                           of 34% (see also Note 16(H)).

                           Since the companies are operating under more than one
                           approval,  and since part of their taxable  income is
                           not  entitled  to  tax   benefits   under  the  above
                           mentioned law and is taxed at the regular tax rate of
                           34%,  the  effective  tax  rate  is the  result  of a
                           weighted  combination of the various applicable rates
                           and tax  exemptions,  and the computation is made for
                           income  derived  from each  approval  on the basis of
                           formulas specified in the law and in the approvals.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 16 - TAXES ON INCOME (CONT.)

         B.       NON - ISRAELI SUBSIDIARIES

                  Non-Israeli  subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

         C.       INCOME BEFORE TAXES ON INCOME

                                                          YEAR ENDED DECEMBER 31,
                                                     -------------------------------
                                                       2005       2004         2003
                                                     -------     -------     -------

                  Income before taxes on income:
                     Domestic                        $27,391     $43,642     $38,423
                     Foreign                          23,125      16,985      11,090
                                                     -------     -------     -------
                                                     $50,516     $60,627     $49,513
                                                     =======     =======     =======

         D.       TAXES ON INCOME

                                                   YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                               2005         2004          2003
                                             --------     --------      --------

                  Taxes on income:
                  Current taxes:
                     Domestic                $  5,161     $  7,415      $ 12,346
                     Foreign                    4,506        7,651           718
                                             --------     --------      --------
                                                9,667       15,066      $ 13,064
                                             --------     --------      --------
                  Deferred income taxes:
                     Domestic                   4,029          709        (4,672)
                     Foreign                    2,639         (556)        2,942
                                             --------     --------      --------
                                                6,668          153        (1,730)
                                             --------     --------      --------
                                             $ 16,335     $ 15,219      $ 11,334
                                             ========     ========      ========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 16 - INCOME TAXES (CONT.)

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

                                                                               DEFERRED (1)
                                                                           TAX ASSET (LIABILITY)
                                                                          ----------------------
                                                              TOTAL        CURRENT     NON-CURRENT
                                                            --------      --------      --------

                  As of December 31, 2005
                  Deferred tax assets:
                  Reserves and allowances                   $ 20,150      $ 15,520      $  4,630
                  Inventory                                    8,059         8,059             -
                  Intangible assets                              562           562             -
                  Net operating loss carryforwards            10,233           134        10,099
                                                            --------      --------      --------
                                                              39,004        24,275        14,729
                  Valuation allowance                        (18,774)       (5,567)      (13,207)
                                                            --------      --------      --------
                  Net deferred tax assets                     20,230        18,708         1,522
                                                            --------      --------      --------
                  Deferred tax liabilities:
                  Reserves and allowances                      1,480         3,295        (1,815)
                  Inventory                                   (5,435)       (5,435)            -
                  Property, plant and equipment              (15,842)            -       (15,842)
                  Intangible assets                          (16,330)            -       (16,330)
                                                            --------      --------      --------
                                                             (36,127)       (2,140)      (33,987)
                  Valuation allowance                          1,041             -         1,041
                                                            --------      --------      --------
                                                             (35,086)       (2,140)      (32,946)
                                                            --------      --------      --------
                  Net deferred tax assets (liabilities)     $(14,856)     $ 16,568      $(31,424)
                                                            ========      ========      ========
                  As of December 31, 2004
                  Deferred tax assets:
                  Reserves and allowances                   $ 12,797      $ 13,191      $   (394)
                  Inventory                                    5,376         5,376             -
                  Intangible assets                            2,639         2,639             -
                  Net operating loss carryforwards             5,395           149         5,246
                                                            --------      --------      --------
                                                              26,207        21,355         4,852
                  Valuation allowance                         (3,445)            -        (3,445)
                                                            --------      --------      --------
                  Net deferred tax assets                     22,762        21,355         1,407
                                                            --------      --------      --------
                  Deferred tax liabilities:
                  Property, plant and equipment              (12,999)            -       (12,999)
                  Intangible assets                          (12,924)            -       (12,924)
                                                            --------      --------      --------
                                                             (25,923)            -       (25,923)
                                                            --------      --------      --------
                  Net deferred tax assets (liabilities)     $ (3,161)     $ 21,355      $(24,516)
                                                            ========      ========      ========

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

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 16 - INCOME TAXES (CONT.)

         F.       As of December 31, 2005, The Group's Israeli subsidiaries have
                  estimated   total   available   carryforward   tax  losses  of
                  approximately    $30,100,    and   the   Group's   non-Israeli
                  subsidiaries have estimated available  carryforward tax losses of  approximately  $7,400.  These losses can be offset against future taxable profits for an indefinite period.  Deferred tax assets in respect of the above  carryforward  losses amount to approximately $1,700 in respect of which a valuation allowance has been recorded in the amount of approximately $8,600.

                  G. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate  applicable to income of the  Group,  and the actual tax  expense  as  reported  in the statements of operations, is as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        --------------------------------------
                                                                           2005          2004           2003
                                                                        --------       --------       --------

                  Income  before taxes as reported in the
                    consolidated statements of operations               $ 50,516       $ 60,627       $ 49,513
                  Statutory tax rate                                          34%            35%            36%
                                                                        ========       ========       ========
                  Theoretical tax expense                               $ 17,175       $ 21,219       $ 17,825
                  Tax benefit arising from reduced rate as an
                     "Approved Enterprise" and other tax
                     benefits                                             (4,515)        (7,196)        (8,391)
                  Tax adjustment in respect of different tax
                    rates for foreign subsidiaries                           654            496            279
                  Operating carryforward losses for which valuation
                     allowance was provided                                 (818)          (434)           126
                  Increase (decrease) in taxes resulting
                    from nondeductible expenses                            1,309          1,095            993
                  Difference in basis of measurement for financial
                     reporting and tax return purposes                     2,547           (210)           846
                  Taxes in respect of prior years                              -              -
                  Other differences, net                                     (17)           248           (344)
                                                                        --------       --------       --------
                  Actual tax expenses                                   $ 16,335       $ 15,219       $ 11,334
                                                                        ========       ========       ========
                  Effective tax rate                                        32.3%          25.1%          22.9%
                                                                        ========       ========       ========

         H.       AMENDMENT TO THE INCOME TAX ORDINANCE

                  On July 25, 2005, the Knesset  (Israeli  Parliament)  approved the Law for the  Amendment  of the Income Tax  Ordinance  (No.
                  147),  2005,  which  prescribes,  among  other  provisions,  a gradual  decrease in the  corporate  tax rate in Israel to the following  tax rates:  in 2006 - 31%, in 2007 - 29%, in 2008 -
                  27%,  in 2009 - 26%  and in 2010  and  thereafter  - 25%.  The change in the future tax rates, did not have a material effect on the Company's  financial position and results of operations in 2005.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 17 - COMMITMENTS  AND CONTINGENT LIABILITIES

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

                           Royalties  expensed  amounted  to $4,849,  $5,423 and
                           $7,812 in 2005, 2004 and 2003, respectively.

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

                           In 2002,  El-Op's  Board  of  Directors  approved  an
                           arrangement,  proposed by the OCS, according to which
                           El-Op pays  commencing  in 2002,  an agreed amount of
                           $10,632   in   exchange   for  a  release   from  all
                           obligations  to pay  royalties  in the  future.  As a
                           result,  El-Op  recorded  an  expense  for the agreed
                           amount net of the  accrual for  royalties  previously
                           recorded  by  El-Op in the  amount  of  $9,801.  This
                           expense is included cost of revenues.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 17 - COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

         B.       COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

                  In connection  with long-term  projects in certain  countries, the Company and certain  subsidiaries  undertook  to use their respective  best  efforts to make or  facilitate  purchases or investments in those  countries at certain  percentages of the amount of the projects.  The companies'  obligation to make or facilitate third parties making such investments and purchases is  subject  to  commercial  conditions  in the local  market, typically without a specific  financial  penalty.  The maximum aggregate  undertaking  as of December  31,  2005  amounted to
                  $682,000 to be performed over a period of up to 10 years. This amount is typically  tied to a percentage  (up to 100%) of the amount of a specific contract.

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

                  For information on Elisra's  insurance claim for damage,  as a result of a fire in 2001, see Note 7.

         D.       LEASE COMMITMENTS

                  The  future  minimum  lease  commitments  of the  Group  under various  non-cancelable  operating lease agreements in respect of premises,  motor  vehicles and office  equipment  are as of
                  December 31, 2005 as follows:

                             2006                          $     13,081
                             2007                                10,348
                             2008                                 8,607
                             2009                                 8,047
                             2010 and thereafter                 17,596
                                                           ------------
                                                           $     57,679
                                                           ============

                  Rent expenses for the years ended December 31, 2005,  2004 and
                  2003 amounted to $ 8,055, $6,842 and $9,177, respectively.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 17 - COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

         E.       PUT OPTION

                  Three founding  employees (the  "Founders"),  who collectively hold approximately 32.3% of the outstanding shares of Kinetics
                  Ltd. ("Kinetics"),  a 51%-owned Israeli subsidiary,  had a put option to jointly  sell all of their shares in Kinetics to the
                  Company.  Two  private  investors  holding  in  the  aggregate approximately  16.7% of Kinetics'  outstanding shares had "tag along"  rights  in the  event the  Founders  exercise  the put option.

                  The put  option  was  exercisable  from  January 1, 2005 until
                  December  31,  2005  at a price  equal  to the  higher  of the
                  Founder's  pro-rata  share  (corresponding  to  the  Founder's shareholding percentage) of:

                  (1)      The value of Kinetics as of the option  exercise date
                           as  determined  by a third party  appraiser  mutually
                           acceptable  to the Founders  and to the Company.  The
                           appraiser  was to value  Kinetics as if Kinetics  had
                           distributed  as dividends net profits  accumulated up
                           to the option exercise date; or

                  (2)      $12,077,  reduced by 3% per annum,  or pro-rata  part
                           thereof, for the period beginning on July 1, 2003 and
                           ending on the option exercise date.

                  The aforementioned option expired as of December 31, 2005.

         F.       GUARANTEES

                  1.       As of December 31, 2005,  guarantees in the amount of
                           approximately $667,000 were issued by banks on behalf
                           of  Group   companies  in  order  to  secure  certain
                           advances from customers and performance bonds.

                  2.       The Company has provided,  on a proportional basis to
                           its ownership  interest,  guarantees for three of its
                           investees in respect of credit lines  granted to them
                           from banks amounting to $13,300 (2004 - $12,000),  of
                           which $12,500 (2004 - $11,500) relates to a 50%-owned
                           foreign  investee.  The guarantees will exist as long
                           as the credit lines are in effect.  The Company would
                           be liable under the  guarantee for any debt for which
                           the investee  would be in default  under the terms of
                           the credit line. The fair value of such guarantees as
                           of December 31, 2005 is not material.

         G.       COVENANTS

                  In   connection   with  bank  credits  and  loans,   including
                  performance  guarantees issued by banks and bank guarantees in order to secure certain  advances from customers,  the Company
                  and  certain   subsidiaries  are  obligated  to  meet  certain
                  financial  covenants.  Such covenants include requirements for shareholders' equity,  current ratio, operating profit margin, tangible net worth, EBITDA,  interest coverage ratio and total leverage.  As of  December  31,  2005,  the  Company  and  its
                  subsidiaries  except Elisra were in full  compliance  with all covenants.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 17 - COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

         G.       COVENANTS (Cont.)

                  As at December  31,  2005,  Elisra did not comply with some of
                  the   above-mentioned   financial   covenants.    Nonetheless,
                  subsequent  to the balance  sheet date,  a letter was received from one of the banks,  waving its demand for repayment of the loan for a period of 15 months from the balance sheet date. In addition,  a letter was also received from the other bank that retroactively  updates the financial  covenants as at December
                  31,  2005  (based on the actual  ratios at that time) and also provides updated financial covenants for the coming years. The
                  bank  will  examine  these  updated  financial   covenants  on
                  December 31, 2006, and in Management's  estimation Elisra will comply with those covenants at that date. Accordingly,  loans, in the amount of $10  million,  are  classified  as  long-term loans.

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
                  The terms  typically  included  in these  purchase  orders and subcontracts  are  consistent  with  Uniform  Commercial  Code provisions in the United States for sales of goods, as well as
                  with   specific   terms   called  for  by  its   customers  in
                  international  contracts.  These terms  include the  Company's right to terminate the purchase  order or  subcontract  in the event of the vendor's or subcontractor's  default,  as well as the Company's  right to terminate the order or subcontract for
                  the  Company's   convenience   (or  if  the  Company's   prime
                  contractor  has  so  terminated  the  prime  contract).   Such
                  purchase orders and subcontracts  typically are not subject to variable  price  provisions.  As of December 31, 2005 and 2004
                  the   purchase   commitments   were   $661,000   and  $345,000
                  respectively.

         I.       In order to  secure  bank  loans  and bank  guarantees  in the amount  of $8,600  as of  December  31,  2005,  certain  Group companies  recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

         J.       A lien on the Group's Approved Enterprises has been registered in favor of the State of Israel (see Note 16(A)(3) above).

NOTE 18 - SHAREHOLDER'S EQUITY

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

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

NOTE 18 - SHAREHOLDER'S EQUITY (CONT.)

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

                  Any options which are canceled or forfeited before  expiration become  available for future grants.  As of December 31, 2005,
                  405,794 options of the Company were still available for future grants.

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

                                             2005                           2004                            2003
                                 ----------------------------    ----------------------------     ---------------------------
                                                     WEIGHTED                       WEIGHTED                       WEIGHTED
                                                     AVERAGE                        AVERAGE                        AVERAGE
                                 NUMBER OF           EXERCISE      NUMBER OF        EXERCISE       NUMBER OF       EXERCISE
                                  OPTIONS             PRICE         OPTIONS         PRICE           OPTIONS         PRICE
                                -----------         ----------   ------------    ------------     -----------     -----------

Outstanding -
  beginning of  the year         2,130,257          $ 12.60       3,735,602      $     12.30       4,511,724       $ 12.26
  Granted                           22,000          $ 19.36         130,500            15.67          13,000         14.91
  Exercised                       (549,505)         $ 12.38      (1,666,774)           12.12        (757,947)        12.13
  Forfeited                             -               -           (69,071)           12.10         (31,175)        12.29
                                -----------         ----------   ------------    ------------     -----------     -----------
Outstanding -
  end of the year                1,602,752          $ 12.83       2,130,257      $     12.60       3,735,602       $ 12.30
                                ===========         ==========   ============    ============     ===========     ===========
Options exercisable at
   the end of the year           1,470,752          $ 12.47       1,950,903      $     12.36       2,547,196       $ 12.23
                                ===========         ==========   ============    ============     ===========     ===========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

NOTE 18 - SHAREHOLDER'S EQUITY (CONT.)

         E.       The options  outstanding  as of December 31,  2005,  have been separated into ranges of exercise prices, as follows:

                                                     OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                    -------------------------------------------------   -----------------------------
                                       NUMBER           WEIGHTED                                           WEIGHTED
                                     OUTSTANDING        AVERAGE          WEIGHTED          NUMBER          AVERAGE
                                        AS OF          REMAINING         AVERAGE        OUTSTANDING AS     EXERCISE
                                     DECEMBER 31,     CONTRACTUAL        EXERCISE         OF DECEMBER      PRICE PER
                   EXERCISE PRICE       2005          LIFE (YEARS)    PRICE PER SHARE      31, 2005          SHARE
                   --------------    ------------     ------------    ---------------   --------------    -----------

                   $12.18 - $19.36    1,602,752       $       1.34     $     12.83          1,470,752     $    12.47

                  Compensation  expense (income)  amounting to $172,  $3,387 and
                  $4,741 was  recognized  during the years  ended  December  31,
                  2005,  2004  and  2003,  respectively.  All  the  compensation expenses  stet in the year 2003 were  related  to the  phantom share  options  under the stock option  plan.  The expenses in
                  2004  were  recorded  based on SFAS No.  123 and SFAS No.  148 according to the  modified  prospective  method.  The expenses
                  (income) were recorded as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005              2004              2003
                                                           ----------------- -------------------- ---------------

                  Cost of revenues                         $         96       $      1,863        $      2,608
                  R&D and marketing expenses                         34                677                 948
                  General and administration expenses                42                847               1,185
                                                           ------------       ------------        ------------
                                                           $        172       $      3,387        $      4,741
                                                           ============       ============        ============

         F.       The weighted  average exercise price and fair value of options granted  during the years ended  December 31,  2005,  2004 and
                  2003 were:

                                                                            LESS THAN MARKET PRICE
                                                           ------------------------------------------------------
                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005              2004              2003
                                                           ----------------- -------------------- ---------------

                  Weighted average   exercise price        $      19.36       $      15.67        $      14.91
                  Weighted average fair value on
                    grant date                             $       6.47       $       6.62        $       4.63

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

NOTE 18 - SHAREHOLDER'S EQUITY (CONT.)

         G.       Computation of basic and diluted net earnings per share:

                                 YEAR ENDED                            YEAR ENDED                              YEAR ENDED
                              DECEMBER 31, 2005                     DECEMBER 31, 2004                      DECEMBER 31, 2003
                   -------------------------------------- ------------------------------------- ------------------------------------
                                                           NET INCOME
                   NET INCOME TO   WEIGHTED                    TO         WEIGHTED             NET INCOME TO    WEIGHTED
                    SHAREHOLDERS   AVERAGED               SHAREHOLDERS    AVERAGED              SHAREHOLDERS    AVERAGED      PER
                    OF ORDINARY    NUMBER OF   PER SHARE  OF ORDINARY    NUMBER OF   PER SHARE  OF ORDINARY     NUMBER OF    SHARE
                       SHARES     SHARES (*)    AMOUNT       SHARES      SHARES (*)    AMOUNT       SHARES      SHARES (*)   AMOUNT
                   -----------------------------------------------------------------------------------------------------------------

Basic net earnings   $    32,487       40,750      $0.80    $   51,873       39,952       $1.30    $ 45,945       39,061      $1.18

Effect of dilutive
 securities:
Employee stock
options                       -           873                        -        1,089                       -        1,169
                     -----------                   -----    ----------       ------                --------       ------
Diluted net earnings $    32,487       41,623      $0.78    $   51,873       41,041       $1.26    $ 45,945       40,230      $1.14
                     ===========       ======      =====    ==========       ======       =====    ========       ======      =====

  * In thousands

         H.       TREASURY SHARES

                  The Company's  shares held by the Company and its subsidiaries are presented at cost and deducted from shareholders' equity.

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

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 19 - MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

         The Group applies Statement of Financial  Accounting Standards No. 131,
         "Disclosures  about Segments of an Enterprise and Related  Information"
         ("SFAS No. 131").  The Group  operates in one  reportable  segment (see
         Note 1 for a brief description of the Group's business).

         A.       Revenues are attributed to geographic  areas based on location of the end customers as follows:

                                                                            Year ended December 31,
                                                           ------------------------------------------------------
                                                                   2005            2004              2003
                                                           ------------------ ------------------- ---------------

                  Europe                                     $   104,239      $    124,130        $ 109,409
                  U.S.                                           397,479           348,509          332,323
                  Israel                                         315,376           241,601          255,742
                  Others                                         252,782           225,685          200,506
                                                           ------------------ ------------------- ---------------
                                                             $ 1,069,876      $    939,925        $ 897,980
                                                           ================== =================== ===============

         B. Revenues are generated by the following product lines:

                                                                             YEAR ENDED DECEMBER 31,

                                                            -----------------------------------------------------
                                                                    2005           2004              2003
                                                            ----------------- ------------------- --------------

                  Airborne systems                            $   420,815     $    367,927        $ 373,580
                  Land vehicles systems                           117,358          199,224          199,800
                  Command, control, communications,
                  computers, intelligence, surveillance and
                  reconnaissance systems (C(4)ISR)                217,343          108,925          133,900
                  Electro-optical systems                         242,274          200,322          140,500
                  Others                                           72,086           63,527           50,200
                                                            ----------------- ------------------- --------------
                                                              $ 1,069,876     $    939,925        $ 897,980
                                                            ================= =================== ===============

         C.       Revenues  from  single  customers,  which  exceed 10% of total revenues in the reported years:

                                                                             YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005            2004              2003
                                                           ------------------ ------------------- ---------------

                  IMOD                                              26%               18%              21%
                  U.S. Government                                   10%               10%               *
                  *Less than 10%

         D.       Long-lived assets by geographic areas:

                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005            2004              2003
                                                           ------------------ ------------------- ---------------

                  Israel                                      $  322,521      $    237,887        $ 229,396
                  U.S.                                            87,998            84,701           81,261
                  Others                                          17,206            17,687           18,576
                                                           ------------------ ------------------- ---------------
                                                              $  427,725      $    340,275        $ 329,233
                                                           ================== =================== ===============

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 20 - RESEARCH AND DEVELOPMENT EXPENSES, NET

                                                                             YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------
                                                                   2005           2004             2003
                                                           ------------------ ------------------- -----------

                  Total expenses                            $      92,375       $    86,368    $     65,487
                  Less - participations                           (20,472)          (19,522)        (10,568)
                                                           ------------------ ---------------- --------------
                                                            $      71,903       $    66,846    $     54,919
                                                           ================== ===============  ==============

NOTE 21 - FINANCIAL EXPENSES, NET

                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005              2004              2003
                                                           ------------------ ---------------- ------------------

                  Expenses:
                  On long-term bank debt                    $      (6,359)      $     (1,544)  $     (2,215)
                  On short-term bank credit and loans              (3,433)            (2,309)        (2,182)
                  Others                                           (5,147)            (3,181)        (3,905)
                                                           ------------------ ---------------- ------------------
                                                                  (14,939)            (7,034)        (8,302)
                                                           ------------------ ---------------- ------------------
                  Income:
                  Interest on cash, cash equivalents
                    and bank deposits                              2,205                 628            309
                  Others                                               -               1,115          4,397
                                                           ------------------ ---------------- ------------------
                                                                   2,205               1,743          4,706
                                                           ------------------ ---------------- ------------------
                  Gain (loss) from exchange rate
                    differences                                    1,262                (561)        (1,274)
                                                           ------------------ ---------------- ------------------
                                                             $   (11,472)       $     (5,852)  $     (4,870)
                                                           ================= ================= ==================

NOTE 22 - RELATED PARTIES TRANSACTIONS AND BALANCES

                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                  2005             2004               2003
                                                           ------------------ ---------------- ------------------

              Income -
                Sales to affiliated companies (*)            $      63,007     $      56,346    $ 34,674
                Participation in expenses                    $       3,630     $       2,594    $  1,773

              Cost and expenses -
                Supplies and services from affiliated
                  companies (**)                             $      19,031     $      16,338    $ 21,606
                Participation in expenses                    $          91     $         627    $  1,751
                Financial expenses                                       -     $           3    $    23

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                          2005            2004
                                                                  ---------------------------------

              Trade receivables and other receivables (*)              $  4,914     $     13,214
              Trade payables (**)                                      $  2,574     $      5,445

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 22 - RELATED PARTIES TRANSACTIONS AND BALANCES (CONT.)

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

         (**)     Includes electro-optics  components and sensors,  purchased by the Company from SCD, and electro-optics products purchased by the Company from Opgal.

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
         ------------------------------------

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

         Goodwill
         --------

         Effective January 1, 2002, the Company adopted SFAS 142,  "Goodwill and
         Other  Intangible  Assets"  according to which  goodwill and intangible assets with indefinite lives are no longer  amortized  periodically but are reviewed  annually for impairment (or more frequently if impairment
         indicators   arise).   According  to  Israeli  GAAP,  all  intangibles,
         including goodwill, should be amortized.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 23 - RECONCILIATION TO ISRAELI GAAP (CONT.)

         Investment in marketable securities - Tadiran
         ---------------------------------------------

         Pursuant    to   SFAS   115,    marketable    securities    which   are
         available-for-sale  are  presented on the basis of their market  value,
         and  changes  in  such  value  are  charged  (or   credited)  to  other
         comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost

         1.       EFFECT ON NET INCOME AND EARNINGS PER SHARE

                                                                                    YEAR ENDED DECEMBER 31,
                                                                  --------------------------------------------------------
                                                                          2005               2004               2003
                                                                  ------------------ ------------------ ------------------
              Net income as reported according to
                    U.S. GAAP                                       $     32,487         $    51,873      $      45,945
              Adjustments to Israeli GAAP                                 (9,637)               (458)               595
                                                                  ------------------ ------------------ ------------------
                Net income according to Israeli GAAP                $     22,850         $    51,415      $      46,540
                                                                  ================== ================== ==================

         2.       EFFECT ON SHAREHOLDERS' EQUITY

                                                                                                          AS PER ISRAELI
                                                                    AS REPORTED          ADJUSTMENTS      GAAP
                                                                  ------------------ ------------------ ------------------

              AS OF DECEMBER 31, 2005
                Shareholders' equity                                $    450,777         $   (19,279)     $     431,498
                                                                  ================== ================== ==================
              AS OF DECEMBER 31, 2004
                Shareholders' equity                                $    432,184         $   (13,124)     $     419,060
                                                                  ================== ================== ==================

                                 # # # # # # # #

