Form 20-F/A
period 2005-12-31
ELBIT SYSTEMS LTD
filed 2006-07-06
CIK 1027664

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

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

Explanatory Note

The registrant hereby amends its annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”) filed with the Securities and Exchange Commission on June 30, 2006. This Amendment No. 1 (the “Amendment”), which restates, in its entirety, the Form 20-F, is filed in order to amend the following:

i.

due to a filing error, a superseded version of the Report of Independent Registered Public Accounting Firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, dated March 13, 2006 (the “Auditors’ Report”), was included in the Consolidated Financial Statements under Item 18. This Amendment replaces the superseded Auditors’ Report with the Report of Independent Registered Public Accounting Firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, dated March 14, 2006; and

ii.	certain typographical errors that appear in the Consolidated Financial Statements under Item 18 of the Form 20-F.

(i)

Item 10.	Additional Information	109
	General Provisions of Israeli Law and Related Provisions of Articles of Association	109
	Approval of Certain Transactions	111
	Exemption, Insurance and Indemnification of Directors and Officers	112
	Material Contracts	114
	Exchange Controls and Other Limitations Affecting Security Holders	115
	Taxation	116
	Documents on Display	120
Item 11.	Quantitative and Qualitative Disclosure of Market Risk	121
Item 12.	Description of Securities Other than Equity Securities	121
Item 13.	Defaults, Dividend Arrearages and Delinquencies	121
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	121
Item 15.	Controls and Procedures	122
Item 16.		123
Item 16A.	Audit Committee Financial Expert	123
Item 16B.	Code of Ethics	123
Item 16C.	Principal Accountant Fees and Services	123
Item 16D.	Exemptions from Listing Standards for Audit Committee	124
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	124
Item 17.	Financial Statements	125
Item 18.	Financial Statements	125
Item 19.	Exhibits	125

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

        General and Administrative (G& A) Expenses

        G&A expenses in 2005 were $54.4 million (5.1% of revenues), as compared to $47.8 million (5.1% of revenues) in 2004.

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

Dated:   July 6, 2006

ELBIT SYSTEMS LTD.

By: /s/ David Block Temin
Name: David Block Temin
Title: Corporate Vice President and General Counsel

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
March 14, 2006

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

/s/ Somekh Chaikin
Somekh Chaikin
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

*    Adjusted (See Note 1G)

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
(**) Adjusted (See Note 1G)

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
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL

         A.       Elbit Systems Ltd. (the "Company") is an Israeli  corporation,
                  40.6%  owned by the  Federmann  Group,  and 7.6% owned by Koor
                  Industries Ltd. ("Koor").  The Company's  shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq  National Market
                  in the United States.  The Company and its  subsidiaries  (the
                  "Group")   are   engaged   mainly  in  the  field  of  defense
                  electronics. The Company's principal wholly-owned subsidiaries are the Elbit Systems of America  ("ESA")  companies and Elbit
                  Systems Electro-Optics Industries El-Op Ltd. ("El-Op").

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
                   NET INCOME TO   WEIGHTED                    TO         WEIGHTED             NET INCOME TO    WEIGHTED
                    SHAREHOLDERS   AVERAGED               SHAREHOLDERS    AVERAGED              SHAREHOLDERS    AVERAGED      PER
                    OF ORDINARY    NUMBER OF   PER SHARE  OF ORDINARY    NUMBER OF   PER SHARE  OF ORDINARY     NUMBER OF    SHARE
                       SHARES     SHARES (*)    AMOUNT       SHARES      SHARES (*)    AMOUNT       SHARES      SHARES (*)   AMOUNT
                   -------------------------------------- ------------------------------------- ------------------------------------

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
U.S. dollars (In thousands)

NOTE 23 - RECONCILIATION TO ISRAELI GAAP (CONT.)

         Investment in marketable securities - Tadiran
         ---------------------------------------------

         Pursuant    to   SFAS   115,    marketable    securities    which   are
         available-for-sale  are  presented on the basis of their market  value,
         and  changes  in  such  value  are  charged  (or   credited)  to  other
         comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost.

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

