Form 20-F
period 2006-12-31
ELBIT SYSTEMS LTD
filed 2007-06-15
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)OF
THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006

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

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

42,016,674 ordinary shares

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

Yes	No

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer	Accelerated filer	Non-accelerated filer

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

        If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

(i)

PART I

International Disclosures Standards

        Elbit Systems Ltd.‘s (Elbit Systems) consolidated financial statements are prepared based upon United States Generally Accepted Accounting Principles (U.S. GAAP). Unless otherwise indicated, all financial information contained in this Form 20-F is in U.S. dollars. References in this Form 20-F to the “Group” are to Elbit Systems and our subsidiaries.

Item 1.	Identity of Directors, Senior Management and Advisors

        Information not required in Annual Report on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

        Information not required in Annual Report on Form 20-F.

Item 3.	Key Information

Selected Financial Data

        The following selected consolidated financial data of Elbit Systems for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 are derived from our audited consolidated financial statements of which the financial statements as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005 and 2006, appear later in this Form 20-F. The audited financial statements have been prepared in accordance with U.S. GAAP.

	Year Ended December 31
	2002	2003	2004	2005	2006
	(U.S. dollars in millions except for share and per share amounts)
Income Statement Data:
Revenues	$827	$898	$940	$1,070	$1,523
Cost of revenues	605	673	690	787	1,150
Restructuring Expenses	-	-	-	3	-
Gross profit	222	225	250	280	373
Research and development
expenses, net	57	55	67	72	92
Marketing, selling, general and
administrative expenses, net	107	116	118	133	189
In-process research and	-	-	-	8	-
development write-off
Operating income	58	54	65	67	92
Finance expenses	(4)	(5)	(6)	(11)	(21)
Other income (expenses), net	0	0	1	(5)	2
Income before
taxes on income	54	49	60	51	72
Taxes on income	9	11	15	16	21
Equity in net earnings (loss) of
affiliated companies and
partnership	-	7	7	(2)*	15
Minority interest in losses of subsidiaries	-	1	-	-	6
Net income	$45	$46	$52	$33	$72
Earnings per share:
Basic net income per
share	$1.17	$1.18	$1.30	$0.80	$1.75
Weighted average number of
shares used in computation of
basis net income per share
(in thousands)	38,489	39,061	39,952	40,750	41,340
Diluted net income per
share	$1.13	$1.14	$1.26	$0.78	$1.72
Weighted average number of
shares used in computation of
diluted net income per share
(in thousands)	39,863	40,230	41,041	41,623	41,880

_________________

* Includes acquired in-process research and development write-off of $8.5.

	Year Ended December 31
	2002	2003	2004		2005	2006
	(U.S. dollars in millions except for share and per share amounts)
Balance Sheet Data:
Cash, cash equivalents
and short-term
investments	$78	$77	$35		$97	$88
Long-term deposits and
trade receivables	4	2	2		2	6
Working capital	206	199	173		227	118
Short-term debt	31	15	10		38	28
Long-term debt	73	62	86		225	125
Share capital	11.2	11.3	11.5		11.6	11.9
Shareholders' equity	411	452	432		451	494
Total assets	$1,000	$1,024	$1,034		$1,622	$1,770
Outstanding ordinary
shares of NIS 1 par
value (in thousands)	38,804	39,337	40,561		40,967	42,017
Dividends paid per
ordinary share with
respect to the applicable
year	$0.34	$0.40	$2.17	*	$0.54	$0.61

_________________

* Including an extraordinary dividend of $1.80 declared in the second quarter of 2004.

Forward Looking Statements

        This Annual Report on Form 20-F contains “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties, and actual results may differ significantly.

        Forward-looking statements are typically identified by the words “believe,” “expect,” “intend,” “estimate” and similar expressions. Those statements appear in this Annual Report and include statements regarding the intent, belief or current expectation of Elbit Systems or our directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of several factors including, without limitation, the factors set forth below under the caption “Risk Factors” (we refer to these factors as Cautionary Statements). Any forward-looking statements contained in this Annual Report speak only as of the date of this Report, and we caution potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Risk Factors

General Risks Related to Our Business

Our revenues depend on a continued level of government business. A significant portion of our revenues come from contracts or subcontracts with domestic and foreign government agencies. A reduction in the level of the purchase of our systems, products, services and upgrade projects by these agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DOD) and governmental customers of our other major programs, would have a material adverse effect on our business. The development of our business in the future will depend on the continued willingness of the IMOD, the DOD and other governmental purchasing agencies to commit substantial resources to defense programs and, in particular, to continue to purchase our systems, products, services and upgrade projects. For risks related to the IMOD budget see below “Risks Related to Our Israeli Operations.”

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

Some of these factors, such as the ability to obtain export licenses and changes in diplomatic relations, may be affected by Israel’s overall political situation. See “Risks Related to Our Israeli Operations” below. In addition, the economic and political stability of the countries of our major customers and suppliers may also impact our business.

Our revenues depend on obtaining follow-on business. Follow-on orders are important because our contracts are mainly for fixed periods of up to five years or more, particularly for contracts where the customer has options to purchase additional items. In addition, when we have supplied a system for a defense platform, we often have the potential to supply other items for that platform. If a customer is dissatisfied with our performance on a particular program or if the customer’s priorities change, it could negatively affect our ability to receive follow-on business. Inability to obtain follow-on business could result in a loss of revenues.

Our contracts may be terminated for convenience of the customer or for default. Our contracts with the Government of Israel and other governments often contain provisions permitting termination for convenience of the customer. Our subcontracts with non-governmental prime contractors sometimes contain similar provisions. In general, in order to reduce risks of financial exposure resulting from the early termination of a contract, we attempt to flow down these requirements to our subcontractors and expend funds for projects according to the contract performance schedule. If the customer were to make an early termination for convenience, in most cases we would be entitled under the applicable contract to reimbursement for our incurred contract costs and a proportionate share of our fee or profit for work actually performed. If, however, it is determined that we are not entitled to such compensation, it could cause us to suffer corresponding losses. Moreover, if in the remote event that any of our contracts would be terminated for default due to our failure to meet material contractual obligations, we could face liability in certain cases in excess of the amounts paid or payable to us under the applicable contract.

We face risks of changes in costs under fixed-price contracts. Most of our contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Under these contracts, we often assume the risk that increased or unexpected costs may reduce profits or generate a loss. However, long-term contracts sometimes allow for price escalations based on specific labor and material indices. The risk can be particularly significant under a fixed-price contract involving research and development for new technology, where estimated gross profit or loss from long-term projects may change and such changes in estimated gross profit/loss are recorded on a cumulative catch-up basis. See below – Item 5. Operating Financial Review and Prospects – Management’s Analysis and Review – Critical Accounting Policies. The frequent need to bid on fixed-price programs before completing the necessary design may result in unexpected technological difficulties, cost overruns and potential contractual penalties. Typically, costs must be accounted for in the period they are recognized. In addition, although we have extensive experience in these types of programs, there is difficulty in forecasting long-term costs and schedules and the potential obsolescence of products or components related to long-term fixed-price contracts, particularly in contracts that contain extended warranty or logistic support obligations.

We sometimes participate in risk-sharing contracts. We sometimes participate in “risk-sharing” type contracts, in which our non-recurring costs are only recoverable if there is a sufficient level of production sales for the applicable product, which level of sales typically is not guaranteed. If production sales do not occur at the level anticipated, we may not be able to recover our non-recurring costs under the contract.

We face fluctuations in revenues and profit margins. The level of our revenues may fluctuate over different periods. These fluctuations may not relate only to changes in pricing or sales volume, and they may be dependent on our mix of projects during any given period. In addition, since project revenues generally are recognized in connection with achievement of specific performance milestones, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margins may vary significantly from project to project as a result of changes in estimating gross profits that are recorded in results of operations on a cumulative catch-up basis. See below – Item 5.

Operating Financial Review and Prospects – Management’s Discussion and Analysis – General – Critical Accounting Policies and Estimates. As a result, the overall profit margin in a particular period is influenced by a number of conditions. These include the type, size and stage of projects, the percentage of work performed by subcontractors and the timing of the recognition of revenue.

We sometimes have risks relating to financing for our programs. A number of our major projects require us to arrange, and sometimes to provide, specific guarantees in connection with, the customer’s financing of the project. However, in such cases we usually are not required to provide collateral covering the full amounts financed. These include guarantees of Elbit Systems as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to draw down against advance payment guarantees if we were to default under the applicable contract. In addition, some customers require that the payment period under the contract be extended for a number of years, sometimes beyond the period of contract performance. See below – Item 4. Information on the Company – Financing Terms.

We sometimes face currency exchange risks. As more of our revenues are generated in currencies other than the U.S. dollar, mainly in Great Britain Pounds (GBP) and in Euro, our level of revenues and profit may be adversely effected by exchange rate fluctuations if our position is not fully hedged. Also, we may face exchange rate risks when our contracts call for payments in New Israeli Shekels (NIS). See below “Risk Related to Our Israeli Operations – Changes in the U.S. Dollar –NIS Exchange Rate” and Item 5. Operating Financial Review and Prospects – Management Review and Analysis – Impact of Inflation and Exchange Rates.

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

We may experience production delays or liability if suppliers fail to make compliant or timely deliveries. The manufacturing process for some of our products consists in large part of the assembly, integration and testing of purchased components. Although generally we can obtain materials and purchase components from a number of different suppliers, some components are available from a small number of suppliers. In a few cases we work with suppliers that are effectively our sole source. If a supplier should stop delivery of such components, finding another source could result in added cost and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule or other obligations we could be held liable by our customers, and there can be no assurance that we would be able to obtain full or partial recovery from our subcontractors for those liabilities. In addition, when we act as a subcontractor, the failure or inability of the prime contractor to perform its contract with the customer may affect our ability to obtain payments under our subcontract. This could have a material adverse affect on our operating results.

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

We are subject to the increasingly restrictive publicly traded company regulatory environment. As a company whose shares are publicly traded both in the United States and in Israel, we are subject to the increasingly restrictive regulatory requirements applicable to publicly traded companies. These regulations, including the U.S. Sarbanes-Oxley Act and other laws and regulations, impose new and stringent requirements, which we are in the process of implementing in compliance with regulatory deadlines. Failure to timely implement such requirements could adversely affect us.

Our business depends on proprietary technology that may be infringed . Many of our systems and products depend on our proprietary technology for their success. Like other technology oriented companies, we rely on a combination of patent, trade secret, copyright and trademark laws, together with non-disclosure agreements, contractual confidentiality clauses, including those in employment agreements, and technical measures to establish and protect proprietary rights in our products. Our ability to successfully protect our technology may be limited because:

•	some foreign countries may not protect proprietary rights as fully as do the laws of the United States and Israel;

•	detecting infringements and enforcing proprietary rights may be time consuming and costly, diverting management's attention and company resources;

•	measures such as entering into non-disclosure agreements afford only limited protection;

•	unauthorized parties may attempt to copy aspects of our products or technologies and develop similar products or technologies or obtain and use information that we regard as proprietary;

•	our patents may expire, thus providing competitors access to the applicable technology;

•	competitors may independently develop products that are substantially equivalent or superior to our products or circumvent intellectual property rights; and

•	competitors may register patents in technologies relevant to our business areas.

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

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner. A number of our subsidiaries in Israel and other countries are parties to collective bargaining agreements that cover a substantial number of the Group’s employees. These agreements contain a range of conditions that vary depending on the applicable company or professional group and are for various periods of time. Disputes with trade unions or similar types of labor relations difficulties as well as failure to timely amend or extend collective bargaining agreements could lead to worker disputes, slow-downs, strikes and other measures, which could negatively impact our results of operations.

Our industry has experienced significant consolidation. As the overall number of companies in the defense industry has decreased in recent years, the industry has experienced substantial consolidation, thus increasing the market share of some prime contractors. Failure to maintain our relationships with these major contractors could negatively impact our future business. In addition, some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas.

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

Our acquisitions are subject to governmental approvals. Most countries require local governmental approval of acquisition of domestic defense industries, which approval may be denied if the local government determines the acquisition is not in its national interest. We may also encounter anti-trust issues in certain areas as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

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

Risks Related to Our Israeli Operations

Conditions in Israel may affect our operations. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel, despite Israel having signed peace agreements with Egypt and Jordan. Since 2000, there has been ongoing hostilities between Israel and the Palestinians, which has adversely affected the peace process and at times has negatively influenced Israel’s economy as well as its relationship with several other countries. In the summer of 2006 Israel experienced a war with Hezbollah militants in Lebanon. There is no assurance that the current political situation with Israel’s neighbors will improve or, if it did, that the political and economic situation in Israel would improve as a result. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Many of our officers and employees are obligated to perform military reserve duty in Israel. Generally, Israeli adult male citizens and permanent residents are obligated to perform annual military reserve duty up to a specified age. They also may be called to active duty at any time under emergency circumstances. Since we began operations, we have operated effectively under these requirements, including during hostilities in recent years with the Palestinians and with the war in Lebanon. However, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change

Israel’s economy may become unstable. Over the years, Israel’s economy has been subject to a number of factors that have affected its stability. These include periods of inflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the Government of Israel has intervened in different sectors of the economy. Such intervention has included employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli Government has periodically changed its policies in all of these areas. Although in recent years the stability of the Israeli economy has increased, and the Israeli Government has liberalized many economic regulations, reoccurrence of previous destabilizing factors could make it more difficult for us to operate our business as we have in the past and could adversely affect our business.

Changes in the U.S. dollar — NIS exchange rate. The exchange rate between the NIS and the U.S. dollar has fluctuated in recent years. For example, at the end of 2004, 2005 and 2006, the NIS/U.S. dollar exchange rate was 4.308, 4.603 and 4.225, respectively. This represented a devaluation of approximately 6.8% in 2005 and an increase of approximately 8.2% in 2006. During the first five months of 2007, the strengthening of the NIS against the U.S. dollar continued, and the NIS/U.S. dollar exchange rate as of May 31, 2007 was 4.033. While most of our sales and expenses are denominated in dollars, a portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, a change in the value of the NIS compared to the dollar, which over the past year has undergone numerous fluctuations, could affect our research and development expenses, manufacturing labor costs and general and administrative expenses. See below – Item 5. Operating Financial Review and Prospects – Management’s Review and Analysis — Impact of Inflation and Exchange Rates – Inflation and Devaluation.

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

Israeli Government programs and tax benefits may be terminated or reduced in the future. Elbit Systems and some of our Israeli subsidiaries participate in programs of the Israeli Chief Scientist’s Office (OCS) and the Israel Investment Center, for which we receive tax and other benefits as well as funding for the development of technologies and products. The benefits available under these programs depend on meeting specified conditions. If we fail to comply with these conditions, we may be required to pay additional taxes and penalties, make refunds and be denied future benefits. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under these programs. See below — Item 4. Information on the Company – Conditions in Israel – Chief Scientist and Investment Center Funding. We cannot assure you that these benefits will be available in the future at their current levels or at all.

Israeli law regulates acquisition of a controlling interest in Israeli defense industries. Recent Israeli legislation regarding the domestic defense industry requires Israeli Government approval of an acquisition of a 25% or more equity interest (or a smaller percentage that constitutes a “controlling interest”) in companies such as Elbit Systems. This could limit the ability of a potential purchaser to acquire a significant interest in our shares. See below – Item 4. Information on the Company – Governmental Regulation – Approval of Israeli Defense Acquisitions.

Israel is enhancing its export control regulations. In 2006, the Israeli Government adopted regulations regarding the export of “dual use” items, and a bill is currently pending before the Knesset regarding enhanced defense export controls. Should government approvals required under these regulations not be obtained, our ability to export our products from Israel could be negatively impacted, including revocation of authorizations previously granted, thus causing a reduction in revenues. See below – Item 4. Information on the Company – Governmental Regulation — Israeli Export Regulations.

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

Business Overview

        Principal Activities

        We develop, manufacture and integrate advanced, high-performance defense electronic and electro-optic systems for customers throughout the world. We focus on designing, developing, manufacturing and integrating command, control, communication, computer, intelligence, surveillance and reconnaissance (C4ISR) network centric systems, including unmanned vehicles, for defense and homeland security applications. We also perform upgrade programs for airborne, land and naval defense platforms, often as a prime contractor. Moreover, we develop and manufacture avionic and aerostructure products for the commercial aviation market. In addition, we provide a range of support services.

        Our major areas of operations include:

•	military aircraft and helicopter systems and upgrades;

•	helmet mounted systems;

•	electronic warfare (EW) and signal intelligence (SIGINT) systems;

•	commercial aviation products;

•	land vehicle systems and upgrades;

•	military communications systems and equipment;

•	C4I and government information systems;

•	unmanned air vehicle (UAV) systems;

•	electro-optic and countermeasures systems and products;

•	homeland security systems;

•	naval systems; and

•	technology spin-offs and other commercial activities.

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

        Principal Market Environment

        The military actions in recent years and ongoing terrorist activities have caused a shift in the defense priorities for many of our major customers. More emphasis is being placed on command, control, computers, communications and intelligence (C4I) systems, as well as intelligence, surveillance and reconnaissance (ISR) systems. These include network centric information systems, intelligence gathering, border and perimeter security, UAVs, unmanned ground vehicles (UGVs), unmanned surface vessels (USVs) remote controlled systems, space and satellite based defense capabilities and homeland security applications. There is also a growing demand for cost effective logistic support and training services. We believe our existing systems, products and capabilities place us in a position to meet emerging customer requirements in many of these areas. We continue to perform platform upgrades and believe that some types of upgrade programs and electronic and electro-optic systems, particularly those that emphasize C4ISR, will continue to be a significant portion of defense budgets in many countries.

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

        Company History

        We have many decades of operational experience. Elbit Ltd. was initially incorporated in the State of Israel in 1966 as Elbit Computers Ltd. Then, in 1996, Elbit Systems was formed as part of the Elbit Ltd. corporate demerger, which spun-off Elbit Ltd.’s defense related assets and business to Elbit Systems. From its founding in 1966 until the demerger, Elbit Ltd. was involved, among other operations, in a wide range of defense related airborne, land, naval and C4I programs throughout the world, and Elbit Systems continues these activities.

        In 2000, Elbit Systems merged with Elop Electro-Optics Industries, Ltd. (Elop). Following the merger, Elop (currently known as Elbit Systems Electro-Optics Elop Ltd.) became a wholly-owned subsidiary of Elbit Systems. Elop has 70 years of experience in the electro-optics area. The merger enhanced our position as the largest non-government owned defense company in Israel.

        During the last two years, in addition to smaller acquisitions, we acquired a 70% interest in Elisra Electronic Systems Ltd. (Elisra) and a 100% interest in Tadiran Communications Ltd. (Tadiran Communications). See below – “Recent Acquisitions and Divestitures.” As a result of such acquisitions and internal growth we became among Israel’s largest contractors in terms of defense revenues.

        As a corporation domiciled and incorporated in Israel, we operate under the Israeli Companies Law – 1999.

        Trading Symbols and Address

        Elbit Systems’ shares are traded on the Nasdaq National Market (Nasdaq), as part of the Nasdaq Global Select Market, under the symbol “ESLT” and on the Tel-Aviv Stock Exchange (TASE).

        Our main offices are in the Advanced Technology Center, Haifa 31053, Israel, and our main telephone number at that address is (972-4) 8315315.

Major Activities

        Military Aircraft and Helicopter Programs and Systems. We supply advanced airborne electronic and electro-optic systems and products to leading military aircraft manufacturers and end users. Such airborne systems and products include weapons guidance and fire control systems, mission computers, cockpit management systems, display systems, head-up displays, digital maps, night vision systems, forward-looking infra-red (FLIR) systems, laser range finders and designators, airborne C4I systems, stabilized line-of-sight payloads, aerial reconnaissance systems, store management systems, digital video recording systems, laser seekers for guided munitions, mission planning and mission debriefing systems, full mission simulators, tactical simulators and virtual training systems. Elbit Systems also is a prime contractor for aircraft and helicopter upgrade programs. We act as the upgrade integrator, and supply systems and products, for military airborne platforms including:

•	fixed-wing aircraft such as the F-4, F-5, F-15, F-16, F-18, F-35, T-38, T-45, MiG-21, SU-25, SU-30, C-130, A-4, A-10, B-2, Mirage, AL-X, AM-X, IAR-99 and AT-63 Pampa; and

•	helicopters such as the CH-47, CH-53, Cobra, Puma, Super Puma, OH-58 Kiowa Warrior, AH-64 Apache, Agusta 129, ARH, H-60 Blackhawk, S-70 Blackhawk, MI-8, MI-17, MI-24, Linx and EC225, as well as the V-22 Osprey tilt rotorcraft.

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

        Commercial Aviation Systems. We design and manufacture a range of products and systems for the commercial aviation and general aviation markets. Our commercial aviation product line includes the Vision Based Cockpit ™ concept, incorporating our All Weather Window® Enhanced Vision System (EVS), our General Aviation – Vision System (GAViSTM), our Advanced Technology Head-Up Display (AT-HUD) and Micro-ViS™ head-up display system, and our Advanced Flight Display System (AFDS). We supply cabin pressurization systems, air data test equipment, air data processor/sensor systems, head-up displays, EVS, moving map systems for helicopters and flight instruments for the general aviation market. Our legacy products for commercial aircraft include altimeters, pressure meters, cockpit indicators and avionics test equipment. Our commercial avionics systems are employed on aircraft such as the Gulfstream 150, 200, 300, 350, 400, 450, 500 and 550, the Boeing MD-10 and MD-11, the Airbus A300 and A310, the Cessna CJ 1, 2, 3 and 4 Bravo, XLS, Citation Mustang, ENCORE, Beechcraft/Raytheon Hawker 400XP and 800XP and King series, and on EC-725 helicopters. In May 2006, we acquired a 20% interest in Sandel Avionics, Inc. (Sandel) which develops and produces flight instruments, primarily for the general aviation market. We also produce avionic suites, including electronic flight instrumentation systems and flight management systems for commercial helicopters as well as produce aerostructure parts for commercial aircraft.

        Land Vehicle Programs and Systems. We upgrade and modernize tanks and other combat vehicles both as a prime contractor and as a systems supplier to leading platform manufacturers. Our land vehicle systems include fire control systems, electric gun, turret drive and stabilization systems, unmanned turrets, overhead remote control weapon stations, battle management systems, FLIRs, gunner’s and commander’s sights, lasers range finders, laser warning systems, threat detection systems, reconnaissance systems, displays, life support systems and hydraulic systems for tanks, personnel carriers and other combat vehicles. We develop and supply unmanned ground vehicles and robotic devices for a variety of land based missions. We also supply training systems for tanks and fighting vehicles. Land vehicle programs containing our systems and products include the Merkava, M1 Abrams, Centurion, M-60, T-55, T-72, Bradley A-3, MLRS, HIMARS, MTVR, AMX-30, SK-105, MK-109, ULAN, Pandur, LAV, Patria AMV and Piranha III.

        Military Communications Systems and Products. Our wholly-owned subsidiary, Tadiran Communications, supplies military communications systems and products for a wide range of customers worldwide. Specializing in radio communications, Tadiran Communications develops and supplies solutions for voice, data and video (multimedia) applications in a broad range of frequencies, starting at the VLF band though HF, VHF, UHF to the C-band and further on in the mm wave band. The range of products and systems facilitate secured and ECCM immuned voice and broadband data communications, covering the communication needs of all levels of the military echelons. Military product lines include short and medium-range VHF radio systems, long-range HF radio systems, multi-band VHF-UHF handheld/manpack radios, line-of sight multi-channel radio systems, ruggedized computers/communication terminals and personal digital assistance devices (RPDAs), integrated communications systems combining wireless (radio) and wired (telephony) communications, military wireless broadband systems based on WiMAX technology, IP/LAN/WAN networks and situation awareness systems.

        C4I and Government Information Systems. We design, manufacture and integrate C4I systems for ground forces and battlefield management and control applications. These include artillery command and control systems, day-night observation systems, C4I battlefield management systems for headquarters and maneuvering forces as well as battle management systems for battalion combat teams, tactical communications systems, satellite communication systems, wireless communication and radios that provide infrastructure and connectivity for network centric architecture solutions, tactical ground reconnaissance systems and tactical battle group trainers. This includes our prime contractor role for the Israeli Digital Army Program. We also design and manufacture C4I systems and products for infantry soldiers. This includes our prime contractor role for the Israeli Future Infantry Soldier Program. We also design and manufacture governmental information technology systems and integrated information gathering systems for border control and management systems, crime prevention and other governmental applications.

        UAV Systems. We design and supply integrated UAV systems and mini-UAV systems. We design and manufacture a variety of UAV platforms, including the Hermes® and Skylark® families of UAVs. We also design and supply command and control ground stations elements that can be adapted for various types of UAVs, as well as training systems with capabilities to simulate payload performance, malfunctions and ground control station operation.

        Electro-Optic and Countermeasures Systems. Through Elop, our wholly-owned subsidiary, we design and manufacture a full range of electro-optics sensors and systems for space, air, land and sea applications. Other of our subsidiaries are also engaged in the development and production of electro-optic products. The range of electro-optics products includes space cameras and telescopes and specialized sensors, airborne reconnaissance and observation systems, ground integrated sights and robotic sensors, FLIRs for land, naval and airborne applications, laser range finders and laser designators based on flash pumped and diode pumped technologies used by infantry soldiers and in manned and unmanned airborne vehicles and land and naval platforms. Our electro-optic solutions are used for detection, identification and information gathering as well as for land vehicle upgrades. Elop’s ISR related business activities – space cameras, airborne reconnaissance and observation & surveillance – share a broad infrastructure of technologies that provide imagery intelligence (IMINT), long-range observation solutions for space, air, sea and land based sources. In the space area, Elop also maintains in-house Israel’s national space electro-optics infrastructure and is currently a principal subcontractor for the Israeli Ofek satellites. In addition, Elop supplies dedicated satellite payloads for space research and advanced multi-spectral and high resolution pan-chromatic cameras for commercial satellites.

        Homeland Security Systems. We design, manufacture and integrate a wide range of security systems and products. These include integrated land, maritime and coastal control and surveillance systems, airport and seaport security systems, border control systems, access and border registration control systems, transportation security, C4I homeland security applications, facility perimeter security products, electronic fences, electro-optic surveillance systems and tactical mini-UAVs for defense, police, airport, border patrol, coast guard, critical infrastructure protection and homeland security uses.

        Naval Systems. Our naval systems include naval combat management systems, shipboard combat system integration, naval electro-optic observation systems, naval tactical trainers, submarine electronic support management systems, shipboard decoy countermeasure launching systems and unmanned surface vessels.

        Technology Spin-Offs and Other Commercial Activities. We are engaged in spin-offs of our defense technologies to commercial applications as well as other commercial activities. Our spin-off and other commercial activities to date are in the areas of medical equipment, commercial satellites, satellite communications for commercial aircraft, commercial communications systems, commercial information technology applications, microwave technology, night vision systems for automobiles and general manufacturing services.

Revenues

        The table below shows our consolidated revenues for groups of major areas of operations for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006

	(U.S. dollars in millions)
Airborne Systems:	$368	$421	$548

Land Vehicle Systems:	199	117	318

C4ISR Systems:	109	218	313

Electro-Optic Systems:	200	242	223

Other (mainly non-defense engineering and production):	64	72	121

Total:	$940	$1,070	$1,523

        The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the periods indicated:

	2004	2005	2006

Israel	26%	29%	27%
United States	37%	37%	40%
Europe	13%	10%	15%
Others	24%	24%	18%

Systems and Products

        The following is a brief description of our main systems and products:

         Military Aircraft and Helicopter Systems

Cockpit Management Systems – for reduced pilot workload while operating complex weapons platforms.

Airborne Computers – for mission management performance.

Weapon Delivery and Navigation Systems – for controlling weapon delivery and navigation.

Display Systems – for processing and displaying tactical information, including head-up and multi-functional displays.

Airborne C4I Systems – for network centric airborne, command, control, communication and intelligence and situational awareness.

Digital Map Systems and Mass Memory Devices – for storing digitized mapping information and providing pilots with mapping and other tactical information correlated with aircraft position.

Stores Management Systems – for operating and releasing airborne weapons.

Digital Video Recording Devices – for mission and maintenance debriefing.

Weapon Guidance Systems – laser kits for guiding precision weapons launched from aircraft.

Cockpit Instrumentation – altimeters, pressure meters, cockpit indicators and avionics test equipment.

Simulators – for airborne and ground training.

Virtual Training Systems – for embedded training.

Mission Planning and Debriefing Systems – for planning and debriefing of fixed and rotary-wing aircraft missions.

         Helmet Mounted Systems

Pilot Helmet Mounted Systems – for air superiority, target designation, weapon and sensor slaving and information display.

Night Vision Systems – for improving range and clarity of what pilots see while flying at low altitude and with poor flight visibility.

Land Helmet Mounted Systems – for use on land platforms and individual soldier applications.

Cockpit Mapping Systems – for mapping of cockpits to enable accurate line of sight alignment in a cockpit.

Fast Characterization Tool (FACT™) – characterizing (mapping) electro-magnetic volumes using advanced adaptive technologies for line of sigh alignment in a cockpit or elsewhere.

         EW and SIGINT Systems

EW Suites – advanced self protection integrated capabilities for various types of combat aircraft, naval and ground platforms, covering multi-spectral bands (RF, Laser and IR).

SIGINT Systems – full electromagnetic spectrum, SIGINT (ELINT, COMINT and DF) systems for tactical and strategic intelligence gathering for airborne, ground and naval applications.

Electronic Counter Measures (ECM) – wide range of systems for self protection and electronic attack for airborne, naval and ground platforms including SPJ (Self Protection Jammer), EJ (Escort Jammer) and COMJAM (Communication Jammer).

Counter Improvised Explosive Devices (CIED) – a range of electronic jammer anti-bomb products, including cellular selective jammer and protection systems from IEDs.

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

         Commercial Aviation Systems

Vision-Based CockpitTM – integrated cockpit concept utilizing real-time and synthetic vision systems seamlessly integrated with new head-up and head-down displays for the cockpits of the future.

Enhanced Vision Systems (EVS) – for improving the capability of aircraft to execute precision approaches, safely land in fog, rain snow and other reduced visibility conditions thereby reducing CFIT accidents, and providing improved situational awareness during ground operations aiding in runway incursion accident reductions.

General Aviation Vision System (GAViSTM) – low-cost IR based vision system that mounts like an antenna for general aviation aircraft to provide increased situational awareness at night and in other low visibility conditions.

Advanced Flight Display System – for assisting the air crew in flight and mission management, navigation, and communication while reducing pilot workload and increasing flight safety in both VFR and IFR flight conditions, and allows the display of all primary flight information, navigation data, weather radar, or digital maps.

Head-Up Displays – new technology LCD head-up displays for air transport, high-end business aircraft and general aviation aircraft.

Air Data Computers and Sensors – aircraft air data computers, processors, probes and sensor modules.

Digital Air Data Test Sets – digital flight line and shop repair testers.

Cabin Pressurization Systems – modern solid-state technology, automatic cabin pressurization control systems designed to minimize cost, weight, and panel space, and meet the needs of modern glass cockpits of business and commuter aircraft.

Commercial Helicopter Avionics – avionic suites, including electronic, flight instrumentation systems and flight management systems for civil rotorcraft.

Cockpit Instruments – altimeters, pressure meters and cockpit indicators.

Aerostructure Products – composite material structural parts for commercial aircraft.

         Land Vehicle Systems

Fire Control Systems – for target identification, acquisition and engagement, incorporating thermal imaging, laser range finders, day TV, digital ballistic computers and sensors using day and night vision systems and displays.

Electric Gun and Turret Drive Systems – for controlling electrically driven turrets and guns, using advanced brushless technology and digital/software based servo systems.

Battle Management Systems – for data processing and situational awareness of vehicle crews and commanders.

Unmanned Turrets 25/30 mm and Overhead Remote Controlled Weapon Stations 7.62 mm and 12.7 mm – for transforming armored vehicles into armored fighting vehicles by providing the crew with the combat capabilities of a turreted vehicle.

Color Flat Panel Displays – for presentation of maps and command and control data, as well as video generated by thermal imaging systems.

Mass Storage Devices – for storage of maps and battle command information using solid state memory devices based on commercial off the shelf and PCMCIA technology.

Commander Panoramic Sights – for 360º independent panoramic target location and identification and gun-turret direction, using day and night vision systems.

Laser Warning Systemsand Threat Detection Systems – for identifying and pinpointing the angular direction of laser sources generated by laser range finders and laser guided and laser beamrider missiles.

Ground Electronic Countermeasures (GECM) Systems – for protection of ground vehicles and convoys from Improvised Explosive Devices (IEDs) and other threats.

Unmanned Ground Vehicles (UGVs) – dedicated autonomous vehicles, equipped with sensory perception and artificial intelligence capabilities for various land based applications.

        Robotics – mini-robotic devices used by land forces for tactical missions.

Simulator and Training Systems – for tank and fighting vehicle training, based on optical and computerized image generation technology.

Hydraulic Systems – for vehicle fueling, braking, suspension and power pack operation.

Life Support Systems – for environmental, climate and nuclear, bacterial and chemical (NBC) protection and control.

         Military Communications Systems

Tactical Radio Systems – comprehensive HF, VHF and UHF radio communications solutions for the maneuvering tactical forces and headquarters featuring secured and anti-jamming voice and data communications capabilities to enable efficient and effective command and control at all echelon levels.

Multi-Channel Radio (MCR) Systems – ECCM-capable, anti-jamming MCRs, especially suited for dense military communications conditions, providing broadband, yet frequency-spectrum efficient communications between headquarters.

Advanced Power Amplifiers – RF power amplifiers for ground mobile, shipborne, airborne and fixed-station applications, covering a wide range of frequencies and power levels, and featuring advanced linearization techniques, high capacity data handling capabilities, low power consumption and high spectral efficiency.

Tactical Computers and Communication Terminals – advanced and small rugged handheld/mobile computers providing the combat echelons in the battlefield with digital messaging and navigation capabilities in support of C4I applications and Ruggedized Personal Digital Assistants (RPDAs), with functionalities similar to those of civilian PDA products, providing digital mapping, navigation, route planning, situational awareness, tactical information sharing, mission planning and other digital battlefield applications under combat conditions.

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

Mobile Net Communication System – compact and scalable, “out-of-the-box”secured cellular mobile network solution for fast-deployment applications.

Tactical Data Communication Systems – for network centric information exchange for ground applications, using data radios, modems, protocols, message handling systems, voice over IP and tactical internet.

MAXESS™ Military Wireless LAN – immune wireless systems for wideband data transmission, with high survivability in dynamic and noisy military environments.

         C4I and Government Information Systems

Digital Army “System of Systems” – advanced combat concepts geared to increase operational effectiveness and connectivity throughout all land force echelons, in all combat situations, under a unified operational concept, providing computerized systems down to the single soldier level to facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons.

Combat NG Artillery Fire Control and C4I Systems – for C4I applications among field artillery units deployed from the platform to brigade levels, managing all aspects of artillery operations, including for theater missile defense applications.

Battlefield Management Systems – comprehensive solutions comprising advanced electro-optical sensors, multi functional displays, command and control software, information and dissemination systems and advanced mission computers, for enabling coordination between fighting vehicles, that provide situational awareness to peace-keeping operations and maneuvering forces, including combat vehicles, engineering corps and logistic support personnel.

Headquarters and Force Maneuvering Management Systems – integrated command and control systems for maneuvering forces, providing updated situational awareness, command dissemination and decision support tools.

Tactical Ground Reconnaissance Systems – for border control and ground reconnaissance operations.

Digital Soldier Systems – for future digital soldiers, equipping individual soldiers with computers, helmets, communication systems and weapon systems.

TORC2H® – integrated operational command control headquarters system that closes the sensor to shooter loop, facilitates data collection and border patrol operations.

MapCore – software design kit providing mapping capabilities for application programmers, capable of manipulating 2D maps, 2.5D maps (2D maps with elevation) and 3D maps (terrain visualization) in the application’s user window and serving as an infrastructure for developing moving map, mission planning and debriefing, C4ISR and Simulator systems.

Enhanced Tactical Computers (ETC) – tactical computers comprised of modular military terminals designed to withstand military environments and operate for military field use.

PCMCIA – communication controller modem installed in an ETC, providing high level connectivity.

Tactical Battle Group Trainers – for training commanders and staff from company level to battalion battle group and brigade-sized operations.

TIGER™ – tactical internet geographic dissemination in real-time system, providing real-time quality decision making information to various levels of combined forces.

Information Technology Systems – for crime prevention, information management, border control and other governmental applications.

Integrative Component-based Exploitation (ICE) System – integrative component based exploitation system designed to provide an end-to-end solution for the entire operational cycle of satellite and airborne digital imagery.

Anti-Money Laundering Systems – information technology systems for law enforcement anti-money laundering and combating of terrorist financing activities.

         UAV Systems

UAV Systems – comprehensive systems, including the air vehicle, payloads, data link, ground control system and ground support equipment.

Hermes®1500 – medium altitude long endurance UAV system designed for Corps and Command level support missions and for maritime patrol.

Hermes®450 – tactical long endurance UAV system designed for Division level support missions.

Hermes®180 – tactical short range UAV system designed for Brigade level support missions.

Skylark®I – electrically propelled man-packed close range UAV systems for Company Battalion level support missions.

Skylark®II – electrically propelled and highly covert short-range UAV system providing Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) capabilities to Company – Brigade tactical echelons.

Ground Control Stations – designed with an open architecture concept that is adaptable to various types of UAVs.

Training Systems – for simulation of full UAV operation, payload data and malfunctions.

         Electro-Optic and Countermeasures Systems

FLIR Systems – for thermal imaging observation without need for natural or artificial light for air, land and sea platforms, including hand-carried portable solutions.

Laser Range-Finders and Designators – for range finding and designation of targets for air, land and naval platforms based on solid state flash lamp and diode pumped technologies, including eye-safe systems.

Laser Radars – for helicopter obstacle detection and avoidance during flight.

Payloads – for observation, target acquisition, target engagement training and fire control using stabilized line-of-sight systems, incorporating laser range finders or designators and thermal and TV cameras.

Countermeasures Systems – for ground and airborne applications.

Aerial Reconnaissance Systems – for long-range and day/night IMINT information collection from high, medium and low altitude in penetrating and stand-off missions using digital photography, transmission, processing and display systems.

Long-Range Day & Night Surveillance Systems – for improving day and night vision, including computerized information processing.

Space Cameras and Telescopes – advanced panchromatic and multi-spectral cameras for high resolution, remote sensing satellites for commercial and military space IMINT, supplying high resolution ground images and for scientific space research.

         Homeland Security Systems

Long and Short-Range Observation Systems – various integrated day/night/laser designated surveillance solutions covering 1 – 15 kilometer observation and detection ranges for security applications.

Electronic Fences – high and dual technology (tot-wire and vibration cable) electronic fences for border and airport applications.

Border and Coastal Surveillance Systems – integrated, C4I based systems for maritime, coastal and border guard control, including C4I tactical pictures based on radars, EO observation systems, tactical UAVs and surveillance vehicles.

Surveillance Vehicles – integrated mobile solutions for radar-EO surveillance operation in border, perimeter and coastal applications.

Airport Security Systems – integrated security control for airports providing civil aviation authorities means to control airport perimeters, access to/from the indoor areas, cctv and EO surveillance over perimeter and runways as well as security control centers.

Access and Border Control Registration Systems – integrated IT/biometric solutions for national border gates passengers and vehicle integrated screening for access, including automatic point of entry (POE) applications.

Tactical Mini-UAVs – for border and critical site surveillance and threat assessment activities.

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

Submarine EW Systems – electronic support measurements (ESM) for threat identification and electro-magnetic analysis.

Shipboard SIGINT Systems – for a range of sea-based electronic intelligence applications.

Shipboard Communication Systems – for a range of seaborne communication applications.

Shipboard Decoy Countermeasure Launching Systems – sophisticated countermeasures deployment of chaff and flair against missile threats.

Unmanned Surface Vehicles – unmanned naval systems for various maritime applications that adapt the capabilities and applications of UAVs.

Satellite Communication Systems – VSAT communication systems with high band rate data and voice transfer for land and naval forces.

      Organizational Structure

        Principal Subsidiaries

        Our beneficial ownership interest in our major subsidiaries and investees is set forth below.   Our equity and voting interests in these entities are the same as our beneficial ownership interests.

        Elbit Systems of America

        We conduct most of our business in the United States through the Elbit Systems of America, LLC (ESA), a Delaware limited liability company, and its group of wholly-owned subsidiaries, including EFW Inc. (EFW), Kollsman, Inc. (Kollsman) and International Enterprises, Inc. (IEI). ESA was formally established as a legal entity in January 2007. ESA provides products and system solutions focusing on U.S. military, commercial aviation and homeland security customers. Elbit Systems holds its 100% interest in the ESA companies through a Delaware holding company Elbit Systems U.S. Corp. (ESC).

        EFW.    EFW is incorporated in Delaware and based in Fort Worth, Texas. It focuses on design, development, production and life cycle support of mission critical systems for U.S. and allied military tactical platforms. In 1993, EFW acquired most of the assets of General Dynamics Corporation’s (General Dynamics) Electronics Manufacturing Center in Fort Worth, which mainly manufactured and supplied electronic components for F-16 aircraft. Since then EFW has expanded its activities to a number of additional areas involving tactical aircraft, helicopters, land vehicles, UAVs and smart munitions. These include programs for the V-22 Osprey tilt rotorcraft, the Bradley A-3 fighting vehicle, the Multiple Launch Rocket System, JDAM munitions, Viper Strike smart munitions, the AH-64 Apache helicopter, the UH-60 Blackhawk helicopter, the OH-58D Kiowa Warrior helicopter, the Advanced Reconnaissance Helicopter (ARH), the A-10 aircraft, the F/A-18 aircraft, the C-130 transport aircraft, the B-2 bomber aircraft as well as additional systems for the F-16. EFW is involved in a number of joint projects with Elbit Systems Group companies and with other U.S. defense companies. In addition, as described below, EFW and Rockwell Collins Inc. each own 50% of Vision Systems International LLC, which is engaged in the area of helmet mounted systems for military aircraft.

         Kollsman.    Kollsman, Inc. (Kollsman) is a wholly-owned Delaware subsidiary located in Merrimack, New Hampshire. Kollsman is engaged in developing and manufacturing cockpit instruments and enhanced vision systems for civil and military aircraft as well as electro-optically enabled observation and targeting systems for soldiers, land vehicles and aircraft. Kollsman has also recently begun activities in the U.S. homeland security market. Through its wholly-owned subsidiary, KMC Systems, Inc., Kollsman is also involved in manufacturing medical instrumentation. In May 2006, Kollsman acquired a 20% interest in Sandel, a company engaged in integrated display and other products for the general aviation market.

        IEI    .International Enterprises, Inc. (IEI) is a wholly-owned Alabama subsidiary located in Talladega, Alabama, that provides repair, maintenance and logistics support for a number of military electronic systems and components manufactured by a variety of original equipment manufacturers (OEMs) installed on aircraft, helicopters and ground support equipment for the U.S. military and other customers worldwide. IEI serves as EFW’s focal point for after-market support capability.

        ESA’s Major Customers.    Major customers of the ESA companies include Lockheed Martin Corporation (Lockheed Martin), the Boeing Company (Boeing), the U.S. Army, U.S. Navy (USN), U.S. Air Force (USAF), U.S. Marine Corps (USMC), the IMOD, Bell Helicopter Textron Inc. (Bell Helicopter), Northrop Grumman Corporation, BAE Systems Inc., Gulfstream Aircraft Corporation,

Federal Express, Honeywell International Inc., Oto Melara S.p.A. and CMI - Cockerill Mechanical Industries S.A. Diamond Aircraft Industries, Inc. and Cessna Aircraft Company.

        ESA’s Recent Contracts.     Recent contract awards include development and supply of very long-range observation systems for the U.S. Secure Border Initiative Program, hand-held thermal imaging and laser systems for the USMC, supply of urgent Operation Iraqi Freedom (OIF) equipment for the USMC, ongoing maintenance of F-16 head-up displays and various other avionic components, digital video recorder for the USAF B-2, upgrade of the USMC (LAV) Command and Control vehicle, Night Targeting System (NTS) depot maintenance contract for the USMC AH-IW Cobra helicopter, design of a new gunner display unit (GDU), for the U.S. Army MLRS and HIMARS vehicles, multi-year production of electronic system for the U.S. Army Bradley A-3, development and supply to Bell Helicopter of the helmet display and tracking systems, data transfer systems and rocket interface units for the U.S. Army Armed Reconnaissance Helicopter (ARH), development and manufacturing of primary flight displays for F/A-18 E/F aircraft, design of a new mission computer for the U.S. Army AH-64 Apache helicopter, development and supply of Enhanced Vision Systems and head-up displays for Federal Express wide body aircraft, cabin pressurization system for the new Diamond jet, multi-year supply of commercial data entry electronic units, commercial central interface units, color multi-function displays and digital video recorders for the F-16, semi-active laser seekers for JDAM munitions, form-fit-function replacements for antenna positioning power amplifiers for USAF Global Positioning Systems (GPS) ground stations and the design and development of a helmet operational level tester (HOLT) for the Apache Integrated Helmet and Display Sighting System (IHADSS). See below “Current Business Operations – Aircraft and Helicopter Systems — Helmet Mounted Systems — Land Vehicle Systems and Electro-Optical and Countermeasures Systems.”

        FMF.     The ESA companies also act as contractors for U.S. Foreign Military Funding (FMF) and Foreign Military Sales (FMS) programs. See below “Governmental Regulations – Foreign Military Funding.”

        Engineering and Manufacturing.    EFW has extensive engineering and manufacturing capabilities at its Fort Worth facilities as does Kollsman at its facilities in New Hampshire. IEI’s facilities in Alabama and Georgia have significant maintenance and repair capabilities. See below “Manufacturing” and “Customer Satisfaction and Quality Assurance.”

        SSA..    ESA (currently through EFW), Elbit Systems, ESC and the DOD are parties to a Special Security Agreement (SSA). The SSA provides controls and procedures to protect classified information and export controlled data received by the ESA companies in performing U.S. Government contracts. The SSA allows the ESA companies to participate in classified U.S. Government programs even though, due to its ownership by Elbit Systems, the ESA companies are considered under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of ESA’s board of directors was permanently established to supervise and monitor compliance with ESA’s export control and national security procedures. The SSA also requires ESA’s board of directors to include outside directors who have no other affiliation with the Elbit Systems Group. ESA’s board of directors also contains officers of ESA and up to two inside directors, who have other affiliations with the Elbit Systems Group. The SSA requires outside directors and officers of the ESA companies who are directors, and some other senior officers, to be U.S. resident citizens and eligible for DOD personal security clearances.

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

        VSI is the prime contractor to Boeing and Lockheed Martin for the design and manufacture of the Joint Helmet Mounted Cueing System (JHMCS) for the USAF, and USN and U.S. Air National Guard (ANG) F-15, F-16 and F/A-18 aircraft. VSI also has contracts to supply helmet mounted display systems for fighter aircraft to the Israel Air Force (IAF) and numerous other international customers. VSI has developed a dual-seater version of the JHMCS and is in full scale JHMCS production. In addition, VSI is under contract to Lockheed Martin to develop the helmet mounted display system for the U.S. F-35 Joint Strike Fighter (JSF). See below “Current Business Operations – Helmet Mounted Systems.”

        Elop

        Based in Rehovot, Israel, our wholly-owned subsidiary Elop operates in the area of electro-optic systems and products mainly for defense, space and homeland security applications. It has significant design, engineering and manufacturing capabilities. Elop has a broad customer base, both in Israel and internationally.

        Elop designs, engineers, manufactures and supports a wide range of advanced electro-optic air, space, land, naval and space systems and products described elsewhere in this Annual Report. These include IMINT solutions, such as airborne reconnaissance systems and spaceborne reconnaissance systems, observation and surveillance stabilized payloads, laser systems, head-up displays, thermal imaging systems, integrated sights and robotic sensors for ground applications and electro-optical homeland security and defense security systems. See below “Current Business Operations – Aircraft and Helicopter Systems — Aircraft Head-Up Displays, Aircraft Electro-Optic Systems, Aerial Reconnaissance Systems and Electro-Optics Products for Helicopters; Land Vehicle Systems — Merkava and Thermal Imaging Systems — Electro-Optical and Countermeasures Systems; – Homeland Security Systems; and Naval Systems.”

        Tadiran Communications

        Tadiran Communications Ltd. (Tadiran Communications) is a wholly-owned Israeli subsidiary of Elbit Systems. In April 2007, we increased our ownership interest in Tadiran Communications from 43% to 100% through a tender offer issued under Israeli law. As a result of the tender offer Tadiran Communications ceased to be a publicly traded company. See below “Current Business Operations – Recent Acquisitions and Divestitures – Tadiran Communications.”

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

        Tadiran Communications’ wholly-owned U.S. subsidiary, Talla-Com, Tallahassee Communications Industries, Inc. (Talla-Com) and Talla-Com’s wholly-owned U.S. subsidiary, Tallahassee Technologies, Inc. (Talla-Tech), both based in Tallahassee, Florida, serve as Tadiran Communications’ U.S. development, production and marketing arm, concentrating their activities in the areas of advanced RF power amplifiers, military tactical computers and support for the legacy SINCGARS radios. Talla-Com also participates in FMS and FMF projects. Talla-Tech operates under a SSA. Tadiran Communications’ wholly-owned (as of June 2006) Ulm, Germany based subsidiary, Telefunken RACOMS, is active in both military and civilian communications and serves as Tadiran Communications’ base for the German and European communications markets. Tadiran Communications’ wholly-owned Israeli subsidiary, Snapshield Ltd., designs, develops, markets and supplies managed security solutions for wired and wireless telecommunications for military and non-military applications.

        Cyclone.    Cyclone Aviation Products Ltd. (Cyclone) is a wholly-owned Israeli subsidiary of Elbit Systems. Located near Karmiel, Israel, Cyclone designs and produces composite and metal aerostructure parts for civil and military aircraft. Cyclone also performs maintenance, integration of systems and upgrades for aircraft and helicopters. In 2005, Cyclone acquired the assets of Israel Military Industries Ltd. (IMI) Aircraft Systems Division, which is involved in manufacturing weapons pylons and external fuel tanks for fighter aircraft. Both directly and through its affiliated company Snunit, Cyclone works with Elbit Systems in supplying flight training services for fixed-wing aircraft and helicopters of the IAF. Cyclone’s customers include the IMOD, the USAF, Boeing, Lockheed Martin, Spirit AeroSystems Inc., Vought Aircraft Industries Inc.,Bell Helicopters Textron Inc., Sikorsky Aircraft Company (Sikorsky),Israel Aircraft Industries Ltd. (IAI)and other aircraft manufacturers and end users around the world. See below “Current Business Operations – Aircraft and Helicopter Systems – Civil Aviation and — Logistics Support Services.”

        Silver Arrow.    Silver Arrow LP (Silver Arrow), is an Israeli limited partnership owned by Elbit Systems together with a wholly-owned holding company subsidiary of Elbit Systems. It operates as an integral part of Elbit Systems’ UAV Systems business, which is located both in Nes Ziona and Haifa, Israel. Silver Arrow develops and manufactures UAVs. UEL — UAV Engines Ltd., a wholly-owned British subsidiary of Silver Arrow, manufactures engines for UAVs and other applications. See below “Current Business Operations – UAV Systems.”

        ELSEC.    Elbit Security Systems Ltd. (ELSEC) (formerly Ortek Ltd.) is a wholly-owned Israeli subsidiary of Elbit Systems. Located in Sderot, Israel, ELSEC operates mainly in the fields of homeland security: EO surveillance systems, E-fences, border and coastal integrated security systems, aviation security systems, airport security systems and strategic perimeter sites security. ELSEC is participating in the coastal and border security programs in Israel, the U.S. and a range of other countries. See below “Current Business Operations — Homeland Security Systems.”

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

        Elisra and its subsidiaries provide a wide range of EW, SIGINT and C4ISR technological solutions. Elisra and its subsidiary’s products are designed for naval, airborne and ground platforms and applications. Their main business areas include EW suites, airborne warning systems, SIGINT (including ELINT and COMINT) systems, electronic counter measures (including ECM and COMJAM), C4I systems for theater missile defense and artillery (through Tadiran Systems), spectrum management & control systems (through Tadiran Systems), smart datalink solutions for UAVs, guided munitions and satellites, video dissemination systems for naval, ground and combat aircraft applications (through Spectralink), search and rescue systems (through Spectralink), counter IED solutions (through Elisra and Tadiran Systems) and a range of microwave and microelectronic products.

        U-TacS.    UAV Tactical Systems Ltd. (U-TacS) is a British subsidiary, held 51% by Elbit Systems (through a wholly-owned holding company – Elbit Systems UK Limited), with the balance being owned by Thales UK Limited, a subsidiary of Thales S.A. (France). U-TacS’ main business is to perform a major part of the Watchkeeper Program and other related programs. See below “Current Business Operations – UAV Systems – Watchkeeper Program.”

        Kinetics.     Kinetics Ltd. (Kinetics), based in Airport City, Israel, is owned 51% by Elbit Systems. The balance is owned by founding employees and private investors in Israel and the United States. Kinetics develops technologies, systems and products in the field of advanced life support and environmental controls, such as climate control systems and nuclear, biological and chemical protection systems for combat vehicles. Also, Kinetics develops and manufactures other products for land vehicles, such as hydraulic, fuel, braking and suspension systems, an auxiliary power unit for land vehicle power pack systems and hydraulic systems for aircraft. Kinetics sells its products to the IDF, the U.S. Army and other customers. Kinetics wholly-owns Real-Time Laboratories, LLC. a company based in Boca Raton, Florida, engaged in the U.S. market in similar activities to those of Kinetics. See below “Current Business Operations – Land Vehicle Systems – Environmental Control and Hydraulic Systems.”

        SCD.     Semi-Conductor Devices (SCD) is an Israeli investee partnership equally owned by Elbit Systems and Rafael Armaments Development Authority Ltd. (Rafael). Located in Leshem, Israel, SCD develops and manufactures infrared detectors for thermal imaging equipment and laser diodes used in defense and commercial applications. See below “Current Business Operations – Electro-Optical and Countermeasures Systems.”

        Opgal.     Opgal — Optronics Industries Ltd. (Opgal) is an Israeli investee company owned 50.1% by Elbit Systems and 49.9% by Rafael. Located in Karmiel, Israel, Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. Its developments include an enhanced vision sensor designed to assist in landing aircraft under limited visibility and harsh weather conditions. Opgal also designs thermal imaging cameras and FLIR systems for applications, such as surveillance, industrial, medical and fire fighting. It also produces OEM FLIR cameras for defense applications. See below “Current Business Operations – Commercial Aviation Systems and – Electro-Optical and Countermeasures Systems.”

        Others.     We have several other smaller subsidiaries and investee companies in Israel and other countries.

Recent Acquisitions and Divestitures

        During the past year we continued to expand our capabilities through acquisitions and made a divestiture.

        Tadiran Communications

        In April 2007, Elbit Systems completed a tender offer for the balance of Tadiran Communications’ shares, increasing our ownership from 43% to 100%. Under the tender offer Elbit Systems paid a price of approximately $52.32 per share, resulting in total consideration paid by Elbit Systems under the tender offer and for the balance of the shares remaining following the tender offer, of approximately $382 million. Such consideration was paid in cash. As a result of the tender offer Tadiran Communications ceased to be a publicly traded company. Tadiran Communications purchased the balance of the outstanding stock options for the same consideration per share as paid by Elbit Systems under the tender offer.

        This tender offer followed Elbit Systems’ purchases from 2004 through 2006 of a total of approximately 43% of Tadiran Communications shares through purchases on the stock market, and through private placements with Koor Industries Ltd. (Koor). For a description of Tadiran Communications see above “Principal Subsidiaries – Tadiran Communications.”

        The IMOD conditioned its approval of the Tadiran Communications acquisition on our agreeing to maintain various Israeli security safeguards at Tadiran Communications and on the requirement for IMOD approval in the future in the event we desire to sell a significant part of the shares we hold in Tadiran Communications.

        Soltam.     In December 2006, Elbit Systems sold its 10% interest in Soltam Systems Ltd., an Israeli company engaged in the development and manufacture of artillery systems and munitions. Elbit Systems sold its interest to Soltam’s principal shareholders for $5 million payable in 24 monthly installments bearing interest of Libor +1%.

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

        Our airborne systems and products include, head-up displays, mission computers, digital maps, displays, display processors, weapon control systems, airborne C4I systems, FLIRs, laser products, cockpit instruments, payloads and aerial reconnaissance systems. We also supply helmet mounted display and tracking systems as described below. By reducing the pilot’s workload, these systems are designed to provide greater safety, accuracy, reliability and efficiency in performing missions. We also supply a comprehensive line of aircraft simulator and training systems.

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

        Aircraft Avionics Systems and Upgrade Programs

        IAR 99.    In 2004, Elbit Systems, in cooperation with the Romanian aircraft manufacturer Avioane Craiova, was awarded a $43 million contract from the Romanian Defense Ministry to supply eight IAR-99 lead-in trainer aircraft. In January 2007, the contract was increased to add logistic support elements. The project is being executed in cooperation with Romanian industries over a period of approximately four years. This contract followed our upgrade project of four IAR-99 aircraft which was announced in 2001. The first program has been completed and the aircraft are currently used by the Romanian Air Force.

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

        AL-X Brazil.    In 2002, Elbit Systems was awarded contracts by the Brazilian Government and by a subsidiary of the Brazilian aircraft company Embraer – Empresa Brasileira de Aeronautica S.A. (Embraer) for the production and logistic support phases of the AL-X Super Tucano aircraft program for the Brazilian Air Force. The contracts are valued at more than $80 million and are being performed over a period of approximately four years. Under the contracts we supply avionics systems, equipment and logistic support for 76 AL-X light attack and trainer aircraft being manufactured by Embraer for the Brazilian Air Force. This followed our completion of a development contract for the AL-X. We began delivering equipment for production aircraft in 2004. In January 2007, the Brazilian Government and Embraer exercised options for avionic systems for an additional 23 AL-X aircraft. Deliveries are scheduled through 2009. The avionics system for the AL-X includes an advanced mission computer, liquid crystal displays, head-up display, navigation system, digital video recorder (DVR) and embedded GPS/INS radio altimeter (EGIR). In addition, we are supplying simulators, planning mission stations and debriefing stations. Maintenance and logistic support to the Brazilian Air Force are provided mainly through Elbit Systems’ Brazilian subsidiary Aeroeletronica – Industria de Componentes Avionicos S.A. (AEL), located in Porto Alegre, Brazil. Program funding is provided in part through a financing arrangement between the Brazilian Government and commercial banks. The contracts call for “buy-back” to be performed over a multi-year period. See below “Buy Back.”

        Colombia AL-X.    In July 2006, Elbit Systems received a contract from Embraer for the supply of avionic systems for 25 AL-X Super Tucano aircraft to be supplied by Embraer to the Colombian Air Force. Deliveries are scheduled to occur through 2007.

        F-5 Brazil.    In 2001, Elbit Systems began work under contracts for the Brazilian F-5 Aircraft Modernization Program. The program calls for the upgrade of 46 F-5 aircraft for the Brazilian Air Force. Our contracts for the program are with Embraer and the Brazilian Government, with a total value of approximately $230 million to be performed over an eight-year period. The contract with Embraer provides for an avionics upgrade, which includes an EW suite, mission computers, radar, displays and other avionics products. Delivery of production aircraft began in 2005. In January 2007, Elbit Systems was awarded an additional order to integrate further advanced capabilities in the F-5 aircraft. The contract with the Brazilian Government covers a logistic support program including establishment of an in-country maintenance center based at AEL. Program funding is provided through a financing arrangement between the Brazilian Government and commercial banks. We obtained an insurance policy from the Israeli Foreign Trade Risk Insurance Company covering up to 90% of our financial exposure under the program, subject to the policy’s terms. The program also includes buy-back provisions.

        Pampa.     In 2001, Elbit Systems signed a contract with Lockheed Martin Aircraft Argentina S.A. for the avionics upgrade of 24 AT-63 Pampa aircraft for the Argentinean Air Force. In 2002, completion of the contract was delayed due to the economic situation in Argentina. Based on an understanding reached between Lockheed Martin and the Argentinean Government the program was resumed and roll-out of the first upgraded aircraft occurred in 2004. We anticipate completing deliveries during 2007.

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

        In recent years, EFW was awarded F-16 related contracts to develop and supply the commercial central interface unit, color multi-function display systems (CMFDS) and a digital video recorder. EFW also is supplying advanced air to ground, air to air and emergency jettison remote interface units to Lockheed Martin for an F-16 customer and supplies commercial data entry electronic units (CDEEU) for the F-16. In 2004, EFW was awarded a contract by the USAF to provide more than 2,000 CDEEUs in support of the CCIP program for F-16 Block 40-50 aircraft and upgrade of pre-Block 40 F-16 aircraft. The contract is being performed over a four-year period. Also, in 2005, EFW was awarded a five-year multiple products, multiple quantity repair and maintenance contract from USAF for various F-16 avionics components. In April 2006, IEI was awarded a five-year contract by the USAF to provide depot level repair support for the Wide Angle Conventional (WAC) HUD.

        Elop was awarded a contract in 2001 to supply the head-up display for the F-16I. Elop also supplies aerial reconnaissance systems for the F-16 both for oblique and vertical photography.

        Since its 2005 acquisition of the assets of IMI’s Aviation Systems Division, Cyclone manufacturers pylons for F-16 aircraft. Also, for a number of years Cyclone has manufactured the leading edge flap for U.S. Air Force F-16 aircraft. In January 2007, Cyclone was awarded a contract by Lockheed Martin to supply structural components for F-16 aircraft ordered by the Hellenic (Greek) Air Force, including leading edge flaps horizontal stabilizers, ventral fins, rudders and center line pylons. Deliveries are scheduled through 2008.

        As of December 31, 2006 our overall F-16 related systems and components backlog, which extends through 2009, totaled approximately $110 million.

        HALBIT Joint Venture.    In May 2007, Elbit Systems, Hindustan Aeronautics Ltd. (HAL) and MerlinHawk Associates Private Limited established HALBIT Avionics Private Limited (HALBIT) as an Indian joint venture company. HALBIT, in which Elbit Systems holds a 26% interest, was established to jointly market, design and integrate avionics and simulator products in the Indian market and other agreed markets.

        F-15 Structural Components

        In October 2006, Cyclone was awarded a contract by Boeing for structural components for Boeing’s F-15 aircraft, including external fuel tanks, pylons, horizontal stabilizers and gun access doors. Deliveries are scheduled to be completed in 2009. The pylons and the external fuel tanks are part of the business acquired from IMI’s Aviation Systems Division in 2005.

        Aircraft Head-Up Displays.     Elop supplies its head-up displays for fixed-wing fighter and trainer aircraft such as the F-4, F-5, F-16, T-38C, MiG-21, Mig-27, Mig-29, SU-25, SU-30, A-4, AL-X. AM-X, AT-63 Pampa, IAR-99, Jaguar, KO-1, IDF, L-39 and Mirage.

        Aircraft Electro-Optic Systems.    Elop supplies laser range finders for a range of airborne platforms. Elop also has supplied laser designators for other airborne applications such as the laser designator for the U.S. Apache and the French Tiger helicopters, the USN’s Nite Hawk pod and for pods of other customers.

        Aerial Reconnaissance Systems.    Elop supplies airborne reconnaissance systems for a range of fighter aircraft including the F-16. In December 2005, Elop was awarded a contract by the Republic of Korea Air Force (ROKAF) to supply real-time EO/IR long-range oblique images systems for ROKAF F-16 aircraft. The contract is to be performed over a two-year period. A program to supply airborne systems for the Turkish Air Force ceased in December 2006, subject to mutually acceptable provisions, and Elop was invited to compete on a similar program with updated requirements.

        Helicopter Upgrade Programs

        Korean Helicopter Upgrade.    In January 2006, Elbit Systems was awarded a contract by the Korean Ministry of National Defense to perform portions of a large scale project for helicopters upgrades. The contract is to be performed over a three-year period.

        Bulgarian Helicopter Upgrade Program.    In 2005, Elbit Systems was awarded a contract by the Bulgarian Ministry of Defense to upgrade Bulgarian Air Force MI-24 and MI-17 helicopters to comply with NATO standards. The contract was in the amount of approximately $70 million and was to be performed over a three-year period. In March 2007, Elbit Systems announced that we reached an agreement with the Bulgarian Government regarding cancellation of the contract. The agreement recognizes that the cancellation is by mutual consent and is not a result of breach of obligations by either party. Under the agreement Elbit Systems returns to the Bulgarian Ministry of Defense part of the advanced payments received and delivers equipment and items already produced in the performance of the program in consideration of the balance of the payments to be retained by Elbit Systems. Elbit Systems’ management believes that this matter will not have a material adverse effect on our results of operations.

        Romanian Helicopter Upgrade Programs.    In 2005, Elbit System won two contracts to upgrade helicopters to NATO standards for the Romanian Air Force and Navy. The contracts, which are being performed in cooperation with the Romanian aircraft manufacturer IAR S.A. Brasov, are being performed over a three-year period.

        IAF Mission Management System.    In 2005, Elbit Systems was awarded a contract to provide the IAF with a command and control mission management system for helicopter platforms. This advanced system provides the combat forces with a real-time updated situational picture, which enables them to share mission critical data based on data communications. The system will allow all mission participants to benefit from an accurate tactical picture for enhanced situational awareness, as well as effective synchronized operation on the battlefield. The system enables support coordination, identification of friendly forces and prevention of inadvertent gunfire.

        Apache Mission Computer.    In 2004, EFW was selected by Boeing to design a new mission computer for the Apache AH-64 helicopter. The contract is to be performed over a two-year period. In March 2007, EFW received a follow-on master development and production contract for integration of the mission processor on the Apache Block 3 program, with deliveries scheduled through the end of 2007.

        Turkish S-70 Blackhawk.    In 2003, Elbit Systems received a contract from Turkish Aerospace Industries for the modernization of the Turkish Armed Forces Command Sikorsky S-70 Blackhawk helicopters. We act as the avionics systems integrator and are developing and supplying “glass cockpit” avionics and advanced mission equipment. The program is being performed in two stages, development and production, over a four-year period.

        V-22 Digital Map and Display Systems.    We supply both digital maps and multi-function display systems for the U.S. Armed Forces’ V-22 Osprey tilt rotor aircraft (V-22). Our digital map provides pilots with real-time high resolution digital topographical images and other information pilots need to perform their missions. Over the last several years Boeing has awarded EFW V-22 related contracts for the development and supply of the digital map system, a contract for the Active Matrix Liquid Crystal Multi-function Display Upgrade Program, a series of interface units, redesign of the display electronic unit and digital map and production orders for second generation digital map and display electronics. In 2005, EFW was awarded a development contract for the second generation of the V-22 primary flight display, and in 2006 EFW received additional production of orders for various V-22 items, including interface units, digital maps, displays, display electronics and head-up displays.

        Digital Maps and Displays for Eurocopter.    In 2003, we received a contract from Eurocopter S.A. (Eurocopter) to develop and supply flight displays systems for French search and rescue helicopters. Deliveries under orders received to date under this contract are being made through 2007. This followed earlier contracts from Eurocopter for display development and supply of digital map systems and displays.

        Electro-Optic Products for Helicopters.    Elop supplies several products for heliborne applications. These include laser range-finders and target designators including those based on solid state diode pumped laser technology. In 2002, Elop was awarded a contract to develop and supply its Laser Obstacle Ranging & Display Systems (LORD) for IAF helicopters, which has successfully completed its advanced multi-functional flight test series. Performance of the contract is through 2008. In 2005, Elop’s LORD system received Flight International’s Aerospace Industry Award in the Avionics and Electronics category. Elop and Kollsman have completed the development of a common laser designator for both the upgrade of the Gun-Ship C-130H aircraft and the TSS Hawkeye Cobra AH-Z helicopter. Elop also supplies the laser-spot tracker integrated with the fire-control system, as well as display monitors, for the AH-64 Apache helicopter. Kollsman supplies the upgraded FLIR enhanced night targeting system for the USMC’s AH-IW Super Cobra helicopters. Elop also supplies electro-optic payloads for a variety of helicopters, such as the Sea King, Cheetah, Mi-17 and Mi-24.

        Precision Guidance Systems

        OPHER and Lizard.    In the area of guided munitions, we developed and are supplying our “Whizzard” family of precision guided systems. The Whizzard family includes the “OPHER” and “Lizard” systems. OPHER is a thermal-imaging, autonomous precision guidance system. The Lizard system provides munitions guidance towards laser designated targets. We have supplied OPHER systems to customers such as the IDF, the Italian Air Force and the Romanian Air Force and are currently supplying Lizard systems to the Italian Air Force.

        JDAM.     In 2004, EFW was awarded an order from Boeing to modify a Lizard Semi Active Laser (SAL) seeker to serve as the SAL seeker for Boeing’s JDAM munitions, adding the capability of laser terminal guidance against targets of opportunity and moving targets. The laser JDAM development program has been completed with a successful test conducted by the USAF. EFW has been notified of its selection to receive an initial production contract, which is expected to be awarded in 2007.

        Viper Strike.    In 2003, under an order received by EFW from Northrop Grumman Corporation (NG), our semi-active laser seeker was successfully tested with NG’s brilliant anti-tank (BAT) munitions – Viper Strike. Orders for additional units were received through 2006. These munitions are used in connection with the Hunter UAV, the Predator UAV and the AC-130 gunship. New derivatives of this product are being modified for use on other platforms.

        Flight Training Services

        We provide a range of aircraft flight training solutions and operation of training aircraft on private financing initiative (PFI) and “power by the hour” (PBH) arrangements.

        In February 2007, Elbit Systems was awarded a contract to establish a training center for “Tzofit” (King Air B200 Beechcraft) for the IAF. The training center operates through a PFI program, with Elbit Systems providing the IAF a turn-key solution including the establishment of the training center, its operation and the supply of simulators, training services and maintenance for a ten-year period. The MOD purchases from Elbit Systems flight training hours for the IAF. The center will be established on civilian property, and for the first time in Israel such a training center will also serve civilian pilots, providing them training in accordance with international aviation requirements while using local flight simulators and facilities.

        In 2004, Cyclone was awarded a ten-year contract from the IMOD for the operation and maintenance of the helicopters of the IAF Flight School. Under the contract, which is executed by providing flight hours on a PBH basis, Cyclone provides full maintenance services to the IAF Bell 206 and Bell 209 Cobra AH-1A helicopters.

        In 2002, Snunit Aviation Services Ltd., an Israeli company established by Elbit Systems and Cyclone, was awarded a contract for the supply and operation of the Grob 120A light trainer aircraft for the IAF. The contract for operation of the aircraft is for ten years and is the first PFI program adopted by the IAF. Under the PFI concept, we purchase, own, maintain and operate the aircraft and make them available to the IAF, who is charged according to flight hours. Full scale operation of the training began in 2003.

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

        In January 2006, Elbit Systems was awarded a contract by the IMOD to supply the avionics simulation system, cockpit and visual system for the IAF’s F-16I aircrew flight ad system trainer. This contract is being performed in cooperation with Lockheed Martin and is to be completed over a two-year period.

        We are supplying simulators for the AL-X and F-5 programs for the Brazilian Air Force. Simultec S.A., our wholly-owned Romanian subsidiary, manufactures training systems and flight simulators for the Romanian Ministry of Defense. See above “Aircraft Avionics Systems and Upgrade Programs.”

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

        Cyclone performs various levels of maintenance services for a number of types of military and commercial aircraft and helicopters. Its facilities near Karmiel, Israel include hangars and a runway. Cyclone also has a license to use another runway and facilities in Israel for aircraft maintenance for the IAF. In May 2007, Cyclone assumed responsibility for maintenance activities for the Israeli Police helicopters on a PBH basis for a two-year period. The maintenance is done at the Police facilities and is subject to the Israeli CAA rules and regulations.

        At IEI in Alabama and in Georgia, we repair and maintain electronic systems and components for aircraft, helicopters and ground support equipment for U.S. and other customers. IEI also assists customers in establishing the appropriate level of maintenance and repair close to the user to improve operational readiness. At AEL in Porto Alegre, Brazil, we are implementing a logistic support center for our aircraft modernization programs for the Brazilian Air Force.

        In 2006, our revenues from flight training services, services relating to training and simulators and logistic support services were not significant.

      Helmet Mounted Systems

        Fighter Aircraft Helmet Mounted Systems

        DASH.  Our pilot helmet mounted systems are in operation with a number of customers throughout the world. Over the last 20 years we have been designing and manufacturing Display and Sight Helmet (DASH) systems. DASH allows the pilot to target the weapons systems by looking at the target and also displays flight information on the helmet’s visor. The DASH system has been purchased by the IAF and other customers. In 2000, we were awarded a contract by Lockheed Martin to supply the DASH IV helmet mounted cueing system for the IAF’s F-16I aircraft. Boeing previously awarded EFW a contract to supply the DASH as the helmet mounted display system for the IAF’s F-15I aircraft.

        JHMCS

        Since 2000, VSI has received several contracts from Boeing and Lockheed Martin to supply production quantities of the Joint Helmet Mounted Cueing System (JHMCS) and associated development and integration efforts. The JHMCS was developed under contracts awarded by Boeing and Lockheed Martin to VSI. It is used in USAF and ANG F-15 and F-16 and USN F/A-18 fighter aircraft and has been successfully flown in all three aircraft types. The JHMCS provides visual information to the pilot and other crew members, based on the position and orientation of the operator’s head. The JHMCS provides the pilot with “first look, first shot” high off-boresight weapons engagement capabilities. The system enables the pilot to accurately cue onboard weapons and sensors against enemy aircraft and ground targets without the need to aggressively turn the aircraft or place the target in the HUD for designation. Critical information and symbology, such as targeting cues and aircraft performance parameters, are graphically displayed directly on the pilot’s visor.

        Starting in 2004, VSI has been awarded several contracts by Boeing for Low Rate Initial Production (LRIP) and Full Rate Production (FRP) lots for the JHMCS. Recently contracts totaling more than $80 million were awarded in May 2006, to meet FRP Lot 3 requirements. These orders fulfill U.S. Government domestic requirements for USAF F-15 and F-16, ANG F-15 AND USN F/A-18 Single Seat and Dual Seat platforms, as well as FMS production and spare commitments. As of May 31, 2007, VSI is supplying JHMCS to 16 countries. VSI is also supplying JHMCS to numerous international customers. VSI also received direct contracts from the USN and USAF for spares and test equipment in support of the JHMCS. The contracts are to be completed through 2008. These orders bring VSI’s total JHMCS production quantity to more than 3,000 systems ordered, with approximately 2,000 systems delivered as of May 31, 2007.

        IEI serves as the depot repair center for the JHMCS electronics unit.

        JSF.     In 2003, VSI was awarded an approximately $85 million contract by Lockheed Martin to develop the helmet mounted system for the U.S. F-35 Joint Strike Fighter (JSF) Program. The contract was increased in 2005 to a total of approximately $156 million. VSI supported the successful JSF prototype flight test in April 2007, which included the helmet mounted display system and the majority of the development effort is scheduled to be completed in 2007 with continuing support activities through 2012. The JSF helmet mounted display system is expected to contain the most advanced helmet mounted display ever designed and will be used as the aircraft’s primary flight and weapon delivery system.

        NVCD.     In 2006, VSI was awarded two contracts of the USN and USAF to supply Night Vision Cueing and Display System (NVCD) which includes Panoramic Night Vision Goggles (PNVG) for evaluation and test flight by USN and USAF tactical aircraft. The PNVG is based on the “Quad Eye”™ product developed by Kollsman.

        Helicopter Helmet Mounted Systems

        NVG/HUD

        Our Night Vision Goggles Head-Up Display (NVG/HUD) system allows helicopter pilots continuous head-up operation, which greatly improves night-flying safety.

        In 2005, EFW was awarded a framework Indefinite Delivery / Indefinite Quantity (IDIQ) contract by the DOD to supply ANVIS/HUD™ systems for U.S. Army utility helicopters and other DOD rotary-wing platforms. Under this contract, the U.S. Army may place purchase orders with EFW for ANVIS/HUD™ systems from time to time over a five-year period for up to the aggregate amount of the contract. In 2006, the U.S. Army placed orders for the total year quantity. Over the past fifteen years Elbit Systems and EFW have supplied more than 4,000 NVG/HUD systems for a variety of U.S. Army and other U.S. Armed Forces’ programs.

        The NVG/HUD is operational in the IAF, having been integrated into various assault and attack helicopters. In recent years, we also received contracts to supply NVG/HUD systems for customers and end users in Korea, Australia, Canada, the U.K. and other countries. In 2002, EFW was selected to supply NVG/HUDs for the Agusta 129 helicopter over a five-year period.

        ARH.     In 2005, EFW was selected by Bell Helicopter to provide the Helmet Display Tracking System (HDTS), also referred as Aviator Night Vision Imaging System/Head-Up Display for 24 hours a day (ANVIS-HUD 24), for the Armed Reconnaissance Helicopter (ARH) program for the U.S. Army. Under EFW’s contract with Bell Helicopter, EFW will supply the HDTS for each ARH aircraft ordered by the U.S. Army from Bell Helicopter that contains an HDTS requirement, up to 500 aircraft. The ARH Program currently forecasts a production quantity of approximately 500 aircraft over a seven-year period. The Limited User Test has been rescheduled for late 2007. In November 2006, EFW was selected to provide two additional systems for ARH, including the data transfer system and the rocket interface unit.

        IHADSS.     In 2000, EFW acquired Honeywell’s display and orientation products business, which mainly includes supply of the Integrated Helmet Display and Sighting System (IHADSS) for the U.S. Army and other users of Apache helicopters and for the Italian-made Agusta 129 helicopter. The IEI Warner Robins Support Center (WRSC) provides depot level repair support for all IHADSS customers. In 2002, Boeing awarded EFW the IHADSS 21 contract to upgrade the AH-64 Apache IHADSS system with new electronics to achieve increased image resolution to accommodate longer range thermal imaging systems being developed for the AH-64. In 2004, EFW received a follow-on order to complete qualification and transition the new system to full rate production, which was completed in 2006. Transition to full-rate production is ongoing.

      EW and SIGINT Systems

        Through Elisra, in which Elbit Systems acquired a 70% interest in 2005, we supply a range of multi-spectral self-protection suites for airborne combat platforms, as well as modular SIGINT (ELINT, COMINT and DF) systems for air, ground and naval platforms and applications.

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

        Intelligence Systems.    Elisra supplies SIGNIT (ELINT and COMINT) systems designed for air, ground and naval platforms. These systems incorporate cutting-edge digital receiving, signal processing and direction finding technologies. In September 2006, Tadiran Systems was awarded a contract for the supply of EW systems to a European country. Deliveries are scheduled for completion in 2008. For UAVs Elisra provides systems that detect, identify and locate ground-based, airborne, ground and ship-based emitters.

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

        Search and Rescue Solutions.    Tadiran Spectralink develops and provides advanced airborne search and rescue systems, supporting the undetected, unimpeded first pass pick up of downed pilots and special forces within enemy territory. Tadiran Spectralink also provides personal search and rescue radio sets for non-combat use comprised of an emergency locator transmitter and a personal locator beacon and a voice transceiver. In September 2006, Tadiran Spectralink won a contract for the supply of the advanced PSR-43G/SV Personal Survival Radio (PSR) to the German Air Force.

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

        EVS is installed as a standard equipment on Gulfstream-450 and 550 aircraft and is an option on Gulfstream-300, 400 and 500 aircraft. EVS also is operational on the Gulfstream-400. In 2006, Kollsman was awarded additional follow-on orders for EVS by Gulfstream for all Gulfstream large cabin aircraft models. The EVS will be installed on the top of the line Gulfstream G450 and ultra long-range G550 as production standard items. The system will also be available as optional equipment on the Gulfstream G150, G200, G400 and G500.

        During 2006, Kollsman’s EVS was awarded the New Hampshire High Technology Council’s Product of the Year Award. During 2004, Kollsman was awarded the National Aeronautic Association’s Collier Trophy for aviation safety technological advances as a team member for the Gulfstream G550. Kollsman’s EVS was a significant part of the basis for the award and was sited as the G550‘s greatest safety feature. Also in 2004, Kollsman was awarded Frost and Sullivan’s “Year Top Technological Achievements in the Aviation Industry Award” for the EVS’ impact on aircraft safety.

        In 2003, EVS was selected for installation on FedEx Express’ Boeing MD-10 and MD-11 and Airbus A300 and A310 aircraft fleet. Certification is expected to occur in 2007, with installations on aircraft beginning in 2008.

        AALC Program.    In September 2006, Kollsman teamed with BAE Systems in support of the Air Force Research Laboratory (AFRL) Autonomous Approach and Landing Capability (AALC) program. The AALC program is a funded technology demonstration program by AFRL and industry to develop a sensor, database and display system that provides Air Force Air Mobility Command (AMC) aircraft crews the ability to land at prepared and semi-prepared airfields in zero ceiling/zero runway visual range (RVR) meteorological conditions. The meteorological conditions can include rain, fog, snow, dust, sand and other suspended and blowing particles. Kollsman will be responsible for providing an integrated Short Wave Infrared (SWIR) and Medium Wave Infrared (MWIR) sensor to be fused with BAE Systems’ 94 GHz radar image for the head-down display (HDD) and HUD.

        Sandel.     In May 2006, Kollsman acquired a 20% interest in Sandel, a U.S. company engaged in the development and production of specialized integrated display systems and other products, primarily for the general aviation market. Sandel’s product line includes a Terrain Avoidance Warning System (TAWS) and an Electronic Horizontal Situation Indicator (EHSI), among others. Kollsman intends to integrate some of its new products such as GAViSTM, u-ViS HUDTM and ESViSTM with Sandel’s displays for the general aviation market. Cooperation with Sandel is anticipated to enhance distribution for the Group’s product offering into the growing general aviation retrofit market.

        GAViSTM.    The GAViSTM is a small, light weight, low cost, infrared based vision system for general aviation aircraft. It is a single aerodynamic unit that mounts like an antenna on the top or bottom of the aircraft and provides the pilot with increased situation awareness with a real-time video image on a head down display at night and in some other low visibility conditions. In June 2006, at the Europe Business Aviation Convention (EBACE), Grob Aerospace of Germany announced that it has selected the Kollsman GAViSTM for the Grob SPn light utility business jet, which is scheduled for certification in late 2007. The GAViS™ has been certified on a Citation 550 aircraft and has received product parts manufacture approval (PMA). GAViS™ is now in full production.

        Commercial HUDs.    In 2003, Kollsman entered into a contract with Honeywell International Inc. to develop and supply, together with Elop, head-up display overhead projection units for the Federal Express (FedEx) fleet. The contract calls for deliveries through 2012. In addition, in 2006 Kollsman and Elop completed work on a cost sharing research and development contract with the Maryland Advanced Design Laboratory to develop a low cost solution for head-up displays for the general aviation market. The project was performed for the U.S. National Air and Space Agency (NASA). Also, the NASA SATS (small aircraft transportation system) project was completed in 2005 with a successful flight demonstration of the u-ViS HUDTM installed in a Cessna 402. In 2005, the new technology small HUD was also installed in and flown on the Kollsman Cessna 340 aircraft. During 2007, the FedEx HUD is being certified on the FedEx aircraft fleet while the Micro ViS HUD™ is undergoing final development for aircraft installation and certification.

        Cabin Pressurization Control System.    In April 2007, Kollsman’s next generation autoschedule cabin pressurization control system, KAPS™ II, was selected by Diamond Aircraft for its new D-Jet program. In March 2007, the KAPS™ II system was selected by Cessna for its new CJ 4 aircraft program. In 2004, the KAPSTM II systems were selected by Cessna for a multi-year contract for the Mustang aircraft.

        Commercial Avionics Instrumentation Products.    Kollsman designs and manufactures a range of altimeters, pressure monitors, other cockpit indicators and avionics test equipment for commercial as well as military aircraft. Kollsman is also supplying air data computers and air data pressure probes for commercial aircraft.

        Civil Avionics Systems.    In October 2006, Elbit Systems was awarded a long-term contract to supply civil avionics systems in an amount that is anticipated to be material over an approximately ten-year period.

        Avionics for Commercial Helicopters.    Elbit Systems develops and supplies digital maps, displays and other avionic products for commercial helicopters such as the EC-225 and others.

        Maintenance and Repairs.    Kollsman maintains a U.S. Federal Aviation Authority (FAA) certified repair facility in Wichita, Kansas, for commercial avionics repairs. Cyclone also performs maintenance for commercial helicopters.

        Aerostructure Parts.    Cyclone manufactures structural parts based on composite technologies for several types of commercial aircraft, including the Boeing 737 and 787 passenger jets.

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

        We develop unmanned turrets and overhead remote controlled weapon stations that transform armored vehicles into armored fighting vehicles by providing the crew with combat capabilities of a turreted vehicle – including guns, anti-tank missiles and capabilities to perform in harsh battlefield conditions.

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

        Merkava

        All of the models of the most advanced IDF battle tank, the Merkava, use our fire control and electric gun and turret drive and stabilization systems as original equipment. We are both a prime and a subcontractor for the supply of systems to various Merkava tank models. Elbit Systems, Elop and Kinetics are supplying a significant number of systems for the IDF’s most advanced Merkava tank, the MK-4.

These systems include the day/night gunner and commander sighting systems, the electronic gun and turret drive system, flat panel displays, advanced warning systems against laser guided threats, life support systems and a battle management system.

        During the last two years, we were awarded several orders for the development and supply of electronic and optical systems and electrical drive systems for the Merkava. In 2004, Elbit Systems was awarded orders by the IMOD to supply electronic and electro-optical systems for the Merkava MK-4. The orders are being performed over a three-year period. We are the prime contractor to the IMOD for all Merkava tank fire control systems. We also are supplying the upgrade of the firing computer of the IDF’s Merkava and M-60 tanks. Kinetics also supplies several systems, including the life support system, for Merkava programs. As of December 31, 2006, we had a total of approximately $140 million in our backlog relating to Merkava orders, to be supplied through 2008.

        Land Vehicle Modernization Programs

        Turkish M-60 Modernization Program. In 2004, the definitive agreement for Elbit Systems’ portion of the Turkish Army M60A1 Tank Modernization Program became effective. The contract, in the amount of approximately $183 million, was signed with the IMOD, with deliveries to be completed over an approximately five-year period. The contract is for the supply of electronic and electro-optical fire control systems, electrical gun and turret drive systems and support equipment for the Program. In May 2006, the Turkish Ministry of Defense announced that the Prototype System Approval Tests of the tank were successfully completed. The program is now in the serial production phase. Our contract is being performed within the framework of the agreement for the Program between Israel Military Industries Ltd. and the Turkish Ministry of Defense. The contract contains buy-back obligations. See below “Buy-Back.”

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

        Bradley A-3 Program.    EFW is a subcontractor for the U.S. Army Bradley A-3 fighting vehicle modernization program. EFW was awarded contracts by United Defense (now BAE Systems), the prime contractor for the program, to develop and supply the turret and hull processors, the gunners’ and commanders’ hand stations, the position interface box and the map operational software. Following completion of the development contracts in 2004, EFW completed multi-year production contracts awarded by BAE Systems for those systems. During 2005 and 2006, EFW was awarded additional orders for Bradley systems for the U.S. Army’s ongoing operations in Afghanistan and Iraq.

        USMC Vehicles

        In 2005, EFW was awarded an approximately $70 million order from the USMC Systems Command to develop, integrate, test, provide and install equipment into a variety of USMC vehicles. This order is in support of urgent USMC operational needs and is to be completed during 2006. In April and June 2006, EFW received follow-on orders.

        In 2005, EFW was awarded a demonstration contract by Lockheed Martin as part of the Lockheed Martin team for the development of an upgrade of the command and control variant of the USMC’s Light Armored Vehicle (LAV). The demonstration contract was completed in 2006. EFW provided the mission equipment package for a new vehicle intercommunications system. In May 2006, following completion of the demonstration program, Lockheed Martin was selected by the U.S. Government to perform the development phase of the program. EFW is participating in that phase as part of the Lockheed Martin team, and EFW is responsible for the design, manufacturing and support of the LAV’s complete mission equipment package. The development phase is to be performed through 2007, to be followed by three yearly production options.

        USMC Systems.    In June 2006, EFW was awarded by the U.S. Marine Corps Systems Command a follow-on contract for the supply of military systems. This order was a follow-on order to an order received by EFW in 2005 for similar systems.

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

        Belgian Armored Infantry Vehicle Program.    In January 2007, Elbit Systems was awarded a contract to supply unmanned turrets and electro-optic systems for the Belgian Armored Infantry Vehicle Program. The contract is pursuant to a cooperation between Elbit Systems and the Swiss company Mowag of the General Dynamics European Land Combat Systems Group. The contract is to be performed over a five-year period. Mowag will be supplying its Piranha III vehicles for the program. Elbit Systems’ portion of the program includes the delivery of 30 mm unmanned turrets as well as several opto-electronic and electronic subsystems.

        Thermal Imaging and Electro-Optic Systems

        During the first part of 2007, Elop was awarded several contracts to supply Coral-type hand-held thermal imaging systems for long-range observation and reconnaissance to the Canadian and Israeli armed forces as well as for other international customers.

        In November 2006, Elop was awarded a contract by the Samsung-Thales Company to supply thermal imaging kits for the gunner periscope sights of the Korean K1A1 Tank. The contract is to be performed over a four-year period.

        Also in November 2006, Elop was awarded a contract to supply Portable Lightweight Designator/Rangefinders (PLDR) and Coral thermal imagers to the German Armed Forces. Deliveries are to be completed in 2008.

        In September 2006, Elop was awarded a contract in the amount of approximately $130 million to develop and manufacture electronic land systems for a foreign customer. The project also includes logistic support for the systems and is to be performed over a five-year period.

        In 2005, Kollsman was awarded initial orders to provide high performance thermal binocular system long-range thermal imagers (LRTI) for the USMC. The LRTI is a portable binocular, hand-held battery-operated thermal imager for long-range observation and reconnaissance and is based on an Elop design. The initial orders were placed by the USMC System Command, under an IDIQ contract. Deliveries under the initial orders are to be made through 2007. Under the IDIQ contract the U.S. Government may purchase up to 5,000 LRTIs as well as spare parts, contractor maintenance and training items over a five-year period. As of May 31, 2007, Kollsman has received orders in an aggregate amount of approximately $60 million, with a potential for up to approximately $250 million under the IDIQ contract.

        Elop has sold close to 1,000 thermal imaging systems for the Leopard 2/A5 commander sight to customers including the armed forces of Germany, the Netherlands, Sweden and Denmark and more than 3,000 thermal imaging systems to other customers for different types of tanks. In addition Elop has sold thousands of hand-held thermal imagers and thermal imager kits.

        Laser Warning Systems.    Elbit Systems is supplying laser warning systems for ground vehicles to several European countries.

        Training Systems and Simulators.    Elbit Systems and EFW have supplied tank gunnery training systems to the IDF and the U.S. Army. We are currently supplying the Deployable Range Training and Safety System (DRTSS) to the U.S. Army. This system provides real-time crew gunnery evaluation, recorded after action video, battle status assessment, positive target recognition and ammunition conservation as well as reduces friendly fire casualties. DRTSS has been fielded at the Forts Hood, Carson, and Stewart tank gunnery ranges. In addition, we supply ground forces trainers to other customers worldwide including Appended Tactical Combat Trainer Systems, Tactical Battle Group Trainers, Artillery

Training Centers and the Conduct of Fire Trainer. We also supply simulators for, tank gunnery, snipers, sensors, command and control and missiles.

        Environmental Control and Hydraulic Systems.    Kinetics develops advanced life support systems, including environmental and climate control and NBC protection systems, for combat vehicles. Kinetics also develops and manufactures hydraulic, fuel, braking and suspension systems as well as an auxiliary power unit for combat vehicles of the IDF, the U.S. Army and other customers.

        Robotic Ground Vehicles.    Elbit Systems and Elop are involved in the development of robotic unmanned ground vehicles (UGVs) for defense and homeland security applications. Elbit Systems’ UGVs are deployed by the IDF for patrolling missions. In March 2007, the Israeli Antitrust Commission approved the establishment of a joint venture by Elbit Systems and IAI to develop a next generation UGV for various applications related to security missions and border control. In 2004, Elbit Systems teamed with SciAutonics LLC to compete in the U.S. Defense Advanced Research Projects Agency (DARPA) Grand Challenge in which the team finished second out of numerous competitors.

      Military Communications Systems

        Tadiran Communications, a wholly-owned subsidiary of Elbit Systems, provides a range of tactical communications solutions for armed forces throughout the world. See above ‘Principal Subsidiaries – Tadiran Communications.”

        With over 40 years of experience in military communications, Tadiran Communications has established expertise in a diverse areas of military communications. These include advanced radio design, development and production in frequencies ranging from 1.5 MHz to 5 GHz, featuring high grade built-in crypto algorithms and electronic counter — counter measures techniques (e.g. frequency hopping and direct sequence) for reliable communications under severe battle environments. Tadiran Communications also provides quality modems to serve the increasing demand for C4I data communications; multi-channel line of sight frequency hopping wide-band radio equipment for reliable inter command posts communications; tactical terminals/military computers and communication controllers; as well as tactical internet based integrated communication systems providing seamless communication from headquarters to any point in the battle-space for effective command and control.

        Tactical Radio Systems

        Tadiran Communications supplies tactical radio systems to a wide range of customers throughout the world. Examples of its recent contract awards in this area include the following.

        In 2005, Tadiran Communications entered into an agreement with an Asian customer to supply HF and VHF tactical radios. Deliveries are scheduled to be completed during 2007. In May 2006, Tadiran Communications signed a contract with a Latin American customer to supply advanced tactical radio communications equipment and system elements, with performance scheduled for completion in 2007.

        In 2004, Tadiran Communications’ U.S. subsidiary Talla-Tech was awarded a five-year IDIQ contract from the U.S. Army CECOM, in an aggregate amount of $80 million, for the support and improvement of SINCGARS radios. At the time of the award, the customer exercised initial orders under the contract.

        In 2002, Tadiran Communications was awarded a contract to develop the IDF’s new generation tactical radio system. In 2005 and 2007, Tadiran Communications was awarded contracts from the IDF for the supply of new generation tactical radio systems. Deliveries of the new radios are scheduled to begin in 2009, following completion of the development.

        Bro@dNet Communication System.    In 2005, Tadiran Communications was awarded a contract from the IDF to supply a point-to-multi-point, high-capacity broadband, IP-based, data communications system based on wireless broadband WiMAX technology. The implementation of the system is scheduled to be completed during 2008.

        USMC Rugged Computers.    During 2007, Talla-Tech received purchase orders from the USMC to supply its RPDA-57 Rugged Personal Digital Assistant. The RPDA is a rugged hand-held computer, and will facilitate situational awareness to dismounted Marines.

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

        Land C4I and Battlefield Management Systems

        Our land C4I and battlefield management systems are supplied through turn-key projects for tactical command and control. We provide solutions from the level of individual fighting vehicles, mortars and artillery to the divisional and headquarters command level. Our systems are based on hardware and software building blocks, including tactical computers, modems, communication controllers, data radios, military WLAN radios and digital map systems among others. We also provide products for facilitating operations in the battlefield based on commercial off-the-shelf technology (COTS). Our acquisitions in 2005 of Elisra (through its Tadiran Systems subsidiary) and in 2007 of Tadiran Communications, strengthened our capabilities and product lines in the land C4I and military communications areas. See above “Principal Subsidiaries –Tadiran Communications and — Elisra.”

        Digital Infantry Soldier.    In March 2007, Elbit Systems received an order to develop and provide a battle management solution and full digital soldier combat suit for infantry to be performed through 2009.

        Israel Digital Army Program.    In 2004, Elbit Systems was awarded a contract by the IMOD for the Digital Army Program (DAP), in an amount of approximately $200 million, which has since been supplemented by additional orders. The DAP, which will also include an additional material amount of FMF funding, will be performed over a ten-year period. Elbit Systems is the prime contractor for the DAP. Rafael and Tadiran Systems are serving as our major subcontractors. Within the framework of the program, all land forces operations are being computerized (command, control, and communications), integrated and interfaced with new and advanced applications. Under the DAP, we will supply the IDF with computerized systems down to the single soldier level. The systems will facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons. The program calls for supply and support of all hardware and software, including command and control stations, data processing and distribution systems. It will enable force coordination at all levels, access to updated situational pictures, improved overall operational capabilities, including survivability and accuracy, and more efficient utilization of personnel and other resources. As of December 31, 2006, we had a total DAP backlog of approximately $281 million, to be performed mainly through 2012.

        TORC2H®.     Elbit Systems’ TORC2H® border protection command and control system has been supplied to the IDF, and Elbit Systems has successfully deployed the TORC2H® to support border security activities in Israel. Further phases of TORC2H® are anticipated to be implemented under the scope of the DAP. In 2005, Elbit Systems fielded a TORC2H® version which was used operationally by the IDF during the disengagement from the Gaza Strip. We also received in 2005 an additional order under the TORC2H® program calling for deliveries through 2009.

        Wireless LAN.    In 2004, Elbit Systems was awarded a contract by the IMOD to develop a Wireless LAN solution for the IDF. This solution is based on commercial standards which are adapted and tailored to the military tactical needs and environments.

        IDF Battle Management System.    In 2002, Elbit Systems was awarded a contract by the IMOD to serve as prime contractor for the IDF’s Battle Management Systems for Battalion Combat Teams program. The program includes the development, supply and support of advanced electro-optical sensors, multi-functional displays, command and control software, information and dissemination systems and advanced mission computers. The program enables coordination among the IDF’s main battlefield tanks, armored fighting vehicles and infantry fighting vehicles. It provides situational awareness to maneuvering forces and improve the overall operational capabilities of fighting units. The first phase of the program, including initial deployment, was completed. Elbit Systems received additional orders under the scope of the Battle Management Systems for Battalion Combat Teams, to be performed through 2008.

        ETC.    The IDF selected Elbit Systems to develop and deliver Enhanced Tactical Computers (ETCs), which serve as the hardware building blocks for the IDF’s ground command and control systems. These building blocks are based on high performance military computers, “ruggedization” of COTS circuit boards for application in harsh military environments, as well as specialized displays and communication controllers for higher echelon levels. The ETCs are equipped with several types of communication interfaces and powerful display features. We also develop, manufacture and supply ETCs to a number of customers worldwide.

        Airborne C4ISR

        In 2004, Elbit Systems was awarded a contract in an amount of approximately US$300 million by the IMOD to supply advanced systems. The contract is being performed over a multi-year period, under which Elbit Systems will supply airborne systems and command and control systems. The contract includes integration of various systems, part of whose purpose includes providing advanced solutions in the area of homeland security. As of December 31, 2006, we have a backlog for the program of approximately $197 million to be performed mainly in 2008.

        Governmental Information Technology and Information Gathering Systems

        Governmental Information Technology.    We develop and supply computerized communication systems, information technology and image intelligence processing for governmental applications in Israel and abroad.

        Anti-Money Laundering System.    In 2003, Elbit Systems was awarded a contract for the development and support of an information processing system for the Israeli Money Laundering Prohibition Authority (IMPA). The system was successfully fielded and is currently operational by IMPA. The project is anticipated to be completed in 2007. The project provides IMPA with an information technology system that includes a database and a collection center for relevant data from financial institutions such as banks, insurance companies and customs authorities. The project includes the management of an official data base containing the currency transactions and suspicious activities reports submitted to IMPA by the Israeli financial community, as well as reports of enrichment from governmental law enforcement and information resources and from corresponding governmental financial intelligence units in other countries.

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

        UAV Systems

        We develop and manufacture several types of UAV platforms for the IDF and other customers. These include the Hermes® family of UAVs, including the Hermes® 1500, the Hermes® 450 and the Hermes® 180, as well as the Skylark® UAV family of Skylark® I and Skylark® II.

        The Hermes® 1500 is a medium altitude long endurance UAV for maritime patrol and other types of support missions. The Hermes® 450 supplies real-time intelligence data to ground forces. The Hermes® 180 is a tactical short-range UAV designed for brigade-level intelligence, surveillance, target acquisition and reconnaissance missions.

        We also are involved in smaller UAVs, such as the Skylark® I and II and the Seagull®. The Skylark® I is an electrically propelled and highly covert short-range UAV system providing Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) capabilities to Company – Brigade tactical echelons. The Seagull® is a foldable and canister deployable tactical close range UAV.

        We also develop and supply ground control stations for the operation of UAVs. In addition, we supply to the IDF and other customers the latest generation of surveillance UAVs, based on the Hermes® 450. Silver Arrow’s U.K. subsidiary, UEL Engines Ltd., produces engines for UAVs.

        We also provide training systems for UAV operations. In addition, Tadiran Spectralink supplies data links for UAVs.

        UAV Programs

        Watchkeeper

        In 2005, U-TacS, Elbit Systems’ 51%-owned UK subsidiary, was awarded an approximately $500 million contract as part of the U.K. Ministry of Defence’s (UK MOD) Watchkeeper program. U-TacS’ contract was awarded by Thales UK, the prime contractor for the Watchkeeper program, and is to be performed over an approximately eight-year period. U-TacS subcontracted with Elbit Systems for approximately one-third of the value of U-TacS’ contract with Thales.

        The Watchkeeper program will provide the U.K. Armed Forces with ISTAR capability based on Elbit Systems’ Hermes® 450 UAV system and will be a key component of the U.K.‘s Network Enabled Capability (NEC). The program calls for the delivery of equipment, training and facilities, with the capability of coming into service starting in 2010.

        Under the Watchkeeper program, the U.K. Armed Forces will be provided with all weather day and night surveillance in times of war, tension or during peace-keeping operations without the need to deploy troops into sensitive areas or harmful situations. The Watchkeeper program system can provide continuous 24/7 surveillance when needed, using UAVs able to stay airborne for extended periods.

        The Watchkeeper program system consists of the WK450 UAV carrying a stabilized payload incorporating day/night sensors and laser target designator connected by a data link to a network of containerized ground control stations where operators will control the entire mission and interface within a network enabled environment. High resolution optical and radar imagery will be exploited and disseminated to provide valuable intelligence for operational commanders. The system is capable of rapid deployment and operations anywhere in the world.

        In 2005, U-TacS selected Elop as the subcontractor, together with Thales UK Land and Joint Systems, to supply Elop’s CoMPASS™ advanced observation system payload for the Watchkeeper program.

        As of December 31, 2006, we had a backlog for the Watchkeeper program of approximately $480 million, to be performed mainly through 2012.

        Lydian.     In June 2007, U-TacS was awarded an approximately $110 million contract to perform the U.K. MOD Lydian Program. The program provides service-based support to an ISTAR capability in two overseas theatres. The support is intended to include the provision of a Hermes® 450 UAV system, training of the U.K. MOD staff in use and maintenance of the system and the provision of contractor logistic support (CLS) and program management services.

        IUP.    In 2005, IUP, a partnership equally owned by Elbit Systems and IAI, was awarded an approximately $150 million contract to supply UAV systems for the Turkish TUAV Program. Under the contract IUP is delivering UAV systems including advanced payloads. IUP is subcontracting 50% of the work under its contract to Elbit Systems, which will supply ground control stations, data links and payloads, to be delivered over a four-year period.

        Skylark

        In November 2006, the Skylark® II UAV received Popular Science’s “2006 Best of What’s New” Award in the Aviation and Space category.

        Recently, the Canadian Army, the Netherlands Army, the Swedish Army and several other customers placed orders for Skylark® systems, thus establishing a leading market position globally in this class of UAVs.

        In 2005, Elbit Systems was awarded a contract to supply six Skylark® mini-UAV systems for rapid deployment by the Australian Army. The deliveries were made during 2006, and in April 2007 the Australian Army placed orders for additional systems.

        In 2004, the IMOD selected Elbit Systems to supply several Skylark® mini-UAVs for operational evaluation by the IDF ground forces. The system deliveries were completed, and the systems are now in an operational evaluation phase.

        IMOD Integrated Program.    Elbit Systems received contracts from the Israeli Government to act as the prime contractor under a program to develop and supply integrated defense electronic systems. We completed the first phase of this program in 2002. During 2002 through 2004, we received additional orders. As of December 31, 2006, we had a backlog for the program of approximately $43 million, to be performed mainly through 2009.

      Electro-Optical and Countermeasures Systems

        Electro-Optics

        Elop has 70 years of experience in the field of electro-optics and designs and manufactures electro-optic systems and products for defense, space, homeland security and commercial applications worldwide. This includes expertise in thermal imaging, laser systems, optronic stabilized payloads, ground integrated sights, robotic sensors, head-up displays, space and airborne reconnaissance systems, IMINT solutions and electro-optic countermeasures. These systems are supplied for spaceborne, airborne, land and naval applications as described above. In 2005, Elop was selected to supply its CoMPASS™ advanced observation system payload for the UK Watchkeeper program. See above “UAV Systems – UAV Programs – Watchkeeper Program.”

        In February 2007, Kollsman received two follow-on orders from the USMC for its high-performance Laser Target Designator (LTD) systems that have proven successful in field test evaluations. This followed an initial award in May 2006, under an IDIQ contract by the USMC for a LTD based on an Elop developed product. The potential value under this IDIQ contract is up to approximately $100M over a five-year period. In addition, Elop and Kollsman are involved in the development and supply of payload based observation and fire control systems for naval and airborne platforms, including day and night vision, laser range finders and designators and integrated sights for ground forces. These products and systems are further described above in “Aircraft and Helicopter Systems” and “Land Vehicle Systems” and below in “Homeland Security Systems” and “Naval Systems.”

        In July 2006, Elop was awarded several new contracts to supply advanced CoMPASS™ payloads for naval and aerial use, to be supplied over a four-year period.

        IMINT.    Elop supplies advanced IMINT systems to various customers internationally. Elop also supplies to customers worldwide a range of hand-held, surveillance and homeland security and armored vehicle applications of thermal imaging products and systems.

        Infrared Detectors.    SCD also develops and manufactures infrared detectors and laser diodes for electro-optical applications. Opgal develops electro-optics “engines” that combine detectors with proprietary electronics for a wide range of applications including for commercial aviation and homeland security.

        Space Systems

        Space Cameras.    Elop is actively expanding space applications for its technology and products. Elop has developed a variety of cameras for the Ofek Satellite, including the Ofek-3 and Ofek-5, and for other initiatives of the Israel Space Agency. In April 2006, EROS B, a commercial reconnaissance satellite, was launched and began transmitting images taken by an advanced high resolution camera developed by Elop. This followed Elop’s supply of an advanced digital camera for the EROS A satellite in 2000. EROS B and EROS A were launched by ImageSat International N.V. in which Elop owns a minority interest. See below “Technology Spin-Offs.”

        Tauvex II.    In 2004, Elop was awarded a contract from the Israel Ministry of Science and Technology and the Israel Space Agency for the supply of “Tauvex II” (Tel-Aviv University Ultra-Violet Explorer) scientific space telescope. The Tauvex II telescope will be launched into space mounted on the Indian Satellite GSAT-4, for the purpose of scientific research in exploration of the galaxies. The telescope is to be supplied for integration into the GSAT-4 by the end of 2007. The contract follows an agreement signed in 2003 between the Israel Space Agency and ISRO, the Indian Space Research Organization, for scientific cooperation between the two countries in the field of the astronomy in the “Ultra-Violet” spectrum.

        CNES.     In 2005, CNES, the French Space Agency, selected Elop for cooperation in the supply of a scientific electro-optical space camera called Venus. The contract is for the production of the camera which will be mounted onboard a micro-satellite. The contract followed a successful feasibility study by Elop. The camera will be installed on a satellite resulting from a contract signed between the Israel Space Agency and CNES. The camera is scheduled for integration into the micro-satellite in 2009.

        Hyperspectral Systems.    Elop has been selected by the IMOD to be Israel’s hyperspectral systems development house. Currently, Elop is involved in an on-going hyperspectral system development program for the IMOD.

        Subsidiaries.     Elbit Systems owns an approximately 8% interest in AeroAstro, Inc., a U.S. company engaged in development of advanced micro and nano space systems and components, focusing on remote sensors and optical systems. Elop and OHB System A.G. of Germany each own 50% of a German subsidiary, OHB Electro-Optics Gmbh, which pursues space-related activities.

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

        ELSEC, as well as Elbit Systems and Elop, develop and supply detection sensors and other products for facility security, border and coastal control and perimeter protection in Israel and numerous other countries. Kollsman leads the Group’s homeland security business in the U.S. market. Products in this area include thermal imaging detection systems, remote controlled surveillance systems and smart perimeter protection systems. We are also involved in the field of aviation and transportation security applications and are investing in future fusion technologies for passenger screening at border gates and transportation terminals.

        Customers in this field include the Israeli Ministry of Transportation, the IMOD, the U.S. Department of Homeland Security and several international defense forces and security organizations, including airport, border guard and coastal control authorities. ELSEC is a supplier of E-fences and surveillance EO day/night sensors to the IMOD, as well as coastal surveillance systems, surveillance vehicles, airport security systems and boarder surveillance systems to a variety of customers, mainly in Europe.

        SBInet.     In September 2006, the Boeing-led team, including Kollsman, was awarded the U.S. Secure Border Initiative Project (the “SBInet Project”). The SBInet Project is designed to provide the U.S. Department of Homeland Security with increased border security capabilities along more than 6,000 miles of the United States’ borders. Kollsman, as a first tier team member to Boeing, currently is under contract to supply the LORROS® long-range observation systems and system engineering know-how for border control applications. Kollsman has subcontracted with ELSEC to support this effort. Kollsman’s content for the SBInet Project may reach a level that will be material to Elbit Systems and will be performed over a several-year period.

        Perimeter Security

        In March 2006, ELSEC was selected by the IMOD to deploy a “smart” electronic deterrence system. The first phase of the project includes an electronic deference system to detect and assist in preventing crossing attempts 24-hours a day, in all weather conditions. The contract contains an option for the IMOD to significantly expand the system. The system is comprised of advanced sensors, an electronic fence, communications and computerized command and control posts.

        During 2003 and 2004, ELSEC was awarded contracts for a total of approximately 50 kilometers of electronic perimeter systems for military bases and municipalities. This followed Elbit Systems award from the IMOD of a contract to supply an electronic warning systems “smart” fence, and Elbit Systems is executing that program through ELSEC.

        Mobile Surveillance Vehicles.    In October 2006, ELSEC was awarded a project for the supply of mobile surveillance vehicles and advanced cameras for the Ukraine Border Security Project. Deliveries are scheduled to be completed during 2007. These vehicles include a command and control station, monitoring sensors and additional security measures, allowing operation even in severe weather conditions. The vehicles can accommodate three operators simultaneously.

        Surveillance Towers.    In March 2007, ELSEC was awarded a project for the supply of surveillance towers for the border protection of a European country. Deliveries are scheduled during 2007.

        Airport Integrated Security System.    In October 2006, ELSEC was awarded a contract to install a comprehensive airport integrated security system in a European country. Deliveries are to be completed during 2007. The system enables the integration of existing systems with new systems and includes surveillance systems for short and medium-range, access control and sensitive areas intruder detection. Also, the system is scalable to accommodate the customer’s future requirements.

        Peripheral Coastal Security System.    In March 2007, Elbit Systems was awarded a European Union funded contract for delivery and commissioning of an integrated coastal surveillance system to Lithuania. Deliveries are scheduled for the end of 2007. In February 2006, ELSEC completed, for a customer in Asia, the deployment of its first peripheral coastal security system. ELSEC’s contract for the project was awarded in 2005 and includes additional stages for deployment of other locations in the customer’s country. ELSEC’s coastal security system is remote controlled and enables its operators to track a large number of vessels simultaneously, for dozens of miles, using identification capabilities to send alerts regarding types of threats those vessels may pose. The system includes advanced night vision sensors, daylight surveillance and laser range finders developed by Elop.

        Governmental Monetary Systems.    We also are supplying an anti-money laundering system to the Israeli Government. See above – “C4I and Government Information Systems.”

        Israel Border Security System.    In December 2006, Elbit Systems’ Border Control Management System for the Israeli Police was inaugurated. The innovative system interfaces with all government and security agencies in Israel, managing all entry and exit posts including airports, sea ports and land crossings. Also, the Israeli National Border Control Registration System (BCRS) was developed by Elbit Systems and has been fully operational since 2004. BCRS is a computerized system for registration and control of Israel’s border crossing points. The system supports border inspection processes and assists in the control of the passage of vehicles and goods at all Israeli airports, seaports and land entry points.

        MUSIC®.  Elop applied its defense based technologies to develop a Multi-Spectral Infrared Countermeasure System (MUSIC®) for commercial aircraft applications in preventing terrorism. MUSIC® enables identification of anti-aircraft shoulder-launched missiles resulting in a break of the missile lock on the target. The Israeli Government is currently reviewing the system for use in Israel’s civil aviation protection plan.

      Naval Systems

        Over the past three decades, we have worked with the Israeli Navy to develop high capability naval command and control systems for surface ship applications. These systems are currently being used by the Israeli Navy and several other navies throughout the world.

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

        Electro-Optic Systems.    Elop supplies electro-optic products for naval applications to several customers. Elop also supplies electro-optic shipboard payloads to several navy and maritime forces for both observation and fire control applications. In 2006, Elop was awarded a follow-on contract for the supply of additional CoMPASS™ systems to a European Navy. Deliveries are to be completed in 2007.

        EW Systems.    Elbit Systems has developed and supplied several naval electronic intelligence systems. The systems are designed to detect and recognize threats under a wide range of conditions and to initiate automatic countermeasures to protect ships against enemy missiles. Our systems equip the Israeli Navy Dolphin class submarines and are installed on board submarines of several navies worldwide. In 2001, Elbit Systems was awarded a contract by the German shipyard Howaldtswerke Deutsche Werft (HDW) to supply our Timnex II EW system for submarines, and the first system was delivered in 2003 with two additional systems delivered in 2004. An additional system was ordered in 2004, and deliveries are anticipated to be completed during 2007. In April 2007, Elbit Systems was awarded an additional contract by HDW for two systems for the new Dolphin class submarines ordered by the Israeli Navy. Furthermore, in July 2006, two additional systems were ordered by an overseas customer. Elisra also supplies a range of systems for a variety of shipboard EW, threat detection and intelligence applications.

        Communications Systems.    Elisra supplies several types of communications systems for naval applications. Also, Elisra’s subsidiary, Tadiran Spectralink, supplies data links for seaborne applications.

        Nirit Navigation System.    Kollsman supplies navigation systems for the Israel Navy's Nirit patrol boats.

        Unmanned Surface Vehicles.    Elbit Systems is developing the Silver Marlin USV for various maritime applications.

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

        MediGuide.     Elbit Systems established MediGuide Inc. (MediGuide) in 2000. MediGuide, through its wholly-owned Israeli subsidiary, leverages specific technologies developed by Elbit Systems in the defense area for use in various medical procedures and intra-body navigation. Elbit Systems provided MediGuide with an exclusive license to use specific technologies for medical applications, and MediGuide provided Elbit Systems with a cross license to use MediGuide’s developments for defense applications. Outside equity investments have been made in MediGuide by venture capital groups and others. As of May 31, 2007, Elbit Systems equity interest in MediGuide, on a fully-diluted “as converted” basis, was approximately 41.6%.

        Starling.     Elbit Systems, Rafael Development Corporation Ltd. (RDC) and Elron Electronics Industries Ltd. (Elron) own Starling Advanced Communications Ltd. (Starling). Starling develops products in the area of internet communications through satellite transmissions and broad band information transfer for commercial aircraft. In May 2007, Starling issued an initial public offering on the TASE following which Elbit Systems shareholdings are anticipated to be diluted from approximately 21% to approximately 16% (10% on a fully-diluted basis).

        ImageSat.     Elop has an approximately 14% equity interest and approximately 12.5% voting power in ImageSat International N.V. (ImageSat). Other shareholders include IAI and private equity groups. ImageSat is involved in the operation of satellites for commercial and other applications and providing satellite imagery. ImageSat’s EROS A and EROS B satellites contain advanced high resolution cameras developed by Elop. See above “Electro-Optics and Countermeasures Systems – Space Systems – Space Cameras.”

        Chip PC.    In 2005, Elbit Systems acquired an approximately 20% interest (18.5% plus a loan convertible into additional shares) in Chip PC Ltd. (Chip PC). Chip PC is an Israeli company located in Haifa, Israel, engaged in the development and manufacture of “thin client” solutions enabling server based computing technologies to replace traditional PC’s and deploy and control large numbers of work stations.

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

Property, Plant and Equipment

        Facilities in Israel

        Our executive offices and main research and development facilities are located on approximately 840,000 square feet of property in the Advanced Technology Center in Haifa. We own approximately 362,000 square feet of our main facilities in Haifa. The remainder of our facilities in Haifa is leased. We also have ownership and long-term leasehold rights in a facility of approximately 65,000 square feet near our headquarters building in Haifa. Our main manufacturing operations are located in a leased facility of approximately 282,000 square feet in Karmiel. In May 2007, Elbit Systems entered into an agreement that provides an option to purchase the Karmiel facility after a three-year period. We also lease approximately 84,000 square feet in Netanya, approximately 21,500 square feet in Rehovot and approximately 5,300 square feet in Tel-Aviv. We lease a landing strip in northern Israel of approximately 3,900 feet.

        Elop owns or has long-term leasehold rights to approximately 525,000 square feet of property and leases approximately 5,000 square feet of its facilities in Rehovot. These facilities contain Elop’s headquarters, offices, development facilities and manufacturing operations.

        Cyclone owns approximately 1,406,100 square feet of property near Karmiel. This includes approximately 230,000 square feet on which its offices, manufacturing, maintenance and hangar facilities are located. Kinetics owns office, laboratory and manufacturing facilities in Airport City, covering approximately 32,000 square feet. Silver Arrow leases facilities in Nes Ziona, covering approximately 84,000square feet. ELSEC owns approximately 109,000 square feet of property in Sderot, which includes approximately 20,200 square feet of offices and manufacturing facilities. ELSEC anticipates adding an additional 3,500 square feet of office facilities during 2007.

        Elisra owns approximately 122,000 square feet and has leasehold rights of approximately 148,000 square feet in Bnei Brak. These facilities contain Elisra’s headquarters, development facilities and manufacturing operations. Tadiran Systems and Tadiran Spectralink, have long-term leasehold rights to approximately 188,300 and 71,300 square feet, respectively, in Holon containing their headquarters, development facilities and manufacturing operations. Tadiran Communications’ facilities in Israel occupy a total of approximately 309,000 square feet. These facilities are leased on a long-term basis and are located primarily in Petah Tiqwa (management, marketing, engineering and development), Holon (manufacturing) and Kiryat Shmona (engineering, development and manufacturing).

        Facilities in the United States

        EFW owns approximately 25 acres of property in Fort Worth, Texas. That property includes an approximately 230,000 square foot facility containing EFW’s offices, engineering and integration center, and manufacturing operations. Kollsman owns property in Merrimack, New Hampshire covering a total of approximately 66 acres. This includes buildings containing offices and manufacturing operations of approximately 352,000 square feet. IEI owns property covering approximately 38 acres in Talladega, Alabama, on which are located offices and manufacturing facilities of approximately 64,000 square feet. The operation in Warner Robins, Georgia occupies approximately 13,000 square feet of leased facilities.

        Tadiran Communications’ U.S. subsidiaries, Talla-Com and Talla-Tech, occupy a total of approximately 109,000 square feet in Tallahassee, Florida, out of which 77,000 square feet are owned by Talla-Com, while the rest is leased on a long-term basis.

        Facilities in Other Countries.    AEL owns approximately 282,000 square feet of property in Porto Alegre, Brazil, including offices and buildings covering approximately 23,000 square feet. The European Subsidiary leases approximately 118,000 square feet in Belgium. In the U.K., U-TacS leases approximately 3,800 square feet and UAV Engines approximately 13,000 square feet. Elmet and AE Electronics in Romania lease approximately 91,000 square feet and 35,000 square feet, respectively. Tadiran Communications’ subsidiary, Telefunken RACOMS, leases facilities in Ulm, Germany of approximately 30,000 square feet.

        Recent Investment in Facilities.    Over the last two years the average annual investment in our facilities, including building projects , as well as equipment, machinery and vehicles, amounted to approximately $62 million. There are no material plans to construct, expand or improve existing facilities, however, ongoing improvements and minor expansions are planned at the facilities in Karmiel and Sderot, Israel and at EFW in the U.S. Each of our manufacturing facilities generally operate at or near full capacity. Accordingly, we believe that our current facilities are adequate for our operations as now conducted.

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

        Israeli Export Regulations.    Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli Government policy. A permit is required for an export and must be obtained to initiate a sales proposal. We also must receive a specific export license for any hardware eventually exported from Israel. In 2006, approximately 50% of our revenue was derived from exports subject to Israeli export regulations. In 2006, the Israeli Government passed a law regulating export of “dual use” items (items that are typically sold in the commercial market but they also may be used in the defense market). As of May 31,2007, a bill was pending before the Knesset to adopt a new and enhanced law governing export of defense items and technologies.

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

        Approval of Israel Defense Acquisitions

        The Israeli Defense Entities Law (Protection of Defense Interests) became effective in January 2006. Among other matters, this law establishes conditions for the approval of an acquisition or transfer of control of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” is to occur through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Trade and Industry Minister. Although no such orders have been issued as of May 31, 2007, it is assumed that Elbit Systems and most of its Israeli subsidiaries will be designated as “defense entities” under the law.

        Orders issued under the law will also establish other conditions and restrictions. It is anticipated that in the case of a publicly traded company such as Elbit Systems, Israeli government approval will be required for acquisition of 25% or more of the voting securities or a smaller percentage of shares that grant “means of control.” Means of control for purposes of the law includes the right to control the vote at a shareholders meeting or to appoint a director. Orders relating to defense entities are also anticipated to, among other matters, (1) impose restrictions on the ability of non-Israeli resident citizens to hold “means of control” or to be able to “substantially influence” defense entities; (2) require that senior officers of defense entities have appropriate Israeli security clearances; (3) require that a defense entity headquarters be in Israel and (4) subject a defense entity’s international joint ventures and various technology transfers of the approval of the IMOD.

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

        Although failure to meet a best efforts buy-back obligation may limit our ability to be awarded future business from the applicable customer, in the majority of the cases buy-back is not linked to delivery payments or subject to specific or material contractual monetary penalties. The buy-back activities are a normal part of doing business in the defense industry with these customers. Over the number of years that we have been performing buy-back activities, we have not experienced significant difficulties in meeting our buy-back obligations, and therefore these buy-back activities are not believed to represent a material financial risk to our operations. Our maximum aggregate buy-back undertakings as of December 31, 2006 were approximately $1,078 million, to be fulfilled over a period of up to 10 years.

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

        Advance Payment Guarantees.    In some cases where we receive advances prior to incurring contract costs or making deliveries, the customer may require guarantees against advances paid. These guarantees are issued either by financial institutions or by us. We have received substantial advances from customers under some of our contracts. Under certain circumstances, such as if a contract is canceled for default and there has been an advance or progress payment, we may be required to return payments to the customer as provided in the specific guarantee. As part of the guarantees we provide to receive progress payments or advance payments, some of our customers require us to transfer to them title in inventory acquired with such payments. As of December 31, 2006, the amount of guarantees relating to customer advances were approximately $607 million.

        Performance Guarantees.    A number of projects require us to provide performance guarantees in an amount equal to a percentage of the contract price. Some of our contracts contain clauses that impose penalties or reduce the amount payable to us if there is a delay or failure in performing in accordance with the contract or the completion of a phase of work, including in some cases during the warranty period. These types of guarantees may remain in effect for a period of time after completion of deliveries under the contract. We provide these types of guarantees in the normal course of our business. As of December 31, 2006, the balance of performance guarantees for Group companies amounted to approximately $103 million.

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

Intellectual Property

        Patents, Trademarks and Trade Secrets.    Elbit Systems and Elop collectively own approximately 120 living patent families including patents and applications registered or filed in Israel, the United States, the European Patent Office and other countries. Tadiran Communications, Elisra and the Elbit Systems of America companies hold additional patents. Our technology spin-off companies often rely in part on our patented technology. We also hold approximately 30 trademarks relating to specific products. A significant part of our intellectual property assets relates to unique applications of advanced software-based technologies, development process and production technologies. These applications are often not easily patentable, but are considered as our trade secrets and proprietary information. We take a number of measures to guard our intellectual property against infringement as well as to avoid infringement of other parties’ intellectual property.

        Governmental Customers’ Rights in Data.    The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli Government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 35% of our revenues in 2006 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli Government funds research and development, it usually acquires rights to data and title to inventions. We often may retain a non-exclusive license for such inventions. The Israeli Government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the end product is purchased, we normally retain the principal rights to the technology. Sales of our products to the U.S. Government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

        Licensing.     There are relatively few cases where we manufacture under license. In such cases, the licensor typically is entitled to royalties or other types of compensation. In some cases where we have acquired business lines we obtain a royalty free license to use the applicable technology for specified applications. Occasionally, we license parts of our intellectual property to customers as part of the requirements of a particular contract. We also sometimes license technology to other companies for specific purposes or markets. Our technology spin-offs typically receive licenses to use relevant parts of our intellectual property for their designated business purposes. See above “Technology Spin-Offs – MediGuide and — Starling.”

Research and Development

        We invest in research and development (R&D) according to a long-term plan based on estimated market needs. Our R&D efforts focus on anticipating operational needs of our customers, achieving reduced time to market and increasing affordability. We emphasize improving existing systems and products and developing new ones using emerging or existing technologies.

        We perform R&D projects to produce new systems for the IMOD and other customers. These projects give us the opportunity to develop and test emerging technologies. We developed new tools for fast prototyping for both the design and development process. This permits the operational team members to effectively specify requirements and to automatically transfer them into software code. Examples of our ongoing defense-related R&D projects include those for night operation capabilities, laser systems, display systems, helmet mounted systems, other avionics systems, UAVs, UGVs, USVs, spaced based cameras, Recce systems, C4I systems, electric tank turret drive systems, unmanned turret systems and homeland security systems. We also perform R&D in the area of commercial aviation and commercial night vision products for automobiles. In addition, our technology spin-offs perform R&D in their areas of operation, mainly in the fields of medial instrumentation and broadband communications.

        We employ more than 2,500 software and hardware development and systems engineers engaged in advance programs for airborne, ground and naval defense, homeland security and space applications. More than 50% of our total workforce is engaged in research, development and engineering.

        Our customers fund part of our R&D, and we also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006
	(U.S. dollars in millions)
Total Investment	$86.4	$92.4	$115.6
Less Participation*	19.6	20.5	23.4

Net Investment	$66.8	$71.9	$92.2

_________________

*See above – “Government Rights in Data” and see below – “Conditions in Israel — Chief Scientist and Investment Center Funding.”

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

        Cyclone performs manufacturing and assembly of composite materials and other products at its facilities in Karmiel, Israel. Silver Arrow, Kinetics, ELSEC, Opgal, AEL and the European Subsidiary also perform manufacturing and assembly at their facilities. SCD has a high technology semiconductor manufacturing facility in Leshem, Israel, in which it performs electronic integration and assembly of thermal imaging sensors and laser diodes. IEI has facilities for manufacturing and repair of test equipment and other items. Some components of our products are manufactured in Romania at S.C. A-E Electronics S.A., a majority-owned Romanian subsidiary of Elbit Systems that manufactures metal parts and at Elmet International SRL, a wholly-owned subsidiary of Elbit Systems involved in machining and metal works.

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

Purchasing

        Elbit Systems purchasing activities in Israel are based in our facilities in Haifa and in Karmiel. Elop, Cyclone, Silver Arrow, Elisra, Tadiran Communications and most of our other operating subsidiaries also conduct purchasing activities. In the U.S., purchasing activities are based at the facilities of EFW, Kollsman and IEI. EFW also assists Elbit Systems in procurement activities in the United States, as does Elmec Inc., a wholly-owned subsidiary of Elbit Systems located in Chelmsford, Massachusetts.

        We generally are not dependent on single sources of supply. We manage our inventory according to project requirements. In some projects, specific major subcontractors are designated by the customer. Raw materials used by us are generally available from a range of suppliers internationally, and the prices of such materials are generally not subject to volativity.

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

        Representatives of our customers generally test our products before acceptance. Branches of the IDF and other customers have authorized us to conduct acceptance testing of our products on their behalf. In addition, Elbit Systems is certified for Software Compatibility Maturity Model (CMM) Level 3 of the U.S. Software Engineering Institute (SEI), indicating a high level of software maturity and software development capability. Elbit Systems is certified for ISO-9001:2000 including ISO-90003 for software and ISO-14001. Elop is certified for ISO-9001:2000, ISO-14001 and OSHAS 18001 and 9002 for software. Cyclone is certified for ISO-9001:2000 and ISO-4001, and Silver Arrow is certified for ISO-9001:2000. All the above, as well as Elisra, are certified by the National Standard Institution of Israel and by the National Quality Assurance (NQA) authority for AS9100. Elisra is also certified for ISO-14001 and SHAS 18001. Elisra, Tadiran Systems and Tadiran Spectralink are certified for ISO-9001:2000 and ISO-9000-3:1997. Tadiran Communications is certified for ISO-9001:2000 and ISO-90003 for software.

        EFW, IEI and Kollsman are certified for ISO-9001:2000 and AS9100. Kollsman also holds a European Aviation Safety Authority (EASA) certificate, and the quality systems of Kollsman and IEI comply with NATO AQAP requirements. Kollsman maintains FAA Part 145 approved repair stations in both New Hampshire and Kansas and is FAA Part 21 approved, holding a variety of FAA certifications in support of its commercial avionics business line. Kollsman’s KMC Medical Systems business is registered to IS 13485:2003, is FDA registered as a GMP manufacturer and is FDA compliant with Quality Systems Regulations 21 CFR Part 820, 803 and 806.

Service and Warranty

        We instruct our customers on the proper maintenance of our systems and products. In addition, we often offer training and provide equipment to assist our customers in performing their own maintenance. When required, support may be provided by a local support team or by experts sent from our main facilities.

        We generally offer a one — two-year warranty for our systems and products following delivery to, or installation by, the customer. In some cases we offer extended warranty periods. We maintain reserves for warranty obligations specifically determined for each project based on our experience and engineering estimates. These reserves are intended to cover post-delivery functionality and operating issues for which we are responsible under the applicable contract.

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

        In the U.S., the ESA companies lead our marketing activities, both from the Texas, New Hampshire and Alabama facilities and from offices in the Washington, D.C. ESA operates under an SSA that allows it and its subsidiaries to work on certain classified U.S. Government programs. See above “Principal Subsidiaries – ESA.” Talla-Com leads Tadiran Communications’ marketing efforts in the U.S., and its subsidiary Talla-Tech also operates under an SSA.

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

        Outside of Israel, we compete in a number of areas with major international defense contractors. Our main competitors include divisions and subsidiaries of Northrop Grumman Corporation, Raytheon Inc., Honeywell, BAE Systems Ltd., Rockwell Collins, L-3 Communications Holdings, Inc., Thales S.A., Harris Corporation, European Aerospace Defense and Space Company EADS N.V., Goodrich Corporation, FLIR Systems, Inc., Rhode and Schwartz GmbH, Selex Communications Ltd. and ITT Defense Limited. Our competitors also include a number of other major defense contractors in the United States and Europe. We also compete with a range of companies in the commercial avionics market. Most of these competitors have greater financial, marketing and other resources than ours. We also compete with numerous smaller companies and other Israeli companies around the world.

        Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ combat-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

        Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customers during the last three years were the IMOD, that accounted for, 18% of our revenues in 2004, 26% in 2005 and 24% in 2006, and the U.S. Government, that accounted for 10% of our revenues in each of 2004 and 2005 and 15% of our revenues in 2006.

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

        Chief Scientist (OCS) and Investment Center Funding

        The Government of Israel, through the OCS and the Israel Investment Center (the Investment Center), encourages research and development projects oriented towards export products and participates in the funding of such projects as well as company investments in manufacturing infrastructures.

        Under the terms currently applying to OCS funding, companies receiving funding for development of products must pay the Israeli Government a royalty of usually 0% (in the case of non-royalty bearing grants) to 5% of the sales of products developed from a project funded by the OCS. These payments start with the beginning of sales of such products and typically end when 100% of the dollar value of the grant is repaid. For grants provided starting in 1999, the recipient must also pay interest payments to the OCS on the amount of the grant. The annual interest payment rate is LIBOR. The terms of Israeli Government participation also require that the rate of manufacture of products developed with government grants be performed in Israel at a rate equal to or higher than the rate contained in the funding proposal, unless a special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the Government participates.

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

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating Financial Review and Prospects –Management’s Discussion and Analysis

        The following discussion and analysis should be read together with our audited consolidated financial statements and notes appearing in Item 18 below.

General

Critical Accounting Policies and Estimates

        Our significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006.

        Our results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States (U.S. GAAP). The preparation of the consolidated financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in critical accounting policies could materially impact our operating results and financial condition.

        We believe our most critical accounting policies relate to:

•	Revenue Recognition.
•	Business Combinations and Purchase Price Allocation.
•	Impairment of Goodwill and Other Long-Lived Assets.
•	Other-Than-Temporary Decline in Value of Investments in Investee Companies.
•	Useful Life of Long-Lived Assets.

        Revenue Recognition

        We generate revenues, mainly from long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a minor extent we provide support and services for such systems and products.

        Revenues from long-term contracts are recognized based on Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (SOP 81-1) according to which revenues are recognized on the percentage-of-completion basis.

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

        Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage-of-completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogenous or small quantity of units, revenue is recognized based on the achievement of performance milestones, which provide a more reliable, and objective, measure to the extent of progress toward completion.

        Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method and units-of-delivery method as applicable to the phase of the contract, as the basis to measure progress toward completion. In addition, when measuring progress toward completion under the development portion of the contract, we consider other factors, such as achievement of performance milestones.

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

        We believe that the use of the percentage-of-completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform our contractual obligations, and our customers are expected to satisfy their obligations under the contract.

        In cases where the contract involves the delivery of products and performance of services, we follow the guidelines specified in EITF 00-21, “Revenue Arrangements with Multiple Deliverables” in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services.

        In certain circumstances, sales under short-term fixed-price production type contracts are accounted for in accordance with SAB No. 104, “Revenue Recognition in Financial Statements” (SAB 104). In such cases sales are recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

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

        Business Combinations and Purchase Price Allocation

        Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company’s assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill. The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is allocated to identifiable net assets, intangible assets other than goodwill, in-process research and development (IPR&D) activities and to goodwill. The amount allocated to IPR&D is being charged immediately to the Group’s results of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (FIN 4). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life.

        Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method used is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate.

Another area which requires judgment which can impact our results of operations is estimating the expected useful lives of the intangible assets.

        To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As the Group companies operate in industries which are extremely competitive, the value of the intangible assets, including goodwill and their respective useful lives, are exposed to future adverse changes which can result in a charge to our results of operations.

        Impairment of Goodwill and Other Long-Lived Assets

        Consistent with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized and is tested at least annually for impairment. According to SFAS 142, an impairment loss will be recognized when the carrying value of the goodwill is not recoverable and exceeds its fair value. We conduct a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods.

        The methods commonly used to value reporting units are the Income, Market and Cost approaches. Our reporting units fair market value was estimated using two valuation methodologies: the Income Approach and the Market Approach. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results.

        As of December 31, 2006, our goodwill amounted to $58.4 million. We tested our goodwill as of December 31, 2006 and concluded that no impairment loss was identified.

        Consistent with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we evaluate long-lived assets for impairment and assess their recoverability whenever events or circumstances indicate that carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries which are extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an impairment charge to our results of operations. As of December 31, 2006, our long-lived assets amounted to $365.2 million, including $70.6 million in intangible assets, and we concluded that there were no indicators for impairment.

        Should our future impairment tests determine that impairment has occurred in the value of our goodwill or long-lived assets, such impairment may have a material effect on our financial results in the period in which the impairment is determined.

        Other-Than-Temporary Decline in Value of Investments in Investee Companies

        At the end of each reported period we evaluate whether an other-than-temporary decline in the value of an investment in investee companies has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

        An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered in this determination include financial information (including, among others, budgets, business plans and financial statements) and independent appraisals, if available. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, specific conditions affecting the investment, such as in the industry or in a geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As the Group operates in industries which are extremely competitive, it is possible that estimates could change in the near term, and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. See also “Other Income (Expenses) (Net)” below.

        Useful Life of Long-Lived Assets

        Intangible assets and property, plant and equipment are amortized over their estimated useful lives. Determining the useful life of such assets involves the use of estimates and judgments. In determining the useful life we take into account various factors such as the expected use of the assets, effects of obsolescence, competition, demand, changes in business, acquisitions and other economic factors. If we estimate changes and the useful lives of such assets increase or decrease, it will affect our results of operations.

Sarbanes-Oxley Act

        According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, Elbit Systems is required to include in our annual report for the fiscal year ending December 31, 2006 an assessment, as of the end of the fiscal year, of the effectiveness of our internal controls over financial reporting.

        During 2006, we took steps to assure compliance of our documentation and internal controls over financial reporting with the guidelines stipulated in the Sarbanes-Oxley Act. We have completed the required activities for the 2006 year end financial statements.

New Accounting Standards

        The following are the recently issued accounting standards that may have an impact on our financial statements:

•	FIN 48. In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes, including tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period and if a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings of 2007. We implemented FIN 48 in the first quarter of 2007. As a result of the implementation, our tax liabilities increased by $4.8 million, which were recorded as a reduction to the opening balance of retained earnings as of January 1, 2007. We do not expect a significant increase or decrease in unrecognized tax benefits during 2007.

•	SFAS 157. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). This Statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. The Statement does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to represent fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 157.

•	SFAS 158. In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R) (SFAS 158). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. Effective December 31, 2006, we adopted the recognition and disclosure provisions of Statement 158. The effect of adopting Statement 158 on our financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. See below – Item 18. Financial Statements — Note 15 (Benefit Plans and Accrued Terminational Liability) for further discussion of the effect of adopting SFAS 158 on our consolidated financial statements.

•	SFAS 159. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). This Statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS 159.

Off Balance Sheet and Other Long-Term Arrangements and Commitments

        Buy-Back.     In connection with long-term projects in certain countries, Elbit Systems and certain subsidiaries undertook to use our respective best efforts to make or facilitate purchases or investments in those countries at specified percentages (typically up to 100%) of the amount of the specific contract. The companies’ obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2006 amounted to $1,078 million to be performed over a period of up to 10 years. In the opinion of our management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis. See above – Item 4. Information on the Company – Buy Back.

        Government Funding of Development.    Elbit Systems and certain Israeli subsidiaries partially finance our research and development expenditures under programs sponsored by the Government of Israel Chief Scientist Office (OCS) for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured. In exchange for participation in the programs by the OCS, Elbit Systems and the subsidiaries agreed to pay 0% — 5% of total sales of products developed within the framework of these programs. The obligation to pay these royalties is contingent on actual sales of the products. Elbit Systems and some of its subsidiaries may also be obligated to pay certain amounts to the Israeli Ministry of Defense (IMOD) and others on certain sales including sales resulting from the development of some of the technologies developed with their participation. See above – Item 4. Information on the Company – Conditions in Israel – Chief Scientist and Investment Center Funding.

        Lease Commitments.    The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2006 as follows: $14 million for 2007, $12 million for 2008, $9.5 million for 2009 and $28 million for 2010 and thereafter.

        Bank Covenants.    In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. See below – “Liquidity and Capital Resources – Financial Resources.” Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2006, Elbit Systems and its subsidiaries, except Elisra, were in compliance with all covenants. As of December 31, 2006, Elisra did not comply with its financial covenants. As a result, the banks requested to register a general floating lien on the assets of Elisra. In February 2007, Elisra’s Board of Directors approved the banks’ request.

        Bank Guarantees.    As of December 31, 2006, guarantees in the aggregate amount of approximately $766 million were issued by banks on behalf of Group companies in order to secure certain advances from customers and performance bonds.

        Purchase Commitments.    As of December 31, 2006 and 2005, the Group had purchase commitments that amounted to approximately $681 and $661 million, respectively. These purchase orders and subcontracts are typically in a standard format proposed by the Group, with the subcontracts and purchase orders also reflecting provisions from the applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by the Group’s customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendors’ or subcontractors’ default, as well as the Group’s right to terminate the order or subcontract for the Group’s convenience (or if the Group’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

        Cancellation of Export Authorizations for Elisra Project.    As a result of cancellation of the export authorization in 2006 to a foreign country (the Customer), Elisra and one of its subsidiaries were forced to terminate four projects. Most of the activity in respect of the projects the total amount of which was approximately $40 million, has already been executed and the deliveries have been made to the Customer. For those projects, Elisra and its subsidiary provided to the Customer advances and performance guarantees issued by banks and financial institutions in the total amount to approximately $10 million. Elisra’s and Elbit Systems’ management, based on the opinion of its legal advisors, believe that the financial impact of the four projects’ termination in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of Elbit Systems. The Customer financed the projects by means of bank loans. The banks received indemnity letters as security for repayment of the loans. Most of the indemnity was provided to the banks by International Foreign Trade Risks Insurance Company (IFTRIC) (since renamed ASHRA), and the balance was provided by Elisra and its subsidiary. In addition, Elisra provided indemnity letters to IFTRIC that can be exercised upon the occurrence of specific unusual events and is subject to IFTRIC fulfilling its commitments to the banks. In the opinion of Elisra’s and Elbit Systems’ management, no provisions are required in respect of these indemnity letters.

Acquisitions and Divestitures During 2006

        See above – Item 4. Information on the Company – Recent Acquisitions and Divestitures.

        Sandel

        On May 31, 2006, our U.S. subsidiary, Kollsman acquired a 20% preferred share interest in Sandel Avionics, Inc. (Sandel) in consideration for $12.5 million (represented by a $11.5 million cash payment and a $1 million holdback to be paid within 12 months). Sandel, based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market. We expect that some of Kollsman’s new products will be integrated with Sandel’s display electronics for the general aviation market.

        Kollsman has an option to buy the remaining 80% interest in Sandel for a period of 30 months after the initial investment at the equivalent price per share as the first transaction. During the option period, Kollsman has the right to representation on the Sandel board of directors, as well as several specific minority rights. In addition, Kollsman and Sandel have formed an alliance to cooperate on product development and marketing.

        Tadiran Communications

        On June 5, 2006, Elbit Systems acquired approximately 4.3% of Tadiran Communications’ outstanding shares in consideration for $18.3 million. Following the acquisition, Elbit Systems held approximately 43% of Tadiran Communications’ shares.

        Based on a PPA performed by an independent advisor, the excess of the amounts paid for the above mentioned Tadiran Communications shares acquired over their book value was attributed as follows:

	Book value in Tadiran	Excess cost	Total	Expected useful lives of excess cost
	(in thousands of U.S. dollars)
Working capital	$2,600	—	$2,600	—
Inventory	1,000	300	1,300	Up to a quarter
Long-term assets and investments	1,300	100	1,400	5 years
Long-term liabilities	(1,800)	—	(1,800)	—
Brand name	400	600	1,000	15 years
Customer base	—	5,300	5,300	2-12 years
Technology	200	2,300	2,500	10 years
IPR&D	—	1,000	1,000	Immediate write-off
Goodwill	2,500	2,500	5,000	Indefinite - subject to annual impairment test

	$6,200	$12,100	$18,300

        With respect to Elbit Systems’ acquisition in April 2007 of the balance of the Tadiran Communications’ shares pursuant to a tender offer, see below – Item 4. Information on the Company - Recent Acquisitions and Divestitures - Tadiran Communications.

        Soltam.     In December 2006, Elbit Systems sold our holdings in Soltam Systems Ltd. (Soltam) in consideration for $5 million, to be paid in 24 monthly installments. An amount of $2.3 million was recorded as long-term receivables. A gain of $1.5 million was recorded as other income.

Backlog of Orders

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

        Our backlog of orders as of December 31, 2006 reached $3,786 million, of which 68% were for orders outside Israel. The Company’s backlog as of December 31, 2005 was $3,347 million, of which 72% were for orders outside Israel. Approximately 70% of our backlog as of December 31, 2006 is scheduled to be performed during 2007 and 2008. The majority of the 30% balance is scheduled to be performed in 2009 and 2010. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

        Trends in the defense electronics and homeland security markets in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world. Lessons learned in Operation Iraqi Freedom, Afghanistan and various terrorist actions worldwide have increased the focus of defense forces on low intensity conflicts and homeland security.

        In the defense electronics market, there is an increasing demand for products and systems in the areas of C(4)ISR. Accordingly, while we continue to perform platform upgrades, more emphasis is being placed on C(4)ISR, including information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAVs, other unmanned vehicles, space and satellite based defense capabilities and homeland security systems. We believe that its core technologies and abilities will enable us to take advantage of many of these emerging trends, as well as to continue to participate in the “Current Force” legacy operations of our customers.

        In recent years consolidations in the defense industry have affected competition. This has decreased the number but increased the relative size and resources of our competitors. We adapt to evolving market conditions by adjusting our business strategy to changing defense market conditions. It also anticipates continued competition in defense markets due to declining defense budgets in some countries. We believe in our ability to compete on the basis of its systems development and technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and in the same time enhancing the industrial capabilities at these countries.

Summary of Operating Results

        The following table sets forth the consolidated statements of operations of Elbit Systems and our subsidiaries for the years ended December 31, 2006 and December 31, 2005.

        The financial statements of Elbit Systems include consolidation of Elisra’s financial results, commencing December 1, 2005, therefore Elisra’s results are included in 2006 results and are not included in the 2005 results, prior to the day of the acquisition.

	For the year ended on December 31
	2006		2005
	$	%	$	%
	(In thousands of U.S. dollars except per share data)
Total revenues	1,523,243	100.0	1,069,876	100.0
Cost of revenues	1,149,768	75.5	786,616	73.5
Restructuring expenses (pre-contract and
equipment write-off)	-	-	3,488	0.4

Gross profit	373,475	24.5	279,772	26.1

Research and development (R&D) expenses	115,648	7.6	92,375	8.6
Less - participation	(23,416)	(1.5)	(20,472)	(1.9)

R&D expenses, net	92,232	6.1	71,903	6.7
Marketing and selling expenses	111,880	7.3	78,648	7.4
General and administrative expenses	77,505	5.1	54,417	5.1
IPR&D write-off	-	-	7,490	0.7

	281,617	18.5	212,458	19.9

Operating income	91,858	6.0	67,314	6.3
Finance expenses, net	(21,456)	(1.4)	(11,472)	(1.1)
Other income (expenses), net	1,814	0.1	(5,326)	(0.5)

Income before taxes on income	72,216	4.7	50,516	4.7
Taxes on income	20,694	1.3	16,335	1.5

	51,522	3.4	34,181	3.2
Minority interest in loses (gains) of subsidiaries	5,977	0.4	(58)	(0.0)
Equity in net earnings (losses) of affiliated
companies and partnership	14,743	1.0	(1,636)	(0.2)

Net earnings	72,242	4.7	32,487	3.0

Diluted earnings per share	1.72		0.78

2006 Compared to 2005

        Elisra

        The results of Elisra were included in our consolidated financial reports commencing December 1, 2005. The effect on 2005 results was mainly a $7.5 million IPR&D write-off. Because of the acquisition date (November 30, 2005), the effects of Elisra’s results on our consolidated results in 2005 were not material.

        Accordingly, in light of the immaterial effect of Elisra on our 2005 results, in order to facilitate comparison of our 2006 results to those of 2005, the following information is provided on Elisra’s 2006 results: revenues — $219 million, gross profit — $29 million and net loss – $26 million. Our net share in the loss (70%) was $18 million.

        The results of Elisra reflected increased costs in the performance of several programs, mainly in the fourth quarter of 2006. Elisra’s results reduced our gross profit, operational profit and net profit percentages.

        In February 2007, Elisra’s Board of Directors approved the framework of an efficiency plan, including a reduction in the number of employees, with a potential efficiency plan cost of up to $16 million. The plan also includes co-location to one operating site as well as other cost cutting measures. The goal of the plan is to return Elisra to profitability. We believe that the efficiency plan, which requires the cooperation of Elisra’s employees, provides a reasonable basis to improve Elisra’s efficiency. In the event the level of Elisra’s implementation of the plan is not as expected, we will evaluate whether this would require us to reflect any significant impairment in our recorded assets related to Elisra.

        Revenues

        Our sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

        Our consolidated revenues increased by 42.4%, from $1,069.9 million in 2005 to $1,523.2 million in 2006.

        The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2006		December 31, 2005
	$ millions	%	$ millions	%

Airborne systems	547.8	35.9	420.8	39.3
Land systems	317.7	20.9	117.4	11.0
C(4)ISR systems	313.5	20.6	217.3	20.3
Electro-optics	223.3	14.7	242.3	22.7
Other (mainly non-defense engineering and production services)	120.9	7.9	72.1	6.7

Total	1,523.2	100.0	1,069.9	100.0

        The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2006		December 31, 2005
	$ millions	%	$ millions	%

Israel	407.1	26.7	315.4	29.5
United States	609.5	40.0	397.5	37.2
Europe	233.7	15.3	104.2	9.7
Other countries	272.9	18.0	252.8	23.6

Total	1,523.2	100.0	1,069.9	100.0

        The changes in revenues by areas of operation, other than the inclusion of Elisra, were in revenues from customers for land systems, which were increased mainly as a result of sales related to systems supplied to the USMC.

        The changes in revenues by geographic distribution, other than standard quarterly fluctuations, were in the revenues from customers in Europe and the U.S., which were increased mainly as a result of the Watchkeeper project in the United Kingdom and systems to the USMC.

        Gross Profit

        Our gross profit represents the aggregate results of our activities and projects and is based on the mix of programs in which we are engaged during the reported period.

        Gross profit in 2006 was $373.5 million (with a gross profit margin of 24.5%), as compared to $279.8 million (gross profit margin of 26.1%) in 2005. The decrease in the gross profit margin was mainly as a result of the lower gross profit margin generated by Elisra.

        Research and Development (R&D)

        We continually invest in R&D in order to maintain and further advance our technologies, in accordance with a long-term plan, based on our estimate of future market needs.

        Our R&D included programs which are partially funded by third parties, including the IMOD, the OCS and bi-national and European development funds. The R&D was performed in all major areas of our core technological activities and mainly in the areas of advanced airborne systems, C(4)I systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors and homeland security technologies and products. See above – Item 4. Information on the Company – Research and Development.

        Gross R&D expenses in 2006 totaled $115.6 million (7.6% of revenues), as compared with $92.4 million (8.6% of revenues) in 2005.

        Net R&D expenses (after deduction of third party participation) in 2006 totaled $92.2 million (6.1% of revenues), as compared to $71.9 million (6.7% of revenues) in 2005.

        Marketing and Selling Expenses

        We maintain our activities in developing new markets and pursues various business opportunities according to our plans.

        Marketing and selling expenses in 2006 were $111.9 million (7.3% of revenues), as compared to $78.6 million (7.4% of revenues) in 2005.

        General and Administrative (G&A) Expenses

        G&A expenses in 2006 were $77.5 million (5.1% of revenues), as compared to $54.4 million (5.1% of revenues) in 2005.

        The increase in G&A expenses in 2006 compared to 2005 was related to the cost of various exploratory merger and acquisition, legal, audit and control activities, including expenses related to compliance with the Sarbanes-Oxley Act.

        Financing Expenses (Net)

        Net financing expenses in 2006 were $21.5 million, as compared to $11.5 million in 2005.

        The increase in the net financing expenses resulted mainly from a higher level of long-term loans during the first half of 2006.

        Other Income (Expenses) (Net)

        Other income in 2006 was a $1.8 million gain, which was mainly as a result of the capital gain related to the selling of Soltam shares, as compared to a $5.3 million loss in 2005, which included a write-off of $5.4 million related to our investment in Image–Sat International B.V.

        Taxes on Income

        Our tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject.

        Provision for taxes in 2006 was $20.7 million (tax rate of 28.7%), as compared to a provision for taxes of $16.3 million (tax rate of 32.3%) in 2005. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group’s companies generating the taxable income operate.

        Company’s Share in Earnings of Affiliated Entities

        In 2006, we had income of $14.7 million from our share in earnings of affiliated entities, as compared to a loss of $1.6 million in 2005. Our share in earnings of affiliated entities in 2005 included $8.5 million in IPR&D write-offs related to Tadiran.

        The companies and partnerships, in which we hold 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to our core business activities, including electro-optics, airborne systems and communications.

        Net Earnings and Earnings Per Share (EPS)

        Net earnings in 2006 were $72.2 million (4.7% of revenues), as compared to reported net earnings of $32.5 million (3.0% of revenues) in 2005. Diluted EPS was $1.72 in 2006, as compared to $0.78 in 2005.

        The number of shares used for computation of diluted EPS in the year ended December 31, 2006 was 41,880 thousand shares, as compared to 41,623 thousand shares in the year ended December 31, 2005.

         Net earnings in 2005 included a $8.5 million IPR&D write-off related to the acquisition of Tadiran Communications’ shares in 2005.

2005 Compared to 2004

        Revenues

        Our consolidated revenues increased by 13.8%, from $939.9 million in 2004 to $1,069.9 million in 2005.

        Following the acquisition of Elisra’s shares, our consolidated revenues in 2005 included $15.7 million of Elisra’s revenues.

        The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2005		December 31, 2004
	$ millions	%	$ millions	%
Airborne systems	420.8	39.3	367.9	39.1
Land systems	117.4	11.0	199.2	21.2
C4ISR systems	217.3	20.3	108.9	11.6
Electro-optics	242.3	22.7	200.3	21.3
Other (mainly non-defense engineering and production services)	72.1	6.7	63.6	6.8

Total	1,069.9	100.0	939.9	100.0

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

        C4ISR systems revenues increased by 100% from $108.9 million to $217.3 million. The increase in C(4)ISR revenues resulted mainly from sales in the IMOD’s Digital Army Program (DAP) related projects.

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

        R&D

        Our R&D activities in the reported period are coordinated with, and partially funded by, third parties, including the IMOD and the OCS. These programs were mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors.

        Gross R&D expenses in 2005 totaled $92.4 million (8.6% of revenues), as compared with $86.4 million (9.2% of revenues) in 2004.

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

        G&A Expenses.    G&A expenses in 2005 were $54.4 million (5.1% of revenues), as compared to $47.8 million (5.1% of revenues) in 2004. The increase in G&A expenses in 2005 compared to 2004 was related to the cost of various exploratory merger and acquisition, legal, audit and control activities, including expenses related to compliance with the Sarbanes-Oxley Act.

        Financing Expenses (Net).    Net financing expenses in 2005 were $11.5 million, as compared to $5.9 million in 2004. The increase in the net finance expenses resulted mainly from a higher level of long-term loans, currency exchange rate differences and an increase in market interest rates.

        Other Expenses (Net)

        Other expenses in 2005 were a $5.3 million loss as compared to a $0.8 million gain in 2004.

        During the fourth quarter of 2005, the fair value of ISI decreased as a result of a decrease in ISI’s backlog and estimated future cash flows. Based on a valuation performed by an independent advisor, we wrote-off approximately $5.4 million of our investment in ISI.

        Taxes on Income.    Provision for taxes in 2005 was $16.3 million (effective tax rate of 32.3%), as compared to a provision for taxes of $15.2 million (effective tax rate of 25.1%) in 2004. Excluding the IPR&D related to Elisra and the write-off related to ISI, which are not deductible for tax purposes, our effective tax rate was 25.8%.

        Company’s Share in Earnings of Affiliated Entities.    In 2005, we had net expense of $1.6 million from our share in earnings of affiliated entities, as compared to an income of $6.6 million in 2004. The decrease in our share in earnings of affiliated entities in 2005 resulted mainly from inclusion of the write-off of IPR&D related to the acquisition of Tadiran Communications shares, which amounted to $8.5 million.

        EPS

        Net earnings in 2005 were $32.5 million (3.0% of revenues), as compared to net earnings of $51.9 million (5.5% of revenues) in 2004. Fully diluted EPS was $0.78 in 2005, as compared to $1.26 in 2004.

        Net earnings include IPR&D related to Tadiran Communications and Elisra and other write-offs, which amounted in 2005 to approximately $18.6 million, and in 2004 to approximately $1.0 million.

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

Financial Resources

        The financial resources available to us include profits, collection of accounts receivable, advances from customers and Government of Israel and other third parties’ programs such as the OCS and development grants. In addition, Elbit Systems has access to bank credit lines and financing in Israel and abroad based on our capital, assets and activities. Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements such as for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2006, each of the companies subject to financial covenants, except Elisra, was in compliance with the applicable covenants. With respect to Elisra’s financial covenants as of December 31, 2006 see above “Off-Balance Sheet and Other Long-Term Arrangements and Commitments – Bank Covenants.”

        On December 31, 2006, we had total borrowings in the amount of $153.3 million, including $125.3 million in long-term loans, and $765.6 million in guarantees issued on our behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2006, we had a cash balance amounting to $84.6 million. We also have the ability to raise funds on the capital market and through expansion of our credit lines.

        As of December 31, 2006, we had working capital of $118 million, and our current ratio was 1.15. Our ratio of equity to total assets was 27.9%.

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

        For further information on the level and maturity of our borrowings, see below – Item 18. Financial Statements – Note 11 (Short-Term Bank Credit and Loans) and Note 14 (Long-Term Loans). We believe our working capital is sufficient to support our current requirements and financial covenants.

2006 Cash Flow

        Our net cash flow generated from operating activities in 2006 was $201 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories. Net cash flow used for investment activities in the year ended December 31, 2006 was $87 million, which was used mainly for acquisition of Tadiran Communications’ and Sandel’s shares in the second quarter of 2006 and purchase of various assets and equipment. Net cash flow used for financing activities in 2006 was $123.3 million, which was mainly for repayment of long-term loans.

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

Material Commitments for Capital Expenditures

        We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ended December 31, 2007 and the subsequent fiscal year. See above “Financial Resources.” Our specific material commitments for capital expenditures (which include mainly the purchase of equipment, vehicles and buildings) as of December 31, 2006 and May 31, 2007 were approximately $2 million, and were and will be paid, respectively, out of cash from operations. See also below – Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 9 (Property, Plant and Equipment, Net) to the Financial Statements.

        In general, subsidiaries are able to freely transfer cash dividends, loans or advances to Elbit Systems, subject to tax considerations in their applicable jurisdictions. Such tax considerations have not had in the past, and are not anticipated to have, a material impact on our ability to meet cash obligations.

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

        On December 31, 2006, our liquid assets were comprised of bank deposits, and we had no investments in liquid equity securities that were subject to market fluctuations, except for its shareholdings in Tadiran. Our deposit and loans are based on variable interest rates, and their value as of December 31, 2006 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

NIS/U.S. Dollar Exchange Rates

        We attempt to manage our financial activities in order to reduce material financial losses in U.S. dollar terms resulting from the impact of inflation and exchange rate fluctuations on our non-U.S. dollar assets and liabilities. Our income and expenses in Israeli currency are translated into U.S. dollars at the prevailing exchange rates as of the date of the transaction. Consequently, we are affected by changes in the NIS/U.S. dollar exchange rates. On December 31, 2005 and 2006, we had exposure due to NIS denominated liabilities of $37 million and $88 million, respectively, in excess of NIS denominated assets. These liabilities represent mostly provisions for wages and trade payables. The amount of our exposure to the changes in the NIS/U.S. dollar exchange rate may vary from time to time.

        Most of our future cash flows which will be in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2006 by forward contracts and options. On December 31, 2006, we had forward contracts for the sale and purchase of such foreign currencies totaling $315.9 million ($113.3 million in Euro, $88.7 million GBP and the balance in other currencies).

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

        In the past, our profitability was somewhat negatively affected when inflation in Israel (measured by the change in CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2003, the inflation rate was approximately negative 1.9% and the devaluation rate was negative 7.6%. In 2004, the inflation rate was approximately 1.2% and the devaluation rate was negative 1.6%. In 2005, the inflation rate was approximately 2.4% and the devaluation rate was 6.8%. In 2006, the inflation rate was approximately negative 0.1% and the devaluation rate was negative 8.2%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

        Most of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2006 by forward contracts. On December 31, 2006, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies. As of December 31, 2006, the forward contracts to buy U.S. dollars and sell GBP are expected to mature during the years 2007 — 2013. All of the other forward contracts are expected to mature during 2007.

        The table below presents (in millions) the balance of the hedging acquired in derivative instruments in order to limit the exposure to exchange rate fluctuations as of December 31, 2006 and is presented in millions of U.S. dollar equivalent terms.

Forward	Notional Amount	Fair Value of Derivative
Buy US$ and Sell:
Euro	107.3	(3.8)
GBP	160.7	(10.3)
Other various currencies	7.4	0
Forward	Notional Amount	Fair Value of Derivative
Sell US$ and Buy:
Euro	39.4	0.7
GBP	0.5	0
Other various currencies	0.7	0

Contractual Obligations

		Less than 1 year	1-3 years	4-5 years	5 years
		(U.S. dollars in millions)
1.	Long-Term Debt Obligations	$10	$123	$0	$2
2.	Operating Lease Obligations	14	21	19	9
3.	Purchase Obligations*	540	113	22	6
4.	Other Long-Term Liabilities Reflected on the
	Company's Balance Sheet under U.S. GAAP**	—	—	—	—
5.	Other Long-Term Liabilities	—	—	—	—

	Total	$564	$257	$41	$17

*	For further description of the Purchase Obligations see above “Off-Balance Sheet and Other Long-Term Arrangements and Commitments – Purchase Commitments” and see below – Item 18. Financial Statements – Note 17I (Commitments and Contingent Liabilities – Contractual Obligations).

**	See above – Item 4. Information on the Company – Buy-Back. The obligation amount does not include an amount of $189 million of employee termination liabilities. See below Item 18. Financial Statements – Note 2P (Significant Accounting Policies –Severance Pay) and Note 15 (Benefit Plans and Accrued Termination Liability).

Off-Balance Sheet Transactions

        See above “General – Off-Balance Sheet and Other Long-Term Arrangements and Commitments.”

Item 6.	Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors

        The directors of Elbit Systems as of May 31, 2007 are as follows:

Name	Age	Director Since
Michael Federmann (Chairman)	64	2000
Moshe Arad	72	2005
Avraham Asheri	69	2000
Rina Baum	62	2001
David Federmann	32	2007
Yaacov Lifshitz (External Director)	63	2003
Yigal Ne'eman	65	2004
Dov Ninveh	60	2000
Nathan Sharony (External Director)	72	2002

        The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2007. The term of office for Nathan Sharony as an External Director expires in March 2008 and for Yaacov Lifshitz as an External Director in August 2009.

        Michael Federmann.    Michael Federmann has served as Chairman of the Board of Directors since the merger with Elop in 2000. He served as Chairman of the Board of Directors of Elop from 1988 until the merger. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as Chairman and CEO of Federmann Enterprises Ltd. (FEL). Currently, he also serves as Chairman of the Board of Directors of Dan Hotels Corp. Ltd. (Dan Hotels). Mr. Federmann is Deputy Chairman of the Board of Governors of the Hebrew University in Jerusalem (the Hebrew University) and a member of the Board of Governors and the Executive Council of the Weizmann Institute of Science. He serves as the President of the Israel-Germany Chamber of Industry and Commerce. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University.

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

        Avraham Asheri.    Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the Boards of Directors of Elron Electronic Industries Ltd., Discount Mortgage Bank Ltd., Koor Industries Ltd., Mikronet Ltd. and Africa Israel Investment Ltd. Mr. Asheri was President and Chief Executive Officer of Israel Discount Bank from 1991 until 1998, and Executive Vice President and member of its management committee from 1983. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as Director General of the Israel Ministry of Industry and Trade, Managing Director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor’s degree in economics and political science from the Hebrew University.

        Rina Baum.    Rina Baum is Vice President for Investments of FEL, and since 1986 has served as Director and General Manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels and Etanit Building Products Ltd., as well as in other managerial positions within the Federmann Group. She also serves as a director in Harel-PIA Mutual Funds Management Company Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.

        David Federmann.    David Federmann has served in various management capacities in FEL since 2000 and since 2002 as Business Development Manager of Freiberger Compound Materials GmbH in Freiberg, Germany. In 2000 he joined FEL. Mr. Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

        Yaacov Lifshitz (External Director).    Yaacov Lifshitz serves as a director of several companies and as a lecturer in the fields of economics, public policy and management. He currently is a lecturer at the Department of Economics and the Department of Public Policy and Management of Ben-Gurion University. He also currently serves on the Boards of Directors of Kali – Insurance Agencies Ltd. and Carmel Investments Ltd. In addition, he is a member of the Investment Committee of Angels-Club Ltd., a company engaged in raising capital for start-up ventures. During the period from 1994 to 2002, Mr. Lifshitz served at various times as the Chairman of the Boards of Directors of Hamashbir Lazarchan Israel Ltd., Israel Military Industries Ltd., Spectronix Ltd., Dor Chemicals Ltd., Dor Energy Ltd., DorGas Ltd. and the Israeli Foreign Trade Risk Insurance Corp. Ltd. He also served from 1995 to 2002 as the Chairman of the Executive Board of the Israel Management Center. Prior to that he held various senior positions in government, banking and industry, including Director General of the Israel Ministry of Finance, Chief Economic Advisor to the Israel Ministry of Defense, Senior Vice President and Chief Credit Officer of Israel Discount Bank and President and CEO of Electra (Israel) Ltd. Mr. Lifshitz holds a bachelor’s degree in economics and political science and a master’s degree in economics from the Hebrew University.

        Yigal Ne’eman.    Yigal Ne’eman has served since 1994 as the Chairman and President of the Israel College. From 1989 to 1993, he served as Chairman and as a shareholder of several industrial, commercial and service companies. Mr. Ne’eman served as the President and CEO of Tadiran Electronic Industry Ltd. (Tadiran) from 1981 to 1989. Prior to that he held a number of management positions in the control and finance departments of Tadiran. Mr. Ne’eman completed his accounting studies at the Hebrew University and is a Certified Public Accountant.

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

        Nathan Sharony (External Director).    Nathan Sharony has served since 1997 as a director for several companies. He currently serves as a director for Bituach Yashir Ltd., an insurance company, Union Bank, Ormat Industries Ltd., Genoa Technologies Ltd., H-Tachof Ltd. and Israel Bonds International Inc. From 1997 to 1999, he served as Chairman of Technorov Holdings (1993) Ltd. From 1994 to 1997, he was Chief Executive Officer of Israel Bonds, a U.S. brokerage. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli Government Economic Mission to the U.S., President and Chief Executive Officer of Elop and Vice President for Logistics of Tadiran Ltd. In 1982, Mr. Sharony completed 30 years of service in the Israel Defense Forces, retiring with the rank of Major General. Mr. Sharony participated in the Field Artillery Battery Officers Course in Fort Sill, Oklahoma.

Executive Officers

        The executive officers of Elbit Systems as of May 31, 2007 are as follows:

Name	Age	Position
Joseph Ackerman	58	President and Chief Executive Officer
David Block Temin	52	Corporate Vice President and General Counsel
Guy Brill	55	Corporate Vice President and Co-General Manager - Technologies and Operations
Itzhak Dvir	59	Corporate Vice President and Chief Operating Officer
Robert Elrod	68	President and Chief Executive Officer - ESA
Jacob Gadot	60	Corporate Vice President - Mergers and Acquisitions
Ran Galli	58	Corporate Vice President - Strategic Initiatives
Joseph Gaspar	59	Corporate Vice President and Chief Financial Officer
Zeev Gofer	55	Corporate Vice President - Business Development and Marketing
Dalia Gonen	55	Vice President - Human Resources
Ran Hellerstein	56	Corporate Vice President and Co-General Manager - Airborne and Helmet Systems
Haim Kellerman	53	Corporate Vice President and General Manager - UAV Systems
Bezhalel Machlis	44	Corporate Vice President and General Manager - Land Systems and C4I
Marco Rosenthal	60	Corporate Vice President and Co-General Manager - Technologies and Operations
Haim Rousso	61	Corporate Vice President and General Manager - Elop
Gideon Sheffer	58	Corporate Vice President - Strategic Planning
Yoram Shmuely	47	Corporate Vice President and Co-General Manager - Airborne and Helmet Systems

        Joseph Ackerman.    Joseph Ackerman was appointed as President and Chief Executive Officer in 1996. From 1996 to 2004, he served as a member of the board of directors of Elbit Systems. From 1994 to 1996, he served as Senior Vice President and General Manager of Elbit Ltd.‘s Defense Systems Division (EDS). Mr. Ackerman joined Elbit Ltd. in 1982 and held various management positions, including General Manager – EFW, Senior Vice President — Operations Group, Vice President — Operations and Vice President — Advanced Battlefield Systems. He serves as Chairman or a director on the boards of many of the companies in the Elbit Systems Group. Mr. Ackerman holds a bachelor of science degree in aeronautical engineering from the Technion.

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

        Guy Brill.    Guy Brill was appointed as Corporate Vice President and Co-General Manager – Technologies and Operations Division in 2005. From 2001 until his current appointment, he served as Corporate Vice President – Business Synergy of Elbit Systems U.S. Corp., a U.S. subsidiary of the Company. Prior to that he held various management positions including Elbit Systems’ Chief Operating Officer, Co-Manager of the C(3) and Battlefield Information Systems Strategic Business Unit, Vice President for Processes Improvement and Quality and Vice President and Division Manager of the Command and Control Systems Division of EDS. Mr. Brill joined Elbit Ltd. in 1985. Prior to that, Mr. Brill served in the IDF in the R&D branch of the Ground Forces, and as an artillery officer, where he holds the rank of Colonel (reserve). Mr. Brill holds a bachelor of science degree in electronic engineering from the Technion and a master of science of management degree from the Polytechnic University of New York. He is also a graduate of the Harvard University Business School’s Advanced Management Program.

        Itzhak Dvir.    Itzhak Dvir was appointed as Chief Operating Officer in 2004. He was appointed as a Corporate Vice President in 2000. Mr. Dvir served as General Manager – UAV, Tactical and Security Systems from 2003 until his current appointment. From 2000 through 2002, he was General Manager — C4I and Battlefield Systems. From 1996 until 2000, he was Vice President and Division Manager — UAV and C(3) Division. Mr. Dvir joined Elbit Ltd. in 1989 and held various management positions, including Vice President — UAV Division, Vice President — Advance Battlefield Systems Division and Marketing Director — Battlefield Systems Division. Prior to that he served as a career officer in the IAF, retiring with the rank of Colonel. Mr. Dvir holds a bachelor of science degree in aeronautical engineering from the Technion and a master of science degree in aeronautical engineering from the U.S. Air Force Institute of Technology at Wright Patterson Air Force Base.

        Robert Elrod.    Robert R. (Bob) Elrod was appointed as President and Chief Executive Officer of Elbit Systems of America, LLC (ESA) in April 2007. He was appointed as a member of the ESA Board of Directors in February 2007. Mr. Elrod retired from Lockheed Martin Corporation in 2005, after a distinguished career. During his tenure at Lockheed Martin, he was responsible for a broad portfolio of combat, air mobility and sustainment programs including the F-35 Joint Strike Fighter and the domestic and international F-16 multi-role fighter. He also served as the president of Lockheed Martin Skunk Works. Before joining industry, Mr. Elrod served 21 years with the U.S Air Force in a variety of assignments. Mr. Elrod holds a bachelor’s degree in business administration with honors from the University of Oklahoma and a MBA from Ohio State University.

        Jacob Gadot.    Jacob Gadot was appointed Corporate Vice President – Mergers and Acquisitions in 2000. He also served as Chief Technology Officer from 2001 until 2005. Mr. Gadot held the position of Vice President — Mergers and Acquisitions from 1998 to 2000 and Vice President — Business Development from 1996 to 1998. Mr. Gadot joined Elbit Ltd. in 1983 and held various positions in EDS, including Vice President — International Marketing and head of the Airborne Division. Prior to that, he worked for Motorola Israel, after serving for ten years as an officer in the IAF. Mr. Gadot holds a bachelor of science degree in electrical engineering from the Technion.

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

        Joseph Gaspar.    Joseph Gaspar was appointed Corporate Vice President and Chief Financial Officer in 2001. He served as Corporate Vice President – Strategy, Technology and Subsidiaries from the Elop merger in 2000 until 2001. From 1996 until the merger, he held the position of Corporate Vice President, Marketing and Business Development of the Elop Group. Mr. Gaspar joined Elop in 1975 and held several management positions, including Vice President and General Manager of Elop’s Optronics Product Division and co-manager of an Elop subsidiary in the United States. He serves as a director for several of the companies within the Elbit Systems Group. Mr. Gaspar holds a bachelor of science degree from the Technion in electronic engineering with advanced studies in digital signal processing and communication.

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

        Dalia Gonen.    Dalia Gonen was appointed as Vice President – Human Resources in 2000. She became Director of Human Resources in 1996. Ms. Gonen joined Elbit Ltd. in 1971 and held various positions in the Human Resources Department. Ms. Gonen holds a bachelor of arts degree in sociology from Haifa University and a master of science of management degree from the Polytechnic University of New York.

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

        Marco Rosenthal.    Marco Rosenthal was appointed Corporate Vice President – Co-General Manager Technologies and Operations in 2005. He served as Corporate Vice President — Manufacturing and Purchasing from 2001 until his current appointment, having served from 1999 — 2001 as Vice President – Operations and General Manager of the Karmiel facility. From 1996 to 1999, he served as Vice President — Material. Mr. Rosenthal joined Elbit Ltd. in 1975 and held various management positions, including Vice President — Material of EDS and Director of the Sales Department. Mr. Rosenthal holds a degree in technical engineering from the Technion and a degree in business management from Haifa University.

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

        Yoram Shmuely.    Yoram Shmuely was appointed Corporate Vice President and General Manager — Helmet Mounted Systems in 2000 and became Co-General Manager – Airborne and Helmet Systems in 2003. From 1998 until 2000, he was Vice President — Helmet Mounted Systems Division. From its founding in 1996 until 1998, he served as President of VSI. Mr. Shmuely joined Elbit Ltd. in 1990 and served as director of Elbit Ltd.‘s Helmet Mounted Display group. He served as a fighter aircraft pilot in the IAF. Mr. Shmuely holds a bachelor of science degree in electronic engineering from the Technion.

Compensation of Directors and Officers

                        The following table sets forth the aggregate compensation paid to all directors and officers of Elbit Systems as a group, other than the President, and the President individually, for the fiscal year ended December 31, 2006:

	Salaries, Directors' Fees Commissions and Bonuses(1)	Pension, Retirement and Similar Benefits
	(in U.S. dollars thousands)
All directors and officers
other than the President
(consisting of 26* persons)	$6,595	$857

President	$2,777	$116

(1)     Elbit Systems’ shareholders at the annual general shareholders meeting held in 2004 approved payment to directors thereafter in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity. This amount currently includes an annual fee of $10,436 and a per meeting fee of $402. Such payments are made either directly to the director or to his or her employing company.

The employment contract of Joseph Ackerman, Elbit Systems’ President and Chief Executive Officer, was renewed by the Board of Directors (after approval by the Compensation and Audit Committees of the Board) in August 2006 for a three-year period.

*One of our officers during 2006 has subsequently resigned.

Board Practices

       Appointment and Termination of Directors

        Directors are recommended for appointment or election to the Elbit Systems’ board by the board’s Nominating Committee. Consistent with Nasdaq requirements, the Nominating Committee is composed of directors meeting the Nasdaq rules director independence criteria.

        The current External Directors on Elbit Systems’ board of directors were each appointed to three-year terms at a general meeting of shareholders, with Mr. Sharony’s term expiring in March 2008 and Mr. Lifshitz’s term expiring in August 2009. The six of the other seven current directors were appointed at the annual general meeting of shareholders held in August 2006. David Federmann was appointed by the Board as a director in March 2007.

        There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship. See below – Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions – Appointment of Directors.

        Nasdaq’s director independence and related rules applicable to the board of directors became applicable with respect to Elbit Systems in 2005. Under these rules, Elbit Systems Ltd.‘s board of directors is required to meet the Nasdaq director independence criteria. Certain other rules also became applicable regarding independent directors serving on a director nomination committee and approving the compensation to Elbit Systems’ Chief Executive Officer.

        Audit Committee. Nathan Sharony (chairman), Moshe Arad, Avraham Asheri, Yaacov Lifshitz and Yigal Ne’eman are currently members of the audit committee of the Board (the Audit Committee). The Audit Committee operates in accordance with an Audit Committee charter that provides the framework for their oversight functions consistent with Israeli and U.S. legal and regulatory requirements. Nasdaq’s director independence requirements for audit committee members took effect with respect to Elbit Systems in 2005, and all the members of the Audit Committee meet such requirements. The Audit Committee meets from time to time in executive sessions and also conducts annual assessments of the sufficiency of its charter and of the Committee’s compliance with its obligations. See below — Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions – Internal Auditor and Audit Committee; Item 16A. Audit Committee – Financial Expert and Item 16D. Exemptions from Listing Standards for Audit Committees.

Employees

        Number of Employees. Most of our employees are based in Israel, and we have a significant amount of employees in the United States. A significant majority of the employees who are not U.S. employees are in Israel. The total number of employees worldwide and the number of employees in the U.S. at the end of 2006, 2005 and 2004 were as follows:

	Total Employees	U.S. Employees
2006	8,030	1,357
2005	6,340	1,225
2004	5,782	1,150

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

        Collective Bargaining Agreements, Approximately 530 of Elop’s employees are covered by a collective bargaining agreement extending through the end of 2007. Union collective bargaining agreements in effect through the end of 2007 apply to approximately 175 of Cyclone’s employees. Approximately 675 of Elisra’s employees are covered by collective bargaining agreements extending through March 2008 and September 2012, respectively. As of the beginning of 2007 Elisra’s employees covered by the collective bargaining agreements announced a labor dispute with the support of the relevant trade union and have initiated various sanctions. As of the date of this Annual Report, negotiations with Elisra’s employees and trade union are ongoing. Tadiran Systems is currently under advanced negotiations towards reaching a new collective bargaining agreement to replace the collective bargaining agreements which ended during December 2006 which will continue in effect until a new agreement is reached and covering approximately 153 of Tadiran Systems’ employees. Approximately 95 of Tadiran Spectralink’s employees are covered by collective bargaining agreements extending through October 2010. Approximately 430 Tadiran Communications employees at its Holon plant are covered by collective bargaining agreements extending through July 2010, and approximately 100 Tadiran Communications employees at its Kiryat Shmona plant are covered by collective bargaining agreements extending through August 2007. Approximately 160 of EFW’s employees in Fort Worth are subject to union collective bargaining agreements expiring in November 2008.

Share Ownership

Elbit Systems’ Stock Option Plans

        2007 Employee Stock Option Plan

        In January 2007, our shareholders approved the 2007 Option Plan (the Plan). The purpose of the Plan is to provide an incentive to applicable employees of Elbit Systems and certain of our subsidiaries, who are expected to contribute to the Group’s future growth and success and to strengthen the alignment of the option recipients’ interests with those of Elbit Systems and our shareholders.

        The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options — up to 1,250,000 options exercisable into 1,250,000 Ordinary Shares of the Company in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (Regular Options) and (ii) Cashless Options — up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (Cashless Options). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of Elbit Systems’ shares during 30 trading days preceding the options’ grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the day the options are granted. Generally, the options expire five years from the grant date.

        According to the Plan, the options granted on a certain date (such grant date being the Commencement Date) will become vested and exercisable in accordance with the following vesting schedule:

(1)	Fifty percent (50%) of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2)	An additional twenty-five percent (25%) of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3)	The remaining twenty-five (25%) of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

        Subject to the above-mentioned vesting periods, the options are exercisable during the five-year period after the Commencement Date.

        Israeli participants are granted options under the Plan in accordance with the provisions of Section 102 of the Israeli Tax Ordinance related to the Capital Gains Tax Track.

        During the first quarter of 2007, we granted approximately 200 employees an aggregate total of 2,366,300 options under the Plan. The average exercise price of the options was $33.19. The options are exercisable for five years from the Commencement Date. All grants were made in accordance with the grant date conditions specified in the Plan. The compensation expenses related to the options granted in the first quarter of 2007 is estimated at $20 million. That expense is expected to be recognized over a period of four years. As part of the overall grant in the first quarter of 2007, in January 2007, Elbit Systems’ President, Mr. Ackerman, was granted 95,000 options under the Plan at an exercise price of $33.20 per share. No directors were granted options under the Plan but officers other than Mr. Ackerman were granted an aggregate of 733,000 options under the Plan.

        For a full description of the Plan see the exhibit to the Proxy Statement filed with the Securities and Exchange Commission (SEC) on Form 6-K on December 7, 2006.

        Post Merger Plan

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

        Half of the options granted to any employee under the Post Merger Plan are exercisable into one Elbit Systems ordinary share per option in consideration for the employee’s payment to Elbit Systems of the exercise price.. The second half of the options granted to any employee under the Post Merger Plan consisted of “phantom” options, similar to share appreciation rights. These options entitle the employee, on exercise of the phantom options, to receive shares in an amount corresponding to the value of the difference between the “deemed” option exercise price and the closing TASE trading price on the date before the option exercise date. For phantom options the employee pays only the par value of the shares actually received. The exercise price for options granted under the future reserve is 85% of the average price of Elbit Systems’ shares on the TASE for the 60 trading days prior to the specific option grant. As of May 31, 2007, options exercisable into 92,021 ordinary shares, based on the shares’ May 31, 2007 closing price on TASE of $43.46, remain unvested under the Post Merger Plan. The options expire upon the later of six years after the grant date or 90 days after the employee’s termination of employment with Elbit Systems or its subsidiaries, as applicable.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

        Elbit Systems had, as of May 31, 2007, 42,064,268 ordinary shares.(1) The following table sets forth specific information as of May 31, 2007, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our officers and directors as a group.

Name of Beneficial Owner	Amount Owned	Percent of Ordinary Shares
Federmann Enterprises Ltd.
99 Hayarkon Street
Tel-Aviv, Israel(2)	19,105,448	45.42%

Heris Aktiengesellschaft
c/o 99 Hayarkon Street
Tel-Aviv, Israel	3,836,458(3)	9.12%

All officers and directors
as a group (26 persons)	176,456(4)	0.42%

_________________

(1)	The total number of ordinary shares includes 23,091 ordinary shares held by a subsidiary of Elbit Systems but excludes 385,900 ordinary shares held by Elbit Systems as treasury shares.

(2)	Federmann Enterprises Ltd. (FEL) owns the shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft (Heris) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of the shares owned by Heris and FEL.

As of May 31, 2007, 4,655,448 Elbit Systems ordinary shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in 2004 of the Elbit Systems shares held by Elron Electronics Industries Ltd. (Elron) as well as to guarantee a further loan provided to FEL in 2007. In addition, 1,380,000 and 510,000 Elbit Systems shares held by FEL were pledged in favor of Koor Industries Ltd. (Koor) and Bank Hapoalim BM (Bank Hapoalim), respectively, in connection with FEL’s purchase in 2006 from Koor of Elbit Systems shares. A further 460,000 Elbit Systems shares held by FEL are in the process of being pledged in favor of Bank Hapoalim, also in connection with the financing of FEL’s 2006 purchase of Elbit Systems shares from Koor.

(3)	The amount of shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	This amount does not include any shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above. The amount includes 8,061 shares underlying options that are currently exercisable or that will become exercisable within 60 days of May 31, 2007. A portion of the underlying options are “phantom options” that have been calculated based on Elbit Systems’ May 31, 2007 share closing price on TASE of $43.46.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

        Elbit Systems’ major shareholders have the same rights as other holders of Elbit Systems’ ordinary shares. The only significant changes in shareholdings by major shareholders in the last three years were:

•	In July 2004, FEL purchased approximately 19.6% of Elbit Systems ordinary shares from Elron Electronic Industries Ltd. (Elron), resulting in FEL’s shareholdings increasing from approximately 30.2% to approximately 49.8%.

•	In April 2005, Koor purchased 2,160,000 ordinary shares from FEL, resulting in FEL’s shareholding percentage decreasing from approximately 48.9% to approximately 43.6%. (The 0.9% dilution in FEL’s percentage of shareholdings from July 2004 to April 2005 was a result of exercise of options by Elbit Systems’ employees under the stock option plan.)

•	In August 2005, Koor purchased an additional 1,000,000 ordinary shares from FEL, resulting in FEL’s ownership percentage decreasing from approximately 43.5% to approximately 41% (the 0.1% dilution in FEL’s percentage of shareholders from April 2005 to August 2005 was a result of exercise of options by Elbit Systems’ employees under the stock option plan.)

•	In the second quarter of 2006, each of the Bank Leumi Group and the Bank Hapoalim Group reduced their respective ownership of our ordinary shares to less than 5%.

•	In November 2006, FEL purchased from Koor 2,350,000 ordinary shares, increasing FEL’s ownership to approximately 45.4%. (In December 2006, Koor sold on the market the balance of its shares in Elbit Systems.)

        As of May 31, 2007, approximately 4.14% of our outstanding ordinary shares were held in the United States by approximately 204 holders registered on the books of our transfer agent.

Related Party Transactions

        Agreements Relating to the Elop Merger. The various shareholder-related agreements entered into by the Federmann Group in 1999 and 2000 in connection with the merger with Elop, including a Registration Rights Agreement, ceased to have effect upon FEL’s purchase of Koor’s holdings in Elbit Systems in November 2006.

        Agreements Related to the Tadiran Communications Acquisition. The shareholders agreements entered into by FEL and Koor in 2004 and 2005 in connection with Elbit Systems 2005 acquisitions of shares in Tadiran Communications, ceased to have effect upon FEL’s purchase of Koor’s shares of Elbit Systems in November 2006.

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

        See below – Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Approval of Certain Transactions.”

Transactions with Officers and Directors

        Some members of Elbit Systems’ Board are also directors of FEL or companies controlled by either FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. Transactions with officers, directors, key employees and affiliates may require authorization in accordance with the requirements of the Companies Law. See below – Item 10. Additional Information – Approval of Certain Transactions.

        For information on the grant of options in Elbit Systems’ shares to officers and directors, see above — Item 6. Directors, Senior Management and Employees — Share Ownership – Elbit Systems’ Stock Option Plans.

Item 8.	Financial Information.

Consolidated Statements and Other Financial Information

        See Consolidated Financial Statements attached to this Form 20-F.

Legal Proceedings

        Elisra Plant Fire Insurance Claim. In 2001, a fire occurred at the Holon, Israel plants of Elisra’s subsidiaries, Tadiran Systems and Tadiran Spectralink, causing significant damages. In 2001, Elisra and its subsidiaries filed a claim in the District Court of Tel-Aviv for damages arising out of the fire against the Phoenix Israeli Insurance Company and other insurance companies. The aggregate amount of the claim is approximately $96 million, based upon a book value of $36 million of the equipment, inventory and costs of work in process lost in the fire, as well as various other damages, including consequential damages, in accordance with the terms of the insurance policy. A $10 million advance was paid by the insurance company to Elisra. At the end of 2004 the claim was transferred for mediation before a retired Israel Supreme Court judge, and numerous meetings have taken place to date with the mediator. Mediation conducted during 2005 and 2006 did not result in a resolution of this matter. A preliminary hearing held in March 2007 also did not result in a resolution. The parties have been requested by the court to conclude preliminary issues prior to the next court hearing scheduled for July 2007. In the opinion of Elbit Systems’ management, the outcome of this claim will not have a material adverse effect on Elbit Systems’ financial condition. Pursuant to the terms of the agreements entered into in 2005 between Koor and Elbit Systems regarding Elbit Systems purchase of Koor’s shares in Elisra, Koor is entitled to compensation corresponding to a portion of the future proceeds that may be received by Elisra relating to this claim.

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

        Our dividend payments for the last three full fiscal years were as follows:

2004	$2.17 per share (including an extraordinary dividend of $1.80 per share declared in the second quarter of 2004)
2005	$0.54 per share
2006	$0.61 per share

Significant Changes

        In April 2007, Elbit Systems completed a tender offer for shares of Tadiran Communications. See above, “Item 4 — Information on the Company - Recent Acquisitions and Divestitures.”

Item 9.	Offer and Listing.

Share Listings and Trading Prices

        Elbit Systems’ ordinary shares are quoted on Nasdaq under the symbol “ESLT” and are also listed on the TASE.

        The high and low sale prices for our ordinary shares for the five most recent full financial years are:

	Nasdaq		TASE(1)

	High	Low	High	Low
2002	$19.31	$14.68	$18.92	$14.32
2003	$20.00	$14.51	$20.08	$14.99
2004	$26.40	$17.85	$26.29	$17.73
2005	$26.85	$20.90	$26.38	$22.73
2006	$34.03	$23.00	$33.60	$22.96

        The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the first two subsequent quarters are:

	Nasdaq		TASE(1)
	High	Low	High	Low
2005
First Quarter	$ 26.85	$ 22.97	$ 27.07	$ 22.45
Second Quarter	$ 25.35	$ 21.86	$ 24.65	$ 22.67
Third Quarter	$ 25.30	$ 22.41	$ 24.69	$ 21.67
Fourth Quarter	$ 25.35	$ 20.92	$ 24.48	$ 21.49

2006
First Quarter	$ 25.62	$ 23.00	$ 26.19	$ 23.10
Second Quarter	$ 27.77	$ 23.12	$ 27.92	$ 22.96
Third Quarter	$ 30.34	$ 25.00	$ 30.37	$ 25.00
Fourth Quarter	$ 34.03	$ 29.89	$ 33.60	$ 29.91

2007
First Quarter	$ 35.90	$ 32.30	$ 36.61	$ 32.54
Second Quarter (through May 31, 2007)	$ 44.98	$ 36.82	$ 44.68	$ 36.25

(1)

The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars using the daily representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

        The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE(1)
	High	Low	High	Low
December 2006	$34.03	$31.90	$33.79	$32.02
January 2007	$35.13	$32.30	$34.96	$32.77
February 2007	$35.56	$33.30	$36.20	$33.87
March 2007	$35.90	$32.70	$35.61	$33.40
April 2007	$42.34	$36.82	$42.10	$36.25
May 2007	$44.98	$42.09	$44.68	$41.97

_________________

(1)

The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars using the daily representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

Item 10.	Additional Information.

General Provisions of Israeli Law and Related Provisions of Articles of Association

        Israeli Companies Law and Revised Articles of Association. The Israel Companies Law – 1999 (the Companies Law) is the basic corporation law governing Israeli publicly and privately held companies. The Companies Law mandates specific provisions be included in an Israeli company’s articles of association, which are included in Elbit Systems Restated Articles of Association (the Articles of Association).

        Purpose. Elbit Systems’ purpose, as described in Article 3 of the Articles of Association, includes any objectives permitted by law.

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

        External Directors. Under the Companies Law publicly held Israeli companies are required to appoint two “External Directors.” Among other requirements, External Directors must be unaffiliated with Elbit Systems and our controlling shareholders. External Directors serve for a three-year term that may be extended for additional terms of up to three years each term. Any committee of the Board must include at least one External Director. Nathan Sharony and Yaacov Lifshitz currently serve as an External Directors of Elbit Systems, and their terms of office end in March 2008 and August 2009, respectively. External Directors are required to have “professional expertise.”

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

        Office Holders

        The Companies Law specifies the duty of care and fiduciary duties that an “Office Holder” owes to a company. An Office Holder is defined as a director, general manager, chief business manager, executive vice president, vice president or any other person who fulfills these functions without regard to that person’s title or other manager directly under the general manager. Each person listed above in Item 6. Directors and Executive Officers is an Office Holder of Elbit Systems.

        Under the Companies Law, an Office Holder’s fiduciary duty includes avoiding any conflict of interest between the Officer Holder’s position in the company and his or her personal affairs. The fiduciary duty also includes avoiding any competition with the company and avoiding exploiting any business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company’s affairs that the Officer Holder has received due to his or her position as an Office Holder. Under the Companies Law voting agreements among directors are considered a breach of fiduciary duty. In addition, all compensation arrangements between a company and Office Holders who are not directors require approval of the Board, and such compensation arrangements that are extraordinary also require the approval of the Audit Committee prior to Board approval. Elbit Systems directors are compensated at rates approved by a general meeting of shareholders. See above – Item 6. Directors, Senior Management and Employees – Compensation of Directors and Officers.

Approval of Certain Transactions

        Approval Procedures. The Companies Law requires that certain transactions, actions and arrangements, mainly with related parties, be approved as provided for in the Companies Law and in a company’s articles of association and in many cases by the audit committee and by the board of directors. Sometimes shareholder approval is also required.

        Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder of a company immediately disclose (and no later than the first board meeting the transaction is discussed) any “Personal Interest” that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. An Office Holder with a personal interest in any such matter that is brought for approval of the audit committee or board of directors may not be present at the meeting where the matter is being approved and may not vote on the matter. “Personal Interest” also includes any interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of them. It also includes an interest by any corporation in which the Office Holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is other than in the ordinary course of business, other than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities.

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

        Matters referred to in (4) also require shareholder approval, including, where applicable, a specified percentage of non-interested shareholders.

        Extraordinary transactions with controlling shareholders or extraordinary transactions with another person in which the controlling shareholder has a personal interest, including terms of service of controlling shareholders or their certain of their relatives who serve as employees or directors of the applicable company require approval by the audit committee, the board of directors and a general meeting of shareholders by a special majority as provided in the Companies Law.

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

        The Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from a breach of the Office Holder’s duty of care to the company or to another person. Insurance may also be obtained to cover liabilities from the breach of his or her fiduciary duty to the company, to the extent that the Office Holder acted in good faith and had reasonable cause to believe that the act would not prejudice the interests of the company. It also covers monetary liabilities charged against an Office Holder while serving the company.

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

        Also under the Companies Law, a company also may indemnify an Office Holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in an investigation or proceeding in which no indictment was filed and no monetary payments in lieu of criminal proceedings were imposed against the Office Holder, or monetary payments in lieu of criminal proceedings were imposed on him or her provided that the alleged criminal offense does not require proof of criminal intent.

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

        In addition, Elbit Systems’ Articles of Association permit indemnification, retroactively or in advance, of a director or officer against:

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

        However, any indemnification so granted by Elbit Systems may not exceed 25% of Elbit Systems’ consolidated equity as reflected in our last consolidated annual financial statements published prior to the payment of such indemnification.

        The Articles of Association permit the grant of similar indemnification to any person acting as a director or officer of another company in which Elbit Systems is directly or indirectly a shareholder or has any interest.

        Elbit Systems’ Audit Committee, Board and shareholders approved the grant to members of our Board of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit Committee and the Board for grant to officers of Elbit Systems.

        In 2004, a general meeting of Elbit Systems’ shareholders approved a framework resolution that allows Elbit Systems to purchase directors and officers (D&O) liability insurance that meets the framework resolution’s terms. The framework resolution covers a five-year period beginning in August 2004, and allows for an aggregate increase of insurance coverage of up to $45 million (from the then current level of $30 million) for any year covered by the policy. As of May 31, 2007, the level of D&O insurance coverage was $40 million. The framework resolution also allows for an increase of up to 25%

per year in the D&O insurance premium up to a maximum aggregate of 125% of the then current annual premium ($660,000). The Audit Committee and the Board must approve that any purchase of D&O insurance falls within the terms of the framework resolution.

Incorporation by Reference

        The description of our Memorandum of Association and Articles of Association included in our Form 20-F, under the Securities Act of 1933, as amended, filed with the SEC on November 22, 1996, is incorporated by reference herein.

Material Contracts

        Elbit Systems has not entered into material contracts since June 1, 2004, other than in the ordinary course of business and other than the agreements entered into in 2004 and 2005 related to the Elisra and the Tadiran Communications’ acquisitions. These agreements, which for the most part are no longer in effect, were described in our Annual Report on Form 20-F for 2005.

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

        The Israeli Parliament approved a law enacting extensive changes to Israel’s tax law (the Tax Reform Legislation) generally effective as of January 2003. Among the key provisions of the Tax Reform Legislation are:

(i)	changes which may result in the imposition of taxes on dividends and interest received by an Israeli company from its foreign subsidiaries; and

(ii)

the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains).

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

        Effective Corporate Tax Rate

        Generally, Israeli corporations were subject to a 34% “Company Tax” in 2005. Elbit Systems’ income tax liability in Israel is based on our unconsolidated earnings and such earnings of our Israeli-based subsidiaries. It is determined in NIS and not in U.S. dollars. Tax liability of non-Israeli subsidiaries is determined according to the law of their countries of residence. As a result, the tax provision in Elbit Systems’ consolidated financial statements does not directly relate to income reported on these statements. A portion of our Israeli operations have been granted “Approved Enterprise” status, as described under “Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. In addition, they are permitted special adjustments in computing taxable income under the Income Tax Law (Inflationary Adjustments), 1985.

        In 2004, the Israeli Parliament approved the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the Amendment) that reduced the corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007. In 2005, the Israeli Parliament approved the Amendment to the Income Tax Ordinance (No. 147) (Amendment 147) that reduces the corporate tax in 2006 to 31%, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010.

        Industry Encouragement. Under the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in a given tax year, with some exceptions, comes from “Industrial Enterprises” owned by that company. An Industrial Enterprise is defined as an enterprise whose primary activity in a particular tax year is industrial manufacturing activity. We believe Elbit Systems qualifies as an Industrial Company. The principal benefits of this status are amortization of the cost of know-how and patents, under certain interpretations, deduction of expenses incurred in connection with a public issuance of securities over a three-year period and an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies.

        Investment Law

        The Israeli Law for the Encouragement of Capital Investments, 1959 (the Investment Law) provides that a capital investment in eligible facilities approved by the Israel Investment Center may be designated as an “Approved Enterprise.” Each approval for an Approved Enterprise relates to a specific investment program. The approvals specify both the program’s financial scope, including its capital resources, and its physical characteristics, such as the equipment to be purchased and used under the program.

        An Approved Enterprise is entitled to several benefits, including Israeli Government cash grants and tax benefits. The applicable tax benefits relate only to taxable profits attributable to the specific Approved Enterprise. As of December 31, 2006, Elbit Systems and some of its subsidiaries in Israel had active approved programs eligible for tax benefits. These programs will expire during the years 2007 to 2013.

        In 2005, the Israeli Parliament passed an amendment to the Investment Law, which revamps the Israeli tax incentives for future industrial and other investments (the 2005 Amendment). A tax holiday package can now be elected for up to 15 years for a “Privileged Enterprise” if certain conditions are met, without needing to obtain approval. The 2005 Amendment became effective on April 1, 2005. Taxpayers may claim Privileged Enterprise status for new and expanded enterprises with a year of election of 2004 or thereafter, unless the Investment Center granted Approved Enterprise status by December 31, 2004. Various alternative tax-only benefit packages can now be elected for investments in a “Privileged Enterprise”, if certain conditions are met without needing to obtain approval. Israeli industrial companies can choose between the following two tax packages:

•	Taxholidaypackage–fora“PrivilegedEnterprise”: Tax exemption applies to undistributed profits for 2-15 years depending on location and foreign ownership. Low company tax rates (10% — 25%) apply to distributed and subsequent profits. The total period of tax benefits is 7 – 15 years;

•	Grant/lowtaxpackage–foran“ApprovedEnterprise”: Fixed asset grants (20% to 32%) for enterprises in a “Development Area” and low company tax rates (0% to 25%) for 7 to 15 years.

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

        Effective as of 2003, the real capital gains tax rate imposed on the sale of capital assets acquired after that date was reduced to 25%. Capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after the date that the asset was held as well as accumulated depreciation.

        Capital Gains to a Shareholder

        Effective as of 2003, so long as our ordinary shares are listed on a stock exchange the sale of these shares is subject to a blended tax in which the portion of the gain accrued through 2002 is exempt from Israeli capital gains tax, and the portion of the real gain accrued from January 1, 2003 until the date of sale is subject to a 15% tax. The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the later case, the capital loss that might be set off is the difference between the adjusted average value and the value of the shares at the date of sale. In addition, since Elbit Systems ordinary shares are traded on the TASE and Nasdaq, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax subject to the provisions of the Israeli tax legislation. Amendment 147 (see above “Effective Corporate Tax Rate”) increases the tax rate on capital gain to a non-principal shareholder (holding less than 10% of the shares), derived from sale of shares listed on a stock exchange, to 20% on the total capital gain accrued from January 1, 2003, and to a principal shareholder to 25%. The Amendment applies to sales as from January 1, 2006.

        According to an amendment in the Israeli Tax Ordinance, which became effective in 2003, gains on the sale of ordinary shares that are traded on the TASE and on Nasdaq held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation. However, dealers in securities in Israel and companies taxed under the Inflationary Adjustment Law are taxed at regular tax rates applicable to business income.

        Inflationary Adjustments. The Income Tax (Inflationary Adjustments) Law, 1985 attempts to overcome some of the problems of a tax system effected by an economy experiencing rapid inflation. This was the case in Israel at the time the law was enacted. Generally, this law provides significant tax deductions and adjustments to depreciation methods, finance income and expenses and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. Elbit Systems’ taxable income is determined under this law. In 2004 the inflation rate was 1.2%, 2.4% in 2005 and negative 0.1% in 2006.

        Income Tax for Individual Israeli Residents. Residents of Israel are subject to income tax distributions of dividends other than bonus shares (stock dividends). The paying company withholds at source income tax at the rate of 20%. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. (This limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law.) These rates are the final tax on dividends.

        Income Tax for Non-Residents of Israel. Non-residents of Israel are subject to a graduated income tax on income from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), the paying company withholds at the source income tax at the rate of 25%, unless a lower rate is applicable under a double taxation treaty. Accordingly, Elbit Systems withholds income tax at the source. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period. (This limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law.) These rates are the final tax on dividends for individual and corporate non-residents. Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income. This includes income from Israeli derived interest, dividends and royalties.

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

        While our functional currency is the U.S. dollar, we also have some non-U.S. dollar or non-U.S. dollar linked currency exposure from time to time. See above — Item 5. Operating Financial Review and Prospects – Management’s Discussion and Analysis — Impact of Inflation and Exchange Rates — Foreign Currency Expenses.

        Except when we view it necessary, we do not invest in derivative financial instruments or other market risk sensitive instruments. As of December 31, 2006, such investments were not material. Therefore, we do not believe that we were exposed to any material market risk with regard to market risk sensitive instruments, including the effect of debt denominated in foreign currencies and the effect of interest rates on debt.

Item 12.	Description of Securities Other than Equity Securities.

      Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

      Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

      Not applicable.

Item 15T.	Controls and Procedures

        Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2006, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

        Management’s Annual Report on Internal Control Over Financial Reporting

        Elbit Systems’ management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements including the possibility of human error and the circumvention or overriding of the sound control procedures. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Elbit Systems’ management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.” Based on this assessment, management believes that, as of December 31, 2006, our internal control over financial reporting is effective.

        This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

        Changes in Internal Control over Financial Reporting. During the period covered by this Annual Report, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16.A — Audit Committee Financial Expert

        Yaacov Lifshitz, a member of our Audit Committee, meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and his designation as the Audit Committee’s Financial Expert has been ratified by the Board. Mr. Lifshitz is “independent”, as that term is defined in the Nasdaq listing standards.

Item 16.B — Code of Ethics

        We have adopted a code of business conduct and ethics that is applicable to all our directors, officers and employees including our principal executive, financial and accounting officers and persons performing similar functions. The code of ethics was approved by our Board and covers areas of professional and business conduct. It is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest. The code of ethics includes a “whistleblower” process to encourage reports of violations. Our code of ethics is posted on our website: www.elbitsystems.com.

Item 16.C – Principal Accountant Fees and Services

        In the annual general shareholders meeting held in August 2006, our shareholders reappointed Kost Forer Gabbay & Kasierer (Kost), a member of Ernst & Young Global (E&Y), to serve as our independent auditors. We incurred the following billings from Kost and other E&Y affiliates for professional services in each of the last two fiscal years:

	Year Ended December 31
	2006	2005
	(U.S. dollars in thousands)
Audit Fees	$1,588	$1,057
Tax Fees	$ 592	$ 493

Total	$2,180	$1,550

        “Audit Fees” are the aggregate fees for the audit of our annual financial statements. This category also includes services generally provided by the independent auditor, such as consents and assistance with and review of documents filed with the SEC, as well as with documentation related to Sarbanes-Oxley Act implementation. It also includes fees billed for accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

        Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform permitted audit and non-audit services. Under this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a range of specific audit and non-audit services in the categories of Audit Service, Audit-Related Services, Tax Services and other services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. Any proposed services exceeding the pre-approved fees or which includes other scope of work requires specific pre-approval by the Audit Committee. Accordingly, all of the above-mentioned independent audit fees were pre-approved by our Audit Committee.

Items 16.D – Exemptions from the Listing Standards for Audit Committees

      None

Items 16.E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Neither Elbit Systems nor any affiliated purchaser purchased any of Elbit Systems’ equity securities during 2006.

Item 17.	Financial Statements.

      Not applicable.

Item 18.	Financial Statements.

      See Financial Statements attached.

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2006
In U.S. dollars

C O N T E N T S

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	145-149

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	150 - 151

Consolidated Statements of Income	152

Statements of Changes in Shareholders' Equity	153 - 154

Consolidated Statements of Cash Flows	155 - 156

Notes to the Consolidated Financial Statements	157 - 209

ERNST & YOUNG

Kost Forer Gabbay & Kasierer
2 Pal-Yam St.
Haifa 33095, Israel

Phone: 972-4-8654000
Fax: 972-4-8654022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in the shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 19A. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits. We did not audit the financial statements of a majority-owned subsidiary, which statements reflect total assets constituting 14.78% and 16.3% as of December 31, 2006 and 2005, respectively, and total revenues constituting 13.47% for the year ended December 31, 2006 of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2(X) to the consolidated financial statements, on January 1, 2006, the Company adopted SFAS 123(R), "Share Based Payment" and as discussed in Note 2(AB) to the consolidated financial statements, on December 31, 2006, the Company adopted SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans".

Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Haifa, Israel
March 13, 2007

2

KPMG

Somekh Chaikin
KPMG Millennium Tower
17 Ha'arba'a Street, PO Box 609
Tel Aviv 61006 Israel

Telephone 972 3 684 8000
Fax 972 3 684 8444
Internet www.kpmg.co.il

Report of Independent Registered Public Accounting Firm to the Shareholders of Elisra Electronic Systems Limited

We have audited the accompanying consolidated balance sheets of Elisra Electronic Systems Limited ("the Company") and its subsidiaries as at December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-years period ended December 31, 2006. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute approximately 45% and 42% of the total consolidated assets as at December 31, 2006 and 2005, respectively, and whose revenues constitute approximately 41%, 36% and 41% of the total consolidated revenues for the years ended December 31, 2006, 2005 and 2004, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the aforementioned consolidated subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is provided in Note 22 to the consolidated financial statements.

As explained in Note 2A to the consolidated financial statements, the aforementioned financial statements are expressed in U.S. dollars.

Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

Tel – Aviv, Israel
March 13, 2007

Deloitte
בריטמן אלמגור

מרכז עזריאלי 1
תל אביב 67021
ת.ד. 16593
תל אביב 61164

טל +972 (3) 608 5555
פקס +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.co.il

Report of Independent Registered Public Accounting Firm To The Shareholders of Tadiran Electronic System Ltd.

We have audited the accompanying balance sheets of Tadiran Electronic System ("the Company") as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2006. These financial statements are the responsibility of the Company's Bord of Directors and of its management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material repsects, the finanical position of the Company as of December 31, 2006 and 2005, and the results of its operations, changes in its shareholders' equity and its cash flows for the three years, in the period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the financial statements.

As explained in Note 2A, the financial statements are presented in U.S. dollars.

Brightman Almagor & Co
Certified Public Accountants
Tel Aviv, Israel
March 12, 2007

Audit.Tax.Consulting.Financial Advisory.

Member of
Deloitte Touche Tohmatsu

Deloitte.
בריטמן אלמגור

מרכז עזריאלי 1
תל אביב 67021
ת.ד. 16593
תל אביב 61164

טל' +972 (3) 608 5555
פקס' +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.co.il

Report of Independent Registered Public Accounting Firm To The Shareholders of Tadiran Spectralink Ltd.

We have audited the accompanying balance sheets of Tadiran Spectralink Ltd ("the Company") as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2006 These financial statements are the responsibility of the Company's Bord of Directors and of its management Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material repsects, the finanical position of the Company as of December 31, 2006 and 2005, and the results of its operations, changes in its shareholders' equity and its cash flows for the three years, in the period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America Information relating to the nature and effect of such differences is presented in Note 24 to the financial statements

As explained in Note 2A, the financial statements are presented in U.S. dollars

Brightman Almagor & Co
Brightman Almagor & Co
Certified Public Accountants
Tel Aviv, Israel
February 14, 2007

Audit.Tax.Consulting.Financial Advisory.

Member of
Deloitte Touche Tohmatsu

**HOBERMAN, MILLER,
GOLDSTEIN & LESSER, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

220 WEST 26TH STREET
NEW YORK, NY [illegible]
(212) 463-0900 FAX (212) [illegible]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Microwave Networks Solutions, Inc.

We have audited the accompanying balance sheets of Microwave Networks Solutions, Inc. as of December 31, 2006 and 2005, and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microwave Networks Solutions, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Hoberman, Miller, Goldstein & Lesser, CPA's, P.C.

January 11, 2007

1

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands)

		December 31,
	Note	2006	2005
CURRENT ASSETS:
Cash and cash equivalents		$84,564	$93,887
Short-term bank deposits		836	742
Available for sale marketable securities		2,106	2,282
Trade receivables (net of allowance for doubtful
accounts in the amount of $3,390 and $3,221 as of December
31, 2006 and 2005, respectively)	(3)	384,487	346,689
Other receivables and prepaid expenses	(4)	84,601	67,096
Inventories, net of customer advances	(5)	371,962	328,428

Total current assets		928,556	839,124

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnership and other companies	(6)	235,723	201,339
Compensation receivables in respect of fire damages, net	(7)	15,530	15,530
Long-term bank deposits and trade receivables	(8)	6,030	2,457
Severance pay fund	(2P)	160,620	141,518

		417,903	360,844

PROPERTY, PLANT AND EQUIPMENT, NET	(9)	294,628	284,997

INTANGIBLE ASSETS, NET:	(10)
Goodwill		58,401	58,401
Other intangible assets, net		70,594	78,771

		128,995	137,172

		$1,770,082	$1,622,137

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands, except share data)

		December 31,
	Note	2006	2005
CURRENT LIABILITIES:
Short-term bank credit and loans	(11)	$17,802	$30,296
Current maturities of long-term loans	(14)	10,199	7,355
Trade payables		158,361	120,260
Other payables and accrued expenses	(12)	274,505	216,539
Customers advances in excess of
costs incurred on contracts in progress	(13)	349,724	237,718

Total current liabilities		810,591	612,168

LONG-TERM LIABILITIES:
Long-term loans	(14)	125,266	224,982
Advances from customers	(13)	126,769	122,263
Deferred income taxes	(16)	17,640	25,868
Accrued termination liability	(15, 2P)	189,067	173,172

		458,742	546,285

COMMITMENTS AND CONTINGENT LIABILITIES	(17)

MINORITY INTERESTS		6,871	12,907

SHAREHOLDERS' EQUITY:	(18)
Share capital:
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
Authorized - 80,000,000 shares as of
December 31, 2006 and 2005;
Issued 42,425,595 and 41,375,545 shares as
of December 31, 2006 and 2005, respectively;
Outstanding 42,016,674 and 40,966,624 shares
as of December 31, 2006 and 2005, respectively		11,876	11,636
Additional paid-in capital		289,026	278,679
Accumulated other comprehensive loss		(16,746)	(1,340)
Retained earnings		214,043	166,123
Treasury shares - 408,921 shares as of
December 31, 2006 and 2005		(4,321)	(4,321)

		493,878	450,777

		$1,770,082	$1,622,137

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars (In thousands, except share and per share data)

		Year ended December 31,
	Note	2006	2005	2004
Revenues	(19)	$1,523,243	$1,069,876	$939,925
Cost of revenues		1,149,768	786,616	689,626
Restructuring expenses (pre-contract costs and equipment
write-off)	(1G)	-	3,488	-

Gross profit		373,475	279,772	250,299

Research and development expenses, net	(20)	92,232	71,903	66,846
Marketing and selling expenses		111,880	78,648	69,912
General and administrative expenses		77,505	54,417	47,832
In process research and development write-off	(1G)	-	7,490	-

		281,617	212,458	184,590

Operating income		91,858	67,314	65,709

Financial expenses, net	(21)	(21,456)	(11,472)	(5,852)
Other income (expenses), net	(6B)	1,814	(5,326)	770

Income before taxes on income		72,216	50,516	60,627
Taxes on income	(16)	20,694	16,335	15,219

		51,522	34,181	45,408
Equity in net earnings (losses) of affiliated companies and
partnership (*)	(6A)	14,743	(1,636)	6,645
Minority interests in losses (earnings) of subsidiaries		5,977	(58)	(180)

Net income		$72,242	$32,487	$51,873

Earnings per share
Basic net earnings per share		$1.75	$0.80	$1.30

Diluted net earnings per share		$1.72	$0.78	$1.26

Number of shares used in computation of basic net earnings per
share		41,340	40,750	39,952

Number of shares used in computation of diluted net earnings
per share		41,880	41,623	41,041

(*)     Includes in process research and development write-off of $8,500 in 2005.

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2004	39,337,304	$11,273	$259,033	$(3,992)	$190,086	$(4,321)	$452,079
Exercise of options	1,223,722	275	10,985				11,260
Cumulative effect of first time adoption of
the fair value based method for stock
based compensation expenses	-	-	(152)	-	-	-	(152)
Tax benefit in respect of options exercised	-	-	1,179	-	-	-	1,179
Stock based compensation	-	-	3,387	-	-	-	3,387
Dividends paid	-	-	-	-	(86,692)	-	(86,692)
Other comprehensive income (losses) net of tax:
Unrealized loss on derivative instruments	-	-	-	(299)	-	-	(299)	$(299)
Foreign currency translation differences	-	-	-	450	-	-	450	450
Minimum pension liability adjustment	-	-	-	(901)	-	-	(901)	(901)
Net income	-	-	-	-	51,873	-	51,873	51,873

Total comprehensive income								$51,123

Balance as of December 31, 2004	40,561,026	$11,548	$274,432	$(4,742)	$155,267	$(4,321)	$432,184
Exercise of options	405,598	88	3,423	-	-	-	3,511
Tax benefit in respect of options exercised	-	-	652	-	-	-	652
Stock based compensation	-	-	172	-	-	-	172
Dividends paid	-	-	-	-	(21,631)	-	(21,631)
Other comprehensive income (losses) net of tax:
Unrealized gain on derivative instruments	-	-	-	6,412	-	-	6,412	$6,412
Foreign currency translation differences	-	-	-	(924)	-	-	(924)	(924)
Minimum pension liability adjustment	-	-	-	(2,086)	-	-	(2,086)	(2,086)
Net income	-	-	-	-	32,487	-	32,487	32,487

Total comprehensive income	-							$35,889

Balance as of December 31, 2005	40,966,624	$11,636	$278,679	$(1,340)	$166,123	$(4,321)	$450,777

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2006	40,966,624	$11,636	$278,679	$(1,340)	$166,123	$(4,321)	$450,777
Exercise of options	1,050,050	240	8,008	-	-	-	8,248
Tax benefit in respect of options exercised	-	-	2,144	-	-	-	2,144
Stock based compensation	-	-	195	-	-	-	195
Dividends paid	-	-	-	-	(24,322)	-	(24,322)
Other comprehensive income (losses), net of tax:
Unrealized loss on derivative
instruments	-	-	-	(15,642)	-	-	(15,642)	$(15,642)
Foreign currency translation differences	-	-	-	2,034	-	-	2,034	2,034
Decrease in additional minimum pension
liability per FAS 87	-	-	-	2,603	-	-	2,603	2,603
Adjustment for adoption of FAS 158 for the pension plans as of December 31, 2006	-	-	-	(4,341)	-	-	(4,341)	-
Adjustment for adoption of FAS 158 for the
post medical plan as of December 31, 2006	-	-	-	(252)	-	-	(252)	-
Unrealized gain on available for sale
securities	-	-	-	192	-	-	192	192
Net income	-	-	-	-	72,242	-	72,242	72,242

Total comprehensive income								$61,429

Balance as of December 31, 2006	42,016,674	$11,876	$289,026	$(16,746)	$214,043	$(4,321)	$493,878

Accumulated other comprehensive income (loss)(net of taxes)

	December 31,
	2006	2005	2004
Accumulated gains (losses) on derivative instruments	$(10,107)	$5,535	$(877)
Accumulated foreign currency translation differences	1,900	(134)	790
Accumulated unrealized gain on available for sale securities	192	-	-
Additional minimum pension liability, FAS 87	(4,138)	(6,741)	(4,655)
Adjustment for FAS 158 adoption	(4,593)	-	-

Accumulated other comprehensive loss	$(16,746)	$(1,340)	$4,742

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (In thousands)

	Year ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$72,242	$32,487	$51,873
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,500	57,718	42,261
Purchased in process R&D	-	7,490	-
Stock based compensation	195	172	3,387
Deferred income taxes	(4,659)	6,551	153
Accrued severance pay, net	(5,197)	(6,707)	(2,304)
Loss (gain) on sale of property, plant, equipment and investment	(2,351)	(731)	143
Tax benefit in respect of options exercised	-	652	1,179
Minority interests in earnings (losses) of subsidiaries	(5,977)	58	180
Equity in net losses (earnings) of affiliated companies and partnership, net of
dividend received (*)	(1,696)	13,805	1,505
Changes in operating assets and liabilities:
Increase in short and long-term trade receivables, and prepaid expenses	(58,793)	(43,420)	(16,871)
Decrease (increase) in inventories, net	(69,974)	(43,679)	2,932
Increase (decrease) in trade payables, other payables and accrued expenses	75,869	(37,859)	20,522
Increase (decrease) in advances received from customers	142,844	202,450	(18,535)
Settlement of royalties with the Office of the Chief Scientist	-	(1,371)	(3,714)
Other adjustments	(35)	-	(1,228)

Net cash provided by operating activities	200,968	187,616	81,483

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(64,809)	(58,735)	(53,008)
Acquisition of subsidiaries and businesses (Schedule A)	-	(28,331)	(2,315)
Investments in affiliated companies and other companies	(31,930)	(160,861)	(18,391)
Proceeds from sale of property, plant and equipment	5,705	2,712	2,560
Proceeds from sale of investment	5,000	3,100	-
Investment in long-term bank deposits	(880)	(1,089)	(1,203)
Proceeds from sale of long-term bank deposits	780	1,501	1,507
Short-term deposits, net	(862)	(4)	(48)

Net cash used in investing activities	(86,996)	(241,707)	(70,898)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	8,248	3,511	11,260
Repayment of long-term bank loans	(188,723)	(85,035)	(35,826)
Receipt of long-term bank loans	85,053	216,500	58,410
Dividends paid	(24,322)	(21,631)	(86,692)
Tax benefit in respect of options exercised	2,144	-	-
Change in short-term bank credit and loans, net	(5,695)	524	216

Net cash provided by (used in) financing activities	(123,295)	113,869	(52,632)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,323)	59,778	(42,047)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	93,887	34,109	76,156

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$84,564	$93,887	$34,109

(*) Dividend received	$13,047	$12,169	$8,150

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U.S. dollars (In thousands)

	Year ended December 31,
	2006	2005	2004
SUPPLEMENTAL CASH FLOW ACTIVITIES:

Cash paid during the year for:
Income taxes	$15,955	$21,475	$13,305

Interest	$14,311	$13,151	$3,122

SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Working capital, net (excluding cash and cash equivalents)	$-	$39,273	$(707)
Property, plant and equipment	-	(28,875)	(10)
Other long term assets	-	(74,363)	-
Goodwill and other intangible assets	-	(53,291)	(1,598)
In process R&D	-	(7,490)	-
Deferred income taxes	-	5,404	-
Long-term liabilities	-	82,730	-
Minority interest	-	8,281	-

	-	$(28,331)	$(2,315)

(*)	In 2004, the assets of Computer Instruments Corporation Inc. (see Note 1(D)).

In 2005, the assets of IMI (see Note 1(E)) and the shares of Elisra (see Note 1(G)).

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands)

Note 1-	GENERAL

A.	Elbit Systems Ltd. (the “Company”) is an Israeli corporation, 45.4% owned by the Federmann Group. The Company’s shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq National Market in the United States. The Company and its subsidiaries (the “Group”) are engaged mainly in the field of defense electronics. The Company’s principal wholly-owned subsidiaries are the Elbit Systems of America (“ESA”) companies and Elbit Systems Electro-Optics Industries Elop Ltd. (“Elop”). The Company also owns 70% holdings in Elisra Electronic Systems Ltd. (“Elisra”), see Note 1(G).

B.	A majority of the Group’s revenues are derived from direct or indirect sales to governments or to governmental agencies. As a result, a substantial portion of the Group’s sales is subject to the special risks associated with sales to governments or to governmental agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Group products and for its suppliers. As for major customers, refer to Note 19(C).

C.	In July 2003, the Company acquired approximately 54% of the outstanding shares of Aero Design Development Ltd. (“AD&D”) an Israeli company in consideration for $1,406 in cash. The acquisition was accounted for by the purchase method of accounting.

AD&D develops, manufactures and builds airborne models and other engineered products.

The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,334 was allocated to technology ($1,000) to be amortized by the straight-line method over a period of ten years and to goodwill ($334).

The results of AD&D’s operations have been included in the consolidated financial statements from the date of acquisition.

In July 2005, the Company completed the purchase of the remaining shares of AD&D in consideration for $1,025 in cash. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,214 was allocated to technology ($900) to be amortized by the straight-line method over a period of eight years and to goodwill ($314).

Pro forma information in accordance with SFAS No. 141 has not been provided, since the net income of AD&D was not material in relation to total consolidated revenues and net income for the years 2004 and 2005.

D.	In August 2004, the Company (through a subsidiary of ESA) acquired a business from Computer Instruments Corporation Inc. (“CIC”) of Westbury, New York in consideration for approximately $2,315 in cash. The acquired assets relate to the design and manufacture of aviation pressure transducers, air data probes and air data computers.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands, except per share data)

Note 1-	GENERAL (Cont.)

D.	(Cont.)

The acquisition was accounted for by the purchase method of accounting. The excess of the purchase price over the fair market value of the net tangible assets acquired in the amount of approximately $1,598 was allocated to technology and other intangible assets to be amortized over a weighted average period of seven years.

The results of CIC’s operations have been included in the consolidated financial statements from the date of acquisition.

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of CIC were not material in relation to total consolidated revenues and net income for the year 2004.

E.	In March 2005, the Company, through its wholly-owned subsidiary Cyclone Aviation Products Ltd. (“Cyclone”), acquired from Israel Military Industries Ltd. (“IMI”) the assets and customers’ contracts related to the Aircraft Systems Division of IMI (“the Aircraft Division”) in consideration for approximately $7 million, paid in cash (approximately $1 million out of which $718 was paid through balance sheet date) and assumed liabilities of approximately $6 million. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,500 was allocated to customers’ contracts to be amortized over an estimated period of four years.

The Aircraft Division manufactures weapon payloads and external fuel tanks for fighter aircraft.

The financial results of the business acquired are included in the Company’s consolidated financial statements from the date of acquisition.

Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Aircraft Division are not material in relation to the total consolidated revenues and net income for the years 2004 and 2005.

F.	On December 27, 2004, the Company reached an agreement with Koor to purchase all of Koor’s holdings in Tadiran Communications Ltd. (“Tadiran”), which represented approximately a 32% interest in Tadiran, at a price of $37 per share. This purchase was to be made concurrently with Koor’s purchase of a portion of the Company’s shares from Federmann Enterprises Ltd. (“Federmann”). Tadiran is an Israeli company, whose shares are traded on the Tel Aviv Stock Exchange. The purchase of the interest in Tadiran was made in several stages as detailed below.

Tadiran is a leading company active mainly in the defense communication area. The Company is active in the C(4)ISR area, and is using integrated communication equipment in its systems. The Company foresees synergies between its systems operations and Tadiran, by providing advanced integrated network and communication solutions to its customers. Consequently, the acquisition of Tadiran resulted in goodwill amounting to $64,200 (see below).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands, except per share data)

Note 1-	GENERAL (Cont.)

F.	(Cont.)

During 2004, the Company acquired 4.3% of Tadiran’s outstanding shares on the Tel Aviv Stock Exchange in consideration for $15,900.

In the first and the second quarters of 2005, the Company acquired additional 17% of Tadiran’s outstanding shares in consideration for $74,100.

As a result of the acquisition in the second quarter of 2005, the Company was able to exercise significant influence on Tadiran. In accordance with APB 18, “The Equity Method of Accounting for Investments in Common Stock”, the Company’s interest in Tadiran, which was previously accounted for as available-for-sale securities, was accounted retroactively under the equity method of accounting (“step-by-step acquisition”).

On August 25, 2005, the Company purchased an additional 5.2% of Tadiran’s outstanding shares in consideration for $23,000. Following this purchase, the Company held approximately 26.5% of Tadiran’s shares.

On November 30, 2005, the Company completed the purchase of the remaining shares held by Koor in Tadiran, for approximately $59.3 million in cash. As of December 31, 2005, the Company held approximately 40% of Tadiran’s shares.

Based on a purchase price allocation analysis (“PPA”) performed by an independent advisor, the investment amount was attributed as follows:

	Book value in Tadiran	Excess cost	Total
Working capital	$14,500	$100	$14,600
Inventory	7,700	3,100	10,800
Long-term assets and investments	12,100	300	12,400
Long-term liabilities	(14,000)	400	(13,600)
Brand name	4,300	4,900	9,200
Customer base	-	39,400	39,400
Technology	3,600	21,100	24,700
IPR&D	-	9,400	9,400
Deferred taxes	1,100	-	1,100
Goodwill	21,200	43,000	64,200

	$50,500	$121,700	$172,200

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 1-	GENERAL (Cont.)

F.	(Cont.)

The excess costs over Tadiran’s book value in the quarters of 2005 are detailed below:

	Until June 30, 2005	In the third quarter of 2005	In the fourth quarter of 2005	Total	Expected useful lives
IPR&D	$ 5,100	$ 1,200	$ 3,100	$ 9,400	immediate write-off
Inventory	1,600	400	1,100	3,100	up to a quarter
Other tangible assets and liabilities	400	100	300	800	5 years
Brand name	2,500	600	1,800	4,900	15 years
Customer base and backlog	21,200	5,200	13,000	39,400	2-12 years
Technology	11,100	2,700	7,300	21,100	10 years
Goodwill	22,400	5,500	15,100	43,000	indefinite-subject to
					annual impairment test

Total excess of consideration
over book value	$64,300	$15,700	$41,700	$121,700

Percentage of interest acquired in Tadiran	21.3%	5.2%	13.5%	40%

On June 5, 2006, the Company acquired 4.37% of Tadiran’s outstanding shares in consideration for approximately $18.3 million. Following the acquisition, the Company holds approximately 43% of Tadiran’s shares.

Based on a PPA performed by an independent advisor, the investment amount was attributed as follows:

	Book value in Tadiran	Excess cost	Total	Expected useful lives of excess cost
Working capital	$ 2,600	$ -	$ 2,600	-
Inventory	1,000	300	1,300	Up to a quarter
Long-term assets and investments	1,300	100	1,400	5 years
Long-term liabilities	(1,800)	-	(1,800)	-
Brand name	400	600	1,000	15 years
Customer base	-	5,300	5,300	2-12 years
Technology	200	2,300	2,500	10 years
IPR&D	-	1,000	1,000	Immediate write-off
Goodwill	2,500	2,500	5,000	Indefinite - subject to
				annual impairment test

	$6,200	$12,100	$ 18,300

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 1-	GENERAL (Cont.)

G.	On July 6, 2005, the Company signed an agreement with Koor to acquire all of Koor’s 70% holdings in Elisra, an Israeli company, in consideration for $70 million ($68.8 million after certain adjustments) in cash. The parties also agreed on an additional contingent consideration as a result of future insurance proceeds relating to the fire at Elisra’s plant in 2001 (see Note 7).

The agreement for acquiring Koor’s holdings in Elisra was signed following the approval of the transaction by the Company’s Audit Committee and Board of Directors, who obtained a fairness opinion from an independent appraiser regarding the consideration to be paid for the Elisra shares and following the Company’s shareholders approval in August 2005.

On November 30, 2005, simultaneously with the acquisition of Koor’s shares in Tadiran, the Company completed the purchase of all of the shares of Koor in Elisra for approximately $68.8 million in cash. Following the completion of the transaction, the Company owns 70% of Elisra.

The completion of the purchase of the Elisra shares was made possible following the receipt of all required approvals, including that of the Israeli Antitrust Authorities. In accordance with the Israeli antitrust approval, the Company has agreed to fulfill conditions imposed by the Antitrust Authorities related to the market environment between the Company and Israel Aircraft Industries Ltd. (“IAI”), which holds the balance of Elisra’s shares. Should the Antitrust Authorities conclude, during the course of a five-year period following the acquisition, that the Company has not complied with such conditions, the Antitrust Authorities may take various measures, including steps that could result in the cessation of the joint holdings in Elisra by the Company and IAI.

Elisra is the leading airborne electronic warfare company in Israel with advanced technology and significant market presence. Elisra has significant complementary technologies and customer installment base to those of the Group in areas including ELINT systems, EW suites, airborne warning systems and data links. As such, the Company’s management believes that Elisra’s business is very synergetic with several of the Company’s areas of operations as the aforementioned technologies and customer installment base will enable the Group to offer more comprehensive turnkey solutions to its customers and strengthen its competitive position. Consequently, the acquisition of Elisra resulted in goodwill amounting to $24,500 (see below).

Based on a PPA performed by an independent advisor, the purchase price was attributed to the fair value of the assets acquired and liabilities assumed as follows:

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 1-	GENERAL (Cont.)

G.	(Cont.)

	Book value in Elisra	Excess cost	Total	Expected useful lives of excess cost
Current monetary liabilities net
of current monetary assets	$(11,500)	$ -	$(11,500)	-
Pre-acquisition contingency	15,530	-	15,530	-
Other long-term investments
and receivables	59,270	-	59,270	-
Long-term liabilities	(100,700)	-	(100,700)	-
Minority interest	(8,300)	-	(8,300)	-
IPR&D	-	7,500	7,500	Immediate write-off
Inventory	31,200	1,200	32,400	Up to 2 quarters
Property, plant and equipment	23,100	5,700	28,800	20 years
Customers base and backlog	-	11,800	11,800	10 years
Technology	-	9,500	9,500	10 years
Goodwill	-	24,500	24,500	Indefinite - subject to
				annual impairment test

	$ 8,600	$ 60,200	$ 68,800

The pre-acquisition contingency, which amount to $15,530, are related to the compensation receivables in respect of the fire damage in Elisra (see Note 7 bellow).

The results of Elisra’s operations have been included in the consolidated financial statements from the date of acquisition.

The following unaudited proforma data is based on historical financial statements of the Company and Elisra and is provided for comparative purposes only. The proforma information does not purport to be indicative of the results that actually would have occurred had the purchase of the shares been consummated prior to the beginning of the reported periods.

The proforma information reflects the results of the Company’s operations assuming that Elisra’s results were included in the Company’s consolidated results at the beginning of each of the reported periods, and under the following assumptions:

(1)	Intangible assets (customer base, backlog and technology) arising from the acquisition of Elisra’s shares of approximately $21,300, are amortized over a period of 10 years.

(2)	Excess of cost over equity purchased allocated to real estate assets of approximately $5,700, is amortized over a period of 20 years.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands, except per share data)

Note 1-	GENERAL (Cont.)

G.	(Cont.)

(3)	The cost attributed to purchase IPR&D projects, in the amount of approximately $7,500 has been charged to operations immediately as a non-recurring item and is not included in the proforma consolidated results.

(4)	Intercompany balances and transactions, if any, have been eliminated.

(5)	Management fees which were paid to Elisra’s shareholders and will be paid in the future to the Company were eliminated in the proforma statements.

	For the year ended December 31,
	2005	2004
Revenues	$1,264,375	$1,181,110

Net income as reported	$32,487	$51,873
Adjustments:
Elimination of the charge to operations for IPR&D	7,490	-
Other adjustments, net	(21,337)	126

Net income - proforma (*)	$18,640	$51,999

Basic earnings per share - proforma	$0.46	$1.33

Diluted earnings per share - proforma	$0.45	$1.29

(*)	The proforma net income for the year ended December 31, 2005 includes a write-off of pre contract costs and equipment, net in the amount of $2,616 in the Company and expenses related to cutback in personnel in the amount of $19,103 in Elisra (see Note 15).

Following the acquisition of Elisra’s shares in the fourth quarter of 2005, the Company identified and wrote-off duplicated inventories and equipment in the amount of $3,488 which was recorded as restructuring costs in the cost of revenues.

H.	In October 2005, the Company invested an amount of $2.5 million in Chip PC Ltd. (“Chip PC”), an Israeli company, in consideration for a 20% interest in Chip PC.

Chip PC develops and manufactures “Post PC” solutions, focused on enabling server-based- computing technologies to replace traditional PCs and deploy and control large numbers of workstations.

The excess of the amount paid for the Chip PC shares acquired over their book value is approximately $2.4 million. Based on a PPA performed by an independent advisor, this excess was allocated mainly to technology ($1.6 million) to be amortized by a straight-line method over a period of 5 — 8 years and to goodwill ($1.1 million). The financial results of the investee acquired are included in the Company’s consolidated financial statements from the date of acquisition, as equity in net earnings (losses) of affiliated companies.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 1-	GENERAL (Cont.)

I.	In October 2005, the Company established a U.K. subsidiary – UAV Tactical Systems Ltd. (“U-Tacs”), in which the Company holds 51% and the rest of the shares are held by Thales U.K.. U-Tacs will be the manufacturing and support center of the Watchkeeper program – an Unmanned Air Vehicle (UAV) program for the U.K. MOD. U-Tacs will establish the capabilities to design, manufacture, integrate and fly tacticalUAV systems, consisting of air vehicles, ground control stations, data links, payloads and launch and recovery subsystems (see Note 2(AA)).

J.	On May 31, 2006, the Company’s U.S. subsidiary Kollsman, Inc. (“Kollsman”) acquired Preferred B shares of Sandel Avionics, Inc. (“Sandel”), which constituted a 20% interest in Sandel on a fully diluted and as converted basis in consideration for $12.5 million (represented by a $11.5 million cash payment and a $1 million holdback to be paid within 12 months). Sandel, based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market. The Company expects that some of Kollsman’s new products will be integrated with Sandel’s display electronics for the general aviation market.

Kollsman has an option to buy the remaining 80% interest in Sandel for a period of 30 months after the initial investment at the equivalent price per share as the first transaction. During the option period, Kollsman has the right to representation on the Sandel board of directors, as well as several specific minority rights. In addition, Kollsman and Sandel have formed an alliance to cooperate on product development and marketing.

As the Preferred shares do not represent in substance common stock (as defined in EITF 02-14), the investment in Sandel is accounted for under the cost basis.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 23.

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

The Company’s revenues are generated mainly in U.S. dollars. In addition, most of the Company’s costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52 “Foreign Currency Translation”. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income in financial income or expenses.

For those foreign subsidiaries whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

C.	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries.

The consolidated subsidiaries include Elop, ESA, Elisra and other Israeli and non-Israeli subsidiaries.

Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	CASH EQUIVALENTS

Cash equivalents, are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of acquisition.

E.	SHORT-TERM BANK DEPOSITS

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short–term bank deposits are presented at their cost.

F.	AVAILABLE FOR SALE MARKETABLE SECURITIES

Investments in marketable securities are classified as available for sale securities according to Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS No. 115”). Accordingly, these securities are stated at fair market value, with unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income, a separate component of shareholders’ equity. Realized gains and losses on sale of investments and a decline in value which is considered to be other-than-temporary, are included in the consolidated statements of income as finance income (loss).

G.	INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

Cost is determined as follows:

•	Raw materials using the average cost method.

•	Costs incurred on long-term contracts in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (refer to Note 2(T)).

•	Labor overhead is generally included on a basis of hourly rates and is allocated to each project according to the amount of hours expended. Material overhead is allocated to each project based on the value of direct material that is charged to the project.

Advances from customers are allocated to the applicable contract inventories and are presented as net amounts. Advances in excess of related inventories are classified as liabilities.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

Investments in non-marketable shares of companies in which the Group holds less than 20% and the Group does not have the ability to exercise significant influence over operating and financial policies of the companies are recorded at cost.

Investments in companies and partnership over which the Group can exercise significant influence (generally, entities in which the Group holds between 20% and 50% of voting rights) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Group, are eliminated. The Group discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

A change in the Company’s proportionate share of a subsidiary’s or investee’s equity, resulting from issuance of common or in substance common shares by the subsidiary or investee to third parties, is recorded as a gain or loss in the consolidated income statements. If the realization is not assured, such as when the issuing company is a development stage company, the gain from issuance is accounted for as an equity transaction pursuant to SEC Staff Accounting Bulletin 51 “Accounting Sales of Stock by a Subsidiary”.

Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. The results of 2005 include an impairment loss related to the investment in ISI (see Note 6(B)2)).

I.	LONG-TERM RECEIVABLES

Long-term trade and other receivables, from extended payment agreements, are recorded at their estimated present values (determined based on the original market rates of interest).

J.	LONG-TERM BANK DEPOSITS

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost and with accumulated interest.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Group’s own use, cost includes materials, labor and overhead, but not in excess of the fair value of the equipment.

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings	2-6.6
Instruments, machinery and equipment	6-33
Office furniture and other	6-33
Motor vehicles	12-33	(mainly 15%)

Land rights and leasehold improvements – generally over the term of the lease.

L.	INVESTMENT GRANTS

As a governmental incentive for industrial companies in Israel, the “Investment Center”, which is a branch of the Israel Ministry of Industry and Trade, permits industrial companies to submit a request to qualify as an “Approved Enterprise”. An Approved Enterprise is entitled to certain benefits in respect of capital investments. The benefits may be in the form of reduced tax rates and of capital grants received as a percentage of the investments of the Approved Enterprise. The amount of a capital grant is determined as a percentage of the Approved Enterprise investment in property, plant and equipment. As a condition to the granting of these benefits, the Approved Enterprise is obligated to perform the applicable industrial plan as detailed in the request to the Investment Center (see Note 16(A)(3) and 17(K)). These capital grants are non-royalty bearing and are not conditioned on the results of operations. As the capital grants are a direct participation in the cost of the acquisition of property, plant and equipment they are offset against the cost of property, plant and equipment.

M.	INTANGIBLE ASSETS

Intangible assets are stated at cost net of accumulated amortization. Intangible assets are amortized over their useful life using the straight-line method.

N.	IMPAIRMENT OF LONG-LIVED ASSETS

The Group’s long-lived assets and identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	GOODWILL

Goodwill represents the excess of the cost of acquired businesses over the net fair values of the assets acquired and liabilities assumed. Under SFAS No. 142, goodwill is no longer amortized, but is instead tested for impairment at least annually (or more frequently if impairments indicators arise).

SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Fair value of a reporting unit is determined using the discounted future cash flows method. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units.

For each of the three years in the perios ended December 31, 2006, no impairment losses have been identified.

P.	SEVERANCE PAY

Under Israeli law and employment agreements, the Group’s companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The benefit is calculated based on the employee’s latest salary and the period of his/her employment.

The Group’s companies in Israel record a liability for the amount that would have to be paid to the employees as severance payment in the event of the companies’ shut down.

The companies’ obligation for severance pay and pension is provided by monthly deposits with insurance companies, pension funds and by an accrual. The value of severance pay funds is presented in the balance sheet and includes profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The values of the deposited funds are based on the cash surrendered value of these funds and include profits.

Severance pay expenses for the years ended December 31, 2006, 2005 and 2004 amounted to approximately $19,161, $17,500 and $15,574, respectively.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	REVENUE RECOGNITION

The Group generates revenues mainly from long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a minor extent, the Company is providing support and services for such systems and products.

Revenues from long-term contracts are recognized based on Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”) according to which revenues are recognized on the percentage-of-completion basis.

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

Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage-of-completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogenous or small quantity of units, revenue is recognized based on the achievement of performance milestones, which provide a more reliable and objective measure to the extent of progress toward completion.

Sales and anticipated profit under long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method and units-of-delivery method as applicable to the phase of the contract, as the basis to measure progress toward completion. In addition, when measuring progress toward completion under the development portion of the contract, the Company considers other factors, such as achievement of performance milestones.

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

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	REVENUE RECOGNITION (Cont.)

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

In cases where the contract involves the delivery of products and performance of services, the Group follows the guidelines specified in EITF 00-21, “Revenue Arrangements with Multiple Deliverables” in order to allocate the contract fees between the products accounted for under SOP 81-1 and the services.

In certain circumstances, sales under short-term fixed-price production type contracts are accounted for in accordance with SAB No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), and recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

As for research and development costs accounted for as contract costs refer to Note 2(T).

R.	PRE-CONTRACT COSTS

Pre-contract costs are deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific contract is probable according to the guidelines of SOP 81-1.

S.	WARRANTY

The Group estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Group does business. Factors that affect the Group’s warranty liability include the number of delivered products, engineering estimates and anticipated rates of warranty claims. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	WARRANTY (Cont.)

Changes in the Group’s provision for warranty, which is included in the Company’s balance sheet, during the years, are as follows:

	2006	2005
Balance, at January 1	$31,797	$34,230
Warranties issued during the year	27,733	19,223
Warranties forfeited or exercised during the year	(15,113)	(21,656)

Balance, at December 31	$44,417	$31,797

T.	RESEARCH AND DEVELOPMENT COST

Research and development costs, net of participations, are charged to operations as incurred. Group sponsored research and development costs primarily include independent research and development and bid and proposal efforts.

Under certain arrangements in which a customer participates in product development costs, the Group’s portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as part of the contract costs.

Certain Group companies in Israel receive grants (mainly royalty-bearing) from the Government of Israel and from other sources for the purpose of funding approved research and development projects. The grants are not to be repaid, but instead the Group companies will be sometimes obliged to pay royalties as a percentage of future sales if and when sales are generated from the funded projects. These grants are recognized as a deduction from research and development costs at the time the applicable company is entitled to such grants on the basis of the research and development costs incurred, since the payment of royalties is not probable when the grants are received.

U.	INCOME TAXES

The Group accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits and trade receivables.

The majority of the Group’s cash and cash equivalents and deposits are invested in dollar instruments with major banks in Israel and in the United States. Management believes that the financial institutions that hold the Group investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Group’s trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States and Europe. The Group performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses except for a one-time loss in 2002 of approximately $4,600 due to the insolvency of one of the Group’s customers. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

W.	DERIVATIVE FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the effective portion of the gain and loss on thederivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair value. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the fair value of the asset or liability hedge, if any, is recognized as financial expense in current earnings during the period of change. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized as a financial expense in current earnings during the period of change.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

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

As of December 31, 2006, the Group had forward contracts with a notional amount of approximately $315,900 to purchase and sell foreign currencies (113,300 Euro, 88,700 Great Britain Pounds (GBP) and other currencies).

The fair value of the foreign exchange contracts and the options as of December 31, 2006 is a liability of approximately $13,400.

X.	STOCK-BASED COMPENSATION

Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, the recognition provisions are applied to all employee awards granted, modified or settled after January 1, 2004, and to previously granted awards that were not fully vested on the date of adoption. Compensation cost is recorded over the vesting period on a straight-line basis.

The cumulative effect on deferred taxes relating to stock based compensation resulting from the adoption of SFAS No. 123 amounted to a reduction of $152 and was recorded as a one-time adjustment to additional paid-in capital in 2004.

Effective January 1, 2006, the Company adopted the provision of Statement 123(R), using the modified prospective method. The adoption of Statement 123(R) had an immaterial effect on the Company’s financial position and results of operations.

The fair value of options is estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Divided yield	-	2.25%	2.20%
Expected volatility	-	25.60%	26.70%
Risk-free interest rate	-	4.50%	4.00%
Expected life	-	4 years	4 years

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

The carrying amount of the available for sale securities is recorded according to its fair market value, as determined by quoted market prices on the stock exchange.

The fair value of long-term loans is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

It was not practicable to estimate the fair value of the Group’s investments in shares of non-public companies that are accounted for under the cost method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies as of December 31, 2005 and 2006 were $6,345 and $2,845, respectively, and represent the original cost of acquisition. As noted in Note 2H above, management is constantly monitoring such investments for other-than-temporary decline in value.

Z.	BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted net earnings per ordinary share when their effect is anti-dilutive. In all the years presented no stock options were excluded.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	VARIABLE INTEREST ENTITIES

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulleting No. 51” (“FIN 46”) provides a framework for identifying Variable Interest Entities (“VIE’s”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities, without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about the entity’s activities, or (3) has a group of equity owners that do not have the obligation to absorb the entity’s losses or the right to receive returns generated by its operations. FIN 46 requires the consolidation of a VIE by its primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

U-Tacs is considered to be a variable interest entity. As the Company is the primary beneficiary, U-Tacs is consolidated in the Company’s financial statements.

AB.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

(1)	In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes, including tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period and if a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the impact of adopting FIN 48.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (Cont.)

(2)	In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS 123(R) and related interpretations. The statement does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to represent fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157.

(3)	In September 2006, the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statements No 87, 88, 106, and 132(R) (“SFAS 158”). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, “postretirement benefit plans”) to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. Effective December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on the Company’s financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. See Note 15 for further discussion of the effect of adopting SFAS 158 on the Company’s consolidated financial statements.

(4)	In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”(“SFAS 159”). This Statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

AC.	RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 3-	TRADE RECEIVABLES, NET

	December 31,
	2006	2005
Open accounts (*)	$315,254	$254,056
Unbilled receivables	72,623	95,854
Less - allowance for doubtful accounts	(3,390)	(3,221)

	$384,487	$346,689

(*) Includes affiliated companies	$9,673	$6,283

Note 4-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2006	2005
Deferred income taxes	$17,737	$18,708
Prepaid expenses	31,385	22,065
Government institutions	21,681	9,451
Employees	787	1,029
Others	13,011	15,843

	$84,601	$67,096

Note 5-	INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2006	2005
Cost incurred on long-term contracts in progress	$373,045	$314,362
Raw materials	90,075	81,781
Advances to suppliers and subcontractors	41,037	40,095

	504,157	436,238
Less -
Cost incurred on contracts in progress deducted
from customer advances (see Note 13)(*)	49,455	16,178
Advances received from customers (*)	77,246	84,083
Provision for losses	5,494	7,549

	$371,962	$328,428

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

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 6-	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A.	Investments in companies accounted for under the equity method:

	December 31,
	2006	2005
Tadiran (1)	$176,374	$156,142
SCD (2)	30,804	25,059
VSI (3)	5,398	6,451
Opgal (4)	4,705	3,380
Chip PC (5)	2,189	2,516
Others (6)	2,361	1,446

	$221,831	$194,994

(1)

Tadiran Communications Ltd. (“Tadiran”) – a publicly-traded 43%-owned investee registered in Israel, is involved in the worldwide market for military communications systems and equipment and is also active in the civilian communications market.

The summarized financial information regarding Tadiran (see Note 1(F)) is as follows:

Balance Sheet Information:

	December 31,
	2006	2005
Current assets	$340,204	$312,093
Non-current assets	103,343	104,118

Total assets	$443,547	$416,211

Current liabilities	$238,294	$243,972
Non-current liabilities	36,548	43,840
Shareholders' equity	168,705	128,399

	$443,547	$416,211

Income Statement Information:

	Year ended December 31,
	2006	2005
Revenues	$258,795	$271,424
Gross profit	$105,632	$120,510
Net income	$42,118	$29,879

As of December 31, 2006, the fair market value of Tadiran’s shares held by the Company was $207,128.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 6-	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

A.	Investments in companies accounted for under the equity method (Cont.)

(2)	Semi Conductor Devices (“SCD”) is an Israeli partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. (“Rafael”). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(3)	Vision Systems International LLC (“VSI”) based in San Jose, is a California limited liability company that is held 50% by ESA and 50% by a subsidiary of Rockwell Collins Inc. VSI operates in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft. VSI is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(4)	Opgal Optronics Industries Ltd. (“Opgal”) is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company’s financial statements.

(5)	Chip PC Ltd. is an Israeli company, of which approximately 20% is held by the Company. Chip PC develops and manufactures “Post PC” solutions, focused on enabling server-based-computing technologies to replace traditional PCs and deploy and control large numbers of workstations.

(6)	Mediguide Inc. (“Mediguide”) and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company. The share capital of Mediguide consists of Common shares and Preferred A, B, C and D shares. The Common shares and the Preferred shares, both have voting rights. The Company holds all of the Common shares of Mediguide which constitute approximately 55% (41% on a fully diluted basis) of the voting rights of Mediguide. During 2001 — 2004, Mediguide issued Preferred shares to other investors in consideration for approximately $34,355. The Preferred shares issued entitle the other investors to preference rights senior to all other classes of shares previously issued by Mediguide in a liquidation or a deemed liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition, the Preferred shares entitle their holders to certain participating rights. Accordingly, based on the guidance in EITF 96-16, the Company does not consolidate Mediguide. The carrying value of the investment in Mediguide is zero.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 6-	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

A.	Investments in companies accounted for under the equity method (Cont.)

(7)	Equity in net earnings (losses) of affiliated companies is as follows:

	December 31,
	2006	2005	2004
Tadiran (*)	$3,988	$(11,121)	$(1,120)
SCD	5,466	5,115	4,563
VSI	5,354	4,641	3,710
Others	(65)	(271)	(508)

	$14,743	$(1,636)	$6,645

(*)	The Company’s share in Tadiran’s 2006 results includes a loss of $2,400 as a result of exercise of options in Tadiran.

(8)	The summarized aggregate financial information of companies accounted for under the equity method, excluding Tadiran (see Note 6(A)(1)), is as follows:

Balance Sheet Information:

	December 31,
	2006	2005
Current assets	$165,411	$138,312
Non-current assets	27,896	19,115

Total assets	$193,307	$157,427

Current liabilities	$85,576	$59,067
Non-current liabilities	7,929	13,622
Shareholders' equity	99,802	84,738

	$193,307	$157,427

Income Statement Information:

	Year ended December 31,
	2006	2005	2004
Revenues	$298,499	$266,841	$213,680
Gross profit	$79,309	$63,938	$55,285
Net income	$18,902	$13,345	$15,195

(9)	See Note 17(E) for guarantees.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 6-	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

B.	Investments in companies accounted for on a cost basis

	December 31,
	2006	2005
Soltam (1)	$-	$3,500
ISI (2)	1,830	1,830
AAI (3)	1,000	1,000
Sandel (4)	11,047	-
Others	15	15

	$13,892	$6,345

(1)	Soltam Systems Ltd. (“Soltam”), held 10%, is an Israeli company engaged in the development and manufacturing of military systems in the artillery sector. In December 2006, the Company sold its holdings in Soltam in consideration for $5,000, to be paid in 24 monthly installments bearing interest of Libor+1%. An amount of $2,341 was recorded as other long-term receivables. A gain of $1,500 was recorded as other income.

(2)	ImageSat International N.V. (“ISI”), held 14% (10% on a fully diluted basis), is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes. During the fourth quarter of 2005, the fair value of ISI decreased as a result of a decrease in ISI’s backlog and estimated future cash flows. Based on a valuation performed by an independent advisor, the Company wrote-off approximately $5,400 of its investment in ISI.

(3)	AeroAstro Inc. (“AAI”), held 8.33% (on a fully diluted basis) is a Delaware corporation engaged in innovative micro and nanospacecraft applications. AAI manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in and outside the U.S.

(4)	Sandel Avionics, Inc. (“Sandel”) based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market. In 2006, Kollsman acquired Preferred B Shares, which constitute a 20% interest in Sandel on a fully diluted and as converted basis.

Note 7-	COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE, NET

	December 31,
	2006	2005
Receivables from insurance company (A)	$25,884	$25,884
Net of contingent payment to Koor (B)	10,354	10,354

	$15,530	$15,530

A.	On March 17, 2001, a fire broke out in the manufacturing plants in two of Elisra’s subsidiaries (“the companies”). The fire caused damage to equipment, building, inventory and work in progress. Up to December 31, 2005 and 2006, advances were received from the insurance company in the aggregate amount of approximately $10 million.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 7-	COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE, NET (Cont.)

A.	Cont.

Upon the acquisition of Elisra in 2005, as part of the assets purchased in the business combination, the Company recorded the receivables from the insurance company at their estimated value of approximately $26 million considering the advances previously received from the insurance companies in years prior to the acquisition.

The claim submitted by the companies to the insurance company, and which is based on the terms of the insurance policy, also includes a demand for consequential damages along with other damages that the companies believe are covered by the insurance policy. Therefore, the total amount of the claim is much higher than the book value of the damage and the cost of repairing the building.

The companies are taking legal action in order to receive the insurance claim and they have submitted a claim to the District Court of Tel-Aviv against the insurance company and its assessors, in the aggregate amount of $96 million. In light of the duration of the proceedings, the managements of the companies decided to classify the balance of the compensation receivable from the insurance company as a long-term receivable.

In April 2004, the companies filed a request with the Court, for issuance of a partial judgment, in the amount of $33 million (in excess of the advances already paid by the insurance company) based on the admission made by the insurance company and its representatives of an obligation deriving from the insurance event, while the dispute remains regarding the amount of the damages.

In December 2004, a hearing was held in the Court wherein the force of a judgment was given to an agreement of the parties pursuant to which a separate bank account was opened, in which the insurance company deposited $15 million. Every withdrawal from such account requires approval of the Court until the proceedings on the claim are concluded. In accordance with the aforesaid agreement, the claim was transferred for mediation. A number of meetings took place during 2005 and 2006, including a visit of the reinsurance representatives with the Company, however the mediation did not result in an agreement between the parties.

In light of the failure of the mediation proceeding, on September 19, 2006 the mediator notified the Court of discontinuance of the proceeding.

On September 21, 2006, the Company requested from the Court to renew the legal proceedings and requested that a ruling be made on the request for a partial ruling that had been filed on April 21, 2004 as described above. A hearing on the ruling is scheduled for March 18, 2007.

In the opinion of the companies, based on, among other things, the opinion of their legal advisors regarding this matter, it is difficult to estimate the chances that the companies will receive the full amount of the claim, even though it is considered to be well founded. Nonetheless, the managements of the companies estimate, based on the opinion of their legal advisors that the chances are good of receiving indemnification from the insurance company, in an amount at least equal to the balance of the receivable which they recorded as an asset in the financial statements.

B.	In the agreement the Company signed with Koor, for the purchase of Elisra’s shares, it was agreed that the Company will pay Koor 40% of the consideration received from the insurance company, up to $30 million and 25%-27.5% of additional consideration received (see Note 1(G)).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 7-	COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE, NET (Cont.)

C.	The receivables in respect of the fire damages and related payable to Koor represent pre-acquisition contingencies that were recognized in connection with the acquisition of Elisra in 2005, as part of the purchase price allocation (see Note 1(G)).

Note 8-	LONG–TERM BANK DEPOSITS AND TRADE RECEIVABLES

	December 31,
	2006	2005
Deposits with banks for loans granted to employees (*)	$1,287	$1,200
Long-term trade and other receivables (**)	4,701	1,219
Other deposits with banks	42	38

	$6,030	$2,457

(*)	The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $429 (2005 — $539).

(**)	Other receivables include receivables in the amount of $2,341 with respect to the sale of Soltam, to be paid in 24 monthly installments (see Note 6(B)(1)). The installments bear annual interest rate of Libor +1%. As of December 31, 2006 the rate was 6.3%.

Note 9-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2006	2005
Cost (1):
Land, buildings and leasehold improvements (2)	$185,182	$177,435
Instruments, machinery and equipment (3)	356,545	332,956
Office furniture and other	43,085	38,406
Motor vehicles	53,954	49,538

	638,766	598,335
Accumulated depreciation	(344,138)	(313,338)

Depreciated cost	$294,628	$284,997

Depreciation expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $50,323, $44,576 and $35,001, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $33,409 and $ 32,879 as of December 31, 2006 and 2005, respectively.

(2)	Includes rights in approximately 9,225 square meters of land in Tirat Hacarmel, Israel. The land is leased from the Israel Land Administration until the years 2014 to 2024 with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered in its name.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 9-	PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

Includes rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel Land Administration until the year of 2043 with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered in its name.

Includes rights in approximately 10,386 square meters of land in Bnei Brak, Israel. The land is leased from the Israel Land Administration (through the years 2010-2017) with a renewal option for additional periods of up to 49 years. The Company’s rights in the land have not yet been registered in its name.

(3)	Includes equipment produced by the Group for its own use in the aggregate amount of $96,131 and $82,518 as of December 31, 2006 and 2005, respectively.

(4)	As for pledges of assets – see Note 17(G) and 17(J).

Note 10-	INTANGIBLE ASSETS, NET

A.	Composition:

	Weighted average number of years of amortization	December 31,
		2006	2005
Original cost:
Technology (1)	14	$108,786	$108,786
Trade marks (2)	17	8,000	8,000

		116,786	116,786

Accumulated amortization:
Technology		43,592	35,815
Trade marks		2,600	2,200

		46,192	38,015

Amortized cost		$70,594	$78,771

Goodwill (3)		$58,401	$58,401

(1)	The technology acquired consists of five major items as follows:

In 2000, the Company completed a merger with Elop. A portion of the purchase price was allocated to technology ($45,000), based on an independent appraisal. The technology acquired in the merger with Elop comprises various technologies relating to:

a.	Diode pumped and other advanced solid-state lasers incorporating add-on eye-safety options.

b.	Detectors for thermal imaging devices, including 2-D arrays for second and third generation forward looking infrared sensors.

c.	Line of sight command, control and stabilization systems employing computerized digital controllers.

d.	Sophisticated image and signal processing, utilizing modern equipment and software.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 10-	INTANGIBLE ASSETS, NET (Cont.)

A.	Composition (Cont.)

e.	High precision mechanical and optical component design and manufacturing for the visible, ultraviolet and infrared spectra, including special and exotic materials, diffractive and planar optics, space borne lightweight optics and multi-layer coatings.

f.	Aviation instruments such as precision altimeters and air speedometers.

In 2000, EFW Inc. acquired from Honeywell Inc., Honeywell’s business relating to head-up displays and tracking systems for pilot helmets. An amount of $9,300 was allocated to the acquired technology based on its estimated fair value as prepared by the Company.

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

In 2005, the Company acquired 70% of Elisra’s shares as detailed in Note 1(G) above, in consideration for $68,800. An amount of $21,300 was allocated to the technology related to electronic warfare (EW) systems, command communication (C(2)) systems and data link products.

(2)	Includes trade marks acquired in the merger with Elop in 2000.

(3)	Includes mainly goodwill resulting from the merger with Elop ($18,700) in 2000, goodwill acquired from Honeywell Inc. ($2,090) in 2000, goodwill resulting from the acquisition of IEI ($3,300) in 2001 and goodwill resulting from the acquisition of Elisra ($24,300) in 2005.

(4)	Changes in goodwill, during the years, are as follows:

	2006	2005
Balance, at January 1	$58,401	$33,706
Goodwill acquired during the year:
Elisra	-	24,344
AD & D	-	341
Others	-	10

Balance, at December 31	$58,401	$58,401

B.	Amortization expenses amounted to $8,176, $7,742 and $7,260 for the years ended December 31, 2006, 2005 and 2004, respectively.

C.	The annual amortization expense relating to intangible assets other than goodwill existing as of December 31, 2006 is estimated to be as follows:

2007	$8,100
2008	7,600
2009	7,100
2010	6,500
2011	6,500
Thereafter	34,800

Total	$70,600

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 11-	SHORT-TERM BANK CREDIT AND LOANS

	December 31,
	2006	2005	2006	2005
Short-term bank loans:	Interest Rate

In U.S. dollars	4.75-7.86%	6-6.2%	$6,660	$17,491

Short-term bank credit:
In NIS unlinked	7.25%	5.8%	2,929	2,828
In U.S. dollars	6.68-8.25%	6-6.4%	8,213	9,977

			11,142	12,805

			$17,802	$30,296

Weighted Average Interest Rate	6.74%	5.9%

Note 12-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2006	2005
Payroll and related expenses	$78,514	$65,400
Provision for vacation pay	39,841	32,879
Provision for income taxes, net of advance paid	21,096	5,374
Value added tax (VAT) payable	9,044	2,667
Provisions for royalties	23,344	22,943
Provision for warranty	44,417	31,797
Deferred income taxes	-	2,140
Liability in respect of hedge transactions	13,442	1,619
Others (*)	44,807	51,720

	$274,505	$216,539

(*) Others - primarily includes provisions for estimated future costs in respect of (1) provision for losses, penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g. damages caused by the items sold and claims as to the specific products ordered), (2) unbilled services of service providers.

Note 13-	CUSTOMERS ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2006	2005
Advances received	$603,194	$460,242
Less -
Advances presented under long-term liabilities	126,769	122,263
Advances deducted from inventories	77,246	84,083

	399,179	253,896
Less -
Costs incurred on contracts in progress (see Note 5)	49,455	16,178

	$349,724	$237,718

As for guarantees and liens see Note 17(F).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 14-	LONG-TERM LOANS

		Interest	Years of	December 31,
	Currency	%	maturity	2006	2005
Banks	U.S. dollars	2.98% -	mainly
		Libor + 2.3%	2-3	$135,355	$229,370
Office of Chief	NIS-linked to
Scientist	the Israeli-CPI	3.2		-	2,713
Other				110	254

				135,465	232,337
Less-current maturities				10,199	7,355

				$125,266	$224,982

The Libor rate as of December 31, 2006 was 5.3%.

The maturities of these loans after December 31, 2006 are as follows:

2007 - current maturities	$10,199
2008	117,454
2009	5,170
2010	175
2011	180
2012 and thereafter	2,287

$135,465

See Note 17(F) for covenants.

In order to secure liabilities to banks as well as guarantees to customers and performance guarantees, a subsidiary granted first priority liens and/or floating liens on all of its property and assets with no limitation as to amount, and specific liens on its short-term investments (see Note 17(G)).

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY

ESA, the Company’s subsidiary in the U.S., has adopted for its employees in U.S. benefits plans as follows:

Defined Benefit Retirement Plan

ESA has three defined benefit pension plans (the “Plans”) which cover the employees of EFW and Kollsman Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash by a financial institution, as the investment manager of the Plans’ assets. Pension expense is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employee.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

The measurement date for the EFW and Kollsman benefit obligation is December 31, 2006. The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2006 and 2005:

	December 31,
	2006	2005
Changes in benefit obligation:
Benefit obligation at beginning of year	$51,305	$42,698
Service cost, end of year	3,869	3,242
Interest cost	2,981	2,543
Amendments	73	320
Actuarial losses	(228)	3,517
Benefits paid	(1,221)	(1,015)

Benefit obligation at end of year	$56,779	$51,305

Changes in Plan Assets:
Fair value of Plans assets at beginning of year	33,344	25,102
Actual return on Plan assets (net of expenses)	4,450	1,215
Employer contribution	6,581	8,042
Benefits paid	(1,221)	(1,015)

Fair value of Plans assets at end of year	$43,154	$33,344

Accrued benefit cost, end of year:
Funded status	(13,625)	(17,962)
Unrecognized prior service cost	215	157
Unrecognized net actuarial loss	12,894	15,480

Accrued benefit cost, end of year	$(516)	$(2,325)

Amount recognized in the statement of financial position:
Accrued benefit liability	(13,625)	(13,700)
Intangible asset	-	157
Deferred tax assets	4,731	4,216
Accumulated other comprehensive loss	8,378	7,002

Net amount recognized	$(516)	$(2,325)

	Year ended December 31,
	2006	2005
Components of net periodic pension cost:
Service cost	$3,869	$3,242
Interest cost	2,981	2,543
Expected return on Plans assets	(2,938)	(2,133)
Amortization of prior service cost	14	(15)
Amortization of transition amount	-	69
Recognized net actuarial loss	846	569

Total net periodic benefit cost	$4,772	$4,275

Weighted average assumptions:
Discount rate as of December 31,	5.75%	5.75%
Expected long-term rate of return on Plan's assets	8.50%	8.50%
Rate of compensation increase	3.00%	3.00%

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

Asset Allocation by Category as of December 31:

	2006	2005
Asset Category
Equity Securities	61.0%	65.9%
Debt Securities	34.5%	26.4%
Other	4.5%	7.7%

Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2006	2005
Asset Category
Equity Securities	60.0%	60.0%
Debt Securities	37.0%	37.0%
Other	3.0%	3.0%

Total	100.0%	100.0%

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to at least meet the ERISA minimum contribution requirements for a plan year. The minimum contribution requirements for the 2006 Plan year and the quarterly contributions requirements for the 2005 Plan year have been satisfied as of December 31, 2006. However, ESA anticipates that it will make an additional discretionary contribution of approximately $537 during 2007 in order to increase the Plan’s funded current liability percentage. Benefit payments over the next five years are expected to be $1,532 in 2007; $1,697 in 2008; $1,982 in 2009, $2,281 in 2010 and $2,503 in 2011.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

Retiree Medical Plan

ESA initiated a retiree medical benefit plan at EFW which arose from a side-letter agreement to the union negotiations in November 2002. In 2006, ESA identified this benefit obligation and evaluated the impact to the financial statements for prior years. The accumulated post-retirement benefit obligation (APBO) for prior years is $1,642 for 2002, $1,589 for 2003 and $1,386 for 2004 through 2006, respectively. The accrued expense for prior years is $640 for 2004, $905 for 2005 and $1,094 for 2006.

The measurement date for ESA benefit obligation is December 31, 2006. The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the year ended December 31, 2006.

December 31, 2006
Change in Benefit Obligation:
Benefit obligation at beginning of period	$1,589
Service cost, at the end of period	82
Interest cost	84
Actuarial (gain) / loss	(241)
Benefits paid	(127)

Benefit obligation at end of period	$1,387

Change in Plan Assets:
Fair value of plan assets at beginning of period	$-
Actual return on plan assets (net of expenses)
Employer contribution	127
Benefits paid	(127)

Fair value of plan assets at end of period	$-

Accrued benefit cost, end of period:
Funded status	$(1,387)
Unrecognized net actuarial (gain) / loss	(381)
Initial unrecognized transition obligation	-
Unrecognized prior service cost	674

Accrued benefit cost, end of period	$(1,094)

Amounts recognized in the statement of financial position:
Accrued benefit liability	$(1,387)
Deferred tax asset	41
Accumulated other comprehensive loss	252

Net amount recognized	$(1,094)

Current	$272
Non Current	$822

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

December 31, 2006
Components of net periodic pension
cost (for period):
Service cost	$82
Interest cost	84
Expected return on plan assets	-
Amortization of prior service cost	150

Total net periodic benefit cost	$316

Additional information:
Accumulated benefit obligation	$1,387

Weighted-average assumptions as of end of period:
Discount rate	5.75%
Health care cost trend rate assumed for next year	8.00%
Ultimate health care cost trend rate	5.00%

Defined Contribution Plan

The 401(k) savings plan (401(k) plan) is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $2,503, $1,984 and $1,744 for the years ended December 31, 2006, 2005 and 2004, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

Non-Qualified Defined Contribution Plan

ESA implemented two new benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary and bonus or any amount below that to the 409(A) plan. The company will provide a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation. The contribution can be made into the 401(k), 409(A) or both plans. The intent was to provide comparable defined contribution plan benefits across the three ESA locations for the senior management. The 409(A) plan funds are contributed to several life insurance policies. These policies have been designated for the provision of pension through the 409(A) plan. The total contributions to the plan were $161 for 2006.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

The second plan implemented is a non-qualified, defined benefit plan for the top four executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. They are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets currently are valued at $434 and the related liability for the pension payments is $95. As of December 31, 2006, no executives had vested in the plan.

Adoption of Statement 158

On December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement 158. Statement 158 required the Company to recognize the unfunded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of Statement 87, all of which were previously netted against the plan’s funded status in the Company’s statement of financial position pursuant to the provisions of Statement 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of Statement 158.

The incremental effects of adopting the provisions of Statement 158 on the Company’s statement of financial position at December 31, 2006 are presented in the following table. The adoption of Statement 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Had the Company not been required to adopt Statement 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of Statement 87. The effect of recognizing the additional minimum liability is included in table below in the column labeled “Prior to Application of Statement 158.”

	Year ended December 31,
	Prior to Adopting SFAS 158	Effect of Adopting SFAS 158	As Reported at December 31, 2006
Accrued termination liability	$(183,234)	$(5,833)	$(189,067)
Deferred income tax assets	$16,497	$1,240	$17,737
Accumulative other
comprehensive loss	$(4,138)	$(4,593)	$(8,731)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 15-	BENEFIT PLANS AND ACCRUED TERMINATIONAL LIABILITY (Cont.)

Included in accumulated other comprehensive income at December 31, 2006 is the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service costs of $889 ($577 net of tax) and unrecognized actuarial losses $12,513 ($8,154 net of tax). The transition obligation, prior service cost, and actuarial loss included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year-ended December 31, 2007 is $8 ($8 net of tax), $164 ($114 net of tax), and $535 ($374 net of tax), respectively.

Liability for Elisra’s Employees

In February 2007, Elisra’s Board of Directors approved the framework of a new efficiency plan, including a reduction in the number of employees with a potential efficiency plan cost of up to $16,000. Elisra’s Board of Directors determined that execution of the reduction in the number of employees is subject to preparation of a detailed list of the specific employees, the adequate availability of financing for the execution of the plan and the expected return on such expense in the future.

As of the approved date of these financial statements, Elisra’s management had not completed the above mentioned procedures and therefore was unable to estimate the total extent of the effiency plan and its execution period.

Note 16-	TAXES ON INCOME

A.	APPLICABLE TAX LAWS

(1)	Measurement of taxable income under Israel’s Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes for the Company and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained above in Note 2(B), the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 16-	TAXES ON INCOME (Cont.)

A.	APPLICABLE TAX LAWS (Cont.)

(2)	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

The Company and certain subsidiaries in Israel (mainly Elop and Cyclone Aviation Products Ltd.) are “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1969:

Several expansion programs of the Company and certain of its Israeli subsidiaries (“the companies”) have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959. For some expansion programs, the companies have elected the grants track and for others they have elected the alternative tax benefits track, waiving grants in return for tax exemptions.

Accordingly, certain income of the companies, derived from the “Approved Enterprise”expansion programs is tax exempt for two-years and subject to reduced tax rates of 25% for a five-year to eight-year period or tax exempt for a ten-year period commencing in the year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2006, the tax benefits for these exiting expansion programs will expire within the period of 2007 to 2012.

The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred law, regulations published hereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens – see Note 17(J)). As of December 31, 2006, the Company’s management believes that the companies are meeting all conditions of the approvals.

As of December 31, 2006, retained earnings included approximately $251,661 in tax-exempt profits earned by the companies’ “Approved Enterprises”. If the retained tax-exempt income is distributed, in manner other than liquidation, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently - 25%), and an income tax liability would be incurred of approximately $83,887 as of December 31, 2006.

The companies’ boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the companies’ “Approved Enterprises”, as such retained earnings are essentially permanent in duration.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 16-	TAXES ON INCOME (Cont.)

A.	APPLICABLE TAX LAWS (Cont.)

In Israel, income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of 31% (see also Note 16(H)).

Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the above mentioned law and is taxed at the regular tax rate of 31%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

B.	NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

C.	INCOME BEFORE TAXES ON INCOME

	Year ended December 31,
	2006	2005	2004
Income before taxes on income:
Domestic	$44,712	$27,391	$43,642
Foreign	27,504	23,125	16,985

	$72,216	$50,516	$60,627

D.	TAXES ON INCOME

	Year ended December 31,
	2006	2005	2004
Taxes on income:
Current taxes:
Domestic	$15,124	$5,161	$7,415
Foreign	8,302	4,506	7,651

	23,426	9,667	15,066

Taxation previous years:
Domestic	1,928	-	-

Deferred income taxes:
Domestic	(3,856)	4,029	709
Foreign	(804)	2,639	(556)

	(4,660)	6,668	153

	$20,694	$16,335	$15,219

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 16-	TAXES ON INCOME (Cont.)

E.	DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:

		Deferred (1) Tax asset (liability)
	Total	Current	Non-current
As of December 31, 2006
Deferred tax assets:
Reserves and allowances	$23,904	$21,998	$1,906
Inventory	2,301	2,301	-
Investments in affiliates	1,300	1,300	-
Net operating loss carryforwards	18,738	328	18,410

	46,243	25,927	20,316
Valuation allowance	(24,885)	(7,736)	(17,149)

Net deferred tax assets	21,358	18,191	3,167

Deferred tax liabilities:
Intangible assets	(9,780)	-	(9,780)
Property, plant and equipment	(7,774)	-	(7,774)
Reserves and allowances	(3,253)	-	(3,253)
Inventory and advance from customers	(454)	(454)	-

	(21,261)	(454)	(20,807)

Net deferred tax assets (liabilities)	$97	$17,737	$(17,640)

As of December 31, 2005
Deferred tax assets:
Reserves and allowances	$20,712	$16,082	$4,630
Inventory	8,059	8,059	-
Net operating loss carryforwards	10,233	134	10,099

	39,004	24,275	14,729
Valuation allowance	(18,774)	(5,567)	(13,207)

Net deferred tax assets	20,230	18,708	1,522

Deferred tax liabilities:
Reserves and allowances	1,480	3,295	(1,815)
Inventory	(5,435)	(5,435)	-
Property, plant and equipment	(13,658)	-	(13,658)
Intangible assets	(11,917)	-	(11,917)

	(29,530)	(2,140)	(27,390)

Net deferred tax assets (liabilities)	$(9,300)	$16,568	$(25,868)

(1) The current tax asset is included in other receivables. Noncurrent tax liability is included as a long-term liability.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 16-	TAXES ON INCOME (Cont.)

F.	As of December 31, 2006, The Group’s Israeli subsidiaries have estimated total available carryforward tax losses of approximately $64,300, and the Group’s non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $6,500. These losses of the Israeli subsidiaries can be offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $4,800 in respect of which a valuation allowance has been recorded in the amount of approximately $1,600.

G.	Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group, and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,
	2006	2005	2004
Income before taxes as reported in the
consolidated statements of income	$72,216	$50,516	$60,627

Statutory tax rate	31%	34%	35%
Theoretical tax expense	$22,387	$17,175	$21,219
Tax benefit arising from reduced rate as an
"Approved Enterprise" and other tax
benefits	(17,261)	(4,515)	(7,196)
Tax adjustment in respect of different tax
rates for foreign subsidiaries	1,018	654	496
Operating carryforward losses for which valuation
allowance was provided	6,542	(818)	(434)
Increase (decrease) in taxes resulting
from nondeductible expenses	1,926	1,309	1,095
Difference in basis of measurement for
financial reporting and tax return purposes	4,548	2,547	(210)
Taxes in respect of prior years	1,928	-	-
Other differences, net	(394)	(17)	249

Actual tax expenses	$20,694	$16,335	$15,219

Effective tax rate	28.7%	32.3%	25.1%

H.	AMENDMENT TO THE INCOME TAX ORDINANCE

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2004 –35%, in 2005 – 34%, in 2006 — 31%, in 2007 — 29%, in 2008 — 27%, in 2009 — 26% and in 2010 and thereafter — 25%. The change in the future tax rates did not have a material effect on the Company’s financial position and results of operations in 2005.

I.	Final tax assessments have been received by the Company up to and including the tax year ended December 31, 2000 and by certain subsidiaries, between the years 2000-2003 (subsidiaries that were incorporated after 2000 have not received final assessments).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 17-	COMMITMENTS AND CONTINGENT LIABILITIES

A.	ROYALTY COMMITMENTS

The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2% — 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

In some cases, the Government of Israel’s participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

The Company and certain of its subsidiaries may also be obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technologies.

Royalties’expenses amounted to $2,830, $4,849 and $5,423 in 2006, 2005 and 2004, respectively.

B.	COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies’ obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2006 amounted to $1,078,100 to be performed over a period of up to 10 years. This amount is typically tied to a percentage (up to 100%) of the amount of a specific contract.

In the opinion of the Company’s management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one-to-one basis.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 17-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	LEGAL CLAIMS

The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. Company’s management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Group.

For information on Elisra’s insurance claim for damage, as a result of a fire in 2001, see Note 7.

D.	LEASE COMMITMENTS

The future minimum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2006 are as follows:

2007	$14,014
2008	11,828
2009	9,461
2010	9,603
2011	9,472
2012 and thereafter	8,986

$63,364

Rent expenses for the years ended December 31, 2006, 2005 and 2004 amounted to $13,786 $ 8,055 and $6,842, respectively.

A subsidiary signed an agreement for receipt of computer services for a period of 10 years ending 2013, in exchange for an annual payment of $1,000.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 17-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

E.	GUARANTEES

(1)	As of December 31, 2006, guarantees in the amount of approximately $765,600 were issued by banks on behalf of Group companies mainly in order to secure certain advances from customers and performance bonds.

(2)	The Company has provided, on a proportional basis to its ownership interest, guarantees for two of its investees in respect of credit lines granted to them by banks amounting to $16,200 (2005 — $13,300), of which $15,700 (2005 — $12,500) relates to a 50%-owned foreign investee. The guarantees will exist as long as the credit lines are in effect. The Company would be liable under the guarantee for any debt for which the investee would be in default under the terms of the credit line. The fair value of such guarantees as of December 31, 2006 is not material.

F.	COVENANTS

(1)	In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2006, the Company and its subsidiaries, except Elisra, were in full compliance with all covenants.

(2)	Elisra’s liabilities to banks are secured by negative pledges. Pursuant to the terms of the negative pledges, Elisra committed to comply with certain financial covenants (to be measured based on Elisra’s financial statements), which include, among others, a minimum ratio of shareholders’ equity to total assets (as defined in the agreement), a minimum current ratio, a minimum amount of shareholders’ equity and a minimum amount of pre-tax income. In addition, certain restrictions have been imposed on Elisra regarding the provision of guarantees to third parties, creating new liens and on selling or transferring assets in material amounts.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 17-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

F.	COVENANTS (Cont.)

(3)	During 2004, Elisra received long-term loans. In accordance with the conditions of the above-mentioned loans, Elisra committed to the providers of the loans to, among other things, comply with financial covenants as described above, as well as a debt coverage ratio, as defined in the loan agreement, based on Elisra’s stand alone financial statements. In addition, certain restrictions were imposed on Elisra regarding distribution of dividends and other payments to its shareholders as provided in the agreement. As at December 31, 2006, Elisra did not comply with the above-mentioned financial covenants. Accordingly, the loans, in the amount of $6 million, are classified as short-term loans. As a result, the banks requested to register a general floating lien on the assets of Elisra. In February 2007, Elisra’s Board of Directors approved the banks’ request.

G.	CONTINGENT LIABILITIES AND GUARANTEES

As a result of cancellation of the export authorization in 2006 to a foreign country (“the Customer”), Elisra and one of its subsidiaries were forced to terminate four projects. Most of the activity in respect of the projects, the total amount of which was approximately $40 million, has already been executed and the deliveries have been made to the Customer. For those projects, Elisra and its subsidiary provided to the Customer advances and performance guarantees issued by banks and financial institutions in the total amount to approximately $10 million. Elisra’s and the Company’s management, based on the opinion of legal counsel, believes that termination of the projects under such circumstances constitutes a termination by mutual agreement due to force majeure, which provides a mechanism for mutual settlement between the parties.

Elisra’s management, based on the opinion of its legal advisors, believes that the financial impact of the four projects’ termination in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company.

The Customer financed the projects by means of bank loans. The banks received indemnity letters as security for repayment of the loans. Most of the indemnity was provided to the banks by the International Foreign Trade Risks Insurance Company (“IFTRIC”) (since renamed “ASHRA”) and the balance was provided by Elisra and its subsidiary (as of December 31, 2006, amount to approximately $4 million). In addition, Elisra provided indemnity letters to IFTRIC that can be exercised upon the occurrence of specific unusual events and is subject to IFTRIC fulfilling its commitments to the banks. In the opinion of Elisra’s and the Company’s management, based on legal advice, the likelihood that the indemnification provided to IFTRIC would be exercised is remote, and no provisions are required in respect of these indemnity letters.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 17-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

H.	CONTRACTUAL OBLIGATIONS

Substantially all of the purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Group. These purchase orders and subcontracts are typically in a standard format proposed by the Group, with the subcontracts and purchase orders also reflecting provisions from the Group’s applicable prime contract that are appropriate to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Group’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Group’s right to terminate the order or subcontract for the Group’s convenience (or if the Group’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2006 and 2005, the purchase commitments were $681,000 and $661,000 respectively.

I.	In order to secure bank loans and bank guarantees in the amount of $765,600 as of December 31, 2006, certain Group companies recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

J.	A lien on the Group’s Approved Enterprises has been registered in favor of the State of Israel (see Note 16(A)(3) above).

Note 18-	SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

B.	2000 EMPLOYEE STOCK OPTION PLAN

In 2000, the Company adopted an employee stock option plan for employees comprising options to purchase up to 2,500,000 ordinary shares. The exercise price approximates the market price of the shares at the grant date. The plan included an additional 2,500,000 options to be issued as “phantom” share options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. The options vested over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 18-	SHAREHOLDERS’ EQUITY (Cont.)

C.	A summary of the Company’s share option activity under the plans is as follows:

	2006		2005		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding -
beginning of the year	1,602,752	$12.83	2,130,257	$12.60	3,735,602	$12.30
Granted	-	-	22,000	19.36	130,500	15.67
Exercised	(1,366,809)	12.40	(549,505)	12.38	(1,666,774)	12.12
Forfeited	(68,483)	12.55	-	-	(69,071)	12.10

Outstanding - end of the year	167,460	$16.45	1,602,752	$12.83	2,130,257	$12.60

Options exercisable at
the end of the year	75,085	$15.70	1,470,752	$12.47	1,950,903	$12.36

During 2006, no options were granted. Aggregate intrinsic value of outstanding options and exercisable options as of December 31, 2006 amounts to $ 2,646 and $1,245, respectively. The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fourth quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the year ended December 31, 2006 was $27,178. As of December 31, 2006, there was $322 of total unrecognized compensation cost related to share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 3 years.

D.	The options outstanding as of December 31, 2006, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number outstanding of December 31, 2006	Weighted average exercise price per share
$13.25 - $ 19.36	167,460	3.3	$16.45	75,085	$15.70

The weighted average remaining contractual life (years) of exercisable options as of December 31, 2006 amounts to 3 years.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 18-	SHAREHOLDERS’ EQUITY (Cont.)

Compensation expense net amounting to $195, $172 and $3,387 was recognized during the years ended December 31, 2006, 2005 and 2004, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2006	2005	2004
Cost of revenues	$75	$96	$1,863
R&D and marketing expenses	-	34	677
General and administration expenses	120	42	847

	$195	$172	$3,387

E.	The weighted average exercise price and fair value of options granted during the years ended December 31, 2006, 2005 and 2004 were:

	Less than market price
	Year ended December 31,
	2006(*)	2005	2004
Weighted average exercise price	$-	$19.36	$15.67
Weighted average fair value on
grant date	$-	$6.47	$6.62

(*) During 2006, no options were granted.

F.	2007 STOCK OPTION PLAN

In January 2007, the Company’s shareholders approved the Company’s 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by the Company’s and certain of its subsidiaries employees, who are expected to contribute to the Elbit Systems Group’s future growth and success. The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options — up to 1,250,000 options exercisable into 1,250,000 shares of the Company in consideration for the Exercise Price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options — up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants will be granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants will be the average closing price of the Company’s share during 30 trading days proceeding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States will be the fair market value of the share on the day the options were granted.

According to the Plan, the options granted on a certain date (the “Commencement Date”) will become vested and exercisable in accordance with the following vesting schedule:

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 18-	SHAREHOLDERS’ EQUITY (Cont.)

F.	2007 STOCK OPTION PLAN (Cont.)

(1)	Fifty percent (50%) of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2)	An additional twenty-five percent (25%) of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3)	The remaining twenty-five (25%) of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

The Company will grant options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance related to the Capital Gains Tax Track.

On January 11, 2007, the Company granted to its employees 2,354,300 options from the Plan. The exercise price per option for Israeli employees was $33.20 and for non-Israeli employees was $33.10.

G.	COMPUTATION OF BASIC AND DILUTED NET EARNINGS PER SHARE:

	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004
	Net income to shareholders of Ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of Ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of Ordinary shares	Weighted averaged number of shares (*)	Per share amount
Basic net earnings	$72,242	41,340	$1.75	$32,487	40,750	$0.80	$51,873	39,952	$1.30
Effect of dilutive
securities:
Employee stock options	-	540	-	-	873	-	-	1,089	-

Diluted net earnings	$72,242	41,880	$1.72	$32,487	41,623	$0.78	$51,873	41,041	$1.26

(*) In thousands

H.	TREASURY SHARES

The Company’s shares held by the Company and its subsidiaries are presented at cost and deducted from shareholders’ equity.

I.	DIVIDEND POLICY

Dividends declared by the Company are paid subject to statutory limitations. The Company’s Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 19-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Group applies Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). The Group operates in one reportable segment (see Note 1 for a brief description of the Group’s business).

A.	Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2006	2005	2004
Europe	$233,736	$104,239	$124,130
U.S.	609,492	397,479	348,509
Israel	407,113	315,376	241,601
Others	272,902	252,782	225,685

	$1,523,243	$1,069,876	$939,925

B.	Revenues are generated by the following product lines:

	Year ended December 31,
	2006	2005	2004
Airborne systems	$547,772	$420,815	$367,927
Land vehicles systems	317,731	117,358	199,224
Command, control, communications,
computers, intelligence, surveillance
and reconnaissance systems (C(4)ISR)	313,493	217,343	108,925
Electro-optical systems	223,315	242,274	200,322
Others	120,932	72,086	63,527

	$1,523,243	$1,069,876	$939,925

C.	Revenues from single customers, which exceed 10% of total revenues in the reported years:

	Year ended December 31,
	2006	2005	2004
Israeli Ministry Of Defense	24%	26%	18%
U.S. Government	15%	10%	10%

D.	Long-lived assets by geographic areas:

	Year ended December 31,
	2006	2005	2004
Israel	$319,620	$322,521	$237,887
U.S.	86,373	87,998	84,701
Others	17,630	17,206	17,687

	$423,623	$427,725	$340,275

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 20-	RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2006	2005	2004
Total expenses	$115,648	$92,375	$86,368
Less - participations	(23,416)	(20,472)	(19,522)

	$92,232	$71,903	$66,846

Note 21-	FINANCIAL EXPENSES, NET

	Year ended December 31,
	2006	2005	2004
Expenses:
On long-term bank debt	$(10,975)	$(6,359)	$(1,544)
On short-term bank credit and loans	(4,610)	(3,433)	(2,309)
Others	(6,708)	(5,147)	(3,181)

	(22,293)	(14,939)	(7,034)

Income:
Interest on cash, cash equivalents
and bank deposits	4,634	2,205	628
Others	951	-	1,115

	5,585	2,205	1,743

Gain (loss) from exchange rate differences	(4,748)	1,262	(561)

	$(21,456)	$(11,472)	$(5,852)

Note 22-	RELATED PARTIES TRANSACTIONS AND BALANCES

	Year ended December 31,
Transactions:	2006	2005	2004

Income -
Sales to affiliated companies (*)	$71,808	$63,007	$56,346
Participation in expenses	$3,497	$3,630	$2,594

Cost and expenses -
Supplies from affiliated companies(**)	$17,359	$19,031	$16,338
Participation in expenses	$-	$91	$627
Financial expenses	$-	-	$3

	December 31,
Balances:	2006	2005

Trade receivables and other receivables (*)	$6,758	$4,914
Trade payables (**)	$1,641	$2,574

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 22-	RELATED PARTIES TRANSACTIONS AND BALANCES (Cont.)

The purchases from related parties are made at prices and on terms equivalent to those used in transacting business with unrelated parties under similar conditions. The sales to the Company's related parties in respect of government defense contracts are made on the basis of costs incurred.

(*)	The significant sales include sales of helmet mounted cueing systems purchased from the Company by VSI.

(**)	Includes electro-optics components and sensors, purchased by the Company from SCD, and electro-optics products purchased by the Company from Opgal.

Item 19.	Exhibits.

(a)	Index to Financial Statements

Page
	Report of Independent Registered Public Accounting Firm	145-149
	Consolidated Balance Sheets at December 31, 2006 and 2005	150-151
	Consolidated Statements of Income	152
	Consolidated Statements of Shareholders' Equity	153-154
	Consolidated Statements of Cash Flows	155-156
	Notes to Consolidated Financial Statements	157-209
	Schedule II - Valuation and Qualifying Accounts	S-1

(b)	Exhibits

1.1	Elbit Systems' Memorandum of Association (1)
1.2	Elbit Systems' Restated Articles of Association (2)
8.1	Elbit Systems 2007 Stock Option Plan (3)
8.2	Elbit Systems' Post Merger Stock Option Plan (Summary in English) (1)
8.3	Principal Operating Subsidiaries of Elbit Systems
10.1	Consent of Kost Forer Gabbay & Kasierer
10.2	Consent of Somekh Chaikin
10.3	Consent of Brightman Almagor & Co. (Tadiran Systems)
10.4	Consent of Brightman Almagor & Co.(Tadiran Spectralink)
10.5	Consent of Hoberman, Miller, Goldstein & Lesser, P.C.
31.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

_________________

(1)	Filed as an exhibit to Elbit Systems' Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, which was filed with the Securities and Exchange Commission on April 5, 2001, and incorporated herein by reference.

(2)	Filed as an exhibit to Elbit Systems Report on Form 6-K for November 2005, which was filed by Elbit Systems with the Securities and Exchange Commission on December 1, 2005, and incorporated herein by reference.

(3)	Filed as an exhibit to Elbit Systems Report on Form 6-K for December 2006, which was filed by Elbit Systems with the Securities and Exchange Commission on December 7, 2006, and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 14, 2007

ELBIT SYSTEMS LTD. By: /s/ Joseph Ackerman Name: Joseph Ackerman Title: President and Chief Executive Officer (Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
Schedule II — Valuation and Qualifying Accounts
(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Elisra Acquisition	Balance at End of Period
Year Ended December 31, 2006:
Provisions for Losses on Long-Term Contracts (*)	14,563	3,959	8,714	—	9,808
Provisions for Claims and Potential Contractual
Penalties and Others	2,502	820	1,345	—	1,977
Allowance for Doubtful Accounts	3,221	513	344	—	3,390
Valuation Allowance on Deferred Taxes	18,774	6,703	592	—	24,885
Year Ended December 31, 2005:
Provisions for Losses on Long-Term Contracts (*)	10,351	5,492	5,829	4,549	14,563
Provisions for Claims and Potential Contractual
Penalties and Others	2,537	1,714	1,749	-	2,502
Allowance for Doubtful Accounts	3,064	301	250	106	3,221
Valuation Allowance on Deferred Taxes	3,445	870	994	15,453	18,744

S-1

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Elisra Acquisition	Balance at End of Period
Year Ended December 31, 2004:
Provisions for Losses on Long-Term Contracts (*)	13,016	5,516	8,181	—	10,351
Provisions for Claims and Potential Contractual
Penalties and Others	4,882	1,058	3,403	—	2,537
Allowance for Doubtful Accounts	3,861	33	830	—	3,064
Valuation Allowance on Deferred Taxes	3,879	—	434	—	3,445

*	An amount of $7,636, $7,549 and $5,494 as of December 31, 2004, 2005 and 2006, respectively, is presented as a deduction from inventories, and an amount of $2,715, $7,014 and $4,314 as of December 31, 2004, 2005 and 2006, respectively, is presented as part of other accrued expenses in the category of “Cost Provisions and Other.”

S-2