Form 20-F
period 2008-12-31
ELBIT SYSTEMS LTD
filed 2009-03-13
CIK 1027664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2008

Commission File No. 0-28998

ELBIT SYSTEMS LTD.

(Exact name of registrant as specified in its charter and translation of registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

Advanced Technology Center, Haifa 31053, Israel

(Address of principal executive offices)

Joseph Gaspar

c/o Elbit Systems Ltd.

P.O. Box 539

Advanced Technology Center

Haifa 31053

Israel

Tel: 972-4-831-6404

Fax: 972-4-831-6944

E-mail: j.gaspar@elbitsystems.com

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary Shares, nominal value 1.0 New Israeli Shekels per share

(Title of Class)

The NASDAQ Global Select Market

(Name of each Exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,079,452 Ordinary Shares

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check One).

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting ☐ Standards as issued by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18    No  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

i

PART I

International Disclosure Standards

The consolidated financial statements of Elbit Systems Ltd. (Elbit Systems) included in this annual report on Form 20-F are prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Unless otherwise indicated, all financial information contained in this annual report is presented in U.S. dollars. References in this annual report to the “Company”, “we”, “our”, “us” and terms of similar meaning refer to Elbit Systems and our subsidiaries unless the context requires otherwise.

Cautionary Statement with Respect to Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to our current plans, estimates, strategies, goals and beliefs and as such do not relate to historical or current fact. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.

Forward-looking statements contained herein generally are identified by the words “believe,” “project”, “expect”, “will likely result”, and “strategy”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” and similar expressions. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions and are not guarantees of future performance and involve certain risks and uncertainties, the outcomes of which cannot be predicted. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation:

•	The scope and length of customer contracts;

•	governmental regulations and approvals;

•	changes in governmental budgeting priorities;

•	general market, political and economic conditions in the countries in which we operate or sell, including Israel and the United States among others;

•	differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and

•	the outcome of legal and/or regulatory proceedings.

The factors listed above are not all-inclusive, and further information about risks and other factors that will affect our future performance is contained in this annual report on Form 20-F. All forward-looking statements speak only as of the date of this annual report. We expressly disclaim any obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Item 1.	Identity of Directors, Senior Management and Advisors.

Information not required in annual report on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable.

Information not required in annual report on Form 20-F.

Item 3.	Key Information.

Selected Financial Data

The following selected consolidated financial data of the Company as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 are derived from our audited consolidated financial statements as of December 31, 2007 and 2008, and for each of the years ended December 31, 2006, 2007 and 2008, which appear in Item 18 in this annual report on Form 20-F. You should read the audited consolidated financial statements appearing in Item 18 together with the selected financial data set forth below.

	Years Ended December 31,
	2004	2005	2006	2007	2008
	(U.S. dollars in millions except for share and per share amounts)
Income Statement Data:
Revenues	$940	$1,070	$1,523	$1,982	$2,638
Cost of revenues	690	787	1,150	1,455	1,871
Restructuring expenses	—	3	—	10	—
Gross profit	250	280	373	516	767
Research and development expenses, net	67	72	92	127	185
Marketing, selling, general and administrative expenses	118	133	189	265	332
Acquired in-process research and development (IPR&D)	—	7	—	17	1
Operating income	66	67	92	108	249
Net income	$52	$33	$72	$77	$204	*
Earnings per share:
Basic net income per share	$1.30	$0.80	$1.75	$1.82	$4.85
Weighted average number of shares used in computation of basic net income per share (in thousands)	39,952	40,750	41,340	42,041	42,075
Diluted net income per share	$1.26	$0.78	$1.72	$1.81	$4.78
Weighted average number of shares used in computation of diluted net income per share (in thousands)	41,041	41,623	41,880	42,342	42,758

*	Includes $74 million in net income from the sale of Mediguide Inc. shares in 2008.

	December 31,
	2004		2005	2006	2007	2008
	(U.S. dollars in millions except for share and per share amounts)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$35		$98	$88	$376	$278
Working capital	173		227	112	177	290
Long-term deposits, trade receivables and marketable securities	2		2	6	42	41
Property, plant and equipment, net	244		285	295	353	384
Total assets	1,034		1,622	1,773	2,789	2,934
Long-term debt	86		225	125	431	270
Capital stock	286		290	301	307	312
Shareholders’ equity	432		451	494	536	724
Outstanding ordinary shares of NIS 1 par value (in thousands)	40,561		40,967	42,017	42,060	42,079
Dividends paid per ordinary share with respect to the applicable year	$2.17	*	$0.54	$0.61	$0.67	$1.42

*	Includes an extraordinary dividend of $1.80 per share declared in the second quarter of 2004.

Risk Factors

General Risks Related to Our Business and Market

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DOD) and defense ministries of certain other countries, pursuant to contracts awarded to us under defense-related programs. The funding of these programs is subject to government budget and appropriation decisions and processes which are affected by numerous factors, including geo-political events and macro-economic conditions that are beyond our control. Government spending under such contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition.

The current worldwide economic and financial situation as well as possible reduction in funding by the new U.S. administration for defense procurement may have a material adverse effect on our results. Many of the world’s largest economies and financial institutions are currently experiencing a reduction in economic activity, a decline in asset prices, liquidity problems and limited availability of credit. Also, recent statements by the new U.S. administration indicate that overall defense spending may be reduced. Such factors may result in a reduction in demand in some or all of our major markets and downward pressure on pricing in many markets, which could adversely affect our business, results of operations and financial condition. The economic and financial situation may: (i) cause the value of our investments in our pension plans to decrease, requiring us to increase our funding of those pension plans; (ii) result in a lower return on our financial investments and a lower value on some of our assets; (iii) increase the cost or our ability to finance future projects; and (iv) negatively impact our customers, which in turn would negatively impact our ability to collect accounts receivable. Also, significant changes and volatility in the equity, credit and foreign exchange markets, and in the competitive landscape, make it increasingly difficult for us to predict our revenues and earnings into the future.

Our contracts may be terminated for convenience of the customer or for default. Our contracts with governments often contain provisions permitting termination for convenience of the customer. Our subcontracts with non-governmental prime contractors sometimes contain similar provisions. In a minority of these contracts, an early termination for convenience would not entitle us to reimbursement for our incurred contract costs and a proportionate share of our fee or profit for work performed. Moreover, our contracts could be terminated for default if we fail to meet material contractual obligations, causing us liability in certain cases in excess of the amounts paid or payable to us under the applicable contract.

We depend on governmental approval of our exports. Many of our exports and our receipt of technology and components from international suppliers depend on receipt of export license approvals from the Israeli government, the U.S. government and other governments. Such licenses and approvals also are required for technological exchanges with our customers and for employment of our technical personnel abroad. If we fail to obtain material approvals in the future, if material approvals previously obtained are revoked or if government export policies change, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, revenues, assets and results of operations. See Item 4. Information on the Company – Governmental Regulation.

As a government contractor, we are subject to a number of procurement rules and regulations. We are required to comply with specific procurement rules and regulations, which increase our performance and compliance costs. See Item 4. Information on the Company – Governmental Regulation. If these rules and regulations change, our costs of complying with them could increase and reduce our margins. In addition, failure to comply with these rules and regulations could result in reductions of the value of contracts, contract modifications or termination, and the assessment of penalties and fines, which could negatively impact our results of operations and financial condition. Failure to comply with these rules and regulations could also lead to suspension or debarment from government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to export control, government security regulations, employment practices, protection of the environment, accuracy of records, recording of costs and corrupt procurement payments and practices. The termination of a government contract or relationship as a result of any of these causes could have a negative impact on our results of operations, financial condition, reputation and ability to obtain other government contracts in the future.

We depend on international operations. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks of doing business internationally include:

•	unexpected changes in regulatory requirements;

•	our or our subcontractors’ inability to obtain export licenses;

•	imposition of tariffs and other barriers and restrictions;

•	burdens of complying with a variety of foreign laws;

•	political and economic instability; and

•	changes in diplomatic and trade relationships.

Some of these factors, such as the ability to obtain export licenses and changes in diplomatic relationships, may be affected by Israel’s overall political situation. See “Risks Related to Our Israeli Operations” below. In addition, the economic and political stability of the countries of our major customers and suppliers may also impact our business.

We have risks related to our pension plans, which could impact our liquidity. We have pension plans covering certain employees, including pension plans maintained in Israel as well as under the U.S. Employee Retirement Income Security Act of 1974 (ERISA). The funding obligations for our pension plans are impacted by the performance of the financial markets, and in a low interest rate environment the likelihood of required contributions in the future increases. If the financial markets do not provide the long-term returns that are expected, the likelihood of our being required to make contributions to these pension plans will increase. Because of the volatility in the equity markets, our estimate of future contribution requirements can change dramatically in relatively short periods of time. Similarly, changes in interest rates can impact our contribution requirements. See Item 18. Financial Statements – Notes 2(Q) and 15.

We face currency exchange risks. As more of our revenues are generated in currencies other than the U.S. dollar (which is the functional currency we use for financial reporting purposes), mainly in New Israeli Shekels (NIS), Great Britain Pounds (GBP) and Euros, we are subject to increasingly significant foreign currency risk. For example, we could be negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Moreover, since a significant portion of our expenses is denominated in NIS, if we do not adequately hedge against exchange rate risks, our financial results could be adversely affected. Accordingly, our level of revenues and profits may be adversely affected by exchange rate fluctuations. See below “Risks Related to Our Israeli Operations – Changes in the U.S. Dollar – NIS Exchange Rate” and Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates.

We operate in a competitive industry. The markets in which we participate are highly competitive and characterized by technological change. If we are unable to improve existing systems and products and develop new systems and technologies in order to meet evolving customer demands, our business could be adversely affected. In addition, our competitors could introduce new products with innovative capabilities, which could adversely affect our business. We compete with many large and mid-tier defense contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are much larger and have greater resources than us, and therefore may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs.

Our industry has experienced significant consolidation. As the number of companies in the defense industry has decreased in recent years, the market share of some prime contractors has increased. In addition, some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas. Failure to maintain good relationships with these major contractors could negatively impact our future business.

Our revenues depend on obtaining follow-on business. Follow-on orders are important because our contracts are mainly for fixed periods of up to five years or more, particularly for contracts where the customer has options to purchase additional items. In addition, when we have supplied a system for an aircraft, ground vehicle or seacraft, we sometimes have the potential to supply other items for that platform. If a customer is dissatisfied with our performance on a particular program or if the customer’s priorities change, it could negatively affect our ability to receive follow-on business. Inability to obtain follow-on business could result in a loss of revenues and profit.

A portion of our revenues depends on the commercial aviation industry. Some of our products and support services are sold to the commercial and general aviation industry, which has been negatively affected by budgetary constraints and airline bankruptcies due to the recent economic downtown, changes in fuel costs and the war on terrorism. The aviation industry is extensively regulated by government agencies. New air travel regulations have been, and management anticipates will continue to be, implemented that could have a negative impact on airline and airport revenues. Due to recent financial difficulties in the aviation industry, we may not be able to continue to increase or even sustain sales levels of our avionic and aero structure products. If we are unable to increase or sustain levels of sales in these areas, and we are not successful in reducing costs, our results of operations, financial position and cash flow will be adversely affected.

We face risks of changes in costs under fixed-price contracts. Most of our contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Therefore, under these contracts, we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk can be particularly significant under a fixed-price contract involving research and development for new technology, where estimated gross profit or loss from long-term projects may change and such changes in estimated gross profit/loss are recorded on a cumulative catch-up basis. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition. To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which would have a negative effect on our results of operations, financial position and cash flow.

We face fluctuations in revenues and profit margins. The level of our revenues may fluctuate over different periods due to changes in pricing or sales volume or our mix of projects during any given period. Moreover, since certain of our project revenues are recognized in connection with achievement of specific performance milestones, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margins may vary significantly from project to project as a result of changes in estimated project gross profits that are recorded in results of operations on a cumulative catch-up basis pursuant to the percentage-of-completion accounting method. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition. As a result, comparisons of our financial results for prior periods may not provide a reliable indicator of our future results. Moreover, our share price may be subject to significant fluctuation in response to period-to-period variations in our financial results.

We may experience production delays or liability if suppliers fail to make compliant or timely deliveries. The manufacturing process for some of our products consists in large part of the assembly, integration and testing of purchased components. Some components are available from a small number of suppliers, and in a few cases we work with suppliers that are effectively our sole source. If a supplier should stop delivery of such components, finding another source could result in added cost and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule or other obligations we could be held liable by our customers, and we may be unable to obtain full or partial recovery from our subcontractors for those liabilities. In addition, when we act as a subcontractor, the failure or inability of the prime contractor to perform its contract with the customer may affect our ability to obtain payments under our subcontract. The foregoing risks could have a material adverse effect on our operating results. In addition, the current global economic situation could impair the ability of our suppliers to meet their obligations to us.

Undetected problems in our products could impair our financial results and give rise to potential product liability claims. If there are defects in the design, production or testing of our or our subcontractors’ products and systems, we could face substantial repair, replacement or service costs and potential liability and damage to our reputation. Our efforts to implement appropriate design, testing and manufacturing processes for our products or systems may not be sufficient to prevent such occurrences, which could have a material adverse effect on our business, results of operations and financial condition.

Our future success depends on our ability to develop new offerings and technologies for our current and future markets. To achieve our business strategies and continue to grow our revenues and operating profits, we must successfully develop new, or adapt or modify our existing, offerings and technologies for our current core defense markets and our future markets, including adjacent and emerging markets. Accordingly, our future performance depends on a number of factors, including our ability to:

•	identify emerging technological trends in our current and future markets;

•	identify additional uses for our existing technology to address customer needs in our current or future markets;

•	develop and maintain competitive products and services for our current and future markets;

•	enhance our offerings by adding innovative features that differentiate our offerings from those of our competitors;

•	develop, manufacture and bring solutions to market quickly at cost-effective prices; or

•	effectively structure our business, through the use of joint ventures, teaming agreements and other forms of alliances, to reflect the competitive environment.

To remain competitive in the future, we believe we will need to invest significant financial resources to develop new, and adapt or modify our existing, offerings and technologies, including through internal research and development, acquisitions and joint ventures or other teaming arrangements. These expenditures could divert our attention and resources from other projects and may not ultimately lead to the timely development of new offerings and technologies. Due to the design complexity of our products, we may in the future experience delays in completing the development and introduction of new products. Any delays could result in increased costs and development, deflect resources from other projects or increase the risk that our competitors may develop competing technologies, which gain market acceptance in advance of our products. If we fail in our new product development efforts or our products or services fail to achieve market acceptance more rapidly than our competitors, our ability to procure new contracts could be negatively impacted, which would negatively impact our results of operations and financial condition.

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

•	some foreign countries may not protect proprietary rights as comprehensively as the laws of the United States and Israel;

•	detecting infringements and enforcing proprietary rights may be time consuming and costly, diverting management’s attention and company resources;

•	measures such as non-disclosure agreements afford only limited protection;

•	unauthorized parties may copy aspects of our products or technologies to develop similar products or technologies or obtain and use information that we regard as proprietary;

•	our patents may expire, thus providing competitors access to the applicable technology;

•	competitors may independently develop products that are substantially equivalent or superior to our products or circumvent our intellectual property rights; and

•	competitors may register patents in technologies relevant to our business areas.

In addition, others may allege infringement claims against us. The cost of defending infringement claims could be significant, regardless of whether the claims are valid. To the extent we are not successful in defending such claims, we may be prevented from the use or sale of certain of our products, subject to liabilities for damages and required to obtain licenses, which may not be available on reasonable terms, any of which may have a material adverse impact on our business, results of operation or financial condition.

We sometimes have risks relating to financing for our programs. A number of our major projects require us to arrange, or to provide, guarantees in connection with the customer’s financing of the project. These include guarantees by us as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to drawdown against advance payment guarantees if we were to default under the applicable contract. In addition, some customers require that the payment period under the contract be extended for a number of years, sometimes beyond the period of contract performance. In light of the current global liquidity situation we may face difficulties in issuing guarantees or providing financing to our customers. See Item 4. Information on the Company – Financing Terms.

We are subject to buy-back obligations. A number of our international programs require us to meet “buy-back” obligations. See Item 5. Operating and Financial Review and Prospects – Off Balance Sheet Transactions. Should we be unable to meet such obligations we may be subject to contractual penalties, and our chances of receiving further business from the applicable customers could be reduced or, in certain cases, eliminated.

We sometimes participate in risk-sharing contracts. We sometimes participate in “risk-sharing” type contracts, in which our non-recurring costs are only recoverable if there is a sufficient level of sales for the applicable product, which level of sales typically is not guaranteed. If sales do not occur at the level anticipated, we may not be able to recover our non-recurring costs under the contract.

We would be adversely affected if we are unable to retain key employees. Our success depends in part on key management, scientific and technical personnel and our continuing ability to attract and retain highly qualified personnel. There is competition for the services of such personnel. The loss of the services of key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees.

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner. A number of our subsidiaries in Israel and certain other countries are parties to collective bargaining agreements that cover a substantial number of our employees. These agreements contain a range of conditions that vary depending on the applicable company and are for various periods of time. Disputes with trade unions or other labor relations difficulties as well as failure to timely amend or extend collective bargaining agreements could lead to worker disputes, slow-downs, strikes and other measures, which could negatively impact our results of operations.

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

We face acquisition and integration risks. Over the past several years we have made a number of acquisitions and investments in companies that complement our business. See Item 4. Information on the Company – Recent Acquisitions and Divestitures. We intend to continue to acquire businesses that complement our operations. In connection with acquisitions and the opening of new facilities we have increased and may continue to increase the number of our employees. In addition, we have expanded and may continue to expand the scope and geographic area of our operations. Our growth will increase the complexity of our operations and the level of responsibility exercised by both existing and new management personnel, and this will place significant demands on our management and our operational, financial and marketing resources. Failure to successfully retain key employees of acquired businesses and integrate and manage our growth may have a material adverse effect on our business, financial condition, results of operations or prospects.

Our acquisitions are subject to governmental approvals. Most countries require local governmental approval of acquisition of domestic defense businesses, which approval may be denied if the local government determines the acquisition is not in its national interest. We may also be unable to obtain anti-trust approvals for certain acquisitions as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

Our due diligence in acquisitions may not adequately cover all risks. There may be liabilities or risks that we fail to discover in performing due diligence investigations relating to businesses we have acquired or may acquire in the future. Examples of these liabilities include employee benefit contribution obligations, estimated costs to complete contracts, environmental liabilities or liabilities for infringement of third party intellectual property rights for which we, as a successor owner, may be responsible. Such risks may include changes in estimated costs to complete programs and estimated future revenues. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments provided in the applicable acquisition agreement or impairment write downs, if the value of the acquired company were to decrease after the acquisition, or after follow-on investments in that company. In addition, any indemnification covenants we may obtain from the sellers of businesses we acquire may not be applicable, enforceable, collectible or sufficient to fully offset the possible liabilities. Such liabilities could have a material adverse effect on our business, financial condition, results of operations or prospects. In addition, there may be situations in which our management determines, based on market conditions or other applicable considerations, to pursue an acquisition with limited due diligence or without performing any due diligence at all.

Our share price may be volatile and may decline. Numerous factors, some of which are beyond our control and unrelated to our operating performance or prospects, may cause the market price of our ordinary shares to fluctuate significantly. Factors affecting market price include, but are not limited to: (i) variations in our operating results and whether we have achieved our key business targets; (ii) sales or purchases of large blocks of stock; (iii) changes in securities analysts’ earnings estimates or recommendations; (iv) differences between reported results and those expected by investors and securities analysts; and (v) changes in our business including announcements of new contracts by us or by our competitors. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities.

Other general factors and market conditions that could affect our stock price include changes in: (i) the market’s perception of our business; (ii) the businesses, earnings estimates or market perceptions of our competitors or customers; (iii) the outlook for the defense industry; (iv) the general market or economic conditions unrelated to our performance; (v) the legislative or regulatory environment; (vi) government defense spending or appropriations; (vii) military or defense activities worldwide; (viii) the level of national or international hostilities; and (ix) the general geo-political environment.

We have risks related to the inherent limitations of internal control systems. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and any design may fail to achieve its stated goals, under some or all future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. See Item 15. Controls and Procedures.

Risks Related to Our Israeli Operations

Conditions in Israel may affect our operations. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. In 2006, Israel experienced a war with Hezbollah militants in Lebanon. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in 2006 and took control of the entire Gaza Strip by force in 2007. In January 2009, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel. These developments have further strained relations between Israel and the Palestinians. The current political situation between Israel and its neighbors may not improve. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

Changes in the U.S. dollar – NIS exchange rate. The exchange rate between the NIS and the U.S. dollar has fluctuated in recent years. For example, at the end of 2006, 2007 and 2008, the NIS/U.S. dollar exchange rate was 4.225, 3.846 and 3.802, respectively. This represented a strengthening of the NIS vis-à-vis the U.S. dollar of approximately 9.0% in 2007, and in 2008 there was significant fluctuation ending in an approximately 1% weakening of the NIS against the U.S. dollar. During the first two months of 2009, the U.S. dollar strengthened vis-à-vis the NIS by approximately 10%, and the NIS/U.S. dollar exchange rate as of February 28, 2009 was 4.162. While most of our sales and expenses are denominated in dollars, a significant portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, if we do not hedge our position, a change in the value of the NIS compared to the dollar, which over the past year has undergone numerous fluctuations, could affect our research and development expenses, manufacturing labor costs and general and administrative expenses. See Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates – Inflation and Devaluation.

Israeli government programs and tax benefits may be terminated or reduced in the future. Elbit Systems and some of our Israeli subsidiaries participate in programs of the Israeli Office of the Chief Scientist (OCS) and the Israel Investment Center, for which we receive tax and other benefits as well as funding for the development of technologies and products. The benefits available under these programs depend on meeting specified conditions. See Item 4. Information on the Company – Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding. If we fail to comply with these conditions, we may be required to pay additional taxes and penalties, make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available in the future at their current levels or at all.

Israeli law regulates acquisition of a controlling interest in Israeli defense industries. Israeli legislation regarding the domestic defense industry requires Israeli government approval of an acquisition of a 25% or more equity interest (or a smaller percentage that constitutes a “controlling interest”) in companies such as Elbit Systems. This could limit the ability of a potential purchaser to acquire a significant interest in our shares. See Item 4. Information on the Company – Governmental Regulation – Approval of Israeli Defense Acquisitions.

Israel has enhanced its export control regulations. In recent years the Israeli government adopted laws and regulations regarding enhanced defense export controls and the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market). Should government approvals required under these laws and regulations not be obtained, our ability to export our products from Israel could be negatively impacted, including revocation of authorizations previously granted, thus causing a reduction in our revenues. See Item 4. Information on the Company – Governmental Regulation – Israeli Export Regulations.

Many of our employees and some of our officers are obligated to perform military reserve duty in Israel. Generally, Israeli adult male citizens and permanent residents are obligated to perform annual military reserve duty up to a specified age. They also may be called to active duty at any time under emergency circumstances, which could have a disruptive impact on our workforce.

It may be difficult to enforce a non-Israeli judgment against us, our officers and directors. We are incorporated in Israel. Most of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce against us or any of those persons in an

Israeli court a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws. It may also be difficult to effect service of process on these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions filed in Israel. See below – Item 4. Information on the Company – Conditions in Israel – Enforcement of Judgments.

Item 4.	Information on the Company.

Business Overview

Principal Activities

We develop, manufacture and integrate advanced, high-performance defense electronic and electro-optic systems for customers throughout the world. The Company focuses on designing, developing, manufacturing and integrating command, control, communication, computer, intelligence, surveillance and reconnaissance (C4ISR) network centric systems, including unmanned vehicles, for defense and homeland security applications. We also perform upgrade programs for airborne, land and naval defense platforms. Moreover, we develop and manufacture systems and aero structures for the commercial aviation market. We also provide a range of support services.

Our major activities include:

•	military aircraft and helicopter systems;

•	helmet mounted systems;

•	commercial aviation systems and aero structures;

•	unmanned air vehicle systems;

•	naval systems;

•	land vehicle systems;

•	command, control, communications, computer and intelligence (C4I) systems;

•	electro-optic and countermeasures systems;

•	homeland security systems;

•	electronic warfare (EW) and signal intelligence (SIGINT) systems; and

•	various commercial activities.

Many of these major activities have a number of common and related elements. Therefore, we often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these areas of activities.

Principal Market Environment

We operate primarily in the defense and homeland security arena. The nature of military actions in recent years, including low intensity conflicts and ongoing terrorist activities, has caused a shift in the defense priorities for many of our major customers. As a result we believe there is a greater demand in the areas of C4I, as well as intelligence, surveillance and reconnaissance (ISR), including network centric information systems, intelligence gathering systems, border and perimeter security systems, unmanned aerial vehicles (UAVs), unmanned ground vehicles (UGVs), unmanned surface vessels (USVs), remote controlled systems, space and satellite based defense capabilities and homeland security applications. There is also a growing demand for cost effective logistic support and training services. We believe our systems, products and capabilities position us to meet evolving customer requirements in several of these areas.

We tailor and adapt our technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, we provide customers with cost-effective solutions, and our customers are able to improve their technological and operational capabilities within limited defense budgets. We have a growing expertise in providing “systems of systems”, which enables us to increasingly provide overall solutions to our customers’ comprehensive defense and security needs.

The worldwide defense market has been characterized in recent years by significant consolidation and merger and acquisition activities. Part of our growth strategy includes our continued activity in mergers and acquisitions both in Israel and internationally. We operate as a multi-domestic organization in order to meet the needs of our customers around the world. The Company’s structure enables us to benefit from the synergy of our overall capabilities while at the same time focus on local requirements.

Company History

We have many decades of operational experience. Our predecessor Elbit Ltd. was incorporated in Israel in 1966 as Elbit Computers Ltd. We were formed in 1996, as part of the Elbit Ltd. corporate demerger, under which Elbit Ltd.’s defense related assets and business were spun-off to us. From its founding in 1966 until the demerger, Elbit Ltd. was involved in a wide range of defense related airborne, land, naval and C4I programs throughout the world. We continue these activities today as the largest non-government-owned defense company in Israel. Several of our subsidiaries in Israel and around the world have decades of experience in their respective markets. Our companies have collectively been awarded the Israeli Defense Prize ten times, recognizing extraordinary contributions to defense technological innovations.

Since 2006, we have made several acquisitions, including the acquisition of a 100% interest in Tadiran Communications Ltd. (TadComm). The TadComm acquisition was completed in April 2007, pursuant to which we paid approximately $382 million to acquire the other 57% of TadComm that we did not own. In July 2008, we merged TadComm into Elbit Systems Land and C4I – Tadiran Ltd. See below “Organizational Structure – Principal Subsidiaries.”

As a corporation domiciled and incorporated in Israel, we operate in accordance with the provisions of the Israeli Companies Law – 1999.

Trading Symbols and Address

Our shares are traded on the Nasdaq National Market (Nasdaq), as part of the Nasdaq Global Select Market, under the symbol “ESLT” and on the Tel-Aviv Stock Exchange (TASE).

Our main offices are in the Advanced Technology Center, Haifa 31053, Israel, and our main telephone number at that address is (972-4) 8315315. Our website home page is www.elbitsystems.com. We make our website content available for informational purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference in this annual report on Form 20-F.

Our principal offices in the United States are the headquarters of Elbit Systems of America, LLC at 4700 Marine Creek Parkway, Fort Worth, Texas 76179-6969, and the main telephone number at that address is 817-234-6799.

Revenues

The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2006, 2007 and 2008:

	2006	2007	2008
	(U.S. dollars in millions)
Airborne systems:	$548	$596	$635
Land systems:	318	381	699
C4ISR systems:	313	582	844
Electro-optic systems:	223	271	337
Other (mainly non-defense engineering and production services):	121	152	123

Total:	$1,523	$1,982	$2,638

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2006, 2007 and 2008:

	2006	2007	2008
Israel	27%	21%	18%
United States	40%	35%	34%
Europe	15%	25%	25%
Others	18%	19%	23%

Organizational Structure – Principal Subsidiaries

Our beneficial ownership interest in our major subsidiaries and investees is set forth below. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

The following is a general description of our principal subsidiaries.

U.S. Subsidiaries

Elbit Systems of America

We conduct most of our U.S. business through Elbit Systems of America, LLC (Elbit Systems of America), a Delaware limited liability company, and its wholly-owned subsidiaries including: EFW Inc. (EFW), Kollsman, Inc. (Kollsman), International Enterprises, Inc. (IEI), Innovative Concepts, Inc. (“ICI”) and Talla-Com, Tallahassee Communications Industries, Inc. (Talla-Com). These are in addition to Elbit Systems of America’s 50% ownership in Vision Systems International, LLC as described below. We hold our 100% interest in Elbit Systems of America through a Delaware holding company, Elbit Systems U.S. Corp. (ESC).

Elbit Systems of America provides products and system solutions focusing on U.S. military, commercial aviation, homeland security and medical instrumentation customers. Elbit Systems of America is organized along a number of main business lines operating out of five primary operational facilities. The business lines include Airborne Solutions, Land Solutions, C4I Solutions, Sensor and Electro-Optics Solutions, Services and Support Solutions, Commercial Aviation – Kollsman and Medical Instruments – KMC Systems. Elbit Systems of America’s main operation centers include its facilities in Fort Worth, Texas; Merrimack, New Hampshire; Tallahassee, Florida; Talladega, Alabama and McLean, Virginia.

Elbit Systems of America acts as a contractor for U.S. Foreign Military Funding (FMF) and Foreign Military Sales (FMS) programs. See below “Governmental Regulations – Foreign Military Funding.” Each of Elbit Systems of America’s major operational facilities has engineering and manufacturing capabilities. Elbit Systems of America’s facilities in Alabama and Texas and in Warner Robbins, Georgia have significant maintenance and repair capabilities. See below “Manufacturing” and “Customer Satisfaction and Quality Assurance.”

Elbit Systems of America, Elbit Systems, ESC and the DOD are parties to a Special Security Agreement (SSA). The SSA provides the framework for controls and procedures to protect classified information and export controlled data. The SSA allows the Elbit Systems of America companies to participate in classified U.S. government programs even though, due to their ownership by Elbit Systems, the Elbit Systems of America companies are considered under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of Elbit Systems of America’s board of directors was permanently established to supervise and monitor compliance with Elbit Systems of America’s export control and national security requirements. The SSA also requires Elbit Systems of America’s board of directors to include outside directors who have no other affiliation with the Company. Elbit Systems of America’s board of directors also contains officers of Elbit Systems of America and up to two inside directors, who have other affiliations with the Company. The SSA requires outside directors and officers of the Elbit Systems of America companies who are directors, and certain other senior officers, to be U.S. resident citizens and eligible for DOD personal security clearances.

VSI. Vision Systems International LLC (VSI) is a California limited liability investee company based in San Jose, California. Elbit Systems of America and Rockwell Collins Inc. (Rockwell Collins) each own 50% of VSI. VSI acts on a world-wide basis on behalf of Rockwell Collins and Elbit Systems/ Elbit Systems of America in the area of helmet mounted display systems for fixed-wing military and paramilitary aircraft. VSI performs marketing, project management, contract administration and systems engineering. Elbit Systems, Elbit Systems of America and Rockwell Collins each have provided VSI with licenses to use their helmet mounted display technologies. In general, VSI subcontracts product development and production to its owners on an approximately equal basis. Each owner has equal representation in VSI’s management.

Israeli Subsidiaries

Elop. Based in Rehovot, Israel, our wholly-owned subsidiary Elbit Systems Electro-Optics Elop Ltd. (Elop) designs, engineers, manufactures and supports a wide range of electro-optic systems and products mainly for defense, space and homeland security applications. With more than 70 years of operational experience, Elop has a broad customer base, both in Israel and internationally.

ESLC-T. Elbit Systems Land and C4I – Tadiran Ltd. (ESLC-T) is a wholly-owned Israeli subsidiary, with headquarters in Netanya, Israel, which began operations in July 2008 as a result of the merger of TadComm with Elbit Systems’ Land and C4I operations. ESLC-T is engaged in the worldwide market for land-based systems and products for military vehicles, C4I systems and communications systems and equipment.

Elisra. Elisra is an Israeli company located in Bnei Brak, Israel, owned 70% by Elbit Systems with the balance being owned by Elta Systems Ltd., a subsidiary of Israel Aerospace Industries Ltd. (IAI). Elisra has two principal wholly-owned Israeli subsidiaries – Tadiran Electronic Systems Ltd. (Tadiran Systems) and Tadiran Spectralink Ltd. (Tadiran Spectralink), each located in Holon, Israel. Elisra and its subsidiaries provide a wide range of EW, SIGINT, infrared (IR) passive warning systems and C4ISR technological solutions.

Cyclone. Elbit Systems – Cyclone Ltd. (formerly Cyclone Aviation Products Ltd.) (Cyclone) is a wholly-owned Israeli subsidiary of Elbit Systems. Located near Karmiel, Israel, Cyclone designs and produces composite and metal aero structure parts for civil and military aircraft and performs maintenance, integration and installation engineering for aircraft and helicopters. Cyclone also manufactures weapons pylons and external fuel tanks for fighter aircraft. Both directly and through our wholly-owned subsidiary Snunit Aviation Services Ltd., Cyclone supplies maintenance and operation services for fixed-wing aircraft and helicopter fleets.

ELSEC. Elbit Security Systems Ltd. (ELSEC) (formerly Ortek Ltd.) is a wholly-owned Israeli subsidiary of Elbit Systems. Located in Sderot, Israel, ELSEC operates mainly in the fields of homeland security, electro-optic surveillance systems, E-fences, border and coastal integrated security systems, aviation security systems, airport security systems, other transportation security systems and strategic perimeter sites security.

Kinetics. Kinetics Ltd. (Kinetics), based in Airport City, Israel, is owned 51% by Elbit Systems. The minority interest is owned by founding employees and private investors in Israel and the United States. Kinetics develops technologies, systems and products in the field of advanced life support and environmental controls, such as climate control systems and nuclear, biological and chemical protection systems for combat vehicles. Also, Kinetics develops and manufactures other products for land vehicles, such as hydraulic, fuel, braking and suspension systems, an auxiliary power unit for land vehicle power pack systems and hydraulic systems for aircraft. Kinetics wholly-owns Real-Time Laboratories, LLC. a company based in Boca Raton, Florida, engaged in the U.S. market in similar activities to those of Kinetics.

SCD. Semi-Conductor Devices (SCD) is an Israeli investee partnership equally owned by Elbit Systems and Rafael Armaments Development Authority Ltd. (Rafael). Located in Leshem, Israel, SCD develops and manufactures IR detectors for thermal imaging equipment and laser diodes used in defense and commercial applications.

Opgal. Opgal – Optronics Industries Ltd. (Opgal) is an Israeli investee company owned 50.1% by Elbit Systems and 49.9% by Rafael. Located in Karmiel, Israel, Opgal provides commercial applications of thermal imaging and electro-optic technologies, including an enhanced vision sensor designed to assist in landing aircraft under limited visibility and harsh weather conditions and thermal imaging cameras and FLIR systems for surveillance, industrial, medical and fire fighting applications. Opgal also produces IR assemblies for forward-looking infrared (FLIR) systems for defense applications.

Subsidiaries in Other Countries

Ferranti. Ferranti Technologies (Group) Limited (Ferranti), is a wholly-owned U.K. subsidiary. Located in Oldham, U.K, Ferranti’s principal activities include engineering, manufacturing and logistic support to aerospace and defense industries in the U.K. and internationally.

U-TacS. UAV Tactical Systems Ltd. (U-TacS) is a U.K. subsidiary located in Leicester, U.K., held 51% by Elbit Systems (through a wholly-owned U.K. holding company – Elbit Systems UK Limited), with the remaining 49% owned by Thales UK Limited, a subsidiary of Thales S.A. U-TacS’ main business is to perform a major part of the Watchkeeper Program and other related programs. See below “Current Business Operations – UAS –Programs.”

European Subsidiary. The European Subsidiary is a wholly-owned Belgium subsidiary located near Ghent, Belgium. It develops, manufactures and supports electro-optical products, mainly for the defense and space markets.

Elbit Systeme. Elbit Systems S.A. (Elbit Systeme) is a wholly-owned Romanian subsidiary located in Bucharest, Romania. Elbit Systeme serves as the base for our various defense and commercial operations and holdings in Romania.

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

Elbit Systems of Korea. Elbit Systems of Korea Ltd. is a wholly-owned Korean subsidiary. Based in Seoul, Korea, it performs defense related projects for end use by the Korean Government.

HALBIT. HALBIT Avionics Private Limited (HALBIT) is an Indian company owned 26% by Elbit Systems, with the largest shareholder being Hindustan Aerospace Limited. Located in Bangalore, India, HALBIT is engaged in avionics programs for the Indian defense market.

Others. We have several other small subsidiaries and investee companies in Israel and other countries.

Recent Acquisitions and Divestitures

During 2008 and the beginning of 2009, we continued to expand our capabilities through acquisitions and made a divestiture. We acquired several companies in complementary technological areas, none of which for a material purchase price, including: (i) Shiron Communications (1996) Ltd. (Shiron), an Israeli company that provides products for the interactive multimedia broadband satellite market; (ii) Innovative Concepts, Inc. (ICI), located in McLean, Virginia, which provides real-time embedded systems and high-speed processing solutions for defense and homeland security applications; (iii) a 19.5% interest in Azimuth Technologies Ltd. (Azimuth), an Israeli company whose shares are publicly traded on the TASE, which develops and sells products for target acquisition, navigation and orientation for the defense market; (iv) Electro Optic Research and Development Company Ltd. (EORD), an Israeli company engaged in research and development of acoustic and seismic sensors and systems for defense and security applications and (v) Bar-Kal Systems Engineering Ltd. (Bar-Kal), an Israeli company engaged in research and development of technologies related to systems engineering of hyper-spectral remote sensing for defense and government-related customers. See Item 18. Financial Statements – Note 1(E).

We sold our approximately 41.3% interest in Mediguide Inc. (Mediguide). Under the terms of the sale, we received a payment of approximately $51 million in December 2008, with the balance of the consideration due in two subsequent payments of approximately $49 million in November 2009 and up to approximately $13 million in April 2010. Mediguide develops intra-body navigation systems for medical applications. See Item 18. Financial Statements – Note 1(F).

Current Business Operations

The major activities described below often operate in an interrelated manner.

Military Aircraft and Helicopter Systems

Overview

We supply a comprehensive portfolio of advanced airborne electronic and electro-optic systems and products to leading military aircraft manufacturers and end users. Our systems and products are designed to enhance operational capabilities and extend aircraft life cycles. Our military airborne systems are compatible with emerging net-centric concepts supporting enhanced situational awareness, faster decision making and optimal response. Our airborne C4ISR solutions provide pilots with data, communications and real-time situation pictures, as well as the ability to share mission-critical data with ground and naval platforms, thus enhancing joint, effective operations between air to air, air to ground, manned and unmanned platforms via common avionics and C4I solutions. Our multidisciplinary approach extends to designing training and simulation systems that accommodate evolving missions and combine air and ground systems in a single architecture.

Our airborne systems provide a range of solutions from a single sensor to an entire cockpit avionics suite. We integrate our systems on fixed and rotary-wing, eastern and western, new and mature aircraft. As a world leader in aircraft and helicopter upgrade programs, we integrate advanced weapon, communication, navigation, electro-optical and electronic warfare (EW) systems, providing advanced net-centric capabilities for fast, precise missions. Our upgrade programs support greater fleet availability, allowing fewer aircraft to perform more missions. We support life cycle extension of our customers’ fleets. We supply logistic support services for airborne platforms, including repair and maintenance centers, training and spare parts. Elbit Systems, Elbit Systems of America, Elop, Elisra, Cyclone, Ferranti, AEL and certain other of our subsidiaries are engaged in our military aircraft and helicopter systems activities.

Systems Portfolio. Our systems and products for military fixed-wing aircraft and helicopters include a range of advanced avionics systems, electro-optic and aerial reconnaissance systems, precision guidance systems, fighter aircraft structural components, data links, training systems and simulators. This is in addition to our helmet mounted systems and EW airborne systems described below.

Avionics Systems. Our avionics systems include cockpit management systems, mission management computers, weapon delivery and navigation systems, display systems, airborne C4I systems, digital map systems, stores management systems and digital recording devices.

Electro-Optics Systems. Our airborne electro-optics systems include head-up displays, laser range-finders and laser designators, FLIR systems, laser obstacle ranging & display (LORD) systems, payloads, countermeasure systems and aerial reconnaissance systems such as the CONDOR® long-range oblique photography system and the CONDOR® TAC system for vertical photography.

Precision Guidance Systems. We supply a range of precision guidance systems for airborne applications including the Whizzard family (LIZARD and GAL) of laser-based precision guidance kits, semi-active laser (SAL) seekers, the STAR (smart tactical advance rocket) and the GATR (guided advanced tactical rocket).

Fighter Aircraft Structural Components. We supply external fuel tanks, pylons, horizontal stabilizers, fin access doors, leading edge flaps, ventral fins and rudders for F-15 and F-16 aircraft. We also supply landing gear doors, leading edge extensions and 330 gallon fuel tanks for F-18 aircraft.

Trainers and Simulators. Our trainer and simulator systems include a variety of simulators, computer-based trainers, partial task trainers, full mission trainers and complete training centers for tactical, virtual, appended and embedded training, as well as data modem simulators.

Programs

Our programs for military fixed-wing aircraft and helicopters encompass full scale aircraft upgrades, system upgrades, system and product supply, training, simulators and logistic support.

The customers and end users for our military fixed-wing aircraft and helicopters programs include the Israeli Air Force (IAF), the U.S. Air Force (USAF), the U.S. Navy (USN), the U.S. Army, the U.S. Marine Corps (USMC), the U.S. Coast Guard, air forces and other branches of the armed forces of the North American Treaty Organization (NATO) members governments and/or European Union (EU) member governments as well as of other governments around the world. Our customers also include major fixed-wing aircraft and helicopter manufacturers such as Lockheed Martin Inc. (Lockheed Martin), the Boeing Company (Boeing), Raytheon Company (Raytheon), Embraer – Empresa Brasileira de Aeronautica S.A. (Embraer), European Aerospace Defense and Space Company (EADS), EADS – CASA, Alenia Aermacchi S.p.A. (Aermacchi), Dassault Aviation S.A., Bombardier Aerospace Inc., Eurocopter S.A. (Eurocopter), Bell Helicopters Textron Inc. (Bell Helicopters), Sikorsky Aircraft Company (Sikorsky) and Agusta S.p.A. (Agusta) among others.

Our upgrade programs for fixed-wing fighter, trainer and transport aircraft include those for aircraft such as the F-4, F-5, T-38, AL-X Super Tucano, AMX, AT-63 Pampa, MiG-21, SU-25, L-39, IAR 99 and C-130. In 2008, we were awarded a contract by the Brazilian aircraft manufacturer Embraer to provide avionics and EW systems for the AMX Jet upgrade program for the Brazilian Air Force. The contract is in a total amount of approximately $187 million, and the first phase of the program, in the amount of approximately $67 million, has been implemented. The contract is to be performed through 2014. Our subsidiary Elisra, as well as our Brazilian subsidiary AEL, are performing significant portions of the program.

Our helicopter upgrade programs include those for helicopters such as the Puma 330, CH-53, UH-60, AS-365, Mi-8, Mi-17 and Mi-24.

We also supply on a stand-alone basis advanced avionic systems such as mission computers, displays, moving maps, digital video recorders, tactical data links and operational flight protocol software for fixed-wing aircraft such as the F-15 Eagle, F-16, F-18 Hornet/Super Hornet, T-38, C-130 Hercules and T-45. We also supply advanced avionics systems such as mission computers, displays, moving maps, digital video recorders, tactical data links and operational flight protocol software for helicopters such as the UH-60 Black Hawk, AH-1 Cobra, AH-64 Apache, CH-47 Chinook, CH-48, CH-53 Stallion, OH-58 Kiowa, Mi-17, Mi-24 and KMH, as well as the V-22 Osprey tilt rotocraft.

For more than two decades we have supplied numerous systems, products and support services for Lockheed Martin’s F-16 aircraft. This includes mission computers, display systems, stores management systems, commercial data entity electronic units, digital video recorders, data link hardware and software, head-up displays, helmet mounted systems, structural assemblies and simulators.

In the area of airborne electro-optic systems, we supply head-up displays for fixed-wing fighter and trainer aircraft such as the F-4, F-5, F-16, T-38, MiG-21, MiG-27, SU-30, A-4, AL-X, AMX, AT-63 Pampa, IAR-99, Jaguar KO-I, L-39 and Mirage. We also supply laser designators, laser range-finders and electro-optic pods for helicopters such as the Apache, Super Cobra, AH-Z, Sea King, Cheetah, Mi-17, Mi-24 and Tiger, as well as the USN Nite Hawk pod.

We supply airborne reconnaissance systems for F-16 aircraft of the IAF, the Republic of Korea Air Force and others. In 2008, we were awarded a contract to supply a combined airborne IMINT system to the Turkish Air Force, containing our CONDOR® 2 and CONDOR® TAC long-range oblique and vertical photography systems.

In the precision guidance systems area we supply our LIZARD systems to several air forces including the IAF. We supply SAL seekers for Boeing’s JDAM munitions, for Northrop Grumman Corporation’s (NGC) Viper Strike munitions and for other U.S. missile manufacturers.

Our airborne, training and simulators programs include aircraft flight training solutions and operation of training aircraft for both fixed-wing trainers and helicopters under private financing initiative (PFI) and “power by the hour” (PBH) arrangements for the IAF Flight School and maintenance for Israel Police helicopters. In coordination with Lockheed Martin, we supply the avionics simulation system, cockpit and visual system for the IAF’s F-16I aircrew flight and system trainer. In 2008, we were selected by Boeing to supply the Virtual Mission Training system for the USN’s T-45 Goshhawk aircraft. We also supply simulators for fixed-wing aircraft such as the F-16A, F-16C/D, AL-X, F-4E, F-5, Mig-21, IAR 99 and Mirage 2000, as well as helicopters such as the Puma, Mi-8, Mi-24 and Sea King. We are supplying the IAF with a simulator for the B-200 and a crises management simulator for the Israel Defense Forces (IDF).

Our logistic support services programs for fixed-wing aircraft and helicopters include repair and maintenance services and supply of spare parts for a range of air forces. Part of these services are performed as contractor logistic support (CLS) projects and performance based logistics (PBL). We also perform maintenance support activities for numerous products such as jammers, radar, 20 mm cannon and others.

Helmet Mounted Systems

Overview

We design and supply a range of advanced helmet mounted systems (HMS), including helmet mounted displays (HMDs) for fixed-wing aircraft and rotary aircraft pilots. These include tracking and display systems, both for day and night flying. Our systems measure the pilot’s line of sight, slave weapons and sensors to the target, identify target location and bring displays to the pilot’s eye level. We supply our HMS as part of our upgrade programs as well as on a stand-alone basis.

We are engaged in multiple HMS activities. In addition to our being a leading supplier of HMDs for helicopters, through our jointly-owned company VSI (see above “Principal Subsidiaries – VSI”) we are a leader in HMS for fighter aircraft.

Systems Portfolio

Our HMS are designed for fixed-wing aircraft as well as helicopters.

Fixed-Wing HMS. Examples of our fixed-wing HMS currently in operational use include the Display and Sight Helmet (DASH) family, the Joint Helmet Mounted Cueing System (JHMCS), Night Vision Cueing Display (NVCD) system and the HMS for the F-35 Joint Strike Fighter (JSF). These systems enable slaving of various aircraft systems to the pilot’s line of sight, target location and identification and display of information. We have also developed TARGO™, a new HMS solution for fixed-wing trainer aircraft that minimizes the need for aircraft integration activities. In addition, we supply the FACT™ (fast action cockpit mapping tool) for rapid electro-magnetic mapping of cockpits.

Helicopter HMS. For helicopters, our operational HMS include the Aviator Night Vision Imaging System Head-Up Display (ANVIS/HUD®) family, Integrated Helmet and Display Sight System (IHADSS), Jedeye™ and the Panoramic Night Vision Goggle (PNVG) based on our QuadEye® system. These systems facilitate safety for night flights, weapon slaving, increased operational capabilities and performance of “head-out” missions.

Programs

We are engaged in a range of programs for HMS for fighter aircraft and helicopters. Customers and end users for our HMS include the IAF, USAF, U.S. Army, USN, USMC, U.S. Coast Guard, air forces of EU and NATO member governments and other governments’ air forces. Our customers also include aircraft and helicopter manufacturers such as Boeing, Lockheed Martin, Bell Helicopters, Sikorsky, Agusta and Aermacchi.

In the fighter aircraft area we supply various versions of our DASH systems for the IAF’s F-15I and F-16I aircraft as well as for other air forces around the world.

We supply the JHMCS through VSI for Boeing’s F-15 and F/A-18 aircraft and for Lockheed Martin’s F-16 aircraft. More than 3,000 JHMCS production systems have been delivered and are in operational use by the USAF, the USN, the U.S. Air National Guard (ANG) and the air forces of more than 20 other countries.

Through VSI we are developing and supplying the HMS to Lockheed Martin for the U.S. F-35 Joint Strike Fighter (JSF) Program. The JSF HMD system is expected to contain the most advanced HMS ever designed and will be used as the aircraft’s primary flight and weapon delivery system. We are currently performing the low rate initial production (LRIP) phase of the program.

VSI is also supplying the NVCD to the USN. The NVCD includes the PNVG, based on our QuadEye® system.

In the helicopter area we have supplied more than 5,000 operational ANVIS/HUD® systems for the U.S. Army, other U.S. Armed Forces programs, the IAF and customers in Korea, Australia, Canada and the U.K., among others. We also supply IHADSS to the U.S. Army and other users of Apache helicopters as well as Agusta 129 helicopters.

Commercial Aviation Systems and Aero Structures

Overview

Leveraging our core competencies in airborne defense systems, as well as our legacy strengths in commercial aviation, we provide a range of systems and products for the commercial and business aviation market. These activities mainly include vision-based cockpit concept systems, other avionics systems, electrical systems, pressurization systems and aero structure products.

Our commercial aviation experience extends over 80 years, with Elbit Systems of America’s Commercial Aviation Solutions – Kollsman Business Unit’s continuation of Paul Kollsman’s legacy altimeter products. Our activities in commercial avionics has evolved in recent years and covers a wide range of cockpit displays, head-up displays and other avionics systems including complete glass-cockpit integrated avionics suites. We are a world leader in the area of advanced enhanced vision systems (EVS), achieving the world’s first U.S. Federal Aviation Administration (FAA)-certified EVS in 2001. We own a 20% interest in Sandel Avionics Inc., which is engaged in integrated display systems, such as terrain avoidance warning systems and electronic horizontal situation indicators mainly for the general aviation market.

Our commercial avionics systems are employed on fixed-wing aircraft such as the Gulfstream 150, 200, 300, 350, 400, 450, 500 and 550, the MD-10 and MD-11, the Airbus A300 and A310, the Cessna CJ 1, 2, 3 and 4 Bravo, XLS, Citation Mustang, ENCORE, Hawker Beechcraft 400XP and 800XP and King Air series, as well as on helicopters such as the EC-225 and EC-725. Elbit Systems, Elbit Systems of America, Elop, Opgal and other of our subsidiaries are involved in our commercial avionics systems and products activities, and Cyclone produces our aero structure products.

Systems Portfolio

Vision-based Cockpit Systems. Our commercial aviation product line includes the Vision Based Cockpit™ concept, incorporating our Enhanced Vision System (EVS II) and our General Aviation – Vision System (GAViSTM). EVS II improves an aircraft’s capability to execute precision approaches and safely land in bad weather and reduced visibility conditions. GAVIS™ is an infra-red-based vision system that mounts like an antenna for general aviation aircraft to provide greater situation awareness at night and in other low visibility conditions. Our commercial aviation products provide critical information to pilots including a family of advanced head-up displays such as the Advanced Technology Head-Up Display (AT-HUD) and the Micro-ViS head-up display system.

Avionics, Electronic and Legacy Systems. We supply cabin pressurization control systems, air data test equipment, air data processor/sensor systems and flight instruments for the general aviation market. Our legacy products for commercial aircraft include altimeters, pressure meters, cockpit indicators and avionics test equipment.

Commercial Helicopter Systems. We produce avionic suites, including displays, moving maps, electronic flight instrumentation systems and flight management systems for commercial helicopters.

Aero Structure Products. Our aero structure parts include pressurized and non-pressurized doors, composite beams and composite landing gear doors, thrust reverse blocker doors, fan cowl doors and winglets for commercial aircraft such as the Boeing 737, Boeing 787, SSJ-100 and HBC King Air 350, as well as aero structures for UAVs.

Programs

We supply our commercial aviation systems and products to a number of fixed-wing aircraft and helicopter manufacturers and aviation companies. Customers for our commercial and business aviation systems and products include General Dynamics – Gulfstream Aerospace Corporation (Gulfstream), Boeing, Airbus S.A.S. (Airbus), Hawker Beechcraft Corporation, Eurocopter, FedEx Express Inc. (FedEx Express), Embraer, Honeywell, Sikorsky, Piaggio America Inc. and Jetcraft Aviation Ltd. (Jetcraft). Customers for our aero structure products for commercial aircraft include Spirit Aerosystems Inc. (Spirit Aero Systems), Airbus, Boeing, IAI and others.

Our programs in the area of commercial avionics and enhanced vision systems include a number of FAA certifications for installation of our EVS on a range of Gulfstream business jets. EVS II achievements in 2008 included becoming fully certified on FedEx Express MD11 aircraft – the first certification world-wide of an enhanced flight vision system on an FAA Part-121 air transport platform. Other EVS II achievements in 2008 included receiving European Aviation Safety Agency (EASA) approval, installation on Jetcraft aircraft, selection by Gulfstream for the G250 and G650 business jets and selection by Embraer for the Lineage 1000 jet. Our GAVIS™ system has been FAA certified for Avanti, Grob and Citation aircraft. In 2008, GAVIS™ was selected by Sikorsky helicopters for certification for the United Technologies Flight Department. We are also supplying a head-up display to Honeywell for the FedEx Express fleet and to Jetcraft for the retrofit business jet market.

We supply our autoschedule cabin pressurization control system (KAPS™ II) to Diamant Aircraft’s D-Jet program and to Cessna for its CJ4 and Mustang aircraft programs. We also supply civil avionics systems, including digital maps, displays and other avionics products for commercial helicopters such as the EC-225.

Elbit Systems of America maintains an FAA certified repair facility for commercial avionics repairs, and Cyclone performs maintenance for commercial helicopters.

We manufacture aero structure parts based on metal and composite technologies for several types of commercial aircraft, including the Airbus 340 and the Boeing 737, 747, 767 and “Dreamliner” 787 passenger jets. In 2008, we were awarded a contract by Spirit Aero Systems to supply entrance and cargo doors for commercial aircraft. The contract, in an amount of approximately $160 million, calls for deliveries through 2016.

UAS (UAV Systems)

Overview

We design and supply integrated UAS for a range of applications. We design and manufacture a variety of UAV platforms, including the Hermes® and Skylark® families of UAVs. We also design and supply command and control ground station elements that can be adapted for various types of UAS. We supply UAS training systems with capabilities to simulate payload performance, malfunctions and ground control station operation. We design and supply engines, data links, stabilized electro-optic payloads and electronic intelligence (ELINT) and communications intelligence (COMINT) payloads for UAS. Our UAS technology has also been applied to our unmanned ground vehicle and unmanned surface vessel activities described below in this annual report.

Our UAS activities are carried out by Elbit Systems, Silver Arrow LP, U-TacS, Elbit Systems of America, UAV Engines Ltd., Tadiran Spectralink, Elop, Cylone and certain other of our subsidiaries.

Systems Portfolio

Our UAS encompass comprehensive systems, including the air frames, air vehicle payloads, data link, ground control system, ground support equipment and training systems.

Hermes® UAS Family. Our Hermes® family of UAS cover a range of tactical UAS. Hermes® 450 is a leader in the field of tactical long endurance UAS supporting intelligence, surveillance, target acquisition and reconnaissance (ISTAR) missions. It is the basis for the WK 450 UAS being supplied under the Watchkeeper Program (see below “Programs”). Hermes® 900 is a new tactical medium altitude long endurance (MALE) UAS designed to extend the Hermes® 450 capabilities with full compatibility in mission and support infrastructures. Hermes® 1500 is a MALE UAS designed for maritime patrol and support missions. Hermes® 90 is a new tactical short-range UAS designed for long-endurance point-launch ISR missions.

Skylark® UAS Family. Our Skylark® family of mini-UAS includes electrically propelled and covert short-range UAS with ISR capabilities for company-brigade-level tactical echelons. The family is based on Skylark® I, a man-packed UAS for close-range surveillance and observation, Skylark® I LE, which provides longer endurance of the Skylark® I capabilities and Skylark® II, which is a close-range tactical UAS providing expanded ISR capabilities.

Ground Stations. Our UAS ground stations include mission command and control, payload operation and exploitation capabilities.

Engines. Our UAS engines include a family of Wankel rotary technology based engines providing UAS with the capability to carry multiple payloads with extended endurance.

Training Systems. Our UAS training systems include full air vehicle and payload high end operators and mission commanders training.

Data Links and Payloads. We develop and manufacture data links and payloads for our UAS as well as tactical data links and networking solutions for UAS.

Programs

We perform a broad range of development, supply, lease, support services and training activities relating to UAS. The principal customers for our UAS include the IDF, the U.K. Armed Forces through Thales U.K. and other customers (mainly governmental organizations) around the world.

Our largest UAS program is the U.K. Ministry of Defence’s (UK MOD) Watchkeeper program. In 2005, U-TacS was awarded a contract by Thales U.K. Ltd., the prime contractor to the UK MOD for the program. U-TacS’ backlog for 2008 was approximately $350 million, to be performed mainly through 2013. The Watchkeeper program is providing the U.K. Armed Forces with ISTAR capability and is a key component of the U.K.’s Network Enabled Capability. U-TacS is supplying the Watchkeeper Subsystem comprised of the dual payload WK 450 UAV (based on the Hermes® 450) carrying our DCoMPASS™ stabilized payload incorporating day/night sensors and laser target designator, a SAR payload supplied by Thales, ground control station, ground support equipment and a data link connecting to a computerized network. The system is capable of rapid deployment and operations anywhere in the world.

U-TacS is also under contract for the UK MOD Lydian Program to supply service-based support to an ISR capability in two overseas theatres, including Hermes® 450 UAS, training and contractor logistics support.

Our first large UAS program was providing Hermes® 450 to the IDF. which has been fully operational since 2000, providing the backbone of the IDF’s tactical UAS. Under this program the Hermes® 450 has accumulated over 100,000 flight hours. Throughout the program, the Hermes® 450 has continued to develop through additional applications and enhancements. Recently we received additional orders for systems and air vehicle upgrades.

In January 2009, the IMOD selected the Skylark® I LE UAS for IDF Ground Forces Battalions. During 2008, France’s Special Forces awarded a contract for Skylark® I UAS, and the Australian Army placed additional orders for Skylark® I systems. Also during 2008, other customers awarded contracts for Hermes® 450 and Skylark® I systems. We are also supplying the Skylark® II to the Korean Ministry of Defense. Under a partnership jointly owned with IAI, we are supplying UAS for the Turkish TUAV program.

Naval Systems

Overview. Our naval systems include naval combat and C4I management systems, shipboard combat system integration, naval electro-optic observation systems, naval tactical trainers, submarine and surface electronic support measurement systems, shipboard SIGINT including COMINT and ELINT systems, shipboard decoy countermeasure launching systems and unmanned surface vessels. Elbit Systems, Elop, Elisra, ESLC-T, Elbit Systems of America and certain other of our subsidiaries engage in naval systems related activities.

Systems Portfolio

Combat Management Systems. Our naval systems and products include C4I based combat management systems for surface ships and submarines, including command and control, data links, sensors and effectors control systems that integrate tactical information and facilitate operation of weapon systems.

Tactical Trainers. We supply computerized naval simulators for tactical training of naval officers at shore-based locations. Our naval training and simulator systems include naval tactics and commander trainers, naval operational trainers, EW trainers and anti-submarine trainers.

Electro-Optic Payloads. We provide stabilized electro-optical payloads for naval observation and electro-optical stabilized line of sight fire control systems.

EW Systems and Countermeasures. Our EW systems for surface ships and submarines provide electronic support measurements for threat identification and electro-magnetic analysis. We also supply a range of shipboard SIGINT, COMINT and ELINT systems for sea-based electronic intelligence applications for surface vessels and submarines. Our shipboard decoy countermeasure launching systems deploy chaff and flare against missile threats.

Unmanned Surface Vessels. We are developing unmanned surface vessels such as the Silver Marlin and Stingray for various maritime applications that adopt the capabilities of our UAS to sea-based applications.

Programs

We supply our naval systems and products for both surface ships and submarines to naval and maritime authorities around the world. Customers and end users for our naval systems include the Israeli Navy, navies and coast guard authorities of numerous other countries and major ship manufacturers.

Our naval systems programs include the supply of the C4I system for the Israeli Navy’s SAAR 5 corvette class missile boat as well as the anti-missile decoy countermeasure launching systems for the SAAR 5 program. Our naval training simulators are used by the Israeli Navy and several other navies world-wide. We also develop naval ELINT and COMINT systems. We supply ELINT systems for the Israeli Navy’s Dolphin class submarines and ELINT and COMINT systems for submarines and surface vessels of several other navies.

Our electro-optic shipboard payloads are in use by several navy and maritime forces for both observation and fire control applications.

Our EW suites equip all Israeli Navy ships and are designed to perform threat detection and intelligence applications. Our SIGINT naval systems are in operational use by several navies worldwide for anti-missile countermeasures as well as active anti-missile protection. We supply several navies various communications systems and data links for sea-based applications.

Land Vehicle Systems

Overview

We upgrade and modernize tanks, other combat vehicles and artillery platforms both as a prime contractor and as a systems supplier to leading platform manufacturers. Our land vehicle and platform solutions cover the entire combat vehicle spectrum, from complete modernization, to system supply to maintenance depots and life cycle support services. Our systems are operational on a full range of tracked and wheeled combat vehicles including main battle tanks, medium and light tanks, light armored vehicles, armored personnel carriers, wheeled vehicles and artillery platforms. We also develop and supply unmanned ground vehicles and robotic devices for a variety of land based missions. In addition, we supply training systems for tanks and fighting vehicles.

Utilizing our experience from advanced avionics systems, electro-optic thermal imaging and C4I systems, we adapt and develop “tankionics” for land vehicles that shorten the “sensor to shooter” loop. Land vehicles containing our systems and products include the Merkava, M1 Abrams, Centurion, M-60, T-55, T-72, Bradley A-3, Leopard, Fennek, PzH 2000, CV-90, MLRS, HIMARS, MTVR, MRAP, AMX-30, SK-105, MK-109, ULAN, Pandur, LAV, Patria AMV, Iveco LMV and Piranha III. Our land vehicle systems activities are performed mainly by ESLC-T, Elbit Systems, Elbit Systems of America, Elop, Kinetics, Tadiran Systems, ELSEC and certain other of our subsidiaries.

Systems Portfolio

Our systems and products for land vehicles encompass a range of products and applications.

Tankionics. Our land vehicle systems include tankionics such as fire control systems using day and night vision systems and displays for target identification, acquisition and engagement. We supply electric gun and turret drive and stabilization systems for controlling electrically driven turrets and guns.

Unmanned Turrets and Remote Controlled Weapon Stations. We supply advanced unmanned turrets and overhead remote controlled weapon stations. Our unmanned turrets and remote controlled weapon systems enhance ground vehicle capabilities for urban warfare scenarios and convert armored personnel carriers to armored fighting vehicles with no penetration of the vehicle’s deck.

Unmanned Systems. We supply various unmanned platforms including our medium-size unmanned ground vehicle (UGV) used mainly for border control and security missions, and our small-size UGV – the Viper® (Versatile Intelligent Portable Elbit Robot), a man-packed robot designated to perform various combat support urban missions.

Sensors. We develop unattended ground sensors that detect human activity.

C4I Systems. Our C4I systems for combat vehicles include battle management systems that process data and enhance situational awareness of land vehicle crews and commanders. Our overall situational awareness systems for land vehicles include electro-optic-based laser range-finders, TOW night targeting sights, thermal imaging systems, flat paneled color displays and threat detection systems as well as gunner’ and commander’s sights, laser warning systems, reconnaissance systems and our “See-through Armor” system providing 360° panoramic observation.

Life Support and Hydraulic Systems. We supply life support systems for land vehicles for environmental, climate and nuclear, bacterial and chemical (NBC) protection and control. We also supply hydraulic systems for vehicle fueling, braking suspension and power pack operation.

Counter-IED Measures. We develop and supply deployed vehicle mounted counter remote controlled improvised explosive devices (IEDs) electronic warfare systems, which protect vehicle crews from IEDs.

Programs

We are engaged in a wide range of land vehicle systems programs, from comprehensive vehicle modernization programs, to stand-alone system supply to vehicle manufacturers to life cycle support programs. Customers for our land vehicle systems include the IDF, the U.S. Army, the USMC, the armed forces of numerous NATO, EU and other countries, as well as major military vehicle manufacturers such as General Dynamics Corporation (General Dynamics), BAE Systems Inc. (BAE Systems), Patria Oyj (Patria), Mowag GmbH (Mowag), Steyr GmbH (Steyr) and Iveco S.p.A. (Iveco).

We supply a range of systems for all models of the IDF’s main battle tank, the Merkava. This includes fire control and electric gun and turret drive systems, electronic and electric turret systems, day/night gunner and commander sighting systems, flat panel displays, laser warning systems, life support systems and battle management systems.

We are supplying BAE Systems with a number of systems for the U.S. Army’s Bradley A-3 fighting vehicle. We are a subcontractor to Lockheed Martin for the U.S. Army Multiple Launch Rocket System (MLRS) as well as for the U.S. Army’s and USMC’s High Mobility Artillery Rocket System (HMARS). We also are part of Lockheed Martin’s team for the upgrade of the USMC’s Light Armored Vehicle (LAV) command and control (C2) vehicle.

We are engaged in numerous land vehicle modernization programs for European customers, including the Turkish M-60 tank modernization program. We are supplying systems to Mowag for the Romanian Ministry of Defense’s Piranha III vehicle program, to Mowag for the Piranha III Belgium armored infantry vehicle program, to Patria for the Slovenian AMV 8x8 armed vehicle program, to Steyr for the Portuguese Army’s Pandur II 8x8 light wheeled armored vehicle program and to Iveco for the Brazilian Army’s medium wheeled armored personnel carrier program.

We supply a range of thermal imaging systems for the Korean KIAI, the Leopard 2/A5 and other tanks. We also supply tank gunnery training systems to the IDF and the U.S. Army. In addition, we supply ground forces trainers to other customers worldwide including the Appended Tactical Combat Trainer System, tactical battle company trainers, artillery training centers and the Conduct of Fire Trainer.

Through Kinetics, we develop a number of systems for combat vehicles of the IDF, the U.S. Army and other customers, including advanced life support systems, such as environmental and climate control and NBC protection systems, hydraulic, fuel, braking and suspension systems as well as an auxiliary power unit. Kinetics’ U.S. subsidiary is delivering environmental and climate control systems for the U.S. Army and USMC mine resistant ambush protected (MRAP) vehicles.

Through G-NIUS Unmanned Ground System Ltd. (G-NIUS), our joint venture with IAI, we are developing and supplying unmanned ground vehicles (UGVs), which perform a variety of missions in support of infantry forces’ combat operations.

C4I Systems

Overview

Our land-based C4I systems, that began years ago with the design and development of software-based building blocks, have evolved into a broad portfolio of integrated solutions linking every military echelon to real-time mission-critical information, from headquarters battle management systems, to integrated infantry combat systems to “system of systems” such as the “Digital Army Program” (see “Programs” below). Building on in-house capabilities and core technologies, we provide net-centric compatible solutions ranging from target acquisition, to battle management to communication systems. We supply our advanced land-based C4I systems as part of turn-key solutions as well as on a stand-alone basis. Our solutions cater to all types of land combatant forces and can be integrated into military vehicles.

Our land-based C4I systems are designed for real-time operational and situational awareness, assuring fighting forces constant access to command and control. As part of the “total force” concept, we provide our customers with the capabilities to deploy land forces on a networked and joint basis, maximizing power and ability to accomplish missions while minimizing the risk of friendly fire and collateral damage. Our battle-proven, interconnected systems enable modern forces to synchronize their response with speed, precision and intelligence. Our C4I systems provide comprehensive net-centric solutions for low intensity conflicts (LIC) and counter-terror activities. Our systems connect intelligence data to combat forces via C4I networks and mobile command and control posts. Our integrated infantry systems provide infantry units with C4ISR, field intelligence, urban warfare and peacekeeping capabilities. We also design and supply military information technology (IT) systems and IT and integrated information gathering systems to various governmental agencies for border control and management systems, crime prevention and other governmental applications.

Following completion of our acquisition of TadComm in 2007, we have access to the full range of radio and military communications solutions developed by TadComm over the last forty years. In July 2008, we completed the merger of TadComm’s Israeli activities into ESLC-T as well as the incorporation of TadComm’s U.S. subsidiary Talla-Com into Elbit Systems of America’s C4I Solutions Business Unit. TadComm’s radios and communications systems and products are now incorporated into our overall C4I solutions as well as sold on a stand-alone basis to other defense contractors and end users.

Over the last year we have added to our C4I technological capabilities through the acquisitions of ICI, EORD and Shiron. See above “Recent Acquisitions and Divestitures.” Today our land-based C4I radio and communications activities are conducted by ESLC-T, Elbit Systems of America, Telefunken, Shiron and certain of our other subsidiaries.

Systems Portfolio

Our C4I systems portfolio for land-based applications encompasses the entire spectrum of land forces needs including “systems of systems” linking all operational forces and assets, battle management systems for specific command echelons and infantry forces, artillery, command and control systems, day-night observation systems, enhanced tactical computers and ruggedized personal data assistants (RPDAs), power amplifiers for satellite communications (SATCOM), tactical communications systems, SATCOM systems, radios, tactical group reconnaissance systems, military IT systems, tactical battle company trainers and governmental IT systems.

Digital Army’s “Systems of Systems.” We supply “systems of systems” such as the Digital Army Program (see below “Programs”), that incorporate advanced combat concepts geared to increase net-centric operational effectiveness and connectivity throughout all land forces echelons, in all combat situations. These systems function based upon a unified operational concept, providing computerized systems down to the single soldier level to facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons. This includes TORC2H®, an integrated operational command control headquarters system, that closes the sensor to shooter loop and facilitates data collection and border patrol operations. It also includes our Tactical Intranet Geographic dissemination in Real-Time (TIGER®) system and enhanced tactical computers.

Battle Management Systems (BMS). We supply a range of battle management systems that comprise advanced electro-optical sensors, multi-functional displays, command and control software, information and dissemination systems and advanced mission computers, for enabling coordination among fighting vehicles and combat forces. These systems provide situational awareness to peace-keeping operations and maneuvering forces, including combat vehicles, engineering corps and logistic support personnel. The systems include elements such as TIGER®, data radios and tactical modem, wireless local area network (LAN) and SATCOM.

Integrated Infantry Combat Systems. We supply systems that provide real-time net-centric information to infantry forces. This includes our DOMINATOR® system that enables infantry units to send and receive real-

time data, view-up-to the-minute common operational pictures on personal displays and live video from either our external electro-optic payload advanced stabilized system (CoMPASS™) and our multi-sensor stabilized integrated system (MSIS), or body sensors, as well as transmit images and positions back to the command post. DOMINATOR® comprises elements such as a personal digital unit, tactical communication unit, eyepiece, weapon-mounted fire control system, helmet, CORAL-CR, power pack and communication system.

Artillery C4I Systems. We supply a range of systems for C4I applications among field artillery units, such as our Combat NG system, which are deployed from the platform to brigade levels, managing all aspects of artillery operations and fire control, including for theater missile defense applications.

Observation and Ground Reconnaissance Systems. We supply electro-optic-based thermal imaging, day-night observation systems and tactical reconnaissance systems for border control and ground reconnaissance.

Enhanced Tactical Computers and RPDAS. We supply ruggedized enhanced tactical computers and RPDAS that bring the versatility of advanced personal computers and data assistants to the operational battlefield. We received the Frost & Sullivan 2008 North America DoD C4ISR Product Innovation of the Year Award for our RPDA handheld computer, which enables field customization for specific missions with expansion attachments, including military or commercial GPS, interfaces to military radios and satellite data communications and other functions. Our Tacter® 31M computer system extends the same modularity and interface flexibility on a Windows-based platform.

Radio and Communications Systems and Products. Based on the TadComm product line, we supply a range of tactical radio systems, software data radio systems, multi-channel radio systems, integrated radio communications system, power HF communications systems, broadnet communications systems based on WiMAX technology, mobile net communications systems and tactical data communications systems. We also provide MAXESS® military wireless LAN systems for wide band data transmission. Our radio and communication systems portfolio includes military communications systems and products for a wide range of customers worldwide, which are used for voice, data and video (multimedia) applications in a broad range of frequencies, starting at the VLF band though HF, VHF, UHF to the C-band and further on in the mm wave band. The range of products and systems facilitate secured and ECCM immuned voice and broadband data communications, covering the communication needs of all levels of military echelons. Our military communications product line also includes short and medium-range VHF radio systems, long-range HF radio systems, multi-band VHF-UHF handheld/man-pack radios, line-of sight multi-channel radio systems, ruggedized computers/communication terminals, integrated communications systems combining wireless (radio) and wired (telephony), IP/LAN/WAN networks and situation awareness systems.

Communications Support Products and Services. Based on the Talla-Com product line, we supply a range of tactical radio power amplifiers for the AN/PRC-117F, AN/PSC-5 and Single Channel Ground and Airborne Radio Systems (SINCGARS). We also provide repair, overhaul and other services for SINCGARS technology refresh programs to extend the life of the SINCGARS.

Improved Data Modem (IDM) Technology. Our IDM technology is a core technology solution set that provides users in severe environments with a means of routing and processing data over IP-based or point-to-point networks using existing (and primarily voice-grade) radios. This includes a range of form factors with numerous operational flight protocol (OFP) software versions.

Military IT Systems. We deliver and supply military IT systems such as the Integrated Component-based Exploitation (ICE) system that provides ISR centers with an end-to-end system for the entire operational cycle of multi-sensor imagery exploitation. We also supply a multi-satellite mission planning system for planning satellite operational missions.

Government IT Systems. We supply operational IT solutions to governmental agencies for border-control, anti-money laundering and intelligence applications, including intelligence knowledge management systems.

Tactical Battle Company Training Systems. We supply trainers for commanders and staff from the company-level to battalion battle company and brigade-level operations.

Programs

We perform a broad range of C4I radio and communications programs with land-based applications. Our customers include the IDF, the U.S. Army, the USMC and ground forces and governmental agencies of a wide range of NATO and EU member nations as well as those of other countries.

In 2004, we were selected by the IMOD to be the prime contractor for the Israel Digital Army Program (DAP). Under the DAP, we are supplying the IDF with computerized systems down to the single soldier level. The systems facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons. The program calls for supply and support of all hardware and software, including command and control stations, data processing and distribution systems. It will enable force coordination at all levels, access to updated situational pictures, improved overall operational capabilities, including survivability and accuracy, and more efficient utilization of personnel and other resources. As of December 31, 2008, we had a total DAP backlog of approximately $405 million, to be performed mainly through 2014. The DAP includes a significant portion being performed under U.S. FMF funding.

Other C4I programs being performed for the IDF include the Digital Infantry Soldier program providing a battle management solution and full digital soldier suit for infantry, supply of our TORC2H® border protection command and control software and supply of the BMS for Battalion Combat Teams, supply of enhanced tactical computers, supply of a wireless LAN solution, supply of a broadnet communications system and development of the IDF’s new generation tactical radio system. We are supplying a BMS to the Royal Netherlands Army, and we supply C4I solutions to several armies around the world.

We are supplying RPDAs and Tacter® 31M products to the USMC as well as UHF SATCOM power amplifiers to DOD agencies. We supply data modems and mesh networking elements to U.S. and international customers. We also supply a range of radios and military communications systems to land forces of governments around the world. During 2008, we received contracts from South American, European and Asian customers for tactical radio systems.

Electro-Optical and Countermeasures Systems

Overview

Based on more than 70 years of experience in the electro-optic market, we design and manufacture a full range of electro-optic-based solutions for air, land, sea and space applications. We cover the complete spectrum of electro-optics based solutions with products ranging from laser and thermal imaging systems to head-up displays, through ISR systems – including payloads for space, airborne, naval and land-based missions – to ground integrated sights, electro-optic countermeasures and homeland security solutions. We are one of the few companies in the world that has engineering capability and facilities in-house in all major areas of electro-optics.

Our ISR related business activities – space cameras, airborne reconnaissance and observation & surveillance – share a broad infrastructure of technologies that provide imagery intelligence (IMINT) and long-range observation solutions for space, air, sea and land based sources. In the space area, we also maintain in-house Israel’s national space electro-optics infrastructure. In addition, we supply dedicated satellite cameras for space research and advanced multi-spectral and high resolution pan-chromatic cameras for commercial satellites.

Our electro-optic-based solutions for military fixed-wing and helicopters systems, UAS, commercial aviation systems, naval systems, land vehicle systems and homeland security systems are described elsewhere in this annual report. In 2008, we added to our electro-optics technology capability through the acquisition of Bar-Kal (see above “Recent Acquisitions and Divestitures”). Elop, Elbit Systems of America, Elsec, SCD, Opgal and certain other of our subsidiaries are engaged in electro-optics related activities.

Systems Portfolio

We supply a broad range of electro-optic and countermeasure systems.

Thermal Imaging Systems and Products. We produce a range of FLIR systems for night observation for air, land and sea platforms, including hand-held portable solutions. These FLIRs are included in our stabilized payloads and our man-portable systems. This includes, among others, the CORAL and CORAL-CR family of thermal imagers and the MARS thermal imager and target acquisition system.

Laser-Based Systems. We develop and supply a range of laser designators and laser range-finders, such as the Portable Laser Designator/Range-Finder (PDLR) for air, land and naval platforms based on solid state flash lamp or diode pumped technologies, both in the eye-safe and non-eye safe band.

Stabilized Payloads. We design and supply a number of payloads for air, land and sea-based observation, target acquisition, target engagement, training and fire control, using stabilized line of sight systems and incorporating laser range-finders or designators and thermal and TV cameras. This includes our Advanced Multi-Sensor Payload System (AMPS) and our Compact Multi-Purpose Advanced Stabilized System (CoMPASS™) family, including the DCoMPASS™ and the Mini-CoMPASS™.

Countermeasure Systems. Our electro-optic-based countermeasure systems include our Multi-Spectral Infrared Countermeasure System (MUSIC®) for installation on commercial aircraft and military helicopters and transport aircraft for detection and jamming of anti-aircraft shoulder-launched missiles.

Head-Up Displays. We supply head-up displays for a range of fixed-wing aircraft and helicopters.

ISR Systems. Our electro-optic-based ISR systems include aerial reconnaissance systems, such as the CONDOR® 2- EO/IR LOROP – visible and IR long-range oblique photography systems. These systems provide long-range day/night IMINT real-time collection from high, medium and low altitude using digital photography, transmission, processors and displays systems. We also supply the Advanced Digital Reconnaissance System (ADReS) providing round-the-clock simultaneous high resolution visible and IR mono and stereo images. Our long-range day and night surveillance systems include LORROS® (Long-Range Reconnaissance and Observation System) for border patrols and surveillance posts.

Space Cameras and Telescopes. We supply advanced panchromatic and multi-spectral cameras for high resolution, remote sensing satellites for commercial and military space IMINT, supplying high resolution ground images, and for scientific research.

Infrared Sensors. SCD develops and manufactures infrared detectors and laser diodes for electro-optical applications. Opgal develops electro-optics “engines” that combine detectors with proprietary electronics, as well as IR solutions for commercial applications.

Programs

We perform a range of programs in the electro-optics and countermeasures systems area. Our customers include the IDF, the Israel Space Agency, the USMC, the USN, armed forces of many other governments as well as major defense contractors such as Lockheed Martin.

We supply a range of hand-held thermal imaging and binocular systems for long-range observation and reconnaissance. We supply our CORAL family of thermal imaging devices to the IDF and the armed forces of Canada, Germany and other countries. In 2008, we were selected by the IDF to supply our MARS hand-held un-cooled thermal imager and target acquisition system. We are supplying the AN/PAS-22 and AN/PAS-25 long-range thermal imagers and thermal laser spot imagers to the USMC. We also are under contract with the USN for the repair and maintenance of various Night Targeting systems components for USMC AH-IW helicopters, as well as the upgrade of the AH-1W Night Targeting System to the NTSU configuration. We provide our QuadEye® panoramic night vision goggle to VSI as part of the JHMCS helmet for the USN and USAF (see above “Helmet Mounted Systems – Programs”). We have also produced and support thousands of AN/TAS-4 night sights for various customers.

We are supplying PLDRs to the German Armed Forces. We are also supplying the AN/PEQ-17 laser designator to the USMC and the Common Laser Designator Rangefinder (CLDR) to Lockheed Martin, which is used on the USMC AH-IZ Super Cobra and the USAF AC-130 Gunship aircraft. We also supply laser designators and range-finders for air and ground applications to several other customers.

In the area of stabilized payloads we supply CoMPASS™, as well as the DCoMPASS™ and Micro-CoMPASS™ for helicopters, UAS and marine platforms. See above “Military Fixed-Wing and Helicopter Systems”, “UAS” and “Naval Systems.” Our military head-up display programs as well as our aerial reconnaissance systems programs are described in “Military Fixed-Wing and Helicopter Systems” above.

Land vehicle electro-optic-based thermal imaging and laser products programs, including integrated sights, are described above under “Land Vehicle Systems.” We supply LORROS® to the IDF for long-range day and night observation. We have also supplied LORROS® to Boeing as part of the SBInet program.

In the countermeasures area we are developing MUSIC®, a laser-based countermeasure system for use on commercial passenger aircraft as well as military helicopters and transport aircraft to protect against missiles using IR seekers.

We supply a variety of high resolution cameras and telescopes for space applications. This includes cameras for the various versions of the Israel Space Agency’s Ofek satellites, satellites of other countries’ space agencies and EROS satellites operated by ImageSat International N.V. We also are developing hyper-spectral systems for the IMOD.

Homeland Security Systems

Overview. We design, manufacture and integrate a wide range of comprehensive homeland security systems and products covering diverse scenarios and applications. These include integrated land, maritime and coastal control and surveillance systems, airport and seaport security systems, border control systems, “safe city” systems, access and border registration control systems, pilot identification systems, transportation security systems, C4I homeland security applications, facility perimeter security products, electronic fences, electro-optic surveillance systems, tactical mini-UAVs and communications systems for defense, police, airport, border patrol, coast guard, critical infrastructure protection and other homeland security uses. Many of our defense related activities described elsewhere in this annual report also have homeland security applications. Our homeland security systems activities are performed by Elsec, Elbit Systems, ESLC-T, Elop, Elisra, Elbit Systems of America and certain of our other subsidiaries.

Systems Portfolio

Our homeland security systems portfolio draws upon many of the systems described above, including those under “UAS”, “C4I Systems” and “Electro-Optics and Countermeasures Systems.” We also provide a range of systems designed specifically for the homeland security market.

Border Surveillance Systems. We supply a range of systems and products for border, surveillance, including day/night laser designated observation systems, mini-UAVs, surveillance land vehicles and C4I-based systems combining some or all of the above-mentioned systems.

Safe City Systems. We are developing “safe city” crime reduction, terror detection and disaster recovery solutions combining fully integrated C4I systems with advanced electro-optics surveillance, UAVs, communication solutions and other systems to provide city-wide event detection and operations coordination, management and control to municipal security forces.

Airport Aviation Security Systems. We supply a variety of solutions to secure airports and related aviation security facilities from undesired intrusions, supporting secure airport operations while complying with the range of regulations that govern airport and aviation security. We also supply national-based access security solutions for air traffic control missions.

Seaport and Coastal Surveillance Systems. We supply comprehensive surveillance systems for monitoring maritime traffic, prevention of smuggling, illegal shipments, customs violations and illegal immigration, controlling fishing activities and coordination of search and rescue.

Perimeter Security and Intrusion Detection Systems. We supply electronic alarm fences and virtual fences, combined with electro optical pointing, verification and tracking to detect and deter attempts by intruders to breach secured facilities and critical infrastructures.

Transportation Security and Safety Systems. We provide security and safety solutions for railroad authorities, including railway security systems and anti-collision alert systems for crossing junctions.

Communications Systems. We supply MICOM HF radio communications systems for land and maritime-based security forces.

Programs

We perform a range of homeland security-related programs for national, regional and municipal security authorities, including airport, border guard and coastal control authorities. Customers for our homeland security systems include the Israeli Ministry of Transportation, the IMOD, the U.S. Department of Homeland Security and security organizations of several other governments.

We are engaged in several “smart” electronic deterrence projects for the Israeli government. We have developed and supplied the Israel Police with Israel’s Border Control Management System.

We are performing programs relating to border security projects, coastal surveillance systems and integrated airport security systems for European and other governments.

EW and SIGINT Systems

Overview. Through Elisra, we supply a range of multi-spectral self-protection suites and systems for airborne platforms including advanced EW and electronic countermeasures (ECM) systems, communications jammer solutions, missile warning systems, laser warning systems and radar warning receivers. We also furnish SIGINT systems, including ELINT, COMINT and direction finding (DF) systems, designed for air, ground and naval platforms and applications. We supply ECM systems, counter improvised explosive devices, data links, search and rescue systems and anti-tactical ballistic missile detection simulation systems.

Systems Portfolio

We supply a range of EW suites, SIGINT systems, ECMs, data links, search and rescue systems and anti-tactical ballistic missile detection simulation systems.

EW Suites. Our EW suites provide advanced self protection integrated capabilities for various types of combat aircraft, naval and ground platforms, combining defense aid suites (DAS) with ESM in a single unit. The EW suites cover multi-spectral bands and include radar warning receivers (RWR), passive IR missile warning systems, laser warning receivers, ECM systems and other measures. Various configurations of our EW suites have been installed on airborne platforms such as helicopters, transport aircraft fighter aircraft and commercial aircraft. We also supply our Situation Awareness Panoramic IR (SAPIR) system for increased mission safety.

SIGINT Systems. We develop and supply full electromagnetic spectrum, SIGINT (ELINT, COMINT and DF) systems for tactical and strategic intelligence gathering for airborne, ground and naval applications. Our SIGINT systems incorporate advanced receiving, signal processing and DF technologies, including different times of arrival (DTOA) and interferometer technologies.

Electronic Countermeasures (ECMs). We supply a range of systems for self protection and electronic attack for airborne, naval and ground platforms including SPJ (Self Protection Jammer), EJ (Escort Jammer) and COMJAM (Communication Jammer).

Counter Improvised Explosive Devices (CIED). We develop and supply a range of electronic jammer anti-bomb products, including cellular selective jammer and protection systems against IEDs, such as the Electronic Jamming Anti-Bomb (EJAB) family of products.

Data Links and Video Dissemination Systems. We develop and supply smart data link solutions for unmanned platforms, guided weapons and satellites and video dissemination for airborne (including UAS), ground and naval applications. These include the V-RAMBO video receiver and monitor that features video and a telemetry receiver the size of a PDM, the man-pack receiving system (MRS-2000) that incorporates an all-digital ruggedized transceiver for receiving and disseminating real-time UAV derived video images and telemetry data and the Active Man-pack Transceiving System (AMTS) for display of IMINT for surface platforms.

Search and Rescue Systems. We develop and supply advanced solutions for pilots and rescue teams for the combat arena as well as personal search and rescue systems for non-combat situations.

Anti-Tactical Ballistic Missile Defense Simulation Systems. We are the developer of the core of the Israel Test Bed (ITB), a real-time simulator for tactical ballistic missile defense systems.

Programs

We supply a range of EW, SIGNIT, data links and search and rescue systems to defense forces around the world for airborne, ground and sea-based applications. Customers for these systems include the IDF, the armed forces of several other governments as well as major defense contractors.

We are supplying our airborne platform self-protection suites to the IAF and several other air forces around the world. In February 2009, we were awarded a contract to supply an EW system for the Korean FA-50 jet trainer aircraft. We supply SIGINT systems for air, ground and naval platforms to the IDF and several other customers worldwide. In 2008, we were awarded a contract from a European government for an airborne surveillance system.

We supply data links for airborne platforms including UAS. We also supply airborne search and rescue systems to the IAF, the German Air Force and other customers. Our ITB tactical ballistic missile defense trainer is used by the IDF, and our Citron Tree battle management center is utilized for the IDF’s Arrow Defense Weapon system.

Various Commercial Activities

We are engaged in applications of our defense technologies to commercial applications as well as other commercial activities. Our current commercial activities, in addition to the activities described under “Commercial Aviation Systems” and elsewhere above, include medical equipment, commercial communications and mobile and wireless telephone network encryptions, microwave technologies and components and spectrum monitoring and control systems, night vision products for the automotive industry, commercial automotive fleet management products, SATCOM equipment and general manufacturing and machinery services.

We own a minority interest in three companies that are engaged in activities primarily for the commercial market. We own an approximately 16% interest in Starling Advanced Communications Ltd., an Israeli company, whose shares are traded on the TASE, and which develops products in the area of internet communications through satellite transmissions and broadband information transfer for commercial aircraft. We own an approximately 19% interest in Chip PC Ltd., an Israeli company whose shares are traded on the TASE and which is engaged in the development and manufacture of “thin client” solutions enabling server based computing technologies to replace traditional personal computers and deploy and control large numbers of work stations. We also own an approximately 14% equity interest in ImageSat International N.V., a Netherlands Antilles company involved in the operation of satellites for commercial and other applications and providing satellite imagery. Also see Item 8. Financial Information – Legal Proceedings – ImageSat.

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel (1)	U.S. (2)	Other Countries (3)
Owned	1,470,000 square feet	725,000 square feet	336,000 square feet
Leased	1,630,000 square feet	64,000 square feet	270,000 square feet

(1)	Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems, Elop, ESLC-T, Cyclone, Elsec, Elisra, Tadiran Systems, Tadiran Spectralink and/or Kinetics.

(2)	Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America in Texas, New Hampshire, Florida, Alabama, Virginia, Georgia and Kansas. Elbit Systems of America’s facilities in Texas, New Hampshire and Alabama are located on a total of approximately 130 acres of land owned by Elbit Systems of America. Does not include properties not held by Elbit Systems of America, including a total of approximately 40,000 square feet in Florida and Mississippi leased by Kinetics’ U.S. subsidiary Real-Time Laboratories, Inc. and approximately 6,000 square feet leased by our wholly-owned subsidiary Elmec Inc. in Massachusetts.

(3)	Includes offices, design and engineering facilities and manufacturing facilities in the U.K., Romania, Belgium, Germany and Brazil.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including building projects, equipment, machinery and vehicles, amounted to approximately $117 million. Each of our manufacturing facilities generally operates at or near full capacity. Accordingly, we believe that our current facilities are adequate for our operations as now conducted.

Governmental Regulation

Government Contracting Regulations. We operate under laws, regulations and administrative rules governing defense contracts, mainly in Israel and the United States. Some of these carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. In addition, our participation in governmental procurement processes in Israel, the United States and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts.

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. A license is required to initiate marketing activities. We also must receive a specific export license for any hardware eventually exported from Israel. In 2008, more than 50% of our revenue was derived from exports subject to Israeli export regulations. In 2007, an Israeli law regulating export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market) became effective. Also, in 2007, a new Defense Export Control Law was adopted, and the law’s supplemental regulations became effective in February 2008. The new law enhances enforcement of export control legislation, provides certain exemptions from license requirements and broadens certain areas of licensing, particularly with respect to transfer of technology.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense products, military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. government. Such approvals are typically in the form of an export license or a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli entities are also required to obtain such export licenses and TAAs. This applies to data required by our Israeli entities to perform work for U.S. programs. Licenses are also required for Israeli nationals assigned to work in defense-related technical areas at our U.S. affiliated companies. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. In recent years, the U.S. has implemented enhanced scrutiny of its export control regulations, and the U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Other governments’ export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers’ governments.

Approval of Israeli Defense Acquisitions

The Israeli Defense Entities Law (Protection of Defense Interests) establishes conditions for the approval of an acquisition or transfer of control of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” is to occur through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Trade and Industry Minister. Although no such orders have been issued as of the date of this annual report on Form 20-F, it is assumed that Elbit Systems and most of our Israeli subsidiaries will be designated as “defense entities” under the law. Elbit Systems and our major Israeli subsidiaries have been designated as “defense entities” under an order of the Defense Minister with respect to Israeli law governing various aspects of defense security arrangements.

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

Foreign Military Funding (FMF). Elbit Systems of America participates in United States FMF programs. These programs require countries, including Israel, receiving military aid from the United States to use the funds to purchase products containing mainly U.S. origin components. In most cases, subcontracting under FMF contracts to non-U.S. entities is not permitted. As a consequence, Elbit Systems of America generally either performs FMF contracts itself or subcontracts with U.S. suppliers. The U.S. government may authorize the IMOD to utilize a portion of the FMF budget under the United States Subcontracting Procurement (USSP) channel. In such cases, companies such as Elbit Systems or our Israeli subsidiaries, who are acting as the Israeli prime contractor to the IMOD under the New Israeli Shekel funded portion of an a IMOD program, are authorized to negotiate and enter into a subcontract directly with a U.S. supplier. However, payment of the funds under a USSP channel subcontract is administered by the IMOD Purchasing Mission to the U.S. Elbit Systems of America also participates in U.S. Foreign Military Sales (FMS) programs.

Procurement Regulations. Solicitations for procurements by governmental purchasing agencies in Israel, the United States and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process. Laws such as the U.S. Foreign Corrupt Practices Act, and corresponding legislation in Israel and other countries, prohibit providing personal benefits to government officials in connection with the procurement solicitation process.

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

Federal Drug Administration Regulations. Medical products designed and manufactured by Elbit Systems of America through KMC are subject to U.S. Federal Drug Administration (FDA) regulations.

Audit Regulations. The IMOD audits our books and records relating to its contracts with us. Our books and records and other aspects of projects related to U.S. defense contracts are subject to audit by the U.S. Defense Contract Audit Agency. Such audits review compliance with government contracting cost accounting and other applicable standards. If discrepancies are found this could result in a downward adjustment of the applicable contract’s price. Some other customers have similar rights under specific contract provisions.

Buy-Back

As part of their standard contractual requirements for defense programs, several of our customers include “buy-back” or “offset” provisions. These provisions are typically obligations to make, or to facilitate third parties to make, specified transactions in the customer’s country. For a description of these provisions, see Item 5. Operating and Financial Review and Prospects – Off-Balance Sheet Transactions.

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

Advance Payment Guarantees. In some cases where we receive advances prior to incurring contract costs or making deliveries, the customer may require guarantees against advances paid. These guarantees are issued either by financial institutions or by us. We have received substantial advances from customers under some of our contracts. Under certain circumstances, such as if a contract is canceled for default and there has been an advance or progress payment, we may be required to return payments to the customer as provided in the specific guarantee. As part of the guarantees we provide to receive progress payments or advance payments, some of our customers require us to transfer to them title in inventory acquired with such payments. See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank Guarantees.

Performance Guarantees. A number of projects require us to provide performance guarantees in an amount equal to a percentage of the contract price. In certain cases we also provide guarantees related to the performance of buy-back obligations. Some of our contracts contain clauses that impose penalties or reduce the amount payable to us if there is a delay or failure in performing in accordance with the contract or the completion of a phase of work, including in some cases during the warranty period. These types of guarantees may remain in effect for a period of time after completion of deliveries under the contract. Such guarantees are customary in defense transactions, and we provide them in the normal course of our business. See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank Guarantees.

Financial Risks Relating to Our Projects. The nature of our projects and contracts creates some potential financial risks, including risks relating to dependence on governmental budgets, fixed price contracts for development effort and production, schedule extensions beyond our control, termination for the customer’s convenience, potential for monetary penalties for late deliveries or failure to perform in accordance with the contract requirements and liability for subcontractors. In addition, we receive payments for some of our projects in currencies other than U.S. dollars. In such cases, we sometimes elect to adopt measures to reduce the risk of exchange rate fluctuations. See Item 3. Key Information – Risk Factors – General Risk Related to Our Business and Market.

Intellectual Property

Patents, Trademarks and Trade Secrets. We own hundreds of living patent families including patents and applications registered or filed in Israel, the United States, the European Patent Office and other countries. We also hold dozens of living trademark families relating to specific products. A significant part of our intellectual property assets relates to unique applications of advanced software-based technologies, development processes and production technologies. These applications are often not easily patentable, but are considered as our trade secrets and proprietary information. We take a number of measures to safeguard our intellectual property against infringement as well as to avoid infringement of other parties’ intellectual property. For risks related to our intellectual property see Item 3. Key Information – Risk Factors – General Risk Related to Our Business and Market.

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 35% of our revenues in 2008 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and title to inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the end product is purchased, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

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

We perform R&D projects to produce new systems for the IMOD and other customers. These projects give us the opportunity to develop and test emerging technologies. We developed new tools for fast prototyping for both the design and development process. This permits the operational team members to effectively specify requirements and to automatically transfer them into software code. Examples of our ongoing defense-related R&D projects include those for night operation capabilities, laser systems, display systems, helmet mounted systems, other avionics systems, aerial, land and sea-based unmanned vehicles and robotics, space based cameras, ISR systems, C4I systems, electric tank turret drive systems, unmanned turret systems, communication systems and homeland security systems. Examples of our R&D in commercial areas include projects relating to commercial aviation and commercial night vision products for automobiles. We employ thousands of software and hardware development and systems engineers engaged in advance programs for airborne, ground and naval defense, homeland security and space applications. In addition, most of our program and business line managers have engineering backgrounds. More than 50% of our total workforce is engaged in research, development and engineering.

Our customers, the OCS and other R&D granting authorities sometimes participate in our R&D funding. We also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2006, 2007 and 2008:

	2006	2007	2008
	(U.S. dollars in millions)
Total Investment	$115.6	$155.3	$217.2
Less Participation*	23.4	28.3	32.2

Net Investment	$92.2	$127.0	$185.0

Also see Item 5. Operating and Financial Review and Prospects – Summary of Operating Results – 2008 Compared to 2007 – Research and Development.

*	See above – “Government Rights in Data” and see below – “Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding.”

Manufacturing

We manufacture and assemble our systems and products at our operational facilities in Israel, the U.S., Europe and at certain of our subsidiaries in other countries. These facilities contain warehouses, electronic manufacturing areas, test equipment and final assembly and test stations. We also have mechanical workshops, fully automated surface mount technology lines and clean rooms. We have fully independent capabilities in electronic card assembly, electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply.

We manufacture commercial avionics and medical equipment in U.S. FAA and FDA registered facilities. We also manufacture and assemble composite materials, metal parts and machinery. One of our Israeli subsidiaries has a high technology semiconductor manufacturing facility where it performs electronic integration and assembly of thermal imaging detectors and laser diodes. We also manufacture and repair test equipment.

Environmental Compliance

As part of overall Company policy, we are committed to environmental, health and safety standards in all aspects of our operations. This includes all regulatory requirements as well as ISO 14001 compliance. We also conduct a number of measures on an ongoing basis to promote environmentally friendly operational practices, including measures to reduce electrical, gasoline and water consumption. There are no material environmental issues that affect the Company’s use of our facilities.

Seasonality

Although revenues may sometimes increase towards the end of a fiscal year, no material portion of the Company’s business is considered to be seasonal. The timing of revenue recognition is based on several factors. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.

Purchasing and Raw Materials

We conduct purchasing activities at most of our operational facilities. A number of purchasing and related support and logistic services are performed on a shared services basis by central service providers in the Company for various Company units and entities. We generally are not dependent on single sources of supply.

We manage our inventory according to project requirements. In some projects, specific major subcontractors are designated by the customer. Raw materials used by us are generally available from a range of suppliers internationally, and the prices of such materials are generally not subject to significant volatility.

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

We use a project management method based on Theory of Constraints (TOC) in most of our development projects. Using advanced software, work plans are continuously updated and are available to all integrated product team members. This method makes management more efficient and improves our ability to meet schedule demands of complex projects. Another TOC methodology is used to manage our manufacturing lines in Karmiel, Israel. We also use methods such as Kaizen and Lean. Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology and management tools, assists us in providing high quality and on-time implementation of projects.

Representatives of our customers generally test our products before acceptance. Branches of the IDF and other customers have authorized us to conduct acceptance testing of our products on their behalf. In addition, various of our Israeli operations units are certified for one or more of the following: Capability Maturity Model Integration (CMMI) Level 3 of the U.S. Software Engineering Institute (SEI), ISO-90003 for software, AS9100, ISO-14001, OSHAS 18001 and European Aviation Safety Agency (EASA) part 145 for maintaining civil products and part 21 for production of civil products.

Quality certifications applicable to defense products of Elbit Systems of America’s operating units include certifications for Software CMMI Level 3 of the SEI, ISO-9001:2000, AS9100 and compliance with NATO AQAP requirements. In the area of commercial aviation Elbit Systems of America operating units hold EASA certification as well as a variety of FAA certifications including FAA Part 21 approval and FAA Part 145 approved repair stations. In the medical equipment area, Elbit Systems of America is certified for ISO 13485:2003 is registered with the FDA as a GMP manufacturer and is FDA compliant with Quality Systems Regulations 21 CFR Parts 820, 803 and 806.

Service and Warranty

We instruct our customers on the proper maintenance of our systems and products. In addition, we often offer training and provide equipment to assist our customers in performing their own maintenance. When required, support may be provided by a local support team or by experts sent from our main facilities.

We generally offer a one or two-year warranty for our systems and products following delivery to, or installation by, the customer. In some cases we offer extended warranty periods. We maintain reserves for warranty obligations specifically determined for each project based on our experience and engineering estimates. These reserves are intended to cover post-delivery functionality and operating issues for which we are responsible under the applicable contract.

Marketing and Sales

We actively take the initiative in identifying the individual defense needs of our customers throughout the world. We then focus our research and development activities on systems designed to provide tailored solutions to those needs. We often provide demonstrations of prototypes and existing systems to potential customers.

We market our systems and products either as a prime contractor or as a subcontractor to various governments and defense contractors worldwide. In Israel, we sell our military systems and products mainly to the IMOD, which procures all equipment for the IDF. A number of marketing related support services are provided on a central shared services basis to various units in the Company. We are assisted in marketing our systems, products and services in other parts of the world through subsidiaries, joint ventures and representatives.

In the U.S., Elbit Systems of America leads our sales and marketing activities, from its facilities throughout the U.S., including centralized government relations support from Elbit Systems of America’s offices in the Washington, D.C. area. A number of marketing related support services are provided on a central shared services basis to various units in the Company. Elbit Systems of America operates under a Special Security Agreement that allows it and its subsidiaries to work on certain classified U.S. government programs. See above “Principal Subsidiaries – Elbit Systems of America.” Our subsidiaries in other countries typically lead the marketing activities in their home countries, often assisted by marketing and business development personnel based in Israel.

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

Competitors in the sale of some of our products to the Government of Israel include IAI and Rafael among others. From time to time we also cooperate with some of our competitors on specific projects. Outside of Israel, we compete in a number of areas with major international defense contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of NGC, Honeywell, BAE Systems, Rockwell Collins, L-3 Communications Corporation, Thales S.A., Finmeccanica S.p.A., Harris Corporation, Goodrich Corporation, AAI Corporation, FLIR Systems, Inc., Rhode and Schwartz GmbH, ITT Defense Limited and Safran Group – Sagem Defense Securite S.A. Many of these competitors have greater financial, marketing and other resources than ours. We also compete in the worldwide defense market with numerous smaller companies. In addition, we compete with a range of companies in the commercial avionics market. In certain cases we also engage in strategic cooperative activities with some of our competitors.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ combat-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customers during the last three years were the IMOD, that accounted for 24% in 2006, 21% in 2007 and 19% in 2008, and the U.S. government, that accounted for 15% of our revenues in 2006 and less than 10% of our revenues in each of 2007 and 2008.

Ethics

We conduct our business activities and develop Company policies based on a firm commitment to ethical practices. In addition to our Code of Conduct (see Item 16.B) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating ongoing training and enforcement.

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

Conditions in Israel

Political, Military and Economic Risks. Our operations in Israel are subject to several potential political, military and economic risks. See Item 3. Key Information – Risk Factors – Risks Related to Our Israeli Operations.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel also is a party to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from several countries. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Community are parties to a Free Trade Agreement that provides some advantages for Israeli exports to most European countries and requires Israel to lower its tariffs on imports from these countries over a number of years. Israel and the United States entered into an agreement to establish a Free Trade Area that eliminates tariff and some non-tariff barriers on most trade between the two countries. An agreement between Israel and the European Free Trade Association (EFTA), established a free-trade zone between Israel and the EFTA member nations.

Chief Scientist (OCS) and Investment Center Funding

The government of Israel, through the OCS and the Israel Investment Center (the Investment Center), encourages research and development projects oriented towards export products and participates in the funding of such projects as well as company investments in manufacturing infrastructures.

Our Israeli companies receiving OCS funding for development of products usually pay the Israeli government a royalty at various rates and are subject to a number of conditions. See Item 5. Operating and Financial Review and Prospects – Long-Term Arrangements and Commitments – Government Funding of Development. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates in the funding of the development effort.

The Investment Center promotes Israeli export products and increased industrialization of peripheral areas through investment in industrial infrastructure. The Investment Center either provides grants for qualified projects or provides tax benefits for qualified industrial investments by Israeli companies.

Israeli Labor Laws. Our employees in Israel are subject to Israeli labor laws. Some employees are also affected by some provisions of collective bargaining agreements between the Histadrut – General Federation of Labor in Israel and the Coordination Bureau of Economic Organizations, which includes the Industrialists’ Association. These labor laws and collective bargaining provisions mainly concern the length of the work day, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing certain employees, determination of severance pay, employment of “manpower” employees and other conditions of employment.

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

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2008, the payments to the National Insurance Institute were equal to approximately 17.7% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 66%, and the employer contributes approximately 34%.

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

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

The following discussion and analysis should be read together with our audited consolidated financial statements and notes appearing in Item 18 below.

General

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Item 18. Financial Statements – Note 2.

Our results of operations and financial condition are based on our consolidated financial statements, which are presented in conformity with United States generally accepted accounting principles (U.S. GAAP). The preparation of the consolidated financial statements requires management to select accounting policies for critical areas as well as estimates and assumptions and to make judgments that involve the accounting policies described below that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in our critical accounting policies could materially impact our operating results and financial condition.

We believe our most critical accounting policies relate to:

•	Revenue Recognition.

•	Business Combinations and Purchase Price Allocation.

•	Impairment of Goodwill and Other Long-Lived Assets.

•	Other-Than-Temporary Decline in Value of Investments in Investee Companies.

•	Useful Lives of Long-Lived Assets.

•	Income Taxes.

•	Valuation of Securities.

•	Stock-Based Compensation Expense.

Revenue Recognition

We generate revenues principally from long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a minor extent, we provide support and services for such systems and products.

Revenues from long-term contracts are recognized primarily using Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (SOP 81-1) according to which we recognize revenues on the percentage-of-completion basis.

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

We believe that the use of the percentage-of-completion method is appropriate as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, revenue is recognized when we expect to perform our contractual obligations, and our customers are expected to satisfy their obligations under the contract.

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

A number of internal and external factors affect our cost estimates, including labor rates, estimated future material prices, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating project cost and measuring progress towards completion, it is likely that materially different amounts would be reported in our consolidated financial statements.

Business Combinations and Purchase Price Allocation

We account for business combinations by using the purchase method of accounting, under which the total purchase price of the acquired companies is allocated to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research and development (IPR&D) projects based on their estimated fair values, with the excess purchase price recorded as goodwill. We use the same method to allocate the purchase price of new investments accounted for under the equity method of accounting. The amount allocated to IPR&D is charged immediately to our results of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (FIN 4). The amounts allocated to long-lived assets other than goodwill are amortized over their estimated useful lives using the straight-line method, or the accelerated method, which ever method better reflects their expected utilization pattern.

We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method used is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment and can impact our results of operations is estimating the expected useful lives of the intangible assets. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. Because we operate in industries which are extremely competitive, the value of our intangible assets, including goodwill and their respective useful lives, are exposed to future adverse changes, which can result in an impairment charge to our results of operations.

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets and identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For each of the years ended December 31, 2006, 2007 and 2008, no impairment was identified.

Goodwill represents the excess of the cost of acquired businesses over the fair values of the assets acquired and net of liabilities assumed. Goodwill is not amortized, but is instead tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

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

For each of the three years in the period ended December 31, 2008, no impairment has been identified.

Other-Than-Temporary Decline in Value of Investments in Investee

Investments in companies and a partnership that are not controlled but over which we can exercise significant influence (generally, entities in which we hold between 20% and 50% of the voting rights on the investee) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Company, are eliminated. We discontinue applying the equity method when our investment (including advances and loans) is reduced to zero and we have not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Investments in preferred shares, which are not in substance common stock, are recorded on a cost basis according to EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.”

Investments in non-marketable equity securities of entities in which we do not have control or the ability to exercise significant influence over their operation and financial policies, are recorded at cost (generally when we hold less than 20% of the voting rights).

Management evaluates investments in affiliates and other companies for evidence of other-than- temporary declines in value. When relevant factors indicate a decline in value that is other-than-temporary we recognize an impairment loss for the decline in value. We use our judgment in determining whether an other-than-temporary decline in the value of an investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all-inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. During 2008, an impairment loss of $10.5 million related to our investment in Sandel Avionics Inc. (Sandel) was recognized (see Item 18. Financial Statements – Note 6(C)). During 2007 and 2006, no impairment loss was recorded.

Useful Lives of Long-Lived Assets

Intangible assets and property, plant and equipment are amortized over their estimated useful lives. Determining the useful lives of such assets involves the use of estimates and judgments. In determining the useful lives we take into account various factors such as the expected use of the assets, effects of obsolescence, including technological developments, competition, demand, and changes in business, acquisitions and other economic factors. If we estimate changes and the useful lives of such assets increase or decrease, it will affect our results of operations. See above “Impairment of Long-Lived Assets and Goodwill” for further discussion of the effects of changes in useful lives.

Income Taxes

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

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We record a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109.”

Valuation of Securities

Our marketable securities at December 31, 2008, included investments in Auction Rate Securities (ARS). Our ARS holdings, which we obtained as a result of the acquisition of TadComm, are private placement securities with long-term nominal maturities for which the interest rates are reset through a “dutch” auction each month. Historically, the monthly auctions have provided a liquid market for these securities. Our ARS holdings represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. Some of the underlying collateral for our ARS holdings consists of sub-prime mortgages.

Although, as of December 31, 2008, the ARS continued to pay interest according to their stated terms, based on fair value indications received from other transactions in the market (in 2008), valuation models applied by the investment banks (in 2007) and an analysis of other-than-temporary impairment factors, we recorded an impairment charge of approximately $10 million in 2007 and approximately $18.7 million in 2008, reflecting the portion of ARS holdings that we concluded have an other-than-temporary decline in value, and the loss was included in financial expenses, net. There is no guarantee that our ARS will continue to pay interest in the future.

As a result of our management’s intention to dispose our ARS in the short-term, our ARS holdings (in 2008) were presented as current assets under marketable securities on our consolidated balance sheet.

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

The credit and capital markets have continued to deteriorate through the date of this annual report on Form 20-F. If uncertainties in these markets continue, these markets deteriorate further or we experience any additional ratings downgrades on any investments in our portfolio, we may incur additional impairments to our investment portfolio, which could negatively affect our financial condition, cash flow and reported earnings. See also below “Liquidity and Capital Resources – Auction Rate Securities.”

Stock-Based Compensation Expense

We apply FASB Statement No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options based on estimated fair values. Stock-based compensation expense recognized under SFAS 123(R) for 2008 and 2007 was $5.1 million and $4.8 million, respectively. For fiscal 2006, stock-based compensation expense of $195,000 had been recognized under previous accounting standards. See Item 18. Financial Statements – Notes 2(X) and 18(D) and (E) for additional information.

Under SFAS 123(R), we estimated the value of employee stock options on the date of grant using a lattice-based option valuation model. The determination of fair value of stock options awards on the date of grant is affected by several factors including our stock price, our stock price volatility, risk-free interest rate, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions in the application of SFAS 123(R) for future grants, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period.

In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. If in the future the number of equity awards that are forfeited by employees are lower than expected, the expenses recognized in such future periods will be higher.

Governmental Policies

Governmental polices and regulations applicable to defense contractors, such as cost accounting and audit, export control and procurement solicitation rules and regulations, could have a material impact on our operations. See Item 3. Risk Factors – General Risk Related to Our Business and Market and Item 4. Information on the Company – Governmental Regulation. According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 20-F an assessment, as of the end of the fiscal year, of the effectiveness of our internal controls over financial reporting. See Item 15. Controls and Procedures – Management’s Annual Report on Internal Control Over Financial Reporting.

Recent Accounting Pronouncements

See Item 18. Financial Statements – Notes 2(AB) and (AC).

Long-Term Arrangements and Commitments

Government Funding of Development. Elbit Systems and certain Israeli subsidiaries partially finance our research and development expenditures under programs sponsored by the Government of Israel Office of the Chief Scientist (OCS) for the support of research and development activities conducted in Israel. At the time the funds were received, successful development of the funded projects was not assured. In exchange for the funds, Elbit Systems and the subsidiaries agreed to pay 2% – 5% of total sales of the products developed under these programs. The obligation to pay these royalties is contingent on actual sales of the products. Elbit Systems and some of our subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of some of the technologies developed with such respective entity’s funds. See Item 4. Information on the Company – Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding.

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment as of December 31, 2008 are as follows: $32 million for 2009, $29 million for 2010, $21 million for 2011 and $21 million for 2012 and thereafter. See below “Contractual Obligations.”

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. See below – “Liquidity and Capital Resources – Financial Resources.” Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. See Item 18. Financial Statements – Notes 17(F) and (G). As of December 31, 2008, Elbit Systems and our subsidiaries, except Elisra, were in compliance with all covenants.

Elisra’s liabilities to banks, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, are secured, with first priority liens and/or floating liens on all of Elisra’s property and assets with no limitations as to amount and by negative pledges. According to the agreement with the banks, Elisra committed to comply with certain financial covenants (to be measured based on Elisra’s stand-alone financial statements), which include, among others, a minimum ratio of shareholders’ equity to total assets (as defined in the agreement), a minimum current ratio, a minimum amount of shareholders’ equity and a minimum amount of pre-tax income. In addition, certain restrictions have been imposed on Elisra regarding the provision of guarantees to third parties, creating new liens and on selling or transferring assets in material amounts. As a result of Elisra’s non-compliance with the covenants, Elisra’s long-term loans as of December 31, 2008, in the amount of $2 million (December 31, 2007 – $14.7 million), have been recorded as short-term. See Item 18. Financial Statements – Notes 17(F) and (G).

Bank Guarantees. As of December 31, 2008 and 2007, guarantees in the aggregate amount of approximately $961and $963 million, respectively, were issued by banks on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2008 and 2007, we had purchase commitments of approximately $948 and $906 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions and Divestitures During 2008

See Item 4. Information on the Company – Recent Acquisitions and Divestitures. See also, Item 18. Financial Statements – Notes 1(E) and 1(F).

Backlog of Orders

Our backlog includes firm commitments received from customers for systems, products and projects that have yet to be completed. Our policy is to include orders in our backlog only when specific conditions are met. Examples of these conditions may include, among others, program funding, and receipt of advances, letters of credit and guarantees from customers. As a result, from time to time we could have unrecorded orders in excess of the level of backlog.

We reduce backlog when revenues for a specific contract are recognized. We reduce backlog as delivery or acceptance occurs or when contract milestones or engineering progress under the long-term contracts are recognized as achieved. In some cases we reduce backlog when costs are incurred. In the unusual event of a contract cancellation, we would also be required to reduce our backlog accordingly. The method of backlog recognition used may differ depending on the particular contract. Orders in currencies other than U.S. dollars are translated periodically into U.S. dollars and recorded accordingly.

Our backlog of orders as of December 31, 2008 was $5,030 million, of which 72% was for orders outside Israel. Our backlog as of December 31, 2007 was $4,624 million, of which 70% was for orders outside Israel. Approximately 75% of our backlog as of December 31, 2008 is scheduled to be performed during 2009 and 2010. The majority of the 25% balance is scheduled to be performed in 2011 and 2012. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

Trends in the defense electronics and homeland security markets in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world, increasing the focus of defense forces on low intensity conflicts and homeland security. Also, although it remains unclear whether and to what extent the new U.S. government administration will curtail defense spending, current indications are that overall defense spending may see budget cuts in upcoming years.

In the defense electronics market, there is an increasing demand for products and systems in the areas of C4ISR and unmanned vehicles. Accordingly, while we continue to perform platform upgrades, in recent years more emphasis is being placed on C4ISR, including information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAVs, other unmanned vehicles, space and satellite based defense capabilities and homeland security systems. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends, as well as to continue to participate in the “Current Force” legacy operations of our customers.

In recent years consolidation in the defense industry has affected competition. This consolidation has decreased the number but increased the relative size and resources of our competitors. We adapt to evolving market conditions by adjusting our business strategy. Our business strategy also anticipates increased competition in defense markets due to declining defense budgets in certain countries. The recent financial developments world wide may reduce defense spending. However, we believe in our ability to compete on the basis of our systems development and technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time enhancing the industrial capabilities in certain of our customers’ countries.

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2008. Our financial statements for the year ended December 31, 2008 include the financial results of TadComm and Ferranti Technologies (Group) Limited (FTL) for the entire year. Our financial statements for the year ended December 31, 2007 included consolidation of TadComm’s financial results from May 2007 and the financial results of FTL from August 2007.

	Year ended December 31,
	2008		2007		2006
	$	%	$	%	$	%
	(in thousand of U.S. dollars except per share data)
Total revenues	$2,638,271	100.0	$1,981,761	100.0	$1,523,243	100.0
Cost of revenues	1,870,830	70.9	1,454,913	73.4	1,149,768	75.5
Restructuring expenses	—	—	10,482	0.5	—	—

Gross profit	767,441	29.1	516,366	26.1	373,475	24.5

Research and development (R&D) expenses	217,176	8.2	155,303	7.8	115,648	7.6
Less – participation	(32,192)	(1.1)	(28,308)	(1.3)	(23,416)	1.5

R&D expenses, net	184,984	7.1	126,995	6.5	92,232	6.1
Marketing and selling expenses	198,274	7.5	157,411	7.9	111,880	7.3
General and administrative expenses	134,182	5.1	107,447	5.4	77,505	5.1
Acquired IPR&D	1,000	—	16,560	0.8	—	—

	518,440	19.7	408,413	20.6	281,617	18.5

Operating income	249,001	9.4	107,953	5.5	91,858	6.0
Financial expenses, net	(36,815)	(1.3)	(19,329)	(1.0)	(21,456)	(1.4)
Other income, net	94,294	3.6	368	—	1,814	0.1

Income before taxes on income	306,480	11.7	88,992	4.5	72,216	4.7
Taxes on income	54,367	2.1	13,810	0.7	20,694	1.3

	252,113	9.6	75,182	3.8	51,522	3.4
Minority interests in losses (earnings) of subsidiaries	(62,372)	(2.4)	(13,038)	(0.6)	5,977	0.3
Equity in net earnings of affiliated companies and partnership	14,435	0.5	14,565	0.7	14,743	1.0

Net income	$204,176	7.7	$76,709	3.9	$72,242	4.7

Diluted earnings per share	$4.78		$1.81		$1.72

2008 Compared to 2007

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2008		December 31, 2007
	$ millions	%	$ millions	%
Airborne systems	634.7	24.1	596.0	30.1
Land systems	699.5	26.5	381.0	19.2
C4ISR systems	844.5	32.0	582.0	29.4
Electro-optic systems	336.7	12.7	271.3	13.7
Other (mainly non-defense engineering and production services)	122.9	4.7	151.5	7.6

Total	2,638.3	100.0	1,981.8	100.0

Our consolidated revenues increased by 33%, from $1,981.8 million in 2007 to $2,638.3 million in 2008.

The changes in revenue distribution by areas of operation in 2008 as compared with 2007 were influenced mainly due to a significant increase in our C4ISR business due to the inclusion of the results of TadComm, which was part of our C4ISR category for the full year in 2008 and only eight months in 2007, as well as a significant increase in our Land systems business primarily relating to short turn-around programs for the U.S. government.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2008		December 31, 2007
	$ millions	%	$ millions	%
Israel	474.4	18.0	408.9	20.6
United States	907.1	34.4	702.7	35.5
Europe	653.1	24.7	485.2	24.5
Other Countries	603.7	22.9	385.0	19.4

Total	2,638.3	100.0	1,981.8	100.0

The changes in revenues by geographic distribution were influenced by the consolidation of TadComm’s results with strong international content, mainly in Other Countries which resulted in a percentage increase in the Other Countries and a percentage reduction in Israel.

Cost of Revenues and Gross Profit

Cost of revenues in 2008 was $1,870.8 million (with a gross profit margin of 29.1%), as compared to $1,454.9 million (with a gross profit margin of 26.1%) in 2007. In 2007, cost of revenues included restructuring expenses of $10.5 million (which constituted 0.5% of revenues). The improved gross profit margin in 2008 was a result of increased revenues and of higher mix of programs with lower cost of revenues, mainly due to short turn around (contract to delivery) programs delivered during the period. This was coupled with a significantly lower growth in our fixed cost (i.e. depreciation and amortization (D&A)). The D&A expenses rose in 2008 by approximately 10% over that of 2007, while revenues increased by 33%, which contributed to approximately 1.2% of the gross margin improvement. Cost of revenues also includes provisions for costs, including warranties and expected losses. The provision for losses in 2008 increased by approximately $47 million, which constituted

1.8% of revenues, over 2007. The increase in the provision for losses on long-term contracts was due primarily to several fixed priced projects in which the estimated cost exceeded expected revenues. The provisions for warranty increased by approximately $18 million, as a result of increased revenues and the mix of programs.

Our gross profit represents the aggregate results of our activities and projects and is based on the mix of programs in which we are engaged during the reported period.

Research and Development (R&D)

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs.

Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal (B&P) efforts and are expensed as incurred.

Gross R&D expenses in 2008 totaled $217.2 million (8.2% of revenues), as compared with $155.3 million (7.8% of revenues) in 2007.

Net R&D expenses (after deduction of third party participation) in 2008 totaled $185.0 million (7.1% of revenues), as compared to $127 million (6.5% of revenues) in 2007.

The increased rate of R&D spending in 2008 was primarily a result of accelerated development programs, related to technology and products in all areas of our operations, as well as increased engineering activities to support marketing efforts worldwide and the inclusion of TadComm for the full year.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2008 were $198.3 million (7.5% of revenues), as compared to $157.4 million (7.9% of revenues) in 2007. The increase in 2008 is partly due to the inclusion of TadComm for a full year, as well as an increase in marketing activities in support of our global business opportunities.

General and Administration (G&A) Expenses

G&A expenses in 2008 were $134.2 million (5.1% of revenues), as compared to $107.4 million (5.4% of revenues) in 2007.

The increase in total dollar amount in G&A expenses in 2008 compared to 2007 was related mainly to the inclusion of TadComm for the full year in 2008, compared to only eight months in 2007, as well as costs related to the settlement agreement relating to the lawsuit between IS&S and Kollsman. See Item 18 Financial Statements – Note 17(C).

Operating Income

Our operating income in 2008 was $249 million (9.4% of revenues), as compared to $108 million (5.4% of revenues) in 2007. The 2007 operating income was net of the restructuring expenses and IPR&D write-off of $27 million related to the acquisition of TadComm (which constituted 1.3% of revenues). The absence in 2008 of these one-time costs and the increase in our gross margin as discussed above, led to the significant increase in our operating income.

Financial Expense (Net)

Net financing expenses in 2008 were $36.8 million, as compared to $19.3 million in 2007.

The net finance expenses include the impact of the other-than-temporary decline in the value of our ARS in the amount of $18.7 million in 2008 and $10 million in 2007 (see “Liquidity and Capital Resources – Auction Rate Securities” below). Our net financing expense in 2008 was also negatively impacted by lower gains from marketable securities and a higher amount of financial expenses from banking activities.

Other Income (Net)

Other income net in 2008 was a $94.3 million gain, which was mainly as a result of the capital gain related to the sale of Mediguide Inc. (Mediguide) shares in 2008 offset by the impairment of $10.5 million in the value of our holding in Sandel. Also included in this item is $4.1 million due to an insurance claim settlement of our subsidiary Elisra. See Item 18. Financial Statements – Notes 6(B), 6(C), 7 and 22.

Taxes on Income

Our tax rate represents a weighted average of the tax rates to which our various entities are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which our entities generating the taxable income operate.

Provision for taxes in 2008 was $54.4 million (tax rate of 17.7%), as compared to a provision for taxes of $13.8 million (tax rate of 15.5%) in 2007. The change in the effective tax rate is attributable mainly to taxes related to the sale of our holdings in Mediguide, during the fourth quarter of 2008. The 2007 provision was net of a favorable adjustment ($10 million) from prior period taxes. We continue to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $44.0 million and $25.2 million, respectively, in 2008 and 2007.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2008, we had income of $14.4 million from our share in earnings of affiliates, as compared to $14.6 million in 2007.

Net Earnings and Earnings Per Share (EPS)

Net earnings in 2008 were $204.2 million (7.7% of revenues), as compared to reported net earnings of $76.7 million (3.9% of revenues) in 2007. Diluted EPS was $4.78 in 2008, as compared to $1.81 in 2007.

The number of shares used for computation of diluted EPS in the year ended December 31, 2008 was 42,758,000 shares, as compared to 42,342,000 shares in the year ended December 31, 2007.

Net earnings in 2008 include a net of tax gain of $74.4 million related to the sale of Mediguide shares and were offset by the impairment of assets of Sandel in the amount of $10.5 million and IPR&D expense of $1 million.

Net earnings in 2007 include $24.4 million in IPR&D and restructuring net expenses (representing $0.58 per share), due to the acquisition of TadComm in April 2007.

2007 Compared to 2006

The consolidation of TadComm’s financial results starting in May 2007 impacted most of our financial parameters in 2007 as compared to 2006.

Revenues

The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2007		December 31, 2006
	$ millions	%	$ millions	%
Airborne systems	596.0	30.1	547.8	35.9
Land systems	381.0	19.2	317.7	20.9
C4ISR systems	582.0	29.4	313.5	20.6
Electro-optic systems	271.3	13.7	223.3	14.7
Other (mainly non-defense engineering and production services)	151.5	7.6	120.9	7.9

Total	1,981.8	100.0	1,523.2	100.0

Our consolidated revenues increased by 30%, from $1,523.2 million in 2006 to $1,981.8 million in 2007.

The changes in revenue distribution by areas of operation are due mainly to the inclusion of the results of TadComm in the C4ISR category, starting in the second quarter of 2007.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2007		December 31, 2006
	$ millions	%	$ millions	%
Israel	408.9	20.6	407.1	26.7
United States	702.7	35.5	609.5	40.0
Europe*	485.2	24.5	233.7	15.3
Other countries	385.0	19.4	272.9	18.0

Total	1,981.8	100.0	1,523.2	100.0

*	Includes most of the former Soviet bloc countries.

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

R&D

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

G&A Expenses

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

Financial Expenses (Net)

Net financing expenses in 2007 were $19.3 million, as compared to $21.5 million in 2006.

Net financing expenses include the impact of a write-off relating to ARS in the amount of approximately $10 million (see “Liquidity and Capital Resources” below).

Other Income (Net)

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

Company’s Share in Earnings of Affiliated Entities

In 2007, we had income of $14.6 million from our share in earnings of affiliates, as compared to $14.7 million in 2006.

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

The number of shares used for computation of diluted EPS in the year ended December 31, 2007 was 42,342,000 shares, as compared to 41,880,000 shares in the year ended December 31, 2006.

Net earnings in 2007 include $24.4 million in IPR&D and restructuring net expenses (representing $0.58 per share), due to the acquisition of TadComm in April 2007.

Conditions in Israel

For information on how our operating results may be affected by conditions in Israel see Item 3. Key Information – Risks Factors – Risks Related to Our Israeli Operations; and Item 4. Information on the Company – Conditions in Israel.

Liquidity and Capital Resources

In recent years, we have financed our operations through cash generated from operations. Generally, we invest our excess cash in instruments that are highly liquid, investment grade securities. At December 31, 2008, we had $304.5 million of cash and cash equivalents and short-term and long-term investments, as compared to $384.9 million at December 31, 2007.

Cash Flows

Our operating cash flow is affected by the cumulative cash flow generated from our various projects in the reported periods. Project cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers, as well as the timing of payments made by us in connection with the performance of the project. The receipt of payments usually relates to specific events during the project, while expenses are ongoing. As a result, our cash flow may vary from one period to another. Our policy is to invest our cash surplus mainly in interest bearing deposits, in accordance with our projected needs. Also see below “Auction Rate Securities.”

In general, subsidiaries are able to freely transfer cash dividends, loans or advances to Elbit Systems, subject to tax considerations in their applicable jurisdiction and subject to management commitment not to distribute tax exempt earnings. Such tax considerations have not had in the past, and are not anticipated to have, a material impact on our ability to meet such obligations.

2008

Our net cash flow generated from operating activities in 2008 was approximately $209.4 million, resulting mainly from net income and increases in trade and other payables, which were partially offset, mainly by an increase in inventories.

Net cash flow used in investment activities in 2008 was approximately $171.7 million, which was used mainly to purchase property, plant and equipment and make investments in short-term deposits, which were partly offset by proceeds from sale of the shares of Mediguide.

Net cash flow used in financing activities in 2008 was approximately $195.9 million, which was mainly for repayment of long-term loans and payment of dividends to our shareholders.

2007

Our net cash flow generated from operating activities in 2007 was approximately $262.7 million, resulting mainly from net income and advances received from customers, which were partially offset, mainly by an increase in inventories.

Net cash flow used in investing activities in 2007 was approximately $264.7 million, which was used mainly for the acquisition of the TadComm and FTL shares and in the purchase of property, plant and equipment.

Net cash flow from financing activities in 2007 was approximately $280.2 million, resulting mainly from long-term loans received.

2006

Our net cash flow generated from operating activities in 2006 was approximately $201 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories.

Net cash flow used in investing activities in the year ended December 31, 2006 was approximately $87 million, which was used mainly for acquisition of TadComm’s and Sandel’s shares in the second quarter of 2006 and purchase of various assets and equipment.

Net cash flow used in financing activities in 2006 was approximately $123.3 million, which was mainly for repayment of long-term loans.

Financial Resources

The financial resources available to us include profits, collection of accounts receivable, advances from customers and government of Israel and other third parties’ programs such as the OCS and development grants. In addition, we have access to bank credit lines and financing in Israel and abroad based on our capital, assets and activities.

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements such as for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2008, each of the companies subject to financial covenants, except Elisra, was in compliance with the applicable covenants. With respect to Elisra’s financial covenants as of December 31, 2008 see above “Long-Term Arrangements and Commitments – Bank Covenants.”

On December 31, 2008, we had total borrowings in the amount of $290 million, including $269.8 million in long-term loans, and $960.7 million in guarantees issued on our behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2008, we had a cash balance amounting to $204.7 million. We also have the ability to raise funds on the capital market and through expansion of our credit lines.

As of December 31, 2008, we had working capital of $290 million and a current ratio of 1.22. We believe that our working capital and cash flow from operations will be sufficient to support our current requirements and financial covenants.

We believe that our current cash balances, cash generated from operations and lines of credit and financing arrangements will provide sufficient resources to meet our operational needs for at least the next fiscal year. However, our ability to borrow funds from the banking system may be impacted by the ongoing global financial and liquidity situation. See Item 3. Risk Factors – General Risk Related to Our Business and Market.

For further information on the level and maturity of our borrowings, see Item 18. Financial Statements – Notes 11 and 14.

We believe our ability to access external capital resources should be sufficient to satisfy existing short-term and long-term commitments and plans, and also to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year.

Pensions and Other Post-Retirement Benefits

We account for pensions and other post-employment arrangements in accordance with SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Post-Retirements Plans.” Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. For our pension and other post-retirement benefit assumptions at December 31, 2008 and 2007, see Item 18 – Financial Statements – Note 15.

At December 31, 2008 our obligations were $34.9 million, net of related plan assets on pension arrangements and $10.4 million on unfunded post-retirement liabilities. The pension liabilities increased following a decline in assets and a negative impact from the drop in global capital markets.

Auction Rate Securities

As of December 31, 2008, we had approximately $31.8 million (before cumulative impairment losses of $28.7 million) of principal invested in ARS. See above – “General Critical Accounting Policies and Estimates – Valuation of Securities.”

With the liquidity issues experienced in credit and capital markets globally, the ARS have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

The estimated market value of our ARS holdings at December 31, 2008 and 2007 was $3.0 and $20.9 million, respectively, resulting in $18.7 and $10 million in unrealized losses recognized to the principal value at December 31, 2008 and 2007, respectively.

The fair value in 2007 was determined based on evaluation models applied by investment banks that have acted as our broker in certain purchases of ARS positions, which estimated the value of the ARS according to the expected discounted cash flow (DCF) for each of the ARS. The DCF calculation was based on the following parameters: the underlying securities, type of collateral, estimated duration, risk premium, insurance (if any), overall capital market liquidity conditions and comparable securities and market indexes. The principal assumptions of the model were: (1) the ARS will pay interest on time and (2) the ARS will have an average term (estimated duration to reach full liquidity) of five years.

In addition, we had discussions with individuals with applicable expertise within the investment banks, and following a review of the relevant above-mentioned parameters and assumptions, we concluded in 2007 that the value of each of the ARS derived from the investment banks’ models can be used as an estimate of its fair value.

As a result of the failed auctions, in recent periods our ARS are illiquid until there is a successful auction for them. Accordingly, the entire amount of such remaining ARS was reclassified in 2007 from current to non-current assets on the Company’s balance sheet.

During 2008, as a result of our management’s intention to realize our ARS in the short-term, observable prices in non-active markets were obtained and an other-than-temporary loss was recorded. The ARS were classified as short-term marketable securities.

Material Commitments for Capital Expenditures

We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2009 and the subsequent fiscal year. See above “Financial Resources.” Our specific material commitments for capital expenditures (which include mainly the purchase of equipment, vehicles and buildings) as of December 31, 2008 were approximately $15 million, which we plan to pay using cash from operations. See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 9.

Impact of Inflation and Exchange Rates

Functional Currency

Our reporting currency is the U.S. dollar, which is also the functional currency for most of our consolidated operations. A majority of our sales are made outside of Israel in non-Israeli currency, mainly U.S. dollars, as well as a majority of our purchases of materials and components. A significant portion of our expenses, mainly labor costs, are in NIS. Some of our subsidiaries have functional currencies in Euro, GBP and other currencies. Transactions and balances originally denominated in U.S. dollars are presented in their original amounts. Transactions and balances in currencies other than the U.S. dollar are remeasured in U.S. dollars according to the principles set forth in Statement No. 52 of the Financial Accounting Standards Board. Exchange gains and losses arising from remeasurement are reflected in financial expenses, net, in the consolidated statements of income.

Market Risks and Variable Interest Rates

Market risks relating to our operations result mainly from changes in interest rates and exchange rates. We use financial instruments to limit exposure to changes in exchange rates in certain cases. We also typically enter into forward contracts in connection with transactions where the contract has been signed and that are denominated in currencies other than U.S. dollars or NIS. We also enter from time to time into forward contracts and other hedging instruments related to NIS based on market conditions.

We use financial instruments and derivatives in order to limit our exposure to risks arising from changes in exchange rates. The use of such instruments does not expose us to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). Our policy in utilizing these financial instruments is to protect the dollar value of our cash and cash equivalent assets rather than to serve as a source of income.

On December 31, 2008, our liquid assets were comprised of bank deposits, and short and long-term loans. Our deposits and loans are based on variable interest rates, and their value as of December 31, 2008 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. With respect to our exposure to ARS, see set forth above “Auction Rate Securities.” See also Item 11. Quantitative and Qualitative Disclosure of Market Risk.

NIS/U.S. Dollar Exchange Rates

We attempt to manage our financial activities in order to reduce material financial losses in U.S. dollar resulting from the impact of inflation and exchange rate fluctuations on our non-U.S. dollar assets and liabilities. Our income and expenses in Israeli currency are translated into U.S. dollars at the prevailing exchange rates as of the date of the transaction. Consequently, we are affected by changes in the NIS/U.S. dollar exchange rates. On December 31, 2007 and 2008, we had exposure due to NIS denominated liabilities of approximately $144.7 million and $53.9 million, respectively, in excess of NIS denominated assets. These liabilities mostly represent provisions for wages and trade payables. We entered into other derivative instruments to limit our exposure to exchange rate fluctuations, related mainly to payroll expenses incurred in NIS. See Item 11. Quantitative and Qualitative Disclosure of Market Risks. The amount of our exposure to the changes in the NIS/U.S. dollar exchange rate may vary from time to time. See Item 3 – Key Information – Risk Factors – Risks Relating to Our Israeli Operations.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2006, the inflation rate was approximately negative 0.1% and the devaluation rate was negative 8.2% (representing a strengthening of the NIS against the U.S. dollar). In 2007, the inflation rate was approximately 3.4% and the devaluation rate was negative 9%. In 2008, the inflation rate was approximately 3.8% and the devaluation rate was 1%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

Foreign Currency, Derivatives and Hedging

While our functional currency is the U.S. dollar, we also have some non-U.S. dollar or non-U.S. dollar linked exposure to currencies other than NIS. These are mainly non-U.S. dollar customer debts, payments to suppliers and subcontractors, obligations in other currencies, assets or undertakings. Some subcontractors are paid in local currency under prime contracts where we are paid in U.S. dollars. The exposure on these transactions has not been in amounts that are material to us. However, when we view it necessary, we seek to minimize our foreign currency exposure, by entering into hedging arrangements, obtaining periodic payments upon the completion of milestones, obtaining guarantees and security from customers and sharing currency risks with subcontractors.

Most of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2008 by forward contracts. On December 31, 2008, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies. On December 31, 2008, we had forward contracts for the sale and purchase of such foreign currencies totaling approximately $229.4 million ($133.3 million in Euros, $85.3 million in GBP and the balance of $10.9 million in other currencies). As of December 31, 2008, an unrealized net gain of approximately $19.3 million was included in accumulated other comprehensive income. As of December 31, 2008, all of the forward contracts are expected to mature during the years 2009 – 2014.

We also use forward exchange contracts and options strategies in order to limit our exposure to exchange rate fluctuation associated with payroll expenses, mainly incurred in NIS. These include forward contracts with notional amount of $196.8 million in NIS maturing in 2009. They also include a total of $136.6 million in NIS – put and call options, with all of the options having maturities of 12 months or less. See also Item 11. Quantitative and Qualitative Disclosure of Market Risks.

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2008 and is presented in millions of U.S. dollar equivalent terms:

Forward	Notional Amount*	Unrealized Gain (Loss)
Buy US$ and Sell:
Euro	121.0	0.7
GBP	83.3	18.7
Other various currencies	9.3	(0.1)

Forward	Notional Amount	Realized Gain (Loss)
Sell US$ and Buy:
Euro	12.2	—
GBP	2.0	—
NIS	196.8	0.5
Other various currencies	1.5	—

Options	Notional Amount	Realized Gain (Loss)
Buy US$ and Sell:
NIS	68.3	0.6
Sell US$ and Buy:
NIS	68.3	(2.6)

*	Notional amount information is based on the foreign exchange rate at year end.

Contractual Obligations

	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(U.S. dollars in millions)
1. Long-Term Debt Obligations	9	269	1	—
2. Operating Lease Obligations*	32	50	21	—
3. Purchase Obligations*	709	185	40	14
4. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP**	—	—	—	—
5. Other Long-Term Liabilities***

Total	750	504	62	14

*	For further description of the Purchase Obligations see above “Long-Term Arrangements and Commitments – Purchase Commitments” and See Item 18. Financial Statements – Note 17(H).
**	The obligation amount does not include an amount of $332.2 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2(P) and 15. The obligation amount also does not include an amount of $27.8 million of tax reserve related to FIN 48. See Item 18. Financial Statements – Note 16.
***	See below “Off Balance Sheet Transactions.”

Off-Balance Sheet Transactions

Buy-Back

In connection with projects in certain countries, Elbit Systems and some of our subsidiaries have entered and may enter in the future into “buy-back” or “offset” agreements, required by a number of our customers as a condition to our obtaining orders for our products and services. These agreements are customary in our industry and are designed to facilitate economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country.

These commitments may be satisfied by our placement of direct work or vendor orders for supplies and/or services, transfer of technology, investments or other forms of assistance in the applicable country. The buy-back rules and regulations, as well as the underlying contracts, may differ from one country to another. The ability to fulfill the buy-back obligations may depend, among other things, on the availability of local suppliers with sufficient capability to meet our requirements and which are competitive in cost, quality and schedule. In certain cases, our commitments may also be satisfied through transactions conducted by other parties.

We do not commit to buy-back agreements until orders for our products or services are definitive, but in some cases the orders for our products or services may become effective only after our corresponding buy-back commitments enter into effect. Buy-back programs generally extend at least over the relevant commercial contract period and may provide for penalties in the event we fail to perform in accordance with buy-back requirements. In some cases we provide guarantees in connection with the performance of our buy-back obligations.

Should we be unable to meet such obligations we may be subject to contractual penalties, and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. See Item 3. Risk Factors – General Risk Related to Our Business and Market.

At December 31, 2008, we had outstanding buy-back obligations totaling approximately $911 million that extend through 2017.

Item 6.	Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors

Our directors as of February 28, 2009 are as follows:

Name	Age	Director Since
Michael Federmann (Chairman)	65	2000
Moshe Arad	74	2005
Avraham Asheri	71	2000
Rina Baum	63	2001
David Federmann	34	2007
Yaacov Lifshitz (External Director)	64	2003
Yigal Ne’eman	68	2004
Dov Ninveh	61	2000
Nathan Sharony (External Director)	74	2002

The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2009. The term of office for Yaacov Lifshitz as an External Director expires in August 2009, and the term of office for Nathan Sharony as an External Director expires on the earlier of March 23, 2011 or the date of the annual general meeting of shareholders to be held in 2010.

Michael Federmann. Michael Federmann has served as Chairman of the Board of Directors since 2000. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as Chairman and CEO of Federmann Enterprises Ltd. (FEL). Currently, he also serves as Chairman of the Board of Directors of Dan Hotels Corp. Ltd. (Dan Hotels). Mr. Federmann is Deputy Chairman of the Board of Governors of the Hebrew University in Jerusalem (the Hebrew University) and a member of the Board of Governors and the Executive Council of the Weizmann Institute of Science. He serves as the President of the Israel-Germany Chamber of Industry and Commerce. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University.

Moshe Arad. Moshe Arad served as Vice President for External Relations of the Hebrew University from 1994 to 2004. He currently serves on the Board of Directors of Discount Investment Corporation Ltd. From 1994 to 1999, he was a member of the Board of Directors of Elbit Ltd. During 1992 and 1993, Mr. Arad served as Director General of the Israel Ministry of Communications. From 1990 to 1992, he was a member of the Tel-Aviv law firm of Herzog, Fox, Ne’eman. Mr. Arad served as Israel’s Ambassador to the United States from 1987 to 1990 and as Israel’s Ambassador to Mexico from 1983 to 1987. Ambassador Arad holds a bachelor’s degree in political science and international relations and a L.L.B. degree from the Hebrew University. Mr. Arad serves on the Audit Committee and the Compensation Committee of the Company’s Board of Directors.

Avraham Asheri. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the Boards of Directors of Elron Electronic Industries Ltd., Discount Mortgage Bank Ltd., Koor Industries Ltd., Mikronet Ltd. and Africa Israel Investment Ltd. Mr. Asheri was President and Chief Executive Officer of Israel Discount Bank from 1991 until 1998, and Executive Vice President and member of its management committee from 1983 until 1991. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as Director General of the Israel Ministry of Industry and Trade, Managing Director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor’s degree in economics and political science from the Hebrew University. Mr. Asheri serves as the Chairman of the Compensation Committee and as a member of the Audit Committee and the Corporate Governance and Nominating Committee of the Company’s Board of Directors.

Rina Baum. Rina Baum is Vice President for Investments of FEL, and since 1986 has served as Director and General Manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels, Etanit Building Products Ltd. and Incotec Ltd., as well as in other managerial positions within the Federmann Group. She also serves as a director in Harel-PIA Mutual Funds Management Company Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.

David Federmann. David Federmann has served in various management capacities in FEL since 2000 and since 2002 as Business Development Manager of Freiberger Compound Materials GmbH in Freiberg, Germany. He serves on the Boards of Directors of Dan Hotels Corp. Ltd. and BGN Technologies (the Technology Transfer Company of Ben-Gurion University). David Federmann is the son of Michael Federmann, Chairman of the Company’s Board of Directors. Mr. Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Yaacov Lifshitz (External Director). Yaacov Lifshitz serves as a director of several companies and as a lecturer in the fields of economics, public policy and management. He currently is a lecturer at the Department of Economics and the Department of Public Policy and Management of Ben-Gurion University. He also currently serves on the Boards of Directors of Kali – Insurance Agencies Ltd. and Union Bank of Israel. During the period from 1994 to 2002, Mr. Lifshitz served at various times as the Chairman of the Boards of Directors of Hamashbir Lazarchan Israel Ltd., Israel Military Industries Ltd., Spectronix Ltd., Dor Chemicals Ltd., Dor Energy Ltd., DorGas Ltd. and the Israeli Foreign Trade Risk Insurance Corp. Ltd. He also served from 1995 to 2002 as the Chairman of the Executive Board of the Israel Management Center. Prior to that he held various senior positions in the Israeli government, banking and industry, including Director General of the Israel Ministry of Finance, Chief Economic Advisor to the Israel Ministry of Defense, Senior Vice President and Chief Credit Officer of Israel Discount Bank and President and CEO of Electra (Israel) Ltd. Mr. Lifshitz holds a bachelor’s degree in economics and political science and a master’s degree in economics from the Hebrew University. Mr. Lifshitz is a member of the Audit Committee and the Compensation Committee of the Company’s Board of Directors. Mr. Lifshitz has also been designated by the Company’s Board of Directors as the “Audit Committee Financial Expert” under applicable U.S. rules and regulations.

Yigal Ne’eman. Yigal Ne’eman has served as the Chairman and President of the Israel College since 1994. From 1989 to 1993, he served as Chairman and as a shareholder of several industrial, commercial and service companies. Mr. Ne’eman served as the President and CEO of Tadiran Ltd. (Tadiran) from 1981 to 1989. During that period he served as Chairman of the Boards of Directors of Elisra and Elop. Prior to that he held a number of management positions in the control and finance departments of Tadiran. Mr. Ne’eman completed his accounting studies at the Hebrew University and is a Certified Public Accountant. Mr. Ne’eman serves as a member of the Audit Committee and the Corporate Governance and Nominating Committee of the Company’s Board of Directors.

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

Nathan Sharony (External Director). Nathan Sharony has served as a director for several companies since 1997. He currently serves as Chairman of the Board of Tritec 21 Industries Ltd. and as a director for Bituach Yashir Ltd., an insurance company, Union Bank, Genoa Technologies Ltd., H-Tachof Ltd. and Israel Bonds International Inc. From 1997 to 1999, he served as Chairman of Technorov Holdings (1993) Ltd. From 1994 to 1997, he was Chief Executive Officer of Israel Bonds, a U.S. brokerage. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli government Economic Mission to the U.S., President and Chief Executive Officer of Elop and Vice President for Logistics of Tadiran. In 1982, Mr. Sharony completed 30 years of service in the Israel Defense Forces, retiring with the rank of Major General. Mr. Sharony participated in the Field Artillery Battery Officers Course in Fort Sill, Oklahoma. Mr. Sharony serves as Chairman of the Audit Committee and Chairman of the Corporate Governance and Nominating Committee of the Company’s Board of Directors.

Executive Officers

Our executive officers as of February 28, 2009 are as follows:

Name	Age	Position
Joseph Ackerman	59	President and Chief Executive Officer
David Block Temin	53	Executive Vice President – Chief Legal Officer and Chief Compliance Officer
Guy Brill	57	Executive Vice President and Co-General Manager – Technologies and Operations Division
Itzhak Dvir	61	Executive Vice President and Chief Operating Officer
Jacob Gadot	61	Executive Vice President – Mergers and Acquisitions
Ran Galli	60	Executive Vice President – Strategic Initiatives
Joseph Gaspar	60	Executive Vice President and Chief Financial Officer
Zeev Gofer	56	Executive Vice President – Business Development and Marketing
Dalia Gonen	56	Executive Vice President – Human Resources
Ran Hellerstein	58	Executive Vice President and Co-General Manager – Aerospace Division
Raanan Horowitz	48	President and Chief Executive Officer – Elbit Systems of America
Haim Kellerman	55	Executive Vice President and General Manager – UAS Division
Bezhalel Machlis	45	Executive Vice President and General Manager – Land and C4I – Tadiran Division
Ilan Pacholder	54	Executive Vice President – Offset, Industrial Cooperation and Financing
Marco Rosenthal	61	Executive Vice President and Co-General Manager – Technologies and Operations Division
Haim Rousso	62	Executive Vice President and General Manager – Electro-Optics Elop Division
Gideon Sheffer	60	Executive Vice President – Strategic Planning
Yoram Shmuely	48	Executive Vice President and Co-General Manager – Aerospace Division

Joseph Ackerman. Joseph Ackerman was appointed as President and Chief Executive Officer in 1996. From 1996 to 2004, he served as a member of our board of directors. From 1994 to 1996, he served as Senior Vice President and General Manager of Elbit Ltd.’s Defense Systems Division (EDS). Mr. Ackerman joined Elbit Ltd. in 1982 and held various management positions, including General Manager – EFW, Senior Vice President – Operations Company, Vice President – Operations and Vice President – Advanced Battlefield Systems. He serves as Chairman or as a director on the boards of many of our affiliated companies. Mr. Ackerman holds a bachelor of science degree in aeronautical engineering from the Technion.

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

Itzhak Dvir. Itzhak Dvir was appointed as an Executive Vice President in April 2008 and has served as Chief Operating Officer since 2004. He was appointed as a Corporate Vice President in 2000. Mr. Dvir served as General Manager – UAV, Tactical and Security Systems from 2003 until 2004. From 2000 through 2002, he was General Manager – C4I and Battlefield Systems. From 1996 until 2000, he was Vice President and Division Manager – UAV and C3 Division. Mr. Dvir joined Elbit Ltd. in 1989 and held various management positions, including Vice President – UAV Division, Vice President – Advance Battlefield Systems Division and Marketing Director – Battlefield Systems Division. Prior to that he served as a career officer in the IAF, retiring with the rank of Colonel. Mr. Dvir holds a bachelor of science degree in aeronautical engineering from the Technion and a master of science degree in aeronautical engineering from the U.S. Air Force Institute of Technology at Wright Patterson Air Force Base.

Jacob Gadot. Jacob Gadot was appointed as Executive Vice President – Mergers and Acquisitions in April 2008, after serving as Corporate Vice President – Mergers and Acquisitions since 2000. He also served as Chief Technology Officer from 2001 until 2005. Mr. Gadot held the position of Vice President – Mergers and Acquisitions from 1998 to 2000 and Vice President – Business Development from 1996 to 1998. Mr. Gadot joined Elbit Ltd. in 1983 and held various positions in EDS, including Vice President – International Marketing and head of the Airborne Division. Prior to that, he worked for Motorola Israel, after serving for ten years as an officer in the IAF. Mr. Gadot holds a bachelor of science degree in electrical engineering from the Technion.

Ran Galli. Ran Galli was appointed as Executive Vice President – Strategic Initiatives in April 2008 after serving as Corporate Vice President – Strategic Initiatives since 2005. He served as Corporate Vice President – Major Campaigns from 2003 until 2005. From 1999 until 2003 he served as Corporate Vice President – Business Development and Marketing. Mr. Galli joined Elbit Systems in 1997 as Vice President – Business Development. Prior to that, he served as Corporate Vice President – Business Development and Marketing at Rafael, which he joined in 1990, after retiring from the IAF with the rank of Colonel. In the IAF he served as head of Research and Development, following numerous aircraft program management positions. Mr. Galli holds bachelor and master of science degrees in aeronautical engineering from the Technion.

Joseph Gaspar. Joseph Gaspar was appointed as an Executive Vice President in April 2008 and as Chief Financial Officer in 2001. He was appointed as a Corporate Vice President in 2000 and served as Corporate Vice President – Strategy, Technology and Subsidiaries from 2000 until 2001. From 1996 until 2000, he held the position of Corporate Vice President, Marketing and Business Development of Elop. Mr. Gaspar joined Elop in 1975 and held several management positions, including Vice President and General Manager of Elop’s Optronics Product Division and co-manager of an Elop subsidiary in the United States. He serves on the Board of Directors of Starling Advanced Communications Ltd. (Starling). Mr. Gaspar holds a bachelor of science degree from the Technion in electronic engineering with advanced studies in digital signal processing and communication.

Zeev Gofer. Zeev Gofer was appointed as Executive Vice President – Business Development and Marketing in April 2008 after serving as Corporate Vice President – Business Development and Marketing since 2003. He previously served as Corporate Vice President and as Co-General Manager – Aircraft and Helicopter Upgrades and Systems from 2000 until 2003. From 1999 until 2000, he was Vice President – Aircraft Upgrades and

Airborne Systems Division, having served as Division Manager since 1996. He joined Elbit Ltd. in 1982 and held various management positions, including Director of EDS’ Aircraft Upgrade Division, director of a major aircraft upgrade program, director of avionics system engineering and technical manager of the Lavi aircraft avionics program. He serves on the Board of Directors of Starling. Mr. Gofer holds bachelor and master of science degrees in electronic engineering from the Technion and a master of science of management degree from the Polytechnic University of New York.

Dalia Gonen. Dalia Gonen was appointed as Executive Vice President – Human Resources in April 2008 after having been appointed as Corporate Vice President – Human Resources in January 2008. She served as Vice President – Human Resources from 2000 until 2007. She became Director of Human Resources in 1996. Ms. Gonen joined Elbit Ltd. in 1971 and held various positions in the Human Resources Department. Ms. Gonen holds a bachelor of arts degree in sociology from Haifa University and a master of science of management degree from the Polytechnic University of New York.

Ran Hellerstein. Ran Hellerstein was appointed as Executive Vice President and Co-General Manager – Aerospace Division in April 2008 after serving as Corporate Vice President and Co-General Manager – Aircraft and Helmet Systems since 2003. Mr. Hellerstein served as Corporate Vice President and Co-General Manager – Aircraft and Helicopter Upgrades and Systems from 2000 until 2003. From 1996 until 2000, he served as Vice President – Development and Engineering Division, having served as Division Manager since 1993. Mr. Hellerstein joined Elbit Ltd. in 1978 and served in various management positions, including Manager of EDS’ Engineering Division, department manager, technical manager and systems engineer. Mr. Hellerstein holds bachelor and master of science degrees in electrical engineering from the Technion.

Raanan Horowitz. Raanan Horowitz was appointed President and Chief Executive Officer of Elbit Systems of America in 2007. He served as Executive Vice President and General Manager of EFW from 2001 until his current appointment. From 1991 until 2001, Mr. Horowitz held various management positions with EFW and other U.S. subsidiaries of the Company. From 1989 to 1991, he served as a senior program manager for Elbit Ltd. Mr. Horowitz serves as a consultant on the U.S. Army Science Board and is a member of the national board of directors of the Leukemia and Lymphoma Society. Mr. Horowitz holds a MBA from the Seidman School of Business of Grand Valley State University in Allendale, Michigan. He also holds a master of science degree in electrical engineering and a bachelor of science degree in mechanical engineering from Tel-Aviv University.

Haim Kellerman. Haim Kellerman was appointed as Executive Vice President and General Manager – UAS Division in April 2008 after serving as Corporate Vice President and General Manager – UAV Systems since 2004. From 2002 until his current appointment, Mr. Kellerman was Vice President – UAV Programs. Prior to that he held various senior program management positions relating to UAV, C4I and airborne programs. He joined Elbit Ltd. in 1978. Mr. Kellerman holds a bachelor of science degree in computer science from the Technion.

Bezhalel Machlis. Bezhalel Machlis was appointed as Executive Vice President and General Manager – Land and C4I – Tadiran Division in April 2008 after serving as Corporate Vice President and General Manager – Land Systems and C4I since 2004. In 2003, he served as Corporate Vice President and General Manager – Ground C4I and Battlefield Systems. From 2000 until 2002, he served as Vice President – Battlefield and Information Systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of Colonel (reserves). He serves on the Board of Directors of ChipPC Ltd. Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and a MBA from Tel-Aviv University.

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

Marco Rosenthal. Marco Rosenthal was appointed as Executive Vice President and Co-General Manager – Technologies and Operations Division in April 2008, after serving as Corporate Vice President and Co-General Manager – Technologies and Operations Division since 2005. He served as Corporate Vice President – Manufacturing and Purchasing from 2001 until 2005, having served from 1999 – 2001 as Vice President – Operations and General Manager of the Karmiel facility. From 1996 to 1999, he served as Vice President – Material. Mr. Rosenthal joined Elbit Ltd. in 1975 and held various management positions, including Vice President – Material of EDS and Director of the Sales Department. Mr. Rosenthal holds a degree in technical engineering from the Technion and a degree in business management from Haifa University.

Haim Rousso. Haim Rousso was appointed as Executive Vice President and General Manager – Electro-Optics Elop Division in April 2008 after serving as Corporate Vice President and General Manager of Elop since 2000. Prior to that, Mr. Rousso held the position of Corporate Vice President of and General Manager of Elop. He has held various managerial positions in Elop since 1972. Mr. Rousso holds bachelor and master of science degrees in electrical engineering from the Technion.

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

Yoram Shmuely. Yoram Shmuely was appointed as Executive Vice President and Co-General Manager – Aerospace Division in April 2008 after serving as Corporate Vice President and Co-General Manager – Airborne and Helmet Systems since 2003. He served as Corporate Vice President and General Manager – Helmet Mounted Systems from 2000 until 2003. From 1998 until 2000, he was Vice President – Helmet Mounted Systems Division. From its founding in 1996 until 1998, he served as President of VSI. Mr. Shmuely joined Elbit Ltd. in 1990 and served as director of Elbit Ltd.’s Helmet Mounted Display business. He served as a fighter aircraft pilot in the IAF. Mr. Shmuely holds a bachelor of science degree in electronic engineering from the Technion.

Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to all of our directors and officers as a group for the fiscal year ended December 31, 2008:

	Salaries, Directors’ Fees Commissions and Bonuses		Pension, Retirement and Similar Benefits
All directors (consisting of 9 persons)	$266,475	(*)	$—
All officers (consisting of 18 persons)	$8,776,433		$1,235,262

(*)

Elbit Systems’ shareholders at the annual general shareholders meeting held in 2004 approved payment to directors thereafter in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity. These rates were linked to the Israeli consumer price index and were so updated and paid by Elbit Systems through March 2008. At an extraordinary general shareholders meeting held in March 2008, our shareholders approved increasing compensation, effective April 1, 2008, to our External Directors, who have additional duties under applicable foreign law, and to other directors meeting the director independence criteria of the Nasdaq Stock Market. The increased compensation was consistent with amendments to Israeli law regarding compensation to External Directors who serve on the boards of “dual listed” companies, such as Elbit Systems. As a result, External Directors and other such “independent” directors are entitled to an annual fee of NIS 100,000 equal to approximately $24,030 and a per meeting fee of 2,200 NIS, equal to approximately $530. The other directors are paid the following compensation: an annual fee of NIS 50,198 equal to approximately $12,060 and a per meeting fee of NIS 1,948 equal to approximately $470, which reflect the fees levels previously approved at the 2004 annual general shareholders meeting and linked to the Israeli consumer price index. We currently intend to maintain such compensation rates to such directors. Compensation payments to directors are made either directly to the director or to his or her employing company.

Board Practices

Appointment and Termination of Directors

Directors on our board of directors (Board) are recommended for appointment or election by the Board’s Corporate Governance and Nominating Committee. See below “Corporate Governance and Nominating Committee.”

The current External Directors on our Board of directors were each appointed to three-year terms at a general meeting of shareholders, with Mr. Lifshitz’s term expiring in August 2009 and Mr. Sharony’s term expiring on the earlier of March 23, 2011 or the annual general meeting of shareholders to be held in 2010. The other seven current directors were appointed at the annual general meeting of shareholders held in September 2008.

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

Audit Committee. Nathan Sharony (Chairman), Moshe Arad, Avraham Asheri, Yaacov Lifshitz and Yigal Ne’eman are members of the Audit Committee. The Audit Committee operates in accordance with an Audit Committee Charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. All of the members of the Audit Committee have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. The Audit Committee meets from time to time in executive sessions and also conducts annual assessments of the sufficiency of its Charter and of the Committee’s compliance with its obligations. See Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions – Internal Auditor and Audit Committee; Item 16A. Audit Committee – Financial Expert and Item 16D. Exemptions from Listing Standards for Audit Committees.

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

Corporate Governance and Nominating Committee. Nathan Sharony (Chairman), Avraham Asheri and Yigal Ne’eman are members of the Board’s Corporate Governance and Nominating Committee. This Committee operates in accordance with a Corporate Governance and Nominating Committee Charter that specifies its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The role of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its responsibilities with respect to the qualification of candidates to become Board members and to monitor compliance with corporate governance requirements applicable to Board members. All of the members of the Corporate Governance and Nominating Committee have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. A nominee to our Board must have such experience in business or financial matters as would make such nominee an asset to the Board. In recommending director candidates, our Corporate Governance and Nominating Committee takes into consideration such factors as it deems appropriate based on our current needs. These factors may include: professional and person ethics and integrity; business, professional and industry knowledge, sophistication and contacts; the ability to make informed and independent judgments on a wide range of issues; relevant skills and experience demonstrated through business, professional, charitable or civic affairs; and the candidate’s ability to devote the required time and effort to serve on our Board. See Item 16.G. Corporate Governance.

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2008, 2007 and 2006 were as follows:

	Total Employees	U.S. Employees
2008	10,876	1,826
2007	10,072	1,749
2006	8,030	1,357

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, Elop, ESLC-T, Cyclone, Elisra, Tadiran Systems and Tadiran Spectralink are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 2,090 employees in Israel are covered by such agreements that extend for various periods up to 2012. Approximately 190 of the employees at Elbit Systems of America’s Forth Worth operations are covered by a collective bargaining agreement in effect until 2011.

Share Ownership

Elbit Systems’ Stock Option Plans

2007 Employee Stock Option Plan

In 2007, our shareholders approved the 2007 Option Plan (the Plan). The purpose of the Plan is to provide an incentive to applicable employees of Elbit Systems and certain of our subsidiaries, who are expected to contribute to the Company’s future growth and success and to strengthen the alignment of the option recipients’ interests with those of the Company and our shareholders.

The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options – up to an aggregate of 1,250,000 options exercisable into 1,250,000 of our ordinary shares in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (Regular Options) and (ii) Cashless Options – up to an aggregate of 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (Cashless Options). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of our shares during 30 trading days preceding the options’ grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the day the options are granted. Generally, the options expire five years from the grant date.

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

During 2007, we granted to approximately 200 employees an aggregate total of 2,381,300 options under the Plan. The average exercise price of the options was $33.27. During 2008, we granted an additional 135,800 options to approximately 35 employees, at an average exercise price of $56.15. The options are exercisable for five years from the Commencement Date. The compensation expenses related to the options granted during 2007 were approximately $19.2 million, of which $4.6 million was recorded in 2007 and the balance to be recognized over a period of three years. The compensation expenses related to the options granted in 2008 was not material. As part of the overall grant in the first quarter of 2007, our President, Joseph Ackerman, was granted 95,000 options under the Plan at an exercise price of $33.20 per share. No directors were granted options under the Plan, but officers other than Mr. Ackerman were granted under the Plan an aggregate of 706,980 options in 2007, at an average exercise price of $33.34 and an aggregate of 7,000 options in 2008, at an average exercise price of $53.60.

For a full description of the Plan see the exhibit to the Proxy Statement filed with the Securities and Exchange Commission (SEC) on Form 6-K on December 7, 2006. See also Item 18. Financial Statements – Note 18.

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

Half of the options granted to any employee under the Post Merger Plan were exercisable into one of our ordinary shares per option in consideration for the employee’s payment to us of the exercise price. The remaining options granted to any employee under the Post Merger Plan consisted of “phantom” options, which are similar to share appreciation rights. These options entitle the employee, on exercise of the phantom options, to receive shares in an amount corresponding to the value of the difference between the “deemed” option exercise price and the closing TASE trading price on the date before the option exercise date. For phantom options the employee pays only the par value of the shares actually received. The exercise price for options granted is 85% of the average price of Elbit Systems’ shares on the TASE for the 60 trading days prior to the specific option grant. As of February 28, 2009, options exercisable into 24,216 ordinary shares, based on the shares’ February 28, 2009 closing price on TASE of $44.25 remain outstanding under the Post Merger Plan. The options expire upon the later of six years after the grant date or 90 days after the employee’s termination of employment with Elbit Systems or its subsidiaries, as applicable.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

We had, as of February 28, 2009, 42,122,877 ordinary shares outstanding.(1) The following table sets forth specific information as of February 28, 2009, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our officers and directors as a group.

Name of Beneficial Owner	Amount Owned	Percent of Ordinary Shares
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel (2)	19,342,625	45.91%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458 (3)	9.10%

All officers and directors as a group (27 persons)	194,915 (4)	0.46%

(1)	The total number of ordinary shares includes 23,021 ordinary shares held by one of our subsidiaries but excludes 385,900 ordinary shares held by us as treasury shares.

(2)	Federmann Enterprises Ltd. (FEL) owns our ordinary shares directly and indirectly through Heris Aktiengesellschaft (Heris) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of ordinary shares owned by Heris and FEL.

As of February 28, 2009, 4,655,448 ordinary shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in 2004 of the ordinary shares from Elron Electronics Industries Ltd. as well as to guarantee an increase of the loan provided to FEL according to an 2007 amendment to the loan agreement. In addition, 2,175,000 ordinary shares held by FEL were pledged in favor of Bank Hapoalim BM, in connection with FEL’s purchase in 2006 from Koor Industries Ltd. (Koor) of 2,350,000 of our ordinary shares.

(3)	The amount of ordinary shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	This amount does not include any ordinary shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above. The amount includes 251,589 ordinary shares underlying options that are currently exercisable or that will become exercisable within 60 days of February 28, 2009. A portion of the underlying options are “phantom options” or “cashless” options that have been calculated based on our February 28, 2009 closing share price on the TASE of $44.25.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

Our major shareholders have the same rights as other holders of our ordinary shares.

The only changes in shareholdings by major shareholders in the last three years were those relating to FEL as follows:

	February 28, 2009			April 30, 2008			May 31, 2007			May 31, 2006
	Shares Owned		% of Shares Owned	Shares Owned		% of Shares Owned	Shares Owned		% of Shares Owned	Shares Owned		% of Shares Owned
FEL	19,342,625	(1)	45.91%	19,183,763	(2)	45.57%	19,105,448	(3)	45.42%	16,755,448	(4)	40.68%

(1)	Reflects incidental purchases by FEL of shares in open market transactions during May 2008 – February 2009.

(2)	Reflects incidental purchases by FEL of shares in open market transactions during January – April 2008.

(3)	Reflects the November 2006 purchase by FEL of 2,350,000 shares from Koor.

(4)	Reflects the August 2005 sale by FEL of 1,000,000 shares to Koor.

As of February 28, 2009, approximately 7.83% of our outstanding ordinary shares were held in the United States by approximately 180 shareholders of record registered on the books of our transfer agent.

We are not aware of any arrangement which may result in a change in control of the Company.

Related Party Transactions

Transactions with Affiliated Companies. In the ordinary course of business, some of our subsidiaries and affiliates engage in business activities with each other. The purchases among our related parties are made at prices and on terms equivalent to those used in transacting business with unrelated parties under similar conditions. The sales among our related parties in respect to government defense contracts are made on the basis of costs incurred. See Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Approval of Certain Transactions.

Transactions with Officers and Directors. Some members of our Board are also directors of FEL or companies controlled by FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. Transactions with officers, directors, key employees and affiliates may require authorization in accordance with the requirements of the Companies Law. See below – Item 10. Additional Information – Approval of Certain Transactions. For information on the grant of options in Elbit Systems’ shares to officers and directors, see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans.

Item 8.	Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Export sales constitute a significant portion of our sales. In 2008, export sales were approximately $2.16 billion, constituting approximately 82% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – Summary of Financial Results – Revenues.

Legal Proceedings

Kollsman – IS&S. In September 2008, a settlement between Innovative Solutions and Support, Inc. (“IS&S”) and Elbit Systems of America’s subsidiary Kollsman became effective with respect to all claims by IS&S and Kollsman against each other in the United States District Court for the Western District of Tennessee, and a corresponding consent order was entered. Under the settlement agreement, all claims between IS&S and Kollsman were dismissed with prejudice, a final agreed injunction was entered and the matter was fully and finally mutually settled without any admission of guilt by either party. In addition, an agreed settlement payment of $17 million was made by Kollsman to IS&S. The financial impact of the settlement has been reflected in the Company’s consolidated financial statements.

ImageSat

In 2007, a claim was filed in the U.S. District Court for the Southern District of New York by certain minority shareholders and holders of expired warrants of ImageSat against ImageSat, IAI, Elbit Systems and certain current and former officers and directors of ImageSat. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. The former and current directors of ImageSat named as defendants include, among others, Michael Federmann, Joseph Ackerman, Joseph Gaspar and the Estate of Jacob Toren (collectively the Individual Defendants), who were each nominated at various times by Elop to serve as a director of ImageSat. Currently, Michael Federmann, Joseph Ackerman and Joseph Gaspar serve as Elbit Systems’ Board Chairman, Chief Executive Officer and Chief Financial Officer, respectively. In March 2008, the plaintiffs amended the complaint and named Elop as an additional defendant. The claim contained various allegations that the defendants allegedly breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. The claim alleged various causes of action and damages aggregating hundreds of millions of dollars, not all of which were alleged against Elbit Systems, Elop and/or each of the Individual Defendants. In July 2008, the court dismissed the claim on the grounds of forum non conveniens. Shortly thereafter, the plaintiffs appealed dismissal of the claim to the U.S. Federal Court of Appeals for the Second Circuit, which appeal is currently pending.

In August 2008 and in December of 2008, certain additional minority shareholders and debtholders of ImageSat filed claims, of a substantially similar nature, against the defendants in the U.S. District Court for the Southern District of New York. Elbit Systems believes that there is no merit or basis to the allegations made in the three existing legal proceedings against it, Elop or the current or former ImageSat directors who were nominated by Elop and Elbit Systems. IAI has agreed to indemnify Elbit Systems, Elop and the directors nominated by Elop to ImageSat’s board, for any losses arising out of any of the foregoing claims or legal proceedings, net of insurance proceeds received from ImageSat’s insurance policies and any indemnification proceeds received from ImageSat.

Elop – Rafael Arbitration. In 2007, Elop initiated an arbitration claim against Rafael in an amount equivalent to approximately $53.4 million in damages, relating to a subcontract under which Rafael was a subcontractor to Elop. Rafael filed a counterclaim against Elop in an amount of approximately $15 million. In March 2009, Elop and Rafael signed a settlement agreement according to which Rafael will pay certain amounts to Elop to recover certain agreed damages. The results of the settlement did not have a material effect on the Company’s results of operations or financial position.

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2006	$0.61 per share
2007	$0.67 per share
2008	$1.42 per share

Item 9.	The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are quoted on Nasdaq under the symbol “ESLT” and are also listed on the TASE.

The high and low sale prices for our ordinary shares for the five most recent fiscal years are:

	Nasdaq		TASE (1)
	High	Low	High	Low
2004	$26.40	$17.85	$26.29	$17.73
2005	$26.85	$20.90	$26.38	$22.73
2006	$34.03	$23.00	$33.60	$22.96
2007	$59.56	$32.32	$59.93	$32.47
2008	$63.40	$36.25	$62.64	$36.06

The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the next two subsequent quarters are:

	Nasdaq		TASE (1)
	High	Low	High	Low
2007
First Quarter	$35.90	$32.30	$36.61	$32.54
Second Quarter	$45.63	$35.90	$45.13	$36.01
Third Quarter	$47.38	$39.19	$47.59	$39.43
Fourth Quarter	$59.56	$47.35	$59.93	$47.41

2008
First Quarter	$63.40	$52.68	$62.64	$53.63
Second Quarter	$62.99	$51.81	$61.61	$51.97
Third Quarter	$59.64	$46.20	$58.52	$48.62
Fourth Quarter	$51.80	$36.25	$52.30	$36.06

2009
First Quarter (through February 28, 2009)	$49.78	$40.73	$49.13	$41.63

The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE (1)
	High	Low	High	Low
September 2008	$56.90	$46.20	$56.79	$48.62
October 2008	$51.80	$42.25	$52.30	$43.22
November 2008	$47.88	$37.23	$47.69	$36.06
December 2008	$46.48	$36.25	$45.96	$36.56
January 2009	$49.23	$44.53	$49.11	$45.01
February 2009	$45.10	$40.73	$44.75	$41.63

(1)	The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars using the daily representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

Item 10.	Additional Information.

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

Appointment of Directors. Our directors are appointed by the shareholders at the annual general shareholders meeting. They hold office until the next annual general shareholders meeting, which is held at least once every calendar year but not more than 15 months after the previous general shareholders meeting. Between annual general shareholders meetings the Board may appoint new directors to fill vacancies, however new External Directors must be elected at a general shareholders meeting as described in “External Directors” below. The Articles of Association authorizes a maximum of 17 and a minimum of five directors. See also Item 6. Directors, Senior Management and Employees – Board Practices – Corporate Governance and Nominating Committee.

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

External Directors

Under the Companies Law publicly held Israeli companies are required to appoint two “External Directors.” Among other requirements, External Directors must be unaffiliated with Elbit Systems and our controlling shareholders. According to Israeli law, External Directors in companies such as Elbit Systems that are “dual listed” (traded on stock exchanges both in Israel and the U.S.) serve for a three-year term and may stand for re-election to additional terms of up to three years each beyond the first two terms, subject to meeting the following conditions: (1) the Audit Committee and the Board both approve that based upon the expertise and the unique contribution of the External Director to the work of the Board and its committees, his/her re-election for an additional term is for the benefit of the Company; (2) his/her re-election is approved at a general shareholders meeting by the special majority required for nomination of External Directors under the Companies Law; and (3) his/her terms of service as an External Director and the considerations of the Audit Committee and the Board regarding his/her re-election were presented to the general meeting of shareholders prior to the vote on such approval. External Directors of non-dual listed companies may not stand for re-election after the first two terms. At a general meeting of shareholders held in March 2008, our shareholders approved an amendment to our

Articles of Association, consistent with such amendment to Israeli law. Any committee of the Board must include at least one External Director.

Yaacov Lifshitz and Nathan Sharony currently serve as our Board’s External Directors. Mr. Lifshitz’s term of office ends in August 2009, and the term of office of Mr. Sharony (who was re-elected in March 2008 for an additional term in accordance with the above requirements) ends on the earlier of March 23, 2011 or the date of the annual general shareholders meeting to be held in 2010. Israeli law requires that at least one of the External Directors must have financial and accounting expertise as defined in the relevant regulations and that the other External Director have professional competence, as determined by the board of directors on the basis of the definitions in the relevant regulations. Yaacov Lifshitz was determined by the Board to be a financial and accounting expert under Israeli law, and Nathan Sharony was determined to have the applicable professional competence to serve as an External Director.

Internal Auditor and Audit Committee. Publicly held Israeli companies are required to appoint an internal auditor. The main role of the internal auditor is to examine whether the company’s activities comply with the law, integrity and orderly business procedures. Publicly held companies are also required to establish an audit committee of the board of directors. The audit committee must consist of at least three directors qualified under the Companies Law, including all External Directors. Our Audit Committee and internal auditor operate in accordance with an audit committee charter that provides the framework for their functions, consistent with applicable Israeli and U.S. laws and regulations. See Item 6. Directors, Senior Management and Employees – Board Practices – Audit Committee.

Office Holders

The Companies Law specifies the duty of care and fiduciary duties that an “Office Holder” owes to a company. An Office Holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager or any other person who fulfills these functions without regard to that person’s title or other manager directly subordinate to the general manager. Each person listed above in Item 6. Directors and Executive Officers, is an Office Holder of Elbit Systems.

Under the Companies Law, an Office Holder’s fiduciary duty includes the general duty to act in good faith and for the benefit of the Company, avoiding any conflict of interest between the Officer Holder’s position in the company and his or her personal affairs. The fiduciary duty also includes avoiding any competition with the company and avoiding exploiting any business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company’s affairs that the Officer Holder has received due to his or her position as an Office Holder. Under the Companies Law voting agreements among directors are considered a breach of fiduciary duty. In addition, all compensation arrangements between a company and Office Holders who are not directors require approval of the board of directors, and such compensation arrangements that are extraordinary also require the approval of the audit committee prior to board of directors’ approval. Elbit Systems directors are compensated at rates approved by a general meeting of shareholders. See Item 6. Directors, Senior Management and Employees – Compensation of Directors and Officers.

Approval of Certain Transactions

Approval Procedures. The Companies Law requires that certain transactions, actions and arrangements, mainly with related parties, be approved as provided for in the Companies Law and in a company’s articles of association and in many cases by the audit committee and by the board of directors. Sometimes shareholder approval is also required.

Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder of a publicly traded company immediately disclose (and no later than the first board meeting the transaction is discussed) any “Personal Interest” that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company. A director with a personal interest in any such matter that is brought for approval of the audit committee or board of directors may not be present at the meeting where the matter is being deliberated or approved and may not vote on the matter. “Personal Interest” also includes any interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of them. It also includes an interest by any entity in which the Office Holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is other than in the ordinary course of business, other than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities.

Approval of Transactions

The Companies Law requires approval by the board of directors for transactions that are not extraordinary with an Office Holder or in which an Office Holder has a Personal Interest.

The Companies Law requires approval by both the audit committee and the board of directors for the following transactions:

(1)	extraordinary transactions with an Office Holder or in which an Office Holder has a Personal Interest;

(2)	the grant of an exemption, insurance, undertaking to indemnify or indemnification under a permit to indemnify, to an Office Holder who is not a director;

(3)	material actions or arrangements that may otherwise be considered a breach of fiduciary duty of an Office Holder; or

(4)	terms of service of directors, including the grant of indemnification, exemption or insurance and terms of employment of directors in other roles.

Matters referred to in (4) also require shareholder approval, including, where applicable, a specified percentage of non-interested shareholders.

Extraordinary transactions with controlling shareholders or extraordinary transactions with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, terms of service of controlling shareholders or certain of their relatives who serve as employees or Office Holders of the applicable company require approval by the audit committee, the board of directors and a general meeting of shareholders by a special majority as provided in the Companies Law.

Exemption, Insurance and Indemnification of Directors and Officers

Exemption, Insurance and Indemnification under the Companies Law

Under the Companies Law, an Israeli company may not exempt an Office Holder from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an Office Holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care, provided that a relevant provision is included in the company’s articles. However, a company may not exempt in advance a director from his or her liability to the company with respect to a breach of duty of care in connection with a distribution made by the company.

The Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from a breach of the Office Holder’s duty of care to the company or to another person, provided that a relevant provision is included in the company’s articles. Insurance may also be obtained to cover liabilities from the breach of his or her fiduciary duty to the company, to the extent that the Office Holder acted in good faith and had reasonable cause to believe that the act would not prejudice the interests of the company. It may also cover monetary liabilities charged against an Office Holder while serving the company.

Under the Companies Law, a company may indemnify an Office Holder against any monetary liability incurred in his or her capacity as an Office Holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court. A company can also indemnify an Office Holder against reasonable litigation expenses including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in a proceeding instituted against him or her by the company, on its behalf or by a third party, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the Office Holder. These indemnifications are subject to the inclusion of relevant provisions in the company’s articles.

Also under the Companies Law, provided that a relevant provision is included in the company’s articles, a company may indemnify an Office Holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in an investigation or proceeding in which no indictment was filed and no monetary payments in lieu of criminal proceedings were imposed against the Office Holder, or monetary payments in lieu of criminal proceedings were imposed on him or her provided that the alleged criminal offense does not require proof of criminal intent.

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

A company may not indemnify an Office Holder or enter into an insurance contract that would provide coverage for any monetary liability incurred or exempt an Office Holder from liability towards the company with respect to each of the following:

(1)	a breach of fiduciary duty, except for a breach of a fiduciary duty to the company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the company;

(2)	a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care other than mere negligence;

(3)	an act done with the intent to unlawfully realize a personal gain; or

(4)	a fine or monetary penalty imposed upon such Office Holder.

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

(3)	any other event for which insurance of a director or officer is permitted.

In addition, Elbit Systems’ Articles of Association permit indemnification, retroactively or in advance, of a director or officer against:

(1)	a monetary liability imposed on the director or officer or paid by him or her in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court; however, such undertaking will be limited to events which, in the Board’s opinion, are foreseeable in light of the Elbit Systems’ actual activities at the time of granting the obligation to indemnify, and to a sum or criteria as the Board deems reasonable under the circumstances, and the undertaking to indemnify will specify the aforementioned events and sum or criteria.

(2)	reasonable legal fees incurred by a director or officer in an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure (i) concludes without the filing of an indictment against the director or officer and without imposition of monetary payment in lieu of criminal proceedings, or (ii) concludes with imposing on the director or officer monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent.

(3)	reasonable expenses of the proceedings, including lawyers fees, expended by the director or officer or imposed on him or her by the court for:

(a)	proceedings issued against him or her by or on Elbit Systems’ behalf or by a third party;

(b)	criminal proceedings from which the director or officer was acquitted; or

(c)	criminal proceedings in which he or she was convicted but that do not require proof of criminal intent; or

(4)	any other liability or expense for which it is or may be permissible to indemnify a director or an officer.

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

Elbit Systems’ Audit Committee, Board and shareholders approved the grant to members of our Board of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit Committee and the Board for grant to Office Holders of Elbit Systems who are not directors.

In 2004, a general meeting of Elbit Systems’ shareholders approved a framework resolution that allows Elbit Systems to purchase directors and officers (D&O) liability insurance that meets the framework resolution’s terms. The framework resolution covers a five-year period beginning in August 2004, and allows for an aggregate increase of insurance coverage of up to $45 million (from the then current level of $30 million) for any year covered by the policy. As of February 28, 2009 the D&O policy’s limit of liability was $45 million. The framework resolution also allows for an increase of up to 25% per year in the D&O insurance premium up to a maximum aggregate of 125% of the then current annual premium ($660,000). The Audit Committee and the Board must approve that any purchase of D&O insurance falls within the terms of the framework resolution.

Material Contracts

Elbit Systems has not entered into material contracts since March 1, 2006, other than in the ordinary course of business.

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

The Israeli Parliament (Knesset) approved a law enacting extensive changes to Israel’s tax law (the Tax Reform Legislation) generally effective as of January 2003. Among the key provisions of the Tax Reform Legislation are:

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

An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid or withheld or that will be paid or withheld by the subsidiary in its country of residence according to the conditions determined in the Israeli Tax Ordinance. See also. Item 18 – Financial Statements – Note 16.

The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Effective Corporate Tax Rate. Elbit Systems’ income tax liability in Israel is based on our unconsolidated earnings and such earnings of our Israeli-based subsidiaries. It is determined in NIS and not in U.S. dollars. Tax liability of non-Israeli subsidiaries is determined according to the law of their countries of residence. As a result, the tax provision in Elbit Systems’ consolidated financial statements does not directly relate to income reported on these statements. A portion of our Israeli operations have been granted “Approved Enterprise” and “Privileged Enterprise” status, as described under “Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. In 2005, the Knesset approved the Amendment to the

Income Tax Ordinance (No. 147) (Amendment 147) that reduces the corporate tax in 2006 to 31%, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

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

An Approved Enterprise is entitled to several benefits, including Israeli government cash grants and tax benefits. The applicable tax benefits relate only to taxable profits attributable to the specific Approved Enterprise. As of December 31, 2008, Elbit Systems and some of our subsidiaries in Israel had active approved programs eligible for tax benefits. These programs will expire during the years 2009 to 2017.

In 2005, the Knesset passed an amendment to the Investment Law, which revamps the Israeli tax incentives for future industrial and other investments (the 2005 Amendment). A tax holiday package can now be elected for up to 15 years for a “Privileged Enterprise” if certain conditions are met, without needing to obtain approval. The 2005 Amendment became effective on April 1, 2005. Taxpayers may claim Privileged Enterprise status for new and expanded enterprises with a year of election of 2004 or thereafter, unless the Investment Center granted Approved Enterprise status by December 31, 2004. Various alternative tax-only benefit packages can now be elected for investments in a “Privileged Enterprise”, if certain conditions are met without needing to obtain approval. Israeli industrial companies can choose between the following two tax packages:

•

Tax holiday package – for a “Privileged Enterprise”: Tax exemption applies to undistributed profits for 2 – 15 years depending on location and foreign ownership. Low company tax rates (10% – 25%) apply to distributed and subsequent profits. The total period of tax benefits is 7 – 15 years;

•	Grant track / low tax package – for an “Approved Enterprise”: Fixed asset grants (10% to 20%) for enterprises in a “Development Area” and low company tax rates (0% to 25%) for 7 to 15 years.

If the plan under the grant track / tax holiday package was approved after April 1, 2005, the basic condition for receiving the benefits under such track is that the enterprise contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (“a competitive enterprise”). In order to comply with this condition, the Investment Law prescribes various requirements regarding industrial enterprises. As for industrial enterprises, in each tax year during the benefit period, one of the following conditions must be met:

(1)	Its main field of activity is biotechnology or manotechnology as approved by the Head of the Administration of Industrial Research and Development, prior to the approval of the above-mentioned plan;

(2)	Its sales revenues during the tax year of the facility from a specific country do not exceed 75% of its total revenues of the facility for that tax year. A “market” is defined as a separate country or customs duty territory; or

(3)	At least 25% of its revenues during the tax year were generated by sales of the facility in a specific market with a population of at least 12 million.

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

Inflationary Adjustments. In February 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting in 2008 and thereafter. Starting in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

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

Income Tax for Non-Residents of Israel. Non-residents of Israel are subject to a graduated income tax on income from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), the paying company withholds at the source income tax at the rate of 20/25%, unless a lower rate is applicable under a double taxation treaty. Accordingly, Elbit Systems withholds income tax at the source. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise / Privileged

Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period. (This limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law.) These rates are the final tax on dividends for individual and corporate non-residents. Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income. This includes income from Israeli derived interest, dividends and royalties.

Israeli Tax on United States Shareholders

Dividends paid by Elbit Systems to a shareholder resident in the United States are generally subject to withholding tax deducted at source in Israel. Israel and the United States are parties to a tax treaty. Under the treaty, the withholding tax rate on a dividend is normally 25% (after Amendment 147 – 20%) of the dividend amount, or 15% in connection with an Approved Enterprise / Privileged Enterprise.

A U.S. corporation would have a reduced withholding rate on dividends if it were to own 10% or more of Elbit Systems’ voting shares under specified conditions. The reduced withholding tax rate on the dividend would be 12.5%. The U.S. corporation must own at least 10% of the voting shares during the portion of Elbit Systems’ tax year before the payment of the dividend and during the entire prior tax year. The reduced rate is also subject to two other conditions. First, not more than 25% of Elbit Systems’ gross income for the prior tax year could consist of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries. Second, the dividend cannot be derived from income during any period for which Elbit Systems is entitled to the reduced tax rate applicable to an Approved Enterprise / Privileged Enterprise. In this case the withholding tax rate would be 15%.

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

Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on ordinary shares will generally be eligible for credit against a U.S. shareholder’s U.S. federal income tax liability at such U.S. shareholder’s election. The U.S. Internal Revenue Code of 1986, as amended, provides limitations on the amount of foreign tax credits that a U.S. shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such category of income. U.S. shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. shareholders elect to do so for all foreign income taxes. Dividends with respect to the ordinary shares will generally be classified as foreign source “passive income” for the purpose of computing a U.S. shareholder’s foreign tax credit limitations for U.S. foreign tax credit purposes. The rules relating to foreign tax credits are complex, and each U.S. holder of our ordinary shares should consult his or her tax advisor to determine whether and if he or she would be entitled to this credit.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and its exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

Item 11.	Quantitative and Qualitative Disclosure About Market Risk.

General

Market risks relating to our operations result primarily from changes in exchange rates and interest rates. Except when we view it necessary, we do not invest in derivative financial instruments or other market risk sensitive instruments. Other than our investment in ARS, we do not believe that we were exposed to any material market risk at December 31, 2008. For more information on our ARS holdings see Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies – Valuation of Securities – and Liquidity and Capital Resources – Auction Rate Securities.

Exchange Rate Risk Management

General

While our functional currency is the U.S. dollar, we also have some non-U.S. dollar or non-U.S. dollar linked currency exposures. These exposures are mainly derived from our revenues and expenses denominated in foreign currencies and non-U.S. dollar accounts receivable, payments to suppliers and subcontractors, obligations in other currencies and payroll related expenses incurred, mainly in NIS. Some subcontractors are paid in local currency under prime contracts where we are paid in U.S. dollars.

We take various measures to compensate for the effects of fluctuations in exchange rates. These measures include currency hedging transactions (in which we purchase foreign exchange contracts to reduce the volatility of cash flows primarily related to forecasted revenue denominated in certain foreign currencies) and attempts to maintain a balance between monetary assets and liabilities in our functional currencies. We also attempt to share currency risks with subcontractors on a “back-to-back” basis, by having the subcontractor assume a proportional amount of the exchange risk.

We use currency hedging contracts to limit exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily GBP and Euro, and to hedge against anticipated costs to be incurred in a foreign currency, primarily NIS. The objective of the foreign exchange contracts is to better ensure that the U.S. dollar-equivalent cash flows are not adversely affected by changes in U.S. dollar/foreign currency exchange rates. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedge Activities” (SFAS 133), these contracts are designated as cash flow hedges. The gain on the effective portion of a cash flow hedge is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects revenues, or as financial expenses, if the hedged transaction becomes probable of not occurring. Any gain after a hedge is re-designated because the hedged transaction is no longer probable of occurring or related to an ineffective portion of a hedge is recognized immediately as financial expenses.

We also use forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. We elected not to follow the designation and documentation processes required to qualify these contracts or strategies for the hedge accounting method under SFAS 133, and any gain or loss derived from such instruments is recognized immediately as financial expenses.

Anticipated Transactions

Our anticipated transactions denominated in foreign currencies, with respect to the Company’s entities whose functional currency is the U.S. dollar, include firmly committed sales and purchase contracts in Euro, GBP and NIS. Our firmly committed sales contracts maturing in 2009 include $84.1 million in Euro, $47 million in GBP and $268.6 million in NIS. Our firmly committed purchase contracts maturing in 2009 include $18.4 million in Euro, $1.4 million in GBP and $243.6 million in NIS. Our firmly committed sales contracts maturing in 2010 include $32.8 million in Euro, $26.4 million in GBP and $108.2 million in NIS. Our firmly committed purchase contracts maturing in 2010 include $2.2 million in Euro, $1.0 million in GBP and $36.2 million in NIS. Our firmly committed sales and purchase contracts maturing in each of the years 2011, 2012 and 2013 are not material.

As of December 31, 2008, the total anticipated sales transactions for the five-year period ending December 31, 2013 were $125.2 million, $95.8 million and $426.1 million for Euro, GBP and NIS, respectively. The total anticipated purchase transactions for the five-year period ending December 31, 2013 was $20.7 million, $3.0 million, and $320.2 million for Euro, GBP and NIS, respectively.

The firmly committed sales and purchase contracts described above do not include those of Company subsidiaries whose functional currency is not the U.S. dollar and whose exchange rate exposure was not material.

Forward Exchange Contracts Related to Our Anticipated Transactions. We enter into forward exchange hedging contracts in order to limit our exposure to exchange rate fluctuations for our firmly committed sales and purchase contracts described above. As of December 31, 2008, the principal notional amount of the related forward exchange contracts, net, maturing in 2009 was $62.5 million in Euro (average exchange rate of 1.37) and $48.4 million in GBP (average exchange rate of 1.81); and for those maturing in 2010, $26.3 million in Euro (average exchange rate of 1.38) and $31.7 million in GBP (average exchange rate of 1.80). The principal notional amounts of our related forward exchange contracts, net, maturing in each of the years 2011, 2012 and 2013 are not material. The total principal notional amounts of our forward exchange contracts, as of December 31, 2008 were $110.3 million and $103.1 million for Euros and GBP, respectively.

Other Derivative Instruments. We enter into other derivative instruments mainly to limit our exposure to exchange rate fluctuations related to payroll expenses incurred in NIS. These include forward contracts with principal notional amount of $196.8 million in NIS (average exchange rate 3.82) maturing in 2009. These also include a total of $136.5 million in NIS – put and call options (one-half in put options with an average exchange rate of 3.44 and one-half in call options with an average exchange rate of 3.76). All of the options have maturities of 12 months or less. None of the other derivative instruments we held as of December 31, 2008 have a maturity date after 2009.

Interest Rate Risk Management

On December 31, 2008, our liquid assets were comprised of cash and cash equivalents, bank deposits, and short and long-term loans. Our deposits are mainly in U.S. dollars, and our debt is mainly in bank loans in U.S. dollars at floating interest rates. The majority of our borrowings are usually linked to the relevant LIBOR plus a spread of 0.75% – 2.57%, and therefore are not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. Most of our loans will mature within the next two to three years.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2008, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.” Based on this assessment, management believes that, as of December 31, 2008, our internal control over financial reporting is effective.

As indicated in our Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of ICI, Bar-Kal and EORD, which were acquired in 2008, and are included in our 2008 consolidated financial statements and constituted in the aggregate, as of December 31, 2008, $19 million of total assets and $3 million of revenues, for the year then ended. Our audit of internal control over financial reporting also did not include an evaluation of the internal control over financial reporting of ICI, Bar-Kal and EORD.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm in Israel and a member of Ernst & Young Global, as stated in their report included in Item 18. Financial Statements.

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

Item 16.A	Audit Committee Financial Expert.

Yaacov Lifshitz, a member of our Audit Committee, meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and his designation as the Audit Committee’s Financial Expert has been ratified by the Board. Mr. Lifshitz is “independent”, as that term is defined in the Nasdaq listing standards.

Item 16.B	Code of Ethics.

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

Item 16.C	Principal Accountant Fees and Services.

At the annual general shareholders meeting held in September 2008, our shareholders reappointed Kost Forer Gabbay & Kasierer (Kost), an independent registered public accounting firm and member of Ernst & Young Global (E&Y), to serve as our independent auditors. Kost and other E&Y affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2008	2007
	(U.S. dollars in thousands)
Audit Fees	$2,974	$2,922
Tax Fees	$414	$273

Total	$3,388	$3,195

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

Kost and other E&Y affiliates did not bill the Company for services other than the Audit Fees and Tax Fees described above for fiscal year 2008 or fiscal year 2007.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform permitted audit and non-audit services. Under this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a range of specific audit and non-audit services in the categories of Audit Service, Audit-Related Services, Tax Services and other services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. The Audit Committee is notified periodically and before commencement of any work in these categories. Any proposed services exceeding the pre-approved fees or which includes other scope of work requires specific pre-approval by the Audit Committee. Accordingly, all of the above-mentioned independent audit fees were pre-approved by our Audit Committee.

Items 16.D	Exemptions from the Listing Standards for Audit Committees.

None.

Items 16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Reference is made to the disclosure relating to changes in shareholdings of major shareholders in Item 7 of this annual report on Form 20-F.

Items 16.F	Changes in Registrant’s Certifying Accountant.

Not Applicable.

Items 16.G	Corporate Governance.

Our corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the Nasdaq.

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See Consolidated Financial Statements attached to this annual report on Form 20-F.

Item 19.	Exhibits.

(a)	Index to Financial Statements

(b)	Exhibits

1.1	Elbit Systems’ Memorandum of Association (1)

1.2	Elbit Systems’ Restated Articles of Association (2)

8.1	Elbit Systems 2007 Stock Option Plan (3)

8.2	Elbit Systems’ Post Merger Stock Option Plan (Summary in English) (1)

8.3	Principal Operating Subsidiaries of Elbit Systems

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer

15.2	Consent of Somekh Chaikin

15.3	Consent of Brightman Almagor & Co. (Tadiran Systems)

15.4	Consent of Brightman Almagor & Co. (Tadiran Spectralink)

15.5	Consent of Hoberman, Miller, Goldstein & Lesser, P.C. (MNSI)

15.6	Consent of Hoberman, Miller, Goldstein & Lesser, P.C. (Talla-Com)

15.7	Consent of Kesselman & Kesselman

(1)	Filed as an exhibit to Elbit Systems’ Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, which was filed with the Securities and Exchange Commission on April 5, 2001, and incorporated herein by reference.

(2)	Filed as an exhibit to Elbit Systems Report on Form 6-K for March 2008, which was filed by Elbit Systems with the Securities and Exchange Commission on March 26, 2008, and incorporated herein by reference.

(3)	Filed as an exhibit to Elbit Systems Report on Form 6-K for December 2006, which was filed by Elbit Systems with the Securities and Exchange Commission on December 7, 2006, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2009

ELBIT SYSTEMS LTD.

By:	/S/ JOSEPH ACKERMAN
Name:	Joseph Ackerman
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2008

In U.S. dollars

# # # # # # #

■ Kost Forer Gabbay & Kasierer	■ Phone: 972-3-6232525
3 Aminadav St. Tel-Aviv 67067, Israel	Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in the shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the index at item 19A. These consolidated financial statements are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of certain majority-owned subsidiaries, which statements reflect total assets, before the effect of purchase price adjustments, constituting 13.97% and 14.78% as of December 31, 2007 and 2006, and total revenues constituting 18.42% and 13.47% for the years ended December 31, 2007 and 2006, respectively, of the related consolidated totals. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 16(E) to the consolidated financial statements, Elbit Systems adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109”, effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elbit Systems’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2009 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer

Kost Forer Gabbay & Kasierer

A member of Ernst & Young Global

Haifa, Israel

March 10, 2009

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

/s/ Hoberman, Miller, Goldstein & Lesser, CPA’s, P.c.

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

March 6, 2008

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

/s/ Kesselman & Kesselman
Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

March 5, 2008

■ Kost Forer Gabbay & Kasierer	■ Phone: 972-3-6232525
3 Aminadav St. Tel-Aviv 67067, Israel	Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems’ internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Innovative Concepts, Inc. (“ICI”), Bar-Kal Systems Engineering Ltd. (“Bar-Kal”) and Electro Optic Research and Development Company Ltd. (“EORD”), which were acquired in 2008, are included in Elbit Systems 2008 consolidated financial statements and constituted $19 million of total assets, as of December 31, 2008, and $3 million of revenues, for the year then ended. Our audit of internal control over financial reporting of Elbit Systems also did not include an evaluation of the internal control over financial reporting of ICI, Bar-Kal and EORD.

In our opinion, Elbit Systems maintained in all material respects, effective internal control over financial reporting, as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 10, 2009 expressed an unqualified opinion thereon.

 /s/ Kost Forer Gabbay & Kasierer

Kost Forer Gabbay & Kasierer

A member of Ernst & Young Global

Haifa, Israel

March 10, 2009

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U. S. dollars (In thousands)

	Note	December 31,
		2008	2007
CURRENT ASSETS:
Cash and cash equivalents		$204,670	$362,802
Short-term bank deposits		69,642	10,068
Available for sale marketable securities	(8B)	3,731	2,830
Trade receivables (net of allowance for doubtful accounts in the amount of $5,471 and $3,794 as of December 31, 2008 and 2007, respectively)	(3)	477,010	431,961
Other receivables and prepaid expenses	(4)	203,990	130,867
Inventories, net of customer advances	(5)	647,561	480,603

Total current assets		1,606,604	1,419,131

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies and a partnership	(6)	62,300	66,161
Compensation receivables in respect of fire damages, net	(7)	—	15,530
Long-term bank deposits and trade receivables	(8)	37,746	20,747
Available for sale marketable securities	(8)	2,999	20,885
Deferred income taxes, net	(16)	9,201	19,323
Severance pay fund	(2P)	236,928	238,083

		349,174	380,729

PROPERTY, PLANT AND EQUIPMENT, NET	(9)	384,086	352,702

GOODWILL	(10)	323,772	335,266

INDENTIFIABLE INTANGIBLE ASSETS, NET	(10)	270,511	300,989

		$2,934,147	$2,788,817

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U. S. dollars (In thousands, except share data)

	Note	December 31,
		2008	2007
CURRENT LIABILITIES:
Short-term bank credit and loans	(11)	$6,331	$10,418
Current maturities of long-term loans	(14)	9,082	18,659
Trade payables		340,315	272,627
Other payables and accrued expenses	(12)	471,678	429,746
Customer advances in excess of costs incurred on contracts in progress	(13)	489,192	510,562

		1,316,598	1,242,012

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(14)	269,760	431,312
Customer advances in excess of costs incurred on contracts in progress	(13)	115,470	137,296
Deferred income taxes and tax liabilities, net	(16)	70,068	96,717
Pension and termination indemnities	(15, 2P)	332,236	293,848
Other long-term liabilities		29,707	31,285

		817,241	990,458

COMMITMENTS AND CONTINGENT LIABILITIES	(17)

MINORITY INTERESTS		76,475	20,085

SHAREHOLDERS’ EQUITY:	(18)
Share capital:
Ordinary shares of New Israeli Shekels (NIS) 1 par value; Authorized –80,000,000 shares as of December 31, 2008 and 2007; Issued – 42,488,373 and 42,468,673 shares as of December 31, 2008 and 2007, respectively; Outstanding – 42,079,452 and 42,059,752 shares as of December 31, 2008 and 2007, respectively		11,892	11,886
Additional paid-in capital		300,227	294,862
Treasury shares – 408,921 shares as of December 31, 2008 and 2007		(4,321)	(4,321)
Accumulated other comprehensive loss		(13,573)	(24,367)
Retained earnings		429,608	258,202

		723,833	536,262

		$2,934,147	$2,788,817

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U. S. dollars (In thousands, except per share data)

	Note	Year ended December 31,
		2008	2007	2006
Revenues	(19)	$2,638,271	$1,981,761	$1,523,243
Cost of revenues		1,870,830	1,454,913	1,149,768
Restructuring expenses	(1D)	—	10,482	—

Gross profit		767,441	516,366	373,475

Research and development expenses, net	(20)	184,984	126,995	92,232
Marketing and selling expenses		198,274	157,411	111,880
General and administrative expenses		134,182	107,447	77,505
Acquired in-process research and development (“IPR&D”)		1,000	16,560	—

		518,440	408,413	281,617

Operating income		249,001	107,953	91,858
Financial expenses	(21)	(51,102)	(41,206)	(22,373)
Financial income and exchange rate differences	(21)	14,287	21,877	917
Other income, net	(22)	94,294	368	1,814

Income before taxes on income		306,480	88,992	72,216
Taxes on income	(16)	54,367	13,810	20,694

		252,113	75,182	51,522
Equity in net earnings of affiliated companies and partnership	(6B)	14,435	14,565	14,743
Minority interests in losses (earnings) of subsidiaries		(62,372)	(13,038)	5,977

Net income		$204,176	$76,709	$72,242

Earnings per share	(18)
Basic earnings per share		$4.85	$1.82	$1.75

Diluted earnings per share		$4.78	$1.81	$1.72

Weighted average number of shares used in computation of basic earnings per share		42,075	42,041	41,340

Weighted average number of shares used in computation of diluted earnings per share		42,758	42,342	41,880

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U. S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total comprehensive income
Balance as of January 1, 2006	40,966,624	$11,636	$278,679	$(1,340)	$166,123	$(4,321)	$450,777
Exercise of options	1,050,050	240	8,008	—	—	—	8,248
Tax benefit in respect of options exercised	—	—	2,144	—	—	—	2,144
Stock based compensation	—	—	195	—	—	—	195
Dividends paid	—	—	—	—	(24,616)	—	(24,616)
Other comprehensive income (losses), net of tax:
Unrealized loss on derivative instruments, net of $2,711 tax income	—	—	—	(15,642)	—	—	(15,642)	$(15,642)
Foreign currency translation differences	—	—	—	2,034	—	—	2,034	2,034
Decrease in additional minimum pension liability per FAS 87, net of $1,856 tax expense	—	—	—	2,603	—	—	2,603	2,603
Adjustment for adoption of FAS 158 for the pension plans, net of $2,875 tax income	—	—	—	(4,341)	—	—	(4,341)	—
Adjustment for adoption of FAS 158 for the post medical plan	—	—	—	(252)	—	—	(252)	—
Unrealized gain on available for sale securities	—	—	—	192	—	—	192	192
Net income	—	—	—	—	72,242	—	72,242	72,242

Total comprehensive income								$61,429

Balance as of December 31, 2006	42,016,674	$11,876	$289,026	$(16,746)	$213,749	$(4,321)	$493,584

Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48)	—	—	—	—	(4,846)	—	(4,846)
Exercise of options	43,078	10	417	—	—		427
Tax benefit in respect of options exercised	—	—	46	—	—	—	46
Stock based compensation	—	—	4,778	—	—	—	4,778
Gain resulting from affiliated company’s IPO	—	—	595	—	—	—	595
Dividends paid	—	—	—	—	(27,410)	—	(27,410)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments, net of $127 tax income	—	—	—	(9,562)	—	—	(9,562)	$(9,562)
Foreign currency translation differences	—	—	—	605	—	—	605	605
Unrealized pension income, net of $826 tax expense	—	—	—	2,037	—	—	2,037	2,037
Unrealized loss on available for sale securities	—	—	—	(701)	—	—	(701)	(701)
Net income	—	—	—	—	76,709	—	76,709	76,709

Total comprehensive income								$69,088

Balance as of December 31, 2007	42,059,752	$11,886	$294,862	$(24,367)	$258,202	$(4,321)	$536,262

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

U. S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total comprehensive income
Balance as of January 1, 2008	42,059,752	$11,886	$294,862	$(24,367)	$258,202	$(4,321)	$536,262
Exercise of options	19,700	6	182	—	—	—	188
Tax benefit in respect of options exercised	—	—	116	—	—	—	116
Stock based compensation	—	—	5,067	—	—	—	5,067
Dividends paid	—	—	—	—	(32,770)	—	(32,770)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments, net of $2,397 tax expense	—	—	—	34,293	—	—	34,293	$34,293
Foreign currency translation differences	—	—	—	(8,427)	—	—	(8,427)	(8,427)
Unrealized pension income, net of $9,480 tax income	—	—	—	(14,026)	—	—	(14,026)	(14,026)
Unrealized loss on available for sale securities, net of $113 tax expense	—	—	—	(1,046)	—	—	(1,046)	(1,046)
Net income	—	—	—	—	204,176	—	204,176	204,176

Total comprehensive income								$214,970

Balance as of December 31, 2008	42,079,452	$11,892	$300,227	$(13,573)	$429,608	$(4,321)	$723,833

Accumulated other comprehensive loss (net of taxes)

	Year ended December 31,
	2008	2007	2006
Accumulated gains (losses) on derivative instruments	$14,624	$(19,669)	$(10,107)
Accumulated foreign currency translation differences	(5,922)	2,505	1,900
Accumulated unrealized gain (loss) on available for sale securities	(1,555)	(509)	192
Unrealized pension losses	(20,720)	(6,694)	(8,731)

Accumulated other comprehensive loss	$(13,573)	$(24,367)	$(16,746)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U. S. dollars (In thousands)

	Year ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$204,176	$76,709	$72,242
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	129,437	99,414	58,500
Write-off impairment	10,514	—	—
Acquired IPR&D	1,000	16,560	—
Other-than-temporary impairment of available for sale marketable securities	17,885	10,027	—
Stock based compensation	5,067	4,778	195
Deferred income taxes and reserve	(8,488)	(30,955)	(4,659)
Severance, pension and termination indemnities, net	15,211	(3,171)	(5,197)
Gain on sale of property, plant and equipment	(1)	(1,120)	(2,351)
Gain on sale of investment	(100,031)	—	—
Minority interests in earnings (losses) of subsidiaries	62,372	13,038	(5,977)
Equity in net earnings of affiliated companies and partnership, net of dividend received (*)	(1,866)	(2,182)	(1,696)
Changes in operating assets and liabilities:
Increase in short and long-term trade receivables, and prepaid expenses	(39,698)	(68,129)	(58,793)
Increase in inventories, net	(169,482)	(124,381)	(69,974)
Increase in trade payables, other payables and accrued expenses	120,734	151,283	75,869
Increase (decrease) in advances received from customers	(37,402)	120,814	142,844
Other	—	2	(35)

Net cash provided by operating activities	209,428	262,687	200,968

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(129,241)	(106,269)	(64,809)
Acquisitions of subsidiaries (Schedule A)	(20,637)	(353,175)	—
Investments in affiliated companies and other companies	(4,001)	(916)	(31,930)
Proceeds from sale of property, plant and equipment	8,779	4,364	5,705
Proceeds from sale of investment	50,254	1,431	5,000
Investment in long-term bank deposits	(19,166)	(12,216)	(880)
Proceeds from sale of long-term bank deposits	939	8,839	780
Investment in short-term deposits	(62,518)	(4,116)	(862)
Proceeds from sale of short-term deposits	3,884	197,379	—

Net cash used in investing activities	(171,707)	(264,679)	(86,996)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	188	427	8,248
Repayment of long-term bank loans	(333,590)	(150,310)	(188,723)
Issuance of long-term bank loans	183,211	464,878	85,053
Dividends paid	(32,770)	(27,410)	(24,322)
Tax benefit in respect of options exercised	116	46	2,144
Change in short-term bank credit and loans, net	(13,008)	(7,401)	(5,695)

Net cash (used in) provided by financing activities	(195,853)	280,230	(123,295)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(158,132)	278,238	(9,323)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	362,802	84,564	93,887

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$204,670	$362,802	$84,564

(*) Dividend received	$12,569	$12,383	$13,047

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U. S. dollars (In thousands)

	Year ended December 31,
	2008	2007	2006
SUPPLEMENTAL CASH FLOW ACTIVITIES:
Cash paid during the year for:
Income taxes	$30,827	$23,282	$15,955

Interest	$21,356	$20,949	$14,311

SCHEDULE A:
Acquisitions of subsidiaries (*)
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$3,378	$40,540	$—
Property, plant and equipment	463	25,175	—
Other long term assets	—	63,063	—
Goodwill and other intangible assets	12,886	530,536	—
IPR&D	1,000	16,560	—
Deferred income taxes	—	(71,919)	—
Long-term liabilities	(48)	(76,910)	—
Equity investment in Tadiran Communication Ltd. (“Tadiran”)	—	(173,870)	—
Equity acquired in subsidiaries	2,958	—	—

	$20,637	$353,175	$—

(*)	In 2008, the shares of Bar-Kal Systems Engineering Ltd., the shares of Electro Optic Research and Development Company Ltd., 46% of the shares of A.E. Electronics S.A. (of which 54% of the shares were held by the Company prior to the acquisition), 40% of the shares of Xseed Technologies and Computing Ltd. (of which 60% if the shares were held by the Company prior to the acquisition), and the shares of Innovative Concepts, Inc. – (See Note 1(E))
(*)	In 2007, the shares of Tadiran – (See Note 1(C)) and the shares of FTL – (See Note 1(D)).

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U. S. dollars (In thousands)

Note 1 – GENERAL

A.

Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation, 45.9% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the field of defense electronics, homeland security and commercial aviation. Elbit Systems’ principal wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Industries Elop Ltd. (“Elop”) and Elbit Systems Land and C4I – Tadiran Ltd. (“ESLC-T”) (see Note 1(C)). Elbit Systems also owns 70% of Elisra Electronic Systems Ltd. (“Elisra”).

B.	A majority of the Company’s revenues are derived from direct or indirect sales to governments or to governmental agencies. As a result, a substantial portion of the Company’s sales is subject to the special risks associated with sales to governments or to governmental agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities, changes in governmental registration, changes in governmental regulations and changes in governmental approvals regarding export licenses required for the Company’s products and for its suppliers. As for major customers, refer to Note 19(C).

C.	On April 26, 2007, the Company completed its cash tender offer (the “Offer”) for the balance of the ordinary shares of Tadiran, which prior to the completion of the Offer was a publicly traded company in Israel, held 42% by the Company and accounted for using the equity method. The total purchase price of the Tadiran shares relating to the Offer was approximately $383,000. The results of Tadiran have been consolidated in Elbit Systems’ financial statements commencing May 1, 2007.

Tadiran was a leading provider of defense communications systems. The Company is active in the command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”) area, and is using integrated communication equipment in its systems. As a result of the acquisition, the Company recorded goodwill (non deductible for tax purposes) and believes there are synergies between its systems operations and Tadiran, by providing advanced integrated network and communication solutions to their customers.

The purchase price allocation (“PPA”) period ended during 2008. Based on a PPA performed by an independent advisor, the purchase price was attributed to the fair value of assets acquired and liabilities assumed as follows:

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

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands, except per share data)

Following the acquisition of the Tadiran shares in the second quarter of 2007, Elbit Systems identified and wrote-off duplicated inventories and equipment and accrued termination costs in a total amount of $10,482, which was recorded as restructuring expenses in the cost of revenues.

The following unaudited proforma data is based on historical financial statements of Elbit Systems and Tadiran and is provided for comparative purposes only. The proforma information does not purport to be indicative of the results that actually would have occurred had the purchase of the shares been consummated prior to the beginning of the reported periods.

The proforma information reflects the results of the Company’s operations assuming that all of Tadiran’s results, instead of only the portion attributable to the 42% of Tadiran’s shares previously owned, were included in the Company’s consolidated results for each of the reported periods and under the following assumptions:

(1)	Intangible assets (customer relationships, backlog, brand name and technology) arising from the acquisition of the Tadiran shares of approximately $228,000, net of related deferred taxes of approximately $57,000, are amortized over periods of 2-15 years.

(2)	Excess of cost over equity purchased allocated to real estate assets of approximately $1,800, net of related deferred taxes of approximately $450, is amortized over a period of 20 years.

(3)	The cost attributed to purchased IPR&D projects, in the amount of approximately $16,560, was immediately charged to operations as a non-recurring item and is not included in the proforma consolidated results.

(4)	Intercompany balances and transactions, if any, have been eliminated.

	Year ended December 31,
	2007	2006
	Unaudited
Proforma sales	$2,067,805	$1,775,247
Proforma net income	$97,575	$85,890
Proforma earnings per share
Basic	$2.32	$2.08
Diluted	$2.30	$2.05

In November 2007, the Company announced that Elbit Systems’ Board of Directors approved a plan to merge Tadiran into Elbit Systems and for Tadiran’s Israeli operations to be combined with Elbit Systems Land and C4I Division under a new wholly-owned subsidiary ESLC-T. The merger and the split were completed during the second half of 2008.

D.	On July 27, 2007, the Company acquired the entire share capital of the U.K. company Ferranti Technologies (Group) Limited (“FTL”) for £15 million (approximately $31,000). FTL is a design and manufacturing company providing engineering, manufacturing and logistic support to the aerospace and defense industries. The Company’s management believes that FTL will enable the Company to offer its products and solutions to FTL customers in the U.K.

E.	During 2008, the Company completed the following acquisitions:

(1)	On June 23, 2008, the Company’s subsidiary Elop acquired all of the shares of Bar-Kal Systems Engineering Ltd. (“Bar-Kal”), for a purchase price of $1,600. Bar-Kal is an Israeli company engaged in research, development and marketing of technologies related to systems engineering of hyper spectral remote sensing for defense and government-related customers in Israel and abroad.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands, except per share data)

(2)	On June 30, 2008, the Company acquired all of the shares of Electro Optic Research and Development Company Ltd. (“EORD”) from their former shareholders, Technion Research & Development Foundation Ltd. and Bynet Electronics Ltd., for a purchase price of $1,300. EORD is an Israeli company engaged in research and development of acoustic and seismic sensors and systems for military and security applications.

(3)	On July 1, 2008, the Company acquired 46% of the shares of A.E. Electronics S.A. (of which 54% of the shares were held by the Company prior to the acquisition) for $2,100.

(4)	On November 11, 2008, the Company’s U.S. subsidiary ESA, acquired all of the shares of Innovative Concepts, Inc. (“ICI”) from Herley Industries, Inc. in a $15 million all cash transaction. ICI, located in McLean, Virginia, is a wireless communications technology firm specializing in design, production and support of real-time embedded systems and high-speed processing solutions for defense and homeland security applications. ICI became part of Elbit Systems of America’s C4I Solutions business. This acquisition is part of ESA’s strategy to provide advanced C4I systems solutions to the United States Department of Defense and Department of Homeland Security. The results of ICI were consolidated in the Company’s financial statements commencing on the date of acquisition.

(5)	On November 12, 2008, the Company acquired approximately 19.5% of the shares of Azimuth Technologies Ltd. (“Azimuth”) for a purchase price of $3,400. Azimuth, an Israeli company whose shares are traded on the Tel Aviv Stock Exchange (“TASE”), is engaged in the development and sale of products for target acquisition, navigation and orientation for the defense market. The investment in Azimuth is accounted for as a long-term available-for-sale investment.

(6)	On December 3, 2008, the Company acquired 40% of the shares of Xseed Technologies and Computing Ltd. (of which 60% of the shares were held by the Company prior to the acquisition) for $850, and an additional amount of $750 was paid to the seller for a non competition agreement.

F.	On December 22, 2008, the Company’s 41.3%-owned subsidiary (on a fully diluted basis), MediGuide Inc. (“Mediguide”), signed a definitive agreement with St. Jude Medical to acquire all of the outstanding shares of MediGuide for $283 million in cash and the assumption of net liabilities totaling approximately $17 million. Under the transaction St. Jude Medical paid $138 million of the purchase price in December 2008, with the balance due in two subsequent payments of $111 million in November 2009 and up to $34 million in April 2010.

As a result of the above, the Company included in its 2008 results a gain before tax of $100,031. The gain was included in Other Income, net. This gain does not include contingent proceeds of up to $13,000 that may be received in 2010, upon achievement of certain events and fulfillment of several conditions.

In 2008, the Company received the first payment for the shares, which amounted to $50,254, and the balance is expected in 2009 and 2010.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 2—SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

A.	USE OF ESTIMATES

The preparation of financial statements in conformity with generally acceptable accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, sales and return accruals, legal contingencies, tax assets and tax liabilities, stock-based compensation costs, retirement and post-retirement benefits (including the actuarial assumptions), financial instruments with no observable market quotes, as well as in estimates used in applying revenue recognition policies. Actual results may differ from estimated results.

B.	FINANCIAL STATEMENTS IN U.S. DOLLARS

The Company’s revenues are generated mainly in U.S. dollars. In addition, most of the Company’s costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances of the Company and certain subsidiaries, which are denominated in other currencies, have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52 “Foreign Currency Translation”. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income in financial expenses, net.

For those foreign subsidiaries and investees whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates, and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

C.	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Elbit Systems and its wholly and majority-owned subsidiaries.

Intercompany transactions and balances, including profit from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

D.	CASH AND CASH EQUIVALENTS

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less, when purchased.

E.	SHORT-TERM BANK DEPOSITS

Short-term bank deposits are deposits with maturities of more than three months but less than one year. Short-term bank deposits are presented at their cost, which approximates fair value.

F.	AVAILABLE FOR SALE MARKETABLE SECURITIES

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Securities”. The Company determined the appropriate classification of all marketable securities as “available-for-sale” at the time of purchase or at the time marketable securities were first consolidated as a result of an acquisition. At December 31, 2008 and 2007, all of the Company’s investments in marketable securities were reported at fair value. Fair value is determined based on observable market value quotes or in case market value quotes are not available, using valuation models including assessments of counterparty credit worthiness, credit default risk, underlying security type of collaterals risk premium and overall capital market liquidity conditions. Declines in fair value that are considered other-than-temporary are charged to earnings and those that are considered temporary are reported, net of tax, as a component of accumulated other comprehensive income (“OCI”) in shareholders’ equity. The Company uses the average cost method of determining the cost basis in computing realized gains and losses on the sale of its available-for-sale securities. Realized gains and losses are included in Financial expense, net (see Notes 8(B) and 21). During 2008 and 2007, other-than-temporary impairment loss on available for sale marketable securities amounted to $18,714 and $10,027, respectively.

G.	INVENTORIES

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable.

Cost is determined as follows:

•	Raw materials using the average or FIFO cost method.

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

Pre-contract cost are deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific contract is probable according to the guidelines of SOP 81-1.

H.	INVESTMENT IN AFFILIATED COMPANIES AND A PARTNERSHIP

Investments in companies and a partnership that are not controlled but over which the Company can exercise significant influence (generally, entities in which the Company holds between 20% and 50% of the voting rights of the investee) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Company, are eliminated. The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and the Company has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Investments in preferred shares, which are not in substance common stock, are recorded on a cost basis according to EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”.

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

Investments in non-marketable equity securities of entities in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies are recorded at cost (generally when the Company holds less than 20% of the voting rights).

Management evaluates investments in affiliates and other companies for evidence of other-than- temporary declines in value. When relevant factors indicate a decline in value that is other-than-temporary the Company recognizes an impairment loss for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. During 2008, an impairment loss of $10,514 related to the investment in Sandel Avionics Inc. (“Sandel”) was recognized (see Note 6(C)). During 2007 and 2006, no impairment loss was recorded.

I.	LONG-TERM RECEIVABLES

Long-term trade and other receivables, from extended payment agreements, are recorded at their estimated present values (determined based on the market interest rates at the date of initial recognition).

J.	LONG-TERM BANK DEPOSITS

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost. Accumulated interest is recorded as current assets; the deposits and accumulated interest approximate fair value.

K.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Company’s own use, cost includes materials, labor and overhead (including interest costs, when applicable) but not in excess of the fair value of the equipment.

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements	2-33
Instruments, machinery and equipment	3-33
Office furniture and other	4-33
Motor vehicles	15-33	(Mainly 15%)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Prepayments for operating lease and leasehold improvements are amortized generally over the term of the lease or the useful life of the assets, which ever is shorter.

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

M.	IDENTIFIABLE INTANGIBLE ASSETS

Identifiable intangible assets consist of purchased technology, customer relations and trademarks. These intangible assets are stated at cost net of accumulated amortization and are amortized over their useful life using the straight-line method, or the accelerated method, which ever better reflects their expected utilization pattern.

N.	IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For each of three years in the period ended December 31, 2008, no impairment has been identified.

O.	GOODWILL

Goodwill represents the excess of the cost of acquired businesses over the net fair values of the assets acquired and liabilities assumed. Goodwill is no longer amortized, but is instead tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

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

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

The Company identified several reporting units based on the guidance of SFAS 142, “Goodwill and Other Intangible Assets”.

For each of the three years in the period ended December 31, 2008, no impairment losses have been identified.

P.	SEVERANCE PAY

Elbit Systems and its Israeli subsidiaries’ obligation for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date, and is presented on an undiscounted basis. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The obligation is provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes profits (or losses) accumulated through the balance sheet date.

Elbit Systems and its Israeli subsidiaries have entered into an agreement with certain employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees’ employment, the company shall release to them all the amounts accrued in their insurance policies. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

Severance pay expenses for the years ended December 31, 2008, 2007 and 2006 amounted to approximately $51,567, $26,294 and $19,161, respectively.

Q.	PENSION AND POSTRETIREMENT BENEFITS

The Company presents its obligations for pension and postretirement benefits in accordance with SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statements No. 87, 88, 106 and 132(R); FAS 87, “Employers’ Accounting for Pensions” (“SFAS 158”); and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. FAS 158, which was adopted in the year ending December 31, 2006, requires a Company to recognize, on a plan-by-plan basis, the funded status of its pension and postretirement benefit plans, with a corresponding adjustment to accumulate other comprehensive loss, net of tax, in shareholders’ equity, of any unrecognized gains and losses (see Note 15).

R.	REVENUE RECOGNITION

The Company generates revenues principally from long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a minor extent, the Company provides support and services for such systems and products.

Revenues from long-term contracts are recognized primarily using Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”) according to which revenues are recognized on the percentage-of-completion basis.

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

Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage-of-completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogenous or small quantity of units, revenue is recognized based on the achievement of performance milestones, which provides a more reliable and objective measure of the extent of progress toward completion.

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

Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates and are recorded when they are probable and there is sufficient information to assess anticipated contract performance.

The Company believes that the use of the percentage-of-completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, revenue is recognized when the Company expects to perform its contractual obligations, and its customers are expected to satisfy their obligations under the contract

Management reviews periodically the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed periodically for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion.

A number of internal and external factors affect our cost estimates, including labor rates, estimated future material prices, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

factors were to change, or if different assumptions were used in estimating project cost and measuring progress towards completion, it is likely that materially different amounts would be reported in the Company’s consolidated financial statements.

In certain circumstances, sales under short-term fixed-price production type contracts or sales of products are accounted for in accordance with SAB No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), and recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

In cases where the contract involves the delivery of products and performance of services, or other obligation (e.g. buy-back obligations – see Note 17(B)), the Company follows the guidelines specified in EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF-00-21”) in order to allocate the contract elements between the products accounted for under SOP 81-1, SAB 104 and the services.

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in EITF-00-21. Service contracts primarily include operation and maintenance contracts, outsourcing-type arrangement, return and repair contracts, training, installation service, etc. Revenue from services was less than 10% of consolidated revenues in each of the fiscal years 2008, 2007 and 2006.

As for research and development costs accounted for as contract costs refer to Note 2(T).

S.	WARRANTY

The Company estimates the costs that may be incurred under its basic warranty. Such costs are: (1) estimated as part of total contract cost or (2) recorded as a liability at the time revenue for delivered products is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company does business. Factors that affect the Company’s warranty cost include the number of delivered products, engineering estimates and anticipated rates of warranty claims. The Company periodically assesses the adequacy of its recorded warranty cost and adjusts the amount as necessary. Specific warranty reserves are recorded in the period defects or potential product failures are identified and recorded based on estimates made by management. The estimates are evaluated on a periodic basis.

Changes in the Company’s provision for warranty, which is included in other payables and accrued expenses in the Balance Sheet, are as follows:

	2008	2007
Balance, at January 1	$74,113	$44,417
Warranties issued during the year	49,933	29,157
Warranties related to acquisitions	221	18,720
Warranties forfeited or exercised during the year	(31,966)	(18,181)

Balance, at December 31 (*)	$92,301	$74,113

(*)	The balance of provisions for long-term warranties is not material.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

T.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred unless the costs are related to certain contractual arrangements which are recorded as part of cost of sales, over the period that revenue is recognized, consistent with the Company’s revenue recognition accounting policy. The Company does not have significant stand-alone research and development arrangements performed for others.

The Company has certain research and development contractual arrangements that meet the requirements for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to our research and development expenses rather than as contract revenues.

Elbit Systems and certain subsidiaries in Israel receive grants (mainly royalty-bearing) from the Israeli Chief Scientist’s Office (OCS) and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead the subsidiaries are obliged to pay royalties as a percentage of future sales if and when sales from the funded projects will be generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of cost of revenues. For more information regarding OCS royalties’ commitment, please see “Note 17(A).

U.	INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized. As part of the determination of its tax liability, management exercises considerable judgment in evaluating tax positions taken by the Company in determining the income tax provision and establishes reserves for tax contingencies in accordance with FASB Interpretation No. 48, Accounting for uncertainty in income taxes, an interpretation of SFAS 109 (“FIN 48”).

The Company records interest related to its unrecognized tax benefit or exposures in the financial statements as income tax expense. The Company’s January 1, 2007 unrecognized tax benefit or exposures included $2,450 of interest ($1,404 and $806 interest exposure related to 2006 and 2005, respectively).

V.	CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents, deposits and foreign exchange forward contracts and options are invested in dollar instruments with major banks mainly in Israel and the United States. Management believes that the financial institutions that hold the Company’s investments have a high credit rating.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands, except share and per share data)

The Company entered into foreign exchange forward contracts and option strategies (together: “derivative instruments”) intended to protect against the increase in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency exposure (see Note 2(W) below).

The Company’s trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States and Europe. The Company performs ongoing credit evaluations of its customers and has not experienced in recent years any unexpected material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

W.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivatives and hedging based on SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended and related Interpretations. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings (for Cash Flow hedge transactions) or recognized in other comprehensive income until the hedged item is recognized in earnings (for Fair Value hedge transactions). The ineffective portion (which was immaterial during 2008, 2007 and 2006) of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge the changes in the fair value are included in earnings. Cash flows related to such hedges are classified as operating activities.

As part of its hedging strategy, the Company enters into forward exchange contracts in order to protect the Company from the risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in exchange rates.

The Company also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. The Company elected not to follow the designation and documentation processes required to qualify for the hedge accounting method under SFAS 133, and any gain or loss derived from such instruments is recognized immediately as financial expenses, net.

As of December 31, 2008, the Company had forward contracts with a notional amount of approximately $229,411 to purchase and sell foreign currencies ($133,258 in Euro, $85,295 in Great Britain Pounds (“GBP”) and $10,858 in other currencies). These foreign exchange forward contracts have maturities between one and five years.

As of December 31, 2008, the Company had also forward contracts with a notional amount of approximately $196,750 to purchase NIS and $136,500 million in NIS – put and call options). These foreign exchange forward put and call options have maturities of 12 months or less.

The fair value of the foreign exchange contracts and the options as of December 31, 2008 is an asset of approximately $17,700.

X.	STOCK-BASED COMPENSATION

The Company accounts for share-based arrangements under SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires all equity-based payments, including grants of employee stock options, to be recognized in the income statement based on their fair values.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

As required by SFAS 123(R), the fair value of options is estimated at grant date using a lattice-based option valuation model for options granted in 2008 and 2007 with the following weighted average assumptions:

	2008	2007	2006 (*)
Dividend yield	1.84%	2.20%	—
Expected volatility	33.72%	28.50%	—
Risk-free interest rate	2.79%	4.70%	—
Expected life	4 years	4 years	—
Forfeiture rate	0.56%	0.56%	—
Suboptimal factor	1.75	2.67	—

(*)	No options were granted during 2006.

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from traded options on Elbit Systems’ stock, historical volatility of the stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model: separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The range, given above, results from certain groups of employees exhibiting different behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Y.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

Effective January 1, 2008, we adopted SFAS 157 and effective October 10, 2008, we adopted FSP No. SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In accordance with SFAS 157, the Company measures its marketable securities, auction rate securities (“ARS”) and foreign currency derivative contracts at fair value. Its cash equivalents and marketable securities are classified within Level 1 or Level 2. This is because its cash equivalents and marketable

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

securities are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Its investments in ARS are classified within Level 3 and Level 2 because they are valued using valuation techniques (see Note 8(B)). Some of the inputs to these models are unobservable in the market and based on similar transactions and are significant. The Company’s foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Available for sale long-term marketable securities are classified as Level 1, since they are traded equity securities.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Description		Fair value measurement at reporting date using
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Short term available for sale securities (*)	$3,731	$731	$—	$3,000
Foreign currency derivative contracts	20,013	—	20,013	—
Long term available for sale securities	2,999	2,999	—	—

Total assets	$26,743	$3,730	$20,013	$3,000

(*)	Investment in short-term available-for-sale securities includes $3,000 of ARS (see Note 8(B)).

The following table presents our assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in SFAS 157 at December 31, 2008 (in thousands):

Level 3
Balance, at December 31, 2007	$20,885
Realized loss included in earning	(18,714)
Release from other comprehensive income	829

Balance, at December 31, 2008	$3,000

For available-for-sale marketable securities not actively traded, fair values are estimated using values obtained from the Company’s asset managers. To estimate the value of these investments the asset managers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, availability of insurance and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

The fair value of long-term loans is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

The fair value of foreign currency contracts (used for hedging purposes) and options are estimated by obtaining current quotes from bankers.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

It was not practicable to estimate the fair value of the Company’s investments in shares of non-public companies that are accounted for under the cost method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies as of December 31, 2008 and 2007 were $3,745 and $14,259, respectively, and represent the original cost of acquisition. As noted in Note 2(H) above, management continually monitors such investments for other-than-temporary decline in value, and in 2008 an amount of $10,514 was recorded as an other-than-temporary impairment loss in the investment in Sandel (see Note 6(C)).

Z.	BASIC AND DILUTED NET EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted earnings per ordinary share when their effect is anti-dilutive.

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

The Company’s assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions. Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimation of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

UAV Tactical Systems Ltd. (“U-TacS”), in the U.K. is considered to be a variable interest entity. As Elbit Systems is the primary beneficiary and holds majority voting rights in U-TacS (51%), U-TacS is consolidated in the Company’s financial statements.

AB.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

(1)	In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

(2)	In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 to have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

(3)	In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.

SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries.

(4)	EITF Issue No. 08-6, “Equity-Method Investment Accounting”(“EITF 08-6”) concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value of contingent consideration. Equity-method investment should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss be recognized on the portion of the investor’s ownership sold. EITF 08-6 will be effective for the reporting period beginning after December 15, 2008. The Company does not expect a material impact on its consolidated financial statements from the adoption of EITF 08-6.

(5)	In December 2007, the FASB ratified a consensus opinion on EITF Issue 07-1, “Accounting for Collaborative Arrangements” (“EITF 07-1”). The guidance in EITF 07-1 defines collaborative arrangements and establishes presentation and disclosure requirements for transactions within a collaborative arrangement (both with third parties and between participants in the arrangement). The guidance in EITF 07-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. The guidance requires retrospective application to all collaborative arrangements existing as of the effective date, unless retrospective application is impracticable. The impracticability evaluation and exception should be performed on an arrangement-by-arrangement basis. The Company does not believe that the adoption of EITF 07-1 will have a significant effect on its financial statements.

AC.	RECENTLY ISSUED ACCOUNTING PRONOUNCMENTS

(1)

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

(2)	In October 29, 2008, the FASB issued FSP No.132 (R)-a, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to require that an employer disclose the following information about the fair value of plan assets: 1) the level within the fair value hierarchy in which fair value measurements of plan assets fall; 2) information about the inputs and valuation techniques used to measure the fair value of plan assets; and 3) a reconciliation of beginning and ending balances for fair value measurements of plan assets using significant unobservable inputs. The FSP will be effective for fiscal years ending after December 15, 2009, with early application permitted. Application of the FSP would not be required for earlier periods that are presented for comparative purposes. The Company is currently evaluating the potential impact of adopting this FSP on its disclosures in the financial statements.

(3)	EITF Issue No. 08-7, “Defensive Intangible Assets” (“EITF 08-7”), requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets should not be included as part of the cost of the acquirer’s existing intangible assets because the defensive intangible assets are separately identifiable. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141(R) and SFAS 157. EITF 08-7 will be effective for the reporting period beginning after December 15, 2008. The Company does not expect a material impact on its consolidated financial statements from adoption of EITF 08-7.

AD.	RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

Note 3 – TRADE RECEIVABLES, NET

	December 31,
	2008	2007
Receivables (*)	$405,796	$333,999
Unbilled receivables	76,685	101,756
Less – allowance for doubtful accounts	(5,471)	(3,794)

	$477,010	$431,961

(*) Includes affiliated companies	$9,608	$9,914

Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of contract as of the balance sheet date. Accounts receivable related to claims are items that we believe are earned, but are subject to uncertainty concerning their determination of ultimate realization. Such amounts were not material as of the balance sheet date. Accounts receivable, other than those detailed under Note 8(A), are expected to be billed and collected during 2009.

As for long-term trade receivables – see Note 8(A).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 4 – OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2008	2007
Deferred income taxes, net	$24,936	$18,606
Prepaid expenses	44,476	54,185
Government institutions	52,559	45,190
Receivables related to the sale of Mediguide shares (see Note 6(B))	49,777	—
Others	32,242	12,886

	$203,990	$130,867

Note 5 – INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2008	2007
Cost incurred on long-term contracts in progress	$715,698	$513,927
Raw materials	143,905	123,466
Advances to suppliers and subcontractors	41,211	61,158

	900,814	698,551
Less—
Cost incurred on contracts in progress deducted from customer advances (see Note 13) (*)	106,263	69,199
Advances received from customers (*)	99,907	131,177
Provision for losses on long-term contracts	47,083	17,572

	$647,561	$480,603

(*)	The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances.

Note 6 – INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A.	Investments in affiliated companies:

	December 31,
	2008	2007
Companies accounted for under the equity method	$58,555	$51,902
Companies accounted for on a cost basis	3,745	14,259

	$62,300	$66,161

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

B.	Investments in companies accounted for under the equity method:

	December 31,
	2008	2007
SCD (1)	$41,456	$36,594
VSI (2)	5,111	4,671
Opgal (3)	7,263	5,992
Chip PC (4)	665	1,853
Others	4,060	2,792

	$58,555	$51,902

(1)	Semi Conductor Devices (“SCD”) is an Israeli partnership held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. (“Rafael”). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(2)	Vision Systems International LLC (“VSI”), based in San Jose, is a California limited liability company that is held 50% by ESA and 50% by a subsidiary of Rockwell Collins Inc. VSI operates in the area of helmet mounted display systems for fixed-wing military aircraft. VSI is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(3)	Opgal Optronics Industries Ltd. (“Opgal”) is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company’s financial statements.

(4)	Chip PC Ltd. (“Chip PC”) is an Israeli company of which approximately 19% (16.3% on a fully diluted basis) is held by the Company. Chip PC develops and manufactures “Post PC” solutions, focused on enabling server-based-computing technologies to replace traditional PCs and deploy and control large numbers of workstations. In July 2007, Chip PC completed an initial public offering (“IPO”) on the Tel Aviv Stock Exchange (“TASE”). Following the offer, Chip PC became a publicly-traded company registered in Israel. As a result of the IPO, the Company recognized in 2007 an immaterial loss. The Company has significant influence in Chip PC due to its representatives in the Board of Directors and as such the investment is recorded according to the equity method of accounting. As of December 31, 2008, the Company identified impairment indicators in Chip PC and wrote-down the investment in Chip PC to its fair market value of $665, recognizing an impairment loss of approximately $800, included in equity in net earnings of affiliated companies.

(5)	Mediguide Inc. (“Mediguide”) and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company. The share capital of Mediguide, consisted of Common shares and Preferred A, B, C and D shares. The Common shares and the Preferred shares both had voting rights. The Company held all of the Common shares of Mediguide which constituted approximately 55% (41% on a fully diluted basis) of the voting rights of Mediguide. The preferred shareholders had certain participating rights and accordingly, based on the guidance in EITF 96-16, the Company did not consolidate Mediguide. The carrying value of the investment in Mediguide was zero. On December 22, 2008, a definitive agreement was signed with St. Jude Medical to sell all of Mediguide’s outstanding shares (see Note 22). As a consequence, the Company sold its entire interest in Mediguide in December 2008 (see Notes 1(F) and 22).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

(6)	Starling Advanced Communications Ltd. (“Starling”) develops products in the area of internet communications through satellite transmissions and broad band information transfer for commercial aircraft. In May 2007, Starling completed an IPO on the TASE. Following the offering, Starling became a publicly-traded company registered in Israel, and the Company’s share ownership in Starling was diluted from approximately 21% to approximately 16% (or 10% on a fully diluted basis). In addition, the Company holds 52,358 options on debenture convertible shares issued by Starling. As a result of Starling’s IPO, the Company recorded in 2007 a gain in the amount of approximately $595 as an increase to shareholders equity, since Starling is a development stage company.

(7)	Equity in net earnings (losses) of affiliated companies is as follows:

	Year ended December 31,
	2008	2007	2006
Tadiran (*)	$—	$716	$3,988
SCD	8,682	7,922	5,466
VSI	4,338	4,590	5,354
Others	1,415	1,337	(65)

	$14,435	$14,565	$14,743

(*)	The Company’s share in Tadiran’s 2006 results included a loss of $2,400 as a result of exercise of options in Tadiran. Until the date of the Company’s tender offer for Tadiran’s shares in 2007, Tadiran results were included under the equity method.

(8)	The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,
	2008	2007
Current assets	$165,455	$188,923
Non-current assets	36,595	30,812

Total assets	$202,050	$219,735

Current liabilities	$77,138	$95,692
Non-current liabilities	27,152	23,787
Shareholders’ equity	97,760	100,256

	$202,050	$219,735

Income Statement Information:

	Year ended December 31,
	2008	2007	2006
Revenues	$326,702	$331,971	$298,499
Gross profit	$98,291	$89,960	$79,309
Net income	$32,914	$12,830	$18,902

(9)	See Note 17(E) for guarantees.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

C.	Investments in companies accounted for on a cost basis

	December 31,
	2008	2007
ISI (1)	$1,830	$1,830
Sandel (2)	1,900	12,414
Others	15	15

	$3,745	$14,259

(1)	ImageSat International N.V. (“ISI”), held 14% (10% on a fully diluted basis) by the Company, is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes. See also Note 17(C).

(2)	Sandel Avionics, Inc. (“Sandel”) based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market. In 2006, ESA’s subsidiary Kollsman, Inc. (“Kollsman”) acquired Preferred B Shares of Sandel, which constitute a 20% interest in Sandel on a fully diluted and as converted basis. The investment in Sandel is accounted on a cost basis in accordance with EITF 02-14. During the fourth quarter of 2008, the fair value of Sandel decreased as a result of a decrease in Sandel’s backlog and estimated future cash flows. Based on a valuation prepared by an independent appraiser (see also Note 2(Y)), the Company recognized an other-than-temporary impairment loss of approximately $10,514 pre-tax of its investment in Sandel, which was classified in Other Income, net in the Consolidated Statement of Income.

Note 7 – COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE, NET

	December 31,
	2008	2007
Receivables from insurance company	$—	$25,884
Net of contingent payment to Koor	$—	10,354

	$—	$15,530

On March 17, 2001, a fire broke out in the manufacturing plants in two of Elisra’s subsidiaries. The fire caused damages to equipment, building, inventory and work in progress. Through December 31, 2007, advances were received from the Phoenix Insurance Company (“Phoenix”) in the aggregate amount of approximately $10 million.

Upon the acquisition of Elisra in 2005, as part of the assets purchased in the business combination, Elbit Systems recorded, at that time, the receivables from Phoenix at their estimated value of approximately $26 million considering the advances previously received from the insurance company in years prior to the acquisition.

On March 17, 2008, the District Court of Tel-Aviv approved a Settlement Agreement between the Elisra subsidiaries and Phoenix. Under the Settlement Agreement Phoenix paid Elisra approximately $38 million in addition to approximately $10 million in insurance proceeds already paid. In accordance with the terms of the agreement signed in 2005 between the Company and Koor Industries Ltd. (“Koor”), in connection with the acquisition by the Company of Elisra’s shares held by Koor as part of the consideration for the purchase price of the Elisra shares, the Company agreed to pay Koor a portion of any insurance proceedings received as a result of the claim against Phoenix. Accordingly, as a result of

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

the Settlement Agreement, the Company paid Koor a sum of approximately $13 million. As a result of the settlement, the Company recorded in 2008 a gain of $4.1 million pre-tax in Other Income and an amount of $2.1 million in the minority interest in earnings of subsidiaries.

Note 8 – LONG-TERM DEPOSITS AND SECURITIES

A.	Long–term bank deposits and trade receivables

	December 31,
	2008	2007
Deposits with banks (1)	$2,060	$1,999
Long-term trade and other receivables (2)	7,609	8,754
Other deposits with banks (3)	28,077	9,994

	$37,746	$20,747

(1)	The deposits are held as collateral for loans granted to the Company’s employees and are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $687 (2007—$665).

(2)	Includes long-term trade receivables in the amount of $6,390 and $7,618 as of December 31, 2008 and 2007, respectively, of which $393 and $56 are unbilled long-term receivables as of December 31, 2008 and 2007, respectively.

(3)	Restricted deposits in respect of bank guarantee issued.

B.	Marketable securities

	December 31,
	2008	2007
Short-term available for sale marketable securities (*)	$3,731	$2,830
Long-term marketable securities (*)	—	20,885
Long-term available for sale securities	2,999	—

	$6,730	$23,715

(*)	Auction Rate Securities (“ARS”) held as a result of the acquisition of Tadiran are private placement securities with long-term nominal maturities for which the interest rates are reset through a “dutch” auction each month. The monthly auctions historically have provided a liquid market for these securities. The Company’s investments in ARS represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. Some of the underlying collateral for the ARS held by the Company consists of sub-prime mortgages.

With the liquidity issues experienced in global credit and capital markets, the ARS have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

The fair value in 2007 was determined based on evaluation models applied by investment banks that have acted as the Company’s broker in certain purchases of ARS positions, which estimated the value of the ARS according to the expected discounted cash flow (“DCF”) for each of the ARS. The DCF calculation was based on the following parameters: the underlying securities, type

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

of collateral, estimated duration, risk premium, insurance (if any), overall capital market liquidity conditions and comparable securities and market indexes. The principal assumptions of the model were: (1) the ARS will pay interest on time; and (2) the ARS will have an average term (estimated duration to reach full liquidity) of five years.

In addition, the Company consulted with individuals with applicable expertise within the investment banks, and following a review of the relevant above-mentioned parameters and assumptions, the Company concluded in 2007 that the value of each of the ARS derived from the investment banks’ models can be used as an estimate of its fair value.

As a result of the failed auctions, in recent periods the Company’s ARS are illiquid until there is a successful auction for them. Accordingly, the entire amount of such remaining ARS has been reclassified in 2007 from current to non-current assets on the Company’s balance sheet.

During 2008, in recognition of management’s intention to dispose of the ARS in the short-term, observable prices in non-active markets were obtained to establish the value. The ARS were classified as short-term marketable securities.

The estimated market value of the ARS holdings at December 31, 2008 and 2007 was approximately $3.0 and $20.9 million, respectively, which reflects an $18.8 and $10 million other-than-temporary impairment in their fair values at December 31, 2008 and 2007, respectively. See Note 2(Y).

Note 9 – PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2008	2007
Cost (1):
Land, buildings and leasehold improvements (2)	$244,655	$217,303
Instruments, machinery and equipment (3)	483,169	449,345
Office furniture and other	60,371	54,392
Motor vehicles	69,981	58,808

	858,176	779,848
Accumulated depreciation	(474,090)	(427,146)

Depreciated cost	$384,086	$352,702

Depreciation expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $79,779, $69,523 and $50,323, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $30,683 and $22,678 as of December 31, 2008 and 2007, respectively.

(2)	Set forth below is additional information regarding the real estate ,owned or leased by the Company:

	Israel (a)	U.S. (b)	Other Countries (c)
Owned	1,470,000 square feet	725,000 square feet	336,000 square feet
Leased	1,630,000 square feet	64,000 square feet	270,000 square feet

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

(a)	Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems’ Israeli subsidiaries.

(b)	Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America in Texas, New Hampshire, Florida, Alabama, Virginia, Georgia and Kansas.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in the U.K., Romania, Belgium, Germany and Brazil.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $138,672 and $107,107 as of December 31, 2008 and 2007, respectively.

As for pledges of assets – see Notes 17(E) and 17(I).

Note 10 – GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS, NET

A.	Composition:

	Weighted average useful lives	December 31,
Identifiable Intangible Assets		2008	2007

Original cost:
Technology (1)	12	$171,800	$165,297
Customer relations (2)	5	160,004	158,606
Trade marks and other (3)	15	43,758	42,592

		375,562	366,495

Accumulated amortization:
Technology		66,534	53,065
Customer relations		33,862	11,738
Trade marks and other		4,655	703

		105,051	65,506

Amortized cost		$270,511	$300,989

Goodwill		$323,772	$335,266

(1)	The technology acquired consists of the following major items as follows:

In 2000, Elbit Systems completed a merger with Elop. A portion of the purchase price was allocated to technology in the amount of approximately $45,000.

In 2000, ESA’s subsidiary EFW Inc. (“EFW”) acquired from Honeywell Inc. (“Honeywell”), Honeywell’s business relating to head-up displays and tracking systems for pilot helmets. An amount of $9,300 was allocated to the acquired technology.

In 2001 and 2002, the Company acquired a Brazilian company which serves as a center for the production and logistic support of defense electronics programs in Brazil. An amount of $5,500 was allocated to technology related to the maintenance and support of avionic equipment.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

In 2002, Elbit Systems acquired the business of the Defense Systems Division of Elron Telesoft in consideration for $5,700. An amount of $5,100 was allocated to the technology.

In 2005, the Elbit Systems acquired 70% of Elisra’s shares, in consideration for $68,800. An amount of $21,300 was allocated to the technology.

In 2005 through 2007, Elbit Systems acquired all of Tadiran’s shares, as detailed in Note 1(C) above. An amount of $70,300 was allocated to technology related to communication equipment and C4ISR.

(2)	Includes mainly customer relations resulting from the acquisition of Tadiran ($137,300) and FTL ($9,000) in 2007.

(3)	Includes trade marks in the amount of $8,000 acquired in the merger with Elop in 2000, and an amount of $33,200 that was allocated to trade marks resulting mainly from the acquisition of Tadiran in 2005—2007.

B.	Amortization expenses amounted to $40,140, $29,891 and $8,176 for the years ended December 31, 2008, 2007 and 2006, respectively.

C.	The estimated aggregate amortization expense for each of the five succeeding fiscal years:

2009	$39,560
2010	36,538
2011	34,951
2012	33,078
2013	30,722

D.	Changes in goodwill, during the years 2007 and 2008, are as follows:

	2008	2007
Balance, at January 1	$335,266	$58,402
Translation differences (*)	(3,432)	—
Goodwill acquired during the year:
Tadiran (**)	(10,335)	264,809
FTL	—	12,055
ICI	2,273	—

Balance, at December 31	$323,772	$335,266

(*)	Translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

(**)	During 2008, the Company decreased certain tax liabilities previously recognized in connection with the purchase price allocation of Tadiran.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 11 – SHORT-TERM BANK CREDIT AND LOANS

	December 31,
	2008	2007	2008	2007
	Interest Rate
Short-term bank loans:
In U.S. dollars	—	7.0-7.01%	$—	$7,915
In Euro and GBP	5%	6.7-7.14%	5,982	757

			5,982	8,672

Short-term bank credit:
In U.S. dollars	—	5.8%	—	1,727
In NIS unlinked and GBP	3.29-7.14%	—	349	19

			349	1,746

			$6,331	$10,418

Weighted average interest rate	4.91%	6.77%

Note 12 – OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2008	2007
Payroll and related expenses	$106,095	$116,019
Provision for vacation pay	30,243	30,148
Provision for income taxes, net of prepayment	42,740	20,718
Tax obligation	18,939	9,865
Value added tax (“VAT”) payable	5,486	7,128
Provisions for royalties	29,851	30,024
Provision for warranty	92,301	74,113
Liability in respect of hedge transactions	941	15,943
Provision for losses on long-term contracts	53,240	35,029
Others (*)	91,842	90,759

	$471,678	$429,746

(*)	Others primarily includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g. damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 13 – CUSTOMERS ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2008	2007
Advances received	$810,832	$848,234
Less -
Advances presented under long-term liabilities	115,470	137,296
Advances deducted from inventories	99,907	131,177

	595,455	579,761
Less -
Costs incurred on contracts in progress (see Note 5)	106,263	69,199

	$489,192	$510,562

As for guarantees and liens, see Notes 17(E), 17(F) and 17(I).

Note 14 – LONG-TERM LOANS

	Currency	Interest %	Years of maturity	December 31,
				2008	2007
Long-term banks loans	U.S. dollars	Libor + 0.8-2.57%	mainly 2-3	$251,056	$412,040
	GBP	Libor + 0.875%	mainly 2-3	21,888	30,072
Other long-term loans	GBP	Libor + 1%		5,898	7,859

				278,842	449,971
Less-current maturities				9,082	18,659

				$269,760	$431,312

As of December 31, 2008 the Libor annual rate:

For long-term loans denominated in U.S. dollars was 2%.

For long-term loans denominated in GBP was 3.07%.

The maturities of these loans for periods after December 31, 2008 are as follows:

2009 – current maturities	$9,082
2010	269,388
2011	—
2012	186
2013	186

$278,842

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

U. S. dollars (In thousands)

Note 15 – BENEFIT PLANS AND OBLIGATIONS FOR TERMINATIONAL INDEMNITY

The Company’s subsidiaries ESA, Telefunken and a European subsidiary sponsored benefit plans for their employees in the U.S., Germany and Belgium, respectively, as follows:

Defined Benefit Retirement Plan based on Employer’s Contributions

a)	ESA has three defined benefit pension plans (the “Plans”) which cover the employees of EFW and Kollsman. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash through a financial institution, as the investment manager of the Plans’ assets. Pension expense is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employee. The measurement date for the EFW and Kollsman benefit obligation is December 31. In November 2008, ESA ratified a new union agreement, which resulted in a higher multiplier for benefit payments. Additionally, in 2008, ESA revised its retirement and mortality estimates based on more recent experience factors, which resulted in 2008 as actuarial loss.

b)	Telefunken Radio Communication Systems GmbH & Co. (“Telefunken”), a wholly-owned German subsidiary, has mainly one defined benefit pension plan (the “P3-plan”) which covers all employees. The P3-plan provides for yearly cash balance credits equal to a percentage of a participant’s compensation which accumulate together with the respective interest credits on the employee’s cash balance accounts. In case of an insured event (retirement, death, disability) the benefits can be paid as a lump sum, in installments or as a life-long annuity. The P3-plan is an unfunded plan.

Under the P3-plan, employees are eligible to contribute salary deductions in order to increase their pension benefits. The plan provisions are similar to those for employer’s contributions. No funding takes place for those benefits.

In addition, Telefunken sponsors an early retirement program – Altersteilzeit Plan (the “ATZ-plan”) designed to create an incentive for employees within a certain age group to transition from (full or part-time) employment into retirement before the legal retirement age. The ATZ-plan benefits are granted for a period between 24 and 60 months to all eligible employees who sign an individual ATZ-plan contract. The employee is required to work regular work hours during a working phase (active period), which is followed by a non-working phase of the same length (inactive period). The total benefits are comprised of:

1)	the ordinary 50% of salary for the ATZ-plan – paid during the active and inactive period,

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

Member contributions are not required. The ATZ-plan is an unfunded plan. The benefit obligation in ATZ-plan has changed significantly in 2008 because of the addition of 17 new plan participants. The plan was accounted for according to EITF 05-5.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

c)	A wholly-owned European subsidiary in Belgium has a defined benefit pension plan, which is divided into two categories:

1)	Normal retirement benefit plan, with eligibility at age 65. The lump sum is based on employee contributions of 2% of the final pensionable salary up to certain breakpoint, plus 6% exceeding the breakpoint at a maximum of 5% of pensionable salary, and the employer contributions, with a maximum of 40 years. The vested benefit is equal to retirement benefit calculated with the pensionable salary and pensionable service observed at the date of leaving service.

2)	Pre retirement death benefit to employees.

The plan is funded and includes profit sharing.

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2008 and 2007:

	December 31,
	2008	2007
Changes in benefit obligation:
Benefit obligation at beginning of year	$75,557	$56,779
Newly consolidated subsidiaries	—	12,905
Service cost, end of year	5,882	5,615
Interest cost	4,529	4,017
Amendments	(215)	—
Actuarial losses	5,998	(1,854)
Benefits paid	(1,894)	(1,905)

Benefit obligation at end of year	$89,857	$75,557

Changes in Plan Assets:
Fair value of Plans assets at beginning of year	54,309	43,154
Newly consolidated subsidiaries	—	1,718
Actual return on Plan assets (net of expenses)	(12,670)	4,605
Employer contribution	4,444	6,384
Benefits paid	(1,568)	(1,552)

Fair value of Plans assets at end of year	$44,515	$54,309

Accrued benefit cost, end of year:
Funded status	(45,342)	(21,248)
Unrecognized prior service cost	935	544
Unrecognized net actuarial loss	34,078	11,169

Accrued benefit cost, end of year	$(10,329)	$(9,535)

Amount recognized in the statement of financial position:
Accrued benefit liability, current	(11,160)	(11,345)
Accrued benefit liability, non-current	(34,435)	(9,988)
Accumulated other comprehensive loss pre-tax	35,266	11,798

Net amount recognized	$(10,329)	$(9,535)

Weighted average assumptions:
Discount rate as of December 31,	6.08%	6.09%
Expected long-term rate of return on Plan’s assets	7.71%	7.62%
Rate of compensation increase	2.85%	2.83%

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

	Year ended December 31,
	2008	2007	2006
Components of the Plan’s net periodic pension cost:
Service cost	$5,883	$5,615	$3,869
Interest cost	4,529	4,017	2,981
Expected return on Plan assets	(4,565)	(3,761)	(2,938)
Amortization of prior service cost	(110)	(99)	—
Amortization of transition amount	60	63	14
Recognized net actuarial loss	369	757	846

Total net periodic benefit cost	$6,166	$6,592	$4,772

Asset	Allocation by Category as of December 31:

	2008	2007
Asset Category
Equity Securities	52.5%	53.0%
Debt Securities	45.0%	41.5%
Other	2.5%	5.5%

Total	100%	100%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2008	2007
Asset Category
Equity Securities	60.0%	60.0%
Debt Securities	37.0%	37.0%
Other	3.0%	3.0%

Total	100%	100%

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to at least meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2008 Plan year and the quarterly contributions requirements for the 2008 Plan year have been satisfied as of December 31, 2008. However, ESA anticipates that it will make an additional discretionary contribution of approximately $15,607 during 2009 in order to increase the Plan’s funded current liability percentage. Benefit payments over the next five years are expected to be $2,209 in 2009; $2,560 in 2010; $2,894 in 2011, $3,405 in 2012 and $3,899 in 2013.

Retiree	Medical Plan

Effective January 1, 2003, ESA commenced offering retiree medical benefits to a limited number of retirees at EFW, in accordance with benefits agreed upon as part of union negotiations in 2002.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

The measurement date for ESA benefit obligation is December 31, 2008. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2008 and 2007.

	December 31 2008	December 31 2007
Change in Benefit Obligation:
Benefit obligation at beginning of period	$1,397	$1,387
Service cost	87	67
Interest cost	80	75
Actuarial loss	1,111	9
Employee contribution	25	—
Benefits paid	(153)	(141)

Benefit obligation at end of period	$2,547	$1,397

Change in Plan Assets:
Fair value of plan assets at beginning of period	$—	$—
Employer contribution	128	141
Employee contribution	25	—
Benefits paid	(153)	(141)

Fair value of plan assets at end of period	$—	$—

Accrued benefit cost, end of period:
Funded status	$(2,547)	$(1,397)
Unrecognized net actuarial gain	776	(352)
Unrecognized prior service cost	373	523

Accrued benefit cost, end of period	$(1,398)	$(1,226)

Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(140)	$(122)
Accrued benefit liability, non-current	(2,407)	(1,275)
Accumulated other comprehensive loss, pretax	1,149	171

Net amount recognized	$(1,398)	$(1,226)

Current	$140	$122
Non-Current	$1,258	$1,104

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

	Year ended December 31,
	2008	2007
Components of net periodic pension cost (for period):
Service cost	$87	$67
Interest cost	80	76
Amortization of prior service cost	150	150
Recognition of net actuarial gain	(17)	(20)

Total net periodic benefit cost	$300	$273

Assumptions as of end of period:
Discount rate	6.34%	6.00%
Health care cost trend rate assumed for next year	8.00%	8.00%
Ultimate health care cost trend rate	5.00%	5.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2008 is as follows:

	1% increase	1% decrease
Net periodic benefit cost	$19	$(17)
Benefit obligation	$199	$(179)

Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $3,115, $2,738 and $2,503 for the years ended December 31, 2008, 2007 and 2006, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

Non-Qualified Defined Contribution Plan

In 2007, ESA implemented two new benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary and bonus or any amount below that to the 409(A) plan. ESA will provide a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The intent was to provide comparable defined contribution plan benefits for the senior management across three ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions transferred into the plan totaled $519 in 2008 and $485 in 2007, and the total ESA contribution to the plan was $93 for 2008 and $92 for 2007. The cash surrender value of these life insurance policies was $1,393 and $1,414 at December 31, 2008 and 2007, respectively. As of December 31, 2008, no executive had vested in the plan.

The second plan implemented is a non-qualified, defined benefit plan for the top four executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. They are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets currently are valued at $446 and $651 at December 31, 2008 and 2007, respectively. Related liability for the pension payments is $599 and $535 at December 31, 2008 and 2007, respectively. As of December 31, 2008, no executives had vested in the plan.

Note 16 – TAXES ON INCOME

A.	APPLICABLE TAX LAWS

(1)	Measurement of taxable income under Israel’s Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes for Elbit Systems and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained above in Note 2(B), the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

(2)	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

Elbit Systems and most of its subsidiaries in Israel are “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

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

Accordingly, certain income of the companies, derived from the “Approved Enterprise” expansion programs is tax exempt for two-years and subject to reduced tax rates of 25% for a five-year to eight-year period or tax exempt for a ten-year period commencing in the year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2008, the tax benefits for these exiting expansion programs will expire within the period of 2009 to 2017.

The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens – see Note 17(J)). As of December 31, 2008, the Company’s management believes that the companies are meeting all conditions of the approvals.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

As of December 31, 2008, retained earnings of Elbit Systems and its Israeli subsidiaries included approximately $438,000 in tax-exempt profits earned by the companies’ “Approved Enterprises”. If the retained tax-exempt income is distributed, in manner other than liquidation, it would be taxed at the corporate tax rate applicable to such profits as if Elbit Systems had not elected the alternative tax benefits track (currently – 25%), and an income tax liability would be incurred of approximately $109,000 as of December 31, 2008.

The companies’ boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the companies’ “Approved Enterprises” and “Privileged Enterprise”, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the “Approved Enterprise” and “Privileged Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (see also Note 16(I)).

Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the above mentioned law and is taxed at the regular tax rate of 27%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

B.	NON – ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

C.	INCOME BEFORE TAXES ON INCOME

	Year ended December 31,
	2008	2007	2006
Income before taxes on income:
Domestic	$257,139	$42,310	$44,712
Foreign	49,341	46,682	27,504

	$306,480	$88,992	$72,216

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

D.	TAXES ON INCOME

	Year ended December 31,
	2008	2007	2006
Taxes on income:
Current taxes:
Domestic	$46,443	$26,658	$15,124
Foreign	14,245	22,551	8,302

	60,688	49,209	23,426

Adjustment for previous years:
Domestic	2,025	(12,671)	1,928
Foreign	(146)	2,937	—

	1,879	(9,734)	1,928

Deferred income taxes:
Domestic	(8,691)	(18,667)	(3,856)
Foreign	491	(6,998)	(804)

	(8,200)	(25,665)	(4,660)

	$54,367	$13,810	$20,694

E.	Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, the Company must review all of its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue. The impact on the Company’s consolidated financial position and results of operations as a result of the adoption of the provisions of FIN 48 was $4,846, which was recognized as an adjustment to opening retained earnings.

At December 31, 2008, the Company had a liability for unrecognized tax benefits of $24,574 and an accrual of $3,180 for the payment of related interest.

During 2008, Elbit Systems and its subsidiaries were subject to examination by various tax authorities in jurisdictions such as Israel, the United States and Europe.

During 2008 and 2007, the Company had settled certain income tax matters in Israel covering multiple years. As a result of the settlement of the tax matters, the Company recorded a reduction in “Provision for income taxes” of $1,633 and $16,081, respectively, related to settlement of tax matters of which $1,326 and $15,409 was recorded in the statements of income in “Provision for income taxes.”

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
Balance at the beginning of the year	$25,443	$18,704
Additions based on tax positions taken during a prior period	635	5,858
Reductions related to settlement of tax matters	(1,633)	(16,081)
Additions related to acquisitions	—	10,500
Additions related to interest and currency changes	654	2,116
Additions based on tax positions taken during the current period	2,655	4,346

Balance at the end of the year	$27,754	$25,443

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. As a result of ongoing examinations, tax proceedings in certain countries, additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2008, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months. The following describes the open tax years, by major tax jurisdiction, as of December 31, 2008:

United States	2005 - present
Israel	2003 - present

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

F.	DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are based on separate tax jurisdiction as follows:

	Total	Deferred (1) Tax asset (liability)
		Current	Non-current
As of December 31, 2008
Deferred tax assets:
Reserves and allowances	$28,179	$13,396	$14,783
Inventory	8,053	8,053	—
Investment in affiliates	5,285	5,285	—
Others	2,411	1,080	1,331
Net operating loss carry forwards	26,491	10,383	16,108

	70,419	38,197	32,222
Valuation allowance	(36,282)	(13,261)	(23,021)

Net deferred tax assets	34,137	24,936	9,201

Deferred tax liabilities:
Intangible assets	(60,876)	—	(60,876)
Property, plant and equipment	(13,180)	—	(13,180)
Reserves and allowances	12,804	—	12,804

	(61,252)	—	(61,252)

Net deferred tax assets (liabilities)	(27,115)	24,936	(52,051)

As of December 31, 2007
Deferred tax assets:
Reserves and allowances	$45,307	$17,155	$28,152
Inventory	4,333	3,367	966
Investment in affiliates	1,429	1,429	—
Other assets	4,702	788	3,914
Net operating loss carry forwards	36,793	4,786	32,007

	92,564	27,525	65,039
Valuation allowance	(54,635)	(8,919)	(45,716)

Net deferred tax assets	37,929	18,606	19,323

Deferred tax liabilities:
Intangible assets	(72,265)	—	(72,265)
Property, plant and equipment	(7,675)	—	(7,675)
Reserves and allowances	(1,199)	—	(1,199)

	(81,139)	—	(81,139)

Net deferred tax assets (liabilities)	(43,210)	18,606	(61,816)

(1) The current tax asset is included in other receivables and prepaid expenses.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

G.	As of December 31, 2008, Elbit Systems’ Israeli subsidiaries have estimated total available carry forward tax losses of approximately $103,900, and its non-Israeli subsidiaries have estimated available carry forward tax losses of approximately $7,100. These losses of the Israeli subsidiaries can be offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carry forward losses amount to approximately $26,500 in respect of which a valuation allowance has been recorded in the amount of approximately $25,200.

H.	Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,
	2008	2007	2006
Income before taxes as reported in the consolidated statements of income	$306,480	$88,992	$72,216
Statutory tax rate	27%	29%	31%

Theoretical tax expense	$82,750	$25,808	$22,387

Tax benefit arising from reduced rate as an “Approved and Privileged Enterprise” and other tax benefits (*)	(44,002)	(25,631)	(17,261)
Tax adjustment in respect of different tax rates for foreign subsidiaries	331	1,443	1,018
Operating carry forward losses for which valuation allowance was provided	1,215	4,272	6,542
Increase in taxes resulting from nondeductible expenses	6,775	8,534	1,926
Difference in basis of measurement for financial reporting and tax return purposes	6,117	8,879	4,548
Taxes in respect of prior years (**)	1,879	(9,734)	1,928
Other differences, net	(698)	239	(394)

Actual tax expenses	$54,367	$13,810	$20,694

Effective tax rate	17.7%	15.5%	28.7%

(*) Net earnings per share – amounts of the benefit resulting from the Approved and Privileged Enterprise
Basic	1.05	0.61	0.42

Diluted	1.03	0.61	0.41

(**)	Taxes in respect of prior years:

The Company prepares its tax provisions in accordance with the rules and estimates that are applicable at the end of each year.

In 2006, the Company recorded a tax provision in an amount of $1.9 million as a result of the finalization by the Israeli Tax Authorities of the tax assessment for one of the Company’s subsidiaries, which increased the Company’s tax liability for prior years. This adjustment was a result of the Tax Authorities’ adoption of a change in its prior position with respect to its interpretation of the relevant rules.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

The adjustment in the 2007 results for prior years included a reduction in tax liability of $12.0 million attributable to the Israeli operations of the Company and certain subsidiaries and a $2.3 million increase in tax liability attributable to the Company’s foreign subsidiaries. The adjustment in the Company’s foreign subsidiaries tax liability was a result of new information regarding deductible expenses received by the Company during the course of a tax audit in 2007, and as such, it was included in the 2007 provision.

During 2007, the Israeli Tax Authorities conducted and finalized a tax audit for the years 2001 through 2005. The results of the final tax assessment by the Tax Authorities were in favor of the Company, thus resulting in the reduction to tax liability of $12.0 million referred to above.

In 2008, the Company recorded a tax provision in an amount of $1.9 million mainly as a result of the finalization by the Israeli Tax Authorities of the tax assessment for some of the Company’s subsidiaries, which increased the Company’s tax liability for prior years. This adjustment was a result of the Tax Authorities’ adoption of a change in its prior position with respect to its interpretation of the relevant rules.

I.	AMENDMENT TO THE INCOME TAX ORDINANCE

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2004 – 35%, in 2005 – 34%, in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

In February 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustment) Law, 1985, which limits the scope of the law starting in 2008 and thereafter. Beginning in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

J.	Final tax assessments have been received by the Company up to and including the tax year ended December 31, 2005 and by certain subsidiaries, for the years between 2002 – 2006 (subsidiaries that were incorporated after 2000 have not received final assessments).

Note 17 – COMMITMENTS AND CONTINGENT LIABILITIES

A.	ROYALTY COMMITMENTS

Elbit Systems and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the OCS for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

In exchange for participation in the programs by the OCS, Elbit Systems and the subsidiaries agreed to pay 2% – 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

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

Royalties’ expenses amounted to $3,292, $1,573 and $2,830 in 2008, 2007 and 2006, respectively.

B.	COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

In connection with projects in certain countries, Elbit Systems and some of its subsidiaries have entered and may enter in the future into “buy-back” or “offset” agreements, required by a number of the Company’s customers for these projects as a condition to the Company obtaining orders for its products and services. These agreements are customary in the Company’s industry and are designed to facilitate economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country.

These commitments may be satisfied by the Company’s placement of direct work or vendor orders for supplies and/or services, transfer of technology, investments or other forms of assistance in the applicable country. The buy-back rules and regulations, as well as the underlying contracts, may differ from one country to another. The ability to fulfill the buy-back obligations may depend, among other things, on the availability of local suppliers with sufficient capability to meet our requirements and which are competitive in cost, quality and schedule. In certain cases, the Company’s commitments may also be satisfied through transactions conducted by other parties.

The Company does not commit to buy-back agreements until orders for its products or services are definitive, but in some cases the orders for the Company’s products or services may become effective only after the Company’s corresponding buy-back commitments are in effect. Buy-back programs generally extend at least over the relevant commercial contract period and may provide for penalties in the event the Company fails to perform in accordance with buy-back requirements. In some cases the Company provides guarantees in connection with the performance of its buy-back obligations.

Should the Company be unable to meet such obligations it may be subject to contractual penalties, and its chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated.

At December 31, 2008, the Company had outstanding buy-back obligations totaling approximately $911 million that extend through 2017.

C.	LEGAL CLAIMS

(1)	Elbit Systems and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. The Company’s management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company.

(2)	In September 2008, a settlement between Innovative Solutions and Support, Inc. (“IS&S”) and ESA’s subsidiary Kollsman became effective with respect to all claims by IS&S and Kollsman against each other in the United States District Court for the Western District of Tennessee, and a corresponding consent order was entered. Under the settlement agreement, all claims between IS&S and Kollsman were dismissed with prejudice, a final agreed injunction was entered and the matter was fully and finally mutually settled without any admission of guilt by either party. In addition, an agreed settlement payment of $17 million was made by Kollsman to IS&S. The results of the settlements are included in the Company’s Statement of Income in 2008.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

(3)	In 2007, a claim was filed in the U.S. District Court for the Southern District of New York by certain minority shareholders and holders of expired warrants of ImageSat against ImageSat International N.V. (“ImageSat”), Israel Aerospace Industries, Ltd. (“IAI”), the Company and certain current and former officers and directors of ImageSat. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. The former and current directors of ImageSat named as defendants include, among others, Michael Federmann, Joseph Ackerman, Joseph Gaspar and the Estate of Jacob Toren (collectively the Individual Defendants), who were each nominated at various times by Elop to serve as a director of ImageSat. Currently, Michael Federmann, Joseph Ackerman and Joseph Gaspar serve as the Company’s Board Chairman, Chief Executive Officer and Chief Financial Officer, respectively. In March 2008, the plaintiffs amended the complaint and named Elop as an additional defendant. The claim contained various allegations that the defendants allegedly breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. The claim alleged various causes of action and damages aggregating hundreds of millions of dollars, not all of which were alleged against the Company, Elop and/or each of the Individual Defendants. In July 2008, the court dismissed the claim on the grounds of forum non conveniens. Shortly thereafter, the plaintiffs appealed dismissal of the claim to the U.S. Federal Court of Appeals for the Second Circuit, which appeal is currently pending.

In August 2008 and in December of 2008, certain additional minority shareholders and debtholders of ImageSat filed claims, of a substantially similar nature, against the defendants in the U.S. District Court for the Southern District of New York. The Company believes that there is no merit or basis to the allegations made in the three existing legal proceedings against it, Elop or the current or former ImageSat directors who were nominated by Elop and the Company. IAI has agreed to indemnify the Company, Elop and the directors nominated by Elop to ImageSat’s board, for any losses arising out of any of the foregoing claims or legal proceedings, net of insurance proceeds received from ImageSat’s insurance policies and any indemnification proceeds received from ImageSat.

(4)	In 2007, Elop initiated an arbitration claim against Rafael Armaments Development Authority Ltd. (“Rafael”) in an amount equivalent to approximately $53.4 million in damages, relating to a subcontract under which Rafael was a subcontractor to Elop. Rafael filed a counterclaim against Elop in an amount of approximately $15 million. In March 2009, Elop and Rafael signed a settlement agreement, to which Rafael will pay certain amounts to Elop to recover certain agreed damages. The result of the settlement did not have a material effect on the Company’s results of operations or financial position.

(5)	For information on Elisra’s insurance claim for damage, as a result of a fire in 2001, see Note 7.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

D.	LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2008 are as follows:

2009	$32,225
2010	28,789
2011	21,248
2012	13,568
2013 and thereafter	7,503

$103,333

Rent expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $33,355, $25,989 and $13,786, respectively.

E.	GUARANTEES

(1)	As of December 31, 2008, guarantees in the amount of approximately $960,700 were issued by banks on behalf of Company entities mainly in order to secure certain advances from customers and performance bonds.

(2)	Elbit Systems has provided, on a basis proportional to its ownership interest, guarantees for two of its investees in respect of credit lines granted to them by banks amounting to $3,700 (2007 – $5,600), of which $3,700 (2007 – $5,100) relates to a 50%-owned foreign investee. The guarantees will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantees for any debt for which the investee would be in default under the terms of the credit line. The fair value of such guarantees as of December 31, 2008 is not material.

F.	COVENANTS

(1)	In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Compnay and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2008, Elbit Systems and its subsidiaries, except Elisra, were in full compliance with all covenants.

(2)	Elisra’s liabilities to banks, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, are secured with first priority liens and/or floating liens on all of Elisra’s property and assets with no limitations as to amount and by negative pledges. According to the agreement with the banks, Elisra committed to comply with certain financial covenants (to be measured based on Elisra’s stand-alone financial statements), which include, among others, a minimum ratio of shareholders’ equity to total assets (as defined in the agreement), a minimum current ratio, a minimum amount of shareholders’ equity and a minimum amount of pre-tax income. In addition, certain restrictions have been imposed on Elisra regarding the provision of guarantees to third parties, creating new liens and on selling or transferring assets in material amounts. As a result of the non-compliance, Elisra’s long-term loans as of December 31, 2008, in the amount of $2,000 (December 31, 2007—$14,704), have been recorded as short-term.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

G.	CONTINGENT LIABILITIES AND GUARANTEES

As a result of cancellation of the export authorization in 2006 to a foreign country (hereinafter: “the Customer”), Elisra and one of its subsidiaries were forced to terminate four projects. Most of the activity in respect of the projects, the total volume of which amounts to approximately $40 million, has already been executed and the deliveries have been made to the Customer. For those projects, Elisra and its subsidiary provided to the Customer advance and performance guarantees, issued by banks and financial institutions, in the total amount of approximately $7 million as of December 31, 2007.

On July 28, 2008, the subsidiary received an approval from the Customer for the completion of the subsidiary’s obligations in two of the abovementioned projects, the total volume of which amounts to approximately $ 16.4 million. On September 22, 2008, the subsidiary received confirmation from a financial institution, stating that the advance and performance guarantees issued by said institution, in the amount of $6.7 million, are null and void.

Therefore, as of December 31, 2008, there are two remaining projects, the total volume of which amounts to approximately $23 million. Elisra provided the customer advance and performance guarantees related to the abovementioned projects in the amount of approximately $5 million.

Elisra’s management, based on the opinion of legal counsel, believes that termination of the projects under such circumstances constitutes a termination by mutual agreement due to force majeure, which provides a mechanism for mutual settlement between the parties.

Elisra’s management, based on the opinion of its legal counsel, believes that the financial impact of the termination of the two projects in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of Elisra.

The Customer financed the projects by means of bank loans. The banks received indemnity letters as security for repayment of the loans. Most of the indemnity was provided to the banks by International Foreign Trade Risks Insurance Company (hereinafter – “IFTRIC”) and the rest was provided by Elisra and its subsidiary (as of December 31, 2008 and 2007 amounted to approximately $46 and $2,800, respectively).

In addition, Elisra provided indemnity letters to IFTRIC that can be exercised upon, inter alia, a commercial dispute, and is subject to IFTRIC fulfilling its commitments to the banks. In Elisra Management’s opinion, based on legal advice, the likelihood that the indemnification provided to IFTRIC would be exercised is remote.

In the opinion of Elisra’s and the Company’s management, based on the above facts and circumstances, no provisions in respect of these indemnifications are required.

H.	CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2008 and 2007, the purchase commitments were $948,000 and $906,000 respectively.

I.	In order to secure bank loans and bank guarantees in the amount of $960,700 as of December 31, 2008, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

J.	A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 16(A)(3) above).

Note 18 – SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL

Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of Elbit Systems.

B.	2000 EMPLOYEE STOCK OPTION PLAN

In 2000, Elbit Systems adopted an employee stock option plan for Company employees comprising options to purchase up to 2,500,000 ordinary shares. The exercise price approximates the market price of the shares at the grant date. The plan included an additional 2,500,000 options issuable as “phantom” share options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. The options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

C.	2007 STOCK OPTION PLAN

In January 2007, Elbit Systems’ shareholders approved Elbit Systems’ 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by Elbit Systems’ and certain of its subsidiaries’ employees, who are expected to contribute to the Company’s future growth and success. The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options – up to 1,250,000 options exercisable into 1,250,000 shares of Elbit Systems in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”), and (ii) Cashless Options – up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of Elbit Systems’ share during 30 trading days preceding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the day the options were granted.

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

The options expire no later than five years from the date of grant.

Elbit Systems granted options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance related to the Capital Gains Tax Track.

D.	A summary of Elbit Systems’ share option activity under the plans is as follows:

	2008		2007		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of the year	2,386,826	$32.51	167,460	$16.45	1,602,752	$12.83
Granted	135,800	56.15	2,381,300	33.27	—	—
Exercised	(22,675)	15.96	(53,624)	15.97	(1,366,809)	12.40
Forfeited	(45,100)	33.12	(108,310)	32.66	(68,483)	12.55

Outstanding – end of the year	2,454,851	$33.96	2,386,826	$32.51	167,460	$16.45

Options exercisable at the end of the year	82,951	$16.84	68,498	$16.50	75,085	$15.70

Aggregate intrinsic value of outstanding options as of December 31, 2008 and 2007 amounted to $30,740 and $64,564, respectively. The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of fiscal 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based on the fair market value of the Company’s stock. The total intrinsic value of options exercised for the year ended December 31, 2008 was $692. As of December 31, 2008, there was $11,195 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems’ stock option plans. That cost is expected to be recognized over a weighted average period of three years.

As of December 31, 2008, 2,441,568 options were vested and expected to be vested at a weighted average exercise price of $33.96. The weighted average remaining contractual life of exercisable options as of December 31, 2008 is approximately three years and their aggregate intrinsic value is approximately $30,580.

E.	The options outstanding as of December 31, 2008, have been separated into ranges of exercise prices, as follows:

Exercise price	Options outstanding			Options exercisable
	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
$14.76 - $19.36	88,451	1.79	$16.99	82,951	$16.84
$33.10 - $57.47	2,366,400	3.16	$34.59	—	—

	2,454,851	3.11	$33.96	82,951	$16.84

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands, except share and per share data)

Compensation expense amounting to $5,067, $4,778 and $195 was recognized during the years ended December 31, 2008, 2007 and 2006, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2008	2007	2006
Cost of revenues	$2,349	$2,146	$75
R&D and marketing expenses	897	850	—
General and administration expenses	1,821	1,782	120

	$5,067	$4,778	$195

F.	The weighted average exercise price and fair value of options granted during the years ended December 31, 2008, 2007 and 2006 were:

	Less than market price
	Year ended December 31,
	2008	2007	2006 (*)
Weighted average exercise price	$56.15	$33.28	$—
Weighted average fair value on grant date	$13.87	$8.44	$—

(*)	During 2006, no options were granted.

G.	COMPUTATION OF BASIC AND DILUTED NET EARNINGS PER SHARE:

	Year ended December 31, 2008			Year ended December 31, 2007			Year ended December 31, 2006
	Net income to shareholders of ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of ordinary shares	Weighted averaged number of shares (*)	Per share amount	Net income to shareholders of ordinary shares	Weighted averaged number of shares (*)	Per share amount
Basic net earnings	$204,176	42,075	$4.85	$76,709	42,041	$1.82	$72,242	41,340	$1.75
Effect of dilutive securities:
Employee stock options	—	683		—	301		—	540

Diluted net earnings	$204,176	42,758	$4.78	$76,709	42,342	$1.81	$72,242	41,880	$1.72

(*)	In thousands

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands, except share and per share data)

H.	In December 2007, Elbit Systems U.S. Corp (“ESC”), a wholly-owned U.S. subsidiary of Elbit Systems, adopted a Stock Appreciation Rights Plan for Non-Employee Directors of Elbit Systems of America, LLC (the “SAR Plan”). ESC owns the shares of ESA. The purpose of the SAR Plan is to facilitate the retention of qualified and experienced persons to serve as “Non-Employee Directors” of ESA by providing them additional financial incentives. A “Non-Employee Director” is a director of ESA who is not an officer or employee of ESA, or any of its affiliated companies.

Under the Plan, the Board of ESC may grant Stock Appreciation Rights (“SARs”) from time to time to Non-Employee Directors of ESA. A SAR is a right that, in accordance with the terms of the SAR Plan, entitles the holder to receive, on the exercise date of the SAR, cash in an amount equal to the excess of the “Fair Market Value” of the “Stock” corresponding to the SAR at the time of exercise of the SAR over the “Initial Value of the Stock”. “Stock” means Elbit Systems Ordinary Shares. Each SAR corresponds to a share of Stock. “Fair Market Value” with respect to the Stock means the closing price of the Stock on the Nasdaq on the applicable date. “Initial Value” of a SAR means the Fair Market Value of one share of Stock on the grant date of the SAR.

A SAR may only be exercised after it becomes vested. 25% of any SAR’s granted are exercisable on the first anniversary from the grant date and an additional 25% on each subsequent anniversary. The maximum term of a SAR is five years from the grant date. SAR’s do not provide any rights as a shareholder in the Stock. On January 2, 2008, the Board of Directors of ESC issued a total of 21,000 SARs to Non-Employee Directors of ESA, at an Initial Value of $61.42 per SAR.

I.	TREASURY SHARES

Elbit Systems’ shares held by Elbit Systems and its subsidiaries are presented at cost and deducted from shareholders’ equity.

J.	DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

Note 19 – MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company applies Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2008	2007	2006
Europe	$653,043	$485,128	$233,736
U.S.	907,098	702,721	609,492
Israel	474,405	408,920	407,113
Others (*)	603,725	384,992	272,902

	$2,638,271	$1,981,761	$1,523,243

(*)	Mainly Asia and South America

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

B.	Revenues are generated by the following product lines:

	Year ended December 31,
	2008	2007	2006
Airborne systems	$634,714	$596,022	$547,772
Land vehicles systems	699,485	380,958	317,731
(C4ISR) systems	844,456	581,983	313,493
Electro-optical systems	336,702	271,290	223,315
Others (*)	122,914	151,508	120,932

	$2,638,271	$1,981,761	$1,523,243

(*)	Mainly non-defense engineering and production services.

C.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2008	2007	2006
Israeli Ministry Of Defense	19%	21%	24%
U.S. Government	5%	8%	15%

D.	Long-lived assets by geographic areas:

	Year ended December 31,
	2008	2007	2006
Israel	$707,427	$694,985	$319,620
U.S.	195,752	191,822	86,373
Others	75,190	102,150	17,630

	$978,369	$988,957	$423,623

Note 20 – RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2008	2007	2006
Total expenses	$217,176	$155,303	$115,648
Less – grants and participations	(32,192)	(28,308)	(23,416)

	$184,984	$126,995	$92,232

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 21 – FINANCIAL EXPENSES, NET

	Year ended December 31,
	2008	2007	2006
Expenses:
Interest on long-term bank debt	$(17,898)	$(21,131)	$(10,975)
Interest on short-term bank credit and loans	(3,145)	(3,983)	(4,610)
Impairment of auction rate securities	(18,714)	(10,027)	—
Others	(11,345)	(6,065)	(6,788)

	(51,102)	(41,206)	(22,373)

Income:
Interest on cash, cash equivalents and bank deposits	9,292	10,121	4,634
Gain on marketable securities	1,400	6,480	80
Others	4,410	2,797	951

	15,102	19,398	5,665

Gain (loss) from exchange rate differences	(815)	2,479	(4,748)

	$(36,815)	$(19,329)	$(21,456)

Note 22 – OTHER INCOME, NET

	Year ended December 31,
	2008	2007	2006
Gain from sale of Mediguide shares (1)	$100,031	$—	$—
Impairment of investment (2)	(10,514)	—	—
Gain in respect of fire damages in Elisra (3)	4,087	—	—
Others	690	368	1,814

	$94,294	$368	$1,814

(1)	On December 22, 2008, the Company sold all of its shares in Mediguide (see Note 1(F)).

(2)	Impairment of investment in Sandel shares (see Note 6(C)).

(3)	On March 17, 2008, the Company recorded a gain of $4,087 as a result of the settlement agreement between Elisra and Phoenix (see Note 7).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

Note 23 – RELATED PARTIES TRANSACTIONS AND BALANCES

	Year ended December 31,
	2008	2007	2006
Transactions:
Income -
Sales to affiliated companies (*)	$20,561	$60,870	$71,808
Participation in expenses	$3,372	$8,941	$3,497
Cost and expenses -
Supplies from affiliated companies (**)	$51,703	$26,538	$17,359
Participation in expenses	$—	$—	$—

	December 31,
	2008	2007
Balances:
Trade receivables and other receivables (*)	$11,527	$11,792
Trade payables (**)	$30,117	$9,391

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

Note 24 – SUBSEQUENT EVENTS

On February 24, 2009, the Company, through ESLC-T, acquired all of the shares of Shiron Satellite Communications (1996) Ltd. (“Shiron”), a privately-owned Israeli company, for a purchase price of $16 million. Shiron is engaged in the broadband communication market, and its solutions are suited for the growing interactive multimedia broadband satellite market. Shiron’s InterSKY™ satellite communications system provides broadband satellite services to remote locations Shiron’s technology, well proven in the commercial market, is anticipated to be synergetic to the communication technology developed and implemented in ESLC-T’s military systems and products.

# # # # # # # #

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions (**)	Balance at End of Period
Year Ended December 31, 2008:
Provisions for Losses on Long-Term Contracts (*)	52,601	61,552	14,257	427	100,323
Provisions for Claims and Potential Contractual Penalties and Others	9,044	537	6,556	—	3,025
Allowance for Doubtful Accounts	3,794	1,794	117	—	5,471
Valuation Allowance on Deferred Taxes	54,635	—	18,353	—	36,282

Year Ended December 31, 2007:
Provisions for Losses on Long-Term Contracts (*)	9,808	20,391	14,691	37,093	52,601
Provisions for Claims and Potential Contractual Penalties and Others	1,977	6,174	102	995	9,044
Allowance for Doubtful Accounts	3,390	534	474	344	3,794
Valuation Allowance on Deferred Taxes	24,885	4,700	—	25,050	54,635

Year Ended December 31, 2006:
Provisions for Losses on Long-Term Contracts (*)	14,563	3,959	8,714	—	9,808
Provisions for Claims and Potential Contractual Penalties and Others	2,502	820	1,345	—	1,977
Allowance for Doubtful Accounts	3,221	513	344	—	3,390
Valuation Allowance on Deferred Taxes	18,774	6,703	592	—	24,885

*	An amount of $5,494, $17,572 and $47,083 as of December 31, 2006, 2007 and 2008, respectively, is presented as a deduction from inventories, and an amount of $4,314, $35,029 and $53,240, as of December 31, 2006, 2007 and 2008, respectively, is presented as part of other accrued expenses in the category of “Cost Provisions and Other.”

**	The amounts presented result from the TadComm acquisition in 2007 and the ICI acquisition in 2008.

S-1