Form 20-F
period 2009-12-31
ELBIT SYSTEMS LTD
filed 2010-03-10
CIK 1027664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2009

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

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,530,895 Ordinary Shares

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check One).

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

Item 1.	Identity of Directors, Senior Management and Advisers.

Information not required in annual report on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable.

Information not required in annual report on Form 20-F.

Item 3.	Key Information.

Selected Financial Data

The following selected consolidated financial data of the Company as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 are derived from our audited consolidated financial statements, including our audited consolidated financial statements as of December 31, 2008 and 2009, and for each of the years ended December 31, 2007, 2008 and 2009, which appear in Item 18 in this annual report on Form 20-F. You should read the audited consolidated financial statements appearing in Item 18 together with the selected financial data set forth below.

	Years Ended December 31,
	2005	2006	2007	2008		2009
	(U.S. dollars in millions except for share and per share amounts)
Income Statement Data:
Revenues	$1,069.9	$1,523.2	$1,981.8	$2,638.3		$2,832.4
Cost of revenues	786.6	1,149.7	1,454.9	1,870.9		1,982.9
Restructuring expenses	3.5	—	10.5	—		—
Gross profit	279.8	373.5	516.4	767.4		849.5
Research and development expenses, net	71.9	92.2	127.0	185.0		216.8
Marketing and selling expenses	78.7	111.9	157.4	198.2		250.9
General and administrative expenses	54.4	77.5	107.4	134.2		119.3
Acquired in-process research and development (IPR&D)	7.5	—	16.6	1.0		—
Total operating expenses	212.5	281.6	408.4	518.4		587.0
Operating income	67.3	91.9	108.0	249.0		262.5
Finance expense, net	11.5	21.5	19.4	36.8		15.6
Other income/(expense), net	(5.3)	1.8	0.4	94.3		0.4
Income before taxes on income	50.5	72.2	89.0	306.5		247.3
Taxes on income	16.3	20.7	13.8	54.3		38.1
Equity in net losses/earnings of affiliated companies	(1.6)	14.7	14.5	14.4		19.3
Consolidated net income	32.6	66.2	89.7	266.6		228.5
Less: net income (losses) attributed to non-controlling interests	0.1	(6.0)	13.0	62.4		13.6
Net income attributed to Elbit Systems’ shareholders	32.5	72.2	76.7	204.2	*	214.9
Earnings per share:
Basic net earnings per share	0.80	1.75	1.82	4.85		5.08
Diluted net earnings per share	$0.78	$1.72	$1.81	$4.78	*	$5.00
* Including $74 million in net income ( $1.73 diluted net earnings per share) from the sale of Mediguide Inc. (Mediguide) shares in 2008.

	December 31,
	2005	2006	2007	2008		2009
	(U.S. dollars in millions except for share and per share amounts)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$98	$88	$376	$278		$280
Working capital	227	112	177	290		404
Long-term deposits, trade receivables and marketable securities	2	6	42	41		49
Property, plant and equipment, net	285	295	353	384		405
Total assets	1,622	1,773	2,789	2,940		3,054
Long-term debt	225	125	431	270		387
Capital stock	290	301	307	300		272
Elbit Systems Ltd. shareholders’ equity	451	493	536	724		833
Non-controlling interests	13	7	20	76		24
Total equity	464	500	556	800		857
Number of outstanding ordinary shares of NIS 1 par value (in thousands)	40,967	42,017	42,060	42,079		42,531
Dividends paid per ordinary share with respect to the applicable year	$0.54	$0.61	$0.67	$1.42		$1.82

Risk Factors

General Risks Related to Our Business and Market

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DOD) and defense ministries of certain other countries, pursuant to contracts awarded to us under defense-related programs. The funding of these programs is subject to government budgeting decisions affected by numerous factors, including geo-political events and macro-economic conditions that are beyond our control. Government spending under such contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition.

The current worldwide economic and financial situation as well as possible reductions in U.S. defense expenditures may have a material adverse effect on our results. Since 2008 many of the world’s largest economies and financial institutions have experienced a reduction in economic activity, a decline in asset prices, liquidity problems and limited availability of credit. Also, statements by U.S. government officials indicate that overall U.S. defense spending may decrease. Such factors may result in a reduction in demand and downward pressure on pricing in some or all of our markets, which could adversely affect our business, results of operations and financial condition. The economic and financial situation may: (i) cause the value of our investments in our pension plans to decrease, requiring us to increase our funding of those pension plans; (ii) result in a lower return and value on our assets; (iii) increase the cost or hinder our ability to finance future projects; and (iv) negatively impact our customers, which in turn could negatively impact our ability to collect accounts receivable.

Our contracts may be terminated for convenience of the customer. Our contracts with governments often contain provisions permitting termination for convenience of the customer. Our subcontracts with non-governmental prime contractors sometimes contain similar provisions. In a minority of these contracts, an early termination for convenience would not entitle us to reimbursement for all of our incurred contract costs or for a proportionate share of our fee or profit for work performed.

We depend on governmental approval of our exports. Our international sales as well as our international procurement of skilled human resources, technology and components depend largely on export license approvals from the governments of Israel, the U.S. and other countries. If we fail to obtain material approvals in the future, if material approvals previously obtained are revoked or if government export policies change, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, revenues, assets and results of operations. (See Item 4. Information on the Company – Governmental Regulation.)

As a government contractor, we are subject to a number of procurement rules and regulations. We are required to comply with specific procurement rules and regulations, which increase our performance and compliance costs. (See Item 4. Information on the Company – Governmental Regulation.) If these rules and regulations change, our costs of complying with them could increase and reduce our margins. In addition, failure to comply with these rules and regulations could result in reductions of the value of contracts, contract modifications or termination, and the assessment of penalties and fines, which could negatively impact our results of operations and financial condition. Failure to comply with these rules and regulations could also lead to suspension or debarment from government contracting or subcontracting for a period of time, which could have a negative impact on our results of operations, financial condition and reputation.

We depend on international operations. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause our business, financial condition and results of operations to be harmed. In addition to the other risks from international operations set forth in these Risk Factors, some of the risks of doing business internationally include:

•	unexpected changes in regulatory requirements;

•	changes in governmental defense budgets and national priorities;

•	imposition of tariffs and other barriers and restrictions;

•	burdens of complying with a variety of foreign laws;

•	political and economic instability; and

•	changes in diplomatic and trade relationships.

Some of these factors, such as the ability to obtain foreign government approvals and changes in diplomatic relationships, may be affected by Israel’s overall political situation. (See “Risks Related to Our Israeli Operations” below.) In addition, the economic and political stability of the countries of our major customers and suppliers may impact our business.

We have risks related to our pension plans, which could impact our liquidity. Funding obligations for certain of our pension plans are impacted by the performance of the financial markets and interest rates. When interest rates are low, or if the financial markets do not provide long-term returns as expected, there is an increased likelihood we may be required to make additional contributions to these pension plans. Because of the volatility in the equity markets, our estimate of future contribution requirements can change dramatically in relatively short periods of time. (See Item 18. Financial Statements – Notes 2(S) and 15.)

We face currency exchange risks. As more of our revenues are generated in currencies other than the U.S. dollar (which is the functional currency we use for financial reporting purposes), mainly in New Israeli Shekels (NIS), Great Britain Pounds (GBP) and Euros, we are subject to increasingly significant foreign currency risks. For example, we could be negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Moreover, since a significant portion of our expenses is denominated in NIS, if we do not adequately hedge against exchange rate risks, our financial results could be adversely affected. Accordingly, our level of revenues and profits may be adversely affected by exchange rate fluctuations. (See below “Risks Related to Our Israeli Operations – Changes in the U.S. Dollar – NIS Exchange Rate” and Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates.)

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

Our industry has experienced significant consolidation. As the number of companies in the defense industry has decreased in recent years, the market share of some prime contractors has increased. In addition, some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas. Failure to maintain good business relations with these major contractors could negatively impact our future business.

A portion of our revenues depends on the commercial aviation industry. Our sales includes products and support services to the commercial and general aviation industry, which recently has been negatively affected by budgetary constraints due to the ongoing economic downturn, changes in fuel costs and the war on terrorism. In addition, the aviation industry is extensively regulated by government agencies, which have and will continue to implement new air travel regulations that may have a negative impact on aviation industry revenues. Due to such financial difficulties in the aviation industry, we may not be able to continue to increase or even sustain sales levels of our avionic and aero structure products. Although commercial aviation products and services constitute a relatively small percentage of our sales, if we are unable to increase or sustain levels of sales in these areas, and we are not successful in reducing costs, our results of operations, financial position and cash flow could be adversely affected.

We face risks of changes in costs under fixed-price contracts. Most of our contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Therefore, under these contracts, we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk can be particularly significant under a fixed-price contract involving research and development for new technology, where estimated gross profit or loss from long-term projects may change and such changes in estimated gross profit/loss are recorded on a cumulative catch-up basis. (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.) To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which would have a negative effect on our results of operations, financial position and cash flow.

We face fluctuations in revenues and profit margins. The level of our revenues may fluctuate over different periods due to changes in pricing or sales volume or our mix of projects during any given period. Moreover, since certain of our project revenues are recognized in connection with achievement of specific performance milestones, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margins may vary significantly from project to project as a result of changes in estimated project gross profits that are recorded in results of operations on a cumulative catch-up basis pursuant to the percentage-of-completion accounting method. (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.) As a result, comparisons of our financial results for prior periods may not provide a reliable indicator of our future results. Moreover, our share price may be subject to significant fluctuation in response to period-to-period variations in our financial results.

We may experience production delays or liability if suppliers fail to make compliant or timely deliveries. The manufacturing process for some of our products largely consists of the assembly, integration and testing of purchased components. Some components are available from a small number of suppliers, and in a few cases we work with suppliers that are effectively our sole source. If a supplier stops delivery of such components, finding another source could result in added cost and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule or other obligations we could be held liable by our customers, and we may be unable to obtain full or partial recovery from our subcontractors for those liabilities. The foregoing risks could have a material adverse effect on our operating results. In addition, the current global economic situation could impair the ability of our suppliers to meet their obligations to us.

We may be affected by failures of our prime contractors. We often act as a subcontractor, and a failure of our prime contractor to meet its obligations may affect our ability to receive payments under our subcontract.

Undetected problems in our products could impair our financial results and give rise to potential product liability claims. If there are defects in the design, production or testing of our or our subcontractors’ products and systems, including our products sold for public safety purposes in the homeland security area, we could face substantial repair, replacement or service costs and potential liability and damage to our reputation. Our efforts to implement appropriate design, testing and manufacturing processes for our products or systems may not be sufficient to prevent such occurrences, which could have a material adverse effect on our business, results of operations and financial condition.

Our future success depends on our ability to develop new offerings and technologies for our current and future markets. To achieve our business strategies and continue to grow our revenues and operating profits, we must successfully develop new, or adapt or modify our existing, offerings and technologies for our current core defense markets and our future markets, including adjacent and emerging markets. Accordingly, our future performance depends on a number of factors, including our ability to:

•	identify emerging technological trends in our current and future markets;

•	identify additional uses for our existing technology to address customer needs in our current or future markets;

•	develop and maintain competitive products and services for our current and future markets;

•	enhance our offerings by adding innovative features that differentiate our offerings from those of our competitors;

•	develop, manufacture and bring solutions to the market quickly at cost-effective prices;

•	develop working prototypes as a condition to receiving contract awards; or

•	effectively structure our business, through the use of joint ventures, teaming agreements and other forms of alliances, to reflect the competitive environment.

To remain competitive in the future, we believe we will need to invest significant financial resources to develop new, and adapt or modify our existing, offerings and technologies, including through internal research and development, acquisitions and joint ventures or other teaming arrangements. In addition, our customers more frequently require demonstration of working prototypes prior to awarding contracts for new programs. These expenditures could divert our attention and resources from other projects and may not ultimately lead to the timely development of new offerings and technologies. Due to the design complexity of our products, we may experience delays in completing the development and introduction of new products. Any delays could result in increased costs and development, deflect resources from other projects or increase the risk that our competitors may develop competing technologies, which gain market acceptance in advance of our products. If we fail in our new product development efforts, or our products or services fail to achieve market acceptance more rapidly than our competitors, our ability to procure new contracts could be negatively impacted, which would negatively impact our results of operations and financial condition.

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

We sometimes have risks relating to financing for our programs. A number of our major projects require us to arrange, or to provide, guarantees in connection with the customer’s financing of the project. These include commitments by us as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to drawdown against advance payment guarantees if we were to default under the applicable contract. In addition, some customers require that the payment period under the contract be extended for a number of years, sometimes beyond the period of contract performance. In light of the current global liquidity situation we may face difficulties in issuing guarantees or providing financing to our customers. (See Item 4. Information on the Company – Financing Terms.)

We are subject to buy-back obligations. A number of our international programs require us to meet “buy-back” obligations. (See Item 5. Operating and Financial Review and Prospects – Off Balance Sheet Transactions.) Should we be unable to meet such obligations we may be subject to contractual penalties, and our chances of receiving further business from the applicable customers could be reduced or, in certain cases, eliminated.

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

We face acquisition and integration risks. We have in the past made and plan to continue to make acquisitions and investments in companies that we believe complement our business. (See Item 4. Information on the Company – Recent Acquisitions.) Acquisitions typically involve a certain amount of risks and uncertainties such as:

•

the difficulty in integrating newly-acquired businesses and operations in an efficient and cost-effective manner and the risk that we encounter significant unanticipated costs or other problems associated with integration;

•	the challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions;

•	the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets;

•

the risk that we assume significant liabilities that exceed the limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for regulatory compliance issues that may result in our incurring successor liability;

•	the potential loss of key employees of the acquired businesses; and

•	the risk of diverting the attention of senior management from our existing operations.

Our acquisitions are subject to governmental approvals. Most countries require local governmental approval of acquisitions of domestic defense businesses, which approval may be denied if the local government determines the acquisition is not in its national interest. We may also be unable to obtain antitrust approvals for certain acquisitions as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

Our due diligence in acquisitions may not adequately cover all risks. There may be liabilities or risks that we fail to discover in performing due diligence investigations relating to businesses we have acquired or may acquire in the future. Examples of these liabilities include employee benefit contribution obligations, estimated costs to complete contracts, environmental liabilities, regulatory compliance liabilities or liabilities for infringement of third party intellectual property rights for which we, as a successor owner, may be responsible. Such risks may include changes in estimated costs to complete programs and estimated future revenues. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments provided in the applicable acquisition agreement or impairment write downs, if the value of the acquired company were to decrease after the acquisition, or after follow-on investments in that company. Any indemnification covenants we may obtain from the sellers of businesses we acquire may not be applicable, enforceable, collectible or sufficient to fully offset the possible liabilities. Such liabilities could have a material adverse effect on our business, financial condition, results of operations or prospects. In addition, there may be situations in which our management determines, based on market conditions or other applicable considerations, to pursue an acquisition with limited due diligence or without performing any due diligence at all.

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

We have risks related to the inherent limitations of internal control systems. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and any design may fail to achieve its stated goals, under some or all future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. (See Item 15. Controls and Procedures.)

Risks Related to Our Israeli Operations

Conditions in Israel may affect our operations. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel, including a war with Hezbollah militants in Lebanon in 2006. For a number of years there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, has been in control of the Gaza Strip for the past several years. In 2008, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel. These developments have further strained relations between Israel and the Palestinians. The current political situation between Israel and its neighbors may not improve. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

Israel’s economy may become unstable. Over the years, Israel’s economy has been subject to periods of inflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the government of Israel has intervened in the economy employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. Reoccurrence of previous destabilizing factors could make it more difficult for us to operate our business as we have in the past and could adversely affect our business.

Changes in the U.S. dollar – NIS exchange rate. The exchange rate between the NIS and the U.S. dollar has fluctuated in recent years. For example, at the end of 2007, 2008 and 2009, the NIS/U.S. dollar exchange rate was 3.846, 3.802, and 3.775 respectively. This represented a strengthening of the NIS against the U.S. dollar of approximately 1.0% in each of 2008 and 2009. During 2009, the NIS/U.S. dollar exchange rate fluctuated significantly. For example, at the end of each of the fiscal quarters of 2009, the exchange rate of the NIS against the U.S. dollar was 4.188, 3.919, 3.758 and 3.775, respectively. During the first two months of 2010, the U.S. dollar strengthened against the NIS by approximately 0.5%, and the NIS/U.S. dollar exchange rate as of February 28, 2010 was 3.796. While most of our sales and expenses are denominated in U.S. dollars, a significant portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, if we do not hedge our position in NIS, a change in the value of the NIS compared to the dollar, which over the past year has undergone numerous fluctuations, could affect our research and development expenses, manufacturing labor costs and general and administrative expenses. (See Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates – Inflation and Currency Exchange Rates.)

Israeli government programs and tax benefits may be terminated or reduced in the future. Elbit Systems and some of our Israeli subsidiaries participate in programs of the Israeli Office of the Chief Scientist (OCS) and the Israel Investment Center, for which we receive tax and other benefits as well as funding for the development of technologies and products. The benefits available under these programs depend on meeting specified conditions. (See Item 4. Information on the Company – Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding.) If we fail to comply with these conditions, we may be required to pay additional taxes and penalties, make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available in the future at their current levels or at all.

Israeli law regulates acquisition of a controlling interest in Israeli defense industries. Israeli legislation regarding the domestic defense industry requires Israeli government approval of an acquisition of a 25% or more equity interest (or a smaller percentage that constitutes a “controlling interest”) in companies such as Elbit Systems. This could limit the ability of a potential purchaser to acquire a significant interest in our shares. (See Item 4. Information on the Company – Governmental Regulation – Approval of Israeli Defense Acquisitions.)

Israel has enhanced its export control regulations. In recent years the Israeli government adopted laws and regulations regarding enhanced defense export controls and the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market). If government approvals required under these laws and regulations are not obtained, our ability to export our products from Israel could be negatively impacted, including revocation of authorizations previously granted, thus causing a reduction in our revenues. (See Item 4. Information on the Company – Governmental Regulation – Israeli Export Regulations.)

Many of our employees and some of our officers are obligated to perform military reserve duty in Israel. Generally, Israeli adult male citizens and permanent residents are obligated to perform annual military reserve duty up to a specified age. They also may be called to active duty at any time under emergency circumstances, which could have a disruptive impact on our workforce.

It may be difficult to enforce a non-Israeli judgment against us, our officers and directors. We are incorporated in Israel. Most of our executive officers and directors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce against us or any of those persons in an Israeli court a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws. It may also be difficult to effect service of process on these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions filed in Israel. (See below – Item 4. Information on the Company – Conditions in Israel – Enforcement of Judgments.)

Item 4.	Information on the Company.

Business Overview

Principal Activities

We are an international defense electronics company engaged in a wide range of programs throughout the world. The Company, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, electronic warfare (EW) suites, airborne warning systems, electronic intelligence systems, data links, military communications systems and radios. We also focus on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications. In addition, we provide a range of support services.

Our major activities include:

•	military aircraft and helicopter systems;

•	helmet mounted systems;

•	commercial aviation systems and aero structures;

•	unmanned aircraft systems;

•	naval systems;

•	land vehicle systems;

•	command, control, communications, computer and intelligence (C4I) systems;

•	electro-optic and countermeasures systems;

•	homeland security systems;

•	EW and signal intelligence systems; and

•	various commercial activities.

Many of these major activities have a number of common and related elements. Therefore, we often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these areas of activities.

Principal Market Environment

We operate primarily in the defense and homeland security arena. The nature of military actions in recent years, including low intensity conflicts and ongoing terrorist activities, has caused a shift in the defense priorities for many of our major customers. As a result we believe there is a greater demand in the areas of C4I, as well as intelligence, surveillance and reconnaissance (ISR), including network centric information systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems (UAS), unmanned ground vehicles (UGVs), unmanned surface vessels (USVs), remote controlled systems, space and satellite based defense capabilities and homeland security applications. There is also a growing demand for cost effective logistic support and training services. We believe our systems, products and capabilities position us to meet evolving customer requirements in several of these areas.

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

Company History

We have many decades of operational experience. Our predecessor Elbit Ltd. was incorporated in Israel in 1966 as Elbit Computers Ltd. We were formed in 1996, as part of the Elbit Ltd. corporate demerger, under which Elbit Ltd.’s defense related assets and business were spun-off to us. From its founding in 1966 until the demerger, Elbit Ltd. was involved in a wide range of defense-related airborne, land, naval and C4I programs throughout the world. We continue these activities today as the largest non-government-owned defense company in Israel. Several of our subsidiaries in Israel and around the world have decades of experience in their respective markets. Our companies have collectively been awarded the Israel Defense Prize ten times, recognizing extraordinary contributions to defense technological innovations.

Elbit Systems Ltd. is a corporation domiciled and incorporated in Israel where we operate in accordance with the provisions of the Israeli Companies Law – 1999 (the Companies Law).

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

Revenues

The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009
	(U.S. dollars in millions)
Airborne systems:	$596	$635	$717
Land systems:	381	699	520
C4ISR systems:	582	844	1,059
Electro-optic systems:	271	337	406
Other (mainly non-defense engineering and production services):	152	123	130

Total:	$1,982	$2,638	$2,832

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009
Israel	21%	18%	22%
United States	35%	34%	29%
Europe	25%	25%	26%
Others	19%	23%	23%

Organizational Structure – Principal Subsidiaries

Our beneficial ownership interest in our major subsidiaries and investees is set forth below. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

Elbit Systems Ltd.

The following is a general description of our principal subsidiaries.

U.S. Subsidiaries

Elbit Systems of America

We conduct most of our U.S. business through Elbit Systems of America, LLC (Elbit Systems of America), a Delaware limited liability company, and its wholly-owned subsidiaries including: EFW Inc. (EFW), Kollsman, Inc. (Kollsman), International Enterprises, Inc. (IEI), Innovative Concepts, Inc. (ICI) and Talla-Com, Tallahassee Communications Industries, Inc. (Talla-Com). These are in addition to Elbit Systems of America’s 50% ownership in Vision Systems International, LLC and in UAS Dynamics, LLC as described below. We hold our 100% interest in Elbit Systems of America through a Delaware holding company, Elbit Systems U.S. Corp. (ESC).

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

Elbit Systems of America acts as a contractor for U.S. Foreign Military Financing (FMF) and Foreign Military Sales (FMS) programs. (See below “Governmental Regulations – Foreign Military Financing.”) Each of Elbit Systems of America’s major operational facilities has engineering and manufacturing capabilities. Elbit Systems of America’s facilities in Alabama and Texas and in Warner Robbins, Georgia have significant maintenance and repair capabilities. (See below “Manufacturing” and “Customer Satisfaction and Quality Assurance.”)

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

UAS Dynamics. UAS Dynamics, LLC (UASD) is a Delaware limited liability investee company, which was established in May 2009 and is currently operating out of Charlotte, North Carolina. Elbit Systems of America and GDATP Holdings, Inc. each own 50% of UASD, which was established to market, design, manufacture and supply UAS solutions to customers in the U.S. market. Elbit Systems and General Dynamics Armament and Technical Products, Inc. (the corporate parent of GDATP Holdings, Inc.) each have licensed to UASD certain technology in support of the unmanned aircraft vehicle business. Each owner has equal representation on the board of directors and in UASD’s management.

Israeli Subsidiaries

Elop. Based in Rehovot, Israel, our wholly-owned subsidiary Elbit Systems Electro-Optics Elop Ltd. (Elop) (formerly Elop Electro-Optics Industries Ltd.) designs, engineers, manufactures and supports a wide range of electro-optic systems and products mainly for defense, space and homeland security applications. With more than 70 years of operational experience, Elop has a broad customer base, both in Israel and internationally.

ESLC-T. Elbit Systems Land and C4I – Tadiran Ltd. (ESLC-T) is a wholly-owned Israeli subsidiary, with headquarters in Netanya, Israel, which began operations in 2008 as a result of the merger of Tadiran Communications Ltd. (Tadiran Communications) with Elbit Systems’ Land and C4I operations. ESLC-T is engaged in the worldwide market for land-based systems and products for military vehicles, C4I systems and communications systems and equipment.

Elisra. Elisra Electronic Systems Ltd. (Elisra) is an Israeli company located in Bnei Brak and Holon, Israel, owned 70% by Elbit Systems with the balance being owned by Elta Systems Ltd., a subsidiary of Israel Aerospace Industries Ltd. (IAI). Elisra has two principal wholly-owned Israeli subsidiaries – Tadiran Electronic Systems Ltd. (Tadiran Systems) and Tadiran Spectralink Ltd. (Tadiran Spectralink), each located in Holon, Israel. Elisra and its subsidiaries provide a wide range of EW, signal intelligence (SIGINT), infrared (IR) passive warning systems and C4ISR technological solutions.

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

Kinetics. Kinetics Ltd. (Kinetics), based in Airport City, Israel, is a wholly-owned Israeli subsidiary of Elbit Systems. In April 2009, Elbit Systems acquired the remaining 49% interest in Kinetics that it did not previously own. Kinetics develops technologies, systems and products in the field of advanced life support and environmental controls, such as climate control systems and nuclear, biological and chemical protection systems for combat vehicles. Also, Kinetics develops and manufactures other products for land vehicles, such as hydraulic, fuel, braking and suspension systems, an auxiliary power unit for land vehicle power pack systems and hydraulic systems for aircraft. Kinetics wholly-owns Real-Time Laboratories, LLC., a company based in Boca Raton, Florida, engaged in the U.S. market in similar activities to those of Kinetics.

SCD. Semi-Conductor Devices (SCD) is an Israeli investee partnership equally owned by Elbit Systems and Rafael Advanced Defense Systems Ltd. (Rafael). Located in Leshem, Israel, SCD develops and manufactures IR detectors for thermal imaging equipment and laser diodes used in defense and commercial applications.

Opgal. Opgal – Optronics Industries Ltd. (Opgal) is an Israeli investee company owned 50.1% by Elbit Systems and 49.9% by Rafael. Located in Karmiel, Israel, Opgal provides commercial applications of thermal imaging and electro-optic technologies, including an enhanced vision sensor designed to assist in landing aircraft under limited visibility and harsh weather conditions and thermal imaging cameras and systems for surveillance, industrial, medical and fire fighting applications. Opgal also produces IR subassemblies for forward-looking infrared (FLIR) sensors for defense applications.

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

European Subsidiary (Belgium). The European Subsidiary (Belgium) is a wholly-owned Belgium subsidiary located near Ghent, Belgium. It develops, manufactures and supports electro-optical products, mainly for the defense and space markets.

European Subsidiary (Austria). The European Subsidiary (Austria) is a wholly-owned Austrian subsidiary located near Vienna, Austria. It is engaged in programs relating to airborne, land and C4I systems.

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

Others. We have several other small subsidiaries and investee companies in Israel and other countries that conduct marketing, manufacturing, logistic support and other activities principally in the subsidiary’s local market.

Recent Acquisitions

During 2009 and the beginning of 2010, we continued to expand our capabilities through acquisitions.

In January 2010, a merger agreement was signed with Azimuth Technologies Ltd. (Azimuth) under which we will acquire the balance of Azimuth’s shares. In 2008, Elbit Systems purchased 19% of Azimuth’s shares. Under the merger agreement, our wholly-owned subsidiary, ELSEC, will purchase the balance of Azimuth’s shares from Azimuth’s shareholders for a price of approximately $46.5 million (173 million shekels). In the event that prior to the merger Azimuth distributes a dividend up to an amount of approximately $5.4 million (20 million shekels), the above mentioned consideration will be reduced by approximately $4.3 million (16 million shekels). Under the terms of the merger agreement an amount of up to approximately $1.6 million (6 million shekels) of the above mentioned consideration will be held by a trustee for the purpose of indemnifying us for, among other things, misrepresentations made by Azimuth in the merger agreement, which amount might be increased to approximately $2.13 million (9 million shekels) in the event that certain option holders of Azimuth do not exercise their options prior to the closing of the merger, and up to approximately $3.2 million (12 million shekels) in the event that prior to closing of the merger, Azimuth is affected by a material adverse change. In accordance with the terms of the agreement said amount deposited into escrow will be distributed, in whole or in part, to the shareholders at a later date as provided in the agreement. The closing of the transaction is subject to approval by a general meeting of Azimuth’s shareholders as well as approval by the Israeli Antitrust Authority. Approval of the Israeli Antitrust Authority was granted on March 3, 2010. Azimuth is an Israeli company engaged mainly in the areas of satellite navigation systems (GPS), electro-optics and data communications, for defense, para-government and civil applications. Its systems are designed for target acquisition, fire coordination, navigation and orientation solutions, command and control as well as optical measurement systems for high accuracy. Azimuth has a subsidiary in the U.K. engaged in similar activities. (See Item 18. Financial Statements – Note 25.)

In 2009, we made two acquisitions in complementary technological areas, for an aggregate purchase price of approximately $51 million, including: (i) in February 2009, we acquired 100% of Shiron Communications (1996) Ltd. (Shiron), an Israeli company that provides products for the interactive multimedia broadband satellite market (see Item 18. Financial Statements – Note 1(C)(1)); and (ii) in November 2009, we acquired substantially all the assets, liabilities and business of BVR Systems (1998) Ltd. (BVR), an Israeli company that was engaged in the development and production of training, simulation and debriefing systems for air, sea and ground forces (see Item 18. Financial Statements – Note 1(C)(4)). In April 2009, we acquired, for approximately $110 million, the remaining 49% in Kinetics that we did not previously own. (See above “Israeli Subsidiaries – Kinetics” and Item 18. Financial Statements – Note 1(C)(2).) In addition, in September 2009, we acquired an approximately 19% interest in Mikal Ltd. (Mikal) for approximately $18 million. Mikal is an Israeli company holding interests in three main areas including the Israeli companies Soltam Systems Ltd. in the area of artillery, Symar Ltd. in the area of armored fighting vehicles and ITL Optronics Ltd. in the area of optronics. As part of the transaction, Elbit Systems received an option, exercisable during 2011, to purchase the balance of Mikal’s shares at a purchase price to be determined in accordance with an independent external valuation. (See Item 18. Financial Statements – Note 1(C)(3).)

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

Our airborne systems provide a range of solutions from a single sensor to an entire cockpit avionics suite. We integrate our systems on fixed and rotary-wing, eastern and western, new and mature aircraft. As a world leader in aircraft and helicopter upgrade programs, we integrate advanced weapon, communication, navigation, electro-optic and EW systems, providing advanced net-centric capabilities for fast, precise missions. Our upgrade programs support greater fleet availability, allowing fewer aircraft to perform more missions. We support life cycle extension of our customers’ fleets. We supply logistic support services for airborne platforms, including repair and maintenance centers, training and spare parts. In 2009, we enhanced our position in the trainer and simulation area through the acquisition of the assets of BVR. (See above “Recent Acquisitions”.) Elbit Systems, Elbit Systems of America, Elop, Elisra, Cyclone, Ferranti, AEL and certain other of our subsidiaries are engaged in our military aircraft and helicopter systems activities.

Systems Portfolio

Our systems and products for military fixed-wing aircraft and helicopters include a range of advanced avionics systems, electro-optic and aerial reconnaissance systems, precision guidance systems, fighter aircraft structural components, data links, training systems and simulators. This is in addition to our helmet mounted systems and EW airborne systems described below.

Avionics Systems. Our avionics systems include integrated flight deck systems (glass cockpits), mission and aircraft management computers, weapon delivery and navigation systems, large display systems, airborne C4I systems, digital map systems, enhanced vision systems, stores management systems and digital recording devices.

Electro-Optic Systems. Our airborne electro-optic systems include head-up displays, laser range-finders and laser designators, FLIR systems, laser obstacle ranging & display systems such as SWORD, payloads such as the CoMPASS™ family, countermeasure systems and aerial reconnaissance systems such as the CONDOR® long-range oblique photography system and the CONDOR® TAC system for vertical photography.

Precision Guidance Systems. We supply a range of precision guidance systems for airborne applications including the Whizzard family (LIZARD and GAL) of laser-based precision guidance kits, semi-active laser (SAL) seekers, the STAR (smart tactical advance rocket) and the GATR (guided advanced tactical rocket).

Fighter Aircraft and Helicopter Structural Components. We supply external fuel tanks, pylons, horizontal stabilizers, fin access doors, leading edge flaps, ventral fins and rudders for F-15 and F-16 aircraft. We also supply landing gear doors, leading edge extensions and 330 gallon fuel tanks for F-18 aircraft. In addition, we supply structural parts for UH-60 and CH-53 helicopters.

Trainers and Simulators. Our trainer and simulator systems include a variety of simulators, computer-based trainers, partial task trainers, full mission trainers and complete training centers for tactical, virtual, appended and embedded training, as well as data modem simulators. Following our purchase in 2009 of BVR’s assets (see above “Recent Acquisitions”), we also supply air defense simulators, naval embedded and tactical trainers and ACMI pods.

Cpnet™. We provide Cpnet™, an end-to-end situation awareness solution providing a shared view and common operational pictures of military and non-military applications scenarios requiring mobilization of air, naval and ground units. Cpnet™ provides mission plans, location information and live video.

Programs

Our programs for military fixed-wing aircraft and helicopters encompass full scale aircraft upgrades, system upgrades, system and product supply, training, simulators and logistic support.

The customers and end users for our military fixed-wing aircraft and helicopters programs include the Israeli Air Force (IAF), the U.S. Air Force (USAF), the U.S. Navy (USN), the U.S. Army, the U.S. Marine Corps (USMC), the U.S. Coast Guard, air forces and other branches of the armed forces of the North American Treaty Organization (NATO) member governments and/or European Union (EU) member governments as well as of other governments around the world. Our customers also include major fixed-wing aircraft and helicopter manufacturers such as Lockheed Martin Inc. (Lockheed Martin), the Boeing Company (Boeing), Raytheon Company (Raytheon), Embraer – Empresa Brasileira de Aeronautica S.A. (Embraer), European Aerospace Defense and Space Company (EADS), EADS – CASA, Alenia Aermacchi S.p.A. (Aermacchi), Dassault Aviation S.A., Bombardier Aerospace Inc., Eurocopter S.A. (Eurocopter), BAE Systems Ltd., Bell Helicopters Textron Inc. (Bell Helicopters), Sikorsky Aircraft Company (Sikorsky) and Agusta S.p.A. (Agusta), among others.

Our upgrade programs for fixed-wing fighter, trainer and transport aircraft include those for aircraft such as the F-4, F-5, T-38, AL-X Super Tucano, AMX, AT-63 Pampa, MiG-21, SU-25, L-39, IAR 99, C-95 and C-130.

Our helicopter upgrade programs include those for helicopters such as the Puma 330, CH-53, UH-60, AH-1, AS-365, Mi-8, Mi-17 and Mi-24.

We also supply on a stand-alone basis advanced avionic systems such as mission computers, displays, moving maps, digital video recorders, tactical data links and operational flight protocol software for fixed-wing aircraft such as the F-15 Eagle, F-16, F-18 Hornet/Super Hornet, T-38, C-130 Hercules and T-45. In addition, we supply advanced avionics systems such as mission computers, displays, moving maps, digital video recorders, tactical data links and operational flight protocol software for helicopters such as the UH-60 Black Hawk, AH-1 Cobra, AH-64 Apache, CH-47 Chinook, CH-48, CH-53 Stallion, OH-58 Kiowa, Mi-17, Mi-24 and KMH, as well as the V-22 Osprey tilt rotocraft.

For more than two decades we have supplied numerous systems, products and support services for Lockheed Martin’s F-16 aircraft. This includes mission computers, display systems, stores management systems, commercial data entity electronic units, digital video recorders, data link hardware and software, head-up displays, helmet mounted systems, structural assemblies and simulators.

In the area of airborne electro-optic systems, we supply head-up displays for fixed-wing fighter and trainer aircraft such as the F-4, F-5, F-16, T-38, MiG-21, MiG-27, SU-30, A-4, AL-X, AMX, AT-63 Pampa, IAR-99, Jaguar KO-I, L-39, Grob, M-346 and Mirage. We also supply laser designators, laser range-finders and electro-optic pods for helicopters such as the Apache, Super Cobra, AH-Z, Sea King, Cheetah, Mi-17, Mi-24 and Tiger, as well as the USN Nite Hawk pod.

We supply airborne reconnaissance systems for F-16 aircraft of the IAF, the Republic of Korea Air Force and others. We are supplying a combined airborne image intelligence (IMINT) system to the Turkish Air Force, containing our CONDOR® 2 and CONDOR® TAC long-range oblique and vertical photography systems.

In the precision guidance systems area we supply our LIZARD systems to several air forces including the IAF. We supply SAL seekers for Boeing’s JDAM munitions, for Northrop Grumman Corporation’s (NGC) Viper Strike munitions and for other U.S. missile manufacturers. In cooperation with Alliant Techsystems Inc. (ATK), we have developed the GATR, which is currently under evaluation by several customers.

Our airborne, training and simulators programs include aircraft flight training solutions and operation of training aircraft for both fixed-wing trainers and helicopters under private financing initiative (PFI) and “power by the hour” (PBH) arrangements for the IAF Flight School and maintenance for Israel Police helicopters. In February 2010, our PFI contract with the IMOD for the operation of the IAF’s Snunit Trainer Aircraft program was extended for an additional 10-year period.

In coordination with Lockheed Martin, we supply the avionics simulation system, cockpit and visual system for the IAF’s F-16I aircrew flight and system trainer. In 2009, we were selected by the IMOD to supply a mission training center for IAF F-16 pilots. We are also supplying the IAF with a simulator for the B-200. We are supplying Boeing with the Virtual Mission Training system for the USN’s T-45 Goshhawk aircraft. We also supply simulators for fixed-wing aircraft such as the F-16A, F-16C/D, AL-X, F-4E, F-5, Mig-21, IAR 99 and Mirage 2000, as well as helicopters such as the Puma, Mi-8, Mi-24 and Sea King. We also supply Israel Defense Forces (IDF) ground forces with a tactical battle group trainer as well as tank appended trainers. In addition, we are supplying the IDF’s Home Front Command with a .crises management simulator.

Our logistic support services programs for fixed-wing aircraft and helicopters include repair and maintenance services and supply of spare parts for a range of air forces. Part of these services are performed as contractor logistic support (CLS) projects and performance based logistics (PBL). In 2009, we were awarded a contract to operate and maintain the IAF’s Effroni trainer aircraft. We also perform maintenance support activities for numerous products such as jammers, radar, 20 mm cannon and others.

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

We are engaged in a wide range of HMS activities. We are a leading supplier of HMDs for helicopters. Also, through our jointly-owned company VSI (see above “Principal Subsidiaries – VSI”) we are a leader in HMS for fighter aircraft.

Systems Portfolio

Our HMS are designed for fixed-wing aircraft as well as helicopters.

Fixed-Wing HMS. Examples of our fixed-wing HMS currently in operational use include the Display and Sight Helmet (DASH) family, the Joint Helmet Mounted Cueing System (JHMCS), the Night Vision Cueing Display (NVCD) system and the HMS for the F-35 Joint Strike Fighter (JSF). These systems enable slaving of various aircraft systems to the pilot’s line of sight, target location and identification and display of information. We have also developed TARGO™, a HMA (helmet mounted avionics) solution for fixed-wing trainer aircraft that minimizes the need for aircraft integration activities. In addition, we supply the FACT® (fast action cockpit mapping tool) for rapid electro-magnetic mapping of cockpits.

Helicopter HMS. For helicopters, our operational HMS include the Aviator Night Vision Imaging System Head-Up Display (ANVIS/HUD®) family, the Integrated Helmet and Display Sight System (IHADSS), Jedeye™ and the Panoramic Night Vision Goggle (PNVG) based on our QuadEye® system. We also supply low visibility landing (LVL) solutions. These systems facilitate safety for night flights, weapon slaving, increased operational capabilities and performance of “head-out” missions.

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

We supply the JHMCS through VSI for Boeing’s F-15 and F/A-18 aircraft and for Lockheed Martin’s F-16 aircraft. More than 3,500 JHMCS production systems have been delivered and are in operational use by the USAF, the USN, the U.S. Air National Guard (ANG) and the air forces of more than 25 other countries.

Through VSI we are developing and supplying the HMS to Lockheed Martin for the U.S. F-35 Joint Strike Fighter (JSF) Program. The JSF HMD system is expected to contain the most advanced HMS ever designed and will be used as the aircraft’s primary flight and weapon delivery system. We are currently performing the low rate initial production (LRIP 1, 2 and 3) phases of the program.

VSI is also supplying the NVCD to the USN. The NVCD includes the PNVG, based on our QuadEye® system.

In the helicopter area we have supplied more than 5,000 operational ANVIS/HUD® systems for the U.S. Army, other U.S. Armed Forces programs, the IAF and customers in Korea, Australia, Canada and the U.K., among others. We also supply IHADSS to the U.S. Army and other users of Apache helicopters as well as Agusta 129 helicopters. In 2009, Elbit Systems of America was awarded a program to supply a Helmet Display and Tracking System for the weapon system of the USMC AH-1W helicopters. In February 2010, our Jedeye™ advanced high resolution wide field-of-view HMD conducted its first flight test and is also being evaluated in the Boeing Mesa Apache Block III simulator.

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

Our commercial aviation experience extends over 80 years, with Elbit Systems of America’s Commercial Aviation Solutions – Kollsman business unit’s continuation of Paul Kollsman’s legacy altimeter products. Our activities in commercial avionics has evolved in recent years and covers a wide range of cockpit displays, head-up displays and other avionics systems including complete glass-cockpit integrated avionics suites. We are a world leader in the area of advanced enhanced vision systems (EVS), achieving the world’s first U.S. Federal Aviation Administration (FAA)-certified EVS. We own a 20% interest in Sandel Avionics Inc., which is engaged in integrated display systems, such as terrain avoidance warning systems and electronic horizontal situation indicators mainly for the general aviation market.

Our commercial avionics systems are employed on fixed-wing aircraft such as the Gulfstream 150, 200, 300, 350, 400, 450, 500 and 550, the MD-10 and MD-11, the Airbus A300 and A310, the Cessna CJ 1, 2, 3 and 4 Bravo, XLS, Citation Mustang, ENCORE, Hawker Beechcraft 400XP and 800XP and King Air series, as well as on helicopters such as the EC-225 and EC-725. Our aero structure products are installed on a number of commercial aircraft. Elbit Systems, Elbit Systems of America, Elop, Opgal, Kinetics and other of our subsidiaries are involved in our commercial avionics systems and products activities, and Cyclone produces our aero structure products.

Systems Portfolio

Vision-based Cockpit Systems. Our commercial aviation product line includes the Vision Based Cockpit™ concept, incorporating our Enhanced Vision System (EVS II) and our General Aviation – Vision System (GAViSTM). EVS II improves an aircraft’s capability to execute precision approaches and safely land in bad weather and reduced visibility conditions. GAVIS™ is an IR-based vision system that mounts like an antenna for general aviation aircraft to provide greater situation awareness at night and in other low visibility conditions. Our commercial aviation products provide critical information to pilots including a family of advanced head-up displays such as the Advanced Technology Head-Up Display (AT-HUD) and the Micro-ViS head-up display system.

Avionics, Electronic and Legacy Systems. We supply cabin pressurization control systems, air data test equipment, air data processor/sensor systems and flight instruments for the general aviation market. Our legacy products for commercial aircraft include altimeters, pressure meters, cockpit indicators and avionics test equipment.

Commercial Helicopter Systems. We produce full avionic suites, including displays, moving maps, electronic flight instrumentation systems and flight management systems for commercial helicopters.

Aero Structure Products. Our aero structure parts include pressurized and non-pressurized doors, composite beams and composite landing gear doors, thrust reverse blocker doors, fan cowl doors and winglets for commercial aircraft such as the Boeing 737, Boeing 787, SSJ-100 and HBC King Air 350, as well as aero structures for UAVs.

Hydraulic Components. Through Kinetics we supply hydraulic and pneumatic components for aerial refueling, jet engines and missiles and rockets.

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

Our programs in the area of commercial avionics and enhanced vision systems include a number of FAA certifications for installation of our EVS on a range of Gulfstream business jets. EVS II is fully certified on FedEx Express MD11 aircraft – the first certification world-wide of an enhanced flight vision system on an FAA Part-121 air transport platform. EVS II also has received European Aviation Safety Agency (EASA) approval, is installed on Jetcraft aircraft and has been selected by Gulfstream for the G250 and G650 business jets and by Embraer for the Lineage 1000 jet. Our GAVIS™ system has been FAA certified for Avanti, Grob and Citation aircraft and was selected by Sikorsky helicopters for certification for the United Technologies Flight Department. We are also supplying a head-up display to Honeywell for the FedEx Express fleet and to Jetcraft for the retrofit business jet market.

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

We manufacture aero structure parts based on metal and composite technologies for several types of commercial aircraft, including the Airbus 340 and the Boeing 737, 747, 767 and “Dreamliner” 787 passenger jets. This includes a multi-year contract with Spirit Aero Systems to supply entrance and cargo doors for commercial aircraft.

UAS (Unmanned Aircraft Systems)

Overview

We design and supply integrated UAS for a range of applications. We design and manufacture a variety of UAS platforms, including the Hermes® and Skylark® families of UAS. We also design and supply command and control ground station elements that can be adapted for various types of UAS. We supply UAS training systems with capabilities to simulate payload performance, malfunctions and ground control station operation. We design and supply engines, data links, stabilized electro-optic payloads and electronic intelligence (ELINT) and communications intelligence (COMINT) payloads for UAS. Our UAS technology has also been applied to our unmanned ground vehicle and unmanned surface vessel activities described below in this annual report.

Our UAS activities are carried out by Elbit Systems, U-TacS, Elbit Systems of America, UASD, UAV Engines Ltd., Tadiran Spectralink, Elop, Cylone and certain other of our subsidiaries.

Systems Portfolio

Our UAS encompass comprehensive systems, including the air frames, air vehicle payloads, data link, ground control system, ground support equipment and training systems.

Hermes® UAS Family. Our Hermes® family of UAS cover a range of tactical UAS. Hermes® 450 is a leader in the field of tactical long endurance UAS supporting intelligence, surveillance, target acquisition and reconnaissance (ISTAR) missions. It is the basis for the WK 450 UAS being supplied under the Watchkeeper Program (see below “Programs”). Hermes® 450 has accumulated more than 170,000 flight hours. Hermes® 900 is a new tactical medium altitude long endurance (MALE) UAS designed to extend the Hermes® 450 capabilities with full compatibility in mission and support infrastructures. Hermes® 900’s successful maiden flight took place in December 2009. Hermes® 1500 is a MALE UAS designed for maritime patrol and support missions. Hermes® 90 is a new tactical short-range UAS designed for long-endurance point-launch ISR missions.

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

Our largest UAS program is the U.K. Ministry of Defence’s (UK MOD) Watchkeeper program. In 2005, U-TacS was awarded a contract by Thales U.K. Ltd., the prime contractor to the UK MOD for the program. U-TacS’ backlog as of December 31, 2009 was approximately $219 million, to be performed mainly through 2013. The Watchkeeper program is providing the U.K. Armed Forces with ISTAR capability and is a key component of the U.K.’s Network Enabled Capability. U-TacS is supplying the Watchkeeper Subsystem comprised of the dual payload WK 450 UAV (based on the Hermes® 450) carrying our DCoMPASS™ stabilized payload incorporating day/night sensors and laser target designator, a SAR payload supplied by Thales, ground control station, ground support equipment and a data link connecting to a computerized network. The system is capable of rapid deployment and operations anywhere in the world.

U-TacS is also under contract for the UK MOD Lydian Program to supply service-based support to an ISR capability in an overseas theatre, including Hermes® 450 UAS, training and contractor logistics support.

Our first large UAS program was providing Hermes® 450 to the IDF. which has been fully operational since 2000, providing the backbone of the IDF’s tactical UAS. Under this program the Hermes® 450 has accumulated over 140,000 flight hours. Throughout the program, the Hermes® 450 has continued to develop through additional applications and enhancements. Recently we received additional orders for systems and air vehicle upgrades.

In 2009, the IMOD selected the Skylark® I LE UAS for IDF Ground Forces Battalions. This followed orders in previous years for Skylark® I from France’s Special Forces and the Australian Army as well as orders from other customers for Hermes® 450 and Skylark® I systems. We are also supplying the Skylark® II to the Korean Ministry of Defense. Under a partnership jointly owned with IAI, we are supplying UAS for the Turkish TUAV program.

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

Our EW suites equip all Israeli Navy ships and are designed to perform threat detection and intelligence applications. Our SIGINT naval systems are in operational use by several navies worldwide for anti-missile countermeasures as well as active anti-missile protection. We supply several navies various communications systems and data links for sea-based applications. In 2009, Elisra was awarded a contract to supply EW systems for the Canadian Navy’s Halifax Frigate Modernization Program.

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

Our land vehicle systems include fire control systems, electric gun and turret drive and stabilization systems, unmanned turrets, overhead remote control weapon stations, battle management systems, FLIRs, gunner’s and commander’s sights, laser range-finders, laser warning systems, threat detection systems, reconnaissance systems, displays, life support systems and hydraulic systems for tanks, personnel carriers and other combat vehicles.

Utilizing our experience from advanced avionics systems, electro-optic thermal imaging and C4I systems, we adapt and develop “tankionics” for land vehicles that shorten the “sensor to shooter” loop. Land vehicles containing our systems and products include the Merkava, M1 Abrams, Centurion, M-60, T-55, T-72, Bradley A-3, Leopard, Fennek, PzH 2000, CV-90, MLRS, HIMARS, MTVR, MRAP, AMX-30, SK-105, MK-109, ULAN, Pandur, LAV, Patria AMV, Iveco LMV and Piranha III. During 2009, we enhanced our position in the land vehicle area by acquiring the balance of Kinetics’ shares and by our acquisition of a 19% interest in Mikal. (See above “Recent Acquisitions”.) Our land vehicle systems activities are performed mainly by ESLC-T, Elbit Systems, Elbit Systems of America, Elop, Kinetics, Tadiran Systems, ELSEC and certain other of our subsidiaries.

Systems Portfolio

Our systems and products for land vehicles encompass a range of products and applications including tankionics capabilities.

Fire Control Systems. We supply fire control systems using day and night vision systems and displays for target identification, acquisition and engagement, incorporating thermal imaging, laser range-finders, day TV, digital ballistic computers and sensors.

Electric Gun and Turret Drive Systems. We supply electric gun and turret drive and stabilization systems for controlling electrically driven turrets and guns using advanced brushless technology and digital/software based servo systems.

Laser Warning and Threat Detection Systems. We provide a wide range of combat proven computer and display hardware products and situation awareness peripheral vision systems. These include cutting edge laser warning systems for identifying and pinpointing the angular direction of laser sources generated by laser range-finders and laser guided and laser beamrider missiles.

Unmanned Turrets and Remote Controlled Weapon Stations. We supply advanced unmanned turrets and overhead remote controlled weapon stations. Our unmanned turrets and remote controlled weapon systems, such as the UT30 configurable unmanned turret and the Overhead Remote Controlled Weapon Station (ORCWS) family of products, enhance ground vehicle capabilities for urban warfare scenarios and convert armored personnel carriers to armored fighting vehicles with no penetration of the vehicle’s deck.

Unmanned Systems. We supply various unmanned platforms including our medium-size unmanned ground vehicle (UGV) used mainly for border control and security missions, and our small-size UGV – the ViperTM (Versatile Intelligent Portable Elbit Robot), a man-packed robot designated to perform various urban combat support missions. We also supply mini-robotic devices used by land forces for tactical missions.

Sensors. We develop unattended ground sensors that detect human and vehicle activity.

C4I Systems. Our C4I systems for combat vehicles include battle management systems that process data and enhance situational awareness of land vehicle crews and commanders. Our overall situational awareness systems for land vehicles include electro-optic-based laser range-finders, TOW night targeting sights, thermal imaging systems, flat paneled color displays, threat detection systems, gunner’ and commander’s sights, laser warning systems, reconnaissance systems and our “See-through Armor” system providing 360° panoramic observation for 360º independent panoramic target location and identification and gun-turret direction, using day and night vision systems.

Life Support Systems. We supply life support systems for land vehicles for environmental, climate and nuclear, bacterial and chemical (NBC) protection and control.

Hydraulic Systems. We supply hydraulic systems for vehicle fueling, braking, suspension and power pack operation.

Counter-IED Measures. We develop and supply deployed vehicle mounted counter remote controlled improvised explosive devices (IEDs) electronic warfare systems, which protect vehicle crews from IEDs.

Programs

We are engaged in a wide range of land vehicle systems programs, from comprehensive vehicle modernization programs, to stand-alone system supply to vehicle manufacturers to life cycle support programs. Customers for our land vehicle systems include the IDF, the U.S. Army, the USMC, the armed forces of numerous NATO, EU and other countries, as well as major military vehicle manufacturers such as General Dynamics Corporation (General Dynamics), BAE Systems Inc. (BAE Systems), Lockheed Martin, Patria Oyj (Patria), Mowag GmbH (Mowag), Steyr GmbH (Steyr) and Iveco S.p.A. (Iveco).

We supply a range of systems for all models of the IDF’s main battle tank, the Merkava. This includes fire control and electric gun and turret drive systems, electronic and electric turret systems, day/night gunner and commander sighting systems, flat panel displays, laser warning systems, life support systems and battle management systems.

We are supplying BAE Systems with a number of systems for the U.S. Army’s Bradley A-3 fighting vehicle. We are a subcontractor to Lockheed Martin for the U.S. Army Multiple Launch Rocket System (MLRS) as well as for the U.S. Army’s and USMC’s High Mobility Artillery Rocket System (HMARS). We also are part of Lockheed Martin’s team for the upgrade of the USMC’s Light Armored Vehicle (LAV) command and control (C2) vehicle. During 2009, Elbit Systems of America was awarded a five-year indefinite delivery/indefinite quantity (ID/IQ) contract by the U.S. Army to supply components, assemble kits and install systems for various mounted and dismounted mortar fire control systems.

We are engaged in numerous land vehicle modernization programs for European customers, including the Turkish M-60 tank modernization program. We are supplying various systems to: Mowag for the Romanian Ministry of Defense’s Piranha III vehicle program and for the Piranha III Belgium armored infantry vehicle program; Patria for the Slovenian AMV 8x8 armed vehicle program; Steyr for the Portuguese Army’s Pandur II 8x8 light wheeled armored vehicle program; and Iveco for the Brazilian Army’s medium wheeled armored personnel carrier program and the Austrian Army’s 4x4 wheeled armored program.

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

Through G-NIUS Unmanned Ground System Ltd. (G-NIUS), our joint venture with IAI, we are developing and supplying unmanned ground vehicles (UGVs), which perform a variety of missions in support of infantry forces’ combat operations, including the Guardium™ UGV suitable for off-road rough terrain environments.

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

We have access to the full range of radio and military communications solutions developed by Tadiran Communications over the last 40 years and recently by ESLC-T. In 2008, we completed the merger of Tadiran Communications’ Israeli activities into ESLC-T as well as the incorporation of Tadiran Communications’ U.S. subsidiary Talla-Com into Elbit Systems of America’s C4I Solutions business unit. Tadiran Communications’ radios and communications systems and products are now incorporated into our overall C4I solutions as well as sold on a stand-alone basis to other defense contractors and end users.

During 2009, we added to our C4I technological capabilities through the acquisition of Shiron (see above “Recent Acquisitions”) and integrated into Elbit Systems of America the business of Innovative Concepts Inc., which we acquired in 2008. Our land-based C4I radio and communications activities are conducted by ESLC-T, Elbit Systems of America, Telefunken, Shiron and certain of our other subsidiaries.

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

Integrated Infantry Combat Systems. We supply systems that provide real-time net-centric information to infantry forces. This includes our DOMINATOR® system that enables infantry units to send and receive real-time data, view-up-to the-minute common operational pictures on personal displays and live video from either our external electro-optic payload advanced stabilized system (CoMPASS™) and our multi-sensor stabilized integrated system (MSIS), or from body sensors, as well as transmit images and positions back to the command post. DOMINATOR® comprises elements such as a personal digital unit, tactical communication unit, eyepiece, weapon-mounted fire control system, helmet, CORAL-CR, power pack and communication system.

Artillery C4I Systems. We supply a range of systems for C4I applications among field artillery units, such as our Combat NG system, which are deployed from the platform to brigade levels, managing all aspects of artillery operations and fire control, including for theater missile defense applications.

MapCore®. We supply MapCore®, a software design kit providing mapping capabilities for application programmers, capable of manipulating 2D maps, 2.5D maps (2D maps with elevation) and 3D maps (terrain visualization) in the application’s user window and serving as an infrastructure for developing moving maps, mission planning and debriefing, C4ISR and simulator systems.

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

Tactical Multi-media Router (TMR). We supply TMR, a building block for execution of multi-media routing on a dynamic basis for command posts as well as combat vehicles.

Radio and Communications Systems and Products. Based on the Tadiran Communications’ product line, we supply a range of tactical radio systems, software data radio systems, multi-channel radio systems, integrated radio communications systems, power HF communications systems, broadnet communications systems based on WiMAX technology, mobile net communications systems and tactical data communications systems. We also provide MAXESS® military wireless LAN systems for wide band data transmission. Our radio and communication systems portfolio includes military communications systems and products for a wide range of customers worldwide, which are used for voice, data and video (multi-media) applications in a broad range of frequencies, starting at the VLF band though HF, VHF, UHF to the C-band and further on in the mm wave band. The range of products and systems facilitate secured and ECCM immuned voice and broadband data communications, covering the communication needs of all levels of military echelons. Our military communications product line also includes short and medium-range VHF radio systems, long-range HF radio systems, multi-band VHF-UHF handheld/man-pack radios, line of sight multi-channel radio systems, ruggedized computers/communication terminals, integrated communications systems combining wireless (radio) and wired (telephony), IP/LAN/WAN networks and situation awareness systems.

Satellite on the Move (STOM). As part of our communication portfolio we supply STOM solutions and antennas for combat platforms for continuous satellite communication.

Communications Support Products and Services. Based on Elbit Systems of America’s Talla-Com product line, we supply a range of tactical radio power amplifiers for the AN/PRC-117F, AN/PSC-5 and Single Channel Ground and Airborne Radio Systems (SINCGARS). We also provide repair, overhaul and other services for SINCGARS technology refresh programs to extend the life of the SINCGARS.

Improved Data Modem (IDM) Technology. Our IDM technology is a core technology solution set that provides users in severe environments with a means of routing and processing data over IP-based or point-to-point networks using existing (and primarily voice-grade) radios. This includes a range of form factors with numerous operational flight protocol (OFP) software versions. This technology is part of the air to ground data link used by USAF to execute close air support.

Military IT Systems. We deliver and supply military IT systems such as the Integrated Component-based Exploitation (ICE) system that provides ISR centers with an end-to-end system for the entire operational cycle of multi-sensor imagery exploitation. ICE is a fully integrative multi-sensor exploitation system designed to provide an end-to-end solution for the entire operational cycle of satellite and airborne digital imagery. ICE offers a unified solution based on imagery data derived from a variety of sensors: satellite, airborne, UAS payloads, electro-optic, infrared or video. With the ability to integratively handle this data and complimentary intelligence information, interpreters benefit from a fully detailed intelligence information interview. We also supply a multi-satellite mission planning system for planning satellite operational missions.

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

In 2004, we were selected by the IMOD to be the prime contractor for the Israel Digital Army Program (DAP). Under the DAP, we are supplying the IDF with computerized systems down to the single soldier level. The systems facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons. The program calls for supply and support of all hardware and software, including command and control stations, data processing and distribution systems. It will enable force coordination at all levels, access to updated situational pictures, improved overall operational capabilities, including survivability and accuracy, and more efficient utilization of personnel and other resources. As of December 31, 2009, we had a total DAP backlog of approximately $357 million, to be performed mainly through 2014. The DAP includes a significant portion being performed under U.S. FMF funding.

Other C4I programs being performed for the IDF include the Digital Infantry Soldier program providing a battle management solution and full digital soldier suit for infantry, supply of our TORC2H® border protection command and control software and supply of the BMS for Battalion Combat Teams, supply of enhanced tactical computers, supply of a wireless LAN solution, supply of a broadnet communications system and development of the IDF’s new generation tactical radio system. We are supplying a BMS to the Royal Netherlands Army, and we supply C4I solutions to several armies around the world. In 2009, we were selected to supply high speed radio and data transmission communication systems to the Finnish Ministry of Defense.

In 2009, Elbit Systems of America was selected by the U.S. Army as part of a team led by Rockwell Collins for the development of a new soldier-worn Ground Soldier System (GSS). This team is competing with two other teams for the follow-on phase of the GSS program. The system includes a lightweight soldier-worn computer, GPS, radio and sensor system that allows improved situational awareness along with enhanced command and control at the squad, platoon and company level.

We are supplying RPDAs and Tacter® 31M products to the USMC as well as UHF SATCOM power amplifiers to DOD agencies. We supply data modems and mesh networking elements to U.S. and international customers. We also supply a range of radios and military communications systems to land forces of governments around the world. During 2009, we received contracts from South American, European and Asian customers for tactical radio systems.

Electro-Optic and Countermeasures Systems

Overview

Based on more than 70 years of experience in the electro-optic market, we design and manufacture a full range of electro-optic-based solutions for air, land, sea and space applications. We cover the complete spectrum of electro-optic-based solutions with products ranging from laser and thermal imaging systems to head-up displays, through ISR systems – including payloads for space, airborne, naval and land-based missions – to ground integrated sights, electro-optic countermeasures and homeland security solutions. We are one of the few companies in the world that has engineering capability and facilities in-house in all major areas of electro-optics.

Our ISR related business activities – space cameras, airborne reconnaissance and observation & surveillance – share a broad infrastructure of technologies that provide IMINT and long-range observation solutions for space, air, sea and land based sources. In the space area, we also maintain in-house Israel’s national space electro-optics infrastructure. In addition, we supply dedicated satellite cameras for space research and advanced multi-spectral and high resolution pan-chromatic cameras for commercial satellites.

Our electro-optic-based solutions for military fixed-wing and helicopters systems, UAS, commercial aviation systems, naval systems, land vehicle systems and homeland security systems are described elsewhere in this annual report. Elop, Elbit Systems of America, ELSEC, SCD, Opgal and certain other of our subsidiaries are engaged in electro-optic related activities. In January 2010, we signed an agreement to purchase the balance of the shares in Azimuth, an Israeli company engaged in electro-optic related activities. (See above “Recent Acquisitions”.)

Systems Portfolio

We supply a broad range of electro-optic and countermeasures systems.

Thermal Imaging Systems and Products. We produce a range of FLIR systems for night observation for air, land and sea platforms, including hand-held portable solutions. These FLIRs are included in our stabilized payloads and our man-portable systems. This includes, among others, the CORAL and CORAL-CR family of thermal imagers and the MARS thermal imager and target acquisition system.

Laser-Based Systems. We develop and supply a range of laser designators and laser range-finders, such as the Portable Laser Designator/Range-Finder (PLDR) and SERPENT for air, land and naval platforms based on solid state flash lamp or diode pumped technologies, both in the eye-safe and non-eye safe band. We also develop laser filters and LADAR/LIDAR systems and have completed the development of Rattler, a mini-designator.

Stabilized Payloads. We design and supply a number of payloads for air, land and sea-based observation, target acquisition, target engagement, training and fire control, using stabilized line of sight systems and incorporating laser range-finders or designators and thermal and TV cameras. This includes our Advanced Multi-Sensor Payload System (AMPS) and our Compact Multi-Purpose Advanced Stabilized System (CoMPASS™) family, including the DCoMPASS™ and the Micro-CoMPASS™.

Countermeasure Systems. Our electro-optic-based countermeasure systems include our Multi-Spectral Infrared Countermeasure System (MUSIC®) for installation on commercial aircraft and military helicopters and transport aircraft for detection and jamming of anti-aircraft shoulder-launched missiles.

Head-Up Displays. We supply head-up displays for a range of fixed-wing aircraft and helicopters.

ISR Systems. Our electro-optic-based ISR systems include aerial reconnaissance systems, such as the CONDOR® 2- EO/IR LOROP – visible and IR long-range oblique photography systems. These systems provide long-range day/night IMINT real-time collection from high, medium and low altitude using digital photography, transmission processors and displays systems. Our long-range day and night surveillance systems include LORROS® (Long-Range Reconnaissance and Observation System) for border patrols and surveillance posts.

Space Cameras and Telescopes. We supply advanced panchromatic and multi-spectral cameras for high resolution, remote sensing satellites for commercial and military space IMINT, supplying high resolution ground images, and for scientific research.

Infrared Sensors. SCD develops and manufactures infrared detectors and laser diodes for electro-optical applications. Opgal develops electro-optics “engines” (camera cores) that combine detectors with proprietary electronics, as well as IR solutions for commercial and defense applications.

Hyperspectral. We are in the process of developing cutting edge hyperspectral sensors and systems for various airborne platforms.

Programs

We perform a range of programs in the electro-optic and countermeasures systems area. Our customers include the IDF, the Israel Space Agency, the USMC, the USN, armed forces of many other governments as well as major defense contractors such as Lockheed Martin.

We supply a range of hand-held thermal imaging and binocular systems for long-range observation and reconnaissance. We supply our CORAL family of thermal imaging devices to the IDF and the armed forces of Canada, Germany and other countries. We are supplying the IDF our MARS hand-held un-cooled thermal imager and target acquisition system. We are supplying the AN/PAS-22 and AN/PAS-25 long-range thermal imagers and thermal laser spot imagers to the USMC. We also are under contract with the USN for the repair and maintenance of various Night Targeting systems components for USMC AH-IW helicopters, as well as the upgrade of the AH-1W Night Targeting System to the NTSU configuration. We provide our QuadEye® panoramic night vision goggle to VSI as part of the JHMCS helmet for the USN and USAF (see above “Helmet Mounted Systems – Programs”). We have also produced and support thousands of AN/TAS-4 night sights for various customers.

We are supplying PLDRs to the German Armed Forces. We are also supplying the AN/PEQ-17 laser designator to the USMC and the Common Laser Designator Range-finder (CLDR) to Lockheed Martin, which is used on the USMC AH-IZ Super Cobra and the USAF AC-130 Gunship aircraft. We also supply laser designators and range-finders for air and ground applications to several other customers, including several in North America.

In the area of stabilized payloads we supply CoMPASS™, as well as the DCoMPASS™ and Micro-CoMPASS™ for helicopters, UAS and marine platforms. (See above “Military Fixed-Wing and Helicopter Systems”, “UAS” and “Naval Systems.”) Our military head-up display programs as well as our aerial reconnaissance systems programs are described in “Military Fixed-Wing and Helicopter Systems” above.

Land vehicle electro-optic-based thermal imaging and laser products programs, including integrated sights, are described above under “Land Vehicle Systems.” We supply LORROS® to the IDF for long-range day and night observation. We are also supplying the Turkish Air Force with a combined airborne IMINT system, including our CONDOR®2-TAC vertical-tactical aerial photography pods.

In the countermeasures area we are developing C-MUSIC®, a laser-based countermeasure system for use on commercial passenger aircraft as well as military helicopters, transport aircraft and other commercial aircraft to protect against missiles using IR seekers. In 2009, we were awarded a contract for the development and implementation of our C-MUSIC® commercial DIRCM (direct infrared counter measures) system for Israeli commercial aircraft.

We supply a variety of high resolution cameras and telescopes for space applications. This includes cameras for the various versions of the IDF’s Ofek satellites, satellites of the Israel Space Agency and other countries’ space agencies and EROS satellites operated by ImageSat International N.V. We also are developing hyper-spectral systems for the IMOD.

Homeland Security Systems

Overview. We design, manufacture and integrate a wide range of comprehensive homeland security and para-government systems and products covering diverse scenarios and applications. These include integrated land, maritime and coastal control and surveillance systems, airport and seaport security systems, border control systems, “safe city” systems, access and border registration control systems, pilot identification systems, transportation security systems, C4I homeland security applications, facility perimeter security products, electronic fences, electro-optic surveillance systems, tactical mini-UAS and communications systems for defense, police, airport, border patrol and coast guard applications, training and simulation solutions, energy and critical infrastructure protection and other homeland security uses. Many of our defense related activities described elsewhere in this annual report also have homeland security applications. Our homeland security systems activities are performed by ELSEC, Elbit Systems, ESLC-T, Elop, Elisra, Elbit Systems of America and certain of our other subsidiaries.

Systems Portfolio

Our homeland security systems portfolio draws upon many of the systems described above, including those under “UAS”, “C4I Systems” and “Electro-Optic and Countermeasures Systems.” We also provide a range of systems designed specifically for the homeland security market.

Border Surveillance Systems. We supply a range of systems and products for border, surveillance, including day/night observation systems, smart fences, mini-UAS, surveillance land vehicles and C4I-based systems combining some or all of the above-mentioned systems. We also supply border control and management IT systems.

Safe City Systems. We offer “safe city” crime and terror detection and crisis management solutions combining fully integrated C4I systems with advanced electro-optic surveillance, UAS, communication solutions and other systems to provide city-wide event detection and operations coordination, management and control to municipal security forces.

Airport Security Systems. We supply a variety of solutions to secure airports and related aviation security facilities from undesired intrusions, supporting secure airport operations and facilitating pilot identification, while complying with the range of regulations that govern airport and aviation security. We also supply national-based access security solutions for air traffic control missions.

Seaport and Coastal Surveillance Systems. We supply comprehensive surveillance systems for monitoring maritime traffic, prevention of smuggling, illegal shipments, customs violations and illegal immigration, controlling fishing activities and coordination of search and rescue.

Perimeter Security and Intrusion Detection Systems. We supply electronic alarm fences and virtual fences, combined with electro-optic pointing, verification and tracking to detect and deter attempts by intruders to breach secured facilities and critical infrastructures.

Transportation Security and Safety Systems. We provide security and safety solutions for railroad authorities, including railway security systems and anti-collision alert systems for crossing junctions.

Communications Systems. We supply MICOM HF radio communications systems for land and maritime-based security forces.

Training and Simulation Solutions. We supply training and simulation solutions for first responders, FEMA (Federal Emergency Management Administration) activities, crime prevention and counter-terrorism.

Programs

We perform a range of homeland security-related programs for national, regional and municipal security authorities, including airport, border guard and coastal control authorities. Customers for our homeland security systems include the Israeli Ministry of Transportation, the IMOD, the U.S. Department of Homeland Security, various commercial airports in Europe and Africa, border and security forces in Europe and Asia and security organizations of several other governments.

We are engaged in several “smart” electronic deterrence projects for the Israeli government. We have developed and supplied the Israel Police with Israel’s Border Control Management System.

We are performing programs relating to border security projects, coastal surveillance systems and integrated airport security systems for European and other governments.

In 2009, we were awarded a contract for security and safety solutions for a railroad authority.

EW and SIGINT Systems

Overview. Through Elisra, we supply a range of multi-spectral self-protection suites and systems for airborne platforms including advanced EW and electronic countermeasures (ECM) systems, communications jammer solutions, missile warning systems, laser warning systems and radar warning receivers. We also furnish SIGINT systems, including ELINT, COMINT and direction finding (DF) systems, designed for air, ground and naval platforms and applications. We also supply ECM systems, counter improvised explosive devices, data links, search and rescue systems and anti-tactical ballistic missile detection simulation systems.

Systems Portfolio

We supply a range of EW suites, SIGINT systems, ECMs, data links, search and rescue systems and anti-tactical ballistic missile detection simulation systems.

EW Suites. Our EW suites provide advanced self protection integrated capabilities for various types of combat aircraft, naval and ground platforms, combining defense aid suites (DAS) with ESM in a single unit. The EW suites cover multi-spectral bands and include radar warning receivers (RWR), passive IR missile warning systems, laser warning receivers, ECM systems and other measures. Various configurations of our EW suites have been installed on airborne platforms such as helicopters, transport aircraft fighter aircraft and commercial aircraft. As part of our IR missile warning systems we supply additional operational capabilities such as our Situation Awareness Panoramic IR (SAPIR) system with collision avoidance for increased mission safety.

SIGINT Systems. We develop and supply full electromagnetic spectrum SIGINT (ELINT, COMINT and DF) systems for tactical and strategic intelligence gathering for airborne, ground and naval applications. Our SIGINT systems incorporate advanced receiving, signal processing and DF technologies, including different times of arrival (DTOA) and interferometer technologies.

Electronic Countermeasures (ECMs). We supply a range of systems for self protection and electronic attack for airborne, naval and ground platforms including the SPJ (Self Protection Jammer) and the COMJAM (Communication Jammer).

Counter Improvised Explosive Devices (CIED). We develop and supply a range of electronic jammer anti-bomb products, including cellular selective jammer and protection systems against IEDs, such as the Electronic Jamming Anti-Bomb (EJAB) family of products.

Data Links and Video Dissemination Systems. We develop and supply smart data link solutions for unmanned platforms, guided weapons and satellites and video dissemination for airborne (including UAS), ground and naval applications. These include the V-RAMBO video receiver and monitor that features video and a telemetry receiver the size of a PDM, the man-pack receiving system (MRS-2000) that incorporates an all-digital ruggedized transceiver for receiving and disseminating real-time UAS derived video images and telemetry data and the Active Man-pack Transceiving System (AMTS) for display of IMINT for surface platforms.

Search and Rescue Systems. We develop and supply advanced solutions for pilots and rescue teams for the combat arena as well as personal search and rescue systems for non-combat situations.

Anti-Tactical Ballistic Missile Defense Simulation Systems. We are the developer of the core of the Israel Test Bed (ITB), a real-time simulator for tactical ballistic missile defense systems.

Programs

We supply a range of EW, SIGNIT, data links and search and rescue systems to defense forces around the world for airborne, ground and sea-based applications. Customers for these systems include the IDF, the armed forces of several other governments as well as major defense contractors. We are supplying EW systems for the Canadian Navy’s Halifax Frigate Modernization Program. (See above “Naval Systems – Programs”.)

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

We supply data links for airborne platforms including UAS. We also supply airborne search and rescue systems to various customers. In 2010, we were awarded a contract to supply Tactical Video Data Link (TVDL) systems for USMC AH-IW helicopters. Our ITB tactical ballistic missile defense trainer is used by the IDF, and our Citron Tree battle management center is utilized for the IDF’s Arrow Defense Weapon system.

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

We own a minority interest in three companies that are engaged in activities primarily for the commercial market. We own an approximately 16% interest in Starling Advanced Communications Ltd., an Israeli company, whose shares are traded on the TASE, and which develops products in the area of internet communications through satellite transmissions and broadband information transfer for commercial aircraft. We own an approximately 19% interest in Chip PC Ltd., an Israeli company whose shares are traded on the TASE, and which is engaged in the development and manufacture of “thin client” solutions enabling server based computing technologies to replace traditional personal computers and deploy and control large numbers of work stations. We also own an approximately 14% equity interest in ImageSat International N.V., a Netherlands Antilles company involved in the operation of satellites for commercial and other applications and providing satellite imagery. (Also see Item 8. Financial Information – Legal Proceedings – ImageSat.)

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel (1)	U.S. (2)	Other Countries (3)
Owned	1,593,000 square feet	700,000 square feet	113,000 square feet
Leased	1,534,000 square feet	125,000 square feet	422,000 square feet

(1)	Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems, Elop, ESLC-T, Cyclone, ELSEC, Elisra, Tadiran Systems, Tadiran Spectralink and/or Kinetics.

(2)

Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America in Texas, New Hampshire, Florida, Alabama, Virginia, Georgia and Kansas. Elbit Systems of America’s facilities in Texas, New Hampshire and Alabama are located on a total of approximately 130 acres of land owned by Elbit Systems of America. This does not include properties not held by Elbit Systems of America, including a total of approximately 40,000 square feet in Florida and Mississippi leased by Kinetics’ U.S. subsidiary Real-Time Laboratories, Inc. and approximately 6,000 square feet leased by our wholly-owned subsidiary Elmec Inc. in Massachusetts.

(3)	Includes offices, design and engineering facilities and manufacturing facilities in the U.K., Romania, Belgium, Germany, Brazil and Korea.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including building projects, equipment, machinery and vehicles, amounted to approximately $119 million. Each of our manufacturing facilities generally operates at or near full capacity. Accordingly, we believe that our current facilities are adequate for our operations as now conducted.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. A license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology eventually exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2009, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense products, military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. government. Such approvals are typically in the form of an export license or a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli and other non-U.S. entities are also required to obtain such export licenses and TAAs. This applies to data required by our non-U.S. entities to perform work for U.S. programs. Licenses are also required for Israeli nationals assigned to work in defense-related technical areas at our U.S. affiliated companies. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. In recent years, the U.S. has implemented enhanced scrutiny of its export control regulations, and the U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Other governments’ export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers’ governments.

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

Orders to be issued under the Israeli Defense Entities Law will also establish other conditions and restrictions. It is anticipated that in the case of a publicly traded company such as Elbit Systems, Israeli government approval will be required for acquisition of 25% or more of the voting securities or a smaller percentage of shares that grant “means of control.” Means of control for purposes of the law include the right to control the vote at a shareholders’ meeting or to appoint a director. Orders relating to defense entities are also anticipated to, among other matters, (1) impose restrictions on the ability of non-Israeli resident citizens to hold “means of control” or to be able to “substantially influence” defense entities; (2) require that senior officers of defense entities have appropriate Israeli security clearances; (3) require that a defense entity’s headquarters be in Israel and (4) subject a defense entity’s international joint ventures and various technology transfers to the approval of the IMOD.

Approval of U.S. and Other Defense Acquisitions. Many other countries also require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense related businesses in the U.S. are subject to the Foreign Investment and National Security Act (FINSA) of 2007. Under FINSA, our acquisitions of defense related businesses in the U.S. require review, and in some cases approval, by the Committee on Foreign Investment in the United States (CFIUS).

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

Foreign Military Financing (FMF). Elbit Systems of America participates in United States FMF programs. These programs require countries, including Israel, receiving military aid from the United States to use the funds to purchase products containing mainly U.S. origin components. In most cases, subcontracting under FMF contracts to non-U.S. entities is not permitted. As a consequence, Elbit Systems of America generally either performs FMF contracts itself or subcontracts with U.S. suppliers. The U.S. government may authorize the IMOD to utilize a portion of the FMF budget under the United States Subcontracting Procurement (USSP) channel. In such cases, companies such as Elbit Systems or our Israeli subsidiaries, who are acting as the Israeli prime contractor to the IMOD under the NIS funded portion of an IMOD program, are authorized to negotiate and enter into a subcontract directly with a U.S. supplier. However, payment of the funds under a USSP channel subcontract is administered by the IMOD Purchasing Mission to the U.S. Elbit Systems of America also participates in U.S. Foreign Military Sales (FMS) programs.

Procurement Regulations. Solicitations for procurements by governmental purchasing agencies in Israel, the United States and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

Anti-Bribery Regulations. Laws such as the U.S. Foreign Corrupt Practices Act, and corresponding legislation in Israel and other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process.

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

Federal Drug Administration Regulations. Medical products designed and manufactured by Elbit Systems of America’s Medical Instruments – KMC Systems business unit are subject to U.S. Federal Drug Administration (FDA) regulations.

Buy-Back

As part of their standard contractual requirements for defense programs, several of our customers include “buy-back” or “offset” provisions. These provisions are typically obligations to make, or to facilitate third parties to make, specified transactions in the customer’s country. (For a description of these provisions, see Item 5. Operating and Financial Review and Prospects – Off-Balance Sheet Transactions.)

Financing Terms

Types of Financing. There are several types of financing terms applicable to our defense contracts. In some cases, we receive progress payments according to a percentage of the cost incurred in performing the contract. Sometimes we receive advances from the customer at the beginning, or during the course, of the project, and sometimes we also receive milestone payments for achievement of specific milestones. In some programs we extend credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that we finance all or part of the project’s costs for various periods of time. Financing arrangements may extend beyond the term of the contract’s performance. When we believe it is necessary, we seek to protect all or part of our financial exposure by letters of credit, insurance or other measures, although in some cases such measures may not be available.

Advance Payment Guarantees. In some cases where we receive advances prior to incurring contract costs or making deliveries, the customer may require guarantees against advances paid. These guarantees are issued either by financial institutions or by us. We have received substantial advances from customers under some of our contracts. In certain circumstances, such as if a contract is canceled for default and there has been an advance or progress payment, we may be required to return payments to the customer as provided in the specific guarantee. As part of the guarantees we provide to receive progress payments or advance payments, some of our customers require us to transfer to them title in inventory acquired with such payments. (See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank Guarantees.)

Performance Guarantees. A number of projects require us to provide performance guarantees in an amount equal to a percentage of the contract price. In certain cases we also provide guarantees related to the performance of buy-back obligations. Some of our contracts contain clauses that impose penalties or reduce the amount payable to us if there is a delay or failure in performing in accordance with the contract or the completion of a phase of work, including in some cases during the warranty period. These types of guarantees may remain in effect for a period of time after completion of deliveries under the contract. Such guarantees are customary in defense transactions, and we provide them in the normal course of our business. (See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank Guarantees.)

Financial Risks Relating to Our Projects. The nature of our projects and contracts creates some potential financial risks, including risks relating to dependence on governmental budgets, fixed-price contracts for development effort and production, schedule extensions beyond our control, termination for the customer’s convenience, potential for monetary penalties for late deliveries or failure to perform in accordance with the contract requirements and liability for subcontractors. In addition, we receive payments for some of our projects in currencies other than U.S. dollars. In such cases, we sometimes elect to adopt measures to reduce the risk of exchange rate fluctuations. (See Item 3. Key Information – Risk Factors – General Risk Related to Our Business and Market.)

Intellectual Property

Patents, Trademarks and Trade Secrets. We own hundreds of living patent families including patents and applications registered or filed in Israel, the United States, the European Patent Office and other countries. We also hold dozens of living trademark families relating to specific products. A significant part of our intellectual property assets relates to unique applications of advanced software-based technologies, development processes and production technologies. These applications are often not easily patentable, but are considered as our trade secrets and proprietary information. We take a number of measures to safeguard our intellectual property against infringement as well as to avoid infringement of other parties’ intellectual property. (For risks related to our intellectual property see Item 3. Key Information – Risk Factors – General Risk Related to Our Business and Market.)

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 35% of our revenues in 2009 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and title to inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the end product is purchased, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

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

We perform R&D projects to produce new systems for the IMOD and other customers. These projects give us the opportunity to develop and test emerging technologies. We developed new tools for fast prototyping for both the design and development process. This permits the operational team members to effectively specify requirements and to automatically transfer them into software code. Examples of our ongoing defense-related R&D projects include those for night operation capabilities, laser systems, display systems, helmet mounted systems, other avionics systems, aerial, land and sea-based unmanned vehicles and robotics, space based cameras, ISR systems, C4I systems, electric tank and turret drive systems, unmanned turret systems, communication systems and homeland security systems. Examples of our R&D in commercial areas include projects relating to commercial aviation and commercial night vision products for automobiles. We employ thousands of software and hardware development and systems engineers engaged in advance programs for airborne, ground and naval defense, homeland security and space applications. In addition, most of our program and business line managers have engineering backgrounds. More than 50% of our total workforce is engaged in research, development and engineering.

Our customers, the OCS and other R&D granting authorities sometimes participate in our R&D funding. We also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009
	(U.S. dollars in millions)
Total Investment	$155.3	$217.2	$245.8
Less Participation*	28.3	32.2	29.0

Net Investment	$127.0	$185.0	$216.8

(Also see Item 5. Operating and Financial Review and Prospects – Summary of Operating Results – 2009 Compared to 2008 – Research and Development.)

*	See above – “Government Rights in Data” and see below – “Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding.”

Manufacturing

We manufacture and assemble our systems and products at our operational facilities in Israel, the U.S., Europe and at certain of our subsidiaries in other countries. These facilities contain warehouses, electronic manufacturing areas, test equipment and final assembly and test stations. We also have mechanical workshops, fully automated surface mount technology lines and clean rooms. We have fully independent capabilities in electronic card assembly, electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply. A number of our manufacturing activities are provided on a shared services basis by various of our in-house centers of excellence.

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

Seasonality

Although revenues may sometimes increase towards the end of a fiscal year, no material portion of the Company’s business is considered to be seasonal. The timing of revenue recognition is based on several factors. (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.)

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

Representatives of our customers generally test our products before acceptance. Branches of the IDF and other customers have authorized us to conduct acceptance testing of our products on their behalf. In addition, various of our Israeli operations units are certified for one or more of the following: Capability Maturity Model Integration (CMMI) Level 3 of the U.S. Software Engineering Institute (SEI), ISO-9001, ISO-90003 for software, AS9100, compliance with NATO AQAP, ISO-14001, OSHAS 18001 and European Aviation Safety Agency (EASA) part 145 for maintaining civil products and part 21 for production of civil products.

Quality certifications applicable to defense products of Elbit Systems of America’s operating units include certifications for CMMI Level 3 of the SEI, ISO-9001, AS9100 and compliance with NATO AQAP requirements. In the area of commercial aviation Elbit Systems of America operating units hold EASA certification as well as a variety of FAA certifications including FAA Part 21 approval and FAA Part 145 approved repair stations. In the medical equipment area, Elbit Systems of America is certified for ISO 13485:2003, is registered with the FDA as a GMP manufacturer and is FDA compliant with Quality Systems Regulations 21 CFR Parts 820, 803 and 806.

Service and Warranty

We instruct our customers on the proper maintenance of our systems and products. In addition, we often offer training and provide equipment to assist our customers in performing their own maintenance. When required, support may be provided by a local support team or by experts sent from our facilities. We also provide performance based logistics services.

We generally offer a one or two-year warranty for our systems and products following delivery to, or installation by, the customer. In some cases we offer longer warranty periods. We accrue for warranty obligations specifically determined for each project based on our experience and engineering estimates. These accruals are intended to cover post-delivery functionality and operating issues for which we are responsible under the applicable contract.

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

In the U.S., Elbit Systems of America leads our sales and marketing activities, from its facilities throughout the U.S.. A number of marketing related support services are provided on a central shared services basis to various units in the Company. Elbit Systems of America operates under a Special Security Agreement that allows it and its subsidiaries to work on certain classified U.S. government programs. See above “Principal Subsidiaries – Elbit Systems of America.” Our subsidiaries in other countries typically lead the marketing activities in their home countries, often assisted by marketing and business development personnel based in Israel.

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

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customer during the last three years was the IMOD, which accounted for 21% in 2007, 19% in 2008 and 21% in 2009.

Ethics

We conduct our business activities and develop Company policies based on a firm commitment to ethical practices. In addition to our Code of Conduct (see Item 16.B) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating ongoing training and enforcement. In 2009, we became members of the Ethisphere Institute’s Business Ethics Leadership Alliance.

Social Responsibility

We place importance on social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing ethics in our business practices. Our policy encourages the voluntary efforts of our Company entities and employees who donate their time and efforts in the support of members of our communities who are in need. In this regard, we place priority on initiatives to promote educational advancement, particularly in the technology sectors. A major activity resulting from our social responsibility policy is facilitating the placement of our employees as tutors in peripheral communities and less developed neighborhoods, providing technology-related knowledge as well as other educational resources generally lacking in those areas. We also promote numerous other community support activities, including involvement on a national level basis in major charitable organizations in Israel and the U.S. Our commitment to social responsibility initiatives has been reflected in our ongoing ranking among the top Israeli companies in the “Maala” social responsibility index.

Conditions in Israel

Political, Military and Economic Risks. Our operations in Israel are subject to several potential political, military and economic risks. (See Item 3. Key Information – Risk Factors – Risks Related to Our Israeli Operations.)

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

Our Israeli companies receiving OCS funding for development of products usually pay the Israeli government a royalty at various rates and are subject to a number of conditions. (See Item 5. Operating and Financial Review and Prospects – Long-Term Arrangements and Commitments – Government Funding of Development.) Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates in the funding of the development effort.

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

Severance Pay. Under Israeli law, our Israeli companies are required to make severance payments to terminated Israeli employees, other than in some cases of termination for cause. The severance reserve is calculated based on the employee’s last salary and period of employment. A portion of the severance pay and pension obligation is covered by payment of premiums to insurance companies under approved plans and to pension funds. The deposits presented in the balance sheet include profits accumulated to the balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Israeli laws relating to severance pay. However, Elbit Systems and our Israeli subsidiaries have entered into agreements with some of our employees implementing Section 14 of the Severance Payment Law, which agreements relate to the treatment of severance pay. (See Item 18. Financial Statements – Note 2(R).)

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2009, the payments to the National Insurance Institute were equal to approximately 17.7% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 66%, and the employer contributes approximately 34%.

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

We believe our most critical accounting policies relate to:

•	Revenue Recognition.

•	Business Combinations and Purchase Price Allocation.

•	Impairment of Long-Lived Assets and Goodwill.

•	Other-Than-Temporary Decline in Value of Investments in Investee.

•	Other-Than-Temporary Impairment of Debt Securities.

•	Useful Lives of Long-Lived Assets.

•	Taxes on Income.

•	Stock-Based Compensation Expense.

Revenue Recognition

We generate revenues principally from fixed-price long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a minor extent, we provide support and services for such systems and products.

Revenues from long-term contracts are recognized primarily using the Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) ASC 605-35 “Construction-Type and Production-Type Contracts” (ASC 605-35) according to which we recognize revenues on the percentage-of-completion basis.

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

Management periodically reviews the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed periodically for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion.

A number of internal and external factors affect our cost estimates, including labor rates, estimated future prices of materials, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating project cost and measuring progress towards completion, it is likely that materially different amounts would be reported in our consolidated financial statements.

In certain circumstances, sales under short-term fixed-price production type contracts or sale of products are accounted for in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements” (SAB 104), and recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

In cases where the contract involves the delivery of products and performance of services, or other obligations, we follow the guidelines specified in ASC 605-25, “Multiple-Element Arrangements”, in order to allocate the contract consideration between the identified different elements.

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation service, etc. Revenue from services were less than 10% of consolidated revenues in each of the fiscal years 2007, 2008 and 2009.

Business Combinations and Purchase Price Allocation

In accordance with ASC 805 “Business Combinations”, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to IPR&D and contingent consideration, and non-controlling interest, based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Estimating the fair value of certain assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. Management makes estimates of fair value based upon market participants’ assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies, and although they are deemed to be consistent with market participants’ highest and best use of the assets in the principal or most advantageous market, they are inherently uncertain. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method used is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. We also estimate the expected useful lives of the intangible assets, which requires judgment and can impact our results of operations. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

To the extent intangible assets are assigned longer useful lives, there may be less amortization expense recorded in a given period. Because we operate in industries which are extremely competitive, the value of our intangible assets and their respective useful lives, are exposed to future adverse changes, which can result in an impairment charge to our results of operations.

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets and identifiable intangible assets are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of January 1, 2009, fair value of non-financial assets is determined based on market participant assumptions. For each of the years ended December 31, 2007, 2008 and 2009, no material impairment was identified.

Goodwill represents the excess of the cost of acquired businesses over the fair values of the assets acquired and net of liabilities assumed. Goodwill is not amortized, but is instead tested for impairment at least annually (or more frequently if impairment indicators arise).

We review goodwill for impairment on an annual basis and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Such events or circumstances could include significant changes in the business climate of our industry, operating performance indicators, competition or sale or disposal of a portion of a reporting unit. The assessment is performed at the reporting unit level. Our annual testing date for all reporting units is December 31.

Performing the goodwill impairment test requires judgment, including how we define reporting units and determine their fair value. We consider a component of our business to be a reporting unit if it constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. We estimate the fair value of each reporting unit using a discounted cash flow methodology that requires significant judgment. Forecasts of future cash flows are based on our best estimate of future sales and operating costs, based primarily on existing backlog, expected future contracts, contracts with suppliers, labor agreements and general market conditions. We base cash flow projections for each reporting unit using a five-year forecast of cash flows and a terminal value based on the Perpetuity Growth Model. The five-year forecast and related assumptions were derived from the most recent annual financial forecast for which the planning process commenced in our fourth quarter. The discount rate applied to our forecasts of future cash flows is based on our estimated weighted average cost of capital and includes factors such as the risk-free rate of return and the return an outside investor would expect to earn based on the overall level of inherent risk. The determination of expected returns includes consideration of the beta (a measure of risk) of traded securities of comparable companies. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period.

For each of the three years in the period ended December 31, 2009, no material impairment was identified.

Other-Than-Temporary Decline in Value of Investments in Investee

Management evaluates investments in affiliates and other companies for evidence of other-than-temporary declines in value. When relevant factors indicate a decline in value that is other-than-temporary we recognize an impairment loss for the decline in value. We use our judgment in determining whether an other-than-temporary decline in the value of an investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all-inclusive and management weighs many quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

During 2009, an impairment loss was recognized in the amount of $0.7 million relating to our investment in Chip PC Ltd. (Chip PC). (See Item 18. Financial Statements – Note 6(B)(5).) During 2008, impairment losses of $10.5 million related to our investment in Sandel Avionics Inc. (Sandel) and $0.8 million related to our investment in Chip PC were recognized. (See Item 18. Financial Statements – Note 6(C).) During 2007, no impairment loss was recorded.

Other-Than-Temporary Impairment of Debt Securities

In 2009, we adopted a new guidance that changed the impairment and presentation model for our available for sale debt securities. Under the amended impairment model, an other-than-temporary impairment (OTTI) loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it still needs to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income.

Upon adoption of the new guidance at the beginning of 2009, we reclassified a non-credit related amount of $7.1 million net of tax for OTTI losses recognized in earnings prior to January 1, 2009, as a cumulative effect adjustment that increased retained earnings and decreased other comprehensive income (OCI) at January 1, 2009. As of December 31, 2009, we evaluated debt securities classified as available for sale for OTTI and the existence of credit losses. As of December 31, 2009, we evaluated our Auction Rate Securities (ARS), and as a result an unrealized gain of $4.4 million was included in OCI.

Some of our marketable securities at December 31, 2009, included investments in ARS, which are private placement securities with long-term nominal maturities for which the interest rates are reset through a “dutch” auction each month. Historically, the monthly auctions have provided a liquid market for these securities. Our ARS holdings represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. Some of the underlying collateral for our ARS holdings consists of sub-prime mortgages. For securities that we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For those securities we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis (supported by third party valuation) to determine the portion of the impairment that relates to the credit loss. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. (See below “Liquidity and Capital Resources – Auction Rate Securities”.)

Prior to January 1, 2009, we reviewed various factors in determining whether we should recognize an impairment charge for our short-term interest-bearing investments, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than our cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. The OTTI on our short-term interest-bearing investments was immaterial during each of fiscal years 2007, 2008 and 2009.

In addition, in 2009 we had investments in other debt securities, composed primarily of government bonds. We have conservative investment policy guidelines and, consistent with these guidelines, in prior years, we also purchased only AA and above rated investments. Our interest-bearing investments are stated at fair value and are classified as Level 1 investments, since they have a quoted market price in an active market. For those securities no other than temporary impairment was identified.

Useful Lives of Long-Lived Assets

Identifiable intangible assets and property, plant and equipment are amortized over their estimated useful lives. Determining the useful lives of such assets involves the use of estimates and judgments. In determining the useful lives we take into account various factors such as the expected use of the assets, effects of obsolescence, including technological developments, competition, demand, and changes in business, acquisitions and other economic factors. If we estimate changes and the useful lives of such assets increase or decrease, it will affect our results of operations. (See above “Impairment of Long-Lived Assets and Goodwill” for further discussion of the effects of changes in useful lives.)

Taxes on Income

We record income taxes using the asset and liability approach, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and of operating losses and credit carry forwards, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We record a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized. We have considered future taxable income on a jurisdiction by jurisdiction basis, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. In the event we were to determine that we would be able to realize these deferred income tax assets in the future, we would adjust the valuation allowance, which would reduce the provision for income taxes.

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcome will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

Stock-Based Compensation Expense

We apply ASC 718 “Compensation – Stock Based Compensation” (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options based on estimated fair values. Stock-based compensation expense in each of 2009 and 2008 was $5.1 million. For fiscal 2007, stock-based compensation expense was $4.8 million. (See Item 18. Financial Statements – Notes 2(Z) and 19(D) and (E) for additional information.)

Under ASC 718, we estimated the value of equity employee stock options on the date of grant using a lattice-based option valuation model. The determination of fair value of stock options awards on the date of grant is affected by several factors including our stock price, our stock price volatility, risk-free interest rate, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions for future grants, our compensation expense may differ significantly from what we have recorded in the current period.

In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees are lower than expected, the expenses recognized in such future periods will be higher. (See Item 18. Financial Statements – Notes 2(Z) and 19 for further description of our assumptions used for calculation of stock compensation expense.)

Governmental Policies

Governmental polices and regulations applicable to defense contractors, such as cost accounting and audit, export control and procurement solicitation rules and regulations, could have a material impact on our operations. (See Item 3. Risk Factors – General Risk Related to Our Business and Market and Item 4. Information on the Company – Governmental Regulation.) According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 20-F an assessment, as of the end of the fiscal year, of the effectiveness of our internal controls over financial reporting. (See Item 15. Controls and Procedures – Management’s Annual Report on Internal Control Over Financial Reporting.)

Recent Accounting Pronouncements

See Item 18. Financial Statements – Notes 2(B) and (AC).

Long-Term Arrangements and Commitments

Government Funding of Development. Elbit Systems and certain Israeli subsidiaries partially finance our research and development expenditures under programs sponsored by the Government of Israel Office of the Chief Scientist (OCS) for the support of research and development activities conducted in Israel. At the time the funds were received, successful development of the funded projects was not assured. In exchange for the funds, Elbit Systems and the subsidiaries agreed to pay 2% – 5% of total sales of the products developed under these programs. The obligation to pay these royalties is contingent on actual sales of the products. Elbit Systems and some of our subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of some of the technologies developed with such respective entity’s funds. (See Item 4. Information on the Company – Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding.)

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment as of December 31, 2009 are as follows: $37 million for 2010, $30 million for 2011, $19 million for 2012, $9 million for 2013, and $22 million for 2014 and thereafter. (See below “Contractual Obligations”.)

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. (See below – “Liquidity and Capital Resources – Financial Resources.”) Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. (See Item 18. Financial Statements – Note 18(F).) As of December 31, 2009, Elbit Systems and our subsidiaries, except Elisra, were in compliance with all covenants.

Elisra’s liabilities to banks, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, are secured, with first priority liens and/or floating liens on all of Elisra’s property and assets with no limitations as to amount and by negative pledges. According to the agreement with the banks, Elisra committed to comply with certain financial covenants (to be measured based on Elisra’s stand-alone financial statements), which include, among others, a minimum ratio of shareholders’ equity to total assets (as defined in the agreement), a minimum current ratio, a minimum amount of shareholders’ equity and a minimum amount of pre-tax income. In addition, certain restrictions have been imposed on Elisra regarding the provision of guarantees to third parties, creating new liens and on selling or transferring assets in material amounts. As a result of Elisra’s non-compliance with the covenants, Elisra and one of its subsidiaries pledged deposits in a total amount of approximately $50 million until the expiry date of the bank guarantees. (See Item 18. Financial Statements – Notes 18(F) and (G).)

Bank Guarantees. As of December 31, 2009 and 2008, guarantees in the aggregate amount of approximately $861 and $961 million, respectively, were issued by banks on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2009 and 2008, we had purchase commitments of approximately $876 and $948 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2009

See Item 4. Information on the Company – Recent Acquisitions. See also, Item 18. Financial Statements – Note 1(C).

Backlog of Orders

Our backlog includes firm commitments received from customers for systems, products and projects that have yet to be completed. Our policy is to include orders in our backlog only when specific conditions are met. Examples of these conditions may include, among others, receipt of a letter of commitment, program funding, advances, letters of credit, guarantees and/or other commitments from customers. As a result, from time to time we could have unrecorded orders in excess of the level of backlog.

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

Our backlog of orders as of December 31, 2009 was $5,044 million, of which 65% was for orders outside Israel. Our backlog as of December 31, 2008 was $5,030 million, of which 72% was for orders outside Israel. Approximately 72% of our backlog as of December 31, 2009 is scheduled to be performed during 2010 and 2011. The majority of the 28% balance is scheduled to be performed in 2012 and 2013. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

Trends in the defense electronics and homeland security markets in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world, increasing the focus of defense forces on low intensity conflicts and homeland security.

In the defense electronics market, there is an increasing demand for products and systems in the areas of C4ISR and unmanned vehicles. Accordingly, while we continue to perform platform upgrades, in recent years more emphasis is being placed on C4ISR, including information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAS, other unmanned vehicles, space and satellite based defense capabilities and homeland security systems. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends, as well as to continue to participate in the “Current Force” legacy operations of our customers.

In recent years consolidation in the defense industry has affected competition. This consolidation has decreased the number but increased the relative size and resources of our competitors. We adapt to evolving market conditions by adjusting our business strategy. Our business strategy also anticipates increased competition in defense markets due to declining defense budgets in certain countries. As a result of recent worldwide financial developments, current indications are that overall defense spending may not increase in the next few years. However, we believe in our ability to compete on the basis of our systems development, and technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time enhancing the industrial capabilities in certain of our customers’ countries.

Our future success is dependent on our ability to meet our customers’ expectations and anticipate emerging customer needs. We must continue to successfully perform on existing programs, as past performance is an important selection criteria for new competitive awards. We also must anticipate customer needs so as to be able to develop working prototypes in advance of program solicitations. Such working prototypes are becoming an increasingly standard part of our competitive environment. This requires us to anticipate future technological and operational trends in our marketplace and efficiently engage in relevant research and development efforts.

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2009. Our financial statements for the year ended December 31, 2007 included consolidation of Tadiran Communications’ financial results from May 2007 and the financial results of Ferranti from August 2007.

	Year ended December 31,
	2009		2008		2007
	$	%	$	%	$	%
	(in thousand of U.S. dollars except per share data)
Total revenues	$2,832,437	100.0	$2,638,271	100.0	$1,981,761	100.0
Cost of revenues	1,982,954	70.0	1,870,830	70.9	1,454,913	73.4
Restructuring expenses	—	—	—	—	10,482	0.5

Gross profit	849,483	30.0	767,441	29.1	516,366	26.1

Research and development (R&D) expenses	245,812	8.7	217,176	8.2	155,303	7.8
Less – participation	(29,060)	(1.0)	(32,192)	(1.1)	(28,308)	(1.3)

R&D expenses, net	216,752	7.7	184,984	7.1	126,995	6.5
Marketing and selling expenses	250,963	8.9	198,274	7.5	157,411	7.9
General and administrative expenses	119,311	4.2	134,182	5.1	107,447	5.4
Acquired IPR&D	—	—	1,000	—	16,560	0.8

	587,026	20.7	518,440	19.7	408,413	20.6

Operating income	262,457	9.3	249,001	9.4	107,953	5.5
Financial expenses, net	(15,585)	(0.6)	(36,815)	(1.3)	(19,329)	(1.0)
Other income, net	458	—	94,294	3.6	368	—

Income before taxes on income	247,330	8.7	306,480	11.7	88,992	4.5
Taxes on income	38,103	1.3	54,367	2.1	13,810	0.7

	209,201	7.4	252,113	9.6	75,182	3.8
Equity in net earnings of affiliated companies and partnership	19,292	0.7	14,435	0.5	14,565	0.7

Net income	$228,513	8.1	$266,548	10.1	$89,747	4.5

Less – net income attributable to non-controlling interests	$(13,566)	(0.5)	$(62,372)	(2.4)	$(13,038)	(0.6)

Net income attributable to the Company’s shareholders	$214,947	7.6	$204,176	7.7	$76,709	3.9

Diluted net earnings per share	$5.00		$4.78		$1.81

2009 Compared to 2008

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2009		December 31, 2008
	$ millions	%	$ millions	%
Airborne systems	716.9	25.3	634.7	24.1
Land systems	520.0	18.4	699.5	26.5
C4ISR systems	1,058.7	37.4	844.5	32.0
Electro-optic systems	406.2	14.3	336.7	12.7
Other (mainly non-defense engineering and production services)	130.6	4.6	122.9	4.7

Total	2,832.4	100%	2,638.3	100%

Our consolidated revenues increased by 7.4%, from $2,638.3 million in 2008 to $2,832.4 million in 2009.

The changes in revenue distribution by areas of operation in 2009 as compared with 2008 were influenced mainly by decreased revenues of our land systems area of operations regarding short turn-around programs mainly for the U.S. government, as well as increased sales in C4I systems such as for the DAP program.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2009		December 31, 2008
	$ millions	%	$ millions	%
Israel	627.3	22.2	474.4	18.0
United States	813.4	28.7	907.1	34.4
Europe	728.2	25.7	653.1	24.7
Other Countries	663.5	23.4	603.7	22.9

Total	2,832.4	100.0	2,638.3	100.0

The changes in revenues by geographic distribution were influenced by an increase in revenues in Israel related mainly to the DAP project and decreased revenue in short turn-around programs in our land area of operations mainly in the United States.

Cost of Revenues and Gross Profit

Cost of revenues in 2009 was $1,938.0 million (with a gross profit margin of 30%), as compared to $1,870.8 million (with a gross profit margin of 29.1%) in 2008. The improved gross profit margin in 2009 was a result mainly of the mix of our programs, the Company’s focus on improving operating efficiencies and the strengthening of the U.S. dollar against the NIS.

Cost of revenues also includes provisions for costs, including warranties and expected losses. The provision for losses in 2009 increased by approximately $37 million, which constituted 1.3% of revenues, over 2008. The increase in the provision for losses on long-term contracts was due primarily to several fixed-priced projects in which the estimated cost exceeded expected revenues. The provisions for warranty increased by approximately $34 million, as a result of the mix of programs with various warranty periods.

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

Gross R&D expenses in 2009 totaled $245.8 million (8.7% of revenues), as compared with $217.2 million (8.2% of revenues) in 2008.

Net R&D expenses (after deduction of third party participation) in 2009 totaled $216.8 million (7.7% of revenues), as compared to $185 million (7.1% of revenues) in 2008.

The increased rate of R&D spending in 2009 was primarily a result of accelerated development programs, related to technology and products in all areas of our operations, as well as increased engineering activities to support marketing efforts worldwide. This included increased requirements to develop new prototypes, development of improvements to existing demonstration equipment as well as the development of new demonstration equipment used for in-country demonstrations to potential customers.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2009 were $251 million (8.9% of revenues), as compared to $198.3 million (7.5% of revenues) in 2008. The increase in 2009 is mainly due to enhanced marketing efforts in existing markets, such as the United States and Brazil, as well as development of markets relatively new to us such as Australia and certain European countries.

General and Administration (G&A) Expenses

G&A expenses in 2009 were $119.3 million (4.2% of revenues), as compared to $134.2 million (5.1% of revenues) in 2008.

The decrease in total dollar amount in G&A expenses in 2009 compared to 2008 was due in part to costs incurred in 2008 related to the settlement agreement relating to the lawsuit between IS&S and Kollsman. In general, the Company reduced its G&A expenses due to efficient management of expenses as well as the strengthening of the U.S. dollar against NIS in 2009 compared to 2008.

Operating Income

Our operating income in 2009 was $262.5 million (9.3% of revenues), as compared to $249 million (9.4% of revenues) in 2008. The change in the operating profit was a result of improved gross margins, which were partially offset by increased marketing and R&D expenses as described above.

Financial Expense (Net)

Net financing expenses in 2009 were $15.6 million, as compared to $36.8 million in 2008.

The net finance expenses in 2008 included the impact of the other-than-temporary decline in the value of our ARS in the amount of $18.7 million (see “Liquidity and Capital Resources – Auction Rate Securities” below). Our net financing expense in 2009 was also positively impacted by lower interest rates in the market. (See Item 18. Financial Statements – Note 14.)

Other Income (Net)

Other income net in 2009 was a $0.4 million gain, as compared to a gain of $94.3 in 2008. The higher level of other income in 2008 was mainly as a result of the capital gain related to the sale of Mediguide shares. (See Item 18. Financial Statements – Note 23.)

Taxes on Income

Our tax rate represents a weighted average of the tax rates to which our various entities are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which our entities generating the taxable income operate.

Provision for taxes in 2009 was $38.1 million (effective tax rate of 15.4%), as compared to a provision for taxes of $54.4 million (effective tax rate of 17.7%) in 2008. The change in the effective tax rate is attributable mainly to lower tax rates applicable to our subsidiaries in Israel. We continue to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $31.7 million and $44.0 million, respectively, in 2009 and 2008.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates), and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2009, we had income of $19.3 million from our share in earnings of affiliates, as compared to $14.4 million in 2008. The increase in 2009 was due to higher profits of some of our affiliated entities based upon increased revenues and improved operating efficiencies.

Net Income and Earnings Per Share (EPS)

Net income in 2009 was $214.9 million (7.6% of revenues), as compared to reported net income of $204.2 million (7.7% of revenues) in 2008. Diluted EPS was $5.00 in 2009, as compared to $4.78 in 2008. Net income in 2008 included $74 million ($1.73 diluted net earnings per share) from the sale of Mediguide shares.

The number of shares used for computation of diluted EPS in the year ended December 31, 2009 was 42,983,000 shares, as compared to 42,758,000 shares in the year ended December 31, 2008.

2008 Compared to 2007

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

The changes in revenue distribution by areas of operation in 2008 as compared with 2007 were influenced mainly due to a significant increase in our C4ISR business due to the inclusion of the results of Tadiran Communications, which was part of our C4ISR category for the full year in 2008 and only eight months in 2007, as well as a significant increase in our Land systems business primarily relating to short turn-around programs for the U.S. government.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2008		December 31, 2007
	$ millions	%	$ millions	%
Israel	474.4	18.0	408.9	20.6
United States	907.1	34.4	702.7	35.5
Europe	653.1	24.7	485.2	24.5
Other Countries	603.7	22.9	385.0	19.4

Total	2,638.3	100.0	1,981.8	100.0

The changes in revenues by geographic distribution were influenced by the consolidation of Tadiran Communications’ results with strong international content, mainly in Other Countries which resulted in a percentage increase in the Other Countries and a percentage reduction in Israel.

Cost of Revenues and Gross Profit

Cost of revenues in 2008 was $1,870.8 million (with a gross profit margin of 29.1%), as compared to $1,454.9 million (with a gross profit margin of 26.1%) in 2007. In 2007, cost of revenues included restructuring expenses of $10.5 million (which constituted 0.5% of revenues). The improved gross profit margin in 2008 was a result of increased revenues and of higher mix of programs with lower cost of revenues, mainly due to short turn around (contract to delivery) programs delivered during the period. This was coupled with a significantly lower growth in our fixed cost (i.e. depreciation and amortization (D&A)). The D&A expenses rose in 2008 by approximately 10% over that of 2007, while revenues increased by 33%, which contributed to approximately 1.2% of the gross margin improvement. Cost of revenues also includes provisions for costs, including warranties and expected losses. The provision for losses in 2008 increased by approximately $47 million, which constituted 1.8% of revenues, over 2007. The increase in the provision for losses on long-term contracts was due primarily to several fixed-priced projects in which the estimated cost exceeded expected revenues. The provisions for warranty increased by approximately $18 million, as a result of increased revenues and the mix of programs.

Our gross profit represents the aggregate results of our activities and projects and is based on the mix of programs in which we are engaged during the reported period.

R&D

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

The increased rate of R&D spending in 2008 was primarily a result of accelerated development programs, related to technology and products in all areas of our operations, as well as increased engineering activities to support marketing efforts worldwide and the inclusion of Tadiran Communications for the full year.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2008 were $198.3 million (7.5% of revenues), as compared to $157.4 million (7.9% of revenues) in 2007. The increase in 2008 is partly due to the inclusion of Tadiran Communications for a full year, as well as an increase in marketing activities in support of our global business opportunities.

G&A Expenses

G&A expenses in 2008 were $134.2 million (5.1% of revenues), as compared to $107.4 million (5.4% of revenues) in 2007.

The increase in total dollar amount in G&A expenses in 2008 compared to 2007 was related mainly to the inclusion of Tadiran Communications for the full year in 2008, compared to only eight months in 2007, as well as costs related to the settlement agreement relating to the lawsuit between IS&S and Kollsman.

Operating Income

Our operating income in 2008 was $249 million (9.4% of revenues), as compared to $108 million (5.4% of revenues) in 2007. The 2007 operating income was net of the restructuring expenses and IPR&D write-off of $27 million related to the acquisition of Tadiran Communications (which constituted 1.3% of revenues). The absence in 2008 of these one-time costs and the increase in our gross margin as discussed above, led to the significant increase in our operating income.

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

Other Income (Net)

Other income net in 2008 was a $94.3 million gain, which was mainly as a result of the capital gain related to the sale of Mediguide shares in 2008 offset by the impairment of $10.5 million in the value of our holding in Sandel. Also included in this item is $4.1 million due to an insurance claim settlement of our subsidiary Elisra.

Taxes on Income

Our tax rate represents a weighted average of the tax rates to which our various entities are subject. The change in the effective tax rate was attributable mainly to the mix of the tax rates in the various tax jurisdictions in which our entities generating the taxable income operate.

Provision for taxes in 2008 was $54.4 million (effective tax rate of 17.7%), as compared to a provision for taxes of $13.8 million (effective tax rate of 15.5%) in 2007. The change in the effective tax rate was attributable mainly to taxes related to the sale of our holdings in Mediguide, during the fourth quarter of 2008. The 2007 provision was net of a favorable adjustment ($10 million) from prior period taxes. We continued to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $44.0 million and $25.2 million, respectively, in 2008 and 2007.

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

Net Income and EPS

Net income in 2008 was $204.2 million (7.7% of revenues), as compared to reported net income of $76.7 million (3.9% of revenues) in 2007. Diluted EPS was $4.78 in 2008, as compared to $1.81 in 2007.

The number of shares used for computation of diluted EPS in the year ended December 31, 2008 was 42,758,000 shares, as compared to 42,342,000 shares in the year ended December 31, 2007.

Net income in 2008 included a net of tax gain of $74.4 million related to the sale of Mediguide shares and was offset by the impairment of assets of Sandel in the amount of $10.5 million and IPR&D expense of $1 million.

Net income in 2007 included $24.4 million in IPR&D and restructuring net expenses (representing $0.58 per share), due to the acquisition of Tadiran Communications in April 2007.

Conditions in Israel

For information on how our operating results may be affected by conditions in Israel see Item 3. Key Information – Risks Factors – Risks Related to Our Israeli Operations; and Item 4. Information on the Company – Conditions in Israel.

Liquidity and Capital Resources

In recent years, we have financed our operations through cash generated from operations. Generally, we invest our excess cash in instruments that are highly liquid, investment grade securities. At December 31, 2009, we had $293.2 million of cash and cash equivalents and short-term and long-term investments, as compared to $281 million at December 31, 2008.

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

In general, subsidiaries are able to freely transfer cash dividends, loans or advances to Elbit Systems, subject to tax considerations in their applicable jurisdiction and subject to management commitment not to distribute tax exempt earnings. Such tax considerations have not had in the past, and are not anticipated to have, a material impact on our ability to meet our obligations.

2009

Our net cash flow generated from operating activities in 2009 was approximately $210 million, resulting mainly from net income, a decrease in inventories and increases in trade and other payables, which were partially offset, mainly by an increase in short and long-term trade receivables and prepaid expenses and a decrease in advances received from customers, which was a result of lower advances received in new projects in 2008.

Net cash flow used in investment activities in 2009 was approximately $197 million, which was used mainly to purchase property, plant and equipment, investments in short-term deposits and acquisitions of subsidiaries and business operations, which were partly offset by proceeds from sale of the shares of Mediguide.

Net cash flow used in financing activities in 2009 was approximately $76 million, which was mainly for payment of dividends to shareholders and the purchase of the non-controlling interest in Kinetics, and was partly offset by a net increase in long-term bank loans that we received during the year.

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

Net cash flow used in investing activities in 2007 was approximately $264.7 million, which was used mainly for the acquisition of the Tadiran Communications and Ferranti shares and in the purchase of property, plant and equipment.

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements such as for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2009, each of the companies subject to financial covenants, except Elisra, was in compliance with the applicable covenants. (With respect to Elisra’s financial covenants as of December 31, 2009 see above “Long-Term Arrangements and Commitments – Bank Covenants.”)

On December 31, 2009, we had total borrowings in the amount of $389.2 million, including $386.5 million in long-term loans, of which most of the loans mature in 2011, and $861 million in guarantees issued on our behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2009, we had a cash balance amounting to $140.7 million. We also have the ability to raise funds on the capital market and through expansion of our credit lines.

As of December 31, 2009, we had working capital of $403.7 million and a current ratio of 1.33. We believe that our working capital and cash flow from operations will be sufficient to support our current requirements and financial covenants.

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

(For further information on the level, maturity and terms of our borrowings, see Item 18. Financial Statements – Notes 11 and 14.)

We believe our ability to access external capital resources should be sufficient to satisfy existing short-term and long-term commitments and plans, and also to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year.

Pensions and Other Post-Retirement Benefits

We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. (For our pension and other post-retirement benefit assumptions at December 31, 2009 and 2008, see Item 18 – Financial Statements – Note 15.)

At December 31, 2009 our termination obligations were $351.3 million, of which we had severance funds of $274.1 million set aside to satisfy potential obligations. The pension liabilities increased following a decline in assets due to the negative impact from the drop in global capital markets.

Auction Rate Securities

As of December 31, 2009, we had approximately $31.6 million (before cumulative impairment losses of $28.6 million) of principal invested in ARS. (See above – “General Critical Accounting Policies and Estimates – Other-Than-Temporary Impairment of Debt Securities.”)

With the liquidity issues experienced in credit and capital markets globally, the ARS have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

The estimated market value of our ARS holdings at December 31, 2009 and 2008 was $7.5 and $3.0 million, respectively, resulting in $4.5 million in unrealized gain in 2009 that was included in other comprehensive income and $18.7 million in unrealized losses recognized in 2008 in financial expenses.

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

As a result of the failed auctions, in recent periods our ARS are illiquid until there is a successful auction for them. Accordingly, the entire amount of such remaining ARS was reclassified in 2007 from current to non-current assets on the Company’s balance sheet. During 2008, as a result of our management’s intention to realize our ARS in the short-term, observable prices in non-active markets were obtained and an other-than-temporary loss was recorded. The ARS were classified as short-term marketable securities. During 2009, we decided to hold the ARS for a longer period, and as a result we re-classified them as long-term assets and evaluated them accordingly. (See Item 18. Financial Statements – Note 8.)

Material Commitments for Capital Expenditures

We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2010 and the subsequent fiscal year. (See above “Financial Resources.”) We believe our anticipated capital expenditures (which include mainly the purchase of equipment, vehicles and buildings) as of December 31, 2009 were at a similar level to those as of December 31, 2008. We plan to pay for such anticipated expenditures using cash from operations. (See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 9.)

Impact of Inflation and Exchange Rates

Functional Currency

Our reporting currency is the U.S. dollar, which is also the functional currency for most of our consolidated operations. A majority of our sales are made outside of Israel in non-Israeli currency, mainly U.S. dollars, as well as a majority of our purchases of materials and components. A significant portion of our expenses, mainly labor costs, are in NIS. Some of our subsidiaries have functional currencies in Euro, GBP and other currencies. Transactions and balances originally denominated in U.S. dollars are presented in their original amounts. Transactions and balances in currencies other than the U.S. dollar are remeasured in U.S. dollars according to the principles set forth in ASC 830 “Foreign Currency Matters”. Exchange gains and losses arising from remeasurement are reflected in financial expenses, net, in the consolidated statements of income.

Market Risks and Variable Interest Rates

Market risks relating to our operations result mainly from changes in interest rates and exchange rates. We use derivative instruments to limit exposure to changes in exchange rates in certain cases. We also typically enter into forward contracts in connection with transactions where long-term contracts have been signed and that are denominated in currencies other than U.S. dollars or NIS. We also enter from time to time into forward contracts and other hedging instruments related to NIS based on market conditions.

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

In the context of our overall treasury policy specific objectives apply to the management of financial risks. These objectives are disclosed under the headings below “NIS/U.S. Dollar Exchange Rates”, “Inflation and Currency Exchange Rates” and “Foreign Currency Derivatives and Hedging”.

On December 31, 2009, our liquid assets were comprised of bank deposits, and short and long-term investments. Our deposits and investments are based on variable interest rates, and their value as of December 31, 2009 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. (With respect to our exposure to ARS, see set forth above “Auction Rate Securities.” See also Item 11. Quantitative and Qualitative Disclosure of Market Risk.)

NIS/U.S. Dollar Exchange Rates

We attempt to manage our financial activities in order to reduce material financial losses in U.S. dollar resulting from the impact of inflation and exchange rate fluctuations on our non-U.S. dollar assets and liabilities. Our income and expenses in Israeli currency are translated into U.S. dollars at the prevailing exchange rates as of the date of the transaction. Consequently, we are affected by changes in the NIS/U.S. dollar exchange rates. On December 31, 2008 and 2009, we had exposure due to NIS denominated liabilities of approximately $53.9 million and $8 million, respectively, in excess of NIS denominated assets. These liabilities mostly represent provisions for wages and trade payables. We entered into other derivative instruments to limit our exposure to exchange rate fluctuations, related mainly to payroll expenses incurred in NIS. (See Item 11. Quantitative and Qualitative Disclosure of Market Risks.) The amount of our exposure to the changes in the NIS/U.S. dollar exchange rate may vary from time to time. (See Item 3. Key Information – Risk Factors – Risks Relating to Our Israeli Operations.)

Inflation and Currency Exchange Rates

The U.S. dollar cost of our operations in Israel is influenced by any increase in the rate of inflation in Israel that is not fully offset by the devaluation of the NIS in relation to the U.S. dollar. Unless inflation in Israel is offset by a devaluation of the NIS, such inflation may have a negative effect on the profitability of contracts where Elbit Systems or any of our Israeli subsidiaries receives payment in U.S. dollars, NIS linked to U.S. dollars or other foreign currencies, but incurs expenses in NIS linked to the CPI. Inflation in Israel and currency fluctuations may also have a negative effect on the profitability of fixed-price contracts where we receive payments in NIS.

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2007, the inflation rate was approximately 3.4% and the devaluation rate was negative 9% (representing a strengthening of the NIS against the U.S. dollar). In 2008, the inflation rate was approximately 3.8% and the devaluation rate was 1%. In 2009, the inflation rate was approximately 3.9% and the devaluation rate was approximately 1.0%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

Foreign Currency, Derivatives and Hedging

While our functional currency is the U.S. dollar, we also have some non-U.S. dollar or non-U.S. dollar linked exposure to currencies other than NIS. These are mainly non-U.S. dollar customer debts, payments to suppliers and subcontractors, obligations in other currencies, assets or undertakings. Some subcontractors are paid in local currency under prime contracts where we are paid in U.S. dollars. The exposure on these transactions has not been in amounts that are material to us. However, when we view it necessary, due to anticipated uncertainty in the applicable foreign exchange rates, we seek to minimize our foreign currency exposure by entering into hedging arrangements, obtaining periodic payments upon the completion of milestones, obtaining guarantees and security from customers and sharing currency risks with subcontractors.

Most of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2009 by forward contracts. On December 31, 2009, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies. On December 31, 2009, we had forward contracts for the sale and purchase of such foreign currencies totaling approximately $509.5 million ($174.9 million in Euros, $99.8 million in GBP and the balance of $234.8 million in other currencies). As of December 31, 2009, an unrealized net gain of approximately $3.4 million was included in accumulated other comprehensive income. As of December 31, 2009, all of the forward contracts are expected to mature during the years 2010 – 2016.

We also use forward exchange contracts and options strategies in order to limit our exposure to exchange rate fluctuation associated with payroll expenses, mainly incurred in NIS. These include forward contracts with notional amount of $219.2 million in NIS maturing in 2010. They also include a total of $85.3 million in NIS – put and call options, with all of the options having maturities of 12 months or less. (See also Item 11. Quantitative and Qualitative Disclosure of Market Risks.)

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2009 and is presented in millions of U.S. dollar equivalent terms:

Forward	Notional Amount*	Unrealized Gain (Loss)
Buy US$ and Sell:
Euro	152.6	(0.1)
GBP	78.7	6.6
Other various currencies	15.6	(0.3)

Forward	Notional Amount	Realized Gain (Loss)
Sell US$ and Buy:
Euro	22.3	(0.5)
GBP	21.1	2.3
NIS	219.2	(0.9)
Other various currencies

Options	Notional Amount	Realized Gain (Loss)
Buy US$ and Sell:
NIS	42.6	0.4
Sell US$ and Buy:
NIS	42.6	0.1

*	Notional amount information is based on the foreign exchange rate at year end.

Contractual Obligations

	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(U.S. dollars in millions)
1. Long-Term Debt Obligations	3	386	—	—
2. Operating Lease Obligations*	37	50	15	15
3. Purchase Obligations*	670	146	56	4
4. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP**	—	—	—	—
5. Other Long-Term Liabilities***

Total	710	582	71	19

*	For further description of the Purchase Obligations see above “Long-Term Arrangements and Commitments – Purchase Commitments” and See Item 18. Financial Statements – Note 18(H).
**	The obligation amount does not include an amount of $351 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2(S) and 15. The obligation amount also does not include an amount of $34 million of tax reserve related to uncertain tax positions. See Item 18. Financial Statements – Note 16.
***	See below “Off-Balance Sheet Transactions.”

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

Should we be unable to meet such obligations we may be subject to contractual penalties, and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. (See Item 3. Risk Factors – General Risk Related to Our Business and Market.)

At December 31, 2009, we had outstanding buy-back obligations totaling approximately $875 million that extend through 2017.

Item 6.	Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors (Board)

Our directors as of February 28, 2010* are as follows:

Name	Age	Director Since
Michael Federmann (Chairman)	66	2000
Moshe Arad	75	2005
Avraham Asheri	72	2000
Rina Baum	64	2001
David Federmann	35	2007
Yigal Ne’eman	68	2004
Yehoshua Gleitman (External Director)	60	2010
Dov Ninveh	62	2000
Nathan Sharony (External Director)	76	2002

(*)	Yehoshua Gleitman was elected as an External Director at a shareholders’ extraordinary general meeting on March 4, 2010.

The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2010. The term of office for Yehoshua Gleitman as an External Director expires in March 2013, and the term of office for Nathan Sharony as an External Director expires on the date of the annual general meeting of shareholders to be held in 2010.

Michael Federmann. Michael Federmann has served as Chairman of our Board since 2000. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as chairman and CEO of Federmann Enterprises Ltd. (FEL). Currently, he also serves as chairman of the board of directors of Dan Hotels Corp. Ltd. (Dan Hotels). Mr. Federmann is chairman of the board of governors of the Hebrew University in Jerusalem (the Hebrew University). He serves as the president of the Israel-Germany Chamber of Industry and Commerce. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University.

Moshe Arad. Moshe Arad served as vice president for external relations of the Hebrew University from 1994 to 2004. He currently serves on the board of directors of Discount Investment Corporation Ltd. From 1994 to 1999, he was a member of the board of directors of Elbit Ltd. During 1992 and 1993, Mr. Arad served as director general of the Israel Ministry of Communications. From 1990 to 1992, he was a member of the Tel-Aviv law firm of Herzog, Fox, Ne’eman. Mr. Arad served as Israel’s ambassador to the United States from 1987 to 1990 and as Israel’s ambassador to Mexico from 1983 to 1987. Ambassador Arad holds a bachelor’s degree in political science and international relations and a L.L.B. degree from the Hebrew University. Mr. Arad serves on the Audit Committee and the Compensation Committee of our Board.

Avraham Asheri. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Elron Electronic Industries Ltd., Discount Mortgage Bank Ltd., Koor Industries Ltd., Mikronet Ltd. and Radware Ltd. Mr. Asheri was president and chief executive officer of Israel Discount Bank from 1991 until 1998 and executive vice president and member of its management committee from 1983 until 1991. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as director general of the Israel Ministry of Industry and Trade, managing director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor’s degree in economics and political science from the Hebrew University. Mr. Asheri serves as the Chairman of the Compensation Committee and as a member of the Audit Committee and the Corporate Governance and Nominating Committee of our Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Rina Baum. Rina Baum is vice president for investments of FEL, and since 1986 has served as director and general manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels, Etanit Building Products Ltd. and Incotec Ltd., as well as in other managerial positions within the Federmann Group. She also serves as a director in Harel-PIA Mutual Funds Management Company Ltd. Mrs. Baum, Advocate, holds an L.L.B. degree from the Hebrew University.

David Federmann. David Federmann has served in various management capacities in FEL since 2000 and since 2002 as business development manager of Freiberger Compound Materials GmbH in Freiberg, Germany. He serves on the boards of directors of Dan Hotels and BGN Technologies (the technology transfer company of Ben-Gurion University). David Federmann is the son of Michael Federmann, Chairman of our Board. Mr. Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served as the managing partner of Platinum VC since 2001. He currently serves as chairman of the board of directors of Widemed Ltd. and of Capital Point Ltd. and is a director of Voltaire Inc. and Teuza – A Fairchild Technology Venture Ltd. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chairman of the U.S.-Israel Industrial R&D Foundation, joint chairman of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop’s marine and aerial operations and head of the Laser Branch of the IMOD. Dr. Gleitman serves as the honorary consul general of Singapore to Israel, chairman of the executive board of Holon Institute of Technology and a member of the executive board of Tel-Aviv University. Dr. Gleitman holds bachelor of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as a member of the Audit Committee and the Corporate Governance and Nominating Committee of our Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Yigal Ne’eman. Yigal Ne’eman has served as the chairman and president of the Israel College since 1994. From 1989 to 1993, he served as chairman and as a shareholder of several industrial, commercial and service companies. Mr. Ne’eman served as the president and CEO of Tadiran Ltd. (Tadiran) from 1981 to 1989. During that period he served as chairman of the boards of directors of Elisra and Elop. Prior to that he held a number of management positions in the control and finance departments of Tadiran. Mr. Ne’eman completed his accounting studies at the Hebrew University and is a Certified Public Accountant. Mr. Ne’eman serves as a member of the Audit Committee and the Corporate Governance and Nominating Committee of our Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Dov Ninveh. Dov Ninveh has served as chief financial officer and a manager in FEL since 1994. He serves as a director of Dan Hotels and Etanit Ltd. Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor’s degree in economics and management from the Technion.

Nathan Sharony (External Director). Nathan Sharony has served as a director for several companies since 1997. He currently serves as chairman of the board of directors of Tritec 21 Industries Ltd. and as a director for Bituach Yashir Ltd., an insurance company, Yashir IDI Holdings Ltd., Genoa Technologies Ltd., H-Tachof Ltd. and Israel Bonds International Ltd. From 1997 to 1999, he served as chairman of Technorov Holdings (1993) Ltd. From 1994 to 1997, he was chief executive officer of Israel Bonds, a U.S. brokerage. Mr. Sharony served as the director general of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli government Economic Mission to the U.S., president and chief executive officer of Elop and vice president for logistics of Tadiran. In 1982, Mr. Sharony completed 30 years of service in the IDF, retiring with the rank of major general.

Mr. Sharony participated in the Field Artillery Battery Officers Course in Fort Sill, Oklahoma. Mr. Sharony serves as Chairman of the Audit Committee, Chairman of the Corporate Governance and Nominating Committee and a member of the Compensation Committee of our Board.

Executive Officers

Our executive officers as of February 28, 2010 are as follows:

Name	Age	Position
Joseph Ackerman	60	President and Chief Executive Officer
David Block Temin	54	Executive Vice President, Chief Legal Officer and Chief Compliance Officer
Guy Brill	58	Executive Vice President and Co-General Manager – Technologies and Operations Division
Adi Dar	38	Executive Vice President and General Manager – Electro-Optics Elop Division
Itzhak Dvir	62	Executive Vice President and Chief Operating Officer
Jacob Gadot	62	Executive Vice President – International Marketing and Business Development
Ran Galli	61	Executive Vice President – Strategic and Security Initiatives
Joseph Gaspar	61	Executive Vice President and Chief Financial Officer
Zeev Gofer	57	Executive Vice President – Strategic and Business Development - North America
Dalia Gonen	58	Executive Vice President – Human Resources
Ran Hellerstein	59	Executive Vice President and Co-General Manager – Aerospace Division
Raanan Horowitz	49	President and Chief Executive Officer – Elbit Systems of America
Haim Kellerman	56	Executive Vice President and General Manager – UAS Division
Bezhalel Machlis	46	Executive Vice President and General Manager – Land and C4I – Tadiran Division
Ilan Pacholder	55	Executive Vice President – Mergers and Acquisitions, Offset and Financing
Marco Rosenthal	62	Executive Vice President and Co-General Manager – Technologies and Operations Division
Haim Rousso	63	Executive Vice President – Engineering and Technology Excellence
Gideon Sheffer	61	Executive Vice President – Strategic Planning and Business Development – Israel
Yoram Shmuely	49	Executive Vice President and Co-General Manager – Aerospace Division
Udi Vered	51	Executive Vice President – Service Solutions

Joseph Ackerman. Joseph Ackerman was appointed as President and Chief Executive Officer in 1996. From 1996 to 2004, he served as a member of our Board. From 1994 to 1996, he served as senior vice president and general manager of Elbit Ltd.’s defense systems division. Mr. Ackerman joined Elbit Ltd. in 1982 and held various management positions, including general manager – EFW, senior vice president – operations, vice president – operations and vice president – advanced battlefield systems. He serves as chairman or as a director on the boards of many of our affiliated companies. Mr. Ackerman holds a bachelor of science degree in aeronautical engineering from the Technion, and in 2009 was awarded an honorary doctorate by the Technion.

David Block Temin. David Block Temin was appointed as Executive Vice President, Chief Legal Officer and Chief Compliance Officer in 2008, after serving as corporate vice president since 2000 and as general counsel since 1996. From 1987 to 1996, he was a legal advisor to Elbit Ltd. Prior to that, Mr. Block Temin was an attorney with law firms in New York City. Mr. Block Temin received a juris doctor degree as well as a master of arts degree in international relations from Stanford University and holds a bachelor of arts degree in political science from the University of Maryland. He is admitted to the Israeli and New York bars.

Guy Brill. Guy Brill was appointed as an Executive Vice President in 2008 and has served as Co-General Manager – Technologies and Operations Division since 2005. He became a corporate vice president in 2005. From 2001 until 2005, he served as corporate vice president – business synergy of Elbit Systems U.S. Corp., a U.S. subsidiary of the Company. Prior to that he held various management positions including Elbit Systems’ chief operating officer, co-manager of the C3 and battlefield information systems strategic business unit, vice president for processes improvement and quality and vice president and division manager of the command and control systems division. Mr. Brill joined Elbit Ltd. in 1985. Prior to that, Mr. Brill served in the IDF in the R&D branch of the Ground Forces, and as an artillery officer, where he holds the rank of colonel (reserves). Mr. Brill holds a bachelor of science degree in electronic engineering from the Technion and a master of science of management degree from the Polytechnic University of New York. He is also a graduate of the Harvard University Business School’s Advanced Management Program.

Adi Dar. Adi Dar was appointed as Executive Vice President and General Manager – Electro-Optics Elop Division in April 2009. From 2006 until his current appointment he served as Elop’s vice president for business development. Prior to that he served in a number of management positions in Elbit Systems, which he joined in 2002. From 1999 until 2002, he was vice president for business development and marketing at Elron Telesoft Ltd. He serves on the board of directors of Azimuth Technologies Ltd. Mr. Dar holds a bachelors degree in industrial engineering from the Technion and an MBA from Tel-Aviv University.

Itzhak Dvir. Itzhak Dvir was appointed as an Executive Vice President in 2008 and has served as Chief Operating Officer since 2004. He was appointed as a corporate vice president in 2000. Mr. Dvir served as general manager – UAV, tactical and security systems from 2003 until 2004. From 2000 through 2002, he was general manager – C4I and battlefield systems. From 1996 until 2000, he was vice president and division manager – UAV and C3 division. Mr. Dvir joined Elbit Ltd. in 1989 and held various management positions, including vice president – UAV division, vice president – advance battlefield systems division and marketing director – battlefield systems division. Prior to that he served as a career officer in the IAF, retiring with the rank of colonel. Mr. Dvir holds a bachelor of science degree in aeronautical engineering from the Technion and a master of science degree in aeronautical engineering from the U.S. Air Force Institute of Technology at Wright Patterson Air Force Base.

Jacob Gadot. Jacob Gadot was appointed as Executive Vice President – International Marketing and Business Development in August 2009. From April 2009 until his current appointment he was executive vice president – mergers and acquisitions, after serving as corporate vice president – mergers and acquisitions since 2000. He also served as chief technology officer from 2001 until 2005. Mr. Gadot held the position of vice president – mergers and acquisitions from 1998 to 2000 and vice president – business development from 1996 to 1998. Mr. Gadot joined Elbit Ltd. in 1983 and held various management positions, including vice president – international marketing and head of the airborne division. Prior to that, he worked for Motorola Israel, after serving for ten years as an officer in the IAF. Mr. Gadot holds a bachelor of science degree in electrical engineering from the Technion.

Ran Galli. Ran Galli was appointed as Executive Vice President – Strategic and Security Initiatives in September 2009. From 2008 until his current appointment he was executive vice president – strategic initiatives, after serving as corporate vice president – strategic initiatives since 2005. He served as corporate vice president – major campaigns from 2003 until 2005. From 1999 until 2003 he served as corporate vice president – business development and marketing. Mr. Galli joined Elbit Systems in 1997 as vice president – business development. Prior to that, he served as corporate vice president – business development and marketing at Rafael, which he joined in 1990, after retiring from the IAF with the rank of colonel. In the IAF he served as head of research and development, following numerous aircraft program management positions. Mr. Galli holds bachelor and master of science degrees in aeronautical engineering from the Technion.

Joseph Gaspar. Joseph Gaspar was appointed as an Executive Vice President in 2008 and as Chief Financial Officer in 2001. He was appointed as a corporate vice president in 2000 and served as corporate vice president – strategy, technology and subsidiaries from 2000 until 2001. From 1996 until 2000, he held the position of corporate vice president, marketing and business development of Elop. Mr. Gaspar joined Elop in 1975 and held several management positions, including vice president and general manager of Elop’s optronics product division and co-manager of an Elop subsidiary in the United States. Mr. Gaspar holds a bachelor of science degree from the Technion in electronic engineering with advanced studies in digital signal processing and communication.

Zeev Gofer. Zeev Gofer was appointed as Executive Vice President – Strategic and Business Development – North America in August 2009. From 2008 until his current appointment he was executive vice president – business development and marketing, after serving as corporate vice president – business development and marketing since 2003. He previously served as corporate vice president and as co-general manager – aircraft and helicopter upgrades and systems from 2000 until 2003. From 1999 until 2000, he was vice president – aircraft upgrades and airborne systems division, having served as division manager since 1996. He joined Elbit Ltd. in 1982 and held various management positions, including director of the aircraft upgrade division, director of a major aircraft upgrade program, director of avionics system engineering and technical manager of the Lavi aircraft avionics program. Mr. Gofer holds bachelor and master of science degrees in electronic engineering from the Technion and a master of science of management degree from the Polytechnic University of New York.

Dalia Gonen. Dalia Gonen was appointed as Executive Vice President – Human Resources in 2008 after serving as vice president – human resources from 2000 until 2007. She became director of human resources in 1996. Ms. Gonen joined Elbit Ltd. in 1971 and held various positions in the human resources department. Ms. Gonen holds a bachelor of arts degree in sociology from Haifa University and a master of science of management degree from the Polytechnic University of New York.

Ran Hellerstein. Ran Hellerstein was appointed as Executive Vice President and Co-General Manager – Aerospace Division in 2008 after serving as corporate vice president and co-general manager – aircraft and helmet systems since 2003. Mr. Hellerstein served as corporate vice president and co-general manager – aircraft and helicopter upgrades and systems from 2000 until 2003. From 1996 until 2000, he served as vice president – development and engineering division, having served as division manager since 1993. Mr. Hellerstein joined Elbit Ltd. in 1978 and served in various management positions, including manager of the engineering division, department manager, technical manager and systems engineer. Mr. Hellerstein holds bachelor and master of science degrees in electrical engineering from the Technion.

Raanan Horowitz. Raanan Horowitz was appointed President and Chief Executive Officer of Elbit Systems of America in 2007. He served as executive vice president and general manager of EFW from 2001 until his current appointment. From 1991 until 2001, Mr. Horowitz held various management positions with EFW and other U.S. subsidiaries of the Company. From 1989 to 1991, he served as a senior program manager for Elbit Ltd. Mr. Horowitz serves on the board of governors of the Aerospace Industries Association and is a member of the national board of directors of the Leukemia and Lymphoma Society. Mr. Horowitz holds an MBA from the Seidman School of Business of Grand Valley State University in Allendale, Michigan. He also holds a master of science degree in electrical engineering and a bachelor of science degree in mechanical engineering from Tel-Aviv University.

Haim Kellerman. Haim Kellerman was appointed as Executive Vice President and General Manager – UAS Division in 2008 after serving as corporate vice president and general manager – UAV systems since 2004. From 2002 until his current appointment, Mr. Kellerman was vice president – UAV programs. Prior to that he held various senior program management positions relating to UAV, C4I and airborne programs. He joined Elbit Ltd. in 1978. Mr. Kellerman holds a bachelor of science degree in computer science from the Technion.

Bezhalel Machlis. Bezhalel Machlis was appointed as Executive Vice President and General Manager – Land and C4I – Tadiran Division in 2008 after serving as corporate vice president and general manager – land systems and C4I since 2004. In 2003, he served as corporate vice president and general manager – ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president – battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). He serves on the board of directors of Chip PC Ltd. Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and an MBA from Tel-Aviv University.

Ilan Pacholder. Ilan Pacholder was appointed as Executive Vice President – Mergers and Acquisitions in August 2009, in addition to his position as Executive Vice President – Offset and Financing to which he was appointed in 2008. During 2007, he served as vice president and chief financial officer of Tadiran Communications. Mr. Pacholder served as corporate secretary and vice president – finance and capital markets of Elbit Systems from 2003 until 2006. From 2001 until 2003, he served as vice president – finance. Mr. Pacholder joined Elbit Ltd. in 1994 and held various senior positions in the finance department. Prior to joining Elbit Ltd. he served as the chief financial officer for Sanyo Industries in New York. Before that Mr. Pacholder worked for Bank Leumi in New York for 10 years and held the position of vice president in the international and domestic lending departments. Mr. Pacholder holds a bachelor of arts degree in accounting and economics from Queens College in New York and an MBA in finance and investments from Adelphi University.

Marco Rosenthal. Marco Rosenthal was appointed as Executive Vice President and Co-General Manager – Technologies and Operations Division in 2008, after serving as corporate vice president and co-general manager – technologies and operations division since 2005. He served as corporate vice president – manufacturing and purchasing from 2001 until 2005, having served from 1999 – 2001 as vice president – operations and general manager of the Karmiel facility. From 1996 to 1999, he served as vice president – material. Mr. Rosenthal joined Elbit Ltd. in 1975 and held various management positions, including director of the sales department. Mr. Rosenthal holds a degree in technical engineering from the Technion and a degree in business management from Haifa University.

Haim Rousso. Haim Rousso was appointed as Executive Vice President – Engineering and Technology Excellence in April 2009. Prior to that he served from 2008 as executive vice president and general manager – electro-optics Elop division after serving as corporate vice president and general manager of Elop since 2000. He held various management positions in Elop since 1972. He serves on the board of directors of Starling Advanced Communications Ltd. Mr. Rousso holds bachelor and master of science degrees in electrical engineering from the Technion.

Gideon Sheffer. Gideon Sheffer was appointed as Executive Vice President – Strategic Planning and Business Development – Israel in August 2009. From 2008 until his current position he served as executive vice president – strategic planning, after serving as corporate vice president – strategic planning since 2001. Prior to that he served as acting head of Israel’s National Security Council and as national security advisor to former Prime Minister Ehud Barak. In 1998, he completed 32 years of service in the IDF, retiring with the rank of major general. From 1995 to 1998, he served on the general staff as head of the IDF’s human resources branch. Before that, he served as deputy commander of the IAF. Mr. Sheffer held a number of command positions in the IAF after serving as a fighter aircraft and helicopter pilot. Mr. Sheffer holds a bachelor’s degree in Israel studies from Bar Ilan University and is a graduate of the Harvard University Business School’s Advanced Management Program.

Yoram Shmuely. Yoram Shmuely was appointed as Executive Vice President and Co-General Manager – Aerospace Division in 2008 after serving as corporate vice president and co-general manager – airborne and helmet systems since 2003. He served as corporate vice president and general manager – helmet mounted systems from 2000 until 2003. From 1998 until 2000, he was vice president – helmet mounted systems division.

From its founding in 1996 until 1998, he served as president of VSI. Mr. Shmuely joined Elbit Ltd. in 1990 and served as director of Elbit Ltd.’s helmet mounted display business. He served as a fighter aircraft pilot in the IAF. Mr. Shmuely holds a bachelor of science degree in electronic engineering from the Technion.

Udi Vered. Yehuda (Udi) Vered was appointed Executive Vice President – Service Solutions in August 2009. In addition he has served as Vice President – Marketing, Sales and Contracts for the Land and C4I – Tadiran Division since February 2010. Prior to that, since 2004 he served as chief financial officer and vice president for contracts and sales of the land and C4I – Tadiran division. Mr. Vered joined Elbit Systems in 2003 as vice president for contracts and sales and chief financial officer – ground, C4I and battlefield systems. Before that, he served as an aircrew officer in the IAF, where he holds the rank of colonel (reserves). He serves on the board of directors of Chip PC Ltd. Mr. Vered holds a bachelor of arts degree in management and economics from Tel-Aviv University, an MBA from Ben Gurion University and is a graduate of the Harvard University Business School’s Advanced Management Program.

Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to all of our directors and officers as a group for the fiscal year ended December 31, 2009:

	Salaries, Directors’ Fees Commissions and Bonuses		Pension, Retirement and Similar Benefits
	(U.S. dollars in thousands)
All directors (consisting of 9 persons)	$295	(*)	$—
All officers (consisting of 20 persons)	$16,023	(**)	$1,133

(*)	Elbit Systems’ shareholders at the annual general shareholders meeting held in 2004 approved payment to directors thereafter in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity. These rates were linked to the Israeli consumer price index and were so updated and paid by Elbit Systems through March 2008. At an extraordinary general shareholders meeting held in March 2008, our shareholders approved increasing compensation, effective April 1, 2008 (and thereafter so long as such approval has not been replaced or revoked by the shareholders) to our External Directors and to other directors meeting the director independence criteria of Nasdaq, each of whom has additional duties under applicable non-Israeli law. The increased compensation was consistent with amendments to Israeli law regarding compensation to External Directors who serve on the boards of “dual listed” companies, such as Elbit Systems. As a result, External Directors and other such “independent” directors are and will be entitled, so long as the above-mentioned resolution adopted in March 2008 is in effect, to an annual fee of NIS 100,000 equal to approximately $26,500 and a per meeting fee of 2,200 NIS, equal to approximately $580. The other directors are paid the following compensation: an annual fee of NIS 50,198 equal to approximately $13,300 and a per meeting fee of NIS 1,948 equal to approximately $520, which reflect the fees levels previously approved at the 2004 annual general shareholders meeting and linked to the Israeli consumer price index. We currently intend to maintain such compensation rates to such directors. Compensation payments to directors are made either directly to the director or to his or her employing company.

(**)	We recorded an amount of approximately $1.8 million in 2009 as compensation costs related to stock options granted to our Executive Officers under our 2007 Employee Stock Option Plan. (See below “Share Ownership – Elbit Systems’ Stock Option Plans”.)

Board Practices

Appointment of Directors

Our directors are elected by the shareholders at the annual general shareholders meeting. They hold office until the next annual general shareholders meeting, which is held at least once every calendar year but not more than 15 months after the previous general shareholders meeting. Between annual general shareholders meetings our Board may appoint new directors to fill vacancies; however, new External Directors must be elected at a general shareholders meeting as described under “External Directors” below. Our Articles of Association authorize a maximum of 17 and a minimum of five directors.

The Companies Law requires the board of directors of a public company, after considering the company’s type and size and the scope and complexity of its activities, to determine the minimum number of directors on the board having accounting and financial expertise as defined in the Companies Law. Our Board has adopted a policy pursuant to which it will include a minimum of two directors having accounting and financial expertise as defined under the Companies Law. Currently our Board has three directors who are considered by the Board to have accounting and financial expertise: Dr. Gleitman, Mr. Asheri and Mr. Ne’eman. In addition, the Companies Law provides that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the election of a director is to be considered, will not be held unless the nominee has declared to the company that he or she complies with the above-mentioned requirements, and the details of his or her applicable qualifications are provided. Each of our elected directors has declared to our Board that he or she complies with the required qualifications under the Companies Law for appointment as a member of our Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our Board.

The current External Directors on our Board were each appointed at a general meeting of shareholders, with their terms expiring as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in August 2009. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

Nasdaq’s director independence and related rules applicable to boards of directors apply to Elbit Systems. Under these rules, our Board is required to meet the Nasdaq director independence criteria. Also applicable are certain other rules regarding independent directors serving on a director nomination committee and the manner for approving the compensation to Elbit Systems’ Chief Executive Officer. Directors on our Board are recommended for appointment or election by the Board’s Corporate Governance and Nominating Committee. (See below “Corporate Governance and Nominating Committee.”)

Substitute Directors. The Articles of Association provide that any director may appoint another person to serve as a substitute director. A substitute director must be qualified under the Companies Law to serve as a substitute director. If his or her appointment is for more than one meeting it will be subject to the approval of the Board. Such person may not act as a substitute director for more than one director at the same time. In addition, a Board committee member may not substitute for another Board committee member in meetings of the applicable committee. The same rules, including compensation, will apply to a substitute director as to the director who appointed him or her, and the substitute director may participate in Board and Board committee meetings in the same manner as the appointing director (subject to any applicable independence criteria). Subject to the Companies Law, a director who has appointed a substitute director may revoke the appointment at any time. In addition, the office of a substitute director will be vacated at any time that the office of the director who appointed the substitute is vacated for any reason. Any appointment or revocation of the appointment of a substitute director will be made by notice in writing to the substitute director and Elbit Systems. The appointment or revocation, as the case may be, will become effective on the later of the date of receipt of the above notice or the date fixed in the notice.

External Directors

Under the Companies Law publicly held Israeli companies are required to appoint at least two “External Directors.” Among other requirements, External Directors must be unaffiliated with Elbit Systems and our controlling shareholders. According to Israeli law, External Directors serve for a three-year term following which they may stand for re-election to an additional term of three years. External Directors in companies such as Elbit Systems that are “dual listed” (for example traded on stock exchanges both in Israel and the U.S.) may stand for re-election to additional terms of up to three years each beyond the first two terms, subject to meeting the following conditions: (1) the Audit Committee and the Board both approve that based upon the expertise and the unique contribution of the External Director to the work of the Board and its committees, his or her re-election for an additional term is for the benefit of the Company; (2) his or her re-election is approved at a general shareholders meeting by the special majority required for nomination of External Directors under the Companies Law; and (3) his or her terms of service as an External Director and the considerations of the Audit Committee and the Board regarding his or her re-election were presented to the general meeting of shareholders prior to the vote on such approval. External Directors of non-dual listed companies may not stand for re-election after the first two terms. At a general meeting of shareholders held in March 2008, our shareholders approved an amendment to our Articles of Association, consistent with such amendment to Israeli law, allowing External Directors of the Company to be elected to more than two terms of service. Any committee of the Board must include at least one External Director, and all External Directors must be members of the Audit Committee.

Yehoshua Gleitman and Nathan Sharony currently serve as our Board’s External Directors. Dr. Gleitman’s term of office ends in March 2013, and the term of office of Mr. Sharony (who was re-elected in March 2008 for an additional term in accordance with the above requirements) ends on the date of the annual general shareholders meeting to be held in 2010. In general, Israeli law requires that at least one of the External Directors have financial and accounting expertise as defined in the relevant regulations and that the other External Director have professional competence, as determined by the board of directors on the basis of the definitions in the relevant regulations. Yehoshua Gleitman was determined by the Board to have financial and accounting expertise under Israeli law, and Nathan Sharony was determined by the Board to have the applicable professional competence to serve as an External Director.

Audit Committee. Nathan Sharony (Chair), Moshe Arad, Avraham Asheri, Yehoshua Gleitman and Yigal Ne’eman are members of the Audit Committee. The Audit Committee operates in accordance with an Audit Committee Charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. All of the members of the Audit Committee meet the applicable requirements of the Companies Law and have been determined to be independent as defined by the applicable Nasdaq rules and those of the U.S. Securities Exchange Commission (SEC). The Audit Committee meets from time to time in executive sessions and also conducts annual assessments of the sufficiency of its Charter and of the Committee’s compliance with its obligations. (See Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions – Internal Auditor and Audit Committee; Item 16A. Audit Committee – Financial Expert and Item 16D. Exemptions from Listing Standards for Audit Committees.)

Compensation Committee. Avraham Asheri (Chair), Moshe Arad and Nathan Sharony are members of the Board’s Compensation Committee. The purpose of the Compensation Committee is to carry out on behalf of the Board the responsibilities of the Board relating to approval of compensation of the Company’s senior officers, however, compensation terms of the Company’s President must also be approved by the Board as a whole. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

Corporate Governance and Nominating Committee. Nathan Sharony (Chair), Avraham Asheri, Yehoshua Gleitman and Yigal Ne’eman are members of the Board’s Corporate Governance and Nominating Committee. This Committee operates in accordance with a Corporate Governance and Nominating Committee Charter that specifies its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The role of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its responsibilities with respect to the qualification of candidates to become Board members and to monitor compliance with corporate governance requirements applicable to Board members. All of the members of the Corporate Governance and Nominating Committee have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. A nominee to our Board must have such experience in business or financial matters as would make such nominee an asset to the Board. In recommending director candidates, our Corporate Governance and Nominating Committee takes into consideration such factors as it deems appropriate based on our current needs. These factors may include: professional and person ethics and integrity; business, professional and industry knowledge, sophistication and contacts; the ability to make informed and independent judgments on a wide range of issues; relevant skills and experience demonstrated through business, professional, charitable or civic affairs; and the candidate’s ability to devote the required time and effort to serve on our Board. (See Item 16.G. Corporate Governance.)

Board Committee Membership

Audit Committee:	Corporate Governance and Nominating Committee:	Compensation Committee:
Nathan Sharony (Chair)	Nathan Sharony (Chair)	Avraham Asheri (Chair)
Moshe Arad	Avraham Asheri	Moshe Arad
Avraham Asheri	Yehoshua Gleitman	Nathan Sharony
Yehoshua Gleitman	Yigal Ne’eman
Yigal Ne’eman

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2009, 2008 and 2007 were as follows:

	Total Employees	U.S. Employees
2009	11,238	1,806
2008	10,876	1,826
2007	10,072	1,749

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, Elop, ESLC-T, Cyclone, Elisra, Tadiran Systems and Tadiran Spectralink are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 2,160 employees in Israel are covered by such agreements that extend for various periods up to 2017. Approximately 225 of the employees at Elbit Systems of America’s Forth Worth operations are covered by a collective bargaining agreement in effect until 2011.

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

According to the Plan, the options granted on a certain date (such grant date being the Commencement Date) will become vested and exercisable in accordance with the following vesting schedule:

(1)	50% of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2)	An additional 25% of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3)	The remaining 25% of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

Subject to the above-mentioned vesting periods, the options are exercisable during the five-year period after the Commencement Date.

Israeli participants are granted options under the Plan in accordance with the provisions of Section 102 of the Israeli Tax Ordinance related to the Capital Gains Tax Track.

During 2007, we granted to approximately 200 employees an aggregate total of 2,381,300 options under the Plan. The average exercise price of the options was $33.27. During 2008, we granted an additional 135,800 options to 34 employees, at an average exercise price of $56.15. During 2009, we granted an additional 58,500 options to 12 employees, at an average exercise price of $50.33. The options are exercisable for five years from the Commencement Date. The compensation expenses related to the options granted during 2007 were approximately $19.2 million, of which $4.6 million was recorded in 2007 and the balance recognized over a period of three years. The compensation expenses related to the options granted in 2008 and 2009 were not material. As part of the overall grant in the first quarter of 2007, our President, Joseph Ackerman, was granted 95,000 options under the Plan at an exercise price of $33.20 per share. No directors were granted options under the Plan, but officers other than Mr. Ackerman were granted under the Plan an aggregate of 706,980 options in 2007, at an average exercise price of $33.34, an aggregate of 7,000 options in 2008, at an average exercise price of $53.60 and an aggregate of 15,000 options in 2009, at an average exercise price of $48.10.

(For a full description of the Plan see the exhibit to the Proxy Statement filed with the SEC on Form 6-K on December 7, 2006. See also Item 18. Financial Statements – Note 18.)

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

Half of the options granted to any employee under the Post Merger Plan were exercisable into one of our ordinary shares per option in consideration for the employee’s payment to us of the exercise price. The remaining options granted to any employee under the Post Merger Plan consisted of “phantom” options, which are similar to share appreciation rights. These options entitle the employee, on exercise of the phantom options, to receive shares in an amount corresponding to the value of the difference between the “deemed” option exercise price and the closing TASE trading price on the date before the option exercise date. For phantom options the employee pays only the par value of the shares actually received. The exercise price for options granted is 85% of the average price of Elbit Systems’ shares on the TASE for the 60 trading days prior to the specific option grant. As of February 28, 2010, options exercisable into 23,876 ordinary shares, based on the shares’ February 28, 2010 closing price on TASE of $61.11 remain outstanding under the Post Merger Plan. The options expire upon the earlier of six years after the grant date or 90 days after the employee’s termination of employment with Elbit Systems or its subsidiaries, as applicable.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

We had, as of February 28, 2010, 42,606,287 ordinary shares outstanding.(1) The following table sets forth specific information as of February 28, 2010, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our officers and directors as a group.

Name of Beneficial Owner	Amount Owned	Percent of Ordinary Shares
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel (2)	19,342,625	45.39%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458 (3)	9.00%

All officers and directors as a group (29 persons)	152,477 (4)	0.30%

(1)	The total number of ordinary shares includes 23,021 ordinary shares held by one of our subsidiaries but excludes 385,900 ordinary shares held by us as treasury shares.

(2)	Federmann Enterprises Ltd. (FEL) owns our ordinary shares directly and indirectly through Heris Aktiengesellschaft (Heris) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of ordinary shares owned by Heris and FEL.

As of February 28, 2010, 4,655,448 ordinary shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in 2004 of our ordinary shares from Elron Electronics Industries Ltd. as well as to guarantee an increase of the loan provided to FEL according to an 2007 amendment to the loan agreement. In addition, 2,175,000 ordinary shares held by FEL were pledged in favor of Bank Hapoalim BM, in connection with FEL’s purchase in 2006 from Koor Industries Ltd. (Koor) of 2,350,000 of our ordinary shares.

(3)	The amount of ordinary shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	This amount does not include any ordinary shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above. The amount includes 333,363 ordinary shares underlying options that are currently exercisable or that will become exercisable within 60 days of February 28, 2010. A portion of the underlying options are “phantom options” or “cashless” options that have been calculated based on our February 28, 2010 closing share price on the TASE of $61.11.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

Our major shareholders have the same rights as other holders of our ordinary shares. (See also Item 10. Additional Information – Provisions Relating to Major Shareholders.)

The only changes in shareholdings by major shareholders in the last three years were those relating to FEL as follows:

	February 28, 2010		February 28, 2009			May 31, 2008			May 31, 2007
	Shares Owned	% of Shares Owned	Shares Owned		% of Shares Owned	Shares Owned		% of Shares Owned	Shares Owned		% of Shares Owned
FEL	19,342,625	45.39%	19,342,625	(1)	45.91%	19,183,763	(2)	45.57%	19,105,448	(3)	45.42%

(1)	Reflects incidental purchases by FEL of shares in open market transactions during May 2008 – February 2009.

(2)	Reflects incidental purchases by FEL of shares in open market transactions during January – April 2008.

(3)	Reflects the November 2006 purchase by FEL of 2,350,000 shares from Koor.

As of February 28, 2010, approximately 7.8% of our outstanding ordinary shares were held in the United States by approximately 170 shareholders of record registered on the books of our transfer agent.

We are not aware of any arrangement which may result in a change in control of the Company.

Related Party Transactions

Transactions with Affiliated Companies. In the ordinary course of business, some of our subsidiaries and affiliates engage in business activities with each other. The purchases among our related parties are made at prices and on terms equivalent to those used in transacting business with unrelated parties under similar conditions. The sales among our related parties in respect to government defense contracts are made on the basis of costs incurred. (See Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Approval of Certain Transactions.)

Transactions with Officers and Directors. Some members of our Board are also directors of FEL or companies controlled by FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. Transactions with officers, directors, key employees and affiliates may require authorization in accordance with the requirements of the Companies Law. (See below – Item 10. Additional Information – Approval of Certain Transactions. For information on the grant of options in Elbit Systems’ shares to officers and directors, see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans.)

Item 8.	Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Export sales constitute a significant portion of our sales. In 2009, export sales were approximately $2.2 billion, constituting approximately 78% of our total sales. (For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2009 Compared to 2008 – Revenues.)

Legal Proceedings

Pinpoint. In December 2009, a claim in the amount of approximately $10 million was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (Pinpoint) and four of its founders against two of our Israeli subsidiaries, Elbit Systems Holdings (1997) Ltd. and Kinetics, as well as against one of our officers, Jacob Gadot. Pinpoint is a special purpose acquisition company that was in negotiations with us and other Kinetics’ shareholders regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that our decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. We believe there is no merit to the allegations made in the claim and have responded accordingly to the Court.

ImageSat

In 2007, a claim was filed in the U.S. District Court for the Southern District of New York by certain minority shareholders and holders of expired warrants of ImageSat against ImageSat, IAI, Elbit Systems and certain current and former officers and directors of ImageSat. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. The former and current directors of ImageSat named as defendants include, among others, Michael Federmann, Joseph Ackerman, Joseph Gaspar and the Estate of Jacob Toren (collectively the Individual Defendants), who were each nominated at various times by Elop to serve as a director of ImageSat. Currently, Michael Federmann, Joseph Ackerman and Joseph Gaspar serve as Elbit Systems’ Board Chairman, Chief Executive Officer and Chief Financial Officer, respectively. In March 2008, the plaintiffs amended the complaint and named Elop as an additional defendant. The claim contained various allegations that the defendants breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. The claim alleged various causes of action and damages aggregating hundreds of millions of dollars, not all of which were alleged against Elbit Systems, Elop and/or each of the Individual Defendants. In July 2008, the Court dismissed the claim on the grounds of forum non-conveniens. Shortly thereafter, the plaintiffs appealed dismissal of the claim to the U.S. Federal Court of Appeals for the Second Circuit . In November 2009, the Court of Appeals affirmed dismissal of the claim. The plaintiffs may file a petition for a writ of certiorari in the Supreme Court of the United States.

In August 2008 and in December of 2008, certain additional minority shareholders and debtholders of ImageSat filed claims, of a substantially similar nature, against some of the above-mentioned defendants, including Elbit Systems and Elop, in the U.S. District Court for the Southern District of New York. The second case mentioned above was withdrawn and re-filed in the Supreme Court of the State of New York, County of New York. In January 2010 and December 2009, respectively, the Courts dismissed all of the plaintiffs’ claims in the first case mentioned above, and almost all of the plaintiffs’ claims in the second case mentioned above, on the grounds of forum non-conveniens. In January 2010, some of the plaintiffs in the above-mentioned matters filed an additional claim in New York State Court against IAI, Elop, Elbit Systems and ImageSat relating to one of the issues that was raised in the above-mentioned claims. Elbit Systems believes that there is no merit or basis to the allegations made in the existing legal proceedings against it, Elop or the former ImageSat directors who were nominated by Elop. IAI has agreed to indemnify Elbit Systems, Elop and the directors nominated by Elop to ImageSat’s board, for any losses arising out of any of the foregoing claims or legal proceedings, net of insurance proceeds received from ImageSat’s insurance policies and any indemnification proceeds received from ImageSat.

Other Legal Proceedings. The Company is involved in other legal proceedings from time to time. Based on the advice of our legal counsel, management believes such current proceedings will not have a material adverse effect on our financial position or results of operations.

Dividend Distributions

We do not have a declared dividend policy. (Regarding declarations of dividends out of certain tax-exempt income see below Item 10. Additional Information – Taxation – Investment Law.) Our Articles of Association provide that the Board may approve dividend payments to shareholders out of surplus earnings as permitted by applicable law. To date we have consistently paid a quarterly dividend to our shareholders.

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2007	$0.67 per share
2008	$1.42 per share
2009	$1.82 per share

Significant Changes

Other than those significant events described in this annual report, if any, there have not been any significant changes since December 31, 2009.

Item 9.	The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are quoted on Nasdaq under the symbol “ESLT” and are also listed on the TASE.

The high and low sale prices for our ordinary shares for the five most recent fiscal years are:

	Nasdaq		TASE (1)
	High	Low	High	Low
2005	$26.85	$20.90	$26.38	$22.73
2006	$34.03	$23.00	$33.60	$22.96
2007	$59.56	$32.32	$59.93	$32.47
2008	$63.40	$36.25	$62.64	$36.06
2009	$70.50	$40.50	$69.78	$40.27

The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the next subsequent quarter are:

	Nasdaq		TASE (1)
	High	Low	High	Low
2008
First Quarter	$63.40	$52.68	$62.64	$53.63
Second Quarter	$62.99	$51.81	$61.61	$51.97
Third Quarter	$59.64	$46.20	$58.52	$48.62
Fourth Quarter	$51.80	$36.25	$52.30	$36.06

2009
First Quarter	$49.94	$40.50	$43.56	$40.27
Second Quarter	$61.90	$45.72	$60.30	$44.75
Third Quarter	$70.50	$57.82	$69.78	$62.66
Fourth Quarter	$69.69	$60.12	$69.25	$59.36

2010
First Quarter (through February 28, 2010)	$66.63	$60.84	$66.04	$61.06

The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE (1)
	High	Low	High	Low
September 2009	$68.62	$61.50	$67.90	$61.08
October 2009	$69.69	$60.51	$69.25	$60.24
November 2009	$63.73	$60.12	$62.89	$59.36
December 2009	$66.25	$60.89	$66.22	$60.11
January 2010	$66.65	$62.42	$66.05	$62.63
February 2010	$64.36	$60.84	$63.90	$61.06

(1)	The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars using the daily representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

Item 10.	Additional Information.

General Provisions of Israeli Law and Related Provisions of Articles of Association

Israeli Companies Registrar. We are registered with the Israeli Companies Registrar. The registration number issued to us by the Companies Registrar is 52-004302-7.

The Companies Law and Revised Articles of Association. The Companies Law is the basic corporation law governing Israeli publicly and privately held companies. The Companies Law mandates specific provisions be included in an Israeli company’s articles of association, which are included in Elbit Systems Restated Articles of Association (the Articles of Association).

Purpose. Elbit Systems’ purpose, as described in Article 3 of the Articles of Association, includes any objectives permitted by law.

Appointment and Removal of Directors. See Item 6. Directors, Senior Management and Employees – Board of Directors.

Internal Auditor and Audit Committee. Publicly held Israeli companies are required to appoint an internal auditor. The main role of the internal auditor is to examine whether the company’s activities comply with the law, integrity and orderly business procedures. Publicly held companies are also required to establish an audit committee of the board of directors. The audit committee must consist of at least three directors qualified under the Companies Law, including all External Directors. Our Audit Committee and internal auditor operate in accordance with an audit committee charter that provides the framework for their functions, consistent with applicable Israeli and U.S. laws and regulations. (See Item 6. Directors, Senior Management and Employees – Board Practices – Audit Committee.)

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

Under the Companies Law, an Office Holder’s fiduciary duty includes the general duty to act in good faith and for the benefit of the company, avoiding any conflict of interest between the Officer Holder’s position in the company and his or her personal affairs. The fiduciary duty also includes avoiding any competition with the company and avoiding exploiting any business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company’s affairs that the Officer Holder has received due to his or her position as an Office Holder. Under the Companies Law voting agreements among directors are considered a breach of fiduciary duty. The duty of care requires an Office Holder to act in a way that a reasonable Office Holder would act in similar circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information. In addition, all compensation arrangements that are not extraordinary between a company and Office Holders who are not directors require, in accordance with the Company’s Articles of Association, approval of the Compensation Committee of our Board (with the exception of arrangements relating to the Company’s President, which require approval of the Board as a whole.) Compensation arrangements that are extraordinary between a company and Office Holders, including directors, require the approval of the audit committee and the board of directors. Elbit Systems’ directors are compensated at rates approved by a general meeting of shareholders. (See Item 6. Directors, Senior Management and Employees – Compensation of Directors and Officers.)

Approval of Certain Transactions

Approval Procedures. The Companies Law requires that certain transactions, actions and arrangements, mainly with related parties, be approved as provided for in the Companies Law and in a company’s articles of association and in many cases by the audit committee and by the board of directors. Sometimes shareholder approval is also required.

Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder (see “Provisions Relating to Major Shareholders” below) of a publicly traded company immediately disclose (and no later than the first board meeting the transaction is discussed) any “Personal Interest” that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company. A director with a personal interest in any such matter that is brought for approval of the audit committee or board of directors may not be present at the meeting where the matter is being deliberated or approved and may not vote on the matter. “Personal Interest” also includes any interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of them. It also includes an interest by any entity in which the Office Holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is other than in the ordinary course of business, other than on market terms or is likely to have a material impact on the company’s profitability, assets or liabilities.

Approval of Transactions

The Companies Law requires approval by the board of directors for transactions that are not extraordinary with an Office Holder or in which an Office Holder has a Personal Interest, unless the company’s articles of association provide otherwise. (See above “Office Holders”.)

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

Except for certain specific exemptions under the Companies Law, matters referred to in (4) above also require shareholder approval, including, where applicable, a specified percentage of non-interested shareholders.

Except for certain specific exemptions under the Companies Law, extraordinary transactions with controlling shareholders or extraordinary transactions with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, terms of service of controlling shareholders or certain of their relatives who serve as employees or Office Holders of the applicable company require approval by the audit committee, the board of directors and a general meeting of shareholders by a special majority as provided in the Companies Law. (See also “Provisions Relating to Major Shareholders” below.)

Exemption, Insurance and Indemnification of Directors and Officers

Exemption, Insurance and Indemnification under the Companies Law

Under the Companies Law, an Israeli company may not exempt an Office Holder from liability with respect to a breach of his or her duty of loyalty, but may exempt in advance an Office Holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care, provided that a relevant provision is included in the company’s articles of association. However, a company may not exempt in advance a director from his or her liability to the company with respect to a breach of duty of care in connection with a distribution made by the company.

The Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from a breach of the Office Holder’s duty of care to the company or to another person, provided that a relevant provision is included in the company’s articles of association. Insurance may also be obtained to cover liabilities from the breach of his or her fiduciary duty to the company, to the extent that the Office Holder acted in good faith and had reasonable cause to believe that the act would not prejudice the interests of the company. It may also cover monetary liabilities charged against an Office Holder while serving the company.

Under the Companies Law, a company may indemnify an Office Holder against any monetary liability incurred in his or her capacity as an Office Holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court. A company can also indemnify an Office Holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in a proceeding instituted against him or her by the company, on its behalf or by a third party, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent or in which an indictment was not brought against the Office Holder. These indemnifications are subject to the inclusion of relevant provisions in the company’s articles of association.

Also under the Companies Law, provided that a relevant provision is included in the company’s articles of association, a company may indemnify an Office Holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in an investigation or proceeding by an authority authorized to conduct such investigation or proceeding in which no indictment was filed and no monetary payments in lieu of criminal proceedings were imposed against the Office Holder, or monetary payments in lieu of criminal proceedings were imposed on him or her provided that the alleged criminal offense does not require proof of criminal intent.

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

Insurance and Indemnification under the Articles of Association

Elbit Systems’ Articles of Association allow for directors and officers liability insurance, subject to the provisions of the Companies Law. This insurance may cover:

(1)	a breach of his or her duty of care to Elbit Systems or to another person;

(2)	a breach of his or her fiduciary duty to Elbit Systems, provided that the director or officer acted in good faith and had reasonable cause to assume that his or her act would not harm the interests of Elbit Systems; or

(3)	any other event for which insurance of a director or officer is permitted.

In addition, Elbit Systems’ Articles of Association permit indemnification, retroactively or in advance, of a director or officer against:

(1)	a monetary liability imposed on the director or officer or paid by him or her in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court; however, such undertaking will be limited to events which, in the Board’s opinion, are foreseeable in light of the Elbit Systems’ actual activities at the time of granting the obligation to indemnify, and to a sum or criteria as the Board deems reasonable under the circumstances, and the undertaking to indemnify will specify the aforementioned events and sum or criteria.

(2)	reasonable legal fees incurred by a director or officer in an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding (i) concludes without the filing of an indictment against the director or officer and without imposition of monetary payment in lieu of criminal proceedings, or (ii) concludes with imposing on the director or officer monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent.

(3)	reasonable expenses of the proceedings, including lawyers fees, expended by the director or officer or imposed on him or her by the court for:

(a)	proceedings issued against him or her by or on Elbit Systems’ behalf or by a third party;

(b)	criminal proceedings from which the director or officer was acquitted; or

(c)	criminal proceedings in which he or she was convicted but that do not require proof of criminal intent; or

(4)	any other liability or expense for which it is or may be permissible to indemnify a director or an officer.

The Articles of Association permit the grant of similar indemnification to any person acting on behalf or at the request of Elbit Systems as a director or officer of another company in which Elbit Systems is directly or indirectly a shareholder or has any other interest.

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

In August 2009, a general meeting of Elbit Systems’ shareholders approved a framework resolution that allows Elbit Systems to purchase directors and officers (D&O) liability insurance that meets the framework resolution’s terms. The framework resolution covers a five-year period beginning in August 2009, or until the close of our shareholders’ annual general meeting to be held in 2014, whichever occurs later, and allows for an aggregate increase of insurance coverage of up to $70 million (from the then current level of $45 million) for any year covered by the policy. As of February 28, 2010, the D&O policy’s limit of liability was up to $60 million. The framework resolution also allows for an increase of up to a maximum aggregate of 125% of the then current annual premium ($391,400). As of February 28, 2010, the annual premium was $437,100. The Audit Committee and the Board must approve that any purchase of D&O insurance falls within the terms of the framework resolution.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of the Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each of which 42,606,287 ordinary shares were issued and outstanding as of February 28, 2010. All issued and outstanding ordinary shares are fully paid and non-assessable.

Each ordinary share entitles its owner to receive notices of, to attend and to cast one vote at, a general meeting of shareholders.

Our Articles of Association do not grant shareholders any rights to share in our profits other than through dividends. Subject to Israeli law, dividends may be declared by our Board and paid to the shareholders according to their respective rights. In the event that we go into liquidation, any surplus remaining after the payment of liabilities is distributed to the shareholders in proportion to the amount paid by each on account of the nominal value of the shares paid. No account is taken of any premiums paid in excess of the nominal value.

Our Board may make calls upon shareholders in respect of sums unpaid on their shares. Our Articles of Association contain no provisions which discriminate against any existing or future shareholder as a result of said shareholder holding a substantial number of shares.

A change of Elbit Systems’ share capital, by way of increasing the share capital, creation of new shares, or cancellation of unissued registered shares (if there is no undertaking to allot such shares), requires a change to our Articles of Association and as such requires the vote of a special majority of the shareholders participating in a general meeting of shareholders (see “General Meetings of Shareholders” below.)

If at any time our share capital is divided into different classes of shares, we may change the rights of shareholders by way of a resolution at a general meeting of shareholders, subject to the consent of the shareholders of the class whose rights are being impaired by the proposed change or subject to the adoption of a resolution by a special majority of the general meeting of the shareholders of such class, all of which is subject to other terms if and as provided by the terms of issuance of a particular class of shares.

Our ordinary shares do not have pre-emptive rights.

General Meetings of Shareholders

An annual general meeting of our shareholders must be held once in each year and not later than 15 months after the preceding annual general meeting. The Board determines the location of the meeting, which can be in Israel or elsewhere. All shareholders are entitled to attend and vote in person or by proxy at annual general meetings. Notice of annual general meetings may be sent by us by personal delivery or by sending it by prepaid registered mail. Such notice may be sent by cablegram, telex, facsimile or other electronic means provided confirmation is made by registered mail as stated above. Such notice should be sent to shareholders at the address in our records. Any general meeting that is not an annual general meeting is called an extraordinary general meeting. All shareholders are entitled to attend and vote in person or by proxy at extraordinary general meetings.

In general, subject to the Companies Law, ordinary resolutions in a general meeting require approval of a majority of the votes cast at the general meeting, whether in person or by proxy. (For information as to the required majority for the approval of related party transactions, see “Provisions Relating to Major Shareholders” below). However, under our Articles of Association, some resolutions require a special majority of at least 67% of all votes properly cast at a general meeting, without taking into account abstentions.

Our Board may convene an extraordinary general meeting when and as it sees fit. In addition the Board must, according to statute, convene an extraordinary general meeting if it receives a demand to do so from either (i) at least two directors, (ii) at least one quarter of the members of the Board or (iii) one or more shareholders who hold (A) an aggregate of at least 5% of our issued share capital and at least 1% of all voting rights, or (B) at least 5% of all voting rights, and in such case the extraordinary meeting must be held not more than 56 days from the submission date of such request to the Board and not later than 35 days from the applicable notice to shareholders described below. Any demand by a person or persons, as described in (i), (ii) and/or (iii) of this paragraph, who demands that an extraordinary general meeting be convened, must be made in writing and sent to our registered office.

Subject to the provisions of our Articles of Association, as well as applicable law and regulations, including applicable laws and regulations of any stock market on which our shares are listed, notice of an annual general meeting and of an extraordinary general meeting must be sent at least 21 days in advance to all shareholders recorded in our shareholders registry. Such notice must include the place, date and hour of the meeting, the agenda for the meeting, the proposed resolutions and instructions for proxy voting.

The quorum required for a meeting of shareholders, except in the case of certain extraordinary meetings convened in special circumstances, consists of at least two shareholders present in person or by proxy and holding or representing between them at least one-third of the voting power. The chairman of our Board presides at each of our shareholders’ meetings. The chairman of the meeting does not have an additional or casting vote. A meeting adjourned for lack of a quorum will be adjourned to the same day in the following week, at the same time and place, or to the day, time and place that the Board determines, with notice to the shareholders. At the reconvened meeting, if a quorum is not present within one-half hour from the time appointed for holding the adjourned meeting, the required quorum then is two shareholders, present in person or by proxy, representing at least 10% of the voting power. Nasdaq Listing Rule 5620(c) provides that a company listed on the Nasdaq Global Select Market should have a quorum requirement for shareholder meetings of at least one-third of the company’s outstanding common voting stock. As described above, our general quorum requirement is consistent with the Nasdaq Listing Rule. However, in the case of an adjourned meeting, our Articles of Association, consistent with what is permissable under the Companies Law, provide for a 10% quorum requirement.

Limitations on Non-Israeli Shareholders

No limitations exist or are imposed by Israeli law or our constituent documents with regard to the rights of non-Israeli shareholders or shareholders not resident in Israel to hold or exercise voting rights except for shareholders who are subjects of countries that are enemies of the State of Israel. (For a description of Israeli regulations relating to acquisitions of a controlling interest in Israeli defense companies see Item 4. Information on the Company – Governmental Regulation – Approval of Israeli Defense Acquisitions.)

Change of Control

Subject to certain exceptions, the Companies Law provides that a merger requires approval both by the board of directors and by the shareholders of each of the merging companies. In approving a merger, the board of directors must determine that there is no reasonable expectation that, as a result of the merger, the merged company will not be able to meet its obligations to its creditors. Creditors may seek a court order to enjoin or delay the merger if there is an expectation that the merged company will not be able to meet its obligations to its creditors. A court may also issue other instructions for the protection of the creditors’ rights in connection with a merger.

Under the Companies Law, an acquisition of shares in a public company must be made by means of a tender offer to all shareholders if, as a result of the acquisition, the purchaser would hold 25% or more or 45% or more (as the case may be) of the company’s voting rights. This rule does not apply if there is already another shareholder who holds 25% or more or 45% or more (as the case may be) of the company’s voting rights, nor does it apply to a purchase of shares by way of a “private offering” in certain circumstances provided under the Companies Law. (For information regarding Israeli law applicable to acquisition of Israeli “Defense Entities” see Item 4. Information on the Company – Governmental Regulations – Approval of Israeli Defense Acquisitions.)

Provisions Relating to Major Shareholders

We are required by law to maintain a separate registry of shareholders that hold 5% or more of either our issued shares or voting rights.

Under the Companies Law, the disclosure requirements with respect to the disclosure of a Personal Interest which apply to an Office Holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Except for certain specified exemptions, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder or his or her relative as an Office Holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority vote, provided that either:

•

such majority includes at least one-third of the total votes of non-controlling shareholders or anyone voting on their behalf who are present and voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

•	the total number of votes of shareholders mentioned above that are voted against the transaction do not represent more than 1% of the total voting rights in the company.

In addition, under the Companies Law, each shareholder has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in certain shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an Office Holder or any other power of the shareholder with respect to the company.

Borrowing Power

Our Articles of Association grant broad powers to the Board to have us borrow, repay borrowings, make guarantees and grant security interests in borrowings.

Material Contracts

Elbit Systems has not entered into material contracts since March 1, 2007, other than in the ordinary course of business.

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

Taxation

General

The following is a summary of some aspects of the current tax law applicable to companies in Israel, with special reference to its effect on Elbit Systems and our Israeli subsidiaries, and government programs from which Elbit Systems and some of our Israeli subsidiaries benefit.

The following also contains a discussion of specified Israeli and U.S. tax consequences to our shareholders. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Effective Israeli Corporate Tax Rate. Elbit Systems’ income tax liability in Israel is based on our unconsolidated earnings and such earnings of our Israeli-based subsidiaries. It is determined in NIS and not in U.S. dollars. Tax liability of non-Israeli subsidiaries is determined according to the law of their countries of residence. As a result, the tax provision in Elbit Systems’ consolidated financial statements does not directly relate to income reported on these statements.

General Corporate Tax in Israel

Israeli companies were subject to 26% corporate income tax in 2009. Corporate income tax rates decreased to 25% in 2010 (according to Amendment 147 of the Israeli Tax Ordinance). Corporate tax rates applicable for 2007 and 2008 were 29% and 27% respectively.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010) – 2009, which prescribes, among other provisions, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 of the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20% and 2016 and thereafter – 18%.

In 2006, transfer pricing regulations came into force, following the introduction of section 85A into the Israeli Tax Ordinance under Amendment 132. The transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arm’s-length principle and reported and taxed accordingly.

In 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting in 2008 and thereafter. Starting in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, among other provisions, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting in 2008.

Capital gains earned by Israeli companies are subject to 25% capital gains tax on gains earned after January 1, 2003. Capital gains pertaining to assets acquired before that date are subject to a blended tax rate based on the relative periods of time held before and after that date.

A portion of our Israeli operations have been granted “Approved Enterprise” and “Privileged Enterprise” status, as described under “Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises.

Industry Encouragement. Under the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income in a given tax year, with some exceptions, comes from “Industrial Enterprises” owned by that company. An Industrial Enterprise is defined as an enterprise whose primary activity in a particular tax year is industrial manufacturing activity. We believe Elbit Systems qualifies as an Industrial Company. The principal benefits of this status are amortization of the cost of know-how and patents over an eight-year period, under certain interpretations, deduction of expenses incurred in connection with a public issuance of securities over a three-year period, accelerated depreciation for certain assets and an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies. Eligibility for the benefits under this law is not subject to receipt of prior approval from any governmental authority.

Investment Law

The Israeli Law for the Encouragement of Capital Investments, 1959 (the Investment Law) provides tax benefits to companies that make capital investments in eligible fixed assets. Under the Investment Law prior to the amendment, companies could apply to the Investment Center to be granted “Approved Enterprise” status for certain of their activities. Following an amendment in 2005, the current Investment Law allows a company to claim a “Privileged Enterprise” status without the need to obtain approval from the Investment Center, or an Approved Enterprise status by applying to receive Investment Center grants. Each approval for an Approved Enterprise and each “Privileged Enterprise” program relates to a specific investment program.

The benefits granted to an Approved Enterprise under the Investment Law prior to the amendment and to a Privileged Enterprise after the amendment include:

(1)	Exemption from corporate tax for periods ranging between two – ten years depending on specific conditions; and

(2)	Reduced corporate tax rates for several years thereafter depending on certain conditions.

In order to maintain the benefits under the Investment Law and to obtain benefits for future programs, a company must make certain minimum investments in fixed assets and meet certain requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

With the exception of distribution upon complete liquidation, a distribution from income exempt under the Approved Enterprise programs benefits, will subject the exempt income to corporate tax at the reduced corporate income tax rates pertaining to the Approved Enterprise programs. A distribution from income exempt under the Privileged Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise programs upon distribution or complete liquidation. Distributed amounts will be subject to a 15% withholding tax.

Elbit Systems and our Israeli subsidiaries’ boards of directors have decided that their respective policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to these companies’ Approved Enterprises and Privileged Enterprises, as such retained earnings are essentially permanent in duration.

As of December 31, 2009, Elbit Systems and some of our subsidiaries in Israel had active Approved Enterprise programs and Privileged Enterprise programs eligible for tax benefits. These programs will expire during the years 2010 to 2019.

Capital Gains to a Shareholder

Capital gains to Israeli residents. As of January 1, 2006, the tax rate on capital gains to a non-principal individual shareholder (those persons holding less than 10% of our ordinary shares), derived from sales of shares listed on a stock exchange, is 20% on the real capital gain accrued from January 1, 2003 and 25% to an individual principal shareholder. The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the later case, the capital loss that might be set off is the difference between the adjusted average value and the value of the shares at the date of sale. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

Capital gains to non-residents of Israel. Gains on the sale of ordinary shares traded on the TASE and on Nasdaq held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Taxation on Dividends Paid to a Shareholder

Income tax for individual Israeli residents. Residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). The paying company withholds at source income tax at the rate of 20%. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise and Privileged Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. (This limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law.) These rates are the final tax on dividends.

Income tax for non-residents of Israel. Non-residents of Israel are subject to a graduated income tax on income from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), the paying company withholds at the source income tax at the rate of 20%, unless a lower rate is applicable under a double taxation treaty. Accordingly, Elbit Systems withholds income tax at the source. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise / Privileged Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period. (This limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law.) These rates are the final taxes in Israel on dividends for individual and corporate non-residents of Israel. Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income. This includes income from Israeli derived interest, dividends and royalties.

Israeli Tax on United States Shareholders

Dividends paid by Elbit Systems to a shareholder resident in the United States are generally subject to withholding tax deducted at source in Israel. Israel and the United States are parties to a tax treaty. Under the treaty, the withholding tax rate on a dividend is normally 25% (following amendment 147 to the Israeli Tax Ordinance the applicable withholding tax for dividends paid after January 1, 2006 is 20% of the dividend amount) or 15% in connection with an Approved Enterprise / Privileged Enterprise.

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

According to an amendment to the Israeli Tax Ordinance, which became effective in 2003, since Elbit Systems’ ordinary shares are traded on the TASE and on Nasdaq, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation. Under the terms of the tax treaty, Israel may tax capital gains realized by shareholders resident in the United States on a sale of ordinary shares of Elbit Systems if certain conditions exist, however, such right is subject to the above exemption.

Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on ordinary shares will generally be eligible for credit against a U.S. shareholder’s U.S. federal income tax liability at such U.S. shareholder’s election. The U.S. Internal Revenue Code of 1986, as amended, (the Code) provides limitations on the amount of foreign tax credits that a U.S. shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such category of income. U.S. shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. shareholders elect to do so for all foreign income taxes. Dividends with respect to the ordinary shares will generally be classified as foreign source “passive income” for the purpose of computing a U.S. shareholder’s foreign tax credit limitations for U.S. foreign tax credit purposes. The rules relating to foreign tax credits are complex, and each U.S. holder of our ordinary shares should consult his or her tax advisor to determine whether and if he or she would be entitled to this credit.

This summary of Israeli taxation is based on existing treaties, laws, regulations and judicial and administrative interpretations. There can be no assurance that any of these may not be amended or repealed, possibly with retroactive effect, or that a tax authority may take a contrary position. Also, this summary does not address the tax consequences that may be applicable to specific persons based on their individual circumstances. It also does not address any local or other foreign tax consequences. A shareholder should consult his or her own tax advisor as to the specific tax consequences of purchasing, holding or transferring shares of Elbit Systems.

United States Federal Income Tax Considerations

General

The following is a summary of material U.S. federal income tax considerations regarding the acquisition, ownership and disposition of Elbit Systems’ ordinary shares by a “U.S. Shareholder,” which, for these purposes, means a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States for U.S. federal income tax purposes;

•

a corporation (or an entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and (B) one or more U.S. persons have the authority to control all of the trust’s substantial decisions.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds ordinary shares of Elbit Systems, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds our ordinary shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of our ordinary shares.

This summary is based on provisions of the Code, existing and proposed U.S. Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this annual report. These authorities and their interpretation are subject to change, possibly with retroactive effect. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including U.S. expatriates, insurance companies, banks, regulated investment companies, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding ordinary shares as part of a straddle, hedging or conversion transaction, persons subject to the alternative minimum tax, persons who acquired their Elbit Systems’ ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation, persons having a functional currency other than the U.S. dollar, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding voting shares and persons not holding ordinary shares as capital assets.

Dividends

A U.S. Shareholder generally will be required to include in gross income, as ordinary dividends, the amount of any distributions paid on ordinary shares of Elbit Systems to the extent of Elbit Systems’ earnings and profits out of current or accumulated earnings and profits, including the amount of any Israeli taxes withheld in respect of such dividend. Dividends paid by Elbit Systems will not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations.

The amount of any distribution paid in NIS, including the amount of any Israeli withholding tax thereon, will be included in the gross income of a U.S. Shareholder of ordinary shares in an amount equal to the U.S. dollar value of the NIS calculated by reference to the spot rate of exchange in effect on the date the distribution is received by the U.S. Shareholder. If a U.S. Shareholder converts dividends paid in NIS into U.S. dollars on the day Elbit Systems distributes the dividends, the U.S. Shareholder generally should not be required to recognize foreign currency gain or loss with respect to such conversion. If the NIS received in the distribution are not converted into U.S. dollars on the date of receipt, any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of the NIS will be treated as U.S. source ordinary income or loss. Special rules govern and special elections are available to accrual method taxpayers to determine the U.S. dollar amount that should be included in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and the elections applicable in this regard.

Any dividends paid by us to a U.S. Shareholder on our ordinary shares will be treated as foreign source income and will be categorized as “passive income” or, in the case of certain U.S. Shareholders, “financial services income” for U.S. foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category income” or, in the case of certain U.S. Shareholders, “general category income.” Subject to the limitations in the Code, as modified by the applicable tax treaty, a U.S. Shareholder may elect to claim a foreign tax credit against its U.S. federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares. U.S. Shareholders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the U.S. Shareholder elects to do so with respect to all foreign income taxes. A deduction does not reduce U.S. tax on a dollar-for-dollar basis as it does for a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a U.S. Shareholder of ordinary shares, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit.

Certain U.S. Shareholders (including individuals) are eligible for reduced U.S. federal income tax rates (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Shareholder meets certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S. Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares should constitute qualified dividend income for U.S. federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. Shareholders. Each individual U.S. Shareholder of ordinary shares is urged to consult his or her own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his or her own particular situation and regarding the computations of his or her foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

Sale, exchange or other disposition

Upon the sale, exchange or other disposition of ordinary shares, a U.S. Shareholder generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other disposition and the U.S. Shareholder’s adjusted tax basis, determined in U.S. dollars, of the ordinary shares. Any gain or loss recognized upon the sale, exchange or other disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other disposition, the holding period of the ordinary shares exceeds one year. In the case of individual U.S. Shareholders, capital gains generally are subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses by a U.S. Shareholder is subject to significant limitations. U.S. Shareholders should consult their own tax advisors in this regard.

In general, gain or loss recognized by a U.S. Shareholder on the sale, exchange or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. Pursuant to the applicable tax treaty, however, gain from the sale or other disposition of ordinary shares by a holder who is a U.S. resident, for purposes of the applicable tax treaty, and who sells the ordinary shares within Israel, may be treated as foreign source income for U.S. foreign tax credit purposes.

U.S. Shareholders who hold ordinary shares through an Israeli stockbroker or other Israeli intermediary may be subject to an Israeli withholding tax on any capital gains recognized if the U.S. Shareholder does not obtain approval of an exemption from the Israeli Tax Authorities. U.S. Shareholders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. U.S. Shareholders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

If a U.S. Shareholder receives NIS upon the sale of ordinary shares, that U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into U.S. dollars.

Passive Foreign Investment Company rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2009. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Shareholder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

The PFIC rules are complex. U.S. Shareholders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares.

Informational reporting and backup withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to informational reporting to the Internal Revenue Service (the IRS) and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Shareholders generally will not be subject to U.S. informational reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

Holders of our ordinary shares should consult their own tax advisors concerning the specific Israeli, U.S. federal, state and local tax consequences of the ownership and disposition of the ordinary shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Shareholders are urged to consult their own tax advisors concerning whether they will be eligible for benefits under the aforementioned tax treaty.

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

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

General

Market risks relating to our operations result primarily from changes in exchange rates and interest rates. Except when we view it necessary, we do not invest in derivative financial instruments or other market risk sensitive instruments. Other than our investment in ARS, we do not believe that we were exposed to any material market risk at December 31, 2009. (For more information on our ARS holdings see Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies – Valuation of Securities – and Liquidity and Capital Resources – Auction Rate Securities.)

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

We use currency hedging contracts to limit exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily GBP and Euro, and to hedge against anticipated costs to be incurred in a foreign currency, primarily NIS. The objective of the foreign exchange contracts is to better ensure that the U.S. dollar-equivalent cash flows are not adversely affected by changes in U.S. dollar/foreign currency exchange rates. In accordance with ASC 815 “Derivatives and Hedging” (ASC 815), these contracts are designated as cash flow hedges. The gain on the effective portion of a cash flow hedge is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects revenues, or as financial expenses, if the hedged transaction becomes probable of not occurring. Any gain after a hedge is re-designated because the hedged transaction is no longer probable of occurring or related to an ineffective portion of a hedge is recognized immediately as financial expenses.

We also use forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. We elected not to follow the designation and documentation processes required to qualify these contracts or strategies for the hedge accounting method under ASC 815, and any gain or loss derived from such instruments is recognized immediately as financial expenses.

Anticipated Transactions

Our anticipated transactions denominated in foreign currencies, with respect to our entities whose functional currency is the U.S. dollar, include firmly committed sales and purchase contracts in Euro, GBP and NIS. Our firmly committed sales contracts maturing in 2010 include $93.7 million in Euro, $48.9 million in GBP and $284.8 million in NIS. Our firmly committed sales contracts maturing in 2011 include $26.1 million in Euro, $14 million in GBP and $86.3 million in NIS. Our firmly committed sales contracts maturing in 2012 include $10 million in Euro, $12.6 million in GBP and $97.4 million in NIS. Our firmly committed purchase contracts maturing in 2010 include $34.2 million in Euro, $4.5 million in GBP and $184.2 million in NIS. Our firmly committed purchase contracts maturing in 2011 include $12.3 million in Euro, $0.6 million in GBP and $20.2 million in NIS. Our firmly committed purchase contracts maturing in 2012 include $3.2 million in Euro and $15.6 million in NIS. Our firmly committed sales and purchase contracts maturing in each of the years 2013 and 2014 are not material.

As of December 31, 2009, the total anticipated sales transactions for the five-year period ending December 31, 2014 were $130 million, $75.6 million and $493.7 million for Euro, GBP and NIS, respectively. The total anticipated purchase transactions for the five-year period ending December 31, 2014 was $49.8 million, $5.1 million, and $254.5 million for Euro, GBP and NIS, respectively.

The firmly committed sales and purchase contracts described above do not include those of our subsidiaries whose functional currency is not the U.S. dollar and whose exchange rate exposure was not material.

Forward Exchange Contracts Related to Our Anticipated Transactions. We enter into forward exchange hedging contracts in order to limit our exposure to exchange rate fluctuations for our firmly committed sales and purchase contracts described above. As of December 31, 2009, the principal notional amount of the related forward exchange contracts, net, maturing in 2010 was $97.4 million in Euro (average exchange rate of 1.43) and $54.3 million in GBP (average exchange rate of 1.72); and for those maturing in 2011, $33.3 million in Euro (average exchange rate of 1.44) and $11.5 million in GBP (average exchange rate of 1.84). The principal notional amounts of our related forward exchange contracts, net, maturing in each of the years 2012, 2013 and 2014 are not material. The total principal notional amounts of our forward exchange contracts, as of December 31, 2009 were $167.5 million and $78.7 million for Euro and GBP, respectively. (For fair value as of December 31, 2009, see above Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates – Foreign Currency, Derivatives and Hedging.)

Other Derivative Instruments. We enter into other derivative instruments mainly to limit our exposure to exchange rate fluctuations related to payroll expenses incurred in NIS. These include forward contracts with principal notional amount of $219.2 million in NIS (average exchange rate of 3.76) maturing in 2010. These also include a total of $85.3 million in NIS – put and call options (one-half in put options with an average exchange rate of 3.76 and one-half in call options with an average exchange rate of 3.96). All of the options have maturities of 12 months or less. We also entered into derivative instruments to limit our exposure to exchange rate fluctuations related to loans incurred in GBP. These include forward contracts with principal amount of $21.1 million (average exchange rate of 1.454) maturing in 2010. None of the other derivative instruments we held as of December 31, 2009 have a maturity date after 2010. (For fair value as of December 31, 2009, see above Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates – Foreign Currency, Derivatives and Hedging.)

Interest Rate Risk Management

On December 31, 2009, our liquid assets were comprised of cash and cash equivalents, bank deposits, and short and long-term loans. Our deposits are mainly in U.S. dollars, and our debt is mainly in bank loans in U.S. dollars at floating interest rates. The majority of our borrowings are usually linked to the relevant LIBOR plus a spread of 0.75% – 2.57%, and therefore are exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. Most of our loans will mature within the next two to three years.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2009, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.” Based on this assessment, management believes that, as of December 31, 2009, our internal control over financial reporting is effective.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Shiron, which were acquired in 2009, and are included in our 2009 consolidated financial statements and constituted in the aggregate, as of December 31, 2009, $32 million of total assets and $19 million of revenues, for the year then ended. Our audit of internal control over financial reporting also did not include an evaluation of the internal control over financial reporting of Shiron.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm in Israel and a member of Ernst & Young Global, as stated in their report included in Item 18. Financial Statements.

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

Item 16A.	Audit Committee Financial Expert.

Avraham Asheri, Yehoshua Gleitman and Yigal Ne’eman, members of our Audit Committee, each meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and each of their designations as an Audit Committee Financial Expert has been ratified by the Board. They are all “independent”, as that term is defined in the Nasdaq listing standards.

Item 16B.	Code of Ethics.

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

Item 16C.	Principal Accountant Fees and Services.

At the annual general shareholders meeting held in August 2009, our shareholders reappointed Kost Forer Gabbay & Kasierer (Kost), an independent registered public accounting firm and member of Ernst & Young Global (E&Y), to serve as our independent auditors. Kost and other E&Y affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2009	2008
	(U.S. dollars in thousands)
Audit Fees	$2,840	$2,974
Tax Fees	$489	$414
Other Fees	$49	$—

Total	$3,378	$3,388

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

“Other Fees” are the aggregate fees billed mainly for consultation regarding the Company’s purchase of accounting software. Kost and other E&Y affiliates did not bill the Company for such fees for fiscal year 2008.

Kost and other E&Y affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2009 or fiscal year 2008.

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

Items 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Items 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Reference is made to the disclosure relating to changes in shareholdings of major shareholders in Item 7 of this annual report on Form 20-F.

Items 16F.	Changes in Registrant’s Certifying Accountant.

Not Applicable.

Items 16G.	Corporate Governance.

Our corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the Nasdaq, except with respect to shareholder meeting quorum requirements in the event of an adjourned meeting, where we follow home country practices. (See Item 10. Additional Information. General Meetings of Shareholders.)

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See Consolidated Financial Statements attached to this annual report on Form 20-F.

Item 19.	Exhibits.

(a)	Index to Financial Statements

(b)	Exhibits

1.1	Elbit Systems’ Memorandum of Association (1)

1.2	Elbit Systems’ Restated Articles of Association (2)

4.1	Elbit Systems 2007 Stock Option Plan (3)

4.2	Elbit Systems’ Post Merger Stock Option Plan (Summary in English) (1)

8	Principal Operating Subsidiaries of Elbit Systems

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer

15.2	Consent of Somekh Chaikin

15.3	Consent of Brightman Almagor & Co. (Tadiran Systems)

15.4	Consent of Brightman Almagor & Co. (Tadiran Spectralink)

15.5	Consent of Hoberman, Miller, Goldstein & Lesser, P.C. (MNSI)

15.6	Consent of Hoberman, Miller, Goldstein & Lesser, P.C. (Talla-Com)

15.7	Consent of Kesselman & Kesselman

(1)	Filed as an exhibit to Elbit Systems’ Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, which was filed with the Securities and Exchange Commission on April 5, 2001, and incorporated herein by reference.

(2)	Filed as an exhibit to Elbit Systems’ Report on Form 6-K for March 2008, which was filed by Elbit Systems with the Securities and Exchange Commission on March 26, 2008, and incorporated herein by reference.

(3)	Filed as an exhibit to Elbit Systems’ Report on Form 6-K for December 2006, which was filed by Elbit Systems with the Securities and Exchange Commission on December 7, 2006, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2010

ELBIT SYSTEMS LTD.

By:	/S/ JOSEPH ACKERMAN
Name:	Joseph Ackerman
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2009

In U.S. dollars

C O N T E N T S

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2/F-5 - F-10
CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Balance Sheets	F-11 - F-12
Consolidated Statements of Income	F-13
Statements of Changes in Shareholders’ Equity	F-14 - F-15
Consolidated Statements of Cash Flows	F16 - F-17
Notes to the Consolidated Financial Statements	F-18 - F-66

# # # # # # #

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in the shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the index at item 19 of the Annual Report on Form 20-F. These consolidated financial statements are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of certain majority-owned subsidiaries, which statements reflect total revenues constituting 18.42% of the related consolidated total for the year ended December 31, 2007. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in note 2(B) and 2(G) to the consolidated financial statements, effective January 1, 2009, the Company changed its method of accounting for business combinations, acquisitions of non-controlling interests and recognition of other-than-temporary losses on debt securities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elbit Systems’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 9, 2010 expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer

A member of Ernst & Young Global

Tel Aviv, Israel

March 9, 2010

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

March 5, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems’ internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Shiron Satellite Communications (1996) Ltd. (“Shiron”), which was acquired in 2009. Shiron’s assets and revenues are included in Elbit Systems’ 2009 consolidated financial statements and constituted $32 million of total assets as of December 31, 2009 and $19 million of revenues for the year then ended. Our audit of internal control over financial reporting of Elbit Systems also did not include an evaluation of the internal control over financial reporting of Shiron.

In our opinion, Elbit Systems maintained, in all material respects, effective internal control over financial reporting, as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated March 9, 2010 expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer

A member of Ernst & Young Global

Tel Aviv, Israel

March 9, 2010

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U. S. dollars (In thousands)

		December 31,
	Note	2009	2008
CURRENT ASSETS:
Cash and cash equivalents		$140,709	$204,670
Short-term bank deposits		115,924	69,642
Available for sale marketable securities	(8)	23,639	3,731
Trade receivables (net of allowance for doubtful accounts in the amount of $7,885 and $5,471 as of December 31, 2009 and 2008, respectively)	(3)	659,524	477,010
Other receivables and prepaid expenses	(4)	115,856	211,988
Inventories, net of customer advances	(5)	569,848	644,107

Total current assets		1,625,500	1,611,148

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnership and other companies	(6)	88,759	62,300
Available for sale marketable securities	(8)	12,941	2,999
Long-term bank deposits and receivables	(7)	36,338	37,746
Deferred income taxes, net	(16F)	7,992	9,201
Severance pay fund	(2R)	274,136	238,645

		420,166	350,891

PROPERTY, PLANT AND EQUIPMENT, NET	(9)	404,675	384,086

GOODWILL	(10)	336,910	323,772

OTHER INTANGIBLE ASSETS, NET	(10)	266,426	270,511

		$3,053,677	$2,940,408

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U. S. dollars (In thousands, except share data)

		December 31,
	Note	2009	2008
CURRENT LIABILITIES:
Short-term bank credit and loans	(11)	$—	$6,331
Current maturities of long-term loans	(14)	2,663	9,082
Trade payables		299,238	340,315
Other payables and accrued expenses	(12)	552,806	476,222
Customer advances in excess of costs incurred on contracts in progress	(13)	367,137	489,192

Total current liabilities		1,221,844	1,321,142

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(14)	386,534	269,760
Accrued termination liability		351,278	333,953
Deferred income taxes and tax liabilities, net	(16F)	59,602	70,068
Customer advances in excess of costs incurred on contracts in progress	(13)	142,566	115,470
Other long term liabilities		34,659	29,707

		974,639	818,958

COMMITMENTS AND CONTINGENT LIABILITIES	(18)

SHAREHOLDERS’ EQUITY:	(19)
Elbit Systems Ltd. shareholders’ equity:
Share capital:
Ordinary shares of New Israeli Shekels (NIS) 1 par value each; Authorized – 80,000,000 shares as of December 31, 2009 and 2008; Issued 42,939,816 and 42,488,373 shares as of December 31, 2009 and 2008, respectively; Outstanding 42,530,895 and 42,079,452 shares as of December 31, 2009 and 2008, respectively		12,006	11,892
Additional paid-in capital		272,127	300,227
Treasury shares – 408,921 shares as of December 31, 2009 and 2008		(4,321)	(4,321)
Accumulated other comprehensive loss		(22,413)	(13,573)
Retained earnings		575,469	429,608

Total Elbit Systems Ltd. shareholders’ equity		832,868	723,833
Non-controlling interests		24,326	76,475

		857,194	800,308

Total liabilities and shareholders’ equity		$3,053,677	$2,940,408

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U. S. dollars (In thousands, except per share data)

	Note	Year ended December 31,
		2009	2008	2007
Revenues	(20)	$2,832,437	$2,638,271	$1,981,761
Cost of revenues		1,982,954	1,870,830	1,454,913
Restructuring expenses	(1F)	—	—	10,482

Gross profit		849,483	767,441	516,366

Operating expenses:
Research and development, net	(21)	216,752	184,984	126,995
Marketing and selling		250,963	198,274	157,411
General and administrative		119,311	134,182	107,447
Acquired IPR&D		—	1,000	16,560

Total operating expenses		587,026	518,440	408,413

Operating income		262,457	249,001	107,953
Financial expenses	(22)	(22,428)	(51,102)	(41,206)
Financial income and exchange rate differences, net	(22)	6,843	14,287	21,877
Other income, net	(23)	458	94,294	368

Income before taxes on income		247,330	306,480	88,992
Taxes on income	(16D)	38,109	54,367	13,810

		209,221	252,113	75,182
Equity in net earnings of affiliated companies and partnership	(6B)	19,292	14,435	14,565

Consolidated net income		$228,513	$266,548	$89,747

Less: Net income attributable to non-controlling interests		(13,566)	(62,372)	(13,038)

Net income attributable to Elbit Systems Ltd. shareholders		$214,947	$204,176	$76,709

Earnings per share attributable to Elbit Systems Ltd.’s shareholders:	(19)
Basic net earnings per share		$5.08	$4.85	$1.82

Diluted net earnings per share		$5.00	$4.78	$1.81

Weighted average number of shares used in computation of basic earnings per share		42,305	42,075	42,041

Weighted average number of shares used in computation of diluted earnings per share		42,983	42,758	42,344

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U. S. dollars (In thousands, except share data)

	Number of Outstanding Shares	Share Capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earning	Treasury shares	Non controlling interest	Total shareholders’ equity	Total comprehensive income
Balance as of January 1, 2007	42,016,674	$11,876	$289,026	$(16,746)	$213,749	$(4,321)	$6,871	$500,455
Cumulative impact of change in accounting for uncertainties in income taxes (FIN48)	—	—	—	—	(4,846)	—	—	(4,846)
Exercise of options	43,078	10	417	—	—	—	—	427
Tax benefit in respect of options exercised	—	—	46	—	—	—	—	46
Stock based compensation	—	—	4,778	—	—	—	—	4,778
Gain resulting from affiliated company’s IPO	—	—	595	—	—	—	—	595
Dividends paid	—	—	—	—	(27,410)	—	—	(27,410)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments, net of $127 tax income	—	—	—	(9,562)	—	—	(171)	(9,733)	$(9,733)
Foreign currency translation differences	—	—	—	605	—	—	290	895	895
Unrealized pension income, net of $826 tax expense	—	—	—	2,037	—	—	—	2,037	2,037
Unrealized loss on available for sale securities	—	—	—	(701)	—	—	57	(644)	(644)
Net income attributable to non-controlling interests	—	—	—	—	—	—	13,038	13,038	13,038
Net income	—	—	—	—	76,709	—	—	76,709	76,709

Total comprehensive income							$13,214		$82,302

Balance as of December 31, 2007	42,059,752	$11,886	$294,862	$(24,367)	$258,202	$(4,321)	$20,085	$556,347

Exercise of options	19,700	6	182	—	—	—	—	188
Tax benefit in respect of options exercised	—	—	116	—	—	—	—	116
Stock based compensation	—	—	5,067	—	—	—	—	5,067
Dividends paid	—	—	—	—	(32,770)	—	—	(32,770)
Purchase of subsidiary shares from non-controlling interest in a subsidiary	—	—	—	—	—	—	(2,067)	(2,067)
Other comprehensive income, net of tax:
Unrealized gain on derivative instruments, net of $2,397 tax expense	—	—	—	34,293	—	—	106	34,399	34,399
Foreign currency translation differences	—	—	—	(8,427)	—	—	(3,836)	(12,263)	(12,263)
Unrealized pension loss, net of $9,480 tax income	—	—	—	(14,026)	—	—	—	(14,026)	(14,026)
Unrealized loss on available for sale securities, net of $113 tax expense	—	—	—	(1,046)	—	—	(185)	(1,231)	(1,231)
Net income attributable to non-controlling interests	—	—	—	—	—	—	62,372	62,372	62,372
Net income	—	—	—	—	204,176	—	—	204,176	204,176

Total comprehensive income							$56,390		$273,427

Balance as of December 31, 2008	42,079,452	$11,892	$300,227	$(13,573)	$429,608	$(4,321)	$76,475	$800,308

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)

U. S. dollars (In thousands, except share data)

	Number of Outstanding Shares	Share Capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earning	Treasury shares	Non controlling interest	Total shareholders’ equity	Total comprehensive income
Balance as of January 1, 2009	42,079,452	$11,892	$300,227	$(13,573)	$429,608	$(4,321)	$76,475	$800,308
Exercise of options	451,443	114	9,757	—	—	—	—	9,871
Stock based compensation	—	—	5,134	—	—	—	—	5,134
Dividends paid	—	—	—	—	(76,172)	—	—	(76,172)
Purchase of subsidiary shares from non-controlling interest	—	—	(42,991)	—	—	—	(67,259)	(110,250)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments, net of $749 tax income	—	—	—	(11,381)	—	—	(97)	(11,478)	$(11,478)
Foreign currency translation differences	—	—	—	1,367	—	—	1,517	2,884	2,884
Unrealized pension income, net of $1,473 tax expense	—	—	—	1,910	—	—	—	1,910	1,910
Unrealized income on available for sale securities, net of $1,103 tax expense	—	—	—	6,350	—	—	124	6,474	6,474
Cumulative effect from adoption of FSP 115-2 (codified in ASC 320-10, Investments – Debt and Equity Securities), net of $1,772 tax expense	—	—	—	(7,086)	7,086	—	—	—	(7,086)
Net income attributable to non-controlling interests	—	—	—	—	—	—	13,566	13,566	13,566
Net income attributable to Elbit Systems Ltd. shareholders	—	—	—	—	214,947	—	—	214,947	214,947

Total comprehensive income							$15,510		$221,217

Balance as of December 31, 2009	42,530,895	$12,006	$272,127	$(22,413)	$575,469	$(4,321)	$24,326	$857,194

Accumulated other comprehensive loss (net of taxes)

	Year ended December 31,
	2009	2008	2007
Accumulated gains (losses) on derivative instruments	$3,243	$14,624	$(19,669)
Accumulated foreign currency translation differences	(4,555)	(5,922)	2,505
Accumulated unrealized losses on available for sale securities	(2,291)	(1,555)	(509)
Unrealized pension losses	(18,810)	(20,720)	(6,694)

Accumulated other comprehensive loss	$(22,413)	$(13,573)	$(24,367)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U. S. dollars (In thousands)

	Year ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$228,513	$266,548	$89,747
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	123,473	129,437	99,414
Write-off impairment	3,017	10,514	—
Acquired IPR&D	—	1,000	16,560
Other-than-temporary impairment of available for sale marketable securities	—	17,885	10,027
Stock based compensation	5,134	5,067	4,778
Deferred income taxes and reserve	7,606	(8,488)	(30,955)
Severance, pension and termination indemnities, net	(16,773)	15,211	(3,171)
Gain on sale of property, plant and equipment	(723)	(1)	(1,120)
Gain on sale of investment	(2,734)	(100,031)	—
Equity in net earnings of affiliated companies and partnership, net of dividend received (*)	(1,824)	(1,866)	(2,182)
Changes in operating assets and liabilities:
Increase in short and long-term trade receivables, and prepaid expenses	(136,224)	(39,698)	(68,129)
Decrease (increase) in inventories, net	75,431	(169,482)	(124,381)
Increase in trade payables, other payables and accrued expenses	20,223	120,734	151,283
Increase (decrease) in advances received from customers	(95,397)	(37,402)	120,816

Net cash provided by operating activities	209,722	209,428	262,687

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(107,893)	(129,241)	(106,269)
Acquisitions of subsidiaries and business operations (Schedule A)	(48,234)	(20,637)	(353,175)
Investments in affiliated companies and other companies	(19,415)	(4,001)	(916)
Proceed from sale of property, plant and equipment	9,055	8,779	4,364
Proceed from sale of investments	33,026	50,254	1,431
Investment in available-for-sale debt securities	(24,004)	(19,166)	(12,216)
Proceeds from sale of long-term bank deposits	12,994	939	8,839
Investment in short-term deposits	(152,457)	(62,518)	(4,116)
Proceeds from sale of short-term deposits	99,625	3,884	197,379

Net cash used in investing activities	(197,303)	(171,707)	(264,679)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	9,871	188	427
Purchase of non-controlling interest	(110,250)	—	—
Repayment of long-term bank loans	(148,652)	(333,590)	(150,310)
Proceeds from long-term bank loans	256,354	183,211	464,878
Dividends paid	(76,172)	(32,770)	(27,410)
Tax benefit in respect of options exercised	—	116	46
Change in short-term bank credit and loans, net	(7,531)	(13,008)	(7,401)

Net cash provided by (used in) financing activities	(76,380)	(195,853)	280,230

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(63,961)	(158,132)	278,238
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	204,670	362,802	84,564

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$140,709	$204,670	$362,802

(*) Dividend received	$17,468	$12,569	$12,383

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

U. S. dollars (In thousands)

	Year ended December 31,
	2009	2008	2007
SUPPLEMENTAL CASH FLOW ACTIVITIES:
Cash paid during the year for:
Income taxes	$47,946	$30,827	$23,282

Interest	$11,665	$21,356	$20,949

SCHEDULE A:
Acquisitions of subsidiaries and business operations (*)
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$(3,979)	$3,378	$40,540
Property, plant and equipment	1,303	463	25,175
Other long-term assets	855	—	63,063
Goodwill and other intangible assets	51,427	12,886	530,536
IPR&D	—	1,000	16,560
Deferred income taxes	—	—	(71,919)
Long-term liabilities	(1,372)	(48)	(76,910)
Equity investment in Tadiran Communication Ltd. (“Tadiran”)	—	—	(173,870)
Equity acquired in subsidiaries	—	2,958	—

	$48,234	$20,637	$353,175

(*)	In 2009, the Company acquired the shares of Shiron and the assets and business of BVR Systems (1998) Ltd. (See Note 1(C)).

In 2008, the Company acquired the shares of Bar-Kal Systems Engineering Ltd., the shares of Electro Optic Research and Development Company Ltd., 46% of the shares of A.E. Electronics S.A. (of which 54% of the shares were held by the Company prior to the acquisition), 40% of the shares of Xseed Technologies and Computing Ltd. (of which 60% of the shares were held by the Company prior to the acquisition), and the shares of Innovative Concepts, Inc. – (See Note 1(D)).

In 2007, we acquired the shares of Tadiran – (See Note 1(F)) and Ferranti Technologies (Group) Limited (“FTL”) – (See Note 1(F)).

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U. S. dollars (In thousands)

Note 1 – GENERAL

A.

Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation, 45.4% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the field of defense electronics, homeland security and commercial aviation. Elbit Systems’ principal wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Industries Elop Ltd. (“Elop”) and Elbit Systems Land and C4I – Tadiran Ltd. (“ESLC-T”) (See Note 1(F)). Elbit Systems also owns 70% of Elisra Electronic Systems Ltd. (“Elisra”).

B.	A majority of the Company’s revenues are derived from direct or indirect sales to governments or to governmental agencies. As a result, a substantial portion of the Company’s sales is subject to the special risks associated with sales to governments or to governmental agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities, changes in governmental registration, changes in governmental regulations and changes in governmental approvals regarding export licenses required for the Company’s products and for its suppliers. As for major customers, refer to Note 20(C).

C.	During 2009, the Company completed the following acquisitions and investments:

(1)	On February 24, 2009, the Company’s subsidiary ESLC-T acquired all of the shares of Shiron Satellite Communications (1996) Ltd. (“Shiron”), a private-owned Israeli company engaged in the broadband communication market, for a purchase price of approximately $16,000. The results of Shiron were consolidated in the Company’s financial statements commencing the date of acquisition.

(2)	On April 7, 2009, Elbit Systems completed the purchase of the additional shares of its previously 51%-owned subsidiary Kinetics Ltd. (“Kinetics”). Elbit Systems purchased the remaining 49% of the shares from Kinetics’ non-controlling shareholders for a maximum total consideration of $118,000, of which $110,250 was paid in cash upon closing, and the remaining balance was subject to Kinetics’ 2009 financial results. Based on Kinetics 2009 actual results, the final purchase price was set as $110,250 and the additional amount will not be paid. As this was an equity transaction between the parent and Kinetics’ non-controlling shareholders, the Company reduced its shareholders’ equity for the excess costs over book value related to minority interest in Kinetics (which amounted to approximately $43,000), as required in accordance with ASC 810, “Consolidation”.

(3)	On June 15, 2009, the Company signed an agreement with Mikal Ltd. (“Mikal”) and its shareholders. The transaction provides for two stages. In the initial stage, the Company loaned to Mikal $18,000. On September 14, 2009, after receiving authorization from the Israeli Antitrust Authority, the loan was converted to ordinary shares. As of December 31, 2009, the Company has a 19% interest in Mikal, with an option to purchase the remaining shares, during the course of 2011, for a purchase price to be determined in accordance with an independent external valuation. The Mikal group is engaged in the fields of artillery, armored fighting vehicles and optronics.

(4)	On November 19, 2009, Elbit Systems completed the acquisition of the assets and business of BVR Systems (1998) Ltd. (“BVR”) for a purchase price of approximately $35,000. BVR was engaged in the development and production of training, simulation and debriefing systems for air, sea and ground forces.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

D.	During 2008, the Company completed the following acquisitions and investments:

(1)	On June 23, 2008, the Company’s subsidiary, Elop, acquired all of the shares of Bar-Kal Systems Engineering Ltd. (“Bar-Kal”), for a purchase price of approximately $1,600. Bar-Kal is an Israeli company, engaged in research, development and marketing of technologies related to systems engineering of hyper spectral remote sensing for defense and government-related customers in Israel and abroad.

(2)	On June 30, 2008, the Company acquired all of the shares of Electro Optic Research and Development Company Ltd. (“EORD”) from their former shareholders, Technion Research & Development Foundation Ltd. and Bynet Electronics Ltd., for a purchase price of approximately $1,300. EORD is an Israeli company, engaged in research and development of acoustic and seismic sensors and systems for military and security applications.

(3)	On July 1, 2008, the Company acquired 46% of the shares of A.E. Electronics S.A. (of which 54% of the shares were held by the Company prior to the acquisition) for $2,100.

(4)	On November 11, 2008, the Company’s U.S. subsidiary, ESA, acquired all of the shares of Innovative Concepts, Inc. (“ICI”) from Herley Industries, Inc. for a purchase price of approximately $15,000 paid in cash. ICI, located in McLean, Virginia, is a wireless communications technology firm specializing in design, production and support of real-time embedded systems and high-speed processing solutions for defense and homeland security applications. ICI became part of Elbit Systems of America’s C4I Solutions business. This acquisition is part of ESA’s strategy to provide advanced C4I systems solutions to the United States Department of Defense and Department of Homeland Security. The results of ICI were consolidated in the Company’s financial statements commencing the date of acquisition.

(5)	On November 12, 2008, the Company acquired approximately 19.5% of the shares of Azimuth Technologies Ltd. (“Azimuth”) for a purchase price of $3,400. Azimuth is an Israeli company whose shares are traded on the Tel Aviv Stock Exchange (“TASE”) and is engaged in the development and sale of products for target acquisition, navigation and orientation for the defense market. The investment in Azimuth is accounted for as a long-term available-for-sale investment (See Note 25).

(6)	On December 3, 2008, the Company acquired 40% of the shares of Xseed Technologies and Computing Ltd. (of which 60% of the shares were held by the Company prior to the acquisition) for $850, and an additional amount of $750 was paid to the seller for a non competition agreement.

E.	On December 22, 2008, the Company’s 41.3%-owned subsidiary (on a fully diluted basis), MediGuide Inc. (“Mediguide”), signed a definitive agreement with St. Jude Medical to sell to St. Jude Medical all of the outstanding shares of MediGuide for $283,000 in cash and the assumption of net liabilities totaling approximately $17,000. Under the transaction, St. Jude Medical paid $138,000 of the purchase price in December 2008 and $110,000 in November 2009, with the balance due in a payment of up to $35,000 in April 2010.

As a result of the above, the Company included in its 2008 results a gain before tax of $100,031. The gain was included in “Other Income, net”. This gain does not include contingent proceeds of up to $13,000 that may be received in 2010, upon achievement of certain events and fulfillment of several conditions. The second payment deduction of the expected expenses resulted in an additional $1,105 gain.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U. S. dollars (In thousands)

In 2008, the Company received the first payment for the shares, which amounted to $50,254. In 2009, the Company received the second payment for the shares which amounted to $50,878, and the balance is expected in 2010.

F.	During 2007, the Company completed the following acquisitions and investments:

(1)	On April 26, 2007, the Company completed its Cash Tender Offer (the “Offer”) for the balance of the ordinary shares of Tadiran, which prior to the completion of the Offer was a publicly traded company in Israel, held 42% by the Company and accounted for using the equity method. The total purchase price of the Tadiran shares relating to the Offer was approximately $383,000. The results of Tadiran were consolidated in Elbit Systems’ financial statements commencing May 1, 2007.

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

In November 2007, the Company announced that Elbit Systems’ Board of Directors approved a plan to merge Tadiran into Elbit Systems and for Tadiran’s Israeli operations to be combined with Elbit Systems Land and C4I Division under a new wholly-owned subsidiary ESLC-T. The merger and the de-merger were completed during the second half of 2008.

(2)	On July 27, 2007, the Company acquired the entire share capital of the U.K. company FTL for approximately $31,000. FTL is a design and manufacturing company providing engineering, manufacturing and logistic support to the aerospace and defense industries. The Company’s management believes that FTL will enable the Company to offer its products and solutions to FTL customers in the U.K.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

A.	USE OF ESTIMATES

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

B.	ADOPTION OF NEW ACCOUNTING POLICIES
(1)	FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a standard that established the FASB Accounting Standards Codification (“ASC”) and amended the hierarchy of generally accepted accounting principles (“GAAP”) such that the ASC became the single source

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (“ASUs”). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

(2)	Consolidation

On January 1, 2009, the Company adopted an amendment to ASC 810, “Consolidation” (originally issued as FAS 160), according to the amendment, non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent’s ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment clarifies that losses of partially owned consolidated subsidiaries shall continue to be allocated to the non-controlling interests even when their investment was already reduced to zero.

The amendment applies prospectively, except for the presentation and disclosure requirements, which are applied retrospectively to all periods presented. As a result, upon adoption, the Company retroactively reclassified the “Minority Interests” balance previously included in a mezzanine section of the consolidated balance sheet to be presented in a new caption in total shareholders’ equity, “Non-controlling Interest”. The adoption also impacted certain captions previously used on the consolidated statement of income, largely identifying net income including the portion attributable to non-controlling interest and net income attributable to Elbit Systems Ltd.’s shareholders. This amendment required us to classify non-controlling interest as part of the consolidated net income ($62,372 and $13,038 for the years ended December 31, 2008 and 2007, respectively), and to include the accumulated amount of non-controlling interest as part of shareholders’ equity ($76,475 at December 31, 2008).

The net income amounts the Company has previously reported are now presented as “Net income attributable to Elbit Systems Ltd.’s shareholders,” and, as required, earnings per share continue to reflect amounts attributable only to Elbit Systems Ltd.’s shareholders. Similarly, in the statements of changes in shareholders’ equity, the Company distinguished between equity amounts attributable to Elbit Systems Ltd.’s shareholders and amounts attributable to the non-controlling interest. Additional disclosures required by this amendment are also included in Note 19, shareholders’ equity.

(3)	Business Combinations

Effective January 1, 2009, the Company adopted the amended ASC 805, “Business Combinations” (formerly issued as FAS 141(R)). ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

The ASC is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of this ASC, which are recognized in earnings following the adoption date.

(4)	Determination of the Useful Life of Intangible Assets

Effective January 1, 2009, the Company adopted an update to ASC 350 “Intangibles – Goodwill and Other”, which amended the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. This new update applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under this standard, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. The update is effective for the Company beginning January 1, 2009, and applied prospectively to intangible assets acquired after the effective date. The adoption of the update did not have a material impact on the Company’s consolidated results of operations or financial condition.

(5)	Collaborative Arrangements

Effective January 1, 2009, the Company adopted the provisions of ASC 808-10, “Collaborative Arrangements” (formerly issued as EITF 07-1, “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property”). According to the ASC, a collaborative arrangement is one in which the participants are actively involved and are exposed to significant risks and rewards that depend on the ultimate commercial success of the endeavor. Revenues and costs incurred with third-parties in connection with collaborative arrangements are presented gross or net based on the criteria in ASC 605-45-45, “Overall Considerations of Reporting Revenue Gross as a Principal vs. Net as an Agent” (formerly EITF 99-19, “Reporting Revenue Gross as a Principal vs. Net as an Agent”) and other accounting literature. Payments to or from collaborators are evaluated and presented based on the nature of the arrangement and its terms, the nature of the entity’s business, and whether those payments are within the scope of other accounting literature. The nature and purpose of collaborative arrangements are disclosed along with the accounting policies and the classification of significant financial statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity are accounted for under other accounting literature; however, required disclosures under ASC 808-10 apply to the entire collaborative agreement. The adoption of the ASC did not have a material impact on the Company’s consolidated financial statements.

(6)	Fair Value Measurement of Non-Financial Assets and Liabilities

The Company adopted the provisions of ASC 820-10, “Fair Value Measurements and Disclosures” (formerly FAS 157, “Fair Value Measurements”), with respect to non-financial assets and liabilities effective January 1, 2009. The adoption of ASC 820-10 did not have a material impact on the Company’s consolidated financial statements.

(7)	Recognition and Measurement of Other Than Temporary Impairment of Debt Securities

Effective January 2009, the Company adopted an amendment to ASC 320-10, “Investments – Debt and Equity Securities” (formerly issued as FSP FAS 115-2) with respect to measurement and recognition of other than temporary impairment in debt securities. The Company recorded a cumulative effect as part of the adoption. Refer to Note 2(G).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

C.	FUNCTIONAL CURRENCY

The Company’s revenues are generated mainly in U.S. dollars. In addition, most of the Company’s costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances of the Company and certain subsidiaries, which are denominated in other currencies, have been remeasured into U.S. dollars in accordance with principles set forth in ASC 830, “Foreign Currency Matters”. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income as financial expenses or income, as appropriate.

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

D.	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Elbit Systems and its wholly and majority-owned subsidiaries.

Intercompany transactions and balances, including profit from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

E.	CASH AND CASH EQUIVALENTS

Cash equivalents, are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, when purchased.

F.	SHORT-TERM BANK DEPOSITS

Short-term bank deposits are deposits with original maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost, which approximates fair value.

G.	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The Company accounts for all its investments in debt securities and for investments in marketable equity securities in which it does not have significant influence, in accordance with ASC 320, “Investments – Debt and Equity Securities”. The Company classifies all debt securities and marketable equity securities as “available-for-sale”. All of the Company’s investments in available-for-sale securities are reported at fair value. Unrealized gains and losses are comprised of the difference between fair value and carrying amount of such securities and are reflected, net of tax, as accumulated other comprehensive income (“OCI”) in shareholders’ equity.

Declines in fair value of available-for-sale equity securities that are considered other-than-temporary, based on criteria described in SAB 59, “Accounting for Non-current Marketable Equity Securities”, are charged to earnings.

In 2009, the Company adopted a new guidance that changed the impairment and presentation model for its available-for-sale debt securities. Under the amended impairment model, an other-than-temporary impairment (“OTTI”) loss is recognized in earnings if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

amortized cost basis. However, if an entity does not expect to sell a debt security, it will still need to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized currently in earnings. Amounts relating to factors other than credit losses are recorded in other comprehensive income.

Upon adoption of the new guidance above mentioned, the Company reclassified a non-credit related amount of $7,086, net of tax of $1,772, for OTTI losses recognized in earning prior to January 1, 2009, as a cumulative effect adjustment that increased retained earnings and decreased OCI at January 1, 2009. As of December 31, 2009, the Company evaluated debt securities classified as available for sale for OTTI and the existence of credit losses. The cumulative amounts related to the Company’s credit loss portion of the OTTI losses on debt securities held as of December 31, 2009, that the Company does not intend to sell and it is not more likely than not that the Company will be required to sell such securities prior to recovery of the amortized cost basis, is $19,883 as of January 1, 2009 and December 31, 2009.

H.	INVENTORIES

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable.

Cost is determined as follows:

•	Raw materials using the average or FIFO cost method.

•	Work in progress:

•

Costs incurred on long-term contracts in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (refer to Note 2(V)).

•

Labor overhead is generally included on a basis of updated hourly rates and is allocated to each project according to the amount of hours expended. Material overhead is generally allocated to each project based on the value of direct material that is charged to the project.

Advances from customers are allocated to the applicable contract inventories and are deducted from the inventory balance. Advances in excess of related inventories are classified as liabilities.

Advances from customers are allocated to the applicable contract inventories and are deducted from the inventory balance. Advances in excess of related inventories are classified as liabilities.

Pre-contract costs are deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific anticipated contract is probable according to the guidelines of ASC 605-35.

I.	INVESTMENT IN AFFILIATED COMPANIES, A PARTNERSHIP AND OTHER COMPANIES

Investments in affiliated companies and a partnership that are not controlled but over which the Company can exercise significant influence (generally, entities in which the Company holds between 20% and 50% of the voting rights of the investee) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Company, are eliminated. The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and the Company has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Investments in preferred shares, which are not in substance common stock, are recorded on a cost basis according to ASC 323-10-15-13, “Investments-Equity Method and Joint Ventures-In-substance Common Stock” and ASC 323-10-40-1, “Investment-Equity Method and Joint Ventures-Investee Capital Transactions.”

A change in the Company’s proportionate share of an investee’s equity, resulting from issuance of common or in-substance common shares by the investee to third parties, is recorded as a gain or loss in the consolidated income statements in accordance with ASC 323-10-40-1, “Investment-Equity Method and Joint Ventures-Investee Capital Transactions.”

Investments in non-marketable equity securities of entities in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies, are recorded at cost (generally when the Company holds less than 20% of the voting rights).

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates indicators for other-than-temporary declines and evaluates financial information (e.g. budgets, business plans, financial statements, etc.). During 2009, an impairment loss of $665 related to the investment in Chip PC was recognized (see Note 6(B)(5)). During 2008, an impairment loss of $10,514 related to the investment in Sandel Avionics Inc. was recognized (see Note 6(C)(2)). No impairment loss was recognized during 2007.

J.	VARIABLE INTEREST ENTITIES

ASC 810-10, “Consolidation” provides a framework for identifying Variable Interest Entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

The Company’s assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions. Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

UAV Tactical Systems Ltd. (“U-TacS”), in the U.K. is considered to be a variable interest entity. As Elbit Systems is the primary beneficiary and holds majority voting rights in U-TacS (51%), U-TacS is consolidated in the Company’s financial statements.

K.	LONG-TERM RECEIVABLES

Long-term trade and other receivables, from extended payment agreements, are recorded at their estimated present values (determined based on the market interest rates at the date of initial recognition).

L.	LONG-TERM BANK DEPOSITS

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost. Accumulated interest to be paid over the next year is recorded as a current asset. The deposits and accumulated interest approximate fair value.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

M.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Company’s own use, cost includes materials, labor and overhead (including interest costs, when applicable) but not in excess of the fair value of the equipment.

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2-33
Instruments, machinery and equipment	3-33
Office furniture and other	4-33
Motor vehicles	12-33	(Mainly 15%)

(*)	Prepayments for operating lease and leasehold improvements are amortized generally over the term of the lease or the useful life of the assets, whichever is shorter.

N.	INVESTMENT GRANTS

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

O.	OTHER INTANGIBLE ASSETS

Other identifiable intangible assets mainly consist of purchased technology, customer relations and trademarks. These intangible assets are stated at cost net of accumulated amortization and are amortized over their useful life using the straight-line method, or the accelerated method, whichever better reflects the applicable expected utilization pattern.

P.	IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and finite-lived intangible assets are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment – Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets (or assets group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For each of the three years in the period ended December 31, 2009, no impairment has been identified.

As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that marketplace participants would consider in determining the fair value of long lived assets (or assets groups).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Q.	GOODWILL IMPAIRMENT

Goodwill is subject to an annual impairment test at the reporting unit level (or more frequently if impairment indicators arise).

The Company identified several reporting units based on the guidance of ASC 350, “Intangibles – Goodwill and Other”.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2009, no material impairment losses have been identified.

As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that marketplace participants would consider in determining the fair value of each reporting unit.

R.	SEVERANCE PAY

Elbit Systems’ and its Israeli subsidiaries’ obligations for severance pay are calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and are presented on an undiscounted basis (the “Shut Down Method”). Employees are entitled to one month’s salary for each year of employment or a portion thereof. The obligation is provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company’s balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or losses) accumulated to balance sheet date.

Elbit Systems and its Israeli subsidiaries have entered into an agreement with some of its employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees’ employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

Severance pay expenses for the years ended December 31, 2009, 2008 and 2007 amounted to approximately $42,999, $51,567 and $26,294, respectively.

S.	PENSION AND POSTRETIREMENT BENEFITS

The Company accounts for its obligations for pension and postretirement benefits in accordance with ASC 715, “Compensation – Retirement Benefits” (See Note 15).

T.	REVENUE RECOGNITION

The Company generates revenues principally from long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a minor extent, the Company provides support and services for such systems and products.

Revenues from long-term contracts are recognized primarily using ASC 605-35, “Construction-Type and Production-Type Contracts”, according to which revenues are recognized on the percentage-of-completion basis.

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

Sales and anticipated profit under long-term fixed-price contracts which provide for a substantial level of production effort are recorded on a percentage-of-completion basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogenous units or small quantities of units, or when the achievement of performance milestones provides a more reliable and objective measure of the extent of progress toward completion, revenue is recognized based on the achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price contracts that involve both development and production efforts are recorded using the cost-to-cost method and units-of-delivery method as applicable to each phase of the contract, as the basis to measure progress toward completion. In addition, when measuring progress toward completion under the development portion of the contract, in certain circumstances, the Company considers other factors, such as achievement of performance milestones.

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

Management reviews periodically the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed periodically for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion and project cost.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

A number of internal and external factors affect our cost estimates, including labor rates, estimated future prices of material, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company’s consolidated financial statements.

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

In cases where the contract involves the delivery of products and performance of services, or other obligations (See Note 18(B)), the Company follows the guidelines specified in ASC 605-25, “Multiple-Element Arrangements”, in order to allocate the contract consideration between the identified different elements.

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation services, etc. Revenue from services were less than 10% of consolidated revenues in each of the fiscal years 2007, 2008 and 2009.

As for research and development costs accounted for as contract costs refer to Note 2(V).

U.	WARRANTY

The Company estimates the costs that may be incurred under its basic warranty. Such costs are: (1) estimated as part of the total contract’s cost or (2) recorded as a liability at the time revenue for delivered products is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company does business. Factors that affect the Company’s warranty cost include the number of delivered products, engineering estimates and anticipated rates of warranty claims. The Company periodically assesses the adequacy of its recorded warranty cost and adjusts the amount as necessary. Specific warranty reserves are recorded in the period defects or potential products failures are identified and recorded based on estimates made by management. The estimates are evaluated on a periodic basis.

Changes in the Company’s provision for warranty, which is included in other payables and accrued expenses in the Balance Sheet, are as follows:

	2009	2008
Balance, at January 1	$92,301	$74,113
Warranties issued during the year	65,493	49,933
Warranties related to acquisitions	—	221
Reduction due to warranties forfeited or paid during the year	(31,011)	(31,966)

Balance, at December 31	$126,783	$92,301

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

V.	RESEARCH AND DEVELOPMENT COSTS

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

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Chief Scientist’s Office (“OCS”) and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are obliged to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of cost of revenues. For more information regarding OCS royalties’ commitment, please see Note 18(A).

W.	INCOME TAXES

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, “Income Taxes”. This guidance prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized. As part of the determination of its tax liability, management exercises considerable judgment in evaluating tax positions taken by the Company in determining the income tax provision and establishes reserves for tax contingencies.

The Company records interest and penalties related to its unrecognized tax benefit or exposures in the financial statements as income tax expense. The Company’s January 1, 2007 unrecognized tax benefit or exposures included $2,450 of interest.

X.	CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and short and long-term deposits are invested with major banks mainly in Israel and the United States. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments have a high credit rating.

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

The Company entered into foreign exchange forward contracts and option strategies (together, “derivative instruments”) intended to protect against the increase in value of forecasted non-dollar currency cash flows. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency exposure (See Note 2(Y)).

Y.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”, which requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative will be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings in “Financial income (expenses), net”, in each reporting period (See Note 17).

As part of its hedging strategy, the Company enters into forward exchange contracts in order to protect the Company from the risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in exchange rates.

The Company also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. The Company elected not to follow the designation and documentation processes required to qualify for the hedge accounting method, and any gain or loss derived from such instruments is recognized immediately as “Financial income (expenses), net.”

Z.	STOCK-BASED COMPENSATION

The Company accounts for share-based arrangements under ASC 718, “Compensation – Stock Compensation”, which requires all share-based payments, including grants of employee stock options, to be recognized in the income statement based on their fair values.

The fair value of employee stock options is estimated at the grant date using a lattice-based option valuation model with the following weighted average assumptions:

	2009	2008	2007
Divided yield	2.31%	1.84%	2.20%
Expected volatility	39.37%	33.72%	28.50%
Risk-free interest rate	2.43%	2.79%	4.70%
Expected life	4 years	4 years	4 years
Forfeiture rate	0.56%	0.56%	0.56%
Suboptimal factor	1.75	1.75	2.67

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from traded options on Elbit Systems’ stock, historical volatility of the stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The range, given above, results from certain groups of employees exhibiting different behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

AA.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

The Company accounts for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 – Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy.

The Company measures its marketable equity securities, debt securities and foreign currency derivative instruments at fair value. Marketable equity securities and government debt securities are classified within Level 1. The Company’s investments in Auction Rate Securities (“ARS”) and Collateralized Debt Obligations (“CDOs”) are classified within Level 3 because they are valued using valuation techniques with significant unobservable inputs (See Note 8). The Company’s foreign currency derivative instuments are classified within Level 2 when the valuation inputs are based on quoted prices and market observable data of similar instruments and in Level 3 when valuation inputs are based on significant unobservable data.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2009 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Marketable equity securities	$5,496	$—	$—
Debt securities:
Government bonds	23,639	—	—
ARS and CDOs	—	—	7,445
Foreign currency option contracts	—	17,915	304
Liabilities
Foreign currency derivative contracts	—	(10,699)	—

Total	$29,135	$7,216	$7,749

The following table presents our assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2009:

Level 3
Balance, at December 31, 2008	$3,000
Net change for fair value (*)	4,445
Purchase of foreign currency contracts	304

Balance, at December 31, 2009	$7,749

(*)	Included in other comprehensive income.

For ARS and CDO debt securities, their fair value was determined using an independent third party valuator. The fair value was based on a trinomial discount model employing assumptions that market participants would use in their estimates of fair value. The assumptions included, among others, the following: the underlying structure of the security, the financial standing of the issuer, stated maturities, estimates of the probability of the issue being called at par prior to final maturity, estimates of the probability of defaults and recoveries, auctions failure and successful auction or repurchase at par for each period, expected changes in interest rates paid on the securities, interest rates paid on similar instruments, and an estimated illiquidity discount due to extended redemption periods. Finally, the present value of the future principal and interest payments was discounted at rates considered to reflect current market conditions for each security (See note 8).

The fair value of long-term loans is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

It was not practicable to estimate the fair value of the Company’s investments in shares of non-public companies that are accounted for under the cost method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies as of December 31, 2009 and 2008 were $3,745, and represent the original cost of acquisition. As noted in Note 2(I) above, management continually monitors such investments for other-than-temporary declines in value, and in 2008 an amount of $10,514 was recorded as an other-than-temporary impairment loss in the investment in Sandel (See Note 6(C)).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

AB.	BASIC AND DILUTED NET EARNINGS PER SHARE

Basic earnings per share are computed based on the weighted average number of outstanding ordinary shares during each year. Diluted earnings per share are computed based on the weighted average number of outstanding ordinary shares during each year, plus dilutive potential ordinary shares considered outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted earnings per ordinary share when their effect is anti-dilutive.

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was 6,397, 90,509 and 2,429 for the years 2009, 2008 and 2007, respectively.

AC.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

(1)	In June 2009, the FASB issued an update to ASC 810, “Consolidation,” which, among other things, (i) requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (ii) amends certain guidance for determining whether an entity is a variable interest entity; and (iii) requires enhanced disclosure that will provide users of financial statements with more transparent information about an entity’s involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. The Company does not expect the adoption of the update to have a material impact on its financial condition or results of operations.

(2)	In October 2009, the FASB issued an update to ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements”, that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

(i)	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and how the consideration should be allocated;

(ii)	Require an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”);

(iii)	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

(iv)	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The mandatory adoption is on January 1, 2011, however, the Company may elect to early adopt the provisions prospectively to new or materially modified arrangements begining January 1, 2010. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

AD.	RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 3 – TRADE RECEIVABLES, NET

	December 31,
	2009	2008
Receivables (*)	$521,151	$404,899
Unbilled receivables	146,258	77,582
Less – allowance for doubtful accounts	(7,885)	(5,471)

	$659,524	$477,010

(*) Includes affiliated companies	$15,015	$9,608

Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable related to claims are items that we believe are earned, but are subject to uncertainty concerning their determination of ultimate realization. Such amounts were not material as of the balance sheet date. Accounts receivables and unbilled receivables, other than those detailed under Note 7, are expected to be billed and collected during 2010.

As for long-term trade receivables – see Note 7.

Note 4 – OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2009	2008
Deferred income taxes, net	$25,030	$24,936
Prepaid expenses	36,054	44,476
Government institutions	21,018	52,559
Receivables related to the sale of Mediguide shares (See Note 1(E))	—	49,777
Derivative instruments	18,219	28,034
Others	15,535	12,206

	$115,856	$211,988

Note 5 – INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2009	2008
Cost incurred on long-term contracts in progress	$718,134	$786,039
Raw materials	61,175	72,564
Advances to suppliers and subcontractors	36,638	41,211

	815,947	899,814
Less –
Cost incurred on contracts in progress deducted from customer advances	71,740	106,263
Advances received from customers (*)	113,511	99,907
Provision for losses on long-term contracts	60,848	49,537

	$569,848	$644,107

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

(*)	The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (See Note 13).

Note 6 – INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A.	Investments in affiliated companies:

	December 31,
	2009	2008
Companies accounted for under the equity method	$85,014	$58,555
Companies accounted for on a cost basis	3,745	3,745

	$88,759	$62,300

B.	Investments in companies accounted for under the equity method:

	December 31,
	2009	2008
SCD (1)	$48,169	$41,456
Mikal (2)	17,274	—
VSI (3)	4,826	5,111
Opgal (4)	9,809	7,263
Chip PC (5)	—	665
Others	4,936	4,060

	$85,014	$58,555

(1)	Semi Conductor Devices (“SCD”) is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(2)	Mikal Ltd. (“Mikal”) is an Israeli company, of which approximately 19% of its shares were acquired by the Company for approximately $18,000. Mikal holds interests in three main subsidiaries, including the Israeli companies Soltam Systems Ltd. (“Soltam”) engaged in the area of artillery, Saymar Ltd. (“Saymar”) engaged in the area of armored fighting vehicles and ITL Optronics Ltd. (“ITL”) engaged in the area of optronics. As part of the transaction, the Company received an option (exercisable during 2011) to purchase the balance of Mikal’s shares at a purchase price to be determined in accordance with an independent external valuation. The Company has significant influence in Mikal due to its representation on the Board of Directors and, as such, the investment is recorded according to the equity method of accounting.

(3)	Vision Systems International LLC (“VSI”) based in San Jose, is a California limited liability company that is held 50% by ESA and 50% by a subsidiary of Rockwell Collins Inc. VSI operates in the area of helmet mounted display systems for fixed-wing military aircraft. VSI is jointly controlled and therefore is not consolidated in the Company’s financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

(4)	Opgal Optronics Industries Ltd. (“Opgal”) is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company’s financial statements.

(5)	Chip PC Ltd. (“Chip PC”) is an Israeli company, of which approximately 19% (16.3% on a fully diluted basis) is held by the Company. Chip PC develops and manufactures “Post PC” solutions, focused on enabling server-based-computing technologies to replace traditional PCs and deploy and control large numbers of workstations. In July 2007, Chip PC completed an initial public offering (“IPO”) on the Tel Aviv Stock Exchange (“TASE”). Following the offer, Chip PC became a publicly-traded company registered in Israel. As a result of the IPO, the Company recognized in 2007 an immaterial loss. The Company has significant influence in Chip PC due to its representatives on the Board of Directors and as such the investment is recorded according to the equity method of accounting. As of December 31, 2008, the Company identified impairment indicators in Chip PC and wrote-down the investment in Chip PC to its fair market value of $665, recognizing an impairment loss of approximately $800, included in equity in net earnings of affiliated companies. During 2009, the Company wrote-off the balance of its investment in Chip PC.

(6)	Equity in net earnings (losses) of affiliated companies is as follows:

	Year ended December 31,
	2009	2008
SCD	$12,603	$8,682
VSI	4,942	4,338
Others	1,747	1,415

	$19,292	$14,435

(7)	The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,
	2009	2008
Current assets	$193,787	$165,455
Non-current assets	46,696	36,595

Total assets	$240,483	$202,050

Current liabilities	$109,069	$77,138
Non-current liabilities	32,976	27,152
Shareholders’ equity	98,438	97,760

	$240,483	$202,050

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Income Statement Information:

	Year ended December 31,
	2009	2008	2007
Revenues	$361,283	$326,702	$331,971
Gross profit	$110,699	$98,291	$89,960
Net income	$31,489	$32,914	$12,830

(8)	See Note 18(E) for guarantees.

C.	Investments in companies accounted for on a cost basis

	December 31,
	2009	2008
ISI (1)	$1,830	$1,830
Sandel (2)	1,900	1,900
Others	15	15

	$3,745	$3,745

(1)	ImageSat International N.V. (“ISI”), held 14% (10% on a fully diluted basis) by the Company, is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes. (See also Note 18(C)(2)).

(2)	Sandel Avionics, Inc. (“Sandel”) based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market. In 2006, ESA’s subsidiary Kollsman, Inc. (“Kollsman”) acquired Preferred B Shares of Sandel, which constitute a 20% interest in Sandel on a fully diluted and as converted basis. The investment in Sandel is accounted on a cost basis in accordance with ASC 323-10. During the fourth quarter of 2008, the fair value of Sandel decreased as a result of a decrease in Sandel’s backlog and estimated future cash flows. During 2008, based on a valuation prepared by an independent appraiser, the Company recognized an other-than-temporary impairment loss of approximately $10,514 pre-tax of its investment in Sandel, which was classified in “Other income, net,” in the Consolidated Statement of Income.

Note 7 – LONG-TERM BANK DEPOSITS AND RECEIVABLES

	December 31,
	2009	2008
Deposits with banks (1)	$1,919	$2,060
Long-term trade and other receivables (2)	11,085	7,609
Other deposits with banks (3)	23,334	28,077

	$36,338	$37,746

(1)	The deposits are held as collateral for loans granted to the Company’s employees and are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $625 (2008 – $687).

(2)	Includes long-term trade receivables in the amount of $9,949, and 6,390 as of December 31, 2009 and 2008, respectively, of which $4,686 and $393 are unbilled long-term receivables as of December 31, 2009 and 2008, respectively.

(3)	Restricted deposits in respect of an issued bank guarantee.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 8 – AVAILABLE-FOR-SALE MARKETABLE SECURITIES

	December 31,
	2009			2008
	Amortized cost	Gross unrealized gains (losses), net	Estimated fair market value	Amortized cost	Gross unrealized gains (losses), net	Estimated fair market value
Government bonds	$22,778	$399	$23,639	$572	$—	$731
Marketable equity securities	3,427	2,069	5,496	3,427	(428)	2,999
ARS and CDOs (*)	11,792	(4,413)	7,445	3,000	—	3,000

	$37,997	$(1,945)	$36,580	$6,999	$(428)	$6,730

Aggregate contractual maturities of available-for-sale debt securities for years subsequent to December 31, 2009 are:

	Amortized cost	Estimated fair market value
Due within one year	$13,104	$13,483
Due after one year through five years	9,429	9,911
Due after five years through ten years	245	245
ARS and CDOs’ due more than ten years	11,792	7,445

	$34,570	$31,084

(*)	ARS and CDOs held as a result of the acquisition of Tadiran are private placement securities with long-term contractual maturities. The Company’s investments in ARS represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. ARS’ interest rates are reset through a “dutch” auction each month. The monthly auctions historically have provided a liquid market for these securities. CDOs are collateralized debt obligations formed for the purpose of the proceeds in a portfolio of assets backed securities and related synthetic securities. Some of the underlying collateral for the ARS and CDOs held by the Company consists of sub-prime mortgages.

With the liquidity issues experienced in global credit and capital markets, the ARS have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. In addition, no payment on any class of the Company’s holdings in CDOs is made until all accrued and unpaid interest of each class that has seniority and that remain outstanding had been paid in full.

In 2009, while the Company continues to earn interest on the ARS at the contractual rates, their estimated market value no longer approximates par value. In addition some of the Company’s CDOs currently have no or only limited market. As there was insufficient observable market information available to determine the fair value of most of the ARS and CDOs, their fair value was determined using an independent third party valuator (See note 2(AA)).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 9 – PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2009	2008
Cost (1):
Land, buildings and leasehold improvements (2)	$261,240	$244,655
Instruments, machinery and equipment (3)	524,311	483,169
Office furniture and other	65,150	60,371
Motor vehicles	90,526	69,981

	941,227	858,176
Accumulated depreciation	(536,552)	(474,090)

Depreciated cost	$404,675	$384,086

Depreciation expenses for the years ended December 31, 2009, 2008 and 2007 amounted to $82,497, $79,779 and $69,523, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $26,093 and $30,683 as of December 31, 2009 and 2008, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company:

	Israel (a)	U.S. (b)	Other Countries (c)
Owned	1,593,000 square feet	700,000 square feet	113,000 square feet

Leased	1,534,000 square feet	125,000 square feet	422,000 square feet

(a)	Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems’ Israeli subsidiaries.

(b)	Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America in Texas, New Hampshire, Florida, Alabama, Virginia, Georgia and Kansas.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in the U.K., Romania, Belgium, Germany, Brazil and South Korea.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $101,585 and $138,672 as of December 31, 2009 and 2008, respectively.

As for pledges of assets – see Notes 18(E) and 18(I).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 10 – GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Composition:

	Weighted average useful lives	December 31,
Identifiable Intangible Assets		2009	2008
Original cost:
Technology (1)	13	$187,422	$171,800
Customer relations (2)	6	171,011	160,004
Trade marks and other (3)	14	55,206	43,758

		413,639	375,562

Accumulated amortization:
Technology		81,411	66,534
Customer relations		59,659	33,862
Trademarks and other		6,143	4,655

		147,213	105,051

Amortized cost		$266,426	$270,511

(1)	The technology acquired consists of the following major items as follows:

(a) An amount of $70,300 was allocated to technology related to communication equipment and C4ISR, in connection to the acquisition of Tadiran’s shares in 2005 through 2007.

(b) During 2009, the Company invested $7,400 in technology related to simulation and debriefing systems and $8,200 in technology for broadband communications (See Note 1(C)).

(2)	Includes mainly customer relations resulting from the acquisition of Tadiran ($137,300) and FTL ($9,000) in 2007. The Company performed its annual impairment test on goodwill and other intangibles and determined that an impairment of the ICI customer relationships intangible asset in the amount of $1,392 existed as of December 31, 2009 (recorded in M&A expenses). The primary impairment was the result of significantly lower margins expected for the remaining acquired customers.

(3)	Includes trademarks in the amount of $8,000 acquired in the merger with Elop in 2000, and an amount of $33,200 that was allocated to trademarks resulting mainly from the acquisition of Tadiran in 2005 – 2007.

B.	Amortization expenses amounted to $42,601, $40,140 and $29,891 for the years ended December 31, 2009, 2008 and 2007, respectively.

C.	The estimated aggregate amortization expense for each of the five succeeding fiscal years:

2010	$40,430
2011	38,863
2012	34,016
2013	31,239
2014	31,011

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

D.	Changes in goodwill, during 2009 were as follows:

2009
Balance, at January 1,	$323,772
Net translation differences (1)	451
Goodwill acquired during the year:
BVR	11,331
Shiron	2,031
Impairment (2)	(675)

Balance, at December 31,	$336,910

(1)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

(2)	In 2009, the Company wrote-off its investment in AD&D.

Note 11 – SHORT-TERM BANK CREDIT AND LOANS

	December 31,
	2009	2008	2009	2008
Short-term bank loans:	Interest Rate
In Euro and GBP	—	5%	$—	$5,982

			$—	$5,982

Short-term bank credit:
In NIS unlinked and GBP	—	3.29-7.14%	—	349

			—	349

			$—	$6,331

Weighted average interest rate	—	4.91%

Note 12 – OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2009	2008
Payroll and related expenses	$117,702	$106,095
Provision for vacation pay	34,319	30,243
Provision for income taxes, net of advances	15,891	43,966
Other income taxes liabilities	21,490	18,939
Value added tax (“VAT”) payable	4,356	4,931
Provisions for royalties	33,048	29,851
Provision for warranty	126,783	92,301
Derivative instruments	10,699	9,759
Provision for losses on long-term contracts	75,493	49,786
Others (*)	113,025	90,351

	$552,806	$476,222

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

(*)	Others, primarily includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g. damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers.

Note 13 – CUSTOMER ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2009	2008
Advances received	$694,954	$810,832
Less -
Advances presented under long-term liabilities	142,566	115,470
Advances deducted from inventories	113,511	99,907

	438,877	595,455
Less -
Costs incurred on contracts in progress (See Note 5)	71,740	106,263

	$367,137	$489,192

As for guarantees and liens, See Notes 18(E), 18(G) and 18(I).

Note 14 – LONG-TERM LOANS

	Currency	Interest %	Years of maturity	December 31,
				2009	2008
Long-term bank loans	U.S. dollars	Libor + 1.25-2.55%	mainly 2-3	$366,534	$251,056
	GBP	Libor + 1.65%	mainly 1-2	22,663	21,888
Other long-term loans	GBP	Libor + 1%		—	5,898

				389,197	278,842
Less-current maturities				2,663	9,082

				$386,534	$269,760

As of December 31, 2009 the Libor annual rate:

For long-term loans denominated in U.S. dollars was 0.23%.

For long-term loans denominated in GBP was 0.60%.

The maturities of these loans for periods after December 31, 2009 are as follows:

2010 – current maturities	$2,663
2011	386,253
2012	281

$389,197

See Note 18(F) for covenants.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

In order to secure liabilities to banks as well as guarantees to customers and performance guarantees, a subsidiary granted first priority liens and/or floating liens on all of its property and assets with no limitation as to amount, and specific liens on its short-term investments (See Notes 18(F) and 18(G)).

Note 15 – BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, Telefunken and a European subsidiary sponsored benefit plans for their employees in the U.S., Germany and Belgium, respectively, as follows:

Defined Benefit Retirement Plan based on Employer’s Contributions

(a)	ESA has three defined benefit pension plans (the “Plans”) which cover the employees of EFW and Kollsman. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash through a financial institution, as the investment manager of the Plans’ assets. Pension expense is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employee. The measurement date for the EFW and Kollsman benefit obligation is December 31. In November 2008, ESA ratified a new union agreement, which resulted in a higher multiplier for benefit payments. Additionally, in 2008, ESA revised its retirement and mortality estimates based on more recent experience factors, which resulted in 2008 an actuarial loss.

Participation in ESA’s qualified defined benefit plans was frozen as of January 1, 2010 for non-represented employees. Current participants will continue to accrue benefits; however no new non-represented employees will be allowed to enter the plan.

(b)	Telefunken Radio Communication Systems GmbH & Co. (“Telefunken”), a wholly-owned German subsidiary, has mainly one defined benefit pension plan (the “P3-plan”) which covers all employees. The P3-plan provides for yearly cash balance credits equal to a percentage of a participant’s compensation which accumulate together with the respective interest credits on the employee’s cash balance accounts. In case of an insured event (retirement, death, disability) the benefits can be paid as a lump sum, in installments or as a life-long annuity. The P3-plan is an unfunded plan.

(c)	A wholly-owned European subsidiary in Belgium has a defined benefit pension plan, which is divided into two categories:

1)	Normal retirement benefit plan, with eligibility at age 65. The lump sum is based on employee contributions of 2% of the final pensionable salary up to certain breakpoint, plus 6% exceeding the breakpoint at a maximum of 5% of pensionable salary, and the employer contributions, with a maximum of 40 years. The vested benefit is equal to retirement benefit calculated with the pensionable salary and pensionable service observed at the date of leaving service.

2)	Pre-retirement death benefit to employees.

The plan is funded and includes profit sharing.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2009 and 2008:

	December 31,
	2009	2008
Changes in benefit obligation:
Benefit obligation at beginning of year	$89,857	$74,870
Service cost	6,694	5,882
Interest cost	5,427	4,529
Amendments	117	472
Exchange rate differences	(382)	—
Actuarial losses	4,159	5,998
Benefits paid	(2,027)	(1,894)
Effect of settlement commitment	(711)	—

Benefit obligation at end of year	$103,134	$89,857

Changes in Plan Assets:
Fair value of Plans assets at beginning of year	45,375	54,205
Actual return on Plan assets (net of expenses)	8,301	(12,566)
Employer contribution	11,079	4,444
Benefits paid	(1,965)	(1,568)

Fair value of Plans assets at end of year	$62,790	$44,515

Accrued benefit cost, end of year:
Funded status	(40,344)	(45,342)
Unrecognized net actuarial loss	31,198	34,078
Unrecognized prior service cost	790	935

	$(8,356)	$(10,329)

Amount recognized in the statement of financial position:
Accrued benefit liability, current	(39)	(11,160)
Accrued benefit liability, non-current	(40,305)	(34,435)
Accumulated other comprehensive income, pre-tax	31,988	35,266

Net amount recognized	$(8,356)	$(10,329)

	Year ended December 31,
	2009	2008	2007
Components of the Plan’s net periodic pension cost:
Service cost	$6,694	$5,883	$5,615
Interest cost	5,427	4,529	4,017
Expected return on Plans assets	(3,915)	(4,565)	(3,761)
Amortization of prior service cost	97	(110)	(99)
Amortization of transition amount	(120)	60	63
Amortization of net actuarial loss	2,282	369	757

Total net periodic benefit cost	$10,465	$6,166	$6,592

Additional information
Accumulated benefit obligation	$95,877	$83,779

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

	December 31,
	2009	2008
Weighted average assumptions:
Discount rate as of December 31	5.90%	6.08%
Expected long-term rate of return on Plan’s assets	7.75%	7.71%
Rate of compensation increase	2.90%	2.85%

Asset Allocation by Category as of December 31:

	2009	2008
Asset Category
Equity Securities	58.0%	52.5%
Debt Securities	35.5%	45.0%
Other	6.5%	2.5%

Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2009	2008
Asset Category
Equity Securities	60.0%	60.0%
Debt Securities	37.0%	37.0%
Other	3.0%	3.0%

Total	100.0%	100.0%

The fair value of the asset values by category at December 31, 2009 is as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Cash	$3,988	$3,988	$—	$—
Cash Equivalents:
Money Market Funds (a)	3,220	3,220	—	—
Fixed Income Securities:
U.S. Treasuries	2,986	2,986	—	—
Corporate Bonds (b)	2,226	2,226	—	—
International Bonds (c)	480	480	—	—
Mutual Funds (d)	16,191	16,191	—	—
Equity Securities:
U.S. Companies (e)	3,024	3,024	—	—
International Companies (f)	2,768	2,768	—	—
Mutual Funds (g)	27,775	27,775	—	—
Real Estate	132	—	—	132

Total	$62,790	$62,658	$—	$132

(a)	This category includes highly liquid daily traded cash-like vehicles.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

(b)	This category represents investment grade bonds at purchase issued by corporations from diverse industries.

(c)	This category represents investment grade bonds from non-U.S. corporations and sovereign debt.

(d)	This category invests in highly liquid diverse mutual funds representing a diverse offering of debt issuance.

(e)	This category represents common stocks that are traded on major exchanges.

(f)	This represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or ADRs.

(g)	This category represents highly liquid diverse equity mutual funds of varying asset classes and styles.

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2009 Plan year and the quarterly contributions requirements for the 2008 Plan year have been satisfied as of December 31, 2009. Benefit payments over the next five years are expected to be $2,567 in 2010; $2,912 in 2011; $3,464 in 2012, $4,011 in 2013 and $4,525 in 2014.

Retiree	Medical Plan

Effective January 1, 2003, ESA commenced offering retiree medical benefits to a limited number of retirees at EFW, in accordance with benefits agreed upon as part of union negotiations in 2002.

The measurement date for ESA benefit obligation is December 31, 2009. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2009 and 2008.

	December 31 2009	December 31 2008
Change in Benefit Obligation:
Benefit obligation at beginning of period	$2,547	$1,397
Service cost	202	87
Interest cost	156	80
Actuarial (gain) loss	(402)	1,111
Employee contribution	17	25
Benefits paid	(101)	(153)

Benefit obligation at end of period	$2,419	$2,547

Change in Plan Assets:
Fair value of plan assets at beginning of period	$—	$—
Employer contribution	84	128
Employee contribution	17	25
Benefits paid	(101)	(153)

Fair value of plan assets at end of period	$—	$—

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

	Year ended December 31,
	2009	2008
Accrued benefit cost, end of period:
Funded status	$(2,419)	$(2,547)
Unrecognized net actuarial gain	332	776
Unrecognized prior service cost	224	373

Accrued benefit cost, end of period	$(1,863)	$(1,398)

Amounts recognized in the statement of financial position:
Accrued benefit liability, current	(102)	(140)
Accrued benefit liability, non-current	(2,317)	(2,407)
Accumulated other comprehensive loss, pretax	556	1,149

Net amount recognized	$(1,863)	$(1,398)
Current	(102)	(140)
Non-Current	(1,761)	(1,258)

	$(1,863)	$(1,398)

Components of net periodic pension cost (for period):
Service cost	$202	$87
Interest cost	157	80
Amortization of prior service cost	150	150
Amortization of net actuarial (gain) loss	42	(17)

Total net periodic benefit cost	$551	$300

Assumptions as of end of period:
Discount rate	5.38%	6.34%
Health care cost trend rate assumed for next year	7.50%	8.00%
Ultimate health care cost trend rate	5.00%	5.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2009 is as follows:

	1% increase	1% decrease
Net periodic benefit cost	$41	$(36)
Benefit obligation	$196	$(176)

Defined	Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $3,577, $3,115 and $2,738 for the years ended December 31, 2009, 2008 and 2007, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

Non-Qualified	Defined Contribution Plan

In 2007, ESA implemented two new benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary and

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

bonus or any amount below that to the 409(A) plan. ESA will provide a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The intent was to provide comparable defined contribution plan benefits for the senior management across three ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions transferred into the plan totaled $741 in 2009 and $519 in 2008, and the total ESA contribution to the plan was $191 for 2009 and $93 for 2008. The cash surrender value of these life insurance policies was $3,072 and $1,393 at December 31, 2009 and 2008, respectively. As of December 31, 2009, no executive had vested in the ESA contribution to the plan.

The second plan implemented is a non-qualified, defined benefit plan for the top four executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. They are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets currently are valued at $1,742 and $446 at December 31, 2009 and 2008, respectively. Related liability for the pension payments is $1,550 and $599 at December 31, 2009 and 2008, respectively. As of December 31, 2009, no executives had vested in the plan.

Note 16 – TAXES ON INCOME

A.	APPLICABLE TAX LAWS

(1)	Amendment to the Israeli Income Tax Ordinance

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

On July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

(2)	Measurement of taxable income under Israel’s Income Tax (Inflationary Adjustments) Law, 1985:

Through 2007 results for tax purposes for Elbit Systems and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained above in Note 2(C), the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

In accordance with paragraph 9(f) of SFAS No. 109, as primarily codified in ASC 740, the Company has not provided deferred income taxes on the above differences resulting from changes in exchange rates and indexing for tax purposes.

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

(3)	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

Elbit Systems and most of its subsidiaries in Israel are “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

(4)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1969:

Several expansion programs of Elbit Systems and certain of its Israeli subsidiaries (“the companies”) have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”). For some expansion programs, the companies have elected the grants track and for others they have elected the alternative tax benefits track, waiving grants in return for tax exemptions.

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

On April 1, 2005, an amendment to the Law came into effect (the “Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Privileged Enterprise” (rather than the previous terminology of “Approved Enterprise”), such as a provision requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the Company, or (2) a year selected by the company for commencement, on the condition that the Company meets certain provisions provided by the Law (“Year of Election”).

If a company requested the alternative tax benefits track for an Approved Enterprise under the Law before the 2005 amendment, it is precluded from filing a Year of Election notice for a Privileged Enterprise for two years after the year in which the Approved Enterprise was activated.

In addition, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the existing Approved Enterprises programs will not be subject to the provisions of the Amendment.

As a result of the Amendment, tax-exempt income generated under Elbit Systems and certain of its Israeli subsidiaries Privileged Enterprise expansion programs will be subject to taxes upon dividend distribution or complete liquidation.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens – see Note 18(J)). As of December 31, 2009, the Company’s management believes that the companies are meeting all conditions of the approvals.

As of December 31, 2009, the tax benefits for the Company’s Approved Enterprise and Privileged Enterprise existing expansion programs will expire within the period of 2010 to 2019.

As of December 31, 2009, retained earnings of the Company included approximately $356,000 in tax-exempt profits earned by the companies’ “Approved Enterprises” and “Privileged Enterprises”. If the retained tax-exempt income is distributed, with respect to the “Approved Enterprises” and the “Privileged Enterprises”, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently – 25%), and an income tax liability would be incurred of approximately $89,000 as of December 31, 2009.

The companies’ boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the companies’ “Approved Enterprises” and “Privileged Enterprise”, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the “Approved Enterprise” and “Privileged Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (See Note 16(A)(1)).

Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the above mentioned law and is taxed at the regular tax rate of 26%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

B.	NON – ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

C.	INCOME BEFORE TAXES ON INCOME

	Year ended December 31,
	2009	2008	2007
Income before taxes on income:
Domestic	$186,444	$257,139	$42,310
Foreign	60,886	49,341	46,682

	$247,330	$306,480	$88,992

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

D.	TAXES ON INCOME

	Year ended December 31,
	2009	2008	2007
Taxes on income:
Current taxes:
Domestic	$30,006	$46,443	$26,658
Foreign	15,350	14,245	22,551

	45,356	60,688	49,209

Adjustment for previous years:
Domestic	(6,491)	2,025	(12,671)
Foreign	91	(146)	2,937

	(6,400)	1,879	(9,734)

Deferred income taxes:
Domestic	(3,763)	(8,691)	(18,667)
Foreign	2,916	491	(6,998)

	(847)	(8,200)	(25,665)

	$38,109	$54,367	$13,810

E.	UNCERTAIN TAX POSITIONS

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), primarily codified in ASC 740. The impact on the Company’s consolidated financial position and results of operations as a result of the adoption of the provisions of FIN 48 was $4,846, which was recognized as an adjustment to opening retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
Balance at the beginning of the year	$27,754	$25,443
Additions related to interest	3,093	654
Additions based on tax positions taken during a prior period	2,324	635
Reduction related to tax positions taken during a prior period	(3,498)	—
Reductions related to settlement of tax matters	(6,341)	(1,633)
Additions based on tax positions taken during the current period	10,332	2,655
Reduction related to a lapse of applicable statute of limitation	(316)	—

Balance at the end of the year	$33,348	$27,754

At December 31, 2009 and 2008, the Company had a liability for unrecognized tax benefits of $33,348 and $27,754, respectively, including an accrual of $4,126 and $3,180 for the payment of related interest, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2009, Elbit Systems and its subsidiaries were subject to examination by various tax authorities in jurisdictions such as Israel, the United States and Europe.

During 2009 and 2008, the Company settled certain income tax matters in Israel and the United States covering multiple years. As a result of the settlement of the tax matters, the Company recorded a reduction in “other income taxes liabilities” of $6,341 and $1,633, respectively, related to settlement of tax matters of which an income of $2,985 and an expense of $1,326 were recorded in the statements of income in “taxes on income.”

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. As a result of ongoing examinations, tax proceedings in certain countries, additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2009, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

F.	DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are based on separate tax jurisdiction as follows:

	Total	Deferred (1) tax asset (liability)
		Current	Non-current
As of December 31, 2009
Deferred tax assets:
Reserves and allowances	$30,786	$18,562	$12,224
Inventory allowances	6,091	6,091	—
Investment in affiliates	7,011	7,011	—
Others	3,015	1,443	1,572
Net operating loss carry forwards	20,895	6,825	14,070

	67,798	39,932	27,866
Valuation allowance	(34,776)	(14,902)	(19,874)

Net deferred tax assets	33,022	25,030	7,992

Deferred tax liabilities:
Intangible assets	(51,396)	—	(51,396)
Property, plant and equipment	(10,024)	—	(10,024)
Reserves and allowances	13,675	—	13,675

	(47,745)	—	(47,745)

Net deferred tax assets (liabilities)	(14,723)	25,030	(39,753)

As of December 31, 2008
Deferred tax assets:
Reserves and allowances	$28,179	$13,396	$14,783
Inventory allowances	8,053	8,053	—
Investment in affiliates	5,285	5,285	—
Others	2,411	1,080	1,331
Net operating loss carry forwards	26,491	10,383	16,108

	70,419	38,197	32,222
Valuation allowance	(36,282)	(13,261)	(23,021)

Net deferred tax assets	34,137	24,936	9,201

Deferred tax liabilities:
Intangible assets	(60,876)	—	(60,876)
Property, plant and equipment	(13,180)	—	(13,180)
Reserves and allowances	12,804	—	12,804

	(61,252)	—	(61,252)

Net deferred tax assets (liabilities)	(27,115)	24,936	(52,051)

(1)	The current tax asset is included in other receivables and prepaid expenses.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

G.	As of December 31, 2009, Elbit Systems’ Israeli subsidiaries have estimated total available carry forward tax losses of approximately $82,637, and its non-Israeli subsidiaries have estimated available carry forward tax losses of approximately $10,331. These losses of the Israeli subsidiaries can be offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carry forward losses amount to approximately $20,100 in respect of which a valuation allowance has been recorded in the amount of approximately $18,800.

H.	Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,
	2009	2008	2007
Income before taxes as reported in the consolidated statements of income	$247,330	$306,480	$88,992
Statutory tax rate	26.0%	27.0%	29.0%

Theoretical tax expense	$64,306	$82,750	$25,808

Tax benefit arising from reduced rate as an “Approved and Privileged Enterprise” and other tax benefits (*)	(31,712)	(44,002)	(25,631)
Tax adjustment in respect of different tax rates for foreign subsidiaries	5,663	331	1,443
Operating carry forward losses for which valuation allowance was provided	(1,506)	1,215	4,272
Increase in taxes resulting from non-deductible expenses	3,133	6,775	8,534
Difference in basis of measurement for financial reporting and tax return purposes	4,124	6,117	8,879
Taxes in respect of prior years (**)	(6,400)	1,879	(9,734)
Other differences, net	501	(698)	239

Actual tax expenses	$38,109	$54,367	$13,810

Effective tax rate	15.4%	17.7%	15.5%

(*) Net earnings per share – amounts of the benefit resulting from the Approved and Privileged Enterprises
Basic	$0.75	$1.05	$0.61

Diluted	$0.74	$1.03	$0.61

(**)	Taxes in respect of prior years:

The Company prepares its tax provisions in accordance with the rules and estimates that are applicable at the end of each year.

The adjustment in the 2007 results for prior years included a reduction in tax liability of $12.0 million attributable to the Israeli operations of the Company and certain subsidiaries and a $2.3 million increase in tax liability attributable to the Company’s non-Israeli subsidiaries. The adjustment in the Company’s non-Israeli subsidiaries tax liability was a result of new information regarding deductible expenses received by the Company during the course of a tax audit in 2007, and as such, it was included in the 2007 provision.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

During 2007, the Israeli Tax Authorities conducted and finalized a tax audit for the years 2001 through 2005. The results of the final tax assessment by the Tax Authorities were in favor of the Company, thus resulting in the reduction to tax liability of $12,000 referred to above.

In 2008, the Company recorded a tax provision in an amount of $1,900 mainly as a result of the finalization by the Israeli Tax Authorities of the tax assessment for some of the Company’s subsidiaries, which increased the Company’s tax liability for prior years. This adjustment was a result of the Tax Authorities’ adoption of a change in its prior position with respect to its interpretation of the relevant rules.

During 2009, the Company reduced its tax liabilities in an amount of $6,300, mainly as a result of the finalization by the Israeli Tax Authorities of tax assessment for some of the Company’s subsidiaries in Israel.

I.	Final tax assessments have been received by the Company up to and including the tax year ended December 31, 2005 and by certain subsidiaries, for the years 2002 – 2006 (subsidiaries that were incorporated after 2000 have not received final assessments).

Note 17 – DERIVATIVE FINANCIAL INSTRUMENTS

A.	Derivative financial instruments are presented as other assets or other accrued expenses. For asset derivatives and liability derivatives, respectively, the fair value of the Company’s outstanding derivative instruments as of December 31, 2009 is summarized below:

	Asset Derivatives (*)	Liability Derivatives (**)
Derivatives designed as hedging instruments
Foreign exchange contracts	$10,819	$6,292

	10,819	6,292

Derivatives not designed as hedging instruments
Foreign exchange contracts	7,096	4,407
Options exchange contracts	304	—

	$7,400	$4,407

(*)	Presented as part of other assets.

(**)	Presented as part of other liabilities.

B.	The effect of derivative instruments in cash flow hedging relationship on income and other comprehensive income for the year ended December 31, 2009, is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective Portion of Derivative, net	Gain (Loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)	Ineffective Portion of Gain (Loss) on Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
Derivatives designed as hedging instruments	$(10,339)	$5,102	$—
Foreign exchange contracts		(152)	(3,062)

		$4,950	$(3,062)

Derivatives not designed as hedging instruments
Foreign exchange contracts		$—	$678

(*)	Presented as part of revenues

(**)	Presented as part of financial expenses

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

C.	The notional amounts of outstanding foreign exchange forward contracts at December 31, 2009 is summarized below:

	Forward contracts		Options
	Buy	Sell	Buy	Sell
Euro	$22,313	$152,603	$—	$—
GBP	21,086	78,725	—	—
New Israeli Shekel	219,200	—	42,650	42,650
Other	—	15,613	—	—

	$262,599	$246,941	$42,650	$42,650

At December 31, 2009, the Company expects to reclassify $2,081 of net gain on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

Note 18 – COMMITMENTS AND CONTINGENT LIABILITIES

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

Royalties’ expenses amounted to $5,317, $3,292 and $1,573 in 2009, 2008 and 2007, respectively.

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

At December 31, 2009, the Company had outstanding buy-back obligations totaling approximately $875,000 that extend through 2017.

C.	LEGAL CLAIMS

(1)	Elbit Systems and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. The Company’s management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company.

(2)	In 2007, a claim was filed in the U.S. District Court for the Southern District of New York by certain minority shareholders and holders of expired warrants of ImageSat International N.V. (“ImageSat”) against ImageSat, Israel Aerospace Industries Ltd. (“IAI”), Elbit Systems and certain current and former officers and directors of ImageSat. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. The former and current directors of ImageSat named as defendants include, among others, Michael Federmann, Joseph Ackerman, Joseph Gaspar and the Estate of Jacob Toren (collectively the “Individual Defendants”), who were each nominated at various times by Elop to serve as a director of ImageSat. Currently, Michael Federmann, Joseph Ackerman and Joseph Gaspar serve as Elbit Systems’ Board Chairman, Chief Executive Officer and Chief Financial Officer, respectively. In March 2008, the plaintiffs amended the complaint and named Elop as an additional defendant. The claim contained various allegations that the defendants allegedly breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. The claim alleged various causes of action and damages aggregating hundreds of millions of dollars, not all of which were alleged against Elbit Systems, Elop and/or each of the Individual Defendants. In July 2008, the Court dismissed the claim on the grounds of forum non- conveniens. Shortly thereafter, the plaintiffs appealed dismissal of the claim to the U.S. Federal Court of Appeals for the Second Circuit. In November 2009, the Court of Appeals affirmed dismissal of the claim. Plaintiffs may file a petition for a writ of certiorari in the Supreme Court of the United States.

In August 2008 and in December of 2008, certain additional minority shareholders and debtholders of ImageSat filed claims, of a substantially similar nature, against some of the above-

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

mentioned defendants, including Elbit Systems and Elop, in the U.S. District Court for the Southern District of New York. The second case mentioned above was withdrawn and re-filed in the Supreme Court of the State of New York, County of New York. In January 2010 and December 2009, respectively, the Courts dismissed all of the plaintiffs’ claims in the first case mentioned above, and almost all of the plaintiffs’ claims in the second case mentioned above, on the grounds of forum non-conveniens. In January 2010, some of the plaintiffs in the above-mentioned matters filed an additional claim in New York State Court against IAI, Elop, Elbit Systems and ImageSat relating to one of the issues that was raised in the above-mentioned claims. Elbit Systems believes that there is no merit or basis to the allegations made in the existing legal proceedings against it, Elop or of former ImageSat directors who were nominated by Elop. IAI has agreed to indemnify Elbit Systems, Elop and the directors nominated by Elop to ImageSat’s board, for any losses arising out of any of the foregoing claims or legal proceedings, net of insurance proceeds received from ImageSat’s insurance policies and any indemnification proceeds received from ImageSat.

(3)	In December 2009, a claim in the amount of approximately $10 million was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (“Pinpoint”) and four of its founders against two of the Company’s Israeli subsidiaries, Elbit Systems Holdings (1997) Ltd. and Kinetics, as well as against one of Elbit Systems’ officers, Jacob Gadot. Pinpoint is a special purpose acquisition company that was in negotiations with said subsidiaries and other Kinetics’ shareholders regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed, and thus entered into effect. Alternatively, Pinpoint claims that the Company’s decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. Elbit Systems believes there is no merit to the allegations made in the claim, and the defendants have responded accordingly to the Court.

D.	LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2009 are as follows:

2010	$37,437
2011	30,609
2012	19,716
2013	9,100
2014	6,370
2015 and thereafter	15,544

$118,776

Lease expenses for the years ended December 31, 2009, 2008 and 2007 amounted to $28,812, $33,355 and $25,989, respectively.

E.	GUARANTEES

(1)	As of December 31, 2009, guarantees in the amount of approximately $861,000 were issued by banks on behalf of Company’s entities mainly in order to secure certain advances from customers and performance bonds.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

(2)	Elbit Systems has provided, on a proportional basis to its ownership interest, guarantees for one of its 50%-owned foreign investees in respect of credit lines granted to it by banks amounting to $3,400 as of December 31, 2009 (2008—$3,700). The guarantee will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantee for any debt for which the investee would be in default under the terms of the credit line. The fair value of such guarantee as of December 31, 2009 is not material.

F.	COVENANTS

(1)	In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2009, Elbit Systems and its subsidiaries, except Elisra, were in full compliance with all covenants.

(2)	Elisra’s liabilities to banks, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, are secured, with first priority liens and/or floating liens on all of Elisra’s property and assets with no limitations as to amount and by negative pledges. According to the agreement with the banks, Elisra committed to comply with certain financial covenants (to be measured based on Elisra’s stand-alone financial statements), which include, among others, a minimum ratio of shareholders’ equity to total assets (as defined in the agreement), a minimum current ratio, a minimum amount of shareholders’ equity and a minimum amount of pre-tax income. In addition, certain restrictions have been imposed on Elisra regarding the provision of guarantees to third parties, creating new liens and on selling or transferring assets in material amounts. As of December 31, 2009 and 2008, Elisra did not comply with the abovementioned covenants and this may have a negative effect on Elisra’s repayment ability. As a result, Elisra reclassified the loans as of December 31, 2008 to short-term liabilities. As of December 31, 2009, all Elisra’s loans to the banks were repaid. In the opinion of Elisra’s and the Company’s management, Elisra’s anticipated cash flows from operating activities and/or available sources of financing, in the twelve months following the balance sheet date, will enable Elisra to meet its current liabilities.

G.	CONTINGENT LIABILITIES AND GUARANTEES

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

On July 28, 2008, the subsidiary received an approval from the Customer for the completion of the subsidiary’s obligations in two of the abovementioned projects, the total volume of which amounts to approximately $16.4 million. On September 22, 2008, the subsidiary received confirmation from a financial institution, stating that the advance and performance guarantees issued by said institution, in the amount of $6.7 million, are null and void.

As of December 31, 2009, there are two remaining projects, the total volume of which amounts to approximately $23 million. Elisra provided the Customer advance and performance guarantees related to the abovementioned projects in the amount of approximately $5 million.

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

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2009 and 2008, the purchase commitments were $876,000 and $948,000, respectively.

I.	In order to secure bank loans and bank guarantees in the amount of $861,000 as of December 31, 2009, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

J.	A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 16(A)(4) above).

Note 19 – SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL

Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.	2000 EMPLOYEE STOCK OPTION PLAN

In 2000, Elbit Systems adopted an employee stock option plan for Company employees comprising options to purchase up to 2,500,000 ordinary shares. The exercise price approximates the market price of the shares at the grant date. The plan included an additional 2,500,000 options issuable as “phantom” share options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. The options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant or 90 days after the employee’s termination of employment with Elbit Systems or its subsidiaries.

C.	2007 STOCK OPTION PLAN

In January 2007, Elbit Systems’ shareholders approved Elbit Systems’ 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by Elbit Systems’ and certain of its subsidiaries employees, who are expected to contribute to the Company’s future growth and success. The options were allocated, subject to the required approvals, in two tracks

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

as follows: (i) Regular Options—up to 1,250,000 options exercisable into 1,250,000 shares of Elbit Systems in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options—up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of Elbit Systems’ share during 30 trading days preceding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the day the options were granted.

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

As of December 31, 2009, 110,750 Options are available for future grant under the Plan (regular and cashless).

D.	A summary of Elbit Systems’ share option activity under the plans is as follows:

	2009		2008		2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of the year	2,454,851	$33.96	2,386,826	$32.51	167,460	$16.45
Granted	58,500	50.33	135,800	56.15	2,381,300	33.27
Exercised	(619,451)	31.62	(22,675)	15.96	(53,624)	15.97
Forfeited	(35,650)	34.53	(45,100)	33.12	(108,310)	32.66

Outstanding – end of the year	1,858,250	35.24	2,454,851	$33.96	2,386,826	$32.51

Options exercisable at the end of the year	586,626	$32.55	82,951	$16.84	68,498	$16.50

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of fiscal 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on the fair market value of the Company’s stock. Aggregate intrinsic value of outstanding options as of December 31, 2009 and 2008 amounted to $55,393 and $30,740, respectively. In addition, the total

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

intrinsic value of options exercised for the year ended December 31, 2009 was $20,706. As of December 31, 2009, there was $6,714 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems’ stock option plans. That cost is expected to be recognized over a weighted average period of two years.

As of December 31, 2009, 1,851,129 options were vested and expected to be vested at a weighted average exercise price of $35.24. The weighted average remaining contractual life of exercisable options as of December 31, 2009 is approximately two years and their aggregate intrinsic value is approximately $55,190.

E.	The options outstanding as of December 31, 2009, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
$14.76 - $19.36	28,000	1.23	$17.87	28,000	$17.87

$33.10 - $63.85	1,830,250	2.25	$35.51	558,626	$33.29

Compensation expense amounting to $5,134, $5,067 and $4,778 was recognized during the years ended December 31, 2009, 2008 and 2007, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2009	2008	2007
Cost of revenues	$2,397	$2,349	$2,146
R&D and marketing expenses	1,048	897	850
General and administration expenses	1,689	1,821	1,782

	$5,134	$5,067	$4,778

F.	The weighted average exercise price and fair value of options granted during the years ended December 31, 2009, 2008 and 2007 were:

	Less than market price
	Year ended December 31,
	2009	2008	2007
Weighted average exercise price	$50.33	$56.15	$33.28
Weighted average fair value on grant date	$16.61	$13.87	$8.44

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

G.	Computation of basic and diluted net earnings per share:

	Year ended December 31, 2009			Year ended December 31, 2008			Year ended December 31, 2007
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$214,947	42,305	$5.08	$204,176	42,075	$4.85	$76,709	42,041	$1.82
Effect of dilutive securities:
Employee stock options	—	678		—	683		—	301

Diluted net earnings	$214,947	42,983	$5.00	$204,176	42,758	$4.78	76,709	42,344	$1.81

(*)	In thousands

H.	In December 2007, Elbit Systems U.S. Corp (“ESC”), a wholly-owned U.S. subsidiary of Elbit Systems, adopted a Stock Appreciation Rights Plan for Non-Employee Directors of Elbit Systems of America, LLC (the “SAR Plan”). ESC owns the shares of ESA. The purpose of the SAR Plan is to facilitate the retention of qualified and experienced persons to serve as “Non-Employee Directors” of ESA by providing them additional financial incentives. A “Non-Employee Director” is a director of ESA who is not an officer or employee of ESA, or any of its affiliated companies.

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

A SAR may only be exercised after it becomes vested. 25% of any SAR’s granted are exercisable on the first anniversary from the grant date and an additional 25% on each of the three subsequent anniversaries. The maximum term of a SAR is five years from the grant date. SAR’s do not provide any rights as a shareholder in the Stock.

SARs are considered liabilities under ASC 718 and as such compensation cost for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered) in the fair value of the SARs for each reporting period.

A summary of Elbit Systems’ SAR activity under the plan is as follows:

	2009
	Number of options	Weighted average Exercise price
Outstanding – beginning of the year	21,000	$61.42
Granted	9,000	52.16

Outstanding – end of the year	30,000	$60.74

Rights exercisable at the end of the year	5,250	$61.42

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

I.	TREASURY SHARES

Elbit Systems’ shares held by Elbit Systems and its subsidiaries are presented at cost and deducted from shareholders’ equity.

J.	DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

Note 20 – MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A. Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2009	2008	2007
Europe	$728,232	$653,043	$485,128
U.S.	813,460	907,098	702,721
Israel	627,251	474,405	408,920
Others (*)	663,494	603,725	384,992

	$2,832,437	$2,638,271	$1,981,761

(*)	Mainly Asia and South America

B.	Revenues are generated by the following areas of operations:

	Year ended December 31,
	2009	2008	2007
Airborne systems	$716,934	$634,714	$596,022
Land vehicles systems	520,044	699,485	380,958
C4ISR systems	1,058,679	844,456	581,983
Electro-optical systems	406,189	336,702	271,290
Others (*)	130,591	122,914	151,508

	$2,832,437	$2,638,271	$1,981,761

(*)	Mainly non-defense engineering and production services.

C.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2009	2008	2007
Israeli Ministry Of Defense	21%	19%	21%
U.S. Government	6%	5%	8%

D.	Long-lived assets by geographic areas:

	Year ended December 31,
	2009	2008	2007
Israel	$753,477	$707,427	$694,985
U.S.	185,134	195,752	191,822
Others	69,400	75,190	102,150

	$1,008,011	$978,369	$988,957

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 21 – RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2009	2008	2007
Total expenses	$245,812	$217,176	$155,303
Less – grants and participations	(29,060)	(32,192)	(28,308)

	$216,752	$184,984	$126,995

Note 22 – FINANCIAL EXPENSES, NET

	Year ended December 31,
	2009	2008	2007
Expenses:
Interest on long-term bank debt	$(8,723)	$(17,898)	$(21,131)
Interest on short-term bank credit and loans	(1,445)	(3,145)	(3,983)
Impairment of auction rate securities	—	(18,714)	(10,027)
Others	(12,260)	(11,345)	(6,065)

	(22,428)	(51,102)	(41,206)

Income:
Interest on cash, cash equivalents and bank deposits	3,020	9,292	10,121
Gain on marketable securities	1,292	2,480	6,143
Gain (loss) from exchange rate differences	(699)	(815)	2,479
Others	3,230	3,330	3,134

	6,843	14,287	21,877

	$(15,585)	$(36,815)	$(19,329)

Note 23 – OTHER INCOME, NET

	Year ended December 31,
	2009	2008	2007
Gain from sale of Mediguide shares (1)	$1,105	$100,031	$—
Impairment of investment (2)	—	(10,514)	—
Gain in respect of fire damages in Elisra (3)	—	4,087	—
Others	(647)	690	368

	$458	$94,294	$368

(1)	On December 22, 2008, the Company sold all of its shares in Mediguide (see Note 1(E)).

(2)	Impairment of Sandel shares during 2008 (see Note 6(C)).

(3)	On March 17, 2008, the Company recorded a gain of $4,087 as a result of the settlement agreement between Elisra and Phoenix.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 24 – RELATED PARTIES TRANSACTIONS AND BALANCES

	Year ended December 31,
	2009	2008	2007
Transactions:
Income -
Sales to affiliated companies (*)	$39,929	$20,561	$60,870
Participation in expenses	$4,217	$3,372	$8,941
Cost and expenses -
Supplies from affiliated companies (**)	$64,058	$51,703	$26,538

	December 31,
	2009	2008
Balances:
Trade receivables and other receivables (*)	$20,384	$11,527
Trade payables (**)	$20,591	$30,117

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

Note 25 – SUBSEQUENT EVENTS

In January 2010, a merger agreement was signed with Azimuth shareholders under which the Company will acquire the balance of Azimuth’s shares. In 2008, the Company purchased 19% of Azimuth’s shares. Under the agreement, the Company’s wholly owned subsidiary, Elbit Systems Security Ltd. (“Elsec”), will purchase the balance of Azimuth’s shares from Azimuth’s shareholders for a purchase price of approximately $46,500. In the event that prior to the merger Azimuth distributes a dividend in the amount of approximately $5,400, the above mentioned consideration will be reduced by approximately $4,300. Under the terms of the merger agreement an amount of approximately $3,200 of the above mentioned consideration will be held by a trustee for the purpose of indemnifying the Company in accordance with the terms of the agreement and will be distributed, in whole or in part, to the shareholders at a later date as provided in the agreement. The closing of the transaction is subject to approval by a general meeting of Azimuth’s shareholders as well as approval by the Israeli Antitrust Authority. Approval was granted by the Israeli Antitrust Authority on March 3, 2010. Azimuth is an Israeli company engaged mainly in the areas of satellite navigation systems (GPS), electro-optics and data communications, for defense, para-government and civil applications. Its systems are designed for target acquisition, fire coordination, navigation and orientation solutions, command and control as well as optical measurement systems for high accuracy. Azimuth has a subsidiary in the U.K. engaged in similar activities.

# # # # # # # #

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions (**)	Balance at End of Period
Year Ended December 31, 2009:
Provisions for Losses on Long-Term Contracts (*)	99,323	67,725	30,707	—	136,341
Provisions for Claims and Potential Contractual Penalties and Others	3,025	4,928	2,109	—	5,864
Allowance for Doubtful Accounts	5,471	2,726	312	—	7,885
Valuation Allowance on Deferred Taxes	36,282	—	1,506	—	34,776

Year Ended December 31, 2008:
Provisions for Losses on Long-Term Contracts (*)	52,601	60,552	14,257	427	99,323
Provisions for Claims and Potential Contractual Penalties and Others	9,044	537	6,556	—	3,025
Allowance for Doubtful Accounts	3,794	1,794	117	—	5,471
Valuation Allowance on Deferred Taxes	54,635	—	18,353	—	36,282

Year Ended December 31, 2007:
Provisions for Losses on Long-Term Contracts (*)	9,808	20,391	14,691	37,093	52,601
Provisions for Claims and Potential Contractual Penalties and Others	1,977	6,174	102	995	9,044
Allowance for Doubtful Accounts	3,390	534	474	344	3,794
Valuation Allowance on Deferred Taxes	24,885	4,700	—	25,050	54,635

*	An amount of $17,572, $49,537 and $60,848 as of December 31, 2007, 2008 and 2009, respectively, is presented as a deduction from inventories, and an amount of $35,029, $49,786 and $75,493, as of December 31, 2007, 2008 and 2009, respectively, is presented as part of other accrued expenses in the category of “Cost Provisions and Other.”

**	The amounts presented resulted from the Tadiran Communications’ acquisition in 2007 and the ICI acquisition in 2008.

S-1