Form 20-F
period 2010-12-31
ELBIT SYSTEMS LTD
filed 2011-03-15
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2010
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,693,340 Ordinary Shares

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

General Disclosure Standards

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

Selected Financial Data

The following selected consolidated financial data of the Company as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 are derived from our audited consolidated financial statements, including our audited consolidated financial statements as of December 31, 2009 and 2010, and for each of the years ended December 31, 2008, 2009 and 2010, which appear in Item 18 in this annual report on Form 20-F. You should read the audited consolidated financial statements appearing in Item 18 together with the selected financial data set forth below. (For non-GAAP financial data see Item 5. Operating and Financial Review and Prospects – Non-GAAP Financial Data.)

	Years Ended December 31,
	2006	2007	2008		2009	2010
	(U.S. dollars in millions except for share and per share amounts)
Income Statement Data:
Revenues	$1,523.2	$1,981.8	$2,638.3		$2,832.4	$2,670.1
Cost of revenues	1,149.7	1,454.9	1,870.9		1,982.9	1,872.2
Restructuring expenses	—	10.5	—		—	—
Gross profit	373.5	516.4	767.4		849.5	797.9
Research and development expenses, net	92.2	127.0	185.0		216.8	234.1
Marketing and selling expenses	111.9	157.4	198.2		250.9	230.0
General and administrative expenses	77.5	107.4	134.2		119.3	131.2
Acquired in-process research and development (IPR&D) and other expenses	—	16.6	1.0		—	(4.7)
Total operating expenses	281.6	408.4	518.4		587.0	590.6
Operating income	91.9	108.0	249.0		262.5	207.3
Finance expense, net	21.5	19.4	36.8		15.6	21.3
Other income/(expense), net	1.8	0.4	94.3		0.4	13.3
Income before taxes on income	72.2	89.0	306.5		247.3	199.3
Taxes on income	20.7	13.8	54.3		38.1	24.0
Equity in net losses/earnings of affiliated companies	14.7	14.5	14.4		19.3	19.3
Consolidated net income	66.2	89.7	266.6		228.5	194.6
Less: net income (losses) attributed to non-controlling interests	(6.0)	13.0	62.4		13.6	11.1
Net income attributed to Elbit Systems’ shareholders	72.2	76.7	204.2	*	214.9	183.5
Earnings per share:
Basic net earnings per share	1.75	1.82	4.85	*	5.08	4.30
Diluted net earnings per share	$1.72	$1.81	$4.78	*	$5.00	$4.25

*Including $74 million in net income ($1.73 diluted net earnings per share) from the sale of Mediguide Inc. (Mediguide) shares in 2008.

	December 31,
	2006	2007	2008	2009	2010
	(U.S. dollars in millions except for share and per share amounts)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$88	$376	$278	$280	$215
Working capital	112	177	290	392	382
Long-term deposits and marketable securities	6	42	41	44	52
Long-term trade receivables	--	--	--	17	90
Property, plant and equipment, net	295	353	384	405	504
Total assets	1,773	2,789	2,940	3,054	3,611
Long-term debt	125	431	270	389	292
Series A Notes, net of current maturities	--	--	--	--	273
Capital stock	301	307	300	284	294
Elbit Systems shareholders’ equity	493	536	724	833	967
Non-controlling interests	7	20	76	24	39
Total equity	500	556	800	857	1,005
Number of outstanding ordinary shares of NIS 1 par value (in thousands)	42,017	42,060	42,079	42,531	42,693
Dividends paid per ordinary share with respect to the applicable year	$0.61	$0.67	$1.42	$1.82	$1.44

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

The current worldwide economic and financial situation as well as possible reductions in U.S. defense expenditures may have a material adverse effect on our results. Over the past few years many of the world’s economies and financial institutions have experienced a reduction in economic activity, a decline in asset prices, liquidity problems and limited availability of credit. Also, statements by U.S. government officials indicate that overall U.S. defense spending may decrease. Such factors may result in a reduction in demand and downward pressure on pricing in some or all of our markets, which could adversely affect our business, results of operations and financial condition. The economic and financial situation may: (i) cause the value of our investments in our pension plans to decrease, requiring us to increase our funding of those pension plans; (ii) result in a lower return and value on our assets; (iii) increase the cost or hinder our ability to finance future projects; and (iv) negatively impact our customers, which in turn could negatively impact our ability to collect accounts receivable.

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

As a government contractor, we are subject to a number of procurement rules and regulations. We are required to comply with specific procurement rules and regulations, including those relating to cost accounting, anti-bribery, procurement integrity and others, which increase our performance and compliance costs. (See Item 4. Information on the Company – Governmental Regulation.) If these rules and regulations change, our costs of complying with them could increase and reduce our margins. In addition, failure to comply with these rules and regulations could result in reductions of the value of contracts, contract modifications or termination, and the assessment of penalties and fines, which could negatively impact our results of operations and financial condition. Failure to comply with these rules and regulations could also lead to suspension or debarment from government contracting or subcontracting for a period of time, which could have a negative impact on our results of operations, financial condition and reputation.

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

We have risks related to our pension plans, which could impact our liquidity. Funding obligations for certain of our pension plans are impacted by the performance of the financial markets and interest rates. When interest rates are low, or if the financial markets do not provide long-term returns as expected, there is an increased likelihood we may be required to make additional contributions to these pension plans. Because of the volatility in the equity markets, our estimate of future contribution requirements can change dramatically in relatively short periods of time. (See Item 18. Financial Statements – Notes 2(T) and 17.)

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

We operate in a competitive industry. The markets in which we participate are highly competitive and characterized by technological change. If we are unable to improve existing systems and products and develop new systems and technologies in order to meet evolving customer demands, our business could be adversely affected. In addition, our competitors could introduce new products with innovative capabilities, which could adversely affect our business. We compete with many large and mid-tier defense contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are larger and have greater resources than us, and therefore may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs.

 Due to significant consolidation in our industry, we are more likely to compete with certain potential customers. As the number of companies in the defense industry has decreased in recent years, the market share of some prime contractors has increased. Some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas. Thus, at times we could be seeking business from certain of these prime contractors, while at other times we could be in competition with some of them. Failure to maintain good business relations with these major contractors could negatively impact our future business.

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

To remain competitive in the future, we believe we will need to invest significant financial resources to develop new, and adapt or modify our existing, offerings and technologies, including through internal research and development, acquisitions and joint ventures or other teaming arrangements. In addition, our customers more frequently require demonstration of working prototypes prior to awarding contracts for new programs.  Expenditures for new, adapted or modified offerings and technologies and for production of prototypes could divert our attention and resources from other projects and may not ultimately lead to the timely development of new offerings and technologies or new contracts. Due to the design complexity of our products, we may experience delays in completing the development and introduction of new products. Any delays could result in increased costs and development, deflect resources from other projects or increase the risk that our competitors may develop competing technologies, which gain market acceptance in advance of our products. If we fail in our new product development efforts, or our products or services fail to achieve market acceptance more rapidly than our competitors, our ability to procure new contracts could be negatively impacted, which would negatively impact our results of operations and financial condition.

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

We face acquisition and integration risks. We have made in the past and plan to continue to make acquisitions and investments in companies and technology ventures that we believe complement our business. (See Item 4. Information on the Company – Recent Acquisitions.) Acquisitions typically involve a certain amount of risks and uncertainties such as:

•
the difficulty in integrating newly-acquired businesses and operations in an efficient and cost-effective manner and the risk that we encounter significant unanticipated costs or other problems associated with integration;

•
failure to meet the challenges of achieving strategic objectives, cost savings and other benefits expected from acquisitions could lead to impairment of intangible assets related to the acquired companies;

•	the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets;

•
the risk that we assume significant liabilities that exceed the enforceability or other limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for regulatory compliance issues that may result in our incurring successor liability;

•	the potential loss of key employees of the acquired businesses;

•	the risk of diverting the attention of senior management from our existing operations; and

•	the risk that certain of our newly acquired operating subsidiaries in various countries could be subject to more restrictive regulations by the local authorities after our acquisition.

    Our acquisitions are subject to governmental approvals. Most countries require local governmental approval of acquisitions of domestic defense businesses, which approval may be denied, or unfavorable conditions imposed,  if the local government determines the acquisition is not in its national interest. We may also be unable to obtain antitrust approvals for certain acquisitions as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

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

We have risks related to our issuance of Series A Notes under an Israeli debt offering.  We face various risks relating to our issuance of Series A Notes (the Notes).  (See Items 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Israeli Debt Offering.) The risks we face include our ability to generate sufficient cash flow to make payments on the Notes. In addition, the "Aa1" (on a local scale) rating assigned with respect to the Notes may not be maintained.

We have risks related to the inherent limitations of internal control systems. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons by collusion of two or more persons or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and any design may fail to achieve its stated goals, under some or all future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. (See Item 15. Controls and Procedures.)

Risks Related to Our Israeli Operations

Conditions in Israel may affect our operations. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. For a number of years there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis has been in control of the Gaza Strip for the past several years. These developments have further strained relations between Israel and the Palestinians. Israel also faces threats from Hezbollah militants in Lebanon and other potential threats from neighboring countries, some of whom have recently undergone significant political changes.  These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

Changes in the U.S. dollar – NIS exchange rate. The exchange rate between the NIS and the U.S. dollar has fluctuated in recent years. For example, at the end of 2008, 2009 and 2010, the NIS/U.S. dollar exchange rate was 3.802, 3.775 and 3.549 respectively. This represented a strengthening of the NIS against the U.S. dollar of approximately 1% in 2009 and approximately 6% in 2010. During 2010, the NIS/U.S. dollar exchange rate fluctuated significantly. For example, at the end of each of the fiscal quarters of 2010, the exchange rate of the NIS against the U.S. dollar was 3.713, 3.875, 3.665 and 3.549, respectively. During the first two months of 2011, the U.S. dollar strengthened against the NIS by approximately 2% and the NIS/U.S. dollar exchange rate as of February 28, 2011 was 3.622. While most of our sales and expenses are denominated in U.S. dollars, a significant portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, if we do not hedge our position in NIS, a change in the value of the NIS compared to the dollar, which over the past year has undergone numerous fluctuations, could affect our research and development expenses, manufacturing labor costs and general and administrative expenses. (See Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates – Inflation and Currency Exchange Rates.)

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

Our major activities include:

•	military aircraft and helicopter systems;

•	helmet mounted systems;

•	commercial aviation systems and aerostructures;

•	unmanned aircraft systems;

•	naval systems;

•	land vehicle systems;

•	command, control, communications, computer and intelligence (C4I) systems;

•	electro-optic and countermeasures systems;

•	homeland security systems;

•	EW and signal intelligence systems; and

•	various commercial activities.

Many of these major activities have a number of common and related elements. Therefore, we often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these areas of activities.

Principal Market Environment

We operate primarily in the defense and homeland security arenas. The nature of military actions in recent years, including low intensity conflicts and ongoing terrorist activities, has caused a shift in the defense priorities for many of our major customers. As a result we believe there is a greater demand in the areas of C4I, as well as intelligence, surveillance and reconnaissance (ISR), including network centric information systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems (UAS), unmanned ground vehicles (UGVs), unmanned surface vessels (USVs), remote controlled systems, space and satellite based defense capabilities and homeland security applications. There is also a growing demand for cost effective logistic support and training and simulation services. We believe our systems, products and capabilities position us to meet evolving customer requirements in several of these areas.

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

Revenues

The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
	(U.S. dollars in millions)
Airborne systems:	$635	$693	$791
Land systems:	699	450	363
C4ISR systems:	844	1,169	1,019
Electro-optic systems:	337	406	369
Other (mainly non-defense engineering and production services):	123	114	128
Total:	$2,638	$2,832	$2,670

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
Israel	18%	22%	24%
United States	34%	29%	32%
Europe	25%	26%	20%
Others	23%	23%	24%

Subsidiary Organizational Structure

Our beneficial ownership interest in our primary subsidiaries and investees is set forth below. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

Elbit Systems Ltd.
100%
Elbit Systems
Electro-Optics Elop
EUROPE
100%
Elbit Systems of America
100%
Elbit Security
Systems
USA
ISRAEL
ASIA/OCEANA
100%
McLean Operations
(ICI)
100%
Elbit Systems Land and
C4I
100%
Elbit Systems
Cyclone
100%*
Elisra
100%
Kinetics
50%
SCD
50%
Opgal
100%
Ferranti
(United Kingdom)
100%
UEL
(United Kingdom)
100%
European
Subsidiary
(Belgium)

100%
Elbit Sisteme
(Romania)
100%
Telefunken
(Germany)
51%
U-TacS
(United Kingdom)
100%
Elbit Systems of Korea
(Korea)
26%
HALBIT
(India)
SOUTH AMERICA
100%
AEL
(Brazil)
100%
Fort Worth Operations
(EFW)
100%
Merrimack Operations
(Kollsman)
100%
Talladega Operations
(IEI)
100%
Tallahassee Operations
(Talla-Com)
50%
UAS Dynamics
100%
European Subsidiary
(Austria)
100%
Soltam
100%
Azimuth
100%
ITL Optronics
100%
ARES/Periscopio
(Brazil)
100%
Elbit Systems of
Australia
(Australia)
100%
Boca Raton
Operations (RTL)
100%
San Antonio
Operations (M7)
50%
Vision Systems
International
* Agreement reached in February 2011 to increase holdings in Elisra from 70% to 100%.

The following is a general description of our principal subsidiaries.

U.S. Subsidiaries

Elbit Systems of America

We conduct most of our U.S. business through Elbit Systems of America, LLC (Elbit Systems of America), a Delaware limited liability company, and its wholly-owned subsidiaries including: EFW Inc. (EFW), Kollsman, Inc. (Kollsman), International Enterprises, Inc. (IEI), Innovative Concepts, Inc. (ICI), M7 Aerospace LP (M7), Talla-Com, Tallahassee Communications Industries, Inc. (Talla-Com) and Real-Time Laboratories, LLC (RTL). These are in addition to Elbit Systems of America’s 50% ownership in Vision Systems International, LLC and in UAS Dynamics, LLC as described below. We hold our 100% interest in Elbit Systems of America through an intermediate Delaware holding companies. Elbit Systems of America provides products and system solutions focusing on U.S. military, commercial aviation, homeland  security and  medical  instrumentation  customers. Elbit Systems of America is organized along a number of main business lines operating out of several primary operational  facilities. The business lines include Airborne  Solutions, Land and C4I Solutions, Sensor and Electro-Optics Solutions, Services and Support Solutions, Commercial Aviation – Kollsman and Medical Instruments – KMC Systems. Elbit Systems of America’s main operation centers include its facilities in Fort Worth, Texas; San Antonio, Texas; Merrimack, New Hampshire; Tallahassee, Florida; Boca Raton, Florida; Talladega, Alabama and McLean, Virginia.

In December 2010,  ESA acquired M7, a company based in San Antonio, Texas, engaged in the areas of aerostructures, manufacturing, logistic support services, maintenance, repair and overhaul and supply chain management. (See below “Recent Acquisitions – M7.”) M7 operates as part of Elbit Systems of America’s Services and Support Solutions business unit.  In January 2011, we transferred ownership of RTL to Elbit Systems of America.  RTL, based in Boca Raton, Florida, and with an additional manufacturing facility in Choctaw, Mississippi, had previously been a subsidiary of Kinetics. RTL is engaged in the areas of life support systems, auxiliary power units and hydraulic systems for ground vehicles and is operating as part of Elbit Systems of America’s Land and C4I Solutions business unit.  During 2010, the Tallahassee, Florida operations began consolidation into Elbit Systems of America’s operations in McLean, Virginia and Fort Worth, Texas, which process is expected to be completed during 2011.

Elbit Systems of America acts as a contractor for U.S. Foreign Military Financing (FMF) and Foreign Military Sales (FMS) programs. (See below “Governmental Regulations – Foreign Military Financing.”) Each of Elbit Systems of America’s major operational facilities has engineering and manufacturing capabilities. Elbit Systems of America’s facilities in Alabama and Texas have significant maintenance and repair capabilities. (See below “Manufacturing” and “Customer Satisfaction and Quality Assurance.”)

Elbit Systems of America, Elbit Systems and intermediate Delaware holding company subsidiaries are parties to a Special Security Agreement (SSA) with the DoD. The SSA provides the framework for controls and procedures to protect classified information and export controlled data. The SSA allows the Elbit Systems of America companies to participate in classified U.S. government programs even though, due to their ownership by Elbit Systems, the Elbit Systems of America companies are considered under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of Elbit Systems of America’s board of directors was permanently established to supervise and monitor compliance with Elbit Systems of America’s export control and national security requirements. The SSA also requires Elbit Systems of America’s board of directors to include outside directors who have no other affiliation with the Company. Elbit Systems of America’s board of directors also contains officers of Elbit Systems of America and up to two inside directors, who have other affiliations with the Company. The SSA requires outside directors and officers of the Elbit Systems of America companies who are directors, and certain other senior officers, to be U.S. resident citizens and eligible for DOD personal security clearances.

VSI. Vision Systems International LLC (VSI) is a California limited liability company based in San Jose, California. Elbit Systems of America and Rockwell Collins Inc. (Rockwell Collins) each own 50% of VSI. VSI acts on a world-wide basis on behalf of Rockwell Collins and Elbit Systems/ Elbit Systems of America in the area of helmet mounted display systems for fixed-wing military and paramilitary aircraft. VSI performs marketing, project management, contract administration and systems engineering. Elbit Systems, Elbit Systems of America and Rockwell Collins each have provided VSI with licenses to use their helmet mounted display technologies. In general, VSI subcontracts product development and production to its owners on an approximately equal basis. Each owner has equal representation in VSI’s management.

UAS Dynamics. UAS Dynamics, LLC (UAS Dynamics) is a Delaware limited liability company based in Charlotte, North Carolina, with operations in Fort Worth, Texas. Elbit Systems of America and GDATP Holdings, Inc. each own 50% of UAS Dynamics, which was established to market, design, manufacture and supply UAS solutions to customers in the U.S. market. Elbit Systems and General Dynamics Armament and Technical Products, Inc. (the corporate parent of GDATP Holdings, Inc.) each have licensed to UAS Dynamics certain technology in support of the unmanned aircraft vehicle business. Each owner has equal representation on the board of directors and in UAS Dynamics’  management.

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

ESLC. Elbit Systems Land and C4I  Ltd. (ESLC) (formerly Elbit Systems Land and C4I – Tadiran Ltd.) is a wholly-owned Israeli subsidiary, with headquarters in Netanya, Israel.  ESLC is engaged in the worldwide market for land-based systems and products for military vehicles, C4I systems and communications systems and equipment.

Elisra. Elisra Electronic Systems Ltd. (Elisra) is an Israeli company located in Bnei Brak and Holon, Israel, that was owned 70% by Elbit Systems as of December 31, 2010.  In February 2011, an agreement was reached under which Elbit Systems will acquire the remaining 30% of Elisra’s shares from Elta Systems Ltd., a subsidiary of Israel Aerospace Industries Ltd. (IAI). (See below “Recent Acquisitions – Elisra.”) Elisra has two principal wholly-owned Israeli subsidiaries – Tadiran Electronic Systems Ltd. (Tadiran Systems) and Tadiran Spectralink Ltd. (Tadiran Spectralink), each located in Holon, Israel. Elisra and its subsidiaries provide a wide range of EW, signal intelligence (SIGINT), infrared (IR) passive warning systems and C4ISR technological solutions.

Cyclone. Elbit Systems – Cyclone Ltd. (Cyclone) is a wholly-owned Israeli subsidiary of Elbit Systems. Located near Karmiel, Israel, Cyclone designs and produces composite and metal aerostructure parts for civil and military aircraft and performs maintenance, integration and installation engineering for aircraft and helicopters. Cyclone also manufactures weapons pylons and external fuel tanks for fighter aircraft. Both directly and through our wholly-owned subsidiary Snunit Aviation Services Ltd., Cyclone supplies maintenance and operation services for fixed-wing aircraft and helicopter fleets.

ELSEC. Elbit Security Systems Ltd. (ELSEC) is a wholly-owned Israeli subsidiary of Elbit Systems. Located in Sderot, Israel, ELSEC operates mainly in the fields of homeland security, electro-optic surveillance systems, E-fences, border and coastal integrated security systems, aviation security systems, airport security systems, other transportation security systems and strategic perimeter sites security.

Azimuth. Azimuth Technologies Ltd. (Azimuth) is a wholly-owned Israeli subsidiary acquired in full in  May 2010.  (See below “Recent Acquisitions - Azimuth.”)  Located in Rehovot, Israel, Azimuth is engaged in the area of navigation and target acquisition, fire coordination,  north finding systems as well as electro-optics for defense and government solutions.

Kinetics. Kinetics Ltd. (Kinetics), based in Airport City, Israel, is a wholly-owned Israeli subsidiary. Kinetics develops technologies, systems and products in the field of advanced life support and environmental controls, such as climate control systems and nuclear, biological and chemical protection systems for combat vehicles. Also, Kinetics develops and manufactures other products for land vehicles, such as hydraulic, fuel, braking and suspension systems, an auxiliary power unit for land vehicle power pack systems and hydraulic systems for aircraft.

Soltam. Soltam Systems Ltd. (Soltam) is a wholly-owned Israeli subsidiary, acquired in full in October 2010.  (See below “Recent Acquisitions – Mikal Subsidiaries.”)  Soltam, located in Yokneam, Israel, is engaged in the area of artillery and mortar systems.

ITL Optronics. ITL Optronics Ltd. (ITL Optronics) is a wholly-owned Israeli subsidiary, in which an 88% interest was acquired in October 2010 and the remaining 12% interest in February 2011.  See below “Recent  Acquisitions – Mikal Subsidiaries.”)  ITL is engaged in the area of optronic systems.  Through a U.S. subsidiary, ITL holds a 55% interest in Fraser-Volpe LLC, a company based in Warminster, Pennsylvania, engaged, in the area  of stabilized fire control and optical viewing systems.

SCD. Semi-Conductor Devices (SCD) is an Israeli registered partnership equally owned by Elbit Systems and Rafael Advanced Defense Systems Ltd. (Rafael). Located in Leshem, Israel, SCD develops and manufactures cooled and uncooled IR detectors for thermal imaging equipment and laser diodes used in defense and commercial applications.

Opgal. Opgal – Optronics Industries Ltd. (Opgal) is an Israeli company owned 50.1% by Elbit Systems and 49.9% by Rafael. Located in Karmiel, Israel, Opgal provides commercial applications of thermal imaging and electro-optic technologies, including an enhanced vision sensor designed to assist in landing aircraft under limited visibility and harsh weather conditions and thermal imaging cameras and systems for surveillance, industrial, medical and fire fighting applications. Opgal also produces IR subassemblies for forward-looking infrared (FLIR) sensors for defense applications.

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

AEL Sistemas S.A. (formerly Aeroeletronica Ltda.) (AEL) is a wholly-owned Brazilian subsidiary. AEL, located in Porto Alegre, Brazil, performs engineering, manufacturing and logistic support activities for defense and commercial applications.

Ares. Ares Aerospacial e Defesa S.A. (Ares) is a wholly-owned Brazilian subsidiary acquired in December 2010.  (See below “Recent Acquisitions – Ares/Periscopio.”) Ares is located  near Rio de Janeiro and is engaged in the area of defense electronic systems for the Brazilian military and other customers.

Elbit Systems of Australia. Elbit Systems of Australia Pty Ltd. (Elbit Systems of Australia) is a wholly-owned subsidiary established in May 2010.  Located in Melbourne, Australia, it is engaged in defense electronic systems for the Australian armed forces and other customers.

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

Recent Acquisitions

During 2010 and the beginning of 2011, we continued to expand our capabilities through acquisitions.

Elisra. In February 2011, Elbit Systems reached an agreement with Elta Systems Ltd. (Elta) to acquire the 30% of Elisra’s shares that are not held by Elbit Systems.  The amount to be paid by Elbit Systems for the 30% of Elisra’s shares is $67.5 million, and the transaction will be completed following the parties’ receipt of any necessary third party approvals.  Following the acquisition, Elisra will be a wholly-owned subsidiary of Elbit Systems.

Pearls of Wisdom. In January 2011,  Elbit Systems entered into an agreement to invest an amount of approximately $18 million in the Israeli company Pearls of Wisdom Advanced Technologies Ltd. (Pearls of Wisdom).  The investment will be made in several stages over several years, according to a schedule and plan agreed by Elbit Systems and the other investors.  As of December 31, 2010, Elbit Systems held less than 50% of Pearls of Wisdom’s shares, and Elbit Systems’ holdings in Pearls of Wisdom will increase gradually to 90%. Pearls of Wisdom develops micro-systems for intelligence gathering, enabling terrain dominance. (See Item 18. Financial Statements – Note 2(K).)

Ares/Periscopio.  In December 2010, Elbit Systems acquired the Brazilian companies Ares and Periscopio Equipamentos Optronicos S.A. (Periscopio).  The acquisition was accomplished in a series of transactions totaling approximately $35 million. Located near Rio de Janeiro, Ares and Periscopio are involved in the area of defense electronic systems and supply a range of products to the Brazilian military as well to additional markets in South America. (See Item 18. Financial Statements – Note 1(D)(3).)

M7.  In December 2010, Elbit Systems of America acquired M7 for $85 million.  Located in San Antonio, Texas, M7 is an integrated service company, offering  aviation services in the areas of aerostructures manufacturing, government logistics support services, maintenance, repair and overhaul, engineering services, aircraft parts and support, supply chain management and purchasing.  M7 is engaged in avionics upgrades, special mission modifications, reset programs and airframe modification and repair for numerous aircraft platforms operated by both commercial and military customers. (See Item 18. Financial Statements – Note 1(D)(4).)

Mikal Subsidiaries. In October 2010, Elbit Systems acquired all the shares of the Israeli companies Soltam, Saymar Ltd. (Saymar) and ITL Optronics that were held by Mikal Ltd. (Mikal) and Mikal’s subsidiaries. As a result of the acquisition, Elbit Systems obtained a 100% interest in Soltam and Saymar and an 87.85% interest in ITL Optronics. The balance of  ITL Optronics' shares were traded on the TASE and held by the public. Simultaneously with the completion of the acquisition, Elbit Systems sold its  holdings in Mikal (approximately 19%) to the other Mikal shareholders. The consideration paid by Elbit Systems for the acquisition of the three companies from Mikal was approximately $87 million.  The consideration paid to Elbit Systems for its 19% holding in of Mikal’s shares was $18 million.  In addition, the acquisition agreement contains a provision for possible future payments to Mikal subject to the acquired subsidairies achieving certain business goals.  Approximately $26 million of the purchase price payable by Elbit Systems for the acquisition was placed in escrow with respect to various matters pursuant to the purchase agreement. Soltam is engaged in the area of artillery and mortar systems, Saymar is engaged in the area of armored fighting vehicles and ITL Optronics is engaged in the area of optronics.  In February 2011, in a cash tender offer in Israel, Elsec acquired the balance of ITL Optronics’ shares that were held by the public for a total consideration of approximately $5.9 million. (See Item 18. Financial Statements – Note 1(D)(2).)

Azimuth. In May 2010, Elbit System completed the acquisition of the balance of shares in Azimuth pursuant to the merger agreement signed by Azimuth and Elsec in January 2010.  This was further to Elbit Systems' purchase in 2008 of 19% of Azimuth's shares. The purchase price for the balance of Azimuth's shares acquired in May 2010,  following certain adjustments made in accordance with the merger agreement, was  approximately $41.5 million.  Azimuth is an Israeli company engaged mainly in the areas of satellite navigation systems (GPS), electro-optics and data communications, for defense and para-government applications. Its systems are designed for target acquisition, fire coordination, navigation and orientation solutions, command and control as well as optical measurement systems for high accuracy. Azimuth’s U.K. subsidiary  is engaged in similar activities. (See Item 18. Financial Statements – Note 1(D)(1).)

Current Business Operations

We generally operate and manage the major activities described below in an interrelated manner and on a project-oriented basis.  This means that contracts are frequently performed by more than one operating subsidiary or division within the Company, on the basis of the multiple skills and available resources that may be needed or appropriate for the contract.  Thus, the involvement of an operating subsidiary or division in the performance of a contract is not a function of management’s review for purposes of allocation of resources within the Company.

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

Our airborne systems provide a range of solutions from a single sensor to an entire cockpit avionics suite. We integrate our systems on fixed and rotary-wing, eastern and western, new and mature aircraft. As a world leader in aircraft and helicopter upgrade programs, we integrate advanced weapon, communication, navigation, electro-optic and EW systems, providing advanced net-centric capabilities for fast, precise missions. Our upgrade programs support greater fleet availability, allowing fewer aircraft to perform more missions. We support life cycle extension of our customers’ fleets. We supply logistic support services for airborne platforms, including repair and maintenance centers, training and spare parts. In 2010, we enhanced our capabilities in the logistic support and aircraft modification areas through Elbit Systems of America’s acquisition of M7.  (See above “Recent Acquisitions – M7.”) Elbit Systems, Elbit Systems of America, Elop, Elisra, Cyclone, Ferranti, AEL and certain other of our subsidiaries are engaged in our military aircraft and helicopter systems activities.

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

Electro-Optic Systems. Our airborne electro-optic systems include direct infrared countermeasures (DIRCM) systems, head-up displays, laser range-finders and laser designators, FLIR systems, laser obstacle ranging & display systems such as SWORD, payloads such as the CoMPASS™ family, countermeasures systems and aerial reconnaissance systems such as the CONDOR® long-range oblique photography system and the CONDOR® TAC system for vertical photographs.

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

Trainers and Simulators. Our products and training solutions are delivered to all military branches, including air force, army, navy and homeland security forces worldwide.  Our products and training solutions include a variety of simulators, complete training centers for tactical, virtual, appended and embedded training, full mission trainers, partial task trainers and computer-based trainers.  We also supply air defense simulators, naval embedded and tactical trainers and ACMI pods.

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

The customers and end users for our military fixed-wing aircraft and helicopters programs include the Israeli Air Force (IAF), the U.S. Air Force (USAF), the U.S. Navy (USN), the U.S. Army, the U.S. Marine Corps (USMC), the U.S. Coast Guard, air forces and other branches of the armed forces of the North American Treaty Organization (NATO) member governments and/or European Union (EU) member governments as well as of other governments around the world. Our customers also include major fixed-wing aircraft and helicopter manufacturers such as Lockheed Martin Inc. (Lockheed Martin), the Boeing Company (Boeing), Raytheon Company (Raytheon), Embraer S.A. (Embraer), European Aerospace Defense and Space Company (EADS), EADS – CASA, Alenia Aermacchi S.p.A. (Aermacchi), Dassault Aviation S.A., Eurocopter S.A. (Eurocopter), BAE Systems Ltd., Grob Aircraft AG, Hindustan Aeronautics Limited (HAL), Bell Helicopters Textron Inc. (Bell Helicopters), Sikorsky Aircraft Company (Sikorsky) and Agusta S.p.A. (Agusta), among others.

Our upgrade programs for fixed-wing fighter, trainer and transport aircraft include those for aircraft such as the F-4, F-5, T-38, AL-X Super Tucano, AMX, AT-63 Pampa, MiG-21, SU-25, L-39, IAR 99, Grob 120-TP, C-95 and C-130.

Our helicopter upgrade programs include those for helicopters such as the Puma 330, CH-53, UH-60, AH-1, AS-365, Mi-8, Mi-17 and Mi-24.

We also supply on a stand-alone basis advanced avionics systems such as mission computers, displays, moving maps, digital video recorders, tactical data links and operational flight protocol software for fixed-wing aircraft such as the F-15 Eagle, F-16, F-18 Hornet/Super Hornet, T-38, C-130 Hercules and T-45. In addition, we supply advanced avionics systems such as mission computers, displays, moving maps, digital video recorders, tactical data links and operational flight protocol software for helicopters such as the UH-60 Black Hawk, AH-1 Cobra, AH-64 Apache, CH-47 Chinook, CH-48, CH-53 Stallion, OH-58 Kiowa, Mi-17, Mi-24 and KMH, as well as the V-22 Osprey tilt rotocraft.

For more than two decades we have supplied numerous systems, products and support services for Lockheed Martin’s F-16 aircraft. This includes mission computers, display systems, stores management systems, commercial data entity electronic units, digital video recorders, data link hardware and software, head-up displays, helmet mounted systems, structural assemblies and simulators.

In the area of airborne electro-optic systems, we supply head-up displays for fixed-wing fighter and trainer aircraft such as the F-4, F-5, F-16, T-38, C-17, MiG-21, MiG-27, SU-30, A-4, AL-X, AMX, AT-63 Pampa, IAR-99, Jaguar KO-I, L-39, M-346 and Mirage. We also supply laser designators, laser range-finders and electro-optic pods for helicopters such as the Apache, Super Cobra, AH-Z, Sea King, Cheetah, Mi-17, Mi-24 and Tiger, as well as the USN Nite Hawk pod.

We supply airborne reconnaissance systems for F-16 aircraft of the IAF, the Republic of Korea Air Force and others. We supply a combined airborne imagery intelligence (IMINT) system to the Turkish Air Force, containing our CONDOR® 2 and CONDOR® TAC long-range oblique and vertical photography systems.

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

Our airborne, training and simulators programs include aircraft flight training solutions and operation of training aircraft for both fixed-wing trainers and helicopters under private financing initiative (PFI) and “power by the hour” (PBH) arrangements for the IAF Flight School and maintenance for Israel Police helicopters. In 2010, our PFI contract with the IMOD for the operation of the IAF’s Snunit Trainer Aircraft program was extended for an additional 10-year period.  Also in 2010, we received a contract from an Asian air force to supply EHUD Air Combat Maneuvering Instrumentation (ACMI) systems for real-time autonomous air-to-air and air-to-ground combat training and debriefing.

In coordination with Lockheed Martin, we supply the avionics simulation system, cockpit and visual system for the IAF’s F-16I aircrew flight and system trainer. We were selected by the IMOD to supply a mission training center for IAF F-16 pilots. We are also supplying the IAF with a simulator for the B-200. We are supplying Boeing with the Virtual Mission Training system for the USN’s T-45 Goshhawk aircraft. We also supply simulators for fixed-wing aircraft such as the F-16A, F-16C/D, AL-X, F-4E, F-5, Mig-21, IAR 99 and Mirage 2000, as well as helicopters such as the Puma, Mi-8, Mi-24 and Sea King. We also supply Israel Defense Forces (IDF) ground forces with a tactical battle group trainer as well as tank appended trainers. In addition, we are supplying the IDF’s Home Front Command with a crises management simulator.

Our logistic support services programs for fixed-wing aircraft and helicopters include repair and maintenance services and supply of spare parts for a range of air forces. Part of these services are performed as contractor logistic support (CLS) projects and performance based logistics (PBL). We  operate and maintain the IAF’s Effroni trainer aircraft. We also perform maintenance support activities for numerous products such as jammers, radar, 20 mm cannon and others. In February 2011, the IMOD announced that Elbit Systems’ proposal was selected in response to the IMOD’s solicitation to provide airborne fire fighting services to the Israeli government, including procurement of aircraft, pilots services, maintenance and on-call fire fighting support.

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

In the fighter aircraft area we supply various versions of our DASH systems for the IAF’s F-15I and F-16(C, D and I) aircraft as well as for other air forces around the world.

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

In the trainer aircraft area we are supplying TARGO™ for the M-346 Advanced Trainer.

In the helicopter area we have supplied more than 5,000 operational ANVIS/HUD® systems for the U.S. Army, other U.S. Armed Forces programs, the IAF and customers in Korea, Australia, Canada and the U.K., among others. We also supply IHADSS to the U.S. Army for Apache helicopters, and in March 2011 Elbit Systems of America was awarded a follow-on spares order from the U.S. Army for IHADSS.  We also supply IHADSS to other users of Apache helicopters as well as Agusta 129 helicopters. Elbit Systems of America supplies a Helmet Display and Tracking System for the weapon system of the USMC AH-1W helicopters. In 2010, our Jedeye™ advanced high resolution wide field-of-view HMD conducted its first flight test and was evaluated in the Boeing Mesa Apache Block III simulator.

Commercial Aviation Systems and Aerostructures

Overview

Leveraging our core competencies in airborne defense systems, as well as our legacy strengths in commercial aviation, we provide a range of systems and products for the commercial and business aviation market. These activities mainly include vision-based cockpit concept systems, other avionics systems, electrical systems, pressurization systems and aero structure products.

Our commercial aviation experience extends over 80 years, with Elbit Systems of America’s Commercial Aviation Solutions – Kollsman business unit’s continuation of Paul Kollsman’s legacy altimeter products. Our activities in commercial avionics has evolved in recent years and covers a wide range of cockpit displays, head-up displays and other avionics systems including complete glass-cockpit integrated avionics suites. We are a world leader in the area of advanced enhanced vision systems (EVS), achieving the world’s first U.S. Federal Aviation Administration (FAA)-certified EVS. In January 2011, we sold our 20% interest in Sandel Avionics Inc., which is engaged in activities in the general aviation market.

Our commercial avionics systems are employed on fixed-wing aircraft such as the Gulfstream 150, 200, 300, 350, 400, 450, 500 and 550, the MD-10 and MD-11, the Airbus A300 and A310, the Cessna CJ 1, 2, 3 and 4 Bravo, XLS, Citation Mustang, ENCORE, Hawker Beechcraft 400XP and 800XP and King Air series, as well as on helicopters such as the EC-225 and EC-725. Our aerostructure products are installed on a number of commercial aircraft. Elbit Systems, Elbit Systems of America, Elop, Opgal, Kinetics and other of our subsidiaries are involved in our commercial avionics systems and products activities, and Cyclone produces our aerostructure products.

Systems Portfolio

Vision-based Cockpit Systems. Our commercial aviation product line includes the Vision Based Cockpit™ concept, incorporating our Enhanced Vision System (EVS II) and our General Aviation – Vision System (GAViSTM ). EVS II improves an aircraft’s capability to execute precision approaches and safely land in bad weather and reduced visibility conditions. GAViS™ is an IR-based vision system that mounts like an antenna for general aviation aircraft to provide greater situation awareness at night and in other low visibility conditions. We also have developed Clear Vision multi-spectral visions systems that provide a spectral solution that enhances visibility in adverse weather conditions.  Our commercial aviation products provide critical information to pilots including a family of advanced head-up displays such as the Advanced Technology Head-Up Display (AT-HUD) and the Micro-ViS head-up display system.

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

Aerostructure Products. Our aerostructure parts include pressurized and non-pressurized doors, composite beams and composite landing gear doors, thrust reverse blocker doors, fan cowl doors and winglets for commercial aircraft such as the Boeing 737, Boeing 787, SSJ-100 and HBC King Air 350, as well as aerostructures for UAS.

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

We manufacture aerostructure parts based on metal and composite technologies for several types of commercial aircraft, including the Airbus 340 and the Boeing 737, 747, 767 and “Dreamliner” 787 passenger jets. This includes a multi-year contract with Spirit Aero Systems to supply entrance and cargo doors for commercial aircraft.

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

Our UAS activities are carried out by Elbit Systems, U-TacS, Elbit Systems of America, UAS Dynamics, UAV Engines Ltd., AEL, Tadiran Spectralink, Elop, Cyclone and certain other of our subsidiaries.

Systems Portfolio

Our UAS encompass comprehensive systems, including the air frames, air vehicle payloads, data link, ground control system, ground support equipment and training systems.

Hermes® UAS Family. As part of our intelligence, surveillance, target acquisition and reconnaissance (ISTAR) solutions, we developed our Hermes® family of tactical UAS. Hermes® 450 (in various configurations) is a leader in the field of tactical long endurance UAS supporting ISTAR missions. It is the basis for the WK 450 UAS being supplied under the Watchkeeper Program (see below “Programs”). Hermes® 450 has accumulated more than 170,000 flight hours. Hermes® 900 is a tactical medium altitude long endurance (MALE) UAS designed to extend the Hermes® 450 capabilities with full compatibility in mission and support infrastructures.  Hermes® 900 and Hermes® 450 use the same ground segment and have a high level of commonality in their systems  Hermes® 90 is a tactical short-range UAS designed for long-endurance point-launch ISR missions.

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

Our largest UAS program is the U.K. Ministry of Defence’s (UK MOD) Watchkeeper program. In 2005, U-TacS was awarded a contract by Thales U.K. Ltd., the prime contractor to the UK MOD for the program. U-TacS’ Watchkeeper backlog as of December 31, 2010 was approximately $277 million, to be performed mainly through 2013. The Watchkeeper program is providing the U.K. Armed Forces with ISTAR capability and is a key component of the U.K.’s Network Enabled Capability. U-TacS is supplying the Watchkeeper Subsystem comprised of the dual payload WK 450 UAS (based on the Hermes® 450) carrying our DCoMPASS™ stabilized payload incorporating day/night sensors and laser target designator, a SAR payload supplied by Thales, ground control station, ground support equipment and a data link connecting to a computerized network. The system is capable of rapid deployment and operations anywhere in the world. In 2010, U-TacS was awarded a contract amendment by Thales U.K. to provide contractor logistics  support services for the Watchkeeper program over a three-year period.

U-TacS is also under contract for the UK MOD Lydian Program to supply service-based support to an ISR capability in an overseas theatre, including Hermes® 450 UAS, training and contractor logistics support. In 2010, Thales U.K. awarded U-TacS an urgent operating capability (UOR) follow-on contract to provide the U.K. Armed Forces ISTAR support capability.

Our first large UAS program was providing Hermes® 450 to the IDF, which has been fully operational for more than a decade, providing the backbone of the IDF’s tactical UAS. Under this program the Hermes® 450 has accumulated over 140,000 flight hours. Throughout the program, the Hermes® 450 has continued to develop through additional applications and enhancements. In 2010, we were awarded a contract by the IMOD to provide Hermes® 900 systems as well as additional Hermes® 450 systems.

In January 2011, AEL was awarded a contract to supply Hermes® 450 systems to the Brazilian Air Force.

The  Skylark® I LE UAS was selected by the IMOD for IDF Ground Forces Battalions. This followed orders in previous years for Skylark® I from France’s Special Forces and the Australian Army as well as orders from other customers for Hermes® 450 and Skylark® I systems. We also supplied the Skylark® II to the Korean Ministry of Defense. Under a partnership jointly owned with IAI, we supplied UAS for the Turkish TUAV program.

Naval Systems

Overview. Our naval systems include naval combat and C4I management systems, shipboard combat system integration, naval electro-optic observation systems, naval tactical trainers, submarine and surface electronic support measurement systems, shipboard SIGINT including COMINT and ELINT systems, shipboard decoy countermeasure launching systems and unmanned surface vessels. Elbit Systems, Elop, Elisra, ESLC, Elbit Systems of America and certain other of our subsidiaries engage in naval systems related activities.

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

Electro-Optic Payloads. We provide stabilized electro-optical payloads for naval as well as airborne applications. Our payloads provide a wide portfolio of solutions from the small micro-compass 8” payload up to the large high end AMPS system that is used for very long-range stand-off observation.

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

Our EW suites equip all Israeli Navy ships and are designed to perform threat detection and intelligence applications. Our SIGINT naval systems are in operational use by several navies worldwide for anti-missile countermeasures as well as active anti-missile protection. We supply several navies various communications systems and data links for sea-based applications, as well as the EW systems for the Canadian Navy’s Halifax Frigate Modernization Program.

Land Vehicle Systems

Overview

We upgrade and modernize tanks, other combat vehicles and artillery platforms both as a prime contractor and as a systems supplier to leading platform manufacturers. Our land vehicle and platform solutions cover the entire combat vehicle spectrum, from complete modernization, to system supply to maintenance depots and life cycle support services. We provide a full suite of net-centric solutions enhancing combat effectiveness, lethality and survivability. Our systems are operational on a full range of tracked and wheeled combat vehicles including main battle tanks, medium and light tanks, light armored vehicles, armored personnel carriers, wheeled vehicles and artillery platforms. We also develop and supply unmanned ground vehicles and robotic devices for a variety of land based missions. In addition, we supply training systems for tanks and fighting vehicles.

Our land vehicle systems include fire control systems, electric gun and turret drive and stabilization systems, unmanned turrets, overhead remote control weapon stations, battle management systems, FLIRs, gunner’s and commander’s sights, laser range-finders, laser warning systems, threat detection systems, surveillance, reconnaissance and targeting systems, See-Through-Armor (STA), driver thermal vision systems, auxiliary power units, life support systems, individual crew and equipment cooling systems, hydraulic systems, unmanned ground vehicles, robotics, sensors and displays for tanks, personnel carriers and other combat vehicles.

Following our acquisition in 2010 of a 100% interest in Soltam (see above “Recent Acquisitions – Mikal Subsidiaries”), we offer a comprehensive range of fully integrated, modular artillery and mortar solutions, incorporating C4I and fire control systems and platform upgrades, as well as a complete range of artillery and mortar ammunition.

Utilizing our experience from advanced avionics systems, electro-optic thermal imaging and C4I systems, we adapt and develop “tankionics” for land vehicles that shorten the “sensor to shooter” loop. Land vehicles containing our systems and products include the Merkava, M1 Abrams, Centurion, M-60, T-55, T-72, Bradley A-3, Leopard, Fennek, PzH 2000, CV-90, MLRS, HIMARS, MTVR, MRAP, AMX-30, SK-105, MK-109, ULAN, Pandur, LAV, Patria AMV, Iveco LMV, Iveco APC and Piranha III. During 2010, we enhanced our position in the land vehicle area by acquiring Soltam, Saymar and Ares, including in Soltam’s areas of artillery systems, autonomous mortar systems and mortar ammunition.. (See above “Recent Acquisitions”.) Our land vehicle systems activities are performed mainly by ESLC, Elbit Systems, Elbit Systems of America, Elop, Kinetics, Soltam, Saymar, AEL, Ares, European Subsidiary (Belgium), Tadiran Systems, ELSEC and certain other of our subsidiaries.

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

Unmanned Systems. We supply various unmanned ground vehicle (UGVs) platforms. These include our small-size UGV – the ViperTM (Versatile Intelligent Portable Elbit Robot), a man-packed robot designated to perform various urban combat support missions. Through G-NIUS, our jointly-owned company with IAI, we developed and supply: (1) Guardium™, a semi-autonomous unmanned ground system suited for off-road, rough-terrain environments and capable of extended, continuous and autonomous operation, (2) Guardium-LS UGV™, capable of supplying forward positions with up to 1.2 tons of ammunition and supplies and (3) AvantGuard®, our new generation unmanned ground combat vehicle (UGCV) offering enhanced combat mission support. We also supply mini-robotic devices used by land forces for tactical missions.

Sensors. We develop unattended ground sensors that detect human and vehicle activity.

Smart All-Terrain Networked Detectors (SAND). We develop and supply SAND, an advanced, stand-alone, long-life, wireless security system that remotely monitors wide areas and detects and tracks both the movements of people as well as the movements of all types of vehicles. SAND meets the operational needs of a wide range of military and homeland security missions including perimeter security, border control, surveillance and intelligence.

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

Surveillance, Reconnaissance and Targeting Systems. We supply fully-customizable ground and mobile solutions for intelligence collection and dissemination comprised of a broad array of lightweight network-ready sensors and C4I systems. The various system components can be fully customized to deliver effective intelligence in a range of operational scenarios. Our systems provide day and night observation, target detection and recognition, radar and identification of friendly forces. The sensors are fully controlled from the commander terminal, with digital maps for navigation and orientation.

Counter-IED Measures. We develop and supply deployed vehicle mounted counter remote controlled improvised explosive devices (IEDs) electronic warfare systems, which protect vehicle crews from IEDs.

Driver Thermal Vision Systems. We develop and supply uncooled thermal imaging kits, fully ruggedized and suitable for a wide range of vehicle-mounted applications. The vision systems include a thermal imaging camera based on an uncooled detector and a ruggedized LCD display installed inside the vehicle.

Auxiliary Power Units (APUs). We develop and supply APUs that improve the vehicle crew’s performance and safety by reducing fatigue and minimizing exposure to noise, heat and vibrations. The APU allows the vehicle to operate in silent mode while reducing the thermal signature and also supports the increased power demand for sophisticated electronic equipment.

Life Support Systems (LSS). We supply life support systems for land vehicles for environmental, climate and chemical, biological, radiological and nuclear (CBRN) protection and control. The systems include heating, ventilation and air conditioning (HVAC), water generation and fire suppression systems. The LSS can be powered by the vehicles engine or can be self-propelled when it includes an APU.

Hydraulic Systems. We supply hydraulic systems for vehicle fueling, braking, suspension and power pack operation.

Artillery Guns. Through Soltam, we develop and supply a range of howitzers and artillery field guns.  These include: (1) ATMOS, a 155mm, computerized autonomous truck mounted self-propelled gun for light, long-range and fast moving artillery on the battlefield and equipped with fire control computers, muzzle velocity radar, an inertial navigation system and a target acquisition system, (2) ATMOS-D-30, a wheeled, self-propelled122mm howitzer with advanced tactical computation and sensors that can be mounted on almost any modern 6X6 or 8X8 truck, (3) ATHOS, a 155mm, 52 caliber autonomous towed howitzer system, (4) M-46S hybrid, a 155mm, 45 caliber cannon assembly and (5) M-114S, an upgraded version of the 155mm, 33 caliber assembly.

Mortar Systems. We develop and supply a range of Soltam-family mortar systems for special forces, commando units and infantry forces. These include the lightweight 60mm mortar for close, medium, long and extended-range shooting that operate with the SOLMAC PDA, a light handheld fire control system.  We also supply 81mm mortars for short, medium, long and extended-ranges, available in both dismounted and vehicle-mounted configurations. In addition, we develop and supply the CARDOM system, a 81/120mm autonomous, self-propelled recoiling mortar mounted on a tracked or wheeled vehicle, capable of firing at every angle (360 degrees).

Mortar Ammunition. Through Soltam, we develop and supply a range of mortar ammunition that can be fired from qualified smooth bore mortars. We also supply high explosive, white phosphorus (WP) and smoke mortars in 60mm, 81mm and 120mm calibers, equipped with point detonating, proximity and electronic time fuses. In addition, we supply training and illuminating bombs.

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

We are supplying BAE Systems with a number of systems for the U.S. Army’s Bradley A-3 fighting vehicle. We are a subcontractor to Lockheed Martin for the U.S. Army Multiple Launch Rocket System (MLRS) as well as for the U.S. Army’s and USMC’s High Mobility Artillery Rocket System (HMARS). We also are part of Lockheed Martin’s team for the upgrade of the USMC’s Light Armored Vehicle (LAV) command and control (C2) vehicle. Elbit Systems of America supplies to the U.S. Army components, assembles kits and installs systems for various mounted and dismounted mortar fire control systems.

In 2010, AEL was awarded a framework agreement, valued at up to approximately $260 million, to supply 30mm unmanned turrets for the Brazilian Army Land Forces’ Guarani Project.  Under this project the unmanned turrets will be installed on-board hundreds of Iveco 6x6 armored personal carriers, according to a schedule and a multi-year funding profile to be agreed upon by the parties.  Also, in 2010, we were awarded a tank upgrade contract from an Asian customer that includes the installation of advanced battle management systems, as well as observation and surveillance systems.

We are engaged in numerous land vehicle modernization programs for European customers. We are supplying various systems to: Mowag for the Romanian Ministry of Defense’s Piranha III vehicle program and for the Piranha III Belgium armored infantry vehicle program; Patria for the Slovenian AMV 8x8 armed vehicle program; Steyr for the Portuguese Army’s Pandur II 8x8 light wheeled armored vehicle program; and Iveco for the Brazilian Army’s medium wheeled armored personnel carrier program and the Austrian Army’s 4x4 wheeled armored program.

We supply a range of thermal imaging systems for the Israeli Merkava, the Korean KIAI, the Leopard 2/A5 and other tanks. We also provide generic commander sights for tanks and APCs.

We also supply tank gunnery training systems to the IDF and the U.S. Army. In addition, we supply ground forces trainers to other customers worldwide including the Appended Tactical Combat Trainer System, tactical battle company trainers, artillery training centers and the Conduct of Fire Trainer.

Through Kinetics, we develop a number of systems for combat vehicles of the IDF, the U.S. Army and other customers, including advanced life support systems, such as environmental and climate control and NBC protection systems, hydraulic, fuel, braking and suspension systems as well as an auxiliary power unit. Elbit Systems of America, through RTL, supplies environmental and climate control systems for the U.S. Army and USMC mine resistant ambush protected (MRAP) vehicles.

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

We have access to the full range of radio and military communications solutions developed by Tadiran Communications over the last 40 years and recently by ESLC. Tadiran Communications’ radios and communications systems and products are incorporated into our overall C4I solutions as well as sold on a stand-alone basis to other defense contractors and end users.

During 2010, we added to our C4I technological capabilities in the area of terrain dominance through the acquisition of Pearls of Wisdom. (See above “Recent Acquisitions – Pearls of Wisdom.”)  Our land-based C4I radio and communications activities are conducted by ESLC, Elbit Systems of America, Telefunken, Shiron and certain of our other subsidiaries.

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

Digital Army’s “Systems of Systems.” We supply “systems of systems” such as the Digital Army Program (see below “Programs”), that incorporate advanced combat concepts geared to increase net-centric operational effectiveness and connectivity throughout all land forces echelons, in all combat situations. These systems function based upon a unified operational concept, providing computerized systems down to the single soldier level to facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons. This includes TORC2H®, an integrated operational command control headquarters system, that closes the sensor to shooter loop and facilitates data collection and border patrol operations. It also includes our Tactical Intranet Geographic dissemination in Real-Time (TIGER®) advanced communication system and enhanced tactical computers.

Battle Management Systems (BMS). We supply a range of battle management systems that comprise advanced electro-optical sensors, multi-functional displays, command and control software, information and dissemination systems and advanced mission computers, for enabling coordination among fighting vehicles and combat forces. These systems provide situational awareness to peace-keeping operations and maneuvering forces, including combat vehicles, engineering corps and logistic support personnel. The systems include elements such as TIGER®, data radios and tactical modem, wireless local area network (LAN) and SATCOM.  Our WINBMS (Weapon-Integrated Battle Management System) integrates the entire sensor-to-shooter loop, enabling real-time coordination between fighting vehicles, and providing universal situational awareness, in-depth collaborative mission, planning and management, and a continuously updated common operational picture.

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

Enhanced Tactical Computers and RPDAs. We supply ruggedized enhanced tactical computers and RPDAs that bring the versatility of advanced  personal computers  and data assistants to  the operational  battlefield.  Our Tacter®-31D is a versatile tactical computer in a tablet configuration supporting both vehicle mounted and dismounted applications with a unique vehicular docking station and latch enabling operation both in and out of the vehicle. It has a lightweight tablet configuration and integrated handle that allows the unit to be easily transported. Our Tacter® 31M computer system extends the same modularity and interface flexibility on a Windows-based platform.

Ground Smart Display Unit (GSDU). We supply  GSDU, a multi-function high brushless C4I display unit with supporting multiple video formats. Featuring a customizable front panel, the GSDU is fully ruggedized and compliant with relevant military standards.

Tactical Multi-media Router (TMR). We supply TMR, a building block for execution of multi-media routing on a dynamic basis for command posts as well as combat vehicles.

Radio and Communications Systems and Products. Based on the Tadiran Communications’ product line, we supply a range of tactical radio systems, software data radio systems, multi-channel radio systems, integrated radio communications systems, power HF communications systems, broadnet communications systems based on WiMAX technology, mobile net communications systems and tactical data communications systems. We also provide MAXESS® military wireless LAN systems for wide band data transmission. Our radio and communication systems portfolio includes military communications systems and products for a wide range of customers worldwide, which are used for voice, data and video (multi-media) applications in a broad range of frequencies, starting at the VLF band though HF, VHF, UHF to the C-band and further on in the mm wave band. The range of products and systems facilitate secured and ECCM immuned voice and broadband data communications, covering the communication needs of all levels of military echelons. Our military communications product line also includes short and medium-range VHF radio systems, long-range HF radio systems, multi-band VHF-UHF handheld/man-pack radios, line-of-sight multi-channel radio systems, ruggedized computers/communication terminals, integrated communications systems combining wireless (radio) and wired (telephony), IP/LAN/WAN networks situation awareness systems and radio network management systems.

Integrated Radio Communication System (IRCS). Our field proven IRCS enables all echelons, from high-ranking commanders down to the individual soldier in the field, to directly communicate throughout the military network. IRCS facilitates direct communication among a broad range of radios and communication devices including VHF, HF and multi-channel radios, LAN, WAN, PABX, satellite and cellular networks.

BRO@DNET.  We develop and supply the BRO@DNET battle-proven broadband wireless communication infrastructure solution. The first fully-operational, military wireless infrastructure solution that enables secure broadband communication, BRO@DNET integrates all echelons of military hierarchy into a unified communication solution, offering flexibility and reliability for a range of operational scenarios.

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

WiT™ (Wise Intelligence Technology). We develop and supply technology solutions supporting organizational doctrine and improving the intelligence process. A comprehensive, field proven, customized end-to-end solution for intelligence organizations, WiT™ addresses all phases of the intelligence process including the reception, adaption and conversion of intelligence data from multiple sources as well as processing and disseminating intelligence reports.

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

In 2010, we were awarded a contract from the Department of Defence of the Commonwealth of Australia in the amount of approximately $298 million for the supply, integration, installation and support of a Battle Group and Below Command, Control and Communications (BGC3) system for the Australian Army’s Land 75/125 program. The BGC3 comprises a Battle Management System (BMS) for soldiers, vehicle mounted commanders and headquarters/command post staff.  The purpose of this project is to enable the Australian Army to achieve a major portion of its defence network centric warfare milestone of a networked brigade with cutting edge technology in battle management and communications systems. As of December 31, 2010, we had a total backlog for this program of approximately $231 million to be performed through 2016.

During 2010, we also were awarded a number of contracts relating to C4I systems, including an approximately $130 million contract to supply a Latin American army with C4I and EW systems over the next three years.  We also were awarded a contract by the Polish Ministry of National Defense to supply mobile multi-sensor monitoring and surveillance systems deployed on board Rosomak 8x8 vehicles.  In addition, Nessbit, our joint venture with Ness Technologies, Inc., was awarded a contract by the IMOD to supply an information management system for the IAF.

In 2004, we were selected by the IMOD to be the prime contractor for the Israel Digital Army Program (DAP). Under the DAP, we are supplying the IDF with computerized systems down to the single soldier level. The systems facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons. The program calls for supply and support of all hardware and software, including command and control stations, data processing and distribution systems. It will enable force coordination at all levels, access to updated situational pictures, improved overall operational capabilities, including survivability and accuracy, and more efficient utilization of personnel and other resources. As of December 31, 2010, we had a total DAP backlog of approximately $295 million, to be performed mainly through 2013. The DAP includes a significant portion being performed under U.S. FMF funding.

Other C4I programs being performed for the IDF include the Digital Infantry Soldier program providing a battle management solution and full digital soldier suit for infantry, supply of our TORC2H® border protection command and control software and supply of the BMS for Battalion Combat Teams, supply of enhanced tactical computers, supply of a wireless LAN solution, supply of a broadnet communications system and development of the IDF’s new generation tactical radio system. We are supplying a BMS to the Royal Netherlands Army, and we supply C4I solutions to several armies around the world. We are supplying RPDAs and Tacter® 31M products to the USMC as well as UHF SATCOM power amplifiers to DOD agencies. We supply data modems and mesh networking elements to U.S. and international customers. We also supply a range of radios and military communications systems to land forces of governments around the world. During 2010, we received contracts from South American, European and Asian customers for tactical radio systems, including a contract from a European Ministry of Defense for advanced tactical communication systems using the Tadiran CNR 9000 and HF 6000 tactical radios.

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

Our electro-optic-based solutions for military fixed-wing and helicopters systems, UAS, commercial aviation systems, naval systems, land vehicle systems and homeland security systems are described elsewhere in this annual report. Elop, Elbit Systems of America, ELSEC, Azimuth, ITL Optronics, SCD, Opgal and certain other of our subsidiaries are engaged in electro-optic related activities. During 2010 and the beginning of 2011, we enhanced our capabilities in the electro-optics area through the acquisition of the balance of Azimuth’s shares and the acquisition of ITL Optronics. (See above “Recent Acquisitions – Azimuth – Mikal Subsidiaries.”)

Systems Portfolio

We supply a broad range of electro-optic and countermeasures systems.

Thermal Imaging and  NVG-based Systems and Products. We produce a range of FLIR systems for night observation for air, land and sea platforms, including hand-held portable solutions. These FLIRs are included in our stabilized payloads and our man-portable systems. This includes, among others, the CORAL, the CORAL Z, CORAL LS and CORAL-CR family of thermal imagers and the MARS uncooled thermal imager and target acquisition system. These systems are integrated into the north finding solutions of Azimuth, such as the Atlas family of goniometers.

Laser-Based Systems. We develop and supply a range of laser designators and laser range-finders, such as the Portable Laser Designator/Range-Finder (PLDR) and SERPENT for air, land and naval platforms based on solid state flash lamp or diode pumped technologies, both in the eye-safe and non-eye safe band. We also develop laser filters and laser radar (LADAR) and light detector and ranging (LIDAR) systems and have completed the development of Rattler, a unique mini-designator for both airborne and ground man-portable applications.

Stabilized Payloads. We design and supply a number of payloads for air, land and sea-based observation, target acquisition, target engagement, training and fire control, using stabilized line-of-sight systems and incorporating laser range-finders or designators and thermal and HD/TV cameras. This includes our Advanced Multi-Sensor Payload System (AMPS) and our Compact Multi-Purpose Advanced Stabilized System (CoMPASS™) family, including the DCoMPASS™ and the Micro-CoMPASS.

Countermeasures Systems. Our electro-optic-based countermeasure systems include our Multi-Spectral Infrared Countermeasure System (MUSIC®) for installation on commercial (C-MUSIC™) aircraft and military helicopters and transport aircraft for detection and jamming of anti-aircraft shoulder-launched missiles. We have also developed EO SHIELD, a soft kill countermeasures solution for armored vehicles.

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

Hyperspectral. We are in the process of developing cutting edge hyperspectral sensors and systems for various airborne platforms, including UAS.

     Programs

We perform a range of programs in the electro-optic and countermeasures systems area. Our customers include the IDF, the Israel Space Agency, the USMC, the USN, armed forces of many other governments as well as major defense contractors such as Lockheed Martin.

We supply a range of hand-held thermal imaging and binocular systems for long-range observation and reconnaissance. We supply our CORAL family of thermal imaging devices to the IDF and the armed forces of the U.S., Canada, Germany and other countries. We are supplying the IDF our MARS hand-held un-cooled thermal imager and target acquisition system. We are supplying the AN/PAS-22 and AN/PAS-25 long-range thermal imagers and thermal laser spot imagers to the USMC. We also are under contract with the USN for the repair and maintenance of various Night Targeting systems components for USMC AH-IW helicopters, as well as the upgrade of the AH-1W Night Targeting System to the NTSU configuration. We provide our QuadEye® panoramic night vision goggle to VSI as part of the JHMCS helmet for the USN and USAF (see above “Helmet Mounted Systems – Programs”). We have also produced and support thousands of AN/TAS-4 night sights for various customers.

    During 2010, Elbit Systems of America was awarded a follow-on five-year indefinite delivery/indefinite quantity (ID/IQ) contract by the U.S. Army Contracting Command to supply the U.S. Army, Navy, Marine Corps and Coast Guard with AN/AVS-7 head-up display components, including flat panel and night head-up display units.  Elbit Systems of America was also awarded in 2010 a five-year ID/IQ contract from the U.S. Naval Surface Warfare Center to supply the Night Targeting System Upgrade (NTSU) and associated items for the AH-IW Cobra helicopter.

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

In the area of stabilized payloads we supply CoMPASS™, as well as the DCoMPASS™ and Micro-CoMPASS for helicopters, UAS and marine platforms. (See above “Military Fixed-Wing and Helicopter Systems”, “UAS” and “Naval Systems.”) Our military head-up display programs as well as our aerial reconnaissance systems programs are described in “Military Fixed-Wing and Helicopter Systems” above.

Land vehicle electro-optic-based thermal imaging and laser products programs, including integrated sights, are described above under “Land Vehicle Systems.” We supply LORROS® to the IDF for long-range day and night observation. We are also supplying the Turkish Air Force with a combined airborne IMINT system, including our CONDOR®2-TAC vertical-tactical aerial photography pods.

In the countermeasures area we are developing C-MUSIC, a laser-based countermeasure system for use on commercial passenger aircraft as well as military helicopters, transport aircraft and other commercial aircraft to protect against missiles using IR seekers. We are developing for implementation our C-MUSIC commercial DIRCM (direct infrared countermeasures) system for Israeli commercial aircraft.

We supply a variety of high resolution cameras and telescopes for space applications. This includes cameras for the various versions of the IDF’s Ofek satellites, satellites of the Israel Space Agency and other countries’ space agencies and EROS satellites operated by ImageSat International N.V. In 2010, another of our space cameras was successfully launched as part of the Israeli OFEK space program. We also are developing hyper-spectral systems for the IMOD.

    Homeland Security Systems

Overview.  We design, manufacture and  integrate a wide range of comprehensive homeland  security and  para-government  systems and  products covering  diverse scenarios and applications. These include integrated  land, maritime and  coastal control  and surveillance systems, airport and  seaport security systems, border control systems, “safe city” systems, large venue security systems, access and  border registration control systems, pilot  identification systems, transportation  security systems, C4I homeland  security applications, facility perimeter security products, electronic fences, electro-optic surveillance systems, tactical mini-UAS and communications systems for defense, police, airport, border patrol and coast  guard applications,  training  and  simulation solutions, energy and critical infrastructure protection and other homeland security uses. Many of our defense related activities described elsewhere in this annual report also have homeland security applications. Our homeland security systems activities are performed by Elbit Systems, Elop, ELSEC, ESLC, Elisra, Azimuth,  ITL Optronics, Elbit Systems of America, AEL and certain of our other subsidiaries.

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

We are performing programs relating to border security projects, coastal surveillance systems and integrated airport security systems for European and other governments. We also provide a system level security solution to the Israeli Railroad Authority for protecting many of its nationally deployed sites.

EW and SIGINT Systems

Overview. Through Elisra, in which we reached an agreement to increase our ownership from 70% to 100% in February 2011 (see above “Recent Acquisitions - Elisra”), we supply a range of multi-spectral self-protection suites and systems for airborne platforms including advanced EW and electronic countermeasures (ECM) systems, communications jammer solutions, missile warning systems, laser warning systems and radar warning receivers. We also furnish SIGINT systems, including ELINT, COMINT and direction finding (DF) systems, designed for air, ground and naval platforms and applications.

Systems Portfolio

We supply a range of EW suites including ECMs, SIGINT systems, counter improvised explosive devices, data links, search and rescue systems and anti-tactical ballistic missile detection simulation systems.

EW Suites including ECMs. Our EW suites provide advanced self protection integrated capabilities for various types of combat aircraft, naval and ground platforms, combining defense aid suites (DAS) with ESM in a single unit. The EW suites cover multi-spectral bands and include radar warning receivers (RWR), passive IR missile warning systems, laser warning receivers, ECM systems and other measures. Various configurations of our EW suites have been installed on airborne platforms such as fighter aircraft, helicopters, transport aircraft and commercial aircraft. As part of our IR missile warning systems we supply additional operational capabilities such as our Situation Awareness Panoramic IR (SAPIR) system with collision avoidance for increased mission safety. We also supply a range of systems for self protection and electronic attack for airborne, naval and ground platforms including the SPJ (Self Protection Jammer) and the COMJAM (Communication Jammer).

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

Data Links and Video Dissemination Systems. We develop and supply smart data link solutions for unmanned platforms, guided weapons and satellites and video dissemination for airborne (including UAS), ground and naval applications. These include the V-RAMBO video receiver and monitor that features video and a telemetry receiver the size of a PDM, a man-pack receiving system (MRS-2000) that incorporates an all-digital ruggedized transceiver for receiving and disseminating real-time UAS derived video images and telemetry data and an Active Man-pack Transceiving System (AMTS) for display of IMINT for surface platforms.

Search and Rescue Systems. We develop and supply advanced solutions for pilots and rescue teams for the combat arena as well as personal search and rescue systems for non-combat situations.

Anti-Tactical Ballistic Missile Defense Systems. We are the developer of the command and control system for the  Arrow missile program.  We also are the developer of the core of the Israel Test Bed (ITB), a real-time simulator for tactical ballistic missile defense systems.

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

We are supplying our airborne platform self-protection suites to the IAF and several other air forces around the world. During 2010, Elisra was awarded an approximately $147 million contract to supply airborne and ground EW systems for an Asian customer over the next three years.  In addition, in January 2011 Elisra was awarded a contract to supply the Korean Government with airborne EW suites and missile warning systems (MWS) for ROKAF CN-235 transporter aircraft.  We supply SIGINT systems for air, ground and naval platforms to the IDF and several other customers worldwide.

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

Various Commercial Activities

We are engaged in applications of our defense technologies to commercial applications as well as other commercial activities. Our current commercial activities, in addition to the activities described under “Commercial Aviation Systems” and elsewhere above, include medical equipment, commercial communications and mobile and wireless telephone network encryptions, microwave technologies and components and spectrum monitoring and control systems, commercial automotive fleet management products, SATCOM equipment and general manufacturing and machinery services. In 2010, we established Brightway Vision Ltd. (Brightway), an Israeli company that is engaged in leveraging specific technologies we developed in the defense area to applications for enhancing commercial automobile drivers’ night vision.  In January 2011, an outside equity investment was made in Brightway, reducing our equity interest to approximately 78% on a fully-diluted basis.

We own a minority interest in three companies that are engaged in activities primarily for the commercial market. We own an approximately 16% interest in Starling Advanced Communications Ltd., an Israeli company, whose shares are traded on the TASE, and which develops products in the area of internet communications through satellite transmissions and broadband information transfer for commercial aircraft. We own an approximately 19% interest in Chip PC Ltd., an Israeli company whose shares are traded on the TASE, and which is engaged in the development and manufacture of “thin client” solutions enabling server based computing technologies to replace traditional personal computers and deploy and control large numbers of work stations. We also own an approximately 14% equity interest in ImageSat International N.V., a company incorporated in Netherlands Antilles, involved in the operation of satellites for commercial and other applications and providing satellite imagery. (Also see Item 8. Financial Information – Legal Proceedings – ImageSat.)

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel (1)	U.S. (2)	Other Countries (3)
Owned	2,215,000 square feet	713,000 square feet	1,063,000 square feet
Leased	2,038,000 square feet	611,000 square feet	300,000 square feet

(1)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems, Elop, ESLC, Elisra, Cyclone, ELSEC, Tadiran Systems, Tadiran Spectralink, Kinetics, Soltam, Saymar, Azimuth and ITL.

(2)
Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America primarily in Texas, New Hampshire, Florida, Alabama and Virginia. Elbit Systems of America’s facilities in Texas, New Hampshire and Alabama  are located on a total of approximately 153 acres of land owned by Elbit Systems of  America. This does not include properties  not held by Elbit Systems of America, including approximately 6,000 square feet leased by our wholly-owned subsidiary Elmec Inc. in Massachusetts.

(3)	Includes offices, design and engineering facilities and manufacturing facilities primarily in the U.K., Romania, Belgium, Germany, Austria, Brazil and Australia.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including building projects, equipment, machinery and vehicles, amounted to approximately $123 million. Each of our manufacturing facilities generally operates at or near full capacity. Accordingly, we believe that our current facilities are adequate for our operations as now conducted.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. A license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology eventually exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2010, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

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

Approval of U.S. and Other Defense Acquisitions. Many other countries also require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense related businesses in the U.S. are subject to the Foreign Investment and National Security Act (FINSA). Under FINSA, our acquisitions of defense related businesses in the U.S. require review, and in some cases approval, by the Committee on Foreign Investment in the United States (CFIUS).

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

Anti-Bribery Regulations. Laws such as the Israel Penal Code, the Organization for  Economic Cooperation and Development (OECD) Convention on Combating  Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act and corresponding legislation in  other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process. Israeli defense exporters, such as Elbit Systems, are required to maintain an anti-bribery compliance program, including specific procedures, record keeping and training.

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

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 35% of our revenues in 2010 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and title to inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the end product is purchased, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

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

Our customers, the Office of the Israeli Chief Scientist (OCS) and other R&D granting authorities sometimes participate in our R&D funding. We also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
	(U.S. dollars in millions)
Total Investment	$217.2	$245.8	$268.6
Less Participation*	32.2	29.0	34.5
Net Investment	$185.0	$216.8	$234.1

(Also see Item 5. Operating and Financial Review and Prospects – Summary of Operating Results – 2010 Compared to 2009 – Research and Development.)
_________
*	See above – “Government Rights in Data” and see below – “Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding.”

Manufacturing

We manufacture and assemble our systems and products at our operational facilities in Israel, the U.S., Europe and at certain of our subsidiaries in other countries. These facilities contain warehouses, electronic manufacturing areas, mechanical workshops, final assembly and test stations with test equipment. We also have supporting infrastructure including  fully automated surface mount technology lines and clean rooms for electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply. A number of our manufacturing activities are provided on a shared services basis by various of our in-house centers of excellence.

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

Purchasing and Raw Materials

We conduct purchasing activities at most of our operational facilities. A number of purchasing and related support and logistic services are performed on a shared services basis by central service providers in the Company for various Company units and entities. We generally are not dependent on single sources of supply. We manage our inventory according to project requirements. In some projects, specific major subcontractors are designated by the customer. Raw materials used by us are generally available from a range of suppliers internationally, and the prices of such materials are generally not subject to significant volatility. We monitor the on-time delivery and the quality of our contractors and encourage them to continuously improve their performance.

Customer Satisfaction and Quality Assurance

We invest in continuous improvement of processes, with emphasis on prevention of deficiencies, to ensure customer satisfaction throughout all stages of our operations. This includes development, design, integration, manufacturing and services for software and hardware, for the range of our systems and products. Our quality teams are involved in assuring compliance with processes and administrating quality plans. These activities begin at the pre-contract stage and continue through the customer’s acceptance of the product or services.

We use a project management method based on Theory of Constraints (TOC) in many of our development projects. Using advanced software, work plans are continuously updated and are available to all integrated product team members. This method makes management more efficient and improves our ability to meet schedule demands of complex projects. Another TOC methodology is used to manage our manufacturing lines in Karmiel, Israel. We also use methods such as Kaizen and Lean. Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology and management tools, assists us in providing high quality and on-time implementation of projects.

Representatives of our customers generally test our products before acceptance. Branches of the IDF and other customers have authorized us to conduct acceptance testing of our products on their behalf. In addition, various of our Israeli operations units are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100, AS9006 for software ISO-14001, OSHAS 18001 and European Aviation Safety Agency (EASA) part 145 for maintaining civil products and part 21 G for production of civil products.  We also comply with Capability Maturity Model Integration (CMMI) Level 3 of the U.S. Software Engineering Institute (SEI) and NATO AQAP.

Quality certifications applicable to defense products of Elbit Systems of America’s operating units include certifications for CMMI Level 3 of the SEI, ISO-9001, AS9100 and compliance with NATO AQAP requirements. In the area of commercial aviation Elbit Systems of America's operating units hold EASA certification as well as a variety of FAA certifications including FAA Part 21 approval and FAA Part 145 approved repair stations. In the medical equipment area, Elbit Systems of America is certified for ISO 13485:2003, is registered with the FDA as a GMP manufacturer and is FDA compliant with Quality Systems Regulations 21 CFR Parts 820, 803 and 806.

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

In the U.S., Elbit Systems of America leads our sales and marketing activities, from its facilities throughout the U.S. Elbit Systems of America operates under a Special Security Agreement that allows it and its subsidiaries to work on certain classified U.S. government programs. See above “Principal Subsidiaries – Elbit Systems of America.” Our subsidiaries in other countries typically lead the marketing activities in their home countries, often assisted by marketing and business development personnel based in Israel.

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

Competitors in the sale of some of our products to the government of Israel include IAI and Rafael among others. From time to time we also cooperate with some of our competitors on specific projects. Outside of Israel, we compete in a number of areas with major international defense contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of NGC, Honeywell, BAE Systems, Rockwell Collins, L-3 Communications Corporation, Thales S.A., Finmeccanica S.p.A., Harris Corporation, AAI Corporation, FLIR Systems, Inc., Rhode and Schwartz GmbH, ITT Defense Limited, Rheinmetall AG and Safran Group – Sagem Defense Securite S.A. Many of these competitors have greater financial, marketing and other resources than ours. We also compete in the worldwide defense market with numerous smaller companies. In addition, we compete with a range of companies in the commercial avionics market. In certain cases we also engage in strategic cooperative activities with some of our competitors.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ combat-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customer during the last three years was the IMOD, which accounted for 19% in 2008, 21% in 2009 and 23% in 2010.

Ethics

We conduct our business activities and develop Company policies based on a firm commitment to ethical practices. In addition to our Code of Conduct (see Item 16.B) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating ongoing training and enforcement. We are members of the Ethisphere Institute’s Business Ethics Leadership Alliance.

Social Responsibility and Sustainability

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

Severance Pay. Under Israeli law, our Israeli companies are required to make severance payments to terminated Israeli employees, other than in some cases of termination for cause. The severance reserve is calculated based on the employee’s last salary and period of employment. A portion of the severance pay and pension obligation is covered by payment of premiums to insurance companies under approved plans and to pension funds. The deposits presented in the balance sheet include profits accumulated to the balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Israeli laws relating to severance pay. However, Elbit Systems and our Israeli subsidiaries have entered into agreements with some of our employees implementing Section 14 of the Severance Payment Law, which agreements relate to the treatment of severance pay. (See Item 18. Financial Statements – Note 2(S).)

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2010, the payments to the National Insurance Institute were equal to approximately 17.5% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 69%, and the employer contributes approximately 31%.

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

We believe that the use of the percentage of completion  method is appropriate as we have the ability to make  reasonably dependable estimates of  the extent of progress towards completion, contract revenues and contract costs.  In addition, contracts executed  include provisions that clearly specify the enforceable rights regarding products and services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, revenue is recognized when we expect to perform our contractual obligations, and our customers are expected to satisfy their obligations under the contract.

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

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or manufacturing and production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Our service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation service, etc. Revenue from services were less than 10% of consolidated revenues in each of the fiscal years 2008, 2009  and 2010.

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

To the extent intangible assets are assigned longer useful lives, there may be less amortization expense recorded in a given period. Because we operate in industries which are extremely competitive, the value of our intangible assets and their respective useful lives are exposed to future adverse changes, which can result in an impairment charge to our results of operations.

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets and identifiable intangible assets are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of January 1, 2009, fair value of non-financial assets is determined based on market participant assumptions. For each of the years ended December 31, 2008, 2009 and 2010, no material impairment was identified.

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

For each of the three years in the period ended December 31, 2010, no material impairment was identified.

Other-Than-Temporary Decline in Value of Investments in Investee

Management evaluates  investments in affiliates and other companies for evidence of other-than-temporary declines in value.  When relevant  factors  indicate a decline in value that is other-than-temporary we recognize an impairment loss for the decline in  value. We use our judgment in determining whether an other-than-temporary decline in the value of an investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all-inclusive, and management weighs many quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

During 2010, an impairment loss was recorded in the amount of $0.7 million relating to our investment in ICI (See Item 18. Financial Statements – Note 11(D).)  During 2009, an impairment loss was recognized in the amount of $0.7 million relating to our investment in Chip PC Ltd. (Chip PC). (See Item 18. Financial Statements – Note 6(B)(5).) During 2008, impairment losses of $10.5 million related to our investment in Sandel Avionics Inc. (Sandel) and $0.8 million related to our investment in Chip PC were recognized. (See Item 18. Financial Statements.)

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

Upon adoption of the new guidance at the beginning of 2009, we reclassified a non-credit related amount of $7.1 million net of tax for OTTI losses recognized in earnings prior to January 1, 2009, as a cumulative effect adjustment that increased retained earnings and decreased other comprehensive income (OCI) at January 1, 2009. As of December 31, 2010, we evaluated debt securities classified as available for sale for OTTI and the existence of credit losses. As of December 31, 2010, we evaluated our auction rate securities (ARS), and as a result an unrealized loss of $0.2 million was recorded in 2010 and was included in OCI.

Some of our marketable securities at December 31, 2010, included investments in ARS, which are private placement securities with long-term nominal maturities for which the interest rates are reset through a “dutch” auction each month. Historically, the monthly auctions have provided a liquid market for these securities. Our ARS holdings represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. Some of the underlying collateral for our ARS holdings consists of sub-prime mortgages. For securities that we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For those securities we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis (supported by third party valuation) to determine the portion of the impairment that relates to the credit loss. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. (See below “Liquidity and Capital Resources – Auction Rate Securities”.)

Prior to January 1, 2009, we reviewed various factors in determining whether we should recognize an impairment charge for our short-term interest-bearing investments, including our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than our cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. The OTTI on our short-term interest-bearing investments was immaterial during each of fiscal years 2008, 2009 and 2010.

In addition, in 2010 we had investments in other debt securities, composed primarily of government bonds. We have conservative investment policy guidelines and, consistent with these guidelines, in prior years we also purchased only AA and above rated investments. Our interest-bearing investments are stated at fair value and are classified as Level 1 investments, since they have a quoted market price in an active market. For those securities no other than temporary impairment was identified.

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

Taxes on Income

We record income taxes using the asset and liability approach, whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and of operating losses and credit carry forwards, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We record a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized. We have considered future taxable income on a jurisdiction by jurisdiction basis, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. In the event we were to determine that we would be able to realize these deferred income tax assets in the future, we would adjust the valuation allowance, which would reduce the provision for income taxes.

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

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

Stock-Based Compensation Expense

We apply ASC 718 “Compensation – Stock Based Compensation” (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options based on estimated fair values. Stock-based compensation expense in 2010 was $5.2 million and in each of 2009 and 2008 was $5.1 million. (See Item 18. Financial Statements – Notes 2(AA) and 21 for additional information.)

Under ASC 718, we estimate the value of equity employee stock options on the date of grant using a lattice-based option valuation model. The determination of fair value of stock options awards on the date of grant is affected by several factors including our stock price, our stock price volatility, risk-free interest rate, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions for future grants, our compensation expense may differ significantly from what we have recorded in the current period.

In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees are lower than expected, the expenses recognized in such future periods will be higher. (See Item 18. Financial Statements – Notes 2(AA) and 21 for further description of our assumptions used for calculation of stock-based compensation expense.)

Governmental Policies

Governmental policies and regulations applicable to defense contractors, such as cost accounting and audit, export control,  procurement solicitation and anti-bribery rules and regulations, could have a material impact on our operations. (See Item 3. Risk Factors – General Risk Related to Our Business and Market and Item 4. Information on the Company – Governmental Regulation.) According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 20-F an assessment, as of the end of the fiscal year, of the effectiveness of our internal controls over financial reporting. (See Item 15. Controls and Procedures – Management’s Annual Report on Internal Control Over Financial Reporting.)

Recent Accounting Pronouncements

See Item 18. Financial Statements – Notes 2(B) and (AD).

Long-Term Arrangements and Commitments

Government Funding of Development. Elbit Systems and certain Israeli subsidiaries partially finance our research and development expenditures under programs sponsored by the Government of Israel Office of the Chief Scientist (OCS) for the support of research and development activities conducted in Israel. At the time the funds are received, successful development of the funded projects is not assured. In exchange for the funds, Elbit Systems and the subsidiaries pay 2% – 5% of total sales of the products developed under these programs. The obligation to pay these royalties is contingent on actual sales of the products. Elbit Systems and some of our subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of some of the technologies developed with such respective entity’s funds. (See Item 4. Information on the Company – Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding.)

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment as of December 31, 2010 are as follows: $35 million for 2011, $25 million for 2012, $16 million for 2013, $11 million for 2014, $5 million for 2015 and $8 million for 2016 and thereafter. (See below “Contractual Obligations”.)

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. (See below – “Liquidity and Capital Resources – Financial Resources.”) Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. (See Item 18. Financial Statements – Note 20(F).) As of December 31, 2010, Elbit Systems and our subsidiaries  were in compliance with all covenants.

Bank Guarantees. As of December 31, 2010 and 2009, guarantees in the aggregate amount of approximately $967 million and $861 million, respectively, were issued by banks on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2010 and 2009, we had purchase commitments of approximately $1,046 and $876 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2010

See Item 4. Information on the Company – Recent Acquisitions. See also, Item 18. Financial Statements – Note 1(D).

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

Our backlog of orders as of December 31, 2010 was $5,446 million, of which 74% was for orders outside Israel. Our backlog as of December 31, 2009 was $5,044 million, of which 65% was for orders outside Israel. Approximately 72% of our backlog as of December 31, 2010 is scheduled to be performed during 2011 and 2012. The majority of the 38% balance is scheduled to be performed in 2013 and 2014. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

Trends in the defense electronics and homeland security markets in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world, increasing the focus of defense forces on low intensity conflicts and homeland security.

In the defense electronics market, there is an increasing demand for products and systems in the areas of C4ISR and unmanned vehicles. Accordingly, while we continue to perform platform upgrades, in recent years more emphasis is being placed on C4ISR, including information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAS, other unmanned vehicles, training and simulation, space and satellite based defense capabilities and homeland security systems. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends, as well as to continue to participate in the “Current Force” legacy operations of our customers.

In recent years consolidation in the defense industry has affected competition. This consolidation has decreased the number but increased the relative size and resources of our competitors. We adapt to evolving market conditions by adjusting our business strategy. Our business strategy also anticipates increased competition in defense markets due to declining defense budgets in certain countries. As a result of recent worldwide financial developments, current indications are that overall defense spending may not increase in the next few years. However, we believe in our ability to compete on the basis of our systems development, technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time enhancing the industrial capabilities in certain of our customers’ countries.

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

 Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2010.

	Year ended December 31,
	2010		2009		2008
	$	%	$	%	$	%
	(in thousands of U.S. dollars except per share data)
Total revenues	$2,670,133	100.0	$2,832,437	100.0	$2,638,271	100.0
Cost of revenues	1,872,263	70.1	1,982,954	70.0	1,870,830	70.9
Restructuring expenses	—	—	—	—	—	—
Gross profit	797,870	29.9	849,483	30.0	767,441	29.1
Research and development (R&D) expenses	268,578	10.0	245,812	8.7	217,176	8.2
Less – participation	(34,447)	(1.29)	(29,060)	(1.0)	(32,192)	(1.2)
R&D expenses, net	234,131	8.8	216,752	7.7	184,984	7.0
Marketing and selling expenses	229,942	8.6	250,963	8.9	198,274	7.5
General and administrative expenses	131,200	4.9	119,311	4.2	134,182	5.1
Acquired IPR&D and other expenses	(4,756)	(0.2)	—	—	1,000	—
	590,517	22.1	587,026	20.7	518,440	19.7
Operating income	207,353	7.8	262,457	9.3	249,001	9.4
Financial expenses, net	(21,251)	(0.8)	(15,585)	(0.6)	(36,815)	(1.4)
Other income, net	13,259	0.5	458	—	94,294	3.6
Income before taxes on income	199,361	7.5	247,330	8.7	306,480	11.6
Taxes on income	24,037	0.9	38,109	1.3	54,367	2.1
	175,324	6.6	209,221	7.4	252,113	9.6
Equity in net earnings of affiliated companies and partnership	19,343	0.7	19,292	0.7	14,435	0.5
Net income	$194,667	7.3	$228,513	8.1	$266,548	10.1
Less – net income attributable to non-controlling interests	$(11,169)	(0.4)	$(13,566)	(0.5)	$(62,372)	(2.4)
Net income attributable to the Company’s shareholders	$183,498	6.9	$214,947	7.6	$204,176	7.7
Diluted net earnings per share	$4.25		$5.00		$4.78

2010 Compared to 2009

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2010		December 31, 2009
	$ millions	%	$ millions	%
Airborne systems	791.1	29.6	693.2	24.5
Land systems	363.2	13.6	449.7	15.9
C4ISR systems	1,019.1	38.2	1,168.8	41.3
Electro-optic systems	368.8	13.8	406.4	14.3
Other (mainly non-defense engineering and production services)	127.9	4.8	114.3	4.0
Total	2,670.1	100.0	2,832.4	100.0

Our consolidated revenues decreased by 5.7% from $2,832.4 million in 2009 to $2,670.1 in 2010.

The decrease in the Company's revenues was due mainly to decreases in sales in the land systems and the C4ISR systems areas of operations. The decrease in revenues in the land systems activities was mainly a result of a lower level of revenues in Europe, including a decrease in the level of revenues due to the winding-up of  the M-60 project in Turkey, as well as a decrease in the revenues for the Bradley project in the United States. The decrease in the revenues for C4ISR systems was mainly in Europe, as a result of a decreased level of revenues in the Watchkeeper project.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2010		December 31, 2009
	$ millions	%	$ millions	%
Israel	651.0	24.4	627.3	22.1
United States	844.0	31.6	813.4	28.7
Europe	541.7	20.3	728.2	25.7
Other Countries	633.4	23.7	663.5	23.5
Total	2,670.1	100.0	2,832.4	100.0

The changes in revenues by geographic distribution were influenced by a reduced level of revenues in Europe.

Cost of Revenues and Gross Profit

Cost of revenues in 2010 was $1,872.3 million (with a gross profit margin of 29.9%), as compared to $1,983 million (with a gross profit margin of 30%) in 2009.

The decrease in cost of goods sold was mainly a result of the decrease in revenues. The expenses include a write-off of inventories in the amount of approximately $13 million related to the acquisitions of Soltam and ITL. As a result of the acquisitions, the amortization expense of intangible assets increased. The increased expenses were partly offset by improvements in other subsidiaries of the Company.

Cost of revenues also includes provisions for warranties and expected losses. The provisions for warranty increased by approximately $38 million, of which $19 million was related to subsidiaries acquired during the year, and the remainder of the increase was a result of the mix of programs with various warranty periods.

Our gross profit represents the aggregate results of our activities and projects and is based on the mix of programs in which we are engaged during the reported period.  Gross profit for the year ended December 31, 2010 decreased by 6.0% to $797.9 million (29.9% of revenues), as compared with gross profit of $849.5 million (30.0% of revenues) in the year ended December 31, 2009. The decrease in the amount of gross profit in 2010  resulted primarily from the reduction in revenues.

Research and Development (R&D)

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal (B&P) efforts and are expensed as incurred.

Gross R&D expenses in 2010 totaled $268.6 million (10.0% of  revenues) as compared with $245.8 million (8.7% of revenues) in 2009.

Net R&D expenses (after deduction of third party participation) in 2010 totaled $234.1 million (8.8% of revenues), as compared to $216.8 million (7.7% of revenues) in 2009.

The increased rate of R&D spending in 2010 was primarily a result of the accelerated development of programs related to technology and the adaptation of products, as well increased engineering activities to support marketing efforts worldwide.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2010 were $229.9 million (8.6% of revenues), as compared to $251 million (8.9% of revenues) in 2009.

General and Administration (G&A) Expenses

G&A expenses in 2010 were $131.2 million (4.9% of revenues), as compared to $119.3 million (4.2% of revenues) in 2009.

The increase in G&A expenses in 2010 compared to 2009 was due to higher expenses related to acquisition activities as well as the expenses of the newly acquired subsidiaries.

Other operational income for the year ended December 31, 2010 amounted to $4.8 million. The amount reflects a net gain of $4.8 million in the second quarter of 2010, related to the revaluation of the previously held Azimuth shares at the acquisition date, due to its accounting treatment as a business combination achieved in stages.

Operating Income

Our operating income in 2010 was $207.4 million (7.8% of revenues), as compared to $262.5 million (9.3% of revenues) in 2009. The change in the amount of operating income was a result of lower revenues.

Financial Expense (Net)

Net financing expenses in 2010 were $21.3 million, as compared to $15.6 million in 2009.

The higher level of financial expenses in 2010 was mainly due to higher expenses related to the Series A Notes that the Company issued during the second quarter of 2010, as well as to the revaluation of the NIS against the U.S. dollar.

Other Income (Net)

Other income, net in 2010 was a $13.3 million gain, as compared to a gain of $0.4 in 2009. The higher level of other income in 2010 was mainly a result of income from the sale of Mediguide shares in the first quarter of 2010.

Taxes on Income

Our tax rate represents a weighted average of the tax rates to which our various entities are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which our entities generating the taxable income operate.

Provision for taxes in 2010 was $24.0 million (effective tax rate of 12.1%) as compared to a provision for taxes of $38.1 million (effective tax rate of 15.4%) in 2009. Taxes on income in 2010 included an amount of approximately $10 million related to the first recognition of deferred tax assets for prior years’ losses in one of our subsidiaries. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income. We continue to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $20.5 million and $31.7 million, respectively, in 2010 and 2009.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates), and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2010, we had income of $19.3 million from our share in earnings of affiliates, the same amount as in 2009.

Net Income and Earnings Per Share (EPS)

Net income in 2010 was $183.5 million (6.9% of revenues), as compared to net income of $214.9 million (7.6% of revenues) in 2009. The decrease in net income was due mainly to lower revenue levels.  Diluted EPS was $4.25 in 2010, as compared to $5.00 in 2009.

The number of shares used for computation of diluted EPS in the year ended December 31, 2010 was 43,217,000 shares, as compared to 42,983,000 shares in the year ended December 31, 2009.

2009 Compared to 2008

Revenues

The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2009		December 31, 2008
	$ millions	%	$ millions	%
Airborne systems	693.2	24.5	634.7	24.1
Land systems	449.7	15.9	699.5	26.5
C4ISR systems	1,168.8	41.3	844.5	32.0
Electro-optic systems	406.4	14.3	336.7	12.7
Other (mainly non-defense engineering and production services)	114.3	4.0	122.9	4.7
Total	2,832.4	100.0	2,638.3	100.0

Our consolidated revenues increased by 7.4%, from $2,638.3 million in 2008 to $2,832.4 million in 2009.

The changes in revenue distribution by areas of operation in 2009 as compared with 2008 were influenced mainly by decreased revenues of our land systems area of operations regarding short turn-around programs mainly for the U.S. government, as well as increased sales in C4ISR systems such as for the DAP program.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2009		December 31, 2008
	$ millions	%	$ millions	%
Israel	627.3	22.1	474.4	18.0
United States	813.4	28.7	907.1	34.4
Europe	728.2	25.7	653.1	24.7
Other Countries	663.5	23.5	603.7	22.9
Total	2,832.4	100.0	2,638.3	100.0

The changes in revenues by geographic distribution were influenced by an increase in revenues in Israel related mainly to the DAP project and decreased revenue in short turn-around programs in our land area of operations mainly in the United States.

Cost of Revenues and Gross Profit

Cost of revenues in 2009 was $1,983.0 million (with a gross profit margin of 30%), as compared to $1,870.8 million (with a gross profit margin of 29.1%) in 2008. The improved gross profit margin in 2009 was a result mainly of the mix of our programs, the Company’s focus on improving operating efficiencies and the strengthening of the U.S. dollar against the NIS.

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

Research and Development (R&D)

Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal (B&P) efforts and are expensed as incurred.

Gross R&D expenses in 2009 totaled $245.8 million (8.7% of revenues), as compared with $217.2 million (8.2% of revenues) in 2008.

Net R&D expenses (after deduction of third party participation) in 2009 totaled $216.8 million (7.7% of revenues), as compared to $185 million (7.0% of revenues) in 2008.

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

Marketing and Selling Expenses

Marketing and selling expenses in 2009 were $251 million (8.9% of revenues), as compared to $198.3 million (7.5% of revenues) in 2008. The increase in 2009 was mainly due to enhanced marketing efforts in existing markets, such as the United States and Brazil, as well as development of markets relatively new to us such as Australia and certain European countries.

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

Taxes on Income

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

Liquidity and Capital Resources

In recent years, we have financed our operations primarily through cash generated from operations and from long-term bank loans and, in 2010, from the proceeds of the issuance of long-term notes. (See below “Israel Debt Offering.”) Generally, we invest our excess cash in instruments that are highly liquid, investment grade securities. At December 31, 2010, we had $221.7 million of cash and cash equivalents and short-term and long-term investments, as compared to $293.2  million at December 31, 2009.

Israeli Debt Offering

In June 2010, Elbit Systems completed a public offering in Israel on the TASE of NIS 1.1 billion (approximately $283 million) Series A Notes (the Series A Notes). The Series A Notes were offered and sold pursuant to a shelf prospectus filed in May 2010 with the Israeli Securities Authority and the TASE. The shelf prospectus allows us, during a period of 24 months following its publication, to raise capital from the public in Israel, from time to time, by issuing notes or warrants that are exercisable into notes subject to the terms of the shelf prospectus and to the publication of a supplemental shelf offering report describing the terms of the securities offered and the details of the specific offering.  In May 2010, Midroog Ltd., an Israeli rating agency, announced that it assigned its "Aa1" rating (local scale) to unsecured notes to be issued by Elbit Systems, which include the Series A Notes.

We account for the outstanding principal amount of our Series A Notes as long-term liability, in accordance with ASC 470, "Debt", with current maturities classified as short-term liabilities. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the Series A Notes using the effective interest rate method.  As of December 31, 2010, the value of the Series A Notes was $310 million, less $33.6 million in current maturities and a fair value adjustment of $4 million from cross-currency interest rate swaps.

The Series A Notes are payable in ten equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020 (the first interest payment was made on December 30, 2010, and the last interest payment will be made on June 30, 2020). Debt issuance costs were approximately $2,529,000, of which $2,163,000 was allocated to the Series A Notes discount, and $366,000 was allocated to deferred financing costs and are amortized as financial expense over the term of the Series A Notes due in 2020.

The Series A Notes (principal and interest) are in NIS and are not linked to any currency or index. The Series A Notes are unsecured, non-convertible and do not restrict our ability to issue additional notes of any class or distribute dividends in the future. There are no covenants on the Series A Notes.

The Series A Notes are listed for trading on the TASE. However, the Series A Notes are not registered under the U.S. Securities Act of 1933, as amended (the Securities Act), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes. Under the cross currency interest rate swaps, we will receive fixed NIS at a rate of 4.84% on NIS 1.1 billion and pay floating six-month USD LIBOR plus an average spread of 1.65% on $287 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. Both the debt and the swap instruments pay semi-annual coupons on June 30 and December 31.  The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, we are currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2010) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting. (See also Item 11. Quantitative and Qualitative Disclosures about Market Risk.)

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

2010

Our net cash flow generated from operating activities in 2010 was approximately $184.9 million, resulting mainly from net income and increases in trade and other payables, which were partially offset, mainly by an increase in short and long-term trade receivables and prepaid expenses, increase in inventories net and a decrease in advances received from customers, which was a result of lower advances received in new projects in 2010.

Net cash flow used in investment activities in 2010 was approximately $254.4 million, which was used mainly to purchase property, plant and equipment, investments in short-term deposits and acquisitions of subsidiaries and business operations.

Net cash flow provided by financing activities in 2010 was approximately $79.9 million, resulting mainly from the issuance of Series A Notes, part of which was used for repayment of long-term loans and  payment of dividends to shareholders.

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements such as for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2010, each of the companies subject to financial covenants  was in compliance with the applicable covenants.

On December 31, 2010, we had total borrowings from banks in the amount of $316.7 million, including $292 million in long-term loans, of which most of the loans mature in 2012, and $962  million in guarantees issued on our behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2010, we had a cash balance amounting to $151  million. We also have the ability to raise funds on the capital market and through expansion of our credit lines. In 2010, we issued Series A Notes in the net amount of approximately $283 million. (See above “Israeli Debt Offering.”)

As of December 31, 2010, we had working capital of $381.5 million and a current ratio of 1.3. We believe that our working capital and cash flow from operations will be sufficient to support our current requirements and financial covenants.

We believe that our current cash balances, cash generated from operations, lines of credit and financing arrangements will provide sufficient resources to meet our operational needs for at least the next fiscal year. However, our ability to borrow funds from the banking system may be impacted by the ongoing global financial and liquidity situation. See Item 3. Risk Factors – General Risk Related to Our Business and Market.

(For further information on the level, maturity and terms of our borrowings, see Item 18. Financial Statements – Notes 15 and 16.)

We believe our ability to access external capital resources should be sufficient to satisfy existing short-term and long-term commitments and plans, and also to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year.

Pensions and Other Post-Retirement Benefits

We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. (For our pension and other post-retirement benefit assumptions at December 31, 2010 and 2009, see Item 18 – Financial Statements – Note 17.)

At December 31, 2010 our termination obligations were $395 million, of which we had severance funds of $302  million set aside to satisfy potential obligations.

Auction Rate Securities

As of December 31, 2010, we had approximately $31.6 million (before cumulative impairment losses of $28.6 million) of principal invested in ARS. (See above – “General Critical Accounting Policies and Estimates – Other-Than-Temporary Impairment of Debt Securities.”)

With the liquidity issues experienced in credit and capital markets globally, the ARS have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

The estimated market value of our ARS holdings at December 31, 2010 and 2009 was $7.2 and $7.5  million, respectively, resulting in $0.2 million in unrealized gain in 2010 that was included in other comprehensive income and $4.5 million in unrealized gain in 2009 that was included in other comprehensive income.

 As a result of the failed auctions, in recent periods our ARS are illiquid until there is a successful auction for them.  During 2008, as a result of our management’s intention to realize our ARS in the short-term, observable prices in non-active markets were obtained and an other-than-temporary loss was recorded. The ARS were classified as short-term marketable securities. During 2009, we decided to hold the ARS for a longer period, and as a result we re-classified them as long-term assets and evaluated them accordingly. (See Item 18. Financial Statements – Note 9.)

Material Commitments for Capital Expenditures

We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2011 and the subsequent fiscal year. (See above “Financial Resources.”) We believe our anticipated capital expenditures (which include mainly the purchase of equipment, vehicles and buildings) as of December 31, 2010 were at a similar level to those as of December 31, 2009. We plan to pay for such anticipated expenditures using cash from operations. (See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.)

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

On December 31, 2010, our liquid assets were comprised of bank deposits, and short and long-term investments. Our deposits and investments are based on variable interest rates, and their value as of December 31, 2010 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. (With respect to our exposure to ARS, see above “Auction Rate Securities.” See also Item 11. Quantitative and Qualitative Disclosure of Market Risk.)

NIS/U.S. Dollar Exchange Rates

We attempt to manage our financial activities in order to reduce material financial losses in U.S. dollars resulting from the impact of inflation and exchange rate fluctuations on our non-U.S. dollar assets and liabilities. Our income and expenses in Israeli currency are translated into U.S. dollars at the prevailing exchange rates as of the date of the transaction. Consequently, we are affected by changes in the NIS/U.S. dollar exchange rates. On December 31, 2009 and 2010, we had exposure due to NIS denominated liabilities of approximately $8 million and $48 million, respectively, in excess of NIS denominated assets. These liabilities mostly represent provisions for wages and trade payables. We entered into other derivative instruments to limit our exposure to exchange rate fluctuations, related mainly to payroll expenses incurred in NIS. (See Item 11. Quantitative and Qualitative Disclosure of Market Risks.) The amount of our exposure to the changes in the NIS/U.S. dollar exchange rate may vary from time to time. (See Item 3. Key Information – Risk Factors – Risks Relating to Our Israeli Operations.)

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2008, the inflation rate was approximately 3.8% and the devaluation rate was approximately 1.1%. In 2009, the inflation rate was approximately 3.9% and the NIS strengthened against the U.S. dollar by approximately 0.7%. In 2010, the inflation rate was approximately 2.7% and the NIS strengthened against the U.S. dollar by approximately 6%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

Most of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2010 by forward contracts. On December 31, 2010, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies. On December 31, 2010, we had forward contracts for the sale and purchase of such foreign currencies totaling approximately $447  million ($257 million in Euros, $106 million in GBP and the balance of $85 million in other currencies).

We also use forward exchange hedging contracts and options strategies in order to limit our exposure to exchange rate fluctuation associated with payroll expenses, mainly incurred in NIS. These include forward contracts with notional amount of $114  million in NIS maturing in 2011. They also include a total of $12 million in NIS – put and call options, with all of the options having maturities of 12 months or less. (See also Item 11. Quantitative and Qualitative Disclosure of Market Risks.)  As of December 31, 2010, an unrealized net gain of approximately $6.8 million was included in accumulated other comprehensive income. As of December 31, 2010, all of the forward contracts are expected to mature during the years 2011 – 2017.

Regarding the measures taken to reduce the foreign currency exchange rate impact on our Series A Notes see above “Liquidity and Capital Resources – Israeli Debt Offering.”

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2010 and is presented in millions of U.S. dollar equivalent terms:

Forward	Notional Amount*	Unrealized Gain (Loss)
Buy US$ and Sell:
Euro	16,076	(0.9)
GBP	20,475	(0.5)
NIS	114,284	5.4
Other various currencies	30,412	(0.5)

Forward	Notional Amount*	Unrealized Gain (Loss)
Sell US$ and Buy:
Euro	240,830	3.6
GBP	85,980	4.2
NIS	--	--
Other various currencies	54,572	(0.3)

Options	Notional Amount*	Unrealized Gain (Loss)
Buy US$ and Sell:
options	6,000	0.2

Sell US$ and Buy:
NIS	6,000	(0.1)

__________
*	Notional amount information is based on the foreign exchange rate at year end.

Contractual Obligations

	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(U.S. dollars in millions)
1. Long-Term Debt Obligations	10	292	--	--
2. Series A Notes	34	61	61	153
3. Operating Lease Obligations*	35	41	16	8
4. Purchase Obligations*	721	308	17	8
5. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP**	--	--	--	--
6. Other Long-Term Liabilities***
Total	800	702	94	169

___________
*	For further description of the Purchase Obligations see above “Long-Term Arrangements and Commitments – Purchase Commitments” and See Item 18. Financial Statements – Note 20(H).
**
The obligation amount does not include an amount of $395 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2 (T) and 17. The obligation amount also does not include an amount of $47 million of tax reserve related to uncertain tax positions. See Item 18. Financial Statements – Note 18.

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

At December 31, 2010, we had outstanding buy-back obligations totaling approximately $784 million that extend through 2020.

Non-GAAP Financial Data

The following non-GAAP financial data is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors by facilitating more meaningful comparisons of our financial results over time. Such non-GAAP information is used by our management to make strategic decisions, forecast future results and evaluate our current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data below includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance  and other items which, in management’s judgment, are items that are considered to be outside the review of core operating results.  In our non-GAAP presentation below, we made the following adjustments: (1) amortization of purchased intangible assets, (2) significant reorganization, restructuring and other related expenses, (3) impairment of investments, including impairment of ARS, (4) gain from changes in holdings, including revaluation of the previously held shares at the acquisition date when a business combination is achieved in stages (step-up) and (5) the income tax effects of the foregoing.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Reconciliation of GAAP (Audited) to Non-GAAP (Unaudited) Supplemental Financial Data (U.S. dollars in millions)
	2010	2009	2008

GAAP gross profit	797.9	849.5	767.4
Adjustments:
Amortization of intangible assets	25.0	22.2	28.9
Reorganization, restructuring and other related expenses(1)	12.8	-	-
Non-GAAP gross profit	835.7	871.7	796.3
Percent of revenues	31.3%	30.8%	30.2%

GAAP operating income	207.4	262.5	249.0
Adjustments:
Amortization of intangible assets	47.7	44.0	40.1
Reorganization, restructuring and other related expenses(1)	16.4	-	1.0
Impairment of investments(2)	1.3	1.4	-
Gain from changes in holdings(3)	(4.8)	-	-
Non-GAAP operating income	268.0	307.9	290.1
Percent of revenues	10.0%	10.9%	11.0%

GAAP net income attributable to Elbit Systems’ shareholders	183.5	214.9	204.2
Adjustments:
Amortization of intangible assets	47.7	44.0	40.1
Reorganization, restructuring and other related expenses(1)	16.4	-	1.0
Impairment of investments(2)	1.3	1.4	29.2
Gain from changes in holdings(3)	(17.6)	(1.0)	(100.0)
Related tax benefits	(8.9)	(9.0)	16.8
Non-GAAP net income attributable to Elbit Systems’ shareholders	222.4	250.3	191.3
Percent of revenues	8.3%	8.8%	7.3%

Non-GAAP diluted net EPS	5.1	5.8	4.5
___________________________
(1)
 Adjustment of reorganization, restructuring and other related expenses in 2010 were mainly due to write-off of inventories in the amount of approximately $13 million related to the acquisitions of Soltam and ITL.

(2)
 Adjustment of gain from changes in holdings in 2010 and 2009 were due to the impairment of ICI shares and in 2008 were due to impairment of ARS ($18.7 million) and the impairment of Sandel shares ($10.5 million).

(3)
Adjustment of gain from changes in holdings includes the income  from the sale of Mediguide shares ($100 million in 2008, $1 million in 2009 and $12.6 million in 2010) and a gain of $4.8 million from a "step-up" in an investment in 2010.

Item 6.	Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors (Board)

Our directors as of February 28, 2011 are as follows:

Name	Age	Director Since
Michael Federmann (Chairman)	67	2000
Moshe Arad	76	2005
Avraham Asheri	73	2000
Rina Baum	65	2001
David Federmann	36	2007
Yigal Ne’eman	69	2004
Yehoshua Gleitman (External Director)	61	2010
Dov Ninveh	63	2000
Dalia Rabin (External Director)	60	2010
 ____________

The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2011. The term of office for Yehoshua Gleitman as an External Director expires in March 2013, and the term of office for Dalia Rabin as an External Director expires in November 2013.

Michael Federmann. Michael Federmann has served as chairman of the Board since 2000. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as chairman and CEO of Federmann Enterprises Ltd. (FEL). Currently, he also serves as chairman of the board of directors of Dan Hotels Corp. Ltd. (Dan Hotels). Mr. Federmann is chairman of the board of governors of the Hebrew University of Jerusalem (the Hebrew University). He serves as the president of the Israel - Germany Chamber of Industry and Commerce. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University.

Moshe Arad. Moshe Arad served as vice president for external relations of the Hebrew University from 1994 to 2004. He currently serves as the chairman of the board of trustees of The Harry S. Truman Research Institute for the Advancement of Peace of The Hebrew University and is a director of Discount Investment Corporation Ltd. and the Israeli branch of the Mandel Foundation of Cleveland, Ohio. From 1994 to 1999, he was a member of the board of directors of Elbit Ltd. During 1992 and 1993, Mr. Arad served as director general of the Israel Ministry of Communications. From 1990 to 1992, he was a member of the Tel-Aviv law firm of Herzog, Fox, Ne’eman. Mr. Arad served as Israel’s ambassador to the United States from 1987 to 1990 and as Israel’s ambassador to Mexico from 1983 to 1987. Ambassador Arad holds a bachelor’s degree in political science and international relations and an L.L.B. degree from the Hebrew University. Mr. Arad serves on the Audit Committee, the Financial Statements Review Committee and the Compensation Committee of the Board.

Avraham Asheri. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Elron Electronic Industries Ltd., Discount Mortgage Bank Ltd., Koor Industries Ltd., Mikronet Ltd. and Radware Ltd. Mr. Asheri was president and chief executive officer of Israel Discount Bank from 1991 until 1998, and executive vice president and member of its management committee from 1983 until 1991. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as director general of the Israel Ministry of Industry and Trade, managing director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor’s degree in economics and political science from the Hebrew University. Mr. Asheri serves as chairman of the Audit Committee, chairman of the Compensation Committee and as a member of the Financial Statements Review Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have financial and accounting expertise under the Companies Law.

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

David Federmann. David Federmann has served in various management capacities in FEL since 2000. He currently serves as chairman of the board of Freiberger Compound Materials GmbH (Freiberger) in Freiberg, Germany and as a member of the boards of directors of Dan Hotels and BGN Technologies (the technology transfer company of Ben-Gurion University). David Federmann is the son of Michael Federmann, chairman of the Board. Mr. Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served since 2001 as the managing partner of Platinum VC, a venture capital firm. He currently serves as chairman of the board of directors of Widemed Ltd. and of Capital Point Ltd. and is a director of Teuza – A Fairchild Technology Venture Ltd. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli Government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chairman of the U.S.-Israel Industrial R&D Foundation, joint chairman of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s (Elop) marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel, is chairman of the executive board of Holon Institute of Technology and is a member of the executive board of Tel-Aviv University. Dr. Gleitman holds bachelors of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as chairman of the Financial Statements Review Committee, chairman of the Corporate Governance and Nominating Committee and as a member of the Audit Committee and the Compensation Committee of the Board. He is considered by the Board to have financial and accounting expertise under the Companies Law.

Yigal Ne’eman. Yigal Ne’eman has served as the general manager of the Academic College of Israel in Ramat Gan since 2010. From 1994 to 2010, he served as the chairman and president of the Israel College. From 1989 to 1993, he served as chairman and as a shareholder of several industrial, commercial and service companies. Mr. Ne’eman served as the president and CEO of Tadiran Ltd (Tadiran) from 1981 to 1989. During that period he also served as chairman of the board of directors of Elisra Electronic Systems Ltd. and of Elop. Prior to that he held a number of management positions in the control and finance departments of Tadiran. Mr. Ne’eman completed his accounting studies at the Hebrew University and is a Certified Public Accountant. Mr. Ne’eman serves as a member of the Audit Committee, the Financial Statements Review  Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have financial and accounting expertise under the Companies Law.

Dov Ninveh. Dov Ninveh has served as chief financial officer and a manager in FEL since 1994. He serves as a director of Dan Hotels and Etanit Ltd. and as a member of the board of Freiberger.   Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor’s degree in economics and management from the Israel Institute of Technology (the Technion).

 Dalia Rabin (External Director). Dalia Rabin has served since 2002 as the chairperson of the Yitzhak Rabin Center, a national institute dedicated to ensuring that former Prime Minister and Minister of Defense Yitzhak Rabin’s legacy continues to impact Israeli society through experiential educational programming, a national archive and a museum. Mrs. Rabin was a member of the Israeli Government from 1999 until 2002. She was elected to the Knesset as a member of the Center Party in 1999 and served as chairperson of the Ethics Committee. She also served on the Constitution, Law and Justice Committee; the Committee for the Advancement of the Status of Women; the State Control Committee; and the Committee for the Advancement of the Status of the Child. In 2001, Mrs. Rabin was appointed Deputy Minister of Defense. She resigned in 2002 to head the Rabin Center.  Prior to her election to the Knesset, Mrs. Rabin served as the legal advisor of the professional associations of the General Federation of Labor (the Histadrut).  She also served for 14 years in the Tel-Aviv District Attorney’s Office in the Civil Division, specializing in labor law. Mrs. Rabin holds an L.L.B. degree from Tel-Aviv University. Mrs. Rabin serves as a member of the Audit Committee, the Financial Statements Review Committee  and the Corporate Governance and Nominating Committee of the Board.

Executive Officers

Our executive officers as of February 28, 2011 are as follows:

Name	Age	Position
Joseph Ackerman	61	President and Chief Executive Officer
Elad Aharonson	37	Executive Vice President and General Manager – UAS Division
David Block Temin	55	Executive Vice President, Chief Legal Officer and Chief Compliance Officer
Guy Brill	59	Executive Vice President and Co-General Manager – Technologies and Operations Division
Adi Dar	39	Executive Vice President and General Manager – Electro-Optics Elop Division
Itzhak Dvir	63	Executive Vice President and Chief Operating Officer
Jacob Gadot	63	Executive Vice President – International Marketing and Business Development
Ran Galli	62	Executive Vice President – Strategic and Security Initiatives
Joseph Gaspar	62	Executive Vice President and Chief Financial Officer
Zeev Gofer	58	Executive Vice President – Strategic and Business Development - North America
Dalia Gonen	59	Executive Vice President – Human Resources
Ran Hellerstein	60	Executive Vice President and Co-General Manager – Aerospace Division
Raanan Horowitz	50	President and Chief Executive Officer – Elbit Systems of America
Bezhalel Machlis	47	Executive Vice President and General Manager – Land and C4I Division
Ilan Pacholder	56	Executive Vice President – Mergers and Acquisitions, Offset and Financing
Marco Rosenthal	63	Executive Vice President and Co-General Manager – Technologies and Operations Division
Haim Rousso	64	Executive Vice President – Engineering and Technology Excellence
Gideon Sheffer	62	Executive Vice President – Strategic Planning and Business Development – Israel
Yoram Shmuely	50	Executive Vice President and Co-General Manager – Aerospace Division
Udi Vered	52	Executive Vice President – Service Solutions

Joseph Ackerman. Joseph Ackerman was appointed as President and Chief Executive Officer in 1996. From 1996 to 2004, he served as a member of our Board. From 1994 to 1996, he served as senior vice president and general manager of Elbit Ltd.’s defense systems division. Mr. Ackerman joined Elbit Ltd. in 1982 and held various management positions, including general manager – EFW, senior vice president – operations, vice president – operations and vice president – advanced battlefield systems. He serves as chairman or as a director on the boards of many of our affiliated companies. Mr. Ackerman holds a bachelor of science degree in aeronautical engineering from the Technion and was awarded an honorary doctorate by the Technion.

Elad Aharonson. Elad Aharonson was appointed as Executive Vice President and General Manager – UAS Division in January 2011, after serving as vice president – UAV systems since 2009. He joined Elbit Systems in 2004 and held various senior program management positions relating to UAS. Prior to that, Mr. Aharonson  served as an officer in the IDF holding command positions in the Artillery Branch and in the Ground Forces’ UAV unit. Mr. Aharonson holds an L.L.B. degree in law and a bachelor’s degree in business administration from the Hebrew University.

David Block Temin. David Block Temin was appointed as Executive Vice President, Chief Legal Officer and Chief Compliance Officer in 2008, after serving as  corporate vice president since 2000 and as general counsel since 1996. From 1987 to 1996 he was a legal advisor to Elbit Ltd. Prior to that, Mr. Block Temin was  an attorney with law firms in New York City. Mr. Block Temin received a juris doctor degree as well as a master of arts degree in international relations from Stanford University and holds a bachelor of arts degree in political science from the University of Maryland. He is admitted to the Israeli and New York bars.

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

Adi Dar. Adi Dar was appointed as Executive Vice President and General Manager – Electro-Optics Elop Division in 2009. From 2006 until his current appointment he served as Elop’s vice president for business development. Prior to that he served in a number of management positions in Elbit Systems, which he joined in 2002. From 1999 until 2002, he was vice president for business development and marketing at Elron Telesoft Ltd. Mr. Dar holds a bachelors degree in industrial engineering from the Technion and an MBA from Tel-Aviv University.

Itzhak Dvir. Itzhak Dvir was appointed as an Executive Vice President in 2008 and has served as Chief Operating Officer since 2004. From June to December 2010, he also served as general manager (acting) of the UAS Division. He was appointed as a corporate vice president in 2000. Mr. Dvir served as general manager – UAV, tactical and security systems from 2003 until 2004. From 2000 through 2002, he was general manager – C4I and battlefield systems. From 1996 until 2000, he was vice president and division manager – UAV and C3 division. Mr. Dvir joined Elbit Ltd. in 1989 and held various management positions, including vice president – UAV division, vice president – advance battlefield systems division and marketing director – battlefield systems division. Prior to that he served as a career officer in the IAF, retiring with the rank of colonel. Mr. Dvir holds a bachelor of science degree in aeronautical engineering from the Technion and a master of science degree in aeronautical engineering from the U.S. Air Force Institute of Technology at Wright Patterson Air Force Base.

Jacob Gadot. Jacob Gadot was appointed as Executive Vice President – International Marketing and Business Development in 2009. From 2008 until his current appointment he was executive vice president – mergers and acquisitions, after serving as corporate vice president – mergers and acquisitions since 2000. He also served as chief technology officer from 2001 until 2005. Mr. Gadot held the position of vice president – mergers and acquisitions from 1998 to 2000 and vice president – business development from 1996 to 1998. Mr. Gadot joined Elbit Ltd. in 1983 and held various management positions, including vice president – international marketing and head of the airborne division. Prior to that, he worked for Motorola Israel, after serving for ten years as an officer in the IAF. Mr. Gadot holds a bachelor of science degree in electrical engineering from the Technion.

Ran Galli. Ran Galli was appointed as Executive Vice President – Strategic and Security Initiatives in 2009. From 2008 until his current appointment he was executive vice president – strategic initiatives, after serving as corporate vice president – strategic initiatives since 2005. He served as corporate vice president – major campaigns from 2003 until 2005. From 1999 until 2003 he served as corporate vice president – business development and marketing. Mr. Galli joined Elbit Systems in 1997 as vice president – business development. Prior to that, he served as corporate vice president – business development and marketing at Rafael, which he joined in 1990, after retiring from the IAF with the rank of colonel. In the IAF he served as head of research and development, following numerous aircraft program management positions. Mr. Galli holds bachelor and master of science degrees in aeronautical engineering from the Technion.

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

Zeev Gofer. Zeev Gofer was appointed as Executive Vice President – Strategic and Business Development – North America in 2009. From 2008 until his current appointment he was executive vice president – business development and marketing, after serving as corporate vice president – business development and marketing since 2003. He previously served as corporate vice president and as co-general manager – aircraft and helicopter upgrades and systems from 2000 until 2003. From 1999 until 2000, he was vice president – aircraft upgrades and airborne systems division, having served as division manager since 1996. He joined Elbit Ltd. in 1982 and held various management positions, including director of the aircraft upgrade division, director of a major aircraft upgrade program, director of avionics system engineering and technical manager of the Lavi aircraft avionics program. Mr. Gofer holds bachelor and master of science degrees in electronic engineering from the Technion and a master of science of management degree from the Polytechnic University of New York.

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

Bezhalel Machlis. Bezhalel Machlis was appointed as Executive Vice President and General Manager – Land and C4I Division in 2008 after serving as corporate vice president and general manager – land systems and C4I since 2004. In 2003, he served as corporate vice president and general manager – ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president – battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and an MBA from Tel-Aviv University.

Ilan Pacholder.  Ilan Pacholder was appointed as Executive Vice President – Mergers and Acquisitions in 2009, in addition to his position as Executive Vice President – Offset and Financing to which he was appointed in 2008. During 2007, he served as vice president and chief financial officer of Tadiran Communications Ltd. Mr. Pacholder served as corporate secretary and vice president – finance and capital markets of Elbit Systems from 2003 until 2006. From 2001 until 2003, he served as vice president – finance. Mr. Pacholder joined Elbit Ltd. in 1994 and held various senior positions in the finance department. Prior to joining Elbit Ltd. he served as the chief financial officer for Sanyo Industries in New York. Before that Mr. Pacholder worked for Bank Leumi in New York for 10 years and held the position of vice president in the international and domestic lending departments. Mr. Pacholder holds a bachelor of arts degree in accounting and economics from Queens College in New York and an MBA in finance and investments from Adelphi University.

Marco Rosenthal. Marco Rosenthal was appointed as Executive Vice President and Co-General Manager – Technologies and Operations Division in 2008, after serving as corporate vice president and co-general manager – technologies and operations division since 2005. He served as corporate vice president – manufacturing and purchasing from 2001 until 2005, having served from 1999 to 2001 as vice president – operations and general manager of the Karmiel facility. From 1996 to 1999, he served as vice president – material. Mr. Rosenthal joined Elbit Ltd. in 1975 and held various management positions, including director of the sales department. Mr. Rosenthal holds a degree in technical engineering from the Technion and a degree in business management from Haifa University.

Haim Rousso. Haim Rousso was appointed as Executive Vice President – Engineering and Technology Excellence in 2009. Prior to that he served from 2008 as executive vice president and general manager – electro-optics Elop division after serving as corporate vice president and general manager of Elop since 2000. He held various management positions in Elop since 1972. He serves on the board of directors of Starling Advanced Communications Ltd. Mr. Rousso holds bachelor and master of science degrees in electrical engineering from the Technion.

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

    Udi Vered. Yehuda (Udi) Vered was appointed Executive Vice President – Service Solutions in 2009. In addition he has served as vice president – marketing for the land and C4I division since February 2010. Prior to that, since 2004 he served as chief financial officer and vice president for contracts and sales of the land and C4I  division. Mr. Vered joined Elbit Systems in 2003 as vice president for contracts and sales and chief financial officer – ground, C4I and battlefield systems. Before that, he served as an aircrew officer in the IAF, where he holds the rank of colonel (reserves). He serves on the board of directors of Chip PC Ltd. Mr. Vered holds a bachelor of arts degree in management and economics from Tel-Aviv University, an MBA from Ben Gurion University and is a graduate of the Harvard University Business School’s Advanced Management Program.

Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to all of our directors and officers as a group for the fiscal year ended December 31, 2010:

	Salaries, Directors’ Fees Commissions and Bonuses		Pension, Retirement and Similar Benefits
	(U.S. dollars in thousands)
All directors (consisting of 11 persons)	$342	(*)	$—
All officers (consisting of 20 persons)	$10,455	(**)	$1,207
_________

(*)
Elbit Systems’ shareholders at the annual general shareholders meeting held in 2004 approved payment to directors thereafter in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity. These rates were linked to the Israeli consumer price index and were so updated and paid by Elbit Systems through March 2008. At an extraordinary general shareholders meeting held in March 2008, our shareholders approved increasing compensation, effective April 1, 2008 (and thereafter so long as such approval has not been replaced or revoked by the shareholders) to our External Directors and to other directors meeting the director independence criteria of Nasdaq, each of whom has additional duties under applicable non-Israeli law. The increased compensation was consistent with amendments to Israeli law regarding compensation to External Directors who serve on the boards of “dual listed” companies, such as Elbit Systems. As a result, External Directors and other such “independent” directors are and will be entitled, so long as the above-mentioned resolution adopted in March 2008 is in effect, to an annual fee of NIS 110,329 (equal to approximately $29,563) and a per meeting fee of 2,427 NIS (equal to approximately $650), which reflect the fees levels previously approved at the 2008 Shareholders’ Extraordinary General Meeting and linked to the Israeli consumer price index. The other directors are paid the following compensation: an annual fee of NIS 54,473 (equal to approximately $14,596) and a per meeting fee of NIS 2,055 (equal to approximately $550), which reflect the fees levels previously approved at the 2004 annual general shareholders meeting and linked to the Israeli consumer price index. We currently intend to maintain such compensation rates to such directors. Compensation payments to directors are made either directly to the director or to his or her employing company.

(**)
We recorded an amount of approximately $5.2 million in 2010 as compensation costs related to stock options granted to our Executive Officers under our 2007 Employee Stock Option Plan. (See below “Share Ownership – Elbit Systems’ Stock Option Plans.”)

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

The Companies Law requires the board of directors of a public company, after considering the company’s type and size and the scope and complexity of its activities, to determine the minimum number of directors on the board having financial and accounting expertise as defined in the Companies Law. Our Board has adopted a policy pursuant to which it will include a minimum of two directors having financial and accounting expertise as defined under the Companies Law. Currently our Board has three directors who are considered by the Board to have financial and accounting expertise: Dr. Gleitman, Mr. Asheri and Mr. Ne’eman. In addition, the Companies Law provides that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the election of a director is to be considered, will not be held unless the nominee has declared to the company that he or she complies with the above-mentioned requirements, and the details of his or her applicable qualifications are provided. Each of our elected directors has declared to our Board that he or she complies with the required qualifications under the Companies Law for appointment as a member of our Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our Board.

The current External Directors on our Board were each appointed at a general meeting of shareholders, with their terms expiring as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in November 2010. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

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

External Directors

Under the Companies Law publicly held Israeli companies are required to appoint at least two “External Directors.” Among other requirements, a person may serve as an External Director if that person (and each of that person’s relatives, partners and employers, or any person to whom he or she directly or indirectly reports), or any entity controlled by that person, did not have, at any time during the two years preceding that person’s appointment as an External Director, any affiliation with any of: (1) the applicable company, (2) the entities controlling the company, (3) the entities controlled by the company or (4) the entities controlled by the company’s controlling shareholders. In addition, a person may serve as an External Director if and so long as: (1) no conflict of interest exists or may exist between his or her responsibilities as a member of the board of directors of the respective company and his or her other positions or business activities or (2) such position or business activities would not impair his or her ability to serve as a director.

In general, at least one External Director must have “financial and accounting expertise”, and the other External Director(s) must have “professional competence” as described below. However, in companies such as Elbit Systems that are “dual listed” (for example traded on a stock exchange in both Israel and the U.S.)  if one or more other directors who meet the independence criteria applicable to members of the audit committee under the foreign applicable law (including stock exchange rules) have been determined by the board of directors to have “financial and accounting expertise” then it is permissible for any or all of the External Directors to have only “professional competence” as described below. Under the relevant regulations of the Companies Law, a director has “financial and accounting expertise” if he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion with respect to the manner in which the financial data is presented. The evaluation of the “financial and accounting expertise” of a director is to be made by the board of directors taking into account the parameters specified in the relevant regulations of the Companies Law. A director has “professional competence” if he or she (1) has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or (2) has at least five years experience in a senior position in the business management of any corporate entity with a substantial scope of business, in a senior position in public service or in the field of the applicable company’s business. The evaluation of the professional competence of a director is to be made by the board of directors.

    According to Israeli law, External Directors serve for a three-year term following which they may stand for re-election to an additional term of three years. External Directors in companies such as Elbit Systems that are “dual listed” may stand for re-election to additional terms of up to three years each beyond the first two terms, subject to meeting the following conditions: (1) the audit committee and the board both determine that based upon the expertise and the unique contribution of the External Director to the work of the board and its committees, his or her re-election for an additional term is for the benefit of the company; (2) his or her re-election is approved at a general shareholders meeting by the special majority required for nomination of External Directors under the Companies Law; and (3) his or her terms of service as an External Director and the considerations of the audit committee and the board regarding his or her re-election were presented to the general meeting of shareholders prior to the vote on such approval. At a general meeting of shareholders held in March 2008, our shareholders approved an amendment to our Articles of Association, consistent with such amendment to Israeli law, allowing External Directors of the Company to be elected to more than two terms of service. Any committee of the Board must include at least one External Director, and all External Directors must be members of the Audit Committee.

Yehoshua Gleitman and Dalia Rabin currently serve as our Board’s External Directors. Dr. Gleitman’s term of office ends in March 2013, and the term of office of Dalia Rabin ends in November 2013. Yehoshua Gleitman was determined by the Board to have financial and accounting expertise under Israeli law, and Dalia Rabin was determined by the Board to have the applicable professional competence to serve as an External Director.

Audit Committee. Avraham Asheri (Chair), Moshe Arad, Yehoshua Gleitman, Yigal Ne’eman and Dalia Rabin are members of the Audit Committee. The Audit Committee operates in accordance with an Audit Committee Charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. All of the members of the Audit Committee meet the applicable requirements of the Companies Law and have been determined to be independent as defined by the applicable Nasdaq rules and those of the U.S. Securities Exchange Commission (SEC). The Audit Committee meets from time to time in executive sessions and also conducts annual assessments of the sufficiency of its Charter and of the Committee’s compliance with its obligations. (See Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions – Internal Auditor and Audit Committee; Item 16A. Audit Committee – Financial Expert and Item 16D. Exemptions from Listing Standards for Audit Committees.)

Financial Statements Review Committee. Yehoshua Gleitman (Chair), Avraham Asheri, Moshe Arad, Yigal Ne’eman and Dalia Rabin are members of the Board’s Financial Statements Review Committee, which was established in March 2011. Pursuant to the Israeli Companies Regulations, a public company, such as Elbit Systems, is required to establish a committee of the board of directors for the examination of the financial statements. Commencing with the annual financial statements of 2010, financial reports of a public company may be brought for discussion and approval of the board only after such committee has discussed and formulated recommendations to the board in connection with: (1) the valuations and estimates used in connection with the financial statements; (2) the internal controls related to financial reporting; (3) the completeness and appropriateness of disclosure in the financial statements; (4) the accounting policy adopted and accounting treatment applied in the material matters of the company; and (5) valuations, including the assumptions and estimates underlying them, on which data in the financial statements is provided. The chairperson of the committee must be an External Director and the other members of the committee must be directors who meet certain independence requirements, and, among other criteria, must be able to read and understand financial statements, with at least one of the members having "financial and accounting expertise" (as defined above).  Yehoshua Gleitman, Avraham Asheri and Yigal Ne’eman have been determined by the Board to have “financial and accounting expertise”.

Compensation Committee. Avraham Asheri (Chair), Moshe Arad and Yehoshua Gleitman are members of the Board’s Compensation Committee. The purpose of the Compensation Committee is to carry out on behalf of the Board the responsibilities of the Board relating to approval of compensation of the Company’s senior officers, however, compensation terms of the Company’s President must also be approved by the Board as a whole. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

    Corporate Governance and Nominating Committee. Yehoshua Gleitman (Chair), Avraham Asheri, Yigal Ne’eman and Dalia Rabin are members of the Board’s Corporate Governance and Nominating Committee. This Committee operates in accordance with a Corporate Governance and Nominating Committee Charter that specifies its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The role of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its responsibilities with respect to the qualification of candidates to become Board members and to monitor compliance with corporate governance requirements applicable to Board members. All of the members of the Corporate Governance and Nominating  Committee have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. A nominee to our Board must have such experience in business or financial matters as would make such nominee an asset to the Board. In recommending director candidates, our Corporate Governance and Nominating Committee takes into consideration such factors as it deems appropriate based on our current needs. These factors may include: professional and person ethics and integrity; business, professional and industry knowledge, sophistication and contacts; the ability to make informed and independent judgments on a wide range of issues; relevant skills and experience demonstrated through business, professional, charitable or civic affairs; and the candidate’s ability to devote the required time and effort to serve on our Board. (See Item 16.G. Corporate Governance.)

Board Committee Membership

Audit Committee:	Financial Statements Review Committee:	Corporate Governance and Nominating Committee:	Compensation Committee:
Avraham Asheri (Chair)	Yehoshua Gleitman (Chair)	Yehoshua Gleitman (Chair)	Avraham Asheri (Chair)
Moshe Arad	Avraham Asheri	Avraham Asheri	Moshe Arad
Yehoshua Gleitman	Moshe Arad	Yigal Ne’eman	Yehoshua Gleitman
Yigal Ne’eman	Yigal Ne’eman	Dalia Rabin
Dalia Rabin	Dalia Rabin

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2010, 2009 and 2008 were as follows:

	Total Employees	U.S. Employees
2010	12,317	1,963
2009	11,238	1,806
2008	10,876	1,826

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, Elop, ESLC, Cyclone, Elisra, Tadiran Systems, Tadiran Spectralink and Soltam are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 2,485 employees in Israel are covered by such agreements that extend for various periods up to 2017. Approximately 210 of the employees at Elbit Systems of America’s Forth Worth operations are covered by a collective bargaining agreement in effect until November 2011.

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

During 2007, we granted to approximately 200 employees an aggregate total of 2,381,300 options under the Plan. The average exercise price of the options was $33.27. During 2008, we granted an additional 135,800 options to 34 employees, at an average exercise price of $56.15. During 2009, we granted an additional 58,500 options to 12 employees, at an average exercise price of $50.33. During 2010, we granted an additional 28,000 options to seven employees at an average exercise price of $52.31. The options are exercisable for five years from the Commencement Date. The compensation expenses related to the options granted in 2008,  2009 and 2010 were not material. As part of the overall grant in the first quarter of 2007, our President, Joseph Ackerman, was granted 95,000 options under the Plan at an exercise price of $33.20 per share. No directors were granted options under the Plan, but officers other than Mr. Ackerman were granted under the Plan an aggregate of 706,980 options in 2007, at an average exercise price of $33.34, an aggregate of 7,000 options in 2008, at an average exercise price of $53.60, an aggregate of 15,000 options in 2009, at an average exercise price of $48.10,  and an aggregate of 5,000 options in 2010, at an average exercise price of $53.88.

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

Half of the options granted to any employee under the Post Merger Plan were exercisable into one of our ordinary shares per option in consideration for the employee’s payment to us of the exercise price. The remaining options granted to any employee under the Post Merger Plan consisted of “phantom” options, which are similar to share appreciation rights. These options entitle the employee, on exercise of the phantom options, to receive shares in an amount corresponding to the value of the difference between the “deemed” option exercise price and the closing TASE trading price on the date before the option exercise date. For phantom options the employee pays only the par value of the shares actually received. The exercise price for options granted is 85% of the average price of Elbit Systems’ shares on the TASE for the 60 trading days prior to the specific option grant. As of February 28, 2011, the only options remaining outstanding under the Post Merger Plan are options exercisable into 10,131 ordinary shares, based on the shares’ February 28, 2011 closing price on TASE of $51.07. The options expire upon the earlier of six years after the grant date or 90 days after the employee’s termination of employment with Elbit Systems or its subsidiaries, as applicable.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

We had, as of February 28, 2011, 42,763,037 ordinary shares outstanding.(1) The following table sets forth specific information as of February 28, 2011, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our officers and directors as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel (2)	19,457,566		45.50%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	8.97%

Migdal Insurance & Financial Holdings Ltd. 4 Efal Street Petach Tikva, Israel	2,205,655		5.15%

All officers and directors as a group (29 persons)	171,799	(4)	0.40%

__________

(1)	The total number of ordinary shares includes 23,021 ordinary shares held by one of our subsidiaries but excludes 385,900 ordinary shares held by us as treasury shares.

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

As of February 28, 2011, 4,655,448 ordinary shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in 2004 of our ordinary shares from Elron Electronics Industries Ltd. as well as to guarantee an increase of the loan provided to FEL according to an 2007 amendment to the loan agreement. In addition, 2,175,000 ordinary shares held by FEL were pledged in favor of Bank Hapoalim BM, in connection with FEL’s purchase in 2006 from Koor Industries Ltd. of 2,350,000 of our ordinary shares.

(3)	The amount of ordinary shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)
This amount does not include any ordinary shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above. The amount includes 105,905 ordinary shares underlying options that are currently exercisable or that will become exercisable within 60 days of February 28, 2011. A portion of the underlying options are “phantom options” or “cashless” options that have been calculated based on our February 28, 2011 closing share price on the TASE of $51.07.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

Our major shareholders have the same rights as other holders of our ordinary shares. (See also Item 10. Additional Information – Provisions Relating to Major Shareholders.)

The only changes in shareholdings by major shareholders in the last three years were those relating to FEL as follows:

	February 28, 2011			February 28, 2010		May 31, 2009			May 31, 2008
	Shares Owned		% of Shares Owned	Shares Owned	% of Shares Owned	Shares Owned		% of Shares Owned	Shares Owned		% of Shares Owned
FEL	19,457,566	(1)	45.50%	19,342,625	45.49%	19,342,625	(2)	45.91%	19,183,763	(3)	45.57%

__________

(1)	Reflects incidental purchases by FEL of shares in open market transactions during May 2010 – February 2011.

(2)	Reflects incidental purchases by FEL of shares in open market transactions during May 2008 – February 2009.

(3)	Reflects incidental purchases by FEL of shares in open market transactions during January – April 2008.

As of February 28, 2011, approximately 7.85% of our outstanding ordinary shares were held in the United States by approximately 164 shareholders of record registered on the books of our transfer agent.

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

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Export sales constitute a significant portion of our sales. In 2010, export sales were approximately $2.0 billion, constituting approximately 76% of our total sales. (For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2010 Compared to 2009 – Revenues.)

Legal Proceedings

Pinpoint. In December 2009, a claim in the amount of approximately $10 million was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (Pinpoint) and four of its founders against two of our Israeli subsidiaries, Elbit Systems Holdings (1997) Ltd. and Kinetics, as well as against one of our officers, Jacob Gadot. Pinpoint is a special purpose acquisition company that was in negotiations with us and other Kinetics’ shareholders regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that our decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. We believe there is no merit to the allegations made in the claim and have responded accordingly to the Court.  In March 2010, the Court requested the parties to attempt mediation, and a mediation process is ongoing.

    Credit Suisse.  In May 2009, Elbit Systems filed a claim in the U.S. District Court for the Southern District of Illinois against Credit Suisse Group (CSG).  The complaint seeks to recover approximately $16 million that Elbit Systems believes was fraudulently obtained by CSG and by its subsidiary Credit Suisse Securities (USA) from Tadiran Communications Ltd. (Tadiran Communications) in 2007 in connection with auction rate securities purchased by Tadiran Communications through CSG.  In 2008, Tadiran Communication was merged into Elbit Systems, and Tadiran Communications’ activities are currently performed as part of Elbit Systems’ wholly-owned Israeli subsidiary, Elbit Systems Land and C4I Ltd.  CSG filed a motion to dismiss the claim based on a release signed by Tadiran Communications in 2007. In December 2009, the case was moved to the Federal Southern District of New York. In July 2010, the Court ordered the parties to continue discovery regarding the release and ruled that the meaning and scope of the release will be decided in a hearing on summary judgment rather than on a motion to dismiss.

ImageSat

Between 2007 and January 2010, various claims were filed in the U.S. District Court for the Southern District of New York (the Federal SDNY) and the Supreme Court of the State of New York, County of New York (New York State Court) by certain minority security holders of ImageSat against ImageSat, IAI, Elbit Systems, Elop and certain current and former officers and directors of ImageSat.  The former directors include, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (currently Elbit Systems’ Board Chairman, Chief Executive Officer and Chief Financial Officer, respectively), who at various times in the past served as Elop’s nominee to ImageSat’s board of directors. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. The claims contained various allegations that the defendants breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. The claims alleged various causes of action and damages aggregating hundreds of millions of dollars, not all of which were alleged against Elbit Systems, Elop and/or each of the individual defendants. As of February 28, 2011, all of the above-mentioned claims have been dismissed by the Federal SDNY and the New York State Court (and applicable appellate courts) on the grounds of forum non-conveniens, except for two remaining proceedings in the New York State Court by certain of the plaintiffs, claiming a breach of the Security Holders Agreement between various security holders of ImageSat, including Elop, based on an alleged failure to appoint independent directors to the ImageSat board of directors.  Elbit Systems and Elop believe such claims are baseless and have filed corresponding responses to the Court.

In April 2010, Elbit Systems and Elop were served with an Application to Approve a Derivative Action (the Application) filed in the District Court of Petach Tikva, Israel, by certain minority shareholders of ImageSat.  The Application names a number of respondents, including among others, ImageSat, IAI, Elop, Elbit Systems and several former directors of ImageSat, including, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (Elbit Systems, Elop and the above-named former directors are referred to as the Elbit Defendants).  The Application requests the Court to approve the filing of a derivative action on behalf of ImageSat for alleged breaches by some of the respondents of the applicants’ rights as minority shareholders in ImageSat.  The nature of the allegations is substantially similar to those previously made by the applicants in various claims referred to above made in federal and state courts in New York.  In July 2010, the Elbit Defendants filed motions to dismiss the Application on various grounds relating both to Netherland Antilles and Israeli law.  The Elbit Defendants believe that there is no merit to the allegations made against them in this claim. IAI has agreed to indemnify Elbit Systems, Elop and the directors nominated by Elop to ImageSat’s board, for any losses arising out of any of the foregoing claims or legal proceedings, net of insurance proceeds received from ImageSat’s insurance policies and any indemnification proceeds received from ImageSat.

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2008	$ 1.42 per share
2009	$ 1.82 per share
2010	$ 1.44 per share

Significant Changes

Other than those significant events described in this annual report, if any, there have not been any significant changes since December 31, 2010.

Item 9.	The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are listed on the TASE and are quoted on Nasdaq under the symbol “ESLT”.

The high and low sale prices for our ordinary shares for the five most recent fiscal years are:

	Nasdaq		TASE (1)
	High	Low	High	Low
2006	$34.03	$23.00	$33.60	$22.96
2007	$59.56	$32.32	$59.93	$32.47
2008	$63.40	$36.25	$62.64	$36.06
2009	$70.50	$40.50	$69.78	$40.27
2010	$66.65	$46.80	$65.69	$46.70

The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the next subsequent quarter are:

	Nasdaq		TASE (1)
	High	Low	High	Low

2009
First Quarter	$49.94	$40.50	$43.56	$40.27
Second Quarter	$61.90	$45.72	$60.30	$44.75
Third Quarter	$70.50	$57.82	$69.78	$62.66
Fourth Quarter	$69.69	$60.12	$69.25	$59.36

2010
First Quarter	$66.65	$59.27	$65.69	$58.67
Second Quarter	$65.35	$48.50	$64.97	$48.77
Third Quarter	$55.31	$49.35	$54.83	$48.33
Fourth Quarter	$55.71	$46.80	$55.13	$46.70

2011
First Quarter (through February 28, 2011)	$55.94	$48.78	$56.09	$48.87

The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE (1)
	High	Low	High	Low
September 2010	$53.18	$50.38	$52.82	$50.91
October 2010	$55.75	$51.99	$55.14	$51.98
November 2010	$53.20	$46.80	$53.58	$46.70
December 2010	$52.95	$50.57	$53.21	$50.70
January 2011	$55.95	$48.78	$56.15	$49.72
February 2011	$51.81	$48.94	$52.88	$48.87
__________

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

The Companies Law and Restated Articles of Association. The Companies Law is the basic corporation law governing Israeli publicly and privately held companies. The Companies Law mandates specific provisions be included in an Israeli company’s articles of association, which are included in Elbit Systems Restated Articles of Association (the Articles of Association).

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

Office Holders

The Companies Law specifies the duty of care and fiduciary duties that an “Office Holder” owes to a company. An Office Holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person who fulfills these functions without regard to that person’s title or other manager directly subordinate to the general manager. Each person listed above in Item 6. Directors - Senior Managment and Employees - Directors and Executive Officers, is an Office Holder of Elbit Systems.

    Under the Companies  Law, an Office Holder’s fiduciary duty includes the general duty to act  in good faith and for the benefit of  the company, avoiding  any conflict  of interest between  the Officer Holder’s position in the company and  his or  her personal affairs. The fiduciary duty also includes avoiding any competition with the company and avoiding exploiting any business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company’s affairs that the Officer Holder has received due to his or her position as an Office Holder. Under the Companies Law voting agreements among directors are considered a breach of fiduciary duty. The duty of care requires an Office Holder to act in a way that a reasonable Office Holder would act in the same position and under similar circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information. In addition, all compensation arrangements that are not extraordinary between a company and Office Holders who are not directors require, in accordance with the Company’s Articles of Association, approval of the Compensation Committee of our Board (with the exception of arrangements relating to the Company’s President, which require approval of the Board as a whole.) Compensation arrangements that are extraordinary between a company and Office Holders, and any compensation of directors require the approval of the audit committee and the board of directors. In some cases, compensation of directors may also require shareholder approval. (See below “Approval of Certain Transactions”). Elbit Systems’ directors are compensated at rates approved by a general meeting of shareholders. (See Item 6. Directors, Senior Management and Employees – Compensation of Directors and Officers.)

Approval of Certain Transactions

Approval Procedures. The Companies Law requires that certain transactions, actions and arrangements, mainly with related parties, be approved as provided for in the Companies Law and in a company’s articles of association and in many cases by the audit committee and by the board of directors. Sometimes shareholder approval is also required.

Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder (see “Provisions Relating to Major Shareholders” below) of a publicly traded company immediately disclose (and no later than the first board meeting the transaction is discussed) any “Personal Interest” that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company. A director with a Personal Interest in any such matter that is brought for approval of the audit committee or board of directors may not be present at the meeting where the matter is being deliberated or approved and may not vote on the matter, unless a majority of the members of the audit committee or of the board of directors (as the case may be) have a Personal Interest in the approval of the relevant transaction. In the event that the majority of the members of the board of directors have a Personal Interest in the relevant transaction, the approval of the shareholders is also required. Personal Interest also includes any interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of them. It also includes an interest by any entity in which the Office Holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is other than in the ordinary course of business, other than on market terms or is likely to have a material impact on the company’s profitability, assets or liabilities.

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

Except for certain specific exemptions under the Companies Law, extraordinary transactions with controlling shareholders or extraordinary transactions with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest,  as well as terms of service of controlling shareholders or certain of their relatives who serve as employees or Office Holders of the applicable company require approval by the audit committee, the board of directors and a general meeting of shareholders by a special majority as provided in the Companies Law. (See also “Provisions Relating to Major Shareholders” below.)

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

A company may not indemnify an Office Holder or enter into an insurance contract that would provide coverage for any monetary liability incurred or exempt an Office Holder from liability to the company with respect to each of the following:

(1)
a breach of fiduciary duty, except indemnification or insurance that provides coverage for a breach of a fiduciary duty to the company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the company;

(2)	a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care other than mere negligence;

(3)	an act done with the intent to unlawfully realize a personal gain; or

(4)	a fine or monetary penalty imposed upon such Office Holder.

Insurance and Indemnification of Directors and Officers under the Articles of Association

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

In addition, Elbit Systems’ Articles of Association permit indemnification, subject to the provisions of the Companies Law, retroactively or in advance, of a director or officer against:

(1)
a monetary liability imposed on the director or officer or paid by him or her in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court; however, such undertaking will be limited to events which, in the Board’s opinion, are foreseeable in light of the Elbit Systems’ actual activities at the time of granting the obligation to indemnify, and to a sum or criteria as the Board deems reasonable under the circumstances, and the undertaking to indemnify will specify the aforementioned events and sum or criteria;

(2)
reasonable legal fees incurred by a director or officer in an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding (i) concludes without the filing of an indictment against the director or officer and without imposition of monetary payment in lieu of criminal proceedings, or (ii) concludes with imposing on the director or officer monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent;

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

In August 2009, a general meeting of Elbit Systems’ shareholders approved a framework resolution that allows Elbit Systems to purchase directors and officers (D&O) liability insurance that meets the framework resolution’s terms. The framework resolution covers a five-year period beginning in August 2009, or until the close of our shareholders’ annual general meeting to be held in 2014, whichever occurs later, and allows for an aggregate increase of insurance coverage of up to $70 million (from the then current level of $45 million) for any year covered by the policy. As of February 28, 2011, the D&O policy’s limit of liability was up to $65 million. The framework resolution also allows for an increase of up to a maximum aggregate of 125% of the then current annual premium ($391,400). As of February 28, 2011, the annual premium was $437,100. The Audit Committee and the Board must approve that any purchase of D&O insurance falls within the terms of the framework resolution.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each of which 42,763,037 ordinary shares were issued and outstanding as of February 28, 2011. All issued and outstanding ordinary shares are fully paid and non-assessable.

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

General Meetings of Shareholders

An annual general meeting of our shareholders must be held once in each year and not later than 15 months after the preceding annual general meeting. The Board determines the location of the meeting. All shareholders are entitled to attend and vote in person or by proxy at annual general meetings. Notice of annual general meetings may be sent by us by personal delivery or by sending it by prepaid registered mail. Such notice may be sent by cablegram, telex, facsimile or other electronic means provided confirmation is made by registered mail as stated above. Such notice should be sent to shareholders at the address in our records. Any general meeting that is not an annual general meeting is called an extraordinary general meeting. All shareholders are entitled to attend and vote in person or by proxy at extraordinary general meetings.

In general, subject to the Companies Law, ordinary resolutions in a general meeting require approval of a majority of the votes cast at the general meeting, whether in person or by proxy. (For information as to the required majority for the approval of related party transactions, see “Provisions Relating to Major Shareholders” below.) However, under our Articles of Association, some resolutions require a special majority of at least 67% of all votes properly cast at a general meeting, without taking into account abstentions.

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

Subject to the provisions of our Articles of Association, as well as applicable law and regulations, including applicable laws and regulations of any stock market on which our shares are listed, notice of an annual general meeting and of an extraordinary general meeting must be sent at least 21 days (and in some cases at least 35 days) in advance to all shareholders recorded in our shareholders registry. Such notice must include the place, date and hour of the meeting, the agenda for the meeting, the proposed resolutions and instructions for proxy voting.

The quorum required for a meeting of shareholders, except in the case of certain extraordinary meetings convened in special circumstances, consists of at least two shareholders present in person or by proxy or other voting instrument and holding or representing between them at least one-third of the voting power. The chairman of our Board presides at each of our shareholders’ meetings. A meeting adjourned for lack of a quorum will be adjourned to the same day in the following week, at the same time and place, or to the day, time and place that the Board determines, with notice to the shareholders. At the reconvened meeting, if a quorum is not present within one-half hour from the time appointed for holding the adjourned meeting, the required quorum then is two shareholders, present in person or by proxy or other voting instrument, representing at least 10% of the voting power. Nasdaq Listing Rule 5620(c) provides that a company listed on the Nasdaq Global Select Market should have a quorum requirement for shareholder meetings of at least one-third of the company’s outstanding common voting stock. As described above, our general quorum requirement is consistent with the Nasdaq Listing Rule. However, in the case of an adjourned meeting, our Articles of Association, consistent with what is permissible under the Companies Law, provide for a 10% quorum requirement.

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

Under the Companies Law, the disclosure requirements with respect to the disclosure of a Personal Interest that apply to an Office Holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Except for certain specified exemptions, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, and the engagement of a controlling shareholder or his or her relative as an Office Holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority vote, provided that either:

•
such majority includes at least one-third of the total votes of shareholders who have no Personal Interest in the approval of the transaction and who are present and voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

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

Material Contracts

In  June 2010, Elbit Systems completed a public offering on the TASE of NIS 1.1 billion (approximately $283 million) of Series A Notes.  See Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Israeli Debt Offering. Other than that, Elbit Systems has not entered into material contracts since March 1, 2008, other than in the ordinary course of business.

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

The following also contains a discussion of specified Israeli and U.S. tax consequences to our shareholders. It also contains a discussion of the Israeli tax consequences to holders of our Series A Notes. See Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Israeli Debt Offering. The Series A Notes are not registered for trading in the U.S. and may not be sold in the U.S. without registration or compliance with Regulation "S" under the Securities Act.  Therefore, we have not included a discussion of U.S. tax consequences to holders of the Series A Notes. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

General Corporate Tax in Israel

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010) – 2009, which prescribes, among other provisions, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011 of the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20% and 2016 and thereafter – 18%. Israeli companies were subject to 25% corporate income tax in 2010. Corporate income tax rates decreased to 24% in 2011 (according to Amendment 147 of the Israeli Tax Ordinance). Corporate tax rates applicable for 2008 and 2009 were 27% and 26% respectively.

Under the Israeli Tax Ordinance, 1961( the Ordinance) transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arm’s-length principle and reported and taxed accordingly.

In 2008, the Knesset passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting in 2008 and thereafter. Starting in 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, among other provisions, the elimination of the inflationary additions and deductions and the addition of a deduction for depreciation starting in 2008.

Capital gains earned by Israeli companies are subject to the gradually-decreasing corporate income tax rates.

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

Investment Law

The Israeli Law for the Encouragement of Capital Investments, 1959 (the Investment Law) provides tax benefits to companies that make capital investments in eligible fixed assets. Under the Investment Law prior to an amendment in 2005, companies could apply to the Investment Center to be granted “Approved Enterprise” status for certain of their activities. Following the 2005 amendment, the Investment Law allows a company to claim a “Privileged Enterprise” status without the need to obtain approval from the Investment Center, or an “Approved Enterprise” status by applying to receive Investment Center grants. Each approval for an Approved Enterprise and each Privileged Enterprise program relates to a specific investment program.

The benefits granted to an Approved Enterprise and to a Privileged Enterprise under the Investment Law prior to the 2005 amendment and to a Privileged Enterprise after the amendment include:

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

With the exception of distribution upon complete liquidation, a distribution from income exempt under the Approved Enterprise programs benefits will subject the exempt income to corporate tax at the reduced corporate income tax rates pertaining to the Approved Enterprise programs. A distribution from income exempt under the Privileged Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise programs upon distribution or complete liquidation. Distributed amounts will be subject to a 15% withholding tax.

Elbit Systems’ Board and our Israeli subsidiaries’ boards of directors have decided that their respective policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to these companies’ Approved Enterprises and Privileged Enterprises, as such retained earnings are essentially permanent in duration.

As of December 31, 2010, Elbit Systems and some of our subsidiaries in Israel had active Approved Enterprise programs and Privileged Enterprise programs eligible for tax benefits. These programs will expire during the years 2011 to 2018.

In January 2011, the Knesset enacted a reform to the Investment Law, effective January 2011. According to the reform a flat rate tax would apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).  Certain activities such as mining, are excluded from the scope of a Preferred Enterprise, as are government-owned businesses.

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet  the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status.

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate will be 10% in 2011 and 2012, 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate will be 15% in 2011 and 2012, 12.5% in 2013 and 2014 and 12% starting from 2015. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates). A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its Privileged Enterprise or Approved Enterprise status through June 30, 2015 may distribute “Approved Income” or “Privileged Income” subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under Privileged Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Privileged Enterprise’s exempt income.

Capital Gains to a Shareholder

Capital gains to Israeli residents. The tax rate on capital gains to a non-principal individual shareholder (those persons holding less than 10% of our ordinary shares), derived from sales of shares listed on a stock exchange, is 20% on the real capital gain accrued from January 1, 2003 and 25% to an individual principal shareholder. The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the later case, the capital loss that might be set off is the difference between the adjusted average value and the value of the shares at the date of sale. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

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

Capital Gains to a Holder of Series A Notes

 Capital gains to Israeli residents. A capital gain for an individual derived from the sale of a debenture that is not linked to an index, such as our Series A Notes, will be taxable at a rate not to exceed 15%, or 20% in the case of a “non-principal” individual shareholder.  Tax payers claiming a deduction of real interest expenses and linkage differences on debentures such as the Series A Notes will be taxed at a rate of 25% on their real capital gains. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

Capital gains to non-residents of Israel. Gains on the sale of securities traded on the TASE, such as our Series A Notes, held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Taxation on Dividends Paid to a Shareholder

Income tax for individual Israeli residents. Residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). The paying company withholds at source income tax at the rate of 20%. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise and Privileged Enterprise (see above “Investment Law”) are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. (This limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law.) These rates are the final tax on dividends.

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

Taxation of Interest Income of Holders of Series A Notes

Income tax for Israeli residents. In general, an individual will be subject to tax at a rate not to exceed 20% on interest or discount fees originating from fully index-linked debentures, including debentures linked to a foreign currency. In such case, an Israeli resident individual will be tax exempt on the linkage differences derived from the debenture principal, under certain conditions. An individual will be taxable at a rate of 15% on interest or discount fees originating from debentures which are not linked to the index, whether in whole or in part, such as Series A Notes. These tax rates will not apply if any of the following conditions are met: (1) the interest represents income from a "business" or is recorded in the individual's books of account or is required to be so recorded, (2) the individual has claimed deduction of linkage differences and interest expenses on the debentures, (3) the individual is a non-principal individual shareholder or (4) the individual is employed by a corporation that paid the interest, is a supplier of goods or services to the corporation, or has other special relations with the corporation, unless the tax assessing officer is satisfied that the interest rate has been established in good faith and regardless of the existence of any such relations between the individual and the corporation. In these cases, the individual will be taxed at the marginal tax rate.  The paying company will deduct tax at a rate of 15% on interest in respect of unlinked debentures, such as Series A Notes, and a rate of 20% in the case of linked debentures.  A maximum tax rate will apply in the case of an individual who is a non-principal individual shareholder. The tax rate applicable to interest income (including linkage differences) or discount fees of an Israeli resident corporation is the corporate tax rate. The paying company will deduct tax at the corporate tax rate.

Income tax for foreign residents. Commencing January 1, 2009, interest, discount fees or linkage differences paid to a foreign resident on debentures listed on the TASE and issued by an Israeli resident corporation, such as Series A Notes, are typically exempt from Israeli tax, provided that the income is not produced by the foreign resident's permanent establishment in Israel. The tax exemption will not apply in the following circumstances: (1) the foreign resident is a non-principal individual shareholder in the issuing company, (2) the foreign resident is a relative, as defined in the Ordinance, of the issuing company, (3) the foreign resident is an employee, a supplier of goods or services or has special relations with respect to the issuing company (unless it is demonstrated that the interest rate or discount fees have been determined in good faith and regardless of the existence of any special relations) or (4) a foreign resident company held by Israeli residents.  If the tax exemption does not apply as above, the tax rate applicable to interest income received by foreign residents (individuals and corporations) originating from securities will be established in accordance with the provisions of the Ordinance, or in accordance with the provisions of the relevant treaty for the avoidance of double taxation signed between the State of Israel and the foreign resident's country of residence. In such case, the paying company will deduct withholding tax according to the rates prescribed in the Ordinance as above, and this rate may be reduced subject to the relevant treaty for the avoidance of double taxation. As indicated above, the Series A Notes are not registered under the Securities Act and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” under the Securities Act) without registration under the Securities Act or an exception from the registration requirements of the Securities Act.

Israeli Tax on United States Shareholders

Dividends paid by Elbit Systems to a shareholder resident in the United States are generally subject to withholding tax deducted at source in Israel. Israel and the United States are parties to a tax treaty. Under the treaty, the withholding tax rate on a dividend is normally 25% (following amendment 147 to the Ordinance the applicable withholding tax for dividends paid after January 1, 2006 is 20% of the dividend amount) or 15% in connection with an Approved Enterprise / Privileged Enterprise. (See above “Investment Law.”)

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

This summary of Israeli taxation is based on existing treaties, laws, regulations and judicial and administrative interpretations. There can be no assurance that any of these may not be amended or repealed, possibly with retroactive effect, or that a tax authority may take a contrary position. Also, this summary does not address the tax consequences that may be applicable to specific persons based on their individual circumstances. It also does not address any local or other foreign tax consequences. A shareholder or holder of Series A Notes should consult his or her own tax advisor as to the specific tax consequences of purchasing, holding or transferring shares or Series A Notes of Elbit Systems.

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

Dividends

A U.S. Shareholder generally will be required to include in gross income, as ordinary dividends, the amount of any distributions paid on ordinary shares of Elbit Systems to the extent of Elbit Systems’ earnings and profits out of current or accumulated earnings and profits, including the amount of any Israeli taxes withheld in respect of such dividend. Dividends paid by Elbit Systems do not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations.

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

Certain U.S. Shareholders (including individuals) are eligible for reduced U.S. federal income tax rates (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2013. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Shareholder meets certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S. Treaty), which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares should constitute qualified dividend income for U.S. federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. Shareholders. Each individual U.S. Shareholder of ordinary shares is urged to consult his or her own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his or her own particular situation and regarding the computations of his or her foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

Passive Foreign Investment Company rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2010. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Shareholder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

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

Holders of our ordinary shares should consult their own tax advisors concerning the specific U.S. federal, state and local tax consequences of the ownership and disposition of the ordinary shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Shareholders are urged to consult their own tax advisors concerning whether they will be eligible for benefits under the above-mentioned tax treaty.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and its exhibits, may be inspected and copied at the SEC’s Public Reference Room (the Public Reference Room) at 100 F Street, N.E., Washington, D.C. 20549, and copies of the materials may be obtained from the Public Reference Room at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

General

Market risks relating to our operations result primarily from changes in exchange rates and interest rates. Except when we view it necessary, we do not invest in derivative financial instruments or other market risk sensitive instruments. Other than our investment in ARS, we do not believe that we were exposed to any material market risk at December 31, 2010. (For more information on our ARS holdings see Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies – Valuation of Securities – and Liquidity and Capital Resources – Auction Rate Securities.)  In addition, in  June 2010, we completed a public offering on the TASE of NIS 1.1 billion (approximately $283 million) of Series A Notes that bear a fixed-rate of interest through 2020.  See Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Israeli Debt Offering.

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

We use currency hedging contracts to limit exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily GBP and Euro. We also use currency hedging contracts to hedge against anticipated costs to be incurred in a foreign currency, primarily NIS, and to limit our exposure to exchange rate fluctuations related to payroll expenses incurred in NIS. The objective of the foreign exchange contracts is to better ensure that the U.S. dollar-equivalent cash flows are not adversely affected by changes in U.S. dollar/foreign currency exchange rates. In accordance with ASC 815 “Derivatives and Hedging” (ASC 815), these contracts are designated as cash flow hedges. The gain on the effective portion of a cash flow hedge is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects revenues, or as financial expenses, if the hedged transaction becomes probable of not occurring. Any gain after a hedge is re-designated because the hedged transaction is no longer probable of occurring or related to an ineffective portion of a hedge is recognized immediately as financial expenses.

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

Anticipated Transactions

Our anticipated transactions denominated in foreign currencies, with respect to our entities whose functional currency is the U.S. dollar, include firmly committed sales and purchase contracts in Euro, GBP and NIS. Our firmly committed sales contracts maturing in 2011 include $66 million in Euro, $51 million in GBP and $278 million in NIS. Our firmly committed sales contracts maturing in 2012 include $53 million in Euro, $13 million in GBP and $170 million in NIS. Our firmly committed sales contracts maturing in 2013 include $13 million in Euro, $2 million in GBP and $68 million in NIS. Our firmly committed purchase contracts maturing in 2011 include $27 million in Euro, $3 million in GBP and $148 million in NIS. Our firmly committed purchase contracts maturing in 2012 include $2 million in Euro,  $4  million in GBP and $13 million in NIS.  Our firmly committed sales and purchase contracts maturing in each of the years 2013, 2014 and 2015 are not material.

As of December 31, 2010, the total anticipated sales transactions for the five-year period ending December 31, 2015 were $136 million, $66 million and $529 million for Euro, GBP and NIS, respectively. The total anticipated purchase transactions for the five-year period ending December 31, 2015 were $37 million, $10 million, and $234 million for Euro, GBP and NIS, respectively.

The firmly committed sales and purchase contracts described above do not include those of our subsidiaries whose functional currency is not the U.S. dollar and whose exchange rate exposure was not material.

Forward Exchange Contracts Related to Our Anticipated Transactions. We enter into forward exchange hedging contracts in order to limit our exposure to exchange rate fluctuations for our firmly committed sales and purchase contracts described above. As of December 31, 2010, the principal notional amount of the related forward exchange contracts, net, maturing in 2011 was $70 million in Euro (average exchange rate of 1.35) and $66 million in GBP (average exchange rate of 1.64) and for those maturing in 2012, $34 million in Euro (average exchange rate of 1.38) and $13 million in GBP (average exchange rate of 1.87). The principal notional amounts of our related forward exchange contracts, net, maturing in each of the years 2013, 2014 and 2015 are not material. The total principal notional amounts of our forward exchange contracts, as of December 31, 2010 were $128 million and $81 million for Euro and GBP, respectively. (For fair value as of December 31, 2010, see above Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates – Foreign Currency, Derivatives and Hedging.) We also enter into forward exchange hedging contracts to limit our exposure to exchange rate fluctuations related to payroll expenses incurred in NIS. These include forward contracts with principal notional amount of $114 million in NIS (average exchange rate of 3.72) maturing in 2011. These also include a total of $12 million in NIS – put and call options (one-half in put options with an average exchange rate of 3.6 and one-half in call options with an average exchange rate of 3.68). All of the options have maturities of 12 months or less.

Other Derivative Instruments. We also entered into derivative instruments to limit our exposure to exchange rate fluctuations related to loans incurred in GBP. These include forward contracts with principal amount of $20  million (average exchange rate of 1.57) maturing in 2013.  (For fair value as of December 31, 2010, see above Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates – Foreign Currency, Derivatives and Hedging.)

Interest Rate Risk Management

On December 31, 2010, our liquid assets were comprised of cash and cash equivalents, bank deposits, and short and long-term loans. Our deposits are mainly in U.S. dollars, and our debt is mainly in bank loans in U.S. dollars at floating interest rates as well as the Series A Notes. (See above Item 5. Operating and Financial Review and Prospects – Israel Debt Offering.)  The majority of our borrowings are usually linked to the relevant LIBOR plus a spread of 0.75% – 2.57%, and therefore are exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. Most of our loans will mature within the next two to three years.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2010, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of our management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.” Based on this assessment, management believes that, as of December 31, 2010, our internal control over financial reporting is effective.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Azimuth, Soltam, Saymar, ITL Optronics, M7, Ares and Periscopio,  which were acquired in 2010, and are included in our 2010 consolidated financial statements and constituted in the aggregate, as of December 31, 2010, $193 million of total assets and $53 million of revenues, for the year then ended. Our audit of internal control over financial reporting also did not include an evaluation of the internal control over financial reporting of the above-mentioned subsidiaries.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm in Israel and a member of Ernst & Young Global, as stated in their report included in Item 18. Financial Statements.

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

At the annual general shareholders meeting held in November 2010, our shareholders reappointed Kost Forer Gabbay & Kasierer (Kost), an independent registered public accounting firm and member of Ernst & Young Global (E&Y), to serve as our independent auditors. Kost and other E&Y affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2010	2009
	(U.S. dollars in thousands)
Audit Fees	$3,152	$2,889
Tax Fees	$424	$489
Total	$3,576	$3,378

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

Kost and other E&Y affiliates did not bill the Company for services other than the Audit Fees and Tax Fees described above for fiscal year 2010 or fiscal year 2009.

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

Our corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the Nasdaq, except with respect to shareholder meeting quorum requirements in the event of an adjourned meeting, where we follow home country practices. (See Item 10. Additional Information - General Meetings of Shareholders.)

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See Consolidated Financial Statements attached to this annual report on Form 20-F.

Item 19.	Exhibits.

(a)	Index to Financial Statements

(b)	Exhibits

1.1	Elbit Systems’ Memorandum of Association (1)

1.2	Elbit Systems’ Restated Articles of Association (2)

4.1	Elbit Systems 2007 Stock Option Plan (3)

4.2	Elbit Systems’ Post Merger Stock Option Plan (Summary in English) (1)

8	Primary Operating Subsidiaries of Elbit Systems

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer

__________
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

Date: March 14, 2011

ELBIT SYSTEMS LTD.

By:	/s/ JOSEPH ACKERMAN
Name:	Joseph Ackerman
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2010
(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2010
In thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2 – F-3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Income	F-6

Statements of Changes in Shareholders’ Equity	F-7 - F-8

Consolidated Statements of Cash Flows	F-9 - F-10

Notes to the Consolidated Financial Statements	F-11 - F-66

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the index at item 19 of the Annual Report on Form 20-F. These consolidated financial statements and schedule are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elbit Systems' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2011, expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Tel Aviv, Israel
March 14, 2011

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems’ internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Azimuth Technologies Ltd., Soltam Systems Ltd., Saymar Ltd., ITL Optronics Ltd., M7 Aerospace LP, Ares Aerospacial e Defesa S.A. and Periscopio Equipamentos Optronicos S.A. (the "Acquired Entities"), which were acquired in 2010. These subsidiaries assets and revenues are included in Elbit Systems' 2010 consolidated financial statements and constituted $193 million of total assets as of December 31, 2010 and $53 million of revenues for the year then ended. Our audit of internal control over financial reporting of Elbit Systems also did not include an evaluation of the internal control over financial reporting of the Acquired Entities.

In our opinion, Elbit Systems maintained, in all material respects, effective internal control over financial reporting, as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010, and our report dated March 14, 2011, expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Tel Aviv, Israel
March 14, 2011

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U. S. dollars (In thousands)

		December 31,
	Note	2010	2009

CURRENT ASSETS:
Cash and cash equivalents		$151,059	$140,709
Short-term bank deposits		62,662	115,924
Available for sale and trading marketable securities	(9)	824	23,639
Trade and unbilled receivables, net	(3)	702,364	652,524
Other receivables and prepaid expenses	(4)	166,124	115,856
Inventories, net of customer advances	(5)	665,270	569,848
Total current assets		1,748,303	1,618,500

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnership and other companies	(6)	88,116	88,759
Available for sale marketable securities	(9)	7,179	12,941
Long-term trade and unbilled receivables	(7)	90,343	16,949
Long-term bank deposits and other receivables	(8)	44,401	31,230
Deferred income taxes, net	(18F)	29,892	7,992
Severance pay fund	(2S)	302,351	274,136
		562,282	432,007

PROPERTY, PLANT AND EQUIPMENT, NET	(10)	503,851	404,675

GOODWILL	(11)	483,071	337,312

OTHER INTANGIBLE ASSETS, NET	(11)	313,593	261,183

		$3,611,100	$3,053,677

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U. S. dollars (In thousands, except share data)

		December 31,
	Note	2010	2009
CURRENT LIABILITIES:
Short-term bank credit and loans	(12)	$15,115	$-
Current maturities of long-term loans and Series A Notes	(15)	43,093	2,663
Trade payables		360,736	299,238
Other payables and accrued expenses	(13)	645,146	557,601
Customer advances in excess of costs incurred on contracts in progress	(14)	302,691	367,137
Total current liabilities		1,366,781	1,226,639

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(15)	292,039	389,222
Series A Notes and convertible debentures, net of current maturities	(16)	273,357	-
Accrued termination liabilities		395,303	350,240
Deferred income taxes and tax liabilities, net	(18F)	55,936	59,602
Customer advances in excess of costs incurred on contracts in progress	(14)	177,191	142,566
Other long term liabilities		45,042	28,214
		1,238,868	969,844

COMMITMENTS AND CONTINGENT LIABILITIES	(20)

SHAREHOLDERS' EQUITY:	(21)
Elbit Systems Ltd. shareholders' equity:
Share capital:
Ordinary shares of New Israeli Shekels ("NIS") 1 par value each; Authorized – 80,000,000 shares as of December 31, 2010 and 2009; Issued 43,102,261 and 42, 939,816 shares as of December 31, 2010 and 2009, respectively; Outstanding 42,693,340 and 42,530,895 shares as of December 31, 2010 and 2009, respectively		12,050	12,006
Additional paid-in capital		281,594	272,127
Treasury shares - 408,921 shares as of December 31, 2010 and 2009		(4,321)	(4,321)
Accumulated other comprehensive loss		(18,460)	(22,413)
Retained earnings		695,830	575,469
Total Elbit Systems Ltd. shareholders' equity		966,693	832,868
Non-controlling interests		38,758	24,326
		1,005,451	857,194

Total liabilities and shareholders' equity		$3,611,100	$3,053,677

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U. S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2010	2009	2008

Revenues	(22)	$2,670,133	$2,832,437	$2,638,271
Cost of revenues		1,872,263	1,982,954	1,870,830
Gross profit		797,870	849,483	767,441

Operating expenses:
Research and development, net	(23)	234,131	216,752	184,984
Marketing and selling		229,942	250,963	198,274
General and administrative		131,200	119,311	134,182
Acquired IPR&D		-	-	1,000
Other income, net	(1D(1))	(4,756)	-	-
Total operating expenses		590,517	587,026	518,440

Operating income		207,353	262,457	249,001

Financial expenses, net	(24)	(21,251)	(15,585)	(36,815)
Other income, net	(25)	13,259	458	94,294
Income before income taxes		199,361	247,330	306,480
Income taxes	(18D)	24,037	38,109	54,367
		175,324	209,221	252,113

Equity in net earnings of affiliated companies and partnership	(6B)	19,343	19,292	14,435
Net income		$194,667	$228,513	$266,548

Less: Net income attributable to non-controlling interests		(11,169)	(13,566)	(62,372)
Net income attributable to Elbit Systems Ltd. shareholders		$183,498	$214,947	$204,176

Earnings per share attributable to Elbit Systems Ltd. shareholders:	(21)

Basic net earnings per share		$4.30	$5.08	$4.85
Diluted net earnings per share		$4.25	$5.00	$4.78
Weighted average number of shares used in computation of basic earnings per share		42,645	42,305	42,075
Weighted average number of shares used in computation of diluted earnings per share		43,217	42,983	42,758

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U. S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non- controlling interest	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2008	42,059,752	$11,886	$294,862	$(24,367)	$258,202	$(4,321)	$20,085	$556,347
Exercise of options	19,700	6	182	-	-	-	-	188
Tax benefit in respect of options exercised	-	-	116	-	-	-	-	116
Stock-based compensation	-	-	5,067	-	-	-	-	5,067
Dividends paid	-	-	-	-	(32,770)	-	-	(32,770)
Purchase of subsidiary shares from non- controlling interest in a subsidiary	-	-	-	-	-	-	(2,067)	(2,067)
Other comprehensive income, net of tax:
Unrealized gain on derivative instruments, net of $2,397 tax expense	-	-	-	34,293	-	-	106	34,399	$34,399
Foreign currency translation differences	-	-	-	(8,427)	-	-	(3,836)	(12,263)	(12,263)
Unrealized pension loss, net of $9,480 tax income	-	-	-	(14,026)	-	-	-	(14,026)	(14,026)
Unrealized loss on available for sale securities, net of $113 tax expense	-	-	-	(1,046)	-	-	(185)	(1,231)	(1,231)
Net income attributable to non- controlling interests	-	-	-	-	-	-	62,372	62,372	62,372
Net income	-	-	-	-	204,176	-	-	204,176	204,176
Total comprehensive income									$273,427
Balance as of December 31, 2008	42,079,452	$11,892	$300,227	$(13,573)	$429,608	$(4,321)	$76,475	$800,308
Exercise of options	451,443	114	9,757	-	-	-	-	9,871
Stock-based compensation	-	-	5,134	-	-	-	-	5,134
Dividends paid	-	-	-	-	(76,172)	-	-	(76,172)
Purchase of subsidiary shares from non- controlling interest	-	-	(42,991)	-	-	-	(67,259)	(110,250)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments, net of $749 tax income	-	-	-	(11,381)	-	-	(97)	(11,478)	$(11,478)
Foreign currency translation differences	-	-	-	1,367	-	-	1,517	2,884	2,884
Unrealized pension income, net of $1,473 tax expense	-	-	-	1,910	-	-	-	1,910	1,910
Unrealized income on available for sale securities, net of $1,103 tax expense	-	-	-	6,350	-	-	124	6,474	6,474
Cumulative effect from adoption of FSP 115-2 (codified in ASC 320-10, Investments – Debt and Equity Securities), net of $1,772 tax expense	-	-	-	(7,086)	7,086	-	-	-	-
Net income attributable to non- controlling interests	-	-	-	-	-	-	13,566	13,566	13,566
Net income attributable to Elbit Systems Ltd. shareholders	-	-	-	-	214,947	-	-	214,947	214,947
Total comprehensive income									$228,303
Balance as of December 31, 2009	42,530,895	$12,006	$272,127	$(22,413)	$575,469	$(4,321)	$24,326	$857,194

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONT.)
U. S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non- controlling interest	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2010	42,530,895	$12,006	$272,127	$(22,413)	$575,469	$(4,321)	$24,326	$857,194
Exercise of options	162,445	44	3,546	-	-	-	-	3,590
Stock-based compensation	-	-	5,211	-	-	-	-	5,211
Tax benefit in respect of options exercised	-	-	710	-	-	-	-	710
Dividends paid	-	-	-	-	(63,137)	-	-	(63,137)
Fair value of non-controlling interests related to the acquisition of ITL	-	-	-	-	-	-	4,298	4,298
Other comprehensive income, net of tax:
Unrealized gain on derivative instruments, net of $308 tax expense	-	-	-	6,668	-	-	119	6,787	$6,787
Foreign currency translation differences	-	-	-	2,991	-	-	(1,154)	1,837	1,837
Unrealized pension loss, net of $1,119 tax income	-	-	-	(2,781)	-	-	-	(2,781)	(2,781)
Unrealized loss on available for sale securities, net of $990 tax income	-	-	-	(2,925)	-	-	-	(2,925)	(2,925)
Net income attributable to non- controlling interests	-	-	-	-	-	-	11,169	11,169	11,169
Net income attributable to Elbit Systems Ltd. shareholders	-	-	-	-	183,498	-	-	183,498	183,498
Total comprehensive income									$197,585
Balance as of December 31, 2010	42,693,340	$12,050	$281,594	$(18,460)	$695,830	$(4,321)	$38,758	$1,005,451

Accumulated other comprehensive loss, net of taxes

	Year ended December 31,
	2010	2009	2008
Accumulated gains on derivative instruments	$9,911	$3,243	$14,624
Accumulated foreign currency translation differences	(1,564)	(4,555)	(5,922)
Accumulated unrealized losses on available for sale securities	(5,216)	(2,291)	(1,555)
Unrealized pension losses	(21,591)	(18,810)	(20,720)
Accumulated other comprehensive loss	$(18,460)	$(22,413)	$(13,573)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U. S. dollars (In thousands)

	Year ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$194,667	$228,513	$266,548
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	132,141	123,473	129,437
Write-off impairment	1,284	3,017	10,514
Acquired IPR&D	-	-	1,000
Other-than-temporary impairment of available for sale marketable securities	-	-	17,885
Stock-based compensation	5,211	5,134	5,067
Amortization of Series A Notes discount and related issuance costs	(258)	-	-
Deferred income taxes and reserve, net	(28,162)	7,606	(8,488)
Gain on sale of property, plant and equipment	(2,600)	(723)	(1)
Gain on sale of investment	(19,151)	(2,734)	(100,031)
Equity in net earnings of affiliated companies and partnership, net of dividend received(*)	(8,418)	(1,824)	(1,866)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables, and prepaid expenses	(84,708)	(136,224)	(39,698)
Decrease (increase) in inventories, net	(49,724)	75,431	(169,482)
Increase in trade payables, other payables and accrued expenses	76,808	20,223	120,734
Severance, pension and termination indemnities, net	4,160	(16,773)	15,211
Decrease in advances received from customers	(36,396)	(95,397)	(37,402)
Net cash provided by operating activities	184,854	209,722	209,428

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(138,644)	(107,893)	(129,241)
Acquisitions of subsidiaries and business operations (Schedule A)	(229,556)	(48,234)	(20,637)
Investments in affiliated companies and other companies	(4,956)	(19,415)	(4,001)
Proceed from sale of property, plant and equipment	11,841	9,055	8,779
Proceed from sale of investments	27,941	33,026	50,254
Investment in long-term deposits	(14,484)	(24,004)	(19,166)
Proceeds from sale of long-term deposits	30,240	12,994	939
Investment in short-term deposits and available for sale securities	(189,345)	(152,457)	(62,518)
Proceeds from sale of short-term deposits and available for sale securities	252,550	99,625	3,884
Net cash used in investing activities	(254,413)	(197,303)	(171,707)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	3,590	9,871	188
Purchase of non-controlling interests	-	(110,250)	-
Repayment of long-term bank loans	(488,657)	(148,652)	(333,590)
Proceeds from long-term bank loans	387,692	256,354	183,211
Proceeds from issuance of Series A Notes	283,213	-	-
Series A Notes issuance costs	(2,530)	-	-
Dividends paid	(63,137)	(76,172)	(32,770)
Tax benefit in respect of options exercised	710	-	116
Change in short-term bank credit and loans, net	(40,972)	(7,531)	(13,008)
Net cash provided by (used in) financing activities	79,909	(76,380)	(195,853)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,350	(63,961)	(158,132)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	140,709	204,670	362,802
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$151,059	$140,709	$204,670

(*) Dividend received from affiliated companies and partnership	$10,925	$17,468	$12,569

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
U. S. dollars (In thousands)

	Year ended December 31,
	2010	2009	2008
SUPPLEMENTAL CASH FLOW ACTIVITIES:
Cash paid during the year for:
Income taxes	$60,759	$47,946	$30,827
Interest	$13,524	$11,665	$21,356

SCHEDULE A:
Acquisitions of subsidiaries and business operations (*)
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital (deficit), net (excluding cash and cash equivalents)	$(57,937)	$(3,979)	$3,378
Property, plant and equipment	56,233	1,303	463
Other long-term assets	16,008	855	-
Goodwill and other intangible assets	261,910	51,427	13,886
Deferred income taxes	(15,515)	-	-
Long-term liabilities	(26,845)	(1,372)	(48)
Non controlling interest	(4,298)	-	-
Equity acquired in subsidiaries	-	-	2,958
	$229,556	$48,234	$20,637

(*)	See Notes 1(D) and 1(E)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U. S. dollars (In thousands)

Note 1 -	GENERAL

A.
Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation, 45.4% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the field of defense electronics, homeland security and commercial aviation. Elbit Systems’ principal wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Industries Elop Ltd. (“Elop”) and Elbit Systems Land and C4I Ltd. (“ESLC”). Elbit Systems also owns 70% of Elisra Electronic Systems Ltd. (“Elisra”). See Note 27.

B.
A majority of the Company’s revenues are derived from direct or indirect sales to governments or to governmental agencies. As a result, a substantial portion of the Company’s sales is subject to the special risks associated with sales to governments or to governmental agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities, changes in governmental registration, changes in governmental regulations and changes in governmental approvals regarding export licenses required for the Company’s products and for its suppliers. As for major customers, refer to Note 22(C).

C.
On June 9, 2010, the Company completed a public offering on the Tel-Aviv Stock Exchange of NIS 1.1 billion (approximately $283,000) Series A Notes (the "Series A Notes"). The Series A Notes were offered and sold in 2010 pursuant to a shelf prospectus that the Company filed in May 2010 with the Israeli Securities Authority and the Tel-Aviv Stock Exchange. The shelf prospectus allows the Company to offer and sell debt in Israel, from time to time, subject to a supplemental shelf offering report describing the terms of the securities offered and the specific details of the offering. The Series A Notes were not and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act. See Note 16.

D.	During 2010, the Company completed the following acquisitions and investments:

(1)
On May 11, 2010, the Company's subsidiary, Elbit Security Systems Ltd. ("Elsec"), completed the acquisition of the balance of shares (81%) in Azimuth Technologies Ltd. ("Azimuth"), an Israeli based company, pursuant to the merger agreement signed by Azimuth and Elsec in January 2010. In November 2008, the Company purchased 19% of Azimuth shares. The aggregate purchase price for the 81% balance of Azimuth's shares was approximately $50,000, comprised of $41,500 in cash, and the remeasurement of its previously held 19% equity interest in Azimuth at its acquisition date fair value, using the quoted share price of Azimuth on Tel-Aviv Stock Exchange, to $8,500, and recognized gain of approximately $4,756 net of acquisition related in the amount of approximately $1,600, included in "Other income, net" as part of operating results. Azimuth and its wholly-owned U.K. subsidiary, specialize in the development of military systems that provide for improved target acquisition, fire coordination, navigation and orientation. The acquisition was accounted for using the purchase method as a business combination achieved in stages. The results of Azimuth were consolidated in the Company's financial statements commencing the date of acquisition. Revenues and earnings from the acquisition date through December 31, 2010, were immaterial to the consolidated results of the Company.

  ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except per share data)

Note 1 -	GENERAL (Cont.)

(2)
On October 14, 2010, the Company's subsidiaries Kinetics Ltd. ("Kinetics") and Elsec completed the acquisition of all the shares of Soltam Systems Ltd. ("Soltam"), Saymar Ltd. ("Saymar") and ITL Optronics Ltd. ("ITL"), that were held by Mikal Ltd. ("Mikal") and its subsidiaries. The Company's above-mentioned subsidiaries completed the acquisition of an 100% interest in Soltam and Saymar, and a 87.85% interest in ITL for a total consideration of approximately $80,500, of which $10,200 is contingent consideration on the occurrence of future events. Simultaneously with the completion of the acquisition, Kinetics sold its holding in Mikal (approximately 19%). See Note 6(B)(2)

On February 9, 2011, Elsec completed its cash tender offer for the balance of the ordinary shares of ITL, held by the public, in consideration of $5,900 (See Note 27(A)).

Based on the preliminary purchase price allocation ("PPA") performed by an independent advisor, the PPA was attributed to the fair value of assets and liabilities assumed as follows:

	Fair value	Expected useful lives
Working capital, net	$(59,650)
Long-term assets and investments	8,166
Property, plant and equipment	50,750
Long-term liabilities	(44,948)
Technology	17,300	10 years
IPR&D	8,900	10 years
Customer relationships and backlog	11,400	5-10 years
Trade name	3,100	8 years
Licenses	1,020	7 years
Non-competition	700	4 years
Non-controlling interest	(4,592)
Deferred taxes	(5,866)
Goodwill	94,292
	$80,572

(3)
On December 1, 2010, the Company completed the acquisition of Ares Aerospacial e Defesa S.A ("Ares") and Periscopio Equipamentos Optronicos S.A ("Periscopio") for a purchase price of approximately $38,000. Ares and Perscopio are involved in the area of defense electronic systems and are located in Brazil. Revenues and earnings from the acquisition date through December 31, 2010, were immaterial to the consolidated results of the Company. The Company allocated the acquired assets and liabilities assumed based on a preliminary PPA performed by an independent advisor.

(4)
On December 15, 2010, the Company's U.S. subsidiary ESA acquired all the shares of M7 Aerospace LP ("M7 Aerospace") for a purchase price of approximately $85,000. M7 Aerospace is an integrated service company, offering a full suite of aviation services in the areas of Aerostructures Manufacturing, Government Logistics Support Services, Maintenance, Repair and Overhaul, Engineering Services, Aircraft Parts and Support, Supply Chain Management and Purchasing.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except per share data)

Note 1 -	GENERAL (Cont.)

Based on the preliminary PPA performed by an independent advisor, the PPA was attributed to the fair value of assets and liabilities assumed as follows:

	Fair Value	Expected useful lives
Working capital	$30,959
Long-term assets and investments	17
Property, plant and equipment	2,654
Long-term liabilities	(1,925)
Technology	13,800	15 years
Customer relationships and backlog	7,100	5 years
Brand name	1,900	2 years
Goodwill	29,911
	$84,416

E.	During 2009, the Company completed the following acquisitions and investments:

(1)
On February 24, 2009, the Company's subsidiary ESLC acquired all of the shares of Shiron Satellite Communications (1996) Ltd. ("Shiron"), a private-owned Israeli company engaged in the broadband communication market, for a purchase price of approximately $16,000. The results of Shiron were consolidated in the Company's financial statements commencing the date of acquisition.

(2)
On April 7, 2009, Elbit Systems completed the purchase of the additional shares of its previously 51%-owned subsidiary Kinetics Ltd. ("Kinetics"). Elbit Systems purchased the remaining 49% of the shares from Kinetics' non-controlling shareholders for a maximum total consideration of $118,000, of which $110,250 was paid in cash upon closing, and the remaining balance was subject to Kinetics' 2009 financial results. Based on Kinetics 2009 actual results, the final purchase price was set as $110,250 and the additional amount will not be paid. As this was an equity transaction between the parent and Kinetics' non-controlling shareholders, the Company reduced its shareholders' equity for the excess costs over book value related to minority interest in Kinetics (which amounted to approximately $43,000), as required in accordance with ASC 810, "Consolidation".

(3)
On June 15, 2009, the Company signed an agreement with Mikal Ltd. ("Mikal") and its shareholders. The transaction provided for two stages. In the initial stage, the Company loaned to Mikal $18,000. On September 14, 2009, after receiving authorization from the Israeli Antitrust Authority, the loan was converted to ordinary shares. The Mikal group was engaged in the fields of artillery, armored fighting vehicles and optronics. See Note 1(D)(2).

(4)
On November 19, 2009, Elbit Systems completed the acquisition of the assets and business of BVR Systems (1998) Ltd. ("BVR") for a purchase price of approximately $35,000. BVR was engaged in the development and production of training, simulation and debriefing systems for air, sea and ground forces.

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

As a result of the above, the Company included in its 2008 results a gain, before income taxes, of $100,031. The gain was included in "Other Income, net".  In 2009, the Company recorded an additional gain of $1,105 resulting from the second payment deduction of the expected transaction expenses. In 2010, upon the payment of the Company's share in the contingent proceeds in March 2010, the Company recorded a gain before income taxes of approximately $12,800. The gain from the sale included in other income, net (See Note 25).

Proceeds received by the Company amounted to $50,254, $50,878 and $12,800 in 2008, 2009 and 2010, respectively.

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

(1)
In July 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses", which is intended to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financial receivables.  ASU 2010-20 is effective for the Company from January 1, 2010.  As the ASU specifically excludes short-term trade accounts receivable, the adoption of the standard did not have a significant impact on the Company’s consolidated financial statements.

(2)
Effective January 1, 2010, the Company adopted the new guidance contained in ASC 810 for the consolidation of variable interest entities. This new guidance replaces the prior quantitative approach for identifying which enterprise should consolidate a variable interest entity, which was based on which enterprise was exposed to a majority of the risks and rewards, with a qualitative approach, based on which enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Determination about whether an enterprise should consolidate a variable interest entity is required to be evaluated continuously as changes to existing relationships or future transactions. The adoption of this standard did not have a material impact on our financial position or results of operations.

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
FUNCTIONAL CURRENCY (Cont.)

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

On January 1, 2009, the Company adopted an amendment to ASC 810, “Consolidation”, according to which a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent’s ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment clarifies that losses of partially owned consolidated subsidiaries shall continue to be allocated to the non-controlling interests even when their investment was already reduced to zero.

The amendment applies prospectively, except for the presentation and disclosure requirements, which are applied retrospectively to all periods presented. As a result, upon adoption, the Company retroactively reclassified the “Minority Interests” balance previously included in a mezzanine section of the consolidated balance sheet to be presented in a new caption in total shareholders’ equity, “Non-controlling Interest”. The adoption also impacted certain captions previously used on the consolidated statement of income, largely identifying net income including the portion attributable to non-controlling interest and net income attributable to Elbit Systems Ltd.’s shareholders. This amendment required the Company to classify non-controlling interest as part of the consolidated net income ($62,372 for the year ended December 31, 2008).

The net income amounts the Company has previously reported are now presented as "Net income attributable to Elbit Systems Ltd. shareholders", and, as required, earnings per share continue to reflect amounts attributable only to Elbit Systems Ltd. shareholders. Similarly, in the statements of changes in shareholders’ equity, the Company distinguished between equity amounts attributable to Elbit Systems Ltd. shareholders and amounts attributable to the non-controlling interest. Additional disclosures required by this amendment are also included in Note 21, shareholders' equity.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.
BUSINESS COMBINATIONS

Effective January 1, 2009, the Company adopted the amended ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

ASC 805 is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of this ASC, which are recognized in earnings following the adoption date.

F.	CASH AND CASH EQUIVALENTS Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, when purchased.

G.
SHORT-TERM BANK DEPOSITS

Short-term bank deposits are deposits with original maturities of more than three months but less than one year. The short–term bank deposits are presented at their cost, which approximates fair value.

H.
AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The Company accounts for all its investments in debt securities and for investments in marketable equity securities of entities in which it does not have significant influence, in accordance with ASC 320, "Investments - Debt and Equity Securities". The Company classifies all debt securities and marketable equity securities as “available-for-sale”. All of the Company’s investments in available-for-sale securities are reported at fair value. Unrealized gains and losses are comprised of the difference between fair value and the cost of such securities and are recognized, net of tax, as accumulated other comprehensive income (“OCI”)  in shareholders’ equity.

Prior to 2009, declines in fair value of available-for-sale debt and equity securities that were considered other-than-temporary, based on criteria described in SAB 59, "Accounting for Non-current Marketing Equitable Securities", were charged to earnings.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.
AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

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

Upon the adoption of the above mentioned new guidance, the Company reclassified a non-credit related amount of $7,086, net of tax of $1,772, for OTTI losses recognized in earning prior to January 1, 2009, as a cumulative effect adjustment that increased retained earnings and decreased OCI at January 1, 2009. As of December 31, 2010, the Company evaluated debt securities classified as available for sale for OTTI and the existence of credit losses. The cumulative amounts related to the Company’s credit loss portion of the OTTI losses on debt securities held as of December 31, 2010, that the Company does not intend to sell and it is not more likely than not that the Company will be required to sell the security prior to recovery of the amortized cost basis is $19,883.

I.
INVENTORIES

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable.

Cost is determined as follows:

•	Raw materials using the average or FIFO cost method.
•	Work in progress:
•
Costs incurred on long-term contracts in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (see Note 2(W)).

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

Pre-contract costs are generally expenses, but can deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific anticipated contract is probable according to the guidelines of ASC 605-35.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.
INVESTMENT IN AFFILIATED COMPANIES, A PARTNERSHIP AND OTHER COMPANIES

Investments in affiliated companies and a partnership that are not controlled but over which the Company can exercise significant influence (generally, entities in which the Company holds approximately between 20% and 50% of the voting rights of the investee) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Company, are eliminated. The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and the Company has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Investments in preferred shares, which are not in substance common stock, are recorded on a cost basis according to ASC 323-10-15-13, “Investments-Equity Method and Joint Ventures-In-substance Common Stock” and ASC 323-10-40-1, "Investment-Equity Method and Joint Ventures-Investee Capital Transactions."

A change in the Company’s proportionate share of an investee's equity, resulting from issuance of common or in-substance common shares by the investee to third parties, is recorded as a gain or loss in the consolidated income statements in accordance with ASC 323-10-40-1, "Investment-Equity Method and Joint Ventures-Investee Capital Transactions."

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

K.
VARIABLE INTEREST ENTITIES

ASC 810-10, "Consolidation" provides a framework for identifying Variable Interest Entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

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

K.
VARIABLE INTEREST ENTITIES (Cont.)

UAV Tactical Systems Ltd. (“U-TacS”), in the U.K. is considered to be a variable interest entity. As Elbit Systems is the primary beneficiary and has both the power to direct its activities and absorb the majority of its loss or right to majority of its earnings based upon holding the majority voting rights in U-TacS (51%), U-TacS is consolidated in the Company’s financial statements.

In November 2010, the Company, through its wholly-owned subsidiary, Kinetics Ltd. ("Kinetics"), signed an agreement to invest in Pearls of Wisdom Advanced Technologies Ltd. ("Pearls of Wisdom"), an amount of up to $18,000. The investment will be performed in several stages over several years and the Company's holdings in Pearls of Wisdom will increase gradually. The Company's initial ownership percentage is less than 50%

Pearls of Wisdom is considered to be a variable interest entity. The Company has determined that it is not the primary beneficiary as it lacks the powers to direct the activities of Pearls of Wisdom that most significantly impact the entity's economic performance.

L.	LONG-TERM RECEIVABLES

Long-term trade and other receivables, with long-term payment terms, which are considered collectible, are recorded at their estimated present values (determined based on the market interest rates at the date of initial recognition).

M.	LONG-TERM BANK DEPOSITS

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at cost and earn interest at market rates. Accumulated interest to be received over the next year is recorded as a current asset. The deposits and accumulated interest approximate fair value.

N.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Company’s own use, cost includes materials, labor and overhead (including interest costs, when applicable) but not in excess of the fair value of the equipment.

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2-33
Instruments, machinery and equipment	3-33
Office furniture and other	6-33
Motor vehicles	12-33	(Mainly 15%)

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

P.
OTHER INTANGIBLE ASSETS

Other identifiable intangible assets mainly consist of purchased technology, customer relations and trademarks. These intangible assets are stated at cost net of accumulated amortization and impairments, and are amortized over their useful life using the straight-line method, or the accelerated method, which ever better reflects the applicable expected utilization pattern.

Q.
IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and finite-lived intangible assets are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment – Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets (or assets group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For each of the three years in the period ended December 31, 2010, no material impairment has been identified.

As required by ASC 820, "Fair Value Measurements", the Company applies assumptions that marketplace participants would consider in determining the fair value of long lived assets (or assets groups).

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

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2010, no material impairment losses have been identified.

As required by ASC 820, "Fair Value Measurements", the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

S.
SEVERANCE PAY

Elbit Systems' and its Israeli subsidiaries' obligations for severance pay are calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date and are presented on an undiscounted basis (the “Shut Down Method”). Employees are entitled to one month's salary for each year of employment or a portion thereof. The obligation is provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company's balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or losses) accumulated to balance sheet date.

Elbit Systems and its Israeli subsidiaries have entered into an agreement with some of their employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance to the said Section 14, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

Severance pay expenses for the years ended December 31, 2010, 2009 and 2008 amounted to approximately $50,228, $42,999 and $51,567, respectively.

T.
PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company accounts for its obligations for pension, and other postretirement benefits, in accordance with ASC 715, “Compensation – Retirement Benefits” (See Note 17).

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

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues using the percentage of completion basis. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

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

The percentage-of-completion method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to differences between actual performance and original estimated forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

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
REVENUE RECOGNITION (Cont.)

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

In certain circumstances, sales under short-term fixed-price production type contracts or sale of products are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), and recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller's price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

In cases where the contract involves the delivery of products and performance of services, or other obligations (See Note 20(B)), the Company follows the guidelines specified in ASC 605-25, “Multiple-Element Arrangements”, in order to allocate the contract consideration between the identified different elements.

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation services, etc. Revenue from services were less than 10% of consolidated revenues in each of the fiscal years 2008, 2009 and 2010.

As for research and development costs accounted for as contract costs refer to Note 2(W).

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

Changes in the Company’s provision for warranty, which is included in other payables and accrued expenses in the Balance Sheet, are as follows:

	2010	2009
Balance, at January 1	$126,783	$92,301
Warranties issued during the year	69,213	65,493
Warranties related to acquisitions	19,015	-
Reduction due to warranties forfeited or paid during the year	(50,233)	(31,011)
Balance, at December 31	$164,778	$126,783

W.
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

The Company has certain research and development contractual arrangements that meet the requirements for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to its research and development expenses rather than as contract revenues.

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Chief Scientist’s Office ("OCS") and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are obliged to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of cost of revenues. For more information regarding OCS royalties’ commitment, please see Note 20(A).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.
INCOME TAXES

The Company accounts for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes". This guidance prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized. As part of the determination of its tax liability, management exercises considerable judgment in evaluating tax positions taken by the Company in determining the income tax provision and establishes reserves for tax contingencies.

The Company records interest and penalties related to its unrecognized tax benefit or exposures in the financial statements as income tax expense.

Y.
CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and short and long-term deposits are invested with major banks mainly in Israel and the United States. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments have a high credit rating.

The Company’s trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States and Europe. The Company performs ongoing credit evaluations of its customers and has not experienced in recent years any unexpected material losses. An allowance for doubtful accounts is recognized with respect to those amounts that the Company has determined to be doubtful of collection.

The Company entered into foreign exchange forward contracts, cross currency interest rate swaps and option strategies (together “derivative instruments”) intended to protect against the increase in value of forecasted non-dollar currency cash flows and interest as applicable. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency and interest rates exposures (See Note 2(Z)).

Z.
DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”, which requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative will be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included in earnings in "Financial income (expenses), net", in each reporting period (See Note 24).

As part of its hedging strategy, the Company enters into forward exchange contracts in order to protect the Company from the risk that the eventual dollar cash flows from the sale and buy of products to international customers will be adversely affected by changes in exchange rates.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.
DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

The Company also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. Such forward contracts on payroll expenses that were entered into in 2010 are designated as cash flow hedges. For such contracts entered into prior to 2010, the Company elected not to follow the designation and documentation processes required to qualify for the hedge accounting method, and any gain or loss derived from such instruments is recognized immediately as "Financial income (expenses), net."

In connection with the issuance of the NIS 1.1 billion Series A Notes at the Tel Aviv Stock Exchange in 2010 (See Note 16), the Company entered into a ten-year cross-currency interest rate swap transaction with a notional principal of NIS 1.1 billion to effectively hedge the effect of interest and exchange rate difference from NIS Series A Notes. The cross currency interest rate swap effectively converts the fixed interest rate of the debt to a floating interest rate. The terms of the swap agreement substantially match the terms of the debt. Under the terms of the swap agreement, the Company will receive interest payments semi-annually in NIS at an annual rate of 4.84% on the notional principal and will pay interest semi-annually in U.S. Dollars at an annual weighted rate of 1.65% over the six-month LIBOR on the notional principal. The swap agreements are designated as a fair value hedge.  The gains and losses related to changes in the fair value of the interest rate swaps are included in interest expense and substantially offset changes in the fair value of the hedged portion of the underlying hedged Series A notes.

AA.
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

The fair value of employee stock options is estimated at the grant date using a lattice-based option valuation model with the following weighted average assumptions:

	2010	2009	2008
Divided yield	2.20%	2.31%	1.84%
Expected volatility	31.92%	39.37%	33.72%
Risk-free interest rate	1.56%	2.43%	2.79%
Expected life	4 years	4 years	4 years
Forfeiture rate	0.56%	0.56%	0.56%
Suboptimal factor	1.75	1.75	1.75

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, the average of those ranges are disclosed. Expected volatilities are based on implied volatilities from traded options on Elbit Systems’ stock, historical volatility of the stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The average of the range, given above, results from certain groups of employees exhibiting different behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option. The dividend yield assumption is based on historical dividends.

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

As of December 31, 2010, the fair value of the Series A Notes based on quoted market price of the Tel-Aviv Stock Exchange was approximately $309,600.

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

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

Level 3 - Unobservable inputs which are supported by little or no market activity.

The Company's cross-currency interest rate swaps are valued under an income approach using industry-standard models that consider various assumptions, including time value, volatility factors, current market and contractual prices for the underlying, and counterparty non-performance risk. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instruments, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

The Company measures its marketable equity securities, debt securities and foreign currency derivative instruments at fair value. Marketable equity securities and government debt securities are classified within Level 1. The Company’s investments in Auction Rate Securities (“ARS”) and Collateralized Debt Obligations (“CDOs”) are classified within Level 3 because they are valued using valuation techniques with significant unobservable inputs. The Company’s foreign currency derivative instruments are classified within Level 2 when the valuation inputs are based on quoted prices and market observable data of similar instruments and in Level 3 when valuation inputs are based on significant unobservable data.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.) Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2010 using
Description of	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Debt securities:
Government bonds	$824	$-	$-
ARS and CDOs	-	-	7,179
Foreign currency option contracts	-	19,100	-
Cross currency interest rate swap	-	20,377	-
Liabilities
Foreign currency derivative contracts	-	(8,219)	(51)
Total	$824	$31,258	$7,128

For ARS and CDO debt securities, their fair value was determined using an independent third party valuator. The fair value was based on a trinomial discount model employing assumptions that market participants would use in their estimates of fair value. The assumptions included among others, the following: the underlying structure of the security, the financial standing of the issuer, stated maturities, estimates of the probability of the issue being called at par prior to final maturity, estimates of the probability of defaults and recoveries, auctions failure and successful auction or repurchase at par for each period, expected changes in interest rates paid on the securities, interest rates paid on similar instruments, and an estimated illiquidity discount due to extended redemption periods. Finally, the present value of the future principal and interest payments was discounted at rates considered to reflect current market conditions for each security.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AC.
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

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was 23,041, 22,599 and 35,489 for the years 2010, 2009 and 2008, respectively.

AD.
IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

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

The Company will adopt the provisions prospectively to new or materially modified arrangements beginning January 1, 2011. The Company is currently evaluating the impact on its consolidated results of operations and financial condition. The Company estimates that the adoption of the ASC 605-25 update will not have a material effect on its results.

AE.	RECLASSIFICATIONS Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 3 -	TRADE AND UNBILLED RECEIVABLES, NET

	December 31,
	2010	2009
Receivables (*)	$519,250	$529,614
Unbilled receivables	194,329	130,795
Less – allowance for doubtful accounts	(11,215)	(7,885)
	$702,364	$652,524

(*)Includes affiliated companies	$19,308	$18,207
Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable related to claims are items that the Company believes are earned, but are subject to uncertainty concerning determination of their ultimate realization. Such amounts were not material as of the balance sheet date. Accounts receivables and unbilled receivables, other than those detailed under Note 7, are expected to be billed and collected during 2011.

As for long-term trade receivables – see Note 7.

Note 4 -          OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2010	2009
Deferred income taxes, net	$29,263	$25,030
Prepaid expenses	36,564	36,054
Government institutions	40,154	21,018
Derivative instruments	28,571	18,219
Held for sale investment (*)	14,727	-
Others	16,845	15,535
	$166,124	$115,856

(*) Fraser-Volpe LLC ("FV") is a U.S. company held by ITL. ITL is in a potential process of selling its holding in FV

Note 5 -          INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2010	2009
Cost incurred on long-term contracts in progress	$763,791	$718,134
Raw materials	82,236	61,175
Advances to suppliers and subcontractors	50,839	36,638
	896,866	815,947
Less -
Cost incurred on contracts in progress deducted from customer advances	55,957	71,740
Advances received from customers (*)	101,231	113,511
Provision for losses on long-term contracts	74,408	60,848
	$665,270	$569,848

(*) The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (See Note 14).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A.	Investments in affiliated companies:

	December 31,
	2010	2009
Companies accounted for under the equity method	$84,371	$85,014
Companies accounted for on a cost basis	3,745	3,745
	$88,116	$88,759

B.	Investments in companies accounted for under the equity method:

	December 31,
	2010	2009
SCD (1)	$58,815	$48,169
Mikal (2)	-	17,274
VSI (3)	4,181	4,826
Opgal (4)	13,000	9,809
Others	8,375	4,936
	$84,371	$85,014

(1)
Semi Conductor Devices (“SCD”) is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(2)
Mikal is an Israeli company. During 2009 approximately 19% of its shares were acquired by the Company's subsidiary Kinetics, for approximately $18,000. The Company had significant influence in Mikal due to its representation on the Board of Directors and, as such, the investment was recorded according to the equity method of accounting. During October 2010, Kinetics sold its holdings in Mikal, as part of the consideration in the purchase of Mikal's holdings in Soltam, Saymar and ITL (See Note 1(D)(2)).

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

(6)	Equity in net earnings of affiliated companies is as follows:

	Year ended December 31,
	2010	2009	2008
SCD	$11,470	$12,603	$8,682
VSI	6,265	4,942	4,338
Others	1,608	1,747	1,415
	$19,343	$19,292	$14,435

(7)	The summarized aggregate financial information of companies accounted for under the equity method is as follows: Balance Sheet Information:

	December 31,
	2010	2009
Current assets	$278,141	$193,787
Non-current assets	69,507	46,696
Total assets	$347,648	$240,483

Current liabilities	$186,555	$109,069
Non-current liabilities	34,688	32,976
Shareholders’ equity	126,405	98,438
	$347,648	$240,483

Income Statement Information:

	Year ended December 31,
	2010	2009	2008
Revenues	$476,286	$361,283	$326,702
Gross profit	$137,228	$110,699	$98,291
Net income	$36,728	$31,489	$32,914

(8)	See Note 20(E) for guarantees.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

C.	Investments in companies accounted for on a cost basis

	December 31,
	2010	2009
ISI (1)	$1,830	$1,830
Sandel (2)	1,900	1,900
Others	15	15
	$3,745	$3,745

(1)
ImageSat International N.V. (“ISI”), held 14% (10% on a fully diluted basis) by the Company, is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civilian purposes. See also Note 20(C)(2).

(2)
Sandel Avionics, Inc. (“Sandel”) based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market. In 2006, ESA’s subsidiary Kollsman, Inc. (“Kollsman”) acquired Preferred B Shares of Sandel, which constituted a 20% interest in Sandel on a fully diluted and as converted basis. The investment in Sandel was accounted on a cost basis in accordance with ASC 323-10. During the fourth quarter of 2008, the fair value of Sandel decreased as a result of a decrease in Sandel’s backlog and estimated future cash flows. During 2008, based on a valuation prepared by an independent appraiser, the Company recognized an other-than-temporary impairment loss of approximately $10,514 pre-tax of its investment in Sandel, which was classified in "Other income, net" in the Consolidated Statement of Income. In March 2011, the investment in Sandel was realized for consideration of $3,000.

Note 7 -          LONG-TERM TRADE AND UNBILLED RECEIVABLES

	December 31,
	2010	2009
Receivables	$16,211	$2,269
Unbilled receivables	74,132	14,680
	$90,343	$16,949

Note 8 -           LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2010	2009
Restricted deposits with banks (1)	$25,032	$23,065
Hedging receivables related to Series A Notes (See Note 16)	10,907	-
Deposit with banks and other long-term receivables (2)	8,462	8,165
	$44,401	$31,230

(1)	Restricted deposits in respect of an issued bank guarantee.
(2)	Includes long-term balances of non-qualified deferred compensation plan structured under Section 409A in the amount of $5,604 and $4,841 as of December 31, 2010 and 2009, respectively (See Note 17).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 9 -          AVAILABLE-FOR-SALE AND TRADING MARKETABLE SECURITIES

	December 31,
	2010			2009
	Amortized cost	Gross unrealized gains (losses), net	Estimated fair market value	Amortized cost	Gross unrealized gains (losses), net	Estimated fair market value
Government bonds	$-	$-	$-	$22,206	$694	$22,900
Marketable equity securities	-	-	-	3,427	2,069	5,496
ARS and CDOs (*)	11,792	(4,613)	7,179	11,792	(4,413)	7,445
	$11,792	$(4,613)	$7,179	$37,425	$(1,650)	$35,841

As of December 31, 2010 and 2009, short-term available for sale and trading securities include $824 and $739 of government bonds accounted for as trading securities.

As of December 31, 2010 the available-for-sale debt securities are due after one year.

(*)
ARS and CDOs held as a result of the acquisition of Tadiran Communication Ltd. ("Tadiran") during 2007 are private placement securities with long-term contractual maturities. The Company's investments in ARS represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations and other structured credits, including corporate bonds. ARS’ interest rates are reset through a “dutch” auction each month. The monthly auctions historically have provided a liquid market for these securities. CDOs are collateralized debt obligations formed for the purpose of the proceeds in a portfolio of asset-backed securities and related synthetic securities. Some of the underlying collateral for the ARS and CDOs held by the Company consists of sub-prime mortgages.

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

In 2010, while the Company continued to earn interest on the ARS at the contractual rates, their estimated market value no longer approximated par value. In addition, some of the Company’s CDOs currently have no or only limited market. As there was insufficient observable market information available to determine the fair value of most of the ARS and CDOs, their fair value was determined using an independent third party valuator (See note 2(AB)).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 10 -	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2010	2009
Cost (1):
Land, buildings and leasehold improvements (2)	$349,696	$260,991
Instruments, machinery and equipment (3)	587,679	529,163
Office furniture and other	72,613	60,541
Motor vehicles	102,841	90,526
	1,112,829	941,221
Accumulated depreciation	(608,978)	(536,546)
Depreciated cost	$503,851	$404,675

Depreciation expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $84,412, $82,497 and $79,779, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $29,084 and $26,093 as of December 31, 2010 and 2009, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company (in square feet):

	Israel (a)	U.S. (b)	Other Countries (c)
Owned	2,215,000	713,000	1,063,000
Leased	2,038,000	611,000	300,000

(a)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems' Israeli subsidiaries.

(b)
Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America in Texas, New Hampshire, Florida, Alabama, Virginia, Georgia and Kansas.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in the U.K., Romania, Belgium, Germany, Brazil and South Korea.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $167,248 and $169,270 as of December 31, 2010 and 2009, respectively.

As for pledges of assets – see Note 20(I).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 11 -        GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Composition:

	Weighted average
	useful lives	December 31,
Identifiable intangible assets		2010	2009
Original cost:
Technology (1)	12	$248,868	$187,422
Customer relations (2)	6	200,336	171,011
Trade marks and other (3)	14	64,442	55,206
		513,646	413,639
Accumulated amortization:
Technology		98,814	81,820
Customer relations		86,166	59,654
Trademarks and other		15,073	10,982
		200,053	152,456
Amortized cost		$313,593	$261,183

(1)	The technology acquired consists of the major items as follows:

During 2010, the Company invested $13,800 in aerospace technology related to the M7 acquisition (See Note 1(D)(4)) and $28,200 in armored vehicles electro-optics technologies related to the acquisition of Soltam, ITL and Saymar (See Note 1(D)(2)). During 2009, the Company invested $7,400 in technology related to simulation and debriefing systems and $8,200 in technology for broadband communications (See Note 1(E)). An amount of $70,300 was allocated to technology related to communication equipment and C4ISR, with connection with the acquisition of Tadiran's shares in 2005 through 2007.

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

B.	Amortization expenses amounted to $47,729, $42,601 and $40,140 for the years ended December 31, 2010, 2009 and 2008, respectively.

C.	The estimated aggregate amortization expense for each of the five succeeding fiscal years :

2011	$52,844
2012	45,064
2013	40,259
2014	37,645
2015	29,542
2016 and after	108,241

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 11 -        GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

D.	Changes in goodwill, during 2010 are as follows:

2010
Balance, at January 1,	$337,312
Adjustment in respect of previous acquistions (1)	(24,729)
Net translation differences (2)	(319)

Goodwill acquired during the year:
Azimuth	19,583
Soltam	50,668
Saymar	4,291
ITL	24,740
Ares and Periscopio	27,509
M7 Aerospace	29,911
European subsidiaries	14,822
Impairment (3)	(717)
Balance, at December 31,	$483,071

(1)	In 2010, the Company adjusted deferred income taxes related to previous acquisitions made during 2007.

(2)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

(3)	In 2010, the Company wrote-off part of its investment in ICI.

Note 12 -        SHORT-TERM BANK CREDIT AND LOANS

		December 31,
	Interest %	2010	2009
Short-term loans	3-7.45%	$10,537	$-
Short-term bank credit	0-6.23%	4,578	-
		$15,115	$-
Weighted average interest rate	2.82%

Note 13 -        OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2010	2009
Payroll and related expenses	$141,965	$122,497
Provision for vacation pay	44,876	34,319
Provision for income taxes, net of advances	14,949	14,872
Other income taxes liabilities	25,921	21,490
Value added tax (“VAT”) payable	7,245	4,356
Provisions for royalties	32,217	33,048
Provision for warranty	164,778	126,783
Derivative instruments	8,366	10,699
Provision for losses on long-term contracts	61,663	75,493
Others (*)	143,166	114,044
	$645,146	$557,601

(*) Others, primarily includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g., damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 14 -	CUSTOMER ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2010	2009
Advances received	$637,070	$694,954
Less -
Advances presented under long-term liabilities	177,191	142,566
Advances deducted from inventories	101,231	113,511
	358,648	438,877
Less -
Costs incurred on contracts in progress (See Note 5)	55,957	71,740
	$302,691	$367,137

As for guarantees and liens, See Notes 20(E), 20(G) and 20(I).

Note 15 -        LONG-TERM LOANS

			Years of	December 31,
	Currency	Interest %	maturity	2010	2009
Long-term bank loans	U.S. dollars	Libor + 1.25-2.55%	mainly 2-3	$276,702	$365,232
	Other	Libor + 1.65-4%	mainly 1-3	20,694	22,663
Other long-term loans	NIS	Prime + 1.5%	3	2,873	3,200
	Other	Libor + 1.7-4%	mainly 1-3	1,289	790
				301,558	391,885
Less-current maturities				9,519	2,663
				$292,039	$389,222

As of December 31, 2010 the Libor annual rate:

For long-term loans denominated in U.S. dollars was 0.26%-0.3%.

For long-term loans denominated in GBP was 0.75%.

The maturities of these loans for periods after December 31, 2010 are as follows:

2011 – current maturities	$9,519
2012	193,755
2013	97,803
2014	194
2015	194
2016 and after	93
$301,558

In order to secure liabilities to banks as well as guarantees to customers and performance guarantees, a subsidiary granted first priority liens and/or floating liens on all of its property and assets with no limitation as to amount, and specific liens on its short-term investments (See Notes 20(F) and 20(G)).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 16 -        SERIES A NOTES AND CONVERTIBLE DEBENTURES

December 31, 2010
Series A Notes(1)	$309,946
Convertible debentures (2)	2,993
Less –Current maturities	(33,574)
Carrying amount adjustments on Series A Notes (*)	(4,011)
Discount on Series A Notes	(1,997)
$273,357

(*)	As a result of fair value hedge accounting, described below, and in Notes 2(Z) and 2(AB). The carrying value of the Series A Notes is adjusted for changes in the interest rates.

(1)
In June 2010, the Company issued Series A Notes in the aggregate principle amount of NIS 1.1 billion (approximately $283,000), payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020 (the first interest payment was made on December 30, 2010, and the last interest payment will be made on June 30, 2020). During 2010, the Company recorded $4,395 as interest expenses. Debt issuance costs were approximately $2,530, of which $2,164 was allocated to the Series A Notes discount, and $366 was allocated to deferred issuance costs and are amortized as financial expense over the term of the Series A Notes due in 2020. Amortization of discount and deferred financing costs amount to $258, as of December 31, 2010.

The Series A Notes (principal and interest) are not linked to any currency or index. The Series A Notes are unsecured, non convertible and do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future. There are no covenants on the Series A Notes. The Series A Notes are listed for trading on the Tel-Aviv Stock Exchange.

On May 13, 2010, Midroog Ltd., an Israeli rating agency, announced that it assigned its "Aa1" rating (local scale) to unsecured notes to be issued by the Company, which include the Series A Notes.

The Company also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes. Under the cross currency interest rate swaps, the Company will receive fixed NIS at a rate of 4.84% on NIS 1.1 billion and pay floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. Both the debt and the swap instruments will pay semi-annual coupons on June 30 and December 31.  The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2010) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

(2)	Convertible debentures were issued by ITL in July 2005. The convertible debentures bear a fixed interest of 4% per annum. The debentures are paid annually and the last payment is in July 2011.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 16 -        SERIES A NOTES AND CONVERTIBLE DEBENTURES (Cont.)

       Future principal payments for the Series A Notes and convertible debentures, at December 31, 2010, are as follows:

December 31, 2010
2011(current maturities)	$33,574
2012	30,581
2013	30,581
2014	30,581
2015	30,581
2016 and after	152,905

Note 17 -	BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, Telefunken and a European subsidiary sponsor benefit plans for their employees in the U.S., Germany and Belgium, respectively, as follows:

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

Participation in ESA's qualified defined benefit plans was frozen as of January 1, 2010 for non-represented employees. Current participants will continue to accrue benefits; however no new non-represented employees will be allowed to enter the plan.

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

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

       The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2010 and 2009:

	December 31,
Changes in benefit obligation:	2010	2009
Benefit obligation at beginning of year	$103,134	$89,857
Service cost	7,031	6,694
Interest cost	5,858	5,427
Amendments	-	117
Exchange rate differences	(1,023)	(382)
Actuarial losses	7,374	4,159
Benefits paid	(2,391)	(2,027)
Effect of settlement commitment	-	(711)
Benefit obligation at end of year	$119,983	$103,134
Changes in Plan Assets:
Fair value of Plans assets at beginning of year	62,790	45,375
Actual return on Plan assets (net of expenses)	6,326	8,301
Employer contribution	2,679	11,079
Benefits paid	(2,302)	(1,965)
Fair value of Plans assets at end of year	$69,493	$62,790
Accrued benefit cost, end of year:
Funded status	(50,490)	(40,344)
Unrecognized net actuarial loss	34,972	31,198
Unrecognized prior service cost	684	790
	$(14,834)	$(8,356)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(39)	(39)
Accrued benefit liability, non-current	(50,451)	(40,305)
Accumulated other comprehensive income, pre-tax	35,656	31,988
Net amount recognized	$(14,834)	$(8,356)

	Year ended December 31,
	2010	2009	2008
Components of the Plans' net periodic pension cost:
Service cost	$7,031	$6,694	$5,883
Interest cost	5,858	5,427	4,529
Expected return on Plans' assets	(4,914)	(3,915)	(4,565)
Amortization of prior service cost	95	97	(110)
Amortization of transition amount	(130)	(120)	60
Amortization of net actuarial loss	1,769	2,282	369
Total net periodic benefit cost	$9,709	$10,465	$6,166
Additional information
Accumulated benefit obligation	$112,643	$95,877	$83,779

	December 31,
Weighted average assumptions:	2010	2009
Discount rate as of December 31	5.38%	5.90%
Expected long-term rate of return on Plan’s assets	7.30%	7.75%
Rate of compensation increase	2.67%	2.90%

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

Asset Allocation by Category as of December 31:

	2010	2009
Asset Category
Equity Securities	58.1%	54.1%
Debt Securities	33.6%	35.6%
Other	8.3%	10.3%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2010	2009
Asset Category
Equity Securities	60.0%	60.0%
Debt Securities	37.0%	37.0%
Other	3.0%	3.0%
Total	100.0%	100.0%

The fair value of the asset values by category at December 31, 2010 is as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Cash	$110	$110	$-	$-
Cash Equivalents:
Money Market Funds (a)	2,766	2,766	-	-
Fixed Income Securities:
U.S. Treasuries	2,898	1,672	1,226	-
Corporate Bonds (b)	2,729	-	2,729	-
International Bonds (c)	544	-	544	-
Mutual Funds (d)	16,986	16,986	-	-
Equity Securities:
U.S. Companies (e)	3,780	3,780	-	-
International Companies (f)	2,252	2,252	-	-
Mutual Funds (g)	37,275	37,275	-	-
Real Estate	153	-	153	-
Total	$69,493	$64,841	$4,652	$-

(a)	This category includes highly liquid daily traded cash-like vehicles.
(b)	This category represents investment grade bonds at purchase issued by corporations from diverse industries.
(c)	This category represents investment grade bonds from non-U.S. corporations and sovereign debt.
(d)	This category invests in highly liquid diverse mutual funds representing a diverse offering of debt issuance.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

(e)	This category represents common stocks that are traded on major exchanges.
(f)	This represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or ADRs.
(g)	This category represents highly liquid diverse equity mutual funds of varying asset classes and styles.

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2009 Plan year and the quarterly contributions requirements for the 2008 Plan year have been satisfied as of December 31, 2010. Benefit payments over the next five years are expected to be $2,893 in 2011; $3,459 in 2012; $4,011 in 2013, $4,540 in 2014 and $5,120 in 2015.

Retiree Medical Plan

Effective January 1, 2003, ESA commenced offering retiree medical benefits to a limited number of retirees at EFW, in accordance with benefits agreed upon as part of union negotiations in 2002.

The measurement date for ESA benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2010 and 2009:

	December 31	December 31
	2010	2009
Change in Benefit Obligation:
Benefit obligation at beginning of period	$2,419	$2,547
Service cost	208	202
Interest cost	138	156
Actuarial (gain) loss	216	(402)
Employee contribution	21	17
Benefits paid	(88)	(101)
Benefit obligation at end of period	$2,914	$2,419

Change in Plan Assets:
Fair value of plan assets at beginning of period	$-	$-
Employer contribution	67	84
Employee contribution	21	17
Benefits paid	(88)	(101)
Fair value of plan assets at end of period	$-	$-

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

	Year ended December 31,
	2010	2009
Accrued benefit cost, end of period:
Funded status	$(2,914)	$(2,419)
Unrecognized net actuarial gain	540	332
Unrecognized prior service cost	74	224
Accrued benefit cost, end of period	$(2,300)	$(1,863)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	(122)	(102)
Accrued benefit liability, non-current	(2,792)	(2,317)
Accumulated other comprehensive loss, pretax	614	556
Net amount recognized	$(2,300)	$(1,863)

Components of net periodic pension cost (for period):
Service cost	$208	$202
Interest cost	138	157
Amortization of prior service cost	150	150
Amortization of net actuarial (gain) loss	7	42
Total net periodic benefit cost	$503	$551
Assumptions as of end of period:
Discount rate	5.32%	5.38%
Health care cost trend rate assumed for next year	8.00%	7.50%
Ultimate health care cost trend rate	5.00%	5.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2010 is as follows:

	1% increase	1% decrease
Net periodic benefit cost	$41	$36
Benefit obligation	$244	$219

Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $3,896, $3,577 and $3,115 for the years ended December 31, 2010, 2009 and 2008, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

Non-Qualified Defined Contribution Plan

In 2007, ESA implemented two new benefit plans for the executives of the organization.  The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary and bonus or any amount below that to the 409(A) plan.  ESA will provide a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation.  The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The intent was to provide comparable defined contribution plan benefits for the senior management across three ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions transferred into the plan totaled $543 in 2010 and the total ESA contribution to the plan was $111 for 2010. The cash surrender value of these life insurance policies at December 31, 2010 was $3,626. The total liability related to the 409(A) plan was $3,745 at December 31, 2010. As of December 31, 2010, no executive had vested in the ESA contribution to the plan.

The second plan implemented is a non-qualified, defined benefit plan for the top three executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement.  The plan is funded with several life insurance policies.  They are not segregated into a trust or otherwise effectively restricted.  These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets.  The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $1,951 at December 31, 2010. Related liability for the pension payments is $1,803 at December 31, 2010. As of December 31, 2010, all executives partially had vested in the plan.

Note 18 -        TAXES ON INCOME

A.	APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates

Corporate tax rates in Israel were 27% in 2008, 26% in 2009 and 25% in 2010.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

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

Note 18 -        TAXES ON INCOME (Cont.)

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

(4)
Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1969:

Elbit Systems and certain of its Israeli subsidiaries (“the companies”) operations have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959 (the "Law”).

Accordingly, certain income of the companies derived from the “Approved Enterprise” programs is tax exempt for two-years and subject to reduced tax rates of 25% for a five-year to eight-year period or tax exempt for a ten-year period, commencing in the first year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

An Amendment to the law from 2005 defines the "Privileged Enterprise" status rather than the previous terminology of "Approved Enterprise" and limits the scope of enterprises which may qualify for "Privileged Enterprise" status by setting criteria such as that at least 25% of the Privileged Enterprise program's income be derived from export. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require an Investment Center approval in order to qualify for tax benefits.

As a result of the 2005-Amendment, tax-exempt income generated under Elbit Systems and certain of its Israeli subsidiaries Privileged Enterprise programs will be subject to tax upon dividend distribution or complete liquidation.

The entitlement to the above benefits is subject to the companies' fulfilling the conditions specified in the Law, regulations promulgated thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens – see Note 20(J)). As of December 31, 2010, the Company’s management believes that the companies are meeting all conditions of the Law and letters of approval.

As of December 31, 2010, the tax benefits for the Company’s Approved Enterprise and Privileged Enterprise existing programs will expire within the period of 2011 to 2018.

As of December 31, 2010, retained earnings of the Company included approximately $481,481 in tax-exempt profits earned by the company's "Approved Enterprises" and “Privileged Enterprises”. If the retained tax-exempt income is distributed, with respect to the “Approved Enterprises” and the "Privileged Enterprises", it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently - 25%), and an income tax liability would be incurred of approximately $120,370 as of December 31, 2010.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

A.
APPLICABLE TAX LAWS (Cont.)

The company’s boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on exempt income attributable to the companies’ “Approved Enterprises” and “Privileged Enterprise”, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the “Approved Enterprise” and “Privileged Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (See Note 18(A)(1)).

Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the Law and is taxed at the regular tax rates, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

In January 2011, the Knesset enacted a reform to the Law, effective January 2011. According to the reform a flat rate tax would apply to companies eligible for the “Preferred Enterprise” status. In order to be eligible for a Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status.

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate will be 10% in 2011 and 2012, 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate will be 15% in 2011 and 2012, 12.5% in 2013 and 2014 and 12% starting from 2015. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates). A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its Privileged Enterprise or Approved Enterprise status through June 30, 2015 may distribute “Approved Income” or “Privileged Income” subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under Privileged Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Privileged Enterprise’s exempt income.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

A.
APPLICABLE TAX LAWS (Cont.)

The net effect of the 2011 amendment on the deferred tax balances of the Company will be recognized in the period of enactment of the amendment (first quarter of 2011). The Company estimates that the implementation of the 2011-amendment by the Israeli subsidiaries would not lead to a material net effect on the Company's 2011 results.

B.	NON – ISRAELI SUBSIDIARIES Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

C.	INCOME BEFORE TAXES ON INCOME

	Year ended December 31,
	2010	2009	2008
Income before taxes on income:
Domestic	$160,749	$186,444	$257,139
Foreign	38,612	60,886	49,341
	$199,361	$247,330	$306,480

D.	TAXES ON INCOME

	Year ended December 31,
	2010	2009	2008
Taxes on income:
Current taxes:
Domestic	$26,842	$30,006	$46,443
Foreign	16,616	15,350	14,245
	43,458	45,356	60,688
Adjustment for previous years:
Domestic	(3,889)	(6,491)	2,025
Foreign	1,885	91	(146)
	(2,004)	(6,400)	1,879
Deferred income taxes:
Domestic	(10,303)	(3,763)	(8,691)
Foreign	(7,114)	2,916	491
	(17,417)	(847)	(8,200)
	$24,037	$38,109	$54,367

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

E.	UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009
Balance at the beginning of the year	$33,348	$27,754
Additions related to interest	1,801	3,093
Additions based on tax positions taken during a prior period	6,022	2,324
Reduction related to tax positions taken during a prior period	(4,252)	(3,498)
Reductions related to settlement of tax matters	(1,508)	(6,341)
Additions based on tax positions taken during the current period	6,862	10,332
Reduction related to a lapse of applicable statute of limitation	-	(316)
Additions related to acquisitions	4,344	-
Balance at the end of the year	$46,617	$33,348

At December 31, 2010 and 2009, the Company had a liability for unrecognized tax benefits of $46,617 and $33,348, respectively, including an accrual of $4,588 and $4,126 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2010, Elbit Systems and its subsidiaries were subject to examination by various tax authorities in jurisdictions such as Israel, the United States and Europe.

During 2010 and 2009, the Company settled certain income tax matters in Israel and the United States covering multiple years. As a result of the settlement of the tax matters, the Company recorded a reduction in “other income taxes liabilities” of $1,508 and $6,341, respectively, related to settlement of tax matters of which income of $800 and $2,985, respectively, were recorded in the statements of income in “taxes on income.”

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. As a result of ongoing examinations, tax proceedings in certain countries, additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2010, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

F.
DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are based on separate tax jurisdiction as follows:

		Deferred Tax Asset (Liability)
	Total	Current	Non-current
As of December 31, 2010
Deferred tax assets:
Reserves and allowances	$26,992	$19,776	$7,216
Inventory allowances	4,251	4,251	-
Property, plant and equipment	4,858	1,187	3,671
Others	4,530	2,116	2,414
Net operating loss carry forwards	18,684	2,093	16,591
	59,315	29,423	29,892
Valuation allowance	(160)	(160)	-
Net deferred tax assets	59,155	29,263	29,892

Deferred tax liabilities:
Intangible assets	(48,610)	-	(48,610)
Property, plant and equipment	(12,463)	-	(12,463)
Reserves and allowances	25,833	-	25,833
	(35,240)	-	(35,240)
Net deferred tax assets (liabilities)	$23,915	$29,263	$(5,348)

As of December 31, 2009
Deferred tax assets:
Reserves and allowances	$30,786	$18,562	$12,224
Inventory allowances	6,091	6,091	-
Investment in affiliates	7,011	7,011	-
Others	3,015	1,443	1,572
Net operating loss carry forwards	20,895	6,825	14,070
	67,798	39,932	27,866
Valuation allowance	(34,776)	(14,902)	(19,874)
Net deferred tax assets	33,022	25,030	7,992

Deferred tax liabilities:
Intangible assets	(51,396)	-	(51,396)
Property, plant and equipment	(10,024)	-	(10,024)
Reserves and allowances	13,675	-	13,675
	(47,745)	-	(47,745)
Net deferred tax assets (liabilities)	$(14,723)	$25,030	$(39,753)

(1)	The current tax asset is included in other receivables and prepaid expenses.
(2)	The non-current deferred tax asset is included in deferred income taxes, net.
(3)	The non-current deferred tax liability is included in deferred income and tax liabilities, net.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 -     TAXES ON INCOME (Cont.)

G.
As of December 31, 2010, Elbit Systems’ Israeli subsidiaries have estimated total available carry forward tax losses of approximately $136,886, and its non-Israeli subsidiaries have estimated available carry forward tax losses of approximately $28,990. These losses of the Israeli subsidiaries can be offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carry forward losses amount to approximately $21,666 in respect of which a valuation allowance has been recorded in the amount of approximately $160.

H.
Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Company, and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended December 31,
	2010	2009	2008
Income before taxes as reported in the consolidated statements of income	$199,361	$247,330	$306,480
Statutory tax rate	25%	26%	27%
Theoretical tax expense	$49,840	$64,306	$82,750
Tax benefit arising from reduced rate as an “Approved and Privileged Enterprise” and other tax benefits (*)	(20,528)	(31,712)	(44,002)
Tax adjustment in respect of different tax rates for foreign subsidiaries	5,382	5,663	331
Operating carry forward losses for which valuation allowance was provided	(8,066)	(1,506)	1,215
Increase in taxes resulting from non-deductible expenses	3,020	3,133	6,775
Difference in basis of measurement for financial reporting and tax return purposes	(3,370)	4,124	6,117
Taxes in respect of prior years (**)	(2,003)	(6,400)	1,879
Other differences, net	(238)	501	(698)
Actual tax expenses	$24,037	$38,109	$54,367
Effective tax rate	12.06%	15.4%	17.7%
(*) Net earnings per share – amounts of the benefit resulting from the Approved and Privileged Enterprises
Basic	$0.48	$0.75	$1.05
Diluted	$0.47	$0.74	$1.03

(**)   Taxes in respect of prior years:

The Company prepares its tax provisions in accordance with the rules and estimates that are applicable at the end of each year.

In 2008, the Company recorded a tax provision in an amount of $1,900 mainly as a result of the finalization by the Israeli Tax Authorities of the tax assessment for some of the Company’s subsidiaries, which increased the Company’s tax liability for prior years. This adjustment was a result of the Tax Authorities' adoption of a change in its prior position with respect to its interpretation of the relevant rules.

During 2009, the Company reduced its tax liabilities in an amount of $6,300, mainly as a result of the finalization by the Israeli Tax Authorities of tax assessment for some of the Company's subsidiaries in Israel.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

I.
Final tax assessments have been received by the Company up to and including the tax year ended December 31, 2005 and by certain subsidiaries, for the years 2002 - 2007 (subsidiaries that were incorporated after 2000 have not received final assessments).

Note 19 -        DERIVATIVE FINANCIAL INSTRUMENTS

A.
Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, respectively, the fair value of the Company's outstanding derivative instruments as of December 31, 2010 and December 31, 2009 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Derivatives designated as hedging instruments
Foreign exchange contracts	$16,897	$10,819	$5,509	$6,292
Cross-currency interest rate swaps	20,377	-	-	-
	37,274	10,819	5,509	6,292
Derivatives not designated as hedging instruments
Foreign exchange contracts	2,044	7,096	2,710	4,407
Options exchange contracts	159	304	51	-
	$2,203	$7,400	$2,761	$4,407

(*)	Presented as part of other assets.
(**)	Presented as part of other payables.

B.
The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2010 and December 31, 2009, is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain (Loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain (Loss) of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Derivatives designated as hedging instruments
Foreign exchange contracts	$20,002	$(10,339)	$-	$5,102	$-	$-
Others	-	-	10,115	(152)	2,034	(3,062)
	$20,002	$(10,339)	$10,115	$4,950	$2,034	$(3,062)
Derivatives not designated as hedging instruments
Foreign exchange contracts	$-	$-	$-	$-	$751	$678

(*)	Presented as part of revenues/cost of sales
(**)	Presented as part of financial expenses

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 19 -        DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.	The notional amounts of outstanding foreign exchange forward contracts at December 31, 2010 and December 31, 2009, is summarized below:

	Forward contracts
	Buy		Sell
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Euro	$16,076	$22,313	$240,830	$152,603
GBP	20,475	21,086	85,980	78,725
NIS	114,284	219,200	-	-
Other	30,412	-	54,572	15,613
	$181,247	$262,599	$381,382	$246,941

	Options
	Buy		Sell
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
NIS	$6,000	$42,650	$6,000	$42,650

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES

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

Royalties’ expenses amounted to $3,012, $5,317 and $3,292 in 2010, 2009 and 2008, respectively.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.
COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

In connection with projects in certain countries, Elbit Systems and some of its subsidiaries have entered and may enter in the future into "buy-back" or "offset" agreements, required by a number of the Company’s customers for these projects as a condition to the Company obtaining orders for its products and services. These agreements are customary in the Company’s industry and are designed to facilitate economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country.

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

At December 31, 2010, the Company had outstanding buy-back obligations totaling approximately $784,000 that extend through 2020.

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

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	LEGAL CLAIMS (Cont.)

(2)
Between 2007 and January 2010, various claims were filed in the U.S. District Court for the Southern District of New York (the “Federal SDNY”) and the Supreme Court of the State of New York, County of New York (“New York State Court”) by certain minority security holders of ImageSat International N.V. (“ImageSat”) against ImageSat, Israel Aerospace Industries Ltd. (“IAI”), Elbit Systems, Elbit Systems Electro-optics Elop Ltd. (“Elop”) and certain current and former officers and directors of ImageSat.  The former directors include, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (currently Elbit Systems’ Board Chairman, Chief Executive Officer and Chief Financial Officer, respectively), who at various times in the past served as Elop’s nominee to ImageSat’s board of directors.  ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board.  The claims contained various allegations that the defendants breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. The claim alleged various causes of action and damages aggregating hundreds of millions of dollars, not all of which were alleged against Elbit Systems, Elop and/or each of the individual defendants. As of March 8, 2011, all of the above-mentioned claims have been dismissed by the Federal SDNY and the New York State Court (and applicable appellate courts) on the grounds of forum non-conveniens, except for two remaining proceedings in the New York State Court by certain of the plaintiffs, claiming a breach of the Security Holders Agreement between various security holders of ImageSat, including Elop, based on an alleged failure to appoint independent directors to the ImageSat board of directors.  Elbit Systems and Elop believe such claims are baseless and have filed corresponding responses to the Court.

In April 2010, Elbit Systems and Elop were served with an Application to Approve a Derivative Action (the Application) filed in the District Court of Petach Tikva, Israel, by certain minority shareholders of ImageSat.  The Application names a number of respondents, including among others, ImageSat, IAI, Elop, Elbit Systems and several former directors of ImageSat, including, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (Elbit Systems, Elop and the above-named former directors are referred to as the “Elbit Defendants”). The Application requests the Court to approve the filing of a derivative action on behalf of ImageSat for alleged breaches by some of the respondents of the applicants’ rights as minority shareholders in ImageSat. The nature of the allegations is substantially similar to those previously made by the applicants in various claims referred to above made in federal and state courts in New York.  In July 2010, the Elbit Defendants filed motions to dismiss the Application on various grounds relating both to Netherland Antilles and Israeli law.  The Elbit Defendants believe that there is no merit to the allegations made against them in this claim. IAI has agreed to indemnify Elbit Systems, Elop and the directors nominated by Elop to ImageSat’s board, for any losses arising out of any of the foregoing claims or legal proceedings, net of insurance proceeds received from ImageSat’s insurance policies and any indemnification proceeds received from ImageSat.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	LEGAL CLAIMS (Cont.)

(3)
In December 2009, a claim in the amount of approximately $10 million was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (“Pinpoint”) and four of its founders against two of our Israeli subsidiaries, Elbit Systems Holdings (1997) Ltd. and Kinetics Ltd. (“Kinetics”), as well as against one of the Company officers, Jacob Gadot. Pinpoint is a special purpose acquisition company that was in negotiations with the Company and other Kinetics’ shareholders regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that our decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. The Company believes there is no merit to the allegations made in the claim and has responded accordingly to the Court.  In March 2010, the Court requested the parties to attempt mediation, and a mediation process is ongoing.

(4)
In May 2009, Elbit Systems filed a claim in the U.S. District Court for the Southern District of Illinois against Credit Suisse Group (“CSG”).  The complaint seeks to recover approximately $16 million that Elbit Systems believes was fraudulently obtained by CSG and by its subsidiary Credit Suisse Securities (USA) from Tadiran Communications Ltd. (“Tadiran Communications”) in 2007 in connection with auction rate securities purchased by Tadiran Communications through CSG. In 2008, Tadiran Communication was merged into Elbit Systems, and Tadiran Communications’ activities are currently performed as part of Elbit Systems wholly-owned Israeli subsidiary, Elbit Systems Land and C4I Ltd.  CSG filed a motion to dismiss the claim based on a release signed by Tadiran Communications in 2007. In December 2009, the case was moved to the Federal Southern District of New York. In July 2010, the Court ordered the parties to continue discovery regarding the release and ruled that the meaning and scope of the release will be decided in a hearing on summary judgment rather than on a motion to dismiss.

D.
LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2010 are as follows:

2011	$34,802
2012	25,487
2013	15,548
2014	10,892
2015	4,921
2016 and thereafter	8,218
$99,868

Lease expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $15,233, $28,812 and $33,355, respectively.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

E.	GUARANTEES

(1)
As of December 31, 2010, guarantees in the amount of approximately $967,000 were issued by banks on behalf of Company’s entities mainly in order to secure certain advances from customers and performance bonds.

(2)
Elbit Systems has provided, on a proportional basis to its ownership interest, guarantees for one of its 50% - owned foreign investees in respect of credit lines granted to it by banks amounting to $2,200 as of December 31, 2010 (2009 - $3,400). The guarantee will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantee for any debt for which the investee would be in default under the terms of the credit line. The fair value of such guarantee as of December 31, 2010 is not material.

F.
COVENANTS

In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2010, Elbit Systems and its subsidiaries were in full compliance with all covenants.

G.
CONTINGENT LIABILITIES AND GUARANTEES

As a result of cancellation of the export authorization in 2006 to a foreign country (hereinafter: "the Customer"), Elisra and one of its subsidiaries were forced to terminate four projects. Most of the activity in respect of the projects, the total volume of which amounts to approximately $40,000 has already been executed and the deliveries have been made to the Customer. For those projects, Elisra and its subsidiary provided to the Customer advance and performance guarantees, issued by banks and financial institutions, in the total amount of approximately  $7,000 as of December 31, 2007.

On July 28, 2008, the subsidiary received an approval from the Customer for the completion of the subsidiary's obligations in two of the abovementioned projects, the total volume of which amounts to approximately $16,400. On September 22, 2008, the subsidiary received confirmation from a financial institution, stating that the advance and performance guarantees issued by said institution, in the amount of $6,700 are null and void.

As of December 31, 2009, there are two remaining projects, the total volume of which amounts to approximately $23,000. Elisra provided the Customer advance and performance guarantees related to the abovementioned projects in the amount of approximately $5,000.

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

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

H.
CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company.  These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract).  Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2010 and 2009, the purchase commitments were $1,046,000 and $876,000, respectively.

I.
In order to secure bank loans and bank guarantees in the amount of $967,000 as of December 31, 2010, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

J.	A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 18(A)(4) above).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except share and share data)
Note 21 -        SHAREHOLDERS’ EQUITY

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

As of December 31, 2010, 105,676 Options are available for future grant under the Plan (regular and cashless).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except share and per share data)

Note 21 -        SHAREHOLDERS’ EQUITY (Cont.)

D.	A summary of Elbit Systems’ share option activity under the plans is as follows:

	2010		2009		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of the year	1,858,250	$35.24	2,454,851	$33.96	2,386,826	$32.51
Granted	28,000	52.23	58,500	50.33	135,800	56.15
Exercised	(223,019)	32.53	(619,451)	31.62	(22,675)	15.96
Forfeited	(27,926)	31.91	(35,650)	34.53	(45,100)	33.12
Outstanding – end of the year	1,635,305	35.96	1,858,250	35.24	2,454,851	33.96
Options exercisable at the end of the year	963,289	$34.70	586,626	$32.55	82,951	$16.84

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems' closing stock price on the last trading day of the fourth quarter of fiscal 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of the Company’s stock. Aggregate intrinsic value of outstanding options as of December 31, 2010 and 2009 amounted to $24,811 and $55,393, respectively. In addition, the total intrinsic value of options exercised for the year ended December 31, 2010 was $4,147. As of December 31, 2010, there was $1,641 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems' stock option plans. That cost is expected to be recognized over a weighted average period of two years.

As of December 31, 2010, 1,631,541 options were vested and expected to be vested at a weighted average exercise price of $35.95 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2010 is approximately one year and their aggregate intrinsic value is approximately $24,761.

E.	The options outstanding as of December 31, 2010, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
$14.76 - $19.36	14,500	0.91	$19.36	14,500	$19.36
$33.10 - $63.85	1,620,805	1.26	$36.11	948,789	$34.94

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands, except share and per share data)

Note 21 -        SHAREHOLDERS’ EQUITY (Cont.)

Compensation expense amounting to $5,211, $5,134 and $5,067 was recognized during the years ended December 31, 2010, 2009 and 2008, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2010	2009	2008
Cost of revenues	$2,353	$2,397	$2,349
R&D and marketing expenses	954	1,048	897
General and administration expenses	1,904	1,689	1,821
	$5,211	$5,134	$5,067

F.	The weighted average exercise price and fair value of options granted during the years ended December 31, 2010, 2009 and 2008 were:

	Less than market price
	Year ended December 31,
	2010	2009	2008
Weighted average exercise price per share	$52.23	$50.33	$56.15
Weighted average fair value on grant date	$11.99	$16.61	$13.87

G.	Computation of basic and diluted net earnings per share:

	Year ended December 31, 2010			Year ended December 31, 2009			Year ended December 31, 2008
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$183,498	42,645	$4.30	$214,947	42,305	$5.08	$204,176	42,075	$4.85

Effect of dilutive securities:
Employee stock options	-	573		-	678		-	683
Diluted net earnings	$183,498	43,218	$4.25	$214,947	42,983	$5.00	$204,176	42,758	$4.78

(*) In thousands

H.
In December 2007, Elbit Systems U.S. Corp ("ESC"), a wholly-owned U.S. subsidiary of Elbit Systems, adopted a Stock Appreciation Rights Plan for Non-Employee Directors of Elbit Systems of America, LLC (the "SAR Plan").  ESC owns the shares of ESA. The purpose of the SAR Plan is to facilitate the retention of qualified and experienced persons to serve as "Non-Employee Directors" of ESA by providing them additional financial incentives.  A "Non-Employee Director" is a director of ESA who is not an officer or employee of ESA, or any of its affiliated companies.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 21 -        SHAREHOLDERS’ EQUITY (Cont.)

Under the Plan, the Board of ESC may grant Stock Appreciation Rights ("SARs") from time to time to Non-Employee Directors of ESA.  A SAR is a right that, in accordance with the terms of the SAR Plan, entitles the holder to receive, on the exercise date of the SAR, cash in an amount equal to the excess of the "Fair Market Value" of the "Stock" corresponding to the SAR at the time of exercise of the SAR over the "Initial Value of the Stock".  "Stock" means Elbit Systems Ordinary Shares.  Each SAR corresponds to a share of Stock.  "Fair Market Value" with respect to the Stock means the closing price of the Stock on the Nasdaq on the applicable date.  "Initial Value" of a SAR means the Fair Market Value of one share of Stock on the grant date of the SAR.

A SAR may only be exercised after it becomes vested. 25% of any SAR's granted are exercisable on the first anniversary from the grant date and an additional 25% on each of the three subsequent anniversaries. The maximum term of a SAR is five years from the grant date.SAR's do not provide any rights as a shareholder in the Stock.

SARs are considered liabilities under ASC 718 and as such compensation cost for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered) in the fair value of the SARs for each reporting period.

A summary of Elbit Systems' SAR activity under the plan is as follows:

	Year ended December 31, 2010
	Number of options	Weighted average Exercise price per share
Outstanding – beginning of the year	30,000	$58.64
Granted	-	-
Outstanding – end of the year	30,000	$58.64
Rights exercisable at the end of the year	12,750	$59.79

I.	TREASURY SHARES Elbit Systems’ shares held by Elbit Systems and its subsidiaries are presented at cost and deducted from shareholders’ equity.

J.	DIVIDEND POLICY Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

Note 22 -       MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2010	2009	2008
Europe	$541,749	$728,232	$653,043
U.S.	843,985	813,460	907,098
Israel	650,956	627,251	474,405
Others (*)	633,443	663,494	603,725
	$2,670,133	$2,832,437	$2,638,271

(*) Mainly Asia and South America

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 22 -        MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Cont.)

B.	Revenues are generated by the following areas of operations:

	Year ended December 31,
	2010	2009	2008
Airborne systems	$791,111	$693,229	$634,714
Land vehicles systems	363,245	449,712	699,485
C4ISR systems	1,019,068	1,168,848	844,456
Electro-optical systems	368,808	406,396	336,702
Others (*)	127,901	114,252	122,914
	$2,670,133	$2,832,437	$2,638,271

          (*) Mainly non-defense engineering and production services.

C.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2010	2009	2008
Israeli Ministry Of Defense	23%	21%	19%
U.S. Government	7%	6%	5%

D.	Long-lived assets by geographic areas:

	Year ended December 31,
	2010	2009	2008
Israel	$985,953	$753,477	$707,427
U.S.	225,217	185,134	195,752
Others	89,345	69,400	75,190
	$1,300,515	$1,008,011	$978,369

Note 23 -        RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2010	2009	2008
Total expenses	$268,578	$245,812	$217,176
Less – grants and participations	(34,447)	(29,060)	(32,192)
	$234,131	$216,752	$184,984

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 24 -        FINANCIAL EXPENSES, NET

	Year ended December 31,
	2010	2009	2008
Expenses:
Interest on long-term bank debt	$(6,968)	$(8,723)		$(17,898)
Interest on Series A Notes, net	(4,395)	-		-
Interest on short-term bank credit and loans	(1,699)	(1,445)		(3,145)
Impairment of auction rate securities	-	-		(18,714)
Loss from exchange rate differences	(9,117)	(699)		(815)
Others	(4,330)	(12,260)		(11,345)
	(26,509)	(23,127)		(51,917)
Income:
Interest on cash, cash equivalents and bank deposits	3,224	3,020		9,292
Gain on marketable securities	-	1,292		2,480
Others	2,034	3,230		3,330
	5,258	7,542		15,102
	$(21,251)	$(15,585)	$	(36,815)

Note 25 -        OTHER INCOME, NET

	Year ended December 31,
	2010	2009	2008
Gain from sale of Mediguide shares (1)	$12,809	$1,105	$100,031
Impairment of investment (2)	-	-	(10,514)
Gain in respect of fire damages in Elisra (3)	-	-	4,087
Others	450	(647)	690
	$13,259	$458	$94,294

(1)	On December 22, 2008, the Company sold all of its shares in Mediguide (see Note 1(F)).

(2)	Impairment of Sandel shares during 2008 (see Note 6(C)(2)).

(3)	On March 17, 2008, the Company recorded a gain of $4,087 as a result of the settlement agreement between Elisra and Phoenix.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U. S. dollars (In thousands)

Note 26 -        RELATED PARTIES TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2010	2009	2008
Income -
Sales to affiliated companies (*)	$33,124	$39,929	$20,561
Participation in expenses	3,955	$4,217	$3,372

Cost and expenses -
Supplies from affiliated companies (**)	$57,339	$64,058	$51,703

Balances:	December 31,
	2010	2009
Trade receivables and other receivables (*)	$20,970	$20,384
Trade payables (**)	$30,955	$20,591

The purchases from related parties are made at arms length. The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	The significant sales include sales of helmet mounted cueing systems purchased from the Company by VSI.

(**)	Includes electro-optics components and sensors, purchased by the Company from SCD, and electro-optics products purchased by the Company from Opgal.

Note 27 -       SUBSQUENT EVENTS

A.
On February 9, 2011, the Company completed its cash tender offer (the "Tender Offer") issued by its wholly-owned subsidiary, Elbit Security Systems Ltd.("Elsec"), for the balance of the ordinary shares of I.T.L Optronics Ltd.("ITL"), which prior to the completion of the offer was a publically traded company in Israel, held 87.85% by Elsec. As a result, ITL became a private, wholly-owned subsidiary of Elsec. The total amount paid for the ITL shares, related to the offer, was approximately $5,900 (approximately $3.4 per share).

B.
On February 22, 2011, the Company reached an agreement to acquire the remaining 30% of the shares of Elisra held by Elta Systems Ltd. (“Elta”) for $67,500. The Company currently owns 70 % of Elisra’s shares and following the acquisition, Elisra will become a wholly-owned subsidiary of the Company.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts
(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year Ended December 31, 2010:
Provisions for Losses on Long-Term Contracts (*)	136,341	35,443	36,360	646	136,070
Provisions for Claims and Potential Contractual Penalties and Others	5,864	1,262	1,103	595	6,618
Allowance for Doubtful Accounts	7,885	904	349	2,775	11,215
Valuation Allowance on Deferred Taxes (**)	34,776	—	34,616	--	160

Year Ended December 31, 2009:
Provisions for Losses on Long-Term Contracts (*)	99,323	67,725	30,707	—	136,341
Provisions for Claims and Potential Contractual Penalties and Others	3,025	4,928	2,109	—	5,864
Allowance for Doubtful Accounts	5,471	2,726	312	—	7,885
Valuation Allowance on Deferred Taxes	36,282	—	1,506	—	34,776

Year Ended December 31, 2008:
Provisions for Losses on Long-Term Contracts (*)	52,601	60,552	14,257	427	99,323
Provisions for Claims and Potential Contractual Penalties and Others	9,044	537	6,556	—	3,025
Allowance for Doubtful Accounts	3,794	1,794	117	—	5,471
Valuation Allowance on Deferred Taxes	54,635	—	18,353	—	36,282

*
An amount of $49,537, $60,848 and $74,407 as of December 31, 2008, 2009 and 2010, respectively, is presented as a deduction from inventories, and an amount of  $49,786,  $75,493 and $61,663 as of December 31, 2008, 2009 and 2010, respectively, is presented as part of other accrued expenses in the category of “Cost Provisions and Other.”

**	An amount of $21.5 million was deducted as a result of a prior year adjustment.

S - 1