Form 20-F/A
period 2010-12-31
ELBIT SYSTEMS LTD
filed 2011-04-12
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

    Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐        No ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 originally filed with the Securities and Exchange Commission on March 15,  2011 (“2010 Form 20-F”), is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2010 Form 20-F, or reflect any events that have occurred after the 2010 Form 20-F was originally filed.

 PART III

ITEM 19.	EXHIBITS

The exhibits listed on the Exhibit Index hereof are filed herewith in response to this Item.

Exhibits

101
The following financial information from Elbit Systems Ltd. Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on March 15, 2010, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2009 and 2010, (ii) Consolidated Balance Sheets (Parenthetical) as of December 31, 2009 and 2010, (iii)  Consolidated Statements of Income for the years ended December 31, 2008, 2009 and 2010, (iv) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, 2009 and 2010, (v) Consolidated Statements of Shareholders’ Equity (Parenthetical) for the years ended December 31, 2008, 2009 and 2010, (vi) Accumulated Other Comprehensive Loss Net of Taxes for the years ended December 31, 2008, 2009 and 2010 (vii) Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010, and (viii) Notes to the Consolidated Financial Statements.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 11, 2011

ELBIT SYSTEMS LTD.

By:	/s/ JOSEPH ACKERMAN
Name:	Joseph Ackerman
Title:	President and Chief Executive Officer
(Principal Executive Officer)