Form 20-F
period 2011-12-31
ELBIT SYSTEMS LTD
filed 2012-03-14
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2011
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,607,788 Ordinary Shares

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Forward-looking statements contained herein generally are identified by the words “believe”, “project”, “expect”, “will likely result”, and “strategy”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” and similar expressions. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions, are not guarantees of future performance and involve certain risks and uncertainties, the outcomes of which cannot be predicted. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation:

•	the scope and length of customer contracts;

•	governmental regulations and approvals;

•	changes in governmental budgeting priorities;

•	general market, political and economic conditions in the countries in which we operate or sell, including Israel and the United States among others;

•	differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts;

•	the impact on our backlog from export restrictions by the Government of Israel;

•	inventory write-downs and possible liabilities to customers from program cancellations due to political relations between Israel and countries where our customers may be located; and

•	the outcome of legal and/or regulatory proceedings.

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

Selected Financial Data

The following selected consolidated financial data of the Company as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 are derived from our audited consolidated financial statements, including our audited consolidated financial statements as of December 31, 2010 and 2011, and for each of the years ended December 31, 2009, 2010 and 2011, which appear in Item 18 in this annual report on Form 20-F. You should read the audited consolidated financial statements appearing in Item 18 together with the selected financial data set forth below. (For non-GAAP financial data see Item 5. Operating and Financial Review and Prospects – Non-GAAP Financial Data.)

	Years Ended December 31,
	2007	2008		2009	2010	2011
	(U.S. dollars in millions except for share and per share amounts)

Income Statement Data:
Revenues	$1,981.8	$2,638.3		$2,832.4	$2,670.1	$2,817.5
Cost of revenues	1,454.9	1,870.9		1,982.9	1,872.2	2,085.5
Restructuring expenses	10.5	–		–	–	–
Gross profit	516.4	767.4		849.5	797.9	732.0
Research and development expenses, net	127.0	185.0		216.8	234.1	241.1
Marketing and selling expenses	157.4	198.2		250.9	230.0	235.9
General and administrative expenses	107.4	134.2		119.3	131.2	139.3
Acquired in-process research and development (IPR&D) and other expenses (income)	16.6	1.0		–	(4.7)	–
Total operating expenses	408.4	518.4		587.0	590.6	616.3
Operating income	108.0	249.0		262.5	207.3	115.7
Finance expense, net	19.4	36.8		15.6	21.3	13.6
Other income/(expense), net	0.4	94.3		0.4	13.3	1.9
Income before taxes on income	89.0	306.5		247.3	199.3	104.0
Taxes on income	13.8	54.3		38.1	24.0	13.6
Equity in net losses/earnings of affiliated companies	14.5	14.4		19.3	18.8	15.4
Net income from continuing operations, net	89.7	266.6		228.5	194.1	105.8
Income (loss) from discontinued operations, net	–	–		–	0.9	(16.0)
Net income	89.7	266.6		228.5	195.0	89.8
Less: net income (loss) attributed to non-controlling interests	13.0	62.4		13.6	11.1	(0.5)
Income attributed to Elbit Systems’ shareholders	76.7	204.2	*	214.9	183.5	90.3
Earnings per share:
Basic net earnings (loss) per share
Continuing operations	$1.82	4.85	*	5.08	4.29	2.33
Discontinued operations	--	--		--	0.01	(0.22)
Total	$1.82	4.85	*	5.08	4.30	2.11
Diluted net earnings (loss) per share
Continuing operations	1.81	4.78	*	5.00	4.24	2.31
Discontinued operations	--	--		--	0.01	(0.22)
Total	$1.81	4.78	*	5.00	4.25	2.09

*Including $74 million in net income ($1.73 diluted net earnings per share) from the sale of Mediguide Inc. (Mediguide) shares in 2008.

	December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in millions except for share and per share amounts)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$376	$278	$280	$215	$224
Working capital	177	290	392	382	236
Long-term deposits and marketable securities	42	41	44	52	12
Long-term trade receivables	–	–	17	90	163
Property, plant and equipment, net	353	384	405	504	518
Total assets	2,789	2,940	3,054	3,616	3,721
Long-term debt	431	270	389	292	302
Series A Notes, net of current maturities	–	–	–	273	235
Capital stock	307	300	284	294	245
Elbit Systems shareholders’ equity	536	724	833	967	898
Non-controlling interests	20	76	24	39	29
Total equity	556	800	857	1,005	928
Number of outstanding ordinary shares of NIS 1 par value (in thousands)	42,060	42,079	42,531	42,693	42,608
Dividends paid per ordinary share with respect to the applicable year	$0.67	$1.42	$1.82	$1.44	$1.44

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

The current worldwide economic and financial situation as well as reductions in U.S. and European defense expenditures may have a material adverse effect on our results. Over the past few years many of the world’s economies and financial institutions have experienced a reduction in economic activity, a decline in asset prices, liquidity problems and limited availability of credit. Also, in recent years the U.S. and a number of  European governments have reduced defense budgets.  Such factors may result in a reduction in demand and downward pressure on pricing in some or all of our markets, which could adversely affect our business, results of operations and financial condition. The general economic and financial situation may: (i) cause the value of our investments in our pension plans to decrease, requiring us to increase our funding of those pension plans; (ii) result in a lower return and value on our assets; (iii) increase the cost or hinder our ability to finance future projects; and (iv) negatively impact our customers, which in turn could negatively impact our ability to collect accounts receivable.

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

We depend on governmental approval of our exports. Our international sales as well as our international procurement of skilled human resources, technology and components depend largely on export license approvals from the governments of Israel, the U.S. and other countries. If we fail to obtain material approvals in the future, if material approvals previously obtained are revoked or expire and are not renewed or if government export policies change, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, revenues, assets, liabilities and results of operations. (See Item 4. Information on the Company – Governmental Regulation.)

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

We depend on international operations. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause our business, financial condition and results of operations to be harmed. In addition to the other risks from international operations set forth in these Risk Factors, some of the risks of doing business internationally include:

•	unexpected changes in regulatory requirements;

•	termination or non-renewal of export licenses;

•	changes in governmental defense budgets and national priorities;

•	imposition of tariffs and other barriers and restrictions;

•	burdens of complying with a variety of foreign laws;

•	political and economic instability; and

•	changes in diplomatic and trade relationships.

Some of these factors, such as the ability to obtain foreign government approvals, termination of export licenses and changes in diplomatic relationships, may be affected by Israel’s overall political situation. (See “Risks Related to Our Israeli Operations” below.) In addition, the economic and political stability of the countries of our major customers and suppliers may impact our business.

We have risks related to our pension plans, which could impact our liquidity. Funding obligations for certain of our pension plans are impacted by the performance of the financial markets and interest rates. When interest rates are low, or if the financial markets do not provide long-term returns as expected, there is an increased likelihood we may be required to make additional contributions to these pension plans. Because of the volatility in the equity markets, our estimate of future contribution requirements can change dramatically in relatively short periods of time. (See Item 18. Financial Statements – Notes 2(S) and 17.)

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

Our backlog of projects under contract is subject to unexpected adjustments and cancellations. Our backlog includes revenue we expect to record in the future from signed contracts and certain other commitments. Many projects may remain in our backlog for an extended period of time because of the size or long-term nature of the contract. In addition, from time to time, projects are delayed, scaled back, stopped or cancelled for reasons beyond our control, which may adversely affect the revenue and profit that we ultimately receive from contracts reflected in our backlog.

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

In addition, others may allege infringement claims against us. The cost of defending against infringement claims could be significant, regardless of whether the claims are valid. To the extent we are not successful in defending such claims, we may be prevented from the use or sale of certain of our products, subject to liabilities for damages and required to obtain licenses, which may not be available on reasonable terms, any of which may have a material adverse impact on our business, results of operation or financial condition.

Systems and information technology interruptions or cyber attacks could adversely impact our ability to operate. Our operations rely on computer, information and communications technology and related systems. From time to time, we may experience system interruptions and delays. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of and protect our systems, our operations could be interrupted or delayed. Our computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war, terrorism or similar events or disruptions. Any of these or other events could cause system interruption, delays and loss of critical data, or delay or stoppage of our operations, and adversely affect our operating results.

In addition, we face the threat to our computer systems of unauthorized access, computer hackers, computer viruses, malicious code, organized cyber attacks and other security problems and system disruptions. We have devoted and will continue to devote significant resources to the security of our computer systems, but they may still be vulnerable to these threats. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

We sometimes have risks relating to financing for our programs. A number of our major projects require us to arrange, or to provide, guarantees in connection with the customer’s financing of the project. These include commitments by us as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to drawdown against advance payment guarantees if we were to default under the applicable contract. In addition, some customers require that the payment period under the contract be extended for a number of years, sometimes beyond the period of contract performance. We may face difficulties in issuing guarantees or providing financing for our programs. (See Item 4. Information on the Company – Financing Terms.)

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

We face acquisition and integration risks. We have made in the past and plan to continue to make equity or asset acquisitions and investments in companies and technology ventures that we believe complement our business. (See Item 4. Information on the Company – Recent Acquisitions, Mergers and Divestitures.) Acquisitions typically involve a certain amount of risks and uncertainties such as:

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

Risks Related to Our Israeli Operations

Conditions in Israel may affect our operations. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. For a number of years there have been ongoing hostilities between Israel and the Palestinians including with the Islamic movement Hamas in the Gaza Strip, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. Israel also faces threats from Hezbollah militants in Lebanon, from the government of Iran and other potential threats from neighboring countries, some of whom have recently undergone or are undergoing significant political changes, including countries with common borders such as Egypt and Syria.  In recent years there has also been a change in the relations between Israel and Turkey. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

Changes in the U.S. dollar – NIS exchange rate. The exchange rate between the NIS and the U.S. dollar has fluctuated in recent years. For example, at the end of 2009, 2010 and 2011, the NIS/U.S. dollar exchange rate was 3.775, 3.549 and 3.821, respectively. This represented a strengthening of the NIS against the U.S. dollar of approximately 6% in 2010 and  a devaluation of the NIS against the U.S. dollar of approximately 8% in 2011. During 2011, the NIS/U.S. dollar exchange rate fluctuated significantly. For example, at the end of each of the fiscal quarters of 2011, the exchange rate of the NIS against the U.S. dollar was 3.480, 3.415, 3.712 and 3.821, respectively. During the first two months of 2012, the NIS strengthened against the U.S. dollar by approximately 1%, and the NIS/U.S. dollar exchange rate as of February 29, 2012 was 3.766. While most of our sales and expenses are denominated in U.S. dollars, a significant portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, if we do not hedge our position in NIS, a change in the value of the NIS compared to the dollar, which over the past year has undergone numerous fluctuations, could affect our research and development expenses, manufacturing labor costs and general and administrative expenses. (See Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates – Inflation and Currency Exchange Rates.)

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

Israel has stringent export control regulations. In recent years the Israeli government adopted laws and regulations regarding enhanced defense export controls and the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market). If government approvals required under these laws and regulations are not obtained, including revocation of or failure to renew authorizations previously granted, our ability to export our products from Israel could be negatively impacted, thus causing a reduction in our revenues and a potential material negative impact on our financial results. (See Item 4. Information on the Company – Governmental Regulation – Israeli Export Regulations.)

We may rely on certain Israel “home country” corporate governance practices which may not afford stockholders the same protection afforded to shareholders of U.S. companies.  As a foreign private issuer for purposes of U.S. securities laws, Nasdaq rules allow us to follow certain Israeli “home country” corporate governance practices in lieu of the corresponding Nasdaq corporate governance rules.  Such home country practices may not afford shareholders the same level of rights or protections in certain matters as those of shareholders of U.S. domestic companies.  In September 2011, we notified Nasdaq of our intent to follow Israeli home country practice in connection with an amendment to our 2007 Stock Option Plan, which was approved by our board of directors as permitted by Israeli law without approval by our shareholders.  To the extent we are entitled to elect to follow Israeli law and practice rather than corresponding U.S. law or practice, such as with regard to the requirement for shareholder approval of changes to stock option plans, our shareholders may not be afforded the same level of rights they would have under U.S. practice. (See Item 16.G. Corporate Governance.)

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

Business Overview

Principal Activities

We are an international defense electronics company engaged in a wide range of programs throughout the world. The Company, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, electronic warfare (EW) suites, airborne warning systems, electronic intelligence systems, data links, artillery systems, military communications systems and radios. We also focus on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications. In addition, we provide a range of support services.

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

Principal Market Environment

We operate primarily in the defense and homeland security arenas. The nature of military actions in recent years, including low intensity conflicts and ongoing terrorist activities, as well as budgetary pressures to focus on leaner but more cutting-edge defense forces, has caused a shift in the defense priorities for many of our major customers. As a result we believe there is a greater demand in the areas of C4I, as well as intelligence, surveillance and reconnaissance (ISR), including network centric information systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems (UAS), unmanned ground vehicles (UGVs), unmanned surface vessels (USVs), remote controlled systems, cyber-based systems, space and satellite based defense capabilities and homeland security applications. There is also a growing demand for cost effective logistic support and training and simulation services. We believe our systems, products and capabilities position us to meet evolving customer requirements in several of these areas.

We tailor and adapt our technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, we provide customers with cost-effective solutions, and our customers are able to improve their technological and operational capabilities within limited defense budgets. We are experienced in providing “systems of systems”, which enables us to provide overall solutions in a range of areas to meet our customers’ comprehensive defense and security needs.

The worldwide defense market has been characterized in recent years by significant consolidation and merger and acquisition activities. Part of our growth strategy includes our continued activity in mergers and acquisitions both in Israel and internationally. We operate as a multi-domestic, “global – local (GloCal)” organization in order to meet the needs of our customers around the world. The Company’s structure enables us to benefit from the synergy of our overall capabilities while at the same time focus on local requirements.

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

Revenues

The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
	(U.S. dollars in millions)

Airborne systems:	$693	$791	$970
Land systems:	450	363	405
C4ISR systems:	1,169	1,019	996
Electro-optic systems:	406	369	300
Other (mainly non-defense engineering and production services):	114	128	146
Total:	$2,832	$2,670	$2,817

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
Israel	22%	24%	25%
United States	29%	32%	32%
Europe	26%	20%	19%
Others	23%	24%	24%

Subsidiary Organizational Structure

Our beneficial ownership interest in our primary subsidiaries and investees is set forth below. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

The following is a general description of our principal subsidiaries.

U.S. Subsidiaries

Elbit Systems of America

We conduct most of our U.S. business through Elbit Systems of America, LLC (Elbit Systems of America), a Delaware limited liability company, and its major wholly-owned subsidiaries including: EFW Inc. (EFW), Kollsman, Inc. (Kollsman), International Enterprises, Inc. (IEI), Innovative Concepts, Inc. (ICI), M7 Aerospace LLC (M7)  and Real-Time Laboratories, LLC (RTL). These are in addition to Elbit Systems of America’s 50% ownership in Vision Systems International, LLC as described below. We hold our 100% interest in Elbit Systems of America through intermediate Delaware holding companies. Elbit Systems of America provides products and system solutions focusing on U.S. military, commercial aviation, homeland security and medical instrumentation customers. Elbit Systems of America is organized along a number of main business lines operating out of several primary operational facilities. The business lines include Airborne Solutions, Land and C4I Solutions, Sensor and Electro-Optics Solutions, Unmanned Aircraft Systems, Services and Support Solutions, Commercial Aviation – Kollsman and Medical Instruments – KMC Systems. Elbit Systems of America’s main operation centers include its facilities in Fort Worth, Texas; San Antonio, Texas; Merrimack, New Hampshire;  Boca Raton, Florida; Talladega, Alabama; and McLean, Virginia. In November 2011, ESA acquired the balance of the ownership interest in UAS Dynamics LLC, a joint venture engaged in UAS activities, from its co-owner General Dynamics, thus making UAS Dynamics wholly-owned by ESA. (See “Recent Acquisitions, Mergers and Divestitures – Mergers.”)

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

ESLC. Elbit Systems Land and C4I Ltd. (ESLC) is a wholly-owned Israeli subsidiary, with headquarters in Netanya, Israel. ESLC is engaged in the worldwide market for land-based systems and products for military vehicles, C4I systems and communications systems and equipment.

Elisra. Elbit Systems EW and SIGINT – Elisra Ltd. (Elisra) (formerly Elisra Electronic Systems Ltd.) is a wholly-owned  Israeli subsidiary located in Bnei Brak and Holon, Israel. Elisra and its subsidiaries provide a wide range of EW and signal intelligence (SIGINT) systems and C4ISR technological solutions. The Company increased its shareholdings in Elisra from 70% to 100% in March 2011. (See below “Recent Acquisitions, Mergers and Divestitures – Mergers”.)

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

ELSEC. Elbit Security Systems Ltd. (ELSEC) is a wholly-owned Israeli subsidiary of Elbit Systems. Located in Sderot, Israel, ELSEC operates mainly in the fields of homeland security, electro-optic surveillance systems, E-fences, border and coastal integrated security systems, airport security systems, other transportation security systems and strategic perimeter sites security.

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

Soltam. Soltam Systems Ltd. (Soltam) is a wholly-owned Israeli subsidiary located in Yokneam, Israel, that is engaged in the area of artillery and mortar systems.

ITL Optronics. ITL Optronics Ltd. (ITL Optronics) is a wholly-owned Israeli subsidiary engaged in the area of optronic systems. Through a U.S. subsidiary, ITL holds a 55% interest in Fraser-Volpe LLC, a company based in Warminster, Pennsylvania, engaged, in the area of stabilized fire control and optical viewing systems.

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

AEL Sistemas S.A. (formerly Aeroeletronica Ltda.) (AEL) is a 75%-owned Brazilian subsidiary, with the 25% balance of its shares owned by Embraer Defesa e Seguranca Participacoes S.A. (Embraer Defesa). (See below “Recent Acquisitions, Mergers and Divestitures – Mergers.”)  AEL, located in Porto Alegre, Brazil, performs engineering, manufacturing and logistic support activities for defense and commercial applications.

Ares. Ares Aerospacial e Defesa S.A. (Ares) is a wholly-owned Brazilian subsidiary located near Rio de Janeiro and is engaged in the area of defense electronic systems for the Brazilian military and other customers.

Harpia. Harpia Sistemas S.A. (Harpia) is a Brazilian subsidiary, 49% owned by AEL and 51% owned by Embraer Defesa. Based in Brasilia, Brazil, Harpia is engaged in the areas of UAS, avionics and simulation systems.  (See below “Recent Acquisitions, Mergers and Divestitures – Mergers.”)

Elbit Systems of Australia. Elbit Systems of Australia Pty Ltd. (Elbit Systems of Australia) is a wholly-owned subsidiary. Located in Melbourne, Australia. it is engaged in defense electronic systems for the Australian armed forces and other customers.

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

Others. We have several other relatively small subsidiaries and investee companies in Israel and other countries that conduct marketing, manufacturing, logistic support and other activities principally in the subsidiary’s local market.

Recent Acquisitions, Mergers and Divestitures

During 2011, we continued to expand our capabilities through acquisitions and mergers and also made a divesture of a non-core holding.

Acquisitions. During 2011, we made acquisitions in areas that are complementary to our business portfolio, including in the C4I area in Israel and in the area of life support systems in Europe.  These acquisitions were not in amounts that were material to the Company. (See Item 18. Financial Statements – Notes 1(D)(3) and (4).)

Mergers. During 2011, we strengthened our holdings in certain subsidiaries.  In March 2011, we increased our shareholdings to 100% in Elisra in Israel (see Item 18. Financial Statements – Note 1(D)(2)), and in November 2011, we increased our holdings to 100% in  UAS Dynamics in the U.S. (see Item 18. Financial Statements – Note 1 (D)(7).)  In September 2011, we established Harpia, a Brazilian jointly-owned company with Embraer Defesa, in which we hold a 49% interest through AEL.  In conjunction with the establishment of Harpia, Embraer Defesa acquired a 25% interest in AEL (see Item 18. Financial Statements – Note 1(D)(6).)

Divestitures. In September 2011, we divested our 16% interest in Starling Advanced Communications Ltd., a non-core Israeli company engaged in the area of internet communications for commercial aircraft.  The consideration received from the sale was not material.

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

Military Aircraft and Helicopter Systems

Overview

We supply a comprehensive portfolio of advanced airborne electronic and electro-optic systems and products to leading military aircraft manufacturers and end users designed to enhance operational capabilities and extend aircraft life cycles. Our military airborne systems are compatible with emerging net-centric concepts supporting enhanced situational awareness, faster decision making and optimal response. Our airborne C4ISR solutions provide pilots with data, communications and real-time situation pictures, as well as the ability to share mission-critical data with ground and naval platforms, thus enhancing joint, effective operations between air to air, air to ground, manned and unmanned platforms via common avionics and C4I solutions. Our multidisciplinary approach extends to designing training and simulation systems that accommodate evolving missions and combine air and ground systems in a single architecture.

Our airborne systems provide a range of solutions from a single sensor to an entire cockpit avionics suite. We integrate our systems on fixed and rotary-wing, eastern and western, new and mature aircraft. Under our aircraft and helicopter upgrade programs, we integrate advanced weapon, communication, navigation, electro-optic and EW systems, providing advanced net-centric capabilities for fast, precise missions. We support life cycle extension of our customers’ fleets and  supply logistic support services for airborne platforms, including repair and maintenance centers, training and spare parts.

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

Fighter Aircraft and Helicopter Structural Components. We supply external fuel tanks, pylons and structural parts for fighter aircraft such as the F-15, F-16 and  F-18,  and we supply structural parts for helicopters such as the UH-60 and CH-53.

Trainers and Simulators. Our training and simulation products and solutions for all military branches and homeland security include a variety of simulators, complete training centers for tactical, virtual, appended and embedded training, full mission trainers, partial task trainers and computer-based trainers. We also supply air defense simulators, naval embedded and tactical trainers and ACMI (air combat maneuvering instrumentation) pods.

Cpnet™. We provide Cpnet™, an end-to-end situation awareness solution providing a shared view and common operational pictures of military and non-military applications scenarios requiring mobilization of air, naval and ground units. Cpnet™ provides mission plans, location information and live video.

Programs

Our programs for military fixed-wing aircraft and helicopters encompass full scale aircraft upgrades, system upgrades, system and product supply, training, simulators and logistic support. The customers and end users for our military fixed-wing aircraft and helicopters programs include the Israeli Air Force (IAF), the U.S. Air Force (USAF), the U.S. Navy (USN), the U.S. Army, the U.S. Marine Corps (USMC), the U.S. Coast Guard, air forces and other branches of the armed forces of the North American Treaty Organization (NATO) member governments and/or European Union (EU) member governments, Brazil as well as of other governments around the world. Our customers also include major fixed-wing aircraft and helicopter manufacturers such as Lockheed Martin Inc. (Lockheed Martin), the Boeing Company (Boeing), Raytheon Company (Raytheon), Embraer S.A. (Embraer), European Aerospace Defense and Space Company (EADS), EADS – CASA, Alenia Aermacchi S.p.A. (Aermacchi), Dassault Aviation S.A., Eurocopter S.A. (Eurocopter), BAE Systems Ltd., Grob Aircraft AG, Hindustan Aeronautics Limited (HAL), Bell Helicopters Textron Inc. (Bell Helicopters), Sikorsky Aircraft Company (Sikorsky) and Agusta S.p.A. (Agusta), among others.

We perform upgrade programs for numerous fixed-wing fighter, trainer and transport aircraft, as well as a wide range of helicopter platforms. We also supply on a stand-alone basis advanced avionics systems such as mission computers, displays, moving maps, digital video recorders, tactical data links and operational flight protocol software for many fixed-wing and rotary-wing aircraft. This includes, among others, numerous systems for Lockheed Martin’s F-16 aircraft.

We also supply a range of airborne electro-optic systems for fixed-wing fighter and trainer aircraft, including recent awards for head-up display systems for aircraft such as the C-17, F-16 Block 50 and the KC-390, as well as airborne reconnaissance systems and combined airborne imagery intelligence (IMINT) systems for fighter aircraft. In addition, we supply various types of  precision guidance systems to several air forces and  missile manufacturers.

Our airborne, training and simulators programs include aircraft flight training solutions and operation of training aircraft for both fixed-wing trainers and helicopters under private financing initiative (PFI) and “power by the hour” (PBH) arrangements. In 2011, we were awarded a contract to establish a helicopter pilot training school for the Macedonian Air Force, and we also entered into an agreement to establish a joint venture with Israel Aerospace Industries Ltd. (IAI) to pursue a major program for flight training for the IAF.  We also supply several customers with EHUD ACMI systems for real-time autonomous air-to-air and air-to-ground combat training and debriefing. We supply simulation systems including  the IAF’s F-16I aircrew flight and system trainer and a mission training center as well as a B-200 simulator for the IAF. We are supplying Boeing with the Virtual Mission Training system for the USN’s T-45 Goshhawk aircraft and numerous other fixed and rotary wing aircraft. We also supply Israel Defense Forces (IDF) ground forces with a tactical battle group trainer as well as tank appended trainers, and the IDF’s Home Front Command with a crises management simulator. Our naval training simulators are used by the Israeli Navy and several other navies world-wide.

Our logistic support services programs for fixed-wing aircraft and helicopters include repair and maintenance services and supply of spare parts for a range of air forces. Part of these services are performed as contractor logistic support (CLS) projects and performance based logistics (PBL). We operate and maintain the IAF’s Effroni trainer aircraft and the Israeli Police Force’s helicopter fleet. We also perform maintenance support activities for numerous products such as jammers, radar, 20 mm cannon and others. We provide on a turn-key basis aircraft procurement, operation and maintenance services to the IMOD for airborne fire fighting services.  Through ESA’s subsidiary, M7, we provide aircraft level CLS to the U.S. Army, USAF and USN for a range of aircraft on a worldwide basis.

Helmet Mounted Systems

Overview.  We design and supply a range of advanced helmet mounted systems (HMS), including helmet mounted displays (HMDs) for fixed-wing aircraft and rotary aircraft pilots. These include tracking and display systems, both for day and night flying. Our systems measure the pilot’s line of sight, slave weapons and sensors to the target, identify target location and bring displays to the pilot’s eye level. We supply our HMS as part of our upgrade programs as well as on a stand-alone basis and through our jointly-owned company VSI (see above “Principal Subsidiaries – VSI”) we are a leader in HMS for fighter aircraft.

Systems Portfolio

Fixed-Wing HMS. Examples of our fixed-wing HMS currently in operational use include the Display and Sight Helmet (DASH) family, the Joint Helmet Mounted Cueing System (JHMCS), the Night Vision Cueing Display (NVCD) system and the HMS for the F-35 Joint Strike Fighter (JSF). These systems enable slaving of various aircraft systems to the pilot’s line of sight, target location and identification and display of information. We have also developed TARGO™, a HMA (helmet mounted avionics) solution for fixed-wing trainer aircraft, and we supply the FACT® (fast action cockpit mapping tool) for electro-magnetic mapping of cockpits.

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

In the fighter aircraft area we supply various versions of our DASH systems for the IAF’s F-15I and F-16(C, D and I) aircraft as well as for other air forces around the world. We supply the JHMCS through VSI for Boeing’s F-15 and F/A-18 aircraft and for Lockheed Martin’s F-16 aircraft. Thousands of JHMCS production systems have been delivered and are in operational use by the USAF, the USN, the U.S. Air National Guard (ANG) and the air forces of more than 25 other countries. Through VSI we are developing and supplying the HMS to Lockheed Martin for the U.S. F-35 Joint Strike Fighter (JSF) Program. VSI is also supplying the NVCD to the USN. The NVCD includes the PNVG, based on our QuadEye® system. In the trainer aircraft area we are supplying TARGO™ for the M-346 Advanced Trainer. In the helicopter area we have supplied thousands of  operational ANVIS/HUD® systems for numerous customers. We also supply IHADSS to various users of Apache and Agusta 129 helicopters, as well as the Helmet Display and Tracking System for the weapon system of the USMC AH-1W helicopters, and the color helmet mounted system for the CV-22.

Commercial Aviation Systems and Aerostructures

Overview.  Leveraging our core competencies in airborne defense systems, as well as our legacy strengths in commercial aviation, we provide a range of systems and products for the commercial and business aviation market. These activities mainly include vision-based cockpit concept systems, other avionics systems, electrical systems, pressurization systems and aerostructure products.  Our commercial avionics systems are employed on numerous fixed-wing aircraft of Gulfstream, Airbus,  Cessna, Hawker Beechcraft and other aircraft manufacturers, as well as on commercial helicopters of Eurocopter and others. Our aerostructure products are installed on a number of commercial aircraft.

Systems Portfolio

Vision-based Cockpit Systems. Our commercial aviation product line includes the Vision Based Cockpit™ concept, incorporating our Clear Vision™ multi-spectral enhanced vision system (EVS), our  EVS II system and our General Aviation – Vision System (GAViS™) ,which  improve an aircraft’s capability to safely land in bad weather and reduced visibility conditions. Our commercial aviation products provide critical information to pilots including a family of commercial advanced head-up displays and unique synthetic vision and image-based applications.

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

Aerostructure Products. Our aerostructure parts include pressurized and non-pressurized doors, composite beams and composite landing gear doors, thrust reverse blocker doors, fan cowl doors and winglets for commercial aircraft manufactured by Boeing, Airbus, King Air and others, as well as aerostructures for UAS.

Hydraulic Components. We supply hydraulic and pneumatic components for aerial refueling, jet engines and missiles and rockets.

Programs

Customers for our commercial and business aviation systems and products include General Dynamics – Gulfstream Aerospace Corporation (Gulfstream), Boeing, Airbus S.A.S. (Airbus), Hawker Beechcraft Corporation, Eurocopter, FedEx Express Inc. (FedEx Express), Embraer, Honeywell, Sikorsky, Piaggio America Inc. and Jetcraft Aviation Ltd. (Jetcraft). Customers for our aerostructure products for commercial aircraft include Spirit Aerosystems Inc. (Spirit Aero Systems), Airbus, Boeing, IAI and others. Our programs in the area of commercial avionics and enhanced vision systems include a number of U.S. Federal Aviation Administration (FAA) certifications for installation of our EVS on a range of Gulfstream business jets and FedEx Express MD11 aircraft. EVS II also has received European Aviation Safety Agency (EASA) approval and  our GAViS™ system has been FAA certified

Elbit Systems of America maintains an FAA certified repair facilities for commercial avionics repairs. As the original manufacturer of the Fairchild Metro/Merlin aircraft, ESA’s subsidiary M7 provides ongoing spares and engineering support for over 700 aircraft around the world. Cyclone performs maintenance for commercial helicopters.

UAS (Unmanned Aircraft Systems) and USVs (Unmanned Surface Vessels)

Overview.  We design and supply integrated UAS for a range of applications. We design and manufacture a variety of UAS platforms, including the Hermes® and Skylark® families of UAS, . We supply UAS training systems with capabilities to simulate payload performance, malfunctions and ground control station operation. We design and supply command and control ground station elements, engines, data links, stabilized electro-optic payloads and electronic intelligence (ELINT) and communications intelligence (COMINT) payloads that can be adapted for various types of UAS. Our UAS technology has also been applied to our unmanned ground vehicle and USV activities. We also are developing USVs for a range of naval applications.

Systems Portfolio

Hermes® UAS Family. As part of our intelligence, surveillance, target acquisition and reconnaissance (ISTAR) solutions, we developed our Hermes® family of tactical UAS including Hermes® 450 (in various configurations) a tactical long-endurance UAS supporting ISTAR missions, Hermes® 900, a tactical medium altitude long-endurance (MALE) UAS, and  Hermes® 90, a tactical short-range UAS designed for long-endurance point-launch ISR missions.

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

USVs. We are developing USVs, such as the Silver Marlin and Stingray, for various maritime applications that adopt the capabilities of our UAS to sea-based applications.

Programs

We perform a broad range of development, supply, lease, support services and training activities relating to UAS. The principal customers for our UAS include the IDF, the U.K. Armed Forces through Thales U.K., the Brazilian Air Force, the Australian Army and other customers (mainly governmental organizations) around the world.

Our largest UAS program is the U.K. Ministry of Defence’s (UK MOD) Watchkeeper program. In 2005, U-TacS was awarded a contract by Thales U.K. Ltd., the prime contractor to the UK MOD for the program. U-TacS’ Watchkeeper backlog as of December 31, 2011 was approximately $159 million, to be performed mainly through 2013. U-TacS is supplying the Watchkeeper Subsystem comprised of the dual payload WK 450 UAS (based on the Hermes® 450).  U-TacS is also under contract for the UK MOD Lydian Program to supply service-based support to an ISR capability in an overseas theatre, including Hermes® 450 UAS, training and contractor logistics support and is performing   an urgent operating capability (UOR) contract to provide the U.K. Armed Forces ISTAR support capability.

Our first large UAS program was providing Hermes® 450 to the IDF, which has been fully operational for more than a decade, providing the backbone of the IDF’s tactical UAS. Under this program the Hermes® 450 has accumulated over 140,000 flight hours. We also supply the IDF Hermes® 900 systems  and Skylark® systems. During 2011 and 2012, we received additional orders from various customers for Hermes® 900 systems.

Land Vehicle Systems

Overview.  We upgrade and modernize tanks, other combat vehicles and artillery platforms both as a prime contractor and as a systems supplier to leading platform manufacturers. Our land vehicle and platform solutions cover the entire combat vehicle spectrum, from complete modernization, to system supply to maintenance depots and life cycle support services. Utilizing our experience from advanced avionics systems, electro-optic thermal imaging and C4I systems, we adapt and develop “tankionics” for land vehicles that shorten the “sensor to shooter” loop. Our systems are operational on a full range of tracked and wheeled combat vehicles including main battle tanks, medium and light tanks, light armored vehicles, armored personnel carriers, wheeled vehicles and artillery platforms. We offer a comprehensive range of fully integrated, modular artillery and mortar solutions, incorporating C4I and fire control systems and platform upgrades, as well as a complete range of artillery and mortar ammunition. We also develop and supply unmanned ground vehicles and robotic devices for a variety of land based missions. In addition, we supply training systems for tanks and fighting vehicles.

Systems Portfolio

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

Laser Warning and Threat Detection Systems. We provide a wide range of combat proven computer and display hardware products and situation awareness peripheral vision systems, including laser warning systems for identifying and pinpointing the angular direction of laser sources generated by laser range-finders and laser guided and laser beamrider missiles.

Unmanned Turrets and Remote Controlled Weapon Stations. We supply advanced unmanned turrets and overhead remote controlled weapon stations, including the UT30 configurable unmanned turret and the Overhead Remote Controlled Weapon Station (ORCWS) family of products, that enhance ground vehicle capabilities for urban warfare scenarios and convert armored personnel carriers to armored fighting vehicles with no penetration of the vehicle’s deck.

Unmanned Systems. We supply various unmanned ground vehicle (UGVs) platforms, including our small-size UGV – the Viper™ (Versatile Intelligent Portable Elbit Robot), a man-packed robot designated for urban combat support missions and mini-robotic devices used by land forces for tactical missions. Through G-NIUS, our jointly-owned company with IAI, we developed and supply a number of UGVs for combat mission support.

Smart All-Terrain Networked Detectors (SAND). We develop and supply SAND, an advanced, stand-alone, long-life, wireless security system that remotely monitors wide areas and detects and tracks both the movements of people as well as the movements of all types of vehicles.

C4I Systems. Our C4I systems for combat vehicles include battle management systems that process data and enhance situational awareness of land vehicle crews and commanders and include electro-optic-based laser range-finders, TOW night targeting sights, thermal imaging systems, flat paneled color displays, threat detection systems, gunner’ and commander’s sights, laser warning systems, reconnaissance systems and our “See-through Armor” system providing 360° panoramic observation for 360º location and identification and gun-turret direction, using day and night vision systems.

Surveillance, Reconnaissance and Targeting Systems and Sensors. We supply fully-customizable ground and mobile solutions for intelligence collection and dissemination comprised of a broad array of lightweight network-ready sensors and C4I systems, providing day and night observation, target detection and recognition, radar and identification of friendly forces. The sensors are fully controlled from the commander terminal, with digital maps for navigation and orientation. We also develop unattended ground sensors that detect human and vehicle activity.

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

Life Support and Hydraulic Systems. We supply life support systems for land vehicles for environmental, climate and chemical, biological, radiological and nuclear (CBRN) protection and control. The systems include heating, ventilation and air conditioning (HVAC), water generation and fire suppression systems. We also supply hydraulic systems for vehicle fueling, braking, suspension and power pack operation.

Artillery Guns and Mortar Systems. We develop and supply a range of howitzers and artillery field guns. We also develop and supply a range of Soltam-family mortar systems for special forces, commando units and infantry forces.  We develop and supply a range of mortar ammunition, white phosphorus (WP) and smoke mortars and illuminating bombs

Programs

We are engaged in a wide range of land vehicle systems programs, from comprehensive vehicle modernization programs, to stand-alone system supply to vehicle manufacturers to life cycle support programs. Customers for our land vehicle systems include the IDF, the U.S. Army, the USMC, the armed forces of numerous NATO and EU members, the Brazilian Army and armed forces of other countries, as well as major military vehicle manufacturers such as General Dynamics Corporation (General Dynamics), BAE Systems Inc. (BAE Systems), Lockheed Martin, Patria Oyj (Patria), Mowag GmbH (Mowag), Steyr GmbH (Steyr) and Iveco S.p.A. (Iveco). We supply a range of systems for all models of the IDF’s main battle tank, the Merkava. We also are supplying systems to BAE Systems for the U.S. Army’s Bradley A-3 fighting vehicle and to Lockheed Martin for the U.S. Army Multiple Launch Rocket System (MLRS) as well as for the U.S. Army’s and USMC’s High Mobility Artillery Rocket System (HMARS) and Light Armored Vehicle (LAV).  We are supplying unmanned turrets for the Brazilian Army Land Forces’ Guarani Project and are performing  numerous land vehicle modernization programs for European and Asian customers We supply a range of thermal imaging systems and generic commander sights for various tanks and armored personnel carriers.  During 2011, we received orders from various customers for mortar and artillery systems.

We also supply tank gunnery training systems, and ground forces trainers to other customers worldwide. We supply the U.S. Army and other customers, advanced life support systems, such as environmental and climate control and NBC protection systems, hydraulic, fuel, braking and suspension systems as well as an auxiliary power unit for a number of combat vehicles.  Through G-NIUS, we are developing and supplying UGVs, which perform a variety of missions in support of infantry forces’ combat operations.

C4I Systems

Overview.  Building on in-house capabilities and core technologies, we provide net-centric compatible solutions for land-based C4I systems ranging from target acquisition, to battle management to communication systems. We supply our advanced land-based C4I systems as part of turn-key solutions as well as on a stand-alone basis. Our solutions cater to all types of land combatant forces and can be integrated into military vehicles. Providing comprehensive net-centric solutions for low intensity conflicts (LIC) and counter-terror activities, our systems connect intelligence data to combat forces via C4I networks and mobile command and control posts. Our integrated infantry systems provide infantry units with C4ISR, field intelligence, urban warfare and peacekeeping capabilities. We also design and supply military information technology (IT) systems and IT and integrated information gathering systems to various governmental agencies for border control and management systems, crime prevention and other governmental applications. We also have access to a full range of radio and military communications solutions, including the Tadiran line.

Systems Portfolio

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

Integrated Infantry Combat Systems. We supply systems that provide real-time net-centric information to infantry forces, including  our DOMINATOR® system that enables infantry units to send and receive real-time data, view-up-to the-minute common operational pictures on personal displays and live video from either our external electro-optic payload advanced stabilized system (CoMPASS™) and our multi-sensor stabilized integrated system (MSIS), or from body sensors, as well as transmit images and positions back to the command post.

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

Enhanced Tactical Computers and RPDAs. We supply ruggedized enhanced tactical computers and ruggedized personal data assistants  (RPDAs) that bring the versatility of advanced personal computers and data assistants to the operational battlefield, including . the Tacter®-31D tactical computer in a tablet configuration supporting both vehicle mounted and dismounted applications and the Tacter®-31M computer on a Windows-based platform.

Ground Smart Display Unit (GSDU). We supply GSDU, a multi-function high brushless C4I display unit with supporting multiple video formats.

Tactical Multi-media Router (TMR). We supply TMR, a building block for execution of multi-media routing on a dynamic basis for command posts as well as combat vehicles.

Radio and Communications Systems and Products. Based on the Tadiran product line, we supply a range of tactical radio systems, software data radio systems, multi-channel radio systems, integrated radio communications systems, power HF communications systems, broadnet communications systems based on WiMAX technology, mobile net communications systems and tactical data communications systems and military wireless LAN systems for wide band data transmission. These systems are used for voice, data and video (multi-media) applications in a broad range of frequencies, starting at the VLF band though HF, VHF, UHF to the C-band and further on in the mm wave band, facilitating secured and ECCM immuned voice and broadband data communications. Our military communications product line also includes short and medium-range VHF radio systems, long-range HF radio systems, multi-band VHF-UHF handheld/man-pack radios, hand-held radios, soldier radios, line-of-sight multi-channel radio systems, ruggedized computers/communication terminals, integrated communications systems combining wireless (radio) and wired (telephony), IP/LAN/WAN networks situation awareness systems and radio network management systems.

Integrated Radio Communication System (IRCS). Our field proven IRCS enables all echelons, from high-ranking commanders down to the individual soldier in the field, to directly communicate throughout the military network. BRO@DNET. We develop and supply the BRO@DNET battle-proven broadband wireless communication infrastructure solution that enables secure broadband communication, integrating all echelons of military hierarchy into a unified communication solutions.

Satellite on the Move (SOTM). We supply SOTM solutions and antennas for combat platforms for continuous satellite communication.

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

Government IT Systems. We supply operational IT solutions to governmental agencies for border-control, anti-money laundering and intelligence applications, including intelligence knowledge management systems. This includes Wise Intelligence Technology (WiT™), a technology solution supporting organizational doctrine and improving the intelligence process, that addresses all phases of the intelligence process including the reception, adaption and conversion of intelligence data from multiple sources as well as processing and disseminating intelligence reports.

Tactical Battle Company Training Systems. We supply trainers for commanders and staff from the company-level to battalion battle company and brigade-level operations.

Cyber-based C4I systems. We supply a range of C4-based cyber solutions.

Programs

We perform a broad range of C4I radio and communications programs with land-based applications. Our customers include the IDF, the U.S. Army, the USMC, the Australian Army and ground forces and governmental agencies of a wide range of NATO and EU member nations as well as those of other countries.

In September 2011, we were awarded an approximately $280 million contract by the IMOD for the supply, upgrade and maintenance of communication equipment.  The equipment will be supplied over five years, and the maintenance performed over a 20-year period.

In 2010, we were awarded a contract from the Department of Defence of the Commonwealth of Australia in the amount of approximately $298 million for the supply, integration, installation and support of a Battle Group and Below Command, Control and Communications (BGC3) system for the Australian Army’s Land 75/125 program.  In 2004, we were selected by the IMOD to be the prime contractor for the Israel Digital Army Program (DAP). Under the DAP, we are supplying the IDF with computerized systems down to the single soldier level. The systems facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons. As of December 31, 2011, we had a total DAP backlog of approximately $313 million, to be performed mainly through 2018. The DAP includes a significant portion being performed under U.S. FMF funding. We are perfoming a number of contracts relating to C4I systems, including an approximately $130 million contract to supply a Latin American army with C4I and EW systems and a contract by the Polish Ministry of National Defense to supply mobile multi-sensor monitoring and surveillance systems deployed on board Rosomak 8x8 vehicles. In addition, Nessbit, our joint venture with Ness Technologies, Inc., is supplying an information management system for the IAF.

Electro-Optic and Countermeasures Systems

Overview.  We design and manufacture a full range of electro-optic-based solutions for air, land, sea and space applications, covering the complete spectrum of electro-optic-based solutions with products ranging from laser and thermal imaging systems to head-up displays, through ISR systems – including payloads for space, airborne, naval and land-based missions – to ground integrated sights, electro-optic countermeasures and homeland security solutions. We are one of the few companies in the world that has engineering capability and facilities in-house in all major areas of electro-optics. In the space area, we also maintain in-house Israel’s national space electro-optics infrastructure. In addition, we supply dedicated satellite cameras for space research and advanced multi-spectral and high resolution pan-chromatic cameras for commercial satellites.

Systems Portfolio

Thermal Imaging and NVG-based Systems and Products. We produce a range of FLIR systems for night observation for air, land and sea platforms, including stabilized payloads as well as hand-held and man-portable solutions. This includes, among others, the CORAL family of thermal imagers and the MARS uncooled thermal imager and target acquisition system. These systems are integrated into north finding solutions, such as the Atlas family of goniometers.

Laser-Based Systems. We develop and supply a range of laser designators, laser range-finders, laser filters and laser radars for air, land and naval platforms based on solid state flash lamp or diode pumped technologies, both in the eye-safe and non-eye safe band.

Stabilized Payloads. We design and supply a number of payloads for air, land and sea-based observation, target acquisition, target engagement, training and fire control, using stabilized line-of-sight systems and incorporating laser range-finders or designators and thermal and HD/TV cameras, including our Advanced Multi-Sensor Payload System (AMPS) and our Compact Multi-Purpose Advanced Stabilized System (CoMPASS™) family. Our payloads for naval applications provide a wide portfolio of solutions from the small Micro-CoMPASS 8”,  through the 15th generation D-CoMPASS payload, up to the large high end AMPS system that is used for very long-range stand-off observation.

Countermeasures Systems. Our electro-optic-based countermeasure systems (DIRCM – Directional IR Countermeasures)  include our Multi-Spectral Infrared Countermeasures System (MUSIC®) for installation on commercial (C-MUSIC™) aircraft and military helicopters and transport aircraft for detection and jamming of anti-aircraft shoulder-launched missiles. We have also developed EO SHIELD, a soft kill countermeasures solution for armored vehicles.

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

Hyperspectral. We develop cutting edge hyperspectral sensors and systems for various airborne platforms, including UAS.

Infrared Sensors. SCD develops and manufactures infrared detectors and laser diodes for electro-optical applications. Opgal develops electro-optics “engines” (camera cores) that combine detectors with proprietary electronics, as well as IR solutions for commercial and defense applications.

Programs

We perform a range of programs in the electro-optic and countermeasures systems area. Our customers include the IDF, the Israel Space Agency, the USMC, the USN, armed forces of many other governments as well as major defense contractors such as Lockheed Martin. We supply a range of hand-held thermal imaging and binocular systems for long-range observation and reconnaissance devices to the IDF and the armed forces of the U.S., Canada, Germany and other countries. We supply AN/AVS-7 head-up display components to the U.S. armed forces and also are under contract with the USN for the repair and maintenance of various Night Targeting systems components for USMC AH-IW helicopters, as well as the upgrade of the AH-1W Night Targeting System to the NTSU configuration.  In 2011, we were selected by the USMC to supply the JTAC compact hand-held designator, based on our cutting edge Rattler miniature designator.  We also supply laser designators and range-finders for air and ground applications to numerous customers such as the German Armed Forces, the USMC and Lockheed Martin. We supply LORROS® to the IDF for long-range day and night observation.

With respect to a program with a foreign customer for an aerial reconnaissance system, we announced in December 2011 that the Israeli Government, due to political considerations, did not renew our export authorizations to complete performance under an approximately $90 million contract awarded several years ago.  In February 2012, we made a further announcement that, as a result of the cessation of that program, our fourth quarter net profit would be reduced by an amount in the range of approximately $60 to $65 million.  As a result of the cessation of the program, we recorded in our 2011 results an expense of approximately $73 million ($62 million net of tax). (See further Item 18. Financial Statements. Note 1(C).)

Our electro-optic shipboard payloads are in use by several navy and maritime forces for both coastal surveillance and observation as well as fire control applications.

In the countermeasures area we are developing C-MUSICTM, a laser-based countermeasure system for use on commercial passenger aircraft as well as military helicopters, transport aircraft and other commercial aircraft to protect against missiles using IR seekers. We are developing for implementation our C-MUSICTM commercial DIRCM (direct infrared countermeasures) system for Israeli commercial aircraft. In 2011, we received orders to supply DIRCM systems to the Italian Air Force and the Brazilian KC-390. Previously, our C-MUSIC™ system was selected for the Sky Shield program to protect the Israeli commercial aircraft fleet.

We supply a variety of high resolution cameras and telescopes for space applications. This includes cameras for the various versions of the IDF’s Ofek satellites, satellites of the Israel Space Agency and other countries’ space agencies and EROS satellites operated by ImageSat International N.V. Also, in the hyperspectral area, in January 2012, we completed flight tests on our new hyperspectral system for UAS.

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

Systems Portfolio

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

Airport Security Systems. We supply a variety of solutions to secure airports and related aviation security facilities from undesired intrusions, supporting secure airport operations and facilitating pilot identification, while complying with the range of regulations that govern airport security.

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

Programs.  We perform a range of homeland security-related programs for national, regional and municipal security authorities, including airport, border guard and coastal control authorities. Customers for our homeland security systems include the Israeli Ministry of Transportation, the IMOD, various commercial airports in Europe and Africa, border and security forces in Europe and Asia and security organizations of several other governments. We are engaged in several “smart” electronic deterrence projects for the Israeli government. We have developed and supplied the Israel Police with Israel’s Border Control Management System. We are performing programs relating to border security projects, coastal surveillance systems and integrated airport security systems for European and other governments. We also provide a system level security solution to the Israeli Railroad Authority for protecting many of its nationally deployed sites. In 2011, we were awarded a contract to provide a perimeter security system, with advanced command and control, for protection of the Port of Haifa in Israel.

EW and SIGINT Systems

Overview. We supply a range of multi-spectral self-protection suites and systems for airborne, ground and naval platforms including advanced EW and electronic countermeasures (ECM) systems, communications jammer solutions, missile warning systems, laser warning systems and radar warning receivers. We also furnish SIGINT systems, including ELINT, COMINT and direction finding (DF) systems, designed for air, ground and naval platforms and applications.

Systems Portfolio

EW Suites including ECMs. Our EW suites provide advanced self protection integrated capabilities for various types of combat aircraft, naval and ground platforms, combining defense aid suites (DAS) with ESM in a single unit, that cover multi-spectral bands and include radar warning receivers (RWR), passive IR missile warning systems, laser warning receivers, ECM systems and other measures. As part of our IR missile warning systems we supply additional operational capabilities such as our Situation Awareness Panoramic IR (SAPIR) system with collision avoidance for increased mission safety. We also supply a range of systems for self protection and electronic attack for airborne, naval and ground platforms including the SPJ (Self Protection Jammer) and the COMJAM (Communication Jammer) as well as electronic support measurements for threat identification and electro-magnetic analysis for surface ships and submarines.

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

Radars. We provide radar solutions for various applications.

Programs.  We supply a range of EW, SIGNIT, data links and search and rescue systems to defense forces around the world for airborne, ground and sea-based applications. Customers for these systems include the IDF, the armed forces of several other governments as well as major defense contractors. This includes supplying our airborne platform self-protection suites to the IAF and several other air forces around the world.  It also includes  the supply of  data links for airborne platforms including UAS and the supply airborne search and rescue systems to various customers.

Various Commercial Activities

We are engaged in applications of our defense technologies to commercial applications as well as other commercial activities. Our current commercial activities, in addition to the activities described under “Commercial Aviation Systems” and elsewhere above, include medical equipment, commercial communications and mobile and wireless telephone network encryptions, SATCOM equipment, microwave technologies and components and spectrum monitoring and control systems, commercial automotive fleet management products, commercial automotive night vision enhancement equipment, and general manufacturing and machinery services.

We own an approximately 89% interest in Brightway Vision Ltd., an Israeli company involved in developing night vision enhancement equipment for commercial automotive applications.  We also own a minority interest in certain companies that are engaged in activities primarily for the commercial market.  This includes an approximately 19% interest in DIR Technologies (Detection IR) Ltd., an Israeli company, spun off from SCD, that is engaged in identification through thermal imaging technologies of counterfeit pharmaceuticals. We also own an approximately 14% equity interest in ImageSat International N.V., a company incorporated in Netherlands Antilles, involved in the operation of satellites for commercial and other applications and providing satellite imagery. (Also see Item 8. Financial Information – Legal Proceedings – ImageSat.)  Chip PC Ltd., an Israeli company whose shares are traded on the TASE, in which we own approximately 19%, and which is engaged in the development and manufacture of “thin client” solutions enabling server based computing technologies, is currently in the process of a company reorganization, pursuant to which we will divest our ownership  interest.

During 2011, we sold our 16% interest in Starling Advanced Communications Ltd., a non-core Israeli company engaged in the area of satellite antennas for commercial aircraft.  See above “Recent Acquisitions, Mergers and Divestitures – Divestitures.”

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel (1)	U.S. (2)	Other Countries (3)

Owned	2,193,000 square feet	713,000 square feet	1,063,000 square feet
Leased	2,024,000 square feet	618,000 square feet	300,000 square feet

(1)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems and our various majority-owned Israeli subsidiaries.

(2)
Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America primarily in Texas, New Hampshire, Florida, Alabama and Virginia. Elbit Systems of America’s facilities in Texas, New Hampshire and Alabama are located on a total of approximately153 acres of land owned by Elbit Systems of America. This does not include properties not held by Elbit Systems of America, including approximately 6,000 square feet leased by our wholly-owned subsidiary Elmec Inc. in Massachusetts.

(3)	Includes offices, design and engineering facilities and manufacturing facilities in Europe, Brazil, Australia and Asia.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including building projects, equipment, machinery and vehicles, amounted to approximately $129 million. Each of our manufacturing facilities generally operates at or near full capacity. Accordingly, we believe that our current facilities are adequate for our operations as now conducted.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. A license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology eventually exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2011, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

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

Approval of Israeli Defense Acquisitions

The Israeli Defense Entities Law (Protection of Defense Interests) establishes conditions for the approval of an acquisition or transfer of control of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” is to occur through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Trade, Industry and Labor Minister. Although no such orders have been issued as of the date of this annual report on Form 20-F, it is assumed that Elbit Systems and most of our Israeli subsidiaries will be designated as “defense entities” under the law. Elbit Systems and our major Israeli subsidiaries have been designated as “defense entities” under an order of the Defense Minister with respect to Israeli law governing various aspects of defense security arrangements.

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

Anti-Bribery Regulations. Laws such as the Israel Penal Code, the Organization for Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and corresponding legislation in other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process. Israeli defense exporters, such as Elbit Systems, are required to maintain an anti-bribery compliance program, including specific procedures, record keeping and training.

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

Private Finance Initiatives (PFI) – Some of our projects operate under  PFI financing arrangements where we provide long-term financing arrangements or facilities, with the repayment  generally made based on the project’s cash flow. PFI projects can be structured in several ways.  PFI projects may require us to pledge equity and enter into relatively complex financial and other agreements. Such financing may be raised either through banks or institutional lenders and carries various financial risks and exposures.  In addition, PFI projects may require us to draw upon our equity base and borrowing capacities.  In recent years we were  involved in several PFI-type projects in Israel, and we expect to participate in future PFI contracts both in Israel and other countries.

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

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 35% of our revenues in 2011 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and title to inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the end product is purchased, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

Licensing. There are relatively few cases where we manufacture under license. Such licenses typically apply to the use of technologies that are the result of collaboration with academic institutions or where we are manufacturing another company’s product in accordance with that company’s specifications.  In such cases, the licensor typically is entitled to royalties or other types of compensation. In some cases where we have acquired business lines we obtain a royalty free license to use the applicable technology for specified applications. Occasionally, we license parts of our intellectual property to customers as part of the requirements of a particular contract. We also sometimes license technology to other companies for specific purposes or markets, such as the right to use certain of our intellectual property relating to our training and simulation systems.

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

Our customers, the Office of the Israeli Chief Scientist (OCS) and other R&D granting authorities sometimes participate in our R&D funding. We also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
	(U.S. dollars in millions)

Total Investment	$245.8	$268.6	$288.7
Less Participation*	29.0	34.5	47.6
Net Investment	$216.8	$234.1	$241.1

(Also see Item 5. Operating and Financial Review and Prospects – Summary of Operating Results – 2011 Compared to 2010 – Research and Development.)

*	See above – “Government Rights in Data” and see below – “Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding.”

Manufacturing

We manufacture and assemble our systems and products at our operational facilities in Israel, the U.S., Europe, Brazil and at certain of our subsidiaries in other countries. These facilities contain warehouses, electronic manufacturing areas, mechanical workshops, final assembly and test stations with test equipment. We also have supporting infrastructure including fully automated surface mount technology lines and clean rooms for electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply. A number of our manufacturing activities are provided on a shared services basis by various of our in-house centers of excellence.

We also manufacture and assemble composite materials, metal parts and machinery. One of our Israeli subsidiaries has a high technology semiconductor manufacturing facility where it performs electronic integration and assembly of thermal imaging detectors and laser diodes. We also manufacture and repair test equipment.

We manufacture commercial avionics and aircraft components, as well as perform maintenance, repair and overhaul at our U.S. FAA registered facilities in the U.S., Europe and Israel. We also manufacture medical equipment at U.S. FDA registered facilities in the U.S.

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

We use a project management method based on Theory of Constraints (TOC) in many of our development projects. Using advanced software, work plans are continuously updated and are available to all integrated product team members. This method makes management more efficient and improves our ability to meet schedule demands of complex projects. Another TOC methodology is used to manage our manufacturing lines at various facilities in  Israel. We also use methods such as Kaizen and Lean. Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology and management tools, assists us in providing high quality and on-time implementation of projects.

All Israeli operational sites are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100 (for which we are certified for revision C), AS9006 for software ISO-14001, OSHAS 18001 and European Aviation Safety Agency (EASA) part 145 for maintaining civil products and part 21 G for production of civil products. We also comply with Capability Maturity Model Integration (CMMI) Level 3 of the U.S. Software Engineering Institute (SEI) and NATO AQAP. Representatives of our customers generally test our products before acceptance. Branches of the IDF and other customers have authorized us to conduct acceptance testing of our products on their behalf.

Quality certifications applicable to defense products of Elbit Systems of America’s operating units include certifications for CMMI Level 3 of the SEI, ISO-9001, AS9100 and compliance with NATO AQAP requirements. In the area of commercial aviation Elbit Systems of America’s operating units hold EASA certification as well as a variety of FAA certifications including FAA Part 21 approval and FAA Part 145 approved repair stations. In the medical equipment area, Elbit Systems of America is certified for ISO 13485:2003, is registered with the FDA as a GMP manufacturer and is FDA compliant with Quality Systems Regulations 21 CFR Parts 820, 803 and 806.

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

Over the past several years, a number of the major entities in the Company have entered into cooperation agreements with major defense contractors in Israel, the United States, Europe, Brazil  and certain other key markets. These agreements provide for joint participation in marketing and performance of a range of projects. In other countries, we actively pursue business opportunities as either a prime contractor or a subcontractor, usually together with local companies. Often we enter into cooperation agreements with other companies for such opportunities.

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

Competitors in the sale of some of our products to the government of Israel include IAI and Rafael among others. From time to time we also cooperate with some of our competitors on specific projects. Outside of Israel, we compete in a number of areas with major international defense contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Northrop Grumman Corporation,, Honeywell, BAE Systems, Rockwell Collins, L-3 Communications Corporation, Thales S.A., Finmeccanica S.p.A., Harris Corporation, AAI Corporation, FLIR Systems, Inc., Rhode and Schwartz GmbH, ITT Defense Limited, Rheinmetall AG and Safran Group – Sagem Defense Securite S.A. Many of these competitors have greater financial, marketing and other resources than ours. We also compete in the worldwide defense market with numerous smaller companies. In addition, we compete with a range of companies in the commercial avionics market. In certain cases we also engage in strategic cooperative activities with some of our competitors.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ combat-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customer during the last three years was the IMOD, which accounted for 21% in 2009, 23% in 2010 and 23% in 2011.

Ethics

We conduct our business activities and develop Company policies based on a firm commitment to ethical practices. In addition to our Code of Conduct (see Item 16.B) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating ongoing training and enforcement. We also expect our supply chain to follow ethical practices. We are members of the Ethisphere Institute’s Business Ethics Leadership Alliance.

Social Responsibility and Sustainability

We place importance on social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing ethics in our business practices. Our policy encourages the voluntary efforts of our Company entities and employees who donate their time and efforts in the support of members of our communities who are in need. In this regard, we place priority on initiatives to promote educational advancement, particularly in the technology sectors. A major activity resulting from our social responsibility policy is facilitating the placement of our employees as tutors in peripheral communities and less developed neighborhoods, providing technology-related knowledge as well as other educational resources generally lacking in those areas. We also promote numerous other community support activities, including involvement on a national level basis in major charitable organizations in Israel and the U.S. Our commitment to social responsibility initiatives has been reflected in our ongoing ranking among the top Israeli companies in the “Maala” social responsibility index. We periodically publish a Sustainability Report detailing our activities in the areas of corporate responsibility, ethics, environmental initiatives and community-related activities.

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

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2011, the payments to the National Insurance Institute were equal to approximately 17.9% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 67%, and the employer contributes approximately 33%.

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

In cases where the contract involves the delivery of products and performance of services, or other obligations, we follow the guidelines specified in ASC 605-25. “Multiple-Element Arrangements”, in order to allocate the contract consideration between the identified different elements.

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or manufacturing and production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Our service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation service, etc. Revenue from services were less than 10% of consolidated revenues in each of the fiscal years 2009, 2010 and 2011.

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable intangible assets, are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of January 1, 2009, fair value of non-financial assets is determined based on market participant assumptions. For each of the years ended December 31, 2009, 2010 and 2011, no material impairment was identified.

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

For each of the three years in the period ended December 31, 2011, no material impairment was identified.

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

During 2011, an impairment loss was recorded in the amount of  $9.5 million relating to our investment in Fraser-Volpe LLC, a subsidiary that was classified as held-for-sale.  See Item 18. Financial Statements – Note 1(G).  During 2010 and 2009, no material impairment was recognized.

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

Taxes on Income

We record income taxes using the asset and liability approach, whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and of operating losses and credit carry-forwards, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We record a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized. We have considered future taxable income on a jurisdiction by jurisdiction basis, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. In the event we were to determine that we would be able to realize these deferred income tax assets in the future, we would adjust the valuation allowance, which would reduce the provision for income taxes.

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 "Income Taxes" guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcomes will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

Stock-Based Compensation Expense

We apply ASC 718 “Compensation – Stock Based Compensation” (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options based on estimated fair values. Stock-based compensation expense in 2011 was $2.0 million, in 2010 was $5.2 million and in 2009 was $5.1 million. (See Item 18. Financial Statements – Notes 2(Z) and 21 for additional information.)

Under ASC 718, we estimate the value of employee stock options on the date of grant using a lattice-based option valuation model. The determination of fair value of stock option awards on the date of grant is affected by several factors including our stock price, our stock price volatility, risk-free interest rate, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions for future grants, our compensation expense may differ significantly from what we have recorded in the current period.

In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees are lower than expected, the expenses recognized in such future periods will be higher. (See Item 18. Financial Statements – Notes 2(Z) and 21 for further description of our assumptions used for calculation of stock-based compensation expense.)

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

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment as of December 31, 2011 were as follows: $37 million for 2012, $25 million for 2013, $19 million for 2014, $13 million for 2015, $7 million for 2016 and $15 million for 2017 and thereafter. (See below “Contractual Obligations”.)

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. (See below – “Liquidity and Capital Resources – Financial Resources”). Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. (See Item 18. Financial Statements – Note 20(F).)  As a result of recognition of the expense due to the cessation of a program with a foreign customer in December 2011 (see Item 18. Financial Statements -  Notes 1(C) and 20(F)), as of December 31, 2011, we did not meet one of our covenants.  During the first quarter of 2012, the banks waived such covenant through March 31, 2013, and accordingly, as of December 31, 2011, our bank credits and loans were not negatively affected.

Bank Guarantees. As of December 31, 2011 and 2010, guarantees in the aggregate amount of approximately $1,040 million and $967 million, respectively, were issued by banks on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2011 and 2010, we had purchase commitments of approximately $1,026 million and $1,046 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2011

See Item 4. Information on the Company – Recent Acquisitions, Mergers and Divestitures. See also, Item 18. Financial Statements – Note 1(D).

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

Our backlog of orders as of December 31, 2011 was $5,528 million, of which 75% was for orders outside Israel. Our backlog as of December 31, 2010 was $5,446 million, of which 74% was for orders outside Israel. Approximately 72% of our backlog as of December 31, 2011 is scheduled to be performed during 2012 and 2013. The majority of the 28% balance is scheduled to be performed in 2014 and 2015. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

Trends in the defense electronics and homeland security markets in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world, increasing the focus of defense forces on low intensity conflicts, homeland security and cyber warfare. The defense market has also been impacted by the withdrawal of most of the allied forces from Iraq and a reduction of allied forces in Afghanistan.

In the defense electronics market, there is an increasing demand for products and systems in the areas of C4ISR and unmanned vehicles. Accordingly, while we continue to perform platform upgrades, in recent years more emphasis is being placed on C4ISR, including information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAS, other unmanned vehicles, cyber-based systems, training and simulation, space and satellite based defense capabilities and homeland security systems. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends, as well as to continue to participate in the “Current Force” legacy operations of our customers.

In recent years consolidation in the defense industry has affected competition. This consolidation has decreased the number but increased the relative size and resources of our competitors. We adapt to evolving market conditions by adjusting our business strategy. Our business strategy also anticipates increased competition in defense markets due to declining defense budgets in certain countries. As a result of recent worldwide financial developments, current indications are that overall defense spending is unlikely to increase in the coming  years, and many governments recently have reduced their defense budgets. However, we believe in our ability to compete on the basis of our systems development, technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time enhancing the industrial capabilities in certain of our customers’ countries.

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

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2011.

	Year ended December 31,
	2011		2010		2009
	$	%	$	%	$	%
	(in thousands of U.S. dollars except per share data)
Total revenues	$2,817,465	100.0	$2,670,133	100.0	$2,832,437	100.0
Cost of revenues	2,085,451	74.0	1,872,263	70.1	1,982,954	70.0
Gross profit	732,014	26.0	797,870	29.9	849,483	30.0
Research and development (R&D) expenses	288,668	10.2	268,578	10.0	245,812	8.7
Less – participation	(47,576)	(1.6)	(34,447)	(1.29)	(29,060)	(1.0)
R&D expenses, net	241,092	8.6	234,131	8.8	216,752	7.7
Marketing and selling expenses	235,909	8.4	229,942	8.6	250,963	8.9
General and administrative expenses	139,349	4.9	131,200	4.9	119,311	4.2
Acquired IPR&D and other expenses	–	–	(4,756)	(0.2)	–	–
	616,350	21.9	590,517	22.1	587,026	20.7
Operating income	115,664	4.1	207,353	7.8	262,457	9.3
Financial expenses, net	(13,569)	(0.5)	(21,251)	(0.8)	(15,585)	(0.6)
Other income, net	1,909	0.1	13,259	0.5	458	–
Income before taxes on income	104,004	3.7	199,361	7.5	247,330	8.7
Taxes on income	13,624	0.5	24,037	0.9	38,109	1.3
	90,380	3.2	175,324	6.6	209,221	7.4
Equity in net earnings of affiliated companies and partnership	15,377	0.6	18,796	0.7	19,292	0.7
Income from continuing operations	$105,757	3.8	$194,120	7.3	$228,513	8.1
Income (loss) from discontinued operations, net	(15,977)	(0.6)	921	–	–
Net income	89,780	3.2	195,041	7.3	228,513	8.1
Less – net loss (income) attributable to non-controlling interests	$508		$(11,543)	(0.4)	$(13,566)	(0.5)
Net income attributable to the Company’s shareholders	$90,288	3.2	$183,498	6.9	$214,947	7.6
Diluted net earnings (loss) per share: Continuing operations	$2.48		$4.24		$5.00
Discontinued operations	(0.37)		0.01		–
Total	$2.11		$4.25		$5.00

2011 Compared to 2010

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2011		December 31, 2010
	$ millions	%	$ millions	%

Airborne systems	969.4	34.4	791.1	29.6
Land systems	405.3	14.4	363.2	13.6
C4ISR systems	996.4	35.4	1,019.1	38.2
Electro-optic systems	300.2	10.6	368.8	13.8
Other (mainly non-defense engineering and production services)	146.2	5.2	127.9	4.8
Total	2,817.5	100.0	2,670.1	100.0

Our consolidated revenues increased by 5.5% from $2,670.1 million in 2010 to $2,817.5 million in 2011.

The leading contributors to our revenues were the C4ISR and airborne areas of operations.  The major increase was in the airborne area of operations, which included in 2011 revenues resulting from M7’s operations acquired in the fourth quarter of 2010 and which contributed to the revenue growth in 2011.  The decrease in the electro-optic systems area of operations was mainly due to reduced revenues in reconnaissance systems and night vision products.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2011		December 31, 2010
	$ millions	%	$ millions	%

Israel	697.8	24.8	651.0	24.4
United States	890.4	31.6	844.0	31.6
Europe	545.5	19.4	541.7	20.3
Other countries	683.8	24.2	633.4	23.7
Total	2,817.5	100.0	2,670.1	100.0

Cost of Revenues and Gross Profit

Cost of revenues in 2011 was $2,085.5 million (with a gross profit margin of 26%), as compared to $1,872.3 million (with a gross profit margin of 29.9%) in 2010. Cost of revenues in 2011 included an expense of $72.8 million related to the cessation of a program with a foreign customer. (See Item 18. Financial Statements – Note 1(C).)

Gross profit for the year ended December 31, 2011 was $732.0 million (26.0% of revenues), as compared with gross profit of $797.9 million (29.9% of revenues) in the year ended December 31, 2010. The decrease in the amount of gross profit in 2011 resulted primarily from the above-mentioned expense as well as reduced gross profit in the mix of programs underlying our revenues in 2011.

Research and Development (R&D)

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal (B&P) efforts and are expensed as incurred.

Gross R&D expenses in 2011 totaled $288.7 million (10.2% of revenues) as compared with $268.6 million (10.0% of revenues) in 2010.

Net R&D expenses (after deduction of third party participation) in 2011 totaled $241.1 million (8.6% of revenues), as compared to $234.1 million (8.8% of revenues) in 2010.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2011 were $235.9 million (8.4% of revenues), as compared to $229.9 million (8.6% of revenues) in 2010.

General and Administration (G&A) Expenses

G&A expenses in 2011 were $139.3 million (4.9% of revenues), as compared to $131.2 million (4.9% of revenues) in 2010.

The increase in G&A expenses in 2011 compared to 2010 was due to higher expenses related to our subsidiaries acquired in the last quarter of 2010.

Other operational income for the year ended December 31, 2010 amounted to $4.8 million. The amount reflects a net gain of $4.8 million in the second quarter of 2010, related to the revaluation of the previously held Azimuth shares at the acquisition date, due to its accounting treatment as a business combination achieved in stages. There was no other operational income in 2011.

Operating Income

Our operating income in 2011 was $115.7 million (4.1% of revenues), as compared to $207.4 million (7.8% of revenues) in 2010. The change in the amount of operating income was a result of the expense of $72.8 million mentioned above as well as the increases in operating expenses discussed above.

Financial Expense (Net)

Net financing expenses in 2011 were $13.6 million, as compared to $21.3 million in 2010.

The financial expenses in 2011 decreased as a result of income primarily from currency hedging activities and interest on the settlement of the ImageSat debt transaction. (See Item 8. Financial Information – Legal Proceeding – ImageSat.)

Other Income (Net)

Other income, net in 2011 was a $1.9 million gain, as compared to a gain of $13.3 in 2010. The amount in 2010 included a gain of $12.8 million related to the sale of Mediguide shares in the first quarter of 2010.

Taxes on Income

Our tax rate represents a weighted average of the tax rates to which our various entities are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which our entities generating the taxable income operate.

Income taxes in 2011 were $13.6 million (effective tax rate of 13.1%) as compared to an income taxes of $24.0 million (effective tax rate of 12.1%) in 2010. Taxes on income in 2010 included an amount of approximately $10 million related to the first recognition of deferred tax assets for prior years’ losses in one of our subsidiaries.  The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income. We continue to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $11.5 million and $20.5 million, respectively, in 2011 and 2010, significantly influencing our effective tax rates.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates), and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2011, we had income of $15.4 million from our share in earnings of affiliates, as compared to income of $18.8 million in 2010.

Loss from Discontinued Operations, Net

Loss from discontinued operations for the year ended December 31, 2011, amounted to $16 million.  The amount reflects a net loss related to an impairment of held-for-sale investments acquired during 2010, as part of the acquisition of the Mikal group of companies.  The net loss from discontinued operations (after deducting the minority interest) amounted to $9.5 million.

Net Income and Earnings Per Share (EPS)

Net income in 2011 was $90.3 million (3.2% of revenues), as compared to net income of $183.5 million (6.9% of revenues) in 2010. The net income in 2011 included the net effect of the cessation of the above-mentioned program which amounted to $62.2 million.  Diluted EPS was $2.09 in 2011, as compared to $4.25 in 2010.

The number of shares used for computation of diluted EPS in the year ended December 31, 2011 was 43,131,000 shares, as compared to 43,217,000 shares in the year ended December 31, 2010.

2010 Compared to 2009

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

The decrease in the Company’s revenues was due mainly to decreases in sales in the land systems and the C4ISR systems areas of operations. The decrease in revenues in the land systems activities was mainly a result of a lower level of revenues in Europe, including a decrease in the level of revenues due to the winding-up of the M-60 project in Turkey, as well as a decrease in the revenues for the Bradley project in the United States. The decrease in the revenues for C4ISR systems was mainly in Europe, as a result of a decreased level of revenues in the Watchkeeper project.

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

The decrease in cost of goods sold was mainly a result of the decrease in revenues. The expenses included a write-off of inventories in the amount of approximately $13 million related to the acquisitions of Soltam and ITL. As a result of the acquisitions, the amortization expense of intangible assets increased. The increased expenses were partly offset by improvements in other subsidiaries of the Company.

Cost of revenues also included provisions for warranties and expected losses. The provisions for warranty increased by approximately $38 million, of which $19 million was related to subsidiaries acquired during the year, and the remainder of the increase was a result of the mix of programs with various warranty periods.

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

Other operational income for the year ended December 31, 2010 amounted to $4.8 million. The amount reflected a net gain of $4.8 million in the second quarter of 2010, related to the revaluation of the previously held Azimuth shares at the acquisition date, due to its accounting treatment as a business combination achieved in stages.

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

Taxes on Income

Provision for taxes in 2010 was $24.0 million (effective tax rate of 12.1%) as compared to a provision for taxes of $38.1 million (effective tax rate of 15.4%) in 2009. Taxes on income in 2010 included an amount of approximately $10 million related to the first recognition of deferred tax assets for prior years’ losses in one of our subsidiaries. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income. We continued to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $20.5 million and $31.7 million, respectively, in 2010 and 2009.

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

We account for the outstanding principal amount of our Series A Notes as long-term liability, in accordance with ASC 470, “Debt”, with current maturities classified as short-term liabilities. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the Series A Notes using the effective interest rate method. As of December 31, 2011, the value of the Series A Notes was $259.1 million, less $29.6 million in current maturities and a fair value adjustment of $7.4 million from cross-currency interest rate swaps.

The Series A Notes are payable in ten equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years through 2020 (the first interest payment was made on December 30, 2010, and the last interest payment will be made on June 30, 2020). (See Item 8. Financial Statements – Note 16.)

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

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes. Under the cross currency interest rate swaps, we receive fixed NIS at a rate of 4.84% on NIS 1.1 billion and pay floating six-month USD LIBOR plus an average spread of 1.65% on $287 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. Both the debt and the swap instruments pay semi-annual coupons on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, we are currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2011) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting. (See also Item 11. Quantitative and Qualitative Disclosures about Market Risk.)

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

2011

Our net cash flow generated from operating activities in 2011 was approximately $190.9 million, resulting mainly from our net income and the increase in advances received from customers.

Net cash flow used in investment activities in 2011 was approximately $55.1 million, which was used mainly to purchase property, plant and equipment and acquisitions of subsidiaries and business operations.

Net cash flow used for financing activities in 2011 was approximately $84.3 million, which was used mainly for purchase of the non-controlling interest in Elisra, repayment of Series A Notes and payment of dividends to shareholders.

2010

Our net cash flow generated from operating activities in 2010 was approximately $186.0 million, resulting mainly from net income and increases in trade and other payables, which were partially offset, mainly by an increase in short and long-term trade receivables and prepaid expenses, increase in inventories net and a decrease in advances received from customers, which was a result of lower advances received in new projects in 2010.

Net cash flow used in investment activities in 2010 was approximately $255.5 million, which was used mainly to purchase property, plant and equipment, investments in short-term deposits and acquisitions of subsidiaries and business operations.

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As a result of recognition of the expense due to the cessation of a program with a foreign customer in December 2011 (see Item 18. Financial Statements -  Note 1(C)), as of December 31, 2011, we did not meet one of our covenants. Subsequent to our balance sheet date (December 31, 2011), in March 2012 the banks waived such covenant through March 31, 2013, and accordingly our bank credits and loans as of December 31, 2011, were not negatively affected.

On December 31, 2011, we had total borrowings from banks in the amount of $403 million, including $302  million in long-term loans, of which most of the loans mature in 2013 and 2014, and $1,040 million in guarantees issued on our behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2011, we had a cash balance amounting to $203 million. We also have the ability to raise funds on the capital market and through expansion of our credit lines. (See above “Israeli Debt Offering.”)

As of December 31, 2011, we had working capital of $236 million and a current ratio of 1.15. We believe that our working capital and cash flow from operations will be sufficient to support our current requirements and financial covenants.

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

(For further information on the level, maturity and terms of our borrowings, see Item 18. Financial Statements – Notes 12 and 15.)

We believe our ability to access external capital resources should be sufficient to satisfy existing short-term and long-term commitments and plans, and also to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year.

Pensions and Other Post-Retirement Benefits

We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. (For our pension and other post-retirement benefit assumptions at December 31, 2011 and 2010, see Item 18 – Financial Statements – Note 17.)

At December 31, 2011 our termination obligations were $394 million, of which we had severance funds of $283 million set aside to satisfy potential obligations.

Auction Rate Securities.  As of December 31, 2010, we had approximately $31.6 million (before cumulative impairment losses of $28.6 million) of principal invested in ARS. The estimated market value of our ARS holdings at December 31, 2010 was $7.2 million. In the fourth quarter of 2011 we sold our investment in the ARS for a consideration of $9.4 million. (See Item 18. Financial Statements – Note 9.)

Material Commitments for Capital Expenditures.  We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2012 and the subsequent fiscal year. (See above “Financial Resources.”) We believe our anticipated capital expenditures (which include mainly the purchase of equipment, vehicles and buildings) as of December 31, 2011 were at a similar level to those as of December 31, 2010. We plan to pay for such anticipated expenditures using cash from operations. (See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.)

Impact of Inflation and Exchange Rates

Functional Currency.  Our reporting currency is the U.S. dollar, which is also the functional currency for most of our consolidated operations. A majority of our sales are made outside of Israel in non-Israeli currency, mainly U.S. dollars, as well as a majority of our purchases of materials and components. A significant portion of our expenses, mainly labor costs, are in NIS. Some of our subsidiaries have functional currencies in Euro, GBP and other currencies. Transactions and balances originally denominated in U.S. dollars are presented in their original amounts. Transactions and balances in currencies other than the U.S. dollar are remeasured in U.S. dollars according to the principles set forth in ASC 830 “Foreign Currency Matters”. Exchange gains and losses arising from remeasurement are reflected in financial expenses, net, in the consolidated statements of income.

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

On December 31, 2011, our liquid assets were comprised of bank deposits, and short and long-term investments. Our deposits and investments are based on variable interest rates, and their value as of December 31, 2011 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

NIS/U.S. Dollar Exchange Rates.  We attempt to manage our financial activities in order to reduce material financial losses in U.S. dollars resulting from the impact of inflation and exchange rate fluctuations on our non-U.S. dollar assets and liabilities. Our income and expenses in Israeli currency are translated into U.S. dollars at the prevailing exchange rates as of the date of the transaction. Consequently, we are affected by changes in the NIS/U.S. dollar exchange rates. On December 31, 2010, we had exposure due to NIS denominated liabilities of approximately $8 million in excess of NIS denominated assets, and on December 31, 2011, we had exposure due to NIS denominated assets of approximately $14.9 million in excess of NIS denominated liabilities.These liabilities mostly represent provisions for wages and trade payables. We entered into other derivative instruments to limit our exposure to exchange rate fluctuations, related mainly to payroll expenses incurred in NIS. (See Item 11. Quantitative and Qualitative Disclosure of Market Risks.) The amount of our exposure to the changes in the NIS/U.S. dollar exchange rate may vary from time to time. (See Item 3. Key Information – Risk Factors – Risks Relating to Our Israeli Operations.)

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2009, the inflation rate was approximately 3.9% and the NIS strengthened against the U.S. dollar by approximately 0.7%. In 2010, the inflation rate was approximately 2.7% and the NIS strengthened against the U.S. dollar by approximately 6%. In 2011, the inflation rate was approximately 2% and the NIS devalued against the U.S. dollar by approximately 8%.There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

Most of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2011 by forward contracts. On December 31, 2011, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies. On December 31, 2011, we had forward contracts for the sale and purchase of such foreign currencies totaling approximately $335 million ($211 million in Euros, $76 million in GBP and the balance of $48 million in other currencies).

We also use forward exchange hedging contracts and options strategies in order to limit our exposure to exchange rate fluctuation associated with payroll expenses, mainly incurred in NIS. These include forward contracts with notional amount of $654 million in NIS maturing in 2012. They also include a total of $12 million in NIS – put and call options, with all of the options having maturities of 12 months or less. (See also Item 11. Quantitative and Qualitative Disclosure of Market Risks.) As of December 31, 2011, an unrealized net loss of approximately $14.5 million was included in accumulated other comprehensive income. As of December 31, 2011, all of the forward contracts are expected to mature during the years 2012 – 2018.

Regarding the measures taken to reduce the foreign currency exchange rate impact on our Series A Notes see above “Liquidity and Capital Resources – Israeli Debt Offering.”

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2011 and is presented in millions of U.S. dollar equivalent terms:

Forward	Notional Amount*	Unrealized Gain (Loss)

Buy US$ and Sell:
Euro	154,251	7.8
GBP	45,095	2.4
NIS	-	-
Other various currencies	34,122	0.2

Forward	Notional Amount*	Unrealized Gain (Loss)

Sell US$ and Buy:
Euro	57,022	(2.7)
GBP	30,868	(0.7)
NIS	654,106	(19.2)
Other various currencies	14,073	(1.6)

Options	Notional Amount*	Unrealized Gain (Loss)

Buy US$ and Sell:
NIS	12,000	(0.7)

Sell US$ and Buy:
NIS	12,000	0

*	Notional amount information is based on the foreign exchange rate at year end.

Contractual Obligations

	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(U.S. dollars in millions)

1. Long-Term Debt Obligations	98	292	10	–
2. Series A Notes	30	60	60	110
3. Operating Lease Obligations*	37	45	20	15
4. Purchase Obligations*	810	173	38	5
5. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP**	-	-	-	-
6. Other Long-Term Liabilities***	-	-	-	-
Total	975	570	128	130

*	For further description of the Purchase Obligations see above “Long-Term Arrangements and Commitments – Purchase Commitments” and See Item 18. Financial Statements – Note 20(H).
**
The obligation amount does not include an amount of $394 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2(R) and 17. The obligation amount also does not include an amount of $51 million of tax reserve related to uncertain tax positions. See Item 18. Financial Statements – Note 18.

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

At December 31, 2011, we had outstanding buy-back obligations totaling approximately $691 million that extend through 2020.

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

The non-GAAP financial data below includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management’s judgment, are items that are considered to be outside the review of core operating results. In our non-GAAP presentation below, we made the following adjustments to our GAAP net revenue: (1) added back amortization of purchased intangible assets, (2) added back significant reorganization, restructuring and other related expenses, (3) added back impairment of investments, including impairment of ARS, (4) subtracted gain from changes in holdings, including revaluation of the previously held shares at the acquisition date when a business combination is achieved in stages (step-up), (5) added back impairment loss from discontinued operations, (6) excluded the impact of the cessation of a program with a foreign customer and (7) excluded the income tax effects of the foregoing.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions)

	2011	2010	2009

GAAP gross profit	732.0	797.9	849.5
Adjustments:
Amortization of intangible assets	30.9	25.0	22.2
Cessation of program(1)	72.8	–	–
Reorganization, restructuring and other related expenses(2)	–	12.8	–
Non-GAAP gross profit	835.7	835.7	871.7
Percent of revenues	29.7	31.3%	30.8%

GAAP operating income	115.7	207.4	262.5
Adjustments:
Amortization of intangible assets	57.3	47.7	44.0
Cessation of program(1)	72.8	–	–
Reorganization, restructuring and other related expenses(2)	–	16.4	–
Impairment of investments(3)	–	1.3	1.4
Gain from changes in holdings(4)	–	(4.8)	–
Non-GAAP operating income	245.8	268.0	307.9
Percent of revenues	8.7%	10.0%	10.9%

GAAP net income attributable to Elbit Systems’ shareholders	90.3	183.5	214.9
Adjustments:
Amortization of intangible assets	57.3	47.7	44.0
Cessation of program(1)	72.8	–	–
Reorganization, restructuring and other related expenses(2)	–	16.4	–
Impairment of investments(3)	0.5	1.3	1.4
Gain from changes in holdings(4)	–)	(17.6)	(1.0)
Adjustment of loss (gain) from discontinued operations, net(5)	9.4	(0.5)	–
Related tax benefits	(23.7)	(8.9)	(9.0)
Non-GAAP net income attributable to Elbit Systems’ shareholders	206.6	221.9	250.3
Percent of revenues	7.3%	8.3%	8.8%

Non-GAAP diluted net EPS	4.8	5.1	5.8

(1)	Adjustment of expenses related to cessation of program, which resulted in write-off of inventories and other related costs.
(2)
Adjustment of reorganization, restructuring and other related expenses in 2010 were mainly due to write-off of inventories in the amount of approximately $13 million related to the acquisitions of Soltam and ITL.

(3)	Impairment of investments in 2011 was due to adjustment of impairment in available-for-sale marketable securities, and in 2010 and 2009 were due to the impairment of intangible assets.
(4)
Adjustment of gain from changes in holdings includes the income from the sale of Mediguide shares ($1 million in 2009 and $12.6 million in 2010) and a gain of $4.8 million from a revaluation of a previously held investment due to accounting treatment as a business combination achieved in stages in 2010.

(5)
Adjustment of loss from discontinued operations, net of tax and minority interest, related to impairment of held-for-sale investment acquired during 2010, as part of the acquisition of the Mikal group of companies.

Item 6.	Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors (Board)

Our directors as of February 29, 2012 are as follows:

Name	Age	Director Since

Michael Federmann (Chairman)	68	2000
Moshe Arad	77	2005
Avraham Asheri	74	2000
Rina Baum	66	2001
David Federmann	37	2007
Yigal Ne’eman	70	2004
Yehoshua Gleitman (External Director)	62	2010
Dov Ninveh	64	2000
Dalia Rabin (External Director)	61	2010

The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2012. The term of office for Yehoshua Gleitman as an External Director expires in March 2013, and the term of office for Dalia Rabin as an External Director expires in November 2013.

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

Moshe Arad. Moshe Arad served as vice president for external relations of the Hebrew University from 1994 to 2004. He currently serves as the chairman of the board of trustees of The Harry S. Truman Research Institute for the Advancement of Peace of The Hebrew University and is a member of the board of  the Israeli branch of the Mandel Foundation of Cleveland, Ohio. From 1994 to 1999, he was a member of the board of directors of Elbit Ltd. During 1992 and 1993, Mr. Arad served as director general of the Israel Ministry of Communications. From 1990 to 1992, he was a member of the Tel-Aviv law firm of Herzog, Fox, Ne’eman. Mr. Arad served as Israel’s ambassador to the United States from 1987 to 1990 and as Israel’s ambassador to Mexico from 1983 to 1987. Ambassador Arad holds a bachelor’s degree in political science and international relations and an L.L.B. degree from the Hebrew University. Mr. Arad serves on the Audit Committee, the Financial Statements Review Committee and the Compensation Committee of the Board.

Avraham Asheri. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Elron Electronic Industries Ltd., Discount Mortgage Bank Ltd., Koor Industries Ltd., Mikronet Ltd. and Radware Ltd. Mr. Asheri was president and chief executive officer of Israel Discount Bank from 1991 until 1998, and executive vice president and member of its management committee from 1983 until 1991. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as director general of the Israel Ministry of Industry and Trade, managing director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor’s degree in economics and political science from the Hebrew University. Mr. Asheri serves as chair of the Corporate Governance and Nominating Committee and as a member of the Audit Committee, the Compensation Committee and the Financial Statements Review Committee of the Board.  He is considered by the Board to have financial and accounting expertise under the Companies Law.

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

Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served since 2001 as the managing partner of Platinum VC, a venture capital firm. He currently serves as chairman of the board of directors of Widemed Ltd. and of Capital Point Ltd. and is a director of Teuza – A Fairchild Technology Venture Ltd. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chairman of the U.S.-Israel Industrial R&D Foundation, joint chairman of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s (Elop) marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel, is chairman of the executive board of Holon Institute of Technology and is a member of the executive board of Tel-Aviv University. Dr. Gleitman holds bachelors of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as chair of the Audit Committee and of the Financial Statements Review Committee and as a member of the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have financial and accounting expertise under the Companies Law.

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

Dalia Rabin (External Director). Dalia Rabin has served since 2002 as the chairperson of the Yitzhak Rabin Center, a national institute dedicated to ensuring that former Prime Minister and Minister of Defense Yitzhak Rabin’s legacy continues to impact Israeli society through experiential educational programming, a national archive and a museum. Mrs. Rabin was a member of the Israeli government from 1999 until 2002. She was elected to the Knesset as a member of the Center Party in 1999 and served as chairperson of the Ethics Committee. She also served on the Constitution, Law and Justice Committee; the Committee for the Advancement of the Status of Women; the State Control Committee; and the Committee for the Advancement of the Status of the Child. In 2001, Mrs. Rabin was appointed Deputy Minister of Defense. She resigned in 2002 to head the Rabin Center. Prior to her election to the Knesset, Mrs. Rabin served as the legal advisor of the professional associations of the General Federation of Labor (the Histadrut). She also served for 14 years in the Tel-Aviv District Attorney’s Office in the Civil Division, specializing in labor law. Mrs. Rabin holds an L.L.B. degree from Tel-Aviv University. Mrs. Rabin serves as chair of the Compensation Committee and as a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee of the Board.

Executive Officers

Our executive officers as of February 29, 2012 are as follows:

Name	Age	Position

Joseph Ackerman	62	President and Chief Executive Officer

Elad Aharonson	38	Executive Vice President and General Manager – UAS Division

Jonathan Ariel	55	Executive Vice President and Chief Legal Officer

David Block Temin	56	Executive Vice President, Chief Compliance Officer and Senior Counsel

Adi Dar	40	Executive Vice President and General Manager – Electro-Optics Elop Division

Itzhak Dvir	64	Executive Vice President and Chief Operating Officer

Jacob Gadot	64	Executive Vice President – International Marketing and Business Development

Joseph Gaspar	63	Executive Vice President and Chief Financial Officer

Itzhak Gat	64	Executive Vice President and General Manager – Elisra Division

Zeev Gofer	59	Executive Vice President – Strategic and Business Development - North America

Dalia Gonen	60	Executive Vice President – Human Resources

Ran Hellerstein	61	Executive Vice President and Co-General Manager – Aerospace Division

Raanan Horowitz	51	President and Chief Executive Officer – Elbit Systems of America

Bezhalel Machlis	48	Executive Vice President and General Manager – Land and C4I Division

Ilan Pacholder	57	Executive Vice President – Mergers and Acquisitions, Offset and Financing

Marco Rosenthal	64	Executive Vice President - Corporate Shared Services – Technologies and Operations Division

Haim Rousso	65	Executive Vice President – Engineering and Technology Excellence

Gideon Sheffer	63	Executive Vice President – Strategic Planning and Business Development – Israel

Yoram Shmuely	51	Executive Vice President and Co-General Manager – Aerospace Division

Udi Vered	53	Executive Vice President – Service Solutions

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

Jonathan Ariel. Jonathan Ariel was appointed as Executive Vice President and Chief Legal Officer in January 2012, after serving as senior vice president and general counsel since 2008.  He joined Elbit Systems in 1996 and has held several positions within the legal department, including vice president and general counsel of Elop.  Prior to joining Elbit Systems, Mr. Ariel served as a legal advisor both in-house and in private law firms in Israel and the U.S.  Mr. Ariel holds an L.L.B degree in law from Tel-Aviv University and is admitted to the Israeli Bar.

David Block Temin. David Block Temin has served as Executive Vice President, Chief Compliance Officer and Senior Counsel since January 2012, after serving as executive vice president, chief legal officer and chief compliance officer since 2008, as corporate vice president since 2000 and as general counsel since 1996. From 1987 to 1996, he was a legal advisor to Elbit Ltd. Prior to that, Mr. Block Temin was an attorney with law firms in New York City. Mr. Block Temin received a juris doctor degree as well as a master of arts degree in international relations from Stanford University and holds a bachelor of arts degree in political science from the University of Maryland. He is admitted to the Israeli and New York bars.

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

Itzchak Gat. Itzchak Gat was appointed as Executive Vice President and General Manager of the Elisra Division in April 2011 and has served as chief executive officer of Elisra since 2005. From 2004 until his joining Elisra, Mr. Gat held the position of vice president at The Challenge Fund – Etgar L.P.  From 1999 to 2004, he served as the chief executive officer of Hapoalim Electronic Communication, part of the Hapoalim Investments Group. From 1993 to 1999, he served as chief executive officer of Rafael.  In 1993, Mr. Gat completed 27 years of service in the IAF, retiring with the rank of brigadier general.  He held numerous command positions such as base commander, head of the operational requirements department, head of the logistics & engineering directorate and squadron commander, after serving as a fighter pilot. Mr. Gat holds a bachelors of science degree in aeronautical engineering from the Technion.

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

Dalia Gonen. Dalia Gonen was appointed as Executive Vice President – Human Resources in 2008 after serving as vice president – human resources from 2000. She became director of human resources in 1996. Ms. Gonen joined Elbit Ltd. in 1971 and held various positions in the human resources department. Ms. Gonen holds a bachelor of arts degree in sociology from Haifa University and a master of science of management degree from the Polytechnic University of New York.

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

Bezhalel Machlis. Bezhalel Machlis was appointed as Executive Vice President and General Manager – Land and C4I Division in 2008 after serving as corporate vice president and general manager – land systems and C4I since 2004. In 2003, he served as corporate vice president and general manager – ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president – battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and an MBA from Tel-Aviv University. He is a graduate of Harvard University Business School's Advanced Management Program.

Ilan Pacholder. Ilan Pacholder was appointed as Executive Vice President – Mergers and Acquisitions in 2009, in addition to his position as Executive Vice President – Offset and Financing to which he was appointed in 2008. During 2007, he served as vice president and chief financial officer of Tadiran Communications Ltd. Mr. Pacholder served as corporate secretary and vice president – finance and capital markets of Elbit Systems from 2003 until 2006. From 2001 until 2003, he served as vice president – finance. Mr. Pacholder joined Elbit Ltd. in 1994 and held various senior positions in the finance department. Prior to joining Elbit Ltd. he served as the chief financial officer for Sanyo Industries in New York. Before that Mr. Pacholder worked for Bank Leumi in New York and held the position of vice president in the international and domestic lending departments. Mr. Pacholder holds a bachelor of arts degree in accounting and economics from Queens College in New York and an MBA in finance and investments from Adelphi University.

Marco Rosenthal. Marco Rosenthal was appointed as Executive Vice President -  Corporate Shared Services in November 2011, having served prior to that as executive vice president and co-general manager – technologies and operations division from 2008, and as corporate vice president and co-general manager – technologies and operations division since 2005. He served as corporate vice president – manufacturing and purchasing from 2001 until 2005, having served from 1999 to 2001 as vice president – operations and general manager of the Karmiel facility. From 1996 to 1999, he served as vice president – material. Mr. Rosenthal joined Elbit Ltd. in 1975 and held various management positions, including director of the sales department. Mr. Rosenthal holds a degree in technical engineering from the Technion and a degree in business management from Haifa University.

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

Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to all of our directors and officers as a group for the fiscal year ended December 31, 2011:

	Salaries, Directors’ Fees Commissions and Bonuses		Pension, Retirement and Similar Benefits
	(U.S. dollars in thousands)

All directors (consisting of 9 persons)	$349*	*	$–
All officers (consisting of 21 persons)	$10,799**	**	$1,323

*
Elbit Systems’ shareholders at the annual general shareholders meeting held in 2004 approved payment to directors thereafter in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity. These rates were linked to the Israeli consumer price index and were so updated and paid by Elbit Systems through March 2008. At an extraordinary general shareholders meeting held in March 2008, our shareholders approved increasing compensation, effective April 1, 2008 (and thereafter so long as such approval has not been replaced or revoked by the shareholders) to our External Directors and to other directors meeting the director independence criteria of Nasdaq, each of whom has additional duties under applicable non-Israeli law. The increased compensation was consistent with amendments to Israeli law regarding compensation to External Directors who serve on the boards of “dual listed” companies, such as Elbit Systems, and are subject to corresponding additional duties. As a result, External Directors and other such “independent” directors are and will be entitled, so long as the above-mentioned resolution adopted in March 2008 is in effect, to an annual fee of NIS 113,143 (equal to approximately $31,587) and a per meeting fee of 2,489 NIS (equal to approximately $695), which reflect the fees levels previously approved at the 2008 Shareholders’ Extraordinary General Meeting and linked to the Israeli consumer price index. The other directors are paid the following compensation: an annual fee of NIS 56,386 (equal to approximately $15,741) and a per meeting fee of NIS 2,127 (equal to approximately $594), which reflect the fees levels previously approved at the 2004 annual general shareholders meeting and linked to the Israeli consumer price index. In compliance with recent amendments to the Companies Law, our Audit Committee and the Board approved, in meetings held on October 23, 2011 and October 24, 2011, respectively, in accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000 (the “Regulations”), payment of director’s compensation to Michael Federmann and to David Federmann in amounts equal to the compensation paid by the Company to other directors of the Company who are not “independent” directors, as specified above. We currently intend to maintain such compensation rates to such directors. Compensation payments to directors are made either directly to the director or to his or her employing company.

**
We recorded an amount of approximately $2 million in 2011 as compensation costs related to stock options granted to our Executive Officers under our 2007 Employee Stock Option Plan. (See below “Share Ownership – Elbit Systems’ Stock Option Plans.”)

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

The current External Directors on our Board were each appointed at a general meeting of shareholders, with their terms expiring as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in November 2011. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

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

Substitute Directors. The Articles of Association provide that any director may appoint another person to serve as a substitute director. A substitute director must be qualified under the Companies Law to serve as a substitute of the relevant director, and, under the Companies Law, in case the substituted director is an "independent director" as defined in the Companies Law, the substitute director must also comply with the requirements of the Companies Law for independent directors. If his or her appointment is for more than one meeting it will be subject to the approval of the Board. Such person may not act as a substitute director for more than one director at the same time. In addition, a Board committee member may not substitute for another Board committee member in meetings of the applicable committee. The same rules, including compensation, will apply to a substitute director as to the director who appointed him or her, and the substitute director may participate in Board and Board committee meetings in the same manner as the appointing director (subject to any applicable independence criteria). Subject to the Companies Law, a director who has appointed a substitute director may revoke the appointment at any time. In addition, the office of a substitute director will be vacated at any time that the office of the director who appointed the substitute is vacated for any reason. Any appointment or revocation of the appointment of a substitute director will be made by notice in writing to the substitute director and Elbit Systems. The appointment or revocation, as the case may be, will become effective on the later of the date of receipt of the above notice or the date fixed in the notice.

External Directors

Under the Companies Law publicly held Israeli companies are required to appoint at least two “External Directors.” Among other requirements, for each publicly held company such as Elbit Systems, that is considered to have a controlling shareholder, a person may serve as an External Director:

(A)
if that person is not a relative of the controlling shareholder of that company, or if that person (and each of that person’s relatives, partners and employers, or any person to whom he or she directly or indirectly reports), or any entity controlled by that person, did not have, at any time during the two years preceding that person’s appointment as an External Director, any affiliation with any of: (1) the applicable company, (2) the controlling shareholder of the applicable company or any of his or her relatives, (3) the entities controlling the company, (4) the entities controlled by the company or (5) the entities controlled by the company’s controlling shareholders;

(B)
if and so long as: (1) no conflict of interest exists or may exist between his or her responsibilities as a member of the board of directors of the respective company and his or her other positions or business activities or (2) such position or business activities would not impair his or her ability to serve as a director; and

(C)
if and so long as: (1) that person (and each of that person’s relatives, partners and employers, or any person to whom he or she directly or indirectly reports or any entity controlled by that person) has no business or professional relationships with any of the persons or entities mentioned in (A) above and (2) no other consideration except as permitted under the Companies Law is paid to that person in connection with that person's position as a director in the relevant company.

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

According to the Companies  Law, External Directors serve for a three-year term following which they may stand for re-election for one additional term, or up to two additional terms (if the articles of association of the company so allows) of three years each. Re-election of an External Director for each additional period beyond the first period requires that he or she is recommended for re-election by one or more shareholders holding at least 1% of all voting rights of the relevant company or (ii) is recommended for re-election by the board of directors of the relevant company, and, in each case the nomination is approved by the general meeting of shareholders of the relevant company with the applicable majority requirements as provided by the Companies Law.  At a general meeting of shareholders held in November 2011, our shareholders approved relevant amendments to our Articles of Association, consistent with the above, allowing External Directors of the Company to be re-elected up to two additional terms of service as permitted by the Companies Law. In addition, External Directors in companies such as Elbit Systems that are “dual listed” may stand for re-election to additional terms of up to three years each beyond the first three terms, subject to meeting the following conditions: (1) the audit committee and the board both determine that based upon the expertise and the unique contribution of the External Director to the work of the board and its committees, his or her re-election for an additional term is for the benefit of the company; (2) his or her re-election is approved at a general shareholders meeting by the special majority required for nomination of External Directors under the Companies Law; and (3) his or her terms of service as an External Director and the considerations of the audit committee and the board regarding his or her re-election were presented to the general meeting of shareholders prior to the vote on such approval. At a general meeting of shareholders held in March 2008, our shareholders approved an amendment to our Articles of Association, consistent with the above, allowing External Directors of the Company to be elected to more than three terms of service. Any committee of the Board must include at least one External Director, and all External Directors must be members of the Audit Committee.

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

Audit Committee. Yehoshua Gleitman (Chair), Moshe Arad, Avraham Asheri,  Yigal Ne’eman and Dalia Rabin are members of the Audit Committee. The Audit Committee operates in accordance with an Audit Committee Charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. All of the members of the Audit Committee meet the applicable requirements of the Companies Law and have been determined to be independent as defined by the applicable Nasdaq rules and those of the U.S. Securities Exchange Commission (SEC). The Audit Committee meets from time to time in executive sessions and also conducts annual assessments of the sufficiency of its Charter and of the Committee’s compliance with its obligations. (See Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions – Internal Auditor and Audit Committee; Item 16A. Audit Committee – Financial Expert and Item 16D. Exemptions from Listing Standards for Audit Committees.)

Financial Statements Review Committee. Yehoshua Gleitman (Chair), Moshe Arad, Avraham Asheri, Yigal Ne’eman and Dalia Rabin are members of the Board’s Financial Statements Review Committee, which was established in March 2011. Pursuant to the Israeli Companies Regulations, a public company, such as Elbit Systems, is required to establish a committee of the board of directors for the examination of the financial statements. Commencing with the annual financial statements of 2010, financial reports of a public company may be brought for discussion and approval of the board only after such committee has discussed and formulated recommendations to the board in connection with: (1) the valuations and estimates used in connection with the financial statements; (2) the internal controls related to financial reporting; (3) the completeness and appropriateness of disclosure in the financial statements; (4) the accounting policy adopted and accounting treatment applied in the material matters of the company; and (5) valuations, including the assumptions and estimates underlying them, on which data in the financial statements is provided. The chairperson of the committee must be an External Director and the other members of the committee must be directors who meet certain independence requirements, and, among other criteria, must be able to read and understand financial statements, with at least one of the members having “financial and accounting expertise” (as defined above). Yehoshua Gleitman, Avraham Asheri and Yigal Ne’eman have been determined by the Board to have “financial and accounting expertise”.

Compensation Committee. Dalia Rabin (Chair), Avraham Asheri and Moshe Arad are members of the Board’s Compensation Committee. The purpose of the Compensation Committee is to carry out on behalf of the Board the responsibilities of the Board relating to approval of compensation of the Company’s senior officers.  According to the Companies Law, compensation terms of Office Holders who are not directors may be approved by the compensation committee of the relevant company if such committee satisfies the requirements that apply under the Companies Law with respect to audit committees; otherwise, compensation terms of Office Holders must also be approved by the audit committee and the board of directors of the relevant company. According to the Companies Law, compensation terms of a company’s Office Holders who are directors  must be approved by the audit committee and the board as a whole. All of our committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

Corporate Governance and Nominating Committee. Avraham Asheri (Chair), Yehoshua Gleitman, Yigal Ne’eman and Dalia Rabin are members of the Board’s Corporate Governance and Nominating Committee. This Committee operates in accordance with a Corporate Governance and Nominating Committee Charter that specifies its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The role of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its responsibilities with respect to the qualification of candidates to become Board members and to monitor compliance with corporate governance requirements applicable to Board members. All of the members of the Corporate Governance and Nominating Committee have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. A nominee to our Board must have such experience in business or financial matters as would make such nominee an asset to the Board. In recommending director candidates, our Corporate Governance and Nominating Committee takes into consideration such factors as it deems appropriate based on our current needs. These factors may include: professional and person ethics and integrity; business, professional and industry knowledge, sophistication and contacts; the ability to make informed and independent judgments on a wide range of issues; relevant skills and experience demonstrated through business, professional, charitable or civic affairs; and the candidate’s ability to devote the required time and effort to serve on our Board. (See Item 16.G. Corporate Governance.)

Board Committee Membership

Audit Committee:	Financial Statements Review Committee:	Corporate Governance and Nominating Committee:	Compensation Committee:

Yehoshua Gleitman (Chair)	Yehoshua Gleitman (Chair)	Avraham Asheri (Chair)	Dalia Rabin (Chair)
Moshe Arad	Moshe Arad	Yehoshua Gleitman	Moshe Arad
Avraham Asheri	Avraham Asheri	Yigal Ne’eman	Avraham Asheri
Yigal Ne’eman	Yigal Ne’eman	Dalia Rabin
Dalia Rabin	Dalia Rabin

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2011, 2010 and 2009 were as follows:

	Total Employees	U.S. Employees

2011	12,545	1,980
2010	12,317	1,963
2009	11,238	1,806

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our wholly-owned subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 2,495 employees in Israel are covered by such agreements that extend for various periods up to 2017. Approximately 265 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods up to 2014.

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

In November 2011, in accordance with Nasdaq Rule 5615(a)(3) allowing a foreign private issuer to follow its home country practice in lieu of certain requirements of Nasdaq’s 5600 series of corporate governance rules, our Board approved an amendment to the Plan (the Amendment), which allows the Plan Administrator (the Compensation Committee), subject to additional approvals as may be required under the Companies Law, to determine for each option granted and  subject to the above-mentioned vesting periods, an expiration period of not less than five years and not more than seven years from the Commencement Date.

In accordance with the Amendment, in November 2011, the Plan Administrator determined to extend by one year the final exercise date of all the options granted to our employees during 2007 (except for the options granted to our employees in the U.S.), which were vested and not yet exercised on the date of such determination by the Plan Administrator. The final date for exercising options granted after 2007 remains, so long as the Plan Administrator does not determine otherwise, five years after the Commencement Date of each relevant option.

Israeli participants are granted options under the Plan in accordance with the provisions of Section 102 of the Israeli Tax Ordinance related to the Capital Gains Tax Track.

During 2007, we granted to approximately 200 employees an aggregate total of 2,381,300 options under the Plan. The average exercise price of the options was $33.27. During 2008, we granted an additional 135,800 options to 34 employees, at an average exercise price of $56.15. During 2009, we granted an additional 58,500 options to 12 employees, at an average exercise price of $50.33. During 2010, we granted an additional 28,000 options to seven employees at an average exercise price of $52.31. During 2011, we granted an additional 63,300 options to 21 employees, at an average exercise price of $50.74. In accordance with the Amendment and the determination of the Plan Administrator mentioned above, the options granted during 2007 to employees (other than U.S. employees) and which are vested but not exercised by November 2011, are exercisable for six years from the Commencement Date. All other options are exercisable for five years from the Commencement Date. The compensation expenses related to the options granted in 2009, 2010 and 2011 as well as the compensation expenses related to the extension by a one-year period of the options granted in 2007 as mentioned above, were not material. As part of the overall grant in the first quarter of 2007, our President, Joseph Ackerman, was granted 95,000 options under the Plan at an exercise price of $33.20 per share. No directors were granted options under the Plan, but officers other than Mr. Ackerman were granted under the Plan an aggregate of 706,980 options in 2007, at an average exercise price of $33.34, an aggregate of 7,000 options in 2008, at an average exercise price of $53.60, an aggregate of 15,000 options in 2009, at an average exercise price of $48.10, an aggregate of 5,000 options in 2010, at an average exercise price of $53.88 and an aggregate of 14,000 options in 2011, at an aggregate exercise price of $50.74.

(For the full text of the Plan as amended by the Amendment see exhibit 4.3 – Amended 2007 Stock Option Plan to the post effective amendment to our registration statement on Form S-8, which amendment was filed with the SEC on December 1, 2011. See also Item 18. Financial Statements – Note 21(B).)

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

We had, as of February 29, 2012, 42,448,118 ordinary shares outstanding.(1) The following table sets forth specific information as of February 29, 2012, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our officers and directors as a group.

Name of Beneficial Owner	Amount Owned	Percent of Ordinary Shares

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel (2)

	19,503,380	45.97%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel

	3,836,458 (3)	9.04%

Migdal Insurance & Financial Holdings Ltd. 4 Efal Street Petach Tikva, Israel

	2,450,272	5.77%

All officers and directors as a group (29 persons)
	187,911 (4)	0.44%

(1)	The total number of ordinary shares excludes 23,021 ordinary shares held by one of our subsidiaries and 822,800 ordinary shares held by us as treasury shares.

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

As of February 29, 2012, 4,655,448 ordinary shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in 2004 of our ordinary shares from Elron Electronics Industries Ltd. as well as to guarantee an increase of the loan provided to FEL according to an 2007 amendment to the loan agreement. In addition, 2,175,000 ordinary shares held by FEL were pledged in favor of Bank Hapoalim BM, in connection with FEL’s purchase in 2006 from Koor Industries Ltd. of 2,350,000 of our ordinary shares.

(3)	The amount of ordinary shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)
This amount does not include (i) any ordinary shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above and (ii) 28.800 ordinary shares underlying options that are currently exercisable or that will become exercisable within 60 days of February 29, 2012. A portion of the underlying options are “phantom options” or “cashless” options that have been calculated based on our February 29, 2012 closing share price on the TASE of $36.82.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

Our major shareholders have the same rights as other holders of our ordinary shares. (See also Item 10. Additional Information – Provisions Relating to Major Shareholders. With respect to the Company’s repurchase of our ordinary shares see Item 16.E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.)

The only changes in shareholdings by major shareholders in the last three years were those relating to FEL as follows:

	February 29, 2012			February 28, 2011			May 31, 2010		May 31, 2009
	Shares Owned		% of Shares Owned	Shares Owned		% of Shares Owned	Shares Owned	% of Shares Owned	Shares Owned		% of Shares Owned

FEL	19,503,380	(1)	45.97%	19,457,566	(2)	45.50%	19,342,625	45.49%	19,342,625	(3)	45.91%

(1)	Reflects incidental purchases by FEL of shares in open market transactions during May 2011 – February 2012.

(2)	Reflects incidental purchases by FEL of shares in open market transactions during May 2010 – February 2011.

(3)	Reflects incidental purchases by FEL of shares in open market transactions during May 2008 – February 2009.

As of February 29, 2012, approximately 8.03% of our outstanding ordinary shares were held in the United States by approximately 153 shareholders of record registered on the books of our transfer agent.

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

Transactions with Officers and Directors. Some members of our Board are also directors of FEL or companies controlled by FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. In addition, an issue or transaction with any of such companies also requires authorization in accordance with the requirements of the Companies Law. Transactions with officers, directors, key employees and affiliates may require authorization in accordance with the requirements of the Companies Law. (See below – Item 10. Additional Information – Approval of Certain Transactions. For information on the grant of options in Elbit Systems’ shares to officers and directors, see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans.) (For the definition of "Office Holders" see below - Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Office Holders.)

Item 8.	Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Export sales constitute a significant portion of our sales. In 2011, export sales were approximately $2.1 billion, constituting approximately 76% of our total sales. (For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2011 Compared to 2010 – Revenues.)

Legal Proceedings

Government of Georgia.  In April 2011, the Company filed a lawsuit in the High Court of Justice of the United Kingdom against the Government of Georgia (the Georgian Government) in an amount of approximately $100 million, as a result of the Georgian Government’s failure to pay amounts due to the Company in connection with deliverable items under several contracts signed in 2007.  In December 2011, the Company and the Georgian Government signed a settlement agreement.  Under the settlement agreement the Company agreed to a full release of these claims in consideration for payment of approximately $35 million by the Georgian Government as well as the return to the Company of certain equipment and sub-systems that were supplied in the past by the Company.  Subject to fulfillment of the terms of the settlement agreement, this matter will be brought to a close without having a material effect on the Company’s financial results.

Pinpoint. In December 2009, a claim in the amount of approximately $10 million was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (Pinpoint) and four of its founders against two of our Israeli subsidiaries, Elbit Systems Holdings (1997) Ltd. and Kinetics, as well as against one of our officers, Jacob Gadot. Pinpoint is a special purpose acquisition company that was in negotiations with us and other Kinetics’ shareholders regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that our decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. We believe there is no merit to the allegations made in the claim and have responded accordingly to the court. In March 2010, the court requested the parties to attempt mediation, which was unsuccessful. The claim is in the preliminary proceedings stage.

Credit Suisse. In May 2009, Elbit Systems filed a claim in the U.S. District Court for the Southern District of Illinois against Credit Suisse Group (CSG). The complaint seeks to recover approximately $16 million that Elbit Systems believes was fraudulently obtained by CSG and by its subsidiary Credit Suisse Securities (USA) from Tadiran Communications Ltd. (Tadiran Communications) in 2007 in connection with auction rate securities purchased by Tadiran Communications through CSG. In 2008, Tadiran Communication was merged into Elbit Systems, and Tadiran Communications’ activities are currently performed as part of Elbit Systems’ wholly-owned Israeli subsidiary, Elbit Systems Land and C4I Ltd. CSG filed a motion to dismiss the claim based on a release signed by Tadiran Communications in 2007. In December 2009, the case was moved to the U.S. District Court for the Southern District of New York. In July 2010, the court ordered the parties to continue discovery regarding the release and ruled that the meaning and scope of the release would be decided in a hearing on summary judgment rather than on a motion to dismiss. In February 2012, the court ruled in Elbit Systems’ favor on the summary judgment, and the case is proceeding to the discovery stage.

ImageSat

Between 2007 and January 2010, various claims were filed in the U.S. District Court for the Southern District of New York (the Federal SDNY) and the Supreme Court of the State of New York, County of New York (New York State Court) by certain minority security holders of ImageSat against ImageSat, IAI, Elbit Systems, Elop and certain current and former officers and directors of ImageSat. The former directors include, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (currently Elbit Systems’ Board Chairman, Chief Executive Officer and Chief Financial Officer, respectively), who at various times in the past served as Elop’s nominee to ImageSat’s board of directors. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. The claims contained various allegations that the defendants breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. The claims alleged various causes of action and damages aggregating hundreds of millions of dollars, not all of which were alleged against Elbit Systems, Elop and/or each of the individual defendants. All of the above-mentioned claims have been either discontinued by the plaintiffs, or dismissed by the Federal SDNY and the New York State Court (and applicable appellate courts) on the grounds of forum non-conveniens, except for one remaining proceeding in the New York State Court by certain of the plaintiffs, claiming a breach of the Security Holders Agreement between various security holders of ImageSat, including Elop, based on an alleged failure to appoint independent directors to the ImageSat board of directors. Elbit Systems and Elop believe such claim is baseless and have filed corresponding responses to the New York State Court.

In April 2010, Elbit Systems and Elop were served with an Application to Approve a Derivative Action (the Application) filed in the District Court of Petach Tikva, Israel, by certain minority shareholders of ImageSat. The Application names a number of respondents, including, among others, ImageSat, IAI, Elop, Elbit Systems and several former directors of ImageSat, including, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (Elbit Systems, Elop and the above-named former directors are referred to as the Elbit Defendants). The Application requested the court to approve the filing of a derivative action on behalf of ImageSat for alleged breaches by some of the respondents of the applicants’ rights as minority shareholders in ImageSat. The nature of the allegations was substantially similar to those previously made by the applicants in various claims referred to above made in federal and state courts in New York. In July 2010, the Elbit Defendants filed motions to dismiss the Application on various grounds relating both to Netherland Antilles and Israeli law. In May 2011, the court granted the motions to dismiss the Application (the Ruling), and in June 2011 the Applicants filed a Notice of Appeal of the court’s ruling with the Supreme Court.  A hearing is scheduled for November 2012. The Elbit Defendants believe that there is no merit to the allegations made against them in this matter.

In January 2012, a group of minority shareholders of ImageSat (the Petitioners), provided ImageSat with a letter of notice, according to which the Petitioners intend to file a petition before the Joint Court of Justice of Aruba, Curacao, Saint Maarten and of Bonaire, St. Eustatia, and Saba (the Joint Court) to make inquiry as to the policy and course of affairs at ImageSat and for other remedies authorized under the Civil Code of Curacao (the Letter of Notice). Although the Letter of Notice is directed at ImageSat, it contains various allegations against, among others, the Elbit Defendants (as described above in connection with the Israeli proceedings). The nature of the allegations is substantially similar to those previously made in the New York and Israeli actions as described above. The Elbit Defendants believe that there is no merit to the allegations made against them in the Letter of Notice.

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2009	$1.82 per share
2010	$1.44 per share
2011	$1.44 per share

Significant Changes

Other than those significant events described in this annual report, if any, there have not been any significant changes since December 31, 2011.

Item 9.	The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are listed on the TASE and are quoted on Nasdaq under the symbol “ESLT”.

The high and low sale prices for our ordinary shares for the five most recent fiscal years are:

	Nasdaq		TASE (1)
	High	Low	High	Low

2007	$59.56	$32.32	$59.93	$32.47
2008	$63.40	$36.25	$62.64	$36.06
2009	$70.50	$40.50	$69.78	$40.27
2010	$66.65	$46.80	$65.69	$46.70
2011	$56.75	$35.35	$55.36	$34.29

The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the next subsequent quarter are:

	Nasdaq		TASE (1)
	High	Low	High	Low
2010
First Quarter	$66.65	$59.27	$65.69	$58.67
Second Quarter	$65.35	$48.50	$64.97	$48.77
Third Quarter	$55.31	$49.35	$54.83	$48.33
Fourth Quarter	$55.71	$46.80	$55.13	$46.70

2011
First Quarter	$55.95	$48.78	$52.58	$47.95
Second Quarter	$56.75	$46.62	$55.36	$44.11
Third Quarter	$49.94	$35.35	$49.20	$34.29
Fourth Quarter	$45.63	$39.50	$44.00	$40.74

2012
First Quarter (through February 29, 2012)	$42.09	$35.30	$41.65	$35.37

The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE (1)
	High	Low	High	Low

September 2011	$40.68	$35.35	$39.89	$34.29
October 2011	$45.63	$39.23	$44.25	$39.96
November 2011	$43.98	$39.50	$43.79	$39.32
December 2011	$43.65	$40.30	$44.00	$41.70
January 2012	$42.02	$40.30	$41.65	$40.05
February 2012	$42.09	$35.30	$41.15	$35.37

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

Appointment and Removal of Directors. See Item 6. Directors, Senior Management and Employees – Board of Directors.

Internal Auditor and Audit Committee. Publicly held Israeli companies are required to appoint an internal auditor. The main role of the internal auditor is to examine whether the company’s activities comply with the law, integrity and orderly business procedures. Publicly held companies are also required to establish an audit committee of the board of directors. The audit committee must consist of at least three directors qualified  to serve as members of an audit committee under the Companies Law. The chair of the audit committee must be an External Director, and the majority of the members must qualify as being independent of the controlling shareholder in accordance with the criteria of the Companies Law. Our Audit Committee and internal auditor operate in accordance with an audit committee charter that provides the framework for their functions, consistent with applicable Israeli and U.S. laws and regulations. (See Item 6. Directors, Senior Management and Employees – Board Practices – Audit Committee.)

Office Holders

The Companies Law specifies the duty of care and fiduciary duties that an “Office Holder” owes to a company. An Office Holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person who fulfills these functions without regard to that person’s title or other manager directly subordinate to the general manager. Each person listed above in Item 6. Directors - Senior Management and Employees - Directors and Executive Officers, is an Office Holder of Elbit Systems.

Under the Companies Law, an Office Holder’s fiduciary duty includes the general duty to act in good faith and for the benefit of the company, avoiding any conflict of interest between the Officer Holder’s position in the company and his or her personal affairs. The fiduciary duty also includes avoiding any competition with the company and avoiding exploiting any business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company’s affairs that the Officer Holder has received due to his or her position as an Office Holder. Under the Companies Law voting agreements among directors  or a director’s failure to exercise independent judgment while voting are each considered a breach of fiduciary duty. The duty of care requires an Office Holder to act in a way that a reasonable Office Holder would act in the same position and under similar circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information.

Approval of Certain Transactions

Approval Procedures. The Companies Law requires that certain transactions, actions and arrangements, mainly with related parties including Office Holders, be approved as provided for in the Companies Law and in a company’s articles of association and in many cases by the audit committee and by the board of directors. Sometimes shareholder approval is also required.

Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder (see “Provisions Relating to Major Shareholders” below) of a publicly traded company immediately disclose (and no later than the first board meeting the transaction is discussed) any “Personal Interest” that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company. A person with a Personal Interest in any such matter that is brought for approval of the audit committee or board of directors may not be present at the meeting where the matter is being deliberated or approved (unless the chair of the audit committee or the board, as the case may be, determines that such person’s presence at the meeting is required for presentation of the relevant matter) and may not vote on the matter, unless a majority of the members of the audit committee or of the board of directors (as the case may be) have a Personal Interest in the approval of the relevant transaction, in which case the directors having such Personal Interest may be present and may participate in the vote. In the event that the majority of the members of the board of directors have a Personal Interest in the relevant transaction, the approval of the shareholders is also required. Personal Interest also includes any interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, spouse’s siblings and parents  and the spouses of any of them. It also includes an interest by any entity in which the Office Holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is other than in the ordinary course of business, other than on market terms or is likely to have a material impact on the company’s profitability, assets or liabilities.

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

(2)
all arrangements regarding terms of service including relevant compensation, between a company and an Office Holder including the grant of an exemption, insurance, undertaking to indemnify or indemnification under a permit to indemnify;

(3)	material actions or arrangements that may otherwise be considered a breach of fiduciary duty of an Office Holder; or

(4)
except for certain specific exemptions under the Companies Law, extraordinary transactions of a public company with its controlling shareholder or  with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, as well as an agreement of a public company with its controlling shareholder or his or her relatives, directly or indirectly, including through a company controlled by him or her, regarding the grant of services to the applicable company or regarding the terms of service and/or employment of the controlling shareholder or his or her relatives, as the case may be.

Except for certain specific exemptions under the Companies Law, matters referred to in (2) above with respect to a director (including engagement with respect to employment terms of a director in a position other than as a director) and the matters referred to in (4) above also require shareholder approval, including, where applicable, a specified percentage of non-interested shareholders. In addition, the Companies Law requires re-approval, every three years in some of the matters referred to in (2) above if the director is a controlling shareholder and in some of the matters mentioned in (4) above, except for certain specific exemptions under the Companies Law. Re-approval when applicable is required by the audit committee, the board of directors and, except for certain specific exemptions, also by the shareholders. (See also “Provisions Relating to Major Shareholders” below.)

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

The Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from a breach of the Office Holder’s duty of care to the company or to another person, provided that a relevant provision is included in the company’s articles of association. Insurance may also be obtained to cover liabilities from the breach of his or her fiduciary duty to the company, to the extent that the Office Holder acted in good faith and had reasonable cause to believe that the act would not prejudice the interests of the company. It may also cover monetary liabilities charged against an Office Holder while serving the company. In addition, the Israeli Securities Law – 1968 (Securities Law) permits that such insurance policy will cover a payment which an Office Holder is obligated to pay to an injured party as set forth in the relevant sections of the Securities Law as well as expenses incurred by an Office Holder in connection with certain proceedings that are specified in the Securities Law, including reasonable litigation expenses (to include also lawyers' fees), provided that a relevant provision is included in the company's articles of association.

Under the Companies Law, a company may indemnify an Office Holder against any monetary liability incurred in his or her capacity as an Office Holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court. A company can also indemnify an Office Holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in a proceeding instituted against him or her by the company, on its behalf or by a third party, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent or in which an indictment was not brought against the Office Holder.  In addition, a company may indemnify an Office Holder in respect of payments that the Office Holder is obligated to pay to an injured party as set forth in the relevant sections of the Securities Law, including reasonable litigation expenses (to include also lawyer's fees). These indemnifications are subject to the inclusion of relevant provisions in the company’s articles of association.

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

(2)	a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care other than mere negligence;

(3)	an act done with the intent to unlawfully realize a personal gain;

(4)	a fine or monetary penalty imposed upon such Office Holder; or

(5)	certain monetary liabilities that are set forth in the Securities Law.

Insurance and Indemnification of Directors and Officers under the Articles of Association

In accordance with and subject to the provisions of the Companies Law and the Securities Law, Elbit Systems’ Articles of Association allow for directors and officers liability insurance, in respect of a liability or payment imposed on a director or officer as a result of an act carried out by such person in his or her  capacity as a director or officer. This insurance may cover:

(1)	a breach of his or her duty of care to Elbit Systems or to another person;

(2)
a breach of his or her fiduciary duty to Elbit Systems, provided that the director or officer acted in good faith and had reasonable cause to assume that his or her act would not harm the interests of Elbit Systems; or

(3)	a financial obligation imposed on him or her in favor of another person;

(4)	a payment that he or she are obligated to pay to an injured party as set forth in the relevant sections of the Securities Law;

(5)	expenses incurred by him or her in connection with certain administrative proceedings specified in the Securities Law, including reasonable litigation expenses (including also lawyers' fees); or

(6)	any other event for which insurance of a director or officer is or may be permitted.

In addition, in accordance with and subject to the Companies Law and the Securities Law, Elbit Systems’ Articles of Association permit indemnification, retroactively or in advance, of a director or officer against liability, payment or expense imposed or incurred by him or her as a result of an act carried out in his or her capacity as a director or officer, that may include:

(1)
a monetary liability imposed on the director or officer or paid by him or her in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court; provided however, that in case such undertaking is granted in advance it will be limited to events which, in the Board’s opinion, are foreseeable in light of the Elbit Systems’ actual activities at the time of granting the obligation to indemnify, and to a sum or criteria as the Board deems reasonable under the circumstances, and the undertaking to indemnify will specify the aforementioned events and sum or criteria;

(2)	a payment imposed on him or her in favor of an injured party in the circumstances specified in the Securities Law;

(3)
reasonable litigation expenses (including lawyer’s fees), incurred by a director or officer as a result of  an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or procedure, conducted against him or her by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure, (i) concludes without the filing of an indictment against the director or officer and without imposition of monetary payment in lieu of criminal proceedings, or (ii) concludes with imposing on the director or officer monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent or was incurred by the director or officer in connection with a monetary sanction imposed by the Companies Law or the Securities Law;

(4)	expenses incurred by a director or a officer in connection with certain administrative proceedings set forth in the Securities Law, including reasonable litigation expenses (including lawyers' fees);

(5)	reasonable litigation expenses (including lawyers fees), expended by the director or officer or imposed on him or her by the court for:

(a)	proceedings issued against him or her by or on Elbit Systems’ behalf or by a third party;

(b)	criminal proceedings from which the director or officer was acquitted; or

(c)	criminal proceedings in which he or she was convicted of an offense that does not require proof of criminal intent; or

(6)	any other liability or expense for which it is or may be permissible to indemnify a director or an officer.

The Articles of Association permit the grant of similar indemnification to any person acting on behalf or at the request of Elbit Systems as a director or officer of another company in which Elbit Systems is directly or indirectly a shareholder or has any other interest.

However, any indemnification so granted by Elbit Systems may not exceed 25% of Elbit Systems’ consolidated shareholders equity as reflected in our most recent consolidated financial statements published prior to the date of the indemnification payment.

Elbit Systems’ Audit Committee and Board, in October 2011  and  Elbit Systems’ shareholders, in November 2011, approved the grant to members of our Board of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit Committee and the Board for grant to Office Holders of Elbit Systems who are not directors.

In August 2009, a general meeting of Elbit Systems’ shareholders approved a framework resolution that allows Elbit Systems to purchase directors and officers (D&O) liability insurance that meets the framework resolution’s terms. The framework resolution covers a five-year period beginning in August 2009, or until the close of our shareholders’ annual general meeting to be held in 2014, whichever occurs later, and allows for an aggregate increase of insurance coverage of up to $70 million (from the then current level of $45 million) for any year covered by the policy. As of February 29, 2012, the D&O policy’s limit of liability was up to $65 million. The framework resolution also allows for an increase of up to a maximum aggregate of 125% of the then current annual premium ($391,400). As of February 29, 2012, the annual premium was $382,934. The Audit Committee and the Board must approve that any purchase of D&O insurance falls within the terms of the framework resolution.  In compliance with recent amendments to the Companies Law, our Audit Committee and Board approved, in meetings held on October 23, 2011 and October 24, 2011, respectively, in accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000 (the “Regulations”), the inclusion of Michael Federmann and David Federmann (who may be considered direct or indirect controlling shareholders of the Company) in the D&O liability insurance policy to be purchased, subject to the above mentioned terms, by the Company for the Company’s other directors and other Office Holders.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each of which 42,448,118 ordinary shares were issued and outstanding as of February 29, 2012. All issued and outstanding ordinary shares are fully paid and non-assessable.

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

Under the Companies Law, the disclosure requirements with respect to the disclosure of a Personal Interest that apply to an Office Holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Except for certain specified exemptions under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, and an engagement of a public company with a controlling shareholder or his or her relative, directly or indirectly, including through a company controlled by such person, regarding the grant of services to the applicable company (and if the controlling shareholder is an Office Holder – regarding his or her terms of service or, if he or she are employee of the company but are not Office Holders regarding his or her employment terms), require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority vote, provided that either:

•
such majority includes a majority of the total votes of shareholders who have no Personal Interest in the approval of the transaction and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

•	the total number of votes of shareholders mentioned above that are voted against the transaction do not represent more than 1% of the total voting rights in the company.

In addition, the Companies Law requires that, except for certain exemptions, transactions as above for a period of more than three years be re-approved in same manner for every three-year period.

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

The following also contains a discussion of specified Israeli and U.S. tax consequences to our shareholders. It also contains a discussion of the Israeli tax consequences to holders of our Series A Notes. See Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Israeli Debt Offering. The Series A Notes are not registered for trading in the U.S. and may not be sold in the U.S. without registration or compliance with Regulation “S” under the Securities Act. Therefore, we have not included a discussion of U.S. tax consequences to holders of the Series A Notes. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

General Corporate Tax in Israel

In December 2011,  the Knesset passed the Law for  the Tax Burden Reform (Amended Legislation) – 2011 (“Tax Burden Reform”), which amends the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010) – 2009 which prescribed, among other provisions, a gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting in 2011. Following the Tax Burden Reform, corporate tax rates and capital gains rates are 24% for 2011 and 25% for  2012  and thereafter. Israeli companies were subject to  corporate tax rates of  27%, 26% and 25% for 2008, 2009 and 2010, respectively.

Under the Israeli Tax Ordinance, 1961( the Ordinance) transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arm’s-length principle and reported and taxed accordingly.

A portion of our Israeli operations have been granted “Approved Enterprise”, “Privileged Enterprise”  and “Preferred Enterprise” status, as described under “Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises.

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

As of December 31, 2011, Elbit Systems and some of our subsidiaries in Israel had active Approved Enterprise programs and Privileged Enterprise programs eligible for tax benefits. These programs will expire during the years 2012 to 2018.

In January 2011, the Knesset enacted a reform to the Investment Law, effective January 2011. According to the reform a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise). Certain activities such as mining, are excluded from the scope of a Preferred Enterprise, as are government-owned businesses.

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status. During 2011 several of the Company’s Israeli subsidiaries elected the Preferred Enterprise status.

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate will be 10% in 2012, 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate will be 15% in 2012, 12.5% in 2013 and 2014 and 12% starting from 2015. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

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

Capital Gains to a Shareholder

Capital gains to Israeli residents. The tax rate on capital gains to a non-principal individual shareholder (those persons holding less than 10% of our ordinary shares), derived from sales of shares listed on a stock exchange, is 20% on the real capital gain accrued from January 1, 2003 and 25% to an individual principal shareholder. Following the amendment in the Tax Burden Reform, starting January 1, 2012, the tax rate on capital gain to a non-principal individual shareholder is 25% and 30% to an individual principal shareholder. In addition, the Tax Burden Reform also eliminates the differentiation between real gain earned prior and post January 1, 2003 for shares listed on a stock exchange prior to January 1, 2012. The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the later case, the capital loss that might be set off is the difference between the adjusted average value and the value of the shares at the date of sale. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

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

Capital Gains to a Holder of Series A Notes

Capital gains to Israeli residents. A capital gain for an individual derived from the sale of a debenture that is not linked to an index, such as our Series A Notes, will be taxable at a rate not to exceed 15% in case of a “non-principal” individual shareholder, or 20% in the case of a “principal” individual shareholder. Tax payers claiming a deduction of real interest expenses and linkage differences on debentures such as the Series A Notes will be taxed at a rate of 25% on their real capital gains. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

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

Taxation on Dividends Paid to a Shareholder

Income tax for individual Israeli residents. Residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). Following the amendment in the Tax Burden Reform, starting January 1, 2012, the tax rate on dividend income to a non-principal individual shareholder is 25% and 30% to an individual principal shareholder. The paying company withholds at source income tax at the rate of 25%.

Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Privileged Enterprise or Preferred Enterprise (see above “Investment Law”) are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. (This limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law.) These rates are the final tax on dividends.

Income tax for non-residents of Israel. Non-residents of Israel are subject to a graduated income tax on income from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), the paying company withholds at the source income tax at the rate of 25%, unless a lower rate is applicable under a double taxation treaty. Accordingly, Elbit Systems withholds income tax at the source. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise , Privileged Enterprise or Preferred Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period. (This limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law.) These rates are the final taxes in Israel on dividends for individual and corporate non-residents of Israel. Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income. This includes income from Israeli derived interest, dividends and royalties.

Taxation of Interest Income of Holders of Series A Notes

Income tax for Israeli residents. In general, through December 31, 2011, individuals are subject to tax at a rate not to exceed 20% on interest or discount fees originating from fully index-linked debentures, including debentures linked to a foreign currency. In such case, Israeli resident individuals are tax exempt on the linkage differences derived from the debenture principal, under certain conditions. An individual is taxable at a rate of 15% on interest or discount fees originating from debentures which are not linked to the index, whether in whole or in part, such as Series A Notes. Following the amendment in the Tax Burden Reform, starting January 1, 2012, the tax rate on interest income or discount fees  originating from fully index-linked debentures, including debentures linked to a foreign currency is 25% in case of a "non-principal" shareholder. These tax rates will not apply if any of the following conditions are met: (1) the interest represents income from a “business” or is recorded in the individual’s books of account or is required to be so recorded, (2) the individual has claimed deduction of linkage differences and interest expenses on the debentures, (3) the individual is a non-principal individual shareholder or (4) the individual is employed by a corporation that paid the interest, is a supplier of goods or services to the corporation, or has other special relations with the corporation, unless the tax assessing officer is satisfied that the interest rate has been established in good faith and regardless of the existence of any such relations between the individual and the corporation. In these cases, the individual will be taxed at the marginal tax rate. The paying company will deduct tax at a rate of 15% on interest in respect of unlinked debentures, such as Series A Notes, and a rate of 25% in the case of linked debentures. A maximum tax rate will apply in the case of an individual who is a "principal" individual shareholder. The tax rate applicable to interest income (including linkage differences) or discount fees of an Israeli resident corporation is the corporate tax rate. The paying company will deduct tax at the corporate tax rate.

Income tax for foreign residents. Commencing January 1, 2009, interest, discount fees or linkage differences paid to a foreign resident on debentures listed on the TASE and issued by an Israeli resident corporation, such as Series A Notes, are typically exempt from Israeli tax, provided that the income is not produced by the foreign resident’s permanent establishment in Israel. The tax exemption will not apply in the following circumstances: (1) the foreign resident is a principal individual shareholder in the issuing company, (2) the foreign resident is a relative, as defined in the Ordinance, of the issuing company, (3) the foreign resident is an employee, a supplier of goods or services or has special relations with respect to the issuing company (unless it is demonstrated that the interest rate or discount fees have been determined in good faith and regardless of the existence of any special relations) or (4) a foreign resident company held by Israeli residents. If the tax exemption does not apply as above, the tax rate applicable to interest income received by foreign residents (individuals and corporations) originating from securities will be established in accordance with the provisions of the Ordinance, or in accordance with the provisions of the relevant treaty for the avoidance of double taxation signed between the State of Israel and the foreign resident’s country of residence. In such case, the paying company will deduct withholding tax according to the rates prescribed in the Ordinance as above, and this rate may be reduced subject to the relevant treaty for the avoidance of double taxation. As indicated above, the Series A Notes are not registered under the Securities Act and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” under the Securities Act) without registration under the Securities Act or an exception from the registration requirements of the Securities Act.

Israeli Tax on United States Shareholders

Dividends paid by Elbit Systems to a shareholder resident in the United States are generally subject to withholding tax deducted at source in Israel. Israel and the United States are parties to a tax treaty. Under the treaty, the withholding tax rate on a dividend is normally 25% or 15% in connection with an Approved Enterprise ,Privileged Enterprise or Preferred Enterprise. (See above “Investment Law.”)

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

Dividends paid by us to a U.S. Shareholder on our ordinary shares will be treated as foreign source  income and will generally be categorized as “passive category income” for U.S. foreign tax credit purposes.  Subject to the limitations in the Code, as modified by the applicable tax treaty, a U.S. Shareholder may elect to claim a foreign tax credit against its U.S. federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares. U.S. Shareholders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the U.S. Shareholder elects to do so with respect to all foreign income taxes. A deduction does not reduce U.S. tax on a dollar-for-dollar basis as it does for a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a U.S. Shareholder of ordinary shares, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit.

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

Passive Foreign Investment Company rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2011. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Shareholder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

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

General

Market risks relating to our operations result primarily from changes in exchange rates and interest rates. We do not believe that we were exposed to any material market risk at December 31, 2011. We take various measures to compensate for the effects and fluctuation in both exchange rates and interest rates. We use financial instruments and derivatives in order to limit the exposure to risks deriving from changes in exchange rates and interest rates. The use of such instruments does not expose us to additional significant exchange rate or interest rate risks because the derivatives are covering expenses in the corresponding underlying assets, liabilities or forecasted transactions. No derivatives instruments are entered into for trading purposes.

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

We use currency hedging contracts to limit exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily GBP and Euro. We also use currency hedging contracts to hedge against anticipated costs to be incurred in a foreign currency, primarily NIS, and to limit our exposure to exchange rate fluctuations related to payroll expenses incurred in NIS. The objective of the foreign exchange contracts is to better ensure that the U.S. dollar-equivalent cash flows are not adversely affected by changes in U.S. dollar/foreign currency exchange rates. In accordance with ASC 815 “Derivatives and Hedging” (ASC 815), these contracts are designated as cash flow hedges. The gain on the effective portion of a cash flow hedge is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects revenues, or as financial expenses, if the hedged transaction becomes probable of not occurring. Any gain or loss after a hedge is de-designated, because the hedged transaction is no longer probable of occurring or related to an ineffective portion of a hedge, is recognized in “financial expenses, net” in our consolidated statements of income.

As of December 31, 2011, the principal amount of our outstanding forward contracts was $989.5 million. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivatives instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2011.

The table below does not include information regarding the cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes.

	Maturity Date - Notional Amount
	2012	2013	2014	2015	2016 onwards	Total	Fair Value at 31.12.11
	( US dollars in millions)
Sell US$ and buy:
EUR	27.3	16.7	10.2	2.5	0.3	57.0	(2.7)
GBP	9.6	21.2	-	-	-	30.9	(0.7)
NIS	654.1	-	-	-	-	654.1	(19.9)
Other currencies	9.6	3.6	0.4	0.3	0.2	14.1	1.6
Total	700.6	41.5	10.6	2.8	0.5	756.0	(21.7)

	Maturity Date - Notional Amount
	2012	2013	2014	2015	2016 onwards	Total	Fair Value at 31.12.11
	( US dollars in millions)
Buy US$ and sell:
EUR	92.6	23.8	28.8	7.0	2.1	154.3	7.8
GBP	44.6	0.5	-	-	-	45.1	2.4
Other currencies	19.7	9.9	3.2	0.4	0.9	34.1	0.2
Total	156.9	34.2	32.0	7.4	3.0	233.5	10.4

At December 31, 2011, a 5% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in an increase in our unrealized losses by $24.7 million, and a 5% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in a decrease in our unrealized losses of $27.8 million. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized  losses or gains would be offset by corresponding gains or losses, respectively, in the  remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2011, our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans and Series A Notes. Our deposits are mainly in U.S. dollars.

In June 2010, we completed a public offering on the TASE of NIS 1.1 billion (approximately $283 million), payable in ten equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020. We  also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes. Under the cross currency interest rate swaps, the Company received fixed NIS at a rate of 4.84% on NIS 1.1 billion and pays floating six-month USD LIBOR + an average spread of 1.65% on $287 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. (See above Item 5. Operating and Financial Review and Prospects – Israel Debt Offering.)

The remaining debt is mainly in bank loans in U.S. dollars at floating interest rates . The majority of our borrowings are usually linked to the relevant LIBOR plus a spread of 1.0% – 2.5%, and therefore are exposed to changes in interest rates. Most of our loans will mature within the next two to three years.

Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. At December 31, 2011, a 10% change in the then current interest rates would not have had a material impact on our financial results.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2011, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.” Based on this assessment, management believes that, as of December 31, 2011, our internal control over financial reporting is effective.

.
The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm in Israel and a member of Ernst & Young Global, as stated in their report included in Item 18. Financial Statements.

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

At the annual general shareholders meeting held in November 2011, our shareholders reappointed Kost Forer Gabbay & Kasierer (Kost), an independent registered public accounting firm and member of Ernst & Young Global (E&Y), to serve as our independent auditors. Kost and other E&Y affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2011	2010
	(U.S. dollars in thousands)

Audit Fees	$2,961	$3,072
Tax Fees	$444	$424
Other Fees	$413	80
Total	$3,818	$3,576

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

“Other Fees” are fees billed for services related to conceptual analysis of finance software.

Kost and other E&Y affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2011 or fiscal year 2010.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Reference is made to the disclosure relating to changes in shareholdings of major shareholders in Item 7 of this annual report on Form 20-F.

On September 26, 2011, we announced that our Board authorized us to repurchase up to one million of our ordinary shares over the following 12 months, in open market purchases on the TASE.  Set forth below is a summary of the ordinary shares repurchased by us during 2011 and the approximate maximum number of ordinary shares that may yet be purchased under the repurchase plan approved by our Board (the Plan):

Period	Total Number of Shares Purchased by the Company	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Plan	Maximum Number of Shares that May Yet Be Purchased Under the Plan
October 1 – October 31, 2011	36,234	$42.96	36,234	963,766
November 1 – November 30, 2011	86,142	$41.90	86,142	877,624
December 1 – December 31, 2011	117,992	$41.98	117,992	759,632

Item 16F.	Changes in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.	Corporate Governance.

As a foreign private issuer, Nasdaq Marketplace Rule 5615(a)(3) allows us to follow Israeli corporate governance practices instead of certain Nasdaq Stock Market requirements.  That rule requires that we provide Nasdaq with a letter from outside Israeli counsel stating that our corporate governance practices are not prohibited by Israeli law and disclose in our annual reports the Nasdaq requirements we do not follow and the equivalent Israeli requirement.  In September 2011, we notified Nasdaq of our intent to follow Israeli home country practice in connection with an amendment to our 2007 Stock Option Plan, which was approved by our board of directors as permitted by Israeli law without approval by our shareholders. See also “Item 10 – Additional Information – Memorandum and Articles of Association – Approval of Certain Transactions.”

In addition, as described above in “Item 10 – Additional Information – Memorandum and Articles of Association – Meetings of Shareholders”, under our corporate governance documents and applicable provisions of the Israeli Companies Law, the quorum requirement for an adjourned meeting of our shareholders differs from the relevant Nasdaq requirement.

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

See Consolidated Financial Statements attached to this annual report on Form 20-F.

Item 19.	Exhibits.

(a)	Index to Financial Statements

(b)	Exhibits

1.1	Elbit Systems’ Memorandum of Association(1)

1.2	Elbit Systems’ Restated Articles of Association(2)

4.1	Elbit Systems 2007 Stock Option Plan, as amended(3)

4.2	Elbit Systems’ Post Merger Stock Option Plan (Summary in English)(1)

8	Primary Operating Subsidiaries of Elbit Systems

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer

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

(3)
Filed as exhibit 4.3 to Elbit Systems’ post-effective amendment No. 1 to registration statement on Form S-8 (File No. 333-139512), which was filed by Elbit Systems with the Securities and Exchange Commission on December 1, 2011, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2012

ELBIT SYSTEMS LTD.

By:	/s/ JOSEPH ACKERMAN
Name:	Joseph Ackerman
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2011
(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2011
In thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2 - F - 3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 4 - F - 5

Consolidated Statements of Income	F - 6

Statements of Changes in Equity	F - 7 - F - 8

Consolidated Statements of Cash Flows	F - 9 - F - 10

Notes to the Consolidated Financial Statements	F - 11 - F - 62

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the index at item 19 of the Annual Report on Form 20-F. These consolidated financial statements and schedule are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elbit Systems' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2012, expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Tel Aviv, Israel
March 13, 2012

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems’ internal control over financial reporting based on our audit.

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

In our opinion, Elbit Systems maintained, in all material respects, effective internal control over financial reporting, as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011, and our report dated March 13, 2012 expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Tel Aviv, Israel
March 13, 2012

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands)

		December 31,
	Note	2011	2010

CURRENT ASSETS:
Cash and cash equivalents		$202,577	$151,059
Short-term bank deposits and marketable securities		21,693	63,486
Trade and unbilled receivables, net	(3)	669,524	702,364
Other receivables and prepaid expenses	(4)	180,024	166,124
Inventories, net of customer advances	(5)	761,269	665,270
Total current assets		1,835,087	1,748,303

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnership and other companies	(6)	110,159	89,814
Available-for-sale marketable securities	(9)	-	7,179
Long-term trade and unbilled receivables	(7)	162,762	90,343
Long-term bank deposits and other receivables	(8)	12,215	44,401
Deferred income taxes, net	(18F)	36,130	29,892
Severance pay fund	(2R)	283,477	302,351
		604,743	563,980

PROPERTY, PLANT AND EQUIPMENT, NET	(10)	517,608	503,851

GOODWILL	(11)	499,326	486,046

OTHER INTANGIBLE ASSETS, NET	(11)	263,746	313,593

		$3,720,510	$3,615,773

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2011	2010

CURRENT LIABILITIES:
Short-term bank credit and loans	(12)	$2,998	$15,115
Current maturities of long-term loans and Series A Notes	(15)	127,627	43,093
Trade payables		316,264	360,736
Other payables and accrued expenses	(13)	743,866	648,121
Customer advances in excess of costs incurred on contracts in progress	(14)	407,222	302,691
Total current liabilities		1,597,977	1,369,756

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(15)	302,255	292,039
Series A Notes, net of current maturities	(16)	235,319	273,357
Employee benefit liabilities		394,115	395,303
Deferred income taxes and tax liabilities, net	(18F)	48,467	55,936
Customer advances in excess of costs incurred on contracts in progress	(14)	154,696	177,191
Other long-term liabilities		59,961	46,740
		1,194,813	1,240,566

COMMITMENTS AND CONTINGENT LIABILITIES	(20)

EQUITY:	(21)
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of New Israeli Shekels ("NIS") 1 par value each; Authorized – 80,000,000 shares as of December 31, 2011 and 2010; Issued 43,257,077 and 43,102,261shares as of December 31, 2011 and 2010, respectively; Outstanding 42,607,788 and 42,693,340 shares as of December 31, 2011 and 2010, respectively		12,093	12,050
Additional paid-in capital		232,407	281,594
Treasury shares – 649,289 and 408,921 shares as of December 31, 2011 and 2010, respectively		(14,422)	(4,321)
Accumulated other comprehensive loss		(56,226)	(18,460)
Retained earnings		724,485	695,830
Total Elbit Systems Ltd. equity		898,337	966,693
Non-controlling interests		29,383	38,758
		927,720	1,005,451

Total liabilities and equity		$3,720,510	$3,615,773

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (In thousands, except share data)

		Year ended December 31,
	Note	2011	2010	2009
Revenues	(22)	$2,817,465	$2,670,133	$2,832,437
Cost of revenues		2,085,451	1,872,263	1,982,954
Gross profit		732,014	797,870	849,483

Operating expenses:
Research and development, net	(23)	241,092	234,131	216,752
Marketing and selling		235,909	229,942	250,963
General and administrative		139,349	131,200	119,311
Other operating income, net	(1E(1))	-	(4,756)	-
Total operating expenses		616,350	590,517	587,026

Operating income		115,664	207,353	262,457

Financial expenses, net	(24)	(13,569)	(21,251)	(15,585)
Other income, net	(25)	1,909	13,259	458
Income before income taxes		104,004	199,361	247,330
Income taxes	(18D)	13,624	24,037	38,109
		90,380	175,324	209,221

Equity in net earnings of affiliated companies and partnership	(6B)	15,377	18,796	19,292
Income from continuing operations		105,757	194,120	228,513
Income (loss) from discontinued operations and impairment, net	(1G)	(15,977)	921	-
Net income		$89,780	$195,041	$228,513

Less: net loss (income) attributable to non-controlling interests		508	(11,543)	(13,566)
Net income attributable to Elbit Systems Ltd.'s shareholders		$90,288	$183,498	$214,947

Earnings per share attributable to Elbit Systems Ltd.'s ordinary shareholders:	(21)
Basic net earnings (losses) per share:
Continuing operations		2.33	4.29	5.08
Discontinued operations		(0.22)	0.01	-
Total		$2.11	$4.30	$5.08
Diluted net earnings (losses) per share:
Continuing operations		2.31	4.24	5.00
Discontinued operations		(0.22)	0.01	-
Total		$2.09	$4.25	$5.00
Weighted average number of shares used in computation of basic earnings per share		42,764	42,645	42,305
Weighted average number of shares used in computation of diluted earnings per share		43,131	43,217	42,983

Amounts attributable to Elbit Systems Ltd.'s common shareholders
Income from continuing operations, net of income taxes		$99,778	$182,951	$214,947
Discontinued operations, net of income taxes		(9,490)	547	-
Net income attributable to Elbit Systems Ltd.'s shareholders		$90,288	$183,498	$214,947

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non- controlling interest	Total equity	Total comprehensive income
Balance as of January 1, 2009	42,079,452	$11,892	$300,227	$(13,573)	$429,608	$(4,321)	$76,475	$800,308
Exercise of options	451,443	114	9,757	-	-	-	-	9,871
Stock-based compensation	-	-	5,134	-	-	-	-	5,134
Dividends paid	-	-	-	-	(76,172)	-	-	(76,172)
Purchase of subsidiary shares from non- controlling interest	-	-	(42,991)	-	-	-	(67,259)	(110,250)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments, net of $749 tax income	-	-	-	(11,381)	-	-	(97)	(11,478)	$(11,478)
Foreign currency translation differences	-	-	-	1,367	-	-	1,517	2,884	2,884
Unrealized pension income, net of $1,473 tax expense	-	-	-	1,910	-	-	-	1,910	1,910
Unrealized income on available for sale securities, net of $1,103 tax expense	-	-	-	6,350	-	-	124	6,474	6,474
Cumulative effect from adoption of FSP 115-2 (codified in ASC 320-10, Investments –Debt and Equity Securities), net of $1,772 tax expense	-	-	-	(7,086)	7,086	-	-	-	-
Net income attributable to non- controlling interests	-	-	-	-	-	-	13,566	13,566	13,566
Net income attributable to Elbit Systems Ltd. shareholders	-	-	-	-	214,947	-	-	214,947	214,947
Total comprehensive income									$228,303
Balance as of December 31, 2009	42,530,895	$12,006	$272,127	$(22,413)	$575,469	$(4,321)	$24,326	$857,194
Exercise of options	162,445	44	3,546	-	-	-	-	3,590
Stock-based compensation	-	-	5,211	-	-	-	-	5,211
Tax benefit in respect of options exercised	-	-	710	-	-	-	-	710
Dividends paid	-	-	-	-	(63,137)	-	-	(63,137)
Fair value of non-controlling interests related to the acquisition of ITL	-	-	-	-	-	-	4,298	4,298
Other comprehensive income, net of tax:
Unrealized gain on derivative instruments, net of $308 tax expense	-	-	-	6,668	-	-	119	6,787	$6,787
Foreign currency translation differences	-	-	-	2,991	-	-	(1,154)	1,837	1,837
Unrealized pension loss, net of $1,119 tax income	-	-	-	(2,781)	-	-	-	(2,781)	(2,781)
Unrealized loss on available for sale securities, net of $990 tax income	-	-	-	(2,925)	-	-	-	(2,925)	(2,925)
Net income attributable to non- controlling interests	-	-	-	-	-	-	11,543	11,543	11,543
Net income attributable to non-controlling interest from discontinued operation	-	-	-	-	-	-	(374)	(374)	(374)
Net income attributable to Elbit Systems Ltd. shareholders	-	-	-	-	183,498	-	-	183,498	183,498
Total comprehensive income									$197,585
Balance as of December 31, 2010	42,693,340	$12,050	$281,594	$(18,460)	$695,830	$(4,321)	$38,758	$1,005,451

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY (CONT.)
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non- controlling interest	Total equity	Total comprehensive income
Balance as of January 1, 2011	42,693,340	$12,050	$281,594	$(18,460)	$695,830	$(4,321)	$38,758	$1,005,451
Exercise of options	154,816	43	3,790	-	-	-	-	3,833
Stock-based compensation	-	-	1,996	-	-	-	-	1,996
Tax benefit in respect of options exercised	-	-	169	-	-	-	-	169
Dividends paid	-	-	-	-	(61,633)	-	-	(61,633)
Purchase of treasury shares	(240,368)	-	-	-		(10,101)	-	(10,101)
Purchase of subsidiaries shares from non-controlling interest, net	-	-	(55,142)	-	-	-	(15,858)	(71,000)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments, net of $740 tax income	-	-	-	(20,025)	-	-	-	(20,025)	(20,025)
Foreign currency translation differences	-	-	-	(5,597)	-	-	504	(5,093)	(5,093)
Unrealized pension loss, net of $9,910 tax income	-	-	-	(15,807)	-	-	-	(15,807)	(15,807)
Realized loss on available for sale securities, net of $250 tax expanse	-	-	-	3,663	-	-	-	3,663	3,663
Net income attributable to non- controlling interests	-	-	-	-	-	-	(508)	(508)	(508)
Net loss attributable to non-controlling interest from discontinued operation	-	-	-	-	-	-	6,487	6,487	6,487
Net income attributable to Elbit Systems Ltd. shareholders	-	-	-	-	90,288	-	-	90,288	90,288
Total comprehensive income									$59,005
Balance as of December 31, 2011	42,607,788	$12,093	$232,407	$(56,226)	$724,485	$(14,422)	$29,383	$927,720

Accumulated other comprehensive loss, net of taxes
	Year ended December 31,
	2011	2010	2009
Accumulated gains (losses) on derivative instruments	$(10,114)	$9,911	$3,243
Accumulated foreign currency translation differences	(7,161)	(1,564)	(4,555)
Accumulated unrealized losses on available for sale securities	(1,553)	(5,216)	(2,291)
Unrealized pension losses	(37,398)	(21,591)	(18,810)
Accumulated other comprehensive loss	$(56,226)	$(18,460)	$(22,413)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands)

	Year ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$89,780	$195,041	$228,513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	150,618	132,141	123,473
Write-off impairment and discontinued operations, net	15,977	1,284	3,017
Stock-based compensation	1,996	5,211	5,134
Amortization of Series A Notes discount and related issuance costs	422	(258)	-
Deferred income taxes and reserve, net	(8,777)	(28,162)	7,606
Gain on sale of property, plant and equipment	(1,645)	(1,426)	(723)
Loss (gain) on sale of investment	2,189	(19,151)	(2,734)
Equity in net earnings of affiliated companies and partnership, net of dividend received(*)	(270)	(8,791)	(1,824)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables, and prepaid expenses	(65,062)	(84,708)	(136,224)
Decrease (increase) in inventories, net	(95,363)	(49,724)	75,431
Increase in trade payables, other payables and accrued expenses	17,225	76,807	20,223
Severance, pension and termination indemnities, net	1,879	4,160	(16,773)
Increase (decrease) in advances received from customers	81,946	(36,396)	(95,397)
Net cash provided by operating activities	190,915	186,028	209,722

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(121,977)	(138,644)	(107,893)
Acquisitions of subsidiaries and business operations (Schedule A)	(12,173)	(229,556)	(48,234)
Investments in affiliated companies and other companies	(13,555)	(4,956)	(19,415)
Proceeds from sale of property, plant and equipment	15,059	10,667	9,055
Proceeds from sale of investments	329	27,941	33,026
Investment in long-term deposits	(609)	(14,484)	(24,004)
Proceeds from sale of long-term deposits	40,396	30,240	12,994
Investment in short-term deposits and available for sale securities	(88,842)	(189,345)	(152,457)
Proceeds from sale of short-term deposits and available for sale securities	126,306	252,550	99,625
Net cash used in investing activities	(55,066)	(255,587)	(197,303)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	3,833	3,590	9,871
Purchase of non-controlling interests	(71,000)	-	(110,250)
Repayment of long-term bank loans	(73,666)	(488,657)	(148,652)
Proceeds from long-term bank loans	172,303	387,692	256,354
Proceeds from issuance of Series A Notes	-	283,213	-
Series A Notes issuance costs	-	(2,530)	-
Purchase of treasury shares	(10,101)	-	-
Repayment of Series A Notes and convertible debentures	(29,998)	-	-
Purchase of convertible debentures of a subsidiary	(2,121)	-	-
Dividends paid	(61,633)	(63,137)	(76,172)
Tax benefit in respect of options exercised	169	710	-
Change in short-term bank credit and loans, net	(12,117)	(40,972)	(7,531)
Net cash provided by (used in) financing activities	(84,331)	79,909	(76,380)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	51,518	10,350	(63,961)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	151,059	140,709	204,670
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$202,577	$151,059	$140,709

(*) Dividend received from affiliated companies and partnerships	$15,107	$10,925	$17,468

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
U.S. dollars (In thousands)

	Year ended December 31,
	2011	2010	2009
SUPPLEMENTAL CASH FLOW ACTIVITIES:
Cash paid during the year for:
Income taxes	$18,955	$60,759	$47,946
Interest	$10,258	$13,524	$11,665

SCHEDULE A:
Acquisitions of subsidiaries and business operations (*)
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital (deficit), net (excluding cash and cash equivalents)	$306	$(57,937)	$(3,979)
Property, plant and equipment	1,938	56,233	1,303
Other long-term assets	-	16,008	855
Goodwill and other intangible assets	17,993	261,910	51,427
Deferred income taxes	(1,171)	(15,515)	-
Long-term liabilities	(6,893)	(26,845)	(1,372)
Non-controlling interest	-	(4,298)	-
	$12,173	$229,556	$48,234

(*)	See Notes 1(D), 1(E) and 1(F)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 1 -	GENERAL

A.
Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation, 45.75% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the field of defense electronics, homeland security and commercial aviation. Elbit Systems’ principal wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Industries Elop Ltd. (“Elop”), Elbit Systems Land and C4I Ltd. (“ESLC”) and Elbit Systems EW and SIGINT – Elisra Ltd. (“Elisra”) (formerly known as Elisra Electronic Systems Ltd.).

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

C.
In December 2011, the Israeli Government, due to political considerations, did not renew the Company's export authorization to complete performance under an approximately $90,000 contract to supply systems to a foreign customer. As a result of the cessation of the program, and in accordance with our legal advisors opinion, the Company recorded in its results of operations an expense of approximately $72,800 ($62,000 net of taxes), which was included in cost of goods sold.

D.	During 2011, the Company completed the following acquisitions and investments:

(1)
On February 9, 2011, the Company completed its cash tender offer (the "Tender Offer") to purchase all of the ordinary shares of ITL Optronics Ltd. ("ITL"), which prior to the completion of the offer was a publicly traded company in Israel, held 87.85% by the Company. As a result, ITL became a private wholly-owned subsidiary. The total amount paid for the ITL shares, related to the offer, was approximately $5,900 (approximately $3.4 per share). As this was an equity transaction between the Company and ITL's non-controlling shareholders, the Company reduced its shareholders' equity for the excess cost over book value related to the minority interest in ITL.

(2)
On March 30, 2011, the Company acquired the remaining 30% of the shares of Elisra Electronic Systems Ltd. ("Elisra") held by Elta Systems Ltd. (“Elta”) for $67,500. Following the acquisition, Elisra became a wholly-owned subsidiary of the Company. As this was an equity transaction between the Company and Elisra's non-controlling shareholders, the Company reduced its shareholders' equity for the excess cost over book value related to the minority interest in Elisra. Subsequently, Elisra changed its name to Elbit Systems EW and SIGINT - Elisra Ltd.

(3)	On April 1, 2011, the Company acquired all of the shares of Elite Automotive Systems Ltd. ("Elite") for a purchase price of approximately $8,200.

(4)
On June 30, 2011, the Company completed the acquisition of C4 Security Ltd. ("C4") for a purchase price of approximately $10,900, of which approximately $6,900 is contingent consideration related to the occurrence of future events.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except per share data)

Note 1 - GENERAL (Cont.)

(5)
During 2011, the Company invested approximately $8,100 in Netcity Telecom S.A. ("Netcity"), in addition to an investment of $2,700 in 2010. Following this investment, the Company holds 40% of Netcity's shares (See Note 6(B)(4)).

(6)
During September 2011, the Company established a joint company, Harpia Sistemas S.A. ("Harpia"), in which Embraer Defesa Seguranca S.A. Partficipacoes ("Embraer") owns 51% and the Company's Brazilian subsidiary AEL Sistemas S.A. ("AEL") owns the remaining 49%. Harpia will be engaged in the areas of unmanned aircraft systems, avionics systems and simulations systems. In addition, in September 2011, Embraer acquired a 25% interest in AEL for consideration of approximately $3,400. The Company has a call option and Embraer has a put option with respect to Embraer's shares in AEL at the purchase price that could be exercised starting five years after Embraer's investment in AEL. As a result, Embraer's investment is included in other long-term liabilities.

(7)
In November 2011, the Company's U.S. subsidiary, ESA, acquired the 50% ownership interest of UAS Dynamics LLC. ("UAS Dynamics"), held by General Dynamics Armament and Tactical Products. Following the acquisition, UAS Dynamics became a wholly-owned subsidiary of ESA.

E.	During 2010, the Company completed the following acquisitions and investments:

(1)
On May 11, 2010, the Company's subsidiary, Elbit Security Systems Ltd. ("Elsec"), completed the acquisition of the balance of shares (81%) in Azimuth Technologies Ltd. ("Azimuth"), an Israeli based company, pursuant to the merger agreement signed by Azimuth and Elsec in January 2010. In November 2008, the Company purchased 19% of Azimuth shares. The aggregate purchase price for the 81% balance of Azimuth's shares was approximately $50,000, comprised of $41,500 in cash, and the remeasurement of its previously held 19% equity interest in Azimuth at its acquisition date fair value, using the quoted share price of Azimuth on Tel-Aviv Stock Exchange, to $8,500, and recognized gain of approximately $4,756 net of acquisition related expenses in the amount of approximately $1,600, included in "Other income, net" as part of operating results. The acquisition was accounted for using the purchase method as a business combination achieved in stages.

(2)
On October 14, 2010, the Company's subsidiaries Kinetics Ltd. ("Kinetics") and Elsec completed the acquisition of all the shares of Soltam Systems Ltd. ("Soltam"), Saymar Ltd. ("Saymar") and ITL Optronics Ltd. ("ITL"), that were held by Mikal Ltd. ("Mikal") and its subsidiaries. In these transactions, Kinetics and Elsec acquired a 100% interest in Soltam and Saymar, and an 87.85% interest in ITL for a total consideration of approximately $80,500, of which $10,200 is contingent consideration on the occurrence of future events. Simultaneously, with the completion of the acquisition, Kinetics sold its holding in Mikal (approximately 19%).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except per share data)

Note 1 - GENERAL (Cont.)

Based on a purchase price allocation ("PPA") performed by an independent advisor, the PPA was attributed to the fair value of assets and liabilities assumed as follows:

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
	$80,572

On February 9, 2011, Elsec completed its cash tender offer for the balance of the ordinary shares of ITL, held by the public, in consideration of $5,900. (See Note 1(D)(1)).

(3)
On December 1, 2010, the Company completed the acquisition of Ares Aerospacial e Defesa S.A ("Ares") and Periscopio Equipamentos Optronicos S.A ("Periscopio") for a purchase price of approximately $38,000. Revenues and earnings from the acquisition date through December 31, 2010, were immaterial to the consolidated results of the Company. The Company allocated the acquired assets and liabilities assumed based on a PPA performed by an independent advisor.

(4)	On December 15, 2010, the Company's U.S. subsidiary ESA acquired all the shares of M7 Aerospace LP ("M7 Aerospace") for a purchase price of approximately $85,000.

Based on PPA performed by an independent advisor, the PPA was attributed to the fair value of assets and liabilities assumed as follows:

	Fair Value	Expected useful lives
Working capital	$30,959
Long-term assets and investments	17
Property, plant and equipment	2,654
Long-term liabilities	(1,925)
Technology	13,800	15 years
Customer relationships and backlog	7,100	5 years
Brand name	1,900	2 years
Goodwill	29,911
	$84,416

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except per share data)

Note 1 - GENERAL (Cont.)

F.	During 2009, the Company completed the following acquisitions and investments:

(1)	On February 24, 2009, the Company's subsidiary ESLC acquired all of the shares of Shiron Satellite Communications (1996) Ltd. ("Shiron"), for a purchase price of approximately $16,000.

(2)
On April 7, 2009, the Company completed the purchase of the additional shares of its previously 51%-owned subsidiary Kinetics Ltd. ("Kinetics"). Elbit Systems purchased the remaining 49% of the shares from Kinetics' non-controlling shareholders for a purchase price of $110,250. As this was an equity transaction between the parent and Kinetics' non-controlling shareholders, the Company reduced its shareholders' equity for the excess costs over book value related to minority interest in Kinetics (which amounted to approximately $43,000), as required in accordance with ASC 810, "Consolidation".

(3)
On June 15, 2009, the Company signed an agreement with Mikal Ltd. ("Mikal") and its shareholders. The transaction provided for two stages. In the initial stage, the Company loaned to Mikal $18,000. On September 14, 2009, after receiving authorization from the Israeli Antitrust Authority, the loan was converted to ordinary shares. See Note 1(E)(2).

(4)	On November 19, 2009, the Company completed the acquisition of the assets and business of BVR Systems (1998) Ltd. ("BVR") for a purchase price of approximately $35,000.

G.	DISCONTINUED OPERATIONS

Fraser-Volpe LLC ("FV") is a U.S. Company held 55.5% by the Company through the Company's wholly-owned subsidiary. ITL and FV were acquired by the Company in the fourth quarter of 2010, as part of the acquisition of the Mikal group of companies (See Note 1(E)(2)), with the balance of ITL's shares being acquired in February 2011 (See Note 1(D)(1)).

Since the acquisition date, Company's management is committed to and still in process of selling its holdings in FV. Accordingly, FV was classified in the consolidated financial statements as held-for-sale, discontinued operations, in accordance with the criteria set in ASC 360-10-45-9, and the operating results and the cash flows for the years ended at December 31, 2011 and 2010 were classified as discontinued operations, in accordance with ASC 205-20, "Discontinued Operations".

During the third quarter of 2011, the Company recognized an impairment loss of approximately $16,000 on its holdings in FV, of which the non-controlling interest was approximately $6,500. Net loss recognized in the financial statements related to the above mentioned impairment was approximately $9,500.

As of December 31, 2011 and 2010, net assets related to FV amounted to $1,748 and $14,727, respectively, and are included in "Other Receivables and Prepaid Expenses" (See Note 4).

The results of operations and cash flows of the discontinued operations, for each of the years ended December 31, 2011 and 2010, were immaterial.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

A.	USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, warranty and contract loss accruals, legal contingencies, tax assets and tax liabilities, stock-based compensation costs, retirement and post-retirement benefits (including the actuarial assumptions), financial instruments with no observable market quotes, as well as in estimates used in applying the revenue recognition policy. Actual results may differ from estimated results.

B.	ADOPTION OF NEW ACCOUNTING POLICIES

On January 1, 2011, the Company adopted Accounting Standard Update ("ASU") 2009-13, an update to ASC 605-25, "Revenue Recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements for new or materially modified contracts entered into from January 1, 2011. The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) requires the use of the relative selling price method to allocate the entire arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. The adoption of the revised guidance has no material effect on the Company's results and is not expected to have a material effect in future periods.

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

For those foreign subsidiaries and investees whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates, and statement of income items are translated at average exchange rates prevailing during the year.  Resulting translation differences are recorded as a separate component of accumulated other comprehensive income in equity.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Elbit Systems and its wholly and majority-owned subsidiaries.

Intercompany transactions and balances, including profit from intercompany yet realized outside the Company, have been eliminated upon consolidation.

E.	BUSINESS COMBINATIONS

The Company applies ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquire at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	AVAILABLE-FOR-SALE MARKETABLE SECURITIES (Cont.)

Upon the adoption of the above mentioned new guidance, the Company reclassified a non-credit related amount of $7,086, net of tax of $1,772, for OTTI losses recognized in earning prior to January 1, 2010, as a cumulative effect adjustment that increased retained earnings and decreased OCI at January 1, 2010. During 2011, the Company realized its investment in debt-securities and the related OCI and deferred tax balances. The net effect of the realization of the securities on the Company's results was not material (See Note 9).

I.	INVENTORIES

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable.

Cost is determined as follows:
•	Raw materials using the average or FIFO cost method.
•	Work in progress:
•
Costs incurred on long-term contracts in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (See Note 2(V)).

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

Pre-contract costs are generally expenses, but can be deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific anticipated contract is probable according to the guidelines of ASC 605-35.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	INVESTMENT IN AFFILIATED COMPANIES, A PARTNERSHIP AND OTHER COMPANIES (Cont.)

A change in the Company’s proportionate share of an investee's equity, resulting from issuance of common or in-substance common shares by the investee to third parties, is recorded as a gain or loss in the consolidated income statements in accordance with ASC 323-10-40-1.

Investments in non-marketable equity securities of entities in which the Company does not have control or the ability to exercise significant influence over their operation and financial policies, are recorded at cost (generally when the Company holds less than 20% of the voting rights).

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g. budgets, business plans, financial statements, etc.). During 2011 and 2010, no material impairment was recognized.

K.	VARIABLE INTEREST ENTITIES

ASC 810-10, "Consolidation", provides a framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. According to ASC 810-10, the Company consolidate a VIE  when it has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. The determination about whether the Company should consolidate a VIE is evaluated continuously as changes to existing relationships or future transactions occur.

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

Also according to ASC 810, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent’s ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment clarifies that losses of partially owned consolidated subsidiaries shall continue to be allocated to the non-controlling interests even when their investment was already reduced to zero.

UAV Tactical Systems Ltd. (“U-TacS”) in the U.K. is considered to be a VIE. As Elbit Systems is the primary beneficiary and has both the power to direct its activities and absorb the majority of its loss or right to majority of its earnings based upon holding the majority voting rights in U-TacS (51%), U-TacS is consolidated in the Company’s financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	LONG-TERM RECEIVABLES

Long-term trade, unbilled and other receivables, with long-term payment terms, which are considered collectible, are recorded at their estimated present values (determined based on the market interest rates at the date of initial recognition).

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

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2-20
Instruments, machinery and equipment	3-33
Office furniture and other	4-33
Motor vehicles	12-33	(Mainly 15%)

(*)	Prepayments for operating lease and leasehold improvements are amortized generally over the term of the lease or the useful life of the assets, whichever is shorter.

O.	OTHER INTANGIBLE ASSETS

Other identifiable intangible assets mainly consist of purchased technology, customer relations and trademarks. These intangible assets are stated at cost net of accumulated amortization and impairments, and are amortized over their useful life using the straight-line method, or the accelerated method, which ever better reflects the applicable expected utilization pattern.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and finite-lived intangible assets are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment – Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets (or assets group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For each of the three years in the period ended December 31, 2011, no material impairment has been identified.

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

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2011, no material impairment losses have been identified.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	SEVERANCE PAY (Cont.)

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

Severance pay expenses for the years ended December 31, 2011, 2010 and 2009 amounted to approximately $50,018, $50,228 and $42,999, respectively.

S.	PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company accounts, for its obligations for pension and other postretirement benefits, in accordance with ASC 715, “Compensation – Retirement Benefits” (See Note 17).

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	REVENUE RECOGNITION (Cont.)

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	REVENUE RECOGNITION (Cont.)

In cases where the contract involves the delivery of products and performance of services, or other obligations such as buy-back (See Note 20(B)), the Company follows the guidelines specified in ASC 605-25, “Multiple-Element Arrangements” in order to allocate the contract consideration between the identified different elements (See Note 2(B)).

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation services, etc. Revenues from services were less than 10% of consolidated revenues in each of the years ended December 31, 2009, 2010 and 2011.

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

 Changes in the Company’s provision for warranty, which is included in other payables and accrued expenses in the Balance Sheet, are as follows:

	2011	2010
Balance, at January 1	$164,778	$126,783
Warranties issued during the year	62,771	69,213
Warranties related to acquisitions	-	19,015
Reduction due to warranties forfeited or paid during the year	(63,381)	(50,233)
Balance, at December 31	$164,168	$164,778

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company established reserves for uncertain tax positions based on the evaluation of whether or not the Company’s uncertain tax position is “more likely than not” to be sustained upon examination. The Company records interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	CONCENTRATION OF CREDIT RISKS (Cont.)

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

The Company entered into foreign exchange forward contracts, cross currency interest rate swaps and option strategies (together “derivative instruments”) intended to protect against the increase in the dollar equivalent value of forecasted non-dollar currency cash flows and interest as applicable. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency and interest rates exposures (See Note 2(AA)).

Y.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”, which requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative will be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized immediately in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included immediately in earnings in "Financial income (expenses), net", in each reporting period (See Note 24).

As part of its hedging strategy, the Company enters into forward exchange contracts in order to protect the Company from the risk that the eventual dollar cash flows from the sale to international customers and purchase of products from international vendors will be adversely affected by changes in exchange rates.

The Company also enters into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS. Such forward contracts on payroll expenses that were entered into in 2010 and thereafter are designated as cash flow hedges. For such contracts entered into prior to 2010, the Company elected not to follow the designation and documentation processes required to qualify for the hedge accounting method, and any gain or loss derived from such instruments is recognized immediately as "Financial income (expenses), net."

In connection with the issuance of the NIS 1.1 billion Series A Notes on the Tel Aviv Stock Exchange in 2010 (See Note 16), the Company entered into a ten-year cross-currency interest rate swap transaction with a notional principal of the NIS 1.1 billion to effectively hedge the effect of interest and exchange rate difference from NIS Series A Notes. The cross currency interest rate swap effectively converts the fixed interest rate of the debt to a floating interest rate. The terms of the swap agreement substantially match the terms of the debt. Under the terms of the swap agreement, the Company received interest payments semi-annually in NIS at an annual rate of 4.84% on the notional principal and pays interest semi-annually in U.S. Dollars at an annual weighted rate of 1.65% over the six-month LIBOR on the notional principal. The swap agreements are designated as a fair value hedge.  The gains and losses related to changes in the fair value of the interest rate swaps are included in interest expense and substantially offset changes in the fair value of the hedged portion of the underlying hedged Series A Notes.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The fair value of employee stock options is estimated at the grant date using a lattice-based option valuation model with the following weighted average assumptions:

	2011	2010	2009
Divided yield	2.23%	2.20%	2.31%
Expected volatility	31.59%	31.92%	39.37%
Risk-free interest rate	2.01%	1.56%	2.43%
Expected life	4 years	4 years	4 years
Forfeiture rate	0.56%	0.56%	0.56%
Suboptimal factor	1.75	1.75	1.75

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

AA.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of long-term loans is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

As of December 31, 2011, the fair value of the Series A Notes based on quoted market price of the Tel-Aviv Stock Exchange was approximately $264,931.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

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

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2010 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Debt securities:
Government bonds	$824	$-	$-
ARS and CDOs	-	-	7,179
Foreign currency derivatives and option contracts	-	19,100	-
Cross currency interest rate swap	-	20,377	-
Liabilities
Foreign currency derivative and option contracts	-	(8,219)	(51)
Total	$824	$31,258	$7,128

ELBIT SSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except share data)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

	Fair value measurement at December 31, 2011 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Debt securities:
Government bonds	$2,271	$-	$-
Foreign currency derivative and option contracts	-	14,755	-
Cross currency interest rate swap	-	8,877	-
Liabilities
Foreign currency derivative and option contracts	-	(25,954)	-
Total	$2,271	$(2,322)	$-

The following table present our assets measured at fair value on recurring basis using significant unobservable inputs (level 3) at December 31, 2011:

(Level 3)
Balance at December 31, 2010	$7,128
Net change in fair value included in other comprehensive income	(3,663)
Other-then-temporary impairment recognized in earnings	(3,465)
Balance at December 31, 2011	$-

AB.	BASIC AND DILUTED NET EARNINGS PER SHARE

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

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was 76,815, 23,041 and 22,599 for the years 2011, 2010 and 2009, respectively.

AC.	TREASURY SHARES

Elbit Systems’ shares held by Elbit Systems and its subsidiaries are presented at cost and deducted from shareholders’ equity.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AD.	IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

(1)
In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a non-financial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. The Company adopted ASU 2011-04 on January 1, 2012. The Company is currently evaluating ASU 2011-04 and has not yet determined the impact that adoption will have on its 2012 consolidated financial statements.

(2)
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income", which is effective for annual reporting periods beginning after December 15, 2011. Accordingly, the Company adopted ASU 2011-05 on January 1, 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The adoption of ASU 2011-05 is not expected to have a material impact on the Company's financial position or results of operations.

(3)
In December 2010, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment". ASU 2011-08 gives companies the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a company concludes that this is the case, it must perform the two-step test. Otherwise, a company may skip the two-step test. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 is not expected to have a material impact on the Company's financial position or results of operations.

AE.	RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 3 -           TRADE AND UNBILLED RECEIVABLES, NET

	December 31,
	2011	2010
Receivables (1)	$456,479	$505,441
Unbilled receivables	219,906	208,138
Less – allowance for doubtful accounts	(6,861)	(11,215)
	$669,524	$702,364

(1)Includes affiliated companies	$20,030	$19,308

Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable related to claims are items that the Company believes are earned, but are subject to uncertainty concerning determination of their ultimate realization. Such amounts were not material as of the balance sheet date. Accounts receivables and unbilled receivables, other than those detailed under Note 7, are expected to be billed and collected during 2012.

Short and long-term trade and unbilled receivables include receivables from IMOD in the amount of $404,104 and $320,899, as of December 31, 2011 and 2010, respectively.

As for long-term trade and unbilled receivables – see Note 7.

Note 4 -          OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2011	2010
Deferred income taxes, net	$35,263	$29,263
Prepaid expenses	37,504	36,564
Government institutions	72,266	40,154
Derivative instruments	20,520	28,571
Held for sale investment (*)	1,748	14,727
Other	12,723	16,845
	$180,024	$166,124

(*)	See Note 1(G).

Note 5 -          INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2011	2010
Cost incurred on long-term contracts in progress	$866,325	$763,791
Raw materials	110,528	82,236
Advances to suppliers and subcontractors	47,168	50,839
	1,024,021	896,866
Less -
Cost incurred on contracts in progress deducted from customer advances	38,048	55,957
Advances received from customers (*)	150,195	101,231
Provision for losses on long-term contracts	74,509	74,408
	$761,269	$665,270

(*) The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (See Note 14).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A.	Investments in affiliated companies:

	December 31,
	2011	2010
Companies accounted for under the equity method	$105,914	$86,069
Companies accounted for on a cost basis	4,245	3,745
	$110,159	$89,814

B.	Investments in companies accounted for under the equity method:

	December 31,
	2011	2010
SCD (1)	$63,854	$58,815
VSI (2)	8,154	4,181
Opgal (3)	14,626	13,000
Netcity (4)	10,418	2,697
Other	8,862	7,376
	$105,914	$86,069

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

(4)
Netcity is a Romanian company held 40% by the Company. During 2011, the Company invested in Netcity approximately $8,100, in addition to $2,700 that were invested in 2010. Netcity is a constructor of fiber-telecommunication networks in Romania.

(5)	Equity in net earnings of affiliated companies is as follows:

	Year ended December 31,
	2011	2010	2009
SCD	$5,807	$11,470	$12,603
VSI	8,454	6,265	4,942
Other	1,116	1,061	1,747
	$15,377	$18,796	$19,292

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (Cont.)

B.	Investments in companies accounted for under the equity method (Cont.)

(6)	The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,
	2011	2010
Current assets	$272,274	$278,141
Non-current assets	67,151	69,507
Total assets	$339,425	$347,648

Current liabilities	$158,548	$186,555
Non-current liabilities	24,809	34,688
Shareholders’ equity	156,068	126,405
	$339,425	$347,648

Income Statement Information:

	Year ended December 31,
	2011	2010	2009
Revenues	$402,438	$476,286	$361,283
Gross profit	$117,222	$137,228	$110,699
Net income	$38,131	$36,728	$31,489

(7)	See Note 20(E) for guarantees.

Note 7 -           LONG-TERM TRADE AND UNBILLED RECEIVABLES

	December 31,
	2011	2010
Receivables	$5,303	$16,211
Unbilled receivables	157,459	74,132
	$162,762	$90,343

The majority of the long-term unbilled receivables are expected to be billed and collected during 2013 – 2015.

Note 8 -           LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2011	2010
Restricted deposits with banks (1)	$2,271	$25,032
Hedging receivables related to Series A Notes (See Note 16)	3,112	10,907
Deposit with banks and other long-term receivables (2)	6,832	8,462
	$12,215	$44,401

(1)	Restricted deposits in respect of an issued bank guarantee.
(2)	Includes long-term balances of non-qualified deferred compensation plan structured under Section 409A in the amount of $5,427 and $5,604 as of December 31, 2011 and 2010, respectively (See Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 9 -      AVAILABLE-FOR-SALE MARKETABLE SECURITIES

As of December 31, 2010, the estimated fair market value of the Company's investment in Auction Rate Securities (ARS) and in collateral debt obligations ("CDOs"), amounted to $7,179. In the fourth quarter of 2011, the Company sold its investment in the ARS and CDOs for consideration of $9,400 and as a result recorded a net loss of approximately $300, including $3,441 of realized losses, previously recorded to other comprehensive income.

Note 10 -    PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2011	2010
Cost (1):
Land, buildings and leasehold improvements (2)	$361,246	$351,748
Instruments, machinery and equipment (3)	629,290	583,535
Office furniture and other	76,939	72,995
Motor vehicles and airplanes	131,106	104,551
	1,198,581	1,112,829
Accumulated depreciation	(680,973)	(608,978)
Depreciated cost	$517,608	$503,851

Depreciation expenses for the years ended December 31, 2011, 2010 and 2009 amounted to $93,666, $84,412 and $82,497, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $29,367 and $29,084 as of December 31, 2011 and 2010, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company (in square feet):

	Israel (a)	U.S. (b)	Other Countries (c)
Owned	2,193,000	713,000	1,063,000
Leased	2,024,000	618,000	300,000

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

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Brazil, Australia and Asia.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $173,649 and $167,248 as of December 31, 2011 and 2010, respectively.

As for pledges of assets – see Note 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 11 -        GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Composition:

	Weighted average
	useful lives	December 31,
Identifiable intangible assets		2011	2010
Original cost:
Technology (1)	12	$254,668	$248,868
Customer relations (2)	6	201,346	200,336
Trade marks and other (3)	14	64,872	64,442
		520,886	513,646
Accumulated amortization:
Technology		120,988	98,814
Customer relations		115,284	86,166
Trademarks and other		20,868	15,073
		257,140	200,053
Amortized cost		$263,746	$313,593

(1)	The technology acquired consists of the following major items:
During 2011, the Company invested $3,800 in technology related to cyber security and warfare, following the acquisition of C4 (see Note 1(D)(4)). During 2010, the Company invested $13,800 in aerospace technology related to the M7 acquisition (See Note 1(E)(4)) and $28,200 in armored vehicles electro-optics technologies related to the acquisition of Soltam, ITL and Saymar (See Note 1(E)(2)). During 2009, the Company invested $7,400 in technology related to simulation and debriefing systems and $8,200 in technology for broadband communications (See Note 1(F)). An amount of $70,300 was allocated to technology related to communication equipment and C4ISR, in connection with the acquisition of Tadiran's shares in 2005 - 2007.
(2)	Includes mainly customer relations resulting from the acquisition of Tadiran ($137,300) and FTL ($9,000) in 2007.
(3)
Includes trademarks in the amount of $8,000 acquired in the merger with Elop in 2000, and an amount of $33,200 that was allocated to trademarks resulting mainly from the acquisition of Tadiran in 2005 – 2007.

B.	Amortization expenses amounted to $56,952, $47,729 and $42,601 for the years ended December 31, 2011, 2010 and 2009, respectively.

C.	The estimated aggregate amortization expense for each of the five succeeding fiscal years:

2012	$49,620
2013	46,117
2014	43,688
2015	37,099
2016	28,043
2017 and after	59,181

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 11 -        GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

D.	Changes in goodwill, during 2011 are as follows:

2011
Balance, at January 1, (1)	$486,046
Adjustment in respect of previous acquisitions (2)	994
Net translation differences (3)	(725)

Goodwill acquired during the year:
Elite	5,384
C4 Security	7,627
Balance, at December 31,	$499,326

(1)	Including an adjustment of approximately $3000 related to a 2010 acquisition.
(2)	In 2011, the Company adjusted provisions related to an acquisition made during 2010.
(3)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

Note 12 -        SHORT-TERM BANK CREDIT AND LOANS

		December 31,
	Interest %	2011	2010
Short-term loans	2.5-7.45%	$158	$10,537
Short-term bank credit	0-6.23%	2,840	4,578
		$2,998	$15,115
Weighted average interest rate	2.40%

Note 13 -        OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2011	2010
Payroll and related expenses	$143,805	$141,965
Provision for vacation pay	43,401	44,876
Provision for income tax, net of advances	26,858	12,292
Other income tax liabilities	36,707	28,095
Value added tax (“VAT”) payable	15,202	7,295
Provisions for royalties	31,549	32,217
Provision for warranty	164,168	164,778
Derivative instruments	25,954	8,366
Provision for losses on long-term contracts(1)	109,171	61,663
Other (2)	147,051	146,574
	$743,866	$648,121

(1)	Includes a provision of $43,900 related to the cessation of a program with a foreign customer (See Note 1(C)).

(2)
Other, primarily includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g., damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 14 -	CUSTOMER ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2011	2010
Advances received	$750,161	$637,070
Less -
Advances presented under long-term liabilities	154,696	177,191
Advances deducted from inventories	150,195	101,231
	445,270	358,648
Less -
Costs incurred on contracts in progress (See Note 5)	38,048	55,957
	$407,222	$302,691
As for guarantees and liens, See Notes 20(E), 20(G) and 20(I).

Note 15 -        LONG-TERM LOANS, NET OF CURRENT MATURITIES

			Years of	December 31,
	Currency	Interest %	maturity	2011	2010
Long-term bank loans(*)	U.S. dollars	Libor + 1.25-3.20%	mainly 2-3	$369,564	$276,702
	Other	Libor + 1.65-4%	mainly 1-3	30,144	20,694
Other long-term loans	NIS	Prime + 1.5%	3	-	2,873
	Other	Libor + 1.7-4%	mainly 1-3	562	1,289
				400,270	301,558
Less: current maturities				98,015	9,519
				$302,255	$292,039

(*) For covenants see Note 20(F).

As of December 31, 2011 the LIBOR annual rate:
For long-term loans denominated in U.S. dollars was 0.27%-0.38%.
For long-term loans denominated in GBP was 1.08%.

The maturities of these loans for periods after December 31, 2011 are as follows:

2012 – current maturities	$98,015
2013	199,561
2014	92,871
2015	9,481
2016	229
2017 and after	113
$400,270

In order to secure liabilities to banks as well as guarantees to customers and performance guarantees, a subsidiary granted first priority liens and/or floating liens on all of its property and assets with no limitation as to amount, and specific liens on its short-term investments (See Note 20(E)).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 16 -        SERIES A NOTES, NET OF CURRENT MATURITIES

December 31, 2011
Series A Notes	$259,094
Less – Current maturities	(29,612)
Carrying amount adjustments on Series A Notes(*)	7,412
Discount on Series A Notes	(1,575)
$235,319

(*) As a result of fair value hedge accounting, described below, and in Notes 2(Y) and 2(AA). The carrying value of the Series A Notes is adjusted for changes in the interest rates.

In June 2010, the Company issued Series A Notes in the aggregate principal amount of NIS 1.1 billion (approximately $283,000), payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020 (the first interest payment was made on December 30, 2010, and the last interest payment will be made on June 30, 2020). During 2011, the Company recorded $5,640 as interest expenses. Debt issuance costs were approximately $2,530, of which $2,164 was allocated to the Series A Notes discount, and $366 was allocated to deferred issuance costs and are amortized as financial expense over the term of the Series A Notes due in 2020. As of December 31, 2011, amortization of discount and deferred financing costs amounted to $422.

The Series A Notes (principal and interest) are not linked to any currency or index. The Series A Notes are unsecured, non convertible and do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future. There are no covenants on the Series A Notes. The Series A Notes are listed for trading on the Tel-Aviv Stock Exchange.

The Company also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes. Under the cross currency interest rate swaps, the Company will receive fixed NIS at a rate of 4.84% on NIS 1.1 billion and pay floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. Both the debt and the swap instruments will pay semi-annual coupons on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2011) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

Future principal payments for the Series A Notes are as follows:

December 31, 2011
2012 (current maturities)	$29,612
2013	29,612
2014	29,612
2015	29,612
2016	29,612
2017 and after	111,034

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 -	BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, Telefunken and a European subsidiary sponsor benefit plans for their employees in the U.S., Germany and Belgium, respectively, as follows:

Defined Benefit Retirement Plan based on Employer’s Contributions

a)
ESA has three defined benefit pension plans (the “Plans”) which cover the employees of ESA's subsidiaries EFW and Kollsman. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law.  Pension fund assets of the Plans are invested primarily in stock, bonds and cash through a financial institution, as the investment manager of the Plans’ assets. Pension expense is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employee. The measurement date for the EFW and Kollsman benefit obligation is December 31.

Participation in ESA's qualified defined benefit plans was frozen as of January 1, 2010 for non-represented employees. Current participants will continue to accrue benefits; however no new non-represented employees will be allowed to enter the plan.

b)
Telefunken Radio Communication Systems GmbH & Co. (“Telefunken”), a wholly-owned German subsidiary, has mainly one defined benefit pension plan (the “P3-plan”) which covers all employees. The P3-plan provides for yearly cash balance credits equal to a percentage of a participant’s compensation, which accumulate together with the respective interest credits on the employee’s cash balance accounts. In case of an insured event (retirement, death or disability) the benefits can be paid as a lump sum, in installments or as a life-long annuity. The P3-plan is an unfunded plan.

c)	A wholly-owned European subsidiary in Belgium has a defined benefit pension plan, which is divided into two categories:
1)
Normal retirement benefit plan, with eligibility at age 65. The lump sum is based on employee contributions of 2% of the final pensionable salary up to a certain breakpoint, plus 6% exceeding the breakpoint at a maximum of 5% of pensionable salary, and the employer contributions, with a maximum of 40 years. The vested benefit is equal to the retirement benefit calculated with the pensionable salary and pensionable service observed at the date of leaving service.

2)	Pre-retirement death benefit to employees.

The plan is funded and includes profit sharing.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2011 and 2010:

	December 31,
Changes in benefit obligation:	2011	2010
Benefit obligation at beginning of year	$119,983	$103,134
Service cost	8,058	7,031
Interest cost	6,362	5,858
Exchange rate differences	(508)	(1,023)
Actuarial losses	21,459	7,374
Benefits paid	(2,257)	(2,391)
Benefit obligation at end of year	$153,097	$119,983
Changes in the Plans 'Assets:
Fair value of Plans' assets at beginning of year	69,493	62,790
Actual return on Plans' assets (net of expenses)	(785)	6,326
Employer contribution	15,266	2,679
Benefits paid	(2,194)	(2,302)
Fair value of Plans' assets at end of year	$81,780	$69,493
Accrued benefit cost, end of year:
Funded status	(71,317)	(50,490)
Unrecognized net actuarial loss	60,650	34,972
Unrecognized prior service cost	584	680
	$(10,083)	$(14,838)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(85)	(39)
Accrued benefit liability, non-current	(71,232)	(50,451)
Accumulated other comprehensive income, pre-tax	61,234	35,652
Net amount recognized	$(10,083)	$(14,838)

	Year ended December 31,
	2011	2010	2009
Components of the Plans' net periodic pension cost:
Service cost	$8,205	$7,031	$6,694
Interest cost	6,361	5,858	5,427
Expected return on Plans' assets	(5,512)	(4,914)	(3,915)
Amortization of prior service cost	104	95	97
Amortization of transition amount	(147)	(130)	(120)
Amortization of net actuarial loss	1,988	1,769	2,282
Total net periodic benefit cost	$10,999	$9,709	$10,465
Additional information
Accumulated benefit obligation	$144,682	$112,643	$95,877

	December 31,
Weighted average assumptions:	2011	2010
Discount rate as of December 31	4.4%	5.4%
Expected long-term rate of return on Plans' assets	7.3%	7.3%
Rate of compensation increase	2.4%	2.7%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

Asset Allocation by Category as of December 31:

	2011	2010
Asset Category
Equity Securities	56.8%	58.1%
Debt Securities	36.1%	33.6%
Other	7.1%	8.3%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2011	2010
Asset Category
Equity Securities	56.0%	60.0%
Debt Securities	41.2%	37.0%
Other	2.8%	3.0%
Total	100.0%	100.0%

The fair value of the asset values by category at December 31, 2011 is as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Cash	$126	$126	$-	$-
Cash Equivalents:
Money Market Funds (a)	5,660	-	5,660	-
Fixed Income Securities:
U.S. Treasuries	9,075	3,841	5,234	-
Corporate Bonds	1,160	1,160	-	-
Mutual Funds (b)	19,299	19,299	-	-
Equity Securities:
U.S. Companies (c)	14,363	14,363	-	-
International Companies (d)	2,916	2,916	-	-
Mutual Funds (e)	27,015	27,015	-	-
Real Estate	2,166	1,572	594	-
Total	$81,780	$70,292	$11,488	$-

(a) This category includes highly liquid daily traded cash-like vehicles.
(b) This category invests in highly liquid diverse mutual funds representing a diverse offering of debt issuance.
(c) This category represents common stocks that are traded on major exchanges.
(d) This change represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or ADRs.
(e) This category represents highly liquid diverse equity mutual funds of varying asset classes and styles.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 -    BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2011 Plan year have been satisfied as of December 31, 2011. Benefit payments over the next five years are expected to be $3,470 in 2012; $4,085 in 2013, $4,620 in 2014, $5,216 in 2015 and $5,833 in 2016.

Retiree Medical Plan

Effective January 1, 2003, ESA commenced offering retiree medical benefits to a limited number of retirees at EFW.

The measurement date for ESA benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2011 and 2010:

	December 31	December 31
	2011	2010
Change in Benefit Obligation:
Benefit obligation at beginning of period	$2,914	$2,419
Service cost	252	208
Interest cost	152	138
Actuarial (gain) loss	(63)	216
Employee contribution	19	21
Benefits paid	(129)	(88)
Benefit obligation at end of period	$3,145	$2,914

Change in Plan Assets:
Fair value of plan assets at beginning of period	$-	$-
Employer contribution	110	67
Employee contribution	19	21
Benefits paid	(129)	(88)
Fair value of plan assets at end of period	$-	$-

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

	Year ended December 31,
	2011	2010
Accrued benefit cost, end of period:
Funded status	$(3,145)	$(2,914)
Unrecognized net actuarial loss	455	540
Unrecognized prior service cost	-	74
Accrued benefit cost, end of period	$(2,690)	$(2,300)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(111)	$(122)
Accrued benefit liability, non-current	(3,034)	(2,792)
Accumulated other comprehensive loss, pretax	455	614
Net amount recognized	$(2,690)	$(2,300)

Components of net periodic pension cost (for period):
Service cost	$253	$208
Interest cost	152	138
Amortization of prior service cost	74	150
Amortization of net actuarial loss	21	7
Total net periodic benefit cost	$500	$503
Assumptions as of end of period:
Discount rate	3.78%	5.32%
Health care cost trend rate assumed for next year	8.50%	8.00%
Ultimate health care cost trend rate	5.00%	5.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2011 is as follows:

	1% increase	1% decrease
Net periodic benefit cost	$48	$(42)
Benefit obligation	$281	$(250)

Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $4,436, $3,896 and $3,577 for the years ended December 31, 2011, 2010 and 2009, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

Non-Qualified Defined Contribution Plan

In 2007, ESA implemented two new benefit plans for the executives of the organization.  The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary and bonus or any amount below that to the 409(A) plan.  ESA provides a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation.  The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across three ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions transferred into the plan totaled $441 in 2011, and the total ESA contribution to the plan was $100 for 2011. The cash and cash surrender value of these life insurance policies at December 31, 2011 was $3,566. The total liability related to the 409(A) plan was $3,401 at December 31, 2011.

The second plan implemented is a non-qualified, defined benefit plan for the top three executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement.  The plan is funded with several life insurance policies.  They are not segregated into a trust or otherwise effectively restricted.  These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets.  The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $1,861 at December 31, 2011. Related liability for the pension payments is $2,731 at December 31, 2011. As of December 31, 2011, all executives had partially vested balances in the plan.

Note 18 -        TAXES ON INCOME

A.	APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates
Corporate tax rates in Israel were 26% in 2009, 25% in 2010 and 24% in 2011.

In December 2011 the Knesset passed the Law for the Tax Burden Reform (Amended Legislation) – 2011 (“the Tax Burden Reform”) which, among other things, repealed the gradual reduction in the corporate tax and capital gains rate passed in July 2009, as part of the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribed, among other things, a gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%. Following the enactment of the Tax Burden Reform the corporate tax and capital gains rate for 2012 and thereafter is 25%.

The net effect of the Tax Burden Reform on the deferred tax balances of the Company was recognized in the period of enactment (fourth quarter of 2011). The implementation of the Tax Burden Reform by the Company and its Israeli subsidiaries did not have material net effect on the Company’s 2011 results.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

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

(4)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959:
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

An Amendment to the Law from 2005 defines the "Privileged Enterprise" status rather than the previous terminology of "Approved Enterprise" and limits the scope of enterprises which may qualify for "Privileged Enterprise" status by setting criteria such as that at least 25% of the Privileged Enterprise program's income be derived from exports. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require an Investment Center approval in order to qualify for tax benefits. Similar criteria have been set for the “Preferred Enterprise” status which was added in an Amendment to the Law in 2011.  Companies are not required to receive an Investment Center approval in order to qualify for the tax benefits under the Preferred Enterprise status, however, companies which are under an Approved Enterprise or Privileged Enterprise program must waive their former benefits to elect the Preferred Enterprise benefits.

Tax-exempt income generated by the Company’s and certain of its Israeli subsidiaries’ Approved Enterprises will be subject to tax upon dividend distribution, tax-exempt income generated by the Company’s and certain of its Israeli subsidiaries’ Privileged Enterprise programs will be subject to tax upon dividend distribution or complete liquidation. Income generated under a Preferred Enterprise is not subject to additional taxation upon distribution or complete liquidation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

A.	APPLICABLE TAX LAWS (Cont.)

The entitlement to the above benefits is subject to the companies' fulfilling the conditions specified in the Law, regulations promulgated there under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens – see Note 20(J)). As of December 31, 2011, the Company’s management believes that the Company and its Israeli subsidiaries have met all conditions of the Law and letters of approval.

As of December 31, 2011, the tax benefits for the Company’s Approved Enterprise and Privileged Enterprise existing programs will expire within the period of 2012 to 2018.

As of December 31, 2011, retained earnings of the Company included approximately 529,129 in tax-exempt profits earned by the company's "Approved Enterprises" and “Privileged Enterprises”. If the retained tax-exempt income is distributed, with respect to the “Approved Enterprises” and the "Privileged Enterprises", it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently - 25%), and an income tax liability would be incurred of approximately $132,282 as of December 31, 2011.

The companies' boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on exempt income attributable to the companies’ “Approved Enterprises” and “Privileged Enterprise”, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the “Approved Enterprise” and “Privileged Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

Since the Company and its Israeli subsidiaries are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the Law and is taxed at the regular tax rates, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

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

B.	NON – ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

C.	INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31,
	2011	2010	2009
Income before taxes on income:
Domestic	$95,226	$160,749	$186,444
Foreign	8,778	38,612	60,886
	$104,004	$199,361	$247,330

D.	TAXES ON INCOME FROM CONTINUING OPERATIONS

	Year ended December 31,
	2011	2010	2009
Taxes on income:
Current taxes:
Domestic	$13,896	$26,842	$30,006
Foreign	1,328	16,616	15,350
	15,224	43,458	45,356
Adjustment for previous years:
Domestic	2,009	(3,889)	(6,491)
Foreign	(2,308)	1,885	91
	(299)	(2,004)	(6,400)
Deferred income taxes:
Domestic	(2,861)	(10,303)	(3,763)
Foreign	1,560	(7,114)	2,916
	(1,301)	(17,417)	(847)
	$13,624	$24,037	$38,109

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

E.	UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010
Balance at the beginning of the year	$48,791	$33,348
Additions related to interest	405	1,801
Additions based on tax positions taken during a prior period	5,336	6,022
Reduction related to tax positions taken during a prior period	(3,746)	(4,252)
Reductions related to settlement of tax matters	(4,684)	(1,508)
Additions based on tax positions taken during the current period	8,305	6,862
Reduction related to a lapse of applicable statute of limitation	(1,224)	-
Additions related to acquisitions	-	6,518
Balance at the end of the year	$53,183	$48,791

At December 31, 2011 and 2010, the Company had a liability for unrecognized tax benefits of $53,183 and $48,791, respectively, including an accrual of $5,916 and $4,588 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2011, Elbit Systems and its subsidiaries were subject to examination by various tax authorities in jurisdictions such as Israel, the United States and various countries in Europe.

During 2011 and 2010, the Company settled certain income tax matters in Israel and the United States covering multiple years. As a result of the settlement of the tax matters, the Company recorded a reduction in “other income tax liabilities” of $4,684 and $1,508, respectively, related to settlement of tax matters of which income of $0 and $800, respectively, were recorded in the statements of income in “taxes on income.”

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. As a result of ongoing examinations, tax proceedings in certain countries, and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2011, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

F.	DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

		Deferred (1) Tax Asset (Liability)
	Total	Current	Non-current
As of December 31, 2011
Deferred tax assets:
Reserves and allowances	$20,650	$15,939	$4,711
Inventory allowances	6,328	6,328	-
Property, plant and equipment	2,421	1,087	1,334
Other assets	22,415	10,242	12,173
Net operating loss carry forwards	20,881	1,667	19,214
	72,695	35,263	37,432
Valuation allowance	(1,302)	-	(1,302)
Net deferred tax assets	71,393	35,263	36,130

Deferred tax liabilities:
Intangible assets	(40,386)	-	(40,386)
Property, plant and equipment	(16,024)	-	(16,024)
Reserves and allowances	24,419	-	24,419
	(31,991)	-	(31,991)
Net deferred tax assets	$39,402	$35,263	$4,139

As of December 31, 2010
Deferred tax assets:
Reserves and allowances	$26,992	$19,776	$7,216
Inventory allowances	4,251	4,251	-
Property, plant and equipment	4,858	1,187	3,671
Other	4,530	2,116	2,414
Net operating loss carry forwards	18,684	2,093	16,591
	59,315	29,423	29,892
Valuation allowance	(160)	(160)	-
Net deferred tax assets	59,155	29,263	29,892

Deferred tax liabilities:
Intangible assets	(48,610)	-	(48,610)
Property, plant and equipment	(12,463)	-	(12,463)
Reserves and allowances	25,833	-	25,833
	(35,240)	-	(35,240)
Net deferred tax assets (liabilities)	$23,915	$29,263	$(5,348)

(1) The current deferred tax asset is included in other receivables and prepaid expenses.
(2) The non-current deferred tax asset is included in deferred income taxes, net.
(3) The non-current deferred tax liability is included in deferred income and tax liabilities, net.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except share data)

Note 18 -        TAXES ON INCOME (Cont.)

G.
As of December 31, 2011, Elbit Systems’ Israeli subsidiaries had estimated total available carry forward tax losses of approximately $89,323, and its non-Israeli subsidiaries had estimated available carry forward tax losses of approximately $26,066.

H.	Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate, is as follows:

	Year ended December 31,
	2011	2010	2009
Income before taxes as reported in the consolidated statements of income	$104,004	$199,361	$247,330
Statutory tax rate	24%	25%	26%
Theoretical tax expense	$24,961	$49,840	$64,306
Tax benefit arising from reduced rate as an “Approved and Privileged Enterprise” and other tax benefits (*)	(11,451)	(20,528)	(31,712)
Tax adjustment in respect of different tax rates for foreign subsidiaries	2,721	5,382	5,663
Changes in carry-forward losses and valuation allowance	(125)	(8,066)	(1,506)
Increase in taxes resulting from non-deductible expenses	1,105	3,020	3,133
Difference in basis of measurement for financial reporting and tax return purposes	(2,375)	(3,370)	4,124
Taxes in respect of prior years (**)	(274)	(2,003)	(6,400)
Other differences, net	(938)	(238)	501
Actual tax expenses	$13,624	$24,037	$38,109
Effective tax rate	13.10%	12.06%	15.4%
(*) Net earnings per share – amounts of the benefit resulting from the Approved and Privileged Enterprises
Basic	$0.27	$0.48	$0.75
Diluted	$0.27	$0.47	$0.74

(**) Taxes in respect of prior years:

During 2009, the Company reduced its tax liabilities in an amount of $6,300, mainly as a result of the finalization by the Israeli Tax Authorities of tax assessment for some of the Company's subsidiaries in Israel.

I.	Final tax assessments have been received by the Company up to and including the tax year ended December 31, 2005 and by certain subsidiaries, for the years 2002 - 2007.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 19 -        DERIVATIVE FINANCIAL INSTRUMENTS

A.
Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, respectively, the fair value of the Company's outstanding derivative instruments as of December 31, 2011 and December 31, 2010 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Derivatives designated as hedging instruments
Foreign exchange contracts	$9,908	$16,897	$23,914	$5,509
Cross-currency interest rate swaps	8,877	20,377	-	-
	18,785	37,274	23,914	5,509
Derivatives not designated as hedging instruments
Foreign exchange contracts	4,847	2,044	1,363	2,710
Options exchange contracts	-	159	677	51
	$4,847	$2,203	$2,040	$2,761

(*)	Presented as part of other assets.
(**)	Presented as part of other payables.

B.
The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2011 and December 31, 2010 is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Derivatives designated as hedging instruments
Foreign exchange contracts	$(13,914)	$20,002	$7,438	$-	$585	$-
Other	-	-	-	10,115	-	2,034
	$(13,914)	$20,002	$7,438	$10,115	$585	$2,034
Derivatives not designated as hedging instruments
Foreign exchange Contracts	$-	$-	$-	$-	$461	$751

(*)	Presented as part of revenues/cost of sales
(**)	Presented as part of financial expenses

C.
The net effect of the cross-currency swaps was approximately $11,000 of losses, of which approximately $19,500 was offset against exchange rate difference, related to Series A Notes and approximately $8,500 was offset against interest expenses.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 19 -        DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

D.	The notional amounts of outstanding foreign exchange forward contracts at December 31, 2011 and December 31, 2010, is summarized below:

	Forward contracts
	Buy		Sell
	December 31,		December 31,
	2011	2010	2011	2010
Euro	$57,022	$16,076	$154,251	$240,830
GBP	30,868	20,475	45,095	85,980
NIS	654,105	114,284	-	-
Other	14,073	30,412	34,120	54,572
	$756,068	$181,247	$233,466	$381,382

Note 20 -	COMMITMENTS AND CONTINGENT LIABILITIES

A.	ROYALTY COMMITMENTS

Elbit Systems and certain Israeli subsidiaries partially finance their research and development expenditures under grant programs sponsored by the OCS for the support of research and development activities conducted in Israel. At the time the grants were received from the OCS, successful development of the related projects was not assured.

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

Royalties expenses amounted to $2,524, $3,012 and $5,317 in 2011, 2010 and 2009, respectively.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 -	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

B.	COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS (Cont.)

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

At December 31, 2011, the Company had outstanding buy-back obligations totaling approximately $691,000 that extend through 2020.

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

(2)
In April 2011, the Company filed a lawsuit in the High Court of Justice of the United Kingdom against the Government of Georgia (the “Georgian Government”) in an amount of approximately $100,000 as a result of the Georgian Government’s failure to pay amounts due to the Company in connection with deliverable items under several contracts signed in 2007. In December 2011, the Company and the Georgian Government signed a settlement agreement.  Under the settlement agreement the Company agreed to a full release of these claims in consideration for payment of approximately $35,000 by the Georgian Government as well as the return to the Company of certain equipment and sub-systems that were supplied in the past by the Company. During December 2011, the Company received $32,000 of the settlement amount and the balance is expected to be received during 2012. Subject to fulfillment of the settlement agreement, this matter will be brought to a close without having a material effect on the Company's financial results.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	LEGAL CLAIMS (Cont.)

(3)
In December 2009, a claim in the amount of approximately $10,000 was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (“Pinpoint”) and four of its founders against two of the Company’s Israeli subsidiaries, Elbit Systems Holdings (1997) Ltd. and Kinetics, as well as against one of its officers, Jacob Gadot. Pinpoint is a special purpose acquisition company that was in negotiations with the Company and other Kinetics’ shareholders regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that the Company’s decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. The Company believes there is no merit to the allegations made in the claim and have responded accordingly to the Court. In March 2010, the Court requested the parties to attempt mediation, which was unsuccessful. The claim is in the preliminary proceedings stage.

(4)
In May 2009, Elbit Systems filed a claim in the U.S. District Court for the Southern District of Illinois against Credit Suisse Group (“CSG”). The complaint seeks to recover approximately $16,000 that Elbit Systems believes was fraudulently obtained by CSG and by its subsidiary Credit Suisse Securities (USA) from Tadiran Communications Ltd. (“Tadiran Communications”) in 2007 in connection with auction rate securities purchased by Tadiran Communications through CSG. In 2008, Tadiran Communication was merged into Elbit Systems, and Tadiran Communications’ activities are currently performed as part of Elbit Systems’ wholly-owned Israeli subsidiary ELSC. CSG filed a motion to dismiss the claim based on a release signed by Tadiran Communications in 2007. In December 2009, the case was moved to U.S. District Court for the Southern District of New York (the “Federal NY Court”). In July 2010, the Federal NY Court ordered the parties to continue discovery regarding the release and ruled that the meaning and scope of the release would be decided in a hearing on summary judgment rather than on a motion to dismiss. In February 2012, the Federal NY Court ruled in Elbit Systems’ favor on the summary judgment, and the case is proceeding to the discovery stage.

(5)
Between 2007 and January 2010, various claims were filed in the Federal NY Court and the Supreme Court of the State of New York, County of New York (“New York State Court”) by certain minority security holders of ImageSat International N.V. (“ImageSat”) against ImageSat, Israel Aerospace Industries Ltd. (“IAI”), Elbit Systems, Elbit Systems Electro-Optics Elop Ltd. (“Elop”) and certain current and former officers and directors of ImageSat. The former directors include, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (currently Elbit Systems’ Board Chairman, Chief Executive Officer and Chief Financial Officer, respectively), who at various times in the past served as Elop’s nominee to ImageSat’s board of directors. ImageSat’s largest shareholder is IAI, holding approximately 46% of ImageSat’s issued share capital. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. The claims contained various allegations that the defendants breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	LEGAL CLAIMS (Cont.)

The claims alleged various causes of action and damages aggregating hundreds of millions of dollars, not all of which were alleged against Elbit Systems, Elop and/or each of the individual defendants. All of the above-mentioned claims have been either discontinued by the plaintiffs, or dismissed by the Federal NY Court and the New York State Court (and applicable appellate courts) on the grounds of forum non-convenient, except for one remaining proceeding in the New York State Court by certain of the plaintiffs, claiming a breach of the Security Holders Agreement between various security holders of ImageSat, including Elop, based on an alleged failure to appoint independent directors to the ImageSat board of directors. Elbit Systems and Elop believe such claim is baseless and have filed corresponding responses to the New York State Court.

In April 2010, Elbit Systems and Elop were served with an Application to Approve a Derivative Action (the “Application”) filed in the District Court of Petach Tikva, Israel, by certain minority shareholders of ImageSat. The Application names a number of respondents, including among others, ImageSat, IAI, Elop, Elbit Systems and several former directors of ImageSat, including, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (Elbit Systems, Elop and the above-named former directors are referred to as the “Elbit Defendants”). The Application requested the Court to approve the filing of a derivative action on behalf of ImageSat for alleged breaches by some of the respondents of the applicants’ rights as minority shareholders in ImageSat. The nature of the allegations was substantially similar to those previously made by the applicants in various claims referred to above made in federal and state courts in New York. In July 2010, the Elbit Defendants filed motions to dismiss the Application on various grounds relating both to Netherland Antilles and Israeli law. In May 2011, the Court granted the motions to dismiss the Application (the “Ruling”), and in June 2011 the Applicants filed a Notice of Appeal of the Court’s ruling with the Supreme Court.  A hearing is scheduled for November 2012. The Elbit Defendants believe that there is no merit to the allegations made against them in this matter.

In January 2012, a group of minority shareholders of ImageSat (the “Petitioners”), provided ImageSat with a letter of notice, according to which the Petitioners intend to file a petition before the Joint Court of Justice of Aruba, Curacao, Saint Maarten and of Bonaire, St. Eustatia, and Saba (the “Joint Court”) to make inquiry as to the policy and course of affairs at ImageSat and for other remedies authorized under the Civil Code of Curacao (the “Letter of Notice”). Although the Letter of Notice is directed at ImageSat, it contains various allegations against, among others, the Elbit Defendants (as described above in connection with the Israeli proceedings). The nature of the allegations is substantially similar to those previously made in the New York and Israeli actions as described above. The Elbit Defendants believe that there is no merit to the allegations made against them in the Letter of Notice.

IAI has agreed to indemnify Elbit Systems, Elop and the directors nominated by Elop to ImageSat’s board, for any losses arising out of any of the foregoing claims or legal proceedings, net of insurance proceeds received from ImageSat’s insurance policies and any indemnification proceeds received from ImageSat.

(6)
The Company is involved in other legal proceedings from time to time. Based on the advice of legal counsel, management believes such current proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 -       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

D.	LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2011 are as follows:

2012	$36,521
2013	25,310
2014	19,496
2015	12,564
2016	7,480
2017 and thereafter	14,913
$116,284

Lease expenses for the years ended December 31, 2011, 2010 and 2009 amounted to $12,977, $15,233 and $28,812, respectively.

E.	GUARANTEES

(1)
As of December 31, 2011, guarantees in the amount of approximately $1,039,500 were issued by banks on behalf of Company’s entities mainly in order to secure certain advances from customers and performance bonds.

(2)
Elbit Systems has provided, on a proportional basis to its ownership interest, guarantees for three of its investees in respect of credit lines granted to them by banks amounting to $5,700 as of December 31, 2011 (2010 - $7,000). The guarantees will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantee for any debt for which the investees would be in default under the terms of the credit line. The fair value of such guarantees, as of December 31, 2011, was not material.

F.	COVENANTS

In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As a result of recognition of the expense due to the cessation of a program with a foreign customer in December 2011 (See Note 1(C)), as of December 31, 2011, the Company did not meet one of its covenants.  Subsequent to the balance sheet date, in March 2012, the banks waived such covenant through March 31, 2013, and accordingly the Company’s bank credits and loans were not negatively affected as of December 31, 2011.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 -       COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

G.	CONTINGENT LIABILITIES AND GUARANTEES

As of December 31, 2011, one of our subsidiaries had two projects in a total amount of approximately $23,000. The subsidiary provided the Customer advance and performance guarantees related to the abovementioned projects in the amount of approximately $5,000. The Company's management, based on the opinion of legal counsel, believes that termination of the above projects will not have a material adverse effect on the financial position or results of operations of the Company.

H.	CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company.  These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply to flow down to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract).  Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2011 and 2010, the purchase commitments were $1,026,000 and $1,046,000, respectively.

I.
In order to secure bank loans and bank guarantees in the amount of $1,039,500 as of December 31, 2011, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

J.	A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 18(A)(4) above).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except share and share data)

Note 21 -        SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.	2007 STOCK OPTION PLAN

In January 2007, Elbit Systems’ shareholders approved Elbit Systems’ 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by Elbit Systems’ and certain of its subsidiaries' employees, who are expected to contribute to the Company’s future growth and success. The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options - up to 1,250,000 options exercisable into 1,250,000 shares of Elbit Systems in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options - up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of an Elbit Systems’ share during 30 trading days preceding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the day the options were granted.

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

The options expire no later than five years from the date of grant, subject to the 2011 amendment described below.

Elbit Systems granted options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance related to the Capital Gains Tax Track.

As of December 31, 2011, 63,126 Options are available for future grant under the Plan (regular and cashless).

On November 15, 2011, pursuant to the amendment to the Plan, the Company extended the expiration date of certain fully vested options granted under the Plan for one additional year. Such options granted during 2007 will expire during 2013, no longer than six years from the date of grant. As a result of the amendment, the Company recorded one-time compensation expenses of approximately $980.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except share and per share data)

Note 21 -        SHAREHOLDERS’ EQUITY (Cont.)

C.	A summary of Elbit Systems’ share option activity under the stock option plan is as follows:

	2011		2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of the year	1,635,305	$35.96	1,858,250	$35.24	2,454,851	$33.96
Granted	63,300	50.74	28,000	52.23	58,500	50.33
Exercised	(226,965)	32.41	(223,020)	32.53	(619,451)	31.62
Forfeited	(20,750)	42.33	(27,925)	31.91	(35,650)	34.53
Outstanding – end of the year	1,450,890	$37.07	1,635,305	$35.96	1,858,250	$35.24
Options exercisable at the end of the year	1,292,806	$35.17	963,289	$34.70	586,626	$32.55

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems' closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, of that year. This amount changes based, on the fair market value of the Company’s stock. Aggregate intrinsic value of outstanding options as of December 31, 2011 and 2010 amounted to $5,605 and $24,811, respectively. In addition, the total intrinsic value of options exercised for the year ended December 31, 2011 was $1,934. As of December 31, 2011, there was $1,292 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems' stock option plan. That cost is expected to be recognized over a weighted average period of two years.

As of December 31, 2011, 1,450,005 options were vested and expected to be vested at a weighted average exercise price of $37.07 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2011 is approximately one year and their aggregate intrinsic value is approximately $5,616.

D.	The options outstanding as of December 31, 2011, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
$ 33.10 - $63.85	1,450,890	$1.27	$37.07	1,292,806	$35.17

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands, except share and per share data)

Note 21 -       SHAREHOLDERS’ EQUITY (Cont.)

Compensation expense amounting to $1,996, $5,211 and $5,134 was recognized during the years ended December 31, 2011, 2010 and 2009, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2011	2010	2009
Cost of revenues	$924	$2,353	$2,397
R&D and marketing expenses	458	954	1,048
General and administration expenses	614	1,904	1,689
	$1,996	$5,211	$5,134

E.	The weighted average exercise price and fair value of options granted during the years ended December 31, 2011, 2010 and 2009 were:

	Less than market price
	Year ended December 31,
	2011	2010	2009
Weighted average exercise price per share	$50.74	$52.23	$50.33
Weighted average fair value per share on grant date	$12.12	$11.99	$16.61

F.	Computation of basic and diluted net earnings per share:

	Year ended December 31, 2011			Year ended December 31, 2010			Year ended December 31, 2009
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$90,288	42,764	$2.11	$183,498	42,645	$4.30	$214,947	42,305	$5.08

Effect of dilutive securities:
Employee stock options	-	367		-	572		-	678
Diluted net earnings	$90,288	43,131	$2.09	$183,498	43,217	$4.25	$214,947	42,983	$5.00

(*) In thousands

G.	SHARE REPURCHASE PROGRAM

In September 2011, the Board of Directors has authorized the Company to repurchase up to one million of its ordinary shares over the next 12 months.  The repurchases are to be made from time to time in the open market on the TASE. The repurchase activity will depend on factors such as the Company's working capital needs, its cash requirements, its stock price and economic and market conditions. The share repurchases may be effected from time to time through open market purchases. The Company repurchased 240,368 ordinary shares for approximately $10,000 in 2011. Through February 29, 2012, the Company repurchased additional 196,532 shares for approximately $7,700.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 21 -        SHAREHOLDERS’ EQUITY (Cont.)

H.
In December 2007, Elbit Systems U.S. Corp ("ESC"), a wholly-owned U.S. subsidiary of Elbit Systems, adopted a Stock Appreciation Rights Plan for Non-Employee Directors of ESA (the "SAR Plan"). ESC is the major shareholder of ESA. The purpose of the SAR Plan is to facilitate the retention of qualified and experienced persons to serve as "Non-Employee Directors" of ESA by providing them additional financial incentives.  A "Non-Employee Director" is a director of ESA who is not an officer or employee of ESA, or any of its affiliated companies.

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

A summary of Elbit Systems' SAR activity under the plan is as follows:

	Year ended December 31, 2011
	Number of options	Weighted average Exercise price per share
Outstanding – beginning of the year	30,000	$58.64
Granted	-	-
Outstanding – end of the year	30,000	$58.64
Rights vested at the end of the year	20,250	$59.36

I.	DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 22 -        MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	Revenues are attributed to geographic areas based on location of the end customers as follows:

	Year ended December 31,
	2011	2010	2009
Europe	$545,509	$541,749	$728,232
U.S.	890,352	843,985	813,460
Israel	697,771	650,956	627,251
Other (*)	683,833	633,443	663,494
	$2,817,465	$2,670,133	$2,832,437

 (*) Mainly Asia and South America

B.	Revenues are generated by the following areas of operations:

	Year ended December 31,
	2011	2010	2009
Airborne systems	$969,446	$791,111	$693,229
Land vehicles systems	405,294	363,245	449,712
C4ISR systems	996,382	1,019,068	1,168,848
Electro-optic systems	300,158	368,808	406,396
Other (*)	146,185	127,901	114,252
	$2,817,465	$2,670,133	$2,832,437

(*) Mainly non-defense engineering and production services.

C.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2011	2010	2009
Israeli Ministry Of Defense	23%	23%	21%
U.S. Government	8%	7%	6%

D.	Long-lived assets by geographic areas:

	Year ended December 31,
	2011	2010	2009
Israel	$875,935	$985,953	$753,477
U.S.	208,640	225,217	185,134
Other	196,105	89,345	69,400
	$1,280,680	$1,300,515	$1,008,011

Note 23 -        RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2011	2010	2009
Total expenses	$288,668	$268,578	$245,812
Less – grants and participations	(47,576)	(34,447)	(29,060)
	$241,092	$234,131	$216,752

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 24 -        FINANCIAL EXPENSES, NET

	Year ended December 31,
	2011	2010	2009
Expenses:
Interest on long-term bank debt	$(7,214)	$(6,968)	$(8,723)
Interest on Series A Notes	(5,753)	(4,395)	-
Interest on short-term bank credit and loans	(3,802)	(1,699)	(1,445)
Gain (loss) on marketable securities	(2,464)	-	1,292
Gain (loss) from exchange rate differences and capitalization	7,565	(9,094)	(699)
Other	(10,839)	(4,330)	(12,260)
	(22,507)	(26,486)	(21,835)
Income:
Interest on cash, cash equivalents and bank deposits	2,579	3,224	3,020
Other	6,359	2,011	3,230
	8,938	5,235	6,250
	$(13,569)	$(21,251)	$(15,585)

Note 25 -        OTHER INCOME, NET

	Year ended December 31,
	2011	2010	2009
Gain from sale of Mediguide shares (*)	$-	$12,809	$1,105
Other	1,909	450	(647)
	$1,909	$13,259	$458

(*)	Gain from the sale of Mediguide Inc. shares to St. Jude Medical in 2008, recognized during 2008, 2009 and 2010.

Note 26 -        RELATED PARTIES TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2011	2010	2009
Income -
Sales to affiliated companies (*)	$20,256	$33,124	$39,929
Participation in expenses	$3,923	$3,955	$4,217

Cost and expenses -
Supplies from affiliated companies (**)	$44,840	$57,339	$64,058

Balances:	December 31,
	2011	2010
Trade receivables and other receivables (*)	$21,696	$20,970
Trade payables (**)	$17,767	$30,955

The purchases from related parties are made at arm's length. The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	The significant sales and balances include sales of helmet mounted cueing systems purchased from the Company by VSI.
(**)	Includes electro-optics components and sensors, purchased by the Company from SCD, and electro-optics products, purchased by the Company, from Opgal.

  ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year Ended December 31, 2011:
Provisions for Losses on Long-Term Contracts (*)	136,070	104,560	43,650	–	196,980
Provisions for Claims and Potential Contractual Penalties and Others	6,618	2,160	542	–	8,236
Allowance for Doubtful Accounts	11,215	56	4,410	–	6,861
Valuation Allowance on Deferred Taxes	160	1,302	160	–	1,302

Year Ended December 31, 2010:
Provisions for Losses on Long-Term Contracts (*)	136,341	35,443	36,360	646	136,070
Provisions for Claims and Potential Contractual Penalties and Others	5,864	1,262	1,103	595	6,618
Allowance for Doubtful Accounts	7,885	904	349	2,775	11,215
Valuation Allowance on Deferred Taxes (**)	34,776	–	34,616	–	160

Year Ended December 31, 2009:
Provisions for Losses on Long-Term Contracts (*)	99,323	67,725	30,707	–	136,341
Provisions for Claims and Potential Contractual Penalties and Others	3,025	4,928	2,109	–	5,864
Allowance for Doubtful Accounts	5,471	2,726	312	–	7,885
Valuation Allowance on Deferred Taxes	36,282	–	1,506	–	34,776

*
An amount of $60,848, $74,407 and $74,509 as of December 31, 2009, 2010 and 2011, respectively, is presented as a deduction from inventories, and an amount of $75,493, $61,663 and $122,471 as of December 31, 2009, 2010 and 2011, respectively, is presented as part of other accrued expenses in the category of “Cost Provisions and Other.” The 2011 amount of other accrued expenses includes $57,189 related to the cessation of  a program with a foreign customer, of which $13,300 was included in long-term liabilities.

**	An amount of $21,500 was deducted as a result of a prior year adjustment.

S -1