Form 20-F
period 2012-12-31
ELBIT SYSTEMS LTD
filed 2013-03-13
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2012
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 41,881,745 Ordinary Shares

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Item 3.                 Key Information.

Selected Financial Data

The following selected consolidated financial data of the Company as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 are derived from our audited consolidated financial statements, including our audited consolidated financial statements as of December 31, 2011 and 2012, and for each of the years ended December 31, 2010, 2011 and 2012, which appear in Item 18 in this annual report on Form 20-F. You should read the audited consolidated financial statements appearing in Item 18 together with the selected financial data set forth below. (For non-GAAP financial data see Item 5. Operating and Financial Review and Prospects – Non-GAAP Financial Data.)

	Years Ended December 31,
	2008		2009	2010	__ 2011	2012
	(U.S. dollars in millions except for per share amounts)

Income Statement Data:
Revenues	$2,638.3		$2,832.4	$2,670.1	$2,817.5	$2,888.6
Cost of revenues	1,870.9		1,982.9	1,872.2	2,085.5	2,072.7
Gross profit	767.4		849.5	797.9	732.0	815.9
Research and development expenses, net	185.0		216.8	234.1	241.1	233.4
Marketing and selling expenses	198.2		250.9	230.0	235.9	241.9
General and administrative expenses	134.2		119.3	131.2	139.3	137.5
Acquired in-process research and development (IPR&D) and other expenses (income)	1.0		–	(4.7)	–	–
Total operating expenses	518.4		587.0	590.6	616.3	612.8
Operating income	249.0		262.5	207.3	115.7	203.1
Financial expenses, net	36.8		15.6	21.3	13.6	26.1
Other income, net	94.3		0.4	13.3	1.9	0.1
Income before taxes on income	306.5		247.3	199.3	104.0	177.0
Taxes on income	54.3		38.1	24.0	13.6	17.1
Equity in net earnings of affiliated companies	14.4		19.3	18.8	15.4	11.2
Net income from continuing operations, net	266.6		228.5	194.1	105.8	171.1
Income (loss) from discontinued operations, net	–		–	0.9	(16.0)	(0.6)
Net income	266.6		228.5	195.0	89.8	170.5
Less: net income (loss) attributed to non-controlling interests	62.4		13.6	11.1	(0.5)	2.6
Income attributed to Elbit Systems’ shareholders	204.2	*	214.9	183.5	90.3	167.9
Earnings per share:
Basic net earnings (loss) per share
Continuing operations	$4.85	*	$5.08	$4.29	$2.33	$3.99
Discontinued operations	–		–	0.01	(0.22)	(0.01)
Total	$4.85	*	$5.08	$4.30	$2.11	$3.98
Diluted net earnings (loss) per share
Continuing operations	4.78	*	5.00	4.24	2.31	3.98
Discontinued operations	–		–	0.01	(0.22)	(0.01)
Total	$4.78	*	$5.00	$4.25	$2.09	$3.97

*Including $74 million in net income ($1.73 diluted net earnings per share) from the sale of Mediguide Inc. (Mediguide) shares in 2008.

	December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in millions except for per share amounts)

Balance Sheet Data:
Cash, cash equivalents, short-term bank deposits and marketable securities	$278	$280	$215	$224	$265
Working capital	290	392	382	236	375
Long-term deposits, marketable securities and other receivables	41	44	52	12	19
Long-term trade and unbilled receivables	–	17	90	163	230
Property, plant and equipment, net	384	405	504	518	501
Total assets	2,940	3,054	3,616	3,721	3,811
Long-term debt	270	389	292	302	174
Series A Notes, net of current maturities	–	–	273	235	409
Capital stock	300	284	294	245	249
Elbit Systems shareholders’ equity	724	833	967	898	1,017
Non-controlling interests	76	24	39	29	34
Total equity	800	857	1,005	928	1,051
Number of outstanding ordinary shares of NIS 1 par value (in thousands)	42,079	42,531	42,693	42,608	41,882
Dividends paid per ordinary share with respect to the applicable year	$1.42	$1.82	$1.44	$1.44	$1.20

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

The current worldwide economic and financial situation as well as reductions in U.S. and European defense expenditures may have a material adverse effect on our results. Over the past few years many of the world’s economies and financial institutions have experienced a reduction in economic activity, a decline in asset prices, liquidity problems and limited availability of credit. Also, in recent years the U.S. and a number of  European governments have reduced defense budgets, and the U.S. defense budget has been reduced by the sequestration provisions that became effective in March 2013 under the U.S. Budget Control Act of 2011.  Such factors may result in a reduction in demand and downward pressure on pricing in some of our markets, which could adversely affect our business, results of operations and financial condition. The general economic and financial situation may: (i) cause the value of our investments in our pension plans to decrease, requiring us to increase our funding of those pension plans; (ii) result in a lower return and value on our assets; (iii) increase the cost or hinder our ability to finance future projects; and (iv) negatively impact our customers, which in turn could negatively impact our ability to collect accounts receivable.

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

As a government contractor, we are subject to a number of procurement and anti-bribery rules and regulations. We are required to comply with specific government contracting rules and regulations, including those relating to cost accounting, anti-bribery, procurement integrity and others, which increase our performance and compliance costs. (See Item 4. Information on the Company – Governmental Regulation.) If these rules and regulations change, our costs of complying with them could increase and reduce our margins. In addition, failure to comply with these rules and regulations could result in reductions of the value of contracts, contract modifications or termination, and the assessment of penalties and fines, which could negatively impact our results of operations and financial condition. Failure to comply with these rules and regulations, for example in the area of anti-bribery, could also lead to suspension or debarment from government contracting or subcontracting for a period of time as well as other possible sanctions, which could have a negative impact on our results of operations, financial condition and reputation.

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

Our future success depends on our ability to develop new offerings and technologies for our current and future markets. To achieve our business strategies and continue to grow our revenues and operating profits, we must successfully develop new, or adapt or modify our existing, offerings and technologies for our current core defense markets and our future markets, including adjacent and emerging markets. Accordingly, our future performance depends on a number of factors, including our ability to:

•	identify emerging technological trends in our current and future markets;

•	identify additional uses for our existing technology to address customer needs in our current or future markets;

•	develop and maintain competitive products and services for our current and future markets;

•	enhance our offerings by adding innovative solutions that differentiate our offerings from those of our competitors;

•	develop, manufacture and bring solutions to the market quickly at cost-effective prices;

•	develop working prototypes as a condition to receiving contract awards; and

•	effectively structure our business, through the use of joint ventures, teaming agreements and other forms of alliances, to reflect the competitive environment.

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

In addition, we face the ongoing threat to our computer systems of unauthorized access, computer hackers, computer viruses, malicious code, organized cyber attacks and other security problems and system disruptions. We have devoted and will continue to devote significant resources to the security of our computer systems, but they may still be vulnerable to these threats. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

We sometimes have risks relating to financing for our programs. A number of our major projects require us to arrange, or to provide, guarantees in connection with the customer’s financing of the project. These include commitments by us as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to drawdown against advance payment guarantees if we were to default under the applicable contract. In addition, some customers require that the payment period under the contract be extended for a number of years, sometimes beyond the period of contract performance. We may face difficulties in issuing guarantees or providing financing for our programs. Moreover, if we are required to provide significant financing for our programs, this could result in increased leverage on our balance sheet. (See Item 4. Information on the Company – Financing Terms.)

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

Our due diligence in acquisitions may not adequately cover all risks. There may be liabilities or risks that we fail to discover in performing due diligence investigations, or that may arise following an acquisition, relating to businesses we have acquired or may acquire in the future. Examples of these liabilities include employee benefit contribution obligations, estimated costs to complete contracts, environmental liabilities, regulatory compliance liabilities or liabilities for infringement of third party intellectual property rights for which we, as a successor owner, may be responsible. Such risks may include changes in estimated costs to complete programs and estimated future revenues. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments provided in the applicable acquisition agreement or impairment write downs, if the value of the acquired company were to decrease after the acquisition, or after follow-on investments in that company. Such liabilities could have a material adverse effect on our business, financial condition, results of operations or prospects. In addition, there may be situations in which our management determines, based on market conditions or other applicable considerations, to pursue an acquisition with limited due diligence or without performing any due diligence at all.

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

We have risks related to the inherent limitations of internal control systems. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and any design may fail to achieve its stated goals, under some or all future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. (See Item 15. Controls and Procedures.)

Risks Related to Our Israeli Operations

Conditions in Israel may affect our operations.  Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. An ongoing state of hostility, varying in degree and intensity has led to security and economic problems for Israel. For a number of years there have been continuing hostilities between Israel and the Palestinians including with the Islamic movement Hamas in the Gaza Strip, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. Israel also faces threats from Hezbollah militants in Lebanon, from the government of Iran and other potential threats from neighboring countries, some of whom have recently undergone or are undergoing significant political changes, such as Egypt and Syria.  In recent years there has also been a change in the relations between Israel and Turkey. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. In addition, the Israeli defense budget may be adversely affected by reductions in U.S. foreign military assistance due to the sequestration process in the U.S.  See above “General Risks Related to Our Business and Market.” There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

Reduction in Israeli government spending or changes in priorities for defense products may adversely affect our earnings. The Israeli government may reduce its expenditures for defense items or change its defense priorities in the coming years. In addition, the Israeli defense budget may be adversely affected by reductions in U.S. foreign military assistance due to the sequestration process in the U.S. See above "General Risks Related to Our Business and Market." There is no assurance that our programs will not be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to products other than ours.

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

Changes in the U.S. dollar – NIS exchange rate. The exchange rate between the NIS and the U.S. dollar has fluctuated in recent years. For example, at the end of 2010, 2011 and 2012, the NIS/U.S. dollar exchange rate was 3.549, 3.821 and 3.733, respectively. This represented a devaluation of the NIS against the U.S. dollar of approximately 8% in 2011 and a strengthening of the NIS against the U.S. dollar of approximately 2% in 2012.  During 2012, the NIS/U.S. dollar exchange rate fluctuated. For example, at the end of each of the fiscal quarters of 2012, the exchange rate of the NIS against the U.S. dollar was 3.715, 3.923, 3.912 and 3.733, respectively. During the first two months of 2013, the NIS strengthened against the U.S. dollar by approximately 0.7%, and the NIS/U.S. dollar exchange rate as of February 28, 2013 was 3.708. While most of our sales and expenses are denominated in U.S. dollars, a significant portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, if we do not hedge our position in NIS, a change in the value of the NIS compared to the dollar, which over the past year has undergone numerous fluctuations, could affect our research and development expenses, manufacturing labor costs and general and administrative expenses. (See Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates – Inflation and Currency Exchange Rates.)

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

Israeli law regulates acquisition of a controlling interest in Israeli defense industries. Israeli legislation regarding the domestic defense industry requires Israeli government approval of an acquisition of a 25% or more equity interest (or a smaller percentage that constitutes a “controlling interest”) in companies such as Elbit Systems. Moreover, the Israeli government may  issue specific orders to a domestic defense industry under this legislation that could impose additional conditions relating to transfers of ownership. This could limit the ability of a potential purchaser to acquire a significant interest in our shares. (See Item 4. Information on the Company – Governmental Regulation – Approval of Israeli Defense Acquisitions.)

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

We may rely on certain Israel “home country” corporate governance practices which may not afford stockholders the same protection afforded to shareholders of U.S. companies.  As a foreign private issuer for purposes of U.S. securities laws, Nasdaq rules allow us to follow certain Israeli “home country” corporate governance practices in lieu of the corresponding Nasdaq corporate governance rules.  Such home country practices may not afford shareholders the same level of rights or protections in certain matters as those of shareholders of U.S. domestic companies.  In 2011, we notified Nasdaq of our intent to follow Israeli home country practice in connection with an amendment to our 2007 Stock Option Plan, which was approved by our board of directors as permitted by Israeli law without approval by our shareholders.  To the extent we are entitled to elect to follow Israeli law and practice rather than corresponding U.S. law or practice, such as with regard to the requirement for shareholder approval of changes to stock option plans, our shareholders may not be afforded the same level of rights they would have under U.S. practice. (See Item 16.G. Corporate Governance.)

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

Our major activities include:

•	military aircraft and helicopter systems;

•	helmet mounted systems;

•	commercial aviation systems and aerostructures;

•	unmanned aircraft systems;

•	land vehicle systems;

•	command, control, communications, computer and intelligence (C4I) and cyber systems;

•	electro-optic and countermeasures systems;

•	homeland security systems;

•	EW and signal intelligence systems; and

•	various commercial activities.

Many of these major activities have a number of common and related elements. Therefore, we often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these areas of activities.

Principal Market Environment

We operate primarily in the defense and homeland security arenas. The nature of military actions in recent years, including low intensity conflicts and ongoing terrorist activities, as well as budgetary pressures to focus on leaner but more cutting-edge defense forces, has caused a shift in the defense priorities for many of our major customers. As a result we believe there is a greater demand in the areas of C4I, as well as intelligence, surveillance and reconnaissance (ISR), including network centric information systems, intelligence gathering systems, border and perimeter security systems, airborne systems, unmanned aircraft systems (UAS), unmanned surface vessels (USVs), remote controlled systems, cyber-based systems, space and satellite based defense capabilities and homeland security applications. There is also a growing demand for cost effective logistic support and training and simulation services. We believe our synergistic “one-company” approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in several of these areas.

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

Company History

We have many decades of operational experience. Our predecessor Elbit Ltd. was incorporated in Israel in 1966 as Elbit Computers Ltd. We were formed in 1996, as part of the Elbit Ltd. corporate demerger, under which Elbit Ltd.’s defense related assets and business were spun-off to us. From its founding in 1966 until the demerger, Elbit Ltd. was involved in a wide range of defense-related airborne, land, naval and C4I programs throughout the world. We continue these activities today, together with the activities of companies we have acquired and activities relating to newly developed areas, as the largest non-government-owned defense company in Israel. Several of our subsidiaries in Israel and around the world have decades of experience in their respective markets. Our companies have collectively been awarded the Israel Defense Prize ten times, recognizing extraordinary contributions to defense technological innovations.

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

Revenues

The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2010, 2011 and 2012:

	2010	2011	2012

Airborne systems:	$791	$970	$1,054
Land systems:	363	405	375
C4ISR systems:	1,019	996	1,018
Electro-optic systems:	369	300	324
Other (mainly non-defense engineering and production services):	128	146	118
Total:	$2,670	$2,817	$2,889

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31,  2010, 2011 and 2012:

	2010	2011	2012
Israel	18%	25%	24%
North America (U.S. and Canada)	31%	31%	32%
Europe	20%	20%	20%
Latin America	9%	6%	6%
Asia-Pacific	20%	16%	17%
Others	2%	2%	1%

Subsidiary Organizational Structure

Our beneficial ownership interest in our primary subsidiaries and investees is set forth below. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

The following is a general description of our principal subsidiaries.

USA
100% Elbit Systems of America
100% Fort Worth Operations (EFW)
100% Merrimack Operations (Kollsman)
100% Talladega Operations (IEI)
100% McLean Operations (ICI)
100% San Antonio Operations (M7)
100% Boca Raton Operations (RTL)
50% VSI and RCEVS
ISRAEL
100% Elbit Systems Electro-Optics Elop
100% Elbit Systems Land and C4I
100% Elbit Systems EW and SIGINT Elisra
100% Elbit Security Systems
100% Elbit Systems Cyclone
100% Kinetics
100% ITL Optronics
50% Opgal
50% SCD
50% Tor*
EUROPE
100% Ferranti (United Kingdom)
100% UEL (United Kingdom)
100% European Subsidiary (Belgium)
100% European Subsidiary (Austria)
100% Elbit Systeme (Romania)
100% Telefunken (Germany)
51% U-TacS (United Kingdom)
SOUTH AMERICA
100% Ares (Brazil)
75% AEL (Brazil)
49% Harpia (Brazil)
ASIA/OCEANIA
100% Elbit Systems of Australia (Australia)
26% HALBIT (India)

(*)	As of February 28, 2013, Tor was owned 100% by the Company, but we are in process of transferring 50% of the ownership interest to Israel Aerospace Industries Ltd.

U.S. Subsidiaries

Elbit Systems of America

We conduct most of our U.S. business through Elbit Systems of America, LLC (Elbit Systems of America), a Delaware limited liability company, and its major wholly-owned subsidiaries including: EFW Inc. (EFW), Kollsman, Inc. (Kollsman), KMC Systems, Inc. (KMC), International Enterprises, Inc. (IEI), Innovative Concepts, Inc. (ICI), M7 Aerospace LLC (M7)  and Real-Time Laboratories, LLC (RTL). We hold our 100% interest in Elbit Systems of America through intermediate Delaware holding companies. Elbit Systems of America provides products and system solutions focusing on U.S. military, commercial aviation, homeland security and medical instrumentation customers. Elbit Systems of America is organized along a number of main business lines operating out of several primary operational facilities. The major business lines include Airborne Solutions, Land and C4I Solutions, Sensor and Electro-Optics Solutions, Unmanned Aircraft Systems, Services and Support Solutions, Commercial Aviation – Kollsman and Medical Instruments – KMC Systems. Elbit Systems of America’s main operation centers include its facilities in Fort Worth, Texas; San Antonio, Texas; Merrimack, New Hampshire;  Boca Raton, Florida; Talladega, Alabama; and McLean, Virginia.

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

VSI/RCEVS. Elbit Systems of America and Rockwell Collins Inc. (Rockwell Collins) each own 50% of Vision Systems International LLC (VSI) and Rockwell Collins ESA Vision Systems LLC (RCVES), joint venture companies with operations in Fort Worth, Texas and Cedar Rapids, Iowa. VSI was established in 1996, and RCVES was established in November 2012. VSI and RCEVS act on a world-wide basis on behalf of Rockwell Collins and Elbit Systems/ Elbit Systems of America in the area of helmet mounted display systems for fixed-wing military and paramilitary aircraft. Elbit Systems, Elbit Systems of America and Rockwell Collins each have provided VSI and RCEVS with licenses to use their helmet mounted display technologies. In general, VSI and RCEVS  subcontract product development and production to its owners on an approximately equal basis. Each owner has equal representation in VSI and RCEVES management.

Israeli Subsidiaries

Elop. Based in Rehovot, Israel, our wholly-owned subsidiary Elbit Systems Electro-Optics Elop Ltd. (Elop) (formerly Elop Electro-Optics Industries Ltd.) designs, engineers, manufactures and supports a wide range of electro-optic systems and products mainly for defense, space and homeland security applications. With more than 75 years of operational experience, Elop has a broad customer base, both in Israel and internationally.

ESLC. Elbit Systems Land and C4I Ltd. (ESLC) is a wholly-owned Israeli subsidiary, with headquarters in Netanya, Israel. ESLC is engaged in the worldwide market for land-based systems and products for military vehicles, artillery and mortar systems, C4I systems and communications systems and equipment.

Elisra. Elbit Systems EW and SIGINT – Elisra Ltd. (Elisra) (formerly Elisra Electronic Systems Ltd.) is a wholly-owned  Israeli subsidiary located in Bnei Brak and Holon, Israel. Elisra and its subsidiaries provide a wide range of EW systems, signal intelligence (SIGINT) systems and C4ISR technological solutions for the worldwide market.

Cyclone. Elbit Systems – Cyclone Ltd. (Cyclone) is a wholly-owned Israeli subsidiary of Elbit Systems. Located near Karmiel, Israel, that designs and produces composite and metal aerostructure parts for civil and military aircraft and performs maintenance, integration and installation engineering for aircraft and helicopters. Cyclone also manufactures weapons pylons and external fuel tanks for fighter aircraft. Both directly and through our wholly-owned subsidiary Snunit Aviation Services Ltd., Cyclone supplies maintenance and operation services for fixed-wing aircraft and helicopter fleets.

ELSEC. Elbit Security Systems Ltd. (ELSEC) is a wholly-owned Israeli subsidiary of Elbit Systems. Located in Sderot, Israel, ELSEC operates mainly in the fields of homeland security, electro-optic surveillance systems, E-fences, border and coastal integrated security systems, airport security systems, other transportation security systems and strategic perimeter sites security.  ELSEC also manufactures a range of electro-optic products.

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

ITL Optronics. ITL Optronics Ltd. (ITL Optronics) is a wholly-owned Israeli subsidiary located in Rehovot, Israel, engaged in the area of soldier-oriented optronic systems.

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

Tor. Tor - Advanced Flight Training Limited Partnership (Tor) is an Israeli limited partnership based in Tel-Aviv, Israel, established to perform the Israeli Air Force’s future trainer aircraft program.  See below “Current Business Operations – Military Aircraft and Helicopter Systems – Programs.”  TOR is currently wholly-owned by Elbit Systems, but is in the process of having 50% of its ownership interest transferred to Israel Aerospace Industries Ltd. (IAI) pursuant to a limited partnership agreement.

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

AEL. AEL Sistemas S.A. (AEL) is a 75%-owned Brazilian subsidiary, with the 25% balance of its shares owned by Embraer Defesa e Seguranca Participacoes S.A. (Embraer Defesa). Located in Porto Alegre, Brazil, AEL performs engineering, manufacturing and logistic support activities for defense and commercial applications.

Ares. Ares Aeroespacial e Defesa S.A. (Ares) is a wholly-owned Brazilian subsidiary located near Rio de Janeiro and is engaged in the area of defense electronic systems for the Brazilian military and other customers.

Harpia. Harpia Sistemas S.A. (Harpia) is a Brazilian subsidiary, 49% owned by AEL and 51% owned by Embraer Defesa. Based in Brasilia, Brazil, Harpia is engaged in the areas of UAS, avionics and simulation systems. In January 2013, an agreement was signed under which AEL will sell 9% of the ownership interest in Harpia to Avibras Divisao Aerea e Naval S.A.  (See below “Recent Acquisitions, Mergers and Divestitures – Mergers.”)

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

Recent Acquisitions, Mergers and Divestitures

During 2012 and the beginning of 2013, we continued to focus our capabilities through the enhancement of joint ventures in Israel, the U.S. and Brazil as well as the initiation of operations in technology-based investment companies in Israel.  We also divested certain non-core assets, and are in the process of divesting other non-core assets, in Israel and abroad.

Enhancement of Joint Ventures and Technology-based Investment Companies

During 2012, we began operational activities in Tor (see above “Israeli Subsidiaries”). Tor was established to perform the new aircraft trainer program for the Israeli Air Force, and in September 2012, it received its initial contract under that program. (See below “Military Aircraft and Helicopter Systems – Programs”.)

In November 2012, we established Rockwell Collins - ESA Vision Systems LLC, an additional joint venture in the U.S. with Rockwell Collins Inc., to pursue helmet mounted systems for fixed-wind military aircraft.  (See above “U.S. Subsidiaries – VSI/RCEVS”.)

In January 2013, we enhanced our Brazilian joint venture Harpia Sistemas S.A. (Harpia), by entering into agreements with Embraer Defesa and Avibras Divisão Aerea e Naval S.A. (Avibras), pursuant to which Avibras will acquire a 9% interest in Harpia from AEL.  Avibras will provide Harpia the right to use Avibras’ UAS related assets. Following completion of this transaction, Harpia will be owned 51% by  Embraer Defesa, 40% by AEL and 9% by Avibras.

During 2012, we launched activities in Incubit Technology Ventures Ltd., a wholly-owned Israeli subsidiary located in the High Technology Center in Beersheva, Israel, that will pursue investments in high technology startup companies.

Divestitures. During 2012 and the beginning of 2013, we divested and signed agreements to divest certain non-core assets.  These divestment transactions included an agreement to sell our approximately 59% ownership interest in Fraser-Volpe, LLC, a U.S. company engaged in certain optic-based products for military and commercial applications.  We also sold our approximately 19% interest in Chip PC Ltd., an Israeli company involved in “thin client” solutions related to server-based computer technologies.  We sold our ownership in a brand name relating to Soltam for houseware product  uses. We also sold the assets relating to AEL’s commercial fleet navigation business in Brazil. The consideration received from the sales of these ownership interests and assets was not material.

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

Electro-Optic Systems. Our airborne electro-optic systems include direct infrared countermeasures (DIRCM) systems, head-up displays, laser range-finders and laser designators, FLIR systems, payloads such as the CoMPASS™ family, countermeasures systems and aerial reconnaissance systems such as the CONDOR™ long-range oblique photography system.

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

Programs

Our programs for military fixed-wing aircraft and helicopters encompass full scale aircraft upgrades, system upgrades, system and product supply, training, simulators and logistic support. The customers and end users for our military fixed-wing aircraft and helicopters programs include the Israeli Air Force (IAF), the U.S. Air Force (USAF), the U.S. Navy (USN), the U.S. Army, the U.S. Marine Corps (USMC), the U.S. Coast Guard, air forces and other branches of the armed forces of the North American Treaty Organization (NATO) member governments and/or European Union (EU) member governments, Brazil, Korea as well as of other governments around the world. Our customers also include major fixed-wing aircraft and helicopter manufacturers such as Lockheed Martin Inc. (Lockheed Martin), the Boeing Company (Boeing), Raytheon Company (Raytheon), BAE Systems Inc. (BAE Systems), Embraer S.A. (Embraer), European Aerospace Defence and Space Company N.V. (EADS), EADS – CASA, Alenia Aermacchi S.p.A. (Aermacchi), Dassault Aviation S.A. (Dassault), Eurocopter S.A. (Eurocopter), Hindustan Aeronautics Limited (HAL), Bell Helicopters Textron Inc. (Bell Helicopters), Sikorsky Aircraft Company (Sikorsky) and Agusta S.p.A. (Agusta), among others.

We perform upgrade programs for numerous fixed-wing fighter, trainer and transport aircraft, as well as a wide range of helicopter platforms.  In 2012, our contract awards for aircraft upgrade programs included contracts for the upgrade of C-130H transport aircraft for the IAF and for the Republic of Korea’s Air Force. We also supply on a stand-alone basis advanced avionics systems such as mission computers, displays, moving maps, digital video recorders, tactical data links and operational flight protocol software for many fixed-wing and rotary-wing aircraft. This includes, among others, numerous systems for Lockheed Martin’s F-16 aircraft.  Other contracts awarded in 2012 include a contract for the redesign and upgrade of the Apache Longbow mission processor, as well as contracts for battle management systems and avionics for IAF helicopters. We were selected by Boeing to develop the Advanced Cockpit system consisting of a Large Area Display and a Low Profile Heads-Up Display for future F-15 and F/A-18 fighter aircraft.  During 2012, Cyclone was awarded orders by Boeing for the supply of several structural components for military aircraft.

We also supply a range of airborne electro-optic systems for fixed-wing fighter and trainer aircraft, including head-up display systems for aircraft such as the C-17, F-16 Block 50, F-15, F/A-18 and the KC-390, as well as airborne reconnaissance systems and combined airborne imagery intelligence (IMINT) systems for fighter aircraft. In addition, we supply various types of  precision guidance systems to several air forces and  missile manufacturers.

Our airborne, training and simulators programs include aircraft flight training solutions and operation of training aircraft for both fixed-wing trainers and helicopters under private financing initiative (PFI) and “power by the hour” (PBH) arrangements. In 2012, we were awarded a contract to integrate F-15 training capabilities  into the IAF’s Mission Training Center. We also supply several customers with EHUD ACMI systems for real-time autonomous air-to-air and air-to-ground combat training and debriefing. We supply simulation systems including  the IAF’s F-16I aircrew flight and system trainer and a mission training center as well as a B-200 simulator for the IAF. We will also supply the training system for the IAF’s future trainer aircraft program. We are supplying Boeing with the Virtual Mission Training system for the USN’s T-45 Goshhawk aircraft and numerous other fixed and rotary wing aircraft. We also supply Israel Defense Forces (IDF) ground forces with a tactical battle group trainer as well as tank appended trainers, and the IDF’s Home Front Command with a crises management simulator. Our naval training simulators are used by the Israeli Navy and several other navies world-wide.

Our logistic support services programs for fixed-wing aircraft and helicopters include repair and maintenance services and supply of spare parts for a range of air forces. Part of these services are performed as contractor logistic support (CLS) projects and performance based logistics (PBL). In 2012, Tor, our joint venture with IAI, was awarded a contract by the IMOD in the amount of approximately $603 million, to perform the IAF’s future trainer aircraft program. Our share of this contract is in the amount of approximately $420 million, of which approximately $110 million is to be performed in the establishment phase of the program over the next three years, and approximately $310 million during the operational phase of the program over a 20-year period. The program calls for establishment of an enhanced logistic support and maintenance structure for the new trainer aircraft as well as an advanced ground array. We operate and maintain the IAF’s Effroni trainer aircraft and the Israeli Police Force’s helicopter fleet. We also perform maintenance support activities for numerous products such as jammers, radar, 20 mm cannon and others. We provide on a turn-key basis aircraft procurement, operation and maintenance services to the IMOD for airborne fire fighting services.

Through AEL, we provide CLS services for several aircraft of the Brazilian Air Force.  Through ESA’s subsidiary, M7, we provide aircraft level CLS to the U.S. Army, USAF and USN for a range of aircraft on a worldwide basis, including a recent award by BAE Systems to M7 to provide logistics support for USN T-34, T-44 and T-6 aircraft.

Helmet Mounted Systems

Overview.  We design and supply a range of advanced helmet mounted systems (HMS), including helmet mounted displays (HMDs) for fixed-wing aircraft and rotary aircraft pilots. These include tracking and display systems, both for day and night flying. Our systems measure the pilot’s line of sight, slave weapons and sensors to the target, identify target location and bring displays to the pilot’s eye level. We supply our HMS as part of our upgrade programs as well as on a stand-alone basis. Through our jointly-owned companies with Rockwell Collins, (see above “Principal Subsidiaries – VSI/RCEVS”), we are a leader in HMS for fighter aircraft.

Systems Portfolio

Fixed-Wing HMS. Examples of our fixed-wing HMS currently in operational use include the Display and Sight Helmet (DASH) family, the Joint Helmet Mounted Cueing System (JHMCS), the Night Vision Cueing Display (NVCD) system and the HMS for the F-35 Joint Strike Fighter (JSF). These systems enable slaving of various aircraft systems to the pilot’s line of sight, target location and identification and display of information. We have also developed TARGO®, a HMA (helmet mounted avionics) solution for fixed-wing trainer aircraft, and we supply the FACT® (fast action cockpit mapping tool) for electro-magnetic mapping of cockpits.

Helicopter HMS. For helicopters, our operational HMS include the Aviator Night Vision Imaging System Head-Up Display (ANVIS/HUD®) family, the Integrated Helmet and Display Sight System (IHADSS), Jedeye® and the Panoramic Night Vision Goggle (PNVG) based on our QuadEye® system. We also supply low visibility landing (LVL) solutions. These systems facilitate safety for night flights, weapon slaving, increased operational capabilities and performance of “head-out” missions.

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

In the fighter aircraft area we supply various versions of our DASH systems for the IAF’s F-15I and F-16 (C, D and I) aircraft as well as for other air forces around the world. We supply the JHMCS through VSI for Boeing’s F-15 and F/A-18 aircraft and for Lockheed Martin's F-16 aircraft. Thousands of JHMCS production systems have been delivered and are in operational use by the USAF, the USN, the U.S. Air National Guard (ANG) and the air forces of more than 25 other countries including orders for additional lots received during 2012. Through VSI and RCEVS we are developing and supplying the HMS to Lockheed Martin for the U.S. F-35 Joint Strike Fighter (JSF) Program. VSI is also supplying the NVCD to the USN. The NVCD includes the PNVG, based on our QuadEye® system. In the trainer aircraft area we are supplying TARGO® for the M-346 Advanced Trainer. In the helicopter area we have supplied thousands of  operational ANVIS/HUD® systems for numerous customers. We also supply IHADSS to various users of Apache and Agusta 129 helicopters, as well as the Helmet Display and Tracking System for the weapon system of the USMC AH-1W helicopters, and the color helmet mounted system for the CV-22.

Commercial Aviation Systems and Aerostructures

Overview.  Leveraging our core competencies in airborne defense systems, as well as our legacy strengths in commercial aviation, we provide a range of systems and products for the commercial and business aviation market. These activities mainly include vision-based cockpit concept systems, other avionics systems, electrical systems, pressurization systems and aerostructure products.  Our commercial avionics systems are employed on numerous fixed-wing aircraft, as well as on commercial helicopters. Our aerostructure products are installed on a number of commercial aircraft.

Systems Portfolio

Vision-based Cockpit Systems. Our commercial aviation product line includes the Vision Based Cockpit concept, incorporating our Clear Vision™ multi-spectral enhanced vision system (EVS), our  EVS II and EVS-XP systems and our General Aviation – Vision System (GAViS®) ,which  improve an aircraft’s capability to safely land in bad weather and reduced visibility conditions. We also supply the Landing® system that enhances landing safely under a variety of conditions. Our commercial aviation products provide critical information to pilots including a family of commercial advanced head-up displays and unique synthetic vision and image-based applications.

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

Programs

Customers for our commercial and business aviation systems and products include General Dynamics – Gulfstream Aerospace Corporation (Gulfstream), Boeing, Airbus S.A.S. (Airbus), Hawker Beechcraft Corporation, Eurocopter, Dassault,  Air Macchi, FedEx Express Inc. (FedEx Express), Embraer, Honeywell, Sikorsky, Piaggio America Inc. and Jetcraft Aviation Ltd. (Jetcraft). Customers for our aerostructure products for commercial aircraft include Spirit Aerosystems Inc. (Spirit Aero Systems), Airbus, Boeing, IAI and others.

Our programs in the area of commercial avionics and enhanced vision systems include a number of U.S. Federal Aviation Administration (FAA) certifications for installation of our EVS on a range of Gulfstream business jets and FedEx Express MD11 aircraft. EVS II also has received European Aviation Safety Agency (EASA) approval, and our GAViS® system has been FAA certified.

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

Skylark® UAS Family. Our Skylark® family of mini-UAS includes electrically propelled and covert short-range UAS with ISR capabilities for company-brigade-level tactical echelons. The family is based on Skylark® I, a man-packed UAS for close-range surveillance and observation, Skylark® I LE, which provides longer endurance of the Skylark® I capabilities.

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

Programs

We perform a broad range of development, supply, lease, support services and training activities relating to UAS. The principal customers for our UAS include the IDF, the U.K. Armed Forces through Thales U.K., the Brazilian Air Force and other customers (mainly governmental organizations) around the world.

We are performing under the U.K. Ministry of Defence’s (UK MOD) Watchkeeper and Lydian programs. U-TacS was awarded a contract by Thales U.K., the prime contractor to the UK MOD for the program. U-TacS is supplying the Watchkeeper subsystem comprised of the dual payload WK 450 UAS (based on the Hermes® 450).  U-TacS is also under contract for the UK MOD Lydian Program to supply service-based support to an ISR capability in an overseas theatre, including Hermes® 450 UAS, training and contractor logistics support and is performing an urgent operating capability (UOR) contract to provide the U.K. Armed Forces ISTAR support capability.

Our first large UAS program was providing Hermes® 450 to the IDF, which has been fully operational for more than a decade, providing the backbone of the IDF’s tactical UAS. Under this program the Hermes® 450 has accumulated over 200,000 flight hours. We also supply the IDF Hermes® 900 systems and Skylark® systems.

During 2012, we were awarded a number of UAS-related contracts including for the following programs.  We were awarded an approximately $160 million contract to supply UAS to a European customer over the next two years.  In addition, we were awarded a contract to supply Hermes® 900 and 450 UAS to a Latin American customer.

In January 2013, we were awarded contracts by the IMOD to supply the IDF with additional Hermes® 900 UAS, UAS maintenance services and to develop advanced UAS features.

In February 2013, the U.S. Army selected five companies, including Elbit Systems of America, as potential suppliers for the Army’s Small Unmanned Aircraft Systems (SUAS) program.  If awarded a contract under the SUAS program, Elbit Systems of America will supply Skylark® I-LE Block II UAS.

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

Unmanned Systems. We supply various unmanned ground vehicle (UGVs) platforms, including our small-size UGV – the Elbit Viper™ (Versatile Intelligent Portable Elbit Robot), a man-packed robot designated for urban combat support missions and mini-robotic devices used by land forces for tactical missions. Through G-NIUS, our jointly-owned company with IAI, we developed and supply a number of UGVs for combat mission support.

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

Artillery Guns and Mortar Systems. We develop and supply a range of howitzers and artillery field guns. We also develop and supply a range of mortar systems for special forces, commando units and infantry forces.  We develop and supply a range of mortar ammunition, white phosphorus (WP) and smoke mortars and illuminating bombs

Counter-IED Measures. We develop and supply deployed vehicle mounted counter remote controlled improvised explosive devices (IEDs) electronic warfare systems, which protect vehicle crews from IEDs.

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

Programs

We are engaged in a wide range of land vehicle systems programs, from comprehensive vehicle modernization programs, to stand-alone system supply to vehicle manufacturers to life cycle support programs. Customers for our land vehicle systems include the IDF, the U.S. Army, the USMC, the armed forces of numerous NATO and EU members, the Brazilian Army and armed forces of other countries, as well as major military vehicle manufacturers such as General Dynamics Corporation (General Dynamics), BAE Systems Inc. (BAE Systems), Lockheed Martin, Patria Oyj (Patria), Mowag GmbH (Mowag), Steyr GmbH (Steyr) and Iveco S.p.A. (Iveco). We supply a range of systems for all models of the IDF’s main battle tank, the Merkava. We also are supplying systems to BAE Systems for the U.S. Army’s Bradley A-3 fighting vehicle and to Lockheed Martin for the U.S. Army Multiple Launch Rocket System (MLRS) as well as for the U.S. Army’s and USMC’s High Mobility Artillery Rocket System (HMARS) and Light Armored Vehicle (LAV). We are supplying unmanned turrets for the Brazilian Army Land Forces’ Guarani Project and are performing  numerous land vehicle modernization programs for European and Asian customers. We supply a range of thermal imaging systems and generic commander sights for various tanks and armored personnel carriers.

During 2012, we were awarded several contracts in the land vehicle and artillery platform areas, including for the following programs. We received a contract from the IMOD to supply Cardom electronic and artillery systems to the IDF.  We also received an order to supply artillery systems to a Far Eastern country.  Our Brazilian subsidiary AEL was awarded a production order to supply unmanned turrets for the Brazilian Army’s Guarani program, and our Brazilian subsidiary Ares was awarded a contract to supply REMAX remote controlled weapon stations to the Brazilian Army.

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

C4I and Cyber Systems

Overview.  Building on in-house capabilities and core technologies, we provide net-centric compatible solutions for land-based C4I systems ranging from target acquisition, to battle management to communication systems. We supply our advanced land-based C4I systems as part of turn-key solutions as well as on a stand-alone basis. Our solutions cater to all types of land combatant forces and can be integrated into military vehicles. Providing comprehensive net-centric solutions for low intensity conflicts (LIC) and counter-terror activities, our systems connect intelligence data to combat forces via C4I networks and mobile command and control posts and support “terrain dominance”. Our integrated infantry systems provide infantry units with C4ISR, field intelligence, urban warfare and peacekeeping capabilities. We also design and supply military information technology (IT) systems and IT and integrated information gathering systems to various governmental agencies for border control and management systems, crime prevention and other governmental applications, including a range of cyber-based C4I solutions. We also have access to a full range of radio and military communications solutions.

Systems Portfolio

Digital Army’s “Systems of Systems.” We supply “systems of systems” such as the Digital Army Program (see below “Programs”), that incorporate advanced combat concepts geared to increase net-centric operational effectiveness and connectivity throughout all land forces echelons, in all combat situations. This includes TORC2H®, an integrated operational command control headquarters system, that closes the sensor to shooter loop and facilitates data collection and border patrol operations. It also includes our Tactical Intranet Geographic dissemination in Real-Time (Elbit TIGER®) advanced communication system and enhanced tactical computers.

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

Radio and Communications Systems and Products. Based in part on the Tadiran product line, we supply a range of tactical radio systems, software data radio systems, multi-channel radio systems, integrated radio communications systems, power HF communications systems, broadnet communications systems based on WiMAX technology, mobile net communications systems and tactical data communications systems and military wireless LAN systems for wide band data transmission. These systems are used for voice, data and video (multi-media) applications in a broad range of frequencies, starting at the VLF band though HF, VHF, UHF to the C-band and further on in the mm wave band, facilitating secured and ECCM immuned voice and broadband data communications. Our military communications product line also includes short and medium-range VHF radio systems, long-range HF radio systems, multi-band VHF-UHF handheld/man-pack radios, hand-held radios, soldier radios, line-of-sight multi-channel radio systems, ruggedized computers/communication terminals, integrated communications systems combining wireless (radio) and wired (telephony), IP/LAN/WAN networks situation awareness systems and radio network management systems.

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

Programs

We  perform a broad range of C4I battle management systems, soldier mounted systems and radio and communications programs with land-based applications. Our customers include the IDF, the U.S. Army, the USMC, the Australian Army and ground forces and governmental agencies of a wide range of NATO and EU member nations as well as those of other countries. In 2012, we received several contract awards in these areas, including a contract by the Finnish Army to supply advanced dismounted soldier systems, a contract by the Royal Australian Navy to supply battle management systems for landing craft and a contract by a Far Eastern country to supply personal radio systems.

We are performing a contract for the Department of Defence of the Commonwealth of Australia for the supply, integration, installation and support of a Battle Group and Below Command, Control and Communications (BGC3) system for the Australian Army’s Land 75/125 program.

We are the prime contractor to the IMOD for the Israel Digital Army Program (DAP). Under the DAP, we are supplying the IDF with computerized systems down to the single soldier level. The systems facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons. The DAP includes a significant portion being performed under U.S. FMF funding.  We also are performing a contract for IMOD for the supply, upgrade and maintenance of communication equipment over a 20-year period.

Electro-Optic and Countermeasures Systems

Overview.   We design and manufacture a full range of electro-optic-based solutions for air, land, sea and space applications, covering the complete spectrum of electro-optic-based solutions with products ranging from laser and thermal imaging systems to head-up displays, countermeasure systems, through ISR systems – including payloads for space, airborne, naval and land-based missions – to ground integrated sights, electro-optic countermeasures and homeland security solutions. We are one of the few companies in the world that has engineering capability and facilities in-house in all major areas of electro-optics. In the space area, we also maintain in-house Israel’s national space electro-optics infrastructure.

Systems Portfolio

Thermal Imaging and NVG-based Systems and Products. We produce a range of FLIR systems for night observation for air, land and sea platforms, including stabilized payloads as well as hand-held and man-portable solutions. This includes, among others, the CORAL family of thermal imagers, the LVCR family of long-range man-portable reconnaissance systems and the Mini-Coral S uncooled thermal imager and target acquisition system. These systems are integrated into north finding solutions, such as the Atlas family of goniometers.

Laser-Based Systems. We develop and supply a range of laser designators, laser range-finders and laser radars for air, land and naval platforms based on solid state flash lamp or diode pumped technologies, both in the eye-safe and non-eye safe band.

Stabilized Payloads. We design and supply a number of payloads for air, land and sea-based observation, target acquisition, target engagement, training and fire control, using stabilized line-of-sight systems and incorporating laser range-finders or designators and thermal and HD/TV cameras, including our very long-range Advanced Multi-Sensor Payload System (AMPS) and our Compact Multi-Purpose Advanced Stabilized System (CoMPASS™) family. Our payloads for naval applications provide a wide portfolio of solutions from the small Micro-CoMPASS 8”,  through the 15th generation D-CoMPASS payload, up to the large high end AMPS system that is used for very long-range stand-off observation.

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

ISR Systems. Our electro-optic-based ISR systems include aerial reconnaissance systems, such as the CONDOR™ 2- EO/IR LOROP – visible and IR long-range oblique photography systems. Our long-range day and night surveillance systems include LORROS® (Long-Range Reconnaissance and Observation System) for border protection and surveillance posts.

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

Programs

 We perform a range of programs in the electro-optic and countermeasures systems area. Our customers include the IDF, the Israel Space Agency, the USMC, the USN, armed forces of many other governments as well as major defense contractors such as Lockheed Martin and Boeing. We supply a range of hand-held thermal imaging and binocular systems for long-range observation and reconnaissance devices to the IDF and the armed forces of the U.S., Canada, Germany, Spain and other countries. We supply AN/AVS-7 head-up display components to the U.S. armed forces and also are under contract with the USN for the repair and maintenance of various Night Targeting systems components for USMC AH-IW helicopters, as well as the upgrade of the AH-1W Night Targeting System to the NTSU configuration.  We supply the USMC with the JTAC compact hand-held designator, and we were selected by the USMC to supply a Common Laser Ranger-Finder - Integrated Capability.  We also supply laser designators and range-finders for air and ground applications to numerous customers such as the German Armed Forces, the USMC and Lockheed Martin.  In 2012, contract awards in this area included a contract to supply advanced observation and long-range target acquisition systems to the IDF. In addition, we supply long-range FLIR systems to the IDF for day and night observation.

Our electro-optic shipboard payloads are in use by several navy and maritime forces for both coastal surveillance and observation as well as fire control applications.

In the countermeasures area we are developing C-MUSIC™, a laser-based countermeasure system for use on commercial passenger aircraft as well as military helicopters, transport aircraft and other commercial aircraft to protect against missiles using IR seekers. We are developing for implementation our C-MUSIC™ commercial DIRCM (direct infrared countermeasures) system for Israeli commercial aircraft, and in 2012 we  began test flights on an IAF platform. We supply a variety of high resolution cameras and telescopes for space applications. This includes cameras for the various versions of the IDF’s Ofek satellites, satellites of the Israel Space Agency and other countries’ space agencies and EROS satellites operated by ImageSat International N.V.  In 2012, we were awarded a contract to supply the space camera for the Italian OPTSAT 3000 Observation Satellite.

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

Programs.  We perform a range of homeland security-related programs for national, regional and municipal security authorities, including airport, border guard and coastal control authorities. Customers for our homeland security systems include the Israeli Ministry of Transportation, the IMOD, various commercial airports in Europe and Africa, border and security forces in Europe and Asia and security organizations of several other governments. We are engaged in several “smart” electronic deterrence projects for the Israeli government. We have developed and supplied the Israel Police with Israel’s Border Control Management System. We are performing programs relating to border security projects, coastal surveillance systems and integrated airport security systems for European and other governments.  We provide the emergency response training system for the IDF’s Homeland Security Command.  We also provide a system level security solution to the Israeli Railroad Authority for protecting many of its nationally deployed sites. We are also supplying a perimeter security system, with advanced command and control, for protection of the Port of Haifa in Israel.

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

SIGINT Systems. We develop and supply full electromagnetic spectrum SIGINT (ELINT and COMINT) systems for tactical and strategic intelligence gathering for airborne, ground and naval applications. Our SIGINT systems incorporate advanced receiving, signal processing and DF technologies, including different times of arrival (DTOA) and interferometer technologies.

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

Programs. We supply a range of EW, SIGNIT, data links and search and rescue systems to defense forces around the world for airborne, ground and sea-based applications. Customers for these systems include the IDF, the armed forces of several other governments as well as major defense contractors. This includes supplying our airborne platform self-protection suites to the IAF and several other air forces around the world.  It also includes  the supply of  data links for airborne platforms including UAS and the supply of airborne search and rescue systems to various customers.  In 2012, our contract awards in this area included contracts to supply EW systems for IAF F-15 and F-16 aircraft and EW systems for Israeli Navy missile vessels.

Various Commercial Activities

We are engaged in applications of our defense technologies to commercial applications as well as other commercial activities. Our current commercial activities, in addition to the activities described under “Commercial Aviation Systems and Aerostructures” and elsewhere above, include medical equipment, commercial communications and mobile and wireless telephone network encryptions, SATCOM equipment, microwave technologies and components and spectrum monitoring and control systems, commercial automotive night vision enhancement equipment, super capacitor energy sources, smart grids for railroad transportation, manufacture of lasers for the cinematography industry  and general manufacturing and machinery services.

We own an approximately 89% interest in Brightway Vision Ltd., an Israeli company involved in developing night vision enhancement equipment for commercial automotive applications.  We also own a minority interest in certain companies that are engaged in activities primarily for the commercial market.  This includes an approximately 22% interest in DIR Technologies (Detection IR) Ltd., an Israeli company, spun off from SCD, that is engaged in identification through thermal imaging technologies of counterfeit pharmaceuticals. We also own an approximately 14% equity interest in ImageSat International N.V., a company incorporated in Netherlands Antilles, involved in the operation of satellites for commercial and other applications and providing satellite imagery. (Also see Item 8. Financial Information – Legal Proceedings – ImageSat.)  We own an approximately 15% interest in Capital Nature Ltd., an Israeli company involved in investments in renewable energy ventures.  In addition, our wholly-owned subsidiary Incubit Technology Ventures Ltd. recently began operations in investing in start-up ventures engaged in a range of high-tech commercial activities in Israel.

During 2012 and the beginning of 2013, we sold certain ownership interests and assets relating to some non-core commercial activities.   See above “Recent Acquisitions, Mergers and Divestitures – Divestitures.”

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel(1)	U.S.(2)	Other Countries(3)

Owned	2,158,000 square feet	710,000 square feet	891,000 square feet
Leased	1,896,000 square feet	631,000 square feet	303,000 square feet

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

(3)	Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America, Australia and Asia.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including building projects, equipment, machinery and vehicles, amounted to approximately $102 million. Each of our manufacturing facilities generally operates at or near full capacity. Accordingly, we believe that our current facilities are adequate for our operations as now conducted.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. A license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology eventually exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2012, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

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

Approval of Israeli Defense Acquisitions

The Israeli Defense Entities Law (Protection of Defense Interests) establishes conditions for the approval of an acquisition or transfer of control of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” is to occur through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Trade, Industry and Labor Minister. Although no such orders have been issued as of the date of this annual report on Form 20-F, it is assumed that Elbit Systems and most of our Israeli subsidiaries will be designated as “defense entities” under the law and that the Israeli Government will issue such an order regarding our applicable Israeli companies. Under separate regulations, Elbit Systems and our major Israeli subsidiaries have been designated as “defense entities” by the Defense Minister with respect to Israeli law governing various aspects of defense security arrangements.

Orders to be issued under the Israeli Defense Entities Law will also establish other conditions and restrictions. It is anticipated that in the case of a publicly traded company such as Elbit Systems, Israeli government approval will be required for acquisition of 25% or more of the voting securities or a smaller percentage of shares that grant “means of control.” Means of control for purposes of the law include the right to control the vote at a shareholders’ meeting or to appoint a director. Orders relating to defense entities are also anticipated to, among other matters: (1) impose restrictions on the ability of non-Israeli resident citizens to hold “means of control” or to be able to “substantially influence” defense entities; (2) require that senior officers of defense entities have appropriate Israeli security clearances; (3) require that a defense entity’s headquarters be in Israel; and (4) subject a defense entity’s international joint ventures and various technology transfers to the approval of the IMOD.

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

Buy-Back

As part of their standard contractual requirements for defense programs, several of our customers include “buy-back” or “offset” provisions. These provisions are typically obligations to make, or to facilitate third parties to make, various specified transactions in the customer’s country, such as procurement of defense and commercial related products, investment in the local economy and transfer of know-how. (For a description of these provisions, see Item 5. Operating and Financial Review and Prospects – Off-Balance Sheet Transactions.)

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

Private Finance Initiatives (PFI).  Some of our projects operate under  PFI financing arrangements where we provide long-term financing arrangements or facilities, with the repayment  generally made based on the project’s cash flow. PFI projects can be structured in several ways.  PFI projects may require us to pledge equity and enter into relatively complex financial and other agreements. Such financing may be raised either through banks or institutional lenders and carries various financial risks and exposures.  In addition, PFI projects may require us to draw upon our equity base and borrowing capacities.  In recent years we were  involved in several PFI-type projects in Israel, and we expect to participate in future PFI contracts both in Israel and other countries.

Financial Risks Relating to Our Projects. The nature of our projects and contracts creates some potential financial risks, including risks relating to dependence on governmental budgets, fixed-price contracts for development effort and production, schedule extensions beyond our control, termination for the customer’s convenience, potential for monetary penalties for late deliveries or failure to perform in accordance with the contract requirements and liability for subcontractors. In addition, we receive payments for some of our projects in currencies other than U.S. dollars. In such cases, we sometimes elect to adopt measures to reduce the risk of exchange rate fluctuations. (See Item 3. Key Information – Risk Factors – General Risks Related to Our Business and Market.)

Intellectual Property

Patents, Trademarks and Trade Secrets. We own hundreds of living patent families including patents and applications registered or filed in Israel, the United States, the European Patent Office and other countries. We also hold dozens of living trademark families relating to specific products. A significant part of our intellectual property assets relates to unique applications of advanced software-based technologies, development processes and production technologies. These applications are often not easily patentable, but are considered as our trade secrets and proprietary information. We take a number of measures to safeguard our intellectual property against infringement as well as to avoid infringement of other parties’ intellectual property. (For risks related to our intellectual property see Item 3. Key Information – Risk Factors – General Risks Related to Our Business and Market.)

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 35% of our revenues in 2012 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the end product is purchased, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

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

We perform R&D projects to produce new systems for the IMOD and other customers. These projects give us the opportunity to develop and test emerging technologies. We developed new tools for fast prototyping for both the design and development process. This permits the operational team members to effectively specify requirements and to automatically transfer them into software code. Examples of our ongoing defense-related R&D projects include those for night operation capabilities, laser systems, display systems, helmet mounted systems, other avionics systems, aerial, land and sea-based unmanned vehicles and robotics, space based cameras, ISR systems, C4I systems, electric tank and turret drive systems, unmanned turret systems, communication systems and homeland security systems. Examples of our R&D in commercial areas include projects relating to commercial aviation and commercial night vision products for automobiles. We employ thousands of software, hardware and systems engineers engaged in advance programs for airborne, ground and naval defense, homeland security and space applications. In addition, most of our program and business line managers have engineering backgrounds. More than 50% of our total workforce is engaged in research, development and engineering.

Our customers, the Office of the Israeli Chief Scientist (OCS) and other R&D granting authorities sometimes participate in our R&D funding. We also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2010,  2011 and 2012:

	2010	2011	2012
	(U.S. dollars in millions)

Total Investment	$268.6	$288.7	$276.5
Less Participation*	34.5	47.6	43.1
Net Investment	$234.1	$241.1	$233.4

(Also see Item 5. Operating and Financial Review and Prospects – Summary of Operating Results – 2012 Compared to 2011 – Research and Development.)

*	See above – “Government Rights in Data” and see below – “Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding.”

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

Environmental Compliance

As part of overall Company policy, we are committed to environmental, health and safety standards in all aspects of our operations. This includes all regulatory requirements as well as ISO 14001 compliance. We also conduct a number of measures on an ongoing basis to promote environmentally friendly operational practices, including measures to reduce electrical, fuel and water consumption. There are no material environmental issues that affect the Company’s use of our facilities.

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

We use a project management method under the guidelines of Theory of Constraints (TOC) in many of our development projects. Using advanced software, work plans are continuously updated and are available to all integrated product team members. This method makes management more efficient and improves our ability to meet schedule demands of complex projects. Another TOC methodology is used to manage our manufacturing lines at various facilities in  Israel. We also use methods such as Kaizen and Lean. Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology and management tools, assists us in providing high quality and on-time implementation of projects.

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

Competitors in the sale of some of our products to the government of Israel include IAI and Rafael among others. From time to time we also cooperate with some of our competitors on specific projects. Outside of Israel, we compete in a number of areas with major international defense contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Northrop Grumman Corporation, BAE Systems, Rockwell Collins, L-3 Communications Corporation, Thales S.A., EADS, Finmeccanica S.p.A., Harris Corporation, AAI Corporation, FLIR Systems, Inc., Rhode and Schwartz GmbH,  Rheinmetall AG, Kongsberg Defense and Aerospace A.S. and Safran Group – Sagem Defense Securite S.A. Many of these competitors have greater financial, marketing and other resources than ours. We also compete in the worldwide defense market with numerous smaller companies. In addition, we compete with a range of companies in the commercial avionics market. In certain cases we also engage in strategic cooperative activities with some of our competitors.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ combat-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customer during the last three years was the IMOD, which accounted for  23% in 2010, 23% in 2011 and 15%  in 2012.

Ethics

We conduct our business activities and develop Company policies based on a firm commitment to ethical practices. In addition to our Code of Conduct (see Item 16.B) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating policies and procedures, including for anti-bribery compliance.  Our compliance program also includes ongoing training and enforcement. We also expect our supply chain to follow ethical practices. We are active in a number of international organizations relating to ethics and compliance.

Social Responsibility and Sustainability

We place importance on social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing ethics in our business practices. Our policy encourages the voluntary efforts of our Company entities and employees who donate their time and efforts in the support of members of our communities who are in need. In this regard, we place priority on initiatives to promote educational advancement, particularly in the technology sectors. A major activity resulting from our social responsibility policy is facilitating the placement of our employees as tutors in peripheral communities and less developed neighborhoods, providing technology-related knowledge as well as other educational resources generally lacking in those areas. We also promote numerous other community support activities, including involvement on a national level basis in major charitable organizations in Israel and the U.S. We place emphasis on best practices in corporate governance, ethical conduct and fair employment practices.  We also pursue continuous improvement of our operations from an environmental perspective. Our commitment to social responsibility and sustainability initiatives has been reflected in our ongoing ranking among the top Israeli companies in the “Maala” social responsibility index. We periodically publish a Sustainability Report detailing our activities in the areas of corporate responsibility, ethics, environmental initiatives and community-related activities.

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

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2012, the payments to the National Insurance Institute were equal to approximately 17.9% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 67%, and the employer contributes approximately 33%.

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

General

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Item 18. Financial Statements – Note 2.

Our results of operations and financial condition are based on our consolidated financial statements, which are presented in conformity with United States generally accepted accounting principles (U.S. GAAP). The preparation of the consolidated financial statements requires management to select accounting policies as well as estimates and assumptions and to make judgments that involve the accounting policies described below that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in our critical accounting policies could materially impact our operating results and financial condition.

We believe our most critical accounting policies relate to:

•	Revenue Recognition.

•	Business Combinations.

•	Impairment of Long-Lived Assets and Goodwill.

•	Other-Than-Temporary Decline in Value of Investments in Investee.

•	Useful Lives of Long-Lived Assets.

•	Taxes on Income.

•	Stock-Based Compensation Expense.

Revenue Recognition

We generate revenues principally from fixed-price long-term contracts involving the design, development, manufacture and integration of defense electronic systems and products. In addition, to a minor extent, we provide support and services for such systems and products.

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

In cases where the contract involves the delivery of products and performance of services, or other obligations, we follow the guidelines specified in ASC 605-25. “Multiple-Element Arrangements”, in order to allocate the contract consideration between the identified different elements using the relative selling price method to allocate the entire arrangement consideration. The selling price of each element would be allocated by using a hierarchy of: (i)  Vendor Specific Objective Evidence (VSOE); (ii) third-party evidence of the selling price for that element; or (iii) estimated selling price for individual elements of an arrangement when VSOE or third-party evidence of the selling price is unavailable.

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or manufacturing and production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Our service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation service, etc. Revenue from services were less than 10% of consolidated revenues in each of the fiscal years 2010, 2011and 2012.

Business Combinations

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable intangible assets, are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. For each of the years ended December 31, 2010, 2011 and 2012, no material impairment was identified.

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

For each of the three years in the period ended December 31, 2012, no material impairment was identified.

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

During 2012 no material impairment was recognized. During 2011, an impairment loss was recorded in the amount of  $9.5 million relating to our investment in Fraser-Volpe LLC, a subsidiary that is classified as held-for-sale. During 2010, no material impairment was recognized.

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

Stock-Based Compensation Expense

We apply ASC 718 “Compensation – Stock Based Compensation” (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options based on estimated fair values and cash-based awards linked to the share price. Stock-based compensation expense in 2012 was $3.3 million, in 2011 was $2.0 million and  in 2010 was $5.2 million. (See Item 18. Financial Statements – Notes 2(Z) and 21 for additional information.)

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

Governmental Policies

Governmental policies and regulations applicable to defense contractors, such as cost accounting and audit, export control, procurement solicitation and anti-bribery rules and regulations, could have a material impact on our operations. (See Item 3. Risk Factors – General Risks Related to Our Business and Market and Item 4. Information on the Company – Governmental Regulation.) According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 20-F an assessment, as of the end of the fiscal year, of the effectiveness of our internal controls over financial reporting. (See Item 15. Controls and Procedures – Management’s Annual Report on Internal Control Over Financial Reporting.)

Recent Accounting Pronouncements

See Item 18. Financial Statements – Notes 2(AD).

Long-Term Arrangements and Commitments

Government Funding of Development. Elbit Systems and certain Israeli subsidiaries partially finance our research and development expenditures under programs sponsored by the Government of Israel Office of the Chief Scientist (OCS) for the support of research and development activities conducted in Israel. At the time the funds are received, successful development of the funded projects is not assured. In exchange for the funds, Elbit Systems and the subsidiaries pay 2% – 5% of total sales of the products developed under these programs. The obligation to pay these royalties is contingent on actual future sales of the products. Elbit Systems and some of our subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of some of the technologies developed with such respective entity’s funds. (See Item 4. Information on the Company – Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding.)

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment as of December 31, 2012 were as follows:  $34.1million for 2013, $29.2 million for 2014, $21.0 million for 2015, $18.7 million for 2016, $13.8 million for 2017 and $93.1 million for 2018 and thereafter. (See below “Contractual Obligations”.)

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. (See below – “Liquidity and Capital Resources – Financial Resources”). Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. (See Item 18. Financial Statements – Note 20(F).)  As a result of recognition of the expense due to the cessation of a program with a foreign customer in December 2011 (see Item 18. Financial Statements -  Notes 1(C) and 20(F)), as of December 31, 2011, we did not meet one of our covenants.  During the first quarter of 2012, the banks waived such covenant through March 31, 2013, and accordingly, as of December 31, 2011, our bank credits and loans were not negatively affected. As of December 31, 2012, the Company met all financial covenants.

Bank Guarantees. As of December 31, 2012 and 2011, guarantees in the aggregate amount of approximately $1,070 million and $1,040 million, respectively, were issued by banks on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2012 and 2011, we had purchase commitments of approximately  $949 million and $1,026 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2012

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

Our backlog of orders as of December 31, 2012 was $5,683 million, of which 67%was for orders outside Israel. Our backlog as of December 31, 2011 was $5,528 million, of which 75% was for orders outside Israel. Approximately 68% of our backlog as of December 31, 2012 is scheduled to be performed during 2013 and 2014. The majority of the 32% balance is scheduled to be performed in 2015 and 2016. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

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

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2012.

	Year ended December 31,
	2012		2011		2010
	$	%	$	%	$	%
	(in thousands of U.S. dollars except per share data)
Total revenues	$2,888,607	100.0	$2,817,465	100.0	2,670,133	100.0
Cost of revenues	2,072,742	71.8	2,085,451	74.0	1,872,263	70.1
Gross profit	815,865	28.2	732,014	26.0	797,870	29.9
Research and development (R&D) expenses	276,458	9.6	288,668	10.2	268,578	10.0
Less – participation	(43,071)	(1.5)	(47,576)	(1.6)	(34,447)	(1.29)
R&D expenses, net	233,387	8.1	241,092	8.6	234,131	8.8
Marketing and selling expenses	241,911	8.4	235,909	8.4	229,942	8.6
General and administrative expenses	137,517	4.8	139,349	4.9	131,200	4.9
Acquired IPR&D and other expenses	–	–	–	–	(4,756)	(0.2)
	612,815	21.2	616,350	21.9	590,517	22.1
Operating income	203,050	7.0	115,664	4.1	207,353	7.8
Financial expenses, net	(26,086)	(0.9)	(13,569)	(0.5)	(21,251)	(0.8)
Other income, net	78	0.0	1,909	0.1	13,259	0.5
Income before taxes on income	177,042	6.1	104,004	3.7	199,361	7.5
Taxes on income	17,099	0.6	13,624	0.5	24,037	0.9
	159,943	5.5	90,380	3.2	175,324	6.6
Equity in net earnings of affiliated companies and partnerships	11,160	0.4	15,377	0.6	18,796	0.7
Income from continuing operations	$171,103	5.9	$105,757	3.8	194,120	7.3
Income (loss) from discontinued operations, net	(616)	(0.0)	(15,977)	(0.6)	921	–
Net income	170,487	5.9	89,780	3.2	195,041	7.3
Less – net loss (income) attributable to non-controlling interests	$(2,608)	(0.1)	$508		(11,543)	(0.4)
Net income attributable to the Company’s shareholders	$167,879	5.8	$90,288	3.2	183,498	6.9
Diluted net earnings (loss) per share:
Continuing operations	$3.98		$2.31		4.24
Discontinued operations	(0.01)		(0.22)		0.01
Total	$3.97		$2.09		$4.25

2012 Compared to 2011

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2012		December 31, 2011
	$ millions	%	$ millions	%

Airborne systems	1,054.5	36.5	969.4	34.4
Land systems	374.5	13.0	405.3	14.4
C4ISR systems	1,017.6	35.2	996.4	35.4
Electro-optic systems	324.1	11.2	300.2	10.6
Other (mainly non-defense engineering and production services)	117.9	4.1	146.2	5.2
Total	2,888.6	100.0	2,817.5	100.0

         Our consolidated revenues increased by 2.5% from $2,817.5 million in 2011 to $2,888.6 million in 2012.

The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operations.  The major increase was in the airborne systems area of operations, primarily due to increased revenues in North America for avionic systems, aerostructures and maintenance services.  The decrease in the land systems area of operations was mainly due to a decline in revenues for fire control and life support systems in Israel and North America.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2012		December 31, 2011
	$ millions	%	$ millions	%
Israel	519.9	18.0	697.2	24.8
North America	909.4	31.5	890.7	31.6
Europe	561.1	19.4	552.4	19.6
Latin America	258.8	9.0	165.5	5.9
Asia-Pacific	568.4	19.7	460.0	16.3
Other	71.0	2.4	51.7	1.8
Total	2,888.6	100	2,817.5	100.0

        The distribution of revenues by geographical regions has been modified in certain respects from our reports in prior years. The regions of " Israel" and "Europe" remain unchanged. The "U.S." region has been changed to "North America", which includes the U.S. and Canada. We now also include two new regions: "Latin America" and "Asia-Pacific" (east of the Caspian Sea.) The remaining markets are included in "Other".

The decline in revenues in Israel was mainly a result of reduced revenues relating to fire control and command and control systems. The increased revenues in Asia-Pacific was mainly related to electro-optics and communication equipment. The increased revenues in Latin America was mainly due to UAS and command and control systems.

Cost of Revenues and Gross Profit

Cost of revenues in 2012 was $2,072.7 million (with a gross profit margin of 28.2%) as compared to $2,085.5 million (with a gross profit margin of 26.0%) in 2011. Cost of revenues in 2011 included an expense of $72.8 million related to the cessation of a program with a foreign customer (See Item 18. Financial Statements – Note 1(C).)

Gross profit for the year ended December 31, 2012 was $815.9 million (28.2% of revenues), as compared with gross profit of $732.0 million (26.0% of revenues) in the year ended December 31, 2011. The gross profit margin in 2012 increased mainly as a result of the mix of programs sold in the year. The gross profit in 2011 was reduced by an expense of $72.8 million related to the cessation of a program with a foreign customer.

Research and Development (R&D)

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal (B&P) efforts and are expensed as incurred.

Gross R&D expenses in 2012 totaled $276.5 million (9.6% of revenues) as compared with $288.7 million (10.2% of revenues) in 2011.

Net R&D expenses (after deduction of third party participation) in 2012 totaled $233.4 million (8.1% of revenues), as compared to $241.1 million (8.6% of revenues) in 2011.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2012 were $241.9 million (8.4% of revenues), as compared to $235.9 million (8.4% of revenues) in 2011.

General and Administration (G&A) Expenses

G&A expenses in 2012 were $137.5 million (4.8% of revenues), as compared to $139.3 million (4.9% of revenues) in 2011.

Operating Income

Our operating income in 2012 was $203.1 million (7.0% of revenues), as compared to $115.7 million (4.1% of revenues) in 2011. The lower amount and margin of operating income in 2011 was mainly a result of the cessation of the program mentioned above.

Financial Expense (Net)

Net financing expenses in 2012 were $26.1 million, as compared to $13.6 million in 2011. The increase in 2012 is related to interest on the additional issued Series A Notes. The financial expenses in 2011 were lower as a result of income primarily from currency hedging activities and the settlement of the ImageSat transaction.

Other Income (Net)

Other income, net in 2012 was a $0.1  million gain, as compared to a gain of $1.9 in 2011.

Taxes on Income

Our tax rate represents a weighted average of the tax rates to which our various entities are subject.

Income taxes in 2012 were $17.1 million (effective tax rate of 9.7%) as compared to an income taxes of $13.6 million (effective tax rate of 13.1%) in 2011.  The effective tax rate was affected by prior years adjustments of $5.5 million. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income. We continue to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $26.1  million and $11.5 million, respectively, in 2012 and 2011, significantly influencing our effective tax rates.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates), and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2012, we had income of $11.2 million from our share in earnings of affiliates, as compared to income of $15.4 million in 2011.

Loss from Discontinued Operations, Net

Loss from discontinued operations for the year ended December 31, 2012, amounted to $0.6 million.  The net loss from discontinued operations (after deducting the minority interest) amounted to $0.4 million.

Net Income and Earnings Per Share (EPS)

Net income in 2012 was $167.9 million (5.8% of revenues), as compared to net income of $90.3 million (3.2% of revenues) in 2011. The net income in 2011 included the net effect of the cessation of a program which amounted to $62.2 million. (See Item 18. Financial Statements – Note 1(C).)  Diluted EPS was $3.97 in 2012, as compared to $2.09 in 2011.

The number of shares used for computation of diluted EPS in the year ended December 31, 2012 was 42,277,000  shares, as compared to 43,131,000 shares in the year ended December 31, 2011.

2011 Compared to 2010

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

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2011		December 31, 2010
	$ millions	%	$ millions	%
Israel	697.2	24.8	651.0	24.4
North America	890.7	31.6	844.0	31.6
Europe	552.4	19.6	541.7	20.3
Latin America	165.5	5.9	152.1	5.7
Asia-Pacific	460.0	16.3	459.6	17.2
Other countries	51.7	1.8	21.7	0.8
Total	2,817.5	100.0	2,670.1	100.0

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

Company’s Shares in Earnings of Affiliated Entities

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

Israeli Debt Offering

In June 2010, Elbit Systems completed a public offering in Israel on the TASE of NIS 1.1 billion (approximately $283 million) Series A Notes (the Series A Notes). The Series A Notes were offered and sold pursuant to a shelf prospectus filed in May 2010 with the Israeli Securities Authority and the TASE. The shelf prospectus allowed us, during a period of 24 months following its publication, to raise capital from the public in Israel, from time to time, by issuing notes or warrants that are exercisable into notes subject to the terms of the shelf prospectus and to the publication of a supplemental shelf offering report describing the terms of the securities offered and the details of the specific offering.

In March and May 2012, respectively, under the framework of the shelf prospectus, Elbit Systems completed both an additional public offering on the TASE and a private placement in Israel to Israeli institutional investors, of new Series A Notes, for an aggregate consideration of approximately NIS 926 million (approximately $249 million). All Series A Notes form a single series.

We account for the outstanding principal amount of our Series A Notes as long-term liability, in accordance with ASC 470, “Debt”, with current maturities classified as short-term liabilities. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the Series A Notes using the effective interest rate method. As of December 31, 2012, the value of the Series A Notes was $450,727 million, less $58,275 million in current maturities and a fair value adjustment of $16,158 million from cross-currency interest rate swaps.

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

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes that were issued in 2010 and the additional Series A Notes that were issued in 2012. Under the cross currency interest rate swaps, we receive fixed NIS at a rate of 4.84% on NIS 2 billion and pay floating six-month USD LIBOR plus an average spread of 1.84% on $450 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. Both the debt and the swap instruments pay semi-annual coupons on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, we are currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2012) plus an average of 1.84% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting. (See also Item 11. Quantitative and Qualitative Disclosures about Market Risk.)

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

2012

Our net cash flow generated from operating activities in 2012 was approximately $198.4 million, resulting mainly from our net income and the increase in advances received from customers.

Net cash flow used in investment activities in 2012 was approximately $117.6 million, which was used mainly to purchase property, plant and equipment and investment in available-for-sale marketable securities.

Net cash flow used for financing activities in 2012 was approximately $84.1 million, which was used mainly for purchase of treasury shares, repayment of Series A Notes and payment of dividends to shareholders.

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As a result of recognition of the expense due to the cessation of a program with a foreign customer in December 2011 (see Item 18. Financial Statements - Note 1(C)), as of December 31, 2011, we did not meet one of our covenants. Subsequent to our balance sheet date (December 31, 2011), in March 2012 the banks waived such covenant through March 31, 2013, and accordingly our bank credits and loans as of December 31, 2011, were not negatively affected. As of December 31, 2012, the Company met all financial covenants.

On December 31, 2012, we had total borrowings from banks and public institutes  in the amount of $206 million, including $174  million in long-term loans, of which most of the loans mature in 2014 and $1,070 million in guarantees issued on our behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. In addition, at December 31, 2012, we had $467 million in outstanding debt under our Series A Notes, including $58 million maturing in 2013. On December 31, 2012, we had a cash balance amounting to $199 million. We also have the ability to raise funds on the capital market and through expansion of our credit lines. (See above “Israeli Debt Offering.”)

As of December 31, 2012, we had working capital of $375 million and a current ratio of 1.25. We believe that our working capital and cash flow from operations will be sufficient to support our current requirements and financial covenants.

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

For further information on the level, maturity and terms of our borrowings, see Item 18. Financial Statements – Notes 12 and 15.

We believe our ability to access external capital resources should be sufficient to satisfy existing short-term and long-term commitments and plans, and also to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year.

Pensions and Other Post-Retirement Benefits

We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. (For our pension and other post-retirement benefit assumptions at December 31, 2012 and 2011, see Item 18 – Financial Statements – Note 17.)

At December 31, 2012 our termination obligations were $407.7 million, of which we had severance funds of $302.7 million set aside to satisfy potential obligations.

Auction Rate Securities.  As of December 31, 2010, we had approximately $31.6 million (before cumulative impairment losses of $28.6 million) of principal invested in ARS. The estimated market value of our ARS holdings at December 31, 2010 was $7.2 million. In the fourth quarter of 2011 we sold our investment in the ARS for a consideration of $9.4 million.

Material Commitments for Capital Expenditures.  We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2013 and the subsequent fiscal year. (See above “Financial Resources.”) We believe our anticipated capital expenditures (which include mainly the purchase of equipment, vehicles and buildings) as of December 31, 2012 were at a similar level to those as of December 31, 2011. We plan to pay for such anticipated expenditures using cash from operations. (See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.)

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

On December 31, 2012, our liquid assets were comprised of bank deposits, and short and long-term investments. Our deposits and investments are based on variable interest rates, and their value as of December 31, 2012 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2010, the inflation rate was approximately 2.7%, and the NIS strengthened against the U.S. dollar by approximately 6%. In 2011, the inflation rate was approximately 2%, and the NIS devalued against the U.S. dollar by approximately 8%. In 2012, the inflation rate was approximately 1.6%, and the NIS strengthened  against the U.S. dollar by approximately 2%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

Most of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2012 by forward contracts. On December 31, 2012, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies. On December 31, 2012, we had forward contracts for the sale and purchase of such foreign currencies totaling approximately $285 million ($192 million in Euros, $74 million in GBP and the balance of $19 million in other currencies).

We also use forward exchange hedging contracts and options strategies in order to limit our exposure to exchange rate fluctuation associated with payroll expenses, mainly incurred in NIS. These include forward contracts with notional amount of $386 million in NIS maturing in 2013. (See also Item 11. Quantitative and Qualitative Disclosure of Market Risks.) As of December 31, 2012, an unrealized net gain of approximately $16.2 million was included in accumulated other comprehensive income. As of December 31, 2012, all of the forward contracts are expected to mature during the years 2013 – 2018.

Regarding the measures taken to reduce the foreign currency exchange rate impact on our Series A Notes see above “Liquidity and Capital Resources – Israeli Debt Offering.”

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2012 and is presented in millions of U.S. dollar equivalent terms:

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Buy US$ and Sell:
Euro	131.7	2.2
GBP	28.3	(0.1)
NIS	–	–
Other various currencies	14.8	(1.3)

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Sell US$ and Buy:
Euro	60.7	(0.9)
GBP	45.3	1.2
NIS	386.1	17.2
Other various currencies	4.3	1.4
____________________
*       Notional amount information is based on the foreign exchange rate at year end.

Contractual Obligations

	Less than			More than
	1 year	2-3 years	4-5 years	5 years
	(U.S. dollars in millions)

1. Long-Term Debt Obligations	32	174	2	–
2. Series A Notes	58	117	117	175
3. Operating Lease Obligations*	34	50	33	93
4. Purchase Obligations*	741	172	32	4
5. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP**	–	–	–	–
6. Other Long-Term Liabilities***	–	–	–	–
Total	865	513	182	272
____________________

*	For further description of the Purchase Obligations see above “Long-Term Arrangements and Commitments – Purchase Commitments” and See Item 18. Financial Statements – Notes 20(D) and 20(H).

**
The obligation amount does not include an amount of $408 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2(R) and 17. The obligation amount also does not include an amount of $53 million of tax reserve related to uncertain tax positions. See Item 18. Financial Statements – Note 18.

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

Should we be unable to meet such obligations we may be subject to contractual penalties, and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. (See Item 3. Risk Factors – General Risks Related to Our Business and Market.)

At December 31, 2012, we had outstanding buy-back obligations totaling approximately $748 million that extend through 2020.

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

The non-GAAP financial data below includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management’s judgment, are items that are considered to be outside the review of core operating results. In our non-GAAP presentation below, we made the following adjustments to our GAAP net income: (1) added back amortization of purchased intangible assets; (2) added back significant reorganization, restructuring and other related expenses; (3) added back impairment of investments, including impairment of ARS; (4) subtracted gain from changes in holdings, including revaluation of the previously held shares at the acquisition date when a business combination is achieved in stages (step-up); (5) added back impairment loss from discontinued operations; (6) excluded the impact of the cessation of a program with a foreign customer; and (7) excluded the income tax effects of the foregoing.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions)

	2012	2011	2010

GAAP gross profit	815.9	732.0	797.9
Adjustments:
Amortization of intangible assets	24.2	30.9	25.0
Cessation of program(1)	–	72.8	–
Reorganization, restructuring and other related expenses(2)	–	–	12.8
Non-GAAP gross profit	840.1	835.7	835.7
Percent of revenues	29.1%	29.7%	31.3%

GAAP operating income	203.1	115.7	207.4
Adjustments:
Amortization of intangible assets	49.3	57.3	47.7
Cessation of program(1)	–	72.8	–
Reorganization, restructuring and other related expenses(2)	–	–	16.4
Impairment of investments(3)	–	–	1.3
Gain from changes in holdings(4)	–	–	(4.8)
Non-GAAP operating income	252.3	245.8	268.0
Percent of revenues	8.7%	8.7%	10.0%

GAAP net income attributable to Elbit Systems’ shareholders	167.9	90.3	183.5
Adjustments:
Amortization of intangible assets	49.3	57.3	47.7
Cessation of program(1)	–	72.8	–
Reorganization, restructuring and other related expenses(2)		–	16.4
Impairment of investments(3)	–	0.5	1.3
Gain from changes in holdings(4)	(2.3)	–	(17.6)
Adjustment of loss (gain) from discontinued operations, net(5)	0.4	9.4	(0.5)
Related tax benefits	(8.9)	(23.7)	(8.9)
Non-GAAP net income attributable to Elbit Systems’ shareholders	206.3	206.6	221.9
Percent of revenues	7.1%	7.3%	8.3%

Non-GAAP diluted net EPS	4.9	4.8	5.1

(1)	Adjustment of expenses related to cessation of a program, which resulted in write-off of inventories and other related costs.
(2)
Adjustment of reorganization, restructuring and other related expenses in 2010 were mainly due to write-off of inventories in the amount of approximately $13 million related to the acquisitions of Soltam and ITL.

(3)	Impairment of investments in 2011 was due to adjustment of impairment in available-for-sale marketable securities, and in 2010 were due to the impairment of intangible assets.
(4)
Adjustment of gain from changes in holdings includes the income from the sale of investments in affiliated companies of $2.3 million in 2012, a sale of Mediguide shares of $12.8 million in 2010 and a gain of $4.8 million from a revaluation of a previously held investment due to accounting treatment as a business combination achieved in stages in 2010.

(5)
Adjustment of loss from discontinued operations, net of tax and minority interest, related to impairment of a held-for-sale investment acquired during 2010, as part of the acquisition of the Mikal group of companies.

Item 6.                  Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors (Board)

Our directors as of February 28, 2013 are as follows:

Name	Age	Director Since

Michael Federmann (Chairman)	69	2000
Moshe Arad	78	2005
Avraham Asheri	75	2000
Rina Baum	67	2001
David Federmann	38	2007
Yigal Ne’eman	71	2004
Yehoshua Gleitman (External Director)	63	2010
Dov Ninveh	65	2000
Dalia Rabin (External Director)	62	2010

The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2013. The term of office for Yehoshua Gleitman as an External Director expires in March 2016, and the term of office for Dalia Rabin as an External Director expires in November 2013.

Michael Federmann. Michael Federmann has served as chairman of the Board since 2000. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as chairman and CEO of Federmann Enterprises Ltd. (FEL). Currently, he also serves as chairman of the board of directors of Dan Hotels Ltd. (Dan Hotels). Mr. Federmann is chairman of the board of governors of the Hebrew University of Jerusalem (the Hebrew University). He serves as the president of the Israel - Germany Chamber of Industry and Commerce. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University.

Moshe Arad. Moshe Arad served as vice president for external relations of the Hebrew University from 1994 to 2004. He currently serves as the chairman of the board of trustees of The Harry S. Truman Research Institute for the Advancement of Peace of The Hebrew University and is a member of the board of  the Israeli branch of the Mandel Foundation of Cleveland, Ohio. From 1994 to 1999, he was a member of the board of directors of Elbit Ltd. During 1992 and 1993, Mr. Arad served as director general of the Israel Ministry of Communications. From 1990 to 1992, he was a member of the Tel-Aviv law firm of Herzog, Fox, Ne’eman. Mr. Arad served as Israel’s ambassador to the United States from 1987 to 1990 and as Israel’s ambassador to Mexico from 1983 to 1987. Ambassador Arad holds a bachelor’s degree in political science and international relations and an L.L.B. degree from the Hebrew University. Mr. Arad serves on the Audit Committee and the Financial Statements Review Committee of the Board.

Avraham Asheri. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Elron Electronic Industries Ltd., Koor Industries Ltd., Mikronet Ltd. and Radware Ltd. Mr. Asheri was president and chief executive officer of Israel Discount Bank from 1991 until 1998, and executive vice president and member of its management committee from 1983 until 1991. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as director general of the Israel Ministry of Industry and Trade, managing director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor’s degree in economics and political science from the Hebrew University. Mr. Asheri serves as chair of the Corporate Governance and Nominating Committee and as a member of the Audit Committee, the Compensation Committee and the Financial Statements Review Committee of the Board.  He is considered by the Board to have financial and accounting expertise under the Companies Law.

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

Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served since 2001 as the managing partner of Platinum VC, a venture capital firm. He currently serves as chairman of the board of directors of Capital Point Ltd. and is a director of Teuza – A Fairchild Technology Venture Ltd. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chairman of the U.S.-Israel Industrial R&D Foundation, joint chairman of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s (Elop) marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel, is chairman of the executive board of Holon Institute of Technology and is a member of the executive board of Tel-Aviv University. Dr. Gleitman holds bachelors of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as chair of the Audit Committee and of the Financial Statements Review Committee and as a member of the Corporate Governance and Nominating Committee and the Compensation Committee of the Board. He is considered by the Board to have financial and accounting expertise under the Companies Law.

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

Dov Ninveh. Dov Ninveh has served as chief financial officer and a manager in FEL since 1994 and as general manager of Heris Aktiengesellschaft since August 2012. He serves as a director of Dan Hotels and Etanit Ltd. and as a member of the board of Freiberger.  Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor’s degree in economics and management from the Israel Institute of Technology (the Technion).

Dalia Rabin (External Director). Dalia Rabin has served since 2002 as the chairperson of the Yitzhak Rabin Center, a national institute dedicated to ensuring that former Prime Minister and Minister of Defense Yitzhak Rabin’s legacy continues to impact Israeli society through experiential educational programming, a national archive and a museum. Mrs. Rabin was a member of the Israeli government from 1999 until 2002. She was elected to the Knesset as a member of the Center Party in 1999 and served as chairperson of the Ethics Committee. She also served on the Constitution, Law and Justice Committee, the Committee for the Advancement of the Status of Women, the State Control Committee and the Committee for the Advancement of the Status of the Child. In 2001, Mrs. Rabin was appointed Deputy Minister of Defense. She resigned in 2002 to head the Rabin Center. Prior to her election to the Knesset, Mrs. Rabin served as the legal advisor of the professional associations of the General Federation of Labor (the Histadrut). She also served for 14 years in the Tel-Aviv District Attorney’s Office in the Civil Division, specializing in labor law. Mrs. Rabin holds an L.L.B. degree from Tel-Aviv University. Mrs. Rabin serves as chair of the Compensation Committee and as a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee of the Board.

Executive Officers

Our executive officers (the President and CEO and the management officials reporting to the President and CEO) as of February 28, 2013 are as follows:

Name	Age	Position

Joseph Ackerman	63	President and Chief Executive Officer

Bezhalel Machlis	49	Executive Vice President - President and CEO Designee

Elad Aharonson	39	Executive Vice President and General Manager – UAS Division

Jonathan Ariel	56	Executive Vice President and Chief Legal Officer

David Block Temin	57	Executive Vice President, Chief Compliance Officer and Senior Counsel

Adi Dar	41	Executive Vice President and General Manager – Electro-Optics Elop Division

Itzhak Dvir	65	Executive Vice President and Chief Operating Officer

Jacob Gadot	65	Executive Vice President – International Marketing and Business Development

Joseph Gaspar	64	Executive Vice President and Chief Financial Officer

Zeev Gofer	60	Executive Vice President – Strategic and Business Development - North America

Dalia Gonen	61	Executive Vice President – Human Resources

Ran Hellerstein	62	Executive Vice President and Co-General Manager – Aerospace Division

Edgar Maimon	57	Executive Vice President and General Manager – EW and SIGINT Elisra Division

Ilan Pacholder	58	Executive Vice President – Mergers and Acquisitions, Offset and Financing

Marco Rosenthal	66	Executive Vice President - Corporate Shared Services

Haim Rousso	66	Executive Vice President – Engineering and Technology Excellence

Gideon Sheffer	64	Executive Vice President – Strategic Planning and Business Development – Israel

Yoram Shmuely	52	Executive Vice President and Co-General Manager – Aerospace Division

Udi Vered	55	Executive Vice President and General Manager – Land and C4I Division

Joseph Ackerman. Joseph Ackerman was appointed as President and Chief Executive Officer in 1996. In August 2012, he announced his retirement effective March 31, 2013.  From 1996 to 2004, he served as a member of our Board. From 1994 to 1996, he served as senior vice president and general manager of Elbit Ltd.’s defense systems division. Mr. Ackerman joined Elbit Ltd. in 1982 and held various management positions, including general manager – EFW, senior vice president – operations, vice president – operations and vice president – advanced battlefield systems. He serves as chairman or as a director on the boards of many of our affiliated companies. Mr. Ackerman holds a bachelor of science degree in aeronautical engineering from the Technion and was awarded an honorary doctorate by the Technion.

Bezhalel Machlis. Bezhalel Machlis was designated in August 2012 to succeed Joseph Ackerman as the Company’s President and CEO, effective April 1, 2013.  From 2008 until December 2012, he served as executive vice president and general manager – land and C4I division, after serving as corporate vice president and general manager – land systems and C4I since 2004. In 2003, he served as corporate vice president and general manager – ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president – battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and an MBA from Tel-Aviv University. He is a graduate of Harvard University Business School's Advanced Management Program.

Elad Aharonson. Elad Aharonson was appointed as Executive Vice President and General Manager – UAS Division in 2011, after serving as vice president – UAV systems since 2009. He joined Elbit Systems in 2004 and held various senior program management positions relating to UAS. Prior to that, Mr. Aharonson served as an officer in the IDF holding command positions in the Artillery Branch and in the Ground Forces’ UAV unit. Mr. Aharonson holds an L.L.B. degree in law and a bachelor’s degree in business administration from the Hebrew University.

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

Ran Hellerstein. Ran Hellerstein was appointed as Executive Vice President and Co-General Manager – Aerospace Division in 2008. He has announced his retirement and effective March 31, 2013 will stepdown from his current position. Mr. Hellerstein served as corporate vice president and co-general manager – aircraft and helmet systems since 2003. Mr. Hellerstein served as corporate vice president and co-general manager – aircraft and helicopter upgrades and systems from 2000 until 2003. From 1996 until 2000, he served as vice president – development and engineering division, having served as division manager since 1993. Mr. Hellerstein joined Elbit Ltd. in 1978 and served in various management positions, including manager of the engineering division, department manager, technical manager and systems engineer. Mr. Hellerstein holds bachelor and master of science degrees in electrical engineering from the Technion.

Edgar Maimon. Edgar Maimon was appointed as Executive Vice President and General Manager – EW and SIGINT Elisra Division in February 2013. From 2005 until his current appointment Mr. Maimon served as vice president of marketing and business development at Elbit Systems EW and SIGINT – Elisra Ltd. (Elisra).  He joined Elisra in 2004.  Prior to that Mr. Maimon served for 26 years in the IAF, where he holds the rank of colonel (reserves).  He served as the head of the IAF’s C4I systems engineering department and held several additional senior positions in the IAF.  Mr. Maimon holds a bachelor of science degree in electronic engineering from Ben Gurion University.

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

Marco Rosenthal. Marco Rosenthal was appointed as Executive Vice President -  Corporate Shared Services in 2011, having served prior to that as executive vice president and co-general manager – technologies and operations division from 2008, and as corporate vice president and co-general manager – technologies and operations division since 2005. He served as corporate vice president – manufacturing and purchasing from 2001 until 2005, having served from 1999 to 2001 as vice president – operations and general manager of the Karmiel facility. From 1996 to 1999, he served as vice president – material. Mr. Rosenthal joined Elbit Ltd. in 1975 and held various management positions, including director of the sales department. Mr. Rosenthal holds a degree in technical engineering from the Technion and a degree in business management from Haifa University.

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

Yoram Shmuely. Yoram Shmuely was appointed as Executive Vice President and Co-General Manager – Aerospace Division in 2008 and effective March 31, 2013, will assume the position of sole General Manager of the Aerospace Division.  Mr. Shmuely served as corporate vice president and co-general manager – airborne and helmet systems since 2003. He served as corporate vice president and general manager – helmet mounted systems from 2000 until 2003. From 1998 until 2000, he was vice president – helmet  mounted  systems division. From its founding in 1996 until 1998, he served as president of VSI. Mr. Shmuely joined Elbit Ltd. in 1990 and served as director of Elbit Ltd.’s helmet mounted display business. He served as a fighter aircraft pilot in the IAF. Mr. Shmuely holds a bachelor of science degree in electronic engineering from the Technion.

Udi Vered. Yehuda (Udi) Vered was appointed Executive Vice President  and General Manager – Land and C4I Division in January 2013.  From 2009 until his current appointment Mr. Vered served as executive vice president – service solutions as well as vice president – marketing for the land and C4I division. Prior to that, since 2004 he served as chief financial officer and vice president for contracts and sales of the land and C4I division. Mr. Vered joined Elbit Systems in 2003 as vice president for contracts and sales and chief financial officer – ground, C4I and battlefield systems. Before that, he served as an aircrew officer in the IAF, where he holds the rank of colonel (reserves). Mr. Vered holds a bachelor of arts degree in management and economics from Tel-Aviv University, an MBA from Ben Gurion University and is a graduate of the Harvard University Business School’s Advanced Management Program.

President and CEO of Elbit Systems of America

Elbit Systems of America’s President and CEO reports to the board of directors of Elbit Systems of America in accordance with the provisions of the Special Security Agreement with the U.S. Department of Defense. (See Item 4. Information on the Company – U.S. Subsidiaries.)  Raanan Horowitz serves as President and CEO of Elbit Systems of America.

Raanan Horowitz. Raanan Horowitz was appointed President and Chief Executive Officer of Elbit Systems of America in 2007. He served as executive vice president and general manager of EFW from 2001 until his current appointment. From 1991 until 2001, Mr. Horowitz held various management positions with EFW and other U.S. subsidiaries of the Company. From 1989 to 1991, he served as a senior program manager for Elbit Ltd. Mr. Horowitz serves on the executive committee of the board of governors of the Aerospace Industries Association and is a member of the executive committee of the national board of directors of the Leukemia and Lymphoma Society. Mr. Horowitz holds an MBA from the Seidman School of Business of Grand Valley State University in Allendale, Michigan. He also holds a master of science degree in electrical engineering and a bachelor of science degree in mechanical engineering from Tel-Aviv University.

Compensation of Directors and Executive Officers

The following table sets forth the aggregate compensation paid to all of our directors and executive officers as a group for the fiscal year ended December 31, 2012:

	Salaries, Directors’ Fees Commissions and Bonuses		Pension, Retirement and Similar Benefits
	(U.S. dollars in thousands)

All directors (consisting of 9 persons)	$296	*	$–
All executive officers (consisting of 19 persons)	$11,580	**	$1,003

*
Elbit Systems’ shareholders at the annual general shareholders meeting held in 2004 approved payment to directors thereafter in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity. These rates were linked to the Israeli consumer price index. At an extraordinary general shareholders meeting held in 2008, our shareholders approved increasing compensation, so long as such approval has not been replaced or revoked by the shareholders. to our External Directors and to other directors meeting the director independence criteria of Nasdaq, each of whom has additional duties under applicable non-Israeli law. The increased compensation was consistent with amendments to Israeli law regarding compensation to External Directors who serve on the boards of “dual listed” companies, such as Elbit Systems, and are subject to corresponding additional duties.

As a result, External Directors and other such “independent” directors are and will be entitled, so long as the above-mentioned resolution adopted in 2008 is in effect, to an annual fee of NIS  114,775 (equal to approximately $29,858) and a per meeting fee of 2,525 NIS (equal to approximately $656), which reflect the fees levels previously approved at the 2008 Shareholders’ Extraordinary General Meeting and linked to the Israeli consumer price index. The other directors are paid the following compensation: an annual fee of NIS 57,200 (equal to approximately $14,880) and a per meeting fee of NIS 2,158 (equal to approximately $561), which reflect the fees levels previously approved at the 2004 annual general shareholders meeting and linked to the Israeli consumer price index.

In compliance with the Companies Law, our Audit Committee and the Board approved, in meetings held in 2011 in accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000 (the “Regulations”), payment of director’s compensation to Michael Federmann and to David Federmann in amounts equal to the compensation paid by the Company to other directors of the Company who are not “independent” directors, as specified above. We currently intend to maintain such compensation rates to such directors. Compensation payments to directors are made either directly to the director or to his or her employing company.

**
We recorded an amount of approximately $1.2 million in 2012 as compensation costs related to stock options granted to our executive officers under our 2007 Employee Stock Option Plan. (See below “Share Ownership – Elbit Systems’ Stock Option Plans.”)

In August 2012 our Board approved a “Phantom” Option Retention Plan for Senior Officers (the Plan). The purpose of the Plan is to provide an incentive to retain applicable senior officers of Elbit Systems and certain of our subsidiaries by strengthening the alignment of the Plan recipients’ financial interests with those of the Company and our shareholders.  See Item 18. Financial Statements – Note 21(I). We recorded an amount of approximately $0.3 million in 2012 as compensation costs related to the tranches of phantom options granted to our executive officers under the Plan.

Pursuant to recent amendments to the Companies Law, Elbit Systems is required to adopt a compensation policy and follow certain approval requirements with respect to the compensation of our directors and executive officers.  See below  “Board of Directors – Compensation Committee” and Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Office Holders.

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

The Companies Law requires the board of directors of a public company, after considering the company’s type and size and the scope and complexity of its activities, to determine the minimum number of directors on the board having “financial and accounting expertise” as defined in the Companies Law. Our Board has adopted a policy pursuant to which it will include a minimum of two directors having financial and accounting expertise as defined under the Companies Law. Currently our Board has three directors who are considered by the Board to have financial and accounting expertise: Dr. Gleitman, Mr. Asheri and Mr. Ne’eman. In addition, the Companies Law provides that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the election of a director is to be considered, will not be held unless the nominee has declared to the company that he or she complies with the above-mentioned requirements, and the details of his or her applicable qualifications are provided, and in case such nominee is an "Independent Director" as defined in the Companies Law, that such nominee has also declared that he or she complies with the independence criteria under the Companies Law. Each of our elected directors has declared to our Board that he or she complies with the required qualifications under the Companies Law for appointment as a member of our Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our Board. In addition, each of our Independent Directors also has declared that he or she complies with the criteria of an Independent Director under the Companies Law.

The current External Directors on our Board were each appointed at a general meeting of shareholders, with their terms expiring as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in November 2012. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

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

(A)
if that person is not a relative of the controlling shareholder of that company, or if that person (and each of that person’s relatives, partners and employers), or any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, did not have, at any time during the two years preceding that person’s appointment as an External Director, any affiliation (as defined in the Companies Law) with any of:

(1) the applicable company;

(2) the controlling shareholder of the applicable company or any of his or her relatives;

(3) the entities controlling the company;

(4) the entities controlled by the company; or

(5) the entities controlled by the company’s controlling shareholders;

(B)	if and so long as:

(1)
no conflict of interest exists or may exist between his or her responsibilities as a member of the board of directors of the respective company and his or her other positions or business activities; or

(2)	such position or business activities does not impair his or her ability to serve as a director; and

(C)	if and so long as:

(1)
that person (and each of that person’s relatives, partners and employers, or any person to whom he or she is subordinated (directly or indirectly) or any entity controlled by that person) has no business or professional relationships with any of the persons or entities mentioned in (A) above, even if such relationship is not on a regular basis (other than a negligible relationship); and

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

According to the Companies  Law, External Directors serve for a three-year term following which they may stand for re-election for one additional term, or up to two additional terms (if the articles of association of the company so allows) of three years each. Re-election of an External Director for each additional period beyond the first period requires that he or she: (i) is recommended for re-election by one or more shareholders holding at least 1% of all voting rights of the relevant company; or (ii) is recommended for re-election by the board of directors of the relevant company, and, in each case the nomination is approved by the general meeting of shareholders of the relevant company with the applicable majority requirements as provided by the Companies Law.  At a general meeting of shareholders held in 2011, our shareholders approved relevant amendments to our Articles of Association, consistent with the above, allowing External Directors of the Company to be re-elected up to two additional terms of service as permitted by the Companies Law.

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

(2)	his or her re-election is recommended by one or more shareholders holding at least 1% of all voting rights of the relevant company;

(3)	his or her re-election is approved at a general shareholders meeting by the special majority required for nomination of External Directors under the Companies Law; and

(4)
his or her terms of service as an External Director and the considerations of the audit committee and the board regarding his or her re-election were presented to the general meeting of shareholders prior to the vote on such approval.

At a general meeting of shareholders held in 2008, our shareholders approved an amendment to our Articles of Association, consistent with the above, allowing External Directors of the Company to be elected to more than three terms of service. Any committee of the Board must include at least one External Director, and all External Directors must be members of the Audit Committee and the Compensation Committee.

Yehoshua Gleitman and Dalia Rabin currently serve as our Board’s External Directors. Dr. Gleitman’s term of office ends in March 2016, and the term of office of Dalia Rabin ends in November 2013. Yehoshua Gleitman was determined by the Board to have “financial and accounting expertise” under Israeli law, and Dalia Rabin was determined by the Board to have the applicable “professional competence” to serve as an External Director.

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

Financial Statements Review Committee. Yehoshua Gleitman (Chair), Moshe Arad, Avraham Asheri, Yigal Ne’eman and Dalia Rabin are members of the Board’s Financial Statements Review Committee, which was established in 2011. Pursuant to the Israeli Companies Regulations the financial reports of a public company such as Elbit Systems may be brought for discussion and approval of the board only after such committee has discussed and formulated recommendations to the board in connection with: (1) the valuations and estimates used in connection with the financial statements; (2) the internal controls related to financial reporting; (3) the completeness and appropriateness of disclosure in the financial statements; (4) the accounting policy adopted and accounting treatment applied in the material matters of the company; and (5) valuations, including the assumptions and estimates underlying them, on which data in the financial statements is provided. The chairperson of the committee must be an External Director, and other members of the committee must be directors who meet certain independence requirements, and, among other criteria, must be able to read and understand financial statements, with at least one of the members having “financial and accounting expertise” (as defined above). Yehoshua Gleitman, Avraham Asheri and Yigal Ne’eman have been determined by the Board to have “financial and accounting expertise”.

Compensation Committee

Dalia Rabin (Chair), Avraham Asheri and Yehoshua Gleitman are members of the Board’s Compensation Committee. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the recent amendments to the Companies Law and also have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

Under recent amendments to the Companies Law, which provide for new procedures relating to the approval of the terms of office and employment of Office Holders of and the formulation of a compensation policy applicable to Israeli public companies,  the compensation committee of  a public company, such as Elbit Systems, is required to consist of at least three members and all of the external directors must be members of the committee (one of which to be appointed as the chairperson) and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law. In addition to its other roles , under the amendments to the Companies Law the compensation committee of a public company such as Elbit Systems is required:

(i)
to recommend to the board of directors the  compensation policy for the company's Office Holders to be adopted by the company and to recommend to the board of directors, once every three years, regarding any extension or modifications of the current compensation policy that had been approved for a period of more than three years;

(ii)	from time to time to recommend to the board of directors any updates required to the compensation policy and examine the implementation thereof;

(iii)
to determine, with respect to the company's Office Holders, whether to approve their terms of office and employment in situations that require the approval of the compensation committee in accordance with the Companies Law; and

(iv)	in certain situations described in the Companies Law, to determine whether to exempt the approval of terms of office of the CEO of the company from the requirement to obtain shareholder approval.

According to the Companies Law amended as described above, terms of service and employment (including cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of a  public company’s Office Holders  must be approved also by the board as a whole and, with respect to terms of service and employment of the CEO or a director, also by the company's shareholders in accordance with the majority requirements of the Companies Law. (For further information see Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association– Office Holders.)

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

Board Committee Membership

Audit Committee:	Financial Statements Review Committee:	Corporate Governance and Nominating Committee:	Compensation Committee:

Yehoshua Gleitman	Yehoshua Gleitman	Avraham Asheri	Dalia Rabin
(Chair)	(Chair)	(Chair)	(Chair)
Moshe Arad	Moshe Arad	Yehoshua Gleitman	Avraham Asheri
Avraham Asheri	Avraham Asheri	Yigal Ne’eman	Yehoshua Gleitman
Yigal Ne’eman	Yigal Ne’eman	Dalia Rabin
Dalia Rabin	Dalia Rabin

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2012, 2011 and 2010 were as follows:

	Total	U.S.
	Employees	Employees

2012	12,134	1,772
2011	12,545	1,980
2010	12,317	1,963

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our wholly-owned subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 2,410 employees in Israel are covered by such agreements that extend for various periods up to 2017. Approximately 225 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods up to 2014.

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

The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options – up to an aggregate of 1,250,000 options exercisable into 1,250,000 of our ordinary shares in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (Regular Options); and (ii) Cashless Options – up to an aggregate of 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (Cashless Options). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of our shares during 30 trading days preceding the options’ grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the day the options are granted. Generally, the options expire five years from the grant date.

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

In 2011, in accordance with Nasdaq Rule 5615(a)(3) allowing a foreign private issuer to follow its home country practice in lieu of certain requirements of Nasdaq’s 5600 series of corporate governance rules, our Board approved an amendment to the Plan (the Amendment), which allows the Plan Administrator (the Compensation Committee), subject to additional approvals as may be required under the Companies Law, to determine for each option granted and  subject to the above-mentioned vesting periods, an expiration period of not less than five years and not more than seven years from the Commencement Date.

In accordance with the Amendment, the Plan Administrator determined in November 2011 and 2012, respectively, to extend each time by one year the final exercise date of all the options granted to our employees during 2007 (except for the options granted to our employees in the U.S.), which were vested and not yet exercised on the date of such applicable determination by the Plan Administrator. In November 2012, the Plan Administrator determined to extend by one year, the final exercise date of all the options granted to our employees during 2008 (except for the options granted to our employees in the U.S.), which were vested and not yet exercised on the date of such determination by the Plan Administrator.  The final date for exercising options granted after 2008 remains, so long as the Plan Administrator does not determine otherwise, five years after the Commencement Date of each relevant option.

Israeli participants are granted options under the Plan in accordance with the provisions of Section 102 of the Israeli Tax Ordinance related to the Capital Gains Tax Track.

During 2007, we granted to approximately 200 employees an aggregate total of 2,381,300 options under the Plan. The average exercise price of the options was $33.27. During 2008, we granted an additional 135,800 options to 34 employees, at an average exercise price of $56.15. During 2009, we granted an additional 58,500 options to 12 employees, at an average exercise price of $50.33. During 2010, we granted an additional 28,000 options to seven employees at an average exercise price of $52.31. During 2011, we granted an additional 63,300 options to 21 employees, at an average exercise price of $50.74. During 2012, we granted an additional 30,000 options to six employees at an average exercise price of $35.55.

In accordance with the Amendment and the determinations of the Plan Administrator mentioned above, the options granted during 2007 to employees (other than U.S. employees) and which are vested but not exercised by November 2012, are exercisable for seven years from the Commencement Date, and the options granted during 2008 to employees (other than U.S. employees) and which are vested but not exercised by November 2012, are exercisable for six years from the Commencement Date.  All other options are exercisable for five years from the Commencement Date. The compensation expenses related to the options granted in 2010, 2011 and 2012 as well as the compensation expenses related to the extensions of the options granted in 2007 and 2008 as mentioned above, were not material.

As part of the overall grant in the first quarter of 2007, our President, Joseph Ackerman, was granted 95,000 options under the Plan at an exercise price of $33.20 per share. Also, as part of the overall grant in the first quarter of 2007, our President Designee, Bezhalel Machlis, was granted 70,000 options under the Plan at an exercise price of $33.20 per share, and 7,000 options in 2011 at an average price of $50.74. No directors were granted options under the Plan, but executive officers other than Mr. Ackerman and Mr. Machlis were granted under the Plan an aggregate of 568,000 options in 2007, at an average exercise price of $33.34, an aggregate of 7,000 options in 2008, at an average exercise price of $53.60, an aggregate of 15,000 options in 2009, at an average exercise price of $48.10, an aggregate of 5,000 options in 2010, at an average exercise price of $53.88 and an aggregate of 7,000 options in 2011, at an aggregate exercise price of $50.74. There were no grants of options under the Plan to executive officers during 2012.

(For the full text of the Plan as amended by the Amendment see exhibit 4.3 – Amended 2007 Stock Option Plan to the post effective amendment to our registration statement on Form S-8, which amendment was filed with the SEC on December 1, 2011. See also Item 18. Financial Statements – Note 21(B).)

Item 7.                  Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

We had, as of February 28, 2013, 41,911,989 ordinary shares outstanding(1) . The following table sets forth specific information as of February 28, 2013, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our executive officers and directors as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares

Federmann Enterprises Ltd.
99 Hayarkon Street
Tel-Aviv, Israel(2)	19,580,342		46.72%

Heris Aktiengesellschaft
c/o 99 Hayarkon Street
Tel-Aviv, Israel	3,836,458	(3)	9.15%

All executive officers and directors as
a group (28 persons)	197,796	(4)	0.47%

(1)	The total number of ordinary shares excludes 1,408,921 ordinary shares held by us as treasury shares.

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

As of February 28, 2013, 4,655,448 ordinary shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in 2004 of our ordinary shares from Elron Electronics Industries Ltd. as well as to guarantee an increase of the loan provided to FEL according to an 2007 amendment to the loan agreement. In addition, 2,175,000 ordinary shares held by FEL were pledged in favor of Bank Hapoalim BM, in connection with FEL’s purchase in 2006 from Koor Industries Ltd. of 2,350,000 of our ordinary shares.

(3)	The amount of ordinary shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)
This amount does not include: (i) any ordinary shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above; and (ii) 301,373 ordinary shares underlying options that are currently exercisable or that will become exercisable within 60 days of February 28, 2013. A portion of the underlying options are “phantom options” or “cashless” options that have been calculated based on our February 28, 2013 closing share price on the TASE of $38.94.

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

The only changes in shareholdings by major shareholders in the last three years were those relating to FEL as follows:

	February 28, 2013			February 29, 2012			February 28, 2011			May 31, 2010
	Shares Owned		% of Shares Owned	Shares Owned		% of Shares Owned	Shares Owned		% of Shares Owned	Shares Owned	% of Shares Owned

FEL	19,580,342	(1)	46.72%	19,503,380	(2)	45.97%	19,457,566	(3)	45.50%	19,342,625	45.49%
____________________

(1)	Reflects incidental purchases by FEL of shares in open market transactions during March 2012 – February 2013.

(2)	Reflects incidental purchases by FEL of shares in open market transactions during May 2011 – February 2012.

(3)	Reflects incidental purchases by FEL of shares in open market transactions during May 2010 – February 2011.

As of February 28, 2013, approximately 8.08% of our outstanding ordinary shares were held in the United States by approximately 153 shareholders of record registered on the books of our transfer agent.

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

Transactions with Officers and Directors. See below – Item 10. Additional Information –  General Provisions of Israeli Law and Related Provisions of Articles of Association and - Approval of Certain Transactions. For information on the grant of options in Elbit Systems’ shares to officers and directors, see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans.

Item 8.                  Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Export sales constitute a significant portion of our sales. In 2012, export sales were approximately $2.4 billion, constituting approximately 82% of our total sales. (For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2012 Compared to 2011 – Revenues.)

Legal Proceedings

Aminov. In November 2012, a claim in the amount of approximately $40 million regarding a commercial dispute was filed in the District Court of Tel-Aviv – Jaffa by Dr. Baruch Aminov against the Company, a European subsidiary of the Company and two of its officers.  Based upon a preliminary review the Company believes that there is no merit to the allegations made in the claim and will respond accordingly in court.

IMOD – Program Cancellation. In November 2012, Elbit Systems and its subsidiary Elop filed a lawsuit against the Government of Israel, for damages and expenses caused in connection with the cancellation of export licenses for a project of a foreign customer. This followed the unsuccessful efforts to reach an appropriate compensatory settlement with the Government.  The approximately $74 million lawsuit was filed with the District Court of the Central Region of Israel. See Item 18. Financial Statements - Note 1(C).

Pinpoint. In 2009, a claim in the amount of approximately $10 million was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (Pinpoint) and four of its founders against our Israeli subsidiary, Elbit Systems Holdings (1997) Ltd., as well as against one of our officers. Pinpoint is a special purpose acquisition company that was in negotiations with us and other shareholders of our subsidiary Kinetics, regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that our decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. We believe there is no merit to the allegations made in the claim and have responded accordingly to the court. The claim is in the discovery stage.

Credit Suisse. In 2009, Elbit Systems filed a claim in the U.S. District Court for the Southern District of Illinois against Credit Suisse Group (CSG). The complaint seeks to recover approximately $16 million that Elbit Systems believes was fraudulently obtained by CSG and by its subsidiary Credit Suisse Securities (USA) from Tadiran Communications Ltd. (Tadiran Communications) in 2007 in connection with auction rate securities purchased by Tadiran Communications through CSG. In 2008, Tadiran Communication was merged into Elbit Systems, and Tadiran Communications’ activities are currently performed as part of Elbit Systems’ wholly-owned Israeli subsidiary, Elbit Systems Land and C4I Ltd. CSG filed a motion to dismiss the claim based on a release signed by Tadiran Communications in 2007. In 2009, the case was moved to the U.S. District Court for the Southern District of New York. In January 2013, the court ruled in Elbit Systems’ favor on a motion to dismiss filed by CSG, and the case is proceeding to the discovery stage.

ImageSat

In 2010, a  claim was filed in the Supreme Court of the State of New York, County of New York (New York State Court) by certain minority security holders of ImageSat against ImageSat, IAI, Elbit Systems and Elop claiming a breach of the Security Holders Agreement between various security holders of ImageSat,  based on an alleged failure to appoint independent directors to the ImageSat board of directors. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. Elbit Systems and Elop believe such claim is baseless and have filed corresponding responses to the New York State Court. In 2012, plaintiffs moved to enjoin defendants from taking any action to seat two specific individuals as independent directors on the ImageSat Board of Directors, however, this motion was denied by the court.  Plaintiffs have filed a Notice of Appeal.

In 2010, Elbit Systems and Elop were served with an Application to Approve a Derivative Action (the Application) filed in the District Court of Petach Tikva, Israel, by certain minority shareholders of ImageSat. The Application names a number of respondents, including, among others, ImageSat, IAI, Elop, Elbit Systems and several former directors of ImageSat, including, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (Elbit Systems, Elop and the above-named former directors are referred to as the Elbit Defendants). The Application requested the court to approve the filing of a derivative action on behalf of ImageSat for alleged breaches by some of the respondents of the applicants’ rights as minority shareholders in ImageSat. The claims contained various allegations that the defendants breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. In 2011, the court granted the Elbit Defendants motions to dismiss the Application, and in June 2011 the Applicants filed a Notice of Appeal of the court’s ruling with the Israeli Supreme Court.  A hearing is scheduled for September 2013. The Elbit Defendants believe that there is no merit to the allegations made against them in this matter.

In January 2012, a group of minority shareholders of ImageSat (the Petitioners), provided ImageSat with a letter of notice, according to which the Petitioners intend to file a petition before the Joint Court of Justice of Aruba, Curacao, Saint Maarten and of Bonaire, St. Eustatia, and Saba to make inquiry as to the policy and course of affairs at ImageSat and for other remedies authorized under the Civil Code of Curacao (the Letter of Notice). Although the Letter of Notice is directed at ImageSat, it contains various allegations against, among others, the Elbit Defendants (as described above in connection with the Israeli proceedings). The nature of the allegations is substantially similar to those previously made in the Israeli action as described above. In March 2013 the court denied the Petitioners’ request in the Letter of Notice.  The Petitioners have the right to appeal the court’s ruling.

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2010	$1.44 per share
2011	$1.44 per share
2012	$1.20 per share

Significant Changes

Other than those significant events described in this annual report, if any, there have not been any significant changes since December 31, 2012.

Item 9.                 The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are listed on the TASE and are quoted on Nasdaq under the symbol “ESLT”.

The high and low sale prices for our ordinary shares for the five most recent fiscal years are:

	Nasdaq		TASE(1)
	High	Low	High	Low

2008	$63.40	$36.25	$62.64	$36.06
2009	$70.50	$40.50	$69.78	$40.27
2010	$66.65	$46.80	$65.69	$46.70
2011	$56.75	$35.35	$55.36	$34.29
2012	$42.09	$29.59	$39.87	$29.02

The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the next subsequent quarter are:

	Nasdaq		TASE(1)
	High	Low	High	Low
2011
First Quarter	$55.95	$48.78	$52.58	$47.95
Second Quarter	$56.75	$46.62	$55.36	$44.11
Third Quarter	$49.94	$35.35	$49.20	$34.29
Fourth Quarter	$45.63	$39.50	$44.00	$40.74

2012
First Quarter	$40.99	$34.37	$39.87	$34.14
Second Quarter	$37.83	$32.42	$35.07	$33.69
Third Quarter	$34.58	$29.59	$33.99	$29.02
Fourth Quarter	$40.20	$33.80	$37.26	$34.05

2013
First Quarter (through February 28, 2013)	$41.62	$37.08	$40.49	$37.06

The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE(1)
	High	Low	High	Low

September 2012	$34.04	$30.54	$33.84	$30.47
October 2012	$37.81	$35.33	$37.77	$34.77
November 2012	$37.74	$33.80	$37.88	$34.05
December 2012	$40.33	$38.19	$40.50	$38.03
January 2013	$41.62	$37.76	$41.33	$37.20
February 2013	$39.02	$37.08	$39.39	$37.06

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

Appointment and Removal of Directors. See Item 6. Directors, Senior Management and Employees – Board of Directors.

Internal Auditor and Audit Committee. Publicly held Israeli companies are required to appoint an internal auditor. The main role of the internal auditor is to examine whether the company’s activities comply with the law, integrity and orderly business procedures. Publicly held companies are also required to establish an audit committee of the board of directors. The audit committee must consist of at least three directors qualified  to serve as members of an audit committee under the Companies Law including all External Directors. The chair of the audit committee must be an External Director, and the majority of the members must qualify as being “Independent Directors” in accordance with the criteria of the Companies Law. Our Audit Committee and internal auditor operate in accordance with an audit committee charter that provides the framework for their functions, consistent with applicable Israeli and U.S. laws and regulations. (See Item 6. Directors, Senior Management and Employees – Board Practices – Audit Committee.)

Office Holders

The Companies Law specifies the duty of care and fiduciary duties that an “Office Holder” owes to a company. An Office Holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person who fulfills these functions without regard to that person’s title or other manager directly subordinate to the general manager. Each person listed above as a director or executive officer in Item 6. Directors - Senior Management and Employees - Directors and Executive Officers, is an Office Holder of Elbit Systems.

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

Some members of our Board are also directors of FEL or companies controlled by FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. In addition, an issue or transaction with any of such companies also requires authorization in accordance with the requirements of the Companies Law. Transactions with Office Holders, key employees and affiliates may require authorization in accordance with the requirements of the Companies Law. (See below – Item 10. Additional Information – Approval of Certain Transactions. For information on the grant of options in Elbit Systems’ shares to executive officers and directors, see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans).

In accordance with recent amendments to the Companies Law a public company, such as Elbit Systems, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment (including, cash and equity-based compensation, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment) of the Office Holders of the company. The above mentioned amendments to the Companies Law also define the criteria to be considered or included in such compensation policy. The compensation policy needs to be approved no later than September 2013 by the board of directors as a whole,  after consideration of the recommendations of the compensation committee, and by the majority of the company's shareholders provided that either:

(i)
such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the compensation policy and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

(ii)	the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company.

Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy even if not approved by the shareholders as described above, provided that the compensation committee and the board of directors determine, following an additional discussion and based on detailed reasons, that it is for the benefit of the company to adopt such compensation policy.  We intend to comply with these new requirements of the Companies Law within the required time frame.

Commencing as of December 2012, compensation terms of an Office Holder are to be approved in accordance with the principles set forth in such amendments to the Companies Law as if a compensation policy was already in force. In accordance with the Companies Law, as amended, the compensation policy must be re-approved every three years, in the manner described above. The board of directors is responsible for reviewing from time to time the compensation policy and determining whether or not there are any circumstances that require  adjustments to the current compensation policy. (See also Item 6. Directors, Senior Management and Employees - Board Practices - Compensation Committee and "Approval of Certain Transactions - Approval of Transactions" below).

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

Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder (see “Provisions Relating to Major Shareholders” below) of a publicly traded company immediately disclose (and no later than the first board meeting the transaction is discussed) any “Personal Interest” that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company. A person with a Personal Interest in any such transaction that is brought for approval of the audit committee or board of directors may not be present at the meeting where the transaction is being deliberated or approved (unless the chair of the audit committee or the board, as the case may be, determines that such person’s presence at the meeting is required for presentation of the relevant transaction) and, in case such person is a director, he or she may not vote on the matter, unless a majority of the members of the audit committee or of the board of directors (as the case may be) have a Personal Interest in the approval of the relevant transaction, in which case the directors having such Personal Interest may be present and may participate in the vote. In the event that the majority of the members of the board of directors have a Personal Interest in the relevant transaction, the approval of the shareholders is also required. Personal Interest also includes any interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, spouse’s siblings and parents  and the spouses of any of them. It also includes an interest by any entity in which the Office Holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is other than in the ordinary course of business, other than on market terms or is likely to have a material impact on the company’s profitability, assets or liabilities.

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

(2)	material actions or arrangements that may otherwise be considered a breach of fiduciary duty of an Office Holder; or

(3)
except for certain specific exemptions under the Companies Law, extraordinary transactions of a public company with its controlling shareholder or  with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, as well as an agreement of a public company with its controlling shareholder or his or her relatives, directly or indirectly, including through a company controlled by him or her, regarding the grant of services to the applicable company or regarding the terms of service and/or employment of the controlling shareholder or his or her relatives, as the case may be, except that with respect to terms of service of the controlling shareholder or his or her relatives as Office Holders of the company the approval of the compensation committee (instead of the audit committee) is required.

        Except for certain exemptions specified under the Companies Law, matters referred to herein also require shareholder approval, including, where applicable, by a specified percentage of non-interested shareholders, In addition, the Companies Law requires re-approval every three years with respect to some of the matters referred to above.  Re-approval when applicable is required by the audit committee, the board of directors and, except for certain specific exemptions, also by the shareholders. (See also “Provisions Relating to Major Shareholders” below.)

Approval of Terms of Service and Employment of Office Holders

In accordance with the recent amendments to the Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding terms of service including  cash and equity based, exemption from liability, indemnification, D&O insurance and other benefits and payments related to the service and employment. Except for certain specific exemptions under the Companies Law, matters referred to herein with respect to the CEO of a public company or a director of a company (including engagement with respect to employment terms of a director in a position other than as a director) also require shareholder approval. With respect to the CEO of a public company, or with respect to a director who is a controlling shareholder, shareholder approval must be by a special majority vote, provided that either:

(i)
such majority includes a majority of the total votes of shareholders who have no Personal Interest in the approval of the transaction and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

(ii)	the total number of votes of shareholders mentioned above that are voted against the transaction do not represent more than 2% of the total voting rights in the company.

With  respect to transactions described above with the CEO the compensation committee may determine that such transaction does not have to be approved by the shareholders of the company, provided that: (i) the CEO is considered to be "independent" based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed reasons, that bringing the transaction to the approval of the shareholders may compromise the entering into the transaction; and (iii) the terms of the transaction are consistent with the company's compensation policy.

In order to be approved, the terms of employment of Office Holders of a public company such as Elbit Systems must be consistent with the company's compensation policy. However the compensation committee and the board of directors may, under special circumstances, approve terms of employment which are not in accordance with the company's compensation policy, if:

(i)
the compensation committee and the board of directors have taken into consideration the mandatory considerations and criteria which are specified in the Companies Law for a compensation policy and the respective employment terms include such mandatory considerations and criteria; and

(ii)	the company's shareholders approved such terms of employment, subject to the above-mentioned special majority requirement.

Notwithstanding the above, the compensation committee and the board of directors may approve terms of employment of Office Holders (other than CEO or directors) that are not in accordance with the company's compensation policy, even if the shareholders' do not approve such terms, provided that:

(i)	both the compensation committee and the board of directors re-discussed the transaction and decided to approve it despite the shareholders' objection, based on detailed reasons; and

(ii)
the company is not a "Public Pyramid Held Company". For the purpose hereof, a "Public Pyramid Held Company" is a public company that is controlled by another public company (including by a company that only issued debentures to the public), which is also controlled by another public company (including a company that only issued debentures to the public) that has a controlling shareholder.

Under the Companies Law as amended, changes of the terms of a current arrangement regarding service and employment terms of an Office holder (other than a director), may require only the approval of the compensation committee, if the compensation committee has determined that such changes are not material.

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

(3)
reasonable litigation expenses (including lawyer’s fees), incurred by a director or officer as a result of  an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or procedure, conducted against him or her by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure: (i) concludes without the filing of an indictment against the director or officer and without imposition of monetary payment in lieu of criminal proceedings; or (ii) concludes with imposing on the director or officer monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent or was incurred by the director or officer in connection with a monetary sanction imposed by the Companies Law or the Securities Law;

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

In 2011, Elbit Systems’ Audit Committee, Board and shareholders  approved the grant to members of our Board of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit Committee and the Board for grant to Office Holders of Elbit Systems who are not directors.

In August 2009, a general meeting of Elbit Systems’ shareholders approved a framework resolution that allows Elbit Systems to purchase directors and officers (D&O) liability insurance that meets the framework resolution’s terms. The framework resolution covers a five-year period beginning in August 2009, or until the close of our shareholders’ annual general meeting to be held in 2014, whichever occurs later, and allows for an aggregate increase of insurance coverage of up to $70 million (from the then current level of $45 million) for any year covered by the policy. As of February 28, 2013, the D&O policy’s limit of liability was up to $70 million. The framework resolution also allows for an increase of up to a maximum aggregate of 125% of the then current annual premium ($391,400). As of February 28, 2013, the annual premium was $317,850. The Audit Committee and the Board must approve that any purchase of D&O insurance falls within the terms of the framework resolution. In meetings held on November 11, 2012 and November 12, 2012, respectively, our Audit Committee and Board approved,  in accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000 (the “Regulations”), the inclusion of Michael Federmann and David Federmann (who may be considered direct or indirect controlling shareholders of the Company) in the D&O liability insurance policy to be purchased, subject to the above mentioned terms, by the Company for the Company’s other directors and Office Holders.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each of which 43,320,910 ordinary shares were issued and outstanding as of February 28, 2013. All issued and outstanding ordinary shares are fully paid and non-assessable.

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

In general, subject to the Companies Law, ordinary resolutions in a general meeting require approval of a majority of the votes cast at the general meeting, whether in person or by proxy. (For information as to the required majority for the approval of related party transactions, see “Provisions Relating to Major Shareholders” below.)  For information as to the required majority for the approval of certain transactions with Office Holders of a public company, see "Approval of Certain Transactions – Approval of Transactions" above. However, under our Articles of Association, some resolutions require a special majority of at least 67% of all votes properly cast at a general meeting, without taking into account abstentions.

Our Board may convene an extraordinary general meeting when and as it sees fit. In addition the Board must, according to statute, convene an extraordinary general meeting if it receives a demand to do so from either: (i) at least two directors; (ii) at least one quarter of the members of the Board; or (iii) one or more shareholders who hold: (A) an aggregate of at least 5% of our issued share capital and at least 1% of all voting rights; or (B) at least 5% of all voting rights, and in such case the extraordinary meeting must be held not more than 56 days from the submission date of such request to the Board and not later than 35 days from the applicable notice to shareholders described below. Any demand by a person or persons, as described in (i), (ii) and/or (iii) of this paragraph, who demands that an extraordinary general meeting be convened, must be made in writing and sent to our registered office.

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

Under the Companies Law, the disclosure requirements with respect to the disclosure of a Personal Interest that apply to an Office Holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Except for certain specified exemptions under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, and an engagement of a public company with a controlling shareholder or his or her relative, directly or indirectly, including through a company controlled by such person, regarding the grant of services to the applicable company (and if the controlling shareholder is an employee of the company but he or she is not an Office Holder regarding his or her employment terms)  require the approval of the audit committee (or, if the controlling shareholder is an Office Holder regarding his or her term of service, of the compensation committee, the board of directors and the shareholders of the company, in that order.) The shareholder approval must be by a majority vote, provided that either:

•
such majority includes a majority of the total votes of shareholders who have no Personal Interest in the approval of the transaction and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

•	the total number of votes of shareholders mentioned above that are voted against the transaction do not represent more than 2% of the total voting rights in the company.

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

Effective Israeli Corporate Tax Rate. Elbit Systems’ income tax liability in Israel is based on our unconsolidated earnings and such earnings of our Israeli-based subsidiaries. It is determined in NIS and not in U.S. dollars. Tax liability of non-Israeli subsidiaries is determined according to the laws of their respective countries of residence. As a result, the tax provision in Elbit Systems’ consolidated financial statements does not directly relate to income reported on these statements.

General Corporate Tax in Israel

Generally, Israeli companies were subject to Corporate Tax on taxable income at the rate of 25% for the 2012 tax year. The corporate tax rate and corporate capital gains tax rate are scheduled to remain at 25% for future tax years following the Law for Tax Burden Reform (Legislative Amendments) – 2011 (the Tax Burden Reform) which came into effect on January 1, 2012 and which repealed the gradual reduction in corporate tax rates enacted in previous legislation. The corporate income tax rates for the 2011 and 2010 tax years were 24%  and 25% respectively.

Under the Israeli Tax Ordinance, 1961( the Ordinance) transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arm’s-length principle and reported and taxed accordingly.

A portion of our Israeli operations have been granted “Approved Enterprise”, “Privileged Enterprise”  and “Preferred Enterprise” status, as described under “Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. We cannot assure you that Elbit Systems or our Israeli subsidiaries will continue to qualify for such benefits, or benefits under the Law for Encouragement of Industry in the future.

Industry Encouragement. Under the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income (determined in Israeli currency) in a given tax year, with some exceptions, comes from “Industrial Enterprises” owned by that company. An Industrial Enterprise is defined as an enterprise whose primary activity in a particular tax year is industrial manufacturing activity. We believe Elbit Systems qualifies as an Industrial Company. The principal benefits of this status are amortization of the cost of know-how and patents over an eight-year period, under certain interpretations, deduction of expenses incurred in connection with a public issuance of securities over a three-year period, accelerated depreciation for certain assets and an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies. Eligibility for the benefits under this law is not subject to receipt of prior approval from any governmental authority.

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

The benefits granted to an Approved Enterprise under the Investment Law prior to the 2005 amendment and to a Privileged Enterprise after the amendment include:

(1)	Exemption from corporate tax for periods ranging between two – ten years depending on specific conditions; and

(2)	Reduced corporate tax rates for several years thereafter depending on certain conditions.

In order to maintain the benefits under the Investment Law, a company must meet the criteria set forth in the applicable certificate of approval (for an Approved Enterprise) and certain requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

As of December 31, 2012, Elbit Systems and some of our subsidiaries in Israel had active Approved Enterprise programs and Privileged Enterprise programs eligible for tax benefits. These programs will expire during the years 2015 to 2021.

In January 2011, the Knesset enacted a reform to the Investment Law, effective January 2011. According to the reform a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise). Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate is 10% in 2011 - 2012, 7% in 2013 - 2014 and 6% starting from 2015. In other regions the tax rate is 15% in 2011 - 2012, 12.5% in 2013 - 2014 and 12% starting from 2015.

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status. Several of our Israeli subsidiaries have elected the Preferred Enterprise status.

With the exception of distribution upon complete liquidation, a distribution from income exempt under the Approved Enterprise programs benefits will subject the exempt income to corporate tax at the reduced corporate income tax rates pertaining to the Approved Enterprise programs. A distribution (including repurchase of shares) (See Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers - for more information regarding our repurchase of shares) from income exempt under the Privileged Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise programs upon distribution or complete liquidation. Distributed amounts will be subject to a 15% withholding tax.

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

In November 2012, the Knesset passed amendment 69 to the Investment Law (the Trapped Earnings Law) which provides a temporary, partial, relief from taxation on a distribution from exempt income for companies which elect the relief through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income (Elected Earnings) for a reduced tax rate ranging between 17.5% and 6%. While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a certain period of time. The applicable rate is based on a linear formula involving the portion of Elected Earnings to exempt income and the applicable tax rate prescribed in the Investment Law. A company electing to qualify its exempt income must undertake to make designated investments in productive fixed assets, research and development or wages of new employees (Designated Investment). The Designated Investment amount is defined by a formula which considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed by the Investment Law.

In addition to the reduced tax rate a distribution of  Elected Earnings would be subject to a 15% withholding tax. The Trapped Earnings Law provides an exemption from the 15% withholding tax for a distribution to an Israeli resident company from companies which have elected the Privileged Enterprise status and waived their  Approved  Enterprise and privileged Enterprise Status through June 2015.

We are currently assessing the implications of an election under the "Trapped Earnings law” on the Company and its Israeli subsidiaries.

Capital Gains to a Shareholder

Capital gains to Israeli residents. Following the amendment in the Tax Burden Reform, starting January 1, 2012, the tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of our ordinary shares) is 25%, and 30% to an individual “principal” shareholder. In addition, the Tax Burden Reform also eliminates the differentiation between real gain earned prior and post January 1, 2003 for shares listed on a stock exchange prior to January 1, 2012. The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the later case, the capital loss that might be set off is the difference between the adjusted average value and the value of the shares at the date of sale. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

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

Capital Gains to a Holder of Series A Notes

Capital gains to Israeli residents. A capital gain for an individual derived from the sale of a debenture that is not linked to an index, such as our Series A Notes, will be taxable at a rate not to exceed 15% in case of a “non-principal” individual shareholder, or 20% in the case of a “principal” individual shareholder. Tax payers claiming a deduction of real interest expenses and linkage differences on debentures such as the Series A Notes will be taxed at a rate of 30% on their real capital gains. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

Capital gains to non-residents of Israel. Gains on the sale of securities traded on the TASE, such as our Series A Notes, held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident: (i) has a controlling interest of 25% or more in such non-Israeli corporation; or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Taxation on Dividends Paid to a Shareholder

Income tax for individual Israeli residents. Residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). Following the amendment in the Tax Burden Reform, effective January 1, 2012, the tax rate on dividend income to a “non-principal” individual shareholder is 25% and 30% to an individual “principal” shareholder. The paying company withholds at source income tax at the rate of 25% or 30% in the case of a “principal shareholder”. A company whose stock is traded on a stock exchange withholds tax at the rate of 25% from dividends paid to a “principal” shareholder for shares registered and held by a registration company.

Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Privileged Enterprise or Preferred Enterprise (see above “Investment Law”) are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period (this limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law). These rates are the final tax on dividends.

Income tax for non-residents of Israel. Non-residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). Following the Tax Burden Reform, effective January 1, 2012, the tax rate on dividend income to a "non-principal" non-resident of Israel shareholder is 25% and 30% to a "principal" shareholder (including a foreign company as opposed to an Israeli company). The paying company withholds at source income tax at the rate of 25%  for a “non-principal” shareholder, or 30% for a "principal" shareholder, A company whose stock is traded on a stock exchange will withhold tax at the rate of 25% from dividend paid to a "principal" shareholder for shares registered and held by a registration company, unless a lower rate is applicable under a double taxation treaty. Accordingly, Elbit Systems withholds income tax at the source. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Privileged Enterprise or Preferred Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period (this limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law). These rates are the final taxes in Israel on dividends for individual and corporate non-residents of Israel. Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income. This includes income from Israeli derived interest, dividends and royalties.

Taxation of Interest Income of Holders of Series A Notes

Income tax for Israeli residents. Israeli resident individuals are tax exempt on the linkage differences derived from the debenture principal, under certain conditions. An individual is taxable at a rate of 15% on interest or discount fees originating from debentures which are not linked to the index, whether in whole or in part, such as the Series A Notes. Following the amendment in the Tax Burden Reform, effective January 1, 2012, the tax rate on interest income or discount fees originating from fully index-linked debentures, including debentures linked to a foreign currency is 25% in case of a "non-principal" shareholder. These tax rates will not apply if any of the following conditions are met: (1) the interest represents income from a “business” or is recorded in the individual’s books of account or is required to be so recorded; (2) the individual has claimed deduction of linkage differences and interest expenses on the debentures; (3) the individual is a “principal” individual shareholder; or (4) the individual is employed by a corporation that paid the interest, is a supplier of goods or services to the corporation, or has other special relations with the corporation, unless the tax assessing officer is satisfied that the interest rate has been established in good faith and regardless of the existence of any such relations between the individual and the corporation. In these cases, the individual will be taxed at the marginal tax rate. The paying company will deduct tax at a rate of 15% on interest in respect of unlinked debentures, such as the Series A Notes, a rate of 25% in the case of linked debentures, and the maximum tax rate will apply in the case of an individual who is a "principal" individual shareholder. The tax rate applicable to interest income (including linkage differences) or discount fees of an Israeli resident corporation is the corporate tax rate. The paying company will deduct tax at the corporate tax rate.

Income tax for foreign residents. Commencing January 1, 2009, interest, discount fees or linkage differences paid to a foreign resident on debentures listed on the TASE and issued by an Israeli resident corporation, such as our Series A Notes, are typically exempt from Israeli tax, provided that the income is not produced by the foreign resident’s permanent establishment in Israel. The tax exemption will not apply in the following circumstances: (1) the foreign resident is a “principal”  shareholder in the issuing company; (2) the foreign resident is a relative, as defined in the Ordinance, of the issuing company; (3) the foreign resident is an employee, a supplier of goods or services or has special relations with respect to the issuing company (unless it is demonstrated that the interest rate or discount fees have been determined in good faith and regardless of the existence of any special relations); or (4) a foreign resident company held by Israeli residents. If the tax exemption does not apply as above, the tax rate applicable to interest income received by foreign residents (individuals and corporations) originating from securities will be established in accordance with the provisions of the Ordinance, or in accordance with the provisions of the relevant treaty for the avoidance of double taxation signed between the State of Israel and the foreign resident’s country of residence. In such case, the paying company will withhold tax according to the rates prescribed in the Ordinance as above, and this rate may be reduced subject to the relevant treaty for the avoidance of double taxation. As indicated above, the Series A Notes are not registered under the Securities Act and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” under the Securities Act) without registration under the Securities Act or an exception from the registration requirements of the Securities Act.

Israeli Tax on United States Shareholders

Dividends paid by Elbit Systems to an individual shareholder resident in the United States are generally subject to withholding tax deducted at source in Israel. Israel and the United States are parties to a tax treaty. Under the treaty, the withholding tax rate on a dividend is normally 25% or 15% in connection with an Approved Enterprise, Privileged Enterprise or Preferred Enterprise. (See above “Investment Law.”)

A U.S. corporation would have a reduced withholding tax rate on dividends if it were to own 10% or more of Elbit Systems’ voting shares under specified conditions. The reduced withholding tax rate on the dividend would be 12.5%. The U.S. corporation must own at least 10% of the voting shares during the portion of Elbit Systems’ tax year before the payment of the dividend and during the entire prior tax year. The reduced rate is also subject to two other conditions. First, not more than 25% of Elbit Systems’ gross income for the prior tax year could consist of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries. Second, the dividend cannot be derived from income during any period for which Elbit Systems is entitled to the reduced tax rate applicable to an Approved Enterprise / Privileged Enterprise. In this case the withholding tax rate would be 15%.

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

United States Federal Income Tax Considerations

General

The following is a summary of material U.S. federal income tax considerations regarding the acquisition, ownership and disposition of Elbit Systems’ ordinary shares by a “U.S. Shareholder”, which, for these purposes, means a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

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

Certain U.S. Shareholders (including individuals) are eligible for reduced U.S. federal income tax rates in respect of “qualified dividend income.” Subject to applicable limitations, qualified dividend income included in income after December 31, 2012 is generally subject to U.S. federal taxation at a maximum rate of 15%, or 20% in the case of taxpayers with annual taxable income that exceeds certain thresholds.  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Shareholder meets certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either: (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States; or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S. Treaty), which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares should constitute qualified dividend income for U.S. federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. Shareholders. Each individual U.S. Shareholder of ordinary shares is urged to consult his or her own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his or her own particular situation and regarding the computations of his or her foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

Passive Foreign Investment Company rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2012. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Shareholder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

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

Item 11.                 Quantitative and Qualitative Disclosures About Market Risk.

General

Market risks relating to our operations result primarily from changes in exchange rates and interest rates. We do not believe that we were exposed to any material market risk at December 31, 2012. We take various measures to compensate for the effects and fluctuation in both exchange rates and interest rates. We use financial instruments and derivatives in order to limit the exposure to risks deriving from changes in exchange rates and interest rates. The use of such instruments does not expose us to additional significant exchange rate or interest rate risks because the derivatives are covering expenses in the corresponding underlying assets, liabilities or forecasted transactions. No derivatives instruments are entered into for trading purposes.

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

As of December 31, 2012, the principal amount of our outstanding forward contracts was $671.1 million. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivatives instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2012.

The table below does not include information regarding the cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes.

	Maturity Date - Notional Amount
	2013	2014	2015	2016	2017 onwards	Total	Fair Value at December 31, 2012
	( US dollars in millions)
Sell US$ and buy:
EUR	44.8	12.5	2.6	0.8	–	60.7	(0.9)
GBP	43.0	2.3	–	–	–	45.3	1.2
NIS	386.0	–	–	–	–	386.0	17.2
Other currencies	1.7	2.5	(0.7)	0.1	0.7	4.3	1.4
Total	475.5	17.3	1.9	0.9	0.7	496.3	18.9

	Maturity Date - Notional Amount
	2013	2014	2015	2016	2017 onwards	Total	Fair Value at December 31, 2012
	( US dollars in millions)
Buy US$ and sell:
EUR	81.8	40.1	7.3	2.5	–	131.7	2.2
GBP	27.7	0.3	0.3	–	–	28.3	(0.1)
Other currencies	11.5	2.1	0.7	0.7	(0.2)	14.8	(1.3)
Total	121.0	42.5	8.3	3.2	(0.2)	174.8	0.8

At December 31, 2012, a 5% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in an decrease in our unrealized gains by $20.4 million, and a 5% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in an increase in our unrealized gains of $22.3 million. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized  losses or gains would be offset by corresponding gains or losses, respectively, in the  remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2012, our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans and Series A Notes. Our deposits are mainly in U.S. dollars.

In June 2010, we completed a public offering on the TASE of NIS 1.1 billion (approximately $283 million), payable in ten equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020. In March 2012, we issued through a public offering on the TASE additional Series A Notes in the aggregate principal amount of NIS 807 million (approximately $217 million), and in May 2012, we issued additional Series A Notes in an aggregate principal amount of NIS 92 million (approximately $24 million) through a private placement to Israeli institutional investors. We  also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes (including the additional Series A Notes that were issued in March and May 2012). Under the cross currency interest rate swaps, the Company received fixed NIS at a rate of 4.84% on NIS 1.1 billion and pays floating six-month USD LIBOR + an average spread of 1.84% on $450 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. (See above Item 5. Operating and Financial Review and Prospects – Israeli Debt Offering.)

The remaining debt is mainly in bank loans in U.S. dollars at floating interest rates . The majority of our borrowings are usually linked to the relevant LIBOR plus a spread of 1.6% - 2.5%, and therefore are exposed to changes in interest rates. Most of our loans will mature within the next two to three years.

Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. At December 31, 2012, a 10% change in the then current interest rates would not have had a material impact on our financial results.

Item 12.                 Description of Securities Other than Equity Securities.

Not applicable.

Item 13.                 Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.                 Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2012, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.” Based on this assessment, management believes that, as of December 31, 2012, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Kost Forer Gabbay & Kasierer (Kost), an independent registered public accounting firm in Israel and a member of Ernst & Young Global (E&Y), as stated in their report included in Item 18. Financial Statements.

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

Item 16B.                      Code of Ethics.

We have adopted a code of business conduct and ethics that is applicable to all our directors, officers and employees including our principal executive, financial and accounting officers and persons performing similar functions. The code of ethics was approved by our Board and covers areas of professional and business conduct. It is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest. The code of ethics includes a “whistleblower” process to encourage reports of violations. We provide training on our code of ethics to all of our employees.  Our code of ethics is posted on our website: www.elbitsystems.com.

Item 16C.                      Principal Accountant Fees and Services.

At the annual general shareholders meeting held in November 2012, our shareholders reappointed Kost to serve as our independent auditors. Kost and other E&Y affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2012	2011
	(U.S. dollars in thousands)

Audit Fees	$3,129	$2,961
Tax Fees	$415	$444
Other Fees	$355	413
Total	$3,899	$3,818

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

Kost and other E&Y affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2012 or fiscal year 2011.

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

In September 2011, we announced that our Board authorized us to repurchase up to one million of our ordinary shares over the following 12 months, in open market purchases on the TASE.  Set forth below is a summary of the ordinary shares repurchased by us during 2012 and the approximate maximum number of ordinary shares that may yet be purchased under the repurchase plan approved by our Board (the Plan):

Period	Total Number of Shares Purchased by the Company	Average Price Paid Per Share	Total Number of Shares Purchased as Part of the Plan	Maximum Number of Shares that May Yet Be Purchased Under the Plan

January 1 – January 31, 2012	64,901	$40.74	64,901	694,731
February 1 – February 29, 2012	131,631	$38.23	131,631	563,100
March 1 – March 31, 2012	63,100	$36.33	63.100	500,000
April 1 – April 30, 2012	--	$--	--	500,000
May 1 – May 31, 2012	--	$--	--	500,000
June 1 – June 30, 2012	94,722	$34.05	94,722	405,278
July 1 – July 31, 2012	130,135	$32.43	130,135	275,143
August 1 – August 31, 2012	227,057	$30.97	227,057	48,086
September 1 – September 30, 2012	48,086	$31.46	48,086	--

Item 16F.                      Changes in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.                      Corporate Governance.

As a foreign private issuer, Nasdaq Marketplace Rule 5615(a)(3) allows us to follow Israeli corporate governance practices instead of certain Nasdaq Stock Market requirements.  That rule requires that we provide Nasdaq with a letter from outside Israeli counsel stating that our corporate governance practices are not prohibited by Israeli law and disclose in our annual reports the Nasdaq requirements we do not follow and the equivalent Israeli requirement.  In 2011, we notified Nasdaq of our intent to follow Israeli home country practice in connection with an amendment to our 2007 Stock Option Plan, which was approved by our board of directors as permitted by Israeli law without approval by our shareholders. See also “Item 10 – Additional Information – Memorandum and Articles of Association – Approval of Certain Transactions.”

In addition, as described above in “Item 10 – Additional Information – Memorandum and Articles of Association – Meetings of Shareholders”, under our corporate governance documents and applicable provisions of the Israeli Companies Law, the quorum requirement for an adjourned meeting of our shareholders differs from the relevant Nasdaq requirement.

Item 16H.                      Mine Safety Disclosure.

Not applicable.

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

Date: March 13, 2013

ELBIT SYSTEMS LTD.

By:	/s/ JOSEPH ACKERMAN
Name:	Joseph Ackerman
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2012

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2012
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2 - F - 3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 4 - F - 5

Consolidated Statements of Income	F - 6

Consolidated Statements of Comprehensive Income	F - 7

Statements of Changes in Equity	F - 8 - F - 10

Consolidated Statements of Cash Flows	F - 11 - F - 13

Notes to the Consolidated Financial Statements	F - 13 - F - 64

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the index at Item 19. These consolidated financial statements and schedule are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elbit Systems’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 12, 2013, expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Tel Aviv, Israel
March 12, 2013

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems’ internal control over financial reporting based on our audit.

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

In our opinion, Elbit Systems maintained, in all material respects, effective internal control over financial reporting, as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated March 12, 2013, expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Tel Aviv, Israel
March 12, 2013

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands)

		December 31,
	Note	2012	2011

CURRENT ASSETS:
Cash and cash equivalents		$199,241	$202,577
Short-term bank deposits		15,444	21,693
Available-for-sale marketable securities	(9)	50,111	-
Trade and unbilled receivables, net	(3)	688,129	669,524
Other receivables and prepaid expenses	(4)	180,103	180,024
Inventories, net of customer advances	(5)	751,247	761,269
Total current assets		1,884,275	1,835,087

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	(6)	126,482	110,159
Long-term trade and unbilled receivables	(7)	229,687	162,762
Long-term bank deposits and other receivables	(8)	19,269	12,215
Deferred income taxes, net	(18F)	31,465	36,130
Severance pay fund	(2R)	302,680	283,477
		709,583	604,743

PROPERTY, PLANT AND EQUIPMENT, NET	(10)	501,286	517,608

GOODWILL	(11)	500,598	499,326

OTHER INTANGIBLE ASSETS, NET	(11)	214,963	263,746

		$3,810,705	$3,720,510

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands, except share data)

		December 31,
	Note	2012	2011

CURRENT LIABILITIES:
Short-term bank credit and loans	(12)	$181	$2,998
Current maturities of long-term loans and Series A Notes		90,056	127,627
Trade payables		260,975	303,601
Other payables and accrued expenses	(13)	704,450	756,529
Customer advances in excess of costs incurred on contracts in progress	(14)	453,382	407,222
Total current liabilities		1,509,044	1,597,977

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(15)	173,745	302,255
Series A Notes, net of current maturities	(16)	408,610	235,319
Employee benefit liabilities		407,661	394,115
Deferred income taxes and tax liabilities, net	(18F)	48,787	48,467
Customer advances in excess of costs incurred on contracts in progress	(14)	156,497	154,696
Other long-term liabilities		55,735	59,961
		1,251,035	1,194,813

COMMITMENTS AND CONTINGENT LIABILITIES	(20)

EQUITY:	(21)
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2012 and 2011; Issued 43,290,666 and 43,257,077 shares as of December 31, 2012 and 2011, respectively; Outstanding 41,881,745 and 42,607,788 shares as of December 31, 2012 and 2011, respectively		12,105	12,093
Additional paid-in capital		237,234	232,407
Treasury shares – 1,408,921 and 649,289 shares as of December 31, 2012 and 2011, respectively		(40,428)	(14,422)
Accumulated other comprehensive loss		(33,544)	(56,226)
Retained earnings		841,748	724,485
Total Elbit Systems Ltd. equity		1,017,115	898,337
Non-controlling interests		33,511	29,383
		1,050,626	927,720

Total liabilities and equity		$3,810,705	$3,720,510

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2012	2011	2010
Revenues	(22)	$2,888,607	$2,817,465	$2,670,133
Cost of revenues		2,072,742	2,085,451	1,872,263
Gross profit		815,865	732,014	797,870
Operating expenses:
Research and development, net	(23)	233,387	241,092	234,131
Marketing and selling		241,911	235,909	229,942
General and administrative		137,517	139,349	131,200
Other operating income, net		-	-	(4,756)
Total operating expenses		612,815	616,350	590,517

Operating income		203,050	115,664	207,353
Financial expenses, net	(24)	(26,086)	(13,569)	(21,251)
Other income, net	(25)	78	1,909	13,259
Income before income taxes		177,042	104,004	199,361
Income taxes	(18D)	17,099	13,624	24,037
		159,943	90,380	175,324

Equity in net earnings of affiliated companies and partnerships	(6B)	11,160	15,377	18,796
Income from continuing operations		171,103	105,757	194,120
Income (loss) from discontinued operations and impairment, net	(1D)	(616)	(15,977)	921
Net income		$170,487	$89,780	$195,041
Less: net loss (income) attributable to non-controlling interests		(2,608)	508	(11,543)
Net income attributable to Elbit Systems Ltd.’s shareholders		$167,879	$90,288	$183,498

Earnings per share attributable to Elbit Systems Ltd.’s shareholders:	(21)
Basic net earnings (losses) per share:
Continuing operations		3.99	2.33	4.29
Discontinued operations		(0.01)	(0.22)	0.01
Total		$3.98	$2.11	$4.30
Diluted net earnings (losses) per share:
Continuing operations		3.98	2.31	4.24
Discontinued operations		(0.01)	(0.22)	0.01
Total		$3.97	$2.09	$4.25
Weighted average number of shares used in computation of basic earnings per share		42,190	42,764	42,645
Weighted average number of shares used in computation of diluted earnings per share		42,277	43,131	43,217
Amounts attributable to Elbit Systems Ltd.’s shareholders
Income from continuing operations, net of income taxes		$168,245	$99,778	$182,951
Discontinued operations, net of income taxes		(366)	(9,490)	547
Net income attributable to Elbit Systems Ltd.’s shareholders		$167,879	$90,288	$183,498

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars (In thousands, except share data)

	Year ended December 31,
	2012	2011	2010
Net income	$170,487	$89,780	$195,041
Other comprehensive income (loss), net of tax:
Foreign currency translation differences	1,972	(5,597)	2,991
Unrealized gains (losses) on derivative instruments	24,885	(20,025)	6,668
Pension and post-retirement benefit plans	(4,956)	(15,807)	(2,781)
Unrealized gains (losses) on available-for-sale marketable securities	781	3,663	(2,925)
	22,682	(37,766)	3,953
Total comprehensive income (loss)	193,169	52,014	189,994
Less: comprehensive income (loss) attributable to non-controlling interest	(4,128)	4	(10,508)
Comprehensive income attributable to Elbit Systems Ltd.'s shareholders	$189,041	$52,018	$179,486

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2010	$42,530,895	$12,006	$272,127	$(22,413)	$575,469	$(4,321)	$24,326	$857,194

Exercise of options	162,445	44	3,546	-	-	-	-	3,590

Stock-based compensation	-	-	5,211	-	-	-	-	5,211

Tax benefit in respect of options exercised	-	-	710	-	-	-	-	710

Dividends paid	-	-	-	-	(63,137)	-	-	(63,137)

Fair value of non-controlling interests related to the acquisition of ITL	-	-	-	-	-	-	4,298	4,298

Other comprehensive income, net of tax benefit of $1,801	-	-	-	3,953	-		(1,035)	2,918

Net income attributable to non- controlling interests	-	-	-	-	-	-	11,543	11,543

Net income attributable to non-controlling interest from discontinued operation	-	-	-	-	-	-	(374)	(374)

Net income attributable to Elbit Systems Ltd.'s shareholders	-	-	-	-	183,498	-	-	183,498

Balance as of December 31, 2010	$42,693,340	$12,050	$281,594	$(18,460)	$695,830	$(4,321)	$38,758	$1,005,451

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY (CONT.)
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2011	$42,693,340	$12,050	$281,594	$(18,460)	$695,830	$(4,321)	$38,758	$1,005,451

Exercise of options	154,816	43	3,790	-	-	-	-	3,833

Stock-based compensation	-	-	1,996	-	-	-	-	1,996

Tax benefit in respect of options exercised	-	-	169	-	-	-	-	169

Dividends paid	-	-	-	-	(61,633)	-	-	(61,633)

Purchase of treasury shares	(240,368)	-	-	-	-	(10,101)	-	(10,101)

Purchase of subsidiaries shares from non- controlling interest, net	-	-	(55,142)	-	-	-	(15,858)	(71,000)

Other comprehensive income, net of tax benefit of $10,400	-	-	-	(37,766)	-	-	504	(37,262)

Net income attributable to non-controlling interests	-	-	-	-	-	-	(508)	(508)

Net loss attributable to non-controlling interest from discontinued operation	-	-	-	-	-	-	6,487	6,487

Net income attributable to Elbit Systems Ltd.'s shareholders	-	-	-	-	90,288	-	-	90,288

Balance as of December 31, 2011	$42,607,788	$12,093	$232,407	$(56,226)	$724,485	$(14,422)	$29,383	$927,720

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY (CONT.)
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2012	$42,607,788	$12,093	$232,407	$(56,226)	$724,485	$(14,422)	$29,383	$927,720

Exercise of options	33,589	12	1,340	-	-	-	-	1,352

Stock-based compensation	-	-	3,326	-	-	-	-	3,326

Tax benefit in respect of options exercised	-	-	161	-	-	-	-	161

Dividends paid	-	-	-	-	(50,616)	-	-	(50,616)

Purchase of treasury shares	(759,632)	-	-	-	-	(26,006)	-	(26,006)

Other comprehensive income, net of tax expense of $1,574	-		-	22,682	-		1,520	24,202

Net income attributable to non- controlling interests	-	-	-	-	-	-	2,608	2,608

Net income attributable to Elbit Systems Ltd.'s shareholders	-	-	-	-	167,879	-	-	167,879

Balance as of December 31, 2012	$41,881,745	$12,105	$237,234	$(33,544)	$841,748	$(40,428)	$33,511	$1,050,626

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands)

	Year ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$170,487	$89,780	$195,041
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	138,796	150,618	132,141
Write-off impairment and discontinued operations, net	616	15,977	1,284
Stock-based compensation	3,326	1,996	5,211
Amortization of Series A Notes discount (premium) and related issuance costs, net	153	422	(258)
Deferred income taxes and reserve, net	6,579	(8,777)	(28,162)
Loss (gain) on sale of property, plant and equipment	1,197	(1,645)	(1,426)
Loss (gain) on sale of investment	(829)	2,189	(19,151)
Equity in net earnings of affiliated companies and partnerships, net of dividend received(*)	(1,602)	(270)	(8,791)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables, and prepaid expenses	(91,988)	(65,062)	(84,708)
Decrease (increase) in inventories, net	10,022	(95,363)	(49,724)
Increase (decrease) in trade payables, other payables and accrued expenses	(75,724)	17,225	76,807
Severance, pension and termination indemnities, net	(10,612)	1,879	4,160
Increase (decrease) in advances received from customers	47,961	81,946	(36,396)
Net cash provided by operating activities	198,382	190,915	186,028
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(81,637)	(121,977)	(138,644)
Acquisitions of subsidiaries and business operations (Schedule A)	-	(12,173)	(229,556)
Investments in affiliated companies and other companies	(4,241)	(13,555)	(4,956)
Proceeds from sale of property, plant and equipment	7,335	15,059	10,667
Proceeds from sale of investments	705	329	27,941
Investment in long-term deposits	(779)	(609)	(14,484)
Proceeds from sale of long-term deposits	2,849	40,396	30,240
Investment in short-term deposits and available-for-sale marketable securities	(340,899)	(88,842)	(189,345)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	299,029	126,306	252,550
Net cash used in investing activities	(117,638)	(55,066)	(255,587)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	1,352	3,833	3,590
Purchase of non-controlling interests	-	(71,000)	-
Repayment of long-term loans	(319,601)	(73,666)	(488,657)
Proceeds from long-term loans	122,038	172,303	387,692
Proceeds from issuance of Series A Notes	246,973	-	283,213
Series A Notes issuance costs	(2,035)	-	(2,530)
Purchase of treasury shares	(26,006)	(10,101)	-
Repayment of Series A Notes and convertible debentures	(53,530)	(29,998)	-
Purchase of convertible debentures of a subsidiary	-	(2,121)	-
Dividends paid	(50,616)	(61,633)	(63,137)
Tax benefit in respect of options exercised	161	169	710
Change in short-term bank credit and loans, net	(2,817)	(12,117)	(40,972)
Net cash provided by (used in) financing activities	(84,081)	(84,331)	79,909
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,336)	51,518	10,350
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	202,577	151,059	140,709
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$199,241	$202,577	$151,059
(*) dividend received from affiliated companies and partnership	$9,558	$15,107	$10,925

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
U.S. dollars (In thousands)

	Year ended December 31,
	2012	2011	2010
SUPPLEMENTAL CASH FLOW ACTIVITIES:
Cash paid during the year for:
Income taxes, net	$5,734	$18,955	$60,759
Interest	$19,168	$10,258	$13,524

SCHEDULE A:
Acquisitions of subsidiaries and business operations
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital (deficit), net (excluding cash and cash equivalents)	$-	$306	$(57,937)
Property, plant and equipment	-	1,938	56,233
Other long-term assets	-	-	16,008
Goodwill and other intangible assets	-	17,993	261,910
Deferred income taxes	-	(1,171)	(15,515)
Long-term liabilities	-	(6,893)	(26,845)
Non-controlling interest	-	-	(4,298)
	$-	$12,173	$229,556

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands)

Note 1 -          GENERAL

A.
Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation, 46.75% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the field of defense electronics, homeland security and commercial aviation. Elbit Systems’ principal wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Industries Elop Ltd. (“Elop”), Elbit Systems Land and C4I Ltd. (“ESLC”) and Elbit Systems EW and SIGINT – Elisra Ltd. (“Elisra”) (formerly known as Elisra Electronic Systems Ltd.).

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

C.
In December 2011, the Israeli Government, due to political considerations, did not renew the Company’s export authorization to complete performance under an approximately $90,000 contract to supply systems to a foreign customer. As a result of the cessation of the program, and in accordance with our legal advisors opinion, the Company recorded in its 2011 results of operations an expense of approximately $72,800 ($62,000 net of taxes), which was included in cost of goods sold. In May 2012, the foreign customer drew down an amount of approximately $33,600 in advance and performance guarantees. The remaining balance will be utilized after 2013. In November 2012, following discussions with the Israeli Government regarding a possible compensatory settlement (which discussions did not result in an agreement regarding such settlement), the Company filed a lawsuit against the Government of Israel to recover damages and resulting expenses in the amount of approximately $74,000 in connection with the cancellation of the export authorization. The lawsuit was filed with the District Court of the Central Region of Israel.

D.	DISCONTINUED OPERATIONS

Fraser-Volpe LLC (“FV”) is a U.S. Company held approximately 59.4% by the Company through the Company’s wholly-owned subsidiary ITL Optronics Inc. ("ITL"). ITL and FV were acquired by the Company in the fourth quarter of 2010, as part of the acquisition of the Mikal group of companies, with the balance of ITL’s shares being acquired in February 2011.

Since the acquisition date, Company’s management is committed to and still is in process of selling its holdings in FV. Accordingly, FV was classified in the consolidated financial statements as held-for-sale, discontinued operations, in accordance with the criteria set in ASC 360-10-45-9, and the operating results and the cash flows for the years ended at December 31, 2012 and 2011 were classified as discontinued operations, in accordance with ASC 205-20, “Discontinued Operations”.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands)

Note 1 -          GENERAL (Cont.)

D.	DISCONTINUED OPERATIONS (Cont.)

During the third quarter of 2011, the Company recognized an impairment loss of approximately $16,000 on its holdings in FV, of which the non-controlling interest was approximately $6,500. Net loss recognized in the financial statements related to the above mentioned impairment was approximately $9,500.

As of December 31, 2012 and 2011, net assets related to FV amounted to $1,172 and $1,748, respectively, and are included in “Other Receivables and Prepaid Expenses” (See Note 4).

In October 2012 the Company signed an agreement for the sale of its interest in FV for an amount of $2,000 for which a down payment of $100 was paid by the purchaser in December 2012. The results of operations and cash flows of the discontinued operations, for each of the three years ended December 31, 2012, were immaterial. The Company expects to finalize the sale during 2013.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Elbit Systems and it's wholly and majority-owned subsidiaries.

Intercompany transactions and balances, including profit from intercompany yet realized outside the Company, have been eliminated upon consolidation.

D.	COMPREHENSIVE INCOME

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which is effective for annual reporting periods beginning after December 15, 2011. Accordingly, the Company adopted ASU 2011-05 on January 1, 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. Upon adoption of the new guidance, the Company elected to present a separate statement of consolidated comprehensive income.

The components of accumulated other comprehensive income (loss), net of taxes, in the amount of $23,845 and $25,419 at December 31, 2012 and 2011, respectively, were as follows:

	Year ended December 31,
	2012	2011
Foreign currency translation differences	$(5,189)	$(7,161)
Unrealized gains (losses) on derivative instruments	14,771	(10,114)
Pension and post–retirement benefit plans	(42,354)	(37,398)
Unrealized gains (losses) on available-for-sale marketable securities	$(772)	$(1,553)

Accumulated other comprehensive income (loss), net of taxes	$(33,544)	$(56,226)

E.	BUSINESS COMBINATIONS

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

The Company accounts for all its investments in debt securities and for investments in marketable equity securities of entities in which it does not have significant influence, in accordance with ASC 320, “Investments - Debt and Equity Securities”. The Company classifies all debt securities and marketable equity securities as “available-for-sale”. All of the Company’s investments in available-for-sale securities are reported at fair value. Unrealized gains and losses are comprised of the difference between fair value and the cost of such securities and are recognized, net of tax, as accumulated other comprehensive income (“OCI”).

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in "financial expenses, net".

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary impairment (“OTTI“). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it will still need to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized in earnings. Amounts relating to factors other than credit losses are recorded in OCI.

I.	INVENTORIES

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence for which recoverability is not probable.

Cost is determined as follows;

•	Raw materials using the average or FIFO cost method.
•	Work in progress:
•
Costs incurred on long-term contracts in progress include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (See Note 2(V)).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	INVENTORIES (Cont.)

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

J.	INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

Investments in affiliated companies and partnerships that are not controlled but over which the Company can exercise significant influence (generally, entities in which the Company holds approximately between 20% and 50% of the voting rights of the investee) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Company, are eliminated. The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and the Company has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

Investments in preferred shares, which are not in substance common stock, are recorded on a cost basis according to ASC 323-10-15-13, “Investments-Equity Method and Joint Ventures-In-substance Common Stock” and ASC 323-10-40-1, "Investment-Equity Method and Joint Ventures-Investee Capital Transactions".

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g. budgets, business plans, financial statements, etc.). During 2012 and 2011, no material impairment was recognized.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	VARIABLE INTEREST ENTITIES

ASC 810-10, “Consolidation”, provides a framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. According to ASC 810-10, the Company consolidates a VIE  when it has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. The determination about whether the Company should consolidate a VIE is evaluated continuously as existing relationships change or future transactions occur.

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

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2-20
Instruments, machinery and equipment	3-33
Office furniture and other	4-33
Motor vehicles	12-33	(Mainly 15%)

(*)	Prepayments for operating leases and leasehold improvements are amortized generally over the term of the lease or the useful life of the assets, whichever is shorter.

O.	OTHER INTANGIBLE ASSETS

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

Recoverability of assets (or assets group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For each of the three years in the period ended December 31, 2012, no material impairment has been identified.

As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or assets groups).

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

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2012, no material impairment losses have been identified.

As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

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

Severance pay expenses for the years ended December 31, 2012, 2011 and 2010 amounted to approximately $58,326, $50,018 and $50,228, respectively.

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

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues using the percentage-of-completion basis. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

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

Any changes in estimated gross profit from prior estimates are recognized in results of operations in the current period when they are reasonably determinable by management, for the inception-to-date effect of such changes (on a cumulative catch-up basis). Anticipated losses on contracts are charged to earnings when determined to be probable.

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

A number of internal and external factors affect the Company's cost estimates, including labor rates, estimated future prices of material, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes.  If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company’s consolidated financial statements.

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

In cases where the contract involves the delivery of products and performance of services, or other obligations such as buy-back (See Note 20(B)), the Company follows the guidelines specified in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” in order to allocate the contract consideration between the identified different elements using the relative selling price method to allocate the entire arrangement consideration. The selling price for each element would be allocated by using a hierarchy of: (1) Vendor Specific Objective Evidence (“VSOE”); (2) third-party evidence of the selling price for that element; or (3) estimated selling price (“ESP”), for individual elements of an arrangement when VSOE or third-party evidence of the selling price is unavailable.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

 U.S. dollars (In thousands)

T.	REVENUE RECOGNITION (Cont.)

The Company determines ESP for the purposes of allocating the consideration to individual elements of an arrangement by considering several external and internal factors including, but not limited to, pricing practices, margin objectives, geographies in which the Company offers products and services and internal costs.

The determination of ESP is judgmental and is made through consultation with and approval by management.

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation services, etc. Revenues from services were less than 10% of consolidated revenues in each of the years ended December 31, 2012, 2011 and 2010.

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

Changes in the Company’s provision for warranty, which is included in other payables and accrued expenses in the Balance Sheet, are as follows:

	2012	2011
Balance, at January 1	$176,831	$164,778
Warranties issued during the year	81,952	75,434
Reduction due to warranties forfeited or claimed during the year	(69,070)	(63,381)
Balance, at December 31	$189,713	$176,831

V.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred unless the costs are related to certain contractual arrangements which are recorded as part of cost of revenues, over the period that revenue is recognized, consistent with the Company’s revenue recognition accounting policy. The Company does not have significant stand-alone research and development arrangements performed for others.

The Company has certain research and development contractual arrangements that meet the requirements for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to its research and development expenses rather than as contract revenues.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	RESEARCH AND DEVELOPMENT COSTS (Cont.)

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Chief Scientist’s Office (“OCS”) and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are obliged to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of cost of revenues. For more information regarding OCS royalties’ commitments see Note 20(A).

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

The Company's marketable securities include investments in corporate debentures, U.S. Treasury Bills, U.S. government agency debentures and Israeli Treasury Bills. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

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

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”, which requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative will be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized immediately in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included immediately in earnings in “Financial income (expenses), net”, in each reporting period (See Note 24).

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

In connection with the issuance of the NIS 1.1 billion Series A Notes in 2010 and the issuance of an additional NIS 0.9 billion Series A Notes in 2012 on the Tel Aviv Stock Exchange (See Note 16), the Company entered into cross-currency interest rate swap transactions with a notional principal of the NIS 1.1 billion and NIS 0.9 billion to effectively hedge the effect of interest and exchange rate difference from NIS Series A Notes. The cross currency interest rate swap effectively converts the fixed interest rate of the debt to a floating interest rate. The terms of the swap agreements substantially match the terms of the debt. Under the terms of the swap agreements, the Company received interest payments semi-annually in NIS at an annual rate of 4.84% on the notional principal and pays interest semi-annually in U.S. Dollars at an annual weighted rate of 1.84% over the six-month LIBOR on the notional principal. The swap agreements are designated as a fair value hedge.  The gains and losses related to changes in the fair value of the interest rate swaps are included in interest expense and substantially offset changes in the fair value of the hedged portion of the underlying hedged Series A Notes.

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

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model with the following weighted average assumptions:

	2012	2011	2010
Dividend yield	2.45%	2.23%	2.20%
Expected volatility	36.07%	31.59%	31.92%
Risk-free interest rate	0.83%	2.01%	1.56%
Expected life	4 years	4 years	4 years
Forfeiture rate	0.56%	0.56%	0.56%
Suboptimal factor	1.75	1.75	1.75

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

As of December 31, 2012, the fair value of the Series A Notes based on quoted market price of the Tel-Aviv Stock Exchange was approximately $477,943.

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

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the instrument are categorized as Level 3.

The Company’s cross-currency interest rate swaps are valued under an income approach using industry-standard models that consider various assumptions, including time value, volatility factors, current market and contractual prices for the underlying, and counterparty non-performance risk. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instruments, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace and accordingly are categorized as Level 2.

The Company measures its marketable equity securities, debt securities and foreign currency derivative instruments at fair value. Marketable equity securities and government debt securities are classified within Level 1. The Company's corporate debt marketable securities trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

The Company’s foreign currency derivative instruments are classified within Level 2 when the valuation inputs are based on quoted prices and market observable data of similar instruments and in Level 3 when valuation inputs are based on significant unobservable data.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

 U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2012 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable debt securities:
Government bonds	$12,620	$-	$-
Corporate bonds	-	37,491	-
Foreign currency derivatives and option contracts	-	24,738	-
Cross currency interest rate swap	-	22,415	-
Liabilities
Foreign currency derivative and option contracts	-	(4,992)	-
Total	$12, 620	$79,652	$-

	Fair value measurement at December 31, 2011 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable debt securities:
Government bonds	$-	$-	$-
Foreign currency derivatives and option contracts	-	14,755	-
Cross Currency interest rate swap	-	8,877	-
Liabilities
Foreign currency derivative and option contracts	-	(25,954)	-
Total	$-	$(2,322)	$-

AB.	BASIC AND DILUTED NET EARNINGS PER SHARE

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

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was 125,709, 76,815 and 23,041 for the years 2012, 2011 and 2010, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 2 -          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AC.	TREASURY SHARES

Elbit Systems’ shares held by Elbit Systems and its subsidiaries are recognized at cost and presented in treasury shares as a reduction of shareholders’ equity.

AD.	RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2012, the Company retrospectively adopted a new standard issued by the Financial Accounting Standards Board by presenting total comprehensive income and the components of net income and other comprehensive income (loss) in two separate but consecutive statements. The adoption of this guidance resulted only in a change in how the Company presents other comprehensive income in the Company's consolidated financial statements and did not have any impact on the Company's results of operations, financial position or cash flows. Comparative prior periods amounts are also presented.

AE.	RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

Note 3 -          TRADE AND UNBILLED RECEIVABLES, NET

	December 31,
	2012	2011
Receivables (1)	$454,641	$456,479
Unbilled receivables	242,616	219,906
Less – allowance for doubtful accounts	(9,128)	(6,861)
	$688,129	$669,524

(1) Includes receivables due from affiliated companies	$20,623	$20,030

Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable related to claims are items that the Company believes are earned, but are subject to uncertainty concerning determination of their ultimate realization. Such amounts were not material as of the balance sheet date. Accounts receivables and unbilled receivables, other than those detailed under Note 7, are expected to be billed and collected during 2013.

Short and long-term trade and unbilled receivables include receivables from IMOD in the amount of $417,536 and $404,104, as of December 31, 2012 and 2011, respectively.

As for long-term trade and unbilled receivables – see Note 7.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 4 -          OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2012	2011
Deferred income taxes, net	$31,801	$35,263
Prepaid expenses	45,219	37,504
Government institutions	56,340	72,266
Derivative instruments	35,580	20,520
Held-for-sale investment (*)	1,172	1,748
Other	9,991	12,723
	$180,103	$180,024

(*)          See Note 1(D).

Note 5 -          INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2012	2011
Cost incurred on long-term contracts in progress	$832,642	$866,325
Raw materials	119,416	110,528
Advances to suppliers and subcontractors	35,857	47,168
	987,915	1,024,021
Less -
Cost incurred on contracts in progress deducted from customer advances	68,306	38,048
Advances received from customers (*)	104,297	150,195
Provision for losses on long-term contracts	64,065	74,509
	$751,247	$761,269

(*)
The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (See Note 14).

Note 6 -	INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.	Investments in affiliated companies:

	December 31,
	2012	2011
Companies accounted for under the equity method	$122,237	$105,914
Companies accounted for on a cost basis	4,245	4,245
	$126,482	$110,159

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 6 -          INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	Investments in companies accounted for under the equity method:

	December 31,
	2012	2011
SCD (1)	$68,692	$63,854
VSI (2)	16,715	8,154
Opgal (3)	13,470	14,626
Netcity (4)	12,129	10,418
Other(5)	11,231	8,862
	$122,237	$105,914

(1)
Semi Conductor Devices (“SCD”) is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(2)
Vision Systems International LLC (“VSI”) based in San Jose, is a California limited liability company that is held 50% by ESA and 50% by a subsidiary of Rockwell Collins Inc. VSI operates in the area of helmet mounted display systems for fixed-wing military aircraft. VSI is jointly controlled and therefore is not consolidated in the Company’s financial statements. In November 2012, Rockwell Collins and ESA established Rockwell Collins ESA Vision Systems LLC ("RCEVS"), a Delaware limited liability company, held 50% by each party, which will engage in similar activities to VSI.

(3)
Opgal Optronics Industries Ltd. (“Opgal”) is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company’s financial statements.

(4)
UTI NETCITY Investments BV S.A ("Netcity") is a Romanian company held 40% by the Company. During 2011, the Company invested in Netcity approximately $8,100, in addition to $2,700 that were invested in 2010. Netcity is engaged in the construction of fiber-telecommunication networks in Romania.

(5)
During 2012, the Company invested in an Asian company approximately $2,789. The Asian company in which the Company holds 51%, is engaged in the assembly and maintenance of communication equipment. The Asian company is not controlled by the Company since the partner has participation rights in the day-to-day to operations, and therefore the Company is not consolidated in the Company’s financial statements.

(6)	Equity in net earnings of affiliated companies is as follows:

	Year ended December 31,
	2012	2011	2010
SCD	$5,524	$5,807	$11,470
VSI	8,403	8,454	6,265
Other	(2,767)	1,116	1,061
	$11,160	$15,377	$18,796

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 6 -          INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	Investments in companies accounted for under the equity method (Cont.)

(7)	The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,
	2012	2011
Current assets	$278,751	$272,274
Non-current assets	114,289	67,151
Total assets	$393,040	$339,425

Current liabilities	$118,506	$158,548
Non-current liabilities	44,137	24,809
Shareholders’ equity	230,397	156,068
	$393,040	$339,425

Income Statement Information:

	Year ended December 31,
	2012	2011	2010
Revenues	$385,792	$402,438	$476,286
Gross profit	$102,730	$117,222	$137,228
Net income	$27,596	$38,131	$36,728

(8)	See Note 20(E) for guarantees.

Note 7 -          LONG-TERM TRADE AND UNBILLED RECEIVABLES

	December 31,
	2012	2011
Receivables	$201	$5,303
Unbilled receivables	229,486	157,459
	$229,687	$162,762

The majority of the long-term unbilled receivables are expected to be billed and collected during the years 2014 - 2016. Long-term trade and unbilled receivables are mainly related to the IMOD.

Note 8 -          LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2012	2011
Restricted deposits with banks (1)	$-	$2,271
Hedging receivables in respect to Series A Notes (See Note 16)	11,555	3,112
Deposits with banks and other long-term receivables (2)	7,714	6,832
	$19,269	$12,215

(1)	Restricted deposits in respect of an issued bank guarantee.
(2)	Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A in the amount of $6,093 and $5,427 as of December 31, 2012 and 2011, respectively (See Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 9 -          AVAILABLE-FOR-SALE MARKETABLE SECURITIES

In 2012 the Company invested approximately $51,000 in available-for-sale marketable securities.

As of December 31, 2012, the fair value, amortized cost and gross unrealized holding gains and losses of such securities were as follows:

	December 31, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$12,428	192	-	$12,620
Corporate debentures - fix and floating interest rate	36,901	594	(4)	37,441
	$49,329	786	(4)	$50,111

The contractual maturities of the available-for-sale marketable securities in future years are as follows:

December 31, 2012
2014	$1,810
2015	9,735
2016	18,016
2017	13,659
2018 and after	2,920
$46,140

As of December 31, 2012, interest receivable amounted to $537, included in other receivables.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 10 -        PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2012	2011
Cost (1):
Land, buildings and leasehold improvements (2)	$373,286	$361,246
Instruments, machinery and equipment (3)	641,911	629,290
Office furniture and other	95,080	76,939
Motor vehicles and airplanes	133,467	131,106
	1,243,744	1,198,581
Accumulated depreciation	(742,458)	(680,973)
Depreciated cost	$501,286	$517,608

Depreciation expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $89,551, $93,666 and $84,412, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $36,990 and $29,367 as of December 31, 2012 and 2011, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company (in square feet):

	Israel (a)	U.S. (b)	Other Countries (c)
Owned	2,158,000	710,000	891,000
Leased	1,896,000	631,000	303,000

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

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Brazil, Australia and Asia.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $239,758 and $173,649 as of December 31, 2012 and 2011, respectively.

As for pledges of assets – see Note 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 11 -        GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	Composition of identifiable intangible assets:

	Weighted average
	useful lives	December 31,
		2012	2011
Original cost:
Technology	10	$254,798	$254,668
Customer relations	6	201,809	201,346
Trademarks and other	11	65,002	64,872
		521,609	520,886
Accumulated amortization:
Technology		140,233	119,598
Customer relations		137,356	115,352
Trademarks and other		29,057	22,190
		306,646	257,140
Amortized cost		$214,963	$263,746

B.	Amortization expenses amounted to $49,245, $56,952 and $47,729 for the years ended December 31, 2012, 2011 and 2010, respectively.

C.	The estimated aggregate amortization expense for each of the five succeeding fiscal years is:

2013	$45,734
2014	43,219
2015	36,901
2016	28,106
2017	16,556
2018 and after	44,447

D.	Changes in goodwill, during 2012 are as follows:

2012
Balance, at January 1,	$499,326

Net translation differences (1)	1,272

Balance, at December 31,	$500,598

(1)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 12 -        SHORT-TERM BANK CREDIT AND LOANS

		December 31,
	Interest %	2012	2011
Short-term loans	2.5%	$-	$158
Short-term bank credit	3.42-5%	181	2,840
		$181	$2,998
Weighted average interest rate	2.40%

Note 13 -        OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2012	2011
Payroll and related expenses	$136,240	$143,805
Provision for vacation pay	47,236	43,401
Provision for income tax, net of advances	35,269	26,858
Other income tax liabilities	34,451	36,707
Value added tax (“VAT”) payable	11,160	15,202
Provision for royalties	31,410	31,549
Provision for warranty	196,559	185,067
Derivative instruments	4,956	25,954
Deferred income tax, net	479	-
Provision for losses on long-term contracts (1)	51,850	109,171
Other (2)	154,840	138,815
	$704,450	$756,529

(1)	Includes a provision of $5,167 and $43,900 as of December 31, 2012 and 2011, respectively, related to the cessation of a program with a foreign customer (See Note 1(C)).

(2)
Primarily includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g., damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers.

Note 14	CUSTOMER ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2012	2011
Advances received	$782,482	$750,161
Less -
Advances presented under long-term liabilities	156,497	154,696
Advances deducted from inventories	104,297	150,195
	521,688	445,270
Less -
Costs incurred on contracts in progress (See Note 5)	68,306	38,048
	$453,382	$407,222

As for guarantees and liens, See Notes 20(E), 20(G) and 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 15 -        LONG-TERM LOANS, NET OF CURRENT MATURITIES

			Years of	December 31,
	Currency	Interest %	maturity	2012	2011
Long-term bank loans(*)	U.S. dollars	Libor+1.25-2.5%	mainly 2-3	$174,381	$369,564
	GBP	Libor + 1.11-3.28%	mainly 1-3	29,917	29,298
	Other	Libor + 1.7-4%	mainly 1-3	1,228	1,408
				205,525	400,270
Less: current maturities				31,781	98,015
				$173,745	$302,255

(*) For covenants see Note 20(F).

As of December 31, 2012 the LIBOR annual rate:

For long-term loans denominated in U.S. dollars was 1.25%.-2.5%.

For long-term loans denominated in GBP was 2.2%.

The maturities of these loans for periods after December 31, 2012 are as follows:

2013 – current maturities	$31,781
2014	75,137
2015	16,895
2016	81,712
$205,525

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 16 -        SERIES A NOTES, NET OF CURRENT MATURITIES

	December 31,
	2012	2011
Series A Notes	$450,040	$259,094
Less – Current maturities	(58,275)	(29,612)
Carrying amount adjustments on Series A Notes(*)	16,158	7,412
Premium (discount) on Series A Notes, net	687	(1,575)
	$408,610	$235,319

(*)	As a result of fair value hedge accounting, described below, and in Notes 2(Y) and 2(AA). The carrying value of the Series A Notes is adjusted for changes in the interest rates.

In June 2010, the Company issued Series A Notes in the aggregate principal amount of NIS 1.1 billion (approximately $283,000), payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020 (the first interest payment was made on December 30, 2010, and the last interest payment will be made on June 30, 2020). Debt issuance costs were approximately $2,530, of which $2,164 was allocated to the Series A Notes discount, and $366 was allocated to deferred issuance costs and are amortized as financial expenses over the term of the Series A Notes due in 2020.

In March 2012, the Company issued additional Series A Notes in the aggregate principal amount of NIS 807 million (approximately $217,420). The immediate gross proceeds received by the Company for the issuance of the March 2012 Series A Notes were approximately NIS 831 million (approximately $224,000). Debt issuance costs were approximately $2,010, of which $1,795 was allocated to the Series A Notes discount, and $215 was allocated to deferred issuance costs and are amortized as financial expenses over the term of the Series A Notes due in 2020. Premium was approximately $3,675 and is amortized as financial income over the term of the Series A  Notes due in December 2020.

In May 2012, the Company issued additional Series A Notes in an aggregate principal amount of NIS 92 million (approximately $24,407) through a private placement to Israeli institutional investors. The immediate gross proceeds received by the Company for the issuance of the May 2012 Series A Notes were approximately NIS 95 million (approximately $24,900). Debt issuance costs were approximately $94. These costs were allocated to deferred issuance costs and are amortized as financial expenses over the term of the Series A Notes due in 2020. Premium was approximately $260 and is amortized as financial income over the term of the Series A Notes due in December 2020.

The 2010 Series A Notes together with the 2012 Series A Notes form one single series with the same terms and conditions.

The Series A Notes (principal and interest) are not linked to any currency or index. The Series A Notes are unsecured, non convertible and do not restrict the Company’s ability to issue additional notes of any class or distribute dividends in the future. There are no covenants on the Series A Notes. The Series A Notes are listed for trading on the Tel-Aviv Stock Exchange.

During the years ended December 31, 2012, 2011 and 2010, the Company recorded $10,787, $5,753 and $4,395, respectively, as interest expenses and $153, $422 and $258, respectively, as amortization of debt issuance costs net on the Series A Notes.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 16 -        SERIES A NOTES, NET OF CURRENT MATURITIES (Cont.)

The Company also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2010 NIS Series A Notes. Under the cross currency interest rate swaps, the Company will receive fixed NIS at a rate of 4.84% on NIS 1.1 billion and pay floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consumed. Both the debt and the swap instruments will pay semi-annual coupons on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2012) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

On April 2012 and May 2012 the Company entered into cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2012 issuance of Series A Notes. Under these cross currency interest rate swaps, the Company will receive fixed NIS at a rate of 4.84% on NIS 807 million and NIS 92 million and pay floating six-month USD LIBOR + an average spread of 2.02% on $217,300 and 2.285% on $24,100, respectively, which reflects the U.S. dollar value of the 2012 issued Series A Notes on the specific dates the transactions were consumed. Both the debt and the swap instruments will pay semi-annual coupons on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2012) plus an average of 1.84% on the 2012 principal amounts, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

Future principal payments for the Series A Notes are as follows:

December 31, 2012
2013 (current maturities)	$58,275
2014	58,275
2015	58,275
2016	58,275
2017	58,275
2018 and after	175,510
$466,885

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, Telefunken and a European subsidiary sponsor benefit plans for their employees in the U.S., Germany and Belgium, respectively, as follows:

Defined Benefit Retirement Plan based on Employer’s Contributions

a)
ESA has three defined benefit pension plans (the “Plans”) which cover the employees of ESA’s subsidiaries EFW and Kollsman. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law.  Pension fund assets of the Plans are invested primarily in stocks, bonds and cash through a financial institution, as the investment manager of the Plans’ assets. Pension expense is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employee. The measurement date for the EFW and Kollsman benefit obligation is December 31.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
Changes in benefit obligation:
Benefit obligation at beginning of year	$153,097	$119,983
Service cost	9,709	8,205
Interest cost	6,567	6,361
Exchange rate differences	299	(508)
Actuarial losses	10,747	21,313
Benefits paid	(3,329)	(2,257)
Benefit obligation at end of year	$177,090	$153,097
Changes in the Plans’ Assets:
Fair value of Plans’ assets at beginning of year	81,780	69,493
Actual return on Plans’ assets (net of expenses)	11,002	(722)
Employer contribution	12,341	15,266
Benefits paid	(3,329)	(2,257)
Fair value of Plans’ assets at end of year	$101,794	$81,780
Accrued benefit cost, end of year:
Funded status	(75,296)	(71,317)
Unrecognized net actuarial loss	63,178	60,650
Unrecognized prior service cost	498	584
	$(11,620)	$(10,083)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(85)	(85)
Accrued benefit liability, non-current	(75,211)	(71,232)
Accumulated other comprehensive income, pre-tax	63,676	61,234
Net amount recognized	$(11,620)	$(10,083)

	Year ended December 31,
	2012	2011	2010
Components of the Plans’ net periodic pension cost:
Service cost	$9,709	$8,205	$7,031
Interest cost	6,567	6,361	5,858
Expected return on Plans’ assets	(6,400)	(5,512)	(4,914)
Amortization of prior service cost	172	104	95
Amortization of transition amount	(131)	(147)	(130)
Amortization of net actuarial loss	4,107	1,988	1,769
Total net periodic benefit cost	$14,023	$10,999	$9,709
Additional information
Accumulated benefit obligation	$167,667	$144,682	$112,643

	December 31,
	2012	2011
Weighted average assumptions:
Discount rate as of December 31	4.1%	4.4%
Expected long-term rate of return on Plans’ assets	7.0%	7.3%
Rate of compensation increase	2.2%	2.4%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

Asset Allocation by Category as of December 31:

	2012	2011
Asset Category:
Equity Securities	57.5%	56.8%
Debt Securities	34.8%	36.1%
Other	7.7%	7.1%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2012	2011
Asset Category:
Equity Securities	50%	56.0%
Debt Securities	40%	41.2%
Other	10%	2.8%
Total	100.0%	100.0%

The fair value of the asset values by category at December 31, 2012 is as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Cash	$38	$38	$-	$-
Cash Equivalents:
Money Market Funds (a)	4,153	4,153	-	-
Fixed Income Securities:
Mutual Funds (b)	36,618	36,618	-	-
Equity Securities:
International Companies (c)	1,554	1,554	-	-
Mutual Funds (d)	47,091	47,091	-	-
Other	12,340	12,340
Total	$101,794	$101,794	$-	$-

(a)	This category includes highly liquid daily traded cash-like vehicles.
(b)	This category invests in highly liquid diverse mutual funds representing a diverse offering of debt issuance.
(c)	This change represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or ADRs.
(d)	This category represents highly liquid diverse equity mutual funds of varying asset classes and styles.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2012 Plan year have been satisfied as of December 31, 2012. Benefit payments over the next five years are expected to be $4,072 in 2013; $4,659 in 2014, $5,258 in 2015, $5,879 in 2016 and $6,587 in 2017.

Retiree Medical Plan

Effective January 1, 2003, ESA commenced offering retiree medical benefits to a limited number of retirees at EFW.

The measurement date for ESA benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
Change in Benefit Obligation:
Benefit obligation at beginning of period	$3,145	$2,914
Service cost	299	253
Interest cost	117	151
Actuarial (gain) loss	(688)	(63)
Employee contribution	17	19
Benefits paid	(107)	(129)
Benefit obligation at end of period	$2,781	$3,145

Change in Plan Assets:
Fair value of plan assets at beginning of period	$-	$-
Employer contribution	90	110
Employee contribution	17	19
Benefits paid	(107)	(129)
Fair value of plan assets at end of period	$-	$-

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

	Year ended December 31,
	2012	2011
Accrued benefit cost, end of period:
Funded status	$(2,781)	$(3,145)
Unrecognized net actuarial loss	246	455
Unrecognized prior service cost	-	-
Accrued benefit cost, end of period	$(2,535)	$(2,690)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(175)	$(111)
Accrued benefit liability, non-current	(2,606)	(3,034)
Accumulated other comprehensive loss, pretax	246	455
Net amount recognized	$(2,535)	$(2,690)

Components of net periodic pension cost (for period):
Service cost	$299	$253
Interest cost	117	151
Amortization of prior service cost	12	74
Amortization of net actuarial loss	-	22
Total net periodic benefit cost	$428	$500
Assumptions as of end of period:
Discount rate	3.78%	3.78%
Health care cost trend rate assumed for next year	8.00%	8.50%
Ultimate health care cost trend rate	5.00%	5.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2012 is as follows:

	1% increase	1% decrease
Net periodic benefit cost	$53	$(46)
Benefit obligation	$244	$(216)

Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $4,436, $4,356 and $3,896 for the years ended December 31, 2012, 2011 and 2010, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 17 -        BENEFIT PLANS AND ACCRUED TERMINATION LIABILITY (Cont.)

Non-Qualified Defined Contribution Plan

In 2007, ESA implemented two new benefit plans for the executives of the organization.  The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan.  ESA provides a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation.  The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across three ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $742, $441 and $543 for the years ended December 31, 2012, 2011 and 2010 respectively, and the total ESA contribution to the plan was $133 for 2012. The cash and cash surrender value of these life insurance policies at December 31, 2012 was $3,867. The total liability related to the 409(A) plan was $3,976 at December 31, 2012.

The second plan implemented is a non-qualified, defined benefit plan for the top three executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement.  The plan is funded with several life insurance policies.  They are not segregated into a trust or otherwise effectively restricted.  These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets.  The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $2,199 at December 31, 2012. Related liability for the pension payments is $3,015 at December 31, 2012. As of December 31, 2012, all executives had partially vested balances in the plan.

Note 18 -        TAXES ON INCOME

A.	APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates

Corporate tax rates in Israel were 25% in 2010, 24% in 2011 and 25% in 2012.

In December 2011 the Knesset passed the Law for the Tax Burden Reform (Amended Legislation) – 2011 (“the Tax Burden Reform”), which came into effect on January 1, 2012. Pursuant to the Tax Burden Reform, the corporate tax rate is scheduled to remain at a rate of 25% for future tax years. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

The net effect of the Tax Burden Reform on the deferred tax balances of the Company was recognized in the period of enactment (fourth quarter of 2011). The implementation of the Tax Burden Reform by the Company and its Israeli subsidiaries did not have a material effect on the Company’s 2011 results.

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

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959:

Elbit Systems’ and certain of its Israeli subsidiaries’ (“the companies”) operations have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”). Accordingly, certain income of the companies derived from the “Approved Enterprise” programs is tax exempt for two-years and subject to reduced tax rates of 25% for a five-year to eight-year period or tax exempt for a ten-year period, commencing in the first year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

An Amendment to the Law from 2005 defines the “Privileged Enterprise” status rather than the previous terminology of “Approved Enterprise” and limits the scope of enterprises which may qualify for “Privileged Enterprise” status by setting criteria such as that at least 25% of the Privileged Enterprise program’s income be derived from exports. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require an Investment Center approval in order to qualify for tax benefits. Similar criteria have been set for the “Preferred Enterprise” status which was added in an Amendment to the Law in 2011.  Companies are not required to receive an Investment Center approval in order to qualify for the tax benefits under the Preferred Enterprise status, however, companies which are under an Approved Enterprise or Privileged Enterprise program must waive their former benefits to elect the Preferred Enterprise benefits.

Tax-exempt income generated by the Company and certain of its Israeli subsidiaries’ Approved Enterprises will be subject to tax upon dividend distribution, tax-exempt income generated by the Company and certain of its Israeli subsidiaries’ Privileged Enterprise programs will be subject to tax upon dividend distribution or complete liquidation. Income generated under a Preferred Enterprise is not subject to additional taxation upon distribution or complete liquidation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

A.	APPLICABLE TAX LAWS (Cont.)

The entitlement to the above benefits is subject to the companies’ fulfilling the conditions specified in the Law, regulations promulgated thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest (see Note 18(A)(3)). As of December 31, 2012, the Company’s management believes that the Company and its Israeli subsidiaries have met all conditions of the Law and letters of approval.

As of December 31, 2012, the tax benefits for the Company’s Approved Enterprise and Privileged Enterprise existing programs will expire within the period of 2015 to 2021.

As of December 31, 2012, retained earnings of the Company included approximately $694,342 in tax-exempt profits earned by the company’s “Approved Enterprises” and “Privileged Enterprises”. If the retained tax-exempt income is distributed, with respect to the “Approved Enterprises” and the “Privileged Enterprises”, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently – 25%), and an income tax liability would be incurred of approximately $173,585 as of December 31, 2012.

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

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate will be 10% in 2012, 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate will be 15% and 2012, 12.5% in 2013 and 2014 and 12% starting from 2015. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

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

In November 2012, the Knesset passed Amendment No. 69 to the Investment Law (the “Trapped Earnings Law”) which provides a temporary, partial, relief from taxation on a distribution from exempt income for companies which elect the relief through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income (“Elected Earnings”) for a reduced tax rate ranging between 17.5% and 6%. While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a certain period of time. The applicable rate is based on a linear formula involving the portion of Elected Earnings to exempt income and the applicable tax rate prescribed in the Investment Law. A company electing to qualify its exempt income must undertake to make designated investments in productive fixed assets, research and development, or wages of new employees (“Designated Investment”). The Designated Investment amount is defined by a formula which considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed by the Investment Law.

In addition to the reduced tax rate, a distribution of Elected Earnings would be subject to a 15% withholding tax. The Trapped Earnings Law provides an exemption from the 15% withholding tax for a distribution to an Israeli resident company for companies which have elected the Privileged Enterprise status and waived their Approved Enterprise and privileged Enterprise Status through June 2015.

The Company is currently evaluating the implications of an election under the Trapped Earnings Law on the Company and its Israeli subsidiaries.

B.	NON – ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

C.	INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31,
	2012	2011	2010
Income before taxes on income:
Domestic	$159,330	$95,226	$160,749
Foreign	17,712	8,778	38,612
	$177,042	$104,004	$199,361

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

D.	TAXES ON INCOME FROM CONTINUING OPERATIONS

	Year ended December 31,
	2012	2011	2010
Current taxes:
Domestic	$12,957	$13,896	$26,842
Foreign	6,454	1,328	16,616
	19,411	15,224	43,458
Adjustment for previous years:
Domestic	(4,898)	2,009	(3,889)
Foreign	(633)	(2,308)	1,885
	(5,531)	(299)	(2,004)
Deferred income taxes:
Domestic	6,686	(2,861)	(10,303)
Foreign	(3,467)	1,560	(7,114)
	3,219	(1,301)	(17,417)
Total taxes on income from continuing operation	$17,099	$13,624	$24,037

Total:
Domestic	$14,745	$13,044	$12,650
Foreign	2,354	580	11,387
Total taxes on income from continuing operation	$17,099	$13,624	$24,037

E.	UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011
Balance at the beginning of the year	$53,183	$48,791
Additions related to interest and currency transaction	3,695	405
Additions based on tax positions taken during a prior period	5,925	5,336
Reduction related to tax positions taken during a prior period	(8,660)	(3,746)
Reductions related to settlement of tax matters	(117)	(4,684)
Additions based on tax positions taken during the current period	5,998	8,305
Reduction related to a lapse of applicable statute of limitation	(7,426)	(1,224)
Balance at the end of the year	$52,599	$53,183

At December 31, 2012 and 2011, the Company had a liability for unrecognized tax benefits of $52,599 and $53,183, respectively, including an accrual of $8,449 and $5,916 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 18 -        TAXES ON INCOME (Cont.)

E.	UNCERTAIN TAX POSITIONS (Cont.)

During 2012, Elbit Systems and its subsidiaries were subject to examination by various tax authorities in jurisdictions such as Israel, the United States and various countries in Europe.

As a result of ongoing examinations, tax proceedings in certain countries, and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2012, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

F.	DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

		Deferred (1) Tax Asset (Liability)
	Total	Current	Non-current
As of December 31, 2012
Deferred tax assets:
Reserves and allowances	$41,190	$10,451	$30,739
Inventory allowances	6,345	6,345	-
Property, plant and equipment	7,414	1,317	6,097
Other assets	17,819	6,899	10,920
Net operating loss carry-forwards	18,989	7,399	11,590
	91,757	32,411	56,346
Valuation allowance	(3,527)	(610)	(2,917)
Net deferred tax assets	88,230	31,801	56,429
Deferred tax liabilities:
Intangible assets	(33,064)	-	(33,064)
Property, plant and equipment	(18,882)	(18)	(18,864)
Reserves and allowances	(4,134)	(461)	(3,673)
	(56,080)	(479)	(55,601)
Net deferred tax assets	$32,150	$31,322	$828
As of December 31, 2011
Deferred tax assets:
Reserves and allowances	$45,069	$15,939	$29,130
Inventory allowances	6,328	6,328	-
Property, plant and equipment	4,134	1,087	3,047
Other	22,415	10,242	12,173
Net operating loss carry-forwards	20,881	1,667	19,214
	98,827	35,263	65,564
Valuation allowance	(1,302)	-	(1,302)
Net deferred tax assets	97,525	35,263	63,564
Deferred tax liabilities:
Intangible assets	(40,386)	-	(40,386)
Property, plant and equipment	(17,737)	-	(17,737)
Reserves and allowances	-	-	-
	(58,123)	-	(58,123)
Net deferred tax assets	$39,402	$35,263	$4,139

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands, except share data)

Note 18 -       TAXES ON INCOME (Cont.)

F.	DEFERRED INCOME TAXES (Cont.)

The deferred taxes, net are reflected in the balance sheet as follows:

	December 31,
	2012	2011
Current deferred income tax assets (Note 4)	$31,801	$35,263
Current deferred income tax liabilities (Note 13)	$479	$-
Non-current deferred income tax assets	$31,465	$36,130
Non-current deferred income tax liabilities	$30,639	$31,991

G.
As of December 31, 2012, Elbit Systems’ Israeli subsidiaries had estimated total available carry-forward tax losses of approximately $163,812 and its non-Israeli subsidiaries had estimated available carry-forward tax losses of approximately $43,526.

H.	Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31,
	2012	2011	2010
Income before taxes as reported in the consolidated statements of income	$177,042	$104,004	$199,361
Statutory tax rate	25%	24%	25%
Theoretical tax expense	$44,261	$24,961	$49,840
Tax benefit arising from reduced rate as an “Approved and Privileged Enterprise” and other tax benefits (*)	(26,098)	(11,451)	(20,528)
Tax adjustment in respect of different tax rates for Foreign subsidiaries	5,469	2,721	5,382
Changes in carry-forward losses and valuation Allowances	1,643	(125)	(8,006)
Increase in taxes resulting from non-deductible expenses	1,426	1,105	3,020
Difference in basis of measurement for financial reporting and tax return purposes	(3,240)	(2,375)	(3,370)
Taxes in respect of prior years	(5,531)	(299)	(2,004)
Other differences, net	(831)	(913)	(237)
Actual tax expenses	$17,099	$13,624	$24,037
Effective tax rate	9.66%	13.10%	12.06%
(*) Net earnings per share – amounts of the benefit resulting from the Approved and Privileged Enterprises
Basic	$0.62	$0.27	$0.48
Diluted	$0.62	$0.27	$0.47

I.	Final tax assessments have been received by the Company up to and including the tax year ended December 31, 2005 and by certain subsidiaries, for the years 2004 – 2007.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands, except share data)

Note 19 -        DERIVATIVE FINANCIAL INSTRUMENTS

A.
Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair value of the Company’s outstanding derivative instruments as of December 31, 2012 and December 31, 2011 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Derivatives designated as hedging instruments
Foreign exchange contracts	$21,100	$9,908	$3,095	$23,914
Cross-currency interest rate swaps	22,415	8,877	-	-
	43,515	18,785	3,095	23,914
Derivatives not designated as hedging instruments
Foreign exchange contracts	3,638	4,847	1,897	1,363
Options exchange contracts	-	-	-	677
	$3,638	$4,847	$1,897	$2,040

(*)          Presented as part of other assets receivables and long term other receivables.
(**)         Presented as part of other payables and long term other payables.

B.
The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2012 and December 31, 2011 is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain (loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Derivatives designated as hedging instruments:
Foreign exchange contracts	$12,277	$(13,914)	$(15,831)	$7,438	$180	$585
Derivatives not designated as hedging instruments:
Foreign exchange Contracts	$-	$-	$-	$-	$150	$461

(*)           Presented as part of revenues/cost of sales
(**)        Presented as part of financial income (expenses), net

 ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands, except share data)

Note 19 -        DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.
The net effect of the cross-currency swaps was approximately $11,981 of gain, of which approximately $2,900 was offset against exchange rate difference, related to Series A Notes and approximately $9,081 was offset against interest expenses.

D.	The notional amounts of outstanding foreign exchange forward contracts at December 31, 2012 and December 31, 2011, is summarized below:

	Forward contracts
	Buy		Sell
	December 31,		December 31,
	2012	2011	2012	2011
Euro	$60,665	$57,022	$131,696	$154,251
GBP	45,262	30,868	28,268	45,095
NIS	386,017	654,105	-	-
Other	4,344	14,073	14,871	34,120
	$496,288	$756,068	$174,835	$233,466

Note 20 -       COMMITMENTS AND CONTINGENT LIABILITIES

A.	ROYALTY COMMITMENTS

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

Royalties' expenses amounted to $2,976, $2,524 and $3,012 in 2012, 2011 and 2010, respectively.

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

At December 31, 2012, the Company had outstanding buy-back obligations totaling approximately $748,000 that extend through 2020.

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

(1)
In November 2012, a claim in the amount of approximately $40,000 regarding a commercial dispute was filed in the District Court of Tel-Aviv – Jaffa by Dr. Baruch Aminov against the Company, a European subsidiary of the Company and two of its officers.  Based upon a preliminary review the Company believes that there is no merit to the allegations made in the claim and will respond accordingly in court.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 20 -                 COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	LEGAL CLAIMS (Cont.)

(2)
In November 2012, Elbit Systems and its subsidiary Elop filed a lawsuit against the Government of Israel, for damages and expenses caused in connection with the cancellation of export licenses for a project of a foreign customer. This followed the unsuccessful efforts to reach an appropriate compensatory settlement with the Government.  The approximately $74,000 lawsuit was filed with the District Court of the Central Region of Israel. (See also Note 1(C).)

(3)
In 2009, a claim in the amount of approximately $10,000 was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (“Pinpoint”) and four of its founders against Elbit Systems Holdings (1997) Ltd., as well as against a Company officer. Pinpoint is a special purpose acquisition company that was in negotiations with the Company and other shareholders of Kinetics, regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that the Company’s decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. The Company believes there is no merit to the allegations made in the claim and has responded accordingly to the court. The claim is in the preliminary proceedings stage.

(4)
In 2009, Elbit Systems filed a claim in the U.S. District Court for the Southern District of Illinois against Credit Suisse Group (“CSG”). The complaint seeks to recover approximately $16,000 that Elbit Systems believes was fraudulently obtained by CSG and by its subsidiary Credit Suisse Securities (USA) from Tadiran Communications Ltd. (“Tadiran Communications”) in 2007 in connection with auction rate securities purchased by Tadiran Communications through CSG. In 2008, Tadiran Communication was merged into Elbit Systems, and Tadiran Communications’ activities are currently performed as part of Elbit Systems’ wholly-owned Israeli subsidiary, Elbit Systems Land and C4I Ltd. CSG filed a motion to dismiss the claim based on a release signed by Tadiran Communications in 2007. In 2009, the case was moved to the U.S. District Court for the Southern District of New York. In January 2013, the court ruled in Elbit Systems’ favor on the motion to dismiss filed by CSG, and the case is proceeding to the discovery stage.

(5)
In 2010, a claim was filed in the Supreme Court of the State of New York, County of New York by certain minority security holders of ImageSat International N.V ("ImageSat") against ImageSat, IAI, Elbit Systems and Elop claiming a breach of the Security Holders Agreement between various security holders of ImageSat, based on an alleged failure to appoint independent directors to the ImageSat board of directors. Elop holds approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and is entitled to nominate one director to ImageSat’s board. Elbit Systems and Elop believe the claim is baseless and have filed corresponding responses to the court. In 2012, plaintiffs moved to enjoin defendants from taking any action to seat two specific individuals as independent directors on the ImageSat board of directors, however, this motion was denied by the court. Plaintiffs have filed a notice of appeal.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 20 -        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	LEGAL CLAIMS (Cont.)

In 2010, Elbit Systems and Elop were served with an Application to Approve a Derivative Action (the “Application”) filed in the District Court of Petach Tikva, Israel, by certain minority shareholders of ImageSat. The Application named a number of respondents, including, among others, ImageSat, IAI, Elop, Elbit Systems and several former directors of ImageSat, including, among others, Michael Federmann, Joseph Ackerman and Joseph Gaspar (Elbit Systems, Elop and the above-named former directors are referred to as the “Elbit Defendants”). The Application requested the court to approve the filing of a derivative action on behalf of ImageSat for alleged breaches by some of the respondents of the applicants’ rights as minority shareholders in ImageSat. The claims contained various allegations that the defendants breached their fiduciary and/or contractual obligations to the detriment of the plaintiffs. In 2011, the court granted the Elbit Defendants motions to dismiss the Application, and in June 2011 the Applicants filed a Notice of Appeal of the court’s ruling with the Israeli Supreme Court.  A hearing is scheduled for September 2013. The Elbit Defendants believe that there is no merit to the allegations made against them in this matter.

In January 2012, a group of minority shareholders of ImageSat (the “Petitioners”), provided ImageSat with a letter of notice, according to which the Petitioners intend to file a petition before the Joint Court of Justice of Aruba, Curacao, Saint Maarten and of Bonaire, St. Eustatia, and Sabato to make inquiry as to the policy and course of affairs at ImageSat and for other remedies authorized under the Civil Code of Curacao (the “Letter of Notice”). Although the Letter of Notice is directed at ImageSat, it contains various allegations against, among others, the Elbit Defendants (as described above in connection with the Israeli proceedings). The nature of the allegations is substantially similar to previously made in the Israeli action as described above. In March 2013, the court denied the Petitioners' request in the Letter of Notice. The Petitioners have the right to appeal the court's ruling.

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

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2012 are as follows:

2013	$34,084
2014	29,197
2015	21,045
2016	18,698
2017	13,800
2018 and thereafter (*)	93,083
$209,907

Lease expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $16,466, $17,837 and $15,233, respectively.

(*)
During 2012 the Company entered into lease agreement for a new complex with OgenYielding Real Estate Ltd. The lease period of the new complex is 15 years that will begin after the conclusion of the construction during 2015. The expected lease fee will be approximately $3,000 per annum.

E.	GUARANTEES

(1)
As of December 31, 2012, guarantees in the amount of approximately $1,069,700 were issued by banks on behalf of Company’s entities mainly in order to secure certain advances from customers and performance bonds.

(2)
Elbit Systems has provided, on a basis proportional basis to its ownership interest, guarantees for three of its investees in respect of credit lines granted to them by banks amounting to $7,514 as of December 31, 2012 (2011 - $7,656). The guarantees will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantee for any debt for which the investees would be in default under the terms of the credit lines. The fair value of such guarantees, as of December 31, 2012, was not material.

In 2012, the Company has recorded an accrual for a contingent liability of $2,100, regarding a guarantee that was provided on a basis proportional to the company's ownership interest, in respect of a credit line of one of our investees.

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

As of December 31, 2012, the Company met all financial covenants.

G.	CONTINGENT LIABILITIES AND GUARANTEES

As of December 31, 2012, one of the Company's subsidiaries had a project in a total amount of approximately $11,500. The subsidiary provided the Customer advance and performance guarantees related to the abovementioned project in the amount of approximately $2,700. The Company’s management, based on the opinion of legal counsel, believes that termination of the above project will not have a material adverse effect on the financial position or results of operations of the Company.

H.	CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company.  These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract).  Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2012 and 2011, the purchase commitments were $949,000 and $1,026,000, respectively.

I.
In order to secure bank loans and bank guarantees in the amount of $1,069,700 as of December 31, 2012, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

J.	A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 18(A) (3) above).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands, except share and share data)

Note 21 -        SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL

Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.	2007 STOCK OPTION PLAN

In January 2007, Elbit Systems’ shareholders approved Elbit Systems’ 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by Elbit Systems’ and certain of its subsidiaries’ employees, who are expected to contribute to the Company’s future growth and success. The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options - up to 1,250,000 options exercisable into 1,250,000 shares of Elbit Systems in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options - up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of an Elbit Systems share during 30 trading days preceding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States is the fair market value of the share on the day the options were granted.

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

The options expire no later than five years from the date of grant, subject to the 2011 and 2012 amendments described below.

Elbit Systems granted options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance.

As of December 31, 2012, 58,626 Options are available for future grant under the Plan (regular and cashless).

On November 15, 2011, pursuant to an amendment to the Plan, the Company extended the expiration date of certain fully vested options granted under the Plan for one additional year. Such options granted during 2007 will expire during 2013, no longer than six years from the date of grant. As a result of the amendment, the Company recorded one-time compensation expenses of approximately $980.

On November 13, 2012, pursuant to an amendment to the Plan, the Company extended the expiration date of certain fully vested options granted under the plan for one additional year, and recorded a one-time compensation expense of approximately $2,400.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands, except share and per share data)

Note 21 -        SHAREHOLDERS’ EQUITY (Cont.)

C.	A summary of Elbit Systems’ share option activity under the stock option plan is as follows:

	2012		2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of the year	1,450,890	$37.07	1,635,305	$35.96	1,858,250	$35.24
Granted	30,000	35.21	63,300	50.74	28,000	52.23
Exercised	(69,898)	33.19	(226,965)	32.41	(223,020)	32.53
Forfeited	(25,500)	51.83	(20,750)	42.33	(27,925)	31.91
Outstanding – end of the year	1,385,492	$36.95	1,450,890	$37.07	1,635,305	$35.96
Options exercisable at the end of the year	1,271,266	$36.07	1,292,806	$35.17	963,289	$34.70

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, of that year. This amount changes, based on the fair market value of the Company’s stock. Aggregate intrinsic value of outstanding options as of December 31, 2012 and 2011 amounted to $4,294 and $5,605, respectively. In addition, the total intrinsic value of options exercised for the year ended December 31, 2012 was $480. As of December 31, 2012, there was $982 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems’ stock option plan. That cost is expected to be recognized over a weighted average period of two years.

As of December 31, 2012, 1,384,852 options were vested and expected to be vested at a weighted average exercise price of $36.95 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2012 is approximately one year and their aggregate intrinsic value is approximately $4,299.

D.	The options outstanding as of December 31, 2012, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
$33.10 - $63.85	1,385,492	1.24	$36.95	1,271,266	$36.07

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands, except share and per share data)

Note 21 -        SHAREHOLDERS’ EQUITY (Cont.)

Compensation expense amounting to $3,326, $1,996 and $5,211 was recognized during the years ended December 31, 2012, 2011 and 2010, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2012	2011	2010
Cost of revenues	$1,785	$924	$2,353
R&D and marketing expenses	425	458	954
General and administration expenses	1,116	614	1,904
	$3,326	$1,996	$5,211

E.	The weighted average exercise price and fair value of options granted during the years ended December 31, 2012, 2011 and 2010 were:

	Less than market price
	Year ended December 31,
	2012	2011	2010
Weighted average exercise price per share	$35.21	$50.74	$52.23
Weighted average fair value per share on grant date	$8.45	$12.12	$11.99

F.	Computation of basic and diluted net earnings per share:

	Year ended December 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$167,879	42,190	$3.98	$90,288	42,764	$2.11	$183,498	42,645	$4.30

Effect of dilutive securities:
Employee stock options	-	87		-	367		-	572
Diluted net earnings	$167,879	42,277	$3.97	$90,288	43,131	$2.09	$183,498	43,217	$4.25

(*) In thousands

G.	SHARE REPURCHASE PROGRAM

In September 2011, the Board of Directors authorized the Company to repurchase up to one million of its ordinary shares over the next 12 months.  The repurchases were to be made from time to time in the open market on the TASE. The repurchase activity depended on factors such as the Company’s working capital needs, its cash requirements, its stock price and economic and market conditions. The share repurchases were to be effected from time to time through open market purchases. In 2012, the Company repurchased 759,632 ordinary shares (240,368 in 2011) for approximately $26,006 ($10,101 in 2011).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands, except share and per share data)

Note 21 -        SHAREHOLDERS’ EQUITY (Cont.)

H.	In December 2007, Elbit Systems U.S. Corp (“ESC”), a wholly-owned U.S. subsidiary of Elbit Systems, adopted a Stock Appreciation Rights Plan (the “SAR Plan”), for non-employee directors of ESA.

A SAR may only be exercised after it becomes vested. 25% of any SAR granted are exercisable on the first anniversary from the grant date and an additional 25% on each of the three subsequent anniversaries. The maximum term of a SAR is five years from the grant date. SAR’s do not provide any rights as a shareholder in the Stock.

SARs are considered liabilities under ASC 718 and as such compensation cost for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered) in the fair value of the SARs for each reporting period.

As of December 31, 2012, there were 30,000 outstanding SARs, of which 27,750 were fully vested at a weighted average exercise price per share of $59.36.

I.	2012 PHANTOM OPTION RETENTION PLAN

 In August 2012, the Company’s Board of Directors approved a “Phantom Option Retention Plan” for Senior Officers (the “Plan”).

The Plan provides for phantom options which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. As of December 31, 2012, the Board of Directors approved a grant of 325,000 units with a basic price per unit, as defined in the Plan, of $33.00.

The benefit earned for each year of a tranche will be the difference between the basic price and the closing price of the Company’s shares for that year, as defined in the Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $312 in 2012 as compensation costs related to the phantom options granted in 2012 to senior officers under the Plan.

J.	DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands)

Note 22 -        MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	Revenues are attributed to geographic areas based on location of the end customers as follows:

	2012	2011	2010
Europe	$561,142	$552,379	$541,749
North America.	909,395	890,686	843,985
Israel	519,852	697,261	650,956
Latin America	258,761	165,516	152,147
Asia Pacific	568,458	459,952	459,572
Other	70,999	51,671	21,724
	$2,888,607	$2,817,465	$2,670,133

B.	Revenues are generated by the following areas of operations:

	Year ended December 31,
	2012	2011	2010
Airborne systems	$1,054,468	$969,446	$791,111
Land vehicles systems	374,487	405,294	363,245
C4ISR systems	1,017,638	996,382	1,019,068
Electro-optic systems	324,135	300,158	368,808
Other (*)	117,879	146,185	127,901
	$2,888,607	$2,817,465	$2,670,133

(*)	Mainly non-defense engineering and production services.

C.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2012	2011	2010
Israeli Ministry of Defense	15%	23%	23%
U.S. Government	8%	8%	7%

D.	Long-lived assets by geographic areas:
	Year ended December 31,
	2012	2011	2010
Israel	$863,945	$875,935	$985,953
U.S.	208,309	208,640	225,217
Other	144,594	196,105	89,345
	$1,216,847	$1,280,680	$1,300,515

Note 23 -        RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2012	2011	2010
Total expenses	$276,458	$288,668	$268,578
Less – grants and participations	(43,071)	(47,576)	(34,447)
	$233,387	$241,092	$234,131

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

U.S. dollars (In thousands )

Note 24 -        FINANCIAL EXPENSES, NET

	Year ended December 31,
	2012	2011	2010
Expenses:
Interest on long-term bank debt	$(7,148)	$(7,214)	$(6,968)
Interest on Series A Notes	(10,787)	(5,753)	(4,395)
Interest on short-term bank credit and loans	(2,528)	(3,802)	(1,699)
Loss on marketable securities	-	(2,464)	-
Gain (loss) from exchange rate differences, net	126	7,565	(9,094)
Other	(9,922)	(10,839)	(4,330)
	(30,259)	(22,507)	(26,486)
Income:
Interest on cash, cash equivalents and bank deposits	1,821	2,579	3,224
Other	2,353	6,359	2,011
	4,173	8,938	5,235
	$(26,086)	$(13,569)	$(21,251)

Note 25 -        OTHER INCOME, NET

	Year ended December 31,
	2012	2011	2010
Gain from sale of Mediguide shares (*)	$-	$-	$12,809
Other	78	1,909	450
	$78	$1,909	$13,259

(*)	Gain from the sale of Mediguide Inc. shares to St. Jude Medical in 2008, recognized during 2010.

Note 26 -                 RELATED PARTIES TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2012	2011	2010
Income -
Sales to affiliated companies (*)	$98,884	$53,490	$33,124
Participation in expenses	$-	$3,923	$3,955

Cost and expenses -
Supplies from affiliated companies (**)	$10,908	$44,840	$57,339

Balances:	December 31,
	2012	2011
Trade receivables and other receivables (*)	$24,121	$21,696
Trade payables and advances(**)	$18,475	$17,767

The purchases from related parties are made at arm’s length. The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	The significant sales and balances include sales of helmet mounted cueing systems purchased from the Company by VSI.
(**)	Includes electro-optics components and sensors, purchased by the Company from SCD, and electro-optics products, purchased by the Company from Opgal.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year Ended December 31, 2012:
Provisions for Losses on Long-Term Contracts (*)	196,980	32,996	100,761	–	129,215
Provisions for Claims and Potential Contractual Penalties and Others	8,236	648	2,038	–	6,846
Allowance for Doubtful Accounts	6,861	2,865	598	–	9,128
Valuation Allowance on Deferred Taxes	1,302	3,395	1,169	–	3,528

Year Ended December 31, 2011:
Provisions for Losses on Long-Term Contracts (*)	136,070	104,560	43,650	–	196,980
Provisions for Claims and Potential Contractual Penalties and Others	6,618	2,160	542	–	8,236
Allowance for Doubtful Accounts	11,215	56	4,410	–	6,861
Valuation Allowance on Deferred Taxes	160	1,302	160	–	1,302

Year Ended December 31, 2010:
Provisions for Losses on Long-Term Contracts (*)	136,341	35,443	36,360	646	136,070
Provisions for Claims and Potential Contractual Penalties and Others	5,864	1,262	1,103	595	6,618
Allowance for Doubtful Accounts	7,885	904	349	2,775	11,215
Valuation Allowance on Deferred Taxes (**)	34,776	–	34,616	–	160

__________________

*
An amount of  $74,407, $74,509 and $64,065 as of December 31, 2010, 2011 and 2012, respectively, is presented as a deduction from inventories, and an amount of $61,663, $122,471 and $65,150 as of December 31, 2010, 2011 and 2012, respectively, is presented as part of other accrued expenses in the category of “Cost Provisions and Other.” An amount of $57,189 and $18,467 as of December 31, 2011 and 2012, respectively, is presented as other accrued expenses and is related to the cessation of  a program with a foreign customer, of which $13,300 was included in long-term liabilities.

**	An amount of $21,500 was deducted as a result of a prior year adjustment.

S - 1