Form 20-F
period 2013-12-31
ELBIT SYSTEMS LTD
filed 2014-03-19
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2013
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,587,499 Ordinary Shares

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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
The name "ELBIT SYSTEMS," our logo and other claimed proprietary marks appearing in this document, are the trademarks of the Company or our affiliated companies.  All other marks appearing in this document are the trademarks of their respective holders and appear for informational purposes only.  Reference to or use of any third party mark herein does not imply any recommendation, approval, affiliation or sponsorship of any product or service of such third party.

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

Forward-looking statements contained herein generally are identified by the words “believe”, “project”, “expect”, “will likely result”, “strategy”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” and similar expressions. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions, are not guarantees of future performance and involve certain risks and uncertainties, the outcomes of which cannot be predicted. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation:

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

The factors listed above are not all-inclusive, and further information about risks and other factors that may affect our future performance is contained in this annual report on Form 20-F. All forward-looking statements speak only as of the date of this annual report. We expressly disclaim any obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Item 1.    Identity of Directors, Senior Management and Advisers.

Information not required in annual report on Form 20-F.

Item 2.    Offer Statistics and Expected Timetable.

Information not required in annual report on Form 20-F.

Item 3.    Key Information.

Selected Financial Data

The following selected consolidated financial data of the Company as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 are derived from our audited consolidated financial statements, including our audited consolidated financial statements as of December 31, 2012 and 2013, and for each of the years ended December 31, 2011, 2012 and 2013, which appear in Item 18 in this annual report on Form 20-F. You should read the audited consolidated financial statements appearing in Item 18 together with the selected financial data set forth below. (For non-GAAP financial data see Item 5. Operating and Financial Review and Prospects – Non-GAAP Financial Data.)

	Years Ended December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in millions, except for per share amounts)
Income Statement Data:
Revenues	$2,832.4	$2,670.1	$2,817.5	$2,888.6	$2,925.1
Cost of revenues	1,982.9	1,872.2	2,085.5	2,072.7	2,100.3
Gross profit	849.5	797.9	732.0	815.9	824.8
Research and development expenses, net	216.8	234.1	241.1	233.4	220.5
Marketing and selling expenses	250.9	230.0	235.9	241.9	235.5
General and administrative expenses	119.3	131.2	139.3	137.5	129.5
Gain from changes in holdings	—	(4.7)	—	—	—
Total operating expenses	587.0	590.6	616.3	612.8	585.5
Operating income	262.5	207.3	115.7	203.1	239.4
Financial expenses, net	15.6	21.3	13.6	26.1	37.3
Other income, net	0.4	13.3	1.9	0.1	0.9
Income before taxes on income	247.3	199.3	104.0	177.0	203.0
Taxes on income	38.1	24.0	13.6	17.1	25.3
Equity in net earnings of affiliated companies and partnerships	19.3	18.8	15.4	11.2	13.0
Net income from continuing operations, net	228.5	194.1	105.8	171.1	190.7
Income (loss) from discontinued operations, net	—	0.9	(16.0)	(0.6)	0.7
Net income	228.5	195.0	89.8	170.5	191.4
Less: net income (loss) attributable to non-controlling interests	13.6	11.1	(0.5)	2.6	8.0
Income attributable to Elbit Systems’ shareholders	$214.9	$183.5	$90.3	$167.9	$183.4
Earnings per share:
Basic net earnings per share
Continuing operations	$5.08	$4.29	$2.33	$3.99	$4.34
Discontinued operations	—	0.01	(0.22)	(0.01)	0.01
Total	$5.08	$4.30	$2.11	$3.98	$4.35
Diluted net earnings per share
Continuing operations	$5.00	$4.24	$2.31	$3.98	$4.33
Discontinued operations	—	0.01	(0.22)	(0.01)	0.01
Total	$5.00	$4.25	$2.09	$3.97	$4.34

	As of December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in millions, except for per share amounts)
Balance Sheet Data:
Cash, cash equivalents, short-term bank deposits and marketable securities	$280	$215	$224	$265	$265
Working capital	392	382	236	375	561
Long-term deposits, marketable securities and other receivables	44	52	12	19	53
Long-term trade and unbilled receivables	17	90	163	230	243
Property, plant and equipment, net	405	504	518	501	481
Total assets	3,054	3,616	3,721	3,811	3,933
Long-term debt	389	292	302	174	224
Series A Notes, net of current maturities	—	273	235	409	378
Capital stock	284	294	245	249	268
Elbit Systems shareholders’ equity	833	967	898	1,017	1,177
Non-controlling interests	24	39	29	34	17
Total equity	857	1,005	928	1,051	1,194
Number of outstanding ordinary shares of NIS 1 par value (in thousands)	42,531	42,693	42,608	41,882	42,587
Dividends paid per ordinary share with respect to the applicable year	$1.82	$1.44	$1.44	$1.20	$1.20

Risk Factors

General Risks Related to Our Business and Market

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DoD) and defense ministries of certain other countries, pursuant to contracts awarded to us under defense-related programs. The funding of these programs is subject to government budgeting decisions affected by numerous factors, including geo-political events and macro-economic conditions that are beyond our control. In recent years the U.S. and certain European governments have reduced their defense budgets, including due to the sequestration provisions which took effect in 2013 under the U.S. Budget Control Act. Government spending under our contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition.

Our contracts may be terminated for convenience of the customer. Our contracts with governments often contain provisions permitting termination for convenience of the customer. Our subcontracts with non-governmental prime contractors sometimes contain similar provisions allowing the prime contractors to terminate for their convenience. In a minority of these contracts, an early termination for convenience would not entitle us to reimbursement for all of our incurred contract costs or for a proportionate share of our fee or profit for work performed.

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

As a government contractor, we are subject to procurement and anti-bribery rules and regulations. We are required to comply with specific government contracting rules and regulations relating to cost accounting, anti-bribery, procurement integrity and others, which increase our performance and compliance costs. (See Item 4. Information on the Company – Governmental Regulation.) If these rules and regulations change, our costs of complying with them could increase and reduce our margins. In addition, failure to comply with these rules and regulations could result in reductions of the value of contracts, contract modifications or termination, and the assessment of penalties and fines, which could negatively impact our results of operations and financial condition. We are engaged in activities in certain markets considered to be high risk from an anti-bribery compliance perspective, and investigations by government agencies in the anti-bribery area are becoming more prevalent. Failure to comply with these rules and regulations, for example in the area of anti-bribery, could also lead to suspension or debarment from government contracting or subcontracting for a period of time as well as other possible sanctions, including fines, which could have a negative impact on our results of operations, financial condition and reputation.

We face other risks in our international operations. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, changes in international, political, economic or geographic events could result in significant shortfalls in orders or revenues. These shortfalls could cause our business, financial condition and results of operations to be harmed. In addition to the other risks from international operations set forth elsewhere in these Risk Factors, some of the risks of doing business internationally include imposition of tariffs and other barriers and restrictions, political and economic instability in the countries of our customers and suppliers and changes in diplomatic and trade relationships. Some of these risks may be affected by Israel’s overall political situation. (See “Risks Related to Our Israeli Operations” below.)

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

We face currency exchange risks. As more of our revenues are generated in currencies other than the U.S. dollar (which is the functional currency we use for financial reporting purposes), mainly in New Israeli Shekels (NIS), Great Britain Pounds (GBP), Euros, Brazilian reals, Australian dollars and Indian rupees, we are subject to increasingly significant foreign currency risks. For example, we could be negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Moreover, since a significant portion of our expenses is denominated in NIS, if we do not adequately hedge against exchange rate risks, our financial results could be adversely affected. Accordingly, our level of revenues and profits may be adversely affected by exchange rate fluctuations. (See below “Risks Related to Our Israeli Operations – Changes in the U.S. Dollar – NIS Exchange Rate” and Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates.)

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

We face risks of changes in costs under fixed-price contracts. Most of our contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Therefore, under these contracts, we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk can be particularly significant under a fixed-price contract involving design and engineering efforts for new technology, where estimated gross profit or loss from long-term projects may change and such changes in estimated gross profit/loss are recorded on a cumulative catch-up basis. (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.) The costs most likely to be subject to fluctuation under our fixed price contracts relate to internal design and engineering efforts. On the other hand, changes in the market costs of particular commodities that may be used in the production of our products are unlikely to present a material risk to our costs. To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which would have a negative effect on our results of operations, financial position and cash flow.

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

Our backlog of projects under contract is subject to unexpected adjustments, delays in payments and cancellations. Our backlog includes revenue we expect to record in the future from signed contracts and certain other commitments. Many projects may remain in our backlog for an extended period of time because of the size or long-term nature of the contract. In addition, from time to time, for reasons beyond our control, projects are delayed, scaled back, stopped or cancelled, or the customer delays in making payments, which may adversely affect the revenue, profit and cash flow that we ultimately receive from contracts reflected in our backlog.

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

Our future success depends on our ability to develop new offerings and technologies for our current and future markets. To achieve our business strategies and continue to grow our revenues and operating profits, we must successfully develop new, or adapt or modify our existing, offerings and technologies for our current core defense markets and our future markets, including adjacent and emerging markets. Accordingly, our future performance depends on a number of factors, including our ability to:

•identify emerging technological trends in our current and future markets;
•identify additional uses for our existing technology to address customer needs in our current or future markets;
•develop and maintain competitive products and services for our current and future markets;
•enhance our offerings by adding innovative solutions that differentiate our offerings from those of our competitors;
•develop, manufacture and bring solutions to the market quickly at cost-effective prices;
•develop working prototypes as a condition to receiving contract awards; and
•effectively structure our business, through the use of joint ventures, teaming agreements and other forms of alliances, to reflect the competitive environment.
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

Our business depends on proprietary technology that may be infringed. Many of our systems and products depend on our proprietary technology for their success. Like other technology oriented companies, we rely on a combination of patents, trade secrets, copyrights and trademarks, together with non-disclosure agreements, contractual confidentiality clauses, including those in employment agreements, and technical measures to establish and protect proprietary rights in our products. Our ability to successfully protect our technology may be limited because:

•some foreign countries may not protect proprietary rights as comprehensively as the laws of the United States and Israel;
•detecting infringements and enforcing proprietary rights may be time consuming and costly, diverting management’s attention and company resources;
•measures such as non-disclosure agreements afford only limited protection;
•unauthorized parties may copy aspects of our products or technologies to develop similar products or technologies or obtain and use information that we regard as proprietary;
•our patents may expire, thus providing competitors access to the applicable technology;
•competitors may independently develop products that are substantially equivalent or superior to our products or circumvent our intellectual property rights; and
•competitors may register patents in technologies relevant to our business areas.
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

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner. A number of our subsidiaries in Israel and certain other countries are parties to collective bargaining agreements that cover a substantial number of our employees. These agreements contain a range of conditions that vary depending on the applicable company and are for various periods of time. We may face attempts to unionize additional parts of our organization. Disputes with trade unions or other labor relations difficulties as well as failure to timely amend or extend collective bargaining agreements could lead to worker disputes, slow-downs, strikes and other measures, which could negatively impact our results of operations.

We face acquisition and integration risks. We have made in the past and plan to continue to make equity or asset acquisitions and investments in companies and technology ventures that we believe complement our business. (See Item 4. Information on the Company – Recent Acquisitions, Mergers and Divestitures.) Acquisitions typically involve a certain amount of risks and uncertainties such as:

•the difficulty in integrating newly-acquired businesses and operations in an efficient and cost-effective manner and the risk that we encounter significant unanticipated costs or other problems associated with integration;
•failure to meet the challenges of achieving strategic objectives, cost savings and other benefits expected from acquisitions could lead to impairment of intangible assets related to the acquired companies;
•the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets;
•the risk that we assume significant liabilities that exceed the enforceability or other limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for regulatory compliance issues that may result in our incurring successor liability;
•the potential loss of key employees of the acquired businesses;
•the risk of diverting the attention of senior management from our existing operations; and
•the risk that certain of our newly acquired operating subsidiaries in various countries could be subject to more restrictive regulations by the local authorities after our acquisition.
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

We have risks related to our issuance of Series A Notes under an Israeli debt offering. We face various risks relating to our issuance of Series A Notes (the Notes). (See Items 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Israeli Debt Offering.) This includes the risk that we may not be able to maintain in the future the rating level assigned to the Notes.

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

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. In addition, the Israeli defense budget may be adversely affected in the event of reductions in U.S. foreign military assistance. See above “General Risks Related to Our Business and Market.” There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

Reduction in Israeli government spending or changes in priorities for defense products may adversely affect our earnings. The Israeli government may reduce its expenditures for defense items or change its defense priorities in the coming years. In addition, the Israeli defense budget may be adversely affected by reductions in U.S. foreign military assistance due to the sequestration process or other budget restrictions in the U.S. See above "General Risks Related to Our Business and

Market." There is no assurance that our programs will not be affected in the future if there is a reduction in Israeli government defense spending for our programs or a change in priorities to products other than ours.

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

Changes in the U.S. dollar – NIS exchange rate. The exchange rate between the NIS and the U.S. dollar has fluctuated in recent years. For example, at the end of 2011, 2012 and 2013, the NIS/U.S. dollar exchange rate was 3.821, 3.733 and 3.471, respectively. These declines in the exchange rate represented a strengthening of the NIS against the U.S. dollar of approximately 2% in 2012 and approximately 7% in 2013. During 2013, the NIS/U.S. dollar exchange rate fluctuated. For example, at the end of each of the fiscal quarters of 2013, the exchange rate of the NIS against the U.S. dollar was 3.648, 3.618, 3.537 and 3.471, respectively. During the first two months of 2014, the NIS devaluated against the U.S. dollar by approximately 0.7%, and the NIS/U.S. dollar exchange rate as of February 28, 2014 was 3.496. While most of our sales and expenses are denominated in U.S. dollars, a significant portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, if we do not hedge our position in NIS, a change in the value of the NIS compared to the dollar could affect our research and development expenses, manufacturing labor costs and general and administrative expenses, and as a result, our profits. (See Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates – Inflation and Currency Exchange Rates.)

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

Israel has stringent export control regulations. Israeli law regulates defense exports and the export of “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market). If government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed, our ability to export our products from Israel could be negatively impacted, thus causing a reduction in our revenues and a potential material negative impact on our financial results. (See Item 4. Information on the Company – Governmental Regulation – Israeli Export Regulations.)

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

Item 4.    Information on the Company.

Business Overview

Principal Activities

We are an international defense electronics company engaged in a wide range of programs throughout the world. The Company operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, electronic warfare (EW) suites, airborne warning systems, electronic intelligence systems, data links, artillery systems, military communications systems and radios. We also focus on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications. In addition, we provide a range of support services.

Our major activities include:

•military aircraft and helicopter systems;
•helmet mounted systems;
•commercial aviation systems and aerostructures;
•unmanned aircraft systems;
•land vehicle systems;
•command, control, communications, computer and intelligence (C4I) and cyber systems;
•electro-optic and countermeasures systems;
•homeland security systems;
•EW and signal intelligence systems; and
•various commercial activities.
Many of these major activities have a number of common and related elements. Therefore, we often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these areas of activities.

Principal Market Environment

We operate primarily in the defense and homeland security arenas. The nature of military actions in recent years, including low intensity conflicts and ongoing terrorist activities, as well as budgetary pressures to focus on leaner but more cutting-edge defense forces, has caused a shift in the defense priorities for many of our major customers. As a result we believe there is a continued demand in the areas of C4I, as well as intelligence, surveillance and reconnaissance (ISR), including network centric information systems, intelligence gathering systems, border and perimeter security systems, airborne systems, unmanned aircraft systems (UAS), unmanned surface vessels (USVs), remote controlled systems, cyber-defense systems, space and satellite based defense capabilities and homeland security solutions. There is also a growing demand for cost effective logistic support and training and simulation services. We believe our synergistic “one-company” approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in many of these areas.

We tailor and adapt our technologies, integration skills, market knowledge and operationally-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, we provide customers with cost-effective solutions, and our customers are able to improve their technological and operational capabilities within limited budgets. We are experienced in providing “systems of systems”, which enables us to provide overall solutions in a range of areas to meet our customers’ comprehensive defense and security needs.

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

Revenues

The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013
	(U.S. dollars in millions)

Airborne systems:	$970	$1,054	$1,133
Land systems:	405	375	309
C4ISR systems:	996	1,018	1,071
Electro-optic systems:	300	324	314
Other (mainly non-defense engineering and production services):	146	118	98
Total	$2,817	$2,889	$2,925

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013

Israel	25%	18%	24%
North America (U.S. and Canada)	31%	31%	29%
Europe	20%	20%	19%
Latin America	6%	9%	10%
Asia-Pacific	16%	20%	15%
Others	2%	2%	3%

Subsidiary Organizational Structure

Our beneficial ownership interest in our primary subsidiaries and investees is set forth in Exhibit 8 to this annual report. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

The following is a general description of our principal subsidiaries.

U.S. Subsidiaries

Elbit Systems of America

We conduct most of our U.S. business through Elbit Systems of America, LLC (Elbit Systems of America), a Delaware limited liability company, and its major wholly-owned subsidiaries including: EFW Inc. (EFW), Kollsman, Inc. (Kollsman), KMC Systems, Inc. (KMC), International Enterprises, LLC (IEI), Innovative Concepts Industries, LLC (ICI), M7 Aerospace LLC (M7) and Real-Time Laboratories, LLC (RTL). We hold our 100% interest in Elbit Systems of America through intermediate Delaware holding companies. Elbit Systems of America provides products and system solutions focusing on U.S. military, commercial aviation, homeland security and medical instrumentation customers. Elbit Systems of America is organized along a number of main business lines operating out of several primary operational facilities. The major business lines include Airborne Solutions, Sensors and Fire Control Solutions, Services and Support Solutions, Commercial Aviation – Kollsman and Medical Instruments – KMC Systems. Elbit Systems of America’s main operation centers include its facilities in Fort Worth, Texas; San Antonio, Texas; Merrimack, New Hampshire; Boca Raton, Florida; and Talladega, Alabama.

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

Elbit Systems of America, Elbit Systems and intermediate Delaware holding company subsidiaries are parties to a Special Security Agreement (SSA) with the DoD. The SSA provides the framework for controls and procedures to protect classified information and export controlled data. The SSA allows the Elbit Systems of America companies to participate in classified U.S. government programs even though, due to their ownership by Elbit Systems, the Elbit Systems of America companies are considered under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of Elbit Systems of America’s board of directors was permanently established to supervise and monitor compliance with Elbit Systems of America’s export control and national security requirements. The SSA also requires Elbit Systems of America’s board of directors to include outside directors who have no other affiliation with the Company. Elbit Systems of America’s board of directors also contains an officer of Elbit Systems of America and up to two inside directors, who have other affiliations with the Company. The SSA requires outside directors and officers of the Elbit Systems of America companies who are directors, and certain other senior officers, to be U.S. resident citizens and eligible for DoD personal security clearances.

VSI/RCEVS. Elbit Systems of America and Rockwell Collins Inc. (Rockwell Collins) each own 50% of Vision Systems International LLC (VSI) and VSI's subsidiary, Rockwell Collins ESA Vision Systems LLC (RCEVS), joint venture companies with operations in Fort Worth, Texas and Cedar Rapids, Iowa. VSI and RCEVS act on a world-wide basis on behalf of Rockwell Collins and Elbit Systems/ Elbit Systems of America in the area of helmet mounted display systems for fixed-wing military and paramilitary aircraft. Elbit Systems, Elbit Systems of America and Rockwell Collins each have provided VSI and RCEVS with licenses to use their helmet mounted display technologies. In general, VSI and RCEVS  subcontract product development and production to its owners on an approximately equal basis. Each owner has equal representation in VSI and RCEVS management.

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

Elisra. Elbit Systems EW and SIGINT – Elisra Ltd. (Elisra) is a wholly-owned Israeli subsidiary located in Bnei Brak and Holon, Israel. Elisra and its subsidiaries provide a wide range of EW systems, signal intelligence (SIGINT) systems and C4ISR technological solutions for the worldwide market.

Cyclone. Elbit Systems – Cyclone Ltd. (Cyclone) is a wholly-owned Israeli subsidiary located near Karmiel, Israel. Cyclone designs and produces composite and metal aerostructure parts for civil and military aircraft and performs maintenance, integration and installation engineering for aircraft and helicopters. Cyclone also manufactures weapons pylons and external fuel tanks for fighter aircraft. Both directly and through our wholly-owned subsidiary Snunit Aviation Services Ltd., Cyclone supplies maintenance and operation services for fixed-wing aircraft and helicopter fleets.

ELSEC. Elbit Security Systems Ltd. (ELSEC) is a wholly-owned Israeli subsidiary located in Sderot, Israel. ELSEC operates mainly in the fields of homeland security and electro-optic surveillance systems. ELSEC also manufactures a range of electro-optic products.

Kinetics. Kinetics Ltd. (Kinetics), based in Airport City, Israel, is a wholly-owned Israeli subsidiary. Kinetics develops technologies, systems and products in the field of advanced life support and environmental controls, such as climate control systems and nuclear, biological and chemical protection systems for military vehicles. Also, Kinetics develops and manufactures other products for land vehicles, such as hydraulic, fuel, braking and suspension systems, an auxiliary power unit for land vehicle power pack systems and hydraulic systems for aircraft.

ITL Optronics. ITL Optronics Ltd. (ITL Optronics) is a wholly-owned Israeli subsidiary located in Rehovot, Israel. ITL is engaged in the area of soldier-oriented optronic systems.

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

Opgal. Opgal – Optronics Industries Ltd. (Opgal) is an Israeli company owned 50.001% by Elbit Systems and 49.999% by Rafael. Located in Karmiel, Israel, Opgal provides commercial applications of thermal imaging and electro-optic technologies.

Subsidiaries in Other Countries

Ferranti.  Ferranti Technologies (Group) Limited (Ferranti), is a wholly-owned U.K. subsidiary. Located in Oldham, U.K, Ferranti’s principal activities include engineering, manufacturing and logistic support to aerospace and defense industries in the U.K. and internationally.

U-TacS.  UAV Tactical Systems Ltd. (U-TacS) is a 51% U.K. subsidiary located in Leicester, U.K., with the remaining 49% owned by Thales UK Limited, a subsidiary of Thales S.A. U-TacS’ main business is to perform a major part of the Watchkeeper Program and other related programs. See below “Current Business Operations – UAS –Programs.”

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

European Subsidiaries (Romania). The European Subsidiaries (Romania) are three wholly-owned Romanian subsidiaries located in Bucharest and Bacau, Romania. They are engaged in the areas of simulators, electronic manufacturing and metal works for the Romanian, Israeli and other markets.

Telefunken RACOMS. Telefunken Radio Communications Systems GmbH (Telefunken RACOMS) is a wholly-owned German subsidiary located in Ulm, Germany. Telefunken RACOMS is active in both military and civilian communications projects in Germany and internationally.

AEL. AEL Sistemas S.A. (AEL) is a 75%-owned Brazilian subsidiary, with the 25% balance of its shares owned by Embraer Defesa e Seguranca Participacoes S.A. (Embraer Defesa). Located in Porto Alegre, Brazil. AEL performs engineering, manufacturing and logistic support activities for defense and commercial applications, primarily for the Brazilian market.

Ares. Ares Aeroespacial e Defesa S.A. (Ares) is a wholly-owned Brazilian subsidiary located near Rio de Janeiro and is engaged in the area of defense, land and naval systems for the Brazilian military and other customers.

Harpia. Harpia Sistemas S.A. (Harpia) is a Brazilian subsidiary, 49% owned by AEL, with 51% being owned by Embraer Defesa e Seguranca Participacoes S.A. Harpia is engaged primarily in the areas of UAS. AEL is in the process of selling 9% of the ownership interest in Harpia to Avibras Divisao Aerea e Naval S.A.

Elbit Systems of Australia. Elbit Systems of Australia Pty Ltd. (Elbit Systems of Australia) is a wholly-owned Australian subsidiary. Based in Melbourne, Australia. it is engaged in defense electronic systems for the Australian armed forces, the Australian federal police and other customers.

HALBIT. HALBIT Avionics Private Limited (HALBIT) is an Indian company owned 26% by Elbit Systems, with the largest shareholder being Hindustan Aerospace Limited. Located in Bangalore, India, HALBIT is engaged in avionics programs for the Indian defense market.

SESA. Sharp Elbit Systems Aerospace, Inc. (SESA) is a Korean company owned 19% by Elbit Systems, with an option to increase ownership to 50%. Located in Ansan, Korea, SESA is engaged in research, development, maintenance, repair and manufacture of avionics products, principally for the Korean market.

Others. We have several other relatively small subsidiaries and investee companies in Israel and other countries that conduct marketing, manufacturing, logistic support and other activities principally in the subsidiary’s local market.

Recent Acquisitions, Mergers and Divestitures

During 2013 and the beginning of 2014, we continued to focus our capabilities through the establishment and enhancement of joint ventures in Israel, Europe and Asia. Among other actions in this regard, in April 2013 we entered into a Korean joint venture, known as SESA, in which we currently hold a 19% interest, with the balance held by Sharp Aviation K Inc. of Korea. (See above "Subsidiaries in Other Countries - SESA".) We continued expanding operations in technology-based investment companies in Israel. We divested certain non-core assets, including our shareholding interests in ImageSat International N.V. and Fraser-Volpe LLC, as well as Elbit Systems of America's assets relating to commercial aviation cabin pressurization control systems. We are in the process of divesting other non-core assets in Israel and other countries. We continue to pursue acquisition and investment opportunities in key markets as part of our strategy.

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

Electro-Optic Systems. Our airborne electro-optic systems include the MUSIC™ family of direct infrared countermeasures (DIRCM) systems, head-up displays, laser range-finders and laser designators, FLIR systems, payloads such as the CoMPASS™ family, countermeasures systems and space aerial reconnaissance systems.

Precision Guidance Systems. We supply a range of precision guidance systems for airborne applications including laser-based precision guidance kits, semi-active laser (SAL) seekers, the STAR (smart tactical advance rocket) and the GATR (guided advanced tactical rocket).

Fighter Aircraft and Helicopter Structural Components. We supply external fuel tanks, pylons and structural parts for a range of fighter aircraft, and we supply structural parts for a number of helicopter types.

Trainers and Simulators. Our training and simulation products and solutions for all military branches and homeland security forces include a variety of simulators, complete training centers for tactical, virtual, appended and embedded training, full mission trainers, partial task trainers and computer-based trainers. This includes a recently introduced cyber trainer for governmental as well as commercial organizations. We also supply air defense simulators, naval embedded and tactical trainers and ACMI (air combat maneuvering instrumentation) pods.

Programs

Our programs for military fixed-wing aircraft and helicopters encompass full scale aircraft upgrades, system upgrades, system and product supply, training, simulators and logistic support. The customers and end users for our military fixed-wing aircraft and helicopters programs include a wide range of air forces and other governmental defense forces worldwide, as well as major fixed-wing aircraft and helicopter manufacturers.

We perform upgrade programs for numerous fixed-wing fighter, trainer and transport aircraft, as well as a wide range of helicopter platforms. In 2013, our contract awards for aircraft upgrade programs included a contract for the upgrade of C-130H transport aircraft for the Israel Air Force (IAF). We also supply a number of airborne electro-optic systems for a range of fixed-wing fighter and trainer aircraft, including head-up display systems for aircraft, as well as airborne reconnaissance systems and combined airborne imagery intelligence (IMINT) systems for fighter aircraft. In addition, we supply various types of precision guidance systems to several air forces and missile manufacturers.

Our airborne training and simulators programs include aircraft flight training solutions and operation of training aircraft for both fixed-wing trainers and helicopters under private financing initiative (PFI) and “power by the hour” (PBH) arrangements. In 2013, we launched the new fighter jet Mission Training Center for the IAF and operate training centers and simulators for other IAF aircraft. We are supplying aircraft simulation systems to other customers around the world. We also supply Israel Defense Forces (IDF) ground forces with a tactical battle group trainer as well as tank appended trainers, and the IDF’s Home Front Command with a crises management simulator. Our naval training simulators are used by the Israeli Navy and several other navies world-wide.

Our logistic support services programs for fixed-wing aircraft and helicopters include repair and maintenance services and supply of spare parts for a range of air forces. Part of these services are performed as contractor logistic support (CLS) projects and performance based logistics (PBL). This includes our work through Tor, our joint venture with IAI, under a contract with the IMOD to establish the enhanced logistic support and maintenance structure for the new IAF trainer aircraft as well as an advanced ground array. We operate and maintain the IAF’s trainer aircraft and the Israeli Police Force’s helicopter fleet. We also perform maintenance support activities for numerous products. In addition, we provide on a turn-key basis aircraft procurement, operation and maintenance services to the IMOD for airborne fire fighting services. Our Brazilian subsidiary, AEL, provides CLS services for several aircraft of the Brazilian Air Force. Elbit Systems of America provides aircraft level CLS to the U.S. Army, U.S. Air Force (USAF) and U.S. Navy (USN) for a range of aircraft on a worldwide basis.

Helmet Mounted Systems

Overview. We design and supply a range of advanced helmet mounted systems (HMS), including helmet mounted displays (HMDs) for fixed-wing aircraft and rotary aircraft pilots. These include tracking and display systems, both for day and night flying. Our systems measure the pilot’s line-of-sight, slave weapons and sensors to the target, identify target location and bring displays to the pilot’s eye level. We supply our HMS as part of our upgrade programs as well as on a stand-alone basis. Through our jointly-owned companies with Rockwell Collins, (see above “U.S. Subsidiaries – VSI/RCEVS”), we are a leader in HMS for fighter aircraft.

Systems Portfolio

Fixed-Wing HMS. Examples of our fixed-wing HMS currently in operational use include the Display and Sight Helmet (DASH) family, the Joint Helmet Mounted Cueing System (JHMCS), the Night Vision Cueing Display (NVCD) system and the HMS for the F-35 Joint Strike Fighter. These systems enable slaving of various aircraft systems to the pilot’s line-of-sight, target location and identification and display of information. We have also developed TARGO™, a HMA (helmet mounted avionics) solution for fixed-wing trainer aircraft, and we supply the FACT™ (fast action cockpit mapping tool) for electro-magnetic mapping of cockpits.

Helicopter HMS. For helicopters, our operational HMS include the Aviator Night Vision Imaging System Head-Up Display (ANVIS/HUD™) family, the Integrated Helmet and Display Sight System (IHADSS), Jedeye™ and the Panoramic Night Vision Goggle (PNVG) based on our QuadEye™ system. We also supply low visibility landing (LVL) solutions. These systems facilitate safety for night flights, weapon slaving, increased operational capabilities and performance of “head-out” missions.

Programs. We are engaged in a range of programs for HMS for fighter aircraft and helicopters. Customers and end users for our HMS include numerous air forces and other governmental defense forces worldwide. Our customers also include a broad range of aircraft and helicopter manufacturers. In the fighter aircraft area we supply various versions of our DASH systems for the IAF fighter aircraft as well as for other air forces around the world. We supply the JHMCS through VSI/RCEVS for several Boeing and Lockheed Martin fighter aircraft. Thousands of JHMCS production systems have been delivered and are in operational use. Through VSI/RCEVS we are developing and supplying the HMS to Lockheed Martin for the U.S. F-35 Joint Strike Fighter Program. VSI/RCEVS is also supplying the NVCD to the USN. In the trainer aircraft area we are supplying TARGO for the M-346 Advanced Trainer as well as other aircraft. In the helicopter area we have supplied thousands of operational ANVIS/HUD systems for numerous customers, IHADSS to various users of Apache and Agusta 129 helicopters, Helmet Display and Tracking System for the weapon system of the USMC AH-1W helicopters and the color helmet mounted system for the CV-22.

Commercial Aviation Systems and Aerostructures

Overview. Leveraging our core competencies in airborne defense systems, as well as our legacy strengths in commercial aviation, we provide a range of systems and products for the commercial and business aviation market. These activities mainly include vision-based cockpit concept systems, other avionics systems, electrical systems and aerostructure products. Our commercial avionics systems are employed on numerous fixed-wing aircraft, as well as on commercial helicopters. Our aerostructure products are installed on a number of commercial aircraft.

Systems Portfolio

Vision-based Cockpit Systems. Our commercial aviation product line includes the Vision Based Cockpit concept, incorporating our multi-spectral enhanced vision systems (EVS), such as Clear Vision™, EVS II and EVS-XP, each of which improves an aircraft’s capability to safely land in bad weather and reduced visibility conditions. We also supply the Landing™ system that enhances landing safely under a variety of conditions. Our commercial aviation products provide critical information to pilots including a family of commercial advanced head-up displays and unique synthetic vision and image-based applications.

Avionics, Electronic and Legacy Systems. We supply air data test equipment, air data processor/sensor systems and flight instruments for the general aviation market. Our legacy products for commercial aircraft include altimeters, pressure meters, cockpit indicators and avionics test equipment.

Commercial Helicopter Systems. We produce full avionic suites, including displays, moving maps, electronic flight instrumentation systems and flight management systems for commercial helicopters.

Aerostructure Products. Our aerostructure parts include pressurized and non-pressurized doors, composite beams and composite landing gear doors, thrust reverse blocker doors, fan cowl doors and winglets for commercial aircraft manufactured by leading aircraft manufacturers such as Boeing, as well as aerostructures for UAS.

Hydraulic Components. We supply hydraulic and pneumatic components for aerial refueling, jet engines and other airborne applications.

Programs. Customers for our commercial and business aviation systems and products and aerostructures products include a range of major aircraft manufacturers and aircraft operators around the world. Our programs in the area of commercial avionics and enhanced vision systems include a number of U.S. Federal Aviation Administration (FAA) certifications for installation of our EVS on a range of business jets and commercial aircraft. EVS II also has received European Aviation Safety Agency (EASA) approval. Elbit Systems of America maintains FAA certified repair facilities for commercial avionics repairs. As the original manufacturer of the Fairchild Metro/Merlin aircraft, Elbit Systems of America’s subsidiary M7 provides ongoing spares and engineering support for hundreds of aircraft around the world. Cyclone performs maintenance for commercial helicopters.

UAS (Unmanned Aircraft Systems) and USVs (Unmanned Surface Vessels)

Overview. We design and supply integrated UAS for a range of applications. We design and manufacture a variety of UAS platforms, including the Hermes™ and Skylark™ families of UAS. We supply UAS training systems with capabilities to simulate payload performance, malfunctions and ground control station operation. We design and supply command and control ground station elements, engines, data links, stabilized electro-optic payloads and electronic intelligence (ELINT) and communications intelligence (COMINT) payloads that can be adapted for various types of UAS. Our UAS technology has also been applied to our unmanned ground vehicle and USV activities, where we are developing USVs for a range of naval applications.

Systems Portfolio

Hermes UAS Family. As part of our intelligence, surveillance, target acquisition and reconnaissance (ISTAR) solutions, we developed our Hermes family of tactical UAS including Hermes 450 (in various configurations) a tactical long-endurance UAS supporting ISTAR missions, Hermes 900, a tactical medium altitude long-endurance (MALE) UAS, and Hermes 90, a tactical short-range UAS designed for long-endurance point-launch ISR missions.

Skylark UAS Family. Our Skylark family of mini-UAS includes electrically propelled and covert short-range UAS with ISR capabilities for company-brigade-level tactical echelons. The family is based on Skylark I, a man-packed UAS for close-range surveillance and observation, and Skylark I LE, which provides longer endurance of the Skylark I capabilities.

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

Data Links and Payloads. We supply data links and payloads for our UAS as well as tactical data links and networking solutions for UAS.

USVs. We are developing several multi-mission USVs for various maritime applications that incorporate our capabilities in the areas of UAS, naval sensors, EW and command and control.

Programs. We perform a broad range of development, supply, lease, support services and training activities relating to UAS. Customers for our UAS include numerous armed forces and other governmental organizations around the world. Major ongoing UAS programs include the U.K. Ministry of Defence’s (UK MOD) Watchkeeper and Lydian programs, which we are performing through our U.K. subsidiary, U-TacS. We also continue to supply a range of Hermes and Skylark family UAS to the IDF and other customers.

Land Vehicle Systems

Overview. We upgrade and modernize tanks, other combat vehicles and artillery platforms, both as a prime contractor and as a systems supplier to leading platform manufacturers. Our land vehicle and platform solutions cover the entire combat vehicle spectrum, from complete modernization, to system supply to maintenance depots and life cycle support services. Our systems are operational on a full range of tracked and wheeled combat vehicles including main battle tanks, medium and light tanks, light armored vehicles, armored personnel carriers, wheeled vehicles and artillery platforms. We offer a comprehensive range of fully integrated, modular artillery and mortar solutions, incorporating C4I and fire control systems and platform upgrades, as well as artillery and mortar ammunition. We also develop and supply unmanned ground vehicles and robotic devices for a variety of land based missions. In addition, we supply training systems for tanks and fighting vehicles.

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

Laser Warning and Threat Detection Systems. We provide a wide range of combat-proven computer and display hardware products and situation awareness peripheral vision systems, including laser warning systems for identifying and pinpointing the angular direction of laser sources generated by laser range-finders and laser guided and laser beamrider missiles.

Unmanned Turrets and Remote Controlled Weapon Stations. We supply advanced unmanned turrets and overhead remote controlled weapon stations, including the UT30 configurable unmanned turret and the Overhead Remote Controlled Weapon Station (ORCWS) family of products, that enhance ground vehicle capabilities for urban warfare scenarios and convert armored personnel carriers to armored fighting vehicles with no penetration of the vehicle’s deck. We also supply ORCWS for naval and marine applications.

Unmanned Systems. We supply various unmanned ground vehicle (UGV) platforms, including our small-size UGV – the Elbit Viper™ (Versatile Intelligent Portable Elbit Robot), a man-packed robot designated for urban combat support missions and mini-robotic devices used by land forces for tactical missions. Through G-NIUS, our jointly-owned company with IAI, we develop and supply a number of UGVs for combat mission support.

Smart All-Terrain Networked Detectors (SAND). We supply SAND, an advanced, stand-alone, long-life, wireless security system that remotely monitors wide areas and detects and tracks both the movements of people as well as the movements of all types of vehicles.

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

Surveillance, Reconnaissance and Targeting Systems and Sensors. We supply fully-customizable ground and mobile solutions for intelligence collection and dissemination comprised of a broad array of lightweight network-ready sensors and C4I systems, providing day and night observation, target detection and recognition, radar and identification of friendly forces. The sensors are fully controlled from the commander terminal, with digital maps for navigation and orientation. We also develop unattended ground sensors that detect human and vehicle activity by a variety of sensors.

Artillery Guns and Mortar Systems. We supply a range of howitzers and artillery field guns. We also develop and supply a range of mortar systems and mortar ammunition for special forces, commando units and infantry forces.

Driver Thermal Vision Systems. We supply uncooled thermal imaging kits, fully ruggedized and suitable for a wide range of vehicle-mounted applications.

Auxiliary Power Units (APUs). We supply APUs that improve the vehicle crew’s performance and safety by reducing fatigue and minimizing exposure to noise, heat and vibrations.

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

Programs. We are engaged in a wide range of land vehicle systems programs, from comprehensive vehicle modernization programs, to stand-alone system supply to vehicle manufacturers to life cycle support programs. Customers for our land vehicle systems include numerous armed forces, as well as major military vehicle manufacturers around the world. We are supplying unmanned turrets and ORCWS and performing land vehicle modernization programs for a range of vehicles. We supply a range of thermal imaging systems and generic commander sights for various tanks and armored personnel carriers. We supply tank gunnery training systems and ground forces trainers to customers worldwide. We also supply advanced life support systems, such as environmental and climate control and NBC protection systems, hydraulic, fuel, braking and suspension systems as well as an auxiliary power unit for a number of combat vehicles. Through G-NIUS, we are developing and supplying UGVs, which perform a variety of missions in support of infantry forces’ combat operations. During 2013, we were awarded several contracts in the land vehicle and artillery platform areas, including for ORCWS observation systems and mortar systems.

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

Systems Portfolio

Digital Army’s “Systems of Systems.” We supply “systems of systems” that incorporate advanced combat concepts geared to increase net-centric operational effectiveness and connectivity throughout all land forces echelons, in all combat situations. This includes TORC2H™, an integrated operational command control headquarters system, that facilitates data collection and border patrol operations. It also includes our Tactical Intranet Geographic dissemination in Real-Time (Elbit TIGER™) advanced communication system and enhanced tactical computers.

Battle Management Systems (BMS). We supply a range of battle management systems that comprise advanced electro-optical sensors, multi-functional displays, command and control software, information and dissemination systems and advanced mission computers, for enabling coordination among fighting vehicles and combat forces.

Integrated Infantry Combat Systems. We supply systems that provide real-time net-centric information to infantry forces, including our DOMINATOR™ system that enables infantry units to send and receive real-time data, view-up-to the-minute common operational pictures on personal displays and live video from either our external electro-optic payload advanced stabilized system (CoMPASS) and our multi-sensor stabilized integrated system (MSIS), or from body sensors, as well as transmit images and positions back to the command post.

Artillery C4I Systems. We supply a range of systems for C4I applications among field artillery units, such as our Combat NG system, which are deployed from the platform to brigade levels, managing all aspects of artillery operations and fire control, including for theater missile defense applications.

MapCore™ We supply MapCore, a software design kit providing mapping capabilities for application programmers, capable of manipulating 2D maps, 2.5D maps (2D maps with elevation) and 3D maps (terrain visualization) in the application’s user window and serving as an infrastructure for developing moving maps, mission planning and debriefing, C4ISR and simulator systems.

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

Ground Smart Display Unit (GSDU). We supply GSDU, a multi-function high brushless C4I display unit supporting multiple video formats.

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

Integrated Radio Communication System (IRCS). Our field proven IRCS enables all echelons, from high-ranking commanders down to the individual soldier in the field, to directly communicate throughout the military network, BRO@DNET, a battle-proven broadband wireless communication infrastructure solution that enables secure broadband communication.

Satellite on the Move (SOTM). We supply SOTM solutions and antennas for combat platforms for continuous satellite communication.

Communications Support Products and Services. We supply a range of tactical radio power amplifiers for the AN/PRC-117F, AN/PSC-5 and Single Channel Ground and Airborne Radio Systems (SINCGARS).

Military IT Systems. We supply military IT systems such as the Integrated Component-based Exploitation (ICE) system that provides ISR centers with an end-to-end system for the entire operational cycle of multi-sensor imagery exploitation. We also supply a multi-satellite mission planning system for planning satellite operational missions.

Tactical Battle Company Training Systems. We supply trainers for commanders and staff from the company-level to battalion battle company and brigade-level operations.

Intelligence and Cyber Systems. We offer a wide portfolio of intelligence and cyber systems. The core of our intelligence systems solution is WIT™ (Wise Intelligence Technology), an intelligence knowledge management IT system. Our intelligence systems include integrated cyber collection solutions such as PSS (for collection from personal computers), MSS (for collection from mobiles) as well as OSINT solutions (for collection from the worldwide web).

Programs. We perform a broad range of C4I battle management systems, soldier mounted systems and radio and communications programs with land-based applications. Our customers include a wide range of ground forces and governmental agencies worldwide. We are the prime contractor to the IMOD for the Israel Digital Army Program (DAP). Under the DAP, we are supplying the IDF with computerized systems down to the single soldier level. The systems facilitate transmission of integrated, real-time situation pictures to and from all battlefield and command echelons. The DAP includes a significant portion being performed under U.S. FMF funding. We also are performing a contract for IMOD for the supply, upgrade and maintenance of communication equipment over a multi-year period. We are performing several other programs in the C4I area including a contract for the Department of Defence of the Commonwealth of Australia for the supply, integration, installation and support of a Battle Group and Below Command, Control and Communications (BGC3) system for the Australian Army’s Land 75/125 program. In January 2014, we were awarded orders for options and risk reductions activities in connection with the supply of battle management systems for the Australian Defence Forces.

Electro-Optic and Countermeasures Systems

Overview. We design and manufacture a full range of electro-optic-based solutions for space, air, land and sea applications, with products ranging from laser and thermal imaging systems to head-up displays, countermeasure systems, through ISR systems – including payloads for space, airborne, naval and land-based missions – to ground integrated sights, electro-optic countermeasures and homeland security solutions. We are one of the few companies in the world that has engineering capability and facilities in-house in all major areas of electro-optics. In the space area, we also maintain in-house Israel’s national space electro-optics infrastructure.

Systems Portfolio

Thermal Imaging and NVG-based Systems and Products. We produce a range of FLIR systems for night observation for air, land and sea platforms, including stabilized payloads as well as hand-held and man-portable solutions. This includes, among others, the CORAL family of thermal imagers, the Long View - LVCR family of long-range man-portable reconnaissance systems and the Mini-Coral uncooled thermal imager and target acquisition system. These systems are integrated with north finding solutions, such as the Atlas family of goniometers.

Laser-Based Systems. We supply a range of laser designators, laser range-finders and laser radars for air, land and naval platforms based on diode pumped technologies, both in the eye-safe and non-eye safe bands. These range from small Rattler designators up to powerful airborne designators that are integrated into many OEM payloads.

Stabilized Payloads. We supply a number of payloads for air, land and sea-based observation, target acquisition, target engagement, training and fire control, using stabilized line-of-sight systems and incorporating laser range-finders or designators and thermal and HD/TV cameras, including our very long-range Advanced Multi-Sensor Payload System (AMPS) and our Compact Multi-Purpose Advanced Stabilized System (CoMPASS) family. Our payloads for naval applications provide a wide portfolio of solutions from the small Micro-CoMPASS 8”, through the D-CoMPASS 15" payload, up to the large high end AMPS system that is used for very long-range stand-off observation.

Countermeasures Systems. Our electro-optic-based countermeasure systems (DIRCM – Directional IR Countermeasures) include our Multi-Spectral Infrared Countermeasures System (MUSIC), such as C-MUSIC for installation on commercial aircraft, military helicopters and transport aircraft for detection and jamming of anti-aircraft shoulder-launched missiles. Our new generation Mini-DIRCM (MDS) has been developed specifically for small attack and SAR helicopters.

ISR Systems. Our electro-optic-based ISR systems include aerial reconnaissance systems, such as the CONDOR™ 2- EO/IR LOROP – visible and IR long-range oblique photography systems. Our long-range day and night surveillance systems include LORROS™ (Long-Range Reconnaissance and Observation System) for border protection and surveillance posts. We also develop cutting edge hyperspectral sensors and systems for various airborne platforms.

Space Cameras and Telescopes. We supply advanced panchromatic and multi-spectral cameras for high resolution, remote sensing satellites for commercial and military space IMINT, supplying high resolution ground images, and for scientific research. Our new generation Jupiter telescope has a market leading weight-performance ratio.

Infrared Sensors. Our jointly-owned subsidiary, SCD, develops and manufactures infrared detectors and laser diodes for electro-optical applications. Our jointly-owned subsidiary, Opgal, develops electro-optics “engines” (camera cores) that combine detectors with proprietary electronics, as well as IR solutions for commercial applications.

Programs. We perform a range of programs in the electro-optic and countermeasures systems area. Our customers include the armed forces of numerous governments as well as major defense contractors. We supply a range of hand-held thermal imaging and binocular systems and reconnaissance devices to the armed forces of several countries. We supply head-up display systems for numerous aircraft, as well as laser designators and range-finders for air and ground applications to numerous customers. In the countermeasures area we are developing C-MUSIC, a laser-based countermeasure system for use on commercial passenger aircraft as well as military helicopters, transport aircraft and other commercial aircraft to protect against missiles using IR seekers. We are developing for implementation our C-MUSIC commercial DIRCM system for Israeli commercial aircraft, and in 2013 we conducted our first flight on a commercial 737-800 aircraft. We also supply a variety of high resolution cameras and telescopes for space applications to several countries' space agencies and satellite operators.

Homeland Security Systems

Overview. We design, manufacture and integrate a wide range of comprehensive homeland security and para-government systems and products covering diverse scenarios and applications. These include integrated land, maritime and coastal control and surveillance systems, airport and seaport security systems, border control systems, “safe city” systems, large venue security systems, access and border registration control systems, transportation security systems, C4I homeland security applications, facility perimeter security products, electronic fences, electro-optic surveillance systems, tactical mini-UAS and communications systems for defense, police, airport, border patrol and coast guard applications, training and simulation solutions, energy and critical infrastructure protection and other homeland security uses.

Systems Portfolio

Border Surveillance Systems. We supply a range of systems and products for border surveillance, including day/night observation systems, smart fences, integrated fixed towers, mini-UAS, surveillance land vehicles and C4I-based systems combining some or all of the above-mentioned systems. We also supply border control and management IT systems.

Safe City Systems. We offer “safe city” crime and terror detection and crisis management solutions combining fully integrated C4I systems with advanced electro-optic surveillance, UAS, communication solutions and other systems, including our SkEye and GroundEye wide area persistent surveillance systems, to provide city-wide event detection and operations coordination, management and control to municipal security forces.

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

Programs. We perform a range of homeland security-related programs for national, regional and municipal security authorities, including airport, border guard and coastal control authorities. Customers for our homeland security systems include a range of governmental ministries, commercial airports, border and security forces and security organizations. We are performing programs relating to border security projects, coastal surveillance systems and integrated airport security systems for various governments. We provide emergency response training systems for homeland security commands as well as secure broadband mobile solutions for first responders. We also provide system level security solutions for transportation systems, such as railroads, and for ports. In February 2014, Elbit Systems of America was awarded a contract by the U.S. Department of Homeland Security, Customs and Border Protection for the Integrated Fixed Towers project.

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

Systems Portfolio

EW Suites including ECMs. Our EW suites provide advanced self protection integrated capabilities for various types of combat aircraft, naval and ground platforms, combining defense aid suites (DAS) with ESM in a single unit, that cover multi-spectral bands and include radar warning receivers (RWR), passive IR missile warning systems, laser warning receivers, ECM systems and other measures. As part of our IR-CENTRIC™ missile warning systems we supply additional operational capabilities such as our Situation Awareness Panoramic IR (SAPIR) system with collision avoidance for increased mission safety. We also supply a range of systems for self protection and electronic attack for airborne, naval and ground platforms including the SPJ (Self Protection Jammer) and the COMJAM (Communication Jammer) as well as electronic support measurements for threat identification and electro-magnetic analysis for various platforms including surface ships and submarines.

SIGINT Systems. We supply full electromagnetic spectrum SIGINT (ELINT and COMINT) systems for tactical and strategic intelligence gathering for airborne, ground and naval applications. Our SIGINT systems incorporate advanced receiving, signal processing and various DF technologies.

Counter Improvised Explosive Devices (CIED). We supply a range of electronic jammer anti-bomb products, including cellular selective jammer and protection systems against IEDs, such as the Electronic Jamming Anti-Bomb (EJAB) family of products.

Data Links and Video Dissemination Systems. We supply smart data link solutions for unmanned platforms, guided weapons and satellites and video dissemination for airborne (including UAS), ground and naval applications.

Search and Rescue Systems. We supply advanced solutions for pilots and rescue teams for the combat arena as well as personal search and rescue systems for non-combat situations.

Anti-Ballistic Missile Defense Systems. We are the developer of the command and control system for the Arrow missile program. We also are the developer of the core of the Israel Test Bed (ITB), a real-time simulator for ballistic missile defense systems.

Radars. We provide radar solutions for various applications.

Programs. We supply a range of EW, SIGNIT, data links and search and rescue systems to defense forces around the world for airborne, ground and sea-based applications. Customers for these systems include the armed forces of numerous governments as well as major defense contractors. This includes supply of our airborne platform self-protection suites and several other air forces around the world. It also includes the supply of data links for airborne platforms, including UAS, and the supply of airborne search and rescue systems to various customers.

Various Commercial Activities

We are engaged in applications of our defense technologies to commercial applications as well as other commercial activities. Our current commercial activities, in addition to the activities described under “Commercial Aviation Systems and Aerostructures” and elsewhere above, include medical equipment (through Elbit Systems of America's KMC subsidiary), commercial communications and mobile and wireless telephone network encryptions, SATCOM equipment, microwave technologies and components and spectrum monitoring and control systems, commercial automotive night vision enhancement equipment, super capacitor energy sources, smart grids for railroad transportation and general manufacturing and machinery services.

We own an approximately 89% interest in Brightway Vision Ltd., an Israeli company involved in developing night vision enhancement equipment for commercial automotive applications. We also own a minority interest in certain companies that are engaged in activities primarily for the commercial market. This includes an approximately 22% interest in DIR Technologies (Detection IR) Ltd., an Israeli company, spun off from SCD, that is engaged in identification through thermal imaging technologies of packaging quality of pharmaceuticals. We own an approximately 15% interest in Capital Nature Ltd., an Israeli company involved in investments in renewable energy ventures. In addition, our wholly-owned Israeli subsidiary, Incubit Technology Ventures Ltd., invests in start-up ventures engaged in a range of high-tech commercial activities.

During 2013, we sold certain ownership interests and assets relating to some non-core commercial activities.  See above “Recent Acquisitions, Mergers and Divestitures.”

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel(1)	U.S.(2)	Other Countries (3)

Owned	2,178,000 square feet	714,000 square feet	891,000 square feet
Leased	1,889,000 square feet	634,000 square feet	308,000 square feet

(1)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems and our various wholly-owned Israeli subsidiaries.

(2)
Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, Florida, Alabama and Virginia. Elbit Systems of America’s facilities in Texas, New Hampshire and Alabama are located on a total of approximately 129 acres of land owned by Elbit Systems of America. This does not include properties not held by Elbit Systems of America, including approximately 6,000 square feet leased by our wholly-owned subsidiary Elmec Inc. in Massachusetts.

(3)	Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America and Asia-Pacific.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $72 million. Accordingly, we believe that our current facilities are adequate for our operations as now conducted.

Governmental Regulation

Government Contracting Regulations. We operate under laws, regulations and administrative rules governing defense and other government contracts, mainly in Israel and the United States. Some of these carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. In addition, our participation in governmental procurement processes in Israel, the United States and other countries is subject to specific regulations governing the conduct of the process of procuring defense and homeland security contracts.

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. A license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2013, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense products, military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. government. Such approvals are typically in the form of an export license or a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli and other non-U.S. entities are also required to obtain such export licenses and TAAs. Such approvals apply to U.S. origin data required by our non-U.S. entities to perform work for U.S. programs. Licenses are also required for Israeli nationals assigned to work in defense-related technical areas at our U.S. affiliated companies. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Pursuant to recent export control reform initiatives in the U.S., a greater part of activities will be subject to control under "dual use" regulations. Other governments’ export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers’ governments.

Approval of Israeli Defense Acquisitions

The Israeli Defense Entities Law (Protection of Defense Interests) establishes conditions for the approval of an acquisition or transfer of control of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” is to occur through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Economy Minister. Although no such orders have been issued as of the date of this annual report on Form 20-F, it is assumed that Elbit Systems and most of our Israeli subsidiaries will be designated as “defense entities” under the law and that the Israeli Government will issue such an order regarding our applicable Israeli companies. Under separate regulations, Elbit Systems and our major Israeli subsidiaries have been designated as “defense entities” by the Defense Minister with respect to Israeli law governing various aspects of defense security arrangements.

Orders to be issued under the Israeli Defense Entities Law will also establish other conditions and restrictions. It is anticipated that in the case of a publicly traded company such as Elbit Systems, Israeli government approval will be required for acquisition of 25% or more of the voting securities or a smaller percentage of shares that grant “means of control.” Means of control for purposes of the law include the right to control the vote at a shareholders’ meeting or to appoint a director. Orders relating to defense entities are also anticipated to, among other matters: (1) impose restrictions on the ability of non-Israeli resident citizens to hold “means of control” or to be able to “substantially influence” defense entities; (2) require that senior officers of defense entities have appropriate Israeli security clearances; (3) require that a defense entity’s headquarters be in Israel; and (4) subject a defense entity’s entering into international joint ventures and transferring various technology to the approval of the IMOD.

Approval of U.S. and Other Defense Acquisitions. Many other countries also require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense related businesses in the U.S. are subject to the Foreign Investment and National Security Act (FINSA). Under FINSA, our acquisitions of defense related businesses in the U.S. require review, and in some cases approval, by the Committee on Foreign Investment in the United States.

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

Anti-Bribery Regulations. We conduct operations in a number of markets that are considered high risk from an anti-bribery compliance perspective. Laws such as the Israel Penal Code, the Organization for Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and corresponding legislation in other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process. Israeli defense exporters, such as Elbit Systems, are required to maintain an anti-bribery compliance program, including specific procedures, record keeping and training.

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

Environmental, Health and Safety Regulations. We are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions in which we have operations. This includes regulations relating to air, water and ground contamination, hazardous waste disposal and other areas with a potential environmental or safety impact.

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

Private Finance Initiatives (PFI). Some of our projects operate under PFI financing arrangements where we provide long-term financing arrangements or facilities, with the repayment generally made based on the project’s cash flow. PFI projects can be structured in several ways. PFI projects may require us to pledge project-related equity and enter into relatively complex financial and other agreements. Such financing is usually medium or long-term and may be raised either through banks or institutional lenders and carries various financial risks and exposures. In addition, PFI projects may require us to draw upon our equity base and borrowing capacities. In recent years we were involved in several PFI-type projects in Israel, and we expect to participate in future PFI contracts both in Israel and other countries.

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

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 35% of our revenues in 2013 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the end product is purchased, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

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

We perform R&D projects to produce new systems for the IMOD and other customers. These projects give us the opportunity to develop and test emerging technologies. We developed new tools for fast prototyping for both the design and development process. This permits the operational team members to effectively specify requirements and to automatically transfer them into software code. Examples of our ongoing defense-related R&D projects include those for night operation capabilities, laser systems, display systems, helmet mounted systems, other avionics systems, unmanned vehicles, artillery systems, DIRCM systems, space-based cameras, ISR systems, EW systems, missile warning systems, SIGINT systems, ground radar systems, C4I systems, unmanned turret systems, communication systems, intelligence-IT systems, military and commercial cyber-defense systems and homeland security systems. Examples of our R&D in commercial areas include projects relating to commercial aviation and commercial night vision products for automobiles. We employ thousands of software, hardware and systems engineers engaged in advance programs for airborne, ground and naval defense, homeland security and space applications. In addition, most of our program and business line managers have engineering backgrounds. More than 50% of our total workforce is engaged in research, development and engineering.

Our customers, the Office of the Israeli Chief Scientist (OCS) and other R&D granting authorities sometimes participate in our R&D funding. We also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013
	(U.S. dollars in millions)
Total Investment	$288.7	$276.5	$263.3
Less Participation*	47.6	43.1	42.8
Net Investment	$241.1	$233.4	$220.5

(Also see Item 5. Operating and Financial Review and Prospects – Summary of Operating Results – 2013 Compared to 2012 – Research and Development.)

*	See above – “Government Rights in Data” and see below – “Conditions in Israel – Chief Scientist (OCS) and Investment Center Funding.”

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

Conflict Minerals

Under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, publicly traded companies, such as Elbit Systems, must report to the U.S. Securities and Exchange Commission (SEC) whether “conflict minerals” (tantalum, tin, tungsten and gold) originating in the Democratic Republic of Congo or adjoining “covered countries” (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) are present in the products we manufacture or contract to manufacture, if the conflict minerals are necessary to the functionality or production of the product. Elbit Systems' initial report regarding conflict minerals will be filed with the SEC by May 2014. Our policy is to use “conflict-free” minerals in our products, and we support recent government and industry actions to increase supply chain transparency to facilitate the ability of companies to source conflict-free minerals. We are taking measures to meet applicable reporting obligations, and are enhancing our supply chain due diligence and internal controls relating to conflict minerals. As part of our conflict minerals compliance policy, we are requesting that relevant suppliers complete a conflict minerals supplier due diligence questionnaire.

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

We also use project management methods such as Kaizen and Lean. Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology and management tools, assists us in providing high quality and on-time implementation of projects.

All Israeli operational sites are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100 (certified for revision C), AS9115 for software, ISO-14001, OHSAS 18001 and European Aviation Safety Agency (EASA) part 145 for maintaining civil products and part 21 G for production of civil products. We also comply with Capability Maturity Model Integration (CMMI) Level 3 of the U.S. Software Engineering Institute (SEI) and NATO AQAP. Representatives of our customers generally test our products before acceptance. Branches of the IDF and other customers have authorized us to conduct acceptance testing of our products on their behalf.

Quality certifications applicable to defense products of Elbit Systems of America’s operating units include certifications for CMMI Level 3 of the SEI, ISO-9001, AS9100 (certified for revision C) and compliance with NATO AQAP requirements. In the area of commercial aviation Elbit Systems of America’s operating units hold EASA certification as well as a variety of FAA certifications including FAA Part 21 approval and FAA Part 145 approved repair stations. In the medical equipment area, Elbit Systems of America is certified for ISO 13485:2003, is registered with the FDA as a GMP manufacturer and is FDA compliant with Quality Systems Regulations 21 CFR Parts 820, 803 and 806.

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

In the U.S., generally Elbit Systems of America leads our sales and marketing activities from its facilities throughout the U.S. Elbit Systems of America operates under a Special Security Agreement that allows it and its subsidiaries to work on certain classified U.S. government programs. See above “U.S. Subsidiaries – Elbit Systems of America.” Our subsidiaries in other countries typically lead the marketing activities in their home countries, often assisted by marketing and business development personnel based in Israel.

Over the past several years, a number of the major entities in the Company have entered into cooperation agreements with major defense contractors in Israel, the United States, Europe, Brazil, Asia, and certain other key markets. These agreements provide for joint participation in marketing and performance of a range of projects. In other countries, we actively pursue business opportunities as either a prime contractor or a subcontractor, usually together with local companies. Often we enter into cooperation agreements with other companies for such opportunities.

Competition

We operate in a competitive environment for most of our projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, life cycle costs, overall value to the customer and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, our competitive position sometimes is affected by specific requirements in particular markets.

In recent years consolidation in the defense industry has affected competition. This has decreased the number but increased the relative size and resources of our competitors. We adapt to market conditions by adjusting our business strategy to changing defense market conditions. We also anticipate continued competition in defense markets due to declining defense budgets in many countries.

Competitors in the sale of some of our products to the government of Israel include IAI and Rafael among others. From time to time we also cooperate with some of our competitors on specific projects. Outside of Israel, we compete in a number of areas with major international defense contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Boeing, Lockheed Martin, Northrop Grumman, Raytheon, BAE Systems, Rockwell Collins, L-3 Communications, Thales, Airbus, Finmeccanica, Saab, Harris, Textron, FLIR Systems, Rhode and

Schwartz, Rheinmetall, Kongsberg and Safran. Many of these competitors have greater financial, marketing and other resources than ours. We also compete in the worldwide defense market with numerous smaller companies. In addition, we compete with a range of companies in the commercial avionics market. In certain cases we also engage in strategic cooperative activities with some of our competitors.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customer during the last three years was the IMOD, which accounted for 23% in 2011, 15% in 2012 and 22% in 2013.

Ethics

We conduct our business activities and develop Company policies based on a firm commitment to ethical practices. In addition to our Code of Conduct (see Item 16.B) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating policies and procedures, including for anti-bribery compliance. Our compliance program also includes ongoing training and enforcement. We also expect our supply chain to follow ethical practices. Our Code of Conduct, Anti-Bribery Compliance Policy and Supplier Code of Conduct are published on our website www.elbitsystems.com. We are active in a number of international organizations relating to ethics and compliance.

Social Responsibility and Sustainability

We place importance on social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing ethics in our business practices. Our policy encourages the voluntary efforts of our Company entities and employees who donate their time and efforts in the support of members of our communities who are in need. In this regard, we place priority on initiatives to promote educational advancement, particularly in the technology sectors. Activities resulting from our social responsibility policy include facilitating the placement of our employees as tutors in peripheral communities and less developed neighborhoods, providing technology-related knowledge as well as other educational resources generally lacking in those areas. We also promote numerous other community support activities, including involvement on a national level basis in major charitable organizations in Israel and the U.S. We place emphasis on best practices in corporate governance, ethical conduct and fair employment practices. We also pursue continuous improvement of our operations from an environmental perspective. Our commitment to social responsibility and sustainability initiatives has been reflected in our ongoing ranking among the top Israeli companies in the “Maala” social responsibility index. We periodically publish a Sustainability Report detailing our activities in the areas of corporate responsibility, ethics, environmental initiatives and community-related activities.

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

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2013, the payments to the National Insurance Institute were equal to approximately 18.5% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 65%, and the employer contributes approximately 35%.

Enforcement of Judgments

Israeli courts may enforce U.S. and other foreign jurisdiction final executory judgments for liquidated amounts in civil matters, obtained after due process before a court of competent jurisdiction. This enforcement is made according to the private international law rules currently applicable in Israel, which recognize and enforce similar Israeli judgments, provided that:

•adequate service of process has been made and the defendant has had a reasonable opportunity to be heard;
•the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
•the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;
•an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and
•the judgment is no longer subject to a right of appeal.
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

We believe our most critical accounting policies relate to:

•Revenue Recognition.
•Business Combinations.
•Impairment of Long-Lived Assets and Goodwill.
•Other-Than-Temporary Decline in Value of Investments in Investee.
•Useful Lives of Long-Lived Assets.
•Taxes on Income.
•Stock-Based Compensation Expense.
Revenue Recognition

We generate revenues principally from fixed-price long-term contracts involving the design, development, manufacture and integration of defense electronic systems and products. In addition, to a lesser extent, we provide non-defense systems and products as well as support and services for our systems and products.

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

In certain circumstances, sales under short-term fixed-price production type contracts or sale of products are accounted for in accordance with the SEC’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements” (SAB 104), and recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

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

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or manufacturing and production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Our service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation service contracts, etc. Revenue from services were less than 10% of consolidated revenues in each of the fiscal years 2011, 2012 and 2013. (See Item 18. Financial Statements - Note 2(T) for additional information.)

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable intangible assets, are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. For each of the years ended December 31, 2011, 2012 and 2013, no material impairment of long-lived assets was identified.

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

Performing the goodwill impairment test requires judgment, including how we define reporting units and determine their fair value. We consider a component of our business to be a reporting unit if it constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. We estimate the fair value of each reporting unit using a discounted cash flow methodology that requires significant judgment. Forecasts of future cash flows are based on our best estimate of future sales and operating costs, based primarily on existing backlog, expected future contracts, contracts with suppliers, labor agreements and general market conditions. We base cash flow projections for each reporting unit using a five-year forecast of cash flows and a terminal value based on the Perpetuity Growth Model. The five-year forecast and related assumptions are derived from the most recent annual financial forecast for which the planning process commenced in our fourth quarter. The discount rate applied to our forecasts of future cash flows is based on our estimated weighted average cost of capital and includes factors such as the risk-free rate of return and the return an outside investor would expect to earn based on the overall level of inherent risk. The determination of expected returns includes consideration of the beta (a measure of risk) of traded securities of comparable companies. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. For each of the three years in the period ended December 31, 2013, no material impairment of goodwill was identified.

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

During 2012 and 2013 no material impairment in investments in affiliates and other companies was recognized. During 2011, an impairment loss was recorded in the amount of $9.5 million relating to our investment in Fraser-Volpe LLC (FV), a subsidiary that was classified as held-for-sale. During 2013 the Company sold its holdings in FV.

Useful Lives of Long-Lived Assets

Identifiable intangible assets and property, plant and equipment are amortized over their estimated useful lives. Determining the useful lives of such assets involves the use of estimates and judgments. In determining the useful lives we take into account various factors such as the expected use of the assets, effects of obsolescence, including technological developments, competition, demand and changes in business, acquisitions and other economic factors. If we estimate changes and the useful lives of such assets increase or decrease, it will affect our results of operations. (See above “Impairment of Long-Lived Assets and Goodwill” for further discussion of the effects of changes in useful lives.)

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

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 "Income Taxes" guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2013, Elbit Systems and certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Certain of our Israeli subsidiaries are currently undergoing tax audits by the Israeli Tax Authority. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcomes will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made. (See Item 18. Financial Statements - Notes 2(W) and 18.)

Stock-Based Compensation Expense

We apply ASC 718 “Compensation – Stock Based Compensation” (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options, based on estimated fair values and cash-based awards linked to the share price. Stock-based compensation expense in 2013 was $0.4 million, in 2012 was $3.3 million and in 2011 was $2.0 million. (See Item 18. Financial Statements – Notes 2(Z) and 21 for additional information.)

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

Recent Accounting Pronouncements

See Item 18. Financial Statements – Note 2(AE).

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

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment as of December 31, 2013 were as follows: $27.2 million for 2014, $21.0 million for 2015, $17.1 million for 2016, $14.1 million for 2017, $13.3 million for 2018 and $87.8 million for 2019 and thereafter. (See below “Contractual Obligations”.)

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. (See below – “Liquidity and Capital Resources – Financial Resources”). Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. (See Item 18. Financial Statements – Note 20(F).) As of December 31, 2012 and 2013, the Company met all financial covenants.

Bank Guarantees. As of December 31, 2013 and 2012, guarantees in the aggregate amount of approximately $945 million and $1,070 million , respectively, were issued by banks on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2013 and 2012, we had purchase commitments of approximately $1,166 million and $949 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2013

See Item 4. Information on the Company – Recent Acquisitions, Mergers and Divestitures.

Backlog of Orders

Our backlog includes firm commitments received from customers for systems, products, services and projects that have yet to be completed. Our policy is to include orders in our backlog only when specific conditions are met. Examples of these conditions may include, among others, receipt of a letter of commitment, program funding, advances, letters of credit, guarantees and/or other commitments from customers. As a result, from time to time we could have unrecorded orders in excess of the level of backlog.

We reduce backlog when revenues for a specific contract are recognized, such as when delivery or acceptance occurs or when contract milestones or engineering progress under the long-term contracts are recognized as achieved. In some cases we reduce backlog when costs are incurred. In the unusual event of a contract cancellation, we would also be required to reduce our backlog accordingly. The method of backlog recognition used may differ depending on the particular contract. Orders in currencies other than U.S. dollars are translated periodically into U.S. dollars and recorded accordingly.

Our backlog of orders as of December 31, 2013 was $5,822 million, of which 69% was for orders outside Israel. Our backlog of orders as of December 31, 2012 was $5,683 million, of which 67% was for orders outside Israel. Approximately 69% of our backlog as of December 31, 2013 is scheduled to be performed during 2014 and 2015. The majority of the 31% balance is scheduled to be performed in 2016 and 2017. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

Trends in the defense and homeland security areas in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world, increasing the focus of defense forces on low intensity conflicts, homeland security and cyber warfare. The defense market has also been impacted by the withdrawal of most of the allied forces from Iraq and a reduction of allied forces in Afghanistan. There has also been a trend of many armed forces to focus more on airborne, naval and intelligence forces and less on traditional ground forces.

In the defense electronics market, there is an increasing demand for products and systems in the areas of C4ISR and unmanned vehicles. Accordingly, while we continue to perform platform upgrades, in recent years more emphasis is being placed on C4ISR, including information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAS, other unmanned vehicles, cyber-defense systems, training and simulation, space and satellite-based defense capabilities and homeland security systems. Many governments are increasing their budgets in the homeland security and cyber-defense areas. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends, as well as to continue to participate in the “Current Force” legacy operations of our customers.

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

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2013.

	Year ended December 31,
	2013		2012		2011
	$	%	$	%	$	%
	(in thousands of U.S. dollars except per share data)
Total revenues	$2,925,151	100.0	$2,888,607	100.0	$2,817,465	100.0
Cost of revenues	2,100,304	71.8	2,072,742	71.8	2,085,451	74.0
Gross profit	824,847	28.2	815,865	28.2	732,014	26.0
Research and development (R&D) expenses	263,314	9.0	276,458	9.6	288,668	10.2
Less – participation	(42,832)	(1.5)	(43,071)	(1.5)	(47,576)	(1.6)
R&D expenses, net	220,482	7.5	233,387	8.1	241,092	8.6
Marketing and selling expenses	235,466	8.0	241,911	8.4	235,909	8.4
General and administrative expenses	129,507	4.4	137,517	4.8	139,349	4.9
	585,455	20.0	612,815	21.2	616,350	21.9
Operating income	239,392	8.2	203,050	7.0	115,664	4.1
Financial expenses, net	(37,310)	(1.3)	(26,086)	(0.9)	(13,569)	(0.5)
Other income, net	937	—	78	—	1,909	0.1
Income before taxes on income	203,019	6.9	177,042	6.1	104,004	3.7
Taxes on income	25,313	0.8	17,099	0.6	13,624	0.5
	177,706	6.1	159,943	5.5	90,380	3.2
Equity in net earnings of affiliated companies and partnerships	13,032	0.4	11,160	0.4	15,377	0.6
Income from continuing operations	190,738	6.5	171,103	5.9	105,757	3.8
Income (loss) from discontinued operations, net	681	—	(616)	—	(15,977)	(0.6)
Net income	$191,419	6.5	$170,487	5.9	$89,780	3.2
Less – net loss (income) attributable to non-controlling interests	(8,002)	(0.2)	(2,608)	(0.1)	508	—
Net income attributable to the Company’s shareholders	$183,417	6.3	$167,879	5.8	$90,288	3.2
Diluted net earnings (loss) per share:
Continuing operations	$4.33		$3.98		$2.31
Discontinued operations	0.01		(0.01)		(0.22)
Total	$4.34		$3.97		$2.09

2013 Compared to 2012

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2013		December 31, 2012
	$ millions	%	$ millions	%
Airborne systems	1,133.1	38.8	1,054.5	36.5
Land systems	309.3	10.6	374.5	13.0
C4ISR systems	1,071.4	36.6	1,017.6	35.2
Electro-optic systems	313.9	10.7	324.1	11.2
Other (mainly non-defense engineering and production services)	97.5	3.3	117.9	4.1
Total	2,925.2	100.0	2,888.6	100.0

Our consolidated revenues in 2013 were $2,925.2 million as compared to $2,888.6 million in 2012.

The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operations. The increases in the airborne systems and C4ISR systems areas of operation were primarily due to increased revenues in Israel for avionics systems, command and control systems and maintenance services sold to the IMOD. The decrease in the land systems area of operations was mainly due to a decline in revenues for fire control and life support systems in Israel and North America.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2013		December 31, 2012
	$ millions	%	$ millions	%
Israel	705.7	24.1	519.9	18.0
North America	860.7	29.4	909.4	31.5
Europe	546.7	18.7	561.1	19.4
Latin America	283.0	9.7	258.8	9.0
Asia-Pacific	448.1	15.3	568.4	19.7
Other	81.0	2.8	71.0	2.4
Total	2,925.2	100.0	2,888.6	100.0

The decline in revenues in North America was mainly a result of reduced revenues relating to the areas of electro-optics and other (mainly non-defense engineering and production services). The decline in revenues in Asia-Pacific was mainly a result of reduced revenues relating to avionics systems and fire control systems. The increase in revenues in Israel was mainly due to command and control systems and electro-optic systems.

Cost of Revenues and Gross Profit

Cost of revenues in 2013 was $2,100.3 million (71.8% of revenues) as compared to $2,072.7 million (71.8% of revenues) in 2012.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing expenses (including depreciation and amortization). The amounts and percentage of those components in 2013 and 2012 were as follows:

Wages and related benefits costs in 2013 constituted 40% of cost of revenues as compared to 39% of cost of revenues in 2012. The total cost of wages and related benefits in 2013 was approximately $840 million, as compared to approximately $800 in 2012.

Subcontractors and material consumed costs in 2013 constituted 47% of cost of revenues as compared to 48% of cost of revenues in 2012. The total amount of subcontractors and material consumed costs in 2013 was approximately $1 billion, similar to that in 2012.

Manufacturing expenses in 2013 constituted 14% of cost of revenues, similar to that in 2012. The total cost of manufacturing expenses in 2013 was approximately $300 million, similar to that in 2012.

In the periods described, changes in our cost of revenues and cost of revenues components were not material. We did not identify any developing trends in cost of revenues that we believe would have a material impact on our future operations other than the continued strengthening of the NIS against the U.S. dollar, which could have an impact on our labor costs.

Gross profit for the year ended December 31, 2013 was $824.8 million (28.2% of revenues) as compared to $815.9 million (28.2% of revenues) in the year ended December 31, 2012.

In 2013 we recognized in cost of revenues, income of approximately $16 million (0.5% of revenues) as a result of the elimination of a reserve for a warranty obligation that we originally recorded in connection with an acquisition of a company in 2010. This warranty obligation, which related to a project delivered to a foreign customer, reached its statute of limitations in the foreign customer's country.

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2013 totaled $263.3 million (9.0% of revenues) as compared to $276.5 million (9.6% of revenues) in 2012.

Net R&D expenses (after deduction of third party participation) in 2013 totaled $220.5 million (7.5% of revenues) as compared to $233.4 million (8.1% of revenues) in 2012.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2013 were $235.5 million (8.0% of revenues) as compared to $241.9 million (8.4% of revenues) in 2012.

General and Administration (G&A) Expenses

G&A expenses in 2013 were $129.5 million (4.4% of revenues) as compared to $137.5 million in 2012 (4.8% of revenues). G&A expenses in 2013 benefited from income related to a legal settlement net of expenses of $7.6 million.

Operating Income

Our operating income in 2013 was $239.4 million (8.2% of revenues) as compared to $203.1 million (7.0% of revenues) in 2012.

Financial Expense (Net)

Net financing expenses in 2013 were $37.3 million, as compared to $26.1 million in 2012. Financing expenses, net, in 2013 were comparatively high due to fluctuation of the U.S. dollar against other foreign currencies, such as the Australian dollar and the Brazilian real, during the year.

Other Income (Net)

Other income, net in 2013 was a $0.9 million gain as compared to a gain of $0.1 million in 2012.

Taxes on Income

Our tax rate represents a weighted average of the tax rates to which our various entities are subject.

Taxes on income in 2013 were $25.3 million (effective tax rate of 12.5%) as compared to $17.1 million (effective tax rate of 9.7%) in 2012. The effective tax rates in 2013 and 2012 were affected by prior years adjustments of $1.9 and $5.5 million, respectively, mainly related to tax settlements. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income. We continued to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $27.2 million and $26.1 million, respectively, in 2013 and 2012, significantly influencing our effective tax rates.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2013, we had income of $13.0 million from our share in earnings of affiliates as compared to income of $11.2 million in 2012.

Discontinued Operations, Net

A gain from discontinued operations for the year ended December 31, 2013, amounted to $0.7 million as compared to a loss of $0.6 million from discontinued operations in 2012. In the second quarter of 2013 the Company sold its holdings in a held-for-sale entity and recognized a gain of approximately $1.0 million in discontinued operations.

Net Income and Earnings Per Share (EPS)

Net income in 2013 was $183.4 million (6.3% of revenues) as compared to net income of $167.9 million (5.8% of revenues) in 2012. The increase in net income resulted mainly from lower operating expenses in 2013 as compared to 2012. The diluted EPS was $4.34 in 2013 as compared to $3.97 in 2012.

The number of shares used for computation of diluted EPS in the year ended December 31, 2013 was 42,295,000 shares as compared to 42,277,000 shares in the year ended December 31, 2012.

2012 Compared to 2011

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

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2012		December 31, 2011
	$ millions	%	$ millions	%
Israel	519.9	18.0	697.2	24.8
North America	909.4	31.5	890.7	31.6
Europe	561.1	19.4	552.4	19.6
Latin America	258.8	9.0	165.5	5.9
Asia-Pacific	568.4	19.7	460.0	16.3
Other	71.0	2.4	51.7	1.8
Total	2,888.6	100.0	2,817.5	100.0

The decline in revenues in Israel was mainly a result of reduced revenues relating to fire control and command and control systems. The increased revenues in Asia-Pacific was mainly related to electro-optics and communication equipment.The increased revenues in Latin America was mainly due to UAS and command and control systems.

Cost of Revenues and Gross Profit

Cost of revenues in 2012 was $2,072.7 million (74.0% of revenues) as compared to $2,085.5 million (74.0% of revenues) in 2011. Cost of revenues in 2011 included an expense of $72.8 million (2.6% of revenues) related to the cessation of a program with a foreign customer (See Item 18. Financial Statements – Note 1(C).)

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing expenses (including depreciation and amortization). The amounts and percentage of those components in 2012 and 2011 were as follows:

Wages and related benefits costs in 2012 constituted 39% of cost of revenues as compared to 40% of cost of revenues in 2011. The total cost of wages and related benefits in 2012 was approximately $800 million, similar to that in 2011.

Subcontractors and material consumed costs in 2012 constituted 47% of cost of revenues as compared to 48% of cost of revenues in 2011. The total amount of subcontractors and material consumed costs in 2012 was approximately $1 billion, similar to that in 2011.

Manufacturing expenses in both 2012 and 2011 constituted 14% of cost of revenues. The total cost of manufacturing expenses in 2012 was approximately $300 million, similar to that in 2011.

In the periods described, changes in our cost of revenues and cost of revenues components were not material, except the expenses related to the cessation of a program mentioned above. We did not identify any developing trends in cost of revenues that we believe would have a material impact on our future operations.

Gross profit for the year ended December 31, 2012 was $815.9 million (28.2% of revenues) as compared with gross profit of $732.0 million (26.0% of revenues) in the year ended December 31, 2011. The gross profit margin in 2012 increased mainly as a result of the mix of programs sold in the year. The gross profit in 2011 was reduced by an expense of $72.8 million (2.6% of revenues) related to the cessation of a program with a foreign customer.

R&D Expenses

Gross R&D expenses in 2012 totaled $276.5 million (9.6% of revenues) as compared with $288.7 million (10.2% of revenues) in 2011.

Net R&D expenses (after deduction of third party participation) in 2012 totaled $233.4 million (8.1% of revenues) as compared to $241.1 million (8.6% of revenues) in 2011.

Marketing and Selling Expenses

Marketing and selling expenses in 2012 were $241.9 million (8.4% of revenues) as compared to $235.9 million (8.4% of revenues) in 2011.

G&A Expenses

G&A expenses in 2012 were $137.5 million (4.8% of revenues) as compared to $139.3 million (4.9% of revenues) in 2011.

Operating Income

Our operating income in 2012 was $203.1 million (7.0% of revenues) as compared to $115.7 million (4.1% of revenues) in 2011. The lower amount and margin of operating income in 2011 was mainly a result of the cessation of the program mentioned above.

Financial Expense (Net)

Net financing expenses in 2012 were $26.1 million as compared to $13.6 million in 2011. The increase in 2012 is related to interest on the additional issued Series A Notes. The financial expenses in 2011 were lower as a result of income primarily from currency hedging activities and the settlement of the ImageSat transaction.

Other Income (Net)

Other income, net in 2012 was a $0.1 million gain as compared to a gain of $1.9 in 2011.

Taxes on Income

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

Company’s Share in Earnings of Affiliated Entities

In 2012, we had income of $11.2 million from our share in earnings of affiliates as compared to income of $15.4 million in 2011.

Loss from Discontinued Operations, Net

Loss from discontinued operations for the year ended December 31, 2012 amounted to $0.6 million. The net loss from discontinued operations (after deducting the minority interest) amounted to $0.4 million.

Net Income and EPS

Net income in 2012 was $167.9 million (5.8% of revenues) as compared to net income of $90.3 million (3.2% of revenues) in 2011. The net income in 2011 included the net effect of the cessation of a program which amounted to $62.2 million. (See Item 18. Financial Statements – Note 1(C).) Diluted EPS was $3.97 in 2012 as compared to $2.09 in 2011.

The number of shares used for computation of diluted EPS in the year ended December 31, 2012 was 42,277,000 shares as compared to 43,131,000 shares in the year ended December 31, 2011.

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

In March and May 2012, respectively, under the framework of the shelf prospectus, Elbit Systems completed both an additional public offering on the TASE and a private placement in Israel to Israeli institutional investors, of new Series A Notes, for an aggregate consideration of approximately NIS 926 million (approximately $249 million). All Series A Notes formed a single series.

We account for the outstanding principal amount of our Series A Notes as long-term liability, in accordance with ASC 470, “Debt”, with current maturities classified as short-term liabilities. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the Series A Notes using the effective interest rate method. As of December 31, 2013, the value of the Series A Notes was $424.1 million, less $62.9 million in current maturities and a fair value adjustment of $16.6 million from cross-currency interest rate swaps.

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

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes that were issued in 2010 and the additional Series A Notes that were issued in 2012. Under the cross currency interest rate swaps, we receive fixed NIS at a rate of 4.84%

on NIS 2 billion and pay floating six-month USD LIBOR plus an average spread of 1.84% on $450 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. Both the debt and the swap instruments pay semi-annual coupons on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, we are currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2013) plus an average of 1.84% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting. (See also Item 11. Quantitative and Qualitative Disclosures about Market Risk.)

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

2013

Our net cash flow generated from operating activities in 2013 was approximately $167.0 million, resulting mainly from our net income, which was decreased by the increase of approximately $117 million in trade receivables and the decrease of approximately $86 million in advances received from customers.

Net cash flow used in investment activities in 2013 was approximately $71.3 million, which was used mainly to purchase property, plant and equipment in the amount of approximately $60 million.

Net cash flow used for financing activities in 2013 was approximately $101.2 million, which was used mainly for repayment of Series A Notes in the amount of approximately $55 million and payment of dividends to shareholders in the amount of approximately $76 million (of which $25 million was paid by a subsidiary to non-controlling interests).

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2012 and 2013, the Company met all financial covenants.

On December 31, 2013, we had total borrowings from banks and public institutions in the amount of $224 million in long-term loans, of which most of the loans mature in 2015, and $945 million in guarantees issued on our behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. In addition, at December 31, 2013, we had $441 million in outstanding debt under our Series A Notes, including $63 million maturing in 2014. On December 31, 2013, we had a cash balance amounting to $194 million. We also have the ability to raise funds on the capital market and through expansion of our credit lines. (See above “Israeli Debt Offering.”)

As of December 31, 2013, we had working capital of $561 million and a current ratio of 1.39. We believe that our working capital and cash flow from operations will be sufficient to support our current requirements and financial covenants.

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

Pensions and Other Post-Retirement Benefits

We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. (For our pension and other post-retirement benefit assumptions at December 31, 2013 and 2012, see Item 18 – Financial Statements – Note 17.)

At December 31, 2013 our termination obligations were $407.9 million, of which we had severance funds of $323.4 million set aside to satisfy potential obligations.

Material Commitments for Capital Expenditures. We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2013 and the subsequent fiscal year (see above “Financial Resources”.) Our anticipated capital expenditures (which included mainly the purchase of equipment, vehicles and buildings) as of December 31, 2013 were not significantly higher than those as of December 31, 2012. We plan to pay for such anticipated expenditures using cash from operations. (See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.)

Impact of Inflation and Exchange Rates

Functional Currency. Our reporting currency is the U.S. dollar, which is also the functional currency for most of our consolidated operations. A majority of our sales are made outside of Israel in non-Israeli currency, mainly U.S. dollars, as well as a majority of our purchases of materials and components. A significant portion of our expenses, mainly labor costs, are in NIS. Some of our subsidiaries have functional currencies in Euro, GBP, Brazilian reals, Australian dollars and other currencies. Transactions and balances originally denominated in U.S. dollars are presented in their original amounts. Transactions and balances in currencies other than the U.S. dollar are remeasured in U.S. dollars according to the principles set forth in ASC 830 “Foreign Currency Matters”. Exchange gains and losses arising from remeasurement are reflected in financial expenses, net, in the consolidated statements of income.

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

On December 31, 2013, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments are based on variable interest rates, and their value as of December 31, 2013 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2011, the inflation rate was approximately 2%, and the NIS devalued against the U.S. dollar by approximately 8%. In 2012, the inflation rate was approximately 1.6%, and the NIS strengthened against the U.S. dollar by approximately 2%. In 2013, the inflation rate was approximately 1.8%, and the NIS strengthened against the U.S. dollar by approximately 7%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

Most of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2013 by forward contracts. On December 31, 2013, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies. On December 31, 2013, we had forward contracts for the sale and purchase of such foreign currencies totaling approximately $281 million ($202 million in Euros, $42 million in GBP and the balance of $37 million in other currencies).

We also use forward exchange hedging contracts and options strategies in order to limit our exposure to exchange rate fluctuation associated with payroll expenses, mainly incurred in NIS. These include forward contracts with notional amount of 20.4 million in NIS maturing in 2014. (See also Item 11. Quantitative and Qualitative Disclosure of Market Risks.) As of December 31, 2013, an unrealized net loss of approximately $1.6 million was included in accumulated other comprehensive income. As of December 31, 2013, all of the forward contracts are expected to mature during the years 2014 – 2019.

Regarding the measures taken to reduce the foreign currency exchange rate impact on our Series A Notes see above “Liquidity and Capital Resources – Israeli Debt Offering.”

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2013 and is presented in millions of U.S. dollar equivalent terms:

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Buy US$ and Sell:
Euro	142.5	(2.6)
GBP	19.5	(0.5)
NIS	—	—
Other various currencies	4.7	(0.1)

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Sell US$ and Buy:
Euro	60.1	1.5
GBP	22.4	1.1
NIS	20.4	1.0
Other various currencies	32.1	—

*	Notional amount information is based on the foreign exchange rate at year end.

Contractual Obligations

	Up to 1 year	2-3 years	4-5 years	More than 5 years
	(U.S. dollars in millions)
1. Long-Term Debt Obligations	__	172	52	—
2. Series A Notes	63	126	126	126
3. Interest payment*	11	22	17	6
4. Operating Lease Obligations**	34	50	33	93
5. Purchase Obligations**	741	172	32	4
6. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP***	—	—	—	—
7. Other Long-Term Liabilities****	—	—	—	—
Total	849	542	260	229

*
All our long-term debt borrowings and Series A Notes bear interest at variable rates, which are indexed to LIBOR (plus a fixed spread). For long-term fixed rate borrowings (mainly Series A Notes) we use variable interest rate swaps, effectively converting our long-term fixed rate borrowings to long-term variable rate borrowings indexed to LIBOR. (See also Item 18. Financial Statements - Notes 15 and 16.) To estimate the scheduled interest payments related to Series A Notes, we applied the future expected interest rates that were used for calculating the fair value of our interest rate swap at the balance sheet date. To estimate the scheduled interest payments related to our other long-term debt obligations we used the LIBOR (plus a fixed spread) interest rates that were effective at the balance sheet date. The majority of our long-term debt obligations are scheduled to be repaid within a period of two - three years.

**	For further description of the Purchase Obligations see above “Long-Term Arrangements and Commitments – Purchase Commitments” and see Item 18. Financial Statements – Notes 20(D) and 20(H).

***
The obligation amount does not include an amount of $408 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2(R) and 17. The obligation amount also does not include an amount of $63 million of tax reserve related to uncertain tax positions. See Item 18. Financial Statements – Note 18.

****	See below “Off-Balance Sheet Transactions.”

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

Should we be unable to meet such obligations we may be subject to contractual penalties, our guarantees may be drawn upon and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. (See Item 3. Risk Factors – General Risks Related to Our Business and Market.)

At December 31, 2013, we had outstanding buy-back obligations totaling approximately $1.0 billion that extend through 2023.

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

The non-GAAP financial data below includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management’s judgment, are items that are considered to be outside the review of core operating results. In our non-GAAP presentation, we made certain adjustments as indicated in the table below.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Years Ended December 31,
	2013	2012	2011

GAAP gross profit	824.8	815.9	732.0
Adjustments:
Amortization of intangible assets	22.2	24.2	30.9
Cessation of program(1)	—	—	72.8
Impairment of long-lived assets	0.9	—	—
Non-GAAP gross profit	847.9	840.1	835.7
Percent of revenues	29.0%	29.1%	29.7%

GAAP operating income	239.4	203.1	115.7
Adjustments:
Amortization of intangible assets	45.9	49.3	57.3
Cessation of program(1)	—	—	72.8
Legal settlement	(7.6)	—	—
Impairment of long-lived assets(2)	0.9	—	—
Non-GAAP operating income	278.6	252.4	245.8
Percent of revenues	9.5%	8.7%	8.7%

GAAP net income attributable to Elbit Systems’ shareholders	183.4	167.9	90.3
Adjustments:
Amortization of intangible assets	45.9	49.3	57.3
Cessation of program(1)	—	—	72.8
Impairment of long-lived assets(2)	0.9	—	—
Legal settlement	(7.6)	—	0.5
Gain from changes in holdings(3)	(0.9)	(2.3)	—
Adjustment of loss (gain) from discontinued operations, net	(0.8)	0.4	9.4
Related tax benefits	(10.1)	(8.9)	(23.7)
Non-GAAP net income attributable to Elbit Systems’ shareholders	210.8	206.4	206.6
Percent of revenues	7.2%	7.1%	7.3%
Non-GAAP diluted net EPS	5.0	4.9	4.8

(1)	Adjustment of expenses related to cessation of a program, which resulted in write-off of inventories and other related costs.

(2)	Impairment of investments in 2013 was due to impairment in intangible assets.

(3)	Adjustment of gain from changes in holdings includes the income from the sale of investments in affiliated companies of $2.3 million in 2012 and a sale of activities of $0.9 million in 2013.

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors (Board)

Our directors as of February 28, 2014 are as follows:

Name	Age	Director Since
Michael Federmann (Chairman)	70	2000
Moshe Arad	79	2005
Avraham Asheri	76	2000
Rina Baum	68	2001
David Federmann	39	2007
Yehoshua Gleitman (External Director)	64	2010
Yigal Ne'eman	72	2004
Dov Ninveh	66	2000	*
Dalia Rabin (External Director)	63	2010

* Resigned in April 2013 and re-elected in November 2013.

The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2014. The term of office for Yehoshua Gleitman as an External Director expires in March 2016, and the term of office for Dalia Rabin as an External Director expires in November 2016.

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

Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served since 2001 as the managing partner of Platinum VC, a venture capital firm. He currently serves as chairman of the board of directors of Capital Point Ltd. and is a director of Teuza – A Fairchild Technology Venture Ltd. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chairman of the U.S.-Israel Industrial R&D Foundation, joint chairman of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s (Elop) marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel, is chairman of the executive board of Holon Institute of Technology and of the Association for the Establishment of the Yitzhak Rabin Center. Dr. Gleitman holds bachelors of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as chair of the Audit Committee and of the Financial Statements Review Committee and as a member of the Corporate Governance and Nominating Committee and the Compensation Committee of the Board. He is considered by the Board to have financial and accounting expertise under the Companies Law.

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

Dov Ninveh. Dov Ninveh has served as chief financial officer and a manager in FEL since 1994 and as general manager of Heris Aktiengesellschaft since 2012. He serves as a director of Dan Hotels and Etanit Ltd. and as a member of the board of Freiberger. Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor of science degree in economics and management from the Israel Institute of Technology (the Technion).

Dalia Rabin (External Director). Dalia Rabin has served since 2002 as the chairperson of the Yitzhak Rabin Center, a national institute dedicated to ensuring that former Prime Minister and Minister of Defense Yitzhak Rabin’s legacy continues to impact Israeli society through experiential educational programming, a national archive and a museum. She currently serves as a member of the board of directors of ACUM - Authors Composers and Music Publishers Society and of Peilim Investment Portfolio Management Company Ltd. Mrs. Rabin was a member of the Israeli government from 1999 until 2002. She was elected to the Knesset as a member of the Center Party in 1999 and served as chairperson of the Ethics Committee. She also served on the Constitution, Law and Justice Committee, the Committee for the Advancement of the Status of Women, the State Control Committee and the Committee for the Advancement of the Status of the Child. In 2001, Mrs. Rabin was appointed Deputy Minister of Defense. She resigned in 2002 to head the Rabin Center. Prior to her election to the Knesset, Mrs. Rabin served as the legal advisor of the professional associations of the General Federation of Labor (the Histadrut). She also served for 14 years in the Tel-Aviv District Attorney’s Office in the Civil Division, specializing in labor law. Mrs. Rabin holds an L.L.B. degree from Tel-Aviv University. Mrs. Rabin serves as chair of the Compensation Committee and as a member of the Audit

Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee of the Board.

Executive Officers

Our executive officers (the President and CEO and the management officials reporting to the President and CEO) as of February 28, 2014 are as follows:

Name	Age	Position
Bezhalel Machlis	50	President and Chief Executive Officer
Elad Aharonson	40	Executive Vice President and General Manager – UAS Division
Jonathan Ariel	57	Executive Vice President and Chief Legal Officer
David Block Temin	58	Executive Vice President, Chief Compliance Officer and Senior Counsel
Adi Dar	42	Executive Vice President and General Manager – Intelligence and Electro-optics - Elop Division
Itzhak Dvir	66	Executive Vice President and Chief Operating Officer
Jacob Gadot	66	Executive Vice President – International Marketing and Business Development
Joseph Gaspar	65	Executive Vice President and Chief Financial Officer
Zeev Gofer	61	Executive Vice President – Strategic and Business Development - North America
Dalia Gonen	62	Executive Vice President – Human Resources
Edgar Maimon	58	Executive Vice President and General Manager – EW and SIGINT Elisra Division
Ilan Pacholder	59	Executive Vice President – Mergers and Acquisitions, Offset and Financing
Gideon Sheffer	65	Executive Vice President – Strategic Planning and Business Development – Israel
Yoram Shmuely	53	Executive Vice President and General Manager – Aerospace Division
Udi Vered	56	Executive Vice President and General Manager – Land and C4I Division

Bezhalel Machlis. Bezhalel Machlis became the Company’s President and CEO in April 2013, after serving as President-designee from January to March 2013. From 2008 until 2012, he served as executive vice president and general manager – land and C4I division, after serving as corporate vice president and general manager – land systems and C4I since 2004. In 2003, he served as corporate vice president and general manager – ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president – battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and an MBA from Tel-Aviv University. He is a graduate of Harvard University Business School's Advanced Management Program.

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

Jonathan Ariel. Jonathan Ariel was appointed as Executive Vice President and Chief Legal Officer in 2012, after serving as senior vice president and general counsel since 2008. He joined Elbit Systems in 1996 and has held several positions within the legal department, including vice president and general counsel of Elop. Prior to joining Elbit Systems, Mr. Ariel served as a legal advisor both in-house and in private law firms in Israel and the U.S. Mr. Ariel holds an L.L.B degree in law from Tel-Aviv University and is admitted to the Israeli Bar.

David Block Temin. David Block Temin has served as Executive Vice President, Chief Compliance Officer and Senior Counsel since 2012, after serving as executive vice president, chief legal officer and chief compliance officer since 2008. Prior to that he served as corporate vice president and general counsel since 2000 and as general counsel since 1996. From 1987 to 1996, he was a legal advisor to Elbit Ltd. Prior to that, Mr. Block Temin was an attorney with law firms in New York City. Mr. Block Temin received a juris doctor degree as well as a master of arts degree in international relations from Stanford University and holds a bachelor of arts degree in political science from the University of Maryland. He is admitted to the Israeli and New York bars.

Adi Dar. Adi Dar was appointed as Executive Vice President and General Manager – Electro-optics - Elop Division in 2009, which was renamed Intelligence and Electro-optics - Elop Division in December 2013 and integrates Elbit Systems intelligence and cyber activities. From 2006 until his current appointment, he served as Elop’s vice president for business development. Prior to that he served in a number of management positions in Elbit Systems, which he joined in 2002. From 1999 until 2002, he was vice president for business development and marketing at Elron Telesoft Ltd. Mr. Dar holds a bachelors degree in industrial engineering from the Technion and an MBA from Tel-Aviv University.

Itzhak Dvir. Itzhak Dvir was appointed as an Executive Vice President in 2008 and has served as Chief Operating Officer since 2004. During 2010, he also served as general manager (acting) of the UAS Division. He was appointed as a corporate vice president in 2000. Mr. Dvir served as general manager – UAV, tactical and security systems from 2003 until 2004. From 2000 through 2002, he was general manager – C4I and battlefield systems. From 1996 until 2000, he was vice president and division manager – UAV and C3 division. Mr. Dvir joined Elbit Ltd. in 1989 and held various management positions, including vice president – UAV division, vice president – advance battlefield systems division and marketing director – battlefield systems division. Prior to that he served as a career officer in the IAF, retiring with the rank of colonel. Mr. Dvir holds a bachelor of science degree in aeronautical engineering from the Technion and a master of science degree in aeronautical engineering from the U.S. Air Force Institute of Technology at Wright Patterson Air Force Base.

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

Gideon Sheffer. Gideon Sheffer was appointed as Executive Vice President – Strategic Planning and Business Development – Israel in 2009. From 2008 until his current position he served as executive vice president – strategic planning, after serving as corporate vice president – strategic planning since 2001. Prior to that he served as acting head of Israel’s National Security Council and as national security advisor to former Prime Minister Ehud Barak. In 1998, he completed 32 years of service in the IDF, retiring with the rank of major general. From 1995 to 1998, he served on the general staff as head of the IDF’s human resources branch. Before that, he served as deputy commander of the IAF. Mr. Sheffer held a number of command positions in the IAF after serving as a fighter aircraft and helicopter pilot. Mr. Sheffer holds a bachelor’s degree in Israel studies from Bar Ilan University and is a graduate of the Harvard University Business School’s Advanced Management Program.

Yoram Shmuely. Yoram Shmuely was appointed as Executive Vice President and General Manager – Aerospace Division in April 2013, after serving as executive vice president and co-general manager of the aerospace division since 2008. Mr. Shmuely served as corporate vice president and co-general manager – airborne and helmet systems since 2003. He served as corporate vice president and general manager – helmet mounted systems from 2000 until 2003. From 1998 until 2000, he was vice president – helmet mounted systems division. From its founding in 1996 until 1998, he served as president of VSI. Mr. Shmuely joined Elbit Ltd. in 1990 and served as director of Elbit Ltd.’s helmet mounted display business. He served as a fighter aircraft pilot in the IAF. Mr. Shmuely holds a bachelor of science degree in electronic engineering from the Technion.

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

Compensation of Directors and Executive Officers

Compensation Policy

Pursuant to a recent amendment to the Companies Law (the Amendment), a public company such as Elbit Systems is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as defined in the Companies Law) (generally Elbit Systems' directors and executive officers), including compensation, equity-based awards, releases from liability, indemnification and insurance, severance and all other employment benefits (Employment Terms). In accordance with the Amendment, on January 7, 2014 our shareholders, following a favorable recommendation of the Compensation Committee of the Board and the approval of the Board as a whole, approved a compensation policy for the Company's executive officers and directors (the Compensation Policy). The Compensation Policy applies to any agreement in connection with Employment Terms entered into by the Company with an Office Holder following approval of the Compensation Policy by the Company's shareholders. The Compensation Policy will continue to be in effect until the earlier of its modification or expiration date, as the case may be, in accordance with the requirements of the Amendment.

The Compensation Policy is a reflection of the long-time practices and strategy of the Company and is intended to align with the Company's strategy to attract, motivate and retain highly experienced personnel who will provide leadership for the Company's success and act in the best interest of the Company and its stakeholders while supporting a performance culture that is based on merit, differentiates and rewards excellent performance, while recognizing the Company's core values

Pursuant to the Amendment, an arrangement in connection with Employment Terms between Elbit Systems and an Office Holder (other than the Company's CEO and directors), which is consistent with the Compensation Policy requires the approval of both the Compensation Committee and the Board as a whole. Arrangements in connection with Employment Terms between Elbit Systems and its CEO or a director, as well as an arrangement in connection with Employment Terms with any Office Holder, which is not consistent with the Compensation Policy, requires in addition to the approval of the Compensation Committee and of the Board as a whole, also the approval of the majority of Elbit Systems' shareholders. With respect to such arrangement with Elbit Systems' CEO or in connection with such arrangement with an Office Holder of Elbit Systems that is not consistent with the Compensation Policy, the above-mentioned majority (i) must include a shareholder majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest (as defined in the Companies' Law) in the approval of the relevant arrangement and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy does not represent more than 2% of the total voting rights in Elbit Systems.

Under certain circumstances described in the Amendment, if the Employment Terms of an Office Holder who is not a director is not approved by Elbit Systems' shareholders with the applicable required majority as mentioned above, the Compensation Committee and the Board may nonetheless approve such arrangement.

In addition, pursuant to the Amendment, changes determined by the Compensation Committee not to be material to the existing Employment Terms of an Office Holder who is not a director, requires only the approval of the Compensation Committee.

For further information see below "Board Practices - Compensation Committee", Item 10 - Additional Information - General Provisions of Israeli Law and Related Provisions of Articles of Association - Office Holders; and Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders.

Aggregate Compensation of Directors and Executive Officers

The following table sets forth the aggregate compensation paid to all of our directors and executive officers as a group for the fiscal year ended December 31, 2013:

	Salaries, Directors’ Fees Commissions and Bonuses	Pension, Retirement and Similar Benefits
(U.S. dollars in thousands)
All directors (consisting of 9 persons)	$ 315*	$ ----
All executive officers (consisting of 20 persons)	$14,310**	$8,859***

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

As a result, External Directors and other such “independent” directors are and will be entitled, so long as the above-mentioned resolution adopted in 2008 is in effect, to an annual fee of NIS 116,966 (equal to approximately $32,490) and a per meeting fee of NIS 2,573 (equal to approximately $714), which reflect the fees levels previously approved at the 2008 Shareholders’ Extraordinary General Meeting and linked to the Israeli consumer price index. The other directors are paid the following compensation: an annual fee of NIS 58,292 (equal to approximately $16,192) and a per meeting fee of NIS 2,199 (equal to approximately $611), which reflect the fees levels previously approved at the 2004 annual general shareholders meeting and linked to the Israeli consumer price index. Compensation payments to directors are made either directly to the director or to his or her employing company.

In compliance with the Companies Law, our Audit Committee and the Board approved, in meetings held in 2011 in accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, payment of director’s compensation to Michael Federmann and to David Federmann in amounts equal to the compensation paid by the Company to other directors of the Company who are not “independent” directors, as specified above.

**
We recorded an amount of approximately $0.4 million in 2013 as compensation costs related to stock options granted to our executive officers under our 2007 Employee Stock Option Plan. No options were granted to executive officers under the Plan in 2012 or 2013. (See below “Share Ownership – Elbit Systems’ Stock Option Plans” and Item 18. Financial Statements - Notes 21(B), (C) and (D).)

In August 2012 our Board approved a “Phantom” Option Retention Plan for Senior Officers (the Phantom Plan). The purpose of the Phantom Plan is to provide an incentive to retain applicable senior officers of Elbit Systems and certain of our subsidiaries by strengthening the alignment of the Phantom Plan recipients’ financial interests with those of the Company and our shareholders. See Item 18. Financial Statements – Note 21(I). We recorded amounts of approximately $0.3 million and $5.1 million in 2012 and 2013, respectively, as compensation costs related to the tranches of phantom options granted to our executive officers under the Phantom Plan.

***    During 2013 several of our executive officers retired, including the former President and CEO.

Board Practices

Appointment of Directors

Other than the External Directors, our directors are elected by the shareholders at the annual general shareholders meeting. They hold office until the next annual general shareholders meeting, which is held at least once every calendar year but not more than 15 months after the previous general shareholders meeting. Between annual general shareholders meetings our Board may appoint new directors to fill vacancies. The External Directors are elected at a general shareholders meeting as described under “External Directors” below. Our Articles of Association authorize a maximum of 17 and a minimum of five directors.

The Companies Law requires the board of directors of a public company, after considering the company’s type and size and the scope and complexity of its activities, to determine the minimum number of directors on the board having “financial and accounting expertise” as defined in the Companies Law. Our Board has adopted a policy pursuant to which it will include a minimum of two directors having financial and accounting expertise as defined under the Companies Law. Currently our Board has three directors who are considered by the Board to have financial and accounting expertise: Dr. Gleitman, Mr. Asheri and Mr. Ne’eman. In addition, the Companies Law provides that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the election of a director is to be considered, will not be held unless the nominee has declared to the company that he or she complies with the above-mentioned requirements, and the details of his or her applicable qualifications are provided, and in case such nominee is an "Independent Director" as defined in the Companies Law, that such nominee has also declared that he or she complies with the independence criteria under the Companies Law. Each of our elected directors has declared to our Board that he or she complies with the required qualifications under the Companies Law for appointment as a member of our Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our Board. In addition, our Independent Director also has declared that he complies with the criteria of an Independent Director under the Companies Law.

The current External Directors on our Board were each appointed at a general meeting of shareholders, for a three-year term, with their terms expiring as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in November 2013. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

Nasdaq’s director independence and related rules applicable to boards of directors apply to Elbit Systems. Under these rules, our Board is required to meet the Nasdaq director independence criteria. Also applicable are certain other rules regarding independent directors serving on a director nomination committee and the manner for approving the compensation to Elbit Systems’ CEO. Directors on our Board are recommended for appointment or election by the Board’s Corporate Governance and Nominating Committee. (See below “Corporate Governance and Nominating Committee.”)

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

(1) the applicable company;

(2) the controlling shareholder of the applicable company or any of his or her relatives on the date of appointment; or

(3) any entity controlled, on the date of such appointment or at any time within the preceding two years, by the applicable company or by the controlling shareholder of the applicable company;

(B)	if and so long as:

(1)
no conflict of interest exists or may exist between his or her responsibilities as a member of the board of directors of the respective company and his or her other positions or business activities; or

(2)	such position or business activities does not impair his or her ability to serve as a director; and

(C)	if and so long as:

(1)
that person and each of that person’s relatives, partners and employers, or any person to whom he or she is subordinated directly or indirectly or any entity controlled by that person has no business or professional relationships with any of the persons or entities mentioned in (A) above, even if such relationship is not on a regular basis other than a negligible relationship; and

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

According to the Companies Law and our Articles of Association, our External Directors serve for a three-year term following which they may stand for re-election for one additional term, or up to two additional terms of three years each. Re-election of an External Director for each additional period beyond the first period requires that he or she: (i) is recommended for re-election by one or more shareholders holding at least 1% of all voting rights of the relevant company; or (ii) is recommended for re-election by the board of directors of the relevant company, and, in each case the nomination is approved by the general meeting of shareholders of the relevant company with the applicable majority requirements as provided by the Companies Law.

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

Our Articles of Association allow the External Directors of the Company to be elected to more than three terms of service. According to our Articles of Association, any committee of the Board must include at least one External Director, and according to the Companies Law, all External Directors must be members of the Audit Committee and the Compensation Committee.

Yehoshua Gleitman and Dalia Rabin currently serve as our Board’s External Directors. Dr. Gleitman’s term of office ends in March 2016, and the term of office of Dalia Rabin ends in November 2016. Yehoshua Gleitman was determined by the Board to have “financial and accounting expertise” under Israeli law, and Dalia Rabin was determined by the Board to have the applicable “professional competence” to serve as an External Director.

Audit Committee. Yehoshua Gleitman (Chair), Moshe Arad, Avraham Asheri, Yigal Ne’eman and Dalia Rabin are members of the Audit Committee.

In accordance with the Companies Law, an audit committee must consist of at least three directors qualified to serve as members of an audit committee under the Companies Law including all External Directors. The chair of the audit committee must be an External Director, and the majority of the members must qualify as being “Independent Directors” in accordance with the criteria of the Companies Law. In accordance with the applicable Nasdaq rules and those of the SEC, Elbit Systems Audit Committee must be comprised solely of independent directors, as defined by said rules.

The Audit Committee operates in accordance with an Audit Committee Charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. All of the members of the Audit Committee meet the applicable requirements of the Companies Law and have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. The Audit Committee meets from time to time in executive sessions and also conducts annual assessments of the sufficiency of its Charter and of the Committee’s compliance with its obligations. (See Item 16A. Audit Committee – Financial Expert and Item 16D. Exemptions from Listing Standards for Audit Committees.)

Financial Statements Review Committee. Yehoshua Gleitman (Chair), Moshe Arad, Avraham Asheri, Yigal Ne’eman and Dalia Rabin are members of the Board’s Financial Statements Review Committee. Pursuant to the Israeli Companies Regulations the financial reports of a public company such as Elbit Systems may be brought for discussion and approval of the board only after such committee has discussed and formulated recommendations to the board in connection with: (1) the valuations and estimates used in connection with the financial statements; (2) the internal controls related to financial reporting; (3) the completeness and appropriateness of disclosure in the financial statements; (4) the accounting policy adopted and accounting treatment applied in the material matters of the company; and (5) valuations, including the assumptions and estimates underlying them, on which data in the financial statements is provided. The chairperson of the committee must be an External Director, and the majority of its members must be directors who meet certain independence requirements of the Companies Law, and, among other criteria, must be able to read and understand financial statements, with at least one of the members having “financial and accounting expertise” (as defined above). Yehoshua Gleitman, Avraham Asheri and Yigal Ne’eman have been determined by the Board to have “financial and accounting expertise”.

Compensation Committee

Dalia Rabin (Chair), Avraham Asheri and Yehoshua Gleitman are members of the Board’s Compensation Committee. Pursuant to the Amendment (see above "Compensation to Directors and Executive Officers - Compensation Policy"), the compensation committee of a public company, such as Elbit Systems, is required to consist of at least three members and all of the external directors must be members of the committee (one of which to be appointed as the chairperson) and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the Amendment and also have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

In addition to its other roles, under the Amendment the compensation committee of a public company such as Elbit Systems is required:

(1)
to recommend to the board of directors the compensation policy for the company's Office Holders to be adopted by the company and to recommend to the board of directors, once every three years, regarding any extension or modifications of the current compensation policy that had been approved for a period of more than three years;

(2)	from time to time to recommend to the board of directors any updates required to the compensation policy and examine the implementation thereof;

(3)	to determine, with respect to the company's Office Holders, whether to approve their Employment Terms; and

(4)
in certain situations described in the Amendment, to determine whether to exempt the approval of Employment Terms of a candidate for the position of CEO of the company from the requirement to obtain shareholder approval.

According to the Amendment, Employment Terms of a public company’s Office Holders must be approved also by the board as a whole and, with respect to Employment Terms of the CEO or a director, also by the company's shareholders in accordance with the majority requirements of the Companies Law. (For further information see above "Compensation of Directors and Executive and Executive Officers - Compensation Policy"; Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Office Holders; and Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders).

Corporate Governance and Nominating Committee. Avraham Asheri (Chair), Yehoshua Gleitman, Yigal Ne’eman and Dalia Rabin are members of the Board’s Corporate Governance and Nominating Committee. This Committee operates in accordance with a Corporate Governance and Nominating Committee Charter that specifies its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The role of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its responsibilities with respect to the qualification of candidates to become Board members and to monitor compliance with corporate governance requirements applicable to Board members. All of the members of the Corporate Governance and Nominating Committee have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. A nominee to our Board must have such experience in business or financial matters as would make such nominee an asset to the Board. In recommending director candidates, our Corporate Governance and Nominating Committee takes into consideration such factors as it deems appropriate based on our current needs. These factors may include: professional and personal ethics and integrity; business, professional and industry knowledge, sophistication and contacts; the ability to make informed and independent judgments on a wide range of issues; relevant skills and experience demonstrated through business, professional, charitable or civic affairs; and the candidate’s ability to devote the required time and effort to serve on our Board. (See Item 16.G. Corporate Governance.)

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

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2013, 2012 and 2011 were as follows:

	Total Employees	U.S. Employees

2013	11,674	1,620
2012	12,134	1,772
2011	12,545	1,980

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our wholly-owned subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 2,300 employees in Israel are covered by such agreements that extend for various periods up to 2017. Approximately 245 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods through November 2014.

Share Ownership

Elbit Systems’ Stock Option Plans

2007 Employee Stock Option Plan. In 2007, our shareholders approved the 2007 Option Plan (the Plan). The purpose of the Plan is to provide an incentive to applicable employees of Elbit Systems and certain of our subsidiaries, who are expected to contribute to the Company’s future growth and success and to strengthen the alignment of the option recipients’ interests with those of the Company and our shareholders. Approximately 200 employees were granted options under the Plan. Most of the options granted under the Plan have been exercised or expired. For details regarding the Plan, see Item 18. Financial Statements – Notes 21(B), (C) and (D). For the full text of the Plan as amended, see exhibit 4.3 – Amended 2007 Stock Option Plan to the post effective amendment to our registration statement on Form S-8.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

We had, as of February 28, 2014, 42,622,322 ordinary shares outstanding(1) . The following table sets forth specific information as of February 28, 2014, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our executive officers and directors as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,580,342		45.94%
Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	9.00%
Psagot Investment House Ltd., as a group(4) 14 Ahad Ha'am Street Tel-Aviv, Israel	2,131,721	(5)	5.01%
All executive officers and directors as a group (24 persons)	42,021	(6)	0.10%

(1)	The total number of ordinary shares excludes 1,408,921 ordinary shares held by us as treasury shares.

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

As of February 28, 2014, 4,655,448 ordinary shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in 2004 of our ordinary shares from Elron Electronics Industries Ltd. as well as to guarantee an increase of the loan provided to FEL according to an 2007 amendment to the loan agreement. In addition, 2,175,000 ordinary shares held by FEL were pledged in favor of Bank Hapoalim BM, in connection with FEL’s purchase in 2006 from Koor Industries Ltd. of 2,350,000 of our ordinary shares.

(3)	The amount of ordinary shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	The group includes Psagot Investment House Ltd. as well as certain of its wholly-owned subsidiaries, primarily mutual and investment funds.

(5)	Based on a report on Form 13G filed with the SEC by Psagot Investment House Ltd. on February 18, 2014.

(6)
This amount does not include: (i) any ordinary shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above; and (ii) 5,898 ordinary shares underlying options that are currently exercisable or that will become exercisable within 60 days of February 28, 2014. A portion of the underlying options are “phantom options” or “cashless” options that have been calculated based on our February 28, 2014 closing share price on the TASE of $57.23.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

Our controlling shareholders have the same rights as other holders of our ordinary shares. (See also Item 10. Additional Information – Provisions Relating to Major Shareholders. With respect to the Company’s repurchase of our ordinary shares see Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.)

The only changes in shareholdings by our controlling shareholders in the last three years were those relating to FEL as follows:

	February 28, 2014		February 28, 2013		February 29, 2012		February 28, 2011
	Shares Owned	Shares Owned	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned
FEL	19,580,342	45.94%	19,580,342[1]	46.72%	19,503,380[2]	45.97%	19,457,566[3]	45.50%

(1)	Reflects incidental purchases by FEL of shares in open market transactions during March 2012 – February 2013.

(2)	Reflects incidental purchases by FEL of shares in open market transactions during May 2011 – February 2012.

(3)	Reflects incidental purchases by FEL of shares in open market transactions during May 2010 – February 2011.

As of February 28, 2014, approximately 7.96% of our outstanding ordinary shares were held in the United States by approximately 140 shareholders of record registered on the books of our transfer agent.

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

Transactions with Office Holders. See below – Item 10. Additional Information –  General Provisions of Israeli Law and Related Provisions of Articles of Association - Office Holders and - Approval of Certain Transactions - Approval of Transactions and - Approval of Employment Terms of Office Holders. For information on the grant of options in Elbit Systems’ shares to officers and directors, see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans.

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Export sales constitute a significant portion of our sales. In 2013, export sales were approximately $2.2 billion, constituting approximately 76% of our total sales. (For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2013 Compared to 2012 – Revenues.)

Legal Proceedings

Aminov. In November 2012, a claim in the amount of approximately $40 million regarding a commercial dispute was filed in the District Court of Tel-Aviv – Jaffa by Dr. Baruch Aminov against the Company, a European subsidiary of the Company and two of its officers. The Company believes that there is no merit to the allegations and responded accordingly to the court. During 2013, the plaintiff submitted a motion for exemption from payment of the required court fee. The motion was dismissed by the District Court, and plaintiff's appeal against the decision of the District Court was denied. Accordingly, the claim was dismissed due to plaintiff's non-payment of the court fee. The plaintiff submitted a motion to the Israeli Supreme Court for leave to appeal against the District Court's decision and to obtain an exemption from depositing a guarantee. The Supreme Court rejected plaintiff's motion for exemption to deposit a guarantee, and the motion for leave to appeal has not yet been considered.

IMOD – Program Cancellation. In November 2012, Elbit Systems and its subsidiary Elop filed a lawsuit against the Government of Israel, for damages and expenses caused in connection with the cancellation of export licenses for a project of a foreign customer. This followed the unsuccessful efforts to reach an appropriate compensatory settlement with the Government. The approximately $74 million lawsuit was filed with the District Court of the Central Region of Israel. Elbit Systems has been attempting on an ongoing basis to mitigate damages caused by the program cancellation through utilization on other programs of assets related to the canceled program. The parties have temporarily suspended the legal proceedings pending discussions. See Item 18. Financial Statements - Note 1(C).

Pinpoint. In 2009, a claim in the amount of approximately $10 million was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (Pinpoint) and four of its founders against our Israeli subsidiary, Elbit Systems Holdings (1997) Ltd., as well as against one of our officers. Pinpoint is a special purpose acquisition company that was in negotiations with us and other shareholders of our subsidiary Kinetics, regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that our decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. We believe there is no merit to the allegations made in the claim and have responded accordingly to the court. The claim is in the discovery stage, and Pinpoint has submitted various affidavits to which we are in the process of responding.

Credit Suisse. In 2009, Elbit Systems filed a claim in the U.S. District Court for the Southern District of Illinois against Credit Suisse Group (CSG). The complaint sought to recover approximately $16 million that Elbit Systems believed was fraudulently obtained by CSG and by its subsidiary Credit Suisse Securities (USA) from Tadiran Communications Ltd. (Tadiran Communications) in 2007 in connection with auction rate securities purchased by Tadiran Communications through CSG. In 2008, Tadiran Communication was merged into Elbit Systems, and Tadiran Communications’ activities are currently performed as part of Elbit Systems’ wholly-owned Israeli subsidiary, Elbit Systems Land and C4I Ltd. CSG filed a motion to dismiss the claim based on a release signed by Tadiran Communications in 2007. In 2009, the case was moved to the U.S. District Court for the Southern District of New York. In January 2013, the court ruled in Elbit Systems’ favor on a motion to dismiss filed by CSG. In May 2013, the parties entered into a settlement agreement pursuant to which the claim was dismissed, and CSG paid an undisclosed amount to Elbit Systems.

ImageSat

In 2010, a claim was filed in the Supreme Court of the State of New York, County of New York (New York State Court) by certain minority security holders of ImageSat International N.V. (ImageSat) against ImageSat, IAI, Elbit Systems and Elop claiming a breach of the Security Holders Agreement between various security holders of ImageSat, based on an alleged failure to appoint independent directors to the ImageSat board of directors.

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

In September 2013, IAI, Elbit Systems and Elop reached a settlement with certain security holders of ImageSat. As part of the settlement, the proceedings against Elbit Systems and Elop in New York and in Israel were dismissed with prejudice and without payment to any party.

In January 2012, a group of minority shareholders of ImageSat (the Petitioners), provided ImageSat with a letter of notice, according to which the Petitioners intended to file a petition before the Joint Court of Justice of Aruba, Curacao, Saint Maarten and of Bonaire, St. Eustatia, and Saba to make inquiry as to the policy and course of affairs at ImageSat and for other remedies authorized under the Civil Code of Curacao (the Letter of Notice). Although the Letter of Notice was directed at ImageSat, it contained various allegations against, among others, the Elbit Defendants (as described above in connection with the Israeli proceedings). The nature of the allegations was substantially similar to those previously made in the Israeli action as described above. In March 2013 the court denied the Petitioners’ request in the Letter of Notice. The period for filing an appeal has lapsed with no appeal having been filed, and the case is therefore closed.

There are no remaining outstanding legal proceedings against Elbit Systems or Elop on any of our officers or directors in respect of ImageSat.

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2011	$1.44 per share
2012	$1.20 per share
2013	$1.20 per share

Significant Changes

Other than those significant events described in this annual report, if any, there have not been any significant changes since December 31, 2013.

Item 9.    The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are listed on the TASE and are quoted on Nasdaq under the symbol “ESLT”.

The high and low sale prices for our ordinary shares for the five most recent fiscal years are:

	Nasdaq		TASE(1)
	High	Low	High	Low

2009	$70.50	$40.50	$69.78	$40.27
2010	$66.65	$46.80	$65.69	$46.70
2011	$56.75	$35.35	$55.36	$34.29
2012	$42.09	$29.59	$39.87	$29.02
2013	$61.08	$37.08	$61.20	$37.06

The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the next subsequent quarter are:

	Nasdaq		TASE(1)
	High	Low	High	Low
2012
First Quarter	$40.99	$34.37	$39.87	$34.14
Second Quarter	$37.83	$32.42	$35.07	$33.69
Third Quarter	$34.58	$29.59	$33.99	$29.02
Fourth Quarter	$40.20	$33.80	$37.26	$34.05

2013
First Quarter	$43.60	$37.08	$42.92	$37.06
Second Quarter	$47.47	$40.60	$45.70	$40.64
Third Quarter	$55.34	$42.46	$54.03	$42.05
Fourth Quarter	$61.08	$51.66	$61.20	$51.80

2014
First Quarter (through February 28, 2014)	$61.46	$54.95	$61.35	$55.61

The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE(1)
	High	Low	High	Low

September 2013	$55.34	$45.56	$54.03	$46.03
October 2013	$54.22	$51.66	$53.80	$51.80
November 2013	$55.36	$52.55	$55.18	$52.18
December 2013	$61.08	$55.36	$61.23	$55.24
January 2014	$61.46	$56.77	$61.35	$57.11
February 2014	$58.80	$54.95	$58.23	$55.61

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

The Companies Law and Restated Articles of Association. The Companies Law is the basic corporation law governing Israeli publicly and privately held companies. The Companies Law mandates specific provisions be included in an Israeli company’s articles of association, which are included in Elbit Systems' Restated Articles of Association (the Articles of Association).

Purpose. Elbit Systems’ purpose, as described in Article 3 of the Articles of Association, includes any objectives permitted by law.

Appointment and Removal of Directors. See Item 6. Directors, Senior Management and Employees – Board of Directors.

Internal Auditor. Publicly held Israeli companies are required to appoint an internal auditor. The main role of the internal auditor is to examine whether the company’s activities comply with the law, integrity and orderly business procedures. The internal auditor operates in accordance with an audit committee charter that provides the framework for the committee's functions, consistent with applicable Israeli and U.S. laws and regulations. (See Item 6. Directors, Senior Management and Employees – Board Practices – Audit Committee.)

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

Some members of our Board are also directors of FEL or companies controlled by FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. In addition, an issue or transaction with any of such companies also requires authorization in accordance with the requirements of the Companies Law. (See below - "Approval of Certain Transactions" and "Provisions Relating to Major Shareholders").

Arrangements in connection with the Employment Terms of Elbit Systems' Office Holders require special authorizations (see below "Approval of Certain Transactions - Approval of Employment Terms of Office Holders" and Item 6 - Directors, Senior Management and Employees - Compensation of Executive Officers and Directors - Compensation Policy .)

Other transactions with Office Holders and affiliates may also require authorization in accordance with the requirements of the Companies Law. (See below – Item 10. Additional Information – Approval of Certain Transactions. For information on the grant of options in Elbit Systems’ shares to executive officers and directors, see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans).

Approval of Certain Transactions

Approval Procedures. The Companies Law requires that certain transactions, actions and arrangements, mainly with related parties including Office Holders, be approved as provided for in the Companies Law and in a company’s articles of association and in many cases by the audit committee or the compensation committee and by the board of directors. Sometimes shareholder approval is also required.

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

Approval of Transactions

In accordance with the Companies Law the following approvals are required for approving a transaction with an Office Holder, other than arrangements in connection with Employment Terms (Other Transaction) or a transaction in which an Office Holder has a Personal Interest:.

(1)    of the board of directors - for an Other Transaction that the audit committee has determined is not an extraordinary transaction, unless the company's articles of association provide otherwise;

(2)    of both the audit committee and the board of directors;

(i)	for any Other Transaction with an Office Holder or for a transaction in which an Office Holder has a Personal Interest that the audit committee determines to be an extraordinary transaction;

(ii)	for material actions or arrangements that may otherwise be considered a breach of fiduciary duty of an Office Holder; or

(iii)
for extraordinary transactions of a public company with its controlling shareholder or with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, as well as an agreement of a public company with its controlling shareholder or his or her relatives, directly or indirectly, including through a company controlled by him or her, regarding the grant of services to the applicable company or regarding the terms of service and/or employment of the controlling shareholder or his or her relatives, as the case may be; or

(3)	of both the compensation committee and the board of directors, with respect to Employment Terms of the controlling shareholder or his or her relatives as Office Holders of the company.

Under a recent additional amendment to the Companies Law, the audit committee of a publicly held company such as Elbit Systems, is also required to determine whether to carry out competitive procedures or other procedures before any engagement in a transaction with a controlling shareholder or in which a controlling shareholder has a Personal Interest. The audit committee is also required to determine the approval procedures of non-extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a Personal Interest that are not negligible.

Except for certain exemptions specified under the Companies Law, matters referred to herein also require shareholder approval, including, where applicable, by a specified percentage of non-interested shareholders. In addition, the Companies Law requires re-approval every three years with respect to some of the matters referred to above. Re-approval when applicable is required by the audit committee or the compensation committee, as the case may be, the board of directors and, except for certain specific exemptions, also by the shareholders. (See also “Provisions Relating to Major Shareholders” below.)

Approval of Employment Terms of Office Holders

In accordance with the Amendment (see Item 6. Directors, Senior Managers and Employees - Compensation of Directors and Executive Officers - Compensation Policy), approval by both the compensation committee and the board of directors is required for all arrangements regarding Employment Terms of an Office Holder.

In addition, an arrangement in connection with the Employment Terms of the CEO or a director of a public company or an arrangement regarding Employment Terms of any other Office Holder, which are not consistent with the approved compensation policy of that public company, also require approval by the majority of the company's shareholders. However, with respect to approval of Employment Terms of the CEO or of a director who is a controlling shareholder, or Employment Terms with any Office Holder that are not consistent with the approved compensation policy, shareholder approval must be by a special majority vote, such that either:

(1)
such majority includes a majority of the total votes of shareholders who have no Personal Interest in the approval of the transaction and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

(2)	the total number of votes of shareholders mentioned above that are voted against the transaction does not represent more than 2% of the total voting rights in the company.

In accordance with the Amendment, the compensation committee may determine that an arrangement in connection with Employment Terms of a candidate to the position of the CEO of a public company is exempt from the approval by the shareholders of the company, provided that: (i) the candidate for the position of CEO is considered to be "independent" based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed reasons, that bringing the arrangement to the approval of the shareholders may compromise the entering into the arrangement; and (iii) the respective Employment Terms are consistent with the company's approved compensation policy.

In addition, pursuant to the Amendment, the compensation committee and the board of directors may approve Employment Terms of an Office Holders (other than CEO or directors) that are not in accordance with the company's approved compensation policy, even if the shareholders' do not approve such terms, provided that:

(1)	both the compensation committee and the board of directors re-discussed the relevant Employment Terms and decided to approve them despite the shareholders' objection, based on detailed reasons; and

(2)
the company is not a "Public Pyramid Held Company". For the purpose hereof, a "Public Pyramid Held Company" is a public company that is controlled by another public company (including by a company that only issued debentures to the public), which is also controlled by another public company (including a company that only issued debentures to the public) that has a controlling shareholder.

Changes of the terms of a current arrangement regarding Employment Terms of an Office Holder (other than a director), may require only the approval of the compensation committee, if the compensation committee has determined that such changes are not material.

For further information see above "General Provisions of Israeli Law and Related Provisions of Articles of Association - Office Holders" and Item 6. Directors, Senior Management and Employees - Compensation of Executive Officers and Directors - Compensation Policy.

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

The Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from a breach of the Office Holder’s duty of care to the company or to another person, provided that a relevant provision is included in the company’s articles of association. Insurance may also be obtained to cover liabilities from the breach of his or her fiduciary duty to the company, to the extent that the Office Holder acted in good faith and had reasonable cause to believe that the act would not prejudice the interests of the company. It may also cover monetary liabilities charged against an Office Holder while serving the company. In addition, the Israeli Securities Law – 1968 (Securities Law) permits that such insurance policy will cover a payment which an Office Holder is obligated to pay to an injured party as set forth in the relevant sections of the Securities Law as well as expenses incurred by an Office Holder in connection with certain proceedings that are specified in the Securities Law, including reasonable litigation expenses (including attorney's fees), provided that a relevant provision is included in the company's articles of association.

Under the Companies Law, a company may indemnify an Office Holder against any monetary liability incurred in his or her capacity as an Office Holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court. A company can also indemnify an Office Holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in a proceeding instituted against him or her by the company, on its behalf or by a third party, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent or in which an indictment was not brought against the Office Holder. In addition, a company may indemnify an Office Holder in respect of payments that the Office Holder is obligated to pay to an injured party as set forth in the relevant sections of the Securities Law, including reasonable litigation expenses (including attorney's fees). These indemnifications are subject to the inclusion of relevant provisions in the company’s articles of association.

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

(3)	a financial obligation imposed on him or her in favor of another person;

(4)	a payment that he or she is obligated to pay to an injured party as set forth in the relevant sections of the Securities Law;

(5)	expenses incurred by him or her in connection with certain administrative proceedings specified in the Securities Law, including reasonable litigation expenses (including attorney's' fees); or

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

(3)
reasonable litigation expenses (including attorney's fees), incurred by a director or officer as a result of an investigation or proceeding conducted against him or her by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure: (i) concludes without the filing of an indictment against the director or officer and without imposition of monetary payment in lieu of criminal proceedings; or (ii) concludes with imposing on the director or officer monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent or was incurred by the director or officer in connection with a monetary sanction imposed by the Companies Law or the Securities Law;

(4)
expenses incurred by a director or a officer in connection with certain administrative proceedings set forth in the Securities Law, including reasonable litigation expenses (including attorney's' fees);

(5)	reasonable litigation expenses (including attorney's fees), expended by the director or officer or imposed on him or her by the court for:

(i)    proceedings issued against him or her by or on Elbit Systems’ behalf or by a third party;

(ii)    criminal proceedings from which the director or officer was acquitted; or

(iii)	criminal proceedings in which he or she was convicted of an offense that does not require proof of criminal intent; or

(6)	any other liability or expense for which it is or may be permissible to indemnify a director or an officer.

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

In August 2009, a general meeting of Elbit Systems’ shareholders approved a framework resolution that allows Elbit Systems to purchase directors and officers (D&O) liability insurance that meets the framework resolution’s terms. The framework resolution covers a five-year period beginning in August 2009, or until the close of our shareholders’ annual general meeting to be held in 2014, whichever occurs later, and allows for an aggregate increase of insurance coverage of up to $70 million (from the then current level of $45 million) for any year covered by the policy. As of February 28, 2014, the D&O policy’s limit of liability was up to $70 million. The framework resolution also allows for an increase of up to a maximum aggregate of 125% of the then current annual premium ($391,400). As of February 28, 2014, the annual premium was $400,000. The Audit Committee and the Board must approve that any purchase of D&O insurance falls within the terms of the framework resolution.

In meetings held on November 12, 2013 and November 13, 2013, respectively, our Audit Committee and Board approved, in accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the inclusion of Michael Federmann and David Federmann (who may be considered direct or indirect controlling shareholders of the Company) in the D&O liability insurance policy to be purchased by the Company, subject to the above mentioned terms, for the Company’s other directors.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each of which 42,622,322 ordinary shares were issued and outstanding as of February 28, 2014. All issued and outstanding ordinary shares are fully paid and non-assessable.

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

In general, subject to the Companies Law, ordinary resolutions in a general meeting require approval of a majority of the votes cast at the general meeting, whether in person or by proxy. (For information as to the required majority for the approval of related party transactions, see “Provisions Relating to Major Shareholders” below.) For information as to the required majority for the approval of certain transactions with Office Holders of a public company, see "Approval of Certain Transactions – Approval of Transactions" and "Approval of Employment Terms" above. However, under our Articles of Association, some resolutions require a special majority of at least 67% of all votes properly cast at a general meeting, without taking into account abstentions.

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

Limitations on Non-Israeli Shareholders

No limitations exist or are imposed by Israeli law or our constituent documents with regard to the rights of non-Israeli shareholders or shareholders not resident in Israel to hold or exercise voting rights except for shareholders who are subjects of countries that are enemies of the State of Israel. (For a description of Israeli regulations relating to acquisitions of a controlling interest in Israeli "defense entities" see Item 4. Information on the Company – Governmental Regulation – Approval of Israeli Defense Acquisitions.)

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

Except for certain specified exemptions under the Companies Law, audit committee approval is required for extraordinary transactions, as defined by criteria established by the audit committee, with a controlling shareholder or in which a controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, and an engagement of a public company with a controlling shareholder or his or her relative, directly or indirectly, including through a company controlled by such person, regarding the grant of services to the applicable company (and regarding his or her Employment Terms if the controlling shareholder is an employee of the company but he or she is not an Office Holder). If the controlling shareholder is an Office Holder, his or her Employment Terms must be approved by the compensation committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority vote, provided that either:

•
such majority includes a majority of the total votes of shareholders who have no Personal Interest in the approval of the transaction and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

•	the total number of votes of shareholders mentioned above that are voted against the transaction does not represent more than 2% of the total voting rights in the company.

In addition, the Companies Law requires that, except for certain exemptions, Other Transactions as described above whose terms are for a period of more than three years must be re-approved in same manner for every three-year period.

Also, under the Companies Law, each shareholder has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in certain shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an Office Holder or any other power of the shareholder with respect to the company.

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

General Corporate Tax in Israel

Generally, Israeli companies were subject to corporate tax on taxable income and capital gains at the rate of 25% for the 2013 tax year. During 2013 the Law for Realignment of National Priorities (Amendments for Meeting the Budget Objectives for 2013 and 2014) - 2013 (the National Priorities Law) increased the corporate tax rate and capital gains tax to 26.5% starting in 2014. The corporate income tax rates for the 2012 and 2011 tax years were 25% and 24%, respectively.

Under the Israeli Tax Ordinance, 1961( the Ordinance) transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arm’s-length principle and reported and taxed accordingly.

A portion of our Israeli operations have been granted “Approved Enterprise”, “Privileged Enterprise” and “Preferred Enterprise” status, as described under “Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. We cannot assure you that Elbit Systems or our Israeli subsidiaries will continue to qualify for such benefits, or benefits under the Law for Encouragement of Industry in the future. We cannot assure you that we will continue to qualify as an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, or that the benefits described above will be available in the future.

Industry Encouragement. Under the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income (determined in Israeli currency) in a given tax year, with some exceptions, comes from “Industrial Enterprises” owned by that company. An Industrial Enterprise is defined as an enterprise whose primary activity in a particular tax year is industrial manufacturing activity. We believe Elbit Systems qualifies as an Industrial Company. The principal benefits of this status are amortization of the cost of know-how and patents over an eight-year period, under certain interpretations, deduction of expenses incurred in connection with a public issuance of securities over a three-year period, accelerated depreciation for certain assets and an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies. Eligibility for the benefits under this law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

In order to maintain the benefits under the Investment Law, a company must meet the criteria set forth in the applicable certificate of approval (for an Approved Enterprise) and certain requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product.

The benefits available to an Approved Enterprise and a Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled, and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Approved Enterprise and Privileged Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so in the future.

As of December 31, 2013, some of our Israeli subsidiaries had active Privileged Enterprise programs eligible for tax benefits. These programs will expire during the years 2015 to 2021.

In January 2011, the Knesset enacted a reform to the Investment Law, effective January 2011. According to the reform a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product. Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate is 10% in 2011 - 2012, 7% in 2013 - 2014 and 6% starting from 2015. In other regions the tax rate is 15% in 2011 - 2012, 12.5% in 2013 - 2014 and 12% starting from 2015. Following the enactment of the National Priorities Law, effective January 1, 2014, the reduced tax rate is 9% in the Development Area A region and 16% in other regions.

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status. Elbit Systems and several of our Israeli subsidiaries have elected the Preferred Enterprise status.

A distribution from income exempt under the Approved Enterprise programs benefits will subject the exempt income to corporate tax at the reduced corporate income tax rates pertaining to the Approved Enterprise programs. A distribution (including repurchase of shares) (See Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers - for more information regarding our repurchase of shares) from income exempt under the Privileged Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise programs upon distribution or complete liquidation. Distributed amounts will be subject to a 15% withholding tax, provided however, that income distributed from Preferred Enterprise programs starting from 2014 will be subject to a 20% withholding tax.

A distribution from a Preferred Enterprise out of the “Preferred Income” made through December 31, 2013, was subject to a 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates) and effective January 1, 2014, will be subject to a 20% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates). A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its Privileged Enterprise or Approved Enterprise status through June 30, 2015 may distribute “Approved Income” or “Privileged Income” subject to a 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under Privileged Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Privileged Enterprise’s exempt income.

Elbit Systems’ Board and our Israeli subsidiaries’ boards of directors have decided that their respective policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to these companies’ Approved Enterprises and Privileged Enterprises, as such retained earnings are essentially permanent in duration.

The 2005 amendment to the Investment Law treats the repurchase of shares out of Privileged Enterprise tax exempt income as a deemed-dividend. Through December 31, 2013, we repurchased 1,408,921 ordinary shares in a total amount of approximately $40 million. Our retained earnings attributed to taxable income are higher than the total shares repurchased and, therefore, should not trigger a deemed-dividend event. See Item 16.E and Item 18. Financial Statements - Note 21(G) for further information regarding our repurchase program.

In November 2012, the Knesset passed amendment 69 to the Investment Law (the Trapped Earnings Law) which provides a temporary, partial, relief from taxation on a distribution from exempt income for companies which elected the relief through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income (Elected Earnings) for a reduced tax rate ranging between 17.5% and 6%. While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a certain period of time. The applicable rate is based on a linear formula involving the portion of Elected Earnings to exempt income and the applicable tax rate prescribed in the Investment Law. A company electing to qualify its exempt income must undertake to make designated investments in productive fixed assets, research and development or wages of new employees (Designated Investment). The Designated Investment amount is defined by a formula which considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed by the Investment Law.

In addition to the reduced tax rate a distribution of Elected Earnings would be subject to a 15% withholding tax. The Trapped Earnings Law provides an exemption from the 15% withholding tax for a distribution to an Israeli resident company from companies which have elected the Privileged Enterprise status and waived their Approved Enterprise and privileged Enterprise Status through June 2015.

Elbit Systems and our Israeli subsidiaries have not made an election for the relief under the Trapped Earnings Law.

Capital Gains to a Shareholder

Capital gains to Israeli residents. Following the amendment in the Tax Burden Reform, starting January 1, 2012, the tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of our ordinary shares) is 25%, and 30% to an individual “principal” shareholder. In addition, the Tax Burden Reform also eliminates the differentiation between real gain earned prior and post January 1, 2003 for shares listed on a stock exchange prior to January 1, 2012. The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value), or the purchase price when the shares were bought after January 1, 2003 and the value of the shares at the date of sale. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

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

Capital Gains to a Holder of Series A Notes

Capital gains to Israeli residents. A capital gain for an individual derived from the sale of a debenture that is not linked to an index, such as our Series A Notes, will be taxable at a rate not to exceed 15% in case of a “non-principal” individual note holder, or 20% in the case of a “principal” individual note holder. Tax payers claiming a deduction of real interest expenses and linkage differences on debentures such as the Series A Notes will be taxed at a rate of 30% on their real capital gains. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

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

Generally, through 2013, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Privileged Enterprise or Preferred Enterprise (see above “Investment Law”) are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period (this limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law). Following the enactment of the National Priorities Law, effective January 1, 2014, dividends distributed from "Preferred Income" under Preferred Enterprise status are subject to a withholding tax rate of 20%. These rates are the final tax on dividends.

Income tax for non-residents of Israel. Non-residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). Following the Tax Burden Reform, effective January 1, 2012, the tax rate on dividend income to a "non-principal" non-resident of Israel shareholder is 25% and 30% to a "principal" shareholder (including a foreign company as opposed to an Israeli company). The paying company withholds at source income tax at the rate of 25% for a “non-principal” shareholder, or 30% for a "principal" shareholder. A company whose stock is traded on a stock exchange will withhold tax at the rate of 25% from dividend paid to a "principal" shareholder for shares registered and held by a registration company, unless a lower rate is applicable under a double taxation treaty. Accordingly, Elbit Systems withholds income tax at the source. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Privileged Enterprise or Preferred Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period (this limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law). Following the enactment of the National Priorities Law, effective January 1, 2014, dividends distributed from "Preferred Income" under a Preferred Enterprise status are subject to a withholding tax rate of 20% (unless a lower treaty rate applies). These rates are the final taxes in Israel on dividends for individual and corporate non-residents of Israel. Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income. This includes income from Israeli derived interest, dividends and royalties.

Taxation of Interest Income of Holders of Series A Notes

Income tax for Israeli residents. Israeli resident individuals are tax exempt on the linkage differences derived from the debenture principal, under certain conditions. An individual is taxable at a rate of 15% on interest or discount fees originating from debentures which are not linked to the index, whether in whole or in part, such as the Series A Notes. Following the amendment in the Tax Burden Reform, effective January 1, 2012, the tax rate on interest income or discount fees originating from fully index-linked debentures, including debentures linked to a foreign currency is 25% in case of a "non-principal" note holder. These tax rates will not apply if any of the following conditions are met: (1) the interest represents income from a “business” or is recorded in the individual’s books of account or is required to be so recorded; (2) the individual has claimed deduction of linkage differences and interest expenses on the debentures; (3) the individual is a “principal” individual note holder; or (4) the individual is employed by a corporation that paid the interest, is a supplier of goods or services to the corporation, or has other special relations with the corporation, unless the tax assessing officer is satisfied that the interest rate has been established in good faith and regardless of the existence of any such relations between the individual and the corporation. In these cases, the individual will be taxed at the marginal tax rate. The paying company will deduct tax at a rate of 15% on interest in respect of unlinked debentures, such as the Series A Notes, a rate of 25% in the case of linked debentures, and the maximum tax rate will apply in the case of an individual who is a "principal" individual note holder, an individual employed by the interest-paying-corporation, or a supplier of goods or services to the corporation. The tax rate applicable to interest income (including linkage differences) or discount fees of an Israeli resident corporation is the corporate tax rate. The paying company will deduct tax at the corporate tax rate.

Income tax for foreign residents. Commencing January 1, 2009, interest, discount fees or linkage differences paid to a foreign resident on debentures listed on the TASE and issued by an Israeli resident corporation, such as our Series A Notes, are typically exempt from Israeli tax, provided that the income is not produced by the foreign resident’s permanent establishment in Israel. The tax exemption will not apply in the following circumstances: (1) the foreign resident is a “principal” shareholder or note holder of the issuing company; (2) the foreign resident is a relative, as defined in the Ordinance, of the issuing company; (3) the foreign resident is an employee, a supplier of goods or services or has special relations with respect to the issuing company (unless it is demonstrated that the interest rate or discount fees have been determined in good faith and regardless of the existence of any special relations); or (4) a foreign resident company held by Israeli residents. If the tax exemption does not apply as above, the tax rate applicable to interest income received by foreign residents (individuals and corporations) originating from securities will be established in accordance with the provisions of the Ordinance, or in accordance with the provisions of the relevant treaty for the avoidance of double taxation signed between the State of Israel and the foreign resident’s country of residence. In such case, the paying company will withhold tax according to the rates prescribed in the Ordinance as above, and this rate may be reduced subject to the relevant treaty for the avoidance of double taxation. As indicated above, the Series A Notes are not registered under the Securities Act and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” under the Securities Act) without registration under the Securities Act or an exception from the registration requirements of the Securities Act.

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

A U.S. corporation would have a reduced withholding tax rate on dividends if it were to own 10% or more of Elbit Systems’ voting shares under specified conditions. The reduced withholding tax rate on the dividend would be 12.5%. The U.S. corporation must own at least 10% of the voting shares during a portion of Elbit Systems’ tax year in which the payment of the dividend occurs but prior to the payment date and during the entire prior tax year. The reduced rate is also subject to two other conditions. First, not more than 25% of Elbit Systems’ gross income for the prior tax year may consist of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries. Second, the dividend may not be derived from income during any period for which Elbit Systems is entitled to the reduced tax rate applicable to an Approved Enterprise / Privileged Enterprise. In this case the withholding tax rate would be 15%.

Under the terms of the tax treaty, Israel may tax capital gains realized by shareholders resident in the United States on a sale of ordinary shares of Elbit Systems if certain conditions exist, however, such right is subject to the following exemption. Since Elbit Systems’ ordinary shares are traded on the TASE and on Nasdaq, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes generally will be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation.

Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on ordinary shares generally will be eligible for credit against a U.S. shareholder’s U.S. federal income tax liability at such U.S. shareholder’s election. The U.S. Internal Revenue Code of 1986, as amended, (the Code) provides limitations on the amount of foreign tax credits that a U.S. shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such category of income. U.S. shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. shareholders elect to do so for all foreign income taxes. Dividends with respect to the ordinary shares will generally be classified as foreign source “passive income” for the purpose of computing a U.S. shareholder’s foreign tax credit limitations for U.S. foreign tax credit purposes. The rules relating to foreign tax credits are complex, and each U.S. holder of our ordinary shares should consult his or her tax advisor to determine whether and if he or she would be entitled to this credit.

This summary of Israeli taxation is based on existing treaties, laws, regulations and judicial and administrative interpretations thereof. There can be no assurance that any of these may not be amended or repealed, possibly with retroactive effect, or that a tax authority may take a contrary position. Also, this summary does not address the tax consequences that may be applicable to specific persons based on their individual circumstances. It also does not address any local or other foreign tax consequences. A shareholder or holder of Series A Notes should consult his or her own tax advisor as to the specific tax consequences of purchasing, holding or transferring shares or Series A Notes of Elbit Systems.

United States Federal Income Tax Considerations

General

The following is a summary of material U.S. federal income tax considerations regarding the acquisition, ownership and disposition of Elbit Systems’ ordinary shares by a “U.S. Shareholder”, which, for these purposes, means a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

(1)	a citizen or individual resident of the United States for U.S. federal income tax purposes;

(2)
a corporation (or an entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia);

(3)	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

(4)
a trust if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and (B) one or more U.S. persons have the authority to control all of the trust’s substantial decisions or if it has a valid election in place to be treated as a U.S. person.

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

Dividends

A U.S. Shareholder generally will be required to include in gross income, as ordinary income, the amount of any distributions paid on ordinary shares of Elbit Systems to the extent of Elbit Systems’ earnings and profits out of current or accumulated earnings and profits, including the amount of any Israeli taxes withheld in respect of such dividend. Dividends paid by Elbit Systems do not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations.

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

Passive Foreign Investment Company rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties - other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person - or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2013. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Shareholder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

The PFIC rules are complex. U.S. Shareholders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares.

Informational reporting and backup withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to informational reporting to the Internal Revenue Service (the IRS) and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who timely furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Shareholders generally will not be subject to U.S. informational reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

General

Market risks relating to our operations result primarily from changes in exchange rates and interest rates. We do not believe that we were exposed to any material market risk at December 31, 2013. We take various measures to compensate for the effects and fluctuation in both exchange rates and interest rates. We use financial instruments and derivatives in order to limit the exposure to risks deriving from changes in exchange rates and interest rates. The use of such instruments does not expose us to additional significant exchange rate or interest rate risks because the derivatives are covering expenses in the corresponding underlying assets, liabilities or forecasted transactions. No derivatives instruments are entered into for trading purposes.

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

As of December 31, 2013, the principal amount of our outstanding forward contracts was $301.7 million. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivatives instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2013.

The table below does not include information regarding the cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes.

	Maturity Date - Notional Amount
	2014	2015	2016	2017	2018 onwards	Total	Fair Value at December 31, 2013
	( US dollars in millions)
Sell US$ and buy:
EUR	53.2	5.4	1.0	0.2	0.3	60.1	1.5
GBP	22.4	—	—	—	—	22.4	1.1
NIS	20.4	—	—	—	—	20.4	1.0
Other currencies	28.8	1.8	0.8	0.2	0.5	32.1	—
Total	124.8	7.2	1.8	0.4	0.8	135.0	3.6

	Maturity Date - Notional Amount
	2014	2015	2016		2017	2018 onwards	Total	Fair Value at December 31, 2013
	( US dollars in millions)
Buy US$ and sell:
EUR	91.6	27.2	8.8	—	5.9	9.0	142.5	(2.6)
GBP	19.3	0.3	—	—	—	(0.1)	19.5	(0.5)
Other currencies	3.1	0.7	0.7	—	—	0.2	4.7	(0.1)
Total	114.0	28.2	9.5		5.9	9.1	166.7	(3.2)

At December 31, 2013, a 5% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in an decrease in our unrealized gains by $3.6 million, and a 5% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in an increase in our unrealized gains of $3.6 million. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2013, our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans and Series A Notes. Our deposits are mainly in U.S. dollars.

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

The remaining debt is mainly in loans in NIS at fixed interest rates, and loans in U.S. dollars at floating interest rates. In order to hedge the effect of the interest and exchange rate differences resulting from the NIS loans, we entered into a cross currency interest rate transaction. The majority of our borrowings (net of the effect of the cross currency interest rate swap transaction) are usually linked to the relevant LIBOR plus a spread of 1.35% - 3.28%, and therefore are exposed to changes in interest rates. Most of our loans will mature within the next two to three years.

Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. At December 31, 2013, a 10% change in the then current interest rates would not have had a material impact on our financial results.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2013, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.” Based on this assessment, management believes that, as of December 31, 2013, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Kost Forer Gabbay & Kasierer (Kost), an independent registered public accounting firm in Israel and a member of Ernst & Young Global (EY), as stated in their report included in Item 18. Financial Statements.

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

Item 16C.    Principal Accountant Fees and Services.

At the annual general shareholders meeting held in November 2013, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2013	2012
	(U.S. dollars in thousands)
Audit Fees	$2,851	$3,129
Tax Fees	$506	$415
Other Fees	$558	$355
Total	$3,915	$3,899

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

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2013 or fiscal year 2012.

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

Period	Total Number of Shares Purchased by the Company	Average Price Paid Per Share	Total Number of Shares Purchased as Part of the Plan	Maximum Number of Shares that May Yet Be Purchased Under the Plan
January 1 – January 31, 2012	64,901	$40.74	64,901	694,731
February 1 – February 29, 2012	131,631	$38.23	131,631	563,100
March 1 – March 31, 2012	63,100	$36.33	63.100	500,000
April 1 – April 30, 2012	—	$—	—	500,000
May 1 – May 31, 2012	—	$—	—	500,000
June 1 – June 30, 2012	94,722	$34.05	94,722	405,278
July 1 – July 31, 2012	130,135	$32.43	130,135	275,143
August 1 – August 31, 2012	227,057	$30.97	227,057	48,086
September 1 – September 30, 2012	48,086	$31.46	48,086	—

No shares were repurchased during 2013.

Item 16F.    Changes in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.    Corporate Governance.

We may rely on certain Israel “home country” corporate governance practices which may not afford stockholders the same protection afforded to shareholders of U.S. companies.

As a foreign private issuer, Nasdaq Marketplace Rule 5615(a)(3) allows us to follow Israeli corporate governance practices instead of certain Nasdaq Stock Market requirements. That rule requires that we provide Nasdaq with a letter from outside Israeli counsel stating that our corporate governance practices are not prohibited by Israeli law and disclose in our annual reports the Nasdaq requirements we do not follow and the equivalent Israeli requirement. In 2011, we notified Nasdaq of our intent to follow Israeli home country practice in connection with an amendment to our 2007 Stock Option Plan, which was approved by our board of directors as permitted by Israeli law without approval by our shareholders. See also “Item 3 – Key - Risk Factors - Risks Related to Our Israeli Operations.

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

(1)
Filed as an exhibit to Elbit Systems’ Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, which was filed with the SEC on April 5, 2001, and incorporated herein by reference.

(2)	Filed as an exhibit to Elbit Systems’ Report on Form 6-K for March 2008, which was filed by Elbit Systems with the SEC on March 26, 2008, and incorporated herein by reference.

(3)
Filed as exhibit 4.3 to Elbit Systems’ post-effective amendment No. 1 to registration statement on Form S-8 (File No. 333-139512), which was filed by Elbit Systems with the SEC on December 1, 2011, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2014

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2013

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2013
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2 - F - 3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 4 - F - 5

Consolidated Statements of Income	F - 6

Consolidated Statements of Comprehensive Income	F - 7

Statements of Changes in Equity	F - 8 - F - 10

Consolidated Statements of Cash Flows	F - 11 - F - 12

Notes to the Consolidated Financial Statements	F - 13 - F - 64

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the index at Item 19. These consolidated financial statements and schedule are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elbit Systems’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), and our report dated March 18, 2014, expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Tel Aviv, Israel
March 18, 2014

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems’ internal control over financial reporting based on our audit.

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

In our opinion, Elbit Systems maintained, in all material respects, effective internal control over financial reporting, as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, and our report dated March 18, 2014, expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Tel Aviv, Israel
March 18, 2014

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2013	2012

CURRENT ASSETS:
Cash and cash equivalents		$193,737	$199,241
Short-term bank deposits		20,549	15,444
Available-for-sale marketable securities	(9)	51,076	50,111
Trade and unbilled receivables, net	(3)	823,245	688,129
Other receivables and prepaid expenses	(4)	151,367	180,103
Inventories, net of customer advances	(5)	756,032	751,247
Total current assets		1,996,006	1,884,275

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	(6)	131,362	126,482
Long-term trade and unbilled receivables	(7)	242,576	229,687
Long-term bank deposits and other receivables	(8)	52,983	19,269
Deferred income taxes, net	(18F)	35,695	31,465
Severance pay fund	(2R)	323,388	302,680
		786,004	709,583

PROPERTY, PLANT AND EQUIPMENT, NET	(10)	481,408	501,286

GOODWILL	(11)	501,793	500,598

OTHER INTANGIBLE ASSETS, NET	(11)	167,957	214,963

		$3,933,168	$3,810,705

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2013	2012

CURRENT LIABILITIES:
Short-term bank credit and loans	(12)	$—	$181
Current maturities of long-term loans and Series A Notes		63,111	90,056
Trade payables		301,480	260,975
Other payables and accrued expenses	(13)	720,544	704,450
Customer advances in excess of costs incurred on contracts in progress	(14)	349,998	453,382
Total current liabilities		1,435,133	1,509,044

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(15)	224,209	173,745
Series A Notes, net of current maturities	(16)	377,812	408,610
Employee benefit liabilities	(2R)	407,855	407,661
Deferred income taxes and tax liabilities, net	(18F)	73,502	48,787
Customer advances in excess of costs incurred on contracts in progress	(14)	164,854	156,497
Other long-term liabilities		55,634	55,735
		1,303,866	1,251,035

COMMITMENTS AND CONTINGENT LIABILITIES	(20)

EQUITY:	(21)
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2013 and 2012; Issued 43,996,420 and 43,290,666 shares as of December 31, 2013 and 2012, respectively; Outstanding 42,587,499 and 41,881,745 shares as of December 31, 2013 and 2012, respectively		12,302	12,105
Additional paid-in capital		255,841	237,234
Treasury shares – 1,408,921 as of December 31, 2013 and 2012.		(40,428)	(40,428)
Accumulated other comprehensive loss		(25,219)	(33,544)
Retained earnings		974,516	841,748
Total Elbit Systems Ltd. equity		1,177,012	1,017,115
Non-controlling interests		17,157	33,511
		1,194,169	1,050,626

Total liabilities and equity		$3,933,168	$3,810,705

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2013	2012	2011
Revenues	(22)	$2,925,151	$2,888,607	$2,817,465
Cost of revenues		2,100,304	2,072,742	2,085,451
Gross profit		824,847	815,865	732,014
Operating expenses:
Research and development, net	(23)	220,482	233,387	241,092
Marketing and selling		235,466	241,911	235,909
General and administrative, net		129,507	137,517	139,349
Total operating expenses		585,455	612,815	616,350

Operating income		239,392	203,050	115,664
Financial expenses, net	(24)	(37,310)	(26,086)	(13,569)
Other income, net	(25)	937	78	1,909
Income before income taxes		203,019	177,042	104,004
Income taxes	(18D)	25,313	17,099	13,624
		177,706	159,943	90,380

Equity in net earnings of affiliated companies and partnerships	(6B)	13,032	11,160	15,377
Income from continuing operations		190,738	171,103	105,757
Income (loss) from discontinued operations and impairment, net	(1D)	681	(616)	(15,977)
Net income		$191,419	$170,487	$89,780
Less: net loss (income) attributable to non-controlling interests		(8,002)	(2,608)	508
Net income attributable to Elbit Systems Ltd.’s shareholders		$183,417	$167,879	$90,288

Earnings per share attributable to Elbit Systems Ltd.’s shareholders:	(21)
Basic net earnings per share:
Continuing operations		$4.34	$3.99	$2.33
Discontinued operations		0.01	(0.01)	(0.22)
Total		$4.35	$3.98	$2.11
Diluted net earnings per share:
Continuing operations		$4.33	$3.98	$2.31
Discontinued operations		0.01	(0.01)	(0.22)
Total		$4.34	$3.97	$2.09

Weighted average number of shares used in computation of basic earnings per share		42,139	42,190	42,764
Weighted average number of shares used in computation of diluted earnings per share		42,295	42,277	43,131
Amounts attributable to Elbit Systems Ltd.’s shareholders
Income from continuing operations, net of income taxes		$182,598	$168,245	$99,778
Discontinued operations, net of income taxes		819	(366)	(9,490)
Net income attributable to Elbit Systems Ltd.’s shareholders		$183,417	$167,879	$90,288

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars (In thousands)

	Year ended December 31,
	2013	2012	2011
Net income	$191,419	$170,487	$89,780
Other comprehensive income (loss), net of tax:
Foreign currency translation differences	6,646	1,972	(5,597)
Unrealized gains (losses) on derivative instruments, net of tax	(16,301)	24,885	(20,025)
Pension and post-retirement benefit plans, net of tax	16,921	(4,956)	(15,807)
Unrealized gains (losses) on available-for-sale marketable securities	1,059	781	3,663
	8,325	22,682	(37,766)
Total comprehensive income	199,744	193,169	52,014
Less: comprehensive (income) loss attributable to non-controlling interest	(8,546)	(4,128)	4
Comprehensive income attributable to Elbit Systems Ltd.'s shareholders	$191,198	$189,041	$52,018

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2011	42,693,340	$12,050	$281,594	$(18,460)	$695,830	$(4,321)	$38,758	$1,005,451

Exercise of options	154,816	43	3,790	—	—	—	—	3,833

Stock-based compensation	—	—	1,996	—	—	—	—	1,996

Tax benefit in respect of options exercised	—	—	169	—	—	—	—	169

Dividends paid	—	—	—	—	(61,633)	—	—	(61,633)

Purchase of treasury shares	(240,368)	—	—	—	—	(10,101)	—	(10,101)

Purchase of subsidiaries shares from non-controlling interest, net	—	—	(55,142)	—	—	—	(15,858)	(71,000)

Other comprehensive income, net of tax benefit of $10,400	—	—	—	(37,766)	—	—	504	(37,262)

Net income attributable to non-controlling interests	—	—	—	—	—		(508)	(508)

Net loss attributable to non-controlling interest from discontinued operation	—	—	—	—	—	—	6,487	6,487

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	90,288	—	—	90,288

Balance as of December 31, 2011	42,607,788	$12,093	$232,407	$(56,226)	$724,485	$(14,422)	$29,383	$927,720

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY (CONT.)
U.S. dollars (In thousands)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2012	42,607,788	$12,093	$232,407	$(56,226)	$724,485	$(14,422)	$29,383	$927,720

Exercise of options	33,589	12	1,340	—	—	—	—	1,352

Stock-based compensation	—	—	3,326	—	—	—	—	3,326

Tax benefit in respect of options exercised	—	—	161	—	—	—	—	161

Purchase of treasury shares	(759,632)	—	—	—	—	(26,006)	—	(26,006)

Dividends paid	—	—	—	—	(50,616)	—	—	(50,616)

Other comprehensive income, net of tax expense of $1,574	—	—	—	22,682	—	—	1,520	24,202

Net income attributable to non-controlling interests	—	—	—	—	—	—	2,608	2,608

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	167,879	—	—	167,879

Balance as of December 31, 2012	41,881,745	$12,105	$237,234	$(33,544)	$841,748	$(40,428)	$33,511	$1,050,626

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY (CONT.)
U.S. dollars (In thousands)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2013	41,881,745	$12,105	$237,234	$(33,544)	$841,748	$(40,428)	$33,511	$1,050,626

Exercise of options	705,754	197	18,167	—	—	—	—	18,364

Stock-based compensation	—	—	440	—	—	—	—	440

Tax benefit in respect of options exercised	—	—	—	—	—	—	—	—

Dividends paid	—	—	—	—	(50,649)	—	(24,900)	(75,549)

Purchase of treasury shares	—	—	—	—	—	—	—	—

Other comprehensive income, net of tax benefit of $11,241	—	—	—	8,325	—	—	544	8,869

Net income attributable to non- controlling interests	—	—	—	—	—	—	8,002	8,002

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	183,417	—	—	183,417

Balance as of December 31, 2013	42,587,499	$12,302	$255,841	$(25,219)	$974,516	$(40,428)	$17,157	$1,194,169

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands)

	Year ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$191,419	$170,487	$89,780
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	129,348	138,796	150,618
Write-off impairment and discontinued operations, net	254	616	15,977
Stock-based compensation	440	3,028	1,996
Amortization of Series A Notes discount (premium) and related issuance costs, net	(92)	153	422
Deferred income taxes and reserve, net	221	6,579	(8,777)
Loss (gain) on sale of property, plant and equipment	(147)	1,197	(1,645)
Loss (gain) on sale of investment	873	(829)	2,189
Equity in net earnings of affiliated companies and partnerships, net of dividend received(*)	468	(1,602)	(270)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables, and prepaid expenses	(108,337)	(91,988)	(65,062)
Decrease (increase) in inventories, net	(4,785)	10,022	(95,363)
Increase (decrease) in trade payables, other payables and accrued expenses	55,935	(75,426)	17,225
Severance, pension and termination indemnities, net	(3,595)	(10,612)	1,879
Increase (decrease) in advances received from customers	(95,027)	47,961	81,946
Net cash provided by operating activities	166,975	198,382	190,915

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(63,019)	(81,637)	(121,977)
Acquisitions of subsidiaries and business operations (Schedule A)	—	—	(12,173)
Investments in affiliated companies and other companies	(6,222)	(4,241)	(13,555)
Proceeds from sale of property, plant and equipment	3,755	7,335	15,059
Proceeds from sale of investments	3,550	705	329
Investment in long-term deposits	(2,076)	(779)	(609)
Proceeds from sale of long-term deposits	795	2,849	40,396
Investment in short-term deposits and available-for-sale marketable securities	(50,975)	(340,899)	(88,842)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	42,899	299,029	126,306
Net cash used in investing activities	(71,293)	(117,638)	(55,066)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	18,364	1,352	3,833
Purchase of non-controlling interests	—	—	(71,000)
Repayment of long-term loans	(230,532)	(319,601)	(73,666)
Proceeds from long-term loans	242,247	122,038	172,303
Proceeds from issuance of Series A Notes	—	246,973	—
Series A Notes issuance costs	—	(2,035)	—
Purchase of treasury shares	—	(26,006)	(10,101)
Repayment of Series A Notes	(55,535)	(53,530)	(29,998)
Purchase of convertible debentures of a subsidiary	—	—	(2,121)
Dividends paid (**)	(75,549)	(50,616)	(61,633)
Tax benefit in respect of options exercised	—	161	169
Change in short-term bank credit and loans, net	(181)	(2,817)	(12,117)
Net cash used in financing activities	(101,186)	(84,081)	(84,331)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,504)	(3,336)	51,518
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$199,241	$202,577	$151,059
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$193,737	$199,241	$202,577

(*) Dividend received from affiliated companies and partnership	$13,500	$9,558	$15,107

(**) Dividend paid in 2013 includes approximately $ 24,900 dividend paid by subsidiary to non-controlling interests.
The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
U.S. dollars (In thousands)

	Year ended December 31,
	2013	2012	2011
SUPPLEMENTAL CASH FLOW ACTIVITIES:
Cash paid during the year for:
Income taxes, net	$33,223	$5,734	$18,955
Interest	$6,046	$19,168	$10,258

	Year ended December 31,
	2013	2012	2011
SUPPLEMENTAL CASH FLOW ACTIVITIES:
SCHEDULE A:
Acquisitions of subsidiaries and business operations
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$—	$—	$306
Property, plant and equipment	—	—	1,938
Goodwill and other intangible assets	—	—	17,993
Deferred income taxes	—	—	(1,171)
Long-term liabilities	—	—	(6,893)
	$—	$—	$12,173

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 1 -    GENERAL

A.    GENERAL DESCRIPTION

Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation, 45.94% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the field of defense electronics, homeland security and commercial aviation. Elbit Systems’ principal wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Elop Ltd. (“Elop”), Elbit Systems Land and C4I Ltd. (“ESLC”) and Elbit Systems EW and SIGINT – Elisra Ltd. (“Elisra”).

 B.    SALES TO GOVERNMENTAL AGENCIES

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

 C.    CESSATION OF PROGRAM

In December 2011, the Israeli Government, due to political considerations, did not renew the Company’s export authorization to complete performance under an approximately $90,000 contract to supply systems to a foreign customer. As a result of the cessation of the program, and in accordance with the Company's legal advisors' opinion, in 2011 the Company established a reserve for potential liability to this customer by recording an expense of approximately $72,800 ($62,000 net of taxes), which was included in cost of goods sold. In May 2012, the foreign customer claimed approximately $33,600 in advance and performance guarantees, which the Company had previously deposited for the customer's benefit as security for the Company's performance. In November 2012, following discussions with the Israeli Government regarding a possible compensatory settlement (which discussions did not result in an agreement regarding such settlement), the Company filed a lawsuit against the Government of Israel to recover damages and resulting expenses in the amount of approximately $74,000 in connection with the cancellation of the export authorization. The lawsuit was filed with the District Court of the Central Region of Israel. The Company has been attempting on an ongoing basis to mitigate damages caused by the program cancellation through utilization on other programs of assets related to the canceled program. The parties have temporarily suspended the legal proceedings pending discussions between the parties. See Note 20(C)(2).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 1 -    GENERAL (Cont.)

D.    DISCONTINUED OPERATIONS

Fraser-Volpe LLC (“FV”) was a U.S. company held approximately 59.4% by the Company through the Company’s wholly-owned subsidiary ITL Optronics Inc. (“ITL”). ITL and FV were acquired by the Company in the fourth quarter of 2010, as part of the acquisition of the Mikal group of companies, with the balance of ITL’s shares being acquired in the first quarter of 2011. During 2011, the Company recognized an impairment loss of approximately $16,000 on its holdings in FV, of which the non-controlling interest was approximately $6,500 and net loss attributed to the Company in the financial statements related to the above mentioned impairment was approximately $9,500. Since the acquisition date, Company’s management was committed to selling its holdings in FV. Accordingly, FV was classified in the consolidated financial statements as held-for-sale, discontinued operations, in accordance with the criteria set in ASC 360-10-45-9, and the operating results and the cash flows for the three years ended at December 31, 2013, 2012 and 2011 were classified as discontinued operations, in accordance with ASC 205-20, “Discontinued Operations”. In the second quarter of 2013 the Company sold its holdings in FV and recognized a gain of approximately 700 in discontinued operations.

The results of operations and cash flows of the discontinued operations, for each of the three years ended December 31, 2013, were immaterial.

E.	SALE OF CERTAIN ASSETS

In 2013 the Company's wholly-owned subsidiary, ESA, sold certain assets related to cabin pressurization control systems ("KAPS"), which were part of its Commercial Aviation Systems activities. As a result of the sale, the Company recorded an operating pre-tax gain of $3,800 which was included in cost of revenues.

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

B.    FUNCTIONAL CURRENCY (Cont.)

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

In June 2011, the FASB issued ASU 2011-5, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which is effective for annual reporting periods beginning after December 15, 2011. Accordingly, the Company adopted ASU 2011-5 on January 1, 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. Upon adoption of the new guidance, the Company elected to present a separate statement of consolidated comprehensive income.

The components of accumulated other comprehensive income (loss), net of taxes, in the amount of $12,604 and $23,744 at December 31, 2013 and 2012, respectively, were as follows:

	Year ended December 31,
	2013	2012
Foreign currency translation differences	$1,457	$(5,189)
Unrealized gains (losses) on derivative instruments, net of $24 tax benefit	(1,530)	14,771
Pension and post-retirement benefit plans, net of $12,580 tax benefit	(25,433)	(42,354)
Unrealized gains (losses) on available-for-sale marketable securities	287	(772)
Accumulated other comprehensive loss, net of taxes	$(25,219)	$(33,544)

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

H.    AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The Company accounts for all its investments in debt securities and for investments in marketable equity securities of entities in which it does not have significant influence, in accordance with ASC 320, “Investments - Debt and Equity Securities”. The Company classifies all debt securities and marketable equity securities as “available-for-sale”. All of the Company’s investments in available-for-sale securities are reported at fair value. Unrealized gains and losses are comprised of the difference between fair value and the cost of such securities and are recognized, net of tax, in accumulated other comprehensive income (“OCI”).

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

Cost is determined as follows;

•Raw materials using the average or FIFO cost method.
•Work in progress:

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

Pre-contract costs are generally expensed, but can be deferred and included in inventory, only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific anticipated contract is probable according to the guidelines of ASC 605-35.

J.    INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

Investments in affiliated companies and partnerships that are not controlled but over which the Company can exercise significant influence (generally, entities in which the Company holds approximately between 20% to 50% of the voting rights of the investee) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Company, are eliminated. The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and the Company has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g. budgets, business plans, financial statements, etc.). During 2013 and 2012, no material impairment was recognized.

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

The Company’s assessment of whether an entity is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions. Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether an entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

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

Tor - Advanced Flight Training Limited Partnership (“TOR”) is an Israeli limited partnership based in Tel-Aviv, Israel and considered to be a VIE. Although the Company currently holds a 100% interest in TOR, the Company is obligated under the partnership agreement to transfer 50% of the ownership to its partner.
As the Company holds 50% of the contractual rights in TOR and is the primary beneficiary - TOR is consolidated in the Company’s financial statements.

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

Recoverability of assets (or assets group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2013, an impairment charge in the amount of approximately $900 was recognized. For each of the two years in the period ended December 31, 2012 no material impairment has been identified.

As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or assets groups).

Q.    GOODWILL IMPAIRMENT

Goodwill is subject to an impairment test at the reporting unit level on an annual basis (or more frequently if impairment indicators arise).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.    GOODWILL IMPAIRMENT (Cont.)

The Company identified several reporting units based on the guidance of ASC 350, “Intangibles – Goodwill and Other”.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2013, no material impairment losses have been identified.

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

Severance pay expenses for the years ended December 31, 2013, 2012 and 2011 amounted to approximately $54,544, $58,326 and $50,018, respectively.

S.    PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company accounts, for its obligations for pension and other post-retirement benefits, in accordance with ASC 715, “Compensation – Retirement Benefits” (See Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION

The Company generates revenues principally from long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a lesser extent, the Company provides non-defense systems and products as well as support and services for the Company's systems and products.

Revenues from long-term contracts are recognized primarily using ASC 605-35, “Construction-Type and Production-Type Contracts”, according to which revenues are recognized on the Percentage-Of-Completion ("POC") basis.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and recognizing revenues using the POC basis. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. In certain circumstances, when measuring progress toward completion, the Company considers other factors, such as achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price contracts which provide for a substantial level of production effort are recorded on a POC basis, using the units-of-delivery as the basis to measure progress toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogeneous units or small quantities of units, or when the achievement of performance milestones provides a more reliable and objective measure of the extent of progress toward completion, revenue is recognized based on the achievement of performance milestones.

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

The POC method of accounting requires management to estimate the cost and gross profit margin for each individual contract. Estimated gross profit or loss from long-term contracts may change due to differences between actual performance and original estimated forecasts.

Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit margins and are recorded when they are probable and there is sufficient information to assess anticipated contract performance.

Under the POC method the changes in estimated revenues and/or estimated project costs are recorded in the period the change in estimated total performance costs is reasonably determinable, based on the inception-to-date effect of such changes (on a “cumulative catch-up” basis). The cumulative catch-up basis in the contract estimated total costs are charged to cost of revenues sold ("CORS") and is reflected in the reported gross profit in the consolidated financial statements. Changes in performance costs estimates, which result in an anticipated loss on contracts, are charged to CORS when they are probable and reasonably determinable by management. The Company reviews the actual costs and the estimated costs to complete long-term contracts on a quarterly basis. In addition, the Company periodically monitors the impact of changes in estimated contract performance costs that result from cumulative catch-up cost adjustments on CORS.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	REVENUE RECOGNITION (Cont.)

The nature of the Company's numerous contracts is such that refinements of the estimated performance costs for a project may occur for various reasons, including: change orders, contract price adjustments, significant technical and development matters encountered in performance of contracts, provision for loss and contract costs changes that may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in our contract estimated costs at completion ("EAC"); (b) new or unforeseen risks or cost growth that must be incorporated into the contract EAC; or (c) gains or losses could be anticipated upon receipt of contractor or related to terminated contracts.

These adjustments may result from positive program performance as a decrease in CORS during the period. Likewise, these adjustments may result in an increase in CORS if the Company determines it will not be successful in mitigating these risks or realizing related opportunities.

The Company believes that the use of the percentage-of-completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, revenue is recognized when the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

Management reviews periodically the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion and project cost.

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

The Company's CORS included net EAC adjustments resulting from changes in estimates of approximately $5,300 (0.25% of CORS and 0.64% of gross profit), $36,000 (1.74% of CORS and 4.41% of gross profit) and $26,800 (1.28% of CORS and 3.66% of gross profit) for the three years ended December 31, 2013, 2012 and 2011, respectively.

These adjustments increased (decreased) our net income by approximately $4,600 ($0.11 per diluted share), $32,500 ($0.77 per diluted share) and $23,200 ($0.54 per diluted share) for the years ended December 31, 2013, 2012 and 2011, respectively.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

In cases where the contract involves the delivery of products and performance of services, or other obligations such as buy-back (See Note 20(B)), the Company follows the guidelines specified in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” in order to allocate the contract consideration between the identified different elements using the relative selling price method. The selling price for each element would be allocated by using a hierarchy of: (1) Vendor Specific Objective Evidence (“VSOE”); (2) third-party evidence ("TPE") of the selling price for that element; or (3) estimated selling price (“ESP”), for individual elements of an arrangement when VSOE or TPE of the selling price are unavailable.

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

Service revenues include contracts primarily for rendering of services other than associated with design, development or manufacturing and production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts , training, installation services, etc. Revenues from services were less than 10% of consolidated revenues in each of the years ended December 31, 2013, 2012 and 2011.

Such service revenues are usually recognized in accordance with SAB 104 ratably over the service period, which may extend beyond the typical three years after delivery of the product, and when all other revenue recognition criteria are met. Buy-back obligations are recognized upon fulfillment, generally when the related products have been delivered or services have been rendered. In addition, where applicable, the Company recognizes service revenues upon achievement of performance milestones.

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

Changes in the Company’s provision for warranty, which is included in other payables and accrued expenses in the Balance Sheet, are as follows:

	2013	2012
Balance, at January 1	$189,713	$176,831
Warranties issued during the year	75,782	81,952
Reduction due to warranties forfeited or claimed during the year (*)	(86,418)	(69,070)
Balance, at December 31	$179,077	$189,713

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.    WARRANTY (Cont.)

*
In 2013 the Company recognized in CORS, income of approximately $16 million as a result of the elimination of a reserve for warranty obligation that was originally recorded in connection with an acquisition of a company in 2010. This warranty obligation, which related to a project delivered to a foreign customer, reached its statute of limitations in the foreign customer's country.

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

In connection with the issuance of the NIS 1.1 billion Series A Notes in 2010 and the issuance of an additional NIS 0.9 billion Series A Notes in 2012 on the Tel Aviv Stock Exchange (See Note 16), the Company entered into cross-currency interest rate swap transactions with a notional principal of the NIS 1.1 billion and NIS 0.9 billion to effectively hedge the effect of interest and exchange rate difference from the NIS Series A Notes. The cross currency interest rate swap instruments effectively convert the fixed interest rate of the debt to a floating interest rate. The terms of the swap agreements substantially match the terms of the debt. Under the terms of the swap agreements, the Company receives interest payments semi-annually in NIS at an annual rate of 4.84% on the notional principal and pays interest semi-annually in U.S. Dollars at an annual weighted rate of six-month LIBOR plus 1.84% on the notional principal. The swap agreements are designated as a fair value hedge. The gains and losses related to changes in the fair value of the cross-currency interest rate swaps are included in interest expense and substantially offset changes in the fair value of the hedged portion of the underlying hedged Series A Notes.

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

Z.    STOCK-BASED COMPENSATION (Cont.)

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model with the following weighted average assumptions:

	2013	2012	2011
Dividend yield	2.56%	2.45%	2.23%
Expected volatility	34.29%	36.07%	31.59%
Risk-free interest rate	0.87%	0.83%	2.01%
Expected life	4 years	4 years	4 years
Forfeiture rate	0.56%	0.56%	0.56%
Suboptimal factor	1.75	1.75	1.75

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

As of December 31, 2013, the fair value of the Series A Notes, based on quoted market price of the Tel-Aviv Stock Exchange, was approximately $457,136.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at
	December 31, 2013 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable debt securities:
Government bonds	$5,919	$—	$—
Corporate bonds	—	45,157	—
Foreign currency derivatives and option contracts	—	5,000	—
Cross-currency interest rate swap	—	58,154	—
Liabilities
Foreign currency derivative and option contracts	—	(4,766)	—
Total	$5,919	$103,545	$—

	Fair value measurement at
	December 31, 2012 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable debt securities:
Government bonds	$12,620	$—	$—
Corporate bonds	—	37,441	—
Foreign currency derivatives and option contracts	—	24,738	—
Cross-currency interest rate swap	—	22,415	—
Liabilities
Foreign currency derivative and option contracts	—	(4,992)	—
Total	$12,620	$79,602	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)
AB. TRANSFERS OF FINANCIAL ASSETS

ASC 860, "Transfers and Servicing", establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to an Israeli financial institution. In 2013, the Company sold rights to receive payments from the Israeli Ministry of Defense ("IMOD") to an Israeli financial institution in a total amount of $161,693. Control and risk of these rights were fully transferred in accordance with ASC 860.

The Company's agreement pursuant to which the Company sells its trade receivables, are structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company's other assets, and presumptively puts the receivable beyond the lawful reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company's effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

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

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was 45,031, 125,709 and 76,815 for the years 2013, 2012 and 2011, respectively.

AD.    TREASURY SHARES

Elbit Systems’ shares held by Elbit Systems and its subsidiaries are recognized at cost and presented as a reduction of shareholders’ equity.

AE.    RECENT ACCOUNTING PRONOUNCEMENTS

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

AF.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 3 -     TRADE AND UNBILLED RECEIVABLES, NET

	December 31,
	2013	2012
Receivables (1)	$572,398	$454,641
Unbilled receivables	257,964	242,616
Less – allowance for doubtful accounts	(7,117)	(9,128)
	$823,245	$688,129

(1) Includes receivables due from affiliated companies	$55,301	$20,623

Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable include claims on items that the Company believes are earned, but are subject to uncertainty concerning determination of their ultimate realization. Such amounts were not material as of the balance sheet date. Trade receivables and unbilled receivables, other than those detailed under Note 7, are expected to be billed and collected during 2014.

Short and long-term receivables and unbilled receivables include receivables due from IMOD in the aggregate amounts of $502,378 and $417,536, as of December 31, 2013 and 2012, respectively.

As for long-term trade and unbilled receivables – see Note 7.

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2013	2012
Deferred income taxes, net	$35,735	$31,801
Prepaid expenses	48,640	45,219
Government institutions	30,309	56,340
Derivative instruments	5,000	24,720
Cross currency interest rate swap	16,047	10,860
Held-for-sale investment (*)	—	1,172
Other	15,636	9,991
	$151,367	$180,103

(*)	See Note 1(D).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 5 -    INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2013	2012
Cost incurred on long-term contracts in progress	$836,414	$832,642
Raw materials	118,820	119,416
Advances to suppliers and subcontractors	40,116	35,857
	995,350	987,915
Less -
Cost incurred on contracts in progress deducted from customer advances	68,170	68,306
Advances received from customers (*)	95,131	104,297
Provision for losses on long-term contracts	76,017	64,065
	$756,032	$751,247

(*)
The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (See Note 14).

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.    INVESTMENT IN AFFILIATED COMPANIES:

	December 31,
	2013	2012
Companies accounted for under the equity method	$125,816	$122,237
Companies accounted for on a cost basis	5,546	4,245
	$131,362	$126,482

B.    INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

	December 31,
	2013	2012
SCD (1)	$73,007	$68,692
VSI/ RCEVS (2)	12,535	16,715
Opgal (3)	14,452	13,470
Netcity (4)	12,307	12,129
Other (5)	13,515	11,231
	$125,816	$122,237

(1)
Semi Conductor Devices (“SCD”) is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(2)
Vision Systems International LLC (“VSI”) and Rockwell Collins ESA Vision Systems LLC ("RCEVS") are U.S. limited liability companies, each held 50% by ESA and 50% by a subsidiary of Rockwell Collins Inc. VSI and RCEVS operate in the area of helmet mounted display systems for fixed-wing military aircraft. VSI and RCEVS are jointly controlled and therefore are not consolidated in the Company’s financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.)

(3)
Opgal Optronics Industries Ltd. (“Opgal”) is an Israeli company owned 50.001% by the Company and 49.999% by Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company’s financial statements.

(4)	UTI NETCITY Investments BV S.A ("Netcity") is a Romanian company held 40% by the Company. Netcity is engaged in the construction of fiber-telecommunication networks in Romania.

(5)
During 2013, the Company invested in a Korean joint stock corporation, Sharp Elbit Systems Aerospace, Inc. ("SESA") approximately $2,500. SESA, based in South Korea, in which the Company holds 19%, is engaged in the areas of maintenance, repair, assembly and manufacturing of military aircraft avionics. The Company invested approximately additional $1,900 through a convertible bond in SESA. The convertible bond can be converted into common shares of SESA following a two-year vesting period. If converted, the Company's holdings in SESA would reach 50%.

(6)	Equity in net earnings of affiliated companies and partnerships is as follows:

	Year ended December 31,
	2013	2012	2011
SCD	$5,439	$5,524	$5,807
VSI/RCEVS	5,664	8,403	8,454
Other	1,929	(2,767)	1,116
	$13,032	$11,160	$15,377

(7)	The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,
	2013	2012
Current assets	$284,545	$278,751
Non-current assets	106,563	114,289
Total assets	$391,108	$393,040

Current liabilities	$153,301	$118,506
Non-current liabilities	42,674	44,137
Shareholders' equity	195,133	230,397
	$391,108	$393,040

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.)

Income Statement Information:

	Year ended December 31,
	2013	2012	2011
Revenues	$351,183	$385,792	$402,438
Gross profit	$88,440	$102,730	$117,222
Net income	$27,151	$27,596	$38,131

(8)	See Note 20(E) for guarantees.

Note 7 -    LONG-TERM TRADE AND UNBILLED RECEIVABLES

	December 31,
	2013	2012
Receivables	$8,284	$201
Unbilled receivables	234,292	229,486
	$242,576	$229,687

The majority of the long-term unbilled receivables are expected to be billed and collected during the years 2015 - 2016. Long-term trade and unbilled receivables are mainly related to the IMOD.

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2013	2012
Restricted deposits with banks (1)	$1,152	$854
Cross-currency interest rate swap	42,107	11,555
Deposits with banks and other long-term receivables (2)	9,724	6,860
	$52,983	$19,269

(1)	Restricted deposits in respect of an issued bank guarantee.

(2)	Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A in the amount of $6,927 and $6,093 as of December 31, 2013 and 2012, respectively (See Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 9 -    AVAILABLE-FOR-SALE MARKETABLE SECURITIES

As of December 31, 2013 and 2012, the fair value, amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$5,849	70	—	$5,919
Corporate debentures - fixed and floating interest rate	44,940	338	(121)	45,157
	$50,789	408	(121)	$51,076

	December 31, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$12,428	192	—	$12,620
Corporate debentures - fixed and floating interest rate	36,901	594	(4)	37,491
	$49,329	786	(4)	$50,111

The contractual maturities of the available-for-sale marketable securities in future years are as follows:

December 31, 2013
2015	$1,670
2016	6,523
2017	20,280
2018	12,869
2019 and after	7,065
$48,407

As of December 31, 2013 and 2012, interest receivable included in other receivables amounted to $548 and $537, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 10 -    PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2013	2012
Cost (1):
Land, buildings and leasehold improvements (2)	$390,972	$374,309
Instruments, machinery and equipment (3)	697,950	661,278
Office furniture and other	80,782	83,108
Motor vehicles and airplanes	125,813	129,519
	1,295,517	1,248,214
Accumulated depreciation	(814,109)	(746,928)
Depreciated cost	$481,408	$501,286

Depreciation expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $83,445, $89,551 and $93,666, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $37,399 and $36,990 as of December 31, 2013 and 2012, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company (in square feet):

	Israel (a)	U.S. (b)	Other Countries (c)
Owned	2,178,000	714,000	891,000
Leased	1,889,000	634,000	308,000

(a)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems’ Israeli subsidiaries.

(b)	Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of ESA primarily in Texas, New Hampshire, Florida, Alabama and Virginia.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Brazil, Australia and Asia.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $239,333 and $239,758 as of December 31, 2013 and 2012, respectively.

As for pledges of assets – see Note 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 11 - GOODWILL AND OTHERINTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	Weighted average
	useful lives	December 31,
		2013	2012
Original cost:
Technology	10	$254,839	$254,798
Customer relations	6	201,962	201,809
Trademarks and other	11	64,489	65,002
		521,290	521,609
Accumulated amortization:
Technology		161,838	140,233
Customer relations		157,137	137,356
Trademarks and other		34,358	29,057
		353,333	306,646
Amortized cost		$167,957	$214,963

B.	AMORTIZATION EXPENSES

Amortization expenses amounted to $45,903, $49,245 and $56,952 for the years ended December 31, 2013, 2012 and 2011, respectively.

C.    AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter areas follows:

2014		$41,790
2015		36,781
2016		26,908
2017		16,601
2018		11,821
2019	and thereafter	34,056

D.    CHANGES IN GOODWILL

Changes in goodwill during 2013 are as follows:

2013
Balance, at January 1,	$500,598

Net translation differences (1)	1,195

Balance, at December 31,	$501,793

(1)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 12 -    SHORT-TERM BANK CREDIT AND LOANS

		December 31,
	Interest %	2013	2012
Short-term bank credit	3.42-5%	$—	$181
		$—	$181

Note 13 -    OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2013	2012
Payroll and related expenses	$159,840	$136,240
Provision for vacation pay	52,265	47,236
Provision for income tax, net of advances	22,745	35,269
Other income tax liabilities	18,321	34,451
Value added tax (“VAT”) payable	14,121	11,160
Provision for royalties	31,369	31,410
Provision for warranty	188,285	196,559
Derivative instruments	4,766	4,956
Deferred income tax, net	278	479
Provision for losses on long-term contracts (1)	50,942	51,850
Other (2)	177,612	154,840
	$720,544	$704,450

(1)	Includes a provision of $4,949 and $5,167 as of December 31, 2013 and 2012, respectively, related to the cessation of a program with a foreign customer (See Note 1(C)).

(2)
Primarily includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g., damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers.

Note 14 -    CUSTOMER ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2013	2012
Advances received	$678,153	$782,482
Less -
Advances presented under long-term liabilities	164,854	156,497
Advances deducted from inventories	95,131	104,297
	418,168	521,688
Less -
Costs incurred on contracts in progress (See Note 5)	68,170	68,306
	$349,998	$453,382

As for guarantees and liens, See Notes 20(E), 20(G) and 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 15 -    LONG-TERM LOANS, NET OF CURRENT MATURITIES

				December 31,
	Currency	Interest %	Years of maturity	2013	2012
Long-term loans(*)	U.S. dollars	Libor +1.35-1.7%	mainly 2-3	$223,754	$174,381
	GBP	Libor + 1.11-3.28%	mainly 1-3	—	29,917
	Other	Libor + 1.25-3.28		700	1,228
				224,454	205,526
Less: current maturities				245	31,781
				$224,209	$173,745

(*) For covenants see Note 20(F).

As of December 31, 2013, the LIBOR annual rate for long-term loans denominated in U.S. dollars was 0.17%-0.35%.

The maturities of these loans for periods after December 31, 2013, are as follows:

2014 - current maturities	$245
2015	102,091
2016	71,118
2017	51,000
$224,454

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES

	December 31,
	2013	2012
Series A Notes	$423,509	$450,040
Less – Current maturities	(62,866)	(58,275)
Carrying amount adjustments on Series A Notes (*)	16,573	16,158
Premium on Series A Notes, net	596	687
	$377,812	$408,610

(*)	As a result of fair value hedge accounting, described below, and in Notes 2(Y) and 2(AA). The carrying value of the Series A Notes is adjusted for changes in the interest rates.

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

During the years ended December 31, 2013, 2012 and 2011, the Company recorded $9,715, $10,787 and $5,753, respectively, as interest expenses and $92, $153 and $422, respectively, as amortization of debt issuance costs and premium, net, on the Series A Notes.

The Company also entered into 10-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2010 NIS Series A Notes. Under the cross currency interest rate swaps, the Company will receive fixed NIS at a rate of 4.84% on NIS 1.1 billion and pay floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consumed. Both the debt and the swap instruments will pay semi-annual coupons on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2013) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

On April 2012 and May 2012 the Company entered into cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2012 issuance of Series A Notes. Under these cross currency interest rate swaps, the Company will receive fixed NIS at a rate of 4.84% on NIS 807 million and NIS 92 million and pay floating six-month USD LIBOR + an average spread of 2.02% on $217,300 and 2.285% on $24,100, respectively, which reflects the U.S. dollar value of the 2012 issued Series A Notes on the specific dates the transactions were consumed. Both the debt and the swap instruments will pay semi-annual coupons on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.45% at December 31, 2013) plus an average of 1.84% on the 2012 principal amounts, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES (Cont.)

Future principal payments for the Series A Notes are as follows:

		December 31, 2013
2014	current maturities	$62,866
2015		62,866
2016		62,866
2017		62,866
2018		62,866
2019	and thereafter	126,348
		$440,678

Note 17 -    BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, Telefunken and a European subsidiary sponsor benefit plans for their employees in the U.S., Germany and Belgium, respectively, as follows:

1.    Defined Benefit Retirement Plan based on Employer’s Contributions

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
Changes in benefit obligation:
Benefit obligation at beginning of year	$177,090	$153,097
Service cost	9,368	9,709
Interest cost	6,830	6,567
Exchange rate differences	1,060	299
Actuarial losses (gain)	(18,690)	10,747
Benefits paid	(3,277)	(3,329)
Benefit obligation at end of year	$172,381	$177,090
Changes in the Plans’ Assets:
Fair value of Plans’ assets at beginning of year	101,794	81,780
Actual return on Plans’ assets (net of expenses)	9,957	11,002
Employer contribution	6,768	12,341
Benefits paid	(3,277)	(3,329)
Fair value of Plans’ assets at end of year	$115,242	$101,794
Accrued benefit cost, end of year:
Funded status	(57,140)	(75,296)
Unrecognized net actuarial loss	38,281	63,178
Unrecognized prior service cost	409	498
	$(18,450)	$(11,620)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(671)	(85)
Accrued benefit liability, non-current	(56,469)	(75,211)
Accumulated other comprehensive income, pre-tax	38,690	63,676
Net amount recognized	$(18,450)	$(11,620)

	Year ended December 31,
	2013	2012	2011
Components of the Plans’ net periodic pension cost:
Service cost	$9,368	$9,709	$8,205
Interest cost	6,830	6,567	6,361
Expected return on Plans’ assets	(7,319)	(6,400)	(5,512)
Amortization of prior service cost	—	172	104
Amortization of transition amount	91	(131)	(147)
Amortization of net actuarial loss	4,483	4,107	1,988
Total net periodic benefit cost	$13,453	$14,024	$10,999
Additional information
Accumulated benefit obligation	$164,696	$167,667	$144,682

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	December 31,
	2013	2012
Weighted average assumptions:
Discount rate as of December 31	4.8%	4.1%
Expected long-term rate of return on Plans’ assets	7.0%	7.0%
Rate of compensation increase	0.2%	2.2%

Asset Allocation by Category as of December 31:

	2013	2012
Asset Category:
Equity Securities	54.0%	57.5%
Debt Securities	34.3%	34.8%
Other	11.7%	7.7%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2013	2012
Asset Category:
Equity Securities	49.7%	50.0%
Debt Securities	37.6%	40.0%
Other	12.7%	10.0%
Total	100.0%	100.0%

The fair value of the asset values by category at December 31, 2013 is as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Cash Equivalents:
Money Market Funds (a)	$3,459	$3,459	$—	$—
Fixed Income Securities:
Mutual Funds (b)	39,613	39,613	—	—
Equity Securities:
International Companies (c)	2,356	2,356	—	—
Mutual Funds (d)	56,447	56,447	—	—
Other	13,367	13,367	—	—
Total	$115,242	$115,242	$—	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

(a)	This category includes highly liquid daily traded cash-like vehicles.

(b)	This category invests in highly liquid diverse mutual funds representing a diverse offering of debt issuance.

(c)	This category represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or ADRs.

(d)	This category represents highly liquid diverse equity mutual funds of varying asset classes and styles.

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2013 Plan year have been satisfied as of December 31, 2013. Benefit payments over the next five years are expected to be $4,736 in 2014, $5,371 in 2015, $5,961 in 2016, $6,641 in 2017 and $7,477 in 2018.

2.    Retiree Medical Plan

Effective January 1, 2003, ESA commenced offering retiree medical benefits to a limited number of retirees at EFW.

The measurement date for ESA benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
Change in Benefit Obligation:
Benefit obligation at beginning of period	$2,783	$3,145
Service cost	214	299
Interest cost	88	117
Actuarial (gain) loss	(538)	(688)
Employee contribution	23	17
Benefits paid	(125)	(107)
Benefit obligation at end of period	$2,445	$2,783
Change in Plan Assets:
Employer contribution	$102	$90
Employee contribution	23	17
Benefits paid	(125)	(107)
Fair value of plan assets at end of period	$—	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year ended December 31,
	2013	2012
Accrued benefit cost, end of period:
Funded status	$(2,445)	$(2,783)
Unrecognized net actuarial (gain) loss	(784)	248
Unrecognized prior service cost	—	—
Accrued benefit cost, end of period	$(3,229)	$(2,535)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(145)	$(175)
Accrued benefit liability, non-current	(2,300)	(2,608)
Accumulated other comprehensive (gain) loss, pretax	(784)	248
Net amount recognized	$(3,229)	$(2,535)

Components of net periodic pension cost (for period):
Service cost	$214	$299
Interest cost	88	117
Amortization of prior service cost	—	12
Total net periodic benefit cost	$302	$428

Assumptions as of end of period:
Discount rate	4.08%	3.78%
Health care cost trend rate assumed for next year	7.50%	8.00%
Ultimate health care cost trend rate	5.00%	5.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2013 is as follows:

	1% increase	1% decrease
Net periodic benefit cost	$39	$(34)
Benefit obligation	$193	$(173)

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $4,712, $4,436 and $4,356 for the years ended December 31, 2013, 2012 and 2011, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

4.    Non-Qualified Defined Contribution Plan

In 2007, ESA implemented two new benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across three ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $880, $742 and $441 for the years ended December 31, 2013, 2012 and 2011, respectively, and the total ESA contribution to the plan was $155 for 2013. The cash and cash surrender value of these life insurance policies at December 31, 2013 was $4,342. The total liability related to the 409(A) plan was $4,647 at December 31, 2013.

The second plan implemented is a non-qualified, defined benefit plan for the top three executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. They are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $2,585 at December 31, 2013. Related liability for the pension payments is $3,225 at December 31, 2013. As of December 31, 2013, all executives had partially vested balances in the plan.

Note 18 -    TAXES ON INCOME

A.    APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates

Corporate tax rates in Israel were 24% in 2011, 25% in 2012 and 25% in 2013.

During 2013 the Law for Realignment of National Priorities (Amendments for Meeting the Budget Objectives for 2013 and 2014) - 2013 (the “National Priorities Law”) increased the corporate tax rate and capital gains tax to 26.5%, effective January 1, 2014.

During 2013 the Company recognized a tax benefit of approximately $2,300 from the implementation of the National Priorities Law by the Company and its Israeli subsidiaries, as well as tax rate changes affecting some of its foreign subsidiaries.

(2)	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

Elbit Systems and most of its subsidiaries in Israel currently qualify as “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over 8 years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959:

Elbit Systems’ and certain of its Israeli subsidiaries’ (“the companies”) operations have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”). Accordingly, certain income of the companies derived from the “Approved Enterprise” programs is tax exempt for two years and subject to reduced tax rates of 25% for a five-year to eight-year periods or tax exempt for a ten-year period, commencing in the first year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

An Amendment to the Law from 2005 defines the “Privileged Enterprise” status rather than the previous “Approved Enterprise” status and limits the scope of enterprises which may qualify for “Privileged Enterprise” status by setting criteria such as that at least 25% of the Privileged Enterprise program’s income be derived from exports. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require an Investment Center approval in order to qualify for tax benefits. Similar criteria have been set for the “Preferred Enterprise” status which was added in an Amendment to the Law in 2011. Companies are not required to receive an Investment Center approval in order to qualify for the tax benefits under the Preferred Enterprise status, however, companies which are under an Approved Enterprise or Privileged Enterprise program must waive their former benefits to elect the Preferred Enterprise benefits.

Tax-exempt income generated by the Company and certain of its Israeli subsidiaries’ Approved Enterprises and Privileged Enterprises will be subject to tax upon dividend distribution or complete liquidation. Income generated under a Preferred Enterprise is not subject to additional taxation to the Company or its Israeli subsidiaries upon distribution or complete liquidation.

The entitlement to the above benefits is subject to the companies’ fulfilling the conditions specified in the Law, and the regulations promulgated thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2013, the Company’s management believes that the Company and its Israeli subsidiaries have met all conditions of the Law and letters of approval.

As of December 31, 2013, the tax benefits for the Company’s Privileged Enterprise existing programs will expire within the period of 2015 to 2021.

As of December 31, 2013, retained earnings of the Company included approximately $697,000 in tax-exempt profits earned by the company’s “Approved Enterprises” and “Privileged Enterprises”. If the retained tax-exempt income is distributed, with respect to the “Approved Enterprises” and the “Privileged Enterprises”, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently – 25%), and an income tax liability would be incurred of approximately $174,000 as of December 31, 2013.

The companies’ boards of directors have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on exempt income attributable to the companies’ “Approved Enterprises” and “Privileged Enterprise”, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the “Approved Enterprise”, “Privileged Enterprise” and Preferred Enterprise during the benefit period will be subject to tax at the regular corporate tax rate.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

Since the Company and its Israeli subsidiaries are operating under more than one program, and since part of their taxable income is not entitled to tax benefits under the Law and is taxed at the regular tax rates, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law.

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

Israeli companies which currently benefit from an Approved or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the new Preferred Enterprise benefits by waiving their benefits under the Approved and Privileged Enterprise status. The Company and several of our Israeli subsidiaries have elected the Preferred Enterprise status.

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate was 10% in 2012 and 7% in 2013. In other regions the tax rate was 15% in 2012, and 12.5% in 2013. Following the enactment of the National Priorities Law, effective January 1, 2014, the reduced tax rate is 9% in the Development Area A regions and 16% in other regions. Preferred Enterprises in peripheral regions are eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the “Preferred Income” through December 31, 2013, was subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates) and effective January 1, 2014, subject to 20% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates).
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

B.    NON – ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31,
	2013	2012	2011
Income before taxes on income:
Domestic	$156,328	$159,330	$95,226
Foreign	46,691	17,712	8,778
	$203,019	$177,042	$104,004

D.    TAXES ON INCOME FROM CONTINUING OPERATIONS

	Year ended December 31,
	2013	2012	2011
Current taxes:
Domestic	$30,775	$12,957	$13,896
Foreign	16,137	6,454	1,328
	46,912	19,411	15,224
Adjustment for previous years:
Domestic	(1,823)	(4,898)	2,009
Foreign	(123)	(633)	(2,308)
	(1,946)	(5,531)	(299)
Deferred income taxes:
Domestic	(14,664)	6,686	(2,861)
Foreign	(4,989)	(3,467)	1,560
	(19,653)	3,219	(1,301)
Total taxes on income from continuing operations	$25,313	$17,099	$13,624

Total:
Domestic	$14,288	$14,745	$13,044
Foreign	11,025	2,354	580
Total taxes on income from continuing operations	$25,313	$17,099	$13,624

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012
Balance at the beginning of the year	$52,598	$53,183
Additions related to interest and currency translation	6,303	3,695
Additions based on tax positions taken during a prior period	18,729	5,925
Reductions related to tax positions taken during a prior period	(12,070)	(8,660)
Reductions related to settlement of tax matters	(14,691)	(117)
Additions based on tax positions taken during the current period	12,878	5,998
Reductions related to a lapse of applicable statute of limitation	(895)	(7,426)
Balance at the end of the year	$62,852	$52,598

At December 31, 2013 and 2012, the Company had a liability for unrecognized tax benefits of $62,852 and $52,598, respectively, including an accrual of $6,333 and $8,449 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2013 the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Certain Israeli subsidiaries of the company are currently undergoing tax audits by the Israeli Tax Authority. As a result of the settlement of the tax matters, the Company recorded an income of approximately $3,600 in the statements of income in “taxes on income”.

Following the examination by the Israeli Tax Authority the Company has applied some of the items for which settlement was reached to subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities.

As a result of ongoing examinations, tax proceedings in certain countries, and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2013, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

		Deferred (1) Tax Asset (Liability)
	Total	Current	Non-current
As of December 31, 2013
Deferred tax assets:
Reserves and allowances	$36,191	$14,384	$21,807
Inventory allowances	5,751	5,751	—
Property, plant and equipment	5,329	102	5,227
Other assets	31,039	12,601	18,438
Net operating loss carry-forwards	22,816	3,311	19,505
	101,126	36,149	64,977
Valuation allowance	(9,358)	(414)	(8,944)
Net deferred tax assets	91,768	35,735	56,033
Deferred tax liabilities:
Intangible assets	(26,958)	—	(26,958)
Property, plant and equipment	(21,353)	(78)	(21,275)
Reserves and allowances	(1,265)	(200)	(1,065)
	(49,576)	(278)	(49,298)
Net deferred tax assets	$42,192	$35,457	$6,735

As of December 31, 2012
Deferred tax assets:
Reserves and allowances	$38,743	$10,451	$28,292
Inventory allowances	6,345	6,345	—
Property, plant and equipment	7,414	1,317	6,097
Other	17,819	6,899	10,920
Net operating loss carry-forwards	22,282	7,399	14,883
	92,603	32,411	60,192
Valuation allowance	(4,372)	(610)	(3,762)
Net deferred tax assets	88,231	31,801	56,430
Deferred tax liabilities:
Intangible assets	(33,064)	—	(33,064)
Property, plant and equipment	(18,882)	(18)	(18,864)
Reserves and allowances	(4,134)	(461)	(3,673)
	(56,080)	(479)	(55,601)
Net deferred tax assets	$32,151	$31,322	$829

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES (Cont.)

The deferred taxes, net are reflected in the balance sheet as follows:

	December 31,
	2013	2012
Current deferred income tax assets (Note 4)	$35,735	$31,801
Current deferred income tax liabilities (Note 13)	$278	$479
Non-current deferred income tax assets	$35,695	$31,465
Non-current deferred income tax liabilities	$28,969	$30,639

G.	CARRY-FORWARD TAX LOSSES

As of December 31, 2013, Elbit Systems’ Israeli subsidiaries had estimated total available carry-forward tax losses of approximately $160,000 and its non-Israeli subsidiaries had estimated available carry-forward tax losses of approximately $52,000.

H.	RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31,
	2013	2012	2011
Income before taxes as reported in the consolidated statements of income	$203,019	$177,042	$104,004
Statutory tax rate	25%	25%	24%
Theoretical tax expense	$50,755	$44,261	$24,961
Tax benefit arising from reduced rate as an “Approved and Privileged Enterprise” and other tax benefits (*)	(27,151)	(26,098)	(11,451)
Tax adjustment in respect of different tax rates for foreign subsidiaries	1,716	5,469	2,721
Changes in carry-forward losses and valuation allowances	4,986	1,643	(125)
Increase in taxes resulting from non-deductible expenses	112	1,426	1,105
Difference in basis of measurement for financial reporting and tax return purposes	(431)	(3,240)	(2,375)
Taxes in respect of prior years	(1,946)	(5,531)	(299)
Other differences, net (**)	(2,728)	(831)	(913)
Actual tax expenses	$25,313	$17,099	$13,624
Effective tax rate	12.47%	9.66%	13.10%
(*) Net earnings per share – amounts of the benefit resulting from the Approved and Privileged Enterprises
Basic	$0.64	$0.62	$0.27
Diluted	$0.64	$0.62	$0.27

(**) "Other differences, net" in 2013 includes a benefit of $2,300 resulting from tax rate changes in Israel and other jurisdictions.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 18 - TAXES ON INCOME (Cont.)

I.	FINAL TAX ASSESSMENTS

Final tax assessments have been received by the Company up to and including the tax year ended December
31, 2010 and by certain subsidiaries, for the years 2005 - 2011.

Note 19 -    DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair value of the Company’s outstanding derivative instruments as of December 31, 2013 and December 31, 2012 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Derivatives designated as hedging instruments
Foreign exchange contracts	$3,589	$21,100	$3,924	$3,095
Cross-currency interest rate swaps	58,154	22,415	—	—
	61,743	43,515	3,924	3,095
Derivatives not designated as hedging instruments
Foreign exchange contracts	1,411	3,638	842	1,897
	$1,411	$3,638	$842	$1,897
(*)    Presented as part of other receivables and long term other receivables.
(**)    Presented as part of other payables and long term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2013 and December 31, 2012 is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain (loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain (loss) of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Derivatives designated as hedging instruments:
Foreign exchange contracts	$13,491	$12,277	$(30,591)	$(15,831)	$(688)	$180

(*)    Presented as part of revenues/cost of sales
(**)    Presented as part of financial income (expenses), net

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The annual net effect of the cross-currency swaps was approximately $44,836 of gain, of which approximately $33,963 was offset against exchange rate difference, related to Series A Notes and long term loans are approximately $10,873 was offset against interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2013 and December 31, 2012, is summarized below:

	Forward contracts
	Buy		Sell
	December 31,		December 31,
	2013	2012	2013	2012
Euro	$60,076	$60,665	$142,451	$131,696
GBP	22,432	45,262	19,545	28,268
NIS	20,400	386,017	—	—
Other	32,087	4,344	4,682	14,871
	$134,995	$496,288	$166,678	$174,835

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

In exchange for participation in the programs by the OCS, Elbit Systems and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999 and also bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

In some cases, the Government of Israel’s participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

Elbit Systems and certain of its subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of certain technologies.

Royalties' expenses amounted to $5,496, $2,976 and $2,523 in 2013, 2012 and 2011, respectively.

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

Should the Company be unable to meet such obligations it may be subject to contractual penalties, our guarantees may be drawn upon and its chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated.

At December 31, 2013, the Company had outstanding buy-back obligations totaling approximately $1,014,000 that extend through 2023.

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

(1)In November 2012, a claim in the amount of approximately $40,000 regarding a commercial dispute was filed in the District Court of Tel-Aviv – Jaffa by Dr. Baruch Aminov against the Company, a European subsidiary of the Company and two of its officers. The Company believes that there is no merit to the allegations and responded accordingly to the court. During 2013, the plaintiff submitted a motion for exemption from payment of the required court fee. The motion was dismissed by the District Court, and plaintiff's appeal against the decision of the District Court was denied. Accordingly, the claim was dismissed due to plaintiff's non-payment of the court fee. The plaintiff submitted a motion to the Israeli Supreme Court for leave to appeal against the District Court's decision and to obtain a exemption from depositing a guarantee. The Supreme Court rejected plaintiff's motion for exemption to deposit a guarantee, and the motion for leave to appeal has not yet been considered.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.    LEGAL CLAIMS (Cont.)

(2)In November 2012, Elbit Systems and its subsidiary Elop filed a lawsuit against the Government of Israel, for damages and expenses caused in connection with the cancellation of export licenses for a project of a foreign customer. This followed the unsuccessful efforts to reach an appropriate compensatory settlement with the Government. The approximately $74,000 lawsuit was filed with the District Court of the Central Region of Israel. Elbit Systems has been attempting on an ongoing basis to mitigate damages caused by the program cancellation through utilization on other programs of assets related to the canceled program. The parties have temporarily suspended the legal proceedings pending discussions between the parties (See also Note 1(C)).

(3)In 2009, a claim in the amount of approximately $10,000 was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (“Pinpoint”) and four of its founders against Elbit Systems Holdings (1997) Ltd., as well as against a Company officer. Pinpoint is a special purpose acquisition company that was in negotiations with the Company and other shareholders of Kinetics, regarding the sale of shares in Kinetics during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that the Company’s decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. The Company believes there is no merit to the allegations made in the claim and has responded accordingly to the court. Pinpoint has submitted various affidavits to which we are in the process of responding.

(4)In 2009, Elbit Systems filed a claim in the U.S. District Court for the Southern District of Illinois against Credit Suisse Group (“CSG”). The complaint sought to recover approximately $16,000 that Elbit Systems believes was fraudulently obtained by CSG and by its subsidiary Credit Suisse Securities (USA) from Tadiran Communications Ltd. (“Tadiran Communications”) in 2007 in connection with auction rate securities purchased by Tadiran Communications through CSG. In 2008, Tadiran Communication was merged into Elbit Systems, and Tadiran Communications’ activities are currently performed as part of Elbit Systems’ wholly-owned Israeli subsidiary, Elbit Systems Land and C4I Ltd. CSG filed a motion to dismiss the claim based on a release signed by Tadiran Communications in 2007. In 2009, the case was moved to the U.S. District Court for the Southern District of New York. In January 2013, the court ruled in Elbit Systems’ favor on the motion to dismiss filed by CSG. In May 2013, the parties entered into a settlement agreement pursuant to which the claim was dismissed. As a result of the settlement the Company recorded in its 2013 income statements income in general and administrative expenses.

(5)In 2010, a claim was filed in the Supreme Court of the State of New York, County of New York by certain minority security holders of ImageSat International N.V ("ImageSat") against ImageSat, IAI, Elbit Systems and Elop claiming a breach of the Security Holders Agreement between various security holders of ImageSat, based on an alleged failure to appoint independent directors to the ImageSat board of directors. Elop held approximately 14% (7% on a fully diluted basis) of ImageSat’s issued share capital and was entitled to nominate one director to ImageSat’s board.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.    LEGAL CLAIMS (Cont.)

In September 2013, IAI, Elbit Systems and Elop reached a settlement with certain security holders of ImageSat. As part of the settlement, the proceedings against Elbit Systems and Elop in New York and in Israel were dismissed with prejudice and without payment to any party.

In January 2012, a group of minority shareholders of ImageSat (the “Petitioners”), provided ImageSat with a letter of notice, according to which the Petitioners intended to file a petition before the Joint Court of Justice of Aruba, Curacao, Saint Maarten and of Bonaire, St. Eustatia, and Sabato to make inquiry as to the policy and course of affairs at ImageSat and for other remedies authorized under the Civil Code of Curacao (the “Letter of Notice”). Although the Letter of Notice was directed at ImageSat, it contained various allegations against, among others, the Elbit Defendants (as described above in connection with the Israeli proceedings). The nature of the allegations was substantially similar to previously made in the Israeli action as described above. In March 2013, the court denied the Petitioners' request in the Letter of Notice. The period for filing an appeal has elapsed with no appeal having been filed, and the case is therefore closed.

There are no remaining outstanding legal proceedings against Elbit Systems or Elop on any of their officers or directors in respect of ImageSat.

(6)The Company is involved in other legal proceedings from time to time. Based on the advice of legal counsel, management believes such current proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

D.    LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2013, are as follows:

2014	$27,181
2015	21,010
2016	17,113
2017	14,096
2018	13,264
2019 and thereafter (*)	87,842
$180,506

Lease expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $17,074, $16,466 and $17,837, respectively.

(*)    During 2012 the Company entered into lease agreement for a new complex with Ogen Yielding Real Estate Ltd. The lease period of the new complex is 15 years that will begin after the conclusion of the construction during 2015. The expected lease fee will be approximately $3,000 per annum.

E.    GUARANTEES

(1)As of December 31, 2013, guarantees in the amount of approximately $945,300 were issued by banks on behalf of Company’s entities mainly in order to secure certain advances from customers and performance bonds.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

E.    GUARANTEES (Cont.)

(2)Elbit Systems has provided, on a basis proportional basis to its ownership interest, guarantees for three of its investees in respect of credit lines granted to them by banks amounting to $7,249 as of December 31, 2013 (2012 - $7,514). The guarantees will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantee for any debt for which the investees would be in default under the terms of the credit lines. The fair value of such guarantees, as of December 31, 2013, was not material.

In 2012, the Company recorded an accrual for a contingent liability of $2,100, regarding a guarantee that was provided on a basis proportional to the Company's ownership interest, in respect of a credit line of one of our investees.

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

As of December 31, 2013, the Company met all financial covenants.

G.    CONTINGENT LIABILITIES AND GUARANTEES

As of December 31, 2012, one of the Company's subsidiaries had a project in a total amount of approximately $11,500. The subsidiary provided the Customer advance and performance guarantees related to the above mentioned project in the amount of approximately $2,700. During 2013 the Company and the customer agreed on the termination terms of the project and the guarantees were canceled.

H.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2013 and 2012, the purchase commitments were $1,166,000 and $949,000, respectively.

I.	FIXED LIENS

In order to secure bank loans and bank guarantees in the amount of $945,300 as of December 31, 2013, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

J.	LIEN ON APPROVED ENTERPRISES

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

According to the Plan, the options granted on a certain date (the “Commencement Date”) will become vested and exercisable in accordance with the following vesting schedule:

(1)Fifty percent (50%) of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2)An additional twenty-five percent (25%) of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3)The remaining twenty-five (25%) of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

The options expire no later than five years from the date of grant, subject to the 2011 and 2012 amendments described below.

Elbit Systems granted options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance.

As of December 31, 2013, 73,926 Options were available for future grant under the Plan (regular and cashless).

In November 2011, pursuant to an amendment to the Plan, the Company extended the expiration date of certain fully vested options granted under the Plan for one additional year. Such options granted during 2007 expired during 2013, no longer than six years from the date of grant. As a result of the amendment, the Company recorded one-time compensation expenses of approximately $980.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

B.	2007 STOCK OPTION PLAN (Cont.)

In November 2012, pursuant to an amendment to the Plan, the Company extended the expiration date of certain fully vested options granted under the plan for one additional year, and recorded a one-time compensation expense of approximately $2,400.

C. STOCK OPTION PLAN ACTIVITY

A summary of Elbit Systems’ share option activity under the stock option plan is as follows:

	2013		2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of the year	1,385,492	$36.95	1,450,890	$37.07	1,635,305	$35.96
Granted	21,000	39.60	30,000	35.21	63,300	50.74
Exercised	(1,094,592)	33.61	(69,898)	33.19	(226,965)	32.41
Forfeited	(44,300)	53.47	(25,500)	51.83	(20,750)	42.33
Outstanding – end of the year	267,600	$48.09	1,385,492	$36.95	1,450,890	$37.07
Options exercisable at the end of the year	190,300	$50.04	1,271,266	$36.07	1,292,806	$35.17

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, of that year. This amount changes, based on the fair market value of the Company’s stock. Aggregate intrinsic value of outstanding options as of December 31, 2013 and 2012 amounted to $3,378 and $4,294, respectively. In addition, the total intrinsic value of options exercised for the year ended December 31, 2013 was $29,663. As of December 31, 2013, there was $592 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems’ stock option plan. That cost is expected to be recognized over a weighted average period of two years.

As of December 31, 2013, 267,167 options were vested and expected to be vested at a weighted average exercise price of $48.09 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2013 is approximately one year and their aggregate intrinsic value is approximately $3,371.

D. OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

The options outstanding as of December 31, 2013, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
$33.10 - $63.85	267,600	1.42	$48.09	190,300	$50.04

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

D. OUTSTANDING OPTIONS AND COMPENSATION EXPENSES (Cont.)

Compensation expense related to the 2007 Option Plan amounted to $440, $3,028 and $1,996 was recognized during the years ended December 31, 2013, 2012 and 2011, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2013	2012	2011
Cost of revenues	$259	$1,785	$924
R&D and marketing expenses	62	425	458
General and administration expenses	119	818	614
	$440	$3,028	$1,996

E.	WEIGHTED AVERAGE EXERCISE PRICE

The weighted average exercise price and fair value of options granted during the years ended December 31, 2013, 2012 and 2011 were:

	Less than market price Year ended December 31,
	2013	2012	2011
Weighted average exercise price per share	$39.60	$35.21	$50.74
Weighted average fair value per share on grant date	$9.74	$8.45	$12.12

F.	COMPUTATION OF EARNINGS PER SHARE

Computation of basic and diluted net earnings per share:

	Year ended December 31, 2013			Year ended December 31, 2012			Year ended December 31, 2011
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$183,417	42,139	$4.35	$167,879	42,190	$3.98	$90,288	42,764	$2.11

Effect of dilutive securities:
Employee stock options	—	156		—	87		—	367
Diluted net earnings	$183,417	42,295	$4.34	$167,879	42,277	$3.97	$90,288	43,131	$2.09

(*) In thousands

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

G.    SHARE REPURCHASE PROGRAM

In September 2011, the Board of Directors authorized the Company to repurchase up to one million of its ordinary shares through September 2012. The repurchases were made from time to time in the open market on the TASE. The repurchase activity depended on factors such as the Company’s working capital needs, its cash requirements, its stock price and economic and market conditions. In 2012, the Company repurchased 759,632 ordinary shares (240,368 in 2011) for approximately $26,006 ($10,101 in 2011). There were no share repurchases made in 2013.

H.	ESA NON-EMPLOYEE DIRECTORS SAR PLAN

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

As of December 31, 2013, there were 9,000 outstanding SARs, of which 9,000 were fully vested at a weighted average exercise price per share of $52.16. During 2013, 21,000 SARs expired.

I.    2012 PHANTOM OPTION RETENTION PLAN

In August 2012, the Company’s Board of Directors approved a “Phantom Option Retention Plan” for Senior Officers (the “Plan”). In August 2013 the plan was extended to include other Officers of the Company.

The Plan provides for phantom options which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. As of December 31, 2013, 1,078,507 phantom option units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $40.51.

The benefit earned for each year of a tranche will be the difference between the basic price and the closing price of the Company’s share for that year, as defined in the Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $5,055 and $312 in the years ended December 31, 2013 and 2012, respectively, as compensation costs related to the phantom options granted in those years under the Plan.

J.    DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 22 -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.     REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS:

	Year ended December 31,
	2013	2012	2011
Europe	$546,699	$561,142	$552,379
North America	860,653	909,395	890,686
Israel	705,683	519,852	697,261
Latin America	282,957	258,761	165,516
Asia Pacific	448,133	568,458	459,952
Other	81,026	70,999	51,671
	$2,925,151	$2,888,607	$2,817,465

B.    REVENUES ARE GENERATED BY THE FOLLOWING AREAS OF OPERATIONS:

	Year ended December 31,
	2013	2012	2011
Airborne systems	$1,133,101	$1,054,468	$969,446
Land vehicles systems	309,287	374,487	405,294
C4ISR systems	1,071,370	1,017,638	996,382
Electro-optic systems	313,904	324,135	300,158
Other (*)	97,489	117,879	146,185
	$2,925,151	$2,888,607	$2,817,465

(*)    Mainly non-defense engineering and production services.

C.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year ended December 31,
	2013	2012	2011
IMOD	22%	15%	23%
U.S. Government	6%	8%	8%

D.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

	Year ended December 31,
	2013	2012	2011
Israel	$910,213	$863,945	$875,935
U.S.	179,243	208,309	208,640
Other	61,702	144,594	196,105
	$1,151,158	$1,216,848	$1,280,680

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands)

Note 23 -    RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2013	2012	2011
Total expenses	$263,314	$276,458	$288,668
Less – grants and participations	(42,832)	(43,071)	(47,576)
	$220,482	$233,387	$241,092

Note 24 -    FINANCIAL EXPENSES, NET

	Year ended December 31,
	2013	2012	2011
Expenses:
Interest on long-term bank debt	$(4,825)	$(7,148)	$(7,214)
Interest on Series A Notes, net	(9,715)	(10,787)	(5,753)
Interest on short-term bank credit and loans	(2,444)	(2,528)	(3,802)
Loss on marketable securities	—	—	(2,464)
Gain (loss) from exchange rate differences, net	(12,307)	126	7,565
Other	(11,145)	(9,923)	(10,839)
	(40,436)	(30,260)	(22,507)
Income:
Interest on cash, cash equivalents and bank deposits	1,035	1,821	2,579
Other	2,091	2,353	6,359
	3,126	4,174	8,938
	$(37,310)	$(26,086)	$(13,569)

Note 25 -    OTHER INCOME, NET

	Year ended December 31,
	2013	2012	2011
Capital gain	$855	$—	$1,748
Other	82	78	161
	$937	$78	$1,909

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
U.S. dollars (In thousands)

Note 26 -    RELATED PARTIES' TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2013	2012	2011
Income -
Sales to affiliated companies (*)	$116,805	$98,884	$53,490
Participation in expenses	$2,330	$2,063	$3,923
Cost and expenses -
Supplies from affiliated companies (**)	$16,166	$10,908	$44,840

Balances:	December 31,
	2013	2012
Trade receivables and other receivables (*)	$59,889	$24,121
Trade payables and advances(**)	$17,103	$18,475

The purchases from related parties are made at arm’s length. The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	The significant sales and balances include sales of helmet mounted cueing systems purchased from the Company by VSI/RCEVS.

(**)	Includes electro-optics components and sensors, purchased by the Company from SCD, and electro-optics products, purchased by the Company from Opgal.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year ended December 31, 2013:
Provisions for Losses on Long-Term Contracts (*)	129,215	38,928	27,884	—	140,259
Provisions for Claims and Potential Contractual Penalties and Others	6,846	2,561	199	—	9,208
Allowance for Doubtful Accounts	9,128	—	2,011	—	7,117
Valuation Allowance on Deferred Taxes	4,372	6,162	1,176	—	9,358

Year ended December 31, 2012:
Provisions for Losses on Long-Term Contracts (*)	196,980	32,996	100,761	—	129,215
Provisions for Claims and Potential Contractual Penalties and Others	8,236	648	2,038	—	6,846
Allowance for Doubtful Accounts	6,861	2,865	598	—	9,128
Valuation Allowance on Deferred Taxes	1,302	4,240	1,169	—	4,372

Year ended December 31, 2011:
Provisions for Losses on Long-Term Contracts (*)	136,070	104,560	43,650	—	196,980
Provisions for Claims and Potential Contractual Penalties and Others	6,618	2,160	542	—	8,236
Allowance for Doubtful Accounts	11,215	56	4,410	—	6,861
Valuation Allowance on Deferred Taxes (**)	160	1,302	160	—	1,302

*
An amount of $74,509, $64,065 and $76,017 as of December 31, 2011, 2012 and 2013, respectively, is presented as a deduction from inventories, and an amount of $122,471, $65,150 and $64,242 as of December 31, 2011, 2012 and 2013, respectively, is presented as part of other accrued expenses in the category of “Cost Provisions and Other.” An amount of $18,467 and $18,249 as of December 31, 2012 and 2013, respectively, is presented as other accrued expenses and is related to the cessation of a program with a foreign customer, of which $13,300 was included in long-term liabilities.

**	An amount of $21,500 was deducted as a result of a prior year adjustment.

S-1