Form 20-F
period 2014-12-31
ELBIT SYSTEMS LTD
filed 2015-03-11
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2014
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,685,495 Ordinary Shares

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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
The name "ELBIT SYSTEMS," our logo, brand, product, service and process names appearing in this document are the trademarks of the Company or our affiliated companies. All other brand, product, service and process names appearing in this document are the trademarks of their respective holders and appear for informational purposes only.  Reference to or use of any third party mark, product, service or process name herein does not imply any recommendation, approval, affiliation or sponsorship of any product or service of that mark. product, service or process name. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of the Company or any of our affiliated companies.

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

Item 3.    Key Information.

Selected Financial Data

The following selected consolidated financial data of the Company as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 are derived from our audited consolidated financial statements, including our audited consolidated financial statements as of December 31, 2013 and 2014, and for each of the years ended December 31, 2012, 2013 and 2014, which appear in Item 18 in this annual report on Form 20-F. You should read the audited consolidated financial statements appearing in Item 18 together with the selected financial data set forth below. (For non-GAAP financial data see Item 5. Operating and Financial Review and Prospects – Non-GAAP Financial Data.)

	Years Ended December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in millions, except for per share amounts)
Income Statement Data:
Revenues	2,670.1	2,817.5	2,888.6	2,925.2	2,958.2
Cost of revenues	1,872.2	2,085.5	2,072.7	2,100.3	2,133.2
Gross profit	797.9	732.0	815.9	824.9	825.1
Research and development expenses, net	234.1	241.1	233.4	220.5	228.0
Marketing and selling expenses	230.0	235.9	241.9	235.5	216.5
General and administrative expenses	131.2	139.3	137.5	129.5	139.6
Gain from changes in holdings	(4.7)	—	—	—	(6.0)
Total operating expenses	590.6	616.3	612.8	585.5	578.1
Operating income	207.3	115.7	203.1	239.4	246.9
Financial expenses, net	(21.3)	(13.6)	(26.1)	(37.3)	(47.5)
Other income, net	13.3	1.9	0.1	0.9	0.1
Income before taxes on income	199.3	104.0	177.1	203.0	199.5
Taxes on income	24.0	13.6	17.1	25.3	25.6
Equity in net earnings of affiliated companies and partnerships	18.8	15.4	11.2	13.0	5.5
Net income from continuing operations, net	194.1	105.8	171.2	190.7	179.4
Income (loss) from discontinued operations, net	0.9	(16.0)	(0.6)	0.7	—
Net income	195.0	89.8	170.6	191.4	179.4
Less: net income (loss) attributable to non-controlling interests	(11.5)	0.5	(2.6)	(8.0)	(8.4)
Income attributable to Elbit Systems’ shareholders	$183.5	$90.3	$168.0	$183.4	$171.0
Earnings per share:
Basic net earnings per share
Continuing operations	$4.29	$2.33	$3.99	$4.34	$4.01
Discontinued operations	0.01	(0.22)	(0.01)	0.01	—
Total	$4.30	$2.11	$3.98	$4.35	$4.01
Diluted net earnings per share
Continuing operations	$4.24	$2.31	$3.98	$4.33	$4.01
Discontinued operations	0.01	(0.22)	(0.01)	0.01	—
Total	$4.25	$2.09	$3.97	$4.34	$4.01

	As of December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in millions, except for per share amounts)
Balance Sheet Data:
Cash, cash equivalents, short-term bank deposits and marketable securities	$215	$224	$265	$265	$306
Working capital	382	236	375	561	626
Long-term deposits, marketable securities and other receivables	52	12	19	53	18
Long-term trade and unbilled receivables	90	163	230	243	213
Property, plant and equipment, net	504	518	501	481	442
Total assets	3,616	3,721	3,811	3,933	4,021
Long-term debt	292	302	174	224	221
Series A Notes, net of current maturities	273	235	409	378	294
Capital stock	294	245	249	268	272
Elbit Systems shareholders’ equity	967	898	1,017	1,177	1,227
Non-controlling interests	39	29	34	17	12
Total equity	1,005	928	1,051	1,194	1,239
Number of outstanding ordinary shares of NIS 1 par value (in thousands)	42,693	42,608	41,882	42,587	42,685
Dividends paid per ordinary share with respect to the applicable year	$1.44	$1.44	$1.2	$1.20	$1.28

Risk Factors

General Risks Related to Our Business and Market

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DoD), the U.S. Department of Homeland Security and defense and homeland security agencies of certain other countries, pursuant to contracts awarded to us under defense and homeland security-related programs. The funding of these programs is subject to government budgeting decisions affected by numerous factors, including geo-political events and macro-economic conditions that are beyond our control. In recent years the U.S., certain European governments and governments of various other countries have reduced their defense budgets. Government spending under our contracts may cease or may be reduced, which would cause a negative effect on our revenues, results of operations, cash flow and financial condition.

Certain of our contracts may be terminated for convenience of the customer. Our contracts with governments often contain provisions permitting termination for convenience of the customer. Our subcontracts with non-governmental prime contractors sometimes contain similar provisions allowing the prime contractors to terminate for their convenience. In a minority of contracts with our customers, an early termination for convenience would not entitle us to reimbursement for a proportionate share of our fee or profit for work still in progress.

We depend on governmental approval of our exports. Our international sales, as well as our international procurement of skilled human resources, technology and components, depend largely on export license approvals from the governments of Israel, the U.S. and other countries. If we fail to obtain material approvals in the future, or if material approvals previously obtained are revoked or expire and are not renewed, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, revenues, assets, liabilities and results of operations. (See Item 4. Information on the Company – Governmental Regulation.)

As a government contractor, we are subject to procurement and anti-bribery rules and regulations. We are required to comply with government contracting rules and regulations relating to, among other things, cost accounting, anti-bribery and procurement integrity, which increase our performance and compliance costs. (See Item 4. Information on the Company – Governmental Regulation.) Failure to comply with these rules and regulations could result in the modification, termination or reduction of the value of our contracts, the assessment of penalties and fines, or suspension or debarment from government contracting or subcontracting for a period of time, all of which could negatively impact our results of operations and financial condition. We are engaged in activities in certain markets considered to be high risk from an anti-bribery compliance perspective, and investigations by government agencies in the anti-bribery area are becoming more prevalent.

We face other risks in our international operations. We derive a significant portion of our revenues from international sales. Changes in international, political, economic or geographic events could cause significant reductions in our revenues, which could harm our business, financial condition and results of operations. In addition to the other risks from international operations set forth elsewhere in these Risk Factors, some of the risks of doing business internationally include imposition of tariffs and other trade barriers and restrictions, political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships and increasing instances of terrorism worldwide. Some of these risks may be affected by Israel’s overall political situation. (See “Risks Related to Our Israeli Operations” below.)

Funding obligations to our pension plans could reduce our liquidity. Funding obligations for certain of our pension plans are impacted by the performance of the financial markets and interest rates. When interest rates are low, or if the financial markets do not provide expected returns, we may be required to make additional contributions to these pension plans. Volatility in the equity markets or actuarial changes in mortality tables can change our estimate of future pension plan contribution requirements. (See Item 18. Financial Statements – Notes 2(S) and 17.)

We face currency exchange risks. In recent years more of our revenues have been generated in currencies other than the U.S. dollar (our financial reporting currency), mainly New Israeli Shekels (NIS), Great Britain Pounds (GBP), Euros, Brazilian reals, Australian dollars and Indian rupees. As a result, we have become increasingly subject to exchange rate fluctuations between the U.S. dollar and the other currencies in which we conduct our business. For example, we could be negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Also, because many of our expenses are denominated in NIS, our reported financial results could be adversely affected by exchange rate risks between the U.S. dollar and the NIS. Certain currency derivatives we use to hedge against exchange rate fluctuations may not fully protect against such changes in the event of sharp exchange rate fluctuations over a short period. In addition, our international operations could expose us to the risks of price controls, restrictions on the conversion or repatriation of currencies, or even devaluations or hyperinflation in the case of currencies issued by countries with unstable economies. All of these currency-related risks could have a material adverse effect on our financial condition and financial results. (See below “Risks Related to Our Israeli Operations – Changes in the U.S. Dollar – NIS Exchange Rate” and Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates.)

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

Due to consolidation in our industry, we are more likely to compete with certain potential customers. As the number of companies in the defense industry has decreased in recent years, the market share of some prime contractors has increased. Some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas. Thus, at times we could be seeking business from certain of these prime contractors, while at other times we could be in competition with some of them. Failure to maintain good business relations with these major contractors could negatively impact our business.

We face risks of changes in costs under fixed-price contracts. Most of our contracts are fixed-price contracts, as opposed to cost-plus or cost-share type contracts. Generally, a fixed-price contract price is not adjusted as long as the work performed falls within the original contract scope. Therefore, under these contracts we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk of adverse effects on our financial performance from such increased or unexpected costs can be particularly significant under a fixed-price contracts for which we recognize profit or loss on a “percentage-of-completion” basis, and for which changes in estimated gross profit/loss are recorded on a "cumulative catch-up basis." (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2(T) (Significant Accounting Polities - Revenue Recognition).) The costs most likely to fluctuate under our fixed price contracts relate to internal design and engineering efforts. However, we do not believe changes in the market costs of particular commodities that may be used in the production of our products are likely to present a material risk to our costs.To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which would have a negative effect on our results of operations, financial position and cash flow.

We face fluctuations in revenues and profit margins. Our revenues may fluctuate between periods due to changes in pricing, sales volume or project mix. Moreover, because certain of our project revenues are recognized upon achievement of performance milestones, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margin may vary significantly during the course of a project as a result of changes in estimated project gross profits that are recorded in results of operations on a cumulative catch-up basis pursuant to the percentage-of-completion accounting method. (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2(T) (Significant Accounting Polities - Revenue Recognition).) As a result, our financial results for prior periods may not provide a reliable indicator of our future results.

Our backlog of projects under contract is subject to unexpected adjustments, delays in payments and cancellations. Our backlog includes revenue we expect to record in the future from signed contracts and certain other commitments. Many projects may remain in our backlog for an extended period of time because of the size or long-term nature of the contract. In addition, from time to time, for reasons beyond our control, projects are delayed, scaled back, stopped or cancelled, or the customer delays making payments, which may adversely affect the revenue, profit and cash flow that we ultimately receive from contracts reflected in our backlog.

We may experience production delays or liability if suppliers fail to make compliant or timely deliveries. The manufacturing process for some of our products largely consists of the assembly, integration and testing of purchased components. Some components are available from a small number of suppliers, and in a few cases a single source. If a supplier stops delivery of such components, finding another source could result in added cost and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule or other obligations we could be held liable by our customers, and we may be unable to obtain full or partial recovery from our subcontractors for those liabilities. The foregoing risks could have a material adverse effect on our operating results.

We may be affected by failures of our prime contractors. We often act as a subcontractor, and a failure of our prime contractor to meet its obligations may affect our ability to receive payments under our subcontract.

Undetected problems in our products could impair our financial results and give rise to potential product liability claims. If there are defects in the design, production or testing of our or our subcontractors’ products and systems, including our products sold for public safety purposes in the homeland security area, we could face substantial repair, replacement or service costs and potential liability and damage to our reputation. In addition, we must comply with regulations and practices to prevent the use of parts and components that are considered as counterfeit. We may not be able to obtain product liability or other insurance to fully cover such risks, and our efforts to implement appropriate design, testing and manufacturing processes for our products or systems may not be sufficient to prevent such occurrences, which could have a material adverse effect on our business, results of operations and financial condition.

Our future success depends on our ability to develop new offerings and technologies for our current and future markets. To compete in the markets we serve, we must successfully develop new, or adapt or modify our existing, offerings and technologies for our current core defense and homeland security markets and our future markets. Some of our systems and products are installed on platforms that may have a limited life or become obsolete. Accordingly, our future success will require that we:

•identify emerging technological trends;
•identify additional uses for our existing technology to address customer needs;
•develop and maintain competitive products and services;
•add innovative solutions that differentiate our offerings from those of our competitors;
•bring solutions to the market quickly at cost-effective prices;
•develop working prototypes as a condition to receiving contract awards; and

•	structure our business, through joint ventures, teaming agreements and other forms of alliances, to reflect the competitive environment.
We will need to invest significant financial resources to pursue these goals, and there can be no assurance that adequate financial resources will continue to be available to us for these purposes. Our customers frequently require demonstration of working prototypes prior to awarding contracts for new programs or require short delivery schedules which may cause us to purchase long-lead items or material in advance of receiving the contract award. Moreover, due to the design complexity of our products, we may experience delays in developing and introducing new products. Such delays could result in increased costs and development efforts, deflect resources from other projects or increase the risk that our competitors may develop competing technologies that gain market acceptance in advance of our products. If we fail in our new product development efforts, or our products or services fail to achieve market acceptance more rapidly than the products or services of our competitors, our ability to procure new contracts could be negatively impacted, which would negatively impact our results of operations and financial condition.

Our business depends on proprietary technology that may be infringed. Many of our systems and products depend on our proprietary technology for their success. Like other technology-oriented companies, we rely on a combination of patents, trade secrets, copyrights and trademarks, together with non-disclosure agreements, confidentiality provisions in sales, procurement, employment and other agreements and technical measures to establish and protect proprietary rights in our products. Our ability to successfully protect our technology may be limited because:

•	intellectual property laws in certain jurisdictions may be relatively ineffective;

•	detecting infringements and enforcing proprietary rights may divert management’s attention and company resources;

•	contractual measures such as non-disclosure agreements and confidentiality provisions may afford only limited protection;

•	our patents may expire, thus providing competitors access to the applicable technology;

•	competitors may independently develop products that are substantially equivalent or superior to our products or circumvent our intellectual property rights; and

•	competitors may register patents in technologies relevant to our business areas.
In addition, various parties may assert infringement claims against us. The cost of defending against infringement claims could be significant, regardless of whether the claims are valid. If we are not successful in defending such claims, we may be prevented from the use or sale of certain of our products, liable for damages and required to obtain licenses, which may not be available on reasonable terms, any of which may have a material adverse impact on our business, results of operation or financial condition.

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

In addition, we have been subject to attempted cyber attacks, and we face the ongoing threat to our computer systems of unauthorized access, computer hackers, computer viruses, malicious code, organized cyber attacks and other security problems and system disruptions. We devote significant resources to the security of our computer systems, but such systems may remain vulnerable to these threats despite our efforts. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could have a material adverse effect on our business, results of operations and financial condition.

We sometimes have risks relating to financing for our programs. A number of our major projects require us to arrange, or to provide, guarantees in connection with the customer’s financing of the project. These include commitments by us as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to drawdown against advance payment guarantees if we were to default under the applicable contract. In addition, some customers require that the payment period under the contract be extended for a number of years, sometimes beyond the period of contract performance. We may face difficulties in issuing guarantees or providing financing for our programs, including in cases where a customer encounters impaired ability to continue to comply with extended payment terms. Moreover, if we are required to provide significant financing for our programs, this could result in increased leverage on our balance sheet. (See Item 4. Information on the Company – Financing Terms.)

We are subject to buy-back obligations. A number of our international programs require us to meet “buy-back” obligations. (See Item 5. Operating and Financial Review and Prospects – Off Balance Sheet Transactions.) Should we, or the local companies we contract with, be unable to meet such obligations we may be subject to contractual penalties and our chances of receiving further business from the applicable customers could be reduced or, in certain cases, eliminated.

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

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner. We are party to collective bargaining agreements that cover a substantial number of our employees, which number could increase as a result of future acquisitions of companies. We have faced and may face future attempts to unionize additional parts of our organization. Disputes with trade unions or other labor relations difficulties, as well as failure to timely amend or extend collective bargaining agreements, could lead to worker disputes, slow-downs, strikes and other measures, which could negatively impact our results of operations.

We face acquisition and integration risks. From time to time we make equity or asset acquisitions and investments in companies and technology ventures. (See Item 4. Information on the Company – Recent Acquisitions, Mergers and Divestitures.) Such acquisitions involve risks and uncertainties such as:

•	our pre-acquisition due diligence may fail to identify material risks;

•	acquisitions may result in significant additional unanticipated costs associated with price adjustments or write-downs;

•	we may not integrate newly-acquired businesses and operations in an efficient and cost-effective manner;

•	we may fail to achieve the strategic objectives, cost savings and other benefits expected from acquisitions;

•	the technologies acquired may not prove to be those needed to be successful in our markets or may not have adequate intellectual property rights protection;

•
we may assume significant liabilities that exceed the enforceability or other limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for regulatory compliance issues, such as anti-corruption and environmental compliance, that may result in our incurring successor liability;

•	we may fail to retain key employees of the acquired businesses;

•	the attention of senior management may be diverted from our existing operations; and

•
certain of our newly acquired operating subsidiaries in various countries could be subject to more restrictive regulations by the local authorities after our acquisition, including regulations relating to foreign ownership of local companies.

Our acquisitions are subject to governmental approvals. Most countries require local governmental approval of acquisitions of domestic defense businesses, which approval may be denied, or subject to unfavorable conditions, if the local government determines the acquisition is not in its national interest. We may also be unable to obtain antitrust approvals for certain acquisitions as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

Our share price may be volatile and may decline. Numerous factors, some of which are beyond our control and unrelated to our operating performance or prospects, may cause the market price of our ordinary shares to fluctuate significantly. Factors affecting market price include, but are not limited to: (i) variations in our operating results and ability to achieve our key business targets; (ii) sales or purchases of large blocks of stock; (iii) changes in securities analysts’ earnings estimates or recommendations; (iv) differences between reported results and those expected by investors and securities analysts; and (v) changes in our business including announcements of new contracts by us or by our competitors. In addition, we could be subject to securities class action litigation following periods of volatility in the market price of our ordinary shares.

Other general factors and market conditions that could affect our stock price include changes in: (i) the market’s perception of our business; (ii) the businesses, earnings estimates or market perceptions of our competitors or customers; (iii) the outlook for the defense and homeland security industries; (iv) general market or economic conditions unrelated to our performance; (v) the legislative or regulatory environment; (vi) government defense spending or appropriations; (vii) military or defense activities worldwide; (viii) the level of national or international hostilities; and (ix) the general geo-political environment.

We have risks related to our issuance of Series A Notes under an Israeli debt offering. We face various risks relating to our issuance of Series A Notes (the Notes). (See Items 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Israeli Debt Offering.) This includes the risk that we may not be able to maintain in the future the rating level assigned to the Notes.

We have risks related to the inherent limitations of internal control systems. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud, which may not be detected. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that its objectives are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts, by collusion of two or more persons or by management override of the controls. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with applicable policies or procedures may deteriorate. (See Item 15. Controls and Procedures.)

Risks Related to Our Israeli Operations

Conditions in Israel may affect our operations. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. An ongoing state of hostility, varying in degree and intensity has led to security and economic problems for Israel. For a number of years there have been continuing hostilities between Israel and the Palestinians. This includes hostilities with the Islamic movement Hamas in the Gaza Strip, which have adversely affected the peace process and at times resulted in armed conflicts. Such hostilities have negatively influenced Israel’s economy as well as impaired Israel's relationships with several other countries. Israel also faces threats from Hezbollah militants in Lebanon, from ISIS and rebel forces in Syria, from the government of Iran and other potential threats from additional countries in the region. Moreover, some of Israel's neighboring countries have recently undergone or are undergoing significant political changes. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel,with Israeli companies or with Israeli-owned companies operating in other countries. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. See above “General Risks Related to Our Business and Market.” There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

Reduction in Israeli government spending or changes in priorities for defense products may adversely affect our earnings. The Israeli government may reduce its expenditures for defense items or change its defense priorities in the coming years. In addition, the Israeli defense budget may be adversely affected if there is a reduction in U.S. foreign military assistance. See above "General Risks Related to Our Business and Market." Any of the foregoing circumstances could have an adverse effect on our operations.

Israel’s economy may become unstable. From time to time Israel’s economy may experience inflation or deflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the government of Israel has intervened in the economy employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. Reoccurrence of previous destabilizing factors could make it more difficult for us to operate our business as we have in the past and could adversely affect our business.

Changes in the U.S. dollar – NIS exchange rate. The exchange rate between the NIS and the U.S. dollar has fluctuated in recent years. For example, at the end of 2012, 2013 and 2014, the NIS/U.S. dollar exchange rate was 3.733, 3.471 and 3.889, respectively. These changes in the exchange rate represented a strengthening of the NIS against the U.S. dollar of approximately 7% in 2013 and a devaluation of the NIS against the U.S. dollar of approximately 12% in 2014. During 2014, the NIS/U.S. dollar exchange rate fluctuated. For example, at the end of each of the fiscal quarters of 2014, the exchange rate of the NIS against the U.S. dollar was 3.457, 3.438, 3.695 and 3.889, respectively. During the first two months of 2015, the NIS devaluated against the U.S. dollar by approximately 2%, and the NIS/U.S. dollar exchange rate as of February 28, 2015 was 3.966. While most of our sales and expenses are denominated in U.S. dollars, a significant portion of our expenses is paid in NIS, and most of our sales to customers in Israel are in NIS. Our primary expenses paid in NIS that are not linked to the dollar are employee expenses in Israel and lease payments on some of our Israeli facilities. As a result, if we do not hedge our position in NIS, a change in the value of the NIS compared to the dollar could affect our research and development expenses, manufacturing labor costs and general and administrative expenses, and as a result, our profits. (See Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates – Inflation and Currency Exchange Rates.)

Israeli government programs and tax benefits may be terminated or reduced in the future. We participate in programs of the Israeli Office of the Chief Scientist (OCS) and the Israel Investment Center, for which we receive tax and other benefits as well as funding for the development of technologies and products. (See Item 4. Information on the Company – Conditions in Israel – Office of Chief Scientist (OCS) and Investment Center Funding.) If we fail to comply with the conditions applicable to these programs, we may be required to pay additional taxes and penalties or make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available in the future at their current levels or at all.

Israeli law regulates acquisition of a controlling interest in Israeli defense industries. Israeli legislation regarding the domestic defense industry requires Israeli government approval of an acquisition of a 25% or more equity interest (or a smaller percentage that constitutes a “controlling interest”) in companies such as Elbit Systems. Such approval may be subject to additional conditions relating to transfers of ownership. This could limit the ability of a potential purchaser to acquire a significant interest in our shares. (See Item 4. Information on the Company – Governmental Regulation – Approval of Israeli Defense Acquisitions.)

Israel has stringent export control regulations. Israeli law regulates the export of defense products and systems and “dual use” items (items that are typically sold in the commercial market but that may also be used in the defense market). If government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed or canceled, our ability to export our products from Israel could be negatively impacted, thus causing a reduction in our revenues and a potential material negative impact on our financial results. (See Item 4. Information on the Company – Governmental Regulation – Israeli Export Regulations.)

We may rely on certain Israel “home country” corporate governance practices which may not afford stockholders the same protection afforded to shareholders of U.S. companies. As a foreign private issuer for purposes of U.S. securities laws, Nasdaq rules allow us to follow certain Israeli “home country” corporate governance practices in lieu of the corresponding Nasdaq corporate governance rules. In the event we elect to adopt such home country practices, shareholders may not have the same level of rights or protections in certain matters as those of shareholders of U.S. domestic companies.

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

Item 4.    Information on the Company.

Business Overview

Major Activities

We are an international high technology company engaged in a wide range of programs throughout the world. We develop and supply a broad portfolio of airborne, land and naval systems and products for defense, homeland security and commercial aviation applications. Our systems and products are installed on new platforms, and we also perform comprehensive platform modernization programs. In addition, we provide a range of support services.

Our major activities include:

•military aircraft and helicopter systems;
•helmet mounted systems;
•commercial aviation systems and aerostructures;
•unmanned aircraft and unmanned surface vessels;
•land vehicle systems;
•command, control, communications, computer and intelligence (C4I) systems;
•intelligence and cyber systems;
•electro-optic and countermeasures systems;
•homeland security systems;
•electronic warfare and signal intelligence systems; and
•various commercial activities.
Many of these major activities have a number of common and related elements. Therefore, certain of our subsidiaries, divisions or other operating units often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these areas of activities.

Principal Market Environment

We operate primarily in the defense and homeland security arenas. The nature of military and homeland security actions in recent years, including low intensity conflicts and ongoing terrorist activities, as well as budgetary pressures to focus on leaner but more technically advanced forces, have caused a shift in the defense and homeland security priorities for many of our major customers. As a result we believe there is a continued demand in the areas of C4I systems, intelligence, surveillance and reconnaissance (ISR) systems, network centric information systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems (UAS), unmanned surface vessels (USVs), remote controlled systems, cyber-defense systems, space and satellite based defense capabilities and homeland security solutions. There is also a continuing demand for cost effective logistic support and training and simulation services. We believe our synergistic “one-company” approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in many of these areas.

We tailor and adapt our technologies, integration skills, market knowledge and operationally-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced technologies, we provide customers with cost-effective solutions, and our customers are able to improve their technological and operational capabilities within limited budgets. We are experienced in providing “systems of systems”, which enables us to provide overall solutions in a range of areas to meet our customers’ comprehensive defense, homeland security and safety needs.

The worldwide defense and homeland security markets have been characterized in recent years by significant consolidation and merger and acquisition activities. Part of our growth strategy includes our continued activity in mergers and acquisitions both in Israel and internationally. We operate as a multi-domestic, “global – local (GloCal)” organization in order to meet the needs of our customers around the world. The Company’s structure enables us to benefit from the synergy of our overall capabilities while at the same time focus on local requirements.

Company History

We have many decades of operational experience. Our predecessor Elbit Ltd. was incorporated in Israel in 1966 as Elbit Computers Ltd. Elbit Systems was formed in 1996, as part of the Elbit Ltd. corporate demerger, under which Elbit Ltd.’s defense related assets and business were spun-off to us. From its founding in 1966 until the demerger, Elbit Ltd. was involved in a wide range of defense-related airborne, land, naval and C4I programs throughout the world. We continue these activities today, together with the activities of companies we have acquired and activities relating to newly developed areas, as the largest non-government-owned defense company in Israel. Several of our subsidiaries in Israel and around the world have decades of experience in their respective markets. Our companies have collectively been awarded the Israel Defense Prize ten times, recognizing extraordinary contributions to defense technological innovations.

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

Revenues

The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2012, 2013 and 2014:

	2012	2013	2014
	(U.S. dollars in millions)

Airborne systems	$1,054	$1,133	$1,198
Land systems	375	309	275
C4ISR systems	1,018	1,071	1,118
Electro-optic systems	324	314	265
Other (mainly non-defense engineering and production services)	118	98	102
Total	$2,889	$2,925	$2,958

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2012, 2013 and 2014:

	2012	2013	2014

Israel	18%	24%	22%
North America (U.S. and Canada)	31%	29%	28%
Europe	20%	19%	16%
Latin America	9%	10%	15%
Asia-Pacific	20%	15%	18%
Others	2%	3%	2%

Subsidiary Organizational Structure

Our beneficial ownership interest in our significant subsidiaries and investees is set forth in Exhibit 8 to this annual report. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

The following is a general description of our significant subsidiaries.

U.S. Subsidiaries

Elbit Systems of America

We conduct most of our U.S. business through Elbit Systems of America, LLC (Elbit Systems of America), a wholly-owned Delaware limited liability company, and its major wholly-owned subsidiaries including: EFW Inc. (EFW), Kollsman, Inc. (Kollsman), KMC Systems, Inc. (KMC), International Enterprises, LLC (IEI), M7 Aerospace LLC (M7) and Real-Time Laboratories, LLC (RTL). Elbit Systems of America provides products and system solutions focusing on U.S. military, commercial aviation, homeland security and medical instrumentation customers. Elbit Systems of America is organized along a number of main business lines operating out of several primary operational facilities. The major business lines include Airborne Solutions, Sensors and Fire Control Solutions, Sustainment and Support Solutions, Commercial Aviation – Kollsman and Medical Instruments – KMC Systems. Elbit Systems of America’s main operation centers include its facilities in Fort Worth, Texas; San Antonio, Texas; Merrimack, New Hampshire; Talladega, Alabama; and Boca Raton, Florida. Elbit Systems of America also owns 50% of Rockwell Collins ESA Vision Systems LLC and Vision Systems International LLC, which are U.S. companies jointly-owned with Rockwell Collins Inc. and which are engaged in the area of helmet mounted display systems for fixed-wing military and para-military aircraft.

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

Elbit Systems of America, Elbit Systems and intermediate Delaware holding company subsidiaries are parties to a Special Security Agreement (SSA) with the DoD. The SSA provides the framework for controls and procedures to protect classified information, controlled unclassified information and export controlled data. The SSA allows the Elbit Systems of America companies to participate in classified U.S. government programs even though, due to their ownership by Elbit Systems, the Elbit Systems of America companies are considered under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of Elbit Systems of America’s board of directors was permanently established to supervise and monitor compliance with Elbit Systems of America’s export control and national security requirements. The SSA also requires Elbit Systems of America’s board of directors to include outside directors who have no other affiliation with the Company. Elbit Systems of America’s board of directors also contains an officer of Elbit Systems of America and up to two inside directors, who have other affiliations with the Company. The SSA requires outside directors and officers of the Elbit Systems of America companies who are directors, and certain other senior officers, to be U.S. resident citizens and eligible for DoD personal security clearances.

Israeli Subsidiaries

Elop. Based in Rehovot, Israel, our wholly-owned subsidiary Elbit Systems Electro-Optics Elop Ltd. (Elop) designs, engineers, manufactures and supports a wide range of electro-optic systems and products mainly for defense, space and homeland security applications. With many decades of operational experience, Elop has a broad customer base, both in Israel and internationally.

ESLC. Elbit Systems Land and C4I Ltd. (ESLC) is a wholly-owned Israeli subsidiary, with headquarters in Netanya, Israel. ESLC is engaged in the worldwide market for land-based systems and products for military vehicles, artillery and mortar systems, C4I systems and communications systems and equipment.

Elisra. Elbit Systems EW and SIGINT – Elisra Ltd. (Elisra) is a wholly-owned Israeli subsidiary located in Bnei Brak and Holon, Israel. Elisra and its subsidiaries provide a wide range of electronic warfare (EW) systems, signal intelligence (SIGINT) systems and C4ISR technological solutions for the worldwide market.

Others Subsidiaries

We have several other smaller subsidiaries and investee companies in Israel, Europe, North America, South America, Asia and Australia that conduct marketing, engineering manufacturing, logistic support and other activities, principally in the subsidiary’s local market.

Recent Acquisitions, Mergers and Divestitures

During 2014 and the beginning of 2015, we continued to invest resources in merger and acquisition activities and focus our capabilities through an increase in our shareholdings in an Israeli subsidiary and the establishment and enhancement of joint ventures in Israel, Europe and Asia. We also continued expanding operations in technology-based investment companies in Israel. In addition, we continued the process of divesting non-core assets in Israel and other countries. We continue to actively pursue acquisition and investment opportunities that meet our strategic goals and acquisition criteria in key markets.

Current Business Operations

We generally operate and manage the major activities described below in an interrelated manner and on a project-oriented basis. This means that contracts are frequently performed by more than one operating subsidiary or division within the Company, on the basis of the multiple skills and available resources that may be needed or appropriate for the contract. Thus, the involvement of a particular operating subsidiary or division in the performance of a contract is not a function of management’s review for purposes of allocation of resources within the Company.

Military Aircraft and Helicopter Systems

We supply a comprehensive portfolio of advanced airborne systems and products to leading military aircraft manufacturers and end users designed to enhance operational capabilities and extend aircraft life cycles. Our airborne systems provide a range of solutions from a single sensor to an entire cockpit avionics suite. We integrate our systems on fixed and rotary-wing, eastern and western, new and mature aircraft. Under our aircraft and helicopter upgrade programs, we integrate advanced electronic, communication, navigation, electro-optic and EW systems. We support life cycle extension of our customers’ fleets and supply logistic support services for airborne platforms, including repair and maintenance centers, training and spare parts.

Our portfolio of military fixed-wing aircraft and helicopter systems and products includes a broad range of avionic systems, such as integrated flight deck systems, mission management computers, displays, digital maps and digital recorders. Our portfolio also includes airborne electro-optic systems such as head-up displays, airborne intelligence gathering systems such as SkEye WAPS™ (wide area persistent video surveillance), precision guidance systems and aircraft structural components. It also includes a range of aircraft tactical, virtual, appended and embedded trainers and simulators.

Our programs for military fixed-wing aircraft and helicopters encompass full scale aircraft upgrades, system upgrades, system and product supply, training, simulators and logistic support. The customers and end users for our military fixed-wing aircraft and helicopters programs include a wide range of air forces and other governmental defense and homeland security forces worldwide, as well as major fixed-wing aircraft and helicopter manufacturers. Examples of recent program awards in this area include contracts for the supply of defense electronic systems for airborne applications for a European country, the upgrade of C-1A aircraft for the Brazilian Navy, an F-5 upgrade program for an Asian customer, the purchase of new firefighting aircraft and operation of the firefighting squadron for the Israeli Ministry of Defense (IMOD), and long-term maintenance of the avionics systems for the Israeli Air Force's (IAF) F-16 fleet. Examples of other recent activities in this area include delivery to Lockheed Martin of the Center Pedestal Display and Common Data Entry Electronics Unit for the most recent F-16 avionics upgrade as well as inauguration of the Flight Training Center for the IAF's M346 advanced trainer aircraft.

Helmet Mounted Systems

We design and supply a range of advanced helmet mounted systems (HMS), including helmet mounted displays (HMDs) for fixed-wing aircraft and rotary aircraft pilots. These include tracking and display systems, both for day and night flying. Our systems measure the pilot’s line-of-sight, slave applicable systems to the target, identify target location and bring displays to the pilot’s eye level. We supply our HMS as part of our upgrade programs as well as on a stand-alone basis. Through our jointly-owned companies with Rockwell Collins, (see above “Significant Subsidiaries – Elbit Systems of America”), we are a leader in HMS for fighter aircraft.

Our portfolio of helmet mounted systems for fixed-wing aircraft includes the HMS for the F-35 Joint Strike Fighter, the Joint Helmet Mounted Cueing System (JHMCS), the TARGO™ family of helmet mounted avionics, the Display and Sight Helmet (DASH) family and the Night Vision Cueing Display (NVCD) system. Our HMS for helicopters include the Aviator Night Vision Imaging System Head-Up Display (ANVIS/HUD™) family, the Integrated Helmet and Display Sight System (IHADSS), Helmet Display Tracker Systems (HDTS), the Panoramic Night Vision Google (PNVG), as well as low visibility landing solutions such as the BrightNite™ system.

We are engaged in a range of programs for HMS for fixed-wing aircraft and helicopters. Customers and end users for our HMS include numerous air forces and other governmental defense and homeland security forces worldwide. Our customers also include a broad range of aircraft and helicopter manufacturers. Examples of recent program awards in this area include provision of the HDTS for the U.S. Marine Corps Bell AH-IW attack helicopter fleet and the provision of Apache Aviator Integrated Helmets.

Commercial Aviation Systems and Aerostructures

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

Our portfolio of systems in the commercial aviation area includes vision-based cockpit systems such as Clear Vision™, Skylens™, EVS II and EVS-SP multi-spectral enhanced vision systems (EVS) and our Landing™ system. It also includes full avionic suites for commercial helicopters and air data test equipment and air data processor/sensor systems and flight instrumentation for the general avionics market. Our aerostructure products for commercial aviation include pressurized and non-pressurized doors, composite beans and winglets.

Customers for our commercial and business aviation systems and products and aerostructures products include a range of major aircraft manufacturers and aircraft operators around the world. Examples of recent activities in this area include delivery of the 1,500th EVS by Elbit Systems of America, selection of Skylens by Frost & Sullivan for its New Product Innovation Leadership Award and award to Elbit Systems and Dassault of the 2014 France-Israel Chamber of Commerce Award based upon cooperation in the commercial aviation area.

UAS (Unmanned Aircraft Systems) and USVs (Unmanned Surface Vessels)

We design and supply integrated UAS for a range of applications. We design and manufacture a variety of UAS platforms, including the Hermes™ 900, 450 and 90 family and Skylark™ families of UAS. We supply UAS training systems with capabilities to simulate payload performance, malfunctions and ground control station operation. We design and supply command and control ground station elements, engines, data links, stabilized electro-optic payloads and electronic intelligence

(ELINT) and communications intelligence (COMINT) payloads that can be adapted for various types of UAS. Our UAS technology has also been applied to our USV activities, where we are developing USVs for a range of naval applications.

We perform a broad range of development, supply, lease, support services and training activities relating to UAS. Customers for our UAS include numerous armed forces and other governmental organizations around the world. Examples of recent program awards in this area include a contract for the supply of Hermes 900 UAS for the Brazilian Air Force and selection by the Swiss Federal Department of Defense as the preferred supplier for its UAS 15 new reconnaissance drone program.

Land Vehicle Systems

We upgrade and modernize tanks, other combat vehicles and artillery platforms, both as a prime contractor and as a systems supplier to leading platform manufacturers. Our land vehicle and platform solutions cover the entire combat vehicle spectrum, from complete modernization, to system supply to maintenance depots and life cycle support services. Our systems are operational on a full range of tracked and wheeled combat vehicles including main battle tanks, medium and light tanks, light armored vehicles, armored personnel carriers, wheeled vehicles and artillery platforms. We offer a range of artillery and mortar solutions. We also develop and supply unmanned ground vehicles and robotic devices for a variety of land based missions. In addition, we supply training systems for tanks and fighting vehicles.

Our portfolio of systems and products for land vehicles includes fire control systems, electric gun and turret drive systems, laser warning and threat detection systems, unmanned turrets, remote controlled weapon stations (for land and naval platforms), unmanned ground vehicles, combat vehicle C4I systems, targeting systems, artillery gun and mortar systems, mortar ammunition, driver thermal vision systems, life support systems, auxiliary power units and hydraulic systems.

We are engaged in a wide range of land vehicle systems programs, from comprehensive vehicle modernization programs, to stand-alone system supply to vehicle manufacturers to life cycle support programs. Customers for our land vehicle systems include numerous armed forces and homeland security agencies, as well as major military vehicle manufacturers around the world. Examples of recent program awards for land vehicle programs include contracts for the upgrade of tanks for an Asia-Pacific region customer, and the supply of upgraded armored personnel carriers for the Philippine Armed Forces.

C4I Systems

Building on in-house capabilities and core technologies, we provide net-centric compatible solutions for land-based C4I systems ranging from target acquisition, to battle management to communication systems. We supply our advanced land-based C4I systems as part of turn-key solutions as well as on a stand-alone basis. Our solutions cater to all types of land combatant and homeland security forces and can be integrated into military and other types of vehicles. Providing comprehensive net-centric solutions for low intensity conflicts (LIC) and counter-terror activities, our systems connect intelligence data to combat and homeland security forces via C4I networks and mobile command and control posts and support “terrain dominance”. Our integrated infantry systems provide infantry units with C4ISR, field intelligence, urban warfare and peacekeeping capabilities. We also have access to a full range of radio and military communications solutions.

Our portfolio of systems and products in the land C4I area includes Digital Army "system of systems" for net centric operational effectiveness and connectivity throughout all land forces echelons. Our portfolio also includes battle management systems, artillery C4I systems, observation and ground reconnaissance systems, enhanced tactical computers and ruggedized personal data assistants, MapCore™ software design kit for mapping capabilities, ground smart display units, military IT systems and tactical battle company training systems. Our ground communications portfolio includes radio and communication systems and products, based in part of the Tadiran product line, software defined radios, integrated radio communication systems, satellite-on-the-move solutions and tactical radio power amplifiers. Our radio and communications portfolio enables deployment of a full military network for the complete range of scenarios and terrain.

We perform a broad range of C4I battle management systems, soldier mounted systems and radio and communications programs with land-based applications. Our customers include a wide range of ground forces and governmental agencies worldwide. Examples of recent program awards in this area include contracts for the supply of C4I systems to the IMOD, C4I systems to a Latin American country and ELSAT 2100 satellite-on-the-move systems for the Canadian Armed Forces.

Intelligence and Cyber Systems

In the intelligence and cyber area we provide our WIT™ (Wise Intelligence Technology) intelligence and knowledge management IT systems. We also supply integrated cyber collection and protection solutions, such as CyberShield NCDS™ and cyber trainers, that include cyber collective solutions such as PSS (for collection from personal computers) and OSINT solutions (for collection from the worldwide web).

We recently reorganized our intelligence and cyber systems business unit, which serves as the focal point for our intelligence and cyber systems activities. An example of recent program awards in this area includes the award of a contract by ST Electronics in Singapore to provide a cyber security training and simulation system for civil enterprises.

Electro-Optic and Countermeasures Systems

We design and manufacture a full range of electro-optic-based solutions for space, air, land and sea applications. Our electro-optic products include laser and thermal imaging systems, head-up displays, countermeasure systems and ISR systems, including payloads for space, airborne, naval and land-based missions. Our products in this area also include ground integrated sights and homeland security solutions. We are one of the few companies in the world that has engineering capability and facilities in-house in all major areas of electro-optics. In the space area, we also maintain in-house Israel’s national space electro-optics infrastructure.

Our portfolio of electro-optic systems and products includes forward looking infrared (FLIR) systems for night observation, including our CORAL and Long View families of thermal imagers, laser designators (such as Rattler), laser range-finders and laser radars. It also includes stabilized payloads, including our Compact Multi-Purpose Advanced Stabilized Systems (COMPASS™) family, and electro-optic-based ISR systems such as the CONDOR™ 2-EO/IR Long-Range Oblique Photography (LOROP) system and the LORROS™ (Long-Range Reconnaissance and Observation System). Our electro-optic-based directional IR countermeasure (DIRCM) systems include our Multi-Spectral Infrared Countermeasure System (MUSIC™) family. We also supply panchromatic and multi-spectral cameras and telescopes for space applications.

We perform a range of programs in the electro-optic and countermeasures systems area. Our customers include armed forces of numerous governments as well as major defense contractors. Examples of recent program awards in this area include contracts for the supply of advanced electro-optics systems to the IMOD, J-MUSIC™ DIRCM systems for Airbus A400 aircraft for the German Air Force and MUSIC IR MWS based DIRCM systems for Blackhawk helicopters of an Asian Army.

Homeland Security Systems

We design, manufacture and integrate a wide range of comprehensive homeland security and para-government systems and products covering diverse scenarios and applications. These include integrated land, maritime and coastal control and surveillance systems, airport and seaport security systems, border control systems, “safe city” systems for crime and terror detection and crises management, large venue security systems, access and border registration control systems and transportation security systems. Our homeland security systems and products also include C4I homeland security applications, our WideBridge™ broadband communication system, facility perimeter security products, electronic fences, electro-optic surveillance systems, tactical mini-UAS, communications systems and training and simulation solutions for defense, police, airport, border patrol and coast guard applications, energy and critical infrastructure protection and other homeland security and first responder uses.

We perform a range of homeland security-related programs for national, regional and municipal security authorities, including airport, border guard and coastal control authorities. Customers for our homeland security systems include a range of governmental agencies, commercial airports, border and security forces, security organizations and first responders. Examples of recent program awards and activities in the homeland security area include initiation of the first phase of the Integrated Fixed Towers program for the U.S. Customs and Border Protection Agency and the award of contracts for homeland security solutions for Latin American customers.

EW and SIGINT Systems

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

Our portfolio of systems and products in the EW and SIGINT area includes EW suites containing defense aid suites, electronic countermeasures and missile warning systems. We also supply electronic self-protection and communication jammer systems, electronic support measurements for threat identification, SIGINT systems for tactical and strategic intelligence gathering and counter improvised explosive devices (CIED) jamming systems. Through our Elbit Systems EW and SIGINT - Elisra division we also supply data links and video dissemination systems, search and rescue systems for pilots and rescue teams and radar solutions. We also are the developer of the command and control system for the Arrow missile program and the developer of the core of the Israel Test Bed simulator for ballistic missile defense systems.

We supply a range of EW, SIGINT, data link and search and rescue systems for airborne, ground and sea-based applications. Customers for these systems include the armed forces and homeland security agencies of numerous governments as well as major defense contractors. Examples of recent program awards in this area include contracts for defense electronic systems for airborne applications for a European country.

Various Commercial Activities

We are engaged in a range of technologies for commercial applications and activities. Our current commercial activities, in addition to the activities described under “Commercial Aviation Systems and Aerostructures” and elsewhere above, include, among others, medical diagnostic equipment (through Elbit Systems of America's KMC subsidiary), commercial cyber trainers and simulators, automotive night vision enhancement equipment and super capacitor energy sources.

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel(1)	U.S.(2)	Other Countries(3)

Owned	2,174,000 square feet	714,000 square feet	891,000 square feet
Leased	1,839,000 square feet	640,000 square feet	308,000 square feet

(1)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems and our various wholly-owned Israeli subsidiaries.

(2)
Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, Florida, Alabama and Virginia. Elbit Systems of America’s facilities in Texas, New Hampshire and Alabama are located on a total of approximately 129 acres of land owned by Elbit Systems of America. This does not include properties in the U.S. not held by Elbit Systems of America, including approximately 6,000 square feet leased by a wholly-owned subsidiary in Massachusetts.

(3)	Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America and Asia-Pacific.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $67 million. Accordingly, we believe that our current facilities are adequate for our operations as now conducted.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2014, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense products, military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. government under the U.S. International Traffic in Arms Regulations (ITAR). Such approvals are typically in the form of an export license or a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli and other non-U.S. entities are also required to obtain such export licenses and TAAs. Such approvals apply to U.S. origin data required by our non-U.S. entities to perform work for U.S. programs. Licenses are also required for Israeli nationals assigned to work in defense-related technical areas at our U.S. affiliated companies. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Pursuant to recent export control reform initiatives in the U.S., a greater part of Elbit Systems of America’s activities are becoming subject to control under the Export Administration Act "dual use" regulations. Other governments’ export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers’ governments.

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

Orders to be issued under the Israeli Defense Entities Law will also establish other conditions and restrictions. It is anticipated that in the case of a publicly traded company such as Elbit Systems, Israeli government approval will be required for acquisition of 25% or more of the voting securities or a smaller percentage of shares that grant “means of control.” Means of control for purposes of the law include the right to control the vote at a shareholders’ meeting or to appoint a director. Orders relating to defense entities are also anticipated to, among other matters: (1) impose restrictions on the ability of non-Israeli resident citizens to hold “means of control” or to be able to “substantially influence” defense entities; (2) require that senior officers of defense entities have appropriate Israeli security clearances; (3) require that a defense entity’s headquarters be in Israel; and (4) subject a defense entity’s entering into international joint ventures and transferring certain technology to the approval of the IMOD.

Approval of U.S. and Other Defense Acquisitions. Many countries in addition to Israel also require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense related businesses in the U.S. are subject to the Foreign Investment and National Security Act (FINSA). Under FINSA, our acquisitions of defense related businesses in the U.S. require review, and in some cases approval, by the Committee on Foreign Investment in the United States.

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

Procurement Regulations. Solicitations for procurements by governmental purchasing agencies in Israel, the United States and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process. Such regulations also include provisions for the avoidance of counterfeit parts in the supply chain.

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

Financing Terms

Types of Financing. There are several types of financing terms applicable to our defense contracts. In some cases, we receive progress payments related to our progress in performing the contract. Sometimes we receive advances from the customer at the beginning, or during the course, of the project, and sometimes we also receive milestone payments for achievement of specific milestones. In some programs we extend credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that we finance all or part of the project’s costs for various periods of time. Financing arrangements may extend beyond the term of the contract’s performance. When we believe it is necessary, we seek to protect all or part of our financial exposure by letters of credit, insurance or other measures, although in some cases such measures may not be available.

Advance Payment Guarantees. In some cases where we receive advances prior to incurring contract costs or making deliveries, the customer may require guarantees against advances paid. These guarantees are issued either by financial institutions or by us. We have received substantial advances from customers under some of our contracts. In certain circumstances, such as if a contract is canceled for default and there has been an advance or progress payment, we may be required to return payments to the customer as provided in the specific guarantee. As part of the guarantees we provide to receive progress payments or advance payments, some of our customers require us to transfer to them title in inventory acquired with such payments. (See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank and Other Financial Institution Guarantees.)

Performance Guarantees. A number of projects require us to provide performance guarantees in an amount equal to a percentage of the contract price. In certain cases we also provide guarantees related to the performance of buy-back obligations. Some of our contracts contain clauses that impose penalties or reduce the amount payable to us if there is a delay or failure in performing in accordance with the contract or the completion of a phase of work, including in some cases during the warranty period. These types of guarantees may remain in effect for a period of time after completion of deliveries under the contract. Such guarantees are customary in defense transactions, and we provide them in the normal course of our business. (See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank and Other Financial Institution Guarantees.)

Private Finance Initiatives (PFI). Some of our projects operate under PFI financing arrangements where we provide long-term financing arrangements or facilities, with the repayment generally made based on the project’s cash flow. PFI projects can be structured in several ways. PFI projects may require us to pledge project-related equity and enter into relatively complex financial and other agreements. Such financing is usually medium or long-term and may be raised either through banks or institutional lenders and carries various financial risks and exposures. In addition, PFI projects may require us to draw upon our equity base and borrowing capacities and may significantly increase the Company's financial leverage. In recent years we were involved in several PFI-type projects in Israel, and we expect to participate in future PFI contracts both in Israel and other countries.

Intellectual Property

Patents, Trademarks and Trade Secrets. We own hundreds of living patent families including patents and applications registered or filed in Israel, the United States, the European Patent Office and other countries. We also hold dozens of living trademark families relating to specific products. A significant part of our intellectual property assets relates to unique applications of advanced software-based technologies, development processes and production technologies. Some of these applications are protected by patents and others are considered as our trade secrets and proprietary information. We take a number of measures to safeguard our intellectual property against infringement as well as to avoid infringement of other parties’ intellectual property. (For risks related to our intellectual property see Item 3. Key Information – Risk Factors – General Risks Related to Our Business and Market.)

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 35% of our revenues in 2014 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the end product is purchased, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

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

We perform R&D projects to produce new systems for the IMOD and other customers. These projects give us the opportunity to develop and test emerging technologies. We developed new tools for fast prototyping for both the design and development process. Fast prototyping permits the operational team members to effectively specify requirements and to automatically transfer them into software code. Examples of our ongoing defense and homeland security-related R&D projects include those for night operation capabilities, laser systems, display systems, helmet mounted systems, other avionics systems, unmanned vehicles, artillery systems, DIRCM systems, space-based cameras, ISR systems, EW systems, missile warning systems, SIGINT systems, ground radar systems, C4I systems, unmanned turret systems, communication systems, intelligence-IT systems, military cyber-defense systems and homeland security systems. Examples of our R&D in commercial areas include projects relating to commercial aviation, commercial night vision products for automobiles and cyber defense systems for commercial applications. We employ thousands of software, hardware and systems engineers. In addition, most of our program and business line managers have engineering backgrounds. More than 50% of our total workforce is engaged in research, development and engineering.

Our customers, the Israel Ministry of Economy's Office of the Chief Scientist (OCS) and other R&D granting authorities sometimes participate in our R&D funding. We also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2012, 2013 and 2014.

	2012	2013	2014
	(U.S. dollars in millions)
Total Investment	$276.5	$263.3	$267.7
Less Participation*	(43.1)	(42.8)	(39.7)
Net Investment	$233.4	$220.5	$228.0

*	See above – “Government Rights in Data” and see below – “Conditions in Israel – Office of Chief Scientist (OCS) and Investment Center Funding.”

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

Purchasing and Raw Materials

We conduct purchasing activities at most of our operational facilities. A number of purchasing and related support and logistic services are performed on a shared services basis by central service providers in the Company for various Company units and entities. We generally are not dependent on single sources of supply. We manage our inventory according to project requirements. In some projects, specific major subcontractors are designated by the customer. Raw materials used by us are generally available from a range of suppliers internationally, and the prices of such materials are generally not subject to significant volatility. We monitor the on-time delivery and the quality of our contractors and encourage them to continuously improve their performance. We also require our suppliers to adhere to our Supplier Code of Conduct and to comply with a range of procurement standards, including those relating to the avoidance of counterfeit parts.

Conflict Minerals

Under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, publicly traded companies, such as Elbit Systems, must report to the U.S. Securities and Exchange Commission (SEC) whether “conflict minerals” (tantalum, tin, tungsten and gold) originating in the Democratic Republic of Congo or adjoining “covered countries” (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) are present in the products we manufacture or contract to manufacture, if the conflict minerals are necessary to the functionality or production of the product. Elbit Systems filed its initial report regarding conflict minerals with the SEC in May 2014. Our policy is to use “conflict-free” minerals in our products, and we support government and industry actions to increase supply chain transparency to facilitate the ability of companies to source conflict-free minerals. We are taking measures to meet applicable reporting obligations, and are enhancing our supply chain due diligence and internal controls relating to conflict minerals. As part of our conflict minerals compliance policy, we request that relevant suppliers complete a conflict minerals supplier due diligence questionnaire.

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

All Israeli operational sites are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100 (certified for revision C), AS9115 for software, ISO-14001, OHSAS 18001 and European Aviation Safety Agency (EASA) part 145 for maintaining civil products and part 21 G for production of civil products. We also comply with Capability Maturity Model Integration (CMMI) Level 3 of the U.S. Software Engineering Institute (SEI) and NATO AQAP. Representatives of our customers generally test our products before acceptance. Branches of the Israeli Defense Forces (IDF) and other customers have authorized us to conduct acceptance testing of our products on their behalf.

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

Service and Warranty

We instruct our customers on the proper maintenance of our systems and products. In addition, we often offer training and provide equipment to assist our customers in performing their own maintenance. When required, support may be provided by a local support team or by specialists sent from our facilities. We also provide performance based logistics services.

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

Marketing and Sales

We actively take the initiative in identifying the individual needs of our customers throughout the world. We then focus our research and development activities on systems designed to provide tailored solutions to those needs. We often provide demonstrations of prototypes and existing systems to potential customers.

We market our systems and products either as a prime contractor or as a subcontractor to various governments and defense and homeland security contractors worldwide. In Israel, we sell our military systems and products mainly to the IMOD, which procures all equipment for the IDF. A number of marketing related support services are provided on a central shared services basis to various units in the Company. We are assisted in marketing our systems, products and services in other parts of the world through subsidiaries, joint ventures and representatives.

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

Over the past several years, a number of the major entities in the Company have entered into cooperation agreements with major defense contractors in Israel, the United States, Europe, Latin America, Asia-Pacific and certain other key markets. These agreements provide for joint participation in marketing and performance of a range of projects. In other markets, we actively pursue business opportunities as either a prime contractor or a subcontractor, usually together with local companies. Often we enter into cooperation agreements with other companies for such opportunities.

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

Continuing consolidation in the defense industry has affected competition. In addition, many major prime contractors are increasing their in-house capabilities. These factors have decreased the number but increased the relative size and resources of our competitors. We adapt to market conditions by adjusting our business strategy to changing market conditions. We also anticipate continued competition in defense markets due to declining defense budgets in many countries.

Competitors in the sale of some of our products to the government of Israel include IAI and Rafael among others. From time to time we also cooperate with some of our competitors on specific projects. Outside of Israel, we compete in a number of areas with major international defense and homeland security contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Boeing, Lockheed Martin, Northrop Grumman, Raytheon, General Dynamics, BAE Systems, Rockwell Collins, L-3 Communications, Thales, Airbus, Finmeccanica, Saab,

Harris, Textron, FLIR Systems, Rhode and Schwartz, Rheinmetall, Kongsberg, Safran, Aselsan, Bharat Electronics and Cubic. Many of these competitors have greater financial, marketing and other resources than ours. We also compete in the worldwide defense and homeland security markets with numerous smaller companies. In addition, we compete with a range of companies in the commercial avionics market. In certain cases we also engage in strategic cooperative activities with some of our competitors.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customer during the last three years was the IMOD, which accounted for 15% in 2012, 22% in 2013 and 16% in 2014.

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

Social Sustainability

We place importance on sustainability and social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing ethical business practices. Our policy encourages the voluntary efforts of our Company entities and employees who donate their time and efforts in the support of members of our communities who are in need. In this regard, we place priority on initiatives to promote educational advancement in less developed communities, particularly in the technology sectors. We also promote numerous other community support activities, including involvement on a national level in major charitable organizations in Israel and the U.S. We place emphasis on best practices in corporate governance, ethical conduct and fair employment practices. We also pursue continuous improvement of our operations from an environmental perspective. These activities support our involvement as active members in leading sustainability and ethics organizations. We periodically publish a Sustainability Report, available on our website, detailing our activities in the areas of corporate responsibility, ethics, environmental initiatives and community-related activities.

Conditions in Israel

Political, Military and Economic Risks. Our operations in Israel are subject to several potential political, military and economic risks. (See Item 3. Key Information – Risk Factors – Risks Related to Our Israeli Operations.)

Trade Agreements. Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel also is a party to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from several countries. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

Office of Chief Scientist (OCS) and Investment Center Funding. The government of Israel, through the OCS and the Israel Investment Center (the Investment Center), encourages research and development projects oriented towards export products and participates in the funding of such projects as well as company investments in manufacturing infrastructures. Our Israeli companies receiving OCS funding for development of products usually pay the Israeli government a royalty at various rates and are subject to a number of conditions. (See Item 5. Operating and Financial Review and Prospects – Long-Term Arrangements and Commitments – Government Funding of Development.) Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates in the funding of the development effort. The Investment Center promotes Israeli export products and increased industrialization of peripheral areas through investment in industrial infrastructure. The Investment Center either provides grants for qualified projects or provides tax benefits for qualified industrial investments by Israeli companies.

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

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2014, the payments to the National Insurance Institute were equal to approximately 19.25% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 62%, and the employer contributes approximately 38%.

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
•Useful Lives of Long-Lived Assets.
•Income Taxes.
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

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or manufacturing and production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Our service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation service contracts, etc. Revenue from services were less than 10% of consolidated revenues in each of the fiscal years 2012, 2013 and 2014. (See Item 18. Financial Statements - Note 2(T) for additional information.)

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable intangible assets, are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. For each of the years ended December 31, 2012, 2013 and 2014, no material impairment of long-lived assets was identified.

Goodwill represents the excess of the cost of acquired businesses over the fair values of the assets acquired net of liabilities assumed. Goodwill is not amortized, but is instead tested for impairment at least annually (or more frequently if impairment indicators arise).

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

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. For each of the three years in the period ended December 31, 2014, no material impairment of goodwill was identified.

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

Income Taxes

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

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 "Income Taxes" guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2013 and 2014, Elbit Systems and certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Certain of our Israeli subsidiaries are currently undergoing tax audits by the Israeli Tax Authority. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

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

Stock-Based Compensation Expense

We apply ASC 718 “Compensation – Stock Based Compensation” (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options, based on estimated fair values as well as cash-based awards linked to the share price, such as our "cashless" options under our stock option plan. Stock-based compensation expense in 2014 for our 2007 Stock Option Plan was $0.3 million, in 2013 was $0.4 million and in 2012 was $3.0 million. (See Item 18. Financial Statements – Notes 2(Z) and 21 for additional information.)

Under ASC 718, we estimate the value of employee stock options on the measurement date using a lattice-based option valuation model. The determination of fair value of stock option awards on the date of grant is affected by several factors including our stock price, our stock price volatility, risk-free interest rate, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions for future measurements, our compensation expense may differ significantly from what we have recorded in the current period.

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

Recent Accounting Pronouncements

See Item 18. Financial Statements – Note 2(AE).

Long-Term Arrangements and Commitments

Government Funding of Development. Elbit Systems and certain Israeli subsidiaries partially finance our research and development expenditures under programs sponsored by the Government of Israel Office of the Chief Scientist (OCS) for the support of research and development activities conducted in Israel. At the time the funds are received, successful development of the funded projects is not assured. In exchange for the funds, Elbit Systems and the subsidiaries pay 2% – 5% of total sales of the products developed under these programs. The obligation to pay these royalties is contingent on actual future sales of the products. Elbit Systems and some of our subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of some of the technologies developed with such respective entity’s funds. (See Item 4. Information on the Company – Conditions in Israel – Office of Chief Scientist (OCS) and Investment Center Funding.)

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment as of December 31, 2014 were as follows: $43.2 million for 2015, $40.2 million for 2016, $28.5 million for 2017, $18.2 million for 2018, $13.5 million for 2019 and $76.7 million for 2020 and thereafter. (See below “Contractual Obligations”.)

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. (See below – “Liquidity and Capital Resources – Financial Resources”). Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. (See Item 18. Financial Statements – Note 20(F)). As of December 31, 2013 and 2014, the Company met all financial covenants.

Bank and Other Financial Institution Guarantees. As of December 31, 2014 and 2013, guarantees in the aggregate amount of approximately $1,255 million and $1,054 million, respectively, were issued by banks and other financial institutions on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2014 and 2013, we had purchase commitments of approximately $1,263 million and $1,166 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2014

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

We reduce backlog when revenues for a specific contract are recognized, such as when delivery or acceptance occurs or when contract milestones or engineering progress under the long-term contracts are recognized as achieved, or when revenues are recognized based on costs incurred. In the unusual event of a contract cancellation, we would also be required to reduce our backlog accordingly. The method of backlog recognition used may differ depending on the particular contract. Orders in currencies other than U.S. dollars are translated periodically into U.S. dollars and recorded accordingly.

Our backlog of orders as of December 31, 2014 was $6,265 million, of which 69% was for orders outside Israel. Our backlog of orders as of December 31, 2013 was $5,822 million, of which 69% was for orders outside Israel.

Approximately 69% of our backlog as of December 31, 2014 is scheduled to be performed during 2015 and 2016. The majority of the 31% balance is scheduled to be performed in 2017 and 2018. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

Trends in the defense and homeland security areas in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world, increasing the focus of defense forces on low intensity conflicts, homeland security and cyber warfare. The defense market has also been impacted by the withdrawal of most of the allied forces from Iraq and a reduction of allied forces in Afghanistan, as well as by the recent conflict in Ukraine and various conflicts with ISIS and other terrorist organizations. There has also been a trend of many armed forces to focus more on airborne, naval and intelligence forces and less on traditional ground forces activities.

In the defense and homeland security markets, there is an increasing demand for products and systems in the areas of airborne systems, C4ISR and unmanned vehicles. Accordingly, while we continue to perform platform upgrades, in recent years more emphasis is being placed on airborne systems, C4ISR,information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAS, other unmanned vehicles, cyber-defense systems, training and simulation, space and satellite-based defense capabilities and homeland security systems. Many governments are increasing their budgets in the homeland security and cyber-defense areas. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends.

In recent years consolidation in the defense and homeland security industries has affected competition. This consolidation has decreased the number but increased the relative size and resources of our competitors. We adapt to evolving market conditions by adjusting our business strategy. Our business strategy also anticipates increased competition in the defense and homeland security markets due to declining budgets in certain countries. However, we believe in our ability to compete on the basis of our systems development, technological expertise, combat-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time enhancing the industrial capabilities in certain of our customers’ countries.

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

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2014.

	Year ended December 31,
	2014		2013		2012
	$	%	$	%	$	%
	(in thousands of U.S. dollars except per share data)
Total revenues	$2,958,248	100.0	$2,925,151	100.0	$2,888,607	100.0
Cost of revenues	2,133,151	72.1	2,100,304	71.8	2,072,742	71.8
Gross profit	825,097	27.9	824,847	28.2	815,865	28.2
Research and development (R&D) expenses	267,691	9.0	263,314	9.0	276,458	9.6
Less – participation	(39,680)	(1.3)	(42,832)	(1.5)	(43,071)	(1.6)
R&D expenses, net	228,011	7.7	220,482	7.5	233,387	8.1
Marketing and selling expenses	216,537	7.3	235,466	8.0	241,911	8.4
General and administrative expenses	139,634	4.7	129,507	4.4	137,517	4.8
Other operating income, net	(5,951)	(0.2)	—	—	—	—
	578,231	19.5	585,455	20.0	612,815	21.2
Operating income	246,866	8.3	239,392	8.2	203,050	7.0
Financial expenses, net	(47,498)	(1.6)	(37,310)	(1.3)	(26,086)	(0.9)
Other income, net	120	—	937	—	78	—
Income before taxes on income	199,488	6.7	203,019	6.9	177,042	6.1
Taxes on income	25,624	0.8	25,313	0.9	17,099	0.6
	173,864	5.9	177,706	6.1	159,943	5.5
Equity in net earnings of affiliated companies and partnerships	5,549	0.2	13,032	0.4	11,160	0.6
Income from continuing operations	179,413	6.1	190,738	6.5	171,103	5.9
Income (loss) from discontinued operations, net	—	—	681	—	(616)	—
Net income	$179,413	6.1	$191,419	6.5	$170,487	5.9
Less – net loss (income) attributable to non-controlling interests	(8,433)	(0.2)	(8,002)	(0.3)	(2,608)	(0.1)
Net income attributable to the Company’s shareholders	$170,980	5.8	$183,417	6.3	$167,879	5.8
Diluted net earnings (loss) per share:
Continuing operations	$4.01		$4.33		$3.98
Discontinued operations	—		0.01		(0.01)
Total	$4.01		$4.34		$3.97

2014 Compared to 2013

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2014		December 31, 2013
	$ millions	%	$ millions	%
Airborne systems	1,197.9	40.5	1,133.1	38.7
Land systems	274.9	9.3	309.3	10.6
C4ISR systems	1,118.5	37.8	1,071.4	36.6
Electro-optic systems	265.1	9.0	313.9	10.7
Other (mainly non-defense engineering and production services)	101.8	3.4	97.5	3.3
Total	2,958.2	100.0	2,925.2	100.0

Our consolidated revenues in 2014 were the $2,958.2 million, as compared to $2,925.2 million in 2013.

The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operations. The increases in the airborne systems and C4ISR systems areas of operation were primarily due to increased revenues from airborne EW systems worldwide and HLS systems sold to Latin America. Revenues from land systems in Israel and electro-optic systems in the U.S. decreased slightly.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2014		December 31, 2013
	$ millions	%	$ millions	%
Israel	638.9	21.6	705.7	24.1
North America	826.8	27.9	860.7	29.4
Europe	460.9	15.6	546.7	18.7
Latin America	454.5	15.4	283.0	9.7
Asia-Pacific	528.8	17.9	448.1	15.3
Other	48.4	1.6	81.0	2.4
Total	2,958.2	100.0	2,925.2	100.0

The increase in revenues in Asia-Pacific was mainly due to increased sales of a project to upgrade tanks for a customer in this region. The strong growth of revenues in Latin America was mainly due to increased sales of HLS and EW systems as well as unmanned airborne systems in this region.

Cost of Revenues and Gross Profit

Cost of revenues in 2014 was $2,133.2 million (72.1% of revenues), as compared to $2,100.3 million (71.8% of revenues) in 2013.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses (including depreciation and amortization). The amounts and percentage of those components in 2014 and 2013 were as follows:

Wages and related benefits costs in 2014 constituted 38% of cost of revenues, as compared to 40% of cost of revenues in 2013. The total cost of wages and related benefits in 2014 was approximately $850 million, as compared to approximately $840 in 2013.

Subcontractors and material consumed costs in 2014 constituted 49% of cost of revenues, as compared to 46% of cost of revenues in 2013. The total amount of subcontractors and material consumed costs in 2014 was approximately $1.1 billion, as compared to approximately $1.0 billion in 2013.

Manufacturing and other expenses in 2014 constituted 13% of cost of revenues, as compared to 14% in 2013. The total cost of manufacturing expenses in 2014 was approximately $300.0 million, similar to that in 2013.

In 2014, our cost of revenues was reduced due to an increase of approximately $110 million in our work-in-progress and finished goods inventories, mainly as a result of the increase in inventories for long-term projects, which are planned to be sold in future periods.

In the periods described, changes in our cost of revenues and cost of revenues components were not material. We did not identify any developing trends in cost of revenues that we believe would have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs.

Gross profit for the year ended December 31, 2014 was $825.1 million (27.9% of revenues), as compared to $824.8 million (28.2% of revenues) in the year ended December 31, 2013.

In 2013, we recognized in cost of revenues income of approximately $16 million (0.5% of revenues) as a result of the elimination of a reserve for a warranty obligation that we originally recorded in connection with an acquisition of a company in 2010. This warranty obligation, which related to a project delivered to a foreign customer, reached its statute of limitations in the foreign customer's country.

In 2014, a wholly-owned subsidiary in the U.S. sold certain assets related to a high speed machinery product line. As a result of the sale we recorded in cost of revenues an operating loss of approximately $5 million (see Item 18, Financial Statements - Note 1(E)).

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2014 totaled $267.7 million (9.0% of revenues), as compared to $263.3 million (9.0% of revenues), in 2013.

Net R&D expenses (after deduction of third party participation) in 2014 totaled $228.0 million (7.7% of revenues), as compared to $220.5 million (7.5% of revenues) in 2013.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2014 were $216.5 million (7.3% of revenues), as compared to $235.5 million (8.0% of revenues) in 2013. The decrease in marketing and selling expenses in 2014 was mainly related to the mix of countries and types of marketing activities for projects in which we invested our marketing efforts.

General and Administration (G&A) Expenses

G&A expenses in 2014 were $139.6 million (4.7% of revenues), as compared to $129.5 million in 2013 (4.4% of revenues). G&A expenses in 2013 benefited from income related to a legal settlement, net of expenses, of $7.6 million.

Other Operating Income (Net)

Other operating income, net for the year ended December 31, 2014 amounted to $6.0 million. The amount reflects a net gain related to the revaluation of a previously held investment in the shares of an Israeli subsidiary at the acquisition date due to its accounting treatment as a business combination achieved in stages. As a result of this acquisition, the Company increased its holdings in the subsidiary from 49% to 90%.

Operating Income

Our operating income in 2014 was $246.9 million (8.3% of revenues), as compared to $239.4 million (8.2% of revenues) in 2013.

Financial Expense (Net)

Net financing expenses in 2014 were $47.5 million, as compared to $37.3 million in 2013. Financing expenses, net, in 2014 were comparatively high, mainly as a result of the accelerated devaluation of the NIS in the third quarter of 2014 and its effect on the Company's U.S. dollar derivative activities, as well as fluctuation of the U.S. dollar against other foreign currencies, such as the Australian dollar and the Brazilian real, during the year.

Taxes on Income

Our tax rate represents a weighted average of the tax rates to which our various entities are subject.

Taxes on income in 2014 were $25.6 million (effective tax rate of 12.8%), as compared to $25.3 million (effective tax rate of 12.5%) in 2013. The effective tax rates in 2014 and 2013 were affected by prior years adjustments of $7.7 million and $1.9 million, respectively, mainly related to tax settlements. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income. We continued to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $21.8 million and $27.2 million, respectively, in 2014 and 2013, significantly influencing our effective tax rates.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2014, we had income of $5.5 million from our share in earnings of affiliates, as compared to income of $13.0 million in 2013. The main reason for the decrease in our share in earnings of affiliates was a change in the business and project contractual structure of a joint venture entity in the U.S., which led to increased profit in our U.S. subsidiary holding the joint venture and a decrease in profit in the joint venture itself.

Net Income and Earnings Per Share (EPS)

Net income in 2014 was $171.0 million (5.8% of revenues), as compared to net income of $183.4 million (6.3% of revenues) in 2013. The decrease in net income resulted mainly from the higher financial expenses in 2014. The diluted EPS was $4.01 in 2014 as compared to $4.34 in 2013.

The number of shares used for computation of diluted EPS in the year ended December 31, 2014 was 42,677,000 shares, as compared to 42,295,000 shares in the year ended December 31, 2013.

2013 Compared to 2012

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

Our consolidated revenues in 2013 were $2,925.2 million, as compared to $2,888.6 million in 2012.

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

Cost of Revenues and Gross Profit

Cost of revenues in 2013 was $2,100.3 million (71.8% of revenues), as compared to $2,072.8 million (71.8% of revenues) in 2012.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing expenses (including depreciation and amortization). The amounts and percentage of those components in 2013 and 2012 were as follows:

Wages and related benefits costs in 2013 constituted 40% of cost of revenues, as compared to 39% of cost of revenues in 2012. The total cost of wages and related benefits in 2013 was approximately $840 million, as compared to approximately $800 in 2012.

Subcontractors and material consumed costs in 2013 constituted 47% of cost of revenues, as compared to 48% of cost of revenues in 2012. The total amount of subcontractors and material consumed costs in 2013 was approximately $1 billion, similar to that in 2012.

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

Gross profit for the year ended December 31, 2013 was $824.8 million (28.2% of revenues), as compared to $815.9 million (28.2% of revenues) in the year ended December 31, 2012.

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

Research and Development (R&D) Expenses

Gross R&D expenses in 2013 totaled $263.3 million (9.0% of revenues), as compared to $276.5 million (9.6% of revenues) in 2012.

Net R&D expenses (after deduction of third party participation) in 2013 totaled $220.5 million (7.5% of revenues), as compared to $223.4 million (8.1% of revenues) in 2012.

Marketing and Selling Expenses

Marketing and selling expenses in 2013 were $235.5 million (8.0% of revenues), as compared to $241.9 million (8.4% of revenues) in 2012.

General and Administration (G&A) Expenses

G&A expenses in 2013 were $129.5 million (4.4% of revenues), as compared to $137.5 million in 2012 (4.8% of revenues). G&A expenses in 2013 benefited from income related to a legal settlement net of expenses of $7.6 million.

Operating Income

Our operating income in 2013 was $239.4 million (8.2% of revenues), as compared to $203.1 million (7.0% of revenues) in 2012.

Financial Expense (Net)

Net financing expenses in 2013 were $37.3 million, as compared to $26.1 million in 2012. Financing expenses, net, in 2013 were comparatively high due to fluctuation of the U.S. dollar against other foreign currencies, such as the Australian dollar and the Brazilian real, during the year.

Other Income (Net)

Other income, net in 2013 was a $0.9 million gain, as compared to a gain of $0.1 million in 2012.

Taxes on Income

Taxes on income in 2013 were $25.3 million (effective tax rate of 12.5%), as compared to $17.5 million (effective tax rate of 9.7%) in 2012. The effective tax rates in 2013 and 2012 were affected by prior years adjustments of $1.9 and $5.5 million, respectively, mainly related to tax settlements. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income. We continued to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $27.2 million and $26.1 million, respectively, in 2013 and 2012, significantly influencing our effective tax rates.

Company’s Share in Earnings of Affiliated Entities

In 2013, we had income of $13.0 million from our share in earnings of affiliates, as compared to income of $11.2 million in 2012.

Discontinued Operations, Net

A gain from discontinued operations for the year ended December 31, 2013, amounted to $0.7 million, as compared to a loss of $0.6 million from discontinued operations in 2012. In the second quarter of 2013 the Company sold its holdings in a held-for-sale entity and recognized a gain of approximately $1.0 million in discontinued operations.

Net Income and Earnings Per Share (EPS)

Net income in 2013 was $183.4 million (6.3% of revenues), as compared to net income of $167.9 million (5.8% of revenues) in 2012. The increase in net income resulted mainly from lower operating expenses in 2013 as compared to 2012. The diluted EPS was $4.34 in 2013, as compared to $3.97 in 2012.

The number of shares used for computation of diluted EPS in the year ended December 31, 2013 was 42,295,000 shares, as compared to 42,277,000 shares in the year ended December 31, 2012.

Israeli Debt Offering

In June 2010, Elbit Systems completed a public offering in Israel on the TASE of NIS 1.1 billion (approximately $283 million) Series A Notes (the Series A Notes). The Series A Notes were offered and sold pursuant to a shelf prospectus filed in May 2010 with the Israeli Securities Authority and the TASE. The shelf prospectus expired in 2012. In March and May 2012, respectively, under the framework of the shelf prospectus, Elbit Systems completed both an additional public offering on the TASE and a private placement in Israel to Israeli institutional investors, of new Series A Notes, for an aggregate consideration of approximately NIS 926 million (approximately $249 million). All Series A Notes formed a single series.

We account for the outstanding principal amount of our Series A Notes as long-term liability, in accordance with ASC 470, “Debt”, with current maturities classified as short-term liabilities. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the Series A Notes using the effective interest rate method. As of December 31, 2014, the value of the Series A Notes was $324.5 million, less $58.5 million in current maturities and a fair value adjustment of $27.9 million from cross-currency interest rate swaps.

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

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes that were issued in 2010 and the additional Series A Notes that were issued in 2012. Under the cross currency interest rate swaps, we receive fixed NIS at a rate of 4.84% on NIS 2 billion and pay floating six-month USD LIBOR plus an average spread of 1.84% on $450 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these swap transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, we are currently paying an effective interest rate of six-month LIBOR (0.36% at December 31, 2014) plus an average of 1.84% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting. (See also Item 11. Quantitative and Qualitative Disclosures about Market Risk.)

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

In general, subsidiaries are able to transfer cash dividends, loans or advances to Elbit Systems and among themselves, subject to corporate policy and tax considerations in their applicable jurisdiction and subject to management commitment not to distribute tax exempt earnings. Such tax considerations have not had in the past, and are not anticipated to have, a material impact on our ability to meet our obligations.

2014

Our net cash flow generated from operating activities in 2014 was approximately $178 million, resulting mainly from our net income and the increase in trade and other payables of approximately $82 million, offset partly by the increase in trade receivables in the amount of $67 million and the increase in inventories of approximately $113 million.

Net cash flow used in investment activities in 2014 was approximately $80 million, which was used mainly to purchase property, plant and equipment in the amount of approximately $70 million.

Net cash flow used for financing activities in 2014 was approximately $89 million, which was used mainly for repayment of Series A Notes in the amount of approximately $56 million and payment of dividends to shareholders in the amount of approximately $68 million (of which $14.5 million was paid by a subsidiary to non-controlling interests).

2013

Our net cash flow generated from operating activities in 2013 was approximately $167 million, resulting mainly from our net income, which was decreased by the increase of approximately $117 million in trade receivables and the decrease of approximately $86 million in advances received from customers.

Net cash flow used in investment activities in 2013 was approximately $71 million, which was used mainly to purchase property, plant and equipment in the amount of approximately $60 million.

Net cash flow used for financing activities in 2013 was approximately $101 million, which was used mainly for repayment of Series A Notes in the amount of approximately $55 million and payment of dividends to shareholders in the amount of approximately $76 million (of which $25 million was paid by a subsidiary to non-controlling interests).

2012

Our net cash flow generated from operating activities in 2012 was approximately $198 million, resulting mainly from our net income and the increase in advances received from customers.

Net cash flow used in investment activities in 2012 was approximately $118 million, which was used mainly to purchase property, plant and equipment and investment in available-for-sale marketable securities.

Net cash flow used for financing activities in 2012 was approximately $84 million, which was used mainly for purchase of treasury shares, repayment of Series A Notes and payment of dividends to shareholders.

Financial Resources

The financial resources available to us include profits, collection of accounts receivable, advances from customers and government of Israel and other third parties’ programs such as the OCS and development grants. In addition, we have access to bank credit lines and financing in Israel and abroad based on our capital, assets and activities.

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2013 and 2014, the Company met all financial covenants.

On December 31, 2014, we had total borrowings from banks and public institutions in the amount of $244 million in long-term loans, of which most of the loans mature in 2016, and $1,255 million in guarantees issued on our behalf by banks and other financial institutions, mainly in respect of advance payment and performance guarantees provided in the regular course of business. In addition, at December 31, 2014, we had $324 million in outstanding debt under our Series A Notes, including $56 million maturing in 2015. On December 31, 2014, we had a cash balance amounting to $200 million. We also have the ability to raise funds on the capital market and through expansion of our credit lines. (See above “Israeli Debt Offering.”)

As of December 31, 2014, we had working capital of $626 million and a current ratio of 1.39. We believe that our working capital and cash flow from operations is sufficient to support our current requirements and financial covenants.

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

For further information on the level, maturity and terms of our borrowings, see Item 18. Financial Statements – Notes 12, 15 and 16.

We believe our cash balance, amounts available under lines of credits, cash flows from operating activities and our ability to access external capital resources should be sufficient to satisfy existing short-term and long-term commitments and plans, and also to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year.

Pensions and Other Post-Retirement Benefits. We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. (For our pension and other post-retirement benefit assumptions at December 31, 2014 and 2013, see Item 18. Financial Statements – Note 17.) At December 31, 2014, our termination obligations were $396.6 million, of which we had severance funds of $276.7 million set aside to satisfy potential obligations. In 2014, the amount of our termination obligations and severance funds in the Company and its subsidiaries in Israel were reduced as a result of the devaluation of the NIS against the U.S. dollar. The pension plan liabilities in our U.S. subsidiaries increased by approximately $45 million. This increase reflects the decrease in the discount rate used in the calculation from 4.85% at December 31, 2013 to 3.95% at December 31, 2014, as well as the changes in the mortality tables. The increased liability reduced our equity as part of other comprehensive income.

Material Commitments for Capital Expenditures. We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2014 and the subsequent fiscal year (see above “Financial Resources”). Our anticipated capital expenditures (which include mainly the purchase of equipment and buildings) as of December 31, 2014 were somewhat higher than those as of December 31, 2013, due to an anticipated increase in expenditures for buildings and certain other expenses. We plan to pay for such anticipated expenditures using cash from operations. (See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.)

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

We use financial instruments and derivatives in order to limit our exposure to risks arising from changes in exchange rates and to mitigate our exposure to effects of changes in foreign currency rates and interest rates. The use of such instruments does not expose us to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). Our policy in utilizing these financial instruments is to protect the dollar value of our cash and cash equivalent assets rather than to serve as a source of income.

In the context of our overall treasury policy specific objectives apply to the management of financial risks. These objectives are disclosed under the headings below “NIS/U.S. Dollar Exchange Rates”, “Inflation and Currency Exchange Rates” and “Foreign Currency Derivatives and Hedging”.

On December 31, 2014, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments are based on variable interest rates, and their value as of December 31, 2014 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2012, the inflation rate was approximately 1.6%, and the NIS strengthened against the U.S. dollar by approximately 2%. In 2013, the inflation rate was approximately 1.8%, and the NIS strengthened against the U.S. dollar by approximately 7%. In 2014, inflation decreased by approximately 0.2%, and the NIS depreciated against the U.S. dollar by approximately 12%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

Foreign Currency, Derivatives and Hedging

While our functional currency is the U.S. dollar, we also have some non-U.S. dollar or non-U.S. dollar linked exposure to currencies other than NIS. These are mainly non-U.S. dollar customer debts, payments to suppliers and subcontractors, obligations in other currencies, assets or undertakings. Some subcontractors are paid in local currency under prime contracts where we are paid in U.S. dollars. The exposure on these transactions has not been in amounts that are material to us. However, when we view it economically advantageous, due to anticipated uncertainty in the applicable foreign exchange rates, we seek to minimize our foreign currency exposure by entering into hedging arrangements, obtaining periodic payments upon the completion of milestones, obtaining guarantees and security from customers and sharing currency risks with subcontractors.

A significant part of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2014 by forward contracts. On December 31, 2014, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies totaling approximately $284 million ($210 million in Euros, $31 million in GBP and the balance of $43 million in other currencies).

We also use forward exchange hedging contracts and options strategies in order to limit our exposure to exchange rate fluctuation associated with payroll expenses, mainly incurred in NIS. These include forward contracts with notional amount of approximately $630 to purchase NIS maturing in 2015. (See also Item 11. Quantitative and Qualitative Disclosure of Market Risks.) As of December 31, 2014, an unrealized net loss of approximately $25 million was included in accumulated other comprehensive income. As of December 31, 2014, all of the forward contracts are expected to mature during the years 2015 – 2020.

Regarding the measures taken to reduce the foreign currency exchange rate impact on our Series A Notes see above “Liquidity and Capital Resources – Israeli Debt Offering.”

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2014 and is presented in millions of U.S. dollar equivalent terms:

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Buy US$ and Sell:
Euro	157.1	11.3
GBP	23.6	0.4
NIS	—	—
Other various currencies	22.8	0.2

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Sell US$ and Buy:
Euro	53.2	(3.2)
GBP	7.4	(0.1)
NIS	629.9	(36.7)
Other various currencies	19.8	0.4

*	Notional amount information is based on the foreign exchange rate at year end.

Contractual Obligations

	Up to 1 year	2-3 years	4-5 years	More than 5 years
	(U.S. dollars in millions)
1. Long-Term Debt Obligations (1)	24	222	—	—
2. Series A Notes (1)	56	111	111	56
3. Interest payment (2)	10	12	5	1
4. Operating Lease Obligations (3)	43	69	32	76
5. Purchase Obligations (3)	889	194	32	148
6. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP (4)	—	—	—	—
7. Other Long-Term Liabilities (5)	—	—	—	—
Total	1,022	608	180	281

(1)	The above includes derivative instruments defined as hedge accounting - see Item 18. Financial Statements - Note 2(Y).

(2)
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

(3)	For further description of the Purchase Obligations see above “Long-Term Arrangements and Commitments – Purchase Commitments” and see Item 18. Financial Statements – Notes 20(D) and 20(H).

(4)
The obligation amount does not include an amount of $397 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2(R) and 17. The obligation amount also does not include an amount of $46 million of tax reserve related to uncertain tax positions. See Item 18. Financial Statements – Note 18.

(5)	See below “Off-Balance Sheet Transactions.”

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

At December 31, 2014, we had outstanding buy-back obligations totaling approximately $930.0 million that extend through 2023.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Years Ended December 31,
	2014	2013	2012

GAAP gross profit	825.1	824.8	815.9
Adjustments:
Amortization of intangible assets	21.7	22.2	24.2
Impairment of long-lived assets	—	0.9	—
Non-GAAP gross profit	846.8	847.9	840.1
Percent of revenues	28.6%	29.0%	29.1%

GAAP operating income	246.9	239.4	203.1
Adjustments:
Amortization of intangible assets	43.0	45.9	49.3
Gain from change in holdings	(6.0)	—	—
Legal settlement	—	(7.6)	—
Impairment of long-lived assets(1)	—	0.9	—
Non-GAAP operating income	283.9	278.6	252.4
Percent of revenues	9.6%	9.5%	8.7%

GAAP net income attributable to Elbit Systems’ shareholders	171.0	183.4	167.9
Adjustments:
Amortization of intangible assets	43.0	45.9	49.3
Impairment of long-lived assets(1)	—	0.9	—
Legal settlement	—	(7.6)	—
Gain from changes in holdings(2)	(6.0)	(0.9)	(2.3)
Adjustment of loss (gain) from discontinued operations, net	—	(0.8)	0.4
Related tax benefits	(6.9)	(10.1)	(8.9)
Non-GAAP net income attributable to Elbit Systems’ shareholders	201.1	210.8	206.4
Percent of revenues	6.8%	7.2%	7.1%
Non-GAAP diluted net EPS	4.7	5.0	4.9

(1)	Impairment of investments in 2013 was due to impairment in intangible assets.

(2)
Adjustment of gain from changes in holdings includes the income from the sale of investments in affiliated companies of $2.3 million in 2012, a sale of activities of $0.9 million in 2013 and gain of $6.0 million in 2014 relating to an increase in shareholdings in an Israeli subsidiary.

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors (Board)

Our directors as of February 28, 2015 are as follows:

Name	Age	Director Since
Michael Federmann (Chairman)	71	2000
Avraham Asheri	77	2000
Rina Baum	69	2001
Yoram Ben-Zeev	70	2014
David Federmann	40	2007
Yehoshua Gleitman (External Director)	65	2010
Yigal Ne'eman	73	2004
Dov Ninveh	67	2000	*
Dalia Rabin (External Director)	64	2010
__________________
* was not a member of the Board from April - October 2013

The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2015. The term of office for Yehoshua Gleitman as an External Director expires in March 2016, and the term of office for Dalia Rabin as an External Director expires in November 2016.

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

Avraham Asheri. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Mikronet Ltd. and Radware Ltd. Mr. Asheri was president and chief executive officer of Israel Discount Bank from 1991 until 1998, and executive vice president and member of its management committee from 1983 until 1991. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as director general of the Israel Ministry of Industry and Trade, managing director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor’s degree in economics and political science from the Hebrew University. Mr. Asheri serves as chair of the Corporate Governance and Nominating Committee and as a member of the Audit Committee, the Compensation Committee and the Financial Statements Review Committee of the Board. He is considered by the Board to have financial and accounting expertise under the Companies Law.

Rina Baum. Rina Baum is vice president for investments of FEL and since 1986 has served as director and general manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels, Etanit Building Products Ltd. and Incotec Ltd., as well as in other managerial positions within the Federmann Group. She also serves as a director in Harel-PIA Mutual Funds Management Company Ltd. Mrs. Baum holds an L.L.B. degree in law from the Hebrew University.

Yoram Ben-Zeev. Yoram Ben-Zeev serves on the board of several non-profit organizations in Israel and is a member of the Israel Ministry of Foreign Affairs’ (MFA) Nomination Committee. He served as Israel's ambassador to the Federal Republic of Germany from 2007 until 2012. Prior to that, he served for 26 years in various senior positions in the MFA, including as deputy general director, head of the North America Division and senior member of the directorate. Among other positions held during his service in the MFA, Mr. Ben-Zeev served as Israel's consul general to the West Coast in the United States, political advisor to the president of the State of Israel, special coordinator to the Middle East peace process, advisor to prime minister Ehud Barak for the Camp David Peace Conference and chairman of the MFA’s Steering Committee - Foreign Service Strategic and Functional Planning and of the Israel-Canada Annual Strategic Forum. Mr. Ben-Zeev has been the recipient of special awards for his diplomatic service from both the U.S. House of Representatives and the president of the Federal Republic of Germany. Mr. Ben-Zeev holds a bachelor's degree in Middle Eastern studies, political science and international relations from the Hebrew University. Mr. Ben Zeev serves as member of the Audit Committee and the Financial Statements Review Committee of the Board.

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

Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served since 2001 as the managing partner of Platinum VC, a venture capital firm. He currently serves as chairman of the board of directors of Capital Point Ltd. and is a director of Teuza – A Fairchild Technology Venture Ltd. Dr. Gleitman is a senior advisor to the World Bank on national policies for innovation, and he serves as an advisor to the governments of Serbia and Macedonia on similar subjects. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chairman of the U.S.-Israel Industrial R&D Foundation, joint chairman of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s (Elop) marine and aerial operations and head of the Laser Branch of the IMOD. Dr. Gleitman serves as the honorary consul general of Singapore to Israel and is chairman of the Association for the Establishment of the Yitzhak Rabin Center. Dr. Gleitman holds bachelor's of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as chair of the Audit Committee and of the Financial Statements Review Committee and as a member of the Corporate Governance and Nominating Committee and the Compensation Committee of the Board. He is considered by the Board to have financial and accounting expertise under the Companies Law.

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

Dalia Rabin (External Director). Dalia Rabin has served since 2002 as the chairperson of the Yitzhak Rabin Center, a national institute dedicated to ensuring that former prime minister and minister of defense Yitzhak Rabin’s legacy continues to impact Israeli society through experiential educational programming, a national archive and a museum. She currently serves as a member of the board of directors of ACUM - Authors Composers and Music Publishers Society and of Peilim Investment Portfolio Management Company Ltd. Mrs. Rabin was a member of the Israeli government from 1999 until 2002. She was elected to the Knesset as a member of the Center Party in 1999 and served as chairperson of the Ethics Committee. She also served on the Constitution, Law and Justice Committee, the Committee for the Advancement of the Status of Women, the State Control Committee and the Committee for the Advancement of the Status of the Child. In 2001, Mrs. Rabin was appointed deputy minister of defense. She resigned in 2002 to head the Rabin Center. Prior to her election to the Knesset, Mrs. Rabin served as the legal advisor of the professional associations of the General Federation of Labor (the Histadrut). She also served for 14 years in the Tel-Aviv District Attorney’s Office in the Civil Division, specializing in labor law. Mrs. Rabin holds an L.L.B. degree in law from Tel-Aviv University. Mrs. Rabin serves as chair of the Compensation Committee and as a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee of the Board.

Executive Officers

Our executive officers (the President and CEO and the Executive Vice Presidents reporting to the President and CEO) as of February 28, 2015 are as follows:

Name	Age	Position
Bezhalel Machlis	51	President and Chief Executive Officer
Elad Aharonson	41	Executive Vice President and General Manager – UAS Division
Jonathan Ariel	58	Executive Vice President and Chief Legal Officer
David Block Temin	59	Executive Vice President, Chief Compliance Officer and Senior Counsel
Adi Dar	43	Executive Vice President and General Manager – Intelligence and Electro-optics - Elop Division
Itzhak Dvir	67	Executive Vice President and Chief Operating Officer
Jacob Gadot	67	Executive Vice President – International Marketing and Business Development
Joseph Gaspar	66	Executive Vice President and Chief Financial Officer
Zeev Gofer	62	Executive Vice President – Strategic and Business Development - North America
Dalia Gonen	63	Executive Vice President – Human Resources
Edgar Maimon	59	Executive Vice President and General Manager – EW and SIGINT Elisra Division
Avi Mizrachi	57	Executive Vice President - Business Development - Southeast Asia
Ilan Pacholder	60	Executive Vice President – Mergers and Acquisitions, Offset and Financing
Gideon Sheffer	66	Executive Vice President – Strategic Planning and Business Development – Israel
Yoram Shmuely	54	Executive Vice President and General Manager – Aerospace Division
Udi Vered	57	Executive Vice President and General Manager – Land and C4I Division

Bezhalel Machlis. Bezhalel Machlis has served as the Company’s President and CEO since 2013. From 2008 until 2012, he served as executive vice president and general manager – land and C4I division, after serving as corporate vice president and general manager – land systems and C4I since 2004. In 2003, he served as corporate vice president and general manager – ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president – battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and an MBA from Tel-Aviv University. He is a graduate of Harvard University Business School's Advanced Management Program.

Elad Aharonson. Elad Aharonson has served as Executive Vice President and General Manager – UAS Division since 2011, after serving as vice president – UAV systems since 2009. He joined Elbit Systems in 2004 and held various senior program management positions relating to UAS. Prior to that, Mr. Aharonson served as an officer in the IDF holding command positions in the Artillery Branch and in the Ground Forces’ UAV unit. Mr. Aharonson holds an L.L.B. degree in law and a bachelor’s degree in business administration from the Hebrew University.

Jonathan Ariel. Jonathan Ariel has served as Executive Vice President and Chief Legal Officer since 2012, after serving as senior vice president and general counsel since 2008. He joined Elbit Systems in 1996 and has held several positions within the legal department, including vice president and general counsel of Elop. Prior to joining Elbit Systems, Mr. Ariel served as a legal advisor both in-house and in private law firms in Israel and the U.S. Mr. Ariel holds an L.L.B degree in law from Tel-Aviv University and is admitted to the Israeli Bar.

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

Adi Dar. Adi Dar was appointed as Executive Vice President and General Manager – Electro-optics - Elop Division in 2009, which was renamed the Intelligence and Electro-optics - Elop Division in 2013. From 2006 until his current appointment, he served as Elop’s vice president for business development. Prior to that he served in a number of management positions in Elbit Systems, which he joined in 2002. From 1999 until 2002, he was vice president for business development and marketing at Elron Telesoft Ltd. Mr. Dar holds a bachelor's degree in industrial engineering from the Technion and an MBA from Tel-Aviv University.

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

Jacob Gadot. Jacob Gadot has served as Executive Vice President – International Marketing and Business Development since 2009. From 2008 until his current appointment he was executive vice president – mergers and acquisitions, after serving as corporate vice president – mergers and acquisitions since 2000. He also served as chief technology officer from 2001 until 2005. Mr. Gadot held the position of vice president – mergers and acquisitions from 1998 to 2000 and vice president – business development from 1996 to 1998. Mr. Gadot joined Elbit Ltd. in 1983 and held various management positions, including vice president – international marketing and head of the airborne division. Prior to that, he worked for Motorola Israel, after serving for ten years as an officer in the IAF. Mr. Gadot holds a bachelor of science degree in electrical engineering from the Technion.

Joseph Gaspar. Joseph Gaspar was appointed as an Executive Vice President in 2008 and has served as Chief Financial Officer since 2001. He was appointed as a corporate vice president in 2000 and served as corporate vice president – strategy, technology and subsidiaries from 2000 until 2001. From 1996 until 2000, he held the position of corporate vice president, marketing and business development of Elop. Mr. Gaspar joined Elop in 1975 and held several management positions, including vice president and general manager of Elop’s optronics product division and co-manager of an Elop subsidiary in the United States. Mr. Gaspar holds a bachelor of science degree from the Technion in electronic engineering with advanced studies in digital signal processing and communication.

Zeev Gofer. Zeev Gofer has served as Executive Vice President – Strategic and Business Development – North America since 2009. From 2008 until his current appointment he was executive vice president – business development and marketing, after serving as corporate vice president – business development and marketing since 2003. He previously served as corporate vice president and as co-general manager – aircraft and helicopter upgrades and systems from 2000 until 2003. From 1999 until 2000, he was vice president – aircraft upgrades and airborne systems division, having served as division manager since 1996. He joined Elbit Ltd. in 1982 and held various management positions, including director of the aircraft upgrade division, director of a major aircraft upgrade program, director of avionics system engineering and technical manager of the Lavi aircraft avionics program. Mr. Gofer holds bachelor's and master of science degrees in electronic engineering from the Technion and a master of science of management degree from the Polytechnic University of New York.

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

Edgar Maimon. Edgar Maimon has served as Executive Vice President and General Manager – EW and SIGINT Elisra Division since 2013. From 2005 until his current appointment Mr. Maimon served as vice president of marketing and business development at Elbit Systems EW and SIGINT – Elisra Ltd. (Elisra). He joined Elisra in 2004. Prior to that Mr. Maimon served for 26 years in the IAF, where he holds the rank of colonel (reserves). He served as the head of the IAF’s C4I systems engineering department and held several additional senior positions in the IAF. Mr. Maimon holds a bachelor of science degree in electronic engineering from Ben Gurion University.

Avi Mizrachi. Avi Mizrachi was appointed Executive Vice President - Business Development - Southeast Asia in July 2014. He joined Elbit Systems in 2013 as a senior vice president in the corporate marketing department. Prior to that, Mr. Mizrachi completed 33 years of service in the IDF, retiring with the rank of major general. From 2009 to 2012, he served as the commander of the IDF’s Central Command. Prior to that he held a number of senior command positions including head of the Technology and Logistics Branch and commander of the IDF’s Ground Forces. Mr. Mizrachi holds a bachelor of arts degree in computer science and business administration from Pace University in New York and is a graduate of the Harvard University Business School’s Advanced Management Program.

Ilan Pacholder. Ilan Pacholder has served as Executive Vice President – Mergers and Acquisitions since 2009, in addition to his position as Executive Vice President – Offset and Financing to which he was appointed in 2008. During 2007, he served as vice president and chief financial officer of Tadiran Communications Ltd. Mr. Pacholder served as corporate secretary and vice president – finance and capital markets of Elbit Systems from 2003 until 2006. From 2001 until 2003, he served as vice president – finance. Mr. Pacholder joined Elbit Ltd. in 1994 and held various senior positions in the finance department. Prior to joining Elbit Ltd. he served as the chief financial officer for Sanyo Industries in New York. Before that Mr. Pacholder worked for Bank Leumi in New York and held the position of vice president in the international and domestic lending departments. Mr. Pacholder holds a bachelor of arts degree in accounting and economics from Queens College in New York and an MBA in finance and investments from Adelphi University.

Gideon Sheffer. Gideon Sheffer has served as Executive Vice President – Strategic Planning and Business Development – Israel since 2009. From 2008 until his current position he served as executive vice president – strategic planning, after serving as corporate vice president – strategic planning since 2001. Prior to that he served as acting head of Israel’s National Security Council and as national security advisor to former prime minister Ehud Barak. In 1998, he completed 32 years of service in the IDF, retiring with the rank of major general. From 1995 to 1998, he served on the general staff as head of the IDF’s human resources branch. Before that, he served as deputy commander of the IAF. Mr. Sheffer held a number of command positions in the IAF after serving as a fighter aircraft and helicopter pilot. Mr. Sheffer holds a bachelor’s degree in Israel studies from Bar Ilan University and is a graduate of the Harvard University Business School’s Advanced Management Program.

Yoram Shmuely. Yoram Shmuely has served as Executive Vice President and General Manager – Aerospace Division since 2013, after serving as executive vice president and co-general manager of the aerospace division since 2008. Mr. Shmuely served as corporate vice president and co-general manager – airborne and helmet systems since 2003. He served as corporate vice president and general manager – helmet mounted systems from 2000 until 2003. From 1998 until 2000, he was vice president – helmet mounted systems division. From 1996 until 1998, he served as president of a U.S. subsidiary of Elbit Systems. Mr. Shmuely joined Elbit Ltd. in 1990 and served as director of Elbit Ltd.’s helmet mounted display business. He served as a fighter aircraft pilot in the IAF. Mr. Shmuely holds a bachelor of science degree in electronic engineering from the Technion.

Udi Vered. Yehuda (Udi) Vered has served Executive Vice President and General Manager – Land and C4I Division since 2013. From 2009 until his current appointment Mr. Vered served as executive vice president – service solutions as well as vice president – marketing for the land and C4I division. Prior to that, since 2004 he served as chief financial officer and vice president for contracts and sales of the land and C4I division. Mr. Vered joined Elbit Systems in 2003 as vice president for contracts and sales and chief financial officer – ground, C4I and battlefield systems. Before that, he served as an aircrew officer in the IAF, where he holds the rank of colonel (reserves). Mr. Vered holds a bachelor of arts degree in management and economics from Tel-Aviv University, an MBA from Ben Gurion University and is a graduate of the Harvard University Business School’s Advanced Management Program.

President and CEO of Elbit Systems of America

Elbit Systems of America’s President and CEO reports to the board of directors of Elbit Systems of America in accordance with the provisions of the Special Security Agreement with the U.S. Department of Defense. (See Item 4. Information on the Company – U.S. Subsidiaries.) Raanan Horowitz serves as President and CEO of Elbit Systems of America.

Raanan Horowitz. Raanan Horowitz has served as President and Chief Executive Officer of Elbit Systems of America since 2007. He served as executive vice president and general manager of EFW from 2001 until his current appointment. From 1991 until 2001, Mr. Horowitz held various management positions with EFW and other U.S. subsidiaries of the Company. From 1989 to 1991, he served as a senior program manager for Elbit Ltd. Mr. Horowitz serves on the executive committee of the board of governors of the Aerospace Industries Association and is a member of the executive committee of the national board of directors of the Leukemia and Lymphoma Society. Mr. Horowitz holds an MBA from the Seidman School of Business of Grand Valley State University in Allendale, Michigan. He also holds a master of science degree in electrical engineering and a bachelor of science degree in mechanical engineering from Tel-Aviv University.

Compensation of Directors and Executive Officers

Compensation Policy

Pursuant to the Companies Law, a public company such as Elbit Systems is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as defined in the Companies Law) (generally Elbit Systems' directors and executive officers), including compensation, equity-based awards, releases from liability, indemnification and insurance, severance and all other employment benefits (Employment Terms). In accordance with the Companies Law, in January 2014 our shareholders, following a favorable recommendation of the Compensation Committee of the Board and the approval of the Board as a whole, approved a compensation policy for the Company's executive officers and directors (the Compensation Policy). The Compensation Policy applies to any agreement in connection with Employment Terms entered into by the Company with an Office Holder following approval of the Compensation Policy by the Company's shareholders. The Compensation Policy will continue to be in effect until the earlier of its modification or expiration date, as the case may be, in accordance with the requirements of the Companies Law.

The Compensation Policy is a reflection of the long-time practices and strategy of the Company and is intended to align with the Company's strategy to attract, motivate and retain highly experienced personnel who will provide leadership for the Company's success and act in the best interest of the Company and its stakeholders while supporting a performance culture that is based on merit, differentiates and rewards excellent performance, while recognizing the Company's core values.

Pursuant to the Companies Law, an arrangement in connection with Employment Terms between Elbit Systems and an Office Holder (other than the Company's CEO and directors), which is consistent with the Compensation Policy requires the approval of both the Compensation Committee and the Board as a whole. Arrangements in connection with Employment Terms between Elbit Systems and its CEO or a director, as well as an arrangement in connection with Employment Terms with any Office Holder that is not consistent with the Compensation Policy, requires in addition to the approval of the Compensation Committee and of the Board as a whole, also the approval of the majority of Elbit Systems' shareholders. With respect to such arrangement with Elbit Systems' CEO or in connection with such arrangement with an Office Holder of Elbit Systems that is not consistent with the Compensation Policy, the above-mentioned majority (i) must include a majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest (as defined in the Companies' Law) in the approval of the relevant arrangement and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account) or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy does not represent more than 2% of the total voting rights in Elbit Systems.

Under certain circumstances described in the Companies Law, if the Employment Terms of an Office Holder who is not a director is not approved by Elbit Systems' shareholders with the applicable required majority as mentioned above, the Compensation Committee and the Board may nonetheless approve such arrangement.

In addition, pursuant to the Companies Law, changes determined by the Compensation Committee not to be material to the existing Employment Terms of an Office Holder who is not a director, require only the approval of the Compensation Committee.

For further information see below "Board Practices - Compensation Committee", Item 10 - Additional Information - General Provisions of Israeli Law and Related Provisions of Articles of Association - Office Holders; and Item 10 - Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders.

Compensation of Directors and Executive Officers

Aggregate Compensation to Directors and Executive Officers

The following table sets forth the aggregate compensation costs for all of our directors and executive officers as a group for the fiscal year ended December 31, 2014:

	Salaries, Directors’ Fees Commissions and Bonuses	Pension, Retirement and Similar Benefits
	(U.S. dollars in thousands)
All directors (consisting of 10 persons)	$ 426(1)	$ ----
All executive officers (consisting of 16 persons)	$ 15,477(2)(3)	$1,292

(1)	Directors Fees

In accordance with our Compensation Policy, in meetings held in May 2014, the Compensation Committee and the Board as a whole respectively approved payment to the Company's directors in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity. In the above mentioned May 2014 meetings, the Compensation Committee and the Board also approved, in accordance with the Israeli Companies Regulations (Relief from Related Parties' Transactions), 5760-2000, payment of director's compensation to Michael Federmann and David Federmann (who each may be considered a direct or indirect controlling shareholder of the Company) as well as to Dov Ninveh and Rina Baum, in amounts which are similar to the compensation payable by the Company to all other directors. As a result, each of the Company's directors is and will be entitled, to an annual fee of NIS 116,852 (equal to approximately $32,522) and a per meeting fee of NIS 2,570 (equal to approximately $715), which reflect the above mentioned fees levels, linked to the Israeli consumer price index. Compensation payments to directors are made either directly to the director or to his or her employing company.

(2)	Stock Option Plan

We recorded an amount of approximately $0.1 million in 2014 as compensation costs related to stock options granted to our executive officers under our 2007 Employee Stock Option Plan. No options were granted to executive officers under the Plan in 2013 or 2014. (See below “Share Ownership – Elbit Systems’ Stock Option Plans” and Item 18. Financial Statements - Notes 21(B), (C) and (D).)

(3)	Phantom Bonus Retention Plan

(i)
In 2012, our Board approved a “Phantom” Bonus Retention Plan for Senior Officers (the Phantom Plan). The purpose of the Phantom Plan is to provide an incentive to retain applicable senior officers of Elbit Systems and certain of our subsidiaries by strengthening the alignment of the Phantom Plan recipients’ financial interests with those of the Company and our shareholders. Under the Phantom Plan, phantom bonus units were granted to executive officers, as approved by the Company's authorized bodies, within the framework of three consecutive yearly tranches, each such tranche comprised of an equal number of units which entitle the recipient the right to receive the financial benefit (Unit Benefits) deriving from increases in the value of the Company’s shares during the applicable periods, subject to certain restrictions. Unit Benefits are calculated separately for each tranche. The Unit Benefits accrual period for each tranche is three years from the respective grant date of the applicable bonus units.

(ii) At the end of the each year during the Unit Benefits accrual period for each tranche, the Company calculates the value of each Unit Benefit for such year (the Unit Benefits Value). The Unit Benefits Value is the difference between: (i) the opening value for that year - i.e. the average closing price on the TASE of the Company’s shares for the thirty (30) trading days preceding the beginning of the respective year, and (ii) the year-end value for said year - i.e. the average closing price on the TASE of the Company’s shares for the thirty (30) trading days preceding the end of the relevant year.

(iii) The accrued Unit Benefits Value for each yearly tranche is the sum of the first year Unit Benefits Value, the second year Unit Benefits Value and the third year Unit Benefits Value for that tranche. Because of certain conditions in the Phantom Plan, the Unit Benefits Value for a particular year of a tranche may be zero or only part of the calculated Unit Benefits Value for that year. The aggregate maximum Unit Benefits Value of a Unit granted for the full three years of a tranche may not exceed 100% of the beginning value determined for that tranche for its first year. Except in certain circumstances described in the Phantom Plan, the accrued Unit Benefits Value of a tranche is paid to the recipient at the end of the third year of the respective tranche.

(iv)
Except as other provided in the Phantom Plan, entitlement to receipt of benefits is conditioned on the recipient remaining an employee of the Company. The benefits received under the Phantom Plan are subject to tax at the regular personal income tax rates.

(v)
We recorded amounts of approximately $4.0 million and $7.0 million in 2013 and 2014, respectively, as compensation costs related to the tranches of phantom bonus units granted to our executive officers under the Phantom Plan. See Item 18. Financial Statements – Note 21(H).

In addition, in accordance with our Company's policies and as allowed by the Compensation Policy, our executive officers, are entitled to reimbursement of incurred travel and certain of the expenses in a manner similar to other employees.
As with all other Office Holders of the Company, each of the above mentioned executive officers was covered by our D&O liability insurance policy and was entitled to indemnification pursuant to an indemnification letter approved by our shareholders, in accordance with the applicable law, our Articles of Association and the Compensation Policy. (See Item 10. "Additional Information - Exemption, Insurance and Indemnification of Directors and Officers - Exemption, Insurance and Indemnification Under the Companies Law").

Compensation of Five Most Highly Compensated Executive Officers

The following describes the compensation of our five most highly compensated executive officers with respect to the year ended December 31, 2014. All amounts specified are in terms of cost to the Company as recorded in our financial statements. Each of the mentioned executive officers was employed on a full-time basis in 2014.
Compensation for each of the specified executive officers is indicated in terms of the following types of compensation costs:
(1) Salary Costs. Salary Costs include gross salary and social benefits. Salary Costs also include, if and to the extent applicable to a respective executive officer, vacation days, sick days, convalescence pay, monthly remuneration for a study fund, contributions made by the Company on behalf of the executive officer to an insurance policy or a pension fund, contributions by the Company on behalf of the executive officer towards work disability insurance, benefit for company car and benefit for communication costs. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.593, which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2014.
(2) Bonus Costs. Bonus Costs represent annual bonuses to the executive officer with respect to the year ended December 31, 2014 in accordance with the Company's Compensation Policy. (See above "Compensation of Directors and Officers - Compensation Policy"). In addition, when and to the extent applicable, it may also represent managerial evaluation bonuses in accordance with the Compensation Policy for non-financial qualitative individual performance measures, and special bonuses for special efforts or achievements. U.S. dollar amounts indicated for Bonus Costs are based on the exchange rate of 3.593, which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2014.
(3) Phantom Bonus Costs. Phantom Bonus Costs are costs related to the value of benefits under tranches of phantom bonus units granted to the executive officers under our Phantom Bonus Retention Plan (see above "Aggregate Compensation to Directors and Officers - Table - Note (3)" and Item 18. Financial Statements - Note 21(H)). Benefits under the Phantom Plan cover tranches payable over three years.
(4) Stock Option Costs. Stock Option Costs are costs related to stock options granted under our 2007 Employee Stock Option Plan which are still not vested (see below "Share Ownership - Elbit Systems Stock Option Plans - 2007 Employee Stock Option Plan"). Stock Option Costs also include costs related to stock options in start-up entities or similar ventures established by the Company (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company), in accordance with the Compensation Policy.
The five most highly compensated executive officers in 2014 were as follows (in thousands of U.S dollars):

(1)
Bezhalel Machlis - President and CEO. Compensation costs recorded for Mr. Machlis in 2014 included: $871 in Salary Costs; $584 in Bonus Costs; $801 in Phantom Bonus Costs* and $21 in Stock Option Costs.

(2)
Yoram Shmuely - Executive Vice President and General Manager - Aerospace Division. Compensation costs recorded for Mr. Shmuely in 2014 included: $557 in Salary Costs; $364 in Bonus Costs; $650 in Phantom Bonus Costs* and $20 in Stock Option Costs.

(3)
Joseph Gaspar - Executive Vice President and Chief Financial Officer. Compensation costs recorded for Mr. Gaspar in 2014 included: $637 in Salary Costs; $285 in Bonus Costs; $650 in Phantom Bonus Costs* and $7 in Stock Option Costs.

(4)
Itzhak Dvir - Executive Vice President and Chief Operating Officer. Compensation costs recorded for Mr. Dvir in 2014 included: $556 in Salary Costs; $114 in Bonus Costs and $650 in Phantom Bonus Costs*.

(5)
Gideon Sheffer - Executive Vice President - Strategic Planning and Business Development - Israel. Compensation costs recorded for Mr. Sheffer in 2014 included: $499 in Salary Costs; $116 in Bonus Costs and $650 in Phantom Bonus Costs*.

_______________________
* During 2014, no payments were paid to recipients for benefits under the Phantom Plan and, subject to the terms of the Plan, the first payment will become due during 2015. Such payments will be taxed at regular income tax rates.

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

The Companies Law requires the board of directors of a public company, after considering the company’s type and size and the scope and complexity of its activities, to determine the minimum number of directors on the board having “financial and accounting expertise” as defined in the Companies Law. Our Board has adopted a policy pursuant to which it will include a minimum of two directors having financial and accounting expertise as defined under the Companies Law. Currently our Board has three directors who are considered by the Board to have financial and accounting expertise: Dr. Gleitman, Mr. Asheri and Mr. Ne’eman. In addition, the Companies Law provides that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the election of a director is to be considered, will not be held unless the nominee has declared to the company that he or she complies with the above-mentioned requirements, and the details of his or her applicable qualifications are provided, and in case such nominee is an "Independent Director" as defined in the Companies Law (see below), that such nominee has also declared that he or she complies with the independence criteria under the Companies Law. Each of our elected directors has declared to our Board that he or she complies with the required qualifications under the Companies Law for appointment as a member of our Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our Board. In addition, Mr. Yoram Ben-Zeev also has declared that he complies with the criteria of an Independent Director under the Companies Law.

In addition to the External Directors, under the Companies Law and regulations thereunder, a director in a company such as Elbit Systems, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, such as the Nasdaq director independence criteria, may be considered an Independent Director pursuant to the Companies Law if such director meets certain conditions listed therein, and provided such director has been designated as such by the audit committee. The Audit Committee has designated Mr. Yoram Ben-Zeev as an Independent Director under the Companies Law.

The current External Directors on our Board were each appointed at a general meeting of shareholders, for a three-year term, with their terms expiring as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in June 2014. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

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

Substitute Directors. The Articles of Association provide that any director may appoint another person to serve as a substitute director. A substitute director must be qualified under the Companies Law to serve as a substitute of the relevant director, and, under the Companies Law, in case the substituted director is an Independent Director as defined in the Companies Law, the substitute director must also comply with the requirements of the Companies Law for Independent Directors. If his or her appointment is for more than one meeting it will be subject to the approval of the Board. Such person may not act as a substitute director for more than one director at the same time. In addition, a Board committee member may not substitute for another Board committee member in meetings of the applicable committee. The same rules, including compensation, will apply to a substitute director as to the director who appointed him or her, and the substitute director may participate in Board and Board committee meetings in the same manner as the appointing director (subject to any applicable independence criteria). Subject to the Companies Law, a director who has appointed a substitute director may revoke the appointment at any time. In addition, the office of a substitute director will be vacated at any time that the office of the director who appointed the substitute is vacated for any reason. Any appointment or revocation of the appointment of a substitute director will be made by notice in writing to the substitute director and Elbit Systems. The appointment or revocation, as the case may be, will become effective on the later of the date of receipt of the above notice or the date fixed in the notice.

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

(2)
his or her re-election is recommended by the board or by one or more shareholders holding at least 1% of all voting rights of the relevant company, or if such External Director offered to continue to serve as such for an additional term;

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

Audit Committee. Yehoshua Gleitman (Chair), Avraham Asheri, Yoram Ben-Zeev, Yigal Ne’eman and Dalia Rabin are members of the Audit Committee. In accordance with the Companies Law, an audit committee must consist of at least three directors qualified to serve as members of an audit committee under the Companies Law, including all External Directors, and must be comprised of a majority of directors meeting certain independence criteria of the Companies Law. The chair of the audit committee must be an External Director. In accordance with the applicable Nasdaq rules and those of the SEC, Elbit Systems Audit Committee must be comprised solely of independent directors, as defined by said rules. The Audit Committee operates in accordance with an Audit Committee Charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. All of the members of the Audit Committee meet the applicable requirements of the Companies Law and have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. The Audit Committee meets from time to time in executive sessions and also conducts annual assessments of the sufficiency of its Charter and of the Committee’s compliance with its obligations. (See Item 16A. Audit Committee – Financial Expert and Item 16D. Exemptions from Listing Standards for Audit Committees.)

Financial Statements Review Committee. Yehoshua Gleitman (Chair), Avraham Asheri, Yoram Ben-Zeev, Yigal Ne’eman and Dalia Rabin are members of the Board’s Financial Statements Review Committee. Pursuant to the Israeli Companies Regulations the financial reports of a public company such as Elbit Systems may be brought for discussion and approval of the board only after such committee has discussed and formulated recommendations to the board in connection with: (1) the valuations and estimates used in connection with the financial statements; (2) the internal controls related to financial reporting; (3) the completeness and appropriateness of disclosure in the financial statements; (4) the accounting policy adopted and accounting treatment applied in the material matters of the company; and (5) valuations, including the assumptions and estimates underlying them, on which data in the financial statements is provided. The Financial Statements Review Committee must consist of at least three members, the chairperson of the committee must be an External Director, and the majority of its members must be directors who meet certain independence requirements of the Companies Law, and, among other criteria, all of its members must be able to read and understand financial statements, with at least one of the members having “financial and accounting expertise” (as defined above). Yehoshua Gleitman, Avraham Asheri and Yigal Ne’eman have been determined by the Board to have “financial and accounting expertise”.

Compensation Committee

Dalia Rabin (Chair), Avraham Asheri and Yehoshua Gleitman are members of the Board’s Compensation Committee. Pursuant to the Companies Law (see above "Compensation to Directors and Executive Officers - Compensation Policy"), the compensation committee of a public company, such as Elbit Systems, is required to consist of at least three members and all of the external directors must be members of the committee (one of which to be appointed as the chairperson) and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law and whose compensation is in accordance with the compensation requirements applicable to the External Directors. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the Companies Law and also have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

In addition to its other roles, under the Companies Law the compensation committee of a public company such as Elbit Systems is required:

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

(3)	to determine, with respect to the company's Office Holders, whether to approve their Employment Terms; and

(4)
in certain situations described in the Companies Law, to determine whether to exempt the approval of Employment Terms of a candidate for the position of CEO of the company from the requirement to obtain shareholder approval.

According to the Companies Law, Employment Terms of a public company’s Office Holders must be approved also by the board as a whole and, with respect to Employment Terms of the CEO or a director, also by the company's shareholders in accordance with the majority requirements of the Companies Law. (For further information see above "Compensation of Directors and Executive and Executive Officers - Compensation Policy"; Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Office Holders; and Item 10 - Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders).

Our Compensation Committee operates in accordance with a Compensation Committee Charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements, including with the amended compensation committee listing rules of the NASDAQ, as certified by the Company to the NASDAQ in August 2014.

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

Board Committee Membership

Audit Committee:	Financial Statements Review Committee:	Corporate Governance and Nominating Committee:	Compensation Committee:

Yehoshua Gleitman	Yehoshua Gleitman	Avraham Asheri	Dalia Rabin
(Chair)	(Chair)	(Chair)	(Chair)
Avraham Asheri	Avraham Asheri	Yehoshua Gleitman	Avraham Asheri
Yoram Ben-Zeev	Yoram Ben-Zeev	Yigal Ne’eman	Yehoshua Gleitman
Yigal Ne’eman	Yigal Ne’eman	Dalia Rabin
Dalia Rabin	Dalia Rabin

Board and Committee Meetings
The Board meets quarterly and at other times during the year as necessary to conduct its activities. The Audit Committee and Financial Statement Review Committee each meet at least quarterly, and the Compensation Committee and Corporate Government and Nominating Committee each meet at least annually. Each of the committees also meets at additional times during the year as may be necessary to carry out its functions. The Financial Statement Review Committee meets at least quarterly in executive sessions, and the Board and the other committees meet in executive sessions periodically. During 2014, the average attendance for Board members at Board and committee meetings was 98%.
Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2014, 2013 and 2012 were as follows:

	Total Employees	U.S. Employees

2014	11,851	1,505
2013	11,674	1,620
2012	12,134	1,772

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our wholly-owned subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 2,260 employees in Israel are covered by such agreements that extend for various periods up to 2017. Approximately 185 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods through May 2017.

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

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

We had, as of February 28, 2015, 42,686,372 ordinary shares outstanding(1). The following table sets forth specific information as of February 28, 2015, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our executive officers and directors as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,580,342		45.87%
Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	8.99%
Psagot Investment House Ltd., as a group(4) 14 Ahad Ha'am Street Tel-Aviv, Israel	2,339,032	(5)	5.48%
Excellence Investments Ltd., as a group(6) c/o The Phoenix Insurance Company Ltd., Derech Hashalom 53, Tel-Aviv, Israel	2,138,478	(7)	5.00%
All executive officers and directors as a group (25 persons)	25,131	(8)	0.05%

(1)	The total number of ordinary shares excludes 1,408,921 ordinary shares held by us as treasury shares.

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

In connection with FEL’s purchase in 2004 of our ordinary shares from Elron Electronics Industries Ltd., Bank Leumi Le-Israel B.M. (Bank Leumi) provided loans to FEL. To guarantee the loans, FEL pledged an amount of our ordinary shares to Bank Leumi. As of February 28, 2015, 2,150,000 ordinary shares are pledged to Bank Leumi. In connection with FEL’s purchase in 2006 of our ordinary shares from Koor Industries Ltd., Bank Hapoalim B.M. (Bank Hapoalim) provided loans to FEL. To guarantee the loans, FEL pledged an amount of our shares to Bank Hapoalim. As of February 28, 2015, 2,150,000 ordinary shares are pledged to Bank Hapoalim.

(3)	The amount of ordinary shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)	The group includes Psagot Investment House Ltd. as well as certain of its wholly-owned subsidiaries, primarily mutual and investment funds.

(5)	Based on a report filed by Psagot Investment House Ltd. on February 18, 2015 on Form 13-G with the SEC.

(6)	The group includes Excellence Investments Ltd. as well as certain related companies, primarily mutual and investment funds.

(7) Based on report filed on March 4, 2015 by Excellence Investments Ltd., as a group, under regulation 33 of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970.

(8) This amount does not include: (i) any ordinary shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above; and (ii) 9,169 ordinary shares underlying options that are currently exercisable or that will become exercisable within 60 days of February 28, 2015. A portion of the underlying options are “cashless” options under our 2007 Stock Option Plan that have been calculated based on our February 28, 2015 closing share price on the TASE of $64.42.

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

The only changes in shareholdings by our controlling shareholders in the last three years were those relating to FEL as follows:

	February 28, 2015		February 28, 2014		February 28, 2013		February 29, 2012
	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned
FEL	19,580,342	45.87%	19,580,342	45.94%	19,580,342[1]	46.72%	19,503,380[2]	45.97%

(1)	Reflects incidental purchases by FEL of shares in open market transactions during March 2012 – February 2013.

(2)	Reflects incidental purchases by FEL of shares in open market transactions during May 2011 – February 2012.

As of February 28, 2015, approximately 7.97% of our outstanding ordinary shares were held in the United States by approximately 136 shareholders of record registered on the books of our transfer agent.

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

Transactions with Office Holders. See below – Item 10. Additional Information –  General Provisions of Israeli Law and Related Provisions of Articles of Association - Office Holders; Item 10. Additional Information –  General Provisions of Israeli Law and Related Provisions of Articles of Association - Approval of Certain Transactions - Approval of Transactions; and Item 10. Additional Information –  General Provisions of Israeli Law and Related Provisions of Articles of Association - Approval of Certain Transactions - Approval of Employment Terms of Office Holders. For information on the grant of options in Elbit Systems’ shares to officers and directors, see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans.

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Export sales constitute a significant portion of our sales. In 2014, export sales were approximately $2.3 billion, constituting approximately 78% of our total sales. (For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2014 Compared to 2013 – Revenues.)

Legal Proceedings

The Company is involved in various legal proceedings from time to time. For a discussion of our significant legal proceedings see Item 18. Financial Statements - Note 20(C).

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2012	$1.20 per share
2013	$1.20 per share
2014	$1.26 per share

Other than those significant events described in this annual report, if any, there have not been any significant changes since December 31, 2014.

Item 9.    The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are listed on the TASE and are quoted on Nasdaq under the symbol “ESLT”.

The high and low sale prices for our ordinary shares for the five most recent fiscal years are:

	Nasdaq		TASE(1)
	High	Low	High	Low

2010	$66.65	$46.80	$65.69	$46.70
2011	$56.75	$35.35	$55.36	$34.29
2012	$42.09	$29.59	$39.87	$29.02
2013	$61.08	$37.08	$61.20	$37.06
2014	$64.66	$54.36	$64.26	$53.19

The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the next subsequent quarter are:

	Nasdaq		TASE(1)
	High	Low	High	Low

2013
First Quarter	$43.60	$37.08	$42.92	$37.06
Second Quarter	$47.47	$40.60	$45.70	$40.64
Third Quarter	$55.34	$42.46	$54.03	$42.05
Fourth Quarter	$61.08	$51.66	$61.20	$51.80

2014
First Quarter	$61.69	$54.36	$60.59	$53.19
Second Quarter	$64.65	$58.00	$64.26	$57.71
Third Quarter	$64.66	$57.70	$63.60	$57.49
Fourth Quarter	$63.66	$56.14	$64.09	$56.26

2015
First Quarter (through February 28, 2015)	$64.94	$59.61	$66.58	$60.12

The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE(1)
	High	Low	High	Low

September 2014	$62.10	$59.40	$62.08	$58.64
October 2014	$63.66	$60.00	$64.09	$59.21
November 2014	$60.26	$57.75	$60.41	$57.38
December 2014	$62.35	$56.14	$62.30	$56.26
January 2015	$63.49	$59.61	$63.99	$60.12
February 2015	$64.94	$61.29	$66.58	$61.59

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

Appointment and Removal of Directors. See Item 6. Directors, Senior Management and Employees – Directors and Executive Officers -- Board of Directors.

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

Office Holders

The Companies Law specifies the duty of care and fiduciary duties that an “Office Holder” owes to a company. An Office Holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person who fulfills these functions without regard to that person’s title or other manager directly subordinate to the general manager. Each person listed as a director or executive officer in Item 6. Directors - Senior Management and Employees - Directors and Executive Officers, is an Office Holder of Elbit Systems.

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

Some members of our Board are also directors of FEL or companies controlled by FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. In addition, an issue or transaction with any of such companies also requires authorization in accordance with the requirements of the Companies Law. (See below "Approval of Certain Transactions" and "Provisions Relating to Major Shareholders").

Arrangements in connection with the Employment Terms of Elbit Systems' Office Holders require special authorizations (see below "Approval of Certain Transactions - Approval of Employment Terms of Office Holders" and Item 6 - Directors, Senior Management and Employees - Compensation of Executive Officers and Directors - Compensation Policy.)

Other transactions with Office Holders and affiliates may also require authorization in accordance with the requirements of the Companies Law. (See below "Approval of Certain Transactions". For information on the grant of options in Elbit Systems’ shares to executive officers and directors, see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans.)

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

Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder (see “Provisions Relating to Major Shareholders” below) of a publicly traded company immediately disclose (and no later than the first board meeting at which the transaction is discussed) any “Personal Interest” that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company. A person with a Personal Interest in any such transaction that is brought for approval of the audit committee or board of directors may not be present at the meeting where the transaction is being deliberated or approved (unless the chair of the audit committee or the board, as the case may be, determines that such person’s presence at the meeting is required for presentation of the relevant transaction) and, in case such person is a director, he or she may not vote on the matter, unless a majority of the members of the audit committee or of the board of directors (as the case may be) have a Personal Interest in the approval of the relevant transaction, in which case the directors having such Personal Interest may be present and may participate in the vote. In the event that the majority of the members of the board of directors have a Personal Interest in the relevant transaction, the approval of the shareholders is also required. Personal Interest also includes any interest held by the Office Holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, spouse’s siblings and parents and the spouses of any of them. It also includes an interest by any entity in which the Office Holder or his or her relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An “extraordinary transaction” is a transaction other than in the ordinary course of business, other than on market terms or likely to have a material impact on the company’s profitability, assets or liabilities.

Approval of Transactions

In accordance with the Companies Law the transactions specified below require the following approvals, provided always that such transaction is for the benefit of the company:

(1)
of the board of directors - a transaction with an Office Holder, other than arrangements in connection with Employment Terms, or a transaction in which an Office Holder has a Personal Interest, where the audit committee has determined that such transaction is not an extraordinary transaction, unless the company's articles of association provide otherwise;

(2)	of both the audit committee and the board of directors -

(i)
a transaction with an Office Holder, other than arrangements in connection with Employment Terms, or a transaction in which an Office Holder has a Personal Interest, where the audit committee has determined such transaction to be an extraordinary transaction;

(ii)	for material actions or arrangements that may otherwise be considered a breach of fiduciary duty of an Office Holder; or

(iii)
for extraordinary transactions of a public company with its controlling shareholder or with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, as well as an agreement of a public company with its controlling shareholder or his or her relatives, directly or indirectly, including through a company controlled by him or her, regarding the grant of services to the applicable company or regarding the terms of service and/or employment of the controlling shareholder or his or her relatives, as the case may be; or

(3)
of both the compensation committee and the board of directors, with respect to arrangements regarding Employment Terms of an Office Holder and the controlling shareholder or his or her relatives as Office Holders of the company.

Except for certain exemptions specified under the Companies Law, matters referred to herein also require shareholder approval, including, where applicable, by a specified percentage of non-interested shareholders. In addition, the

Companies Law requires re-approval every three years with respect to some of the matters referred to above. Re-approval when applicable is required by the audit committee or the compensation committee, as the case may be, the board of directors and, except for certain specific exemptions, by the shareholders. (See also Item 10 - Provisions Relating to Major Shareholders.)

Under the Companies Law, the audit committee of a publicly held company such as Elbit Systems, is also required to determine whether to carry out competitive procedures or other procedures before any engagement in a transaction with a controlling shareholder or in which a controlling shareholder has a Personal Interest.

Approval of Employment Terms of Office Holders

In accordance with the Companies Law (see Item 6. Directors, Senior Managers and Employees - Compensation of Directors and Executive Officers - Compensation Policy), approval by both the compensation committee and the board of directors is required for all arrangements regarding Employment Terms of an Office Holder.

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

(1)
such majority includes a majority of the total votes of shareholders who are not controlling shareholders, who have no Personal Interest in the approval of the transaction and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

(2)	the total number of votes of shareholders mentioned above that are voted against the transaction does not represent more than 2% of the total voting rights in the company.

In accordance with the Companies Law, the compensation committee may determine that an arrangement in connection with Employment Terms of a candidate for the position of the CEO of a public company is exempt from the approval by the shareholders of the company, provided that: (i) the candidate for the position of CEO is considered to be "independent" based on criteria set forth in the Companies Law; (ii) the compensation committee determines, based on detailed reasons, that bringing the arrangement to the approval of the shareholders may compromise the entering into the arrangement; and (iii) the respective Employment Terms are consistent with the company's approved compensation policy.

In addition, pursuant to the Companies Law, the compensation committee and the board of directors may approve Employment Terms of an Office Holder (other than a director) that are not in accordance with the company's approved compensation policy, even if the shareholders do not approve such terms, provided that:

(1)	both the compensation committee and the board of directors re-discussed the relevant Employment Terms and decided to approve them despite the shareholders' objection, based on detailed reasons; and

(2)
the company is not a "Public Pyramid Held Company". For this purpose, a "Public Pyramid Held Company" is a public company that is controlled by another public company (including by a company that only issued debentures to the public), which is also controlled by another public company (including a company that only issued debentures to the public) that has a controlling shareholder.

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

The Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from a breach of the Office Holder’s duty of care to the company or to another person. Insurance may also be obtained to cover liabilities from the breach of his or her fiduciary duty to the company, to the extent that the Office Holder acted in good faith and had reasonable cause to believe that the act would not prejudice the interests of the company, Such insurance may also cover monetary liabilities charged against an Office Holder while serving the company, provided that relevant provisions are included in the company's articles of association. In addition, the Israeli Securities Law – 1968 (Securities Law) permits that such insurance policy will cover a payment which an Office Holder is obligated to pay to an injured party as set forth in the relevant sections of the Securities Law as well as expenses incurred by an Office Holder in connection with certain proceedings that are specified in the Securities Law, including reasonable litigation expenses (including attorneys' fees), provided that a relevant provision is included in the company's articles of association.

Under the Companies Law, a company may indemnify an Office Holder against any monetary liability incurred in his or her capacity as an Office Holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court. A company may also indemnify an Office Holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in an investigation or proceeding by an authority authorized to conduct such investigation or proceeding in which no indictment was filed and no monetary payments in lieu of criminal proceedings were imposed against the Office Holder, or monetary payments in lieu of criminal proceedings were imposed on him or her provided that the alleged criminal offense does not require proof of criminal intent. In addition, a company may also indemnify an Office Holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in a proceeding instituted against him or her by the company, on its behalf or by a third party, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent or in which an indictment was not brought against the Office Holder. In addition, a company may indemnify an Office Holder in respect of payments that the Office Holder is obligated to pay to an injured party as set forth in the relevant sections of the Securities Law, including reasonable litigation expenses (including attorneys' fees). These indemnifications are subject to the inclusion of relevant provisions in the company’s articles of association.

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

(5)	expenses incurred by him or her in connection with certain administrative proceedings specified in the Securities Law, including reasonable litigation expenses (including attorneys' fees); or

(6)	any other event for which insurance of a director or officer is or may be permitted.

In addition, in accordance with and subject to the Companies Law and the Securities Law, Elbit Systems’ Articles of Association permit indemnification, retroactively or in advance, of a director or officer against liability, payment or expense imposed on or incurred by him or her as a result of an act carried out in his or her capacity as a director or officer, that may include:

(1)
a monetary liability imposed on the director or officer or paid by him or her in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court; provided however, that in case such undertaking is granted in advance it will be limited to events which, in the Board’s opinion, are foreseeable in light of the Elbit Systems’ actual activities at the time of granting the obligation to indemnify, and to a sum or under criteria as the Board deems reasonable under the circumstances, and the undertaking to indemnify will specify the aforementioned events and sum or criteria;

(2)	a payment imposed on him or her in favor of an injured party in the circumstances specified in the Securities Law;

(3)
reasonable litigation expenses (including attorneys' fees), incurred by a director or officer as a result of an investigation or proceeding conducted against him or her by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure: (i) concludes without the filing of an indictment against the director or officer and without imposition of monetary payment in lieu of criminal proceedings; or (ii) concludes with imposing on the director or officer monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent or was incurred by the director or officer in connection with a monetary sanction imposed by the Companies Law or the Securities Law;

(4)
expenses incurred by a director or a officer in connection with certain administrative proceedings set forth in the Securities Law, including reasonable litigation expenses (including attorneys' fees);

(5)	reasonable litigation expenses (including attorneys' fees), expended by the director or officer or imposed on him or her by the court for:

(i)	proceedings issued against him or her by or on Elbit Systems’ behalf or by a third party;

(ii)	criminal proceedings from which the director or officer was acquitted; or

(iii)	criminal proceedings in which he or she was convicted of an offense that does not require proof of criminal intent; or

(6)	any other liability or expense for which it is or may be permissible to indemnify a director or an officer.

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

In 2011, Elbit Systems’ Audit Committee, Board and shareholders approved the grant to members of our Board, including to M. Federmann and to Mr. D. Federmann, who may each be considered a direct or indirect controlling shareholder of the Company, of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit Committee and the Board for grant to Office Holders of Elbit Systems who are not directors.

According to the Companies Law, the granting by a public company, such as Elbit Systems, of an indemnification letter to a director or an Office Holder who may be considered as a direct or indirect controlling shareholder of that company, requires re-approval every three years by the company's compensation committee, the board of directors and the company's shareholders. In meetings held in February 2015, our Compensation Committee and the Board re-approved the granting of the indemnification letters to Mr. M. Federmann and Mr. D. Federmann, and on February 23, 2015, we filed with the SEC and the Israeli Securities Authority a corresponding proxy statement and notice for an Extraordinary Shareholders' General Meeting to re-approve, as required by the Companies Law, the granting of the indemnification letters Mr. M. Federmann and Mr. D. Federmann. The Extraordinary Shareholder's General meeting is scheduled for March 31, 2015.

Elbit Systems' Compensation Policy allows Elbit Systems to purchase, from time to time during the term of the Compensation Policy or until the general meeting of Elbit Systems' shareholders for the year 2016, whichever is later, directors and officers (D&O) liability insurance on terms and for premiums that reflect current market conditions with respect to the Company and the nature of its operations; provided that the coverage limit shall not exceed $150 million and the annual premium to be paid by Elbit Systems shall not exceed $1 million for each such insurance policy. In accordance with the Companies Law, our Compensation Committee and the Board respectively approved, in meetings held in November 2014, the purchase of D&O liability insurance which complies with the requirements of the Compensation Policy. In these November 2014 meetings, our Audit Committee and Board also approved, in accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the inclusion of Michael Federmann and David Federmann (who may be considered direct or indirect controlling shareholders of the Company) and of Bezhalel Machlis, our President and CEO, in the D&O liability insurance policy to be purchased by the Company for the Company’s other directors and officers. As of February 28, 2015, the D&O policy’s limit of liability was $70 million and the annual premium was $400.000.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each, of which 42,686,372 ordinary shares were issued and outstanding as of February 28, 2015. All issued and outstanding ordinary shares are fully paid and non-assessable.

Each ordinary share entitles its owner to receive notices of, to attend and to cast one vote at, a general meeting of shareholders.

Our Articles of Association do not grant shareholders any rights to share in our profits other than through dividends. Subject to Israeli law, dividends may be declared by our Board and paid to the shareholders according to their respective rights. In the event that we were to go into liquidation, any surplus remaining after the payment of liabilities would be distributed to the shareholders in proportion to the amount paid by each on account of the nominal value of the shares paid. No account is taken of any premiums paid in excess of the nominal value.

Our Board may make calls upon shareholders in respect of sums unpaid on their shares. Our Articles of Association contain no provisions which discriminate against any existing or future shareholder as a result of the number of shares such shareholder holds.

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

If at any time our share capital is divided into different classes of shares, we may change the rights of shareholders by way of a resolution at a general meeting of shareholders, subject to the consent of the shareholders of the class whose rights are being impaired by the proposed change or subject to the adoption of a resolution by a special majority of the general meeting of the shareholders of such class, all of which would be subject to other terms if and as provided by the terms of issuance of a particular class of shares.

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

Under the Companies Law, an acquisition of shares in a public company must be made by means of a tender offer to all shareholders if, as a result of the acquisition, the purchaser would hold 25% or more of the company’s voting rights (where no other shareholder holds 25% or more) or 45% or more of the company’s voting rights (where no other shareholder holds 45% or more). This rule does not apply to a purchase of shares by way of a “private offering” in certain circumstances provided under the Companies Law. (For information regarding Israeli law applicable to acquisition of Israeli “defense entities” see Item 4. Information on the Company – Governmental Regulations – Approval of Israeli Defense Acquisitions.)

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

These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an Office Holder or has any other power, beyond that of other shareholders, with respect to the company.

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

General Corporate Tax in Israel

Generally, Israeli companies were subject to corporate tax on taxable income and capital gains at the rate of 26.5% for the 2014 tax year. The corporate income tax rates for each of the 2013 and 2012 tax years was 25%.

Under the Israeli Tax Ordinance, 1961(the Ordinance) transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arm’s-length principle and reported and taxed accordingly.

A portion of our Israeli operations have been granted “Approved Enterprise”, “Privileged Enterprise” and “Preferred Enterprise” status, as described under “Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. We cannot assure you that Elbit Systems or our Israeli subsidiaries will continue to qualify for such benefits, or benefits under the Law for Encouragement of Industry, in the future. We also cannot assure you that we will continue to qualify as an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, or that the benefits described above will be available in the future.

Industry Encouragement. Under the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income (determined in Israeli currency) in a given tax year, with some exceptions, comes from “Industrial Enterprises” owned by that company. An Industrial Enterprise is defined as an enterprise whose primary activity in a particular tax year is industrial manufacturing activity. We believe Elbit Systems qualifies as an Industrial Company. The principal benefits of this status are amortization of the cost of know-how and patents over an eight-year period under certain interpretations, deduction of expenses incurred in connection with a public issuance of securities over a three-year period, accelerated depreciation for certain assets and an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies. Eligibility for the benefits under this law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Investment Law

The Israeli Law for the Encouragement of Capital Investments, 1959 (the Investment Law) provides tax benefits to companies that make capital investments in eligible fixed assets. Under the Investment Law, prior to an amendment in 2005, companies could apply to the Investment Center to be granted “Approved Enterprise” status for certain of their activities. Following the 2005 amendment, the Investment Law allows a company to claim a “Privileged Enterprise” status without the need to obtain approval from the Investment Center, or an “Approved Enterprise” status by applying to receive Investment Center grants. Each approval for an Approved Enterprise and each Privileged Enterprise program relates to a specific investment program.

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

As of December 31, 2014, some of our Israeli subsidiaries had active Privileged Enterprise programs eligible for tax benefits. These programs will expire during the years 2015 to 2021.

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

A distribution from income exempt under the Approved Enterprise programs benefits will subject the exempt income to corporate tax at the reduced corporate income tax rates pertaining to the Approved Enterprise programs. A distribution (including repurchase of shares) (See Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers - for more information regarding our repurchase of shares) from income exempt under the Privileged Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise programs upon distribution or complete liquidation. Distributed amounts will be subject to a 15% withholding tax, however starting in 2014, that income distributed from Preferred Enterprise programs is subject to a 20% withholding tax.

A distribution from a Preferred Enterprise out of “Preferred Income” made through December 31, 2013, was subject to a 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and effective January 1, 2014, is subject to a 20% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates). A distribution from a Preferred Enterprise out of “Preferred Income” would be exempt from withholding tax for an Israeli resident company. A company electing to waive its Privileged Enterprise or Approved Enterprise status through June 30, 2015 may distribute “Approved Income” or “Privileged Income” subject to a 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli resident company. Nonetheless, a distribution from income exempt under Privileged Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise and Approved Enterprise programs upon distribution or complete liquidation in the case of a Privileged Enterprise’s exempt income.

Elbit Systems’ Board and our Israeli subsidiaries’ boards of directors have decided that their respective policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to these companies’ Approved Enterprises and Privileged Enterprises, as such retained earnings are essentially permanent in duration.

The 2005 amendment to the Investment Law treats the repurchase of shares out of Privileged Enterprise tax exempt income as a deemed-dividend. Through December 31, 2014, we repurchased 1,408,921 ordinary shares in a total amount of approximately $40 million. Our retained earnings attributed to taxable income are higher than the total shares repurchased and, therefore, should not trigger a deemed-dividend event. See Item 16.E and Item 18. Financial Statements - Note 21(G) for further information regarding our repurchase program.

In November 2012, the Knesset passed amendment 69 to the Investment Law (the Trapped Earnings Law) which provides a temporary, partial relief from taxation on a distribution from exempt income for companies which elected the relief through November 2013. The Trapped Earnings Law allows a company to qualify a portion of its exempt income (Elected Earnings) for a reduced tax rate ranging between 17.5% and 6%. While the reduced tax is payable within 30 days of election, an electing company is not required to actually distribute the Elected Earnings within a certain period of time. The applicable rate is based on a linear formula involving the portion of Elected Earnings to exempt income and the applicable tax rate prescribed in the Investment Law. A company electing to qualify its exempt income must undertake to make designated investments in productive fixed assets, research and development or wages of new employees (Designated Investment). The Designated Investment amount is defined by a formula which considers the portion of Elected Earnings to the exempt income and the applicable tax rate prescribed by the Investment Law.

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

Capital Gains to a Shareholder

Capital gains to Israeli residents. Starting January 1, 2012, the tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of our ordinary shares) is 25%, and 30% to an individual “principal” shareholder. As of January 1, 2013, the capital gains tax rate increased by 2% in the event the individual's taxable income in any tax year exceeds NIS 811,560 (approximately $209,000) (linked to the CPI each year) including capital gains from marketable securities, dividends and interest income. In addition, as of January 1, 2012, the differentiation was eliminated between real gain earned prior and post January 1, 2003 for shares listed on a stock exchange prior to January 1, 2012. The real gain is based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value), or the purchase price when the shares were bought after January 1, 2003 and the value of the shares at the date of sale. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

Capital gains to non-residents of Israel. Gains on the sale of ordinary shares traded on the TASE and on Nasdaq held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, the United States - Israel tax treaty exempts United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the twelve months prior to a sale of their shares, from Israeli capital gains tax in connection with such sales under certain circumstances.

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

Generally, through 2013, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Privileged Enterprise or Preferred Enterprise (see above “Investment Law”) were taxable at the rate of 15% if the dividend was distributed during the tax benefit period under the Investment Law or within 12 years after that period (this limitation did not apply if the company qualified as a foreign investors’ company according to the Investment Law). Following the enactment of the National Priorities Law, effective January 1, 2014, dividends distributed from "Preferred Income" under Preferred Enterprise status are subject to a withholding tax rate of 20%. These rates are the final tax on dividends.

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

Taxation of Interest Income of Holders of Series A Notes

Income tax for Israeli residents. Israeli resident individuals are tax exempt on the linkage differences derived from the debenture principal, under certain conditions. An individual is taxable at a rate of 15% on interest or discount fees originating from debentures which are not linked to the index, whether in whole or in part, such as the Series A Notes. Effective January 1, 2012, the tax rate on interest income or discount fees originating from fully index-linked debentures, including debentures linked to a foreign currency, is 25% in case of a "non-principal" note holder. These tax rates will not apply if any of the following conditions are met: (1) the interest represents income from a “business” or is recorded in the individual’s books of account or is required to be so recorded; (2) the individual has claimed deduction of linkage differences and interest expenses on the debentures; (3) the individual is a “principal” individual note holder; or (4) the individual is employed by a corporation that paid the interest, is a supplier of goods or services to the corporation or has other special relations with the corporation, unless the tax assessing officer is satisfied that the interest rate has been established in good faith and regardless of the existence of any such relations between the individual and the corporation. In these cases, the individual will be taxed at the marginal tax rate. The paying company will deduct tax at a rate of 15% on interest in respect of unlinked debentures, such as the Series A Notes, a rate of 25% in the case of linked debentures, and the maximum tax rate will apply in the case of an individual who is a "principal" individual note holder, an individual employed by the interest-paying-corporation, or a supplier of goods or services to the corporation. The tax rate applicable to interest income (including linkage differences) or discount fees of an Israeli resident corporation is the corporate tax rate. The paying company will deduct tax at the corporate tax rate.

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

Certain U.S. Shareholders (including individuals) are eligible for reduced U.S. federal income tax rates in respect of “qualified dividend income.” Subject to applicable limitations, qualified dividend income included in income after December 31, 2012 is generally subject to U.S. federal taxation at a maximum rate of 15%, or 20% in the case of taxpayers with annual taxable income that exceeds certain thresholds. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Shareholder meets certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either: (i) the shares with respect to which the dividend has been paid are readily tradeable on an established securities market in the United States; or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S. Treaty), which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares should constitute qualified dividend income for U.S. federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. Shareholders. Each individual U.S. Shareholder of ordinary shares is urged to consult his or her own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his or her own particular situation and regarding the computations of his or her foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

Passive Foreign Investment Company rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties - other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person - or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2014. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Shareholder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

General

Market risks relating to our operations result primarily from changes in exchange rates and interest rates.. We take various measures to compensate for the effects and fluctuation in both exchange rates and interest rates. We use financial instruments and derivatives in order to limit the exposure to risks deriving from changes in exchange rates and interest rates. No derivatives instruments are entered into for trading purposes.

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

We take various measures to compensate for the effects of fluctuations in exchange rates. These measures include currency hedging transactions in which we purchase foreign exchange contracts to reduce the volatility of cash flows associated with project related revenues and expenses denominated in certain foreign currencies (mainly Euro and GBP) and attempts to maintain a balance between monetary assets and liabilities in our functional currencies. We also attempt to share currency risks with subcontractors on a “back-to-back” basis, by having the subcontractor assume a proportional amount of the exchange risk.

We use currency hedging contracts and other derivatives instruments to limit our exposure to exchange rate fluctuations related to payroll expenses incurred in NIS. The objective of the foreign exchange contracts is to better ensure that the U.S. dollar-equivalent cash flows are not adversely affected by changes in U.S. dollar/foreign currency exchange rates. In accordance with ASC 815 “Derivatives and Hedging” (ASC 815), these contracts are designated as cash flow hedges. The gain on the effective portion of a cash flow hedge is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues and to contract expenses when the hedged exposure affects revenues or contract expenses, or as financial expenses, if the hedged transaction becomes probable of not occurring. Any gain or loss after a hedge is de-designated, because the hedged transaction is no longer probable of occurring or related to an ineffective portion of a hedge, is recognized in “financial expenses, net” in our consolidated statements of income.

As of December 31, 2013 and December 31, 2014, the notional amount of our outstanding forward contracts was $301.7 million and $913.7 million, respectively. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivatives instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2014. The table does not include information regarding the cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes.

	Maturity Date - Notional Amount
	2015	2016	2017	2018	2019 onwards	Total	Fair Value at December 31, 2014
	( US dollars in millions)
Sell US$ and buy:
EUR	39.1	9.8	3.4	0.7	0.2	53.2	(3.2)
GBP	7.0	—	0.4	—	—	7.4	(0.1)
NIS	627.2	2.7	—	—	—	629.9	(36.7)
Other currencies	18.3	0.8	0.2	0.5	—	19.8	0.4
Total	691.6	13.3	4.0	1.2	0.2	710.3	(39.6)

	Maturity Date - Notional Amount
	2015	2016	2017	2018	2019 onwards	Total	Fair Value at December 31, 2014
	( US dollars in millions)
Buy US$ and sell:
EUR	121.5	20.7	5.9	4.4	4.6	157.1	11.3
GBP	16.0	4.7	2.9	—	—	23.6	0.4
Other currencies	22.0	0.7	—	0.2	—	22.8	0.2
Total	159.5	26.1	8.8	4.6	4.6	203.5	11.9

At December 31, 2014, a 5% and 10% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in an increase in our unrealized losses of $21.9 and $41.4 million, respectively, and a 5% and 10% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in a decrease in our unrealized losses of $24.8 and $52.9 million, respectively. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, most of such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2014, our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans and Series A Notes. Our deposits are mainly in U.S. dollars.

In June 2010, we issued NIS 1.1 billion (approximately $283 million) of Senior A Notes in a public offering on the TASE, These Senior A Notes are payable in ten equal annual installments on June 30 of each of the years 2011 through 2020 and bear a fixed interest rate of 4.84% per annum, payable semi-annually on June 30 and December 30 of each of the years 2010 through 2020. In March 2012, we issued through a public offering on the TASE additional Series A Notes in the aggregate principal amount of NIS 807 million (approximately $217 million), and in May 2012, we issued additional Series A Notes in an aggregate principal amount of NIS 92 million (approximately $24 million) through a private placement to Israeli institutional investors. As of December 31, 2013 and December 31, 2014, the total principal amount of the Series A Notes was $423.5 million and $323.9 million, respectively.

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes (including the additional Series A Notes that were issued in March and May 2012). Under the cross currency interest rate swaps, the Company received fixed NIS at a rate of 4.84% on NIS 2 billion and pays floating six-month USD LIBOR + an average spread of 1.84% on $524 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. (See above Item 5. Operating and Financial Review and Prospects – Israeli Debt Offering.)

The remaining debt is mainly in loans in NIS at fixed interest rates, and loans in U.S. dollars at floating interest rates. In order to hedge the effect of the interest and exchange rate differences resulting from the NIS loans, we entered into a cross currency interest rate transaction. The majority of our borrowings (net of the effect of the cross currency interest rate swap transaction) are usually linked to the relevant LIBOR plus a spread of 1.12% - 1.35%, and therefore are exposed to changes in interest rates. Most of our loans will mature within the next two to three years.

Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. At December 31, 2014, a hypothetical 1% (100 basis points) increase in the then current interest rates would not have had a material impact on our financial results.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2014, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013 Framework).” Based on this assessment, management believes that, as of December 31, 2014, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Kost Forer Gabbay & Kasierer (Kost), an independent registered public accounting firm in Israel and a member of Ernst & Young Global (EY), as stated in their report included in Item 18. Financial Statements.

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

Item 16C.    Principal Accountant Fees and Services.

At the annual general shareholders meeting held in June 2014, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2014	2013
	(U.S. dollars in thousands)
Audit Fees	$2,813	$3,129
Tax Fees	$365	$415
Other Fees	$267	$355
Total	$3,445	$3,899

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

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2014 or fiscal year 2013.

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

See Item 18. Financial Statements - Note 21(G) for a description of our share repurchase program. No shares were repurchased by Elbit Systems during 2014.

Item 16F.    Changes in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.    Corporate Governance.

We follow corporate governance standards applicable to us under Israeli and U.S. laws and regulations and Nasdaq listing standards.

Item 16H.    Mine Safety Disclosure.

Not applicable.

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

See Consolidated Financial Statements attached to this annual report on Form 20-F.

Item 19.    Exhibits.

(a)    Index to Financial Statements

(b)    Exhibits

1.1	Elbit Systems’ Memorandum of Association(1)

1.2	Elbit Systems’ Restated Articles of Association(2)

4.1	Elbit Systems 2007 Stock Option Plan, as amended(3)

8	Significant Operating Subsidiaries of Elbit Systems

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer

(1)
Filed as an exhibit to Elbit Systems’ Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, which was filed with the SEC on April 5, 2001, and incorporated herein by reference.

(2)
Filed as Exhibit 2 to Elbit Systems’ Report on Form 6-K filed by Elbit Systems with the SEC on March 26, 2008, and incorporated herein by reference; as amended by that certain amendment filed as Annex A to Exhibit 1 to Elbit Systems' Report on Form 6-K filed by Elbit Systems with the SEC on October 25, 2011, and incorporated herein by reference.

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

Date: March 11, 2015

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of and for the year ended December 31, 2014

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of and for the year ended December 31, 2014
in thousands of U.S. dollars

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

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule listed in the index at Item 19. These consolidated financial statements and schedule are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elbit Systems’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 10, 2015 expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Tel Aviv, Israel
March 10, 2015

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) and subsidiaries internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems’ internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Elbit Systems maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014, and our report dated March 10, 2015 expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Tel Aviv, Israel
March 10, 2015

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2014	2013

CURRENT ASSETS:
Cash and cash equivalents		$200,407	$191,737
Short-term bank deposits		79,369	22,549
Available-for-sale marketable securities	(9)	26,150	51,076
Trade and unbilled receivables, net	(3)	928,757	823,245
Other receivables and prepaid expenses	(4)	145,562	151,367
Inventories, net of customer advances	(5)	868,799	756,032
Total current assets		2,249,044	1,996,006

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	(6)	125,433	131,362
Long-term trade and unbilled receivables	(7)	212,725	242,576
Long-term bank deposits and other receivables	(8)	18,081	52,983
Deferred income taxes, net	(18F)	60,224	35,695
Severance pay fund	(2R)	276,707	323,388
		693,170	786,004

PROPERTY, PLANT AND EQUIPMENT, NET	(10)	441,535	481,408

GOODWILL	(11)	504,611	501,793

OTHER INTANGIBLE ASSETS, NET	(11)	132,921	167,957

Total assets		$4,021,281	$3,933,168

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2014	2013

CURRENT LIABILITIES:
Short-term bank credit and loans	(12)	$557	$—
Current maturities of long-term loans and Series A Notes		81,958	63,111
Trade payables		369,659	301,480
Other payables and accrued expenses	(13)	758,760	720,544
Customer advances in excess of costs incurred on contracts in progress	(14)	413,223	349,998
Total current liabilities		1,624,157	1,435,133

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(15)	220,716	224,209
Series A Notes, net of current maturities	(16)	293,923	377,812
Employee benefit liabilities	(2R)	396,639	407,855
Deferred income taxes and net tax liabilities	(18F)	68,435	73,502
Customer advances in excess of costs incurred on contracts in progress	(14)	120,299	164,854
Other long-term liabilities		58,217	55,634
Total long-term liabilities		1,158,229	1,303,866

COMMITMENTS AND CONTINGENT LIABILITIES	(20)

EQUITY:	(21)
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2014 and 2013; Issued 44,094,416 and 43,996,420 shares as of December 31, 2014 and 2013, respectively; Outstanding 42,685,495 and 42,587,499 shares as of December 31, 2014 and 2013, respectively		12,330	12,302
Additional paid-in capital		259,677	255,841
Treasury shares – 1,408,921 as of December 31, 2014 and 2013.		(40,428)	(40,428)
Accumulated other comprehensive loss		(96,583)	(25,219)
Retained earnings		1,091,671	974,516
Total Elbit Systems Ltd. equity		1,226,667	1,177,012
Non-controlling interests		12,228	17,157
Total equity		1,238,895	1,194,169

Total liabilities and equity		$4,021,281	$3,933,168

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2014	2013	2012
Revenues	(22)	$2,958,248	$2,925,151	$2,888,607
Cost of revenues		2,133,151	2,100,304	2,072,742
Gross profit		825,097	824,847	815,865
Operating expenses:
Research and development, net	(23)	228,011	220,482	233,387
Marketing and selling, net		216,537	235,466	241,911
General and administrative, net		139,634	129,507	137,517
Other operating income, net	(1F)	(5,951)	—	—
Total operating expenses		578,231	585,455	612,815

Operating income		246,866	239,392	203,050
Financial expenses, net	(24)	(47,498)	(37,310)	(26,086)
Other income, net	(25)	120	937	78
Income before income taxes		199,488	203,019	177,042
Income taxes	(18D)	25,624	25,313	17,099
		173,864	177,706	159,943

Equity in net earnings of affiliated companies and partnerships	(6B)	5,549	13,032	11,160
Income from continuing operations		179,413	190,738	171,103
Income (loss) from discontinued operations, net	(1D)	—	681	(616)
Net income		$179,413	$191,419	$170,487
Less: net income attributable to non-controlling interests		(8,433)	(8,002)	(2,608)
Net income attributable to Elbit Systems Ltd.’s shareholders		$170,980	$183,417	$167,879

Earnings per share attributable to Elbit Systems Ltd.’s shareholders:	(21)
Basic net earnings per share:
Continuing operations		$4.01	$4.34	$3.99
Discontinued operations		—	0.01	(0.01)
Total		$4.01	$4.35	$3.98
Diluted net earnings per share:
Continuing operations		$4.01	$4.33	$3.98
Discontinued operations		—	0.01	(0.01)
Total		$4.01	$4.34	$3.97

Weighted average number of shares used in computation of basic earnings per share		42,654	42,139	42,190
Weighted average number of shares used in computation of diluted earnings per share		42,677	42,295	42,277

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars (In thousands)

	Year ended December 31,
	2014	2013	2012
Net income	$179,413	$191,419	$170,487
Other comprehensive income (loss), net of $20,471 tax benefit:
Foreign currency translation differences	(21,372)	6,646	1,972
Unrealized gains (losses) on derivative instruments, net of tax	(20,582)	(16,301)	24,885
Pension and post-retirement benefit plans, net of tax	(29,210)	16,921	(4,956)
Unrealized gains (losses) on available-for-sale marketable securities, net of tax	(200)	1,059	781
	(71,364)	8,325	22,682
Total comprehensive income	108,049	199,744	193,169
Less: comprehensive income attributable to non-controlling interest	(7,650)	(8,546)	(4,128)
Comprehensive income attributable to Elbit Systems Ltd.'s shareholders	$100,399	$191,198	$189,041

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2012	42,607,788	$12,093	$232,407	$(56,226)	$724,485	$(14,422)	$29,383	$927,720

Exercise of options	33,589	12	1,340	—	—	—	—	1,352

Stock-based compensation	—	—	3,326	—	—	—	—	3,326

Tax benefit in respect of options exercised	—	—	161	—	—	—	—	161

Dividends paid	—	—	—	—	(50,616)	—	—	(50,616)

Purchase of treasury shares	(759,632)	—	—	—	—	(26,006)	—	(26,006)

Other comprehensive income, net of tax expense of $1,574	—	—	—	22,682	—	—	1,520	24,202

Net income attributable to non-controlling interests	—	—	—	—	—		2,608	2,608

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	167,879	—	—	167,879

Balance as of December 31, 2012	41,881,745	$12,105	$237,234	$(33,544)	$841,748	$(40,428)	$33,511	$1,050,626

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2013	41,881,745	$12,105	$237,234	$(33,544)	$841,748	$(40,428)	$33,511	$1,050,626

Exercise of options	705,754	197	18,167	—	—	—	—	18,364

Stock-based compensation	—	—	440	—	—	—	—	440

Dividends paid	—	—	—	—	(50,649)	—	(24,900)	(75,549)

Other comprehensive income, net $ 11,241	—	—	—	8,325	—	—	544	8,869

Net income attributable to non-controlling interests	—	—	—	—	—	—	8,002	8,002

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	183,417	—	—	183,417

Balance as of December 31, 2013	42,587,499	$12,302	$255,841	$(25,219)	$974,516	$(40,428)	$17,157	$1,194,169

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2014	42,587,499	$12,302	$255,841	$(25,219)	$974,516	$(40,428)	$17,157	$1,194,169

Exercise of options	97,996	28	3,514	—	—	—	—	3,542

Stock-based compensation	—	—	322	—	—	—	—	322

Dividends paid	—	—	—	—	(53,825)	—	(14,452)	(68,277)

Purchase of subsidiaries shares from non-controlling interest, net	—	—	—	—	—	—	1,873	1,873

Other comprehensive income, net of tax benefit of $20,471	—	—	—	(71,364)	—		(783)	(72,147)

Net income attributable to non- controlling interests	—	—	—	—	—	—	8,433	8,433

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	170,980	—	—	170,980

Balance as of December 31, 2014	42,685,495	$12,330	$259,677	$(96,583)	$1,091,671	$(40,428)	$12,228	$1,238,895

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands)

	Year ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$179,413	$191,419	$170,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	122,408	129,348	138,796
Write-off impairment and discontinued operations, net	—	254	616
Stock-based compensation	322	440	3,028
Amortization of Series A Notes discount (premium) and related issuance costs, net	(91)	(92)	153
Deferred income taxes and reserve, net	(47,456)	221	6,579
Loss (gain) on sale of property, plant and equipment	(3,266)	(147)	1,197
Loss (gain) on sale of investments	(4,957)	873	(829)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	7,449	468	(1,602)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables, and prepaid expenses	(67,177)	(108,337)	(91,988)
Decrease (increase) in inventories, net	(112,747)	(4,785)	10,022
Increase (decrease) in trade payables, other payables and accrued expenses	81,687	55,935	(75,426)
Severance, pension and termination indemnities, net	6,282	(3,595)	(10,612)
Increase (decrease) in advances received from customers	15,970	(95,027)	47,962
Net cash provided by operating activities	177,837	166,975	198,383

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(71,211)	(63,019)	(81,637)
Acquisitions of subsidiaries and business operations (Schedule A)	787	—	—
Investments in affiliated companies and other companies	(4,620)	(6,222)	(4,241)
Proceeds from sale of property, plant and equipment	24,969	3,755	7,335
Proceeds from sale of investments	110	3,550	705
Investment in long-term deposits	(796)	(2,076)	(779)
Proceeds from sale of long-term deposits	790	795	2,849
Investment in short-term deposits and available-for-sale marketable securities	(89,521)	(52,975)	(340,899)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	59,374	42,899	299,029
Net cash used in investing activities	(80,118)	(73,293)	(117,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	3,542	18,364	1,352
Repayment of long-term loans	(345,839)	(230,532)	(319,601)
Proceeds from long-term loans	376,500	242,247	122,038
Proceeds from issuance of Series A Notes	—	—	246,973
Series A Notes issuance costs	—	—	(2,035)
Purchase of treasury shares	—	—	(26,006)
Repayment of Series A Notes	(55,532)	(55,535)	(53,530)
Dividends paid (**)	(68,277)	(75,549)	(50,616)
Tax benefit in respect of options exercised	—	—	161
Change in short-term bank credit and loans, net	557	(181)	(2,817)
Net cash used in financing activities	(89,049)	(101,186)	(84,081)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,670	(7,504)	(3,336)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$191,737	$199,241	$202,577
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$200,407	$191,737	$199,241

(*) Dividend received from affiliated companies and partnerships	$12,998	$13,500	$9,558

(**) Dividends paid in 2014 and 2013 included approximately $14,500 and $24,900, respectively, in dividends paid by a subsidiary to non-controlling interests.
The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands)

	Year ended December 31,
	2014	2013	2012
SUPPLEMENTAL CASH FLOW ACTIVITIES:
Cash paid during the year for:
Income taxes, net	$17,347	$33,223	$5,734
Interest	$5,078	$6,046	$19,168

	Year ended December 31,
	2014	2013	2012
SUPPLEMENTAL CASH FLOW ACTIVITIES:
SCHEDULE A:
Acquisitions of subsidiaries and business operations
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$(1,143)	$—	$—
Property, plant and equipment	213	—	—
Other long-term assets	(9,791)	—	—
Goodwill and other intangible assets	12,422	—	—
Deferred income taxes	(1,001)	—	—
Non-controlling interest	(1,487)	—	—
	$(787)	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.    GENERAL DESCRIPTION

Elbit Systems Ltd. (“Elbit Systems” or the "Company") is an Israeli corporation that is 45.87% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the fields of defense, homeland security and commercial aviation. Elbit Systems’ principal wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Elop Ltd. (“Elop”), Elbit Systems Land and C4I Ltd. (“ESLC”) and Elbit Systems EW and SIGINT - Elisra Ltd. (“Elisra”).

 B.    SALES TO GOVERNMENTAL AGENCIES

The Company derives a majority of its revenues from direct or indirect sales to governments or to governmental agencies. As a result, these sales are subject to the special risks associated with sales to governments or governmental agencies. These risks include, among others, dependence on the resources allocated by governments to defense programs, changes in governmental priorities, changes in governmental regulations and changes in governmental approvals regarding export licenses required for the Company’s products and for its suppliers. As for major customers, refer to Note 22(C).

 C.    CESSATION OF PROGRAM

In December 2011, the Israeli Government, due to political considerations, did not renew the Company’s export authorization to complete performance under an approximately $90,000 contract to supply systems to a foreign customer. As a result of the cessation of the program, and in accordance with the Company's legal advisors' opinion, in 2011 the Company established a reserve for potential liability to this customer by recording an expense of approximately $72,800 ($62,000 net of taxes), which was included in cost of goods sold. In May 2012, the foreign customer claimed approximately $33,600 in advance and performance guarantees, which the Company had previously deposited for the customer's benefit as security for the Company's performance. In November 2012, following discussions with the Israeli Government regarding a possible compensatory settlement (which discussions did not result in an agreement regarding such settlement), the Company and its subsidiary Elop filed a lawsuit against the Government of Israel to recover damages and resulting expenses in the amount of approximately $74,000 in connection with the cancellation of the export authorization. The lawsuit was filed with the District Court of the Central Region of Israel. In June 2014, the Company and Elop withdrew the lawsuit and have been attempting on an ongoing basis to mitigate damages caused by the program cancellation through utilization of assets related to the canceled program on other programs. See Note 20(C)(3).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL (Cont.)

D.    DISCONTINUED OPERATIONS

A U.S. company ("Subsidiary A") was held approximately 59.4% by the Company through another U.S. wholly-owned subsidiary. The two companies were acquired by the Company in the fourth quarter of 2010. During 2011, the Company recognized an impairment loss of approximately $16,000 on its holdings in Subsidiary A, of which approximately $9,500 was attributable to the Company and approximately $6,500 was attributable to the non-controlling interest. Since the acquisition date, Company’s management was committed to selling its holdings in Subsidiary A. Accordingly, Subsidiary A was classified in the consolidated financial statements as held-for-sale, discontinued operations, in accordance with the criteria set in ASC 360-10-45-9, and the operating results, and the cash flows for the two years ended at December 31, 2013 and 2012 were classified as discontinued operations, in accordance with ASC 205-20, “Discontinued Operations”. In the second quarter of 2013 the Company sold its holdings in Subsidiary A and recognized a gain of approximately $700 in discontinued operations.The results of operations and cash flows of the discontinued operations, for each of the two years ended December 31, 2013, were immaterial.

E.    SALE OF CERTAIN ASSETS

In 2013, the Company's wholly-owned U.S. subsidiary ESA sold certain assets related to cabin pressurization control systems, which were part of its commercial aviation systems activities. As a result of the sale, the Company recorded an operating pre-tax gain of $3,800 which was included as a reduction in cost of revenues .

In 2014, the Company's wholly-owned subsidiary, ESA, sold certain assets related to high-speed machinery product line. As a result of the sale, the Company recorded an operating pre-tax loss of $4,600, which was included in cost of revenues.

F.    ACQUISITION OF SUBSIDIARIES

In November 2010, the Company acquired a 49% interest in an Israeli company ("Subsidiary B"). On March 30, 2014, the Company, through another wholly-owned Israeli subsidiary, increased its holdings in Subsidiary B to 90% and, as a result, the Company recognized an approximately $6,000 gain, included in "other operating income, net", based on the re-measurement of the fair-value of its previously held 49% equity interests in Subsidiary B. The acquisition was accounted for using the purchase method as a business combination achieved in stages. The results of Subsidiary B were consolidated in the Company's consolidated financial statements commencing the date of acquisition. Revenues and earnings from the acquisition date through December 31, 2014, were immaterial to the consolidated results of the Company.

In October 2010, a wholly-owned Israeli subsidiary completed an acquisition of 100% interest in another wholly-owned Israeli subsidiary ("Subsidiary C") and recorded a contingent consideration payable subject to the occurrence of certain future events during a period of four years (the "period"). Following the lapse of the period in 2014, and as a result of the non-occurrence of certain events, the Company de-recognized the contingent consideration of approximately $5,000 recorded in operating income.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 -    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

A.    USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of intangible assets, warranty and contract loss accruals, legal contingencies, tax assets and tax liabilities, stock-based compensation costs, retirement and post-retirement benefits (including the actuarial assumptions), financial instruments with no observable market quotes, as well as in estimates used in applying the Company's revenue recognition policies. Actual results may differ from estimated results.

B.    FUNCTIONAL CURRENCY

The Company’s revenues are generated mainly in U.S. dollars. In addition, most of the Company’s costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Transactions and balances of the Company and certain subsidiaries that are denominated in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in ASC 830, “Foreign Currency Matters”. All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income as financial expenses or income, as appropriate.

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

C.    PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Elbit Systems and its wholly and majority-owned subsidiaries and variable interests entities that are required to be consolidated.

Intercompany transactions and balances, including profit from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.    COMPREHENSIVE INCOME

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. Accordingly, the Company presents a separate statement of consolidated comprehensive income.

The following table displays the changes in other comprehensive income (loss), net of taxes, in the amount of $71,364 and $8,325 for the years ended December 31, 2014 and 2013, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of December 31, 2013	$(1,530)	$287	$(25,433)	$1,457	$(25,219)
Other comprehensive income (loss) before reclassifications	(25,079)	70	(30,439)	(21,372)	(76,820)
Amount reclassified from accumulated other comprehensive income (loss)	4,497	(270)	1,229	—	5,456
Net current-period other comprehensive loss	(20,582)	(200)	(29,210)	(21,372)	(71,364)
Balance as of December 31, 2014	$(22,112)	$87	$(54,643)	$(19,915)	$(96,583)

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of December 31, 2012	$14,771	$(772)	$(42,354)	$(5,189)	$(33,544)
Other comprehensive income before reclassifications	11,805	223	14,141	6,646	32,815
Amount reclassified from accumulated other comprehensive income (loss)	(28,106)	836	2,780	—	(24,490)
Net current-period other comprehensive income (loss)	(16,301)	1,059	16,921	6,646	8,325
Balance as of December 31, 2013	$(1,530)	$287	$(25,433)	$1,457	$(25,219)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.    BUSINESS COMBINATIONS

The Company applies ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

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

H.    AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The Company accounts for its investments in debt securities, and marketable equity securities of entities in which it does not have significant influence, in accordance with ASC 320, “Investments - Debt and Equity Securities”. The Company classifies all debt securities and marketable equity securities as “available-for-sale”. All of the Company’s investments in available-for-sale securities are reported at fair value. Unrealized gains and losses are comprised of the difference between fair value and the cost of such securities and are recognized, net of tax, in accumulated other comprehensive income (“OCI”).

The amortized cost of debt securities reflects amortization of premiums and accretion of discounts to maturity. Such amortization and accretion together with interest and dividends on securities are included in "financial expenses, net".

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the amortized cost basis of such securities is judged to be other-than-temporary impairment (“OTTI”). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it will still need to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized in earnings. Amounts relating to factors other than credit losses are recorded in OCI.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

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

Investments in preferred shares, which are not in substance common stock, are recorded on a cost basis according to ASC 323-10-15-13, “Investments - Equity Method and Joint Ventures - In-substance Common Stock” and ASC 323-10-40-1, "Investment -Equity Method and Joint Ventures - Investee Capital Transactions".

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g. budgets, business plans, financial statements, etc.). During 2014 and 2013, no material impairment was recognized.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

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

Also according to ASC 810, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent’s ownership interest with no change of control are treated as equity transactions, rather than acquisitions achieved in stages or dilution gains or losses. Losses of partially owned consolidated subsidiaries shall continue to be allocated to the non-controlling interests even when their investment was already reduced to zero.

A 51%-held subsidiary in the U.K. ("Subsidiary "D") is considered to be a VIE. As Elbit Systems is the primary beneficiary and has both the power to direct its activities and absorb the majority of its loss or the right to the majority of its earnings based upon holding the 51% majority voting rights in Subsidiary D, Subsidiary D is consolidated in the Company’s financial statements.

Subsidiary E is an Israeli limited partnership and considered to be a VIE. Although the Company currently holds a 100% interest in Subsidiary E, the Company is obligated under the partnership agreement to transfer 50% of the ownership to its partner. As the Company holds 50% of the contractual rights in Subsidiary E and is the primary beneficiary. Subsidiary E is consolidated in the Company’s financial statements.

L.    LONG-TERM RECEIVABLES

Long-term trade, unbilled and other receivables, with payment terms in excess of one year which are considered collectible, are recorded at their estimated present values (determined based on the market interest rates at the date of initial recognition).

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
U.S. dollars (In thousands, except per share data)

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

Recoverability of assets (or assets group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2013, an impairment charge in the amount of approximately $900 was recognized. For the years ended December 31, 2014 and 2012 , no material impairment was identified.

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
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.    GOODWILL IMPAIRMENT (Cont.)

The Company identified several reporting units based on the guidance of ASC 350, “Intangibles – Goodwill and Other”.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2014, no material impairment losses were identified.

As required by ASC 820, “Fair Value Measurement”, the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

R.    SEVERANCE PAY

Elbit Systems’ and its Israeli subsidiaries’ obligations for severance pay are calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and are presented on an undiscounted basis (the “Shut Down Method”). Employees are entitled to one month’s salary for each year of employment or a portion thereof. The obligation is provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company’s balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or losses) accumulated to balance sheet date.

Elbit Systems and its Israeli subsidiaries have entered into an agreement with some of its employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance with such Section 14. The agreement mandates that upon termination of such employees’ employment, all the amounts accrued in their insurance policies shall be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the  balance sheet as the severance pay risks have been irrevocably transferred to the severance funds.

Severance pay expenses for the years ended December 31, 2014, 2013 and 2012 amounted to approximately $49,243, $54,544 and $58,326, respectively.

S.    PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company accounts for its obligations for pension and other post-retirement benefits in accordance with ASC 715, “Compensation – Retirement Benefits” (See Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

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

Revenues from long-term contracts are recognized primarily using ASC 605-35, “Revenue Recognition - Construction-Type and Production-Type Contracts”, according to which revenues are recognized on the percentage-of-completion ("POC") basis.

Sales under long-term fixed-price contracts which provide for a substantial level of development efforts in relation to total contract efforts are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and to recognize revenues using the POC basis. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. When measuring progress toward completion, the Company may consider other factors, such as contracts' performance obligations or the achievement of milestones.

Sales and anticipated profit under long-term fixed-price contracts which provide for a substantial level of production effort are recorded on a POC basis, using the units-of-delivery as the basis to measure progress of the contracts' performance toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogeneous units or small quantities of units, or when the achievement of performance milestones provides a more reliable and objective measure of the extent of progress toward completion, revenue is recognized based on the achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price contracts that involve both development and production efforts are recorded using the cost-to-cost method and units-of-delivery method as applicable to each phase of the contract, as the basis to measure progress toward completion. In addition, when measuring progress toward completion under the development portion of the contract, the Company may consider other factors, such as its progress on certain performance obligations or the achievement of milestones.

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

Under the POC method, changes in estimated revenues and/or estimated project costs are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a “cumulative catch-up” basis. The cumulative catch-up basis amounts in the contract estimated total costs are charged to cost of revenues ("COR") and are reflected in the reported gross profit in the consolidated financial statements. Any changes in performance costs estimates that result in an anticipated loss on contracts are charged to COR when they are probable and reasonably determinable by management. The Company reviews the actual costs and the estimated costs to complete long-term contracts on a quarterly basis. In addition, the Company periodically monitors the impact of changes in estimated contract performance costs that result from cumulative catch-up cost adjustments on COR.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

The nature of the Company's numerous contracts is such that refinements of the estimated performance costs or revenues for a project may occur for various reasons, including: change orders, contract price adjustments, significant technical and development matters encountered during performance, and provision for loss and contract costs changes that may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract estimated costs at completion ("EAC"); (b) new or unforeseen risks or change in the performance cost estimates must be incorporated into the contract EAC; in addition anticipated losses on contracts are recognized when determined to be probable.

These adjustments may result from positive program performance in which case they would be reflected as a decrease in COR during the period. Likewise, these adjustments may result in an increase in COR if the Company determines it will not be successful in mitigating these risks or realizing related opportunities.

The Company believes that the use of the percentage-of-completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, revenue is recognized when the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

Management reviews periodically the estimates of progress towards completion and project costs. These estimates are determined based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion and projected cost.

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

The Company's COR included net EAC adjustments resulting from changes in performance cost estimates of approximately $26,900 (1.26% of COR and 3.26% of gross profit), $5,300 (0.25% of COR and 0.64% of gross profit) and $36,000 (1.74% of COR and 4.41% of gross profit) for the three years ended December 31, 2014, 2013 and 2012, respectively.

These adjustments increased our net income by approximately $23,400 ($0.55 per diluted share), $4,600 ($0.11 per diluted share) and $32,500 ($0.77 per diluted share) for the years ended December 31, 2014, 2013 and 2012, respectively.

In certain circumstances, sales under short-term fixed-price production type contracts or sales of products are accounted for in accordance with Securities and Exchange Commission Staff Accounting Bulleting No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), and recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

In cases where the contract involves the delivery of products and performance of services, or other obligations such as buy-back (See Note 20(B)), the Company follows the guidelines specified in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” in order to allocate the contract consideration between the identified different elements using the relative selling price method. The selling price for each element would be allocated by using a hierarchy of: (1) Vendor Specific Objective Evidence (“VSOE”); (2) Third-Party Evidence (“TPE”) of the selling price for that element; or (3) Estimated Selling Price (“ESP”), for individual elements of an arrangement when VSOE or TPE of the selling price are unavailable.

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

Service revenues include contracts primarily for rendering of services not associated with design, development or manufacturing and production activities. Such revenues may be derived from a stand-alone service contract or a service element which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation and maintenance contracts, outsourcing-type arrangements, return and repair contracts, training, installation services, etc. Revenues from services were less than 10% of consolidated revenues in each of the years ended December 31, 2014, 2013 and 2012.

Such service revenues are usually recognized in accordance with SAB 104 ratably over the service period, and when all other revenue recognition criteria are met. Buy-back obligations are recognized upon fulfillment, generally when the related products have been delivered or services have been rendered. In addition, where applicable, the Company recognizes service revenues upon achievement of related performance milestones.

As for research and development costs accounted for as contract costs refer to Note 2(V).

U.    WARRANTY

The Company estimates the costs that may be incurred under its basic warranty. Such costs are estimated as part of the total contract’s cost and are recorded as a liability at the time revenue for delivered products is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company does business. Factors that affect the Company’s warranty cost include the number of delivered products, engineering estimates and anticipated rates of warranty claims. The Company periodically assesses the adequacy of its recorded warranty cost and adjusts the amount as necessary.

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the Balance Sheet, are as follows:

	2014	2013
Balance, at January 1	$179,077	$189,713
Warranties issued during the year	88,244	75,782
Reduction due to warranties forfeited or claimed during the year (*)	(69,858)	(86,418)
Balance, at December 31	$197,463	$179,077

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.    WARRANTY (Cont.)

*
In 2013 the Company recognized in COR, income of approximately $16 million as a result of the elimination of a reserve for warranty obligation that was originally recorded in connection with an acquisition of a company in 2010. This warranty obligation, which related to a project delivered to a foreign customer, reached its statute of limitations in the foreign customer's country.

V.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred unless the costs are related to certain contractual arrangements which are recorded as part of cost of revenues, over the period that revenue is recognized, consistent with the Company’s revenue recognition accounting policy. The Company does not perform significant stand-alone research and development for others.

The Company has certain research and development contractual arrangements that meet the requirements for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to its research and development expenses rather than as contract revenues.

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Ministry of Economy's Office of Chief Scientist’s (“OCS”) and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are obliged to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of COR. For more information regarding OCS royalties’ commitments see Note 20(A). For more information regarding grants and participation received, see Note 23.

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

The Company establishes reserves for uncertain tax positions based on an evaluation of whether the tax position is “more likely than not” to be sustained upon examination. The Company records interest and penalties pertaining to its uncertain tax positions in the financial statements as income tax expense.

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
U.S. dollars (In thousands, except per share data)

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

In connection with the issuance of the NIS 1.1 billion Series A Notes in 2010 and the issuance of an additional NIS 0.9 billion Series A Notes in 2012 on the Tel Aviv Stock Exchange (See Note 16), the Company entered into cross-currency interest rate swap transactions with a notional principal of the NIS 1.1 billion and NIS 0.9 billion to effectively hedge the effect of interest and exchange rate difference from the NIS Series A Notes. The cross-currency interest rate swap instruments effectively convert the fixed interest rate of the debt to a floating interest rate. The terms of the swap agreements substantially match the terms of the debt. Under the terms of the swap agreements, the Company receives interest payments semi-annually in NIS at an annual rate of 4.84% on the notional principal and pays interest semi-annually in U.S. dollars at an annual weighted rate of six-month LIBOR plus 1.84% on the notional principal.

In addition, in connection with a NIS loan received from a financial institution at a fixed interest rate of 3%, in 2013 the Company entered into cross-currency interest rate swap transactions with a notional principal of NIS 440 million to effectively hedge the effect of interest and exchange rate differences from the NIS loan. Under the terms of the cross currency interest rate swap, the Company receives fixed NIS at a rate of 3% and pays interest semi-annually in USD LIBOR plus 1.35% on the notional principal.

The swap agreements are designated as a fair value hedge. The gains and losses related to changes in the fair value of the cross-currency interest rate swap transactions are included in interest expense and substantially offset changes in the fair value of the hedged portion of the underlying hedged Series A Notes and NIS loan.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

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

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model with the following weighted average assumptions:

	2014 (*)	2013	2012
Dividend yield	—	2.56%	2.45%
Expected volatility	—	34.29%	36.07%
Risk-free interest rate	—	0.87%	0.83%
Expected life	0	4 years	4 years
Forfeiture rate	—	0.56%	0.56%
Suboptimal factor	—	1.75	1.75

(*) During 2014 there were no grants.

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

As of December 31, 2014, the fair value of the Series A Notes, based on quoted market price on the Tel-Aviv Stock Exchange, was approximately $357,589.

The Company accounts for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurement”. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

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

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the instruments are categorized as Level 3.

The Company’s cross-currency interest rate swaps are valued under an income approach using industry-standard models that consider various assumptions, including time value, volatility factors, current market and contractual prices for the underlying, and counterparty non-performance risk. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instruments, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace, and accordingly such instruments are categorized as Level 2.

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
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at
	December 31, 2014 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable debt securities:
Government bonds	$1,465	$—	$—
Corporate bonds	—	24,685	—
Foreign currency derivatives and option contracts	—	13,558	—
Cross-currency interest rate swap	—	12,730	—
Liabilities
Foreign currency derivative and option contracts	—	(40,313)	—
Cross-currency interest rate swap	—	(4,529)	—
Total	$1,465	$6,131	$—

	Fair value measurement at
	December 31, 2013 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable debt securities:
Government bonds	$5,919	$—	$—
Corporate bonds	—	45,157	—
Foreign currency derivatives and option contracts	—	5,000	—
Cross-currency interest rate swap	—	58,154	—
Liabilities
Foreign currency derivative and option contracts	—	(4,766)	—
Total	$5,919	$103,545	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

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

The Company's agreement pursuant to which the Company sells its trade receivables, is structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution; (ii) legally isolates the receivable from the Company's other assets, and presumptively puts the receivable beyond the lawful reach of the Company and its creditors, even in bankruptcy or other receivership; (iii) confers on the financial institution the right to pledge or exchange the receivable; and (iv) eliminates the Company's effective control over the receivable, in the sense that the Company is not entitled and shall not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation.

AC.    BASIC AND DILUTED NET EARNINGS PER SHARE

Basic earnings per share are computed based on the weighted average number of outstanding ordinary shares during each year. Diluted earnings per share are computed based on the weighted average number of outstanding ordinary shares during each year, plus dilutive potential ordinary shares outstanding during the year. Outstanding stock options are excluded from the calculation of the diluted earnings per share when their effect is anti-dilutive.

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was 400, 45,031 and 125,709 for the years 2014, 2013 and 2012, respectively.

AD.    TREASURY SHARES

Elbit Systems’ shares held by Elbit Systems and its subsidiaries are recognized at cost and presented as a reduction of shareholders’ equity.

AE.    RECENT ACCOUNTING PRONOUNCEMENTS

ASU 2014-08 - Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360):
In April 2014, FASB issued guidance that modifies the criteria used to qualify divestitures for classification as discontinued operations and expands disclosures related to disposals of significant components. Although the updated guidance is to be adopted for all annual periods beginning on or after December 15, 2014, early adoption is permitted under the guidance, and the Company chose to do so. The amended guidance is expected to decrease the likelihood that future disposals will qualify for discontinued operations treatment, meaning that the results of operations of some future disposals may be reported in continued operations.

ASU 2014-09 - Revenue from Contracts with Customers (Topic 606):
In May 2014, FASB issued comprehensive new revenue recognition guidance, effectively replacing all current guidance on the topic. Given the significance of this pronouncement, the Company is currently in the process of reviewing the new standard and its potential impact on the Company. The new guidance is effective for the Company's consolidated financial statements beginning on January 1, 2017. The effects of the new guidance on the Company's statements of the financial position, results of operations and cash flows are still being assessed.

AF.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 3 -     TRADE AND UNBILLED RECEIVABLES, NET

	December 31,
	2014	2013
Receivables (1)	$574,090	$572,398
Unbilled receivables	362,112	257,964
Less – allowance for doubtful accounts	(7,445)	(7,117)
	$928,757	$823,245

(1) Includes receivables due from affiliated companies	$80,290	$55,301

Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable include claims on items that the Company believes are earned, but are subject to uncertainty concerning their ultimate realization. Such amounts were not material as of the balance sheet date. Trade receivables and unbilled receivables, other than those detailed under Note 7, are expected to be billed and collected during 2015.

Short and long-term receivables and unbilled receivables include receivables due from the IMOD in the aggregate amounts of $526,280 and $502,378, as of December 31, 2014 and 2013, respectively.

As for long-term trade and unbilled receivables – see Note 7.

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2014	2013
Deferred income taxes, net	$40,332	$35,735
Prepaid expenses	40,826	48,640
Government institutions	29,806	30,309
Derivative instruments	13,558	5,000
Cross-currency interest rate swap	5,746	16,047
Other	15,294	15,636
	$145,562	$151,367

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 5 -    INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2014	2013
Cost incurred on long-term contracts in progress	$939,599	$836,414
Raw materials	105,908	118,820
Advances to suppliers and subcontractors	48,223	40,116
	1,093,730	995,350
Less -
Cost incurred on contracts in progress deducted from customer advances	80,331	68,170
Advances received from customers (*)	72,555	95,131
Provision for losses on long-term contracts	72,045	76,017
	$868,799	$756,032

(*)
The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (See Note 14).

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.    INVESTMENT IN AFFILIATED COMPANIES:

	December 31,
	2014	2013
Companies accounted for under the equity method	$119,890	$125,816
Companies accounted for on a cost basis	5,543	5,546
	$125,433	$131,362

B.    INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

	December 31,
	2014	2013
Subsidiary F (1)	$75,765	$73,007
Subsidiary G / Subsidiary H (2)	4,072	12,535
Subsidiary I (3)	16,434	14,452
Subsidiary J (4)	13,297	12,307
Other (5)	10,322	13,515
	$119,890	$125,816

(1)
Subsidiary F is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Subsidiary F is engaged in the development and production of various thermal detectors and laser diodes. Subsidiary F is jointly controlled and therefore is not consolidated in the Company’s financial statements.

(2)
Subsidiary G and Subsidiary H are U.S. limited liability companies, each held 50% by ESA and 50% by a subsidiary of Rockwell Collins Inc. Subsidiary G and Subsidiary H operate in the area of helmet mounted display systems for fixed-wing military aircraft. Subsidiary G and Subsidiary H are jointly controlled and therefore are not consolidated in the Company’s financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.):

(3)
Subsidiary I is an Israeli company owned 50.000001% by the Company and 49.99999% by Rafael. Subsidiary I focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Subsidiary I with Rafael, and therefore Subsidiary I is not consolidated in the Company’s financial statements.

(4)	Subsidiary J is a Romanian company held 40% by the Company. Subsidiary J is engaged in the construction of fiber optic-telecommunication networks in Romania.

(5)
During 2013, the Company invested in a Korean joint stock corporation, Subsidiary K, approximately $2,500. Subsidiary K, based in South Korea, in which the Company holds 19%, is engaged in the areas of maintenance, repair, assembly and manufacturing of military aircraft avionics. The Company invested approximately additional $1,900 through a convertible bond in Subsidiary K. The convertible bond can be converted into common shares of Subsidiary K following a two-year vesting period. If converted, the Company's holdings in Subsidiary K would reach 50%.

(6)	Equity in net earnings of affiliated companies and partnerships is as follows:

	Year ended December 31,
	2014	2013	2012
Subsidiary F	$2,758	$5,439	$5,524
Subsidiary G / Subsidiary H	2,140	5,664	8,403
Other	651	1,929	(2,767)
	$5,549	$13,032	$11,160

(7)	The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,
	2014	2013
Current assets	$261,182	$284,545
Non-current assets	112,739	106,563
Total assets	$373,921	$391,108

Current liabilities	$128,842	$153,301
Non-current liabilities	36,942	42,674
Shareholders' equity	208,137	195,133
Total liabilities and equity	$373,921	$391,108

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.)

Income Statement Information:

	Year ended December 31,
	2014	2013	2012
Revenues	$260,025	$351,183	$385,792
Gross profit	$72,631	$88,440	$102,730
Net income	$17,452	$27,151	$27,596

(8)	See Note 20(E) for guarantees.

Note 7 -    LONG-TERM TRADE AND UNBILLED RECEIVABLES

	December 31,
	2014	2013
Receivables	$459	$8,284
Unbilled receivables	212,266	234,292
	$212,725	$242,576

The majority of the long-term unbilled receivables are expected to be billed and collected during the years 2016 - 2019. Long-term trade and unbilled receivables are mainly related to the IMOD.

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2014	2013
Restricted deposits with banks (1)	$984	$1,152
Cross-currency interest rate swap	6,984	42,107
Deposits with banks and other long-term receivables (2)	10,113	9,724
	$18,081	$52,983

(1)	Restricted deposits in respect of an issued bank guarantee.

(2)
Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code in the amount of $7,054 and $6,927 as of December 31, 2014 and 2013, respectively (See Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 9     AVAILABLE-FOR-SALE MARKETABLE SECURITIES

As of December 31, 2014 and 2013, the fair value, amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$1,443	22	—	$1,465
Corporate debentures - fixed and floating interest rate	24,620	131	(66)	24,685
	$26,063	153	(66)	$26,150

	December 31, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$5,849	70	—	$5,919
Corporate debentures - fixed and floating interest rate	44,940	338	(121)	45,157
	$50,789	408	(121)	$51,076

The contractual maturities of the available-for-sale marketable securities in future years are as follows:

December 31, 2014
2015	$400
2016	4,036
2017	10,015
2018	4,669
2019 and after	5,627
$24,747

As of December 31, 2014 and 2013, interest receivable included in other receivables amounted to $214 and $472, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 10 -    PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost (1):
Land, buildings and leasehold improvements (2)	$400,769	$390,870
Instruments, machinery and equipment (3)	709,601	697,761
Office furniture and other	80,554	80,486
Motor vehicles and airplanes	77,622	125,813
	1,268,546	1,294,930
Accumulated depreciation	(827,011)	(813,522)
Depreciated cost	$441,535	$481,408

Depreciation expenses for the years ended December 31, 2014, 2013 and 2012 amounted to $79,457, $83,445 and $89,551, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $17,591 and $17,673 as of December 31, 2014 and 2013, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company (in square feet):

	Israel (a)	U.S. (b)	Other Countries (c)
Owned	2,174,000	714,000	891,000
Leased	1,839,000	640,000	308,000

(a)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems’ Israeli subsidiaries.

(b)	Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of ESA primarily in Texas, New Hampshire, Florida, Alabama and Virginia.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Brazil, Australia and Asia.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $108,642 and $106,211 as of December 31, 2014 and 2013, respectively.

As for pledges of assets – see Note 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 11 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	Weighted average
	useful lives	December 31,
		2014	2013
Original cost:
Technology	12	$198,240	$190,043
Customer relations	10	160,331	160,726
Trademarks and other	15	143,094	143,354
		501,665	494,123
Accumulated amortization:
Technology		131,384	114,947
Customer relations		137,026	120,534
Trademarks and other		100,334	90,685
		368,744	326,166
Amortized cost		$132,921	$167,957

B.	AMORTIZATION EXPENSES

Amortization expenses amounted to $42,951, $45,903 and $49,245 for the years ended December 31, 2014, 2013 and 2012, respectively.

C.	AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2015		$39,171
2016		28,373
2017		22,891
2018		20,835
2019		14,864
2020	and thereafter	6,787

D.    CHANGES IN GOODWILL

Changes in goodwill during 2014 are as follows:

2014
Balance, at January 1, 2014	$501,793
Additions	6,102
Net translation differences (1)	(3,284)
Balance, at December 31, 2014	$504,611

(1)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 12 -    SHORT-TERM BANK CREDIT AND LOANS

		December 31,
	Interest %	2014	2013
Short-term bank credit	1.85%	$557	$—
		$557	$—

Note 13 -    OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2014	2013
Payroll and related expenses	$153,496	$159,840
Provision for vacation pay (1)	48,314	52,265
Provision for income tax, net of advances	34,190	22,745
Other income tax liabilities	3,100	18,321
Value added tax (“VAT”) payable	18,333	14,121
Provision for royalties	34,467	31,369
Provision for warranty	205,020	188,285
Derivative instruments	40,313	4,766
Deferred income tax, net	3,237	278
Provision for losses on long-term contracts (2)	50,203	50,942
Other (3)	168,087	177,612
	$758,760	$720,544

(1)	Long-term provision for vacation pay as of December 31, 2014 and 2013 was $24,661 and $27,987, respectively, included in other long-term liabilities.

(2)	Includes a provision of $4,949 as of December 31, 2014 and 2013, related to the cessation of a program with a foreign customer (See Note 1(C)).

(3)
Includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g., damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers.

Note 14 -    CUSTOMER ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2014	2013
Advances received	$686,408	$678,153
Less -
Advances presented under long-term liabilities	120,299	164,854
Advances deducted from inventories	72,555	95,131
	493,554	418,168
Less -
Costs incurred on contracts in progress (See Note 5)	80,331	68,170
	$413,223	$349,998

As for guarantees and liens, see Notes 20(E), 20(G) and 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 15 -    LONG-TERM LOANS, NET OF CURRENT MATURITIES

				December 31,
	Currency	Interest %	Years of maturity	2014	2013
Long-term loans (*)	USD	Libor + 1.12%	mainly 2-3	$126,000	$95,455
	NIS (**)	3 - 4.1%	mainly 3	117,451	128,299
	Other	Libor + 1.0-3.28%	mainly 2-3	712	700
				244,163	224,454
Less: current maturities				23,447	245
				$220,716	$224,209
(*)    For covenants see Note 20(F).
(**)    Includes derivative instrument defined as hedge accounting. See Note 2(Y).

As of December 31, 2014, the LIBOR semi-annual rate for long-term loans denominated in U.S. dollars was 0.36%.

The maturities of these loans for periods after December 31, 2014, are as follows:

2015 - current maturities	$23,447
2016	173,279
2017	46,462
2018 and after	975
$244,163

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES

	December 31,
	2014	2013
Series A Notes	$323,991	$423,509
Less – Current maturities	(58,511)	(62,866)
Carrying amount adjustments on Series A Notes (*)	27,938	16,573
Premium on Series A Notes, net	505	596
	$293,923	$377,812

(*)	As a result of fair value hedge accounting, described below and in Notes 2(Y) and 2(AA). The carrying value of the Series A Notes is adjusted for changes in the interest rates.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES (Cont.)

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

During the years ended December 31, 2014, 2013 and 2012, the Company recorded $7,954, $9,715 and $10,787, respectively, as interest expenses and $91, $92 and $153, respectively, as amortization of debt issuance costs and premium, net, on the Series A Notes.

The Company also entered into 10-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2010 NIS Series A Notes. Under the cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 1.1 billion and pays floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.36% at December 31, 2014) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

In April 2012 and May 2012, the Company entered into cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2012 issuance of Series A Notes. Under these cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 807 million and NIS 92 million and pays floating six-month USD LIBOR + an average spread of 2.02% on $217,300 and 2.285% on $24,100, respectively, which reflects the U.S. dollar value of the 2012 issued Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.36% at December 31, 2014) plus an average of 1.84% on the 2012 principal amounts, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

Future principal payments for the Series A Notes, including the effect of the cross-currency interest rate swap transactions are as follows:

		December 31, 2014
2015	current maturities	$55,533
2016		55,533
2017		55,533
2018		55,533
2019		55,533
2020		55,533

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 -    BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, a German subsidiary (the "German Subsidiary") and a Belgian subsidiary (the "Belgian Subsidiary") sponsor benefit plans for their employees in the U.S., Germany and Belgium, respectively, as follows:

1.    Defined Benefit Retirement Plan based on Employer’s Contributions

a)
ESA has three defined benefit pension plans (the “Plans”) which cover the employees of ESA’s two largest subsidiaries. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stocks, bonds and cash through a financial institution, as the investment manager of the Plans’ assets. Pension expense is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employee. The measurement date for ESA subsidiaries' benefit obligation is December 31.

Participation in ESA’s qualified defined benefit plans was frozen as of January 1, 2010 for non-represented employees. Current participants will continue to accrue benefits; however no new non-represented employees will be allowed to enter the plan.

b)
The German Subsidiary, which is wholly-owned by the Company, has mainly one defined benefit pension plan (the “P3-plan”) which covers all employees. The P3-plan provides for yearly cash balance credits equal to a percentage of a participant’s compensation, which accumulate together with the respective interest credits on the employee’s cash balance accounts. In case of an insured event (retirement, death or disability) the benefits can be paid as a lump sum, in installments or as a life-long annuity. The P3-plan is an unfunded plan.

c)	The Belgian Subsidiary, which is wholly-owned, has a defined benefit pension plan, which is divided into two categories:

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
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2014 and 2013:

	December 31,
	2014	2013
Changes in benefit obligation:
Benefit obligation at beginning of year	$172,381	$177,090
Service cost	7,762	9,368
Interest cost	7,833	6,830
Exchange rate differences	(2,276)	1,060
Actuarial losses (gain)	43,901	(18,690)
Benefits paid	(3,933)	(3,277)
Benefit obligation at end of year	$225,668	$172,381
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	115,242	101,794
Actual return on Plans’ assets (net of expenses)	4,570	9,957
Employer contribution	10,610	6,768
Benefits paid	(3,933)	(3,277)
Fair value of Plans’ assets at end of year	$126,489	$115,242
Accrued benefit cost, end of year:
Funded status	(99,180)	(57,140)
Unrecognized net actuarial loss	84,116	38,281
Unrecognized prior service cost	305	409
	$(14,759)	$(18,450)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(806)	(671)
Accrued benefit liability, non-current	(98,374)	(56,469)
Accumulated other comprehensive income, pre-tax	84,421	38,690
Net amount recognized	$(14,759)	$(18,450)

	Year ended December 31,
	2014	2013	2012
Components of the Plans’ net periodic pension cost:
Service cost	$7,762	$9,368	$9,709
Interest cost	7,833	6,830	6,567
Expected return on Plans’ assets	(8,221)	(7,319)	(6,400)
Amortization of prior service cost	(125)	—	172
Amortization of transition amount	121	91	(131)
Amortization of net actuarial loss	2,108	4,483	4,107
Total net periodic benefit cost	$9,478	$13,453	$14,024
Additional information
Accumulated benefit obligation	$215,276	$164,696	$167,667

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	December 31,
	2014	2013
Weighted average assumptions:
Discount rate as of December 31	3.9%	4.8%
Expected long-term rate of return on Plans’ assets	7.3%	7.0%
Rate of compensation increase	2.4%	2.4%

Asset Allocation by Category as of December 31:

	2014	2013
Asset Category:
Equity Securities	67.0%	54.0%
Debt Securities	32.5%	34.3%
Other	0.5%	11.7%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2014	2013
Asset Category:
Equity Securities	50.0%	49.7%
Debt Securities	40.0%	37.6%
Other	10.0%	12.7%
Total	100.0%	100.0%

The fair value of the asset values by category at December 31, 2014 was as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Cash Equivalents:
Money Market Funds (a)	$611	$611	$—	$—
Fixed Income Securities:
Mutual Funds (b)	41,116	41,116	—	—
Equity Securities:
International Companies (c)	2,357	2,357	—	—
Mutual Funds (d)	79,763	79,763	—	—
Other	2,642	2,642	—	—
Total	$126,489	$126,489	$—	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

(a)	This category includes highly liquid daily traded cash-like vehicles.

(b)	This category invests in highly liquid mutual funds representing a diverse offering of debt issuance.

(c)	This category represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or ADRs.

(d)	This category represents highly liquid diverse equity mutual funds of varying asset classes and styles.

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2014 Plan year have been satisfied as of December 31, 2014. Benefit payments over the next five years are expected to be $5,413 in 2015, $6,090 in 2016, $6,796 in 2017, $7,663 in 2018 and $8,339 in 2019.

2.    Retiree Medical Plan

Effective January 1, 2003, ESA commenced offering retiree medical benefits to a limited number of retirees.

The measurement date for ESA benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2014 and 2013:

	December 31,
	2014	2013
Change in Benefit Obligation:
Benefit obligation at beginning of period	$2,445	$2,783
Service cost	150	214
Interest cost	96	88
Actuarial (gain) loss	(692)	(538)
Employee contribution	13	23
Benefits paid	(59)	(125)
Benefit obligation at end of period	$1,953	$2,445
Change in Plan Assets:
Employer contribution	$46	$102
Employee contribution	13	23
Benefits paid	(59)	(125)
Fair value of Plan assets at end of period	$—	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year ended December 31,
	2014	2013
Accrued benefit cost, end of period:
Funded status	$(1,953)	$(2,445)
Unrecognized net actuarial (gain) loss	(1,428)	(784)
Unrecognized prior service cost	—	—
Accrued benefit cost, end of period	$(3,381)	$(3,229)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(111)	$(145)
Accrued benefit liability, non-current	(1,842)	(2,300)
Accumulated other comprehensive gain, pretax	(1,428)	(784)
Net amount recognized	$(3,381)	$(3,229)

Components of net periodic pension cost (for period):
Service cost	$150	$214
Interest cost	96	88
Amortization of net actuarial loss	(48)	—
Total net periodic benefit cost	$198	$302

Assumptions as of end of period:
Discount rate	3.32%	4.08%
Health care cost trend rate assumed for next year	7.00%	7.50%
Ultimate health care cost trend rate	5.00%	5.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2014 is as follows:

	1% increase	1% decrease
Net periodic benefit cost	$30	$(26)
Benefit obligation	$154	$(137)

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $4,675, $4,712 and $4,436 for the years ended December 31, 2014, 2013 and 2012, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

4.    Non-Qualified Defined Contribution Plan

In 2007, ESA implemented two new benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across three ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $181, $880 and $742 for the years ended December 31, 2014, 2013 and 2012, respectively, and the total ESA contribution to the plan was $130 for 2014. The cash and cash surrender value of these life insurance policies at December 31, 2014 was $4,423. The total liability related to the 409(A) plan was $4,905 at December 31, 2014.

The second plan implemented is a non-qualified, defined benefit plan for the top three executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. They are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $2,631 at December 31, 2014. Related liability for the pension payments is $4,477 at December 31, 2014. As of December 31, 2014, all executives had partially vested balances in the plan.

Note 18 -    TAXES ON INCOME

A.    APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates

Corporate tax rates in Israel were 25% in 2012, 25% in 2013 and 26.5% in 2014.

During 2013, the Law for Realignment of National Priorities (Amendments for Meeting the Budget Objectives for 2013 and 2014) - 2013 (the “National Priorities Law”) increased the corporate tax rate and capital gains tax to 26.5%, effective January 1, 2014.

During 2013, the Company recognized a tax benefit of approximately $2,300 in respect of deferred taxes from the implementation of the National Priorities Law by the Company and its Israeli subsidiaries, as well as tax rate changes affecting some of its foreign subsidiaries.

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
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959:

Elbit Systems’ and certain of its Israeli subsidiaries’ (“the companies”) operations have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”). Accordingly, certain income of the companies derived from the “Approved Enterprise” programs is tax exempt for two years and subject to reduced tax rates of 25% for five-year to eight-year periods or tax exempt for a ten-year period, commencing in the first year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

An Amendment to the Law from 2005 defines the “Privileged Enterprise” status rather than the previous “Approved Enterprise” status and limits the scope of enterprises which may qualify for “Privileged Enterprise” status by setting criteria such as that at least 25% of the Privileged Enterprise program’s income be derived from exports. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require an Investment Center approval in order to qualify for tax benefits. Similar criteria have been set for the “Preferred Enterprise” status which was added in an Amendment to the Law in 2011. Companies are not required to receive an Investment Center approval in order to qualify for the tax benefits under the Preferred Enterprise status, however, companies which are under an “Approved Enterprise” or “Privileged Enterprise” program must waive their former benefits to elect the Preferred Enterprise benefits.

Tax-exempt income generated by the Company and certain of its Israeli subsidiaries’ Approved Enterprises and Privileged Enterprises will be subject to tax upon dividend distribution or complete liquidation. Income generated under a Preferred Enterprise is not subject to additional taxation to the Company or its Israeli subsidiaries upon distribution or complete liquidation.

The entitlement to the above benefits is subject to the companies’ fulfilling the conditions specified in the Law, and the regulations promulgated thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2014, the Company’s management believes that the Company and its Israeli subsidiaries have met all conditions of the Law and letters of approval.

As of December 31, 2014, the tax benefits for the Company’s Privileged Enterprise existing programs will expire within the period of 2015 to 2022.

As of December 31, 2014, retained earnings of the Company included approximately $622,000 in tax-exempt profits earned by the Company’s “Approved Enterprises”. If the retained tax-exempt income is distributed, with respect to the “Approved Enterprises” it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently – 25%), and an income tax liability would be incurred of approximately $156,000 as of December 31, 2014.

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
U.S. dollars (In thousands, except per share data)

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

Israeli companies which currently benefit from an “Approved Enterprise” or Privileged Enterprise status and meet the criteria for qualification as a “Preferred Enterprise” can elect to apply the “Preferred Enterprise” benefits by waiving their benefits under the Approved and “Privileged Enterprise” status. The Company and several of its Israeli subsidiaries have elected the Preferred Enterprise status.

Benefits granted to a Preferred Enterprise include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate was 10% in 2012 and 7% in 2013. In other regions the tax rate was 15% in 2012, and 12.5% in 2013. Following the enactment of the National Priorities Law, effective January 1, 2014, the reduced tax rate became 9% in the Development Area A regions and 16% in other regions. “Preferred Enterprise” in peripheral regions are eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a “Preferred Enterprise” out of the “Preferred Income” through December 31, 2013, was subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates) and effective January 1, 2014, subject to 20% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates).

A distribution from a “Preferred Enterprise” out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its “Privileged Enterprise” or Approved Enterprise status through June 30, 2015 may distribute “Approved Income” or “Privileged Income” subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under “Privileged Enterprise” and “Approved Enterprise” programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the “Privileged Enterprise” and “Approved Enterprise” programs upon distribution, or complete liquidation in the case of a “Privileged Enterprise”’s exempt income.

B.    NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31,
	2014	2013	2012
Income before taxes on income:
Domestic	$141,532	$156,328	$159,330
Foreign	57,956	46,691	17,712
	$199,488	$203,019	$177,042

D.    TAXES ON INCOME FROM CONTINUING OPERATIONS

	Year ended December 31,
	2014	2013	2012
Current taxes:
Domestic	$24,348	$30,775	$12,957
Foreign	13,254	16,137	6,454
	37,602	46,912	19,411
Adjustment for previous years:
Domestic	(5,753)	(1,823)	(4,898)
Foreign	(1,905)	(123)	(633)
	(7,658)	(1,946)	(5,531)
Deferred income taxes:
Domestic	(3,831)	(14,664)	6,686
Foreign	(489)	(4,989)	(3,467)
	(4,320)	(19,653)	3,219
Total taxes on income from continuing operations	$25,624	$25,313	$17,099

Total:
Domestic	$14,764	$14,288	$14,745
Foreign	10,860	11,025	2,354
Total taxes on income from continuing operations	$25,624	$25,313	$17,099

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2014	2013
Balance at the beginning of the year	$62,852	$52,598
Additions (reductions) related to interest and currency translation	(4,432)	6,303
Additions based on tax positions taken during a prior period	9,792	18,729
Reductions related to tax positions taken during a prior period	(358)	(12,070)
Reductions related to settlement of tax matters	(21,453)	(14,691)
Additions based on tax positions taken during the current period	1,441	12,878
Reductions related to a lapse of applicable statute of limitation	(1,684)	(895)
Balance at the end of the year	$46,158	$62,852

At December 31, 2014 and 2013, the Company had a liability for unrecognized tax benefits of $46,158 and $62,852, respectively, including an accrual of $3,658 and $6,333 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2014 and 2013, the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Certain Israeli subsidiaries of the company are currently undergoing tax audits by the Israeli Tax Authority. As a result of the settlement of the tax matters, the Company recorded income of approximately $7,100 and $3,600 during the years 2014 and 2013, respectively, in the statements of income in “taxes on income”.

Following the examination by the Israeli Tax Authority the Company has applied some of the items for which settlement was reached to subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities.

As a result of ongoing examinations, tax proceedings in certain countries, and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2014, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

		Deferred (1) Tax Asset (Liability)
	Total	Current	Non-current
As of December 31, 2014
Deferred tax assets:
Reserves and allowances	$53,773	$14,545	$39,228
Inventory allowances	3,805	3,805	—
Property, plant and equipment	4,342	93	4,249
Other	49,486	19,327	30,159
Net operating loss carry-forwards	18,246	3,138	15,108
	129,652	40,908	88,744
Valuation allowance	(5,424)	(576)	(4,848)
Net deferred tax assets	124,228	40,332	83,896
Deferred tax liabilities:
Intangible assets	(12,147)	—	(12,147)
Property, plant and equipment	(20,780)	(9)	(20,771)
Reserves and allowances	(19,359)	(3,228)	(16,131)
	(52,286)	(3,237)	(49,049)
Net deferred tax assets	$71,942	$37,095	$34,847

As of December 31, 2013
Deferred tax assets:
Reserves and allowances	$36,191	$14,384	$21,807
Inventory allowances	5,751	5,751	—
Property, plant and equipment	5,329	102	5,227
Other	31,039	12,601	18,438
Net operating loss carry-forwards	22,816	3,311	19,505
	101,126	36,149	64,977
Valuation allowance	(9,358)	(414)	(8,944)
Net deferred tax assets	91,768	35,735	56,033
Deferred tax liabilities:
Intangible assets	(26,958)	—	(26,958)
Property, plant and equipment	(21,353)	(78)	(21,275)
Reserves and allowances	(1,265)	(200)	(1,065)
	(49,576)	(278)	(49,298)
Net deferred tax assets	$42,192	$35,457	$6,735

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES (Cont.)

The deferred taxes, net , are reflected in the balance sheet as follows:

	December 31,
	2014	2013
Current deferred income tax assets (Note 4)	$40,332	$35,735
Current deferred income tax liabilities (Note 13)	$3,237	$278
Non-current deferred income tax assets	$60,224	$35,695
Non-current deferred income tax liabilities	$25,377	$28,969

G.	CARRY-FORWARD TAX LOSSES

As of December 31, 2014, Elbit Systems’ Israeli subsidiaries had estimated total available carry-forward tax losses of approximately $109,313 and its non-Israeli subsidiaries had estimated available carry-forward tax losses of approximately $41,610. The Company and its subsidiaries had also carry-forward capital losses of approximately $35,000 for which a full valuation allowance was provided.

H.	RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31,
	2014	2013	2012
Income before taxes as reported in the consolidated statements of income	$199,488	$203,019	$177,042
Statutory tax rate	26.5%	25.0%	25.0%
Theoretical tax expense	$52,864	$50,755	$44,261
Tax benefit arising from reduced rate as an “Approved, Privileged and Preferred Enterprise” and other tax benefits (*)	(21,781)	(27,151)	(26,098)
Tax adjustment in respect of different tax rates for foreign subsidiaries	1,563	1,716	5,469
Changes in carry-forward losses and valuation allowances	1,779	4,986	1,643
Taxes resulting from non-deductible expenses	2,244	112	1,426
Difference in basis of measurement for financial reporting and tax return purposes	(310)	(431)	(3,240)
Taxes in respect of prior years	(7,658)	(1,946)	(5,531)
Other differences, net (**)	(3,077)	(2,728)	(831)
Actual tax expenses	$25,624	$25,313	$17,099
Effective tax rate	12.84%	12.47%	9.66%
(*) Net earnings per share – amounts of the benefit resulting from the Approved and Privileged Enterprises
Basic	$0.51	$0.64	$0.62
Diluted	$0.51	$0.64	$0.62
(**) "Other differences, net" in 2013 includes a benefit of $2,300 resulting from tax rate changes in Israel and other jurisdictions.

I.	FINAL TAX ASSESSMENTS

Final tax assessments have been received by the Company up to and including the tax year 2010 and by certain subsidiaries, for the years 2005 - 2012.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 -    DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair value of the Company’s outstanding derivative instruments as of December 31, 2014 and December 31, 2013 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Derivatives designated as hedging instruments
Foreign exchange contracts	12,528	3,589	39,813	3,924
Cross-currency interest rate swaps	12,730	58,154	4,529	—
	$25,258	$61,743	$44,342	$3,924
Derivatives not designated as hedging instruments
Foreign exchange contracts	1,030	1,411	500	842
	$1,030	$1,411	$500	$842

(*)    Presented as part of other receivables and long-term other receivables.
(**)    Presented as part of other payables and long-term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2014 and December 31, 2013 is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain (loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain (loss) of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Derivatives designated as hedging instruments:
Foreign exchange contracts	$(28,845)	$13,491	$(5,081)	$30,591	$1,039	$(688)
Derivatives not designated as hedging instruments:
Foreign exchange Contracts and other derivatives instruments	$—	$—	$—	$—	$(13,314)	$—

(*)    Presented as part of revenues/cost of revenue.
(**)    Presented as part of financial income (expenses), net

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The annual net effect on earnings from the cross-currency swaps was a loss of approximately $41,153, of which approximately $52,642 was offset against exchange rate difference related to Series A Notes and long-term loans, and approximately $11,489 was offset against interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2014 and December 31, 2013, is summarized below:

	Forward contracts
	Buy		Sell
	December 31,		December 31,
	2014	2013	2014	2013
Euro	$53,154	$60,076	$157,077	$142,451
GBP	7,398	22,432	23,614	19,545
NIS	629,912	20,400	—	—
Other	19,794	32,087	22,832	4,682
	$710,258	$134,995	$203,523	$166,678

Note 20 -    COMMITMENTS AND CONTINGENT LIABILITIES

A.    ROYALTY COMMITMENTS

Elbit Systems and certain Israeli subsidiaries partially finance their research and development expenditures under grant programs sponsored by the Israeli Ministry of Economics Office of Chief Scientist ("OCS") for the support of research and development activities conducted in Israel. At the time the grants were received from the OCS, successful development of the related projects was not assured.

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

Royalties expenses amounted to $7,362, $5,496 and $2,976 in 2014, 2013 and 2012, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

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

At December 31, 2014, the Company had outstanding buy-back obligations totaling approximately $930,000 that extend through 2023.

C.    LEGAL CLAIMS

Elbit Systems and its subsidiaries are involved in legal claims arising in the ordinary course of business.. The Company’s management, based on the opinion of its legal counsel, believes that any financial impact from the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company. The following is a description of significant legal proceedings.

(1)
In January 2015, Elbit Systems of America, LLC and Elbit Systems Land & C4I Ltd. filed a claim for patent infringement in the U.S. District Court for the Eastern District of Texas against Hughes Network Systems, LLC, Black Elk Energy Offshore Operations, LLC, Blue Tide Communications, Inc. and Helms Hotels Group (collectively the defendants). The claim alleges that the defendants infringed the Company's patents relating to "Reverse Link for a Satellite Communications Network" and "Infrastructure for Telephony Network". The claim does not yet specify the amount of damages resulting from the patent infringement.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.    LEGAL CLAIMS (Cont.)

(2)
In November 2012, a claim in the amount of approximately $40,000 regarding a commercial dispute was filed in the District Court of Tel-Aviv – Jaffa by Dr. Baruch Aminov against the Company, a European subsidiary of the Company and two of its officers. The Company believed that there was no merit to the allegations and responded accordingly to the court. During 2013, the plaintiff submitted a motion for exemption from payment of the required court fee. The motion was dismissed by the District Court, and plaintiff's appeal against the decision of the District Court was denied. Accordingly, the claim was dismissed due to plaintiff's non-payment of the court fee. The plaintiff submitted a motion to the Israeli Supreme Court for leave to appeal against the District Court's decision and to obtain an exemption from depositing a guarantee. The Supreme Court rejected plaintiff's motion for exemption to deposit a guarantee, and in April 2014 rejected plaintiff's motion for leave to appeal. This matter is considered closed.

(3)
In November 2012, Elbit Systems and its subsidiary Elop filed a lawsuit against the Government of Israel, for damages and expenses caused in connection with the cancellation of export licenses for a project of a foreign customer. This followed the unsuccessful efforts to reach an appropriate compensatory settlement with the Government of Israel. The approximately $74,000 lawsuit was filed with the District Court of the Central Region of Israel. Elbit Systems attempted on an ongoing basis to mitigate damages caused by the program cancellation through utilization on other programs of assets related to the canceled program. In June 2014, Elop withdrew the lawsuit, and the matter is considered closed.

(4)
In 2009, a claim in the amount of approximately $10,000 was filed in the District Court – Central District of Israel by Pinpoint Advance Corporation (Pinpoint) and four of its founders against an Israeli subsidiary, as well as against one of our officers. Pinpoint is a special purpose acquisition company that was in negotiations with us and other shareholders of another of our Israeli subsidiaries, regarding the sale of shares in that subsidiary during 2008. The transaction was not completed and negotiations were terminated. Pinpoint claims that the agreement was completed and thus entered into effect. Alternatively, Pinpoint claims that our decision not to complete the agreement was made in bad faith, and that under the circumstances Pinpoint and its founders are entitled to pecuniary compensation equal to their rights and entitlements under the alleged breached contract. In October 2014, before the cross-examinations of the plaintiffs’ witnesses was completed, the parties reached a mediation agreement, which was approved by the District Court. According to the mediation agreement, other than one defense witness who will be cross-examined, the parties will not cross-examine any other witnesses or experts, and each party will summarize its main arguments, both in writing and in a court hearing, after which the District Court will render its verdict. Under the mediation agreement, the District Court will rule in favor of the plaintiffs in a sum not lower than NIS 1 million (approximately $257) and not higher than NIS 3 million (approximately $771). Following such ruling the matter will be considered closed.

D.    LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2014, are as follows:

2015	$43,232
2016	40,240
2017	28,507
2018	18,201
2019	13,504
2020 and thereafter (*)	76,727
$220,411

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Lease expenses for the years ended December 31, 2014, 2013 and 2012 amounted to $35,099, $17,074 and $16,466, respectively.

(*)
During 2012, the Company entered into a lease agreement for a new complex with Ogen Yielding Real Estate Ltd. The lease period of the new complex is 15 years that will begin after the conclusion of the construction during 2015. The expected lease fee will be approximately $3,000 per annum.

E.    GUARANTEES

(1)
As of December 31, 2014, guarantees in the amount of approximately $1,254,600 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain advances from customers and performance bonds.

(2)
Elbit Systems has provided, on a basis proportional to its ownership interest, guarantees for three of its investees in respect of credit lines granted to them by banks in the aggregate amount of $6,780 as of December 31, 2014 (2013 - $7,249). The guarantees will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantee for any debt for which the investees would be in default under the terms of the credit lines. The fair value of such guarantees, as of December 31, 2014, was not material.

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

As of December 31, 2014, the Company met all financial covenants.

G.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in international contracts. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2014 and 2013, the purchase commitments were $1,263,000 and $1,166,000, respectively.

H.    FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of $1,254,600 as of December 31, 2014, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

I.	LIEN ON APPROVED ENTERPRISES

A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 18(A)(3)).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 -    SHAREHOLDERS’ EQUITY

A.    SHARE CAPITAL
Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.    2007 STOCK OPTION PLAN

In January 2007, Elbit Systems’ shareholders approved Elbit Systems’ 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by Elbit Systems’ and certain of its subsidiaries’ employees, who are expected to contribute to the Company’s future growth and success. The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options - up to 1,250,000 options exercisable into 1,250,000 shares of Elbit Systems in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options - up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants is granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of an Elbit Systems share during 30 trading days preceding the options grant date. The exercise price of options granted to non-Israeli participants residing in the United States is the fair market value of the share on the day the options were granted.

According to the Plan, the options granted on a certain date (the “Commencement Date”) become vested and exercisable in accordance with the following vesting schedule:

(1)Fifty percent (50%) of the options are vested and exercisable from the second anniversary of the Commencement Date;

(2)An additional twenty-five percent (25%) of the options are vested and exercisable from the third anniversary of the Commencement Date; and

(3)The remaining twenty-five (25%) of the options are vested and exercisable from the fourth anniversary of the Commencement Date.

The options expire no later than five years from the date of grant, subject to the 2011 and 2012 amendments described below.

Elbit Systems granted options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance.

As of December 31, 2014, 96,426 Options were available for future grant under the Plan (regular and cashless).

In 2011, pursuant to an amendment to the Plan, the Company extended the expiration date of certain fully vested options granted under the Plan for one additional year. Such options granted during 2007 expired during 2013. As a result of the amendment, the Company recorded one-time compensation expenses of approximately $980.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

B.    2007 STOCK OPTION PLAN (Cont.)

In 2012, pursuant to an amendment to the Plan, the Company extended the expiration date of certain fully vested options granted under the plan for one additional year, and recorded a one-time compensation expense of approximately $2,400.

C.    STOCK OPTION PLAN ACTIVITY

A summary of Elbit Systems’ share option activity under the stock option plan is as follows:

	2014		2013		2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of the year	267,600	$48.09	1,385,492	$36.95	1,450,890	$37.07
Granted	—	—	21,000	39.60	30,000	35.21
Exercised	(148,974)	48.27	(1,094,592)	33.61	(69,898)	33.19
Forfeited	(14,500)	55.42	(44,300)	53.47	(25,500)	51.83
Outstanding – end of the year	104,126	$46.81	267,600	$48.09	1,385,492	$36.95
Options exercisable at the end of the year	61,220	$50.04	190,300	$50.04	1,271,266	$36.07

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, of that year. This amount changes, based on the market price of the Company’s stock and the average exercise price of in-the-money options. Aggregate intrinsic value of outstanding options as of December 31, 2014 and 2013 amounted to $1,451 and $3,378, respectively. In addition, the total intrinsic value of options exercised for the year ended December 31, 2014 was $1,858. As of December 31, 2014, there was $222 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems’ stock option plan. That cost is expected to be recognized over a weighted average period of two years.

As of December 31, 2014, 103,886 options were vested and expected to be vested at a weighted average exercise price of $46.81 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2014 is approximately one year and their aggregate intrinsic value is approximately $1,447.

D.    OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

The options outstanding as of December 31, 2014, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
$32.99 - $63.85	104,126	1.65	$46.81	61,220	$50.04

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

D.    OUTSTANDING OPTIONS AND COMPENSATION EXPENSES (Cont.)

Compensation expenses related to the 2007 Option Plan amounting to $322, $440 and $3,028 were recognized during the years ended December 31, 2014, 2013 and 2012, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2014	2013	2012
Cost of revenues	$190	$259	$1,785
R&D and marketing expenses	45	62	425
General and administration expenses	87	119	818
	$322	$440	$3,028

E.	WEIGHTED AVERAGE EXERCISE PRICE

The weighted average exercise price and fair value of options granted during the years ended December 31, 2014, 2013 and 2012 were:

	Less than market price Year ended December 31,
	2014 (*)	2013	2012
Weighted average exercise price per share	$—	$39.60	$35.21
Weighted average fair value per share on grant date	$—	$9.74	$8.45

(*) During 2014 there were no grants.

F.	COMPUTATION OF EARNINGS PER SHARE

Computation of basic and diluted net earnings per share:

	Year ended December 31, 2014			Year ended December 31, 2013			Year ended December 31, 2012
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$170,980	42,654	$4.01	$183,417	42,139	$4.35	$167,879	42,190	$3.98

Effect of dilutive securities:
Employee stock options	—	23		—	156		—	87
Diluted net earnings	$170,980	42,677	$4.01	$183,417	42,295	$4.34	$167,879	42,277	$3.97

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

(*) In thousands

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

G.    SHARE REPURCHASE PROGRAM

In September 2011, the Board of Directors authorized the Company to repurchase up to one million of its ordinary shares through September 2012. The repurchases were made from time to time in the open market on the TASE. The repurchase activity depended on factors such as the Company’s working capital needs, its cash requirements, its stock price and economic and market conditions. In 2012, the Company repurchased 759,632 ordinary shares (240,368 in 2011) for approximately $26,006 ($10,101 in 2011). There were no share repurchases made in 2013 or 2014.

H.    2012 PHANTOM BONUS RETENTION PLAN

In August 2012, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Officers (the “Plan”). In August 2013, the Plan was extended to include other officers of the Company.

The Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. As of December 31, 2014, 1,844,632 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $49.10.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $10,402, $5,055 and $312 in the years ended December 31, 2014, December 31, 2013 and December 31, 2012, respectively, as compensation costs related to the phantom bonus units granted under the Plan.

I.    DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 22 -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS:

	Year ended December 31,
	2014	2013	2012
Europe	$460,884	$546,699	$561,142
North America	826,815	860,653	909,395
Israel	638,858	705,683	519,852
Latin America	454,502	282,957	258,761
Asia Pacific	528,802	448,133	568,458
Other	48,387	81,026	70,999
	$2,958,248	$2,925,151	$2,888,607

B.    REVENUES ARE GENERATED BY THE FOLLOWING AREAS OF OPERATIONS:

	Year ended December 31,
	2014	2013	2012
Airborne systems	$1,197,942	$1,133,101	$1,054,468
Land systems	274,896	309,287	374,487
C4ISR systems	1,118,487	1,071,370	1,017,638
Electro-optic systems	265,143	313,904	324,135
Other (*)	101,780	97,489	117,879
	$2,958,248	$2,925,151	$2,888,607

(*)    Mainly non-defense engineering and production services.

C.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year ended December 31,
	2014	2013	2012
IMOD	16%	22%	15%

D.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

	Year ended December 31,
	2014	2013	2012
Israel	$783,290	$833,466	$863,945
U.S.	167,572	180,179	208,309
Other	128,205	137,513	144,594
	$1,079,067	$1,151,158	$1,216,848

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 23 -    RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2014	2013	2012
Total expenses	$267,691	$263,314	$276,458
Less - grants and participations	(39,680)	(42,832)	(43,071)
	$228,011	$220,482	$233,387

Note 24 -    FINANCIAL EXPENSES, NET

	Year ended December 31,
	2014	2013	2012
Expenses:
Interest on long-term bank debt	$(2,828)	$(4,825)	$(7,148)
Interest on Series A Notes, net	(7,954)	(9,715)	(10,787)
Interest on short-term bank credit and loans	(2,787)	(2,444)	(2,528)
Gain (loss) from exchange rate differences, net	(12,516)	(12,307)	126
Other	(24,098)	(11,145)	(9,923)
	(50,183)	(40,436)	(30,260)
Income:
Interest on cash, cash equivalents and bank deposits	1,404	1,035	1,821
Other	1,281	2,091	2,353
	2,685	3,126	4,174
	$(47,498)	$(37,310)	$(26,086)

Note 25 -    OTHER INCOME, NET

	Year ended December 31,
	2014	2013	2012
Capital gain	$—	$855	$—
Other	120	82	78
	$120	$937	$78

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 26 -    RELATED PARTIES' TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2014	2013	2012
Income -
Sales to affiliated companies (*)	$138,380	$116,805	$98,884
Participation in expenses	$1,911	$2,330	$2,063
Cost and expenses -
Supplies from affiliated companies (**)	$10,729	$16,166	$10,908

Balances:	December 31,
	2014	2013
Trade receivables and other receivables (*)	$84,656	$59,889
Trade payables and advances (**)	$17,906	$17,103

The purchases from related parties are made at arm’s length. The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	The significant sales and balances include sales of helmet mounted cueing systems purchased from the Company by 50%-owned subsidiaries of ESA.

(**)
Includes electro-optics components and sensors, purchased by the Company from a 50%-owned Israeli partnership, and electro-optics products purchased by the Company from another 50%-owned Israeli subsidiary.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Balance at End of Period
Year ended December 31, 2014:
Provisions for Losses on Long-Term Contracts (*)	140,259	37,124	41,835	135,548
Provisions for Claims and Potential Contractual Penalties and Others	9,208	820	2,471	7,557
Allowance for Doubtful Accounts	7,117	1,125	797	7,445
Valuation Allowance on Deferred Taxes	9,358	675	4,609	5,424

Year ended December 31, 2013:
Provisions for Losses on Long-Term Contracts (*)	129,215	38,928	27,884	140,259
Provisions for Claims and Potential Contractual Penalties and Others	6,846	2,561	199	9,208
Allowance for Doubtful Accounts	9,128	—	2,011	7,117
Valuation Allowance on Deferred Taxes	4,372	6,162	1,176	9,358

Year ended December 31, 2012:
Provisions for Losses on Long-Term Contracts (*)	196,980	32,996	100,761	129,215
Provisions for Claims and Potential Contractual Penalties and Others	8,236	648	2,038	6,846
Allowance for Doubtful Accounts	6,861	2,865	598	9,128
Valuation Allowance on Deferred Taxes	1,302	4,240	1,170	4,372

*
An amount of $64,065, $76,017 and $72,045 as of December 31, 2012, 2013 and 2014, respectively, is presented as a deduction from inventories, and an amount of $65,150, $64,242 and $63,503 as of December 31, 2012, 2013 and 2014, respectively, is presented as part of other payables and accrued expenses.

S-1