Form 20-F
period 2015-12-31
ELBIT SYSTEMS LTD
filed 2016-03-22
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2015
Commission File No. 0-28998

ELBIT SYSTEMS LTD.
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

Advanced Technology Center, Haifa 3100401, Israel
(Address of principal executive offices)

Joseph Gaspar
c/o Elbit Systems Ltd.
P.O. Box 539
Advanced Technology Center
Haifa 3100401
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,730,068 Ordinary Shares

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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
The name "ELBIT SYSTEMS," and our logo, brand, product, service and process names appearing in this document, are the trademarks of the Company or our affiliated companies. All other brand, product, service and process names appearing in this document are the trademarks of their respective holders and appear for informational purposes only.  Reference to or use of any third party mark, product, service or process name herein does not imply any recommendation, approval, affiliation or sponsorship of any product or service of that mark. product, service or process name. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of the Company or any of our affiliated companies.

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

Forward-looking statements contained herein generally are identified by the words “believe”, “project”, “expect”, “will likely result”, “strategy”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” and similar expressions, and the negatives thereof. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions, are not guarantees of future performance and involve certain risks and uncertainties, the outcomes of which cannot be predicted. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation:

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

Item 3.    Key Information.

Selected Financial Data

The following selected consolidated financial data of the Company as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 are derived from our audited consolidated financial statements, including our audited consolidated financial statements as of December 31, 2014 and 2015, and for each of the years ended December 31, 2013, 2014 and 2015, which appear in Item 18 in this annual report on Form 20-F. You should read the audited consolidated financial statements appearing in Item 18 together with the selected financial data set forth below. (For non-GAAP financial data see Item 5. Operating and Financial Review and Prospects – Non-GAAP Financial Data.)

	Years Ended December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in millions, except for per share amounts)
Income Statement Data:
Revenues	$2,817.5	$2,888.6	$2,925.2	$2,958.2	$3,107.6
Cost of revenues	2,085.5	2,072.7	2,100.3	2,133.2	2,210.5
Gross profit	732.0	815.9	824.9	825.0	897.1
Research and development expenses, net	241.1	233.4	220.5	228.0	243.4
Marketing and selling expenses	235.9	241.9	235.5	216.5	239.4
General and administrative expenses	139.3	137.5	129.5	139.6	145.7
Gain from changes in holdings	—	—	—	(6.0)	—
Total operating expenses	616.3	612.8	585.5	578.1	628.5
Operating income	115.7	203.1	239.4	246.9	268.6
Financial expenses, net	(13.6)	(26.1)	(37.3)	(47.5)	(20.2)
Other income, net	1.9	0.1	0.9	0.1	0.2
Income before taxes on income	104.0	177.1	203.0	199.5	248.6
Taxes on income	13.6	17.1	25.3	25.6	46.2
Equity in net earnings of affiliated companies and partnerships	15.4	11.2	13.0	5.5	4.5
Net income from continuing operations, net	105.8	171.2	190.7	179.4	206.9
Income (loss) from discontinued operations, net	(16.0)	(0.6)	0.7	—	—
Net income	89.8	170.6	191.4	179.4	206.9
Less: net income (loss) attributable to non-controlling interests	0.5	(2.6)	(8.0)	(8.4)	(4.4)
Income attributable to Elbit Systems’ shareholders	$90.3	$168.0	$183.4	$171.0	$202.5
Earnings per share:
Basic net earnings per share
Continuing operations	$2.33	$3.99	$4.34	$4.01	$4.74
Discontinued operations	(0.22)	(0.01)	0.01	—	—
Total	$2.11	$3.98	$4.35	$4.01	$4.74
Diluted net earnings per share
Continuing operations	$2.31	$3.98	$4.33	$4.01	$4.74
Discontinued operations	(0.22)	(0.01)	0.01	—	—
Total	$2.09	$3.97	$4.34	$4.01	$4.74

	As of December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in millions, except for per share amounts)
Balance Sheet Data:
Cash, cash equivalents, short-term bank deposits and marketable securities	$224	$265	$265	$306	$332
Working capital	236	375	561	626	645
Long-term deposits, marketable securities and other receivables	12	19	53	18	16
Long-term trade and unbilled receivables	163	230	243	213	152
Property, plant and equipment, net	518	501	481	442	450
Total assets	3,721	3,811	3,933	4,021	4,127
Long-term debt	302	174	224	221	166
Series A Notes, net of current maturities	235	409	378	294	227
Capital stock	245	249	268	272	274
Elbit Systems shareholders’ equity	898	1,017	1,177	1,227	1,394
Non-controlling interests	29	34	17	12	8
Total equity	928	1,051	1,194	1,239	1,402
Number of outstanding ordinary shares of NIS 1 par value (in thousands)	42,608	41,882	42,587	42,685	42,730
Dividends paid per ordinary share with respect to the applicable year	$1.44	$1.20	$1.20	$1.28	$1.44

Risk Factors

General Risks Related to Our Business and Market

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DoD) and authorities of various countries, pursuant to contracts awarded to us under defense and homeland security-related programs. The funding of these programs could be reduced or eliminated due to numerous factors, including geo-political events and macro-economic conditions that are beyond our control. Reduction or elimination of government spending under our contracts would cause a negative effect on our revenues, results of operations, cash flow and financial condition.

Certain of our contracts may be terminated for convenience of the customer. Our contracts with governments often contain provisions permitting termination for convenience of the customer. Our subcontracts with non-governmental prime contractors sometimes contain similar provisions permitting termination for the convenience of the prime contractors. In a minority of contracts with such customers, an early termination for convenience would not entitle us to reimbursement for a proportionate share of our fee or profit for work still in progress.

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

We face currency exchange risks. We generate a substantial amount of our revenues in currencies other than the U.S. dollar (our financial reporting currency), mainly New Israeli Shekels (NIS), Great Britain Pounds (GBP), Euros, Brazilian reals, Australian dollars and Indian rupees, and we incur a substantial amount of our expenses in currencies other than the U.S. dollar, mainly NIS. To the extent we derive our revenues or incur our expenses in currencies other than the U.S. dollar, we are subject to exchange rate fluctuations between the U.S. dollar and such other currencies. For example, we could be negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Certain currency derivatives we use to hedge against exchange rate fluctuations may not fully protect against sharp exchange rate fluctuations over short time periods. In addition, our international operations expose us to the risks of price controls, restrictions on the conversion or repatriation of currencies, or even devaluations or hyperinflation in the case of currencies issued by countries with unstable economies. All of these currency-related risks could have a material adverse effect on our financial condition and financial results. (See below “Risks Related to Our Israeli Operations – Changes in the U.S. Dollar – NIS Exchange Rate” and Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates.)

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

We face risks of cost overruns in fixed-price contracts. Most of our contracts are fixed-price contracts, under which we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk of adverse effects on our financial performance from such increased or unexpected costs can be particularly significant under a fixed-price contracts for which we recognize profit or loss on a “percentage-of-completion” basis, and for which changes in estimated gross profit/loss are recorded on a "cumulative catch-up basis." (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2(T) (Significant Accounting Polities - Revenue Recognition).) The costs most likely to fluctuate under our fixed price contracts relate to internal design and engineering efforts. However, we do not believe changes in the market costs of particular commodities that may be used in the production of our products are likely to present a material risk to our costs.To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which would have a negative effect on our results of operations, financial position and cash flow.

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

Undetected problems in our products could impair our financial results and give rise to potential product liability claims. If there are defects in the design, production or testing of our or our subcontractors’ products and systems,including our products sold for public safety purposes in the homeland security area, we could face substantial repair, replacement or service costs, potential liability and damage to our reputation. In addition, we must comply with regulations and practices to prevent the use of parts and components that are considered as counterfeit or that violate third party intellectual property rights. We may not be able to obtain product liability or other insurance to fully cover such risks, and our efforts to implement appropriate design, testing and manufacturing processes for our products or systems may not be sufficient to prevent such occurrences, which could have a material adverse effect on our business, results of operations and financial condition.

Our future success depends on our ability to develop new offerings and technologies. The markets we serve are characterized by rapid changes in technologies and evolving industry standards. In addition, some of our systems and products are installed on platforms that may have a limited life or become obsolete. Unless we develop new offerings or enhance our existing offerings we may be susceptible to loss of market share resulting from the introduction of new or enhanced offerings by competitors. Accordingly, our future success will require that we:

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

We will need to invest significant financial resources to pursue these goals, and there can be no assurance that adequate financial resources will continue to be available to us for these purposes. We may experience difficulties that delay or prevent our development, introduction and marketing of new or enhanced offerings, and such new or enhanced offerings may not achieve adequate market acceptance. Moreover, new technologies or changes in industry standards or customer requirements could render our offerings obsolete or unmarketable. Our customers frequently require demonstration of working prototypes prior to awarding contracts for new programs or require short delivery schedules which may cause us to purchase long-lead items or material in advance of receiving the contract award. Moreover, due to the design complexity of our products, we may experience delays in developing and introducing new products. Such delays could result in increased costs and development efforts, deflect resources from other projects or increase the risk that our competitors may develop competing technologies that gain market acceptance in advance of our products. If we fail in our new product development efforts, or our products or services fail to achieve market acceptance more rapidly than the products or services of our competitors, our ability to procure new contracts could be negatively impacted, which would negatively impact our results of operations and financial condition.

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

A security breach or disruption or failure in a computer system could adversely affect us. Our operations depend on the continued and secure functioning of our computer and communications systems and the protection of information stored in computer databases maintained by us and, in certain circumstance, by third parties. Such systems and databases are subject to breach, damage, disruption or failure from, among other things, cyber attacks and other unauthorized intrusions, power losses, telecommunications failures, earthquakes, fires and other natural disasters.

We have been subject to attempted cyber attacks, and face ongoing threats to our computer and communications systems and databases of unauthorized access, computer hackers, computer viruses, malicious code, cyber crime, organized cyber attacks and other security problems and system disruptions. In particular, we may be targeted by experienced computer programmers and hackers (including those sponsored by foreign governments) who may attempt to penetrate our cyber security defenses and damage or disrupt our computer and communications systems and misappropriate or compromise our intellectual property or other confidential information or that of our customers. We devote increasingly significant resources to maintain and upgrade the security of our systems and databases. However, despite our efforts to secure our systems and databases, events of this nature may still result in system failures, loss of intellectual property and interruptions in our operations, which could have a material adverse effect on our business, financial condition and results of operations.

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

We sometimes participate in risk-sharing contracts. We sometimes participate in “risk-sharing” type contracts, in which our non-recurring costs, and in some cases costs that are capitalized as pre-contract costs, are only recoverable if there is a sufficient level of sales for the applicable product, which level of sales typically is not guaranteed. If sales do not occur at the level anticipated, we may not be able to recover our non-recurring costs under the contract.

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

•
certain of our newly acquired operating subsidiaries in various countries could be subject to more restrictive regulations by the local authorities after our acquisition, including regulations relating to foreign ownership of, and export authorizations for, local companies.

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

Risks Related to Our Israeli Operations

Conditions in Israel may affect our operations. Political, economic and military conditions in Israel and the Middle East directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. An ongoing state of hostility, varying in degree and intensity has caused security and economic problems for Israel. We cannot predict whether or when such armed conflicts or other hostilities may occur or the extent to which such events may impact us. For a number of years there have been continuing hostilities between Israel and the Palestinians. This includes hostilities with the Islamic movement Hamas in the Gaza Strip, which have adversely affected the peace process and at times resulted in armed conflicts. Such hostilities have negatively influenced Israel’s economy as well as impaired Israel's relationships with several other countries. Israel also faces threats from Hezbollah militants in Lebanon, from ISIS and rebel forces in Syria, and from various other countries in the Middle East region, including the government of Iran, which is believed to be developing nuclear weapons and influences extremists groups such as Hamas and Hezbollah. Moreover, some of Israel's neighboring countries have recently undergone or are undergoing significant political changes. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel, with Israeli companies or with Israeli-owned companies operating in other countries. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. See above “General Risks Related to Our Business and Market.” There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

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

The worldwide defense and homeland security markets have been characterized in recent years by consolidation and merger and acquisition activities. Part of our growth strategy includes our continued activity in mergers and acquisitions both in Israel and internationally. The Company’s structure enables us to benefit from the synergy of our overall capabilities while at the same time focus on local requirements.

Company History

We have many decades of operational experience. Our predecessor Elbit Ltd. was incorporated in Israel in 1966 as Elbit Computers Ltd. Elbit Systems was formed in 1996, as part of the Elbit Ltd. corporate demerger, under which Elbit Ltd.’s defense related assets and business were spun-off to us. From its founding in 1966 until the demerger, Elbit Ltd. was involved in a wide range of defense-related airborne, land, naval and C4I programs throughout the world. We continue these activities today, together with the activities of companies we have acquired and activities relating to newly developed areas, as the largest non-government-owned defense company in Israel. Several of our subsidiaries in Israel and around the world have decades of experience in their respective markets. Our companies have collectively been awarded the Israel Defense Prize eleven times, recognizing extraordinary contributions to defense technological innovations.

Elbit Systems Ltd. is a corporation domiciled and incorporated in Israel where we operate in accordance with the provisions of the Israeli Companies Law – 1999 (the Companies Law).

Trading Symbols and Address

Our shares are traded on the Nasdaq National Market (Nasdaq), as part of the Nasdaq Global Select Market, under the symbol “ESLT” and on the Tel-Aviv Stock Exchange (TASE).

Our main offices are in the Advanced Technology Center, Haifa 3100401, Israel, and our main telephone number at that address is (972-4) 8315315. Our website home page is www.elbitsystems.com. We make our website content available for informational purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference in this annual report on Form 20-F.

Our principal offices in the United States are the headquarters of Elbit Systems of America, LLC at 4700 Marine Creek Parkway, Fort Worth, Texas 76179-6969, and the main telephone number at that address is 817-234-6799.

Revenues

The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2013, 2014 and 2015:

	2013	2014	2015
	(U.S. dollars in millions)

Airborne systems	$1,133	$1,198	$1,226
Land systems	309	275	559
C4ISR systems	1,071	1,118	995
Electro-optic systems	314	265	232
Other (mainly non-defense engineering and production services)	97	102	96
Total	$2,925	$2,958	$3,108

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2013, 2014 and 2015:

	2013	2014	2015

Israel	24%	22%	20%
North America (U.S. and Canada)	29%	28%	27%
Europe	19%	16%	16%
Latin America	10%	15%	10%
Asia-Pacific	15%	18%	26%
Others	3%	2%	1%

Subsidiary Organizational Structure

Our beneficial ownership interest in our significant subsidiaries and investees is set forth in Exhibit 8 to this annual report. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

The following is a general description of our significant subsidiaries.

U.S. Subsidiaries

Elbit Systems of America

We conduct most of our U.S. business through Elbit Systems of America, LLC (Elbit Systems of America), a wholly-owned Delaware limited liability company, and its major wholly-owned subsidiaries including: EFW Inc. (EFW), Kollsman, Inc. (Kollsman), KMC Systems, Inc. (KMC), International Enterprises, LLC (IEI), M7 Aerospace LLC (M7) and Real-Time Laboratories, LLC (RTL). Elbit Systems of America provides products and systems solutions focusing on U.S. military, commercial aviation, homeland security and medical instrumentation customers. Elbit Systems of America is organized along a number of main business lines operating out of several primary operational facilities. The major business lines include Airborne Solutions, Sensors and Fire Control Solutions, Sustainment and Support Solutions, Commercial Aviation – Kollsman and Medical Instruments – KMC Systems. Elbit Systems of America’s main operation centers include its facilities in Fort Worth, Texas; San Antonio, Texas; Merrimack, New Hampshire; Talladega, Alabama; and Boca Raton, Florida. Elbit Systems of America also owns 50% of Rockwell Collins ESA Vision Systems LLC and Vision Systems International LLC, which are U.S. companies jointly-owned with Rockwell Collins Inc. and which are engaged in the area of helmet mounted display systems for fixed-wing military and para-military aircraft.

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

Elbit Systems of America, Elbit Systems and intermediate Delaware holding company subsidiaries are parties to a Special Security Agreement (SSA) with the DoD. The SSA provides the framework for controls and procedures to protect classified information, controlled unclassified information and export controlled data. The SSA allows the Elbit Systems of America companies to participate in classified U.S. government programs even though, due to their ownership by Elbit Systems, the Elbit Systems of America companies are considered under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of Elbit Systems of America’s board of directors was permanently established to supervise and monitor compliance with Elbit Systems of America’s export control and national security requirements. The SSA also requires Elbit Systems of America’s board of directors to include outside directors who have no other affiliation with the Company. Elbit Systems of America’s board of directors also includes an officer of Elbit Systems of America and up to two inside directors, who have other affiliations with the Company. The SSA requires outside directors and officers of the Elbit Systems of America companies who are directors, and certain other senior officers, to be U.S. resident citizens and eligible for DoD personal security clearances.

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

Elisra. Elbit Systems EW and SIGINT – Elisra Ltd. (Elisra) is a wholly-owned Israeli subsidiary, with headquarters in Holon, Israel. Elisra provides a wide range of electronic warfare (EW) systems, signal intelligence (SIGINT) systems and C4ISR technological solutions for the worldwide market.

CYBERBIT. CYBERBIT Ltd. (CYBERBIT) is a wholly-owned Israeli subsidiary, with headquarters in Raanana, Israel. CYBERBIT, which initiated activities in 2015, provides a range of solutions in the areas of intelligence monitoring and interception, investigation and knowledge management, open source intelligence (OSINT), tactical SIGINT interception, cyber security and cyber training and simulation for defense, homeland security and commercial customers.

Others Subsidiaries

We have several other smaller subsidiaries and investee companies in Israel, Europe, North America, South America, Asia and Australia that conduct marketing, engineering manufacturing, logistic support and other activities, principally in the subsidiary’s local market.

Recent Acquisitions, Mergers and Divestitures

During 2015 and the beginning of 2016, we continued to invest resources in merger and acquisition activities. During 2015, we completed two acquisitions in Israel, including the acquisition of the Cyber and Intelligence division of Nice Systems Ltd. See Item 18. Financial Statements - Note 1(E). We also continued to invest in complimentary technologies in Israel and other countries. In February 2016, we initiated activities of our U.K. joint venture, Affinity Flying Services Limited, which is 50% owned by Kellogg, Brown and Root Limited. We also continued to expand joint venture activities in other markets. In addition, we continued the process of divesting non-core assets in Israel and other countries. We continue to actively pursue acquisition and investment opportunities that meet our strategic goals and acquisition criteria in key markets.

During 2015 and 2016, the Company has been participating as a potential purchaser in the tender process being administered by the Israeli government for the sale of most of the assets of IMI Systems (formerly Israel Military Industries Ltd.) As of the date of this annual report, Elbit Systems was the sole remaining bidder in the tender. However, the tender process has not been completed, and there is no assurance that the Company will be able to finalize the transacton contemplated by the tender.

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

Military Aircraft and Helicopter Systems

We supply advanced airborne systems and products to leading military aircraft manufacturers and end users designed to enhance operational capabilities and extend aircraft life cycles. Our airborne systems provide a range of solutions from a single sensor to an entire cockpit avionics suite. We integrate our systems on fixed and rotary-wing, eastern and western, new and mature aircraft. Under our aircraft and helicopter upgrade programs, we integrate advanced electronic, communication, navigation, electro-optic and EW systems. We support life cycle extension of our customers’ fleets and supply logistic support services for airborne platforms, including repair and maintenance centers, training and spare parts.

Our military fixed-wing aircraft and helicopter systems and products includes a broad range of avionic systems, such as integrated flight deck systems, mission management computers, displays, digital maps and digital recorders. Our portfolio also includes airborne electro-optic systems such as head-up displays, airborne intelligence gathering systems such as SkEye WAPS™ (wide area persistent video surveillance), precision guidance systems and aircraft structural components. It also includes a range of aircraft tactical, virtual, appended and embedded trainers and simulators.

Our programs for military fixed-wing aircraft and helicopters encompass full scale aircraft upgrades, system upgrades, system and product supply, training, simulators and logistic support. The customers and end users for our military fixed-wing aircraft and helicopter programs include a wide range of air forces and other governmental defense and homeland security forces worldwide, as well as major fixed-wing aircraft and helicopter manufacturers.

Helmet Mounted Systems

We design and supply advanced helmet mounted systems (HMS), including helmet mounted displays (HMDs) for fixed-wing aircraft and rotary aircraft pilots. These systems and displays include tracking and display systems, both for day and night flying. Our systems measure the pilot’s line-of-sight, slave applicable systems to the target, identify target location and bring displays to the pilot’s eye level. We supply our HMS as part of our upgrade programs as well as on a stand-alone basis. Through our jointly-owned companies with Rockwell Collins, (see above “Significant Subsidiaries – Elbit Systems of America”), we are a leader in HMS for fighter aircraft.

Our portfolio of helmet mounted systems for fixed-wing aircraft includes the HMS for the F-35 Joint Strike Fighter, the Joint Helmet Mounted Cueing System (JHMCS), the TARGO™ family of helmet mounted avionics, the Display and Sight Helmet (DASH) family and the Night Vision Cueing Display (NVCD) system. Our HMS for helicopters include the Aviator Night Vision Imaging System Head-Up Display (ANVIS/HUD™) family, the Integrated Helmet and Display Sight System (IHADSS), Helmet Display Tracker Systems (HDTS), the Panoramic Night Vision Google (PNVG), as well as low visibility landing solutions such as the BrightNite™ system. We are engaged in a range of programs for HMS for fixed-wing aircraft and helicopters. Customers and end users for our HMS include numerous air forces and other governmental defense and homeland security forces worldwide, as well as aircraft and helicopter manufacturers.

Commercial Aviation Systems and Aerostructures

We provide a range of systems and products for the commercial and business aviation market. These activities mainly include vision-based cockpit concept systems, other avionics systems, electrical systems and aerostructure products. Our commercial avionics systems are employed on fixed-wing aircraft and commercial helicopters. Our aerostructure products are installed on commercial aircraft.

Our portfolio of systems in the commercial aviation area includes vision-based cockpit systems such as ClearVision™, Skylens™, EVS II and EVS-SP multi-spectral enhanced vision systems (EVS) and our Landing™ system. It also includes full avionic suites for commercial helicopters and air data test equipment and air data processor/sensor systems and flight instrumentation for the general avionics market. Our aerostructure products for commercial aviation include pressurized and non-pressurized doors, composite beans and winglets. Customers for our commercial and business aviation systems and products and aerostructures products include major aircraft manufacturers and aircraft operators around the world.

UAS (Unmanned Aircraft Systems) and USVs (Unmanned Surface Vessels)

We design and supply integrated UAS for a range of applications. We design and manufacture a variety of UAS platforms, including the Hermes™ 900, 450 and 90 family and the Skylark™ family of UAS. We supply UAS training systems with capabilities to simulate payload performance, malfunctions and ground control station operation. We design and supply command and control ground station elements, engines, data links, stabilized electro-optic payloads and electronic intelligence (ELINT) and communications intelligence (COMINT) payloads that can be adapted for various types of UAS. Our UAS technology has also been applied to our USV activities, where we are developing USVs for a range of naval applications.

We perform development, supply, lease and support services and training activities relating to UAS. Customers for our UAS include armed forces and other governmental organizations around the world.

Electro-Optic and Countermeasures Systems

We design and manufacture electro-optic-based solutions for space, air, land and sea applications. Our electro-optic products include laser and thermal imaging systems, head-up displays, countermeasure systems and ISR systems, including payloads for space, airborne, naval and land-based missions. Our products in this area also include ground integrated sights and homeland security solutions. We are one of the few companies in the world that has engineering capability and facilities in-house in all major areas of electro-optics. Also, in the space area, we maintain in-house Israel’s national space electro-optics infrastructure.

Our portfolio of electro-optic systems and products includes forward looking infrared (FLIR) systems for night observation, including our CORAL and Long View families of thermal imagers, laser designators (such as Rattler™), laser range-finders and laser radars. The portfolio also includes stabilized payloads, including our Compact Multi-Purpose Advanced Stabilized Systems (COMPASS™) family, and electro-optic-based ISR systems such as the CONDOR™ 2-EO/IR Long-Range Oblique Photography (LOROP) system and the LORROS™ (Long-Range Reconnaissance and Observation System). Our electro-optic-based directional IR countermeasure (DIRCM) systems include our Multi-Spectral Infrared Countermeasure System (MUSIC™) family. We also supply panchromatic and multi-spectral cameras and telescopes for space applications. In the homeland security area our electro-optic products and systems include surveillance systems, facility perimeter security products, electronic fences, fiber optic intrusion detection systems and transportation protection systems. Our customers include armed forces of numerous governments, major defense contractors and homeland security and critical infrastructure authorities. We also supply our DIRCM systems to owners of VIP aircraft.

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

Our portfolio of systems and products for land vehicles includes fire control systems, electric gun and turret drive systems, laser warning and threat detection systems, manned and unmanned turrets, remote controlled weapon stations (for land and naval platforms), unmanned ground vehicles, combat vehicle C4I systems, targeting systems, artillery gun and mortar systems, mortar ammunition, driver thermal vision systems, life support systems, auxiliary power units and hydraulic systems. We are engaged in land vehicle systems programs, from comprehensive vehicle modernization programs, to stand-alone system supply to vehicle manufacturers to life cycle support programs. Customers for our land vehicle systems include armed forces and homeland security agencies, as well as major military vehicle manufacturers around the world.

C4I Systems

We provide net-centric compatible solutions for land-based C4I systems ranging from target acquisition, to battle management to communication systems. We supply our advanced land-based C4I systems as part of turn-key solutions as well as on a stand-alone basis. Our solutions cater to all types of land combatant and homeland security forces and first responders, and can be integrated into military and other types of vehicles. Providing comprehensive net-centric solutions for low intensity conflicts and counter-terror activities, our systems connect intelligence data to combat and homeland security forces via C4I networks and mobile command and control posts and support “terrain dominance”. Our integrated infantry systems provide infantry units with C4ISR, field intelligence, urban warfare and peacekeeping capabilities. We also have access to a full range of radio and military communications solutions.

Our portfolio of systems and products in the land C4I area includes Digital Army "system of systems" for net-centric operational effectiveness and connectivity throughout all land forces echelons. Our portfolio also includes battle management systems, artillery C4I systems, observation and ground reconnaissance systems, enhanced tactical computers and ruggedized personal data assistants, MapCore™ software design kit for mapping capabilities, ground smart display units, military IT systems and tactical battle company training systems. Our ground communications portfolio includes HF, VHF and UHF radio and communication systems and products, based in part of the Tadiran product line, software defined radios, integrated radio communication systems, satellite-on-the-move solutions and tactical radio power amplifiers. Our radio and communications portfolio enables deployment of a full military network for the complete range of scenarios and terrain. In the homeland security area, we supply integrated and coastal border C4I surveillance systems, our Wide Bridge(TM) broadband communication system, cyber protection systems, border control systems, "safe city" systems and homeland security and emergency response training and simulation systems. We perform a broad range of C4I battle management systems, soldier mounted systems and radio and communications programs with land-based applications. Our customers include ground forces and governmental agencies worldwide.

EW and SIGINT Systems

We supply multi-spectral EW self-protection suites and systems for airborne, ground and naval platforms, including advanced electronic countermeasure (ECM) systems for radar, missiles and communication and electronic support measure, (ESM) solutions, including missile warning systems, laser warning systems and radar warning receivers. We also furnish SIGINT systems, including ELINT, COMINT and direction finding systems, designed for air, ground and naval platforms and applications.

Our portfolio in the EW and SIGINT areas includes protection, intelligence and communications solutions for air, ground and naval applications. We offer EW self-protection suites, including radio frequency, radar warning receivers and laser warning systems, for all airborne platform types. We also offer IR-based missile warning systems for advanced combat aircraft as well as for other fixed-wing and rotor platforms. In addition, we provide ESM for threat identification. We also provide SIGINT systems for tactical and strategic intelligence gathering including ELINT and ECM for naval, ground and airborne applications, COMINT and communication jamming systems, counter improvised explosive devices jamming systems for ground forces and cyber protection capabilities. We also supply radar solutions, data links and video dissemination systems and search and rescue systems for pilots and rescue teams. In addition, we develop the command and control system for anti-ballistic missiles, including the Arrow missile program and the David Sling anti-missile defense program, and are the developer of the core of the Israel Test Bed simulator for ballistic missile defense systems. Customers for our EW, SIGINT and COMINT systems include governmental armed forces and homeland security agencies as well as major defense contractors.

Intelligence and Cyber Systems

In 2015, we reorganized our intelligence and cyber systems activities under CYBERBIT. In the intelligence area we provide our WIT™ (Wise Intelligence Technology) intelligence and knowledge management IT systems and also cyber collection solutions such as PSS (for collection from personal computers) and OSINT solutions (for collection from the worldwide web) as well as interception systems based on our TARGET360 interception product. In the cyber defense area we supply integrated cyber protection solutions, such as CyberShield, including an end point detection and response - AnD product, a SCADA protection product, a mitigation and response - MnR product and a training and simulation product - TnS.
CYBERBIT's customers include governmental, intelligence, homeland security and law enforcement authorities as well as commercial customers.
Various Commercial Activities

We are engaged in a range of technologies for commercial applications and activities. Our current commercial activities, in addition to the activities described under “Commercial Aviation Systems and Aerostructures”, "Intelligence and Cyber Systems" and elsewhere above, include, among others, medical diagnostic equipment (through Elbit Systems of America's KMC Systems subsidiary), automotive night vision enhancement equipment, smart glasses for sports applications and super capacitor energy sources and fuel cells for transportation applications.

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel(1)	U.S.(2)	Other Countries(3)

Owned	2,163,000 square feet	714,000 square feet	891,000 square feet
Leased	1,972,000 square feet	640,000 square feet	308,000 square feet

(1)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems and our various wholly-owned Israeli subsidiaries.

(2)
Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, Florida, Alabama and Virginia. Elbit Systems of America’s facilities in Texas, New Hampshire and Alabama are located on a total of approximately 129 acres of land owned by Elbit Systems of America. A portion of the premises leased by Elbit Systems of America are subleased to a third party.

(3)	Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America and Asia-Pacific.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $85 million. We believe that our current facilities are adequate for our operations as now conducted.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2015, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense products, military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. government under the U.S. International Traffic in Arms Regulations (ITAR). Such approvals are typically in the form of an export license or a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli and other non-U.S. entities are also required to obtain such export licenses and TAAs. Such approvals apply to U.S. origin data required by our non-U.S. entities to perform work for U.S. programs. Licenses are also required for Israeli nationals assigned to work in defense-related technical areas at our U.S. affiliated companies. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. Pursuant to recent export control reform initiatives in the U.S., a greater part of Elbit Systems of America’s and our U.S. suppliers' activities are becoming subject to control under the Export Administration Act "dual use" regulations. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Other governments’ export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers’ governments.

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

“Buy American” Laws. The U.S. “Buy American” laws impose price differentials or prohibitions on procurement of products purchased under U.S. government programs. The price differentials or prohibitions apply to products that are not made in the United States or that do not contain U.S. components making up at least 50% of the total cost of all components in the product. However, a Memorandum of Agreement between the United States and Israeli governments waives the Buy American laws for specified products, including most of the products currently sold in the United States by Elbit Systems and our Israeli subsidiaries.

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

Procurement Regulations. Solicitations for procurements by governmental purchasing agencies in Israel, the United States and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest, corruption, human trafficking and conflict minerals in the procurement process. Such regulations also include provisions relating to information assurance and for the avoidance of counterfeit parts in the supply chain.

Anti-Bribery Regulations. We conduct operations in a number of markets that are considered high risk from an anti-bribery compliance perspective. Laws and regulations such as the Israel Penal Code, the Organization for Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and corresponding legislation in other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process. Israeli defense exporters, such as Elbit Systems, are required to maintain an anti-bribery compliance program, including specific procedures, record keeping and training.

Audit Regulations. The IMOD audits our books and records relating to its contracts with us. Our books and records and other aspects of projects related to U.S. defense contracts are subject to audit by U.S. government audit agencies. Such audits review compliance with government contracting cost accounting and other applicable standards. If discrepancies are found this could result in a downward adjustment of the applicable contract’s price. Some other customers have similar rights under specific contract provisions.

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

Private Finance Initiatives (PFI). Some of our projects operate under PFI financing arrangements where we provide long-term financing arrangements or facilities, with the repayment generally made based on the project’s cash flow. PFI projects can be structured in several ways. PFI projects may require us to pledge project-related equity and enter into relatively complex financial and other agreements. Such financing is usually medium or long-term and may be raised either through banks or institutional lenders and carries various financial risks and exposures. In addition, PFI projects may require us to draw upon our equity base and borrowing capacities and may significantly effect our liquidity and increase the Company's financial leverage. In recent years we were involved in several PFI-type projects in Israel, and we expect to participate in future PFI contracts both in Israel and other countries.

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

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under Israeli government contracts. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 25% of our revenues in 2015 was dependent on products incorporating technology that a government customer may disclose to third parties. When the Israeli government funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

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

We perform R&D projects to produce new systems for the IMOD and other customers. We also are engaged in R&D activities with academic and governmental research institutions. These projects give us the opportunity to develop and test emerging technologies. We develop tools for fast prototyping for both the design and development process. Fast prototyping permits the operational team members to effectively specify requirements and to automatically transfer them into software code.

Our R&D projects relate to defense, homeland security and commercial applications. Examples of our ongoing R&D projects include those for advanced sensors and sensing arrays; unmanned platforms and automation; connectivity, including information extraction and processing, data fusion capabilities and cutting edge radios and communication systems; advanced avionics; helmet mounted systems; cyber-related systems; and real-time training and simulation systems. We also are engaged in long-term investments in science and technology infrastructure and building blocks, often in collaboration with academic bodies. This includes activities in areas such as miniturization, specialized materials, digital signal processing, image processing, machine learning and Big Data. We employ thousands of software, hardware and systems engineers. In addition, most of our program and business line managers have engineering backgrounds. More than 50% of our total workforce is engaged in research, development and engineering.

Our customers, the Israel Ministry of Economy's Office of the Chief Scientist and other R&D granting authorities sometimes participate in our R&D funding. We also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2013, 2014 and 2015.

	2013	2014	2015
	(U.S. dollars in millions)
Total Investment	$263.3	$267.7	$277.8
Less Participation*	(42.8)	(39.7)	(34.4)
Net Investment	$220.5	$228.0	$243.4

*	See above – “Government Rights in Data” and see below – “Conditions in Israel – Office of Chief Scientist (OCS) and Investment Center Funding.”

Manufacturing

We manufacture and assemble our systems and products at our operational facilities in Israel, the U.S., Europe and Brazil, and at the facilities of certain of our subsidiaries in other countries. These facilities contain warehouses, electronic manufacturing areas, mechanical workshops, final assembly and test stations with test equipment. We also have supporting infrastructure including fully automated surface mount technology lines and clean rooms for electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply. A number of our manufacturing activities are provided on a shared services basis by several of our in-house centers of excellence.

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

Environmental Compliance

As part of overall Company policy, we are committed to environmental, health and safety standards in all aspects of our operations. This includes all regulatory requirements as well as ISO 14001 compliance. We also conduct a number of measures on an ongoing basis to promote environmentally friendly operational practices, including measures to reduce electrical, fuel and water consumption. There are no material environmental issues that affect the Company’s use of our facilities. See also "Social Sustainability" below.

Seasonality

Although revenues may sometimes increase towards the end of a fiscal year, no material portion of the Company’s business is considered to be seasonal. The timing of revenue recognition is based on several factors. (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.)

Purchasing and Raw Materials

We conduct purchasing activities at most of our operational facilities. A number of purchasing and related support and logistic services are performed on a shared services basis by central service providers in the Company for various Company units and entities. We generally are not dependent on single sources of supply. We manage our inventory according to project requirements. In some projects, specific major subcontractors are designated by the customer. Raw materials used by us are generally available from a range of suppliers internationally, and the prices of such materials are generally not subject to significant volatility. We monitor the on-time delivery and the quality of our contractors and encourage them to continuously improve their performance. We also require our suppliers to adhere to our Supplier Code of Conduct and to comply with a range of procurement standards, including those relating to the avoidance of counterfeit parts and conflict minerals.

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

All Israeli operational sites are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100 (certified for revision C), AS9115 for software, ISO-14001, OHSAS 18001, FAA Part 145 and European Aviation Safety Agency (EASA) Part 145 for maintaining civil products and Part 21 G for production of civil products. Representatives of our customers generally test our products before acceptance. Branches of the Israeli Defense Forces (IDF) and other customers have authorized us to conduct acceptance testing of our products on their behalf.

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

Over the past several years, a number of the major entities in the Company have entered into cooperation agreements with major defense contractors in Israel, the United States, Europe, Latin America, Asia-Pacific and certain other key markets. These agreements provide for joint participation in marketing and performance of a range of projects. In other situations, we actively pursue business opportunities as either a prime contractor or a subcontractor, usually together with local companies. Often we enter into cooperation agreements with other companies for such opportunities.

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

Competitors in the sale of some of our products to the government of Israel include IAI and Rafael among others. From time to time we also cooperate with some of our competitors on specific projects. Outside of Israel, we compete in a number of areas with major international defense and homeland security contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Boeing, Lockheed Martin, Northrop Grumman, Raytheon, General Dynamics, BAE Systems, Rockwell Collins, L-3 Communications, Thales, Airbus, Finmeccanica, Saab, Harris, Textron, FLIR Systems, Orbital ATK, AeroVironment, Rhode and Schwartz, Rheinmetall, Kongsberg, Safran, Aselsan, Bharat Electronics, Cubic and Verint. Many of these competitors have greater financial, marketing and other resources than ours. We also compete in the worldwide defense and homeland security markets with numerous smaller companies. In addition, we compete with a range of companies in the commercial avionics market. In certain cases we also engage in strategic cooperative activities with some of our competitors.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customer during the last three years was the IMOD, which accounted for 22% in 2013, 18% in 2014, 17% in 2015.

Ethics

We conduct our business activities and develop Company policies based on a firm commitment to ethical practices. In addition to our Code of Conduct (see Item 16.B) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating policies and procedures. This includes the anti-bribery area where we have a policy of zero tolerance for corruption. Our compliance program also includes ongoing training and enforcement. We also expect our supply chain to follow ethical practices. Our Code of Conduct, Anti-Bribery Compliance Policy and Supplier Code of Conduct are published on our website www.elbitsystems.com. We are active in a number of international organizations relating to ethics and compliance.

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

Office of Chief Scientist (OCS) and Investment Center Funding. The government of Israel, through the OCS and the Israel Investment Center (the Investment Center), encourages research and development projects oriented towards export products and participates in the funding of such projects as well as company investments in manufacturing infrastructures. Our Israeli companies receiving OCS funding for development of products usually pay the Israeli government a royalty at various rates and such financing is typically subject to a number of conditions. (See Item 5. Operating and Financial Review and Prospects – Long-Term Arrangements and Commitments – Government Funding of Development.) Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates in the funding of the development effort. The Investment Center promotes Israeli export products and increased industrialization of peripheral areas through investment in industrial infrastructure. The Investment Center either provides grants for qualified projects or provides tax benefits for qualified industrial investments by Israeli companies.

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

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2015, the payments to the National Insurance Institute were equal to approximately 19.25% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 62%, and the employer contributes approximately 38%.

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

A number of internal and external factors affect our cost estimates, including labor rates, estimated future prices of materials, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in estimating project cost and measuring progress towards completion, it is possible that materially different amounts would be reported in our consolidated financial statements.

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

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or manufacturing and production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Our service contracts primarily include operation contracts, outsourcing-type arrangements, maintenance contracts, training, installation service contracts, etc. Revenue from services were less than 10% of consolidated revenues in each of the fiscal years 2013, 2014 and 2015. (See Item 18. Financial Statements - Note 2(T) for additional information.)

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable property, plant and equipment and intangible assets, are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. For each of the years ended December 31, 2013, 2014 and 2015, no material impairment of long-lived assets was identified.

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

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. For each of the three years ended December 31, 2015, no material impairment of goodwill was identified.

Useful Lives of Long-Lived Assets

Identifiable intangible assets and property, plant and equipment are amortized over their estimated useful lives. Determining the useful lives of such assets involves the use of estimates and judgments. In determining the useful lives we take into account various factors such as the expected use of the assets, effects of obsolescence, including technological developments, competition, demand and changes in business, acquisitions and other economic factors. If we experience changes and the useful lives of such assets increase or decrease, it will affect our results of operations. (See above “Impairment of Long-Lived Assets and Goodwill” for further discussion of the effects of changes in useful lives.)

Income Taxes

We record income taxes using the asset and liability approach, whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and of operating losses and credit carry-forwards, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We record a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized. We have considered future taxable income on a jurisdiction by jurisdiction basis and used prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. In the event we were to determine that we would be able to realize these deferred income tax assets in the future, we would adjust the valuation allowance, which would reduce the provision for income taxes.

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 "Income Taxes" guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2014 and 2015, certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Elbit Systems and certain of our Israeli subsidiaries are currently undergoing tax audits by the Israeli Tax Authority. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

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

Stock-Based Compensation Expense

We account for equity based compensation in accordance with ASC 718 “Compensation - Stock Based Compensation” (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options, cash-based awards linked to the share price, such as our "cashless" options under our stock option plan, and our 2012 Phantom Bonus Retention Plan, based on estimated fair values. Determining the fair value of stock-based awards at the grant date as well as the determination of the amount of stock-based awards that are expected to be forfeited requires the exercise of judgment.

Under ASC 718, we estimate the value of employee stock options on the measurement date using a lattice-based option valuation model. The determination of fair value of stock option awards on the date of grant is affected by several factors including our stock price, our stock price volatility, risk-free interest rate, expected dividends and employee stock option exercise behaviors. If such factors change and we employ different assumptions for future measurements, our compensation expense may differ significantly from what we have recorded in the current period and our results of operations would be impacted.

We estimate the value of the phantom units under using a Monte-Carlo valuation model. The determination of fair value in each reporting period, until such phantom unit is ultimately vested, is affected by several factors including, our stock price, the estimated volatility of our stock price over the expected term of the phantom unit awards (which is based on the historical volatility of our publicly traded shares in order to estimate future stock price trends), expected dividends and estimated forfeiture rate. The risk-free interest rate assumption is based upon United States Treasury interest rates appropriate for the expected term of the phantom unit awards. If such factors change and we employ different assumptions for future measurements, our compensation expense may differ significantly from what we have recorded in the current period, and our results of operations would be impacted.

In addition, our compensation expense is affected by our estimate of the number of awards that will ultimately vest. In the future, if the number of equity awards that are forfeited by employees are lower than expected, the expenses recognized in such future periods will be higher and our results of operations would be impacted. (See Item 18. Financial Statements - Notes 2(Z) and 21 for further description of our assumptions used for calculation of stock-based compensation expense.)

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

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment as of December 31, 2015 were as follows: $52.0 million for 2016, $40.4 million for 2017, $26.1 million for 2018, $20.3 million for 2019, $13.2 million for 2020 and $73.0 million for 2021 and thereafter. (See below “Contractual Obligations”.)

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. (See below – “Liquidity and Capital Resources – Financial Resources”.) Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. (See Item 18. Financial Statements – Note 20(F).) As of December 31, 2014 and 2015, the Company met all financial covenants.

Bank and Other Financial Institution Guarantees. As of December 31, 2015 and 2014, guarantees in the aggregate amount of approximately $1,211 million and $1,255 million million, respectively, were issued by banks and other financial institutions on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2015 and 2014, we had purchase commitments of approximately $1,292 million and $1,263 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2015

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

We reduce backlog when revenues for a specific contract are recognized, such as when delivery or acceptance occurs or when contract milestones or engineering progress under long-term contracts are recognized as achieved, or when revenues are recognized based on costs incurred. In the unusual event of a contract cancellation, we reduce our backlog accordingly. The method of backlog recognition used may differ depending on the particular contract. Orders in currencies other than U.S. dollars are translated periodically into U.S. dollars and recorded accordingly.

Our backlog of orders as of December 31, 2015 was $6,564 million, of which 68% was for orders outside Israel. Our backlog of orders as of December 31, 2014 was $6,265 million, of which 69% was for orders outside Israel. Approximately 68% of our backlog as of December 31, 2015 is scheduled to be performed during 2016 and 2017. The majority of the 32% balance is scheduled to be performed in 2018 and 2019. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

Trends in the defense and homeland security areas in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world, increasing the focus of defense forces on low intensity conflicts, homeland security and cyber warfare. The defense market has also been impacted by the withdrawal of most of the allied forces from Iraq and a reduction of allied forces in Afghanistan, as well as by the recent conflicts in Ukraine and Syria and various conflicts with ISIS and other terrorist organizations. There has also been a trend of many armed forces to focus more on airborne, naval and intelligence forces and less on traditional ground forces activities.

In the defense and homeland security markets, there is an increasing demand for products and systems in the areas of airborne systems, C4ISR and unmanned vehicles. Accordingly, while we continue to perform platform upgrades, in recent years more emphasis is being placed on airborne systems, C4ISR, information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAS, other unmanned vehicles, cyber-defense systems, training and simulation, space and satellite-based defense capabilities and homeland security systems. Many governments are increasing their budgets in the homeland security and cyber-defense areas. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends.

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

Our future success is dependent on our ability to meet our customers’ expectations and anticipate emerging customer needs. We must continue to successfully perform on existing programs, as past performance is an important selection criterion for new competitive awards. We also must anticipate customer needs so as to be able to develop working prototypes in advance of program solicitations. This requires us to anticipate future technological and operational trends in our marketplace and efficiently engage in relevant research and development efforts.

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2015.

	Year ended December 31,
	2015		2014		2013
	$	%	$	%	$	%
	(in thousands of U.S. dollars except per share data)
Total revenues	$3,107,581	100.0	$2,958,248	100.0	$2,925,151	100.0
Cost of revenues	2,210,528	71.1	2,133,151	72.1	2,100,304	71.8
Gross profit	897,053	28.9	825,097	27.9	824,847	28.2
Research and development (R&D) expenses	277,837	8.9	267,691	9.0	263,314	9.0
Less – participation	(34,421)	(1.1)	(39,680)	(1.3)	(42,832)	(1.6)
R&D expenses, net	243,416	7.8	228,011	7.7	220,482	7.5
Marketing and selling expenses	239,366	7.7	216,537	7.3	235,466	8.0
General and administrative expenses	145,693	4.7	139,634	4.7	129,507	4.4
Other operating income, net	—	—	(5,951)	(0.2)	—	—
	628,475	20.2	578,231	19.5	585,455	20.0
Operating income	268,578	8.6	246,866	8.3	239,392	8.2
Financial expenses, net	(20,240)	(0.7)	(47,498)	(1.6)	(37,310)	(1.3)
Other income, net	216	—	120	—	937	—
Income before taxes on income	248,554	8.0	199,488	6.7	203,019	6.9
Taxes on income	46,235	1.5	25,624	0.9	25,313	0.9
	202,319	6.5	173,864	5.9	177,706	6.1
Equity in net earnings of affiliated companies and partnerships	4,542	0.1	5,549	0.2	13,032	0.6
Income from continuing operations	206,861	6.7	179,413	6.1	190,738	6.5
Income from discontinued operations, net	—	—	—	—	681	—
Net income	$206,861	6.7	$179,413	6.1	$191,419	6.5
Less – net loss (income) attributable to non-controlling interests	(4,352)	(0.1)	(8,433)	(0.3)	(8,002)	(0.3)
Net income attributable to the Company’s shareholders	$202,509	6.5	$170,980	5.8	$183,417	6.3
Diluted net earnings per share:
Continuing operations	$4.74		$4.01		$4.33
Discontinued operations	—		—		0.01
Total	$4.74		$4.01		$4.34

2015 Compared to 2014

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended
	December 31, 2015		December 31, 2014
	$ millions	%	$ millions	%
Airborne systems	1,225.7	39.4	1,197.9	40.5
Land systems	558.7	18.0	274.9	9.3
C4ISR systems	995.2	32.0	1,118.5	37.8
Electro-optic systems	231.9	7.5	265.1	9.0
Other (mainly non-defense engineering and production services)	96.1	3.1	101.8	3.4
Total	3,107.6	100.0	2,958.2	100.0

Our consolidated revenues in 2015 were the $3,107.6 million, as compared to $2,958.2 million in 2014.

The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operations. The increases in the land systems area of operation were primarily due to increased revenues from tank fire control systems and electro-optic night vision systems sold to Asia-Pacific. Revenues from C4ISR systems in Latin America decreased slightly, due to decline in sales of command and control systems mainly for homeland security applications.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2015		December 31, 2014
	$ millions	%	$ millions	%
Israel	616.6	19.8	638.9	21.6
North America	838.9	27.0	826.8	27.9
Europe	497.6	16.0	460.9	15.6
Latin America	325.4	10.5	454.5	15.4
Asia-Pacific	800.3	25.8	528.8	17.9
Other	28.8	0.9	48.4	1.6
Total	3,107.6	100.0	2,958.2	100.0

The increase in revenues in Asia-Pacific was mainly due to increased sales of tank fire control systems and electro-optic night vision systems to this region. The decrease in Latin America was a result of lower sales of command and control systems mainly for homeland security applications.

Cost of Revenues and Gross Profit

Cost of revenues in 2015 was $2,210.5 million (71.1% of revenues), as compared to $2,133.2 million (72.1% of revenues) in 2014.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses (including depreciation and amortization). The amounts and percentage of those components in 2015 and 2014 were as follows:

Wages and related benefits costs in 2015 constituted 39% of cost of revenues, as compared to 40% of cost of revenues in 2014. The total cost of wages and related benefits in 2015 was approximately $850 million, which was similar to those in 2014.

Subcontractors and material consumed costs in 2015 constituted 48% of cost of revenues, as compared to 52% in 2014. The total amount of subcontractors and material consumed costs in 2015 was approximately $1.1 billion, similar to that in 2014.

Manufacturing and other expenses in 2015 constituted 12% of cost of revenues, as compared to 13% in 2014. The total cost of manufacturing expenses in 2015 was approximately $300 million, similar to that in 2014.

In 2015. our cost of revenues increased due to a decrease of approximately $30 million in our work-in-progress and finished goods inventories, as compared to a reduction in our cost of revenues in 2014 as a result of an increase of approximately $110 million in work-in-progress and finished goods inventories. Also, in 2014, a wholly-owned subsidiary in the U.S. sold certain assets related to a high speed machinery product line. As a result of the sale we recorded in cost of revenues an operating loss of approximately $5 million (see Item 18, Financial Statements - Note 1(D)).

In the periods described, changes in our cost of revenues and cost of revenues components were not material. We did not identify any developing trends in cost of revenues that we believe would have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs.

Gross profit for the year ended December 31, 2015 was $897.1 million (28.9% of revenues), as compared to $825.1 million (27.9% of revenues) in the year ended December 31, 2014. The increase in the gross profit rate in 2015 was mainly due to the mix of programs sold.

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2015 totaled $277.8 million (8.9% of revenues), as compared to $267.7 million (9.0% of revenues), in 2014.

Net R&D expenses (after deduction of third party participation) in 2015 totaled $243.4 million (7.8% of revenues), as compared to $228.0 million (7.7% of revenues) in 2014.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2015 were $239.4 million (7.7% of revenues), as compared to $216.5 million (7.3% of revenues) in 2014. The increase in marketing and selling expenses in 2015 was mainly related to the mix of countries and types of marketing activities for projects in which we invested our marketing efforts.

General and Administration (G&A) Expenses

G&A expenses in 2015 were $145.7 million (4.7% of revenues), as compared to $139.6 million in 2014 (4.7% of revenues). The main increase was due to the cost of the phantom bonus retention plan, which is included within G&A expenses. See Item 18. Financial Statements - Note 21(G).

Other Operating Income (Net)

Other operating income, net for the year ended December 31, 2014 amounted to $(6.0) million. The amount reflects a net gain related to the revaluation of a previously held investment in the shares of an Israeli subsidiary at the acquisition date due to its accounting treatment as a business combination achieved in stages. As a result of this acquisition, the Company increased its holdings in the subsidiary from 49% to 90%.

Operating Income

Our operating income in 2015 was $268.6 million (8.6% of revenues), as compared to $246.9 million (8.3% of revenues) in 2014. The main reason for the improvement in the operating income was the increase in the gross profit between 2015 and 2014.

Financial Expense (Net)

Net financing expenses in 2015 were $20.2 million, as compared to $47.5 million in 2014. Financing expenses, net, in 2014 were comparatively high, mainly as a result of the accelerated devaluation of the NIS in the third quarter of 2014 and its effect on the Company's U.S. dollar derivative activities, as well as fluctuation of the U.S. dollar against other foreign currencies, such as the Australian dollar and the Brazilian real, during the year.

Taxes on Income

Our effective tax rate represents a weighted average of the tax rates to which our various entities are subject.

Taxes on income in 2015 were $46.2 million (effective tax rate of 18.6%), as compared to $25.6 million (effective tax rate of 12.8%) in 2014. The effective tax rates in 2015 and 2014 were affected by prior years adjustments of $1.4 million and $7.7 million, respectively, mainly related to tax settlements. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income. We continued to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $24.9 million and $21.8 million, respectively, in 2015 and 2014, significantly influencing our effective tax rates.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2015, we had income of $4.5 million from our share in earnings of affiliates, as compared to income of $5.5 million in 2014.

Net Income and Earning Per Share (EPS)

As a result of the above, net income in 2015 was $202.5 million (6.5% of revenues), as compared to net income of $171.0 million (5.8% of revenues) in 2014. The diluted EPS was $4.74 in 2015, as compared to $4.01 in 2014.

The number of shares used for computation of diluted EPS in the year ended December 31, 2015 was 42,733,000 shares, as compared to 42,677,000 shares in the year ended December 31, 2014.

2014 Compared to 2013

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

Our consolidated revenues in 2014 were $2,958.2 million, as compared to $2,925.2 thousand in 2013.

The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operations. The increases in the airborne systems and C4ISR systems areas of operation were primarily due to increased revenues from airborne EW systems worldwide and homeland security systems sold to Latin America. Revenue from land systems in Israel and electro-optic systems in the U.S. decreased slightly.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended
	December 31, 2014		December 31, 2013
	$ millions	%	$ millions	%
Israel	638.9	21.6	705.7	24.1
North America	826.8	27.9	860.7	29.4
Europe	460.9	15.6	546.7	18.7
Latin America	454.5	15.4	283.0	9.7
Asia-Pacific	528.8	17.9	448.1	15.3
Other	48.4	1.6	81.0	1.6
Total	2,958.2	100.0	2,925.2	100.0

The increase in revenues in Asia-Pacific was mainly due to increased sales of a project to upgrade tanks for a customer in this region. The strong growth of revenues in Latin America was mainly due to increased sales of homeland security and EW systems as well as unmanned airborne systems in this region.

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

Wages and related benefits costs in 2014 constituted 40% of cost of revenues, similar to that in 2013. The total cost of wages and related benefits in 2014 was approximately $850 million, as compared to approximately $840 in 2013.

Subcontractors and material consumed costs in 2014 constituted 52% of cost of revenues, as compared to 47% of cost of revenues in 2013. The total amount of subcontractors and material consumed costs in 2014 was approximately $1.1 billion, as compared to approximately $1.0 billion in 2013.

Manufacturing expenses in 2014 constituted 13% of cost of revenues,as compared to 14% in 2013. The total cost of manufacturing expenses in 2014 was approximately $300.0 million, similar to that in 2013.

In 2014, our cost of revenues was reduced due to an increase of approximately $110 million in our work-in-progress and finished goods inventories, mainly as a result of the increase in inventories for long-term projects, which were planned to be sold in future periods.

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

In 2014, a wholly-owned subsidiary in the U.S. sold certain assets related to a high speed machinery product line. As a result of the sale we recorded in cost of revenuew an operating loss of approximately $5 million (see Item 18. Financial Statements - Note 1(D)).

Research and Development (R&D) Expenses

Gross R&D expenses in 2014 totaled $267.7 million (9% of revenues), as compared to $263.3 million (9.0% of revenues) in 2013.

Net R&D expenses (after deduction of third party participation) in 2014 totaled $228.0 million (7.7% of revenues), as compared to $220.5 million (7.5% of revenues) in 2013.

Marketing and Selling Expenses

Marketing and selling expenses in 2014 were $216.5 million (7.3% of revenues), as compared to $235.5 million (8.0% of revenues) in 2013. The decrease in marketing and selling expenses was mainly related to the mix of countries and types of marketing activities for projects in which we invested our marketing efforts.

General and Administration (G&A) Expenses

G&A expenses in 2014 were $139.6 million (4.7% of revenues), as compared to $129.5 million in 2013 (4.4% of revenues). G&A expenses in 2013 benefited from income related to a legal settlement net of expenses of $7.6 million.

Other Operating Income (Net)

Other operating income, net for the year ended December 31, 2014, amounted to $6.0 million. The amount reflects a net gain related to the revaluation of a previously held investment in the shares of an Israeli subsidiary at the acquisition date due to its accounting treatment as a business combination achieved in stages. As a result of this acquisition, the Company increased its holdings in the subsidiary from 49% to 90%.

Operating Income

Our operating income in 2014 was $246.9 million (8.3% of revenues), as compared to $239.4 million (8.2% of revenues) in 2013.

Financial Expense (Net)

Net financing expenses in 2014 were $47.5 million, as compared to $37.3 million in 2013. Financing expenses, net, in 2014 were comparatively high, mainly as a result of the accelerated devaluation of the NIS in the third quarter of 2014 and its effect on the Company's U.S. dollar derivative activities, as well as the fluctuation of the U.S. dollar against other foreign currencies, such as the Australian dollar and the Brazilian real, during the year.

Taxes on Income

Taxes on income in 2014 were $25.6 million (effective tax rate of 12.8%), as compared to $25.3 million (effective tax rate of 12.5%) in 2013. The effective tax rates in 2014 and 2013 were affected by prior years adjustments of $7.7 and $1.9 million, respectively, mainly related to tax settlements. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income. We continued to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $21.8 million and $27.2 million, respectively, in 2014 and 2013, significantly influencing our effective tax rates.

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

Net Income and EPS

Net income in 2014 was $171.0 million (5.8% of revenues), as compared to net income of $183.4 million (6.3% of revenues) in 2013. The decrease in net income resulted mainly from lower operating expenses in 2014. The diluted EPS was $4.01 in 2014, as compared to $4.34 in 2013.

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

We account for the outstanding principal amount of our Series A Notes as long-term liability, in accordance with ASC 470, “Debt”, with current maturities classified as short-term liabilities. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the Series A Notes using the effective interest rate method. As of December 31, 2015, the value of the Series A Notes was $269.5 million, less $65.3 million in current maturities and a fair value adjustment of $22.6 million from cross-currency interest rate swaps.

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

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes that were issued in 2010 and the additional Series A Notes that were issued in 2012. Under the cross currency interest rate swaps, we receive fixed NIS at a rate of 4.84% on NIS 2 billion and pay floating six-month USD LIBOR plus an average spread of 1.84% on $450 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these swap transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, we are currently paying an effective interest rate of six-month LIBOR (0.17% at December 31, 2015) plus an average of 1.84% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting. (See also Item 11. Quantitative and Qualitative Disclosures about Market Risk.)

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

2015

Our net cash flow generated from operating activities in 2015 was approximately $435 million, resulting mainly from our net income and an increase in non-cash operating items of $159 million, an increase in advances received from customers of approximately $71 million, a decrease in trade receivables of approximately $32 million and a decrease in inventories of approximately $40 million, offset partly by a decrease in trade payables in the amount of $74 million.

Net cash flow used in investment activities in 2015 was approximately $182 million, which was used mainly to acquire subsidiaries and business operations in the amount of approximately $165 million and to purchase property, plant and equipment in the amount of approximately $99 million, offset by net proceeds from the sale of marketable securities of $71 million.

Net cash flow used for financing activities in 2015 was approximately $154 million, which was used mainly for repayment of Series A Notes in the amount of approximately $56 million, payment of dividends to shareholders in the amount of approximately $70 million (of which $8 million was paid by a subsidiary to non-controlling interests) and net repayment of long-term loans of $2.3 million.

2014

Our net cash flow generated from operating activities in 2014 was approximately 178 million, resulting mainly from our net income and the increase in trade and other payables of approximately $82 million, offset partly by the increase in trade receivables in the amount of $67 million and the increase in inventories of approximately $113 million.

Net cash flow used in investment activities in 2014 was approximately 80 million, which was used mainly to purchase property, plant and equipment in the amount of approximately $71 million.

Net cash flow used for financing activities in 2014 was approximately$89 million, which was used mainly for repayment of Series A Notes in the amount of approximately $56 million and payment of dividends to shareholders in the amount of approximately $68 million (of which $14.5 million was paid by a subsidiary to non-controlling interests).

2013

Our net cash flow generated from operating activities in 2013 was approximately $167 million, resulting mainly from our net income, which was decreased by the increase of approximately $108 million in trade receivables and the decrease of approximately $56 million in trade payables, other payables and accrued expenses.

Net cash flow used in investment activities in 2013 was approximately $73 million, which was used mainly to purchase property, plant and equipment in the amount of approximately $63 million.

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2014 and 2015, the Company met all financial covenants.

On December 31, 2015, we had total borrowings from banks and public institutions in the amount of $214 million in long-term loans, of which most of the loans mature in 2017, and $1,211 million in guarantees issued on our behalf by banks and other financial institutions, mainly in respect of advance payment and performance guarantees provided in the regular course of business. In addition, at December 31, 2015, we had $269 million in outstanding debt under our Series A Notes, including $56 million maturing in 2016. On December 31, 2015, we had a cash balance amounting to $299 million. We also have the ability to raise funds on the capital market and through expansion of our credit lines. (See above “Israeli Debt Offering”.)

As of December 31, 2015, we had working capital of $645 million and a current ratio of 1.39. We believe that our working capital and cash flow from operations is sufficient to support our current requirements and financial covenants.

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

Pensions and Other Post-Retirement Benefits. We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. (For our pension and other post-retirement benefit assumptions at December 31, 2015 and 2014, see Item 18. Financial Statements – Note 17.) At December 31, 2015, our termination obligations were $382 million, of which we had severance funds of $270 million set aside to satisfy potential obligations. The pension plan liabilities in our U.S. subsidiaries decreased by approximately $47 million. This decrease reflects the increase in the discount rate used in the calculation from 3.95% at December 31, 2014 to 4.31% at December 31, 2015, as well as the changes in the mortality tables. The decreased liability increased our equity as part of other comprehensive income.

Material Commitments for Capital Expenditures. We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2015 and the subsequent fiscal year (see above “Financial Resources”). Our anticipated capital expenditures (which include mainly the purchase of equipment, buildings and an enhancement to our Enterprise Resource Planning (ERP) system) as of December 31, 2015 are somewhat higher than those as of December 31, 2014, due to an anticipated increase in expenditures for buildings, ERP enhancements and certain other expenses. We plan to pay for such anticipated capital expenditures using cash from operations. (See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.)

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

On December 31, 2015, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments are based on variable interest rates, and their value as of December 31, 2015 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2013, the inflation rate was approximately 1.8%, and the NIS strengthened against the U.S. dollar by approximately 7%. In 2014, inflation decreased by approximately 0.2%, and the NIS depreciated against the U.S. dollar by approximately 12%. In 2015, the inflation rate decreased by approximately 0.2%, and the NIS depreciated against the U.S. dollar by approximately 0.3%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

A significant part of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2015 by forward contracts. On December 31, 2015, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies totaling approximately $234 million ($178 million in Euros, $46 million in GBP and the balance of $10 million in other currencies).

We also use forward exchange hedging contracts and options strategies in order to limit our exposure to exchange rate fluctuation associated with payroll expenses, mainly incurred in NIS. These include forward contracts with notional amount of approximately $703 million to purchase NIS maturing in 2015. (See also Item 11. Quantitative and Qualitative Disclosure of Market Risks.) As of December 31, 2015, an unrealized net loss of approximately $7 million was included in accumulated other comprehensive income. As of December 31, 2015, all of the forward contracts are expected to mature during the years 2016 – 2021.

Regarding the measures taken to reduce the foreign currency exchange rate impact on our Series A Notes see above “Liquidity and Capital Resources – Israeli Debt Offering.”

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2015 and is presented in millions of U.S. dollar equivalent terms:

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Buy US$ and Sell:
Euro	132.2	8.9
GBP	35.5	1.6
NIS	697.5	3.0
Other various currencies	2.2	—

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Sell US$ and Buy:
Euro	46.1	(2.3)
GBP	10.8	(0.5)
NIS	5.5	—
Other various currencies	7.4	—

*	Notional amount information is based on the foreign exchange rate at year end.

Contractual Obligations

	Up to 1 year	2-3 years	4-5 years	More than 5 years
	(U.S. dollars in millions)
1. Long-Term Debt Obligations(1)	48	213	1	—
2. Series A Notes(1)	56	112	112	—
3. Interest payment(2)	10	11	3	—
4. Operating Lease Obligations(3)	52	67	33	73
5. Purchase Obligations(3)	921	202	46	123
6. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP(4)	—	—	—	—
7. Other Long-Term Liabilities(5)	—	—	—	—
Total	1,087	605	195	196

(1)	The above includes derivative instruments defined as hedge accounting - see Item 18. Financial Statements - Note 2(Y).

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

(3)	For further description of the Purchase Obligations see above “Long-Term Arrangements and Commitments – Purchase Commitments” and see Item 18. Financial Statements – Notes 20(D) and 20(G).

(4)
The obligation amount does not include an amount of $382 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2(R) and 17. The obligation amount also does not include an amount of $50 million of tax reserve related to uncertain tax positions. See Item 18. Financial Statements – Note 18.

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

At December 31, 2015, we had outstanding buy-back obligations totaling approximately $1.2 million that extend through 2024.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Years Ended December 31,
	2015	2014	2013

GAAP gross profit	897.1	825.1	824.8
Adjustments:
Amortization of intangible assets	29.9	21.6	22.2
Impairment of long-lived assets	—	—	0.9
Non-GAAP gross profit	927.0	846.7	847.9
Percent of revenues	29.8%	28.6%	29.0%

GAAP operating income	268.6	246.9	239.4
Adjustments:
Amortization of intangible assets	48.1	43.1	45.9
Gain from change in holdings	—	(6.0)	—
Legal settlement	—	—	(7.6)
Impairment of long-lived assets(1)	—	—	0.9
Non-GAAP operating income	316.7	284.0	278.6
Percent of revenues	10.2%	9.6%	9.5%

GAAP net income attributable to Elbit Systems’ shareholders	202.5	171.0	183.4
Adjustments:
Amortization of intangible assets	48.1	43.1	45.9
Impairment of long-lived assets(1)	—	—	0.9
Legal settlement	—	—	(7.6)
Gain from changes in holdings(2)	—	(6.0)	(0.9)
Adjustment of loss (gain) from discontinued operations, net	—	—	(0.8)
Related tax benefits	(8.2)	(6.9)	(10.1)
Non-GAAP net income attributable to Elbit Systems’ shareholders	242.4	201.2	210.8
Percent of revenues	7.8%	6.8%	7.2%

GAAP diluted net EPS	4.74	4.01	4.34
Adjustments, net	0.93	0.70	0.65
Non-GAAP diluted net EPS	5.67	4.71	4.99

(1)	Impairment of investments in 2013 was due to impairment in intangible assets.

(2)	Adjustment of gain from changes in holdings includes a sale of activities of $0.9 million in 2013 and gain of $6.0 million in 2014 relating to an increase in shareholdings in an Israeli subsidiary.

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors (Board)

Our directors as of March 15, 2016 are as follows:

Name	Age	Director Since
Michael Federmann (Chair)	72	2000
Rina Baum	70	2001
Yoram Ben-Zeev	71	2014
David Federmann (Vice Chair)	41	2007
Yehoshua Gleitman (External Director)	66	2010
Yigal Ne'eman	74	2004
Dov Ninveh	68	2000*
Dalia Rabin (External Director)	65	2010
Professor Yuli Tamir	62	2015
__________________
* was not a member of the Board from April - October 2013

The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2016. The term of office for Yehoshua Gleitman as an External Director expires in March 2019, and the term of office for Dalia Rabin as an External Director expires in November 2016.

Michael Federmann. Michael Federmann has served as chair of the Board since 2000. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as chair and CEO of Federmann Enterprises Ltd. (FEL). Currently, he also serves as chair of the board of directors of Dan Hotels Ltd. (Dan Hotels). Mr. Federmann is chair of the board of governors of the Hebrew University of Jerusalem (the Hebrew University). He serves as the president of the Israel - Germany Chamber of Industry and Commerce. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University.

Rina Baum. Rina Baum is vice president for investments of FEL and since 1986 has served as a director and as general manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels and Etanit Building Products Ltd., as well as in other managerial positions within the Federmann Group. She also serves as a director of Harel-PIA Mutual Funds Management Company Ltd. Mrs. Baum holds an L.L.B. degree in law from the Hebrew University.

Yoram Ben-Zeev. Yoram Ben-Zeev serves on the board of several non-profit organizations in Israel and is a member of the Israel Ministry of Foreign Affairs’ (MFA) Nomination Committee. He served as Israel's ambassador to the Federal Republic of Germany from 2007 until 2012. Prior to that, he served for 26 years in various senior positions in the MFA, including as deputy general director, head of the North America Division and senior member of the directorate. Among other positions held during his service in the MFA, Mr. Ben-Zeev served as Israel's consul general to the West Coast in the United States, political advisor to the president of the State of Israel, special coordinator to the Middle East peace process, advisor to prime minister Ehud Barak for the Camp David Peace Conference and chair of the MFA’s Steering Committee - Foreign Service Strategic and Functional Planning and of the Israel-Canada Annual Strategic Forum. Mr. Ben-Zeev has been the recipient of special awards for his diplomatic service from both the U.S. House of Representatives and the president of the Federal Republic of Germany. Mr. Ben-Zeev holds a bachelor's degree in Middle Eastern studies, political science and international relations from the Hebrew University. Mr. Ben Zeev serves as the chair of the Corporate Governance and Nominating Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Compensation Committee of the Board.

David Federmann. David Federmann has served as vice chair of the Board since November 2015. He has served in various management capacities in FEL since 2000. He currently serves as chair of the board of Freiberger Compound Materials GmbH (Freiberger) in Freiberg, Germany and as a member of the boards of directors of Dan Hotels and BGN Technologies (the technology transfer company of Ben-Gurion University). David Federmann is the son of Michael Federmann, chair of the Board. Mr. Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served since 2001 as the managing partner of Platinum VC, a venture capital firm. He currently serves as the chair of the board of directors of Capital Point Ltd. and and of GIBF - Guangzhou Israel Bio Tech Fund and is a director of Teuza - A Fairchild Technology Venture Ltd. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chair of the U.S.-Israel Industrial R&D Foundation, joint chair of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s (Elop) marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel. Dr. Gleitman holds bachelors of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as the chair of the Audit Committee and the Financial Statements Review Committee of the Board and as a member of the Compensation Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Yigal Ne’eman. Yigal Ne’eman has served as a member of the board of governors of the Academic College of Israel in Ramat Gan since 2010 and until the end of 2015 he also served as its general manager. From 1994 to 2010, he served as the chair and president of the Israel College. From 1989 to 1993, he served as chair and as a shareholder of several industrial, commercial and service companies. Mr. Ne’eman served as the president and CEO of Tadiran Ltd. (Tadiran) from 1981 to 1989. During that period he also served as chair of the board of directors of Elisra Electronic Systems Ltd. and of Elop. Prior to that he held a number of management positions in the control and finance departments of Tadiran. Mr. Ne’eman completed his accounting studies at the Hebrew University and is a certified public accountant. Mr. Ne’eman serves as a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have financial and accounting expertise under the Companies Law.

Dov Ninveh. Dov Ninveh has served as chief financial officer and a manager in FEL since 1994 and as general manager of Heris Aktiengesellschaft since 2012. He serves as a director of Dan Hotels, Etanit Ltd. and Jata Corp., and as a member of the board of Freiberger. Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor of science degree in economics and management from the Israel Institute of Technology (the Technion).

Dalia Rabin (External Director). Dalia Rabin currently serves as the chair of the Yitzhak Rabin Center, a national institute dedicated to ensuring that the legacy of former Prime Minister and Minister of Defense Yitzhak Rabin continues to impact Israeli society through experiential educational programming, a national archive and a museum. Before that, Mrs. Rabin was a member of the Israeli Government from 1999 until 2002. She currently serves as the president of the Center for Arbitration and Dispute Resolution and as a member of the board of directors of ACUM - Authors Composers and Music Publishers Society and Peilim Investment Portfolio Management Company Ltd. Mrs. Rabin was elected to the Knesset on the Center Party Ticket in 1999 and acted as chair of the Ethics Committee. She also served on the Constitution, Law and Justice Committee; the Committee for the Advancement of the Status of Women; the State Control Committee; and the Committee for the Advancement of the Status of the Child. In 2001, Mrs. Rabin was appointed Deputy Minister of Defense. She resigned in 2002 to head the Rabin Center. Prior to her election to the Knesset, Mrs. Rabin served as the legal advisor of the professional associations of the General Federation of Labor (the Histadrut). She also served for fourteen years in the Tel-Aviv District Attorney's Office in the Civil Division, specializing in labor law. Mrs. Dalia Rabin holds an L.L.B degree from Tel-Aviv University. Mrs. Rabin serves as the chair of the Compensation Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee.

Professor Yuli Tamir. Prof. Yuli Tamir has served since 2010 as the President of Shenkar College, a public college in Ramat-Gan, Israel. Before that, from 2006 until 2009, she served as Israel’s Minister of Education. Prof. Tamir also served as the Minister of Immigration from 1999 until 2001. She was a deputy speaker of the Knesset and a member of the Finance Committee, the Education Committee and the Security and Foreign Affairs Committee. Prof. Tamir is a founding member of the Israeli peace movement "Peace Now". She served as the chair of the Association of Civil Rights in Israel and was a member of the political committee of the Women’s Lobby. She was a professor at Tel-Aviv University and a scholar-in-residence at Princeton University, Harvard University, the University of Pennsylvania, the European University in Florence, the Central European University in Budapest and the Blavatnik School of Government in Oxford. Prof. Tamir is the recipient of numerous academic awards. Prof. Tamir holds a bachelor of science degree in biology and a masters degree in political science from the Hebrew University and a PhD in political philosophy from Oxford University. Prof. Tamir serves as a member of the Audit Committee and the Financial Statements Review Committee of the Board.

Executive Officers

Our executive officers (the President and CEO and the Executive Vice Presidents reporting to the President and CEO) as of March 15, 2016 are as follows:

Name	Age	Position
Bezhalel Machlis	53	President and Chief Executive Officer
Elad Aharonson	42	Executive Vice President and General Manager – ISTAR Division
Jonathan Ariel	59	Executive Vice President and Chief Legal Officer
David Block Temin	60	Executive Vice President, Chief Compliance Officer and Senior Counsel
Adi Dar	44	Executive Vice President and General Manager – CYBERBIT
Itzhak Dvir	68	Executive Vice President - Special Matters
Jacob Gadot	68	Executive Vice President – Corporate Projects
Joseph Gaspar	67	Executive Vice President and Chief Financial Officer
Zeev Gofer	63	Executive Vice President – Strategic and Business Development - North America
Shelly Gordon	55	Executive Vice President – Human Resources
Ran Kril	45	Executive Vice President - International Marketing and Business Development
Edgar Maimon	60	Executive Vice President and General Manager – EW and SIGINT Elisra Division
Avi Mizrachi	58	Executive Vice President - Business Development - Southeast Asia
Ilan Pacholder	61	Executive Vice President – Mergers and Acquisitions and Financing
Yuval Ramon	50	Executive Vice President and Chief Operating Officer
Gideon Sheffer	67	Executive Vice President – Strategic Planning and Business Development – Israel
Yoram Shmuely	55	Executive Vice President and General Manager – Aerospace Division
Udi Vered	58	Executive Vice President and General Manager – Land and C4I Division
Yehoshua Yehuda	48	Executive Vice President - Chief Technology Officer

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

Elad Aharonson. Elad Aharonson has served as Executive Vice President and General Manager - ISTAR Division since April 2015. From 2011 until his current appointment, he served as executive vice president and general manager - UAS Division, after serving as vice president - UAV systems since 2009. He joined Elbit Systems in 2004 and held various senior program management positions relating to UAS. Prior to that, Mr. Aharonson served as an officer in the IDF holding command positions in the Artillery Branch and in the Ground Forces’ UAV unit. Mr. Aharonson holds an L.L.B. degree in law and a bachelor’s degree in business administration from the Hebrew University.

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

David Block Temin. David Block Temin has served as Executive Vice President, Chief Compliance Officer and Senior Counsel since 2012, after serving as executive vice president, chief legal officer and chief compliance officer since 2008. Prior to that he served as corporate vice president and general counsel since 2000 and as general counsel since 1996. From 1987 to 1996, he was a legal advisor to Elbit Ltd. Prior to that, Mr. Block Temin was an attorney with law firms in New York City. Mr. Block Temin received a juris doctor degree as well as a master of arts degree in international relations from Stanford University and holds a bachelor of arts degree in political science from the University of Maryland. He is admitted to the Israeli bar.

Adi Dar. Adi Dar was appointed as Executive Vice President and General Manager - CYBERBIT in April 2015. From 2009 until his current appointment, he served as executive vice president and general manager - Electro-optics - Elop Division. From 2006 until 2009, he served as Elop’s vice president for business development. Prior to that he served in a number of management positions in Elbit Systems, which he joined in 2002. From 1999 until 2002, he was vice president for business development and marketing at Elron Telesoft Ltd. Mr. Dar holds a bachelor's degree in industrial engineering from the Technion and an MBA from Tel-Aviv University.

Itzhak Dvir. Itzhak Dvir was appointed as an Executive Vice President - Special Matters in October 2015, after serving as executive vice president since 2008 and as chief operating officer since 2004. During 2010, he also served as general manager (acting) of the UAS Division. He was appointed as a corporate vice president in 2000. Mr. Dvir served as general manager - UAV, tactical and security systems from 2003 until 2004. From 2000 through 2002, he was general manager - C4I and battlefield systems. From 1996 until 2000, he was vice president and division manager - UAV and C3 division. Mr. Dvir joined Elbit Ltd. in 1989 and held various management positions, including vice president - UAV division, vice president - advance battlefield systems division and marketing director - battlefield systems division. Prior to that he served as a career officer in the IAF, retiring with the rank of colonel. Mr. Dvir holds a bachelor of science degree in aeronautical engineering from the Technion and a master of science degree in aeronautical engineering from the U.S. Air Force Institute of Technology at Wright Patterson Air Force Base.

Jacob Gadot. Jacob Gadot was appointed as Executive Vice President - Corporate Projects in September 2015, after serving as executive vice president - international marketing and business development since 2009. From 2008 until 2009, he was executive vice president - mergers and acquisitions, after serving as corporate vice president - mergers and acquisitions since 2000. He also served as chief technology officer from 2001 until 2005. Mr. Gadot held the position of vice president - mergers and acquisitions from 1998 to 2000 and vice president - business development from 1996 to 1998. Mr. Gadot joined Elbit Ltd. in 1983 and held various management positions, including vice president - international marketing and head of the airborne division. Prior to that, he worked for Motorola Israel, after serving for ten years as an officer in the IAF. Mr. Gadot holds a bachelor of science degree in electrical engineering from the Technion.

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

Shelly Gordon. Shelly Gordon was appointed as Executive Vice President - Human Resources in October 2015, after joining Elbit Systems in July 2015. From 2012 until joining Elbit Systems, she headed executive education at the Interdisciplinary Center Herzilya. From 2005 until 2012, Dr. Gordon served as vice president - organizational development and talent management at Amdocs Limited and served as vice president - human resources at Elite Confectionary Ltd. from 2000 until 2005. Prior to that, she worked as an independent consultant with management teams and senior managers, leading major transformations in varied organizations and industries. Dr. Gordon received a bachelor’s degree in education and art from the Hebrew University, a bachelor’s degree in psychology from Tel-Aviv University and a doctorate degree in management studies from the University of Hertfordshire in the U.K.

Ran Kril. Ran Kril was appointed as Executive Vice President - International Marketing and Business Development in September 2015. From 2013 until his current appointment, he served as vice president for marketing and sales in the aerospace division, after serving as the aerospace division’s vice president for sales and contracts since 2007. He joined Elbit Systems in 1997 and held various senior positions in the marketing, sales and finance departments of the aerospace division. Mr. Kril holds a bachelor of science degree in economics and management from the Technion and a master of science of management degree from the Polytechnic University of New York.

Edgar Maimon. Edgar Maimon has served as Executive Vice President and General Manager – EW and SIGINT Elisra Division since 2013. From 2005 until his current appointment Mr. Maimon served as vice president of marketing and business development at Elbit Systems EW and SIGINT – Elisra Ltd. (Elisra). He joined Elisra in 2004. Prior to that Mr. Maimon served for 26 years in the IAF, where he retired with the rank of colonel. He served as the head of the IAF’s C4I systems engineering department and held several additional senior positions in the IAF. Mr. Maimon holds a bachelor of science degree in electronic engineering from Ben Gurion University.

Avi Mizrachi. Avi Mizrachi was appointed Executive Vice President - Business Development - Southeast Asia in 2014. He joined Elbit Systems in 2013 as a senior vice president in the corporate marketing department. Prior to that, Mr. Mizrachi completed 33 years of service in the IDF, retiring with the rank of major general. From 2009 to 2012, he served as the commander of the IDF’s Central Command. Prior to that he held a number of senior command positions including head of the Technology and Logistics Branch and commander of the IDF’s Ground Forces. Mr. Mizrachi holds a bachelor of arts degree in computer science and business administration from Pace University in New York and is a graduate of the Harvard University Business School’s Advanced Management Program.

Ilan Pacholder. Ilan Pacholder has served as Executive Vice President – Mergers and Acquisitions since 2009, in addition to his position as Executive Vice President – Financing to which he was appointed in 2008. From 2008 until 2015, he also served as executive vice president - offset. During 2007, he served as vice president and chief financial officer of Tadiran Communications Ltd. Mr. Pacholder served as corporate secretary and vice president – finance and capital markets of Elbit Systems from 2003 until 2006. From 2001 until 2003, he served as vice president – finance. Mr. Pacholder joined Elbit Ltd. in 1994 and held various senior positions in the finance department. Prior to joining Elbit Ltd. he served as the chief financial officer for Sanyo Industries in New York. Before that Mr. Pacholder worked for Bank Leumi in New York and held the position of vice president in the international and domestic lending departments. Mr. Pacholder holds a bachelor of arts degree in accounting and economics from Queens College in New York and an MBA in finance and investments from Adelphi University.

Yuval Ramon. Yuval Ramon was appointed as an Executive Vice President and Chief Operating Officer in October 2015. From 2014 until his current appointment, he served as vice president - corporate operations. Prior to that, from 1998 - 2013, he served in a number of management positions in Elbit Systems of America, including as senior vice president of operations, site lead at the Merrimack operations and director of sales and contracts for the Fort Worth operations. He joined Elbit Systems in 1994 as a sales and contract manager. Mr. Ramon holds a bachelor of science degree in industrial engineering and economics from the Technion.

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

Yehoshua (Shuki) Yehuda. Shuki Yehuda was appointed as Executive Vice President and Chief Technology Officer in January 2016. From 2008 until his current appointment, he served as Elisra’s vice president and chief technology officer as well as general manager - radar solutions business unit. Prior to that he served in a number of management positions in Elisra, which he joined in 2000. Prior to joining Elisra, Mr. Yehuda served as an officer in the IDF, holding command positions in the Intelligence Corps. Mr. Yehuda holds a bachelor of science degree in electrical engineering from Tel-Aviv University and a master of science degree in neural computation from the Hebrew University. He is a graduate of Harvard University Business School's Advanced Management Program.

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

Compensation of Directors and Executive Officers

Compensation Policy

Pursuant to the Companies Law, a public company such as Elbit Systems is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as defined in the Companies Law) (generally Elbit Systems' directors and executive officers), including compensation, equity-based awards, releases from liability, indemnification and insurance, severance and all other employment benefits (Employment Terms). In accordance with the Companies Law, in 2014 our shareholders, following a favorable recommendation of the Compensation Committee of the Board and the approval of the Board as a whole, approved a compensation policy for the Company's executive officers and directors (the Compensation Policy). The Compensation Policy applies to any agreement in connection with Employment Terms entered into by the Company with an Office Holder following approval of the Compensation Policy by the Company's shareholders. The Compensation Policy will continue to be in effect until the earlier of its modification or expiration date, as the case may be, in accordance with the requirements of the Companies Law.

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

Pursuant to the Companies Law, an arrangement in connection with Employment Terms between Elbit Systems and an Office Holder (other than the Company's CEO and directors), which is consistent with the Compensation Policy requires the approval of both the Compensation Committee and the Board as a whole. Arrangements in connection with Employment Terms between Elbit Systems and its CEO or a director, as well as an arrangement in connection with Employment Terms with any Office Holder that is not consistent with the Compensation Policy, requires, in addition to the approval of the Compensation Committee and of the Board as a whole, also the approval of the majority of Elbit Systems' shareholders. With respect to such arrangement with Elbit Systems' CEO or in connection with such arrangement with an Office Holder of Elbit Systems that is not consistent with the Compensation Policy, the above-mentioned majority must include a majority of the total votes of shareholders who are not controlling shareholders and do not have a Personal Interest (as defined in the Companies' Law) in the approval of the relevant arrangement and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account) or (ii) the total number of votes of shareholders mentioned in (i) above (i.e., shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the relevant arrangement and who participate in the voting) that are voted against the approval of the compensation policy does not represent more than 2% of the total voting rights in Elbit Systems.

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

Compensation of Directors and Executive Officers

Aggregate Compensation to Directors and Executive Officers

The following table sets forth the aggregate compensation costs for all of our directors and executive officers as a group for the fiscal year ended December 31, 2015:

	Salaries, Directors’ Fees Commissions and Bonuses		Pension, Retirement and Similar Benefits
	(U.S. dollars in thousands)
All directors (consisting of 10 persons)	$401	(1)	$—
All executive officers (consisting of 20 persons)	$23,130	(2)(3)	$1,441

(1)	Directors Fees

In accordance with our Compensation Policy and with the Israeli Companies Regulations (Relief from Related Parties' Transactions), 5760-2000, in meetings held in August 2015, the Compensation Committee and the Board as a whole approved payment to the Company's directors, including to Michael Federmann and David Federmann (who each may be considered a direct or indirect controlling shareholder of the Company), in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity, which is also paid to the Company's External Directors. As a result, each of the Company's directors is and will be entitled to an annual fee of NIS 111,345 (equal to approximately $32,522) and a per meeting fee of NIS 4,285 (equal to approximately $715), which reflect the above mentioned fee levels, linked to the Israeli consumer price index. Compensation payments to directors are made either directly to the director or to his or her employing company.

(2)	Stock Option Plan

We recorded an amount of approximately $0.1 million in 2015 as compensation costs related to stock options granted to our executive officers under our 2007 Employee Stock Option Plan. No options were granted to executive officers under the Plan in 2014 or 2015. (See below “Share Ownership – Elbit Systems’ Stock Option Plans” and Item 18. Financial Statements - Notes 21(B), (C) and (D).)

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

(ii) At the end of each year during the Unit Benefits accrual period for each tranche, the Company calculates the value of each Unit Benefit for such year (the Unit Benefits Value). The Unit Benefits Value is the difference between: (i) the opening value for that year - i.e. the average closing price on the TASE of the Company’s shares for the thirty (30) trading days preceding the beginning of the respective year, and (ii) the year-end value for said year - i.e. the average closing price on the TASE of the Company’s shares for the thirty (30) trading days preceding the end of the relevant year.

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

(iv)
Except as otherwise provided in the Phantom Plan, entitlement to receipt of benefits is conditioned on the recipient remaining an employee of the Company. The benefits received under the Phantom Plan are subject to tax at the regular personal income tax rates.

(v)
We recorded amounts of approximately $7.0 million and $14.7 million in 2014 and 2015, respectively, as compensation costs related to the tranches of phantom bonus units granted to our executive officers under the Phantom Plan. See Item 18. Financial Statements – Note 21(G).

(4) Other Compensation

In addition to payment of monthly salary and annual bonus, in accordance with our Company's policies and as allowed by the Compensation Policy, our executive officers, are entitled to reimbursement of incurred travel and certain other expenses in a manner similar to other employees.
As with all other Office Holders of the Company, each of the above mentioned executive officers was covered by our D&O liability insurance policy and was entitled to indemnification pursuant to an indemnification letter approved by our shareholders, in accordance with applicable law, our Articles of Association and the Compensation Policy. (See Item 10. "Additional Information - Exemption, Insurance and Indemnification of Directors and Officers - Exemption, Insurance and Indemnification Under the Companies Law".)

Compensation of Five Most Highly Compensated Executive Officers

The following describes the compensation of our five most highly compensated executive officers with respect to the year ended December 31, 2015. All amounts specified are in terms of cost to the Company as recorded in our financial statements. Each of the mentioned executive officers was employed on a full-time basis in 2015.
Compensation for each of the specified executive officers is indicated in terms of the following types of compensation costs:
(1) Salary Costs. Salary Costs include gross salary and social benefits. Salary Costs also include, if and to the extent applicable to a respective executive officer, vacation days, sick days, convalescence pay, monthly remuneration for a study fund, contributions made by the Company on behalf of the executive officer to an insurance policy or a pension fund, contributions by the Company on behalf of the executive officer towards work disability insurance, benefit for company car and benefit for communication costs. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.888, which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2015.
(2) Bonus Costs. Bonus Costs represent annual bonuses to the executive officer with respect to the year ended December 31, 2015, in accordance with the Company's Compensation Policy. (See above "Compensation of Directors and Officers - Compensation Policy"). In addition, when and to the extent applicable, it may also represent managerial evaluation bonuses in accordance with the Compensation Policy for non-financial qualitative individual performance measures, and special bonuses for special efforts or achievements. U.S. dollar amounts indicated for Bonus Costs are based on the exchange rate of 3.888, which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2015.

(3) Phantom Bonus Costs. Phantom Bonus Costs are costs recorded with respect to the year ended December 31, 2015 related to the value of benefits under tranches of phantom bonus units granted to the executive officers under our Phantom Bonus Retention Plan (see above "Aggregate Compensation to Directors and Officers - Table - Note (3)" and Item 18. Financial Statements - Note 21(G).) Benefits under the Phantom Plan cover tranches payable over three years. Payments under the Phantom Plan are taxed at regular income tax rates.
(4) Stock Option Costs. Stock Option Costs are costs recorded with respect to the year ended December 31, 2015 related to stock options granted under our 2007 Employee Stock Option Plan, which are still not vested (see below "Share Ownership - Elbit Systems Stock Option Plans - 2007 Employee Stock Option Plan".) Stock Option Costs also include costs related to stock options in start-up entities or similar ventures established by the Company (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company), in accordance with the Compensation Policy.
The five most highly compensated executive officers in 2015 were as follows (in thousands of U.S dollars):

(1)
Bezhalel Machlis - President and CEO. Compensation costs recorded for Mr. Machlis in 2015 included: $763 in Salary Costs, $560 in Bonus Costs, $1,761 in Phantom Bonus Costs and $4 in Stock Option Costs.

(2)
Joseph Gaspar - Executive Vice President and Chief Financial Officer. Compensation costs recorded for Mr. Gaspar in 2015 included: $600 in Salary Costs, $133 in Bonus Costs, $1,185 in Phantom Bonus Costs and $7 in Stock Option Costs.

(3)
Yoram Shmuely - Executive Vice President and General Manager - Aerospace Division. Compensation costs recorded for Mr. Shmuely in 2015 included: $556 in Salary Costs, $120 in Bonus Costs, $1,185 in Phantom Bonus Costs and $11 in Stock Option Costs.

(4)
Itzhak Dvir - Executive Vice President and Chief Operating Officer. Compensation costs recorded for Mr. Dvir in 2015 included: $523 in Salary Costs, $106 in Bonus Costs and $1,185 in Phantom Bonus Costs.

(5)
Gideon Sheffer - Executive Vice President - Strategic Planning and Business Development - Israel. Compensation costs recorded for Mr. Sheffer in 2015 included: $467 in Salary Costs, $126 in Bonus Costs and $1,185 in Phantom Bonus Costs.

New Employment Terms of Company President

The President and CEO of the Company, Bezhalel Machlis, was first appointed as such in November 2012, with effect as of April 1, 2013, under agreed employment terms for a three-year period, ending on March 31, 2016. On March 8, 2016 at our shareholders' Extraordinary General Meeting, our shareholders approved, by the required majority, new employment terms, with effect as of April 1, 2016 as described in Item 1 of the Proxy Statement filed by the Company with the SEC on February 2, 2016 and attached to this annual report as Exhibit 4.2.

Board Practices

Appointment of Directors

Other than the External Directors, our directors are elected by the shareholders at the annual general shareholders meeting. They hold office until the next annual general shareholders meeting, which is held at least once every calendar year but not more than 15 months after the previous general shareholders meeting. Between annual general shareholders meetings our Board may appoint new directors to fill vacancies. The External Directors are elected at a general shareholders meeting as described under “External Directors” below. Our Articles of Association authorize a maximum of 17 directors, a minimum of five directors and, unless otherwise approved by our shareholders, the number of directors will be nine.

The Companies Law requires the board of directors of a public company, after considering the company’s type and size and the scope and complexity of its activities, to determine the minimum number of directors on the board having “financial and accounting expertise” as defined in the Companies Law. Our Board has adopted a policy pursuant to which it will include a minimum of two directors having financial and accounting expertise as defined under the Companies Law. Currently our Board has two directors who are considered by the Board to have financial and accounting expertise: Dr. Gleitman and Mr. Ne’eman. In addition, the Companies Law provides that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the election of a director is to be considered, will not be held unless the nominee has declared to the company that he or she complies with the above-mentioned requirements, and the details of his or her applicable qualifications are provided, and in case such nominee is an "Independent Director" as defined in the Companies Law (see below), that such nominee has also declared that he or she complies with the independence criteria under the Companies Law. Each of our elected directors has declared to our Board that he or she complies with the required qualifications under the Companies Law for appointment as a member of our Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our Board. In addition, Mr. Yoram Ben-Zeev and Prof. Yuli Tamir also each have declared that he or she complies with the criteria of an Independent Director under the Companies Law.

In addition to the External Directors, under the Companies Law and regulations thereunder, a director in a company such as Elbit Systems, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, such as the Nasdaq director independence criteria, may be considered an Independent Director pursuant to the Companies Law if such director meets certain conditions listed therein, and provided such director has been designated as such by the audit committee. The Audit Committee has designated Mr. Yoram Ben-Zeev and Prof. Yuli Tamir as Independent Directors under the Companies Law.

The current External Directors on our Board were each appointed at a general meeting of shareholders, for a three-year term, with their terms expiring as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in September 2015. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

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

External Directors

Under the Companies Law publicly held Israeli companies are required to appoint at least two “External Directors.” Among other requirements, for each publicly held company such as Elbit Systems that is considered to have a controlling shareholder, a person may serve as an External Director:

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

(2) the controlling shareholder of the applicable company or any of his or her relatives on the date of appointment; or

(3) any entity controlled, on the date of such appointment or at any time within the preceding two years, by the applicable company or by the controlling shareholder of the applicable company; and

(B)	if and so long as:

(1) no conflict of interest exists or may exist between that person's responsibilities as a member of the board of directors of the respective company and that person's other positions or business activities; or

(2) such position or business activities does not impair that person's ability to serve as a director; and

(C)	if and so long as:

(1) that person and each of that person’s relatives, partners and employers, or any person to whom he or she is subordinated directly or indirectly or any entity controlled by that person has no business or professional relationships with any of the persons or entities mentioned in (A) above, even if such relationship is not on a regular basis other than a negligible relationship; and

(2) no other consideration except as permitted under the Companies Law is paid to that person in connection with that person's position as a director in the relevant company; and

(D)
if that person serves also as a member of the board of directors of another company, none of the external directors of that other company serves at the same time as a member of the board of directors of the respective company; and

(E)	that person is not an employee of the [Israeli] Securities Authorities or an employee of a stock exchange in Israel.

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

According to the Companies Law and our Articles of Association, our External Directors serve for a three-year term following which they may stand for up to two additional terms of three years each. Re-election of an External Director for each additional period beyond the first period requires that he or she: (i) is recommended for re-election by one or more shareholders holding at least 1% of all voting rights of the relevant company; or (ii) is recommended for re-election by the board of directors of the relevant company; or (iii) proposes his or her nomination, and, in each case the nomination is approved by the general meeting of shareholders of the relevant company with the applicable majority requirements as provided by the Companies Law.

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

Yehoshua Gleitman and Dalia Rabin currently serve as our Board’s External Directors. Dr. Gleitman’s term of office ends in March 2019, and the term of office of Dalia Rabin ends in November 2016. Yehoshua Gleitman was determined by the Board to have “financial and accounting expertise” under Israeli law, and Dalia Rabin was determined by the Board to have the applicable “professional competence” to serve as an External Director.

Audit Committee. Yehoshua Gleitman (Chair), Yoram Ben-Zeev, Yigal Ne’eman, Dalia Rabin and Yuli Tamir are members of the Audit Committee. In accordance with the Companies Law, an audit committee must consist of at least three directors qualified to serve as members of an audit committee under the Companies Law, including all External Directors, and must be comprised of a majority of directors meeting certain independence criteria of the Companies Law. The chair of the audit committee must be an External Director. In accordance with the applicable Nasdaq rules and those of the SEC, Elbit Systems Audit Committee must be comprised solely of independent directors, as defined by said rules. The Audit Committee operates in accordance with an Audit Committee Charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. All of the members of the Audit Committee meet the applicable requirements of the Companies Law and have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. The Audit Committee meets from time to time in executive sessions and also conducts annual assessments of the sufficiency of its Charter and of the Committee’s compliance with its obligations. (See Item 16A. Audit Committee – Financial Expert and Item 16D. Exemptions from Listing Standards for Audit Committees.)

Financial Statements Review Committee. Yehoshua Gleitman (Chair), Yoram Ben-Zeev, Yigal Ne’eman, Dalia Rabin and Yuli Tamir are members of the Board’s Financial Statements Review Committee. Pursuant to the Israeli Companies Regulations the financial reports of a public company such as Elbit Systems may be brought for discussion and approval of the board only after such committee has discussed and formulated recommendations to the board in connection with: (1) the valuations and estimates used in connection with the financial statements; (2) the internal controls related to financial reporting; (3) the completeness and appropriateness of disclosure in the financial statements; (4) the accounting policy adopted and accounting treatment applied in the material matters of the company; and (5) valuations, including the assumptions and estimates underlying them, on which data in the financial statements is provided. The Financial Statements Review Committee must consist of at least three members, the chairperson of the committee must be an External Director, and the majority of its members must be directors who meet certain independence requirements of the Companies Law, and, among other criteria, all of its members must be able to read and understand financial statements, with at least one of the members having “financial and accounting expertise” (as defined above). Yehoshua Gleitman and Yigal Ne’eman have been determined by the Board to have “financial and accounting expertise”.

Compensation Committee

Dalia Rabin (Chair), Yoram Ben Zeev and Yehoshua Gleitman are members of the Board’s Compensation Committee. Pursuant to the Companies Law (see above "Compensation to Directors and Executive Officers - Compensation Policy"), the compensation committee of a public company, such as Elbit Systems, is required to consist of at least three members, and all of the external directors must be members of the committee (one of which to be appointed as the chairperson) and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law and whose compensation is in accordance with the compensation requirements applicable to the External Directors. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the Companies Law and also have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

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

Our Compensation Committee operates in accordance with a Compensation Committee Charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements, including with the amended compensation committee listing rules of the Nasdaq, as certified by the Company to the Nasdaq in 2014.

Corporate Governance and Nominating Committee. Yoram Ben Zeev (Chair), Yehoshua Gleitman, Yigal Ne’eman and Dalia Rabin are members of the Board’s Corporate Governance and Nominating Committee. This Committee operates in accordance with a Corporate Governance and Nominating Committee Charter that specifies its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The role of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its responsibilities with respect to the qualification of candidates to become Board members and to monitor compliance with corporate governance requirements applicable to Board members. All of the members of the Corporate Governance and Nominating Committee have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. A nominee to our Board must have such experience in business or financial matters as would make such nominee an asset to the Board. In recommending director candidates, our Corporate Governance and Nominating Committee takes into consideration such factors as it deems appropriate based on our current needs. These factors may include: professional and personal ethics and integrity; business, professional and industry knowledge, sophistication and contacts; the ability to make informed and independent judgments on a wide range of issues; relevant skills and experience demonstrated through business, professional, charitable or civic affairs; and the candidate’s ability to devote the required time and effort to serve on our Board. (See Item 16.G. Corporate Governance.)

Board Committee Membership

Audit Committee:	Financial Statements Review Committee:	Corporate Governance and Nominating Committee:	Compensation Committee:

Yehoshua Gleitman	Yehoshua Gleitman	Yoram Ben Zeev	Dalia Rabin
(Chair)	(Chair)	(Chair)	(Chair)
Yoram Ben-Zeev	Yoram Ben-Zeev	Yehoshua Gleitman	Yoram Ben Zeev
Yigal Ne’eman	Yigal Ne’eman	Yigal Ne’eman	Yehoshua Gleitman
Dalia Rabin	Dalia Rabin	Dalia Rabin
Yuli Tamir	Yuli Tamir

Board and Committee Meetings
The Board meets quarterly and at other times during the year as necessary to conduct its activities. The Audit Committee and Financial Statement Review Committee each meet at least quarterly, and the Compensation Committee and Corporate Government and Nominating Committee each meet at least annually. Each of the committees also meets at additional times during the year as may be necessary to carry out its functions. The Financial Statement Review Committee meets at least quarterly in executive sessions, and the Board and the other committees meet in executive sessions periodically. During 2015, the average attendance for Board members at Board and committee meetings was 96.75%.
Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2013, 2014 and 2015 were as follows:

	Total Employees	U.S. Employees

2015	12,134	1,426
2014	11,851	1,505
2013	11,674	1,620

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our wholly-owned subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 2,390 employees in Israel are covered by such agreements that extend for various periods through 2017, with certain elements of those agreements extending for longer periods. Approximately 150 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods through May 2017.

Share Ownership

Elbit Systems’ Stock Option Plans

2007 Employee Stock Option Plan. In 2007, our shareholders approved the 2007 Option Plan (the Plan). The purpose of the Plan was to provide an incentive to applicable employees of Elbit Systems and certain of our subsidiaries, who are expected to contribute to the Company’s future growth and success and to strengthen the alignment of the option recipients’ interests with those of the Company and our shareholders. Approximately 200 employees were granted options under the Plan. Most of the options granted under the Plan have been exercised or expired. For details regarding the Plan, see Item 18. Financial Statements – Notes 21(B), (C) and (D). For the full text of the Plan as amended, see exhibit 4.3 – Amended 2007 Stock Option Plan to the post effective amendment to our registration statement on Form S-8.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

We had, as of March 15, 2016, 42,735,761 ordinary shares outstanding(1). The following table sets forth specific information as of March 15, 2016, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our executive officers and directors as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,580,342		45.82%
Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	8.98%
All executive officers and directors as a group (28 persons)	25,131	(4)	0.05%

(1)	The total number of ordinary shares excludes 1,408,921 ordinary shares held by us as treasury shares.

(2)
Federmann Enterprises Ltd. (FEL) owns our ordinary shares directly and indirectly through Heris Aktiengesellschaft (Heris) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the chair of Elbit Systems’ Board and the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of ordinary shares owned by Heris and FEL.

In connection with FEL’s purchase in 2004 of our ordinary shares from Elron Electronics Industries Ltd., Bank Leumi Le-Israel B.M. (Bank Leumi) provided loans to FEL. To guarantee the loans, FEL pledged an amount of our ordinary shares to Bank Leumi. As of March 15, 2016, 2,150,000 ordinary shares are pledged to Bank Leumi. In connection with FEL’s purchase in 2006 of our ordinary shares from Koor Industries Ltd., Bank Hapoalim B.M. (Bank Hapoalim) provided loans to FEL. To guarantee the loans, FEL pledged an amount of our shares to Bank Hapoalim. As of March 15, 2016, 2,150,000 ordinary shares are pledged to Bank Hapoalim.

(3)	The amount of ordinary shares owned by Heris is included in the amount of shares held by FEL as set forth above.

(4)	This amount does not include any ordinary shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above.

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

The only changes in shareholdings by our controlling shareholders in the last three years were those relating to FEL as follows:

	March 15, 2016		February 28, 2015		February 28, 2014		February 28, 2013
	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned
FEL	19,580,342	45.82%	19,580,342	45.87%	19,580,342	45.94%	19,580,342*	46.72%

(*)	Reflects incidental purchases by FEL of shares in open market transactions during March 2012 – February 2013.

As of March 15, 2016, approximately 7.98% of our outstanding ordinary shares were held in the United States by approximately 131 shareholders of record registered on the books of our transfer agent.

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

Transactions with Office Holders. See below – Item 10. Additional Information –  General Provisions of Israeli Law and Related Provisions of Articles of Association - Office Holders; Item 10. Additional Information –  General Provisions of Israeli Law and Related Provisions of Articles of Association - Approval of Certain Transactions - Approval of Transactions; and Item 10. Additional Information –  General Provisions of Israeli Law and Related Provisions of Articles of Association - Approval of Certain Transactions - Approval of Employment Terms of Office Holders. For information on the grant of options in Elbit Systems’ shares to officers and directors, see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans. See also Item 18. Financial Statements - Note 26.

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Export sales constitute a significant portion of our sales. In 2015, export sales were approximately $2.5 billion, constituting approximately 80% of our total sales. (For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2015 Compared to 2014 – Revenues.)

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2013	$1.20 per share
2014	$1.26 per share
2015	$1.44 per share

Other than those significant events described in this annual report, if any, there have not been any significant changes since December 31, 2015.

Item 9.    The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are listed on the TASE and are quoted on Nasdaq under the symbol "ESLT".

The high and low sale prices for our ordinary shares for the five most recent fiscal years are:

	Nasdaq		TASE(*)
	High	Low	High	Low

2011	$56.75	$35.35	$55.36	$34.29
2012	$42.09	$29.59	$39.87	$29.02
2013	$61.08	$37.08	$61.20	$37.06
2014	$64.66	$54.36	$64.26	$53.19
2015	$89.87	$58.63	$90.22	$59.04

The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the next subsequent quarter are:

	Nasdaq		TASE(*)
	High	Low	High	Low
2014
First Quarter	$61.69	$54.36	$60.59	$53.19
Second Quarter	$64.65	$58.00	$64.26	$57.71
Third Quarter	$64.66	$57.70	$63.60	$57.49
Fourth Quarter	$63.66	$56.14	$64.09	$56.26
2015
First Quarter	$71.91	$58.63	$71.55	$59.04
Second Quarter	$81.90	$71.69	$81.38	$72.08
Third Quarter	$84.68	$71.87	$84.96	$72.39
Fourth Quarter	$89.87	$73.83	$90.22	$74.44
2016
First Quarter (through March 15, 2016)	$87.21	$80.24	$89.85	$80.24

The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE(*)
	High	Low	High	Low

September 2015	$79.38	$71.87	$79.36	$72.39
October 2015	$81.65	$73.83	$81.18	$74.44
November 2015	$89.87	$79.17	$90.22	$79.00
December 2015	$89.07	$82.85	$89.31	$83.16
January 2016	$87.21	$81.67	$89.85	$81.31
February 2016	$85.39	$80.24	$85.20	$80.24

(*) The closing prices of our ordinary shares on the TASE have been translated into U.S. dollars using the daily representative rate of exchange of the NIS to the U.S. dollar as published by the Bank of Israel for the applicable day of the high/low amount in the specified period.

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

Appointment and Removal of Directors. See Item 6. Directors, Senior Management and Employees – Directors and Executive Officers – Board of Directors.

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

Under the Companies Law, an Office Holder’s fiduciary duty includes the general duty to act in good faith and for the benefit of the company, avoiding any conflict of interest between the Officer Holder’s position in the company and his or her personal affairs. The fiduciary duty also includes avoiding any competition with the company and avoiding exploiting any business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company’s affairs that the Office Holder has received due to his or her position as an Office Holder. Under the Companies Law voting agreements among directors or a director’s failure to exercise independent judgment while voting are each considered a breach of fiduciary duty. The duty of care requires an Office Holder to act in a way that a reasonable Office Holder would act in the same position and under similar circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information.

Some members of our Board are also directors of FEL or companies controlled by FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. In addition, an issue or transaction with any of such companies also requires authorization in accordance with the requirements of the Companies Law. (See below "Approval of Certain Transactions" and "Provisions Relating to Major Shareholders".)

Arrangements in connection with the Employment Terms (see Item 6 - Directors, Senior Management and Employees - Compensation of Executive Officers and Directors - Compensation Policy) of Elbit Systems' Office Holders require special authorizations (see below "Approval of Certain Transactions - Approval of Employment Terms of Office Holders".)

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

(ii)	for material actions or arrangements that may otherwise be considered a breach of fiduciary duty of an Office Holder; or

(iii)
for extraordinary transactions of a public company with its controlling shareholder or with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, as well as an agreement of a public company with its controlling shareholder or his or her relatives, directly or indirectly, including through a company controlled by him or her, regarding the grant of services to the applicable company or regarding the terms of service and/or employment of the controlling shareholder or his or her relatives, as the case may be; or

(3)
of both the compensation committee and the board of directors, with respect to arrangements regarding Employment Terms of an Office Holder or of a controlling shareholder or his or her relatives as Office Holders or employees of the company.

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

In addition, an arrangement in connection with the Employment Terms of the CEO or a director of a public company, or an arrangement regarding Employment Terms of any other Office Holder, which are not consistent with the approved compensation policy of that public company, also require approval by the majority of the company's shareholders. However, with respect to approval of Employment Terms of the CEO or of a director who is a controlling shareholder, or Employment Terms with any Office Holder that are not consistent with the approved compensation policy, shareholder approval must be by a special majority vote, such that either:

(1)
such majority includes a majority of the total votes of shareholders who are not controlling shareholders, who have no Personal Interest in the approval of the transaction and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

(2)
the total number of votes of shareholders mentioned above (i.e., shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the relevant arrangement and who participate in the voting) that are voted against the transaction does not represent more than 2% of the total voting rights in the company.

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

Changes of the terms of a current arrangement regarding Employment Terms of an Office Holder (other than a director) require only the approval of the compensation committee, if the compensation committee has determined that such changes are not material.

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

Under the Companies Law, a company may indemnify an Office Holder against any monetary liability incurred in his or her capacity as an Office Holder whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court. A company may also indemnify an Office Holder against: (i) reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in an investigation or proceeding by an authority authorized to conduct such investigation or proceeding in which no indictment was filed and no monetary payments in lieu of criminal proceedings were imposed against the Office Holder, or (ii) monetary payments in lieu of criminal proceedings that were imposed on him or her provided that the alleged criminal offense does not require proof of criminal intent. In addition, a company may also indemnify an Office Holder against reasonable litigation expenses, including attorneys’ fees, incurred by him or her in his or her capacity as an Office Holder, in a proceeding instituted against him or her by the company, on its behalf or by a third party, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent or in which an indictment was not brought against the Office Holder. In addition, a company may indemnify an Office Holder in respect of payments that the Office Holder is obligated to pay to an injured party as set forth in the relevant sections of the Securities Law, including reasonable litigation expenses (including attorneys' fees). These indemnifications are subject to the inclusion of relevant provisions in the company’s articles of association.

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

A company may not indemnify an Office Holder or enter into an insurance contract that would provide coverage for any monetary liability incurred or exempt an Office Holder from liability to the company with respect to and of the following:

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

In 2011, Elbit Systems’ Audit Committee, Board and shareholders approved the grant to members of our Board, including to Michael Federmann and to David Federmann, who may each be considered a direct or indirect controlling shareholder of the Company, of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit Committee and the Board for grant to Office Holders of Elbit Systems who are not directors.

According to the Companies Law, the granting by a public company, such as Elbit Systems, of an indemnification letter to a director or an Office Holder who may be considered as a direct or indirect controlling shareholder of that company, requires re-approval every three years by the company's compensation committee, the board of directors and the company's shareholders. On March 31, 2015, at an Extraordinary General Meeting of Shareholders, our shareholders re-approved, following the re-approval by our Compensation Committee and the Board in meetings held in February 2015, the granting of the indemnification letters originally granted by the Company in November 2011 to Michael Federmann and David Federmann, who may be considered as direct or indirect controlling shareholders of the Company, for an additional period of three years commencing as of December 1, 2014.

Elbit Systems' Compensation Policy allows Elbit Systems to purchase, from time to time during the term of the Compensation Policy or until the general meeting of Elbit Systems' shareholders for the year 2016, whichever is later, directors and officers (D&O) liability insurance on terms and for premiums that reflect current market conditions with respect to the Company and the nature of its operations; provided that the coverage limit shall not exceed $150 million and the annual premium to be paid by Elbit Systems shall not exceed $1 million for each such insurance policy. In accordance with the Companies Law, our Compensation Committee and the Board respectively approved, in meetings held in November 2014, the purchase of D&O liability insurance which complies with the requirements of the Compensation Policy. In these November 2014 meetings, our Audit Committee and Board also approved, in accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the inclusion of Michael Federmann and David Federmann (who may be considered direct or indirect controlling shareholders of the Company) and of Bezhalel Machlis, our President and CEO, in the D&O liability insurance policy to be purchased by the Company for the Company’s other directors and officers. As of March 15, 2016, the D&O policy’s limit of liability was $70 million and the annual premium was $400.000.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each, of which 42,735,761 ordinary shares were issued and outstanding as of March 15, 2016. All issued and outstanding ordinary shares are fully paid and non-assessable.

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

A change of Elbit Systems’ share capital, by way of increasing the share capital, creation of new shares or cancellation of unissued registered shares (if there is no undertaking to allot such shares), requires a change to our Articles of Association and as such requires the vote of a special majority of the shareholders participating in a general meeting of shareholders (see “General Meetings of Shareholders” below.)

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

The quorum required for a meeting of shareholders, except in the case of certain extraordinary meetings convened in special circumstances, consists of at least two shareholders present in person or by proxy or other voting instrument and holding or representing between them at least one-third of the voting power. The chair of our Board presides at each of our shareholders’ meetings. A meeting adjourned for lack of a quorum will be adjourned to the same day in the following week, at the same time and place, or to the day, time and place that the Board determines, with notice to the shareholders. At the reconvened meeting, if a quorum is not present within one-half hour from the time appointed for holding the adjourned meeting, the required quorum then is two shareholders, present in person or by proxy or other voting instrument, representing at least 10% of the voting power. Nasdaq Listing Rule 5620(c) provides that a company listed on the Nasdaq Global Select Market should have a quorum requirement for shareholder meetings of at least one-third of the company’s outstanding common voting stock. As described above, our general quorum requirement is consistent with the Nasdaq Listing Rule. However, in the case of an adjourned meeting, our Articles of Association, consistent with what is permissible under the Companies Law, provide for a 10% quorum requirement.

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

Except for certain specified exemptions under the Companies Law, audit committee approval is required for extraordinary transactions, as defined by criteria established by the audit committee, with a controlling shareholder or in which a controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, and an engagement of a public company with a controlling shareholder or his or her relative, directly or indirectly, including through a company controlled by such person, regarding the grant of services to the applicable company (and regarding his or her Employment Terms if the controlling shareholder is an employee of the company but he or she is not an Office Holder). If the controlling shareholder is an Office Holder, his or her Employment Terms must be approved by the compensation committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority vote, provided that either:

•
such majority includes a majority of the total votes of shareholders who are not controlling shareholders and have no Personal Interest in the approval of the transaction and who participate in the voting, in person, by proxy or by written ballot, at the meeting (abstentions not taken into account); or

•
the total number of votes of shareholders mentioned above (i.e., shareholders who are not controlling shareholders and do not have a Personal Interest in the approval of the relevant arrangement and who participate in the voting) that are voted against the transaction does not represent more than 2% of the total voting rights in the company.

In addition, the Companies Law requires that, except for certain exemptions, transactions with a controlling shareholder whose terms are for a period of more than three years must be re-approved in same manner for every three-year period.

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

Exchange Controls and Other Limitations Affecting Security Holders

Non-residents of Israel may freely hold and trade our ordinary shares under general and specific permits issued under the Israeli Currency Control Law, 1978 (the Currency Control Law). Our Memorandum of Association and Articles of Association do not restrict the ownership of ordinary shares by non-residents of Israel. Neither the Memorandum of Association and Articles of Association nor Israeli law restrict the voting rights of non-residents.

Under the general permit given pursuant to the Currency Control Law, non-residents of Israel who buy our ordinary shares inside or outside of Israel with any foreign currency are able to receive a number of types of distributions in freely repatriable U.S. dollars or specified other currencies. These distributions include dividends, proceeds from the sale of shares and any amounts payable in the event of the dissolution, liquidation or winding-up of Elbit Systems.

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

General Corporate Tax in Israel

Generally, Israeli companies were subject to corporate tax on taxable income and capital gains at the rate of 26.5% for the 2015 tax year. The corporate income tax rates for the 2014 and 2013 tax years were 26.5% and 25%, respectively. In January 2016, the Knesset approved a reduction of the corporate tax rate to 25% effective as of January 1, 2016.

Under the Israeli Tax Ordinance, 1961 (the Ordinance) transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arm’s-length principle and reported and taxed accordingly.

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

Industry Encouragement. Under the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income (determined in Israeli currency) in a given tax year, with some exceptions, comes from “Industrial Enterprises” owned by that company. An Industrial Enterprise is defined as an enterprise whose primary activity in a particular tax year is industrial manufacturing activity. We believe Elbit Systems qualifies as an Industrial Company. See further Item 18. Financial Statements - Note 18(A)(2).

Investment Law. The Israeli Law for the Encouragement of Capital Investments, 1959 (the Investment Law) provides tax benefits to companies that make capital investments in eligible fixed assets. Under the Investment Law, subject to applicable conditions, companies could apply to receive “Approved Enterprise”, “Privileged Enterprise” or "Preferred Enterprise" status, each of which provides various tax benefits. See Item 18. Financial Statements - Note 18(A)(3).

Capital Gains to a Shareholder

Capital gains to Israeli residents. Starting January 1, 2012, the tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of our ordinary shares) is 25%, and 30% to an individual “principal” shareholder. As of January 1, 2013, the capital gains tax rate increased by 2% in the event the individual's taxable income in any tax year exceeds NIS 810,720 (approximately $208,000) (linked to the CPI each year) including capital gains from marketable securities, dividends and interest income. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

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

Income tax for non-residents of Israel. Non-residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). Effective January 1, 2012, the tax rate on dividend income to a "non-principal" non-resident of Israel shareholder is 25% and 30% to a "principal" shareholder (including a foreign company as opposed to an Israeli company). The paying company withholds at source income tax at the rate of 25% for a “non-principal” shareholder, or 30% for a "principal" shareholder. A company whose stock is traded on a stock exchange will withhold tax at the rate of 25% from dividends paid to a "principal" shareholder for shares registered and held by a registration company, unless a lower rate is applicable under a double taxation treaty. Accordingly, Elbit Systems withholds income tax at the source. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Privileged Enterprise or Preferred Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period (this limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law). Following the enactment of the National Priorities Law, effective January 1, 2014, dividends distributed from "Preferred Income" under a Preferred Enterprise status are subject to a withholding tax rate of 20% (unless a lower treaty rate applies). These rates are the final taxes in Israel on dividends for individual and corporate non-residents of Israel. Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income. This includes income from Israeli derived interest, dividends and royalties.

Taxation of Interest Income of Holders of Series A Notes

Income tax for Israeli residents. Israeli resident individuals are tax exempt on the linkage differences derived from the debenture principal, under certain conditions. An individual is taxable at a rate of 15% on interest or discount fees originating from debentures which are not linked to the index, whether in whole or in part, such as the Series A Notes. Effective January 1, 2012, the tax rate on interest income or discount fees originating from fully index-linked debentures, including debentures linked to a foreign currency, is 25% in case of a "non-principal" note holder. These tax rates will not apply if any of the following conditions are met: (1) the interest represents income from a “business” or is recorded in the individual’s books of account or is required to be so recorded; (2) the individual has claimed deduction of linkage differences and interest expenses on the debentures; (3) the individual is a “principal” individual note holder; or (4) the individual is employed by a corporation that paid the interest, is a supplier of goods or services to the corporation or has other special relations with the corporation, unless the tax assessing officer is satisfied that the interest rate has been established in good faith and regardless of the existence of any such relations between the individual and the corporation. In these cases, the individual will be taxed at the marginal tax rate. The paying company will deduct tax at a rate of 15% on interest in respect of unlinked debentures, such as the Series A Notes, and at a rate of 25% in the case of linked debentures. The maximum tax rate will apply in the case of an individual who is a "principal" individual note holder, an individual employed by the interest-paying-corporation or a supplier of goods or services to the corporation. The tax rate applicable to interest income (including linkage differences) or discount fees of an Israeli resident corporation is the corporate tax rate. The paying company will deduct tax at the corporate tax rate.

Income tax for foreign residents. Interest, discount fees or linkage differences paid to a foreign resident on debentures listed on the TASE and issued by an Israeli resident corporation, such as our Series A Notes, are typically exempt from Israeli tax, provided that the income is not produced by the foreign resident’s permanent establishment in Israel. The tax exemption will not apply in the following circumstances: (1) the foreign resident is a “principal” shareholder or note holder of the issuing company; (2) the foreign resident is a relative, as defined in the Ordinance, of the issuing company; (3) the foreign resident is an employee, a supplier of goods or services or has special relations with respect to the issuing company (unless it is demonstrated that the interest rate or discount fees have been determined in good faith and regardless of the existence of any special relations); or (4) the foreign resident company is held by Israeli residents. If the tax exemption does not apply as above, the tax rate applicable to interest income received by foreign residents (individuals and corporations) originating from securities will be established in accordance with the provisions of the Ordinance, or in accordance with the provisions of the relevant treaty for the avoidance of double taxation signed between the State of Israel and the foreign resident’s country of residence. In such case, the paying company will withhold tax according to the rates prescribed in the Ordinance as above, and this rate may be reduced subject to the relevant treaty for the avoidance of double taxation. As indicated above, the Series A Notes are not registered under the Securities Act and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” under the Securities Act) without registration under the Securities Act or an exception from the registration requirements of the Securities Act.

Israeli Tax on United States Shareholders

Dividends paid by Elbit Systems to an individual shareholder resident in the United States are generally subject to withholding tax deducted at source in Israel. Israel and the United States are parties to a tax treaty. Under the treaty, the withholding tax rate on a dividend is normally 25%, or 15% in connection with an Approved Enterprise, Privileged Enterprise or Preferred Enterprise. (See above “Investment Law.”)

A U.S. corporation would have a reduced withholding tax rate of 15% on dividends if it were to own 10% or more of Elbit Systems’ voting shares under specified conditions. The reduced withholding tax rate on the dividend would be 12.5%. The U.S. corporation must own at least 10% of the voting shares during a portion of Elbit Systems’ tax year in which the payment of the dividend occurs but prior to the payment date and during the entire prior tax year. The reduced rate is also subject to two other conditions. First, not more than 25% of Elbit Systems’ gross income for the prior tax year may consist of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries. Second, the dividend may not be derived from income during any period for which Elbit Systems is entitled to the reduced tax rate applicable to an Approved Enterprise / Privileged Enterprise.

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

Certain U.S. Shareholders (including individuals) are eligible for reduced U.S. federal income tax rates in respect of “qualified dividend income.” Subject to applicable limitations, qualified dividend income included in income after December 31, 2012 is generally subject to U.S. federal taxation at a maximum rate of 15%, or 20% in the case of taxpayers with annual taxable income that exceeds certain thresholds. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Shareholder meets certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either: (i) the shares with respect to which the dividend has been paid are readily tradeable on an established securities market in the United States; or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty , which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares should constitute qualified dividend income for U.S. federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. Shareholders. Each individual U.S. Shareholder of ordinary shares is urged to consult his or her own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his or her own particular situation and regarding the computations of his or her foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

Medicare Tax

Non-corporate U.S. Shareholders may be subject to an additional 3.8% surtax on all or a portion of "net investment income", which generally may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. Shareholders are urged to consult their own tax advisors regarding the applicability of the Medicare tax to their investment in our shares.

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

U.S. Shareholders who hold ordinary shares through an Israeli stockbroker or other Israeli intermediary may be subject to an Israeli withholding tax on any capital gains recognized if the U.S. Shareholder does not obtain approval of an exemption from the Israeli Tax Authorities. U.S. Shareholders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available generally will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. U.S. Shareholders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

If a U.S. Shareholder receives NIS upon the sale of ordinary shares, that U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into U.S. dollars.

Passive Foreign Investment Company rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties - other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person - or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2015. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Shareholder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

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

We use currency hedging contracts and other derivatives instruments to limit our exposure to exchange rate fluctuations related to payroll expenses incurred in NIS. The objective of the foreign exchange contracts is to better ensure that the U.S. dollar-equivalent cash flows are not adversely affected by changes in U.S. dollar/foreign currency exchange rates. In accordance with ASC 815 “Derivatives and Hedging”, these contracts are designated as cash flow hedges. The gain on the effective portion of a cash flow hedge is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues and to contract expenses when the hedged exposure affects revenues or contract expenses, or as financial expenses, if the hedged transaction becomes probable of not occurring. Any gain or loss after a hedge is de-designated, because the hedged transaction is no longer probable of occurring or related to an ineffective portion of a hedge, is recognized in “financial expenses, net” in our consolidated statements of income.

As of December 31, 2014 and December 31, 2015, the notional amount of our outstanding forward contracts was $913.7 million and $937.2 million, respectively. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivatives instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2015. The table does not include information regarding the cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes.

	Maturity Date - Notional Amount
	2016	2017	2018	2019	2020 onwards	Total	Fair Value at December 31, 2015
	( US dollars in millions)
Sell US$ and buy:
EUR	96.9	20.7	5.9	4.0	0.5	132.2	8.9
GBP	20.0	14.5	0.9	—	—	35.5	1.6
NIS	694.2	3.3	—	—	—	697.5	3.0
Other currencies	2.1	—	0.2	—	—	2.2	—
Total	813.2	39.9	9.9	4.0	0.5	867.4	13.5

	Maturity Date - Notional Amount
	2016	2017	2018	2019	2020 onwards	Total	Fair Value at December 31, 2015
	( US dollars in millions)
Buy US$ and sell:
EUR	39.2	6.0	0.7	0.1	—	46.1	(2.3)
GBP	7.6	3.2	—	—	—	10.8	(0.5)
Other currencies	9.6	2.9	0.5	—	—	12.9	—
Total	56.4	12.1	1.1	0.1	—	69.8	(2.8)

At December 31, 2015, a 5% and 10% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in an increase in our unrealized losses of $27.8 and $52.5 million, respectively, and a 5% and 10% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in a decrease in our unrealized losses of $31.2 and $66.5 million, respectively. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, most of such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2015, our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans and Series A Notes. Our deposits are mainly in U.S. dollars.

In June 2010, we issued NIS 1.1 billion (approximately $283 million) of Senior A Notes in a public offering on the TASE, These Senior A Notes are payable in ten equal annual installments on June 30 of each of the years 2011 through 2020 and bear a fixed interest rate of 4.84% per annum, payable semi-annually on June 30 and December 30 of each of the years 2010 through 2020. In March 2012, we issued through a public offering on the TASE additional Series A Notes in the aggregate principal amount of NIS 807 million (approximately $217 million), and in May 2012, we issued additional Series A Notes in an aggregate principal amount of NIS 92 million (approximately $24 million) through a private placement to Israeli institutional investors. As of December 31, 2014 and December 31, 2015, the total principal amount of the Series A Notes was $323.9 million and $269.0 million, respectively.

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

Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. At December 31, 2015, a hypothetical 1% (100 basis points) increase in the then current interest rates would not have had a material impact on our financial results.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2015, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013 Framework).” Based on this assessment, management believes that, as of December 31, 2015, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Kost Forer Gabbay & Kasierer (Kost), an independent registered public accounting firm in Israel and a member of Ernst & Young Global (EY), as stated in their report included in Item 18. Financial Statements.

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

Item 16A.    Audit Committee Financial Expert.

Yehoshua Gleitman and Yigal Ne’eman, members of our Audit Committee, each meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and each of their designations as an Audit Committee Financial Expert has been ratified by the Board. They are each “independent”, as that term is defined in the Nasdaq listing standards.

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

Item 16C.    Principal Accountant Fees and Services.

At the annual general shareholders meeting held in September 2015, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2015	2014
	(U.S. dollars in thousands)
Audit Fees	$2,784	$2,813
Tax Fees	263	365
Other Fees	222	267
Total	$3,269	$3,445

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

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2015 or fiscal year 2014.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform permitted audit and non-audit services. Under this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a range of specific audit and non-audit services in the categories of Audit Services, Audit-Related Services, Tax Services and other services that may be performed by our independent accountants, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. The Audit Committee is notified periodically and before commencement of any work in these categories. Any proposed services exceeding the pre-approved fees or which includes other scope of work requires specific pre-approval by the Audit Committee. Accordingly, all of the above-mentioned independent auditor fees were pre-approved by our Audit Committee.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Reference is made to the disclosure relating to changes in shareholdings of major shareholders in Item 7 of this annual report on Form 20-F.

No shares were repurchased by Elbit Systems during 2015.

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

Item 19.    Exhibits.

(a)    Index to Financial Statements

(b)    Exhibits

1.1	Elbit Systems’ Memorandum of Association(1)

1.2	Elbit Systems’ Restated Articles of Association(2)

4.1	Elbit Systems 2007 Stock Option Plan, as amended(3)

4.2	Item 1 of Elbit Systems Proxy Statement dated February 2, 2016 Regarding Approval of the Terms of Office and Employment of the Company's President and Chief Executive Officer
8	Significant Operating Subsidiaries of Elbit Systems

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer

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

Date: March 21, 2016

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of and for the year ended December 31, 2015

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of and for the year ended December 31, 2015
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2 - F - 3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 4 - F - 5

Consolidated Statements of Income	F - 6

Consolidated Statements of Comprehensive Income	F - 7

Statements of Changes in Equity	F - 8 - F - 10

Consolidated Statements of Cash Flows	F - 11 - F - 12

Notes to the Consolidated Financial Statements	F - 13 - F - 65

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule listed in the index at Item 19. These consolidated financial statements and schedule are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elbit Systems and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 21, 2016 expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Tel Aviv, Israel
March 21, 2016

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) and subsidiaries internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems and subsidiaries' internal control over financial reporting based on our audit.

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

In our opinion, Elbit Systems and subsidiaries' maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, and our report dated March 21, 2016 expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global
Tel Aviv, Israel
March 21, 2016

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except per share data)

		December 31,
	Note	2015	2014

CURRENT ASSETS:
Cash and cash equivalents		$299,322	$200,407
Short-term bank deposits		20,266	79,369
Available-for-sale marketable securities	(9)	12,836	26,150
Trade and unbilled receivables, net	(3)	941,913	928,757
Other receivables and prepaid expenses	(4)	171,359	145,562
Inventories, net of customer advances	(5)	837,111	868,799
Total current assets		2,282,807	2,249,044

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	(6)	132,718	125,433
Long-term trade and unbilled receivables	(7)	152,463	212,725
Long-term bank deposits and other receivables	(8)	15,765	18,081
Deferred income taxes, net	(18F)	52,619	60,224
Severance pay fund	(2R)	270,151	276,707
		623,716	693,170

PROPERTY, PLANT AND EQUIPMENT, NET	(10)	449,759	441,535

GOODWILL	(11)	622,654	504,611

OTHER INTANGIBLE ASSETS, NET	(11)	147,622	132,921

Total assets		$4,126,558	$4,021,281

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except per share data)

		December 31,
	Note	2015	2014

CURRENT LIABILITIES:
Short-term bank credit and loans	(12)	$—	$557
Current maturities of long-term loans and Series A Notes		113,359	81,958
Trade payables		347,366	369,659
Other payables and accrued expenses	(13)	739,867	758,760
Customer advances in excess of costs incurred on contracts in progress	(14)	437,202	413,223
Total current liabilities		1,637,794	1,624,157

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(15)	165,971	220,716
Series A Notes, net of current maturities	(16)	226,758	293,923
Employee benefit liabilities	(2R)	381,641	396,639
Deferred income taxes and tax liabilities, net	(18F)	44,738	68,435
Customer advances in excess of costs incurred on contracts in progress	(14)	167,601	120,299
Other long-term liabilities		99,668	58,217
Total long-term liabilities		1,086,377	1,158,229

COMMITMENTS AND CONTINGENT LIABILITIES	(20)

EQUITY:	(21)
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2015 and 2014; Issued 44,138,989 and 44,094,416 shares as of December 31, 2015 and 2014, respectively; Outstanding 42,730,068 and 42,685,495 shares as of December 31, 2015 and 2014, respectively		12,341	12,330
Additional paid-in capital		261,421	259,677
Treasury shares – 1,408,921 as of December 31, 2015 and 2014.		(40,428)	(40,428)
Accumulated other comprehensive loss		(71,610)	(96,583)
Retained earnings		1,232,610	1,091,671
Total Elbit Systems Ltd. equity		1,394,334	1,226,667
Non-controlling interests		8,053	12,228
Total equity		1,402,387	1,238,895

Total liabilities and equity		$4,126,558	$4,021,281

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2015	2014	2013
Revenues	(22)	$3,107,581	$2,958,248	$2,925,151
Cost of revenues		2,210,528	2,133,151	2,100,304
Gross profit		897,053	825,097	824,847
Operating expenses:
Research and development, net	(23)	243,416	228,011	220,482
Marketing and selling, net		239,366	216,537	235,466
General and administrative, net		145,693	139,634	129,507
Other operating income, net	(1D)	—	(5,951)	—
Total operating expenses		628,475	578,231	585,455

Operating income		268,578	246,866	239,392
Financial expenses, net	(24)	(20,240)	(47,498)	(37,310)
Other income, net	(25)	216	120	937
Income before income taxes		248,554	199,488	203,019
Income taxes	(18D)	46,235	25,624	25,313
		202,319	173,864	177,706

Equity in net earnings of affiliated companies and partnerships	(6B)	4,542	5,549	13,032
Income from continuing operations		206,861	179,413	190,738
Income from discontinued operations, net	(1C)	—	—	681
Net income		$206,861	$179,413	$191,419
Less: net income attributable to non-controlling interests		(4,352)	(8,433)	(8,002)
Net income attributable to Elbit Systems Ltd.’s shareholders		$202,509	$170,980	$183,417

Earnings per share attributable to Elbit Systems Ltd.’s shareholders:	(21)
Basic net earnings per share:
Continuing operations		$4.74	$4.01	$4.34
Discontinued operations		—	—	0.01
Total basic net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$4.74	$4.01	$4.35

Diluted net earnings per share:
Continuing operations		$4.74	$4.01	$4.33
Discontinued operations		—	—	0.01
Total diluted net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$4.74	$4.01	$4.34

Weighted average number of shares used in computation of basic net earnings per share		42,711	42,654	42,139
Weighted average number of shares used in computation of diluted net earnings per share		42,733	42,677	42,295

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars (In thousands, except per share data)

	Year ended December 31,
	2015	2014	2013
Net income	$206,861	$179,413	$191,419
Other comprehensive income (loss), net of tax (benefits) expenses in the amounts of $9,209 , $20,471 and $11,241 for the years 2015, 2014 and 2013 respectively:
Foreign currency translation differences	(13,917)	(22,155)	7,190
Unrealized gains (losses) on derivative instruments, net of tax	30,632	(20,582)	(16,301)
Pension and post-retirement benefit plans, net of tax	7,892	(29,210)	16,921
Unrealized gains (losses) on available-for-sale marketable securities, net of tax	(59)	(200)	1,059
	24,548	(72,147)	8,869
Total comprehensive income	231,409	107,266	200,288
Less: comprehensive income attributable to non-controlling interest	(3,927)	(7,650)	(8,546)
Comprehensive income attributable to Elbit Systems Ltd.'s shareholders	$227,482	$99,616	$191,742

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except per share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2013	41,881,745	$12,105	$237,234	$(33,544)	$841,748	$(40,428)	$33,511	$1,050,626

Exercise of options	705,754	197	18,167	—	—	—	—	18,364

Stock-based compensation	—	—	440	—	—	—	—	440

Dividends paid	—	—	—	—	(50,649)	—	(24,900)	(75,549)

Other comprehensive income, net of tax expense of $11,241	—	—	—	8,325	—	—	544	8,869

Net income attributable to non-controlling interests	—	—	—	—	—	—	8,002	8,002

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	183,417	—	—	183,417

Balance as of December 31, 2013	42,587,499	$12,302	$255,841	$(25,219)	$974,516	$(40,428)	$17,157	$1,194,169

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except per share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2014	42,587,499	$12,302	$255,841	$(25,219)	$974,516	$(40,428)	$17,157	$1,194,169

Exercise of options	97,996	28	3,514	—	—	—	—	3,542

Stock-based compensation	—	—	322	—	—	—	—	322

Purchase of subsidiaries shares from non-controlling interest, net	—	—	—	—	—	—	1,873	1,873

Dividends paid	—	—	—	—	(53,825)	—	(14,452)	(68,277)

Other comprehensive income, net of tax benefit of $20,471	—	—	—	(71,364)	—	—	(783)	(72,147)

Net income attributable to non-controlling interests	—	—	—	—	—	—	8,433	8,433

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	170,980	—	—	170,980

Balance as of December 31, 2014	42,685,495	$12,330	$259,677	$(96,583)	$1,091,671	$(40,428)	$12,228	$1,238,895

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except per share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2015	42,685,495	$12,330	$259,677	$(96,583)	$1,091,671	$(40,428)	$12,228	$1,238,895

Exercise of options	44,573	11	1,605	—	—	—	—	1,616

Stock-based compensation	—	—	139	—	—	—	—	139

Dividends paid	—	—	—	—	(61,570)	—	(8,222)	(69,792)

Purchase of subsidiaries shares, net	—	—	—	—	—	—	120	120

Other comprehensive income, net of tax expenses of $9,209	—	—	—	24,973	—	—	(425)	24,548

Net income attributable to non- controlling interests	—	—	—	—	—	—	4,352	4,352

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	202,509	—	—	202,509

Balance as of December 31, 2015	42,730,068	$12,341	$261,421	$(71,610)	$1,232,610	$(40,428)	$8,053	$1,402,387

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands, except per share data )

	Year ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$206,861	$179,413	$191,419
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	122,354	122,408	129,348
Write-off impairment and discontinued operations, net	—	—	254
Stock-based compensation	139	322	440
Amortization of Series A Notes discount (premium) and related issuance costs, net	(92)	(91)	(92)
Deferred income taxes and reserve, net	15,928	(47,456)	221
Loss (gain) on sale of property, plant and equipment	1,742	(3,266)	(147)
Loss (gain) on sale of investments	33	(4,957)	873
Equity in net earnings of affiliated companies and partnerships, net of dividend received(*)	19,999	7,449	468
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	31,860	(67,177)	(108,337)
Decrease (increase) in inventories, net	39,801	(112,747)	(4,785)
Increase (decrease) in trade payables, other payables and accrued expenses	(74,280)	81,687	55,935
Severance, pension and termination indemnities, net	(799)	6,282	(3,595)
Increase (decrease) in advances received from customers	71,282	15,970	(95,027)
Net cash provided by operating activities	434,828	177,837	166,975

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(99,175)	(71,211)	(63,019)
Acquisitions of subsidiaries and business operations (Schedule A)	(141,436)	787	—
Investments in affiliated companies and other companies	(23,852)	(4,620)	(6,222)
Proceeds from sale of property, plant and equipment	11,563	24,969	3,755
Proceeds from sale of investments	—	110	3,550
Investment in long-term deposits	(396)	(796)	(2,076)
Proceeds from sale of long-term deposits	721	790	795
Investment in short-term deposits and available-for-sale marketable securities	(57,175)	(89,521)	(52,975)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	128,187	59,374	42,899
Net cash used in investing activities	(181,563)	(80,118)	(73,293)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	1,616	3,542	18,364
Repayment of long-term loans	(226,635)	(345,839)	(230,532)
Proceeds from long-term loans	196,550	376,500	242,247
Repayment of Series A Notes	(55,532)	(55,532)	(55,535)
Dividends paid (**)	(69,792)	(68,277)	(75,549)
Change in short-term bank credit and loans, net	(557)	557	(181)
Net cash used in financing activities	(154,350)	(89,049)	(101,186)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	98,915	8,670	(7,504)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$200,407	$191,737	$199,241
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$299,322	$200,407	$191,737

(*) Dividend received from affiliated companies and partnerships	$24,541	$12,998	$13,500

(**) Dividends paid in 2015 and 2014 included approximately $8,222 and $14,452, respectively, in dividends paid by a subsidiary to non-controlling interests.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands, except per share data )

SUPPLEMENTAL CASH FLOW ACTIVITIES:
	Year ended December 31,
	2015	2014	2013
Cash paid during the year for:
Income taxes, net	$37,410	$17,347	$33,223

Interest	$3,631	$5,078	$6,046

	Year ended December 31,
	2015	2014	2013

Schedule A: Acquisitions of subsidiaries and business operations
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$(7,210)	$(1,143)	$—
Property, plant and equipment	3,368	213	—
Other long-term assets	(250)	(9,791)	—
Goodwill and other intangible assets	183,718	12,422	—
Deferred income taxes	2,606	(1,001)	—
Long-term liabilities	(40,796)	—	—
Non-controlling interest	—	(1,487)	—
	$141,436	$(787)	$—

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.    GENERAL DESCRIPTION

Elbit Systems Ltd. (“Elbit Systems” or the "Company") is an Israeli corporation that is 45.82% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the fields of defense, homeland security and commercial aviation. Elbit Systems’ principal wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Elop Ltd. (“Elop”), Elbit Systems Land and C4I Ltd. (“ESLC”), Elbit Systems EW and SIGINT - Elisra Ltd. (“Elisra”) and CYBERBIT Ltd. (“CYBERBIT”).

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

C.    DISCONTINUED OPERATIONS

A U.S. company (“Subsidiary A”) was held approximately 59.4% by the Company through another U.S. wholly-owned subsidiary. The two companies were acquired by the Company in the fourth quarter of 2010. During 2011, the Company recognized an impairment loss of approximately $16,000 on its holdings in Subsidiary A, of which approximately $9,500 was attributable to the Company and approximately $6,500 was attributable to the non-controlling interest. Since the acquisition date, Company’s management was committed to selling its holdings in Subsidiary A. Accordingly, Subsidiary A was classified in the consolidated financial statements as held-for-sale, discontinued operations, in accordance with the criteria set in ASC 360-10-45-9, and the operating results, and the cash flows for the year ended at December 31, 2013, was classified as discontinued operations, in accordance with ASC 205-20, “Discontinued Operations”. In the second quarter of 2013 the Company sold its holdings in Subsidiary A and recognized a gain of approximately $700 in discontinued operations.The results of operations and cash flows of the discontinued operations, for the year ended December 31, 2013, were immaterial.

D.    SALE OF CERTAIN ASSETS

In 2013, the Company's wholly-owned U.S. subsidiary ESA sold certain assets related to cabin pressurization control systems, which were part of its commercial aviation systems activities. As a result of the sale, the Company recorded an operating pre-tax gain of $3,800 which was included as a reduction in cost of revenues.

In 2014, the Company's wholly-owned subsidiary, ESA, sold certain assets related to high-speed machinery product line. As a result of the sale, the Company recorded an operating pre-tax loss of $4,600, which was included in cost of revenues.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL (Cont.)

E.	ACQUISITIONS AND INVESTMENTS

In April 2015, the Company completed the acquisition of a 100% interest in an Israeli company for a purchase price of approximately $24,000. Based on a purchase price allocation ("PPA") performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $8,300) and to other intangible assets (approximately $9,300). The results of operation of the acquired company were consolidated in the Company's financial statements commencing the date of acquisition.The effect on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality.

In July 2015, the Company's subsidiary CYBERBIT completed the acquisition of the Cyber and Intelligence division of Nice Systems Ltd. ("Nice"), an Israeli based company, for a total consideration of approximately $154,000, of which approximately $40,000 is contingent consideration, which may become payable on the occurrence of certain future events. The acquired Cyber Intelligence business specializes in communication interception and analysis.

Based on a PPA performed by an independent adviser, the purchase price was attributed to the fair value of assets acquired and liabilities assumed from Nice as follows:

	Fair value	Expected useful lives
Net tangible assets and liabilities assumed (current and non-current)	$(10,287)
Technology	31,997	7.5 years
IPR&D	714	2.5 years
Customer relationships	9,127	8.5 years
Backlog	11,689	5.5 years
Goodwill	111,142
	$154,382

The results of operation of the acquired business were consolidated in the Company's financial statements commencing on the date of acquisition. The effect on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality.
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

In October 2010, a wholly-owned Israeli subsidiary completed an acquisition of 100% interest in another wholly-owned Israeli subsidiary ("Subsidiary C") and recorded a contingent consideration payable subject to the occurrence of certain future events during a period of four years (the "period"). Following the lapse of the period in 2014, and as a result of the non-occurrence of certain events, the Company de-recognized the contingent consideration of approximately $5,000, recorded in other operating income, net.

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

The following table displays the changes in other comprehensive income (loss), net of taxes, in the amount of $24,973 and $71,364 for the years ended December 31, 2015 and December 31, 2014, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of December 31, 2014	$(22,112)	$87	$(54,643)	$(19,915)	$(96,583)
Other comprehensive income (loss) before reclassifications	7,309	2	4,063	(13,492)	(2,118)
Amount reclassified from accumulated other comprehensive income (loss)	23,323	(61)	3,829	—	27,091
Net current-period other comprehensive loss	30,632	(59)	7,892	(13,492)	24,973
Balance as of December 31, 2015	$8,520	$28	$(46,751)	$(33,407)	$(71,610)

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of December 31, 2013	$(1,530)	$287	$(25,433)	$1,457	$(25,219)
Other comprehensive income before reclassifications	(25,079)	70	(30,439)	(21,372)	(76,820)
Amount reclassified from accumulated other comprehensive income (loss)	4,497	(270)	1,229	—	5,456
Net current-period other comprehensive loss	(20,582)	(200)	(29,210)	(21,372)	(71,364)
Balance as of December 31, 2014	$(22,112)	$87	$(54,643)	$(19,915)	$(96,583)

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

•
Labor overhead is generally included on the basis of updated hourly rates and is allocated to each project according to the amount of hours expended. Material overhead is generally allocated to each project based on the value of direct material that is charged to the project.

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g. budgets, business plans, financial statements, etc.). During 2015 and 2014, no material impairment was recognized.

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

Subsidiary E is an Israeli limited partnership and considered to be a VIE. Although the Company currently holds a 100% voting interest in Subsidiary E, the Company is obligated under the partnership agreement to transfer 50% of the ownership to its partner. As the Company holds 50% of the contractual rights in Subsidiary E and is the primary beneficiary, Subsidiary E is consolidated in the Company’s financial statements.

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

Recoverability of assets (or assets group) to be held and used is determined by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount is higher, an asset is deemed to be impaired and the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2013, an impairment charge in the amount of approximately $900 was recognized. For the years ended December 31, 2015 and 2014 , no material impairment was identified.

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

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2015, no material impairment losses were identified.

As required by ASC 820, “Fair Value Measurement”, the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

R.    SEVERANCE PAY

Elbit Systems’ and its Israeli subsidiaries’ obligations for severance pay are calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and are presented on an undiscounted basis (the “Shut Down Method”). Subject to certain conditions, employees are entitled to one month’s salary for each year of employment or a portion thereof. The obligation is funded by monthly deposits through insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company’s balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or losses) accumulated to balance sheet date.

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

Severance pay expenses for the years ended December 31, 2015, 2014 and 2013 amounted to approximately $47,407, $49,243 and $54,544, respectively.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

The nature of the Company's numerous contracts is such that refinements of the estimated performance costs or revenues for a project may occur for various reasons, including: change orders, contract price adjustments, significant technical and development matters encountered during performance and provision for loss and contract costs changes that may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract estimated costs at completion ("EAC"); or (b) new or unforeseen risks or change in the performance cost estimates must be incorporated into the contract EAC. In addition, anticipated losses on contracts are recognized when determined to be probable.

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

The Company's COR included net EAC adjustments resulting from changes in performance cost estimates of approximately $2,600 (0.12% of COR and 0.29% of gross profit), $26,900 (1.26% of COR and 3.26% of gross profit) and $5,300 (0.25% of COR and 0.64% of gross profit) for the years ended December 31, 2015, 2014 and 2013, respectively. Accordingly, during the above mentioned periods there were no material net EAC adjustments to COR.

These adjustments decreased our net income by approximately $2,100 ($0.05 per diluted share), $23,400 ($0.55 per diluted share) and $4,600 ($0.11 per diluted share) for the years ended December 31, 2015, 2014 and 2013, respectively.

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

Service revenues include contracts primarily for rendering of services not associated with design, development or manufacturing and production activities. Such revenues may be derived from a stand-alone service contract or a service element which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation contracts, outsourcing-type arrangements, maintenance contracts, training, installation services and similar items. Revenues from services were less than 10% of consolidated revenues in each of the years ended December 31, 2015, 2014 and 2013.

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

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the Balance Sheet, are as follows:

	2015	2014
Balance, at January 1	$197,463	$179,077
Warranties issued during the year	78,344	88,244
Reduction due to warranties forfeited or claimed during the year	(90,531)	(69,858)
Additions resulting from acquisitions	6,672	—
Balance, at December 31	$191,948	$197,463

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

The Company entered into foreign exchange forward contracts and cross currency interest rate swaps (together “derivative instruments”) intended to protect against the increase in the dollar equivalent value of forecasted non-dollar currency cash flows and interest as applicable. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency and interest rates exposures (see Note 2(AA)).

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

In connection with the issuance of Series A Notes in 2010 and in 2012 on the Tel Aviv Stock Exchange (see Note 16), the Company entered into cross-currency interest rate swap transactions with a notional principal of the NIS 1.1 billion and NIS 0.9 billion, respectively, to effectively hedge the effect of interest and exchange rate difference from the NIS Series A Notes. The cross-currency interest rate swap instruments effectively convert the fixed interest rate of the debt to a floating interest rate. The terms of the swap agreements substantially match the terms of the debt. Under the terms of the swap agreements, the Company receives interest payments semi-annually in NIS at an annual rate of 4.84% on the notional principal and pays interest semi-annually in U.S. dollars at an annual weighted rate of six-month LIBOR plus 1.84% on the notional principal.

In addition, in connection with a NIS loan received from a financial institution at a fixed interest rate of 3% in 2013, the Company entered into cross-currency interest rate swap transactions with a notional principal of NIS 440 million to effectively hedge the effect of interest and exchange rate differences from the NIS loan. Under the terms of the cross currency interest rate swap, the Company receives fixed NIS at a rate of 3% and pays interest semi-annually in USD LIBOR plus 1.35% on the notional principal.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.    STOCK-BASED COMPENSATION

The Company accounts for share-based arrangements under ASC 718, “Compensation – Stock Compensation”, which requires all share-based payments, including grants of employee stock options and grants under the Company's Phantom Bonus Retention Plan, to be recognized in the income statement based on their fair values.

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model with the following weighted average assumptions:

	2015 (*)	2014 (*)	2013
Dividend yield	—	—	2.56%
Expected volatility	—	—	34.29%
Risk-free interest rate	—	—	0.87%
Expected life	—	—	4 years
Forfeiture rate	—	—	0.56%
Suboptimal factor	—	—	1.75

(*) During 2015 and 2014 there were no grants.

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

As of December 31, 2015, the fair value of the Series A Notes, based on quoted market price on the Tel-Aviv Stock Exchange, was approximately $295,114.

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

The Company’s foreign currency derivative instruments are classified within Level 2 as valuation inputs are based on quoted prices and market observable data of similar instruments.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at
	December 31, 2015 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable securities:
Government bonds	$880	$—	$—
Corporate bonds	—	11,956	—
Foreign currency derivatives and option contracts	—	16,679	—
Cross-currency interest rate swap	—	10,858	—
Liabilities
Foreign currency derivative and option contracts	—	(8,289)	—
Cross-currency interest rate swap	—	(2,266)	—
Total	$880	$28,938	$—

	Fair value measurement at
	December 31, 2014 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable securities:
Government bonds	$1,465	$—	$—
Corporate bonds	—	24,685	—
Foreign currency derivatives and option contracts	—	13,558	—
Cross-currency interest rate swap	—	12,730	—
Liabilities
Foreign currency derivative and option contracts	—	(40,313)	—
Cross-currency interest rate swap	—	(4,529)	—
Total	$1,465	$6,131	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.    TRANSFERS OF FINANCIAL ASSETS

ASC 860, "Transfers and Servicing", establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to an Israeli financial institution. In 2015, the Company sold rights to receive payments from the Israeli Ministry of Defense ("IMOD") to an Israeli financial institution in a total amount of $42,631 (2014 - $161,693). Control and risk of these rights were fully transferred in accordance with ASC 860.

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

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was 0, 400 and 45,031 for the years 2015, 2014 and 2013, respectively.

AD.    TREASURY SHARES

Elbit Systems’ shares held by Elbit Systems and its subsidiaries are recognized at cost and presented as a reduction of shareholders’ equity.

AE.    RECENT ACCOUNTING PRONOUNCEMENTS

ASU 2015-17 - Income Taxes (Topic 740):
In November 2015, FASB issued guidance on balance sheet classification of deferred taxes. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

ASU 2015-16 - Business Combinations (Topic 805):
In September 2015, the FASB issued guidance on current accounting for measurement-period adjustments. The new guidance requires entities to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Measurement period adjustments were previously required to be retrospectively adjusted as of the acquisition date. The provisions of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (early adoption is permitted), and should be applied prospectively. The Company does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AE.    RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

ASU 2016-02 - Leases (Topic 842):
In February 2016, the FASB issued guidance on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e, lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840 "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

ASU 2015-11 - Inventory (Topic 330):
In July 2015, the FASB issued guidance on current accounting for inventory measurement. The new guidance requires entities to measure inventory at the lower of cost or net realizable value. Net realizable value is defined by the guidance as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

ASU 2015-15 - Interest-Imputation of Interest (Subtopic 835-30):
In April 2015, the FASB issued guidance on debt issuance costs. The guidance requires entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt in the balance sheet. This guidance does not contain guidance for debt issuance costs related to line-of-credit arrangements. Consequently, in August 2015, the FASB issued additional guidance to add paragraphs indicating that the SEC staff would not object to an entity deferring and presenting debt issuance costs related to line-of-credit arrangements as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015. The Company does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

ASU 2015-02 - Consolidation (Topic 810):
In February 2015, the FASB issued amended guidance on current accounting for consolidation of certain entities. Pursuant to this guidance, reporting enterprises should evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity (VIE), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. The guidance is effective for the interim and annual periods beginning on or after December 15, 2015. The Company does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AE.    RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

ASU 2014-09 - Revenue from Contracts with Customers (Topic 606):
In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted for the interim and annual periods beginning on or after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

AF.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 3 -     TRADE AND UNBILLED RECEIVABLES, NET

	December 31,
	2015	2014
Receivables (1)	$562,616	$556,950
Unbilled receivables	386,035	379,252
Less – allowance for doubtful accounts	(6,738)	(7,445)
	$941,913	$928,757

(1) Includes receivables due from affiliated companies	$76,598	$80,290

Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable include claims on items that the Company believes are earned, but are subject to uncertainty concerning their ultimate realization. Such amounts were not material as of the balance sheet date. Trade receivables and unbilled receivables, other than those detailed under Note 7, are expected to be billed and collected during 2016.

Short and long-term receivables and unbilled receivables include receivables due from the IMOD in the aggregate amounts of $520,176 and $526,280, as of December 31, 2015 and 2014, respectively.

As for long-term trade and unbilled receivables – see Note 7.

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2015	2014
Deferred income taxes, net	$36,561	$40,332
Prepaid expenses	41,216	40,826
Government institutions	54,562	29,806
Derivative instruments	16,679	13,558
Cross-currency interest rate swap	3,234	5,746
Other	19,107	15,294
	$171,359	$145,562

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 5 -    INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2015	2014
Cost incurred on long-term contracts in progress	$901,775	$939,599
Raw materials	124,475	105,908
Advances to suppliers and subcontractors	40,207	48,223
	1,066,457	1,093,730
Less -
Cost incurred on contracts in progress deducted from customer advances	78,623	80,331
Advances received from customers (*)	70,282	72,555
Provision for losses on long-term contracts	80,441	72,045
	$837,111	$868,799

(*)
The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (see Note 14).

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.    INVESTMENT IN AFFILIATED COMPANIES:

	December 31,
	2015	2014
Companies accounted for under the equity method	$126,059	$119,890
Companies accounted for on a cost basis	6,659	5,543
	$132,718	$125,433

B.    INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

	December 31,
	2015	2014
Subsidiary F (1)	$61,577	$75,765
Subsidiary G / Subsidiary H (2)	1,084	4,072
Subsidiary I (3)	18,847	16,434
Subsidiary J (4)	14,398	13,297
Subsidiary K (5)	20,000	—
Other	10,153	10,322
	$126,059	$119,890

(1)
Subsidiary F is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Subsidiary F is engaged in the development and production of various thermal detectors and laser diodes. Subsidiary F is jointly controlled and therefore is not consolidated in the Company’s financial statements. During 2015, the Company received a dividend in the amount of $20,000 from Subsidiary F.

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

(5)
Subsidiary K is a European company held 33% by the Company. During 2015, the Company, through a wholly-owned Israeli subsidiary, invested in Subsidiary K $20,000, which is engaged in the area of composite aero structure parts manufacturing for commercial aircraft.

(6)	Equity in net earnings of affiliated companies and partnerships is as follows:

	Year ended December 31,
	2015	2014	2013
Subsidiary F	$3,948	$2,758	$5,439
Subsidiary G / Subsidiary H	577	2,140	5,664
Other	17	651	1,929
	$4,542	$5,549	$13,032

(7)	The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,
	2015	2014
Current assets	$312,585	$261,182
Non-current assets	91,958	112,739
Total assets	$404,543	$373,921

Current liabilities	$142,662	$128,842
Non-current liabilities	15,049	36,942
Shareholders' equity	246,832	208,137
Total liabilities and equity	$404,543	$373,921

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.)

Income Statement Information:

	Year ended December 31,
	2015	2014	2013
Revenues	$250,499	$260,025	$351,183
Gross profit	$67,747	$72,631	$88,440
Net income	$13,920	$17,452	$27,151

(8)	See Note 20(E) for guarantees.

Note 7 -    LONG-TERM TRADE AND UNBILLED RECEIVABLES

	December 31,
	2015	2014
Receivables	$96	$459
Unbilled receivables	152,367	212,266
	$152,463	$212,725

The majority of the long-term unbilled receivables are expected to be billed and collected during the years 2017 - 2020. Long-term trade and unbilled receivables are mainly related to the IMOD.

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2015	2014
Restricted deposits with banks (1)	$652	$984
Cross-currency interest rate swap	7,624	6,984
Deposits with banks and other long-term receivables (2)	7,489	10,113
	$15,765	$18,081

(1)	Restricted deposits in respect of an issued bank guarantee

(2)
Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code in the amount of $6,790 and $7,054 as of December 31, 2015 and 2014, respectively (see Note 17)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 9 -     AVAILABLE-FOR-SALE MARKETABLE SECURITIES

As of December 31, 2015 and 2014, the fair value, amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$887	—	(7)	$880
Corporate debentures - fixed and floating interest rate	11,921	99	(64)	11,956
	$12,808	99	(71)	$12,836

	December 31, 2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$1,443	22	—	$1,465
Corporate debentures - fixed and floating interest rate	24,620	131	(66)	24,685
	$26,063	153	(66)	$26,150

The contractual maturities of the available-for-sale marketable securities in future years are as follows:

December 31, 2015
2016	$—
2017	2,974
2018	1,893
2019	5,179
2020 and after	2,002
$12,048

As of December 31, 2015 and 2014, interest receivable included in other receivables amounted to $155 and $214, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 10 -    PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost (1):
Land, buildings and leasehold improvements (2)	$434,763	$400,769
Instruments, machinery and equipment (3)	734,731	709,601
Office furniture and other	81,684	80,554
Motor vehicles and airplanes	63,669	77,622
	1,314,847	1,268,546
Accumulated depreciation	(865,088)	(827,011)
Depreciated cost	$449,759	$441,535

Depreciation expenses for the years ended December 31, 2015, 2014 and 2013 amounted to $74,239, $79,457 and $83,445, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $17,591 as of December 31, 2015 and 2014, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company:

	Israel(a)	U.S.(b)	Other Countries(c)
Owned	2,163,000 square feet	714,000 square feet	891,000 square feet
Leased	1,972,000 square feet	640,000 square feet	308,000 square feet

(a)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and a landing strip in various locations in Israel used by Elbit Systems’ Israeli subsidiaries.

(b)	Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of ESA primarily in Texas, New Hampshire, Florida, Alabama and Virginia.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Latin America, Australia and Asia.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $111,393 and $108,642 as of December 31, 2015 and 2014, respectively.

As for liens on assets – see Notes 20(H) and 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 11 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	Weighted average
	useful lives	December 31,
		2015	2014
Original cost:
Technology	12	$234,805	$198,240
Customer relations	12	170,692	160,331
Trademarks and other	11	158,666	143,094
		564,163	501,665
Accumulated amortization:
Technology		150,516	131,384
Customer relations		151,421	137,026
Trademarks and other		114,604	100,334
		416,541	368,744
Amortized cost		$147,622	$132,921

B.	AMORTIZATION EXPENSES
Amortization expenses amounted to $48,115, $42,951 and $45,903 for the years ended December 31, 2015, 2014 and 2013, respectively.

C.	AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS
The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2016		$37,561
2017		27,213
2018		21,206
2019		20,117
2020		13,760
2021	and thereafter	27,765
		147,622

D.    CHANGES IN GOODWILL
Changes in goodwill during 2015 were as follows:

2015
Balance, at January 1, 2015	$504,611
Additions	120,618
Net translation differences (1)	(2,575)
Balance, at December 31, 2015	$622,654

(1)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 12 -    SHORT-TERM BANK CREDIT AND LOANS

		December 31,
	Interest %	2015	2014
Short-term bank credit	1.85%	$—	$557
		$—	$557

Note 13 -    OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2015	2014
Payroll and related expenses	$160,413	$153,496
Provision for vacation pay (1)	44,477	48,314
Provision for income tax, net of advances	27,842	34,190
Other income tax liabilities	31,435	3,100
Value added tax (“VAT”) payable	13,651	18,333
Provision for royalties	36,105	34,467
Provision for warranty	199,449	205,020
Derivative instruments	8,289	40,313
Deferred income tax, net	545	3,237
Provision for losses on long-term contracts (2)	36,511	50,203
Other (3)	181,150	168,087
	$739,867	$758,760

(1)	Long-term provision for vacation pay as of December 31, 2015 and 2014 was $26,166 and $24,661, respectively, included in other long-term liabilities

(2)	Includes a provision of $4,949 as of December 31, 2015 and 2014, related to the cessation of a program with a foreign customer

(3)
Includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g., damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers

Note 14 -    CUSTOMER ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2015	2014
Advances received	$753,708	$686,408
Less -
Advances presented under long-term liabilities	167,601	120,299
Advances deducted from inventories	70,282	72,555
	515,825	493,554
Less -
Costs incurred on contracts in progress (See Note 5)	78,623	80,331
	$437,202	$413,223

As for guarantees and liens, see Notes 20(E), 20(H) and 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 15 -    LONG-TERM LOANS, NET OF CURRENT MATURITIES

				December 31,
	Currency	Interest %	Years of maturity	2015	2014
Long-term loans (*)	USD	Libor + 1.15%	2	$118,550	$126,000
	NIS (**)	0.8% - 4.62%	mainly 1-2	94,790	117,451
	Other	Libor+1.5% - Libor+3.28%	mainly 1-4	709	712
				214,049	244,163
Less: current maturities				48,078	23,447
				$165,971	$220,716
(*)    For covenants see Note 20(F).
(**)    Includes derivative instrument defined as hedge accounting. See Note 2(Y) and Note 2(AA).

As of December 31, 2015, the LIBOR semi-annual rate for long-term loans denominated in U.S. dollars was 0.85%.

The maturities of these loans for periods after December 31, 2015, are as follows:

2016 - current maturities	$48,078
2017	164,793
2018	664
2019 and after	514
$214,049

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES

	December 31,
	2015	2014
Series A Notes	$269,037	$323,991
Less – Current maturities	(65,281)	(58,511)
Carrying amount adjustments on Series A Notes (*)	22,589	27,938
Premium on Series A Notes, net	413	505
	$226,758	$293,923

(*)	As a result of fair value hedge accounting, described below and in Notes 2(Y) and 2(AA). The carrying value of the Series A Notes is adjusted for changes in the interest rates.

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

Note 16 -SERIES A NOTES, NET OF CURRENT MATURITIES (Cont.)

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

During the years ended December 31, 2015, 2014 and 2013, the Company recorded $6,812, $7,954 and $9,715, respectively, as interest expenses and $92, $91 and $92, respectively, as amortization of debt issuance costs and premium, net, on the Series A Notes.

The Company also entered into 10-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2010 NIS Series A Notes. Under the cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 1.1 billion and pays floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.83% at December 31, 2015) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

In April 2012 and May 2012, the Company entered into cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2012 issuance of Series A Notes. Under these cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 807 million and NIS 92 million and pays floating six-month USD LIBOR + an average spread of 2.02% on $217,300 and 2.285% on $24,100, respectively, which reflects the U.S. dollar value of the 2012 issued Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (0.83% at December 31, 2015) plus an average of 1.84% on the 2012 principal amounts, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

Future principal payments for the Series A Notes, including the effect of the cross-currency interest rate swap transactions are as follows:

		December 31, 2015
2016	current maturities	$55,533
2017		55,533
2018		55,533
2019		55,533
2020		55,533

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

Participation in ESA’s qualified defined benefit plans was frozen as of January 1, 2010, for non-represented employees. Current participants continue to accrue benefits; however no new non-represented employees were allowed to enter the plan.

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

c)	The Belgian Subsidiary, which is wholly-owned by the Company, has a defined benefit pension plan, which is divided into two categories:

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2015 and 2014:

	December 31,
	2015	2014
Changes in benefit obligation:
Benefit obligation at beginning of year	$225,668	$172,381
Service cost	8,921	7,762
Interest cost	8,372	7,833
Exchange rate differences	(2,847)	(2,276)
Actuarial losses (gain)	(15,612)	43,901
Benefits paid	(5,142)	(3,933)
Benefit obligation at end of year	$219,360	$225,668
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	126,489	115,242
Actual return on Plans’ assets (net of expenses)	(2,225)	4,570
Employer contribution	8,333	10,610
Benefits paid	(5,142)	(3,933)
Fair value of Plans’ assets at end of year	$127,455	$126,489
Accrued benefit cost, end of year:
Funded status	(91,905)	(99,180)
Unrecognized net actuarial loss	72,411	84,116
Unrecognized prior service cost	(271)	305
	$(19,765)	$(14,759)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(725)	(806)
Accrued benefit liability, non-current	(91,179)	(98,374)
Accumulated other comprehensive income, pre-tax	72,139	84,421
Net amount recognized	$(19,765)	$(14,759)

	Year ended December 31,
	2015	2014	2013
Components of the Plans’ net periodic pension cost:
Service cost	$8,921	$7,762	$9,368
Interest cost	8,372	7,833	6,830
Expected return on Plans’ assets	(8,970)	(8,221)	(7,319)
Amortization of prior service cost	(62)	(125)	—
Amortization of transition amount	46	121	91
Amortization of net actuarial loss	6,295	2,108	4,483
Total net periodic benefit cost	$14,602	$9,478	$13,453
Additional information
Accumulated benefit obligation	$213,675	$215,276	$164,696

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	December 31,
	2015	2014
Weighted average assumptions:
Discount rate as of December 31	4.3%	3.9%
Expected long-term rate of return on Plans’ assets	7.3%	7.3%
Rate of compensation increase	2.4%	2.4%

Asset allocation by category as of December 31:

	2015	2014
Asset Category:
Equity Securities	66.0%	67.0%
Debt Securities	34.0%	32.5%
Other	—%	0.5%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2015	2014
Asset Category:
Equity Securities	50.0%	50.0%
Debt Securities	40.0%	40.0%
Other	10.0%	10.0%
Total	100.0%	100.0%

The fair value of the asset values by category at December 31, 2015 was as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Cash	$48	$48	$—	$—
Cash Equivalents:
Money Market Funds (a)	337	337	—	—
Fixed Income Securities:
Mutual Funds (b)	42,614	42,614	—	—
Equity Securities:
International Companies (c)	3,427	3,427	—	—
Mutual Funds (d)	81,029	81,029	—	—
Other	—	—	—	—
Total	$127,455	$127,455	$—	$—

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

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2015 Plan year have been satisfied as of December 31, 2015. Benefit payments over the next five years are expected to be $5,481 in 2016, $6,155 in 2017, $7,036 in 2018, $7,754 in 2019 and $8,550 in 2020.

2.    Retiree Medical Plan

Effective January 1, 2003, ESA commenced offering retiree medical benefits to a limited number of retirees.

The measurement date for ESA's benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2015 and 2014:

	December 31,
	2015	2014
Change in Benefit Obligation:
Benefit obligation at beginning of period	$1,953	$2,445
Service cost	102	150
Interest cost	63	96
Actuarial (gain) loss	(237)	(692)
Employee contribution	27	13
Benefits paid	(117)	(59)
Benefit obligation at end of period	$1,791	$1,953
Change in Plan Assets:
Employer contribution	$90	$46
Employee contribution	27	13
Benefits paid	(117)	(59)
Fair value of Plan assets at end of period	$—	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year ended December 31,
	2015	2014
Accrued benefit cost, end of period:
Funded status	$(1,791)	$(1,953)
Unrecognized net actuarial (gain) loss	(1,522)	(1,428)
Accrued benefit cost, end of period	$(3,313)	$(3,381)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(153)	$(111)
Accrued benefit liability, non-current	(1,638)	(1,842)
Accumulated other comprehensive gain, pretax	(1,522)	(1,428)
Net amount recognized	$(3,313)	$(3,381)

Components of net periodic pension cost (for period):
Service cost	$102	$150
Interest cost	63	96
Amortization of net actuarial gain	(143)	(48)
Total net periodic benefit cost	$22	$198

Assumptions as of end of period:
Discount rate	3.50%	3.32%
Health care cost trend rate assumed for next year	6.50%	7.00%
Ultimate health care cost trend rate	3.84%	5.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2015 is as follows:

	1% increase	1% decrease
Net periodic benefit cost	$19	$(16)
Benefit obligation	$123	$(111)

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $4,209, $4,675 and $4,712 for the years ended December 31, 2015, 2014 and 2013, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

4.    Non-Qualified Defined Contribution Plan

In 2007, ESA implemented two benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $1,221, $181 and $880 for the years ended December 31, 2015, 2014 and 2013, respectively, and the total ESA contribution to the plan was $177 for 2015. The cash and cash surrender value of these life insurance policies at December 31, 2015 was $4,250. The total liability related to the 409(A) plan was $5,206 at December 31, 2015.

The second plan implemented is a non-qualified, defined benefit plan for certain executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. They are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $2,540 at December 31, 2015. Related liability for the pension payments is $4,516 at December 31, 2015. As of December 31, 2015, all executives had partially vested balances in the plan.

Note 18 -    TAXES ON INCOME

A.    APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates

Corporate tax rates and real capital gains tax in Israel were 25% in 2013, 26.5% in 2014 and 26.5% in 2015.

In January 2016, the Israeli Parliament approved a reduction of the corporate tax rate to 25%, effective as of January 1, 2016.

(2)	Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

Elbit Systems and most of its subsidiaries in Israel currently qualify as “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation, the right to deduct public issuance expenses for tax purposes and an election under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies.

In December 2015, Elbit Systems and certain of its Israeli subsidiaries (also industrial companies) submitted an election notice to the Israel Tax Authority to file a consolidated tax return.

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

An Amendment to the Law from 2005 defines the “Privileged Enterprise” status rather than the previous “Approved Enterprise” status and limits the scope of enterprises which may qualify for “Privileged Enterprise” status by setting criteria such as that at least 25% of the “Privileged Enterprise” program’s income be derived from exports. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require an Investment Center approval in order to qualify for tax benefits. Similar criteria have been set for the “Preferred Enterprise” status which was added in an Amendment to the Law in 2011. Companies are not required to receive an Investment Center approval in order to qualify for the tax benefits under the “Preferred Enterprise”e status, however, companies which are under an “Approved Enterprise” or “Privileged Enterprise” program must waive their former benefits to elect the “Preferred Enterprise” benefits.

Tax-exempt income generated by the Company and certain of its Israeli subsidiaries’ “Approved Enterprise” and “Privileged Enterprise” will be subject to tax upon dividend distribution or complete liquidation. Income generated under a “Preferred Enterprise” is not subject to additional taxation to the Company or its Israeli subsidiaries upon distribution or complete liquidation.

The entitlement to the above benefits is subject to the companies’ fulfilling the conditions specified in the Law, and the regulations promulgated thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2015, the Company’s management believes that the Company and its Israeli subsidiaries met all conditions of the Law and letters of approval.

As of December 31, 2015, the tax benefits for the Company’s “Privileged Enterprise” existing programs will expire within the period of 2016 to 2022.

As of December 31, 2015, retained earnings of the Company included approximately $620,000 in tax-exempt profits earned by the Company’s “Approved Enterprises”. If the retained tax-exempt income is distributed, with respect to the “Approved Enterprises” it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently – 25%), and an income tax liability would be incurred of approximately $155,000 as of December 31, 2015.

The boards of directors of the Company and its applicable Israeli subsidiaries have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on exempt income attributable to the companies’ “Approved Enterprises” and “Privileged Enterprise”, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the “Approved Enterprise”, “Privileged Enterprise” and “Preferred Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate.

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

The Knesset (Israeli Parliament) enacted a reform to the Law, effective January 2011. According to the reform a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for a “Preferred Enterprise” status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an “Approved Enterprise”or “Privileged Enterprise” status and meet the criteria for qualification as a “Preferred Enterprise” can elect to apply the “Preferred Enterprise” benefits by waiving their benefits under the Approved and “Privileged Enterprise” status. The Company and several of its Israeli subsidiaries have elected the “Preferred Enterprise” status.

Benefits granted to a “Preferred Enterprise” include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate was 10% in 2012 and 7% in 2013. In other regions the tax rate was 15% in 2012, and 12.5% in 2013. Following the enactment of the National Priorities Law, effective January 1, 2014, the reduced tax rate became 9% in the Development Area A regions and 16% in other regions. “Preferred Enterprise” in peripheral regions are eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a “Preferred Enterprise” out of the “Preferred Income” through December 31, 2013, was subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates) and effective January 1, 2014, is subject to 20% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates).

A distribution from a “Preferred Enterprise” out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its “Privileged Enterprise” or “Approved Enterprise” status through June 30, 2015, may distribute “Approved Income” or “Privileged Income” subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under “Privileged Enterprise” and “Approved Enterprise” programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the “Privileged Enterprise” and “Approved Enterprise” programs upon distribution, or complete liquidation in the case of a “Privileged Enterprise”’s exempt income.

B.    NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31,
	2015	2014	2013
Income before taxes on income:
Domestic	$189,228	$141,532	$156,328
Foreign	59,326	57,956	46,691
	$248,554	$199,488	$203,019

D.    TAXES ON INCOME FROM CONTINUING OPERATIONS

	Year ended December 31,
	2015	2014	2013
Current taxes:
Domestic	$34,693	$24,348	$30,775
Foreign	10,246	13,254	16,137
	44,939	37,602	46,912
Adjustment for previous years:
Domestic	(903)	(5,753)	(1,823)
Foreign	(455)	(1,905)	(123)
	(1,358)	(7,658)	(1,946)
Deferred income taxes:
Domestic	1,842	(3,831)	(14,664)
Foreign	812	(489)	(4,989)
	2,654	(4,320)	(19,653)
Total taxes on income from continuing operations	$46,235	$25,624	$25,313

Total:
Domestic	$35,632	$14,764	$14,288
Foreign	10,603	10,860	11,025
Total taxes on income from continuing operations	$46,235	$25,624	$25,313

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2015	2014
Balance at the beginning of the year	$46,158	$62,852
Reductions related to interest and currency translation	(111)	(4,432)
Additions based on tax positions taken during a prior period	373	9,792
Reductions related to tax positions taken during a prior period	(1,925)	(358)
Reductions related to settlement of tax matters	(1,128)	(21,453)
Additions based on tax positions taken during the current period	8,920	1,441
Reductions related to a lapse of applicable statute of limitation	(2,473)	(1,684)
Balance at the end of the year	$49,813	$46,158

At December 31, 2015 and 2014, the Company had a liability for unrecognized tax benefits of $49,813 and $46,158, respectively, including an accrual of $3,952 and $3,658 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2015 and 2014, the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. As a result of the settlement of the tax matters, the Company recorded income of approximately $392 and $7,100 during the years 2015 and 2014 , respectively, in the statements of income in “taxes on income”. Following the examination by the Israeli Tax Authority, the Company has applied some of the items for which settlement was reached to subsequent outstanding years. Certain Israeli subsidiaries of the company are currently undergoing tax audits by the Israeli Tax Authority.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. Certain Israeli subsidiaries of the company are currently undergoing tax audits by the Israeli Tax Authority.

As a result of ongoing examinations, tax proceedings in certain countries, and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2015, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

		Deferred Tax Asset (Liability)
	Total	Current	Non-current
As of December 31, 2015
Deferred tax assets:
Reserves and allowances	$50,716	$14,070	$36,646
Inventory allowances	3,267	3,267	—
Property, plant and equipment	(6,859)	158	(7,017)
Other	32,704	16,012	16,692
Net operating loss carry-forwards	15,892	3,950	11,942
	95,720	37,457	58,263
Valuation allowance	(6,540)	(896)	(5,644)
Net deferred tax assets	89,180	36,561	52,619
Deferred tax liabilities:
Intangible assets	(5,753)	—	(5,753)
Property, plant and equipment	(14,577)	(6)	(14,571)
Reserves and allowances	(6,575)	(539)	(6,036)
	(26,905)	(545)	(26,360)
Net deferred tax assets	$62,275	$36,016	$26,259

As of December 31, 2014
Deferred tax assets:
Reserves and allowances	$52,110	$14,545	$37,565
Inventory allowances	3,805	3,805	—
Property, plant and equipment	(4,326)	93	(4,419)
Other	35,764	19,327	16,437
Net operating loss carry-forwards	18,627	3,138	15,489
	105,980	40,908	65,072
Valuation allowance	(5,424)	(576)	(4,848)
Net deferred tax assets	100,556	40,332	60,224
Deferred tax liabilities:
Intangible assets	(6,305)	—	(6,305)
Property, plant and equipment	(13,183)	(9)	(13,174)
Reserves and allowances	(9,126)	(3,228)	(5,898)
	(28,614)	(3,237)	(25,377)
Net deferred tax assets	$71,942	$37,095	$34,847

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES (Cont.)

The deferred taxes, net , are reflected in the balance sheet as follows:

	December 31,
	2015	2014
Current deferred income tax assets (Note 4)	$36,561	$40,332
Current deferred income tax liabilities (Note 13)	$545	$3,237
Non-current deferred income tax assets	$52,619	$60,224
Non-current deferred income tax liabilities	$26,360	$25,377

G.	CARRY-FORWARD TAX LOSSES

As of December 31, 2015, Elbit Systems’ Israeli subsidiaries had estimated total available carry-forward tax losses of approximately $137,321 and its non-Israeli subsidiaries had estimated available carry-forward tax losses of approximately $43,942. The Company and its subsidiaries had also carry-forward capital losses of approximately $43,955 for which a full valuation allowance was provided.

H.	RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31,
	2015	2014	2013
Income before taxes as reported in the consolidated statements of income	$248,554	$199,488	$203,019
Statutory tax rate	26.5%	26.5%	25.0%
Theoretical tax expense	$65,867	$52,864	$50,755
Tax benefit arising from reduced rate as an “Approved, Privileged and Preferred Enterprise” and other tax benefits (*)	(20,818)	(21,781)	(27,151)
Tax adjustment in respect of different tax rates for foreign subsidiaries	2,433	1,563	1,716
Changes in carry-forward losses and valuation allowances	3,851	1,779	4,986
Taxes resulting from non-deductible expenses	776	2,244	112
Difference in basis of measurement for financial reporting and tax return purposes	(849)	(310)	(431)
Taxes in respect of prior years	(1,358)	(7,658)	(1,946)
Other differences, net	(3,667)	(3,077)	(2,728)
Actual tax expenses	$46,235	$25,624	$25,313
Effective tax rate	18.60%	12.84%	12.47%

(*) Net earnings per share – amounts of the benefit resulting from the Approved, Privileged and preferred Enterprises
Basic	$0.49	$0.51	$0.64
Diluted	$0.49	$0.51	$0.64

I.	FINAL TAX ASSESSMENTS

Final tax assessments have been received by the Company up to and including the tax year 2010 and by certain subsidiaries, for the years 2005 - 2012.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 -    DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair value of the Company’s outstanding derivative instruments as of December 31, 2015 and December 31, 2014 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Derivatives designated as hedging instruments
Foreign exchange contracts	16,475	12,528	7,802	39,813
Cross-currency interest rate swaps	10,858	12,730	2,266	4,529
	$27,333	$25,258	$10,068	$44,342
Derivatives not designated as hedging instruments
Foreign exchange contracts	204	1,030	487	500
	$204	$1,030	$487	$500

(*)    Presented as part of other receivables and long-term other receivables.
(**)    Presented as part of other payables and long-term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2015 and December 31, 2014 is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain (loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain (loss) of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Derivatives designated as hedging instruments:
Foreign exchange contracts	$8,487	$(28,845)	$28,177	$(5,081)	$1,522	$1,039
Derivatives not designated as hedging instruments:
Foreign exchange contracts and other derivatives instruments	$—	$—	$—	$—	$4,186	$(13,314)

(*)    Presented as part of revenues/cost of revenue.
(**)    Presented as part of financial income (expenses), net

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The annual net effect on earnings from the cross-currency swaps was a gain of approximately $9,866, of which approximately $1,880 was offset against exchange rate difference related to Series A Notes and approximately $7,986 was offset against interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2015 and December 31, 2014, is summarized below:

	Forward contracts
	Buy		Sell
	December 31,		December 31,
	2015	2014	2015	2014
Euro	$46,094	$53,154	$132,220	$157,077
GBP	10,820	7,398	35,460	23,614
NIS	5,500	629,912	697,467	—
Other	7,417	19,794	2,245	22,832
	$69,831	$710,258	$867,392	$203,523

Note 20 -    COMMITMENTS AND CONTINGENT LIABILITIES

A.    ROYALTY COMMITMENTS

Elbit Systems and certain Israeli subsidiaries partially finance their research and development expenditures under grant programs sponsored by the Israeli Ministry of Economics Office of the Chief Scientist ("OCS") for the support of research and development activities conducted in Israel. At the time the grants were received from the OCS, successful development of the related projects was not assured.

In exchange for participation in the programs by the OCS, Elbit Systems and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

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

Royalties expenses amounted to $7,811, $7,362 and $5,496 in 2015, 2014 and 2013, respectively.

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

At December 31, 2015, the Company had outstanding buy-back obligations totaling approximately $1,206 that extend through 2024.

C.    LEGAL CLAIMS

Elbit Systems and its subsidiaries are involved in legal claims arising in the ordinary course of business. The Company’s management, based on the opinion of its legal counsel, believes that any financial impact from the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company. The following is a description of significant legal proceedings.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

D.    LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2015, are as follows:

2016	$51,969
2017	40,383
2018	26,071
2019	20,306
2020	13,188
2021 and thereafter (*)	72,982
$224,899

Lease expenses for the years ended December 31, 2015, 2014 and 2013 amounted to $37,169, $35,099 and $17,074, respectively.

(*)
During 2012, the Company entered into a lease agreement for a new complex with Ogen Yielding Real Estate Ltd. The lease period of the new complex is 15 years that will begin after the conclusion of the construction during 2016. The expected lease fee will be approximately $3,000 per annum.

E.    GUARANTEES

(1)
As of December 31, 2015, guarantees in the amount of approximately $1,211,400 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain advances from customers and performance bonds.

(2)
Elbit Systems has provided, on a basis proportional to its ownership interest, guarantees for two of its investees in respect of credit lines granted to them by banks in the aggregate amount of $6,274 as of December 31, 2015 (2014 - $6,780). The guarantees will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantee for any debt for which the investees would be in default under the terms of the credit lines. The fair value of such guarantees, as of December 31, 2015 and 2014, were not material.

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

As of December 31, 2015, the Company met all financial covenants.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

G.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in various countries. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2015 and 2014, the purchase commitments were $1,292,000 and $1,263,000, respectively.

H.    FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of approximately $1,211,400 as of December 31, 2015, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

I.	LIEN ON APPROVED ENTERPRISES

A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 18(A)(3)).

Note 21 -    SHAREHOLDERS’ EQUITY

A.    SHARE CAPITAL
Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.    2007 STOCK OPTION PLAN

In January 2007, Elbit Systems’ shareholders approved Elbit Systems’ 2007 Option Plan (the “Plan”). The purpose of the Plan was to provide the benefits arising from ownership of share capital by Elbit Systems’ and certain of its subsidiaries’ employees, who were expected to contribute to the Company’s future growth and success. The options were allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options - up to 1,250,000 options exercisable into 1,250,000 shares of Elbit Systems in consideration for the exercise price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options - up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants was granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants is the average closing price of an Elbit Systems share during 30 trading days preceding the options grant date. The exercise price of options granted to non-Israeli participants residing in the United States is the fair market value of the share on the day the options were granted.

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

As of December 31, 2015, 96,426 Options were available for future grant under the Plan (regular and cashless).

C.    STOCK OPTION PLAN ACTIVITY

A summary of Elbit Systems’ share option activity under the stock option plan is as follows:

	2015		2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding – beginning of the year	104,126	$46.81	267,600	$48.09	1,385,492	$36.95
Granted	—	—	—	—	21,000	39.60
Exercised	(66,050)	48.68	(148,974)	48.27	(1,094,592)	33.61
Forfeited	(1,500)	38.12	(14,500)	55.42	(44,300)	53.47
Outstanding – end of the year	36,576	$43.77	104,126	$46.81	267,600	$48.09
Options exercisable at the end of the year	23,700	$46.93	61,220	$50.04	190,300	$50.04

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, of that year. This amount changes, based on the market price of the Company’s stock and the average exercise price of in-the-money options. Aggregate intrinsic value of outstanding options as of December 31, 2015 and 2014 amounted to $584 and $1,451, respectively. In addition, the total intrinsic value of options exercised for the year ended December 31, 2015 was $730. As of December 31, 2015, there was $83 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems’ stock option plan. That cost is expected to be recognized over a weighted average period of one year.

As of December 31, 2015, 36,504 options were vested and expected to be vested at a weighted average exercise price of $43.79 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2015 is approximately one year and their aggregate intrinsic value is approximately $582.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

D.    OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

The options outstanding as of December 31, 2015, have been separated into ranges of exercise prices, as follows:

	Options outstanding			Options exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
$32.99 - $50.74	36,576	1.15	$43.77	23,700	$46.93

Compensation expenses related to the 2007 Option Plan amounting to $139, $322 and $440 were recognized during the years ended December 31, 2015, 2014 and 2013, respectively. The expenses before tax were recorded as follows:

	Year ended December 31,
	2015	2014	2013
Cost of revenues	$82	$190	$259
R&D and marketing expenses	20	45	62
General and administration expenses	37	87	119
	$139	$322	$440

E.    WEIGHTED AVERAGE EXERCISE PRICE

The weighted average exercise price and fair value of options granted during the years ended December 31, 2015, 2014 and 2013 were:

	Less than market price Year ended December 31,
	2015 (*)	2014 (*)	2013
Weighted average exercise price per share	$—	$—	$39.60
Weighted average fair value per share on grant date	$—	$—	$9.74

(*) During 2015 and 2014 there were no grants.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

F.    COMPUTATION OF EARNINGS PER SHARE

Computation of basic and diluted net earnings per share:

	Year ended December 31, 2015			Year ended December 31, 2014			Year ended December 31, 2013
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$202,509	42,711	$4.74	$170,980	42,654	$4.01	$183,417	42,139	$4.35

Effect of dilutive securities:
Employee stock options	—	22		—	23		—	156
Diluted net earnings	$202,509	42,733	$4.74	$170,980	42,677	$4.01	$183,417	42,295	$4.34

(*) In thousands

G.	2012 PHANTOM BONUS RETENTION PLAN

In August 2012, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Officers (the “Plan”). In August 2013, the Plan was extended to include other officers of the Company.

The Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. As of December 31, 2015, 2,305,730 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $55.23.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $25,963, $10,402 and $5,055 in the years ended December 31, 2015, December 31, 2014 and December 31, 2013, respectively, as compensation costs related to the phantom bonus units granted under the Plan.

H.    DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 22 -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS AS FOLLOWS:

	Year ended December 31,
	2015	2014	2013
Europe	$497,559	$460,884	$546,699
North America	838,893	826,815	860,653
Israel	616,611	638,858	705,683
Latin America	325,371	454,502	282,957
Asia Pacific	800,333	528,802	448,133
Other	28,814	48,387	81,026
	$3,107,581	$2,958,248	$2,925,151

B.    REVENUES ARE GENERATED BY THE FOLLOWING AREAS OF OPERATIONS:

	Year ended December 31,
	2015	2014	2013
Airborne systems	$1,225,678	$1,197,942	$1,133,101
Land systems	558,658	274,896	309,287
C4ISR systems	995,200	1,118,487	1,071,370
Electro-optic systems	231,939	265,143	313,904
Other (*)	96,106	101,780	97,489
	$3,107,581	$2,958,248	$2,925,151

(*)    Mainly non-defense engineering and production services.

C.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year ended December 31,
	2015	2014	2013
IMOD	17%	18%	22%

D.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

	Year ended December 31,
	2015	2014	2013
Israel	$946,870	$783,290	$833,466
U.S.	157,835	167,572	180,179
Other	115,330	128,205	137,513
	$1,220,035	$1,079,067	$1,151,158

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 23 -    RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2015	2014	2013
Total expenses	$277,837	$267,691	$263,314
Less - grants and participations	(34,421)	(39,680)	(42,832)
	$243,416	$228,011	$220,482

Note 24 -    FINANCIAL EXPENSES, NET

	Year ended December 31,
	2015	2014	2013
Expenses:
Interest on long-term bank debt	$(2,365)	$(2,828)	$(4,825)
Interest on Series A Notes, net	(6,812)	(7,954)	(9,715)
Interest on short-term bank credit and loans	(2,604)	(2,787)	(2,444)
Gain (loss) from exchange rate differences, net	(6,341)	(12,516)	(12,307)
Other	(4,144)	(24,098)	(11,145)
	(22,266)	(50,183)	(40,436)
Income:
Interest on cash, cash equivalents and bank deposits	850	1,404	1,035
Other	1,176	1,281	2,091
	2,026	2,685	3,126
	$(20,240)	$(47,498)	$(37,310)

Note 25 -    OTHER INCOME, NET

	Year ended December 31,
	2015	2014	2013
Capital gain	$133	$—	$855
Other	83	120	82
	$216	$120	$937

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 26 -    RELATED PARTIES' TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2015	2014	2013
Income -
Sales to related parties companies (*)	$150,999	$138,380	$116,805
Participation in expenses	$2,257	$1,911	$2,330
Cost and expenses -
Supplies from related parties (**)	$14,890	$15,184	$19,180

Balances:	December 31,
	2015	2014
Trade receivables and other receivables (*)	$79,988	$84,656
Trade payables and advances (**)	$15,582	$17,906

The purchases from related parties are made at arm’s length. The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	The significant sales and balances include sales of helmet mounted cueing systems purchased from the Company by 50%-owned subsidiaries of ESA.

(**)
Includes mainly electro-optics components and sensors, purchased by the Company from a 50%-owned Israeli partnership, and electro-optics products purchased by the Company from another 50%-owned Israeli subsidiary.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year ended December 31, 2015:
Provisions for Losses on Long-Term Contracts (*)	135,548	20,588	31,961	6,099	130,274
Provisions for Claims and Potential Contractual Penalties and Others	7,557	1,860	1,916	—	7,501
Allowance for Doubtful Accounts	7,445	1,330	2,037	—	6,738
Valuation Allowance on Deferred Taxes	5,424	3,770	2,654	—	6,540

Year ended December 31, 2014:
Provisions for Losses on Long-Term Contracts (*)	140,259	37,124	41,835	—	135,548
Provisions for Claims and Potential Contractual Penalties and Others	9,208	820	2,471	—	7,557
Allowance for Doubtful Accounts	7,117	1,125	797	—	7,445
Valuation Allowance on Deferred Taxes	9,358	675	4,609	—	5,424

Year ended December 31, 2013:
Provisions for Losses on Long-Term Contracts (*)	129,215	38,928	27,884	—	140,259
Provisions for Claims and Potential Contractual Penalties and Others	6,846	2,561	199	—	9,208
Allowance for Doubtful Accounts	9,128	—	2,011	—	7,117
Valuation Allowance on Deferred Taxes	4,372	6,162	1,176	—	9,358

(*)
An amount of $76,017, $72,045 and $80,464 as of December 31, 2013, 2014 and 2015, respectively, is presented as a deduction from inventories, and an amount of $64,242, $63,503 and $49,810 as of December 31, 2013, 2014 and 2015, respectively, is presented as part of other payables and accrued expenses.

S-1