Form 20-F
period 2016-12-31
ELBIT SYSTEMS LTD
filed 2017-03-22
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2016
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,745,816 Ordinary Shares.

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
The name "ELBIT SYSTEMS," and our logo, brand, product, service and process names appearing in this document, are the trademarks of the Company or our affiliated companies. All other brand, product, service and process names appearing in this document are the trademarks of their respective holders and appear for informational purposes only.  Reference to or use of any third party mark, product, service or process name herein does not imply any recommendation, approval, affiliation or sponsorship of that or any other mark, product, service or process name. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of the Company or any of our affiliated companies.

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

Forward-looking statements contained herein generally are identified by the words “believe”, “project”, “expect”, “will likely result”, “strategy”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” and similar expressions, and the negatives thereof. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions, are not guarantees of future performance and involve certain risks and uncertainties, the outcomes of which cannot be predicted. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation:

•	the scope and length of customer contracts;

•	governmental regulations and approvals;

•	changes in governmental budgeting priorities;

•	general market, political and economic conditions in the countries in which we operate or sell, including Israel and the United States among others;

•	differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts;

•	the impact on our backlog from export restrictions by the Government of Israel;

•	our ability to protect our proprietary information and avoid, withstand and/or recover from cyber attacks on our systems;

•	the effect of competitive products, technology and pricing;

•	our ability to attract, incentivize and retain key employees;

•	changes in applicable tax rates;

•	fluctuations in foreign currency exchange rates;

•	inventory write-downs and possible liabilities to customers from program cancellations due to political relations between Israel and countries where our customers may be located; and

•	the outcome of legal and/or regulatory proceedings.

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

Item 3.    Key Information.

Selected Financial Data

The following selected consolidated financial data of the Company as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 are derived from our audited consolidated financial statements, including our audited consolidated financial statements as of December 31, 2015 and 2016, and for each of the years ended December 31, 2014, 2015 and 2016, which appear in Item 18 in this annual report on Form 20-F. You should read the audited consolidated financial statements appearing in Item 18 together with the selected financial data set forth below. (For non-GAAP financial data see Item 5. Operating and Financial Review and Prospects – Non-GAAP Financial Data.)

	Years Ended December 31,
	(U.S. dollars in millions, except for per share amounts)
	2012	2013	2014	2015	2016
Income Statement Data:
Revenues	$2,888.6	$2,925.2	$2,958.2	$3,107.6	$3,260.2
Cost of revenues	2,072.7	2,100.3	2,133.2	2,210.5	2,300.6
Gross profit	815.9	824.9	825.0	897.1	959.6
Research and development expenses, net	233.4	220.5	228.0	243.4	255.8
Marketing and selling expenses	241.9	235.5	216.5	239.4	271.0
General and administrative expenses	137.5	129.5	139.6	145.7	151.4
Gain from changes in holdings	—	—	(6.0)	—	(17.6)
Total operating expenses	612.8	585.5	578.1	628.5	660.6
Operating income	203.1	239.4	246.9	268.6	299.0
Financial expenses, net	(26.1)	(37.3)	(47.5)	(20.2)	(23.7)
Other income, net	0.1	0.9	0.1	0.2	4.0
Income before taxes on income	177.1	203.0	199.5	248.6	279.2
Taxes on income	17.1	25.3	25.6	46.2	(45.6)
Equity in net earnings of affiliated companies and partnerships	11.2	13.0	5.5	4.5	5.2
Net income from continuing operations, net	171.2	190.7	179.4	206.9	238.8
Income (loss) from discontinued operations, net	(0.6)	0.7	—	—	—
Net income	170.6	191.4	179.4	206.9	238.8
Less: net income (loss) attributable to non-controlling interests	(2.6)	(8.0)	(8.4)	(4.4)	(1.9)
Income attributable to Elbit Systems’ shareholders	$168.0	$183.4	$171.0	$202.5	$236.9
Earnings per share:
Basic net earnings per share
Continuing operations	$3.99	$4.34	$4.01	$4.74	$5.54
Discontinued operations	(0.01)	0.01	—	—	—
Total	$3.98	$4.35	$4.01	$4.74	$5.54
Diluted net earnings per share
Continuing operations	$3.98	$4.33	$4.01	$4.74	$5.54
Discontinued operations	(0.01)	0.01	—	—	—
Total	$3.97	$4.34	$4.01	$4.74	$5.54

	As of December 31,
	(U.S. dollars in millions, except for per share amounts)
	2012	2013	2014	2015	2016
Balance Sheet Data:
Cash, cash equivalents, short-term bank deposits and marketable securities	$265	$265	$306	$332	$245
Working capital	375	561	626	645	527
Long-term deposits, marketable securities and other receivables	19	53	18	16	16
Long-term trade and unbilled receivables	230	243	213	152	190
Property, plant and equipment, net	501	481	442	450	474
Total assets	3,811	3,933	4,021	4,124	4,352
Long-term debt	174	224	221	166	—
Series A Notes, net of current maturities	409	378	294	227	171
Capital stock	249	268	272	274	274
Elbit Systems shareholders’ equity	1,017	1,177	1,227	1,391	1,560
Non-controlling interests	34	17	12	8	7
Total equity	1,051	1,194	1,239	1,399	1,567
Number of outstanding ordinary shares of NIS 1 par value (in thousands)	41,882	42,587	42,685	42,730	42,746
Dividends paid per ordinary share with respect to the applicable year	$1.20	$1.20	$1.28	$1.44	$1.60

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

We are subject to procurement and anti-bribery rules and regulations. We are required to comply with government contracting rules and regulations relating to, among other things, cost accounting, anti-bribery and procurement integrity, which increase our performance and compliance costs. (See Item 4. Information on the Company – Governmental Regulation.) Failure to comply with these rules and regulations could result in the modification, termination or reduction of the value of our contracts, the assessment of penalties and fines, or suspension or debarment from government contracting or subcontracting for a period of time, all of which could negatively impact our results of operations and financial condition. We are engaged in activities in certain markets considered to be high risk from an anti-bribery compliance perspective, and investigations by government agencies in the anti-bribery area have been more prevalent.

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

We face risks of cost overruns in fixed-price contracts. Most of our contracts are fixed-price contracts, under which we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk of adverse effects on our financial performance from such increased or unexpected costs can be particularly significant under a fixed-price contracts for which we recognize profit or loss on a “percentage-of-completion” basis, and for which changes in estimated gross profit/loss are recorded on a "cumulative catch-up basis." (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2(T) (Significant Accounting Polities - Revenue Recognition).) The costs most likely to fluctuate under our fixed price contracts relate to internal design and engineering efforts. However, we do not believe changes in the market costs of particular commodities that may be used in the production of our products are likely to present a material risk to our costs. To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which would have a negative effect on our results of operations, financial position and cash flow.

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

Our backlog of projects under contract is subject to unexpected adjustments, delays in payments and cancellations. Our backlog includes revenue we expect to record in the future from signed contracts and certain other commitments. Many projects may remain in our backlog for an extended period of time because of the size or long-term nature of the contract. In addition, from time to time, for reasons beyond our control (including economic conditions or customer needs), projects are delayed, scaled back, stopped or cancelled, or the customer delays making payments, which may adversely affect the revenue, profit and cash flow that we ultimately receive from contracts reflected in our backlog.

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
We will need to invest significant financial resources to pursue these goals, and there can be no assurance that adequate financial resources will continue to be available to us for these purposes. We may experience difficulties that delay or prevent our development, introduction and marketing of new or enhanced offerings, and such new or enhanced offerings may not achieve adequate market acceptance. Moreover, new technologies or changes in industry standards or customer requirements could render our offerings obsolete or unmarketable. Any new offerings and technologies are likely to involve costs and risks relating to design changes, the need for additional capital and new production tools, satisfaction of customer specifications, adherence to delivery schedules, specific contract requirements, supplier performance, customer performance and our ability to predict program costs. New products may lack sufficient demand or experience technological problems or production delays. Our customers frequently require demonstration of working prototypes prior to awarding contracts for new programs or require short delivery schedules which may cause us to purchase long-lead items or material in advance of receiving the contract award. Moreover, due to the design complexity of our products, we may experience delays in developing and introducing new products. Such delays could result in increased costs and development efforts, deflect resources from other projects or increase the risk that our competitors may develop competing technologies that gain market acceptance in advance of our products. If we fail in our new product development efforts, or our products or services fail to achieve market acceptance more rapidly than the products or services of our competitors, our ability to obtain new contracts could be negatively impacted. Any of the foregoing costs and risks could have a material adverse impact on our business, results of operations, financial condition and cash flows.

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

We have been subject to attempted cyber attacks and face ongoing threats to our computer and communications systems and databases of unauthorized access, computer hackers, computer viruses, malicious code, cyber crime, organized cyber attacks and other security problems and system disruptions. In particular, we may be targeted by experienced computer programmers and hackers (including those sponsored by foreign governments) who may attempt to penetrate our cyber security defenses and damage or disrupt our computer and communications systems and misappropriate or compromise our intellectual property or other confidential information or that of our customers. We devote significant resources to maintain and upgrade the security of our systems and databases. However, despite our efforts to secure our systems and databases, events of this nature may still result in system failures, loss of intellectual property and interruptions in our operations, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our effective tax rate may be subject to fluctuations. Our worldwide effective tax rate could fluctuate as a result of several factors, many of which are outside of our control, including: (i) changes in the mix of revenues and income we derive from the jurisdictions where we operate which have different statutory tax rates; (ii) amendments to tax laws and regulations, and changes in interpretations in the jurisdictions where we operate, including possible corporate tax reform in the U.S., Israel or other countries; and (iii) tax assessments, or any related tax interest or penalties that could significantly affect our income tax expense for the period in which the settlements take place. In addition, as we operate in multiple jurisdictions throughout the world, our tax returns are periodically audited or subject to review by both domestic and foreign authorities. Increases in our effective tax rates from the above factors could have a material adverse effect on our financial results and cash flows.

The Organization for Economic Cooperation and Development has recently introduced the base erosion and profit shifting (BEPS) project. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes.

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
We face acquisition and integration risks. From time to time we make equity or asset acquisitions and investments in companies and technology ventures. (See Item 4. Information on the Company – Mergers, Acquisitions and Divestitures.) Such acquisitions involve risks and uncertainties such as:

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

Being a foreign private issuer exempts us from certain SEC requirements. As a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934 (the Exchange Act), we are exempt from certain Exchange Act rules and requirements that apply to U.S. public companies, including: (i) the requirement to file with the SEC quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) rules regulating the solicitation of proxies in connection with shareholder meetings; (iii) Regulation FD prohibiting selective disclosures of material information; and (iv) rules requiring insiders to disclose stock ownership and trading activities and establishing liability for profits realized from “short-swing” trading transactions (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). Therefore certain protections and information generally available to investors with respect to public companies organized in the U.S., may not be available in the same manner.

We have a major shareholder with significant influence over certain matters requiring shareholder approval. Federmann Enterprises Ltd. (FEL) owns approximately 46% of our ordinary shares, directly and indirectly. Therefore, subject to shareholder approval special majority requirements under the Companies Law and our Articles of Association, FEL may have significant influence over the outcome of certain matters requiring shareholder approval, including the election of directors who are not External Directors. Michael Federmann, who serves as the chair of our board of directors, is the controlling shareholder of the entities that own FEL, and he is also the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of ordinary shares owned by FEL. (See below - Item 6. Directors, Senior Management and Employees - Board Practices - Appointment of Directors and - External Directors and Item 10. Additional Information - Approval of Certain Transactions and - Provisions Relating to Major Shareholders).

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

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel, as well as with Israeli companies or with Israeli-owned companies operating in other countries. Also, over the past several years there have been calls in various countries and international organizations to reduce trade with Israel. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. See above “General Risks Related to Our Business and Market.” There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

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

Israel’s economy may become unstable. From time to time Israel’s economy may experience inflation or deflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, in the past the government of Israel has intervened in the economy employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. Reoccurrence of previous destabilizing factors could make it more difficult for us to operate our business as we have in the past and could adversely affect our business.

Israeli government programs and tax benefits may be terminated or reduced in the future. We participate in programs of the Israel Innovation Authority and the Israel Investment Center, for which we receive tax and other benefits as well as funding for the development of technologies and products. (See Item 4. Information on the Company – Conditions in Israel – Israel Innovation Authority and Investment Center Funding.) If we fail to comply with the conditions applicable to these programs, we may be required to pay additional taxes and penalties or make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available in the future at their current levels or at all.

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

We may rely on certain Israel “home country” corporate governance practices which may not afford stockholders the same protection afforded to shareholders of U.S. companies. As a foreign private issuer for purposes of U.S. securities laws, Nasdaq rules allow us to follow certain Israeli “home country” corporate governance practices in lieu of the corresponding Nasdaq corporate governance rules. In the event we elect to adopt such home country practices, shareholders may not have the same level of rights or protections in certain matters as those of shareholders of U.S. domestic companies. (See above "General Risks Related to Our Business and Market".)

Many of our employees and some of our officers are obligated to perform military reserve duty in Israel. Generally, Israeli adult male and certain female citizens and permanent residents are obligated to perform annual military reserve duty up to a specified age. They also may be called to active duty at any time under emergency circumstances, which could have a disruptive impact on our workforce.

It may be difficult to enforce a non-Israeli judgment against us, our officers and directors. We are incorporated in Israel. Our executive officers and directors and our outside auditors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce against us or any of those persons in an Israeli court a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws. It may also be difficult to effect service of process on these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions filed in Israel. (See below – Item 4. Information on the Company – Conditions in Israel – Enforcement of Judgments.)

Item 4.    Information on the Company.

Business Overview

Major Activities

We are an international high technology company engaged in a wide range of programs throughout the world. We develop and supply a broad portfolio of airborne, land and naval systems and products for defense, homeland security and commercial applications. Our systems and products are installed on new platforms, and we also perform comprehensive platform modernization programs. In addition, we provide a range of support services.

Our major activities include:

•military aircraft and helicopter systems;
•helmet mounted systems;
•commercial aviation systems and aerostructures;
•unmanned aircraft systems and unmanned surface vessels;
•electro-optic and countermeasures systems;
•land vehicle systems;
•command, control, communications, computer and intelligence (C4I) systems;
•electronic warfare and signal intelligence systems;
•cyber and intelligence systems; and
•various commercial activities.
Many of these major activities have a number of common and related elements. Therefore, certain of our subsidiaries, divisions or other operating units often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these major activities.

Principal Market Environment

We operate primarily in the defense and homeland security arenas. There have been recent increased budgetary allocations in these areas in the U.S. and certain European countries, as well as reduced budgetary allocations in certain Latin American and other countries. The nature of military and homeland security actions in recent years, including low intensity conflicts and ongoing terrorist activities, as well as budgetary pressures to focus on leaner but more technically advanced forces, have caused a shift in the defense and homeland security priorities for many of our major customers. As a result we believe there is a continued demand in the areas of C4I systems, intelligence, surveillance and reconnaissance (ISR) systems, network centric information systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems (UAS), unmanned surface vessels (USVs), remote controlled systems, cyber-defense systems, space and satellite based defense capabilities and homeland security solutions. There is also a continuing demand for cost effective logistic support and training and simulation services. We believe our synergistic “one-company” approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in many of these areas.

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

Company History

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

Trading Symbols and Address

Our shares are traded on the Nasdaq Global Select Market (Nasdaq), under the symbol “ESLT”, and on the Tel-Aviv Stock Exchange (TASE).

Our main offices are in the Advanced Technology Center, Haifa 3100401, Israel, and our main telephone number at that address is (972-77-2945315) . Our website home page is www.elbitsystems.com. We make our website content available for informational purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference in this annual report on Form 20-F.

Our principal offices in the United States are the headquarters of Elbit Systems of America, LLC at 4700 Marine Creek Parkway, Fort Worth, Texas 76179-6969, and the main telephone number at that address is 817-234-6799.

Revenues

In recent years we have achieved the highest level of defense-related revenues of any Israeli-based company. The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2014, 2015 and 2016:

	2014	2015	2016
	(U.S. dollars in millions)
Airborne systems	$1,198	$1,226	$1,242
C4ISR systems	1,118	995	1,221
Land systems	275	559	408
Electro-optic systems	265	232	276
Other (mainly non-defense engineering and production services)	102	96	113
Total	$2,958	$3,108	$3,260

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2014, 2015 and 2016:

	2014	2015	2016
	(U.S. dollars in millions)
Israel	22%	20%	22%
North America	28%	27%	25%
Europe	16%	16%	20%
Asia-Pacific	18%	26%	25%
Latin America	15%	10%	6%
Others	2%	1%	2%

Subsidiary Organizational Structure

Our beneficial ownership interest in our major subsidiaries and investees is set forth in Exhibit 8 to this annual report. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

Below is a general description of our major subsidiaries, each of which is wholly-owned. We also have other smaller subsidiaries and investee companies in Israel, Europe, North America, South America and Asia-Pacific that conduct marketing, engineering manufacturing, logistic support and other activities, principally in the subsidiary’s local market.

Elbit Systems of America

Elbit Systems of America, LLC (Elbit Systems of America), a Delaware limited liability company, and its subsidiaries provide products and systems solutions focusing on U.S. military, homeland security, medical instrumentation and commercial aviation customers. Elbit Systems of America and its subsidiaries have operational facilities in Fort Worth, Texas, San Antonio, Texas, Merrimack, New Hampshire, Talladega, Alabama and Boca Raton, Florida. Elbit Systems of America also has a 50% interest in a joint venture with Rockwell Collins Inc., which is engaged in the area of helmet mounted display systems for fixed-wing military and para-military aircraft.

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

Elbit Systems of America, Elbit Systems and intermediate Delaware holding company subsidiaries are parties to a Special Security Agreement (SSA) with the DoD. The SSA provides the framework for controls and procedures to protect classified information, controlled unclassified information and export controlled data. The SSA allows the Elbit Systems of America companies to participate in classified U.S. government programs even though, due to their ownership by Elbit Systems, the Elbit Systems of America companies are considered to be under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of Elbit Systems of America’s board of directors was permanently established to supervise and monitor compliance with Elbit Systems of America’s export control and national security requirements. The SSA also requires Elbit Systems of America’s board of directors to include outside directors who have no other affiliation with the Company. Elbit Systems of America’s board of directors also includes an officer of Elbit Systems of America and up to two inside directors, who have other affiliations with the Company. The SSA requires outside directors and officers of the Elbit Systems of America companies who are directors, and certain other senior officers, to be U.S. resident citizens and eligible for DoD personal security clearances.

Elop. Based in Rehovot, Israel, Elbit Systems Electro-Optics Elop Ltd. (Elop) designs, engineers, manufactures and supports a wide range of electro-optic systems and products mainly for defense, space and homeland security applications for customers worldwide.

ESLC. Headquartered in Netanya, Israel, Elbit Systems Land and C4I Ltd. (ESLC) is engaged in the worldwide market for land-based systems and products for military vehicles, artillery and mortar systems, C4I systems and communications systems and equipment.

Elisra. Based in Holon, Israel, Elbit Systems EW and SIGINT – Elisra Ltd. (Elisra) provides a wide range of electronic warfare (EW) systems, signal intelligence (SIGINT) systems and C4ISR technological solutions for the worldwide market.

CYBERBIT. Based in Raanana, Israel, CYBERBIT Ltd. (CYBERBIT) provides a range of solutions in the areas of intelligence monitoring and lawful interception, investigation and knowledge management, open source intelligence (OSINT), tactical SIGINT interception, cyber security and cyber training and simulation for defense, homeland security and commercial customers, including financial enterprises, national critical infrastructures, heavy industries, national cyber security organizations, military organizations, law enforcement organizations and intelligence agencies.

Merger, Acquisitions and Divestitures

Part of our growth strategy includes our continued activity in mergers and acquisitions and joint ventures with respect to businesses, assets and complementary technologies both in Israel and internationally. The Company’s structure enables us to benefit from the synergy of our overall capabilities while at the same time focus on local requirements.

During 2016 and the beginning of 2017, we continued to invest resources in these activities. In addition, during this time period we continued the process of divesting non-core assets in Israel and certain other countries. See Item 18. Financial Statements - Notes 1(D) and 6(B). We continue to actively pursue acquisition and investment opportunities that meet our strategic goals and acquisition criteria in key markets.

During 2016, we participated as a potential purchaser in the tender process administered by the Israeli government for the sale of most of the assets of IMI Systems (formerly Israel Military Industries Ltd.) As of the date of this annual report, we are the sole remaining bidder in the tender. However, the tender process is currently being reviewed by the Israeli government, and there is no assurance that we will ultimately be able to complete the acquisition contemplated by the tender.

Current Business Operations

We generally operate and manage the major activities described below in an interrelated manner and on a project-oriented basis. This means that contracts are frequently performed by more than one operating subsidiary or division within the Company, on the basis of the multiple skills and available resources that may be needed or appropriate for the contract. Thus, the involvement of a particular operating subsidiary or division in the performance of a contract is not a function of management’s review of such subsidiary's or division's operating results for purposes of allocation of resources within the Company.

Military Aircraft and Helicopter Systems

We supply advanced airborne systems and products to leading military aircraft manufacturers and end users designed to enhance operational capabilities and extend aircraft life cycles. Our airborne systems provide a range of solutions from a single sensor to an entire cockpit avionics suite. We integrate our systems on fixed and rotary-wing, eastern and western, new and mature aircraft. Under our aircraft and helicopter upgrade programs, we integrate advanced electronic, communication, navigation, electro-optic and EW systems. We support life cycle extension of our customers’ fleets and supply logistic support services for airborne platforms, including repair and maintenance centers, spare parts, training and operation of flight schools.

Our military fixed-wing aircraft and helicopter systems and products include a broad range of avionic systems, such as integrated flight deck systems, mission management computers, displays, digital maps and digital recorders. Our portfolio also includes airborne electro-optic systems such as head-up displays, airborne intelligence gathering systems, precision guidance systems, aircraft structural components and a range of aircraft tactical, virtual, appended and embedded trainers and simulators.

The customers and end users for our military fixed-wing aircraft and helicopter programs include a wide range of air forces and other governmental defense and homeland security forces worldwide, as well as major fixed-wing aircraft and helicopter manufacturers.

Helmet Mounted Systems

We design and supply advanced helmet mounted systems (HMS), including helmet mounted displays for fixed-wing aircraft and rotary aircraft pilots. These systems and displays include tracking and display systems for day and night flying. Our systems measure the pilot’s line-of-sight, slave applicable systems to the target, identify target location and bring displays to the pilot’s eye level. We supply our HMS as part of our upgrade programs and on a stand-alone basis. Through our 50% joint venture with Rockwell Collins (see above “Subsidiary Organizational Structure – Elbit Systems of America”), we are a leader in HMS for fighter aircraft.

We are engaged in a range of programs for HMS for fixed-wing aircraft and helicopters. Customers and end users for our HMS include numerous air forces and other governmental defense and homeland security forces worldwide, as well as aircraft and helicopter manufacturers.

Commercial Aviation Systems and Aerostructures

We provide a range of systems and products for the commercial and business aviation market. These systems and products include vision-based cockpit systems, other avionics systems, electrical systems and aerostructure products. Our commercial avionics systems are employed on fixed-wing aircraft and commercial helicopters. Our aerostructure products are installed on commercial aircraft.

Our portfolio of systems in the commercial aviation area includes vision-based cockpit systems, full avionic suites for commercial helicopters, air data test equipment and air data processor/sensor systems and flight instrumentation for the general avionics market, and aerostructure products such as pressurized and non-pressurized doors, composite beans and winglets. Customers for our commercial and business aviation systems and products and aerostructures products include major aircraft manufacturers and aircraft operators around the world.

UAS (Unmanned Aircraft Systems) and USVs (Unmanned Surface Vessels)

We design and supply integrated UAS for a range of applications and UAS training systems with capabilities to simulate payload performance, malfunctions and ground control station operation. We design and supply command and control ground station elements, engines, data links, stabilized electro-optic payloads and electronic intelligence (ELINT) and communications intelligence (COMINT) payloads that can be adapted for various types of UAS. Our UAS technology has also been applied to our USV activities, where we are developing USVs for a range of naval applications. We perform development, supply, lease and support services and training activities relating to UAS and USVs. Customers for our UAS and USVs include armed forces and other governmental and non-governmental organizations around the world.

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

Our portfolio of electro-optic systems and products includes forward looking infrared (FLIR) systems for night observation, laser range-finders and laser radars, stabilized payloads, electro-optic-based ISR systems and directional IR countermeasure (DIRCM) systems. We also supply panchromatic and multi-spectral cameras and telescopes for space applications. In the homeland security area our electro-optic products and systems include surveillance systems, "safe city" projects, facility perimeter security products, electronic fences, fiber optic intrusion detection systems and transportation protection systems. Our customers include armed forces of numerous governments, major defense contractors, homeland security agencies, critical infrastructure authorities and owners of VIP aircraft.

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

C4I Systems

We provide network-centric compatible solutions for land-based C4I systems ranging from target acquisition, to battle management to communication systems. We supply our advanced land-based C4I systems as part of turn-key solutions as well as on a stand-alone basis. Our solutions cater to all types of land combatant and homeland security forces and first responders, and can be integrated into military and other types of vehicles. Providing comprehensive net-centric solutions for low intensity conflicts and counter-terror activities, our systems connect intelligence data to combat and homeland security forces via C4I networks and mobile command and control posts and support “terrain dominance”. Our integrated infantry systems provide infantry units with C4ISR, field intelligence, urban warfare and peacekeeping capabilities. We also have access to a full range of radio and military communications solutions.

Our portfolio of systems and products in the land C4I area includes Digital Army "system of systems" for net-centric operational effectiveness and connectivity throughout all land forces echelons. Our portfolio also includes battle management systems, artillery C4I systems, observation and ground reconnaissance systems, enhanced tactical computers and ruggedized personal data assistants, software design kits for mapping capabilities, ground smart display units, military IT systems and tactical battle company training systems. Our ground communications portfolio includes HF, VHF and UHF radio and communication systems and products, software defined radios, integrated radio communication systems, satellite-on-the-move solutions and tactical radio power amplifiers. Our radio and communications portfolio enables deployment of a full military network for the complete range of scenarios and terrain. In the homeland security area, we supply integrated and coastal border C4I surveillance systems, broadband communication systems, cyber protection systems, border control systems, "safe city" systems and homeland security and emergency response training and simulation systems. We perform programs under which we provide a range of C4I battle management systems, soldier mounted systems and radio and communications systems with land-based applications. Our customers include ground forces and governmental agencies worldwide.

EW and SIGINT Systems

We supply multi-spectral EW self-protection suites and systems for airborne, ground and naval platforms, including advanced electronic countermeasure (ECM) systems for radar, missiles and communication and electronic support measure (ESM) solutions, including missile warning systems, laser warning systems and radar warning receivers. We also furnish SIGINT systems, including ELINT, COMINT and direction finding systems, designed for air, ground and naval platforms and applications.

Our portfolio in the EW and SIGINT areas includes protection, intelligence and communications solutions for air, ground and naval applications. We offer EW self-protection suites, including radio frequency, radar warning receivers and laser warning systems, for all airborne platform types. We also offer IR-based missile warning systems for advanced combat aircraft as well as for other fixed-wing and rotor platforms. In addition, we provide ESM for threat identification. We also provide SIGINT systems for tactical and strategic intelligence gathering including ELINT and ECM for naval, ground and airborne applications, COMINT and communication jamming systems, counter improvised explosive devices jamming systems for ground forces and cyber protection capabilities. We also supply radar solutions, data links and video dissemination systems and search and rescue systems for pilots and rescue teams. In addition, we develop command and control systems and simulators for anti-ballistic missiles. Customers for our EW, SIGINT and COMINT systems include governmental armed forces and homeland security agencies as well as major defense contractors.

Cyber and Intelligence Systems

Our governmental and commercial cyber security systems and intelligence systems activities are led by CYBERBIT. Our cyber-security solutions enable enterprises to rapidly detect advanced cyber threats, protect critical infrastructures, automate security operations center workflows and train cyber security staff. Our solutions utilize machine learning, Big Data and continuous technology advancements. Customers include a range of commercial, financial and industrial enterprises.
Our intelligence solutions for law enforcement and national security agencies address the entire intelligence cycle including collection, processing, analysis and visualization, providing law enforcement agencies, intelligence organizations and SIGINT agencies with a full spectrum of intelligence capabilities.
Various Commercial Activities

We engage in an increasing range of technologies for commercial applications and activities. Our current commercial activities, in addition to the activities described under “Commercial Aviation Systems and Aerostructures”, "Cyber and Intelligence Systems" and elsewhere above, include, among others, medical diagnostic equipment, automotive night vision enhancement equipment, smart glasses for sports applications and super capacitor energy sources and fuel cells for transportation applications.

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel(1)	U.S.(2)	Other Countries(3)

Owned	2,161,000 square feet	633,854 square feet	891,000 square feet
Leased	2,281,000 square feet	671,200 square feet	453,000 square feet

(1)	Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

(2)
Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, Florida, Alabama and Virginia. The facilities in Texas, New Hampshire and Alabama are located on owned land totaling approximately 129 acres. 318,570 square feet of the leased facilities are sublet to a third party. In addition, there is a 942,344 square foot ground lease, of which 629,910 square feet are sublet to a third party.

(3)	Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America and Asia-Pacific.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $112 million. We believe that our current facilities are adequate for our operations as now conducted.

Governmental Regulation

Government Contracting Regulations. We operate under laws, regulations, administrative rules and other legal requirements governing defense and other government contracts, mainly in Israel and the United States. Some of these legal requirements carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. In addition, our participation in governmental procurement processes in Israel, the United States and other countries is subject to specific regulations governing the conduct of the process of procuring defense and homeland security contracts.

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2016 more than 50% of our revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense and dual use products, as well as military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. government under the U.S. International Traffic in Arms Regulations (ITAR) and the U.S. Export Administration Regulations (EAR). Such approvals are typically in the form of an export license, and for defense technology or services in the form of a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli and other non-U.S. entities are also required to obtain such export licenses and TAAs. Such approvals apply to U.S. origin data required by our non-U.S. entities to perform work for U.S. programs. Licenses are also required for Israeli nationals assigned to work in defense-related technical areas at our U.S. affiliated companies. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. Pursuant to export control reform initiatives in the U.S., a greater part of Elbit Systems of America’s and our U.S. suppliers' activities are becoming subject to control under the EAR. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Other governments’ export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers’ governments.

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

Antitrust Laws. Antitrust laws and regulations in Israel, the United States and other countries often require governmental approvals for transactions that are considered to limit competition. Such transactions may include the formation of joint venture entities, cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

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

Buy-Back

As part of their standard contractual requirements for defense programs, several of our customers include “buy-back” or “offset” provisions. These provisions are typically obligations to make, or to facilitate third parties to make, various specified transactions in the customer’s country, such as procurement of defense and commercial products, investment in the local economy and transfer of know-how. (For further information about buy-back obligations, see Item 5. Operating and Financial Review and Prospects – Off-Balance Sheet Transactions.)

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

Private Finance Initiatives (PFI). Some of our projects operate under PFI financing arrangements where we provide long-term financing arrangements or facilities, with the repayment generally made based on the project’s cash flow. PFI projects can be structured in several ways. PFI projects may require us to pledge project-related equity and enter into relatively complex financial and other agreements. Such financing is usually medium or long-term and may be raised either through banks or institutional lenders and carries various financial risks and exposures. In addition, PFI projects may require us to draw upon our equity base and borrowing capacities and may significantly affect our liquidity and increase our financial leverage. In recent years we were involved in several PFI-type projects in Israel, and we expect to participate in future PFI contracts both in Israel and other countries.

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

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under contracts for end use by the IMOD or the IDF. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. Consistent with common practice in the defense industry, approximately 25% of our revenues in 2016 was dependent on products incorporating technology that a government customer may disclose to third parties. When the IMOD funds research and development, it usually acquires rights to data and inventions. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

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

Our R&D projects relate to defense, homeland security and commercial applications. We perform R&D projects to produce new systems for the IMOD and other customers. These projects give us the opportunity to develop and test emerging technologies. We develop tools for fast prototyping for both the design and development process. Fast prototyping permits the operational team members to effectively specify requirements and to automatically transfer them into software code. We also are engaged in long-term investments in science and technology infrastructure and building blocks, often in collaboration with academic bodies. We employ thousands of software, hardware and systems engineers. In addition, most of our program and business line managers have engineering backgrounds. More than 50% of our total workforce is engaged in research, development and engineering.

Our companies in Israel have collectively been awarded the Israel Defense Prize eleven times, recognizing extraordinary contributions to defense technological innovations.

Our customers, the Israel Innovation Authority in the Ministry of Economy and Industry (formerly Office of Chief Scientist) and other R&D granting authorities sometimes participate in our R&D funding. We also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2014, 2015 and 2016.

	2014	2015	2016
	(U.S. dollars in millions)
Total Investment	$267.7	$277.8	$291.8
Less Participation*	(39.7)	(34.4)	(36.0)
Net Investment	$228.0	$243.4	$255.8

*	See above – “Government Rights in Data” and see below – “Conditions in Israel – Israel Innovation Authority and Investment Center Funding.”

Manufacturing

We manufacture and assemble our systems and products at our operational facilities in Israel, the U.S., Europe, Brazil and Australia and at the facilities of certain of our subsidiaries in other countries. These facilities contain warehouses, electronic manufacturing areas, mechanical workshops, final assembly and test stations with test equipment. We also have supporting infrastructure including fully automated surface mount technology lines and clean rooms for electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply. A number of our manufacturing activities are provided on a shared services basis by several of our in-house centers of excellence.

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

We also use project management methods such as Kaizen and Lean and are enhancing and expanding such processes on an ongoing basis. Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology and management tools, assists us in providing high quality and on-time implementation of projects. We are in the process of implementing a "One-ERP" (enterprise resource planning) system, with a goal of consolidating uniform best practices for quality and operations across the organization.

All Israeli operational sites are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100 (certified for revision C), AS9115 for software, ISO-14001, OHSAS 18001, FAA Part 145 and European Aviation Safety Agency (EASA) Part 145 for maintaining civil products and Part 21 G for production of civil products. Representatives of our customers generally test our products before acceptance. A number of our customers have authorized us to conduct acceptance testing of our products on their behalf.

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

We market our systems and products either as a prime contractor or as a subcontractor to various governments and defense and homeland security contractors worldwide. In Israel, we sell our military systems and products mainly to the IMOD, which procures all equipment for the IDF. A number of marketing related support services are provided on a central shared services basis to various units in the Company. Marketing our systems, products and services in other parts of the world is supported by subsidiaries, joint ventures and representatives.

In the U.S., generally Elbit Systems of America leads our sales and marketing activities from its facilities throughout the U.S. Elbit Systems of America operates under a Special Security Agreement that allows it and its subsidiaries to work on certain classified U.S. government programs. See above “Subsidiary Organizational Structure – Elbit Systems of America.” Our subsidiaries in other countries typically lead the marketing activities in their home countries, often assisted by marketing and business development personnel based in Israel.

Over the past several years, we have entered into cooperation agreements with defense contractors, platform manufacturers and other companies in Israel, the United States, Europe, Latin America, Asia-Pacific and certain other key markets. These agreements provide for joint participation in marketing and performance of a range of projects around the world. In other situations, we actively pursue business opportunities as either a prime contractor or a subcontractor, usually together with local companies. Often we enter into cooperation agreements with other companies for such opportunities.

Competition

We operate in a competitive environment for most of our projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, life cycle costs, overall value to the customer, responsiveness to customer requirements and the ability to respond to rapid changes in technology. In addition, our competitive position sometimes is affected by specific requirements in particular markets.

Continuing consolidation in the defense industry has affected competition. In addition, many major prime contractors are increasing their in-house capabilities. These factors have decreased the number but increased the relative size and resources of our competitors. We adapt to market conditions by adjusting our business strategy to changing market conditions.

Competitors in the sale of some of our products to the government of Israel include IAI and Rafael among others. From time to time we also cooperate with some of our competitors on specific projects. Outside of Israel, we compete in a number of areas with major international defense and homeland security contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Boeing, Lockheed Martin, Northrop Grumman, Raytheon, General Dynamics, BAE Systems, Rockwell Collins, L-3 Communications, Thales, Airbus, Leonardo, Saab, Harris, Textron, FLIR Systems, Orbital ATK, AeroVironment, Rhode and Schwartz, Rheinmetall, Kongsberg, Safran, Aselsan, Bharat Electronics, Cubic and Verint. Many of these competitors have greater financial, marketing and other resources than ours. We also compete in the worldwide defense and homeland security markets with numerous smaller companies. In addition, we compete with a range of companies in the commercial avionics market. In certain cases we also engage in strategic cooperative activities with some of our competitors.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customer during the last three years was the IMOD, which accounted for 18% in 2014, 17% in 2015 and 18% in 2016.

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

Social Sustainability

We place importance on sustainability and social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing ethical business practices. Our policy encourages the voluntary efforts of our Company entities and employees who donate their time and efforts in the support of members of our communities who are in need. In this regard, we place priority on initiatives to promote educational advancement in less developed communities, particularly in the technology sectors. We also promote numerous other community support activities, including involvement on a national level in major charitable organizations in Israel and the U.S. We place emphasis on best practices in corporate governance, ethical conduct and fair employment practices. We also pursue continuous improvement of our operations from an environmental perspective and have a policy of combating human trafficking and avoiding the use of "conflict minerals" in our supply chain. These activities support our involvement as active members in leading sustainability and ethics organizations. We periodically publish a Sustainability Report, available on our website, detailing our activities in the areas of corporate responsibility, ethics, environmental initiatives and community-related activities.

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

Israel Innovation Authority and Investment Center Funding. The government of Israel, through the Israel Innovation Authority (IIA) in the Ministry of Economy and Industry (formerly the Office of the Chief Scientist) and the Israel Investment Center (the Investment Center), encourages research and development projects oriented towards export products and participates in the funding of such projects as well as company investments in manufacturing infrastructures. Our Israeli companies receiving IIA funding for development of products usually pay the Israeli government a royalty at various rates and such financing is typically subject to a number of conditions. (See Item 5. Operating and Financial Review and Prospects – Long-Term Arrangements and Commitments – Government Funding of Development.) Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates in the funding of the development effort. The Investment Center promotes Israeli export products and increased industrialization of peripheral areas through investment in industrial infrastructure. The Investment Center either provides grants for qualified projects or provides tax benefits for qualified industrial investments by Israeli companies.

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

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2016, the payments to the National Insurance Institute were equal to approximately 19.5% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 61.5%, and the employer contributes approximately 38.5%.

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

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or manufacturing and production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Our service contracts primarily include operation contracts, outsourcing-type arrangements, maintenance contracts, training, installation service contracts, etc. Revenue from services were less than 10% of consolidated revenues in each of the fiscal years 2014, 2015 and 2016. (For additional information see Item 18. Financial Statements - Notes 2(T) and 2(AE) (ASU 2014-09.)

Business Combinations

In accordance with ASC 805 “Business Combinations”, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to IPR&D and contingent consideration, and non-controlling interest, based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. (See Item 18. Financial Statements - Note 2(E) for additional information.)

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable property, plant and equipment and intangible assets, are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. For each of the years ended December 31, 2014, 2015 and 2016, no material impairment of long-lived assets was identified. (See Item 18. Financial Statements - Note 2(P) for additional information.)

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

Performing the goodwill impairment test requires judgment, including how we define reporting units and determine their fair value. We consider a component of our business to be a reporting unit if it constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. We estimate the fair value of each reporting unit using a discounted cash flow methodology that requires significant judgment. Forecasts of future cash flows are based on our best estimate of future sales and operating costs, based primarily on existing backlog, expected future contracts, contracts with suppliers, labor agreements and general market conditions. We prepare cash flow projections for each reporting unit using a five-year forecast of cash flows and a terminal value based on the Perpetuity Growth Model. The five-year forecast and related assumptions are derived from the most recent annual financial forecast for which the planning process commenced in our fourth quarter. The discount rate applied to our forecasts of future cash flows is based on our estimated weighted average cost of capital and includes factors such as the risk-free rate of return and the return an outside investor would expect to earn based on the overall level of inherent risk. The determination of expected returns includes consideration of the beta (a measure of risk) of traded securities of comparable companies. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. For each of the three years ended December 31, 2016, no material impairment of goodwill was identified. (See Item 18. Financial Statements - Note 2(Q) for additional information.)

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

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 "Income Taxes" guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2014, 2015 and 2016, certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Elbit Systems and certain of our Israeli subsidiaries are currently undergoing tax audits by the Israeli Tax Authority. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

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

Stock-Based Compensation Expense

We account for equity based compensation in accordance with ASC 718 “Compensation - Stock Based Compensation” (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options, cash-based awards linked to the share price and our Phantom Bonus Retention Plan, based on estimated fair values. (See Item 18. Financial Statements - Notes 2(Z) and 21.)

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

Recent Accounting Pronouncements

See Item 18. Financial Statements – Note 2(AE).

Long-Term Arrangements and Commitments

Government Funding of Development. Elbit Systems and certain Israeli subsidiaries partially finance our research and development expenditures under programs sponsored by the Israel Innovation Authority (IIA) in the Ministry of Economy and Industry (formerly the Office of the Chief Scientist) for the support of research and development activities conducted in Israel. At the time the funds are received, successful development of the funded projects is not assured. In exchange for the funds, Elbit Systems and the subsidiaries pay 2% – 5% of total sales of the products developed under these programs. The obligation to pay these royalties is contingent on actual future sales of the products. Elbit Systems and some of our subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of some of the technologies developed with such respective entity’s funds. (See Item 4. Information on the Company – Conditions in Israel – Israel Innovation Authority and Investment Center Funding.)

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment as of December 31, 2016 were as follows: $47.5 million for 2017, $35.9 million for 2018, $27.2 million for 2019, $19.4 million for 2020 and $100.6 million for 2021 and thereafter. (See below “Contractual Obligations”.)

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. (See below – “Liquidity and Capital Resources – Financial Resources”.) Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. (See Item 18. Financial Statements – Note 20(F).) As of December 31, 2015 and 2016, the Company met all financial covenants.

Bank and Other Financial Institution Guarantees. As of December 31, 2016 and 2015, guarantees in the aggregate amount of approximately $1,219 million and $1,211 million, respectively, were issued by banks and other financial institutions on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2016 and 2015, we had purchase commitments of approximately $1,313 million and $1,292 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2016

See Item 4. Information on the Company – Mergers, Acquisitions and Divestitures.

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

Our backlog of orders as of December 31, 2016 was $6,909 million, of which 68% was for orders outside Israel. Our backlog of orders as of December 31, 2015 was $6,564 million, of which 68% was for orders outside Israel. Approximately 69% of our backlog as of December 31, 2016 is scheduled to be performed during 2017 and 2018. The majority of the 31% balance is scheduled to be performed in 2019 and 2020. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

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

In recent years consolidation in the defense and homeland security industries has affected competition. This consolidation has decreased the number but increased the relative size and resources of our competitors. We adapt to evolving market conditions by adjusting our business strategy. Our business strategy also anticipates increased competition in the defense and homeland security markets due to declining budgets in certain countries such as a number of countries in Latin America. However, there have been recent indications of enhanced defense and homeland security budgets in the U.S. and in certain European countries. We believe in our ability to compete on the basis of our systems development, technological expertise, operationally-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time enhancing the industrial capabilities in certain of our customers’ countries.

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

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2016.

	Year ended December 31,
	(in thousands of U.S. dollars except per share data)
	2016		2015		2014
	$	%	$	%	$	%
Total revenues	$3,260,219	100.0	$3,107,581	100.0	$2,958,248	100.0
Cost of revenues	2,300,636	70.6	2,210,528	71.1	2,133,151	72.1
Gross profit	959,583	29.4	897,053	28.9	825,097	27.9
Research and development (R&D) expenses	291,749	8.9	277,837	8.9	267,691	9.0
Less – participation	(35,957)	(1.1)	(34,421)	(1.1)	(39,680)	(1.3)
R&D expenses, net	255,792	7.8	243,416	7.8	228,011	7.7
Marketing and selling expenses	271,037	8.3	239,366	7.7	216,537	7.3
General and administrative expenses	151,353	4.6	145,693	4.7	139,634	4.7
Other operating income, net	(17,575)	(0.5)	—	—	(5,951)	(0.2)
	660,607	20.3	628,475	20.2	578,231	19.5
Operating income	298,976	9.2	268,578	8.6	246,866	8.3
Financial expenses, net	(23,742)	(0.7)	(20,240)	(0.7)	(47,498)	(1.6)
Other income, net	3,967	0.1	216	—	120	—
Income before taxes on income	279,201	8.6	248,554	8.0	199,488	6.7
Taxes on income	45,617	1.4	46,235	1.5	25,624	0.9
	233,584	7.2	202,319	6.5	173,864	5.9
Equity in net earnings of affiliated companies and partnerships	5,224	0.2	4,542	0.1	5,549	0.2
Net income	$238,808	7.4	$206,861	6.6	$179,413	6.1
Less – net loss (income) attributable to non-controlling interests	(1,899)	(0.1)	(4,352)	(0.1)	(8,433)	(0.3)
Net income attributable to the Company’s shareholders	$236,909	7.3	$202,509	6.5	$170,980	5.8

Diluted net earnings per share:	$5.54		$4.74		$4.01

2016 Compared to 2015

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended December 31,
	2016		2015
	$ millions	%	$ millions	%
Airborne systems	1,242.3	38.1	1,225.7	39.4
C4ISR systems	1,220.9	37.4	995.2	32.0
Land systems	408.0	12.5	558.7	18.0
Electro-optic systems	276.0	8.5	231.9	7.5
Other (mainly non-defense engineering and production services)	113.0	3.5	96.1	3.1
Total	3,260.2	100.0	3,107.6	100.0

Our consolidated revenues in 2016 were the $3,260.2 million, as compared to $3,107.6 million in 2015.

The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operations. The increase in the C4ISR area of operation was primarily due to an increase in sales of command and control systems and radio systems in Europe, Asia-Pacific and Israel. Revenues from land systems decreased due primarily to a decline in sales of tank fire control systems to Asia-Pacific.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended December 31,
	2016		2015
	$ millions	%	$ millions	%
Israel	709.5	21.8	616.6	19.8
North America	825.7	25.3	838.9	27.0
Europe	640.8	19.7	497.6	16.0
Asia-Pacific	801.6	24.6	800.3	25.8
Latin America	212.8	6.5	325.4	10.5
Other	69.8	2.1	28.8	0.9
Total	3,260.2	100.0	3,107.6	100.0

The decrease in Latin America was mainly a result of lower sales of command and control systems for homeland security applications.

Cost of Revenues and Gross Profit

Cost of revenues in 2016 was $2,300.6 million (70.6% of revenues), as compared to $2,210.5 million (71.1% of revenues) in 2015.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses (including depreciation and amortization). The amounts and percentage of those components in 2016 and 2015 were as follows:

Wages and related benefits costs in 2016 constituted 38% of cost of revenues, as compared to 39% of cost of revenues in 2015. The total cost of wages and related benefits in 2016 was approximately $874 million, as compared to $852 million in 2015.

Subcontractors and material consumed costs in 2016 constituted 47% of cost of revenues, as compared to 48% in 2015. The total amount of subcontractors and material consumed costs in 2016 was approximately $1.1 billion, similar to that in 2015.

Manufacturing and other expenses in 2016 constituted 14% of cost of revenues, as compared to 13% in 2015. The total cost of manufacturing and other expenses in 2016 was approximately $320 million, as compared to approximately $300 million in 2015.

In 2016, our cost of revenues included a decrease in inventories of approximately $60 million in work-in-progress and finished goods inventories, as compared to a decrease of approximately $30 million in work-in-progress and finished goods inventories in 2015.

Changes from 2015 to 2016 in our cost of revenues and cost of revenues components were not material. We did not identify any developing trends in cost of revenues that we believe would have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs.

Gross profit for the year ended December 31, 2016 was $959.6 million (29.4% of revenues), as compared to $897.1 million (28.9% of revenues) in the year ended December 31, 2015. The increase in the gross profit rate in 2016 was mainly due to the mix of programs sold.

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2016 totaled $291.7 million (8.9% of revenues), as compared to $277.8 million (8.9% of revenues), in 2015.

Net R&D expenses (after deduction of third party participation) in 2016 totaled $255.8 million (7.8% of revenues), as compared to $243.4 million (7.8% of revenues) in 2015.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2016 were $271.0 million (8.3% of revenues), as compared to $239.4 million (7.7% of revenues) in 2015. The increase in marketing and selling expenses in 2016 was mainly related to the mix of countries and types of marketing activities for projects in which we invested our marketing efforts.

General and Administration (G&A) Expenses

G&A expenses in 2016 were $151.4 million (4.6% of revenues), as compared to $145.7 million (4.7% of revenues) in 2015.

Other Operating Income (Net)

Other operating income, net for the year ended December 31, 2016 amounted to $17.6 million. The amount reflects net gains related to the valuation of shares in two of our Israeli subsidiaries in the energy and automotive areas due to third party investments.

Operating Income

Our operating income in 2016 was $299.0 million (9.2% of revenues), as compared to $268.6 million (8.6% of revenues) in 2015. The main reason for the improvement in the operating income was the increase in the gross profit in 2016 as compared to 2015.

Financial Expense (Net)

Net financing expenses in 2016 were $23.7 million, as compared to $20.2 million in 2015. Financial expenses in 2015 were relatively low mainly due to gains from exchange rate differences.

Other Income (Net)

Other Income, net in 2016 amounted to $4 million. This was due to a capital gain related to the sale of real estate acquired in prior years.

Taxes on Income

Our effective tax rate represents a weighted average of the tax rates to which our various entities are subject.

Taxes on income in 2016 were $45.6 million (effective tax rate of 16.3%), as compared to $46.2 million (effective tax rate of 18.6%) in 2015. The effective tax rates in 2016 and 2015 were affected by prior years adjustments of $18.6 million and $1.4 million, respectively. The adjustments in 2016 were mainly related to tax settlements. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income. We continued to enjoy a lower effective Israeli tax rate and the benefits of an “Approved and Privileged Enterprise”, which resulted in savings of $16.1 million and $20.8 million, respectively, in 2016 and 2015, significantly influencing our effective tax rates.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2016, we had income of $5.2 million from our share in earnings of affiliates, as compared to income of $4.5 million in 2015.

Net Income and Earning Per Share (EPS)

As a result of the above, net income in 2016 was $236.9 million (7.3% of revenues), as compared to net income of $202.5 million (6.5% of revenues) in 2015. The diluted EPS was $5.54 in 2016, as compared to $4.74 in 2015.

The number of shares used for computation of diluted EPS in the year ended December 31, 2016 was 42,752,000 shares, as compared to 42,733,000 shares in the year ended December 31, 2015.

2015 Compared to 2014

Revenues

The following table sets forth our revenue distribution by areas of operation:

	Year ended December 31,
	2015		2014
	$ millions	%	$ millions	%
Airborne systems	1,225.7	39.4	1,197.9	40.5
C4ISR systems	995.2	32.0	1,118.5	37.8
Land systems	558.7	18.0	274.9	9.3
Electro-optic systems	231.9	7.5	265.1	9.0
Other (mainly non-defense engineering and production services)	96.1	3.1	101.8	3.4
Total	3,107.6	100.0	2,958.2	100.0

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

The following table sets forth our distribution of revenues by geographical regions:

	Year ended December 31,
	2015		2014
	$ millions	%	$ millions	%
Israel	616.6	19.8	638.9	21.6
North America	838.9	27.0	826.8	27.9
Europe	497.6	16.0	460.9	15.6
Asia-Pacific	800.3	25.8	528.8	17.9
Latin America	325.4	10.5	454.5	15.4
Other	28.8	0.9	48.4	1.6
Total	3,107.6	100.0	2,958.2	100.0

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

Wages and related benefits costs in 2015 constituted 39% of cost of revenues, as compared to 40% of cost of revenues in 2014. The total cost of wages and related benefits in 2015 was approximately $852 million, which was similar to those in 2014.

Subcontractors and material consumed costs in 2015 constituted 48% of cost of revenues, as compared to 52% in 2014. The total amount of subcontractors and material consumed costs in 2015 was approximately $1.1 billion, similar to that in 2014.

Manufacturing and other expenses in 2015 constituted 13% of cost of revenues, similar to that in 2014. The total cost of manufacturing expenses in 2015 was approximately $300 million, similar to that in 2014.

In 2015, our cost of revenues increased due to a decrease of approximately $30 million in our work-in-progress and finished goods inventories, as compared to a reduction in our cost of revenues in 2014 as a result of an increase of approximately $110 million in work-in-progress and finished goods inventories. Also, in 2014, a wholly-owned subsidiary in the U.S. sold certain assets related to a high speed machinery product line. As a result of the sale we recorded in cost of revenues an operating loss of approximately $5 million (see Item 18. Financial Statements - Note 1(D)).

Changes from 2014 to 2015 in our cost of revenues and cost of revenues components were not material We did not identify any developing trends in cost of revenues that we believe would have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs.

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

General and Administration (G&A) Expenses

G&A expenses in 2015 were $145.7 million (4.7% of revenues), as compared to $139.6 million in 2014 (4.7% of revenues). The main increase was due to the cost of the phantom bonus retention plan, which is included within G&A expenses. See Item 18. Financial Statements - Note 21(D).

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

We account for the outstanding principal amount of our Series A Notes as long-term liability, in accordance with ASC 470, “Debt”, with current maturities classified as short-term liabilities. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the Series A Notes using the effective interest rate method. As of December 31, 2016, the value of the Series A Notes was $219.8 million, less $63.6 million in current maturities and a fair value adjustment of $15.8 million from cross-currency interest rate swaps.

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

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes that were issued in 2010 and the additional Series A Notes that were issued in 2012. Under the cross currency interest rate swaps, we receive fixed NIS at a rate of 4.84% on NIS 2 billion and pay floating six-month USD LIBOR plus an average spread of 1.84% on $450 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these swap transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, we are currently paying an effective interest rate of six-month LIBOR (1.32% at December 31, 2016) plus an average of 1.84% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting. (See also Item 11. Quantitative and Qualitative Disclosures about Market Risk.)

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

2016

Our net cash flow generated from operating activities in 2016 was approximately $208 million, resulting mainly from our net income and an increase in non-cash operating items of $104 million and an increase in trade and other payables of approximately $253 million, offset by an increase in short and long-term trade receivables of approximately $297 million and a decrease in advances received from customers of approximately $83 million.

Net cash flow used in investment activities in 2016 was approximately $118 million, which was used mainly for the purchase of property, plant and equipment in the amount of $124 million, investments in affiliated companies in the amount of $19 million and offset by proceeds from the net sale of short-term deposits and marketable securities in the amount of $12 million and sale of real estate in the amount of $16 million.

Net cash flow used for financing activities in 2016 was approximately $167 million, which was used mainly for repayment of Series A Notes in the amount of $56 million, payments of dividends in the amount of $68 million and repayment of long-term loans in the amount of $48 million.

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

Financial Resources

The financial resources available to us include profits, collection of accounts receivable, advances from customers and government of Israel and other third parties’ programs such as the Israel Innovation Authority and development grants. In addition, we have access to bank credit lines and financing in Israel and abroad based on our capital, assets and activities.

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2015 and 2016, the Company met all financial covenants.

On December 31, 2016, we had total borrowings from banks and public institutions in the amount of $166 million in long-term loans, of which most of the loans mature in 2017, and $1,219 million in guarantees issued on our behalf by banks and other financial institutions, mainly in respect of advance payment and performance guarantees provided in the regular course of business. In addition, at December 31, 2016, we had $218 million in outstanding debt under our Series A Notes, including $56 million maturing in 2017. On December 31, 2016, we had a cash balance amounting to $223 million. We also have the ability to raise funds on the capital market and through expansion of our credit lines. (See above “Israeli Debt Offering”.)

As of December 31, 2016, we had working capital of $527 million and a current ratio of 1.27. We believe that our working capital and cash flow from operations are sufficient to support our current requirements and financial covenants.

We believe that our current cash balances, cash generated from operations, lines of credit and financing arrangements will provide sufficient resources to meet our operational needs for at least the next fiscal year. However, our ability to borrow funds from the banking system may be impacted by the global financial and liquidity situation. See Item 3. Risk Factors – General Risk Related to Our Business and Market.

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

Pensions and Other Post-Retirement Benefits. We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. (For our pension and other post-retirement benefit assumptions at December 31, 2016 and 2015, see Item 18. Financial Statements – Note 17.) At December 31, 2016, our employee benefit liabilities were $376 million, of which we had severance funds of $264 million set aside to satisfy potential obligations.

Material Commitments for Capital Expenditures.We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2016 and the subsequent fiscal year (see above “Financial Resources”). Our anticipated capital expenditures (which include mainly the purchase of equipment, buildings and an enhancement to our Enterprise Resource Planning (ERP) system) as of December 31, 2016 are somewhat higher than those as of December 31, 2015, due to an anticipated increase in expenditures for buildings, ERP enhancements and certain other expenses. We plan to pay for such anticipated capital expenditures using cash from operations. (See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.)

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

On December 31, 2016, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments earn interest based on variable interest rates, and their value as of December 31, 2016 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2014, inflation decreased by approximately 0.2%, and the NIS depreciated against the U.S. dollar by approximately 12%. In 2015, the inflation rate decreased by approximately 0.2%, and the NIS depreciated against the U.S. dollar by approximately 0.3%. In 2016, the inflation rate decreased by approximately 0.2%, and the NIS strengthened against the U.S. dollar by approximately 1.5%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

Foreign Currency, Derivatives and Hedging

While our functional currency is the U.S. dollar, we also have some non-U.S. dollar or non-U.S. dollar linked exposure to currencies other than NIS. These are mainly non-U.S. dollar customer debts, payments to suppliers and subcontractors as well as obligations in other currencies, assets or undertakings. Some subcontractors are paid in local currency under prime contracts where we are paid in U.S. dollars. The exposure on these transactions has not been in amounts that are material to us. However, when we view it economically advantageous, due to anticipated uncertainty in the applicable foreign exchange rates, we seek to minimize our foreign currency exposure by entering into hedging arrangements, obtaining periodic payments upon the completion of milestones, obtaining guarantees and security from customers and sharing currency risks with subcontractors.

A significant part of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2016 by forward contracts. On December 31, 2016, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies totaling approximately $207 million ($127 million in Euros, $36 million in GBP and the balance of $44 million in other currencies).

We also use forward exchange hedging contracts and options strategies in order to limit our exposure to exchange rate fluctuation associated with payroll expenses, mainly incurred in NIS. These include forward contracts with notional amount of approximately $647 million to purchase NIS maturing in 2016. (See also Item 11. Quantitative and Qualitative Disclosure of Market Risks.) As of December 31, 2016, an unrealized net loss of approximately $19 million was included in accumulated other comprehensive income. As of December 31, 2016, all of the forward contracts are expected to mature during the years 2017 – 2021.

Regarding the measures taken to reduce the foreign currency exchange rate impact on our Series A Notes see above “Liquidity and Capital Resources – Israeli Debt Offering.”

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2016 and is presented in millions of U.S. dollar equivalent terms:

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Buy US$ and Sell:
Euro	89.8	6.5
GBP	31.5	3.0
NIS	—	—
Other various currencies	19.3	0.1

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Sell US$ and Buy:
Euro	37.1	(1.6)
GBP	4.8	(0.7)
NIS	646.5	3.1
Other various currencies	25.1	—

*	Notional amount information is based on the foreign exchange rate at year end.

Contractual Obligations

	Up to 1 year	2-3 years	4-5 years	More than 5 years
	(U.S. dollars in millions)
1. Long-Term Debt Obligations(1)	165	—	1	—
2. Series A Notes(1)	56	112	56	—
3. Interest payment(2)	9	7	1	—
4. Operating Lease Obligations(3)	47	63	36	—
5. Purchase Obligations(3)	972	192	45	104
6. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP(4)	—	—	—	—
7. Other Long-Term Liabilities(5)	—	—	—	—
Total	1,249	374	139	104

(1)	The above includes derivative instruments defined as hedge accounting - see Item 18. Financial Statements - Note 2(Y).

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

(4)
The obligation amount does not include an amount of $376 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2(R) and 17. The obligation amount also does not include an amount of $47 million of tax reserve related to uncertain tax positions. See Item 18. Financial Statements – Note 18.

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

We do not commit to buy-back agreements until orders for our products or services are definitive, but in some cases the orders for our products or services may become effective only after our corresponding buy-back commitments become effective. Buy-back programs generally extend at least over the relevant commercial contract period and may provide for penalties in the event we fail to perform in accordance with buy-back requirements. In some cases we provide guarantees in connection with the performance of our buy-back obligations.

Should we be unable to meet such obligations we may be subject to contractual penalties, our guarantees may be drawn upon and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. (See Item 3. Risk Factors – General Risks Related to Our Business and Market.)

At December 31, 2016, we had outstanding buy-back obligations totaling approximately $1.1 billion that extend through 2024.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Years Ended December 31,
	2016	2015	2014

GAAP gross profit	959.6	897.1	825.1
Adjustments:
Amortization of purchased intangible assets	31.2	29.9	21.6
Non-GAAP gross profit	990.8	927.0	846.7
Percent of revenues	30.4%	29.8%	28.6%

GAAP operating income	299.0	268.6	246.9
Adjustments:
Amortization of purchased intangible assets	41.2	48.1	43.1
Gain from change in holdings	(17.6)	—	(6.0)
Non-GAAP operating income	322.6	316.7	284.0
Percent of revenues	9.9%	10.2%	9.6%

GAAP net income attributable to Elbit Systems’ shareholders	236.9	202.5	171.0
Adjustments:
Amortization of purchased intangible assets	41.2	48.1	43.1
Impairment of investment	2.5	—	—
Capital gain	(3.9)	—	—
Gain from changes in holdings	(16.4)	—	(6.0)
Related tax benefits	(6.1)	(8.2)	(6.9)
Non-GAAP net income attributable to Elbit Systems’ shareholders	254.2	242.4	201.2
Percent of revenues	7.8%	7.8%	6.8%

GAAP diluted net EPS	5.54	4.74	4.01
Adjustments, net	0.41	0.93	0.70
Non-GAAP diluted net EPS	5.95	5.67	4.71

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors (Board)

Our directors as of March 15, 2017 are as follows:

Name	Age	Director Since
Michael Federmann (Chair)	73	2000
Rina Baum	71	2001
Yoram Ben-Zeev	72	2014
David Federmann (Vice Chair)	42	2007
Dr. Yehoshua Gleitman (External Director)	67	2010
Dov Ninveh	69	2000*
Professor Ehood (Udi) Nisan	49	2016
Dalia Rabin (External Director)	66	2010
Professor Yuli Tamir	63	2015
__________________
* was not a member of the Board from April - October 2013

The term of office of each director, other than the External Directors, expires at the annual general shareholders meeting to be held during 2017. The term of office for Yehoshua Gleitman as an External Director expires in March 2019, and the term of office for Dalia Rabin as an External Director expires in November 2019.

Michael Federmann. Michael Federmann has served as chair of the Board since 2000. Since 2002 he has served as chair and CEO of Federmann Enterprises Ltd. (FEL), a privately-owned Israeli company in which Mr. Federmann has held managerial positions since 1969. FEL, directly and through subsidiaries, holds a diversified portfolio of investments, including ownership of approximately 46% of the Company’s outstanding ordinary shares. FEL also has ownership interests in Dan Hotels Ltd. (Dan Hotels), an Israeli hotel chain, in Freiberger Compound Materials GmbH (Freiberger), a German company engaged in the supply of materials for the semi-conductor industry, as well as in several financial, real estate and venture capital investments. Mr. Federmann serves as chair of the board of directors of Dan Hotels and is chair of the board of governors of the Hebrew University of Jerusalem (the Hebrew University). He serves as the president of the Israel - Germany Chamber of Industry and Commerce and is an Honorary Commander of the Order of the British Empire (CBE). Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University, which has also awarded him an honorary doctorate in philosophy.

Rina Baum. Rina Baum is vice president for investments of FEL and since 1986 has served as a director and as general manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels and Etanit Building Products Ltd. (Etanit), and holds other managerial positions with investee companies of FEL. She also serves as a director of Harel-PIA Mutual Funds Management Company Ltd. Mrs. Baum holds an L.L.B. degree in law from the Hebrew University.

Yoram Ben-Zeev. Yoram Ben-Zeev serves as a director of Kardan Ltd., an Israel-based publicly-traded company, operating mainly in the fields of real estate, property sales and rentals, leasing of vehicles as well as investments in the communication and technology sectors. Mr. Ben-Zeev also serves on the board of several non-profit organizations in Israel and is a member of the Israel Ministry of Foreign Affairs’ (MFA) Nomination Committee. He served as Israel's ambassador to the Federal Republic of Germany from 2007 until 2012. Prior to that, he served for 26 years in various senior positions in the MFA, including as deputy general director, head of the North America Division and senior member of the directorate. Among other positions held during his service in the MFA, Mr. Ben-Zeev served as Israel's consul general to the West Coast in the United States, political advisor to the president of the State of Israel, special coordinator to the Middle East peace process, advisor to prime minister Ehud Barak for the Camp David Peace Conference and chair of the MFA’s Steering Committee - Foreign Service Strategic and Functional Planning and of the Israel-Canada Annual Strategic Forum. Mr. Ben-Zeev has been the recipient of special awards for his diplomatic service from both the U.S. House of Representatives and the president of the Federal Republic of Germany. Mr. Ben-Zeev holds a bachelor's degree in Middle Eastern studies, political science and international relations from the Hebrew University and a master's degree in Middle Eastern studies from the Tel-Aviv University. Mr. Ben Zeev serves as the chair of the Corporate Governance and Nominating Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Compensation Committee of the Board.

David Federmann. David Federmann has served as vice chair of the Board since 2015. He has served in various management capacities in FEL since 2000. He currently serves as chair of the board of Freiberger and as a member of the boards of directors of Dan Hotels and BGN Technologies (the technology transfer company of Ben-Gurion University). David Federmann is the son of Michael Federmann, chair of the Board. Mr. Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served since 2001 as the managing partner of Platinum VC, a venture capital firm. He currently serves as the chair of the board of directors of Capital Point Ltd. and and of GIBF - Guangzhou Israel Bio Tech Fund, and is a director of Teuza - A Fairchild Technology Venture Ltd. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chair of the U.S.-Israel Industrial R&D Foundation, joint chair of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s (Elop) marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel. Dr. Gleitman holds bachelor of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as the chair of the Audit Committee and the Financial Statements Review Committee of the Board and as a member of the Compensation Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Dov Ninveh. Dov Ninveh has served as chief financial officer and a manager in FEL since 1994 and as general manager of Heris Aktiengesellschaft since 2012. He serves as a director of Dan Hotels and Etanit, and as a member of the board of Freiberger. Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor of science degree in economics and management from the Israel Institute of Technology (the Technion).
Professor Ehood (Udi) Nisan. Prof. Ehood (Udi) Nisan is a professor in the School of Public Policy and Government of the Hebrew University. He serves as chair of the board of directors of Midreshet Sde Boker Banegev Ltd., an Israeli government company, is a member of the board of Bezalel Academy of Art and chair of its finance committee, and an External Director of Solgreen (Israel) Ltd. and of Rekah Pharmaceutical Industry Ltd. From 2013 to 2016, he was the chair of the board of directors of Delek, The Israel Fuel Corporation Ltd. From 2009 to 2011, Prof. Nisan was the director of the budgets department of the Israeli Ministry of Finance, and from 2007 to 2009 he served as the director of the Government Companies Authority. Prior to that he served in various executive positions in the Israeli Ministry of Finance and served as a member and chair of several government and public committees, including from 1999 until 2002 as the CEO of the Jerusalem Development Authority. Prof. Nisan holds bachelor’s and master's degrees in economics and business administration, and a PhD in economics and public policy from the Hebrew University. Prof. Nisan serves as a member of the Audit Committee and the Financial Statements Review Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Dalia Rabin (External Director). Dalia Rabin is the chair of the Yitzhak Rabin Center, a national institute dedicated to ensuring that the legacy of former Prime Minister and Minister of Defense Yitzhak Rabin continues to impact Israeli society through experiential educational programming, a national archive and a museum. Before that, Mrs. Rabin was a member of the Israeli Government from 1999 until 2002. She is the president of the Center for Arbitration and Dispute Resolution and a member of the board of directors of Peilim Investment Portfolio Management Company Ltd. Mrs. Rabin was elected to the Knesset on the Center Party Ticket in 1999 and acted as chair of the Ethics Committee. She also served on the Constitution, Law and Justice Committee; the Committee for the Advancement of the Status of Women; the State Control Committee; and the Committee for the Advancement of the Status of the Child. In 2001, Mrs. Rabin was appointed Deputy Minister of Defense. She resigned in 2002 to head the Rabin Center. Prior to her election to the Knesset, Mrs. Rabin served as the legal advisor of the professional associations of the General Federation of Labor (the Histadrut). She also served for fourteen years in the Tel-Aviv District Attorney's Office in the Civil Division, specializing in labor law. Mrs. Dalia Rabin holds an L.L.B degree from Tel-Aviv University. Mrs. Rabin serves as the chair of the Compensation Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee.

Professor Yuli Tamir. Prof. Yuli Tamir has served since 2010 as the President of Shenkar College, a public college in Ramat-Gan, Israel. Before that, from 2006 until 2009, she served as Israel’s Minister of Education. Prof. Tamir also served as the Minister of Immigration from 1999 until 2001. She was a deputy speaker of the Knesset and a member of the Finance Committee, the Education Committee and the Security and Foreign Affairs Committee. Prof. Tamir is a founding member of the Israeli peace movement "Peace Now". She served as the chair of the Association of Civil Rights in Israel and was a member of the political committee of the Women’s Lobby. She was a professor at Tel-Aviv University and a scholar-in-residence at Princeton University, Harvard University, the University of Pennsylvania, the European University in Florence, the Central European University in Budapest and the Blavatnik School of Government in Oxford. Prof. Tamir is the recipient of numerous academic awards. Prof. Tamir holds a bachelor of science degree in biology and a master's degree in political science from the Hebrew University and a PhD in political philosophy from Oxford University. Prof. Tamir serves as a member of the Audit Committee and the Financial Statements Review Committee of the Board.

Executive Officers

Our executive officers, the President and CEO and the Executive Vice Presidents who report to the President and CEO) as of March 15, 2017 are as follows:

Name	Age	Position
Bezhalel Machlis	54	President and Chief Executive Officer
Elad Aharonson	43	Executive Vice President and General Manager – ISTAR Division
Jonathan Ariel	60	Executive Vice President and Chief Legal Officer
David Block Temin	61	Executive Vice President, Chief Compliance Officer and Senior Counsel
Adi Dar	45	Executive Vice President and General Manager – CYBERBIT
Joseph Gaspar	68	Executive Vice President and Chief Financial Officer
Zeev Gofer	64	Executive Vice President – Strategic and Business Development - North America
Shelly Gordon	56	Executive Vice President – Human Resources
Ran Kril	46	Executive Vice President - International Marketing and Business Development
Edgar Maimon	61	Executive Vice President and General Manager – EW and SIGINT Elisra Division
Avi Mizrachi	59	Executive Vice President - Business Development - Israel and Southeast Asia
Ilan Pacholder	62	Executive Vice President – Mergers and Acquisitions and Financing
Yuval Ramon	51	Executive Vice President and Chief Operating Officer
Gideon Sheffer	68	Executive Vice President – Strategic Planning
Yoram Shmuely	56	Executive Vice President and General Manager – Aerospace Division
Yehuda Vered	59	Executive Vice President and General Manager – Land and C4I Division
Yehoshua Yehuda	49	Executive Vice President - Chief Technology Officer

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

Elad Aharonson. Elad Aharonson has served as Executive Vice President and General Manager - ISTAR Division since 2015. From 2011 until his current appointment, he served as executive vice president and general manager - UAS Division, after serving as vice president - UAV systems since 2009. He joined Elbit Systems in 2004 and held various senior program management positions relating to UAS. Prior to that, Mr. Aharonson served as an officer in the IDF holding command positions in the Artillery Branch and in the Ground Forces’ UAV unit. Mr. Aharonson holds an L.L.B. degree in law and a bachelor’s degree in business administration from the Hebrew University.

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

Adi Dar. Adi Dar was appointed as Executive Vice President and General Manager - CYBERBIT in 2015. From 2009 until his current appointment, he served as executive vice president and general manager - Electro-optics - Elop Division. From 2006 until 2009, he served as Elop’s vice president for business development. Prior to that he served in a number of management positions in Elbit Systems, which he joined in 2002. From 1999 until 2002, he was vice president for business development and marketing at Elron Telesoft Ltd. Mr. Dar holds a bachelor's degree in industrial engineering from the Technion and an MBA from Tel-Aviv University.

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

Shelly Gordon. Shelly Gordon was appointed as Executive Vice President - Human Resources shortly after joining Elbit Systems in 2015. From 2012 until joining Elbit Systems, she headed executive education at the Interdisciplinary Center Herzilya. From 2005 until 2012, Dr. Gordon served as vice president - organizational development and talent management at Amdocs Limited and served as vice president - human resources at Elite Confectionary Ltd. from 2000 until 2005. Prior to that, she worked as an independent consultant with management teams and senior managers, leading major transformations in varied organizations and industries. Dr. Gordon received a bachelor’s degree in education and art from the Hebrew University, a bachelor’s degree in psychology from Tel-Aviv University and a doctorate in management studies from the University of Hertfordshire in the U.K.

Ran Kril. Ran Kril was appointed as Executive Vice President - International Marketing and Business Development in 2015. From 2013 until his current appointment, he served as vice president for marketing and sales in the aerospace division, after serving as the aerospace division’s vice president for sales and contracts since 2007. He joined Elbit Systems in 1997 and held various senior positions in the marketing, sales and finance departments of the aerospace division. Mr. Kril holds a bachelor of science degree in economics and management from the Technion and a master of science of management degree from the Polytechnic University of New York.

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

Avi Mizrachi. Avi Mizrachi was appointed Executive Vice President - Business Development - Israel and Southeast Asia in January 2017, after serving as executive vice president - business development - Southeast Asia since 2014. He joined Elbit Systems in 2013 as a senior vice president in the corporate marketing department. Prior to that, Mr. Mizrachi completed 33 years of service in the IDF, retiring with the rank of major general. From 2009 to 2012, he served as the commander of the IDF’s Central Command. Prior to that he held a number of senior command positions including head of the Technology and Logistics Branch and commander of the IDF’s Ground Forces. Mr. Mizrachi holds a bachelor of arts degree in computer science and business administration from Pace University in New York and is a graduate of the Harvard University Business School’s Advanced Management Program.

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

Yuval Ramon. Yuval Ramon was appointed Executive Vice President and Chief Operating Officer in 2015. From 2014 until his current appointment, he served as vice president - corporate operations. Prior to that, from 1998 - 2013, he served in a number of management positions in Elbit Systems of America, including as senior vice president of operations, site lead at the Merrimack operations and director of sales and contracts for the Fort Worth operations. He joined Elbit Systems in 1994 as a sales and contract manager. Mr. Ramon holds a bachelor of science degree in industrial engineering and economics from the Technion.

Gideon Sheffer. Gideon Sheffer has served as Executive Vice President – Strategic Planning since January 2017, after serving as executive vice president - strategic planning and business development – Israel since 2009. From 2008 until 2009 he served as executive vice president – strategic planning, after serving as corporate vice president – strategic planning since 2001. Prior to that he served as acting head of Israel’s National Security Council and as national security advisor to former prime minister Ehud Barak. In 1998, he completed 32 years of service in the IDF, retiring with the rank of major general. From 1995 to 1998, he served on the general staff as head of the IDF’s human resources branch. Before that, he served as deputy commander of the IAF. Mr. Sheffer held a number of command positions in the IAF after serving as a fighter aircraft and helicopter pilot. Mr. Sheffer holds a bachelor’s degree in Israel studies from Bar Ilan University and is a graduate of the Harvard University Business School’s Advanced Management Program.

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

Yehuda Vered. Yehuda (Udi) Vered has served Executive Vice President and General Manager – Land and C4I Division since 2013. From 2009 until his current appointment Mr. Vered served as executive vice president – service solutions as well as vice president – marketing for the land and C4I division. Prior to that, since 2004 he served as chief financial officer and vice president for contracts and sales of the land and C4I division. Mr. Vered joined Elbit Systems in 2003 as vice president for contracts and sales and chief financial officer – ground, C4I and battlefield systems. Before that, he served as an aircrew officer in the IAF, where he holds the rank of colonel (reserves). Mr. Vered holds a bachelor of arts degree in management and economics from Tel-Aviv University, an MBA from Ben Gurion University and is a graduate of the Harvard University Business School’s Advanced Management Program.

Yehoshua Yehuda. Yehoshua (Shuki) Yehuda was appointed as Executive Vice President and Chief Technology Officer in January 2016. From 2008 until his current appointment, he served as Elisra’s vice president and chief technology officer as well as general manager - radar solutions business unit. Prior to that he served in a number of management positions in Elisra, which he joined in 2000. Prior to joining Elisra, Mr. Yehuda served as an officer in the IDF, holding command positions in the Intelligence Corps. Mr. Yehuda holds a bachelor of science degree in electrical engineering from Tel-Aviv University and a master of science degree in neural computation from the Hebrew University. He is a graduate of Harvard University Business School's Advanced Management Program.

President and CEO of Elbit Systems of America

Elbit Systems of America’s President and CEO reports to the board of directors of Elbit Systems of America in accordance with the provisions of the Special Security Agreement with the U.S. Department of Defense. (See Item 4. Information on the Company – U.S. Subsidiaries.) Raanan Horowitz has served as President and CEO of Elbit Systems of America since 2007. He served as executive vice president and general manager of EFW from 2001 until his current appointment. From 1991 until 2001, Mr. Horowitz held various management positions with EFW and other U.S. subsidiaries of the Company. From 1989 to 1991, he served as a senior program manager for Elbit Ltd. Mr. Horowitz serves on the executive committee of the board of governors of the Aerospace Industries Association and is a member of the executive committee of the national board of directors of the Leukemia and Lymphoma Society. Mr. Horowitz holds an MBA from the Seidman School of Business of Grand Valley State University in Allendale, Michigan. He also holds a master of science degree in electrical engineering and a bachelor of science degree in mechanical engineering from Tel-Aviv University.

Compensation of Directors and Executive Officers

Compensation Policy

Pursuant to the Companies Law, a public company such as Elbit Systems is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as defined in the Companies Law) (generally Elbit Systems' directors and executive officers), including compensation, equity-based awards, releases from liability, indemnification and insurance, severance and all other employment benefits (Employment Terms). In accordance with the Companies Law, in 2014 our shareholders, following a favorable recommendation of the Compensation Committee of the Board and the approval of the Board as a whole, approved a compensation policy (the Compensation Policy) applicable to Employment Terms arrangements with our Office Holders. The Company contemplates proposing a new compensation policy which will be submitted for the consideration of the Compensation Committee and approval by the Board and the Company's shareholders, in accordance with the requirements of the Companies Law.

The Companies Law requires that we obtain the approval of the Compensation Committee and the Board as a whole for each Employment Terms arrangement with an Office Holder. In addition, the Companies Law requires that we also obtain the approval of our shareholders for any Employment Terms arrangement with our CEO or a director, or with any other Office Holder where the terms are not consistent with an approved compensation policy. With respect to such arrangement with our CEO or in connection with such arrangement with an Office Holder that is not consistent with an approved compensation policy, such shareholder approval requires that (a) a majority of the Applicable Shareholders (as defined below) vote to approve the arrangement and (b) Applicable Shareholders who vote against approval do not represent more than 2% of our total voting rights. For these purposes, “Applicable Shareholders” means shareholders who are not controlling shareholders and do not have a Personal Interest (as defined in the Companies' Law) in the arrangement to be approved and who participate in the voting, in person, by proxy or by written ballot (excluding abstentions).

Under certain circumstances described in the Companies Law, if the Employment Terms of an Office Holder who is not a director or a controlling shareholder that requires the approval of the shareholders as described above, are not approved by shareholders by the required minority, the Compensation Committee and the Board may nonetheless approve such arrangement.

In addition, pursuant to the Companies Law, changes determined by the Compensation Committee not to be material to the existing Employment Terms of an Office Holder who is not a director, require only the approval of the Compensation Committee.

In accordance with the requirements of the Companies’ Law, at the Shareholders’ Extraordinary General Meeting held on March 8, 2016, the Company’s shareholders, following the recommendations of the Compensation Committee and the Board, approved, by the required majority, the Employment Terms of our CEO, Mr. Bezhalel Machlis, with effect as of April 1, 2016.

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

Compensation of Directors and Executive Officers

Aggregate Compensation to Directors and Executive Officers

The following table sets forth the aggregate compensation costs for all of our directors and executive officers as a group for the fiscal year ended December 31, 2016:

	Salaries, Directors’ Fees Commissions and Bonuses		Pension, Retirement and Similar Benefits
	(U.S. dollars in thousands)
All directors (consisting of 10 persons)	$485	(1)	$—
All executive officers (consisting of 20 persons)	$23,149	(2)(3)	$1,702

(1)	Directors Fees

In accordance with the Compensation Policy and with the Israeli Companies Regulations (Relief from Related Parties' Transactions), 5760-2000, in meetings held in October 2016, the Compensation Committee and the Board as a whole approved payment to the Company's directors, including to Michael Federmann and David Federmann (who each may be considered a direct or indirect controlling shareholder of the Company), in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity, which is also paid to the Company's External Directors. As a result, each of the Company's directors is and will be entitled to an annual fee of NIS 111,345 (equal to approximately $29,057) and a per meeting fee of NIS 4,285 (equal to approximately $1,118), which reflect the above mentioned fee levels, linked to the Israeli consumer price index.

(2)	Phantom Bonus Retention Plan

(i)
In 2012, our Board approved a “Phantom” Bonus Retention Plan for Senior Officers (the Phantom Plan). The purpose of the Phantom Plan is to provide an incentive to retain applicable senior officers of Elbit Systems and certain of our subsidiaries by strengthening the alignment of the Phantom Plan recipients’ financial interests with those of the Company and our shareholders. Under the Phantom Plan, phantom bonus units were granted to executive officers within the framework of three consecutive yearly tranches, each such tranche comprised of an equal number of units which entitle the recipient the right to receive the financial benefit (Unit Benefits) deriving from increases in the value of the Company’s shares during the applicable periods, subject to certain restrictions. Unit Benefits are calculated separately for each tranche. The Unit Benefits accrual period for each tranche is three years from the respective grant date of the applicable bonus units.

(ii) At the end of each year during the Unit Benefits accrual period for each tranche, the Company calculates the value of each Unit Benefit for such year (the Unit Benefits Value). The Unit Benefits Value is the difference between: (i) the basic value for that year - i.e. the average closing price on the TASE of the Company’s shares for the thirty (30) trading days preceding the beginning of the respective year, and (ii) the year-end value for said year - i.e. the average closing price on the TASE of the Company’s shares for the thirty (30) trading days preceding the end of the relevant year.

(iii) The accrued Unit Benefits Value for each yearly tranche is the sum of the first year Unit Benefits Value, the second year Unit Benefits Value and the third year Unit Benefits value for that tranche. Because of certain conditions in the Phantom Plan, the Unit Benefits Value for a particular year of a tranche may be zero or only part of the calculated Unit Benefits Value for that year. The aggregate maximum Unit Benefits Value of a unit granted for the full three years of a tranche may not exceed 100% of the basic value determined for that tranche for its first year. Except in certain circumstances described in the Phantom Plan, the accrued Unit Benefits Value of a tranche is paid to the recipient at the end of the third year of the respective tranche.

(iv)
Except as otherwise provided in the Phantom Plan, entitlement to receipt of benefits is conditioned on the recipient remaining an employee of the Company. The benefits received under the Phantom Plan are subject to tax at the regular personal income tax rates.

(v)
We recorded amounts of approximately $15.1 million and $14.7 million in 2015 and 2016, respectively, as compensation costs related to grants to our executive officers under the Phantom Plan. See Item 18. Financial Statements – Note 21(D).

(3) Other Compensation

In addition to payment of monthly salary and annual bonus, our executive officers are entitled to reimbursement of travel and certain other expenses in a manner similar to other employees.
Office Holders of the Company, including our directors and executive officers, are covered by our D&O liability insurance policy and are entitled to indemnification in accordance with our Articles of Association and pursuant to an indemnification letter as approved by our shareholders. (See Item 10. "Additional Information - Exemption, Insurance and Indemnification of Directors and Officers - Exemption, Insurance and Indemnification Under the Companies Law".)

Compensation of Five Most Highly Compensated Office Holders

The following describes the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2016. All amounts specified are in terms of cost to the Company as recorded in our financial statements. Each of the mentioned Office Holders was employed on a full-time basis in 2016.
Compensation for each of the specified executive officers is indicated in terms of the following types of compensation costs:
(1) Salary Costs. Salary Costs include gross salary and social benefits. Salary Costs also include, if and to the extent applicable to a respective Office Holders, vacation days, sick days, convalescence pay, monthly remuneration for a study fund, contributions made by the Company on behalf of the Office Holders to an insurance policy or a pension fund, contributions by the Company on behalf of the Office Holders towards work disability insurance, benefit for company car and benefit for communication costs. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.832, which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2016 (Average Exchange Rate).
(2) Bonus Costs. Bonus Costs represent bonuses (annual, managerial evaluation and/or special, as the case may be) to the Office Holders with respect to the year ended December 31, 2016. U.S. dollar amounts indicated for Bonus Costs are based on the Average Exchange Rate .
(3) Phantom Bonus Costs. Phantom Bonus Costs are costs recorded with respect to the year ended December 31, 2016 related to the value of benefits under tranches of phantom bonus units granted to the Office Holders under our Phantom Bonus Retention Plan (see above "Aggregate Compensation to Directors and Officers - Table - Note (2)" and Item 18. Financial Statements - Note 21(D).) Benefits under the Phantom Plan cover tranches payable over three years.

(4) Stock Option Costs. Stock Option Costs are costs recorded with respect to the year ended December 31, 2016 related to stock options in start-up entities or similar ventures established by the Company (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company).
(5) Other Costs. Other Costs are one-time contributions made by the Company on behalf of the Office Holder to an insurance policy or a pension fund and/or towards employee disability insurance, as well as accrued vacation benefits, which contributions are required under Israeli law and agreed employment terms in the event the monthly salary is increased. These contributions take into account, among other factors, retroactive contributions on the basis of the actual years of employment with the Company.
The five most highly compensated Office Holders in 2016 were as follows (U.S. dollar amounts in thousands):

(1)	Bezhalel Machlis - President and CEO. Compensation costs recorded for Mr. Machlis in 2016 included: $808 in Salary Costs, $800 in Bonus Costs, $1,927 in Phantom Bonus Costs and $509 in Other Costs.

(2)
Joseph Gaspar - Executive Vice President and Chief Financial Officer. Compensation costs recorded for Mr. Gaspar in 2016 included: $528 in Salary Costs, $148 in Bonus Costs, $1,012 in Phantom Bonus Costs, $7 in Stock Option Costs and $148 in Other Costs.

(3)
Yoram Shmuely - Executive Vice President and General Manager - Aerospace Division. Compensation costs recorded for Mr. Shmuely in 2016 included: $575 in Salary Costs, $128 in Bonus Costs, $1,012 in Phantom Bonus Costs, $2 in Stock Option Costs and $108 in Other Costs.

(4)
Itzhak Dvir - Corporate Executive Lead One ERP (former Executive Vice President - Special Matters). Compensation costs recorded for Mr. Dvir in 2016 included: $484 in Salary Costs, $109 in Bonus Costs, $1,012 in Phantom Bonus Costs and $11 in Other Costs.

(5)
Gideon Sheffer - Executive Vice President - Strategic Planning. Compensation costs recorded for Mr. Sheffer in 2016 included: $449 in Salary Costs, $141 in Bonus Costs, $1,012 in Phantom Bonus Costs and $9 in Other Costs.

Board Practices

Appointment of Directors

Our directors who are not External Directors are elected by the shareholders at the annual general shareholders meeting. They hold office until the next annual general shareholders meeting, which is held at least once every calendar year but not more than 15 months after the previous general shareholders meeting. Between annual general shareholders meetings our Board may appoint new directors to fill vacancies. The External Directors are elected at a general shareholders meeting as described under “External Directors” below. Our Articles of Association authorize a maximum of 17 directors, a minimum of five directors and, unless otherwise approved by our shareholders, the number of directors will be nine.

The Companies Law requires the board of directors of a public company, after considering the company’s type and size and the scope and complexity of its activities, to determine the minimum number of directors on the board having “financial and accounting expertise” as defined in the Companies Law. Our Board has adopted a policy pursuant to which it will include a minimum of two directors having financial and accounting expertise as defined under the Companies Law. Currently our Board has two directors who are considered by the Board to have financial and accounting expertise: Dr. Gleitman and Prof. Nisan. In addition, the Companies Law provides that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the election of a director is to be considered, will not be held unless the nominee has declared to the company that he or she complies with the above-mentioned requirements, and the details of his or her applicable qualifications are provided, and in case such nominee is an "Independent Director" as defined in the Companies Law (see below), that such nominee has also declared that he or she complies with the independence criteria under the Companies Law. Each of our elected directors has declared to our Board that he or she complies with the required qualifications under the Companies Law for appointment as a member of our Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our Board. In addition, Mr. Ben-Zeev, Prof. Nisan and Prof. Tamir also each have declared that he or she complies with the criteria of an Independent Director under the Companies Law.

In addition to the External Directors, under the Companies Law and regulations thereunder, a director in a company such as Elbit Systems, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, such as the Nasdaq director independence criteria, may be considered an Independent Director pursuant to the Companies Law if such director meets certain conditions listed therein, and provided such director has been designated as such by the audit committee. The Audit Committee has designated Mr. Ben-Zeev, Prof. Nisan and Prof. Tamir as Independent Directors under the Companies Law.

The current External Directors on our Board were each appointed at a general meeting of shareholders, for a three-year term, with their terms expiring as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in November 2016. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

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

Substitute Directors. The Articles of Association provide that any director may appoint another person to serve as a substitute director. A substitute director must be qualified under the Companies Law to serve as a substitute of the relevant director, and, under the Companies Law, in case the substituted director is an Independent Director as defined in the Companies Law, the substitute director must also comply with the requirements of the Companies Law for Independent Directors. If his or her appointment is for more than one meeting it will be subject to the approval of the Board. Such person may not act as a substitute director for more than one director at the same time. In addition, a Board committee member may not substitute for another Board committee member in meetings of the applicable committee. The same rules, including compensation, will apply to a substitute director as to the director who appointed him or her, and the substitute director may participate in Board and Board committee meetings in the same manner as the appointing director (subject to any applicable independence criteria). Subject to the Companies Law, a director who has appointed a substitute director may revoke the appointment at any time. In addition, the office of a substitute director will be vacated at any time that the office of the director who appointed the substitute is vacated for any reason. Any appointment or revocation of the appointment of a substitute director will be made by notice in writing to the substitute director and Elbit Systems. The appointment or revocation, as the case may be, will become effective on the later of the date of receipt of the above notice or the date fixed in the notice. Appointing a substitute director will not release the appointing director from his/her liabilities, taking into account the applicable circumstances.

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

(E)	if that person is not an employee of a securities authority or a stock exchange in Israel.

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

Our Articles of Association allow the External Directors of the Company to be elected to more than three terms of service. According to the Companies Law, any committee of the Board must include at least one External Director, and all External Directors must be members of the Audit Committee and the Compensation Committee.

Dr. Gleitman and Mrs. Rabin currently serve as our Board’s External Directors. Dr. Gleitman’s term of office ends in March 2019, and the term of office of Mrs. Rabin ends in November 2019. Dr. Gleitman was determined by the Board to have “financial and accounting expertise” under Israeli law, and Mrs. Rabin was determined by the Board to have the applicable “professional competence” to serve as an External Director.

Audit Committee. Dr. Gleitman (chair), Mr. Ben-Zeev, Prof. Nisan, Mrs. Rabin and Prof. Tamir are members of the Audit Committee. In accordance with the Companies Law, an audit committee must consist of at least three directors qualified to serve as members of an audit committee under the Companies Law, including all External Directors, and must be comprised of a majority of directors meeting certain independence criteria of the Companies Law. The chair of the audit committee must be an External Director. In accordance with the applicable Nasdaq rules and those of the SEC, Elbit Systems Audit Committee must be comprised solely of independent directors, as defined by said rules. The Audit Committee operates in accordance with an Audit Committee Charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. All of the members of the Audit Committee meet the independent criteria of the Companies Law and have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. The Audit Committee meets from time to time in executive sessions and also conducts annual assessments of the sufficiency of its Charter and of the Committee’s compliance with its obligations. (See Item 16A. Audit Committee – Financial Expert and Item 16D. Exemptions from the Listing Standards for Audit Committees.)

Financial Statements Review Committee. Dr. Gleitman (chair), Mr. Ben-Zeev, Prof. Nisan, Mrs. Rabin and Prof. Tamir are members of the Board’s Financial Statements Review Committee. Pursuant to the Israeli Companies Regulations the financial reports of a public company such as Elbit Systems may be brought for discussion and approval of the board only after such committee has discussed and formulated recommendations to the board in connection with: (1) the valuations and estimates used in connection with the financial statements; (2) the internal controls related to financial reporting; (3) the completeness and appropriateness of disclosure in the financial statements; (4) the accounting policy adopted and accounting treatment applied in the material matters of the company; and (5) valuations, including the assumptions and estimates underlying them, on which data in the financial statements is provided. The Financial Statements Review Committee must consist of at least three members, the chair of the committee must be an External Director, and the majority of its members must be directors who meet certain independence requirements of the Companies Law, and, among other criteria, all of its members must be able to read and understand financial statements, with at least one of the members having “financial and accounting expertise” (as defined above). Dr. Gleitman and Prof. Nisan have been determined by the Board to have “financial and accounting expertise”.

Compensation Committee

Mrs. Rabin (chair), Mr. Ben Zeev and Dr. Gleitman are members of the Board’s Compensation Committee. Pursuant to the Companies Law (see above "Compensation to Directors and Executive Officers - Compensation Policy"), the compensation committee of a public company, such as Elbit Systems, is required to consist of at least three members, and all of the external directors must be members of the committee (one of which to be appointed as the chairperson) and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law and whose compensation is in accordance with the compensation requirements applicable to the External Directors. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the Companies Law and also have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

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

Our Compensation Committee operates in accordance with a Compensation Committee Charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements, including with the amended compensation committee listing rules of the Nasdaq.

Corporate Governance and Nominating Committee. Mr. Ben Zeev (chair), Dr. Gleitman and Mrs. Rabin are members of the Board’s Corporate Governance and Nominating Committee. This Committee operates in accordance with a Corporate Governance and Nominating Committee Charter that specifies its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The role of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its responsibilities with respect to the qualification of candidates to become Board members and to monitor compliance with corporate governance requirements applicable to Board members. All of the members of the Corporate Governance and Nominating Committee have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. A nominee to our Board must have such experience in business or financial matters as would make such nominee an asset to the Board. In recommending director candidates, our Corporate Governance and Nominating Committee takes into consideration such factors as it deems appropriate based on our current needs. These factors may include: professional and personal ethics and integrity; business, professional and industry knowledge, sophistication and contacts; the ability to make informed and independent judgments on a wide range of issues; relevant skills and experience demonstrated through business, professional, charitable or civic affairs; and the candidate’s ability to devote the required time and effort to serve on our Board. (See Item 16.G. Corporate Governance.)

Board Committee Membership

Audit Committee:	Financial Statements Review Committee:	Corporate Governance and Nominating Committee:	Compensation Committee:

Yehoshua Gleitman	Yehoshua Gleitman	Yoram Ben Zeev	Dalia Rabin
(chair)	(chair)	(chair)	(chair)
Yoram Ben-Zeev	Yoram Ben-Zeev	Yehoshua Gleitman	Yoram Ben Zeev
Ehood Nisan	Ehood Nisan	Dalia Rabin	Yehoshua Gleitman
Dalia Rabin	Dalia Rabin
Yuli Tamir	Yuli Tamir

Board and Committee Meetings
The Board meets quarterly and at other times during the year as necessary to conduct its activities. The Audit Committee and Financial Statement Review Committee each meet at least quarterly, and the Compensation Committee and Corporate Government and Nominating Committee each meet at least annually. Each of the committees also meets at additional times during the year as may be necessary to carry out its functions. The Financial Statement Review Committee meets at least quarterly in executive sessions, and the Board and the other committees meet in executive sessions periodically. During 2016, the average attendance for Board members at Board and committee meetings was 93.3%.
Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2014, 2015 and 2016 were as follows:

	Total Employees	U.S. Employees
2016	12,470	1,425
2015	12,134	1,426
2014	11,851	1,505

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our wholly-owned subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 2,380 employees in Israel are covered by such agreements that extend for various periods through 2017, with certain elements of those agreements extending for longer periods. Approximately 125 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods through May 2017.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

As of March 15, 2017, we had 42,747,884 ordinary shares outstanding. The following table sets forth specific information as of March 15, 2017, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our executive officers and directors as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares(1)
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,580,342	(3)	45.8%
Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	8.97%
All executive officers and directors as a group (26 persons)	4,899	(4)	0.01%

(1)	Based on 42,747,884 ordinary shares outstanding as of March 15, 2017, which excludes 1,408,921 ordinary shares held by us as treasury shares.

(2)
Federmann Enterprises Ltd. (FEL) owns our ordinary shares directly and indirectly through Heris Aktiengesellschaft (Heris), which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the chair of Elbit Systems’ Board and the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of ordinary shares owned by Heris and FEL.

In connection with FEL’s purchase of our ordinary shares in 2004 and 2006, FEL obtained loans from two Israeli banks. As security for the loans, FEL pledged an aggregate of 4,300,000 of our ordinary shares to the banks.

(3)	The 19,580,342 shares held by FEL includes the 3,836,458 shares held by Heris.

(4)	This amount does not include any ordinary shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above.

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

The only changes in shareholdings by our controlling shareholders in the last three years were those relating to FEL as follows:

	March 15, 2017		March 15, 2016		February 28, 2015		February 28, 2014
	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned
FEL	19,580,342	45.80%	19,580,342	45.82%	19,580,342	45.87%	19,580,342	45.94%

As of March 15, 2017, approximately 9.75% of our outstanding ordinary shares were held in the United States by approximately 171 shareholders of record registered on the books of our transfer agent.

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

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Export sales constitute a significant portion of our sales. In 2016, export sales were approximately $2.55 billion, constituting approximately 78% of our total sales. (For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2016 Compared to 2015 – Revenues.)

Legal Proceedings

The Company is involved in various legal proceedings from time to time. For a discussion of our significant legal proceedings see Item 18. Financial Statements - Note 20(C).

Dividend Distributions

We do not have an established dividend policy. (Regarding declarations of dividends out of certain tax-exempt income see below Item 10. Additional Information – Taxation – Investment Law.) Our Articles of Association provide that the Board may approve dividend payments to shareholders out of surplus earnings as permitted by applicable law. We have consistently paid a quarterly dividend to our shareholders.

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2014	$1.28 per share
2015	$1.44 per share
2016	$1.60 per share

Other than any significant event that may be described in this annual report, there have not been any significant changes since December 31, 2016.

Item 9.    The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are listed on the TASE and are quoted on Nasdaq under the symbol "ESLT".

The high and low sale prices for our ordinary shares for the five most recent fiscal years are:

	Nasdaq		TASE(*)
	High	Low	High	Low
2012	$42.09	$29.59	$39.87	$29.02
2013	$61.08	$37.08	$61.20	$37.06
2014	$64.66	$54.36	$64.26	$53.19
2015	$89.87	$58.63	$90.22	$59.04
2016	$104.70	$80.24	$104.53	$80.25

The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the next subsequent quarter are:

	Nasdaq		TASE(*)
	High	Low	High	Low
2015
First Quarter	$71.91	$58.63	$71.55	$59.04
Second Quarter	$81.90	$71.69	$81.38	$72.08
Third Quarter	$84.68	$71.87	$84.96	$72.39
Fourth Quarter	$89.87	$73.83	$90.22	$74.44
2016
First Quarter	$99.50	$80.24	$96.43	$80.25
Second Quarter	$101.85	$88.78	$102.60	$87.98
Third Quarter	$103.11	$90.58	$102.97	$89.96
Fourth Quarter	$104.70	$94.71	$104.53	$94.91
2017
First Quarter (through March 15, 2017)	$120.75	$110.00	$119.68	$109.14

The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE(*)
	High	Low	High	Low

September 2016	$99.44	$91.51	$99.79	$91.52
October 2016	$98.80	$94.71	$98.73	$94.91
November 2016	$104.70	$95.37	$104.53	$95.05
December 2016	$104.17	$98.82	$104.44	$99.14
January 2017	$110.00	$101.87	$109.98	$101.50
February 2017	$118.55	$110.00	$118.20	$109.14

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

The Companies Law and Restated Articles of Association. The Companies Law is the basic corporation law governing Israeli publicly and privately held companies. The Companies Law mandates that specific provisions be included in an Israeli company’s articles of association, which are included in Elbit Systems' Restated Articles of Association (the Articles of Association).

Purpose. Elbit Systems’ purpose, as described in Article 3 of the Articles of Association, includes any objectives permitted by law.

Appointment and Removal of Directors. See Item 6. Directors, Senior Management and Employees – Directors and Executive Officers – Board of Directors.

Internal Auditor. Publicly held Israeli companies are required to appoint an internal auditor. The main role of the internal auditor is to examine whether the company’s activities are conducted in accordance with the law, with integrity and pursuant to orderly business procedures. The internal auditor operates in accordance with the internal audit provisions of a written audit committee charter that provides the framework for the committee's oversight of the internal auditor's functions, consistent with applicable Israeli and U.S. laws and regulations.

Office Holders

The Companies Law specifies the duty of care and fiduciary duties that an “Office Holder” owes to a company. An Office Holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person who fulfills these functions without regard to that person’s title and any other manager directly subordinate to the general manager. Under the Companies Law, the general manager of a corporation has authority equivalent to that of a president or chief executive officer of a U.S. corporation. For such purposes, our general manager is Bezhalel Machlis, our President and Chief Executive Officer. Each person listed as a director or executive officer in Item 6. Directors - Senior Management and Employees - Directors and Executive Officers, is an Office Holder of Elbit Systems.

Under the Companies Law, an Office Holder’s fiduciary duty includes the general duty to act in good faith and for the benefit of the company, avoiding any conflict of interest between the Officer Holder’s position in the company and his or her personal affairs. The fiduciary duty also includes avoiding any competition with the company and any exploitation of a business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company’s affairs that the Office Holder has received due to his or her position as an Office Holder. Under the Companies Law voting agreements among directors or a director’s failure to exercise independent judgment while voting are each considered a breach of fiduciary duty. The duty of care requires an Office Holder to act in a way that a reasonable Office Holder would act in the same position and under similar circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information.

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

Arrangements in connection with the Employment Terms (see Item 6 - Directors, Senior Management and Employees - Compensation of Executive Officers and Directors - Compensation Policy) of Elbit Systems' Office Holders require special authorizations. (See below "Approval of Certain Transactions - Approval of Employment Terms of Office Holders".)

Other transactions with Office Holders and affiliates may also require authorization in accordance with the requirements of the Companies Law. (See below "Approval of Certain Transactions".)

Approval of Certain Transactions

Approval Procedures. The Companies Law requires that certain transactions, actions and arrangements, mainly with related parties including Office Holders, be approved as provided for in the Companies Law and in a company’s articles of association and in many cases by the audit committee or the compensation committee and by the board of directors. In some cases shareholder approval is also required.

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

Approval of Transactions

In accordance with the Companies Law the transactions specified below require the following approvals, provided always that such transaction is for the benefit of the company:

(1)
approval of the board of directors - a transaction with an Office Holder, other than arrangements in connection with Employment Terms, or a transaction in which an Office Holder has a Personal Interest, where the audit committee has determined that such transaction is not an extraordinary transaction, unless the company's articles of association provide otherwise;

(2)	approval of both the audit committee and the board of directors:

(i)
a transaction with an Office Holder, other than arrangements in connection with Employment Terms, or a transaction in which an Office Holder has a Personal Interest, where the audit committee has determined such transaction to be an extraordinary transaction;

(ii)	for material actions or arrangements that may otherwise be considered a breach of fiduciary duty of an Office Holder; or

(iii)
for extraordinary transactions of a public company with its controlling shareholder or with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, as well as an agreement of a public company with its controlling shareholder or his or her relatives, directly or indirectly, including through a company controlled by him or her, regarding the grant of services to the applicable company or regarding the terms of service and/or employment of the controlling shareholder or his or her relatives, as the case may be; or

(3)
approval of both the compensation committee and the board of directors - with respect to arrangements regarding Employment Terms of an Office Holder or of a controlling shareholder or his or her relatives as Office Holders or employees of the company.

Except for certain exemptions specified under the Companies Law, the transactions and arrangements described above may also require shareholder approval, including, where applicable, by a specified percentage of non-interested shareholders. In addition, the Companies Law requires re-approval every three years with respect to some of the matters referred to above. Re-approval when applicable is required by the audit committee or the compensation committee, as the case may be, the board of directors and, except for certain specific exemptions, by the shareholders. (See also Item 10 - Provisions Relating to Major Shareholders.)

Under the Companies Law, the audit committee of a publicly held company such as Elbit Systems, is also required to determine whether to carry out competitive procedures or other procedures before any engagement in a transaction with a controlling shareholder or in which a controlling shareholder has a Personal Interest.

Approval of Employment Terms of Office Holders

In accordance with the Companies Law (see Item 6. Directors, Senior Managers and Employees - Compensation of Directors and Executive Officers - Compensation Policy), approval by both the compensation committee and the board of directors is required for all arrangements regarding Employment Terms of an Office Holder. In addition, the Companies Law requires that we also obtain the approval of our shareholders for any Employment Terms arrangement with our CEO or a director, or with any other Office Holder where the terms are not consistent with an approved compensation policy. With respect to such agreement with our CEO, an Office Holder who is a controlling shareholder (or his/her relative) or with an Office Holder that is not consistent with an approved compensation policy, such shareholder approval requires that (a) a majority of the Applicable Shareholders (as defined below) vote to approve the arrangement and (b) Applicable Shareholders who vote against approval do not represent more than 2% of our total voting rights. For these purposes, “Applicable Shareholders” means shareholders who are not controlling shareholders and do not have a Personal Interest (as defined in the Companies' Law) in the arrangement to be approved and who participate in the voting, in person, by proxy or by written ballot (excluding abstentions).

In accordance with the Companies Law, the compensation committee may determine that an arrangement in connection with Employment Terms of a candidate for the position of the CEO of a public company is exempt from the approval by the shareholders of the company, provided that: (i) the CEO candidate is "independent" based on criteria set forth in the Companies Law; (ii) the compensation committee determines, based on detailed reasons, that bringing the arrangement to the approval of the shareholders may compromise completing the arrangement; and (iii) the Employment Terms are consistent with the company's approved compensation policy.

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

In November 2011, Elbit Systems’ Audit Committee, Board and shareholders approved the grant to members of our Board, including to Michael Federmann and to David Federmann, who may each be considered a direct or indirect controlling shareholder of the Company, of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit Committee and the Board for indemnification of Office Holders of Elbit Systems who are not directors.

According to the Companies Law, the granting by a public company, such as Elbit Systems, of an indemnification letter to an Office Holder who may be considered as a direct or indirect controlling shareholder of that company, requires re-approval every three years by the company's compensation committee, the board of directors and the company's shareholders. On March 31, 2015, at an Extraordinary General Meeting of Shareholders, our shareholders re-approved, following the re-approval by our Compensation Committee and the Board in meetings held in February 2015, the granting of the indemnification letters originally granted by the Company in November 2011 to Michael Federmann and David Federmann, who may be considered as direct or indirect controlling shareholders of the Company, for an additional period of three years commencing as of December 1, 2014.

Elbit Systems' Compensation Policy allowed Elbit Systems to purchase, from time to time during the term of the Compensation Policy, directors and officers (D&O) liability insurance on terms and for premiums that reflect current market conditions with respect to the Company and the nature of its operations; provided that the coverage limit shall not exceed $150 million and the annual premium to be paid by Elbit Systems shall not exceed $1 million for each such insurance policy. In accordance with the Companies Law, our Compensation Committee and the Board respectively approved, in meetings held in November 2016, the purchase of D&O liability insurance which complies with the requirements of the Compensation Policy. In their November 2016 meetings, our Audit Committee and Board also approved, in accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the inclusion of Michael Federmann and David Federmann (who may be considered direct or indirect controlling shareholders of the Company) and of Bezhalel Machlis, our President and CEO, in the D&O liability insurance policy to be purchased by the Company for the Company’s other directors and officers. As of March 15, 2017, the D&O policy’s limit of liability was $70 million and the annual premium was $300,000.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each, of which 42,747,884 ordinary shares were issued and outstanding as of March 15, 2017. All issued and outstanding ordinary shares are fully paid and non-assessable.

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

Any general meeting that is not an annual general meeting is defined as an extraordinary general meeting. All shareholders are entitled to attend any annual or extraordinary general meeting and vote at general meetings in person, by proxy or through the Israeli Securities Authority's electronic voting system. Notice of an annual or extraordinary general meeting may be sent by us by personal delivery or by sending it by prepaid registered mail. Such notice may be sent by cablegram, telex, facsimile or other electronic means provided confirmation is made by registered mail as stated above and should be sent to shareholders at the address in our records.

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

The quorum required for a meeting of shareholders, except in the case of certain extraordinary meetings convened in special circumstances, consists of at least two shareholders present in person or by proxy or other voting instrument and holding or representing between them at least one-third of the voting power. The chair of our Board generally presides at our shareholders’ meetings. A meeting adjourned for lack of a quorum will be adjourned to the same day in the following week, at the same time and place, or to the day, time and place that the Board determines, with notice to the shareholders. At the reconvened meeting, if a quorum is not present within one-half hour from the time appointed for holding the adjourned meeting, the required quorum then is two shareholders, present in person or by proxy or other voting instrument, representing at least 10% of the voting power. Nasdaq Listing Rule 5620(c) provides that a company listed on the Nasdaq Global Select Market should have a quorum requirement for shareholder meetings of at least one-third of the company’s outstanding common voting stock. As described above, our general quorum requirement is consistent with the Nasdaq Listing Rule. However, in the case of an adjourned meeting, our Articles of Association, consistent with what is permissible under the Companies Law, provide for a 10% quorum requirement.

In general, subject to the Companies Law, ordinary resolutions in a general meeting require approval of a majority of the votes cast at the general meeting, whether in person or by proxy. (For information as to the required majority for the approval of related party transactions, see “Provisions Relating to Major Shareholders” below. For information as to the required majority for the approval of certain transactions with Office Holders of a public company, see "Approval of Certain Transactions - Approval of Transactions" and "Approval of Employment Terms" above). However, under our Articles of Association, certain resolutions require a special majority of at least 67% of all votes properly cast at a general meeting, without taking into account abstentions.

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

Except for certain specified exemptions under the Companies Law, audit committee approval is required for extraordinary transactions, as defined by criteria established by the audit committee, with a controlling shareholder or in which a controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, and an engagement of a public company with a controlling shareholder or his or her relative, directly or indirectly, including through a company controlled by such person, regarding the grant of services to the applicable company (and regarding his or her Employment Terms if the controlling shareholder is an employee of the company but he or she is not an Office Holder). If the controlling shareholder is an Office Holder, his or her Employment Terms must be approved by the compensation committee, the board of directors and the shareholders of the company, in that order. Such shareholder approval requires that (a) a majority of the Applicable Shareholders (as defined below) vote to approve the arrangement and (b) Applicable Shareholders who vote against approval do not represent more than 2% of our total voting rights. For these purposes, “Applicable Shareholders” means shareholders who are not controlling shareholders and do not have a Personal Interest (as defined in the Companies' Law) in the arrangement to be approved and who participate in the voting, in person, by proxy or by written ballot (excluding abstentions).

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

General Corporate Tax in Israel

Generally, Israeli companies were subject to corporate tax on taxable income and capital gains at the rate of 25% for the 2016 tax year. The corporate income tax rates for each of the year 2015 and 2014 tax years was 26.5% .

In December 2016, the Knesset approved a reduction of the corporate tax rate to 24%, effective as of January 1, 2017 and 23% effective as of January 1, 2018.

Under the Israeli Tax Ordinance, 1961 (the Ordinance) transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arm’s-length principle and reported and taxed accordingly.

A portion of our Israeli operations have been granted “Approved Enterprise”, “Privileged Enterprise” and “Preferred Enterprise” status, as described under “Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. We cannot assure that Elbit Systems or our Israeli subsidiaries will continue to qualify for such benefits, or benefits under the Law for Encouragement of Industry, in the future. We also cannot assure that we will continue to qualify as an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, or that the benefits described above will be available in the future.

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

Capital Gains to a Shareholder

Capital gains to Israeli residents. Starting January 1, 2012, the tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of our ordinary shares) is 25%, and 30% to an individual “principal” shareholder. As of January 1, 2013, the capital gains tax rate increased by 2% in the event the individual's taxable income in any tax year exceeds NIS 810,720 (approximately $210,000) (linked to the CPI each year) including capital gains from marketable securities, dividends and interest income. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

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

Taxation on Dividends Paid to a Shareholder

Income tax for individual Israeli residents. Residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). Effective January 1, 2012, the tax rate on dividend income to a “non-principal” individual shareholder is 25% and 30% to an individual “principal” shareholder. The paying company withholds at source income tax at the rate of 25% or 30% in the case of a “principal shareholder”. A company whose stock is traded on a stock exchange withholds tax at the rate of 25% from dividends paid to a “principal” shareholder for shares registered and held by a registration company. Dividends distributed from "Preferred Income" under Preferred Enterprise status (see above "Investment Law") are subject to a withholding tax rate of 20%. These rates are the final tax on dividends.

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

Medicare Tax

Non-corporate U.S. Shareholders may be subject to an additional 3.8% Medicare surtax on all or a portion of "net investment income", which generally may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. Shareholders are urged to consult their own tax advisors regarding the applicability of the Medicare tax to their investment in our shares.

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

U.S. Shareholders who hold ordinary shares through an Israeli stockbroker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized if the U.S. Shareholder does not obtain approval of an exemption from the Israeli Tax Authorities. U.S. Shareholders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available generally will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. U.S. Shareholders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

If a U.S. Shareholder receives NIS upon the sale of ordinary shares, that U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into U.S. dollars.

Passive Foreign Investment Company rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties - other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person - or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2016. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Shareholder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

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

We use currency hedging contracts and other derivatives instruments to limit our exposure to exchange rate fluctuations related to payroll expenses incurred in NIS. The objective of the foreign exchange contracts is to better ensure that the U.S. dollar-equivalent cash flows are not adversely affected by changes in U.S. dollar/foreign currency exchange rates. In accordance with ASC 815, “Derivatives and Hedging”, these contracts are designated as cash flow hedges. The gain on the effective portion of a cash flow hedge is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues and to contract expenses when the hedged exposure affects revenues or contract expenses, or as financial expenses, if the hedged transaction becomes probable of not occurring. Any gain or loss after a hedge is de-designated, because the hedged transaction is no longer probable of occurring or related to an ineffective portion of a hedge, is recognized in “financial expenses, net” in our consolidated statements of income.

As of December 31, 2015 and December 31, 2016, the notional amount of our outstanding forward contracts was $937.2 million and $853.9 million, respectively. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivatives instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2016. The table does not include information regarding the cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes.

	Maturity Date - Notional Amount
	( US dollars in millions)
	2017	2018	2019	2020	2021 onwards	Total	Fair Value at December 31, 2016
Buy US$ and sell:
EUR	66.9	15.7	4.4	1.3	1.5	89.8	6.5
GBP	29.7	1.5	0.2	—	—	31.4	3.0
Other currencies	10.1	4.3	3.3	1.6	—	19.3	0.1
Total	106.7	21.5	7.9	2.9	1.5	140.5	9.6

	Maturity Date - Notional Amount
	( US dollars in millions)
	2017	2018	2019	2020	2021 onwards	Total	Fair Value at December 31, 2016
Sell US$ and buy:
EUR	34.0	1.9	1.2	—	—	37.1	(1.6)
GBP	4.8	—	—	—	—	4.8	(0.7)
NIS	646.5	—	—	—	—	646.5	3.1
Other currencies	16.2	7.1	1.7	—	—	25.0	0.1
Total	701.5	9.0	2.9	—	—	713.4	0.9

At December 31, 2016, a 5% and 10% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized losses of $26.2 and $49.6 million, respectively, and a 5% and 10% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $29.3 and $62.2 million, respectively. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, most of such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2016, our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans and Series A Notes. Our deposits are mainly in U.S. dollars.

In June 2010, we issued NIS 1.1 billion (approximately $283 million) of Senior A Notes in a public offering on the TASE, These Senior A Notes are payable in ten equal annual installments on June 30 of each of the years 2011 through 2020 and bear a fixed interest rate of 4.84% per annum, payable semi-annually on June 30 and December 30 of each of the years 2010 through 2020. In March 2012, we issued through a public offering on the TASE additional Series A Notes in the aggregate principal amount of NIS 807 million (approximately $217 million), and in May 2012, we issued additional Series A Notes in an aggregate principal amount of NIS 92 million (approximately $24 million) through a private placement to Israeli institutional investors. As of December 31, 2015 and December 31, 2016, the total principal amount of the Series A Notes was $269 million and $218.5 million, respectively.

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

The remaining debt is mainly in loans in NIS at fixed interest rates, and loans in U.S. dollars at floating interest rates. In order to hedge the effect of the interest and exchange rate differences resulting from the NIS loans, we entered into a cross currency interest rate transaction. The majority of our borrowings (net of the effect of the cross currency interest rate swap transaction) are usually linked to the relevant LIBOR plus a spread of 1.15% - 1.35%, and therefore are exposed to changes in interest rates. Most of our loans will mature within the next year.

Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. At December 31, 2016, a hypothetical 1% (100 basis points) increase in the then current interest rates would not have had a material impact on our financial results.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2016, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013 Framework).” Based on this assessment, management believes that, as of December 31, 2016, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Kost Forer Gabbay & Kasierer (Kost), an independent registered public accounting firm in Israel and a member of Ernst & Young Global (EY), as stated in their report included in Item 18. Financial Statements.

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

Item 16A.    Audit Committee Financial Expert.

Dr. Gleitman and Prof. Nisan, members of our Audit Committee, each meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and each of their designations as an Audit Committee Financial Expert has been ratified by the Board. They are each “independent”, as that term is defined in the Nasdaq listing standards.

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

Item 16C.    Principal Accountant Fees and Services.

At the annual general shareholders meeting held in November 2016, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2016	2015
	(U.S. dollars in thousands)
Audit Fees	$2,839	$2,784
Tax Fees	318	263
Other Fees	137	222
Total	$3,294	$3,269

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

“Other Fees” are fees billed for services related to assessment of finance software.

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2016 or fiscal year 2015.

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

No shares were repurchased by Elbit Systems during 2016.

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

Item 19.    Exhibits.

(a)    Index to Financial Statements

(b)    Exhibits

1.1	Elbit Systems’ Memorandum of Association(1)

1.2	Elbit Systems’ Restated Articles of Association(2)

4.1	Description of the Terms of Office and Employment of the Company's President and Chief Executive Officer(3)
8	Major Operating Subsidiaries of Elbit Systems
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer

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

(3)	Filed as Exhibit 4.2 to Elbit Systems' Annual Report on Form 20-F filed by Elbit Systems with the SEC on March 22, 2016 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2017

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of and for the year ended December 31, 2016

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of and for the year ended December 31, 2016
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2 - F - 3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 4 - F - 5

Consolidated Statements of Income	F - 6

Consolidated Statements of Comprehensive Income	F - 7

Statements of Changes in Equity	F - 8 - F - 10

Consolidated Statements of Cash Flows	F - 11 - F - 12

Notes to the Consolidated Financial Statements	F - 13 - F - 66

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule listed in the index at Item 19. These consolidated financial statements and schedule are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Elbit Systems and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 21, 2017, expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global

Tel Aviv, Israel
March 21, 2017

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Elbit Systems Ltd.

We have audited Elbit Systems Ltd.’s (“Elbit Systems”) and subsidiaries internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems and subsidiaries' internal control over financial reporting based on our audit.

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

In our opinion, Elbit Systems and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Elbit Systems and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016, and our report dated March 21, 2017, expressed an unqualified opinion thereon.

Kost Forer Gabbay & Kasierer A member of Ernst & Young Global
Tel Aviv, Israel
March 21, 2017

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except per share data)

		December 31,
	Note	2016	2015

CURRENT ASSETS:
Cash and cash equivalents		$222,810	$299,322
Short-term bank deposits		8,882	20,266
Available-for-sale marketable securities	(9)	13,370	12,836
Trade and unbilled receivables, net	(3)	1,232,591	941,913
Other receivables and prepaid expenses	(4)	135,315	171,359
Inventories, net of customer advances	(5)	840,266	837,111
Total current assets		2,453,234	2,282,807

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	(6)	180,962	129,758
Long-term trade and unbilled receivables	(7)	189,688	152,463
Long-term bank deposits and other receivables	(8)	15,917	15,765
Deferred income taxes, net	(18F)	47,303	52,619
Severance pay fund	(2R)	264,253	270,151
		698,123	620,756

PROPERTY, PLANT AND EQUIPMENT, NET	(10)	474,109	449,759

GOODWILL	(11)	616,997	622,654

OTHER INTANGIBLE ASSETS, NET	(11)	109,401	147,622

Total assets		$4,351,864	$4,123,598

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except per share data)

		December 31,
	Note	2016	2015

CURRENT LIABILITIES:
Short-term bank credit and loans	(12)	$5,027	$—
Current maturities of long-term loans and Series A Notes	(15,16)	228,956	113,359
Trade payables		514,106	347,366
Other payables and accrued expenses	(13)	830,516	739,867
Customer advances in excess of costs incurred on contracts in progress	(14)	347,393	437,202
Total current liabilities		1,925,998	1,637,794

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(15)	475	165,971
Series A Notes, net of current maturities	(16)	171,066	226,758
Employee benefit liabilities	(2R)	376,115	381,641
Deferred income taxes and tax liabilities, net	(18F)	58,298	44,738
Customer advances in excess of costs incurred on contracts in progress	(14)	174,529	167,601
Other long-term liabilities		78,142	99,668
Total long-term liabilities		858,625	1,086,377

COMMITMENTS AND CONTINGENT LIABILITIES	(20)

EQUITY:	(21)
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2016 and 2015; Issued 44,154,737 and 44,138,989 shares as of December 31, 2016 and 2015, respectively; Outstanding 42,745,816 and 42,730,068 shares as of December 31, 2016 and 2015, respectively		12,345	12,341
Additional paid-in capital		261,992	261,421
Treasury shares – 1,408,921 as of December 31, 2016 and 2015.		(40,428)	(40,428)
Accumulated other comprehensive loss		(72,181)	(71,610)
Retained earnings		1,398,112	1,229,650
Total Elbit Systems Ltd. equity		1,559,840	1,391,374
Non-controlling interests		7,401	8,053
Total equity		1,567,241	1,399,427

Total liabilities and equity		$4,351,864	$4,123,598

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2016	2015	2014
Revenues	(22)	$3,260,219	$3,107,581	$2,958,248
Cost of revenues		2,300,636	2,210,528	2,133,151
Gross profit		959,583	897,053	825,097
Operating expenses:
Research and development, net	(23)	255,792	243,416	228,011
Marketing and selling, net		271,037	239,366	216,537
General and administrative, net		151,353	145,693	139,634
Other operating income, net	(1D)	(17,575)	—	(5,951)
Total operating expenses		660,607	628,475	578,231

Operating income		298,976	268,578	246,866
Financial expenses, net	(24)	(23,742)	(20,240)	(47,498)
Other income, net	(25)	3,967	216	120
Income before income taxes		279,201	248,554	199,488
Income taxes	(18D)	(45,617)	(46,235)	(25,624)
		233,584	202,319	173,864
Equity in net earnings of affiliated companies and partnerships	(6B)	5,224	4,542	5,549
Net income		$238,808	$206,861	$179,413
Less: net income attributable to non-controlling interests		(1,899)	(4,352)	(8,433)
Net income attributable to Elbit Systems Ltd.’s shareholders		$236,909	$202,509	$170,980

Basic net earnings per share attributable to Elbit Systems Ltd.’s shareholders	(21)	$5.54	$4.74	$4.01
Diluted net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$5.54	$4.74	$4.01

Weighted average number of shares used in computation of basic net earnings per share		42,742	42,711	42,654
Weighted average number of shares used in computation of diluted net earnings per share		42,752	42,733	42,677

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars (In thousands, except per share data)

	Year ended December 31,
	2016	2015	2014
Net income	$238,808	$206,861	$179,413
Other comprehensive income (loss), net of tax (benefits) expenses in the amounts of $1,904, $9,209 and $20,471 for the years 2016, 2015 and 2014, respectively:
Foreign currency translation differences	(8,471)	(13,917)	(22,155)
Unrealized gains (losses) on derivative instruments, net of tax	6,741	30,632	(20,582)
Pension and other post-retirement benefit plans, net of tax	(56)	7,892	(29,210)
Unrealized losses on available-for-sale marketable securities, net of tax	(11)	(59)	(200)
	(1,797)	24,548	(72,147)
Total comprehensive income	237,011	231,409	107,266
Less: comprehensive income attributable to non-controlling interest	(673)	(3,927)	(7,650)
Comprehensive income attributable to Elbit Systems Ltd.'s shareholders	$236,338	$227,482	$99,616

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except per share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2014	42,587,499	$12,302	$255,841	$(25,219)	$971,556	$(40,428)	$17,157	$1,191,209

Exercise of options	97,996	28	3,514	—	—	—	—	3,542

Stock-based compensation	—	—	322	—	—	—	—	322

Dividends paid	—	—	—	—	(53,825)	—	(14,452)	(68,277)

Purchase of subsidiaries shares from non-controlling interest, net	—	—	—	—	—	—	1,873	1,873

Other comprehensive loss, net of tax benefit of $20,471	—	—	—	(71,364)	—	—	(783)	(72,147)

Net income attributable to non-controlling interests	—	—	—	—	—	—	8,433	8,433

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	170,980	—	—	170,980

Balance as of December 31, 2014	42,685,495	$12,330	$259,677	$(96,583)	$1,088,711	$(40,428)	$12,228	$1,235,935

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except per share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2015	42,685,495	$12,330	$259,677	$(96,583)	$1,088,711	$(40,428)	$12,228	$1,235,935

Exercise of options	44,573	11	1,605	—	—	—	—	1,616

Stock-based compensation	—	—	139	—	—	—	—	139

Purchase of subsidiaries shares, net	—	—	—	—	—	—	120	120

Dividends paid	—	—	—	—	(61,570)	—	(8,222)	(69,792)

Other comprehensive income, net of tax expense of $9,209	—	—	—	24,973	—	—	(425)	24,548

Net income attributable to non-controlling interests	—	—	—	—	—	—	4,352	4,352

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	202,509	—	—	202,509

Balance as of December 31, 2015	42,730,068	$12,341	$261,421	$(71,610)	$1,229,650	$(40,428)	$8,053	$1,399,427

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except per share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2016	42,730,068	$12,341	$261,421	$(71,610)	$1,229,650	$(40,428)	$8,053	$1,399,427

Exercise of options	15,748	4	501	—	—	—	—	505

Stock-based compensation	—	—	70	—	—	—	—	70

Dividends paid	—	—	—	—	(68,447)	—	—	(68,447)

Purchase of minority interest shares, net	—	—	—	—	—	—	(1,325)	(1,325)

Other comprehensive loss, net of tax expense of $1,904	—	—	—	(571)	—	—	(1,226)	(1,797)

Net income attributable to non- controlling interests	—	—	—	—	—	—	1,899	1,899

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	236,909	—	—	236,909

Balance as of December 31, 2016	42,745,816	$12,345	$261,992	$(72,181)	$1,398,112	$(40,428)	$7,401	$1,567,241

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands, except per share data )

	Year ended December 31,
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$238,808	$206,861	$179,413
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	122,888	122,354	122,408
Write-off impairment on marketable securities	86	—	—
Stock-based compensation	70	139	322
Amortization of Series A Notes discount (premium) and related issuance costs, net	(92)	(92)	(91)
Deferred income taxes and reserve, net	2,683	15,928	(47,456)
Loss (gain) on sale of property, plant and equipment	(3,347)	1,742	(3,266)
Loss (gain) on sale of investments and deconsolidation of subsidiary	(16,734)	33	(4,957)
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received(*)	(1,728)	19,999	7,449
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	(297,439)	31,860	(67,177)
Decrease (increase) in inventories, net	(8,040)	39,801	(112,747)
Increase (decrease) in trade payables, other payables and accrued expenses	253,413	(74,280)	81,687
Severance, pension and termination indemnities, net	315	(799)	6,282
Increase (decrease) in advances received from customers	(82,881)	71,282	15,970
Net cash provided by operating activities	208,002	434,828	177,837

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(124,221)	(99,175)	(71,211)
Acquisitions of subsidiaries and business operations (Schedule A)	—	(141,436)	787
Investments in affiliated companies and other companies	(19,277)	(23,852)	(4,620)
Deconsolidation of subsidiary(**)	(1,538)	—	—
Proceeds from sale of property, plant and equipment	15,745	11,563	24,969
Proceeds from sale of investments	—	—	110
Investment in long-term deposits	(417)	(396)	(796)
Proceeds from sale of long-term deposits	894	721	790
Investment in short-term deposits and available-for-sale marketable securities	(25,622)	(57,175)	(89,521)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	36,619	128,187	59,374
Net cash used in investing activities	(117,817)	(181,563)	(80,118)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	505	1,616	3,542
Repayment of long-term loans	(48,250)	(226,635)	(345,839)
Proceeds from long-term loans	—	196,550	376,500
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid (***)	(68,447)	(69,792)	(68,277)
Change in short-term bank credit and loans, net	5,027	(557)	557
Net cash used in financing activities	(166,697)	(154,350)	(89,049)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(76,512)	98,915	8,670
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$299,322	$200,407	$191,737
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$222,810	$299,322	$200,407

(*) Dividends received from affiliated companies and partnerships	$3,496	$24,541	$12,998

(**) During 2016, an Israeli subsidiary was deconsolidated. See Note 1D and Note 6(b)(7).

(***) Dividends paid in 2015 and 2014 included approximately $8,222 and $14,452, respectively, in dividends paid by a subsidiary to non-controlling interests.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands, except per share data )

SUPPLEMENTAL CASH FLOW ACTIVITIES:
	Year ended December 31,
	2016	2015	2014
Cash paid during the year for:
Income taxes, net	$28,603	$37,410	$17,347

Interest	$6,254	$3,631	$5,078

Schedule A: Acquisitions of subsidiaries and business operations	Year ended December 31,
	2016	2015	2014
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$—	$(7,210)	$(1,143)
Property, plant and equipment	—	3,368	213
Other long-term assets	—	(250)	(9,791)
Goodwill and other intangible assets	—	183,718	12,422
Deferred income taxes	—	2,606	(1,001)
Long-term liabilities	—	(40,796)	—
Non-controlling interest	—	—	(1,487)
	$—	$141,436	$(787)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.    GENERAL DESCRIPTION

Elbit Systems Ltd. (“Elbit Systems” or the "Company") is an Israeli corporation that is 45.80% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the fields of defense, homeland security and commercial aviation. Elbit Systems’ major wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Elop Ltd. (“Elop”), Elbit Systems Land and C4I Ltd. (“ESLC”), Elbit Systems EW and SIGINT - Elisra Ltd. (“Elisra”) and CYBERBIT Ltd. (“CYBERBIT”).

 B.    SALES TO GOVERNMENTAL AGENCIES

The Company derives a majority of its revenues from direct or indirect sales to governments or governmental agencies. As a result, these sales are subject to the special risks associated with sales to governments or governmental agencies. These risks include, among others, dependence on the resources allocated by governments to defense programs, changes in governmental priorities, changes in governmental regulations and changes in governmental approvals regarding export licenses required for the Company’s products and for its suppliers. As for major customers, refer to Note 22(C).

C.    SALE OF CERTAIN ASSETS

In 2014, the Company's wholly-owned subsidiary, ESA, sold certain assets related to a high-speed machinery product line. As a result of the sale, the Company recorded an operating pre-tax loss of $4,600, which was included in cost of revenues.

D.	ACQUISITIONS AND INVESTMENTS

In the first quarter of 2016, an Israeli subsidiary was deconsolidated following an investment by a third party, which included certain substantial participating rights. As a result, the Company recognized in other operating income a net gain related to the revaluation of the investment of approximately $7,000.

In the second quarter of 2016, the Company invested approximately $13,400 in a U.K. company that is a joint venture held 50% by a wholly-owned U.K. subsidiary of the Company and 50% by Kellogg Brown & Root Limited ("KBR"). The joint venture is engaged in the area of flight training systems.

In the third quarter of 2016, a third party invested in a newly established Israeli subsidiary acting in the area of energy technology solutions for civilian transportation applications. The third party investor holds certain substantial participation rights. As a result, the Company recognized in other operating income a net gain of approximately $10,500 related to valuation of the shares.

In April 2015, the Company completed the acquisition of a 100% interest in an Israeli company for a purchase price of approximately $24,000. Based on a purchase price allocation ("PPA") performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $8,300) and to other intangible assets (approximately $9,300). The results of operation of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition.The effect on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL (Cont.)

D.	ACQUISITIONS AND INVESTMENTS (Cont.)

In 2015, the Company acquired a division from an Israeli based company (the "Seller"), for a total consideration of approximately $154,000, of which approximately $40,000 is contingent consideration, which may become payable on the occurrence of certain future events.

Based on a PPA performed by an independent adviser, the purchase price was attributed to the fair value of assets acquired and liabilities assumed from the seller as follows:

	Fair value	Expected useful lives
Net tangible assets and liabilities assumed (current and non-current)	$(10,287)
Technology	31,997	7.5 years
IPR&D	714	2.5 years
Customer relationships	9,127	8.5 years
Backlog	11,689	5.5 years
Goodwill	111,142
	$154,382

The results of operation of the acquired business were consolidated in the Company's financial statements commencing on the date of acquisition. The effects on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality.

In December 2016, following certain claims and allegations demanding indemnification pursuant to the asset purchase agreement, the Company signed a settlement agreement with the Seller, in which the parties agreed on certain cash payments and a reduction of up to $4,000 from any contingent consideration payment to Seller (the reduction in the contingent consideration offset general and administrative expenses).

In 2010, the Company acquired a 49% interest in an Israeli company ("Subsidiary B"). On March 30, 2014, the Company, through another wholly-owned Israeli subsidiary, increased its holdings in Subsidiary B to 90% and, as a result, the Company recognized a gain of approximately $6,000, included in "other operating income, net", based on the re-measurement of the fair-value of its previously held 49% equity interest in Subsidiary B. The acquisition was accounted for using the purchase method as a business combination achieved in stages. The results of Subsidiary B were consolidated in the Company's consolidated financial statements commencing on the date of acquisition. Revenues and earnings from the acquisition date through December 31, 2014, were immaterial to the consolidated results of the Company. In 2016, the Company acquired the additional 10% non-controlling interest in Subsidiary B for a consideration of $1,300.

In 2010, a wholly-owned Israeli subsidiary completed an acquisition of a 100% interest in another wholly-owned Israeli subsidiary ("Subsidiary C") and recorded a contingent consideration payable subject to the occurrence of certain future events during a period of four years (the "period"). Following the lapse of the period in 2014, and as a result of the non-occurrence of certain events, the Company de-recognized the contingent consideration of approximately $5,000, recorded in other operating income, net.

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

The following table displays the changes in accumulated other comprehensive income (loss), net of taxes, in the amount of $571 and $24,973, for the years ended December 31, 2016 and December 31, 2015, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of December 31, 2015	$8,520	$28	$(46,751)	$(33,407)	$(71,610)
Other comprehensive income (loss) before reclassifications	18,619	—	(3,642)	(7,245)	7,732
Amount reclassified from accumulated other comprehensive income (loss)	(11,878)	(11)	3,586	—	(8,303)
Net current-period other comprehensive income (loss)	6,741	(11)	(56)	(7,245)	(571)
Balance as of December 31, 2016	$15,261	$17	$(46,807)	$(40,652)	$(72,181)

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of December 31, 2014	$(22,112)	$87	$(54,643)	$(19,915)	$(96,583)
Other comprehensive income (loss) before reclassifications	7,309	2	4,063	(13,492)	(2,118)
Amount reclassified from accumulated other comprehensive income (loss)	23,323	(61)	3,829	—	27,091
Net current-period other comprehensive income (loss)	30,632	(59)	7,892	(13,492)	24,973
Balance as of December 31, 2015	$8,520	$28	$(46,751)	$(33,407)	$(71,610)

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g. budgets, business plans, financial statements, etc.). During 2016 the Company recorded an impairment of approximately $2,500 on one of its affiliated companies. During 2015 and 2014, no material impairment was recognized.

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

A 51%-held subsidiary in the U.K. ("Subsidiary "D") is considered to be a VIE. As Elbit Systems is the primary beneficiary and has both the power to direct its activities and absorb the majority of its losses or the right to the majority of its earnings based upon holding the 51% economic interest, Subsidiary D is consolidated in the Company’s financial statements.

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

Recoverability of assets (or assets group) to be held and used is determined by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount is higher, an asset is deemed to be impaired and the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the years ended December 31, 2016, 2015 and 2014, no impairment was identified.

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

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2016, no impairment losses were identified.

As required by ASC 820, “Fair Value Measurement”, the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

R.    SEVERANCE PAY

Elbit Systems’ and its Israeli subsidiaries’ obligations for severance pay are calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and are presented on an undiscounted basis (the “Shut Down Method”). Subject to certain conditions, employees are entitled to one month’s salary for each year of employment or a portion thereof. The obligation is funded by monthly deposits through insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company’s balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or losses) accumulated to the balance sheet date.

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

Severance pay expenses for the years ended December 31, 2016, 2015 and 2014 amounted to approximately $55,294, $47,407 and $49,243, respectively.

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

Sales and anticipated profit under long-term fixed-price contracts which provide for a substantial level of production effort are recorded on a POC basis, using the units-of-delivery method as the basis to measure progress of the contracts' performance toward completing the contract and recognizing revenues. In certain circumstances, which involve long-term fixed-price production type contracts for non-homogeneous units or small quantities of units, or when the achievement of performance milestones provides a more reliable and objective measure of the extent of progress toward completion, revenue is recognized based on the achievement of performance milestones.

Sales and anticipated profit under long-term fixed-price contracts that involve both development and production efforts are recorded using the cost-to-cost method and units-of-delivery method or the achievement of performance milestones as applicable to each phase of the contract, as the basis to measure progress toward completion. In addition, when measuring progress toward completion under the development portion of the contract, the Company may consider other factors, such as its progress on certain performance obligations or the achievement of milestones.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

The nature of the Company's numerous contracts is such that refinements of the estimated performance costs or revenues for a project may occur for various reasons, including: change orders, contract price adjustments, significant technical and development matters encountered during performance and provision for loss and contract costs changes that may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract estimated costs at completion ("EAC"); or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract EAC. In addition, anticipated losses on contracts are recognized when determined to be probable.

These adjustments may result from positive program performance in which case they would be reflected as a decrease in COR during the period. Likewise, these adjustments may result in an increase in COR if the Company determines it will not be successful in mitigating these risks or realizing related opportunities.

The Company believes that the use of the POC method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, revenue is recognized when the Company expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract.

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

The Company's COR included net EAC adjustments resulting from changes in performance cost estimates of approximately $33,700 (1.47% of COR and 3.52% of gross profit), $2,600 (0.12% of COR and 0.29% of gross profit) and $26,900 (1.26% of COR and 3.26% of gross profit) for the years ended December 31, 2016, 2015 and 2014, respectively. Accordingly, during the above mentioned periods there were no material net EAC adjustments to COR.

These adjustments changed our net income by approximately $28,200 ($0.66 per diluted share), $2,100 ($0.05 per diluted share) and $23,400 ($0.55 per diluted share) for the years ended December 31, 2016, 2015 and 2014, respectively.

In certain circumstances, sales under short-term fixed-price production type contracts or sales of products are accounted for in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”), and recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further obligation exists and collectability is reasonably assured.

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

Service revenues include contracts primarily for rendering of services not associated with design, development or manufacturing and production activities. Such revenues may be derived from a stand-alone service contract or a service element which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation contracts, outsourcing-type arrangements, maintenance contracts, training, installation services and similar items. Revenues from services were less than 10% of consolidated revenues in each of the years ended December 31, 2016, 2015 and 2014.

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

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the Balance Sheet, are as follows:

	2016	2015
Balance, at January 1	$191,948	$197,463
Warranties issued during the year	111,835	78,344
Reduction due to warranties expired or claimed during the year	(58,055)	(90,531)
Additions resulting from acquisitions	—	6,672
Balance, at December 31	$245,728	$191,948

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

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Innovation Authority in the Ministry of Economy and Industry (formerly the Office of Chief Scientist's) and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are obliged to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of COR. For more information regarding such royalties’ commitments see Note 20(A). For more information regarding grants and participation received, see Note 23.

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

The Company’s trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States, Europe and Asia-Pacific. The Company performs ongoing credit evaluations of its customers and has not experienced in recent years any unexpected material losses. An allowance for doubtful accounts is recognized with respect to those amounts that the Company has determined to be doubtful of collection.

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

As of December 31, 2016, the fair value of the Series A Notes, based on quoted market price on the Tel-Aviv Stock Exchange, was approximately $235,287.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at
	December 31, 2016 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable securities:
Government bonds	$1,051	$—	$—
Corporate bonds	—	12,319	—
Foreign currency derivatives and option contracts	—	14,218	—
Cross-currency interest rate swap	—	10,339	—
Liabilities
Foreign currency derivative and option contracts	—	(3,636)	—
Cross-currency interest rate swap	—	(1,798)	—
Total	$1,051	$31,442	$—

	Fair value measurement at
	December 31, 2015 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable securities:
Government bonds	$880	$—	$—
Corporate bonds	—	11,956	—
Foreign currency derivatives and option contracts	—	16,679	—
Cross-currency interest rate swap	—	10,858	—
Liabilities
Foreign currency derivative and option contracts	—	(8,289)	—
Cross-currency interest rate swap	—	(2,266)	—
Total	$880	$28,938	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)
AB.    TRANSFERS OF FINANCIAL ASSETS

ASC 860, "Transfers and Servicing", establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for the transfer of financial assets to qualify for accounting as a sale. The transfers of financial assets are typically performed by the factoring of receivables to an Israeli financial institution. In 2015, the Company sold rights to receive payments from the Israeli Ministry of Defense ("IMOD") to an Israeli financial institution in a total amount of $42,631. Control and risk of these rights were fully transferred in accordance with ASC 860.

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
The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was not material for the last three years ended December 31, 2016.

AD.    TREASURY SHARES

Elbit Systems’ shares held by the Company are recognized at cost and presented as a reduction of shareholders’ equity.

AE.    RECENT ACCOUNTING PRONOUNCEMENTS

ASU 2014-15 - Presentation of Financial Statements - Going Concern (Subtopic 205-40):
In August 2014, the FASB issued guidance on disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15), which defines management’s responsibility to evaluate whether there is substantial doubt about a company’s ability to continue as a going concern. ASU 2014-15 also provide principles and definitions that are intended to reduce diversity in the timing and content of disclosures in the financial statement footnotes. This guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company adopted the provisions of ASU 2014-15 for the year ended December 31, 2016. The adoption of ASU 2014-15 did not have a material impact on the consolidated financial statements.

ASU 2015-16 - Business Combinations (Topic 805):
In September 2015, the FASB issued guidance on current accounting for measurement-period adjustments. The guidance requires entities to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Measurement period adjustments were previously required to be retrospectively adjusted as of the acquisition date. The provisions of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, and should be applied prospectively. The adoption of ASU 2015-16 did not have a material impact on the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AE.    RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

ASU 2016-18 - Statement of Cash Flows (Topic 230):
In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The ASU requires that the Consolidated Statement of Cash Flows explain the change in total cash and equivalents and amounts generally described as restricted cash or restricted cash equivalents when reconciling the beginning-of-period and end-of-period total amounts. The ASU also requires a reconciliation between the total of cash and equivalents and restricted cash presented on the Consolidated Statement of Cash Flows and the cash and equivalents balance presented on the Consolidated Balance Sheet. ASU 2016-18 is effective retrospectively on January 1, 2018, with early adoption permitted. The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

ASU 2015-17 - Income Taxes (Topic 740):
In November 2015, the FASB issued guidance on balance sheet classification of deferred taxes. The new guidance requires entities to present all deferred tax assets and liabilities, along with any related valuation allowance, as non-current on the balance sheet. The guidance is effective for interim and annual periods beginning after December 15, 2016 (early adoption is permitted). The Company does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

ASU 2016-02 - Leases (Topic 842):
In February 2016, the FASB issued guidance on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e, lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. Topic 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

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
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AE.    RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

ASU 2014-09 - Revenue from Contracts with Customers (Topic 606):
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606), which will replace existing requirements in U.S. GAAP, including industry-specific requirements, significantly expand the disclosure requirements and provide companies with a single revenue recognition model for recognizing revenue from contracts with customers. ASU 2014-09 also provides for additional disclosure requirements. The FASB has recently issued several amendments to the new standard, including clarification on accounting for licenses of intellectual property and identifying performance obligations. The amendments include ASU No. 2016-08, "Revenue from Contracts with Customers (Topic 606)-Principal versus Agent Considerations", which was issued in March 2016, and clarifies the implementation guidance for principal versus agent considerations in ASU 2014-09, and ASU No. 2016-10, "Revenue from Contracts with Customers (Topic 606)-Identifying Performance Obligations and Licensing", which was issued in April 2016, and amends the guidance in ASU No. 2014-09 related to identifying performance obligations and accounting for licenses of intellectual property.
The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures.  While ASU 2014-09 was to be effective for annual periods and interim periods beginning after December 15, 2016, on July 9, 2015, the FASB approved the deferral of the effective date to periods beginning on or after December 15, 2017.
Accordingly, the Company intends to adopt ASU 2014-09 on January 1, 2018 and continues to deliberate the  selection of the transition method. The Company has made progress toward completing the evaluation of the potential changes from adopting the new standard in its financial reporting and disclosures.  The Company has evaluated the impact of the standard on all of its revenue streams and most of its significant contracts. The Company expects to predominantly complete the contract evaluation and validate the impact of the accounting and disclosure changes on its business processes, controls and systems during the first half of 2017, design any changes to such business processes, controls and systems by the middle of 2017 and implement the changes over the remainder of 2017.
The adoption of the new standard may primarily impact the Company's contracts where revenue is currently recognized using the percentage-of-completion units-of-delivery method, with the possible resulting impact being revenue which may be recognized earlier in the performance period as it incurs costs, as opposed to when units are delivered. This change may also impact the Company's balance sheet presentation with a possible decrease in inventories, an increase in contract assets (i.e., unbilled receivables) and a net increase to retained earnings to primarily reflect the impact of converting units-of-delivery contracts to the cost-to-cost method for recognizing revenue and profits.
ASU 2016-09 - Compensation - Stock Compensation (Topic 718):
In March 2016, the FASB issued guidance on improvements to Employee Share-Based Payments. The standard requires among others, that excess tax benefits or deficiencies for share-based payments be recorded as income tax benefit of expense, rather then within additional paid in capital, in the period the shares vest. Cash flows related to excess tax benefits will be included in operating activities insted of separately classified as a financing activity. The new guidance is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. The Company does not expect this guidance to have a material effect on its consolidated financial statements at the time of adoption of this standard.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AE.    RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

ASU 2016-13 Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments:
In June 2016, the FASB issued guidance on the measurement of credit losses, which significantly changes how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Topic 326 is effective for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted for annual periods beginning after December 15, 2018, and interim periods therein. The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

ASU 2016-15 - Statement of Cash Flows (Topic 230),Classification of Certain Cash Receipts and Cash Payments:
In August 2016, the FASB issued guidance on the classification of Certain Cash Receipts and Cash Payments which intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the Consolidated Statement of Cash Flows by providing guidance on eight specific cash flow issues. ASU 2016-15 is effective retrospectively on January 1, 2018, with early adoption permitted. The Company is currently evaluating the potential effect of the guidance on its consolidated cash flow statement.

ASU 2016-01 - Financial Instruments - Overall (Subtopic 825-10):
In January 2016, the FASB issued guidance on Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities. The pronouncement revises the classification and measurement of investments in certain equity investments and the presentation of certain fair value changes for certain financial liabilities measured at fair value. ASU 2016-01 is effective for fiscal years, beginning after December 15, 2017 and interim periods within those years. The Company is currently evaluating the impact of adopting the new standard on its consolidated financial statements.

ASU 2016-07 - Investments - Equity Method and Joint Ventures (Topic 323):
In March 2016, the FASB issued guidance on Investments - Equity Method and Joint Ventures. The update simplifies the equity method of accounting by eliminating the requirement to retrospectively apply the equity method to an investment that subsequently qualifies for such accounting as a result of an increase in the level of ownership interest or degree of influence. Consequently, when an investment qualifies for the equity method, the cost of acquiring the additional interest in the investee would be added to the current basis of the investor’s previously held interest, and the equity method would be applied subsequent to the date on which the investor obtains the ability to exercise influence over the investee. The standard is effective for fiscal years beginning after December 15, 2016, including interim periods within those periods. The Company does not expect this guidance to have a material effect on its consolidated financial statements.

AF.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 3 -     TRADE AND UNBILLED RECEIVABLES, NET

	December 31,
	2016	2015
Receivables (1)	$723,538	$562,616
Unbilled receivables	516,469	386,035
Less – allowance for doubtful accounts	(7,416)	(6,738)
	$1,232,591	$941,913

(1) Includes receivables from affiliated companies	$84,969	$76,598

Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable include claims on items that the Company believes are earned, but are subject to uncertainty concerning their ultimate realization. Such amounts were not material as of the balance sheet date. Trade receivables and unbilled receivables, other than those detailed under Note 7, are expected to be billed and collected during 2017.

Short and long-term receivables and unbilled receivables include amounts related to contracts with the IMOD in the aggregate amounts of $498,464 and $520,176, as of December 31, 2016 and 2015, respectively.

As for long-term trade and unbilled receivables – see Note 7.

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2016	2015
Deferred income taxes, net	$32,336	$36,561
Prepaid expenses	32,254	41,216
Government institutions	37,937	54,562
Derivative instruments	14,218	16,679
Cross-currency interest rate swap	2,275	3,234
Other	16,295	19,107
	$135,315	$171,359

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 5 -    INVENTORIES, NET OF CUSTOMER ADVANCES

	December 31,
	2016	2015
Cost incurred on long-term contracts in progress	$837,906	$901,775
Raw materials	123,595	124,475
Advances to suppliers and subcontractors	52,728	40,207
	1,014,229	1,066,457
Less -
Cost incurred on contracts in progress deducted from customer advances	65,032	78,623
Advances received from customers (*)	65,418	70,282
Provision for losses on long-term contracts	43,513	80,441
	$840,266	$837,111

(*)
The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (see Note 14).

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.    INVESTMENT IN AFFILIATED COMPANIES:

	December 31,
	2016	2015
Companies accounted for under the equity method	$173,396	$126,059
Companies accounted for on a cost basis	7,566	3,699
	$180,962	$129,758

B.    INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

	December 31,
	2016	2015
Company F (1)	$65,594	$61,577
Company I (2)	19,974	18,847
Company J (3)	11,881	14,398
Company K (4)	19,120	20,000
Company L (5)	18,003	—
Company M (6)	25,707	—
Company N (7)	5,107	—
Other	8,010	11,237
	$173,396	$126,059

(1)
Company F is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Company F is engaged in the development and production of various thermal detectors and laser diodes. Company F is jointly controlled and therefore is not consolidated in the Company’s financial statements. During 2016 and 2015, the Company received a dividend in the amount of $2,140 and $20,000, respectively from Company F.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.):

(2)
Company I is an Israeli company owned 50.000001% by the Company and 49.99999% by Rafael. Company I focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Company I with Rafael, and therefore Company I is not consolidated in the Company’s financial statements.

(3)
Company J is a Romanian company held 40% by the Company. Company J is engaged in the construction of fiber optic-telecommunication networks in Romania. During 2016, the Company wrote off $2,500 of its investment in Company J.

(4)
Company K is a European company held 33% by the Company. During 2015, the Company, through a wholly-owned Israeli subsidiary, invested approximately $20,000 in Company K, which is engaged in the area of composite aerostructure parts manufacturing for commercial aircraft.

(5)
Company L is an Israeli company held 80% by the Company. During 2016, the Company established Company L, based on its in-house developed energy technology for transportation, that is engaged in developing energy solutions for civilian transportation applications. In July 2016, an international strategic investor invested €16,000 (approximately $18,000) in exchange for 20% of Company L's ownership interest (in preferred shares) and was granted rights in several of Company L's energy related technologies. The investor has certain participating rights in the day-to-day operations of Company L. As a result, the Company deconsolidated Company L and reevaluated its remaining holdings, recognizing a gain of approximately $10,500, which was included in "other operating income, net"

(6)
Company M is a U.K. joint venture held 50% by a wholly-owned U.K. subsidiary of the Company and 50% by Kellogg Brown & Root Limited. During 2016, the Company invested in company M approximately$13,400. Company M is engaged in the area of flight training systems. (See Note 1(D).)

(7)
Company N is an Israeli company held 71% by the Company. During 2016, due to an external investment in Company N in which a third party investor acquired substantial participation rights, Company N ceased to be consolidated in the Company's financial results.

Equity in net earnings (losses) of affiliated companies and partnerships is as follows:

	Year ended December 31,
	2016	2015	2014
Company F	$6,157	$3,948	$2,758
Company I	2,047	2,284	1,982
Company M	4,253	—	—
Other (*)	(7,233)	(1,690)	809
	$5,224	$4,542	$5,549

(*)    Includes write-off impairment in Company J in the amount of approximately $2,500 in 2016.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.)

The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,
	2016	2015
Current assets	$452,343	$312,585
Non-current assets	145,346	91,958
Total assets	$597,689	$404,543

Current liabilities	$168,352	$142,662
Non-current liabilities	103,656	15,049
Shareholders' equity	325,681	246,832
Total liabilities and equity	$597,689	$404,543

Income Statement Information:

	Year ended December 31,
	2016	2015	2014
Revenues	$424,045	$250,499	$260,025
Gross profit	$83,266	$67,747	$72,631
Net income	$21,252	$13,920	$17,452

See Note 20(E) for guarantees.

Note 7 -    LONG-TERM TRADE AND UNBILLED RECEIVABLES

	December 31,
	2016	2015
Receivables	$—	$96
Unbilled receivables	189,688	152,367
	$189,688	$152,463

The majority of the long-term unbilled receivables are expected to be billed and collected during the years 2018 - 2021. Long-term trade and unbilled receivables are mainly related to contracts with the IMOD.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2016	2015
Restricted deposits with banks (1)	$462	$652
Cross-currency interest rate swap	8,064	7,624
Deposits with banks and other long-term receivables (2)	7,391	7,489
	$15,917	$15,765

(1)	Restricted deposits in respect of an issued bank guarantee

(2)
Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code in the amount of $7,106 and $6,790 as of December 31, 2016 and 2015, respectively (see Note 17)

Note 9 -     AVAILABLE-FOR-SALE MARKETABLE SECURITIES

As of December 31, 2016 and 2015, the fair value, amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$1,051	—	—	$1,051
Corporate debentures - fixed and floating interest rate	12,302	17	—	12,319
	$13,353	17	—	$13,370

	December 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$887	—	(7)	$880
Corporate debentures - fixed and floating interest rate	11,921	99	(64)	11,956
	$12,808	99	(71)	$12,836

The contractual maturities of the available-for-sale marketable securities in future years are as follows:

December 31, 2016
2017	$1,802
2018	1,753
2019	4,040
2020	2,405
2021+ and after	2,864
$12,864

As of December 31, 2016 and 2015, interest receivable included in other receivables amounted to $147 and $155, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 10 -    PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost (1):
Land, buildings and leasehold improvements (2)	$450,301	$434,763
Instruments, machinery and equipment (3)	807,791	734,731
Office furniture and other	83,431	81,684
Motor vehicles and airplanes	55,457	63,669
	1,396,980	1,314,847
Accumulated depreciation	(922,871)	(865,088)
Depreciated cost	$474,109	$449,759

Depreciation expenses for the years ended December 31, 2016, 2015 and 2014 amounted to $81,728, $74,239 and $79,457, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $15,023 and $17,591 as of December 31, 2016 and 2015, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company:

	Israel(a)	U.S.(b)	Other Countries(c)
Owned	2,161,000 square feet	633,854 square feet	891,000 square feet
Leased	2,281,000 square feet	671,200 square feet	453,000 square feet

(a)	Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

(b)	Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of ESA primarily in Texas, New Hampshire, Florida, Alabama and Virginia.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Latin America and Asia-Pacific.

(3)	Includes equipment produced by the Company for its own use in the aggregate amount of $114,241 and $111,393 as of December 31, 2016 and 2015, respectively.

As for liens on assets – see Notes 20(H) and 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 11 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	Weighted average
	useful lives	December 31,
		2016	2015
Original cost:
Technology	12	$234,081	$234,805
Customer relations	12	169,695	170,692
Trademarks and other	11	161,019	158,666
		564,795	564,163
Accumulated amortization:
Technology		172,649	150,516
Customer relations		157,179	151,421
Trademarks and other		125,566	114,604
		455,394	416,541
Amortized cost		$109,401	$147,622

B.	AMORTIZATION EXPENSES
Amortization expenses amounted to $41,160, $48,115 and $42,951 for the years ended December 31, 2016, 2015 and 2014, respectively.

C.	AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS
The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2017		$24,545
2018		21,893
2019		21,054
2020		16,755
2021	and thereafter	25,154
		109,401

D.    CHANGES IN GOODWILL

Changes in goodwill during 2016 were as follows:

2016
Balance, at January 1	$622,654
Reduction related to deconsolidation of a subsidiary (1)	(1,206)
Net translation differences (2)	(4,451)
Balance, at December 31	$616,997

(1)	See Note 6(B)(5).

(2)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 12 -    SHORT-TERM BANK CREDIT AND LOANS

	Interest %	December 31,
		2016	2015
Short-term bank credit and loans	Libor + 1.3%	$5,027	$—
		$5,027	$—

Note 13 -    OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2016	2015
Payroll and related expenses	$187,051	$160,413
Provision for warranty	250,212	199,449
Provision for vendors on accrued expenses	55,379	64,708
Provision for vacation pay (1)	46,878	44,477
Provision for losses on long-term contracts (2)	39,835	36,511
Provision for income tax, net of advances	33,541	27,842
Provision for royalties	34,330	36,105
Other income tax liabilities	9,762	31,435
Value added tax (“VAT”) payable	6,433	13,651
Derivative instruments	5,429	8,289
Deferred income tax, net	1,800	545
Other (3)	159,866	116,442
	$830,516	$739,867

(1)	Long-term provision for vacation pay as of December 31, 2016 and 2015 was $27,969 and $26,166, respectively, included in other long-term liabilities.

(2)
Includes a provision of $4,586 and $4,949 as of December 31, 2016 and 2015, respectively, related to the cessation of a program with a foreign customer. During 2016, the Company recorded a reversal of reserves which offset COR by approximately $20,000, primarily related to reserves for potential liabilities recorded in 2011 related to the cessation of a program and a legal settlement with a Seller as part of an asset purchase agreement.

(3)
Includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g. damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of service providers.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 14 -    CUSTOMER ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2016	2015
Advances received	$652,372	$753,708
Less -
Advances presented under long-term liabilities	174,529	167,601
Advances deducted from inventories	65,418	70,282
	412,425	515,825
Less -
Costs incurred on contracts in progress (See Note 5)	65,032	78,623
	$347,393	$437,202
As for guarantees and liens, see Notes 20(E), 20(H) and 20(I).

Note 15 -    LONG-TERM LOANS, NET OF CURRENT MATURITIES

				December 31,
	Currency	Interest %	Years of maturity	2016	2015
Long-term loans (*)	USD	Libor + 1.15%	1	$118,550	$118,550
	NIS (**)	2.56% - Libor + 1.35%	mainly 1	47,317	94,790
	Other			—	709
				165,867	214,049
Less: current maturities				165,392	48,078
				$475	$165,971

(*)    For covenants see Note 20(F).
(**)    Includes derivative instrument defined as hedge accounting. See Note 2(Y) and Note 2(AA).

As of December 31, 2016, the LIBOR semi-annual rate for long-term loans denominated in U.S. dollars was 1.317%.

The maturities of these loans for periods after December 31, 2016, are as follows:

2017 - current maturities	$165,392
2018	—
2019	—
2020 and after	475
$165,867

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES

	December 31,
	2016	2015
Series A Notes	$218,466	$269,037
Less – Current maturities	(63,564)	(65,281)
Carrying amount adjustments on Series A Notes (*)	15,843	22,589
Premium on Series A Notes, net	321	413
	$171,066	$226,758

(*)	As a result of fair value hedge accounting, described below and in Notes 2(Y) and 2(AA). The carrying value of the Series A Notes is adjusted for changes in the interest rates.

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

In May 2012, the Company issued additional Series A Notes in an aggregate principal amount of NIS 92 million (approximately $24,407) through a private placement to Israeli institutional investors. The immediate gross proceeds received by the Company for the issuance of the May 2012 Series A Notes were approximately NIS 95 million (approximately $24,900). Debt issuance costs were approximately $94. These costs were allocated to deferred issuance costs and are amortized as financial expenses over the term of the Series A Notes due in 2020. The premium was approximately $260 and is amortized as financial income over the term of the Series A Notes due in December 2020.

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

During the years ended December 31, 2016, 2015 and 2014, the Company recorded $6,565, $6,812 and $7,954, respectively, as interest expenses and $92, $92 and $91, respectively, as amortization of debt issuance costs and premium, net, on the Series A Notes.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 16 -SERIES A NOTES, NET OF CURRENT MATURITIES (Cont.)

The Company also entered into 10-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2010 NIS Series A Notes. Under the cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 1.1 billion and pays floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (1.32% at December 31, 2016) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

In April 2012 and May 2012, the Company entered into cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2012 issuance of Series A Notes. Under these cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 807 million and NIS 92 million and pays floating six-month USD LIBOR + an average spread of 2.02% on $217,300 and 2.285% on $24,100, respectively, which reflects the U.S. dollar value of the 2012 issued Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (1.32% at December 31, 2016) plus an average of 2.05% on the 2012 principal amounts, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

Future principal payments for the Series A Notes, including the effect of the cross-currency interest rate swap transactions are as follows:

		December 31, 2016
2017	current maturities	$55,533
2018		55,533
2019		55,533
2020		55,533

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2016 and 2015:

	December 31,
	2016	2015
Changes in benefit obligation:
Benefit obligation at beginning of year	$219,360	$225,668
Service cost	7,768	8,921
Interest cost	8,929	8,372
Exchange rate differences	(669)	(2,847)
Actuarial losses (gain)	6,861	(15,612)
Benefits paid	(7,003)	(5,142)
Benefit obligation at end of year	$235,246	$219,360
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	127,455	126,489
Actual return on Plans’ assets (net of expenses)	10,035	(2,225)
Employer contribution	9,753	8,333
Benefits paid	(7,003)	(5,142)
Fair value of Plans’ assets at end of year	$140,240	$127,455
Accrued benefit cost, end of year:
Funded status	(95,003)	(91,905)
Unrecognized net actuarial loss	71,839	72,411
Unrecognized prior service cost	206	(271)
	$(22,958)	$(19,765)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(1,254)	(725)
Accrued benefit liability, non-current	(93,749)	(91,179)
Accumulated other comprehensive income, pre-tax	72,045	72,139
Net amount recognized	$(22,958)	$(19,765)

	Year ended December 31,
	2016	2015	2014
Components of the Plans’ net periodic pension cost:
Service cost	$7,768	$8,921	$7,762
Interest cost	8,929	8,372	7,833
Expected return on Plans’ assets	(9,057)	(8,970)	(8,221)
Amortization of prior service cost	65	(62)	(125)
Amortization of transition amount	—	46	121
Amortization of net actuarial loss	5,765	6,295	2,108
Total net periodic benefit cost	$13,470	$14,602	$9,478
Additional information
Accumulated benefit obligation	$227,799	$213,675	$215,276

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	December 31,
	2016	2015
Weighted average assumptions:
Discount rate as of December 31	4.3%	4.3%
Expected long-term rate of return on Plans’ assets	7.3%	7.3%
Rate of compensation increase	2.4%	2.4%

Asset allocation by category as of December 31:

	2016	2015
Asset Category:
Equity Securities	66.3%	66.0%
Debt Securities	33.1%	34.0%
Other	0.6%	—%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the retirement plan’s obligations and the expected timing of benefit payments. The target asset allocation for the Plan years presented is as follows:

	2016	2015
Asset Category:
Equity Securities	65.0%	50.0%
Debt Securities	35.0%	40.0%
Other	—%	10.0%
Total	100.0%	100.0%

The fair value of the asset values by category at December 31, 2016 was as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)
Cash	$553	$553	$—	$—
Cash Equivalents:
Money Market Funds (a)	335	335	—	—
Fixed Income Securities:
Mutual Funds (b)	45,409	45,409	—	—
Equity Securities:
International Companies (c)	3,953	3,953	—	—
Mutual Funds (d)	89,990	89,990	—	—
Total	$140,240	$140,240	$—	$—

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

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2016 Plan year have been satisfied as of December 31, 2016. Benefit payments over the next five years are expected to be $6,255 in 2017, $7,077 in 2018, $7,791 in 2019, $8,599 in 2020 and $9,468 in 2021.

2.    Retiree Medical Plan

ESA offers retiree medical benefits to a limited number of retirees, The measurement date for ESA's benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2016 and 2015:

	December 31,
	2016	2015
Change in Benefit Obligation:
Benefit obligation at beginning of period	$1,791	$1,953
Service cost	71	102
Interest cost	60	63
Actuarial (gain) loss	233	(237)
Employee contribution	33	27
Benefits paid	(135)	(117)
Benefit obligation at end of period	$2,053	$1,791
Change in Plan Assets:
Employer contribution	$102	$90
Employee contribution	33	27
Benefits paid	(135)	(117)
Fair value of Plan assets at end of period	$—	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year ended December 31,
	2016	2015
Accrued benefit cost, end of period:
Funded status	$(2,053)	$(1,791)
Unrecognized net actuarial (gain) loss	(1,110)	(1,522)
Accrued benefit cost, end of period	$(3,163)	$(3,313)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(180)	$(153)
Accrued benefit liability, non-current	(1,873)	(1,638)
Accumulated other comprehensive gain, pretax	(1,110)	(1,522)
Net amount recognized	$(3,163)	$(3,313)

Components of net periodic pension cost (for period):
Service cost	$71	$102
Interest cost	60	63
Amortization of net actuarial gain	(179)	(143)
Total net periodic benefit cost	$(48)	$22

Assumptions as of end of period:
Discount rate	3.50%	3.50%
Health care cost trend rate assumed for next year	6.50%	6.50%
Ultimate health care cost trend rate	3.80%	3.84%

The effect of a 1% change in the health care cost trend rate at December 31, 2016 was as follows:

	1% increase	1% decrease
Net periodic benefit cost	$13	$(11)
Benefit obligation	$141	$(127)

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $5,300, $4,209 and $4,675 for the years ended December 31, 2016, 2015 and 2014, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

4.    Non-Qualified Defined Contribution Plan

ESA has two benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $1,194, $1,221 and $181 for the years ended December 31, 2016, 2015 and 2014, respectively, and the total ESA contribution to the plan was $265 for 2016. The cash and cash surrender value of these life insurance policies at December 31, 2016 was $4,455. The total liability related to the 409(A) plan was $6,211 at December 31, 2016.

The second plan implemented is a non-qualified, defined benefit plan for certain executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. They are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $2,651 at December 31, 2016. Related liability for the pension payments is $4,777 at December 31, 2016. As of December 31, 2016, all executives had partially vested balances in the plan.

Note 18 -    TAXES ON INCOME

A.    APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates

Corporate tax rates and real capital gains tax in Israel were 25% in 2016 and 26.5% in 2015 and 2014.

In December 2016, the Israeli Parliament approved a reduction of the corporate tax rate to 24%, effective as of January 1, 2017 and 23% effective as of January 1, 2018.

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

In December 2015, Elbit Systems and certain of its Israeli subsidiaries (also industrial companies) submitted an election notice to the Israel Tax Authority to file a consolidated tax return starting tax year 2015.

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

The entitlement to the above benefits is subject to the companies’ fulfilling the conditions specified in the Law, and the regulations promulgated thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2016, the Company’s management believes that the Company and its Israeli subsidiaries met all conditions of the Law and letters of approval.

As of December 31, 2016, the tax benefits for the Company’s “Privileged Enterprise” existing programs will expire within the period 2017 to 2022.

As of December 31, 2016, retained earnings of the Company included approximately $630,000 in tax-exempt profits earned by the Company’s “Approved Enterprises”. If the retained tax-exempt income is distributed, with respect to the “Approved Enterprises” it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track (currently 25%), and an income tax liability would have been incurred of approximately $157,500 as of December 31, 2016.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

In December 2016, the Knesset (Israeli Parliament) approved amendments to the Law that introduce an innovation box regime for intellectual property (IP) based companies, enhance tax incentives for certain industrial companies and reduce the standard corporate tax rate and certain withholding rates starting in 2017.

Innovation Box Regime
The new regime was tailored by the Israeli government to a post-base erosion and profit shifting ("BEPS") world, encouraging multinationals to consolidate IP ownership and profits in Israel along with existing Israeli research and development ("R&D") functions. Tax benefits created to achieve this goal include a reduced corporate income tax rate of 6% on IP-based income and on capital gains from future sale of IP.

The 6% rate would apply to qualifying Israeli companies that are part of a group with global consolidated revenue of over NIS 10 billion (approximately US$2.6 billion). Other qualifying companies with global consolidated revenue below NIS 10 billion would be subject to a 12% tax rate. However, if the Israeli company is located in Jerusalem or in certain northern or southern parts of Israel, the tax rate is further reduced to 7.5%. Additionally, withholding tax on dividends would be subject to a reduced rate of 4% for all qualifying companies (unless further reduced by a treaty).

Entering into the regime is not conditioned on making additional investments in Israel, and a company could qualify if it invested at least 7% of the last three years’ revenue in R&D (or NIS 75 milion R&D expense per year) and met one of the following three conditions:
1. Have at least 20% R&D employees engaged in R&D (or more than 200 R&D employees);
2. Venture capital investment of NIS 8 million was previously made in the company; or
3. Average annual growth over three years of 25% in sales or employees.

Companies not meeting the above conditions may still be considered as a qualified company at the discretion of the Israeli Innovation Authority in the Ministry of Economy and Industry (formerly the "Office of the Chief Scientist"). Companies wishing to exit from the regime in the future will not be subject to clawback of tax benefits. The Knesset also approved a stability clause in order to encourage multinationals to invest in Israel. Accordingly, companies will be able to confirm the applicability of tax incentives for a 10-year period under a pre-ruling process. Further, in line with the new Organization for Economic Co-operation and Development ("OECD") Nexus Approach, the Finance Minister will promulgate regulations to ensure companies are benefiting from the regime to the extent qualifying R&D expenditures are incurred. The regulations were set to be finalized by March 31, 2017. The new amendments to the Law will come into effect after the regulations have been finalized. Accordingly, the new law was not considered enacted at December 31, 2016.

Enhancement of Current Tax Incentives Regime
Tax incentives in Israel are also available to certain Israeli industrial companies and to R&D centers (operating on a cost plus basis) under two tracks: (i) a Preferred Enterprise and (ii) a Special Preferred Enterprise, aimed at large enterprises that meet certain investment requirements. Accordingly, a Preferred Enterprise is eligible for a reduced corporate income tax rate of 16%. However, if the company is located in Jerusalem or in certain northern or southern parts of Israel, the tax rate was further reduced to 9%. On 15 December 2016, the Finance Committee approved a further 1.5% reduction in the tax rate for such locations, from 9% to 7.5%.

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

Israeli companies which currently benefit from an “Approved Enterprise” or “Privileged Enterprise” status and meet the criteria for qualification as a “Preferred Enterprise” can elect to apply the “Preferred Enterprise” benefits by waiving their benefits under the Approved and “Privileged Enterprise” status. The Company and several of its Israeli subsidiaries have elected the “Preferred Enterprise” status.

Benefits granted to a “Preferred Enterprise” include reduced and gradually decreasing tax rates. In peripheral regions (Development Area A) the reduced tax rate was 10% in 2012 and 7% in 2013. In other regions the tax rate was 15% in 2012, and 12.5% in 2013. Following the enactment of the National Priorities Law, effective January 1, 2014, the reduced tax rate is 9% in the Development Area A regions and 16% in other regions. “Preferred Enterprises” in peripheral regions are eligible for Investment Center grants, as well as the applicable reduced tax rates.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31,
	2016	2015	2014
Income before taxes on income:
Domestic	$234,643	$189,228	$141,532
Foreign	44,558	59,326	57,956
	$279,201	$248,554	$199,488

D.    TAXES ON INCOME

	Year ended December 31,
	2016	2015	2014
Current taxes:
Domestic	$44,095	$34,693	$24,348
Foreign	14,454	10,246	13,254
	58,549	44,939	37,602
Adjustment for previous years:
Domestic	(18,630)	(903)	(5,753)
Foreign	8	(455)	(1,905)
	(18,622)	(1,358)	(7,658)
Deferred income taxes:
Domestic	4,605	1,842	(3,831)
Foreign	1,085	812	(489)
	5,690	2,654	(4,320)
Total taxes on income	$45,617	$46,235	$25,624

Total:
Domestic	$30,070	$35,632	$14,764
Foreign	15,547	10,603	10,860
Total taxes on income	$45,617	$46,235	$25,624

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2016	2015
Balance at the beginning of the year	$49,813	$46,158
Additions related to interest and currency translation	613	(111)
Additions based on tax positions taken during a prior period	14,353	373
Reductions related to tax positions taken during a prior period	(19,797)	(1,925)
Reductions related to settlement of tax matters	(12,222)	(1,128)
Additions based on tax positions taken during the current period	14,597	8,920
Reductions related to a lapse of applicable statute of limitation	(510)	(2,474)
Balance at the end of the year	$46,847	$49,813

At December 31, 2016 and 2015, the Company had a liability for unrecognized tax benefits of $46,847 and$49,813, respectively, including an accrual of $1,157 and $3,952 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2016 and 2015, the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. As a result of the settlement of the tax matters, the Company recorded tax benefits of approximately $12,200 and $400 during the years 2016 and 2015, respectively, in the statements of income in “taxes on income”. Following the examination by the Israeli Tax Authority, the Company has applied some of the items for which settlement was reached to subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. Certain Israeli subsidiaries of the company are currently undergoing tax audits by the Israeli Tax Authority.

As a result of ongoing examinations, tax proceedings in certain countries and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2016, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

		Deferred Tax Asset (Liability)
	Total	Current	Non-current
As of December 31, 2016
Deferred tax assets:
Reserves and allowances	$38,441	$13,496	$24,945
Inventory allowances	3,730	3,730	—
Property, plant and equipment	(2,621)	276	(2,897)
Other	32,553	13,132	19,421
Net operating loss carry-forwards	14,141	1,893	12,248
	86,244	32,527	53,717
Valuation allowance	(6,605)	(191)	(6,414)
Net deferred tax assets	79,639	32,336	47,303
Deferred tax liabilities:
Intangible assets	(6,538)	—	(6,538)
Property, plant and equipment	(11,775)	(19)	(11,756)
Reserves and allowances	(4,701)	(1,781)	(2,920)
	(23,014)	(1,800)	(21,214)
Net deferred tax assets	$56,625	$30,536	$26,089

As of December 31, 2015
Deferred tax assets:
Reserves and allowances	$50,716	$14,070	$36,646
Inventory allowances	3,267	3,267	—
Property, plant and equipment	(6,859)	158	(7,017)
Other	32,704	16,012	16,692
Net operating loss carry-forwards	15,892	3,950	11,942
	95,720	37,457	58,263
Valuation allowance	(6,540)	(896)	(5,644)
Net deferred tax assets	89,180	36,561	52,619
Deferred tax liabilities:
Intangible assets	(5,753)	—	(5,753)
Property, plant and equipment	(14,577)	(6)	(14,571)
Reserves and allowances	(6,575)	(539)	(6,036)
	(26,905)	(545)	(26,360)
Net deferred tax assets	$62,275	$36,016	$26,259

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES (Cont.)

The deferred taxes, net, are reflected in the balance sheet as follows:

	December 31,
	2016	2015
Current deferred income tax assets (Note 4)	$32,336	$36,561
Current deferred income tax liabilities (Note 13)	$1,800	$545
Non-current deferred income tax assets	$47,303	$52,619
Non-current deferred income tax liabilities	$21,214	$26,360

G.	CARRY-FORWARD TAX LOSSES

As of December 31, 2016, Elbit Systems’ Israeli subsidiaries had estimated total available carry-forward tax losses of approximately $108,781, and its non-Israeli subsidiaries had estimated available carry-forward tax losses of approximately $40,330. The Company had also carry-forward capital losses of approximately $37,867 for which a full valuation allowance was provided.

H.	RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31,
	2016	2015	2014
Income before taxes as reported in the consolidated statements of income	$279,201	$248,554	$199,488
Statutory tax rate	25.0%	26.5%	26.5%
Theoretical tax expense	$69,800	$65,867	$52,864
Tax benefit arising from reduced rate as an “Approved, Privileged and Preferred Enterprise” and other tax benefits (*)	(16,072)	(20,818)	(21,781)
Tax adjustment in respect of different tax rates for foreign subsidiaries	3,597	2,433	1,563
Changes in carry-forward losses and valuation allowances	5,290	3,851	1,779
Taxes resulting from non-deductible expenses	3,144	776	2,244
Difference in basis of measurement for financial reporting and tax return purposes	135	(849)	(310)
Taxes in respect of prior years (See E above)	(18,622)	(1,358)	(7,658)
Other differences, net	(1,655)	(3,667)	(3,077)
Actual tax expenses	$45,617	$46,235	$25,624
Effective tax rate	16.34%	18.60%	12.84%

(*) Net earnings per share – amounts of the benefit resulting from the Approved, Privileged and Preferred Enterprises
Basic	$0.38	$0.49	$0.51
Diluted	$0.38	$0.49	$0.51

I.	FINAL TAX ASSESSMENTS

Final tax assessments have been received by the Company up to and including the tax year 2014 and by certain subsidiaries up to 2013.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 -    DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair value of the Company’s outstanding derivative instruments as of December 31, 2016 and December 31, 2015 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Derivatives designated as hedging instruments
Foreign exchange contracts	13,719	16,475	2,926	7,802
Cross-currency interest rate swaps	10,339	10,858	1,798	2,266
	$24,058	$27,333	$4,724	$10,068
Derivatives not designated as hedging instruments
Foreign exchange contracts	499	204	710	487
	$499	$204	$710	$487

(*)    Presented as part of other receivables and long-term other receivables.
(**)    Presented as part of other payables and long-term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2016 and December 31, 2015, is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain (loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain (loss) of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Derivatives designated as hedging instruments:
Foreign exchange contracts	$21,891	$8,487	$13,653	$28,177	$—	$1,522
Derivatives not designated as hedging instruments:
Foreign exchange contracts and other derivatives instruments	$—	$—	$—	$—	$1,592	$4,186

(*)    Presented as part of revenues/cost of revenue.
(**)    Presented as part of financial income (expenses), net

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The annual net effect on earnings from the cross-currency swaps was a gain of approximately $12,740, of which approximately $7,567 was offset against exchange rate difference related to Series A Notes and approximately $5,173 was offset against interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2016 and December 31, 2015, is summarized below:

	Forward contracts
	Buy		Sell
	December 31,		December 31,
	2016	2015	2016	2015
Euro	$37,054	$46,094	$89,764	$132,220
GBP	4,777	10,820	31,450	35,460
NIS	646,500	697,467	—	5,500
Other	25,078	7,417	19,260	2,245
	$713,409	$761,798	$140,474	$175,425

Note 20 -    COMMITMENTS AND CONTINGENT LIABILITIES

A.    ROYALTY COMMITMENTS

Elbit Systems and certain Israeli subsidiaries partially finance their research and development expenditures under grant programs sponsored by the Israel Innovation Authority ("IIA") in the Ministry of Economy and Industry (formerly Office of Chief Scientist) for the support of research and development activities conducted in Israel. At the time the grants were received from the IIA, successful development of the related projects was not assured.

In exchange for participation in the programs by the IIA, Elbit Systems and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the IIA, linked to the dollar bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

In some cases, the Government of Israel’s participation (through the IIA) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

Elbit Systems and certain of its subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of certain technologies.

Royalties expenses amounted to $4,460, $7,811 and $7,362 in 2016, 2015 and 2014, respectively.

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

At December 31, 2016, the Company had outstanding buy-back obligations totaling approximately $1,104,000 that extend through 2024.

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

In 2015, Elbit Systems of America, LLC and Elbit Systems Land & C4I Ltd. filed a claim for patent infringement in the U.S. District Court for the Eastern District of Texas against Hughes Network Systems, LLC, Black Elk Energy Offshore Operations, LLC, Blue Tide Communications, Inc. and Helms Hotels Group (collectively the defendants). The claim alleges that the defendants infringed the Company's patents relating to "Reverse Link for a Satellite Communications Network" and "Infrastructure for Telephony Network". The claim does not yet specify the amount of damages resulting from the patent infringement and is currently in the discovery stage. A trial date has been set for July 2017.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

D.    LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2016, are as follows:

2017	$47,479
2018	35,907
2019	27,174
2020	19,360
2021 and thereafter	100,637
$230,557

Lease expenses for the years ended December 31, 2016, 2015 and 2014 amounted to $44,614, $37,169 and $35,099, respectively.

E.    GUARANTEES

(1)
As of December 31, 2016, guarantees in the amount of approximately $1,219,451 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain advances from customers and performance bonds.

(2)
Elbit Systems has provided, on a basis proportional to its ownership interest, guarantees for one of its investees in respect of credit lines granted to them by banks in the aggregate amount of $4,207 as of December 31, 2016 (2015 - $6,274). The guarantees will exist as long as the credit lines are in effect. Elbit Systems would be liable under the guarantee for any debt for which the investees would be in default under the terms of the credit lines. The fair value of such guarantees, as of December 31, 2016 and 2015, were not material.

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

As of December 31, 2016, the Company met all financial covenants.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

G.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in various countries. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2016 and 2015, the purchase commitments were $1,313,000 and $1,292,000, respectively.

H.    FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of approximately $1,219,451 as of December 31, 2016, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

I.	LIEN ON APPROVED ENTERPRISES

A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 18(A)(3)).

Note 21 -    SHAREHOLDERS’ EQUITY

A.    SHARE CAPITAL
Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.    2007 STOCK OPTION PLAN

In 2007 Elbit Systems' shareholders approved an employee Stock Option Plan (the "2007 Stock Option Plan"). As of December 31, 2016, there were 13,000 options remaining unexercised under the 2007 Stock Option Plan.

Compensation expenses related to the 2007 Option Plan amounting to $70, $139 and $322 were recognized during the years ended December 31, 2016, 2015 and 2014, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

C.    COMPUTATION OF EARNINGS PER SHARE
Computation of basic and diluted net earnings per share:

	Year ended December 31, 2016			Year ended December 31, 2015			Year ended December 31, 2014
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$236,909	42,742	$5.54	$202,509	42,711	$4.74	$170,980	42,654	$4.01

Effect of dilutive securities:
Employee stock options	—	10		—	22		—	23
Diluted net earnings	$236,909	42,752	$5.54	$202,509	42,733	$4.74	$170,980	42,677	$4.01

(*) In thousands

D.	2012 PHANTOM BONUS RETENTION PLAN

In August 2012, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Officers (the “Plan”). In August 2013, the Plan was extended to include other officers of the Company.

The Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. As of December 31, 2016, 2,296,847 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $55.78.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $32,065, $25,893 and $10,402 in the years ended December 31, 2016, 2015 and 2014, respectively, as compensation costs related to the phantom bonus units granted under the Plan, as follows:

	Year ended December 31,
	2016	2015	2014
Cost of revenues	$10,056	$5,859	$1,176
General and administration expenses	18,024	17,864	8,804
Marketing and selling	3,985	2,170	422
	$32,065	$25,893	$10,402

E.    DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 22 -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS AS FOLLOWS:

	Year ended December 31,
	2016	2015	2014
North America	$825,665	$838,893	$826,815
Asia-Pacific	801,639	800,333	528,802
Israel	709,562	616,611	638,858
Europe	640,763	497,559	460,884
Latin America	212,773	325,371	454,502
Other	69,817	28,814	48,387
	$3,260,219	$3,107,581	$2,958,248

B.    REVENUES ARE GENERATED BY THE FOLLOWING AREAS OF OPERATIONS:

	Year ended December 31,
	2016	2015	2014
Airborne systems	$1,242,286	$1,225,678	$1,197,942
C4ISR systems	1,220,917	995,200	1,118,487
Land systems	408,003	558,658	274,896
Electro-optic systems	276,029	231,939	265,143
Other (*)	112,984	96,106	101,780
	$3,260,219	$3,107,581	$2,958,248

(*)    Mainly non-defense engineering and production services.

C.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year ended December 31,
	2016	2015	2014
IMOD	18%	17%	18%

D.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

	Year ended December 31,
	2016	2015	2014
Israel	$943,381	$946,870	$783,290
U.S.	149,581	157,835	167,572
Other	107,545	115,330	128,205
	$1,200,507	$1,220,035	$1,079,067

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 23 -    RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2016	2015	2014
Total expenses	$291,749	$277,837	$267,691
Less - grants and participations	(35,957)	(34,421)	(39,680)
	$255,792	$243,416	$228,011

Note 24 -    FINANCIAL EXPENSES, NET

	Year ended December 31,
	2016	2015	2014
Expenses:
Interest on long-term bank debt	$(1,489)	$(2,365)	$(2,828)
Interest on Series A Notes, net	(6,565)	(6,812)	(7,954)
Interest on short-term bank credit and loans	(5,457)	(2,604)	(2,787)
Loss from exchange rate differences, net	(2,224)	(6,341)	(12,516)
Other	(9,495)	(4,144)	(24,098)
	(25,230)	(22,266)	(50,183)
Income:
Interest on cash, cash equivalents and bank deposits	933	850	1,404
Other	555	1,176	1,281
	1,488	2,026	2,685
	$(23,742)	$(20,240)	$(47,498)

Note 25 -    OTHER INCOME, NET

	Year ended December 31,
	2016	2015	2014
Capital gain (*)	$3,868	$133	$—
Other	99	83	120
	$3,967	$216	$120

(*) During 2016, the company recognized a gain from the sale of land and property.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 26 -    RELATED PARTIES' TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2016	2015	2014
Income -
Sales to related-party companies (*)	$176,429	$150,999	$138,380
Participation in expenses	$2,502	$2,257	$1,911
Cost and expenses -
Supplies from related parties (**)	$20,224	$14,890	$15,184

Balances:	December 31,
	2016	2015
Trade receivables and other receivables (*)	$88,876	$79,988
Trade payables and advances (**)	$16,110	$13,663

The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	The significant sales and balances include sales of helmet mounted cueing systems purchased from the Company by 50%-owned subsidiaries of ESA.

(**)
Includes mainly electro-optics components and sensors, purchased by the Company from a 50%-owned Israeli partnership, and electro-optics products purchased by the Company from another 50%-owned Israeli subsidiary.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year ended December 31, 2016:
Provisions for Losses on Long-Term Contracts (*)	130,274	20,775	67,701	—	83,348
Provisions for Claims and Potential Contractual Penalties and Others	7,501	158	3,175	—	4,484
Allowance for Doubtful Accounts	6,738	1,554	876	—	7,416
Valuation Allowance on Deferred Taxes	6,540	2,641	2,576	—	6,605

Year ended December 31, 2015:
Provisions for Losses on Long-Term Contracts (*)	135,548	20,588	31,961	6,099	130,274
Provisions for Claims and Potential Contractual Penalties and Others	7,557	1,860	1,916	—	7,501
Allowance for Doubtful Accounts	7,445	1,330	2,037	—	6,738
Valuation Allowance on Deferred Taxes	5,424	3,770	2,654	—	6,540

Year ended December 31, 2014:
Provisions for Losses on Long-Term Contracts (*)	140,259	37,124	41,835	—	135,548
Provisions for Claims and Potential Contractual Penalties and Others	9,208	820	2,471	—	7,557
Allowance for Doubtful Accounts	7,117	1,125	797	—	7,445
Valuation Allowance on Deferred Taxes	9,358	675	4,609	—	5,424

(*)
An amount of $43,513, $80,464 and $72,045 as of December 31, 2016, 2015 and 2014, respectively, is presented as a deduction from inventories, and an amount of $39,835, $49,810 and $63,503 as of December 31, 2016, 2015 and 2014, respectively, is presented as part of other payables and accrued expenses.

S-1