Form 20-F
period 2017-12-31
ELBIT SYSTEMS LTD
filed 2018-03-20
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2017
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,751,030 Ordinary Shares.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check One).

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
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
The name “ELBIT SYSTEMS”, and our logo, brand, product, service and process names appearing in this document, are the trademarks of the Company or our affiliated companies. All other brand, product, service and process names appearing in this document are the trademarks of their respective holders and appear for informational purposes only.  Reference to or use of any third party mark, product, service or process name herein does not imply any recommendation, approval, affiliation or sponsorship of that or any other mark, product, service or process name. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of the Company or any of our affiliated companies.

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

Item 3.    Key Information.

Selected Financial Data

The following selected consolidated financial data of the Company as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 are derived from our audited consolidated financial statements, including our audited consolidated financial statements as of December 31, 2016 and 2017, and for each of the years ended December 31, 2015, 2016 and 2017, which appear in Item 18 in this annual report on Form 20-F. You should read the audited consolidated financial statements appearing in Item 18 together with the selected financial data set forth below. (For non-GAAP financial data see Item 5. Operating and Financial Review and Prospects – Non-GAAP Financial Data.)

	Years Ended December 31,
	(U.S. dollars in millions, except for per share amounts)
	2013	2014	2015	2016	2017
Income Statement Data:
Revenues	$2,925.2	$2,958.2	$3,107.6	$3,260.2	$3,377.8
Cost of revenues	2,100.3	2,133.2	2,210.5	2,300.6	2,379.9
Gross profit	824.9	825.0	897.1	959.6	997.9
Research and development expenses, net	220.5	228.0	243.4	255.8	265.1
Marketing and selling expenses	235.5	216.5	239.4	271.0	280.2
General and administrative expenses	129.5	139.6	145.7	151.4	133.3
Gain from changes in holdings	—	(6.0)	—	(17.6)	—
Total operating expenses	585.5	578.1	628.5	660.6	678.6
Operating income	239.4	246.9	268.6	299.0	319.3
Financial expenses, net	(37.3)	(47.5)	(20.2)	(23.7)	(34.5)
Other income, net	0.9	0.1	0.2	4.0	—
Income before taxes on income	203.0	199.5	248.6	279.3	284.8
Taxes on income	25.3	25.6	46.2	45.6	55.6
Equity in net earnings of affiliated companies and partnerships	13.0	5.5	4.5	5.2	11.4
Net income from continuing operations, net	190.7	179.4	206.9	238.8	240.6
Income (loss) from discontinued operations, net	0.7	—	—	—	—
Net income	191.4	179.4	206.9	238.8	240.6
Less: net income (loss) attributable to non-controlling interests	(8.0)	(8.4)	(4.4)	(1.9)	(1.5)
Income attributable to Elbit Systems’ shareholders	$183.4	$171.0	$202.5	$236.9	$239.1
Earnings per share:
Basic net earnings per share
Continuing operations	$4.34	$4.01	$4.74	$5.54	$5.59
Discontinued operations	0.01	—	—	—	—
Total	$4.35	$4.01	$4.74	$5.54	$5.59
Diluted net earnings per share
Continuing operations	$4.33	$4.01	$4.74	$5.54	$5.59
Discontinued operations	0.01	—	—	—	—
Total	$4.34	$4.01	$4.74	$5.54	$5.59

	As of December 31,
	(U.S. dollars in millions, except for per share amounts)
	2013	2014	2015	2016	2017
Balance Sheet Data:
Cash, cash equivalents, short-term bank deposits and marketable securities	265	306	332	245	173
Working capital	561	626	645	527	522
Long-term deposits, marketable securities and other receivables	53	18	16	16	38
Long-term trade and unbilled receivables	243	213	152	190	295
Property, plant and equipment, net	481	442	450	474	496
Total assets	3,933	4,021	4,124	4,352	4,715
Long-term debt	224	221	166	—	120
Series A Notes, net of current maturities	378	294	227	171	125
Capital stock	268	272	274	274	274
Elbit Systems shareholders’ equity	1,177	1,227	1,391	1,560	1,708
Non-controlling interests	17	12	8	7	10
Total equity	1,194	1,239	1,399	1,567	1,718
Number of outstanding ordinary shares of NIS 1 par value (in thousands)	42,587	42,685	42,730	42,746	42,751
Dividends paid per ordinary share with respect to the applicable year	$1.20	$1.28	$1.44	$1.60	$1.76

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

We are subject to procurement and anti-bribery rules and regulations. We are required to comply with government contracting rules and regulations relating to, among other things, cost accounting, anti-bribery and procurement integrity, which increase our performance and compliance costs. (See Item 4. Information on the Company – Governmental Regulation.) Failure to comply with these rules and regulations could result in the modification, termination or reduction of the value of our contracts, the assessment of penalties and fines against us, or our suspension or debarment from government contracting or subcontracting for a period of time, all of which could negatively impact our results of operations and financial condition. We are engaged in activities in certain markets considered to be high risk from an anti-bribery compliance perspective, and investigations by government agencies in a number of countries, including Israel, in the anti-bribery area are increasingly prevalent.

We face other risks in our international operations. We derive a significant portion of our revenues from international sales. Entry into new markets as well as changes in international, political, economic or geographic conditions could cause significant reductions in our revenues, which could harm our business, financial condition and results of operations. In addition to the other risks from international operations set forth elsewhere in these Risk Factors, some of the risks of doing business internationally include imposition of tariffs and other trade barriers and restrictions. Imposition of import restrictions or tariffs by any government could lead to retaliatory actions by other countries with broad effects in many industries and economies internationally. Broad-based international trade conflicts could have negative consequences on the demand for our products and services outside Israel. Other risks of doing business internationally include political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships and increasing instances of terrorism worldwide. Some of these risks may be affected by Israel’s overall political situation. (See “Risks Related to Our Israeli Operations” below.)

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

We face currency exchange risks. We generate a substantial amount of our revenues in currencies other than the U.S. dollar (our financial reporting currency), mainly New Israeli Shekels (NIS), Great Britain Pounds (GBP), Euros, Brazilian reals, Australian dollars and Indian rupees, and we incur a substantial amount of our expenses in currencies other than the U.S. dollar, mainly NIS. To the extent we derive our revenues or incur our expenses in currencies other than the U.S. dollar, we are subject to exchange rate fluctuations between the U.S. dollar and such other currencies. For example, we could be negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Certain currency derivatives we use to hedge against exchange rate fluctuations may not fully protect against sharp exchange rate fluctuations, and in some cases we may not be able to adequately hedge against all exchange rate fluctuations. In addition, our international operations expose us to the risks of price controls, restrictions on the conversion or repatriation of currencies, or even devaluations or hyperinflation in the case of currencies issued by countries with unstable economies. All of these currency-related risks could have a material adverse effect on our financial condition and financial results. (See below “Risks Related to Our Israeli Operations – Changes in the U.S. Dollar – NIS Exchange Rate” and Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates.)

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

We face risks of cost overruns in fixed-price contracts. Most of our contracts are fixed-price contracts, under which we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk of adverse effects on our financial performance from such increased or unexpected costs can be particularly significant under a fixed-price contracts for which we recognize profit or loss on a “percentage-of-completion” basis, and for which changes in estimated gross profit/loss are recorded on a “cumulative catch-up basis”. (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2(T) (Significant Accounting Polities - Revenue Recognition).) The costs most likely to fluctuate under our fixed price contracts relate to internal design and engineering efforts. However, we do not believe changes in the market costs of particular commodities that may be used in the production of our products are likely to present a material risk to our costs. To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which would have a negative effect on our results of operations, financial position and cash flow.

We face fluctuations in revenues and profit margins. Our revenues may fluctuate between periods due to changes in pricing, sales volume or project mix. Moreover, because certain of our project revenues are recognized upon achievement of performance milestones, such as units-of-delivery / point-in-time revenue recognition, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margin may vary significantly during the course of a project as a result of changes in estimated project gross profits that are recorded in results of operations on a cumulative catch-up basis pursuant to the percentage-of-completion accounting method due to judgment and estimates that are complex and are subject to a number of variables. (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2(T) (Significant Accounting Polities - Revenue Recognition).) As a result, our financial results for prior periods may not provide a reliable indicator of our future results.

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

A cyber or security breach or disruption or failure in a computer system could adversely affect us. Our operations depend on the continued and secure functioning of our computer and communications systems and the protection of information stored in computer databases maintained by us and, in certain circumstance, by third parties. Such systems and databases are subject to breach, damage, disruption or failure from, among other things, cyber attacks and other unauthorized intrusions, power losses, telecommunications failures, earthquakes, fires and other natural disasters.

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

Governmental and other end users and customers are increasingly requiring us to meet specific computer system cyber protection and information assurance requirements as a condition for us to receive customer program-related information. We devote significant resources to maintain and upgrade the security of our systems and databases and to meet applicable customer requirements regarding their protection. However, despite our efforts to secure our systems and databases and meet cyber protection and information assurance requirements, we may still face system failures, data breaches, loss of intellectual property and interruptions in our operations, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our effective tax rate may be subject to fluctuations. Our worldwide effective tax rate could fluctuate as a result of several factors, many of which are outside of our control, including: (i) changes in the mix of revenues and income we derive from the jurisdictions where we operate which have different statutory tax rates; (ii) amendments to tax laws and regulations, and changes in interpretations in the jurisdictions where we operate; and (iii) tax assessments, or any related tax interest or penalties that could significantly affect our income tax expense for the period in which the settlements take place. In addition, as we operate in multiple jurisdictions throughout the world, our tax returns are periodically audited or subject to review by both domestic and foreign authorities. Increases in our effective tax rates from the above factors could have a material adverse effect on our financial results and cash flows.

The Organization for Economic Cooperation and Development has introduced the base erosion and profit shifting (BEPS) project. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes.
Recently enacted tax legislation in the United States may impact our business. On December 22, 2017, the U.S. President signed into law federal tax legislation commonly referred to as the Tax Cuts and Jobs Act. The Tax Cuts and Jobs Act provides for significant and wide-ranging changes to the U.S. Internal Revenue Code. The reforms are complex, and it will take some time to assess the implications thoroughly. There can be no assurance that these tax reforms will not give rise to significant consequences, both immediately and going forward in terms of our taxation expense. The Tax Cuts and Jobs Act could be subject to potential amendments and technical corrections, any of which could lessen or increase adverse impacts of the law.
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
We face acquisition and integration risks. From time to time we make equity or asset acquisitions and investments in companies and technology ventures. (See Item 4. Information on the Company – Mergers, Acquisitions and Divestitures.) Such acquisitions involve risks and uncertainties such as:

•	our pre-acquisition due diligence may fail to identify material risks;

•	significant acquisitions may negatively impact our cash flow;

•
significant goodwill assets recorded on our consolidated balance sheet from prior acquisitions are subject to impairment testing, and unfavorable changes in circumstances could result in impairment to those assets.

•	acquisitions may result in significant additional unanticipated costs associated with price adjustments or write-downs;

•	we may not integrate newly-acquired businesses and operations in an efficient and cost-effective manner;

•	we may fail to achieve the strategic objectives, cost savings and other benefits expected from acquisitions, which could negatively impact our financial ratios and covenants;

•	the technologies acquired may not prove to be those needed to be successful in our markets or may not have adequate intellectual property rights protection;

•
we may assume significant liabilities that exceed the enforceability or other limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for tax or regulatory compliance issues, such as anti-corruption and environmental compliance, that may result in our incurring successor liability;

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

Our acquisitions are subject to governmental approvals. Most countries require local governmental approval of acquisitions of domestic defense and homeland security-related businesses, which approval may be denied, or subject to unfavorable conditions, if the local government determines the acquisition is not in its national interest. We may also be unable to obtain antitrust approvals for certain acquisitions as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

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

Being a foreign private issuer exempts us from certain SEC requirements. As a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934 (the Exchange Act), we are exempt from certain Exchange Act rules and requirements that apply to U.S. public companies, including: (i) the requirement to file with the SEC quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) rules regulating the solicitation of proxies in connection with shareholder meetings; (iii) Regulation FD prohibiting selective disclosures of material information; and (iv) rules requiring insiders to disclose stock ownership and trading activities and establishing liability for profits realized from “short-swing” trading transactions (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). Because of the foregoing, our shareholders will receive less information about our company and trading in our shares by our affiliates than would be provided to shareholders of a domestic U.S. company, and our shareholders will be afforded less protection under the U.S. federal securities laws than would be afforded to shareholders of a domestic U.S. company.

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

We have risks related to the inherent limitations of internal control systems. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud, which may not be detected. A control system, which is increasingly based on computerized processes, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that its objectives are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Implementation of changes or updates to our control systems may encounter unexpected difficulties. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts, by collusion of two or more persons or by management override of the controls. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with applicable policies or procedures may deteriorate. (See Item 15. Controls and Procedures.)

Risks Related to Our Israeli Operations

Conditions in Israel may affect our operations. Political, economic and military conditions in Israel and the Middle East directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. An ongoing state of hostility, varying in degree and intensity has caused security and economic problems for Israel. We cannot predict whether or when such armed conflicts or other hostilities may occur or the extent to which such events may impact us. For a number of years there have been continuing hostilities between Israel and the Palestinians. This includes hostilities with the Islamic movement Hamas in the Gaza Strip, which have adversely affected the peace process and at times resulted in armed conflicts. Such hostilities have negatively influenced Israel’s economy as well as impaired Israel’s relationships with several other countries. Israel also faces threats from Hezbollah militants in Lebanon, from ISIS, as well as Iranian and rebel forces in Syria and from ISIS-affiliated groups in the Sinai Peninsula. The government of Iran, which is believed to be developing nuclear weapons, is extremely hostile to Israel and influences extremists groups such as Hamas and Hezbollah. Moreover, some of Israel’s neighboring countries have recently undergone or are undergoing significant political changes. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

Reduction in Israeli government spending or changes in priorities for defense products may adversely affect our earnings. The Israeli government may reduce its expenditures for defense items or change its defense priorities in the coming years. In addition, the Israeli defense budget may be adversely affected if there is a reduction in U.S. foreign military assistance. See above “General Risks Related to Our Business and Market.” Any of the foregoing circumstances could have an adverse effect on our operations.

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

We may rely on certain Israel “home country” corporate governance practices which may not afford stockholders the same protection afforded to shareholders of U.S. companies. As a foreign private issuer Elbit Systems is permitted to follow, and in certain instances (as described below) has followed, home country corporate governance practices instead of certain practices otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. As described in Item 16G. Corporate Governance, in March 2018 we informed NASDAQ that we have elected to follow certain procedures permitted under the Israeli Companies Law instead of the Nasdaq Listing Rules which require a listed company to obtain shareholder approval for the establishment of an equity-based compensation plan. Under this “home country practice” exception provided in Nasdaq rules for foreign private issuers, we could in the future elect to follow home country practices in Israel with regard to a broad range of other corporate governance matters. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection than is accorded to investors under the Listing Rules of the Nasdaq Stock Market applicable to domestic U.S. issuers. See Item 16G - Corporate Governance.

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
•electronic warfare and signal intelligence systems; and
•commercial cyber security products and other commercial activities.
Many of these major activities have a number of common and related elements. Therefore, certain of our subsidiaries, divisions or other operating units often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these major activities.

Principal Market Environment

We operate primarily in the defense and homeland security arenas. There have been recent increased budgetary allocations in these areas in the U.S. and certain European countries, as well as reduced budgetary allocations in certain Latin American and other countries. The nature of military and homeland security actions in recent years, including low intensity conflicts and ongoing terrorist activities, as well as budgetary pressures to focus on leaner but more technically advanced forces, have caused a shift in the defense and homeland security priorities for many of our major customers. As a result we believe there is a continued demand in the areas of C4I systems, intelligence, surveillance and reconnaissance (ISR) systems, network centric information systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems (UAS), unmanned surface vessels (USVs), remote controlled systems, cyber-defense systems, space and satellite based defense capabilities and homeland security solutions. There is also a continuing demand for cost effective logistic support and training and simulation services. We believe our synergistic approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in many of these areas.

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

Revenues

In recent years we have achieved the highest level of defense-related revenues of any Israeli-based company. The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2015, 2016 and 2017:

	2015	2016	2017
	(U.S. dollars in millions)
Airborne systems	$1,226	$1,242	$1,272
C4ISR systems	995	1,221	1,145
Land systems	559	408	504
Electro-optic systems	232	276	341
Other (mainly non-defense engineering and production services)	96	113	116
Total	$3,108	$3,260	$3,378

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2015, 2016 and 2017:

	2015	2016	2017
	(U.S. dollars in millions)
Israel	20%	22%	22%
North America	27%	25%	24%
Europe	16%	20%	23%
Asia-Pacific	26%	25%	20%
Latin America	10%	6%	6%
Others	1%	2%	5%

Subsidiary Organizational Structure

Our beneficial ownership interest in our major subsidiaries and investees is set forth in Exhibit 8 to this annual report. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

Below is a general description of our major subsidiaries, each of which is wholly-owned. We also have other smaller subsidiaries and investee companies in Israel, Europe, North America, South America and Asia-Pacific that conduct marketing, engineering, manufacturing, logistic support and other activities, principally in the subsidiary’s local market.

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

ESLC. Headquartered in Netanya, Israel, Elbit Systems Land and C4I Ltd. (ESLC) is engaged in the worldwide market for land-based systems and products for armored and other military vehicles, artillery and mortar systems, C4I systems, cyber intelligence solutions, data links, radios and communications systems and equipment.

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

During 2017 and the beginning of 2018, we continued to invest resources in these activities including acquisition of companies and businesses in North America, South America and Europe. See Item 18. Financial Statements - Notes 1(C) and 6(B). We continue to actively pursue acquisition and investment opportunities that meet our strategic goals and acquisition criteria in key markets.

During 2017 and the beginning of 2018, we participated as a potential purchaser in the tender process administered by the Israeli government for the sale of of IMI Systems (formerly Israel Military Industries Ltd.) On March 11, 2018, the Israel Treasury Ministry announced the approval of its Committee for the Sale of State Shares to sell IMI Systems to the Company. Further to the Company’s response to press reports on February 14, 2018, we are continuing the discussions with the Israeli Government regarding the conditions to complete the transaction.

Current Business Operations

We generally operate and manage the major activities described below in an interrelated manner and on a project-oriented basis. This means that contracts are frequently performed by more than one operating subsidiary or division within the Company, on the basis of the multiple skills and available resources that may be needed or appropriate for the contract. Thus, the involvement of a particular operating subsidiary or division in the performance of a contract is not a function of management’s review of such subsidiary’s or division’s operating results for purposes of allocation of resources within the Company.

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

Our portfolio of electro-optic systems and products includes forward looking infrared (FLIR) systems for night observation, laser range-finders and laser radars, stabilized payloads, electro-optic-based ISR systems and directional IR countermeasure (DIRCM) systems. We also supply panchromatic and multi-spectral cameras and telescopes for space applications. In the homeland security area our electro-optic products and systems include surveillance systems, “safe city” projects, facility perimeter security products, electronic fences, fiber optic intrusion detection systems and transportation protection systems. Our customers include armed forces of numerous governments, major defense contractors, homeland security agencies, critical infrastructure authorities and owners of VIP aircraft.

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

Our portfolio of systems and products in the land C4I area includes Digital Army “system of systems” for net-centric operational effectiveness and connectivity throughout all land forces echelons. Our portfolio also includes battle management systems, artillery and mortar C4I systems, observation and ground reconnaissance systems, enhanced tactical computers and ruggedized personal data assistants, software design kits for mapping capabilities, ground smart display units, military IT systems and tactical battle company training systems. Our ground communications portfolio includes HF, VHF and UHF radio and communication systems and products, software defined radios, integrated radio communication systems, satellite-on-the-move solutions, data link solutions and tactical radio power amplifiers. Our radio and communications portfolio enables deployment of a full military network for the complete range of scenarios and terrain. In the homeland security area, we supply integrated and coastal border C4I surveillance systems, broadband communication systems, cyber intelligence solutions, border control systems, “safe city” systems, emergency and first responder communications systems and homeland security and emergency response training and simulation systems. We perform programs under which we provide a range of C4I battle management systems, soldier mounted systems and radio and communications systems with land-based applications. Our customers include ground forces and governmental agencies worldwide.

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

Our portfolio in the EW and SIGINT areas includes protection, intelligence and communications solutions for air, ground and naval applications. We offer EW self-protection suites, including radio frequency, radar warning receivers and laser warning systems, for all airborne platform types. We also offer IR-based missile warning systems for advanced combat aircraft as well as for other fixed-wing and rotor platforms. In addition, we provide ESM for threat identification. We also provide SIGINT systems for tactical and strategic intelligence gathering including ELINT and ECM for naval, ground and airborne applications, COMINT and communication jamming systems, counter improvised explosive devices jamming systems for ground forces and cyber protection capabilities. We also supply radar solutions. In addition, we develop command and control systems and simulators for anti-ballistic missiles. Customers for our EW, SIGINT and COMINT systems include governmental armed forces and homeland security agencies as well as major defense contractors.

Commercial Cyber Protection Products and other Commercial Activities

We provide commercial cyber protection products and trainings to enable commercial enterprises to rapidly detect advanced cyber threats, protect critical infrastructures, automate security operations center workflows and train cyber security staff. Our solutions utilize machine learning, Big Data and continuous technology advancements. Customers include a range of commercial, financial and industrial enterprises.
We also engage in an increasing range of technologies for commercial applications and activities. Our current commercial activities, in addition to the activities described under “Commercial Aviation Systems and Aerostructures” and elsewhere above, include, among others, medical diagnostic equipment, automotive night vision enhancement equipment, smart glasses for sports applications and super capacitor energy sources and fuel cells for transportation applications.

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel(1)	U.S.(2)	Other Countries(3)
Owned	2,175,000 square feet	634,000 square feet	891,000 square feet
Leased	2,206,000 square feet	661,000 square feet	472,000 square feet

(1)	Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

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

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $116 million. We believe that our current facilities are adequate for our operations as now conducted.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2017 more than 50% of our revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense and dual use products, as well as military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. government under the U.S. International Traffic in Arms Regulations (ITAR) and the U.S. Export Administration Regulations (EAR). Such approvals are typically in the form of an export license, and for defense technology or services in the form of a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli and other non-U.S. entities are also required to obtain such export licenses and TAAs. Such approvals apply to U.S. origin data required by our non-U.S. entities to perform work for U.S. programs. Licenses are also required for Israeli nationals assigned to work in defense-related technical areas at our U.S. affiliated companies. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. Pursuant to export control reform initiatives in the U.S., a greater part of Elbit Systems of America’s and our U.S. suppliers’ activities are becoming subject to control under the EAR. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Other governments’ export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers’ governments.

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

Approval of U.S. and Other Defense Acquisitions. Many countries in addition to Israel also require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense related and other potentially sensitive businesses in the U.S. are subject to the Foreign Investment and National Security Act (FINSA). Under FINSA, our acquisitions of defense related and other potentially sensitive businesses in the U.S. require review, and in some cases approval, by the Committee on Foreign Investment in the United States.

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

Procurement Regulations. Solicitations for procurements by governmental purchasing agencies in Israel, the United States and other countries are governed by laws, regulations and procedures such as those relating to procurement integrity, including avoiding conflicts of interest and corruption, and meeting information assurance requirements. . Such regulations also include provisions relating to the avoidance of human trafficking and counterfeit parts in the supply chain.

Anti-Bribery Regulations. We conduct operations in a number of markets that are considered high risk from an anti-bribery/anti-corruption compliance perspective. Laws and regulations such as the Israel Penal Code, the Organization for Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and corresponding legislation in other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process. Israeli defense exporters, such as Elbit Systems, are required to maintain an anti-bribery compliance program, including specific procedures, record keeping and training.

Audit Regulations. The IMOD audits our books and records relating to its contracts with us. Our books and records and other aspects of projects related to U.S. defense contracts are subject to audit by U.S. government audit agencies. Such audits review compliance with government contracting cost accounting and other applicable standards. If discrepancies are found this could result in a downward adjustment of the applicable contract’s price. Some other customers have similar rights under specific regulations or contract provisions.

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

Food and Drug Administration Regulations. Medical products designed and manufactured by Elbit Systems of America’s Medical Instruments – KMC Systems business unit are subject to U.S. Food and Drug Administration (FDA) regulations.

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

Private Finance Initiatives (PFI). Some of our projects operate under PFI financing arrangements where we provide long-term financing arrangements or facilities, with the repayment generally made based on the project’s cash flow. PFI projects can be structured in several ways. PFI projects may require us to pledge project-related equity and enter into relatively complex financial and other agreements. Such financing is usually medium or long-term and may be raised either through banks or institutional lenders and carries various financial risks and exposures. In addition, PFI projects may require us to draw upon our equity base and borrowing capacities and may significantly affect our liquidity and increase our financial leverage. In recent years we have been involved in several PFI-type projects in Israel and Europe, as well as private-public-partnership financing projects, and we expect to continue to participate in such projects.

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

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under contracts for end use by the IMOD or the IDF. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. When the IMOD funds research and development, it usually acquires rights in the data developed under such funding. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

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

Our customers, the Israel Innovation Authority in the Ministry of Economy and Industry (formerly Office of Chief Scientist) and other R&D granting authorities sometimes participate in our R&D funding. We also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2015, 2016 and 2017.

	2015	2016	2017
	(U.S. dollars in millions)
Total Investment	$277.8	$291.8	$301.4
Less Participation*	(34.4)	(36.0)	(36.3)
Net Investment	$243.4	$255.8	$265.1

*	See above – “Government Rights in Data” and see below – “Conditions in Israel – Israel Innovation Authority and Investment Center Funding.”

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

Environmental Compliance

As part of overall Company policy, we are committed to environmental, health and safety standards in all aspects of our operations. This includes all regulatory requirements as well as compliance with ISO-14001 and OSHAS-1800 standards. We also conduct a number of measures on an ongoing basis to promote environmentally friendly operational practices, including measures to reduce electrical, fuel and water consumption and to increase recycling. There are no material environmental issues that affect the Company’s use of our facilities. See also “Social Sustainability” below.

Seasonality

Although revenues may sometimes increase towards the end of a fiscal year, no material portion of the Company’s business is considered to be seasonal. The timing of revenue recognition is based on several factors. (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.)

Purchasing and Raw Materials

We conduct purchasing activities at most of our operational facilities. We use a “hybrid” procurement operating model that combines global commodities categories management with divisional procurement management. This model facilitates levering economy of scale, develops procurement centers of excellence and reduces chain risks. We generally are not dependent on single sources of supply. We manage our inventory according to project requirements. In some projects, specific major subcontractors are designated by the customer. Raw materials used by us are generally available from a range of suppliers internationally, and the prices of such materials are generally not subject to significant volatility. We monitor the on-time delivery and the quality of our contractors and encourage them to continuously improve their performance. We also require our suppliers to adhere to our Supplier Code of Conduct and to comply with a range of procurement standards, including those relating to the avoidance of human trafficking, counterfeit parts and conflict minerals.

Customer Satisfaction and Quality Assurance

We invest in continuous improvement of processes, with emphasis on prevention of deficiencies, to achieve customer satisfaction throughout all stages of our operations. This includes development, design, integration, manufacturing and services for software and hardware, for the range of our systems and products. Our quality teams are involved in assuring compliance with processes and administrating quality plans. These activities begin at the pre-contract stage and continue through the customer’s acceptance of the product or services.

We also use project management methods such as Kaizen and Lean and are enhancing and expanding such processes on an ongoing basis. Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology and management tools, assists us in providing high quality and on-time implementation of projects. We are in the process of implementing a “One-ERP” (enterprise resource planning) system, with a goal of consolidating uniform best practices for quality and operations across the organization.

All Israeli operational sites are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100 (certified for revision D), AS9115 for software, ISO-14001, OHSAS 18001, FAA Part 145 and European Aviation Safety Agency (EASA) Part 145 for maintaining civil products and Part 21 G for production of civil products. Most of our operational sites in Israel are also certified for ISO-27001 (Information Security Management System). Representatives of our customers generally test our products before acceptance. A number of our customers have authorized us to conduct acceptance testing of our products on their behalf.

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

We market our systems and products either as a prime contractor or as a subcontractor to various governments and companies worldwide. In Israel, we sell our military systems and products mainly to the IMOD, which procures all equipment for the IDF. A number of marketing related support services are provided on a central shared services basis to various units in the Company. Marketing our systems, products and services in other parts of the world is supported by subsidiaries, joint ventures and representatives.

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

Over the past several years, we have entered into cooperation agreements with defense contractors, platform manufacturers and other companies in Israel, the United States, Europe, Latin America, Asia-Pacific and certain other markets. These agreements provide for joint participation in marketing and performance of a range of projects around the world. In other situations, we actively pursue business opportunities as either a prime contractor or a subcontractor, usually together with local companies. Often we enter into cooperation agreements with other companies for such opportunities.

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

Competitors in the sale of some of our products to the government of Israel include Israel Aerospace Industries and Rafael Advanced Defense Systems among others. From time to time we also cooperate with some of our competitors on specific projects. Outside of Israel, we compete in a number of areas with major international defense and homeland security contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Boeing, Lockheed Martin, Northrop Grumman, Raytheon, General Dynamics, BAE Systems, Rockwell Collins, L-3 Communications, Thales, Airbus, Leonardo, Saab, Harris, Textron, FLIR Systems, Orbital ATK, AeroVironment, Rhode and Schwartz, Rheinmetall, Kongsberg, Safran, CMC, CAE, Aselsan, Bharat Electronics, Cubic and Verint. Many of these competitors have greater financial, marketing and other resources than ours. We also compete in the worldwide defense and homeland security markets with numerous smaller companies. In addition, we compete with a range of companies in the commercial avionics and commercial cyber protection markets. In certain cases we also engage in strategic cooperative activities with some of our competitors.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customer during the last three years was the IMOD, which accounted for 17% in 2015, 18% in 2016 and 19% in 2017.

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

Social Sustainability

We place importance on sustainability and social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing ethical business practices. Our policy encourages the voluntary efforts of our Company entities and employees who donate their time and efforts in the support of members of our communities who are in need. In this regard, we place priority on initiatives to promote educational advancement in less developed communities, particularly in the technology sectors. We also promote numerous other community support activities, including involvement on a national level in major charitable organizations in Israel and the U.S. We place emphasis on best practices in corporate governance, ethical conduct and fair employment practices. We also pursue continuous improvement of our operations from an environmental perspective and have a policy of combating human trafficking and avoiding the use of “conflict minerals” in our supply chain. These activities support our involvement as active members in leading sustainability and ethics organizations. We periodically publish a Sustainability Report, available on our website, detailing our activities in the areas of corporate responsibility, ethics, environmental initiatives and community-related activities.

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

Israel Innovation Authority and Investment Center Funding. The government of Israel, through the Israel Innovation Authority (IIA) in the Ministry of Economy and Industry (formerly the Office of the Chief Scientist) and the Israel Investment Center (the Investment Center), encourages research and development projects oriented towards export products and participates in the funding of such projects as well as company investments in manufacturing infrastructures. Our Israeli companies receive IIA funding through various channels such as transfer of knowledge from an academic institution for a product, bi-lateral product development and innovative product development. Our companies participating in such development of products usually pay the Israeli government a royalty at various rates and such funding is typically subject to a number of conditions. (See Item 5. Operating and Financial Review and Prospects – Long-Term Arrangements and Commitments – Government Funding of Development.) Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates in the funding of the development effort. The Investment Center promotes Israeli export products and increased industrialization of peripheral areas through investment in industrial infrastructure. The Investment Center either provides grants for qualified projects or provides tax benefits for qualified industrial investments by Israeli companies.

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

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2017, the payments to the National Insurance Institute were equal to approximately 19.5% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 61.5%, and the employer contributes approximately 38.5%.

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

General

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Item 18. Financial Statements – Note 2.

Our results of operations and financial condition are based on our consolidated financial statements, which are presented in conformity with United States generally accepted accounting principles (U.S. GAAP). The preparation of the consolidated financial statements requires management to select accounting policies, and to make estimates. assumptions and judgments that involve the accounting policies described below that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in our critical accounting policies could materially impact our operating results and financial condition.

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

Revenues from long-term contracts are recognized primarily using the Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) ASC 605-35. “Construction-Type and Production-Type Contracts” (ASC 605-35) according to which we recognize revenues using the percentage-of-completion method of accounting.

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

In certain circumstances, sales under short-term fixed-price production type contracts or sales of products are accounted for in accordance with the SEC’s Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements” (SAB 104), and recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, no further seller performance obligation exists and collectibility is reasonably assured.

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

Service revenues include contracts primarily for the provision of supplies or services other than associated with design, development or manufacturing and production activities. It may be a stand-alone service contract or a service element, which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Our service contracts primarily include operation contracts, outsourcing-type arrangements, maintenance contracts and training and installation service contracts. Revenue from services were less than 10% of consolidated revenues in each of the fiscal years 2015.2016 and 2017. (For additional information see Item 18. Financial Statements - Note 2(T)). During 2017, we reviewed implementation of a new standard of revenue recognition under FASB Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers”, which became effective for us as of January 1, 2018 (See Item 18. Financial Statements - Note 2(AE)(3)).

Business Combinations

In accordance with ASC 805, “Business Combinations”, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to IPR&D and contingent consideration, and non-controlling interest, based on their estimated fair values. Determining such values requires management to make significant estimates and assumptions, especially with respect to intangible assets. (See Item 18. Financial Statements - Note 2(E) for additional information.)

We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Determining the fair values of certain assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. Management makes estimates of fair value based upon market participants’ assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies, and although such estimates are deemed to be consistent with market participants’ highest and best use of the assets in the principal or most advantageous market, they are inherently uncertain. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method used is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. We also estimate the expected useful lives of the intangible assets, which requires judgment and can impact our results of operations. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable property, plant and equipment and intangible assets, are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant and Equipment Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. For each of the years ended December 31, 2015, 2016 and 2017, no material impairment of long-lived assets was identified. (See Item 18. Financial Statements - Note 2(P) for additional information.)

Goodwill represents the excess of the cost of acquired businesses over the fair values of the assets acquired net of liabilities assumed. Goodwill is not amortized, but is instead tested for impairment at least annually (or more frequently if impairment indicators arise).

We review goodwill for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. Such events or circumstances could include significant changes in the business climate of our industry, operating performance indicators, competition or sale or disposal of a portion of a reporting unit. The assessment is performed at the reporting unit level. Our annual testing date for all reporting units is December 31.

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

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. For each of the three years ended December 31, 2017, no material impairment of goodwill was identified. (See Item 18. Financial Statements - Note 2(Q) for additional information.)

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

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 “Income Taxes” guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2015, 2016 and 2017, certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Elbit Systems and certain of our Israeli subsidiaries are currently undergoing tax audits by the Israeli Tax Authority. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

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

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment as of December 31, 2017 were as follows: $60.4 million for 2017, $53.8 million for 2018, $38.4 million for 2019, $24.3 million for 2020 and $118.1 million for 2021 and thereafter. (See below “Contractual Obligations”.)

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. (See below – “Liquidity and Capital Resources – Financial Resources”.) Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. (See Item 18. Financial Statements – Note 20(F).) As of December 31, 2016 and 2017, the Company met all financial covenants.

Bank and Other Financial Institution Guarantees. As of December 31, 2017 and 2016, guarantees in the aggregate amount of approximately $1,399 million and $1,219 million, respectively, were issued by banks and other financial institutions on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2017 and 2016, we had purchase commitments of approximately $1,592 million and $1,313 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2017

See Item 4. Information on the Company – Mergers, Acquisitions and Divestitures.

Backlog of Orders

Our backlog includes firm commitments received from customers for systems, products, services and projects that have yet to be delivered or completed, as applicable. Our policy is to include orders in our backlog only when specific conditions are met. Examples of these conditions may include, among others, receipt of a binding letter of commitment or contract, program funding, advances, letters of credit, guarantees and/or other commitments from customers. As a result, from time to time we could have unrecorded orders not included in our reported backlog.

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

Our backlog of orders as of December 31, 2017 was $7,647 million, of which 73% was for orders outside Israel. Our backlog of orders as of December 31, 2016 was $6,909 million, of which 68% was for orders outside Israel. Approximately 65% of our backlog as of December 31, 2017 is scheduled to be performed during 2018 and 2019. The majority of the 35% balance is scheduled to be performed in 2020 and 2021. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

Trends in the defense and homeland security areas in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world, increasing the focus of defense forces on low intensity conflicts, homeland security and cyber warfare. The defense market has also been impacted by the withdrawal of most of the allied forces from Iraq and a reduction of allied forces in Afghanistan. Such trends have also been impacted by the conflicts in Crimea and Syria and with ISIS and other terrorist organizations as well as by tensions with North Korea and Iran. There has also been a trend of many armed forces to focus more on airborne, naval and intelligence forces and less on traditional ground forces activities.

In the defense and homeland security markets, there is an increasing demand for products and systems in the areas of airborne systems, C4ISR and unmanned vehicles. Accordingly, in recent years we have been placing more emphasis on airborne systems, C4ISR, information systems, intelligence gathering, situational awareness, precision guidance, all weather and day/night operations, border and perimeter security, UAS, other unmanned vehicles, cyber-defense, training and simulation, space and satellite-based defense capabilities and homeland security systems. Many governments are increasing their budgets in homeland security, including an increasing focus on protection of territorial waters, and in the area of cyber-defense. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends.

The continuing trend of consolidation in the defense and homeland security industries has affected competition. This consolidation has decreased the number but increased the relative size and resources of our competitors. There is also an increasing trend of many of our defense customers to require that part of the work be done by local companies in the customer's country. We adapt to evolving market conditions by adjusting our business strategy. Our business strategy also anticipates increased competition in the defense and homeland security markets due to declining budgets in certain countries such as a number of countries in Latin America. However, we believe there have been recent indications of enhanced defense and homeland security budgets in the U.S. and in certain European countries. We believe in our ability to compete on the basis of our systems development, technological expertise, operationally-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time enhancing the industrial capabilities in certain of our customers’ countries.

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

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2017.

	Year ended December 31,
	(in thousands of U.S. dollars except per share data)
	2017		2016		2015
	$	%	$	%	$	%
Total revenues	$3,377,825	100.0	$3,260,219	100.0	$3,107,581	100.0
Cost of revenues	2,379,905	70.5	2,300,636	70.6	2,210,528	71.1
Gross profit	997,920	29.5	959,583	29.4	897,053	28.9
Research and development (R&D) expenses	301,382	8.9	291,749	8.9	277,837	8.9
Less – participation	(36,322)	(1.1)	(35,957)	(1.1)	(34,421)	(1.1)
R&D expenses, net	265,060	7.8	255,792	7.8	243,416	7.8
Marketing and selling expenses	280,246	8.3	271,037	8.3	239,366	7.7
General and administrative expenses	133,314	3.9	151,353	4.6	145,693	4.7
Other operating income, net	—	—	(17,575)	(0.5)	—	—
	678,620	20.1	660,607	20.3	628,475	20.2
Operating income	319,300	9.5	298,976	9.2	268,578	8.6
Financial expenses, net	(34,502)	(1.0)	(23,742)	(0.7)	(20,240)	(0.7)
Other income, net	48	—	3,967	0.1	216	—
Income before taxes on income	284,846	8.4	279,201	8.6	248,554	8.0
Taxes on income	(55,585)	(1.6)	45,617	1.4	46,235	1.5
	229,261	6.8	233,584	7.2	202,319	6.5
Equity in net earnings of affiliated companies and partnerships	11,361	0.3	5,224	0.2	4,542	0.1
Net income	$240,622	7.4	$238,808	6.6	$206,861	6.7
Less – net income attributable to non-controlling interests	(1,513)	—	(1,899)	(0.1)	(4,352)	(0.1)
Net income attributable to the Company’s shareholders	$239,109	7.1	$236,909	7.3	$202,509	6.5

Diluted net earnings per share:	$5.59		$5.54		$4.74

2017 Compared to 2016

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended December 31,
	2017		2016
	$ millions	%	$ millions	%
Airborne systems	1,272.1	37.7	1,242.3	38.1
C4ISR systems	1,144.8	33.9	1,220.9	37.4
Land systems	503.9	14.9	408.0	12.5
Electro-optic systems	341.2	10.1	276.0	8.5
Other (mainly non-defense engineering and production services)	115.8	3.4	113.0	3.5
Total	3,377.8	100.0	3,260.2	100.0

Our consolidated revenues in 2017 were $3,377.8 million, as compared to $3,260.2 million in 2016.

The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operation. The decrease in the C4ISR area of operation was primarily due to a decline in sales of command and control systems and unmanned aircraft systems (UAS) in Latin America. Revenues from land systems increased due primarily to an increase in sales of land electronic warfare systems and armored vehicle systems in Europe. Revenues in electro-optic systems increased mainly due to an increase in sales of reconnaissance systems and night vision systems in Asia-Pacific and directional infra-red countermeasure (DIRCM) systems in other geographic regions.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended December 31,
	2017		2016
	$ millions	%	$ millions	%
Israel	741.9	22.0	709.5	21.8
North America	827.6	24.5	825.7	25.3
Europe	764.0	22.6	640.8	19.7
Asia-Pacific	670.5	19.8	801.6	24.6
Latin America	193.4	5.7	212.8	6.5
Other	180.4	5.4	69.8	2.1
Total	3,377.8	100.0	3,260.2	100.0

The increase in Europe was mainly a result of higher sales of armored vehicle systems and radio systems. The decrease in Asia-Pacific was mainly a result of lower sales of tank fire control systems and UAS. The decrease in Latin America was mainly a result of decreased sales of command and control systems. The increase in the “Other” geographical region was mainly due to an increase in sales of UAS and DIRCM systems.

Cost of Revenues and Gross Profit

Cost of revenues in 2017 was $2,379.9 million (70.5% of revenues), as compared to $2,300.6 million (70.6% of revenues) in 2016.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses (including depreciation and amortization). The amounts and percentage of those components in 2017 and 2016 were as follows:

Wages and related benefits costs in 2017 constituted 42% of cost of revenues, as compared to 38% of cost of revenues in 2016. The total cost of wages and related benefits in 2017 was approximately $983 million, as compared to $874 million in 2016. The increase in wages and related benefit costs was mainly a result of the 9.8% appreciation during 2017 in the value of the NIS relative to the U.S. dollar (since the NIS payments to our Israeli work force are translated into U.S. dollars for financial reporting purposes) as well as the increased workforce.

Subcontractors and material consumed costs in 2017 constituted 47% of cost of revenues, similar to that in 2016. The total amount of subcontractors and material consumed costs in 2017 was approximately $1.1 billion, similar to that in 2016.

Manufacturing and other expenses in 2017 constituted 15% of cost of revenues, as compared to 14% in 2016. The total cost of manufacturing and other expenses in 2017 was approximately $345 million, as compared to approximately $319 million in 2016.

In 2017, our cost of revenues included a decrease in inventories of approximately $38 million in work-in-progress and finished goods inventories, as compared to a decrease of approximately $62 million in work-in-progress and finished goods inventories in 2016.

Changes from 2016 to 2017 in our cost of revenues and cost of revenues components were not material. We did not identify any developing trends in cost of revenues that we believe are likely to have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs.

Gross profit for the year ended December 31, 2017 was $997.9 million (29.5% of revenues), as compared to $959.6 million (29.4% of revenues) in the year ended December 31, 2016.

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2017 totaled $301.4 million (8.9% of revenues), as compared to $291.7 million (8.9% of revenues), in 2016.

Net R&D expenses (after deduction of third party participation) in 2017 totaled $265.1 million (7.8% of revenues), as compared to $255.8 million (7.8% of revenues) in 2016.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2017 were $280.2 million (8.3% of revenues), as compared to $271.0 million (8.3% of revenues) in 2016.

General and Administration (G&A) Expenses

G&A expenses in 2017 were $133.3 million (3.9% of revenues), as compared to $151.4 million (4.6% of revenues) in 2016. The significant decrease in general and administration expenses in 2017 was mainly a result of revaluation of liabilities related to assets and activities acquired in prior years, net of an increase in wages and benefits as a result of the changes in the NIS - U.S. dollar exchange rate.

Other Operating Income (Net)

Other operating income, net for the year ended December 31, 2016 amounted to $17.6 million. The amount reflects net gains related to the valuation of shares in two of our Israeli subsidiaries in the energy and automotive areas due to third party investments.

Operating Income

Our operating income in 2017 was $319.3 million (9.5% of revenues), as compared to $299.0 million (9.2% of revenues) in 2016. The improvement in the operating income in 2017 was due to the increase in the gross profit, as well as the decrease in G&A expenses during 2017.

Financial Expense (Net)

Net financing expenses in 2017 were $34.5 million, as compared to $23.7 million in 2016. Financial expenses in 2016 were relatively low mainly due to gains from exchange rate differences.

Other Income (Net)

Other Income, net in 2016 amounted to $4 million. This was due to a capital gain related to the sale of real estate acquired in prior years.

Taxes on Income

Our effective tax rate represents a weighted average of the tax rates to which our various entities are subject.

Taxes on income in 2017 were $55.6 million (effective tax rate of 19.5%), as compared to $45.6 million (effective tax rate of 16.3%) in 2016. Taxes on income in 2017 included an amount of $10.9 million related to deferred tax asset adjustments resulting from the tax reform in the U.S. The effective tax rates in 2017 and 2016 were also affected by prior years adjustments of $4.3 million and $18.6 million, respectively. The adjustments were mainly related to tax settlements. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income. We continued to enjoy a lower effective Israeli tax rate, the benefits of an “Approved and Privileged Enterprise” and other tax benefits, which resulted in savings of $15.8 million and $16.1 million, respectively, in 2017 and 2016, significantly influencing our effective tax rates.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2017, we had income of $11.4 million from our share in earnings of affiliates, as compared to income of $5.2 million in 2016. The increase in 2017 was a result of higher revenues and better profitability in some of our affiliated companies.

Net Income and Earning Per Share (EPS)

As a result of the above, net income in 2017 was $239.1 million (7.1% of revenues), as compared to net income of $236.9 million (7.3% of revenues) in 2016. The diluted EPS was $5.59 in 2017, as compared to $5.54 in 2016.

The number of shares used for computation of diluted EPS in the year ended December 31, 2017 was 42,753,000 shares, as compared to 42,752,000 shares in the year ended December 31, 2016.

2016 Compared to 2015

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

The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operation. The increase in the C4ISR area of operation was primarily due to an increase in sales of command and control systems and radio systems in Europe, Asia-Pacific and Israel. Revenues from land systems decreased due primarily to a decline in sales of tank fire control systems to Asia-Pacific.

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

Marketing and Selling Expenses

Marketing and selling expenses in 2016 were $271.0 million (8.3% of revenues), as compared to $239.4 million 7.7% of revenues) in 2015. The increase in marketing and selling expenses in 2016 was mainly related to the mix of countries and types of marketing activities for projects in which we invested our marketing efforts.

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

Israeli Debt Offering

In June 2010, Elbit Systems completed a public offering in Israel on the TASE of NIS 1.1 billion (approximately $283 million) Series A Notes (the Series A Notes). The Series A Notes were offered and sold pursuant to a shelf prospectus filed in May 2010 with the Israeli Securities Authority and the TASE. The shelf prospectus expired in 2012. In 2012, under the framework of the shelf prospectus, Elbit Systems completed both an additional public offering on the TASE and a private placement in Israel to Israeli institutional investors, of new Series A Notes, for an aggregate consideration of approximately NIS 926 million (approximately $249 million). All Series A Notes formed a single series.

We account for the outstanding principal amount of our Series A Notes as long-term liability, in accordance with ASC 470, “Debt”, with current maturities classified as short-term liabilities. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the Series A Notes using the effective interest rate method. As of December 31, 2017, the value of the Series A Notes was $181.9 million, less $67.5 million in current maturities and a fair value adjustment of $10.4 million from cross-currency interest rate swaps.

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

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes that were issued in 2010 and the additional Series A Notes that were issued in 2012. Under the cross currency interest rate swaps, we receive fixed NIS at a rate of 4.84% on NIS 2 billion and pay floating six-month USD LIBOR plus an average spread of 1.84% on $450 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these swap transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, we are currently paying an effective interest rate of six-month LIBOR (1.84% at December 31, 2017) plus an average of 1.84% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting. (See also Item 11. Quantitative and Qualitative Disclosures about Market Risk.)

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

2017

Our net cash flow generated from operating activities in 2017 was approximately $101 million, resulting mainly from our net income and an increase in non-cash operating items of $140 million, an increase in trade and other payables of approximately $63 million and an increase of approximately $30 million in advances received from customers, offset by an increase in short and long-term trade receivables of approximately $315 million and an increase in inventories of approximately $60 million.

Net cash flow used in investment activities in 2017 was approximately $116 million, which was used mainly for the purchase of property, plant and equipment in the amount of $108 million, acquisition of subsidiaries in the amount of $25 million and investments in affiliated companies in the amount of $5 million, offset by proceeds from the sale of fixed assets of $6 million, proceeds from the net sale of short-term deposits and marketable securities in the amount of $6 million and the sale of an investment in the amount of $12 million.

Net cash flow used for financing activities in 2017 was approximately $52 million, which was used mainly for repayment of Series A Notes in the amount of $56 million, payment of dividends in the amount of $75 million and repayment of long-term loans in the amount of $167 million. Proceeds from new short and long-term loans were approximately $246 million.

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

Net cash flow used in investment activities in 2016 was approximately $116 million, which was used mainly for the purchase of property, plant and equipment in the amount of $124 million and investments in affiliated companies in the amount of $19 million, offset by proceeds from the net sale of short-term deposits and marketable securities in the amount of $12 million and the sale of real estate in the amount of $16 million.

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2016 and 2017, the Company met all financial covenants.

On December 31, 2017, we had total borrowings from banks and public institutions in the amount of $253 million in short and long-term loans, of which most of the $120 million in long-term loans mature in 2019. On December 31, 2017, we also had $1,399 million in guarantees issued on our behalf by banks and other financial institutions, mainly in respect of advance payment and performance guarantees provided in the regular course of business. In addition, at December 31, 2017, we had $182 million in outstanding debt under our Series A Notes, including $56 million maturing in 2018. On December 31, 2017, we had a cash balance amounting to $156 million. We believe that we also have the ability to raise funds on the capital market and through expansion of our credit lines. (See above “Israeli Debt Offering”.)

As of December 31, 2017, we had working capital of $522 million and a current ratio of 1.25. We believe that our working capital and cash flow from operations are sufficient to support our current requirements and financial covenants.

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

We believe our cash balance, amounts available under lines of credits, cash flows from operating activities and our ability to access external capital resources should be sufficient to satisfy existing short-term and long-term commitments and plans as well as provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year.

Pensions and Other Post-Retirement Benefits. We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. (For our pension and other post-retirement benefit assumptions at December 31, 2017 and 2016, see Item 18. Financial Statements – Note 17.) At December 31, 2017, our employee benefit liabilities were $413 million, of which we had severance funds of $299 million set aside to satisfy potential obligations.

Material Commitments for Capital Expenditures.We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2017 and the subsequent fiscal year (see above “Financial Resources”). Our anticipated capital expenditures (which include mainly the purchase of equipment, buildings and an enhancement to our Enterprise Resource Planning (ERP) system) as of December 31, 2017 are somewhat higher than those as of December 31, 2016, due to an anticipated increase in expenditures for buildings, ERP enhancements and certain other expenses. We plan to pay for such anticipated capital expenditures using cash from operations. (See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.)

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

On December 31, 2017, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments earn interest based on variable interest rates, and their value as of December 31, 2017 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2015, the inflation rate was approximately a negative 0.2%, and the NIS depreciated against the U.S. dollar by approximately 0.3%. In 2016, the inflation rate was approximately a negative 0.2%, and the NIS strengthened against the U.S. dollar by approximately 1.5%. In 2017, the inflation rate was approximately a positive 0.4%, and the NIS strengthened against the U.S. dollar by approximately 9.8%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

A significant part of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2017 by forward contracts. On December 31, 2017, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies totaling approximately $504 million ($364 million in Euros, $43 million in GBP and the balance of $98 million in other currencies).

We also use forward exchange hedging contracts and options strategies in order to limit our exposure to exchange rate fluctuation associated with payroll expenses, mainly incurred in NIS. These include forward contracts with notional amount of approximately $71 million to purchase NIS maturing in 2018. (See also Item 11. Quantitative and Qualitative Disclosure of Market Risks.) As of December 31, 2017, an unrealized net loss of approximately $25 million was included in accumulated other comprehensive income. As of December 31, 2017, all of the forward contracts are expected to mature during the years 2018 – 2022.

Regarding the measures taken to reduce the foreign currency exchange rate impact on our Series A Notes see above “Liquidity and Capital Resources – Israeli Debt Offering.”

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2017 and is presented in millions of U.S. dollar equivalent terms:

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Buy US$ and Sell:
Euro	282.8	(8.1)
GBP	39.2	(0.8)
NIS	—	—
Other various currencies	61.2	(1.2)

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Sell US$ and Buy:
Euro	81.0	2.3
GBP	3.7	0.1
NIS	71.2	2.5
Other various currencies	36.6	(1.0)

*	Notional amount information is based on the foreign exchange rate at year end.

Contractual Obligations

	Up to 1 year	2-3 years	4-5 years	More than 5 years
	(U.S. dollars in millions)
1. Long-Term Debt Obligations(1)	—	119	1	—
2. Series A Notes(1)	56	112	—	—
3. Interest payment(2)	12	4	1	—
4. Operating Lease Obligations(3)	60	92	45	98
5. Purchase Obligations(3)	1,173	269	58	92
6. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP(4)	—	—	—	—
7. Other Long-Term Liabilities(5)	—	—	—	—
Total	1,301	596	105	190

(1)	The above includes derivative instruments defined as hedge accounting - see Item 18. Financial Statements - Note 2(Y).

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

(4)
The obligation amount does not include an amount of $413 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2(R) and 17. The obligation amount also does not include an amount of $55 million of tax reserve related to uncertain tax positions. See Item 18. Financial Statements – Note 18.

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

These commitments may be satisfied by our placement of direct work or vendor orders for supplies and/or services, transfer of technology, investments or other forms of assistance in the applicable country. We attempt to leverage economics of scale by managing our buy-back activities from an overall corporate perspective. The buy-back rules and regulations, as well as the underlying contracts, may differ from one country to another. The ability to fulfill the buy-back obligations may depend, among other things, on the availability of local suppliers with sufficient capability to meet our requirements and which are competitive in cost, quality and schedule. In certain cases, our commitments may also be satisfied through transactions conducted by other parties or through “swap” transaction among various countries’ buy-back authorities.

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

At December 31, 2017, we had outstanding buy-back obligations totaling approximately $1.3 billion that extend through 2028.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Years Ended December 31,
	2017	2016	2015

GAAP gross profit	997.9	959.6	897.1
Adjustments:
Amortization of purchased intangible assets	22.2	31.2	29.9
Non-GAAP gross profit	1,020.1	990.8	927.0
Percent of revenues	30.2%	30.4%	29.8%

GAAP operating income	319.3	299.0	268.6
Adjustments:
Amortization of purchased intangible assets	28.6	41.2	48.1
Gain from change in holdings	—	(17.6)	—
Non-GAAP operating income	347.9	322.6	316.7
Percent of revenues	10.3%	9.9%	10.2%

GAAP net income attributable to Elbit Systems’ shareholders	239.1	236.9	202.5
Adjustments:
Amortization of purchased intangible assets	28.6	41.2	48.1
Impairment of investment	—	2.5	—
Capital gain	—	(3.9)	—
Gain from changes in holdings	—	(16.4)	—
Tax effect and other tax items*	6.2	(6.1)	(8.2)
Non-GAAP net income attributable to Elbit Systems’ shareholders	273.9	254.2	242.4
Percent of revenues	8.1%	7.8%	7.8%

GAAP diluted net EPS	5.59	5.54	4.74
Adjustments, net	0.82	0.41	0.93
Non-GAAP diluted net EPS	6.41	5.95	5.67

*	Tax effect in 2017 includes $10.9 million related to the tax reform in the U.S.

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors (Board)

Our directors as of March 15, 2018 are as follows:

Name	Age	Director Since
Michael Federmann (Chair)	74	2000
Rina Baum	72	2001
Yoram Ben-Zeev	73	2014
David Federmann (Vice Chair)	43	2007
Dr. Yehoshua Gleitman (External Director)	68	2010
Dov Ninveh	70	2000*
Professor Ehood (Udi) Nisan	50	2016
Dalia Rabin (External Director)	67	2010
Professor Yuli Tamir	64	2015
__________________
* was not a member of the Board from April - October 2013

The term of office of each director, other than the External Directors, expires at the conclusion of the annual general shareholders meeting to be held during 2018. The term of office for Yehoshua Gleitman as an External Director expires in March 2019, and the term of office for Dalia Rabin as an External Director expires in November 2019.

Michael Federmann. Michael Federmann has served as chair of the Board since 2000. Since 2002 he has served as chair and CEO of Federmann Enterprises Ltd. (FEL), a privately-owned Israeli company in which Mr. Federmann has held managerial positions since 1969. FEL, directly and through subsidiaries, holds a diversified portfolio of investments, including ownership of approximately 46% of the Company’s outstanding ordinary shares. FEL also has ownership interests in Dan Hotels Ltd. (Dan Hotels), an Israeli hotel chain, in Freiberger Compound Materials GmbH (Freiberger), a German company engaged in the supply of materials for the semi-conductor industry, as well as in several financial, real estate and venture capital investments. Mr. Federmann serves as chair of the board of directors of Dan Hotels and is chair of the board of governors of the Hebrew University of Jerusalem (the Hebrew University). He serves as the president of the Israel - Germany Chamber of Industry and Commerce, was awarded the Order of Merit of the Federal Republic of Germany and is an Honorary Commander of the Order of the British Empire (CBE). Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University, which has also awarded him an honorary doctorate in philosophy.

Rina Baum. Rina Baum is vice president for investments of FEL and since 1986 has served as a director and as general manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels and Etanit Building Products Ltd. (Etanit), and holds other managerial positions with investee companies of FEL. Mrs. Baum holds an L.L.B. degree in law from the Hebrew University.

Yoram Ben-Zeev. Yoram Ben-Zeev serves on the board of several non-profit organizations in Israel. He served as Israel’s ambassador to the Federal Republic of Germany from 2007 until 2012. Prior to that, he served for 26 years in various senior positions in the MFA, including as deputy general director, head of the North America Division and senior member of the directorate. Among other positions held during his service in the MFA, Mr. Ben-Zeev served as Israel’s consul general to the West Coast in the United States, political advisor to the president of the State of Israel, special coordinator to the Middle East peace process, advisor to prime minister Ehud Barak for the Camp David Peace Conference and chair of the MFA’s Steering Committee - Foreign Service Strategic and Functional Planning and of the Israel-Canada Annual Strategic Forum. Mr. Ben-Zeev has been the recipient of special awards for his diplomatic service from both the U.S. House of Representatives and the president of the Federal Republic of Germany. Mr. Ben-Zeev holds a bachelor’s degree in Middle Eastern studies, political science and international relations from the Hebrew University and a master’s degree in Middle Eastern studies from the Tel-Aviv University. Mr. Ben Zeev serves as the chair of the Corporate Governance and Nominating Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Compensation Committee of the Board.

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

Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served since 2001 as the managing partner of Platinum VC, a venture capital firm. He currently serves as the chair of the board of directors of Capital Point Ltd., of GLK Investment and Management Company Ltd. and of GIBF - Guangzhou Israel Bio Tech Fund, and is a director of Teuza - A Fairchild Technology Venture Ltd and G Medical Innovations Holdings Ltd., a company incorporated in the Cayman Islands. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chair of the U.S.-Israel Industrial R&D Foundation, joint chair of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s (Elop) marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel. Dr. Gleitman holds bachelor of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as the chair of the Audit Committee and the Financial Statements Review Committee of the Board and as a member of the Compensation Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Dov Ninveh. Dov Ninveh has served as chief financial officer and a manager in FEL since 1994 and as the general manager of Heris Aktiengesellschaft since 2012. He serves as a director of Dan Hotels and Etanit, and as a member of the board of Freiberger. Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit. Mr. Ninveh holds a bachelor of science degree in economics and management from the Israel Institute of Technology (the Technion).
Professor Ehood (Udi) Nisan. Prof. Ehood (Udi) Nisan is a professor in the School of Public Policy and Government of the Hebrew University. He is a member of the board of Bezalel Academy of Art and chair of its finance committee, and an External Director of Harel Insurance Finance Services Ltd., Solgreen (Israel) Ltd. and Rekah Pharmaceutical Industry Ltd. From 2013 to 2016, he was the chair of the board of directors of Delek, The Israel Fuel Corporation Ltd. From 2009 to 2011, Prof. Nisan was the director of the budgets department of the Israeli Ministry of Finance, and from 2007 to 2009 he served as the director of the Government Companies Authority. Prior to that he served in various executive positions in the Israeli Ministry of Finance and served as a member and chair of several government and public committees, including from 1999 until 2002 as the CEO of the Jerusalem Development Authority. Prof. Nisan holds bachelor’s and master’s degrees in economics and business administration, and a PhD in economics and public policy from the Hebrew University. Prof. Nisan serves as a member of the Audit Committee and the Financial Statements Review Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Dalia Rabin (External Director). Dalia Rabin is the chair of the Yitzhak Rabin Center, a national institute dedicated to ensuring that the legacy of former Prime Minister and Minister of Defense Yitzhak Rabin continues to impact Israeli society through experiential educational programming, a national archive and a museum. Before that, Mrs. Rabin was a member of the Israeli Government from 1999 until 2002. She is the president of the Center for Arbitration and Dispute Resolution and a member of the board of directors of Peilim Investment Portfolio Management Company Ltd. Mrs. Rabin was elected to the Knesset on the Center Party Ticket in 1999 and acted as chair of the Ethics Committee. She also served on the Constitution, Law and Justice Committee; the Committee for the Advancement of the Status of Women; the State Control Committee; and the Committee for the Advancement of the Status of the Child. In 2001, Mrs. Rabin was appointed Deputy Minister of Defense. She resigned in 2002 to head the Rabin Center. Prior to her election to the Knesset, Mrs. Rabin served as the legal advisor of the professional associations of the General Federation of Labor (the Histadrut). She also served for fourteen years in the Tel-Aviv District Attorney’s Office in the Civil Division, specializing in labor law. Mrs. Dalia Rabin holds an L.L.B degree from Tel-Aviv University. Mrs. Rabin serves as the chair of the Compensation Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee.

Professor Yuli Tamir. Prof. Yuli Tamir has served since 2010 as the President of Shenkar College, a public college in Ramat-Gan, Israel. Before that, from 2006 until 2009, she served as Israel’s Minister of Education. Prof. Tamir also served as the Minister of Immigration from 1999 until 2001. She was a deputy speaker of the Knesset and a member of the Finance Committee, the Education Committee and the Security and Foreign Affairs Committee. Prof. Tamir is a founding member of the Israeli peace movement “Peace Now”. She served as the chair of the Association of Civil Rights in Israel and was a member of the political committee of the Women’s Lobby. She was a professor at Tel-Aviv University and a scholar-in-residence at Princeton University, Harvard University, the University of Pennsylvania, the European University in Florence, the Central European University in Budapest and the Blavatnik School of Government in Oxford. Prof. Tamir is the recipient of numerous academic awards. Prof. Tamir holds a bachelor of science degree in biology and a master’s degree in political science from the Hebrew University and a PhD in political philosophy from Oxford University. Prof. Tamir serves as a member of the Audit Committee and the Financial Statements Review Committee of the Board.

Executive Officers

Our executive officers, the President and CEO and the Executive Vice Presidents who report to the President and CEO) as of March 15, 2018 are as follows:

Name	Age	Position
Bezhalel Machlis	56	President and Chief Executive Officer
Elad Aharonson	44	Executive Vice President and General Manager – ISTAR Division
Jonathan Ariel	61	Executive Vice President and Chief Legal Officer
David Block Temin	62	Executive Vice President, Chief Compliance Officer and Senior Counsel
Joseph Gaspar	69	Executive Vice President and Chief Financial Officer
Zeev Gofer	65	Executive Vice President – Strategic and Business Development - North America
Dr. Shelly Gordon	57	Executive Vice President – Human Resources
Ran Kril	47	Executive Vice President - International Marketing and Business Development
Edgar Maimon	63	Executive Vice President and General Manager – EW and SIGINT Elisra Division
Avi Mizrachi	60	Executive Vice President - Business Development - Israel and Southeast Asia
Ilan Pacholder	63	Executive Vice President – Mergers and Acquisitions and Financing
Yuval Ramon	52	Executive Vice President and Chief Operating Officer
Gideon Sheffer	69	Executive Vice President – Strategic Planning
Yoram Shmuely	57	Executive Vice President and General Manager – Aerospace Division
Yehuda Vered	60	Executive Vice President and General Manager – Land and C4I Division
Yehoshua Yehuda	51	Executive Vice President - Chief Technology Officer

Bezhalel Machlis. Bezhalel Machlis has served as the Company’s President and CEO since 2013. From 2008 until 2012, he served as executive vice president and general manager – land and C4I division, after serving as corporate vice president and general manager – land systems and C4I since 2004. In 2003, he served as corporate vice president and general manager – ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president – battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and an MBA from Tel-Aviv University. He is a graduate of Harvard University Business School’s Advanced Management Program.

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

Zeev Gofer. Zeev Gofer has served as Executive Vice President – Strategic and Business Development – North America since 2009. From 2008 until his current appointment he was executive vice president – business development and marketing, after serving as corporate vice president – business development and marketing since 2003. He previously served as corporate vice president and as co-general manager – aircraft and helicopter upgrades and systems from 2000 until 2003. From 1999 until 2000, he was vice president – aircraft upgrades and airborne systems division, having served as division manager since 1996. He joined Elbit Ltd. in 1982 and held various management positions, including director of the aircraft upgrade division, director of a major aircraft upgrade program, director of avionics system engineering and technical manager of the Lavi aircraft avionics program. Mr. Gofer holds bachelor’s and master of science degrees in electronic engineering from the Technion and a master of science of management degree from the Polytechnic University of New York.

Dr. Shelly Gordon. Dr. Shelly Gordon was appointed as Executive Vice President - Human Resources shortly after joining Elbit Systems in 2015. From 2012 until joining Elbit Systems, she headed executive education at the Interdisciplinary Center Herzilya. From 2005 until 2012, Dr. Gordon served as vice president - organizational development and talent management at Amdocs Limited and served as vice president - human resources at Elite Confectionary Ltd. from 2000 until 2005. Prior to that, she worked as an independent consultant with management teams and senior managers, leading major transformations in varied organizations and industries. Dr. Gordon received a bachelor’s degree in education and art from the Hebrew University, a bachelor’s degree in psychology from Tel-Aviv University and a doctorate in management studies from the University of Hertfordshire in the U.K.

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

Yehoshua Yehuda. Yehoshua (Shuki) Yehuda was appointed as Executive Vice President and Chief Technology Officer in 2016. From 2008 until his current appointment, he served as Elisra’s vice president and chief technology officer as well as general manager - radar solutions business unit. Prior to that he served in a number of management positions in Elisra, which he joined in 2000. Prior to joining Elisra, Mr. Yehuda served as an officer in the IDF, holding command positions in the Intelligence Corps. Mr. Yehuda holds a bachelor of science degree in electrical engineering from Tel-Aviv University and a master of science degree in neural computation from the Hebrew University. He is a graduate of Harvard University Business School’s Advanced Management Program.

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

Compensation of Directors and Executive Officers

Compensation Policy

Pursuant to the Companies Law, a public company such as Elbit Systems is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as defined in the Companies Law) (generally Elbit Systems’ directors and executive officers), including compensation, equity-based awards, releases from liability, indemnification and insurance, severance and all other employment benefits (Employment Terms).

The Companies Law also requires that an adopted compensation policy be reviewed from time to time by the compensation committee and the board of directors of the company, to ensure its alignment with the company’s goals, work plan and other policies from a long-term perspective, as well as the compensation policy’s appropriateness to the company considering, among other factors, the company’s risk management policy and the company’s size and nature of operations.

In addition, pursuant to the Companies Law, a compensation policy needs to be re-approved every three years by the board of directors, following the recommendation of the compensation committee, and by the company’s shareholders, by a Special Uninterested Majority (as defined below). In the event that the compensation policy is not approved by the shareholders by a Special Uninterested Majority, the board of directors may nonetheless approve it, provided that the compensation committee and the board of directors, following further discussion of the matter and for specified reasons, determine that the approval of the compensation policy is in the best interests of the company.

Special Uninterested Majority means: (a) a majority of the shareholders who are not controlling shareholders of the company and do not have a "Personal Interest" in the approval of the respective resolution who participate in the vote, in person, by proxy or by a voting instrument vote to approve it (abstentions will not be taken into account) or (b) the total number of votes of the shareholders referred to in (a) above that are voted against the proposed resolution does not exceed two percent (2%) of the company’s total voting rights. (For the definition Personal Interest see Item 10 - Additional Information - Approval of Certain Transactions - Personal Interest and Extraordinary Transactions.)

In 2014 our shareholders, following a favorable recommendation of the Compensation Committee of the Board (the Compensation Committee) and the approval of the Board as a whole, approved a compensation policy (the Former Compensation Policy) applicable to Employment Terms and arrangements with our Office Holders. In accordance with the Companies Law, in a proxy statement issued by the Company on October 19, 2016 in connection with the Company’s Annual General Meeting that was held on November 23, 2016, the Company proposed the approval of an amended compensation policy. This proposal was eventually withdrawn from the agenda of the above-mentioned meeting, in order to allow the Compensation Committee and the Board to further review and discuss the various matters to be included in our compensation policy and to consider certain comments received from shareholders or on their behalf with respect to the proposed amended compensation policy.

Following such further review and discussions, and following recommendation of our Compensation Committee and the approval of our Board, on March 1, 2018 we issued a proxy statement (the March Proxy Statement) convening an Extraordinary General Meeting of our shareholders to be held on April 11, 2018 (the Scheduled April Meeting), at which Scheduled April Meeting we will propose, among other matters, that our shareholders approve a new compensation policy (the New Compensation Policy), as set forth in the March Proxy Statement filed by us on Form 6-K with the Israeli Securities Authority and the SEC on March 1, 2018.

Upon approval of the New Compensation Policy in accordance with the provisions of the Companies Law as set forth above, the New Compensation Policy will be in effect for a three-year period or as otherwise may be mandated from time to time by the Companies Law.

The Companies Law requires that we obtain the approval of the Compensation Committee and the Board as a whole for each Employment Terms arrangement with an Office Holder. In addition, the Companies Law requires that we also obtain the approval of our shareholders for any Employment Terms arrangement with our CEO, a director, any other Office Holder where the Employment Terms are not consistent with an approved compensation policy or any Office Holder that is considered a controlling shareholder or such Office Holder’s “Relative”. (For the definition of Relative see Item 10 - Additional Information - Approval of Certain Transaction - Approval of Employment Terms of Office Holders.). Except with respect to Employment Terms of a director, such shareholder approval requires a Special Uninterested Majority. Under certain circumstances described in the Companies Law, if the Employment Terms of an Office Holder who is not a director or a controlling shareholder, that requires shareholder approval as described above, are not approved by the shareholders by the required Special Uninterested Majority, and provided that the company is not a “Public Pyramid Held Company” as defined in the Companies Law, the compensation committee and the board of directors may nonetheless approve such Employment Terms provided that the compensation committee and the board of directors, following further discussion of the matter and for specified reasons, determine that the approval of such Employment Terms is in the best interests of the company. (For further information see Item 10 - Additional Information - Approval of Certain Transaction - Approval of Employment Terms of Office Holders).

In addition, pursuant to the Companies Law, changes determined by the compensation committee not to be material to the existing Employment Terms of an Office Holder who is not a director or a controlling shareholder, require only the approval of the compensation committee.

In accordance with the requirements of the Companies Law, at the Shareholders’ Extraordinary General Meeting held on March 8, 2016, the Company’s shareholders, following the recommendations of the Compensation Committee and the Board, approved, by the Special Uninterested Majority, the Employment Terms of our CEO, Mr. Bezhalel Machlis, with effect as of April 1, 2016. At the Scheduled April Meeting, following the recommendation of our Compensation Committee and the Board, our shareholders will also be requested to approve the grant to our CEO of options under our new 2018 - Equity Incentive Plan for Executive Officers (see below “Share Ownership - Elbit Systems Stock Option Plans”) as well as the grant of options to our CEO by PO Cell Tech Ltd., a privately-held Israeli commercial company in which we hold a majority interest.

For further information regarding the Scheduled April Meeting - see the March Proxy Statement. In addition see below “Board Practices - Compensation Committee”, “Share Ownership - Elbit Systems’ Stock Option Plan”, Item 10 - Additional Information - General Provisions of Israeli Law and Related Provisions of Articles of Association - Office Holders and Approval of Employment Terms of Office Holders and Item 16G. - Corporate Governance.

Compensation of Directors and Executive Officers

Aggregate Compensation to Directors and Executive Officers

The following table sets forth the aggregate compensation costs for all of our directors and executive officers as a group for the fiscal year ended December 31, 2017:

	Salaries, Directors’ Fees Commissions and Bonuses		Pension, Retirement and Similar Benefits
	(U.S. dollars in thousands)
All directors (consisting of 9 persons)	$430	(1)	$—
All executive officers (consisting of 18 persons)	$18,765	(2)(3)	$1,535

(1)	Directors Fees

In accordance with the Companies Law, in our Shareholders Annual General Meeting held on November 30, 2017, our shareholders approved payment to the Company’s directors, including to Michael Federmann and David Federmann (who each may be considered a direct or indirect controlling shareholder of the Company), in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity as well as reimbursement of expenses in accordance with Israeli law and the Company’s procedures, which are also paid to the Company’s External Directors. As a result, each of the Company’s directors is and will be entitled to an annual fee of NIS 111,345 (equal to approximately $31,137) and a per meeting fee of NIS 4,285 (equal to approximately $1,198), which reflect the above mentioned fee levels, linked to the Israeli consumer price index.

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

(v)
We recorded amounts of approximately $14.7 million and $8.9 million in 2016 and 2017, respectively, as compensation costs related to grants to our executive officers under the Phantom Plan. See Item 18. Financial Statements – Note 21(D).

(3) Other Compensation

In addition to payment of monthly salary and annual bonus, our executive officers are entitled to reimbursement of travel and certain other expenses in a manner similar to other employees.
Office Holders of the Company, including our directors and executive officers, are covered by our D&O liability insurance policy and are entitled to indemnification in accordance with our Articles of Association and pursuant to an indemnification letter as approved by our shareholders. (See Item 10. “Additional Information - Exemption, Insurance and Indemnification of Directors and Officers - Exemption, Insurance and Indemnification Under the Companies Law”.)

Compensation of Five Most Highly Compensated Office Holders

The following describes the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2017. All amounts specified are in terms of cost to the Company as recorded in our financial statements.
Compensation for each of the specified executive officers is indicated in terms of the following types of compensation costs:
(1) Salary Costs. Salary Costs include gross salary and, if and to the extent applicable to a respective Office Holders, social and other benefits such as vacation days, sick days, convalescence pay, monthly remuneration for a study fund, contributions made by the Company on behalf of the Office Holders to an insurance policy or a pension fund, contributions by the Company on behalf of the Office Holders towards work disability insurance and other benefits such as company car and communication costs. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.576, which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2017 (Average Exchange Rate).
(2) Bonus Costs. Bonus Costs represent bonuses (annual, managerial evaluation and/or special, as the case may be) recorded in connection with the Office Holders with respect to the year ended December 31, 2017. U.S. dollar amounts indicated for Bonus Costs are based on the Average Exchange Rate .
(3) Phantom Bonus Costs. Phantom Bonus Costs are costs recorded with respect to the year ended December 31, 2017 related to the value of benefits under tranches of phantom bonus units granted to the Office Holders under our Phantom Bonus Retention Plan (see above “Aggregate Compensation to Directors and Officers - Table - Note (2)” and Item 18. Financial Statements - Note 21(D).) Benefits under the Phantom Plan cover tranches payable over three years.
(4) Stock Option Costs. Stock Option Costs are costs recorded with respect to the year ended December 31, 2017 related to stock options in start-up entities or similar ventures established by the Company (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company).
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
The five most highly compensated Office Holders in 2017 were as follows (U.S. dollar amounts in thousands):

(1)	Bezhalel Machlis - President and CEO. Compensation costs recorded for Mr. Machlis in 2017 included: $880 in Salary Costs, $1,020 in Bonus Costs, $1,474 in Phantom Bonus Costs and $27 in Other Costs.

(2)
Joseph Gaspar - Executive Vice President and Chief Financial Officer. Compensation costs recorded for Mr. Gaspar in 2017 included: $634 in Salary Costs, $158 in Bonus Costs, $617 in Phantom Bonus Costs and $51 in Other Costs.

(3)
Yoram Shmuely - Executive Vice President and General Manager - Aerospace Division. Compensation costs recorded for Mr. Shmuely in 2017 included: $642 in Salary Costs, $135 in Bonus Costs, $617 in Phantom Bonus Costs, $3 in Stock Option Costs and $23 in Other Costs.

(4)	Gideon Sheffer - Executive Vice President - Strategic Planning. Compensation costs recorded for Mr. Sheffer in 2017 included: $396 in Salary Costs, $121 in Bonus Costs and $617 in Phantom Bonus Costs.

(5)
Yehuda Vered - Executive Vice President and General Manager - Land and C4I Division. Compensation costs recorded for Mr. Vered in 2017 included: $523 in Salary Costs, $119 in Bonus Costs, $440 in Phantom Bonus Costs, $25 in Stock Option Costs and $10 in Other Costs.

Board Practices

Appointment of Directors

Our directors, who are not External Directors, are elected by the shareholders at the annual general shareholders meeting. They hold office until the conclusion of the next annual general shareholders meeting, which is held at least once every calendar year but not more than 15 months after the previous annual general shareholders meeting. Between annual general shareholders meetings our Board may appoint new directors to fill vacancies. The External Directors are elected at a general shareholders meeting as described under “External Directors” below. Our Articles of Association authorize a maximum of 17 directors, a minimum of five directors and, unless otherwise approved by our shareholders, the number of directors will be nine.

The Companies Law requires the board of directors of a public company, after considering the company’s type and size and the scope and complexity of its activities, to determine the minimum number of directors on the board having “financial and accounting expertise” as defined in the Companies Law. Our Board has adopted a policy pursuant to which it will include a minimum of two directors having financial and accounting expertise as defined under the Companies Law. Currently our Board has two directors who are considered by the Board to have financial and accounting expertise: Dr. Gleitman and Prof. Nisan. In addition, the Companies Law provides that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the election of a director is to be considered, will not be held unless the nominee has declared to the company that he or she complies with the above-mentioned requirements, and the details of his or her applicable qualifications are provided, and in case such nominee is an “Independent Director” as defined in the Companies Law (see below), that such nominee has also declared that he or she complies with the independence criteria under the Companies Law. Each of our elected directors has declared to our Board that he or she complies with the required qualifications under the Companies Law for appointment as a member of our Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our Board. In addition, Mr. Ben-Zeev, Prof. Nisan and Prof. Tamir also each have declared that he or she complies with the criteria of an Independent Director under the Companies Law.

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

The current External Directors on our Board were each appointed at a general meeting of shareholders, for a three-year term, with their terms expiring as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in November 2017. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

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

External Directors

Under the Companies Law publicly held Israeli companies are required to appoint at least two “External Directors.” Among other requirements, for each publicly held company such as Elbit Systems that is considered to have a controlling shareholder, a person may serve as an External Director if he or she meets the following requirements (the Affiliation Requirements):

(A)
if that person is not a Relative of the controlling shareholder of that company and if that person (and each of that person’s Relatives, partners and employers), or any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, did not have, at any time during the two years preceding that person’s appointment as an External Director, any affiliation (as defined in the Companies Law) with any of:

(1) the applicable company;

(2) the controlling shareholder of the applicable company or any of his or her relatives on the date of appointment; or

(3) any entity controlled, on the date of such appointment or at any time within the preceding two years, by the applicable company or by the controlling shareholder of the applicable company; and

(B)	if and so long as:

(1) no conflict of interest exists or may exist between that person’s role as a member of the board of directors of the respective company and that person’s other positions or business activities; and

(2) such position or business activities does not impair that person’s ability to serve as a director; and

(C)	if and so long as:

(1) that person and each of that person’s Relatives, partners and employers, or any person to whom he or she is subordinated directly or indirectly or any entity controlled by that person has no business or professional relationships with any of the persons or entities mentioned in (A) above, even if such relationship is not on a regular basis other than a negligible relationship; and

(2) no other consideration except as permitted under the Companies Law is paid to that person in connection with that person’s position as a director in the relevant company; and

(D)
if that person serves also as a member of the board of directors of another company, none of the external directors of that other company serves at the same time as a member of the board of directors of the respective company; and

(E)	if that person is not an employee of a securities authority or a stock exchange in Israel.

In general, at least one External Director must have “financial and accounting expertise”, and the other External Director(s) must have “professional competence” as described below. However, in companies such as Elbit Systems that are “dual listed” (for example traded on a stock exchange in both Israel and the U.S.), if one or more other directors who meet the independence criteria applicable to members of the audit committee under the foreign applicable law (including stock exchange rules) have been determined by the board of directors to have “financial and accounting expertise” then it is permissible for any or all of the External Directors to have only “professional competence” as described below.

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

A director has “professional competence” if he or she (1) has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree or other advanced degree in the company’s main area of business or in a field relevant to such position, or (2) has at least five years experience in any of the following positions or five years accumulated experience in two or more of them:

(i)	a senior position in the business management of any corporate entity with a substantial scope of business;

(ii)	a senior public office or a senior position in the public service sector; or

(iii) a senior position in the field of activity of the company.

The evaluation of the professional competence of a director is to be made by the board of directors.

According to the Companies Law and our Articles of Association, our External Directors serve for a three-year term following which they may stand for up to two additional terms of three years each. Re-election of an External Director for each additional period, beyond the first period, requires that he or she meets the Affiliation Requirements and that he or she:

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

In addition, External Directors in companies such as Elbit Systems that are “dual listed” may stand for re-election for additional terms of up to three years each beyond the first three terms, subject to meeting certain conditions specified in the Companies Law.

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

Financial Statements Review Committee

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

The Financial Statements Review Committee must consist of at least three members, the chair of the committee must be an External Director, and the majority of its members must be directors who meet certain independence requirements of the Companies Law, and, among other criteria, all of its members must be able to read and understand financial statements, with at least one of the independent members having “financial and accounting expertise” (as defined above). Dr. Gleitman and Prof. Nisan have been determined by the Board to have “financial and accounting expertise”.

Compensation Committee

Mrs. Rabin (chair), Mr. Ben Zeev and Dr. Gleitman are members of the Board’s Compensation Committee. Pursuant to the Companies Law (see above “Compensation to Directors and Executive Officers - Compensation Policy”), the compensation committee of a public company, such as Elbit Systems, is required to consist of at least three members, and all of the external directors must be members of the committee (one of which to be appointed as the chairperson) and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law and whose compensation is in accordance with the compensation requirements applicable to the External Directors. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the Companies Law and also have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

In addition to its other roles, under the Companies Law the compensation committee of a public company such as Elbit Systems is required:

(1)
to recommend to the board of directors the compensation policy for the company’s Office Holders to be adopted by the company and to recommend to the board of directors, once every three years, regarding any extension or modifications of the current compensation policy that had been approved for a period of more than three years;

(2)	from time to time to recommend to the board of directors any updates required to the compensation policy and examine the implementation thereof;

(3)	to determine, with respect to the company’s Office Holders, whether to approve their Employment Terms; and

(4)
in certain situations described in the Companies Law, to determine whether to exempt the approval of Employment Terms of a candidate for the position of CEO of the company from the requirement to obtain shareholder approval.

According to the Companies Law, Employment Terms of a public company’s Office Holders must be approved by the compensation committee and the board as a whol. In addition, with respect to Employment Terms of the CEO, a director, any Office Holder where the Employment Terms are not consistent with an approved compensation policy or for an Office Holder that is also considered a controlling shareholder (or such controlling shareholder’s Relative), approval by the company’s shareholders is also required in accordance with the applicable majority requirements of the Companies Law. (For definition of the term Relative see Item 10 - Additional Information - Approval of Certain Transaction - Personal Interest and Extraordinary Transactions). For further information see above “Compensation of Directors and Executive and Executive Officers - Compensation Policy”; Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Office Holders; and Item 10 - Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders).

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

Board and Committee Meetings
The Board meets quarterly and at other times during the year as necessary to conduct its activities. The Audit Committee and Financial Statement Review Committee each meet at least quarterly, and the Compensation Committee and Corporate Government and Nominating Committee each meet at least annually. Each of the committees also meets at additional times during the year as may be necessary to carry out its functions. The Financial Statement Review Committee meets at least quarterly in executive sessions, and the Board and the other committees meet in executive sessions periodically. During 2017, the average attendance for Board members at Board and committee meetings was approximately 96%.

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2015, 2016 and 2017 were as follows:

	Total Employees	U.S. Employees
2017	12,781	1,450
2016	12,470	1,425
2015	12,134	1,426

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our wholly-owned subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 2,440 employees in Israel are covered by such agreements that extend for various periods ranging from 2019 - 2027. Approximately 180 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods through May 2020.

Share Ownership

Elbit Systems’ Stock Option Plans

2018 - Equity Incentive Plan for Executive Officers
On February 27, 2018 our Board approved the 2018 Equity Incentive Plan for Executive Officers (the Plan). The purpose of the Plan is to link the compensation and benefits of our Executive Officers with the future growth and success of the Company and its affiliates and with long-term shareholder value. Our Board has also approved the appointment of our Compensation Committee as the administrator of the Plan.
Under the Plan, the Company may allocate to its Israeli resident Executive Officers, subject to receipt of approvals as required under Israeli Law, up to 1,000,000 options (the Options) to be exercised using a “Net-Exercise Mechanism”, which entitles the recipients to exercise the Options for an amount of shares reflecting only the benefit factor.
The Options will be granted under the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version] of 1961 as may from time to time be amended, with respect to the “capital gain tax route”, as well as in compliance with the Israeli Income Tax Rules (Tax Relief in Issuance of Shares to Employees) 2003, as amended from time to time,
The exercise price of an Option will be denominated in U.S. dollars and be the higher of:

(a)
the average of the closing share price of Elbit Systems ordinary shares on the TASE, during the period of thirty (30) trading days preceding the date on which our Board approves the granting of the respective Options (Date of the Board Resolution) converted into the U.S. Dollars by applying the average representative U.S. dollar - NIS exchange rate during such thirty (30) trading days period; or

(b)
the closing share price of our ordinary shares on the TASE on the last trading date preceding the Date of the Board Resolution, converted into the U.S. Dollars by applying the representative U.S. dollar - NIS exchange rate.

The grant date of Options to a recipient will be determined to be the later of (the Grant Date):

(i)	the Date of the Board Resolution;

(ii)	the first trading day after a period of thirty (30) days has elapsed from the date the Plan is filed with the Israeli Tax Authorities; or

(iii)	where applicable, the date on which any additional corporate approvals required by Israeli law in connection with the Plan have been obtained.
Granted Options will vest as follows: forty percent (40%) on the second anniversary of the Grant Date, with the remaining sixty percent (60%) of the Options vesting twenty percent (20%) each on the third, fourth and fifth anniversary of the Grant Date. respectively.
The Plan includes customary terms such as adjustments for capital modifications (reverse stock split, stock split, etc.), rights offering restructuring (split, merger, etc.), and the like. Under the Plan, the vesting of granted Options may be accelerated by the recipient in case his or her employment is terminated by the Company without cause within a period of twelve (12) months following any change of control over the Company. The Plan also allows, subject to approvals of the Compensation Committee and the Board, acceleration, continued vesting and exercisability of the Options, as well as post-termination exercise periods, in case of termination of employment without cause, or as a result of death or disability.
Israeli law does not require approval by our Company’s shareholders for an equity incentive plan such as the Plan. In compliance with Nasdaq Rule 5615(a)(3) allowing a foreign private issuer to follow its home country practice in lieu of certain requirements of Nasdaq’s 5600 series of corporate governance rules, we provided the Nasdaq with a legal opinion of an independent Israeli law firm confirming the above (See Item 16.G - Corporate Governance). The Company also intends to file with the SEC a form S-8 for the registration under the U.S Securities Law of the underlying shares that may be issued upon exercise of Options under the Plan.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

As of March 15, 2018, we had 42,753,182 ordinary shares outstanding. The following table sets forth specific information as of March 15, 2018, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our executive officers and directors as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares(1)
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,580,342	(3)	45.8%
Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	8.97%
All executive officers and directors as a group (26 persons)	4,607	(4)	0.01%

(1)	Based on 42,753,182 ordinary shares outstanding as of March 15, 2018, which excludes 1,408,921 ordinary shares held by us as treasury shares.

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

The only changes in shareholdings by our controlling shareholders in the last three years were those relating to FEL as follows:

	March 15, 2018		March 15, 2017		March 15, 2016
	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned
FEL	19,580,342	45.80%	19,580,342	45.80%	19,580,342	45.82%

As of March 15, 2018, approximately 11.36% of our outstanding ordinary shares were held in the United States by approximately 171 shareholders of record registered on the books of our transfer agent.

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

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Export sales constitute a significant portion of our sales. In 2017, export sales were approximately $2.64 billion, constituting approximately 78% of our total sales. (For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2017 Compared to 2016 – Revenues.)

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2015	$1.44 per share
2016	$1.60 per share
2017	$1.76 per share

Other than any significant event that may be described in this annual report, there have not been any significant changes since December 31, 2017.

Item 9.    The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are listed on the TASE and are quoted on Nasdaq under the symbol “ESLT”.

The high and low sale prices for our ordinary shares for the five most recent fiscal years are:

	Nasdaq		TASE(*)
	High	Low	High	Low
2013	$61.08	$37.08	$61.20	$37.06
2014	$64.66	$54.36	$64.26	$53.19
2015	$89.87	$58.63	$90.22	$59.04
2016	$104.70	$80.24	$104.53	$80.25
2017	$152.65	$99.96	$152.67	$99.61

The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the next subsequent quarter are:

	Nasdaq		TASE(*)
	High	Low	High	Low
2016
First Quarter	$99.50	$80.24	$96.43	$80.25
Second Quarter	$101.85	$88.78	$102.60	$87.98
Third Quarter	$103.11	$90.58	$102.97	$89.96
Fourth Quarter	$104.70	$94.71	$104.53	$94.91

2017
First Quarter	$119.55	$99.96	$118.66	$99.61
Second Quarter	$127.16	$113.14	$126.07	$110.83
Third Quarter	$146.62	$122.22	$147.28	$122.90
Fourth Quarter	$152.65	$131.35	$152.67	$130.98
2018
First Quarter (through March 15, 2018)	$151.91	$131.11	$150.04	$130.78

The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE(*)
	High	Low	High	Low
September 2017	$146.86	$135.91	$147.28	$135.67
October 2017	$152.65	$145.05	$152.67	$144.96
November 2017	$150.03	$135.02	$149.28	$135.62
December 2018	$141.05	$131.35	$141.06	$130.99
January 2018	$151.91	$131.11	$152.80	$130.78
February 2018	$149.95	$138.16	$150.04	$136.01

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

The Companies Law and Restated Articles of Association. The Companies Law is the basic corporation law governing Israeli publicly and privately held companies. The Companies Law mandates that specific provisions be included in an Israeli company’s articles of association, which are included in Elbit Systems’ Restated Articles of Association (the Articles of Association).

Purpose. Elbit Systems’ purpose, as described in Article 3 of the Articles of Association, includes any objectives permitted by law.

Appointment and Removal of Directors. See Item 6. Directors, Senior Management and Employees – Directors and Executive Officers – Board of Directors.

Internal Auditor. Publicly held Israeli companies are required to appoint an internal auditor. The main role of the internal auditor is to examine whether the company’s activities are conducted in accordance with the law, with integrity and pursuant to orderly business procedures. The internal auditor operates in accordance with the internal audit provisions of a written audit committee charter that provides the framework for the committee’s oversight of the internal auditor’s functions, consistent with applicable Israeli and U.S. laws and regulations.

Office Holders

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

The Companies Law specifies the fiduciary duties that an Office Holder owes to a company, which consist of a duty of care and a duty of loyalty. Under the Companies Law, an Office Holder’s loyalty duty includes the general duty to act in good faith and for the benefit of the company, avoiding any conflict of interest between the Officer Holder’s position in the company and his or her personal affairs. The loyalty duty also includes avoiding any competition with the company and any exploitation of a business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company’s affairs that the Office Holder has received due to his or her position as an Office Holder. Under the Companies Law voting agreements among directors or a director’s failure to exercise independent judgment while voting are considered breaches of loyalty duty. The duty of care requires, among others, that an Office Holder acts in a way that a reasonable Office Holder would act in the same position and under similar circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information.

Some members of our Board are also directors of FEL or companies controlled by FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. In addition, an issue or transaction with any of such companies also requires authorization in accordance with the requirements of the Companies Law. (See below “Approval of Certain Transactions” and “Provisions Relating to Major Shareholders”.)

Arrangements in connection with the Employment Terms (see Item 6 - Directors, Senior Management and Employees - Compensation of Executive Officers and Directors - Compensation Policy) of Elbit Systems’ Office Holders require special authorizations. (See below “Approval of Certain Transactions - Approval of Employment Terms of Office Holders”.)

Other transactions with Office Holders and affiliates may also require authorization in accordance with the requirements of the Companies Law. (See below “Approval of Certain Transactions”.)

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

Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder (see “Provisions Relating to Major Shareholders” below) of a publicly traded company immediately disclose (and no later than the first board meeting at which the transaction is discussed) any Personal Interest (as defined below) that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company. A person with a Personal Interest in any such transaction that is brought for approval of the audit committee or board of directors may not be present at the meeting where the transaction is being deliberated or approved (unless the chair of the audit committee or the board, as the case may be, determines that such person’s presence at the meeting is required for presentation of the relevant transaction) and, in case such person is a director, he or she may not vote on the matter, unless a majority of the members of the audit committee or of the board of directors (as the case may be) have a Personal Interest in the approval of the relevant transaction, in which case the directors having such Personal Interest may be present and may participate in the vote. In the event that the relevant transaction is an "Extraordinary Transaction" (as defined below) and the majority of the members of the board of directors have a "Personal Interest" in such transaction, the approval of the shareholders is also required.

In accordance with the Companies Law:

“Personal Interest” means a personal benefit, gain or other interest derived by the shareholder (or a Relative or related entity, as described below) from approving the respective transaction. Any benefit or interest arising solely from holding a company’s shares is not considered such a personal benefit or other interest under the Companies Law. Such personal benefit and other interest includes any personal benefit or other interest of:

(i) a shareholder’s Relative (as defined below);

(ii) any entity in which a shareholder or any of his or her Relatives either:

(a) holds 5% or more of such entity’s issued share capital or voting rights;

(b) has the right to appoint a director to such entity’s board of directors or the chief executive officer thereof; or

(c) is a member of such entity’s board of directors or serves as the chief executive officer thereof; or

(iii) anyone voting by proxy or granting a proxy on behalf of such a shareholder with respect to the applicable transaction, whether the proxy holder has discretion to vote or not.

An "Extraordinary Transaction" is a transaction:

(i)    other than in the ordinary course of business;

(ii)    other than on market terms; or

(iii)    likely to have a material impact on the company’s profitability, assets or liabilities.

“Relative” means any of the following:

(i) a spouse, brother, sister, parent, grandparent or child;

(ii)    the child, brother, sister or parent of a spouse of a person mentioned in (i); or

(iii)    the spouse of any of the persons mentioned in (i) or (ii).

Approval of Transactions

In accordance with the Companies Law the transactions specified below require the following approvals, provided always that such transaction is for the benefit of the company:

(1)
approval of the board of directors - a transaction with an Office Holder, other than arrangements in connection with Employment Terms, or a transaction in which an Office Holder has a Personal Interest, where the audit committee has determined that such transaction is not an Extraordinary Transaction, unless the company’s articles of association provide otherwise;

(2)	approval of both the audit committee and the board of directors:

(i)
a transaction with an Office Holder, other than arrangements in connection with Employment Terms, or a transaction in which an Office Holder has a Personal Interest, where the audit committee has determined such transaction to be an Extraordinary Transaction;

(ii)	a material action or arrangement that may otherwise be considered a breach of fiduciary duty by an Office Holder;

(iii)
an Extraordinary Transaction of a public company with its controlling shareholder or with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, as well as an agreement of a public company with its controlling shareholder or his or her Relatives, directly or indirectly, including through a company controlled by him or her, regarding the grant of services to the applicable company or regarding the terms of service and/or employment of the controlling shareholder or his or her Relatives, as the case may be;

(3)
approval of both the compensation committee and the board of directors - an arrangement regarding Employment Terms of an Office Holder or of a controlling shareholder or his or her Relatives as Office Holders or employees of the company.

Except for certain exemptions specified under the Companies Law, the transactions and arrangements described above may also require shareholder approval, including, where applicable, by a Special Uninterested Majority. In addition, the Companies Law requires re-approval every three years with respect to some of the matters referred to above. Re-approval when applicable is required by the audit committee or the compensation committee, as the case may be, the board of directors and, except for certain specific exemptions, by the shareholders. (See also Item 10 - Exemption, Insurance and Indemnification of Directors and Officers - Insurance and Indemnification of Directors and Officers under the Articles of Association and also - Provisions Relating to Major Shareholders.)

Under the Companies Law, the audit committee of a publicly held company such as Elbit Systems is also required to determine whether to carry out competitive procedures or other procedures before any engagement in a transaction with a controlling shareholder or in which a controlling shareholder has a Personal Interest.

Approval of Employment Terms of Office Holders

In accordance with the Companies Law (see Item 6. Directors, Senior Managers and Employees - Compensation of Directors and Executive Officers - Compensation Policy), approval by both the compensation committee and the board of directors is required for all arrangements regarding Employment Terms of an Office Holder. In addition, the Companies Law requires that we also obtain the approval of our shareholders for any Employment Terms arrangement with (i) our CEO; (ii) a director; (iii) any other Office Holder where the Employment Terms are not consistent with an approved compensation policy or (iv) an Office Holder that is also considered a controlling shareholder (or his or her Relative). Except with respect to Employment Terms of a director, such shareholder approval requires a Special Uninterested Majority. (See Item 6 - Compensation of Directors and Executive Officers - Compensation Policy).

In accordance with the Companies Law, the compensation committee may determine that an arrangement in connection with Employment Terms of a candidate for the position of the CEO of a public company is exempt from the approval by the shareholders of the company, provided that: (i) the CEO candidate is “independent” based on criteria set forth in the Companies Law; (ii) the compensation committee determines, based on detailed reasons, that bringing the arrangement to the approval of the shareholders may compromise completing the arrangement; and (iii) the Employment Terms are consistent with the company’s approved compensation policy.

In addition, pursuant to the Companies Law, in special cases the compensation committee and the board of directors may approve Employment Terms of an Office Holder (other than a director or a controlling shareholder, but including the CEO) that requires the approval of the shareholders as specified above, even if the shareholders do not approve such Employment Terms, provided that:

(1)	both the compensation committee and the board of directors re-discussed the relevant Employment Terms and decided to approve them despite the shareholders’ objection, based on detailed reasons; and

(2)
the company is not a “Public Pyramid Held Company”. A “Public Pyramid Held Company” is a public company that is controlled by another public company (including by a company that only issued debentures to the public), which is also controlled by another public company (including a company that only issued debentures to the public) that has a controlling shareholder.

Changes of the terms of a current arrangement regarding Employment Terms of an Office Holder (other than a director or a controlling shareholder) require only the approval of the compensation committee, if the compensation committee has determined that such changes are not material.

For further information see above “General Provisions of Israeli Law and Related Provisions of Articles of Association - Office Holders” and Item 6. Directors, Senior Management and Employees - Compensation of Executive Officers and Directors - Compensation Policy.

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

To the extent specifically allowed by the company’s articles of association, the Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from their actions in fulfilling their roles as Office Holders, in any of the following instances:

(i)	breach of the Office Holder’s duty of care to the company or to another person;

(ii)
breach of the Office Holder’s duty of loyalty to the company, to the extent that the Office Holder acted in good faith and had reasonable basis to believe that the act would not prejudice the interests of the company;

(iii)	monetary liabilities imposed on the Office Holder for the benefit of another person.

The Israeli Securities Law – 1968 (Securities Law) also permits such an insurance policy to cover a payment which an Office Holder is obligated to make to an injured party as set forth in the relevant sections of the Securities Law as well as expenses incurred by an Office Holder in connection with certain proceedings that are specified in the Securities Law, including reasonable litigation expenses (including attorneys’ fees), provided that a relevant provision is included in the company’s articles of association.

Under the Companies Law, a company may indemnify an Office Holder against monetary liabilities and expenses imposed on or incurred by the Office Holder as a result of an act done by virtue of his or her role as an Office Holder for the following matters:

(i)
financial liability imposed on the Office Holder in favor of another person pursuant to a judgment, including a judgment in the course of settlement arrangements or an arbitrator’s award approved by a court;

(ii)
reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder in an investigation or proceeding that has concluded without an indictment being filed and without any monetary liabilities being imposed on the Office Holder in lieu of criminal proceedings or has concluded without the filing of any indictment but with the imposition of monetary liability in lieu of criminal proceedings in an offence that does not require proof of criminal intent or in connection with a monetary sanction; and

(iii)
reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder or imposed by a court in a proceeding instituted against the Office Holder by the company, on its behalf or by any other person, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may indemnify an Office Holder in respect of certain liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an Office Holder in advance of an event, the indemnification, pursuant to (i) above, must be limited to foreseeable events in light of the company’s actual activities at the time the company undertook such indemnification and also limited to amounts or criteria determined by the board of directors as reasonable under the circumstances, and the undertaking to indemnify will specify any such events, amounts or criteria.

In addition, a company may indemnify an Office Holder in respect of payments that the Office Holder is obligated to make to an injured party as set forth in the relevant sections of the Securities Law, including reasonable litigation expenses

(including attorneys’ fees). These indemnifications are subject to the inclusion of relevant provisions in the company’s articles of association.

A company may not indemnify an Office Holder or enter into an insurance contract that would provide coverage for, or exempt an Office Holder from, liability to the company with respect to any of the following:

(1)
a breach of duty of loyalty, except indemnification or insurance that provides coverage for a breach of a duty of loyalty to the company while acting in good faith and having reasonable basis to believe that such act would not prejudice the interests of the company;

(2)	a willful or reckless breach of duty of care, other than mere negligence;

(3)	an act done with the intent to unlawfully realize a personal gain;

(4)	a fine, monetary penalty or forfeiture imposed upon such Office Holder; or

(5)	certain monetary liabilities that are set forth in the Securities Law.

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

(2)
a breach of his or her duty of loyalty to Elbit Systems, provided that the director or officer acted in good faith and had reasonable basis to assume that his or her act would not harm the interests of Elbit Systems;

(3)	a financial obligation imposed on him or her in favor of another person;

(4)	a payment that he or she is obligated to pay to an injured party as set forth in the relevant sections of the Securities Law;

(5)	expenses incurred by him or her in connection with certain administrative proceedings specified in the Securities Law, including reasonable litigation expenses (including attorneys’ fees); or

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

(3)
reasonable litigation expenses (including attorneys’ fees), incurred by a director or officer as a result of an investigation or proceeding conducted against him or her by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure: (i) concludes without the filing of an indictment against the director or officer and without imposition of monetary payment in lieu of criminal proceedings; or (ii) concludes with imposing on the director or officer a monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent or was incurred by the director or officer in connection with a monetary sanction imposed by the Companies Law or the Securities Law;

(4)
expenses incurred by a director or a officer in connection with certain administrative proceedings set forth in the Securities Law, including reasonable litigation expenses (including attorneys’ fees);

(5)	reasonable litigation expenses (including attorneys’ fees), expended by the director or officer or imposed on him or her by the court for:

(i)	proceedings issued against him or her by or on Elbit Systems’ behalf or by a third party;

(ii)	criminal proceedings from which the director or officer was acquitted; or

(iii)	criminal proceedings in which he or she was convicted of an offense that does not require proof of criminal intent; or

(6)	any other liability or expense for which it is or may be permissible to indemnify a director or an officer.

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

In November 2011, Elbit Systems’ Audit Committee, Board and shareholders approved the grant to members of our Board, including to Messrs. Michael Federmann and David Federmann (who may each be considered a direct or indirect controlling shareholder of the Company), of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit Committee and the Board for indemnification of Office Holders of Elbit Systems who are not directors.

According to the Companies Law, the granting by a public company, such as Elbit Systems, of an indemnification letter to an Office Holder who may be considered as a direct or indirect controlling shareholder of that company, requires re-approval every three years by the company’s compensation committee, the board of directors and the company’s shareholders.
On November 30, 2017, at the Annual General Meeting of Shareholders (the 2017 Annual Meeting), our shareholders re-approved the granting by the Company to Messrs. Michael Federmann and David Federmann (who may each be considered a direct or indirect controlling shareholder of the Company) of the indemnification letters originally granted to them in November 2011 and re-approved in January 2014, for an additional period of three years commencing on December 1, 2017.

At the 2017 Annual Meeting, our shareholders also approved a framework resolution (the Framework Resolution) allowing us to purchase, from time to time during a three-year period, or until the close of our annual general meeting of shareholders in 2020, whichever occurs later, a directors and officers (D&O) liability insurance policy covering liabilities of our directors and officers, including Messrs. Michael Federmann and David Federmann (who may each be considered a direct or indirect controlling shareholder of the Company), and our CEO, provided that:

(1)	the maximum aggregate coverage under such policy will not exceed $150 million for any year covered by such policy;

(2)	the terms of any such policy and the annual premium to be paid by the Company reflect the then current market conditions with respect to the Company and the nature of its operations;

(3)	prior to the purchase of any such policy, the Compensation Committee determines that the policy complies with the terms of the Framework Resolution; and

(4)
in connection with the inclusion in any such policy of Messrs. Michael Federmann and David Federmann (who may each be considered a direct or indirect controlling shareholder of the Company), and our CEO, the Compensation Committee and the Board determine that:

(i)	the terms and insurance coverage for Messrs. Michael Federmann, David Federmann and the CEO are the same as the terms and insurance coverage of all other Directors and officers of the Company;

(ii)	the policy that will include Messrs. Michael Federmann and David Federmann and the CEO is purchased on market terms; and

(iii)	the purchase of the policy that includes Messrs. Michael Federmann and David Federmann and the CEO will not have a material effect on the Company’s profitability, assets or obligations.

In accordance with the Framework Resolution, our Compensation Committee and the Board each approved, in meetings held in March 2018, the purchase of a D&O liability insurance policy which complies with the requirements of the Framework Resolution and also approved the inclusion of Messrs. Michael Federmann and David Federmann (who may each be considered a direct or indirect controlling shareholder of the Company), and our CEO, in the coverage of such policy. As of March 15, 2018, the D&O policy’s limit of liability was $100 million and the annual premium was $400,000.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each, of which 42,753,182 ordinary shares were issued and outstanding as of March 15, 2018. All issued and outstanding ordinary shares are fully paid and non-assessable.

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

Any general meeting that is not an annual general meeting is defined as an extraordinary general meeting. All shareholders are entitled to attend any annual or extraordinary general meeting and vote at general meetings in person, by proxy or through the Israeli Securities Authority’s electronic voting system. Notice of an annual or extraordinary general meeting may be sent by us by personal delivery or by sending it by prepaid registered mail. Such notice may be sent by cablegram, telex, facsimile or other electronic means provided confirmation is made by registered mail as stated above and should be sent to shareholders at the address in our records.

Our Board may convene an extraordinary general meeting when and as it sees fit. In addition the Board must, according to statute, convene an extraordinary general meeting if it receives a demand to do so from either: (i) at least two directors; (ii) at least one quarter of the members of the Board; or (iii) one or more shareholders who hold: (A) an aggregate of at least 5% of our issued share capital and at least 1% of all voting rights; or (B) at least 5% of the Company’s issued voting shares, and in such case the extraordinary meeting must be held not more than 56 days from the submission date of such request to the Board and not later than 35 days from the applicable notice to shareholders described below. Any demand by a person or persons, as described in (i), (ii) and/or (iii) of this paragraph, who demands that an extraordinary general meeting be convened, must be made in writing and sent to our registered office.

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

In general, subject to the Companies Law, ordinary resolutions in a general meeting require approval of a majority of the votes cast at the general meeting, whether in person or by proxy. (For information as to the required majority for the approval of related party transactions, see “Provisions Relating to Major Shareholders” below. For information as to the required majority for the approval of certain transactions with Office Holders of a public company, see “Approval of Certain Transactions - Approval of Transactions” and “Approval of Employment Terms” above). However, under our Articles of Association, certain resolutions require a special majority of at least 67% of all votes properly cast at a general meeting, without taking into account abstentions.

Limitations on Non-Israeli Shareholders

No limitations exist or are imposed by Israeli law or our constituent documents with regard to the rights of non-Israeli shareholders or shareholders not resident in Israel to hold or exercise voting rights except for shareholders who are subjects of countries that are enemies of the State of Israel. (For a description of Israeli regulations relating to acquisitions of a controlling interest in Israeli “defense entities” see Item 4. Information on the Company – Governmental Regulation – Approval of Israeli Defense Acquisitions.)

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

Except for certain specified exemptions under the Companies Law, audit committee approval is required for extraordinary transactions, as defined by criteria established by the audit committee, with a controlling shareholder or in which a controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, and an engagement of a public company with a controlling shareholder or his or her Relative, directly or indirectly, including through a company controlled by such person, regarding the grant of services to the applicable company (and regarding his or her Employment Terms if the controlling shareholder is an employee of the company but he or she is not an Office Holder). If the controlling shareholder is an Office Holder, his or her Employment Terms must be approved by the compensation committee, the board of directors and the shareholders of the company, in that order. Such shareholder approval requires a Special Uninterested Majority. (For further information see above - Approval of Certain Transactions.)

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

General Corporate Tax in Israel

Generally, Israeli companies were subject to corporate tax on taxable income and capital gains at the rate of 24%, 25% and 26.5% for the tax years 2017, 2016 and 2015, respectively. The corporate tax rate effective as of January 1, 2018 is 23%.

Under the Israeli Tax Ordinance, 1961 (the Ordinance) transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arm’s-length principle and reported and taxed accordingly.

A portion of our Israeli operations have been granted “Approved Enterprise”, “Privileged Enterprise” and “Preferred Enterprise” status, as described under “Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. We cannot assure that Elbit Systems or our Israeli subsidiaries will continue to qualify for such benefits, or benefits under the Law for Encouragement of Industry, in the future. We also cannot assure that we will continue to qualify as an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, or that the benefits described above will be available in the future. See further Item 18. Financial Statements - Note 18(A)(5).

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

Investment Law. The Israeli Law for the Encouragement of Capital Investments, 1959 (the Investment Law) provides tax benefits to companies that make capital investments in eligible fixed assets. Under the Investment Law, subject to applicable conditions, companies could apply to receive “Approved Enterprise”, “Privileged Enterprise” or "Preferred Enterprise” status, each of which provides various tax benefits. See Item 18. Financial Statements - Note 18(A).

Tax on IP-based Income. On December 29, 2016, Israel enacted a tax law amendment introducing a new tax regime for intellectual property (IP)-based companies. The regime is tailored to a post-BEPS (base erosion profit shifting) world, encouraging multinationals to consolidate IP ownership and profits in Israel along with existing Israeli R&D functions. Tax benefits created to achieve this goal include a reduced corporate income tax rate of 6% on IP-based income and on capital gains from the future sale of IP. The 6% rate would apply to qualifying Israeli companies that are part of a group with global consolidated revenue of over NIS 10 billion (approximately $2.9 billion). Other qualifying companies with global consolidated revenue below NIS 10 billion would be subject to a 12% tax rate. However, if the Israeli company is located in Jerusalem or in certain northern or southern parts of Israel, the tax rate is further reduced to 7.5%. Additionally, withholding tax on dividends would be subject to a reduced rate of 4% for all qualifying companies (unless further reduced by a treaty). See Item 18. Financial Statements - Note 18(A)(4).

Capital Gains to a Shareholder

Capital gains to Israeli residents. Starting in , 2012, the tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of our ordinary shares) has been 25%, and 30% to an individual “principal” shareholder. In 2013, the capital gains tax rate increased by 2% in the event the individual’s taxable income in any tax year exceeds NIS 810,720 (approximately $210,000) - linked to the CPI each year - including capital gains from marketable securities, dividends and interest income. As of January 1, 2017, the capital gain tax rate was increased by 3% (rather than the previous 2% increase) in the event the individual’s taxable income in 2017 exceeds ILS 640,000 (approximately $180,000) - linked to the CPI each year). Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

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

Taxation on Dividends Paid to a Shareholder

Income tax for individual Israeli residents. Residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). The tax rate on dividend income to a “non-principal” individual shareholder is 25% and 30% to an individual “principal” shareholder. The paying company withholds at source income tax at the rate of 25% or 30% in the case of a “principal shareholder”. A company whose stock is traded on a stock exchange withholds tax at the rate of 25% from dividends paid to a “principal” shareholder for shares registered and held by a registration company. Dividends distributed from “Preferred Income” under Preferred Enterprise status (see above “Investment Law”) are subject to a withholding tax rate of 20%. These rates are the final tax on dividends.

Income tax for non-residents of Israel. Non-residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). The tax rate on dividend income to a “non-principal” non-resident of Israel shareholder is 25% and 30% to a “principal” shareholder (including a foreign company as opposed to an Israeli company). The paying company withholds at source income tax at the rate of 25% for a “non-principal” shareholder, or 30% for a “principal” shareholder. A company whose stock is traded on a stock exchange will withhold tax at the rate of 25% from dividends paid to a “principal” shareholder for shares registered and held by a registration company, unless a lower rate is applicable under a double taxation treaty. Accordingly, Elbit Systems withholds income tax at the source. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Privileged Enterprise or Preferred Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period (this limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law). Following the enactment of the National Priorities Law, effective January 1, 2014, dividends distributed from “Preferred Income” under a Preferred Enterprise status are subject to a withholding tax rate of 20% (unless a lower treaty rate applies). These rates are the final taxes in Israel on dividends for individual and corporate non-residents of Israel. Foreign residents who have Israeli derived income for which tax was withheld at the source are generally exempt from the duty to file tax returns in Israel for such income. This includes income from Israeli derived interest, dividends and royalties.

Taxation of Interest Income of Holders of Series A Notes

Income tax for Israeli residents. Israeli resident individuals are tax exempt on the linkage differences derived from the debenture principal, under certain conditions. An individual is taxable at a rate of 15% on interest or discount fees originating from debentures which are not linked to the index, whether in whole or in part, such as the Series A Notes. The tax rate on interest income or discount fees originating from fully index-linked debentures, including debentures linked to a foreign currency, is 25% in case of a “non-principal” note holder. These tax rates will not apply if any of the following conditions are met: (1) the interest represents income from a “business” or is recorded in the individual’s books of account or is required to be so recorded; (2) the individual has claimed deduction of linkage differences and interest expenses on the debentures; (3) the individual is a “principal” individual note holder; or (4) the individual is employed by a corporation that paid the interest, is a supplier of goods or services to the corporation or has other special relations with the corporation, unless the tax assessing officer is satisfied that the interest rate has been established in good faith and regardless of the existence of any such relations between the individual and the corporation. In these cases, the individual will be taxed at the marginal tax rate. The paying company will deduct tax at a rate of 15% on interest in respect of unlinked debentures, such as the Series A Notes, and at a rate of 25% in the case of linked debentures. The maximum tax rate will apply in the case of an individual who is a “principal” individual note holder, an individual employed by the interest-paying-corporation or a supplier of goods or services to the corporation. The tax rate applicable to interest income (including linkage differences) or discount fees of an Israeli resident corporation is the corporate tax rate. The paying company will deduct tax at the corporate tax rate.

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

(1)	a citizen or individual resident of the United States;

(2)
a corporation (or an entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia);

(3)	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

(4)
a trust if: (A) a U.S. court is able to exercise primary supervision over the trust’s administration and (B) one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (C) if it has a valid election in place to be treated as a U.S. person.

This summary is based on provisions of the Code, existing and proposed U.S. Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this annual report. These authorities and their interpretation are subject to change, possibly with retroactive effect. Notably, in December 2017, the U.S. President signed into law the “Tax Cuts and Jobs Act” (the “Tax Act”), which alters significantly the U.S. federal income tax system. Although this discussion takes into account provisions enacted under the Tax Act, given the complexity of this new law, investors should consult their own tax advisors regarding its potential impact on the U.S. Federal income tax consequences to them in light of their particular circumstances.

This summary applies to U.S. shareholders only if they hold ordinary shares as capital assets for tax purposes.
In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including, but not limited to, U.S. expatriates, insurance companies, banks, regulated investment companies and real estate investment trusts, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding ordinary shares as part of a straddle, hedging or conversion transaction, traders in securities that elect to apply a mark‑to‑market method of accounting, persons subject to the alternative minimum tax, persons who acquired their Elbit Systems’ ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation, persons whose functional currency is not the U.S. dollar, and persons owning (directly, indirectly or by attribution) 10% or more of our outstanding voting shares. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds ordinary shares of Elbit Systems, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds our ordinary shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of our ordinary shares.

This summary does not address the U.S. federal estate or gift tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of ordinary shares.

Dividends

A U.S. Shareholder generally will be required to include in gross income, as ordinary income, the amount of any distributions paid on ordinary shares of Elbit Systems to the extent of Elbit Systems’ current or accumulated earnings and profits (calculated before the reduction of any corresponding Israeli withholding taxes). If a U.S. Shareholder is an individual, trust or estate, dividends received from Elbit Systems generally will be treated as “qualified dividend income”, which is taxable to such U.S. Shareholder at preferential tax rates, provided the U.S. Shareholder has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. There is no assurance that dividends received by U.S. Shareholders from Elbit Systems will be eligible for such preferential tax rates. Each individual U.S. Shareholder of ordinary shares is urged to consult his or her own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his or her own particular situation and regarding the computations of his or her foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable. Dividends paid by Elbit Systems do not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations. Elbit Systems does not intend to compute earnings and profits under U.S. tax principles; therefore, it is likely that all distributions will be treated as paid out of Elbit Systems’ current and accumulated earnings and profits.

The amount of any distribution paid in NIS, including the amount of any Israeli withholding tax thereon, will be included in the gross income of a U.S. Shareholder in an amount equal to the U.S. dollar value of the NIS calculated by reference to the spot rate of exchange in effect on the date the distribution is received by the U.S. Shareholder. If a U.S. Shareholder converts dividends paid in NIS into U.S. dollars on the day Elbit Systems distributes the dividends, the U.S. Shareholder generally should not be required to recognize foreign currency gain or loss with respect to such conversion. If the NIS received in the distribution are not converted into U.S. dollars on the date of receipt, any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of the NIS will be treated as U.S. source ordinary income or loss. Special rules govern and special elections are available to accrual method taxpayers to determine the U.S. dollar amount that should be included in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and the elections applicable in this regard.

Dividends paid by us to a U.S. Shareholder on our ordinary shares will be treated as foreign source income and will generally be categorized as “passive category income” for U.S. foreign tax credit purposes. Subject to the limitations in the Code, as modified by the applicable tax treaty, a U.S. Shareholder may elect to claim a foreign tax credit against its U.S. federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares. Dividends paid with respect to ordinary shares may be subject to special rules if a U.S. Shareholder owns more than 50 percent (by vote or value) of Elbit Systems, which could adversely affect a U.S. Shareholder’s ability to use U.S. foreign tax credits. U.S. Shareholders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the U.S. Shareholder elects to do so with respect to all foreign income taxes. A deduction does not reduce U.S. tax on a dollar-for-dollar basis as it does for a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, a U.S. Shareholder should consult its own tax advisor to determine whether and to what extent it would be entitled to the credit.

Sale, exchange or other disposition

Upon the sale, exchange or other disposition of ordinary shares, a U.S. Shareholder generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other disposition and the U.S. Shareholder’s adjusted tax basis, determined in U.S. dollars, of the ordinary shares. Any gain or loss recognized upon the sale, exchange or other disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other disposition, the holding period of the ordinary shares exceeds one year. In the case of individual U.S. Shareholders, long-term capital gains generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses by a U.S. Shareholder is subject to significant limitations. U.S. Shareholders should consult their own tax advisors in this regard.

In general, gain or loss recognized by a U.S. Shareholder on the sale, exchange or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Shareholders who hold ordinary shares through an Israeli stockbroker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized if the U.S. Shareholder does not obtain approval of an exemption from the Israeli Tax Authorities. Israeli taxes paid under circumstances in which an exemption from such tax was available generally will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. U.S. Shareholders should consult their Israeli stockbroker or other intermediary regarding the procedures for obtaining an exemption.

If a U.S. Shareholder receives NIS upon the sale of ordinary shares, that U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into U.S. dollars.

Medicare Tax

Non-corporate U.S. Shareholders may be subject to an additional 3.8% Medicare tax on all or a portion of “net investment income”, which generally may include dividends on, or capital gains recognized from the disposition of, our ordinary shares. U.S. Shareholders should consult their own tax advisors regarding the applicability of the Medicare tax to their investment in our shares.

Passive Foreign Investment Company rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income (which is generally subject to certain exceptions for active businesses, dividends, interest, rents and royalties and gains from the sales of property generating such income), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2017. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Shareholder could suffer adverse tax consequences under certain circumstances. These consequences may include having gains realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

The PFIC rules are complex. U.S. Shareholders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares.

Informational reporting and backup withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to informational reporting to the Internal Revenue Service (the IRS) and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a holder who timely furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Shareholders generally will not be subject to U.S. informational reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Holders of our ordinary shares should consult their own tax advisors concerning the specific U.S. federal, state and local tax consequences of the ownership and disposition of the ordinary shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Shareholders are urged to consult their own tax advisors concerning whether they will be eligible for benefits under the Unites States-Israel tax treaty.

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

As of December 31, 2016 and December 31, 2017, the notional amount of our outstanding forward contracts was $853.9 million and $575.7 million, respectively. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivatives instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2017. The table does not include information regarding the cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes.

	Maturity Date - Notional Amount
	( US dollars in millions)
	2018	2019	2020	2021	2022 onwards	Total	Fair Value at December 31, 2017
Buy US$ and sell:
EUR	133.9	94.5	25.0	16.2	13.2	282.8	(8.1)
GBP	23.6	3.4	3.1	2.4	6.7	39.2	(0.8)
Other currencies	23.7	12.4	19.6	5.5	—	61.2	(1.2)
Total	181.2	110.3	47.7	24.1	19.9	383.2	(10.1)

	Maturity Date - Notional Amount
	( US dollars in millions)
	2018	2019	2020	2021	2022 onwards	Total	Fair Value at December 31, 2017
Sell US$ and buy:
EUR	35.2	26.3	10.5	2.2	6.8	81.0	2.3
GBP	3.7	—	—	—	—	3.7	0.1
NIS	71.2	—	—	—	—	71.2	2.5
Other currencies	23.3	10.5	2.2	0.6	—	36.6	(1.0)
Total	133.4	36.8	12.7	2.8	6.8	192.5	3.9

At December 31, 2017, a 5% and 10% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized losses of $10.2 and $20.2 million, respectively, and a 5% and 10% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $10.5 and $21.3 million, respectively. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, most of such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2017, our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans and Series A Notes. Our deposits are mainly in U.S. dollars.

In 2010, we issued NIS 1.1 billion (approximately $283 million) of Senior A Notes in a public offering on the TASE. These Senior A Notes are payable in ten equal annual installments on June 30 of each of the years 2011 through 2020 and bear a fixed interest rate of 4.84% per annum, payable semi-annually on June 30 and December 30 of each of the years 2010 through 2020. In 2012, we issued through a public offering on the TASE additional Series A Notes in the aggregate principal amount of NIS 807 million (approximately $217 million), and we issued additional Series A Notes in an aggregate principal amount of NIS 92 million (approximately $24 million) through a private placement to Israeli institutional investors. As of December 31, 2016 and December 31, 2017, the total principal amount of the Series A Notes was $218.5 million and $181.7 million, respectively.

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes (including the additional Series A Notes that were issued in 2012). Under the cross currency interest rate swaps, the Company received fixed NIS at a rate of 4.84% on NIS 2 billion and pays floating six-month USD LIBOR + an average spread of 1.84% on $524 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. (See above Item 5. Operating and Financial Review and Prospects – Israeli Debt Offering.)

The remaining debt is mainly in short and long-term loans in U.S. dollars at floating interest rates. The majority of our borrowings (net of the effect of the cross currency interest rate swap transaction) are usually linked to the relevant LIBOR plus a spread of 0.9% - 1.95%, and therefore are exposed to changes in interest rates. Most of our loans will mature within 2018 and 2019.

Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. At December 31, 2017, a hypothetical 1% (100 basis points) increase in the current interest rates would result an additional expense of $4 millions.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to cause that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2017, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013 Framework).” Based on this assessment, management believes that, as of December 31, 2017, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Kost Forer Gabbay & Kasierer (Kost), an independent registered public accounting firm in Israel and a member of Ernst & Young Global (EY), as stated in their report included in Item 18. Financial Statements.

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

Item 16B.    Code of Ethics.

We have adopted a code of business conduct and ethics that is applicable to all our directors, officers and employees including our principal executive, financial and accounting officers and persons performing similar functions. The code of ethics was approved by our Board and covers areas of professional and business conduct. It is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest. The code of ethics includes a “whistleblower” process to encourage reports of violations. The code of ethics is supplemented by our anti-bribery compliance policy, and we have a supplier code of conduct that is applicable to our supply chain. We provide training on our code of ethics to all of our employees. Our code of ethics, anti-bribery compliance policy and supplier code of conduct are each posted on our website: www.elbitsystems.com.

Item 16C.    Principal Accountant Fees and Services.

At the annual general shareholders meeting held in November 2017, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2017	2016
	(U.S. dollars in thousands)
Audit Fees	$3,064	$2,839
Tax Fees	307	318
Other Fees	319	137
Total	$3,690	$3,294

“Audit Fees” are the aggregate fees for the audit of our consolidated annual financial statements. This category also includes services generally provided by the independent auditor, such as consents and assistance with and review of documents filed with the SEC.. It also includes fees billed for accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and implementation of Topic 606 and other accounting issues that occur from time to time.

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

“Other Fees” are fees billed for services related to assessment of finance software.

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2017 or fiscal year 2016.

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

No shares were repurchased by Elbit Systems during 2017.

Item 16F.    Changes in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.    Corporate Governance.

Generally, we follow corporate governance standards applicable to us under Israeli and U.S. laws and regulations and Nasdaq listing standards.

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

On March 6, 2018, we notified Nasdaq of our intent to follow Israeli home country practice in connection with our 2018 Equity Incentive Plan for Executive Officers which was approved by our Board as permitted by Israeli law without approval by our shareholders. See also Item 6 - Share Ownership - Elbit Systems’ Stock Option Plans - 2018 - Equity Incentive Plan for Executive Officers.

Item 16H.    Mine Safety Disclosure.

Not applicable.

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

See Consolidated Financial Statements attached to this annual report on Form 20-F.

Item 19.    Exhibits.

(a)    Index to Financial Statements

(b)    Exhibits

1.1	Elbit Systems’ Memorandum of Association(1)
1.2	Elbit Systems’ Restated Articles of Association(2)
4.1	Description of the Terms of Office and Employment of the Company’s President and Chief Executive Officer(3)
4.2	Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers
4.3	Elbit Systems Ltd. 2014 Compensation Policy for Executive Officers and Directors(4)
4.4	(Proposed) Elbit Systems Ltd. 2018 Compensation Policy for Executive Officers and Directors(5)
8	Major Operating Subsidiaries of Elbit Systems
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer

(1)
Filed as an exhibit to Elbit Systems’ Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, which was filed with the SEC on April 5, 2001, and incorporated herein by reference.

(2)
Filed as Exhibit 2 to Elbit Systems’ Report of Foreign Private Issuer on Form 6-K filed by Elbit Systems with the SEC on March 26, 2008, and incorporated herein by reference; as amended by that certain amendment filed as Annex A to Exhibit 1 to Elbit Systems’ Report of Foreign Private Issuer on Form 6-K filed by Elbit Systems with the SEC on October 25, 2011, and incorporated herein by reference.

(3)	Filed as Exhibit 4.2 to Elbit Systems’ Annual Report on Form 20-F filed by Elbit Systems with the SEC on March 22, 2016 and incorporated herein by reference.

(4)
Filed as Attachment “A” to Elbit Systems’ proxy statement dated November 27, 2013, which was filed as Exhibit 1 to Elbit Systems’ Report of Foreign Private Issuer on Form 6-K filed by Elbit Systems with the SEC on November 27, 2013, and incorporated herein by reference.

(5)
Filed as Exhibit “A” to Elbit Systems’ proxy statement dated March 1, 2018, which was filed as Exhibit 1 to Elbit Systems’ Report of Foreign Private Issuer on Form 6-K filed by Elbit Systems on March 1, 2018, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2018

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of and for the year ended December 31, 2017

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of and for the year ended December 31, 2017
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2 - F - 3

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 4 - F - 5

Consolidated Statements of Income	F - 6

Consolidated Statements of Comprehensive Income	F - 7

Statements of Changes in Equity	F - 8 - F - 10

Consolidated Statements of Cash Flows	F - 11 - F - 12

Notes to the Consolidated Financial Statements	F - 13 - F - 66

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. ("Elbit Systems") and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements") and financial statement schedule listed in the index at Item 19. In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of Elbit Systems and subsidiaries as of December 31, 2017 and 2016, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board ("United States") ("PCAOB"), Elbit Systems and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 20, 2018, expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of Elbit Systems’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Elbit Systems in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

We have served as Elbit Systems' auditor since 2003.

Tel Aviv, Israel
March 20, 2018

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on Internal Control over Financial Reporting
We have audited Elbit Systems Ltd. ("Elbit Systems") and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Elbit Systems and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Elbit Systems and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and our report dated March 20, 2018 expressed an unqualified opinion thereon.

Basis for Opinion
Elbit Systems’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Elbit Systems and subsidiaries’ internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Tel Aviv, Israel
March 20, 2018

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2017	2016

CURRENT ASSETS:
Cash and cash equivalents		$156,074	$222,810
Short-term bank deposits		3,126	8,882
Available-for-sale marketable securities	(9)	13,371	13,370
Trade and unbilled receivables, net	(3)	1,406,563	1,232,591
Other receivables and prepaid expenses	(4)	128,946	102,979
Inventories, net of customer advances	(5)	902,954	840,266
Total current assets		2,611,034	2,420,898

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	(6)	172,338	180,962
Long-term trade and unbilled receivables	(7)	295,396	189,688
Long-term bank deposits and other receivables	(8)	38,082	15,917
Deferred income taxes, net	(18F)	51,358	79,639
Severance pay fund	(2R)	298,590	264,253
		855,764	730,459

PROPERTY, PLANT AND EQUIPMENT, NET	(10)	495,716	474,109

GOODWILL	(11)	646,715	616,997

OTHER INTANGIBLE ASSETS, NET	(11)	105,688	109,401

Total assets		$4,714,917	$4,351,864

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2017	2016

CURRENT LIABILITIES:
Short-term bank credit and loans	(12)	$133,750	$5,027
Current maturities of long-term loans and Series A Notes	(15,16)	67,556	228,956
Trade payables		633,689	514,106
Other payables and accrued expenses	(13)	835,394	828,716
Customer advances in excess of costs incurred on contracts in progress	(14)	418,560	347,393
Total current liabilities		2,088,949	1,924,198

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	(15)	119,514	475
Series A Notes, net of current maturities	(16)	124,865	171,066
Employee benefit liabilities	(2R)	413,117	376,115
Deferred income taxes and tax liabilities, net	(18F)	68,159	60,098
Customer advances in excess of costs incurred on contracts in progress	(14)	133,649	174,529
Other long-term liabilities		48,692	78,142
Total long-term liabilities		907,996	860,425

COMMITMENTS AND CONTINGENT LIABILITIES	(20)

EQUITY:	(21)
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2017 and 2016; Issued 44,159,951 and 44,154,737 shares as of December 31, 2017 and 2016, respectively; Outstanding 42,751,030 and 42,745,816 shares as of December 31, 2017 and 2016, respectively		12,347	12,345
Additional paid-in capital		262,122	261,992
Treasury shares – 1,408,921 as of December 31, 2017 and 2016		(40,428)	(40,428)
Accumulated other comprehensive loss		(87,652)	(72,181)
Retained earnings		1,561,921	1,398,112
Total Elbit Systems Ltd. equity		1,708,310	1,559,840
Non-controlling interests		9,662	7,401
Total equity		1,717,972	1,567,241

Total liabilities and equity		$4,714,917	$4,351,864

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2017	2016	2015
Revenues	(22)	$3,377,825	$3,260,219	$3,107,581
Cost of revenues		2,379,905	2,300,636	2,210,528
Gross profit		997,920	959,583	897,053
Operating expenses:
Research and development, net	(23)	265,060	255,792	243,416
Marketing and selling, net		280,246	271,037	239,366
General and administrative, net	(1C(6))	133,314	151,353	145,693
Other operating income, net	(1C)	—	(17,575)	—
Total operating expenses		678,620	660,607	628,475

Operating income		319,300	298,976	268,578
Financial expenses, net	(24)	(34,502)	(23,742)	(20,240)
Other income, net	(25)	48	3,967	216
Income before income taxes		284,846	279,201	248,554
Income taxes	(18D)	(55,585)	(45,617)	(46,235)
		229,261	233,584	202,319
Equity in net earnings of affiliated companies and partnerships	(6B)	11,361	5,224	4,542
Net income		$240,622	$238,808	$206,861
Less: net income attributable to non-controlling interests		(1,513)	(1,899)	(4,352)
Net income attributable to Elbit Systems Ltd.’s shareholders		$239,109	$236,909	$202,509

Basic net earnings per share attributable to Elbit Systems Ltd.’s shareholders	(21)	$5.59	$5.54	$4.74
Diluted net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$5.59	$5.54	$4.74

Weighted average number of shares used in computation of basic net earnings per share		42,750	42,742	42,711
Weighted average number of shares used in computation of diluted net earnings per share		42,753	42,752	42,733

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars (In thousands)

	Year ended December 31,
	2017	2016	2015
Net income	$240,622	$238,808	$206,861

Other comprehensive income (loss),net of tax:(*)
Foreign currency translation differences	8,169	(8,471)	(13,917)
Unrealized gains (losses) on derivative instruments, net of tax	(22,224)	6,741	30,632
Pension and other post-retirement benefit plans, net of tax	(662)	(56)	7,892
Unrealized losses on available-for-sale marketable securities, net of tax	(6)	(11)	(59)
	(14,723)	(1,797)	24,548
Total comprehensive income	225,899	237,011	231,409
Less: comprehensive income attributable to non-controlling interest	(2,261)	(673)	(3,927)
Comprehensive income attributable to Elbit Systems Ltd.’s shareholders	$223,638	$236,338	$227,482

(*)	Other comprehensive income (loss), net of tax expenses in the amounts of $5,199, $1,904 and $9,209 for the years 2017, 2016 and 2015, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2015	42,685,495	$12,330	$259,677	$(96,583)	$1,088,711	$(40,428)	$12,228	$1,235,935

Exercise of options	44,573	11	1,605	—	—	—	—	1,616

Stock-based compensation	—	—	139	—	—	—	—	139

Dividends paid	—	—	—	—	(61,570)	—	(8,222)	(69,792)

Purchase of subsidiaries shares, net	—	—	—	—	—	—	120	120

Other comprehensive loss, net of tax expense of $9,209	—	—	—	24,973	—	—	(425)	24,548

Net income attributable to non-controlling interests	—	—	—	—	—	—	4,352	4,352

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	202,509	—	—	202,509

Balance as of December 31, 2015	42,730,068	$12,341	$261,421	$(71,610)	$1,229,650	$(40,428)	$8,053	$1,399,427

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2016	42,730,068	$12,341	$261,421	$(71,610)	$1,229,650	$(40,428)	$8,053	$1,399,427

Exercise of options	15,748	4	501	—	—	—	—	505

Stock-based compensation	—	—	70	—	—	—	—	70

Purchase of minority interest shares, net	—	—	—	—	—	—	(1,325)	(1,325)

Dividends paid	—	—	—	—	(68,447)	—	—	(68,447)

Other comprehensive income, net of tax expense of $1,904	—	—	—	(571)	—	—	(1,226)	(1,797)

Net income attributable to non-controlling interests	—	—	—	—	—	—	1,899	1,899

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	236,909	—	—	236,909

Balance as of December 31, 2016	42,745,816	$12,345	$261,992	$(72,181)	$1,398,112	$(40,428)	$7,401	$1,567,241

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2017	42,745,816	$12,345	$261,992	$(72,181)	$1,398,112	$(40,428)	$7,401	$1,567,241

Exercise of options	5,214	2	117	—	—	—	—	119

Stock-based compensation	—	—	13	—	—	—	—	13

Dividends paid	—	—	—	—	(75,300)	—	—	(75,300)

Other comprehensive loss, net of tax expense of $5,199	—	—	—	(15,471)	—	—	748	(14,723)

Net income attributable to non- controlling interests	—	—	—	—	—	—	1,513	1,513

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	239,109	—	—	239,109

Balance as of December 31, 2017	42,751,030	$12,347	$262,122	$(87,652)	$1,561,921	$(40,428)	$9,662	$1,717,972

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands )

	Year ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$240,622	$238,808	$206,861
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	114,017	122,888	122,354
Write-off impairment on marketable securities	—	86	—
Stock-based compensation	13	70	139
Amortization of Series A Notes discount (premium) and related issuance costs, net	(92)	(92)	(92)
Deferred income taxes and reserve, net	28,774	2,683	15,928
Loss (gain) on sale of property, plant and equipment	(2,440)	(3,347)	1,742
Loss (gain) on sale of investments and deconsolidation of subsidiary	1,358	(16,734)	33
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received(*)	(1,987)	(1,728)	19,999
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	(315,236)	(297,439)	31,860
Decrease (increase) in inventories, net	(59,699)	(8,040)	39,801
Increase (decrease) in trade payables, other payables and accrued expenses	63,273	253,413	(74,280)
Severance, pension and termination indemnities, net	2,003	315	(799)
Increase (decrease) in advances received from customers	30,287	(82,881)	71,282
Net cash provided by operating activities	100,893	208,002	434,828

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(107,880)	(124,221)	(99,175)
Acquisitions of subsidiaries and business operations (Schedule A)	(25,440)	—	(141,436)
Investments in affiliated companies and other companies	(4,964)	(19,277)	(23,852)
Deconsolidation of subsidiary(**)	—	(1,538)	—
Proceeds from sale of property, plant and equipment	6,270	15,745	11,563
Proceeds from sale of investments	12,067	—	—
Investment in long-term deposits	(1,396)	(417)	(396)
Proceeds from sale of long-term deposits	176	894	721
Investment in short-term deposits and available-for-sale marketable securities	(40,893)	(25,622)	(57,175)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	46,491	36,619	128,187
Net cash used in investing activities	(115,569)	(117,817)	(181,563)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	119	505	1,616
Repayment of long-term loans	(167,425)	(48,250)	(226,635)
Proceeds from long-term loans	118,623	—	196,550
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid (***)	(75,300)	(68,447)	(69,792)
Change in short-term bank credit and loans, net	127,455	5,027	(557)
Net cash used in financing activities	(52,060)	(166,697)	(154,350)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(66,736)	(76,512)	98,915
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$222,810	$299,322	$200,407
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$156,074	$222,810	$299,322

(*) Dividends received from affiliated companies and partnerships	$9,374	$3,496	$24,541

(**) During 2016, an Israeli subsidiary was deconsolidated. See Note 1(C)(5) and Note 6(B)(7).

(***) Dividends paid in 2015 included approximately $8,222 in dividends paid by a subsidiary to non-controlling interests.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands )

SUPPLEMENTAL CASH FLOW ACTIVITIES:
	Year ended December 31,
	2017	2016	2015
Cash paid during the year for:
Income taxes, net	$47,707	$28,603	$37,410

Interest	$9,379	$6,254	$3,631

Schedule A: Acquisitions of subsidiaries and business operations	Year ended December 31,
	2017	2016	2015
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital, net (excluding cash and cash equivalents)	$(10,454)	$—	$(7,210)
Property, plant and equipment	672	—	3,368
Other long-term assets	—	—	(250)
Goodwill and other intangible assets	50,185	—	183,718
Deferred income taxes	(3,543)	—	2,606
Long-term liabilities	(11,420)	—	(40,796)
	$25,440	$—	$141,436

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.    GENERAL DESCRIPTION

Elbit Systems Ltd. (“Elbit Systems” or the “Company”) is an Israeli corporation that is 45.80% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the fields of defense, homeland security and commercial aviation. Elbit Systems’ major wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Elop Ltd. (“Elop”), Elbit Systems Land and C4I Ltd. (“ESLC”) and Elbit Systems EW and SIGINT - Elisra Ltd. (“Elisra”).

 B.    SALES TO GOVERNMENTAL AGENCIES

The Company derives a majority of its revenues from direct or indirect sales to governments or governmental agencies. As a result, these sales are subject to the special risks associated with sales to governments or governmental agencies. These risks include, among others, dependence on the resources allocated by governments to defense programs, changes in governmental priorities, anti-corruption regulations, changes in governmental regulations and changes in governmental approvals regarding export licenses required for the Company’s products and for its suppliers. As for major customers, refer to Note 22(C).

C.	ACQUISITIONS AND INVESTMENTS

(1)
In June 2017, the Company completed the acquisition of a 100% interest in a Canadian company for a purchase price of approximately $20,200, of which $10,500 is contingent consideration, which may become payable on the occurrence of certain future events. Based on a purchase price allocation (“PPA”) performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $9,500) and to other intangible assets (approximately $9,500). The results of operation of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition.The effect on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality.

(2)
Also, in June 2017, the Company completed the acquisition of a 100% interest in a Brazilian company for a purchase price of approximately $23,000, of which approximately $9,700 is contingent consideration, which may become payable on the occurrence of certain future events. Based on a PPA performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $15,600) and to other intangible assets (approximately $12,300). The results of operation of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition.The effect on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality.

(3)
In the third quarter of 2016, a third party invested in a newly established Israeli subsidiary acting in the area of energy technology solutions for civilian transportation applications. The third party investor holds certain substantial participation rights. As a result, the Company recognized in other operating income a net gain of approximately $10,500 related to valuation of the shares previously held by the Company.

(4)
In the second quarter of 2016, the Company invested approximately $13,400 in a U.K. company that is a joint venture held 50% by a wholly-owned U.K. subsidiary of the Company and 50% by Kellogg Brown & Root Limited (“KBR”). The joint venture is engaged in the area of flight training systems.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL (Cont.)

C.	ACQUISITIONS AND INVESTMENTS (Cont.)

(5)
In the first quarter of 2016, an Israeli subsidiary was deconsolidated following an investment by a third party, which included certain substantial participating rights. As a result, the Company recognized in other operating income a net gain related to the revaluation of the investment of approximately $7,000.

(6)
In July 2015, the Company acquired a division from an Israeli-based company (the “Seller”), for a total consideration of approximately $154,000, of which approximately $40,000 is contingent consideration, which may become payable on the occurrence of certain future events.

Based on a PPA performed by an independent adviser, the purchase price was attributed to the fair value of assets acquired and liabilities assumed from the seller as follows:

	Fair value	Expected useful lives
Net tangible assets and liabilities assumed (current and non-current)	$(10,287)
Technology	31,997	7.5 years
In-process research and development (“IPR&D”)	714	2.5 years
Customer relationships	9,127	8.5 years
Backlog	11,689	5.5 years
Goodwill	111,142
	$154,382

The results of operation of the acquired business were consolidated in the Company's financial statements commencing on the date of acquisition. The effects on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality.

In December 2016, following certain claims and allegations demanding indemnification pursuant to the asset purchase agreement, the Company signed a settlement agreement with the Seller, in which the parties agreed on certain cash payments and a reduction of up to $4,000 from any contingent consideration payment to Seller. During 2017, the Company recognized a reduction of approximately $31,200 in its contingent consideration related to the acquisition of the division from the Seller (the reductions in the contingent consideration offset general and administrative expenses).

(7)
In April 2015, the Company completed the acquisition of a 100% interest in an Israeli company for a purchase price of approximately $24,000. Based on a PPA performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $8,300) and to other intangible assets (approximately $9,300). The results of operation of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition.The effect on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality.

(8)
In 2010, the Company acquired a 49% interest in an Israeli company (the “Israeli Subsidiary”). On March 30, 2014, the Company, through another wholly-owned Israeli subsidiary, increased its holdings in the Israeli Subsidiary to 90% and, as a result, the Company recognized a gain of approximately $6,000, included in “other operating income, net”, based on the re-measurement of the fair-value of its previously held 49% equity interest in the Israeli Subsidiary. The acquisition was accounted for using the purchase method as a business combination achieved in stages. The results of the Israeli Subsidiary were consolidated in the Company's consolidated financial statements commencing on the date of acquisition. Revenues and earnings from the acquisition date through December 31, 2014, were immaterial to the consolidated results of the Company. In 2016, the Company acquired the additional 10% non-controlling interest in the Israeli Subsidiary for a consideration of $1,300.

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

For those foreign subsidiaries and investees whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates, and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income (loss) in equity.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.    COMPREHENSIVE INCOME

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. Accordingly, the Company presents a separate statement of consolidated comprehensive income.

The following table displays the changes in accumulated other comprehensive income (loss), net of taxes, in the amount of $15,471 and $571, for the years ended December 31, 2017 and December 31, 2016, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of December 31, 2016	$15,261	$17	$(46,807)	$(40,652)	$(72,181)
Other comprehensive income (loss) before reclassifications	25,306	—	(4,441)	7,421	28,286
Amount reclassified from accumulated other comprehensive income (loss)	(47,530)	(6)	3,779	—	(43,757)
Net current-period other comprehensive income (loss)	(22,224)	(6)	(662)	7,421	(15,471)
Balance as of December 31, 2017	$(6,963)	$11	$(47,469)	$(33,231)	$(87,652)

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of December 31, 2015	$8,520	$28	$(46,751)	$(33,407)	$(71,610)
Other comprehensive income (loss) before reclassifications	18,619	—	(3,642)	(7,245)	7,732
Amount reclassified from accumulated other comprehensive income (loss)	(11,878)	(11)	3,586	—	(8,303)
Net current-period other comprehensive income (loss)	6,741	(11)	(56)	(7,245)	(571)
Balance as of December 31, 2016	$15,261	$17	$(46,807)	$(40,652)	$(72,181)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.    BUSINESS COMBINATIONS

The Company applies ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed and non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

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

The amortized cost of debt securities reflects amortization of premiums and accretion of discounts to maturity. Such amortization and accretion together with interest and dividends on securities are included in “financial expenses, net”.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the amortized cost basis of such securities is judged to be other-than-temporary impairment (“OTTI”). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period,if the entity has the intent to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it will still need to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized in earnings. Amounts relating to factors other than credit losses are recorded in OCI.

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

Pre-contract costs are generally expensed, but can be deferred and included in inventory only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific anticipated contract is probable according to the guidelines of ASC 605-35.

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

Investments in preferred shares, which are not in substance common stock, are recorded on a cost basis according to ASC 323-10-15-13, “Investments - Equity Method and Joint Ventures - In-substance Common Stock” and ASC 323-10-40-1, “Investment - Equity Method and Joint Ventures - Investee Capital Transactions”.

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g. budgets, business plans, financial statements, etc.). During 2017 no material impairment was recognized. During 2016 the Company recorded an impairment of approximately $2,500 for one of its affiliated companies and during 2015 no material impairment was recognized.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K. VARIABLE INTEREST ENTITIES

ASC 810-10, “Consolidation”, provides a framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. According to ASC 810-10, the Company consolidates a VIE when it has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The determination of whether the Company should consolidate a VIE is evaluated continuously as existing relationships change or future transactions occur.

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

Also according to ASC 810, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent’s ownership interest with no change of control are treated as equity transactions, rather than acquisitions achieved in stages or dilution gains or losses. Losses of partially-owned consolidated subsidiaries will continue to be allocated to the non-controlling interests even when the investment in the subsidiary was already reduced to zero.

A 51%-held subsidiary in the U.K. (the “UK Subsidiary”) is considered to be a VIE. As Elbit Systems is the primary beneficiary and has both the power to direct its activities and absorb the majority of its losses or the right to the majority of its earnings based upon holding the 51% economic interest, the UK Subsidiary is consolidated in the Company’s financial statements.

The Company holds 50% of the contractual rights in and is the primary beneficiary of, an Israeli limited partnership, which is considered to be a VIE and is consolidated in the Company’s financial statements.

L.    LONG-TERM RECEIVABLES

Long-term trade, unbilled and other receivables, with payment terms in excess of one year that are considered collectible, are recorded at their estimated present values (determined based on the market interest rates at the date of initial recognition).

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

The Company capitalizes direct costs (internal and external) of materials and services used in the development and purchase of internal-use software. Amounts capitalized are amortized on a straight-line basis over a period of three to twelve years and are reported as a component of property and equipment.

The Company is in the process of developing and implementing a new Enterprise Resource Planning (“ERP”) system. Certain costs incurred during the application development stage have been capitalized in accordance with authoritative accounting guidance related to accounting for the cost of computer software developed or obtained for internal use. The net book value of capitalized costs for this new ERP system was approximately $20,600 and $100 as of December 31, 2017 and 2016, respectively. These costs will be amortized over the system's estimated useful life as the ERP system is placed in service.

O.    OTHER INTANGIBLE ASSETS

Other identifiable intangible assets mainly consist of purchased technology, customer relations and trademarks. These intangible assets are stated at cost, net of accumulated amortization and impairments, and are amortized over their useful life using the straight-line method or the accelerated method, whichever better reflects the applicable expected utilization pattern.

P.    IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and finite-lived intangible assets are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment – Subsequent Measurement” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets (or assets group) to be held and used is determined by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount is higher, an asset is deemed to be impaired and the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For each of the three years ended December 31, 2017, 2016 and 2015, no impairment was identified.

As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

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

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2017, no impairment losses were identified.

As required by ASC 820, “Fair Value Measurement”, the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

R.    SEVERANCE PAY

Elbit Systems’ and its Israeli subsidiaries’ obligations for severance pay are calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date and are presented on an undiscounted basis (the “Shut Down Method”). Subject to certain conditions, employees are entitled to one month’s salary for each year of employment or a portion thereof. The obligation is funded by monthly deposits through insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company’s balance sheet. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or losses) accumulated to the balance sheet date.

Elbit Systems and its Israeli subsidiaries have entered into an agreement with some of its employees implementing Section 14 of the Severance Pay Law and the General Approval of the Labor Minister dated June 30, 1998, issued in accordance with such Section 14. The agreement mandates that upon termination of such employees’ employment, all the amounts accrued in their insurance policies will be released to them. The severance pay liabilities and deposits covered by these plans are not reflected in the  balance sheet, as the severance pay risks have been irrevocably transferred to the severance funds.

Severance pay expenses for the years ended December 31, 2017, 2016 and 2015 amounted to approximately $62,777, $55,294 and $47,407, respectively.

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

In 2017, revenues from long-term contracts were recognized primarily using ASC 605-35, “Revenue Recognition - Construction-Type and Production-Type Contracts”, according to which revenues are recognized on the percentage-of-completion (“POC”) basis.

Sales under long-term fixed-price contracts, which provide for a substantial level of development efforts in relation to total contract efforts, are recorded using the cost-to-cost method of accounting as the basis to measure progress toward completing the contract and to recognize revenues using the POC basis. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated total costs at completion. When measuring progress toward completion, the Company may consider other factors, such as contracts' performance obligations or the achievement of milestones.

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

Under the POC method, changes in estimated revenues and/or estimated project costs are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a “cumulative catch-up” basis. The cumulative catch-up basis amounts in the contract estimated total costs are charged to cost of revenues (“COR”) and are reflected in the reported gross profit in the consolidated financial statements. Any changes in performance costs estimates that result in an anticipated loss on contracts are charged to COR when they are probable and reasonably determinable by management. The Company reviews the actual costs and the estimated costs to complete long-term contracts on a quarterly basis. In addition, the Company periodically monitors the impact of changes in estimated contract performance costs that result from cumulative catch-up cost adjustments on COR.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

The nature of the Company's numerous contracts is such that refinements of the estimated performance costs or revenues for a project may occur for various reasons, including: change orders, contract price adjustments, significant technical and development matters encountered during performance and provision for loss and contract costs changes that may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract estimated costs at completion (“EAC”); or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract EAC. In addition, anticipated losses on contracts are recognized when determined to be probable.

These adjustments may result from positive program performance, in which case they would be reflected as a decrease in COR during the period. Likewise, these adjustments may result in an increase in COR if the Company determines it will not be successful in mitigating these risks or realizing related opportunities.

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

The Company's COR included net EAC adjustments resulting from changes in performance cost estimates of approximately $42,700 (1.79% of COR and 4.28% of gross profit), $33,700 (1.47% of COR and 3.52% of gross profit) and $2,600 (0.12% of COR and 0.29% of gross profit) for the years ended December 31, 2017, 2016 and 2015, respectively. Accordingly, during the above mentioned periods there were no material net EAC adjustments to COR.

These adjustments changed the Company's net income by approximately $34,400 ($0.80 per diluted share), $28,200 ($0.66 per diluted share) and $2,100 ($0.05 per diluted share) for the years ended December 31, 2017, 2016 and 2015, respectively.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

In cases where the contract involves the delivery of products and performance of services, or other obligations such as buy-back (see Note 20(B)), the Company follows the guidelines specified in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” in order to allocate the contract consideration between the identified different elements using the relative selling price method. The selling price for each element would be allocated by using a hierarchy of: (1) Vendor Specific Objective Evidence (“VSOE”); (2) Third-Party Evidence (“TPE”) of the selling price for that element; or (3) Estimated Selling Price (“ESP”) for individual elements of an arrangement when VSOE or TPE of the selling price are unavailable.

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

Service revenues include contracts primarily for rendering of services not associated with design, development, manufacturing or production activities. Such revenues may be derived from a stand-alone service contract or a service element which was separated from the design, development or production contract according to the criteria established in ASC 605-25. Service contracts primarily include operation contracts, outsourcing-type arrangements, maintenance contracts, training, installation services and similar items. Revenues from services were less than 10% of consolidated revenues in each of the years ended December 31, 2017, 2016 and 2015.

Such service revenues are usually recognized in accordance with SAB 104 ratably over the service period and when all other revenue recognition criteria are met. Buy-back obligations are recognized upon fulfillment, generally when the related products have been delivered or services have been rendered. In addition, where applicable, the Company recognizes service revenues upon achievement of related performance milestones.

As for research and development costs accounted for as contract costs, refer to Note 2(V).

During 2017, the Company reviewed implementation of a new standard of revenue recognition under ASU 2014-09 "Revenues from Contracts with Customers", which ASU became effective for the Company as of January 1, 2018. See Note 2(AE)(3).

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

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the balance sheet, are as follows:

	2017	2016
Balance, at January 1	$245,728	$191,948
Warranties issued during the year	75,819	111,835
Reduction due to warranties expired or claimed during the year	(126,068)	(58,055)
Additions resulting from acquisitions	2,747	—
Balance, at December 31	$198,226	$245,728

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred unless the costs are related to certain contractual arrangements, which are recorded as part of cost of revenues over the period that revenue is recognized, consistent with the Company’s revenue recognition accounting policy. The Company does not perform significant stand-alone research and development for others.

The Company has certain research and development contractual arrangements that meet the requirements for best efforts research and development accounting. Accordingly, the amounts funded by the customer are recognized as an offset to its research and development expenses rather than as contract revenues.

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Innovation Authority of the Ministry of Economy and Industry (formerly the Office of Chief Scientist's) and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are required to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of COR. For more information regarding such royalty commitments see Note 20(A). For more information regarding grants and participation received, see Note 23.

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

The majority of the Company’s cash and cash equivalents and short and long-term deposits are invested with major banks, mainly in Israel and the United States. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments have a high credit rating.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.    CONCENTRATION OF CREDIT RISKS (Cont.)

The Company's marketable securities include investments in corporate debentures and Israeli Treasury Bills. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

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

The Company entered into foreign exchange forward contracts and cross currency interest rate swaps (together “derivative instruments”) intended to protect against the increase in the dollar equivalent value of forecasted non-dollar currency cash flows and interest as applicable. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency and interest rates exposures (see Note 2(Y)).

Y.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”, which requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative will be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized immediately in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included immediately in earnings in “Financial expenses, net”, in each reporting period (see Note 24).

As part of its hedging strategy, the Company enters into forward exchange contracts in order to protect the Company from the risk that the eventual dollar cash flows from the sale to international customers and purchase of products from international vendors will be adversely affected by changes in exchange rates.

The Company also may enter into forward exchange contracts and options strategies in order to limit the exposure to exchange rate fluctuation associated with payroll expenses mainly incurred in NIS.

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

In addition, in connection with an NIS denominated loan received from a financial institution at a fixed interest rate of 3% in 2013, the Company entered into cross-currency interest rate swap transactions with a notional principal of NIS 440 million to effectively hedge the effect of interest and exchange rate differences from the NIS loan. Under the terms of the cross currency interest rate swap, the Company receives fixed NIS at a rate of 3% and pays interest semi-annually at the rate of USD LIBOR plus 1.35% on the notional principal. As of December 31, 2017, the Company has fully repaid the NIS loan and the swap transaction has fully matured.

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

As of December 31, 2017, the fair value of the Series A Notes, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $193,561.

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

Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Under FASB ASC 825-10, the Company may elect to report certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in net income. After the initial adoption, the election is made at the time an eligible financial assetor financial liability or firm commitment is acquired or incurred, as applicable, or when certain specified reconsideration events occur. The fair value election, with respect to an item, may not be revoked once an election is made.

The Company has elected to account for certain investments that would otherwise be accounted for under the equity method using the fair value method (see Note 6). For these investments the Company will also measure any guarantee at fair value, with changes in fair value reported through earnings. Such investments are categorized as level 3.

The Company’s cross-currency interest rate swaps are valued under an income approach using industry-standard models that consider various assumptions, including time value, volatility factors, current market and contractual prices for the underlying and counterparty non-performance risk. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instruments, and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Accordingly, such instruments are categorized as Level 2.

The Company measures its marketable equity securities, debt securities and foreign currency derivative instruments at fair value. Government debt securities are classified as Level 1. The Company's corporate debt marketable securities trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

The Company’s foreign currency derivative instruments are classified as Level 2 because valuation inputs are based on quoted prices and market observable data of similar instruments.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at
	December 31, 2017 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable securities:
Government bonds	$1,415	$—	$—
Corporate bonds	—	11,956	—
Foreign currency derivatives and option contracts	—	5,953	—
Cross-currency interest rate swap	—	24,009	—
Investment elected to be accounted for using the fair value method	—	—	5,114
Liabilities
Foreign currency derivative and option contracts	—	(12,200)	—
Total	$1,415	$29,718	$5,114

	Fair value measurement at
	December 31, 2016 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable securities:
Government bonds	$1,051	$—	$—
Corporate bonds	—	12,319	—
Foreign currency derivatives and option contracts	—	14,218	—
Cross-currency interest rate swap	—	10,339	—
Investment elected to be accounted for using the fair value method	—	—	5,107
Liabilities
Foreign currency derivative and option contracts	—	(3,636)	—
Cross-currency interest rate swap	—	(1,798)	—
Total	$1,051	$31,442	$5,107

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)
AB.    TRANSFERS OF FINANCIAL ASSETS

ASC 860, “Transfers and Servicing”, establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for transfers of financial assets to qualify for accounting as a sale. Transfers of financial assets typically consist of the factoring of receivables to Israeli and European financial institutions. During 2017, the Company sold rights to receive payments from the Israeli Ministry of Defense (“IMOD”) and a European customer in a total amount of $79,633. Control and risk of these rights were fully transferred in accordance with ASC 860.

The Company's agreement pursuant to which the Company sells its trade receivables is structured such that the Company (i) transfers the proprietary rights in the receivable from the Company to the financial institution, (ii) legally isolates the receivable from the Company's other assets, and presumptively puts the receivable beyond the lawful reach of the Company and its creditors, even in bankruptcy or other receivership, (iii) confers on the financial institution the right to further pledge or exchange the receivable and (iv) eliminates the Company's effective control over the receivable, in the sense that the Company is not entitled and will not be obligated to repurchase the receivable other than in case of failure by the Company to fulfill its commercial obligation under the contract giving rise to the receivable.

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
The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was not material in each of the three years ended December 31, 2017.

AD.    TREASURY SHARES

Elbit Systems’ shares held by the Company are recognized at cost and presented as a reduction of shareholders’ equity.

AE.    RECENT ACCOUNTING PRONOUNCEMENTS

(1)
In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements - Going Concern”, which requires management to evaluate certain conditions, events and management plans that are known or reasonably knowable and that, when considered in the aggregate, raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that financial statements are issued.  This ASU is effective for annual reporting periods ending after December 15, 2016.  ASU 2014-15 was adopted by the Company for the annual period ending December 31, 2017 and did not have a material impact on the consolidated financial statements.

(2)
In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which requires that all deferred income tax assets and liabilities be presented as non-current in the Company’s consolidated balance sheet. ASU 2015-17 represents a change in accounting principles and is effective for fiscal years, and the interim periods within those years, beginning after December 15, 2016. ASU 2015-17 was adopted by the Company for the fiscal year ended December 31, 2017, and the ASU was applied retrospectively to all periods presented, resulting in the reclassification of $32,336 of deferred tax assets from current assets to long-term assets and of $1,800 of deferred tax liabilities from current liabilities to long-term liabilities in the Company's consolidated balance sheet at December 31, 2016.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AE.    RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

(3)
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606 or “the New Standard”). The New Standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the New Standard recognized at the date of initial application and providing certain additional disclosures.  ASU 2014-09, as amended, is effective for annual periods and interim periods beginning on or after December 15, 2017.

Accordingly, the Company adopted the New Standard on January 1, 2018, using the modified retrospective transition method applied to those contracts that were not substantially completed as of that date. Upon adoption, the Company recognized the cumulative effect of adopting this guidance as an adjustment to the opening balance of retained earnings. Prior periods have not been retrospectively adjusted. The Company has completed its evaluation of the potential changes from adopting the New Standard in its financial reporting and disclosures. In addition, the Company has evaluated the impact of the accounting and disclosure changes on its business processes, controls and systems, designed changes to such business processes, controls and systems and implemented the changes during 2017.

The adoption of the New Standard will primarily impact the Company's contracts where revenue was recognized using the percentage-of-completion units-of-delivery method, with the possible resulting impact being revenue that may be recognized over time because control is transferred continuously to the customers over the performance period for contracts recognized over time. The Company will use the cost incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company's performance obligation, since incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. This change also impacts the Company's balance sheet presentation with a decrease in inventories, an increase in contract assets (i.e., unbilled receivables) and a net increase in retained earnings.

In addition, the New Standard requires product engineering and development costs under contracts (or anticipated contracts) with customers to be capitalized as contract fulfillment costs, to the extent recoverable from the associated contract (or anticipated contract) margin, and subsequently amortized as the related goods or services are transfered to the customer.

The New Standard also requires disclosure of remaining performance obligations, which is in concept similar to the backlog data reported by the Company.

The cumulative effect of the transition to the New Standard resulted in an adjustment on January 1, 2018 (effective date of adoption), of a $1,676 increase in retained earnings, a decrease in inventories of $81,864, an increase in contract assets (unbilled receivables) of $80,452 and a net decrease in customer advances and contract liabilities and deferred tax assets in the aggregate amount of $3,088.

(4)
In January 2016, the FASB issued guidance on Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities, ASU 2016-01 - "Financial Instruments - Overall" (Subtopic 825-10). The ASU revises the classification and measurement of investments in certain equity investments and the presentation of certain fair value changes for certain financial liabilities measured at fair value. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017 and interim periods within those years. The adoption of this ASU will not have a material impact on our consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AE.    RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

(5)
In February 2016, the FASB issued guidance on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors), ASU 2016-02 - "Leases" (Topic 842). The ASU requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases. The ASU requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. Topic 842 supersedes the previous leases standard, ASC 840, “Leases”. ASU 2016-02 is effective for the interim and annual periods beginning on or after December 15, 2018 (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

(6)
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments". This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not presented in the balance sheet at fair value. The ASU will replace the current incurred loss approach with an expected loss model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do currently under the other-than-temporary impairment model. The ASU also simplifies the accounting model for purchased credit-impaired debt securities and loans. ASU 2016-13 is effective for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted for annual periods beginning after December 15, 2018, and interim periods therein. The Company is currently evaluating the potential effect of the ASU on its consolidated financial statements.

(7)
In August 2016, the FASB issued ASU 2016-15 - "Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments", which is intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the Consolidated Statement of Cash Flows by providing guidance on eight specific cash flow issues. ASU 2016-15 is effective retrospectively on January 1, 2018, with early adoption permitted. The adoption of this ASU will not have a material impact on our consolidated financial statements.

(8)
In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The ASU requires that the Consolidated Statement of Cash Flows explain the change in total cash and equivalents and amounts generally described as restricted cash or restricted cash equivalents when reconciling the beginning-of-period and end-of-period total amounts. The ASU also requires a reconciliation between the total of cash and equivalents and restricted cash presented on the Consolidated Statement of Cash Flows and the cash and equivalents balance presented on the Consolidated Balance Sheet. ASU 2016-18 is effective retrospectively on January 1, 2018, with early adoption permitted. The adoption of this ASU will not have a material impact on our consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AE.    RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

(9)
In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business, with the objective of adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017. The adoption of this ASU will not have a material impact on our consolidated financial statements.

(10)
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, and early adoption is permitted. The Company does not expect this ASU to have a material effect on its consolidated financial statements.

(11)
In February 2017, the FASB issued ASU 2017-05, “Other Income - Gains and Losses from the Derecognition of Non-financial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Non-financial Assets”. This ASU clarifies the scope and application of ASC 610-20 on the sale or transfer of non-financial assets and in substance non-financial assets to non-customers, including partial sales. The amendments in ASU 2017-05 are effective for annual reporting periods beginning after December 15, 2017. The adoption of this ASU will not have a material impact on our consolidated financial statements.

(12)
In March 2017, the FASB issued ASU 2017-07, “Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”. ASU 2017-07 was issued to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost within an entity's financial statements. The amendments in ASU 2017-07 are effective for annual reporting periods beginning after December 15, 2017. The adoption of this ASU will not have a material impact on our consolidated financial statements.

(13)
In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities”, which is intended to simplify and amend the application of hedge accounting to more clearly portray the economics of an entity’s risk management strategies in its financial statements. The ASU will make more financial and nonfinancial hedging strategies eligible for hedge accounting, reduce complexity in fair value hedges of interest rate risk and ease certain documentation and assessment requirements of hedge effectiveness. It also changes how companies assess effectiveness and amends the presentation and disclosure requirements. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of adopting the ASU on its consolidated financial statements.

AF.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 3 -     TRADE AND UNBILLED RECEIVABLES, NET

The following table presents the components of trade and unbilled receivables, net as of December 31, 2017 and 2016.

	December 31,
	2017	2016
Receivables (1)	$747,327	$723,538
Unbilled receivables	668,821	516,469
Less – allowance for doubtful accounts	(9,585)	(7,416)
	$1,406,563	$1,232,591

(1) Includes receivables from affiliated companies	$75,340	$84,969

Unbilled receivables on long-term contracts principally represent sales recorded under the percentage-of-completion method of accounting, when sales or revenues based on performance attainment, though appropriately recognized, cannot be billed yet under terms of the contract as of the balance sheet date. Accounts receivable include claims on items that the Company believes are earned. Trade receivables and unbilled receivables, other than those detailed under Note 7, are expected to be billed and collected during 2018.

Short and long-term receivables and unbilled receivables include amounts related to contracts with the IMOD in the aggregate amounts of $547,970 and $498,964, as of December 31, 2017 and 2016, respectively.

As for long-term trade and unbilled receivables – see Note 7.

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

The following table presents the components of other receivables and prepaid expenses as of December 31, 2017 and 2016.

	December 31,
	2017	2016
Prepaid expenses	38,420	32,254
Government institutions	66,189	37,937
Derivative instruments	5,953	14,218
Cross-currency interest rate swap	7,501	2,275
Other	10,883	16,295
	$128,946	$102,979

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 5 -    INVENTORIES, NET OF CUSTOMER ADVANCES

The following table presents the components of other inventories, net of customer advances as of December 31, 2017 and 2016.

	December 31,
	2017	2016
Cost incurred on long-term contracts in progress	$612,763	$650,721
Raw materials	342,274	310,780
Advances to suppliers and subcontractors	57,726	52,728
	1,012,763	1,014,229
Less -
Cost incurred on contracts in progress deducted from customer advances	34,523	65,032
Advances received from customers (*)	52,596	65,418
Provision for losses on long-term contracts	22,690	43,513
	$902,954	$840,266

(*)
The Company has transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (see Note 14).

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.    INVESTMENT IN AFFILIATED COMPANIES:

	December 31,
	2017	2016
Companies accounted for under the equity method and the fair value method	$164,761	$173,396
Companies accounted for on a cost basis	7,577	7,566
	$172,338	$180,962

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD AND THE FAIR VALUE METHOD:

	December 31,
	2017	2016
Company A (1)	$65,799	$65,594
Company B (2)	21,708	19,974
Company C (3)	—	11,881
Company D (4)	15,000	19,120
Company E (5)	18,003	18,003
Company F (6)	27,927	25,707
Company G (7)	5,114	5,107
Other	11,210	8,010
	$164,761	$173,396

(1)
Company A is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Company A is engaged in the development and production of various thermal detectors and laser diodes. Company A is jointly controlled and therefore is not consolidated in the Company’s financial statements. During 2017 and 2016, the Company received dividends in the amount of $9,374 and $2,140, respectively from Company A.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD AND THE FAIR VALUE METHOD (Cont.):

(2)
Company B is an Israeli company owned 50.00001% by the Company and 49.99999% by Rafael. Company B focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Company B with Rafael, and therefore Company B is not consolidated in the Company’s financial statements.

(3)
Company C is a Romanian company that was held 40% by the Company. Company C is engaged in the construction of fiber optic-telecommunication networks in Romania. During 2016, the Company wrote off $2,500 of its investment in Company C. During 2017, the Company sold all of its holding in Company C, for a consideration of approximately $12,000.

(4)
Company D is a European company held 33% by the Company. During 2015, the Company, through a wholly-owned Israeli subsidiary, invested approximately $20,000 in Company D, which is engaged in the area of composite aerostructure parts manufacturing for commercial aircraft.

(5)
Company E is an Israeli company held 77% by the Company. During 2016, the Company established Company E, based on its in-house developed energy technology for transportation, that is engaged in developing energy solutions for civilian transportation applications. In July 2016, an international strategic investor invested €16,000 (approximately $18,000) in exchange for 20% of Company E's ownership interest (in preferred shares) and was granted rights in several of Company E's energy related technologies. The investor has certain participating rights in the day-to-day operations of Company E. As a result, the Company deconsolidated Company E and reevaluated its remaining holdings, recognizing a gain of approximately $10,500, which was included in “other operating income, net”. During 2017, the investor invested €2,500 (approximately $2,800) in exchange for an additional 3% ownership in Company E.

(6)
Company F is a U.K. joint venture held 50% by a wholly-owned U.K. subsidiary of the Company and 50% by Kellogg Brown & Root Limited. During 2016, the Company invested in Company F approximately $13,400. Company F is engaged in the area of flight training systems..

(7)
Company G is an Israeli company held 71% by the Company. During 2016, due to an external investment in Company G, in which a third party investor acquired substantial participation rights, Company G ceased to be consolidated in the Company's financial results. The Company has chosen to make a fair value election pursuant to ASC 825, "Financial Instruments", for its investment in Company G. This investment was recorded at fair market value on the consolidated balance sheets and the periodic change in fair market value is recorded as a component of other income (expense), net on the consolidated statements of income. For the year ended December 31, 2017, there was no significant change in fair value.

Equity in net earnings (losses) of affiliated companies and partnerships is as follows:

	Year ended December 31,
	2017	2016	2015
Company A	$9,579	$6,157	$3,948
Company B	1,734	2,047	2,284
Company F	6,427	4,253	—
Company D	(4,129)	(872)	—
Other (*)	(2,250)	(6,361)	(1,690)
	$11,361	$5,224	$4,542

(*)    Includes write-off impairment in Company C in the amount of approximately $2,500 in 2016.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD AND THE FAIR VALUE METHOD (Cont.)

The summarized aggregate financial information of companies accounted for under the equity method and the fair value method is as follows:

Balance Sheet Information:

	December 31,
	2017	2016
Current assets	$542,600	$452,343
Non-current assets	117,438	145,346
Total assets	$660,038	$597,689

Current liabilities	$161,414	$168,352
Non-current liabilities	223,253	103,656
Shareholders' equity	275,371	325,681
Total liabilities and equity	$660,038	$597,689

Income Statement Information:

	Year ended December 31,
	2017	2016	2015
Revenues	$466,349	$424,045	$250,499
Gross profit	$101,242	$83,266	$67,747
Net income	$10,338	$21,252	$13,920

See Note 20(E) for guarantees.

Note 7 -    LONG-TERM TRADE AND UNBILLED RECEIVABLES

The following table presents the components of long-term trade and unbilled receivables as of December 31, 2017 and 2016.

	December 31,
	2017	2016
Receivables	$63,833	$—
Unbilled receivables	231,563	189,688
	$295,396	$189,688

The majority of the long-term unbilled receivables are expected to be billed and collected during the years 2019 - 2021. Long-term trade and unbilled receivables are mainly related to contracts with the IMOD.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

The following table presents the components of long-term bank deposits and other receivables as of December 31, 2017 and 2016.

	December 31,
	2017	2016
Cross-currency interest rate swap	16,508	8,064
Long-term receivables(1)	11,300	—
Deposits with banks and other long-term receivables (2)	10,274	7,853
	$38,082	$15,917

(1)    Includes $9,400 related to legal expenses (see Note 20C).

(2)
Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code in the amount of $8,220 and $7,106 as of December 31, 2017 and 2016, respectively (see Note 17).

Note 9 -     AVAILABLE-FOR-SALE MARKETABLE SECURITIES

As of December 31, 2017 and 2016, the fair value, amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	December 31, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$1,409	6	—	$1,415
Corporate debentures - fixed and floating interest rate	11,951	5	—	11,956
	$13,360	11	—	$13,371

	December 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government debentures - fixed and floating interest rate	$1,051	—	—	$1,051
Corporate debentures - fixed and floating interest rate	12,302	17	—	12,319
	$13,353	17	—	$13,370

The contractual maturities of the available-for-sale marketable securities in future years are as follows:

December 31, 2017
2018	$374
2019	1,568
2020	2,405
2021	2,564
2022 and after	6,218
$13,129

As of December 31, 2017 and 2016, interest receivable included in other receivables amounted to $118 and $147, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 10 -    PROPERTY, PLANT AND EQUIPMENT, NET

The following table presents the components of property, plant and equipment, net as of December 31, 2017 and 2016.

	December 31,
	2017	2016
Cost (1):
Land, buildings and leasehold improvements (2)	$473,483	$450,301
Instruments, machinery and equipment (3)	882,858	807,791
Office furniture and other	90,602	83,431
Motor vehicles and airplanes	48,281	55,457
	1,495,224	1,396,980
Accumulated depreciation	(999,508)	(922,871)
Depreciated cost	$495,716	$474,109

Depreciation expenses for the years ended December 31, 2017, 2016 and 2015 amounted to $85,449, $81,728 and $74,239, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $15,208 and $15,023 as of December 31, 2017 and 2016, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company:

	Israel(a)	U.S.(b)	Other Countries(c)
Owned	2,175,000 square feet	634,000 square feet	891,000 square feet
Leased	2,206,000 square feet	661,000 square feet	472,000 square feet

(a)	Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

(b)	Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of ESA primarily in Texas, New Hampshire, Florida, Alabama and Virginia.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Latin America and Asia-Pacific.

(3)
Includes equipment produced by the Company for its own use in the aggregate amount of $121,205 and $114,241 as of December 31, 2017 and 2016, respectively, and capitalized costs related to the new ERP system (see Note 2(N)).

As for liens on assets – see Notes 20(H) and 20(I).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 11 -     GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	Weighted average useful lives
		December 31,
		2017	2016
Original cost :
Technology	11	$244,352	$234,081
Customer relations	12	114,696	169,695
Trademarks and other	14	160,917	161,019
		519,965	564,795
Accumulated amortization:
Technology		191,866	172,649
Customer relations		89,982	157,179
Trademarks and other		132,429	125,566
		414,277	455,394
Amortized cost		$105,688	$109,401

B.	AMORTIZATION EXPENSES

Amortization expenses amounted to $28,568, $41,160 and $48,115 for the years ended December 31, 2017, 2016 and 2015, respectively.

C.	AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2018		$29,056
2019		27,152
2020		22,317
2021		7,734
2022	and after	19,429
		105,688

D.    CHANGES IN GOODWILL

Changes in goodwill during 2017 were as follows:

2017
Balance, at January 1	$616,997
Additions (1)	26,012
Net translation differences (2)	3,706
Balance, at December 31	$646,715

(1)	See Note 1(C).

(2)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 12 -    SHORT-TERM BANK CREDIT AND LOANS

	Interest %	December 31,
		2017	2016
Short-term loans	Libor+0.9%	$122,118	$—
Short-term bank credit	Mainly Libor+0.9%	11,632	5,027
		$133,750	$5,027

Note 13 -    OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2017	2016
Payroll and related expenses	$190,028	$187,051
Provision for warranty and cost	203,632	250,212
Provision for vendors on accrued expenses	46,773	55,379
Provision for vacation pay (1)	52,891	46,878
Provision for losses on long-term contracts(2)	24,088	39,835
Provision for income tax, net of advances	23,453	33,541
Provision for royalties	36,941	34,330
Other income tax liabilities	4,954	9,762
Value added tax (“VAT”) payable	21,510	6,433
Derivative instruments	12,200	5,429
Purchase obligation	14,159	—
Other (3)	204,765	159,866
	$835,394	$828,716

(1)	Long-term provision for vacation pay as of December 31, 2017 and 2016 was $30,813 and $27,696, respectively, included in other long-term liabilities.

(2)
Includes a provision of $4,586 as of December 31, 2016, related to the cessation of a program with a foreign customer. During 2017, the Company recorded a reversal of reserve which offset COR related to the cessation of the program.

(3)
Includes provisions for estimated future costs in respect of (1) penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g. damages caused by the items sold and claims as to the specific products ordered), and (2) unbilled services of certain third parties.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 14 -    CUSTOMER ADVANCES IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

	December 31,
	2017	2016
Advances received	$639,328	$652,372
Less -
Advances presented under long-term liabilities	133,649	174,529
Advances deducted from inventories	52,596	65,418
	453,083	412,425
Less -
Costs incurred on contracts in progress (See Note 5)	34,523	65,032
	$418,560	$347,393

As for guarantees and liens, see Notes 20(E), 20(H) and 20(I).

Note 15 -    LONG-TERM LOANS, NET OF CURRENT MATURITIES

				December 31,
	Currency	Interest %	Years of maturity	2017	2016
Long-term loans (*)	USD	Libor + 1.45%	1	$118,550	$118,550
	NIS (**)	2.56% - Libor + 1.35%	mainly 1	—	47,317
	Other			1,023	—
				119,573	165,867
Less: current maturities				59	165,392
				$119,514	$475

(*)    For covenants see Note 20(F).
(**)    Includes derivative instrument defined as hedge accounting. See Note 2(Y) and Note 2(AA).

As of December 31, 2017, the LIBOR semi-annual rate for long-term loans denominated in U.S. dollars was 1.837%.

The maturities of these loans for periods after December 31, 2017, are as follows:

2018 - current maturities	$59
2019	118,641
2020	146
2021 and after	727
$119,573

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES

	December 31,
	2017	2016
Series A Notes	$181,713	$218,466
Less – Current maturities	(67,497)	(63,564)
Carrying amount adjustments on Series A Notes (*)	10,420	15,843
Premium on Series A Notes, net	229	321
	$124,865	$171,066

(*)	As a result of fair value hedge accounting, described below and in Notes 2(Y) and 2(AA), the carrying amount of the Series A Notes is adjusted for changes in the interest rates.

In June 2010, the Company issued Series A Notes in the aggregate principal amount of NIS 1.1 billion (approximately $283,000), payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020 (the first interest payment was made on December 30, 2010, and the last interest payment will be made on June 30, 2020). Debt issuance costs were approximately $2,530, of which $2,164 were allocated to the Series A Notes discount, and $366 were allocated to deferred issuance costs and are amortized as financial expenses over the term of the Series A Notes due in 2020.

In March 2012, the Company issued additional Series A Notes in the aggregate principal amount of NIS 807 million (approximately $217,420). The immediate gross proceeds received by the Company for the issuance of the March 2012 Series A Notes were approximately NIS 831 million (approximately $224,000). Debt issuance costs were approximately $2,010, of which $1,795 was allocated to the Series A Notes discount, and $215 was allocated to deferred issuance costs and are amortized as financial expenses over the term of the Series A Notes due in 2020. The premium was approximately $3,675 and is amortized as financial income over the term of the Series A Notes due in December 2020.

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

The Series A Notes (principal and interest) are not linked to any currency or index. The Series A Notes are unsecured, non-convertible and do not restrict the Company’s ability to issue additional notes of any class or distribute dividends in the future. There are no covenants on the Series A Notes. The Series A Notes are listed for trading on the Tel-Aviv Stock Exchange.

During the years ended December 31, 2017, 2016 and 2015, the Company recorded $6,112, $6,565 and $6,812, respectively, as interest expenses and $92, as amortization of debt issuance costs and premium, net, in each of the three years ended December 31, 2017 on the Series A Notes.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 16 - SERIES A NOTES, NET OF CURRENT MATURITIES (Cont.)

The Company also entered into 10-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2010 NIS Series A Notes. Under the cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 1.1 billion and pays floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (six-month) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (1.84% at December 31, 2017) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

In April 2012 and May 2012, the Company entered into cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2012 issuance of Series A Notes. Under these cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 807 million and NIS 92 million and pays floating six-month USD LIBOR + an average spread of 2.02% on $217,300 and 2.285% on $24,100, respectively, which reflects the U.S. dollar value of the 2012 issued Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (six-month) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (1.84% at December 31, 2017) plus an average of 2.05% on the 2012 principal amounts, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

Future principal payments for the Series A Notes, including the effect of the cross-currency interest rate swap transactions are as follows:

		December 31, 2017
2018	current maturities	$55,533
2019		55,533
2020		55,533

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 -     BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, a German subsidiary (the “German Subsidiary”) and a Belgian subsidiary (the “Belgian Subsidiary”) sponsor benefit plans for their employees in the U.S., Germany and Belgium, respectively, as follows:

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2017 and 2016:

	December 31,
	2017	2016
Changes in benefit obligation:
Benefit obligation at beginning of year	$235,246	$219,360
Service cost	7,655	7,768
Interest cost	9,108	8,929
Exchange rate differences	1,551	(669)
Actuarial losses (gain)	19,794	6,861
Benefits paid	(6,213)	(7,003)
Benefit obligation at end of year	$267,141	$235,246
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	140,240	127,455
Actual return on Plans’ assets (net of expenses)	23,343	10,035
Employer contribution	10,591	9,753
Benefits paid	(6,213)	(7,003)
Fair value of Plans’ assets at end of year	$167,961	$140,240
Accrued benefit cost, end of year:
Funded status	(99,180)	(95,003)
Unrecognized net actuarial loss	71,385	71,839
Unrecognized prior service cost	141	206
	$(27,654)	$(22,958)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(1,580)	(1,254)
Accrued benefit liability, non-current	(97,600)	(93,749)
Accumulated other comprehensive income, pre-tax	71,526	72,045
Net amount recognized	$(27,654)	$(22,958)

	Year ended December 31,
	2017	2016	2015
Components of the Plans’ net periodic pension cost:
Service cost	$7,655	$7,768	$8,921
Interest cost	9,108	8,929	8,372
Expected return on Plans’ assets	(10,203)	(9,057)	(8,970)
Amortization of prior service cost	64	65	(62)
Amortization of transition amount	—	—	46
Amortization of net actuarial loss	6,161	5,765	6,295
Total net periodic benefit cost	$12,785	$13,470	$14,602
Additional information
Accumulated benefit obligation	$259,242	$227,799	$213,675

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	December 31,
	2017	2016
Weighted average assumptions:
Discount rate as of December 31	3.4%	4.3%
Expected long-term rate of return on Plans’ assets	7.1%	7.3%
Rate of compensation increase	2.4%	2.4%

Asset allocation by category as of December 31:

	2017	2016
Asset Category:
Equity Securities	66.8%	66.3%
Debt Securities	31.9%	33.1%
Other	1.3%	0.6%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the Plans' obligations and the expected timing of benefit payments. The target asset allocation for the Plans' years presented is as follows:

	2017	2016
Asset Category:
Equity Securities	65.0%	65.0%
Debt Securities	35.0%	35.0%
Total	100.0%	100.0%

The fair value of the asset values by category at December 31, 2017 was as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Asset Category
Cash	$1,913	$1,913	$—	$—
Cash Equivalents:
Money Market Funds (a)	383	383	—	—
Fixed Income Securities:
Mutual Funds (b)	53,519	53,519	—	—
Equity Securities:
International Companies (c)	5,172	5,172	—	—
Mutual Funds (d)	106,974	106,974	—	—
Total	$167,961	$167,961	$—	$—

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

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2017 Plan year have been satisfied as of December 31, 2017. Benefit payments over the next five years are expected to be $7,070 in 2018, $7,811 in 2019, $8,663 in 2020, $9,576 in 2021 and $10,389 in 2022.

2.    Retiree Medical Plan

ESA offers retiree medical benefits to a limited number of retirees, The measurement date for ESA's benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2017 and 2016:

	December 31,
	2017	2016
Change in Benefit Obligation:
Benefit obligation at beginning of period	$2,053	$1,791
Service cost	64	71
Interest cost	67	60
Actuarial (gain) loss	(439)	233
Employee contribution	36	33
Benefits paid	(140)	(135)
Benefit obligation at end of period	$1,641	$2,053
Change in Plan Assets:
Employer contribution	$104	$102
Employee contribution	36	33
Benefits paid	(140)	(135)
Fair value of Plan assets at end of period	$—	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year ended December 31,
	2017	2016
Accrued benefit cost, end of period:
Funded status	$(1,641)	$(2,053)
Unrecognized net actuarial (gain) loss	(1,420)	(1,110)
Accrued benefit cost, end of period	$(3,061)	$(3,163)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(111)	$(180)
Accrued benefit liability, non-current	(1,531)	(1,873)
Accumulated other comprehensive gain, pretax	(1,419)	(1,110)
Net amount recognized	$(3,061)	$(3,163)

Components of net periodic pension cost (for period):
Service cost	$64	$71
Interest cost	67	60
Amortization of net actuarial gain	(128)	(179)
Total net periodic benefit cost	$3	$(48)

Assumptions as of end of period:
Discount rate	3.17%	3.50%
Health care cost trend rate assumed for next year	5.50%	6.50%
Ultimate health care cost trend rate	3.84%	3.80%

The effect of a 1% change in the health care cost trend rate at December 31, 2017 was as follows:

	1% increase	1% decrease
Net periodic benefit cost	$13	$(12)
Benefit obligation	$114	$(103)

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $5,646, $5,300 and $4,209 for the years ended December 31, 2017, 2016 and 2015, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

4.    Non-Qualified Defined Contribution Plan

ESA has two benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive-based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $1,962, $1,194 and $1,221 for the years ended December 31, 2017, 2016 and 2015, respectively, and the total ESA contribution to the plan was $334 for 2017. The cash and cash surrender value of these life insurance policies at December 31, 2017 was $5,190. The total liability related to the 409(A) plan was $8,847 at December 31, 2017.

The second plan implemented is a non-qualified, defined benefit plan for certain executives of ESA. The plan provides a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. They are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $3,030 at December 31, 2017. Related liability for the pension payments is $5,155 at December 31, 2017. As of December 31, 2017, all executives had partially vested balances in the plan.

Note 18 -    TAXES ON INCOME

A.    APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates

Corporate tax rates and real capital gains tax in Israel were 24% in 2017, 25% in 2016 and 26.5% in 2015.

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

Elbit Systems’ and certain of its Israeli subsidiaries’ (“the companies”) operations have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”). Accordingly, certain income of the companies derived from the “Approved Enterprise” programs is tax exempt for two years and subject to reduced tax rates of 25% for five year to eight year periods or tax exempt for a ten year period, commencing in the first year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

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

The entitlement to the above benefits is subject to the companies’ fulfilling the conditions specified in the Law, and the regulations promulgated thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2017, the Company’s management believes that the Company and its Israeli subsidiaries met all conditions of the Law and letters of approval.

As of December 31, 2017, retained earnings of the Company included approximately $698,000 in tax-exempt profits earned by the Company’s “Approved Enterprises”. If the retained tax-exempt income is distributed, with respect to the “Approved Enterprises” it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track, and an income tax liability would have been incurred of approximately $174,500 as of December 31, 2017.

The boards of directors of the Company and its applicable Israeli subsidiaries have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on exempt income attributable to the companies’ “Approved Enterprises” and “Privileged Enterprises”, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the “Approved Enterprise”, “Privileged Enterprise” and “Preferred Enterprises” during the benefit period will be subject to tax at the regular corporate tax rate.

In December 2016, the Knesset (Israeli Parliament) approved amendments to the Law that introduce an innovation box regime for intellectual property (IP)-based companies, enhance tax incentives for certain industrial companies and reduce the standard corporate tax rate and certain withholding rates starting in 2017.

Innovation Box Regime Special Technological Preferred Enterprise
The new regime was tailored by the Israeli government to a post-base erosion and profit shifting (“BEPS”) world, encouraging multinationals to consolidate IP ownership and profits in Israel along with existing Israeli research and development (“R&D”) functions. Tax benefits created to achieve this goal include a reduced corporate income tax rate of 6% on IP-based income and on capital gains from future sale of IP.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

The 6% rate would apply to qualifying Israeli companies that are part of a group with global consolidated revenue of over NIS 10 billion (approximately US $2.9 billion). Other qualifying companies with global consolidated revenue below NIS 10 billion would be subject to a 12% tax rate. However, if the Israeli company is located in Jerusalem or in certain northern or southern parts of Israel, the tax rate is further reduced to 7.5%. Additionally, withholding tax on dividends for foreign investors would be subject to a reduced rate of 4% for all qualifying companies (unless further reduced by a treaty).

Entering into the regime is not conditioned on making additional investments in Israel, and a company could qualify if it invested at least 7% of the last three years’ revenue in R&D (or incurred NIS 75 million in R&D expense per year) and met one of the following three conditions:

1. At least 20% of its employees are R&D employees engaged in R&D (or more than 200 R&D employees);
2. Venture capital investments of NIS 8 million were previously made in the company; or
3. Average annual growth over three years of 25% in sales or employees.

Companies not meeting the above conditions may still be considered as a qualified company at the discretion of the Israeli Innovation Authority of the Ministry of Economy and Industry (formerly, the “Office of the Chief Scientist”). Companies wishing to exit from the regime in the future will not be subject to clawback of tax benefits. The Knesset also approved a stability clause in order to encourage multinationals to invest in Israel. Accordingly, companies will be able to confirm the applicability of tax incentives for a 10-year period under a pre-ruling process. Further, in line with the new Organization for Economic Co-operation and Development (“OECD”) Nexus Approach, the Israeli Finance Minister will promulgate regulations to ensure companies are benefiting from the regime to the extent qualifying R&D expenditures are incurred. The regulations were set to be finalized by March 31, 2017, with new amendments to the Law coming into effect after the regulations have been finalized. Accordingly, the new law was not considered enacted at December 31, 2016.

On May 16, 2017, the Knesset Finance Committee approved the regulations effective as of January 1, 2017.

Enhancement of Current Tax Incentives Regime:
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

The Israeli Parlament enacted a reform to the Law, effective January 2011. According to the reform, a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for a “Preferred Enterprise” status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

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

As of December 31, 2017, the Company's management believes that Elbit Systems' and certain of its Israeli subsidiaries' meet the conditions and qualify as a "Special Preferred Technological Enterprise" tax regime. As a result, the primary effect of applying the "Special Preferred Technological Enterprise" tax regime on the Company's deferred tax assets, net, balance as of December 31, 2017, was a reduction in the amount of approximately $9,500.

B.    NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

In December 2017, the Tax Cuts and Jobs Act (the "2017 Tax Act") was enacted. The 2017 Tax Act represents major tax reform legislation that, among other provisions, reduces the U.S. corporate tax rate. The 2017 Tax Act includes a number of changes that impact the Company's U.S. subsidiaries, most notably, a reduction of the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018.

The 2017 Tax Act also provides for a one-time transition tax on certain foreign earnings and the acceleration of depreciation for certain assets placed into service after September 27, 2017, as well as prospective changes beginning in 2018, including repeal of the domestic manufacturing deduction, acceleration of tax revenue recognition, capitalization of research and development expenditures, additional limitations on executive compensation and limitations on the deductibility of interest.

The Company recognized the income tax effects of the 2017 Tax Act in its 2017 consolidated financial statements in accordance with Staff Accounting Bulletin No. 118, which provides SEC staff guidance for the application of ASC 740, "Income Taxes", in reporting period in which the 2017 Tax Act was enacted. As a result, the Company's financial results reflect in the income tax effects of the 2017 Tax Act for which the accounting under ASC 740 is complete and provisional amounts for those specific income tax effects of the 2017 Tax Act for which the accounting under ASC 740 is incomplete but a reasonable estimate could be determined.

As of December 31, 2017, the Company have not completed its accounting for the tax effects of enactment of the Act; however, in certain cases, as described below, we have made a reasonable estimate of the effects on our existing deferred tax balances.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

B.    NON-ISRAELI SUBSIDIARIES (Cont.)

The changes to existing U.S. tax laws as a result of the 2017 Tax Act, which the Company believe have the most significant impact on the Company's federal income taxes are related to the reduction of the U.S. corporate income tax rate and such effect on deferred tax assets and liabilities, based on provisional amounts: the Company remeasured certain deferred tax assets, net, based on the rates at which they are expected to reverse in the future, which is generally 21%. However, the Company is still analyzing certain aspects of the 2017 Tax Act and refining its calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts. The provisional amount recorded related to the remeasurement of the Company's deferred tax assets, net, balance was $10,950, which is included as an increase in income tax expense and a corresponding reduction in the deferred tax assets, net, as of December 31, 2017.

In addition, the Company's estimates may also be affected as it gain a more thorough understanding of the 2017 Tax Act.

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31,
	2017	2016	2015
Income before taxes on income:
Domestic	$245,680	$234,643	$189,228
Foreign	39,166	44,558	59,326
	$284,846	$279,201	$248,554

D.    TAXES ON INCOME

	Year ended December 31,
	2017	2016	2015
Current taxes:
Domestic	$24,070	$44,095	$34,693
Foreign	12,070	14,454	10,246
	36,140	58,549	44,939
Adjustment for previous years:
Domestic	(2,481)	(18,630)	(903)
Foreign	(1,849)	8	(455)
	(4,330)	(18,622)	(1,358)
Deferred income taxes:
Domestic	12,700	4,605	1,842
Foreign (*)	11,075	1,085	812
	23,775	5,690	2,654
Total taxes on income	$55,585	$45,617	$46,235

Total:
Domestic	$34,289	$30,070	$35,632
Foreign	21,296	15,547	10,603
Total taxes on income	$55,585	$45,617	$46,235

(*) Includes $10,950 in deferred tax asset adjustments in 2017, related to the tax reform in the U.S.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2017	2016
Balance at the beginning of the year	$46,847	$49,813
Additions related to interest and currency translation	5,455	613
Additions based on tax positions taken during a prior period	2,708	14,353
Reductions related to tax positions taken during a prior period	(4,278)	(19,797)
Reductions related to settlement of tax matters	(5,589)	(12,222)
Additions based on tax positions taken during the current period	10,489	14,597
Reductions related to a lapse of applicable statute of limitation	(545)	(510)
Balance at the end of the year	$55,087	$46,847

At December 31, 2017 and 2016, the Company had a liability for unrecognized tax benefits of $55,087 and $46,847, respectively, including an accrual of $2,532 and $1,157 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2017 and 2016, the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. As a result of the settlement of the tax matters, the Company recorded tax benefits of approximately $5,500 and $12,200 during the years 2017 and 2016, respectively, in the statements of income in “taxes on income”. Following the examination by the Israeli Tax Authority, the Company has applied some of the items for which a settlement was reached to subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. Certain Israeli subsidiaries of the Company are currently undergoing tax audits by the Israeli Tax Authority.

As a result of ongoing examinations, tax proceedings in certain countries and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2017, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

	December 31,
	2017	2016
Deferred tax assets:
Reserves and allowances	$25,127	$38,441
Inventory allowances	—	3,730
Property, plant and equipment	(2,324)	(2,621)
Other assets	22,194	32,553
Net operating loss carry-forwards	13,687	14,141
	58,684	86,244

Valuation allowance	(7,326)	(6,605)
Net deferred tax assets	51,358	79,639

Deferred tax liabilities:
Intangible assets	(2,591)	(6,538)
Property, plant and equipment	(10,661)	(11,775)
Reserves and allowances	(4,774)	(4,700)
	(18,026)	(23,013)
Net deferred tax assets	$33,332	$56,626

Deferred tax assets and liabilities are measured based on the enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. As such, during 2017, the Company remeasured its deferred tax assets net, as a result of the enactment of the 2017 Tax Act in the U.S. and applying the provisions of the "Special Preferred Technological Enterprise" tax regime in Israel. The primary effect of the remeasurements was a reduction in deferred tax assets, net, in the aggregate amount of approximately $20,450.

The net tax effect of applying the provisions of the "Special Preferred Technological Enterprise" tax regime in Israel is immaterial as the decrease in current taxes offset the increase in the deferred tax assets.

G.	CARRY-FORWARD TAX LOSSES

As of December 31, 2017, Elbit Systems’ Israeli subsidiaries had estimated total available carry-forward tax losses of approximately $132,912, and its non-Israeli subsidiaries had estimated available carry-forward tax losses of approximately $34,074. The Company had also carry-forward capital losses of approximately $63,824, for which a full valuation allowance was provided.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

H.	RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31,
	2017	2016	2015
Income before taxes as reported in the consolidated statements of income	$284,846	$279,201	$248,554
Statutory tax rate	24.0%	25.0%	26.5%
Theoretical tax expense	$68,363	$69,800	$65,867
Tax benefit arising from reduced rate as an “Approved, Privileged and Preferred Enterprise” and other tax benefits (*)	(15,749)	(16,072)	(20,818)
Tax adjustment in respect of different tax rates for foreign subsidiaries	2,946	3,597	2,433
Changes in carry-forward losses and valuation allowances	4,135	5,290	3,851
Taxes resulting from non-deductible expenses	1,634	3,144	776
Difference in basis of measurement for financial reporting and tax return purposes	(3,257)	135	(849)
Taxes in respect of prior years (See D above)	(4,330)	(18,622)	(1,358)
Other differences, net	1,843	(1,655)	(3,667)
Actual tax expenses	$55,585	$45,617	$46,235
Effective tax rate	19.51%	16.34%	18.60%

(*) Net earnings per share – amounts of the benefit resulting from the Approved, Privileged and Preferred Enterprises:
Basic	$0.37	$0.38	$0.49
Diluted	$0.37	$0.38	$0.49

I.	FINAL TAX ASSESSMENTS

Final tax assessments have been received by the Company up to and including the tax year 2014 and by certain subsidiaries up to 2015.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 -    DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair value of the Company’s outstanding derivative instruments as of December 31, 2017 and December 31, 2016 is summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Derivatives designated as hedging instruments
Foreign exchange contracts	5,235	13,719	11,025	2,926
Cross-currency interest rate swaps	24,009	10,339	—	1,798
	$29,244	$24,058	$11,025	$4,724
Derivatives not designated as hedging instruments
Foreign exchange contracts	718	499	1,175	710
	$718	$499	$1,175	$710

(*)    Presented as part of other receivables and long-term other receivables.
(**)    Presented as part of other payables and long-term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2017 and December 31, 2016, is summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain (Loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain (Loss) of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Derivatives designated as hedging instruments:
Foreign exchange contracts	$27,841	$21,891	$55,851	$13,653	$(2,419)	$—
Derivatives not designated as hedging instruments:
Foreign exchange contracts and other derivatives instruments	$—	$—	$—	$—	$(1,494)	$1,592

(*)	Presented as part of revenues/cost of revenue and equity in net earning of affiliated companies and partnerships.

(**)	Presented as part of financial income (expenses), net

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The annual net effect on earnings from the cross-currency swaps was a gain of approximately $8,500, of which approximately $4,535 was offset against exchange rate difference related to Series A Notes and approximately $3,964 was offset against interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2017 and December 31, 2016, is summarized below:

	Forward contracts
	Buy		Sell
	December 31,		December 31,
	2017	2016	2017	2016
Euro	$81,037	$37,054	$282,760	$89,764
GBP	3,662	4,777	39,226	31,450
NIS	71,200	646,500	—	—
Other	36,555	25,078	61,228	19,260
	$192,454	$713,409	$383,214	$140,474

Note 20 -    COMMITMENTS AND CONTINGENT LIABILITIES

A.    ROYALTY COMMITMENTS

Elbit Systems and certain Israeli subsidiaries partially finance their research and development expenditures under grant programs sponsored by the Israel Innovation Authority (“IIA”) of the Ministry of Economy and Industry (formerly the "Office of Chief Scientist") for the support of research and development activities conducted in Israel. At the time the grants were received from the IIA, successful development of the related projects was not assured.

In exchange for participation in the programs by the IIA, Elbit Systems and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the IIA, linked to the dollar, bearing annual interest at a rate based on LIBOR. The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

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

Royalties expenses amounted to $10,424, $4,460 and $7,811 in 2017, 2016 and 2015, respectively.

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

Should the Company be unable to meet such obligations it may be subject to contractual penalties, the Company's guarantees may be drawn upon, and the Company's chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated.

At December 31, 2017, the Company had outstanding buy-back obligations totaling approximately $1,309,000 that extend through 2028.

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

In 2015, Elbit Systems of America, LLC and Elbit Systems Land & C4I Ltd. (collectively “Elbit”) filed a claim for patent infringement in the U.S. District Court for the Eastern District of Texas (the “Court”) against Hughes Network Systems, LLC (“Hughes”), Black Elk Energy Offshore Operations, LLC (“Black Elk”), Blue Tide Communications, Inc. (“Blue Tide”) and Country Home Investments, Inc. (“Country Home”) (Hughes, Black Elk, Blue Tide and Country Home are referred to collectively as the “defendants”). The claim alleges that the defendants infringed the Company's patents relating to “Reverse Link for a Satellite Communications Network” and “Infrastructure for Telephony Network”. In June 2017, Elbit voluntarily dismissed Blue Tide and Country Home as defendants, and Black Elk was dismissed earlier since it was in bankruptcy. A trial was conducted before a jury from July 31 - August 7, 2017. The jury concluded that Hughes infringed Elbit's patents, rejected Hughes' invalidity arguments and returned a damages verdict in Elbit's favor of $21,075 . Elbit sought additional post verdict damages, interest and certain attorneys' fees and costs in excess of an additional $20,000 beyond the jury verdict. Hughes filed motions for a judgment in its favor as a matter of law and for a new trial. The court is expected to rule on the various motions by the middle of 2018.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

D.    LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2017, are as follows:

2018	$60,366
2019	53,806
2020	38,434
2021	24,280
2022 and after	118,142
$295,028

Lease expenses for the years ended December 31, 2017, 2016 and 2015 amounted to $47,479, $44,614 and $37,169, respectively.

E.    GUARANTEES

(1)
As of December 31, 2017, guarantees in the amount of approximately $1,398,600 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain advances from customers and performance bonds.

(2)
The Company has provided, on a basis proportional to its ownership interest, guarantees for one of its investees in respect of credit lines granted by banks in the aggregate amount of $4,207 as of December 31, 2016. As of December 31, 2017, the guarantees expired.

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

As of December 31, 2017, the Company met all financial covenants.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 20 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

G.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in various countries. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and typically include the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2017 and 2016, the purchase commitments were $1,592,000 and $1,313,000, respectively.

H.    FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of approximately $1,398,600 as of December 31, 2017, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

I.	LIEN ON APPROVED ENTERPRISES

A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel (see Note 18(A)(3)).

Note 21 -    SHAREHOLDERS’ EQUITY

A.    SHARE CAPITAL
Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.    2007 STOCK OPTION PLAN

In 2007 Elbit Systems' shareholders approved an employee Stock Option Plan (the “2007 Stock Option Plan”). As of December 31, 2017, there were 2,500 options remaining unexercised under the 2007 Stock Option Plan.

Compensation expenses related to the 2007 Option Plan amounting to $13, $70 and $139 were recognized during the years ended December 31, 2017, 2016 and 2015, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 -    SHAREHOLDERS’ EQUITY (Cont.)

C.    COMPUTATION OF EARNINGS PER SHARE
Computation of basic and diluted net earnings per share:

	Year ended December 31, 2017			Year ended December 31, 2016			Year ended December 31, 2015
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$239,109	42,750	$5.59	$236,909	42,742	$5.54	$202,509	42,711	$4.74

Effect of dilutive securities:
Employee stock options	—	3		—	10		—	22
Diluted net earnings	$239,109	42,753	$5.59	$236,909	42,752	$5.54	$202,509	42,733	$4.74

(*) In thousands

D.	2012 PHANTOM BONUS RETENTION PLAN

In August 2012, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Officers (the “Plan”). In August 2013, the Plan was extended to include other officers of the Company.

The Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. As of December 31, 2017, 2,335,010 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $56.87.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $28,254, $32,065 and $25,893 in the years ended December 31, 2017, 2016 and 2015, respectively, as compensation costs related to the phantom bonus units granted under the Plan, as follows:

	Year ended December 31,
	2017	2016	2015
Cost of revenues	$10,199	$10,056	$5,859
General and administration expenses	13,948	18,024	17,864
Marketing and selling	4,107	3,985	2,170
	$28,254	$32,065	$25,893

E.    DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 22 -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS AS FOLLOWS:

	Year ended December 31,
	2017	2016	2015
North America	$827,608	$825,665	$838,893
Asia-Pacific	670,490	801,639	800,333
Israel	741,873	709,562	616,611
Europe	763,963	640,763	497,559
Latin America	193,369	212,773	325,371
Other	180,522	69,817	28,814
	$3,377,825	$3,260,219	$3,107,581

B.    REVENUES ARE GENERATED BY THE FOLLOWING AREAS OF OPERATIONS:

	Year ended December 31,
	2017	2016	2015
Airborne systems	$1,272,075	$1,242,286	$1,225,678
C4ISR systems	1,144,789	1,220,917	995,200
Land systems	503,878	408,003	558,658
Electro-optic systems	341,215	276,029	231,939
Other (*)	115,868	112,984	96,106
	$3,377,825	$3,260,219	$3,107,581

(*)    Mainly non-defense engineering and production services.

C.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year ended December 31,
	2017	2016	2015
IMOD	19%	18%	17%

D.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

	Year ended December 31,
	2017	2016	2015
Israel	$922,367	$943,381	$946,870
U.S.	147,255	149,581	157,835
Other	178,497	107,545	115,330
	$1,248,119	$1,200,507	$1,220,035

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 23 -    RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2017	2016	2015
Total expenses	$301,382	$291,749	$277,837
Less - grants and participations	(36,322)	(35,957)	(34,421)
	$265,060	$255,792	$243,416

Note 24 -    FINANCIAL EXPENSES, NET

	Year ended December 31,
	2017	2016	2015
Expenses:
Interest on long-term bank debt	$(2,779)	$(1,489)	$(2,365)
Interest on Series A Notes, net	(6,112)	(6,565)	(6,812)
Interest on short-term bank credit and loans	(8,432)	(5,457)	(2,604)
Loss from exchange rate differences, net	(4,487)	(2,224)	(6,341)
Other	(14,253)	(9,495)	(4,144)
	(36,063)	(25,230)	(22,266)
Income:
Interest on cash, cash equivalents and bank deposits	751	933	850
Other	810	555	1,176
	1,561	1,488	2,026
	$(34,502)	$(23,742)	$(20,240)

Note 25 -    OTHER INCOME, NET

	Year ended December 31,
	2017	2016	2015
Capital gain (*)	$—	$3,868	$133
Other	48	99	83
	$48	$3,967	$216

(*) During 2016, the Company recognized a gain from the sale of land and property.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 26 -    RELATED PARTIES' TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2017	2016	2015
Income -
Sales to related-party companies (*)	$179,867	$176,429	$150,999
Participation in expenses	$2,625	$2,502	$2,257
Cost and expenses -
Supplies from related parties (**)	$16,900	$20,224	$14,890

Balances:	December 31,
	2017	2016
Trade receivables and other receivables (*)	$77,470	$88,876
Trade payables and advances (**)	$28,675	$16,110

The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	A significant portion of the sales and balances include sales of helmet mounted cueing systems purchased from the Company by 50%-owned subsidiaries of ESA.

(**)
Includes mainly electro-optics components and sensors, purchased by the Company from a 50%-owned Israeli partnership, and electro-optics products purchased by the Company from another 50%-owned Israeli subsidiary.

Note 27 -    SUBSEQUENT EVENT

On February 27, 2018, subsequent to the balance sheet date, the Board of Directors of the Company approved the 2018 Equity Incentive Plan for Executive Officers, to allocate up to 1,000,000 options to be exercised using a Net-Exercise Mechanism, which entitles the recipients to exercise the options for an amount of shares reflecting only the benefit factor.

¬ ¬ ¬

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year ended December 31, 2017:
Provisions for Losses on Long-Term Contracts (*)	83,348	14,149	50,719	—	46,778
Provisions for Claims and Potential Contractual Penalties and Others	4,484	1,186	264	—	5,406
Allowance for Doubtful Accounts	7,416	2,541	372	—	9,585
Valuation Allowance on Deferred Taxes	6,605	798	77	—	7,326

Year ended December 31, 2016:
Provisions for Losses on Long-Term Contracts (*)	130,274	20,775	67,701	—	83,348
Provisions for Claims and Potential Contractual Penalties and Others	7,501	158	3,175	—	4,484
Allowance for Doubtful Accounts	6,738	1,554	876	—	7,416
Valuation Allowance on Deferred Taxes	6,540	2,641	2,576	—	6,605

Year ended December 31, 2015:
Provisions for Losses on Long-Term Contracts (*)	135,548	20,588	31,961	6,099	130,274
Provisions for Claims and Potential Contractual Penalties and Others	7,557	1,860	1,916	—	7,501
Allowance for Doubtful Accounts	7,445	1,330	2,037	—	6,738
Valuation Allowance on Deferred Taxes	5,424	3,770	2,654	—	6,540

(*)
An amount of $22,690, $43,513 and $80,464 as of December 31, 2017, 2016 and 2015, respectively, is presented as a deduction from inventories, and an amount of $24,088, $39,835 and $49,810 as of December 31, 2017, 2016 and 2015, respectively, is presented as part of other payables and accrued expenses.

S-1