Form 20-F
period 2018-12-31
ELBIT SYSTEMS LTD
filed 2019-03-19
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2018
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
Tel: 972-77-294-6404
Fax: 972-77-294-6944
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
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 42,753,182 Ordinary Shares.

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

Forward-looking statements contained herein generally are identified by the words “believe”, "estimate," “project”, “expect”, “will likely result”, “strategy”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” and similar expressions, and the negatives thereof. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions, are not guarantees of future performance and involve certain risks and uncertainties, the outcomes of which cannot be predicted. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation:

•	the scope and length of customer contracts;

•	governmental regulations and approvals;

•	changes in governmental budgeting priorities;

•	general market, political and economic conditions in the countries in which we operate or sell, including Israel and the United States among others;

•	differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts;

•	the impact on our backlog from export restrictions by the Government of Israel;

•	our ability to achieve strategic goals from acquisitions of businesses and the risks associated with the integration of such businesses;

•	our ability to protect our proprietary information and avoid, withstand and/or recover from cyber attacks on our systems;

•	the effect of competitive products, technology and pricing;

•	our ability to attract, incentivize and retain key employees;

•	changes in applicable tax rates;

•	fluctuations in foreign currency exchange rates;

•	inventory write-downs and possible liabilities to customers from program cancellations due to political relations between Israel and countries where our customers may be located; and

•	the outcome of legal and/or regulatory proceedings.

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

Item 3.    Key Information.

Selected Financial Data

The following selected consolidated financial data of the Company as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 are derived from our audited consolidated financial statements, including our audited consolidated financial statements as of December 31, 2017 and 2018, and for each of the years ended December 31, 2016, 2017 and 2018, which appear in Item 18 in this annual report on Form 20-F. You should read the audited consolidated financial statements appearing in Item 18 together with the selected financial data set forth below. (For more information regarding GAAP and non-GAAP financial data see Item 5. Operating and Financial Review and Prospects.)

	Years Ended December 31,
	(U.S. dollars in millions, except for per share amounts)
	2014	2015	2016	2017	2018
Income Statement Data:
Revenues	$2,958.2	$3,107.6	$3,260.2	$3,377.8	$3,683.7
Cost of revenues	2,133.2	2,210.5	2,294.9	2,374.8	2,707.5
Gross profit	825.0	897.1	965.3	1,003.0	976.2
Research and development expenses, net	228.0	243.4	255.8	265.1	287.4
Marketing and selling expenses	216.5	239.4	271.0	280.2	281.0
General and administrative expenses	139.6	145.7	151.4	133.3	160.3
Gain from changes in holdings	(6.0)	—	(17.6)	—	(45.4)
Total operating expenses	578.1	628.5	660.6	678.6	683.3
Operating income	246.9	268.6	304.7	324.4	292.8
Financial expenses, net	(47.5)	(20.2)	(23.7)	(34.5)	(44.1)
Other income, net	0.1	0.2	(1.7)	(5.1)	(11.4)
Income before taxes on income	199.5	248.6	279.3	284.8	237.3
Taxes on income	25.6	46.2	(45.6)	(55.6)	(26.4)
Equity in net earnings of affiliated companies and partnerships	5.5	4.5	5.2	11.4	(2.2)
Net income	179.4	206.9	238.9	240.6	208.7
Less: net income attributable to non-controlling interests	(8.4)	(4.4)	(1.9)	(1.5)	(1.9)
Income attributable to Elbit Systems’ shareholders	$171.0	$202.5	$237.0	$239.1	$206.7
Earnings per share:
Basic net earnings per share
Continuing operations	$4.01	$4.74	$5.54	$5.59	$4.84
Discontinued operations	—	—	—	—	—
Total	$4.01	$4.74	$5.54	$5.59	$4.84
Diluted net earnings per share
Continuing operations	$4.01	$4.74	$5.54	$5.59	$4.84
Discontinued operations	—	—	—	—	—
Total	$4.01	$4.74	$5.54	$5.59	$4.84

	As of December 31,
	(U.S. dollars in millions, except for per share amounts)
	2014	2015	2016	2017	2018
Balance Sheet Data:
Cash, cash equivalents, short-term bank deposits and marketable securities	306	332	245	173	225
Working capital	626	645	527	522	369
Long-term deposits, marketable securities and other receivables	18	16	16	38	43
Long-term trade and unbilled receivables	213	152	190	295	297
Property, plant and equipment, net	442	450	474	496	687
Total assets	4,021	4,124	4,352	4,715	6,451
Long-term debt	221	166	—	120	468
Series A Notes, net of current maturities	294	227	171	125	56
Capital stock	272	274	274	274	276
Elbit Systems shareholders’ equity	1,227	1,391	1,560	1,708	1,832
Non-controlling interests	12	8	7	10	22
Total equity	1,239	1,399	1,567	1,718	1,854
Number of outstanding ordinary shares of NIS 1 par value (in thousands)	42,685	42,730	42,746	42,751	42,753
Dividends paid per ordinary share with respect to the applicable year	$1.28	$1.44	$1.60	$1.76	$1.76

Risk Factors

General Risks Related to Our Business and Market

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DoD) and military or other governmental authorities of various countries, pursuant to contracts awarded to us under defense and homeland security-related programs. The funding of these programs could be reduced or eliminated due to numerous factors, including geo-political events and macro-economic conditions that are beyond our control. Reduction or elimination of government spending under our contracts would cause a negative effect on our revenues, results of operations, cash flow and financial condition.

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

We depend on governmental approval of our exports. Our international sales, as well as our international procurement of skilled human resources, technology and components, depend largely on export license approvals from the governments of Israel, the U.S. and other countries. If we fail to obtain material approvals in the future, or if material approvals previously obtained are revoked or expire and are not renewed due to factors such as changes in political conditions or imposition of sanctions, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, revenues, assets, liabilities and results of operations. (See Item 4. Information on the Company – Governmental Regulation.)

We are subject to government procurement and anti-bribery rules and regulations. We are required to comply with government contracting rules and regulations relating to, among other things, cost accounting, sales of various types of munitions, anti-bribery and procurement integrity, which increase our performance and compliance costs. (See Item 4. Information on the Company – Governmental Regulation.) Failure to comply with these rules and regulations could result in the modification, termination or reduction of the value of our contracts, the assessment of penalties and fines against us, or our suspension or debarment from government contracting or subcontracting for a period of time, all of which could negatively impact our results of operations and financial condition. We are engaged in activities in certain markets considered to be high risk from an anti-bribery compliance perspective, and investigations by government agencies in a number of countries, including Israel and the U.S., in the anti-bribery area are increasingly prevalent.

We face other risks in our international operations. We derive a significant portion of our revenues from international sales. Entry into new markets as well as changes in international, political, economic or geographic conditions could cause significant reductions in our revenues, which could harm our business, financial condition and results of operations. In addition to the other risks from international operations set forth elsewhere in these Risk Factors, some of the risks of doing business internationally include international trade sanctions, imposition of tariffs and other trade barriers and restrictions. Imposition of import restrictions or tariffs by any government could lead to retaliatory actions by other countries with broad effects in many industries and economies internationally. Broad-based international trade conflicts could have negative consequences on the demand for our products and services outside Israel. Other risks of doing business internationally include political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships and increasing instances of terrorism worldwide. Some of these risks may be affected by Israel’s overall political situation. (See “Risks Related to Our Israeli Operations” below.)

Funding obligations to our pension plans could reduce our liquidity. Funding obligations for certain of our pension plans are impacted by the performance of the financial markets and interest rates. When interest rates are low, or if the financial markets do not provide expected returns, we may be required to make additional contributions to these pension plans. Volatility in the equity markets or actuarial changes in mortality tables can change our estimate of future pension plan contribution requirements. (See Item 18. Financial Statements – Notes 2S and 17.)

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

We operate in a competitive industry. The markets in which we participate are highly competitive and characterized by technological change. If we are unable to improve existing systems and products and develop new systems and technologies in order to meet evolving customer demands, our business could be adversely affected. In addition, our competitors could introduce new products with innovative capabilities, which could adversely affect our business. We compete with many large and mid-tier defense, homeland security and commercial aviation contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are larger and have greater resources than us, and therefore may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs.

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

We face risks of cost overruns in fixed-price contracts. Most of our contracts are fixed-price contracts, under which we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk of adverse effects on our financial performance from such increased or unexpected costs can be particularly significant under a fixed-price contracts for which changes in estimated gross profit/loss are recorded on a “cumulative catch-up basis”. (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2T (Significant Accounting Policies - Revenue Recognition).) The costs most likely to fluctuate under our fixed price contracts relate to internal design and engineering efforts. However, we do not believe changes in the market costs of particular commodities that may be used in the production of our products are likely to present a material risk to our costs. To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which would have a negative effect on our results of operations, financial position and cash flow.

We face fluctuations in revenues and profit margins. Our revenues may fluctuate between periods due to changes in pricing, sales volume or project mix. Moreover, because certain of our project revenues are recognized upon achievement of performance milestones, such as units-of-delivery / point-in-time revenue recognition, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margin may vary significantly during the course of a project as a result of changes in estimated project gross profits that are recorded in results of operations on a cumulative catch-up basis pursuant to the percentage-of-completion accounting method due to judgment and estimates that are complex and are subject to a number of variables. (See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2T (Significant Accounting Policies - Revenue Recognition).) As a result, our financial results for prior periods may not provide a reliable indicator of our future results.

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

A cyber or security breach or disruption or failure in a computer system could adversely affect us. Our operations depend on the continued and secure functioning of our computer and communications systems and the protection of information stored in computer databases maintained by us and, in certain circumstances, by third parties. Such systems and databases are subject to breach, damage, disruption or failure from, among other things, cyber attacks and other unauthorized intrusions, power losses, telecommunications failures, earthquakes, fires and other natural disasters.

We have been subject to attempted cyber attacks and face ongoing threats to our computer and communications systems and databases of unauthorized access, computer hackers, computer viruses, malicious code, cyber crime, organized cyber attacks and other security problems and system disruptions. In particular, we may be targeted by experienced computer programmers and hackers (including those sponsored by foreign governments or terrorist organizations) who may attempt to penetrate our cyber security defenses and damage or disrupt our computer and communications systems and misappropriate or compromise our intellectual property or other confidential information or that of our customers.

Governmental and other end users and customers are increasingly requiring us to meet specific computer system cyber protection and information assurance requirements and standards as a condition for us to receive customer program-related information. We devote significant resources to maintain and upgrade the security of our systems and databases and to meet applicable customer requirements regarding their protection. However, despite our efforts to secure our systems and databases and meet cyber protection and information assurance requirements, we may still face system failures, data breaches, loss of intellectual property and interruptions in our operations, which could have a material adverse effect on our business, financial condition and results of operations.

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

We have risks relating to pre-contract costs. We sometimes participate in “risk-sharing” contracts, or incur pre-contract costs relating to specific anticipated contracts or delivery orders, in which our non-recurring costs or other costs that are pre-contract costs are only recoverable if the contract or order is actually awarded or if there is a sufficient level of sales for the applicable product, which level of sales typically is not guaranteed. If the anticipated contract is not awarded or if sales do not occur at the level anticipated, we may not be able to recover our non-recurring or pre-contract costs.

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
Recently enacted tax legislation in the United States may impact our business. On December 22, 2017, the U.S. President signed into law federal tax legislation commonly referred to as the Tax Cuts and Jobs Act. The Tax Cuts and Jobs Act provides for significant and wide-ranging changes to the U.S. Internal Revenue Code. Among a number of significant changes to the current U.S. federal income tax rules, the Tax Cuts and Jobs Act reduced the marginal U.S. corporate income tax rate from 35% to 21%, limited the deduction for net interest expense, shifted the United States toward a more territorial tax system and imposed new taxes to combat erosion of the U.S. federal income tax base. Our financial statements for the year ended December 31, 2018 reflect the effects of the Tax Cuts and Jobs Act based on current guidance. However, there are uncertainties and ambiguities in the application of certain provisions of the Tax Cuts and Jobs Act, and as a result we made certain judgments and assumptions in the interpretation thereof. The U.S. Treasury Department and the Internal Revenue Service may issue further guidance on how the provisions of the Tax Cuts and Jobs Act will be applied or otherwise administered that differs from our current interpretation. In addition, the Tax Cuts and Jobs Act could be subject to potential amendments and technical corrections, any of which could materially lessen or increase certain adverse impacts of the legislation on us. As we further analyze the impact of the Tax Cuts and Jobs Act and collect relevant information, we may make adjustments to the provisional amounts.

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
We face acquisition and integration risks. From time to time we make equity or asset acquisitions and investments in companies and technology ventures such as our 2018 acquisitions of IMI Systems Ltd. (IMI) and Universal Avionics Systems Corporation. Such acquisitions generally are intended to achieve various strategic initiatives including the expansion of our product or service offerings, technical capabilities or customer base. (See Item 4. Information on the Company – Mergers, Acquisitions and Divestitures.) Such acquisitions involve risks and uncertainties such as:

•	our pre-acquisition due diligence may fail to identify material risks;

•	significant acquisitions may negatively impact our cash flow and financial liquidity;

•
significant goodwill assets recorded on our consolidated balance sheet from prior acquisitions are subject to impairment testing, and unfavorable changes in circumstances could result in impairment to those assets;

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

•	we may fail to retain key employees of the acquired businesses;

•	the attention of senior management may be diverted from our existing operations;

•	we may be exposed to potential shareholder claims if we acquire a significant interest in a publicly traded company; and

•
certain of our newly acquired operating subsidiaries in various countries could be subject to more restrictive regulations by the local authorities after our acquisition, including regulations relating to foreign ownership of, and export authorizations for, local companies.

We cannot assure that these risks or other unforeseen factors will not offset the intended benefits of the acquisitions, and such risks could have a material adverse effect on our financial condition and results of operation.

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

We have a major shareholder with significant influence over certain matters requiring shareholder approval. Federmann Enterprises Ltd. (FEL) owns approximately 46% of our ordinary shares, directly and indirectly. Therefore, subject to shareholder approval special majority requirements under the Companies Law and our Articles of Association, FEL may have significant influence over the outcome of certain matters requiring shareholder approval, including the election of directors who are not External Directors. Michael Federmann, who serves as the chair of our board of directors, is (through entities in his control) the controlling shareholder of FEL, and he is also the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of ordinary shares owned by FEL. (See below - Item 6. Directors, Senior Management and Employees - Board Practices - Appointment of Directors and - External Directors and Item 10. Additional Information - Approval of Certain Transactions and - Provisions Relating to Major Shareholders.)

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

Risks Related to Our Israeli Operations

Conditions in Israel and the Middle East may affect our operations. Political, economic and military conditions in Israel and the Middle East directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. An ongoing state of hostility, varying in degree and intensity, has caused security and economic problems for Israel. We cannot predict whether or when such armed conflicts or other hostilities may occur or the extent to which such events may impact us. For a number of years there have been continuing hostilities between Israel and the Palestinians. This includes hostilities with the Islamic movement Hamas in the Gaza Strip, which have adversely affected the peace process and at times resulted in armed conflicts. Such hostilities have negatively influenced Israel’s economy as well as impaired Israel’s relationships with several other countries. Israel also faces threats from Hezbollah militants in Lebanon, as well as Iranian forces in Syria and from terrorist-affiliated groups in the Sinai Peninsula. The government of Iran, which is believed to be developing nuclear weapons, is extremely hostile to Israel and influences extremists groups such as Hamas and Hezbollah. Moreover, some of Israel’s neighboring countries have recently undergone or are undergoing significant political changes. These political, economic and military conditions in Israel and the Middle East could have a material adverse effect on our business, financial condition, results of operations and future growth.

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

Israeli law regulates acquisition of a controlling interest in Israeli defense industries. Israeli legislation regarding the domestic defense industry requires Israeli government approval of an acquisition of a 25% or more equity interest (or a smaller percentage that constitutes a “controlling interest”) in companies such as Elbit Systems. Such approval may be subject to additional conditions relating to transfers of ownership. This could limit the ability of a potential purchaser to acquire a significant interest in our shares Such restrictive conditions can also apply to Israeli defense companies we acquire, such as IMI. (See Item 4. Information on the Company – Governmental Regulation – Approval of Israeli Defense Acquisitions.)

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

We may rely on certain Israel “home country” corporate governance practices which may not afford stockholders the same protection afforded to shareholders of U.S. companies. As a foreign private issuer Elbit Systems is permitted to follow, and in certain instances (as described below) has followed, home country corporate governance practices instead of certain practices otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. As described in Item 16G. Corporate Governance, in March 2018 we informed NASDAQ that we have elected to follow certain procedures permitted under the Israeli Companies Law instead of the Nasdaq Listing Rules, which require a listed company to obtain shareholder approval for the establishment of an equity-based compensation plan. Under this “home country practice” exception provided in Nasdaq rules for foreign private issuers, we could in the future elect to follow home country practices in Israel with regard to a broad range of other corporate governance matters. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq may provide less protection than is accorded to investors under the Listing Rules of the Nasdaq Stock Market applicable to domestic U.S. issuers. See Item 16G - Corporate Governance.

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
•electro-optic and countermeasures systems;
•land vehicle systems;
•munitions;

•	command, control, communications, computer,intelligence, surveillance and reconnaissance (C4ISR) and cyber systems;

•	electronic warfare and signal intelligence systems; and
•commercial cyber security products and other commercial activities.
Many of these major activities have a number of common and related elements. Therefore, certain of our subsidiaries, divisions or other operating units often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these major activities.

Principal Market Environment

We operate primarily in the defense and homeland security arenas. There have been recent increased budgetary allocations in these areas in the U.S. and certain European countries, as well as reduced budgetary allocations in certain Latin American and other countries. The nature of military and homeland security actions in recent years, including low intensity conflicts and ongoing terrorist activities, as well as budgetary pressures to focus on leaner but more technically advanced forces, have caused a shift in the defense and homeland security priorities for many of our major customers. As a result we believe there is a continued demand in the areas of C4ISR systems, network centric information systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems (UAS), unmanned surface vessels (USVs), remote controlled systems, precision munitions, vehicle survivability and protection systems, cyber-defense systems, space and satellite based defense capabilities and homeland security solutions. There is also a continuing demand for cost effective logistic support and training and simulation services. We believe our synergistic approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in many of these areas.

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

Revenues

In recent years we have achieved the highest level of defense-related revenues of any Israeli-based company. The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2016, 2017 and 2018:

	2016	2017	2018
	(U.S. dollars in millions)
Airborne systems	$1,242	$1,272	$1,470
C4ISR systems	1,221	1,145	1,130
Land systems	408	504	649
Electro-optic systems	276	341	334
Other (mainly non-defense engineering and production services)	113	116	101
Total	$3,260	$3,378	$3,684

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2016, 2017 and 2018:

	2016	2017	2018
	(U.S. dollars in millions)
Israel	22%	22%	20%
North America	25%	25%	27%
Europe	20%	23%	20%
Asia-Pacific	25%	20%	21%
Latin America	6%	6%	5%
Others	2%	5%	7%

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

Elbit Systems of America

Elbit Systems of America, LLC (Elbit Systems of America), a Delaware limited liability company, and its subsidiaries provide products and systems solutions focusing on U.S. military, homeland security, medical instrumentation and commercial aviation customers. Elbit Systems of America and its subsidiaries have operational facilities in Fort Worth, Texas, San Antonio, Texas, Merrimack, New Hampshire, Talladega, Alabama and Boca Raton, Florida. Elbit Systems of America also has a 50% interest in a joint venture with Collins Aerospace, a unit of United Technologies Corp., which is engaged in the area of helmet mounted display systems for fixed-wing military and para-military aircraft.

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

Elbit Systems of America, Elbit Systems and intermediate Delaware holding company subsidiaries are parties to a Special Security Agreement (SSA) with the DoD. The SSA provides the framework for controls and procedures to protect classified information, controlled unclassified information and export controlled data. The SSA allows the Elbit Systems of America companies to participate in classified U.S. government programs even though, due to their ownership by Elbit Systems, the Elbit Systems of America companies are considered to be under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of Elbit Systems of America’s board of directors was permanently established to supervise and monitor compliance with Elbit Systems of America’s export control and national security requirements. The SSA also requires Elbit Systems of America’s board of directors to include outside directors who have no other affiliation with the Company. Elbit Systems of America’s board of directors also includes an officer of Elbit Systems of America and up to two inside directors, who have other affiliations with the Company. The SSA requires outside directors and officers of the Elbit Systems of America companies who are directors, and certain other senior officers, to be U.S. resident citizens and eligible for DoD personnel security clearances.

Elop. Based in Rehovot, Israel, Elbit Systems Electro-Optics Elop Ltd. (Elop) designs, engineers, manufactures and supports a wide range of electro-optic systems and products mainly for defense, space and homeland security applications for customers worldwide.

ESLC. Headquartered in Netanya, Israel, Elbit Systems Land and C4I Ltd. (ESLC) is engaged in the worldwide market for land-based systems and products for armored and other military vehicles, artillery and mortar systems, C4ISR systems, cyber intelligence solutions, homeland security solutions, data links and radio communication systems and equipment.

Elisra. Based in Holon, Israel, Elbit Systems EW and SIGINT – Elisra Ltd. (Elisra) provides a wide range of electronic warfare (EW) systems, signal intelligence (SIGINT) systems and C4ISR technological solutions for the worldwide market.

IMI. Based in Ramat HaSharon, Israel, IMI Systems Ltd. (IMI) is engaged in the design and manufacture of a wide range of precision munitions and armored vehicle survivability and protection systems for defense and homeland security applications.

Merger, Acquisitions and Divestitures

Part of our growth strategy includes our continued activity in mergers and acquisitions and joint ventures with respect to businesses, assets and complementary technologies both in Israel and internationally. The Company’s structure enables us to benefit from the synergy of our overall capabilities while at the same time focus on local requirements.

During 2018 and the beginning of 2019, we continued to invest resources in these activities including investing in, and the acquisition of, companies and businesses in Israel, North America, South America and Europe. See Item 18. Financial Statements - Notes 1C and 6B. We continue to actively pursue acquisition and investment opportunities that meet our strategic goals and acquisition criteria in key markets.

In April 2018, we completed the acquisition of the assets and operations of the privately-owned U.S. company Universal Avionics Systems Corporation (Universal) for a purchase price of approximately $120 million. Headquartered in Tucson, Arizona, and operating in several facilities across the U.S., Universal is a developer and manufacturer of commercial avionics systems for the retrofit and forward-fit market, for a wide range of fixed-wing and rotary-wing aircraft types. Universal’s solutions include flight management systems, displays, communication systems, complete cockpit solutions and additional advanced commercial avionics systems, which are complementary to Elbit Systems’ commercial enhanced flight vision systems and head-up display product lines. Following the acquisition, Universal’s business continues to operate as a wholly-owned U.S. subsidiary of Elbit Systems. See Item 18. Financial Statements - Note 1C(1).

During 2018, we continued to participate as a potential purchaser in the tender process administered by the Israeli Government for the privatization and sale of IMI, an Israeli company engaged primarily in the design and manufacture of a wide portfolio of advanced munitions as well as armored vehicle survivability and protection systems. In November 2018, we completed the acquisition of 100% of the ownership interest in IMI from the Israeli Government, for a total purchase price of approximately $495 million. Approximately $106 million of the purchase price are deferred payments payable in part at the end of 2020 and part at the end of 2022. Approximately $27 million of the purchase price is contingent consideration subject to IMI achieving agreed upon performance goals, and which is payable upon IMI's achievement of such goals. As part of our obligations related to the acquisition, we are required to evacuate certain of IMI's current premises in Israel over specified periods, and we will be entitled to receive from the Israeli Government premises evacuation grants and reimbursement of expenses, upon achieving specified milestones in connection with the relocations. A summary of the IMI acquisition agreements is attached as an exhibit to this annual report. See also Item 18. Financial Statements - Note 1C(3).

We continue to evaluate our holdings and from time to time pursue divestiture of businesses that are not considered to be core to our strategy.

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

We design and supply advanced helmet mounted systems (HMS), including helmet mounted displays for fixed-wing aircraft and rotary aircraft pilots. These systems and displays include tracking and display systems for day and night flying. Our systems measure the pilot’s line-of-sight, slave applicable systems to the target, identify target location and bring displays to the pilot’s eye level. We supply our HMS as part of our upgrade programs and on a stand-alone basis. Through our 50% joint venture with Collins Aerospace (see above “Subsidiary Organizational Structure – Elbit Systems of America”), we are a leader in HMS for fighter aircraft.

The customers and end users for our military fixed-wing aircraft and helicopter programs include a wide range of air forces and other governmental defense and homeland security forces worldwide, as well as major fixed-wing aircraft and helicopter manufacturers.

Commercial Aviation Systems and Aerostructures

We provide a range of systems and products for the commercial and business aviation market that are employed on fixed-wing aircraft and commercial helicopters. We also produce aerostructure products that are installed on commercial aircraft. Our portfolio of systems in the business aviation, commercial helicopter and air transport areas includes full avionic suites, enhanced flight vision products and various other avionics products such as display, communication and flight management systems. In addition we provide aerostructure products such as pressurized and non-pressurized doors, composite beans and winglets. Customers for our business aviation, air transport and commercial helicopters systems and products include major fixed-wing aircraft and helicopter manufacturers and operators around the world.

UAS (Unmanned Aircraft Systems) and USVs (Unmanned Surface Vessels)

We design and supply integrated UAS (sometimes referred to as remote piloted vehicles or RPVs) for a range of applications and UAS training systems with capabilities to simulate payload performance, malfunctions and ground control station operation. We design and supply command and control ground station elements, engines, data links, stabilized electro-optic payloads and electronic intelligence (ELINT) and communications intelligence (COMINT) payloads that can be adapted for various types of UAS. Our UAS technology has also been applied to our USV activities, where we are developing USVs for a range of naval applications. We perform development, supply, lease and support services and training activities relating to UAS and USVs. Customers for our UAS and USVs include armed forces and other governmental and non-governmental organizations around the world.

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

Land Vehicle Systems

We upgrade and modernize tanks, other combat vehicles and artillery platforms, both as a prime contractor and as a systems supplier to leading platform manufacturers. Our land vehicle and platform solutions cover the entire combat vehicle spectrum, from complete modernization, to system supply to maintenance depots and life cycle support services. Our systems are operational on a full range of tracked and wheeled combat vehicles including main battle tanks, medium and light tanks, light armored vehicles, armored personnel carriers, wheeled vehicles and artillery platforms. We develop and supply cutting edge armored vehicle survivability and protection systems. We offer a range of artillery and mortar solutions. We also develop and supply unmanned ground vehicles and robotic devices for a variety of land based missions. In addition, we supply training systems for tanks and fighting vehicles.

Our portfolio of systems and products for land vehicles includes fire control systems, electric gun and turret drive systems, laser warning and threat detection systems, survivability and protection systems, manned and unmanned turrets, remote controlled weapon stations (for land and naval platforms), unmanned ground vehicles, combat vehicle C4I systems, targeting systems, artillery gun and mortar systems, driver thermal vision systems, life support systems, auxiliary power units and hydraulic systems. We are engaged in land vehicle systems programs, from comprehensive vehicle modernization programs, to standalone system supply to vehicle manufacturers to life cycle support programs. Customers for our land vehicle systems include armed forces and homeland security agencies, as well as major military vehicle manufacturers around the world.

Munitions

Following our recent acquisition of IMI (see above "Mergers, Acquisitions and Divestitures"), we develop and manufacture a diverse range of advanced munitions for land, air and sea applications for defense and homeland security forces. Our munitions portfolio includes precision guided rockets, long-range precise air-to-ground missiles, high penetration bombs and an array of high performance ammunition solutions for artillery, tanks and mortars. We also manufacture a full range of small caliber ammunition for the defense, homeland security and law enforcement markets. In addition, we produce chaff and flame products to protect aircraft against the threat of air-to-air and air-to-ground heat-seeking missiles. Customers for our munitions products include armed forces and homeland security agencies around the world.

C4I and Cyber Systems

We produce land, airborne and naval C4I and cyber intelligence systems providing networked combat solutions ranging from the lower combat echelons up to the highest command levels. We supply our systems as part of turn-key solutions as well as on a standalone basis. Our solutions cater to all types of military combatants as well as to homeland security forces and first responders, and can be integrated into military and other types of land, air and sea platforms, providing comprehensive net-centric solutions for low intensity conflicts,  counter-terror activities and other types of military challenges. We provide a wide range of advance communications and network solutions for land, navy and air force applications, supporting a full range of  military video, data and voice network needs. Our systems provide cyber intelligence solutions to diverse law enforcement agencies and intelligence organizations as well as cyber solutions to the defense and homeland security domains.

Our portfolio of systems and products in the C4ISR area includes Digital Army “system of systems” for net-centric connectivity throughout a multi-domain battlefield and which support joint operations for all force echelons.  Our portfolio also includes battle management systems, observation and ground reconnaissance systems, ruggedized computing for platforms and soldiers, software design kits for mapping capabilities, ground smart display units, military IT systems and tactical battle company training systems.  In the cyber intelligence area we supply a comprehensive suite of solutions providing intelligence and law enforcement agencies with real-time and actionable intelligence to the operational field. Our communications portfolio includes secured HF, VHF and UHF radio and communication systems and products, software defined radios, integrated radio communication systems, satellite-on-the-move solutions and data link solutions. Our radio and communications portfolio enables deployment of a full military network for the complete range of scenarios and terrain. In the homeland security area, we supply integrated land and coastal border C4I surveillance systems, broadband communication systems, cyber intelligence solutions, border control systems, safe and smart city solutions, emergency and first responders communications systems and homeland security and emergency response training and simulation systems.

We perform programs under which we provide a range of C4I battle management systems, soldier mounted systems and radio and communications systems utilizing our cloud-based open architecture platform, interoperable with a variety of applications and connecting all elements on the network. Our customers include cross-domain forces and a wide range of governmental agencies worldwide.

EW and SIGINT Systems

We supply multi-spectral EW self-protection suites and systems for airborne, ground and naval platforms, including advanced electronic countermeasure (ECM) systems for radar, missiles and communication and electronic support measure (ESM) solutions, including missile warning systems, laser warning systems and radar warning receivers. We also furnish SIGINT systems, including ELINT, COMINT and direction finding systems, designed for air, ground and naval platforms and applications, as well as counter-drone systems.

Our portfolio in the EW and SIGINT areas includes protection, intelligence and communications solutions for air, ground and naval applications. We offer EW self-protection suites, including radio frequency, radar warning receivers and laser warning systems, for all airborne platform types. We also offer IR-based missile warning systems for advanced combat aircraft as well as for other fixed-wing and rotor platforms. In addition, we provide ESM for threat identification. We also provide SIGINT systems for tactical and strategic intelligence gathering including ELINT and ECM for naval, ground and airborne applications, COMINT and communication jamming systems, counter improvised explosive devices jamming systems for ground forces and cyber protection capabilities. We also supply radar solutions. In addition, we produce counter-drone systems, and we develop command and control systems and simulators for anti-ballistic missiles. Customers for our EW, SIGINT and COMINT systems include governmental armed forces and homeland security agencies as well as major defense contractors.

Commercial Cyber Protection Products and Other Commercial Activities

We provide commercial cyber protection products to enable commercial enterprises to rapidly detect advanced cyber threats, protect critical infrastructures, automate security operations center workflows and train cyber security staff. Our solutions utilize machine learning, Big Data and continuous technology advancements. Customers include a range of commercial, financial and industrial enterprises.
We also engage in a range of other technologies for commercial applications and activities. Our current commercial activities, in addition to the activities described under “Commercial Aviation Systems and Aerostructures” above, include, among others, medical diagnostic equipment, automotive night vision enhancement equipment, smart glasses for sports applications and super capacitor energy sources and fuel cells for transportation applications.

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel(1)	U.S.(2)	Other Countries(3)
Owned	2,816,000 square feet	808,000 square feet	1,097,000 square feet
Leased	6,574,000 square feet	787,000 square feet	525,000 square feet

(1)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel. IMI's facilities are located in several facilities throughout Israel, of which 641,211 square feet are owned and 4,247,539 square feet are leased.

(2)
Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, Florida, Alabama and Virginia. The facilities in Texas, New Hampshire and Alabama are located on owned land totaling approximately 129 acres. 318,570 square feet of the leased facilities are sublet to a third party. In addition, there is a 942,344 square feet ground lease, of which 629,910 square feet are sublet to a third party. Universal's facilities are located in Arizona, Washington, Georgia and Kansas, of which 174,000 square feet are owned and 125,000 are leased.

(3)	Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America and Asia-Pacific.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $88 million. We believe that our current facilities are adequate for our operations as now conducted.

Governmental Regulation

Government Contracting Regulations. We operate under laws, regulations, administrative rules and other legal requirements governing defense and other government contracts, mainly in Israel and the United States. Some of these legal requirements carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. In addition, our participation in governmental procurement processes in Israel, the United States and other countries is subject to specific regulations governing the conduct of the process of procuring defense and homeland security contracts, including increasing requirements in the area of cyber production and information assurance.

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2018, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense and dual use products, as well as military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. government under the U.S. International Traffic in Arms Regulations (ITAR) and the U.S. Export Administration Regulations (EAR). Such approvals are typically in the form of an export license, and for defense technology or services in the form of a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli and other non-U.S. entities are also required to obtain such export licenses and TAAs. Such approvals apply to U.S. origin data required by our non-U.S. entities to perform work for U.S. programs. Licenses are also required for Israeli nationals assigned to work in defense-related technical areas at our U.S. affiliated companies. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. Pursuant to export control reform initiatives in the U.S., a greater part of Elbit Systems of America’s and our U.S. suppliers’ activities are becoming subject to control under the EAR, and some of Universal Avionics products are subject to export control under the EAR. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Other governments’ export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers’ governments.

Approval of Israeli Defense Acquisitions

The Israeli Defense Entities Law (Protection of Defense Interests) establishes conditions for the approval of an acquisition or transfer of control of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” is to occur through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Economy Minister. Although no such order for Elbit Systems has been issued as of the date of this annual report on Form 20-F, it is assumed that Elbit Systems and most of our Israeli subsidiaries will be designated as “defense entities” under the law and that the Israeli Government will issue such an order regarding our applicable Israeli companies. Prior to our acquisition of IMI (see above "Recent Mergers, Acquisition and Divestitures"), the Israel Government issued an order that requires Israeli Government approval in the event of a sale of a controlling interest in IMI. Under separate regulations, Elbit Systems and our major Israeli subsidiaries have been designated as “defense entities” by the Defense Minister with respect to Israeli law governing various aspects of defense security arrangements.

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

Approval of U.S. and Other Defense Acquisitions. Many countries in addition to Israel also require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense related and other potentially sensitive businesses in the U.S. are subject to the Foreign Investment and National Security Act (FINSA). Under FINSA, our acquisitions of defense related and other potentially sensitive businesses in the U.S. require review, and in some cases approval, by the Committee on Foreign Investment in the United States (CFIUS). In August 2018, the U.S. Government enacted the Foreign Investment Risk Review Modernization Act, which expands the scope of CFIUS' activities.

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

Munitions Regulations. Sales of certain types of munitions produced by IMI are subject to various domestic laws and international conventions.

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

Financing Terms

Types of Financing. There are several types of financing terms applicable to our defense contracts. In some cases, we receive progress payments related to our progress in performing the contract. Sometimes we receive advances from the customer at the beginning, or during the course, of the project, and sometimes we also receive milestone payments for achievement of specific milestones. In some programs we extend credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that we finance all or part of the project’s costs for various periods of time. Financing arrangements may extend beyond the term of the contract’s performance. In some cases, third parties, such as banks, have recourse to us in the event of a default in payment by our customers. When we believe it is necessary, we seek to protect all or part of our financial exposure by letters of credit, insurance or other measures, although in some cases such measures may not be available.

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

Licensing. There are relatively few cases where we manufacture under license. Such licenses typically apply to the use of technologies that are the result of collaboration with academic institutions or where we are manufacturing another company’s product in accordance with that company’s specifications. In such cases, the licensor typically is entitled to royalties or other types of compensation. In some cases where we have acquired business lines we obtain a royalty free license to use the applicable technology for specified applications. We also obtain licenses to use software tools in our engineering and development activities and utilize open source software licenses in projects where such use is appropriate. Occasionally, we license parts of our intellectual property to customers as part of the requirements of a particular contract. We also sometimes license technology to other companies for specific purposes or markets, such as the right to use certain of our intellectual property relating to our training and simulation systems.

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

Our companies in Israel have collectively been awarded the Israel Defense Prize twelve times, recognizing extraordinary contributions to defense technological innovations.

Our customers, the Israel Innovation Authority in the Ministry of Economy and Industry (formerly Office of Chief Scientist) and other R&D granting authorities sometimes participate in our R&D funding. We also invest in our research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2016, 2017 and 2018.

	2016	2017	2018
	(U.S. dollars in millions)
Total Investment	$291.7	$301.4	$317.7
Less Participation*	(36.0)	(36.3)	(30.3)
Net Investment	$255.7	$265.1	$287.4

*	See above “Government Rights in Data” and see below – “Conditions in Israel – Israel Innovation Authority and Investment Center Funding.”

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

Supply Chain

We conduct supply chain activities that consist of procurement, logistics and planning at most of our operational facilities. We use a “hybrid” operating model that combines global commodities categories management with divisional supply chain management. This model facilitates levering economy of scale, develops centers of excellence and reduces supply chain risks. We generally are not dependent on single sources of supply. We manage our inventory according to project requirements. In some projects, specific major subcontractors are designated by the customer. Raw materials used by us are generally available from a range of suppliers internationally, and the prices of such materials are generally not subject to significant volatility. We monitor the on-time delivery and the quality of our contractors and encourage them to continuously improve their performance. We also require our suppliers to adhere to our Supplier Code of Conduct and to comply with a range of procurement compliance standards, including those relating to the avoidance of human trafficking, counterfeit parts and conflict minerals.

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

We also use project management methods such as Kaizen and Lean and are enhancing and expanding such processes on an ongoing basis. Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology and management tools, assists us in providing high quality and on-time implementation of projects. We are in the process of implementing a “One-ERP” (enterprise resource planning) system, with a goal of consolidating uniform best practices for quality and operations across the organization. We also maintain applicable certifications for our information technology systems.

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

Quality certifications applicable to defense products of Elbit Systems of America’s operating units include certifications for CMMI Level 3 of the SEI, ISO-9001, AS9100 (certified for revision D) and compliance with NATO AQAP requirements. In the area of commercial aviation Elbit Systems of America’s operating units hold EASA certification as well as a variety of FAA certifications including FAA Part 21 approval and FAA Part 145 approved repair stations. In the medical equipment area, Elbit Systems of America is certified for ISO 13485:2003, is registered with the FDA as a GMP manufacturer and is FDA compliant with Quality Systems Regulations 21 CFR Parts 820, 803 and 806.

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

Competitors in the sale of some of our products to the government of Israel include Israel Aerospace Industries and Rafael Advanced Defense Systems among others. From time to time we also cooperate with some of our competitors on specific projects. Outside of Israel, we compete in a number of areas with major international defense and homeland security contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Boeing, Lockheed Martin, Northrop Grumman, Raytheon, General Dynamics, BAE Systems, Collins Aerospace, L-3 Communications, Thales, Airbus, Leonardo, Saab, Harris, Textron, FLIR Systems, Orbital ATK, AeroVironment, Rhode and Schwartz, Rheinmetall, Kongsberg, Safran, CMC, CAE, Aselsan, Bharat Electronics, Cubic and Verint. Many of these competitors have greater financial, marketing and other resources than ours. We also compete in the worldwide defense and homeland security markets with numerous smaller companies. In addition, we compete with a range of companies in the commercial avionics and commercial cyber protection markets. In certain cases we also engage in strategic cooperative activities with some of our competitors.
Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customer during the last three years was the IMOD, which accounted for 18% in 2016, 19% in 2017 and 13% in 2018.

Ethics

We conduct our business activities and develop Company policies based on a firm commitment to ethical practices. In addition to our Code of Conduct (see Item 16.B) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating a range of policies and procedures. This includes the anti-bribery area where we have a policy of zero tolerance for corruption. Our compliance program also includes ongoing training and enforcement. We also expect our supply chain to follow ethical practices. Our Code of Conduct, Anti-Bribery and Corruption Compliance Policy, Supplier Code of Conduct and other related compliance policies are published on our website www.elbitsystems.com. We are active in a number of international organizations relating to ethics and compliance.

Social Sustainability

We place importance on sustainability and social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing ethical business practices. Our policy encourages the voluntary efforts of our Company entities and employees who donate their time and efforts in the support of members of our communities who are in need. In this regard, we give priority to initiatives that promote educational advancement in less developed communities, particularly in the technology sectors. We also promote numerous other community support activities, including involvement on a national level in major charitable organizations in Israel and the U.S. We place emphasis on best practices in corporate governance, ethical conduct and fair employment practices. We also pursue continuous improvement of our operations from an environmental perspective and have a policy of combating human trafficking and avoiding the use of “conflict minerals” in our supply chain. These activities support our involvement as active members in leading sustainability and ethics organizations. We periodically publish a Sustainability Report, available on our website, detailing our activities in the areas of corporate responsibility, ethics, environmental initiatives and community-related activities.

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

Severance Pay. Under Israeli law, our Israeli companies are required to make severance payments to terminated Israeli employees, other than in some cases of termination for cause. The severance reserve is calculated based on the employee’s last salary and period of employment. A portion of the severance pay and pension obligation is covered by payment of premiums to insurance companies under approved plans and to pension funds. The deposits presented in the balance sheet include profits accumulated to the balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Israeli laws relating to severance pay. However, Elbit Systems and our Israeli subsidiaries have entered into agreements with some of our employees implementing Section 14 of the Severance Payment Law, which agreements relate to the treatment of severance pay. (See Item 18. Financial Statements – Note 2R).

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2018, the payments to the National Insurance Institute were equal to approximately 19.5% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 61.5%, and the employer contributes approximately 38.5%.

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

We believe our most critical accounting policies relate to:

•Revenue Recognition.
•Business Combinations.
•Impairment of Long-Lived Assets and Goodwill.
•Useful Lives of Long-Lived Assets.
•Income Taxes.
•Stock-Based Compensation Expense.
•Post-employment Benefits Liabilities
Revenue Recognition

We generate revenues primarily from fixed-price long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a lesser extent, we provide non-defense systems and products as well as support and services for our systems and products.

Revenues from our contracts are principally recognized using the Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) ASC 606. We assess contractual arrangements at inception according to the five-step model of ASC 606. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of control is less than one year.

We recognize revenues for each of the identified performance obligations when our customer obtains control of the products or services. The assessment of when the customer obtains control involves significant judgments, including, inter-alia, whether there is an alternative use for a product, the contract terms, assessment of the enforceable rights for payments, and technical or contractual constraints. As a practical expedient we may occasionally account for group of performance obligations or contracts collectively, as opposed to individually by using the "portfolio approach" or the "series of distinct goods and services" method. Under the "portfolio approach" practical expedient, the Company may combine individual performance obligations, if the goods or services of the individual performance obligations have similar characteristics and the Company reasonably expects that the effect on the financial statements of applying this guidance would not defer materially from applying the guidance to the individual contracts or performance obligations within that portfolio (i.e., a gross margin at a narrow range).

For most of our long-term contracts, where our performance does not create an asset with an alternative use, we recognize revenue over time as we perform because of continuous transfer of control to the customer. This continuous transfer of control to the customer is supported by clauses in the contract that typically allow the customer control in the work-in-process as evidenced either by contractual termination clauses or by our rights to payment for work performed to date plus a reasonable profit for products or services that do not have an alternative use to the Company.

For these performance obligations that are satisfied over time, we generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation.

Revenue for performance obligations that are not recognized over time are recognized at the point in time when control transfers to the customer (which is generally when the customer can direct the use of, and obtain the substantially all of the remaining benefits from, the products and services).

Service revenues include contracts primarily for the provision of supplies and services other than those associated with activities related to the design, development or manufacturing or delivery of products. It may be a standalone service contracts or a service performance obligation, which is distinct from the design, development or products delivery contract. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the contract is performed. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, maintenance contracts, training and similar activities. Revenue from service contracts or performance obligations were less than 10% of total revenues in each of the fiscal years 2018, 2017 and 2016. (For additional information see Item 18. Financial Statements - Note 2T).

In 2018, we adopted ASC 606 using the modified retrospective method effective as of January 1, 2018. Accordingly, for comparative periods prior to 2018, a majority of the Company's revenues was recognized under the contract method of accounting, and sales and profits were recorded on each contract using the percentage-of-completion method of accounting, primarily using units-of-delivery. Under the units-of-delivery method, revenue is recognized based upon the number of units delivered during a period, and the contract price and expenditures are recognized as cost allocable to the delivered units. For further description of the adoption of ASC 606 and the impacts of adoption on the financial statements for the period ended December 31, 2018, see Item 18. Financial Statements - Notes 2T and 2AE.

Business Combinations

In accordance with ASC 805, “Business Combinations”, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to IPR&D and contingent consideration, and non-controlling interest, based on their estimated fair values. Determining such values requires management to make significant estimates and assumptions, especially with respect to intangible assets. (See Item 18. Financial Statements - Note 2E for additional information.)

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable property, plant and equipment and intangible assets, are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant and Equipment Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. For each of the years ended December 31, 2016, 2017 and 2018, no material impairment of long-lived assets was identified. (See Item 18. Financial Statements - Note 2P for additional information.)

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

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. In 2018 we wrote off impairment of approximately $23 million as a result of revaluation of investments in affiliated companies and intangible assets. For each of the two years ended December 31, 2017, no material impairment of goodwill or other long-live assets was identified. (See Item 18. Financial Statements - Note 2Q for additional information.)

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

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 “Income Taxes” guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2016, 2017 and 2018, certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Elbit Systems and certain of our Israeli subsidiaries are currently undergoing tax audits by the Israeli Tax Authority. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcomes will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made. (See Item 18. Financial Statements - Notes 2W and 18.)

Stock-Based Compensation Expense

We account for equity based compensation in accordance with ASC 718 “Compensation - Stock Based Compensation” (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options, cash-based awards linked to the share price and our Phantom Bonus Retention Plan, based on estimated fair values. (See Item 18. Financial Statements - Notes 2Z and 22.)

Post-employment Benefits Liabilities

We have several post-employment benefit plans. The plans are funded partly by deposits with insurance companies, financial institutions or funds managed by a trustee. The plans are classified as defined contribution plans and as defined benefit plans.

Some of the Company's subsidiaries' employees, mainly in Israel and in the U.S. (some of whom have already left the Company), have defined benefit pension plans for their retirement, which are controlled by the Company. Generally, according to the terms of the plans, as stated, the employees are entitled to receive pension payments based on, among other things, their number of years of service (in certain cases up to 70% of their last base salary) or computed, in certain cases, based on a fixed salary. Some employees of a subsidiary in Israel are entitled to early retirement if they meet certain conditions, including age and seniority at the time of retirement.

We recognize on a plan-by-plan basis the net funded status of our post retirement benefit plans under U.S. GAAP as either an asset or a liability on our consolidated balance sheets. The funded status represents the difference between the fair value of each plan’s assets and the benefit obligation of the plan. The benefit obligation represents the present value of the estimated future benefits we currently expect to pay to plan participants based on past service.

The plan assets and benefit obligations are measured at the end of each year or more frequently, upon the occurrence of certain events such as a significant plan amendment, settlement or curtailment. The amounts we record are measured using actuarial valuations (based on independent actuarial advice) which are dependent upon key assumptions such as: discount rates, the expected long-term rate of return on plan assets (determined by considering the expected return available on assets underlying the current investment policy), participant longevity, employee turnover, inflation rates, future payroll increases and the health care cost trend rates for our retiree medical plans. The assumptions we make affect both the calculation of the benefit obligations as of the measurement date and the calculation of net periodic benefit cost in subsequent periods. When reassessing these assumptions, we consider past and current market conditions and make judgments about future market trends. We also consider factors such as the timing and amounts of expected contributions to the plans and benefit payments to plan participants. Any changes in these assumptions will impact (either increases or decreases) the carrying amount of our post-employment benefit obligations and plan assets. (See Item 18. Financial Statements - Notes 2S and 17).

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

Recent Accounting Pronouncements

See Item 18. Financial Statements – Note 2AE.

Long-Term Arrangements and Commitments

Government Funding of Development. Elbit Systems and certain Israeli subsidiaries partially finance our research and development expenditures under programs sponsored by the Israel Innovation Authority (IIA) in the Ministry of Economy and Industry (formerly the Office of the Chief Scientist) for the support of research and development activities conducted in Israel. At the time the funds are received, successful development of the funded projects is not assured. In exchange for the funds, Elbit Systems and the subsidiaries pay 2% – 5% of total sales of the products developed under these programs. The obligation to pay these royalties is contingent on actual future sales of the products. Elbit Systems and some of our subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of some of the technologies developed with such respective entity’s funds. (See Item 4. Information on the Company – Conditions in Israel – Israel Innovation Authority and Investment Center Funding and Item 18. Financial Statements - Note 2V).

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment as of December 31, 2018 were as follows: $65.5 million for 2019, $49.1 million for 2020, $28.3 million for 2021, $21.0 million for 2022 and $11.4 million for 2023 and thereafter. (See below “Contractual Obligations”.)

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. (See below “Liquidity and Capital Resources – Financial Resources”.) Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. (See Item 18. Financial Statements – Note 21F.) As of December 31, 2017 and 2018, the Company met all financial covenants.

Bank and Other Financial Institution Guarantees. As of December 31, 2018 and 2017, guarantees in the aggregate amount of approximately $1,895 million and $1,399 million, respectively, were issued by banks and other financial institutions on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2018 and 2017, we had purchase commitments of approximately $1,775 million and $1,592 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2018

See Item 4. Information on the Company – Mergers, Acquisitions and Divestitures and see below "Acquisition of IMI and Reorganization of Company Businesses".

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

Our backlog of orders as of December 31, 2018 was $9,399 million, of which 61% was for orders outside Israel. Our backlog of orders as of December 31, 2017 was $7,561 million, of which 73% was for orders outside Israel. Approximately 64% of our backlog as of December 31, 2018 is scheduled to be performed during 2019 and 2020. The majority of the 36% balance is scheduled to be performed in 2021 and 2022. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

Trends in the defense and homeland security areas in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world, increasing the focus of defense forces on low intensity conflicts, homeland security and cyber warfare. Such trends have been impacted by the conflicts in Crimea and Syria and with ISIS and other terrorist organizations as well as by tensions with North Korea and Iran. There has also been a trend of many armed forces to focus more on airborne, naval and intelligence forces and less on traditional ground forces activities.

In the defense and homeland security markets, there is an increasing demand for products and systems in the areas of airborne systems, C4ISR and unmanned vehicles. Accordingly, in recent years we have been placing more emphasis on airborne systems, C4ISR, information systems, intelligence gathering, situational awareness, precision guidance and munitions, all weather and day/night operations, border and perimeter security, UAS, other unmanned vehicles, cyber-defense, training and simulation, space and satellite-based defense capabilities and homeland security systems. Many governments are increasing their budgets in homeland security, including an increasing focus on protection of territorial waters, and in the area of cyber-defense. Our customers are also increasing requirements to their supply chains in the area of cyber protection and information assurance. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends.

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

Our future success is dependent on our ability to meet our customers’ expectations and anticipate emerging customer needs. We must continue to successfully perform on existing programs, as past performance is an important selection criterion for new competitive awards. We also must anticipate customer needs so as to be able to develop working prototypes in advance of program solicitations and to meet customer's cyber protection requirements. This requires us to anticipate future technological and operational trends in our marketplace and efficiently engage in relevant research and development efforts.

Acquisition of IMI and Reorganization of Company Businesses

On November 25, 2018, we completed the acquisition of IMI. The financial results of IMI were included in our consolidated reports commencing the date of the acquisition. See above Item 4. Information on the Company - Mergers, Acquisitions and Divestitures and Item 18. Financial Statements - Note 1C(3).

Following the completion of the acquisition and the below described reorganization, we recorded in the fourth quarter of 2018 expenses of $69.5 million, of which $66.6 million were recorded in Cost of Revenues and the balance in Other Expenses, net. The expenses included mainly inventory write-offs and employee-related costs. Those expenses were eliminated in the non-GAAP results due to their non-recurring nature.

We reorganized a number of our activities in connection with the IMI acquisition. This reorganization included, among other measures, the establishment of two business divisions:

-	The Land Systems Division, which focuses on land-based systems, including military vehicle systems, artillery systems and the IMI activities; and

-	The C4I and Cyber Division, which focuses on command & control, radio, communication, homeland security and cyber intelligence activities.

This reorganization is intended to improve the synergy within the Company with respect to the acquired activities and better address market requirements and customer support. We believe that the acquisition of IMI and the reorganization will positively affect our future business.

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2018 (*).

	Year ended December 31,
	(in thousands of U.S. dollars except per share data)
	2018		2017		2016
	$	%	$	%	$	%
Total revenues	$3,683,684	100.0	$3,377,825	100.0	$3,260,219	100.0
Cost of revenues	2,707,505	73.5	2,374,775	70.3	2,294,934	70.4
Gross profit	976,179	26.5	1,003,050	29.7	965,285	29.6
Research and development (R&D) expenses	317,690	8.6	301,382	8.9	291,749	8.9
Less – participation	(30,338)	(0.8)	(36,322)	(1.1)	(35,957)	(1.1)
R&D expenses, net	287,352	7.8	265,060	7.8	255,792	7.8
Marketing and selling expenses	281,014	7.6	280,246	8.3	271,037	8.3
General and administrative expenses	160,348	4.4	133,314	3.9	151,353	4.6
Other operating income, net	(45,367)	(1.2)	—	—	(17,575)	(0.5)
	683,347	18.6	678,620	20.1	660,607	20.3
Operating income	292,832	7.9	324,430	9.6	304,678	9.3
Financial expenses, net	(44,061)	(1.2)	(34,502)	(1.0)	(23,742)	(0.7)
Other income, net	(11,449)	(0.3)	(5,082)	(0.2)	(1,735)	(0.1)
Income before taxes on income	237,322	6.4	284,846	8.4	279,201	8.6
Taxes on income	(26,445)	(0.7)	(55,585)	(1.6)	(45,617)	(1.4)
	210,877	5.7	229,261	6.8	233,584	7.2
Equity in net earnings of affiliated companies and partnerships	(2,222)	(0.1)	11,361	0.3	5,224	0.2
Net income	$208,655	7.4	$240,622	6.6	$238,808	7.3
Less – net income attributable to non-controlling interests	(1,917)	(0.1)	(1,513)	—	(1,899)	(0.1)
Net income attributable to the Company’s shareholders	$206,738	5.6	$239,109	7.1	$236,909	7.3

Diluted net earnings per share:	$4.84		$5.59		$5.54

(*)
In 2018 we adopted the new revenue recognition accounting standard ASC 606, using the modified retrospective approach. the financial results of 2018 in compliance with ASC 606. Financial results for the years 2016 and 2017 are presented in conformity with amounts previously disclosed under the prior revenue recognition standard, ASC 605, see above "Revenue Recognition" and Item 18. Financial Statements - Notes 2T and 2AE.

2018 Compared to 2017

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended December 31,
	2018		2017
	$ millions	%	$ millions	%
Airborne systems	1,470.1	39.9	1,272.1	37.7
C4ISR systems	1,130.1	30.7	1,144.8	33.9
Land systems	649.1	17.6	503.9	14.9
Electro-optic systems	333.9	9.1	341.2	10.1
Other (mainly non-defense engineering and production services)	100.5	2.7	115.8	3.4
Total	3,683.7	100.0	3,377.8	100.0

Our consolidated revenues in 2018 were $3,683.7 million, as compared to $3,377.8 million in 2017.

The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operation. The increase in revenues in the airborne systems area of operation was primarily due to increased sales of commercial avionics equipment in the U.S. of a new subsidiary that was acquired in the second quarter of 2018. Revenues from land systems increased primarily due to an increase in sales of land electronic warfare systems and armored vehicle systems in Europe and the revenues of IMI that was acquired in November 2018.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended December 31,
	2018		2017
	$ millions	%	$ millions	%
Israel	740.2	20.1	741.9	22.0
North America	979.2	26.6	827.6	24.5
Europe	737.1	20.0	764.0	22.6
Asia-Pacific	791.8	21.5	670.5	19.8
Latin America	192.4	5.2	193.4	5.7
Other	243.0	6.6	180.4	5.4
Total	3,683.7	100.0	3,377.8	100.0

The increase in North America was mainly a result of higher sales of airborne systems as well as the revenues of a new U.S. subsidiary acquired in the second quarter of 2018 in the area of commercial avionics. The increase in Asia-Pacific was mainly a result of higher sales of tank fire control systems and UAS. The increase in the Other geographical region was mainly due to an increase in sales of UAS, artillery and command and control systems.

Cost of Revenues and Gross Profit

Cost of revenues in 2018 was $2,707.5 million (73.5% of revenues), as compared to $2,374.8 million (70.3% of revenues) in 2017.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses (including depreciation and amortization). The amounts and percentage of those components in 2018 and 2017 were as follows:

Wages and related benefits costs in 2018 constituted 40% of cost of revenues, as compared to 42% of cost of revenues in 2017. The total cost of wages and related benefits in 2018 was approximately $1,110 million, as compared to $978 million in 2017. The increase in wages and related benefit costs was mainly a result of exchange rate changes during 2018 in the value of the NIS relative to the U.S. dollar as a result of hedging transactions that we had in 2018 with respect to lower exchange rates as well as the increased workforce as a result of the addition of employees in subsidiaries acquired in 2018.

Subcontractors and material consumed costs in 2018 constituted 47% of cost of revenues, similar to that in 2017. The total amount of subcontractors and material consumed costs in 2018 was approximately $1.3 billion, as compared to approximately $1.1 billion in 2017.

Manufacturing and other expenses in 2018 constituted 10% of cost of revenues, as compared to 11% in 2017. The total cost of manufacturing and other expenses in 2018 was approximately $263 million, as compared to approximately $251 million in 2017.

In 2018, our cost of revenues included an increase in inventories of approximately $30 million in work-in-progress and finished goods inventories, as compared to a decrease of approximately $38 million in work-in-progress and finished goods inventories in 2017.

Changes from 2017 to 2018 in our cost of revenues and cost of revenues components (except the $66.6 million in expenses related to the acquisition of IMI) were not material. We did not identify any developing trends in cost of revenues that we believe are likely to have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs.

Gross profit for the year ended December 31, 2018 was $976.2 million (26.5% of revenues), as compared to $1,003.1 million (29.7% of revenues) in the year ended December 31, 2017.

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2018 totaled $317.7 million (8.6% of revenues), as compared to $301.4 million (8.9% of revenues) in 2017.

Net R&D expenses (after deduction of third party participation) in 2018 totaled $287.4 million (7.8% of revenues), as compared to $265.1 million (7.8% of revenues) in 2017.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2018 were $281.0 million (7.6% of revenues), as compared to $280.2 million (8.3% of revenues) in 2017.

General and Administration (G&A) Expenses

G&A expenses in 2018 were $160.3 million (4.4% of revenues), as compared to $133.3 million (3.9% of revenues) in 2017. The lower level of general and administration expenses in 2017 was mainly a result of revaluation of liabilities related to assets and activities acquired in prior years, net of a decrease in wages and benefits as a result of the changes in the employee phantom option plan expenses.

Other Operating Income (Net)

Other operating income, net for the year ended December 31, 2018 amounted to $45.4 million. The amount reflects net gains related to the valuation of shares in two of our Israeli subsidiaries in the commercial cyber and medical instrumentation areas due to third party investments.

Operating Income

Our operating income in 2018 was $292.8 million (7.9% of revenues), as compared to $324.4 million (9.6% of revenues) in 2017. The lower level of operating income in 2018 was mainly due to the decrease in the gross profit as a result of the expenses related to the acquisition of IMI, as well as the decrease in G&A expenses during 2017 as a result of revaluation of liabilities related to assets and activities acquired in prior years.

Financial Expense (Net)

Net financing expenses in 2018 were $44.1 million, as compared to $34.5 million in 2017. Financial expenses in 2017 were relatively low mainly due to gains from exchange rate differences.

Other Expenses, net

Other Expenses, net were $11.4 million in 2018 , as compared to $5.1 million in 2017. Other expenses in 2018 included impairment of investments in two of our affiliated Israeli companies.

Taxes on Income

Our effective tax rate represents a weighted average of the tax rates to which our various entities are subject.

Taxes on income in 2018 were $26.4 million (effective tax rate of 11.1%), as compared to $55.6 million (effective tax rate of 19.5%) in 2017. Taxes on income in 2017 included an amount of $10.9 million related to deferred tax asset adjustments resulting from the tax reform in the U.S. The effective tax rates in 2018 and 2017 were also affected by prior years adjustments of $2.6 million and $4.3 million, respectively. The adjustments were mainly related to tax settlements. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income. We continued to enjoy a lower effective Israeli tax rate, the benefits of an “Approved and Privileged Enterprise” and other tax benefits, which resulted in savings of $17.1 million and $15.8 million, respectively, in 2018 and 2017, significantly influencing our effective tax rates.

Company’s Share in Earnings (Losses) of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2018, we had loss of $2.2 million from our share in earnings of affiliates, as compared to income of $11.4 million in 2017. The loss in 2018 was mainly a result of a $9.7 million impairment of an investment in an affiliated company.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests in 2018 was $1.9 million, as compared to $1.5 million in 2017.

Net Income and Earning Per Share (EPS)

As a result of the above, net income in 2018 was $206.7 million (5.6% of revenues), as compared to net income of $239.1 million (7.1% of revenues) in 2017. The diluted EPS was $4.84 in 2018, as compared to $5.59 in 2017.

The number of shares used for computation of diluted EPS in the year ended December 31, 2017 and 2018 was 42,753,000 shares.

2017 Compared to 2016

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

Our consolidated revenues in 2017 were $3,377.8 million, as compared to $3,260.2 in 2016.

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

The following table sets forth our distribution of revenues by geographical regions:

	Year ended December 31,
	2017		2016
	$ millions	%	$ millions	%
Israel	741.9	22.0	709.5	21.8
North America	827.6	24.5	827.5	25.3
Europe	764.0	22.6	640.8	19.7
Asia-Pacific	670.5	19.8	801.6	24.6
Latin America	193.4	5.7	212.8	6.5
Other	180.4	5.4	69.8	2.1
Total	3,377.8	100.0	3,260.2	100.0

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

Cost of Revenues and Gross Profit

Cost of revenues in 2017 was $2,374.7 (70.3% of revenues), as compared to $2,294.9 million (70.4% of revenues) in 2016.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses (including depreciation and amortization). The amounts and percentage of those components in 2017 and 2016 were as follows:

Wages and related benefits costs in 2017 constituted 42% of cost of revenues, as compared to 38% of cost of revenues in 2016. The total cost of wages and related benefits in 2017 was approximately $978 million, as compared to $874 million in 2016. The increase in wages and related benefit costs was mainly a result of the 9.8% appreciation during 2017 in the value of the NIS relative to the U.S. dollar (since the NIS payments to our Israeli work force are translated into U.S. dollars for financial reporting purposes) as well as the increased workforce.

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

Gross profit for the year ended December 31, 2017 was $1003.0 million (29.7% of revenues), as compared to $965.3 million (29.6% of revenues) in the year ended December 31, 2016.

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

Operating Income

Our operating income in 2017 was $324.4 million (9.6% of revenues), as compared to $304.7 million (9.3% of revenues) in 2016. The improvement in the operating income in 2017 was due to the increase in the gross profit, as well as the decrease in G&A expenses during 2017.

Financial Expense (Net)

Net financing expenses in 2017 were $34.5million, as compared to $23.7 million in 2016. Financial expenses in 2016 were relatively low mainly due to gains from exchange rate differences.

Other Expense (Net)

Other Expense, net in 2017 amounted $5.1 millions, as compared to $1.7 millions in 2016.

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

We account for the outstanding principal amount of our Series A Notes as long-term liability, in accordance with ASC 470, “Debt”, with current maturities classified as short-term liabilities. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the Series A Notes using the effective interest rate method. As of December 31, 2018, the value of the Series A Notes was $112.1 million, less $59.7 million in current maturities and a fair value adjustment of $3.8 million from cross-currency interest rate swaps.

The Series A Notes are payable in ten equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years through 2020 (the first interest payment was made on December 30, 2010, and the last interest payment will be made on June 30, 2020). (See Item 18. Financial Statements – Note 16.)

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

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes that were issued in 2010 and the additional Series A Notes that were issued in 2012. Under the cross currency interest rate swaps, we receive fixed NIS at a rate of 4.84% on NIS 2 billion and pay floating six-month USD LIBOR plus an average spread of 1.84% on $524 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these swap transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, we are currently paying an effective interest rate of six-month LIBOR (2.88% at December 31, 2018) plus an average of 2.05% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting. (See also Item 11. Quantitative and Qualitative Disclosures about Market Risk.)

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

2018

Our net cash flow generated from operating activities in 2018 was approximately $192 million, resulting mainly from our net income and an increase in non-cash operating items of $126 million, an increase in trade and other payables of approximately $90 million and an increase of approximately $153 million in advances received from customers, offset by an increase in short and long-term trade receivables of approximately $89 million and an increase in inventories of approximately $117 million.

Net cash flow used in investment activities in 2018 was approximately $593 million, which was used mainly for the purchase of property, plant and equipment in the amount of $102 million, acquisition of subsidiaries in the amount of $504 million and investments in affiliated companies in the amount of $8 million, offset by proceeds from the sale of fixed assets of $4 million and proceeds from the net sale of short-term deposits and marketable securities in the amount of $20 million.

Net cash flow used for financing activities in 2018 was approximately $454 million, which was used mainly for repayment of Series A Notes in the amount of $56 million and payment of dividends in the amount of $75 million. Proceeds from new short and long-term loans were approximately $585 million.

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2017 and 2018, the Company met all financial covenants.

On December 31, 2018, we had total borrowings from banks and public institutions in the amount of $676.4 million in short and long-term loans, of which most of the $470 million in long-term loans mature in 2020. On December 31, 2018, we also had $1,895 million in guarantees issued on our behalf by banks and other financial institutions, mainly in respect of advance payment and performance guarantees provided in the regular course of business. In addition, at December 31, 2018, we had $112 million in outstanding debt under our Series A Notes, including $56 million maturing in 2019. On December 31, 2018, we had a cash balance amounting to $208 million. We believe that we also have the ability to raise funds on the capital market and through expansion of our credit lines. (See above “Israeli Debt Offering”.)

As of December 31, 2018, we had working capital of $369 million and a current ratio of 1.13. We believe that our working capital and cash flow from operations are sufficient to support our current requirements and financial covenants.

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

Pensions and Other Post-Retirement Benefits. We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. (For our pension and other post-retirement benefit assumptions at December 31, 2018 and 2017, see Item 18. Financial Statements – Note 17.) At December 31, 2018, our employee benefit liabilities were $737 million, of which we had severance funds of $279 million set aside to satisfy potential obligations.

Material Commitments for Capital Expenditures.We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2018 and the subsequent fiscal year (see above “Financial Resources”). Our anticipated capital expenditures (which include mainly the purchase of equipment, buildings and an enhancement to our Enterprise Resource Planning (ERP) system) as of December 31, 2018 are somewhat higher than those as of December 31, 2017, due to an anticipated increase in expenditures for buildings, ERP enhancements and certain other expenses. We plan to pay for such anticipated capital expenditures using cash from operations. (See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.)

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

On December 31, 2018, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments earn interest based on variable interest rates, and their value as of December 31, 2018 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2016, the inflation rate was approximately a negative 0.2%, and the NIS strengthened against the U.S. dollar by approximately 1.5%. In 2017, the inflation rate was approximately a positive 0.4%, and the NIS strengthened against the U.S. dollar by approximately 9.8%. In 2018, the inflation rate was approximately a 0.8% and the NIS depreciated against the U.S. dollar by approximately 8.1%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

A significant part of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2018 by forward contracts. On December 31, 2018, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies totaling approximately $646 million ($517 million in Euros, $30 million in GBP and the balance of $99 million in other currencies).

We also use forward exchange hedging contracts and options strategies in order to limit our exposure to exchange rate fluctuation associated with payroll expenses, mainly incurred in NIS. These include forward contracts with notional amount of approximately $598 million to purchase NIS maturing in 2019. (See also Item 11. Quantitative and Qualitative Disclosure of Market Risks.) As of December 31, 2018, an unrealized net loss of approximately $5 million was included in accumulated other comprehensive income. As of December 31, 2018, all of the forward contracts are expected to mature during the years 2019 – 2023.

Regarding the measures taken to reduce the foreign currency exchange rate impact on our Series A Notes see above “Liquidity and Capital Resources – Israeli Debt Offering.”

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2018 and is presented in millions of U.S. dollar equivalent terms:

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Buy US$ and Sell:
Euro	414.1	18.6
GBP	23.6	0.5
NIS	—	—
Other various currencies	57.3	2.3

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Sell US$ and Buy:
Euro	102.5	(4.6)
GBP	6.7	(0.1)
NIS	598.2	(15.4)
Other various currencies	41.5	(2.7)

*	Notional amount information is based on the foreign exchange rate at year end.

Contractual Obligations

	Up to 1 year	2-3 years	4-5 years	More than 5 years
	(U.S. dollars in millions)
1. Long-Term Debt Obligations(1)	3	463	4	—
2. Series A Notes(1)	56	56	—	—
3. Interest payment(2)	22	4	—	—
4. Operating Lease Obligations(3)	73	80	35	88
5. Purchase Obligations(3)	1,335	277	55	108
6. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP(4)	—	—	—	—
7. Other Long-Term Liabilities(5)	—	—	—	—
Total	1,489	880	94	196

(1)	The above includes derivative instruments defined as hedge accounting - see Item 18. Financial Statements - Note 2Y.

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

(3)	For further description of the Purchase Obligations see above “Long-Term Arrangements and Commitments – Purchase Commitments” and see Item 18. Financial Statements – Notes 21D and 21G.

(4)
The obligation amount does not include an amount of $737 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2R and 17. The obligation amount also does not include an amount of $60 million of tax reserve related to uncertain tax positions. See Item 18. Financial Statements – Note 18.

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

At December 31, 2018, we had outstanding buy-back obligations totaling approximately $1.4 billion that extend through 2028.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Years Ended December 31,
	2018	2017	2016

GAAP gross profit	976.2	1003.1	965.3
Adjustments:
Amortization of purchased intangible assets	19.1	22.2	31.2
Expenses related to IMI acquisition	66.6	—	—
Non-GAAP gross profit	1,061.9	1,025.3	996.5
Percent of revenues	28.8%	30.4%	30.4%

GAAP operating income	292.8	324.4	304.7
Adjustments:
Amortization of purchased intangible assets	26.5	28.6	41.2
Expenses related to IMI acquisition	66.8	—	—
Gain from change in holdings	(45.4)	—	(17.6)
Non-GAAP operating income	340.7	353.0	328.3
Percent of revenues	9.2%	10.5%	9.9%

GAAP net income attributable to Elbit Systems’ shareholders	206.7	239.1	236.9
Adjustments:
Amortization of purchased intangible assets	26.5	28.6	41.2
Impairment of investments	17.6	—	2.5
Gain from changes in holdings	(45.4)	—	(16.4)
Expenses related to IMI acquisition	66.8	—	(3.9)
Tax effect and other tax items*	(8.1)	6.2	(6.1)
Non-GAAP net income attributable to Elbit Systems’ shareholders	264.1	273.9	254.2
Percent of revenues	7.2%	8.1%	7.8%

GAAP diluted net EPS	5.59	5.54	5.54
Adjustments, net	0.59	0.87	0.41
Non-GAAP diluted net EPS	6.18	6.41	5.95

*	Tax effect in 2017 includes $10.9 million related to the tax reform in the U.S.

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors (Board)

Our directors as of March 15, 2019 are as follows:

Name	Age	Director Since
Michael Federmann (Chair)	75	2000
Rina Baum	73	2001
Yoram Ben-Zeev	74	2014
David Federmann (Vice Chair)	44	2007
Dr. Yehoshua Gleitman (External Director)	69	2010
Dov Ninveh	71	2000*
Professor Ehood (Udi) Nisan	51	2016
Dalia Rabin (External Director)	68	2010
Professor Yuli Tamir	65	2015
__________________
* was not a member of the Board from April - October 2013

The term of office of each director, other than the External Directors, expires at the conclusion of the annual general shareholders meeting to be held during 2019. The term of office for Yehoshua Gleitman as an External Director expires in March 2020, and the term of office for Dalia Rabin as an External Director expires in November 2019.

Michael Federmann. Michael Federmann has served as chair of the Board since 2000. Since 2002 he has served as chair and CEO of Federmann Enterprises Ltd. (FEL), a privately-owned Israeli company in which Mr. Federmann has held managerial positions since 1969. FEL, directly and through subsidiaries, holds a diversified portfolio of investments, including ownership of approximately 46% of the Company’s outstanding ordinary shares. FEL also has ownership interests in Dan Hotels Ltd. (Dan Hotels), an Israeli hotel chain, in Freiberger Compound Materials GmbH (Freiberger), a German company engaged in the supply of materials for the semi-conductor industry, as well as in several financial, real estate and venture capital investments. Mr. Federmann serves as chair of the board of directors of Dan Hotels. He serves as the president of the Israel - Germany Chamber of Industry and Commerce, was awarded the Order of Merit of the Federal Republic of Germany and is an Honorary Commander of the Order of the British Empire (CBE). Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University of Jerusalem (the Hebrew University), which has also awarded him an honorary doctorate in philosophy.

Rina Baum. Rina Baum is vice president for investments of FEL and since 1986 has served as a director and as general manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels and Etanit Building Products Ltd. (Etanit), and holds other managerial positions with investee companies of FEL. Mrs. Baum holds an L.L.B. degree in law from the Hebrew University.

Yoram Ben-Zeev. Yoram Ben-Zeev serves on the board of several non-profit organizations in Israel. He served as Israel’s ambassador to the Federal Republic of Germany from 2007 until 2012. Prior to that, he served for 26 years in various senior positions in the Israel Ministry of Affairs (MFA), including as deputy general director, head of the North America Division and senior member of the directorate. Among other positions held during his service in the MFA, Mr. Ben-Zeev served as Israel’s consul general to the West Coast in the United States, political advisor to the president of the State of Israel, special coordinator to the Middle East peace process, advisor to prime minister Ehud Barak for the Camp David Peace Conference, chair of the MFA’s Steering Committee - Foreign Service Strategic and Functional Planning and of the Israel-Canada Annual Strategic Forum and member of the MFA’s Nomination Committee. Mr. Ben-Zeev has been the recipient of special awards for his diplomatic service from both the U.S. House of Representatives and the president of the Federal Republic of Germany. Mr. Ben-Zeev holds a bachelor’s degree in Middle Eastern studies, political science and international relations from the Hebrew University and a master’s degree in Middle Eastern studies from the Tel-Aviv University. Mr. Ben Zeev serves as the chair of the Corporate Governance and Nominating Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Compensation Committee of the Board.

David Federmann. David Federmann has served as vice chair of the Board since 2015. He has served in various management capacities in FEL since 2000. He currently serves as chair of the board of Freiberger and as a member of the boards of directors of Dan Hotels, BGN Technologies (the technology transfer company of Ben-Gurion University) and several other private companies. David Federmann is the son of the Board chair. Mr. Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served since 2001 as the managing partner of Platinum VC, a venture capital firm. He currently serves as the chair of the board of directors of Capital Point Ltd., of GLK Investment and Management Company Ltd., of GIBF - Guangzhou Israel Bio Tech Fund and of Teuza - A Fairchild Technology Venture Ltd., and is a director of G Medical Innovations Holdings Ltd., a company incorporated in the Cayman Islands. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chair of the U.S.-Israel Industrial R&D Foundation, joint chair of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s (Elop) marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel. Dr. Gleitman holds bachelor of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as the chair of the Audit Committee and the Financial Statements Review Committee of the Board and as a member of the Compensation Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Dov Ninveh. Dov Ninveh has served as chief financial officer and a manager in FEL since 1994 and as the general manager of Heris Aktiengesellschaft since 2012. He serves as a member of the board of directors of Dan Hotels, Etanit and Freiberger. Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit. Mr. Ninveh holds a bachelor of science degree in economics and management from the Israel Institute of Technology (the Technion).
Professor Ehood (Udi) Nisan. Prof. Ehood (Udi) Nisan is a professor in the School of Public Policy and Government of the Hebrew University. He is a member of the board of Bezalel Academy of Art and chair of its finance committee, and an External Director of Harel Insurance Finance Services Ltd., and Rekah Pharmaceutical Industry Ltd. From 2013 to 2016, he was the chair of the board of directors of Delek, The Israel Fuel Corporation Ltd. From 2009 to 2011, Prof. Nisan was the director of the budgets department of the Israeli Ministry of Finance, and from 2007 to 2009 he served as the director of the Government Companies Authority. Prior to that he served in various executive positions in the Israeli Ministry of Finance and served as a member and chair of several government and public committees, including from 1999 until 2002 as the CEO of the Jerusalem Development Authority. Prof. Nisan holds bachelor’s and master’s degrees in economics and business administration, and a PhD in economics and public policy from the Hebrew University. Prof. Nisan serves as a member of the Audit Committee and the Financial Statements Review Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

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

Executive Officers

Our executive officers, the President and CEO and the Executive Vice Presidents who report to the President and CEO) as of March 15, 2019 are as follows:

Name	Age	Position
Bezhalel Machlis	56	President and Chief Executive Officer
Elad Aharonson	45	Executive Vice President and General Manager – ISTAR Division
Jonathan Ariel	62	Executive Vice President and Chief Legal Officer
David Block Temin	63	Executive Vice President, Chief Compliance Officer and Senior Counsel
Haim Delmar	49	Executive Vice President and General Manager - C4I and Cyber Division
Joseph Gaspar	70	Executive Vice President and Chief Financial Officer
Zeev Gofer	66	Executive Vice President – Strategic and Business Development - North America
Dr. Shelly Gordon	58	Executive Vice President – Human Resources
Ran Kril	48	Executive Vice President - International Marketing and Business Development
Edgar Maimon	64	Executive Vice President and General Manager – EW and SIGINT Elisra Division
Avi Mizrachi	61	Executive Vice President - Business Development - Israel and Southeast Asia
Ilan Pacholder	64	Executive Vice President – Mergers and Acquisitions and Financing
Yuval Ramon	53	Executive Vice President and Chief Operating Officer
Yoram Shmuely	58	Executive Vice President and General Manager – Aerospace Division
Yehuda Vered	61	Executive Vice President and General Manager – Land Division
Yehoshua Yehuda	52	Executive Vice President - Chief Technology Officer

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

Haim Delmar. Haim Delmar was appointed Executive Vice President and General Manager – C4I and Cyber Division in November 2018, after serving as senior vice president for C4ISR & HLS in the land & C4I division since 2009. Mr. Delmar joined Elbit Systems in 1993 and held various engineering and management positions in the battlefield and information systems area. From 2000 until 2004, he served in executive positions at Utopy Inc. and Mobilitec Inc. in the telecommunication and data mining fields, returning to Elbit Systems in 2004. Mr. Delmar holds a bachelor of science degree in computer engineering from the Technion and is a graduate of the Harvard University Business School’s Advanced Management Program.

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

Yehuda Vered. Yehuda (Udi) Vered has served as Executive Vice President and General Manager – Land Division since November 2018, after serving as executive vice president and general manager of the land and C4I division since 2013. From 2009 until 2013, Mr. Vered served as executive vice president – service solutions as well as vice president – marketing for the land and C4I division. Prior to that, since 2004 he served as chief financial officer and vice president for contracts and sales of the land and C4I division. Mr. Vered joined Elbit Systems in 2003 as vice president for contracts and sales and chief financial officer – ground, C4I and battlefield systems. Before that, he served as an aircrew officer in the IAF, where he holds the rank of colonel (reserves). Mr. Vered holds a bachelor of arts degree in management and economics from Tel-Aviv University, an MBA from Ben Gurion University and is a graduate of the Harvard University Business School’s Advanced Management Program.

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

President and CEO of Elbit Systems of America

Elbit Systems of America’s President and CEO reports to the board of directors of Elbit Systems of America in accordance with the provisions of the Special Security Agreement with the U.S. Department of Defense. (See Item 4. Information on the Company – U.S. Subsidiaries.) Raanan Horowitz has served as President and CEO of Elbit Systems of America since 2007. He served as executive vice president and general manager of EFW from 2001 until his current appointment. From 1991 until 2001, Mr. Horowitz held various management positions with EFW and other U.S. subsidiaries of the Company. From 1989 to 1991, he served as a senior program manager for Elbit Ltd. Mr. Horowitz previously served on the executive committee of the board of governors of the Aerospace Industries Association and was previously a member of the national board of directors of the Leukemia and Lymphoma Society. Mr. Horowitz holds an MBA from the Seidman School of Business of Grand Valley State University in Allendale, Michigan. He also holds a master of science degree in electrical engineering and a bachelor of science degree in mechanical engineering from Tel-Aviv University.

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

Special Uninterested Majority means the majority of the votes properly cast at the Meeting either in person, by proxy or by a voting instrument, provided that: (a) such majority includes a majority of the shareholders who are not controlling shareholders of the company and do not have a "Personal Interest" in the approval of the respective resolution who participate in the vote, in person, by proxy or by a voting instrument vote to approve it (abstentions will not be taken into account) or (b) the total number of votes of the shareholders referred to in (a) above that are voted against the proposed resolution does not exceed two percent (2%) of the company’s total voting rights. (For the definition Personal Interest see Item 10. Additional Information - Approval of Certain Transactions - Personal Interest and Extraordinary Transactions.)

At the Shareholders’ Extraordinary General Meeting held on April 11, 2018, our shareholders, following a favorable recommendation of the Compensation Committee of the Board (the Compensation Committee) and the approval of the Board as a whole, approved a compensation policy (the Compensation Policy) applicable to Employment Terms and arrangements with our Office Holders.

In accordance with the provisions of the Companies Law as set forth above, the Compensation Policy will be in effect for a three-year period or as otherwise may be mandated from time to time by the Companies Law.

The Companies Law requires that we obtain the approval of the Compensation Committee and the Board as a whole for each Employment Terms arrangement with an Office Holder. In addition, the Companies Law requires that we also obtain the approval of our shareholders for any Employment Terms arrangement with our CEO, a director or any other Office Holder where the Employment Terms are not consistent with our Compensation Policy or with respect to Employment Terms arrangements with any Office Holder that is considered a controlling shareholder or such Office Holder’s “Relative”. (For the definition of Relative see Item 10. Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders). Except with respect to Employment Terms of a director, such shareholder approval requires a Special Uninterested Majority.

Under certain circumstances described in the Companies Law, if the Employment Terms of an Office Holder who is not a director or a controlling shareholder, that requires shareholder approval as described above, are not approved by the shareholders by the required Special Uninterested Majority, and provided that the company is not a “Public Pyramid Held Company” as defined in the Companies Law, the compensation committee and the board of directors may nonetheless approve such Employment Terms provided that the compensation committee and the board of directors, following further discussion of the matter and for specified reasons, determine that the approval of such Employment Terms is in the best interests of the company. (For further information see Item 10. Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders).

In addition, pursuant to the Companies Law, changes determined by the compensation committee not to be material to the existing Employment Terms of an Office Holder who is not a director or a controlling shareholder, require only the approval of the compensation committee.

In accordance with the requirements of the Companies Law, our shareholders, following the respective recommendations of the Compensation Committee and the Board, approved, by the Special Uninterested Majority: (i) the Employment Terms of our CEO, Mr. Bezhalel Machlis, at the Shareholders' Extraordinary General Meeting held on March 8, 2016, (ii) the grant of options to our CEO by PO Cell Tech Ltd. (a privately-held Israeli commercial company in which we hold an interest) at the Shareholders' Extraordinary General Meeting held on April 11, 2018, (iii) the grant to our CEO of options under our new 2018 - Equity Incentive Plan for Executive Officers (see below “Share Ownership - Elbit Systems Stock Option Plan”) at the Shareholders' Extraordinary and Annual General Meeting held on October 18, 2018, and (iv) the grant to our CEO by Cyberbit Ltd. (a privately-held Israeli commercial company in which we hold an interest) at the Shareholders' Extraordinary General Meeting held on March 6, 2019.

For further information see below “Board Practices - Compensation Committee”, “Share Ownership - Elbit Systems’ Stock Option Plan”, Item 10. Additional Information - General Provisions of Israeli Law and Related Provisions of Articles of Association - Office Holders and Approval of Employment Terms of Office Holders and Item 16G. - Corporate Governance.

Compensation of Directors and Executive Officers

Aggregate Compensation to Directors and Executive Officers

The following table sets forth the aggregate compensation costs for all of our directors and executive officers as a group for the fiscal year ended December 31, 2018:

	Salaries, Directors’ Fees Commissions and Bonuses		Pension, Retirement and Similar Benefits
	(U.S. dollars in thousands)
All directors (consisting of 9 persons)	$499	(1)	$—
All executive officers (consisting of 17 persons)	$11,142	(2)(3)(4)	$1,371

(1)	Directors Fees

In accordance with the Compensation Policy and with the Israeli Companies Regulations (Relief from Related Parties' Transactions), 5760-2000, in meetings held on September 4, 2018, the Compensation Committee and the Board as a whole approved payment to the Company's directors, including to Michael Federmann and David Federmann (who each may be considered a direct or indirect controlling shareholder of the Company), in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity, which rates are also paid to the Company's External Directors, as well as reimbursement of expenses in accordance with Israeli law and the Company’s procedures, which are also paid to the Company’s External Directors. As a result, each of the Company’s directors is and will be entitled to an annual fee of NIS 111,115 (equal to approximately $30,814) and a per meeting fee of NIS 4,275 (equal to approximately $1,186), which reflect the above mentioned fee levels, linked to the Israeli consumer price index.

(2)	2012 Phantom Bonus Retention Plan

(i)
In 2012, our Board approved a “Phantom” Bonus Retention Plan for Senior Officers (the 2012 Phantom Plan). The purpose of the 2012 Phantom Plan is to provide an incentive to retain applicable senior officers of Elbit Systems and certain of our subsidiaries by strengthening the alignment of the 2012 Phantom Plan recipients’ financial interests with those of the Company and our shareholders. Under the 2012 Phantom Plan, phantom bonus units were granted to executive officers within the framework of three consecutive yearly tranches, each such tranche comprised of an equal number of units which entitle the recipient the right to receive the financial benefit (Unit Benefits) deriving from increases in the value of the Company’s shares during the applicable periods, subject to certain restrictions. Unit Benefits are calculated separately for each tranche. The Unit Benefits accrual period for each tranche is three years from the respective grant date of the applicable bonus units.

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

(iii) The accrued Unit Benefits Value for each yearly tranche is the sum of the first year Unit Benefits Value, the second year Unit Benefits Value and the third year Unit Benefits value for that tranche. Because of certain conditions in the 2012 Phantom Plan, the Unit Benefits Value for a particular year of a tranche may be zero or only part of the calculated Unit Benefits Value for that year. The aggregate maximum Unit Benefits Value of a unit granted for the full three years of a tranche may not exceed 100% of the basic value determined for that tranche for its first year. Except in certain circumstances described in the 2012 Phantom Plan, the accrued Unit Benefits Value of a tranche is paid to the recipient at the end of the third year of the respective tranche.

(iv)
Except as otherwise provided in the 2012 Phantom Plan, entitlement to receipt of benefits is conditioned on the recipient remaining an employee of the Company. The benefits received under the 2012 Phantom Plan are subject to tax at the regular personal income tax rates.

(v)
We recorded amounts of approximately $8.9 million and $0.4 million in 2017 and 2018, respectively, as compensation costs related to grants to our executive officers under the 2012 Phantom Plan. See Item 18. Financial Statements – Note 22G.

(3)	2018 - Equity Incentive Plan for Executive Officers

We recorded an amount of approximately $1.4 in 2018 as compensation costs related to options granted to our Executive Officers under our 2018 Equity Incentive Plan for Executive Officers. (See below "Share Ownership - Elbit Systems’ Stock Option Plans - 2018 - Equity Incentive Plan for Executive Officers" and Item 18. Financial Statements Notes 22B and 22C).

(4) Other Compensation

In addition to payment of monthly salary and annual bonus, our executive officers are entitled to reimbursement of travel and certain other expenses in a manner similar to other employees.
Office Holders of the Company, including our directors and executive officers, are covered by our D&O liability insurance policy and are entitled to indemnification in accordance with our Articles of Association and pursuant to an indemnification letter as approved by our shareholders. (See Item 10. Additional Information - Exemption, Insurance and Indemnification of Directors and Officers - Exemption, Insurance and Indemnification Under the Companies Law.)

Compensation of Five Most Highly Compensated Office Holders

The following describes the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2018. All amounts specified are in terms of cost to the Company as recorded in our financial statements.
Compensation for each of the specified executive officers is indicated in terms of the following types of compensation costs:
(1) Salary Costs. Salary Costs include gross salary and, if and to the extent applicable to a respective Office Holder, social and other benefits such as vacation days, sick days, convalescence pay, monthly remuneration for a study fund, contributions made by the Company on behalf of the Office Holders to an insurance policy or a pension fund, contributions by the Company on behalf of the Office Holders towards work disability insurance and other benefits such as company car and communication costs. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.606 which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2018 (Average Exchange Rate).
(2) Bonus Costs. Bonus Costs represent bonuses (annual, managerial evaluation and/or special, as the case may be) recorded in connection with the Office Holders with respect to the year ended December 31, 2018. U.S. dollar amounts indicated for Bonus Costs are based on the Average Exchange Rate .
(3) Phantom Bonus Costs. Phantom Bonus Costs are costs recorded with respect to the year ended December 31, 2018 related to the value of benefits under tranches of phantom bonus units granted to the Office Holders under our 2012 Phantom Bonus Retention Plan (see above “Aggregate Compensation to Directors and Officers - Table - Note (2)” and Item 18. Financial Statements - Note 22G.) Benefits under the 2012 Phantom Plan cover tranches payable over three years.
(4) Stock Option Costs. Stock Option Costs are costs recorded with respect to the year ended December 31, 2018 related to the 2018 Equity Incentive Plan for Executive Officers (see above “Aggregate Compensation to Directors and Officers - Table - Note (3)", below "Share Ownership - Elbit Systems’ Stock Option Plans - 2018 - Equity Incentive Plan for Executive Officers" and Item 18. Financial Statements - Notes 22B and 22C). Such Stock Option Costs also relate to stock options in start-up entities or similar ventures established by the Company (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company). The five most highly compensated Office Holders in 2018 were as follows (U.S. dollar amounts in thousands):

(1)
Bezhalel Machlis - President and CEO. Compensation costs recorded for Mr. Machlis in 2018 included: $890 in Salary Costs, $1,078 in Bonus Costs, $150 in Phantom Bonus Costs and $252 in Stock Options Costs.

(2)
Joseph Gaspar - Executive Vice President and Chief Financial Officer. Compensation costs recorded for Mr. Gaspar in 2018 included: $725 in Salary Costs, $169 in Bonus Costs and $186 in Stock Options Costs.

(3)
Yoram Shmuely - Executive Vice President and General Manager - Aerospace Division. Compensation costs recorded for Mr. Shmuely in 2018 included: $687 in Salary Costs, $139 in Bonus Costs and $141 in Stock Option Costs.

(4)
Yehuda Vered - Executive Vice President and General Manager - Land Division. Compensation costs recorded for Mr. Vered in 2018 included: $559 in Salary Costs, $127 in Bonus Costs and $169 in Stock Option Costs.

(5)
Elad Aharonson - Executive Vice President and General Manager - ISTAR Division. Compensation costs recorded for Mr. Aharonson in 2018 included: $495 in Salary Costs, $106 in Bonus Costs and $137 in Stock Option Costs.

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

The terms of office of Dr. Gleitman and Mrs. Rabin, the current External Directors on our Board expire as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in October 2018. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

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

In addition, External Directors in companies such as Elbit Systems that are “dual listed” may stand for re-election for additional terms of up to three years each beyond the first three terms, provided that (i) the audit committee and the board as a whole have determined that in light of such External Director’s expertise and unique contribution to the work of the board and its committees, his or her nomination for an additional term of office is in the best interest of the company, (ii) his or her election was approved by the company's shareholders’ by a Special Uninterested Majority (as defined in the Companies Law) and (iii) the term of office of the respective External Director and the reasons of the audit committee and the board for the extension of the term were presented to the company's shareholders prior to their approval.

Our Articles of Association allow the External Directors of the Company to be elected to more than three terms of service. According to the Companies Law, any committee of the Board must include at least one External Director, and all External Directors must be members of the Audit Committee and the Compensation Committee.

Dr. Gleitman and Mrs. Rabin currently serve as our Board’s External Directors. At the Shareholders' Extraordinary General Meeting held on March 6, 2019 our shareholders approved, by the required Special Uninterested Majority, the appointment of Dr. Gleitman as an External Director for an additional term of office beyond the first three terms, which additional term ends in March 2020. The term of office of Mrs. Rabin ends in November 2019. Dr. Gleitman was determined by the Board to have “financial and accounting expertise” under Israeli law, and Mrs. Rabin was determined by the Board to have the applicable “professional competence” to serve as an External Director.

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

According to the Companies Law, Employment Terms of a public company’s Office Holders must be approved by the compensation committee and the board as a whole. In addition, with respect to Employment Terms of the CEO, a director or any Office Holder where the Employment Terms are not consistent with an approved compensation policy or for an Office Holder that is also considered a controlling shareholder (or such controlling shareholder’s Relative), approval by the company’s shareholders is also required in accordance with the applicable majority requirements of the Companies Law. (For definition of the term Relative see Item 10. Additional Information - Approval of Certain Transactions - Personal Interest and Extraordinary Transactions). For further information see above “Compensation of Directors and Executive and Executive Officers - Compensation Policy”; Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Office Holders; and Item 10. Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders).

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

Board and Committee Meetings
The Board meets quarterly and at other times during the year as necessary to conduct its activities. The Audit Committee and Financial Statement Review Committee each meet at least quarterly, and the Compensation Committee and Corporate Government and Nominating Committee each meet at least annually. Each of the committees also meets at additional times during the year as may be necessary to carry out its functions. The Financial Statement Review Committee meets at least quarterly in executive sessions, and the Board and the other committees meet in executive sessions periodically. During 2018, the average attendance for Board members at Board and committee meetings was approximately 98%.

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2016, 2017 and 2018 were as follows:

	Total Employees	U.S. Employees
2018	16,149	2,001
2017	12,781	1,450
2016	12,470	1,425

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.
Collective Bargaining Agreements. In Israel, several of our wholly-owned subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 5,060 employees in Israel are covered by such agreements that extend for various periods ranging from 2019 - 2027. Approximately 200 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods through April 2021.

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
The Options are granted under the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version] of 1961 as may from time to time be amended, with respect to the “capital gain tax route”, as well as in compliance with the Israeli Income Tax Rules (Tax Relief in Issuance of Shares to Employees) 2003, as amended from time to time,
The exercise price of an Option is denominated in U.S. dollars and is the higher of:

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

The grant date of Options to a recipient is determined to be the later of (the Grant Date):

(i)	the Date of the Board Resolution;

(ii)	the first trading day after a period of thirty (30) days has elapsed from the date the Plan is filed with the Israeli Tax Authorities; or

(iii)	where applicable, the date on which any additional corporate approvals required by Israeli law in connection with the Plan have been obtained.
Granted Options vest as follows: forty percent (40%) on the second anniversary of the Grant Date, with the remaining sixty percent (60%) of the Options vesting twenty percent (20%) each on the third, fourth and fifth anniversary of the Grant Date. respectively.
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
Israeli law does not require approval by our Company’s shareholders for an equity incentive plan such as the Plan. In compliance with Nasdaq Rule 5615(a)(3) allowing a foreign private issuer to follow its home country practice in lieu of certain requirements of Nasdaq’s 5600 series of corporate governance rules, we provided the Nasdaq with a legal opinion of an independent Israeli law firm confirming the above (See Item 16.G - Corporate Governance). On March 20, 2018, the Company filed with the SEC a form S-8 (No. 333-223785) for the registration under the U.S Securities Law of the underlying shares that may be issued upon exercise of Options under the Plan.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

As of March 15, 2019, we had 42,753,182 ordinary shares outstanding. The following table sets forth specific information as of March 15, 2019, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our executive officers and directors as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares(1)
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,580,342	(3)	45.8%
Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	8.97%
All executive officers and directors as a group (25 persons)	6,075	(4)	0.01%

(1)	Based on 42,753,182 ordinary shares outstanding as of March 15, 2019, which excludes 1,408,921 ordinary shares held by us as treasury shares.

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

There are no changes in shareholdings by our controlling shareholders (FEL) in the last three years as indicated below:

	March 15, 2019		March 15, 2018		March 15, 2017
	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned	Shares Owned	% of Shares Owned
FEL	19,580,342	45.80%	19,580,342	45.80%	19,580,342	45.80%

As of March 15, 2019, approximately 11% of our outstanding ordinary shares were held in the United States by approximately 154 shareholders of record registered on the books of our transfer agent.

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

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Export sales constitute a significant portion of our sales. In 2018, export sales were approximately $2.94 billion, constituting approximately 80% of our total sales. (For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2018 Compared to 2017 – Revenues.)

Legal Proceedings

The Company is involved in various legal proceedings from time to time. For a discussion of our significant legal proceedings see Item 18. Financial Statements - Note 21C.

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2016	$1.60 per share
2017	$1.76 per share
2018	$1.76 per share

Other than any significant event that may be described in this annual report, there have not been any significant changes since December 31, 2018.

Item 9.    The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are listed on the TASE and are quoted on Nasdaq under the symbol “ESLT”.

The high and low sale prices for our ordinary shares for the five most recent fiscal years are:

	Nasdaq		TASE(*)
	High	Low	High	Low
2014	$64.66	$54.36	$64.26	$53.19
2015	$89.87	$58.63	$90.22	$59.04
2016	$104.70	$80.24	$104.53	$80.25
2017	$152.65	$99.96	$152.67	$99.61
2018	$149.73	$109.81	$147.89	$110.34

The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the next subsequent quarter are:

	Nasdaq		TASE(*)
	High	Low	High	Low

2017
First Quarter	$119.55	$99.96	$118.66	$99.61
Second Quarter	$127.16	$113.14	$126.07	$110.83
Third Quarter	$146.62	$122.22	$147.28	$122.90
Fourth Quarter	$152.65	$131.35	$152.67	$130.98

2018
First Quarter	149.89	116.90	147.89	116.68
Second Quarter	$124.10	$109.83	$126.21	$110.34
Third Quarter	135.49	112.72	135.49	113.49
Fourth Quarter	$126.19	$109.81	$126.80	$107.57
2019
First Quarter (through March 15, 2019)	$135.01	$113.58	$134.85	$113.02

The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE(*)
	High	Low	High	Low
September 2018	$135.49	$124.67	$135.49	$126.85
October 2018	$129.00	$116.06	$129.43	$117.41
November 2018	$125.06	$115.09	$125.16	$113.56
December 2019	$126.19	$109.81	$126.80	$107.57
January 2019	$125.23	$113.58	$125.16	$113.02
February 2019	$135.01	$123.01	$134.85	$122.72

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

Arrangements in connection with the Employment Terms (see Item 6. Directors, Senior Management and Employees - Compensation of Executive Officers and Directors - Compensation Policy) of Elbit Systems’ Office Holders require special authorizations. (See below “Approval of Certain Transactions - Approval of Employment Terms of Office Holders”.)

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

Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder (see “Provisions Relating to Major Shareholders” below) of a publicly traded company immediately disclose (and no later than the first board meeting at which the transaction is discussed) any Personal Interest (as defined below) that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company. A person with a Personal Interest in any such transaction that is brought for approval of the audit committee or board of directors may not be present at the meeting where the transaction is being deliberated or approved (unless the chair of the audit committee or the board, as the case may be, determines that such person’s presence at the meeting is required for presentation of the relevant transaction) and, in case such person is a director, he or she may not vote on the matter, unless a majority of the members of the audit committee or of the board of directors (as the case may be) have a Personal Interest in the approval of the relevant transaction, in which case the directors having such Personal Interest may be present and may participate in the vote. In the event that the relevant transaction is a transaction other than an "Extraordinary Transaction" (as defined below) in which an Office Holder has a personal interest, and the majority of the members of the board of directors have a "Personal Interest" in such transaction, the approval of the shareholders is also required.

In accordance with the Companies Law:

“Personal Interest” means a personal benefit, gain or other interest derived by the shareholder (or a Relative or related entity, as described below) from approving the respective act or transaction. Any benefit or interest arising solely from holding a company’s shares is not considered such a personal benefit or other interest under the Companies Law. Such personal benefit and other interest includes any personal benefit or other interest of:

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

Except for certain exemptions specified under the Companies Law, the transactions and arrangements described above may also require shareholder approval, including, where applicable, by a Special Uninterested Majority. In addition, the Companies Law requires re-approval every three years with respect to some of the matters referred to above. Re-approval when applicable is required by the audit committee or the compensation committee, as the case may be, the board of directors and, except for certain specific exemptions, by the shareholders. (See below "Exemption, Insurance and Indemnification of Directors and Officers - Insurance and Indemnification of Directors and Officers under the Articles of Association" and also "Provisions Relating to Major Shareholders".)

Under the Companies Law, the audit committee of a publicly held company such as Elbit Systems is also required to determine whether to carry out competitive procedures or other procedures before any engagement in a transaction with a controlling shareholder or in which a controlling shareholder has a Personal Interest.

Approval of Employment Terms of Office Holders

In accordance with the Companies Law (see Item 6. Directors, Senior Managers and Employees - Compensation of Directors and Executive Officers - Compensation Policy), approval by both the compensation committee and the board of directors is required for all arrangements regarding Employment Terms of an Office Holder. In addition, the Companies Law requires that we also obtain the approval of our shareholders for any Employment Terms arrangement with (i) our CEO; (ii) a director; (iii) any other Office Holder where the Employment Terms are not consistent with an approved compensation policy or (iv) an Office Holder that is also considered a controlling shareholder (or his or her Relative). Except with respect to Employment Terms of a director, such shareholder approval requires a Special Uninterested Majority. (See Item 6. Directors, Senior Managers and Employees - Compensation of Directors and Executive Officers - Compensation Policy).

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

(ii)
breach of the Office Holder’s duty of loyalty to the company, to the extent that the Office Holder acted in good faith and had reasonable basis to believe that the act would not prejudice the interests of the company; or

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
The indemnification letters originally granted to Michael Federmann and David Federmann in November 2011 were last re-approved by our shareholders on November 30, 2017, at the Annual General Meeting of Shareholders, for an additional period of three years commencing on December 1, 2017.

Elbit Systems' Compensation Policy allows Elbit Systems to purchase, from time to time during the term of the Compensation Policy, directors and officers (D&O) liability insurance; provided that the coverage limit will not exceed $150 million and that the insurance policy terms, as well as the premium paid, will reflect current market conditions with respect to the Company and the nature of its operations and will not exceed $1 million for each such insurance policy. In accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the inclusion of Michael Federmann and David Federmann (who may be considered direct or indirect controlling shareholders of the Company) and of Bezhalel Machlis, our President and CEO, in any D&O liability insurance policy requires the approval of our Compensation Committee that with respect to the D&O insurance policy applicable to each of them (i) the terms of the policy are either less favorable or similar to those applicable with respect to other Office Holders of the Company, (ii) is purchased on market terms and (iii) the purchase thereof will not have a material effect on the Company’s profitability, assets or obligations.

In respective meetings held on January 28, 2019, our Compensation Committee and our Board approved the purchase of a D&O liability insurance policy which complies with the provisions of our Compensation Policy and further approved the inclusion therein of Michael Federmann and David Federmann (who may be considered direct or indirect controlling shareholders of the Company) and of Bezhalel Machlis, our President and CEO, in accordance with the requirements of the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000. As of March 15, 2019, the D&O policy’s limit of liability was $100 million, and the annual premium was $488,650.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each, of which 42,753,182 ordinary shares were issued and outstanding as of March 15, 2019. All issued and outstanding ordinary shares are fully paid and non-assessable.

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

Except for certain specified exemptions under the Companies Law, audit committee approval is required for extraordinary transactions, as defined by criteria established by the audit committee, with a controlling shareholder or in which a controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, and an engagement of a public company with a controlling shareholder or his or her Relative, directly or indirectly, including through a company controlled by such person, regarding the grant of services to the applicable company (and regarding his or her Employment Terms if the controlling shareholder is an employee of the company but he or she is not an Office Holder). If the controlling shareholder is an Office Holder, his or her Employment Terms must be approved by the compensation committee, the board of directors and the shareholders of the company, in that order. Such shareholder approval requires a Special Uninterested Majority. (For further information see above "Approval of Certain Transactions".)

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

General Corporate Tax in Israel

Generally, Israeli companies were subject to corporate tax on taxable income and capital gains at the rate of 24% and 25% for the tax years 2017 and 2016, respectively. The corporate tax rate effective as of January 1, 2018 is 23%.

Under the Israeli Tax Ordinance, 1961 (the Ordinance) transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arm’s-length principle and reported and taxed accordingly.

A portion of our Israeli operations have been granted “Approved Enterprise”, “Privileged Enterprise” and “Preferred Enterprise” status, as described under “Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. We cannot assure that Elbit Systems or our Israeli subsidiaries will continue to qualify for such benefits, or benefits under the Law for Encouragement of Industry, in the future. We also cannot assure that we will continue to qualify as an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, or that the benefits described above will be available in the future. See further Item 18. Financial Statements - Note 18A(3).

Industry Encouragement. Under the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income (determined in Israeli currency) in a given tax year, with some exceptions, comes from “Industrial Enterprises” owned by that company. An Industrial Enterprise is defined as an enterprise whose primary activity in a particular tax year is industrial manufacturing activity. We believe Elbit Systems qualifies as an Industrial Company. See further Item 18. Financial Statements - Note 18A(2).

Investment Law. The Israeli Law for the Encouragement of Capital Investments, 1959 (the Investment Law) provides tax benefits to companies that make capital investments in eligible fixed assets. Under the Investment Law, subject to applicable conditions, companies could apply to receive “Approved Enterprise”, “Privileged Enterprise” or "Preferred Enterprise” status, each of which provides various tax benefits. See Item 18. Financial Statements - Note 18A.

Tax on IP-based Income. On December 29, 2016, Israel enacted a tax law amendment introducing a new tax regime for intellectual property (IP)-based companies. The regime is tailored to a post-BEPS (base erosion profit shifting) world, encouraging multinationals to consolidate IP ownership and profits in Israel along with existing Israeli R&D functions. Tax benefits created to achieve this goal include a reduced corporate income tax rate of 6% on IP-based income and on capital gains from the future sale of IP. The 6% rate would apply to qualifying Israeli companies that are part of a group with global consolidated revenue of over NIS 10 billion (approximately $2.7 billion). Other qualifying companies with global consolidated revenue below NIS 10 billion would be subject to a 12% tax rate. However, if the Israeli company is located in Jerusalem or in certain northern or southern parts of Israel, the tax rate is further reduced to 7.5%. Additionally, withholding tax on dividends would be subject to a reduced rate of 4% for all qualifying companies (unless further reduced by a treaty). See Item 18. Financial Statements - Note 18A(3).

Capital Gains to a Shareholder

Capital gains to Israeli residents. Starting in 2012, the tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of our ordinary shares) has been 25%, and 30% to an individual “principal” shareholder. In 2013, the capital gains tax rate increased by 2% in the event the individual’s taxable income in any tax year exceeds NIS 810,720 (approximately $215,000) - linked to the CPI each year - including capital gains from marketable securities, dividends and interest income. As of January 1, 2017, the capital gain tax rate was increased by 3% (rather than the previous 2% increase) in the event the individual’s taxable income in 2017 and thereafter exceeds NIS 640,000 (approximately $170,000) - linked to the CPI each year. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed at rates applicable to capital gains.

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

This summary is based on provisions of the Code, existing and proposed U.S. Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this annual report. These authorities and their interpretation are subject to change, possibly with retroactive effect. Notably, in December 2017, the U.S. President signed into law the “Tax Cuts and Jobs Act” (the Tax Act), which alters significantly the U.S. federal income tax system. (For risks relating to the Tax Act, see Item 3. Risk Factors - General Risks Related to Our Business and Market - Recently enacted tax legislation in the United States may impact our business.) Although this discussion takes into account provisions enacted under the Tax Act, given the complexity of this new law, investors should consult their own tax advisors regarding its potential impact on the U.S. Federal income tax consequences to them in light of their particular circumstances.

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

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL SHAREHOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “-Passive Foreign Investment Company Rules,” a U.S. Shareholder generally will be required to include in gross income, as ordinary income, the amount of any distributions paid on ordinary shares of Elbit Systems to the extent of Elbit Systems’ current or accumulated earnings and profits (calculated before the reduction of any corresponding Israeli withholding taxes). If a U.S. Shareholder is an individual, trust or estate, dividends received from Elbit Systems generally will be treated as “qualified dividend income”, which is taxable to such U.S. Shareholder at preferential tax rates, provided the U.S. Shareholder has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. There is no assurance that dividends received by U.S. Shareholders from Elbit Systems will be eligible for such preferential tax rates. Each individual U.S. Shareholder of ordinary shares is urged to consult his or her own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his or her own particular situation and regarding the computations of his or her foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable. Dividends paid by Elbit Systems do not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations. Elbit Systems does not intend to compute earnings and profits under U.S. tax principles; therefore, it is likely that all distributions will be treated as paid out of Elbit Systems’ current and accumulated earnings and profits.

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

Sale, exchange or other disposition

Subject to the discussion below under “-Passive Foreign Investment Company Rules,” upon the sale, exchange or other disposition of ordinary shares, a U.S. Shareholder generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other disposition and the U.S. Shareholder’s adjusted tax basis, determined in U.S. dollars, of the ordinary shares. Any gain or loss recognized upon the sale, exchange or other disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other disposition, the holding period of the ordinary shares exceeds one year. In the case of individual U.S. Shareholders, long-term capital gains generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses by a U.S. Shareholder is subject to significant limitations. U.S. Shareholders should consult their own tax advisors in this regard.

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

Passive Foreign Investment Company rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income (which is generally subject to certain exceptions for active businesses, dividends, interest, rents and royalties and gains from the sales of property generating such income), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2018. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Shareholder could suffer adverse tax consequences under certain circumstances. These consequences may include having gains realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

The PFIC rules are complex. U.S. Shareholders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares.

Informational reporting and backup withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to informational reporting to the Internal Revenue Service (the IRS) and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a holder who timely furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Shareholders generally will not be subject to U.S. informational reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN or W-BEN-E) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

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

As of December 31, 2017 and December 31, 2018, the notional amount of our outstanding forward contracts was $575.7 million and $1,243.9 million, respectively. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivatives instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2018. The table does not include information regarding the cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes.

	Maturity Date - Notional Amount
	( US dollars in millions)
	2019	2020	2021	2022	2023 onwards	Total	Fair Value at December 31, 2018
Buy US$ and sell:
EUR	231.2	114.8	50.8	16.3	1.0	414.1	18.6
GBP	10.3	4.2	2.4	4.0	2.7	23.6	0.5
Other currencies	25.7	26.2	5.4	—	—	57.3	2.3
Total	267.2	145.2	58.6	20.3	3.7	495.0	21.4

	Maturity Date - Notional Amount
	( US dollars in millions)
	2019	2020	2021	2022	2023 onwards	Total	Fair Value at December 31, 2018
Sell US$ and buy:
EUR	67.4	20.6	5.9	8.6	—	102.5	(4.6)
GBP	4.1	2.6	—	—	—	6.7	(0.1)
NIS	598.2	—	—	—	—	598.2	(15.4)
Other currencies	16.3	21.1	4.1	—	—	41.5	(2.7)
Total	686.0	44.3	10.0	8.6	—	748.9	(22.8)

At December 31, 2018, a 5% and 10% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized losses of $12.1 and $21.7 million, respectively, and a 5% and 10% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $15.1 and $33.6 million, respectively. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, most of such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2018, our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans and Series A Notes. Our deposits are mainly in U.S. dollars.

In 2010, we issued NIS 1.1 billion (approximately $283 million) of Senior A Notes in a public offering on the TASE. These Senior A Notes are payable in ten equal annual installments on June 30 of each of the years 2011 through 2020 and bear a fixed interest rate of 4.84% per annum, payable semi-annually on June 30 and December 30 of each of the years 2010 through 2020. In 2012, we issued through a public offering on the TASE additional Series A Notes in the aggregate principal amount of NIS 807 million (approximately $217 million), and we issued additional Series A Notes in an aggregate principal amount of NIS 92 million (approximately $24 million) through a private placement to Israeli institutional investors. As of December 31, 2017 and December 31, 2018, the total principal amount of the Series A Notes was $112.1 million and $181.7, respectively.

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

The remaining debt is mainly in short and long-term loans in U.S. dollars at floating interest rates. The majority of our borrowings (net of the effect of the cross currency interest rate swap transaction) are usually linked to the relevant LIBOR plus a spread of 0.9% - 1.95%, and therefore are exposed to changes in interest rates. Most of our loans will mature within 2019 and 2020.

Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. At December 31, 2018, a hypothetical 1% (100 basis points) increase in the current interest rates would result in an additional expense of $7 million.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to cause that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2018, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013 Framework).” Based on this assessment, management believes that, as of December 31, 2018, our internal control over financial reporting is effective. Our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018 did not include an assessment of the two subsidiaries acquired during 2018, Universal and IMI.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Kost Forer Gabbay & Kasierer (Kost), an independent registered public accounting firm in Israel and a member of Ernst & Young Global (EY), as stated in their report included in Item 18. Financial Statements. The audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of subsidiaries acquired during 2018, which are included in the 2018 consolidated financial statements of the Company and constituted 24% and 9% of total and net assets, respectively, as of December 31, 2018, and 4% of revenues and net income, for the year then ended.

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

Item 16B.    Code of Ethics.

We have adopted a code of business conduct and ethics that is applicable to all our directors, officers and employees including our principal executive, financial and accounting officers and persons performing similar functions. The code of ethics was approved by our Board and covers areas of professional and business conduct. It is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest. The code of ethics is supplemented by our anti-bribery and corruption compliance policy and other related policies and procedures, including those relating to our whistleblower and investigations process, due diligence and business gifts and entertainment. We also have a supplier code of conduct that is applicable to ethics and compliance requirements for our supply chain. We provide training on our code of ethics to all of our employees. Our code of ethics, anti-bribery and corruption compliance policy and supplier code of conduct, as well as certain other compliance related policies, are each posted on our website: www.elbitsystems.com.

Item 16C.    Principal Accountant Fees and Services.

At the annual general shareholders meeting held in October 2018, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2018	2017
	(U.S. dollars in thousands)
Audit Fees	$3,217	$3,064
Tax Fees	304	307
Other Fees	221	319
Total	$3,742	$3,690

“Audit Fees” are the aggregate fees for the audit of our consolidated annual financial statements. This category also includes services generally provided by the independent auditor, such as consents and assistance with and review of documents filed with the SEC. It also includes fees billed for accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and implementation of ASC 606, ASC 842 and other accounting issues that occur from time to time.

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

“Other Fees” are fees billed for services related to assessment of finance software.

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2018 or fiscal year 2017.

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

No shares were repurchased by Elbit Systems during 2018.

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

In March 2018, we notified Nasdaq of our intent to follow Israeli home country practice in connection with our 2018 Equity Incentive Plan for Executive Officers, which was approved by our Board as permitted by Israeli law without approval by our shareholders. See also Item 6. Directors, Senior Management and Employees - Share Ownership - Elbit Systems’ Stock Option Plans - 2018 - Equity Incentive Plan for Executive Officers.

Item 16H.    Mine Safety Disclosure.

Not applicable.

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

See Consolidated Financial Statements attached to this annual report on Form 20-F.

Item 19.    Exhibits.

(a)    Index to Financial Statements

(b)    Exhibits

1.1	Elbit Systems’ Memorandum of Association(1)
1.2	Elbit Systems’ Restated Articles of Association(2)
4.1	Description of the Terms of Office and Employment of the Company’s President and Chief Executive Officer(3)
4.2	Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers(4)
4.3	Elbit Systems Ltd. 2018 Compensation Policy for Executive Officers and Directors(5)
4.4	Summary of IMI Acquisition Agreements
8	Major Operating Subsidiaries of Elbit Systems
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
15.2	Consent of Kesselman & Kesselman
15.3	Consent of Somekh Chaikin

(1)	Filed as an exhibit to Elbit Systems’ Annual Report on Form 20-F (File No. 0-28998) for the year ended December 31, 2000, filed with the SEC on April 5, 2001, and incorporated herein by reference.

(2)
Filed as Exhibit 2 to Elbit Systems’ Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 26, 2008, and incorporated herein by reference; as amended by that certain amendment filed as Annex A to Exhibit 1 to Elbit Systems’ Report of Foreign Private Issuer on Form 6-K, filed with the SEC on October 25, 2011, and incorporated herein by reference.

(3)	Filed as Exhibit 4.2 to Elbit Systems’ Annual Report on Form 20-F, filed with the SEC on March 22, 2016, and incorporated herein by reference.

(4)
Filed as Exhibit 99.1 to Elbit Systems’ Registration Statement on Form S-8 (No. 333-223785), for the registration of the underlying shares that may be issued upon exercise of options thereunder, filed with the SEC on March 20, 2018, and incorporated herein by reference.

(5)
Filed as Exhibit “A” to Elbit Systems’ proxy statement dated March 1, 2018, filed as Exhibit 1 to Elbit Systems’ Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 1, 2018, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2019

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	F - 2 - F - 6

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 7 - F - 8

Consolidated Statements of Income	F - 9

Consolidated Statements of Comprehensive Income	F - 10

Statements of Changes in Equity	F - 11- F - 13

Consolidated Statements of Cash Flows	F - 14 - F - 15

Notes to the Consolidated Financial Statements	F - 16 - F - 81

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. ("Elbit Systems") and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements") and the financial statement schedule listed in the index at Item 19. In our opinion, based on our audits and the reports of the other auditors the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Elbit Systems and subsidiaries as of December 31, 2018 and 2017, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of two Israeli subsidiaries, which reflect total assets constituting 22% as of December 31, 2018, and total revenues constituting 1% in 2018 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the two Israeli subsidiaries, is based solely on the reports of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board ("United States") ("PCAOB"), Elbit Systems and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 19, 2019, expressed an unqualified opinion thereon.

Adoption of Accounting Standards Update (ASU) No. 2014-09
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for recognizing revenue from contracts with customers in the consolidated financial statements for the year ended December 31, 2018, due to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, using the modified retrospective adoption method.

Basis for Opinion
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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

We have served as Elbit Systems' auditor since 2003.

Tel Aviv, Israel
March 19, 2019

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on Internal Control over Financial Reporting
We have audited Elbit Systems Ltd. ("Elbit Systems") and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Elbit Systems and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of subsidiaries acquired during 2018, which are included in the 2018 consolidated financial statements of the Company and constituted 24% and 9% of total and net assets, respectively, as of December 31, 2018 and 4% of revenues and net income, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the subsidiaries acquired during 2018.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Elbit Systems and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedule and our report dated March 19, 2019 expressed an unqualified opinion thereon, based on our audit and the reports of the other auditors.

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

/s/ Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Tel Aviv, Israel
March 19, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IMI Systems Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of IMI Systems Ltd. and its subsidiaries (the Company) as of December 31, 2018 and the related consolidated statement of income, of changes in shareholders’ equity and of cash flows for the one-month ended December 31, 2018, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, based on our audit and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the one-month ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of Ashot Ashkelon Industries Ltd. a subsidiary, which statements reflect total assets of approximately $146,400 as of December 31, 2018 and total revenues of $10,500 for the one-month ended December 31, 2018. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Ashot Ashkelon Industries Ltd., is based solely on the report of the other auditors.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

Kesselman & Kesselman
Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 19, 2019

We have served as the Company's auditor since 2016.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,
P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a Street, PO Box 609 Tel Aviv 61006, Israel +972 3 684 8000

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Ashost Ashkelon Industries, Ltd.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Ashot Ashkelon Industries Ltd. and its subsidiary (the Company) as of December 31, 2018, the related consolidated statements of income, shareholders’ equity, and cash flows for the month ended December 31, 2018, and the related notes collectively, the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the month ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

s/ Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

We have served as the Company’s auditor since 2009.

Tel Aviv, Israel
March 12, 2019

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2018	2017

CURRENT ASSETS:
Cash and cash equivalents		$208,479	$156,074
Short-term bank deposits and restricted deposits		16,447	3,126
Available-for-sale marketable securities	9	—	13,371
Trade and unbilled receivables and contract assets, net	3	1,712,915	1,406,563
Other receivables and prepaid expenses	4	199,148	128,946
Inventories, net	5	1,141,996	902,954
Total current assets		3,278,985	2,611,034

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	6	196,180	172,338
Long-term trade and unbilled receivables and contract assets	7	297,145	295,396
Premises evacuation	1C(3)	365,436	—
Long-term bank deposits and other receivables	8	42,962	38,082
Deferred income taxes, net	18F	42,804	51,358
Severance pay fund	2R	278,732	298,590
		1,223,259	855,764

PROPERTY, PLANT AND EQUIPMENT, NET	10	686,620	495,716

GOODWILL	11	1,022,624	646,715

OTHER INTANGIBLE ASSETS, NET	11	239,297	105,688

TOTAL ASSETS		$6,450,785	$4,714,917

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2018	2017

CURRENT LIABILITIES:
Short-term bank credit and loans	12	$208,821	$133,750
Current maturities of long-term loans and Series A Notes	15,16	62,546	67,556
Trade payables		776,100	633,689
Other payables and accrued expenses	13	1,081,992	835,394
Contract liabilities (customer advances)	14	780,994	418,560
Total current liabilities		2,910,453	2,088,949

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	15	467,649	119,514
Series A Notes, net of current maturities	16	56,303	124,865
Employee benefit liabilities	2R	736,798	413,117
Deferred income taxes and tax liabilities, net	18F	78,677	68,159
Contract liabilities (customer advances)	14	175,890	133,649
Other long-term liabilities	20	170,607	48,692
Total long-term liabilities		1,685,924	907,996

COMMITMENTS AND CONTINGENT LIABILITIES	21

EQUITY:	22
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2018 and 2017; Issued 44,162,103 and 44,159,951 shares as of December 31, 2018 and 2017, respectively; Outstanding 42,753,182 and 42,751,030 shares as of December 31, 2018 and 2017, respectively		12,348	12,347
Additional paid-in capital		263,556	262,122
Treasury shares – 1,408,921 as of December 31, 2018 and 2017		(40,428)	(40,428)
Accumulated other comprehensive loss		(94,944)	(87,652)
Retained earnings		1,691,921	1,561,921
Total Elbit Systems Ltd. equity		1,832,453	1,708,310
Non-controlling interests		21,955	9,662
Total equity		1,854,408	1,717,972

TOTAL LIABILITIES AND EQUITY		$6,450,785	$4,714,917

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2018	2017	2016
Revenues	23, 2T	$3,683,684	$3,377,825	$3,260,219
Cost of revenues		2,707,505	2,374,775	2,294,934
Gross profit		976,179	1,003,050	965,285
Operating expenses:
Research and development, net	24	287,352	265,060	255,792
Marketing and selling, net		281,014	280,246	271,037
General and administrative, net	1C(6)	160,348	133,314	151,353
Other operating income, net	1C(2),(8)	(45,367)	—	(17,575)
Total operating expenses		683,347	678,620	660,607

Operating income		292,832	324,430	304,678
Financial expenses, net	25	(44,061)	(34,502)	(23,742)
Other expense, net	26	(11,449)	(5,082)	(1,735)
Income before income taxes		237,322	284,846	279,201
Income taxes	18D	(26,445)	(55,585)	(45,617)
		210,877	229,261	233,584
Equity in net (losses) earnings of affiliated companies and partnerships	6B	(2,222)	11,361	5,224
Net income		$208,655	$240,622	$238,808
Less: net income attributable to non-controlling interests		(1,917)	(1,513)	(1,899)
Net income attributable to Elbit Systems Ltd.’s shareholders		$206,738	$239,109	$236,909

Basic net earnings per share attributable to Elbit Systems Ltd.’s shareholders	22	$4.84	$5.59	$5.54
Diluted net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$4.84	$5.59	$5.54

Weighted average number of shares used in computation of basic net earnings per share		42,753	42,750	42,742
Weighted average number of shares used in computation of diluted net earnings per share		42,753	42,753	42,752

(*) Revised for the adoption of ASU 2017-07. See Note 2S.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars (In thousands)

	Year ended December 31,
	2018	2017	2016
Net income	$208,655	$240,622	$238,808

Other comprehensive income (loss), net of tax:(*)
Foreign currency translation differences	(19,705)	8,169	(8,471)
Unrealized gains (losses) on derivative instruments, net of tax	3,805	(22,224)	6,741
Pension and other post-retirement benefit plans, net of tax	7,970	(662)	(56)
Unrealized losses on available-for-sale marketable securities, net of tax	(11)	(6)	(11)
	(7,941)	(14,723)	(1,797)
Total comprehensive income	200,714	225,899	237,011
Less: comprehensive income attributable to non-controlling interest	(1,268)	(2,261)	(673)
Comprehensive income attributable to Elbit Systems Ltd.’s shareholders	$199,446	$223,638	$236,338

(*)	Other comprehensive loss, net of tax expenses in the amounts of $2,175, $5,199 and $1,904 for the years 2018, 2017 and 2016, respectively.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2018	42,751,030	$12,347	$262,122	$(87,652)	$1,561,921	$(40,428)	$9,662	$1,717,972

Cumulative effect of adoption of ASC Topic 606	—	—	—	—	(1,433)	—	—	(1,433)

Exercise of options	2,152	1	47	—	—	—	—	48

Stock-based compensation	—	—	1,387	—	—	—	—	1,387

Dividends paid	—	—	—	—	(75,305)	—	—	(75,305)

Minority interest related to IMI's acquisition	—	—	—	—	—	—	11,025	11,025

Other comprehensive loss, net of tax expense of $2,175	—	—	—	(7,292)	—	—	(649)	(7,941)

Net income attributable to non- controlling interests	—	—	—	—	—	—	1,917	1,917

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	206,738	—	—	206,738

Balance as of December 31, 2018	42,753,182	$12,348	$263,556	$(94,944)	$1,691,921	$(40,428)	$21,955	$1,854,408

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands )

	Year ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$208,655	$240,622	$238,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	118,205	114,017	122,888
Write-off impairment	13,334	—	86
Stock-based compensation	1,387	13	70
Amortization of Series A Notes discount (premium) and related issuance costs, net	(92)	(92)	(92)
Deferred income taxes and reserve, net	13,724	28,774	2,683
Loss (gain) on sale of property, plant and equipment	2,080	(2,440)	(3,347)
Loss (gain) on sale of investments and deconsolidation of subsidiaries	(41,822)	1,358	(16,734)
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received(*)	17,929	(1,987)	(1,728)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and contract assets, net and prepaid expenses	(89,099)	(315,236)	(297,439)
Increase in inventories, net	(117,221)	(59,699)	(8,040)
Increase (decrease) in trade payables, other payables and accrued expenses	(89,956)	63,273	253,413
Severance, pension and termination indemnities, net	(31,363)	2,003	315
Increase (decrease) in contract liabilities (customer advances)	185,898	30,287	(82,881)
Net cash provided by operating activities	191,659	100,893	208,002

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(102,301)	(107,880)	(124,221)
Acquisitions of subsidiaries and business operations (Schedule A)	(504,447)	(25,440)	—
Investments in affiliated companies and other companies	(7,538)	(4,964)	(19,277)
Deconsolidation of subsidiary (Schedule B)	(2,873)	—	(1,538)
Proceeds from sale of property, plant and equipment	4,388	6,270	15,745
Proceeds from sale of investments	—	12,067	—
Investment in long-term deposits	(183)	(1,396)	(417)
Proceeds from sale of long-term deposits	82	176	894
Investment in short-term deposits and available-for-sale marketable securities	(10,361)	(40,893)	(25,622)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	30,363	46,491	36,619
Net cash used in investing activities	(592,870)	(115,569)	(117,817)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	48	119	505
Repayment of long-term loans	(775)	(167,425)	(48,250)
Proceeds from long-term loans	342,528	118,623	—
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid	(75,305)	(75,300)	(68,447)
Change in short-term bank credit and loans, net	242,652	127,455	5,027
Net cash used in financing activities	453,616	(52,060)	(166,697)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	52,405	(66,736)	(76,512)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$156,074	$222,810	$299,322
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$208,479	$156,074	$222,810

(*) Dividends received from affiliated companies and partnerships	$15,707	$9,374	$3,496
The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands )

SUPPLEMENTAL CASH FLOW ACTIVITIES:
	Year ended December 31,
	2018	2017	2016
Cash paid during the year for:
Income taxes, net	$26,463	$47,707	$28,603

Interest	$30,304	$16,139	$6,254

Schedule A: Acquisitions of subsidiaries and business operations	Year ended December 31,
	2018	2017	2016
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital deficit, net (excluding cash and cash equivalents in the amount of $7,379)	$(105,392)	$(10,454)	$—
Property, plant and equipment	200,115	672	—
Other long-term assets	386,101	—	—
Goodwill and other intangible assets	550,115	50,185	—
Deferred income taxes	(5,633)	(3,543)	—
Employee benefit liabilities, net	(382,871)	—	—
Long-term liabilities	(126,963)	(11,420)	—
Non-controlling interest	(11,025)	—	—
	$504,447	$25,440	$—

Schedule B: Deconsolidation of subsidiary	Year ended December 31,
	2018	2017	2016
Estimated net fair value of assets and liabilities that exited consolidation scope was as follows:
Working capital, net (excluding cash and cash equivalents)	$2,514	$—	$3,098
Other long term liabilities	838	—	1,823
Property, plant and equipment	(1,938)	—	(1,458)
Fair value of investment / interest retained	43,350	—	5,107
Gain from deconsolidation	(41,891)	—	(7,032)
Deconsolidation of subsidiary's cash, net	$2,873	$—	$1,538

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.    GENERAL

Elbit Systems Ltd. (“Elbit Systems” or the “Company”) is an Israeli corporation that is 45.80% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the fields of defense, homeland security and commercial aviation. Elbit Systems’ major wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Elop Ltd. (“Elop”), Elbit Systems Land and C4I Ltd. (“ESLC”), Elbit Systems EW and SIGINT - Elisra Ltd. (“Elisra”) and IMI Systems Ltd. (“IMI”).

 B.    SALES TO GOVERNMENTAL AGENCIES

The Company derives a majority of its revenues from direct or indirect sales to governments or governmental agencies. As a result, these sales are subject to the special risks associated with sales to governments or governmental agencies. These risks include, among others, dependence on the resources allocated by governments to defense programs, changes in governmental priorities, anti-corruption regulations, changes in governmental regulations, cyber security and information assurance requirements and changes in governmental approvals regarding export licenses required for the Company’s products and for its suppliers. As for major customers, refer to Note 23C.

C.	ACQUISITIONS AND INVESTMENTS

1.
In April 2018, the Company completed the acquisition of the assets and operations of the privately-owned U.S. company Universal Avionics Systems Corporation (“Universal”) for a total consideration of approximately $123,581. Universal is a developer and manufacturer of commercial avionics systems for the retrofit and forward-fit market for a wide range of fixed and rotary aircraft types.

Based on a purchase price allocation ("PPA") performed by an independent adviser, the purchase price was attributed to the fair value of assets acquired and liabilities assumed as follows:

	Fair value	Expected useful lives
Net tangible assets and liabilities assumed (current and non-current)	52,509
Technology	21,128	15 years
Customer relationships	13,924	15 years
Trademark	4,960	20 years
Goodwill	31,060
	123,581

The results of operations of Universal were consolidated from the date of acquisition. Pro forma information has not been provided, since the impact of Universal's financial results was not material to the revenue and net income of the Company.

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL (Cont.)

C.	ACQUISITIONS AND INVESTMENTS (Cont.)

2.
In the second quarter of 2018, an Israeli subsidiary operating in the filed of commercial cybersecurity, was deconsolidated following an investment by a third party, which holds certain substantial participation rights, resulting in loss of control over the subsidiary. As a result, the Company recognized in other operating income a net gain related to the revaluation the shares held by the Company of approximately $42,000 (see Note 6C(1)). In addition, in the second quarter of 2018, a third party invested in a newly established Israeli subsidiary acting in the area of surgeon-centered visualization technologies, resulting in loss of control of the subsidiary because the third party investor holds certain substantial participation rights. As a result, the Company recognized in other operating income a net gain of approximately $3,500 related to revaluation of the shares held by the Company (see Note 6C(2)).

3.
On November 25, 2018, the Company completed the acquisition of 100% of the interests in an Israeli company, IMI Systems Ltd. and its subsidiaries (collectively: "IMI"), for a total nominal consideration of approximately $520,000 (approximately NIS 1,900 million).The consideration is comprised of the following: approximately $380,000 (approximately NIS 1,400 million) paid in cash, approximately $24,000 (approximately NIS 90 million) is contingent consideration recorded at fair value, subject to IMI achieving agreed performance goals, which may become payable on the occurrence of certain future events, and approximately $94,000 (approximately NIS 350 million) at present value are deferred payments to be paid in 2020 and 2022.

The results of operations of IMI were consolidated in the Company's financial statements commencing on the date of acquisition and were immaterial to the Company's results of operations for the year ended December 31, 2018.

IMI is engaged primarily in the development and manufacture of precision munitions and armored vehicle survivability and protection systems.

Based on a preliminary PPA performed by independent advisors, the purchase price was attributed to the fair value of assets acquired and liabilities assumed from the seller as follows:

	Fair value	Average expected useful lives
Net tangible assets and liabilities assumed (current and non-current)	$39,405
Employees benefit liabilities, net	(386,101)
Premises evacuation	370,089
Backlog	18,600	mainly 10
Technology	52,905	mainly 8
Customer relationships	52,131	mainly 10
Goodwill	351,426
	$498,455

The Company is in the process of completing the valuation of the net tangible and intangible assets acquired and liabilities assumed, and its estimate of these values was still preliminary on December 31, 2018. Therefore, these provisional amounts are subject to change as the Company completes the valuation throughout the measurement period, which will be completed within 12 months of the acquisition date.

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of IMI.

Further to the acquisition agreement, the Company will be entitled to premises evacuation compensation in the amount of approximately $365,000 (approximately NIS 1,365 million) , which will be received upon the relocation of certain of IMI's facilities.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL (Cont.)

C.	ACQUISITIONS AND INVESTMENTS (Cont.)

3. Following are the supplemental consolidated financial results of the Company on an unaudited pro forma basis, as if the IMI acquisition had been consummated on January 1, 2017 (unaudited):

	December 31,
	2018	2017
Proforma revenue	4,028,656	3,941,825
Proforma net income (loss)	(18,758)	216,109

Proforma earning (loss) per share:
Basic	(0.44)	5.06
Diluted	(0.44)	5.05

These pro forma results were based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and IMI been a combined company during the periods presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The pro forma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of cost over equity attributable to purchased real estate, property, plant and equipment and elimination of intercompany transactions.

4.	Expenses related to the IMI acquisition and other non-recurring expenses:

During the fourth quarter of 2018, following the acquisition of IMI, the Company initiated a reorganization plan, which includes charges related to the integration of IMI, primarily associated with plans to abandon duplicate facilities, manufacturing and supply chain infrastructure, write-off of pre-contract costs and impairment of property, plant and equipment and intangible assets. Total expenses related to the IMI acquisition and other non-recurring expenses amounted to approximately $69,464, as follows:

Expense type	2018
Inventory write-off	$43,487
Employees related costs(*)	12,709
Long lived assets write-off	2,700
Intangibles write-off	5,520
Other	5,048
$69,464

Expense category	2018
Cost of revenue	$66,636
Marketing and selling	128
Other income	2,700
$69,464

(*)
Employees related costs represent non-recurring expenses related to certain reorganizational activities, primarily related to one-time payments to certain Israeli subsidiaries' employees under collective bargaining agreements. In addition, other income includes impairment charges on one of the Company's affiliates that was assessed to be impaired given the more advanced IMI technology.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL (Cont.)

C.	ACQUISITIONS AND INVESTMENTS (Cont.)

5.
In June 2017, the Company completed the acquisition of a 100% interest in a Canadian company for a purchase price of approximately $20,200, of which $10,500 is contingent consideration, which may become payable on the occurrence of certain future events. Based on a PPA performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $9,500) and to other intangible assets (approximately $9,500). The results of operation of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition. The effects on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality. As of December 31, 2018 the contingent consideration was $10,013.

6.
In June 2017, the Company completed the acquisition of a 100% interest in a Brazilian company for a purchase price of approximately $23,000, of which approximately $9,700 is contingent consideration, which may become payable on the occurrence of certain future events. Based on a PPA performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $15,600) and to other intangible assets (approximately $12,300). The results of operation of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition. The effects on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality. As of December 31, 2018 the contingent consideration was $8,245.

7.
In the third quarter of 2016, a third party invested in a newly established Israeli subsidiary acting in the area of energy technology solutions for civilian transportation applications. The third party investor holds certain substantial participation rights. As a result, the Company recognized in other operating income a net gain of approximately $10,500 related to valuation of the shares previously held by the Company. See note 6B(5).

8.
In the first quarter of 2016, an Israeli subsidiary was deconsolidated following an investment by a third party, which holds certain substantial participating rights. As a result, the Company recognized in other operating income a net gain related to the revaluation of the investment of approximately $7,000.

9.
In July 2015, the Company acquired a division from an Israeli-based company (the “Seller”), for a total consideration of approximately $154,000, of which approximately $40,000 is contingent consideration, which may become payable on the occurrence of certain future events. In December 2016, following certain claims and allegations demanding indemnification pursuant to the asset purchase agreement, the Company signed a settlement agreement with the Seller, in which the parties agreed on certain cash payments and a reduction of up to $4,000 from any contingent consideration payment to Seller. During 2018 and 2017, the Company recognized reductions of approximately $4,500 and $31,200 , respectively, in its earn-out contingent liability consideration related to the acquisition of the division, since the Company concluded that the acquired division had not achieved the performance requirements necessary for making contingent earn-out payments. Further, in May 2018, the period in which the Seller could have filed a dispute over the earn-out computation, expired without any claim or demand from the Seller. The income resulting from the reductions in the contingent consideration liability was recognized in general and administrative expenses.

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

For those Israeli and non-Israeli subsidiaries and investees whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates, and statement of income items are translated at average exchange rates prevailing during the year. Resulting translation differences are recorded as a separate component of accumulated other comprehensive income (loss) in equity.

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

The following table displays the changes in accumulated other comprehensive income (loss), net of taxes, in the amount of $7,292 and $15,471, for the years ended December 31, 2018 and December 31, 2017, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of January 1, 2018	$(6,963)	$11	$(47,469)	$(33,231)	$(87,652)
Other comprehensive income (loss) before reclassifications	(5,357)	—	3,321	(19,056)	(21,092)
Amount reclassified from accumulated other comprehensive income (loss)	9,162	(11)	4,649	—	13,800
Net current-period other comprehensive income (loss)	3,805	(11)	7,970	(19,056)	(7,292)
Balance as of December 31, 2018	$(3,158)	$—	$(39,499)	$(52,287)	$(94,944)

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of January 1, 2017	$15,261	$17	$(46,807)	$(40,652)	$(72,181)
Other comprehensive income (loss) before reclassifications	25,306	—	(4,441)	7,421	28,286
Amount reclassified from accumulated other comprehensive income (loss)	(47,530)	(6)	3,779	—	(43,757)
Net current-period other comprehensive income (loss)	(22,224)	(6)	(662)	7,421	(15,471)
Balance as of December 31, 2017	$(6,963)	$11	$(47,469)	$(33,231)	$(87,652)

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

G.    SHORT-TERM BANK DEPOSITS AND RESTRICTED DEPOSITS

Short-term bank deposits are deposits with original maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost, which approximates fair value. The Company was required to maintain $15,420 of restricted deposits as of December 31, 2018, related to certain collateral requirements for obligations.

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

•
Costs incurred on certain long-term contracts in progress, but for which control has not transferred to the customer, include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (See Note 2(V)).

•
Labor overhead is generally included on the basis of updated hourly rates and is allocated to each project according to the amount of hours expended. Material overhead is generally allocated to each project based on the value of direct material that is charged to the project.

Pre-contract costs are generally expensed, but can be deferred and included in inventory only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific anticipated contract is probable according to the guidelines of ASC 606.

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

For certain investments, the Company elected to measure the investments at fair value. Such elections are irrevocable. Under the fair value method, investments are recorded at fair value and any changes in fair value are reported in the consolidated statements of operations. All costs (other then purchase price ) directly associated with the acquisition of an investment to be accounted for using the fair value method are expensed as incurred.

Investments in preferred shares, which do not result in significant influence and without readily determinable fair value, are measured at cost, less impairments, plus or minus observable price changes in accordance with ASC 825-10. Equity investments without readily determinable fair value are assessed for impairment periodically.

A change in the Company’s proportionate share of an investee’s equity, resulting from issuance of common or in-substance common stock by the investee to third parties, is recorded as a gain or loss in the consolidated income statements in accordance with ASC 323-10-40-1.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.    INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

For investments in non-marketable equity securities without readily determinable fair values where the Company does not have control or the ability to exercise significant influence over the operation and financial policies of the issuer of the securities, the Company has elected to measure these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment in the same issuer. This election is made for each investment separately and is reassessed at each reporting period as to whether the investment continues to qualify for this election. Additionally, at each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g. budgets, business plans, financial statements, etc.). During 2018 the Company recorded impairment of approximately $17,500 for three of its affiliated companies. During 2017 no material impairment was recognized and during 2016 the Company recorded an impairment of approximately $2,500 for one of its affiliated companies.

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

The Company holds 50% of the contractual rights in, and is the primary beneficiary of, an Israeli limited partnership, which is considered to be a VIE and is consolidated in the Company’s financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.    LONG-TERM RECEIVABLES

Long-term trade, unbilled (contract assets) and other receivables, with payment terms in excess of one year that are considered collectible, are recorded at their estimated present values (determined based on the market interest rates at the date of initial recognition).

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

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2-25
Instruments, machinery and equipment	5-33
Office furniture and other	7-33
Motor vehicles	6-20	(Mainly 15%)

(*)	Leasehold improvements are amortized generally over the term of the lease or the useful life of the assets, whichever is shorter.

The Company capitalizes direct costs (internal and external) of materials and services used in the development and purchase of internal-use software. Amounts capitalized are amortized on a straight-line basis over a period of 3 to 12 years and are reported as a component of property and equipment.

The Company is in the process of developing and implementing a new Enterprise Resource Planning (“ERP”) system. Certain costs incurred during the application development stage have been capitalized in accordance with authoritative accounting guidance related to accounting for the cost of computer software developed or obtained for internal use. The net book value of capitalized costs for this new ERP system was approximately $32,453 and $20,600 as of December 31, 2018 and 2017, respectively. These costs will be amortized over the system's estimated useful life as the ERP system is placed in service.

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

P.    IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and finite-lived intangible assets are reviewed for impairment in accordance with ASC 360-10-35 “Property, Plant and Equipment – Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets (or assets group) to be held and used is determined by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount is higher, an asset is deemed to be impaired and the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2018 the Company recognized an impairment of $5,520 (see note 1C(5)). For each of the two years ended December 31, 2017 and 2016, no impairment was identified.

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

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2018, no impairment was identified.

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

Severance pay expenses for the years ended December 31, 2018, 2017 and 2016 amounted to approximately $56,515, $62,777 and $55,294, respectively.

S.    PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company accounts for its obligations for pension and other post-retirement benefits in accordance with ASC 715, “Compensation – Retirement Benefits” (see Note 17).

On January 1, 2018, the Company retrospectively adopted ASU 2017-07, "Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost".

ASU 2017-07 requires the service cost component of net retirement benefit cost to be reported separately from the other components of net retirement benefit cost in the Consolidated Statement of Income. As a result, the Company reclassified non-service cost components of net benefit cost in the amount of $5,130 and $5,702 for the years ended December 31, 2017 and 2016, respectively, with no impact to net income.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION

The Company generates revenues primarily from fixed-price long-term contracts involving the design, development, manufacture and integration of defense systems and products. To a lesser extent, the Company generates revenues from short-term contracts or support and services which could be either fixed-price or cost-reimbursement contracts.

Revenues from our contracts are recognized using the five-step model in ASC 606 - "Revenue from Contracts with Customers" ("ASC 606"). At first, the Company determines if an agreement with a customer is considered a contract to the extent it has a commercial substance, it is approved in writing by both parties, all rights and obligations including payment terms are identifiable, the agreement between the parties creates enforceable rights and obligations, and collectability in exchange for goods and services that will be transferred to the customer is considered probable. The Company then assesses the transaction price for a contract in order to determine the consideration the Company expects to receive for satisfying the performance obligations called for in the contract. The Company assesses the timing of transfer of goods and services to the customer as compared to the timing of payments, to determine whether a significant financing component exists. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of control is less than one year. To the extent the transaction price includes variable consideration (e.g., contract penalties, economic price adjustments, unpriced change orders or like measures), the Company usually estimates the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances.

At the inception of a contract, the Company also evaluates the products and services promised by it in order to determine if the contract should be separated into more than one performance obligation. The products and services in the Company's contracts are often not distinct from one another due to a customer defined interrelated operational performance requirement, a highly complex interrelated and integrated system or solutions design and significant contract management requirements. To a lesser extent, such performance obligations could be for performance of services, or other distinct performance obligations such as indirect buy-back transactions (see Note 21B), which may be distinct and separated into a performance obligation. Following the determination of the performance obligations in the contract, the Company allocates the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation.

Standalone selling price is the price at which the Company would sell a promised good or service separately to a customer. Standalone selling prices for the Company’s products and services are generally not observable, and consequently the Company would use the “Expected Cost plus a Margin” approach to determine a standalone selling price. Expected costs are typically derived from our performance cost forecast information.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

The Company recognizes revenues for each of the identified performance obligations when its customer obtains control of the products or services. The assessment of when the customer obtains control involves significant judgments, which consider, among other things, whether there is an alternative use for a product, the contract terms, assessment of the enforceable rights for payments and technical or contractual constraints. As a practical expedient we may occasionally account for a group of performance obligations or contracts collectively, as opposed to individually by using the "portfolio approach". Under the "portfolio approach" practical expedient, the Company may combine individual performance obligations, if the goods or services of the individual performance obligations have similar characteristics and the Company reasonably expects that the effect on the financial statements of applying this practical expedient would not differ materially from applying the expedient to the individual contracts or performance obligations within that portfolio (i.e., a gross margin at a narrow range).

For most of the Company's long-term contracts, where the Company's performance does not create an asset with an alternative use, the Company recognizes revenue over time as it performs because of continuous transfer of control to the customer. For Israeli, U.S. and some other government contracts, this continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit and take control of any work-in-process. Similarly, for other government contracts, the customer typically controls the work-in-process as evidenced either by contractual termination for convenience clauses or by the Company's rights to payment for work performed to date plus a reasonable profit for products or services that do not have an alternative use to the Company.

For these performance obligations that are satisfied over time, the Company generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. The Company believes that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort. Revenue for performance obligations that are not recognized over time are recognized at the point in time when control transfers to the customer (which is generally upon delivery). For performance obligations that are satisfied at a point in time, the Company evaluates the point in time when the customer can direct the use of, and obtain the benefits from, the products and services. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred.

Service revenues include contracts primarily for the provision of supplies and services other than those associated with design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which is distinct from a contract or performance obligation for the design, development or delivery of products. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, maintenance contracts, training and similar activities. Revenue from service contracts or performance obligations were less than 10% of total revenues in each of the fiscal years 2018, 2017 and 2016.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

Accounting for long-term contracts involves the use of various techniques to estimate total contract revenue and performance costs. For long-term contracts, the Company estimates the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and costs over the life of the contract. Changes to performance cost estimates under a contract may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract's estimated costs at completion (“EAC”); or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract's EAC. The nature of the Company's numerous contracts is such that refinements of the estimated performance costs or revenues for a project may occur for various reasons, including: contract change orders, option exercise, changes in labor costs, change in subcontractors and other procurement costs, efficiency variances, customer specifications and testing requirement, economic price adjustments, significant technical and development matters encountered during performance and provision for loss. Changes to performance cost or revenues estimates on contracts are considered in estimating sales and profit margins and are recorded when they are probable and reasonably determinable by management. Changes in estimated revenues and/or estimated project costs which are related to an existing performance obligation, and that are not distinct from those goods and services already provided, and therefore form part of single performance obligation, are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a "cumulative catch-up" basis. For contracts that are deemed to be loss contracts, the Company establishes forward loss reserves for total estimated costs that are in excess of total estimated consideration under a contract in the period in which they become probable. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company’s consolidated financial statements.

Management periodically reviews the estimates of progress towards completion and contract costs. These estimates are determined, based on engineering estimates and past experience, by personnel having the appropriate authority and expertise to make reasonable estimates of the related costs. Such engineering estimates are reviewed for each specific contract by professional personnel from various disciplines within the organization. These estimates take into consideration the probability of achievement of certain milestones, as well as other factors that might impact the contract’s completion and projected cost.

Net EAC Adjustments Effect:

The Company's cost of revenues included net EAC adjustments resulting from changes in performance cost estimates of approximately $32,200 (1.19% of cost of revenues and 3.30% of gross profit, excluding the non-recurring expenses related to the IMI acquisition recorded in cost of revenues in 2018 - see Note 1C(4)), $42,700 (1.79% of cost of revenues and 4.28% of gross profit) and $33,700 (1.47% of cost of revenues and 3.52% of gross profit) for the years ended December 31, 2018, 2017 and 2016, respectively. These adjustments changed the Company's net income by approximately $28,600 ($0.67 per diluted share), excluding the non-recurring expenses related to the IMI acquisition recorded incost of revenues - see Note 1C(4), $34,400 ($0.80 per diluted share) and $28,200 ($0.66 per diluted share for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company adopted ASC 606 using the modified retrospective method effective as of January 1, 2018. Accordingly, for comparative periods prior to 2018, a majority of the Company's revenues were recognized under the contract method of accounting, and sales and profits were recorded on each contract using the percentage-of-completion method of accounting, primarily using units-of-delivery. Under the units-of-delivery method, revenue is recognized based upon the number of units delivered during a period, and the contract price and expenditures are recognized as cost allocable to the delivered units. For further description on the adoption of ASC 606 and the impacts of adoption on the financial statements for the period ended December 31, 2018, see Note 2AE, Recent Accounting Pronouncements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

Disaggregation of revenue:

Revenue by products and services was as follows:

Year ended December 31, 2018
Revenue from sale of products	$3,352,602
Service revenue	331,082
$3,683,684

Revenue by transfer type was as follows:

Year ended December 31, 2018
Over time	$3,037,223
Point in time	646,461
$3,683,684

Revenue by customers was as follows:

Year ended December 31, 2018
Israel Government Authorities (1,2)	$685,680
US Government (2)	635,150
Other Governments	2,004,947
Commercial sales and other	357,907
$3,683,684
(1) Including U.S. Foreign Military Financing Sales
(2) Including indirect sales

See Note 23 for disaggregation of revenue by areas of operations and geographic areas.

Remaining performance obligations ("Backlog"):
Backlog represents the future revenues expected to be recognized on firm orders received by the Company and is equivalent to the Company’s remaining performance obligations at the end of each period for a remaining period of more than a year. Unexercised contract options and indefinite delivery indefinite quantity ("IDIQ") contracts are not included in backlog until the time an option or specific task order is authorized, exercised or awarded.
Company backlog as of December 31, 2018 was $9,399,200. We expect to recognize approximately 64% as revenue in 2019 and 2020, with the remainder to be recognized thereafter.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.    WARRANTY

The Company estimates the costs that may be incurred under its basic warranty. Such costs are estimated as part of the total contract’s cost and are recorded as a liability at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company does business. Factors that affect the Company’s warranty cost include the number of delivered products, engineering estimates and anticipated rates of warranty claims. The Company periodically assesses the adequacy of its recorded warranty cost and adjusts the amount as necessary.

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the balance sheet, are as follows:

	2018	2017
Balance, at January 1	$198,226	$245,728
Cumulative effect from adopting ASC 606	337	—
Warranties issued during the year	64,723	75,819
Reduction due to expired warranties or claims during the year	(84,593)	(126,068)
Deconsolidation of subsidiary	(369)	—
Additions resulting from acquisitions	41,371	2,747
Balance, at December 31	$219,695	$198,226

V.	RESEARCH AND DEVELOPMENT COSTS

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

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Innovation Authority of the Ministry of Economy and Industry (formerly the Office of Chief Scientist's) and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are required to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of COR. For more information regarding such royalty commitments see Note 21A. For more information regarding grants and participation received see Note 23.

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

The Company's marketable securities included investments in corporate debentures and Israeli Treasury Bills. The Company's investment policy limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

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

The Company entered into foreign exchange forward contracts and cross currency interest rate swaps (together “derivative instruments”) intended to protect against the increase in the dollar equivalent value of forecasted non-dollar currency cash flows and interest as applicable. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency and interest rates exposures (see Note 2Y).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”, which requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of the derivative will be recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized immediately in earnings. If a derivative does not meet the definition of a hedge, the changes in the fair value are included immediately in earnings in “Financial expenses, net”, in each reporting period (see Note 25).

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

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model with the following weighted average assumptions:

2018
Dividend yield	2.2%
Expected volatility	20.9%
Risk-free interest rate	2.7%
Expected life	5.25
Forfeiture rate	0.6%
Suboptimal factor	1.75

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

As of December 31, 2018, the fair value of the Series A Notes, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $116,419.

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

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at
	December 31, 2018 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable securities:
Foreign currency derivatives and option contracts	$—	$22,549	$—
Cross-currency interest rate swap	—	4,378	—
Investment elected to be accounted for using the fair value method(*)	—	—	46,858
Liabilities
Foreign currency derivative and option contracts	—	(23,936)	—
Total	$—	$2,991	$46,858
(*) See Note 6C.

	Fair value measurement at
	December 31, 2017 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Government bonds	$1,415	$—	$—
Corporate bonds	—	11,956	—
Foreign currency derivatives and option contracts	—	5,953	—
Cross-currency interest rate swap	—	24,009	—
Investment elected to be accounted for using the fair value method	—	—	5,114
Liabilities
Foreign currency derivative and option contracts	—	(12,200)	—
Total	$1,415	$29,718	$5,114

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)
AB.    TRANSFERS OF FINANCIAL ASSETS

ASC 860, “Transfers and Servicing”, establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for transfers of financial assets to qualify for accounting as a true sale. Transfers of financial assets typically consist of the factoring of receivables to Israeli and European financial institutions. The Company sold rights to receive payments from customers in a total amount of $185,727 and $79,633 during the years 2018 and 2017, respectively. Control and risk of these rights were fully transferred in accordance with ASC 860.

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
The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was not material in each of the three years ended December 31, 2018.

AD.    TREASURY SHARES

Elbit Systems’ shares held by the Company are recognized at cost and presented as a reduction of shareholders’ equity.

AE.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

(1)
On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC 606"), using the modified retrospective method applied to those contracts that were not substantially completed as of January 1, 2018. The Company has identified satisfied and unsatisfied performance obligations, for determining the transaction price and for allocating the transaction price in order to reflect the aggregate effect resulting from the transition to ASC 606 for its contracts executed prior to the date of initial application. Results for reporting periods beginning after January 1, 2018, are presented under ASC 606, while prior periods amounts are not adjusted and continue to be reported in accordance with legacy GAAP under prior guidance ("ASC 605"). Under the modified retrospective method, the cumulative effect of the adoption of ASC 606 is recognized as an adjustment to retained earnings and to relevant assets and liabilities on the date of initial application (“Transition Adjustment”).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

AE.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Cont.)

The Transition Adjustment made to our consolidated balance sheet as of January 1, 2018, was:

	As of January 1, 2018
	As reported	Impact of adoption of ASC Topic 606	Adjusted according to ASC 606
Trade and unbilled receivables and contract assets, net	1,406,563	97,274	1,503,837
Inventories	1,012,763	(104,570)	908,193
Deferred income taxes, net	51,358	1,090	52,448

Other payables and accrued expenses	835,394	(400)	834,994
Contract liabilities (customer advances)	639,328	(4,373)	634,955
Total Elbit Systems' equity	1,708,310	(1,433)	1,706,877

The adoption of ASC 606 does not impact the Company's cash flows or the underlying economics of the Company's contracts with customers. However, the pattern and timing of revenue and profit recognition, as well as financial statement presentation and disclosures, has changed.

The significant changes and the qualitative and quantitative impact of the adoption of ASC 606 are noted below:

1.    Revenue from contracts with customers:
The adoption of ASC 606 primarily impacts the Company's contracts where revenue was recognized using the percentage-of-completion units-of-delivery method, because control is transferred continuously to the customers over the performance period for contracts recognized over time. The Company uses the cost incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company's performance obligations, since incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer.

This change also impacts the Company's balance sheet presentation with a decrease in inventories and an increase in contract assets (i.e., unbilled receivables) and a net decrease in customer advances and contract liabilities.

2.    Contract Costs:
ASC 606 requires product engineering and development costs under contracts (or anticipated contracts) with customers to be capitalized as contract fulfillment costs, to the extent recoverable from the associated contract margin (or anticipated contract), and subsequently amortized as the related goods or services are transferred to the customer. Such costs continue to be classified as inventory.

3.	Contract assets and liabilities:
The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets) and customer advances (contract liabilities) on the consolidated balance sheet. In the majority of the Company's contracts, amounts are billed as work progresses in accordance with agreed upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. Generally, billing occurs subsequent to revenue recognition, resulting in accounts receivable. Such accounts receivable may include billed and unbilled amounts for which the amount of consideration is unconditional or conditional upon achievement of milestones. Accounts receivables billed or unbilled is a right to consideration that is unconditional if only the passage of time is required before payment of that consideration is due. However, the Company may receive cash in advance from its customers, particularly on its Israeli and other non-U.S. government contracts, before revenue is recognized, resulting in contract liabilities. Contract liabilities (customer advances) are liquidated when revenue is recognized. These assets and liabilities are reported on the Consolidated Balance Sheet on a contract-by-contract basis at the end of each reporting period (see Note 3).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

AE.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Cont.)

The following table summarizes the impacts of adopting ASC 606 on the Company’s consolidated financial statements for the year ended December 31, 2018 and a comparison to previous standard:

	Year Ended December 31, 2018
	Previous standard	Impact of adoption of ASC 606	As reported
Revenues	3,567,909	115,775	3,683,684
Cost of revenues	2,633,207	74,298	2,707,505
Gross profit	934,702	41,477	976,179

Operating expenses:
Research and development, net	287,352	—	287,352
Marketing and selling	275,757	5,257	281,014
General and administrative	160,348	—	160,348
Other operating income, net	(45,367)	—	(45,367)
Total operating expenses	678,091	5,257	683,347
Operating income	256,611	36,220	292,832
Finance expense, net	(44,061)	—	(44,061)
Other expense, net	(11,449)	—	(11,449)
Income before taxes on income	201,101	36,220	237,322
Taxes on income	(20,327)	(6,118)	(26,445)
Income after taxes on income	180,774	30,103	210,877
Equity in net earnings of affiliated companies and partnerships	(2,222)	—	(2,222)
Net income attributable to non-controlling interests	(1,917)	—	(1,917)
Net income attributable to the consolidated company shareholders'	176,635	30,103	206,738
The following table summarizes the impacts of adopting ASC 606 on the Company’s consolidated balance sheet for the year ended December 31, 2018:

	As of December 31, 2018
	Previous standard	Impact of adoption of ASC 606	As reported
Trade and unbilled eceivables and contract assets, net	1,523,200	189,715	1,712,915
Other receivables and prepaid expenses	199,579	(431)	199,148
Inventories, net	1,240,005	(98,009)	1,141,996
Other assets	46,587	(3,783)	42,804

Trade payables	780,794	(4,694)	776,100
Other payables and accrued expenses	1,083,788	(1,796)	1,081,992
Contract liabilities (customer advances)	718,269	62,725	780,994
Other long-term liabilities and deferred tax liabilities	253,413	1,154	254,567

Retained earnings	1,661,818	30,103	1,691,921

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

AE.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Cont.)

(2)
In January 2016, the FASB issued guidance on Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities, ASU 2016-01: “Financial Instruments - Overall” (Subtopic 825-10). The ASU revises the classification and measurement of investments in certain equity investments and the presentation of certain fair value changes for certain financial liabilities measured at fair value. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017 and interim periods within those years. The Company adopted ASU 2016-01 on January 1,2018. The adoption of this ASU did not have a material impact on our consolidated financial statements.

(3)
In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The ASU requires that the Consolidated Statement of Cash Flows explain the change in total cash and equivalents and amounts generally described as restricted cash or restricted cash equivalents when reconciling the beginning-of-period and end-of-period total amounts. The ASU also requires a reconciliation between the total of cash and equivalents and restricted cash presented on the Consolidated Statement of Cash Flows and the cash and equivalents balance presented on the Consolidated Balance Sheet. ASU 2016-18was effective retrospectively on January 1, 2018, with early adoption permitted. The Company adopted ASU 2016-18 on January 1,2018. The adoption of this ASU did not have a material impact on our consolidated financial statements.

(4)
In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business, with the objective of adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017. The Company adopted ASU 2017-01 on January 1,2018. The adoption of this ASU did not have a material impact on our consolidated financial statements.

(5)
In February 2017, the FASB issued ASU 2017-05, “Other Income - Gains and Losses from the Derecognition of Non-financial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Non-financial Assets”. This ASU clarifies the scope and application of ASC 610-20 on the sale or transfer of non-financial assets and in substance non-financial assets to non-customers, including partial sales. The amendments in ASU 2017-05 are effective for annual reporting periods beginning after December 15, 2017. The Company adopted ASU 2017-05 on January 1,2018. The adoption of this ASU did not have a material impact on our consolidated financial statements.

AF.	RECENT ACCOUNTING PRONOUNCEMENTS

(1)
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which will require lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP, which requires only capital leases to be recognized on the balance sheet, the new guidance will require both types of leases to be recognized on the balance sheet. The ASU is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the entity must recast its comparative period financial statements and provide disclosures required by the new standard for the comparative periods.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.    RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

The Company expects to adopt the new standard on January 1, 2019 using the effective date as its date of initial application. Consequently, financial information will not be updated and disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition. The Company elected to adopt the ‘package of practical expedients’, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs.

The adoption of this new standard will materially affect the Company's consolidated balance sheets by recognizing new right-of-use ("ROU") assets and lease liabilities for operating leases. The impact on the Company's results of operations and cash flows is not expected to be material. As part of the implementation efforts, the Company implemented a new lease accounting system and is updating its processes in preparation for the adoption of the new standard, including the requirement to provide significant new disclosures about the Company's leasing activities.

Adoption of the standard will result in the recognition of additional ROU assets and lease liabilities for operating leases of approximately $350,000 - $400,000 as of January 1, 2019. The ROU and lease liabilities estimate includes non-cancelable operating lease agreements (see Note 21D) and estimated operating lease options.

(2) In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, to simplify the accounting for nonemployee share-based payment transactions by expanding the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. Under the new standard, most of the guidance on stock compensation payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. This standard is effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those annual reporting periods, with early adoption permitted. While the Company continues to assess the potential impact of this standard, the Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

(3)
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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

AF.    RECENT ACCOUNTING PRONOUNCEMENTS (Cont.)

(4)
In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities”, which is intended to simplify and amend the application of hedge accounting to more clearly portray the economics of an entity’s risk management strategies in its financial statements. The ASU will make more financial and non-financial hedging strategies eligible for hedge accounting, reduce complexity in fair value hedges of interest rate risk and ease certain documentation and assessment requirements of hedge effectiveness. It also changes how companies assess effectiveness and amends the presentation and disclosure requirements. ASU 2017-12 is effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of adopting the ASU on its consolidated financial statements.

(5)
In February 2018, the FASB issued ASU 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”, which allows for the elimination of the stranded income tax effects resulting from the enactment of the Tax Cuts and Jobs Act through a reclassification from accumulated other comprehensive income to retained earnings. The standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements.

(6)
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326)". The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be of greater use to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements.

AG.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 3 -     TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS, NET

The following table presents the components of trade receivables and contract assets, net as of December 31, 2018 and 2017:

	December 31,
	2018	2017
Trade and unbilled receivables (1)	$968,064	$747,327
Contract assets (2)	756,159	668,821
Less – allowance for doubtful accounts	(11,308)	(9,585)
	$1,712,915	$1,406,563

(1)
Trade and unbilled receivables balances represents amounts for which the Company's right for consideration is unconditional. The balance also includes receivables from affiliated companies in the amounts of $97,588 and $75,340 as of December 31, 2018 and 2017, respectively.

(2)
Contract assets (unbilled receivables) include unbilled amounts typically resulting from sales under contracts when an over-time method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer. Contract liabilities include advance payments and billings in excess of revenue recognized.

Short and long-term trade receivables and contract assets include amounts related to contracts with the IMOD in the aggregate amounts of $576,756 and $547,970, as of December 31, 2018 and 2017, respectively.

Trade receivables and contract assets are expected to be billed and collected during 2019. As for long-term trade and unbilled receivables – see Note 7.

Trade and unbilled receivables and contract assets increased by approximately $210,826, compared to the beginning balance as of January 1, 2018 (according to ASC 606), of which an increase of approximately $135,220, is a result of acquisitions of new subsidiaries during 2018, and a decrease in the amount of $185,727 is a result of sale of trade receivables and contract assets. See Notes 1C, 2AB and 2AE(1).

There were no significant impairment losses related to our contract assets during the year ended December 31, 2018.

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

The following table presents the components of other receivables and prepaid expenses as of December 31, 2018 and 2017.

	December 31,
	2018	2017
Prepaid expenses	66,137	38,420
Government institutions	80,928	66,189
Derivative instruments	22,549	5,953
Cross-currency interest rate swap	1,543	7,501
Right to use land and buildings	6,183	—
Other	21,808	10,883
	$199,148	$128,946

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 5 -    INVENTORIES

The following table presents the components of other inventories, net of customer advances as of December 31, 2018 and 2017.

	December 31,
	2018	2017
Cost incurred on long-term contracts in progress(1)	$620,350	$612,763
Raw materials	455,517	342,274
Advances to suppliers and subcontractors	87,788	57,726
	1,163,655	1,012,763
Less -
Cost incurred on contracts in progress deducted from customer advances	—	34,523
Advances received from customers(2)	—	52,596
Provision for losses on long-term contracts	21,659	22,690
	$1,141,996	$902,954

(1)
Costs incurred to fulfill a contract in advance of the contract being awarded are included in inventories as work-in-process if the Company determines that those costs relate directly to a contract or to an anticipated contract that can be specifically identified and contract award is probable, the costs generate or enhance resources that will be used in satisfying performance obligations, and the costs are recoverable (referred to as pre-contract costs). Pre-contract costs that are initially capitalized in inventory are generally recognized as cost of revenues consistent with the transfer of control of the products and services to the customer. All other pre-contract costs, including start-up costs, are expensed as incurred. As of December 31, 2018 and 2017, $108,627 and $107,207 of pre-contract costs were included in inventory, respectively.

(2)
In 2017, the Company transferred legal title of inventories to certain customers as collateral for advances received. Advances are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in contract liabilities (customer advances) (see Note 14).

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.    INVESTMENT IN AFFILIATED COMPANIES:

	December 31,
	2018	2017
Companies accounted for under the equity method (1)	$144,435	$159,647
Companies accounted for under the fair value method (2)	46,858	5,114
Companies accounted for on a cost basis (3)	4,887	7,577
	$196,180	$172,338

(1)    See Note 6B.
(2)    See Note 6C.

(3)	Companies accounted for cost basis under ASU 2016-01 effective January 1, 2018. During 2018, the Company wrote-off an impairment in the amount of $2,700. See Note 1C(4).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

	December 31,
	2018	2017
Company A (1)	$73,001	$65,799
Company B (2)	19,631	21,708
Company C (3)	25,259	27,927
Company D (4)	8,724	15,000
Company E (5)	8,266	18,003
Other	9,554	11,210
	$144,435	$159,647

(1)
Company A is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Company A is engaged in the development and production of various thermal detectors and laser diodes. Company A is jointly controlled and therefore is not consolidated in the Company’s financial statements. During 2018 and 2017, the Company received dividends in the amount of $4,138 and $9,374, respectively from Company A.

(2)
Company B is an Israeli company owned 50.00001% by the Company and 49.99999% by Rafael. Company B focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Company B with Rafael, and therefore Company B is not consolidated in the Company’s financial statements.

(3)
Company C is a U.K. joint venture held 50% by a wholly-owned U.K. subsidiary of the Company and 50% by Kellogg Brown & Root Limited. Company C is engaged in the area of flight training systems. During 2018, the Company received a dividend in the amount of $10,610 from Company C.

(4)	Company D is a European company held 33% by the Company. Company D is engaged in the area of composite aerostructure parts manufacturing for commercial aircraft.

(5)
Company E is an Israeli company held 77% by the Company, and is engaged in developing energy solutions for civilian transportation application. During 2017, an investor invested €2,500 (approximately $2,800) in exchange for an additional 3% ownership in Company E. During 2018, due to a revaluation prepared by an independent advisor, the Company wrote-off an impairment of its investment in Company E in the amount of $9,737.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENT IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.):

Equity in net earnings (losses) of affiliated companies and partnerships is as follows:

	Year ended December 31,
	2018	2017	2016
Company A	$11,340	$9,579	$6,157
Company B	(2,077)	1,734	2,047
Company C	10,102	6,427	4,253
Company D	(6,275)	(4,129)	(872)
Company E	(9,737)	—	—
Other	(5,575)	(2,250)	(6,361)
	$(2,222)	$11,361	$5,224

The summarized aggregate financial information of companies accounted for under the equity method and the fair value method is as follows:

Balance Sheet Information:

	December 31,
	2018	2017
Current assets	$392,144	$542,600
Non-current assets	131,636	117,438
Total assets	$523,780	$660,038

Current liabilities	$139,183	$161,414
Non-current liabilities	145,501	223,253
Shareholders' equity	239,096	275,371
Total liabilities and equity	$523,780	$660,038

Income Statement Information:

	Year ended December 31,
	2018	2017	2016
Revenues	$362,711	$466,349	$424,045
Gross profit	$94,463	$101,242	$83,266
Net income	$727	$10,338	$21,252

See Note 21E for guarantees.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

C.    INVESTMENT ACCOUNTED FOR UNDER THE FAIR VALUE METHOD:

	December 31,
	2018	2017
Company F (1)	43,350	—
Company G (2)	3,476	—
Company H (3)	32	5,114
	46,858	5,114

(1)
In May 2018, Company F, the Company's then wholly-owned subsidiary, which is engaged in the field of commercial cybersecurity, issued preferred shares to third party investors in return for an investment of $30,000, which reflected approximately 17% of the total outstanding share capital of the subsidiary. Although the Company holds more than 50% of the subsidiary's shares, it concluded that the rights of the preferred shareholders, as required by the investors, represent substantive participating rights because, in the aggregate, the rights entitle the investors to effectively participate in decisions that occur as part of the subsidiary’s ordinary course of business and are significant factors in directing and carrying out the activities of the business. Based on the abovementioned factors, the Company concluded that it no longer controls the subsidiary as it does not have the unilateral power to make decisions on the subsidiary's day-to-day operations, and therefore deconsolidated the subsidiary.

The Company's management determined the equity fair value of the formerly consolidated subsidiary and of its retained non-controlling investment in this subsidiary, by performing an equity fair value analysis, which included various factors and measures including, among others, the assistance of third-party valuation specialists, by applying the market approach with the use of an option-pricing method to evaluate the fair value of the Company retained equity class investment in the formerly consolidated subsidiary, and used this equity fair value analysis as the basis to determine the recognition of gain of approximately $42,000 upon deconsolidation, included in "Other operating income, net".

(2)
During 2018, the Company established Company G, based on its in-house developed visualization technology. This company is engaged in developing surgeon-centered visualization technologies. In June 2018, an international strategic investor invested $11,500 in preferred shares in exchange for 41% of Company G's ownership interest. Although the Company holds more than 50% of the subsidiary's shares, it concluded that the rights of the preferred shareholder, as required by the investor, represent substantive participating rights because, in the aggregate, the rights entitle the investor to effectively participate in decisions that occur as part of the subsidiary’s ordinary course of business and are significant factors in directing and carrying out the activities of the business. Based on the abovementioned factors, the Company concluded that it no longer controls the subsidiary as it does not have the unilateral power to make decisions on the subsidiary's day-to-day operations, and therefore deconsolidated the subsidiary.

The Company's management determined the equity fair value of the formerly consolidated subsidiary and of its retained non-controlling investment in this subsidiary, by performing an equity fair value analysis, which included various factors and measures including, among others, the assistance of third-party valuation specialists, by applying the market approach with the use of an option-pricing method to evaluate the fair value of the Company retained equity class investment in the formerly consolidated subsidiary, and used this equity fair value analysis as the basis to determine the recognition of gain of approximately $3,500 upon deconsolidation, included in "Other operating income, net".

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

C.    INVESTMENT ACCOUNTED FOR UNDER THE FAIR VALUE METHOD (Cont.):

(3)
Company H is an Israeli company held 71% by the Company. For the year ended December 31, 2017, there was no significant change in fair value. During 2018, the Company estimated the fair value of its holdings in Company H as approximately zero, and recorded a write-off of approximately $5,100. see Note 26.

Note 7 -    LONG-TERM TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS

The following table presents the components of long-term trade and unbilled receivables and contract assets as of December 31, 2018 and 2017.

	December 31,
	2018	2017
Trade and unbilled receivables	$112,955	$63,833
Contract assets (*)	184,190	231,563
	$297,145	$295,396

The majority of the long-term contract assets are expected to be billed and collected during the years 2020 - 2026. Long-term trade receivables and contract assets are mainly related to contracts with the IMOD.

Contract assets (*) - See Note 3.

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

The following table presents the components of long-term bank deposits and other receivables as of December 31, 2018 and 2017.

	December 31,
	2018	2017
Prepaid expenses for land rights	$19,429	$—
Cross-currency interest rate swap	2,835	16,508
Long-term receivables(1)	11,696	11,300
Deposits with banks and other long-term receivables (2)	9,002	10,274
	$42,962	$38,082

(1)	Includes related legal expenses in the amount of $9,956 and $9,400 as of December 31, 2018 and 2017, respectively (see Note 21C).

(2)
Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code in the amount of $7,531 and $8,220 as of December 31, 2018 and 2017, respectively (see Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 9 -     AVAILABLE-FOR-SALE MARKETABLE SECURITIES

During the year ended December 31, 2018, the Company sold all of its marketable securities for aggregate net proceeds (including redemptions) of approximately $13,484, representing a net loss of $270. The loss from the sale of such marketable securities is included in “Financial expenses, net”, for the year ended December 31, 2018.

As of December 31, 2017, interest receivable included in other receivables amounted to $118.

As of December 31, 2017, the fair value amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 10 -    PROPERTY, PLANT AND EQUIPMENT, NET

The following table presents the components of property, plant and equipment, net as of December 31, 2018 and 2017:

	December 31,
	2018	2017
Cost (1):
Land, buildings and leasehold improvements (2)	$756,767	$473,483
Instruments, machinery and equipment (3)	1,270,259	882,858
Office furniture and other	112,297	90,602
Motor vehicles and airplanes	55,947	48,281
	2,195,270	1,495,224
Accumulated depreciation	(1,508,650)	(999,508)
Depreciated cost	$686,620	$495,716

Depreciation expenses for the years ended December 31, 2018, 2017 and 2016 amounted to $91,731, $85,449 and $81,728, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $15,492 and $15,208 as of December 31, 2018 and 2017, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company:

	Israel(a)	U.S.(b)	Other Countries(c)
Owned	2,816,000 square feet	808,000 square feet	1,097,000 square feet
Leased	6,574,000 square feet	787,000 square feet	525,000 square feet

(a)	Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

(b)	Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of ESA primarily in Texas, New Hampshire, Florida, Alabama and Virginia.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Latin America and Asia-Pacific.

(3)
Includes equipment produced by the Company for its own use in the aggregate amount of $120,093 and $121,205 as of December 31, 2018 and 2017, respectively, and capitalized costs related to the new ERP system (see Note 2N).

As for liens on assets – see Notes 21H and 21I.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 11 -     GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	Weighted average useful lives
		December 31,
		2018	2017
Original cost:
Technology	11	$314,511	$244,352
Customer relations	12	177,878	114,696
Trademarks and other	14	188,507	160,917
		680,896	519,965
Accumulated amortization:
Technology		206,567	191,866
Customer relations		93,519	89,982
Trademarks and other		141,513	132,429
		441,599	414,277
Amortized cost		$239,297	$105,688

B.	AMORTIZATION EXPENSES

Amortization expenses amounted to $26,474, $28,568 and $41,160 for the years ended December 31, 2018, 2017 and 2016, respectively.
During 2018, the Company wrote-off impairment of $5,520 related to the IMI acquisition. See Note 1C(4).

C.	AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2019		$34,615
2020		30,595
2021		27,412
2022		21,338
2023	and after	125,337
		239,297

D.    CHANGES IN GOODWILL

Changes in goodwill during 2018 were as follows:

2018
Balance, at January 1	$646,715
Additions (1)	385,074
Net translation differences (2)	(9,165)
Balance, at December 31	$1,022,624

(1)	See Note 1C.

(2)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 12 -    SHORT-TERM BANK CREDIT AND LOANS

	Interest %	December 31,
		2018	2017
Short-term loans	Libor+0.9%	$208,606	$122,118
Short-term bank credit	Prime -0.5%	215	11,632
		$208,821	$133,750
Note 13 -    OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2018	2017
Payroll and related expenses	$250,765	$190,028
Provision for warranty and cost	228,236	203,632
Provision for vendors on accrued expenses	59,064	46,773
Provision for vacation pay (1)	68,273	52,891
Provision for losses on long-term contracts(2)	97,013	24,088
Provision for income tax, net of advances	14,537	23,453
Provision for royalties	35,623	36,941
Other income tax liabilities	4,149	4,954
Value added tax (“VAT”) payable	11,460	21,510
Derivative instruments	23,936	12,200
Purchase obligation	43,137	14,159
Other (3)	245,799	204,765
	$1,081,992	$835,394

(1)	Long-term provision for vacation pay - see Note 20.

(2)	The increase in the provision for losses on long-term contracts primarily resulted from the acquisition of IMI. See Note 1C(3).

(3)
Includes provisions for estimated future costs in respect of (1) unbilled services of certain third parties, (2) probable loss from claims (legal or unasserted) in the ordinary course of business and (3) damages caused by the items sold and claims as to the specific products ordered.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 14 -    CONTRACT LIABILITIES (CUSTOMER ADVANCES)

	December 31,
	2018	2017
Contract liabilities(1)	$956,884	$639,328
Less -
Contract liabilities presented under long-term liabilities	175,890	133,649
Contract liabilities deducted from inventories	—	52,596
	780,994	453,083
Less -
Costs incurred on contracts in progress(2)	—	34,523
	$780,994	$418,560

(1)
Contract liabilities increased by approximately $321,929 compared to the beginning balance as of January 1, 2018, primarily as a result of acquisitions of new subsidiaries during 2018 in the amount of approximately $153,000.

During the year ended December 31, 2018, the Company recognized approximately $393,000 of its contract liabilities at January 1, 2018, as revenue.

(2)
In 2017, the Company transferred legal title of inventories to certain customers as collateral for advances received. Contract assets are allocated to the relevant inventories on a per-project basis. In cases where advances are in excess of the inventories, the net amount is presented in customer advances (see Note 5).

As for guarantees and liens, see Notes 21E, 21H and 21I.

Note 15 -    LONG-TERM LOANS, NET OF CURRENT MATURITIES

				December 31,
	Currency	Interest %	Years of maturity	2018	2017
Long-term loans (*)	USD	Libor+1.1% - Libor + 2.6%	mainly 2	$458,550	$118,550
	NIS (**)	Prime+1% - Prime+2.99%	5	10,636	—
	Other	4.2%	10	1,272	1,023
				470,458	119,573
Less: current maturities				2,809	59
				$467,649	$119,514

(*)    For covenants see Note 21F.
(**)    Includes derivative instrument defined as hedge accounting. See Note 2Y and Note 2AA.

As of December 31, 2018, the LIBOR semi-annual rate for long-term loans denominated in U.S. dollars was 2.876%.

The maturities of these loans for periods after December 31, 2018, are as follows:

2019 - current maturities	$2,809
2020	461,219
2021	2,671
2022 and after	3,759
$470,458

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES

	December 31,
	2018	2017
Series A Notes	$112,060	$181,713
Less – Current maturities	(59,737)	(67,497)
Carrying amount adjustments on Series A Notes (*)	3,842	10,420
Premium on Series A Notes, net	138	229
	$56,303	$124,865

(*)	As a result of fair value hedge accounting, described below and in Notes 2Y and 2AA, the carrying amount of the Series A Notes is adjusted for changes in the interest rates.

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

During the years ended December 31, 2018, 2017 and 2016, the Company recorded $5,480, $6,112 and $6,565, respectively, as interest expenses and $92 as amortization of debt issuance costs and premium, net, in each of the three years ended December 31, 2018, on the Series A Notes.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 16 - SERIES A NOTES, NET OF CURRENT MATURITIES (Cont.)

The Company also entered into 10-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2010 NIS Series A Notes. Under the cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 1.1 billion and pays floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (six-month) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (1.84% at December 31, 2018) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

In April 2012 and May 2012, the Company entered into cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2012 issuance of Series A Notes. Under these cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 807 million and NIS 92 million and pays floating six-month USD LIBOR + an average spread of 2.02% on $217,300 and 2.285% on $24,100, respectively, which reflects the U.S. dollar value of the 2012 issued Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (six-month) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (2.88% at December 31, 2018) plus an average of 2.05% on the 2012 principal amounts, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

Future principal payments for the Series A Notes, including the effect of the cross-currency interest rate swap transactions, are as follows:

		December 31, 2018
2019	current maturities	$55,533
2020		55,533

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 -     BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, IMI and its subsidiaries in Israel, a German subsidiary (the “German Subsidiary”) and a Belgian subsidiary (the “Belgian Subsidiary”) sponsor benefit plans for their employees in the U.S., Israel, Germany and Belgium, respectively, as follows:

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

Participation in ESA’s qualified defined benefit plans was frozen as of January 1, 2010, for non-represented employees. Benefit accruals ceased nonrepresented employees effective December 31, 2018.

b)
IMI and subsidiaries have several post-employment benefit arrangements, which are based on collective agreements concluded with certain groups of employees before the privatization of IMI. According to these agreements, some groups of employees possess special retirement conditions and preferable rights for post-employment benefits that will apply to employees who will terminate their employment in the event of relocation of plants as part of the post privatization restructuring of IMI and subsidiaries. The arrangements are determined according to the various existing formats of employment, seniority and other factors. The liabilities recognized in respect of these arrangements are calculated on an actuarial basis.

c)
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

d)	The Belgian Subsidiary, which is wholly-owned by the Company, has a defined benefit pension plan, which is divided into two categories:

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2018 and 2017:

	December 31,
	2018	2017
Changes in benefit obligation:
Benefit obligation at beginning of year	$267,141	$235,246
Benefit obligation related to acquired companies	378,055	—
Service cost	8,391	7,655
Interest cost	9,631	9,108
Exchange rate differences	43	1,551
Actuarial losses (gain)	(20,337)	19,794
Benefits paid	(7,560)	(6,213)
Effect of curtailment	(6,940)	—
Benefit obligation at end of year	$628,424	$267,141
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	167,961	140,240
Actual return on Plans’ assets (net of expenses)	(11,121)	23,343
Employer contribution	15,002	10,591
Benefits paid	(7,560)	(6,213)
Fair value of Plans’ assets at end of year	$164,282	$167,961
Accrued benefit cost, end of year:
Funded status	(464,142)	(99,180)
Unrecognized net actuarial loss	60,141	71,385
Unrecognized prior service cost	24	141
	$(403,977)	$(27,654)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(6,040)	(1,580)
Accrued benefit liability, non-current	(458,102)	(97,600)
Accumulated other comprehensive income, pre-tax	60,165	71,526
Net amount recognized	$(403,977)	$(27,654)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year ended December 31,
	2018	2017	2016
Components of the Plans’ net periodic pension cost:
Service cost	$8,391	$7,655	$7,768
Interest cost	9,631	9,108	8,929
Expected return on Plans’ assets	(12,080)	(10,203)	(9,057)
Amortization of prior service cost	64	64	65
Amortization of net actuarial loss	5,884	6,161	5,765
Total net periodic benefit cost	$11,890	$12,785	$13,470
Additional information
Accumulated benefit obligation	$628,017	$259,242	$227,799

	December 31,
	2018	2017
Weighted average assumptions:
Discount rate as of December 31	3.1%	3.4%
Expected long-term rate of return on Plans’ assets	7.1%	7.1%
Rate of compensation increase	3.0%	2.4%

Asset allocation by category as of December 31:

	2018	2017
Asset Category:
Equity Securities	61.3%	66.8%
Debt Securities	38.2%	31.9%
Other	0.5%	1.3%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the Plans' obligations and the expected timing of benefit payments. The target asset allocation for the Plans' years presented is as follows:

	2018	2017
Asset Category:
Equity Securities	63.0%	65.0%
Debt Securities	36.0%	35.0%
Other	1.0%	—%
Total	100.0%	100.0%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The fair value of the asset values by category at December 31, 2018 was as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Asset Category
Cash	$83	$83	$—	$—
Cash Equivalents:
Money Market Funds (a)	652	652	—	—
Fixed Income Securities:
Mutual Funds (b)	62,765	62,765	—	—
Equity Securities:
International Companies (c)	4,424	4,424	—	—
Mutual Funds (d)	96,358	96,358	—	—
Total	$164,282	$164,282	$—	$—

a.	This category includes highly liquid daily traded cash-like vehicles.

b.	This category invests in highly liquid mutual funds representing a diverse offering of debt issuance.

c.	This category represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or ADRs.

d.	This category represents highly liquid diverse equity mutual funds of varying asset classes and styles.

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2018 Plan year have been satisfied as of December 31, 2018. Benefit payments over the next five years are expected to be $7,837 in 2019, $8,544 in 2020, $9,375 in 2021, $10,124 in 2022 and $10,903 in 2023.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan

ESA offers retiree medical benefits to a limited number of retirees, The measurement date for ESA's benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2018 and 2017:

	December 31,
	2018	2017
Change in Benefit Obligation:
Benefit obligation at beginning of period	$1,641	$2,053
Service cost	71	64
Interest cost	50	67
Actuarial (gain) loss	(353)	(439)
Employee contribution	19	36
Benefits paid	(69)	(140)
Benefit obligation at end of period	$1,359	$1,641
Change in Plan Assets:
Employer contribution	$50	$104
Employee contribution	19	36
Benefits paid	(69)	(140)
Fair value of Plan assets at end of period	$—	$—

	Year ended December 31,
	2018	2017
Accrued benefit cost, end of period:
Funded status	$(1,359)	$(1,641)
Unrecognized net actuarial (gain) loss	(1,610)	(1,420)
Accrued benefit cost, end of period	$(2,969)	$(3,061)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(112)	$(111)
Accrued benefit liability, non-current	(1,247)	(1,531)
Accumulated other comprehensive gain, pretax	(1,610)	(1,419)
Net amount recognized	$(2,969)	$(3,061)

Components of net periodic pension cost (for period):
Service cost	$71	$64
Interest cost	50	67
Amortization of net actuarial gain	(164)	(128)
Total net periodic benefit cost	$(43)	$3

Assumptions as of end of period:
Discount rate	3.91%	3.17%
Health care cost trend rate assumed for next year	5.40%	5.50%
Ultimate health care cost trend rate	3.84%	3.84%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan (Cont.)

The effect of a 1% change in the health care cost trend rate at December 31, 2018 was as follows:

	1% increase	1% decrease
Net periodic benefit cost	$14	$(12)
Benefit obligation	$94	$(85)

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $6,453, $5,646 and $5,300 for the years ended December 31, 2018, 2017 and 2016, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

4.    Non-Qualified Defined Contribution Plan

ESA has two benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive-based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $3,238, $1,962 and $1,194 for the years ended December 31, 2018, 2017 and 2016, respectively, and the total ESA contribution to the plan was $417 for 2018. The cash surrender value of these life insurance policies at December 31, 2018 was $4,720. The total liability related to the 409(A) plan was $10,278 at December 31, 2018.

The second plan implemented is a non-qualified, defined benefit plan for certain executives of ESA. The plan provides the executives with a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. The policies are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $2,813 at December 31, 2018. Related liability for the pension payments is $5,463 at December 31, 2018. As of December 31, 2018, all executives had partially vested balances in the plan.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 -    TAXES ON INCOME

A.    APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates

Generally, regular corporate tax rates and real capital gain tax rates in Israel were 23%, 24% and 25% for the years 2018, 2017 and 2016, respectively.

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

In December 2015, Elbit Systems and certain of its Israeli subsidiaries (also industrial companies) submitted an election notice to the Israel Tax Authority to file a consolidated tax return starting from tax year 2015.

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (Cont.):

The operations of Elbit Systems and certain of its Israeli subsidiaries (“the Companies”) have been granted “Approved Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”). Accordingly, certain income of the Companies derived from the Approved Enterprise programs is tax exempt for two years and subject to reduced tax rates of 25% for five year to eight year periods or tax exempt for a ten year period, commencing in the first year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

An Amendment to the Law from 2005 defines the “Privileged Enterprise” status rather than the previous Approved Enterprise status and limits the scope of enterprises which may qualify for Privileged Enterprise status by setting criteria such as that at least 25% of the Privileged Enterprise program’s income be derived from exports. Additionally, the 2005 Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require an Investment Center approval in order to qualify for tax benefits. Similar criteria have been set for the “Preferred Enterprise” status which was added in an Amendment to the Law in 2011. Companies are not required to receive an Investment Center approval in order to qualify for the tax benefits under the Preferred Enterprise status, however, companies which are under an Approved Enterprise or Privileged Enterprise programs must waive their former benefits in order to elect the Preferred Enterprise regime.

Tax-exempt income generated by the Company and certain of its Israeli subsidiaries’ Approved Enterprises and Privileged Enterprises will be subject to tax upon dividend distribution or complete liquidation. Income generated under a Preferred Enterprise is not subject to additional taxation to the Company or its Israeli subsidiaries upon distribution or complete liquidation.

The entitlement to the above benefits is subject to the Companies’ fulfilling the conditions specified in the Law, and the regulations promulgated thereunder and the letters of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest.

As of December 31, 2018, the Company’s management believes that the Company and its Israeli subsidiaries met all conditions of the Law and letters of approval.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (Cont.):

As of December 31, 2018, retained earnings of the Company included approximately $646,000 in tax-exempt profits earned by the Company’s Approved Enterprises. If the retained tax-exempt income were to be distributed, with respect to the Approved Enterprises it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track, and an income tax liability would be incurred of approximately $162,000 as of December 31, 2018.

The boards of directors of the Company and its applicable Israeli subsidiaries have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on exempt income attributable to the Companies’ Approved Enterprises and Privileged Enterprises, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the Approved Enterprises, Privileged Enterprises and Preferred Enterprises during the benefit period will be subject to tax at the regular corporate tax rate.

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

Since the Company and its Israeli subsidiaries are operating under more than one program or incentive segment, and since part of their taxable income is not entitled to tax benefits under the Law and is taxed at the regular tax rates, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law.

The Israeli Parliament enacted a reform to the Law, effective January 2011. According to the reform, a flat rate tax applies to companies eligible for the Preferred Enterprise status. In order to be eligible for a Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the Gross Domestic Product (a competitive enterprise).

Israeli companies which currently benefit from an Approved Enterprise or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the Preferred Enterprise benefits by waiving their benefits under the Approved Enterprise and Privileged Enterprise status. The Company and several of its Israeli subsidiaries have elected the Preferred Enterprise status.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (Cont.):

A distribution from a Preferred Enterprise out of “Preferred Income” through December 31, 2013, was subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates) and effective January 1, 2014, is subject to 20% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates).

In December 2016, the Knesset (Israeli Parliament) approved amendments to the Law that introduce an innovation box regime for intellectual property (IP)-based companies, enhanced tax incentives for certain industrial companies and reduced the standard corporate tax rate and certain withholding rates starting in 2017.

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

The 6% tax rate would apply to qualifying Israeli companies that are part of a group with global consolidated revenue of over NIS 10 billion (approximately US $2.8 billion). Other qualifying companies with global consolidated revenue below NIS 10 billion would be subject to a 12% tax rate. However, if the Israeli company is located in Jerusalem or in certain northern or southern parts of Israel, the tax rate is further reduced to 7.5%. Additionally, withholding tax on dividends for foreign investors would be subject to a reduced rate of 4% for all qualifying companies (unless further reduced by a treaty).

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

A company that does not meet the above conditions may still be considered as a qualified company at the discretion of the Israeli Innovation Authority of the Ministry of Economy and Industry (formerly, the Office of the Chief Scientist). Companies wishing to exit from the regime in the future will not be subject to clawback of tax benefits. The Knesset also approved a stability clause in order to encourage multinationals to invest in Israel. Accordingly, companies will be able to confirm the applicability of tax incentives for a 10-year period under a pre-ruling process. Further, in line with the new Organization for Economic Co-operation and Development (“OECD”) Nexus Approach, the Israeli Finance Minister will promulgate regulations to ensure companies are benefiting from the regime to the extent qualifying R&D expenditures are incurred. The regulations were set to be finalized by March 31, 2017, with new amendments to the Law coming into effect after the regulations have been finalized. Accordingly, the new law was not considered enacted at December 31, 2016.

On May 16, 2017, the Knesset Finance Committee approved the regulations effective as of January 1, 2017.
As of December 31, 2018, the Company's management believes that Elbit Systems' and certain of its Israeli subsidiaries' meet the conditions and qualify as a "Special Preferred Technological Enterprise" tax regime. As a result, the primary effect of applying the Special Preferred Technological Enterprise tax regime on the Company's deferred tax assets, net, balance as of December 31, 2017, was a reduction in the amount of approximately $9,500.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

B.    NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

In December 2017, the Tax Cuts and Jobs Act (the "2017 Tax Act") was enacted in the United States. The 2017 Tax Act represents major tax reform legislation that, among other provisions, reduces the U.S. corporate tax rate. The 2017 Tax Act includes a number of changes that impact the Company's U.S. subsidiaries, most notably, a reduction of the U.S. corporate income tax rate from 35% to 21% effective as of January 1, 2018.

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

The Company recognized the income tax effects of the 2017 Tax Act in its 2017 consolidated financial statements in accordance with Staff Accounting Bulletin No. 118, which provides SEC staff guidance for the application of ASC 740, "Income Taxes", in the reporting period in which the 2017 Tax Act was enacted. As a result, the Company's financial results reflect in the income tax effects of the 2017 Tax Act for which the accounting under ASC 740 is complete and provisional amounts for those specific income tax effects of the 2017 Tax Act for which the accounting under ASC 740 is incomplete but a reasonable estimate could be determined.

The changes to existing U.S. tax laws as a result of the 2017 Tax Act, which had the most significant impact on the Company's federal income taxes are related to the reduction of the U.S. corporate income tax rate and such effect on deferred tax assets and liabilities. The Company remeasured certain deferred tax assets, net, based on the rates at which they are expected to reverse in the future, which is generally 21%. As a result, the amount recorded related to the remeasurement of the Company's deferred tax assets, net, balance was $10,950, which is included as an increase in income tax expense and a corresponding reduction in the deferred tax assets, net, as of December 31, 2017.

The Company applied the guidance in Staff Accounting Bulletin 118 when accounting for the enactment-date effect of the Tax Act in 2017, and throughout 2018. At December 31, 2017, the Company substantially completed its provisional analysis of the income tax effects of the Tax Act and recorded a reasonable estimate in 2017 of such effects. During 2018, the Company refined its calculations, evaluated changes in interpretations and assumptions that were made, applied additional guidance issued by the U.S. Government, and evaluated actions and related accounting policy decisions that were made. As of December 31, 2018, the Company completed its accounting for all of the enactment-date income tax effects of the Tax Act and did not identify any material changes to the provisional, for the year ended December 31, 2017, related to the Tax Act.

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31,
	2018	2017	2016
Income before taxes on income:
Domestic	$195,491	$245,680	$234,643
Foreign	41,831	39,166	44,558
	$237,322	$284,846	$279,201

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

D.    TAXES ON INCOME

	Year ended December 31,
	2018	2017	2016
Current taxes:
Domestic	$17,805	$24,070	$44,095
Foreign	7,672	12,070	14,454
	25,477	36,140	58,549
Adjustment for previous years:
Domestic	(1,287)	(2,481)	(18,630)
Foreign	(1,266)	(1,849)	8
	(2,553)	(4,330)	(18,622)
Deferred income taxes:
Domestic	5,387	12,700	4,605
Foreign (*)	(1,866)	11,075	1,085
	3,521	23,775	5,690
Total taxes on income	$26,445	$55,585	$45,617

Total:
Domestic	$21,905	$34,289	$30,070
Foreign	4,540	21,296	15,547
Total taxes on income	$26,445	$55,585	$45,617

(*) Includes $10,950 in deferred tax asset adjustments in 2017, related to the tax reform in the U.S.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2018	2017
Balance at the beginning of the year	$55,087	$46,847
Additions related to interest and currency translation	(1,241)	5,455
Additions based on tax positions taken during a prior period	4,625	2,708
Reductions related to tax positions taken during a prior period	119	(4,278)
Reductions related to settlement of tax matters	(1,294)	(5,589)
Additions based on tax positions taken during the current period (*)	3,157	10,489
Reductions related to a lapse of applicable statute of limitation	(509)	(545)
Balance at the end of the year	$59,944	$55,087

(*)    Includes an amount of $2,005 related to acquisitions of subsidiaries during 2018.

At December 31, 2018 and 2017, the Company had a liability for unrecognized tax benefits of $59,944 and $55,087, respectively, including an accrual of $4,507 and $2,532 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2018 and 2017, the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. As a result of the settlement of the tax matters, the Company recorded tax benefits of approximately $1,157 and $5,500 during the years 2018 and 2017 respectively, in the statements of income in “taxes on income”. Following the examination by the Israeli Tax Authority, the Company applied some of the items for which a settlement was reached to subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. Certain Israeli subsidiaries of the Company are currently undergoing tax audits by the Israeli Tax Authority.

As a result of ongoing examinations, tax proceedings in certain countries and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2018, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

	December 31,
	2018	2017
Deferred tax assets:
Reserves and allowances	$52,691	$25,127
Inventory allowances	—	—
Property, plant and equipment	465	(2,324)
Other assets	47,354	22,194
Net operating loss carry-forwards	63,945	13,687
	164,455	58,684

Valuation allowance	(121,651)	(7,326)
Net deferred tax assets	42,804	51,358

Deferred tax liabilities:
Intangible assets	(2,640)	(2,591)
Property, plant and equipment	(10,132)	(10,661)
Reserves and allowances	(10,110)	(4,774)
	(22,882)	(18,026)
Net deferred tax assets(*)	$19,922	$33,332

Deferred tax assets and liabilities are measured based on the enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. As such, during 2017, the Company remeasured its deferred tax assets net, as a result of the enactment of the 2017 Tax Act in the U.S. and appled the provisions of the "Special Preferred Technological Enterprise" tax regime in Israel. The primary effect of the remeasurements was a reduction in deferred tax assets, net, in the aggregate amount of approximately $20,450.

The net tax effect of applying the provisions of the "Special Preferred Technological Enterprise" tax regime in Israel was immaterial in 2017 as the decrease in current taxes offset the increase in the deferred tax assets.

(*) The net deferred tax assets include deferred tax liability in the amount of $1,400 with respect to investment in subsidiaries at fair value, and a deferred tax asset in the same amount with respect to capital gain losses that can be utilized in case of realization of this investment.

G.	CARRY-FORWARD TAX LOSSES

As of December 31, 2018, the Company and its Israeli subsidiaries had estimated total available carry-forward operating tax losses of approximately $419,719, and its non-Israeli subsidiaries had estimated available carry-forward operating tax losses of approximately $30,297. The Company had also carry-forward capital losses of approximately $44,361, out of which a valuation allowance was provided in the sum of approximately $39,596.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

H.	RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31,
	2018	2017	2016
Income before taxes as reported in the consolidated statements of income	$237,322	$284,846	$279,201
Statutory tax rate	23.0%	24.0%	25.0%
Theoretical tax expense	$54,584	$68,363	$69,800
Tax benefit arising from reduced rate as an “Approved, Privileged and Preferred Enterprise” and other tax benefits (*)	(17,132)	(15,749)	(16,072)
Tax adjustment in respect of different tax rates for foreign subsidiaries	687	2,946	3,597
Changes in carry-forward losses and valuation allowances	927	4,135	5,290
Taxes resulting from non-deductible expenses	2,159	1,634	3,144
Difference in basis of measurement for financial reporting and tax return purposes	(13,775)	(3,257)	135
Taxes in respect of prior years (See D above)	(2,553)	(4,330)	(18,622)
Other differences, net	1,548	1,843	(1,655)
Actual tax expenses	$26,445	$55,585	$45,617
Effective tax rate	11.14%	19.51%	16.34%

(*) Net earnings per share – amounts of the benefit resulting from the Approved, Privileged and Preferred Enterprises:
Basic and diluted	$0.40	$0.37	$0.38

I.	FINAL TAX ASSESSMENTS

Final income tax assessments have been received by the Company up to and including the tax year 2014 and by certain subsidiaries up to 2015.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 -    DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair values of the Company’s outstanding derivative instruments as of December 31, 2018 and December 31, 2017 are summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Derivatives designated as hedging instruments
Foreign exchange contracts	22,327	5,235	22,637	11,025
Cross-currency interest rate swaps	4,378	24,009	—	—
	$26,705	$29,244	$22,637	$11,025
Derivatives not designated as hedging instruments
Foreign exchange contracts	222	718	1,299	1,175
	$222	$718	$1,299	$1,175

(*)    Presented as part of other receivables and long-term other receivables.
(**)    Presented as part of other payables and long-term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2018 and December 31, 2017, are summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain (Loss) on Effective Portion of Derivative Reclassified from Accumulated Other Comprehensive Income (*)		Ineffective Portion of Gain (Loss) of Derivative and Amount Excluded from Effectiveness Testing Recognized in Income (**)
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Derivatives designated as hedging instruments:
Foreign exchange contracts	$(6,249)	$27,841	$10,180	$55,851	$2,726	$(2,419)
Derivatives not designated as hedging instruments:
Foreign exchange contracts and other derivatives instruments	$—	$—	$—	$—	$1,457	$(1,494)

(*)	Presented as part of revenues/cost of revenue and equity in net earning of affiliated companies and partnerships.

(**)	Presented as part of financial income (expenses), net.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

 The net effect on earnings from the cross-currency swaps in 2018 was a gain of approximately $3,400, of which approximately $2,000 was offset against exchange rate difference related to Series A Notes and approximately $1,400 was offset against interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2018 is summarized below:

	Forward contracts
	Buy		Sell
	December 31,		December 31,
	2018	2017	2018	2017
Euro	$102,485	$81,037	$414,211	$282,760
GBP	6,764	3,662	23,559	39,226
NIS	598,200	71,200	—	—
Other	41,467	36,555	57,266	61,228
	$748,916	$192,454	$495,036	$383,214

Note 20 -    OTHER LONG-TERM LIABILITIES

The following table presents the components of other long-term liabilities as of December 31, 2018 and 2017.

	December 31,
	2018	2017
Provision for vacation pay	$31,310	$30,813
Purchase obligations	128,739	10,844
Other	10,558	7,035
	$170,607	$48,692

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 -    COMMITMENTS AND CONTINGENT LIABILITIES

A.    ROYALTY COMMITMENTS

Elbit Systems and certain Israeli subsidiaries partially finance their research and development expenditures under grant programs sponsored by the Israel Innovation Authority (“IIA”) of the Ministry of Economy and Industry (formerly the Office of Chief Scientist) for the support of research and development activities conducted in Israel. At the time the grants were received from the IIA, successful development of the related projects was not assured.

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

Royalties expenses amounted to $7,559, $10,424 and $4,460 in 2018, 2017 and 2016, respectively.

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

These commitments may be satisfied by the Company’s placement of direct work or vendor orders for supplies and/or services, transfer of technology, investments or other forms of assistance in the applicable country. The buy-back rules and regulations, as well as the underlying contracts, may differ from one country to another. The ability to fulfill the buy-back obligations may depend, among other things, on the availability of local suppliers with sufficient capability to meet the Company requirements and which are competitive in cost, quality and schedule. In certain cases, the Company’s commitments may also be satisfied through transactions conducted by other parties.

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

At December 31, 2018, the Company had outstanding buy-back obligations totaling approximately $1,385,000 that extend through 2028.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

In 2015, Elbit Systems of America, LLC and Elbit Systems Land & C4I Ltd. (collectively “Elbit”) filed a claim for patent infringement in the U.S. District Court for the Eastern District of Texas (the “Court”) against Hughes Network Systems, LLC (“Hughes”), Black Elk Energy Offshore Operations, LLC (“Black Elk”), Blue Tide Communications, Inc. (“Blue Tide”) and Country Home Investments, Inc. (“Country Home”) (Hughes, Black Elk, Blue Tide and Country Home are referred to collectively as the “defendants”). The claim alleges that the defendants infringed the Company's patents relating to “Reverse Link for a Satellite Communications Network” and “Infrastructure for Telephony Network”. In June 2017, Elbit voluntarily dismissed Blue Tide and Country Home as defendants, and Black Elk was dismissed earlier since it was in bankruptcy. A trial was conducted before a jury from July 31 - August 7, 2017. The jury concluded that Hughes infringed Elbit's patents, rejected Hughes' invalidity arguments and returned a damages verdict in Elbit's favor of $21,075. The Court confirmed the jury's verdict and awarded post-trial royalties of an additional $4,680, additional pre-trial royalties of approximately $1,000 and interest in an amount to be determined upon final judgment. In addition, the Court granted Elbit's request that the case be deemed exceptional and Elbit be entitled to legal fees. Hughes appealed the Court's rulings to the U.S. Court of Appeals for the Federal Circuit. Briefing on the appeal was completed in November 2018, and oral argument is expected to take place during 2019.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

D.    LEASE COMMITMENTS

The future minimum lease commitments of the Company under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment as of December 31, 2018, are as follows:

2019	$65,540
2020	49,142
2021	28,311
2022	21,001
2023 and after	98,660
$262,654

Lease expenses for the years ended December 31, 2018, 2017 and 2016 amounted to $60,782, $47,479 and $44,614, respectively.

E.    GUARANTEES

As of December 31, 2018, guarantees in the amount of approximately $1,895,346 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain contract liabilities (advances from customers) and performance obligation and employee benefit plans.

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

As of December 31, 2018, the Company met all financial covenants.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

G.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in various countries. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and typically include the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2018 and 2017, the purchase commitments were $1,775,000 and $1,592,000, respectively.

H.    FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of approximately $1,895,346 as of December 31, 2018, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

I.	LIEN ON APPROVED ENTERPRISES

A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel. See Note 18A.

Note 22 -    SHAREHOLDERS’ EQUITY

A.    SHARE CAPITAL
Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.    2018 EQUITY INCENTIVE PLAN

In February 2018 the Company's Board of Directors approved the 2018 Equity Incentive Plan for Executive Officers (the “2018 Equity Incentive Plan”). The purpose of this plan was to enable the Company to link the compensation and benefits of its Executive Officers with the future growth and success of the Company and its Affiliates and with long-term shareholder value. The 2018 Equity Incentive Plan consists of 1,000,000 options to be exercised under a Net Exercise Mechanism which entitles the recipients to exercise the options for an amount of shares reflecting only the benefit factor. The Options were allocated, subject to the required approvals, to the Company's Israeli Executive Officers.

The exercise price of an option is determined in U.S dollars and is the higher of: (i) the average closing share price of an Elbit Systems ordinary shares on the TASE, during the period of thirty (30) trading days preceding the date on which the Company's Board of Directors approves the granting of the respective options, converted into U.S. Dollars by applying the average representative U.S. dollar - NIS exchange rate during such thirty (30) trading days period; or (ii) the closing share price of our ordinary shares on the TASE on the last trading date preceding the date on which the Company's Board of Directors approves the granting of the respective options, converted into the U.S. Dollars by applying the representative U.S. dollar - NIS exchange rate.

According to the 2018 Equity Incentive Plan, the options become vested and exercisable in accordance with the following vesting schedule:

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 22 -    SHAREHOLDERS’ EQUITY (Cont.)

B.    2018 EQUITY INCENTIVE PLAN (Cont.)

(1)	Forty percent (40%) of the options are vested and exercisable from the second anniversary of the grant date;

(2)	An additional twenty percent (20%) of the options are vested and exercisable from the third anniversary of the grant date;

(3)	An additional twenty percent (20%) of the options are vested and exercisable from the forth anniversary of the grant date; and

(4)	The remaining twenty (20%) of the options are vested and exercisable from the fifth anniversary of the grant date.

The options expire no later than 63 months from the date of grant.

As of December 31, 2018, there were 35,000 options available for future grants under the 2018 Equity Incentive Plan.

C.	2018 EQUITY INCENTIVE PLAN ACTIVITY

The following is asummary of Elbit Systems' share option activity under the 2018 Equity Incentive Plan:

	2018
	Number of options	Weighted average exercise price
Outstanding - beginning of the year	—	—
Granted	965,000	128.48
Outstanding - end of the year	965,000	128.48

Options execrable at the end of the year	—	—

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2018. This amount changes, based on the market price of the Company’s stock and the average exercise price of in-the-money options. Aggregate intrinsic value of outstanding options as of December 31, 2018 was zero.

As of December 31, 2018, there was $20,413 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems’ stock option plan. That cost is expected to be recognized over a weighted average period of 5 years.

As of December 31, 2018, 959,596 options were expected to be vested at a weighted average exercise price of $128.48 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2018 is approximately 4.94, and their aggregate intrinsic value is zero.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 22 -    SHAREHOLDERS’ EQUITY (Cont.)

D.	OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

The options outstanding as of December 31, 2018, have been separated into ranges of exercise prices, as follows:

	Options outstanding
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share
$128.91 - $121.42	965,000	4.94	$128.48

Compensation expenses related to the 2018 Equity Incentive Plan amounted to $1,387, which were recognized during the year ended December 31, 2018, as follows:

Year ended December 31,
2018
Cost of revenues	$1,189
General and administration expenses	198
$1,387

E.	COMPUTATION OF EARNINGS PER SHARE
Computation of basic and diluted net earnings per share:

	Year ended December 31, 2018			Year ended December 31, 2017			Year ended December 31, 2016
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$206,738	42,753	$4.84	$239,109	42,750	$5.59	$236,909	42,742	$5.54

Effect of dilutive securities:
Employee stock options	—	—		—	3		—	10
Diluted net earnings	$206,738	42,753	$4.84	$239,109	42,753	$5.59	$236,909	42,752	$5.54

(*) In thousands

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 22 -    SHAREHOLDERS’ EQUITY (Cont.)

F.	2018 PHANTOM BONUS RETENTION PLAN

In August 2018, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Officers, who are not Executive Officers (the “2018 Phantom Plan”).

The 2018 Phantom Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the 2018 Phantom Plan. As of December 31, 2018, 589,200 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $121.83.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2018 Phantom Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $1,064 during the year ended December 31, 2018, as compensation costs related to the phantom bonus units granted under the 2018 Phantom Plan.

G.	2012 PHANTOM BONUS RETENTION PLAN

In August 2012, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Officers (the “2012 Phantom Bonus Retention Plan”). In August 2013, the 2012 Phantom Bonus Retention Plan was extended to include other officers of the Company.

The 2012 Phantom Bonus Retention Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. As of December 31, 2018, 108,878 phantom bonus units of the 2012 Phantom Bonus Retention Plan were granted with a weighted average basic price per unit, as defined in the 2012 Phantom Bonus Retention Plan, of $114.87.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2012 Phantom Bonus Retention Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $2,628, $28,254 and $32,065 in the years ended December 31, 2018, 2017 and 2016, respectively, as compensation costs related to the phantom bonus units granted under the 2012 Phantom Bonus Retention Plan, as follows:

	Year ended December 31,
	2018	2017	2016
Cost of revenues	$985	$10,199	$10,056
General and administration expenses	1,225	13,948	18,024
Marketing and selling	418	4,107	3,985
	$2,628	$28,254	$32,065

G.    DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 23 -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS AS FOLLOWS:

	Year ended December 31,
	2018	2017	2016
North America	$979,165	$827,608	$825,665
Asia-Pacific	791,821	670,490	801,639
Israel	740,232	741,873	709,562
Europe	737,051	763,963	640,763
Latin America	192,406	193,369	212,773
Other	243,009	180,522	69,817
	$3,683,684	$3,377,825	$3,260,219

B.    REVENUES ARE GENERATED BY THE FOLLOWING AREAS OF OPERATIONS:

	Year ended December 31,
	2018	2017	2016
Airborne systems	$1,470,082	$1,272,075	$1,242,286
C4ISR systems	1,130,092	1,144,789	1,220,917
Land systems	649,141	503,878	408,003
Electro-optic systems	333,855	341,215	276,029
Other (*)	100,514	115,868	112,984
	$3,683,684	$3,377,825	$3,260,219

(*)    Mainly non-defense engineering and production services.

C.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year ended December 31,
	2018	2017	2016
IMOD	13%	19%	18%

D.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

	Year ended December 31,
	2018	2017	2016
Israel	$1,541,195	$922,367	$943,381
U.S.	245,865	147,255	149,581
Other	161,481	178,497	107,545
	$1,948,541	$1,248,119	$1,200,507

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 24 -    RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2018	2017	2016
Total expenses	$317,690	$301,382	$291,749
Less - grants and participations	(30,338)	(36,322)	(35,957)
	$287,352	$265,060	$255,792

Note 25 -    FINANCIAL EXPENSES, NET

	Year ended December 31,
	2018	2017	2016
Expenses:
Interest on long-term bank debt	$(13,718)	$(2,779)	$(1,489)
Interest on Series A Notes, net	(5,494)	(6,112)	(6,565)
Interest on short-term bank credit and loans	(9,073)	(8,432)	(5,457)
Guarantees	(9,027)	(7,105)	(7,465)
Loss from exchange rate differences, net	(3,362)	(4,487)	(2,224)
Other	(5,807)	(7,148)	(2,030)
	(46,481)	(36,063)	(25,230)
Income:
Interest on cash, cash equivalents and bank deposits	1,115	751	933
Other	1,305	810	555
	2,420	1,561	1,488
	$(44,061)	$(34,502)	$(23,742)
Note 26 -    OTHER INCOME, NET

	Year ended December 31,
	2018	2017	2016
Pension non-service cost(1)	$(3,794)	$(5,130)	$(5,702)
Impairment of investment (2)	(7,807)	—	—
Capital gain (3)	152	—	3,868
Other	—	48	99
	$(11,449)	$(5,082)	$(1,735)

(1)    During 2018, the Company adopted ASU 2017-07 see Note 2S.

(2)
During 2018 the Company recognized an impairment related to two investments. An amount of approximately $5,100 is related to impairment of an investment measured under the fair value option. See Note 6C(3), and amount of $2,700 is related to an investment accounted under cost method (see Note 1C(4)).

(3)    During 2016, the Company recognized a gain from the sale of land and property.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 27 -    RELATED PARTIES' TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2018	2017	2016
Income -
Sales to related-party companies (*)	$181,566	$179,867	$176,429
Participation in expenses	$2,580	$2,625	$2,502
Cost and expenses -
Supplies from related parties (**)	$8,188	$16,900	$20,224

Balances:	December 31,
	2018	2017
Trade receivables and other receivables (*)	$103,035	$77,470
Trade payables and advances (**)	$33,868	$28,675

The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	A significant portion of the sales and balances include sales of helmet mounted cueing systems purchased from the Company by a 50%-owned subsidiary of ESA.

(**)
Includes mainly electro-optics components and sensors, purchased by the Company from a 50%-owned Israeli partnership, and electro-optics products purchased by the Company from another 50%-owned Israeli subsidiary.

¬ ¬ ¬

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year ended December 31, 2018:
Provisions for Losses on Long-Term Contracts (*)	46,778	19,842	20,396	72,448	118,672
Provisions for Claims and Potential Contractual Penalties and Others	5,406	801	940	3,274	8,541
Allowance for Doubtful Accounts	9,585	1,548	1,813	1,988	11,308
Valuation Allowance on Deferred Taxes	7,326	1,399	473	113,397	121,649

Year ended December 31, 2017:
Provisions for Losses on Long-Term Contracts (*)	83,348	14,149	50,719	—	46,778
Provisions for Claims and Potential Contractual Penalties and Others	4,484	1,186	264	—	5,406
Allowance for Doubtful Accounts	7,416	2,541	372	—	9,585
Valuation Allowance on Deferred Taxes	6,605	798	77	—	7,326

Year ended December 31, 2016:
Provisions for Losses on Long-Term Contracts (*)	130,274	20,775	67,701	—	83,348
Provisions for Claims and Potential Contractual Penalties and Others	7,501	158	3,175	—	4,484
Allowance for Doubtful Accounts	6,738	1,554	876	—	7,416
Valuation Allowance on Deferred Taxes	6,540	2,641	2,576	—	6,605

(*)
An amount of $21,659 and $22,690 and $43,513 as of December 31, 2018, 2017 and 2016, respectively, is presented as a deduction from inventories, and an amount of $97,013 and $24,088 and $39,835 as of December 31, 2018, 2017 and 2016, respectively, is presented as part of other payables and accrued expenses. In 2018, it includes a deduction related to the adoption of ASC 606 in the amount of approximately $3,390.

S-1