Form 20-F
period 2019-12-31
ELBIT SYSTEMS LTD
filed 2020-03-25
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2019
Commission File No. 0-28998

ELBIT SYSTEMS LTD.
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

Advanced Technology Center, Haifa 3100401, Israel
(Address of principal executive offices)

Joseph Gaspar
c/o Elbit Systems Ltd.
P.O. Box 539
Advanced Technology Center
Haifa 3100401
Israel
Tel: 972-77-294-6404
Fax: 972-77-294-6944
E-mail: j.gaspar@elbitsystems.com
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value 1.0 New Israeli Shekel per share	ESLT	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 44,198,330 Ordinary Shares.

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

Cautionary Statement with Respect to Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968. These statements relate to our current plans, estimates, strategies, goals, beliefs, intents, expectations, assumptions, and projections about future events and as such do not relate to historical or current fact. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.

Forward-looking statements contained herein generally are identified by the words “anticipate”, “intend”, “believe”, "estimate," “project”, “expect”, “will likely result”, “strategy”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” and similar expressions, and the negatives thereof. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties, the outcomes of which cannot be predicted. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation:

•	the scope and length of customer contracts;

•	governmental regulations and approvals;

•	changes in governmental budgeting priorities;

•	general market, political, health and economic conditions in the countries in which we operate or sell, including Israel and the United States among others;

•	the development and launch of our products, or their market acceptance;

•	our projected expenses and capital expenditures;

•	differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts;

•	the impact on our backlog from export restrictions by the Government of Israel;

•	our ability to achieve strategic goals from acquisitions of businesses and the risks associated with the integration of such businesses;

•	our ability to protect our proprietary information and avoid, withstand and/or recover from cyber attacks on our systems;

•	the effect of competitive products, technology and pricing;

•	our ability to attract, incentivize and retain key employees;

•	changes in applicable tax rates;

•	fluctuations in foreign currency exchange rates;

•	inventory write-downs and possible liabilities to customers from program cancellations due to political relations between Israel and countries where our customers may be located; and

•	the outcome of legal and/or regulatory proceedings.

The factors listed above are not all-inclusive, and further information about risks and other factors that may affect our future performance is contained in this annual report on Form 20-F. All forward-looking statements speak only as of the date of this annual report. Although we believe the expectations reflected in the forward-looking statements contained in this annual report are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.
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

Item 3.    Key Information.

Selected Financial Data

The following selected consolidated financial data of the Company as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 are derived from our audited consolidated financial statements, including our audited consolidated financial statements as of December 31, 2018 and 2019, and for each of the years ended December 31, 2017, 2018 and 2019, which appear in Item 18 in this annual report on Form 20-F. You should read the audited consolidated financial statements appearing in Item 18 together with the selected financial data set forth below. (For more information regarding GAAP and non-GAAP financial data see Item 5. Operating and Financial Review and Prospects.)

	Years Ended December 31,
	(U.S. dollars in millions, except for per share amounts)
	2015	2016	2017	2018	2019
Income Statement Data:
Revenues	3,107.6	3,260.2	3,377.8	3,683.7	4,508.4
Cost of revenues	2,210.5	2,294.9	2,374.8	2,707.5	3,371.9
Gross profit	897.1	965.3	1,003.0	976.2	1,136.5
Research and development expenses, net	243.4	255.8	265.1	287.4	331.8
Marketing and selling expenses	239.4	271.0	280.2	281.0	301.4
General and administrative expenses	145.7	151.4	133.3	160.3	214.7
Other operating income, net	—	(17.6)	—	(45.4)	(33.0)
Total operating expenses	628.5	660.6	678.6	683.3	814.9
Operating income	268.6	304.7	324.4	292.9	321.6
Financial expenses, net	(20.2)	(23.7)	(34.5)	(44.1)	(69.1)
Other income (expenses), net	0.2	(1.7)	(5.1)	(11.4)	(6.2)
Income before taxes on income	248.6	279.3	284.8	237.4	246.3
Taxes on income	(46.2)	(45.6)	(55.6)	(26.4)	(19.4)
Equity in net earnings (losses) of affiliated companies and partnerships	4.5	5.2	11.4	(2.2)	1.8
Net income	206.9	238.9	240.6	208.8	228.7
Less: net income attributable to non-controlling interests	(4.4)	(1.9)	(1.5)	(1.9)	(0.8)
Income attributable to Elbit Systems’ shareholders	202.5	237.0	239.1	206.9	227.9

Earnings per share:
Basic net earnings per share	$4.74	$5.54	$5.59	$4.83	$5.20

Diluted net earnings per share	$4.74	$5.54	$5.59	$4.83	$5.20

	As of December 31,
	(U.S. dollars in millions, except for per share amounts)
	2015	2016	2017	2018	2019
Balance Sheet Data:
Cash, cash equivalents, short-term bank deposits and marketable securities	332	245	173	225	223
Working capital	645	527	522	369	499
Long-term deposits, marketable securities and other receivables	16	16	38	43	58
Long-term trade and unbilled receivables	152	190	295	297	259
Property, plant and equipment, net	450	474	496	687	767
Total assets	4,124	4,352	4,715	6,451	7,335
Long-term debt	166	—	120	468	440
Series A Notes, net of current maturities	227	171	125	56	—
Capital stock	274	274	274	276	424
Elbit Systems shareholders’ equity	1,391	1,560	1,708	1,832	2,141
Non-controlling interests	8	7	10	22	18
Total equity	1,399	1,567	1,718	1,854	2,160
Number of outstanding ordinary shares of NIS 1 par value (in thousands)	42,766	42,782	42,787	42,789	44,198
Dividends paid per ordinary share with respect to the applicable year	$1.44	$1.60	$1.76	$1.76	$1.76

Risk Factors

General Risks Related to Our Business and Market

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DoD) and other military or governmental authorities of various countries, pursuant to contracts awarded to us under defense and homeland security-related programs. The funding of these programs could be reduced or eliminated due to numerous factors, including geo-political events and macro-economic conditions that are beyond our control. Reduction or elimination of government spending under our contracts could cause a negative effect on our revenues, results of operations, cash flow and financial condition.

We depend on governmental approval of exports. Our international sales, as well as our international procurement of skilled human resources, technology and components, depend largely on export license approvals from the governments of Israel, the U.S. and other countries. If we, our customers or our suppliers fail to obtain material approvals in the future, or if material approvals previously obtained are revoked or expire and are not renewed due to factors such as changes in political conditions or imposition of sanctions, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, revenues, assets, liabilities and results of operations. See Item 4. Information on the Company – Governmental Regulation.

We are subject to government procurement and anti-bribery/corruption rules and regulations. We are required to comply with government contracting rules and regulations relating to, among other things, cost accounting, sales of various types of munitions, anti-bribery and procurement integrity, which increase our performance and compliance costs. See Item 4. Information on the Company – Governmental Regulation. Failure to comply with these rules and regulations, whether directly or indirectly, could result in the modification, termination or reduction of the value of our contracts, the assessment of penalties and fines against us, our suspension or debarment from government contracting or subcontracting for a period of time or criminal sanctions against us or our employees, all of which could negatively impact our results of operations and financial condition. We engage in certain markets considered to have high bribery and corruption risks. Investigations by government agencies have become more frequent in a number of countries, including Israel and the U.S.

We face risks in our international operations. We derive a significant portion of our revenues from international sales. Entry into new markets as well as changes in international, political, economic or geographic conditions could cause significant reductions in our revenues, which could harm our business, financial condition and results of operations. In addition to the other risks from international operations set forth elsewhere in these Risk Factors, some of the risks of doing business internationally include international trade sanctions, imposition of tariffs and other trade barriers and restrictions. Imposition of import restrictions or tariffs by any government could lead to retaliatory actions by other countries with broad effects in many industries and economies internationally. Broad-based international trade conflicts could have negative consequences on the demand for our products and services outside Israel. Other risks of doing business internationally include political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships and increasing instances of terrorism worldwide. Some of these risks may be affected by Israel’s overall political situation. See “Risks Related to Our Israeli Operations” below.

Our operations may be negatively impacted by the Coronavirus pandemic. International health epidemics from communicable diseases, such as the recent outbreak of the novel Coronavirus disease in 2019 (Covid-19), may impair our operations. We are actively assessing the potential impact of the Covid-19 pandemic on our operations, including on our employees, customers, suppliers and logistics/transport providers. In addition, we are evaluating the possible impact of governmental actions being taken to curtail the spread of the virus, such as instructions regarding quarantine of individuals, restrictions on holding of large scale events, workplace restrictions and international travel. We also are monitoring the impact of the pandemic on our industry and on governmental priorities, both in Israel and worldwide, as well as its macro-economic implications. We cannot presently estimate the impact of Covid-19, but the continued spread of that disease could prevent our employees, customers, suppliers and other business partners from conducting normal activities, potentially resulting in cessation, reduction or delay of business either voluntarily or by governmental mandate and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

We have been subject to attempted cyber attacks, and our computer and communications systems and databases face ongoing threats of unauthorized access, computer hackers, computer viruses, malicious code, cyber crime, organized cyber attacks and other security problems and system disruptions. In particular, we may be targeted by experienced computer programmers and hackers (including those sponsored by foreign governments or terrorist organizations) who may attempt to penetrate our cyber security defenses and damage or disrupt our computer and communications systems and misappropriate or compromise our intellectual property or other confidential information or that of our customers.

Governmental and other end users and customers are increasingly requiring us or our subcontractors to meet specific computer system cyber protection and information assurance requirements and standards as a condition for us to receive customer program-related information. We devote significant resources to maintain and upgrade the security of our systems and databases and to meet applicable customer requirements regarding their protection. However, despite our efforts to secure our systems and databases and meet cyber protection and information assurance requirements, we may still face system failures, data breaches, loss of intellectual property and interruptions in our operations, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to laws and contractual obligations regarding data privacy. Certain information we receive and maintain regarding our employees and third parties is subject to various local and national laws regarding privacy and data protection. Many of these laws are rapidly evolving and increasingly rigorous. In addition, we are frequently subject to contractual obligations requiring us to protect the confidential information of customers. A failure or perceived failure by us to comply with laws, industry standards or contractual obligations regarding the protection of data could subject us to enforcement actions and other litigation by customers and governmental authorities, fines, damages and negative publicity.

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

We face acquisition and integration risks. From time to time we make equity or asset acquisitions and investments in companies and technology ventures . Such acquisitions generally are intended to achieve various strategic initiatives including the expansion of our product or service offerings, technical capabilities or customer base. See Item 4. Information on the Company – Mergers, Acquisitions and Divestitures. These acquisitions involve risks and uncertainties such as:

•	our pre-acquisition due diligence may fail to identify material risks;

•	significant acquisitions may negatively impact our financial results, including cash flow and financial liquidity;

•
significant goodwill assets recorded on our consolidated balance sheet from prior acquisitions are subject to impairment testing, and unfavorable changes in circumstances could result in impairment to those assets;

•	acquisitions may result in significant additional unanticipated costs associated with price adjustments or write-downs;

•	we may not integrate newly-acquired businesses and operations in an efficient and cost-effective manner;

•	relocation or combination of facilities of acquired businesses may be more costly or time consuming than planned;

•	we may fail to achieve the strategic objectives, synergies, cost savings and other benefits expected from acquisitions;

•	the technologies acquired may not prove to be those needed to be successful in our markets or may not have adequate intellectual property rights protection;

•
we may assume significant liabilities and exposures that exceed the enforceability or other limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for tax or regulatory compliance issues, such as anti-corruption and environmental compliance, that may result in our incurring successor liability;

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

We face risks of cost overruns in fixed-price contracts. Most of our contracts are fixed-price contracts, under which we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk of adverse effects on our financial performance from such increased or unexpected costs can be particularly significant under fixed-price contracts for which changes in estimated gross profit/loss are recorded on a “cumulative catch-up basis”. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2T. The costs most likely to fluctuate under our fixed price contracts relate to internal design and engineering efforts. However, we do not believe that changes in the market costs of particular commodities used in the production of our products are likely to present a material risk to our costs. To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which could have a negative effect on our results of operations, financial position and cash flow.

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

Certain of our contracts may be terminated for convenience of the customer. Our contracts with governments often contain provisions permitting termination for convenience of the customer. Our subcontracts with non-governmental prime contractors sometimes contain similar provisions permitting termination for the convenience of the prime contractors. In a minority of such contractual arrangements, an early termination for convenience would not entitle us to reimbursement for a proportionate share of our fee or profit for work still in progress.

We face fluctuations in revenues and profit margins. Our revenues may fluctuate between periods due to changes in pricing, sales volume or project mix. Moreover, because certain of our project revenues are recognized upon achievement of performance milestones, such as units-of-delivery / point-in-time revenue recognition, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margin may vary significantly during the course of a project as a result of changes in estimated project gross profits that are recorded in results of operations on a cumulative catch-up basis pursuant to the percentage-of-completion accounting method due to judgment and estimates that are complex and are subject to a number of variables. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2T. As a result, our financial results for prior periods may not provide a reliable indicator of our future results.

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

We may experience production delays, discontinuation of supply or liability if suppliers fail to make compliant or timely deliveries. The manufacturing process for some of our products largely consists of the assembly, integration and testing of purchased components. Some components are available from a small number of suppliers, and in a few cases a single source. If a supplier stops delivery of such components, finding another source could result in added cost and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule, information assurance or other obligations we could be held liable by our customers, and we may be unable to obtain full or partial recovery from our subcontractors for those liabilities. The foregoing disruptions could have a material adverse effect on our operating results.

We may be affected by failures of our prime contractors. We often act as a subcontractor, and a failure of a prime contractor to meet its obligations may affect our ability to receive payments under our subcontract.

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

Our business involves risks that may not be adequately covered by insurance. Our business involves the development and production of products and systems for government agencies and other customers around the world. These products and systems can involve new technologies that are not fully tested. The monetary amount of our insurance coverage may not fully cover the liabilities we may incur from our activities, which could be substantial and could harm our financial condition, results of operations and cash flows. In addition, conditions in the global insurance market may make it more costly to obtain adequate insurance coverage in areas such as directors and officers liability insurance.

Our operations may expose us to liabilities under various environmental protection, health and safety laws and regulations. Our operations are affected by environmental protection, health and safety requirements. Recent years have been characterized by a substantial increase in the stringency and enforcement of legal provisions and regulatory requirements in these areas and the cost of compliance with such regulatory changes. Changes in laws and regulations around the world may impact use of our products or our manufacturing processes, due to environmental protection, health or safety considerations. These changes include regulations regarding the storage and handling of hazardous materials used in our operations. See Item 4 - Information on the Company - Governmental Regulation - Environmental, Health and Safety Regulations. Standards adopted in the future may affect us and change our methods of operation. Furthermore, some of our business licenses are for fixed periods and must be renewed from time to time. Renewal of such permits is not certain and may be made contingent on additional environmental, health and safety conditions and costs. If we were to violate or become liable under environmental, health and safety laws and regulations, including with respect to our manufacture, testing or handling of munitions and explosives, as a result of our inability to obtain permits, human error, accident, equipment failure or other causes, we could be subject to fines, costs, civil or criminal sanctions, face property damage or personal injury claims or be required to incur substantial investigation or remediation costs, which could cause disruptions in our operations and have a material adverse effect on our business.

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
We will need to invest significant financial resources to pursue these goals, and there can be no assurance that adequate financial resources will continue to be available to us for these purposes. We may experience difficulties that delay or prevent our development, introduction and marketing of new or enhanced offerings, and such new or enhanced offerings may not achieve adequate market acceptance. Moreover, new technologies or changes in industry standards or customer requirements could render our offerings obsolete or unmarketable. Any new offerings and technologies are likely to involve costs and risks relating to design changes, the need for additional capital and new production tools, satisfaction of customer specifications, adherence to delivery schedules, specific contract requirements, supplier performance, customer performance and our ability to predict program costs. New products may lack sufficient demand or experience technological problems or production delays. Our customers frequently require demonstration of working prototypes prior to awarding contracts for new programs or require short delivery schedules which may cause us to purchase long-lead items or material in advance of receiving the contract award. Moreover, due to the design complexity of our products, we may experience delays in developing and introducing new products. Such delays could result in increased costs and development efforts, deflect resources from other projects or increase the risk that our competitors may develop competing technologies that gain market acceptance in advance of our products. If we fail in our new product development efforts, or our products or services fail to achieve market acceptance more rapidly than the products or services of our competitors, our ability to obtain new contracts could be negatively impacted. Any of the foregoing costs and risks could have a material adverse impact on our business, results of operations, financial condition and cash flow.

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

Funding obligations to our pension plans could reduce our liquidity. Funding obligations for certain of our pension plans are impacted by the performance of the financial markets and interest rates. When interest rates are low, or if the financial markets do not provide expected returns, we may be required to make additional contributions to these pension plans. Volatility in the equity markets or actuarial changes in mortality tables can change our estimate of future pension plan contribution requirements. See Item 18. Financial Statements – Notes 2S and 17.

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

We sometimes have risks relating to financing for our programs. A number of our major projects require us to arrange, or to provide, guarantees in connection with the customer’s financing of the project. These include commitments by us as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to draw down against advance payment guarantees in the event we default under the applicable contract. In addition, some customers require that contract payment periods be extended for a number of years, sometimes beyond the period of contract performance. We may face difficulties in issuing guarantees or providing financing for our programs, including in cases where a customer encounters impaired ability to continue to comply with extended payment terms. Moreover, our balance sheet could reflect increased leverage if we were required to provide significant financing for our programs. See Item 4. Information on the Company – Financing Terms.

We are subject to buy-back obligations. A number of our international programs require us to meet “buy-back” obligations. See Item 5. Operating and Financial Review and Prospects – Off Balance Sheet Transactions. If we, or the local companies we contract with, become unable to meet such obligations, we may be subject to contractual penalties, and our chances of receiving further business from the applicable customers could be impaired.

We could be adversely affected if we are unable to retain key employees. Our success depends in part on key management, scientific and technical personnel and our continuing ability to attract and retain highly qualified personnel. There is competition for the services of such personnel. The loss of the services of key personnel, and the failure to attract highly qualified personnel in the future, may have a negative impact on our business. Moreover, our competitors may hire and gain access to the expertise of our former employees.

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner. We are party to collective bargaining agreements that cover a substantial number of our employees, which number could increase, for example, as a result of future acquisitions of companies. We have faced and may in the future face attempts to unionize additional parts of our organization. Disputes with trade unions or other labor relations difficulties, as well as failure to timely amend or extend collective bargaining agreements, could lead to worker disputes, slow-downs, strikes and other measures, which could negatively impact our results of operations.

Our effective tax rate may be subject to fluctuations. Our worldwide effective tax rate could fluctuate as a result of several factors, many of which are outside of our control, including: (i) changes in the mix of revenues and income we derive from the jurisdictions where we operate that have different statutory tax rates; (ii) amendments to tax laws and regulations and changes in interpretations in the jurisdictions where we operate; and (iii) tax assessments, including any related tax interest or penalties, which could significantly affect our income tax expense for the period in which the assessments take place. In addition, our tax returns are periodically audited or subject to review by tax authorities in the various jurisdictions in which we operate around the world. Increases in our effective tax rates from the above factors could have a material adverse effect on our financial results and cash flow.

The Organization for Economic Cooperation and Development has introduced the base erosion and profit shifting (BEPS) project. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes.
Recently enacted tax legislation in the United States may impact our business. On December 22, 2017, the U.S. President signed Public Law No. 115-97, informally titled the Tax Cuts and Jobs Act (the Tax Act). The Tax Act provides for significant and wide-ranging changes to the U.S. Internal Revenue Code. Among a number of significant changes to the current U.S. federal income tax rules, the Tax Act reduced the marginal U.S. corporate income tax rate from 35% to 21%, limited the deduction for net interest expense, shifted the United States toward a more territorial tax system and imposed new taxes to combat erosion of the U.S. federal income tax base. Our financial statements since the enactment of the Tax Act reflect the effects of the Tax Act based on current guidance. However, there are uncertainties and ambiguities in the application and interpretation of certain provisions of the Tax Act, and as a result we made certain judgments and assumptions in the interpretation thereof. The U.S. Treasury Department and the U.S. Internal Revenue Service may issue further guidance on how the provisions of the Tax Act will be applied or otherwise administered that differs from our current interpretation. In addition, the Tax Act could be subject to potential amendments and technical corrections, any of which could materially lessen or increase certain adverse impacts of the legislation on us. As we further analyze the impact of the Tax Act and collect relevant information, we may make adjustments to the provisional amounts.

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

Other general factors and market conditions that could affect our stock price include changes in: (i) the market’s perception of our business; (ii) the businesses, earnings estimates or market perceptions of our competitors or customers; (iii) the outlook for the defense and homeland security industries; (iv) general market, economic or health conditions unrelated to our performance; (v) the legislative or regulatory environment; (vi) government defense spending or appropriations; (vii) military or defense activities worldwide; (viii) the level of national or international hostilities; and (ix) the general geo-political environment.

We have a major shareholder with significant influence over certain matters requiring shareholder approval. Federmann Enterprises Ltd. (FEL) owns approximately 44.3% of our ordinary shares, directly and indirectly. Therefore, subject to shareholder approval special majority requirements under the Companies Law and our Articles of Association, FEL may have significant influence over the outcome of certain matters requiring shareholder approval, including the election of directors who are not External Directors. Michael Federmann, who serves as the chair of our board of directors, is (through entities in his control) the controlling shareholder of FEL, and he is also the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of ordinary shares owned by FEL. See below - Item 6. Directors, Senior Management and Employees - Board Practices - Appointment of Directors and - External Directors and Item 10. Additional Information - Approval of Certain Transactions and - Provisions Relating to Major Shareholders.

We have risks related to our issuance of Series A Notes under an Israeli debt offering. We face various risks relating to our issuance of Series A Notes (the Notes). See Items 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Israeli Debt Offering. This includes the risk that we may not be able to maintain in the future the rating level assigned to the Notes.

We have risks related to the inherent limitations of internal control systems. We are subject to a range of requirements relating to internal controls over financial reporting, including those of the U.S. Sarbanes-Oxley Act of 2002. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud, which may not be detected. A control system, which is increasingly based on computerized processes, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. In addition, the benefit of each control must be considered relative to its cost, and the design of a control system must reflect such reasonable resource constraints. Implementation of changes or updates to our control systems may encounter unexpected difficulties. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts, by collusion of two or more persons or by management override of the controls. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with applicable policies or procedures may deteriorate. See Item 15. Controls and Procedures. Failure to maintain effective internal controls could adversely affect our financial results as well as lead to investigations or sanctions by regulatory authorities.

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

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms, other firms doing business with Israel as well as Israeli-owned companies operating in other countries. Also, over the past several years there have been calls in various countries and international organizations to reduce trade with Israel. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. See above “General Risks Related to Our Business and Market.” There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

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

Extended periods without a coalition government could adversely affect the Israeli defense budget. Over the last year Israel has undergone three elections and has been without a coalition government. This has negatively impacted the ability of the IMOD to adopt a new budget, enter into new programs and make timely payments to its suppliers, which in turn could adversely affect our operations in Israel and our financial results.

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

Israeli government programs and tax benefits may be terminated or reduced in the future. We participate in programs of the Israel Innovation Authority and the Israel Investment Center, for which we receive tax and other benefits as well as funding for the development of technologies and products. See Item 4. Information on the Company – Conditions in Israel – Israel Innovation Authority and Investment Center Funding. If we fail to comply with the conditions applicable to these programs, we may be required to pay additional taxes and penalties or make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available in the future at their current levels or at all.

Israeli law may delay, prevent or impact acquisition of our controlling interest. Israeli legislation regarding the domestic defense industry requires Israeli government approval of an acquisition of a 25% or more equity interest (or a smaller percentage that constitutes a “controlling interest”) in companies such as Elbit Systems. Such approval may be subject to additional conditions relating to transfers of ownership. This could limit the ability of a potential purchaser to acquire a significant interest in our shares Such restrictive conditions can also apply to Israeli defense companies we acquire, such as IMI. See Item 4. Information on the Company – Governmental Regulation – Approval of Israeli Defense Acquisitions. In addition, the Israel Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions could delay, prevent or impede an acquisition of us, even if such an acquisition would be considered beneficial by some of our shareholders.

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

Being a foreign private issuer exempts us from certain SEC requirements. As a foreign private issuer within the meaning of rules promulgated under the U.S. Securities and Exchange Act of 1934 (the Exchange Act), we are exempt from certain Exchange Act rules and requirements that apply to U.S. public companies, including: (i) the requirement to file with the SEC quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) rules regulating the solicitation of proxies in connection with shareholder meetings; (iii) Regulation FD prohibiting selective disclosures of material information; and (iv) rules requiring insiders to disclose stock ownership and trading activities and establishing liability for profits realized from “short-swing” trading transactions (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). Because of the foregoing, our shareholders may receive less information about our company and trading in our shares by our affiliates than would be provided to shareholders of a domestic U.S. company, and our shareholders may be afforded less protection under the U.S. federal securities laws than would be afforded to shareholders of a domestic U.S. company.

We may rely on certain Israel “home country” corporate governance practices which may not afford stockholders the same protection afforded to shareholders of U.S. companies. As a foreign private issuer Elbit Systems is permitted to follow, and in certain instances (as described below) has followed, home country corporate governance practices instead of certain practices otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. As described in Item 16G. Corporate Governance, in 2018 we informed NASDAQ that we have elected to follow certain procedures permitted under the Israeli Companies Law instead of the Nasdaq Listing Rules, which require a listed company to obtain shareholder approval for the establishment of an equity-based compensation plan. Under this “home country practice” exception provided in Nasdaq rules for foreign private issuers, we could in the future elect to follow home country practices in Israel with regard to a broad range of other corporate governance matters. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq, may provide less protection than is accorded to investors under the Listing Rules of the Nasdaq Stock Market applicable to domestic U.S. issuers. See Item 16G - Corporate Governance.

Many of our employees and some of our officers are obligated to perform military reserve duty in Israel. Generally, Israeli adult male and certain female citizens and permanent residents are obligated to perform annual military reserve duty up to a specified age. They also may be called to active military duty at any time under emergency circumstances. These military service obligations could have a disruptive impact on our workforce.

It may be difficult to enforce a non-Israeli judgment against us, our officers and directors. We are incorporated in Israel. Our executive officers and directors and our outside auditors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce against us or any of those persons in an Israeli court a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws. It may also be difficult to effect service of process on these persons in the United States. Also, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions filed in Israel. See below – Item 4. Information on the Company – Conditions in Israel – Enforcement of Judgments.

Item 4.    Information on the Company.

Business Overview

Major Activities

We are an international high technology company engaged in a wide range of programs throughout the world, primarily in the defense and homeland security arenas. We develop and supply a broad portfolio of airborne, land and naval systems and products for defense, homeland security and commercial applications. Our systems and products are installed on new platforms, and we also perform comprehensive platform modernization programs. In addition, we provide a range of support services.

Our major activities include:

•military aircraft and helicopter systems;
•commercial aviation systems and aerostructures;
•unmanned aircraft systems and unmanned surface vessels;
•electro-optic, night vision and and countermeasures systems;
•land vehicle systems;
•munitions;

•	command, control, communications, computer,intelligence, surveillance and reconnaissance (C4ISR) and cyber systems;

•	electronic warfare and signal intelligence systems; and
•other commercial activities.
Many of these major activities have a number of common and related elements. Therefore, certain of our subsidiaries, divisions or other operating units often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these major activities.

Principal Market Environment

There have been recent increased budgetary allocations in the defense and homeland security areas in the U.S. and certain European and Asia-Pacific countries, but reduced budgetary allocations in certain Latin American and other countries. The nature of military and homeland security actions in recent years, including low intensity conflicts and ongoing terrorist activities, tensions with countries such as Iran and North Korea, as well as budgetary pressures to focus on leaner but more technically advanced forces, has shifted defense and homeland security priorities for many of our major customers. As a result we believe there is an increasing demand for technological solutions that incorporate artificial intelligence, Big Data analytics and information assurance, as well as a continued demand in the areas of C4ISR systems, cyber-defense systems, network centric information systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems (UAS), unmanned surface vessels (USVs), remote controlled systems, precision munitions, vehicle survivability and protection systems, space and satellite based defense capabilities and homeland security solutions. Moreover, there is a continuing demand for cost effective logistic support and training and simulation services. We believe our synergistic approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in many of these areas.

We tailor and adapt our technologies, integration skills, market knowledge and operationally-proven systems to each customer’s requirements in both existing and new platforms. By upgrading existing platforms with advanced technologies, we provide customers with cost-effective solutions, and our customers are able to improve their technological and operational capabilities within limited budgets. Our experience in providing “systems of systems” enables us to provide overall solutions in a range of areas to meet our customers’ comprehensive defense, homeland security and safety needs.

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

Trading Symbols, Address and Website

Our shares are traded on the Nasdaq Global Select Market (Nasdaq), under the symbol “ESLT”, and on the Tel-Aviv Stock Exchange (TASE).

Our main offices are in the Advanced Technology Center, Haifa 3100401, Israel, and our main telephone number at that address is 972-77-2945315. Our principal offices in the United States are the headquarters of Elbit Systems of America, LLC at 4700 Marine Creek Parkway, Fort Worth, Texas 76179-6969, and the main telephone number at that address is 817-234-6799.

Our website home page is www.elbitsystems.com. We make our website content available for informational purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference in this annual report on Form 20-F.

Revenues

The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2017, 2018 and 2019:

	2017	2018	2019
	(U.S. dollars in millions)
Airborne systems	$1,272	$1,470	$1,617
C4ISR systems	1,145	1,130	1,162
Land systems	504	649	1,228
Electro-optic systems	341	334	374
Other (mainly non-defense engineering and production services)	116	101	127
Total	$3,378	$3,684	$4,508

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2017, 2018 and 2019:

	2017	2018	2019
	(U.S. dollars in millions)
Israel	22%	20%	24%
North America	25%	27%	28%
Europe	23%	20%	18%
Asia-Pacific	20%	21%	23%
Latin America	6%	5%	4%
Others	5%	7%	3%

Subsidiary Organizational Structure

Our beneficial ownership interest in our major subsidiaries is set forth in Exhibit 8 to this annual report. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

Below is a general description of our major subsidiaries, each of which is wholly-owned. We also have other smaller subsidiaries and investee companies in Israel, Europe, North America, South America and Asia-Pacific that conduct marketing, engineering, manufacturing, logistic support and other activities, principally in the subsidiary’s local market. Our subsidiaries generally operate across our major areas of activities often in collaboration with other subsidiaries.

Elbit Systems of America

Elbit Systems of America, LLC (Elbit Systems of America), a Delaware limited liability company, and its subsidiaries provide products and systems solutions focusing on U.S. military, homeland security, medical instrumentation and commercial aviation customers. Elbit Systems of America and its subsidiaries have operational facilities in Fort Worth, Texas, San Antonio, Texas, Merrimack, New Hampshire, Talladega, Alabama, Roanoke, Virginia and Boca Raton, Florida. The Roanoke, Virginia facility includes the activities of Elbit Systems of America - Night Vision, which was acquired by Elbit Systems of America in September 2019. See below "Mergers, Acquisitions and Divestitures". Elbit Systems of America also has a 50% interest in a joint venture with Collins Aerospace, a unit of United Technologies Corp., which is engaged in the area of helmet mounted display systems for fixed-wing military and para-military aircraft.

Elbit Systems of America acts as a contractor for U.S. Foreign Military Financing (FMF) and Foreign Military Sales (FMS) programs. See below “Governmental Regulations – Foreign Military Financing”. Each of Elbit Systems of America’s operational facilities has engineering and manufacturing capabilities. Elbit Systems of America’s manufacturing facilities in Alabama, Texas, New Hampshire and Virginia also have significant maintenance and repair capabilities. See below “Manufacturing” and “Customer Satisfaction and Quality Assurance”.

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

C4I and Cyber. Headquartered in Netanya, Israel, Elbit Systems C4I and Cyber Ltd. (C4I and Cyber) is engaged in the worldwide market for C4ISR systems, cyber intelligence solutions, homeland security solutions, data links and radio communication systems and equipment.

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

ELS. Headquartered in Ramat HaSharon, Israel, Elbit Systems Land Ltd. (ELS) is engaged in the design and manufacture of land-based systems and products for armored and other military vehicles, artillery and mortar systems. Following the acquisition of IMI Systems Ltd. (IMI) in November 2018, ELS also is engaged in the design and manufacture of a wide range of precision munitions for land, air and sea applications as well as armored vehicle survivability and protection systems for defense and homeland security applications.

Merger, Acquisitions and Divestitures

Part of our growth strategy includes our continued activity in mergers and acquisitions and joint ventures with respect to businesses, assets and complementary technologies both in Israel and internationally. The Company’s structure often enables us to benefit from the synergy of our overall capabilities while at the same time focus on local requirements.

During 2019, we continued to invest resources in these activities including investing in, and the acquisition of, companies and businesses in Israel and North America. See Item 18. Financial Statements - Notes 1C and 6. We continue to actively pursue acquisition and investment opportunities that meet our strategic goals and acquisition criteria in key markets.

In September 2019, Elbit Systems of America completed the acquisition of the night vision business of L3Harris Technologies (the Night Vision Business) for a purchase price of approximately $351.5 million. Located in Roanoke, Virginia, the Night Vision Business is engaged in the development, production and supply of night vision technology for the U.S. and allied military and security forces and for the U.S. federal homeland security market. Following the acquisition, the Night Vision Business operates as Elbit Night Vision. The acquisition of the Night Vision Business was pursuant to an asset purchase agreement containing customary provisions, including representations, warranties and indemnities, dated as of April 4, 2019, between L3Harris Technologies (as successor to Harris Corporation), Eagle Technology, LLC (a subsidiary of L3Harris), Elbit Systems of America and Elbit Systems Ltd.

We continue to evaluate our holdings and from time to time pursue divestiture of businesses that are not considered to be core to our strategy.

Current Business Operations

We generally operate and manage the major activities described below in an interrelated manner and on a project-oriented basis. This means that contracts are frequently performed by more than one operating subsidiary or division within the Company, on the basis of the multiple skills, technologies and available resources that may be needed or appropriate for the contract. Thus, the involvement of a particular operating subsidiary or division in the performance of a contract is not a function of management’s review of such subsidiary’s or division’s operating results for purposes of allocation of resources within the Company.

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

Our military fixed-wing aircraft and helicopter systems and products include a broad range of avionic systems, such as integrated flight deck systems, mission management computers, displays, digital maps and digital recorders. Our portfolio also includes airborne electro-optic systems such as head-up displays, airborne intelligence gathering systems, precision guidance systems, aircraft structural components, nano-satellites and a range of aircraft tactical, virtual, appended and embedded trainers and simulators.

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

Our portfolio of electro-optic systems and products includes forward looking infrared (FLIR) systems for night observation, laser range-finders and laser radars, stabilized payloads, electro-optic-based ISR systems, directional IR countermeasure (DIRCM) systems as well as multiple vision-enhancing solutions for military forces using image intensifier tubes and systems. We also supply panchromatic and multi-spectral cameras and telescopes for space applications. In the homeland security area our electro-optic products and systems include surveillance systems, safe city projects, facility perimeter security products, electronic fences, fiber optic intrusion detection systems and transportation protection systems. Our customers include armed forces of numerous governments, major defense contractors, homeland security agencies, critical infrastructure authorities and owners of VIP aircraft.

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

Munitions

Principally through IMI, we develop and manufacture a diverse range of advanced munitions for land, air and sea applications for defense and homeland security forces. Our munitions portfolio includes precision guided rockets, long-range precise air-to-ground missiles, high penetration bombs and an array of high performance ammunition solutions for artillery, tanks and mortars. We also manufacture a full range of small caliber ammunition for the defense, homeland security and law enforcement markets. In addition, we produce chaff and flame products to protect aircraft against the threat of air-to-air and anti-aircraft heat-seeking missiles. Customers for our munitions products include armed forces and homeland security agencies around the world.

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

EW and SIGINT Systems

Our portfolio in the EW and SIGINT areas includes protection, intelligence and communications solutions for air, ground and naval applications. We offer EW self-protection suites, including radio frequency, radar warning receivers and laser warning systems, for all airborne platform types. We also offer IR-based missile warning systems for advanced combat aircraft as well as for other fixed-wing and rotor platforms. In addition, we provide electronic support measures (ESM) solutions for threat identification. We also provide SIGINT systems for tactical and strategic intelligence gathering including ELINT and ECM for naval, ground and airborne applications, COMINT and communication jamming systems, counter improvised explosive devices jamming systems for ground forces and cyber protection capabilities. We also supply radar solutions. In addition, we produce counter-drone systems, and we develop command and control systems and simulators for anti-ballistic missiles. Customers for our EW, SIGINT and COMINT systems include governmental armed forces and homeland security agencies as well as major defense contractors.

Other Commercial Activities

We also engage in a range of technologies for commercial applications and activities. Our current commercial activities, in addition to the activities described under “Commercial Aviation Systems and Aerostructures” above, include, among others, commercial cyber protection products, medical diagnostic equipment, automotive night vision enhancement equipment, smart glasses for sports applications and super capacitor energy sources and fuel cells for transportation applications.

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel(1)	U.S.(2)	Other Countries(3)
Owned	2,771,000 square feet	1,050,000 square feet	1,078,000 square feet
Leased	6,559,000 square feet	784,000 square feet	568,000 square feet

(1)
Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel. IMI's facilities are located in several facilities throughout Israel, of which 568,289 square feet are owned and 4,245,961 square feet are leased.

(2)
Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, Florida, Alabama and Virginia. The facilities in Texas, New Hampshire, Alabama and Virginia are located on owned land totaling approximately 154 acres. 318,570 square feet of the leased facilities are sublet to a third party. In addition, there is a 942,344 square feet ground lease, of which 629,910 square feet are sublet to a third party. Universal Avionics Systems Corporation's (UASC) facilities are located in Arizona, Washington, Georgia and Kansas, of which 175,000 square feet are owned and 125,000 are leased.

(3)	Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America and Asia-Pacific.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $120 million. We believe that our current facilities are adequate for our operations as now conducted.

Governmental Regulation

Government Contracting Regulations. We operate under laws, regulations, administrative rules and other legal requirements governing defense and other government contracts, mainly in Israel and the United States. Some of these legal requirements carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. In addition, our participation in governmental procurement processes in Israel, the United States and other countries is subject to specific regulations governing the conduct of the process of procuring defense and homeland security contracts, including increasing requirements in the area of cyber production, information assurance and supply chain assurance.

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2019, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense and dual use products, as well as military technical data and technical services to Israel and other countries is subject to applicable approvals of the U.S. government under the U.S. International Traffic in Arms Regulations (ITAR) and the U.S. Export Administration Regulations (EAR). Such approvals are typically in the form of an export license, and for defense technology or services in the form of a technical assistance agreement (TAA). Other U.S. companies wishing to export defense products or military related services and technology to our Israeli and other non-U.S. entities are also required to obtain such export licenses and TAAs. Such approvals apply to U.S. origin data required by our non-U.S. entities to perform work for U.S. programs or to work with U.S. contractors in third countries. Licenses are also required for Israeli nationals assigned to work in defense-related technical areas at our U.S. affiliated companies. An application for an export license or a TAA requires disclosure of the intended sales of the product and the use of the technology. Pursuant to export control reform initiatives in the U.S., a greater part of Elbit Systems of America’s and our U.S. suppliers’ activities are becoming subject to control under the EAR, and some of UASC products are subject to export control under the EAR. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Other governments’ export regulations also affect our business from time to time, particularly with respect to end user restrictions of our suppliers’ governments.

Approval of Israeli Defense Acquisitions

The Israeli Defense Entities Law (Protection of Defense Interests), 5766 - 2006 (the Israeli Defense Entities Law) establishes conditions for the approval of an acquisition or transfer of control of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” is to occur through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Economy Minister. Although no such order for Elbit Systems has been issued to date, we believe that Elbit Systems and most of our Israeli subsidiaries will be designated as “defense entities” under such law and that the Israeli Government will issue such an order regarding our applicable Israeli companies. As a condition to our acquisition of IMI in November 2018, the Israel Government issued an order that requires Israeli Government approval in the event of a sale of a controlling interest in IMI. Under separate regulations, Elbit Systems and our major Israeli subsidiaries have been designated as “defense entities” by the Defense Minister with respect to Israeli law governing various other aspects of defense security arrangements.

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

Approval of U.S. and Other Defense Acquisitions. Many countries in addition to Israel also require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense related and other potentially sensitive businesses in the U.S. are subject to the Foreign Investment Risk Review Modernization Act of 2018 (FIRRMA). Under FIRRMA, our acquisitions of defense related and other potentially sensitive businesses in the U.S. require review, and in some cases approval, by the Committee on Foreign Investment in the United States (CFIUS). In February 2020. new implementing regulations for FIRRMA became effective.

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

Procurement Regulations. Solicitations for procurements by governmental purchasing agencies in Israel, the United States and other countries are governed by laws, regulations and procedures such as those relating to procurement integrity, including avoiding conflicts of interest and corruption, and meeting information assurance and cyber-security requirements. Such regulations also include provisions relating to the avoidance of human trafficking and counterfeit parts in the supply chain.

Anti-Bribery/Corruption Regulations. We conduct operations in a number of markets that are considered high risk from an anti-bribery/anti-corruption compliance perspective. Laws and regulations such as the Israel Penal Code, the Organization for Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and corresponding legislation in other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process. Israeli defense exporters, such as Elbit Systems, are required to maintain an anti-bribery/corruption compliance program.

Munitions Regulations. Sales of certain types of munitions produced by IMI are subject to various domestic laws and international conventions.

Data Privacy Regulations. Certain data relating to our employees, customers and supply chain that we receive and maintain is subject to data privacy regulations, including those of the European General Data Privacy Regulation.

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

Environmental, Health and Safety Regulations. We are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions in which we have operations. This includes regulations relating to air, water and ground contamination, hazardous waste disposal and other areas with a potential environmental, health or safety impact.

Buy-Back

As part of their standard contractual requirements for defense programs, several of our customers include “buy-back” or “offset” provisions. These provisions are typically obligations to make, or to facilitate third parties to make, various specified transactions in the customer’s country, such as procurement of defense and commercial products, investment in the local economy and transfer of know-how. For further information about buy-back obligations, see Item 5. Operating and Financial Review and Prospects – Off-Balance Sheet Transactions.

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

Advance Payment Guarantees. In some cases where we receive advances prior to incurring contract costs or making deliveries, the customer may require guarantees against advances paid. These guarantees are issued either by financial institutions or by us. We have received substantial advances from customers under some of our contracts. In certain circumstances, such as if a contract is canceled for default and there has been an advance or progress payment, we may be required to return payments to the customer as provided in the specific guarantee. As part of the guarantees we provide to receive progress payments or advance payments, some of our customers require us to transfer to them title in inventory acquired with such payments. See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank and Other Financial Institution Guarantees.

Performance Guarantees. A number of projects require us to provide performance guarantees in an amount equal to a percentage of the contract price. In certain cases we also provide guarantees related to the performance of buy-back obligations. Some of our contracts contain clauses that impose penalties or reduce the amount payable to us if there is a delay or failure in performing in accordance with the contract or the completion of a phase of work, including in some cases during the warranty period. These types of guarantees may remain in effect for a period of time after completion of deliveries under the contract. Such guarantees are customary in defense transactions, and we provide them in the normal course of our business. See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank and Other Financial Institution Guarantees.

Private Finance Initiatives (PFI). Some of our projects operate under PFI financing arrangements where we provide long-term financing arrangements or facilities, with the repayment generally made based on the project’s cash flow. PFI projects can be structured in several ways. PFI projects may require us to pledge project-related equity and enter into relatively complex financial and other agreements. Such financing is usually medium or long-term and may be raised either through banks or institutional lenders and carries various financial risks, covenants and exposures. In addition, PFI projects may require us to draw upon our equity base and borrowing capacities and may significantly affect our liquidity and increase our financial leverage. In recent years we have been involved in several PFI-type projects in Israel and Europe, as well as private-public-partnership financing projects, and we expect to continue to participate in such projects.

Intellectual Property

Patents, Trademarks and Trade Secrets. We own hundreds of living patent families including patents and applications registered or filed in Israel, the United States, the European Patent Office and other countries. We also hold dozens of living trademark families relating to specific products. A significant part of our intellectual property assets relates to unique applications of advanced software-based technologies. Some of these applications are protected by patents and others are considered as our trade secrets and proprietary information. We take a number of measures to safeguard our intellectual property against infringement as well as to avoid infringement of other parties’ intellectual property. For risks related to our intellectual property see Item 3. Key Information – Risk Factors – General Risks Related to Our Business and Market.

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under contracts for end use by the IMOD or the Israel Defense Forces. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. When the IMOD funds research and development, it usually acquires rights in the data developed under such funding. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

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

Our companies in Israel have collectively been awarded the Israel Defense Prize 26 times, recognizing extraordinary contributions to defense technological innovations.

Our customers, the Israel Innovation Authority in the Ministry of Economy and Industry (formerly Office of Chief Scientist) and other R&D granting authorities sometimes participate in our R&D funding for our Israeli-based companies. Some of our subsidiaries outside of Israel receive funding of certain of their R&D activities from their respective governments. We also invest our own funds in research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2017, 2018 and 2019.

	2017	2018	2019
	(U.S. dollars in millions)
Total Investment	$301.4	$317.7	$368.7
Less Participation*	(36.3)	(30.3)	(36.9)
Net Investment	$265.1	$287.4	$331.8

*	See above “Government Rights in Data” and see below – “Conditions in Israel – Israel Innovation Authority and Investment Center Funding.”

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

Environmental Compliance

As part of overall Company policy, we are committed to environmental, health and safety standards in all aspects of our operations. This includes all regulatory requirements as well as compliance with ISO-14001 and ISO-45001 standards. We also conduct a number of measures on an ongoing basis to promote environmentally friendly operational practices, including measures to reduce electrical, fuel and water consumption and to increase recycling. There are no material environmental issues that affect the Company’s use of our facilities. See also “Social Sustainability” below.

Seasonality

Although revenues may sometimes increase towards the end of a fiscal year, no material portion of the Company’s business is considered to be seasonal. The timing of revenue recognition is based on several factors. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.

Supply Chain

We conduct supply chain activities that consist of procurement, logistics and planning at most of our operational facilities. We use a “hybrid” operating model that combines global commodities categories management with divisional supply chain management. This model facilitates levering economies of scale, develops centers of excellence and reduces supply chain risks. We generally are not dependent on single sources of supply. We manage our inventory according to project requirements. In some projects, specific subcontractors are designated by the customer. Raw materials used by us are generally available from a range of suppliers internationally, and the prices of such materials are generally not subject to significant volatility. We monitor the on-time delivery and the quality of our contractors and encourage them to continuously improve their performance. We also require our suppliers to adhere to our Supplier Code of Conduct and to comply with a range of procurement compliance standards, including those relating to the avoidance of human trafficking, counterfeit parts and conflict minerals.

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

All Israeli operational sites are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100 (certified for revision D and compliant to AQAP requirements), AS9115 for software, ISO-14001, OHSAS 18001, FAA Part 145 and European Aviation Safety Agency (EASA) Part 145 for maintaining civil products and Part 21 G for production of civil products. Most of our operational sites in Israel are also certified for ISO-27001 (Information Security Management System) and for ISO-27032 and ISO-27035 for cyber security. Representatives of our customers generally test our products before acceptance. A number of our customers have authorized us to conduct acceptance testing of our products on their behalf.

Quality certifications applicable to defense products of Elbit Systems of America’s operating units include certifications for CMMI Level 3 of the SEI, ISO-9001, AS9100 (certified for revision D) and compliance with NATO AQAP requirements. In the area of commercial aviation Elbit Systems of America’s operating units hold EASA certification as well as a variety of FAA certifications including FAA Part 21 approval and FAA Part 145 approved repair stations. In the medical equipment area, Elbit Systems of America is certified for ISO-13485:2016, is registered with the FDA as a GMP manufacturer and is FDA compliant with Quality Systems Regulations 21 CFR Parts 820, 803 and 806.

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

We market our systems and products either as a prime contractor or as a subcontractor to various governments and companies worldwide. In Israel, we sell our military systems and products mainly to the IMOD. A number of marketing related support services are provided on a central shared services basis to various units in the Company. Marketing our systems, products and services in other parts of the world is supported by subsidiaries, joint ventures and representatives.

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

Competitors in the sale of some of our products to the government of Israel include Israel Aerospace Industries and Rafael Advanced Defense Systems among others. From time to time we also cooperate with some of our competitors on specific projects. Outside of Israel, we compete in a number of areas with major international defense and homeland security contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Boeing, Lockheed Martin, Northrop Grumman, Raytheon, General Dynamics, BAE Systems, Collins Aerospace, L-3 Communications, Thales, Airbus, Leonardo, Saab, Harris, Textron, FLIR Systems, Orbital ATK, AeroVironment, Rohde & Schwarz, Rheinmetall, Kongsberg, Safran, Hensoldt, CMC, CAE, Aselsan, Bharat Electronics, Cubic and Verint. Many of these competitors have greater financial, marketing and other resources than ours. We also compete in the worldwide defense and homeland security markets with numerous smaller companies. In addition, we compete with a range of companies in the commercial avionics and commercial cyber protection markets. In certain cases we also engage in strategic cooperative activities with some of our competitors.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customer during the last three years was the IMOD, which accounted for 19% in 2017, 13% in 2018 and 15% in 2019.

Ethics

We conduct our business activities and develop Company policies based on a firm commitment to ethical practices. In addition to our Code of Business Conduct and Ethics (Ethics Code) (see Item 16.B) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating a range of policies and procedures. This includes the anti-bribery/corruption area where we have a policy of zero tolerance for corruption. Our anti-bribery/corruption compliance program also includes a number of elements such as whistleblower and investigation processes, contractual requirements, due diligence, ongoing training, record keeping and enforcement. We also expect our supply chain to follow ethical practices. Our Ethics Code, Whistleblower and Investigations Procedure, Anti-Bribery and Corruption Compliance Policy, Procedure on Anti-Bribery and Corruption Due Diligence, Business Entertainment and Gifts Policy and Supplier Code of Conduct are published on our website www.elbitsystems.com. We are active in a number of international organizations relating to ethics and compliance.

Social Sustainability and Environmental, Social and Governance (ESG) Practices

We place importance on ESG practices, including sustainability and social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing responsible and ethical business practices. Our policy encourages the voluntary efforts of our Company entities and employees who donate their time and efforts in the support of members of our communities who are in need. In this regard, we give priority to initiatives that promote educational advancement in less developed communities, particularly in the technology sectors. We also promote numerous other community support activities, including involvement on a national level in major charitable organizations in Israel and the U.S. We place emphasis on best practices in corporate governance, ethical conduct (including anti-bribery/corruption compliance) and fair employment practices. We also pursue continuous improvement of our operations from an environmental, health and safety perspective and have a policy of combating human trafficking and avoiding the use of “conflict minerals” in our supply chain. These activities support our involvement as active members in leading sustainability and ethics organizations. We periodically publish a Sustainability Report, available on our website, detailing our activities in the areas of corporate responsibility, ethics, environmental, health and safety initiatives and community-related activities.

Conditions in Israel

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

Israel Innovation Authority and Investment Center Funding. The government of Israel, through the Israel Innovation Authority (IIA) in the Ministry of Economy (formerly the Office of the Chief Scientist) and the Israel Investment Center (the Investment Center), encourages research and development projects oriented towards export products and participates in the funding of such projects as well as company investments in manufacturing infrastructures. Our Israeli companies receive IIA funding through various channels such as transfer of knowledge from an academic institution for a product, bi-lateral product development and innovative product development. Our companies participating in such development of products usually pay the Israeli government a royalty at various rates and such funding is typically subject to a number of conditions. See Item 5. Operating and Financial Review and Prospects – Long-Term Arrangements and Commitments – Government Funding of Development. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates in the funding of the development effort. The Investment Center promotes Israeli export products and increased industrialization of peripheral areas through investment in industrial infrastructure. The Investment Center either provides grants for qualified projects or provides tax benefits for qualified industrial investments by Israeli companies.

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

Severance Pay. Under Israeli law, our Israeli companies are required to make severance payments to terminated Israeli employees, other than in some cases of termination for cause. The severance reserve is calculated based on the employee’s last salary and period of employment. A portion of the severance pay and pension obligation is covered by payment of premiums to insurance companies under approved plans and to pension funds. The deposits presented in the balance sheet include profits accumulated to the balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Israeli laws relating to severance pay. However, Elbit Systems and our Israeli subsidiaries have entered into agreements with some of our employees implementing Section 14 of the Severance Payment Law, which agreements relate to the treatment of severance pay. See Item 18. Financial Statements – Note 2R.

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2019, the payments to the National Insurance Institute were equal to approximately 19.6% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 61.2%, and the employer contributes approximately 38.8%.

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

We believe our most critical accounting policies relate to:

•Revenue Recognition,
•Business Combinations,
•Impairment of Long-Lived Assets and Goodwill,
•Useful Lives of Long-Lived Assets,
•Income Taxes,
•Stock-Based Compensation Expense and
•Post-employment Benefits Liabilities.
Revenue Recognition

We generate revenues primarily from fixed-price long-term contracts involving the design, development, manufacture and integration of defense systems and products. In addition, to a lesser extent, we provide non-defense systems and products as well as support and services for our systems and products.

Revenues from our contracts are principally recognized using the Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) 606. We assess contractual arrangements at inception according to the five-step model of ASC 606.

We recognize revenues for each of the identified performance obligations when our customer obtains control of the products or services. The assessment of when the customer obtains control involves significant judgments, including, inter-alia, whether there is an alternative use for a product, the contract terms, assessment of the enforceable rights for payments, and technical or contractual constraints. As a practical expedient we may occasionally account for group of performance obligations or contracts collectively, as opposed to individually by using the "portfolio approach" or the "series of distinct goods and services" method. Under the "portfolio approach" practical expedient, the Company may combine individual performance obligations, if the goods or services of the individual performance obligations have similar characteristics and the Company reasonably expects that the effect on the financial statements of applying this guidance would not defer materially from applying the guidance to the individual contracts or performance obligations within that portfolio. In addition, as a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of control is less than one year.

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

For these performance obligations that are satisfied over time, we generally recognize revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation.

Revenue for performance obligations that are not recognized over time are recognized at the point in time when control transfers to the customer (which is generally when the customer can direct the use of and obtain substantially all of the remaining benefits from the products, generally when the customer obtains control after delivery).

Service revenues include contracts primarily for the provision of supplies and services other than those associated with activities related to the design, development or manufacturing or delivery of products. It may be a standalone service contracts or a service performance obligation, which is distinct from the design, development or products delivery contract. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the contract is performed. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, “stand ready” type maintenance contracts, training and similar activities. Revenue from service contracts or performance obligations were less than 10% of total revenues in each of the fiscal years 2019, 2018 and 2017. For additional information see Item 18. Financial Statements - Note 2T.

In 2018, we adopted ASC 606 using the modified retrospective method effective as of January 1, 2018. Accordingly, for comparative periods prior to 2018, a majority of the Company's revenues was recognized under the contract method of accounting, and sales and profits were recorded on each contract using the percentage-of-completion method of accounting, primarily using units-of-delivery. Under the units-of-delivery method, revenue is recognized based upon the number of units delivered during a period, and the contract price and expenditures are recognized as cost allocable to the delivered units. For further description of our revenue recognition policy and its implications on the financial statements for the period ended December 31, 2019, see Item 18. Financial Statements - Note 2T.

Business Combinations

In accordance with ASC 805, “Business Combinations”, we allocate the purchase price (including estimated fair value of contingent consideration at the date of acquisition) of acquired businesses and companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research & development (IPR&D) and non-controlling interest, based on their estimated fair values. Determining such values requires management to make significant estimates and assumptions, especially with respect to intangible assets. See Item 18. Financial Statements - Note 2E for additional information.

We usually engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Determining the fair values of certain assets acquired and liabilities assumed requires judgment and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. Management makes estimates of fair value based upon market participants’ assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies, and although such estimates are deemed to be consistent with market participants’ highest and best use of the assets in the principal or most advantageous market, they are inherently uncertain. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method used is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. We also estimate the expected useful lives of the intangible assets, which requires judgment and can impact our results of operations. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable property, plant and equipment and intangible assets, are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant and Equipment Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. For the year ended December 31, 2017 no material impairment of long-lived assets was identified. During the year ended December 31, 2018, we recognized an impairment of approximately $5.5 million, and during the year ended December 31, 2019, no material impairment of long-lived assets was identified. See Item 18. Financial Statements - Notes IC(5) and 2P for additional information.

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

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. For each of the three years ended December 31, 2019, no material impairment of goodwill was identified. See Item 18. Financial Statements - Note 2Q for additional information.

In 2019 and 2018, we wrote off impairment of approximately $3.7 million and $17.5 million, respectively, as a result of revaluation of investments in affiliated companies. For the year ended December 31, 2017, no material impairment of other long-lived assets was identified. See Item 18. Financial Statements - Notes 2J and 6 for additional information.

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

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 “Income Taxes” guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2017, 2018 and 2019, certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Elbit Systems and certain of our Israeli subsidiaries are currently undergoing tax audits by the Israeli Tax Authority. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcomes will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made. See Item 18. Financial Statements - Notes 2W and 18.

Stock-Based Compensation Expense

We account for equity-based compensation in accordance with ASC 718 “Compensation - Stock Compensation” (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options, cash-based awards linked to the share price and our Phantom Bonus Retention Plan, based on estimated fair values. See Item 18. Financial Statements - Notes 2Z and 22.

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

The plan assets and benefit obligations are measured at the end of each year or more frequently, upon the occurrence of certain events such as a significant plan amendment, settlement or curtailment. The amounts we record are measured using actuarial valuations (based on independent actuarial advice) which are dependent upon key assumptions such as: discount rates, the expected long-term rate of return on plan assets (determined by considering the expected return available on assets underlying the current investment policy), participant longevity, employee turnover, inflation rates, future payroll increases and the health care cost trend rates for our retiree medical plans. The assumptions we make affect both the calculation of the benefit obligations as of the measurement date and the calculation of net periodic benefit cost in subsequent periods. When reassessing these assumptions, we consider past and current market conditions and make judgments about future market trends. We also consider factors such as the timing and amounts of expected contributions to the plans and benefit payments to plan participants. Any changes in these assumptions will impact (either increases or decreases) the carrying amount of our post-employment benefit obligations and plan assets. See Item 18. Financial Statements - Notes 2S and 17.

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

Recent Accounting Pronouncements

See Item 18. Financial Statements – Note 2AF.

Long-Term Arrangements and Commitments

Government Funding of Development. Elbit Systems and certain Israeli subsidiaries partially finance our research and development expenditures under programs sponsored by the Israel Innovation Authority (IIA) in the Ministry of Economy (formerly the Office of the Chief Scientist) for the support of research and development activities conducted in Israel. At the time the funds are received, successful development of the funded projects is not assured. In exchange for the funds, Elbit Systems and the subsidiaries pay 2% – 5% of total sales of the products developed under these programs. The obligation to pay these royalties is contingent on actual future sales of the products. Elbit Systems and some of our subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of some of the technologies developed with such respective entity’s funds. See Item 4. Information on the Company – Conditions in Israel – Israel Innovation Authority and Investment Center Funding and Item 18. Financial Statements - Note 2V.

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment, excluding imputed interest, as of December 31, 2019 were as follows: $71.8 million for 2020, $51.6 million for 2021, $40.8 million for 2022, $36.2 million for 2023, $33.8 million for 2024 and $260.9 million for 2025 and thereafter. See Item 18. Financial Statements – Note 9.

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. See below “Liquidity and Capital Resources – Financial Resources”. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. See Item 18. Financial Statements – Note 21E. As of December 31, 2018 and 2019, the Company met all financial covenants.

Bank and Other Financial Institution Guarantees. As of December 31, 2019 and 2018, guarantees in the aggregate amount of approximately $1,983 million and $1,895 million, respectively, were issued by banks and other financial institutions on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2019 and 2018, we had purchase commitments of approximately $2,248 million and $1,775 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2019

See Item 4. Information on the Company – Mergers, Acquisitions and Divestitures and see below "Acquisition of Night Vision Business".

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

Our backlog of orders as of December 31, 2019 was $10,029 million, of which 61% was for orders outside Israel. Our backlog of orders as of December 31, 2018 was $9,399 million, of which 61% was for orders outside Israel. Approximately 65% of our backlog as of December 31, 2019 is scheduled to be performed during 2020 and 2021. The majority of the 35% balance is scheduled to be performed in 2022 and 2023. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

Trends in the defense and homeland security areas in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world, increasing the focus of defense forces on low intensity conflicts, homeland security and cyber warfare. Such trends have been impacted by the conflicts in Syria, by terrorist organizations as well as by tensions with North Korea and Iran. There has also been a trend of many armed forces to focus more on airborne, naval and intelligence forces and less on traditional ground forces activities.

In the defense and homeland security markets, there is an increasing demand for products and systems that incorporate artificial intelligence, Big Data analytics and information assurance. There also is a continuing demand in the areas of airborne systems, C4ISR and unmanned vehicles. Accordingly, in recent years we have been placing more emphasis on airborne systems, C4ISR, information systems, intelligence gathering, situational awareness, precision guidance and munitions, all weather and day/night operations, border and perimeter security, UAS, other unmanned vehicles, cyber-defense, training and simulation, space and satellite-based defense capabilities and homeland security systems. Many governments are increasing their budgets in homeland security, including an increasing focus on protection of territorial waters and in the area of cyber-defense. Our customers are also increasing requirements to their supply chains in the area of cyber protection and information assurance. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends.

The continuing trend of consolidation in the defense and homeland security industries has affected competition. This consolidation has decreased the number but increased the relative size and resources of our competitors. There is also an increasing trend of many of our defense customers to require that part of the work be done by local companies in the customer's country. We adapt to evolving market conditions by adjusting our business strategy. Our business strategy also anticipates increased competition in the defense and homeland security markets due to declining budgets in certain countries such as a number of countries in Latin America. However, we believe there have been recent indications of enhanced defense and homeland security budgets in the U.S. and in certain European and Asia-Pacific countries. We believe in our ability to compete on the basis of our systems development, technological expertise, operationally-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time enhancing the industrial capabilities in certain of our customers’ countries.

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

Acquisition of Night Vision Business

On September 15, 2019, we completed the acquisition of the night vision business of L3Harris Technologies (the NIght Vision Business). The financial results of the Night Vision Business were included in our consolidated reports commencing the date of the acquisition. Following the completion of the acquisition we recorded in the fourth quarter of 2019 expenses of $55 million. The expenses were recorded in Cost of Revenues and included mainly inventory write-offs. Those expenses were eliminated in the non-GAAP results due to their non-recurring nature. See Item 4. Information on the Company - Mergers, Acquisitions and Divestitures and Item 18. Financial Statements - Note 1C(1).

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2019 (*).

	Year ended December 31,
	(in thousands of U.S. dollars except per share data)
	2019		2018		2017
	$	%	$	%	$	%
Total revenues	$4,508,400	100.0	$3,683,684	100.0	$3,377,825	100.0
Cost of revenues	3,371,933	74.8	2,707,505	73.5	2,374,775	70.3
Gross profit	1,136,467	25.2	976,179	26.5	1,003,050	29.7
Research and development (R&D) expenses	368,652	8.2	317,690	8.6	301,382	8.9
Less – participation	(36,895)	(0.8)	(30,338)	(0.8)	(36,322)	(1.1)
R&D expenses, net	331,757	7.4	287,352	7.8	265,060	7.8
Marketing and selling expenses	301,400	6.7	281,014	7.6	280,246	8.3
General and administrative expenses	214,749	4.8	160,348	4.4	133,314	3.9
Other operating income, net	(33,049)	(0.7)	(45,367)	(1.2)	—	—
	814,857	18.1	683,347	18.6	678,620	20.1
Operating income	321,610	7.1	292,832	7.9	324,430	9.6
Financial expenses, net	(69,072)	(1.5)	(44,061)	(1.2)	(34,502)	(1.0)
Other expenses, net	(6,243)	(0.1)	(11,449)	(0.3)	(5,082)	(0.2)
Income before taxes on income	246,295	5.5	237,322	6.4	284,846	8.4
Taxes on income	(19,414)	(0.4)	(26,445)	(0.7)	(55,585)	(1.6)
	226,881	5.0	210,877	5.7	229,261	6.8
Equity in net earnings of affiliated companies and partnerships	1,774	—	(2,222)	(0.1)	11,361	0.3
Net income	$228,655	7.4	$208,655	6.6	$240,622	7.1
Less – net income attributable to non-controlling interests	(798)	—	(1,917)	(0.1)	(1,513)	—
Net income attributable to the Company’s shareholders	$227,857	5.1	$206,738	5.6	$239,109	7.1

Diluted net earnings per share:	$5.20		$4.83		$5.59

(*)
In 2018 we adopted the new revenue recognition accounting standard ASC 606, using the modified retrospective approach. The financial results of 2018 and 2019 are in compliance with ASC 606. Financial results for the year 2017 is presented in conformity with amounts previously disclosed under the prior revenue recognition standard, ASC 605. See above "Revenue Recognition" and Item 18. Financial Statements - Note 2T.

2019 Compared to 2018

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended December 31,
	2019		2018
	$ millions	%	$ millions	%
Airborne systems	1,617.2	35.9	1,470.1	39.9
C4ISR systems	1,161.5	25.8	1,130.1	30.7
Land systems	1,228.3	27.2	649.1	17.6
Electro-optic systems	374.4	8.3	333.9	9.1
Other (mainly non-defense engineering and production services)	127.0	2.8	100.5	2.7
Total	4,508.4	100.0	3,683.7	100.0

Our consolidated revenues in 2019 were $4,508.4 million, as compared to $3,683.7 million in 2018.

The leading contributors to our revenues were the airborne systems and land systems areas of operation. The increase in revenues in the airborne systems area of operation was primarily due to increased sales of commercial avionics equipment in the U.S. of a subsidiary that was acquired in the second quarter of 2018. Additionally, there was an increase of sales in the U.S. of military avionic equipment for airborne platforms. Revenues from land systems increased primarily due to an increase in sales of land electronic warfare systems and armored vehicle systems in Europe and the revenues of IMI, which was acquired in November 2018.

The following table sets forth our distribution of revenues by geographical regions:

	Year ended December 31,
	2019		2018
	$ millions	%	$ millions	%
Israel	1,064.8	23.6	740.2	20.1
North America	1,260.5	28.0	979.2	26.6
Europe	853.7	18.9	737.1	20.0
Asia-Pacific	1,029.6	22.8	791.8	21.5
Latin America	158.1	3.5	192.4	5.2
Other	141.8	3.2	243.0	6.6
Total	4,508.5	100.0	3,683.7	100.0

The increase in North America was mainly a result of higher sales of airborne systems and revenues of commercial avionics and programs for military airborne platforms. The increase in Israel was mainly a result of revenues of IMI. The increase in Asia-Pacific was mainly a result of higher sales of remote weapon systems, radios and artillery systems.

Cost of Revenues and Gross Profit

Cost of revenues in 2019 was $3,371.9 million (74.8% of revenues), as compared to $2,707.5 million (73.5% of revenues) in 2018.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses. The amounts and percentage of those components in 2019 and 2018 were as follows:

Wages and related benefits costs in 2019 constituted 38% of cost of revenues, as compared to 40% of cost of revenues in 2018. The total cost of wages and related benefits in 2019 was approximately $1,302 million, as compared to $1,110 million in 2018. The increase in wages and related benefit costs was mainly a result of exchange rate changes during 2019 in the value of the NIS relative to the U.S. dollar as a result of hedging transactions that we had in 2018 with respect to lower exchange rates, as well as the increased workforce as a result of the addition of employees in subsidiaries acquired in 2018 and 2019.

Subcontractors and material consumed costs in 2019 constituted 50% of cost of revenues, as compared to 47% in 2018. The total amount of subcontractors and material consumed costs in 2019 was approximately $1,711.3 million, as compared to approximately $1,299.3 million in 2018. The increase in subcontractors and material consumed was mainly a result of the increase in revenues, as well as the cost of subcontractors and materials in subsidiaries acquired in 2018 and 2019.

Manufacturing and other expenses in 2019 constituted 8% of cost of revenues, as compared to 10% in 2018. The total cost of manufacturing and other expenses in 2019 was approximately $267 million, as compared to approximately $263 million in 2018.

In 2019, our cost of revenues included a decrease in inventories of approximately $2 million in work-in-progress and finished goods inventories, as compared to an increase of approximately $30 million in work-in-progress and finished goods inventories in 2018.

Changes from 2018 to 2019 in our cost of revenues and cost of revenues components (except the expenses related to the acquisitions in the amount of $55.0 million and $66.6 million in 2019 and 2018, respectively), were not material. We did not identify any developing trends in cost of revenues that we believe are likely to have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs.

Gross profit for the year ended December 31, 2019 was $1,136.5 million (25.2% of revenues), as compared to $976.2 million (26.5% of revenues) in the year ended December 31, 2018. The decline in 2019 gross profit relating to 2018 was due to a less favorable sales mix and a lower gross profit in IMI.

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2019 totaled $368.7 million (8.2% of revenues), as compared to $317.7 million (8.6% of revenues) in 2018.

Net R&D expenses (after deduction of third party participation) in 2019 totaled $331.8 million (7.4% of revenues), as compared to $287.4 million (7.8% of revenues) in 2018.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2019 were $301.4 million (6.7% of revenues), as compared to $281.0 million (7.6% of revenues) in 2018.

General and Administration (G&A) Expenses

G&A expenses in 2019 were $214.7 million (4.8% of revenues), as compared to $160.3 million (4.4% of revenues) in 2018. The higher level of general and administration expenses in 2019 was mainly a result of consolidation of expenses in subsidiaries that were acquired in 2018 and 2019, which was partly offset by income related to settlement of litigation in the U.S.

Other Operating Income (Net)

Other operating income, net for the year ended December 31, 2019 amounted to $33.0 million, as compared to $45.4 million in 2018. The amount in 2018 reflects net gains related to the valuation of shares in two of our Israeli subsidiaries in the commercial cyber and medical instrumentation areas due to third party investments. The amount in 2019 reflects mainly a capital gain related to sale and lease back of buildings by a subsidiary in Israel.

Operating Income

Our operating income in 2019 was $321.6 million (7.1% of revenues), as compared to $292.8 million (7.9% of revenues) in 2018. The lower level of operating income in 2019 was mainly due to the decrease in the gross profit as well as the increase in G&A expenses related to subsidiaries acquired during 2018 and 2019.

Financial Expense (Net)

Net financing expenses in 2019 were $69.1 million, as compared to $44.1 million in 2018. Financial expenses, net in 2019 included exchange rate differences of approximately $23.1 million related to the recognition of lease liabilities denominated in foreign currencies (mainly in New Israeli Shekels) as a result of the adoption of ASC 842, Leases, effective January 1, 2019.

Other Expenses (Net)

Other Expenses, net were $6.2 million in 2019 , as compared to $11.4 million in 2018. Other expenses in 2018 included impairment of investments in two of our affiliated Israeli companies. Other expenses in 2019 were mainly due to the non-service cost components of pension plans, in accordance with ASU 2017-07.

Taxes on Income

Our effective tax rate represents a weighted average of the tax rates to which our various entities are subject.

Taxes on income in 2019 were $19.4 million (effective tax rate of 7.9%), as compared to $26.4 million (effective tax rate of 11.1%) in 2018. The effective tax rates in 2019 and 2018 were also affected by prior years adjustments of $20.7 million and $2.6 million, respectively. The adjustments were mainly related to tax settlements. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income and other income that is not part of taxable income mainly related to non-cash items such as impairment of assets. We continued to enjoy a lower effective Israeli tax rate, the benefits of an “Approved and Privileged Enterprise” and other tax benefits, which resulted in savings of $22.1 million and $17.1 million, respectively, in 2019 and 2018, significantly influencing our effective tax rates.

Company’s Share in Earnings (Losses) of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2019, we had income of $1.8 million (0.1% of revenues) from our share in earnings of affiliates, as compared to loss of $2.2 million (0.1% of revenues) in 2018. The loss in 2018 was mainly a result of a $9.7 million re-valuation of the fair value of an investment in an affiliated company.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests in 2019 was $0.8 million, as compared to $1.9 million in 2018.
Net Income and Earning Per Share (EPS)

As a result of the above, net income in 2019 was $227.9 million (5.1% of revenues), as compared to net income of $206.7 million (5.6% of revenues) in 2018. The diluted EPS was $5.20 in 2019, as compared to $4.83 in 2018.

The numbers of shares used for computation of diluted EPS in the years ended December 31, 2019 and 2018 were 43,848,000 and 42,789,000 shares, respectively.

2018 Compared to 2017

A discussion of our results of operations for 2018 compared to 2017 may be found on pages 38 - 41 of our annual report on Form 20-F filed March 19, 2019 on the EDGAR database of the U.S. Securities and Exchange Commission.

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

We account for the outstanding principal amount of our Series A Notes as long-term liability, in accordance with ASC 470, “Debt”, with current maturities classified as short-term liabilities. Debt issuance costs are capitalized and reported as deferred financing costs, which are amortized over the life of the Series A Notes using the effective interest rate method. As of December 31, 2019, the value of the Series A Notes was $60.8 million, and all of it was included in current maturities.

The Series A Notes are payable in ten equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bear a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years through 2020 (the first interest payment was made on December 30, 2010, and the last interest payment will be made on June 30, 2020). See Item 18. Financial Statements – Note 16.

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

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes that were issued in 2010 and the additional Series A Notes that were issued in 2012. Under the cross currency interest rate swaps, we receive fixed NIS at a rate of 4.84% on NIS 2 billion and pay floating six-month USD LIBOR plus an average spread of 1.84% on $524 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these swap transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (6 months) floating rate obligations. As a result of these agreements, we are currently paying an effective interest rate of six-month LIBOR (1.92% at December 31, 2019) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting. See also Item 11. Quantitative and Qualitative Disclosures about Market Risk.

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

2019

Our net cash flow used for operating activities in 2019 was approximately $53 million, resulting mainly from an increase in short and long-term trade receivables of approximately $268 million, an increase in inventories of approximately $56 million and a decrease of approximately $175 million in advances received from customers, offset by an increase in non-cash operating items of $101 million and an increase in trade and other payables of approximately $116 million.

Net cash flow used in investing activities in 2019 was approximately $107 million, which was used mainly for the purchase of property, plant and equipment in the amount of $138 million, acquisition of subsidiaries and business operations in the amount of $357 million and investments in affiliated companies in the amount of $9 million, offset by proceeds from premises evacuation grants of $345 million, proceeds from the sale of fixed assets of $37 million and proceeds from the net sale of short-term deposits in the amount of $15 million.

Net cash flow provided by financing activities in 2019 was approximately $173 million, which was provided mainly by proceeds from new long-term loans of approximately $350 million and issuance of shares in the amount of $185 million, offset by repayment of Series A Notes in the amount of $56 million, repayment of long-term loans in the amount of $243 million and payment of dividends in the amount of $63 million.

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

Net cash flow used in investing activities in 2018 was approximately $593 million, which was used mainly for the purchase of property, plant and equipment in the amount of $102 million, acquisition of subsidiaries in the amount of $504 million and investments in affiliated companies in the amount of $8 million, offset by proceeds from the sale of fixed assets of $4 million and proceeds from the net sale of short-term deposits and marketable securities in the amount of $20 million.

Net cash flow used for financing activities in 2018 was approximately $454 million, which was used mainly for repayment of Series A Notes in the amount of $56 million and payment of dividends in the amount of $75 million. Proceeds from new short and long-term loans were approximately $585 million.

Financial Resources

The financial resources available to us include profits, collection of accounts receivable, advances from customers and the government of Israel and other third parties’ programs such as the Israel Innovation Authority and development grants. In addition, we have access to bank credit lines and financing in Israel and abroad based on our capital, assets and activities.

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2019 and 2018, the Company met all financial covenants.

On December 31, 2019, we had total borrowings from banks and public institutions in the amount of $786.4 million in short and long-term loans. On December 31, 2019, we also had $1,983 million in guarantees issued on our behalf by banks and other financial institutions, mainly in respect of advance payment and performance guarantees provided in the regular course of business. In addition, at December 31, 2019, we had $61 million in outstanding debt under our Series A Notes, all of which will mature in 2020. On December 31, 2019, we had a cash balance amounting to $221 million. We believe that we also have the ability to raise funds on the capital market and through expansion of our credit lines. See above “Israeli Debt Offering”.

As of December 31, 2019, we had working capital of $499 million and a current ratio of 1.16. We believe that our working capital and cash flow from operations are sufficient to support our current requirements and financial covenants.

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

Pensions and Other Post-Retirement Benefits. We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. For our pension and other post-retirement benefit assumptions at December 31, 2019 and 2018, see Item 18. Financial Statements – Note 17. At December 31, 2019, our employee benefit liabilities were $837 million, of which we had severance funds of $287 million set aside to satisfy potential obligations.

Material Commitments for Capital Expenditures.We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2019 and the subsequent fiscal year (see above “Financial Resources”). Our anticipated capital expenditures (which include mainly the purchase of equipment, buildings and an enhancement to our Enterprise Resource Planning (ERP) system) as of December 31, 2019 are somewhat higher than those as of December 31, 2018, due to an anticipated increase in expenditures for buildings, ERP enhancements and certain other expenses. We plan to pay for such anticipated capital expenditures using cash from operations. See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.

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

On December 31, 2019, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments earn interest based on variable interest rates, and their value as of December 31, 2019 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

NIS/U.S. Dollar Exchange Rates. We attempt to manage our financial activities in order to reduce material financial losses in U.S. dollars resulting from the impact of inflation and exchange rate fluctuations on our non-U.S. dollar assets and liabilities. Our income and expenses in Israeli currency are translated into U.S. dollars at the prevailing exchange rates as of the date of the transaction. Consequently, we are affected by changes in the NIS/U.S. dollar exchange rates. We entered into other derivative instruments to limit our exposure to exchange rate fluctuations, related mainly to payroll expenses incurred in NIS. See Item 11. Quantitative and Qualitative Disclosure of Market Risks. The amount of our exposure to the changes in the NIS/U.S. dollar exchange rate may vary from time to time. See Item 3. Key Information – Risk Factors – Risks Relating to Our Israeli Operations.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2017, the inflation rate was approximately a positive 0.4%, and the NIS strengthened against the U.S. dollar by approximately 9.8%. In 2018, the inflation rate was approximately a positive 0.8% and the NIS depreciated against the U.S. dollar by approximately 8.1%. In 2019, the inflation rate was approximately a positive 0.6%, and the NIS strengthened against the U.S. dollar by approximately 7.8%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

A significant part of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2019 by forward contracts. On December 31, 2019, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies totaling approximately $558 million ($412 million in Euros, $48 million in GBP and the balance of $99 million in other currencies).

As of December 31, 2019, an unrealized net loss of approximately $7 million was included in accumulated other comprehensive income. As of December 31, 2019, all of the forward contracts are expected to mature during the years 2020 – 2024.

Regarding the measures taken to reduce the foreign currency exchange rate impact on our Series A Notes see above “Liquidity and Capital Resources – Israeli Debt Offering.”

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2019 and is presented in millions of U.S. dollar equivalent terms:

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Buy US$ and Sell:
Euro	330.4	18.9
GBP	38.7	(1.0)
Other various currencies	63.0	1.9

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Sell US$ and Buy:
Euro	81.2	(3.7)
GBP	9.3	0.2
Other various currencies	35.7	(0.7)

*	Notional amount information is based on the foreign exchange rate at year end.

Contractual Obligations

	Up to 1 year	2-3 years	4-5 years	More than 5 years
	(U.S. dollars in millions)
1. Long-Term Debt Obligations(1)	138	203	237	—
2. Series A Notes(1)	56	—	—	—
3. Interest payment(2)	19	23	15	—
4. Operating Lease Obligations(3)	72	93	36	295
5. Purchase Obligations(3)	1,700	389	63	95
6. Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under U.S. GAAP(4)	—	—	—	—
7. Other Long-Term Liabilities(5)	—	—	—	—
Total	1,985	708	351	390

(1)	The above includes derivative instruments defined as hedge accounting - see Item 18. Financial Statements - Note 2Y.

(2)
All our long-term debt borrowings and Series A Notes bear interest at variable rates, which are indexed to LIBOR (plus a fixed spread). For long-term fixed rate borrowings (mainly Series A Notes) we use variable interest rate swaps, effectively converting our long-term fixed rate borrowings to long-term variable rate borrowings indexed to LIBOR. See also Item 18. Financial Statements - Notes 15 and 16. To estimate the scheduled interest payments related to Series A Notes, we applied the future expected interest rates that were used for calculating the fair value of our interest rate swap at the balance sheet date. To estimate the scheduled interest payments related to our other long-term debt obligations we used the LIBOR (plus a fixed spread) interest rates that were effective at the balance sheet date. The majority of our long-term debt obligations are scheduled to be repaid within a period of two - three years.

(3)
For further description of the Operating Lease Obligations see Item 18. Financial Statements – Note 9. For further description of the Purchase Obligations see above “Long-Term Arrangements and Commitments – Purchase Commitments” and see Item 18. Financial Statements – Note 21F.

(4)
The obligation amount does not include an amount of $846 million of pension and employee termination liabilities. See Item 18. Financial Statements – Notes 2R and 17. The obligation amount also does not include an amount of $53 million of tax reserve related to uncertain tax positions. See Item 18. Financial Statements – Note 18.

(5)	See below “Off-Balance Sheet Transactions”.

Off-Balance Sheet Transactions

Buy-Back

In connection with projects in certain countries, Elbit Systems and some of our subsidiaries have entered and may enter in the future into “buy-back” or “offset” or industrial participation agreements, required by a number of our customers as a condition to our obtaining orders for our products and services. These agreements are customary in our industry and are designed to facilitate economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country.

These commitments may be satisfied by our placement of direct work or vendor orders for supplies and/or services, transfer of technology, investments or other forms of assistance in the applicable country. We attempt to leverage economies of scale by managing our buy-back activities from an overall corporate perspective. The buy-back rules and regulations, as well as the underlying contracts, may differ from one country to another. The ability to fulfill the buy-back obligations may depend, among other things, on the availability of local suppliers with sufficient capability to meet our requirements and which are competitive in cost, quality and schedule. In certain cases, our commitments may also be satisfied through transactions conducted by other parties, including but not limited to our suppliers, or through “swap” transaction among various countries’ buy-back authorities.

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

Should we be unable to meet such obligations we may be subject to contractual penalties, our guarantees may be drawn upon and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. See Item 3. Risk Factors – General Risks Related to Our Business and Market.

At December 31, 2019, we had outstanding buy-back obligations totaling approximately $1.35 billion that extend through 2028.

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

The non-GAAP financial data below includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, including significant exchange rate differences, significant effects of retroactive tax legislation, changes in accounting guidance and other items and financial transactions not considered to be part of regular ongoing business, which, in management’s judgment, are items that are considered to be outside the review of core operating results. In our non-GAAP presentation, we made certain adjustments as indicated in the table below.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Years Ended December 31,
	2019	2018	2017

GAAP gross profit	1,136.5	976.2	1003.1
Adjustments:
Amortization of purchased intangible assets	22.0	19.1	22.2
Expenses related to acquisitions	55.0	66.6	—
Non-GAAP gross profit	1,213.5	1,061.9	1,025.3
Percent of revenues	26.9%	28.8%	30.4%

GAAP operating income	321.6	292.8	324.4
Adjustments:
Amortization of purchased intangible assets	36.1	26.5	28.6
Expenses related to acquisitions	55.0	66.8	—
Gain from change in holdings	(1.2)	(45.4)	—
Capital gain	(31.8)	—	—
Non-GAAP operating income	379.7	340.7	353.0
Percent of revenues	8.4%	9.2%	10.5%

GAAP net income attributable to Elbit Systems’ shareholders	227.9	206.7	239.1
Adjustments:
Amortization of purchased intangible assets	36.1	26.5	28.6
Expenses related to acquisitions	55.0	66.8	—
Gain from changes in holdings	(1.2)	(45.4)
Capital gain	(31.8)	—	—
Revaluation of investment measured under fair value option	(8.3)	—	—
Impairment of investments	3.7	17.6	—
Non-operating foreign exchange loss	24.6	3.4	—
Tax effect and other tax items*	(8.2)	(8.1)	6.2
Non-GAAP net income attributable to Elbit Systems’ shareholders	297.8	267.5	273.9
Percent of revenues	6.6%	7.3%	8.1%

GAAP diluted net EPS	5.20	4.83	5.54
Adjustments, net	1.59	1.42	0.87
Non-GAAP diluted net EPS	6.79	6.25	6.41

*	Tax effect in 2017 included $10.9 million related to the tax reform in the U.S.

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors (Board)

Our directors as of March 18, 2020 are as follows:

Name	Age	Director Since
Michael Federmann (Chair)	76	2000
Rina Baum	74	2001
Yoram Ben-Zeev	75	2014
David Federmann (Vice Chair)	45	2007
Dr. Yehoshua Gleitman (External Director)	70	2010
Moshe Kaplinsky (External Director)	63	2020
Dov Ninveh	72	2000*
Professor Ehood (Udi) Nisan	52	2016
Bilha (Billy) Shapira (External Director)	67	2019
Professor Yuli Tamir	66	2015
__________________
* was not a member of the Board from April to October 2013

The term of office of each director, other than the External Directors, expires at the conclusion of the annual general shareholders meeting to be held during 2020. The term of office for Yehoshua Gleitman as an External Director expires on March 31, 2020, the first three-year term of office for Bilha (Billy) Shapira as an External Director expires in November 2022 and the first three-year term of office for Moshe Kaplinsky as an External Director expires in March 2023.

Michael Federmann. Michael Federmann has served as chair of the Board since 2000. Since 2002 he has served as chair and CEO of Federmann Enterprises Ltd. (FEL), a privately-owned Israeli company in which Mr. Federmann has held managerial positions since 1969. FEL, directly and through subsidiaries, holds a diversified portfolio of investments, including ownership of approximately 44.3% of the Company’s outstanding shares. FEL also has ownership interests in Dan Hotels Ltd. (Dan Hotels), an Israeli hotel chain, in Freiberger Compound Materials GmbH (Freiberger), a German company engaged in the supply of materials for the semi-conductor industry, as well as in several financial, real estate and venture capital investments. Mr. Federmann also serves as chair of the board of directors of Dan Hotels. He serves as the president of the Germany - Israel Chamber of Industry and Commerce, was awarded the Order of Merit of the Federal Republic of Germany and is an Honorary Commander of the Order of the British Empire (CBE). Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University of Jerusalem (the Hebrew University), which has also awarded him an honorary doctorate in philosophy.

Rina Baum. Rina Baum is vice president for investments of FEL and since 1986 has served as a director and as general manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels and Etanit Building Products Ltd. (Etanit), and holds other managerial positions with investee companies of FEL. Mrs. Baum holds a law degree (LL.B) from the Hebrew University.

Yoram Ben-Zeev. Yoram Ben-Zeev serves as an External Director of Kardan Real Estate Ltd., as well as on the boards of several non-profit organizations in Israel. He served as Israel’s ambassador to the Federal Republic of Germany from 2007 until 2012. Prior to that, he served for 26 years in various senior positions in the Israel Ministry of Foreign Affairs (MFA), including as deputy general director, head of the North America Division and senior member of the directorate. Among other positions held during his service in the MFA, Mr. Ben-Zeev served as Israel’s Consul General to the West Coast in the United States, political advisor to the president of the State of Israel, special coordinator to the Middle East peace process, advisor to prime minister Ehud Barak for the Camp David Peace Conference, chair of the MFA’s Steering Committee - Foreign Service Strategic and Functional Planning and of the Israel-Canada Annual Strategic Forum and member of the MFA’s Nomination Committee. Mr. Ben-Zeev has been the recipient of special awards for his diplomatic service from both the U.S. House of Representatives and the president of the Federal Republic of Germany. Mr. Ben-Zeev holds a bachelor’s degree in middle eastern studies, political science and international relations from the Hebrew University and a master’s degree in middle eastern studies from Tel-Aviv University. Mr. Ben Zeev serves as the chair of the Corporate Governance and Nominating Committee of the Board and as a member of the Audit Committee, the Financial Statements Review Committee and the Compensation Committee of the Board.

David Federmann. David Federmann has served as vice chair of the Board since 2015. He has served in various management capacities in FEL since 2000. He currently serves as chair of the board of Freiberger and as a member of the boards of directors of Dan Hotels, BGN Technologies Ltd. (the technology transfer company of Ben-Gurion University), and several other private companies. David Federmann is the son of Michael Federmann, chair of the Board. Mr. Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Dr. Yehoshua Gleitman (External Director). Dr. Yehoshua (Shuki) Gleitman has served since 2001 as the managing partner of Platinum VC, a venture capital firm. He currently serves as chair of the board of directors of Capital Point Ltd., of GLK Investment and Management Company Ltd., and of GIBF - Guangzhou Israel Bio Tech Fund and of Teuza - A Fairchild Technology Venture Ltd., and is a member of the board of G Medical Innovations Holdings Ltd., a company incorporated in the Cayman Islands. In 2019, Dr. Gleitman became a member of the board of trustees of the Hebrew University. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chair of the U.S.-Israel Industrial R&D Foundation, joint chair of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s (Elop) marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel. Dr. Gleitman holds bachelor of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman serves as the chair of the Audit Committee and the Financial Statements Review Committee of the Board and as a member of the Compensation Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Moshe Kaplinsky (External Director). Moshe Kaplinsky served as the CEO of Nesher Israel Cement Enterprises Ltd. (Nesher), Israel's leading cement producer, and of Mashav Initiating and Development Ltd. (Mashav), a company operating in the areas of infrastructure, imports and energy, from 2013 to January 2020. During such time, Mr. Kaplinski served as a director in various companies related to Nesher and Mashav. From 2007 to 2012, Mr. Kaplinsky served as CEO of Better Place Israel, a venture-backed company that aimed to reduce global dependency on oil through the creation of a market-based transportation infrastructure supporting electric vehicles. In 2007, he completed 31 years of service in the Israel Defense Forces (IDF), retiring with the rank of major general. From 2005 to 2007, he served as Deputy Chief of the General Staff of the IDF. Before that, he served in a number of command positions including as military secretary to the Prime Minister and as commander of the IDF’s Central Command. Mr. Kaplinsky holds a bachelor’s degree in economics and business administration from Bar Ilan University and a master’s degree in executive business administration from Tel Aviv University. Mr. Kaplinsky serves as a member of the Audit Committee, the Financial Statements Review Committee, the Compensation Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

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

Professor Ehood (Udi) Nisan. Prof. Ehood (Udi) Nisan is a professor in the School of Public Policy and Government of the Hebrew University. He is an External Director of Harel Insurance Finance Services Ltd. and Rekah Pharmaceutical Industry Ltd., and a member of the board of Bezalel Academy of Art and chair of its finance committee. From 2013 to 2016, he was the chair of the board of directors of Delek, The Israel Fuel Corporation Ltd. From 2009 to 2011, Prof. Nisan was the director of the budgets department of the Israeli Ministry of Finance, and from 2007 to 2009, he served as the director of the Government Companies Authority. Prior to that he served in various executive positions in the Israeli Ministry of Finance and served as a member and chair of several government and public committees, including from 1999 until 2002 as the CEO of the Jerusalem Development Authority. Prof. Nisan holds bachelor’s and master’s degrees in economics and business administration, and a PhD in public economics and policy from the Hebrew University. During 2006 - 2007, Prof. Nisan completed his post-doctoral studies at Harvard University's Kennedy School, where he was also a Senior Fellow in 2011 - 2012. Prof. Nisan serves as a member of the Audit Committee and the Financial Statements Review Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law.

Bilha (Billy) Shapira (External Director). Mrs. Bilha (Billy) Shapira serves as a member of the board of governors and the audit committee of the Azrieli College of Engineering, as a member of the Jerusalem Transportation Master Plan Team and as a member of the boards of several non-profit organizations in Israel. From 2018 until March 2020, she was the head of the Israeli branch of Helmholtz Association of German Research Centers, a German association with centers worldwide that promotes research collaboration between German institutions and industries and foreign academic institutions, industrial entities and governmental research bodies. From 2009 until 2017, Mrs. Shapira served as vice president and CEO of the Hebrew University and as the CEO of VERA - the Association of Heads of Universities in Israel. Prior to that, she served for 36 years in various management capacities in the Hebrew University. Mrs. Shapira holds a bachelor’s degree in Russian studies and international relations and a master’s degree in administration and public policy from the Hebrew University. Mrs. Shapira serves as chair of the Compensation Committee and is a member of the Audit Committee, the Financial Statements Review Committee and the Corporate Governance and Nominating Committee of the Board.

Professor Yuli Tamir. Prof. Yuli Tamir has served since 2010 as the President of Shenkar College, a public college in Ramat-Gan, Israel. Before that, from 2006 until 2009, she served as Israel’s Minister of Education. Prof. Tamir also served as the Minister of Immigration from 1999 until 2001. She was a deputy speaker of the Knesset and a member of the Finance Committee, the Education Committee and the Security and Foreign Affairs Committee. Prof. Tamir is a founding member of the Israeli peace movement “Peace Now”. She served as the chair of the Association of Civil Rights in Israel and was a member of the political committee of the Women’s Lobby. She was a professor at Tel-Aviv University and a scholar-in-residence at Princeton University, Harvard University, the University of Pennsylvania, the European University in Florence, the Central European University in Budapest and the Blavatnik School of Government in Oxford. Prof. Tamir is the recipient of numerous academic awards. Prof. Tamir holds a bachelors of science degree in biology, a master’s degree in political science from the Hebrew University and a PhD in political philosophy from Oxford University. Prof. Tamir serves as a member of the Audit Committee and the Financial Statements Review Committee of the Board.

Executive Officers

Our executive officers, the President and CEO and the Executive Vice Presidents who report to the President and CEO) as of March 15, 2020 are as follows:

Name	Age	Position
Bezhalel Machlis	57	President and Chief Executive Officer
Elad Aharonson	46	Executive Vice President and General Manager – ISTAR Division
Jonathan Ariel	63	Executive Vice President and Chief Legal Officer
David Block Temin	64	Executive Vice President, Chief Compliance Officer and Senior Counsel
Haim Delmar	50	Executive Vice President and General Manager - C4I and Cyber Division
Joseph Gaspar	71	Executive Vice President and Chief Financial Officer
Zeev Gofer	67	Executive Vice President – Strategic and Business Development - North America
Dr. Shelly Gordon	59	Executive Vice President – Human Resources
Ran Kril	49	Executive Vice President - International Marketing and Business Development
Edgar Maimon	65	Executive Vice President and General Manager – EW and SIGINT Elisra Division
Ilan Pacholder	65	Executive Vice President – Mergers and Acquisitions and Financing
Yuval Ramon	54	Executive Vice President and Chief Operating Officer
Yoram Shmuely	59	Executive Vice President and General Manager – Aerospace Division
Yehuda Vered	62	Executive Vice President and General Manager – Land Division
Yehoshua Yehuda	53	Executive Vice President - Strategy and Chief Technology Officer

Bezhalel Machlis. Bezhalel Machlis has served as the Company’s President and CEO since 2013. From 2008 until 2012, he served as executive vice president and general manager – land and C4I division, after serving as corporate vice president and general manager – land systems and C4I since 2004. In 2003, he served as corporate vice president and general manager – ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president – battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering,a bachelor of arts degree in computer science from the Technion and an MBA from Tel-Aviv University. He is a graduate of Harvard University Business School’s Advanced Management Program.

Elad Aharonson. Elad Aharonson has served as Executive Vice President and General Manager - ISTAR Division since 2015. From 2011 until his current appointment, he served as executive vice president and general manager - UAS Division, after serving as vice president - UAV systems since 2009. He joined Elbit Systems in 2004 and held various senior program management positions relating to UAS. Prior to that, Mr. Aharonson served as an officer in the IDF holding command positions in the Artillery Branch and in the Ground Forces’ UAV unit. Mr. Aharonson holds a law degree (LL.B.) and a bachelor’s degree in business administration from the Hebrew University.

Jonathan Ariel. Jonathan Ariel has served as Executive Vice President and Chief Legal Officer since 2012, after serving as senior vice president and general counsel since 2008. He joined Elbit Systems in 1996 and has held several positions within the legal department, including vice president and general counsel of Elop. Prior to joining Elbit Systems, Mr. Ariel served as a legal advisor both in-house and in private law firms in Israel and the U.S. Mr. Ariel holds a law degree (LL.B.) from Tel-Aviv University and is admitted to the Israeli Bar.

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

Haim Delmar. Haim Delmar was appointed Executive Vice President and General Manager – C4I and Cyber Division in 2018, after serving as senior vice president for C4ISR & HLS in the land & C4I division since 2009. Mr. Delmar joined Elbit Systems in 1993 and held various engineering and management positions in the battlefield and information systems area. From 2000 until 2004, he served in executive positions at Utopy Inc. and Mobilitec Inc. in the telecommunication and data mining fields, returning to Elbit Systems in 2004. Mr. Delmar holds a bachelor of science degree in computer engineering from the Technion and is a graduate of the Harvard University Business School’s Advanced Management Program.

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

Yehuda Vered. Yehuda (Udi) Vered has served as Executive Vice President and General Manager – Land Division since 2018, after serving as executive vice president and general manager of the land and C4I division since 2013. From 2009 until 2013, Mr. Vered served as executive vice president – service solutions as well as vice president – marketing for the land and C4I division. Prior to that, since 2004 he served as chief financial officer and vice president for contracts and sales of the land and C4I division. Mr. Vered joined Elbit Systems in 2003 as vice president for contracts and sales and chief financial officer – ground, C4I and battlefield systems. Before that, he served as an aircrew officer in the IAF, where he holds the rank of colonel (reserves). Mr. Vered holds a bachelor of arts degree in management and economics from Tel-Aviv University, an MBA from Ben Gurion University and is a graduate of the Harvard University Business School’s Advanced Management Program.

Yehoshua Yehuda. Yehoshua (Shuki) Yehuda was appointed as Executive Vice President and Strategy and Chief Technology Officer in January 2020. From 2016 until his current appointment, he served as executive vice president and chief technology officer. From 2008 until his current appointment, he served as Elisra’s vice president and chief technology officer as well as general manager - radar solutions business unit. Prior to that he served in a number of management positions in Elisra, which he joined in 2000. Prior to joining Elisra, Mr. Yehuda served as an officer in the IDF, holding command positions in the Intelligence Corps. Mr. Yehuda holds a bachelor of science degree in electrical engineering from Tel-Aviv University and a master of science degree in neural computation from the Hebrew University. He is a graduate of Harvard University Business School’s Advanced Management Program.

President and CEO of Elbit Systems of America

Elbit Systems of America’s President and CEO reports to the board of directors of Elbit Systems of America in accordance with the provisions of the Special Security Agreement with the U.S. Department of Defense. See Item 4. Information on the Company – U.S. Subsidiaries. Raanan Horowitz has served as President and CEO of Elbit Systems of America since 2007. He served as executive vice president and general manager of EFW from 2001 until his current appointment. From 1991 until 2001, Mr. Horowitz held various management positions with EFW and other U.S. subsidiaries of the Company. From 1989 to 1991, he served as a senior program manager for Elbit Ltd. Mr. Horowitz previously served on the executive committee of the board of governors of the Aerospace Industries Association and was previously a member of the national board of directors of the Leukemia and Lymphoma Society. Mr. Horowitz holds an MBA from the Seidman School of Business of Grand Valley State University in Allendale, Michigan. He also holds a master of science degree in electrical engineering and a bachelor of science degree in mechanical engineering from Tel-Aviv University.

Compensation of Directors and Executive Officers

Compensation Policy

Pursuant to the Companies Law, a public company such as Elbit Systems is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as defined in the Companies Law) (generally Elbit Systems’ directors and executive officers), including compensation, equity-based awards, exemption from liability, indemnification and insurance, severance and all other benefits (Employment Terms).

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

In addition, pursuant to the Companies Law, every three years a compensation policy needs to be re-approved by the board of directors, following the recommendation of the compensation committee, and re-approved by the company’s shareholders, by a Special Uninterested Majority (as defined below). In the event that the compensation policy is not approved by the shareholders by a Special Uninterested Majority, the board of directors may nonetheless approve it, provided that the compensation committee and the board of directors, following further discussion of the matter and for specified reasons, determine that the approval of the compensation policy is, notwithstanding the shareholders disapproval, in the best interests of the company.

Special Uninterested Majority means the affirmative vote of a majority of the voting power in the company present at the respective meeting either in person, by proxy or by a voting instrument, and voting on the respective resolution, provided that, either : (a) such majority includes a majority of the shareholders who are not controlling shareholders of the company and do not have a “Personal Interest” in the approval of the respective resolution (disregarding abstentions ) or (b) the total number of shares of the shareholders referred to in (a) above that are voted against the approval of the proposed resolution does not exceed two percent (2%) of the total voting rights in the company. For the definition of Personal Interest see Item 10. Additional Information - Approval of Certain Transactions - Personal Interest and Extraordinary Transactions.

At the Shareholders’ Extraordinary General Meeting held on April 11, 2018, our shareholders, following a favorable recommendation of the Compensation Committee of the Board (the Compensation Committee) and the approval of the Board, approved a compensation policy (the Compensation Policy) applicable to Employment Terms and arrangements with our Office Holders. At the Shareholders' Extraordinary General Meeting held on February 26, 2020, following a favorable recommendation of the Compensation Committee and approval of the Board, our shareholders approved an amendment to the Compensation Policy increasing the authorized coverage limit and maximum annual premium for directors and officers liability insurance policies. For further information see below Item 10, Additional Information - Exemption, Insurance and Indemnification of Directors and Officers.

In accordance with the provisions of the Companies Law as set forth above, the Compensation Policy will be in effect for a three-year period ending in 2021or as otherwise may be mandated from time to time by the Companies Law.

For further information about the approval of Employment Terms of our Office Holders, see Item 10. Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders.

Compensation of Directors and Executive Officers

Aggregate Compensation to Directors and Executive Officers

The following table sets forth the aggregate compensation costs for all of our directors and executive officers as a group for the fiscal year ended December 31, 2019:

	Salaries, Directors’ Fees Commissions and Bonuses		Pension, Retirement and Similar Benefits
	(U.S. dollars in thousands)
All directors (consisting of 10 persons)	$535,000	(1)	$—
All executive officers (consisting of 16 persons)	$10,161	(2)(3)(4)	$1,416

(1)	Directors Fees

In accordance with the Compensation Policy and with the Israeli Companies Regulations (Relief from Related Parties' Transactions), 5760-2000, in meetings held on October 6, 2019, the Compensation Committee and the Board approved payment to the Company's directors, including to Michael Federmann and David Federmann (who each may be considered a direct or indirect controlling shareholder of the Company), in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity, which rates are also paid to the Company's External Directors, as well as reimbursement of expenses in accordance with Israeli law and the Company’s procedures, which are also paid to the Company’s External Directors. As a result, each of the Company’s directors is and will be entitled to an annual fee of NIS 111,115 (equal to approximately $31,173) and a per meeting fee of NIS 4,275 (equal to approximately $1,199), which reflect the above mentioned fee levels, linked to the Israeli consumer price index.

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

(v)
We recorded amounts of approximately $0.4 million and $0.9 million in 2018 and 2019, respectively, as compensation costs related to grants to our executive officers under the 2012 Phantom Plan. See Item 18. Financial Statements – Note 22G.

(3)	2018 - Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities Established by the Company

(i) We recorded an amount of approximately $1.4 million and $4.1 million in 2018 and 2019, respectively, as compensation costs related to options granted to our Executive Officers under our 2018 Equity Incentive Plan for Executive Officers. See below "Share Ownership - Elbit Systems’ Stock Option Plans - 2018 - Equity Incentive Plan for Executive Officers" and Item 18. Financial Statements Notes 22C and 22D.

(ii) In addition, we recorded in 2019, an amount of approximately $0.2 million as compensation costs related to options granted to our Executive Officers in start-up entities or similar ventures established by the Company (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company) (Options in Other Entities).

(4) Other Compensation

In addition to payment of monthly salary and annual bonus, our executive officers are entitled to reimbursement of travel and certain other expenses in a manner similar to other employees.
Office Holders of the Company, including our directors and executive officers, are covered by our D&O liability insurance policy and are entitled to indemnification and exemption in accordance with our Articles of Association and pursuant to an indemnification letter as approved by our shareholders. See Item 10. Additional Information - Exemption, Insurance and Indemnification of Directors and Officers - Exemption, Insurance and Indemnification under the Companies Law.

Compensation of Five Most Highly Compensated Office Holders

The following describes the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2019. All amounts specified are in terms of cost to the Company as recorded in our financial statements.
Compensation for each of the specified Office Holders is indicated in terms of the following types of compensation costs:
(1) Salary Costs. Salary Costs include gross salary and, if and to the extent applicable to a respective Office Holder, social and other benefits such as vacation days, sick days, convalescence pay, monthly remuneration for a study fund, contributions made by the Company on behalf of the Office Holders to an insurance policy or a pension fund, contributions by the Company on behalf of the Office Holders towards work disability insurance and other benefits such as company car and communication costs. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.555 which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2019 (Average Exchange Rate).
(2) Bonus Costs. Bonus Costs represent bonuses (annual, managerial evaluation and/or special, as the case may be) recorded in connection with the Office Holders with respect to the year ended December 31, 2019. U.S. dollar amounts indicated for Bonus Costs are based on the Average Exchange Rate .
(3) Phantom Bonus Costs. Phantom Bonus Costs are costs recorded with respect to the year ended December 31, 2019 related to the value of benefits under tranches of phantom bonus units granted to the Office Holders under our 2012 Phantom Bonus Retention Plan. See above “Aggregate Compensation to Directors and Officers - Table - Note (2)” and Item 18. Financial Statements - Note 22G. Benefits under the 2012 Phantom Plan cover tranches payable over three years.

(4) Stock Option Costs. Stock Option Costs are costs recorded with respect to the year ended December 31, 2019 related to the 2018 Equity Incentive Plan for Executive Officers. See above “Aggregate Compensation to Directors and Officers - Table - Note (3)", below "Share Ownership - Elbit Systems’ Stock Option Plans - 2018 - Equity Incentive Plan for Executive Officers" and Item 18. Financial Statements - Notes 22C and 22D. Such Stock Option Costs also relate to Options in Other Entities. See above “Aggregate Compensation to Directors and Officers - Table - Note (3)".
The five most highly compensated Office Holders in 2019 were as follows (U.S. dollar amounts in thousands):

(1)
Bezhalel Machlis - President and CEO. Compensation costs recorded for Mr. Machlis in 2019 included: $1,043 in Salary Costs, $1,115 in Bonus Costs and $763 in Stock Options Costs. In March 2019, the Company’s shareholders approved the grant to Mr. Machlis of options to purchase 121,298 ordinary shares par value NIS 0.01 of Cyberbit Ltd., a privately held Israeli company in which we hold an interest (Cyberbit), at an exercise price of $7.62 per share. Mr. Machlis is also chair of Cyberbit's board. The grant is in accordance with the Cyberbit employee stock option plan for Cyberbit’s employees and “office holders” (Cyberbit ESOP). Subject to the terms of the Cyberbit ESOP, such options will expire within seven years from the grant date.

(2)
Yehuda Vered - Executive Vice President and General Manager - Land Division. Compensation costs recorded for Mr. Vered in 2019 included: $735 in Salary Costs, $331 in Bonus Costs and $452 in Stock Option Costs.

(3)
Joseph Gaspar - Executive Vice President and Chief Financial Officer. Compensation costs recorded for Mr. Gaspar in 2019 included: $710 in Salary Costs, $276 in Bonus Costs and $496 in Stock Options Costs.

(4)
Yoram Shmuely - Executive Vice President and General Manager - Aerospace Division. Compensation costs recorded for Mr. Shmuely in 2019 included: $702 in Salary Costs, $155 in Bonus Costs and $411 in Stock Option Costs.

(5)
Elad Aharonson - Executive Vice President and General Manager - ISTAR Division. Compensation costs recorded for Mr. Aharonson in 2019 included: $634 in Salary Costs, $116 in Bonus Costs and $411 in Stock Option Costs.

Board Practices

Appointment of Directors

Our directors, other than our External Directors, are elected by the shareholders at the annual general shareholders meeting. Their term of office is until the conclusion of the next annual general shareholders meeting, which is held at least once every calendar year but not more than 15 months after the previous annual general shareholders meeting. According to our Articles of Association, the approval of our shareholders at a general meeting is generally required to remove any of our directors from office. Between annual general shareholders meetings our Board may appoint new directors to fill vacancies. The External Directors are elected at a general shareholders meeting as described under “External Directors” below. Our Articles of Association authorize a maximum of 17 directors, a minimum of five directors and, unless otherwise determined by our Board or approved by our shareholders, the number of directors will be nine. On February 5, 2020, our Board approved an increase of the number of directors to ten for a limited period, commencing on the appointment of Mr. Kaplinsky as an External Director on March 17, 2020, until the expiration of the term of office of Dr. Gleitman on March 31, 2020.

The Companies Law requires the board of directors of a public company, after considering the company’s type and size and the scope and complexity of its activities, to determine the minimum number of directors on the board having “financial and accounting expertise” as defined in the Companies Law. Our Board has adopted a policy pursuant to which it will include a minimum of two directors having financial and accounting expertise as defined under the Companies Law. Currently our Board has three directors who are considered by the Board to have financial and accounting expertise: Dr. Gleitman, Prof. Nisan and Mr. Kaplinsky. In addition, the Companies Law provides that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the election of a director is to be considered, will not be held, and a director will not be elected, unless (i) the nominee has declared to the company that he or she complies with the above-mentioned requirements, (ii) the details of his or her applicable qualifications are provided, (iii) in case such nominee is an “Independent Director” as defined in the Companies Law (see below), the nominee has also declared that he or she complies with the independence criteria under the Companies Law, and (iv) in case such nominee is an “External Director”, the nominee has declared that he or she complies with the requirements for External Directors provided under the Companies Law. Each of our elected directors has declared to our Board that he or she complies with the required qualifications under the Companies Law for appointment as a member of our Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our Board. In addition, Mr. Ben-Zeev, Prof. Nisan and Prof. Tamir also each has declared that he or she complies with the criteria of an Independent Director under the Companies Law, and each of Dr. Gleitman, Mrs. Shapira and Mr. Kaplinsky has declared that he or she complies with the External Director requirements under the Companies Law.

In addition to the External Directors, under the Companies Law and regulations thereunder, a director in a company such as Elbit Systems, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, such as the Nasdaq director independence criteria, may be considered an Independent Director pursuant to the Companies Law if such director meets certain conditions listed in the regulations, and provided such director has been designated as such by the audit committee. The Audit Committee has designated Mr. Ben-Zeev, Prof. Nisan and Prof. Tamir as Independent Directors under the Companies Law.

The terms of office of Dr. Gleitman, Mrs. Shapira and Mr. Kaplinsky, the current External Directors on our Board expire as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in November 2019. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

We are subject to Nasdaq rules relating to the composition and practices of our Board.  Among other things, these rules require that a majority of our directors be independent under Nasdaq’s criteria and that our Audit Committee, our Compensation Committee and our Corporate Governance and Nominating Committee each be composed exclusively of independent directors.  Nominees for appointment or election as a director are recommended by the Board’s Corporate Governance and Nominating Committee. See below “Corporate Governance and Nominating Committee.”

Substitute Directors. The Articles of Association provide that any director may appoint another person to serve as a substitute director. A substitute director must be qualified under the Companies Law to serve as a substitute of the relevant director, and, under the Companies Law, in case the substituted director is an Independent Director as defined in the Companies Law, the substitute director must also comply with the requirements of the Companies Law for Independent Directors, and a substitute for an External Director must also have the same type of “financial and accounting expertise” or “professional competence” as the director he or she replaces. If his or her appointment is for more than one meeting it will be subject to the approval of the Board. Such person may not act as a substitute director for more than one director at the same time. In addition, a Board committee member may not substitute for another Board committee member in meetings of the applicable committee. The same rules, including compensation, will apply to a substitute director as to the director who appointed him or her, and the substitute director may participate in Board and Board committee meetings in the same manner as the appointing director (subject to any applicable independence criteria). Subject to the Companies Law, a director who has appointed a substitute director may revoke the appointment at any time. In addition, the office of a substitute director will be vacated at any time that the office of the director who appointed the substitute is vacated for any reason. Any appointment or revocation of the appointment of a substitute director will be made by notice in writing to the substitute director and Elbit Systems. The appointment or revocation, as the case may be, will become effective on the later of the date of receipt of the above notice or the date fixed in the notice. Appointing a substitute director will not release the appointing director from his/her liabilities, taking into account the applicable circumstances.

External Directors

Under the Companies Law publicly held Israeli companies are required to appoint at least two “External Directors.” Among other requirements, for each publicly held company such as Elbit Systems that is considered to have a controlling shareholder, a person may serve as an External Director if he or she meets the following requirements (the Affiliation Requirements):

(A)
if that person is not a Relative of the controlling shareholder of that company and if that person (and each of that person’s Relatives, partners and employers), or any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, did not have, on the date of the person's appointment or at any time during the two years preceding that person’s appointment as an External Director, any "Affiliation" (as defined in the Companies Law) with any of:

(1) the applicable company;

(2) the controlling shareholder of the applicable company or any of his or her Relatives on the date of appointment; or

(3) any entity controlled, on the date of such appointment or at any time within the preceding two years, by the applicable company or by the controlling shareholder of the applicable company; and

(“Affiliation” means (subject to certain exceptions provided in regulations promulgated under the Companies Law): (i) an employment relationship, (ii) a business or professional relationship maintained on a regular basis (excluding insignificant relationships), (iii) control and (iv) service as an office holder, excluding a director appointed in order to serve as an External Director of a company that is about to offer its shares in an Initial Public Offering.)

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

Under the relevant regulations of the Companies Law, a director has “financial and accounting expertise” if he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion with respect to the manner in which the financial data is presented. The evaluation of the “financial and accounting expertise” of a director is to be made by the board of directors taking into account, inter alia, the parameters specified in the relevant regulations of the Companies Law.

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

(i)
is recommended for re-election by one or more shareholders holding at least 1% of all voting rights of the relevant company, and has no affiliations as listed in Section 245(a1)(1)(c) of the Companies Law;

(ii)	is recommended for re-election by the board of directors of the relevant company; or

(iii)	proposes his or her nomination; and

in each case, the nomination is approved by the general meeting of shareholders of the relevant company with the applicable majority requirements as provided by the Companies Law.

In addition, External Directors in companies such as Elbit Systems that are “dual listed” may stand for re-election for additional terms of up to three years each beyond the first three terms, provided that (i) the audit committee and the board a have each determined that in light of such External Director’s expertise and unique contribution to the work of the board and its committees, his or her nomination for an additional term of office is in the best interest of the company, (ii) his or her election was approved by the company's shareholders’ by a Special Uninterested Majority (except that, in this regard, (a) a Personal Interest does not include a Personal Interest that results from such shareholder’s relations with the controlling shareholder and (b) the External Director has no affiliations as listed in Section 245(a1)(1)(c) of the Companies Law) and (iii) the term of office of the respective External Director and the reasons of the audit committee and the board for the extension of the term were presented to the company's shareholders prior to their approval.

Our Articles of Association allow the External Directors of the Company to be elected to more than three terms of service. According to the Companies Law, any committee of the Board must include at least one External Director, and all External Directors must be members of the Audit Committee and the Compensation Committee.

Dr. Gleitman, Mrs. Shapira and Mr. Kaplinsky currently serve as our Board’s External Directors. At the Shareholders' Extraordinary General Meeting held on March 6, 2019, our shareholders approved, by the required disinterested majority, the appointment of Dr. Gleitman as an External Director for an additional term of office beyond the first three terms, which additional term ends on March 31, 2020. The first three-year term of office of Mrs. Shapira ends in November 2022. The first three-year term of office of Mr. Kaplinsky ends in March 2023. Dr. Gleitman and Mr. Kaplinsky were each determined by the Board to have “financial and accounting expertise” under Israeli law, and Mrs. Shapira was determined by the Board to have the applicable “professional competence” to serve as an External Director.

Audit Committee. Dr. Gleitman (chair), Mr. Ben-Zeev, Prof. Nisan, Mrs. Shapira, Prof. Tamir and Mr. Kaplinsky are members of the Audit Committee. In accordance with the Companies Law, an audit committee must consist of at least three directors qualified to serve as members of an audit committee under the Companies Law, including all External Directors, and must be comprised of a majority of directors meeting certain independence criteria of the Companies Law. The chair of the audit committee must be an External Director. In accordance with the applicable Nasdaq rules and those of the SEC, Elbit Systems Audit Committee must be comprised solely of independent directors, as defined by said rules. The Audit Committee operates in accordance with an audit committee charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. All of the members of the Audit Committee meet the independence criteria of the Companies Law and have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. The Audit Committee meets from time to time in executive sessions and also conducts annual assessments of the sufficiency of its charter and of the Committee’s compliance with its obligations. See Item 16A. Audit Committee – Financial Expert and Item 16D. Exemptions from the Listing Standards for Audit Committees.

Financial Statements Review Committee

Dr. Gleitman (chair), Mr. Ben-Zeev, Prof. Nisan, Mrs. Shapira, Prof. Tamir and Mr. Kaplinsky are members of the Board’s Financial Statements Review Committee. Pursuant to the Israeli Companies Regulations (Financial Statements Approval Procedure), 5770-2010, the financial reports of a public company such as Elbit Systems may be brought for discussion and approval of the board only after such committee has discussed and formulated recommendations to the board in connection with:

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

The Financial Statements Review Committee must consist of at least three members, the chair of the committee must be an External Director, and the majority of its members must be directors who meet certain independence requirements of the Companies Law, and, among other criteria, all of its members must be able to read and understand financial statements, with at least one of the independent members having “financial and accounting expertise” (as defined above). Dr. Gleitman, Prof. Nisan and Mr. Kaplinsky have been determined by the Board to have “financial and accounting expertise”.

Compensation Committee

Mrs. Shapira (chair), Mr. Ben Zeev, Dr. Gleitman and Mr. Kaplinsky are members of the Board’s Compensation Committee. Pursuant to the Companies Law (see above “Compensation to Directors and Executive Officers - Compensation Policy”), the compensation committee of a public company, such as Elbit Systems, is required to consist of at least three members, and all of the External Directors must be members of the committee (one of which to be appointed as the chair) and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law and whose compensation is in accordance with the compensation requirements applicable to the External Directors. All of our Compensation Committee members have been determined to be eligible to be members of a compensation committee in accordance with the Companies Law and also have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

In addition to its other roles, under the Companies Law the compensation committee of a public company such as Elbit Systems is required:

(1)
to recommend to the board of directors the compensation policy for the company’s Office Holders to be adopted by the company, and thereafter to recommend to the board of directors, once every three years, regarding any extension or modifications of such compensation policy that had been approved for a period of more than three years;

(2)	from time to time to recommend to the board of directors any updates required to the compensation policy and examine the implementation thereof;

(3)	to determine, with respect to the company’s Office Holders, whether to approve their Employment Terms; and

(4)
in certain situations described in the Companies Law, to determine whether to exempt Employment Terms of a candidate for the position of CEO of the company from the requirement to obtain shareholder approval.

According to the Companies Law, Employment Terms of a public company’s Office Holders must be approved by the compensation committee and the board. In addition, with respect to Employment Terms of the CEO, a director or any Office Holder where the Employment Terms are not consistent with an approved compensation policy or for an Office Holder that is also considered a controlling shareholder (or such controlling shareholder’s Relative), approval by the company’s shareholders is also required in accordance with the applicable majority requirements of the Companies Law. For definition of the term "Relative" see Item 10. Additional Information - Approval of Certain Transactions - Personal Interest and Extraordinary Transactions. For further information see above “Compensation of Directors and Executive and Executive Officers - Compensation Policy”; Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Office Holders; and Item 10. Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders.

Our Compensation Committee operates in accordance with a compensation committee charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements, including with the amended compensation committee listing rules of the Nasdaq.

Corporate Governance and Nominating Committee. Mr. Ben Zeev (chair), Dr. Gleitman, Mrs. Shapira and Mr. Kaplinsky are members of the Board’s Corporate Governance and Nominating Committee. This Committee operates in accordance with a corporate governance and nominating committee charter that specifies its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The role of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its responsibilities with respect to the qualification of candidates to become Board members and to monitor compliance with corporate governance requirements applicable to Board members. All of the members of the Corporate Governance and Nominating Committee have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. A nominee to our Board must have such experience in business or financial matters as would make such nominee an asset to the Board. In recommending director candidates, our Corporate Governance and Nominating Committee takes into consideration such factors as it deems appropriate based on our current needs. These factors may include: professional and personal ethics and integrity; business, professional and industry knowledge, sophistication and contacts; the ability to make informed and independent judgments on a wide range of issues; relevant skills and experience demonstrated through business, professional, charitable or civic affairs; and the candidate’s ability to devote the required time and effort to serve on our Board. See Item 16.G. Corporate Governance.

Board Committee Membership

Audit Committee:	Financial Statements Review Committee:	Corporate Governance and Nominating Committee:	Compensation Committee:

Yehoshua Gleitman	Yehoshua Gleitman	Yoram Ben Zeev	Bilha (Billy) Shapira
(chair)	(chair)	(chair)	(chair)
Yoram Ben-Zeev	Yoram Ben-Zeev	Yehoshua Gleitman	Yoram Ben Zeev
Moshe Kaplinsky	Moshe Kaplinsky	Moshe Kaplinsky	Yehoshua Gleitman
Ehood (Udi) Nisan	Ehood (Udi) Nisan	Bilha (Billy) Shapira	Moshe Kaplinsky
Bilha (Billy) Shapira	Bilha (Billy) Shapira
Yuli Tamir	Yuli Tamir

Board and Committee Meetings
The Board meets quarterly and at other times during the year as necessary to conduct its activities. The Audit Committee and Financial Statement Review Committee each meet at least quarterly, and the Compensation Committee and Corporate Government and Nominating Committee each meet at least annually. Each of the committees also meets at additional times during the year as may be necessary to carry out its functions. The Financial Statement Review Committee meets at least quarterly in executive sessions, and the Board and the other committees meet in executive sessions periodically. During 2019, the average attendance for Board members at Board and committee meetings was approximately 98%.

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2017, 2018 and 2019 were as follows:

	Total Employees	U.S. Employees
2019	16,575	2,580
2018	16,149	2,001
2017	12,781	1,450

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our wholly-owned subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 5,165 employees in Israel are covered by such agreements that extend for various periods ranging from 2020 - 2030. Approximately 500 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods through April 2021.

Share Ownership

Elbit Systems’ Stock Option Plans

2018 - Equity Incentive Plan for Executive Officers
On February 27, 2018, our Board approved the 2018 Equity Incentive Plan for Executive Officers (the Plan). The purpose of the Plan is to link the compensation and benefits of our Executive Officers with the future growth and success of the Company and its affiliates and with long-term shareholder value. Our Board has also approved the appointment of our Compensation Committee as the administrator of the Plan.
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
Granted Options vest as follows: forty percent (40%) on the second anniversary of the Grant Date, with the remaining sixty percent (60%) of the Options vesting twenty percent (20%) each on the third, fourth and fifth anniversary of the Grant Date, respectively.
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
Israeli law does not require approval by our Company’s shareholders for an equity incentive plan such as the Plan. In compliance with Nasdaq Rule 5615(a)(3) allowing a foreign private issuer to follow its home country practice in lieu of certain requirements of Nasdaq’s 5600 series of corporate governance rules, we provided the Nasdaq with a legal opinion of an independent Israeli law firm confirming the above (See Item 16.G - Corporate Governance). On March 20, 2018, the Company filed with the SEC a Registration Statement on Form S-8 (No. 333-223785) for the registration under the U.S Securities Law of the underlying shares that may be issued upon exercise of Options under the Plan.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

As of March 15, 2020, we had 44,198,330 ordinary shares outstanding. The following table sets forth specific information as of March 15, 2020, to the best of our knowledge, concerning:

•	beneficial ownership of more than 5% of our outstanding ordinary shares; and

•	the number of ordinary shares beneficially owned by all of our executive officers and directors as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares(1)
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel	19,580,342	(2)	44.3%
All executive officers and directors as a group (24 persons)	3,923	(3)	0.01%

(1)	Based on 44,198,330 ordinary shares outstanding as of March 15, 2020.

(2)
Includes 3,836,458 ordinary shares held by Heris Aktiengesellschaft (Heris). Heris is owned, directly and indirectly, by Federmann Enterprises Ltd. (FEL). FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the chair of Elbit Systems’ Board and the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of ordinary shares owned by Heris and FEL.

In connection with FEL’s purchase of our ordinary shares in 2004 and 2006, FEL obtained loans from two Israeli banks. As security for the loans,an aggregate of 3,000,000 of our ordinary shares are pledged by FEL to the banks.

(3) This amount does not include any ordinary shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

Our controlling shareholder generally has the same voting rights as other holders of our ordinary shares (See also Item 10. Additional Information – Provisions Relating to Major Shareholders.)

We are not aware of any changes in the number of shares held by our major shareholders during the last three years.

As of March 15, 2020, approximately 11% of our outstanding ordinary shares were held in the United States by approximately 144 shareholders of record registered on the books of our transfer agent.

We are not aware of any arrangement which may result in a change in control of the Company.

In April 2019, we sold in a private placement to institutional investors in Israel 1,408,921 of our ordinary shares, at a price per share equal to $131.81. These shares were previously held by us as treasury shares. As part of the private placement the shares were registered with the SEC on Form F-3 that was filed on April 8, 2019.

Related Party Transactions

Transactions with Affiliated Companies. For a description of major transactions with affiliated companies see Item 18. Financial Statements - Note 27.

Transactions with Office Holders. See Item 10. Additional Information –  General Provisions of Israeli Law and Related Provisions of Articles of Association - Office Holders; - Approval of Certain Transactions - Approval of Transactions; and - Approval of Certain Transactions - Approval of Employment Terms of Office Holders.

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Our international sales (outside Israel) constitute a significant portion of our sales. In 2019, these sales were approximately $3.44 billion, constituting approximately 76% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2019 Compared to 2018 – Revenues.

Legal Proceedings

The Company is involved in various legal proceedings from time to time. For a discussion of our significant legal proceedings see Item 18. Financial Statements - Note 21C.

Dividend Distributions

We do not have an established dividend policy. Regarding declarations of dividends out of certain tax-exempt income see below Item 10. Additional Information – Taxation – Investment Law. Our Articles of Association provide that the Board may approve dividend payments to shareholders out of surplus earnings as permitted by applicable law. We have consistently paid a quarterly dividend to our shareholders.

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2017	$1.76 per share
2018	$1.76 per share
2019	$1.76 per share

Other than any significant event that may be described in this annual report, there have not been any significant changes since December 31, 2019.

Item 9.    The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are listed on the TASE and are quoted on Nasdaq under the symbol “ESLT”.

The high and low sale prices for our ordinary shares for the five most recent fiscal years are:

	Nasdaq		TASE(*)
	High	Low	High	Low
2015	$89.87	$58.63	$90.22	$59.04
2016	$104.70	$80.24	$104.53	$80.25
2017	$152.65	$99.96	$152.67	$99.61
2018	$149.73	$109.81	$147.89	$110.34
2019	$167.75	$112.16	$167.51	$111.69

The high and low quarterly sale prices for our ordinary shares for the two most recent full financial years and the next subsequent quarter are:

	Nasdaq		TASE(*)
	High	Low	High	Low

2017
First Quarter	$119.55	$99.96	$118.66	$99.61
Second Quarter	$127.16	$113.14	$126.07	$110.83
Third Quarter	$146.62	$122.22	$147.28	$122.90
Fourth Quarter	$152.65	$131.35	$152.67	$130.98

2018
First Quarter	149.89	116.90	147.89	116.68
Second Quarter	$124.10	$109.83	$126.21	$110.34
Third Quarter	135.49	112.72	135.49	113.49
Fourth Quarter	$126.19	$109.81	$126.80	$107.57

2019
First Quarter	$132.17	$112.16	$133.25	$111.69
Second Quarter	$159.12	$133.28	$159.80	$128.39
Third Quarter	$166.52	$146.33	$145.38	$151.66
Fourth Quarter	$167.75	$154.77	$167.51	$154.69

2020
First Quarter (through March 15, 2020)	$164.02	$116.84	$163.11	$115.14

The monthly high and low sale prices of our ordinary shares for the most recent six months are:

	Nasdaq		TASE(*)
	High	Low	High	Low
September 2019	$166.52	$154.33	$165.73	$152.40
October 219	$166.14	$160.15	$165.39	$159.06
November 2019	$166.77	$158.65	$166.40	$157.48
December 2019	$167.75	$154.77	$167.51	$154.69
January 2020	$158.32	$149.06	$163.11	$150.98
February 2020	$164.02	$144.09	$163.93	$145.13

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

Purpose. Our purpose, as stated in Article 3 of the Articles of Association, includes any lawful purpose.

Appointment and Removal of Directors. Under our Articles of Association our directors (except for External Directors - see Item 6. Directors, Senior Management and Employees - Board Practices - External Directors above) are elected by the shareholders at the annual meeting by a simple majority of our ordinary shares. Directors generally hold office until the next annual general meeting. Under certain circumstances, our Board may appoint new directors to fill vacancies. For further information see Item 6. Directors, Senior Management and Employees – Directors and Executive Officers – Board of Directors.

Internal Auditor. Israeli public companies are required to appoint an internal auditor who was initially recommended by the audit committee. The main role of the internal auditor is to examine whether the company’s activities are conducted in accordance with the law, with integrity and pursuant to orderly business procedures. Our internal auditor operates in accordance with our audit committee charter that provides the framework for the committee’s oversight of the internal auditor’s functions, consistent with applicable Israeli and U.S. laws and regulations. Under the Companies Law, the internal auditor may not be an "office holder" (see below "Office Holder"), an “interested party” (as defined below) or a "relative" (see below "Approval of Certain Transactions - Personal Interest and Extraordinary Transactions") of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is generally defined in the Companies Law as any person who (a) serves as a director or the chief executive officer of the company, (b) has the right to appoint a director or chief executive officer or (c) owns 5% or more of the issued share capital or the voting rights.

Office Holders

An "Office Holder" is defined under the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person who fulfills these functions without regard to that person’s title and any other manager directly subordinate to the general manager. Under the Companies Law, the general manager of a corporation has authority equivalent to that of a president or chief executive officer of a U.S. corporation. For such purposes, our general manager is Bezhalel Machlis, our President and Chief Executive Officer. Each person listed as a director or executive officer in Item 6. Directors - Senior Management and Employees - Directors and Executive Officers, is an Office Holder of Elbit Systems.

The Companies Law specifies the fiduciary duties that an Office Holder owes to a company, which consist of a duty of care and a duty of loyalty. Under the Companies Law, an Office Holder’s loyalty duty includes the general duty to act in good faith and for the benefit of the company, avoiding any conflict of interest between the Officer Holder’s position in the company and his or her other positions or personal affairs. The loyalty duty also includes avoiding any competition with the company and any exploitation of a business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company’s affairs that the Office Holder has received due to his or her position as an Office Holder. Under the Companies Law, voting agreements among directors or a director’s failure to exercise independent judgment while voting are considered breaches of loyalty duty. The duty of care requires, among other obligations, that an Office Holder acts in a way that a reasonable Office Holder would act in the same position and under similar circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to such actions.

Some members of our Board are also directors of FEL or companies controlled by FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, those individuals who are affiliated with both of the applicable companies will be excluded from any decisions concerning such issue or transaction. In addition, an issue or transaction with any of such companies also requires authorization in accordance with the requirements of the Companies Law See below “Approval of Certain Transactions” and “Provisions Relating to Major Shareholders”.

Arrangements in connection with the Employment Terms (see Item 6. Directors, Senior Management and Employees - Compensation of Executive Officers and Directors - Compensation Policy) of Elbit Systems’ Office Holders require special authorizations. See below “Approval of Certain Transactions - Approval of Employment Terms of Office Holders”.

Other transactions with Office Holders and affiliates may also require authorization in accordance with the requirements of the Companies Law. See below “Approval of Certain Transactions”.

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

Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder of a publicly traded company immediately disclose, and no later than the first board meeting at which the transaction is discussed, any Personal Interest, as defined below, that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction of the company. A person with a Personal Interest in any such transaction that is brought for approval of the audit committee or board of directors may not be present at the meeting where the transaction is being deliberated or approved (unless the chair of the audit committee or the board, as the case may be, determines that such person’s presence at the meeting is required for presentation of the relevant transaction) and, in case such person is a director, he or she may not vote on the matter, unless a majority of the members of the audit committee or of the board of directors (as the case may be) have a Personal Interest in the approval of the relevant transaction, in which case the directors having such Personal Interest may be present and may participate in the vote. If, however, the majority of the members of the board of directors have a "Personal Interest" in such transaction, the approval of the shareholders is also required.

In accordance with the Companies Law:

“Personal Interest” means a personal benefit, gain or other interest derived by a person from approving the respective act or transaction. Any benefit or interest arising solely from holding a company’s shares is not considered such a personal benefit or other interest under the Companies Law. Such personal benefit and other interest includes any personal benefit or other interest of:

(i) a person’s Relative (as defined below);

(ii) any entity in which a person or any of his or her Relatives either:

(a) holds 5% or more of such entity’s issued share capital or voting rights;

(b) has the right to appoint a director to such entity’s board of directors or the chief executive officer thereof; or

(c) is a member of such entity’s board of directors or serves as the chief executive officer thereof; or

(iii) anyone voting by proxy or granting a proxy on behalf of such person with respect to the applicable transaction, whether the proxy holder has discretion to vote or not.

An "Extraordinary Transaction" is a transaction:

(i)    other than in the ordinary course of business;

(ii)    other than on market terms; or

(iii)    likely to have a material impact on the company’s profitability, assets or liabilities.

“Relative” means any of the following:

(i) a spouse, brother, sister, parent, grandparent or descendant;

(ii)    the descendant, brother, sister or parent of a spouse of a person mentioned in (i); or

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

(ii)	a material action or arrangement (unrelated to employment terms) that may otherwise be considered a breach of fiduciary duty by an Office Holder; or

(iii)
an Extraordinary Transaction of a public company with its controlling shareholder or with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, as well as an agreement of a public company with its controlling shareholder or his or her Relatives, directly or indirectly, including through a company controlled by him or her, regarding the grant of services to the applicable company, as the case may be;

(3)
approval of both the compensation committee and the board of directors - an arrangement regarding Employment Terms of an Office Holder or of a controlling shareholder or his or her Relatives as Office Holders or employees of the company.

Except for certain exemptions specified under the Companies Law, the transactions and arrangements described above may also require shareholder approval, including, where applicable, by a Special Uninterested Majority. In addition, the Companies Law requires re-approval every three years with respect to some of the matters referred to above. Re-approval when applicable is required by the audit committee or the compensation committee, as the case may be, the board of directors and, except for certain specific exemptions, by the shareholders. See below "Exemption, Insurance and Indemnification of Directors and Officers - Insurance and Indemnification of Directors and Officers under the Articles of Association" and also "Provisions Relating to Major Shareholders".

Under the Companies Law, the audit committee of a publicly held company such as Elbit Systems is also required to determine whether to carry out competitive procedures or other procedures before any engagement in a transaction with a controlling shareholder or in which a controlling shareholder has a Personal Interest.

Approval of Employment Terms of Office Holders

In accordance with the Companies Law , approval by both the compensation committee and the board of directors is required for all arrangements regarding Employment Terms of an Office Holder. In addition, the Companies Law requires that we also obtain the approval of our shareholders for any Employment Terms arrangement with (i) our CEO; (ii) a director; (iii) any other Office Holder where the Employment Terms are not consistent with an approved compensation policy or (iv) an Office Holder that is also considered a controlling shareholder (or his or her Relative). Except with respect to Employment Terms of a director that are consistent with the company's compensation policy, such shareholder approval requires a Special Uninterested Majority. See Item 6. Directors, Senior Managers and Employees - Compensation of Directors and Executive Officers - Compensation Policy.

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

(4)
expenses incurred by a director or an officer in connection with certain administrative proceedings set forth in the Securities Law, including reasonable litigation expenses (including attorneys’ fees);

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

In 2011, Elbit Systems’ Audit Committee, Board and shareholders approved the grant to members of our Board, including to Michael Federmann and David Federmann (who may each be considered a direct or indirect controlling shareholder of the Company), of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit Committee and the Board for indemnification of Office Holders of Elbit Systems who are not directors.

According to the Companies Law, the granting by a public company, such as Elbit Systems, of an indemnification letter to an Office Holder who may be considered as a direct or indirect controlling shareholder of that company, requires re-approval every three years by the company’s compensation committee, the board of directors and the company’s shareholders.
The indemnification letters originally granted to Michael Federmann and David Federmann in 2011 were last re-approved, following the approval of our Compensation Committee and Board, by our shareholders at the Annual General Meeting of Shareholders in 2017, for an additional period of three years commencing on December 1, 2017.

Elbit Systems' Compensation Policy allows Elbit Systems to purchase, from time to time during the term of the Compensation Policy, directors and officers (D&O) liability insurance. The insurance policy terms, as well as the premium paid, will reflect current market conditions with respect to the Company and the nature of its operations. Pursuant to an amendment to the Compensation Policy approved by our shareholders at the Shareholders' Extraordinary General Meeting held on February 26, 2020, the coverage limit under each insurance policy will not exceed $200 million and the maximum annual premium will not exceed $3 million. In accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the inclusion of our Office Holders in any D&O liability insurance policy that is consistent with our Compensation Policy will require only the approval of our Compensation Committee if the D&O liability insurance policy applicable to each of them (i) is purchased on market terms and (ii) the purchase thereof will not have a material effect on the Company’s profitability, assets or obligations.

In respective meetings held on February 5, 2020, our Compensation Committee and our Board approved the purchase of a D&O liability insurance policy which complies with the provisions of our Compensation Policy and further approved the inclusion therein, in addition to all other Office Holders, of Michael Federmann and David Federmann (who may be considered direct or indirect controlling shareholders of the Company) and of Bezhalel Machlis, our President and CEO, in accordance with the requirements of the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000. As of March 15, 2020, the D&O policy’s limit of liability was $100 million, and the annual premium was $1.6 million.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each, of which 44,198,330 ordinary shares were issued and outstanding as of March 15, 2020. All issued and outstanding ordinary shares are fully paid and non-assessable. For information regarding voting rights, dividend rights and other rights generally applicable to our ordinary shares see the Description of Securities filed as Exhibit 2.1 to this annual report of Form 20-F (the Description of Securities) under "Rights Generally Applicable to Ordinary Shares".

General Meetings of Shareholders

See the Description of Securities under "General Meetings of Shareholders".

Change of Control

See the Description of Securities under "Change of Control".

Provisions Relating to Major Shareholders

See the Description of Securities under "Provisions Relating to Major Shareholders".

Borrowing Power

See the Description of Securities under "Borrowing Power".

Exchange Controls and Other Limitations Affecting Security Holders

See the Description of Securities under "Exchange Controls and Other Limitations Affecting Security Holders".

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

General Corporate Tax in Israel

Generally, Israeli companies were subject to corporate tax on taxable income and capital gains at the rate of 24% for the tax year 2017. The corporate tax rate effective as of January 1, 2018 is 23%.

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

Capital Gains to a Shareholder

Capital gains to Israeli residents. Starting in 2012, the tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of our ordinary shares) has been 25%, and 30% to an individual “principal” shareholder. In 2013, the capital gains tax rate increased by 2% in the event the individual’s taxable income in any tax year exceeds NIS 810,720 (approximately $215,000) - linked to the CPI each year - including capital gains from marketable securities, dividends and interest income. As of January 1, 2017, the capital gain tax rate was increased by 3% (rather than the previous 2% increase) in the event the individual’s taxable income in 2017 and thereafter exceeds NIS 640,000 (approximately $170,000) - linked to the CPI each year. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed on capital gains at the applicable corporate tax rate.

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

Israeli Tax on United States Shareholders

Dividends paid by Elbit Systems to an individual shareholder resident in the United States are generally subject to withholding tax deducted at source in Israel. Israel and the United States are parties to a tax treaty. Under the treaty, the withholding tax rate on a dividend is normally 25%, or 15% in connection with an Approved Enterprise, Privileged Enterprise or Preferred Enterprise. See above “Investment Law”.

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

This summary is based on provisions of the Code, existing and proposed U.S. Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this annual report. These authorities and their interpretation are subject to change, possibly with retroactive effect. Notably, in December 2017, the U.S. President signed into law Public Law no. 115-97, informally titled the Tax Cuts and Jobs Act (the Tax Act), which alters significantly the U.S. federal income tax system. For risks relating to the Tax Act, see Item 3. Risk Factors - General Risks Related to Our Business and Market - Tax legislation in the United States may impact our business. Although this discussion takes into account provisions enacted under the Tax Act, given the complexity of this new law, investors should consult their own tax advisors regarding its potential impact on the U.S. Federal income tax consequences to them in light of their particular circumstances.

This summary applies to U.S. shareholders only if they hold ordinary shares as capital assets for tax purposes.
In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including, but not limited to, U.S. expatriates, insurance companies, banks, regulated investment companies and real estate investment trusts, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding ordinary shares as part of a straddle, hedging or conversion transaction, traders in securities that elect to apply a mark‑to‑market method of accounting, persons subject to the alternative minimum tax, persons who acquired their Elbit Systems’ ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation, persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement, persons whose functional currency is not the U.S. dollar, and persons owning (directly, indirectly or by attribution) 10% or more of our outstanding voting shares. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds ordinary shares of Elbit Systems, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds our ordinary shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of our ordinary shares.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL SHAREHOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules”, a U.S. Shareholder generally will be required to include in gross income, as ordinary income, the amount of any distributions paid on ordinary shares of Elbit Systems to the extent of Elbit Systems’ current or accumulated earnings and profits (calculated before the reduction of any corresponding Israeli withholding taxes). If a U.S. Shareholder is an individual, trust or estate, dividends received from Elbit Systems generally will be treated as “qualified dividend income”, which is taxable to such U.S. Shareholder at preferential tax rates, provided the U.S. Shareholder has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. There is no assurance that dividends received by U.S. Shareholders from Elbit Systems will be eligible for such preferential tax rates. Each individual U.S. Shareholder of ordinary shares is urged to consult his or her own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his or her own particular situation and regarding the computations of his or her foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable. Dividends paid by Elbit Systems do not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations. Elbit Systems does not intend to compute earnings and profits under U.S. tax principles; therefore, it is likely that all distributions will be treated as paid out of Elbit Systems’ current and accumulated earnings and profits.

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

Sale, exchange or other disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules”, upon the sale, exchange or other disposition of ordinary shares, a U.S. Shareholder generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other disposition and the U.S. Shareholder’s adjusted tax basis, determined in U.S. dollars, of the ordinary shares. Any gain or loss recognized upon the sale, exchange or other disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other disposition, the holding period of the ordinary shares exceeds one year. In the case of individual U.S. Shareholders, long-term capital gains generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses by a U.S. Shareholder is subject to significant limitations. U.S. Shareholders should consult their own tax advisors in this regard.

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

Passive Foreign Investment Company rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a PFIC) for any taxable year if at least 75% of its gross income consists of passive income (which is generally subject to certain exceptions for active businesses, dividends, interest, rents and royalties and gains from the sales of property generating such income), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2019. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a U.S. Shareholder could suffer adverse tax consequences under certain circumstances. These consequences may include having gains realized on the disposition of ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. The SEC maintains an internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. We also file periodic and immediate reports and other information with the Israeli Securities Authority through its electronic filing system at www.magna.isa.gov.il or on the Tel Aviv Stock Exchange website at www.tase.co.il.

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

As of December 31, 2018 and December 31, 2019, the notional amount of our outstanding forward contracts was $1243.9 million and $558.3 million, respectively. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivatives instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2019. The table does not include information regarding the cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes.

	Maturity Date - Notional Amount
	( US dollars in millions)
	2019	2020	2021	2022	2023 onwards	Total	Fair Value at December 31, 2018
Buy US$ and sell:
EUR	192.0	70.6	36.0	19.4	12.4	330.4	18.9
GBP	20.1	10.5	4.8	3.2	0.1	38.7	(1.0)
Other currencies	52.8	10.2	—	—	—	63.0	1.9
Total	264.9	91.3	40.8	22.6	12.5	432.1	19.8

	Maturity Date - Notional Amount
	( US dollars in millions)
	2019	2020	2021	2022	2023 onwards	Total	Fair Value at December 31, 2018
Sell US$ and buy:
EUR	63.6	4.7	12.9	—	—	81.2	(3.7)
GBP	9.2	0.1	—	—	—	9.3	0.2
Other currencies	31.6	4.1	—	—	—	35.7	(0.7)
Total	104.4	8.9	12.9	—	—	126.2	(4.2)

At December 31, 2019, a 5% and 10% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized losses of $14.2 and $28.6 million, respectively, and a 5% and 10% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $14.1 and $28.2 million, respectively. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, most of such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2019, our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans and Series A Notes. Our deposits are mainly in U.S. dollars.

In 2010, we issued NIS 1.1 billion (approximately $283 million) of Senior A Notes in a public offering on the TASE. These Senior A Notes are payable in ten equal annual installments on June 30 of each of the years 2011 through 2020 and bear a fixed interest rate of 4.84% per annum, payable semi-annually on June 30 and December 30 of each of the years 2010 through 2020. In 2012, we issued through a public offering on the TASE additional Series A Notes in the aggregate principal amount of NIS 807 million (approximately $217 million), and we issued additional Series A Notes in an aggregate principal amount of NIS 92 million (approximately $24 million) through a private placement to Israeli institutional investors. As of December 31, 2018 and December 31, 2019, the total principal amount of the Series A Notes was $60.8 million and $112.1, respectively.

We also entered into ten-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Series A Notes (including the additional Series A Notes that were issued in 2012). Under the cross currency interest rate swaps, the Company received fixed NIS at a rate of 4.84% on NIS 2 billion and pays floating six-month USD LIBOR + an average spread of 1.84% on $524 million, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were entered. See above Item 5. Operating and Financial Review and Prospects – Israeli Debt Offering.

The remaining debt is mainly in short and long-term loans in U.S. dollars at floating interest rates. The majority of our borrowings (net of the effect of the cross currency interest rate swap transaction) are usually linked to the relevant LIBOR plus a spread of 0.75% - 1.75%, and therefore are exposed to changes in interest rates. Most of our loans will mature within 2020 and 2021.

Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates. At December 31, 2019, a hypothetical 1% (100 basis points) increase in the current interest rates would result in an additional expense of $8 million.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to cause that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2019, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013 Framework"). Based on this assessment, management believes that, as of December 31, 2019, our internal control over financial reporting is effective. Our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019 did not include an assessment of a subsidiary established as a result of the acquisition of the Night Vision Business in September 2019.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Kost Forer Gabbay & Kasierer (Kost), an independent registered public accounting firm in Israel and a member of Ernst & Young Global (EY), as stated in their report included in Item 18. Financial Statements. The audit of internal control over financial reporting of the Company did not include an evaluation of the internal control over financial reporting of the subsidiary established as a result of the acquisition of the Night Vision Business in September 2019, , which is included in the 2019 consolidated financial statements of the Company and constituted 6% and 1% of total and net assets, respectively, as of December 31, 2019, and 1% of revenues and net income, for the year then ended.

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

Item 16A.    Audit Committee Financial Expert.

Dr. Gleitman, Prof. Nisan and Mr. Kaplinsky, members of our Audit Committee, each meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and each of their designations as an Audit Committee Financial Expert has been determined by the Board. They are each “independent”, as that term is defined in the Nasdaq listing standards.

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

Item 16C.    Principal Accountant Fees and Services.

At the annual general shareholders meeting held in November 2019, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2019	2018
	(U.S. dollars in thousands)
Audit Fees	$3,575	$3,217
Tax Fees	252	304
Other Fees	112	221
Total	$3,939	$3,742

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

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2019 or fiscal year 2018.

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

No shares were repurchased by Elbit Systems during 2019.

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

Item 19.    Exhibits.

(a)    Index to Financial Statements

(b)    Exhibits

1.1	Elbit Systems’ Memorandum of Association
1.2	Elbit Systems’ Restated Articles of Association
2.1	Description of Securities
4.1	Description of the Terms of Office and Employment of the Company’s President and Chief Executive Officer(1)
4.2	Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers(2)
4.3	Elbit Systems Ltd. 2018 Compensation Policy for Executive Officers and Directors(3)
4.4	Summary of IMI Acquisition Agreements(4)
8	Major Operating Subsidiaries of Elbit Systems
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
15.2	Consent of Kesselman & Kesselman
15.3	Consent of Somekh Chaikin

(1)	Filed as Exhibit 4.2 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 22, 2016, and incorporated herein by reference.

(2)
Filed as Exhibit 99.1 to Elbit Systems’ Registration Statement on Form S-8 (No. 333-223785), for the registration of the underlying shares that may be issued upon exercise of options thereunder, filed with the SEC on March 20, 2018, and incorporated herein by reference.

(3)
Filed as Exhibit “A” to Elbit Systems’ proxy statement dated March 1, 2018, filed as Exhibit 1 to Elbit Systems’ Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 1, 2018, and incorporated herein by reference.

(4)	Filed as Exhibit 4.4 to Elbit Systems' annual report on Form 20-F, filed with the SEC on March 19, 2019.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2020

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2019

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2019
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	F - 2 - F - 6

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 7 - F - 8

Consolidated Statements of Income	F - 9

Consolidated Statements of Comprehensive Income	F - 10

Statements of Changes in Equity	F - 11- F - 13

Consolidated Statements of Cash Flows	F - 14 - F - 15

Notes to the Consolidated Financial Statements	F - 16 - F - 78

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. ("Elbit Systems") and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements") and the financial statements schedule listed in the index at Item 19. In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Elbit Systems and subsidiaries as of December 31, 2019 and 2018, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of two Israeli subsidiaries, which reflect total assets constituting 22% as of December 31, 2018, and total revenues constituting 1% for the period from November 25, 2018, through December 31, 2018 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the two Israeli subsidiaries, is based solely on the reports of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), Elbit Systems and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 25, 2020, expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Title	Revenue Recognition
Description of the Matter
As described in note 2 to the consolidated financial statements, the Company generated the majority of its revenues from long-term contracts with its customers for which the related performance obligations are primarily satisfied over time. The Company recognizes revenues on such contracts using the percentage-of-completion cost-to-cost measure of progress ("input method"). Under this method, the Company measures progress towards completion based on the ratio of costs incurred to date to the estimated total costs to complete the performance obligation(s) (referred to as the estimate-at-completion, or “EAC”).
The determination of contract EACs requires management to make significant estimates and assumptions to estimate contract revenues, costs and profit associated with its contracts with customers. At the outset of a long-term contract, the Company identifies risks to the achievement of the technical, schedule and cost aspects of the contract, estimates the consideration to be received, and monitors and assesses the effects of those risks on its estimates throughout the contract's life cycle. Significant changes in EAC estimates could have a material effect on the Company’s estimated revenue and gross profit recorded during the period under audit.
Auditing revenue recognition based on the percentage-of-completion cost-to-cost measure of progress method was complex due to the judgment involved in evaluating management's significant estimates and assumptions about project economics, schedule and technical feasibility, both at contract inception and throughout the contract's life cycle.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s revenue recognition process. For example, we tested internal controls over management's preparation and periodic reviews of the EAC analyses and the significant assumptions underlying a contract's estimated value and estimated total EAC. We also tested internal controls that management executes to validate the accuracy and completeness of the underlying data used in management's EAC analyses.
To test the Company's EAC analyses, our audit procedures included, among others, obtaining an understanding of the contract and the contractual terms, evaluating, for a sample of contracts, the Company's historical ability to accurately estimate expected costs by comparing management's estimates of labor hours, subcontractor costs and materials required to complete the contract to actual results. We also verified costs incurred by comparing them to supporting documents and agreed key terms to contract documentation, including estimated contract value. In addition, we verified that the variances in costs incurred from projected costs are properly reflected in the EAC analyses.

Title	Valuation of assets acquired and liabilities assumed in the acquisition of Harris Night Vision Business
Description of the Matter
As described in note 1 to the consolidated financial statements, during the year ended December 31, 2019, the Company completed the acquisitions of the Night Vision business of L3Harris Technologies, for net consideration of $351.5 million. The transaction was accounted for as a business combination. The Company's accounting for the acquisition included determining the fair values of the identifiable assets acquired and liabilities assumed, which included a customer-relationship intangible asset.
Auditing the Company's determination of the customer-relationship intangible asset was complex due to the significant estimation required by management. The estimated fair value of the customer-relationship intangible asset at the acquisition date was $67 million. The complexity was primarily due to the sensitivity of the fair value to certain of the significant underlying assumptions. The Company primarily used a discounted cash flow model to measure the customer-relationship intangible asset. The significant assumptions used to estimate the value of the customer-relationship intangible asset included the discount rates and certain assumptions that form the basis of the projected financial information (e.g., revenue growth rates and operating profit margin). These significant assumptions are forward looking and could be affected by future economic and market conditions.

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process for determining the fair value of the customer-relationship intangible asset.  For example, we tested controls over management’s estimation process supporting the recognition and measurement of the intangible asset, including the review of the valuation model and significant assumptions used in the valuation model.
To test the estimated fair value of the customer-relationship intangible asset, we performed audit procedures that included, among others, evaluating the Company's selection of the appropriate valuation methodology, evaluating the significant assumptions used by management and testing the completeness and accuracy of the underlying data. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates. For example, we compared the significant assumptions to current industry, market and economic trends, historical results of the acquired business and to other relevant third-party industry outlooks. We also performed sensitivity analyses of the significant assumptions to evaluate the effects on the estimated fair value.

Title	Defined Benefit Pension Plan Obligations
Description of the Matter
As described in Note 17, as of December 31, 2019, the Company’s aggregate defined benefit pension obligation was $843.3 million and exceeded the fair value of pension plan assets of $289.5 million, resulting in an unfunded defined benefit pension obligation of $553.8 million. The Company updates the estimates used to measure the defined benefit pension obligation and plan assets at year-end or upon a remeasurement event to reflect updated participant data, actuarial assumptions and actual return on plan assets, among others.
Auditing the defined benefit pension obligation was complex and required the involvement of specialists as a result of the judgmental nature of the significant actuarial assumptions such as discount rates, expected long-term rate of return on plan assets, future salaries increase and assumed mortality rates, used in the measurement process. These assumptions have a significant effect on the projected benefit obligation, with the discount rate being the most sensitive of those assumptions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over management's measurement and valuation of the defined benefit pension obligation. For example, we tested the internal controls over management’s review of the defined benefit pension obligation calculations, the significant actuarial assumptions and the data inputs provided to the actuaries.
To test the defined benefit pension obligation, our audit procedures included, among others, evaluating the methodology used, the significant actuarial assumptions described above and the underlying data used by the Company. For example, we confirmed the consistency of the actuarial assumptions used by management and evaluated that the change in the defined benefit pension obligation from the prior year was due to the effects of service cost, interest cost, actuarial gains and losses, benefit payments, contributions and new mortality assumptions. In addition, we involved our actuarial specialists to assist in evaluating management’s methodology for determining the discount rates and that the discount rates reflect the duration of the related benefit payments. To evaluate the reasonableness of future salary increases and the mortality assumptions, we assessed whether the information is consistent with publicly available information. We also tested the completeness and accuracy of the underlying data, including the participant data used in the actuarial calculations. To evaluate the expected return on plan assets, we assessed whether management’s assumption was consistent with a range of returns for a portfolio of comparative investments.

/s/ Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

We have served as Elbit Systems' auditor since 2003.
Tel Aviv, Israel
March 25, 2020

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on Internal Control over Financial Reporting
We have audited Elbit Systems Ltd. ("Elbit Systems") and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Elbit Systems and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of a U.S. subsidiary acquired during 2019, which are included in the 2019 consolidated financial statements of the Company and constituted 6% and 1% of total and net assets, as of December 31, 2019 and 1% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the subsidiary acquired during 2019.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Elbit Systems and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule and our report dated March 25, 2020 expressed an unqualified opinion thereon, based on our audit and the reports of the other auditors.

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

/s/ Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Tel Aviv, Israel
March 25, 2020

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2019	2018

CURRENT ASSETS:
Cash and cash equivalents		$221,060	$208,479
Short-term bank deposits and restricted deposits		2,213	16,447
Trade and unbilled receivables and contract assets, net	3	2,067,846	1,712,915
Other receivables and prepaid expenses	4	160,728	199,148
Inventories, net	5	1,219,920	1,141,996
Total current assets		3,671,767	3,278,985

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	6	201,574	196,180
Long-term trade and unbilled receivables and contract assets	7	259,150	297,145
Premises evacuation receivable	1C(5)	—	365,436
Long-term bank deposits and other receivables	8	58,076	42,962
Deferred income taxes, net	18F	89,452	42,804
Severance pay fund	2R	287,104	278,732
		895,356	1,223,259

OPERATING LEASE RIGHT OF USE ASSETS	9	365,763	—

PROPERTY, PLANT AND EQUIPMENT, NET	10	766,532	686,620

GOODWILL	11	1,340,617	1,022,624

OTHER INTANGIBLE ASSETS, NET	11	295,323	239,297

TOTAL ASSETS		$7,335,358	$6,450,785

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2019	2018

CURRENT LIABILITIES:
Short-term bank credit and loans	12	$208,399	$208,821
Current maturities of long-term loans and Series A Notes	15,16	199,882	62,546
Operating lease liabilities	9	62,565	—
Trade payables		926,338	776,100
Other payables and accrued expenses	13	1,052,080	1,081,992
Contract liabilities (customer advances)	14	723,581	780,994
Total current liabilities		3,172,845	2,910,453

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	15	440,124	467,649
Series A Notes, net of current maturities	16	—	56,303
Employee benefit liabilities	2R	836,535	736,798
Deferred income taxes and tax liabilities, net	18F	114,419	78,677
Contract liabilities (customer advances)	14	62,830	175,890
Operating lease liabilities	9	323,287	—
Other long-term liabilities	20	225,478	170,607
Total long-term liabilities		2,002,673	1,685,924

COMMITMENTS AND CONTINGENT LIABILITIES	21

EQUITY:	22
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2019 and 2018; Issued 44,198,330 shares as of December 31, 2019 and 2018, respectively; Outstanding 44,198,330 and 42,789,409 shares as of December 31, 2019 and 2018, respectively		12,742	12,348
Additional paid-in capital		411,568	263,556
Treasury shares – 1,408,921 as of December 31, 2018		—	(40,428)
Accumulated other comprehensive loss		(144,963)	(94,944)
Retained earnings		1,862,059	1,691,921
Total Elbit Systems Ltd. equity		2,141,406	1,832,453
Non-controlling interests		18,434	21,955
Total equity		2,159,840	1,854,408

TOTAL LIABILITIES AND EQUITY		$7,335,358	$6,450,785

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2019	2018	2017
Revenues	2T, 23	$4,508,400	$3,683,684	$3,377,825
Cost of revenues		3,371,933	2,707,505	2,374,775
Gross profit		1,136,467	976,179	1,003,050
Operating expenses:
Research and development, net	24	331,757	287,352	265,060
Marketing and selling, net		301,400	281,014	280,246
General and administrative, net		214,749	160,348	133,314
Other operating income, net	6C, 9D	(33,049)	(45,367)	—
Total operating expenses		814,857	683,347	678,620

Operating income		321,610	292,832	324,430
Financial expenses, net	25	(69,072)	(44,061)	(34,502)
Other expense, net	26	(6,243)	(11,449)	(5,082)
Income before income taxes		246,295	237,322	284,846
Income taxes	18D	(19,414)	(26,445)	(55,585)
		226,881	210,877	229,261
Equity in net earnings (losses) of affiliated companies and partnerships	6B	1,774	(2,222)	11,361
Net income		$228,655	$208,655	$240,622
Less: net income attributable to non-controlling interests		(798)	(1,917)	(1,513)
Net income attributable to Elbit Systems Ltd.’s shareholders		$227,857	$206,738	$239,109

Basic net earnings per share attributable to Elbit Systems Ltd.’s shareholders	22	$5.20	$4.83	$5.59
Diluted net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$5.20	$4.83	$5.59

Weighted average number of shares used in computation of basic net earnings per share		43,787	42,789	42,786
Weighted average number of shares used in computation of diluted net earnings per share		43,848	42,789	42,789

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars (In thousands)

	Year ended December 31,
	2019	2018	2017
Net income	$228,655	$208,655	$240,622

Other comprehensive income (loss), net of tax:(*)
Foreign currency translation differences	7,362	(19,705)	8,169
Unrealized gains (losses) on derivative instruments, net of tax	9,965	3,805	(22,224)
Pension and other post-retirement benefit plans, net of tax	(66,806)	7,970	(662)
Unrealized losses on available-for-sale marketable securities, net of tax	—	(11)	(6)
	(49,479)	(7,941)	(14,723)
Total comprehensive income	179,176	200,714	225,899
Less: comprehensive income attributable to non-controlling interest	(1,338)	(1,268)	(2,261)
Comprehensive income attributable to Elbit Systems Ltd.’s shareholders	$177,838	$199,446	$223,638

(*)	Other comprehensive income (loss), net of tax expenses in the amounts of $924, $2,175 and $5,199 for the years 2019, 2018 and 2017, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2017	42,782,043	$12,345	$261,992	$(72,181)	$1,398,112	$(40,428)	$7,401	$1,567,241

Exercise of options	5,214	2	117	—	—	—	—	119

Stock-based compensation	—	—	13	—	—	—	—	13

Dividends paid	—	—	—	—	(75,300)	—	—	(75,300)

Other comprehensive income, net of tax expense of $5,199	—	—	—	(15,471)	—	—	748	(14,723)

Net income attributable to non-controlling interests	—	—	—	—	—	—	1,513	1,513

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	239,109	—	—	239,109

Balance as of December 31, 2017	42,787,257	$12,347	$262,122	$(87,652)	$1,561,921	$(40,428)	$9,662	$1,717,972

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2018	42,787,257	$12,347	$262,122	$(87,652)	$1,561,921	$(40,428)	$9,662	$1,717,972

Cumulative effect of adoption of ACS Topic 606	—	—	—	—	(1,433)	—	—	(1,433)

Exercise of options	2,152	1	47	—	—	—	—	48

Stock-based compensation	—	—	1,387	—	—	—	—	1,387

Dividends paid	—	—	—	—	(75,305)	—	—	(75,305)

Minority interest related to IMI's acquisition	—	—	—	—	—	—	11,025	11,025

Other comprehensive loss, net of tax expense of $2,175	—	—	—	(7,292)	—	—	(649)	(7,941)

Net income attributable to non- controlling interests	—	—	—	—	—	—	1,917	1,917

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	206,738	—	—	206,738

Balance as of December 31, 2018	42,789,409	$12,348	$263,556	$(94,944)	$1,691,921	$(40,428)	$21,955	$1,854,408

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2019	42,789,409	$12,348	$263,556	$(94,944)	$1,691,921	$(40,428)	$21,955	$1,854,408

Stock-based compensation	—	—	3,994	—	—	—	—	3,994

Issuance of treasury shares	1,408,921	394	144,018	—	—	40,428	—	184,840

Dividends paid	—	—	—	—	(57,719)	—	(4,859)	(62,578)

Other comprehensive loss, net of tax expense of $924	—	—	—	(50,019)	—	—	540	(49,479)

Net income attributable to non- controlling interests	—	—	—	—	—	—	798	798

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	227,857	—	—	227,857

Balance as of December 31, 2019	44,198,330	$12,742	$411,568	$(144,963)	$1,862,059	$—	$18,434	$2,159,840

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands )

	Year ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$228,655	$208,655	$240,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	137,146	118,205	114,017
Write-off impairment	3,692	13,334	—
Stock-based compensation	3,994	1,387	13
Amortization of Series A Notes discount (premium) and related issuance costs, net	(93)	(92)	(92)
Deferred income taxes and reserve, net	(15,059)	13,724	28,774
Loss (gain) on sale of property, plant and equipment	(34,154)	2,080	(2,440)
Loss (gain) on sale of investments, remeasurement of investments held under fair value method and deconsolidation of subsidiary	(7,928)	(41,822)	1,358
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received(*)	8,526	17,929	(1,987)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and contract assets, net and prepaid expenses	(267,924)	(89,099)	(315,236)
Increase in inventories, net	(55,841)	(117,221)	(59,699)
Increase (decrease) in trade payables, other payables and accrued expenses	115,621	(89,956)	63,273
Severance, pension and termination indemnities, net	4,629	(31,363)	2,003
Increase (decrease) in contract liabilities (customer advances)	(174,582)	185,898	30,287
Net cash provided by operating activities	(53,318)	191,659	100,893

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(137,604)	(102,301)	(107,880)
Acquisitions of subsidiaries and business operations (Schedule A)	(357,144)	(504,447)	(25,440)
Investments in affiliated companies and other companies	(8,567)	(7,538)	(4,964)
Proceeds from premises evacuation grants receivable	344,913	—	—
Deconsolidation of subsidiary (Schedule B)	—	(2,873)	—
Proceeds from sale of property, plant and equipment	36,671	4,388	6,270
Proceeds from sale of investments	—	—	12,067
Investment in long-term deposits	(289)	(183)	(1,396)
Proceeds from sale of long-term deposits	251	82	176
Investment in short-term deposits and available-for-sale marketable securities	(2,314)	(10,361)	(40,893)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	17,294	30,363	46,491
Net cash used in investing activities	(106,789)	(592,870)	(115,569)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	—	48	119
Issuance of treasury shares, net	184,840	—	—
Repayment of long-term loans	(243,324)	(775)	(167,425)
Proceeds from long-term loans	350,000	342,528	118,623
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid	(62,578)	(75,305)	(75,300)
Change in short-term bank credit and loans, net	(718)	242,652	127,455
Net cash used in financing activities	172,688	453,616	(52,060)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,581	52,405	(66,736)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$208,479	$156,074	$222,810
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$221,060	$208,479	$156,074

(*) Dividends received from affiliated companies and partnerships	$10,300	$15,707	$9,374
The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands )

SUPPLEMENTAL CASH FLOW ACTIVITIES:
	Year ended December 31,
	2019	2018	2017
Cash paid during the year for:
Income taxes, net	$12,850	$26,463	$47,707

Interest	$35,301	$30,304	$16,139

Schedule A: Acquisitions of subsidiaries and business operations	Year ended December 31,
	2019	2018	2017
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital (deficit), net (excluding cash and cash equivalents )	$15,056	$(105,392)	$(10,454)
Property, plant and equipment	32,770	200,115	672
Other long-term assets	(2,537)	386,101	—
Goodwill and other intangible assets	334,126	550,115	50,185
Deferred income taxes	1,204	(5,633)	(3,543)
Employee benefit liabilities, net	(19,930)	(382,871)	—
Long-term liabilities	(3,545)	(126,963)	(11,420)
Non-controlling interest	—	(11,025)	—
	$357,144	$504,447	$25,440

Schedule B: Deconsolidation of subsidiary	Year ended December 31,
	2019	2018	2017
Estimated net fair value of assets and liabilities that exited consolidation scope was as follows:
Working capital, net (excluding cash and cash equivalents)	$—	$2,514	$—
Other long term liabilities	—	838	—
Property, plant and equipment	—	(1,938)	—
Fair value of investment / interest retained	—	43,350	—
Gain from deconsolidation	—	(41,891)	—
Deconsolidation of subsidiary's cash, net	$—	$2,873	$—

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.	GENERAL

Elbit Systems Ltd. (“Elbit Systems” or the “Company”) is an Israeli corporation that is 44.30% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq National Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the fields of defense, homeland security and commercial aviation. Elbit Systems' major wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Elop Ltd. (“Elop”), Elbit Systems C4I and Cyber Ltd. (“C4I and Cyber”), Elbit Systems EW and SIGINT - Elisra Ltd. (“Elisra”) and Elbit Systems Land Ltd. (“ELS”).

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

1.
In September 2019, ESA completed the acquisition of the night vision business of L3Harris Technologies (the "Night Vision Business") for a purchase price of approximately $351,500 subject to working capital adjustments. Located in Roanoke, Virginia, the Night Vision Business is engaged in the development, production and supply of night vision technology for the U.S. and allied military and security forces and for the U.S. federal homeland security market. Following the acquisition, the Night Vision Business operates as Elbit Night Vision (“ENV”).

The results of operations of ENV were consolidated in the Company's financial statements commencing on the date of acquisition and were immaterial to the Company's results of operations for the year ended December 31, 2019.

Based on a preliminary Purchase Price Allocation ("PPA") performed by independent adviser, the purchase price was attributed to the fair value of assets acquired and liabilities assumed from the seller as follows:

	Fair value	Expected useful lives
Net tangible assets and liabilities assumed (current and non-current), excluding cash and cash equivalents	$29,287
Technology	37,000	8 years
Customer relationships	67,000	20 years
Customer backlog	6,500	3 years
Goodwill	211,727
	$351,514

The Company is in the process of completing the valuation of the net tangible and intangible assets acquired and liabilities assumed, and its estimate of these values was still preliminary on December 31, 2019. Therefore, these provisional amounts are subject to change as the Company completes the valuation throughout the measurement period, which will be completed within 12 months of the acquisition date.

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of ENV.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL (Cont.)

C.	ACQUISITIONS AND INVESTMENTS (Cont.)

1.	Expenses related to the Night Vision Business acquisition and other non-recurring expenses:

During the fourth quarter of 2019, following the acquisition of the Night Vision Business, the Company initiated a reorganization plan, which includes charges related to the integration of ENV, primarily associated with write-off of pre-contract costs and impairment of property, plant and equipment. Total expenses related to the the Night Vision Business acquisition and other non-recurring expenses amounted to approximately $55,030, as follows:

Expense type	2019
Inventory write-off	$54,713
Long-lived assets write-off	317
$55,030

Expense category
Cost of revenue	$55,030

The results of operations of ENV were consolidated from the date of acquisition. Pro forma information has not been provided because the impact of ENV's financial results was not material to the revenue and net income of the Company.

2.
In January 2019, the Company completed the acquisition of a 100% of an Israeli affiliated company, previously held by the Company at 19%, for a purchase price of approximately $11,800, of which approximately $4,050 is contingent consideration, which may become payable on the occurrence of certain future events. Based on a PPA performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $9,200) and to other intangible assets (approximately $2,700). The results of operation of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition. The effects of this acquisition on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality. As of December 31, 2019, the contingent consideration was $3,545.

3.
In April 2018, the Company completed the acquisition of the assets and operations of the privately-owned U.S. company Universal Avionics Systems Corporation (“Universal”), for a total consideration of approximately $123,581. Universal is a developer and manufacturer of commercial avionics systems for the retrofit and forward-fit market for a wide range of fixed and rotary aircraft types.

Based on a PPA performed by an independent adviser, the purchase price was attributed to the fair value of assets acquired and liabilities assumed as follows:

	Fair value	Expected useful lives
Net tangible assets and liabilities assumed (current and non-current), excluding cash and cash equivalents	$52,509
Technology	21,128	15 years
Customer relationships	13,924	15 years
Trademark	4,960	20 years
Goodwill	31,060
	$123,581

The results of operations of Universal were consolidated from the date of acquisition. Pro forma information has not been provided because the impact of Universal's financial results was not material to the revenue and net income of the Company.

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL (Cont.)

C.	ACQUISITIONS AND INVESTMENTS (Cont.)

4.
In the second quarter of 2018, an Israeli subsidiary operating in the filed of commercial cybersecurity was deconsolidated following an investment by a third party, which holds certain substantial participation rights, resulting in loss of control over the subsidiary. As a result, the Company recognized in other operating income a net gain related to the revaluation of the shares held by the Company of approximately $42,000 (see Note 6C(1)). In addition, in the second quarter of 2018, a third party invested in a newly established Israeli subsidiary acting in the area of surgeon-centered visualization technologies, resulting in loss of control of the subsidiary because the third party investor holds certain substantial participation rights. As a result, the Company recognized in other operating income a net gain of approximately $3,500 related to revaluation of the shares held by the Company (see Note 6C(2)).

5.
On November 25, 2018, the Company completed the acquisition of 100% of the interests in an Israeli company, IMI Systems Ltd. and its subsidiaries (collectively: "IMI"), for a total nominal consideration of approximately $520,000 (approximately NIS 1,900 million).The consideration is comprised of the following: approximately $380,000 (approximately NIS 1,400 million) paid in cash, approximately $24,000 (approximately NIS 90 million) is contingent consideration recorded at fair value, subject to IMI achieving agreed performance goals, which may become payable on the occurrence of certain future events, and approximately $94,000 (approximately NIS 350 million) at present value are deferred payments to be paid in 2020 and 2022. As of December 31, 2019, the contingent consideration was approximately $26,400.

The results of operations of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition.

IMI is engaged primarily in the development and manufacture of precision munitions and armored vehicle survivability and protection systems.

The preliminary PPA was based on information available at the time of closing the IMI acquisition. The Company finalized the PPA for IMI as of December 31, 2019. The following table summarizes the preliminary PPA and adjustments since the preliminary PPA was disclosed as of December 31, 2018:

	Preliminary estimated fair value	Adjustments	Fair value(*)	Average expected useful lives
Net tangible assets and liabilities assumed (current and non-current)	$39,405	$(12,846)	$26,559
Employees benefit liabilities, net	(386,101)	(5,143)	$(391,244)
Premises evacuation receivable	370,089	(14,927)	$355,162
Backlog	18,600	—	$18,600	mainly 10
Technology	52,905	(34,114)	$18,791	mainly 8
Customer relationships	52,131	—	$52,131	mainly 10
Goodwill	351,426	67,030	$418,456
	$498,455	$—	$498,455

(*)	During 2019, the Company adjusted the PPA as a result of receiving certain information which existed as of the date of acquisition.

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

Further to the acquisition agreement, the Company was entitled to premises evacuation compensation in the amount of approximately $365,000 (approximately NIS 1,365 million) , upon the relocation of certain of IMI's facilities. During 2019, the Company sold the premises evacuation receivable for the amount of approximately $345,000 to an Israeli bank and accounted of the transaction as true sale under ASC 860. The Company is still entitled to receive building inputs index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value in the amount of approximately $31,000. (See Note 8).

Following are the supplemental consolidated financial results of the Company on an unaudited pro forma basis, as if the IMI acquisition had been consummated on January 1, 2017 (unaudited):

	December 31,
	2018	2017
Proforma revenue	$4,028,656	$3,941,825
Proforma net income (loss)	$(18,758)	$216,109

Proforma earnings (loss) per share:
Basic	$(0.44)	$5.06
Diluted	$(0.44)	$5.05

These proforma results were based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and IMI been a combined company during the periods presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The pro forma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of cost over equity attributable to purchased real estate, property, plant and equipment and elimination of inter-company transactions.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL (Cont.)

C.	ACQUISITIONS AND INVESTMENTS (Cont.)
5.

Expense type	2018
Inventory write-off	$43,487
Employees related costs(*)	12,709
Long-lived assets write-off	2,700
Intangibles write-off	5,520
Other	5,048
$69,464

Expense category	2018
Cost of revenue	$66,636
Marketing and selling	128
Other income	2,700
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

6.
In June 2017, the Company completed the acquisition of a 100% interest in a Canadian company for a purchase price of approximately $20,200, of which $10,500 is contingent consideration, which may become payable on the occurrence of certain future events. Based on a PPA performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $9,500) and to other intangible assets (approximately $9,500). The results of operation of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition. The effects on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality. During 2019, the Company reevaluated its contingent consideration and as of December 31, 2019 the contingent consideration was $6,622.

7.
In June 2017, the Company completed the acquisition of a 100% interest in a Brazilian company for a purchase price of approximately $23,000, of which approximately $9,700 is contingent consideration, which may become payable on the occurrence of certain future events. Based on a PPA performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $15,600) and to other intangible assets (approximately $12,300). The results of operation of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition. The effects on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality. As of December 31, 2019, the contingent consideration was $7,960.

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

The following table displays the changes in accumulated other comprehensive income (loss), net of taxes, in the amount of $50,019 and $7,292, for the years ended December 31, 2019 and 2018, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Unrealized gains (losses) with respect to pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of January 1, 2019	$(3,158)	$—	$(39,499)	$(52,287)	$(94,944)
Other comprehensive income (loss) before reclassifications	19,838	—	(60,161)	6,822	(33,501)
Amount reclassified from accumulated other comprehensive income (loss)	(9,873)	—	(6,645)	—	(16,518)
Net current-period other comprehensive income (loss)	9,965	—	(66,806)	6,822	(50,019)
Balance as of December 31, 2019	$6,807	$—	$(106,305)	$(45,465)	$(144,963)

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Unrealized gains (losses) with respect to pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of January 1, 2018	$(6,963)	$11	$(47,469)	$(33,231)	$(87,652)
Other comprehensive income (loss) before reclassifications	(5,357)	—	3,321	(19,056)	(21,092)
Amount reclassified from accumulated other comprehensive income (loss)	9,162	(11)	4,649	—	13,800
Net current-period other comprehensive income (loss)	3,805	(11)	7,970	(19,056)	(7,292)
Balance as of December 31, 2018	$(3,158)	$—	$(39,499)	$(52,287)	$(94,944)

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

G.    SHORT-TERM BANK DEPOSITS AND RESTRICTED DEPOSITS

Short-term bank deposits are deposits with original maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost, which approximates fair value. As of December 31, 2018, The Company was required to maintain $15,420 of restricted deposits related to certain collateral requirements for obligations.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.    INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

Investments in affiliated companies and partnerships that are not controlled but over which the Company can exercise significant influence (generally, entities in which the Company holds approximately between 20% to 50% of the voting rights of the investee) are presented using the equity method of accounting. Profits on inter-company sales, not realized outside the Company, are eliminated. The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and the Company has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

For certain investments, the Company elected to measure the investments at fair value. Such elections are irrevocable. Under the fair value method, investments are recorded at fair value and any changes in fair value are reported in the consolidated statements of operations. All costs (other then purchase price) directly associated with the acquisition of an investment to be accounted for using the fair value method are expensed as incurred.

Investments in preferred shares, which do not result in significant influence and without readily determinable fair value, are measured at cost, less impairments, plus or minus observable price changes. Equity investments without readily determinable fair value are assessed for impairment periodically.

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g, budgets, business plans, financial statements, etc.). During 2019 the Company recorded impairment of approximately $3,700 for one of its affiliated companies, during 2018 the Company recorded impairment of approximately $17,500 for three of its affiliated companies and during 2017 no material impairment was recognized.

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

K. VARIABLE INTEREST ENTITIES (Cont.)

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

The Company holds 50% of the contractual rights in, and is the primary beneficiary of, an Israeli limited partnership,which is considered to be a VIE and is consolidated in the Company’s financial statements.

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

The Company is in the process of developing and implementing a new Enterprise Resource Planning (“ERP”) system. Certain costs incurred during the application development stage have been capitalized in accordance with authoritative accounting guidance related to accounting for the cost of computer software developed or obtained for internal use. The net book value of capitalized costs for this new ERP system was approximately $47,957 and $32,453 as of December 31, 2019 and 2018, respectively. These costs will be amortized over the system's estimated useful life as the ERP system is placed in service.

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

Recoverability of assets (or assets group) to be held and used is determined by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount is higher, an asset is deemed to be impaired and the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2019, no impairment was recognized. For the year ended December 31, 2018, the Company recognized an impairment of approximately $5,520 (see Note 1C(4)) and for the year ended December 31, 2017, no impairment was identified.

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

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2019, no impairment was identified.

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

Severance pay expenses for the years ended December 31, 2019, 2018 and 2017, amounted to approximately $59,943, $56,515 and $62,777, respectively.

S.    PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company accounts for its obligations for pension and other post-retirement benefits in accordance with ASC 715, “Compensation – Retirement Benefits”. The Company reports the service cost component of net retirement benefit cost separately from the other components of net retirement benefit cost in the Consolidated Statement of Income (see Note 17).

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

Revenues from our contracts are recognized using the five-step model in ASC 606, "Revenue from Contracts with Customers". At first, the Company determines if an agreement with a customer is considered a contract to the extent it has a commercial substance, it is approved in writing by both parties, all rights and obligations including payment terms are identifiable, the agreement between the parties creates enforceable rights and obligations, and collectability in exchange for goods and services that will be transferred to the customer is considered probable. The Company then assesses the transaction price for a contract in order to determine the consideration the Company expects to receive for satisfying the performance obligations called for in the contract. The Company assesses the timing of transfer of goods and services to the customer as compared to the timing of payments, to determine whether a significant financing component exists. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of control is less than one year. To the extent the transaction price includes variable consideration (e.g., contract penalties, economic price adjustments, unpriced change orders or like measures), the Company usually estimates the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances.

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

The Company recognizes revenues for each of the identified performance obligations when its customer obtains control of the products or services. The assessment of when the customer obtains control involves significant judgments, which consider, among other things, whether there is an alternative use for a product, the contract terms, assessment of the enforceable rights for payments and technical or contractual constraints. As a practical expedient we may occasionally account for a group of performance obligations or contracts collectively, as opposed to individually by using the "portfolio approach". Under the "portfolio approach" practical expedient, the Company may combine individual performance obligations, if the goods or services of the individual performance obligations have similar characteristics and the Company reasonably expects that the effect on the financial statements of applying this practical expedient would not differ materially from applying the expedient to the individual contracts or performance obligations within that portfolio.

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

For these performance obligations that are satisfied over time, the Company generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. The Company believes that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort. Revenue for performance obligations that are not recognized over time are recognized at the point in time when control transfers to the customer (which is generally upon delivery and acceptance). For performance obligations that are satisfied at a point in time, the Company evaluates the point in time when the customer can direct the use of, and obtain the benefits from, the products and services. Shipping and handling costs are not considered performance obligations and are included in cost of sales as incurred.

Service revenues include contracts primarily for the provision of supplies and services other than those associated with design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which is distinct from a contract or performance obligation for the design, development or delivery of products. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, maintenance contracts, training and similar activities. Revenue from service contracts or performance obligations were less than 10% of total revenues in each of the years ended December 31, 2019, 2018 and 2017.

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

The aggregate cumulative catch-up adjustment in EAC estimates on significant contracts had the following favorable/ (unfavorable) impact on the Company's operating results:

	Year ended December 31,
	2019	2018	2017
Cost of revenue, net	$4,600	$32,200	$42,700
Percentage of cost of revenue(*)	0.14%	1.19%	1.79%
Net income	$4,200	$28,600	$34,400
Diluted earning per share	$0.10	$0.67	$0.80

(*)	Percentage of cost of revenue during 2019 and 2018 is excluding non-recurring acquisition related expenses recorded in cost of revenues. (See Note 1C(1) and 1C(5)).

In addition, the net impacts of these EAC adjustments on revenue recognized from the Company's' performance obligations were approximately $27,040 and $ 47,520 for the years ended December 31, 2019 and 2018, respectively.

Disaggregation of revenue:

Revenue by products and services was as follows:

	Year ended December 31,
	2019	2018
Revenue from sale of products	$4,146,618	$3,352,602
Service revenue	361,782	331,082
	$4,508,400	$3,683,684

Revenue by transfer type was as follows:

	Year ended December 31,
	2019	2018
Over time	$3,432,511	$3,037,223
Point in time	1,075,889	646,461
	$4,508,400	$3,683,684

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

Revenue by customers was as follows:

	Year ended December 31,
	2019	2018
Israel Government Authorities (1,2)	$1,134,703	$685,680
US Government (2)	800,345	635,150
Other Governments	2,121,164	2,004,947
Commercial sales and other	452,188	357,907
	$4,508,400	$3,683,684
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
Company backlog as of December 31, 2019 was $10,029,300. We expect to recognize approximately 65% as revenue in 2020 and 2021, with the remainder to be recognized thereafter.

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

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the balance sheet, are as follows:

	2019	2018
Balance, at January 1	$219,695	$198,226
Cumulative effect from adopting ASC 606	—	337
Warranties issued during the year	58,298	64,723
Reduction due to expired warranties or claims during the year	(98,224)	(84,593)
Deconsolidation of subsidiary	—	(369)
Additions resulting from acquisitions	1,554	41,371
Balance, at December 31	$181,323	$219,695

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

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Innovation Authority of the Ministry of Economy (formerly the Office of Chief Scientist's) and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are required to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of COR. For more information regarding such royalty commitments see Note 21A. For more information regarding grants and participation received see Note 24.

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

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”, which requires the Company to recognize all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair values of hedge components excluded from the assessment of effectiveness are recognized immediately in net earnings under the mark-to-market approach. The classifications of gains or losses recognized on cash flow hedging instruments and excluded components within the Consolidated Statements of Income are the same as the underlying exposures.

For derivative instruments that do not meet the definition of a hedge, the changes in fair value are included immediately in earnings in “Financial expenses, net” in each reporting period (see Note 25).

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

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model with the following weighted average assumptions:

2018
Dividend yield	2.2%
Expected volatility	20.9%
Risk-free interest rate	2.7%
Expected life (in years)	5.25
Forfeiture rate	0.6%
Suboptimal factor	1.75

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

As of December 31, 2019, the fair value of the Series A Notes, based on the quoted market price on the Tel-Aviv Stock Exchange, was approximately $62,155.

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

Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.

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

Under FASB ASC 825-10, the Company may elect to report certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in net income. After the initial adoption, the election is made at the time an eligible financial asset or financial liability or firm commitment is acquired or incurred, as applicable, or when certain specified reconsideration events occur. The fair value election, with respect to an item, may not be revoked once an election is made.

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

Investments elected to be accounted for using the fair value method classified under Level 3, evaluated by applying relevant methods as the market approach with the use of an option pricing method or the earning approach using discounted future cash flows.

Contingent purchase obligation accounted under Level 3 are accounted for under the discounted cash flows method.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at
	December 31, 2019 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives and option contracts	$—	$23,886	$—
Cross-currency interest rate swap	—	6,183	—
Premises evacuation	—	—	30,867
Investments elected to be accounted for using the fair value method	—	—	51,415
Liabilities
Contingent purchase obligation	—	—	(147,086)
Foreign currency derivative and option contracts	—	(8,326)	—
Total	$—	$21,743	$(64,804)

	Fair value measurement at
	December 31, 2018 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives and option contracts	$—	$22,549	$—
Cross-currency interest rate swap	—	4,378	—
Investments elected to be accounted for using the fair value method	—	—	46,858
Liabilities
Contingent purchase obligation	—	—	(136,984)
Foreign currency derivative and option contracts	—	(23,936)	—
Total	$—	$2,991	$(90,126)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)
AB.    TRANSFERS OF FINANCIAL ASSETS

ASC 860, “Transfers and Servicing”, establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for transfers of financial assets to qualify for accounting as a true sale. Transfers of financial assets typically consist of the factoring of receivables to Israeli and European financial institutions. The Company sold rights to receive payments from customers in a total amount of $63,259 and $185,727 during the years 2019 and 2018, respectively. Financial expenses related to the sold rights were $2,200 and $3,400 for the years ended December 31, 2019 and 2018, respectively. Also, during 2019, the Company sold the premises evacuation receivable in the amount of $362,381 (see Note 1C(5)). Control and risk of these rights were fully transferred in accordance with ASC 860.

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

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was not material in each of the three years ended December 31, 2019.

AD.    TREASURY SHARES

Elbit Systems’ shares held by the Company are recognized at cost and presented as a reduction of shareholders’ equity.

AE.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

(1)
In August 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”, amending the eligibility criteria for hedged items and transactions to expand an entity’s ability to hedge non-financial and financial risk components. The new guidance eliminates the requirement to separately measure and present hedge ineffectiveness and aligns the presentation of hedge gains and losses with the underlying hedge item. The new guidance also simplifies the hedge documentation and hedge effectiveness assessment requirements. The amended presentation and disclosure requirements must be adopted on a prospective basis, while any amendments to cash flow and net investment hedge relationships that exist on the date of adoption must be applied on a “modified retrospective” basis, meaning a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the year of adoption. The new guidance was effective for the Company on January 1, 2019, and the adoption did not have a material impact on the Company’s consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AE.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Cont.)

(2)
In February 2016, the FASB issued ASU No. 2016-02, "Leases" (Topic 842), which requires lessees to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily depends on its classification as a finance or operating lease. However, unlike previous GAAP, which required only capital leases to be recognized on the balance sheet, the new guidance required both types of leases to be recognized on the balance sheet. The ASU is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. A modified retrospective transition approach is required in applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the entity must recast its comparative period financial statements and provide disclosures required by the new standard for the comparative periods.

The Company adopted the new standard on January 1, 2019, using the effective date as its date of initial application. Consequently, financial information will not be updated and disclosures required under the new standard will not be provided for dates and periods before January 1, 2019 (see Note 9).

(3)
In June 2018, the FASB issued ASU No. 2018-07, "Compensation - Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting", to simplify the accounting for non-employee share-based payment transactions by expanding the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from non-employees. Under the new standard, most of the guidance on stock compensation payments to non-employees would be aligned with the requirements for share-based payments granted to employees. This standard is effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those annual reporting periods, with early adoption permitted. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

(4)
In February 2018, the FASB issued ASU 2018-02, "Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”, which allows for the elimination of the stranded income tax effects resulting from the enactment of the Tax Cuts and Jobs Act through a reclassification from accumulated other comprehensive income to retained earnings. The standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The adoption of this guidance did not have a significant impact on the Company’s financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.    RECENT ACCOUNTING PRONOUNCEMENTS

(1)
In January 2017, the FASB issued ASU 2017-04, "Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment". ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, and early adoption is permitted. The Company does not expect this ASU to have a material effect on its consolidated financial statements.

(2)
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments". This guidance replaces the current incurred loss impairment methodology. Under the new guidance, on initial recognition and at each reporting period, an entity is required to recognize an allowance that reflects its current estimate of credit losses expected to be incurred over the life of the financial instrument based on historical experience, current conditions and reasonable and supportable forecasts. In November 2018, the FASB issued ASU 2018-19, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses". The guidance will be effective beginning on January 1, 2020, including interim periods within that year and requires a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. Under the modified retrospective method of adoption, prior year reported results are not restated. The Company has analyzed the impact of its financial instruments that are within the scope of this guidance, primarily trade and unbilled receivables and contract assets, net and expects that the cumulative adjustment to retained earnings will be immaterial on its consolidated financial statements.

AG.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 3 -     TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS, NET

The following table presents the components of trade receivables and contract assets, net as of December 31, 2019 and 2018:

	December 31,
	2019	2018
Trade and unbilled receivables (1)	$1,030,372	$968,064
Contract assets (2)	1,048,031	756,159
Less – allowance for doubtful accounts	(10,557)	(11,308)
	$2,067,846	$1,712,915

(1)
Trade and unbilled receivables balances represents amounts for which the Company's right for consideration is unconditional. The balance also includes receivables from affiliated companies in the amounts of $78,115 and $97,588, as of December 31, 2019 and 2018, respectively.

(2)
Contract assets (unbilled receivables) include unbilled amounts typically resulting from sales under contracts for which over-time method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer. Contract liabilities include advance payments and billings in excess of revenue recognized.

Short and long-term trade receivables and contract assets include amounts related to contracts with the Israeli Ministry of Defense ("IMOD") in the aggregate amounts of $710,708 and $576,756, as of December 31, 2019 and 2018, respectively.

Trade receivables and contract assets are expected to be billed and collected during 2020. As for long-term trade and unbilled receivables – see Note 7.

There were no significant impairment losses related to our contract assets during the year ended December 31, 2019.

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

The following table presents the components of other receivables and prepaid expenses as of December 31, 2019 and 2018.

	December 31,
	2019	2018
Prepaid expenses	$45,545	$66,137
Government institutions	62,398	80,928
Derivative instruments	23,886	22,549
Cross-currency interest rate swap	6,183	1,543
Right to use land and buildings	5,602	6,183
Other	17,114	21,808
	$160,728	$199,148

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 5 -    INVENTORIES

The following table presents the components of other inventories, net of customer advances as of December 31, 2019 and 2018.

	December 31,
	2019	2018
Cost incurred on long-term contracts in progress(*)	$631,513	$620,350
Raw materials	516,385	455,517
Advances to suppliers and subcontractors	106,142	87,788
	1,254,040	1,163,655
Less -
Provision for losses on long-term contracts	34,120	21,659
	$1,219,920	$1,141,996

(*)
Costs incurred to fulfill a contract in advance of the contract being awarded are included in inventories as work-in-process if the Company determines that those costs relate directly to a contract or to an anticipated contract that can be specifically identified and contract award is probable, the costs generate or enhance resources that will be used in satisfying performance obligations, and the costs are recoverable (referred to as pre-contract costs). Pre-contract costs that are initially capitalized in inventory are generally recognized as cost of revenues consistent with the transfer of control of the products and services to the customer. All other pre-contract costs, including start-up costs, are expensed as incurred. As of December 31, 2019 and 2018, $221,592 and $108,627 of pre-contract costs were included in inventory, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.	INVESTMENTS IN AFFILIATED COMPANIES:

	December 31,
	2019	2018
Companies accounted for under the equity method (1)	$141,594	$144,435
Companies accounted for under the fair value method (2)	51,415	46,858
Companies accounted for at cost (3)	8,565	4,887
	$201,574	$196,180

(1)    See Note 6B.
(2)    See Note 6C.
(3)    Companies accounted at cost presented less impairments. During 2019, the Company invested $5,000 in a company in Israel.

B.	INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

	December 31,
	2019	2018
Company A (1)	$77,298	$73,001
Company B (2)	19,314	19,631
Company C (3)	23,940	25,259
Company D (4)	5,028	8,724
Company E (5)	4,800	8,266
Other	11,214	9,554
	$141,594	$144,435

(1)
Company A is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Company A is engaged in the development and production of various thermal detectors and laser diodes. Company A is jointly controlled and therefore is not consolidated in the Company’s financial statements. During 2019 and 2018, the Company received dividends in the amount of $4,200 and $4,138, respectively, from Company A.

(2)
Company B is an Israeli company owned 50.00001% by the Company and 49.99999% by Rafael. Company B focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Company B with Rafael, and therefore Company B is not consolidated in the Company’s financial statements.

(3)
Company C is a U.K. joint venture held 50% by a wholly-owned U.K. subsidiary of the Company and 50% by Kellogg Brown & Root Limited. Company C is engaged in the area of flight training systems. During 2019, the Company received a dividend in the amount of $6,100 from Company C.

(4)	Company D is a European company held 33% by the Company. Company D is engaged in the area of composite aerostructure parts manufacturing for commercial aircraft.

(5)
Company E is an Israeli company held 77% by the Company, and is engaged in developing energy solutions for civilian transportation applications. During 2017, an investor invested €2,500 (approximately $2,800) in exchange for an additional 3% ownership in Company E. During 2018, due to a revaluation prepared by an independent advisor, the Company recorded an impairment of its investment in Company E in the amount of $9,737.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.	INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.):

Equity in net earnings (losses) of affiliated companies and partnerships is as follows:

	Year ended December 31,
	2019	2018	2017
Company A	$8,497	$11,340	$9,579
Company B	(317)	(2,077)	1,734
Company C	3,840	10,102	6,427
Company D	(3,696)	(6,275)	(4,129)
Company E	(3,466)	(9,737)	—
Other	(3,084)	(5,575)	(2,250)
	$1,774	$(2,222)	$11,361

The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,
	2019	2018
Current assets	$505,502	$392,144
Non-current assets	146,975	131,636
Total assets	$652,477	$523,780

Current liabilities	$151,353	$139,183
Non-current liabilities	259,404	145,501
Shareholders' equity	241,720	239,096
Total liabilities and equity	$652,477	$523,780

Income Statement Information:

	Year ended December 31,
	2019	2018	2017
Revenues	$366,178	$362,711	$466,349
Gross profit	$158,382	$94,463	$101,242
Net income	$1,890	$727	$10,338

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

C.	INVESTMENTS ACCOUNTED FOR UNDER THE FAIR VALUE METHOD:
Investments accounted for under the fair value method are evaluated by applying relevant methods as the market approach with the use of an option pricing method or the earning approach using discounted future cash flows, as follows:

	December 31,
	2019	2018
Company F (1)	$39,658	$43,350
Company G (2)	7,162	3,476
Company H (3)	4,595	32
	$51,415	$46,858

(1)
In May 2018, Company F, the Company's then wholly-owned subsidiary, which is engaged in the field of commercial cybersecurity, issued preferred shares to third party investors in return for an investment of $30,000, which reflected approximately 17% of the total outstanding share capital of the subsidiary. Although the Company holds more than 50% of the subsidiary's shares, it concluded that the rights of the preferred shareholders, as required by the investors, represent substantive participating rights because, in the aggregate, the rights entitle the investors to effectively participate in decisions that occur as part of the subsidiary’s ordinary course of business and are significant factors in directing and carrying out the activities of the business. Based on the above mentioned factors, the Company concluded that it no longer controls the subsidiary as it does not have the unilateral power to make decisions on the subsidiary's day-to-day operations, and therefore deconsolidated the subsidiary.

During 2018, the Company's management determined the equity fair value of the formerly consolidated subsidiary and of its retained non-controlling investment in this subsidiary, by performing an equity fair value analysis, which included various factors and measures including, among others, the assistance of third-party valuation specialists, by applying the market approach with the use of an option-pricing method to evaluate the fair value of the Company retained equity class investment in the formerly consolidated subsidiary, and used this equity fair value analysis as the basis to determine the recognition of gain of approximately $42,000 upon deconsolidation, included in "Other operating income, net".

During 2019, the Company re-evaluated its investment in Company F and decreased its value in the amount of approximately $3,700 (see Note 26).

(2)
During 2018, the Company established Company G, based on its in-house developed visualization technology. This company is engaged in developing surgeon-centered visualization technologies. In June 2018, an international strategic investor invested $11,500 in preferred shares in exchange for 41% of Company G's ownership interest. Although the Company holds more than 50% of the subsidiary's shares, it concluded that the rights of the preferred shareholder, as required by the investor, represent substantive participating rights because, in the aggregate, the rights entitle the investor to effectively participate in decisions that occur as part of the subsidiary’s ordinary course of business and are significant factors in directing and carrying out the activities of the business. Based on the above mentioned factors, the Company concluded that it no longer controls the subsidiary as it does not have the unilateral power to make decisions on the subsidiary's day-to-day operations, and therefore deconsolidated the subsidiary.

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

During 2019, the Company re-evaluated its investment in Company G and increased its value in the amount of approximately $ 3,700 ( see Note 26).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

C.	INVESTMENTS ACCOUNTED FOR UNDER THE FAIR VALUE METHOD (Cont.):

(3)
Company H is an Israeli company held 35% by the Company. During 2019, due to external investment in Company H, the Company recorded a gain of approximately $4,600 in its fair value. During 2018, the Company estimated the fair value of its holdings in Company H and recorded an impairment of approximately $5,100 in its fair value. (see Note 26).

Note 7 -    LONG-TERM TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS

The following table presents the components of long-term trade and unbilled receivables and contract assets as of December 31, 2019 and 2018.

	December 31,
	2019	2018
Trade and unbilled receivables	$136,540	$112,955
Contract assets (*)	122,610	184,190
	$259,150	$297,145

The majority of the long-term contract assets are expected to be billed and collected during the years 2021 - 2026. Long-term trade receivables and contract assets are mainly related to contracts with the IMOD.

(*) See Note 3.

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

The following table presents the components of long-term bank deposits and other receivables as of December 31, 2019 and 2018.

	December 31,
	2019	2018
Prepaid expenses for land rights	$15,473	$19,429
Premises evacuation building input index receivable(1)	30,867	—
Cross-currency interest rate swap	—	2,835
Long-term receivables(2)	1,247	11,696
Deposits with banks and other long-term receivables (3)	10,489	9,002
	$58,076	$42,962

(1)
During 2019, the Company sold the premises evacuation receivable to an Israeli bank and is still entitled to receive building inputs index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value (see Note 1C(5)).

(2)	As of December 31, 2018, included related legal expenses in the amount of $9,956 received during 2019 (see Note 21C).

(3)
Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code in the amount of $9,064 and $7,531 as of December 31, 2019 and 2018, respectively (see Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 9 -     LEASES

On January 1, 2019, the Company adopted ASC 842 and elected the available practical expedient to recognize the cumulative effect of initially adopting ASC 842 as an adjustment to the opening balance sheet of the period of adoption (i.e., January 1, 2019). The Company also elected the other available practical expedients, and will not separate lease components from non-lease components, and will not reassess whether contracts are or contain leases, lease classification, or initial direct costs for existing leases as of January 1, 2019. Only the minimum lease payments in accordance with ASC 842 were included in the calculation of the right-of-use ("ROU") and liability for existing leases as of January 1, 2019. The consolidated balance sheets and results from operations for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under ASC 840.

The adoption of this new standard as of January 1, 2019 materially affected the Company's consolidated balance sheets by recognizing new ROU assets and lease liabilities for operating leases in the amount of approximately $385,332.

The Company's leases mainly include buildings for its facilities worldwide and vehicles leases, which are all classified as operating leases. Certain lease agreements include rental payments that are adjusted periodically for the consumer price index ("CPI"). The ROU and lease liability were calculated using the initial CPI and will not be subsequently adjusted. Certain leases include renewal options that are exercisable in the Company's sole discretion. The renewal options were included in the ROU and include renewal options that are under the Company's sole discretion.

A.    Supplemental Consolidated Statement of Financial Position information related to leases was as follows:

December 31,
2019

Operating lease right of use assets	$365,763

Current portion of operating lease liabilities	62,565
Non-current portion of operating lease liabilities	323,287
Total operating lease liabilities	$385,852

Weighted average remaining lease term (years)	5.6
Weighted average discount rate	2.19%

B.
For the year ended December 31, 2019, cash payments against operating lease liabilities totaled $76,500 and non-cash transactions totaled $92,500 to recognize operating assets and liabilities for new leases.

Maturities of operating lease liabilities for the next five years are as follows:

December 31,
2019
2020	$71,771
2021	51,625
2022	40,830
2023	36,245
2024	33,779
2025 and thereafter	$260,925
Total	$495,175
Less - Imputed interest	109,323
Total operating lease liabilities	$385,852

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 9 -     LEASES (Cont.)

B.	Payments due under operating leases net of sublease amounts and non-cancellable future rentals under ASC 840 as of December 31, 2018, were as follows:

December 31,
2018
2019	$65,540
2020	49,142
2021	28,311
2022	21,001
2023	11,373
2024 and thereafter	87,287
Total lease payments	$262,654

C.	Expenses for the years ended December 31, 2019, 2018 and 2017 amounted to $77,880, $60,782 and $47,479, respectively.

D.
During 2019, the Company has recognized a net gain of approximately $31,815 related to sale and lease back of buildings by one of the Company Israeli subsidiary. This gain was recorded under "Other operating income, net".

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 10 -    PROPERTY, PLANT AND EQUIPMENT, NET

The following table presents the components of property, plant and equipment, net as of December 31, 2019 and 2018:

	December 31,
	2019	2018
Cost (1):
Land, buildings and leasehold improvements (2)	$796,676	$756,767
Instruments, machinery and equipment (3)	1,362,488	1,270,259
Office furniture and other	101,612	112,297
Motor vehicles and airplanes	51,890	55,947
	2,312,666	2,195,270
Accumulated depreciation	(1,546,134)	(1,508,650)
Depreciated cost	$766,532	$686,620

Depreciation expenses for the years ended December 31, 2019, 2018 and 2017 amounted to $101,087, $91,731 and $85,449, respectively.

(1)	Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $12,461 and $15,492 as of December 31, 2019 and 2018, respectively.

(2)	Set forth below is additional information regarding the real estate owned or leased by the Company:

	Israel(a)	U.S.(b)	Other Countries(c)
Owned	2,771,000 square feet	1,050,000 square feet	1,078,000 square feet
Leased	6,559,000 square feet	784,000 square feet	568,000 square feet

(a)	Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

(b)	Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of ESA primary in Texas, New Hampshire, Florida, Alabama and Virginia.

(c)	Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Latin America and Asia-Pacific.

(3)
Includes equipment produced by the Company for its own use in the aggregate amount of $118,371 and $120,093 as of December 31, 2019 and 2018, respectively, and capitalized costs related to the new ERP system (see Note 2N).

As for liens on assets – see Notes 21G and 21H.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 11 -     GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.	COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	Weighted average useful lives	December 31,

		2019	2018
Original cost:
Technology	10	$323,348	$314,511
Customer relations	14	250,145	177,878
Trademarks and other	14	200,160	188,507
		773,653	680,896
Accumulated amortization:
Technology		221,855	206,567
Customer relations		104,343	93,519
Trademarks and other		152,132	141,513
		478,330	441,599
Amortized cost		$295,323	$239,297

B.	AMORTIZATION EXPENSES

Amortization expenses amounted to $36,059, $26,474 and $28,568 for the years ended December 31, 2019, 2018 and 2017, respectively.

During 2018, the Company wrote-off impairment of $5,520 related to the IMI acquisition. See Note 1C(5).

C.	AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2020		$38,693
2021		35,521
2022		28,689
2023		25,013
2024		21,724
2025	and thereafter	145,682
		$295,323

D.	CHANGES IN GOODWILL

Changes in goodwill during 2019 were as follows:

2019
Balance, at January 1	$1,022,624
Additions (1)	288,029
Net translation differences (2)	29,964
Balance, at December 31	$1,340,617

(1)	Additions related mainly to the ENV acquisition. See Notes 1C(1) and 1C(5).

(2)	Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 12 -    SHORT-TERM BANK CREDIT AND LOANS

	Interest %	December 31,
		2019	2018
Short-term loans	L + 0.75% , P - 0.7%	$193,744	$208,606
Short-term bank credit	P + 0.1%	14,655	215
		$208,399	$208,821

Note 13 -    OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2019	2018
Payroll and related expenses	$239,406	$250,765
Provision for warranty and cost	186,109	228,236
Provision for vendors on accrued expenses	76,299	59,064
Provision for vacation pay (1)	69,811	68,273
Provision for losses on long-term contracts	96,591	97,013
Provision for income tax, net of advances	27,498	14,537
Provision for royalties	36,296	35,623
Other income tax liabilities	1,318	4,149
Value added tax (“VAT”) payable	22,910	11,460
Derivative instruments	8,326	23,936
Purchase obligations	23,984	43,137
Other (2)	263,532	245,799
	$1,052,080	$1,081,992

(1)	Long-term provision for vacation pay - see Note 20.

(2)
Includes provisions for estimated future costs in respect of (1) unbilled services of certain third parties, (2) probable loss from claims (legal or unasserted) in the ordinary course of business and (3) damages caused by the items sold and claims as to the specific products ordered.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 14 -    CONTRACT LIABILITIES (CUSTOMER ADVANCES)

	December 31,
	2019	2018
Contract liabilities	$786,411	$956,884
Less -
Contract liabilities presented under long-term liabilities	62,830	175,890
	$723,581	$780,994

Contract liabilities decreased by approximately $170,473 compared to the beginning balance as of January 1, 2019.

During the year ended December 31, 2019, the Company recognized approximately $613,557 of its contract liabilities at January 1, 2019 as revenue.

As for guarantees and liens, see Notes 21D, 21G and 21H.

Note 15 -    LONG-TERM LOANS, NET OF CURRENT MATURITIES

				December 31,
	Currency	Interest %	Years of maturity	2019	2018
Long-term loans (*)	USD	L + 1.25% - 1.75%	2020-2024	$568,550	$458,550
	NIS (**)	L + 0.8%	2021	8,256	10,636
	Other			1,223	1,272
				578,029	470,458
Less: current maturities				137,905	2,809
				$440,124	$467,649

(*)    For covenants see Note 21E.
(**)    Includes derivative instrument defined as hedge accounting. See Note 2Y and Note 2AA.

As of December 31, 2019, the LIBOR semi-annual rate for long-term loans denominated in U.S. dollars was 1.91%.

The maturities of these loans for periods after December 31, 2019, are as follows:

2020 - current maturities	$137,905
2021	164,711
2022	37,905
2023 and after	237,508
$578,029

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES

	December 31,
	2019	2018
Series A Notes	$60,764	$112,060
Less – Current maturities	(61,977)	(59,737)
Carrying amount adjustments on Series A Notes (*)	1,167	3,842
Premium on Series A Notes, net	46	138
	$—	$56,303

(*)	As a result of fair value hedge accounting, described below and in Notes 2Y and 2AA, the carrying amount of the Series A Notes is adjusted for changes in the interest rates.

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

During the years ended December 31, 2019, 2018 and 2017, the Company recorded $3,740, $5,480 and $6,112, respectively, as interest expenses and $92 as amortization of debt issuance costs and premium, net, in each of the three years ended December 31, 2019 on the Series A Notes.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 16 - SERIES A NOTES, NET OF CURRENT MATURITIES (Cont.)

The Company also entered into 10-year cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2010 NIS Series A Notes. Under the cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 1.1 billion and pays floating six-month USD LIBOR + an average spread of 1.65% on $287,000, which reflects the U.S. dollar value of the Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (six-month) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (1.92% at December 31, 2019) plus an average of 1.65% on the principal amount, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

In April 2012 and May 2012, the Company entered into cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the 2012 issuance of Series A Notes. Under these cross currency interest rate swaps, the Company receives fixed NIS at a rate of 4.84% on NIS 807 million and NIS 92 million and pays floating six-month USD LIBOR + an average spread of 2.02% on $217,300 and 2.285% on $24,100, respectively, which reflects the U.S. dollar value of the 2012 issued Series A Notes on the specific dates the transactions were consummated. Both the debt and the swap instruments pay semi-annual interest on June 30 and December 31. The purpose of these transactions was to convert the NIS fixed rate Series A Notes into USD LIBOR (six-month) floating rate obligations. As a result of these agreements, the Company is currently paying an effective interest rate of six-month LIBOR (1.92% at December 31, 2019) plus an average of 2.05% on the 2012 principal amounts, as compared to the original 4.84% fixed rate. The above transactions qualify for fair value hedge accounting.

Future principal payments for the Series A Notes, including the effect of the cross-currency interest rate swap transactions, are as follows:

December 31, 2019
2020	current maturities	$55,533

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 -     BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, IMI and its subsidiaries in Israel, a German subsidiary (the “German Subsidiary”) and a Belgian subsidiary (the “Belgian Subsidiary”) sponsor benefit plans for their employees in the U.S., Israel, Germany and Belgium, respectively, as follows:

1.	Defined Benefit Retirement Plan based on Employer’s Contributions

a)
ESA has four defined benefit pension plans (the “Plans”) which cover the employees of ESA’s three largest subsidiaries. During September, 2019, following the acquisition of the Night Vision Business, ESA accepted the transfer of sponsorship of the Pension Plan for Employees in the Night Vision Bargaining Unit which covers represented employees of ENV. Monthly benefits are based on years of service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stocks, bonds and cash by a financial institution, as the investment manager of the Plans’ assets. The service cost component of net periodic pension and other post-retirement benefit plan expense is recorded in operating profit and is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employees. The non-service cost components of net periodic pension and other post-retirement benefit plan expense (i.e., interest cost, expected return on plan assets, net actuarial gains or losses, and amortization of prior service cost or credits) are included in the line item Other (income) expense, net in the income statement. The measurement date for ESA subsidiaries' benefit obligation is December 31.

Participation in ESA’s qualified defined benefit plans was frozen as of January 1, 2010, for non-represented employees. Participation in ESA’s qualified defined benefit plans was frozen as of May 15, 2017 for represented employees. Benefit accruals ceased for non-represented employees effective December 31, 2018.

b)
IMI and subsidiaries have several post-employment benefit arrangements, which are based on collective agreements concluded with certain groups of employees before the privatization of IMI. According to these agreements, some groups of employees possess special retirement conditions and preferable rights for post-employment benefits that apply to employees who will terminate their employment in the event of relocation of plants as part of the post privatization restructuring of IMI and subsidiaries. The arrangements are determined according to the various existing formats of employment, seniority and other factors. The liabilities recognized in respect of these arrangements are calculated on an actuarial basis.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2019 and 2018:

	December 31,
	2019	2018
Changes in benefit obligation:
Benefit obligation at beginning of year	$628,424	$267,141
Benefit obligation related to acquired companies	111,654	378,055
Service cost	18,305	8,391
Interest cost	19,723	9,631
Exchange rate differences	29,778	43
Amendments	3,689	—
Actuarial loss (gain)	90,847	(20,337)
Benefits paid	(75,684)	(7,560)
Effect of curtailment	—	(6,940)
Other adjustments	4,375	—
Benefit obligation at end of year	$831,111	$628,424
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	164,282	167,961
Benefit assets related to acquired companies	91,724	—
Actual return on Plans’ assets (net of expenses)	37,901	(11,121)
Employer contribution	3,716	15,002
Benefits paid	(8,130)	(7,560)
Fair value of Plans’ assets at end of year	$289,493	$164,282
Accrued benefit cost, end of year:
Funded status	(541,623)	(464,142)
Unrecognized net actuarial loss	123,736	60,141
Unrecognized prior service cost	8	24
	$(417,879)	$(403,977)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(37,158)	(6,040)
Accrued benefit liability, non-current	(504,465)	(458,102)
Accumulated other comprehensive income, pre-tax	123,744	60,165
Net amount recognized	$(417,879)	$(403,977)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year ended December 31,
	2019	2018	2017
Components of the Plans’ net periodic pension cost:
Service cost	$18,305	$8,391	$7,655
Interest cost	19,723	9,631	9,108
Expected return on Plans’ assets	(13,507)	(12,080)	(10,203)
Amortization of prior service cost	16	64	64
Amortization of net actuarial loss	4,809	5,884	6,161
Total net periodic benefit cost	$29,346	$11,890	$12,785
Additional information
Accumulated benefit obligation	$781,749	$628,017	$259,242

	December 31,
	2019	2018
Weighted average assumptions:
Discount rate as of December 31	1.9%	3.1%
Expected long-term rate of return on Plans’ assets	7.2%	7.1%
Rate of compensation increase	0.6%	3.0%

Asset allocation by category as of December 31:

	2019	2018
Asset Category:
Equity Securities	67.2%	61.3%
Debt Securities	32.1%	38.2%
Other	0.7%	0.5%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the Plans' obligations and the expected timing of benefit payments. The target asset allocation for the Plans' years presented is as follows:

	2019	2018
Asset Category:
Equity Securities	63.0%	63.0%
Debt Securities	36.0%	36.0%
Other	1.0%	1.0%
Total	100.0%	100.0%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The fair value of the asset values by category at December 31, 2019, was as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Asset Category
Cash	$18	$18	$—	$—
Cash Equivalents:
Money Market Funds (a)	1,899	1,899	—	—
Fixed Income Securities:
Mutual Funds (b)	93,149	93,149	—	—
Equity Securities:
International Companies (c)	6,016	6,016	—	—
Mutual Funds (d)	188,411	188,411	—	—
Total	$289,493	$289,493	$—	$—

a.	This category includes highly liquid daily traded cash-like vehicles.

b.	This category invests in highly liquid mutual funds representing a diverse offering of debt issuance.

c.	This category represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or ADRs.

d.	This category represents highly liquid diverse equity mutual funds of varying asset classes and styles.

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2019 Plan year have been satisfied as of December 31, 2019. Benefit payments over the next five years are expected to be $13,579 in 2020, $14,628 in 2021, $15,697 in 2022, $16,696 in 2023 and $17,543 in 2024.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.	Retiree Medical Plan

ESA offers retiree medical benefits to a limited number of retirees, The measurement date for ESA's benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2019 and 2018:

	December 31,
	2019	2018
Change in Benefit Obligation:
Benefit obligation at beginning of period	$1,359	$1,641
Service cost	81	71
Interest cost	51	50
Actuarial (gain) loss	(34)	(353)
Employee contribution	17	19
Benefits paid	(61)	(69)
Benefit obligation at end of period	$1,413	$1,359
Change in Plan Assets:
Employer contribution	$45	$50
Employee contribution	16	19
Benefits paid	(61)	(69)
Fair value of Plan assets at end of period	$—	$—

	Year ended December 31,
	2019	2018
Accrued benefit cost, end of period:
Funded status	$(1,412)	$(1,359)
Unrecognized net actuarial (gain) loss	(1,479)	(1,610)
Accrued benefit cost, end of period	$(2,891)	$(2,969)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(86)	$(112)
Accrued benefit liability, non-current	(1,326)	(1,247)
Accumulated other comprehensive gain, pretax	(1,479)	(1,610)
Net amount recognized	$(2,891)	$(2,969)

Components of net periodic pension cost (for period):
Service cost	$81	$71
Interest cost	51	50
Amortization of net actuarial gain	(165)	(164)
Total net periodic benefit cost	$(33)	$(43)

Assumptions as of end of period:
Discount rate	2.84%	3.91%
Health care cost trend rate assumed for next year	5.50%	5.40%
Ultimate health care cost trend rate	3.84%	3.84%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.	Retiree Medical Plan (Cont.)

The effect of a 1% change in the health care cost trend rate at December 31, 2019 was as follows:

	1% increase	1% decrease
Net periodic benefit cost	$17	$(14)
Benefit obligation	$111	$(99)

3.	Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $11,569, $6,453 and $5,646 for the years ended December 31, 2019, 2018 and 2017, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

4.	Non-Qualified Defined Contribution Plan

ESA has two benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive-based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $1,955, $3,238 and $1,962 for the years ended December 31, 2019, 2018 and 2017, respectively, and the total ESA contribution to the plan was $230 for 2019. The cash surrender value of these life insurance policies at December 31, 2019 was $5,646. The total liability related to the 409(A) plan was $13,178 at December 31, 2019.

The second plan implemented is a non-qualified, defined benefit plan for certain executives of ESA. The plan provides the executives with a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. The policies are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies have a cash surrender of $3,419 at December 31, 2019. Related liability for the pension payments is $7,118 at December 31, 2019. As of December 31, 2019, all executives had partially vested balances in the plan.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 -    TAXES ON INCOME

A.	APPLICABLE TAX LAWS

(1)	Israeli Corporate Income Tax Rates

Generally, regular corporate tax rates and real capital gain tax rates in Israel were 23% for the years 2019 and 2018, and 24% for the year 2017.

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

As of December 31, 2019, the Company’s management believes that the Company and its Israeli subsidiaries met all conditions of the Law and letters of approval.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

A.	APPLICABLE TAX LAWS (Cont.)

(3)	Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (Cont.):

As of December 31, 2019, retained earnings of the Company included approximately $661,000 in tax-exempt profits earned by the Company’s Approved Enterprises. If the retained tax-exempt income were to be distributed, with respect to the Approved Enterprises it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track, and an income tax liability would be incurred of approximately $165,000 as of December 31, 2019.

The boards of directors of the Company and its applicable Israeli subsidiaries have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on exempt income attributable to the Companies’ Approved Enterprises and Privileged Enterprises, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the Approved Enterprises, Privileged Enterprises and Preferred Enterprises during the benefit period aresubject to tax at the regular corporate tax rate.

Enhancement of Current Tax Incentives Regime:
Tax incentives in Israel are also available to certain Israeli industrial companies and to R&D centers (operating on a cost plus basis) under two tracks: (i) a Preferred Enterprise and (ii) a Special Preferred Enterprise, aimed at large enterprises that meet certain investment requirements. Accordingly, a Preferred Enterprise is eligible for a reduced corporate income tax rate of 16%. However, if the company is located in Jerusalem or in certain northern or southern parts of Israel, the tax rate was further reduced to 9%. On December 15, 2016, the Finance Committee approved a further 1.5% reduction in the tax rate for such locations, from 9% to 7.5%.

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

Israeli companies that currently benefit from an Approved Enterprise or Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the Preferred Enterprise benefits by waiving their benefits under the Approved Enterprise and Privileged Enterprise status. The Company and several of its Israeli subsidiaries have elected the Preferred Enterprise status.

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

Innovation Box Regime Special Technological Preferred Enterprise
The regime was tailored by the Israeli government to a post-base erosion and profit shifting (“BEPS”) world, encouraging multinationals to consolidate IP ownership and profits in Israel along with existing Israeli research and development (“R&D”) functions. Tax benefits created to achieve this goal include a reduced corporate income tax rate of 6% on IP-based income and on capital gains from future sale of IP.

The 6% tax rate applies to qualifying Israeli companies that are part of a group with global consolidated revenue of over NIS 10 billion (approximately US $2.8 billion). Other qualifying companies with global consolidated revenue below NIS 10 billion are subject to a 12% tax rate. However, if the Israeli company is located in Jerusalem or in certain northern or southern parts of Israel, the tax rate is further reduced to 7.5%. Additionally, withholding tax on dividends for foreign investors is subject to a reduced rate of 4% for all qualifying companies (unless further reduced by a treaty).

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

On May 16, 2017, the Knesset Finance Committee approved the regulations effective as of January 1, 2017. As of December 31, 2019, the Company's management believes that Elbit Systems' and certain of its Israeli subsidiaries' meet the conditions and qualify as a "Special Preferred Technological Enterprise" tax regime.

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

C.	INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31,
	2019	2018	2017
Income before taxes on income:
Domestic	$174,522	$195,491	$245,680
Foreign	71,773	41,831	39,166
	$246,295	$237,322	$284,846

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

D.	TAXES ON INCOME

	Year ended December 31,
	2019	2018	2017
Current taxes:
Domestic	$28,613	$17,805	$24,070
Foreign	15,990	7,672	12,070
	44,603	25,477	36,140
Adjustment for previous years:
Domestic (*)	(20,688)	(1,287)	(2,481)
Foreign	26	(1,266)	(1,849)
	(20,662)	(2,553)	(4,330)
Deferred income taxes:
Domestic	(391)	5,387	12,700
Foreign (**)	(4,136)	(1,866)	11,075
	(4,527)	3,521	23,775
Total taxes on income	$19,414	$26,445	$55,585

Total:
Domestic	$7,534	$21,905	$34,289
Foreign	11,880	4,540	21,296
Total taxes on income	$19,414	$26,445	$55,585

(*)     During 2019, tax benefits mainly related to settlements. See Note 18E
(**)     Includes $10,950 in deferred tax asset adjustments in 2017, related to the tax reform in the U.S.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2019	2018
Balance at the beginning of the year	$59,944	$55,087
Additions related to interest and currency translation	4,582	(1,241)
Additions based on tax positions related to prior period	11,543	4,625
Reductions related to tax positions taken during a prior period	(152)	119
Reductions related to settlement of tax matters	(40,648)	(1,294)
Additions based on tax positions taken during the current period	18,272	3,157
Reductions related to a lapse of applicable statute of limitation	(274)	(509)
Balance at the end of the year	$53,267	$59,944

At December 31, 2019 and 2018, the Company had a provision for unrecognized tax benefits of $53,267 and $59,944, respectively, including an accrual of $1,946 and $4,507 for the payment of related interest and penalties, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2019 and 2018 the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. As a result of the settlement of the tax matters, the Company recorded tax benefits of approximately $40,648 and $1,294 during the years 2019 and 2018 respectively, in the statements of income in “taxes on income”. Following the examination by the Israeli Tax Authority, the Company applied some of the items for which a settlement was reached to subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. Certain Israeli subsidiaries of the Company are currently undergoing tax audits by the Israeli Tax Authority.

As a result of ongoing examinations, tax proceedings in certain countries and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2019, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.	DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

	December 31,
	2019	2018
Deferred tax assets:
Reserves and allowances	$90,430	$52,691
Property, plant and equipment	9,500	465
Operating lease right of use assets	32,866	—
Other assets	45,323	47,354
Net operating loss carry-forwards	65,491	63,945
	243,610	164,455

Valuation allowance	(154,158)	(121,651)
Net deferred tax assets	89,452	42,804

Deferred tax liabilities:
Intangible assets	(1,121)	(2,640)
Property, plant and equipment	(9,573)	(10,132)
Operating lease liabilities	(32,467)	—
Reserves and allowances	(19,311)	(10,110)
	(62,472)	(22,882)
Net deferred tax assets(*)	$26,980	$19,922

Deferred tax assets and liabilities are measured based on the enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid.

(*) The net deferred tax assets as of December 31, 2018 include deferred tax liability in the amount of $1,400 with respect to investment in subsidiaries at fair value, and a deferred tax asset in the same amount with respect to capital gain losses that can be utilized in case of realization of this investment.

G.	CARRY-FORWARD TAX LOSSES

As of December 31, 2019, the Company and its Israeli subsidiaries had estimated total available carry-forward operating tax losses of approximately $414,576, and its non-Israeli subsidiaries had estimated available carry-forward operating tax losses of approximately $24,560. The Company had also carry-forward capital losses of approximately $58,673, out of which a valuation allowance was provided in the sum of approximately $42,899.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

H.	RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31,
	2019	2018	2017
Income before taxes as reported in the consolidated statements of income	$246,295	$237,322	$284,846
Statutory tax rate	23.0%	23.0%	24.0%
Theoretical tax expense	$56,648	$54,584	$68,363
Tax benefit arising from reduced rate as an “Approved, Privileged and Preferred Enterprise” and other tax benefits (*)	(22,073)	(17,132)	(15,749)
Tax adjustment in respect of different tax rates for foreign subsidiaries	(1,580)	687	2,946
Changes in carry-forward losses and valuation allowances	22	927	4,135
Taxes resulting from non-deductible expenses	1,506	2,159	1,634
Difference in basis of measurement for financial reporting and tax return purposes	6,609	(13,775)	(3,257)
Taxes in respect of prior years (see Note 18D above)	(20,662)	(2,553)	(4,330)
Other differences, net	(1,056)	1,548	1,843
Actual tax expenses	$19,414	$26,445	$55,585
Effective tax rate	7.88%	11.14%	19.51%

(*) Net earnings per share – amounts of the benefit resulting from the Approved, Privileged and Preferred Enterprises:
Basic and diluted	$0.50	$0.40	$0.37

I. REORGANIZATION

On May 16, 2019, a Tax Ruling was received from the Israeli Tax Authority regarding a reorganization in the Company's group according to Section E2 of the Israeli Tax Ordinance. The tax exempt reorganization included several stages, mainly the split of its subsidiary Elbit Systems Land and C4I Ltd., where the teleprocessing, radio and cyber activities would remain in the subsidiary, and the land and armored-vehicles activities would be split into a new company - Elbit Systems Land Ltd. According to the Tax Ruling, the restructuring date is December 31, 2018.

J.	FINAL TAX ASSESSMENTS

Final income tax assessments have been received by the Company up to and including the tax year 2017 and by certain subsidiaries up to 2014 and 2015.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 -    DERIVATIVE FINANCIAL INSTRUMENTS

A.	FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair values of the Company’s outstanding derivative instruments as of December 31, 2019 and December 31, 2018 are summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31,		December 31,
	2019	2018	2019	2018
Derivatives designated as hedging instruments
Foreign exchange contracts	23,820	22,327	7,489	22,637
Cross-currency interest rate swaps	6,183	4,378	—	—
	$30,003	$26,705	$7,489	$22,637
Derivatives not designated as hedging instruments
Foreign exchange contracts	66	222	337	1,299
	$66	$222	$337	$1,299

(*)	Presented as part of other receivables and long-term other receivables.

(**)	Presented as part of other payables and long-term other payables.

B.	EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2019 and December 31, 2018, are summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain (Loss) on of Derivative Reclassified from Accumulated Other Comprehensie Income (*),(**)		Amount Excluded from Effectiveness Testing Recognized in Income (***)
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Derivatives designated as hedging instruments:
Foreign exchange contracts	$24,328	$(6,249)	$13,057	$10,180	$5,447	$2,726
Derivatives not designated as hedging instruments:
Foreign exchange contracts and other derivatives instruments	$—	$—	$—	$—	$(1,876)	$1,457

(*)	Presented as part of revenues/cost of revenue and equity in net earning of affiliated companies and partnerships.

(***)
As of December 31, 2019, this amount includes gains of $2,327 reclassified into earnings as a result of the discontinuance of cash flow hedges because it was probable that the original forecast transaction would not occur by the end of the originally specified time frame.

(***)	As of December 31, 2019, presented as part of revenues. As of December, 2018, presented as part of financial income (expenses), net.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.	NET EFFECT OF CROSS-CURRENCY SWAPS

The net effect on earnings from the cross-currency swaps in 2019 was a gain of approximately $3,900, of which approximately $3,300 was offset against exchange rate difference related to Series A Notes and approximately $600 was offset against interest expenses.

D.	FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2019 is summarized below:

	Forward contracts
	Buy		Sell
	December 31,		December 31,
	2019	2018	2019	2018
Euro	$81,258	$102,485	$330,433	$414,211
GBP	9,380	6,764	38,606	23,559
NIS	—	598,200	—	—
Other	35,662	41,467	63,093	57,266
	$126,300	$748,916	$432,132	$495,036

Note 20 -    OTHER LONG-TERM LIABILITIES

The following table presents the components of other long-term liabilities as of December 31, 2019 and 2018:

	December 31,
	2019	2018
Purchase obligations	$132,504	$128,739
Provision for vacation pay	33,094	31,310
Accrued expenses on evacuation(*)	41,805	—
Other	18,075	10,558
	$225,478	$170,607

(*)    Accrued expenses on evacuation - expenses related to relocation of certain of IMI's facilities (see Note 1C(5)).

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

Royalties expenses amounted to $9,878, $7,559 and $10,424 in 2019, 2018 and 2017, respectively.

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

At December 31, 2019, the Company had outstanding buy-back obligations totaling approximately $1,345,000 that extend through 2028.

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

In 2015, Elbit Systems of America, LLC and Elbit Systems Land & C4I Ltd. (collectively “Elbit”) filed a claim for patent infringement in the U.S. District Court for the Eastern District of Texas (the “Court”) against Hughes Network Systems, LLC (“Hughes”), Black Elk Energy Offshore Operations, LLC (“Black Elk”), Blue Tide Communications, Inc. (“Blue Tide”) and Country Home Investments, Inc. (“Country Home”) (Hughes, Black Elk, Blue Tide and Country Home are referred to collectively as the “defendants”). The claim alleges that the defendants infringed the Company's patents relating to “Reverse Link for a Satellite Communications Network” and “Infrastructure for Telephony Network”. In June 2017, Elbit voluntarily dismissed Blue Tide and Country Home as defendants, and Black Elk was dismissed earlier since it was in bankruptcy. A trial was conducted before a jury from July 31 - August 7, 2017. The jury concluded that Hughes infringed Elbit's patents, rejected Hughes' invalidity arguments and returned a damages verdict in Elbit's favor of $21,075. The Court confirmed the jury's verdict and awarded post-trial royalties of an additional $4,680, additional pre-trial royalties of approximately $1,000 and interest in an amount to be determined upon final judgment. In addition, the Court granted Elbit's request that the case be deemed exceptional and Elbit be entitled to legal fees. Hughes appealed the Court's rulings to the U.S. Court of Appeals for the Federal Circuit. Briefing on the appeal was completed in November 2018. In December 2019, the case was settled whereby Hughes paid Elbit $33,000, of which a gain of approximately $13,600 included in general and administrative expenses.

D.	GUARANTEES

As of December 31, 2019, guarantees in the amount of approximately $1,982,558 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain contract liabilities (advances from customers) and performance obligation and employee benefit plans.

E.	COVENANTS

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

As of December 31, 2019, the Company met all financial covenants.

F.	CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in various countries. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and typically include the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2019 and 2018, the purchase commitments were $2,248,000 and $1,775,000, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

G.	FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of approximately $1,982,558 as of December 31, 2019, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

H.	LIEN ON APPROVED ENTERPRISES

A lien on the Company’s Approved Enterprises has been registered in favor of the State of Israel. See Note 18A.

Note 22 - SHAREHOLDERS’ EQUITY

A.	SHARE CAPITAL

Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.	TREASURY SHARES

In April 2019, the Company sold in a private placement to institutional investors in Israel 1,408,921 ordinary shares, at a price per share equal to $131.81. As part of the private placement the shares were registered with the SEC.

C.	2018 EQUITY INCENTIVE PLAN

In February 2018 the Company's Board of Directors approved the 2018 Equity Incentive Plan for Executive Officers (the “2018 Equity Incentive Plan”). The purpose of this plan was to enable the Company to link the compensation and benefits of its Executive Officers with the future growth and success of the Company and its Affiliates and with long-term shareholder value. The 2018 Equity Incentive Plan consists of 1,000,000 options (the "Options") to be exercised using a “Net-Exercise Mechanism,” which entitles the recipients to exercise the Options for an amount of shares reflecting only the benefit factor. The Options were allocated, subject to the required approvals, to the Company's Israeli Executive Officers.

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

As of December 31, 2019, there were 95,000 options available for future grants under the 2018 Equity Incentive Plan.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

C.	2018 EQUITY INCENTIVE PLAN (Cont.)

The following is a summary of Elbit Systems' share option activity under the 2018 Equity Incentive Plan:

	2019		2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding - beginning of the year	965,000	128.48	—	—
Granted	—	—	965,000	128.48
forfeited	(60,000)	128.91	—	—
Outstanding - end of the year	905,000	128.45	965,000	128.48

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2019. This amount changes, based on the market price of the Company’s stock and the average exercise price of in-the-money options. Aggregate intrinsic value of outstanding options as of December 31, 2019, was $23,943.

As of December 31, 2019, there was $15,047 of total unrecognized compensation cost related to share-based compensation arrangements granted under Elbit Systems’ stock option plan. That cost is expected to be recognized over a weighted average period of 4 years.

As of December 31, 2019, 899,932 options were expected to be vested at a weighted average exercise price of $128.45 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2019, is approximately 3.95, and their aggregate intrinsic value is zero.

D.	OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

The options outstanding as of December 31, 2019, have been separated into ranges of exercise prices, as follows:

	Options outstanding
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share
$121.42 - $128.91	905,000	3.95	$128.45

Compensation expenses related to the 2018 Equity Incentive Plan amounted to $3,994 and $1,387 for the years ended December 31, 2019 and 2018 respectively, which were recognized, as follows:

	Year ended December 31,
	2019	2018
Cost of revenues	$3,424	$1,189
General and administration expenses	570	198
	$3,994	$1,387

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

E.	COMPUTATION OF EARNINGS PER SHARE
Computation of basic and diluted net earnings per share:

	Year ended December 31, 2019			Year ended December 31, 2018			Year ended December 31, 2017
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$227,857	43,787	$5.20	$206,738	42,789	$4.83	$239,109	42,786	$5.59

Effect of dilutive securities:
Employee stock options	—	61		—	—		—	3
Diluted net earnings	$227,857	43,848	$5.20	$206,738	42,789	$4.83	$239,109	42,789	$5.59

(*) In thousands.

F.	2018 PHANTOM BONUS RETENTION PLAN

In August 2018, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Officers, who are not Executive Officers (the “2018 Phantom Plan”).

The 2018 Phantom Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the 2018 Phantom Plan. As of December 31, 2019, 1,333,850 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $141.20.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2018 Phantom Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $9,595 and $1,064, during the years ended December 31, 2019 and 2018, respectively, as compensation costs related to the phantom bonus units granted under the 2018 Phantom Plan, as follows:

	Year ended December 31,
	2019	2018
Cost of revenues	$5,530	$598
General and administration expenses	2,447	277
Marketing and selling	1,618	187
	$9,595	$1,064

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

The 2012 Phantom Bonus Retention Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. There were no new grants during 2019 and 2018, under the 2012 Phantom Bonus Retention Plan.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2012 Phantom Bonus Retention Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $1,858, $2,628 and $28,254 in the years ended December 31, 2019, 2018 and 2017, respectively, as compensation costs related to the phantom bonus units granted under the 2012 Phantom Bonus Retention Plan, as follows:

	Year ended December 31,
	2019	2018	2017
Cost of revenues	$426	$985	$10,199
General and administration expenses	1,160	1,225	13,948
Marketing and selling	272	418	4,107
	$1,858	$2,628	$28,254

H.	DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 23 -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.	REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS AS FOLLOWS:

	Year ended December 31,
	2019	2018	2017
North America	$1,260,487	$979,165	$827,608
Asia-Pacific	1,029,635	791,821	670,490
Israel	1,064,789	740,232	741,873
Europe	853,656	737,051	763,963
Latin America	158,059	192,406	193,369
Other	141,774	243,009	180,522
	$4,508,400	$3,683,684	$3,377,825

B.	REVENUES ARE GENERATED BY THE FOLLOWING AREAS OF OPERATIONS:

	Year ended December 31,
	2019	2018	2017
Airborne systems	$1,617,243	$1,470,082	$1,272,075
C4ISR systems	1,161,480	1,130,092	1,144,789
Land systems	1,228,348	649,141	503,878
Electro-optic systems	374,359	333,855	341,215
Other (*)	126,970	100,514	115,868
	$4,508,400	$3,683,684	$3,377,825

(*)    Mainly non-defense engineering and production services.

C.	MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year ended December 31,
	2019	2018	2017
IMOD	15%	13%	19%

D.	LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

	Year ended December 31,
	2019	2018	2017
Israel	$1,621,653	$1,541,195	$922,367
U.S.	501,985	245,865	147,255
Other	278,834	161,481	178,497
	$2,402,472	$1,948,541	$1,248,119

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 24 -    RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2019	2018	2017
Total expenses	$368,652	$317,690	$301,382
Less - grants and participations	(36,895)	(30,338)	(36,322)
	$331,757	$287,352	$265,060

Note 25 -    FINANCIAL EXPENSES, NET

	Year ended December 31,
	2019	2018	2017
Expenses:
Interest on long-term bank debt	$(13,854)	$(13,718)	$(2,779)
Interest on Series A Notes, net	(3,757)	(5,494)	(6,112)
Interest on short-term bank credit and loans	(10,576)	(9,073)	(8,432)
Guarantees	(10,600)	(9,027)	(7,105)
Loss from revaluation of lease liabilities and exchange rate differences, net	(24,607)	(3,362)	(4,487)
Other	(9,635)	(5,807)	(7,148)
	(73,029)	(46,481)	(36,063)
Income:
Interest on cash, cash equivalents and bank deposits	1,595	1,115	751
Other	2,362	1,305	810
	3,957	2,420	1,561
	$(69,072)	$(44,061)	$(34,502)

Note 26 -    OTHER INCOME, NET

	Year ended December 31,
	2019	2018	2017
Pension non-service cost(1)	$(10,920)	$(3,794)	$(5,130)
Revaluation of investment(2)	8,281	—	—
Impairment of investment(3)	(3,692)	(7,807)	—
Other	88	152	48
	$(6,243)	$(11,449)	$(5,082)

(1)	Pension non-service cost according to ASU 2017-07. See Note 2S.

(2)	During 2019, the Company recognized gain as a result of revaluation of two of its investments in affiliated companies.

(3)
During 2019, the Company recognized an impairment related to one of its investments (see Note 6C(1)). During 2018 the Company recognized an impairment related to two investments, an amount of approximately $5,100 is related to impairment of an investment measured under the fair value option (see Note 6C(3)), and an amount of $2,700 is related to an investment accounted under the cost method (see Note 1C(4)).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 27 -    RELATED PARTIES' TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2019	2018	2017
Income -
Sales to related-party companies (*)	$183,012	$181,566	$179,867
Participation in expenses	$2,576	$2,580	$2,625
Cost and expenses -
Supplies from related parties (**)	$13,467	$8,188	$16,900

Balances:	December 31,
	2019	2018
Trade receivables and other receivables (*)	$73,076	$103,035
Trade payables and advances (**)	$23,518	$33,868

The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)	A significant portion of the sales and balances include sales of helmet mounted cueing systems purchased from the Company by a 50%-owned subsidiary of ESA.

(**)
Includes mainly electro-optics components and sensors, purchased by the Company from a 50%-owned Israeli partnership, and electro-optics products purchased by the Company from another 50%-owned Israeli subsidiary.

¬ ¬ ¬

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year ended December 31, 2019:
Provisions for Losses on Long-Term Contracts (*)	118,672	41,359	29,320	—	130,711
Provisions for Claims and Potential Contractual Penalties and Others	8,541	851	4,606	—	4,786
Allowance for Doubtful Accounts	11,308	1,105	1,856	—	10,557
Valuation Allowance on Deferred Taxes	121,651	22	—	32,485	154,158

Year ended December 31, 2018:
Provisions for Losses on Long-Term Contracts (*)	46,778	19,842	20,396	72,448	118,672
Provisions for Claims and Potential Contractual Penalties and Others	5,406	801	940	3,274	8,541
Allowance for Doubtful Accounts	9,585	1,548	1,813	1,988	11,308
Valuation Allowance on Deferred Taxes	7,326	1,401	473	113,397	121,651

Year ended December 31, 2017:
Provisions for Losses on Long-Term Contracts (*)	83,348	14,149	50,719	—	46,778
Provisions for Claims and Potential Contractual Penalties and Others	4,484	1,186	264	—	5,406
Allowance for Doubtful Accounts	7,416	2,541	372	—	9,585
Valuation Allowance on Deferred Taxes	6,605	798	77	—	7,326

(*)
An amount of $34,120 and $21,659 and $22,690 as of December 31, 2019, 2018 and 2017, respectively, is presented as a deduction from inventories, and an amount of $96,591 and $97,013 and $24,088 as of December 31, 2019, 2018 and 2017, respectively, is presented as part of other payables and accrued expenses.

S-1