Form 20-F
period 2020-12-31
ELBIT SYSTEMS LTD
filed 2021-03-24
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

□ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2020
Commission File No. 0-28998

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

ELBIT SYSTEMS LTD.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Israel
(Jurisdiction of incorporation or organization)
Advanced Technology Center, Haifa 3100401, Israel
(Address of principal executive offices)
Joseph Gaspar, E-mail: j.gaspar@elbitsystems.com, Tel. 972-77-294-6404, Fax:972-77-294-6944
Advanced Technology Center, P.O. Box 539 , Haifa 3100401, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value 1.0 New Israeli Shekel per share	ESLT	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 44,198,330 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes     □ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

□ Yes     ☒ No
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     □ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes     □ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer", "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting ☐ Standards as issued by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

□ Item 17        □ Item 18
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes     □ No

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐ Yes     ☒ No

PART I

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

Cautionary Statement with Respect to Forward-Looking Statements

    This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and the Israeli Securities Law, 1968. These statements relate to our current plans, estimates, strategies, goals, beliefs, intents, expectations, assumptions and projections about future events and as such do not relate to historical or current fact. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.

    Forward-looking statements contained herein generally are identified by the words “anticipate”, “intend”, “believe”, "estimate," “project”, “expect”, “will likely result”, “strategy”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue”, “will likely result” and similar expressions, and the negatives thereof. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties, the outcomes of which cannot be predicted. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation:

•governmental regulations and approvals;

•changes in governmental budgeting priorities;

•general market, political, health (including the Covid-19 pandemic) and economic conditions in the countries in which we operate or sell, including Israel and the United States among others;

•the development and launch of our products, or their market acceptance;

•our projected expenses and capital expenditures;

•differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts;

•fluctuations in foreign currency exchange rates;

•the scope and length of customer contracts;

•our ability to achieve strategic goals from acquisitions of businesses and the risks associated with the integration of such businesses;

•our ability to protect our proprietary information and avoid, withstand and/or recover from cyber attacks on our systems;

•the effect of competitive products, technology and pricing;

•our ability to attract, incentivize and retain key employees;

•changes in applicable tax rates;

•inventory write-downs and possible liabilities to customers from program cancellations due to political relations between Israel and countries where our customers may be located; and

•the outcome of legal and/or regulatory proceedings.

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

Item 3.    Key Information.

Risk Factors

We attempt to identify, manage and mitigate risks to our business. However, some of these risks are not within our control, and risks and uncertainty cannot be fully eliminated or predicted. Prior to investing in our ordinary shares you should carefully consider the following risk factors as well as other information contained in this annual report. The risk factors presented below may not necessarily be in order of importance or probability of occurrence.

Risks Related to Our Operations

A cyber or security attack/incident resulting in a breach, disruption or failure in our or our supply chain's digital environment could adversely affect us. Our operations depend heavily on the continued and secure functioning of our varied digital environment software and hardware that stores, processes and transmits data from and to us and our business partners. This digital environment is subject to breach, damage, destruction, disruption, malfunction or failure from, among other things, cyber attacks and other unauthorized intrusions, power losses, telecommunications failures, earthquakes, fires and other natural disasters.

We have been subjected to attempted cyber attacks, ranging from standard phishing mails to sophisticated campaigns. Our computer and communications systems, databases and users face ongoing threats of malicious software (malware), social engineering, distributed denial of service (DDoS), malicious code, zero-day vulnerabilities and other security problems and system disruptions carried out by different threat actors. In particular, we may be targeted by experienced computer programmers and hackers (including those sponsored by or acting for foreign governments or terrorist organizations) who may attempt to penetrate or circumvent our advanced cyber security defenses and damage or disrupt our digital environment in order to misappropriate or compromise our intellectual property or other proprietary or protected information or that of our customers and other business partners.

    Governmental and other end users and customers are increasingly requiring us and our supply chain to meet specific computer system cyber protection and information assurance requirements and standards as a pre-condition for us to receive customer program-related information. We devote significant resources to configure, operate, maintain, monitor, upgrade and continuously improve the security of our systems and databases and to meet applicable customer requirements regarding their protection. However, despite our efforts to secure our systems and databases and meet cyber protection and information assurance requirements, we may still face system failures, data breaches, loss of intellectual property and interruptions in our operations, which could have a material adverse effect on our business, reputation, financial condition and results of operations.

Our operations may be negatively impacted by the Coronavirus pandemic. International health epidemics from communicable diseases, such as the outbreak of the Coronavirus disease in 2019 (Covid-19), may impair our operations. We actively assess the potential impact of the Covid-19 pandemic on our operations, including on our employees, customers, suppliers and logistics/transport providers. In addition, we monitor the possible impact of governmental actions being taken to curtail the spread of the virus, such as roll-out of vaccinations, instructions regarding quarantine of individuals, restrictions on holding of large scale events, workplace restrictions and international travel guidance.  We evaluate short-term and potential medium and long-term impacts of the pandemic on the defense, homeland security and commercial aviation markets and continue to see a slow-down in our commercial aviation business. We also monitor the impact of the pandemic on our industry and on governmental priorities and budgets, both in Israel and worldwide, as well as the pandemic's macro-economic implications. Although we generally have been able to continue our business activities as of the date of this annual report, we cannot presently estimate the future impact of Covid-19. The continued spread of that disease could prevent our employees, customers, supply chain and other business partners from conducting normal activities, potentially resulting in cessation, reduction or delay of business either voluntarily or by governmental mandate and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We face acquisition and integration risks. From time to time we make equity or asset acquisitions and investments in companies and technology ventures. Such acquisitions generally are intended to achieve various strategic initiatives including the expansion of our product or service offerings, technical capabilities or customer base. See Item 4. Information on the Company – Mergers, Acquisitions and Divestitures. These acquisitions involve risks and uncertainties such as:

•our pre-acquisition due diligence may fail to identify material risks;
•significant acquisitions may negatively impact our financial results, including cash flow and financial liquidity;
•significant goodwill assets recorded on our consolidated balance sheet from prior acquisitions are subject to impairment testing, and unfavorable changes in circumstances could result in impairment to those assets;
•acquisitions may result in significant additional unanticipated costs associated with price adjustments or write-downs;
•we may not integrate newly-acquired businesses and operations in an efficient and cost-effective manner;
•relocation or combination of facilities of acquired businesses may be more costly or time consuming than planned;
•we may fail to achieve the strategic objectives, synergies, cost savings, financial and other benefits expected from acquisitions;
•the technologies acquired may not prove to be those needed to be successful in our markets, may be less mature than anticipated, may not have adequate intellectual property rights protection or may infringe proprietary rights of others;
•we may assume significant liabilities and exposures that exceed the enforceability or other limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for tax or regulatory compliance issues, such as anti-corruption and environmental compliance, that may result in our incurring successor liability;
•we may fail to retain key employees of the acquired businesses;
•the attention of senior management may be diverted from our existing operations;
•we may be exposed to potential shareholder claims if we acquire a significant interest in a publicly traded company; and
•certain of our newly acquired operating subsidiaries in various countries could be subject to more restrictive regulations by the local authorities after our acquisition, including regulations relating to foreign ownership of, and export authorizations for, local companies, which could adversely impact the acquisition's value.
We cannot assure that these risks or other unforeseen factors will not offset the intended benefits of the acquisitions, and such risks could have a material adverse effect on our financial condition and results of operation.

We may experience production delays, discontinuation of supply or liability if suppliers fail to make compliant or timely deliveries. The manufacturing process for some of our products largely consists of the assembly, integration and testing of purchased components. Some components are available from a small number of suppliers, and in a few cases a single source. If a supplier stops delivery of such components, finding another source could result in added cost and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule, information assurance, regulatory compliance or other obligations we could be held liable by our customers, and we may be unable to obtain full or partial recovery from our subcontractors for those liabilities. The foregoing disruptions could have a material adverse effect on our operating results.

We may be affected by failures of our prime contractors. We often act as a subcontractor, and a failure of a prime contractor to meet its obligations may affect our ability to receive payments under our subcontract.

Undetected problems in our products or manufacturing processes could impair our financial results and give rise to potential product liability or breach of contract claims. If there are defects in the design, production or testing of our or our subcontractors’ products and systems, including our products sold for safety purposes in the homeland security and commercial aviation areas, or if the cyber protection measures included in our products do not operate as intended, we could face substantial repair, replacement or service costs, potential liability and damage to our reputation. Similar issues could arise if we fail to timely implement our manufacturing processes. In addition, we must comply with regulations and practices to prevent the use of parts and components that are considered as counterfeit or that violate third party intellectual property rights. We may not be able to obtain product liability or other insurance to fully cover such risks, and our efforts to implement appropriate design, testing and manufacturing processes for our products or systems may not be sufficient to prevent such occurrences, which could have a material adverse effect on our business, results of operations and financial condition.

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

Risks Related to Our Markets and Industry

Our future success in a competitive industry depends on our ability to develop new offerings and technologies. The markets we serve are highly competitive and characterized by rapid changes in technologies and evolving industry standards. In addition, some of our systems and products are installed on platforms that may have a limited life or become obsolete. Unless we develop new offerings or enhance our existing offerings, we may be susceptible to loss of market share resulting from the introduction of new or enhanced offerings by competitors. We compete with many large and mid-tier defense, homeland security and commercial aviation contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are larger and have greater resources than us, and therefore may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs. Accordingly, our future success will require that we:

•identify emerging technological trends;
•identify additional uses for our existing technology to address customer needs;
•develop and maintain competitive products and services;
•add innovative solutions that differentiate our offerings from those of our competitors;
•bring solutions to the market quickly at cost-effective prices;
•develop working prototypes as a condition to receiving contract awards; and
•structure our business, through joint ventures, teaming agreements and other forms of alliances, to reflect the competitive environment.
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

We face risks in our international operations. We derive a significant portion of our revenues from international sales. Entry into new markets as well as changes in international, political, economic or geographic conditions could cause significant reductions in our revenues, which could harm our business, financial condition and results of operations. In addition to the other risks from international operations set forth elsewhere in these Risk Factors, some of the risks of doing business internationally include international trade sanctions, imposition of tariffs and other trade barriers and restrictions. While we have not been significantly impacted by BREXIT, imposition of import restrictions or tariffs by any government could lead to retaliatory actions by other countries with broad effects in many industries and economies internationally. Broad-based international trade conflicts could have negative consequences on the demand for our products and services outside Israel. Other risks of doing business internationally include political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships and increasing instances of terrorism worldwide. Some of these risks may be affected by Israel’s overall political situation. See “Risks Related to Our Israeli Operations” below.

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

Certain of our contracts may be terminated for convenience of the customer. Our contracts with customers often contain provisions permitting termination for convenience of the customer. In a minority of such contractual arrangements, an early termination for convenience would not entitle us to reimbursement for a proportionate share of our fee or profit for work still in progress.

Financial-Related Risks

We face currency exchange risks. We generate a substantial amount of our revenues in currencies other than the U.S. dollar (our financial reporting currency), mainly New Israeli Shekels (NIS), Great Britain Pounds (GBP), Euro, Brazilian reals, Australian dollars and Indian rupees, and we incur a substantial amount of our expenses (primarily human resources, operational and supply chain expenses) in currencies other than the U.S. dollar, mainly NIS. To the extent we derive our revenues or incur our expenses in currencies other than the U.S. dollar, we are subject to exchange rate fluctuations between the U.S. dollar and such other currencies. For example, we could be negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Certain currency derivatives we use to hedge against exchange rate fluctuations may not fully protect against sharp exchange rate fluctuations, and in some cases we may not be able to adequately hedge against all exchange rate fluctuations. In addition, our international operations expose us to the risks of price controls, restrictions on the conversion or repatriation of currencies, or even devaluations or hyperinflation in the case of currencies issued by countries with unstable economies. All of these currency-related risks could have a material adverse effect on our financial condition and financial results. See below “Risks Related to Our Israeli Operations – Changes in the U.S. Dollar – NIS Exchange Rate” and Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates.

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

Our backlog of projects under contract is subject to unexpected adjustments, delays in payments and cancellations. Our backlog includes revenue we expect to record in the future from signed contracts and certain other commitments. Many projects may remain in our backlog for an extended period of time because of the size or long-term nature of the contract. In addition, from time to time, for reasons beyond our control (including economic conditions, exchange rate fluctuations or customer needs), projects are delayed, scaled back, stopped or cancelled, or the customer delays making payments, which may adversely affect the revenue, profit and cash flow that we ultimately receive from contracts reflected in our backlog.

We have risks related to the inherent limitations of internal control systems. We are subject to a range of requirements relating to internal controls over financial reporting. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud, which may not be detected. A control system, which is increasingly based on computerized processes, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. In addition, the benefit of each control must be considered relative to its cost, and the design of a control system must reflect such reasonable resource constraints. Implementation of changes or updates to our control systems, including implementation of our enterprise resource planning (ERP) system at additional sites, may encounter unexpected difficulties. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts, by collusion of two or more persons or by management override of the controls. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with applicable policies or procedures may deteriorate. See Item 15. Controls and Procedures. Failure to maintain effective internal controls could adversely affect our financial results as well as lead to investigations or sanctions by regulatory authorities.

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

We are subject to buy-back obligations. A number of our international programs require us to meet “buy-back” or "offset" obligations. See Item 5. Operating and Financial Review and Prospects – Off Balance Sheet Transactions. If we, or the local companies we contract with, become unable to meet such obligations, we may be subject to contractual penalties, and our chances of receiving further business from the applicable customers could be impaired.

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

Changes to tax laws in any of the jurisdictions in which we operate could materially affect our financial position, results of operations and cash flow. Tax laws, including tax rates, in the jurisdictions in which we operate are often unsettled and may be subject to significant change. For example, U.S. tax reform enacted in 2017 (informally titled the Tax Cuts and Jobs Act) introduced a number of significant changes to the U.S. federal income tax rules. Furthermore, members of the U.S. Congress and the administration of U.S. President Joseph Biden have expressed an intent to enact legislation to change or repeal parts of current U.S. income tax law. Changes in tax laws, treaties or regulations, and their interpretation or enforcement, are unpredictable. Any of these occurrences could have a material adverse effect on our financial position, results of operations and cash flow.

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

Risks Related to Legal and Regulatory Requirements

We are subject to government procurement and anti-bribery/corruption rules and regulations. We are required to comply with government contracting rules and regulations relating to, among other things, cost accounting, sales of various types of munitions, anti-bribery and procurement integrity, which increase our performance and compliance costs. See Item 4. Information on the Company – Governmental Regulation. Our supply chain is also required to comply with many of these regulations. Failure to comply with these rules and regulations, whether directly or indirectly, could result in the modification, termination or reduction of the value of our contracts, the assessment of penalties and fines against us, our suspension or debarment from government contracting or subcontracting for a period of time or criminal sanctions against us, our employees or our supply chain, all of which could negatively impact our results of operations and financial condition. We engage in certain markets considered to have high bribery and corruption risks. Investigations by government agencies have become more frequent in a number of countries, including Israel and the U.S.
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
Our business depends on proprietary technology that may be infringed or disclosed without our authorization. Many of our systems and products depend on our proprietary technology for their success. Like other technology-oriented companies, we rely on a combination of intellectual property (IP), some of which is not formally protected. Our formally protected IP includes patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure agreements, confidentiality provisions in sales, procurement, employment and other agreements and technical measures to establish and protect proprietary rights in our products. Our ability to successfully protect our IP may be limited because:
•IP laws in certain jurisdictions may be relatively ineffective;
•detecting infringements and enforcing proprietary rights may be difficult due to unavailability of details of competitors' technology and may divert management’s attention and company resources;
•contractual measures such as non-disclosure agreements and confidentiality provisions may afford only limited protection;
•our patents may expire, thus providing competitors access to the applicable technology;

•competitors may independently develop products that are substantially equivalent or superior to our products or circumvent our IP rights; and
•IP not formally protected may be misappropriated or leaked to our competitors.
In addition, various parties register patents in technologies relevant to our business areas and may assert infringement claims against us. The cost of defending against infringement claims could be significant, regardless of whether the claims are valid. If we are not successful in defending such claims, we may be prevented from the use or sale of certain of our products, liable for damages and required to obtain licenses, which may not be available on reasonable terms, any of which may have a material adverse impact on our business, results of operation or financial condition.

Our acquisitions are subject to governmental approvals. Most countries require local governmental approval of acquisitions of domestic defense and homeland security-related businesses, which approval may be denied, or subject to unfavorable conditions, if the local government determines the acquisition is not in its national interest. Such regulations are becoming more stringent in a number of countries. We may also be unable to obtain antitrust approvals for certain acquisitions as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

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

Other Risks Related to Our Business

Our business involves risks that may not be adequately covered by insurance. Our business involves the development and production of products and systems for government agencies and other customers around the world. These products and systems can involve new technologies that are not fully tested. We may not be able to obtain product liability or other insurance to fully cover our risks, and the monetary amount of our insurance coverage may not fully cover the liabilities we may incur from our activities, which could be substantial and could harm our financial condition, results of operations and cash flows. In addition, conditions in the global insurance market may make it more costly to obtain adequate insurance coverage in areas such as directors and officers liability insurance.

Our share price may be volatile and may decline. Numerous factors, some of which are beyond our control and unrelated to our operating performance or prospects, may cause the market price of our ordinary shares to fluctuate significantly. Factors affecting market price include, but are not limited to: (i) variations in our operating results and ability to achieve our key business targets; (ii) sales or purchases of large blocks of stock; (iii) changes in securities analysts’ earnings estimates or recommendations; (iv) differences between reported results and those expected by investors and securities analysts; and (v) changes in our business including announcements of new contracts or other major events by us or by our competitors. In addition, we could be subject to securities class action litigation following periods of volatility in the market price of our ordinary shares.

Other general factors and market conditions that could affect our stock price include but are not limited to changes in: (i) the market’s perception of our business; (ii) the businesses, earnings estimates or market perceptions of our competitors or customers; (iii) the outlook for the defense, homeland security and commercial aviation industries; (iv) general market, economic or health (including pandemics) conditions unrelated to our performance; (v) the legislative or regulatory environment; (vi) government defense spending or appropriations; (vii) military or defense activities worldwide; (viii) the level of national or international hostilities; and (ix) the general geo-political environment.

We have a major shareholder with significant influence over certain matters requiring shareholder approval. As of the date of this annual report, Federmann Enterprises Ltd. (FEL) owns approximately 44.3% of our ordinary shares, directly and indirectly. Therefore, subject to shareholder approval special majority requirements under the the Israeli Companies Law - 1999 (the Companies Law) and our articles of association, FEL may have significant influence over the outcome of certain matters requiring shareholder approval, including the election of directors who are not External Directors. Michael Federmann, who serves as the chair of our board of directors, is (through entities in his control) the controlling shareholder of FEL, and he is also the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of our ordinary shares owned by FEL. See below - Item 6. Directors, Senior Management and Employees - Board Practices - Appointment of Directors and - External Directors, Item 7. Major Shareholders and Related Party Transactions - Major Shareholders and Item 10. Additional Information - Approval of Certain Transactions and - Provisions Relating to Major Shareholders.

Risks Related to Our Israeli Operations

Conditions in Israel and the Middle East may affect our operations. Political, economic and military conditions in Israel and the Middle East directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. Although the recent Abraham Accords have enhanced Israel's relations with certain countries in the Middle East, an ongoing state of hostility, varying in degree and intensity, has caused security and economic problems for Israel. Political, economic and military conditions in Israel and the Middle East could have a material adverse effect on our business, financial condition, results of operations and future growth.

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms, other firms doing business with Israel as well as Israeli-owned companies operating in other countries. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. See above “Risks Related to Our Markets and Industry.” There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

Reduction in Israeli government spending or changes in priorities for defense products may adversely affect our earnings. The Israeli government may reduce its expenditures for defense items or change its defense priorities in the coming years. In addition, the Israeli defense budget may be adversely affected if there is a reduction in U.S. foreign military assistance. See above “Risks Related to Our Markets and Industry.” Any of the foregoing circumstances could have an adverse effect on our operations.

Extended periods without a stable coalition government could adversely affect the Israeli defense budget. Over the last two years Israel has undergone three elections, and a fourth election was held on March 23, 2021. This has led to frequent changes in the composition of the government and delays in adopting budgets. This also has negatively impacted the ability of the IMOD to adopt a new budget, enter into new programs and make timely payments to its suppliers, which in turn could adversely affect our operations in Israel and our financial results.

Israel’s economy may become unstable. From time to time Israel’s economy may experience inflation or deflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts, civil and political unrest and budgetary constraints. For these and other reasons, in the past the government of Israel has intervened in the economy employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. Reoccurrence of previous destabilizing factors could make it more difficult for us to operate our business as we have in the past and could adversely affect our business.

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

Israeli law may delay, prevent or impact acquisition of our controlling interest. The Israeli Defense Entities Law (Protection of Defense Interests), 5766 – 2006 (the Israeli Defense Entities Law) requires Israeli government approval of an acquisition of ”means of control” in Israeli defense companies such as Elbit Systems or Israeli defense companies we own or may acquire, in case a relevant order is issued by the Israeli government. Such an order may also contain additional conditions relating to the purchase or transfer of means of control. As of the date of this annual report, an order relating to us has yet to be issued, however, the IMOD recently notified us that the IMOD has initiated a process under which it is intended that the Israeli government will issue an order that would designate Elbit Systems and most of our Israeli subsidiaries as defense entities under the Israeli Defense Entities Law. This could limit the ability of a potential purchaser to acquire a significant interest in our shares. See also Item 4. Information on the Company – Governmental Regulation – Regulation of Israeli Defense Entities. In addition, the Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions could delay, prevent or impede an acquisition of a significant portion of our shares, even if such an acquisition would be considered beneficial by some of our shareholders.

Being a foreign private issuer exempts us from certain SEC requirements. As a foreign private issuer within the meaning of rules promulgated under the Exchange Act, we are exempt from certain Exchange Act rules and requirements that apply to U.S. public companies, including: (i) the requirement to file with the SEC quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) rules regulating the solicitation of proxies in connection with shareholder meetings; (iii) Regulation FD prohibiting selective disclosures of material information; and (iv) rules requiring insiders to disclose stock ownership and trading activities and establishing liability for profits realized from “short-swing” trading transactions (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). Because of the foregoing, our shareholders may receive less information about our company and trading in our shares by our affiliates than would be provided to shareholders of a domestic U.S. company, and our shareholders may be afforded less protection under the U.S. federal securities laws than would be afforded to shareholders of a domestic U.S. company.

We may rely on certain Israel “home country” corporate governance practices which may not afford stockholders the same protection afforded to shareholders of U.S. companies. As a foreign private issuer Elbit Systems is permitted to follow, and in certain instances (as described below) has followed, home country corporate governance practices instead of certain practices otherwise required under the Listing Rules of the NASDAQ Stock Market (Nasdaq Listing Rules) for domestic U.S. issuers. As described in Item 16G. Corporate Governance, in 2018 and 2021 we informed Nasdaq that we elected to follow certain procedures permitted under the Companies Law instead of the Nasdaq Listing Rules, which require a listed company to obtain shareholder approval for the establishment or material amendment of an equity-based compensation plan. Under this “home country practice” exception provided in the Nasdaq Listing Rules for foreign private issuers, we could in the future elect to follow home country practices in Israel with regard to a broad range of other corporate governance matters. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See Item 16G - Corporate Governance.

Many of our employees and some of our officers are obligated to perform military reserve duty in Israel. Generally, Israeli citizens and permanent residents are obligated to perform annual military reserve duty up to a specified age. They also may be called to active military duty at any time under emergency circumstances. These military service obligations could have a disruptive impact on our workforce.

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
•unmanned aircraft systems;
•electro-optic, night vision and countermeasures systems;
•naval systems;
•land vehicle systems;
•munitions;
•command, control, communications, computer, intelligence, surveillance and reconnaissance (C4ISR) and cyber systems;
•electronic warfare and signal intelligence systems; and
•other commercial activities.
Many of these major activities have a number of common and related elements, including common technologies and products, types of programs and customer interface. Therefore, certain of our subsidiaries, divisions or other operating units often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these major activities.

Principal Market Environment

Notwithstanding the recent impact of the Covid-19 pandemic on governmental priorities worldwide, including a slow-down in the commercial aviation market, budgets for defense and homeland security have remained relatively stable in most of our markets. The nature of military and homeland security requirements in recent years, including low intensity conflicts and ongoing terrorist activities, tensions with countries such as Iran, as well as increased focus on leaner but more technically advanced forces, has resulted in increasing demand for technological solutions that incorporate artificial intelligence, Big Data analytics, robotics, automation and information assurance. There has also been continued demand in the areas of C4ISR systems, cyber-defense systems, network centric information systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems, unmanned surface vessels, remote controlled systems, precision munitions, vehicle survivability and protection systems, space and satellite-based defense capabilities and homeland security solutions. Moreover, there is a continuing demand for cost effective logistic support and training and simulation services. We believe our synergistic approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in many of these areas.

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

Elbit Systems Ltd. is a corporation domiciled and incorporated in Israel where we operate in accordance with the provisions of the Companies Law.

Trading Symbols, Address and Website

Our shares are traded on the Nasdaq Global Select Market (Nasdaq), under the symbol “ESLT”, and on the Tel-Aviv Stock Exchange (TASE).

Our main offices are in the Advanced Technology Center, Haifa 3100401, Israel, and our main telephone number at that address is (972)-77-2940000. Our principal offices in the United States are the headquarters of Elbit Systems of America, LLC at 4700 Marine Creek Parkway, Fort Worth, Texas 76179-6969, and the main telephone number at that address is 817-234-6600.

Our website home page is www.elbitsystems.com. We make our website content available for informational purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference in this annual report on Form 20-F.

Revenues

The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2018, 2019 and 2020:

	2018	2019	2020
	(U.S. dollars in millions)
Airborne systems	$1,470	$1,617	$1,650
C4ISR systems	1,130	1,162	1,146
Land systems	649	1,228	1,259
Electro-optic systems	334	374	476
Other (mainly non-defense engineering and production services)	101	127	132
Total	$3,684	$4,508	$4,663

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2018, 2019 and 2020:

	2018	2019	2020
	(U.S. dollars in millions)
Israel	20%	24%	24%
North America	27%	28%	32%
Europe	20%	18%	17%
Asia-Pacific	21%	23%	21%
Latin America	5%	4%	3%
Others	7%	3%	3%

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

Elbit Systems of America

Elbit Systems of America, LLC (Elbit Systems of America), a Delaware limited liability company, and its subsidiaries provide products and systems solutions focusing on U.S. military, homeland security, medical instrumentation and commercial aviation customers. Elbit Systems of America and its subsidiaries have operational facilities in Fort Worth, Texas, San Antonio, Texas, Merrimack, New Hampshire, Talladega, Alabama, Roanoke, Virginia and Boca Raton, Florida. Elbit Systems of America also has a 50% interest in a joint venture with Collins Aerospace, a unit of Raytheon Technologies Corp., which is engaged in the area of helmet mounted display systems for fixed-wing military and para-military aircraft. Elbit Systems of America acts as a contractor for U.S. Foreign Military Financing (FMF) and Foreign Military Sales (FMS) programs. See below “Governmental Regulations – Foreign Military Financing”. Each of Elbit Systems of America’s operational facilities has engineering and manufacturing capabilities. Elbit Systems of America’s manufacturing facilities in Alabama, Texas, New Hampshire and Virginia also have significant maintenance and repair capabilities. See below “Manufacturing” and “Customer Satisfaction and Quality Assurance”.

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

C4I and Cyber. Headquartered in Netanya, Israel, Elbit Systems C4I and Cyber Ltd. (C4I and Cyber) is engaged in the worldwide market for C4ISR systems, data links and radio communication systems and equipment, cyber intelligence solutions, autonomous solutions and homeland security solutions.

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

Mergers, Acquisitions and Divestitures

Part of our growth strategy includes our continued activity in mergers and acquisitions and joint ventures with respect to businesses, assets and complementary technologies both in Israel and internationally. The Company’s structure often enables us to benefit from the synergy of our overall capabilities while at the same time focus on local requirements.

During 2020 and the beginning of 2021, we continued to invest resources in these activities including investing in, and the acquisition of, companies and businesses, primarily in Israel and North America. See Item 18. Financial Statements - Notes 1D and 6. We continue to actively pursue acquisition and investment opportunities that meet our strategic goals and acquisition criteria in key markets.

We continue to evaluate our holdings and from time to time pursue divestiture of businesses that are not considered to be core to our strategy.

Current Business Operations

We generally operate and manage the major activities described below in an inter-related manner and on a project-oriented basis. This means that contracts are frequently performed by more than one operating subsidiary within the Company, on the basis of the multiple skills, technologies and available resources that may be needed or appropriate for the contract. Thus, the involvement of a particular operating subsidiary in the performance of a contract is not a function of management’s review of such subsidiary’s operating results for purposes of allocation of resources within the Company.

In each of the major activities described below we engage in development, production, service and support activities. The customers and end users of our systems, products and services primarily include a wide range of armed forces, governmental defense and homeland security agencies, first responders, defense platform manufacturers and operators, as well as major defense contractors around the world. We supply product solutions ranging from individual equipment, subsystems and systems to entire platforms and networks. Our service solutions range from spare parts, maintenance and repair, to a broad range of training activities and operation of flight schools.

Military Aircraft and Helicopter Systems. Our portfolio of military aircraft and helicopter systems includes advanced airborne systems and products that enhance operational capabilities and extend aircraft life cycles, ranging from a single sensor to an entire cockpit avionics suite. We integrate our systems on fixed and rotary-wing, eastern and western, new and mature aircraft. Under our aircraft and helicopter upgrade programs, we integrate advanced electronic, communication, navigation, electro-optic and EW systems, such as integrated flight deck systems, mission management computers, displays, digital maps and digital recorders, head-up displays, airborne intelligence gathering systems, precision guidance systems, aircraft structural components, nano-satellites and a range of aircraft tactical, virtual, appended and embedded trainers and simulators. We also design and supply advanced helmet mounted systems, including helmet mounted displays for fixed-wing aircraft and rotary-wing aircraft pilots. We support life cycle extension of our customers’ fleets and supply logistic support services for airborne platforms, including repair and maintenance centers, spare parts, training and operation of flight schools.

Commercial Aviation Systems and Aerostructures. Our portfolio of commercial aviation systems includes a range of systems and products for the commercial and business aviation market that are employed on fixed-wing aircraft and commercial helicopters. Our commercial aviation systems in the business aviation, commercial helicopter and air transport areas include full avionic suites, enhanced flight vision products and various other avionics products such as display, communication and flight management systems. In addition we provide aerostructure products such as pressurized and non-pressurized doors, composite beams and winglets.

UAS (Unmanned Aircraft Systems). Our portfolio of unmanned aircraft systems includes integrated UAS (sometimes referred to as remote piloted vehicles or RPVs) in various categories for a range of applications as well as UAS training systems. The systems include airborne platforms, ground control stations, communications systems and various payloads, including stabilized electro-optic, electronic intelligence (ELINT) and communications intelligence (COMINT) payloads that can be adapted for various types of UAS. We perform development, supply, lease and support services and training activities relating to UAS.

Electro-Optic and Countermeasures Systems. Our portfolio of electro-optic and countermeasures systems includes a range of electro-optic-based solutions including forward looking infrared systems for night observation, laser range-finders and laser radars, stabilized payloads, electro-optic-based ISR systems, directional IR countermeasure systems as well as multiple vision-enhancing solutions for military forces using image intensifier tubes and systems. We also supply panchromatic and multi-spectral cameras and telescopes for space applications. In the homeland security area our electro-optic products and systems include surveillance systems, safe city projects, facility perimeter security products, electronic fences, fiber optic intrusion detection systems and transportation protection systems.

Naval Systems. Our portfolio of systems and products for naval applications include unmanned surface vehicles, naval EW systems, underwater acoustic systems, shipboard combat management systems, naval weapons stations, naval communications systems, munitions for naval vessels and naval training systems.

Land Vehicle Systems. We upgrade and modernize tanks, other combat vehicles and artillery platforms, with solutions covering the entire combat vehicle spectrum, from complete modernization, to system supply to maintenance depots and life cycle support services. Our systems are operational on a full range of tracked and wheeled combat vehicles. In addition, we supply training systems for tanks and fighting vehicles. Our portfolio of systems and products for land vehicles includes fire control systems, electric gun and turret drive systems, laser warning and threat detection systems, survivability and protection systems, manned and unmanned turrets, remote controlled weapon stations, combat vehicle C4I systems, targeting systems, artillery gun and mortar systems, driver thermal vision systems, life support systems, auxiliary power units and hydraulic systems.

Munitions. Our munitions portfolio includes a diverse range of advanced munitions for defense and homeland security forces, including precision guided rockets, long-range precise air-to-ground missiles, high penetration bombs and an array of high performance ammunition solutions for artillery, tanks and mortars. We also manufacture a full range of small caliber ammunition for the defense, homeland security and law enforcement markets. In addition, we produce chaff and flame products to protect aircraft against the threat of air-to-air and anti-aircraft heat-seeking missiles.

C4I and Cyber Systems. Our portfolio of C4I and cyber systems includes a range of C4I and cyber intelligence systems providing networked combat solutions catering to all types of military combatants as well as to intelligence agencies, homeland security forces, law enforcement agencies and first responders. We provide a range of C4I battle management systems, soldier mounted systems and radio and communications systems utilizing our cloud-based open architecture platform, interoperable with a variety of applications and connecting all elements on the network. Our portfolio of systems and products in the C4ISR area includes digital army “system of systems” for net-centric connectivity throughout a multi-domain battlefield, battle management systems, observation and ground reconnaissance systems, ruggedized computing for platforms and soldiers, software design kits for mapping capabilities, ground smart display units, military IT systems, autonomous solutions and tactical battle company training systems.  In the cyber intelligence area we supply a comprehensive suite of solutions providing real-time and actionable intelligence to the operational field. Our communications portfolio includes secured HF, VHF and UHF radio and communication systems and products, software defined radios, integrated radio communication systems, satellite-on-the-move solutions and data link solutions. In the homeland security area, we supply integrated land and coastal border C4I surveillance systems, broadband communication systems, cyber intelligence solutions, border control systems, safe and smart city solutions, emergency and first responders communications systems and homeland security and emergency response training and simulation systems.

EW and SIGINT Systems. Our portfolio in the EW and SIGINT areas includes protection, intelligence and communications solutions for a range of military applications. We offer EW self-protection suites, including radio frequency, radar warning receivers and laser warning systems, for all airborne platform types. We also offer IR-based missile warning systems for advanced combat aircraft as well as for other fixed-wing and rotary-wing platforms and electronic support measures solutions for threat identification. We also provide SIGINT systems for tactical and strategic intelligence gathering including ELINT and electronic countermeasures for naval, ground and airborne applications, COMINT and communication jamming systems, counter improvised explosive devices jamming systems for ground forces and cyber protection capabilities. We also supply radar solutions. In addition, we produce counter-drone systems, and we develop command and control systems and simulators for anti-ballistic missiles.

Other Commercial Activities. In addition to the activities described under “Commercial Aviation Systems and Aerostructures” above, we also engage in a range of technologies for commercial applications and activities, typically through wholly or partially-owned subsidiaries focusing on a particular product or technology areas. Examples of such areas are commercial cyber training systems and medical instrumentation.

Property, Plant and Equipment

Facilities Owned or Leased by the Company

	Israel(1)	U.S.(2)	Other Countries(3)
Owned	2,770,000 square feet	581,000 square feet	1,093,000 square feet
Leased	6,561,000 square feet	1,145,000 square feet	591,000 square feet

(1)Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

(2)Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, Florida, Alabama and Virginia. The facilities in New Hampshire and Alabama are located on owned land totaling approximately 109 acres. In addition, there is a 942,344 square feet ground lease. Universal Avionics Systems Corporation's facilities are located in Arizona, Washington, Georgia and Kansas, of which 166,000 square feet are owned and 83,000 are leased.

(3)Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America and Asia-Pacific.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $135 million. We believe that our current facilities are adequate for our operations as now conducted.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2020, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

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

Regulation of Israeli Defense Entities

The Israeli Defense Entities Law establishes conditions for the approval of an acquisition or transfer of "means of control" of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a defense entity is to occur through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Economy Minister. No such order for Elbit Systems has been issued as of the date of this annual report, but we were recently notified by the IMOD that it has initiated a process under which it is intended that the Israeli government will finalize an order that would designate Elbit Systems and most of our Israeli subsidiaries as defense entities under the law.

Orders to be issued under the Israeli Defense Entities Law may also establish other conditions and restrictions. It is anticipated that in the case of a publicly traded company such as Elbit Systems, Israeli government approval will be required for acquisition of a specific percentage of shares or voting rights that would constitute "means of control" under the law. Means of control for this purpose could include, for example, the right to vote a specified percentage of shares at a shareholders’ meeting or to appoint a director. Orders relating to defense entities are also anticipated to, among other matters: (1) impose restrictions on the ability of non-Israeli resident citizens to hold means of control or to be able to “substantially influence” defense entities; (2) require that senior officers of defense entities have appropriate Israeli security clearances; (3) require that a defense entity’s headquarters be in Israel; and (4) subject a defense entity’s entering into international joint ventures and transferring certain technology to the approval of the IMOD. As a condition to our acquisition of IMI Systems Ltd. (IMI) in 2018, the Israel government issued an order that requires Israeli government approval in the event of a sale of a controlling interest in IMI.

Under separate regulations, Elbit Systems and our major Israeli subsidiaries have been designated as “defense companies” by the Defense Minister with respect to Israeli law governing various other aspects of defense security arrangements.

Approval of U.S. and Other Defense Acquisitions. Many countries in addition to Israel require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense related and other potentially sensitive businesses in the U.S. are subject to the Foreign Investment Risk Review Modernization Act of 2018 (FIRRMA). Under FIRRMA, our acquisitions of defense related and other potentially sensitive businesses in the U.S. require review, and in some cases approval, by the Committee on Foreign Investment in the United States (CFIUS).

“Buy American” Laws. The U.S. “Buy American” laws impose price differentials or prohibitions on procurement of products purchased under U.S. government programs. The price differentials or prohibitions apply to products that are not made in the United States or that do not contain U.S. components making up at least 55% of the total cost of all components in the product. However, a Memorandum of Agreement between the United States and Israeli governments waives the Buy American laws for specified products, including most of the products currently sold in the United States by Elbit Systems and our Israeli subsidiaries.

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

Anti-Bribery/Corruption Regulations. We conduct operations in a number of markets that are considered high risk from an anti-bribery/anti-corruption compliance perspective. Laws and regulations such as the Israel Penal Code, the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and corresponding legislation in other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process. Israeli defense exporters, such as Elbit Systems, are required to maintain an anti-bribery/corruption compliance program.

Munitions Regulations. Sales of certain types of munitions we produce are subject to various domestic laws and international conventions.

Data Privacy Regulations. Certain data relating to our employees, customers and supply chain that we receive and maintain is subject to data privacy regulations, including those of the European General Data Privacy Regulation and corresponding Israeli legislation.

Audit Regulations. The IMOD audits our books and records relating to its contracts with us. Our books and records and other aspects of projects related to U.S. defense contracts are subject to audit by U.S. government audit agencies. Such audits review compliance with government contracting cost accounting and other applicable standards. If discrepancies are found this could result in a downward adjustment of the applicable contract’s price as well as potential penalties. Some other customers have similar rights under specific regulations or contract provisions.

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

Environmental, Health and Safety Regulations. We are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions in which we have operations. This includes regulations relating to air, water and ground contamination, hazardous waste disposal and other areas with a potential environmental, health or safety impact. During 2020 and the beginning of 2021, our operations were also subject to national, state and local regulations relating to protecting against the COVID-19 pandemic.

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

Financing Terms

Types of Financing. There are several types of financing terms applicable to our contracts. In some cases, we receive progress payments related to our progress in performing the contract. Sometimes we receive advances from the customer at the beginning, or during the course, of the project, and sometimes we also receive milestone payments for achievement of specific milestones. In some programs we extend credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that we finance all or part of the project’s costs for various periods of time. Financing arrangements may extend beyond the term of the contract’s performance. In some cases, third parties, such as banks, have certain types of recourse to us in the event of a default in payment by our customers under their obligations to the financing banks. When we believe it is necessary, we seek to protect all or part of our financial exposure by letters of credit, insurance or other measures, although in some cases such measures may not be readily available.

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

Private Finance Initiatives (PFI). Some of our projects operate under PFI or similar financing arrangements where we provide long-term financing arrangements or facilities, with the repayment generally made based on the project’s cash flow. PFI projects can be structured in several ways. PFI projects may require us to pledge project-related equity, provide guarantees and enter into relatively complex financial and other agreements. Such financing is usually medium or long-term and may be raised either through banks or institutional lenders and carries various financial risks, covenants and exposures. In addition, PFI projects may require us to draw upon our equity base and borrowing capacities and may significantly affect our liquidity and increase our financial leverage. In recent years we have been involved in several PFI-type projects in Israel and Europe, as well as private-public-partnership financing projects, and we expect to continue to participate in such projects.

Intellectual Property

Patents, Trademarks and Trade Secrets. We own hundreds of active patent families including patents and applications registered or filed in Israel, the United States, the European Patent Office and other countries. We also hold dozens of living trademark families relating to specific products. A significant part of our intellectual property assets relates to unique applications of advanced software-based technologies. Some of these applications are protected by patents and others are considered as our trade secrets and proprietary information. We take a number of measures to safeguard our intellectual property against infringement as well as to avoid infringement of other parties’ intellectual property. For risks related to our intellectual property see Item 3. Key Information – Risk Factors – Risks Related to Legal and Regulatory Requirements.

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

Licensing. There are relatively few cases where we manufacture under license. Such licenses typically apply to the use of technologies that are the result of collaboration with academic institutions or where we are manufacturing another company’s product in accordance with that company’s specifications. In such cases, the licensor typically is entitled to royalties or other types of compensation. In some cases where we have acquired business lines we obtain a royalty free license to use the applicable technology for specified applications. We also obtain licenses to use software tools in our engineering and development activities and utilize open source software licenses in projects where such use is appropriate. Occasionally, we license parts of our intellectual property to customers as part of the requirements of a particular contract. We also sometimes license technology to other companies for specific purposes or markets, such as the right to manufacture certain components of our products or the right to use certain of our intellectual property relating to operation and adaptation of our training and simulation systems.

Research and Development

We invest in research and development (R&D) according to a long-term plan based on estimated market needs. Our R&D efforts focus on anticipating operational needs of our customers, achieving reduced time to market and increasing affordability. We emphasize improving existing systems and products and developing new ones using emerging or existing technologies, including an increasing use of open source software.

Our R&D projects relate to defense, homeland security and commercial applications. We perform R&D projects to produce new systems for the IMOD and other customers. These projects give us the opportunity to develop and test emerging technologies. We develop tools for fast prototyping for both the design and development process. Fast prototyping permits the operational team members to effectively specify requirements and to automatically transfer them into software code. We also are engaged in long-term investments in science and technology infrastructure and building blocks, often in collaboration with academic bodies. We employ thousands of software, hardware and systems engineers. In addition, most of our program and business line managers have engineering backgrounds. More than 50% of our total workforce is engaged in technology-related functions, including research, development and engineering.

Our companies in Israel have collectively been awarded the Israel Defense Prize 30 times, recognizing extraordinary contributions to defense technological innovations.

Our customers, the Israel Innovation Authority in the Ministry of Economy and Industry (formerly Office of Chief Scientist) and other R&D granting authorities sometimes participate in our R&D funding for our Israeli-based companies. Some of our subsidiaries outside of Israel receive funding of certain of their R&D activities from their respective governments or customers. We also invest our own funds in research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2018, 2019 and 2020.

	2018	2019	2020
	(U.S. dollars in millions)
Total Investment	$317.7	$368.7	$428.2
Less Participation*	(30.3)	(36.9)	(68.5)
Net Investment	$287.4	$331.8	$359.7

*    See above “Governmental Customers' Rights in Data” and see below – “Conditions in Israel – Israel Innovation Authority and Investment Center Funding.”

Manufacturing

We manufacture and assemble our systems and products at our operational facilities in Israel, the U.S., Europe, Brazil and Australia and at the facilities of certain of our subsidiaries in other countries. These facilities contain warehouses, electronic manufacturing areas, mechanical workshops, final assembly and test stations with test equipment. We also have supporting infrastructure including fully automated surface mount technology lines and clean rooms for electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply. We are in process of integrating a new manufacturing execution systems across our manufacturing plants, to enhance optimization, controlled decision making and Industrial Internet Of Things implementation. A number of our manufacturing activities are provided on a shared services basis by several of our in-house centers of excellence.

As part of our global environmental, health and safety (EHS) management, we conduct environmentally friendly manufacturing activities and ongoing measurements to reduce electricity, water and fuel consumption. We invest in technological solutions in our manufacturing processes that support environmental protection, such as the type of energy utilization and choice of components and materials. Utilizing extensive monitoring activities during the Covid-19 pandemic, we were able to maintain manufacturing continuity, keeping employees safe while following governmental regulations.

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

Supply Chain

We conduct supply chain activities that consist of procurement, logistics and planning at most of our operational facilities. We use a “hybrid” operating model that combines global commodities categories management with business line and subsidiary supply chain management. This model facilitates levering economies of scale, develops centers of excellence and reduces supply chain risks. We generally are not dependent on single sources of supply. We manage our inventory according to project requirements. In some projects, specific subcontractors are designated by the customer. Raw materials used by us are generally available from a range of suppliers internationally, and the prices of such materials are generally not subject to significant volatility. We monitor the on-time delivery and the quality of our supply chain and encourage them to continuously improve their performance. We also require our supply chain to adhere to our Supplier Code of Conduct and to comply with a range of procurement compliance standards, including those relating to the avoidance of human trafficking, counterfeit parts and conflict minerals.

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

We also use project management methods such as Kaizen and Lean and are enhancing and expanding such processes on an ongoing basis. Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well defined development methodology, application life cycle management tools as well as various management methods and applications, assists us in providing high quality and on-time implementation of projects. We are in the process of implementing a new ERP system, with a goal of consolidating uniform best practices for quality and operations across the organization. We also maintain applicable certifications for our information technology systems.

All Israeli operational sites are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100 (certified for revision D and compliant to AQAP requirements), AS9115 for software, ISO-14001, ISO-45001, FAA Part 145 and European Aviation Safety Agency (EASA) Part 145 for maintaining civil products and Part 21 G for production of civil products. Most of our operational sites in Israel are also certified for ISO-27001 (Information Security Management System) and for ISO-27032 and ISO-27035 for cyber security. Representatives of our customers generally test our products before acceptance. A number of our customers have authorized us to conduct acceptance testing of our products on their behalf.

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

Service and Warranty

We instruct our customers on the proper maintenance of our systems and products. In addition, we often offer training and provide equipment to assist our customers in performing their own maintenance. When required, support may be provided by a local support team or by specialists sent from our facilities. We also provide performance based logistics services and operation of flight school fleets.

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

Competitors in the sale of some of our products to the government of Israel include Israel Aerospace Industries and Rafael Advanced Defense Systems among others. From time to time we also cooperate with some of our competitors on specific projects. Outside of Israel, we compete in a number of areas with major international defense and homeland security contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Boeing, Lockheed Martin, Northrop Grumman, Raytheon, General Dynamics, BAE Systems, L-3 / Harris, Thales, Airbus, Leonardo, Saab, Textron, Teledyne Technologies, AeroVironment, Rohde & Schwarz, Rheinmetall, Kongsberg, Safran, Hensoldt, CMC, CAE, Aselsan, Bharat Electronics, Cubic and Verint. Many of these competitors have greater financial, marketing and other resources than ours. We also compete in the worldwide defense and homeland security markets with numerous smaller companies. In certain cases we also engage in strategic cooperative activities with some of our competitors.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customers during the last three years were the IMOD, which accounted for 13% in 2018, 15% in 2019 and 21% in 2020, and the U.S. government, which accounted for 17% in 2018, 18% in 2019 and 22% in 2020.

Environmental, Social and Governance (ESG) Practices

Policy. We place importance on ESG practices, including environmental, health and safety (EHS); corporate governance, ethics and anti-corruption; fair labor practices and human rights; supply chain compliance; and social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing responsible and ethical business practices. Our ESG policies are overseen by our board of directors (Board) and managed by our senior management. We establish multi-year ESG-related goals. Our ESG activities support our involvement as active members in leading sustainability and ethics organizations. We publish a bi-annual ESG - Sustainability Report, available on our website: www.elbitsystems.com, detailing our ESG-related activities, including our progress towards achieving ESG-related goals.

Environmental, Health and Safety Compliance. As part of our overall ESG policy, we are committed to leading environmental, health and safety standards in all aspects of our operations. This includes all regulatory requirements as well as compliance with ISO-14001 and ISO-45001 standards. We also conduct a number of measures on an ongoing basis to promote environmentally friendly operational practices, including measures to reduce electrical, fuel, water and paper consumption, to increase recycling and to incorporate environmental protection measures in our manufacturing processes (see "Manufacturing" above). We utilize a global EHS management system and internal audits and surveys to address risk analysis, regulatory compliance and policy updates. In 2020, we participated for the first time in the Carbon Disclosure Project and published for the first time a EHS report summarizing key elements of our EHS compliance activities. There are no material environmental issues that affect the Company’s use of our facilities.

Corporate Governance, Ethics and Anti-Corruption. We conduct our business activities and develop Company policies based on a firm commitment to ethical practices and corporate governance best practices. Our Board complies with leading corporate governance practices as set forth in Board committee charters published on our website. We also promote gender diversity among our Board members. In addition to our Code of Business Conduct and Ethics (Ethics Code) (see Item 16.B) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating a range of policies and procedures. This includes the anti-bribery/corruption area where we have a policy of zero tolerance for corruption. Our anti-bribery/corruption compliance program also includes a number of elements such as whistleblower and investigation processes, contractual requirements, due diligence, ongoing organization-wide as well as function-focused training, record keeping and enforcement. We also expect our supply chain and buy-back / offset transactions to follow ethical practices. (See "Supply Chain Compliance" below.) Our Ethics Code, Whistleblower and Investigations Procedure, Anti-Bribery and Corruption Compliance Policy, Procedure on Anti-Bribery and Corruption Due Diligence, Business Entertainment and Gifts Policy and Supplier Code of Conduct are published on our website. We are active in a number of international organizations relating to ethics and compliance.

Fair Labor Practices and Human Rights. Our ESG policy addresses fairness and transparency in our workforce and we promote and implement fair labor practices and employees' human rights throughout our organization. We respect data privacy relating to our employees. We act to prevent sexual harassment and workplace bullying. We also implement non-discriminatory hiring and promotion practices and actively pursue gender diversity in our workforce. In addition, we promote transparency with our employees regarding our labor and management practices, including a number of measures adopted to protect our workforce during the Covid-19 pandemic.

Supply Chain Compliance. Our policy is to follow leading ESG practices in relation to our supply chain. Our suppliers are required to commit to our Supplier Code of Conduct, which is published on our website, that addresses supply chain compliance issues such as fair labor practices, combating human trafficking, ethics and anti-corruption, avoidance of conflicts of interests, non-use of conflict minerals, cyber security and prevention of counterfeit parts. Our Supplier Code of Conduct also provides a whistleblower mechanism for current and potential members of our supply chain. Our buy-back / offset activities also are conducted in accordance with our supply chain compliance policies and procedures.

Community-Related Activities. Our ESG policy encourages the voluntary efforts of our Company entities and employees who donate their time and efforts in the support of members of our communities who are in need. In this regard, we give priority to initiatives that promote educational advancement in less developed communities, particularly in the technology sectors. We also focus on initiatives that encourage greater numbers of women to engage in engineering-related careers. We promote numerous other community support activities, including involvement on a national level in major charitable organizations in Israel and the U.S. We adapted a number of activities in order to continue community support during the Covid-19 pandemic.

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

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2020, the payments to the National Insurance Institute were equal to approximately 19.6% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 61.2%, and the employer contributes approximately 38.8%.

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

General

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Item 18. Financial Statements – Note 2.

Our results of operations and financial condition are based on our consolidated financial statements, which are presented in conformity with United States generally accepted accounting principles (U.S. GAAP). The preparation of the consolidated financial statements requires management to select accounting policies, and to make estimates, assumptions and judgments that involve the accounting policies described below that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in our critical accounting policies could materially impact our operating results and financial condition.

We believe our most critical accounting policies relate to:

•Revenue Recognition;
•Business Combinations;
•Impairment of Long-Lived Assets and Goodwill;
•Useful Lives of Long-Lived Assets;
•Income Taxes;
•Stock-Based Compensation Expense; and
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

Service revenues include contracts primarily for the provision of supplies and services other than those associated with activities related to the design, development or manufacturing or delivery of products. It may be a standalone service contracts or a service performance obligation, which is distinct from the design, development or products delivery contract. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the contract is performed. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, “stand ready” type maintenance contracts, training and similar activities. Revenues from service contracts or performance obligations were less than 10% of total revenues in each of the fiscal years 2020, 2019 and 2018. For additional information see Item 18. Financial Statements - Note 2T.

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable property, plant and equipment and intangible assets, are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant and Equipment Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. During the year ended December 31, 2018, we recognized an impairment of approximately $5.5 million, and during the years ended December 31, 2019 and December 31, 2020, no material impairment of long-lived assets was identified. See Item 18. Financial Statements - Notes 1D and 2P for additional information.

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

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. For each of the three years ended December 31, 2020, no material impairment of goodwill was identified. See Item 18. Financial Statements - Note 2Q for additional information.

In 2020, 2019 and 2018, we wrote off impairment of approximately $4.4 million, $3.7 million and $17.5 million, respectively, as a result of revaluation of investments in affiliated companies. See Item 18. Financial Statements - Notes 2J and 6 for additional information.

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

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 “Income Taxes” guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2018, 2019 and 2020, certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Elbit Systems and certain of our Israeli subsidiaries are currently undergoing tax audits by the Israeli Tax Authority. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

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

Governmental Policies

Governmental policies and regulations applicable to defense contractors, such as cost accounting and audit, export control, procurement solicitation and anti-bribery rules and regulations, could have a material impact on our operations. See Item 3. Risk Factors – Risks Related to Legal and Regulatory Requirements and Item 4. Information on the Company – Governmental Regulation. According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 20-F an assessment, as of the end of the fiscal year, of the effectiveness of our internal controls over financial reporting. See Item 15. Controls and Procedures – Management’s Annual Report on Internal Control Over Financial Reporting.

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

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment, excluding imputed interest, as of December 31, 2020 were as follows: $78.3 million for 2021, $67.0 million for 2022, $55.4 million for 2023, $42.2 million for 2024, $40.3 million for 2025 and $291.9 million for 2026 and thereafter. See Item 18. Financial Statement Note 9.

Bank Covenants. In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. See below “Liquidity and Capital Resources – Financial Resources”. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. See Item 18. Financial Statements – Note 21E. As of December 31, 2019 and 2020, the Company met all financial covenants.

Bank and Other Financial Institution Guarantees. As of December 31, 2020 and 2019, guarantees in the aggregate amount of approximately $2,471 million and $1,983 million, respectively, were issued by banks and other financial institutions on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2020 and 2019, we had purchase commitments of approximately $2,626 million and $2,248 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2020

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

Our backlog of orders as of December 31, 2020 was $11,024 million, of which 65% was for orders outside Israel. Our backlog of orders as of December 31, 2019 was $10,029 million, of which 61% was for orders outside Israel. Approximately 61% our backlog as of December 31, 2020 is scheduled to be performed during 2021 and 2022. The majority of the 35% balance is scheduled to be performed in 2023 and 2024. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

Trends in the defense and homeland security areas in which we operate have been impacted by the nature of recent conflicts and terrorism activities throughout the world, increasing the focus of defense forces on low intensity conflicts, homeland security and cyber warfare. There has also been a trend of many armed forces to focus more on airborne, naval and intelligence forces and less on traditional ground forces activities, and there is an increasing demand for products and systems that incorporate artificial intelligence, Big Data analytics, automation, robotics and information assurance. There also is a continuing demand in the areas of airborne systems, C4ISR and unmanned vehicles. Notwithstanding the Covid-19 pandemic, many governments are maintaining or increasing their budgets in defense and homeland security, including an increasing focus on protection of territorial waters and in the area of cyber-defense. Our customers are also increasing requirements to their supply chains in the area of cyber protection and information assurance. We believe that our core technologies and abilities will enable us to take advantage of many of these emerging trends. The Covid-19 pandemic did, however, result in a slow-down in commercial aviation markets, resulting in our incurring approximately $60 million in non-cash expenses in the third quarter of 2020 relating to our commercial aviation activities.

The continuing trend of consolidation in the defense, homeland security and commercial aviation industries has affected competition. This consolidation has decreased the number but increased the relative size and resources of our competitors. There is also an increasing trend of many of our defense customers to require that part of the work be done by local companies in the customer's country, through buy-back / offset or other arrangements. We adapt to evolving market conditions by adjusting our business strategy. We believe in our ability to compete on the basis of our systems development, technological expertise, operationally-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time enhancing the industrial capabilities in certain of our customers’ countries.

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

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2020.

	Year ended December 31,
	(in thousands of U.S. dollars except per share data)
	2020		2019		2018
	$	%	$	%	$	%
Revenues	$4,662,572	100.0	$4,508,400	100.0	$3,683,684	100.0
Cost of revenues	3,497,465	75.0	3,371,933	74.8	2,707,505	73.5
Gross profit	1,165,107	25.0	1,136,467	25.2	976,179	26.5
Research and development (R&D) expenses	428,198	9.2	368,652	8.2	317,690	8.6
Less – participation	(68,453)	(1.5)	(36,895)	(0.8)	(30,338)	(0.8)
R&D expenses, net	359,745	7.7	331,757	7.4	287,352	7.8
Marketing and selling expenses	290,703	6.2	301,400	6.7	281,014	7.6
General and administrative expenses	223,935	4.8	214,749	4.8	160,348	4.4
Other operating income, net	(34,963)	(0.7)	(33,049)	(0.7)	(45,367)	(1.2)
	839,420	18.0	814,857	18.1	683,347	18.6
Operating income	325,687	7.0	321,610	7.1	292,832	7.9
Financial expenses, net	(71,270)	(1.5)	(69,072)	(1.5)	(44,061)	(1.2)
Other expenses, net	7,408	0.2	(6,243)	(0.1)	(11,449)	(0.3)
Income before taxes on income	261,825	5.6	246,295	5.5	237,322	6.4
Taxes on income	(36,443)	(0.8)	(19,414)	(0.4)	(26,445)	(0.7)
	225,382	4.8	226,881	5.0	210,877	5.7
Equity in net earnings of affiliated companies and partnerships	12,604	0.3	1,774	—	(2,222)	(0.1)
Net income	$237,986	7.4	$228,655	6.6	$208,655	5.7
Less – net income attributable to non-controlling interests	(328)	—	(798)	—	(1,917)	(0.1)
Net income attributable to the Company’s shareholders	$237,658	5.1	$227,857	5.1	$206,738	5.6

Diluted net earnings per share:	$5.38		$5.20		$4.83

2020 Compared to 2019

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:

	Year ended December 31,
	2020		2019
	$ millions	%	$ millions	%
Airborne systems	1,650.4	35.4	1,617.2	35.9
C4ISR systems	1,145.7	24.6	1,161.5	25.8
Land systems	1,258.9	27.0	1,228.3	27.2
Electro-optic systems	475.9	10.2	374.4	8.3
Other (mainly non-defense engineering and production services)	131.7	2.8	127.0	2.8
Total	4,662.6	100.0	4,508.4	100.0

Our consolidated revenues in 2020 were $4,662.6 million, as compared to $4,508.4 million in 2019.

The majority of our revenues came from the airborne systems and land systems areas of operation. The growth in the electro-optics systems area of operation was mainly due to the revenues of the night vision products of a U.S. subsidiary acquired during 2019 that operates as Elbit Night Vision (ENV).

The following table sets forth our distribution of revenues by geographical regions:

	Year ended December 31,
	2020		2019
	$ millions	%	$ millions	%
Israel	1,106.3	23.7	1,064.8	23.7
North America	1,500.6	32.2	1,260.5	28.0
Europe	819.0	17.6	853.7	18.9
Asia-Pacific	961.8	20.6	1,029.6	22.8
Latin America	140.1	3.0	158.1	3.5
Other	134.8	2.9	141.7	3.1
Total	4,662.6	100.0	4,508.4	100.0

The increase in North America was mainly a result of higher sales of airborne systems and revenues of ENV. The increase in Israel was mainly a result of revenues of IMI. The decrease in Asia-Pacific was mainly a result of lower sales of radios and airborne systems.

Cost of Revenues and Gross Profit

Cost of revenues in 2020 was $3,497.5 million (75.0% of revenues), as compared to $3,371.9 million (74.8% of revenues) in 2019.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses. The amounts and percentages of those components in 2020 and 2019 were as follows:

Wages and related benefits costs in 2020 constituted 39% of cost of revenues, the same percentage as in 2019. The total cost of wages and related benefits in 2020 was approximately $1,379 million, as compared to $1,302 million in 2019. The increase in wages and related benefit costs was mainly a result of exchange rate changes during 2020 in the value of the NIS relative to the U.S. dollar, as well as the increased workforce as a result of the addition of employees in subsidiaries acquired in 2019.

Subcontractors and material consumed costs in 2020 constituted approximately 50% of cost of revenues, the same percentage as in 2019. The total amount of subcontractors and material consumed costs in 2020 was approximately $1,751 million, as compared to approximately $1,711 million in 2019.

Manufacturing and other expenses in 2020 constituted 8% of cost of revenues, the same percentage as in 2019. The total cost of manufacturing and other expenses in 2020 was approximately $268 million, as compared to approximately $267 million in 2019.

In 2020, our cost of revenues included an increase in inventories of approximately $15 million in work-in-progress and finished goods inventories, as compared to a decrease of approximately $2 million in work-in-progress and finished goods inventories in 2019.

Cost of revenues in 2020 included non-cash expenses of approximately $60 million related to impairment of assets and inventory write-offs due to the impact of COVID-19 on our commercial aviation business.

Changes from 2019 to 2020 in our cost of revenues and cost of revenues components (except the expenses of $60 million related to COVID-19 in 2020 and the expenses of $55 million related to the acquisition of ENV in 2019), were not material. We did not identify any developing trends in cost of revenues that we believe are likely to have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs.

Gross profit for the year ended December 31, 2020 was $1,165.1 million (25.0% of revenues), as compared to $1,136.5 million (25.2% of revenues) in the year ended December 31, 2019.

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2020 totaled $428.2 million (9.2% of revenues), as compared to $368.7 million (8.2% of revenues) in 2019.

Net R&D expenses (after deduction of third party participation) in 2020 totaled $359.7 million (7.7% of revenues), as compared to $331.8 million (7.4% of revenues) in 2019.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2020 were $290.7 million (6.2% of revenues), as compared to $301.4 million (6.7% of revenues) in 2019.

General and Administration (G&A) Expenses

G&A expenses in 2020 were $223.9 million (4.8% of revenues), as compared to $214.7 million (4.8% of revenues) in 2019.

Other Operating Income, Net

Other operating income, net for the year ended December 31, 2020 amounted to $35.0 million, as compared to $33.0 million in 2019. Other operating income in 2020 and 2019 resulted from capital gains related to sale and lease back of buildings by subsidiaries in Israel and in the U.S.

Operating Income

Our operating income in 2020 was $325.7 million (7.0% of revenues), as compared to $321.6 million (7.1% of revenues) in 2019.

Financial Expense, Net

Net financing expenses in 2020 were $71.3 million, as compared to $69.1 million in 2019. Financial expenses, net in 2020 and 2019 included exchange rate differences of approximately $21.9 million and $23.1 million, respectively, related to the recognition of lease liabilities denominated in foreign currencies (mainly in NIS).

Other Income (Expenses), Net

Other income, net was $7.4 million in 2020, as compared to other expenses of $6.2 million in 2019. Other income in 2020 was a result of revaluation and capital gain related to the sale of shares in a subsidiary in Israel net of expenses related to non-service cost of pension plans. Other expenses in 2019 were mainly due to the non-service cost components of pension plans.

Taxes on Income

Our effective tax rate represents a weighted average of the tax rates to which our various entities are subject.

Taxes on income in 2020 were $36.4 million (effective tax rate of 13.92%), as compared to $19.4 million (effective tax rate of 7.88%) in 2019. The effective tax rates in 2020 and 2019 were also affected by prior years adjustments of $7.2 million and $20.7 million, respectively. The adjustments were mainly related to tax settlements. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income and other income that is not part of taxable income mainly related to non-cash items such as impairment of assets. We continued to enjoy a lower effective Israeli tax rate, the benefits of an “Approved and Privileged Enterprise” and other tax benefits, which resulted in savings of $25.6 million and $22.1 million, respectively, in 2020 and 2019, significantly influencing our effective tax rates.

Company’s Share in Earnings (Losses) of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2020, we had income of $12.6 million (0.3% of revenues) from our share in earnings of affiliates, as compared to $1.8 million (0.1% of revenues) in 2019.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests in 2020 was $0.3 million, as compared to $0.8 million in 2019.

Net Income and Earnings Per Share (EPS)

As a result of the above, net income in 2020 was $237.7 million (5.1% of revenues), as compared to net income of $227.9 million (5.1% of revenues) in 2019. The diluted EPS was $5.38 in 2020, as compared to $5.20 in 2019.

The numbers of shares used for computation of diluted EPS in the years ended December 31, 2020 and 2019 were 44,215,000 and 43,848,000 shares, respectively.

2019 Compared to 2018

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

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses. The amounts and percentages of those components in 2019 and 2018 were as follows:

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

Financial Expense (Net)

Net financing expenses in 2019 were $69.1 million, as compared to $44.1 million in 2018. Financial expenses, net in 2019 included exchange rate differences of approximately $23.1 million related to the recognition of lease liabilities denominated in foreign currencies (mainly in NIS) as a result of the adoption of ASC 842, Leases, effective January 1, 2019.

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

2018 Compared to 2017

A discussion of our results of operations for 2018 compared to 2017 may be found on pages 38-41of our annual report on Form 20-F filed March 19, 2019 on the EDGAR database of the U.S. Securities and Exchange Commission.

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

2020

Our net cash flow provided by operating activities in 2020 was approximately $279 million, resulting mainly from an increase in advances received from customers of approximately $359 million, an increase of approximately $144 in trade and other receivables and an increase in non-cash operating items of $116 million, offset by an increase in short and long-term trade receivables of approximately $508 million and an increase in inventories of approximately $70 million.

Net cash flow used in investing activities in 2020 was approximately $23 million, which was used mainly for the purchase of property, plant and equipment in the amount of $132 million, offset by proceeds from the sale of an investment of approximately $44 million and proceeds from the sale of fixed assets of $72 million.

Net cash flow used in financing activities in 2020 was approximately $198 million, which was provided mainly by proceeds from new long-term loans of approximately $202 million and proceeds of short-term bank credit and loans of approximately $104 million, offset by repayment of Series A Notes in the amount of $56 million, repayment of long-term loans in the amount of $370 million and payment of dividends in the amount of $78 million.

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loan and credit agreements. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As of December 31, 2020 and 2019, the Company met all financial covenants.

On December 31, 2020, we had total borrowings from banks and public institutions in the amount of $740 million in short and long-term loans. On December 31, 2020, we also had $2,471 million in guarantees issued on our behalf by banks and other financial institutions, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2020, we had a cash balance amounting to $279 million. We believe that we also have the ability to raise funds in the capital market and through expansion of our credit lines. On September 29, 2020, we filed a shelf prospectus with the Israeli Security Authority and the TASE (the Shelf Prospectus). The Shelf Prospectus is valid for a period of two years and provides a framework for us to raise funds from time to time in Israel through the offering and sale of various debt and equity securities.

As of December 31, 2020, we had working capital of $651 million and a current ratio of 1.18.

We believe that our current cash balances, cash generated from operations, lines of credit and financing arrangements will provide sufficient resources to meet our operational needs for at least the next fiscal year. However, our ability to borrow funds from the banking system may be impacted by the global financial and liquidity situation. See Item 3. Risk Factors – Financial-Related Risks.

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

Pensions and Other Post-Retirement Benefits. We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. For our pension and other post-retirement benefit assumptions at December 31, 2020 and 2019, see Item 18. Financial Statements – Note 17. At December 31, 2020, our employee benefit liabilities were $914 million, of which we had severance funds of $294 million set aside to satisfy potential obligations.

Material Commitments for Capital Expenditures. We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2020 and the subsequent fiscal year (see above “Financial Resources”). Our anticipated capital expenditures (which include mainly the purchase of equipment, buildings and an enhancement to our ERP system) as of December 31, 2020 are somewhat higher than those as of December 31, 2019, due to an anticipated increase in expenditures for buildings, ERP enhancements and certain other expenses. We plan to pay for such anticipated capital expenditures using cash from operations. See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.

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

On December 31, 2020, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments earn interest based on variable interest rates, and their value as of December 31, 2020 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

NIS/U.S. Dollar Exchange Rates. We attempt to manage our financial activities in order to reduce material financial losses in U.S. dollars resulting from the impact of inflation and exchange rate fluctuations on our non-U.S. dollar assets and liabilities. Our income and expenses in NIS are translated into U.S. dollars at the prevailing exchange rates as of the date of the transaction. Consequently, we are affected by changes in the NIS/U.S. dollar exchange rates. We entered into other derivative instruments to limit our exposure to exchange rate fluctuations, related mainly to payroll expenses incurred in NIS. See Item 11. Quantitative and Qualitative Disclosure of Market Risks. The amount of our exposure to the changes in the NIS/U.S. dollar exchange rate may vary from time to time. See Item 3. Key Information – Risk Factors – Financial-Related Risks.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2018, the inflation rate was approximately a positive 0.8% and the NIS depreciated against the U.S. dollar by approximately 8.1%. In 2019, the inflation rate was approximately a positive 0.6%, and the NIS strengthened against the U.S. dollar by approximately 7.8%. In 2020, the inflation rate was approximately a negative 0.7% and the NIS strengthened against the U.S. dollar by approximately 7%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

A significant part of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2020 by forward contracts. On December 31, 2020, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies totaling approximately $863 million ($500 million in Euro, $114 million in GBP and the balance of $248 million in other currencies).

As of December 31, 2020, an unrealized net loss of approximately $21 million was included in accumulated other comprehensive income. As of December 31, 2020, all of the forward contracts are expected to mature during the years 2021 – 2025.

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2020 and is presented in millions of U.S. dollar equivalent terms:

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Buy US$ and Sell:
Euro	420.2	0.9
GBP	109.2	(2.3)
Other various currencies	176.2	(3.9)

	Notional	Unrealized
Forward	Amount*	Gain (Loss)

Sell US$ and Buy:
Euro	80.3	(10.2)
GBP	4.9	0.3
Other various currencies	72.2	7.2

*    Notional amount information is based on the foreign exchange rate at year end.

Off-Balance Sheet Transactions

Buy-Back / Offset / Industrial Participation

In connection with projects in certain countries, Elbit Systems and some of our subsidiaries have entered and may enter in the future into “buy-back” or “offset” or industrial participation agreements, required by a number of our customers as a condition to our obtaining orders for our products and services. These agreements are customary in our industry and are designed to facilitate economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country. As a result of the Covid-19 pandemic, a number of countries are increasing such activities in order to enhance local industry involvement in defense procurement.

These commitments may be satisfied by our placement of direct work or vendor orders for supplies and/or services, transfer of technology, investments or other forms of assistance in the applicable country. We attempt to leverage economies of scale by managing our buy-back activities from an overall corporate perspective. The buy-back rules and regulations, as well as the underlying contracts, may differ from one country to another. The ability to fulfill the buy-back obligations may depend, among other things, on the availability of local suppliers with sufficient capability to meet our requirements and which are competitive in cost, quality and schedule. In certain cases, our commitments may also be satisfied through transactions conducted by other parties, including but not limited to our suppliers, or through “swap” transaction among various countries’ buy-back authorities. Our buy-back activities are conducted in accordance with our anti-bribery and corruption compliance policies.

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

We have developed dedicated buy-back / offset management tools and work to continuously improve our infrastructure in order to efficiently meet our obligations. However, should we be unable to meet such obligations we may be subject to contractual penalties, our guarantees may be drawn upon and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. See Item 3. Risk Factors – Financial-Related Risks.

On December 31, 2020, we had outstanding buy-back obligations totaling approximately $1.68 billion that extend through 2028.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Years Ended December 31,
	2020	2019	2018

GAAP gross profit	1,165.1	1,136.5	976.2
Adjustments:
Amortization of purchased intangible assets	22.7	22.0	19.1
Covid-19 related expenses and write-offs	56.0	—	—
Expenses related to acquisitions	—	55.0	66.6
Impairment of long-lived assets	3.4	—	—
Non-GAAP gross profit	1,247.2	1,213.5	1,061.9
Percent of revenues	26.7%	26.9%	28.8%

GAAP operating income	325.7	321.6	292.8
Adjustments:
Amortization of purchased intangible assets	39.4	36.1	26.5
Covid-19 related expenses and write-offs	56.6	—	—
Impairment of long-lived assets	3.4	—	—
Expenses related to acquisitions	—	55.0	66.8
Gain from change in holdings	—	(1.2)	(45.4)
Capital gain	(35.0)	(31.8)	—
Non-GAAP operating income	390.1	379.7	340.7
Percent of revenues	8.4%	8.4%	10.5%

GAAP net income attributable to Elbit Systems’ shareholders	237.7	227.9	206.7
Adjustments:
Amortization of purchased intangible assets	39.4	36.1	26.5
Covid-19 related expenses and write-offs	56.6	—	—
Expenses related to acquisitions	—	55.0	66.8
Gain from changes in holdings	—	(1.2)	(45.4)
Capital gain	(35.0)	(31.8)	—
Revaluation of investment measured under fair value option	(20.8)	(8.3)	—
Impairment of investments	7.9	3.7	17.6
Non-operating foreign exchange losses	33.4	24.6	3.4
Tax effect and other tax items*	(0.7)	(8.2)	(8.1)
Non-GAAP net income attributable to Elbit Systems’ shareholders	318.5	297.8	267.5
Percent of revenues	6.8%	6.6%	7.3%

GAAP diluted net EPS	5.38	5.20	4.83
Adjustments, net	1.82	1.59	1.42
Non-GAAP diluted net EPS	7.20	6.79	6.25

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors (Board)

Our directors as of March 15, 2021 are as follows:

Name	Age	Director Since
Michael Federmann (Chair)	77	2000
Noaz Bar Nir (External Director)	57	2020
Rina Baum	75	2001
Yoram Ben Zeev	76	2014
David Federmann (Vice Chair)	46	2007
Dov Ninveh	73	2000*
Professor Ehood (Udi) Nisan	53	2016
Bilha (Billy) Shapira (External Director)	68	2019
Professor Yuli Tamir	67	2015
__________________
* was not a member of the Board from April to October 2013

The term of office of each director, other than the External Directors, expires at the conclusion of the annual general shareholders meeting to be held during 2021. The first three-year term of office for Bilha (Billy) Shapira as an External Director expires in November 2022, and the first three-year term of office for Noaz Bar Nir as an External Director expires in August 2023.

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

Noaz Bar Nir. (External Director). Noaz Bar Nir was appointed to our board in August 2020. Mr. Bar Nir serves, since 2018, as a director of Remedor Biomed Ltd., a company specializing in advanced treatment of wounds (in which he also served as a director from 2016 to 2017) and of Radio Ashams FM Ltd., a regional radio station located in northern Israel. From 2018 until the end of 2020, he also served as a director of Genefron Ltd., a company in the field of genomic based personal medicine. Since 2019, Mr. Bar Nir also serves as a business consultant for various private and public entities in the areas of medicine and tourism and is a lecturer on health systems management in the Netanya Academic College. From 2017 to 2018, Mr. Bar Nir served as CEO of Clalit Health Services Ltd. (Clalit), Israel’s largest health organization, and as chair of the boards of Clalit’s subsidiaries S.L.H Medical Services Ltd., Mor – The Institution of Medical Information Ltd. and Clalit - Medical Engineering Ltd. From 2009 to 2017, he served in various senior executive positions and as chair of several companies in the fields of health and tourism, including from 2015 to 2017 as CEO of the Israel Hotel Association, from 2014 to 2015 as CEO of Harokeah Ltd., a network of pharmacies, from 2013 to 2015 as chair of the board of Shfayim Hotel Ltd. and Shfayim Park Ltd. and from 2009 to 2013 as director general of the Israeli Ministry of Tourism. Prior to that, Mr. Bar Nir held various financial positions, including from 2002 to 2008 as CFO of Clalit, and from 1996 to 2002 as head of the budgets, economics and cost accounting department of Clalit. From 1991 to 1995, he held several positions in the Israeli Ministry of Finance. From 2005 to 2007 he served as a member of the investments committee of Clal Pension and Gemel Ltd. In addition, from 1993 to 2017, he also served as a director in several entities, including among others Dikla Insurance Company Ltd. Mr. Bar Nir holds a bachelor’s degree in economics and an MBA, with proficiencies in financing, information systems and accounting, from the

Hebrew University. Mr. Bar Nir serves as chair of the Audit and Financial Statements Review Committee and as a member of the Compensation Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law and qualifies to serve as an audit committee financial expert as defined under the SEC rules.

Rina Baum. Rina Baum is vice president for investments of FEL and since 1986 has served as a director and as general manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels and Etanit Building Products Ltd. (Etanit), and holds other managerial positions with investee companies of FEL. Mrs. Baum holds a law degree (LL.B) from the Hebrew University.

Yoram Ben Zeev. Yoram Ben Zeev serves as an External Director of Kardan Real Estate Ltd., as well as on the boards of several non-profit organizations in Israel. He served as Israel’s ambassador to the Federal Republic of Germany from 2007 until 2012. Prior to that, he served for 26 years in various senior positions in the Israel Ministry of Foreign Affairs (MFA), including as deputy general director, head of the North America Division and senior member of the directorate. Among other positions held during his service in the MFA, Mr. Ben Zeev served as Israel’s Consul General to the West Coast in the United States, political advisor to the president of the State of Israel, special coordinator to the Middle East peace process, advisor to prime minister Ehud Barak for the Camp David Peace Conference, chair of the MFA’s Steering Committee - Foreign Service Strategic and Functional Planning and of the Israel-Canada Annual Strategic Forum and member of the MFA’s Nomination Committee. Mr. Ben Zeev has been the recipient of special awards for his diplomatic service from both the U.S. House of Representatives and the president of the Federal Republic of Germany. Mr. Ben Zeev holds a bachelor’s degree in middle eastern studies, political science and international relations from the Hebrew University and a master’s degree in middle eastern studies from Tel-Aviv University. Mr. Ben Zeev serves as the chair of the Corporate Governance and Nominating Committee of the Board and as a member of the Audit and Financial Statements Review Committee and the Compensation Committee of the Board.

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

Dov Ninveh. Dov Ninveh served until December 2020 as chief financial officer and a manager in FEL since 1994 and as the general manager of Heris Aktiengesellschaft since 2012. He serves as a member of the board of directors of Dan Hotels and Freiberger. Mr. Ninveh served as a director of Etanit from 1994 until December 2020 and as a director of Elop Electro-Optic Industries Ltd. (Elop) from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit. Mr. Ninveh holds a bachelor of science degree in economics and management from the Israel Institute of Technology (the Technion).

Professor Ehood (Udi) Nisan. Prof. Ehood (Udi) Nisan is a professor in the School of Public Policy and Government of the Hebrew University. He is an External Director of Harel Insurance Finance Services Ltd. and Rekah Pharmaceutical Industry Ltd. He is also a member of the board of Bezalel Academy of Art and chair of its finance committee and a member of the board of the Jerusalem Biblical Zoo. From 2013 to 2016, he was the chair of the board of directors of Delek, The Israel Fuel Corporation Ltd. From 2009 to 2011, Prof. Nisan was the director of the budgets department of the Israeli Ministry of Finance, and from 2007 to 2009, he served as the director of the Government Companies Authority. Prior to that, he served in various executive positions in the Israeli Ministry of Finance and served as a member and chair of several government and public committees, including from 1999 until 2002 as the CEO of the Jerusalem Development Authority. Prof. Nisan holds bachelor’s and master’s degrees in economics and business administration, and a PhD in public economics and policy from the Hebrew University. During 2006 - 2007, Prof. Nisan completed his post-doctoral studies at Harvard University's Kennedy School, where he was also a Senior Fellow in 2011 - 2012. Prof. Nisan serves as a member of the Audit and Financial Statements Review Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law and qualifies to serve as an audit committee financial expert as defined under the SEC rules.

Bilha (Billy) Shapira (External Director). Mrs. Bilha (Billy) Shapira serves as a member of the board of governors and the audit committee of the Azrieli College of Engineering, as a member of the Jerusalem Transportation Master Plan Team, as a member of the boards of several non-profit organizations in Israel and as a member of the board of governors of the Hebrew University. She is also a consultant for TABI Learning Technologies Ltd., a start-up company in the field of pedagogical instruments for students with learning and sensory integration disorders. From 2018 until March 2020, she was the head of the Israeli branch of Helmholtz Association of German Research Centers, a German association with centers worldwide that promotes research collaboration between German institutions and industries and foreign academic institutions, industrial entities and governmental research bodies. From 2009 until 2017, Mrs. Shapira served as vice president and CEO of the Hebrew University and as the CEO of VERA - the Association of Heads of Universities in Israel. Prior to that, she served for 36 years in various management capacities in the Hebrew University. Mrs. Shapira holds a bachelor’s degree in Russian studies and international relations and a master’s degree in administration and public policy from the Hebrew University. Mrs. Shapira serves as chair of the Compensation Committee and is a member of the Audit and Financial Statements Review Committee and the Corporate Governance and Nominating Committee of the Board. She is considered by the Board to have professional competence under the Companies Law.

Professor Yuli Tamir. Prof. Yuli Tamir serves as the President of Beit Berl, a multidisciplinary college near Kfar Saba, Israel, since September 2020. From 2010 until September 2020, she served as the President of Shenkar College, a public college in Ramat-Gan, Israel. From 2006 until 2009, she served as Israel’s Minister of Education. Prof. Tamir also served as the Minister of Immigration from 1999 until 2001. She was a deputy speaker of the Knesset and a member of the Finance Committee, the Education Committee and the Security and Foreign Affairs Committee. Prof. Tamir is a founding member of the Israeli peace movement “Peace Now”. She served as the chair of the Association of Civil Rights in Israel and was a member of the political committee of the Women’s Lobby. She was a professor at Tel-Aviv University and a scholar-in-residence at Princeton University, Harvard University, the University of Pennsylvania, the European University in Florence, the Central European University in Budapest and the Blavatnik School of Government in Oxford. Prof. Tamir is the recipient of numerous academic awards. Prof. Tamir holds a bachelor's degree in biology and a master’s degree in political science from the Hebrew University and a PhD in political philosophy from Oxford University. Prof. Tamir serves as a member of the Audit and Financial Statements Review Committee of the Board.

Executive Officers

Our executive officers, the President and CEO and the Executive Vice Presidents who report to the President and CEO as of March 15, 2021 are as follows:

Name	Age	Position
Bezhalel Machlis	58	President and Chief Executive Officer
Jonathan Ariel	64	Executive Vice President - Chief Legal Officer
David Block Temin	65	Executive Vice President - Chief Compliance Officer and Senior Counsel
Boaz Cohen	56	Executive Vice President - Marketing and Business Development North America
Haim Delmar	51	Executive Vice President - General Manager C4I and Cyber
Joseph Gaspar	72	Executive Vice President - Chief Financial Officer
Dr. Shelly Gordon	60	Executive Vice President – Human Resources
Ran Kril	50	Executive Vice President - International Marketing and Business Development
Edgar Maimon	66	Executive Vice President - Co-General Manager ISTAR and EW
Ilan Pacholder	66	Executive Vice President – Mergers and Acquisitions and Financing
Yuval Ramon	55	Executive Vice President - Chief Operating Officer
Oren Sabag	47	Executive Vice President - Co-General Manager ISTAR and EW
Yoram Shmuely	60	Executive Vice President - General Manager Aerospace
Yehuda Vered	63	Executive Vice President - General Manager Land
Yehoshua Yehuda	54	Executive Vice President - Strategy and Chief Technology Officer

Bezhalel Machlis. Bezhalel Machlis has served as the Company’s President and CEO since 2013. From 2008 until 2012, he served as  executive vice president - general manager land and C4I, after serving as corporate vice president - general manager land systems and C4I since 2004. In 2003, he served as corporate vice president - general manager ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president – battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and an MBA from Tel-Aviv University. He is a graduate of Harvard University Business School’s Advanced Management Program.

Jonathan Ariel. Jonathan Ariel has served as Executive Vice President - Chief Legal Officer since 2012, after serving as senior vice president - general counsel since 2008. He joined Elbit Systems in 1996 and has held several positions within the legal department, including vice president - general counsel of Elop. Prior to joining Elbit Systems, Mr. Ariel served as a legal advisor both in-house and in private law firms in Israel and the U.S. Mr. Ariel holds a law degree (LL.B.) from Tel-Aviv University. He is admitted to the Israeli Bar.

David Block Temin. David Block Temin has served as Executive Vice President - Chief Compliance Officer and Senior Counsel since 2012, after serving as executive vice president - chief legal officer and chief compliance officer since 2008. Prior to that he served as corporate vice president - general counsel since 2000 and as general counsel since 1996. From 1987 to 1996, he was a legal advisor to Elbit Ltd. Prior to that, Mr. Block Temin was an attorney with law firms in New York City. Mr. Block Temin received a juris doctor degree as well as a master of arts degree in international relations from Stanford University and holds a bachelor of arts degree in political science from the University of Maryland. He is admitted to the Israeli Bar.

Boaz Cohen. Boaz Cohen was appointed Executive Vice President - Marketing and Business Development North America in February 2021. Prior to that, since 2013 he served as senior vice president - land systems. After retiring from the IDF as a colonel in the Armored Corps in 2007, Mr. Cohen joined Elbit Systems and held various management positions in the land and C4I areas. Mr. Cohen holds a bachelor of arts degree in management and economics from Haifa University and is a graduate of Harvard University Business School's Advanced Management Program.

Haim Delmar. Haim Delmar was appointed Executive Vice President - General Manager C4I and Cyber in 2018, after serving as senior vice president - C4ISR and HLS since 2009. Mr. Delmar joined Elbit Systems in 1993 and held various engineering and management positions in the battlefield and information systems area. From 2000 until 2004, he served in executive positions at Utopy Inc. and Mobilitec Inc. in the telecommunication and data mining fields, returning to Elbit Systems in 2004. Mr. Delmar holds a bachelor of science degree in computer engineering from the Technion and is a graduate of Harvard University Business School’s Advanced Management Program.

Joseph Gaspar. Joseph Gaspar was appointed as an Executive Vice President in 2008 and has served as Chief Financial Officer since 2001. He was appointed as a corporate vice president in 2000 and served as corporate vice president – strategy, technology and subsidiaries from 2000 until 2001. From 1996 until 2000, he held the position of corporate vice president - marketing and business development of Elop. Mr. Gaspar joined Elop in 1975 and held several management positions, including vice president and general manager of Elop’s optronics product division and co-manager of an Elop subsidiary in the United States. Mr. Gaspar holds a bachelor of science degree from the Technion in electronic engineering with advanced studies in digital signal processing and communication.

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

Ran Kril. Ran Kril was appointed as Executive Vice President - International Marketing and Business Development in 2015. From 2013 until his current appointment, he served as aerospace vice president - marketing and sales, after serving as aerospace vice president - sales and contracts since 2007. He joined Elbit Systems in 1997 and held various senior positions in aerospace's marketing, sales and finance departments. Mr. Kril holds a bachelor of science degree in economics and management from the Technion and a master of science of management degree from the Polytechnic University of New York.

Edgar Maimon. Edgar Maimon has served as Executive Vice President - Co-General Manager ISTAR and EW since February 2021, after serving as executive vice president - general manager EW and SIGINT Elisra since 2013. From 2005 until 2012, Mr. Maimon served as vice president - marketing and business development at Elbit Systems EW and SIGINT – Elisra Ltd. (Elisra). He joined Elisra in 2004. Prior to that Mr. Maimon served for 26 years in the IAF, where he retired with the rank of colonel. He served as the head of the IAF’s C4I systems engineering department and held several additional senior positions in the IAF. Mr. Maimon holds a bachelor of science degree in electronic engineering from Ben Gurion University.

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

Yuval Ramon. Yuval Ramon was appointed Executive Vice President - Chief Operating Officer in 2015. From 2014 until his current appointment, he served as vice president - corporate operations. From 1998 - 2013, he served in a number of management positions in Elbit Systems of America, including as senior vice president of operations, site lead at the Merrimack operations and director of sales and contracts for the Fort Worth operations. He joined Elbit Systems in 1994 as a sales and contract manager. Mr. Ramon holds a bachelor of science degree in industrial engineering and economics from the Technion.

Oren Sabag. Oren Sabag was appointed Executive Vice President - Co-General Manager ISTAR and EW in February 2021, after serving as C4I and cyber senior vice president - radios and secure communications since 2014. From 2011 to 2013, he served as vice president for engineering - land and C4I. Mr. Sabag joined Elbit in 1998 and held various engineering and management positions. Mr. Sabag holds a bachelor of science degree in computer engineering from the Technion and an MBA in business management from Haifa University.

Yoram Shmuely. Yoram Shmuely has served as Executive Vice President - General Manager Aerospace since 2013, after serving as executive vice president - co-general manager aerospace since 2008. From 2003 - 2007, Mr. Shmuely served as corporate vice president - co-general manager airborne and helmet systems. He served as corporate vice president and general manager – helmet mounted systems from 2000 until 2003. From 1998 until 2000, he was vice president – helmet mounted systems . From 1996 until 1998, he served as president of a U.S. subsidiary of Elbit Systems. Mr. Shmuely joined Elbit Ltd. in 1990 and served as director of Elbit Ltd.’s helmet mounted display business. He served as a fighter aircraft pilot in the IAF. Mr. Shmuely holds a bachelor of science degree in electronic engineering from the Technion.

Yehuda Vered. Yehuda (Udi) Vered has served as Executive Vice President - General Manager Land since 2018, after serving as executive vice president - general manager land and C4I since 2013. From 2009 until 2013, Mr. Vered served as executive vice president – service solutions as well as vice president – marketing land and C4I. From 2004 - 2008, he served as land and C4I chief financial officer and vice president for contracts and sales. Mr. Vered joined Elbit Systems in 2003 as ground, C4I and battlefield systems vice president - contracts and sales and chief financial officer. Before that, he served as an aircrew officer in the IAF, where he holds the rank of colonel (reserves). Mr. Vered holds a bachelor of arts degree in management and economics from Tel-Aviv University, an MBA from Ben Gurion University and is a graduate of Harvard University Business School’s Advanced Management Program.

Yehoshua Yehuda. Yehoshua (Shuki) Yehuda was appointed as Executive Vice President - Strategy and Chief Technology Officer in January 2020. From 2016 until his current appointment, he served as executive vice president - chief technology officer. From 2008 until his current appointment, he served as Elisra’s vice president and chief technology officer as well as general manager - radar solutions business unit. Prior to that he served in a number of management positions in Elisra, which he joined in 2000. Prior to joining Elisra, Mr. Yehuda served as an officer in the IDF, holding command positions in the Intelligence Corps. Mr. Yehuda holds a bachelor of science degree in electrical engineering from Tel-Aviv University and a master of science degree in neural computation from the Hebrew University. He is a graduate of Harvard University Business School’s Advanced Management Program.

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

Special Uninterested Majority means the affirmative vote of a majority of the voting power in the company present at the respective meeting either in person, by proxy or by a voting instrument, and voting on the respective resolution, provided that, either: (a) such majority includes a majority of the shareholders who are not controlling shareholders of the company and do not have a “Personal Interest” in the approval of the respective resolution (disregarding abstentions ) or (b) the total number of shares of the shareholders referred to in (a) above that are voted against the approval of the proposed resolution does not exceed two percent (2%) of the total voting rights in the company. For the definition of Personal Interest see Item 10. Additional Information - Approval of Certain Transactions - Personal Interest and Extraordinary Transactions.

At the Extraordinary General Meeting of Shareholders held on April 11, 2018, our shareholders, following a favorable recommendation of the Compensation Committee of the Board (the Compensation Committee) and the approval of the Board, approved a compensation policy (the Compensation Policy) applicable to Employment Terms and arrangements with our Office Holders. At the Extraordinary General Meeting of Shareholders held on February 26, 2020, following a favorable recommendation of the Compensation Committee and approval of the Board, our shareholders approved an amendment to the Compensation Policy increasing the authorized coverage limit and maximum annual premium for directors and officers liability insurance policies. For further information see below Item 10, Additional Information - Exemption, Insurance and Indemnification of Directors and Officers.

In accordance with the provisions of the Companies Law as set forth above, the Compensation Policy is in effect for a three-year period ending in April 2021 or as otherwise may be mandated from time to time by the Companies Law.

Following the recommendation of our Compensation Committee and the approval of our Board, on March 3, 2021 we published a proxy statement (the March Proxy Statement) for an Extraordinary General Meeting of Shareholders to be held on April 7, 2021 (the Scheduled April Meeting), with a proposal to approve a new compensation policy (the New Compensation Policy), as set forth in the March Proxy Statement. Upon approval of the New Compensation Policy, it will be in effect for a three-year period or as otherwise may be mandated from time to time by the Companies Law.

For further information about the approval of Employment Terms of our Office Holders, see Item 10. Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders.

Compensation of Directors and Executive Officers

Aggregate Compensation to Directors and Executive Officers

The following table sets forth the aggregate compensation costs for all of our directors and executive officers as a group for the fiscal year ended December 31, 2020:

	Salaries, Directors’ Fees Commissions and Bonuses	Pension, Retirement and Similar Benefits
	(U.S. dollars in thousands)
All directors (consisting of 11 persons)	$575	$—
All executive officers (consisting of 15 persons)	$10,089	$1,290

Directors Fees

In accordance with the Compensation Policy and with the Israeli Companies Regulations (Relief from Related Parties' Transactions), 5760-2000, in meetings held on October 25, 2020, the Compensation Committee and the Board approved payment to the Company's directors (including to Michael Federmann who may be considered a direct or indirect controlling shareholder of the Company, and his son David Federmann), in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity, which rates are also paid to the Company's External Directors, as well as reimbursement of expenses in accordance with Israeli law and the Company’s procedures, which are also paid to the Company’s External Directors. As a result, each of the Company’s directors is and will be entitled to an annual fee of NIS 110,235 (equal to approximately $34,300) and a per meeting fee of NIS 4,240 (equal to approximately $1,320), which reflect the above mentioned fee levels, linked to the Israeli consumer price index.

2012 Phantom Bonus Retention Plan

In 2012, our Board approved a “Phantom” Bonus Retention Plan for Senior Officers (the 2012 Phantom Plan). The purpose of the 2012 Phantom Plan is to retain and provide incentives to senior officers of Elbit Systems and certain of our subsidiaries by strengthening the alignment of the 2012 Phantom Plan recipients’ financial interests with those of the Company and our shareholders. Under the 2012 Phantom Plan, phantom bonus units were granted to executive officers within the framework of three consecutive yearly tranches, each such tranche comprised of an equal number of units which entitle the recipient the right to receive the financial benefit (Unit Benefits) deriving from increases in the value of the Company’s shares during the applicable periods, subject to certain restrictions. Unit Benefits are calculated separately for each tranche. The Unit Benefits accrual period for each tranche is three years from the respective grant date of the applicable bonus units.

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

We recorded amounts of approximately $0.9 million 2019, as compensation costs related to grants to our executive officers under the 2012 Phantom Plan. No such compensation costs were recorded in 2020. See Item 18. Financial Statements – Note 22G.

2018 - Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities Established by the Company

We recorded an amount of approximately $4.1 million in each of 2019 and 2020 as compensation costs related to options granted to our executive officers under the 2018 Equity Incentives Plan (the Plan). See below "Share Ownership - Elbit Systems’ Stock Option Plans - 2018 - Equity Incentive Plan for Executive Officers" and Item 18. Financial Statements Notes 22C and 22D.

In 2020 we recorded an amount of approximately $0.2 million as compensation costs related to options granted to our executive officers in start-up entities or similar ventures established by the Company (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company) (Options in Other Entities).

Other Compensation

In addition to payment of monthly salary, bonuses, and options, our executive officers are entitled to reimbursement of travel and certain other expenses in a manner similar to other employees.

Office Holders of the Company, including our directors and executive officers, are covered by our D&O liability insurance policy and are entitled to indemnification in accordance with our Articles of Association and pursuant to an indemnification letter as approved by our shareholders. In our March Proxy Statement, we also proposed, following the recommendation of our Compensation Committee and the approval of our Board, to provide each of our existing and future directors and our CEO with an exemption letter, in the form filed as an exhibit to the March Proxy Statement. For additional information, please refer to the March Proxy Statement and see Item 10. Additional Information - Exemption, Insurance and Indemnification of Directors and Officers - Exemption, Insurance and Indemnification under the Companies Law.

Compensation of Five Most Highly Compensated Office Holders

The following describes the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2020. All amounts specified are in terms of cost to the Company as recorded in our financial statements.
Compensation for each of the specified Office Holders is indicated in terms of the following types of compensation costs:
(1) Salary Costs. Salary Costs include gross salary and, if and to the extent applicable to a respective Office Holder, social and other benefits such as vacation days, sick days, convalescence pay, monthly remuneration for a study fund, contributions made by the Company on behalf of the Office Holders to an insurance policy or a pension fund, contributions by the Company on behalf of the Office Holders towards work disability insurance and other benefits such as company car and communication costs. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.422, which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2020 (Average Exchange Rate).

(2) Bonus Costs. Bonus Costs represent bonuses (annual, managerial evaluation and/or special, as the case may be) recorded in connection with the Office Holders with respect to the year ended December 31, 2020. U.S. dollar amounts indicated for Bonus Costs are based on the Average Exchange Rate.

(3) Phantom Bonus Costs. Phantom Bonus Costs are costs recorded with respect to the year ended December 31, 2020 related to the value of benefits under tranches of phantom bonus units granted to the Office Holders under our 2012 Phantom Bonus Retention Plan. See above “Compensation to Directors and Executive Officers - 2012 Phantom Bonus Retention Plan" and Item 18. Financial Statements - Note 22G. Benefits under the 2012 Phantom Plan cover tranches payable over three years.
(4) Stock Option Costs. Stock Option Costs are costs recorded with respect to the year ended December 31, 2020 related to the Plan. See above “Aggregate Compensation to Directors and Officers - 2018 - Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities Established by the Company" and below "Share Ownership - Elbit Systems’ Stock Option Plans - 2018 - Equity Incentive Plan for Executive Officers" and Item 18. Financial Statements - Notes 22C and 22D. Such Stock Option Costs also relate to Options in Other Entities. See above “Aggregate Compensation to Directors and Executive Officers - 2018 - Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities Established by the Company".
The five most highly compensated Office Holders in 2020 were as follows (U.S. dollar amounts in thousands):
(1)Bezhalel Machlis - President and CEO. Compensation costs recorded for Mr. Machlis in 2020 included: $1,042 in Salary Costs, $1,289 in Bonus Costs and $765 in Stock Option Costs. In March 2019, the Company’s shareholders approved the grant to Mr. Machlis of options to purchase 121,298 ordinary shares par value NIS 0.01 of Cyberbit Ltd., a privately held Israeli company in which we hold an interest (Cyberbit), at an exercise price of $7.62 per share. Mr. Machlis is a member of Cyberbit's board. The grant is in accordance with the Cyberbit employee stock option plan for Cyberbit’s employees and “office holders” (Cyberbit ESOP). Subject to the terms of the Cyberbit ESOP, such options will expire within seven years from the grant date.

At the Scheduled April meeting, following the recommendation of our Compensation Committee and the Board, our shareholders will vote on a proposal to amend the employment terms of Mr. Machlis. Such amendment includes, among other provisions, a grant of Options under the Plan and a grant of an exemption letter. For further information see the March Proxy Statement. In addition, see below “Board Practices - Compensation Committee”, “Share Ownership - Elbit Systems’ Stock Option Plan”, Item 10. Additional Information - General Provisions of Israeli Law and Related Provisions of Articles of Association - Office Holders and Approval of Employment Terms of Office Holders and Item 16G. - Corporate Governance.

(2) Yehuda Vered - Executive Vice President - General Manager Land. Compensation costs recorded for Mr. Vered in 2020 included: $758 in Salary Costs, $246 in Bonus Costs and $452 in Stock Option Costs.

(3) Joseph Gaspar - Executive Vice President - Chief Financial Officer. Compensation costs recorded for Mr. Gaspar in 2020 included: $610 in Salary Costs, $184 in Bonus Costs and $496 in Stock Option Costs.

(4) Elad Aharonson - former Executive Vice President - General Manager ISTAR. Compensation costs recorded for Mr. Aharonson in 2020 included: $713 in Salary Costs, $113 in Bonus Costs and $411 in Stock Option Costs.

(5) Yoram Shmuely - Executive Vice President - General Manager Aerospace. Compensation costs recorded for Mr. Shmuely in 2020 included: $658 in Salary Costs, $158 in Bonus Costs and $411 in Stock Option Costs.

Board Practices

Appointment of Directors

Our directors, other than our External Directors, are elected by the shareholders at the annual general meeting of shareholders. Their term of office is until the conclusion of the next annual general meeting of shareholders, which is held at least once every calendar year but not more than 15 months after the previous annual general meeting of shareholders. According to our Articles of Association, the approval of our shareholders at a general meeting is generally required to remove any of our directors from office. Between annual general meetings of shareholders our Board may appoint new directors to fill vacancies. The External Directors are elected at a general meeting of shareholders as described under “External Directors” below. Our Articles of Association authorize a maximum of 17 directors, a minimum of five directors and, unless otherwise determined by our Board or approved by our shareholders, the number of directors will be nine.

The Companies Law requires the board of directors of a public company, after considering the company’s type and size and the scope and complexity of its activities, to determine the minimum number of directors on the board having “financial and accounting expertise” as defined in the Companies Law. Our Board has adopted a policy pursuant to which it will include a minimum of two directors having financial and accounting expertise as defined under the Companies Law. Currently our Board has two directors who are considered by the Board to have financial and accounting expertise: Mr. Bar Nir and Prof. Nisan. In addition, the Companies Law provides that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general meeting of shareholders of a company whose shares are publicly traded, at which the election of a director is to be considered, will not be held, and a director will not be elected, unless:

(1) the nominee has declared to the company that he or she complies with the above-mentioned requirements;

(2) the details of his or her applicable qualifications are provided;

(3) in case such nominee is an “Independent Director” as defined in the Companies Law (see below), the nominee has also declared that he or she complies with the independence criteria under the Companies Law; and

(4) in case such nominee is an External Director, the nominee has declared that he or she complies with the requirements for External Directors provided under the Companies Law.

Each of our elected directors has declared to our Board that he or she complies with the required qualifications under the Companies Law for appointment as a member of our Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our Board. In addition, Mr. Ben Zeev, Prof. Nisan and Prof. Tamir have each declared, and our Audit and Financial Statements Review Committee has determined, that he or she complies with the criteria of an Independent Director under the Companies Law, and each of Mr. Bar Nir and Mrs. Shapira has declared that he or she complies with the External Director requirements under the Companies Law.

In addition to the External Directors, under the Companies Law and regulations thereunder, a director in a company such as Elbit Systems, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, such as the Nasdaq director independence criteria, may be considered an Independent Director pursuant to the Companies Law if such director meets certain conditions listed in the regulations, and provided such director has been designated as such by the audit committee. The Audit and Financial Statements Review Committee has designated Mr. Ben Zeev, Prof. Nisan and Prof. Tamir as Independent Directors under the Companies Law.

The terms of office of Mrs. Shapira and Mr. Bar Nir, the current External Directors on our Board, expire as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in December 2020. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

We are subject to Nasdaq rules relating to the composition and practices of our Board.  Among other things, these rules require that a majority of our directors be "independent" as defined in the applicable Nasdaq rules and that our Audit and Financial Statements Review Committee, our Compensation Committee and our Corporate Governance and Nominating Committee each be composed exclusively of such independent directors.  We comply with these Nasdaq requirements because (a) of our nine directors, the following five directors are independent under Nasdaq rules: Noaz Bar Nir, Yoram Ben Zeev, Professor Ehood (Udi) Nisan, Bilha (Billy) Shapira and Professor Yuli Tamir and (b) our Audit and Financial Statements Review Committee, our Compensation Committee and our Corporate Governance and Nominating Committee are each composed exclusively of directors who are independent under the Nasdaq rules. Nominees for appointment or election as a director are recommended by the Board’s Corporate Governance and Nominating Committee. See below “Corporate Governance and Nominating Committee.”

Substitute Directors. The Articles of Association provide that any director may appoint another person to serve as a substitute director. A substitute director must be qualified under the Companies Law to serve as a substitute of the relevant director, and, under the Companies Law, in case the substituted director is an Independent Director as defined in the Companies Law, the substitute director must also comply with the requirements of the Companies Law for Independent Directors, and a substitute for an External Director must comply with the requirements of the Companies Law for External Directors and also have the same type of financial and accounting expertise or professional competence as the director he or she replaces. If his or her appointment is for more than one meeting it will be subject to the approval of the Board. Such person may not act as a substitute director for more than one director at the same time. In addition, a Board committee member may not substitute for another Board committee member in meetings of the applicable committee. The same rules, including compensation, will apply to a substitute director as to the director who appointed him or her, and the substitute director may participate in Board and Board committee meetings in the same manner as the appointing director (subject to any applicable independence criteria). Subject to the Companies Law, a director who has appointed a substitute director may revoke the appointment at any time. In addition, the office of a substitute director will be vacated at any time that the office of the director who appointed the substitute is vacated for any reason. Any appointment or revocation of the appointment of a substitute director will be made by notice in writing to the substitute director and Elbit Systems. The appointment or revocation, as the case may be, will become effective on the later of the date of receipt of the above notice or the date fixed in the notice. Appointing a substitute director will not release the appointing director from his/her liabilities, taking into account the applicable circumstances.

External Directors

Under the Companies Law publicly held Israeli companies are required to appoint at least two External Directors. Among other requirements, for each publicly held company such as Elbit Systems that is considered to have a controlling shareholder, a person may serve as an External Director if he or she meets the following requirements (the Affiliation Requirements):

(1) if that person is not a Relative (for definition of the term "Relative" see Item 10. Addtional Information - Approval of Certain Transactions - Personal Interest and Extraordinary Transactions) of the controlling shareholder of that company and if that person (and each of that person’s Relatives, partners and employers), or any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, did not have, on the date of the person's appointment or at any time during the two years preceding that person’s appointment as an External Director, any "Affiliation" (as defined in the Companies Law) with any of:

(i) the applicable company;

(ii) the controlling shareholder of the applicable company or any of his or her Relatives on the date of appointment; or

(iii) any entity controlled, on the date of such appointment or at any time within the preceding two years, by the applicable company or by the controlling shareholder of the applicable company; and

(“Affiliation” means (subject to certain exceptions provided in regulations promulgated under the Companies Law): (a) an employment relationship, (b) a business or professional relationship maintained on a regular basis (excluding insignificant relationships), (c) control and (d) service as an office holder, excluding a director appointed in order to serve as an External Director of a company that is about to offer its shares in an Initial Public Offering.)

(2) if and so long as:

(i) no conflict of interest exists or may exist between that person’s role as a member of the board of directors of the respective company and that person’s other positions or business activities; and

(ii) such position or business activities does not impair that person’s ability to serve as a director; and

(3)    if and so long as:

(i) that person and each of that person’s Relatives, partners and employers, or any person to whom he or she is subordinated directly or indirectly or any entity controlled by that person has no business or professional relationships with any of the persons or entities mentioned in (1) above, even if such relationship is not on a regular basis (other than a negligible relationship); and

(ii) no other consideration except as permitted under the Companies Law is paid to that person in connection with that person’s position as a director in the relevant company; and

(4)    if that person serves also as a member of the board of directors of another company, none of the External Directors of that other company serves at the same time as a member of the board of directors of the respective company; and

(5)    if that person is not an employee of a securities authority or a stock exchange in Israel.

In general, at least one External Director must have financial and accounting expertise, and the other External Director(s) must have professional competence as described below. However, in companies such as Elbit Systems that are “dually listed” (for example traded on a stock exchange in both Israel and the U.S.), if one or more other directors who meet the independence criteria applicable to members of the audit committee under the foreign applicable law (including stock exchange rules) have been determined by the board of directors to have financial and accounting expertise then it is permissible for all of the External Directors to have only “professional competence” as described below.

Under the relevant regulations of the Companies Law, a director has financial and accounting expertise if he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business accounting matters and financial statements in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion with respect to the manner in which the financial data is presented. The evaluation of the financial and accounting expertise of a director is to be made by the board of directors taking into account, inter alia, the parameters specified in the relevant regulations of the Companies Law.

A director has “professional competence” if he or she (a) has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree or other advanced degree in the company’s main area of business or in a field relevant to such position, or (b) has at least five years experience in any of the following positions or five years accumulated experience in two or more of them:

(1)     a senior position in the business management of any corporate entity with a substantial scope of business;

(2)    a senior public office or a senior position in the public service sector; or

(3) a senior position in the field of activity of the company.

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

According to the Companies Law and our Articles of Association, our External Directors serve for a three-year term following which they may stand for up to two additional terms of three years each. Re-election of an External Director for each additional period, beyond the first period, requires that he or she meets the Affiliation requirements and that he or she:

(1)     is recommended for re-election by one or more shareholders holding at least 1% of all voting rights of the relevant company, and has no affiliations as listed in Section 245(a1)(1)(c) of the Companies Law;

(2)     is recommended for re-election by the board of directors of the relevant company; or

(3)     proposes his or her nomination; and

in each case, the nomination is approved by the general meeting of shareholders of the relevant company with the applicable majority requirements as provided by the Companies Law.

In addition, External Directors in companies such as Elbit Systems that are “dually listed” may stand for re-election for additional terms of up to three years each beyond the first three terms, provided:

(1) the audit committee and the board a have each determined that in light of such External Director’s expertise and unique contribution to the work of the board and its committees, his or her nomination for an additional term of office is in the best interest of the company;

(2) his or her election was approved by the company's shareholders’ by a Special Uninterested Majority, provided that, in this regard, (a) a Personal Interest, excludes a Personal Interest that does not result from such shareholder’s relations with the controlling shareholder and (b) the External Director has no affiliations as listed in Section 245(a1)(1)(c) of the Companies Law); and

(3) the term of office of the respective External Director and the reasons of the audit committee and the board for the extension of the term were presented to the company's shareholders prior to their approval.

Our Articles of Association allow the External Directors of the Company to be elected to more than three terms of service. According to the Companies Law, any committee of the Board must include at least one External Director, and all External Directors must be members of the Audit and Financial Statements Review Committee and the Compensation Committee.

Mrs. Shapira and Mr. Bar Nir currently serve as our Board’s External Directors. The first three-year term of office of Mrs. Shapira ends in November 2022. The first three-year term of office of Mr. Bar Nir ends in August 2023. Mr. Bar Nir was determined by the Board to have financial and accounting expertise under Israeli law, and Mrs. Shapira was determined by the Board to have the applicable “professional competence” to serve as an External Director.

Audit and Financial Statements Review Committee.

Pursuant to Sections 114 and 171(e) of the Companies Law, the Companies Regulations (Provisions and Terms for the Approval Process of the Financial Statements) – 5770 - 2010 (the Financial Statements Regulations), and Rule 5605(c)(1) of the Nasdaq Stock Market Inc. Market Place Rules (the Nasdaq rules), the Company has established an audit and financial statements review committee (the Audit and Financial Statements Review Committee) as a standing committee of its Board. In accordance with the requirements of the Companies Law and Financial Statements Regulations, the committee may act as either an “audit committee” or “financial statements review committee.” Together, in these two frameworks, the Audit and Financial Statements Review Committee performs the duties required under the Nasdaq Rules and the Companies Law to be performed by an “audit committee” as well as the duties required under the Companies Law and the Financial Statements Regulations to be performed by a “financial statements review committee”.

Currently, Mr. Bar Nir (chair), Mr. Ben Zeev, Prof. Nisan, Mrs. Shapira and Prof. Tamir are members of the Audit and Financial Statements Review Committee. Mr. Ninveh is an observer in the meetings where the committee acts as a financial statements review committee.

SEC and Nasdaq rules require that our Audit and Financial Statements Review Committee be composed solely of independent directors and that at least one member of such committee be financially sophisticated as defined under SEC rules. We comply with these SEC and Nasdaq requirements because each member of our Audit and Financial Statements Review Committee is independent, and our Board has determined that both Mr. Bar Nir and Prof. Nisan satisfy the SEC’s financial sophistication requirement.

Audit and Financial Statements Review Committee - Acting as the Audit Committee

In accordance with the Companies Law, an audit committee must consist of at least three directors qualified to serve as members of an audit committee under the Companies Law, including all External Directors, and must be comprised of a majority of directors meeting certain independence criteria of the Companies Law. The chair of the audit committee must be an External Director. We comply with these rules because all of the Committee members meet the independence criteria of the Companies Law, all of our External Directors are members of the Committee and the chair of the Committee is an External Director.

In addition to its other roles, under the Companies Law the audit committee of a public company such as Elbit Systems is required:

(1) to locate deficiencies in the administration of the company's business, inter alia by consulting with the company's internal or external auditors, and to make proposals to the board of directors regarding ways of correcting such deficiencies;

(2) to determine (i) whether a competitive process or other proceedings will be conducted prior to the company engaging in certain transactions, (ii) the classification of certain acts as “material” or “non-material” and certain transactions as “extraordinary” or “non-extraordinary”, (iii) how to approve certain transactions that the audit committee deems non-negligible and the types of non-negligible transactions that are subject to approval of the audit committee and (iv) to pre-determine principles and guidelines for the proceedings listed above;

(3) to decide whether to approve acts and transactions requiring the approval of the audit committee under sections 255 and 268 to 275 of the Companies Law;

(4) if the board of directors approves the audit plan of the internal auditors – to examine such plan and suggest amendments prior to it being presented to the board of directors;

(5) to oversee the performance of the company’s internal auditor and the internal control functions, including the determination whether the internal auditor has sufficient tools and resources required for the performance of his or her duties, taking into account, among other factors, the particular requirements of the company and its size;

(6) to examine the scope and fees of the external auditor; and

(7) to establish a “whistleblower” process for the company.

The Audit and Financial Statements Review Committee, when acting as the audit committee, operates in accordance with a charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The charter is published on our website. The Audit and Financial Statements Review Committee, when acting as the audit committee, meets from time to time as required and also conducts annual assessments of the sufficiency of its charter and of the Committee’s compliance with its obligations. See Item 16A. Audit Committee – Financial Expert and Item 16D. Exemptions from the Listing Standards for Audit Committees.

Audit and Financial Statements Review Committee - Acting as the Financial Statements Review Committee

Pursuant to the Israeli Companies Regulations (Financial Statements Approval Procedure), 5770-2010, the financial reports of a public company such as Elbit Systems may be brought for discussion and approval of the board only after a financial statements review committee has discussed and formulated recommendations to the board in connection with:

(1)    the estimations and assessments made in connection with the financial statements;

(2) the internal controls related to financial reporting;

(3) the completeness and adequacy of disclosure in the financial statements;

(4) the accounting and auditing principles and practices, including the accounting policies adopted and accounting treatments applied in the material matters of the company; and

(5) value evaluations, including the assumptions and estimates on which evaluations are based, and the supporting data in the financial statements.

The Audit and Financial Statements Review Committee, when acting as the financial statements review committee, operates pursuant to the terms of a charter that is published on our website. Pursuant to the Israeli Companies Regulations (Financial Statements Approval Procedure), 5770-2010, a financial statements review committee must consist of at least three members, the chair of the committee must be an External Director, and the majority of its members must be directors who meet certain independence requirements of the Companies Law, and, among other criteria, all of its members must be able to read and understand financial statements, with at least one of the independent members having financial and accounting expertise.We comply with such requirements because the chair of the Committee is an External Director, our Committee has five members, all of which meet the independence criteria of the Companies Law and are able to read and understand financial statements and Mr. Bar Nir and Prof. Nisan have been determined by the Board to have financial and accounting expertise.

Compensation Committee

Mrs. Shapira (chair), Mr. Ben Zeev and Mr. Bar Nir are members of the Board’s compensation committee (Compensation Committee). Pursuant to the Companies Law (see above “Compensation of Directors and Executive Officers - Compensation Policy”), the compensation committee of a public company, such as Elbit Systems, is required to consist of at least three members, and all of the External Directors must be members of the committee (one of which to be appointed as the chair) and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law and whose compensation is in accordance with the compensation requirements applicable to the External Directors. Furthermore, all of the Committee members must comply with the independence requirements of the SEC and Nasdaq. All of our Compensation Committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC and have been determined to be eligible to be members of a compensation committee in accordance with the Companies Law. The chair of our Compensation Committee is an External Director, and the majority of the Committee members are External Directors.

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

(3)    to determine whether to approve transactions regarding the Employment Terms of Office Holders, if such transactions require the committee’s approval in the circumstances referenced in Section 118B(3) of the Companies Law; and

(4)    in certain situations described in the Companies Law, to determine whether to exempt Employment Terms of a candidate for the position of CEO of the company from the requirement to obtain shareholder approval.

According to the Companies Law, Employment Terms of a public company’s Office Holders must be approved by the compensation committee and the board. In addition, with respect to Employment Terms of the CEO, a director or any Office Holder where the Employment Terms are not consistent with an approved compensation policy or for an Office Holder who is also considered a controlling shareholder (or such controlling shareholder’s Relative), approval by the company’s shareholders is also required in accordance with the applicable majority requirements of the Companies Law. For further information see above “Compensation of Directors and Executive and Executive Officers - Compensation Policy”, Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Office Holders and Item 10. Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders.

Our Compensation Committee operates in accordance with a Compensation Committee charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements, including with the amended compensation committee listing rules of the Nasdaq. The charter is published on our website.

Corporate Governance and Nominating Committee

Mr. Ben Zeev (chair), Mrs. Shapira and Mr. Bar Nir are members of the Board’s corporate governance and nominating committee (Corporate Governance and Nominating Committee). This Committee operates in accordance with a Corporate Governance and Nominating Committee charter that specifies its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The charter is published on our website. The role of the Corporate Governance and Nominating Committee is to:

(1) develop, recommend, oversee and review the Board’s compliance with legal and regulatory requirements, with respect to the composition, functions and performance of the Board and its committees, including Israeli and U.S. legal and regulatory requirements applicable to the Company as a dually listed company that impact the administration and functioning of the Board and the composition of the Board and its committees; and

(2) nominate and recommend members to be elected to the Board.

All of the committee members of such a committee must comply with the independence requirements of the SEC and Nasdaq, and at least one of them must be an External Director under the Companies Law. We comply with such requirements because all of the members of the Corporate Governance and Nominating Committee have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC, and two of them are External Directors. In recommending director candidates, our Corporate Governance and Nominating Committee takes into consideration such factors as it deems appropriate based on our current needs. See Item 16.G. Corporate Governance.

Board Committee Membership

Audit and Financial Statements Review Committee:	Corporate Governance and Nominating Committee:	Compensation Committee:

Noaz Bar Nir	Yoram Ben Zeev	Bilha (Billy) Shapira
(chair)	(chair)	(chair)
Yoram Ben Zeev	Noaz Bar Nir	Noaz Bar Nir
Ehood (Udi) Nisan	Bilha (Billy) Shapira	Yoram Ben Zeev
Bilha (Billy) Shapira
Yuli Tamir

Board and Committee Meetings
The Board meets quarterly and at other times during the year as necessary to conduct its activities. The Audit and Financial Statement Review Committee, in each of its roles as either the audit committee or the financial statements review committee, meets at least quarterly, and the Compensation Committee and Corporate Government and Nominating Committee each meet at least annually. In addition, in accordance with the applicable Nasdaq rules, our independent directors conduct executive sessions at least twice a year. Each of the committees also meets at additional times during the year as may be necessary to carry out its functions. During 2020, the average attendance for Board members at Board and committee meetings was approximately 98.6%.

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2018, 2019 and 2020 were as follows:

	Total Employees	U.S. Employees
2020	16,676	2,703
2019	16,575	2,580
2018	16,149	2,001

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our wholly-owned subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 5,290 employees in Israel are covered by such agreements that extend for various periods ranging from 2021 - 2026. Approximately 500 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods through July 2024.

Share Ownership

As of March 15, 2021, the ownership by the members of our Board and by our executive officers of our ordinary shares (either actual ordinary shares or ordinary shares that the person has the right to acquire within 60 days as the result of the exercise of an option), was as follows (in each case, based on information that each applicable person has provided to us):

(1)     Michael Federmann, the chair of our Board, has the right to control the voting of the 19,580,342 ordinary shares (i.e., approximately 44.3% of our outstanding ordinary shares) that are owned, directly and indirectly, by FEL (the FEL Share Position);

(2)    David Federmann, a member of our Board and the son of Michael Federmann, has an indirect non-voting economic interest in the FEL Share Position; and

(3)     Except as provided above, as of March 15, 2021, no individual director or executive officer beneficially owned (as determined under SEC rules) 1% or more of our outstanding ordinary shares.

For further information on the FEL Share Position, including the indirect economic interests of Michael Federmann and David Federmann, and the shareholdings of other members of the Board and executive officers see Item 7. Major Shareholders and Related Party Transactions - Major Shareholders - Percentages. The ordinary shares beneficially owned by the above-mentioned persons have the same voting rights as all of our other outstanding ordinary shares.

Elbit Systems’ Stock Option Plans

2018 - Equity Incentive Plan for Executive Officers
On February 27, 2018, our Board approved the 2018 Equity Incentive Plan for Executive Officers (as may be amended from time to time - the Plan), for a period of eight years. The purpose of the Plan is to link the compensation and benefits of our executive officers with the future growth and success of the Company and its affiliates and with long-term shareholder value. Our Board has also approved the appointment of our Compensation Committee as the administrator of the Plan. Under the Plan, the Company may allocate options to its Israeli resident executive officers, subject to receipt of approvals as required under Israeli Law, to be exercised using a “Net-Exercise Mechanism" (Options), which entitles the recipients to exercise the Options for an amount of shares reflecting only the benefit factor. On February 27, 2018, the Board approved an Option pool of 1,000,000 Options. On February 1, 2021, the Board approved amendments to the Plan that increased the pool of Options permitted to be granted under the Plan to 1,500,000 Options (an increase of 500,000 Options) and extended the duration of the Plan by an additional three years.

The Options are granted under the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version] of 1961 as may from time to time be amended, with respect to the “capital gain tax route”, as well as in compliance with the Israeli Income Tax Rules (Tax Relief in Issuance of Shares to Employees) 2003, as amended from time to time.
The exercise price of an Option is denominated in U.S. dollars and is the higher of:
(1) the average of the closing share price of Elbit Systems ordinary shares on the TASE, during the period of thirty (30) trading days preceding, but not including, the date on which our Board approves the granting of the respective Options (Date of the Board Resolution) converted into the U.S. Dollars by applying the average representative U.S. dollar - NIS exchange rate during such thirty (30) trading days period; or

(2) the closing share price of our ordinary shares on the TASE on the last trading date preceding the Date of the Board Resolution, converted into the U.S. Dollars by applying the representative U.S. dollar - NIS exchange rate most recently published by the Bank of Israel prior to the Date of the Board Resolution.

The grant date of Options to a recipient is determined to be the later of (the Grant Date):
(1) the Date of the Board Resolution;
(2) the first trading day after a period of thirty (30) days has elapsed from the date the Plan is filed with the Israeli Tax Authorities; or
(3) where applicable, the date on which the required corporate approvals have been obtained.
Granted Options vest, subject to continued employment of the participant with the Company or a subsidiary, as follows: forty percent (40%) on the second anniversary of the Grant Date, with the remaining sixty percent (60%) of the Options vesting twenty percent (20%) each on the third, fourth and fifth anniversary of the Grant Date, respectively.

The Plan includes customary terms such as adjustments for capital modifications (reverse stock split, stock split, etc.), rights offering restructuring (split, merger, etc.) and the like. Under the Plan, vesting of Options of a participant will be fully accelerated in case his or her employment is terminated by the Company without cause within a period of twelve (12) months following any change of control over the Company. The Plan also allows, subject to approvals of the Compensation Committee and the Board, acceleration, continued vesting and exercisability of the Options, as well as post-termination exercise periods, in case of termination of employment without cause, or as a result of death or disability. For further information on the terms of the Plan see the 2018 Equity Incentive Plan for Executive Officers filed as Exhibit 4.2 to this annual report of Form 20-F.

Israeli law does not require approval by our Company’s shareholders for an equity incentive plan such as the Plan nor for its amendment. In compliance with Nasdaq Rule 5615(a)(3) allowing a foreign private issuer to follow its home country practice in lieu of certain requirements of Nasdaq’s 5600 series of corporate governance rules, we provided the Nasdaq with a legal opinion of an independent Israeli law firm confirming the above (See Item 16.G - Corporate Governance). On March 20, 2018, the Company filed with the SEC a Registration Statement on Form S-8 (No. 333-223785) for the registration under the U.S. securities laws of the underlying shares that may be issued upon exercise of one million (1,000,000) Options under the Plan.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

As of March 15, 2021, we had 44,200,164 ordinary shares outstanding. The following table sets forth specific information as of March 15, 2021, to the best of our knowledge, concerning:

•beneficial ownership of more than 5% of our outstanding ordinary shares; and

•the number of ordinary shares beneficially owned by all of our executive officers and directors as a group. (Ordinary shares that a person has the right to acquire within 60 days of March 15, 2021 through the exercise of Options under the Plan - see footnote (4) below - are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and Board members as a group.)

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares(1)
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel	19,580,342	(2)	44.3%
All executive officers and directors as a group (24 persons)	31,367	(3) (4)	0.07%

(1)Based on 44,200,164 ordinary shares outstanding as of March 15, 2021.

(2)Includes 3,836,458 ordinary shares held by Heris Aktiengesellschaft (Heris). Heris is owned, directly and indirectly, by Federmann Enterprises Ltd. (FEL). FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the chair of Elbit Systems’ Board and the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of ordinary shares owned by Heris and FEL (approximately 44.3% of our outstanding ordinary shares). In addition, Michael Federmann is the trustee of a trust on behalf of his sister, Irith Federmann-Landeau, that holds an indirect non-voting economic interest of approximately 7.76% in our outstanding ordinary shares through an indirect approximately 17.5% non-voting interest in FEL. Michael Federmann and his sons, David (who also serves as a member of the Elbit Systems Board), Gideon and Daniel Federmann, collectively hold an indirect economic interest equivalent to approximately 27.4% of our outstanding ordinary shares, with Michael Federmann holding an approximately 7.7% economic interest and each of his sons an approximately 6.6% economic interest. In connection with loans obtained from time to time by FEL from two Israeli banks, FEL has pledged to the banks an aggregate of 3,000,000 of our ordinary shares as security for the loans.

(3) This amount does not include any ordinary shares that may be deemed to be beneficially owned by Michael Federmann or David Federmann as described in footnote (2) above.

(4) The Plan includes a “Net Exercise Mechanism” that entitles the recipients to exercise Options for an amount of shares reflecting only the benefit factor. For further information regarding the Plan see Item 6. Directors, Senior Management and Employees - Share Ownership - Elbit Systems' Stock Option Plan - 2018 - Equity Incentive Plan for Executive Officers as well as the Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers, filed as Exhibit 4.2 to this annual report of Form 20-F. The number of ordinary shares reflected above as owned by all executive officers and directors as a group was calculated based on an exercise on March 15, 2021, which is a theoretical date. The number of ordinary shares that will actually be issued will vary, depending on the date of exercise and the market price of the ordinary shares on such date. The aggregate number of Options granted to executive officers that are exercisable on or within 60 days following March 15, 2021 is 318,000 Options.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

Our controlling shareholder generally has the same voting rights as other holders of our ordinary shares. See also Exhibit 2.1 - Description of Securities.

We are not aware of any changes in the number of shares held by our major shareholders during the last three years.

As of March 15, 2021, approximately 11% of our outstanding ordinary shares were held in the United States by approximately 132 shareholders of record registered on the books of our transfer agent.

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

On September 30, 2020, we filed a shelf prospectus with the Israeli Securities Authority and with the TASE, under which we may issue, from time to time, different type of securities pursuant to filing supplemental shelf offering reports.

The shelf prospectus would typically be effective for two years, unless extended with the consent of the Israeli Securities Authority.

Related Party Transactions

The Company engages from time to time, in the normal course of business, in transactions with related parties (including with companies affiliated with FEL, the Company’s major shareholder) for certain goods and services, such as purchase of materials, hotel services and catering services. Related party transactions also include, among others, such transactions with entities in which an Office Holder of the Company serves as a director. The Company does not believe its transactions with related parties during the annual period commencing on January 1, 2020 are either material to the Company or unusual in their nature or conditions. All transactions with related parties are approved in accordance with the requirements of the Companies Law. For further information regarding approval of transactions with related parties see Item 10. Additional Information – Approval of Certain Transactions.

For further information regarding certain transactions between the Company and related parties as well as entities in which we hold less than a controlling interest see Item 18. Financial Statements – Note 27.

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Our international sales (outside Israel) constitute a significant portion of our sales. In 2020, these sales were approximately $3.56 billion, constituting approximately 76% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2020 Compared to 2019 – Revenues.

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:

2018	$1.76 per share
2019	$1.76 per share
2020	$1.67 per share

Other than any significant event that may be described in this annual report, there have not been any significant changes since December 31, 2020.

Item 9.    The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are listed on the TASE and on Nasdaq and are quoted under the symbol “ESLT”.

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

Appointment and Removal of Directors. Under our Articles of Association our directors (except for External Directors - see Item 6. Directors, Senior Management and Employees - Board Practices - External Directors) are elected by the shareholders at the annual meeting by a simple majority of our ordinary shares. Directors generally hold office until the next annual general meeting. Under certain circumstances, our Board may appoint new directors to fill vacancies. For further information see Item 6. Directors, Senior Management and Employees – Directors and Executive Officers – Board of Directors.

Internal Auditor. Israeli public companies are required to appoint an internal auditor who was initially recommended by the audit committee. The main role of the internal auditor is to examine whether the company’s activities are conducted in accordance with the law, with integrity and pursuant to orderly business procedures. Our internal auditor operates in accordance with our Audit and Financial Statements Review Committee charter that provides the framework for the committee’s oversight of the internal auditor’s functions, consistent with applicable Israeli and U.S. laws and regulations. Under the Companies Law, the internal auditor may not be an Office Holder (see below "Office Holder"), an “interested party” (as defined below) or a "Relative" (see below "Approval of Certain Transactions - Personal Interest and Extraordinary Transactions") of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is generally defined in the Companies Law as any person who (a) serves as a director or the chief executive officer of the company, (b) has the right to appoint a director or chief executive officer or (c) owns 5% or more of the issued share capital or the voting rights.

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

The Companies Law specifies the fiduciary duties that an Office Holder owes to a company, which consist of a duty of care and a duty of loyalty. Under the Companies Law, an Office Holder’s duty of loyalty includes the general duty to act in good faith and for the benefit of the company, avoiding any conflict of interest between the Officer Holder’s position in the company and his or her other positions or personal affairs. The duty of loyalty also includes avoiding any competition with the company and any exploitation of a business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company’s affairs that the Office Holder has received due to his or her position as an Office Holder. Under the Companies Law, voting agreements among directors or a director’s failure to exercise independent judgment while voting are considered breaches of the duty of loyalty. The duty of care requires, among other obligations, that an Office Holder acts in a way that a reasonable Office Holder would act in the same position and under similar circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to such actions.

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

Arrangements in connection with the Employment Terms (see Item 6. Directors, Senior Management and Employees - Compensation of Directors and Executive Officers - Compensation Policy) of Elbit Systems’ Office Holders require special authorizations. See below “Approval of Certain Transactions - Approval of Employment Terms of Office Holders”.

Other transactions with Office Holders and affiliates may also require authorization in accordance with the requirements of the Companies Law. See below “Approval of Certain Transactions”.

Approval of Certain Transactions

Approval Procedures. The Companies Law requires that certain transactions, actions and arrangements, mainly with related parties including Office Holders, be approved in the manner provided for in the Companies Law and in a company’s articles of association, which in many cases includes approval by the audit committee or the compensation committee and by the board of directors. In some cases shareholder approval is also required.

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

In accordance with the Companies Law:

“Personal Interest” means a personal benefit, gain or other interest derived by a person from approving the respective act or transaction. Any benefit or interest arising solely from holding a company’s shares is not considered such a personal benefit or other interest under the Companies Law. Such personal benefit and other interest includes any personal benefit or other interest of:

(1) a person’s Relative;

(2) any entity in which a person or any of his or her Relatives either:

(i) holds 5% or more of such entity’s issued share capital or voting rights;

(ii) has the right to appoint a director to such entity’s board of directors or the chief executive officer thereof; or

(iii) is a member of such entity’s board of directors or serves as the chief executive officer thereof; or

(3) anyone voting by proxy or granting a proxy on behalf of such person with respect to the applicable transaction, whether the proxy holder has discretion to vote or not.

An "Extraordinary Transaction" is a transaction:

(1) other than in the ordinary course of business;

(2) other than on market terms; or

(3) likely to have a material impact on the company’s profitability, assets or liabilities.

“Relative” means any of the following:

(1) a spouse, brother, sister, parent, grandparent or descendant;

(2) the descendant, brother, sister or parent of a spouse of a person mentioned in (i); or

(3) the spouse of any of the persons mentioned in (i) or (ii).

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

(ii)    a material action or arrangement (unrelated to employment terms) that may otherwise be considered a breach of fiduciary duty by an Office Holder; or

(iii)    an Extraordinary Transaction of a public company with its controlling shareholder or with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, as well as an agreement of a public company with its controlling shareholder or his or her Relatives, directly or indirectly, including through a company controlled by him or her, regarding the grant of services to the applicable company, as the case may be (and regarding his or her employment terms if the controlling shareholder or his or her Relatives is an employee of the company but he or she is not an Office Holder); and

(3)    approval of both the compensation committee and the board of directors - an arrangement regarding Employment Terms of an Office Holder or of a controlling shareholder or his or her Relatives as Office Holders of the company.

Except for certain exemptions specified under the Companies Law, the transactions and arrangements described above may also require shareholder approval, including, where applicable, by a Special Uninterested Majority. In addition, the Companies Law requires re-approval every three years with respect to some of the matters referred to above. Re-approval when applicable is required by the audit committee or the compensation committee, as the case may be, the board of directors and, except for certain specific exemptions, by the shareholders. See below "Exemption, Insurance and Indemnification of Directors and Officers - Exemption, Insurance and Indemnification of Directors and Officers under the Articles of Association" and also "Provisions Relating to Major Shareholders".

Under the Companies Law, the audit committee of a publicly held company such as Elbit Systems is also required to determine whether to carry out competitive procedures or other procedures before any engagement in a transaction, even if such transaction is not Extraordinary, with a controlling shareholder or in which a controlling shareholder has a Personal Interest.

Approval of Employment Terms of Office Holders

In accordance with the Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding Employment Terms of an Office Holder. In addition, the Companies Law requires that we also obtain the approval of our shareholders for any Employment Terms arrangement with (i) our CEO; (ii) a director; (iii) any other Office Holder where the Employment Terms are not consistent with an approved compensation policy or (iv) an Office Holder that is also considered a controlling shareholder (or his or her Relative). Except with respect to Employment Terms of a director that are consistent with the company's compensation policy, such shareholder approval requires a Special Uninterested Majority. See Item 6. Directors, Senior Managers and Employees - Compensation of Directors and Executive Officers - Compensation Policy.

In accordance with the Companies Law, the compensation committee may determine that an arrangement in connection with Employment Terms of a candidate for the position of the CEO of a public company is exempt from the approval by the shareholders of the company, provided that: (i) the CEO candidate is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determines, based on detailed reasons, that bringing the arrangement to the approval of the shareholders may compromise completing the arrangement; and (iii) the Employment Terms are consistent with the company’s approved compensation policy.

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

For further information see above “General Provisions of Israeli Law and Related Provisions of Articles of Association - Office Holders” and Item 6. Directors, Senior Management and Employees - Compensation of Directors and Executive Officers - Compensation Policy.

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

To the extent specifically allowed by the company’s articles of association, the Companies Law permits a company to obtain an insurance policy covering liabilities of Office Holders resulting from their actions in fulfilling their roles as Office Holders, in any of the following instances:

(1)     breach of the Office Holder’s duty of care to the company or to another person;

(2)     breach of the Office Holder’s duty of loyalty to the company, to the extent that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; or

(3)    monetary liabilities imposed on the Office Holder for the benefit of another person.

The Israeli Securities Law – 1968 (Securities Law) also permits such an insurance policy to cover a payment which an Office Holder is obligated to make to an injured party as set forth in the relevant sections of the Securities Law, as well as expenses incurred by an Office Holder in connection with certain proceedings that are specified in the Securities Law, including reasonable litigation expenses (including attorneys’ fees), provided that a relevant provision is included in the company’s articles of association.

Under the Companies Law, a company may indemnify an Office Holder against monetary liabilities and expenses imposed on or incurred by the Office Holder as a result of an act done by virtue of his or her role as an Office Holder for the following matters:

(1)    financial liability imposed on the Office Holder in favor of another person pursuant to a judgment, including a judgment in the course of settlement arrangements or an arbitrator’s award approved by a court;

(2)    reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder in an investigation or proceeding that has concluded without an indictment being filed and without any monetary liabilities being imposed on the Office Holder in lieu of criminal proceedings or has concluded without the filing of any indictment but with the imposition of monetary liability in lieu of criminal proceedings in an offense that does not require proof of criminal intent or in connection with a monetary sanction; and

(3)    reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder or imposed by a court in a proceeding instituted against the Office Holder by the company, on its behalf or by any other person, or in connection with criminal proceedings in which the Office Holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

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

In addition, a company may indemnify, including in advance, an Office Holder in respect of payments that the Office Holder is obligated to make to an injured party as set forth in the relevant sections of the Securities Law, as well as expenses incurred by an Office Holder in connection with certain proceedings that are specified in the Securities Law, including reasonable litigation expenses (including attorneys’ fees). These indemnifications are subject to the inclusion of relevant provisions in the company’s articles of association.

A company may not indemnify an Office Holder or enter into an insurance contract that would provide coverage for, or exempt an Office Holder from, liability to the company with respect to any of the following:

(1)a breach of duty of loyalty, except indemnification or insurance that provides coverage for a breach of a duty of loyalty to the company while acting in good faith and having a reasonable basis to believe that such act would not prejudice the interests of the company;

(2)a willful or reckless breach of duty of care, other than mere negligence;

(3)an act done with the intent to unlawfully realize a personal gain;

(4)a fine, monetary penalty or forfeiture imposed upon such Office Holder; or

(5)certain monetary liabilities that are set forth in the Securities Law.

Exemption, Insurance and Indemnification of Directors and Officers under the Articles of Association

In accordance with and subject to the Companies Law and the Securities Law, Elbit Systems’ Articles of Association permit the Company to exempt, in advance or retroactively, any director or Company officer from any liability to the Company attributed to damage or loss caused by breach of the director’s or officer’s duty of care owed to the Company.

Furthermore, in accordance with and subject to the provisions of the Companies Law and the Securities Law, Elbit Systems’ Articles of Association allow for directors and officers liability insurance, in respect of a liability or payment imposed on a director or officer as a result of an act carried out by such person in his or her capacity as a director or officer. This insurance may cover:

(1)a breach of his or her duty of care to Elbit Systems or to another person;

(2)a breach of his or her duty of loyalty to Elbit Systems, provided that the director or officer acted in good faith and had reasonable basis to assume that his or her act would not harm the interests of Elbit Systems;

(3)a financial obligation imposed on him or her in favor of another person;

(4)a payment that he or she is obligated to pay to an injured party as set forth in the relevant sections of the Securities Law;

(5)expenses incurred by him or her in connection with certain administrative proceedings specified in the Securities Law, including reasonable litigation expenses (including attorneys’ fees); or

(6)any other event for which insurance of a director or officer is or may be permitted.

In addition, in accordance with and subject to the Companies Law and the Securities Law, Elbit Systems’ Articles of Association permit indemnification, retroactively or in advance, of a director or officer against liability, payment or expense imposed on or incurred by him or her as a result of an act carried out in his or her capacity as a director or officer, that may include:

(1)a monetary liability imposed on the director or officer or paid by him or her in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court; provided however, that in case such undertaking is granted in advance it will be limited to events which, in the Board’s opinion, are foreseeable in light of the Elbit Systems’ actual activities at the time of granting the obligation to indemnify, and to a sum or under criteria as the Board deems reasonable under the circumstances, and the undertaking to indemnify will specify the aforementioned events and sum or criteria;

(2)a payment imposed on him or her in favor of an injured party in the circumstances specified in the relevant sections of the Securities Law;

(3)reasonable litigation expenses (including attorneys’ fees), incurred by a director or officer as a result of an investigation or proceeding conducted against him or her by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure: (i) concludes without the filing of an indictment against the director or officer and without imposition of monetary payment in lieu of criminal proceedings; or (ii) concludes with imposing on the director or officer a monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent or was incurred by the director or officer in connection with a monetary sanction imposed by the Companies Law or the Securities Law;

(4)expenses incurred by a director or an officer in connection with certain administrative proceedings set forth in the Securities Law, including reasonable litigation expenses (including attorneys’ fees); and

(5)reasonable litigation expenses (including attorneys’ fees), expended by the director or officer or imposed on him or her by the court for:

(i)    proceedings issued against him or her by or on Elbit Systems’ behalf or by a third party;

(ii)    criminal proceedings from which the director or officer was acquitted; or

(iii)    criminal proceedings in which he or she was convicted of an offense that does not require proof of criminal intent; or

(iv)    any other liability or expense for which it is or may be permissible to indemnify a director or an officer.

The Articles of Association permit the grant of similar indemnification to any person acting on behalf or at the request of Elbit Systems as a director or officer of another company in which Elbit Systems is directly or indirectly a shareholder or has any other interest.

The aggregate amount of indemnification by Elbit Systems to our Office Holders may not exceed 25% of Elbit Systems’ consolidated shareholders equity as reflected in our most recent consolidated financial statements published prior to the date of the indemnification payment.

In 2011, Elbit Systems’ Audit and Financial Statements Review Committee, Board and shareholders approved the grant to members of our Board (including to Michael Federmann, who may be considered a direct or indirect controlling shareholder of the Company, and to his son David Federmann), of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit and Financial Statements Review Committee and the Board for indemnification of Office Holders of Elbit Systems who are not directors.

According to the Companies Law, the granting by a public company, such as Elbit Systems, of an indemnification letter (or exemption letter) to an Office Holder who may be considered as a direct or indirect controlling shareholder of that company or his or her relative, requires re-approval every three years by the company’s compensation committee, the board of directors and the company’s shareholders. The indemnification letters originally granted to Michael Federmann and David Federmann in 2011 were last re-approved, following the approval of our Compensation Committee and Board, by our shareholders at the Annual General Meeting of Shareholders in 2020, for an additional period of three years commencing on December 1, 2020.

Elbit Systems' Compensation Policy allows Elbit Systems to purchase, from time to time during the term of the Compensation Policy, directors and officers (D&O) liability insurance. The insurance policy terms, as well as the premium paid, will reflect current market conditions with respect to the Company and the nature of its operations. Pursuant to an amendment to the Compensation Policy approved by our shareholders at the Extraordinary General Meeting of Shareholders held on February 26, 2020, the coverage limit under each insurance policy will not exceed $200 million and the maximum annual premium will not exceed $3 million. The New Compensation Policy as proposed in the March Proxy Statement, would remove the annual premium limitation under which the Company may purchase such insurance policies. For additional information, see Item 6. Directors, Senior Management and Employees - Compensation of Directors and Executive Officers -

Compensation Policy. In accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the inclusion of our Office Holders in any D&O liability insurance policy that is consistent with our Compensation Policy will require only the approval of our Compensation Committee if the D&O liability insurance policy applicable to each of them (i) is purchased on market terms and (ii) the purchase thereof will not have a material effect on the Company’s profitability, assets or obligations.

In a meeting held on February 28, 2021, our Compensation Committee approved the purchase of a D&O liability insurance policy which complies with the provisions of our Compensation Policy and further approved the inclusion therein, in addition to all other Office Holders, of Michael Federmann (who may be considered a direct or indirect controlling shareholder of the Company), of his son David Federmann and of Bezhalel Machlis, our President and CEO, in accordance with the requirements of the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000. As of March 15, 2021, the D&O policy’s limit of liability was $100 million, and the annual premium was approximately $2.1 million. The Compensation Committee also approved the purchase of a D&O liability insurance policy for a subsidiary of the Company, which also covers certain Office Holders of the Company, including our President and CEO, in accordance with the limitations under our Compensation Policy.

The New Compensation Policy as proposed in the March Proxy Statement, includes a provision authorizing the Company to provide exemption letters to each of our Office Holders. In our March Proxy Statement, we also proposed, following recommendation of our Compensation Committee and the approval of our Board, to provide each of our directors and our President and CEO with an exemption letter, in the form filed as an exhibit to the March Proxy Statement. For additional information, please refer to the March Proxy Statement.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each, of which 44,200,164 ordinary shares were issued and outstanding as of March 15, 2021. All issued and outstanding ordinary shares are fully paid and non-assessable. For information regarding voting rights, dividend rights and other rights generally applicable to our ordinary shares see the Description of Securities filed as Exhibit 2.1 to this annual report on Form 20-F (the Description of Securities) under "Rights Generally Applicable to Ordinary Shares".

General Meetings of Shareholders

See the Description of Securities under "General Meetings of Shareholders".

Change of Control

See the Description of Securities under "Change of Control".

Provisions Relating to Major Shareholders

See the Description of Securities under "Provisions Relating to Major Shareholders".

Borrowing Power

See the Description of Securities under "Borrowing Power".

Exchange Controls.

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

General Corporate Tax in Israel

Generally, since January 1, 2018, Israeli companies are subject to corporate tax on taxable income and capital gains at the rate of 23%.

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

Capital Gains to a Shareholder

Capital gains to Israeli residents. Starting in 2012, the tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of our ordinary shares) has been 25%, and 30% to an individual “principal” shareholder. In 2013, the capital gains tax rate increased by 2% in the event the individual’s taxable income in any tax year exceeds NIS 810,720 (approximately $215,000) - linked to the CPI each year - including capital gains from marketable securities, dividends and interest income. As of January 1, 2017, the capital gain tax rate was increased by 3% (rather than the previous 2% increase) in the event the individual’s taxable income in 2017 and thereafter exceeds NIS 640,000 (approximately $170,000) - linked to the CPI each year (in 2020 NIS 651,600). Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed on capital gains at the applicable corporate tax rate.

Capital gains to non-residents of Israel. Gains on the sale of ordinary shares traded on the TASE and on Nasdaq held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, the United States - Israel tax treaty exempts United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the twelve months prior to a sale of their shares, from Israeli capital gains tax in connection with such sales under certain circumstances.

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

A U.S. corporation would have a reduced withholding tax rate on dividends of 12.5%. The U.S. corporation must own at least 10% of the voting shares during a portion of Elbit Systems’ tax year in which the payment of the dividend occurs but prior to the payment date and during the entire prior tax year. The reduced rate is also subject to two other conditions. First, not more than 25% of Elbit Systems’ gross income for the prior tax year may consist of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries. Second, the dividend may not be derived from income during any period for which Elbit Systems is entitled to the reduced tax rate applicable to an Approved Enterprise / Privileged Enterprise.

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

This summary is based on provisions of the Code, existing and proposed U.S. Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this annual report. These authorities and their interpretation are subject to change, possibly with retroactive effect. No ruling will be requested by us from the Internal Revenue Service (the IRS) regarding the tax consequences to a U.S. Shareholder, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax). Investors are urged to consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of owning and disposing of our ordinary shares in light of their particular circumstances.

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

Passive Foreign Investment Company rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (PFIC) for any taxable year if at least 75% of its gross income consists of passive income (which is generally subject to certain exceptions for active businesses, dividends, interest, rents, royalties and gains from the sales of property generating such income), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2020 and expect that we will not be a PFIC for the current taxable year. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares and assets, which will likely change from time to time. Therefore, there is no assurance that we would not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, as well as changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Shareholder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC and (ii) the U.S. Shareholder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC for any taxable year that a U.S. Shareholder holds our ordinary shares, any gain recognized by the U.S. Shareholder on a sale or other disposition of our ordinary shares would be allocated pro-rata over the U.S. Shareholder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Shareholder on our ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Shareholder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ordinary shares as if we were a PFIC, as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. If we are treated as a PFIC with respect to a U.S. Shareholder for any taxable year, the U.S. Shareholder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Shareholders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Shareholder also will be subject to annual information reporting requirements.

The PFIC rules are complex. U.S. Shareholders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares.

Informational reporting and backup withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to informational reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a holder who timely furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Shareholders generally will not be subject to U.S. informational reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN or W-BEN-E) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

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

Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. The SEC maintains an internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. We also file periodic and immediate reports and other information with the Israeli Securities Authority through its electronic filing system at www.magna.isa.gov.il or on the TASE website at www.tase.co.il.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

General

Market risks relating to our operations result primarily from changes in exchange rates and interest rates. We take various measures to compensate for the effects and fluctuation in both exchange rates and interest rates. We use financial instruments and derivatives in order to limit the exposure to risks deriving from changes in exchange rates and interest rates. No derivative instruments are entered into for trading purposes.

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

We use currency hedging contracts and other derivative instruments to limit our exposure to exchange rate fluctuations related to payroll expenses incurred in NIS. The objective of the foreign exchange contracts is to better ensure that the U.S. dollar-equivalent cash flows are not adversely affected by changes in U.S. dollar/foreign currency exchange rates. In accordance with ASC 815, “Derivatives and Hedging”, these contracts are designated as cash flow hedges. The gain on the effective portion of a cash flow hedge is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues and to contract expenses when the hedged exposure affects revenues or contract expenses, or as financial expenses, if the hedged transaction becomes probable of not occurring. Any gain or loss after a hedge is de-designated, because the hedged transaction is no longer probable of occurring or related to an ineffective portion of a hedge, is recognized in “financial expenses, net” in our consolidated statements of income.

As of December 31, 2020 and December 31, 2019, the notional amount of our outstanding forward contracts was $863.0 million and $558.3 million, respectively. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivative instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2020. The table does not include information regarding the cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS loan from a financial institution (see "Interest Rate Risk Management" below).

	Maturity Date - Notional Amount
	(US dollars in millions)
	2021	2022	2023	2024	2025 onwards	Total	Fair Value at 12/2020
Buy US$ and sell:
EUR	253.7	72.8	55.6	30.0	8.1	420.2	0.9
GBP	28.3	21.1	35.1	16.4	8.3	109.2	(2.3)
Other currencies	102.3	25.6	9.9	16.1	22.2	176.1	(3.9)
Total	384.3	119.5	100.6	62.5	38.6	705.5	(5.3)

	Maturity Date - Notional Amount
	(US dollars in millions)
	2021	2022	2023	2024	2025 onwards	Total	Fair Value at 12/2020
Sell US$ and buy:
EUR	58.8	21.5	—	—	—	80.3	(10.2)
GBP	4.9	—	—	—	—	4.9	0.3
Other currencies	66.8	5.4	—	—	—	72.2	7.2
Total	130.5	26.9	—	—	—	157.4	(2.7)

At December 31, 2020, a 5% and 10% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized losses of $23.5 and $47.4 million, respectively, and a 5% and 10% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $23.4 and $46.6 million, respectively. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, most of such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2020, our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits and short and long-term loans. Our deposits are mainly in U.S. dollars.

In 2020, we borrowed NIS 0.7 billion from a financial institution. The loan bears a fixed interest rate of 1.5% per annum, payable in June 2022. We also entered into cross currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS loan. Under the cross currency interest rate swaps, the Company received fixed NIS at a rate of 1.5% on the NIS 0.7 billion and paid a fixed U.S. dollar interest rate of 2.385% per annum. The remaining debt is mainly in short and long-term loans in U.S. dollars at floating interest rates. The majority of our borrowings (net of the effect of the cross currency interest rate swap transactions) are usually linked to the relevant LIBOR plus a spread of 1.35% - 1.75% and therefore are exposed to changes in interest rates. Most of our loans will mature within the period 2022 - 2024.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to cause that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2020, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) under the Exchange Act, as amended, as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)    pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets;

(2)    provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made in accordance with authorizations of our management and directors; and

(3)    provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements including the possibility of human error and the circumvention or overriding of sound control procedures. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013 Framework"). Based on this assessment, management believes that, as of December 31, 2020, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Kost Forer Gabbay & Kasierer (Kost), a member of Ernest & Young Global (EY), an independent registered public accounting firm, as stated in their report included in Item 18. Financial Statements.

Changes in Internal Control over Financial Reporting. During the period covered by this annual report, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except as discussed in "Enterprise Resource Planning (ERP) Implementation" below.

Enterprise Resource Planning (ERP) Implementation. We are in the process of implementing an ERP system, as part of a multi-year plan to integrate and upgrade our systems and processes. The implementation of this ERP system is scheduled to occur in phases over the next few years and began with the migration of certain of our operational and financial systems in Elbit Systems to the new ERP system. During the first quarter of 2020, the operational and financial systems in Elbit Systems were substantially transitioned to the new system. This implementation effort is continuing in 2021 and is expected to continue through 2023, when the operational and financial systems in other locations will be substantially transitioned to the new system. As a phased implementation of this system occurs, we are experiencing certain changes to our processes and procedures which, in turn, result in changes to our internal control over financial reporting. While we expect the new ERP system to strengthen our internal financial controls by automating certain manual processes and standardizing business processes and reporting across our organization, management will continue to evaluate and monitor our internal controls as processes and procedures in each of the affected locations evolve.

Item 16A.    Audit Committee Financial Expert.

Mr. Bar Nir and Prof. Nisan, members of our Audit and Financial Statements Review Committee, each meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and each of their designations as an Audit Committee Financial Expert has been determined by the Board. They are each independent, as that term is defined in the Nasdaq listing standards.

Item 16B.    Code of Ethics.

We have adopted a code of business conduct and ethics that is applicable to all our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. The code of ethics was approved by our Board and covers areas of professional and business conduct. It is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest. The code of ethics is supplemented by our anti-bribery and corruption compliance policy and other related policies and procedures, including those relating to our whistleblower and investigations process, due diligence and business gifts and entertainment. We also have a supplier code of conduct that is applicable to ethics and compliance requirements for our supply chain. We provide training on our code of ethics to all of our employees. Our code of ethics, anti-bribery and corruption compliance policy and supplier code of conduct, as well as certain other compliance related policies, are each posted on our website: https://elbitsystems.com. A copy of the code of ethics is available, without charge, to any Elbit Systems investor, employee or other person upon request to Elbit Systems Ltd., Office of the Corporate Secretary, P.O. Box 539, Advanced Technology Center, Haifa 3100401 Israel. For additional information on our ethics and anti-bribery and corruption compliance policies see Item 4. Information on the Company - Environmental, Social and Governance (ESG) Practices.

Item 16C.    Principal Accountant Fees and Services.

At the annual general shareholders meeting held in December 2, 2020, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

	Year Ended December 31
	2020	2019
	(U.S. dollars in thousands)
Audit Fees	$3,607	$3,575
Tax Fees	251	252
Other Fees	115	112
Total	$3,973	$3,939

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

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2020 or fiscal year 2019.

Our Audit and Financial Statements Review Committee has adopted a pre-approval policy for the engagement of our independent auditors to perform permitted audit and non-audit services. Under this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Financial Statements Review Committee pre-approves annually a range of specific audit and non-audit services in the categories of Audit Services, Audit-Related Services, Tax Services and other services that may be performed by our independent auditors, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. The Audit and Financial Statements Review Committee is notified periodically and before commencement of any work in these categories. Any proposed services exceeding the pre-approved fees or which includes other scope of work require specific pre-approval by the Audit and Financial Statements Review Committee. Accordingly, all of the above-mentioned independent auditor fees were pre-approved by our Audit and Financial Statements Review Committee.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Reference is made to the disclosure relating to changes in shareholdings of major shareholders in Item 7 of this annual report on Form 20-F.

No shares were repurchased by Elbit Systems during 2020.

Item 16F.    Changes in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.    Corporate Governance.

Generally, we follow corporate governance standards applicable to us under Israeli and U.S. laws and regulations and Nasdaq Listing Rules.

As a foreign private issuer, Nasdaq Marketplace Rule 5615(a)(3) allows us to follow Israeli corporate governance practices instead of certain Nasdaq requirements. That rule requires that we provide Nasdaq with a letter from outside Israeli counsel stating that our corporate governance practices are not prohibited by Israeli law and disclose in our annual reports the Nasdaq requirements we do not follow and the equivalent Israeli requirement.

In 2018, our Board approved the establishment of the Plan and authorized the grant of up to 1,000,000 Options to purchase our ordinary shares. In 2021, our Board approved an amendment to the Plan to authorize the grant of an additional 500,000 Options thereunder. Pursuant to Israeli law, no shareholder approval was needed in connection with such actions. We provided Nasdaq with letters as required under Nasdaq Marketplace Rule 5615(a)(3). See also Item 6. Directors, Senior Management and Employees - Share Ownership - Elbit Systems’ Stock Option Plans - 2018 - Equity Incentive Plan for Executive Officers.

Item 16H.    Mine Safety Disclosure.

Not applicable.

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

See Consolidated Financial Statements attached to this annual report on Form 20-F.

Item 19.    Exhibits.

(a)    Index to Financial Statements

(b)    Exhibits

1.1	Elbit Systems’ Memorandum of Association(1)
1.2	Elbit Systems’ Restated Articles of Association(2)
2.1	Description of Securities
4.1	Description of the Terms of Office and Employment of the Company’s President and Chief Executive Officer(3)
4.2	Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers
4.3	Elbit Systems Ltd. 2018 Compensation Policy for Executive Officers and Directors(4)
4.4	Summary of IMI Acquisition Agreements(5)
8	Major Operating Subsidiaries of Elbit Systems
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
15.2	Consent of Kesselman & Kesselman
15.3	Consent of Somekh Chaikin

(1)    Filed as Exhibit 1.1 to Elbit Systems' annual report on Form 20-F, filed with the SEC on March 25, 2020, and incorporated herein by reference.

(2)    Filed as Exhibit 1.2 to Elbit Systems' annual report on Form 20-F, filed with the SEC on March 25, 2020, and incorporated herein by reference.

(3)    Filed as Exhibit 4.2 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 22, 2016, and incorporated herein by reference.

(4)    Filed as Exhibit “A” to Elbit Systems’ proxy statement dated March 1, 2018, filed as Exhibit 1 to Elbit Systems’ Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 1, 2018, and incorporated herein by reference.

(5)    Filed as Exhibit 4.4 to Elbit Systems' annual report on Form 20-F, filed with the SEC on March 19, 2019.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2021

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	F - 2 - F - 7

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 8 - F - 9

Consolidated Statements of Income	F - 10

Consolidated Statements of Comprehensive Income	F - 11

Statements of Changes in Equity	F - 12 - F - 14

Consolidated Statements of Cash Flows	F - 15 - F - 16

Notes to the Consolidated Financial Statements	F - 17 - F - 78

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (“Elbit Systems”) and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements") and the financial statements schedule listed in the index at Item 19. In our opinion, based on our audits and, for 2018, the reports of the other auditors, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Elbit Systems and subsidiaries as of December 31, 2020 and 2019, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of two Israeli subsidiaries, which reflect total revenues constituting 1% for the period from November 25, 2018, through December 31, 2018. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the two Israeli subsidiaries, is based solely on the reports of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Elbit Systems and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 24, 2021, expressed an unqualified opinion thereon.

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

Title	Revenue Recognition
Description of the Matter	As described in note 2 to the consolidated financial statements, the Company generated the majority of its revenues from long-term contracts with its customers for which the related performance obligations are satisfied over time. The Company recognizes revenues on such contracts using the percentage-of-completion cost-to-cost measure of progress. Under this method, the Company measures progress towards completion based on the ratio of costs incurred to date to the estimated total costs to complete the performance obligation(s) (referred to as the estimate-at-completion, or “EAC”).
The determination of contract EACs requires management to make significant estimates and assumptions to estimate contract revenues, costs and profit associated with its contracts with customers. At the outset of a long-term contract, the Company identifies risks to the achievement of the technical, schedule and cost aspects of the contract or anticipated contract, estimates the consideration to be received, and monitors and assesses the effects of those risks on its estimates throughout the contract’s life cycle. Significant changes in EAC estimates could have a material effect on the Company’s estimated revenue and gross profit recorded during the period under audit.
Auditing revenue recognition based on the percentage-of-completion cost-to-cost measure of progress method was complex due to the judgment involved in evaluating management’s significant estimates and assumptions about project economics, schedule and technical feasibility, both at contract inception and throughout the contract’s life cycle.
How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s revenue recognition process. For example, we tested internal controls over management’s preparation and periodic reviews of the EAC analyses and the significant assumptions underlying a contract’s estimated value and estimated total EAC. We also tested internal controls that management executes to assess the accuracy and completeness of the underlying data used in management’s EAC analyses.

To test the Company’s EAC analyses, our audit procedures included, among others, obtaining an understanding of the contract and the contractual terms, evaluated, for a sample of contracts, the Company’s historical ability to accurately estimate expected costs by comparing management’s estimates of labor hours, subcontractor costs and materials required to complete the contract to actual results. We also verified costs incurred by comparing them to supporting documents and agreed key terms to contract documentation, including estimated contract value. In addition, we verified that the variances in costs incurred from projected costs are properly reflected in the EAC analyses.

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Title	Defined Benefit Pension Plan Obligations
Description of the Matter	As described in note 17, as of December 31, 2020, the Company’s aggregate defined benefit pension obligation was $926 million and exceeded the fair value of pension plan assets of $319 million, resulting in an unfunded defined benefit pension obligation of $607 million. The Company updates the estimates used to measure the defined benefit pension obligation and plan assets at year-end or upon a remeasurement event to reflect updated participant data, actuarial assumptions and actual return on plan assets, among others.
Auditing the defined benefit pension obligation was complex and required the subjective auditor judgment due to judgmental nature of the significant actuarial assumptions such as discount rates, expected long-term rate of return on plan assets, future salaries increase and assumed mortality rates, used in the management's measurement process. These assumptions have a significant effect on the projected benefit obligation, with the discount rate being the most sensitive of those assumptions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over management’s measurement and valuation of the defined benefit pension obligation. For example, we tested the internal controls over management’s review of the defined benefit pension obligation calculations, the significant actuarial assumptions and the data inputs provided to the actuaries.
To test the defined benefit pension obligation, our audit procedures included, among others, evaluating the methodology used, the significant actuarial assumptions described above, and the underlying data used by the Company. For example, we confirmed the consistency of the actuarial assumptions used by management and evaluated that the change in the defined benefit pension obligation from the prior year was due to the effects of service cost, interest cost, actuarial gains and losses, benefit payments, contributions and new mortality assumptions. In addition, we involved our actuarial specialists to assist in evaluating management’s methodology for determining the discount rates and that the discount rates reflect the duration of the related benefit payments. To evaluate the reasonableness of future salary increases and the mortality assumptions, we assessed whether the information is consistent with publicly available information. We also tested the completeness and accuracy of the underlying data, including the participant data used in the actuarial calculations. To evaluate the expected return on plan assets, we assessed whether management’s assumption was consistent with a range of returns for a portfolio of comparative investments.

/s/ Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

We have served as Elbit Systems' auditor since 2003.

Tel Aviv, Israel
March 24, 2021

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on Internal Control over Financial Reporting
We have audited Elbit Systems Ltd. (“Elbit Systems”) and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Elbit Systems and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Elbit Systems and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and financial statement schedule and our report dated March 24, 2021, expressed an unqualified opinion thereon, based on our audit and, for 2018, the reports of the other auditors.

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
March 24, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IMI Systems Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of income, of changes in shareholders’ equity and of cash flows of IMI Systems Ltd. and its subsidiaries (the “Company”) for the one-month ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the one-month ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of Ashot Ashkelon Industries Ltd. a subsidiary, which statements reflect total revenues of $ 10,500 thousand for the one-month ended December 31, 2018. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Ashot Ashkelon Industries Ltd., is based solely on the report of the other auditors.

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

/s/ Kesselman & Kesselman
Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 15, 2019

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

Tel Aviv, Israel
March 12, 2019

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2020	2019
CURRENT ASSETS:
Cash and cash equivalents		$278,794	$221,060
Short-term bank deposits and restricted deposits		1,524	2,213
Trade and unbilled receivables and contract assets, net	3	2,519,562	2,067,846
Other receivables and prepaid expenses	4	156,330	160,728
Inventories, net	5	1,316,688	1,219,920
Total current assets		4,272,898	3,671,767

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	6	184,338	201,574
Long-term trade and unbilled receivables and contract assets	7	312,097	259,150
Long-term bank deposits and other receivables	8	69,269	58,076
Deferred income taxes, net	18F	118,513	89,452
Severance pay fund	2R	293,716	287,104
		977,933	895,356

OPERATING LEASE RIGHT OF USE ASSETS	9	423,088	365,763

PROPERTY, PLANT AND EQUIPMENT, NET	10	786,972	766,532

GOODWILL	11	1,316,768	1,340,617

OTHER INTANGIBLE ASSETS, NET	11	280,238	295,323

TOTAL ASSETS		$8,057,897	$7,335,358

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars (In thousands, except share data)

		December 31,
	Note	2020	2019

CURRENT LIABILITIES:
Short-term bank credit and loans	12	$312,993	$208,399
Current maturities of long-term loans and Series A Notes	15,16	17,972	199,882
Operating lease liabilities	9	65,520	62,565
Trade payables		1,007,237	926,338
Other payables and accrued expenses	13	1,218,273	1,052,080
Contract liabilities (customer advances)	14	1,000,159	723,581
Total current liabilities		3,622,154	3,172,845

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	15	408,820	440,124
Employee benefit liabilities	2R,17	914,364	836,535
Deferred income taxes and tax liabilities, net	18F	132,442	114,419
Contract liabilities (customer advances)	14	169,073	62,830
Operating lease liabilities	9	397,936	323,287
Other long-term liabilities	20	181,741	225,478
Total long-term liabilities		2,204,376	2,002,673

COMMITMENTS AND CONTINGENT LIABILITIES	21

EQUITY:	22
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2020 and 2019; Issued and outstanding 44,198,330 shares as of December 31, 2020 and 2019, respectively.		12,742	12,742
Additional paid-in capital		415,654	411,568
Accumulated other comprehensive loss		(211,222)	(144,963)
Retained earnings		2,000,980	1,862,059
Total Elbit Systems Ltd. equity		2,218,154	2,141,406
Non-controlling interests		13,213	18,434
Total equity		2,231,367	2,159,840

TOTAL LIABILITIES AND EQUITY		$8,057,897	$7,335,358

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (In thousands, except per share data)

		Year ended December 31,
	Note	2020	2019	2018

Revenues	2T, 23	$4,662,572	$4,508,400	$3,683,684
Cost of revenues		3,497,465	3,371,933	2,707,505
Gross profit		1,165,107	1,136,467	976,179
Operating expenses:
Research and development, net	24	359,745	331,757	287,352
Marketing and selling, net		290,703	301,400	281,014
General and administrative, net		223,935	214,749	160,348
Other operating income, net	6C, 9D	(34,963)	(33,049)	(45,367)
Total operating expenses		839,420	814,857	683,347

Operating income		325,687	321,610	292,832
Financial expenses, net	25	(71,270)	(69,072)	(44,061)
Other income (expenses), net	26	7,408	(6,243)	(11,449)
Income before income taxes		261,825	246,295	237,322
Income taxes	18D	(36,443)	(19,414)	(26,445)
		225,382	226,881	210,877
Equity in net earnings (losses) of affiliated companies and partnerships	6B	12,604	1,774	(2,222)
Net income		$237,986	$228,655	$208,655
Less: net income attributable to non-controlling interests		(328)	(798)	(1,917)
Net income attributable to Elbit Systems Ltd.’s shareholders		$237,658	$227,857	$206,738

Basic net earnings per share attributable to Elbit Systems Ltd.’s shareholders	22	$5.38	$5.20	$4.83
Diluted net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$5.38	$5.20	$4.83

Weighted average number of shares used in computation of basic net earnings per share		44,198	43,787	42,789
Weighted average number of shares used in computation of diluted net earnings per share		44,215	43,848	42,789

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars (In thousands)

	Year ended December 31,
	2020	2019	2018
Net income	$237,986	$228,655	$208,655

Other comprehensive income (loss), net of tax:(*)
Foreign currency translation differences	851	7,362	(19,705)
Unrealized gains (losses) on derivative instruments	(27,482)	9,965	3,805
Pension and other post-retirement benefit plans	(40,791)	(66,806)	7,970
Unrealized losses on available-for-sale marketable securities	—	—	(11)
	(67,422)	(49,479)	(7,941)
Total comprehensive income	170,564	179,176	200,714
Less: comprehensive income attributable to non-controlling interest	835	(1,338)	(1,268)
Comprehensive income attributable to Elbit Systems Ltd.’s shareholders	$171,399	$177,838	$199,446

(*)     Other comprehensive income (loss), net of tax expenses in the amounts of $1,891, $924 and $2,175 for the years 2020, 2019 and 2018, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2018	42,787,257	$12,347	$262,122	$(87,652)	$1,561,921	$(40,428)	$9,662	$1,717,972

Cumulative effect of adoption of ASC Topic 606	—	—	—	—	(1,433)	—	—	(1,433)

Exercise of options	2,152	1	47	—	—	—	—	48

Stock-based compensation	—	—	1,387	—	—	—	—	1,387

Dividends paid	—	—	—	—	(75,305)	—	—	(75,305)

Minority interest related to IMI's acquisition	—	—	—	—	—	—	11,025	11,025

Other comprehensive loss, net of tax expense of $2,175	—	—	—	(7,292)	—	—	(649)	(7,941)

Net income attributable to non-controlling interests	—	—	—	—	—	—	1,917	1,917

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	206,738	—	—	206,738

Balance as of December 31, 2018	42,789,409	$12,348	$263,556	$(94,944)	$1,691,921	$(40,428)	$21,955	$1,854,408

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2020	44,198,330	$12,742	$411,568	$(144,963)	$1,862,059	$—	$18,434	$2,159,840

Cumulative effect of adoption of ASC 326	—	—	—	—	(5,484)	—	—	(5,484)

Stock-based compensation	—	—	4,086	—	—	—	—	4,086

Dividends paid and declared	—	—	—	—	(93,253)	—	(4,386)	(97,639)

Other comprehensive loss, net of tax expense of $1,891	—	—	—	(66,259)	—	—	(1,163)	(67,422)

Net income attributable to non- controlling interests	—	—	—	—	—	—	328	328

Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	237,658	—	—	237,658

Balance as of December 31, 2020	44,198,330	$12,742	$415,654	$(211,222)	$2,000,980	$—	$13,213	$2,231,367

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands )

	Year ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$237,986	$228,655	$208,655
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	144,420	137,146	118,205
Write-off impairment	7,932	3,692	13,334
Stock-based compensation	4,086	3,994	1,387
Amortization of Series A Notes discount (premium) and related issuance costs, net	(46)	(93)	(92)
Deferred income taxes and reserve, net	(5,345)	(15,059)	13,724
Loss (gain) on sale of property, plant and equipment	(34,926)	(34,154)	2,080
Gain on sale of investments, remeasurement of investments held under fair value method and deconsolidation of subsidiary	(23,572)	(7,928)	(41,822)
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received(*)	(7,853)	8,526	17,929
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and contract assets, net and prepaid expenses	(508,057)	(267,924)	(89,099)
Increase in inventories, net	(69,762)	(55,841)	(117,221)
Increase (decrease) in trade payables, other payables and accrued expenses	143,847	115,621	(89,956)
Severance, pension and termination indemnities, net	31,394	4,629	(31,363)
Increase (decrease) in contract liabilities (customer advances)	358,730	(174,582)	185,898
Net cash provided by (used in) operating activities	278,834	(53,318)	191,659

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(132,210)	(137,604)	(102,301)
Acquisitions of subsidiaries and business operations (Schedule A)	218	(357,144)	(504,447)
Investments in affiliated companies and other companies	(8,212)	(8,567)	(7,538)
Proceeds from premises evacuation grants receivable	—	344,913	—
Deconsolidation of subsidiary (Schedule B)	—	—	(2,873)
Proceeds from sale of property, plant and equipment	71,933	36,671	4,388
Proceeds from sale of investments	44,200	—	—
Proceeds from sale of long-term deposits, net	221	(38)	(101)
Investment in short-term deposits	(683)	(2,314)	(10,361)
Proceeds from sale of short-term deposits	1,666	17,294	30,363
Net cash used in investing activities	(22,867)	(106,789)	(592,870)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	—	—	48
Issuance of treasury shares, net	—	184,840	—
Repayment of long-term loans	(370,367)	(243,324)	(775)
Proceeds from long-term loans	201,551	350,000	342,528
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid	(78,194)	(62,578)	(75,305)
Change in short-term bank credit and loans, net	104,309	(718)	242,652
Net cash provided by (used in) financing activities	(198,233)	172,688	453,616

NET INCREASE IN CASH AND CASH EQUIVALENTS	57,734	12,581	52,405
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$221,060	$208,479	$156,074
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$278,794	$221,060	$208,479

(*) Dividends received from affiliated companies and partnerships	$9,151	$10,300	$15,707

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (In thousands )

SUPPLEMENTAL CASH FLOW ACTIVITIES:
	Year ended December 31,
	2020	2019	2018
Cash paid during the year for:
Income taxes, net	$44,212	$12,850	$26,463

Interest	$20,078	$35,301	$30,304

Schedule A: Acquisitions of subsidiaries and business operations	Year ended December 31,
	2020	2019	2018
Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
Working capital (deficit), net (excluding cash and cash equivalents )	$683	$15,056	$(105,392)
Property, plant and equipment	24,526	32,770	200,115
Other long-term assets	—	(2,537)	386,101
Goodwill and other intangible assets	(32,482)	334,126	550,115
Deferred income taxes	6,088	1,204	(5,633)
Employee benefit liabilities, net	967	(19,930)	(382,871)
Long-term liabilities	—	(3,545)	(126,963)
Non-controlling interest	—	—	(11,025)
	$(218)	$357,144	$504,447

Schedule B: Deconsolidation of subsidiary	Year ended December 31,
	2020	2019	2018
Estimated net fair value of assets and liabilities that exited consolidation scope was as follows:
Working capital, net (excluding cash and cash equivalents)	$—	$—	$2,514
Other long term liabilities	—	—	838
Property, plant and equipment	—	—	(1,938)
Fair value of investment / interest retained	—	—	43,350
Gain from deconsolidation	—	—	(41,891)
Deconsolidation of subsidiary's cash, net	$—	$—	$2,873

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.    GENERAL

Elbit Systems Ltd. (“Elbit Systems” or the “Company”) is an Israeli corporation that is 44.30% owned by the Federmann Group. Elbit Systems’ shares are traded on the Nasdaq Global Select Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the fields of defense, homeland security and commercial aviation. Elbit Systems' major wholly-owned subsidiaries are the Elbit Systems of America, LLC (“ESA”) companies, Elbit Systems Electro-Optics Elop Ltd. (“Elop”), Elbit Systems C4I and Cyber Ltd. (“C4I and Cyber”), Elbit Systems EW and SIGINT - Elisra Ltd. (“Elisra”) and Elbit Systems Land Ltd. (“ELS”).

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

C.    COVID-19 PANDEMIC IMPACT

The Coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization in March 2020. COVID-19 has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in-place orders in various locations. The Company closely monitored the evolution of the COVID-19 pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.
The Company took a number of actions to protect the safety of its employees as well as maintain business continuity and secure its supply chain. The Company also reported on a number of activities where it leveraged its technological capabilities to assist hospital staffs and other first responders protecting communities from the impact of the pandemic.
A series of cost control measures were implemented to help limit the financial impact of the pandemic on the Company, in parallel to the measures taken to maintain business continuity and deliveries to customers. The Company also worked on efficiency initiatives with a number of its suppliers.
During 2020 the Company's defense activities, which accounted for most of its business, were not materially impacted by the pandemic, although some of the businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.
The significant slow-down in commercial air traffic, and the expectation that a commercial air traffic recovery to 2019 levels will likely take a number of years, have reduced the demand for products and services for the commercial aviation markets. Additionally, manufacturers of aircraft for these markets have announced plans to reduce production rates to adapt to the lower demand. Following a review of the economic impact on the Company’s assets overall, and those assets impacted by the commercial aviation industry in particular, the Company recorded in the third quarter of 2020 non-cash expenses related to impairment of assets and inventory write-offs, due to COVID-19, in the amount of approximately $60,004. These expenses were recorded mainly in the “Cost of Revenues” line item in the Consolidated Statement of Income and were eliminated in the non-GAAP results as a category of expenses that are not part of the Company’s recurring business.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

D.     ACQUISITIONS AND INVESTMENTS

1.In September 2019, ESA completed the acquisition of the night vision business of L3Harris Technologies (the "Night Vision Business") for a purchase price of approximately $351,500 subject to working capital adjustments. Located in Roanoke, Virginia, the Night Vision Business is engaged in the development, production and supply of night vision technology for the U.S. and allied military and security forces and for the U.S. federal homeland security market. Following the acquisition, the Night Vision Business operates as Elbit Night Vision (“ENV”). The results of operations of ENV were consolidated in the Company's financial statements commencing on the date of acquisition and were immaterial to the Company's results of operations for the year ended December 31, 2019.

The preliminary purchase price allocation ("PPA") was based on information available at the time of closing the ENV acquisition. During 2020, the Company finalized the PPA for ENV as a result of receiving certain information which existed as of the date of acquisition.

The following table summarizes adjustments since the preliminary PPA was disclosed as of December 31, 2019:

	Preliminary estimated fair value	Adjustments	Fair value	Average expected useful lives

Net tangible assets and liabilities assumed (current and non-current), excluding cash and cash equivalents	$29,287	$45,416	$74,703
Technology	37,000	1,000	38,000	8 years
Customer relationships	67,000	23,000	90,000	20 years
Customer backlog	6,500	(200)	6,300	3 years
Goodwill	211,727	(69,216)	142,511
	$351,514		$351,514

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of ENV.

Expenses related to the Night Vision Business acquisition and other non-recurring expenses:

During the fourth quarter of 2019, following the acquisition of the Night Vision Business, the Company initiated a reorganization plan, which includes charges related to the integration of ENV, primarily associated with write-off of pre-contract costs and impairment of property, plant and equipment. Total expenses related to the Night Vision Business acquisition and other non-recurring expenses amounted to approximately $55,030, as follows:

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 - GENERAL (Cont.)

D.     ACQUISITIONS AND INVESTMENTS (Cont.)

2.    In January 2019, the Company completed the acquisition of 100% of an Israeli affiliated company, previously held by the Company at 19%, for a purchase price of approximately $11,800, of which approximately $4,050 is contingent consideration, which may become payable on the occurrence of certain future events. Based on a PPA performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $9,200) and to other intangible assets (approximately $2,700). The results of operations of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition. The effects of this acquisition on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality. As of December 31, 2020, the contingent consideration was $958.

3.     In April 2018, the Company completed the acquisition of the assets and operations of the privately-owned U.S. company Universal Avionics Systems Corporation (“Universal”), for a total consideration of approximately $123,581. Universal is a developer and manufacturer of commercial avionics systems for the retrofit and forward-fit market for a wide range of fixed and rotary-wing aircraft types.

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

During 2020, due to sale of holdings and third party investment, the Company had proceeds of approximately $48,000 of which $4,800 was placed in escrow until June 2021. In addition, the Company recognized in other income a net gain of approximately $16,727. As part of the sale transaction the Company acquired business operations from an affiliated company. (see Note 6C(1), Note 4 and Note 26).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 - GENERAL (Cont.)

D.     ACQUISITIONS AND INVESTMENTS (Cont.)

5.    On November 25, 2018, the Company completed the acquisition of 100% of the interests in an Israeli company, IMI Systems Ltd. and its subsidiaries (collectively: "IMI"), for a total nominal consideration of approximately $520,000 (approximately NIS 1,900 million). The consideration was comprised of the following: approximately $380,000 (approximately NIS 1,400 million) paid in cash, approximately $24,000 (approximately NIS 90 million) is contingent consideration recorded at fair value, subject to IMI achieving agreed performance goals, which may become payable on the occurrence of certain future events, and approximately $111,400 (approximately NIS 358 million) at present value are deferred payments to be paid in 2021 and 2022. As of December 31, 2020, the contingent consideration was approximately $28,800.

The results of operations of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition.

IMI is engaged primarily in the development and manufacture of precision munitions and armored vehicle survivability and protection systems.

The following table summarizes the PPA :

	Fair value	Average expected useful lives
Net tangible assets and liabilities assumed (current and non-current)	$26,559
Employees benefit liabilities, net	(391,244)
Premises evacuation receivable	355,162
Backlog	18,600	mainly 10
Technology	18,791	mainly 8
Customer relationships	52,131	mainly 10
Goodwill	418,456
	$498,455

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of IMI.

Further to the acquisition agreement, the Company was entitled to premises evacuation compensation in the amount of approximately $365,000 (approximately NIS 1,365 million), upon the relocation of certain of IMI's facilities. During 2019, the Company sold the premises evacuation receivable for the amount of approximately $345,000 to an Israeli bank and accounted for the transaction as a true sale under ASC 860. The Company is still entitled to receive building inputs index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value and as of December 31, 2020 amounted to approximately $29,100 (See Note 8).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL (Cont.)

D.     ACQUISITIONS AND INVESTMENTS (Cont.)

5.    Following are the supplemental consolidated financial results of the Company on an unaudited proforma basis, as if the IMI acquisition had been consummated on January 1, 2017 (unaudited):

December 31,
2018
Proforma revenue	$4,028,656
Proforma net income (loss)	$(18,758)

Proforma earnings (loss) per share:
Basic	$(0.44)
Diluted	$(0.44)

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

Expenses related to the IMI acquisition and other non-recurring expenses were as follows:

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 1 - GENERAL (Cont.)

D.     ACQUISITIONS AND INVESTMENTS (Cont.)

6.    In June 2017, the Company completed the acquisition of a 100% interest in a Canadian company for a purchase price of approximately $20,200, of which $10,500 was contingent consideration, that would become payable on the occurrence of certain future events. Based on a PPA performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $9,500) and to other intangible assets (approximately $9,500). The results of operations of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition. During 2020, the Company eliminated its contingent consideration and as a result recognized a gain of approximately $6,600 in costs of revenue.

7.    In June 2017, the Company completed the acquisition of a 100% interest in a Brazilian company for a purchase price of approximately $23,000, of which approximately $9,700 was contingent consideration, that would become payable on the occurrence of certain future events. Based on a PPA performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $15,600) and to other intangible assets (approximately $12,300). The results of operations of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition. The effects on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality. During 2020, the Company eliminated its contingent consideration and as a result recognized a gain of approximately $5,900 in general and administrative expenses.

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

C.    PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Elbit Systems and its wholly and majority-owned subsidiaries and variable interest entities that are required to be consolidated.

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

The following table displays the changes in accumulated other comprehensive income (loss), net of taxes, in the amount of $66,259, $50,019 and $7,292, for the years ended December 31, 2020, 2019 and 2018, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) on available-for-sale marketable securities	Unrealized gains (losses) with respect to pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of January 1, 2018	$(6,963)	$11	$(47,469)	$(33,231)	$(87,652)
Other comprehensive income (loss) before reclassifications	(5,357)	—	3,321	(19,056)	(21,092)
Amount reclassified from accumulated other comprehensive income (loss)	9,162	(11)	4,649	—	13,800
Net current-period other comprehensive income (loss)	3,805	(11)	7,970	(19,056)	(7,292)

Balance as of January 1, 2019	$(3,158)	$—	$(39,499)	$(52,287)	$(94,944)
Other comprehensive income (loss) before reclassifications	19,838	—	(60,161)	6,822	(33,501)
Amount reclassified from accumulated other comprehensive income (loss)	(9,873)	—	(6,645)	—	(16,518)
Net current-period other comprehensive income (loss)	9,965	—	(66,806)	6,822	(50,019)

Balance as of January 1, 2020	$6,807	$—	$(106,305)	$(45,465)	$(144,963)
Other comprehensive income (loss) before reclassifications	$11,798	$—	$(57,359)	$2,014	$(43,547)
Amount reclassified from accumulated other comprehensive income (loss)	(39,280)	—	16,568	—	(22,712)
Net current-period other comprehensive income (loss)	(27,482)	—	(40,791)	2,014	(66,259)
Balance as of December 31, 2020	$(20,675)	$—	$(147,096)	$(43,451)	$(211,222)

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

Cost is determined as follows:

•Raw materials using the average or FIFO cost method.

•Work in progress:

•Costs incurred on certain long-term contracts in progress, but for which control has not transferred to the customer, include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (See Note 2(V)).

•Labor overhead is generally included on the basis of updated hourly rates and is allocated to each project according to the amount of hours expended. Material overhead is generally allocated to each project based on the value of direct material that is charged to the project.

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g, budgets, business plans, financial statements, etc.). During 2020 the Company recorded impairment of approximately $4,400 for one of its affiliated companies, during 2019 the Company recorded impairment of approximately $3,700 for three of its affiliated companies and during 2018 the Company recorded impairment in an aggregate amount of approximately $17,500 for three of its affiliated companies.

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

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2%-20%
Instruments, machinery and equipment	10%-33%
Office furniture and other	7%-15%
Motor vehicles and airplanes	15%-20%	(Mainly 15%)

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

The Company is in the process of developing and implementing a new Enterprise Resource Planning (“ERP”) system. Certain costs incurred during the application development stage have been capitalized in accordance with authoritative accounting guidance related to accounting for the cost of computer software developed or obtained for internal use. The net book value of capitalized costs for this new ERP system was approximately $66,490 and $47,957, as of December 31, 2020 and 2019, respectively. These costs are amortized over the system's estimated useful life, over a period not to exceed 12 years in the aggregate, as the ERP system is placed in service.

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

P.    IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and finite-lived intangible assets are reviewed for impairment in accordance with ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets (or assets group) to be held and used is determined by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount is higher, an asset is deemed to be impaired and the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2020, the Company recognized an impairment of approximately $3,500 as part of COVID-19 write-offs. (see Note 1C). For the year ended December 31, 2019, no impairment was recognized. For the year ended December 31, 2018, the Company recognized an impairment of approximately $5,520 (see Note 1D(4)). As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

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

The impairment test compares carrying values of the reporting units to its estimated fair values. If the carrying value exceeds the fair value, then the Company recognizes an impairment of goodwill for the amount of this excess. For each of the three years in the period ended December 31, 2020, no impairment was identified.

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

Severance pay expenses for the years ended December 31, 2020, 2019 and 2018, amounted to approximately $66,841, $59,943 and $56,515, respectively.

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

Service revenues include contracts primarily for the provision of supplies and services other than those associated with design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which is distinct from a contract or performance obligation for the design, development or delivery of products. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, maintenance contracts, training and similar activities. Revenues from service contracts or performance obligations were less than 10% of total revenues in each of the years ended December 31, 2020, 2019 and 2018.

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

The aggregate cumulative catch-up adjustment in EAC estimates on significant contracts had the following favorable/ (unfavorable) impact on the Company's operating results:

	Year ended December 31,
	2020	2019	2018
Cost of revenues, net	$(45,700)	$4,600	$32,200
Percentage of cost of revenues(*)	(1.33)%	0.14%	1.19%
Net income	$(39,400)	$4,200	$28,600
Diluted earning per share	$(0.89)	$0.10	$0.67

(*)     Percentage of cost of revenues during 2020 is excludes impairment of assets related to the COVID-19 impact (see Note 1C). During 2019 and 2018 it excluded non-recurring acquisition related expenses recorded in cost of revenues.

In addition, the net impact of these EAC adjustments on revenue recognized from the Company's' performance obligations was approximately (19,400), $ 27,040 and $47,520 for the years ended December 31, 2020, 2019 and 2018, respectively.

Disaggregation of revenue:

Revenue by products and services was as follows:

	Year ended December 31,
	2020	2019
Revenue from sale of products	$4,312,010	$4,146,618
Service revenue	350,562	361,782
	$4,662,572	$4,508,400

Revenue by transfer type was as follows:

	Year ended December 31,
	2020	2019
Over time	$3,243,785	$3,432,511
Point in time	1,418,787	1,075,889
	$4,662,572	$4,508,400

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.    REVENUE RECOGNITION (Cont.)

Revenue by customers was as follows:

	Year ended December 31,
	2020	2019
Israel Government Authorities (1,2)	$1,081,609	$1,134,703
US Government (2)	1,030,313	800,345
Other Governments	2,107,730	2,121,164
Commercial sales and other	442,920	452,188
	$4,662,572	$4,508,400
(1) Including U.S. Foreign Military Financing sales
(2) Including indirect sales

See Note 23 for disaggregation of revenues by areas of operations and geographic areas.

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
The Company's backlog as of December 31, 2020 was $11,023,800. The Company expects to recognize approximately 65% as revenues in 2021 and 2022, with the remainder to be recognized thereafter.

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

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the balance sheet, are as follows:

	2020	2019
Balance, at January 1	$181,323	$219,695
Warranties issued during the year	114,730	58,298
Reduction due to expired warranties or claims during the year	(71,698)	(98,224)
Additions resulting from acquisitions	—	1,554
Balance, at December 31	$224,355	$181,323

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.    CONCENTRATION OF CREDIT RISKS (Cont.)

The Company’s trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States, Europe and Asia-Pacific. The Company performs ongoing credit evaluations of its customers and has not experienced in recent years any unexpected material losses. An allowance for credit risk is recognized with respect to those amounts that the Company has determined to be doubtful of collection.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.    STOCK-BASED COMPENSATION

The Company accounts for share-based arrangements under ASC 718, “Compensation – Stock Compensation”, which requires all share-based payments, including grants of employee stock options to be recognized in the income statement based on their fair values.

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model. During the two years ended December 31, 2020 there were no option grants to the Company's employees and non-employees.

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

The Company measures its marketable equity securities and foreign currency derivative instruments at fair value. Government debt securities are classified as Level 1.

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

Contingent purchase obligations and deferred payments related to acquisitions accounted under Level 3 are accounted for under the discounted cash flow method.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at
	December 31, 2020 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives and option contracts	$—	$14,676	$—
Cross-currency interest rate swap	—	16,851	—
Premises evacuation	—	—	29,133
Investments elected to be accounted for using the fair value method	—	—	37,963
Liabilities
Contingent purchase obligation	—	—	(141,178)
Foreign currency derivative and option contracts	—	(22,579)	—
Total	$—	$8,948	$(74,082)

	Fair value measurement at
	December 31, 2019 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives and option contracts	$—	$23,886	$—
Cross-currency interest rate swap	—	6,183	—
Premises evacuation	—	—	30,867
Investments elected to be accounted for using the fair value method	—	—	51,415
Liabilities
Contingent purchase obligation	—	—	(147,086)
Foreign currency derivative and option contracts	—	(8,326)	—
Total	$—	$21,743	$(64,804)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AB.    TRANSFERS OF FINANCIAL ASSETS

ASC 860, “Transfers and Servicing”, establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for transfers of financial assets to qualify for accounting as a true sale. Transfers of financial assets typically consist of the factoring of receivables to Israeli and European financial institutions. The Company sold rights to receive payments from customers in a total amount of $250,943 and $63,259 during the years 2020 and 2019, respectively. Financial expenses related to the sold rights were $3,500 and $2,200 for the years ended December 31, 2020 and 2019, respectively. Also, during 2019, the Company sold a premises evacuation receivable in the amount of $362,381 (see Note 1C(5)). Control and risk of these rights were fully transferred in accordance with ASC 860.

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

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was not material in each of the three years ended December 31, 2020.

AD.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

(1)    In January 2017, the FASB issued ASU 2017-04, "Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.“ ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. The new guidance was effective for the Company on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AD.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Cont.)

(2)    In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments". This guidance replaces the current incurred loss impairment methodology. Under the new guidance, on initial recognition and at each reporting period, an entity is required to recognize an allowance that reflects its current estimate of credit losses expected to be incurred over the life of the financial instrument based on historical experience, current conditions and reasonable and supportable forecasts. In November 2018, the FASB issued ASU 2018-19, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses". The Company has analyzed the impact of its financial instruments that are within the scope of this guidance, primarily trade and unbilled receivables and contract assets. The new guidance was effective for the Company on January 1, 2020.

The changes in the allowance for credit losses related to accounts receivable for the year ended December 31, 2020 were as follows:

2020
Balance as of January 1,	$10,557
Current period provision for expected credit losses	2,149
Write-offs charged against the allowance for expected credit losses	(1,998)
Cumulative effect related to the adoption of ASC326	5,484
Balance as of December 31,	$5,494,708

AE.    RECENT ACCOUNTING PRONOUNCEMENTS

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes". The amendments in this update remove certain exceptions of Topic 740 including: exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or gain from other items; exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. There are also additional areas of guidance in regards to: franchise and other taxes partially based on income and the interim recognition of enactment of tax laws and rate changes. The provisions of this ASU are effective for years beginning after December 15, 2020. We are currently evaluating the impact of this ASU on our consolidated financial statements.

AF.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 3 -     TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS, NET

The following table presents the components of trade receivables and contract assets, net as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Trade and unbilled receivables (1)	$1,191,195	$1,038,430
Contract assets (2)	1,343,365	1,039,973
Less – allowance for credit loss (3)	(14,998)	(10,557)
	$2,519,562	$2,067,846

(1)    Trade and unbilled receivables balances represents amounts for which the Company's right for consideration is unconditional. The balance also includes receivables from affiliated companies in the amounts of $62,915 and $78,115, as of December 31, 2020 and 2019, respectively.

(2)    Contract assets (unbilled receivables) include unbilled amounts typically resulting from sales under contracts for which over-time method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer.

(3)    During 2020 the Company adopted ASC 326 (See Note 2AD(2)).

Short and long-term trade receivables and contract assets include amounts related to contracts with the Israeli Ministry of Defense ("IMOD") in the aggregate amounts of $899,442 and $710,708, as of December 31, 2020 and 2019, respectively.

Trade receivables and contract assets are expected to be billed and collected during 2020. As for long-term trade and unbilled receivables – see Note 7.

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

The following table presents the components of other receivables and prepaid expenses as of December 31, 2020 and 2019.

	December 31,
	2020	2019
Prepaid expenses	$39,897	$45,545
Government institutions	70,880	62,398
Derivative instruments	14,676	23,886
Cross-currency interest rate swap	—	6,183
Right to use land and buildings	6,021	5,602
Other (*)	24,856	17,114
	$156,330	$160,728

(*)     Includes proceeds from sale of investment held in escrow (see Note 1D(4)).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 5 -    INVENTORIES

The following table presents the components of inventories, net of customer advances as of December 31, 2020 and 2019.

	December 31,
	2020	2019
Cost incurred on long-term contracts in progress(*)(**)	$653,082	$631,513
Raw materials	585,564	516,385
Advances to suppliers and subcontractors	95,314	106,142
	1,333,960	1,254,040
Less -
Provision for losses on long-term contracts	(17,272)	34,120
	$1,316,688	$1,219,920

(*)     Costs incurred to fulfill a contract in advance of the contract being awarded are included in inventories as work-in-process if the Company determines that those costs relate directly to a contract or to an anticipated contract that can be specifically identified and contract award is probable, the costs generate or enhance resources that will be used in satisfying performance obligations, and the costs are recoverable (referred to as pre-contract costs). Pre-contract costs that are initially capitalized in inventory are generally recognized as cost of revenues consistent with the transfer of control of the products and services to the customer. All other pre-contract costs, including start-up costs, are expensed as incurred. As of December 31, 2020 and 2019, $187,422 and $225,626, of pre-contract costs were included in inventory, respectively.

(**)    Includes COVID-19 write-offs. (see Note 1C).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.    INVESTMENTS IN AFFILIATED COMPANIES:

	December 31,
	2020	2019
Companies accounted for under the equity method (1)	$141,375	$141,594
Companies accounted for under the fair value method and other investments(2)	42,963	59,980
	$184,338	$201,574

(1)    See Note 6B.
(2)    See Note 6C.

B.    INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

	December 31,
	2020	2019
Company A (1)	$83,150	$77,298
Company B (2)	19,749	19,314
Company C (3)	20,873	23,940
Company D (4)	4,191	5,028
Company E (5)	—	4,800
Other	13,412	11,214
	$141,375	$141,594

(1)Company A is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Company A is engaged in the development and production of various thermal detectors and laser diodes. Company A is jointly controlled and therefore is not consolidated in the Company’s financial statements. During 2020 and 2019, the Company received dividends in the amount of approximately $4,750 and $4,200, respectively, from Company A.

(2)Company B is an Israeli company owned 50.00001% by the Company and 49.99999% by Rafael. Company B focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Company B with Rafael, and therefore Company B is not consolidated in the Company’s financial statements.

(3)Company C is a U.K. joint venture held 50% by a wholly-owned U.K. subsidiary of the Company and 50% by Kellogg Brown & Root Limited. Company C is engaged in the area of flight training systems. During 2020 and 2019, the Company received dividends in the amount of approximately $3,400 and $6,100, respectively, from Company C.

(4)Company D is a European company held 33% by the Company. Company D is engaged in the area of composite aerostructure parts manufacturing for commercial aircraft.

(5)Company E is an Israeli company held 77% by the Company, and is engaged in developing energy solutions for civilian transportation applications. During 2017, an investor invested €2,500 (approximately $2,800) in exchange for an additional 3% ownership in Company E. During 2020, the Company recognized an impairment in Company E in the amount of $4,400.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.    INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.):

Equity in net earnings (losses) of affiliated companies and partnerships is as follows:

	Year ended December 31,
	2020	2019	2018
Company A	$10,610	$8,497	$11,340
Company B	435	(317)	(2,077)
Company C	4,765	3,840	10,102
Company D	(837)	(3,696)	(6,275)
Company E	—	(3,466)	(9,737)
Other	(2,369)	(3,084)	(5,575)
	$12,604	$1,774	$(2,222)

The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31,
	2020	2019
Current assets	$526,325	$505,502
Non-current assets	149,718	146,975
Total assets	$676,043	$652,477

Current liabilities	$151,736	$151,353
Non-current liabilities	256,037	259,404
Shareholders' equity	268,270	241,720
Total liabilities and equity	$676,043	$652,477

Income Statement Information:

	Year ended December 31,
	2020	2019	2018
Revenues	$327,971	$366,178	$362,711
Gross profit	$118,888	$158,382	$94,463
Net income	$24,377	$1,890	$727

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

C.    INVESTMENTS ACCOUNTED FOR UNDER THE FAIR VALUE METHOD AND OTHER INVESTMENTS:
Investments accounted for under the fair value method are evaluated by applying relevant methods as the market approach with the use of an option pricing method or the earning approach using discounted future cash flows, as follows:

	December 31,
	2020	2019
Company F (1)	$12,939	$39,658
Company G (2)	7,764	7,162
Company H (3)	4,595	4,595
Company I (4)	12,665	3,565
Company J (5)	5,000	5,000
	$42,963	$59,980
(1)    In May 2018, Company F, the Company's then wholly-owned subsidiary, which is engaged in the field of commercial cybersecurity, issued preferred shares to third party investors in return for an investment of $30,000, which reflected approximately 17% of the total outstanding share capital of the subsidiary. Although the Company held more than 50% of the subsidiary's shares, it concluded that the rights of the preferred shareholders, as required by the investors, represent substantive participating rights because, in the aggregate, the rights entitle the investors to effectively participate in decisions that occur as part of the subsidiary’s ordinary course of business and are significant factors in directing and carrying out the activities of the business. Based on the above mentioned factors, the Company concluded that it no longer controlled the subsidiary as it did not have the unilateral power to make decisions on the subsidiary's day-to-day operations, and therefore deconsolidated the subsidiary.

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

During 2020, the Company sold holdings in Company F. (see Note 1D(4)).

(2)    During 2018, the Company established Company G, based on its in-house developed visualization technology. This company is engaged in developing surgeon-centered visualization technologies. In June 2018, an international strategic investor invested $11,500 in preferred shares in exchange for 41% of Company G's ownership interest. Although the Company held more than 50% of the subsidiary's shares, it concluded that the rights of the preferred shareholder, as required by the investor, represent substantive participating rights because, in the aggregate, the rights entitle the investor to effectively participate in decisions that occur as part of the subsidiary’s ordinary course of business and are significant factors in directing and carrying out the activities of the business. Based on the above mentioned factors, the Company concluded that it no longer controlled the subsidiary as it did not have the unilateral power to make decisions on the subsidiary's day-to-day operations, and therefore deconsolidated the subsidiary.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

C.    INVESTMENTS ACCOUNTED FOR UNDER THE FAIR VALUE METHOD (Cont.):

(2) The Company's management determined the equity fair value of the formerly consolidated subsidiary and of its retained non-controlling investment in this subsidiary, by performing an equity fair value analysis, which included various factors and measures including, among others, the assistance of third-party valuation specialists, by applying the market approach with the use of an option-pricing method to evaluate the fair value of the Company retained equity class investment in the formerly consolidated subsidiary, and used this equity fair value analysis as the basis to determine the recognition of gain of approximately $3,500 upon deconsolidation, included in "Other operating income, net".

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

(4) Company I is an Israeli Company held 8% by the Company. During 2020, the Company invested approximately $5,000 in Company I. As a result, the Company re-evaluated its investment in Company I and increased its value in the amount of approximately $4,100. (see Note 26).

(5) Company J is an Israeli company of which the Company owns 14% of the outstanding share capital, which is engaged in the field of tactical ground robotic systems. Company J is accounted for under the re-evaluated cost method.

Note 7 -    LONG-TERM TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS

The following table presents the components of long-term trade and unbilled receivables and contract assets as of December 31, 2020 and 2019.

	December 31,
	2020	2019
Trade and unbilled receivables	$178,484	$128,481
Contract assets (*)	133,613	130,669
	$312,097	$259,150

The majority of the long-term contract assets are expected to be billed and collected during the years 2022 - 2026. Long-term trade receivables and contract assets are mainly related to contracts with the IMOD.

(*) See Note 3.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

The following table presents the components of long-term bank deposits and other receivables as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Prepaid expenses for land rights	$10,608	$15,473
Premises evacuation building input index receivable(1)	29,133	30,867
Cross-currency interest rate swap(2)	16,851	—
Long-term receivables	1,366	1,247
Deposits with banks and other long-term receivables (3)	11,311	10,489
	$69,269	$58,076

(1)    During 2019, the Company sold the premises evacuation receivable to an Israeli bank and is still entitled to receive building inputs index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value (see Note 1D(5)).
(2)    During 2020, the Company received a loan in NIS from a financial institution. The Company entered into a cross currency interest rate SWAP transaction in order to effectively hedge the effect of interest and exchange rate differences resulting from the loan.
(3)    Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code in the amount of $10,175 and $9,064 as of December 31, 2020 and 2019, respectively (see Note 17).

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

A.    Supplemental Consolidated Statement of Financial Position information related to leases was as follows:

	December 31,	December 31,
	2020	2019

Operating lease right of use assets	$423,088	$365,763

Current portion of operating lease liabilities	65,520	62,565
Non-current portion of operating lease liabilities	397,936	323,287
Total operating lease liabilities	$463,456	$385,852

Weighted average remaining lease term (years)	5.45	5.60
Weighted average discount rate	2.95%	2.86%

B.    For the years ended December 31, 2020 and 2019, cash payments against operating lease liabilities totaled approximately $80,846 and $76,500, and non-cash transactions to recognize operating assets and liabilities for new leases totaled approximately $127,060 and $92,500, respectively.

Maturities of operating lease liabilities for the next five years are as follows:

December 31,
2020
2021	$78,290
2022	66,955
2023	55,359
2024	42,169
2025	40,314
2026 and thereafter	$291,917
Total	$575,004
Less - Imputed interest	111,548
Total operating lease liabilities	$463,456

C.    Lease expenses for the years ended December 31, 2020, 2019 and 2018 amounted to $79,419, $77,880 and $60,782, respectively.

D.    During 2020, the Company recognized a net gain of approximately $31,400, related to sale and lease back of buildings by one of the Company's subsidiaries in the U.S. This gain was recorded under "Other operating income, net".

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 10 -    PROPERTY, PLANT AND EQUIPMENT, NET

The following table presents the components of property, plant and equipment, net as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Cost (1):
Land, buildings and leasehold improvements (2)	$789,111	$796,676
Instruments, machinery and equipment (3)	1,356,607	1,362,488
Office furniture and other	102,176	101,612
Motor vehicles and airplanes	53,327	51,890
	2,301,221	2,312,666
Accumulated depreciation	(1,514,249)	(1,546,134)
Depreciated cost	$786,972	$766,532

Depreciation expenses for the years ended December 31, 2020, 2019 and 2018 amounted to $104,980, $101,087 and $91,731, respectively.

(1)Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $11,926 and $12,461 as of December 31, 2020 and 2019, respectively.

(2)Set forth below is additional information regarding the real estate owned or leased by the Company:

	Israel(a)	U.S.(b)	Other Countries(c)
Owned	2,770,000 square feet	581,000 square feet	1,093,000 square feet
Leased	6,561,000 square feet	1,145,000 square feet	591,000 square feet

(a)Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

(b)Includes offices, development and engineering facilities, manufacturing facilities and maintenance facilities of ESA primary in Texas, New Hampshire, Florida, Alabama and Virginia.

(c)Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Latin America and Asia-Pacific.

(3)    Includes equipment produced by the Company for its own use in the aggregate amount of $126,147 and $118,371 as of December 31, 2020 and 2019, respectively, and capitalized costs related to the new ERP system (see Note 2N).

As for liens on assets – see Notes 21G and 21H.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 11 -     GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	Weighted average useful lives	December 31,

		2020	2019
Original cost:
Technology	10	$326,290	$323,348
Customer relations	14	275,351	250,145
Trademarks and other	14	198,119	200,160
		799,760	773,653
Accumulated amortization:
Technology		237,854	221,855
Customer relations		118,179	104,343
Trademarks and other		163,489	152,132
		519,522	478,330
Amortized cost		$280,238	$295,323

B.    EXPENSES

Amortization expenses amounted to $39,440, $36,059 and $26,474 for the years ended December 31, 2020, 2019 and 2018, respectively.
During 2020, the Company recognized an impairment of approximately $3,500, as a result of technological obsolescence, as part of its assessment of COVID-19 (see Note 1c).

C.    AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2021		$36,499
2022		30,800
2023		27,274
2024		22,874
2025		22,336
2026	and thereafter	140,455
		$280,238

D.    CHANGES IN GOODWILL

Changes in goodwill during 2020 were as follows:

2020
Balance, at January 1	$1,340,617
Additions (1)	12,934
PPA adjustment	(69,219)
Net translation differences (2)	32,436
Balance, at December 31	$1,316,768

(1)Additions related to acquisition. See Notes 1D(4).
(2)Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 12 -    SHORT-TERM BANK CREDIT AND LOANS

	Interest %	December 31,
		2020	2019
Short-term loans	1% - 1.3%	$312,589	$193,744
Short-term bank credit	P + 0.1%	404	14,655
		$312,993	$208,399

Note 13 -    OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2020	2019
Payroll and related expenses	$286,789	$239,407
Provision for warranty and cost	226,589	186,109
Provision for vendors on accrued expenses	79,254	76,299
Provision for vacation pay (1)	93,588	69,811
Provision for losses on long-term contracts	91,010	96,591
Provision for income tax, net of advances	19,401	27,498
Provision for royalties	40,603	36,296
Other income tax liabilities	923	1,318
Value added tax (“VAT”) payable	15,992	22,910
Derivative instruments	22,579	8,326
Contingent purchase obligations	8,904	23,984
IMI acquisition payment (2)	60,560	—
Other (3)	272,081	263,531
	$1,218,273	$1,052,080

(1)Long-term provision for vacation pay - see Note 20.
(2)See Note 1D(5).
(3)Includes provisions for estimated future costs in respect of (1) unbilled services of certain third parties, (2) probable loss from claims (legal or asserted) in the ordinary course of business and (3) damages caused by the items sold and claims as to the specific products ordered.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 14 -    CONTRACT LIABILITIES (CUSTOMER ADVANCES)

	December 31,
	2020	2019
Contract liabilities	$1,169,232	$786,411
Less -
Contract liabilities presented under long-term liabilities	169,073	62,830
	$1,000,159	$723,581

Contract liabilities increased by approximately $382,821 compared to the beginning balance as of January 1, 2020.

During the year ended December 31, 2020, the Company recognized approximately $407,337 of its contract liabilities at January 1, 2020 as revenues.

As for guarantees and liens, see Notes 21D, 21G and 21H.

Note 15 -    LONG-TERM LOANS, NET OF CURRENT MATURITIES

				December 31,
	Currency	Interest %	Years of maturity	2020	2019
Long-term loans (*)	USD	L + 1.35% - 1.75% / 2.4%	2021-2025	$201,156	$568,550
	NIS	1.5%-3%	2021-2022	224,472	8,256
	Other			1,164	1,223
				426,792	578,029
Less: current maturities				17,972	137,905
				$408,820	$440,124

(*)    For covenants see Note 21E.

As of December 31, 2020, the LIBOR quarterly rate for long-term loans denominated in U.S. dollars was 0.24%.

The maturities of these loans for periods after December 31, 2020, are as follows:

2021 - current maturities	$17,972
2022	236,302
2023	15,875
2024 and after	156,643
$426,792

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 16 -    SERIES A NOTES, NET OF CURRENT MATURITIES

	December 31,
	2020	2019
Series A Notes	$—	$60,764
Less – Current maturities	—	(61,977)
Carrying amount adjustments on Series A Notes (*)	—	1,167
Premium on Series A Notes, net	—	46
	$—	$—

(*)    As a result of fair value hedge accounting, described below and in Notes 2Y and 2AA, the carrying amount of the Series A Notes is adjusted for changes in the interest rates.

In June 2010, the Company issued Series A Notes in the aggregate principal amount of NIS 1.1 billion (approximately $283,000), payable in 10 equal annual installments on June 30 of each of the years 2011 through 2020. The Series A Notes bore a fixed interest rate of 4.84% per annum, payable on June 30 and December 30 of each of the years 2010 through 2020 (the first interest payment was made on December 30, 2010, and the last interest payment was made in June 30, 2020). Debt issuance costs were approximately $2,530, of which $2,164 were allocated to the Series A Notes discount, and $366 were allocated to deferred issuance costs and were amortized as financial expenses over the term of the Series A Notes that became due in 2020.

In March 2012, the Company issued additional Series A Notes in the aggregate principal amount of NIS 807 million (approximately $217,420). The immediate gross proceeds received by the Company for the issuance of the March 2012 Series A Notes were approximately NIS 831 million (approximately $224,000). Debt issuance costs were approximately $2,010, of which $1,795 was allocated to the Series A Notes discount, and $215 was allocated to deferred issuance costs and were amortized as financial expenses over the term of the Series A Notes that became due in 2020. The premium was approximately $3,675 and was amortized as financial income over the term of the Series A Notes that became due in December 2020.

In May 2012, the Company issued additional Series A Notes in an aggregate principal amount of NIS 92 million (approximately $24,407) through a private placement to Israeli institutional investors. The immediate gross proceeds received by the Company for the issuance of the May 2012 Series A Notes were approximately NIS 95 million (approximately $24,900). Debt issuance costs were approximately $94. These costs were allocated to deferred issuance costs and were amortized as financial expenses over the term of the Series A Notes that became due in 2020. The premium was approximately $260 and was amortized as financial income over the term of the Series A Notes that became due in December 2020.

The 2010 Series A Notes together with the 2012 Series A Notes formed one single series with the same terms and conditions.

During the years ended December 31, 2020, 2019 and 2018, the Company recorded $1,060, $3,740 and $5,480, respectively, as interest expenses and $46, $93 and $93, respectively, as amortization of debt issuance costs and premium, net, on the Series A Notes.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2020 and 2019:

	December 31,
	2020	2019
Changes in benefit obligation:
Benefit obligation at beginning of year	$831,111	$628,424
Benefit obligation related to acquired companies	—	111,654
Service cost	13,035	18,305
Interest cost	16,626	19,723
Exchange rate differences	25,623	29,778
Amendments	3,670	3,689
Actuarial loss	73,941	90,847
Benefits paid	(38,263)	(75,684)
Other adjustments	—	4,375
Benefit obligation at end of year	$925,743	$831,111
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	289,493	164,282
Benefit assets related to acquired companies	—	91,724
Actual return on Plans’ assets (net of expenses)	39,131	37,901
Employer contribution	2,829	3,716
Benefits paid	(12,291)	(8,130)
Fair value of Plans’ assets at end of year	$319,162	$289,493
Accrued benefit cost, end of year:
Funded status	(606,583)	(541,623)
Unrecognized net actuarial loss	167,019	123,736
Unrecognized prior service cost	—	8
	$(439,564)	$(417,879)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	(25,532)	(37,158)
Accrued benefit liability, non-current	(581,051)	(504,465)
Accumulated other comprehensive income, pre-tax	167,019	123,744
Net amount recognized	$(439,564)	$(417,879)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year ended December 31,
	2020	2019	2018
Components of the Plans’ net periodic pension cost:
Service cost	$13,035	$18,305	$8,391
Interest cost	16,626	19,723	96,310
Expected return on Plans’ assets	(20,302)	(13,507)	(12,080)
Amortization of prior service cost	218	16	64
Amortization of net actuarial loss	17,742	4,809	5,884
Total net periodic benefit cost	$27,319	$29,346	$98,569
Additional information
Accumulated benefit obligation	$865,273	$781,749	$628,017

	December 31,
	2020	2019
Weighted average assumptions:
Discount rate as of December 31	1.5%	1.9%
Expected long-term rate of return on Plans’ assets	6.8%	7.2%
Rate of compensation increase	1.6%	0.6%

Asset allocation by category as of December 31:

	2020	2019
Asset Category:
Equity Securities	65.3%	67.2%
Debt Securities	31.7%	32.1%
Other	3.0%	0.7%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the Plans' obligations and the expected timing of benefit payments. The target asset allocation for the Plans' years presented is as follows:

	2020	2019
Asset Category:
Equity Securities	65.0%	63.0%
Debt Securities	35.0%	36.0%
Other	—%	1.0%
Total	100.0%	100.0%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The fair value of the asset values by category at December 31, 2020, was as follows:

		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Asset Category
Cash	$3,329	$3,329	$—	$—
Cash Equivalents:
Money Market Funds (a)	6,181	6,181	—	—
Fixed Income Securities:
Mutual Funds (b)	101,167	101,167	—	—
Equity Securities:
International Companies (c)	5,092	5,092	—	—
Mutual Funds (d)	203,393	203,393	—	—
Total	$319,162	$319,162	$—	$—

a.This category includes highly liquid daily traded cash-like vehicles.
b.This category invests in highly liquid mutual funds representing a diverse offering of debt issuance.
c.This category represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or ADRs.
d.This category represents highly liquid diverse equity mutual funds of varying asset classes and styles.

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2020 Plan year have been satisfied as of December 31, 2020. Benefit payments over the next five years are expected to be $14,743 in 2021, $15,776 in 2022, $16,752 in 2023, $17,671 in 2024 and $18,475 in 2025.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan

ESA offers retiree medical benefits to a limited number of retirees, The measurement date for ESA's benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2020 and 2019:

	December 31,
	2020	2019
Change in Benefit Obligation:
Benefit obligation at beginning of period	$1,413	$1,359
Service cost	106	81
Interest cost	39	51
Actuarial (gain) loss	44	(34)
Employee contribution	10	17
Benefits paid	(40)	(61)
Benefit obligation at end of period	$1,572	$1,413
Change in Plan Assets:
Employer contribution	$30	$45
Employee contribution	10	16
Benefits paid	(40)	(61)
Fair value of Plan assets at end of period	$—	$—

	Year ended December 31,
	2020	2019
Accrued benefit cost, end of period:
Funded status	$(1,571)	$(1,412)
Unrecognized net actuarial (gain) loss	(1,290)	(1,479)
Accrued benefit cost, end of period	$(2,861)	$(2,891)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(82)	$(86)
Accrued benefit liability, non-current	(1,489)	(1,326)
Accumulated other comprehensive gain, pretax	(1,290)	(1,479)
Net amount recognized	$(2,861)	$(2,891)

Components of net periodic pension cost (for period):
Service cost	$106	$81
Interest cost	39	51
Amortization of net actuarial gain	(145)	(165)
Total net periodic benefit cost	$—	$(33)

Assumptions as of end of period:
Discount rate	1.97%	2.84%
Health care cost trend rate assumed for next year	5.50%	5.50%
Ultimate health care cost trend rate	4.04%	3.84%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan (Cont.)

The effect of a 1% change in the health care cost trend rate at December 31, 2020 was as follows:

	1% increase	1% decrease
Net periodic benefit cost	$20	$17
Benefit obligation	$134	$118

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $13,279, $11,569 and $6,453 for the years ended December 31, 2020, 2019 and 2018, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

4.    Non-Qualified Defined Contribution Plan

ESA has two benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 0.5 cents on the dollar up to 10% of the employees’ total salary and incentive-based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $1,303, $1,955 and $3,238 for the years ended December 31, 2020, 2019 and 2018, respectively, and the total ESA contribution to the plan was $286 for 2020. The cash surrender value of these life insurance policies at December 31, 2020 was $6,327. The total liability related to the 409(A) plan was $16,073 at December 31, 2020.

The second plan implemented is a non-qualified, defined benefit plan for certain executives of ESA. The plan provides the executives with a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. The policies are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies had a cash surrender of $3,850 at December 31, 2020. Related liability for the pension payments was $10,727 at December 31, 2020. As of December 31, 2020, all executives had partially vested balances in the plan.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 -    TAXES ON INCOME

A.    APPLICABLE TAX LAWS

(1)Israeli Corporate Income Tax Rates

Generally, regular corporate tax rates and real capital gain tax rates in Israel effective as of January 1, 2018 is 23% and onwards.

(2)Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

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

(3)Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (Cont.):

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

As of December 31, 2020, the Company’s management believes that the Company and its Israeli subsidiaries met all conditions of the Law and letters of approval.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

(3)Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (Cont.):

As of December 31, 2020, retained earnings of the Company included approximately $710,000 in tax-exempt profits earned by the Company’s Approved Enterprises. If the retained tax-exempt income were to be distributed, with respect to the Approved Enterprises it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits track, and an income tax liability would be incurred of approximately $177,500 as of December 31, 2020.

The boards of directors of the Company and its applicable Israeli subsidiaries have decided that their policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on exempt income attributable to the Companies’ Approved Enterprises and Privileged Enterprises, as such retained earnings are essentially permanent in duration.

In Israel, income from sources other than the Approved Enterprises, Privileged Enterprises and Preferred Enterprises during the benefit period are subject to tax at the regular corporate tax rate (23% in 2020).

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

(3)Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (Cont.):

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

On May 16, 2017, the Knesset Finance Committee approved the regulations effective as of January 1, 2017. As of December 31, 2020, the Company's management believes that Elbit Systems' and certain of its Israeli subsidiaries' meet the conditions and qualify as a "Special Preferred Technological Enterprise" tax regime.

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

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31,
	2020	2019	2018
Income before taxes on income:
Domestic	$185,908	$174,522	$195,491
Foreign	75,917	71,773	41,831
	$261,825	$246,295	$237,322

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

D.    TAXES ON INCOME

	Year ended December 31,
	2020	2019	2018
Current taxes:
Domestic	$31,654	$28,613	$17,805
Foreign	13,884	15,990	7,672
	45,538	44,603	25,477
Adjustment for previous years:
Domestic (*)	(7,298)	(20,688)	(1,287)
Foreign	147	26	(1,266)
	(7,151)	(20,662)	(2,553)
Deferred income taxes:
Domestic	(865)	(391)	5,387
Foreign	(1,079)	(4,136)	(1,866)
	(1,944)	(4,527)	3,521
Total taxes on income	$36,443	$19,414	$26,445

Total:
Domestic	$23,491	$7,534	$21,905
Foreign	12,952	11,880	4,540
Total taxes on income	$36,443	$19,414	$26,445

(*)     Tax benefits mainly related to settlements. See Note 18E.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2020	2019
Balance at the beginning of the year	$53,267	$59,944
Additions related to interest and currency translation	4,116	4,582
Additions based on tax positions related to prior period	947	11,543
Reductions related to tax positions taken during a prior period	(167)	(152)
Reductions related to settlement of tax matters	(11,365)	(40,648)
Additions based on tax positions taken during the current period	15,232	18,272
Reductions related to a lapse of applicable statute of limitation	(1,934)	(274)
Balance at the end of the year	$60,096	$53,267

At December 31, 2020 and 2019, the Company had a provision for unrecognized tax benefits of $60,096 and $53,267, respectively, including an accrual of $1,791 and $1,946 for the payment of related interest and penalties, respectively. The Company recognized interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2020 and 2019, the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. As a result of the settlement of the tax matters, the Company recorded tax benefits of approximately $11,365 and $40,648 during the years 2020 and 2019, respectively, in the statements of income in “taxes on income”. Following the examination by the Israeli Tax Authority, the Company applied some of the items for which a settlement was reached for subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. Certain Israeli subsidiaries of the Company are currently undergoing tax audits by the Israeli Tax Authority.

As a result of ongoing examinations, tax proceedings in certain countries and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2020, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

	December 31,
	2020	2019
Deferred tax assets:
Reserves and allowances	$123,697	$107,052
Inventory allowances	16,627	—
Property, plant and equipment	7,651	13,602
Operating lease right of use assets	44,927	32,866
Other assets	51,371	53,653
Net operating loss carry-forwards	77,804	66,888
	322,077	274,061

Valuation allowance	(172,833)	(154,158)
Net deferred tax assets	149,244	119,903

Deferred tax liabilities:
Intangible assets	(17,696)	(17,649)
Property, plant and equipment	(22,709)	(19,073)
Operating lease liabilities	(44,188)	(32,467)
Reserves and allowances	(19,406)	(23,734)
	(103,999)	(92,923)
Net deferred tax assets	$45,245	$26,980

Deferred tax assets and liabilities are measured based on the enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid.

G.    CARRY-FORWARD TAX LOSSES

As of December 31, 2020, the Company and its Israeli subsidiaries had estimated total available carry-forward operating tax losses of approximately $444,044, and its non-Israeli subsidiaries had estimated available carry-forward operating tax losses of approximately $17,969. The Company has carry-forward capital losses of approximately $48,119, out of which a valuation allowance was provided in the sum of approximately $45,346.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

H.    RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31,
	2020	2019	2018
Income before taxes as reported in the consolidated statements of income	$261,825	$246,295	$237,322
Statutory tax rate	23%	23%	23%
Theoretical tax expense	$60,220	$56,648	$54,584
Tax benefit arising from reduced rate as an “Approved, Privileged and Preferred Enterprise” and other tax benefits (*)	(25,625)	(22,073)	(17,132)
Tax adjustment in respect of different tax rates for foreign subsidiaries	4,884	(1,580)	687
Changes in carry-forward losses and valuation allowances	18,675	22	927
Taxes resulting from non-deductible expenses	1,594	1,506	2,159
Difference in basis of measurement for financial reporting and tax return purposes	(18,398)	6,609	(13,775)
Taxes in respect of prior years (see Note 18D above)	(7,151)	(20,662)	(2,553)
Other differences, net	2,244	(1,056)	1,548
Actual tax expenses	$36,443	$19,414	$26,445
Effective tax rate	13.92%	7.88%	11.14%

(*) Net earnings per share – amounts of the benefit resulting from the Approved, Privileged and Preferred Enterprises:
Basic and diluted	$0.58	$0.50	$0.40

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

J.     FINAL TAX ASSESSMENTS

Final income tax assessments have been received by the Company up to and including the tax year 2017 and by certain subsidiaries up to 2015 and 2018.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 -    DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair values of the Company’s outstanding derivative instruments as of December 31, 2020 and December 31, 2019 are summarized below:

	Asset Derivatives (*)		Liability Derivatives (**)
	December 31,		December 31,
	2020	2019	2020	2019
Derivatives designated as hedging instruments
Foreign exchange contracts	13,410	23,820	21,517	7,489
Cross-currency interest rate swaps	16,851	6,183	—	—
	$30,261	$30,003	$21,517	$7,489
Derivatives not designated as hedging instruments
Foreign exchange contracts	1,266	66	1,062	337
	$31,527	$66	$22,579	$337

(*)    Presented as part of other receivables and long-term other receivables.
(**)    Presented as part of other payables and long-term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2020 and December 31, 2019, are summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income on Effective- Portion of Derivative, net		Gain (Loss) on of Derivative Reclassified from Accumulated Other Comprehensive Income (*),(**)		Amount Excluded from Effectiveness Testing Recognized in Income (***)
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Derivatives designated as hedging instruments:
Foreign exchange contracts	$12,602	$24,328	$41,787	$13,057	$4,662	$5,447
Derivatives not designated as hedging instruments:
Foreign exchange contracts and other derivatives instruments	$—	$—	$—	$—	$79	$(1,876)

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
(***)    Presented as part of revenues.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The net effect on earnings from the cross-currency swaps in 2020 was a gain of approximately $5,478, of which approximately $5,056 was offset against exchange rate difference related to Series A Notes and approximately $422 was offset against interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2020 is summarized below:

	Forward contracts
	Buy		Sell
	December 31,		December 31,
	2020	2019	2020	2019
Euro	$80,340	$81,258	$420,154	$330,433
GBP	4,866	9,380	109,224	38,606
NIS	52,600	—		—
Other	19,608	35,662	176,185	63,093
	$157,414	$126,300	$705,563	$432,132

Note 20 -    OTHER LONG-TERM LIABILITIES

The following table presents the components of other long-term liabilities as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Contingent purchase obligation	$80,618	$132,504
Provision for vacation pay	38,757	33,094
Accrued expenses on evacuation(*)	33,186	41,805
Provision for losses on long-term contracts	10,436	—
Other	18,744	18,075
	$181,741	$225,478

(*)    Accrued expenses on evacuation - expenses related to relocation of certain of IMI's facilities (see Note 1D(5)).

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

Royalties expenses amounted to $12,196, $9,878 and $7,559 in 2020, 2019 and 2018, respectively.

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

At December 31, 2020, the Company had outstanding buy-back obligations totaling approximately $1,680,000 that extend through 2028.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.    LEGAL CLAIMS

The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business. The Company’s management, based on the opinion of its legal counsel, believes that any financial impact from the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company. As of December 31, 2020, the Company was not involved in significant legal proceedings.

D.    GUARANTEES

As of December 31, 2020, guarantees in the amount of approximately $2,470,696 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain contract liabilities (advances from customers) and performance obligation and employee benefit plans.

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

As of December 31, 2020, the Company met all financial covenants.

F.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in various countries. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and typically include the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2020 and 2019, the purchase commitments were $2,626,000 and $2,248,000, respectively.

G.    FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of approximately $2,470,696 as of December 31, 2020, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

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

C.    2018 EQUITY INCENTIVE PLAN

In February 2018 the Company's Board of Directors approved the 2018 Equity Incentive Plan for Executive Officers (the “2018 Equity Incentive Plan”). The purpose of this plan was to enable the Company to link the compensation and benefits of its executive officers with the future growth and success of the Company and its Affiliates and with long-term shareholder value. As of December 31, 2020, the 2018 Equity Incentive Plan consisted 1,000,000 options (the "Options") to be exercised using a “Net-Exercise Mechanism,” which entitles the recipients to exercise the Options for an amount of shares reflecting only the benefit factor. The Options were allocated, subject to the required approvals, to the Company's Israeli executive officers.

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

Under the 2018 Equity Incentive Plan, the Options become vested and are eligible to be exercised in accordance with the following vesting schedule:

(1)Forty percent (40%) of the Options are vested and exercisable from the second anniversary of the grant date;
(2)An additional twenty percent (20%) of the Options are vested and exercisable from the third anniversary of the grant date;
(3)An additional twenty percent (20%) of the Options are vested and exercisable from the forth anniversary of the grant date; and
(4)    The remaining twenty (20%) of the Options are vested and exercisable from the fifth anniversary of the grant date.

The Options expire no later than 63 months from the date of grant.

As of December 31, 2020, there were 95,000 Options available for future grants under the 2018 Equity Incentive Plan.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

C.    2018 EQUITY INCENTIVE PLAN (Cont.)

The following is a summary of Elbit Systems' Options activity under the 2018 Equity Incentive Plan:

	2020		2019
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Outstanding - beginning of the year	905,000	128.45	965,000	128.48
Granted	—	—	—	—
forfeited	—	—	(60,000)	128.91
Outstanding - end of the year	905,000	128.45	905,000	128.45

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money Options) that would have been received by the Option holders had all Option holders exercised their Options on December 31, 2020. This amount changes, based on the market price of the Company’s stock and the average exercise price of in-the-money Options. Aggregate intrinsic value of outstanding Options as of December 31, 2020, was $2,115.

As of December 31, 2020, there was $10,961 of total unrecognized compensation cost related to share-based compensation arrangements granted under the 2018 Equity Incentive Plan. That cost is expected to be recognized over a weighted average period of 3 years.

As of December 31, 2020, 901,959 Options were vested and expected to be vested at a weighted average exercise price of $128.45 per share. The weighted average remaining contractual life of exercisable Options as of December 31, 2020, is approximately 2.95.

D.     OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

The options outstanding as of December 31, 2020, have been separated into ranges of exercise prices, as follows:

	Options outstanding
Exercise price	Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price per share
$121.42 - $128.91	905,000	2.95	$128.45

Compensation expenses related to the 2018 Equity Incentive Plan amounted to $4,086 and $3,994 for the years ended December 31, 2020 and 2019 respectively, which were recognized, as follows:

	Year ended December 31,
	2020	2019
Cost of revenues	$3,473	$3,424
General and administration expenses	613	570
	$4,086	$3,994

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

E.    COMPUTATION OF EARNINGS PER SHARE
Computation of basic and diluted net earnings per share:

	Year ended December 31, 2020			Year ended December 31, 2019			Year ended December 31, 2018
	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount	Net income to shareholders of ordinary shares	Weighted average number of shares (*)	Per Share amount
Basic net earnings	$237,658	44,198	$5.38	$227,857	43,787	$5.20	$206,738	42,789	$4.83

Effect of dilutive securities:
Employee stock options	—	17		—	61		—	—
Diluted net earnings	$237,658	44,215	$5.38	$227,857	43,848	$5.20	$206,738	42,789	$4.83

(*) In thousands.

F.    2018 PHANTOM BONUS RETENTION PLAN

In August 2018, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Officers, who are not Executive Officers (the “2018 Phantom Plan”).

The 2018 Phantom Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the 2018 Phantom Plan. As of December 31, 2020, 1,914,650 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $139.75.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2018 Phantom Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $10,068 and $9,595, during the years ended December 31, 2020 and 2019, respectively, as compensation costs related to the phantom bonus units granted under the 2018 Phantom Plan, as follows:

	Year ended December 31,
	2020	2019
Cost of revenues	$6,096	$5,530
General and administration expenses	2,165	2,447
Marketing and selling	1,807	1,618
	$10,068	$9,595

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

The 2012 Phantom Bonus Retention Plan provided for phantom bonus units which entitled the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which was linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. There were no new grants during 2020 and 2019, under the 2012 Phantom Bonus Retention Plan.

The benefit earned for each year of a tranche was the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2012 Phantom Bonus Retention Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $301, $1,858 and $2,628 in the years ended December 31, 2020, 2019 and 2018, respectively, as compensation costs related to the phantom bonus units granted under the 2012 Phantom Bonus Retention Plan, as follows:

	Year ended December 31,
	2020	2019	2018
Cost of revenues	$—	$426	$985
General and administration expenses	301	1,160	1,225
Marketing and selling	—	272	418
	$301	$1,858	$2,628

H.    DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations. Elbit Systems’ Board of Directors has determined not to declare dividends out of tax exempt earnings.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 23 -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.    REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS AS FOLLOWS:

	Year ended December 31,
	2020	2019	2018
North America	$1,500,577	$1,260,487	$979,165
Asia-Pacific	961,794	1,029,635	791,821
Israel	1,106,560	1,064,789	740,232
Europe	818,770	853,656	737,051
Latin America	140,133	158,059	192,406
Other	134,738	141,774	243,009
	$4,662,572	$4,508,400	$3,683,684

B.    REVENUES ARE GENERATED BY THE FOLLOWING AREAS OF OPERATIONS:

	Year ended December 31,
	2020	2019	2018
Airborne systems	$1,650,406	$1,617,243	$1,470,082
C4ISR systems	1,145,719	1,161,480	1,130,092
Land systems	1,258,894	1,228,348	649,141
Electro-optic systems	475,896	374,359	333,855
Other (*)	131,657	126,970	100,514
	$4,662,572	$4,508,400	$3,683,684

(*)    Mainly non-defense engineering and production services.

C.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year ended December 31,
	2020	2019	2018
IMOD	21%	15%	13%
U.S. Government	22%	18%	17%

D.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

	Year ended December 31,
	2020	2019	2018
Israel	$1,642,801	$1,621,653	$1,541,195
U.S.	536,164	501,985	245,865
Other	205,014	278,834	161,481
	$2,383,979	$2,402,472	$1,948,541

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 24 -    RESEARCH AND DEVELOPMENT, NET

	Year ended December 31,
	2020	2019	2018
Total expenses	$428,198	$368,652	$317,690
Less - grants and participations	(68,453)	(36,895)	(30,338)
	$359,745	$331,757	$287,352

Note 25 -    FINANCIAL EXPENSES, NET

	Year ended December 31,
	2020	2019	2018
Expenses:
Interest on long-term bank debt	$(13,763)	$(13,854)	$(13,718)
Interest on Series A Notes, net	(1,060)	(3,757)	(5,494)
Interest on short-term bank credit and loans	(9,112)	(10,576)	(9,073)
Guarantees	(12,172)	(10,600)	(9,027)
Loss from revaluation of lease liabilities and exchange rate differences, net	(33,386)	(24,607)	(3,362)
Other	(4,864)	(9,635)	(5,807)
	(74,357)	(73,029)	(46,481)
Income:
Interest on cash, cash equivalents and bank deposits	1,075	1,595	1,115
Other	2,012	2,362	1,305
	3,087	3,957	2,420
	$(71,270)	$(69,072)	$(44,061)

Note 26 -    OTHER INCOME (EXPENSES), NET

	Year ended December 31,
	2020	2019	2018
Pension non-service cost	$(13,643)	$(10,920)	$(3,794)
Gain on sale of investment(1)	16,727	—	—
Revaluation of investment(2)	4,100	8,281	—
Impairment of investment(3)	—	(3,692)	(7,807)
Other	224	88	152
	$7,408	$(6,243)	$(11,449)

(1)    During 2020, the company recognized a gain resulting from the sale of holdings in an affiliated company to third party (see Note 1D(4)).
(2)    During 2020 and 2019, the Company recognized gain as a result of revaluation of two of its investments in affiliated companies.
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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars (In thousands, except per share data)

Note 27 -    RELATED PARTIES' TRANSACTIONS AND BALANCES

Transactions:	Year ended December 31,
	2020	2019	2018
Income -
Sales to related-party companies (*)	$187,014	$183,012	$181,566
Participation in expenses	$1,487	$2,576	$2,580
Cost and expenses -
Supplies from related parties (**)	$8,476	$13,467	$8,188

Balances:	December 31,
	2020	2019
Trade receivables and other receivables (*)	$67,250	$73,076
Trade payables and advances (**)	$34,890	$23,518

The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)    A significant portion of the sales and balances include sales of helmet mounted cueing systems purchased from the Company by a 50%-owned affiliate of ESA.
(**)    Includes mainly electro-optics components and sensors, purchased by the Company from a 50%-owned Israeli partnership, and electro-optics products purchased by the Company from another 50%-owned Israeli affiliate.

¬ ¬ ¬

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year ended December 31, 2020:
Provisions for Losses on Long-Term Contracts (*)	130,711	30,608	53,038	—	108,281
Provisions for Claims and Potential Contractual Penalties and Others	4,786	455	3,008	—	2,233
Credit risk (**)	10,557	7,633	1,998	—	16,192
Valuation Allowance on Deferred Taxes	154,158	18,675	—	—	172,833

Year ended December 31, 2019:
Provisions for Losses on Long-Term Contracts (*)	118,672	41,359	29,320	—	130,711
Provisions for Claims and Potential Contractual Penalties and Others	8,541	851	4,606	—	4,786
Allowance for Doubtful Accounts	11,308	1,105	1,856	—	10,557
Valuation Allowance on Deferred Taxes	121,651	22	—	32,485	154,158

Year ended December 31, 2018:
Provisions for Losses on Long-Term Contracts (*)	46,778	19,842	20,396	72,448	118,672
Provisions for Claims and Potential Contractual Penalties and Others	5,406	801	940	3,274	8,541
Allowance for Doubtful Accounts	9,585	1,548	1,813	1,988	11,308
Valuation Allowance on Deferred Taxes	7,326	1,401	473	113,397	121,651

(*)    As of December 31, 2020, 2019 and 2018 an amount of $17,271 and $34,120 and $21,659, respectively, is presented as a deduction from inventories. As of December 31, 2020, 2019 and 2018 an amount of $91,010, and $96,591 and $97,013, respectively, is presented as part of other payables and accrued expenses.

(**)    Credit risk additions includes cumulative effect through retained earnings as a result of the adoption of ASC 326 in the amount of approximately $5,484. As of December 31, 2020, an amount of $14,167 and $2,025 is related to corporate customers and government customers, respectively.
S-1