Form 20-F
period 2021-12-31
ELBIT SYSTEMS LTD
filed 2022-04-07
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

□ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2021
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
Yaacov Kagan, E-mail: kobi.kagan@elbitsystems.com, Tel. 972-77-294-6663, Fax:972-4-8316659
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
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 44,255,563 Ordinary Shares.
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

☒ Yes     □ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer", "accelerated filer” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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
    The name “ELBIT SYSTEMS”, and our logo, brand, product, service and process names appearing in this document, are the trademarks of the Company or our affiliated companies. All other brand, product, service and process names appearing in this document are the trademarks of their respective holders and appear for informational purposes only. Reference to or use of any third-party mark, product, service or process name herein does not imply any recommendation, approval, affiliation or sponsorship of that or any other mark, product, service or process name. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of the Company or any of our affiliated companies.

Cautionary Statement with Respect to Forward-Looking Statements

    This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and the Israeli Securities Law, 1968, as amended (the Israeli Securities Law). These statements relate to our current plans, estimates, strategies, goals, beliefs, intents, expectations, assumptions and projections about future events and as such do not relate to historical or current fact. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.

    Forward-looking statements contained herein generally are identified by the words “anticipate”, “intend”, “believe”, “estimate”, “project”, “expect”, “will likely result”, “strategy”, “plan”, “may”, “should”, “will”, “would”, “will be”, “will continue” and similar expressions, and the negatives thereof. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties, the outcomes of which cannot be predicted. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation:

•governmental regulations and approvals;

•changes in governmental budgeting priorities;

•general market, political and economic conditions in the countries in which we operate or sell, including Israel and the United States, among others, or which may affect the global economy, such as the recent conflict between Russia and Ukraine;

•global or national health considerations, including the outbreak of pandemic or contagious disease, such as the ongoing coronavirus (Covid-19) pandemic;

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

•our ability to protect our proprietary information;

•our ability to avoid, withstand and/or recover from cyber-attacks on our systems;

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

    The factors listed above are not all-inclusive, and further information about risks and other factors that may affect our future performance is contained in this annual report on Form 20-F. All forward-looking statements speak only as of the date of this annual report, unless otherwise indicated. Although we believe the expectations reflected in the forward-looking statements contained in this annual report are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We expressly disclaim any obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Item 1.    Identity of Directors, Senior Management and Advisers.

Information not required in annual report on Form 20-F.

Item 2.    Offer Statistics and Expected Timetable.

Information not required in annual report on Form 20-F.

Item 3.    Key Information.

3A. [Reserved]

3B. Capitalization and Indebtedness
Information not required in annual report on Form 20-F.

3C. Reasons for the Offer and Use of Proceeds
Information not required in annual report on Form 20-F.

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

Risks Related to Our Operations

A cyber or security attack or other similar incident resulting in a breach, disruption or failure in our or our supply chain's digital environment could adversely affect us. Our operations depend heavily on the continued and secure functioning of our varied digital environment software and hardware that stores, processes and transmits data within the Company and from and to us and our business partners. This digital environment is subject to breach, damage, destruction, disruption, malfunction or failure from, among other things, cyber-attacks and other unauthorized intrusions, power losses, telecommunications failures, earthquakes, fires and other natural disasters.

We are continuously subjected to attempted cyber-attacks, ranging from standard phishing mails to sophisticated campaigns. Our computer and communications systems, databases and users face ongoing threats of malicious software (malware), social engineering, distributed denial of service (DDoS), malicious code, zero-day vulnerabilities and other security problems and system disruptions carried out by different threat actors. In particular, we are targeted by experienced computer programmers and hackers, including those sponsored by or acting for foreign governments or terrorist organizations. Such programmers and hackers may attempt to penetrate or circumvent our advanced cyber security defenses, obtain data and damage or disrupt our digital environment in order to misappropriate or compromise our intellectual property or other proprietary or protected information or that of our customers and other business partners. These attempts may increase in connection with the recent conflict between Russia and Ukraine.

Governmental and other end users and customers are increasingly requiring us and our supply chain to meet specific computer system cyber protection and information assurance requirements and standards as a pre-condition for us to receive customer program-related information and enter into business contracts. We devote significant resources to configure, operate, maintain, monitor, upgrade and continuously improve the security of our systems and databases and to meet applicable customer requirements regarding their protection. However, despite our efforts to secure our systems and databases and meet cyber protection and information assurance requirements, due to the complex and evolving nature of the cyber security risk landscape, we may still face system failures, data breaches, loss of intellectual property and interruptions in our operations, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Our operations may be negatively impacted by the coronavirus pandemic. International health epidemics from communicable diseases, such as the coronavirus (Covid-19) pandemic, may materially impair our operations. We continually assess the potential impact of the Covid-19 pandemic on our operations, including on our employees, customers, suppliers and logistics/transport providers. In addition, we monitor the possible impact of governmental actions being taken to curtail the spread of the virus, such as roll-out of vaccinations, instructions regarding testing and quarantine of individuals, restrictions on holding of large-scale events, workplace restrictions and international travel guidance. We evaluate short-term and potential medium- and long-term impacts of the pandemic on the defense, homeland security and commercial aviation markets and continue to see a certain slow-down in our commercial aviation business as compared to prior to the pandemic. We also monitor the impact of the Covid-19 pandemic on our industry and on governmental priorities and budgets, both in Israel and worldwide, as well as the pandemic's macro-economic implications, including disrupted transportation networks and global supply chains, which have led to shortages of electronics and other components, increased costs and extended lead times. Although we generally have been able to continue our business activities as of the date of this annual report, we cannot presently estimate the future impact of Covid-19 on our results and business activities. The continued spread of the disease and the emergence of new variants could prevent our employees, customers, supply chain and other business partners from conducting normal activities, potentially resulting in cessation, reduction or delay of business either voluntarily or by governmental mandate and could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We could be adversely affected if we are unable to recruit and retain key employees and corresponding knowledge. Our success depends on key management, engineering, scientific and technical personnel and our continuing ability to attract and retain highly qualified personnel. There is growing competition for the services of such personnel and an increase in the costs required for the recruitment and retention of qualified personnel, particularly in certain engineering areas. We face risks of losing knowledge and expertise through the loss of key employees. Moreover, our competitors may hire and gain access to the expertise of our former employees. The loss of key employees and the failure to attract highly qualified personnel in the future, as well as to maintain and continue to develop knowledge relevant to technological innovation, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face acquisition and integration risks. From time to time we make equity or asset acquisitions and investments in companies and technology ventures. Such acquisitions generally are intended to achieve various strategic initiatives including the expansion of our product or service offerings, technical capabilities or customer base. See Item 4. Information on the Company – Mergers, Acquisitions and Divestitures. These acquisitions involve risks and uncertainties such as:

•our pre-acquisition due diligence may fail to identify material risks or we may fail to accurately estimate the commercial and technical value of the acquired assets;
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

•we may fail in identifying or transferring some of the assets that are required for the operation of the acquired business or fail to retain key employees of the acquired businesses;
•the attention of senior management may be diverted from our existing operations, or we may spend significant financial and management resources on potential acquisitions that do not materialize;

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
We cannot assure that these risks or other unforeseen factors will not offset the intended benefits of the acquisitions, and such risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may experience production delays, discontinuation of supply or liability if suppliers fail to make compliant or timely deliveries. The manufacturing process for some of our products largely consists of the assembly, integration and testing of purchased components. Some components are available from a small number of suppliers, and in a few cases a single source. If a supplier stops delivery of such components, finding another source could result in added cost and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule, information assurance, regulatory compliance or other obligations, we could be held liable by our customers, and we may be unable to obtain full or partial recovery from our subcontractors for those liabilities. As mentioned above under “Our operations may be negatively impacted by the coronavirus pandemic”, the pandemic has resulted in a general increase of these risks and their impact on global supply chains, especially because a worldwide shortage of certain components poses a risk to our reliance on certain sources for such components. Although we are working to mitigate such risks, we cannot eliminate all potential impacts to our business. In addition, although we do not generally source components from Russia or Ukraine, the recent conflict between those countries may cause further constraints on our supply chain as well as an increase in certain raw materials and energy costs as a result of trade sanctions and economic disruption. The foregoing disruptions could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may be affected by failures of our prime contractors. We often act as a subcontractor, and a failure of a prime contractor to meet its obligations may affect our ability to receive payments under our subcontract.

Undetected problems in our products or manufacturing processes could impair our financial results and give rise to potential product liability or breach of contract claims. If there are defects in the design, production or testing of our or our subcontractors’ products and systems, including our products sold for safety purposes in the homeland security and commercial aviation areas, or if the cyber protection measures included in our products do not operate as intended, we could face substantial repair, replacement or service costs, potential liability and damage to our reputation. Similar issues could arise if we fail to timely implement our manufacturing processes. In addition, we must comply with regulations and practices to prevent the use of parts and components that are considered as counterfeit or that violate third-party intellectual property rights. We may not be able to obtain product liability or other insurance to fully cover such risks, and our efforts to implement appropriate design, testing and manufacturing processes for our products or systems may not be sufficient to prevent such occurrences, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner. We are party to collective bargaining agreements that cover a substantial number of our employees, which number could increase, for example, as a result of future acquisitions of companies. We have faced and may in the future face attempts to unionize additional parts of our organization. Disputes with trade unions or other labor relations difficulties, as well as failure to timely amend or extend collective bargaining agreements, could lead to worker disputes, slow-downs, strikes and other measures, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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
•develop, upgrade and maintain competitive products and services;

•add innovative solutions that differentiate our offerings from those of our competitors;
•bring solutions to the market quickly at cost-effective prices;
•develop working prototypes as a condition to receiving contract awards; and
•structure our business, through joint ventures, teaming agreements and other forms of alliances, to reflect the competitive environment.
We need to continually invest significant financial resources to pursue these goals, and there can be no assurance that adequate financial resources will continue to be available to us for these purposes. We may experience difficulties that delay or prevent our development, introduction and marketing of new or enhanced offerings, and such new or enhanced offerings may not achieve adequate market acceptance. Moreover, new technologies or changes in industry standards or customer requirements could render our offerings obsolete or unmarketable. Any new offerings and technologies are likely to involve costs and risks relating to design changes, the need for additional capital and new production tools, satisfaction of customer specifications, adherence to delivery schedules, specific contract requirements, supplier performance, customer performance and our ability to predict program costs. New products may lack sufficient demand or experience technological problems or production delays. Our customers frequently require demonstration of working prototypes prior to awarding contracts for new programs or require short delivery schedules which may cause us to purchase long-lead items or material in advance of the contract award, without any certainty of receiving the award. Moreover, due to the design complexity of our products, we may experience delays in developing and introducing new products. Such delays could result in increased costs and development efforts, deflect resources from other projects or increase the risk that our competitors may develop competing technologies that gain market acceptance in advance of our products. If we fail in our new product development efforts, or our products or services fail to achieve market acceptance more rapidly than the products or services of our competitors, our ability to obtain new contracts could be negatively impacted. Any of the foregoing costs and risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DoD) and other military or governmental authorities of various countries, pursuant to contracts awarded to us under defense and homeland security-related programs. The funding of these programs could be reduced or eliminated due to numerous factors, including geopolitical events and macro-economic conditions that are beyond our control. Reduction or elimination of government spending under our contracts could cause a material adverse effect on our business, financial condition, results of operations and cash flow.

We face risks in our international operations. We derive a significant portion of our revenues from international sales. Entry into new markets as well as changes in international, political, economic or geographic conditions could cause significant reductions in our revenues. In addition to the other risks from international operations set forth elsewhere in these risk factors, including travel restrictions and supply chain issues as a result of the Covid-19 pandemic, some of the risks of doing business internationally include international trade sanctions, imposition of tariffs and other trade barriers and restrictions. Imposition of import restrictions or tariffs by any government could lead to retaliatory actions by other countries with broad effects in many industries and economies internationally. Broad-based international trade conflicts could have negative consequences on the demand for our products and services outside Israel. Other risks of doing business internationally include political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships, increasing instances of terrorism worldwide and armed conflicts, some of which may be affected by Israel’s overall political situation (see “Risks Related to Our Israeli Operations” below). While our business in Russia and Ukraine is very limited, an escalation or expansion of the conflict could affect additional regions and increase the volatility of global economic conditions, which could, in turn, affect our business. As of the date of this annual report we are unable to predict the impact of such conflict on the global economy or our business and operations. Any of the foregoing risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face requirements for industrial participation and localization by many of our customers. In recent years, there has been a growing trend in numerous countries to encourage work with local industries through various incentives and budgetary allocations. Examples include a preference for purchasing from domestic suppliers and requirements for cooperation with local entities, including transfer of technologies and production lines. This often involves complex operational issues and investments in facilities and subsidiaries in the local country. In addition, a number of our international programs require us to meet “Industrial Participation” or offset obligations, which involve additional costs. See Item 5. Operating and Financial Review and Prospects – Off-Balance Sheet Transactions. If we fail to successfully collaborate with our business partners, or to meet our Industrial Participation or offset obligations, we could be subject to contractual penalties and our ability to obtain new business could be negatively impacted. This could, in turn, have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Due to consolidation in our industry, we are likely to compete with certain potential customers. As the number of companies in the defense industry has decreased in recent years, the market share of some prime contractors has increased. Some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas. Thus, at times we could be seeking business from certain of these prime contractors, while at other times we could be in competition with some of them. Decisions to consolidate business by these major contractors or our failure to maintain good business relations with them could negatively impact our business.

Certain of our contracts may be terminated by our customers. Our contracts with customers may be terminated by our customers for various reasons, including for their convenience. In some cases, termination would eliminate our right to payment under the contract and could cause a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Financial-Related Risks

We face currency exchange risks. We generate a substantial amount of our revenues in currencies other than the U.S. dollar (our financial reporting currency), mainly New Israeli Shekels (NIS), Great Britain Pounds (GBP), Euro, Brazilian reals and Australian dollars, and we incur a substantial amount of our expenses (primarily human resources, operational and supply chain expenses) in currencies other than the U.S. dollar, mainly NIS. To the extent we derive our revenues or incur our expenses in currencies other than the U.S. dollar, we are subject to exchange rate fluctuations between the U.S. dollar and such other currencies. For example, we could be negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Certain currency derivatives we use to hedge against exchange rate fluctuations may not fully protect against sharp exchange rate fluctuations, and in some cases we may not be able to adequately and cost-effectively hedge against all exchange rate fluctuations. In addition, our international operations expose us to the risks of price controls, restrictions on the conversion or repatriation of currencies, or even devaluations or hyperinflation in the case of currencies issued by countries with unstable economies. All of these currency-related risks could have a material adverse effect on our business, financial condition, results of operations and cash flow. See below “Risks Related to Our Israeli Operations – We may be affected by changes in Israel’s economy.” and Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates.

We face risks of cost overruns in fixed-price contracts. Most of our contracts are fixed-price contracts, under which we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk of adverse effects on our financial performance from such increased or unexpected costs can be particularly significant under fixed-price contracts for which changes in estimated gross profit/loss are recorded on a “cumulative catch-up basis”. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2S. The costs most likely to fluctuate under our fixed price contracts relate to internal design and engineering efforts and system or product certification processes. However, we do not believe that changes in the market costs of particular commodities used in the production of our products are likely to present a material risk to our costs. To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We have risks relating to pre-contract costs. We sometimes participate in “risk-sharing” contracts, or incur pre-contract costs relating to specific anticipated contracts or delivery orders, in which our non-recurring costs or other costs that are pre-contract costs are only recoverable if the contract or order is actually awarded or if there is a sufficient level of sales for the applicable product, which level of sales typically is not guaranteed. If the anticipated contract is not awarded or if sales do not occur at the level anticipated, we may not be able to recover our non-recurring or pre-contract costs, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face fluctuations in revenues and profit margins. Our revenues may fluctuate between periods due to changes in pricing, sales volume or project mix. Moreover, because certain of our project revenues are recognized upon achievement of performance milestones, such as units-of-delivery/point-in-time revenue recognition, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margin may vary significantly during the course of a project as a result of changes in estimated project gross profits that are recorded in results of operations on a cumulative catch-up basis pursuant to the percentage-of-completion accounting method due to judgment and estimates that are complex and are subject to a number of variables. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements – Note 2S. As a result, our financial results for prior periods may not provide a reliable indicator of our future results.

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

We have risks related to our debt obligations. In connection with bank credits and loans, including our B, C and D notes listed on the Tel-Aviv Stock Exchange (TASE) (see Item 5. Operating and Financial Review and Prospects – Financial Resources and Israeli Debt Offering), we are subject to certain restrictions and are obligated to meet certain covenants. These restrictions affect, and may limit or eliminate, our ability to plan for or react to market conditions, meet capital needs or otherwise carry out our activities or business plans. Our ability to comply with the terms of our financing arrangements can be affected by events beyond our control, including prevailing economic, financial market and industry conditions, and we cannot assure that we will be able to comply when required. These terms could limit our ability to take advantage of financing, merger and acquisition or other opportunities. A breach of any restrictive covenants in our financing agreements, as well as our failure to repay our debts or maintain our rating, could result in an event of default under those agreements, which can in turn lead to acceleration of the debts, cross-defaults, and other penalties. These could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We have risks related to the inherent limitations of internal control systems. We are subject to a range of requirements relating to internal control over financial reporting. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud, which we may not detect. A control system, which is increasingly based on computerized processes, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. In addition, the benefit of each control must be considered relative to its cost, and the design of a control system must reflect such reasonable resource constraints. Implementation of changes or updates to our control systems, including implementation of our enterprise resource planning (ERP) system at additional sites worldwide, may encounter unexpected difficulties and delays. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts, by collusion of two or more persons or by management override of the controls. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with applicable policies or procedures may deteriorate. See Item 15. Controls and Procedures. Failure to maintain effective internal controls, and possible investigations or sanctions by regulatory authorities, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

Our effective tax rate may be subject to fluctuations. Our worldwide effective tax rate could fluctuate as a result of several factors, many of which are outside of our control, including: (i) changes in the mix of revenues and income we derive from the jurisdictions where we operate that have different statutory tax rates; (ii) amendments to tax laws and regulations and changes in interpretations in the jurisdictions where we operate; and (iii) tax assessments, including any related tax interest or penalties, which could significantly affect our income tax expense for the period in which the assessments take place. In addition, our tax returns are periodically audited or subject to review by tax authorities in the various jurisdictions in which we operate around the world. Moreover, the Organization for Economic Cooperation and Development (OECD) has introduced the base erosion and profit shifting (BEPS) project. Increases in our effective tax rates from the above factors could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Changes to tax laws or classifications in any of the jurisdictions in which we operate could materially affect us and our shareholders. Tax laws, including tax rates, in the jurisdictions in which we operate are often unsettled and may be subject to significant changes. For example, the U.S. tax reform enacted in 2017 (informally titled the Tax Cuts and Jobs Act) introduced a number of significant changes to the U.S. federal income tax rules. More recently, members of the U.S. Congress and the administration of U.S. President Joseph Biden attempted to enact legislation to change or repeal parts of current U.S. income tax law. The OECD’s BEPS project has resulted in wide-ranging and continuous changes in the principles of international taxation and the tax laws in individual countries, including most recently the new Global Minimum Tax rules (GLOBE) (referred to as “Pillar 2”) set to take effect in certain countries as early as 2023. In February 2022, the Council of the European Union updated its grey list countries, that included the addition of Israel and nine other countries. European entities engaging with countries listed on the grey or black lists may be subject to certain restrictions. Changes in tax laws, policies, treaties or regulations, and their interpretation or enforcement, are unpredictable. Any of these occurrences could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

In addition, changes to tax laws, their interpretation or our classification under them, can result in adverse consequences to our shareholders. For example, in case Elbit Systems is treated as a Passive Foreign Investment Company (a PFIC), during any taxable year during which a U.S. Shareholder (as defined in Item 10. Additional Information – Taxation – United States Federal Income Tax Considerations) holds our ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. Shareholder. We currently believe that we were not a PFIC with respect to our 2021 taxable year and expect that we will not be a PFIC for the current taxable year or in the reasonably foreseeable future. However, this conclusion is a factual determination that must be made at the close of each year and is based on factors that may be outside of our control, including, among other things, the valuation of our ordinary shares and assets, which will likely change from time to time. See Item 10. Additional Information - Taxation - United States Federal Income Tax Considerations.

Funding obligations to our pension plans could reduce our liquidity. Funding obligations for certain of our pension plans are impacted by the performance of the financial markets and interest rates. When interest rates are low, or if the financial markets do not provide expected returns, we may be required to make additional contributions to these pension plans. Volatility in the equity markets or actuarial changes in mortality tables can change our estimate of future pension plan contribution requirements. See Item 18. Financial Statements – Notes 2R and 17.

We may be adversely affected by increases in inflation rates. Rising inflation may put upward pressure on interest rates, increase our exposure to currency exchange risks and cause an increase in our expenses, mainly related to costs of supplies and human resources, which could in turn adversely affect our business.

Risks Related to Legal and Regulatory Requirements

We are subject to government procurement and anti-bribery/corruption rules and regulations. We are required to comply with government contracting rules and regulations relating to, among other things, cost accounting, sales of various types of munitions, anti-bribery and procurement integrity, which increase our performance and compliance costs. See Item 4. Information on the Company – Governmental Regulation. Our supply chain is also required to comply with many of these regulations. We engage in certain markets considered to have high bribery and corruption risks. Investigations by government agencies have become more frequent in a number of countries, including Israel and the U.S. Failure to remain up to date with applicable regulatory changes around the world or to fully comply with these rules and regulations, whether directly or indirectly, could result in the modification, termination or reduction of the value of our contracts, the assessment of penalties and fines against us, our suspension or debarment from government contracting or subcontracting for a period of time or criminal sanctions against us or our employees, supply chain or customers, all of which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We depend on governmental approval of exports. Our international sales, as well as our international procurement of skilled human resources, technology, software and hardware, depend largely on export authorizations from the governments of Israel, the U.S. and other countries. See Item 4. Information on the Company – Governmental Regulation. If we, our customers or our suppliers fail to obtain material approvals in the future, or if material approvals previously obtained are revoked or expire and are not renewed due to factors such as changes in political conditions or imposition of sanctions, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.
Our operations may expose us to liabilities under various environmental protection, health and safety laws and regulations. Our operations are affected by environmental protection, health and safety requirements. Recent years have been characterized by a substantial increase in the stringency and enforcement of legal provisions and regulatory requirements in these areas and the cost of compliance with such regulatory changes. Changes in laws and regulations around the world may impact use of our products or our manufacturing processes, due to environmental protection, health or safety considerations, including those related to climate change. These changes include regulations regarding the storage and handling of hazardous materials, including munitions, used in our operations. See Item 4 – Information on the Company - Governmental Regulation - Environmental, Health and Safety Regulations. Standards adopted in the future may affect us and change our methods of operation , such as those related to greenhouse gas emissions. Furthermore, some of our business licenses are for fixed periods and must be renewed from time to time. Renewal of such permits is not certain and may be made contingent on additional environmental, health and safety conditions and costs. If we were to violate or become liable under environmental, health and safety laws and regulations, including with respect to our manufacture, testing or handling of munitions and explosives, as a result of our inability to obtain permits, human error, accident, equipment failure or other causes, we could be subject to fines, costs, civil or criminal sanctions, face property damage or personal injury claims or be required to incur substantial investigation or remediation costs. These factors could cause disruptions in our operations and have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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
In addition, various parties register patents in technologies relevant to our business areas and may assert infringement claims against us. The cost of defending against infringement claims could be significant, regardless of whether the claims are valid. If we are not successful in defending such claims, we may be prevented from the use or sale of certain of our products, liable for damages and required to obtain licenses, which may not be available on reasonable terms, any of which may have a material adverse impact on our business, reputation, financial condition, results of operation and cash flow.

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

We are subject to laws and contractual obligations regarding data protection. Certain information we receive and maintain regarding our employees and third parties is subject to various local and national laws regarding privacy and data protection. Many of these laws are rapidly evolving and increasingly rigorous. In addition, we are frequently subject to contractual obligations requiring us to protect the confidential information of customers. A failure or perceived failure by us to comply with laws, industry standards or contractual obligations regarding the protection of data could subject us to enforcement actions and other litigation by customers and governmental authorities, fines, damages and negative publicity.

Other Risks Related to Our Business

Our business involves risks that may not be adequately covered by insurance. Our business involves the development and production of products and systems for government agencies and other customers around the world. These products and systems can involve new technologies that are not fully tested. We may not be able to obtain product liability or other insurance to fully cover our risks in a cost-effective manner, and the monetary amount of our insurance coverage may not fully cover the liabilities we may incur from our activities, which could be substantial and could harm our financial condition, results of operations and cash flows. In addition, conditions in the global insurance market may make it more costly to obtain adequate insurance coverage in areas such as directors and officers (D&O) liability insurance.

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

We have a major shareholder with significant influence over certain matters requiring shareholder approval. As of the date of this annual report, Federmann Enterprises Ltd. (FEL) owns approximately 44.2% of our ordinary shares, directly and indirectly. Therefore, subject to shareholder approval special majority requirements under the Israeli Companies Law - 1999, as amended (the Companies Law) and our articles of association, FEL may have significant influence over the outcome of certain matters requiring shareholder approval, including the election of directors. Michael Federmann, who serves as the chair of our board of directors, is (through entities under his control) the controlling shareholder of FEL, and he is also the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of our ordinary shares owned by FEL. See below – Item 6. Directors, Senior Management and Employees – Board Practices – Appointment of Directors and - External Directors, Item 7. Major Shareholders and Related Party Transactions – Major Shareholders and Item 10. Additional Information – Approval of Certain Transactions and – Provisions Relating to Major Shareholders.

Risks Related to Our Israeli Operations

Conditions in Israel and the Middle East may affect our operations. Political, economic and military conditions in Israel and the Middle East directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. Although the recent Abraham Accords have enhanced Israel's relations with certain countries in the Middle East, an ongoing state of hostility, varying in degree and intensity, has caused security and economic problems for Israel. Political, economic and military conditions in Israel and the Middle East could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms, other firms doing business with Israel and Israeli-owned companies operating in other countries. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. See above “Risks Related to Our Markets and Industry”. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have a material adverse effect on our business, reputation, financial condition, results of operation and cash flow.

Reduction in Israeli government spending or changes in priorities for defense products may adversely affect our earnings. The Israeli government may reduce its expenditures for defense items or change its defense priorities in the coming years. In addition, the Israeli defense budget may be adversely affected if there is a reduction in U.S. foreign military assistance. See above “Risks Related to Our Markets and Industry”. Any of the foregoing circumstances could have an adverse effect on our business, reputation, financial condition, results of operation and cash flow.

Extended periods without a stable coalition government could adversely affect the Israeli defense budget. Over the last three years Israel has undergone four elections, with the most recent election held in March 2021. This has led to frequent changes in the composition of the government and delays in adopting budgets. This also has negatively impacted the ability of the IMOD to adopt a new budget, enter into new programs and make timely payments to its suppliers. Should such extended periods of instability reoccur, it could negatively affect our operations in Israel and have a material adverse effect on our business, reputation, financial condition, results of operation and cash flow.

We may be affected by changes in Israel’s economy. From time to time Israel’s economy may experience inflation or deflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts, civil and political unrest and budgetary constraints. Israel's economy may also be affected by occurrences experienced and fiscal policies employed by other international economies, such as those in the U.S. and Europe. For these and other reasons, in the past the government of Israel has intervened in the economy employing fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. Changes in the Israeli economy, as well as policies implemented by the Israeli government could make it more difficult for us to operate our business and could have a material adverse effect on our business, reputation, financial condition, results of operation and cash flow.

Israeli government programs and tax benefits may be terminated or reduced in the future. We participate in programs of the Israel Innovation Authority and the Israel Investment Center, for which we receive tax and other benefits as well as funding for the development of technologies and products. See Item 4. Information on the Company – Conditions in Israel – Israel Innovation Authority and Investment Center Funding. If we fail to comply with the conditions applicable to these programs, we may be required to pay additional taxes and penalties or make refunds and may be denied future benefits. From time to time, the Israeli government has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available in the future at their current levels or at all.

Israeli law may delay, prevent or impact acquisition of our controlling interest. The Israeli Defense Entities Law (Protection of Defense Interests), 5766 – 2006 (the Israeli Defense Entities Law) requires Israeli government approval of an acquisition of “means of control” in Israeli defense companies such as Elbit Systems or Israeli defense companies we own or may acquire, in case a relevant order is issued by the Israeli government. Such an order may also contain additional conditions relating to the purchase or transfer of “means of control”. As of the date of this annual report, an order relating to us has yet to be issued. However, the IMOD notified us that it initiated a process under which it intends for the Israeli government to finalize and issue an order that would designate Elbit Systems and most of our Israeli subsidiaries as “defense entities” under the Israeli Defense Entities Law. Since then, several discussions have taken place between Elbit Systems and the IMOD about the terms and contents of the order. The issuance of such order could limit the ability of a potential purchaser to acquire a significant interest in our shares without the approval of the Israeli government. See also Item 4. Information on the Company – Governmental Regulation – Regulation of Israeli Defense Entities. In addition, the Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions could delay, prevent or impede an acquisition of a significant portion of our shares, even if such an acquisition would be considered beneficial by some of our shareholders.

Being a foreign private issuer exempts us from certain SEC requirements. As a foreign private issuer within the meaning of rules promulgated under the Exchange Act, we are exempt from certain Exchange Act rules and requirements that apply to U.S. public companies, including: (i) the requirement to file with the SEC quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) rules regulating the solicitation of proxies in connection with shareholder meetings; (iii) Regulation FD prohibiting selective disclosures of material information; and (iv) rules requiring insiders to disclose stock ownership and trading activities and establishing liability for profits realized from “short-swing” trading transactions (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). Because of the foregoing, our shareholders may receive less information about our company and trading in our ordinary shares by our affiliates than would be provided to shareholders of a domestic U.S. company, and our shareholders may be afforded less protection under the U.S. federal securities laws than would be afforded to shareholders of a domestic U.S. company.

We may rely on certain Israel “home country” corporate governance practices which may not afford shareholders the same protection afforded to shareholders of U.S. companies. As a foreign private issuer Elbit Systems is permitted to follow, and in certain instances (as described below) has followed, home country corporate governance practices instead of certain practices otherwise required under the Listing Rules of the NASDAQ Stock Market (Nasdaq Listing Rules) for domestic U.S. issuers. As described in Item 16G. Corporate Governance, we have previously informed Nasdaq that we elected to follow certain procedures permitted under the Companies Law instead of the Nasdaq Listing Rules, which require a listed company to obtain shareholder approval for the establishment or material amendment of an equity-based compensation plan. Under this “home country practice” exception provided in the Nasdaq Listing Rules for foreign private issuers, we could in the future elect to follow home country practices in Israel with regard to a broad range of other corporate governance matters. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq, may provide less protection than is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See Item 16G – Corporate Governance.

Many of our employees and some of our officers are obligated to perform military reserve duty in Israel. Generally, Israeli citizens and permanent residents are obligated to perform ongoing military reserve duty up to a specified age. They also may be called to active military duty at any time under emergency circumstances. These military service obligations could have a disruptive impact on our workforce.

It may be difficult to enforce a non-Israeli judgment against us, our officers and directors. We are incorporated in Israel. Our executive officers and directors and our external auditors are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce against us or any of those persons in an Israeli court a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws. It may also be difficult to effect service of process on these persons in the United States. Also, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions filed in Israel. See below – Item 4. Information on the Company – Conditions in Israel – Enforcement of Judgments.

Item 4.    Information on the Company.

Company History

Elbit Systems Ltd. is a corporation domiciled and incorporated in Israel where we operate in accordance with the provisions of the Companies Law. Our predecessor Elbit Ltd. was incorporated in Israel in 1966 as Elbit Computers Ltd. Elbit Systems was formed in 1996, as part of the Elbit Ltd. corporate demerger, under which Elbit Ltd.’s defense related assets and business were spun-off to us.

Trading Symbols, Address and Website

Our shares are traded on the Nasdaq Global Select Market (Nasdaq), under the symbol “ESLT”, and on the TASE.

Our main offices are in the Advanced Technology Center, Haifa 3100401, Israel, and our main telephone number at that address is (972)-77-2940000. Our principal offices in the United States are the headquarters of Elbit Systems of America, LLC (Elbit Systems of America) at 4700 Marine Creek Parkway, Fort Worth, Texas 76179-6969, and the main telephone number at that address is 817-234-6600.

Our website home page is www.elbitsystems.com. We make our website content available for informational purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference in this annual report.

Business Overview

Major Activities

We are an international high technology company engaged in a wide range of programs throughout the world, primarily in the defense and homeland security arenas. We develop and supply a broad portfolio of airborne, land and naval systems and products for defense, homeland security and commercial applications. Our systems and products are installed on new platforms, and we also perform comprehensive platform modernization programs. In addition, we provide a range of training and support services.

Our major activities include:

•military aircraft and helicopter systems;
•commercial aviation systems and aerostructures;
•unmanned aircraft systems (UAS);
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

Principal Market Environment

Notwithstanding the recent impact of the Covid-19 pandemic on governmental priorities worldwide, including a slow-down in the commercial aviation market, budgets for defense and homeland security have remained relatively stable in most of our markets. The recent conflict between Russia and Ukraine has resulted in calls for increased defense budgets in Europe and elsewhere, while also increasing instability in the global economy. The nature of military and homeland security requirements in recent years, including low intensity conflicts and ongoing terrorist activities, tensions with countries such as Iran, as well as increased focus on leaner but more technically advanced forces, has resulted in increasing demand for technological solutions that incorporate digital transformation, including artificial intelligence, Big Data analytics, robotics, automation and information assurance. There has also been continued demand in the areas of C4ISR systems, cyber-defense systems, network centric information systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems, unmanned surface vessels, remote controlled systems, precision munitions, vehicle survivability and protection systems, space and satellite-based defense capabilities and homeland security solutions. Moreover, there is a continuing demand for cost-effective logistic support and training and simulation services. We believe our synergistic approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in many of these areas.

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

Revenues

The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2019, 2020 and 2021:
(U.S. dollars in millions)

	2019	2020	2021
Airborne systems	$1,617	$1,650	$2,006
C4ISR systems	1,162	1,146	1,372
Land systems	1,228	1,259	1,255
Electro-optic systems	374	476	453
Other (mainly non-defense engineering and production services)	127	132	193
Total	$4,508	$4,663	$5,279

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2019, 2020 and 2021:

	2019	2020	2021
Israel	24%	24%	21%
North America	28%	32%	30%
Europe	19%	18%	17%
Asia-Pacific	23%	21%	27%
Latin America	4%	3%	2%
Others	3%	3%	2%

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

Elbit Systems of America

Elbit Systems of America, a Delaware limited liability company, and its subsidiaries, provide products and systems solutions focusing on U.S. military, homeland security, medical instrumentation and commercial aviation customers. Elbit Systems of America and its subsidiaries have operational facilities in Fort Worth, Texas, San Antonio, Texas, Merrimack, New Hampshire, Talladega, Alabama, Roanoke, Virginia, Boca Raton, Florida and De Leon Springs, Florida. Elbit Systems of America also has a 50% interest in a joint venture with Collins Aerospace, a unit of Raytheon Technologies Corp., which is engaged in the area of helmet-mounted display systems for fixed-wing military and para-military aircraft. Elbit Systems of America acts as a contractor for U.S. Foreign Military Financing (FMF) and Foreign Military Sales (FMS) programs. See below “Governmental Regulations – Foreign Military Financing”. Each of Elbit Systems of America’s operational facilities has engineering and manufacturing capabilities. Elbit Systems of America’s manufacturing facilities in Alabama, Texas, New Hampshire, Virginia and Florida also have significant maintenance and repair capabilities. See below “Manufacturing” and “Customer Satisfaction and Quality Assurance”.

Elbit Systems of America, Elbit Systems and intermediate Delaware holding company subsidiaries are parties to a Special Security Agreement (SSA) with the DoD. The SSA provides the framework for controls and procedures to protect classified information, controlled unclassified information and export-controlled data. The SSA allows the Elbit Systems of America companies to participate in classified U.S. government programs even though, due to their ownership by Elbit Systems, the Elbit Systems of America companies are considered to be under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of Elbit Systems of America’s board of directors was permanently established to supervise and monitor compliance with Elbit Systems of America’s export control and national security requirements. The SSA also requires Elbit Systems of America’s board of directors to include outside directors who have no other affiliation with the Company. Elbit Systems of America’s board of directors also includes an officer of Elbit Systems of America and up to two inside directors, who have other affiliations with the Company. The SSA requires outside directors and officers of the Elbit Systems of America companies who are directors, and certain other senior officers, to be U.S. resident citizens and eligible for DoD personnel security clearances.

In April 2021, Elbit Systems of America concluded the acquisition of Sparton Corporation (Sparton), a supplier of systems supporting undersea warfare for the U.S. Navy and allied military forces. A subsidiary of Elbit Systems of America and Sparton, Sparton De Leon Springs, LLC (Sparton De Leon Springs) is a party to and operates under a proxy agreement to which Elbit Systems of America, Elbit Systems and the DoD are also parties. The proxy agreement is necessary because Sparton De Leon Springs produces sonobuoys, which support the U.S. Navy’s anti-submarine warfare efforts and require additional protection from a U.S. national security perspective. Under the proxy agreement, three independent proxy holders, who have no prior affiliation with Sparton De Leon Springs, Elbit Systems or Elbit Systems of America, govern the affairs of Sparton De Leon Springs and monitor compliance with the U.S. government’s export control and national security requirements. The Proxy Holders and certain senior officers of Sparton De Leon Springs must be resident U.S citizens and eligible for DoD personnel security clearances.

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

Elop. Based in Rehovot, Israel, Elbit Systems Electro-Optics Elop Ltd. (Elop) designs, engineers, manufactures and supports a wide range of electro-optic and laser systems and products mainly for defense, space and homeland security applications for customers worldwide.

ELS. Headquartered in Ramat HaSharon, Israel, Elbit Systems Land Ltd. (ELS) is engaged in the design and manufacture of land-based systems and products for armored and other military vehicles, artillery and mortar systems.

IMI. Headquartered in Ramat HaSharon, Israel, IMI Systems Ltd. (IMI) is engaged in the design and manufacture of a wide range of precision munitions for land, air and sea applications and guided rocket systems, as well as armored vehicle and other platforms survivability and protection systems for defense and homeland security applications.

Mergers, Acquisitions and Divestitures

Part of our growth strategy includes our continued activity in mergers and acquisitions and joint ventures with respect to businesses, assets and complementary technologies both in Israel and internationally. The Company’s structure often enables us to benefit from the synergy of our overall capabilities while at the same time allowing us to focus on local requirements.

During 2021 and the beginning of 2022, we continued to invest resources in these activities including investing in, and the acquisition of, companies and businesses, primarily in Israel and North America. This included, among others, the acquisition by Elbit Systems of America of Sparton (see above – “Subsidiary Organizational Structure –
Elbit Systems of America”) and the acquisition of BAE Systems Rokar International Ltd., an Israeli-based company specializing in the development, manufacture, integration and support of high-end GPS receivers and guidance systems for advanced defense applications. See Item 18. Financial Statements - Notes 1D and 6. Both acquisitions were part of our long-term growth strategy. We continue to actively pursue acquisition and investment opportunities that meet our strategic goals and acquisition criteria in key markets.

In addition, we engaged in divestiture activities of certain non-material businesses, such as the sale by Elbit Systems UK Ltd. of the Power and Control business of its subsidiary Ferranti Technologies Ltd. We continue to evaluate our holdings and from time to time pursue divestiture of businesses that are not considered to be core to our strategy.

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

Military Aircraft and Helicopter Systems. Our portfolio of military aircraft and helicopter systems includes advanced airborne systems and products that enhance operational capabilities and extend aircraft life cycles, ranging from a single sensor to an entire cockpit avionics suite. We integrate our systems on fixed and rotary-wing, eastern and western, new and mature aircraft. Under our fixed-wing aircraft and helicopter upgrade programs, we integrate advanced electronic, communication, navigation, electro-optic and EW systems, such as integrated flight deck systems, mission management computers, displays, digital maps and digital recorders, head-up displays, airborne intelligence gathering systems, precision guidance systems, aircraft structural components, nano-satellites and a range of aircraft tactical, virtual, appended and embedded trainers and simulators. We also design and supply advanced helmet-mounted systems, including helmet-mounted displays for fixed-wing aircraft and rotary-wing aircraft pilots. We support life cycle extension of our customers’ fleets and supply logistic support services for airborne platforms, including repair and maintenance centers, spare parts, training and operation of flight schools.

Commercial Aviation Systems and Aerostructures. Our portfolio of commercial aviation systems includes a range of systems and products for the commercial and business aviation market that are employed on fixed-wing aircraft and commercial helicopters. Our commercial aviation systems in the business aviation, commercial helicopter and air transport areas include full avionic suites, enhanced flight vision products and various other avionics products such as display, communication and flight management systems. In addition, we provide aerostructure products such as pressurized and non-pressurized doors, composite beams and winglets.

UAS (Unmanned Aircraft Systems). Our portfolio of unmanned aircraft systems includes integrated UAS (sometimes referred to as remote piloted vehicles, or RPVs) in various categories for a range of applications as well as UAS training systems. The systems include airborne platforms, ground control stations, communications systems and various payloads, including stabilized electro-optic, electronic intelligence (ELINT) and communications intelligence (COMINT) payloads that can be adapted for various types of UAS. We perform development, supply, lease and support services and training activities relating to UAS.

Electro-Optic and Countermeasures Systems. Our portfolio of electro-optic and countermeasures systems includes a range of electro-optic-based solutions including forward looking infrared (IR) systems for night observation, laser range-finders and laser designators, stabilized payloads, electro-optic-based intelligence, surveillance and reconnaissance (ISR) systems, directional IR countermeasure systems as well as multiple vision-enhancing solutions for military forces using image intensifier tubes and systems. We also supply panchromatic and multi-spectral cameras and telescopes for space applications. In the homeland security area our electro-optic products and systems include surveillance systems, safe city projects, facility perimeter security products, electronic fences and high-power laser systems and solutions.

Naval Systems. Our portfolio of systems and products for naval applications include unmanned surface vehicles, naval EW systems, underwater acoustic systems, shipboard combat management systems, naval weapons stations, naval communications systems, anti-submarine warfare sonobouys, munitions for naval vessels and naval training systems.

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

Munitions. Our munitions portfolio includes a diverse range of advanced munitions for defense and homeland security forces, including precision guided rockets, long-range precise air-to-ground missiles, high-penetration bombs and an array of high performance ammunition solutions for artillery, tanks and mortars. We also manufacture a full range of small-caliber ammunition for the defense, homeland security and law enforcement markets. In addition, we produce chaff and flare products to protect aircraft against the threat of air-to-air and anti-aircraft heat-seeking missiles.

C4I and Cyber Systems. Our portfolio of C4I and cyber systems includes a range of C4I and cyber intelligence systems providing networked combat solutions catering to all types of military combatants as well as to intelligence agencies, homeland security forces, law enforcement agencies and first responders. We provide a range of C4I battle management systems, soldier-mounted systems and radio and communications systems utilizing our cloud-based open architecture platform, interoperable with a variety of applications and connecting all elements on the network. Our portfolio of systems and products in the C4ISR area includes digital army “system of systems” for net-centric connectivity throughout a multi-domain battlefield, battle management systems, observation and ground reconnaissance systems, ruggedized computing for platforms and soldiers, software design kits for mapping capabilities, ground smart display units, military IT systems, autonomous solutions and tactical battle company training systems. In the cyber intelligence area we supply a comprehensive suite of solutions providing real-time and actionable intelligence to the operational field. Our communications portfolio includes secured HF, VHF and UHF radio and communication systems and products, software-defined radios, integrated radio communication systems, satellite-on-the-move solutions and data link solutions. In the homeland security area, we supply integrated land and coastal border C4I surveillance systems, broadband communication systems, cyber intelligence solutions, border control systems, safe and smart city solutions, emergency and first responders communications systems and homeland security and emergency response training and simulation systems.

EW and SIGINT Systems. Our portfolio in the EW and SIGINT areas includes protection, intelligence and communications solutions for a range of military applications. We offer EW self-protection suites, including radio frequency, radar warning receivers and laser warning systems, for all airborne platform types. We also offer IR-based missile warning systems for advanced combat aircraft, as well as for other fixed-wing and rotary-wing platforms, and electronic support measures solutions for threat identification. We also provide SIGINT systems for tactical and strategic intelligence gathering including ELINT and electronic countermeasures for naval, ground and airborne applications, COMINT and communication jamming systems, counter-improvised explosive devices jamming systems for ground forces and cyber protection capabilities. We also supply radar solutions. In addition, we produce counter-drone systems, and we develop command and control systems and simulators for anti-ballistic missiles.

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

Property, Plant and Equipment

Facilities Owned or Leased by the Company (square feet)

	Israel(1)	U.S.(2)	Other Countries(3)
Owned	2,519,508	759,445	1,039,287
Leased	6,772,688	1,176,332	604,674
(1)Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

(2)Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, Florida, Alabama and Virginia. The facilities in New Hampshire, Florida and Alabama are located on owned land totaling approximately 109 acres. In addition, there is a 711,000 square feet ground lease in Texas. In 2021, Elbit Systems of America acquired Sparton. which owns a 178,500 square feet facility in Florida and leases two facilities in Pennsylvania and Illinois, of 62,400 square feet. Universal Avionics Systems Corporation's facilities are located in Arizona, Washington and Georgia, of which 166,000 square feet are owned and 83,000 are leased.

(3)Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America and Asia-Pacific.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $160 million. We believe that our current facilities are adequate for our operations as now conducted.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products, as well as certain technologies and services. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2021, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense and dual use products, as well as defense-related technical data and defense services to Israel and other countries, is subject to applicable authorizations of the U.S. government, typically under the U.S. International Traffic in Arms Regulations (ITAR) and the U.S. Export Administration Regulations (EAR). Such approvals may be in the form of export and import licenses, as well as technical assistance agreements (TAAs) or manufacturing license agreements (MLAs) for transfers of technical data and performance of defense services. This also applies to any other U.S. entities who export defense products or military related services and technology to our Israeli and other non-U.S. entities, to perform work for U.S. programs or to work with U.S. contractors in third countries. Employment of Israeli nationals assigned to work in defense-related technical areas by our U.S. affiliated companies is also subject to licensing requirements. Applications for export authorizations require disclosure of information regarding the intended sales and users of the applicable hardware, software or technology. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Our business also is affected by other governments’ export regulations, including with respect to end user restrictions of our suppliers’ governments.

Regulation of Israeli Defense Entities

The Israeli Defense Entities Law establishes conditions for the approval of an acquisition or transfer of “means of control” of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” is to occur through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Minister of Finance. No such order for Elbit Systems has been issued as of the date of this annual report. However, in the first quarter of 2021, the IMOD notified us that it initiated a process under which it intends for the Israeli government to finalize and issue an order that would designate Elbit Systems and most of our Israeli subsidiaries as “defense entities” under the Israeli Defense Entities Law. Since then, several discussions took place between Elbit Systems and the IMOD about the terms and contents of the order.

Orders to be issued under the Israeli Defense Entities Law may establish various conditions and restrictions. It is anticipated that in the case of a publicly traded company such as Elbit Systems, Israeli government approval will be required for acquisition of a specific percentage of shares or voting rights that would constitute “means of control” under the law. “Means of control” for this purpose could include, for example, the right to vote a specified percentage of shares at a shareholders’ meeting or to appoint a director. Orders relating to “defense entities” are also anticipated to, among other matters: (1) impose restrictions on the ability of non-Israeli resident citizens to hold means of control or to be able to “substantially influence” “defense entities”; (2) require that senior officers of “defense entities” have appropriate Israeli security clearances; (3) require that a defense entity’s headquarters be in Israel; (4) subject a defense entity’s entering into certain joint ventures and mergers and transferring certain technology or means of manufacturing, to the approval of the IMOD; and (5) require “defense entities” to maintain certain domestic production and development capacities.

As a condition to our acquisition of IMI in 2018, the Israeli government issued an order that requires Israeli government approval in the event of a sale of a controlling interest in IMI.

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

Foreign Military Financing (FMF). Elbit Systems of America participates in United States FMF programs. These programs require countries, including Israel, receiving military aid from the United States to use the funds to purchase products containing mainly U.S. origin components. In most cases, subcontracting under FMF contracts to non-U.S. entities is not permitted. As a consequence, Elbit Systems of America generally either performs FMF contracts itself or subcontracts with U.S. suppliers. The U.S. government may authorize the IMOD to utilize a portion of the FMF budget under the United States Subcontracting Procurement (USSP) channel. In such cases, companies such as Elbit Systems or our Israeli subsidiaries, who are acting as the Israeli prime contractor to the IMOD under the NIS-funded portion of an IMOD program, are authorized to negotiate and enter into a subcontract directly with a U.S. supplier. However, payment of the funds under a USSP channel subcontract is administered by the IMOD Purchasing Mission to the U.S. The scope of such USSP channel authorization has decreased in recent years, requiring that the funds be used in U.S. dollars. However, we believe our U.S. subsidiaries, which are U.S. operating companies, are well positioned to engage in U.S. dollar funded FMF programs. Elbit Systems of America also participates in U.S. Foreign Military Sales (FMS) programs.

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

Anti-Bribery/Corruption Regulations. We conduct operations in a number of markets that are considered high risk from an anti-bribery/anti-corruption compliance perspective. Laws and regulations such as the Israel Penal Code, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and corresponding legislation in other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process. Israeli defense exporters, such as Elbit Systems, are required to maintain and follow an anti-bribery/corruption compliance program.

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

Environmental, Health and Safety Regulations. We are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions in which we have operations. This includes regulations relating to air, water and ground contamination, hazardous waste disposal and other areas with a potential environmental, health or safety impact. During 2021 and the beginning of 2022, our operations were also subject to national, state and local regulations relating to protecting against the Covid-19 pandemic.

Industrial Participation/Offset

As part of their standard contractual requirements for defense programs, several of our customers include “Industrial Participation” or “offset” provisions. These provisions are typically obligations to make, or to facilitate third parties to make, various specified transactions in the customer’s country, such as procurement of defense and commercial products, investment in the local economy, collaborations with academic institutions and transfer of know-how. For further information about Industrial Participation/ offset obligations, see Item 5. Operating and Financial Review and Prospects – Off-Balance Sheet Transactions.

Financing Terms

Types of Financing. There are several types of financing terms applicable to our contracts. In some cases, we receive progress payments related to our progress in performing the contract. Sometimes we receive advances from the customer at the beginning, or during the course, of the project, and sometimes we also receive milestone payments for achievement of specific milestones. In some programs we extend credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that we finance all or part of the project’s costs for various periods of time. Financing arrangements may extend beyond the term of the contract’s performance. In some cases, third parties, such as banks that provide financing to our customers in connection with our programs, have certain types of recourse to us in the event of a default in payment by our customers under their obligations to the financing banks. When we believe it is necessary, we seek to protect all or part of our financial exposure by letters of credit, insurance or other measures, although in some cases such measures may not be readily available.

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

Performance Guarantees. A number of projects require us to provide performance or product (warranty) guarantees in an amount equal to a percentage of the contract price. In certain cases we also provide guarantees related to the performance of Industrial Participation/ offset obligations. Some of our contracts contain clauses that impose penalties or reduce the amount payable to us if there is a delay or failure in performing in accordance with the contract or the completion of a phase of work, including in some cases during the warranty period. These types of guarantees may remain in effect for a period of time after completion of deliveries under the contract. Such guarantees are customary in defense transactions, and we provide them in the normal course of our business. See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank and Other Financial Institution Guarantees.

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

Intellectual Property

Patents, Trademarks and Trade Secrets. We own hundreds of active patent families including patents and applications registered or filed in Israel, the United States, the European Patent Office and other jurisdictions. We also hold dozens of living trademark families relating to specific products. A significant part of our intellectual property assets relates to unique applications of advanced software-based technologies. Some of these applications are protected by patents, and others are considered as our trade secrets and proprietary information. We take a number of measures to safeguard our intellectual property against infringement as well as to avoid infringement of other parties’ intellectual property. For risks related to our intellectual property see Item 3. Key Information – Risk Factors – Risks Related to Legal and Regulatory Requirements.

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

Licensing. There are relatively few cases where we manufacture under license. Such licenses typically apply to the use of technologies that are the result of collaboration with academic institutions or where we are manufacturing another company’s product in accordance with that company’s specifications. In such cases, the licensor typically is entitled to royalties or other types of compensation. In some cases where we have acquired business lines we obtain a royalty-free license to use the applicable technology for specified applications. We also obtain licenses to use software tools in our engineering and development activities and utilize open source software licenses in projects where such use is appropriate. Occasionally, we license parts of our intellectual property to customers or business partners as part of the requirements of a particular contract. We also sometimes license technology to other companies for specific purposes or markets, such as the right to manufacture certain components of our products or the right to use certain of our intellectual property relating to operation and adaptation of our training and simulation systems. Due to the growing trend of a number of governments to require work with their local industries, such licensing has become more prevalent.

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

Our R&D projects relate to defense, homeland security and commercial applications. We perform R&D projects to produce new systems for the IMOD and other customers. These projects give us the opportunity to develop and test emerging technologies. We develop tools for fast prototyping for both the design and development process. Fast prototyping permits the operational team members to effectively specify requirements and to automatically transfer them into software code. We also are engaged in long-term investments in science and technology infrastructure and building blocks, often in collaboration with academic bodies. We employ thousands of software, hardware and systems engineers. In addition, most of our program and business line managers have engineering backgrounds. Approximately 50% of our total workforce is engaged in technology-related functions, including research, development and engineering.

Our companies in Israel have collectively been awarded the Israel Defense Prize 30 times, recognizing extraordinary contributions to defense technological innovations.

Our customers, the Israel Innovation Authority in the Ministry of Economy and Industry (formerly the Office of Chief Scientist) and other R&D granting authorities sometimes participate in our R&D funding for our Israeli-based companies. Some of our subsidiaries outside of Israel receive funding of certain of their R&D activities from their respective governments or customers. We also invest our own funds in research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2019, 2020 and 2021.

(U.S. dollars in millions)	2019	2020	2021
Total Investment	$368.7	$428.2	$447.9
Less Participation*	(36.9)	(68.5)	(52.8)
Net Investment	$331.8	$359.7	$395.1

*See above “Governmental Customers' Rights in Data” and see below – “Conditions in Israel – Israel Innovation Authority and Investment Center Funding”.

Manufacturing

We manufacture and assemble our systems and products at our operational facilities in Israel, the U.S., Europe, Brazil and Australia and at the facilities of certain of our subsidiaries in other countries. These facilities contain warehouses, electronic manufacturing areas, mechanical workshops, final assembly and test stations with test equipment. We also have supporting infrastructure including fully automated surface mount technology lines and clean rooms for electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply. We are in the process of integrating new manufacturing execution systems across our manufacturing plants, to enhance optimization, controlled decision making and Industrial Internet Of Things implementation. A number of our manufacturing activities are provided on a shared services basis by several of our in-house centers of excellence.

As part of our global Environmental, Social and Governance (ESG) strategy, we conduct environmentally friendly manufacturing activities and ongoing measurements to reduce electricity, water and fuel consumption. We invest in technological solutions in our manufacturing processes that support environmental protection, such as the type of energy utilization and choice of components and materials. Utilizing extensive monitoring activities during the Covid-19 pandemic, we were able to maintain manufacturing continuity, keeping employees safe while following governmental regulations.

We also manufacture and assemble composite materials, metal parts and machinery. One of our Israeli subsidiaries has a high technology semiconductor manufacturing facility where it performs electronic integration and assembly of thermal imaging detectors and laser diodes. We also manufacture and repair test equipment.

We manufacture commercial avionics and aircraft components, as well as perform maintenance, repair and overhaul at our U.S. FAA-registered facilities in the U.S., Europe and Israel. We also manufacture medical equipment at U.S. FDA-registered facilities in the U.S.

Seasonality
Although revenues may sometimes increase towards the end of a fiscal year, no material portion of the Company’s business is considered to be seasonal. The timing of revenue recognition is based on several factors. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.

Supply Chain

We conduct supply chain activities that consist of procurement, logistics and planning at most of our operational facilities. We use a “hybrid” operating model that combines global procurement categories management as well as unified global logistics and planning strategies throughout the Company's facilities around the world. This model facilitates levering economies of scale, develops centers of excellence and reduces supply chain cycle times and risks. We generally are not dependent on single sources of supply. We use supplier performance and risk management tools, monitor suppliers' on-time delivery and quality and encourage them to continuously improve their performance. We source our materials and manage our inventory according to project requirements (“make to project”). In some projects, specific subcontractors are designated by the customer. The raw materials we use are generally available from a range of suppliers internationally. The costs of transportation and some of the raw materials have experienced greater volatility during the Covid-19 pandemic than has historically been the case. We monitor the on-time delivery and the quality of our supply chain and encourage them to continuously improve their performance. We also require our supply chain to adhere to our Supplier Code of Conduct and to comply with a range of procurement compliance standards, including those relating to the avoidance of human trafficking, counterfeit parts and conflict minerals.

Customer Satisfaction and Quality Assurance

We invest in continuous improvement of processes, with emphasis on prevention of deficiencies, to achieve customer satisfaction throughout all stages of our operations. This includes development, design, integration, manufacturing and services for software and hardware, for the range of our systems and products. We measure our customers’ satisfaction and feedback annually, using unified questionnaires. Our quality teams are involved in assuring compliance with processes and administrating quality plans. These activities begin at the pre-contract stage and continue through the customer’s acceptance of the product or services.

We also use project management methods such as Kaizen and Lean and are enhancing and expanding such processes on an ongoing basis. Our processes are based on a cutting edge tool case and CAD-CAM tools. This infrastructure, together with well-defined development methodology, application life cycle management tools as well as various management methods and applications, assists us in providing high quality and on-time implementation of projects. We are advancing in the process of implementing a new ERP system, with a goal of consolidating uniform best practices for quality and operations across the organization. As part of the ERP ecosystem, we are in the process of adapting and implementing a new Manufacturing Execution System (MES), to enhance our production efficiency, as well as “Industry 4.0” readiness. We also maintain applicable certifications for our information technology systems.

All Israeli operational sites are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100 (certified for revision D and compliant to AQAP requirements), AS9115 for software, ISO-14001, ISO-45001, FAA Part 145 and European Aviation Safety Agency (EASA) Part 145 for maintaining civil products and Part 21 G for production of civil products. All of our operational sites in Israel are also certified for ISO-27001 (Information Security Management System) and for ISO-27032 and ISO-27035 for cyber security. Representatives of our customers generally test our products before acceptance. A number of our customers have authorized us to conduct acceptance testing of our products on their behalf.

Quality certifications applicable to defense products of Elbit Systems of America’s operating units include certifications for CMMI Level 3 of the SEI, ISO-9001, AS9100 (certified for revision D) and compliance with NATO AQAP requirements. In the area of commercial aviation Elbit Systems of America’s operating units hold AS9110 (certified to rev. C) for Aviation Maintenance Organizations and NLD-MAR-145, DCMA 8210.1C, EASA-145 certification as well as a variety of FAA Supplemental Type Certifications (STCs) including FAA Part 21 approval and FAA Part 145 approved repair stations. In the medical equipment area, Elbit Systems of America is certified for ISO-13485:2016, is registered with the FDA as a GMP manufacturer and is FDA-compliant with Quality Systems Regulations 21 CFR Parts 820, 803 and 806.

Service and Warranty

We instruct our customers on the proper maintenance of our systems and products. In addition, we often offer training and provide equipment to assist our customers in performing their own maintenance. When required, support may be provided by a local support team or by specialists sent from our facilities. We also provide performance-based logistics services and operation of flight school fleets.

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

In the U.S., generally Elbit Systems of America leads our sales and marketing activities from its facilities throughout the U.S. Elbit Systems of America operates under a Special Security Agreement, and a subsidiary of Elbit Systems of America (Sparton De Leon Springs) operates under a proxy agreement, both of which allow Elbit Systems of America and its subsidiaries to work on certain classified U.S. government programs. See above “Subsidiary Organizational Structure – Elbit Systems of America.” Our subsidiaries in other countries typically lead the marketing activities in their home countries, often assisted by marketing and business development personnel based in Israel.

Over the past several years, we have entered into cooperation agreements with defense contractors, platform manufacturers and other companies in Israel, the United States, Europe, Latin America, Asia-Pacific and certain other markets. These agreements provide for joint participation in marketing and performance of a range of projects around the world. In other situations, we actively pursue business opportunities as either a prime contractor or a subcontractor, usually together with local companies. We often enter into cooperation agreements with other companies for such opportunities.

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

Competitors in the sale of some of our products to the government of Israel include Israel Aerospace Industries and Rafael Advanced Defense Systems among others. Outside of Israel, we compete in a number of areas with major international defense and homeland security contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Boeing, Lockheed Martin, Northrop Grumman, Raytheon, General Dynamics, BAE Systems, L-3 / Harris, Thales, Airbus, Leonardo, Saab, Textron, Teledyne Technologies, AeroVironment, Rohde & Schwarz, Rheinmetall, Kongsberg, Safran, Hensoldt, CMC, CAE, Aselsan, Bharat Electronics, Cubic and Cognyte. Many of these competitors have greater financial, marketing and other resources than we do. We also compete in the worldwide defense and homeland security markets with numerous smaller companies. In certain cases we also engage in strategic cooperative activities and in specific projects with some of our competitors, such as original equipment manufacturers (OEMs) in the U.S. and Europe.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customers during the last three years were the IMOD, which accounted for 15% in 2019, 21% in 2020 and 18% in 2021, and the U.S. government, which accounted for 18% in 2019, 22% in 2020 and 21% in 2021.

Environmental, Social and Governance (ESG) Practices

Policy. We place importance on ESG practices, including environmental, health and safety (EHS); corporate governance, ethics and anti-corruption; fair labor practices and human rights; supply chain compliance; and social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing responsible and ethical business practices. Our ESG policies are overseen by our board of directors (Board) and managed by our senior management. We establish multi-year ESG-related goals. Our ESG activities support our involvement as active members in leading sustainability and ethics organizations. We publish a bi-annual ESG - Sustainability Report, available on our website, detailing our ESG-related activities, including our progress towards achieving ESG-related goals.

Environmental, Health and Safety Compliance. As part of our overall ESG policy, we are committed to leading environmental, health and safety standards in all aspects of our operations. This includes all regulatory requirements as well as compliance with ISO-14001 and ISO-45001 standards. We also conduct a number of measures on an ongoing basis to promote environmentally friendly operational practices and address climate change goals, including measures to reduce electrical, fuel, water and paper consumption, to increase recycling and to incorporate environmental protection measures in our manufacturing processes (see “Manufacturing” above). Among our various activities in 2021, we launched a collaboration with S'energy Renewable Energy for the installation and management of power generation and energy storage units at several of our sites in Israel in order to increase the volume of electricity generated from renewable energy and improve energy consumption management. We also increased the number of our hybrid and electrical vehicles used by the Company and our employees.

We utilize a global EHS management system and internal audits and surveys to address risk analysis, regulatory compliance and policy updates. In 2021, we participated for the second time in the Carbon Disclosure Project and published for the second time an EHS report summarizing key elements of our EHS compliance activities, which is available on our website. There are no material environmental issues that prevent the Company from using our facilities or materially affect our ongoing activities.

Corporate Governance, Ethics and Anti-Corruption. We conduct our business activities and develop Company policies based on a firm commitment to ethical practices and corporate governance best practices. Our Board complies with leading corporate governance practices as set forth in Board committee charters published on our website. We also promote gender diversity among our Board members and have adopted a policy of having at least 25% gender-diverse members on our Board. We also have a dedicated process for risk management that is coordinated with our Audit and Financial Statements Review Committee and our Board.

In addition to our Code of Business Conduct and Ethics (Ethics Code) (see Item 16.B) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating a range of policies and procedures. This includes the anti-bribery/corruption area where we have a policy of zero tolerance for corruption. Our anti-bribery/corruption compliance program also includes a number of elements such as whistleblower and investigation processes, contractual requirements, due diligence, ongoing organization-wide as well as function-focused training, record keeping and enforcement. We also expect our supply chain and Industrial Participation/ offset transactions to follow ethical practices (see “Supply Chain Compliance” below). Our Ethics Code, Whistleblower and Investigations Procedure, Anti-Bribery and Corruption Compliance Policy, Procedure on Anti-Bribery and Corruption Due Diligence, Business Entertainment and Gifts Policy and Supplier Code of Conduct are published on our website. We are active in a number of international organizations relating to ethics and compliance.

Fair Labor Practices and Human Rights. Our ESG policy addresses fairness and transparency in our workforce, and we promote and implement fair labor practices and employees' human rights throughout our organization. Our Human Rights Statement, which was adopted by our Board in May 2021, is published on our website. We respect data privacy relating to our employees. We act to prevent sexual harassment and workplace bullying. We also implement non-discriminatory hiring and promotion practices and actively pursue gender diversity in our workforce. In addition, we promote transparency with our employees regarding our labor and management practices, including a number of measures adopted to protect the health and safety of our workforce during the Covid-19 pandemic.

Compliance with the Convention on Cluster Munitions. All of our activities in the area of munitions, including those of IMI, are in compliance with the international Convention on Cluster Munitions that entered into force in August 2010.

Supply Chain Compliance. Our policy is to follow leading ESG practices in relation to our supply chain. Our suppliers are required to commit to our Supplier Code of Conduct, which is published on our website, that addresses supply chain compliance issues such as fair labor practices, combating human trafficking, ethics and anti-corruption, avoidance of conflicts of interests, non-use of conflict minerals, cyber security and prevention of counterfeit parts. Our Supplier Code of Conduct also provides a whistleblower mechanism for current and potential members of our supply chain. Our Industrial Participation/ offset activities also are conducted in accordance with our supply chain compliance policies and procedures.

Community-Related Activities. Our ESG policy encourages the voluntary efforts of our Company entities and employees who donate their time and efforts in the support of members of our communities who are in need. In this regard, we give priority to initiatives that promote educational advancement in less developed communities, particularly in the technology sectors. We also focus on initiatives that encourage greater numbers of women to engage in engineering-related careers. We promote numerous other community support activities, including involvement on a national level in major charitable organizations in Israel and the U.S. In 2021, we adapted a number of activities in order to continue community support during the Covid-19 pandemic.

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

Israel Innovation Authority and Investment Center Funding. The government of Israel, through the Israel Innovation Authority (IIA) in the Ministry of Economy (formerly the Office of the Chief Scientist) and the Israel Investment Center (the Investment Center), encourages research and development projects oriented towards export products and participates in the funding of such projects as well as company investments in manufacturing infrastructures. Our Israeli companies receive IIA funding through various channels, such as transfer of knowledge from an academic institution for a product, bi-lateral product development and innovative product development. Our companies participating in such development of products usually pay the Israeli government a royalty at various rates, and such funding is typically subject to a number of conditions. See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Government Funding of Development. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates in the funding of the development effort. The Investment Center promotes Israeli export products and increased industrialization of peripheral areas through investment in industrial infrastructure. The Investment Center either provides grants for qualified projects or provides tax benefits for qualified industrial investments by Israeli companies.

Israeli Labor Laws. Our employees in Israel are subject to Israeli labor laws. Some employees are also affected by provisions of collective bargaining agreements. These labor laws and collective bargaining agreements concern, inter alia, employment terms (such as working hours, minimum wages, pension and social rights, annual leave, sick leave, parental rights, work related accidents etc.), procedures and conditions for dismissal, employment of temporary or external workforce and other conditions of employment.

Severance Pay. Under Israeli law, our Israeli companies are required to make severance payments to terminated Israeli employees. The severance reserve is calculated based on the employee’s last salary and period of employment. A portion of the severance pay and pension obligation is covered by payment of monthly premiums to insurance companies/ policies under approved plans and to pension funds. The deposits presented in the balance sheet include profits accumulated to the balance sheet date. However, Elbit Systems and our Israeli subsidiaries have entered into agreements with some of our employees implementing Section 14 of the Severance Payment Law, relating to the treatment of severance pay. See Item 18. Financial Statements – Note 2R and 17.

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2021, the payments to the National Insurance Institute were equal to approximately 19.6% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 61.2%, and the employer contributes approximately 38.8%.

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

We recognize revenues for each of the identified performance obligations when our customer obtains control of the products or services. The assessment of when the customer obtains control involves significant judgments, including, inter alia, whether there is an alternative use for a product, the contract terms, assessment of the enforceable rights for payments, and technical or contractual constraints. As a practical expedient we may occasionally account for group of performance obligations or contracts collectively, as opposed to individually by using the "portfolio approach" or the "series of distinct goods and services" method. Under the "portfolio approach" practical expedient, the Company may combine individual performance obligations, if the goods or services of the individual performance obligations have similar characteristics and the Company reasonably expects that the effect on the financial statements of applying this guidance would not defer materially from applying the guidance to the individual contracts or performance obligations within that portfolio. In addition, as a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of control is less than one year.

For most of our long-term contracts, where our performance does not create an asset with an alternative use, we recognize revenue over time as we perform because of continuous transfer of control to the customer. This continuous transfer of control to the customer is supported by the governing law or clauses in the contract that typically allow the customer control in the work-in-process as evidenced either by contractual termination clauses or by our rights to payment for work performed to date plus a reasonable profit for products or services that do not have an alternative use to the Company.

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

Service revenues include contracts primarily for the provision of supplies and services other than those associated with activities related to the design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which is distinct from a design, development or products delivery contract. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the contract is performed. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, “stand ready” type maintenance contracts, training and similar activities. Revenues from service contracts or performance obligations were less than 10% of total revenues in each of the fiscal years 2021, 2020 and 2019. For additional information see Item 18. Financial Statements – Note 2S.

Business Combinations

In accordance with ASC 805, “Business Combinations”, we allocate the purchase price (including estimated fair value of contingent consideration at the date of acquisition) of acquired businesses and companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research & development (IPR&D) and non-controlling interest, based on their estimated fair values. Determining such values requires management to make significant estimates and assumptions, especially with respect to intangible assets. See Item 18. Financial Statements –Note 2E for additional information.

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable property, plant and equipment and intangible assets, are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant and Equipment Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. During the years ended December 31, 2019, December 31, 2020 and December 31, 2021, no material impairment of long-lived assets was identified. See Item 18. Financial Statements – Notes 1D and 2P for additional information.

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

Performing the goodwill impairment test requires judgment, including how we define reporting units and determine their fair value. We consider a component of our business to be a reporting unit if it constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. We estimate the fair value of each reporting unit using a discounted cash flow methodology that requires significant judgment. Forecasts of future cash flows are based on our best estimate of future sales and operating costs, based primarily on existing backlog, expected future contracts, contracts with suppliers, labor agreements and general market conditions.We prepare cash flow projections for each reporting unit using a five-year forecast of cash flows and a terminal value based on the Perpetuity Growth Model. The five-year forecast and related assumptions are derived from the most recent annual financial forecast for which the planning process commenced in our fourth quarter. The discount rate applied to our forecasts of future cash flows is based on our estimated weighted average cost of capital and includes factors such as the risk-free rate of return and the return an outside investor would expect to earn based on the overall level of inherent risk. The determination of expected returns includes consideration of the beta (a measure of risk) of traded securities of comparable companies. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. For each of the three years ended December 31, 2021, no material impairment of goodwill was identified. See Item 18. Financial Statements - Note 2P for additional information.

In 2020 and 2019, we wrote off impairment of approximately $4.4 million and $3.7 million, respectively, as a result of revaluation of investments in affiliated companies. In 2021, no impairment was identified. See Item 18. Financial Statements - Notes 2I and 6 for additional information.

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

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 “Income Taxes” guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2019, 2020 and 2021, certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Elbit Systems and certain of our Israeli subsidiaries are undergoing tax audits by the Israeli Tax Authority. As of December 31, 2021, the provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcomes will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made. See Item 18. Financial Statements - Notes 2V and 18.

Stock-Based Compensation Expense

We account for equity-based compensation in accordance with ASC 718 “Compensation - Stock Compensation” (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options, cash-based awards linked to the share price and our 2018 Phantom Bonus Retention Plan, based on estimated fair values. See Item 18. Financial Statements - Notes 2Y and 22. As of the date of this annual report our directors have not received any equity-based compensation.

Post-employment Benefits Liabilities

We have several post-employment benefit plans. The plans are funded partly by deposits with insurance companies, financial institutions or funds managed by a trustee. The plans are classified as defined contribution plans and as defined benefit plans.

Some current and former employees of the Company's subsidiaries, located mainly in Israel and in the U.S., have defined benefit pension plans for their retirement, which are maintained by the Company. Generally, according to the terms of the plans, as stated, the employees are entitled to receive pension payments based on, among other things, their number of years of service (in certain cases up to 70% of their last base salary) or computed, in certain cases, based on a fixed salary. In addition, some employees of a subsidiary in Israel are entitled to early retirement if they meet certain conditions, including certain age and seniority levels at the time of retirement.

We recognize on a plan-by-plan basis the net funded status of our post-retirement benefit plans under U.S. GAAP as either an asset or a liability on our consolidated balance sheets. The funded status represents the difference between the fair value of each plan’s assets and the benefit obligation of the plan. The benefit obligation represents the present value of the estimated future benefits we currently expect to pay to plan participants based on past service.

The plan assets and benefit obligations are measured at the end of each year or more frequently, upon the occurrence of certain events such as a significant plan amendment, settlement or curtailment. The amounts we record are measured using actuarial valuations (based on independent actuarial advice) which are dependent upon key assumptions such as: discount rates, the expected long-term rate of return on plan assets (determined by considering the expected return available on assets underlying the current investment policy), participant longevity, employee turnover, inflation rates, future payroll increases and the health care cost trend rates for our retiree medical plans. The assumptions we make affect both the calculation of the benefit obligations as of the measurement date and the calculation of net periodic benefit cost in subsequent periods. When reassessing these assumptions, we consider past and current market conditions and make judgments about future market trends. We also consider factors such as the timing and amounts of expected contributions to the plans and benefit payments to plan participants. Any changes in these assumptions will impact (either increase or decrease) the carrying amount of our post-employment benefit obligations and plan assets. See Item 18. Financial Statements – Notes 2R and 17.

Governmental Policies

Governmental policies and regulations applicable to defense contractors, such as cost accounting and audit, export control, procurement solicitation and anti-bribery rules and regulations, could have a material impact on our operations. See Item 3. Risk Factors – Risks Related to Legal and Regulatory Requirements and Item 4. Information on the Company – Governmental Regulation. According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 20-F an assessment, as of the end of the fiscal year, of the effectiveness of our internal control over financial reporting. See Item 15. Controls and Procedures – Management’s Annual Report on Internal Control Over Financial Reporting.

Recent Accounting Pronouncements

See Item 18. Financial Statements – Note 2AD.

Long-Term Arrangements and Commitments

Government Funding of Development. Elbit Systems and certain Israeli subsidiaries partially finance our research and development expenditures under programs sponsored by the Israel Innovation Authority (IIA) in the Ministry of Economy (formerly the Office of the Chief Scientist) for the support of research and development activities conducted in Israel. At the time the funds are received, successful development of the funded projects is not assured. In exchange for the funds, Elbit Systems and the subsidiaries pay 2% to 5% of total sales of the products developed under these programs. The obligation to pay these royalties is contingent on actual future sales of the products. Elbit Systems and some of our subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of some of the technologies developed with such respective entity’s funds. See Item 4. Information on the Company – Conditions in Israel – Israel Innovation Authority and Investment Center Funding and Item 18. Financial Statements – Note 2U.

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment, excluding imputed interest, as of December 31, 2021 were as follows: $88.9 million for 2022, $75.8 million for 2023, $52.7 million for 2024, $44.7 million for 2025, $40.4 million for 2026 and $263.2 million for 2027 and thereafter. See Item 18. Financial Statement Note 9.

Bank and Notes Covenants. In connection with our Series B, C and D Notes, bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. See below “Liquidity and Capital Resources – Financial Resources”. Such covenants include, inter alia, requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio, total leverage, equity and net financial debt .See Item 18. Financial Statements – Note 21E. As of December 31, 2020 and 2021, the Company met all applicable financial covenants.

Bank and Other Financial Institution Guarantees. As of December 31, 2021 and 2020, guarantees in the aggregate amount of approximately $3,018 million and $2,471 million, respectively, were issued by banks and other financial institutions on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2021 and 2020, we had purchase commitments of approximately $3,180 million and $2,626 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, as well as our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2021

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

Our backlog of orders as of December 31, 2021 was $13,661 million, of which 72% was for orders outside Israel. Our backlog of orders as of December 31, 2020 was $11,024 million, of which 65% was for orders outside Israel. Approximately 60% our backlog as of December 31, 2021 is scheduled to be performed during 2022 and 2023. The rest of the 40% balance is scheduled to be performed in 2024, 2025 and thereafter. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

Trends in the defense and homeland security areas in which we operate have been impacted by the nature of conflicts and terrorism activities in recent years throughout the world, increasing the focus of defense forces on low intensity conflicts, homeland security and cyber warfare. There has also been a trend of many armed forces to focus more on airborne, naval and intelligence forces and less on traditional ground forces activities, and there is an increasing demand for products and systems that incorporate artificial intelligence, Big Data analytics, automation, robotics and information assurance, as well as continuing demand in the areas of airborne systems,C4ISR and unmanned vehicles. Many governments have recently increased their budgets in defense and homeland security, including an increasing focus on protection of territorial waters and in the area of cyber-defense. Our customers are also increasing requirements to their supply chains in the area of cyber protection and information assurance. We believe that our core technologies and abilities will enable us to take advantage of many of these trends.

The recent conflict between Russia and Ukraine has increased tensions in Europe and throughout the world. This could result in further increases in defense spending in Europe and elsewhere, although as of the date of this annual report, we cannot asses the full impact of the conflict.

The continuing trend of consolidation in the defense, homeland security and commercial aviation industries has affected competition. This consolidation has decreased the number but increased the relative size and resources of our competitors. There is also an increasing trend of many of our defense customers to require that part of the work be done by local companies in the customer's country, through Industrial Participation / offset, technology transfer or other arrangements. We adapt to evolving market conditions by adjusting our business strategy. We believe in our ability to compete on the basis of our systems development, technological expertise, operationally-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time enhancing the industrial capabilities in certain of our customers’ countries.

Over the last two years the Covid-19 pandemic has impacted global supply chains and caused temporary disruptions to the commercial avionics market. This resulted in our incurring approximately $60 million in non-cash expenses in the third quarter of 2020 relating to our commercial aviation activities. To date, we have not been materially impacted by global supply chain slowdowns, and we have seen recent improvements in our commercial avionics activities that were temporarily reduced as a result of the impact of the pandemic.

We are also witnessing growing competition in hiring and retaining employees, mainly in the management, engineering, scientific and technical sectors. We are investing increasing efforts to maintain our ability to recruit and retain key employees.

Our future success is also dependent on our ability to meet our customers’ expectations and anticipate emerging customer needs. We must continue to successfully perform on existing programs, as past performance is an important selection criterion for new competitive awards. We also must anticipate customer needs so as to be able to develop working prototypes in advance of program solicitations and to meet customer's cyber protection requirements. This requires us to anticipate future technological and operational trends in our marketplace and efficiently engage in relevant research and development efforts.

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31,2021.
(in thousands of U.S. dollars except per share data)

	Year Ended December 31, 2021	%	Year Ended December 31, 2020	%	Year Ended December 31, 2019	%
Revenues	$5,278,521	100.0	$4,662,572	100.0	$4,508,400	100.0
Cost of revenues	3,920,473	74.3	3,497,465	75.0	3,371,933	74.8
Gross profit	1,358,048	25.7	1,165,107	25.0	1,136,467	25.2
Research and development (R&D) expenses	447,852	8.5	428,198	9.2	368,652	8.2
Less – participation	(52,765)	(1.0)	(68,453)	(1.5)	(36,895)	(0.8)
R&D expenses, net	395,087	7.5	359,745	7.7	331,757	7.4
Marketing and selling expenses	291,751	5.5	290,703	6.2	301,400	6.7
General and administrative expenses	267,362	5.1	223,935	4.8	214,749	4.8
Other operating income, net	(14,660)	(0.3)	(34,963)	(0.7)	(33,049)	(0.7)
	939,540	17.8	839,420	18.0	814,857	18.1
Operating income	418,508	7.9	325,687	7.0	321,610	7.1
Financial expenses, net	(40,393)	(0.8)	(71,270)	(1.5)	(69,072)	(1.5)
Other expenses, net	5,336	0.1	7,408	0.2	(6,243)	(0.1)
Income before taxes on income	383,451	7.3	261,825	5.6	246,295	5.5
Taxes on income	(131,387)	(2.5)	(36,443)	(0.8)	(19,414)	(0.4)
	252,064	4.8	225,382	4.8	226,881	5.0
Equity in net earnings of affiliated companies and partnerships	22,599	0.4	12,604	0.3	1,774	—
Net income	$274,663	5.2	$237,986	5.1	$228,655	5.1
Less – net income attributable to non-controlling interests	(313)	—	(328)	—	(798)	—
Net income attributable to the Company’s shareholders	$274,350	5.2	$237,658	5.1	$227,857	5.1
Diluted net earnings per share:	$6.20		$5.38		$5.20

2021 Compared to 2020

The following is an overview for 2021 compared to 2020. A discussion of our results of operations for 2020 compared to 2019 may be found on pages 35-38 of our annual report on Form 20-F filed March 24, 2021 on the EDGAR database of the U.S. Securities and Exchange Commission.

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

The following table sets forth our revenue distribution by areas of operation:
($ millions)

	Year Ended December 31, 2021	%	Year Ended December 31, 2020	%
Airborne systems	2,005.8	37.9	1,650.4	35.4
C4ISR systems	1,371.5	26.0	1,145.7	24.6
Land systems	1,254.7	23.8	1,258.9	27.0
Electro-optic systems	452.9	8.6	475.9	10.2
Other (mainly non-defense engineering and production services)	193.6	3.7	131.7	2.8
Total	5,278.5	100.0	4,662.6	100.0

Our consolidated revenues in 2021 were $5,278.5 million, as compared to $4,662.6 million in 2020.

The majority of the revenues in 2021 were in the airborne systems and C4ISR systems areas of operation. The increase in revenues in the area of airborne systems was mainly a result of sales of airborne precision guided munitions in Asia-Pacific. The growth in revenues in the C4ISR area of operation was mainly due to the revenues of Sparton, a U.S. subsidiary acquired and consolidated from the second quarter of 2021.

The following table sets forth our distribution of revenues by geographical regions:
($ millions)

	Year Ended December 31, 2021	%	Year Ended December 31, 2020	%
Israel	1,094.7	20.7	$1,106.4	23.7
North America	1,608.6	30.5	1,500.6	32.2
Europe	884.5	16.8	819.0	17.6
Asia-Pacific	1,443.5	27.3	961.8	20.6
Latin America	126.7	2.4	140.1	3.0
Other	120.5	2.3	134.7	2.9
Total	5,278.5	100.0	4,662.6	100.0

The increase in North America in 2021 was mainly a result of higher sales of airborne systems and Sparton's products, as well as growth in sales of medical instrumentation. The increase in revenues from Asia-Pacific was mainly due to sales of airborne precision guided munitions.

Cost of Revenues and Gross Profit

Cost of revenues in 2021 was $3,920.5 million (74.3% of revenues), as compared to $3,497.5 million (75.0% of revenues) in 2020.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses. The amounts and percentages of those components in 2021 and 2020 were as follows:

Wages and related benefits costs in 2021 constituted approximately 39% of cost of revenues, the same percentage as in 2020. The total cost of wages and related benefits in 2021 was approximately $1,538 million, as compared to $1,379 million in 2020. The increase in wages and related benefit costs was mainly a result of exchange rate changes during 2021 in the value of the NIS relative to the U.S. dollar, as well as the increased workforce as a result of the addition of employees in subsidiaries acquired in the second quarter of 2021.

Subcontractors and material consumed costs in 2021 constituted approximately 56% of cost of revenues, as compared to 50% in 2020. The total amount of subcontractors and material consumed costs in 2021 was approximately $2,185 million, as compared to approximately $1,751 million in 2020.

Manufacturing and other expenses in 2021 constituted 8% of cost of revenues, the same percentage as in 2020. The total cost of manufacturing and other expenses in 2021 was approximately $317 million, as compared to approximately $268 million in 2020.

In 2021, our cost of revenues included an increase in inventories of approximately $116 million in work-in-progress and finished goods inventories, as compared to an increase of approximately $15 million in work-in-progress and finished goods inventories in 2020.

Cost of revenues in 2020 included non-cash expenses of approximately $60 million related to impairment of assets and inventory write-offs due to the impact of Covid-19 on our commercial aviation business.

Changes from 2020 to 2021 in our cost of revenues and cost of revenues components (except the expenses of $60 million related to Covid-19 in 2020 ), were not material. We did not identify any developing trends in cost of revenues that we believe are likely to have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs, and the impact of Covid-19 macro-economic implications, including disrupted transportation networks and global supply chains, which have led to shortages of electronics and other components, increased costs and extension of lead times.

Gross profit for the year ended December 31, 2021 was $1,358.0 million (25.7% of revenues), as compared to $1,165.1 million (25.0% of revenues) in the year ended December 31, 2020.

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2021 totaled $447.9 million (8.5% of revenues), as compared to $428.2 million (9.2% of revenues) in 2020.

Net R&D expenses (after deduction of third party participation) in 2021 totaled $395.1 million (7.5% of revenues), as compared to $359.7 million (7.7% of revenues) in 2020.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2021 were $291.8 million (5.5% of revenues), as compared to $290.7 million (6.2% of revenues) in 2020.

General and Administration (G&A) Expenses

G&A expenses in 2021 were $267.4 million (5.1% of revenues), as compared to $223.9 million (4.8% of revenues) in 2020. The increase in general administrative expenses in 2021 was mainly as a result of general and administrative expenses related to the acquisition and consolidation of Sparton in the Company's results from the second quarter of 2021.

Other Operating Income, Net

Other operating income, net for the year ended December 31, 2021 amounted to $14.7 million, as compared to $35.0 million in 2020. Other operating income in 2021 resulted mainly from a capital gain related to the sale of a building by a subsidiary in Israel. Other operating income in 2020 was mainly a result of a capital gain related to the sale and lease back of buildings by a subsidiary in the U.S.

Operating Income

Our operating income in 2021 was $418.5 million (7.9% of revenues), as compared to $325.7 million (7.0% of revenues) in 2020, which included non-cash expenses of approximately $60 million related to impairment of assets and inventory write-offs due to Covid-19's impact.

Financial Expense, Net

Net financing expenses in 2021 were $40.4 million, as compared to $71.3 million in 2020. Financial expenses, net in 2021 included a gain from changes in fair value of financial assets of approximately $18.8 million. Financial expenses, net in 2021 and 2020 included expenses of approximately $10.2 and $33.4 million, respectively, related to revaluation of lease liabilities and exchange rate differences.

Other Income (Expenses), Net

Other income, net was $5.3 million in 2021, as compared to other income, net of $7.4 million in 2020. Other income, net in 2021 and 2020, resulted mainly from revaluation of holdings in affiliated companies, net of expenses related to non-service costs of pension plans.

Taxes on Income

Our effective tax rate represents a weighted average of the tax rates to which our various entities are subject.

Taxes on income in 2021 were $131.4 million (effective tax rate of 34.3%), as compared to $36.4 million (effective tax rate of 13.9%) in 2020. Taxes on income in 2021 included an amount of approximately $80.0 million related to the release of exempt earnings from Approved Enterprises and Privileged Enterprises in Israel (Exempt Earnings). Taxes on income in 2020 were reduced by a tax benefit related to adjustments of $7.2 million for prior years following a tax settlement of the Company and some of its subsidiaries in Israel with Israeli tax authorities. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income and other income that is not part of taxable income mainly related to non-cash items such as impairment of assets. We continued to enjoy a lower effective Israeli tax rate, the benefits of an “Approved and Privileged Enterprise” and other tax benefits, which resulted in savings of $36.0 million and $25.6 million, respectively, in 2021 and 2020, significantly influencing our effective tax rates.

Company’s Share in Earnings (Losses) of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2021, we had income of $22.6 million (0.4% of revenues) from our share in earnings of affiliates, which included a gain of approximately $10.3 million related to the sale of our shares in an affiliated company, as compared to $12.6 million (0.3% of revenues) in 2020.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests in 2021 was $0.3 million, as compared to $0.3 million in 2020.

Net Income and Earnings Per Share (EPS)

As a result of the above, net income in 2021 was $274.4 million (5.2% of revenues), as compared to net income of $237.7 million (5.1% of revenues) in 2020. The diluted EPS was $6.20 in 2021, as compared to $5.38 in 2020.

The numbers of shares used for computation of diluted EPS in the years ended December 31, 2021 and 2021 were 44,278,000 and 44,215,000 shares, respectively.

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

2021

Our net cash flow provided by operating activities in 2021 was approximately $417 million, resulting mainly from an increase in advances received from customers of approximately $618 million, an increase of approximately $105 million in trade and other payables and an increase in non-cash operating items of $183 million, offset by an increase in short and long-term trade receivables of approximately $430 million and an increase in inventories of approximately $336 million.

Net cash flow used in investing activities in 2021 was approximately $588 million, which was used mainly for the purchase of property, plant and equipment in the amount of $189 million and acquisitions of subsidiaries in the amount of $446 million, offset by proceeds from the sale of an investment of approximately $16 million and proceeds from the sale of fixed assets of $26 million.

Net cash flow provided by financing activities in 2021 was approximately $151 million, which was provided mainly by proceeds from issuance of Series B, C, and D Notes, in the amount of approximately $575 million, and new long-term loans of approximately $476 million, offset by repayment of long-term loans in the amount of $536 million, repayment of short term bank credit and loans in the amount of $285 million and payment of dividends in the amount of $79 million.

2020

Our net cash flow provided by operating activities in 2020 was approximately $279 million, resulting mainly from an increase in advances received from customers of approximately $359 million, an increase of approximately $144 in trade and other payables and an increase in non-cash operating items of $116 million, offset by an increase in short and long-term trade receivables of approximately $508 million and an increase in inventories of approximately $70 million.

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

Financial Resources

The financial resources available to us include profits, collection of accounts receivable, proceeds from the issuance of external indebtedness, advances from customers and the government of Israel and other third parties’ programs such as the Israel Innovation Authority and development grants. In addition, we have access to bank credit lines and financing in Israel and abroad based on our capital, assets and activities.

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loans, Series B, C and D Notes and credit agreements. Such covenants include inter alia, requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio, total leverage, equity and net financial debt. As of December 31, 2021 and 2020, the Company met all applicable financial covenants.

On December 31, 2021, we had total borrowings from banks in the amount of $391 million in short and long-term loans and $600 million in Series B, C and D Notes. On December 31, 2021, we also had $3,018 million in guarantees issued on our behalf by banks and other financial institutions, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2021, we had a cash balance amounting to $259 million. We believe that we also have the ability to raise additional funds in the capital market and through expansion of our credit lines. In 2020, we filed a shelf prospectus with the Israeli Security Authority and the TASE (the Shelf Prospectus). The Shelf Prospectus is valid for a period of two years and provides a framework for us to raise funds from time to time in Israel through the offering and sale of various debt and equity securities.

As of December 31, 2021, we had working capital of $956 million and a current ratio of 1.24.

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

Pensions and Other Post-Retirement Benefits. We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the environment in each country. For our pension and other post-retirement benefit assumptions at December 31, 2021 and 2020, see Item 18. Financial Statements – Note 17. On December 31, 2021, our employee benefit liabilities were $884 million, of which we had severance funds of $301 million set aside to satisfy potential obligations.

Material Commitments for Capital Expenditures. We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2021 and the subsequent fiscal year (see above “Financial Resources”). Our anticipated capital expenditures (which include mainly the purchase of equipment, buildings and enhancements to our ERP system) as of December 31, 2021 are somewhat higher than those as of December 31, 2020, due to an anticipated increase in expenditures for buildings, ERP enhancements and certain other expenses. We plan to pay for such anticipated capital expenditures using cash from operations. See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.

Israeli Debt Offering

In July 2021, Elbit Systems completed a public notes offering on the TASE of NIS 1.9 billion (equal to approximately $575 million at the time of the offering) Series B, C and D Notes. The Notes were offered and sold pursuant to the Shelf Prospectus filed in 2020 with the Israeli Securities Authority.

Details of the Notes are as follows:

Tranche	Face Value (NIS)	Maturity	Annual Interest Rate (%)	Adjustments
Series B	1,500,000,000	June 30, 2029	1.08	None
Series C	200,000,000	June 30, 2029	2.12	Changes in the New Israeli Shekel / U.S. dollar exchange rate
Series D	200,000,000	June 30, 2035	2.67	Changes in the New Israeli Shekel / U.S. dollar exchange rate

The Series B, C and D Notes are unsecured and non-convertible. The offering was made exclusively in Israel to residents of Israel only.

The proceeds of the offering are intended for general corporate purposes, which may include, among others, financing of the Company’s operating and investment activities, mergers and acquisitions and payments of outstanding debt under its credit facilities.

Following the completion of the Notes offering, we entered into cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the Series B Notes that are not adjusted in accordance with changes in the NIS/ U.S dollar exchange rate. Under the cross-currency interest rate swaps, the Series B Notes were adjusted to the changes of the NIS to the U.S. dollar and paid a fixed U.S. dollar interest rate of 1.92% per annum.

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

On December 31, 2021, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments earn interest based on variable interest rates, and their value as of December 31, 2021 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example, in 2019, the inflation rate was approximately a positive 0.6%, and the NIS strengthened against the U.S. dollar by approximately 7.8%. In 2020, the inflation rate was approximately a negative 0.7% and the NIS strengthened against the U.S. dollar by approximately 7% .In 2021, the inflation rate was approximately a positive 2.8%, and the NIS strengthened against the U.S. dollar by approximately 3.3%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

A significant part of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2021 by forward contracts. On December 31, 2021, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies totaling approximately $1,841 million ($1,400 million in Euro, $172 million in GBP and the balance of $269 million in other currencies).

As of December 31, 2021, an unrealized net gain of approximately $71 million was included in accumulated other comprehensive income. As of December 31, 2021, all of the forward contracts are expected to mature during the years 2022 – 2026.

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2021 and is presented in millions of U.S. dollar equivalent terms:

Forward	Notional Amount*	Unrealized Gain (Loss)

Buy US$ and Sell:
Euro	872.8	50.3
GBP	166.0	2.7
NIS	334.2	(5.8)
Other various currencies	247.8	3.0

Forward	Notional Amount*	Unrealized Gain (Loss)

Sell US$ and Buy:
Euro	527.4	(32.2)
GBP	6.3	—
NIS	894.0	28.4
Other various currencies	20.8	1.2

*Notional amount information is based on the foreign exchange rate at year end.

Off-Balance Sheet Transactions

Offset / Industrial Participation

In connection with projects in certain countries, Elbit Systems and some of our subsidiaries have entered and may enter in the future into “Industrial Participation” or “offset” or industrial participation agreements, required by a number of our customers as a condition to our obtaining orders for our products and services. These agreements are customary in our industry and are designed to facilitate economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country. As a result of the Covid-19 pandemic, a number of countries are increasing such activities in order to enhance local industry involvement in defense procurement and to have a positive impact on the local economy.

These commitments may be satisfied by our placement of direct work or vendor orders for supplies and/or services, transfer of technology, investments or other forms of assistance in the applicable country. We attempt to leverage economies of scale by managing our Industrial Participation activities from an overall corporate perspective. The Industrial Participation rules and regulations, as well as the underlying contracts, may differ from one country to another. The ability to fulfill the Industrial Participation obligations may depend, among other things, on the availability of local suppliers with sufficient capability to meet our requirements and which are competitive in cost, quality and schedule. In certain cases, our commitments may also be satisfied through transactions conducted by other parties, including but not limited to our suppliers, or through “swap” transaction among various countries’ Industrial Participation authorities. Our Industrial Participation activities are conducted in accordance with our anti-bribery and corruption compliance policies.

We do not commit to Industrial Participation agreements until orders for our products or services are definitive, but in some cases the orders for our products or services may become effective only after our corresponding Industrial Participation commitments become effective. Industrial Participation programs generally extend at least over the relevant commercial contract period and may provide for penalties in the event we fail to perform in accordance with Industrial Participation requirements. In some cases we provide guarantees in connection with the performance of our Industrial Participation obligations.

We have developed dedicated Industrial Participation/offset management tools and procedures and work to continuously improve our infrastructure in order to efficiently meet our obligations. However, should we be unable to meet such obligations we may be subject to contractual penalties, our guarantees may be drawn upon and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. See Item 3. Risk Factors – Financial-Related Risks.

On December 31, 2021, we had outstanding Industrial Participation obligations totaling approximately $1.79 billion that extend through 2028.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
GAAP gross profit	1,358.0	1,165.1	1,136.5
Adjustments:
Amortization of purchased intangible assets	26.7	22.7	22.0
Covid-19 related expenses and write-offs	—	56.0	—
Expenses related to acquisitions	—	—	55.0
Impairment of long-lived assets	—	3.4	—
Non-GAAP gross profit	1,384.7	1,247.2	1,213.5
Percent of revenues	26.2%	26.7%	26.9%

GAAP operating income	418.5	325.7	321.6
Adjustments:
Amortization of purchased intangible assets	47.0	39.4	36.1
Covid-19 related expenses and write-offs	—	56.6	—
Impairment of long-lived assets	—	3.4	—
Expenses related to acquisitions	—	—	55.0
Gain from change in holdings			(1.2)
Capital gain	(14.7)	(35.0)	(31.8)
Non-GAAP operating income	450.8	390.1	379.7
Percent of revenues	8.5%	8.4%	8.4%

GAAP net income attributable to Elbit Systems’ shareholders	274.4	237.7	227.9
Adjustments:
Amortization of purchased intangible assets	47.0	39.4	36.1
Covid-19 related expenses and write-offs	—	56.6	—
Expenses related to acquisitions			55.0
Gain from changes in holdings	—	—	(1.2)
Capital gain	(24.9)	(35.0)	(31.8)
Revaluation of investment measured under fair value option	(17.3)	(20.8)	(8.3)
Impairment of investments	—	7.9	3.7
Non-operating foreign exchange losses	10.6	33.4	24.6
Tax effect and other tax items*	77.8	(0.7)	(8.2)
Non-GAAP net income attributable to Elbit Systems’ shareholders	367.6	318.5	297.8
Percent of revenues	7.0%	6.8%	6.6%

GAAP diluted net EPS	6.20	5.38	5.20
Adjustments, net	2.10	1.82	1.59
Non-GAAP diluted net EPS	8.30	7.20	6.79

*    Tax effect in 2021 includes an adjustment of approximately $80 million for a one-time tax expense related to release of Exempt Earnings.

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors

Our directors as of March 15, 2022 are as follows:

Name	Age	Director Since
Michael Federmann (Chair)	78	2000
Noaz Bar Nir (External Director)	58	2020
Rina Baum	76	2001
Yoram Ben Zeev	77	2014
David Federmann (Vice Chair)	47	2007
Dov Ninveh	74	2000*
Professor Ehood (Udi) Nisan	54	2016
Bilha (Billy) Shapira (External Director)	69	2019
Professor Yuli Tamir	68	2015
__________________
* was not a member of the Board from April to October 2013

The term of office of each director, other than the External Directors, expires at the conclusion of the annual general shareholders meeting to be held during 2022. The first three-year term of office for Bilha (Billy) Shapira as an External Director expires in November 2022, and the first three-year term of office for Noaz Bar Nir as an External Director expires in August 2023.

Michael Federmann. Michael Federmann has served as chair of the Board since 2000. Since 2002 he has served as chair and CEO of Federmann Enterprises Ltd. (FEL), a privately-owned Israeli company in which Mr. Federmann has held managerial positions since 1969. FEL, directly and through subsidiaries, holds a diversified portfolio of investments, including ownership of approximately 44.2% of the Company’s outstanding shares. FEL also has ownership interests in Dan Hotels Ltd. (Dan Hotels), an Israeli hotel chain, Freiberger Compound Materials GmbH (Freiberger), a German company engaged in the supply of materials for the semi-conductor industry, as well as several financial, real estate and venture capital investments. Mr. Federmann also serves as chair of the board of directors of Dan Hotels. He serves as the president of the Germany - Israel Chamber of Industry and Commerce, was awarded the Order of Merit of the Federal Republic of Germany and is an Honorary Commander of the Order of the British Empire (CBE). Michael Federmann is the father of David Federmann, the vice chair of the Board. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University of Jerusalem (the Hebrew University), which has also awarded him an honorary doctorate in philosophy.

Noaz Bar Nir. (External Director). Noaz Bar Nir has served as a director of Remedor Biomed Ltd., a company specializing in advanced treatment of wounds since 2018 (and he also served as a director from 2016 to 2017) and of Radio Ashams FM Ltd., a regional radio station located in northern Israel. From 2018 until the end of 2020, he served as a director of Genefron Ltd., a company in the field of genomic-based personal medicine. Since 2019, Mr. Bar Nir has served as a business consultant for various private and public entities in the areas of medicine and tourism and is a lecturer on health systems management in the Netanya Academic College. From 2017 to 2018, Mr. Bar Nir served as CEO of Clalit Health Services Ltd. (Clalit), Israel’s largest health organization, and as chair of the boards of Clalit’s subsidiaries S.L.H Medical Services Ltd., Mor – The Institution of Medical Information Ltd. and Clalit - Medical Engineering Ltd. From 2009 to 2017, he served in various senior executive positions and as chair of several companies in the fields of health and tourism, including as chief executive officer of the Israel Hotel Association from 2015 to 2017, as CEO of Harokeah Ltd., a network of pharmacies from 2014 to 2015, as chair of the board of Shfayim Hotel Ltd. and Shfayim Park Ltd. from 2013 to 2015 and as director general of the Israeli Ministry of Tourism from 2009 to 2013. Prior to that, Mr. Bar Nir held various financial positions, including as chief financial officer of Clalit from 2002 to 2008, and as head of the budgets, economics and cost accounting department of Clalit from 1996 to 2002. From 1991 to 1995, he held several positions in the Israeli Ministry of Finance. From 2005 to 2007 he served as a member of the investments committee of Clal Pension and Gemel Ltd. In addition, from 1993 to 2017, he served as a director in several entities, including among others Dikla Insurance Company Ltd. Mr. Bar Nir holds a bachelor’s degree in economics and an MBA, with proficiencies in financing, information systems and accounting, from the Hebrew University. Mr. Bar Nir serves as chair of the Audit and Financial Statements Review Committee of the Board and as a member of the Compensation Committee and the Corporate Governance and Nominating Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law and is designated as an audit committee financial expert in accordance with SEC rules.

Rina Baum. Rina Baum is vice president for investments of FEL and since 1986 has served as a director and as general manager of Unico Investment Company Ltd. and of Uni-bit Insurance Agency (1983) Ltd. She serves as a director of Dan Hotels and Etanit Building Products Ltd. (Etanit) and holds other managerial positions with investee companies of FEL. Mrs. Baum holds a law degree (LL.B) from the Hebrew University.

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

David Federmann. David Federmann has served as vice chair of the Board since 2015. He has served in various management capacities at FEL since 2000. He currently serves as chair of the board of Freiberger and as a member of the boards of directors of Dan Hotels, BGN Technologies Ltd. (the technology transfer company of Ben-Gurion University), and several other private companies. David Federmann is the son of Michael Federmann, chair of the Board. Mr. Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Dov Ninveh. Dov Ninveh served as chief financial officer and a manager of FEL from 1994 until 2020 and as the general manager of Heris Aktiengesellschaft from 2012 until September 2021. He serves as a member of the board of directors of Dan Hotels, Etanit and Freiberger. Mr. Ninveh served as a director of Elop Electro-Optic Industries Ltd. (Elop) from 1996 until 2000. From 1989 to 1994, he served as deputy general manager of Etanit. Mr. Ninveh holds a bachelor of science degree in economics and management from the Israel Institute of Technology (the Technion).

Professor Ehood (Udi) Nisan. Prof. Ehood (Udi) Nisan is a professor in the School of Public Policy and Government of the Hebrew University. He is an External Director of Harel Insurance Finance Services Ltd. and Rekah Pharmaceutical Industry Ltd. He is also a member of the board of Bezalel Academy of Art and chair of its finance committee. From 2014 until 2021, he served as a member of the board of the Jerusalem Biblical Zoo. From 2013 to 2016, he was the chair of the board of directors of Delek, The Israel Fuel Corporation Ltd. From 2009 to 2011, Prof. Nisan was the director of the budgets department of the Israeli Ministry of Finance, and from 2007 to 2009, he served as the director of the Government Companies Authority. Prior to that, he served in various executive positions in the Israeli Ministry of Finance and served as a member and chair of several government and public committees, including as the CEO of the Jerusalem Development Authority from 1999 until 2002. Prof. Nisan holds bachelor’s and master’s degrees in economics and business administration, and a PhD in public economics and policy from the Hebrew University. During 2006 - 2007, Prof. Nisan completed his post-doctoral studies at Harvard University's Kennedy School, where he was also a Senior Fellow in 2011 - 2012. Prof. Nisan serves as a member of the Audit and Financial Statements Review Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law and is designated as an audit committee financial expert in accordance with SEC rules.

Bilha (Billy) Shapira (External Director). Mrs. Bilha (Billy) Shapira serves as a member of the board of governors and the audit committee of the Azrieli College of Engineering, the Jerusalem Transportation Master Plan Team, the boards of several non-profit organizations in Israel and the board of governors of the Hebrew University. She is also a consultant for TABI Learning Technologies Ltd., a start-up company in the field of pedagogical instruments for students with learning and sensory integration disorders. From 2018 until 2020, she was the head of the Israeli branch of Helmholtz Association of German Research Centers, a German association with centers worldwide that promotes research collaboration between German institutions and industries and foreign academic institutions, industrial entities and governmental research bodies. From 2009 until 2017, Mrs. Shapira served as vice president and CEO of the Hebrew University and as the CEO of VERA - the Association of Heads of Universities in Israel. Prior to that, she served for 36 years in various management capacities in the Hebrew University. Mrs. Shapira holds a bachelor’s degree in Russian studies and international relations and a master’s degree in administration and public policy from the Hebrew University. Mrs. Shapira serves as chair of the Compensation Committee of the Board and is a member of the Audit and Financial Statements Review Committee and the Corporate Governance and Nominating Committee of the Board. She is considered by the Board to have professional competence under the Companies Law.

Professor Yuli Tamir. Prof. Yuli Tamir has served as the President of Beit Berl, a multidisciplinary college near Kfar Saba, Israel, since 2020. From 2010 until 2020, she served as the President of Shenkar College, a public college in Ramat-Gan, Israel. From 2006 until 2009, she served as Israel’s Minister of Education. Prof. Tamir also served as the Minister of Immigration from 1999 until 2001. She was a deputy speaker of the Knesset and a member of the Finance Committee, the Education Committee and the Security and Foreign Affairs Committee. Prof. Tamir is a founding member of the Israeli peace movement “Peace Now”. She served as the chair of the Association of Civil Rights in Israel and was a member of the political committee of the Women’s Lobby. She was a professor at Tel-Aviv University and a scholar-in-residence at Princeton University, Harvard University, the University of Pennsylvania, the European University in Florence, the Central European University in Budapest and the Blavatnik School of Government in Oxford. Prof. Tamir is the recipient of numerous academic awards. Prof. Tamir holds a bachelor's degree in biology and a master’s degree in political science from the Hebrew University and a PhD in political philosophy from Oxford University. Prof. Tamir serves as a member of the Audit and Financial Statements Review Committee of the Board.

Executive Officers

Our executive officers, which are the President and CEO, and the Executive Vice Presidents who report to the President and CEO, as of March 15, 2022, are as follows:

Name	Age	Position
Bezhalel Machlis	59	President and Chief Executive Officer
Jonathan Ariel	65	Executive Vice President – Chief Legal Officer
Boaz Cohen	57	Executive Vice President – Marketing and Business Development North America
Haim Delmar	52	Executive Vice President – General Manager C4I and Cyber
Joseph Gaspar	73	Executive Vice President – Chief Financial Officer
Dr. Shelly Gordon	61	Executive Vice President – Chief Human Resources Officer
Ran Kril	51	Executive Vice President – International Marketing and Business Development
Ilan Pacholder	67	Executive Vice President – Mergers and Acquisitions and Financing
Yuval Ramon	56	Executive Vice President – Chief Operating Officer
Oren Sabag	48	Executive Vice President – General Manager ISTAR and EW
Yoram Shmuely	61	Executive Vice President – General Manager Aerospace
Yehuda Vered	64	Executive Vice President – General Manager Land
Yehoshua Yehuda	55	Executive Vice President – Strategy and Chief Technology Officer

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

Joseph Gaspar. Joseph Gaspar was appointed as an Executive Vice President in 2008 and has served as Chief Financial Officer since 2001. In September, 2021, he was appointed as Senior Executive Vice President – Business Management, with such appointment effective as of April 1, 2022. Mr. Gaspar was appointed as a corporate vice president in 2000 and served as corporate vice president – strategy, technology and subsidiaries from 2000 until 2001. From 1996 until 2000, he held the position of corporate vice president - marketing and business development of Elop. Mr. Gaspar joined Elop in 1975 and held several management positions, including vice president and general manager of Elop’s optronics product division and co-manager of an Elop subsidiary in the United States. Mr. Gaspar holds a bachelor of science degree from the Technion in electronic engineering with advanced studies in digital signal processing and communication.

Dr. Shelly Gordon. Dr. Shelly Gordon was appointed as Executive Vice President - Chief Human Resources Officer shortly after joining Elbit Systems in 2015. From 2012 until joining Elbit Systems, she headed executive education at the Interdisciplinary Center Herzilya. From 2005 until 2012, Dr. Gordon served as vice president - organizational development and talent management at Amdocs Limited and served as vice president - human resources at Elite Confectionary Ltd. from 2000 until 2005. Prior to that, she worked as an independent consultant with management teams and senior managers, leading major transformations in varied organizations and industries. Dr. Gordon received a bachelor’s degree in education and art from the Hebrew University, a bachelor’s degree in psychology from Tel-Aviv University and a doctorate in management studies from the University of Hertfordshire in the U.K.

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

Oren Sabag. Oren Sabag was appointed Executive Vice President - General Manager ISTAR and EW in January 2022. In February 2021, he was appointed executive vice president – co-general manager ISTAR and EW, after serving as C4I and cyber senior vice president - radios and secure communications since 2014. From 2011 to 2013, he served as vice president for engineering - land and C4I. Mr. Sabag joined Elbit in 1998 and held various engineering and management positions. Mr. Sabag holds a bachelor of science degree in computer engineering from the Technion and an MBA in business management from Haifa University.

Yoram Shmuely. Yoram Shmuely has served as Executive Vice President - General Manager Aerospace since 2013, after serving as executive vice president - co-general manager aerospace since 2008. From 2003 to 2007, Mr. Shmuely served as corporate vice president - co-general manager airborne and helmet systems. He served as corporate vice president and general manager – helmet-mounted systems from 2000 until 2003. From 1998 until 2000, he was vice president – helmet-mounted systems. From 1996 until 1998, he served as president of a U.S. subsidiary of Elbit Systems. Mr. Shmuely joined Elbit Ltd. in 1990 and served as director of Elbit Ltd.’s helmet-mounted display business. He served as a fighter aircraft pilot in the IAF. Mr. Shmuely holds a bachelor of science degree in electronic engineering from the Technion.

Yehuda Vered. Yehuda (Udi) Vered has served as Executive Vice President - General Manager Land since 2018, after serving as executive vice president - general manager land and C4I since 2013. From 2009 until 2013, Mr. Vered served as executive vice president – service solutions as well as vice president – marketing land and C4I. From 2004 to 2008, he served as land and C4I chief financial officer and vice president for contracts and sales. Mr. Vered joined Elbit Systems in 2003 as ground, C4I and battlefield systems vice president - contracts and sales and chief financial officer. Before that, he served as an aircrew officer in the IAF, where he holds the rank of colonel (reserves). Mr. Vered holds a bachelor of arts degree in management and economics from Tel-Aviv University, an M.B.A from Ben Gurion University and is a graduate of Harvard University Business School’s Advanced Management Program.

Yehoshua Yehuda. Yehoshua (Shuki) Yehuda was appointed as Executive Vice President - Strategy and Chief Technology Officer in 2020. From 2016 until his current appointment, he served as executive vice president - chief technology officer. From 2008 until his current appointment, he served as Elisra’s vice president and chief technology officer as well as general manager - radar solutions business unit. Prior to that he served in a number of management positions in Elisra, which he joined in 2000. Prior to joining Elisra, Mr. Yehuda served as an officer in the IDF, holding command positions in the Intelligence Corps. Mr. Yehuda holds a bachelor of science degree in electrical engineering from Tel-Aviv University and a master of science degree in neural computation from the Hebrew University. He is a graduate of Harvard University Business School’s Advanced Management Program.

Recent Developments in our Executive Officers

On September 1, 2021, Elbit Systems announced that Joseph Gaspar would become Senior Executive Vice President – Business Management and that Dr. Yaacov (Kobi) Kagan, then serving as Deputy General Manager and Senior Vice President – Finance and Control of Elbit Systems Land, would replace Mr. Gaspar as Executive Vice President – Chief Financial Officer. These appointments are effective as of April 1, 2022.

Below is a biographical summary of Dr. Kagan.

Dr. Kobi Kagan. Dr. Kobi Kagan was appointed as Executive Vice President – Chief Financial Officer, effective as of April 1, 2022. He was appointed in 2018 as deputy general manager and senior vice president – finance and control in Elbit Systems Land, and from 2010 to 2018 he served as Elbit Systems Land and C4I‘s vice president - finance and control. Dr. Kagan joined Elbit Systems in 2008 as a sales director at Elbit Systems Land and C4I. Prior to that, Dr. Kagan served for 26 years in the Israeli Navy, where he holds the rank of a naval captain (reserves), and in the IMOD, in a variety of positions, including the Head of the Navy’s budget department. Dr. Kagan holds a bachelor of arts degree in economics and business administration, an MBA in business administration and a PhD in economics from Bar-Ilan University, and is a graduate of Harvard University Business School's Advanced Management Program.

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

In addition, pursuant to the Companies Law, every three years a compensation policy needs to be re-approved by the board of directors, following the recommendation of the compensation committee, and re-approved by the company’s shareholders, by a Special Uninterested Majority. Special Uninterested Majority means the affirmative vote of a majority of the voting power in the company present at the respective meeting either in person, by proxy or by a voting instrument, and voting on the respective resolution, provided that, either: (a) such majority includes a majority of the shareholders who are not controlling shareholders of the company and do not have a “Personal Interest” in the approval of the respective resolution (disregarding abstentions) or (b) the total number of shares of the shareholders referred to in (a) above that are voted against the approval of the proposed resolution does not exceed two percent (2%) of the total voting rights in the company. For the definition of Personal Interest see Item 10. Additional Information - Approval of Certain Transactions - Personal Interest and Extraordinary Transactions.

At the Extraordinary General Meeting of Shareholders held on April 7, 2021 (the April 2021 General Meeting), our shareholders, following a favorable recommendation of the Compensation Committee of the Board (the Compensation Committee) and the approval of the Board, approved an amended compensation policy applicable to Employment Terms and arrangements with our Office Holders (the Compensation Policy) . For further information, please see the Compensation Policy filed as Exhibit 4.3 to this annual report on Form 20-F.

In accordance with the provisions of the Companies Law as set forth above, the Compensation Policy is in effect for a three-year period ending in April 2024 or as otherwise may be mandated from time to time by the Companies Law. For further information about the approval of Employment Terms of our Office Holders, see Item 10. Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders.

Compensation of Directors and Executive Officers

Aggregate Compensation to Directors and Executive Officers

The following table sets forth the aggregate compensation costs for all of our directors and executive officers as a group for the fiscal year ended December 31, 2021: (U.S. dollars in thousands)*

	Salaries, Directors’ Fees Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors (consisting of 9 persons)	$580	$—
All executive officers (consisting of 16 persons)	$13,407	$1,707

*For information regarding the value of phantom units and equity awards to the directors and executive officers, see below “2018 Phantom Bonus Retention Plan” and “2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities”.

Directors Fees

In accordance with the Compensation Policy and with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the Compensation Committee and the Board approved payment to the Company's directors (including to Michael Federmann who may be considered a direct or indirect controlling shareholder of the Company, and his son David Federmann), in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity, which rates are also paid to the Company’s External Directors, as well as reimbursement of expenses in accordance with Israeli law and the Company’s procedures, which are also paid to the Company’s External Directors. As a result, each of the Company’s directors is and will be entitled to an annual fee of approximately NIS 112,550 (equal to approximately $34,850 ) and a per meeting fee of approximately NIS 4,330 (equal to approximately $1,340), which reflect the above mentioned fee levels, linked to the Israeli consumer price index.

2018 Phantom Bonus Retention Plan

In 2018, our Board approved a “Phantom” Bonus Retention Plan for Senior Managers (the 2018 Phantom Plan). The purpose of the 2018 Phantom Plan is to strengthen the alignment of the interests of certain senior managers with those of the Company and its subsidiaries, and their willingness to continue to work at the Company and its subsidiaries, in order to advance the Company’s growth and profitability, through the creation of a long-term incentive for senior managers.

Under the 2018 Phantom Plan, phantom bonus units (2018 Plan Units) were granted to senior managers with three yearly tranches, each tranche comprised of a number of units which entitle the recipient the right to receive the financial benefit deriving from increases in the value of the Company’s shares during the applicable periods, based on the mechanism specified in the 2018 Phantom Plan. 2018 Plan Units are calculated separately for each tranche, and the total accrual period for each tranche is three years from the respective determination date of the applicable 2018 Plan Units.

At the end of the twelve-month period during the 2018 Plan Units accrual period for each tranche (Yearly Calculation Period), the Company calculates the annual benefit amount of the 2018 Plan Units for such Yearly Calculation Period (Annual Benefit Amount) by multiplying the number of 2018 Plan Units included in the tranche by the difference between (i) the initial value, i.e. the average of the closing share prices of a Company share on the TASE, during the period of thirty (30) trading days preceding the beginning of the respective period, and (ii) the year-end value of the respective Yearly Calculation Period, i.e. the average of the closing share prices of a Company share on the TASE, during the period of thirty (30) trading days preceding the end of the relevant Yearly Calculation Period; provided such amount is positive.

The accrued benefit amount for the 2018 Plan Units (Accrued Benefit Amount) in each yearly tranche is the sum of all three Annual Benefit Amounts. Except in certain circumstances described in the 2018 Phantom Plan, the Accrued Benefit Amount of a tranche is paid to the recipient following the end of the third Yearly Calculation Period of the respective tranche, provided that the recipient remains an employee of the Company. The benefits received under the 2018 Phantom Plan are subject to taxation at ordinary personal income tax rates.

The 2018 Phantom Plan is not specifically intended for our executive officers, however some of our current executive officers have 2018 Plan Units that were granted to them prior to their nomination as executive officers. We recorded an amount of approximately $0.3 million in 2021, as compensation costs related to grants made prior to 2021 to our executive officers under the 2018 Phantom Plan. No 2018 Plan Units were granted to executive officers in 2021. See Item 18. Financial Statements – Note 22.

2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities

In 2018, our Board approved the 2018 Equity Incentive Plan for Executive Officers (the 2018 Option Plan). See below “Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers”. In 2021 we granted 525,000 options to executive officers under the 2018 Option Plan, at an exercise price of $134.34 per option, with an expiration date of July 7, 2026. In 2021 we recorded an amount of approximately $5.3 million as compensation costs related to options granted to our executive officers under the 2018 Option Plan. See Item 18. Financial Statements Note 22.

In 2021, we recorded an amount of approximately $0.2 million as compensation costs related to options granted to our executive officers in start-up entities or similar ventures under their plans (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company) (Options in Other Entities).

Cash Bonuses

Elbit Systems has implemented an annual pay-for-performance bonus plan (Annual Bonus) based on pre-determined criteria that aims to align and unify our executive officers in reaching Elbit Systems’ short and long-term goals. Annual Bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on financial, business and operational results, as applicable, as well as individual performance. Payment of the Annual Bonus is also subject to the fulfillment of preconditions as described in our Compensation Policy. Our executive officers may also be granted from time to time other cash bonuses which are discretionary, subject to required approvals. For additional information see the Compensation Policy filed as Exhibit 4.3 to this annual report.

Other Compensation

In addition to payment of monthly salary, bonuses and options, our executive officers are entitled to reimbursement of travel and certain other expenses in a manner similar to other employees and other benefits as described in our Compensation Policy.

Office Holders of the Company, including our directors and executive officers, are also covered by our D&O liability insurance policy and are entitled to indemnification in accordance with our Restated Articles of Association (the Articles of Association) and pursuant to an indemnification letter as approved by our shareholders. At the April 2021 General Meeting, our shareholders, following the favorable recommendation of our Compensation Committee and the approval of our Board, approved providing an exemption letter to each of our existing and future directors and to our CEO. For additional information, see Item 10. Additional Information – Exemption, Insurance and Indemnification of Directors and Officers.

Compensation of Five Most Highly Compensated Office Holders

The following describes the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2021. All amounts specified are in terms of cost to the Company as recorded in our financial statements.
Compensation for each of the specified Office Holders is indicated in terms of the following types of compensation costs:
(1) Salary Costs. Salary Costs include gross salary and, if and to the extent applicable to a respective Office Holder, social and other benefits such as vacation days, sick days, convalescence pay, monthly remuneration for a study fund, contributions made by the Company on behalf of the Office Holders to an insurance policy or a pension fund, contributions by the Company on behalf of the Office Holders towards work disability insurance, retirement and termination of service benefits and other benefits such as company car and communication costs. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.23, which represents the average weighted U.S. dollar – NIS exchange rate for the date of payments for each of the months during 2021 (Average Exchange Rate).

(2) Bonus Costs. Bonus Costs represent bonuses (Annual Bonuses, managerial evaluation and/or special bonuses, as the case may be) recorded in connection with the Office Holders with respect to the year ended December 31, 2021. U.S. dollar amounts indicated for Bonus Costs are based on the Average Exchange Rate.

(3) Stock Option Costs. Stock Option Costs are costs recorded with respect to the year ended December 31, 2021 related to the 2018 Option Plan. See above “Aggregate Compensation to Directors and Officers – 2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities” and below “Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers” and Item 18. Financial Statements – Notes 22C and 22D. Such Stock Option Costs also relate to Options in Other Entities. See above “Aggregate Compensation to Directors and Executive Officers – 2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities”.

The five most highly compensated Office Holders in 2021 were as follows (U.S. dollar amounts in thousands):
(1)Bezhalel Machlis – President and CEO. Compensation costs recorded for Mr. Machlis in 2021 included: $2,172 in Salary Costs, $1,850 in Bonus Costs and $1,403 in Stock Option Costs.

At the April 2021 General Meeting, our shareholders, following the favorable recommendation of our Compensation Committee and approval of the Board, approved amending the employment terms of Mr. Machlis. Such amendment includes, among other provisions, a grant of Options under the 2018 Equity Plan and the grant of an exemption letter. For further information see below “Board Practices – Compensation Committee”, “Share Ownership – Elbit Systems’ Stock Option Plan”, Item 10. Additional Information - General Provisions of Israeli Law and Related Provisions of Articles of Association – Office Holders and Approval of Certain Transactions – Approval of Employment Terms of Office Holders and Item 16G. - Corporate Governance.

(2) Joseph Gaspar – Executive Vice President - Chief Financial Officer. Compensation costs recorded for Mr. Gaspar in 2021 included: $959 in Salary Costs, $646 in Bonus Costs and $496 in Stock Option Costs.

(3) Yoram Shmuely – Executive Vice President - General Manager Aerospace. Compensation costs recorded for Mr. Shmuely in 2021 included: $838 in Salary Costs, $335 in Bonus Costs and $603 in Stock Option Costs.

(4) Yehuda Vered – Executive Vice President - General Manager Land. Compensation costs recorded for Mr. Vered in 2021 included: $741 in Salary Costs, $159 in Bonus Costs and $619 in Stock Option Costs.

(5) Ran Kril – Executive Vice President - International Marketing and Business Development. Compensation costs recorded for Mr. Kril in 2021 included: $495 in Salary Costs, $256 in Bonus Costs and $444 in Stock Option Costs.

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

The terms of office of Mrs. Shapira and Mr. Bar Nir, the current External Directors on our Board, expire as described under “External Directors” below. The other seven current directors were appointed at the annual general meeting of shareholders held in December 2021. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

We are subject to Nasdaq rules relating to the composition and practices of our Board. Among other things, these rules require that a majority of our directors be “independent” as defined in the applicable Nasdaq rules and that our Audit and Financial Statements Review Committee, our Compensation Committee and our Corporate Governance and Nominating Committee each be composed exclusively of such independent directors. We comply with these Nasdaq requirements because (a) of our nine directors, the following five directors are independent under Nasdaq rules: Noaz Bar Nir, Yoram Ben Zeev, Professor Ehood (Udi) Nisan, Bilha (Billy) Shapira and Professor Yuli Tamir and (b) our Audit and Financial Statements Review Committee, our Compensation Committee and our Corporate Governance and Nominating Committee are each composed exclusively of directors who are independent under the Nasdaq rules. Nominees for appointment or election as a director are recommended by the Board’s Corporate Governance and Nominating Committee. See below “Corporate Governance and Nominating Committee”.

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

External Directors

Under the Companies Law public companies are required to appoint at least two External Directors. Among other requirements, for each public company such as Elbit Systems that is considered to have a controlling shareholder, a person may serve as an External Director if he or she meets the following requirements (the Affiliation Requirements):

(1) if that person is not a Relative (for definition of the term “Relative” see Item 10. Addtional Information – Approval of Certain Transactions – Personal Interest and Extraordinary Transactions) of the controlling shareholder of that company and if that person (and each of that person’s Relatives, partners and employers), or any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, did not have, on the date of the person's appointment or at any time during the two years preceding that person’s appointment as an External Director, any “Affiliation” (as defined in the Companies Law) with any of:

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

A director has “professional competence” if he or she (a) has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree or other advanced degree in the company’s main area of business or in a field relevant to such position, or (b) has at least five years' experience in any of the following positions or five years accumulated experience in two or more of them:

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

In addition, External Directors in companies such as Elbit Systems that are “dually listed” may stand for re-election for additional terms of up to three years each beyond the first three terms, provided:

(1) the audit committee and the board have each determined that in light of such External Director’s expertise and unique contribution to the work of the board and its committees, his or her nomination for an additional term of office is in the best interest of the company;

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

Our Articles of Association allow the External Directors of the Company to be elected to more than three terms of service. According to the Companies Law, any committee authorized to exercise powers of the Board must include at least one External Director, and all External Directors must be members of the Audit and Financial Statements Review Committee and the Compensation Committee.

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

Audit and Financial Statements Review Committee.

Pursuant to Sections 114 and 171(e) of the Companies Law, the Companies Regulations (Provisions and Terms for the Approval Process of the Financial Statements) – 5770 - 2010 (the Financial Statements Regulations), and Rule 5605(c)(1) of the Nasdaq Stock Market Inc. Market Place Rules (the Nasdaq rules), the Company has established an audit and financial statements review committee (the Audit and Financial Statements Review Committee) as a standing committee of its Board. In accordance with the requirements of the Companies Law and Financial Statements Regulations, the committee may act as either an “audit committee” or “financial statements review committee”. Together, in these two frameworks, the Audit and Financial Statements Review Committee performs the duties required under the Nasdaq Rules and the Companies Law to be performed by an “audit committee”, as well as the duties required under the Companies Law and the Financial Statements Regulations to be performed by a “financial statements review committee”.

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

In addition to its other roles, under the Companies Law the audit committee of a public company such as Elbit Systems is required:

(1) to locate deficiencies in the administration of the company's business, inter alia, by consulting with the company's internal or external auditors, and to make proposals to the board of directors regarding ways of correcting such deficiencies;

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

The Audit and Financial Statements Review Committee, when acting as the audit committee, operates in accordance with a charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The charter is published on our website. The Audit and Financial Statements Review Committee, when acting as the audit committee, meets from time to time as required and also conducts annual assessments of the sufficiency of its charter and of the Committee’s compliance with its obligations. See Item 16A. Audit Committee – Financial Expert.

Audit and Financial Statements Review Committee - Acting as the Financial Statements Review Committee

Pursuant to the Israeli Companies Regulations (Financial Statements Approval Procedure), 5770-2010, the financial reports of a public company may be brought for discussion and approval of the board only after a financial statements review committee has discussed and formulated recommendations to the board in connection with:

(1)    the estimations and assessments made in connection with the financial statements;

(2) the internal control over financial reporting;

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

The Audit and Financial Statements Review Committee, when acting as the financial statements review committee, operates pursuant to the terms of a charter that is published on our website. Pursuant to the Israeli Companies Regulations (Financial Statements Approval Procedure), 5770-2010, a financial statements review committee must consist of at least three members, the chair of the committee must be an External Director, and the majority of its members must be directors who meet certain independence requirements of the Companies Law, and, among other criteria, all of its members must be able to read and understand financial statements, with at least one of the independent members having financial and accounting expertise. We comply with such requirements because the chair of the Committee is an External Director, our Committee has five members, all of which meet the independence criteria of the Companies Law and are able to read and understand financial statements and Mr. Bar Nir and Prof. Nisan have been determined by the Board to have financial and accounting expertise.

Compensation Committee

Mrs. Shapira (chair), Mr. Ben Zeev and Mr. Bar Nir are members of the Board’s compensation committee (Compensation Committee). Pursuant to the Companies Law (see above “Compensation of Directors and Executive Officers – Compensation Policy”), the compensation committee of a public company, such as Elbit Systems, is required to consist of at least three members, and all of the External Directors must be members of the committee (one of which to be appointed as the chair) and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law and whose compensation is in accordance with the compensation requirements applicable to the External Directors. Furthermore, all of the Committee members must comply with the independence requirements of the SEC and Nasdaq. All of our Compensation Committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC and have been determined to be eligible to be members of a compensation committee in accordance with the Companies Law. The chair of our Compensation Committee is an External Director, and the majority of the Committee members are External Directors.

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

According to the Companies Law, Employment Terms of a public company’s Office Holders must be approved by the compensation committee and the board. In addition, with respect to Employment Terms of the CEO, a director or any Office Holder where the Employment Terms are not consistent with an approved compensation policy or for an Office Holder who is also considered a controlling shareholder (or such controlling shareholder’s Relative), approval by the company’s shareholders is also required in accordance with the applicable majority requirements of the Companies Law. For further information see above “Compensation of Directors and Executive and Executive Officers – Compensation Policy”, Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Office Holders and Item 10. Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders.

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

In addition, while our Board recognizes the benefits of directors serving on the boards of other companies, it believes that the number of such memberships should be reasonably limited in order to allow its members to devote sufficient time to fulfill their duties as directors of the Company. Therefore, as provided in the Nominating Committee charter, it is expected that a director will not serve on the boards of more than four other publicly traded companies (academic institutions and non-profit organizations excluded).

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
Bilha (Billy) Shapira
Yuli Tamir

Board and Committee Meetings

The Board meets quarterly and at other times during the year as necessary to conduct its activities. The Audit and Financial Statement Review Committee, in each of its roles as either the audit committee or the financial statements review committee, meets at least quarterly, and the Compensation Committee and Corporate Government and Nominating Committee each meet at least annually. In addition, in accordance with the applicable Nasdaq rules, our independent directors conduct executive sessions at least twice a year. Each of the committees also meets at additional times during the year as may be necessary to carry out its functions. As determined by our Board, Board members are expected to attend at least 90% of all meetings of the Board and the committees on which they serve (except in cases of unavoidable circumstances). During 2021, the average attendance for Board members at Board and committee meetings was approximately 99.6%.

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2019, 2020 and 2021 were as follows:

	Total Employees	U.S. Employees
2021	17,787	3,515
2020	16,676	2,703
2019	16,575	2,580

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 4,640 employees in Israel are covered by such agreements that extend for various periods through 2026. In addition, approximately 550 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods through July 2024.

Share Ownership

As of March 15, 2022, the ownership by the members of our Board and by our executive officers of our ordinary shares (either actual ordinary shares or ordinary shares that the person has the right to acquire within 60 days as the result of the exercise of an option), was as follows (in each case, based on information that each applicable person has provided to us):

(1)     Michael Federmann, the chair of our Board, has the right to control the voting of the 19,580,342 ordinary shares (i.e., approximately 44.2% of our outstanding ordinary shares) that are owned, directly and indirectly, by FEL (the FEL Share Position);

(2)    David Federmann, a member of our Board and the son of Michael Federmann, has an indirect non-voting economic interest in the FEL Share Position; and

(3)     Except as provided above, as of March 15, 2022, no individual director or executive officer beneficially owned (as determined under SEC rules) 1% or more of our outstanding ordinary shares.

For further information on the FEL Share Position, including the indirect economic interests of Michael Federmann and David Federmann, and the shareholdings of other members of the Board and executive officers, see Item 7. Major Shareholders and Related Party Transactions – Major Shareholders – Percentages. The ordinary shares beneficially owned by the above-mentioned persons have the same voting rights as all of our other outstanding ordinary shares.

Elbit Systems’ Stock Option Plans

2018 Equity Incentive Plan for Executive Officers

In February 2018, our Board approved the 2018 Equity Incentive Plan for Executive Officers (as may be amended from time to time - the 2018 Equity Plan), for a period of eight years. The purpose of the 2018 Equity Plan is to link the compensation and benefits of our executive officers with the future growth and success of the Company and its affiliates and with long-term shareholder value. Our Board has also approved the appointment of our Compensation Committee as the administrator of the 2018 Equity Plan. Under the 2018 Equity Plan, the Company may allocate options to its Israeli resident executive officers, subject to receipt of approvals as required under Israeli Law, to be exercised using a “Net-Exercise Mechanism" (Options), which entitle the recipients to exercise the Options for an amount of shares reflecting only the benefit factor. In 2018, the Board approved a pool of 1,000,000 Options. In February 2021, the Board approved amendments to the 2018 Equity Plan that increased the pool of Options permitted to be granted under the 2018 Equity Plan to 1,500,000 Options (an increase of 500,000 Options) and extended the duration of the 2018 Equity Plan by an additional three years.

The Options are granted under the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version] of 1961 with respect to the “capital gain tax route”, as well as in compliance with the Israeli Income Tax Rules (Tax Relief in Issuance of Shares to Employees) 2003, as amended from time to time.
The exercise price of an Option is denominated in U.S. dollars and is the higher of:
(1) the average of the closing share price of Elbit Systems ordinary shares on the TASE, during the period of thirty (30) trading days preceding, but not including, the date on which our Board approves the granting of the respective Options (Date of the Board Resolution) converted into U.S. dollars by applying the average representative U.S. dollar - NIS exchange rate during such thirty (30) trading days period; or

(2) the closing share price of our ordinary shares on the TASE on the last trading date preceding the Date of the Board Resolution, converted into U.S. Dollars by applying the representative U.S. dollar - NIS exchange rate most recently published by the Bank of Israel prior to the Date of the Board Resolution.

The grant date of Options to a recipient is determined to be the latest of (the Grant Date):
(1) the Date of the Board Resolution;
(2) the first trading day after a period of thirty (30) days has elapsed from the date the 2018 Equity Plan is filed with the Israeli Tax Authorities; or
(3) where applicable, the date on which the required corporate approvals have been obtained.

Granted Options vest, subject to continued employment of the participant with the Company or a subsidiary, as follows: forty percent (40%) on the second anniversary of the Grant Date, with the remaining sixty percent (60%) of the Options vesting twenty percent (20%) each on the third, fourth and fifth anniversary of the Grant Date, respectively.

The 2018 Equity Plan includes customary terms such as adjustments for capital modifications (reverse stock split, stock split, etc.), rights offering restructuring (split, merger, etc.) and the like. Under the 2018 Equity Plan, vesting of Options of a participant will be fully accelerated in case his or her employment is terminated by the Company without cause within a period of twelve (12) months following any change of control over the Company. The 2018 Equity Plan also allows, subject to approvals of the Compensation Committee and the Board, acceleration, continued vesting and exercisability of the Options, as well as post-termination exercise periods, in case of termination of employment without cause, or as a result of death or disability. For further information on the terms of the 2018 Equity Plan see the 2018 Equity Incentive Plan for Executive Officers filed as Exhibit 4.2.1 to this annual report on Form 20-F.

2022 Equity Incentive Plan for Employees

On January 16, 2022, our Board approved the 2022 Equity Incentive Plan for Employees (as may be amended from time to time - the Employees Plan), for a period of seven (7) years. The purpose of the Employees Plan is to enable Elbit Systems to link the compensation and benefits of its employees with the future growth and success of Elbit Systems and its affiliates and with long-term shareholder value, through the creation of a long-term incentive for employees. Our Board has also approved the appointment of our Compensation Committee as the administrator of the Employees Plan. Under the Employees Plan, the Company may allocate options to employees of Elbit Systems and its wholly owned subsidiaries, to be exercised using a “Net-Exercise Mechanism”, which entitles the recipients to exercise the options for an amount of shares reflecting only the benefit factor. The Board approved an option pool of 1,100,000 options under the Employees Plan.

Options to Israeli Employees (as defined under the Employees Plan) are granted under the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version] of 1961, with respect to the “capital gain tax route”, as well as in compliance with the Israeli Income Tax Rules (Tax Relief in Issuance of Shares to Employees) 2003, as amended from time to time.

The exercise price of an option is denominated in U.S. dollars and is the higher of:

(1) the average of the closing share price of Elbit Systems ordinary shares on the TASE, during the period of thirty (30) trading days preceding, but not including, the Grant Date, converted into U.S. dollars by applying the average representative U.S. dollar - NIS exchange rate during such thirty (30) trading days period; or

(2) the closing share price of our ordinary shares on the TASE on the last trading date preceding the Grant Date, converted into U.S. dollars by applying the representative U.S. dollar - NIS exchange rate most recently published by the Bank of Israel prior to the Grant Date.

The Grant Date of options to a recipient is determined to be the later of:

(1) the date on which the grant of the options to a participant was approved by the administrator of the plan; or

(2) the first trading day after a period of thirty (30) days has elapsed from the date the Employees Plan is filed with the Israeli Tax Authorities; unless otherwise determined by the Board or required under applicable law.
Granted options vest, subject to continued employment of the participant with the Company or a subsidiary, as follows: forty percent (40%) on the second anniversary of the Grant Date, with the remaining sixty percent (60%) of the Options vesting thirty percent (30%) each on the third and fourth anniversary of the Grant Date, respectively.

The Employees Plan includes customary terms such as adjustments for capital modifications (reverse stock split, stock split, etc.), and rights offering restructuring (split, merger, etc.). The Employees Plan also allows, subject to approvals as set forth in the Employees Plan, acceleration, continued vesting and exercisability of the options, as well as post-termination exercise periods, in case of termination of employment without cause, or as a result of death or disability. For further information on the terms of the Employees Plan see the 2022 Equity Incentive Plan for Employees filed as Exhibit 4.2.2 to this annual report on Form 20-F.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders
Percentages

As of March 15, 2022, we had 44,291,912 ordinary shares outstanding. The following table sets forth specific information as of March 15, 2022, to the best of our knowledge, concerning:

•beneficial ownership of more than 5% of our outstanding ordinary shares; and

•the number of ordinary shares beneficially owned by all of our executive officers and directors as a group. Ordinary shares that a person has the right to acquire within 60 days of March 15, 2022 through the exercise of Options under the 2018 Equity Plan (see footnote (6) below) are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and Board members as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares(1)
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel	19,580,342	(2)	44.2%
The Phoenix Holding Ltd. Derech Hashalom 53 Givataim, 53454, Israel	2,310,240	(3)	5.20%
1832 Asset Management L.P. One Adelaide St. E., Ste. 2900 Toronto, Ontario Canada M5C 2V9	2,231,000	(4)	5.00%
All executive officers and directors as a group (22 persons)	43,404	(5) (6)	0.10%

(1)Based on 44,291,912 ordinary shares outstanding as of March 15, 2022.

(2)Includes 3,836,458 ordinary shares held by Heris Aktiengesellschaft (Heris). Heris is owned, directly and indirectly, by Federmann Enterprises Ltd. (FEL). FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the chair of Elbit Systems’ Board and the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of ordinary shares owned by Heris and FEL (approximately 44.2% of our outstanding ordinary shares). In addition, Michael Federmann is the trustee of a trust on behalf of his sister, Irith Federmann-Landeau, that holds an indirect non-voting economic interest of approximately 7.7% in our outstanding ordinary shares through an indirect approximately 17.5% non-voting interest in FEL. Michael Federmann and his sons, David (who also serves as a member of the Elbit Systems Board), Gideon and Daniel Federmann, collectively hold an indirect economic interest equivalent to approximately 27.3% of our outstanding ordinary shares, with Michael Federmann holding an approximately 7.7% economic interest and each of his sons an approximately 6.6% economic interest. In connection with loans obtained from time to time by FEL from two Israeli banks, FEL has pledged to the banks an aggregate of 3,000,000 of our ordinary shares as security for the loans.

(3) Pursuant to a Schedule 13G filed by Phoenix Holdings Ltd. with the SEC on February 7, 2022, the ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the Phoenix Subsidiaries). The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(4)    Pursuant to a Schedule 13G filed by 1832 Asset Management L.P. with the SEC on February 11, 2022, the ordinary shares are held within mutual funds or other client accounts managed by 1832 Asset Management L.P., acting as portfolio manager.

(5)    This amount does not include any ordinary shares that may be deemed to be beneficially owned by Michael Federmann or David Federmann as described in footnote (2) above.

(6) The 2018 Equity Plan includes a mandatory “Net Exercise Mechanism” that entitles the recipients to exercise Options for the number of shares determined based on the excess, if any, of the fair market value of the shares underlying such options over the exercise price of such options, calculated based on the date of exercise. For further information regarding the 2018 Equity Plan see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems' Stock Option Plan – 2018 Equity Incentive Plan for Executive Officers, as well as the Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers, filed as Exhibit 4.2.1 to this annual report. The number of ordinary shares reflected above as owned by all executive officers and directors as a group was calculated based on a hypothetical exercise on March 15, 2022, which is a theoretical date. The number of ordinary shares that will actually be issued will vary, depending on the date of exercise and the market price of the ordinary shares on such date. The aggregate number of Options granted to executive officers that are exercisable on or within 60 days following March 15, 2022 is 111,500 Options.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

Our controlling shareholder generally has the same voting rights as other holders of our ordinary shares. See also Exhibit 2.1 – Description of Securities.

We are not aware of any significant changes in the number of shares held by our major shareholders during the last three years.

As of March 15, 2022, approximately 11% of our outstanding ordinary shares were held in the United States by approximately 115 shareholders of record registered on the books of our transfer agent.

We are not aware of any arrangement which may result in a change in control of the Company.

In 2020, we filed a shelf prospectus with the Israeli Securities Authority and with the TASE, under which we may issue, from time to time, different type of securities pursuant to filing supplemental shelf offering reports. The shelf prospectus would typically be effective for two years, unless extended with the consent of the Israeli Securities Authority. In July 2021, we completed a public notes offering on the TASE of Series B, C and D Notes in an aggregate amount of NIS 1.9 billion (equal to approximately $581 million at the time of the offering), pursuant to the shelf prospectus. For more information, see Item 5. Operating and Financial Review and Prospects – Financial Resources – Israeli Debt Offering.

Related Party Transactions

The Company engages from time to time, in the normal course of business, in transactions with related parties (including with companies affiliated with FEL, the Company’s major shareholder) for certain goods and services, such as purchase of materials, hotel services and catering services. Related party transactions also include, among others, such transactions with entities in which an Office Holder of the Company serves as a director. The Company does not believe its transactions with related parties during the annual period commencing on January 1, 2021 are either material to the Company or unusual in their nature or conditions. All transactions with related parties are approved in accordance with the requirements of the Companies Law. For further information regarding approval of transactions with related parties see Item 10. Additional Information – Approval of Certain Transactions.

For further information regarding certain transactions between the Company and related parties as well as entities in which we hold less than a controlling interest see Item 18. Financial Statements – Note 27.

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Our international sales (outside Israel) constitute a significant portion of our sales. In 2021, these sales were approximately $4.2 billion, constituting approximately 79% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2021 Compared to 2020 – Revenues.

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:
(US dollars)

Year	Dividend
2019	1.76 per share
2020	1.67 per share
2021	1.86 per share

Other than any significant event that may be described in this annual report, there have not been any significant changes since December 31, 2021.

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

The Companies Law and Restated Articles of Association. The Companies Law is the basic corporation law governing Israeli publicly and privately held companies. The Companies Law mandates that specific provisions be included in an Israeli company’s articles of association, which are included in Elbit Systems’ Articles of Association.

Purpose. Our purpose, as stated in Article 3 of the Articles of Association, includes any lawful purpose. In addition, Article 3 permits us to contribute reasonable amounts to worthy causes.

Appointment and Removal of Directors. Under our Articles of Association our directors (except for External Directors - see Item 6. Directors, Senior Management and Employees – Board Practices – External Directors) are elected by the shareholders at the annual meeting by a simple majority of our ordinary shares. Directors generally hold office until the next annual general meeting. Under certain circumstances, our Board may appoint new directors to fill vacancies. For further information see Item 6. Directors, Senior Management and Employees – Directors and Executive Officers – Board of Directors.

Internal Auditor. Israeli public companies are required to appoint an internal auditor who was initially recommended by the audit committee. The main role of the internal auditor is to examine whether the company’s activities are conducted in accordance with the law, with integrity and pursuant to orderly business procedures. Our internal auditor operates in accordance with our Audit and Financial Statements Review Committee charter that provides the framework for the committee’s oversight of the internal auditor’s functions, consistent with applicable Israeli and U.S. laws and regulations. Under the Companies Law, the internal auditor may not be an Office Holder (see below “Office Holder”), an “interested party” (as defined below) or a “Relative” (see below “Approval of Certain Transactions – Personal Interest and Extraordinary Transactions”) of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is generally defined in the Companies Law as any person who (a) serves as a director or the chief executive officer of the company, (b) has the right to appoint a director or chief executive officer or (c) owns 5% or more of the issued share capital or the voting rights.

Office Holders

An “Office Holder” is defined under the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person who fulfills these functions without regard to that person’s title and any other manager directly subordinate to the general manager. Under the Companies Law, the general manager of a corporation has authority equivalent to that of a president or chief executive officer of a U.S. corporation. For such purposes, our general manager is Bezhalel Machlis, our President and Chief Executive Officer. Each person listed as a director or executive officer in Item 6. Directors ‒ Senior Management and Employees ‒ Directors and Executive Officers, is an Office Holder of Elbit Systems.

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

Some members of our Board are also directors of FEL or companies controlled by FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, directors affiliated with any such companies will be excluded from any decisions concerning the issue or transaction. In addition, an issue or transaction with any of such companies also requires authorization in accordance with the requirements of the Companies Law. See below “Approval of Certain Transactions” and “Provisions Relating to Major Shareholders”.

Arrangements in connection with the Employment Terms (see Item 6. Directors, Senior Management and Employees ‒ Compensation of Directors and Executive Officers ‒ Compensation Policy) of Elbit Systems’ Office Holders require special authorizations. See below “Approval of Certain Transactions ‒ Approval of Employment Terms of Office Holders”.

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

Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder of a publicly traded company immediately disclose, and no later than the first board meeting at which the transaction is discussed, any Personal Interest, as defined below, that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction of the company. A person with a Personal Interest in any such transaction that is brought for approval of the audit committee or board of directors may not be present at the meeting where the transaction is being deliberated or approved (unless the chair of the audit committee or the board, as the case may be, determines that such person’s presence at the meeting is required for presentation of the relevant transaction) and, in case such person is a director, he or she may not vote on the matter, unless a majority of the members of the audit committee or of the board of directors (as the case may be) have a Personal Interest in the approval of the relevant transaction, in which case the directors having such Personal Interest may be present and may participate in the vote. If, however, the majority of the members of the board of directors have a “Personal Interest” in such transaction, the approval of the shareholders is also required.

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

(1) a person’s Relative (as defined below);

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

An “Extraordinary Transaction” is a transaction:

(1) other than in the ordinary course of business;

(2) other than on market terms; or

(3) likely to have a material impact on the company’s profitability, assets or liabilities.

“Relative” means any of the following:

(1) a spouse, brother, sister, parent, grandparent or descendant;

(2) the descendant, brother, sister or parent of a spouse of a person mentioned in (1) above; or

(3) the spouse of any of the persons mentioned in (1) or (2) above.

Approval of Transactions

In accordance with the Companies Law the transactions specified below require the following approvals, provided always that such transactions are for the benefit of the company:

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

(ii)    a material action or arrangement (unrelated to Employment Terms) that may otherwise be considered a breach of fiduciary duty by an Office Holder; or

(iii)    an Extraordinary Transaction of a public company with its controlling shareholder or with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, as well as an agreement of a public company with its controlling shareholder or his or her Relatives, directly or indirectly, including through a company controlled by him or her, regarding the grant of services to the applicable company, as the case may be (in addition, if he or she is an Office Holder - regarding the terms of his engagement and employment, or if he or she is an employee that is not an Office Holder - regarding his or her employment with the Company); and

(3)    approval of both the compensation committee and the board of directors - an arrangement regarding Employment Terms of an Office Holder or of a controlling shareholder or his or her Relatives as Office Holders of the company.

Except for certain exemptions specified under the Companies Law, the transactions and arrangements described above may also require shareholder approval, including, where applicable, by a Special Uninterested Majority. In addition, the Companies Law requires re-approval every three years with respect to some of the matters referred to above. Re-approval when applicable is required by the audit committee or the compensation committee, as the case may be, and by the board of directors and, except for certain specific exemptions, by the shareholders. See below ‒ “Exemption, Insurance and Indemnification of Directors and Officers ‒ Exemption, Insurance and Indemnification of Directors and Officers under the Articles of Association” and also ‒ “Provisions Relating to Major Shareholders”.

Under the Companies Law, the audit committee of a public company such as Elbit Systems is also required to determine whether to carry out competitive or other procedures before any engagement in a transaction, even if such transaction is not an Extraordinary Transaction, with a controlling shareholder or in which a controlling shareholder has a Personal Interest.

Approval of Employment Terms of Office Holders

In accordance with the Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding Employment Terms of an Office Holder. In addition, the Companies Law requires that the company will obtain the approval of the shareholders for any Employment Terms arrangement with (i) the CEO; (ii) a director; (iii) any other Office Holder where the Employment Terms are not consistent with an approved compensation policy; or (iv) an Office Holder that is also considered a controlling shareholder (or his or her Relative). Such shareholders approval requires a Special Uninterested Majority, except with respect to Employment Terms of a director that are consistent with the company's compensation policy. See Item 6. Directors, Senior Managers and Employees ‒ Compensation of Directors and Executive Officers ‒ Compensation Policy.

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

In addition, pursuant to the Companies Law, in special cases the compensation committee and the board of directors may approve Employment Terms of an Office Holder (other than a director or a controlling shareholder, but including the CEO) that requires the approval of the shareholders as specified above, even if the shareholders do not approve such Employment Terms, provided that:

(1)    both the compensation committee and the board of directors re-discussed the relevant Employment Terms and decided to approve them despite the shareholders’ objection, based on detailed reasoning; and

(2)    the company is not a “Public Pyramid Held Company”. A “Public Pyramid Held Company” is a public company that is controlled by another public company (including by a company that only issued debentures to the public), which is also controlled by another public company (including a company that only issued debentures to the public) that has a controlling shareholder.

Changes of the terms of a current arrangement regarding Employment Terms of an Office Holder (other than a director or a controlling shareholder) require only the approval of the compensation committee, if the compensation committee has determined that such changes are not material.

For further information see above “General Provisions of Israeli Law and Related Provisions of Articles of Association ‒ Office Holders” and Item 6. Directors, Senior Management and Employees - Compensation of Directors and Executive Officers ‒ Compensation Policy.

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

The Israeli Securities Law also permits such an insurance policy to cover a payment which an Office Holder is obligated to make to an injured party as set forth in the relevant sections of the Securities Law, as well as expenses incurred by an Office Holder in connection with certain proceedings that are specified in the Securities Law, including reasonable litigation expenses (including attorneys’ fees), provided that a relevant provision is included in the company’s articles of association.

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

Under the Companies Law, a company may indemnify an Office Holder in respect of certain liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an Office Holder in advance of an event, the indemnification, pursuant to (1) above, must be limited to foreseeable events in light of the company’s actual activities at the time the company undertook such indemnification and also limited to amounts or criteria determined by the board of directors as reasonable under the circumstances, and the undertaking to indemnify will specify any such events, amounts or criteria.

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

The aggregate amount of indemnification by Elbit Systems to our Office Holders may not exceed 25% of Elbit Systems’ consolidated shareholders’ equity as reflected in our most recent consolidated financial statements published prior to the date of the indemnification payment.

In 2011, Elbit Systems’Audit and Financial Statements Review Committee, Board and shareholders approved the grant to members of our Board (including to Michael Federmann, who may be considered a direct or indirect controlling shareholder of the Company, and to his son David Federmann), of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit and Financial Statements Review Committee or Compensation Committee (as the case may be) and the Board for indemnification of Office Holders of Elbit Systems who are not directors.

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

Elbit Systems’ Compensation Policy allows Elbit Systems to purchase, from time to time during the term of the Compensation Policy, directors and officers (D&O) liability insurance. Pursuant to the Compensation Policy, the coverage limit under each such insurance policy will not exceed $200 million, and the insurance policy terms, as well as the premium paid by the Company will reflect the current market conditions with respect to the Company and the nature of its operations. For additional information, see Item 6. Directors, Senior Management and Employees ‒ Compensation of Directors and Executive Officers - Compensation Policy. In accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the inclusion of our Office Holders in any D&O liability insurance policy that is consistent with our Compensation Policy will require only the approval of our Compensation Committee if the D&O liability insurance policy applicable to each of them (i) is purchased on market terms and (ii) the purchase thereof will not have a material effect on the Company’s profitability, assets or obligations.

In a meeting held on February 27, 2022, our Compensation Committee approved the purchase of a D&O liability insurance policy which complies with the provisions of our Compensation Policy and further approved the inclusion therein, in addition to all other Office Holders, of Michael Federmann (who may be considered a direct or indirect controlling shareholder of the Company), of his son David Federmann and of Bezhalel Machlis, our President and CEO, in accordance with the requirements of the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000. As of March 15, 2022, the D&O policy’s limit of liability was $100 million. The Compensation Committee also approved the purchase of a D&O liability insurance policy for a subsidiary of the Company, which also covers certain Office Holders of the Company, including our President and CEO, in accordance with the limitations under our Compensation Policy.

In addition, our Compensation Policy authorizes the Company, subject to applicable law and the Company’s Articles of Association, to exempt our Office Holders, from liability for violating their duty of care towards the Company. However, such exemption will not apply with respect to any decision or transaction in which a controlling shareholder, executive officer or director of the Company (even if such shareholder, executive officer or director is not the one who is exempted) has a personal interest. At the April 2021 General Meeting, our shareholders, following recommendation of our Compensation Committee and the approval of our Board, approved providing an exemption letter reflecting the above conditions and limitations to Bezhalel Machlis, our President and CEO, and to the Company's current and future directors (including to Michael Federmann, who may be considered a direct or indirect controlling shareholder of the Company, and to his son David Federmann). Similar letters were also approved by the Compensation Committee and the Board for exemption of other Office Holders of Elbit Systems who are not directors. The exemption letters granted to Michael Federmann and David Federmann are valid until April 2024.

Rights, Preferences and Restrictions of Shares

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each, of which 44,291,912 ordinary shares were issued and outstanding as of March 15, 2022. All issued and outstanding ordinary shares are fully paid and non-assessable. For information regarding voting rights, dividend rights and other rights generally applicable to our ordinary shares see the Description of Securities filed as Exhibit 2.1 to this annual report (the Description of Securities) under “Rights Generally Applicable to Ordinary Shares”.

General Meetings of Shareholders

See the Description of Securities under “General Meetings of Shareholders”.

Change of Control

See the Description of Securities under “Change of Control”.

Provisions Relating to Major Shareholders

See the Description of Securities under “Provisions Relating to Major Shareholders”.

Borrowing Power

See the Description of Securities under “Borrowing Power”.

Exchange Controls

See the Description of Securities under “Exchange Controls and Other Limitations Affecting Security Holders”.

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

Our income tax liability in Israel is based on our unconsolidated earnings and such earnings of our Israeli-based subsidiaries. It is determined in NIS and not in U.S. dollars. Tax liability of non-Israeli subsidiaries is determined according to the laws of their respective countries of residence. As a result, the tax provision in our consolidated financial statements does not directly relate to income reported on these statements.

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

A portion of our Israeli operations have been granted “Approved Enterprise”, “Privileged Enterprise” and “Preferred Enterprise” status, as described under “Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. We cannot assure that Elbit Systems or our Israeli subsidiaries will continue to qualify for such benefits or benefits under the Law for Encouragement of Industry in the future. We also cannot assure that we will continue to qualify as an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, or that the benefits described above will be available in the future. See further Item 18. Financial Statements - Note 18A(3).

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

Investment Law. The Israeli Law for the Encouragement of Capital Investments, 1959 (the Investment Law) provides tax benefits to companies that make capital investments in eligible fixed assets. Under the Investment Law, subject to applicable conditions, companies could apply to receive “Approved Enterprise”, “Privileged Enterprise” or “Preferred Enterprise” status, each of which provides various tax benefits. See Item 18. Financial Statements - Note 18A.

On November 15, 2021, the Israeli government approved the Economic Efficiency Bill (Legislative Amendments for Attaining Budgetary Objectives for the 2021 and 2022 Budget Years) - 2021 (the Economic Efficiency Bill) regarding repatriation of retained exempt earnings from Approved Enterprises and Privileged Enterprises (Exempt Earnings). The Economic Efficiency Bill includes a temporary provision, effective as of August 15, 2021, offering relief of 30% to 60% on the amount of tax which would otherwise have been required to be paid on distributable earnings, in order to encourage companies to pay the reduced taxes during the next 12 months (the Temporary Provision). The Temporary Provision provides partial relief from Israeli corporate income tax for companies that elect the offered benefit, on a linear basis, resulting in a greater release of Exempt Earnings and greater relief from corporate income tax. According to the new linear statutory formula, the corporate income tax to be paid on Exempt Earnings accumulated until December 31, 2020 that were not yet distributed as a dividend (Selected Accumulated Income) would vary from a 6% to 17.5% effective tax rate (depending on the company’s corporate tax rate in the year in which the income was derived and the amount of Exempt Earnings elected to be relieved), without taking into account the 15% dividend withholding tax (which should be levied only upon actual distribution, if any). The reduced corporate tax is payable within 30 days of making the election. The Temporary Provision does not require the actual distribution of the Selected Accumulated Income, nor does it provide any relief from the 15% dividend withholding tax.

The partial corporate income tax relief is available to companies that elect to implement the Temporary Provision by November 15, 2022 in respect of Exempt Earnings accrued up to December 31, 2020, provided that up to 30% (the exact rate is calculated according to a new statutory formula) of the “released” Selected Accumulated Income is re-invested in Israel though at least one of the following: industrial activities, research and development activities, assets used by the company or salaries of newly recruited employees.

As part of the Temporary Provision, Article 74 of the Investment Law was amended and as a result, starting August 15, 2021, a company with Exempt Earnings that distributes dividends will have to attribute a portion of the distributed sum to Exempt Earnings, and a portion to non-exempt earnings, on a pro-rata basis. The Company elected to implement the Temporary Provision to “release” approximately $784 million of Exempt Earnings and as a result pay the reduced corporate tax in an amount of approximately $80 million.

Tax on IP-based Income. In 2016, Israel enacted a tax law amendment introducing a new tax regime for intellectual property (IP)-based companies. The regime is tailored to a post-BEPS (base erosion profit shifting) world, encouraging multinationals to consolidate IP ownership and profits in Israel along with existing Israeli R&D functions. Tax benefits created to achieve this goal include a reduced corporate income tax rate of 6% on IP-based income and on capital gains from the future sale of IP. The 6% rate would apply to qualifying Israeli companies that are part of a group with global consolidated revenue of over NIS 10 billion (approximately $3.2 billion). Other qualifying companies with global consolidated revenue below NIS 10 billion would be subject to a 12% tax rate. However, if the Israeli company is located in development zone “A”, the tax rate is further reduced to 7.5%. Additionally, subject to meeting applicable conditions, withholding tax on dividends may be subject to a reduced rate of 4% for all qualifying companies (unless further reduced by a treaty). See Item 18. Financial Statements ‒ Note 18A(3).

Capital Gains to a Shareholder

Capital gains to Israeli residents. The tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of any of our means of control) is 25%, and a tax rate for an individual “principal” shareholder (those persons holding 10% or more of any of our means of control) is 30%. Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional surtax tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 647,640 (approximately $208,000) for 2021, which amount is linked to the annual change in the Israeli consumer price index. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed on capital gains at the applicable corporate tax rate.

Capital gains to non-residents of Israel. Gains on the sale of ordinary shares traded on the TASE and on Nasdaq held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, the United States - Israel tax treaty generally exempts United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the twelve months prior to a sale of their shares, from Israeli capital gains tax in connection with such sales under certain circumstances and subject to meeting applicable conditions.

Taxation on Dividends Paid to a Shareholder

Income tax for individual Israeli residents. Residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). The tax rate on dividend income to a “non-principal” individual shareholder is 25% and 30% to an individual “principal” shareholder. The paying company withholds at source income tax at the rate of 25% or 30% in the case of a “principal shareholder”. A company the stock of which is traded on a stock exchange withholds tax at the rate of 25% from dividends paid to a “principal” shareholder for shares registered and held by a registration company. Dividends distributed from “Preferred Income” under Preferred Enterprise status (see above “Investment Law”) are subject to a withholding tax rate of 20%, subject to a reduced tax rate under the provisions of applicable double taxation treaties. Following Elbit Systems' election in February 2022 to implement the Temporary Provision and pay a reduced tax on distribution of the Selected Accumulated Income, dividends distributed in the future will include the Selected Accumulated Income, the withholding tax rate for which will be calculated according to the proportion between the Selected Accumulated Income and the total accumulated earnings as of December 31, 2020. Accordingly, the aggregate withholding tax rate on those dividends for individuals and non-residents is expected to be approximately 17%.

Income tax for non-residents of Israel. Non-residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). The tax rate on dividend income to a “non-principal” non-resident of Israel shareholder is 25% and 30% to a “principal” shareholder (including a foreign company as opposed to an Israeli company). The paying company withholds at source income tax at the rate of 25% for a “non-principal” shareholder, or 30% for a “principal” shareholder. A company whose stock is traded on a stock exchange will withhold tax at the rate of 25% from dividends paid to a “principal” shareholder for shares registered and held by a registration company, unless a lower rate is applicable under a double taxation treaty. Accordingly, Elbit Systems withholds income tax at the source.Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Privileged Enterprise or Preferred Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period (this limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law). Dividends distributed from “Preferred Income” under a Preferred Enterprise status are subject to a withholding tax rate of 20% (unless a lower treaty rate applies).
In light of Elbit Systems’ election in February 2022 to implement the Temporary Provision and pay a reduced tax on distribution of the Selected Accumulated Income (see above “Investment Law”), dividends to be distributed after such election will include the Selected Accumulated Income, and the withholding tax rate on them will be calculated according to the proportion between the Selected Accumulated Income and the total accumulated earnings as of December 31, 2020. Accordingly, the aggregated withholding tax rate on those dividends for individuals and non-residents is expected to be approximately 17%.

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

A U.S. corporation would have a reduced withholding tax rate on dividends of 12.5%. The U.S. corporation must own at least 10% of the voting shares during a portion of Elbit Systems’ tax year in which the payment of the dividend occurs but prior to the payment date and during the entire prior tax year. The reduced rate is also subject to a condition that not more than 25% of Elbit Systems’ gross income for the prior tax year may consist of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries. In light of Elbit Systems' election in February 2022 to implement the Temporary Provision and pay a reduced tax on distribution of the Selected Accumulated Income, dividends distributed after such election will include the Selected Accumulated Income, and the withholding tax rate on them will be calculated according to the proportion between the Selected Accumulated Income and the total accumulated earnings as of December 31, 2020. Accordingly, the aggregated withholding tax rate on those dividends for individuals and non-residents is expected to be approximately 17%.

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

Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on ordinary shares generally will be eligible for credit against a U.S. Shareholder’s (as defined below) U.S. federal income tax liability at such U.S. Shareholder’s election, as discussed under “Dividends” below. The rules relating to foreign tax credits are complex, and each U.S. Shareholder should consult his or her tax advisor to determine whether and if he or she would be entitled to this credit.

This summary of Israeli taxation is based on existing treaties, laws, regulations and judicial and administrative interpretations thereof. There can be no assurance that any of these may not be amended or repealed, possibly with retroactive effect, or that a tax authority may take a contrary position. Also, this summary does not address the tax consequences that may be applicable to specific persons based on their individual circumstances. It also does not address any local or other foreign tax consequences. A shareholder should consult his or her own tax advisor as to the specific tax consequences of purchasing, holding or transferring our shares.

United States Federal Income Tax Considerations

General

The following is a summary of material U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of our ordinary shares by a “U.S. Shareholder”, which, for these purposes, means a beneficial owner of ordinary shares that is a citizen or resident of the United States, a U.S. domestic corporation, or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares.

This summary is based on provisions of the Code, existing and proposed U.S. Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this annual report. These authorities and their interpretation are subject to change, possibly with retroactive effect. No ruling will be requested by us from the Internal Revenue Service (the IRS) regarding the tax consequences to a U.S. Shareholder, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences, such as state, local or foreign taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares. Investors are urged to consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of owning and disposing of our ordinary shares in light of their particular circumstances.

This summary applies to U.S. Shareholders only if they hold ordinary shares as capital assets for tax purposes.
In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including, but not limited to, U.S. expatriates, insurance companies, banks, regulated investment companies and real estate investment trusts, securities or currency-dealers, financial institutions, tax-exempt organizations, persons holding ordinary shares as part of a straddle, hedging or conversion transaction, traders in securities that elect to apply a mark‑to‑market method of accounting, persons who acquired our ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation, persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), persons whose functional currency is not the U.S. dollar, and persons owning (directly, indirectly or by attribution) 10% or more of our shares (by vote or value).

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds our ordinary shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of our ordinary shares.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL SHAREHOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules”, a U.S. Shareholder generally will be required to include in income, as ordinary dividend income, the U.S. dollar amount of any distribution of cash or property on our ordinary shares to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not intend to compute earnings and profits under U.S. tax principles. U.S. Shareholders therefore should expect that all distributions with respect to our ordinary shares will be treated for U.S. federal income tax purposes as dividends. Dividends paid with respect to our ordinary shares do not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations.

Subject to certain exceptions for short-term positions, dividends received with respect to our ordinary shares by a U.S. Shareholder that is an individual, trust, or estate generally will be subject to tax at preferential tax rates if the dividends are “qualified dividends.” Dividends paid on our ordinary shares will be treated as qualified dividends if the ordinary shares are readily tradable on an established securities market in the United States and we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The ordinary shares are listed on the Nasdaq and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 and 2021 taxable years and do not anticipate becoming a PFIC for our 2022 taxable year or in the reasonably foreseeable future. See “Passive Foreign Investment Company Rules”, below.

There is no assurance that dividends received with respect to our ordinary shares by U.S. Shareholders from Elbit Systems will be eligible for such preferential tax rates. Each U.S. Shareholder of ordinary shares is urged to consult his or her own tax advisor regarding the availability to him or her of the reduced dividend tax rate in light of his or her own particular situation.

The amount of any distribution paid in NIS, including the amount of any Israeli withholding tax thereon, will be included in the gross income of a U.S. Shareholder in an amount equal to the U.S. dollar value of the NIS calculated by reference to the spot rate of exchange in effect on the date the distribution is received by the U.S. Shareholder. If a U.S. Shareholder converts dividends paid in NIS into U.S. dollars on the day we distribute the dividends, the U.S. Shareholder generally should not be required to recognize foreign currency gain or loss with respect to such conversion. If the NIS received in the distribution are not converted into U.S. dollars on the date of receipt, any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of the NIS will generally be treated as U.S. source ordinary income or loss. Special rules govern and special elections are available to accrual method taxpayers to determine the U.S. dollar amount that should be included in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and the elections applicable in this regard.

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

Sale, exchange or other disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules”, upon the sale, exchange or other taxable disposition of ordinary shares, a U.S. Shareholder generally will recognize capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other disposition and the U.S. Shareholder’s adjusted tax basis, determined in U.S. dollars, of the ordinary shares. Any gain or loss recognized upon the sale, exchange or other disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other disposition, the holding period of the ordinary shares exceeds one year. In the case of individual U.S. Shareholders, long-term capital gains generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses by a U.S. Shareholder is subject to significant limitations. U.S. Shareholders should consult their own tax advisors in this regard.

In general, gain or loss recognized by a U.S. Shareholder on the sale, exchange or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, if an Israeli tax is imposed on the sale or disposition of the ordinary shares, a U.S. Shareholder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Israeli taxes. U.S. Shareholders who hold ordinary shares through an Israeli stockbroker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized if the U.S. Shareholder does not obtain approval of an exemption from the Israeli Tax Authorities. Israeli taxes paid under circumstances in which an exemption from such tax was available generally will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. U.S. Shareholders should consult their Israeli stockbroker or other intermediary regarding the procedures for obtaining an exemption.

If a U.S. Shareholder receives NIS upon the sale of ordinary shares, that U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (PFIC) for any taxable year if at least 75% of its gross income consists of passive income (which is generally subject to certain exceptions for active businesses, dividends, interest, rents, royalties and gains from the sales of property generating such income), or at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC with respect to our 2020 and 2021 taxable years, and expect that we will not be a PFIC for the current taxable year or in the reasonably foreseeable future. However, this conclusion is a factual determination that must be made at the close of each year and is based on factors that may be outside of our control, including, among other things, the valuation of our ordinary shares and assets, which will likely change from time to time. Therefore, there is no assurance that we will not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, or changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Shareholder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC and (ii) the U.S. Shareholder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC for any taxable year that a U.S. Shareholder holds our ordinary shares, any gain recognized by the U.S. Shareholder on a sale or other disposition of our ordinary shares would be allocated pro-rata over the U.S. Shareholder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed. Further, to the extent that the distributions received by a U.S. Shareholder on our ordinary shares in a taxable year during which we are treated as a PFIC exceed 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Shareholder’s holding period, whichever is shorter, those distributions would be subject to taxation in the same manner as gain on the sale or other disposition of ordinary shares, as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. If we are treated as a PFIC with respect to a U.S. Shareholder for any taxable year, the U.S. Shareholder will be deemed to own its pro rata share in any of our subsidiaries that also are PFICs, and will be subject to the PFIC rules with respect to each such subsidiary PFIC. If we are considered a PFIC, a U.S. Shareholder also will be subject to annual information reporting requirements.

The PFIC rules are complex. U.S. Shareholders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares.

Foreign Financial Asset Reporting

Certain U.S. Shareholders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of $5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Shareholders that fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

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

As of December 31, 2021 and December 31, 2020, the notional amount of our outstanding forward contracts was $3,069.3 million and $863.0 million, respectively. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivative instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2021. The table does not include information regarding the cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS loan from a financial institution in 2020 and Series B Notes issued during 2021 (see “Interest Rate Risk Management” below).

Maturity Date - Notional Amount - (US dollars in millions)

	2022	2023	2024	2025	2026 onwards	Total	Fair Value at 12/2021
Buy US$ and sell:
EUR	392.6	229.3	177.6	70.7	2.5	872.7	50.3
GBP	65.9	60.9	27.2	9.4	2.5	165.9	2.7
NIS	334.2	—	—	—	—	334.2	(5.8)
Other currencies	150.3	20.4	32.4	28.6	16.1	247.8	3.0
Total	943.0	310.6	237.2	108.7	21.1	1,620.6	50.2

Maturity Date - Notional Amount - (US dollars in millions)

	2022	2023	2024	2025	2026 onwards	Total	Fair Value at 12/2021
Sell US$ and buy:
EUR	153.5	199.4	132.9	26.8	14.7	527.3	(32.2)
GBP	5.4	0.9	—	—	—	6.3	—
NIS	894.0	—	—	—	—	894.0	28.4
Other currencies	18.8	2.0	—	—	—	20.8	1.2
Total	1,071.7	202.3	132.9	26.8	14.7	1448.4	(2.6)
At December 31, 2021, a 5% and 10% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized losses of $4.4 and $6.3 million, respectively, and a 5% and 10% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $6.6 and $15.1 million, respectively. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, most of such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2021, our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans and Notes. Our deposits were mainly in U.S. dollars.

In 2020, we borrowed NIS 0.7 billion from a financial institution. The loan bears a fixed interest rate of 1.5% per annum, payable in June 2022. We also entered into cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS loan. Under the cross-currency interest rate swaps, the Company received NIS at a fixed rate of 1.5% on the NIS 0.7 billion and paid a fixed U.S. dollar interest rate of 2.385% per annum. The loans were repaid during 2021.

In 2021, we issued NIS 1.9 billion (approximately $575 million) in Series B, C and D Notes. Following the issuance of the Series B Notes we entered into cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Notes. Under the cross-currency interest rate swaps, the Series B Notes were adjusted to the changes of the NIS to the U.S.dollar and will pay a fixed U.S. dollar interest rate of 1.92% per annum.

In 2021, we borrowed $445 million from a financial institution. The loan bears a floating interest rate of 1.75 % plus the three months U.S. dollar Libor per annum. The interest rate will decrease, subject to the Company meeting a certain financial ratio. The loan will mature in 2026.

The remaining debt is mainly short and long-term loans in U.S. dollars.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to cause that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2021, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013 Framework"). Based on this assessment, management believes that, as of December 31, 2021, our internal control over financial reporting was effective. As permitted by the SEC, management excluded two subsidiaries acquired during 2021 from its design and assessment of the internal control over financial reporting, which subsidiaries are included in the 2021 consolidated financial statements of the Company and constituted 6% and 2% of the total and net assets, respectively, as of December 31, 2021 and 3% and 3% of the revenues and net income, respectively, for the year then ended.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Kost Forer Gabbay & Kasierer (Kost), a member of Ernst & Young Global (EY), an independent registered public accounting firm (PACOB) (IB:1281), as stated in their report included in Item 18. Financial Statements. As indicated, the evaluation of the effectiveness of our internal control over financial reporting did not include an evaluation of the internal control over financial reporting of two subsidiaries acquired during 2021.

Changes in Internal Control over Financial Reporting. During the period covered by this annual report, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except as discussed in “Enterprise Resource Planning (ERP) Implementation” below.

Enterprise Resource Planning (ERP) Implementation. We are advancing in the process of implementing an ERP system, as part of a multi-year plan to integrate and upgrade our systems and processes. The implementation of this ERP system, which occurs in phases, began in 2020 with the migration of certain of our operational and financial systems in our corporate headquarters and certain other locations to the new ERP system and is expected to continue through 2023, when the operational and financial systems in other locations will be substantially transitioned to the new system. As a phased implementation of this system occurs, we are experiencing certain changes to our processes and procedures which, in turn, result in changes to our internal control over financial reporting. While we expect the new ERP system to strengthen our internal financial controls by automating certain manual processes and standardizing business processes and reporting across our organization, management will continue to evaluate and monitor our internal controls as processes and procedures in each of the affected locations evolve.

Item 16A. Audit Committee Financial Expert.

Mr. Bar Nir and Prof. Nisan, members of our Audit and Financial Statements Review Committee, each meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and each of their designations as an Audit Committee Financial Expert has been determined by the Board. They are each independent, as that term is defined in the Nasdaq listing standards. See also Item 6. Directors, Senior Management and Employees – Directors and Executive Officers – Board of Directors.

Item 16B. Code of Ethics.

We have adopted a code of business conduct and ethics that is applicable to all our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. The code of ethics was approved by our Board and covers areas of professional and business conduct. It is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest. The code of ethics is supplemented by our anti-bribery and corruption compliance policy and other related policies and procedures, including those relating to our whistleblower and investigations process, due diligence and business gifts and entertainment. We also have a supplier code of conduct that is applicable to ethics and compliance requirements for our supply chain. We provide training on our code of ethics to all of our employees. Our code of ethics, anti-bribery and corruption compliance policy and supplier code of conduct, as well as certain other compliance related policies, are each posted on our website: www.elbitsystems.com. A copy of the code of ethics is available, without charge, to any Elbit Systems investor, employee or other person upon request to Elbit Systems Ltd., Office of the Corporate Secretary, P.O. Box 539, Advanced Technology Center, Haifa 3100401 Israel. For additional information on our ethics and anti-bribery and corruption compliance policies, see Item 4. Information on the Company – Environmental, Social and Governance (ESG) Practices.

Item 16C. Principal Accountant Fees and Services.

At the annual general shareholders meeting held in December 2021, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:
(U.S. dollars in thousands)

	Year Ended December 31, 2021	Year Ended December 31, 2020
Audit Fees	$4,486	$3,607
Tax Fees	306	251
Other Fees	50	115
Total	$4,842	$3,973

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

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2021 or fiscal year 2020.

Our Audit and Financial Statements Review Committee has adopted a pre-approval policy for the engagement of our independent auditors to perform audit and permitted non-audit services. Under this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Financial Statements Review Committee pre-approves annually a range of specific audit and non-audit services in the categories of Audit Services, Audit-Related Services, Tax Services and other services that may be performed by our independent auditors, and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. Any proposed services exceeding the pre-approved fees or which include other scope of work, require specific pre-approval by the Audit and Financial Statements Review Committee. Accordingly, all of the above-mentioned independent auditor fees were pre-approved by our Audit and Financial Statements Review Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Reference is made to the disclosure relating to changes in shareholdings of major shareholders in Item 7 of this annual report on Form 20-F.

No shares were repurchased by Elbit Systems during 2021.

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

In 2018, our Board approved the establishment of the 2018 Equity Plan and authorized the grant of up to 1,000,000 options to purchase our ordinary shares. In 2021, our Board approved an amendment to the 2018 Equity Plan to authorize the grant of an additional 500,000 options thereunder. Pursuant to Israeli law, no shareholder approval was needed in connection with such actions. We provided Nasdaq with letters as required under Nasdaq Marketplace Rule 5615(a)(3). In 2022, our Board approved the establishment of the Employees Plan and authorized the grant of up to 1,100,000 options to purchase our ordinary shares. In lieu of Nasdaq Marketplace Rule 5635(c), the Company follows home country practice, which did not require shareholder approval in connection with the establishment of the 2018 Equity Plan or the Employees Plan. See also Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers and 2022 Equity Incentive Plan for Employees.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 17. Financial Statements.

Not applicable.

Item 18.     Financial Statements.

See Consolidated Financial Statements attached to this annual report on Form 20-F.

Item 19.     Exhibits.

(a)    Index to Financial Statements

(b)    Exhibits

#	Description
1.1	Elbit Systems’ Memorandum of Association(1)
1.2	Elbit Systems’ Restated Articles of Association(2)
2.1	Description of Securities
4.1.1	Description of the Terms of Office and Employment of the Company’s President and Chief Executive Officer(3)
4.1.2	Description of Amendment to the Terms of Office and Employment of the Company’s President and Chief Executive Officer(4)
4.2.1	Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers(5)
4.2.2	Elbit Systems Ltd. 2022 Equity Incentive Plan for Employees
4.3	Elbit Systems Ltd. Compensation Policy for Executive Officers and Directors(6)
4.4	Summary of IMI Acquisition Agreements(7)
8	Major Operating Subsidiaries of Elbit Systems
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	Consent of Kost Forer Gabbay & Kasierer
101	Inline XBRL Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)    Filed as Exhibit 1.1 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 25, 2020, and incorporated herein by reference.

(2)    Filed as Exhibit 1.2 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 25, 2020, and incorporated herein by reference.

(3)    Filed as Exhibit 4.2 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 22, 2016, and incorporated herein by reference.

(4)    Filed as Exhibit A to Elbit Systems’ proxy statement dated March 3, 2021, filed as Exhibit 1 to Elbit Systems’ Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 3, 2021, and incorporated herein by reference.

(5) Filed as Exhibit 4.2 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 24, 2021, and incorporated herein by reference.

(6)    Filed as Exhibit A to Elbit Systems’ proxy statement dated March 3, 2021, filed as Exhibit 1 to Elbit Systems’ Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 3, 2021, and incorporated herein by reference.

(7)    Filed as Exhibit 4.4 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 19, 2019, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2022

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID:1281)	F - 2 - F - 7

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 8 - F - 9

Consolidated Statements of Income	F - 10

Consolidated Statements of Comprehensive Income	F - 11

Statements of Changes in Equity	F - 12 - F - 14

Consolidated Statements of Cash Flows	F - 15 - F - 16

Notes to the Consolidated Financial Statements	F - 17 - F - 75

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, and financial statement schedule listed in the Index at Item 19 (collectively referred to as the “consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 7, 2022, expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

To test the Company’s EAC analyses, our audit procedures included, among others, obtaining an understanding of the contract and the contractual terms, evaluated, for a sample of contracts, the Company’s historical ability to accurately estimate expected costs by comparing management’s estimates of labor hours, subcontractor costs and materials required to complete the contract to actual results. We also verified costs incurred by comparing them to supporting documents and agreed key terms to contract documentation, including estimated contract value. In addition, we verified that the variances in costs incurred from projected costs are properly reflected in the EAC analyses. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Title	Defined Benefit Pension Plan Obligations
Description of the Matter
As described in note 17, as of December 31, 2021, the Company’s aggregate defined benefit pension obligation was $918 million and exceeded the fair value of pension plan assets of $349 million, resulting in an unfunded defined benefit pension obligation of $569 million. The Company updates the estimates used to measure the defined benefit pension obligation and plan assets at year-end or upon a remeasurement event to reflect updated participant data, actuarial assumptions and actual return on plan assets, among others.
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

To test the defined benefit pension obligation, our audit procedures included, among others, evaluating the methodology used, the significant actuarial assumptions described above, and the underlying data used by the Company. For example, we confirmed the consistency of the actuarial assumptions used by management and evaluated that the change in the defined benefit pension obligation from the prior year was due to the effects of service cost, interest cost, actuarial gains and losses, benefit payments, contributions and new mortality assumptions. In addition, we involved our actuarial specialists to assist in evaluating management’s methodology for determining the discount rates and that the discount rates reflect the duration of the related benefit payments. To evaluate the reasonableness of future salary increases and the mortality assumptions, we assessed whether the information is consistent with publicly available information. We also tested the completeness and accuracy of the underlying data, including the participant data used in the actuarial calculations. To evaluate the expected return on plan assets, we assessed whether management’s assumption was consistent with a range of returns for a portfolio of comparative investments. In addition, we evaluated the appropriateness of the related disclosures in the consolidated financial statements.

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Title	Acquisition accounting for Sparton business combination
Description of the Matter
As described in Note 1.d.2 to the consolidated financial statements, on April 6, 2021, the Company completed the acquisition of 100% of the outstanding common shares of Sparton Corporation for a total consideration of $350 million, net of cash assumed (the “Sparton Acquisition”). The Sparton Acquisition was accounted for as a business combination in accordance with ASC 805 “Business Combination”. The Company’s accounting for the acquisition included determining the fair value of the identifiable assets acquired and liabilities assumed, which included customer-relationship, developed technology and in process research and development intangible assets.

Auditing the Company’s determination of the customer-relationship, developed technology and in process research and development intangible assets for the acquisition was complex due to the significant estimation required by management. The estimated fair value of the customer-relationship, developed technology and in process research and development intangible assets at the acquisition date was $119.9 million, $45 million and $41.7 million, respectively. The complexity was primarily due to the sensitivity of the fair value to certain significant underlying assumptions. The Company primarily used a Multiperiod Excess Earnings Method (MPEEM) to measure the customer-relationship and in process research and development, and relief from royalty method to measure the developed technology. The significant assumptions used to estimate the value of the customer-relationship, developed technology and in process research and development intangible assets included the discount rates and certain assumptions that form the basis of the projected financial information (e.g., revenue and operating profit margin). These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process for determining the fair value of the customer-relationship, developed technology and in process research and development intangible assets. For example, we tested controls over management’s estimation process supporting the recognition and measurement of the customer-relationship, developed technology and in process research and development intangible assets, including the review of the valuation model and significant assumptions used in the valuation model.

To test the estimated fair value of the customer-relationship, developed technology and in process research and development intangible assets, we performed audit procedures that included, among others, evaluating the Company’s selection of the appropriate valuation methodology, evaluating the significant assumptions used by management and testing the completeness and accuracy of the underlying data. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates, such as the discount rate utilized in the valuation of the customer relationship, developed technology and in process research and development assets, respectively. For example, we compared the significant assumptions to current industry, market and economic trends, historical results of the acquired business and to other relevant third-party industry outlooks. We also performed a sensitivity analyses of the significant assumptions to evaluate the effects on the estimated fair value.
 In addition, we evaluated the appropriateness of the related disclosures in relation to the Sparton acquisition.

/s/ Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global
We have served as the Company's auditor since 2003.
Tel Aviv, Israel
April 7, 2022

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on Internal Control over Financial Reporting
We have audited Elbit Systems Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Elbit Systems Ltd. and subsidiaries’ (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sparton Corporation (“Sparton”) and BAE Systems Rokar international Ltd. (“Rokar”), which are included in the 2021 consolidated financial statements of the Company and constituted 6% and 2% of total and net assets, respectively, as of December 31, 2021, and 3% and 3% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Sparton and Rokar.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and financial statement schedule listed in the Index at Item 19 and our report dated April 7, 2022, expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Tel Aviv, Israel
April 7, 2022

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands, except share data)

	Note	December 31, 2021	December 31, 2020
CURRENT ASSETS:
Cash and cash equivalents		$258,993	$278,794
Short-term bank deposits		1,185	1,524
Trade and unbilled receivables and contract assets, net	3	2,770,124	2,519,562
Other receivables and prepaid expenses	4	279,228	156,330
Inventories, net	5	1,670,474	1,316,688
Total current assets		4,980,004	4,272,898

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	6	182,553	184,338
Long-term trade and unbilled receivables and contract assets	7	316,074	312,097
Long-term bank deposits and other receivables	8	133,505	69,269
Deferred income taxes, net	18F	65,274	118,513
Severance pay fund	2R	301,192	293,716
		998,598	977,933

OPERATING LEASE RIGHT OF USE ASSETS	9	416,383	423,088

PROPERTY, PLANT AND EQUIPMENT, NET	10	902,684	786,972

GOODWILL	11	1,550,552	1,316,768

OTHER INTANGIBLE ASSETS, NET	11	469,123	280,238

TOTAL ASSETS		$9,317,344	$8,057,897

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands, except share data)

	Note	December 31, 2021	December 31, 2020

CURRENT LIABILITIES:
Short-term bank credit and loans	12	$27,676	$312,993
Current maturities of long-term loans and Series B, C and D Notes	15,16	78,682	17,972
Operating lease liabilities	9	76,778	65,520
Trade payables		1,023,679	1,007,237
Other payables and accrued expenses	13	1,314,321	1,218,273
Contract liabilities	14	1,502,955	1,000,159
Total current liabilities		4,024,091	3,622,154

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	15	356,624	408,820
Series B, C and D Notes, net of current maturities	16	528,324	—
Employee benefit liabilities	2R,17	884,353	914,364
Deferred income taxes and tax liabilities, net	18F	141,451	132,442
Contract liabilities	14	293,984	169,073
Operating lease liabilities	9	386,644	397,936
Other long-term liabilities	20	155,610	181,741
Total long-term liabilities		2,746,990	2,204,376

COMMITMENTS AND CONTINGENT LIABILITIES	21

EQUITY:	22
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2021 and 2020; Issued and outstanding 44,255,563 and 44,198,330 shares as of December 31, 2021 and 2020, respectively.		12,762	12,742
Additional paid-in capital		420,966	415,654
Accumulated other comprehensive loss		(97,857)	(211,222)
Retained earnings		2,195,764	2,000,980
Total Elbit Systems Ltd. equity		2,531,635	2,218,154
Non-controlling interests		14,628	13,213
Total equity		2,546,263	2,231,367

TOTAL LIABILITIES AND EQUITY		$9,317,344	$8,057,897

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars (In thousands, except per share data)

	Note	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019

Revenues	2T, 23	$5,278,521	$4,662,572	$4,508,400
Cost of revenues		3,920,473	3,497,465	3,371,933
Gross profit		1,358,048	1,165,107	1,136,467
Operating expenses:
Research and development, net	24	395,087	359,745	331,757
Marketing and selling, net		291,751	290,703	301,400
General and administrative, net		267,362	223,935	214,749
Other operating income, net	6C, 9D, 10(4)	(14,660)	(34,963)	(33,049)
Total operating expenses		939,540	839,420	814,857

Operating income		418,508	325,687	321,610
Financial expenses, net	25	(40,393)	(71,270)	(69,072)
Other income (expenses), net	26	5,336	7,408	(6,243)
Income before income taxes		383,451	261,825	246,295
Income taxes	18D	(131,387)	(36,443)	(19,414)
		252,064	225,382	226,881
Equity in net earnings of affiliated companies and partnerships	6B	22,599	12,604	1,774
Net income		$274,663	$237,986	$228,655
Less: net income attributable to non-controlling interests		(313)	(328)	(798)
Net income attributable to Elbit Systems Ltd.’s shareholders		$274,350	$237,658	$227,857

Basic net earnings per share attributable to Elbit Systems Ltd.’s shareholders	22	$6.21	$5.38	$5.20
Diluted net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$6.20	$5.38	$5.20

Weighted average number of shares used in computation of basic net earnings per share		44,204	44,198	43,787
Weighted average number of shares used in computation of diluted net earnings per share		44,278	44,215	43,848

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars (In thousands)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net income	$274,663	$237,986	$228,655

Other comprehensive income (loss), net of tax:(*)
Foreign currency translation differences	(4,193)	851	7,362
Unrealized gains (losses) on derivative instruments	71,245	(27,482)	9,965
Pension and other post-retirement benefit plans	47,915	(40,791)	(66,806)
	114,967	(67,422)	(49,479)
Total comprehensive income	389,630	170,564	179,176
Less: comprehensive income attributable to non-controlling interest	(1,915)	835	(1,338)
Comprehensive income attributable to Elbit Systems Ltd.’s shareholders	$387,715	$171,399	$177,838

(*)     Other comprehensive income (loss), net of tax expenses (tax benefit) in the amounts of $(6,186), $1,891 and $924 for the years 2021, 2020 and 2019, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2019	42,789,409	$12,348	$263,556	$(94,944)	$1,691,921	$(40,428)	$21,955	$1,854,408
Stock-based compensation	—	—	3,994	—	—	—	—	3,994
Issuance of treasury shares	1,408,921	394	144,018	—	—	40,428	—	184,840
Dividends paid	—	—	—	—	(57,719)	—	(4,859)	(62,578)
Other comprehensive loss, net of tax expense of $924	—	—	—	(50,019)	—	—	540	(49,479)
Net income attributable to non-controlling interests	—	—	—	—	—	—	798	798
Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	227,857	—	—	227,857
Balance as of December 31, 2019	44,198,330	$12,742	$411,568	$(144,963)	$1,862,059	$—	$18,434	$2,159,840

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2020	44,198,330	$12,742	$411,568	$(144,963)	$1,862,059	$—	$18,434	$2,159,840
Cumulative effect change adoption of ASC 326	—	—	—	—	(5,484)	—	—	(5,484)
Stock-based compensation	—	—	4,086	—	—	—	—	4,086
Dividends paid and declared	—	—	—	—	(93,253)	—	(4,386)	(97,639)
Other comprehensive loss, net of tax expense of $1,891	—	—	—	(66,259)	—	—	(1,163)	(67,422)
Net income attributable to non- controlling interests	—	—	—	—	—	—	328	328
Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	237,658	—	—	237,658
Balance as of December 31, 2020	44,198,330	$12,742	$415,654	$(211,222)	$2,000,980	$—	$13,213	$2,231,367

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Non– controlling interest	Total equity
Balance as of January 1, 2021	44,198,330	$12,742	$415,654	$(211,222)	$2,000,980	$—	$13,213	$2,231,367
Exercise of options	62,538	20	—	—	—	—	—	20
Stock-based compensation	—	—	5,312	—	—	—	—	5,312
Dividends paid and declared	—	—	—	—	(79,566)	—	(500)	(80,066)
Other comprehensive income, net of tax expense of $6,186	—	—	—	113,365	—	—	1,602	114,967
Net income attributable to non- controlling interests	—	—	—	—	—	—	313	313
Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	274,350	—	—	274,350
Balance as of December 31, 2021	44,260,868	$12,762	$420,966	$(97,857)	$2,195,764	$—	$14,628	$2,546,263

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (In thousands )

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$274,663	$237,986	$228,655
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	153,091	144,420	137,146
Write-off impairment	—	7,932	3,692
Stock-based compensation	5,312	4,086	3,994
Amortization of Series A, B, C and D related issuance costs, net	399	(46)	(93)
Deferred income taxes and reserve, net	39,095	(5,345)	(15,059)
Gain on sale of property, plant and equipment	(14,457)	(34,926)	(34,154)
Gain on sale of investments, remeasurement of investments held under fair value method	(15,153)	(23,572)	(7,928)
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received(*)	7,724	(7,853)	8,526
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and contract assets, net and prepaid expenses	(430,296)	(508,057)	(267,924)
Increase in inventories, net	(336,221)	(69,762)	(55,841)
Increase in trade payables, other payables and accrued expenses	105,201	143,847	115,621
Severance, pension and termination indemnities, net	9,834	31,394	4,629
Increase (decrease) in contract liabilities	617,740	358,730	(174,582)
Net cash provided by (used in) operating activities	416,932	278,834	(53,318)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(188,624)	(132,210)	(137,604)
Acquisitions of subsidiaries and business operations, net of cash consumed (Schedule A)	(385,011)	218	(357,144)
Investments in affiliated companies and other companies, net	(1,828)	(8,212)	(8,567)
Proceeds from premises evacuation grants receivable	—	—	344,913
Deferred payment on acquisition	(60,560)	—	—
Proceeds from sale of property, plant and equipment	25,745	71,933	36,671
Proceeds from sale of investments	16,177	44,200	—
Proceeds from sale of (investment in) long-term deposits, net	481	221	(38)
Investment in short-term deposits	(435)	(683)	(2,314)
Proceeds from sale of short-term deposits	6,334	1,666	17,294
Net cash used in investing activities	(587,721)	(22,867)	(106,789)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of treasury shares	—	—	184,840
Proceeds from exercise of options	20	—	—
Repayment of long-term loans	(536,062)	(370,367)	(243,324)
Proceeds from long-term loans	476,273	201,551	350,000
Issuance of Series B, C, D Notes, net of issuance costs	575,249	—	—
Repayment of Series A Note	—	(55,532)	(55,532)
Dividends paid	(79,175)	(78,194)	(62,578)
Change in short-term bank credit and loans, net	(285,317)	104,309	(718)
Net cash provided by (used in) financing activities	150,988	(198,233)	172,688

Net increase (decrease) in cash and cash equivalents	(19,801)	57,734	12,581
Cash and cash equivalents at the beginning of the year	$278,794	$221,060	$208,479
Cash and cash equivalents at the end of the year	$258,993	$278,794	$221,060

(*) Dividends received from affiliated companies and partnerships	$30,323	$9,151	$10,300

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (In thousands )

SUPPLEMENTAL CASH FLOW ACTIVITIES:

Cash paid during the year for:	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Income taxes, net	$38,168	$44,212	$12,850
Interest	$18,990	$20,078	$35,301

Schedule A: Acquisitions of subsidiaries and business operations

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Working capital (deficit), net (excluding cash and cash equivalents )	$(55,589)	$683	$15,056
Property, plant and equipment	32,094	24,526	32,770
Other long-term assets	1,612	—	(2,537)
Goodwill and other intangible assets	451,101	(32,482)	334,126
Deferred income taxes	(33,088)	6,088	1,204
Employee benefit liabilities, net	(653)	967	(19,930)
Long-term liabilities	(10,466)	—	(3,545)
	$385,011	$(218)	$357,144

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.    GENERAL

Elbit Systems Ltd. (“Elbit Systems” or the “Company”) is an Israeli corporation that is approximately 44.20% owned by Federmann Enterprises Ltd. Elbit Systems’ shares are traded on the Nasdaq Global Select Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”). Elbit Systems and its subsidiaries (collectively the “Company”) are engaged mainly in the fields of defense, homeland security and commercial aviation. Elbit Systems' major wholly-owned subsidiaries are Elbit Systems of America, LLC (“ESA”), Elbit Systems Electro-Optics Elop Ltd. (“Elop”), Elbit Systems C4I and Cyber Ltd. (“C4I and Cyber”), Elbit Systems EW and SIGINT - Elisra Ltd. (“Elisra”), Elbit Systems Land Ltd. (“ELS”) and IMI Systems Ltd. (“IMI”).

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
During 2020 and 2021 the Company's defense activities, which accounted for most of its business, were not materially impacted by the pandemic, although some of the businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.
The significant slow-down in commercial air traffic, and the expectation that a commercial air traffic recovery to 2019 levels will likely take a number of years, have reduced the demand for products and services for the commercial aviation markets. Additionally, manufacturers of aircraft for these markets have announced plans to reduce production rates to adapt to the lower demand. Following a review of the economic impact on the Company’s assets overall, and those assets impacted by the commercial aviation industry in particular, the Company recorded in the third quarter of 2020 non-cash expenses related to impairment of assets and inventory write-offs, due to COVID-19, in the amount of approximately $60,004. These expenses were recorded mainly in the “Cost of Revenues” line item in the Consolidated Statement of Income.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

D.     ACQUISITIONS AND INVESTMENTS

1.On April 1, 2021, the Company completed the acquisition of BAE Systems Rokar International Ltd. (“Rokar”) for a purchase price of approximately $31,400, net of cash assumed. Rokar is located in Jerusalem, Israel, and specializes in the development, manufacture, integration and support of high-end GPS receivers and guidance systems for advanced defense applications.

2.Based on a purchase price allocation ("PPA") performed by independent adviser, the fair value of the assets of the acquired company is estimated as follows :

	Fair value	Expected useful lives
Net tangible assets and liabilities assumed (current and non-current), excluding cash and cash equivalents	$(3,400)
Technology	3,800	15 years
Customer relationships	4,800	14 years
Customer backlog	1,200	2 years
Goodwill	25,000
	$31,400

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired.

The results of operations of Rokar were consolidated from the date of acquisition. Proforma information has not been provided, since the impact of Rokar's financial results was not material to the revenue and net income of the Company.

3.On April 4, 2021, ESA completed the acquisition of Sparton Corporation ("Sparton") from Cerberus Capital Management, L.P for a purchase price of approximately $350,000 net of cash assumed. Headquartered in De Leon Springs, Florida, Sparton is a developer, producer and supplier of systems supporting Undersea Warfare for the U. S. Navy and allied military forces.

Based on a PPA performed by independent adviser, the fair value of the assets of the acquired company is estimated as follows :

	Fair value	Average expected useful lives
Net tangible assets and liabilities assumed (current and non-current), excluding cash and cash equivalents	$(65,800)
Technology	45,000	16 years
IPR&D	41,700	Indefinite
Customer relationships	119,900	31 years
Customer backlog	14,700	3 years
Goodwill	194,500
	$350,000

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired.

The results of operations of Sparton were consolidated from the date of acquisition. Proforma information has not been provided, since the impact of Sparton's financial results was not material to the revenue and net income of the Company.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 - GENERAL (Cont.)

D.     ACQUISITIONS AND INVESTMENTS (Cont.)

4.In September 2019, ESA completed the acquisition of the night vision business of L3Harris Technologies (the "Night Vision Business") for a purchase price of approximately $351,500 subject to working capital adjustments. Located in Roanoke, Virginia, the Night Vision Business is engaged in the development, production and supply of night vision technology for the U.S. and allied military and security forces and for the U.S. federal homeland security market. Following the acquisition, the Night Vision Business operates as Elbit Night Vision (“ENV”). The results of operations of ENV were consolidated in the Company's financial statements commencing on the date of acquisition and were immaterial to the Company's results of operations for the year ended December 31, 2019.

Based on PPA performed by independent adviser, the purchase price was attributed to the fair value of assets acquired and liabilities assumed as follows:

	Fair value	Average expected useful lives
Net tangible assets and liabilities assumed (current and non-current), excluding cash and cash equivalents	$74,703
Technology	38,000	8 years
Customer relationships	90,000	20 years
Customer backlog	6,300	3 years
Goodwill	142,511
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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 - GENERAL (Cont.)

D.     ACQUISITIONS AND INVESTMENTS (Cont.)

4.    In January 2019, the Company completed the acquisition of 100% of an Israeli affiliated company, previously held by the Company at 19%, for a purchase price of approximately $11,800, of which approximately $4,050 is contingent consideration, which may become payable on the occurrence of certain future events. Based on a PPA performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $9,200) and to other intangible assets (approximately $2,700). The results of operations of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition. The effects of this acquisition on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality. As of December 31, 2021, the contingent consideration was $509.

5.    On November 25, 2018, the Company completed the acquisition of 100% of the interests in an Israeli company, IMI Systems Ltd. and its subsidiaries (collectively: "IMI"), for a total nominal consideration of approximately $520,000 (approximately NIS 1,900 million). The consideration was comprised of the following: approximately $380,000 (approximately NIS 1,400 million) paid in cash, approximately $24,000 (approximately NIS 90 million) is contingent consideration recorded at fair value subject to IMI achieving agreed performance goals, which may become payable on the occurrence of certain future events.As of December 31, 2021, the contingent consideration was approximately $30,800.

During 2021 the Company paid the first deferred payment on acquisition in the amount of approximately $60,560. The last deferred payment of approximately $54,270 will be paid during 2022.

Further to the acquisition agreement, the Company was entitled to premises evacuation compensation in the amount of approximately $365,000 (approximately NIS 1,365 million), upon the relocation of certain of IMI's facilities. During 2019, the Company sold the premises evacuation receivable for the amount of approximately $345,000 to an Israeli bank and accounted for the transaction as a true sale under ASC 860. The Company is still entitled to receive building inputs index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value and as of December 31, 2021 amounted to approximately $51,800 (See Note 8).

6.    During 2018, an Israeli subsidiary operating in the field of commercial cybersecurity was deconsolidated following an investment by a third party, which holds certain substantial participation rights, resulting in loss of control over the subsidiary. As a result, the Company recognized in other operating income a net gain related to the revaluation of the shares held by the Company of approximately $42,000. In addition, in the second quarter of 2018, a third party invested in a newly established Israeli subsidiary acting in the area of surgeon-centered visualization technologies, resulting in loss of control of the subsidiary because the third party investor holds certain substantial participation rights. As a result, the Company recognized in other operating income a net gain of approximately $3,500 related to revaluation of the shares held by the Company.

During 2020, due to sale of holdings and third party investment, the Company received proceeds of approximately $48,000. In addition, the Company recognized in other income a net gain of approximately $16,727. As part of the sale transaction the Company acquired business operations from an affiliated company.

During 2021, as part of revaluation of the investment accounted for under the fair value method, the Company recognized gain of approximately $11,100 in other income. (see Note 6C(1) and Note 26).

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

The following table displays the changes in accumulated other comprehensive income (loss), net of taxes, in the amount of $113,365, $66,259 and $50,019, for the years ended December 31, 2021, 2020 and 2019, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) with respect to pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of January 1, 2019	$(3,158)	$(39,499)	$(52,287)	$(94,944)
Other comprehensive income (loss) before reclassifications	19,838	(60,161)	6,822	(33,501)
Amount reclassified from accumulated other comprehensive income (loss)	(9,873)	(6,645)	—	(16,518)
Net current-period other comprehensive income (loss)	9,965	(66,806)	6,822	(50,019)

Balance as of January 1, 2020	$6,807	$(106,305)	$(45,465)	$(144,963)
Other comprehensive income (loss) before reclassifications	11,798	(57,359)	2,014	(43,547)
Amount reclassified from accumulated other comprehensive income (loss)	(39,280)	16,568	—	(22,712)
Net current-period other comprehensive income (loss)	(27,482)	(40,791)	2,014	(66,259)

Balance as of January 1, 2021	$(20,675)	$(147,096)	$(43,451)	$(211,222)
Other comprehensive income (loss) before reclassifications	100,900	47,229	(5,795)	111,519
Amount reclassified from accumulated other comprehensive income (loss)	(29,655)	686	—	1,846
Net current-period other comprehensive income (loss)	71,245	47,915	(5,795)	113,365
Balance as of December 31, 2021	$50,570	$(99,181)	$(49,246)	$(97,857)

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g, budgets, business plans, financial statements, etc.). During 2021 no impairment was recorded. During 2020 the Company recorded impairment of approximately $4,400 for one of its affiliated companies, and during 2019 the Company recorded impairment in an aggregate amount of approximately $3,700 for three of its affiliated companies.

J.    VARIABLE INTEREST ENTITIES

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

K.    LONG-TERM RECEIVABLES

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

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2%-19%
Instruments, machinery and equipment	9%-32%
Office furniture and other	7%-21%
Motor vehicles and airplanes	13%-17%	(Mainly 15%)

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

The Company is advancing in the process of developing and implementing a new Enterprise Resource Planning (“ERP”) system. Certain costs incurred during the application development stage have been capitalized in accordance with authoritative accounting guidance related to accounting for the cost of computer software developed or obtained for internal use. The capitalized costs for this ERP system were approximately $22,770 and $18,140, for the years ended December 31, 2021 and 2020, respectively. These costs are amortized over the system's estimated useful life, over a period not to exceed 12 years in the aggregate, as the ERP system is placed in service.

N.    OTHER INTANGIBLE ASSETS

Other identifiable intangible assets mainly consist of purchased technology, customer relations and trademarks. These intangible assets are stated at cost, net of accumulated amortization and impairments, and are amortized over their useful life using the straight-line method or the accelerated method, whichever better reflects the applicable expected utilization pattern.

O.    IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets and finite-lived intangible assets are reviewed for impairment in accordance with ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets (or assets group) to be held and used is determined by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount is higher, an asset is deemed to be impaired and the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2021, no impairment was recognized. For the year ended December 31, 2020, the Company recognized an impairment of approximately $3,500 as part of COVID-19 write-offs. (see Note 1C). For the year ended December 31, 2019, no impairment was recognized (see Note 1D(4)). As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.    GOODWILL IMPAIRMENT

Goodwill is subject to an impairment test at the reporting unit level on an annual basis (or more frequently if impairment indicators arise).

The Company identified several reporting units based on the guidance of ASC 350, “Intangibles – Goodwill and Other”.

The impairment test compares carrying values of the reporting units to its estimated fair values. If the carrying value exceeds the fair value, then the Company recognizes an impairment of goodwill for the amount of this excess. For each of the three years in the period ended December 31, 2021, no impairment was identified.

As required by ASC 820, “Fair Value Measurement”, the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

Q.    SEVERANCE PAY

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

Severance pay expenses for the years ended December 31, 2021, 2020 and 2019, amounted to approximately $72,309, $66,841 and $59,943, respectively.

R.    PENSION AND OTHER POSTRETIREMENT BENEFITS

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

S.    REVENUE RECOGNITION

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.    REVENUE RECOGNITION (Cont.)

For most of the Company's long-term contracts, where the Company's performance does not create an asset with an alternative use, the Company recognizes revenue over time as it performs because of continuous transfer of control to the customer. For Israeli, U.S. and some other government contracts, this continuous transfer of control to the customer is supported by the governing law or clauses in the contract that typically allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit and take control of any work-in-process. Similarly, for other government contracts, the customer typically controls the work-in-process as evidenced either by contractual termination for convenience clauses or by the Company's rights to payment for work performed to date plus a reasonable profit for products or services that do not have an alternative use to the Company.

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

Service revenues include contracts primarily for the provision of supplies and services other than those associated with design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which is distinct from a contract or performance obligation for the design, development or delivery of products. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, maintenance contracts, training and similar activities. Revenues from service contracts or performance obligations were less than 10% of total revenues in each of the years ended December 31, 2021, 2020 and 2019.

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

S.    REVENUE RECOGNITION (Cont.)

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

The aggregate cumulative catch-up adjustment in EAC estimates on significant contracts had the following favorable/ (unfavorable) impact on the Company's operating results:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cost of revenues, net	$(8,300)	$(45,700)	$4,600
Percentage of cost of revenues(*)	(0.21)%	(1.33)%	0.14%
Net income	$(7,200)	$(39,400)	$4,200
Diluted earning per share	$(0.16)	$(0.89)	$0.10

(*)     Percentage of cost of revenues during 2020 excludes impairment of assets related to the COVID-19 impact (see Note 1C). During 2019 it excluded non-recurring acquisition related expenses recorded in cost of revenues.

In addition, the net impact of these EAC adjustments on revenue recognized from the Company's performance obligations was approximately $(19,600), $(19,400) and $27,040 for the years ended December 31, 2021, 2020 and 2019, respectively.

Disaggregation of revenue:

Revenue by products and services was as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue from sale of products	$4,845,020	$4,312,010	$4,146,618
Service revenue	433,501	350,562	361,782
	$5,278,521	$4,662,572	$4,508,400

Revenue by transfer type was as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Over time	$3,418,605	$3,243,785	$3,432,511
Point in time	1,859,916	1,418,787	1,075,889
	$5,278,521	$4,662,572	$4,508,400

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.    REVENUE RECOGNITION (Cont.)

Revenue by customers was as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Israel Government Authorities (1,2)	$1,114,048	$1,081,609
US Government (2)	1,115,914	1,030,313
Other Governments	2,540,795	2,107,730
Commercial sales and other	507,764	442,920
	$5,278,521	$4,662,572
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
The Company's backlog as of December 31, 2021 was $13,660,879. The Company expects to recognize approximately 60% as revenues in 2022 and 2023, with the remainder to be recognized thereafter.

T.    WARRANTY

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

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the balance sheet, are as follows:

	2021	2020
Balance, at January 1	$224,355	$181,323
Warranties issued during the year	39,993	114,730
Reduction due to expired warranties or claims during the year	(112,634)	(71,698)
Additions resulting from acquisitions	47,224	—
Balance, at December 31	$198,938	$224,355

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

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Innovation Authority of the Ministry of Economy (formerly the Office of Chief Scientist) and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are required to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of COR. For more information regarding such royalty commitments see Note 21A. For more information regarding grants and participation received see Note 24.

V.    INCOME TAXES

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

W.    CONCENTRATION OF CREDIT RISKS

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

X.    DERIVATIVE FINANCIAL INSTRUMENTS

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

In connection with the issuance of Series B Notes in 2021 on the Tel Aviv Stock Exchange (see Note 16), the Company entered into cross-currency interest rate swap transactions with a notional principal of NIS 1.5 billion, to effectively hedge the effect of interest and exchange rate difference from the NIS Series B Notes. The cross-currency interest rate swap instruments effectively convert the NIS fixed interest rate of the debt to U.S. dollar fixed interest rate. The terms of the swap agreements substantially match the terms of the debt. Under the terms of the swap agreements, the Company pays interest semi-annually in U.S. dollars at an annual weighted rate of 1.92% .

The swap agreements are designated as a cash flow hedge.

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

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model. During the year ended 2021, the Company granted 525,000 options to the Company's employees. (See Note 22). During the year ended December 31, 2020 there were no option grants.

Z.    FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Level 2 - Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data; and

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:
Fair value measurement at December 31, 2021 using:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives and option contracts	$—	$87,878	$—
Cross-currency interest rate swap	—	27,286	—
Premises evacuation building input index receivable	—	—	51,791
Investments elected to be accounted for using the fair value method	—	—	61,244
Liabilities
Contingent purchase obligation	—	—	(85,579)
Foreign currency derivative and option contracts	—	(40,815)	—
Total	$—	$74,349	$27,456

Fair value measurement at December 31, 2020 using:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives and option contracts	$—	$14,676	$—
Cross-currency interest rate swap	—	16,851	—
Premises evacuation building input index receivable	—	—	29,133
Investments elected to be accounted for using the fair value method	—	—	42,963
Liabilities
Contingent purchase obligation	—	—	(141,178)
Foreign currency derivative and option contracts	—	(22,579)	—
Total	$—	$8,948	$(69,082)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    TRANSFERS OF FINANCIAL ASSETS

ASC 860, “Transfers and Servicing”, establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for transfers of financial assets to qualify for accounting as a true sale. Transfers of financial assets typically consist of the factoring of receivables to Israeli and European financial institutions. The Company sold rights to receive payments from customers in a total amount of $32,372 and $250,943 during the years 2021 and 2020, respectively. Financial expenses related to the sold rights were $3,617 and $3,500 for the years ended December 31, 2021 and 2020, respectively.

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

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was not material in each of the three years ended December 31, 2021.

AC.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AD.    RECENT ACCOUNTING PRONOUNCEMENTS

In August 2021, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU No. 2021-08,“Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”. The ASU requires companies to apply ASC 606 to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. This ASU will be effective for the Company on October 1, 2023, and early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which requires entities to provide disclosures on material government assistance transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. The new standard is effective for the Company on January 1, 2022 and only impacts annual financial statement footnote disclosures. Therefore, the adoption will not have a material effect on the Company's consolidated financial statements.

AE.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 3 -     TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS, NET

The following table presents the components of trade receivables and contract assets, net as of December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
Trade and unbilled receivables (1)	$1,168,258	$1,191,195
Contract assets (2)	1,610,510	1,343,365
Less – allowance for credit loss (3)	(8,644)	(14,998)
	$2,770,124	$2,519,562

(1)    Trade and unbilled receivables balances represents amounts for which the Company's right for consideration is unconditional. The balance also includes receivables from affiliated companies in the amounts of $55,019 and $62,915, as of December 31, 2021 and 2020, respectively. Trade receivables and contract assets are expected to be billed and collected during 2022.

(2)    Contract assets (unbilled receivables) include unbilled amounts typically resulting from sales under contracts for which over-time method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer.

Short and long-term trade receivables and contract assets include amounts related to contracts with the Israeli Ministry of Defense ("IMOD") in the aggregate amounts of $916,537 and $899,442, as of December 31, 2021 and 2020, respectively.

(3)    Allowance for credit losses reflects its current estimate of credit losses expected to be incurred over the life of the trade receivables based on historical experience, current conditions and reasonable and supportable forecasts. The changes in the allowance for credit losses were as follows:

	2021	2020
Balance as of January 1,	$16,192	$10,557
Current period provision for expected credit loss	65	2,149
Write-off charges against the allowance for expected credit losses	(5,950)	(1,998)
Cummulative effect related to adoption of ASC 326	—	5,484
Balance as of December 31,	$10,307	$16,192

As for long-term trade and unbilled receivables. (see Note 7).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

The following table presents the components of other receivables and prepaid expenses as of December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
Prepaid expenses	$93,819	$39,897
Government institutions	100,141	70,880
Derivative instruments	55,048	14,676
Right to use land and buildings	6,225	6,021
Other	23,995	24,856
Total	$279,228	$156,330

Note 5 -    INVENTORIES

The following table presents the components of inventories, net of customer advances as of December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
Cost incurred on long-term contracts in progress(*)	$769,174	$653,082
Raw materials	735,428	585,564
Advances to suppliers and subcontractors	179,456	95,314
	1,684,058	1,333,960
Less -
Provision for losses on long-term contracts	(13,584)	(17,272)
	$1,670,474	$1,316,688

(*)     Costs incurred to fulfill a contract in advance of the contract being awarded are included in inventories as work-in-process if the Company determines that those costs relate directly to a contract or to an anticipated contract that can be specifically identified and contract award is probable, the costs generate or enhance resources that will be used in satisfying performance obligations, and the costs are recoverable (referred to as pre-contract costs). Pre-contract costs that are initially capitalized in inventory are generally recognized as cost of revenues consistent with the transfer of control of the products and services to the customer. All other pre-contract costs, including start-up costs, are expensed as incurred. As of December 31, 2021 and 2020 pre-contract costs were included in inventory in the amount of, $183,628 and $187,422, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.    INVESTMENTS IN AFFILIATED COMPANIES:

	December 31, 2021	December 31, 2020
Companies accounted for under the equity method (1)	$121,309	$141,375
Companies accounted for under the fair value method and other investments(2)	61,244	42,963
	$182,553	$184,338

(1)    See Note 6B.
(2)    See Note 6C.

B.    INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

	December 31, 2021	December 31, 2020
Company A (1)	$74,137	$83,150
Company B (2)	18,554	19,749
Company C (3)	17,645	20,873
Company D (4)	2,645	4,191
Other	8,328	13,412
	$121,309	$141,375

(1)Company A is an Israeli partnership, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Company A is engaged in the development and production of various thermal detectors and laser diodes. Company A is jointly controlled and therefore is not consolidated in the Company’s financial statements. During 2021 and 2020, the Company received dividends in the amount of approximately $19,946 and $4,750, respectively, from Company A.

(2)Company B is an Israeli company held 50% by the Company and 50% by Rafael. Company B focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controlled Company B with Rafael, and therefore Company B was not consolidated in the Company’s financial statements.

(3)Company C is a U.K. joint venture held 50% by a wholly-owned U.K. subsidiary of the Company and 50% by Kellogg Brown & Root Limited. Company C is engaged in the area of flight training systems. During 2021 and 2020, the Company received dividends in the amount of approximately $4,500 and $3,400, respectively, from Company C.

(4)Company D is a European company held 33% by the Company. Company D is engaged in the area of composite aerostructure parts manufacturing for commercial aircraft.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.    INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.):

Equity in net earnings of affiliated companies and partnerships is as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Company A	$10,933	$10,610	$8,497
Company B	(1,195)	435	(317)
Company C	3,063	4,765	3,840
Company D	(1,546)	(837)	(3,696)
Company E (*)	10,899	1,549	448
Other	445	(3,918)	(6,998)
	$22,599	$12,604	$1,774
(*) Includes a gain of approximately $10,300 from the sale of Company E. (See Note 26).

The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31, 2021	December 31, 2020
Current assets	$469,816	$526,325
Non-current assets	157,108	149,718
Total assets	$626,924	$676,043

Current liabilities	$137,794	$151,736
Non-current liabilities	260,830	256,037
Shareholders' equity	228,300	268,270
Total liabilities and equity	$626,924	$676,043

Income Statement Information:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenues	$317,763	$327,971	$366,178
Gross profit	$129,374	$118,888	$158,382
Net income	$15,715	$24,377	$1,890

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

C.    INVESTMENTS ACCOUNTED FOR UNDER THE FAIR VALUE METHOD AND OTHER INVESTMENTS:
Investments accounted for under the fair value method are evaluated by applying relevant methods as the market approach with the use of an option pricing method or the earning approach using discounted future cash flows, as follows:

	December 31, 2021	December 31, 2020
Company F (1)	$24,057	$12,939
Company G (2)	12,532	7,764
Company H (3)	4,978	4,595
Company I (4)	13,677	12,665
Company J (5)	6,000	5,000
	$61,244	$42,963
(1)    Company F engaged in the field of commercial cybersecurity. During 2019, the Company re-evaluated its investment in Company F and decreased its value in the amount of approximately $3,700. During 2020, the Company sold a part of its holdings in Company F and during 2021, the Company re-evaluated its holdings in Company F and increased its value in the amount of approximately $11,100 (see Note 1D(6) and Note 26).

(2)    Company G engaged in developing surgeon-centered visualization technologies. During 2019, the Company re-evaluated its investment in Company G and increased its value in the amount of approximately $3,700.
During 2021, following a third party investment, the Company re-evaluated the fair value of its holdings in Company G and recognized in other income a gain of approximately $4,800 . (See Note 26).

(3)    Company H is an Israeli company held 35% by the Company. During 2019, due to external investment in Company H, the Company recorded a gain of approximately $4,600 in its fair value. During 2021, the Company estimated the fair value of its holdings in Company H and recorded a gain of approximately $400 in its fair value. (see Note 26).

(4) Company I is an Israeli Company held 7% by the Company. During 2020, the Company invested approximately $5,000 in Company I. As a result, the Company re-evaluated its investment in Company I and increased its value in the amount of approximately $4,100. During 2021, due to shareholders investment, the Company estimated the fair value of its holdings in Company I and recorded a gain of approximately $1,000 in its fair value. (see Note 26).

(5) Company J is an Israeli company of which the Company owns 17% of the outstanding share capital, which is engaged in the field of tactical ground robotic systems. During 2021, the Company invested in Company J $1,000.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 7 -    LONG-TERM TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS

The following table presents the components of long-term trade and unbilled receivables and contract assets as of December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
Trade and unbilled receivables	$121,444	$178,484
Contract assets	194,630	133,613
Total	$316,074	$312,097

The majority of the long-term contract assets are expected to be billed and collected during the years 2023-2029. Long-term trade receivables and contract assets are mainly related to contracts with the IMOD.

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

The following table presents the components of long-term bank deposits and other receivables as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Premises evacuation building input index receivable(1)	$51,791	$29,133
Derivative financial instruments(2)	32,830	—
Cross-currency interest rate swap(3)	27,286	16,851
Prepaid expenses for land rights	4,742	10,608
Deposits with banks and other long-term receivables(4)	16,856	12,677
	$133,505	$69,269

(1)    During 2019, the Company sold the premises evacuation receivable to an Israeli bank and is still entitled to receive building inputs index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value (see Note 1D(5)).
(2)    Derivative financial instruments related to long term projects.
(3)    During 2021, the Company issued Series B, C and D Notes and entered into a cross-currency interest rate swap transaction in order to effectively hedge the effect of interest and exchange rate differences related to Series B Notes that were issued in NIS. During 2020, the Company received a loan in NIS from a financial institution. The Company entered into a cross currency interest rate SWAP transaction in order to effectively hedge the effect of interest and exchange rate differences resulting from the loan.
(4)    Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code in the amount of $11,332 and $10,175 as of December 31, 2021 and 2020, respectively (see Note 17).

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

A.    Supplemental Consolidated Statement of Financial Position information related to leases was as follows:

	December 31, 2021	December 31, 2020

Operating lease right of use assets	$416,383	$423,088

Current portion of operating lease liabilities	76,778	65,520
Non-current portion of operating lease liabilities	386,644	397,936
Total operating lease liabilities	$463,422	$463,456

Weighted average remaining lease term (years)	4.92	5.45
Weighted average discount rate	2.91%	2.95%

B.    For the years ended December 31, 2021 and 2020, cash payments against operating lease liabilities totaled approximately $87,604 and $80,846, and non-cash transactions to recognize operating assets and liabilities for new leases totaled approximately $58,103 and $127,060, respectively.

Maturities of operating lease liabilities for the next five years are as follows:

December 31, 2021
2022	$88,923
2023	75,777
2024	52,734
2025	44,681
2026	40,354
2027 and thereafter	$263,174
Total lease payments	$565,643
Less imputed interest	102,221
Total	$463,422

C.    Lease expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $84,216, $79,419 and $77,880, respectively.

D.    New lease agreements were signed during 2021, but the commencement date had not initiated as of December 31, 2021 in Israel, the United Kingdom and the United States.

E.    During 2020, the Company recognized a net gain of approximately $31,400 related to sale and lease back of buildings by one of the Company's subsidiaries in the U.S. This gain was recorded under "Other operating income, net".

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 10 -    PROPERTY, PLANT AND EQUIPMENT, NET

The following table presents the components of property, plant and equipment, net as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Cost (1):
Land, buildings and leasehold improvements (2)	$848,926	$789,111
Instruments, machinery and equipment (3)	1,409,998	1,356,607
Office furniture and other	91,736	102,176
Motor vehicles and airplanes	53,248	53,327
Total cost	2,403,908	2,301,221
Accumulated depreciation	(1,501,224)	(1,514,249)
Depreciated cost	$902,684	$786,972

Depreciation expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $106,068, $104,980 and $101,087, respectively.

(1)     Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $11,924 and $11,926 as of December 31, 2021 and 2020, respectively.

(2)         Set forth below is additional information regarding the real estate owned or leased by the Company (square feet):

	Israel(A)	U.S.(B)	Other Countries(C)
Owned	2,519,508	759,445	1,039,287
Leased	6,772,688	1,176,332	604,674

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

(3)     Includes equipment produced by the Company for its own use in the aggregate amount of $119,855 and $126,147 as of December 31, 2021 and 2020, respectively, and capitalized costs related to the new ERP system (see Note 2N).

(4)    During 2021, the Company recognized a net gain of approximately $14,660 related to the sale of a building by one of the Company's subsidiaries in Israel. This gain was recorded under "Other operating income, net".

As for liens on assets – see Notes 21G and 21H.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 11 -     GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	Weighted average useful lives	December 31, 2021	December 31, 2020
Original cost:
Technology	21	$417,636	$326,290
Customer relations	22	401,899	275,351
Trademarks and other	9	216,945	198,119
		1,036,480	799,760
Accumulated amortization:
Technology		253,801	237,854
Customer relations		135,816	118,179
Trademarks and other		177,740	163,489
		567,357	519,522
Amortized cost		$469,123	$280,238

B.    EXPENSES

Amortization expenses amounted to $47,023, $39,440 and $36,059 for the years ended December 31, 2021, 2020 and 2019, respectively.

C.    AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2022		$44,031
2023		41,421
2024		34,202
2025		33,511
2026	and thereafter	315,958
		$469,123

D.    CHANGES IN GOODWILL

Changes in goodwill during 2021 were as follows:

2021
Balance, at January 1	$1,316,768
Additions (1)	219,575
Net translation differences (2)	14,209
Balance, at December 31	$1,550,552

(1)Additions related to acquisitions. See Notes 1D(1) and 1D(2).
(2)Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 12 -    SHORT-TERM BANK CREDIT AND LOANS

	Interest %	December 31, 2021	December 31, 2020
Short-term loans	1.0% -1.3%	$27,676	$312,589
Short-term bank credit	P + 0.1%	—	404
		$27,676	$312,993

Note 13 -    OTHER PAYABLES AND ACCRUED EXPENSES

	December 31, 2021	December 31, 2020
Payroll and related expenses	$319,418	$286,789
Provision for vacation pay (1)	103,258	93,588
Provision for income tax, net of advances	94,799	19,401
Other income tax liabilities	10,858	923
Value added tax (“VAT”) payable	25,812	15,992
Provision for royalties	42,194	40,603
Provision for warranty and cost	201,282	226,589
Derivative instruments	16,270	22,579
Contingent purchase obligations	3,537	8,904
Provision for losses on long-term contracts	75,925	91,010
Privision for vendors on accrued expenses	84,406	79,254
IMI acquisition payment (2)	54,272	60,560
Other (3)	282,290	272,081
	$1,314,321	$1,218,273

(1)Long-term provision for vacation pay - see Note 20.
(2)See Note 1D(5).
(3)Includes provisions for estimated future costs in respect of (1) unbilled services of certain third parties, (2) probable loss from claims (legal or asserted) in the ordinary course of business and (3) damages caused by the items sold and claims as to the specific products ordered.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 14 -    CONTRACT LIABILITIES (CUSTOMER ADVANCES)

	December 31, 2021	December 31, 2020
Contract liabilities	$1,796,939	$1,169,232
Less -
Contract liabilities presented under long-term liabilities	293,984	169,073
	$1,502,955	$1,000,159

During the year ended December 31, 2021, the Company recognized approximately $513,592 of its contract liabilities.

As for guarantees and liens, see Notes 21D, 21G and 21H.

Note 15 -    LONG-TERM LOANS, NET OF CURRENT MATURITIES

	Currency	Interest %	Years of maturity	December 31, 2021	December 31, 2020
Long-term loans (*)	USD	L + 1.35% - 1.75%	2022-2026	$330,009	$201,156
	NIS (**)	1.5%	2022-2023	4,066	224,472
	Other			28,961	1,164
				363,036	426,792
Less: current maturities				6,412	17,972
				$356,624	$408,820

(*)    For covenants see Note 21E.

As of December 31, 2021, the LIBOR rate for long-term loans denominated in U.S. dollars was 0.21%.

The maturities of these loans for periods after December 31, 2021, are as follows:

2022 - current maturities	$6,412
2023	4,556
2024	46,703
2025 and thereafter	305,365
$363,036

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 16 -    SERIES B, C AND D NOTES, NET OF CURRENT MATURITIES

December 31, 2021
Series B, C and D Notes	$604,303
Less – Current maturities	(72,269)
Premium (discount) on Series B, C and D Notes, net	(3,710)
$528,324

In July 2021, the Company issued Series B, C and D Notes in the aggregate principal amount of NIS 1.9 billion (approximately $579,000) as follow:

Series B Notes in the amount of NIS 1.5 billion (approximately $457,000) that will be paid in eight equal annual installments on June 30 of each of the years 2022 through 2029 (inclusive). The Series B Notes bear a fixed interest rate of 1.08% per annum and will not be adjusted to any currency or index changes.

Series C Notes in the amount of NIS 200 million (approximately $61,000) that will be paid in eight equal annual installments on June 30 of each of the years 2022 through 2029 (inclusive). The Series C Notes bear a fixed U.S. dollar interest rate of 2.12% per annum and will be adjusted to the changes of the NIS versus U.S. dollar currency exchange rate.

Series D Notes in the amount of NIS 200 million (approximately $61,000) that will be paid in fourteen annual installments as follows: thirteen equal annual installments in an amount equal to 7.14% of the nominal value of the principal on June 30 of each of the years 2022 through 2034 (inclusive) and the final annual installment in an amount equal to 7.18% of the nominal value of the principal on June 30, 2035. They will bear a fixed interest rate of 2.67% per annum and will be adjusted to changes in the NIS versus U.S. dollar currency exchange rate.

During the year ended December 31, 2021, the Company recorded $5,758, as interest expenses and $399 as amortization of debt issuance costs and premium, net, on the Series B, C and D Notes.

The Company also entered into eight cross-currency interest swap transactions of 8 years to effectively hedge the effect of interest and exchange rate differences resulting from Series B Notes. Under the cross-currency interest rate swaps, the Company receives a fixed NIS rate of 1.08% on the NIS of 1.5 billion and pays an average fixed U.S dollar interest rate of 1.92% on $463,000. Both the debt and the swap instruments pay semi-annual interest - on June 30 and December 31.

Future principle payments for Series B, C and D Notes, including the effect of cross-currency interest rate swap transactions, are as follows:

Future principal payments for Series B, C and D Notes:
2022 Current maturities	$69,917
2023	69,917
2024	69,917
2025	69,917
2026 and thereafter	305,807

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 17 -     BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, IMI and its subsidiaries in Israel, a German subsidiary (the “German Subsidiary”) and a Belgian subsidiary (the “Belgian Subsidiary”) sponsor benefit plans for their employees in the U.S., Israel, Germany and Belgium, respectively, as follows:

1.    Defined Benefit Retirement Plan based on Employer’s Contributions

a)    ESA has five defined benefit pension plans (the “Plans”) which cover the employees of ESA’s three largest subsidiaries. During April 2021, following the acquisition of Sparton, ESA accepted the transfer of sponsorship of the Pension Plan for Employees in Sparton Bargaining Unit which covers represented employees of Sparton. Monthly benefits are based on years of service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stocks, bonds and cash by a financial institution, as the investment manager of the Plans’ assets. The service cost component of net periodic pension and other post-retirement benefit plan expense is recorded in operating profit and is allocated between cost of sales and general and administrative expenses, depending on the responsibilities of the employees. The non-service cost components of net periodic pension and other post-retirement benefit plan expense (i.e., interest cost, expected return on plan assets and net actuarial gains or losses) are included in the line item Other (income) expense, net in the income statement. The measurement date for ESA subsidiaries' benefit obligation is December 31.

Participation in ESA’s qualified defined benefit plans was frozen as of December 31, 2020, for all employees.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Changes in benefit obligation:
Benefit obligation at beginning of year	$925,743	$831,111
Benefit obligation related to acquired companies	3,238	—
Service cost	14,926	13,035
Interest cost	15,741	16,626
Exchange rate differences	14,622	25,623
Amendments	—	3,670
Actuarial loss	(20,875)	73,941
Benefits paid	(35,186)	(38,263)
Benefit obligation at end of year	$918,209	$925,743
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	$319,162	$289,493
Benefit assets related to acquired companies	4,003	—
Actual return on Plans’ assets (net of expenses)	39,355	39,131
Employer contribution	248	2,829
Benefits paid	(13,964)	(12,291)
Fair value of Plans’ assets at end of year	$348,804	$319,162
Accrued benefit cost, end of year:
Funded (unfunded) status	$(569,380)	$(606,583)
Unrecognized net actuarial loss	116,759	167,019
	$(452,621)	$(439,564)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	$(83,283)	$(25,532)
Accrued benefit liability, non-current	(486,097)	(581,051)
Accumulated other comprehensive income, pre-tax	116,759	167,019
Net amount recognized	$(452,621)	$(439,564)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Components of the Plans’ net periodic pension cost:
Service cost	$14,926	$13,035	$18,305
Interest cost	15,741	16,626	19,723
Expected return on Plans’ assets	(20,892)	(20,302)	(13,507)
Amortization of prior service cost	(3)	218	16
Amortization of net actuarial loss	16,158	17,742	4,809
Total net periodic benefit cost	$25,930	$27,319	$29,346
Additional information
Accumulated benefit obligation	$912,944	$865,273	$781,749

	December 31, 2021	December 31, 2020
Weighted average assumptions:
Discount rate as of December 31	1.8%	1.5%
Expected long-term rate of return on Plans’ assets	6.8%	6.8%
Rate of compensation increase	1.6%	1.6%

Asset allocation by category as of December 31:

	2021	2020
Asset Category:
Equity Securities	67.5%	65.3%
Debt Securities	32.1%	31.7%
Other	0.4%	3.0%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the Plans' obligations and the expected timing of benefit payments. The target asset allocation for the Plans' years presented is as follows:

	2021	2020
Asset Category:
Equity Securities	65.0%	65.0%
Debt Securities	35.0%	35.0%
Total	100.0%	100.0%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The fair value of the asset values by category at December 31, 2021, was as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category
Cash	$3,163	$3,163	$—	$—
Cash Equivalents:
Money Market Funds (a)	1,504	1,504	—	—
Fixed Income Securities:
Mutual Funds (b)	108,533	108,533	—	—
Equity Securities:
International Companies (c)	6,774	6,774	—	—
Mutual Funds (d)	228,830	228,830	—	—
Total	$348,804	$348,804	$—	$—

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

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2021 Plan year have been satisfied as of December 31, 2021. Benefit payments over the next five years are expected to be $15,375 in 2022, $16,032 in 2023, $16,779 in 2024, $17,578 in 2025 and $18,414 in 2026.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan

ESA offers retiree medical benefits to a limited number of retirees. The measurement date for ESA's benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Change in Benefit Obligation:
Benefit obligation at beginning of period	$1,572	$1,413
Service cost	156	106
Interest cost	30	39
Actuarial (gain) loss	(124)	44
Employee contribution	12	10
Benefits paid	(49)	(40)
Benefit obligation at end of period	$1,597	$1,572
Change in Plan Assets:
Employer contribution	$37	$30
Employee contribution	12	10
Benefits paid	(49)	(40)
Fair value of Plan assets at end of period	$—	$—

	Year Ended December 31, 2021	Year Ended December 31, 2020
Accrued benefit cost, end of period:
Funded (unfunded) status	$(1,597)	$(1,571)
Unrecognized net actuarial (gain) loss	(1,301)	(1,290)
Accrued benefit cost, end of period	$(2,898)	$(2,861)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(137)	$(82)
Accrued benefit liability, non-current	(1,459)	(1,489)
Accumulated other comprehensive gain, pretax	(1,302)	(1,290)
Net amount recognized	$(2,898)	$(2,861)

Components of net periodic pension cost (for period):	Year Ended December 31, 2021	Year Ended December 31, 2020
Service cost	$156	$106
Interest cost	30	39
Amortization of net actuarial gain	(110)	(145)
Total net periodic benefit cost	$76	$—

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan (Cont.)

Assumptions as of end of period:	Year Ended December 31, 2021	Year Ended December 31, 2020
Discount rate	2.48%	1.97%
Health care cost trend rate assumed for next year	6.00%	5.50%
Ultimate health care cost trend rate	3.94%	4.04%

The effect of a 1% change in the health care cost trend rate at December 31, 2021 was as follows:

	1% increase	1% decrease
Net periodic benefit cost	$23	$20
Benefit obligation	$131	$115

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $15,951, $13,279 and $11,569 for the years ended December 31, 2021, 2020 and 2019, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

4.    Non-Qualified Defined Contribution Plan

ESA has two benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 0.5 cents on the dollar up to 10% of the employees’ total salary and incentive-based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $2,762, $1,303 and $1,955 for the years ended December 31, 2021, 2020 and 2019, respectively, and the total ESA contribution to the plan was $656 for 2021. The cash surrender value of these life insurance policies at December 31, 2021 was $7,061. The total liability related to the 409(A) plan was $20,241 at December 31, 2021.

The second plan implemented is a non-qualified, defined benefit plan for certain executives of ESA. The plan provides the executives with a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. The policies are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies had a cash surrender of $4,271 at December 31, 2021. Related liability for the pension payments was $10,360 at December 31, 2021. As of December 31, 2021, all executives had partially vested balances in the plan.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 18 -    TAXES ON INCOME

A.    APPLICABLE TAX LAWS

(1)Israeli Corporate Income Tax Rates

Generally, regular corporate tax rates and real capital gain tax rates in Israel effective as of January 1, 2018 and onwards is 23%.

(2)Tax benefits under Israel’s Law for the Encouragement of Industry (Taxes), 1969:

Elbit Systems and most of its subsidiaries in Israel currently qualify as “Industrial Companies”, as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation, the right to deduct public issuance expenses for tax purposes and an election under certain conditions to file a consolidated tax returns with additional related Israeli Industrial Companies.

Elbit Systems and several of its Israeli subsidiaries (also industrial companies) submitted an election to the Israel Tax Authority to file a consolidated tax return.

(3)Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959:

The operations of Elbit Systems and certain of its Israeli subsidiaries (“the Companies”) have been granted “Privileged Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”). Accordingly, certain income of the Companies derived from the Privileged Enterprise programs is tax exempt for two years and subject to reduced tax rates of 25% for five-year to eight-year periods or tax exempt for a ten-year period, commencing in the first year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

At least 25% of the Privileged Enterprise program’s income must be derived from exports.

Tax-exempt income generated by the Company and certain of its Israeli subsidiaries’ Privileged Enterprises will be subject to tax upon dividend distribution or complete liquidation. Income generated under a Preferred Enterprise is not subject to additional taxation to the Company or its Israeli subsidiaries upon distribution or complete liquidation.

The entitlement to the above benefits is subject to the Companies’ fulfilling the conditions specified in the Law, and the regulations promulgated thereunder. In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest.

As of December 31, 2021, the Company’s management believes that the Company and its Israeli subsidiaries met all conditions of the Law and letters of approval.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

(3)Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (Cont.):

On November 15, 2021, the Israeli government approved the Economic Efficiency Bill (Legislative Amendments for Attaining Budgetary Objectives for the 2021 and 2022 Budget Years) - 2021 (the Economic Efficiency Bill) regarding repatriations of retained exempt earnings from Approved Enterprises and Privileged Enterprises (Exempt Earnings). The Economic Efficiency Bill includes a temporary provision, offering relief of 30%-60% on the amount of tax which would otherwise have been required to be paid on attributable earnings, in order to encourage companies to pay the reduced taxes during the next 12 months (the Temporary Provision). The Temporary Provision provides partial relief from Israeli corporate income tax for companies that elect the offered benefit, on a linear basis, which is a greater release of Exempt Earnings, resulting in a higher relief from corporate income tax. According to the new linear statutory formula, the corporate income tax to be paid, on Exempt Earnings accumulated until December 31, 2020 that were not yet distributed as a dividend (Selected Accumulated Income) would vary from 6% to 17.5% effective tax rate (depending on the company’s corporate tax rate in the year in which the income was derived and the amount of Exempt Earnings elected to be relieved), without taking into account the 15% dividend withholding tax (which should be levied only upon actual distribution, if any). The reduced corporate tax is payable within 30 days of making the election. The Temporary Provision does not require the actual distribution of the Selected Accumulated Income, nor does it provide any relief from the 15% dividend withholding tax.

The partial corporate income tax relief is available to companies that elect to implement the temporary reduced tax relief by November 15, 2022 in respect of Exempt Earnings accrued up to December 31, 2020, provided that up to 30% (the exact rate is calculated according to a new statutory formula) of the “released” Selected Earnings Income are re-invested in Israel though at least one of the following: industrial activities, research and development activities, assets used by the company or salaries of newly recruited employees.

As part of the Temporary Provision, Article 74 of the Investment Law was amended and as a result, starting August 15, 2021, a company with Exempt Earnings that distributes dividends will have to attribute a portion of the distributed sum to Exempt Earnings, and a portion to non-exempt earnings, on a pro-rata basis.

The Company elected to implement the Temporary Provision to "release" approximately $784 million of Exempt Earnings, and included in its 2021 results, in taxes on income, a provision for corporate tax in an amount of approximately $80 million. The amount will be paid in 2022.

As a result of the Company's election, the Company is required to invest approximately $58 million in its industrial enterprise by the end of 2026. As of December 31, 2021, the Company's management believes that Elbit Systems will meet this criteria.

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

Enhancement of Current Tax Incentives Regime (cont.):

Israeli companies that currently benefit from Privileged Enterprise status and meet the criteria for qualification as a Preferred Enterprise can elect to apply the Preferred Enterprise benefits by waiving their benefits under the Privileged Enterprise status. The Company and several of its Israeli subsidiaries have elected the Preferred Enterprise status.

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

In December 2016, the Knesset (Israeli Parliament) approved amendments to the Law that introduced an innovation box regime for intellectual property (IP)-based companies, enhanced tax incentives for certain industrial companies and reduced the standard corporate tax rate and certain withholding rates starting in 2017.

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

A company that does not meet the above conditions may still be considered as a qualified company at the discretion of the Israeli Innovation Authority of the Ministry of Economy and Industry (formerly, the Office of the Chief Scientist). Companies wishing to exit from the regime in the future will not be subject to clawback of tax benefits. The Knesset also approved a stability clause in order to encourage multinationals to invest in Israel. Accordingly, companies will be able to confirm the applicability of tax incentives for a 10-year period under a pre-ruling process. Further, in line with the Organization for Economic Co-operation and Development (“OECD”) Nexus Approach, in 2017 the Israeli Finance Minister promulgated regulations to ensure companies are benefiting from the regime to the extent qualifying R&D expenditures are incurred.

As of December 31, 2021, the Company's management believes that Elbit Systems' and certain of its Israeli subsidiaries' meet the conditions and qualify as a "Special Preferred Technological Enterprise" tax regime.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

B.    NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Income before taxes on income:
Domestic	$310,134	$185,908	$174,522
Foreign	73,317	75,917	71,773
	$383,451	$261,825	$246,295

D.    TAXES ON INCOME

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Current taxes:
Domestic	$36,888	$31,654	$28,613
Foreign	9,635	13,884	15,990
	46,523	45,538	44,603
Adjustment for previous years:
Domestic (*)	82,407	(7,298)	(20,688)
Foreign	16	147	26
	82,423	(7,151)	(20,662)
Deferred income taxes:
Domestic	342	(865)	(391)
Foreign	2,099	(1,079)	(4,136)
	2,441	(1,944)	(4,527)
Total taxes on income	$131,387	$36,443	$19,414

Total:
Domestic	$119,637	$23,491	$7,534
Foreign	11,750	12,952	11,880
Total taxes on income	$131,387	$36,443	$19,414

(*)     In 2021, mainly related to the release of the Selected Accumulated Income under the Temporary Provision. (See Note 18A).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2021	2020
Balance at the beginning of the year	$60,096	$53,267
Additions related to interest and currency translation	4,133	4,116
Additions based on tax positions related to prior period	2,925	947
Reductions related to tax positions taken during a prior period	(1,067)	(167)
Reductions related to settlement of tax matters	(1,063)	(11,365)
Additions based on tax positions taken during the current period	17,780	15,232
Reductions related to a lapse of applicable statute of limitation	(424)	(1,934)
Balance at the end of the year	$82,380	$60,096

At December 31, 2021 and 2020, the Company had a provision for unrecognized tax benefits of $82,380 and $60,096, respectively, including an accrual of $2,410 and $1,791 for the payment of related interest and penalties, respectively. The Company recognized interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2021 and 2020, the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. As a result of the settlement of the tax matters, the Company recorded tax benefits of approximately $1,063 and $11,365 during the years 2021 and 2020, respectively, in the statements of income in “taxes on income”. Following the examination by the Israeli Tax Authority, the Company applied some of the items for which a settlement was reached for subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. Certain Israeli subsidiaries of the Company are currently undergoing tax audits by the Israeli Tax Authority.

As a result of ongoing examinations, tax proceedings in certain countries and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2021, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

	December 31, 2021	December 31, 2020
Deferred tax assets:
Reserves and allowances	$117,071	$123,697
Inventory allowances	22,454	16,627
Property, plant and equipment	7,406	7,651
Operating lease right of use assets	43,951	44,927
Other assets	85,951	51,371
Net operating loss carry-forwards	93,022	77,804
	369,855	322,077

Valuation allowance	(192,811)	(172,833)
Net deferred tax assets	177,044	149,244

Deferred tax liabilities:
Intangible assets	(80,580)	(17,696)
Property, plant and equipment	(35,138)	(22,709)
Operating lease liabilities	(43,633)	(44,188)
Reserves and allowances	(22,348)	(19,406)
	(181,699)	(103,999)
Net deferred tax assets	$(4,655)	$45,245

Deferred tax assets and liabilities are measured based on the enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid.

G.    CARRY-FORWARD TAX LOSSES

As of December 31, 2021, the Company and its Israeli subsidiaries had estimated total available carry-forward operating tax losses of approximately $524,571, and its non-Israeli subsidiaries had estimated available carry-forward operating tax losses of approximately $17,874. The Company has carry-forward capital losses of approximately $36,775, out of which a valuation allowance was provided on the sum of approximately $16,890.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

H.    RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Income before taxes as reported in the consolidated statements of income	$383,451	$261,825	$246,295
Statutory tax rate	23%	23%	23%
Theoretical tax expense	$88,194	$60,220	$56,648
Tax benefit arising from reduced rate as an “Approved, Privileged and Preferred Enterprise” and other tax benefits (*)	(36,043)	(25,625)	(22,073)
Tax adjustment in respect of different tax rates for foreign subsidiaries	4,813	4,884	(1,580)
Changes in carry-forward losses and valuation allowances	(7,243)	18,675	22
Taxes resulting from non-deductible expenses	5,272	1,594	1,506
Difference in basis of measurement for financial reporting and tax return purposes	(5,851)	(18,398)	6,609
Taxes in respect of prior years (see Note 18D above)	82,423	(7,151)	(20,662)
Other differences, net	(178)	2,244	(1,056)
Actual tax expenses	$131,387	$36,443	$19,414
Effective tax rate	34.26%	13.92%	7.88%

(*) Net earnings per share – amounts of the benefit resulting from the Approved, Privileged and Preferred Enterprises:
Basic and diluted	$(0.82)	$(0.58)	$(0.50)

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

J.     FINAL TAX ASSESSMENTS

Final income tax assessments have been received by the Company up to and including the tax year 2017 and by certain subsidiaries up to 2016 and 2018.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 19 -    DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair values of the Company’s outstanding derivative instruments as of December 31, 2021 and December 31, 2020 are summarized below:

	Asset Derivatives as of December 31, 2021(*)	Asset Derivatives as of December 31, 2020(*)	Liability Derivatives as of December 31, 2021(**)	Liability Derivatives as of December 31, 2020(**)
Derivatives designated as hedging instruments
Foreign exchange contracts	87,878	13,410	33,315	21,517
Cross-currency interest rate swaps	27,286	16,851	—	—
	$115,164	$30,261	$33,315	$21,517
Derivatives not designated as hedging instruments
Foreign exchange contracts	—	1,266	7,500	1,062
	$115,164	$31,527	$40,815	$22,579

(*)    Presented as part of other receivables and long-term other receivables.
(**)    Presented as part of other payables and long-term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2021 and December 31, 2020, are summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income, net as of December 31, 2021	Gain (Loss) Recognized in Other Comprehensive Income, net as of December 31, 2020	Gain (Loss) on of Derivative Reclassified from Accumulated Other Comprehensive Income (*) as of December 31, 2021	Gain (Loss) on of Derivative Reclassified from Accumulated Other Comprehensive Income (*) as of December 31, 2020
Foreign exchange contracts	$110,348	$12,602	$(32,949)	$41,787

(*)    Presented as part of revenues/cost of revenue and equity in net earning of affiliated companies and partnerships.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

B.    EFFECT ON CASH FLOW HEDGING (Cont.)

Amount Excluded from Effectiveness Testing Recognized in Income (*):

	as of December 31, 2021	as of December 31, 2021
Foreign exchange contracts	$(1,615)	$4,662
Derivatives not designated as hedging instruments:
Foreign exchange contracts and other derivatives instruments	$865	$79

(*)    Presented as part of revenues/cost of revenue and equity in net earning of affiliated companies and partnerships.

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The net effect on earnings from the cross-currency swaps in 2021 was a gain of approximately $26,474, of which approximately $18,347 was offset against exchange rate differences related to Series B Notes and approximately $1,719 increased the interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2021 is summarized below:

	Buy December 31, 2021	Buy December 31, 2020	Sell December 31, 2021	Sell December 31, 2020
Euro	$527,378	$80,340	$872,751	$420,154
GBP	6,333	4,866	165,980	109,224
NIS	894,013	52,600	334,157	—
Other	20,837	19,608	247,846	176,185
	$1,448,561	$157,414	$1,620,734	$705,563

Note 20 -    OTHER LONG-TERM LIABILITIES

The following table presents the components of other long-term liabilities as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Provision for vacation pay	$39,185	$38,757
Contingent purchase obligation	30,798	80,618
Provision for losses on long-term contracts	28,347	10,436
Accrued expenses on evacuation	6,858	33,186
Derivative financial instruments	24,545	—
Other	25,877	18,744
	$155,610	$181,741

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

Royalties expenses amounted to $8,216, $12,196 and $9,878 in 2021, 2020 and 2019, respectively.

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

These commitments may be satisfied by the Company’s placement of direct work or vendor orders for supplies and/or services, transfer of technology, investments or other forms of assistance in the applicable country. The buy-back rules and regulations, as well as the underlying contracts, may differ from one country to another. The ability to fulfill the buy-back obligations may depend, among other things, on the availability of local suppliers with sufficient capability to meet the Company's requirements and which are competitive in cost, quality and schedule. In certain cases, the Company’s commitments may also be satisfied through transactions conducted by other parties.

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

At December 31, 2021, the Company had outstanding buy-back obligations totaling approximately $1,790,000 that extend through 2028.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.    LEGAL CLAIMS

The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business. The Company’s management, based on the opinion of its legal counsel, believes that any financial impact from the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company. As of December 31, 2021, the Company was not involved in significant legal proceedings.

D.    GUARANTEES

As of December 31, 2021, guarantees in the amount of approximately $3,017,828 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain contract liabilities (advances from customers) and performance obligation and employee benefit plans.

E.    COVENANTS

In connection with Series B, C and D Notes, bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage.

As of December 31, 2021, the Company met all financial covenants.

F.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in various countries. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and typically include the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2021 and 2020, the purchase commitments were $3,179,551 and $2,626,000, respectively.

G.    FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of approximately $3,017,828 as of December 31, 2021, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

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

C.    2018 EQUITY INCENTIVE PLAN

In 2018 the Company's Board of Directors approved the 2018 Equity Incentive Plan for Executive Officers (the “2018 Equity Incentive Plan”). The purpose of this plan is to link the compensation and benefits of the Company's executive officers with the future growth and success of the Company and its affiliates and with long-term shareholder value. The 2018 Equity Incentive Plan consisted of a pool of 1,500,000 options (the "Options") to be exercised using a “Net-Exercise Mechanism,” which entitles the recipients to exercise the Options for an amount of shares reflecting only the benefit factor. The Options were allocated out of the option pool, subject to the required approvals, to the Company's Israeli executive officers.

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

The Options generally expire after 63 months from the date of grant.

As of December 31, 2021, there were 124,000 Options available for future grants under the 2018 Equity Incentive Plan.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

C.    2018 EQUITY INCENTIVE PLAN (Cont.)

The following is a summary of Elbit Systems' Options activity under the 2018 Equity Incentive Plan:

	Number of Options 2021	Weighted average exercise price 2021	Number of Options 2020	Weighted average exercise price 2020
Outstanding - beginning of the year	905,000	128.45	905,000	128.45
Granted	525,000	134.34	—	—
Exercised	(299,250)	128.21	—	—
Forfeited	(54,000)	128.91	—	—
Outstanding - end of the year	1,076,750	131.37	905,000	128.45

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money Options) that would have been received by the Option holders had all Option holders exercised their Options on December 31, 2021. This amount changes, based on the market price of the Company’s stock and the average exercise price of in-the-money Options. Aggregate intrinsic value of outstanding Options as of December 31, 2021, was $75,879.

As of December 31, 2021, there was $19,173 of total unrecognized compensation cost related to share-based compensation arrangements granted under the 2018 Equity Incentive Plan. That cost is expected to be recognized over a weighted average period of 3 years.

As of December 31, 2021, 1,071,984 Options were vested and expected to be vested at a weighted average exercise price of $131.37 per share. The weighted average remaining contractual life of exercisable Options as of December 31, 2020, is approximately 3.20.

D.     OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

The options outstanding as of December 31, 2021, have been separated into ranges of exercise prices, as follows:
Options outstanding:

Exercise price	Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price per share
121.42 - 134.34	1,076,750	3.20	$131.37

Compensation expenses related to the 2018 Equity Incentive Plan amounted to $5,312, $4,086 and $3,994 for the three years ended December 31, 2021 2020 and 2019 respectively, which were recognized, as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cost of revenues	$4,515	$3,473	$3,424
General and administration expenses	797	613	570
	$5,312	$4,086	$3,994

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

E.    COMPUTATION OF EARNINGS PER SHARE
Computation of basic and diluted net earnings per share:

	Net income to shareholders of ordinary shares Year Ended December 31, 2021	Weighted average number of shares (*) Year Ended December 31, 2021	Per Share amount Year Ended December 31, 2021	Net income to shareholders of ordinary shares Year Ended December 31, 2020	Weighted average number of shares (*) Year Ended December 31, 2020	Per Share amount Year Ended December 31, 2020
Basic net earnings	$274,350	44,204	$6.21	$237,658	44,198	$5.38
Effect of dilutive securities:
Employee stock options	—	74		—	17
Diluted net earnings	$274,350	44,278	$6.20	$237,658	44,215	$5.38

(*) In thousands.

F.    2018 PHANTOM BONUS RETENTION PLAN

In 2018, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Managers (the “2018 Phantom Plan”).

The 2018 Phantom Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price in the TASE over the applicable periods (tranches) under the 2018 Phantom Plan. As of December 31, 2021, 1,929,050 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $139.48.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2018 Phantom Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $18,431, $10,068 and $9,595, during the three years ended December 31, 2021, 2020 and 2019, respectively, as compensation costs related to the phantom bonus units granted under the 2018 Phantom Plan, as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cost of revenues	10,522	6,096	5,530
General and administration expenses	4,584	2,165	2,447
Marketing and selling	3,325	1,807	1,618
	$18,431	$10,068	$9,595

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

The 2012 Phantom Bonus Retention Plan provided for phantom bonus units which entitled the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which was linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. There were no new grants during 2021 and 2020, under the 2012 Phantom Bonus Retention Plan.

The benefit earned for each year of a tranche was the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2012 Phantom Bonus Retention Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $10, $301 and $1,858 in the years ended December 31, 2021, 2020 and 2019, respectively, as compensation costs related to the phantom bonus units granted under the 2012 Phantom Bonus Retention Plan, as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cost of revenues	—	0	426
General and administration expenses	10	301	1,160
Marketing and selling	—	0	272
	10	301	1,858

H.    DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 23 -    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business).

A.    REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS AS FOLLOWS:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
North America	$1,608,582	$1,500,577	$1,260,487
Asia-Pacific	1,443,505	961,794	1,029,635
Israel	1,094,662	1,106,560	1,064,789
Europe	884,504	818,770	853,656
Latin America	126,686	140,133	158,059
Other	120,582	134,738	141,774
	$5,278,521	$4,662,572	$4,508,400

B.    REVENUES ARE GENERATED BY THE FOLLOWING AREAS OF OPERATIONS:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Airborne systems	$2,005,760	$1,650,406	$1,617,243
C4ISR systems	1,371,517	1,145,719	1,161,480
Land systems	1,254,748	1,258,894	1,228,348
Electro-optic systems	452,948	475,896	374,359
Other (*)	193,548	131,657	126,970
	$5,278,521	$4,662,572	$4,508,400

(*)    Mainly non-defense engineering and production services.

C.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
IMOD	18%	21%	15%
U.S. Government	21%	22%	18%

D.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Israel	$1,745,952	$1,642,801	$1,621,653
U.S.	977,179	536,164	501,985
Other	199,228	205,014	278,834
	$2,922,359	$2,383,979	$2,402,472

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 24 -    RESEARCH AND DEVELOPMENT, NET

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Total expenses	$447,852	$428,198	$368,652
Less - grants and participations	(52,765)	(68,453)	(36,895)
	$395,087	$359,745	$331,757

Note 25 -    FINANCIAL EXPENSES, NET

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Expenses:
Interest on long-term bank debt	$(10,821)	$(13,763)	$(13,854)
Interest on Series A, B, C and D Notes, net	(5,758)	(1,060)	(3,757)
Interest on short-term bank credit and loans	(7,683)	(9,112)	(10,576)
Guarantees	(13,908)	(12,172)	(10,600)
Loss from revaluation of lease liabilities and exchange rate differences, net	(10,178)	(33,386)	(24,607)
Other	6,080	(4,864)	(9,635)
	(42,268)	(74,357)	(73,029)
Income:
Interest on cash, cash equivalents and bank deposits	469	1,075	1,595
Other	1,406	2,012	2,362
	1,875	3,087	3,957
	$(40,393)	$(71,270)	$(69,072)

Note 26 -    OTHER INCOME (EXPENSES), NET

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Pension non-service cost	$(11,715)	$(13,643)	$(10,920)
Gain on sale of investment(1)	—	16,727	—
Revaluation of investment(2)	17,282	4,100	8,281
Impairment of investment(3)	—	—	(3,692)
Other	(231)	224	88
	$5,336	$7,408	$(6,243)

(1)    During 2020, the company recognized a gain resulting from the sale of holdings in an affiliated company to third party (see Note 6B).
(2)    During 2021, 2020 and 2019, the Company recognized gains as a result of revaluation of its investments in affiliated companies.
(3)    During 2019, the Company recognized an impairment related to one of its investments (see Note 6C(1)).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)
Note 27 -    RELATED PARTIES' TRANSACTIONS AND BALANCES

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Income -
Sales to related-party companies (*)	$169,834	$187,014	$183,012
Participation in expenses	$394	$1,487	$2,576
Cost and expenses -
Supplies from related parties (**)	$6,240	$8,476	$13,467

Balances:	December 31, 2021	December 31, 2020
Trade receivables and other receivables (*)	$60,702	$67,250
Trade payables and advances (**)	$57,439	$34,890

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

¬ ¬ ¬

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year ended December 31, 2021:
Provisions for Losses on Long-Term Contracts (*)	108,281	9,384	36,696	8,540	89,509
Provisions for Claims and Potential Contractual Penalties and Others	2,233	338	228	—	2,343
Credit risk	16,192	65	5,950	—	10,307
Valuation Allowance on Deferred Taxes	172,833	7,243	—	12,735	192,811

Year ended December 31, 2020:
Provisions for Losses on Long-Term Contracts (*)	130,711	30,608	53,038	—	108,281
Provisions for Claims and Potential Contractual Penalties and Others	4,786	455	3,008	—	2,233
Credit risk (**)	10,557	7,633	1,998	—	16,192
Valuation Allowance on Deferred Taxes	154,158	18,675	—	—	172,833

Year ended December 31, 2019:
Provisions for Losses on Long-Term Contracts (*)	118,672	41,359	29,320	—	130,711
Provisions for Claims and Potential Contractual Penalties and Others	8,541	851	4,606	—	4,786
Allowance for Doubtful Accounts	11,308	1,105	1,856	—	10,557
Valuation Allowance on Deferred Taxes	121,651	22	—	32,485	154,158

(*)    As of December 31, 2021, 2020 and 2019 an amount of $13,584, $17,271 and $34,120, respectively, is presented as a deduction from inventories. As of December 31, 2021, 2020 and 2019 an amount of $75,925, $91,010 and $96,591, respectively, is presented as part of other payables and accrued expenses.

(**)    Credit risk additions in 2020, includes cumulative effect through retained earnings as a result of the adoption of ASC 326 in the amount of approximately $5,484. As of December 31, 2021, an amount of $1,989 and $8,317, respectively, is related to corporate customers and government customers, respectively.
S-1