Form 20-F
period 2022-12-31
ELBIT SYSTEMS LTD
filed 2023-05-01
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

□ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2022
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
Dr. Yaacov Kagan, E-mail: kobi.kagan@elbitsystems.com, Tel. 972-77-294-6663, Fax:972-4-8316659
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
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 44,344,206 Ordinary Shares.
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

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Cautionary Statement with Respect to Forward-Looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and the Israeli Securities Law, 1968, as amended (the Israeli Securities Law). These statements relate to our current plans, estimates, strategies, goals, beliefs, intents, expectations, assumptions and projections about future events and as such do not relate to historical or current facts. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.

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

•changes in governmental priorities (including budgeting) or policies;

•general market, political and economic conditions in the countries in which we operate or sell, including Israel and the United States, among others, or which may affect the global economy, such as the ongoing conflict between Russia and Ukraine;

•global or national health considerations, including the outbreak of a pandemic or contagious disease, such as the coronavirus (Covid-19) pandemic;

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

•changes in applicable tax rates;

•changes in interest rates;

•inventory write-downs and possible liabilities to customers from program cancellations, including due to political relations between Israel and countries where our customers may be located; and

•the outcome of legal and/or regulatory proceedings.

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

We are continuously subjected to attempted cyber-attacks, ranging from standard phishing mails to sophisticated campaigns. Our computer and communications systems, databases and users face ongoing threats of malicious software (malware), social engineering, distributed denial of service (DDoS), malicious code, zero-day vulnerabilities and other security problems and system disruptions carried out by different threat actors. For example, in June 2022, our monitoring and protection systems detected a cyber-incident at our U.S. subsidiary involving unauthorized access by a ransomware group to our subsidiary's network that resulted in disclosure of certain personal data and a minimal amount of non-critical business data. The incident was contained through the implementation of various measures, including the immediate shut-down of the network, which was gradually restored. Relevant authorities were notified by our subsidiary. We believe this incident did not have a material impact on the Company.

In particular, we are targeted by experienced computer programmers and hackers, including those sponsored by or acting for foreign governments or terrorist organizations. Such programmers and hackers may attempt to penetrate or circumvent our cyber security defenses, obtain data and damage or disrupt our digital environment in order to, among other things, misappropriate or compromise our intellectual property or other proprietary or protected information or that of our employees, customers and other business partners, prevent us from being able to use such information in our operations or require us to pay ransom.

Governmental and other end users and customers are increasingly requiring us and our supply chain to meet specific computer system cyber protection and information assurance requirements and standards as a pre-condition to receive customer program-related information and enter into business contracts. We devote significant resources to configure, operate, maintain, monitor, upgrade and improve the security of our systems and databases and to meet applicable customer requirements regarding their protection. However, despite our efforts to secure our systems and databases and meet cyber protection and information assurance requirements, due to the complex and evolving nature of the cyber security risk landscape, we may still face system failures, data breaches, loss of intellectual property and interruptions in our operations, or fail to meet customer requirements, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may experience production delays, discontinuation of supply or liability if suppliers fail to make compliant or timely deliveries. The manufacturing process for some of our products largely consists of the assembly, integration and testing of purchased components. Some components are available from a small number of suppliers, and in a few cases a single source (sometimes due to limitations we, the Israeli government, the U.S government or others apply with respect to purchase from certain sources). Limited sources of supply, as well as any discontinuation of supply, could result in added costs and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule, information assurance, regulatory compliance or other obligations, we could be held liable by our customers, and we may be unable to obtain full or partial recovery from our subcontractors for those liabilities. The coronavirus (Covid-19) pandemic and the ongoing conflict between Russia and Ukraine and related sanctions have resulted in a general increase of these risks, and in worldwide shortages and supply chain disruptions. Although we do not generally source components from Russia or Ukraine, these risks have resulted in additional procurement costs to the Company (mainly relating to electronic components) and delays in our production. We are working to mitigate these risks, including by increasing our inventories, however we cannot eliminate all potential impacts to our business. The foregoing disruptions could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We could be adversely affected if we are unable to recruit and retain key employees and corresponding knowledge. Our success depends on key management, engineering, scientific and technical personnel and our continuing ability to attract and retain highly qualified personnel. There is growing competition for the services of such personnel and an increase in the costs required for the recruitment and retention of qualified personnel, particularly in certain engineering areas. We face risks related to business operations, as well as risks of losing knowledge and expertise through the loss of key employees. Moreover, our competitors may hire and gain access to the expertise of our former employees. The loss of key employees and the failure to attract highly qualified personnel in the future, as well as the failure to maintain and continue to develop knowledge relevant to technological innovation, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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
•acquisitions may result in significant additional unanticipated costs associated with unforeseen risks, price adjustments or write-downs;
•we may not integrate newly-acquired businesses and operations in an efficient and cost-effective manner;
•relocation, combination or upgrade of facilities of acquired businesses may be more costly or time consuming than planned;
•we may fail to achieve the strategic objectives, synergies, cost savings, financial and other benefits expected from acquisitions;
•the technologies acquired may not prove to be those needed to be successful in our markets, may be less mature or less relevant than anticipated, may not have adequate intellectual property rights protection or may infringe proprietary rights of others;
•we may assume significant liabilities and exposures that exceed the enforceability or other limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for intellectual property (IP), tax or regulatory compliance issues, such as anti-corruption and environmental compliance, that may result in us incurring successor liability;

•we may fail in identifying or transferring some of the assets that are required for the operation of the acquired businesses or fail to retain key employees of the acquired businesses;
•the attention of senior management may be diverted from our existing operations, or we may spend significant financial and management resources on potential acquisitions that do not materialize;

•we may be exposed to potential shareholder claims or conflicts if we acquire an interest in a publicly traded company or become a shareholder with partial holdings in a private company; and
•certain of our newly acquired operating subsidiaries in various countries could be subject to more restrictive regulations by the local authorities after our acquisition, including regulations relating to foreign ownership of, and export authorizations for, local companies, which could adversely impact the acquisition's value.

We cannot ensure that these risks or other unforeseen factors will not offset the intended benefits of the acquisitions, and such risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Our operations may be negatively impacted by Covid-19 and other international health pandemics. In recent years, the Covid-19 pandemic has adversely impacted the global economy, the markets in which we operate and our operations, including a slow-down in our commercial aviation business. We continue to monitor existing and potential impacts and are witnessing a gradual recovery of the commercial aviation market, although it remains unclear when such market will fully return or exceed pre-pandemic levels. We continue to monitor the pandemic's macro-economic implications, including disrupted transportation networks and global supply chains and shortages of components, which have caused us increased costs and extended lead times, and also prompted us to increase our inventories as a mitigation effort. Although we generally have been able to continue our business activities, we cannot presently estimate the future impact of Covid-19 or other health pandemics on our business activities. A possible continued spread of the disease and emergence of new variants or other pandemics, as well as possible governmental responsive actions, such as quarantines, lockdowns, restrictions on holding large-sale events and travel restrictions, could create business disruptions for us and our customers, supply chain and other business partners, potentially resulting in cessation, reduction or delay of business and an increase of our costs and may also impact government priorities and budgets and the demand for our products. These could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may be affected by failures of our prime contractors. We often act as a subcontractor, and a failure of a prime contractor to meet its obligations may affect our ability to receive payments under our subcontract.

Undetected problems in our products or manufacturing processes and misuse of our products could impair our financial results and give rise to potential product liability, breach of contract or other claims. If there are defects in the design, production or testing of our or our subcontractors’ products and systems, including our products sold for safety purposes in the homeland security and commercial aviation areas, or if the cyber protection measures included in our products do not operate as intended, we could face substantial repair, replacement or service costs, potential liability and damage to our reputation. Similar issues could arise if we fail to timely implement our manufacturing processes. In addition, we must comply with regulations and practices to prevent the use of parts and components that are considered as counterfeit or that violate third-party intellectual property rights. Our efforts to implement appropriate design, testing and manufacturing processes for our products or systems may not be sufficient to prevent such occurrences. We could also be subject to claims if our products are intentionally or unintentionally misused. We may not be able to obtain product liability or other insurance to fully cover such risks in a cost-effective manner, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner. We are party to collective bargaining agreements that cover a substantial number of our employees, a number which could increase, for example, as a result of future acquisitions of companies. We have faced and may in the future face attempts to unionize additional parts of our organization. Disputes with trade unions or other labor relations difficulties, as well as failure to timely amend or extend collective bargaining agreements, could lead to labor disputes, slow-downs, strikes and other measures, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. For further information, see Item 6. – Directors, Senior Management and Employees – Employees – Collective Bargaining Agreements.

Our business could be adversely affected by climate change, regulatory requirements and market responses thereto. Global climate change could increase the risks of natural disasters and hazards, such as earthquakes, flooding, fires, rising temperatures and sea levels. The impacts of such events could affect our operations and facilities, as well as those of our suppliers and customers, and increase our operational costs. Current or future insurance arrangements may not provide protection for costs that may arise from such events, particularly if such events are catastrophic in nature. In addition, increased focus on climate change in recent years has led to emerging regulation and new policy requirements by various authorities around the world, including with respect to greenhouse gas emissions. New and evolving laws and regulations could mandate different or more restrictive standards than those currently in effect, could require us to change our methods of operation and make additional capital investments, or could result in legal and regulatory proceedings against us. See also “Risks Related to Legal and Regulatory Requirements - Our operations may expose us to liabilities under various environmental protection, health and safety laws and regulations” below. Climate change, as well as Environmental, Social and Governance (ESG) in general, has also become the focus of investors, advisory service providers, financial institutions and other market participants, including some of our customers, and those groups are increasingly evaluating our environmental, social and governance practices, disclosures and performance before making investments and other business decisions. The effects and costs of climate change, or any failure to meet related requirements and evolving stakeholder expectations in connection with ESG, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Risks Related to Our Markets and Industry

Our future success in a competitive industry depends on our ability to develop new offerings and technologies. The markets we serve are highly competitive and characterized by rapid changes in technologies and evolving industry standards. In addition, some of our systems and products are installed on platforms that may have a limited life or become obsolete. Unless we develop new offerings or enhance our existing offerings, we may be susceptible to loss of market share resulting from the introduction of new or enhanced offerings by our competitors. We compete with many large and mid-tier defense, homeland security and commercial aviation contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are larger and have greater resources than us, and therefore may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs. Accordingly, our future success will require that we:

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
We need to continually invest significant financial resources to pursue these goals, and there can be no assurance that adequate financial resources will continue to be available to us for these purposes. We may experience difficulties that delay or prevent our development, introduction and marketing of new or enhanced offerings, and such new or enhanced offerings may not achieve adequate market acceptance. Moreover, new technologies or changes in industry standards or customer requirements could render our offerings obsolete or unmarketable. Any new offerings and technologies are likely to involve costs and risks relating to design changes, the need for additional capital and new production tools, satisfaction of customer specifications, adherence to delivery schedules, specific contract requirements, supplier performance, customer performance and our ability to predict program costs. New products may lack sufficient demand or experience technological problems or production delays. Our customers frequently require demonstrations of working prototypes prior to awarding contracts for new programs or require short delivery schedules which may cause us to purchase long-lead items or material in advance of the contract award, without any certainty of receiving the award. Moreover, due to the design complexity of our products, we may experience delays in developing and introducing new products. Such delays could result in increased costs and development efforts, deflect resources from other projects or increase the risk that our competitors may develop competing technologies that gain market acceptance in advance of our products. If we fail in our new product development efforts, or our products or services fail to achieve market acceptance more rapidly than the products or services of our competitors, our ability to obtain new contracts could be negatively impacted. Any of the foregoing costs and risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DoD) and other military or governmental authorities of various countries, pursuant to contracts awarded to us under defense and homeland security-related programs. The funding of these programs could be reduced or eliminated due to numerous factors, including geopolitical events and macro-economic conditions, as well as changes in policies or priorities of a specific government or security pacts between several governments. As a result, our current sales to such governmental customers may be subject to modifications and terminations, and our future sales may be reduced, due to factors over which we have no or little control. In some cases, such developments, as well as other changes relating to specific markets or customers, may lead to our exit from certain business operations, which could also result in asset impairment. A reduction or elimination of government spending under current contracts with us and changes in future spending priorities, and our discontinuation of certain business operations, could cause a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face risks in our international operations. We derive a significant portion of our revenues from international sales. Entry into new markets as well as changes in international, political, economic or geographic conditions could cause significant reductions in our revenues. In addition to the other risks from international operations set forth elsewhere in these risk factors, some of the risks of doing business internationally include international trade sanctions, imposition of tariffs and other trade barriers and restrictions. Imposition of import restrictions or tariffs by any government could lead to retaliatory actions by other countries with broad effects in many industries and economies internationally. Broad-based international trade conflicts could have negative consequences on the demand for our products and services outside Israel. Other risks of doing business internationally include political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships, increasing instances of terrorism worldwide and armed conflicts, some of which may be affected by Israel’s overall political situation (see “Risks Related to Our Israeli Operations and Environment” below). While our business in Russia and Ukraine is very limited, an escalation or expansion of this conflict could continue to affect additional regions and increase the volatility of global economic conditions. In addition, sanctions by the Israeli government, the U.S. government or by other governments that apply with respect to our counterparties to certain contracts may make it difficult or impossible to complete these or other related contracts. Trade restrictions applied by the Israeli government with respect to certain countries could also limit our sales to other governments that did not apply the same restrictions. All of these could, in turn, affect our business. As of the date of this annual report we are unable to predict the full impact of the conflict between Russia and Ukraine on the global economy or our business and operations. Any of the foregoing risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face requirements for industrial participation and localization by many of our customers. In recent years, there has been a growing trend in numerous countries to encourage work with local industries, including through various incentives and budgetary allocations. Examples include a preference for purchasing from domestic suppliers and requirements for cooperation with local entities, including transfer of technologies and production lines. Adhering to such a trend often involves complex operational issues and investments in facilities and subsidiaries in the local country. In addition, a number of our international programs require us to meet “Industrial Participation” or offset obligations, which involve additional costs. See Item 5. Operating and Financial Review and Prospects – Off-Balance Sheet Transactions. If we fail to successfully collaborate with our business partners, or to meet our Industrial Participation or offset obligations, we could be subject to contractual penalties and our ability to obtain new business could be negatively impacted. This could, in turn, have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Due to consolidation in our industry, we are likely to compete with certain potential customers. As the number of companies in the defense industry has decreased in recent years, the market share of some prime contractors has increased. Some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas. Thus, at times we could be seeking business from certain of these prime contractors, while at other times we could be competing with some of them. Decisions to consolidate business by these major contractors or our failure to maintain good business relations with them could negatively impact our business.

Certain of our contracts may be terminated by our customers. Our contracts with customers may be terminated, amended or delayed by our customers for various reasons, including for their convenience. Such terminations, amendments or delays may be due to factors out of our control (see also "Risks Related to Our Markets and Industry - Our revenues depend on a continued level of government business" above) and in some cases, termination would eliminate our right to payment under the contract and could also cause additional expenses, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Financial-Related Risks

We face currency exchange risks. We generate a substantial amount of our revenues in currencies other than the U.S. dollar (our financial reporting currency), mainly New Israeli Shekels (NIS), Great Britain Pounds (GBP), Euro, Brazilian reals and Australian dollars, and we incur a substantial amount of our expenses (primarily human resources, operational and supply chain expenses) in currencies other than the U.S. dollar, mainly NIS. To the extent we derive our revenues or incur our expenses in currencies other than the U.S. dollar, we are subject to exchange rate fluctuations between the U.S. dollar and such other currencies. For example, we could be negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Certain currency derivatives we use to hedge against exchange rate fluctuations may not fully protect against sharp exchange rate fluctuations, and in some cases we may not be able to adequately and cost-effectively hedge against all exchange rate fluctuations. In addition, our international operations expose us to the risks of price controls, restrictions on the conversion or repatriation of currencies, or even devaluations or hyperinflation in the case of currencies issued by countries with unstable economies. All of these currency-related risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. See below “Risks Related to Our Israeli Operations and Environment – We may be affected by changes in Israel’s economy” and Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates.

We may be adversely affected by increases in inflation and interest rates. Covid-19 and the conflict between Russia and Ukraine have led to global supply chain disruptions and volatility in the global economy and financial markets. These factors, among other macro-economic trends, have put upward pressure on prices, causing widespread and sustained inflation. In response to rising inflation, central banks in the markets in which we operate, including the Bank of Israel and the United States Federal Reserve, have raised interest rates and tightened their monetary policies. Both domestic and international markets experienced significant inflationary pressures and rising interest rates during financial year 2022. Continued inflation may put further upward pressure on interest rates, increase our exposure to currency exchange risks and cause a further increase in our costs, such as costs of supplies and human resources, mainly under long-term fixed-price contracts. Rising interest rates could also cause an additional increase in our borrowing costs on existing debt subject to variable interest rates and new debt that we may issue and could affect the fair value of our investments. See also “We face currency exchange risks” above and “We face risks relating to financing for our programs and issuing guarantees” below. A global increase in inflation and interest rates and concurrent rising costs may also continue to impact our customers’ purchasing power, budgets, priorities and our industry overall. Interest rate increases or other government actions taken to reduce inflation could also slow borrowing and spending, thereby placing economic markets at risk of recession, which could also affect the performance of our business partners under our joint projects. All of these risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face risks of cost overruns in fixed-price contracts. Most of our contracts are fixed-price contracts, under which we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk of adverse effects on our financial performance from such increased or unexpected costs can be particularly significant under fixed-price contracts for which changes in estimated gross profit/loss are recorded on a “cumulative catch-up basis”. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2S. The costs most likely to fluctuate under our fixed price contracts relate to internal design and engineering efforts, system or product certification processes and purchase of materials and components. To the extent we underestimate the costs to be incurred in any fixed-price contract, we could experience a loss on the contract, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We have risks relating to pre-contract costs. We sometimes participate in “risk-sharing” contracts, or incur pre-contract costs relating to specific anticipated contracts or delivery orders, in which our non-recurring costs or other costs that are pre-contract costs, are only recoverable if the contract or order is actually awarded or if there is a sufficient level of sales for the applicable product, which typically is not guaranteed. If the anticipated contract is not awarded or if sales do not occur at the level anticipated, we may not be able to recover our non-recurring or pre-contract costs, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face fluctuations in revenues and profit margins. Our revenues may fluctuate between periods due to changes in pricing, sales volume or project mix. Moreover, because certain of our project revenues are recognized upon achievement of performance milestones, such as units-of-delivery/point-in-time revenue recognition, we may experience significant fluctuations in year-to-year and quarter-to-quarter financial results. Similarly, our profit margin may vary significantly during the course of a project as a result of changes in estimated project gross profits that are recorded in results of operations on a cumulative catch-up basis pursuant to the percentage-of-completion accounting method due to judgment and estimates that are complex and are subject to a number of variables (such as the complexity of the required work, length of performance, labor productivity, availability of materials, execution by our suppliers, and payments by our customers). See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements – Note 2S. As a result, our financial results for prior periods may not provide a reliable indicator of our future results. In addition, because of the significance of management’s judgments and estimation processes mentioned above, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect our future results of operations and financial condition.

Our backlog of projects under contract is subject to unexpected adjustments, delays in payments and cancellations. Our backlog includes revenue we expect to record in the future from signed contracts and certain other commitments. Many projects may remain in our backlog for an extended period of time due to the size or long-term nature of the contract. In addition, from time to time, for reasons beyond our control (including economic conditions, exchange rate fluctuations or customer needs), projects are delayed, scaled back, stopped or cancelled, or customers delay making payments, which may adversely affect the revenue, profit and cash flow that we ultimately receive from contracts reflected in our backlog.

We have risks related to our debt obligations. In connection with bank credits and loans, including our B, C and D notes listed on the Tel-Aviv Stock Exchange (TASE) (see Item 5. Operating and Financial Review and Prospects – Financial Resources and – Israeli Debt Offering), we are subject to certain restrictions and are obligated to meet certain covenants. These restrictions affect, and may limit or eliminate, our ability to plan for or react to market conditions, meet capital needs or otherwise carry out our activities or business plans. Our ability to comply with the terms of our financing arrangements can be affected by events beyond our control, including prevailing economic, financial market and industry conditions, and we cannot assure that we will be able to comply when required. These terms could limit our ability to take advantage of financing, mergers and acquisitions or other opportunities. A breach of any restrictive covenants in our financing agreements, as well as our failure to repay our debts or maintain our rating, could result in an event of default under those agreements, which could in turn lead to acceleration of the debts, cross-defaults, and other penalties. These could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We have risks related to the inherent limitations of internal control systems. We are subject to a range of requirements relating to internal control over financial reporting. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud, which we may not detect. A control system, which is increasingly based on computerized processes, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. In addition, the benefit of each control must be considered relative to its cost, and the design of a control system must reflect such reasonable resource constraints. Implementation of changes or updates to our control systems, including implementation of our enterprise resource planning (ERP) system at additional sites worldwide, may encounter unexpected difficulties and delays. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts, by collusion of two or more persons or by management overriding the controls. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with applicable policies or procedures may deteriorate. See Item 15. Controls and Procedures. Failure to maintain effective internal controls, and possible investigations or sanctions by regulatory authorities, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face risks relating to financing for our programs and issuing guarantees. A number of our major projects require us to arrange, or to provide, guarantees in connection with a customer’s financing of a specific project. These include commitments by us as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to draw down against advance payment guarantees in the event we default under the applicable contract. In addition, some customers require that contract payment periods be extended for a number of years, sometimes beyond the period of contract performance. We may face difficulties in issuing guarantees or providing financing for our programs, including in cases where a customer encounters impaired ability to continue to comply with extended payment terms. Moreover, our balance sheet could reflect increased leverage if we were required to provide significant financing for our programs. See Item 4. Information on the Company – Financing Terms.

In some of our programs, we are exposed to the credit risks of our customers (see Item 4. Information on the Company – Financing Terms). In some cases, we seek to protect all or part of our financial exposure by various measures such as insurance, however, such measures may not always be available in a cost-effective manner, may not fully cover our risks and may not be maintained through the entire program term. In addition, we sometimes assist our customers with obtaining financing from third parties. Such financing is normally insured but when insurance does not cover our full exposure, a customer's failure to pay us may result in a write-off and additional costs to the Company.

Due to the current inflationary climate, we may also be required to enter loan commitments with higher interest rates than comparable loan commitments in the past (see above - “Financial-Related Risks - We may be adversely affected by increases in inflation and interest rates”). Our borrowings under variable interest rate instruments expose us to interest rate risk. As interest rates increase, our debt service obligations on our variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Difficulties in obtaining financing at attractive rates could impact our ability to adequately meet our business needs or execute our growth strategy. Any of the foregoing risks could have a material adverse affect on our business, reputation, financial condition, results of operations and cash flow.

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

Changes to tax laws or classifications in any of the jurisdictions in which we operate could materially affect us and our shareholders. Tax laws, including tax rates, in the jurisdictions in which we operate, are often unsettled and may be subject to significant changes. For example, the U.S. tax reform enacted in 2022 (informally titled the Inflation Reduction Act) introduced a number of significant changes to the U.S. federal income tax rules. The OECD’s BEPS project has resulted in wide-ranging and continuous changes in the principles of international taxation and the tax laws in individual countries, including most recently the new Global Minimum Tax rules (GLOBE) (referred to as “Pillar 2”). Pillar 2 rules contemplate changes to numerous international tax principles and national tax incentives and enforce other arrangements such as a minimum effective tax liability. Governments have been translating the Pillar 2 rules into specific national tax laws, as previously done with respect to BEPS, and in the EU, Pillar 2 is expected to be effective from the beginning of financial year 2024. These changes, when adopted by individual countries, could adversely affect our financial position, including our provision for income taxes. At this stage we cannot assess the impact of the new rules on our financial results.

In February 2022, the Council of the European Union updated its grey list, which includes countries that do not yet comply with all international tax standards but have committed to implementing reforms, to add Israel and nine other countries. As of the date of this report, Israel has remained on the grey list, and was stated to be cooperating with the EU and having pending commitments. In order to be considered as cooperative for tax purposes and be removed from the EU grey list, jurisdictions are required to meet the following criteria: tax transparency, fair taxation, and anti-BEPS measures. European entities engaging with countries listed on the grey or black lists may be subject to certain restrictions. Changes in tax laws, policies, treaties or regulations, and their interpretation or enforcement, are unpredictable. Any of these occurrences could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

In addition, changes to tax laws, their interpretation or our classification under them, can result in adverse consequences to our shareholders. For example, in case Elbit Systems is treated as a Passive Foreign Investment Company (a PFIC), during any taxable year during which a U.S. Shareholder (as defined in Item 10. Additional Information – Taxation – United States Federal Income Tax Considerations) holds our ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. Shareholder. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were treated as a PFIC with respect to our 2022 or 2021 taxable year and do not expect to be a PFIC for our current taxable year or in the reasonably foreseeable future. However, this conclusion is a factual determination that must be made at the close of each year and is based on factors that may be outside of our control, including, among other things, the valuation of our ordinary shares and assets, which will likely change from time to time. See Item 10. Additional Information – Taxation – United States Federal Income Tax Considerations.

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

Our business involves risks that may not be adequately covered by insurance. Our business involves the development and production of products and systems for customers around the world. These products and systems can involve new technologies that are not yet fully tested. We may not be able to obtain product liability or other insurance to fully cover our risks in a cost-effective manner, and the monetary amount of our insurance coverage may not fully cover the liabilities we may incur from our activities, which could be substantial and could harm our business, reputation, financial condition, results of operations and cash flow. In addition, conditions in the global insurance market may make it more costly to obtain adequate insurance coverage in areas such as directors and officers (D&O) liability insurance.

Risks Related to Legal and Regulatory Requirements

We are subject to government procurement and anti-bribery/corruption rules and regulations. We are required to comply with government contracting rules and regulations relating to, among other things, cost accounting, sales of various types of munitions, anti-bribery and procurement integrity, which increase our performance and compliance costs. See Item 4. Information on the Company – Governmental Regulation. Our supply chain is also required to comply with many of these regulations. We engage in certain markets considered to have high bribery and corruption risks. Investigations by government agencies have become more frequent in a number of countries, including Israel and the U.S. Failure to remain up to date with applicable regulatory changes around the world or to fully comply with these rules and regulations, whether directly or indirectly, could result in the modification, termination or reduction of the value of our contracts, additional costs, the assessment of penalties and fines against us, our suspension or debarment from government contracting or subcontracting for a period of time or criminal sanctions against us or our employees, supply chain or customers, all of which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We depend on governmental approvals for international sales, procurement and acquisitions. Our international sales, as well as our international procurement of skilled human resources, technology, software and hardware, depend largely on export authorizations and other approvals from the governments of Israel, the U.S. and other countries. See Item 4. Information on the Company – Governmental Regulation. If we, our customers or our suppliers fail to obtain or comply with certain approvals in the future, or if certain approvals previously obtained are revoked or expire and are not renewed due to factors such as changes in political conditions or imposition of sanctions, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

In addition, most countries require local governmental approval for acquisitions of domestic defense and homeland security-related businesses, which may be denied, or subject to unfavorable conditions, if the local government determines that the acquisition is not in its national interest. Such regulations are becoming more stringent in a number of countries. We may also be unable to obtain antitrust approvals for certain acquisitions as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

Our operations may expose us to liabilities under various environmental protection, health and safety laws and regulations. Our operations are affected by environmental protection, health and safety requirements. Recent years have been characterized by a substantial increase in the stringency and enforcement of legal provisions and regulatory requirements in these areas and the cost of compliance with such regulatory changes. Changes in laws and regulations around the world may limit or otherwise affect the use of our products or impact our manufacturing processes, due to environmental protection, health, safety, or other considerations. These changes include, among other things, regulations regarding the storage and handling of hazardous materials, including munitions, used in our operations. See Item 4 – Information on the Company - Governmental Regulation - Environmental, Health and Safety Regulations. Standards adopted in the future, such as those related to greenhouse gas emissions, may require us to modify our methods of operation, which may necessitate additional resources. Failure to meet such standards may also affect our position in obtaining new business or investments (see also “Risks Related to Our Operations - Our business could be adversely affected by climate change, regulatory requirements and market responses thereto” above). Furthermore, some of our business licenses are for fixed periods and must be renewed from time to time. Renewal of such permits is not certain and may be made contingent on additional environmental, health and safety conditions and costs. If we were to violate or become liable under environmental, health and safety laws and regulations, including with respect to any contamination or our manufacture, testing or handling of munitions and explosives, as a result of our inability to obtain permits, human error, accident, equipment failure or other causes, we could be subject to fines, costs, civil or criminal sanctions, face property damage or personal injury claims or be required to incur substantial investigation or remediation costs. These factors could cause disruptions in our operations and have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Our business depends on proprietary technology that may be infringed or disclosed without our authorization. Many of our systems and products depend on our proprietary technology for their success. Like other technology-oriented companies, we rely on a combination of IP, some of which is not formally protected. Our formally protected IP includes patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure agreements, confidentiality provisions in sales, procurement, employment and other agreements and technical measures to establish and protect proprietary rights in our products. Our ability to successfully protect our IP may be limited because:
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
In addition, various parties register patents in technologies relevant to our business areas and may assert infringement claims against us. The cost of defending against infringement claims could be significant, regardless of whether the claims are valid. If we are not successful in defending such claims, we may be prevented from using or selling certain products of ours, liable for damages and required to make adjustments to our software, technology or products, or obtain licenses, which may not be available on reasonable terms, any of which may have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We are subject to laws and contractual obligations regarding data protection. Certain information we receive and maintain regarding our employees and third parties is subject to various local and national laws regarding privacy and data protection. Many of these laws are rapidly evolving and increasingly rigorous. In addition, we are frequently subject to contractual obligations requiring us to protect the confidential information of customers. A failure or perceived failure by us to comply with laws, industry standards or contractual obligations regarding the protection of data could subject us to enforcement actions and other litigation by customers and governmental authorities, fines, damages and negative publicity. These could, in turn, have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Other Risks Related to Our Ordinary Shares

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

Other general factors and market conditions that could affect our stock price include but are not limited to changes in: (i) the market’s perception of our business; (ii) the businesses, earnings estimates or market perceptions of our competitors or customers; (iii) the outlook for the defense, homeland security and commercial aviation industries; (iv) general market, economic or health (including pandemics) conditions unrelated to our performance; (v) the legislative or regulatory environment; (vi) government defense spending or appropriations; (vii) military or defense activities worldwide; (viii) the level of national or international hostilities; and (ix) the general geo-political environment. A significant increase in our share price can also increase our payment obligations under our stock price-linked employee compensation plans (as occurred in 2022 in respect of our 2018 Phantom Plan).

We have a major shareholder with significant influence over certain matters requiring shareholder approval. As of the date of this annual report, Federmann Enterprises Ltd. (FEL) owns approximately 44.15% of our ordinary shares, directly and indirectly. Therefore, subject to shareholder approval special majority requirements under the Israeli Companies Law - 1999, as amended (the Companies Law) and our articles of association, FEL may have significant influence over the outcome of certain matters requiring shareholder approval, including the election of directors. Michael Federmann, who serves as the chair of our board of directors, is (through entities under his control) the controlling shareholder of FEL, and he is also the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of our ordinary shares owned by FEL. See below – Item 6. Directors, Senior Management and Employees – Board Practices – Appointment of Directors and – External Directors, Item 7. Major Shareholders and Related Party Transactions – Major Shareholders and Item 10. Additional Information – Approval of Certain Transactions and – Provisions Relating to Major Shareholders.

Risks Related to Our Israeli Operations and Environment

Conditions in Israel and the Middle East may affect our operations. Political, economic and military conditions in Israel and the Middle East directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its Arab neighbors. Although the recent Abraham Accords have enhanced Israel's relations with certain countries in the Middle East, an ongoing state of hostility, varying in degree and intensity, has caused security and economic problems for Israel, and for Israeli businesses and employees. Political, economic and military conditions in Israel and the Middle East could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms, other firms doing business with Israel and Israeli-owned companies operating in other countries. Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. See above “Risks Related to Our Markets and Industry”. Restrictive laws, policies or practices directed towards Israel or Israeli businesses or a decision to reduce trade with Israeli businesses could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

Extended periods without a stable coalition government could adversely affect the Israeli defense budget. Over the last four years Israel has undergone five elections, with the most recent election held in November 2022. This has led to frequent changes in the composition of the government and delays in adopting budgets. This also has negatively impacted the ability of the IMOD to adopt a new budget, enter into new programs and make timely payments to its suppliers. Should such extended periods of instability reoccur, it could negatively affect our operations in Israel and have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may be affected by changes in Israel’s economy. From time to time Israel’s economy may experience inflation or deflation, low foreign exchange reserves, fluctuations in world commodity prices, and impact of military conflicts, civil and political unrest, budgetary constraints and other macro-economic changes. Israel's economy may also be affected by occurrences experienced and fiscal policies employed by other international economies, such as those in the U.S. and Europe. For these and other reasons, in the past the government of Israel has intervened in the economy employing various fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. In 2023, the newly elected Israeli government began a process to implement changes in the Israeli judicial system. Various financial, legal and commercial organizations and entities have claimed that such changes would weaken the Israeli judicial system and, as a result, could negatively impact the economic and financial conditions in Israel. At this stage, we cannot asses the likelihood of these changes being fully implemented or any potential impact on our business.

Changes in the Israeli economy, as well as various policies implemented by the Israeli government, could make it more difficult for us to operate our business and could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

Israeli law may delay, prevent or impact acquisition of our controlling interest. The Israeli Defense Entities Law (Protection of Defense Interests), 5766 – 2006 (the Israeli Defense Entities Law) requires Israeli government approval of an acquisition of “means of control” in Israeli defense companies such as Elbit Systems or Israeli defense companies we own or may acquire, in case a relevant order is issued by the Israeli government. Such an order may also contain additional conditions relating to the purchase or transfer of “means of control”. As of the date of this annual report, an order relating to us has yet to be issued. However, the IMOD initiated a process under which it intends for the Israeli government to finalize and issue an order that would designate Elbit Systems and most of our Israeli subsidiaries as “defense entities” under the Israeli Defense Entities Law. Since then, discussions have taken place between Elbit Systems and the IMOD about the terms and contents of the order. The issuance of such order could limit the ability of a potential purchaser to acquire a significant interest in our shares without the approval of the Israeli government. See also Item 4. Information on the Company – Governmental Regulation – Regulation of Israeli Defense Entities. In addition, the Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions could delay, prevent or impede an acquisition of a significant portion of our shares, even if such an acquisition would be considered beneficial by some of our shareholders.

Being a foreign private issuer exempts us from certain SEC requirements. As a foreign private issuer within the meaning of rules promulgated under the Exchange Act, we are exempt from certain Exchange Act rules and requirements that apply to U.S. public companies, including: (i) the requirement to file with the SEC quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) rules regulating the solicitation of proxies in connection with shareholder meetings; (iii) Regulation FD prohibiting selective disclosures of material information; and (iv) rules requiring insiders to disclose stock ownership and trading activities and establishing liability for profits realized from “short-swing” trading transactions (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months). Because of the foregoing, our shareholders may receive less information about our company and trading of our ordinary shares by our affiliates than would be provided to shareholders of a domestic U.S. company, and our shareholders may be afforded less protection under the U.S. federal securities laws than would be afforded to shareholders of a domestic U.S. company.

We may rely on certain Israel “home country” corporate governance practices which may not afford shareholders the same protection afforded to shareholders of U.S. companies. As a foreign private issuer Elbit Systems is permitted to follow, and in certain instances (as described below) has followed, home country corporate governance practices instead of certain practices otherwise required under the Listing Rules of the NASDAQ Stock Market (Nasdaq Listing Rules) for domestic U.S. issuers. As described in Item 16G. Corporate Governance, we have previously informed Nasdaq that we elected to follow certain procedures permitted under the Companies Law instead of the Nasdaq Listing Rules, which require a listed company to obtain shareholder approval for the establishment or material amendment of an equity-based compensation plan. Under this “home country practice” exception provided in the Nasdaq Listing Rules for foreign private issuers, we could in the future elect to follow home country practices in Israel with regard to a broad range of other corporate governance matters. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq, may afford less protection than is afforded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See Item 16G – Corporate Governance.

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

Item 4.    Information on the Company.

Company History

Elbit Systems Ltd. is a corporation domiciled and incorporated in Israel where we operate in accordance with the provisions of the Companies Law. Our predecessor Elbit Ltd. was incorporated in Israel in 1966 as Elbit Computers Ltd. Elbit Systems was formed in 1996, as part of the Elbit Ltd. corporate demerger, under which Elbit Ltd.’s defense-related assets and business were spun-off to us.

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

Our website home page is www.elbitsystems.com. We make our website content available for informational purposes only. It should not be relied upon for investment purposes, nor is any information on it incorporated by reference in this annual report. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov/, and is not incorporated by reference into this annual report.

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

Our major activities include: military aircraft and helicopter systems; commercial aviation systems and aerostructures; unmanned aircraft systems (UAS); electro-optic, night vision and countermeasures systems; naval systems; land vehicle systems; munitions; command, control, communications, computer, intelligence, surveillance and reconnaissance (C4ISR) and cyber systems; electronic warfare and signal intelligence systems; and other commercial activities.

Many of these major activities have a number of common and related elements, including common technologies and products, types of programs and customer interface. Therefore, certain of our subsidiaries, divisions or other operating units often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these major activities.

Principal Market Environment

Notwithstanding the recent impact of the Covid-19 pandemic on governmental priorities worldwide, including a slow-down in the commercial aviation market, budgets for defense and homeland security have remained relatively stable in most of our markets in recent years. The conflict between Russia and Ukraine has resulted in calls for increased defense budgets in Europe and elsewhere, while also increasing instability in the global economy. The nature of military and homeland security requirements in recent years, including low intensity conflicts and ongoing terrorist activities, tensions with countries such as Iran, as well as increased focus on leaner but more technically advanced forces, has resulted in increasing demand for technological solutions that incorporate digital transformation, including Artificial Intelligence, Big Data analytics, Robotics, Automation and information assurance. There has also been continued demand in the areas of C4ISR systems, cyber-defense systems, network centric information and operational systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems, unmanned surface vessels, remote controlled systems, precision munitions, vehicle survivability and force protection systems, signal intelligence (SIGINT) and electronic warfare (EW) systems, space and satellite-based defense capabilities and homeland security solutions. Moreover, there is a continuing demand for cost-effective logistic support and training and simulation services. We believe our synergistic approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in many of these areas.

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

Segments

The Company reports segment information in five segments beginning with the year ended December 31, 2022. The Company’s segments are organized based on a combination of the nature of products and services offered, together with a geographic segment.

The Company’s five reportable segments are:

–Aerospace – mainly provides products and systems for airborne platforms, unmanned aerial solutions, precision guided munition (PGM) sensors, aerostructures, training and simulators systems as well as commercial aviation systems.
–C4I and Cyber – mainly provides C4ISR systems, data links and radio communication systems and equipment, cyber intelligence solutions, autonomous solutions and homeland security solutions.
–ISTAR and EW – mainly provides a wide range of electro-optic and laser systems and products and also provides a wide range of EW systems and SIGINT systems.
–Land – mainly provides land-based systems and products for armored and other military vehicles, artillery and mortar systems, munitions for land, air and sea applications including PGM , armored vehicle and other platforms’ survivability and protection systems.
–Elbit Systems of America (“ESA”) – mainly provides products and systems solutions principally to U.S. military, foreign military sales (FMS/FMF), homeland security (HLS), medical instrumentation and commercial aviation customers.

The segments are encouraged to cooperate on a range of common projects performed by the Company. It is common for the reportable segments to provide their products to the same customers either through joint projects or by marketing and offering combined and integrated solutions containing a variety of capabilities, products, and technologies of the Company’s portfolio from various businesses or subsidiaries, all tailored to satisfy the customer’s or project’s specific requirements.

The following is additional information on each of our segments. Additional financial information on the segments is provided in Item 5. Operating and Financial Review and Prospects and in Item 18. Financial Statements – Notes 1, 2AC and 23.

Management also remains focused on the consolidated results as an important measure of performance, particularly given the high level of cooperation among the segments.

Aerospace. Elbit Systems Aerospace offers a range of leading solutions including unmanned systems, training solutions, head mounted displays, avionics, PGM sensors, aerostructures and next generation aerial C4I and intelligence-gathering products and systems that are at the core of network-centric and multi-domain operations.

The Aerospace Segment portfolio includes the following main capabilities:

Military Aircraft and Helicopter systems

We offer a range of airborne systems and products that enhance operational capabilities and extend aircraft life cycles, ranging from a single sensor to an entire cockpit avionics suite. Our systems are integrated on fixed and rotary-wing, eastern and western, new and mature aircraft.

We design and supply advanced helmet-mounted systems, including helmet-mounted displays (HMD) for fixed-wing and rotary-wing aircraft.

Under our fixed-wing aircraft and helicopter upgrade programs, we integrate advanced electronic, communication, navigation, electro-optic and EW systems, such as integrated flight deck systems, mission management computers, displays, digital maps and digital recorders, head-up displays, airborne intelligence-gathering systems, PGM sensors, aircraft structural components and a range of aircraft tactical, virtual, appended and embedded trainers and simulators.

Unmanned Aircraft Systems (UAS)

Our portfolio of UAS includes integrated UAS (sometimes referred to as remote piloted vehicles, or RPVs) in various categories and for a range of applications as well as UAS training systems. The systems include airborne platforms, ground control stations, communication systems and various payloads, including stabilized electro-optic, electronic intelligence (ELINT) and communications intelligence (COMINT) payloads that can be adapted for various types of UAS.

Training Solutions and Support

Our training solutions offering includes simulators with embedded virtual training capabilities for air, land, and naval operations and joint multi-domain training. We establish training centers worldwide and offer comprehensive flight academy solutions and services. We also supply logistic support services for airborne platforms, including repair and maintenance centers.

Commercial Aviation Systems and Aerostructures

Our portfolio of commercial aviation systems includes a range of systems and products for the commercial and business aviation market that are employed on fixed-wing aircraft and commercial helicopters. Our commercial aviation systems in the business aviation, commercial helicopter and air transport areas include full avionic suites, enhanced flight vision products and various other avionics products such as display, communication and flight management systems. We also provide aerostructure products such as pressurized and non-pressurized doors, composite beams and winglets.

C4I and Cyber. Elbit Systems C4I and Cyber offers a range of C4I, communication, autonomous systems and cyber intelligence capabilities providing digital networked warfare solutions to military forces, intelligence agencies, homeland security forces, law enforcement agencies and first responders.

The C4I and Cyber Segment portfolio includes the following main capabilities:

Communications

The Communications portfolio includes secured and resilient tactical software defined radios (SDR), HF, VHF and UHF radio and communication systems and products, from single-soldier radios to full-scale militaries, supporting multi-domain operations. Our satellite-on-the-move solutions enable users to share voice, video and data beyond line of sight while on the move. Our solutions support robotic autonomous systems and manned unmanned teaming (MUM-T) operations. Our communication network solution enables over-the-air control, monitoring and configuring of military wide networks and integrated Radio over IP (ROIP).

Network combat systems (C4I)

Elbit Systems C4I and Cyber supports the digitization and modernization of Defense and HLS capabilities enhancing operational effectiveness. Our system engineering and integration capabilities are underpinned by our C4I, sensor and effector expertise combined with a broad portfolio of military grade tactical hardware for dismounted, mounted and fixed applications. Our solutions incorporate a cloud enabled, open standard architecture framework enabling seamless connectivity and interoperability across a multi-domain environment while maintaining an evergreen upgradable approach to enable upgrades to address future battlefield requirements.

Cyber Intelligence

Our Cyber Intelligence portfolio includes big data and analysis solutions that provide intelligence, military and law enforcement agencies with timely and actionable intelligence on a range of threats. Our end-to-end solutions aggregate and fuse large volumes of data from a wide spectrum of intelligence sources, including HUMINT, COMINT, WEBINT and, IMINT and apply advanced information technologies, including Big Data, Artificial Intelligence (AI) and Machine Learning, to analyze the data. We also provide advanced cyber protection tools to protect network endpoints and the tactical edge.

Robotics and Autonomy Systems

We design, integrate and deploy a range of robotic and autonomy systems (RAS). We provide comprehensive, multi-layered solutions for one-to-many autonomous swarms and platforms capable of performing tactical operational missions or human-machine teaming by unmanned ground platforms and military-grade tactical drones. Our open architecture modular approach enables integration of robotic systems, sensors and effectors tailored to the operational requirements of the customer.

ISTAR and EW. Elbit Systems ISTAR and EW designs, manufactures and supports a diverse range of systems and sensors that leverage our advanced technological capabilities across electro-optics (EO), lasers and the electromagnetic spectrum.

These systems and sensors are incorporated into comprehensive solutions for aerospace, ground and maritime applications. Our systems, sensors, and applications can be provided standalone to defense customers or integrated into a solution provided by the Company's other segments and by other defense prime contractors.

The ISTAR and EW portfolio includes the following main capabilities:

Optronics and Laser Systems

The Optronics and Laser Systems portfolio includes self-protection suites, electronic countermeasure systems and sensors, surveillance and intelligence sensors for airborne, ground and naval platforms and payloads for unmanned platforms.
Our portfolio of EO systems and solutions includes integrated vision and targeting solutions, laser range-finders and laser designators, stabilized payloads, electro-optic intelligence, surveillance and reconnaissance (ISR) systems, Directional Infrared Countermeasure (DIRCM) systems as well as multiple vision-enhancing solutions for military forces and multi-spectral payloads and telescopes for space applications. We are a leading supplier of laser technology for military applications including High Power Laser technology and solutions.

Electronic Warfare (EW), Signal Intelligence (SIGINT) and Radar Systems

Our EW and SIGINT portfolio includes intelligence, defensive and offensive solutions for a range of military applications. We provide EW self-protection suites, including radar warning receivers and laser warning systems, for airborne and maritime platform types. We also provide Infra-Red missile warning systems for combat aircraft, as well as for other fixed-wing and rotary-wing platforms, and electronic support solutions for threat identification.

We provide SIGINT systems for tactical and strategic intelligence-gathering including electronic intelligence (ELINT) and electronic countermeasures for naval, ground and airborne applications, communication intelligence (COMINT) and communication jamming systems, counter-improvised explosive devices (CIED) jamming systems for ground forces, counter unmanned aircraft system (CUAS) and cyber protection capabilities. We also supply command and control systems and simulators for anti-ballistic missiles programs.

Naval Combat Management and Sonar Systems

We provide Unmanned Surface Vessels (USVs) for Mine Counter Measure (MCM) and Anti-Submarine Warfare (ASW) missions, equipped with an array of sonars and underwater acoustic payloads.

Land. Elbit Systems Land segment provides products and systems for ground forces including military vehicle systems, artillery and mortar systems, rocket artillery systems, active protection systems for vehicles, and a range of air and ground launched precision guided munitions and ammunition. Elbit Systems Land provides solutions for a wide range of threats and operational scenarios for the land, air, and naval arenas. The activities of IMI Systems Ltd., acquired in 2018, were integrated into Elbit Systems Land.

The Land Segment portfolio includes the following main capabilities:

Indirect Fire Systems

We provide a range of self-propelled automatic and semi-automatic 155mm howitzers that are designed to be adaptable and mounted on a broad range of truck chassis. We also provide fully automatic rocket-launchers that can launch a broad variety of precision-guided and free-flying rockets with an effective range of up to 300 km. We also provide comprehensive mortar and tactical precision firepower solutions. These include mortar systems integrated on a variety of platforms and a range of 120mm mortar ammunition.

Turrets and Weapons Systems

We design, develop, manufacture and integrate turrets and weapon systems for ground combat vehicles including Main Battle Tanks, Armored Personnel Carriers and Infantry Fighting Vehicles. Our portfolio includes remote-controlled weapon systems, manned and unmanned turrets, tanks and combat vehicle upgrade and modernization solutions, situational awareness systems and future combat vehicle systems.

Ammunition and Munition Systems

Elbit Systems Land develops and manufactures a comprehensive array of precision munitions, precision-guided rockets and missiles, artillery ammunition, tank munitions, explosives, air-to-ground precision strike systems as well as aircraft protection systems including expendable countermeasures. Our small caliber ammunition facility manufactures a complete range of small arms ammunition, ranging from 5.56 mm to 0.50 (12.7mm) calibers.

Active Protection Systems

We provide advanced survivability solutions for Combat Vehicles. Our Iron Fist Active Protection System (APS) provides a multi-layer active armor protection solution and we also supply soft-kill systems. Our advanced combat vehicle systems provide full 360 degree situational awareness in an open architecture as well as integrating the APS. Our solutions are offered as standalone to combat vehicle manufacturers or as part of combat systems provided by Elbit Systems.

Elbit Systems of America (ESA). Elbit Systems of America mainly provides products, system solutions, and support services focused on the defense, homeland security, law enforcement, commercial aviation, and medical instrumentation markets. Most of ESA's revenues are from the U.S. government, its allies, or large prime U.S. defense contractors.

ESA provides a range of capabilities from advanced electro-optics to maintenance and repair of complex military hardware and systems, commercial aviation and medical instrumentation. ESA's portfolio of defense solutions provides holistic situational awareness, survivability, and lethality, which are all key to the modern warfighter. These capabilities are used on land, in the sea, and in the air. In addition to developing and manufacturing cutting-edge solutions, we maintain the systems and components we create, and we frequently maintain systems originally manufactured by other contractors.

ESA frequently acts as a territorial entity prime contractor in the U.S. for the products and services of the Company's other segments, leveraging the Company's wide technologies and capabilities. The ESA portfolio includes various capabilities based on the technologies and solutions of the Company's other segments, as well as U.S originated capabilities.

The ESA portfolio includes the following main capabilities:

–Airborne holistic situational awareness and decision-making through helmet mounted displays, head-down displays, head-up displays, and mission computers;

–Maritime solutions, networks, and communications through sonobuoys and undersea systems produced by ESA's Florida-based subsidiary, Sparton Corporation;

–Next-generation warfighter information systems through advanced night vision, hand-held targeting systems, soldier systems, tactical radios, networking, and command & control;

–Electronic warfare solutions, electro-optical infrared systems, and airborne assets & payloads deployed through unmanned aerial systems;

–Ground combat vehicle systems such as turrets, vehicle protection systems, 360-degree situational awareness solutions, and vehicular components.

–Next-generation precision fire support, including multi-modal seekers, mortar weapon systems and munitions;

–Expeditionary and survivable command, control, communication and computing solutions (C4) to enable networked C4 Intelligence, Surveillance and Reconnaissance and Joint All-Domain Command and Control solutions for mounted and dismounted warfighters;

-    Border security and force protection solutions that can be fixed, mobile, and supplied in expeditionary configurations;

-    ESA's commercial aviation portfolio includes a full line of air data products, cockpit instrumentation and vision systems;

-    KMC Systems develops advanced clinical and operational solutions for life science customers in the intelligent lab and fluidic automation space.

Revenues

The table below shows our consolidated revenues by major areas of operations for the years ended December 31, 2020, 2021 and 2022:

(U.S. dollars in millions)

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
Airborne systems	$1,650.4	$2,005.8	$2,012.5
Land systems	1,258.9	1,254.7	1,216.6
C4ISR systems	1,145.7	1,371.5	1,610.9
Electro-optic systems	475.9	452.9	523.7
Other (*)	131.7	193.5	148.0
Total revenues	$4,662.6	$5,278.5	$5,511.5
(*) Mainly non-defense engineering and production services.

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2020, 2021 and 2022:

	2020	2021	2022
Israel	24%	21%	19%
North America	32%	30%	27%
Europe	18%	17%	23%
Asia-Pacific	21%	27%	26%
Latin America	3%	2%	2%
Others	3%	2%	3%

The table below shows our consolidated revenues by reported segments for the years ended December 31, 2020, 2021 and 2022:
(U.S. dollars in millions)

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
Aerospace
External customers	$923.5	$1,281.4	$1,471.1
Intersegment revenue	348.7	301.9	262.1
	1,272.2	1,583.3	1,733.2
C4I and Cyber
External customers	602.6	590.1	631.3
Intersegment revenue	29.3	34.6	47.1
	631.9	624.7	678.4
ISTAR and EW
External customers	870.0	888.2	882.2
Intersegment revenue	173.3	138.1	163.4
	1,043.3	1,026.3	1,045.6
Land
External customers	927.5	1,028.1	1,075.8
Intersegment revenue	79.7	88.8	92.7
	1,007.2	1,116.9	1,168.5
ESA
External customers	1,339.0	1,490.7	1,451.1
Intersegment revenue	3.5	2.1	5.6
	$1,342.5	$1,492.8	$1,456.7
Revenues
Total revenues (external customers and intersegment) for reportable segments	$5,297.1	$5,844.0	$6,082.4
Less - Intersegment revenue	(634.5)	(565.5)	(570.9)
Total consolidated revenues	$4,662.6	$5,278.5	$5,511.5

Subsidiary Organizational Structure

Our beneficial ownership interest in our major subsidiaries is set forth in Exhibit 8 to this annual report. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

Below is a general description of our major subsidiaries, each of which is wholly-owned. We also have other smaller subsidiaries and investee companies in Israel, Europe, North America, South America and Asia-Pacific that conduct marketing, engineering, manufacturing, logistic support and other activities, principally in the subsidiary’s local market. Our subsidiaries generally operate across our segments, often in collaboration with other subsidiaries.

Elbit Systems of America

Elbit Systems of America, a Delaware limited liability company, and its subsidiaries, provide products and systems solutions focusing on U.S. military, homeland security, medical instrumentation and commercial aviation customers. Elbit Systems of America and its subsidiaries have operational facilities in Fort Worth, Texas, San Antonio, Texas, Merrimack, New Hampshire, Talladega, Alabama, Roanoke, Virginia, Boca Raton, Florida and De Leon Springs, Florida. Elbit Systems of America also has a 50% interest in a joint venture with Collins Aerospace, a unit of Raytheon Technologies Corp., which is engaged in the area of helmet-mounted display systems for fixed-wing military and para-military aircraft. Elbit Systems of America acts as a contractor for U.S. Foreign Military Financing (FMF) and Foreign Military Sales (FMS) programs. See below “Governmental Regulations – Foreign Military Financing (FMF)”. Each of Elbit Systems of America’s operational facilities has engineering and manufacturing capabilities. Elbit Systems of America’s manufacturing facilities in Alabama, Texas, New Hampshire, Virginia and Florida also have significant maintenance and repair capabilities. See below “Manufacturing” and “Customer Satisfaction and Quality Assurance”.

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

Sparton De Leon Springs, LLC (Sparton De Leon Springs), a subsidiary of Elbit Systems of America and Sparton Corporation (Sparton), which was acquired by Elbit Systems of America in 2021, is a party to and operates under a proxy agreement to which Elbit Systems of America, Elbit Systems and the DoD are also parties. The proxy agreement is necessary because Sparton De Leon Springs produces sonobuoys, which support the U.S. Navy’s anti-submarine warfare efforts and require additional protection from a U.S. national security perspective. Under the proxy agreement, three independent proxy holders, who have no prior affiliation with Sparton De Leon Springs, Elbit Systems or Elbit Systems of America, govern the affairs of Sparton De Leon Springs and monitor compliance with the U.S. government’s export control and national security requirements. The Proxy Holders and certain senior officers of Sparton De Leon Springs must be resident U.S citizens and eligible for DoD personnel security clearances.

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

During 2022 and the beginning of 2023, we continued to invest resources in pursuing acquisition and investment opportunities that meet our strategic goals and acquisition criteria in key markets.

In addition, we continue to evaluate our holdings and from time to time pursue divestiture of businesses that are not considered to be core to our strategy. In 2022, we engaged in divestiture activities of certain non-material businesses, such as the sale by Elbit Systems UK Ltd. of the power and control business of its subsidiary Ferranti Technologies Ltd. and the sale of IMI's shares in Ashot Ashkelon Industries Ltd.

Property, Plant and Equipment

Facilities Owned or Leased by the Company (square feet)

	Israel(1)	U.S.(2)	Other Countries(3)
Owned	2,065,447	759,445	1,039,287
Leased	6,976,085	1,114,414	632,736
(1)Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

(2)Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, Florida, Alabama and Virginia. The facilities in New Hampshire, Florida and Alabama are located on owned land totaling approximately 109 acres. In 2022 Elbit Systems of America acquired a subsidiary (under Sparton), which leases three facilities in VA and in NC, of 38,540 square feet. Universal Avionics Systems Corporation's facilities are located in Arizona, Washington and Georgia, of which 166,000 square feet are owned and 83,000 square feet are leased.

(3)Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America and Asia-Pacific.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $197 million. We believe that our current facilities are adequate for our operations as now conducted.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products, as well as certain technologies and services. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense-related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2022, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense and dual use products, as well as defense-related technical data and defense services to Israel and other countries, is subject to applicable authorizations of the U.S. government, typically under the U.S. International Traffic in Arms Regulations (ITAR) and the U.S. Export Administration Regulations (EAR). Such authorizations may be in the form of export and import licenses, as well as technical assistance agreements (TAAs) or manufacturing license agreements (MLAs) for transfers of technical data and performance of defense services. This also applies to any other U.S. entities who export defense products or defense-related services and technology to our Israeli and other non-U.S. entities, in order to perform work for U.S. programs or to work with U.S. contractors in third countries. Employment by our U.S.-affiliated companies of Israeli nationals assigned to work in defense-related technical areas is also subject to licensing requirements. Applications for export authorizations require disclosure of information regarding the intended sales and users of the applicable hardware, software or technology. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Our business also is affected by other governments’ export regulations, including with respect to end user restrictions of our suppliers’ governments.

Regulation of Israeli Defense Entities

The Israeli Defense Entities Law establishes conditions for the approval of an acquisition or transfer of “means of control” of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” occurs through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Minister of Economy. No such order for Elbit Systems has been issued as of the date of this annual report. However, in the first quarter of 2021, the IMOD initiated a process under which it intends for the Israeli government to finalize and issue an order that would designate Elbit Systems and most of our Israeli subsidiaries as “defense entities” under the Israeli Defense Entities Law.

Orders to be issued under the Israeli Defense Entities Law may establish various conditions and restrictions. It is anticipated that Israeli government approval will be required for acquisition of a specific percentage of shares or voting rights in Elbit Systems that would constitute “means of control” under the law. “Means of control” for this purpose could include, for example, the right to vote a specified percentage of shares at a shareholders’ meeting or to appoint a director. Orders relating to “defense entities” are also anticipated to, among other matters: (1) impose restrictions on the ability of non-Israeli resident citizens to hold means of control or to be able to “substantially influence” “defense entities”; (2) require that senior officers of “defense entities” have appropriate Israeli security clearances; (3) require that a defense entity’s headquarters be in Israel; (4) subject a defense entity’s entering into certain joint ventures and mergers and transferring certain technology or means of manufacturing, to the approval of the IMOD; and (5) require “defense entities” to maintain certain essential production lines and development capacities in Israel.

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

Since the IMOD initiated the process mentioned above, discussions have taken place between Elbit Systems and the IMOD regarding the terms, scope and contents of the order, which have not yet been finalized.

Approval of U.S. and Other Defense Acquisitions. Many countries in addition to Israel require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense-related and other potentially sensitive businesses in the U.S. are subject to the Foreign Investment Risk Review Modernization Act of 2018 (FIRRMA). Under FIRRMA, our acquisitions of defense-related and other potentially sensitive businesses in the U.S. require review, and in some cases approval, by the Committee on Foreign Investment in the United States (CFIUS).

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

Foreign Military Financing (FMF). Elbit Systems of America participates in United States FMF programs. These programs require countries, including Israel, receiving military aid from the United States to use the funds to purchase products containing mainly U.S. origin components. In most cases, subcontracting under FMF contracts to non-U.S. entities is not permitted. As a consequence, Elbit Systems of America generally either performs FMF contracts itself or subcontracts with U.S. suppliers. The U.S. government may authorize the IMOD to utilize a portion of the FMF budget under the United States Subcontracting Procurement (USSP) channel. In such cases, companies such as Elbit Systems or our Israeli subsidiaries, who are acting as the Israeli prime contractor to the IMOD under the NIS-funded portion of an IMOD program, are authorized to negotiate and enter into a subcontract directly with a U.S. supplier. However, payment of the funds under a USSP channel subcontract is administered by the IMOD Purchasing Mission to the U.S. The scope of such USSP channel authorization has increasingly required that the funds be used in U.S. dollars. We believe our U.S. subsidiaries, which are U.S. operating companies, are well positioned to engage in U.S. dollar-funded FMF programs. Elbit Systems of America also participates in U.S. Foreign Military Sales (FMS) programs.

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

Cybersecurity and Data Privacy Regulations. Certain data relating to our employees, customers and supply chain that we receive and maintain is subject to data privacy regulations, including those of the European General Data Privacy Regulation and corresponding Israeli legislation.

There has also been an increased focus on cybersecurity, as global privacy, cybersecurity and data protection-related laws and regulations are evolving, extensive, and complex. We may also be required to comply with expanding and increasingly complex cybersecurity regulations and guidelines in the United States, Israel and elsewhere with respect to reporting adverse events and additional requirements for avoiding or responding to an adverse event.

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

Competition Laws. Competition laws and regulations in Israel, the United States and other countries often require governmental approvals for transactions that are considered to limit competition. Such transactions may include the formation of joint venture entities, cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

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

Environmental, Health and Safety Regulations. We are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions in which we have operations. This includes regulations relating to air, water and ground contamination, hazardous waste disposal and other areas with a potential environmental, health or safety impact. During the relevant periods, our operations were also subject to national, state and local regulations relating to the Covid-19 pandemic.

Increased public concern may result in more international, U.S. federal, and/or regional requirements to reduce or mitigate the effects of climate change, such as regulating greenhouse gas emissions, policies mandating or promoting the use of renewable or zero-carbon energy and sustainability initiatives, and additional taxes on fuel and energy. Legislation or regulations may be enacted or promulgated in any jurisdiction in which we do business that impose more stringent restrictions and requirements than our current legal or regulatory obligations.

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

Financing Terms

Types of Financing. There are several types of financing terms applicable to our contracts. In some cases, we receive progress payments related to our progress in performing the contract. Sometimes we receive advances from the customer at the beginning, or during the course, of the project, and sometimes we also receive milestone payments for achievement of specific milestones. In some programs we extend credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that we finance all or part of the project’s costs for various periods of time. Financing arrangements may extend beyond the term of the contract’s performance. When we believe it is necessary, we seek to protect all or part of our financial exposure by letters of credit, insurance or other measures, although in some cases such measures may not be readily available or may not fully cover our risk. In some cases, third parties, such as banks that provide financing to our customers in connection with our programs, have certain types of recourse to us in the event of a default in payment by our customers under their obligations to the financing banks.

Advance Payment Guarantees. When we receive advances prior to incurring contract costs or making deliveries, the customer frequently requires guarantees against advances paid. These guarantees are issued either by financial institutions or by us. We have received substantial advances from customers under some of our contracts. In certain circumstances, such as if a contract is canceled for default and there has been an advance or progress payment, we may be required to return payments to the customer as provided in the specific guarantee. As part of the guarantees we provide to receive progress payments or advance payments, some of our customers require us to transfer to them title in inventory acquired with such payments. See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank and Other Financial Institution Guarantees.

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

Licensing. There are relatively few cases where we manufacture under license. Such licenses typically apply to the use of technologies that are the result of collaboration with academic institutions or where we are manufacturing another company’s product in accordance with that company’s specifications. In such cases, the licensor typically is entitled to royalties or other types of compensation. In some cases where we have acquired business lines we obtain a royalty-free license to use the applicable technology for specified applications. We also obtain licenses to use software tools in our engineering and development activities and utilize open source software licenses in projects where such use is appropriate. Occasionally, we license parts of our intellectual property to customers or business partners as part of the requirements of a particular contract. We also sometimes license technology to other companies for specific purposes or markets, such as the right to manufacture certain components of our products or the right to use certain of our intellectual property relating to operation and adaptation of our training and simulation systems. Due to the growing trend of a number of governments requiring us to work with their local industries, such licensing has become more prevalent.

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

Our R&D projects relate to defense, homeland security and commercial applications. We perform R&D projects to produce new systems for the IMOD and other customers, sometimes in collaboration with our business partners. These projects give us the opportunity to develop and test emerging technologies. We develop tools for fast prototyping for both the design and development process. Fast prototyping permits the operational team members to effectively specify requirements and to automatically transfer them into software code. We also are engaged in long-term investments in science and technology infrastructure and building blocks, often in collaboration with academic bodies. We employ thousands of software, hardware and systems engineers. In addition, most of our program and business line managers have engineering backgrounds. About half of our total workforce is engaged in technology-related functions, including research, development and engineering.

Our companies in Israel have collectively been awarded the Israel Defense Prize 31 times, recognizing extraordinary contributions to defense technological innovations.

Our customers, the Israel Innovation Authority in the Ministry of Economy and Industry (formerly the Office of Chief Scientist) and other R&D granting authorities sometimes participate in our R&D funding for our Israeli-based companies. Some of our subsidiaries outside of Israel receive funding of certain of their R&D activities from their respective governments or customers. We also invest our own funds in research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2020, 2021 and 2022.

(U.S. dollars in millions)	2020	2021	2022
Total Investment	$428.2	$447.9	$501.8
Less Participation*	(68.5)	(52.8)	(66.1)
Net Investment	$359.7	$395.1	$435.7

*See above “Intellectual Property - Governmental Customers' Rights in Data” and see below – “Conditions in Israel – Israel Innovation Authority and Investment Center Funding”.

Manufacturing

We manufacture and assemble our systems and products at our operational facilities in Israel, the U.S., Europe, Brazil and Australia and at the facilities of certain of our subsidiaries in other countries. These facilities contain warehouses, electronic manufacturing areas, mechanical workshops, final assembly and test stations with test equipment. We also have supporting infrastructure including fully automated surface mount technology lines and clean rooms for electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply. We are in an advanced stage of integrating new manufacturing execution systems across our manufacturing plants, to enhance optimization, controlled decision making and Industrial Internet Of Things implementation. A number of our manufacturing activities are provided on a shared services basis by several of our in-house centers of excellence.

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

Supply Chain

We conduct supply chain activities that consist of procurement, logistics and planning at most of our operational facilities. On a global company level, we use a “hybrid” operating model that combines global procurement management, logistics and planning. By using this model, we strive to leverage economies of scale, develop centers of excellence and reduce supply chain cycle times and risks. The raw materials we use are generally available from a range of suppliers internationally. We generally do not depend on single sources of supply, however, in some projects, specific subcontractors are designated by the customer (sometimes with specific requirements for localization). In some cases our sources of supply are limited due to restrictions that we, the Israeli government, the U.S government or others impose. We use supplier performance and risk management tools and other methodologies to monitor suppliers' on-time delivery and quality and encourage them to continuously improve their performance and reduce supply chain risks. We require our suppliers to adhere to our Supplier Code of Conduct and to comply with a range of procurement compliance standards, including those relating to the avoidance of human trafficking, counterfeit parts and conflict minerals. Our production strategy is usually "Make To Order" (MTO), where materials and products are purchased and manufactured following receipt of a customer purchase order. As a result of the Covid-19 pandemic and the conflict between Russia and Ukraine, there has been greater market volatility than in previous years, with respect to the costs of transportation and of some of the raw materials and components that we utilize, as well as certain market shortages and delays in supply. In some cases, we have increased our inventories in order to partially offset these supply chain disruptions and to maintain deliveries to our customers.

Customer Satisfaction and Quality Assurance

We invest in continuous improvement of processes, with emphasis on deficiency mitigation, aiming to achieve customer satisfaction throughout all stages of our operations. This includes development, design, integration, manufacturing and services for software and hardware, for the range of our systems and products. We measure our customers’ satisfaction and feedback annually, using unified questionnaires. Our quality teams are involved in assuring compliance with processes and administrating quality plans. These activities begin at the pre-contract stage and continue through the customer’s acceptance of the product or services.

We also use project management methods such as Kaizen and Lean. We evaluate such processes on a regular basis. Our processes are based on various engineering planning and developing tools. This infrastructure, together with recognized management methodologies and applications, assists us in our efforts to provide high quality and on-time implementation of projects. We are advancing in the process of a new ERP system implementation, with the goal of consolidating uniform best practices for quality and operations across the organization. As part of the ERP ecosystem, we are in the process of adapting and implementing a new Manufacturing Operations Management (MOM) system, an advanced Manufacturing Execution System (MES), aiming to enhance our production efficiency and “Industry 4.0” readiness. In this framework, we are also working to implement digital transformation processes and integrate advanced analytics in our production lines. We also maintain applicable certifications for our information technology systems.

All Israeli operational sites are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100 (certified for revision D and compliant to AQAP requirements), AS9115 for software, ISO-14001, ISO-45001, FAA Part 145 and European Aviation Safety Agency (EASA) Part 145 for maintaining civil products, Part 21 G for production of civil products and EMAR NLD-MAR-21 for production of military aviation products. All of our operational sites in Israel are also certified for ISO-27001 (Information Security Management System) and for ISO-27032 and ISO-27035 for cyber security. Representatives of our customers generally test our products before acceptance. A number of our customers have authorized us to conduct acceptance testing of our products on their behalf.

Quality certifications applicable to defense products of Elbit Systems of America’s operating units include certifications for CMMI Level 3 of the SEI, ISO-9001, AS9100 (certified for revision D) and compliance with NATO AQAP requirements. In the area of commercial aviation Elbit Systems of America’s operating units hold AS9110 (certified to rev. C) for Aviation Maintenance Organizations and NLD-MAR-145, EASA-145 certification as well as a variety of FAA Supplemental Type Certifications (STCs) including FAA Part 145 approved repair stations. In the medical equipment area, Elbit Systems of America is certified for ISO-13485:2016, is registered with the FDA as a GMP manufacturer and is FDA-compliant with Quality Systems Regulations 21 CFR Parts 820, 803 and 806.

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

We generally offer a warranty of up to two years for our systems and products following delivery to, or installation by, the customer. In some cases we offer longer warranty periods. We accrue warranty obligations specifically determined for each project based on our experience and engineering estimates. These accruals are intended to cover post-delivery functionality and operating issues for which we are responsible under the applicable contract.

Marketing and Sales

We actively take the initiative in identifying the individual needs of our customers throughout the world. We then focus our research and development activities on systems designed to provide tailored solutions to those needs. We often provide demonstrations of prototypes and existing systems to potential customers.

We market our systems and products either as a prime contractor or as a subcontractor to various governments and companies worldwide. In Israel, we sell our military systems and products mainly to the IMOD. A number of marketing related support services are provided on a central shared services basis to various units in the Company. The marketing of our systems, products and services in other parts of the world is supported by subsidiaries, joint ventures and representatives.

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

Competitors in the sale of some of our products to the government of Israel include Israel Aerospace Industries and Rafael Advanced Defense Systems among others. Outside of Israel, we compete in a number of areas with major international defense and homeland security contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Boeing, Lockheed Martin, Northrop Grumman, Raytheon, General Dynamics, BAE Systems, L3Harris, Thales, Airbus, Leonardo, Saab, Textron, Teledyne Technologies, AeroVironment, Rohde & Schwarz, Rheinmetall, Kongsberg, Safran, Hensoldt, CMC, CAE, Aselsan, Bharat Electronics, Cubic and Cognyte. Many of these competitors have greater financial, marketing and other resources than we do. We also compete in the worldwide defense and homeland security markets with numerous smaller companies. In certain cases we also engage in strategic cooperative activities and in specific projects with some of our competitors, such as original equipment manufacturers (OEMs) in the U.S. and Europe.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customers during the last three years were the IMOD, which accounted for 21% in 2020, 18% in 2021 and 17% in 2022, and the U.S. government, which accounted for 22% in 2020, 21% in 2021 and 19% in 2022.

Environmental, Social and Governance (ESG) Practices

Policy. We place importance on our ESG practices, including environmental, health and safety (EHS); corporate governance, ethics and anti-corruption; fair labor practices and human rights; supply chain compliance; and social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing responsible and ethical business practices. Our ESG policies are overseen by our board of directors (Board) and managed by our senior management. We establish multi-year ESG-related goals. Our ESG activities support our involvement as active members in leading sustainability and ethics organizations. We publish a bi-annual ESG - Sustainability Report, available on our website, detailing our ESG-related activities, including our progress towards achieving ESG-related goals.

Environmental, Health and Safety Compliance. As part of our overall ESG policy, we are committed to leading environmental, health and safety standards in all aspects of our operations. This includes all regulatory requirements as well as compliance with ISO-14001 and ISO-45001 standards. We also conduct a number of measures on an ongoing basis to promote environmentally friendly operational practices and address climate change goals, including measures to reduce electrical, fuel, water and paper consumption, to increase recycling and to incorporate environmental protection measures in our manufacturing processes (see “Manufacturing” above).We are engaged in various business activities related to the environment. For example, in 2022 we were awarded a contract to supply the Weizmann Institute of Science in Israel with an ultraviolet space telescope, which is intended to help scientists to better understand various astronomical phenomena.

We utilize a global EHS management system and internal audits and surveys to address risk analysis, regulatory compliance and policy updates. EHS risks are an integral part of our risk management processes. We periodically review and assess our compliance with applicable EHS regulations and our internal policies, address gaps and establish corresponding action plans. In 2022, we participated in the Carbon Disclosure Project for the third time and published for the third time an EHS report summarizing key elements of our compliance activities, which is available on our website. There are no material environmental issues that prevent the Company from using our facilities or materially affect our ongoing activities.

Corporate Governance, Ethics and Anti-Corruption. We conduct our business activities and develop Company policies based on a firm commitment to ethical practices and corporate governance best practices. Our Board complies with leading corporate governance practices as set forth in Board committee charters published on our website. We also promote gender diversity among our Board members and have adopted a policy of having at least 25% gender-diverse members on our Board. We also have a dedicated process for risk management that is coordinated with our Board.

In addition to our Code of Business Conduct and Ethics (Ethics Code) (see Item 16.B) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating a range of policies and procedures. This includes the anti-bribery/corruption area where we have a policy of zero tolerance for corruption. Our anti-bribery/corruption compliance program also includes a number of elements such as whistleblower and investigation processes, contractual requirements, due diligence, ongoing organization-wide as well as function-focused training, record keeping and enforcement. We also expect our supply chain and Industrial Participation/ offset transactions to follow ethical practices (see “Supply Chain Compliance” below). Our Ethics Code, Whistleblower and Investigations Procedure, Anti-Bribery and Corruption Compliance Policy, Procedure on Anti-Bribery and Corruption Due Diligence, Business Entertainment and Gifts Policy and Supplier Code of Conduct are published on our website. We are also active in a number of international organizations relating to ethics and compliance.

Fair Labor Practices and Human Rights. Our ESG policy addresses fairness and transparency in our workforce, and we promote and implement fair labor practices and employees' human rights throughout our organization. Our Human Rights Statement, which was adopted by our Board, is published on our website. We respect data privacy relating to our employees. We act to prevent sexual harassment and workplace bullying. We also implement non-discriminatory hiring and promotion practices and actively pursue gender diversity in our workforce. In addition, we promote transparency with our employees regarding our labor and management practices. As part of the implementation of a new amendment to the Equal Pay for Female and Male Employees Law in Israel, we conducted an evaluation regarding possible gender pay gaps among our employees in 2021 according to the criteria provided by the law, and have published the results on our website. We have also provided certain information to our employees, as required under the law.

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

Community-Related Activities. Our ESG policy encourages the voluntary efforts of our Company entities and employees, who donate their time and efforts in the support of members of our communities who are in need. In this regard, we strive to give priority to initiatives that promote educational advancement in less developed communities, particularly in the technology sectors. We also focus on initiatives that encourage greater numbers of women to engage in engineering-related careers. We promote numerous other community support activities, including involvement on a national level in major charitable organizations in Israel and the U.S.

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

Israeli Labor Laws. Our employees in Israel are subject to Israeli labor laws. Some employees are also affected by provisions of collective bargaining agreements. These labor laws and collective bargaining agreements concern, inter alia, employment terms (such as working hours, minimum wages, pension and social rights, annual leave, sick leave, parental rights, work related accidents, to name a few), procedures and conditions for dismissal, employment of temporary or external workforce and other conditions of employment.

Severance Pay. Under Israeli law, our Israeli companies are required to make severance payments to terminated Israeli employees. The severance reserve is calculated based on the employee’s last salary and period of employment. A portion of the severance pay and pension obligation is covered by payment of monthly premiums to insurance companies/ policies under approved plans and to pension funds. The deposits presented in the balance sheet include profits accumulated to the balance sheet date. However, Elbit Systems and our Israeli subsidiaries have entered into agreements with some of our employees implementing Section 14 of the Severance Payment Law, relating to the treatment of severance pay. See Item 18. Financial Statements – Note 2Q and 17.

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2022, the payments to the National Insurance Institute were equal to approximately 19.6% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 61.2%, and the employer contributes approximately 38.8%.

Enforcement of Judgments

Israeli courts may enforce U.S. and other foreign jurisdiction final executory judgments for liquidated amounts in civil matters, obtained after due process before a court of competent jurisdiction, provided that, among other things:

•the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;
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
Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the foreign currency’s exchange rate on the payment date or in foreign currency. Until collection, an Israeli court judgment stated in Israeli currency will ordinarily be linked to the Israeli Consumer Price Index (CPI) plus interest at the annual rate (set by Israeli regulations) in effect at that time. Judgment creditors must bear the risk of unfavorable exchange rates. This summary is not intended to be, and should not be regarded as, legal advice.

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

Service revenues include contracts primarily for the provision of supplies and services other than those associated with activities related to the design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which is distinct from a design, development or products delivery contract. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the contract is performed. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, “stand ready” type maintenance contracts, training and similar activities. Revenues from service contracts or performance obligations were less than 10% of total revenues in each of the fiscal years 2022, 2021 and 2020. For additional information see Item 18. Financial Statements – Note 2S.

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable property, plant and equipment and intangible assets, are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant and Equipment Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. During the years ended December 31, 2020, December 31, 2021 and December 31, 2022, no material impairment of long-lived assets was identified. See Item 18. Financial Statements – Notes 1D and 2P for additional information.

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

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. For each of the three years ended December 31, 2022, no material impairment of goodwill was identified. See Item 18. Financial Statements - Note 2P for additional information.

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

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 “Income Taxes” guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2020, 2021 and 2022, certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Elbit Systems and certain of our Israeli subsidiaries are undergoing tax audits by the Israeli Tax Authority. As of December 31, 2022, the provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

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

Stock-Based Compensation Expense

We account for equity-based compensation in accordance with ASC 718 “Compensation - Stock Compensation” (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options and cash-based awards linked to the share price such as our 2018 Phantom Bonus Retention Plan, based on estimated fair values. See Item 18. Financial Statements - Notes 2Y and 22. As of the date of this annual report our directors have not received any equity-based compensation.

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

Governmental Policies

Governmental policies and regulations applicable to defense contractors, such as cost accounting and audit, export control, procurement solicitation and anti-bribery rules and regulations, could have a material impact on our operations. See Item 3. Key Information – Risk Factors – Risks Related to Legal and Regulatory Requirements and Item 4. Information on the Company – Governmental Regulation. According to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 20-F an assessment, as of the end of the fiscal year, of the effectiveness of our internal control over financial reporting. See Item 15. Controls and Procedures – Management’s Annual Report on Internal Control Over Financial Reporting.

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

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment, excluding imputed interest, as of December 31, 2022 were as follows: $81.3 million for 2023, $60.9 million for 2024, $49.1 million for 2025, $41.9 million for 2026, $37.0 million for 2027 and $237.7 million for 2028 and thereafter. See Item 18. Financial Statements Note 9.

Bank and Notes Covenants. In connection with our Series B, C and D Notes, bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. See below “Financial Resources”. Such covenants include, inter alia, requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio, total leverage, equity and net financial debt .See Item 18. Financial Statements – Note 21E. In respect of each of the 12 month periods ending December 31, 2021 and 2022, the Company was in material compliance with its loan obligations.

Bank and Other Financial Institution Guarantees. As of December 31, 2022 and 2021, guarantees in the aggregate amount of approximately $3,858 million and $3,018 million, respectively, were issued by banks and other financial institutions on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2022 and 2021 we had purchase commitments of approximately $3,029 million and $3,180 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and frequently also include our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2022

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

Our backlog of orders as of December 31, 2022 was $15,118 million, of which 75% was for orders outside Israel. Our backlog of orders as of December 31, 2021 was $13,661 million, of which 72% was for orders outside Israel. Approximately 60% our backlog as of December 31, 2022 is scheduled to be performed during 2023 and 2024. The rest of the 40% balance is scheduled to be performed in 2025, 2026 and thereafter. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

The ongoing conflict between Russia and Ukraine that escalated with the Russian invasion in 2022 has elevated geopolitical tensions throughout the world. One result of these tensions has been plans of European countries to significantly increase defense spending and strengthen their armed forces, which will likely take time to fully implement. This development has created various opportunities for Elbit Systems and its European subsidiaries. At the same time, the conflict has resulted in supply chain disruptions, market volatility and global sanctions (see Item 3. Risk Factors – Risks Related to our Operations). Currently, we cannot asses the full impact of the conflict.

Trends in the defense and homeland security areas in which we operate have also been impacted by the nature of conflicts and terrorism activities throughout the world, increasing the focus of defense forces on low intensity conflicts, homeland security and cyber warfare. In addition, there has been a trend of many armed forces to focus more on airborne, naval and intelligence forces and there is an increasing demand for products and systems that incorporate Artificial Intelligence, Big Data analytics, automation, Robotics and Information Assurance, as well as continuing demand in the areas of airborne systems, C4ISR and unmanned vehicles. Many governments have recently increased their budgets in defense and homeland security, including an increasing focus on protection of territorial waters and in the area of cyber-defense. Our customers are also increasing requirements to their supply chains in the area of cyber protection and information assurance. We believe that our core technologies and abilities will enable us to take advantage of many of these trends.

The continuing trend of consolidation in the defense, homeland security and commercial aviation industries has affected competition. This consolidation has decreased the number but increased the relative size and resources of our competitors. There is also an increasing trend of many of our defense customers to require that part of the work be done by local companies in the customer's country, through Industrial Participation / offset, technology transfer or other arrangements. We adapt to evolving market conditions by adjusting our business strategy. We believe in our ability to compete on the basis of our systems development, technological expertise, operationally-proven performance and policy of offering customers overall solutions to technological, operational and financial needs and at the same time enhancing the industrial capabilities in certain of our customers’ countries through our subsidiaries and via business partnerships.

We have been witnessing growing competition in hiring and retaining employees, mainly in the management, engineering, scientific and technical sectors. We are investing increasing efforts and resources to maintain our ability to recruit and retain key employees, which we see as an asset of the Company.

Our future success is also dependent on our ability to meet our customers’ expectations and anticipate emerging customer needs. We must continue to successfully perform on existing programs, as past performance is an important selection criterion for new competitive awards. We must also anticipate customer needs so as to be able to develop working prototypes in advance of program solicitations and to meet customer cyber protection requirements. This requires us to anticipate future technological and operational trends in our marketplace and efficiently engage in relevant research and development efforts.

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2022.
(in thousands of U.S. dollars except per share data)

	Year Ended December 31, 2022	%	Year Ended December 31, 2021	%	Year Ended December 31, 2020	%
Revenues	$5,511,549	100.0	$5,278,521	100.0	$4,662,572	100.0
Cost of revenues	4,138,266	75.1	3,920,473	74.3	3,497,465	75.0
Gross profit	1,373,283	24.9	1,358,048	25.7	1,165,107	25.0
Research and development (R&D) expenses	501,777	9.1	447,852	8.5	428,198	9.2
Less – participation	(66,127)	(1.2)	(52,765)	(1.0)	(68,453)	(1.5)
R&D expenses, net	435,650	7.9	395,087	7.5	359,745	7.7
Marketing and selling expenses	326,020	5.9	291,751	5.5	290,703	6.2
General and administrative expenses	313,047	5.7	267,362	5.1	223,935	4.8
Other operating income, net	(68,918)	(1.3)	(14,660)	(0.3)	(34,963)	(0.7)
	1,005,799	18.2	939,540	17.8	839,420	18.0
Operating income	367,484	6.7	418,508	7.9	325,687	7.0
Financial expenses, net	(51,364)	(0.9)	(40,393)	(0.8)	(71,270)	(1.5)
Other income (expenses), net	(23,562)	(0.4)	5,336	0.1	7,408	0.2
Income before taxes on income	292,558	5.4	383,451	7.3	261,825	5.6
Taxes on income	(24,131)	(0.4)	(131,387)	(2.5)	(36,443)	(0.8)
	268,427	5.0	252,064	4.8	225,382	4.8
Equity in net earnings of affiliated companies and partnerships	7,042	0.1	22,599	0.4	12,604	0.3
Net income	$275,469	5.1	$274,663	5.2	$237,986	5.1
Less – net income attributable to non-controlling interests	(21)	—	(313)	—	(328)	—
Net income attributable to the Company’s shareholders	$275,448	5.1	$274,350	5.2	$237,658	5.1
Diluted net earnings per share:	$6.18		$6.20		$5.38

2022 Compared to 2021

The following is an overview for 2022 compared to 2021. A discussion of our results of operations for 2021 compared to 2020 may be found on pages 38-42 of our annual report on Form 20-F filed April 7, 2022 on the EDGAR database of the U.S. Securities and Exchange Commission.

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

Our consolidated revenues in 2022 were $5,511.5 million, as compared to $5,278.5 million in 2021.

The following table sets forth our distribution of revenues by areas of operation ($ millions):

	Year Ended December 31, 2022	%	Year Ended December 31, 2021	%
Airborne systems	2,012.5	36.5	2,005.8	37.9
Land systems	1,216.6	22.1	1,254.7	23.8
C4ISR systems	1,610.9	29.2	1,371.5	26.0
Electro-optics	523.7	9.5	452.9	8.6
Other	147.8	2.7	193.6	3.7
Total Revenues	5,511.5	100.0	5,278.5	100.0

The majority of 2022 revenues were in the Airborne systems and C4ISR systems areas of operation. The growth in revenues in the C4ISR systems area was mainly due to increased sales of UAS systems to customers in Europe and higher sales of Sparton's products in the U.S.

The following table sets forth our distribution of revenues by geographical regions ($ millions):

	Year Ended December 31, 2022	%	Year Ended December 31, 2021	%
Israel	1,071.9	19.4	1,094.7	20.7
North America	1,489.7	27.0	1,608.6	30.5
Europe	1,243.6	22.6	884.5	16.8
Asia-Pacific	1,405.5	25.5	1,443.5	27.3
Latin America	119.9	2.2	126.7	2.4
Other	180.9	3.3	120.5	2.3
Total Revenues	5,511.5	100.0	5,278.5	100.0

On a geographic basis, the decrease in North America was mainly a result of lower sales of medical instrumentation. The increase in Europe was mainly a result of higher sales related to the flight school project in Greece and sales of UAS, as well as armored vehicles and artillery.

Cost of Revenues and Gross Profit

Cost of revenues in 2022 was $4,138.3 million (75.1% of revenues), as compared to $3,920.5 million (74.3% of revenues) in 2021.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses. The amounts and percentages of those components in 2022 and 2021 were as follows:

Wages and related benefits costs in 2022 constituted approximately 39% of cost of revenues, the same percentage as in 2021. The total cost of wages and related benefits in 2022 was approximately $1,598 million, as compared to $1,538 million in 2021. The increase in wages and related benefit costs was mainly a result of exchange rate changes during 2022 in the value of the NIS relative to the U.S. dollar, as well as the increased workforce.

Subcontractors and material consumed costs in 2022 constituted approximately 54% of cost of revenues, as compared to 56% in 2021. The total amount of subcontractors and material consumed costs in 2022 was approximately $2,252 million, as compared to approximately $2,185 million in 2021.

Manufacturing and other expenses in 2022 constituted 9% of cost of revenues, as compared to 8% in 2021. The total cost of manufacturing and other expenses in 2022 was approximately $367 million, as compared to approximately $317 million in 2021.

In 2022, our cost of revenues included an increase in inventories of approximately $75 million in work-in-progress and finished goods inventories, as compared to an increase of approximately $116 million in work-in-progress and finished goods inventories in 2021.

Cost of revenues in 2022 included expenses of approximately $35 million related to the effect of the significant increase in the Company's share price on employees' stock price linked compensation.

Changes from 2021 to 2022 in our cost of revenues and cost of revenues components, were not material. We did not identify any developing trends in cost of revenues that we believe are likely to have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs, and the impact of Covid-19 macro-economic implications, including disrupted transportation networks and global supply chains, which have led to shortages of electronics and other components, increased costs and extension of lead times.

Gross profit for the year ended December 31, 2022 was $1,373.3 million (24.9% of revenues), as compared to $1,358.0 million (25.7% of revenues) in the year ended December 31, 2021.

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2022 totaled $501.8 million (9.1% of revenues), as compared to $447.9 million (8.5% of revenues) in 2021.

Net R&D expenses (after deduction of third party participation) in 2022 totaled $435.7 million (7.9% of revenues), as compared to $395.1 million (7.5% of revenues) in 2021.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2022 were $326.0 million (5.9% of revenues), as compared to $291.8 million (5.5% of revenues) in 2021.

General and Administration (G&A) Expenses

G&A expenses in 2022 were $313.0 million (5.7% of revenues), as compared to $267.4 million (5.1% of revenues) in 2021. G&A expenses in 2022 include expenses of approximately $16 million related to the Company's stock price linked compensation plans.

Other Operating Income, Net

Other operating income, net for the year ended December 31, 2022 amounted to $68.9 million, as compared to $14.7 million in 2021. Other operating income in 2022 resulted mainly from capital gains related to the sale of buildings and investments by subsidiaries in Israel and in the United Kingdom and a grant received by a subsidiary in Israel. Other operating income in 2021 was a result of capital gain related to the sale of a building by a subsidiary in Israel.

Operating Income

Our operating income in 2022 was $367.5 million (6.7% of revenues), as compared to $418.5 million (7.9% of revenues) in 2021. Operating income in 2022 was reduced by expenses of approximately $62 million related to the Company's stock price linked compensation plans.

Financial Expense, Net

Net financing expenses in 2022 were $51.4 million, as compared to $40.4 million in 2021. Financial expenses, net in 2022 included gains from changes in fair value of financial assets of approximately $6.1 million as compared to a gain of $18.8 million in 2021. Financial expenses, net in 2022 were also higher as compared to 2021 as a result of the increase in interest rates in 2022.

Other Income (Expenses), Net

Other expenses, net were $23.6 million in 2022, as compared to other income, net of $5.3 million in 2021. Other expenses, net in 2022 resulted mainly from revaluation of holdings in affiliated companies and expenses related to non-service costs of pension plans.

Taxes on Income

Our effective tax rate represents a weighted average of the tax rates to which our various entities are subject. Taxes on income in 2022 were $24.1 million (effective tax rate of 8.2%), as compared to $131.4 million (effective tax rate of 34.3%) in 2021. Taxes on income in 2021 included an amount of approximately $80.0 million related to the "release of Exempt Earnings from Approved Enterprises and Privileged Enterprises in Israel. Taxes on income in 2022 were reduced by a tax benefit related to adjustments for prior years following a tax settlement in some of the Company's subsidiaries in Israel with Israeli tax authorities.

Company’s Share in Earnings (Losses) of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2022, we had income of $7.0 million (0.1% of revenues) from our share in earnings of affiliates, as compared to $22.6 million in 2021. Our share in 2021included a gain of approximately $10.9 million related to the sale of our shares in an affiliated company.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests in 2022 was $0.0 million, as compared to $0.3 million in 2021.

Net Income and Earnings Per Share (EPS)

As a result of the above, net income in 2022 was $275.4 million (5.1% of revenues), as compared to net income of $274.4 million (5.2% of revenues) in 2021. The diluted EPS was $6.18 in 2022, as compared to $6.20 in 2021. Diluted net earnings per share in 2022 were reduced by $1.26 as a result of the expenses related to the Company's stock price linked compensation plans.

The numbers of shares used for computation of diluted EPS in the years ended December 31, 2022 and 2021 were 44,581,000 and 44,278,000 shares, respectively.

Segment Reporting

Revenues

Beginning with the year ended December 31, 2022, the Company has revised its segment reporting from one reportable segment to five reportable segments: Aerospace, C4I and Cyber, ISTAR and EW, Land and ESA (See Item 4. Information on the Company – Business Overview - Segments above, "Segment Disclosure" below and Item 18. Financial Statements - Notes 1, 2AC and 23).

The following table presents information about the Company’s reported segments revenues for the periods indicated:

	Year Ended December 31, 2022	%	Year Ended December 31, 2021	%	Year Ended December 31, 2020	%
Aerospace
External customers	$1,471.1	26.7	$1,281.4	24.3	$923.5	19.8
Intersegment revenue	262.1		301.9		348.7
	1,733.2		1,583.3		1,272.2
C4I and Cyber
External customers	631.3	11.5	590.1	11.2	602.6	12.9
Intersegment revenue	47.1		34.6		29.3
	678.4		624.7		631.9
ISTAR and EW
External customers	882.2	16.0	888.2	16.8	870.0	18.7
Intersegment revenue	163.4		138.1		173.3
	1,045.6		1,026.3		1,043.3
Land
External customers	1,075.8	19.5	1,028.1	19.5	927.5	19.9
Intersegment revenue	92.7		88.8		79.7
	1,168.5		1,116.9		1,007.2
ESA
External customers	1,451.1	26.3	1,490.7	28.2	1,339.0	28.7
Intersegment revenue	5.6		2.1		3.5
	1,456.7		1,492.8		1,342.5
Revenues
Total revenues (external customers and intersegment) for reportable segments	$6,082.4		$5,844.0		$5,297.1
Less - Intersegment revenue	(570.9)		(565.5)		(634.5)
Total	$5,511.5	100.0	$5,278.5	100.0	$4,662.6	100.0

2022 Compared to 2021

Our consolidated revenues increased by 4% to $ 5,512 million in 2022 from $ 5,279 million in 2021 Revenue by Segments.

Aerospace revenues increased by 9%, to $1,733 million in 2022 from $1,583 million in 2021, mainly due to Training and Simulation and UAS sales.

C4I and Cyber revenues increased by 9%, to $678 million in 2022 from $625 million in 2021, mainly due to growth in radio and naval command & control systems sales.

ISTAR and EW revenues increased by 2%, to $1,046 million in 2022 from $1,026 million in 2021, mainly due to armored vehicle systems, night vision and target acquisition systems sales.

Land revenues increased 5%, to $1,169 million in 2022 from $1,117 million in 2021, mainly due to airborne precision munitions sales.

ESA revenues decreased by 2%, to $1,456 million in 2022 from $1,493 million in 2021, mainly due to lower medical instrumentation and military avionics' sales partially offset by growth of night vision sales and one quarter of Sparton sales.

2021 Compared to 2020

Our consolidated revenues increased by 13% to $ 5,279 million in 2021 from $4,663 million in 2020 Revenue by Segments.

Aerospace revenues increased by 24%, to $1,583 million in 2021 from $1,272 million in 2020, mainly due to precision guided munitions and UAS sales that offset lower military avionics and commercial aerospace sales.

C4I and Cyber revenues decreased by 1%, to $625 million in 2021 from $632 million in 2020, mainly due to lower radio sales partially offset by increased command & control sales.

ISTAR and EW revenues decreased by 2%, to $1,026 million in 2021 from $1,043 million in 2020, mainly due to lower electro-optic systems sales.

Land revenues increased by 11%, to $1,117 million in 2021 from $1,007 million in 2020, mainly due to airborne precision guided munitions, mortar systems and light tank sales.

ESA revenues increased by 11%, to $1,493 million in 2021 from $1,343 million in 2020, mainly due to the contribution from Sparton, that was acquired and consolidated in ESA's results from the second quarter of 2021, and medical instrumentation sales due to Covid-19 related demand that offset lower military avionics sales.

Operating Income
The following tables present information about the Company’s reported segments operating income for the periods indicated:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Aerospace	$106.8	$129.2	$19.7
C4I and Cyber	49.0	44.4	39.9
ISTAR and EW	49.1	66.0	109.3
Land	28.6	35.6	12.4
ESA	75.0	124.3	101.2
Segment operating income	308.5	399.5	282.5
Unallocated corporate income (expense)	(9.9)	4.3	8.2
Other operating income	68.9	14.7	35.0
Operating income	$367.5	$418.5	$325.7

2022 Compared to 2021

Aerospace operating income in 2022 was $106.8 million and 6.2% of Aerospace segment revenues, compared to $129.2 million and 8.2% of segment revenues in 2021. The $22.4 million decrease in operating income was mainly due to increased employee compensation expenses and negative program mix.
C4I and Cyber operating income in 2022 was $49.0 million and 7.2% of C4I and Cyber segment revenues, compared to $ 44.4 million and 7.1% of segment revenues in 2021. The $4.6 million increase in operating income was mainly due to the increase in revenues partially offset by increased employee compensation expenses.
ISTAR and EW operating income in 2022 was $49.1 million and 4.7% of ISTAR and EW segment revenues, compared to $66.0 million and 6.4% of segment revenues in 2021. The $16.9 million decrease in operating income was mainly due to increased employee compensation expenses and negative program mix.
Land operating income in 2022 was $28.6 million and 2.4% of Land segment revenues, compared to $35.6 million and 3.2% of segment revenues in 2021. The $7.0 million decrease in operating income was mainly due to increased employee compensation expenses.
ESA operating income in 2022 was $75.0 million and 5.1% of ESA segment revenues, compared to $124.3 million and 8.3% of segment revenues in 2021. The $49.3 million decrease in operating income was mainly due to the decrease in Covid-19 medical instrumentation sales that peaked in 2021, supply chain disruptions and negative program mix.
Other operating income was $ 68.9 million 2022 compared to $14.7 million in 2021 and included capital gains related to the sales of buildings and investments by subsidiaries in Israel and the UK as well as a facility evacuation grant received by a subsidiary in Israel. Other operating income in 2021 resulted mainly from a capital gain related to the sale of a building by a subsidiary in Israel.

2021 Compared to 2020

Aerospace operating income in 2021 was $129.2 million and 8.2% of Aerospace segment revenues, compared to $19.7 million and 1.5% of segment revenues in 2020. The $109.5 increase in operating income was mainly a result of lower level of operating income in 2020, due to the Covid-19 related write-off costs and lower commercial aviation sales.
C4I and Cyber operating income in 2021 was $44.4 million and 7.1% of C4I & Cyber segment revenues, compared to $39.9 million and 6.3% of segment revenues in 2020. The $4.5 million increase in operating income was mainly due to the growth in segment sales.
ISTAR and EW operating income in 2021 was $66.0 million and 6.4% of ISTAR and EW segment revenues, compared to $109.3 million and 10.5% of revenues in 2020. The $43.3 million decrease in operating income was mainly due to lower revenues and elevated expenses related to new EW programs.
Land operating income in 2021 was $35.6 million and 3.2% of Land segment revenues, compared to $12.4 million and 1.2% of segment revenues in 2020. The $23.2 million increase in operating income was mainly due to growth in segment sales and operational improvements.

ESA operating income in 2021 was $124.3 million and 8.3% of ESA segment revenues, compared to $101.3 million and 7.5% of segment revenues in 2020. The $23.0 million increase in operating income was mainly due to the contribution from Sparton and segment sales growth.
Other operating income was $14.7 million 2021 compared to $35.0 million in 2020 and resulted mainly from a capital gain related to the sale of a building by a subsidiary in Israel. Other operating income in 2020 was mainly a result of capital gain related to the sale and lease back of buildings by a subsidiary in the U.S.

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

2022

Our net cash flow provided by operating activities in 2022 was approximately $240 million, resulting mainly from an increase in advances received from customers of approximately $192 million, a decrease of approximately $97 million in trade and other receivables and an increase in non-cash operating items of $104 million, offset by a decrease in trade and other payables of approximately $123 million and an increase in inventories of approximately $305 million.

Net cash flow used in investing activities in 2022 was approximately $152 million, which was used mainly for the purchase of property, plant and equipment in the amount of $205 million and acquisitions of subsidiaries in the amount of $63 million, offset by proceeds from sales of a subsidiary and investments of approximately $93 million and proceeds from the sale of fixed assets of $25 million.

Net cash flow used in financing activities in 2022 was approximately $136 million, which was used for repayment of long-term loans in the amount of $122 million, payment of dividends in the amount of $87 million, and repayment Series B, C and D Notes in the amount of $65 million, offset by new long and short term loans of approximately $139 million.

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

Net cash flow used in investing activities in 2021 was approximately $588 million, which was used mainly for the purchase of property, plant and equipment in the amount of $189 million, and acquisitions of subsidiaries in the amount of $446 million, offset by proceeds from the sale of an investment of approximately $16 million and proceeds from the sale of fixed assets of $26 million.

Net cash flow provided by financing activities in 2021 was approximately $151 million, which was provided mainly by proceeds from issuance of Series B, C, and D Notes, in an amount of approximately $575 million, and new long-term loans of approximately $476 million, offset by repayment of long-term loans in the amount of $536 million, repayment of short term bank credit and loans in the amount of $285 million and payment of dividends in the amount of $79 million.

2020

Our net cash flow provided by operating activities in 2020 was approximately $279 million, resulting mainly from an increase in advances received from customers of approximately $359 million, an increase of approximately $144 million in trade and other payables and an increase in non-cash operating items of $116 million, offset by an increase in short and long-term trade receivables of approximately $508 million and an increase in inventories of approximately $70 million.

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loans, Series B, C and D Notes and credit agreements. Such covenants include inter alia, requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio, total leverage, equity and net financial debt. In respect of each of the 12 month periods ending December 31, 2021 and 2022, the Company was in material compliance with its loan obligations.

On December 31, 2022, we had total borrowings from banks in the amount of $391 million in short and long-term loans and $483 million in Series B, C and D Notes intended for general corporate purposes. On December 31, 2022, we also had $3,858 million in guarantees issued on our behalf by banks and other financial institutions, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2022, we had a cash balance amounting to $211 million. We believe that we also have the ability to raise additional funds in the capital market and through expansion of our credit lines. In 2020, we filed a shelf prospectus with the Israeli Security Authority and the TASE (the Shelf Prospectus). The Shelf Prospectus provides a framework for us to raise funds from time to time in Israel through the offering and sale of various debt and equity securities. The shelf prospectus would typically be effective for two years, unless extended with the consent of the Israeli Securities Authority. In September 2022, the term of the prospectus was extended until September 29, 2023.

As of December 31, 2022, we had working capital of $754 million and a current ratio of 1.18.

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

We believe our cash balance, amounts available under lines of credits, cash flows from operating activities and our ability to access external capital resources is sufficient to satisfy existing short-term and long-term commitments and plans as well as provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year.

Pensions and Other Post-Retirement Benefits. We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the economic environment in each country. For our pension and other post-retirement benefit assumptions at December 31, 2022 and 2021, see Item 18. Financial Statements – Note 17. On December 31, 2022, our employee benefit liabilities were $618 million, of which we had severance funds of $228 million set aside to satisfy potential obligations.

Material Commitments for Capital Expenditures. We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2022 and the subsequent fiscal year (see above “Financial Resources”). Our anticipated capital expenditures (which include mainly the purchase of equipment, buildings and enhancements to our ERP system) as of December 31, 2022 are somewhat higher than those as of December 31, 2021, due to an anticipated increase in expenditures for buildings, ERP enhancements and certain other expenses. We plan to pay for such anticipated capital expenditures using cash from operations. See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.

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

During 2022 the company paid the first installments of Notes B,C and D in the amount of approximately $65 million.

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

In the context of our overall treasury policy, specific objectives apply to the management of financial risks. These objectives are disclosed under the headings below “NIS/U.S. Dollar Exchange Rates”, “Inflation and Currency Exchange Rates” and “Foreign Currency, Derivatives and Hedging”.

On December 31, 2022, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments earn interest based on variable interest rates, and their value as of December 31, 2022 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

NIS/U.S. Dollar Exchange Rates. We attempt to manage our financial activities in order to reduce material financial losses in U.S. dollars resulting from the impact of inflation and exchange rate fluctuations on our non-U.S. dollar assets and liabilities. Our income and expenses in NIS are translated into U.S. dollars at the prevailing exchange rates as of the date of the transaction. Consequently, we are affected by changes in the NIS/U.S. dollar exchange rates. We entered into other derivative instruments to limit our exposure to exchange rate fluctuations, related mainly to payroll expenses incurred in NIS. See Item 11. Quantitative and Qualitative Disclosure About Market Risk. The amount of our exposure to the changes in the NIS/U.S. dollar exchange rate may vary from time to time. See Item 3. Key Information – Risk Factors – Financial-Related Risks.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. For example in 2020, the inflation rate was approximately a negative 0.7% and the NIS strengthened against the U.S. dollar by approximately 7%. In 2021, the inflation rate was approximately a positive 2.8%, and the NIS strengthened against the U.S. dollar by approximately 3.3%. In 2022, the inflation rate was approximately a positive 5.3%, and the NIS weakened against the U.S. dollar by approximately 13.2%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

A significant part of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2022 by forward contracts. On December 31, 2022, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies totaling approximately $2,118 million ($1,532 million in Euro, $139 million in GBP and the balance of $447 million in other currencies).

As of December 31, 2022, an unrealized net gain of approximately $71 million was included in accumulated other comprehensive income. As of December 31, 2022, all of the forward contracts are expected to mature during the years 2023 – 2027.

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2022 and is presented in millions of U.S. dollar equivalent terms:

Forward	Notional Amount*	Unrealized Gain (Loss)

Buy US$ and Sell:
Euro	1,032.7	42.8
GBP	138.1	10.8
NIS	286.2	8.4
Other various currencies	433.6	2.3

Forward	Notional Amount*	Unrealized Gain (Loss)

Sell US$ and Buy:
Euro	498.9	(47.3)
GBP	1.3	(0.1)
NIS	1,359.1	(68.5)
Other various currencies	13.2	(0.4)

*Notional amount information is based on the foreign exchange rate at year end.

Off-Balance Sheet Transactions

Offset / Industrial Participation

In connection with projects in certain countries, Elbit Systems and some of our subsidiaries have entered and may enter in the future into “Industrial Participation” or “offset” agreements, required by a number of our customers as a condition to our obtaining orders for our products and services. These agreements are customary in our industry and are designed to facilitate economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country. As a result of the Covid-19 pandemic and other geopolitical events, a number of countries are increasing such activities in order to enhance local industry involvement in defense procurement and to have a positive impact on the local economy.

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

We have developed dedicated Industrial Participation/offset management tools and procedures and work to continuously improve our infrastructure in order to efficiently meet our obligations. However, should we be unable to meet such obligations we may be subject to contractual penalties, our guarantees may be drawn upon and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. See Item 3. Key Information – Risk Factors – Financial-Related Risks.

As of December 31, 2022, we had outstanding Industrial Participation obligations totaling approximately $2.03 billion that extend through 2030. See Item 18. - Financial Statements - Note 21B.

Non-GAAP Financial Data

The following non-GAAP financial data, including Adjusted gross profit, Adjusted operating income, Adjusted net income, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, Covid-19 related expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses Adjusted diluted earnings per share to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.

We believe Adjusted diluted earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
GAAP gross profit	1,373.3	1,358.0	1,165.1
Adjustments:
Amortization of purchased intangible assets (*)	31.7	26.7	22.7
Covid-19 related expenses and write-offs (**)	—	—	56.0
Impairment of long-lived assets	—	—	3.4
Non-GAAP gross profit	1,405.0	1,384.7	1,247.2
Percent of revenues	25.5%	26.2%	26.7%

GAAP operating income	367.5	418.5	325.7
Adjustments:
Amortization of purchased intangible assets (*)	49.2	47.0	39.4
Covid-19 related expenses and write-offs (**)	—	—	56.6
Impairment of long-lived assets	—	—	3.4
Capital gain	(31.5)	(14.7)	(35.0)
Non-recurring gain related to grants	(28.6)	—	—
Non-GAAP operating income	356.6	450.8	390.1
Percent of revenues	6.5%	8.5%	8.4%

GAAP net income attributable to Elbit Systems’ shareholders	275.4	274.4	237.7
Adjustments:
Amortization of purchased intangible assets (*)	49.2	47.0	39.4
Covid-19 related expenses and write-offs (**)	—	—	56.6
Capital gain	(20.5)	(24.9)	(35.0)
Revaluation of investment measured under fair value option	10.2	(17.3)	(20.8)
Impairment of investments	—	—	7.9
Non-operating foreign exchange losses	(10.5)	10.6	33.4
Non-recurring gain related to grants	(28.6)	—	—
Tax effect and other tax items (***)	(6.3)	77.8	(0.7)
Non-GAAP net income attributable to Elbit Systems’ shareholders	268.9	367.6	318.5
Percent of revenues	4.9%	7.0%	6.8%

GAAP diluted net EPS	6.18	6.20	5.38
Adjustments, net	(0.15)	2.10	1.82
Non-GAAP diluted net EPS	6.03	8.30	7.20

(*)    While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.
(**)    The COVID-19-related expenses included in our 2020 results were primarily related to write-offs of pre-contract costs and excess and obsolete inventories, and provision for loss due to changes in forecasted orders.
(***)    Tax effect in 2021 includes an adjustment of approximately $80 million for a one-time tax expense related to release of Exempt Earnings.

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors

Our directors as of April 3, 2023 are as follows:

Name	Age	Director Since
Michael Federmann (Chair)	79	2000
Noaz Bar Nir (External Director)	58	2020
Rina Baum	77	2001
Yoram Ben Zeev	78	2014
David Federmann (Vice Chair)	48	2007
Dov Ninveh	75	2000*
Professor Ehood (Udi) Nisan	55	2016
Bilha (Billy) Shapira (External Director)	70	2019
Professor Yuli Tamir	69	2015
__________________
* was not a member of the Board from April to October 2013

The term of office of each director, other than the External Directors, expires at the conclusion of the annual general shareholders meeting to be held during 2023, unless any director’s office is vacated earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association. The second three-year term of office for Bilha (Billy) Shapira as an External Director expires in November 2025, and the first three-year term of office for Noaz Bar Nir as an External Director expires in August 2023.

Michael Federmann. Michael Federmann has served as chair of the Board since 2000. Since 2002 he has served as chair and CEO of Federmann Enterprises Ltd. (FEL), a privately-owned Israeli company in which Mr. Federmann has held managerial positions since 1969. FEL, directly and through subsidiaries, holds a diversified portfolio of investments, including ownership of approximately 44.15% of the Company’s outstanding shares. FEL also has ownership interests in Dan Hotels Ltd. (Dan Hotels), an Israeli hotel chain, Freiberger Compound Materials GmbH (Freiberger), a German company engaged in the supply of materials for the semi-conductor industry, as well as several financial, real estate and venture capital investments. Mr. Federmann also serves as a director of Dan Hotels and of Freiberger. He serves as the president of the Germany - Israel Chamber of Industry and Commerce, was awarded the Order of Merit of the Federal Republic of Germany and is an Honorary Commander of the Order of the British Empire (CBE). Michael Federmann is the father of David Federmann, the vice chair of the Board. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University of Jerusalem (the Hebrew University), which has also awarded him an honorary doctorate in philosophy.

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

Rina Baum. Rina Baum is vice president of FEL and has served as a director and CEO of Uni-bit Insurance Agency (1983) Ltd. She serves as a director of Dan Hotels and Etanit Building Products Ltd. (Etanit) and holds other managerial positions with investee companies of FEL. Mrs. Baum holds a law degree (LL.B) from the Hebrew University.

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

Dov Ninveh. Dov Ninveh served as chief financial officer and a manager of FEL from 1994 until 2020 and as the general manager of Heris Aktiengesellschaft from 2012 until 2021. He serves as a member of the board of directors of Etanit and Freiberger. Mr. Ninveh served as a director of Dan Hotels from 2003 until 2022. From 1996 until 2000 he served as director of Elop Electro-Optic Industries Ltd. (Elop) and from 1989 to 1994, he served as deputy general manager of Etanit. Mr. Ninveh holds a bachelor of science degree in economics and management from the Israel Institute of Technology (the Technion).

Professor Ehood (Udi) Nisan. Prof. Ehood (Udi) Nisan is a professor in the School of Public Policy and Government of the Hebrew University. He is an External Director of Harel Insurance Finance Services Ltd. and Rekah Pharmaceutical Industry Ltd. He is also a member of the board of Bezalel Academy of Art and chair of its finance committee. From 2014 until 2021, he served as a member of the board of the Jerusalem Biblical Zoo. From 2013 to 2016, he was the chair of the board of directors of Delek, The Israel Fuel Corporation Ltd. From 2009 to 2011, Prof. Nisan was the director of the national budget department of the Israeli Ministry of Finance, and from 2007 to 2009, he served as the director of the Government Companies Authority. Prior to that, he served in various executive positions in the Israeli Ministry of Finance and served as a member and chair of several government and public committees, including as the CEO of the Jerusalem Development Authority from 1999 until 2002. Prof. Nisan holds bachelor’s and master’s degrees in economics and business administration, and a PhD in public economics and policy from the Hebrew University. During 2006 - 2007, Prof. Nisan completed his post-doctoral studies at Harvard University's Kennedy School, where he was also a Senior Fellow in 2011 - 2012. Prof. Nisan serves as a member of the Audit and Financial Statements Review Committee of the Board. He is considered by the Board to have accounting and financial expertise under the Companies Law and is designated as an audit committee financial expert in accordance with SEC rules.

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

Executive Officers

Our executive officers, who are the President and CEO, the Senior Executive Vice President and the Executive Vice Presidents who report to the President and CEO, as of April 3, 2023, are as follows:

Name	Age	Position
Bezhalel Machlis	60	President and Chief Executive Officer
Joseph Gaspar	74	Senior Executive Vice President – Business Development
Jonathan Ariel	66	Executive Vice President – Chief Legal Officer
Boaz Cohen	58	Executive Vice President – Marketing and Business Development North America
Haim Delmar	53	Executive Vice President – General Manager C4I and Cyber
Michael Edelstein	56	Executive Vice President – Strategy and Business Development Israel
Dr. Shelly Gordon	62	Executive Vice President – Chief Human Resources Officer
Dr. Yaacov Kagan	58	Executive Vice President – Chief Financial Officer
Ran Kril	52	Executive Vice President – International Marketing and Business Development
Ilan Pacholder	68	Executive Vice President – Mergers and Acquisitions and Financing
Yuval Ramon	57	Executive Vice President – Chief Operating Officer
Oren Sabag	49	Executive Vice President – General Manager ISTAR and EW
Yoram Shmuely	62	Executive Vice President – General Manager Aerospace
Yehuda Vered	65	Executive Vice President – General Manager Land
Yehoshua Yehuda	56	Executive Vice President – Strategy and Chief Technology Officer

Bezhalel Machlis. Bezhalel Machlis has served as the Company’s President and CEO since 2013. From 2008 until 2012, he served as executive vice president - general manager land and C4I, after serving as corporate vice president - general manager land systems and C4I since 2004. In 2003, he served as corporate vice president - general manager ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president – battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and an MBA from Tel Aviv University. He is a graduate of Harvard University Business School’s Advanced Management Program.

Joseph Gaspar. Joseph Gaspar was appointed Senior Executive Vice President – Business Management in April 2022. Prior to that, he served as an executive vice president since 2008 and before that as chief financial officer since 2001. From 2000 until 2001 Mr. Gaspar served as corporate vice president – strategy, technology and subsidiaries. From 1996 until 2000, he held the position of corporate vice president - marketing and business development of Elop. Mr. Gaspar joined Elop in 1975 and held several management positions, including vice president and general manager of Elop’s optronics product division and co-manager of an Elop subsidiary in the United States. Mr. Gaspar holds a bachelor of science degree from the Technion in electronic engineering with advanced studies in digital signal processing and communication.

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

Boaz Cohen. Boaz Cohen was appointed Executive Vice President - Marketing and Business Development North America in 2021. Prior to that, since 2013 he served as senior vice president - land systems. After retiring from the IDF as a colonel in the Armored Corps in 2007, Mr. Cohen joined Elbit Systems and held various management positions in the land and C4I areas. Mr. Cohen holds a bachelor of arts degree in management and economics from Haifa University and is a graduate of Harvard University Business School's Advanced Management Program.

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

Michael Edelstein. Michael (Miki) Edelstein was appointed Executive Vice President - Strategy and Business Development Israel in April 2022. Mr. Edelstein joined Elbit Systems in 2021 as senior vice president – strategy and business development Israel. Prior to that, Mr. Edelstein served for 34 years in the Israeli Defense Forces, where he holds the rank of Major General (reserves), in a variety of positions, including command of several combat units and as Defense Attaché to the U.S.A. In 2020 he was awarded the Legion of Merit medal by the U.S. Secretary of Defense. Mr. Edelstein holds a bachelor degree in law and business management from Reichman University in Herzliya, a Master's degree in national resources management from the National Defense University, U.S. and is a graduate of Harvard Kennedy School's International Security Program.

Dr. Shelly Gordon. Dr. Shelly Gordon was appointed Executive Vice President - Chief Human Resources Officer shortly after joining Elbit Systems in 2015. From 2012 until joining Elbit Systems, she headed executive education at the Interdisciplinary Center Herzliya. From 2005 until 2012, Dr. Gordon served as vice president - organizational development and talent management at Amdocs Limited and served as vice president - human resources at Elite Confectionary Ltd. from 2000 until 2005. Prior to that, she worked as an independent consultant with management teams and senior managers, leading major transformations in varied organizations and industries. Dr. Gordon received a bachelor’s degree in education and art from the Hebrew University, a bachelor’s degree in psychology from Tel-Aviv University and a doctorate in management studies from the University of Hertfordshire in the U.K.

Dr. Yaacov Kagan. Dr. Yaacov (Kobi) Kagan was appointed Executive Vice President – Chief Financial Officer, in April 2022. He was appointed in 2018 as deputy general manager and senior vice president – finance and control in Elbit Systems Land, and from 2010 to 2018 he served as Elbit Systems Land and C4I‘s vice president - finance and control. Dr. Kagan joined Elbit Systems in 2008 as a sales director at Elbit Systems Land and C4I. Prior to that, Dr. Kagan served for 26 years in the Israeli Navy, where he holds the rank of a naval captain (reserves), and in the IMOD, in a variety of positions, including the Head of the Navy’s budget department. Dr. Kagan holds a bachelor of arts degree in economics and business administration, an MBA in business administration and a PhD in economics from Bar-Ilan University, and is a graduate of Harvard University Business School's Advanced Management Program.

Ran Kril. Ran Kril was appointed Executive Vice President - International Marketing and Business Development in 2015. From 2013 until his current appointment, he served as aerospace vice president - marketing and sales, after serving as aerospace vice president - sales and contracts since 2007. He joined Elbit Systems in 1997 and held various senior positions in aerospace's marketing, sales and finance departments. Mr. Kril holds a bachelor of science degree in economics and management from the Technion and a master of science of management degree from the Polytechnic University of New York.

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

Oren Sabag. Oren Sabag was appointed Executive Vice President - General Manager ISTAR and EW in January 2022, after serving as executive vice president – co-general manager ISTAR and EW since 2021. From 2014 to 2021, he served as C4I and cyber senior vice president - radios and secure communications. From 2011 to 2013, he served as vice president for engineering - land and C4I. Mr. Sabag joined Elbit in 1998 and held various engineering and management positions. Mr. Sabag holds a bachelor of science degree in computer engineering from the Technion and an MBA in business management from Haifa University.

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

Yehoshua Yehuda. Yehoshua (Shuki) Yehuda was appointed Executive Vice President - Strategy and Chief Technology Officer in 2020. From 2016 until his current appointment, he served as executive vice president - chief technology officer. From 2008 until 2016, he served as Elisra’s vice president and chief technology officer as well as general manager - radar solutions business unit. Prior to that he served in a number of management positions in Elisra, which he joined in 2000. Prior to joining Elisra, Mr. Yehuda served as an officer in the IDF, holding command positions in the Intelligence Corps. Mr. Yehuda holds a bachelor of science degree in electrical engineering from Tel-Aviv University and a master of science degree in neural computation from the Hebrew University. He is a graduate of Harvard University Business School’s Advanced Management Program.

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

At the Extraordinary General Meeting of Shareholders held on April 7, 2021 (the April 2021 General Meeting), our shareholders, following a favorable recommendation of the Compensation Committee of the Board (the Compensation Committee) and the approval of the Board, approved an amended compensation policy applicable to Employment Terms and arrangements with our Office Holders (the Compensation Policy). For further information, please see the Compensation Policy filed as Exhibit 4.3 to this annual report on Form 20-F.

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

Compensation of Directors and Executive Officers

Aggregate Compensation to Directors and Executive Officers

The following table sets forth the aggregate compensation costs for all of our directors and executive officers as a group for the fiscal year ended December 31, 2022: (U.S. dollars in thousands)*

	Salaries, Directors’ Fees Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors (consisting of 9 persons)	$552	$—
All executive officers (consisting of 15 persons)	$12,451	$1,731

*For information regarding the value of phantom units and equity awards to the directors and executive officers, see below “2018 Phantom Bonus Retention Plan” and “2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities”.

Directors Fees

In accordance with the Compensation Policy and with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the Compensation Committee and the Board approved payment to the Company's directors (including to Michael Federmann who may be considered a direct or indirect controlling shareholder of the Company, and his son David Federmann), in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity, which rates are also paid to the Company’s External Directors, as well as reimbursement of expenses in accordance with Israeli law and the Company’s procedures, which are also paid to the Company’s External Directors. As a result, each of the Company’s directors is and will be entitled to an annual fee of approximately NIS 120,125 (equal to approximately $34,100) and a per meeting fee of approximately NIS 4,620 (equal to approximately $1,300), which reflect the above mentioned fee levels, linked to the Israeli consumer price index.

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

The 2018 Phantom Plan is not specifically intended for our executive officers, however some of our current executive officers have 2018 Plan Units that were granted to them prior to their nomination as executive officers. We recorded an amount of approximately 2.1 million in 2022, as compensation costs related to grants made prior to 2022 to our executive officers under the 2018 Phantom Plan. No 2018 Plan Units were granted to executive officers in 2022. See Item 18. Financial Statements – Note 22.

2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities

In 2018, our Board approved the 2018 Equity Incentive Plan for Executive Officers (the 2018 Option Plan). See below “Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers”. In 2022 we granted 60,000 options to executive officers under the 2018 Option Plan at an exercise price of $241.23 that were cancelled. Subsequently, an equivalent number of options were granted to the executive officers, at an exercise price of $216.53 per option, with an expiration date of December 14, 2027. In 2022 we recorded an amount of approximately $6.4 million as compensation costs related to options granted to our executive officers under the 2018 Option Plan. See Item 18. Financial Statements Note 22.

In 2022, we recorded an amount of approximately $0.1 million as compensation costs related to options granted to our executive officers prior to 2022 in start-up entities or similar ventures under their plans (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company) (Options in Other Entities).

Cash Bonuses

Elbit Systems has implemented an annual pay-for-performance bonus plan (Annual Bonus) based on pre-determined criteria that aims to align and unify our executive officers in reaching Elbit Systems’ short and long-term goals. Annual Bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on financial, business and operational results, as applicable, as well as individual performance. Payment of the Annual Bonus is also subject to the fulfillment of preconditions as described in our Compensation Policy. Our executive officers may also be granted from time to time other cash bonuses which are discretionary, subject to required approvals. For additional information, see the Compensation Policy filed as Exhibit 4.3 to this annual report.

Other Compensation

In addition to payment of monthly salary, bonuses and options, our executive officers are entitled to reimbursement of travel and certain other expenses in a manner similar to other employees and other benefits as described in our Compensation Policy.

Office Holders of the Company, including our directors and executive officers, are also covered by our D&O liability insurance policy and are entitled to indemnification and exemption from certain liabilities, in accordance with our Restated Articles of Association (the Articles of Association) and pursuant to indemnification and exemption letters as approved by our shareholders. For additional information, see Item 10. Additional Information – Exemption, Insurance and Indemnification of Directors and Officers.

Compensation of Five Most Highly Compensated Office Holders

The following describes the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2022. All amounts specified are in terms of cost to the Company as recorded in our financial statements.
Compensation for each of the specified Office Holders is indicated in terms of the following types of compensation costs:
(1) Salary Costs. Salary Costs include gross salary and, if and to the extent applicable to a respective Office Holder, social and other benefits such as vacation days, sick days, convalescence pay, monthly remuneration for a study fund, contributions made by the Company on behalf of the Office Holders to an insurance policy or a pension fund, contributions by the Company on behalf of the Office Holders towards work disability insurance, retirement and termination of service benefits and other benefits such as company car and communication costs. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.38, which represents the average weighted U.S. dollar – NIS exchange rate for the date of payments for each of the months during 2022 (Average Exchange Rate).

(2) Bonus Costs. Bonus Costs represent bonuses (Annual Bonuses, managerial evaluation and/or special bonuses, as the case may be) recorded in connection with the Office Holders with respect to the year ended December 31, 2022. U.S. dollar amounts indicated for Bonus Costs are based on the Average Exchange Rate.

(3) Stock Option Costs. Stock Option Costs are costs recorded with respect to the year ended December 31, 2022 related to the 2018 Option Plan and to Options in Other Entities. See above “Aggregate Compensation to Directors and Executive Officers – 2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities” and below “Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers” and Item 18. Financial Statements – Notes 22C and 22D.

(4) Phantom Bonus Costs. Phantom Bonus Costs are costs recorded with respect to the year ended December 31, 2022 related to the value of benefits under tranches of phantom bonus units granted to the Office Holders under the 2018 Phantom Plan. See above “Aggregate Compensation to Directors and Executive Officers - 2018 Phantom Bonus Retention Plan” and Item 18. Financial Statements - Note 22G. Benefits under the 2018 Phantom Plan cover tranches payable over three years.

The five most highly compensated Office Holders in 2022 were as follows (U.S. dollar amounts in thousands):
(1)Bezhalel Machlis – President and CEO. Compensation costs recorded for Mr. Machlis in 2022 included: $1,338 in Salary Costs, $1,714 in Bonus Costs and $1,612 in Stock Option Costs.

(2) Joseph Gaspar – Senior Executive Vice President - Business Management. Compensation costs recorded for Mr. Gaspar in 2022 included: $1,413 in Salary Costs, $693 in Bonus Costs and $447 in Stock Option Costs.

(3) Yoram Shmuely – Executive Vice President - General Manager Aerospace. Compensation costs recorded for Mr. Shmuely in 2022 included: $830 in Salary Costs, $265 in Bonus Costs and $672 in Stock Option Costs.

(4) Oren Sabag – Executive Vice President - General Manager ISTAR and EW. Compensation costs recorded for Mr. Sabag in 2022 included: $767 in Salary Costs, $102 in Bonus Costs, $299 in Stock Option Costs and $502 in Phantom Bonus Costs.

(5) Yehuda Vered – Executive Vice President - General Manager Land. Compensation costs recorded for Mr.Vered in 2022 included: $721 in Salary Costs, $222 in Bonus Costs and $682 in Stock Option Costs.

Board Practices

Appointment of Directors

Our directors, other than our External Directors, are elected by the shareholders at the annual general meeting of shareholders. Their term of office is until the conclusion of the next annual general meeting of shareholders, which is held at least once every calendar year but not more than fifteen months after the previous annual general meeting of shareholders. According to our Articles of Association, the approval of our shareholders at a general meeting is generally required to remove any of our directors from office. Between annual general meetings of shareholders our Board may appoint new directors to fill vacancies. The External Directors are elected at a general meeting of shareholders as described under “External Directors” below. Our Articles of Association authorize a maximum of seventeen directors, a minimum of five directors and, unless otherwise determined by our Board or approved by our shareholders, the number of directors will be nine.

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

The terms of office of Mrs. Shapira and Mr. Bar Nir, the current External Directors on our Board, expire as described under “External Directors” below. The terms of office of the other seven current directors, each of whom was appointed at the annual general meeting of shareholders held in November 2022, expire as described under “Board of Directors” above. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

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

Substitute Directors. The Articles of Association provide that any director may appoint another person to serve as a substitute director. The substitute director will be subject to the same requirements under the Companies Law.

External Directors

Under the Companies Law, public companies are required to appoint at least two External Directors. Among other requirements, for each public company such as Elbit Systems that is considered to have a controlling shareholder, a person may serve as an External Director if he or she meets the following requirements (the Affiliation Requirements):

(1) if that person is not a Relative (for definition of the term “Relative” see Item 10. Additional Information – Approval of Certain Transactions – Personal Interest and Extraordinary Transactions) of the controlling shareholder of that company and if that person (and each of that person’s Relatives, partners and employers), or any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, did not have, on the date of the person's appointment or at any time during the two years preceding that person’s appointment as an External Director, any “Affiliation” (as defined in the Companies Law) with any of:

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

Mrs. Shapira and Mr. Bar Nir currently serve as our Board’s External Directors. The second three-year term of office of Mrs. Shapira ends in November 2025. The first three-year term of office of Mr. Bar Nir ends in August 2023. Mr. Bar Nir was determined by the Board to have financial and accounting expertise under Israeli law, and Mrs. Shapira was determined by the Board to have the applicable “professional competence” to serve as an External Director.

Audit and Financial Statements Review Committee

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

SEC and Nasdaq rules require that our Audit and Financial Statements Review Committee be composed of at least three members, each of whom qualifies as an independent director who must be able to read and understand financial statements. At least one member of such committee must qualify as an “audit committee financial expert” as defined under SEC rules. We comply with these SEC and Nasdaq requirements because each member of our Audit and Financial Statements Review Committee is independent and is able to read and understand financial statements, and our Board has determined that both Mr. Bar Nir and Prof. Nisan qualify as audit committee financial experts.

Audit and Financial Statements Review Committee - Acting as the Audit Committee

In accordance with the Companies Law, an audit committee must consist of at least three directors qualified to serve as members of an audit committee, including all External Directors, and must be comprised of a majority of directors meeting certain independence criteria of the Companies Law. The chair of the audit committee must be an External Director. We comply with these rules because all of the committee members meet the independence criteria of the Companies Law, all of our External Directors are members of the committee and the chair of the committee is an External Director.

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

(4)    if the board of directors is to approve the audit plan of the internal auditor – to examine such plan and suggest amendments prior to it being presented to the board of directors;

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

Audit and Financial Statements Review Committee - Acting as the Financial Statements Review Committee

Pursuant to Nasdaq rules, the financial statements review committee must oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. Pursuant to the Israeli Companies Regulations (Financial Statements Approval Procedure), 5770-2010, the financial statements of a public company may be brought for discussion and approval of the board only after a financial statements review committee has discussed and formulated recommendations to the board in connection with:

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

The Audit and Financial Statements Review Committee, when acting as the financial statements review committee, operates pursuant to the terms of a charter that is published on our website. Pursuant to the Israeli Companies Regulations (Financial Statements Approval Procedure), 5770-2010, a financial statements review committee must consist of at least three members, the chair of the committee must be an External Director, and the majority of its members must be directors who meet certain independence requirements of the Companies Law, and, among other criteria, all of its members must be able to read and understand financial statements, with at least one of the independent members having financial and accounting expertise. We comply with such requirements because the chair of the Committee is an External Director, our Committee has five members, all of which meet the independence criteria of the Companies Law and are able to read and understand financial statements and Mr. Bar Nir and Prof. Nisan have been determined by the Board to have financial and accounting expertise. See Item 16A. Audit Committee Financial Expert.

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

According to the Companies Law, Employment Terms of a public company’s Office Holders must be approved by the compensation committee and the board. In addition, with respect to Employment Terms of the CEO, a director or any Office Holder where the Employment Terms are not consistent with an approved compensation policy or for an Office Holder who is also considered a controlling shareholder (or such controlling shareholder’s Relative), approval by the company’s shareholders is also required in accordance with the applicable majority requirements of the Companies Law. For further information see above “Compensation of Directors and Executive Officers – Compensation Policy”,and see below Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Office Holders and Item 10. Additional Information - Approval of Certain Transactions - Approval of Employment Terms of Office Holders.

Our Compensation Committee operates in accordance with a Compensation Committee charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements, including with the amended compensation committee listing rules of the Nasdaq. The charter is published on our website.

Corporate Governance and Nominating Committee

Mr. Ben Zeev (chair), Mrs. Shapira and Mr. Bar Nir are members of the Board’s corporate governance and nominating committee (Corporate Governance and Nominating Committee). This Committee operates in accordance with a Corporate Governance and Nominating Committee charter that specifies its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The charter is published on our website. The main role of the Corporate Governance and Nominating Committee is to:

(1) advise the Board periodically as it deems appropriate with regard to the composition, functions and performance of the Board and its committees, including Israeli and U.S. legal and regulatory requirements applicable to the Company as a dually listed company that impact the administration and functioning of the Board and the composition of the Board and its committees; and

(2) nominate and recommend members to be elected to the Board.

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

In addition, while our Board recognizes the benefits of directors serving on the boards of other companies, it believes that the number of such memberships should be reasonably limited in order to allow its members to devote sufficient time to fulfill their duties as directors of the Company. Therefore, as provided in the Corporate Governance and Nominating Committee charter, it is expected that a director will not serve on the boards of more than four other publicly traded companies (academic institutions and non-profit organizations excluded).

Board Committee Membership

Audit and Financial Statements Review Committee:	Corporate Governance and Nominating Committee:	Compensation Committee:

Noaz Bar Nir	Yoram Ben Zeev	Bilha (Billy) Shapira
(chair)	(chair)	(chair)
Yoram Ben Zeev	Noaz Bar Nir	Noaz Bar Nir
Ehood (Udi) Nisan	Bilha (Billy) Shapira	Yoram Ben Zeev
Bilha (Billy) Shapira
Yuli Tamir

Board and Committee Meetings

The Board meets quarterly and at other times during the year as necessary to conduct its activities. The Audit and Financial Statement Review Committee, in each of its roles as either the audit committee or the financial statements review committee, meets at least quarterly, and the Compensation Committee and Corporate Government and Nominating Committee each meet at least annually. In addition, in accordance with the applicable Nasdaq rules, our independent directors conduct executive sessions at least twice a year. Each of the committees also meets at additional times during the year as may be necessary to carry out its functions. As determined by our Board, Board members are expected to attend at least 90% of all meetings of the Board and the committees on which they serve (except in cases of unavoidable circumstances). During 2022, the average attendance for Board members at Board and committee meetings was approximately 94%.

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2020, 2021 and 2022 were as follows:

	Total Employees	U.S. Employees
2022	18,407	3,675
2021	17,787	3,515
2020	16,676	2,703

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 4,390 employees in Israel are covered by such agreements that extend for various periods through 2027. In addition, approximately 570 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods through June 2025.

Share Ownership

As of April 3, 2023, the ownership by the members of our Board and by our executive officers of our ordinary shares (either actual ordinary shares or ordinary shares that the person has the right to acquire within 60 days as the result of the exercise of an option), was as follows (in each case, based on information that each applicable person has provided to us):

(1) Michael Federmann, the chair of our Board, has the right to control the voting of the 19,580,342 ordinary shares (i.e., approximately 44.15% of our outstanding ordinary shares) that are owned, directly and indirectly, by FEL (the FEL Share Position);

(2) David Federmann, a member of our Board and the son of Michael Federmann, has an indirect non-voting economic interest in the FEL Share Position; and

(3) Except as provided above, as of April 3, 2023, no individual director or executive officer beneficially owned (as determined under SEC rules) 1% or more of our outstanding ordinary shares.

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

The exercise price of an option is denominated in U.S. dollars and is the higher of:

(1) the average of the closing share price of Elbit Systems ordinary shares on the TASE, during the period of thirty (30) trading days preceding, but not including, the Grant Date (as defined below), converted into U.S. dollars by applying the average representative U.S. dollar - NIS exchange rate during such thirty (30) trading days period; or

(2) the closing share price of our ordinary shares on the TASE on the last trading date preceding the Grant Date, converted into U.S. dollars by applying the representative U.S. dollar - NIS exchange rate most recently published by the Bank of Israel prior to the Grant Date.

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

In 2022 we granted options to our employees under the Employees Plan. Out of the total amount of options granted, 39,600 options that were granted at an exercise price of $241.23 were cancelled. Subsequently, 38,600 options were granted to the employees, at an exercise price of $216.53 per option. See Item 18. Financial Statements - Note 22 for information regarding the compensation costs incurred by the Company in 2022 with respect to grants of options under the Employees Plan.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders
Percentages

As of April 3, 2023, we had 44,347,648 ordinary shares outstanding. The following table sets forth specific information as of April 3, 2023, to the best of our knowledge, concerning:

•beneficial ownership of more than 5% of our outstanding ordinary shares; and

•the number of ordinary shares beneficially owned by all of our executive officers and directors as a group. Ordinary shares that a person has the right to acquire within 60 days of April 3, 2023 through the exercise of Options under the 2018 Equity Plan (see footnote (6) below) are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and Board members as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares(1)
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel	19,580,342	(2)	44.15%
1832 Asset Management L.P. Scotiabank North, 40 Temperance St., 16 floor Toronto, Ontario Canada M5C 0B4	2,243,990	(3)	5.06%
Clal Insurance Enterprises Holdings Ltd. 36 Raul Walenberg St. Tel-Aviv, Israel	2,234,996	(4)	5.04%
All executive officers and directors as a group (24 persons)	86,890	(5) (6)	less than 1%

(1)    Based on 44,347,648 ordinary shares outstanding as of April 3, 2023.

(2)    Includes 3,836,458 ordinary shares held by Heris Aktiengesellschaft (Heris). Heris is owned, directly and indirectly, by Federmann Enterprises Ltd. (FEL). FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the chair of Elbit Systems’ Board and the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of ordinary shares owned by Heris and FEL (approximately 44.15% of our outstanding ordinary shares). In addition, Michael Federmann is the trustee of a trust on behalf of his sister, Irith Federmann-Landeau, that holds an indirect non-voting economic interest of approximately 7.7% in our outstanding ordinary shares through an indirect approximately 17.5% non-voting interest in FEL. Michael Federmann and his sons, David (who also serves as a member of the Elbit Systems Board), Gideon and Daniel Federmann, collectively hold an indirect economic interest equivalent to approximately 27.3% of our outstanding ordinary shares, with Michael Federmann holding an approximately 7.6% economic interest and each of his sons an approximately 6.6% economic interest. In connection with loans obtained from time to time by FEL from two Israeli banks, FEL has pledged to the banks an aggregate of 3,000,000 of our ordinary shares as security for the loans.

(3)    Pursuant to a Schedule 13G filed by 1832 Asset Management L.P. with the SEC on January 31, 2023, the ordinary shares are held within mutual funds or other client accounts managed by 1832 Asset Management L.P., acting as portfolio manager.

(4)    Pursuant to a Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd. (Clal) with the SEC on January 25, 2023, the ordinary shares beneficially owned by Clal include (i) 55,075 ordinary shares beneficially held for Clal's own account and (ii) 2,179,921 ordinary shares held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal. These subsidiaries operate under independent management and make independent voting and investment decisions.

(5)    This amount (i) does not include any ordinary shares that may be deemed to be beneficially owned by Michael Federmann or David Federmann as described in footnote (2) above and (ii) includes shares held by one of our directors and shares held by the spouse of a second director, but the second director disclaims beneficial ownership over the spouse's shares.

(6)    The 2018 Equity Plan includes a mandatory “Net Exercise Mechanism” that entitles the recipients to exercise Options for the number of shares determined based on the excess, if any, of the fair market value of the shares underlying such options over the exercise price of such options, calculated based on the date of exercise. For further information regarding the 2018 Equity Plan see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems' Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers, as well as the Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers, filed as Exhibit 4.2.1 to this annual report. The number of ordinary shares reflected above as owned by all executive officers and directors as a group was calculated based on a hypothetical exercise on April 3, 2023, which is a theoretical date. The number of ordinary shares that will actually be issued will vary, depending on the date of exercise and the market price of the ordinary shares on such date. The aggregate number of Options granted to executive officers that are exercisable on or within 60 days following April 3, 2023 is 333,490 Options.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

Our controlling shareholder generally has the same voting rights as other holders of our ordinary shares. See also Exhibit 2.1 – Description of Securities.

Based on beneficial ownership reports filed with the SEC, the Phoenix Holdings Ltd. (the Phoenix) and 1832 Asset Management L.P. were first included as major shareholders beneficially owning more than 5% of the Company's ordinary shares in the Company's Annual Report on Form 20-F for 2021. In this report, Clal is included for the first time as a major shareholder beneficially owning more than 5% of the Company's ordinary shares and the Phoenix is no longer included as a major shareholder beneficially owning more than 5% of the Company's ordinary shares. Other than as described above, we are not aware of any significant changes in the number of shares held by our major shareholders during the last three years.

As of April 3, 2023, approximately 11% of our outstanding ordinary shares were held in the United States by approximately 115 shareholders of record registered on the books of our transfer agent.

We are not aware of any arrangement which may result in a change in control of the Company.

In 2020, we filed a shelf prospectus with the Israeli Securities Authority and with the TASE, under which we may issue, from time to time, different type of securities pursuant to filing supplemental shelf offering reports. In July 2021, we completed a public notes offering on the TASE of Series B, C and D Notes in an aggregate amount of NIS 1.9 billion (equal to approximately $581 million at the time of the offering), pursuant to the shelf prospectus. For more information, see Item 5. Operating and Financial Review and Prospects – Financial Resources – Israeli Debt Offering. The shelf prospectus would typically be effective for two years, unless extended with the consent of the Israeli Securities Authority. In September 2022, the term of the prospectus was extended until September 29, 2023.

Related Party Transactions

The Company engages from time to time, in the normal course of business, in transactions with related parties (including with companies affiliated with FEL, the Company’s major shareholder) for certain goods and services, such as purchase of materials, hotel services and catering services. Related party transactions also include, among others, transactions for the purchase or sale of goods or services, with certain affiliated entities or other entities in which an Office Holder of the Company serves as a director or in which the person has an interest, or investment therein. The Company also has employment agreements and compensation-related engagements with its Office Holders, entered into in the ordinary course of business (see Item 6. Directors, Senior Management and Employees –Compensation of Directors and Executive Officers and Item 10. Additional Information –Exemption, Insurance and Indemnification of Directors and Officers).

The Company does not believe its transactions with related parties during the annual period commencing on January 1, 2022 are either material to the Company or unusual in their nature or conditions. Certain transactions with related parties may also require special approvals under the Companies Law. For further information see Item 10. Additional Information – Approval of Certain Transactions.

For further information regarding certain transactions between the Company and related parties see Item 18. Financial Statements – Note 27.

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Our international sales (outside Israel) constitute a significant portion of our sales. In 2022, these sales were approximately $4.4 billion, constituting approximately 81% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2022 Compared to 2021 – Revenues.

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:
(US dollars)

Year	Dividend
2020	1.67 per share
2021	1.86 per share
2022	1.96 per share

Other than any significant event that may be described in this annual report, there have not been any significant changes since December 31, 2022.

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

Office Holders

An “Office Holder” is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person who fulfills these functions without regard to that person’s title as well as a director and any other manager directly subordinate to the general manager. Under the Companies Law, the general manager of a corporation has authority equivalent to that of a president or chief executive officer of a U.S. corporation. For such purposes, our general manager is Bezhalel Machlis, our President and Chief Executive Officer. Each person listed as a director or executive officer in Item 6. Directors ‒ Senior Management and Employees ‒ Directors and Executive Officers, is an Office Holder of Elbit Systems.

The Companies Law specifies the fiduciary duties that an Office Holder owes to a company, which consist of a duty of care and a duty of loyalty. Under the Companies Law, an Office Holder’s duty of loyalty includes the general duty to act in good faith and for the benefit of the company, avoiding any conflict of interest between the Office Holder’s position in the company and his or her other positions or personal affairs. The duty of loyalty also includes avoiding any competition with the company and any exploitation of a business opportunity of the company in order to receive personal advantage for the Office Holder or others. Also, the Office Holder is required to disclose to the company any information or documents relating to the company’s affairs that the Office Holder has received due to his or her position as an Office Holder. Under the Companies Law, voting agreements among directors or a director’s failure to exercise independent judgment while voting are considered breaches of the duty of loyalty. The duty of care requires, among other obligations, that an Office Holder acts in a way that a reasonable Office Holder would act in the same position and under similar circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to such actions.

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

Approval of Transactions

In accordance with the Companies Law the transactions specified below require the following approvals, provided always that such transactions are for the benefit of the company:

(1)    approval of the board of directors: a transaction with an Office Holder, other than arrangements in connection with Employment Terms, or a transaction in which an Office Holder has a Personal Interest, where the audit committee has determined that such transaction is not an Extraordinary Transaction, unless the company’s articles of association provide otherwise;

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

Certain transactions and arrangements described above may also require shareholder approval, including, where applicable, by a Special Uninterested Majority. In addition, the Companies Law requires re-approval every three years with respect to some of the matters referred to above in the manner set out in the Companies Law. Re-approval when applicable is required by the audit committee or the compensation committee, as the case may be, and by the board of directors and, except for certain specific exemptions, by the shareholders. See below ‒ “Exemption, Insurance and Indemnification of Directors and Officers ‒ Exemption, Insurance and Indemnification of Directors and Officers under the Articles of Association” and also ‒ “Provisions Relating to Major Shareholders”.

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

Approval of Employment Terms of Office Holders

In accordance with the Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding Employment Terms of an Office Holder. In addition, the Companies Law requires that the company will obtain the approval of the shareholders for any Employment Terms arrangement with (i) the CEO; (ii) a director; (iii) any other Office Holder where the Employment Terms are not consistent with an approved compensation policy; or (iv) an Office Holder that is also considered a controlling shareholder (or his or her Relative). Such shareholders' approval requires a Special Uninterested Majority, except with respect to Employment Terms of a director that are consistent with the company's compensation policy. See Item 6. Directors, Senior Managers and Employees ‒ Compensation of Directors and Executive Officers ‒ Compensation Policy.

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

In a meeting held on February 16, 2023, our Compensation Committee approved the purchase of a D&O liability insurance policy which complies with the provisions of our Compensation Policy and further approved the inclusion therein, in addition to all other Office Holders, of Michael Federmann (who may be considered a direct or indirect controlling shareholder of the Company), of his son David Federmann and of Bezhalel Machlis, our President and CEO, in accordance with the requirements of the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000. As of April 3, 2023, the D&O policy’s limit of liability was $100 million. The Compensation Committee also approved the purchase of a D&O liability insurance policy for a subsidiary of the Company, which also covers certain Office Holders of the Company, including our President and CEO, in accordance with the limitations under our Compensation Policy.

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

Share Capital

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each, of which 44,347,648 ordinary shares were issued and outstanding as of April 3, 2023. All issued and outstanding ordinary shares are fully paid and non-assessable. For information regarding changes in share capital, see the Description of Securities filed as Exhibit 2.1 to this annual report (the Description of Securities) under “Share Capital”.

Rights, Preferences and Restrictions of Shares

For information regarding voting rights, dividend rights and other rights generally applicable to our ordinary shares, including action necessary to change the rights of holders of our ordinary shares, see the Description of Securities under “Rights Generally Applicable to Ordinary Shares”.

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

Borrowing Power

See the Description of Securities under “Borrowing Power”.

Exchange Controls

See the Description of Securities under “Exchange Controls and Other Limitations Affecting Security Holders”.

Taxation

Israeli Tax Considerations

General

The following is a brief summary of aspects of the current tax law applicable to companies in Israel, with special reference to its effect on Elbit Systems and our Israeli subsidiaries, and government programs from which Elbit Systems and some of our Israeli subsidiaries benefit.

The following also contains a discussion of certain material Israeli and U.S. tax consequences applicable to our shareholders. This summary does not discuss all the tax aspects that may be relevant to a particular shareholder in light of its, his or her personal circumstances, including shareholders that may be subject to special treatment such as partnerships, trusts or traders in securities who are subject to special tax regimes not covered under this discussion. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAXES.

General Corporate Tax in Israel

Israeli companies are generally subject to corporate tax on taxable income and capital gains at the rate of 23%.

Under the Israeli Tax Ordinance, 1961 (the Ordinance) transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arm’s-length principle and reported and taxed accordingly.

Industry Encouragement. Under the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an “Industrial Company” if it is resident in Israel and at least 90% of its income (determined in Israeli currency) in a given tax year, with some exceptions, comes from “Industrial Enterprises” owned by that company. An Industrial Enterprise is defined as an enterprise the primary activity of which in a particular tax year is industrial manufacturing activity.

Below are the main tax benefits available to an Industrial Company:

• amortization of the cost of purchased patent, rights to use a patent, and know-how, which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

• under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies;

• expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

We believe Elbit Systems qualifies as an Industrial Company. See further Item 18. Financial Statements - Note 18A(2). There can be no assurance that we will continue to qualify as an Industrial Company or that the tax benefits described above will be available in the future.

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

The partial corporate income tax relief is available to companies that elected to implement the Temporary Provision by November 15, 2022 in respect of Exempt Earnings accrued up to December 31, 2020, provided that up to 30% (the exact rate is calculated according to a new statutory formula) of the “released” Selected Accumulated Income is re-invested in Israel through at least one of the following: industrial activities, research and development activities, assets used by the company or salaries of newly recruited employees.

As part of the Temporary Provision, Article 74 of the Investment Law was amended and as a result, starting August 15, 2021, a company with Exempt Earnings that distributes dividends will have to attribute a portion of the distributed sum to Exempt Earnings, and a portion to non-exempt earnings, on a pro-rata basis. The Company elected to implement the Temporary Provision to “release” approximately $784 million of Exempt Earnings and as a result pay the reduced corporate tax in an amount of approximately $80 million. The amount was paid in 2022.

Tax on IP-based Income. In 2016, Israel enacted a tax law amendment introducing a new tax regime for intellectual property (IP)-based companies. The regime is tailored to a post-BEPS (base erosion profit shifting) world, encouraging multinationals to consolidate IP ownership and profits in Israel along with existing Israeli R&D functions. Tax benefits created to achieve this goal include a reduced corporate income tax rate of 6% on IP-based income and on capital gains from the future sale of IP. The 6% rate would apply to qualifying Israeli companies that are part of a group with global consolidated revenue of over NIS 10 billion (approximately $2.8 billion). Other qualifying companies with global consolidated revenue below NIS 10 billion would be subject to a 12% tax rate. However, if the Israeli company is located in development zone “A”, the tax rate is further reduced to 7.5%. Additionally, subject to meeting applicable conditions, withholding tax on dividends may be subject to a reduced rate of 4% for all qualifying companies (unless further reduced by a treaty). See Item 18. Financial Statements ‒ Note 18A(3).

Capital Gains to a Shareholder

General. Israeli law generally imposes a capital gains tax on the sale or disposition of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares in Israeli companies, by both Israeli residents as well as non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital gains to Israeli residents. The tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of any of our means of control) is 25%, and a tax rate for an individual “principal” shareholder (those persons holding 10% or more of any of our means of control) is 30%. Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional surtax tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 (approximately $188,500) for 2022, which amount is linked to the annual change in the Israeli consumer price index. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed on capital gains at the applicable corporate tax rate.

Capital gains to non-residents of Israel. Gains on the sale of ordinary shares traded on the TASE and on Nasdaq held by non-Israeli resident investors for tax purposes will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Moreover, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, the United States - Israel tax treaty generally exempts United States residents who hold less than 10% of our voting rights, and who never held 10% of our voting rights during any part of the twelve months prior to a sale of their shares, from Israeli capital gains tax in connection with such sales under certain circumstances and subject to meeting applicable conditions.

Taxation on Dividends Paid to a Shareholder

Income tax for individual Israeli residents. Residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). The tax rate on dividend income to a “non-principal” individual shareholder is 25% and 30% to an individual “principal” shareholder. The paying company withholds at source income tax at the rate of 25% or 30% in the case of a “principal shareholder”. A company the stock of which is traded on a stock exchange withholds tax at the rate of 25% from dividends paid to a shareholder if the shares are registered with a nominee company (whether the recipient is a “principal” shareholder or not). Dividends distributed from “Preferred Income” under Preferred Enterprise status (see above “Investment Law”) are subject to a withholding tax rate of 20%, subject to a reduced tax rate under the provisions of applicable double taxation treaties. Following Elbit Systems' election in February 2022 to implement the Temporary Provision and pay a reduced tax on distribution of the Selected Accumulated Income, dividends distributed in the future will include the Selected Accumulated Income, the withholding tax rate for which will be calculated according to the proportion between the Selected Accumulated Income and the total accumulated earnings as of December 31, 2020. Accordingly, the aggregate withholding tax rate on those dividends for individuals and non-residents is expected to be approximately 17%.

Income tax for non-residents of Israel. Non-residents of Israel (whether individuals or corporations) are subject to income tax on distributions of dividends other than bonus shares (stock dividends). The tax rate on dividend income to a “non-principal” non-resident of Israel shareholder is 25% and 30% to a “principal” shareholder (including a foreign company as opposed to an Israeli company). The paying company withholds at source income tax at the rate of 25% for a “non-principal” shareholder, or 30% for a “principal” shareholder. A company whose stock is traded on a stock exchange will withhold tax at the rate of 25% from dividends paid to a “principal” shareholder for shares registered and held by a registration company, unless a lower rate is applicable under a double taxation treaty. Accordingly, Elbit Systems withholds income tax at the source. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Privileged Enterprise or Preferred Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period (this limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law). Dividends distributed from “Preferred Income” under a Preferred Enterprise status are subject to a withholding tax rate of 20% (unless a lower treaty rate applies).

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

A U.S. corporation would have a reduced withholding tax rate on dividends of 12.5%. The U.S. corporation must own at least 10% of the voting shares during a portion of Elbit Systems’ tax year in which the payment of the dividend occurs but prior to the payment date and during the entire prior tax year. The reduced rate is also subject to a condition that no more than 25% of Elbit Systems’ gross income for the prior tax year consists of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries. In light of Elbit Systems' election in February 2022 to implement the Temporary Provision and pay a reduced tax on distribution of the Selected Accumulated Income, dividends distributed after such election will include the Selected Accumulated Income, and the withholding tax rate on them will be calculated according to the proportion between the Selected Accumulated Income and the total accumulated earnings as of December 31, 2020. Accordingly, the aggregated withholding tax rate on those dividends for individuals and non-residents is expected to be approximately 17%.

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

A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not liable to Surtax (as further explained below).

U.S. Shareholders (as defined in “United States Federal Income Tax Considerations” below), who hold ordinary shares through an Israeli stockbroker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized if the U.S. Shareholder does not obtain approval of an exemption from the Israeli Tax Authorities. Israeli taxes paid under circumstances in which an exemption from such tax was available generally will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. U.S. Shareholders should consult their Israeli stockbroker or other intermediary regarding the procedures for obtaining an exemption.

Surtax

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 698,280 (approximately $201,000) for 2023, which amount is linked to the annual change in the Israeli consumer price index.

This summary of Israeli taxation is based on existing treaties, laws, regulations and judicial and administrative interpretations thereof. There can be no assurance that any of these may not be amended or repealed, possibly with retroactive effect, or that a tax authority may take a contrary position. Also, this summary does not address the tax consequences that may be applicable to specific persons based on their individual circumstances. It also does not address any local or other foreign tax consequences. Each shareholder should consult his or her own tax advisor as to the specific tax consequences of purchasing, holding or transferring our shares.

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

This summary is based on provisions of the Code, existing and proposed U.S. Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this annual report. These authorities and their interpretation are subject to change, possibly with retroactive effect. No ruling will be requested by us from the Internal Revenue Service (the IRS) regarding the tax consequences to a U.S. Shareholder, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences, such as state, local or foreign taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Shareholders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares. Investors are urged to consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of owning and disposing of our ordinary shares in light of their particular circumstances.

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

The ordinary shares are listed on the Nasdaq and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were treated as a PFIC with respect to our 2021 and 2022 taxable years and do not expect to be treated as a PFIC for our current taxable year or in the reasonably foreseeable future. See “Passive Foreign Investment Company Rules”, below.

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

Subject to generally applicable limitations and conditions, Israeli dividend withholding tax paid at the appropriate rate applicable to the U.S. Shareholder may be eligible for a credit against such U.S. Shareholder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS, and any Israeli tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Shareholder. In the case of a U.S. Shareholder that is eligible for, and properly elects, the benefits of the tax treaty between Israel and the United States, the Israeli tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Shareholders, the application of these requirements to the Israeli tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Israeli dividend tax is not a creditable tax for a U.S. Shareholder or the U.S. Shareholder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Shareholder may be able to deduct the Israeli tax in computing such U.S. Shareholder’s taxable income for U.S. federal income tax purposes.

Dividend distributions will constitute income from sources without the United States and, for U.S. Shareholders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Shareholder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Shareholders should consult their own tax advisors regarding the application of these rules to their particular situations.

Sale, exchange or other disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules”, upon the sale, exchange or other taxable disposition of ordinary shares, a U.S. Shareholder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Shareholder’s adjusted tax basis in the ordinary shares, in each case, as determined in U.S. dollars. Any gain or loss recognized upon the sale, exchange or other disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other disposition, the holding period of the ordinary shares exceeds one year. In the case of individual U.S. Shareholders, long-term capital gains generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses by a U.S. Shareholder is subject to significant limitations. U.S. Shareholders should consult their own tax advisors in this regard.

In general, gain or loss recognized by a U.S. Shareholder on the sale, exchange or other disposition of ordinary shares will be U.S. source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Israeli tax imposed on the sale or other disposition of the ordinary shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Israeli tax is not a creditable tax, such tax would reduce the amount realized on the sale or other disposition of the ordinary shares even if the U.S. Shareholder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Shareholders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ordinary shares and any Israeli tax imposed on such sale or disposition.

If a U.S. Shareholder receives NIS upon the sale of ordinary shares, that U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (PFIC) for any taxable year if at least 75% of its gross income consists of passive income (which is generally subject to certain exceptions for active businesses, dividends, interest, rents, royalties and gains from the sales of property generating such income), or at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were treated as a PFIC with respect to our 2021 and 2022 taxable years, and do not expect to be a PFIC for our current taxable year or in the reasonably foreseeable future. However, this conclusion is a factual determination that must be made at the close of each year and is based on factors that may be outside of our control, including, among other things, the valuation of our ordinary shares and assets, which will likely change from time to time. Therefore, there is no assurance that we will not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, or changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Shareholder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder's investment even if we no longer meet the threshold requirements discussed above, unless the U.S. Shareholder has made a “deemed sale” election once we are no longer a PFIC).

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

As of December 31, 2022 and December 31, 2021, the notional amount of our outstanding forward contracts was $3,763.0 million and $3,069.3 million, respectively. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivative instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2022. The table does not include information regarding the cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the Series B Notes issued during 2021 (see “Interest Rate Risk Management” below).

Maturity Date - Notional Amount - (US dollars in millions)

	2023	2024	2025	2026	2027	Total	Fair Value at 12/2022
Buy US$ and sell:
EUR	354.2	457.2	216.7	4.6	—	1,032.7	42.8
GBP	85.5	37.6	10.7	3.5	0.7	138.0	10.8
NIS	286.2	—	—	—	—	286.2	8.4
Other currencies	268.8	77.0	50.8	24.4	12.6	433.6	2.3
Total	994.7	571.8	278.2	32.5	13.3	1,890.5	64.3

Maturity Date - Notional Amount - (US dollars in millions)

	2023	2024	2025	2026	2027	Total	Fair Value at 12/2022
Sell US$ and buy:
EUR	267.2	148.8	36.6	21.0	25.2	498.8	(47.3)
GBP	1.3	—	—	—	—	1.3	(0.1)
NIS	1,276.8	82.4	—	—	—	1359.2	(68.5)
Other currencies	13.2	—	—	—	—	13.2	(0.4)
Total	1,558.5	231.2	36.6	21.0	25.2	1872.5	(116.3)

At December 31, 2022, a 5% and 10% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $1.7 and $7.0 million, respectively, and a 5% and 10% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $1.3 and $5.2 million, respectively. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, most of such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2022 our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans and Notes. Our deposits were mainly in U.S. dollars.

In 2020, we borrowed NIS 0.7 billion from a financial institution. The loan bore a fixed interest rate of 1.5% per annum, and was payable in June 2022. We also entered into cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS loan. Under the cross-currency interest rate swaps, the Company received NIS at a fixed rate of 1.5% on the NIS 0.7 billion and paid a fixed U.S. dollar interest rate of 2.385% per annum. The loans were repaid during 2021.

In 2021, we issued NIS 1.9 billion (approximately $575 million) in Series B, C and D Notes. Following the issuance of the Series B Notes we entered into cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Notes. Under the cross-currency interest rate swaps, the Series B Notes were adjusted to the changes of the NIS to the U.S.dollar and will pay a fixed U.S. dollar interest rate of 1.92% per annum. During 2022 we paid the first installment of the Notes in the amount of approximately $65 million and as of December 31, 2022 the balance of the Notes was approximately $481 million.

In 2021, we borrowed $445 million from a financial institution. The loan bears a floating interest rate of a tier-based margin between 1.20 % and 2.00%, plus the three months U.S. dollar Libor per annum. The interest rate will change according to the Company meeting a certain financial ratio. The loan will mature in 2026. During 2021 and 2022 we paid part of the loan and as of December 31, 2022 the balance of the loan was $215 million.

The remaining debt is mainly short and long-term loans in U.S. dollars.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to cause that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2022, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013 Framework"). Based on this assessment, management believes that, as of December 31, 2022, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Kost Forer Gabbay & Kasierer (Kost), a member of Ernst & Young Global (EY), an independent registered public accounting firm (PACOB) (IB:1281), as stated in their report included in Item 18. Financial Statements.

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

Enterprise Resource Planning (ERP) Implementation. We are advancing in the process of implementing an ERP system, as part of a multi-year plan to integrate and upgrade our systems and processes. The implementation of this ERP system, which has been occurring in phases, began in 2020 with the migration of certain of our operational and financial systems in our corporate headquarters and certain other locations to the new ERP system and is expected to continue through 2023, when the operational and financial systems in other locations will be substantially transitioned to the new system. As the phased implementation of this system occurs, we are experiencing certain changes to our processes and procedures which, in turn, result in changes to our internal control over financial reporting. While we expect the new ERP system to strengthen our internal financial controls by automating certain manual processes and standardizing business processes and reporting across our organization, management will continue to evaluate and monitor our internal controls as processes and procedures in each of the affected locations evolve.

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

Item 16C. Principal Accountant Fees and Services.

At the annual general shareholders meeting held in November 2022, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

(U.S. dollars in thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021
Audit Fees	$4,383	$4,486
Tax Fees	400	306
Other Fees	119	50
Total	$4,902	$4,842

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

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2022 or fiscal year 2021.

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

No shares were repurchased by Elbit Systems during 2022.

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

Item 19.     Exhibits.

(a)    Index to Financial Statements

(b)    Exhibits

#	Description
1.1	Elbit Systems’ Memorandum of Association(1)
1.2	Elbit Systems’ Restated Articles of Association(2)
2.1	Description of Securities
4.1.1	Description of the Terms of Office and Employment of the Company’s President and Chief Executive Officer(3)
4.1.2	Description of Amendment to the Terms of Office and Employment of the Company’s President and Chief Executive Officer(4)
4.2.1	Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers(5)
4.2.2	Elbit Systems Ltd. 2022 Equity Incentive Plan for Employees(6)
4.3	Elbit Systems Ltd. Compensation Policy for Executive Officers and Directors(7)
4.4	Summary of IMI Acquisition Agreements(8)
8	Major Operating Subsidiaries of Elbit Systems
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	Consent of Kost Forer Gabbay & Kasierer
101	Inline XBRL Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

(6)    Filed as Exhibit 4.2.2 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on April 7, 2022, and incorporated herein by reference.

(7)    Filed as Exhibit A to Elbit Systems’ proxy statement dated March 3, 2021, filed as Exhibit 1 to Elbit Systems’ Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 3, 2021, and incorporated herein by reference.

(8)    Filed as Exhibit 4.4 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 19, 2019, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2023

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID:1281)	F - 2 - F - 7

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 6 - F - 9

Consolidated Statements of Income	F - 10

Consolidated Statements of Comprehensive Income	F - 9

Statements of Changes in Equity	F - 12 - F - 14

Consolidated Statements of Cash Flows	F - 13 - F - 16

Notes to the Consolidated Financial Statements	F - 17 - F - 76

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes, and financial statement schedule listed in the Index at Item 19 (collectively referred to as the “consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 1, 2023, expressed an unqualified opinion thereon.

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
Description of the Matter
As described in note 17, as of December 31, 2022, the Company’s aggregate defined benefit pension obligation was $646 million and exceeded the fair value of pension plan assets of $280 million, resulting in an unfunded defined benefit pension obligation of $366 million. The Company updates the estimates used to measure the defined benefit pension obligation and plan assets at year-end or upon a remeasurement event to reflect updated participant data, actuarial assumptions and actual return on plan assets, among others.
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
May 1, 2023

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on Internal Control over Financial Reporting
We have audited Elbit Systems Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Elbit Systems Ltd. and subsidiaries’ (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021 the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 19 and our report dated May 1, 2023, expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer
A member of Ernst & Young Global

Tel Aviv, Israel
May 1, 2023

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands, except share data)

	Note	December 31, 2022	December 31, 2021
CURRENT ASSETS:
Cash and cash equivalents		$211,108	$258,993
Short-term bank deposits		1,040	1,185
Trade and unbilled receivables and contract assets, net	3	2,574,605	2,770,124
Other receivables and prepaid expenses	4	298,698	279,228
Inventories, net	5	1,946,326	1,670,474
Total current assets		5,031,777	4,980,004

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnerships and other companies	6	159,604	182,553
Long-term trade and unbilled receivables and contract assets	7	374,054	316,074
Long-term bank deposits and other receivables	8	112,525	133,505
Deferred income taxes, net	18F	20,025	65,274
Severance pay fund	2R	227,786	301,192
		893,994	998,598

OPERATING LEASE RIGHT OF USE ASSETS	9	405,446	416,383

PROPERTY, PLANT AND EQUIPMENT, NET	10	949,207	902,684

GOODWILL	11	1,502,494	1,550,552

OTHER INTANGIBLE ASSETS, NET	11	432,733	469,123

TOTAL ASSETS		$9,215,651	$9,317,344

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands, except share data)

	Note	December 31, 2022	December 31, 2021

CURRENT LIABILITIES:
Short-term bank credit and loans	12	$115,076	$27,676
Current maturities of long-term loans and Series B, C and D Notes	15,16	76,555	78,682
Operating lease liabilities	9	69,322	76,778
Trade payables		1,067,818	1,023,679
Other payables and accrued expenses	13	1,171,357	1,314,321
Contract liabilities	14	1,777,161	1,502,955
Total current liabilities		4,277,289	4,024,091

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	15	264,541	356,624
Series B, C and D Notes, net of current maturities	16	415,537	528,324
Employee benefit liabilities	2R,17	618,088	884,353
Deferred income taxes and tax liabilities, net	18F	72,965	141,451
Contract liabilities	14	217,075	293,984
Operating lease liabilities	9	344,585	386,644
Other long-term liabilities	20	247,896	155,610
Total long-term liabilities		2,180,687	2,746,990

COMMITMENTS AND CONTINGENT LIABILITIES	21

EQUITY:	22
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2022 and 2021; Issued and outstanding 44,344,206 and 44,255,563 shares as of December 31, 2022 and 2021, respectively.		12,786	12,762
Additional paid-in capital		431,429	420,966
Accumulated other comprehensive loss		(71,558)	(97,857)
Retained earnings		2,382,564	2,195,764
Total Elbit Systems Ltd. equity		2,755,221	2,531,635
Non-controlling interests		2,454	14,628
Total equity		2,757,675	2,546,263

TOTAL LIABILITIES AND EQUITY		$9,215,651	$9,317,344

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars (In thousands, except per share data)

	Note	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020

Revenues	2S, 23	$5,511,549	$5,278,521	$4,662,572
Cost of revenues		4,138,266	3,920,473	3,497,465
Gross profit		1,373,283	1,358,048	1,165,107
Operating expenses:
Research and development, net	24	435,650	395,087	359,745
Marketing and selling, net		326,020	291,751	290,703
General and administrative, net		313,047	267,362	223,935
Other operating income, net	6C, 9D, 10(4)	(68,918)	(14,660)	(34,963)
Total operating expenses		1,005,799	939,540	839,420

Operating income		367,484	418,508	325,687
Financial expenses, net	25	(51,364)	(40,393)	(71,270)
Other income (expenses), net	26	(23,562)	5,336	7,408
Income before income taxes		292,558	383,451	261,825
Income taxes	18D	(24,131)	(131,387)	(36,443)
		268,427	252,064	225,382
Equity in net earnings of affiliated companies and partnerships	6B	7,042	22,599	12,604
Net income		$275,469	$274,663	$237,986
Less: net income attributable to non-controlling interests		(21)	(313)	(328)
Net income attributable to Elbit Systems Ltd.’s shareholders		$275,448	$274,350	$237,658

Basic net earnings per share attributable to Elbit Systems Ltd.’s shareholders	22	$6.21	$6.21	$5.38
Diluted net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$6.18	$6.20	$5.38

Weighted average number of shares used in computation of basic net earnings per share		44,322	44,204	44,198
Weighted average number of shares used in computation of diluted net earnings per share		44,581	44,278	44,215

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars (In thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net income	$275,469	$274,663	$237,986

Other comprehensive income (loss), net of tax:(*)
Foreign currency translation differences	(17,946)	(4,193)	851
Unrealized gains (losses) on derivative instruments	(87,004)	71,245	(27,482)
Pension and other post-retirement benefit plans	130,329	47,915	(40,791)
	25,379	114,967	(67,422)
Total comprehensive income	300,848	389,630	170,564
Less: comprehensive income attributable to non-controlling interest	899	(1,915)	835
Comprehensive income attributable to Elbit Systems Ltd.’s shareholders	$301,747	$387,715	$171,399

(*)     Other comprehensive income (loss), net of tax expenses (tax benefit) in the amounts of $1,419, $(6,186) and $1,891 for the years 2022, 2021 and 2020, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non– controlling interest	Total equity
Balance as of January 1, 2020	44,198,330	$12,742	$411,568	$(144,963)	$1,862,059	$18,434	$2,159,840
Cumulative effect of adoption of ASC 326	—	—	—	—	(5,484)	—	(5,484)
Stock-based compensation	—	—	4,086	—	—	—	4,086
Dividends paid and declared	—	—	—	—	(93,253)	(4,386)	(97,639)
Other comprehensive loss, net of tax expense of $1,891	—	—	—	(66,259)	—	(1,163)	(67,422)
Net income attributable to non-controlling interests	—	—	—	—	—	328	328
Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	237,658	—	237,658
Balance as of December 31, 2020	44,198,330	$12,742	$415,654	$(211,222)	$2,000,980	$13,213	$2,231,367

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non– controlling interest	Total equity
Balance as of January 1, 2021	44,198,330	$12,742	$415,654	$(211,222)	$2,000,980	$13,213	$2,231,367
Exercise of options	62,538	20	—	—	—	—	20
Stock-based compensation	—	—	5,312	—	—	—	5,312
Dividends paid and declared	—	—	—	—	(79,566)	(500)	(80,066)
Other comprehensive loss, net of tax expense of $(6,186)	—	—	—	113,365	—	1,602	114,967
Net income attributable to non- controlling interests	—	—	—	—	—	313	313
Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	274,350	—	274,350
Balance as of December 31, 2021	44,260,868	$12,762	$420,966	$(97,857)	$2,195,764	$14,628	$2,546,263

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non– controlling interest	Total equity
Balance as of January 1, 2022	44,260,868	$12,762	$420,966	$(97,857)	$2,195,764	$14,628	$2,546,263
Exercise of options	83,338	24	—	—	—	—	24
Stock-based compensation	—	—	10,463	—	—	—	10,463
Deconsolidation of a subsidiary	—	—	—	—	—	(11,275)	(11,275)
Dividends paid and declared	—	—	—	—	(88,648)	—	(88,648)
Other comprehensive income, net of tax income of $1,419	—	—	—	26,299	—	(920)	25,379
Net income attributable to non- controlling interests	—	—	—	—	—	21	21
Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	275,448	—	275,448
Balance as of December 31, 2022	44,344,206	$12,786	$431,429	$(71,558)	$2,382,564	$2,454	$2,757,675

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (In thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$275,469	$274,663	$237,986
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	161,290	153,091	144,420
Write-off impairment	—	—	7,932
Stock-based compensation	10,463	5,312	4,086
Amortization of Series A, B, C and D related issuance costs, net	773	399	(46)
Deferred income taxes and reserve, net	(2,219)	39,095	(5,345)
Gain on sale of property, plant and equipment	(18,995)	(14,457)	(34,926)
Gain on sale of investments, remeasurement of investments held under fair value method	(7,360)	(15,153)	(23,572)
Equity in net (earnings) losses of affiliated companies and partnerships, net of dividend received(*)	11,368	7,724	(7,853)
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade and unbilled receivables and contract assets, net and prepaid expenses	97,151	(430,296)	(508,057)
Increase in inventories, net	(305,058)	(336,221)	(69,762)
Decrease (increase) in trade payables, other payables and accrued expenses	(123,289)	105,201	143,847
Severance, pension and termination indemnities, net	(51,689)	9,834	31,394
Increase (decrease) in contract liabilities	192,164	617,740	358,730
Net cash provided by (used in) operating activities	240,068	416,932	278,834

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(205,110)	(188,624)	(132,210)
Acquisitions of subsidiaries and business operations, net of cash assumed (Schedule A)	(12,430)	(385,011)	218
Investments in affiliated companies and other companies, net	(4,466)	(1,828)	(8,212)
Deconsolidation of subsidiary (Schedule B)	81,487	—	—
Deferred payment on acquisition	(50,749)	(60,560)	—
Proceeds from sale of property, plant and equipment	24,882	25,745	71,933
Proceeds from sale of investments	11,651	16,177	44,200
Proceeds from sale of (investment in) long-term deposits, net	186	481	221
Investment in short-term deposits	2,567	5,899	983
Net cash used in investing activities	(151,982)	(587,721)	(22,867)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	24	20	—
Repayment of long-term loans	(122,353)	(536,062)	(370,367)
Proceeds from long-term loans	39,547	476,273	201,551
Issuance of Series B, C, D Notes, net of issuance costs	—	575,249	—
Repayment of Series A, B, C and D Notes	(65,379)	—	(55,532)
Dividends paid	(86,813)	(79,175)	(78,194)
Change in short-term bank credit and loans, net	99,003	(285,317)	104,309
Net cash provided by (used in) financing activities	(135,971)	150,988	(198,233)

Net increase (decrease) in cash and cash equivalents	(47,885)	(19,801)	57,734
Cash and cash equivalents at the beginning of the year	$258,993	$278,794	$221,060
Cash and cash equivalents at the end of the year	$211,108	$258,993	$278,794

(*) Dividends received from affiliated companies and partnerships	$18,409	$30,323	$9,151

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

SUPPLEMENTAL CASH FLOW ACTIVITIES:

Cash paid during the year for:	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Income taxes, net	$75,593	$38,168	$44,212
Interest	$25,579	$18,990	$20,078

Schedule A: Acquisitions of subsidiaries and business operations

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Working capital (deficit), net (excluding cash and cash equivalents )	$5,085	$(55,589)	$683
Property, plant and equipment	5,163	32,094	24,526
Other long-term assets	—	1,612	—
Goodwill and other intangible assets	38,017	451,101	(32,482)
Investment in Company accounted for under the equity method	(8,191)	—	—
Deferred income taxes	(171)	(33,088)	6,088
Employee benefit liabilities, net	(269)	(653)	967
Long-term liabilities	(27,204)	(10,466)	—
	$12,430	$385,011	$(218)

Schedule B: Deconsolidation of subsidiary

Estimated net fair value of assets and liabilities that exited consolidation scope was as follows:	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Working capital (deficit), net (excluding cash and cash equivalents )	$(35,901)	$—	$—
Property, plant and equipment	(48,365)	—	—
Other long-term assets	(4,254)	—	—
Other long-term liabilities	12,870	—	—
Other comprehensive income	(3,177)	—	—
Non-controlling interest	11,275	—	—
Gain from deconsolidation	(13,935)	—	—
	$(81,487)	$—	$—

Schedule C: Supplemental disclosures of non-cash investing activities

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Purchase of property and equipment with accounts payable	$41,272	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.    GENERAL

Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation that is approximately 44.15% owned by Federmann Enterprises Ltd. Elbit Systems’ shares are traded on the Nasdaq Global Select Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”).

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

Beginning with the year ended December 31, 2022, the Company has revised its segment reporting from one reportable segment to five reportable segments. For comparative purposes, amounts in prior periods have been recast.

The Company’s five reportable segments are:

1.Aerospace – mainly provides products and systems for airborne platforms, unmanned aerial solutions, PGM sensors, training and simulators systems as well as commercial aviation systems.

2.C4I and Cyber – mainly provides C4ISR systems, data links and radio communication systems and equipment, cyber intelligence solutions, autonomous solutions and homeland security solutions.

3.ISTAR and EW – mainly provides a wide range of electro-optic and laser systems and products and also provides a wide range of electronic warfare (EW) systems and signal intelligence (SIGINT) systems.

4.Land – mainly provides land-based systems and products for armored and other military vehicles, artillery and mortar systems, munitions for land, air and sea applications, armored vehicle and other platforms’ survivability and protection systems.

5.Elbit Systems of America (ESA) – mainly provides products and systems solutions principally to U.S. military, homeland security, medical instrumentation and commercial aviation customers.

The Company’s segments are organized based on a combination of the nature of products and services offered, together with a geographic segment (See Note 2AC and Note 23).

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

C.    COVID-19 PANDEMIC IMPACT

In recent years, the Coronavirus disease 2019 (COVID-19) has had significant negative impacts on the worldwide economy, resulting in disruptions to supply chains and financial markets, significant travel restrictions, facility closures and shelter-in place orders in various locations. Such disruptions also led to global shortages of electronics and other components, increased costs and extended lead times. Elbit Systems continues to monitor the macro-economic implications of the COVID-19 pandemic.

In parallel to the measures we have taken to maintain business continuity and deliveries to our customers, we also continue to work on efficiency initiatives with a number of our suppliers.

During 2021 and 2022 our defense activities, which account for most of our business, were not materially impacted by the pandemic, although some of our businesses experienced certain disruptions due to government directed safety measures, travel restrictions and supply chain delays.

The Company believes that as of December 31, 2022, Elbit Systems had a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. The Company has given high priority to cash management and adequate cash reserves to run the business.

The extent of the impact of COVID-19 on the Company's performance depends on future developments including the duration and spread of the pandemic, the measures adopted by governments to limit the spread of the pandemic, including implementation of vaccinations, and resulting actions that may be taken by our customers and our supply chain, all of which contain uncertainties. As noted in our annual report on Form 20-F, the preparation of financial reports requires us to make judgments, assumptions and estimates that affect the amounts reported. For our financial results for the year ended December 31, 2022, we considered the economic impact of the COVID-19 pandemic on our critical and significant accounting estimates. The expected impact of the COVID-19 pandemic did not have a material effect on our judgments, assumptions and estimates reflected in the results. However, our future results may differ materially from our estimates. As events continue to evolve in connection with the COVID-19 pandemic, the estimates we use in future periods may change materially.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

D.     ACQUISITIONS AND INVESTMENTS

1.On April 1, 2022 the Company completed the acquisition of 100% of an Israeli affiliated company, Opgal Industries Ltd. previously held by the Company at 50%, for a purchase price of an amount of approximately $8,000.

2.On November 1, 2022 , the Company completed the acquisition of 100% of a Swiss company, for a purchase price of approximately $ 24,000, of which approximately $21,000 is contingent consideration, which may become payable on the occurrence of certain future events.

3.On April 1, 2021, the Company completed the acquisition of BAE Systems Rokar International Ltd. (“Rokar”) for a purchase price of approximately $31,400, net of cash assumed. Rokar is located in Jerusalem, Israel, and specializes in the development, manufacture, integration and support of high-end GPS receivers and guidance systems for advanced defense applications.
Based on a purchase price allocation ("PPA") performed by independent adviser, the fair value of the assets of the acquired company is estimated as follows :

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

4.On April 4, 2021, ESA completed the acquisition of Sparton Corporation ("Sparton") from Cerberus Capital Management, L.P for a purchase price of approximately $350,000 net of cash assumed. Headquartered in De Leon Springs, Florida, Sparton is a developer, producer and supplier of systems supporting Undersea Warfare for the U. S. Navy and allied military forces.

The preliminary PPA was based on information available at the time of closing the Sparton acquisition. During 2022, the Company finalized the PPA for Sparton as a result of receiving certain information which existed as of the date of acquisition. The following table summarizes adjustments since the preliminary PPA was disclosed as of December 31, 2022:

	Preliminary estimated fair value	Adjustments	Fair value	Average expected useful lives
Net tangible assets and liabilities assumed, excluding cash and cash equivalents	$(65,800)	$(2,600)	$(68,400)
Technology	45,000	—	45,000	16 years
IPR&D	41,700	—	41,700	Indefinite
Customer relationships	119,900	1,600	121,500	31 years
Customer backlog	14,700	11,300	26,000	3 years
Goodwill	194,500	(10,300)	184,200
	$350,000		$350,000
.

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

5.In January 2019, the Company completed the acquisition of 100% of an Israeli affiliated company, previously held by the Company at 19%, for a purchase price of approximately $11,800, of which approximately $4,050 is contingent consideration, which may become payable on the occurrence of certain future events. Based on a PPA performed by an independent adviser, the purchase price was attributed mainly to goodwill (approximately $9,200) and to other intangible assets (approximately $2,700). The results of operations of the acquired company were consolidated in the Company's financial statements commencing on the date of acquisition. The effects of this acquisition on consolidated revenues and net income were immaterial. Pro-forma information was not provided due to immateriality. As of December 31, 2022, the contingent consideration was $309.

6.    On November 25, 2018, the Company completed the acquisition of 100% of the interests in an Israeli company, IMI Systems Ltd. and its subsidiaries (collectively: "IMI"), for a total nominal consideration of approximately $520,000 (approximately NIS 1,900 million). The consideration was comprised of the following: approximately $380,000 (approximately NIS 1,400 million) paid in cash, approximately $24,000 (approximately NIS 90 million) is contingent consideration recorded at fair value subject to IMI achieving agreed performance goals, which may become payable on the occurrence of certain future events.As of December 31, 2021, the contingent consideration was approximately $30,800.

During 2021 the Company paid the first deferred payment on acquisition in the amount of approximately $60,560. During 2022 the Company paid the last deferred payment in the amount of approximately $50,749 .

Further to the acquisition agreement, the Company was entitled to premises evacuation compensation in the amount of approximately $365,000 (approximately NIS 1,365 million), upon the relocation of certain of IMI's facilities. During 2019, the Company sold the premises evacuation receivable for the amount of approximately $345,000 to an Israeli bank and accounted for the transaction as a true sale under ASC 860. The Company is still entitled to receive building inputs index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value and as of December 31, 2022 amounted to approximately $57,450 (See Note 8).

During 2022, the Company sold IMI's holdings in 84.98%-owned subsidiary, Ashot Ashkelon Industries Ltd. (TASE: ASHO), for approximately $81,487. As a result the Company recognized a gain of approximately $7,053.

7.    During 2018, an Israeli subsidiary operating in the field of commercial cybersecurity was deconsolidated following an investment by a third party, which holds certain substantial participation rights, resulting in loss of control over the subsidiary. As a result, the Company recognized in other operating income a net gain related to the revaluation of the shares held by the Company of approximately $42,000. In addition, in the second quarter of 2018, a third party invested in a newly established Israeli subsidiary acting in the area of surgeon-centered visualization technologies, resulting in loss of control of the subsidiary because the third party investor holds certain substantial participation rights. As a result, the Company recognized in other operating income a net gain of approximately $3,500 related to revaluation of the shares held by the Company.

During 2020, due to sale of holdings and third party investment, the Company received proceeds of approximately $48,000. In addition, the Company recognized in other income a net gain of approximately $16,727. As part of the sale transaction the Company acquired business operations from an affiliated company. During 2021, as part of revaluation of the investment accounted for under the fair value method, the Company recognized gain of approximately $11,100 in other income. During 2022 as part of revaluation of the investment, the Company recognized a loss of approximately $6,900 in other income.(see Note 6C(1) and Note 26).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 -    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

A.    USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of business combinations, impairment of long-lived assets and goodwill, useful lives of long-lived assets, income taxes, stock-based compensation expenses, post-employment benefits liabilities (including the actuarial assumptions), as well as in estimates used in applying the Company's revenue recognition policies. Actual results may differ from estimated results.

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

The following table displays the changes in accumulated other comprehensive income (loss), net of taxes, in the amount of $26,299, $113,365 and $(66,259), for the years ended December 31, 2022, 2021 and 2020, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) with respect to pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of January 1, 2020	$6,807	$(106,305)	$(45,465)	$(144,963)
Other comprehensive income (loss) before reclassifications	11,798	(57,359)	2,014	(43,547)
Amount reclassified from accumulated other comprehensive income (loss)	(39,280)	16,568	—	(22,712)
Net current-period other comprehensive income (loss)	(27,482)	(40,791)	2,014	(66,259)
Balance as of January 1, 2021	$(20,675)	$(147,096)	$(43,451)	$(211,222)
Other comprehensive income (loss) before reclassifications	100,900	47,229	(5,795)	111,519
Amount reclassified from accumulated other comprehensive income (loss)	(29,655)	686	—	1,846
Net current-period other comprehensive income (loss)	71,245	47,915	(5,795)	113,365
Balance as of January 1, 2022	$50,570	$(99,181)	$(49,246)	$(97,857)
Other comprehensive income (loss) before reclassifications	(138,485)	127,673	(15,743)	(26,555)
Amount reclassified from accumulated other comprehensive income (loss)	51,481	2,656	(1,283)	52,854
Net current-period other comprehensive income (loss)	(87,004)	130,329	(17,026)	26,299
Balance as of December 31, 2022	$(36,434)	$31,148	$(66,272)	$(71,558)

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

•Work in progress:

•Costs incurred on certain long-term contracts in progress, but for which control has not transferred to the customer, include direct labor, material, subcontractors, other direct costs and an allocation of overheads, which represent recoverable costs incurred for production, allocable operating overhead cost and, where appropriate, research and development costs (See Note 2(U)).

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

For certain investments, the Company elected to measure the investments at fair value. Such elections are irrevocable. Under the fair value method, investments are recorded at fair value and any changes in fair value are reported in the consolidated statements of operations. All costs (other than purchase price) directly associated with the acquisition of an investment to be accounted for using the fair value method are expensed as incurred.

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g, budgets, business plans, financial statements, etc.). During 2022 and 2021 no impairment was recorded. During 2020 the Company recorded impairment of approximately $4,400 for one of its affiliated companies.

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

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2%-20%
Instruments, machinery and equipment	8%-32%
Office furniture and other	7%-12%
Motor vehicles and airplanes	12%-17%	(Mainly 15%)

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

The Company is advancing in the process of developing and implementing a new Enterprise Resource Planning (“ERP”) system. Certain costs incurred during the application development stage have been capitalized in accordance with authoritative accounting guidance related to accounting for the cost of computer software developed or obtained for internal use. The capitalized costs for this ERP system were approximately $29,524 and $22,770, for the years ended December 31, 2022 and 2021, respectively. These costs are amortized over the system's estimated useful life, over a period not to exceed 12 years in the aggregate, as the ERP system is placed in service.

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

Recoverability of assets (or assets group) to be held and used is determined by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount is higher, an asset is deemed to be impaired and the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the years ended December 31, 2022 and 2021, no impairment was recognized. For the year ended December 31, 2020, the Company recognized an impairment of approximately $3,500 as part of COVID-19 write-offs (see Note 1C). As required by ASC 820, “Fair Value Measurements”, the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

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

The impairment test compares carrying values of the reporting units to its estimated fair values. If the carrying value exceeds the fair value, then the Company recognizes an impairment of goodwill for the amount of this excess. For each of the three years in the period ended December 31, 2022, no impairment was identified.

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

Severance pay expenses for the years ended December 31, 2022, 2021 and 2020, amounted to approximately $71,627, $72,309 and $66,841, respectively.

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

Revenues from our contracts are recognized using the five-step model in ASC 606, "Revenue from Contracts with Customers". At first, the Company determines if an agreement with a customer is considered a contract to the extent it has a commercial substance, it is approved in writing by both parties, all rights and obligations including payment terms are identifiable, the agreement between the parties creates enforceable rights and obligations, and collectability in exchange for goods and services that will be transferred to the customer is considered probable. The Company then assesses the transaction price for a contract in order to determine the consideration the Company expects to receive for satisfying the performance obligations called for in the contract. At contract inception, the Company also assesses the timing of transfer of goods and services to the customer as compared to the timing of payments, to determine whether a significant financing component exists. In certain limited instances, we may provide our customers with long-term financing arrangements which are assessed if they meet the criteria to become a significant financing component. To the extent such long-term financing creates a significant financing component, it is reflected as a reduction to the transaction price with a corresponding interest income pro-rata over the credit period. A payment received from customers in advance of the satisfaction of the corresponding performance obligation for a period extending 12 months or more that is deemed significant may also be considered to be a significant financing component. To the extent such an advance payment create a significant financing component, it is reflected as an addition to the transaction price, with a corresponding interest expense pro-rated over the credit period. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of control is less than one year. To the extent the transaction price includes variable consideration (e.g., contract penalties, economic price adjustments, unpriced change orders or like measures), the Company usually estimates the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances.

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

Service revenues include contracts primarily for the provision of supplies and services other than those associated with design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which is distinct from a contract or performance obligation for the design, development or delivery of products. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, maintenance contracts, training and similar activities. Revenues from service contracts or performance obligations were less than 10% of total revenues in each of the years ended December 31, 2022, 2021 and 2020.

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

The aggregate cumulative catch-up adjustment in EAC estimates on significant contracts had the following favorable/ (unfavorable) impact on the Company's operating results:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Cost of revenues, net	$(38,000)	$(8,300)	$(45,700)
Percentage of cost of revenues(*)	(0.92)%	(0.21)%	(1.33)%
Net income	$(32,700)	$(7,200)	$(39,400)
Diluted earning per share	$(0.73)	$(0.16)	$(0.89)

(*)     Percentage of cost of revenues during 2020 excludes impairment of assets related to the COVID-19 impact (see Note 1C).

In addition, the net impact of these EAC adjustments on revenue recognized from the Company's performance obligations was approximately $(32,800), $(19,600) and $(19,400) for the years ended December 31, 2022, 2021 and 2020, respectively.

Disaggregation of revenue:

Revenue by products and services was as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue from sale of products	$5,105,921	$4,845,020	$4,312,010
Service revenue	405,628	433,501	350,562
	$5,511,549	$5,278,521	$4,662,572

Revenue by transfer type was as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Over time	$3,478,768	$3,418,605	$3,243,785
Point in time	2,032,781	1,859,916	1,418,787
	$5,511,549	$5,278,521	$4,662,572

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.    REVENUE RECOGNITION (Cont.)

Revenue by customers was as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Israel Government Authorities (1,2)	$998,123	$1,114,048
US Government (2)	1,041,843	1,115,914
Other Governments	2,933,560	2,540,795
Commercial sales and other	538,023	507,764
	$5,511,549	$5,278,521
(1) Including U.S. Foreign Military Financing sales
(2) Including indirect sales

See Note 23 for disaggregation of revenues by segments and geographic areas.

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
The Company's backlog as of December 31, 2022 was $15.1 billion. The Company expects to recognize approximately 60% as revenues in 2023 and 2024, with the remainder to be recognized thereafter.

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

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the balance sheet, are as follows:

	2022	2021
Balance, at January 1	$198,938	$224,355
Warranties issued during the year	20,250	39,993
Reduction due to expired warranties or claims during the year	(122,022)	(112,634)
Additions resulting from acquisitions	468	47,224
Reduction due to deconsolidation of a subsidiary	(4,484)	—
Balance, at December 31	$93,150	$198,938

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.    RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred unless the costs are related to certain contractual arrangements, which are recorded as part of cost of revenues over the period that revenue is recognized, consistent with the Company’s revenue recognition accounting policy. The Company does not perform significant standalone research and development for others.

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

The Company entered into foreign exchange forward contracts and cross currency interest rate swaps (together “derivative instruments”) intended to protect against the increase in the dollar equivalent value of forecasted non-dollar currency cash flows and interest as applicable. These derivative instruments are designed to effectively hedge the Company’s non-dollar currency and interest rates exposures (see Note 2X).

X.    DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for derivatives and hedging based on ASC 815, “Derivatives and Hedging”, which requires the Company to recognize all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair values of hedge components excluded from the assessment of effectiveness are recognized in net earnings on a straight-line basis, which the Company has determined is a systematic and rational method. The classifications of gains or losses recognized on cash flow hedging instruments and excluded components within the Consolidated Statements of Income are the same as the underlying exposures.

During 2022, the Company updated its accounting policy related to the change in the fair value of the excluded component , from mark-to-market approach to the amortization approach and the amounts are recognized in other comprehensive income ("OCI") each period.

The Company believes that the updated approach is more appropriate. The Company analyzed the impact of the accounting policy change on its financial statements, including prior periods and concluded that the impact was immaterial.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Fair value measurement at December 31, 2022 using:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives	$—	$83,759	$—
Premises evacuation building input index receivable	—	—	57,447
Investments elected to be accounted for using the fair value method	—	—	54,469
Liabilities
Contingent purchase obligation	—	—	(49,591)
Foreign currency derivatives	—	(136,043)	—
Cross-currency interest rate swap		(26,018)	—
Total	$—	$(78,302)	$62,325

Fair value measurement at December 31, 2021 using:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives	$—	$87,878	$—
Cross-currency interest rate swap	—	27,286	—
Premises evacuation building input index receivable	—	—	51,791
Investments elected to be accounted for using the fair value method	—	—	61,244
Liabilities
Contingent purchase obligation	—	—	(85,579)
Foreign currency derivatives	—	(40,815)	—
Total	$—	$74,349	$27,456

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    TRANSFERS OF FINANCIAL ASSETS

ASC 860, “Transfers and Servicing”, establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for transfers of financial assets to qualify for accounting as a true sale. Transfers of financial assets typically consist of the factoring of receivables to Israeli and European financial institutions. The Company sold rights to receive payments from customers in a total amount of $60,848 and $32,372 during the years 2022 and 2021, respectively. Financial expenses related to the sold rights were $2,218, $3,617 and $3,500 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was not material in each of the three years ended December 31, 2022.

AC.    SEGMENT REPORTING

The Company reports segment information based on a management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments (See Note 23).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AD.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

The Company adopted ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, on January 1, 2022. This ASU requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model. The adoption of this standard did not have a material impact on the consolidated financial statements.

AE.    RECENT ACCOUNTING PRONOUNCEMENTS

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted, and should be adopted prospectively to business combinations occurring on or after the effective date of the amendments. The Company adopted this standard in the first quarter of 2023, and the adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which requires a buyer in a supplier finance program to disclose qualitative and quantitative information about its supplier finance programs. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll-forward information for the relevant obligations, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The ASU should be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on roll-forward information, which should be applied prospectively. The Company adopted this standard, except for the amendment on roll-forward information for the relevant obligations, on January 1, 2023, and the adoption of this standard did not have a significant impact on the Company’s consolidated financial statements. The Company will adopt the amendment on roll-forward information for the relevant obligations on January 1, 2024 and does not expect the adoption to have a material impact on the Company’s consolidated financial statements.

AF.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 3 - TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS, NET

The following table presents the components of trade receivables and contract assets, net as of December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
Trade and unbilled receivables (1)	$983,291	$1,168,258
Contract assets (2)	1,599,055	1,610,510
Less – allowance for credit loss (3)	(7,741)	(8,644)
	$2,574,605	$2,770,124

(1)    Trade and unbilled receivables balances represents amounts for which the Company's right for consideration is unconditional. The balance also includes receivables from affiliated companies in the amounts of $82,271 and $55,019, as of December 31, 2022 and 2021, respectively. Trade receivables and contract assets are expected to be billed and collected during 2023.

(2)    Contract assets (unbilled receivables) include unbilled amounts typically resulting from sales under contracts for which over-time method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer.

Short and long-term trade receivables and contract assets include amounts related to contracts with the Israeli Ministry of Defense ("IMOD") in the aggregate amounts of $821,547 and $916,537, as of December 31, 2022 and 2021, respectively.

(3)    Allowance for credit losses reflects its current estimate of credit losses expected to be incurred over the life of the trade receivables based on historical experience, current conditions and reasonable and supportable forecasts. The changes in the allowance for credit losses were as follows:

	2022	2021
Balance as of January 1,	$10,307	$16,192
Current period provision for expected credit loss	301	65
Write-off charges against the allowance for expected credit losses	(1,446)	(5,950)
Balance as of December 31,	$9,162	$10,307

As for long-term trade and unbilled receivables. (see Note 7).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

The following table presents the components of other receivables and prepaid expenses as of December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
Cost to obtain	$26,742	$29,998
Prepaid IT support services	9,554	8,984
Prepaid Insurance	5,589	4,489
Other prepaid expenses	90,240	50,348
Government institutions	87,203	100,141
Derivative instruments	47,187	55,048
Right to use land and buildings	2,328	6,225
Other	29,855	23,995
Total	$298,698	$279,228

Note 5 -    INVENTORIES

The following table presents the components of inventories, net of customer advances as of December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
Cost incurred on long-term contracts in progress(*)	$821,398	$769,174
Raw materials	939,331	735,428
Advances to suppliers and subcontractors	202,497	179,456
	1,963,226	1,684,058
Less: Provision for losses on long-term contracts	(16,900)	(13,584)
	$1,946,326	$1,670,474

(*)     Costs incurred to fulfill a contract in advance of the contract being awarded are included in inventories as work-in-process if the Company determines that those costs relate directly to a contract or to an anticipated contract that can be specifically identified and contract award is probable, the costs generate or enhance resources that will be used in satisfying performance obligations, and the costs are recoverable (referred to as pre-contract costs). Pre-contract costs that are initially capitalized in inventory are generally recognized as cost of revenues consistent with the transfer of control of the products and services to the customer. All other pre-contract costs, including start-up costs, are expensed as incurred. As of December 31, 2022 and 2021 pre-contract costs were included in inventory in the amount of, $186,738 and $183,628, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES

A.    INVESTMENTS IN AFFILIATED COMPANIES:

	December 31, 2022	December 31, 2021
Companies accounted for under the equity method (1)	$105,135	$121,309
Companies accounted for under the fair value method and other investments(2)	54,469	61,244
	$159,604	$182,553

(1)    See Note 6B.
(2)    See Note 6C.

B.    INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

	December 31, 2022	December 31, 2021
Company A (1)	$77,632	$74,137
Company B (2)	—	18,554
Company C (3)	18,140	17,645
Company D (4)	558	2,645
Other	8,805	8,328
	$105,135	$121,309

(1)Company A is an Israeli company, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Company A is engaged in the development and production of various thermal detectors and laser diodes. Company A is jointly controlled and therefore is not consolidated in the Company’s financial statements. During 2022 and 2021, the Company received dividends in the amount of approximately $6,127 and $19,946, respectively, from Company A.

(2)Company B is an Israeli company that was held 50% by the Company and 50% by Rafael. Company B focuses mainly on commercial applications of thermal imaging and electro-optic technologies. In the second quarter of 2022 the Company acquired Rafael's holdings in Company B for an amount of approximately $8,000 (see Note 1D). The Company includes Company B results in its consolidated reports commencing the acquisition date. During 2022, prior to the acquisition, the Company received dividends in the amount of approximately $7,200 from Company B.

(3)Company C is a U.K. joint venture held 50% by a wholly-owned U.K. subsidiary of the Company and 50% by Kellogg Brown & Root Limited. Company C is engaged in the area of flight training systems. During 2022 and 2021, the Company received dividends in the amount of approximately $4,100 and $4,500, respectively, from Company C.

(4)Company D is a European company held 33% by the Company. Company D is engaged in the area of composite aerostructure parts manufacturing for commercial aircraft.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

B.    INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.):

Equity in net earnings of affiliated companies and partnerships is as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Company A	$9,622	$10,933	$10,610
Company B	(3,176)	(1,195)	435
Company C	2,230	3,063	4,765
Company D	(2,087)	(1,546)	(837)
Company E (*)	—	10,899	1,549
Other	453	445	(3,918)
	$7,042	$22,599	$12,604
(*) Includes a gain of approximately $10,300 in 2021, from the sale of Company E. (See Note 26).

The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31, 2022	December 31, 2021
Current assets	$422,370	$469,816
Non-current assets	135,218	157,108
Total assets	$557,588	$626,924

Current liabilities	$138,113	$137,793
Non-current liabilities	346,777	260,830
Shareholders' equity	72,698	228,300
Total liabilities and equity	$557,588	$626,924

Income Statement Information:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenues	$294,120	$317,763	$327,971
Gross profit	$111,023	$129,374	$118,888
Net income	$24,416	$15,715	$24,377

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIPS AND OTHER COMPANIES (Cont.)

C.    INVESTMENTS ACCOUNTED FOR UNDER THE FAIR VALUE METHOD AND OTHER INVESTMENTS:
Investments accounted for under the fair value method are evaluated by applying relevant methods as the market approach with the use of an option pricing method or the earning approach using discounted future cash flows, as follows:

	December 31, 2022	December 31, 2021
Company F (1)	$17,155	$24,057
Company G (2)	17,165	12,532
Company H (3)	2,472	4,978
Company I (4)	13,677	13,677
Company J (5)	4,000	6,000
	$54,469	$61,244

(1)    Company F engages in the field of commercial cybersecurity. During 2020, the Company sold a part of its holdings in Company F. During 2021, the Company re-evaluated its holdings in Company F and increased its value in the amount of approximately $11,100. During 2022 the Company re-evaluated its investment in Company F and decreased its value in the amount of approximately $6,900 (see Note 26).

(2)    Company G engages in developing surgeon-centered visualization technologies. During 2019, the Company re-evaluated its investment in Company G and increased its value in the amount of approximately $3,700.
During 2021, following a third party investments, the Company re-evaluated the fair value of its holdings in Company G and recognized in other income a gain of approximately $4,800. During 2022, the Company invested in Company G $1,400 and following third parties investments, the Company re-evaluated the fair value of its holdings in Company G and recognized in other income a gain of approximately $3,200 (See Note 26).

(3)    Company H is an Israeli company held 35% by the Company. During 2019, due to external investment in Company H, the Company recorded a gain of approximately $4,600 in its fair value. During 2021, the Company estimated the fair value of its holdings in Company H and recorded a gain of approximately $400 in its fair value. During 2022 the Company re-evaluated its investment in Company H and decreased its value in the amount of approximately $2,500 (see Note 26).

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

(5) Company J is an Israeli company of which the Company owns 25% of the outstanding share capital, which is engaged in the field of tactical ground robotic systems. During 2021, the Company invested in Company J $1,000. During the first quarter of 2022 the Company invested $2,000 in Company J. During the last quarter of 2022 the Company re-evaluated its investment in Company J and decreased its value in the amount of approximately $4,000.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 7 - LONG-TERM TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS

The following table presents the components of long-term trade and unbilled receivables and contract assets as of December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
Trade and unbilled receivables	$130,901	$123,107
Contract assets	244,574	194,630
Less - allowance for credit loss	(1,421)	(1,663)
Total	$374,054	$316,074

The majority of the long-term contract assets are expected to be billed and collected during the years 2024-2030. Long-term trade receivables and contract assets are mainly related to contracts with the IMOD.

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

The following table presents the components of long-term bank deposits and other receivables as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Premises evacuation building input index receivable(1)	$57,447	$51,791
Derivative financial instruments(2)	36,572	32,830
Cross-currency interest rate swap(3)	—	27,286
Prepaid expenses for land rights	2,328	4,742
Long term balances of Non-qualified deferred compensation plan (4)	9,183	11,332
Deposits with banks and other long-term receivables	6,995	5,524
	$112,525	$133,505

(1)    During 2019, the Company sold the premises evacuation receivable to an Israeli bank and is still entitled to receive building inputs index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value (see Note 1D(6)).
(2)    Derivative financial instruments related to long term projects.
(3)    During 2021, the Company issued Series B, C and D Notes and entered into a cross-currency interest rate swap transaction in order to effectively hedge the effect of interest and exchange rate differences related to Series B Notes that were issued in NIS.
(4)    Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code in the amount of $9,183 and $11,332 as of December 31, 2022 and 2021, respectively (see Note 17).

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

A.    Supplemental Consolidated Statement of Financial Position information related to leases was as follows:

	December 31, 2022	December 31, 2021

Operating lease right of use assets	$405,446	$416,383

Current portion of operating lease liabilities	69,322	76,778
Non-current portion of operating lease liabilities	344,585	386,644
Total operating lease liabilities	$413,907	$463,422

Weighted average remaining lease term (years)	4.70	4.92
Weighted average discount rate	3.71%	2.91%

B.    For the years ended December 31, 2022, 2021 and 2020, cash payments against operating lease liabilities totaled approximately $90,848, $87,604 and $80,846, respectively, and non-cash transactions to recognize operating assets and liabilities for new leases totaled approximately $79,357, $58,103 and $127,060, respectively.

Maturities of operating lease liabilities for the next five years are as follows:

December 31, 2022
2023	$81,344
2024	60,853
2025	49,060
2026	41,873
2027	36,953
2028 and thereafter	$237,681
Total lease payments	$507,764
Less imputed interest	93,857
Total	$413,907

C.    Lease expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $90,134, $84,216 and $79,419, respectively.

D.    A new lease agreement was signed during 2022, but the commencement date had not initiated as of December 31, 2022 in Israel.

E.    During 2022, the Company recognized a gain of approximately $18,950 related to sale and lease back of buildings by the Company's subsidiaries in Israel.

F.    During 2020, the Company recognized a net gain of approximately $31,400 related to sale and lease back of buildings by one of the Company's subsidiaries in the U.S. This gain was recorded under "Other operating income, net".

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 10 - PROPERTY, PLANT AND EQUIPMENT, NET

The following table presents the components of property, plant and equipment, net as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Cost (1):
Land, buildings and leasehold improvements (2)	$841,988	$848,926
Instruments, machinery and equipment (3)	1,352,749	1,409,998
Office furniture and other	84,361	91,736
Motor vehicles and airplanes	51,287	53,248
Total cost	2,330,385	2,403,908
Accumulated depreciation	(1,381,178)	(1,501,224)
Depreciated cost	$949,207	$902,684

Depreciation expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $112,063, $106,068 and $104,980, respectively.

(1)     Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $39,121 and $11,924 as of December 31, 2022 and 2021, respectively.

(2)    Set forth below is additional information regarding the real estate owned or leased by the Company (square feet):

	Israel(A)	U.S.(B)	Other Countries(C)
Owned	2,065,447	759,445	1,039,287
Leased	6,976,085	1,114,414	632,736

a.Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.
b.Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, Florida, Alabama and Virginia. The facilities in New Hampshire, Florida and Alabama are located on owned land totaling approximately 109 acres. In 2022 Elbit Systems of America acquired a subsidiary (under Sparton), which leases three facilities in VA and in NC, of 38,540 square feet. Universal Avionics Systems Corporation's facilities are located in Arizona, Washington and Georgia, of which 166,000 square feet are owned and 83,000 square feet are leased.
c.Includes offices, design and engineering facilities and manufacturing facilities, mainly in Europe, Latin America and Asia-Pacific.

(3)     Includes equipment produced by the Company for its own use in the aggregate amount of $119,892 and $119,855 as of December 31, 2022 and 2021, respectively, and capitalized costs related to the new ERP system (see Note 2M).

As for liens on assets – see Notes 21G and 21H.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 11 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	December 31, 2022	December 31, 2021
Original cost:
Technology	$402,592	$417,636
Customer relations	392,584	401,899
Trademarks and other	224,110	216,945
	1,019,286	1,036,480
Accumulated amortization:
Technology	246,126	253,801
Customer relations	147,104	135,816
Trademarks and other	193,323	177,740
	586,553	567,357
Amortized cost	$432,733	$469,123

B.    EXPENSES

Amortization expenses amounted to $49,227, $47,023 and $39,440 for the years ended December 31, 2022, 2021 and 2020, respectively.

C.    AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2023		$44,026
2024		35,093
2025		33,999
2026		33,993
2027	and thereafter	285,622
		$432,733

D.    CHANGES IN GOODWILL

Changes in goodwill during 2022 were as follows:

	Aerospace	C4I and Cyber	ISTAR and EW	Land	ESA	2022
Balance, at January 1	$62,298	$316,656	$110,620	$652,448	$408,530	$1,550,552
Additions (1)	—	—	21,217	—	2,386	23,603
PPA adjustment (2)	—	—	—	—	(10,260)	(10,260)
Reduction related to deconsolidation of a subsidiary	—	—	—	(1,888)	—	(1,888)
Net translation differences (3)	(365)	(1)	(1,458)	(57,689)	—	(59,513)
Balance, at December 31	$61,933	$316,655	$130,379	$592,871	$400,656	$1,502,494

(1)Additions related to acquisitions. See Notes 1D(1) and 1D(2).
(2)Adjustment related to PPA of a subsidiary acquired in 2021. See Note 1D(4).
(3)Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 12 - SHORT-TERM BANK CREDIT AND LOANS

	Interest %	December 31, 2022	December 31, 2021
Loans	SOFR + 1.0% - 1.3%	$21,772	$27,676
Bank credit	SOFR + 1.0% - 1.3%	93,304	—
		$115,076	$27,676

As of December 31, 2022 the SOFR rate of short-term loans was 4.30%.

Note 13 - OTHER PAYABLES AND ACCRUED EXPENSES

	December 31, 2022	December 31, 2021
Payroll and related expenses	$336,211	$319,418
Provision for vacation pay (1)	80,529	103,258
Provision for income tax, net of advances	30,210	94,799
Other income tax liabilities	32,048	10,858
Value added tax (“VAT”) payable	19,212	25,812
Provision for royalties	62,152	42,194
Provision for warranty and cost	95,708	201,282
Derivative instruments	107,581	16,270
Contingent purchase obligations	3,126	3,537
Provision for losses on long-term contracts	64,062	75,925
Provision for vendors on accrued expenses	95,058	84,406
IMI acquisition payment (2)	—	54,272
Other (3)	245,460	282,290
	$1,171,357	$1,314,321

(1)Long-term provision for vacation pay - see Note 20.
(2)See Note 1D(6).
(3)Includes provisions for estimated future costs in respect of (1) unbilled services of certain third parties, (2) probable loss from claims (legal or asserted) in the ordinary course of business and (3) damages caused by the items sold and claims as to the specific products ordered.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 14 - CONTRACT LIABILITIES (CUSTOMER ADVANCES)

	December 31, 2022	December 31, 2021
Contract liabilities	$1,994,236	$1,796,939
Less: Contract liabilities presented under long-term liabilities	217,075	293,984
	$1,777,161	$1,502,955

During the year ended December 31, 2022, the Company recognized approximately $835,780 of its contract liabilities.

As for guarantees and liens, see Notes 21D, 21G and 21H.

Note 15 - LONG-TERM LOANS, NET OF CURRENT MATURITIES

	Currency	Interest %	Years of maturity	December 31, 2022	December 31, 2021
Long-term loans	USD	L + 1.35% - 1.75%	2023-2026	$213,559	$330,009
	EURO	2.02% - 2.40%	2023-2028	60,190	28,012
	Other			1,954	5,015
				275,703	363,036
Less: current maturities				11,162	6,412
				$264,541	$356,624

For covenants see Note 21E.

As of December 31, 2022, the LIBOR quarterly interest rate for long-term loans denominated in U.S. dollars was 4.78%.

The maturities of these loans for periods after December 31, 2022, are as follows:

2023 - current maturities	11,162
2024	3,692
2025	46,238
2026 and thereafter	214,611
$275,703

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 16 - SERIES B, C AND D NOTES, NET OF CURRENT MATURITIES

	December 31, 2022	December 31, 2021
Series B, C and D Notes	$483,185	$604,303
Less – Current maturities	(65,393)	(72,269)
Premium (discount) on Series B, C and D Notes, net	(2,255)	(3,710)
	$415,537	$528,324

In July 2021, the Company issued Series B, C and D Notes in the aggregate principal amount of NIS 1.9 billion (approximately $579,000) as follow:

Series B Notes in the amount of NIS 1.5 billion (approximately $457,000) that are paid in eight equal annual installments on June 30 of each of the years 2022 through 2029 (inclusive). The Series B Notes bear a fixed interest rate of 1.08% per annum and will not be adjusted to any currency or index changes.

Series C Notes in the amount of NIS 200 million (approximately $61,000) that are paid in eight equal annual installments on June 30 of each of the years 2022 through 2029 (inclusive). The Series C Notes bear a fixed U.S. dollar interest rate of 2.12% per annum and will be adjusted to the changes of the NIS versus U.S. dollar currency exchange rate.

Series D Notes in the amount of NIS 200 million (approximately $61,000) that are paid in fourteen annual installments as follows: thirteen equal annual installments in an amount equal to 7.14% of the nominal value of the principal on June 30 of each of the years 2022 through 2034 (inclusive) and the final annual installment in an amount equal to 7.18% of the nominal value of the principal on June 30, 2035. They bear a fixed interest rate of 2.67% per annum and will be adjusted to changes in the NIS versus U.S. dollar currency exchange rate.

During the year ended December 31, 2022, the Company recorded $11,683, as interest expenses and $773 as amortization of debt issuance costs and premium, net, on the Series B, C and D Notes.

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

During 2022, the Company paid the first installment of Notes B, C and D in the amount of approximately $65,379.

Future principle payments for Series B, C and D Notes, including the effect of cross-currency interest rate swap transactions, are as follows:

Future principal payments for Series B, C and D Notes:
2023 Current maturities	$69,917
2024	69,917
2025	69,917
2026	69,917
2027 and thereafter	235,890
$515,558

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, IMI and its subsidiaries in Israel, a German subsidiary (the “German Subsidiary”) and a Belgian subsidiary (the “Belgian Subsidiary”) sponsor benefit plans for their employees in the U.S., Israel, Germany and Belgium, respectively, as follows:

1.    Defined Benefit Retirement Plan based on Employer’s Contributions

a)    ESA has five defined benefit pension plans (the “Plans”) which cover the employees of ESA’s three largest subsidiaries. In April 2021, following the acquisition of Sparton, ESA accepted the transfer of sponsorship of the Pension Plan for Employees in Sparton Bargaining Unit which covers represented employees of Sparton. Monthly benefits are based on years of service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stocks, bonds and cash by a financial institution, as the investment manager of the Plans’ assets. The service cost component of net periodic pension and other post-retirement benefit plan expense is recorded in operating profit and is allocated between the cost of sales and general and administrative expenses, depending on the responsibilities of the employees. The non-service cost components of net periodic pension and other post-retirement benefit plan expense (i.e., interest cost, expected return on plan assets and net actuarial gains or losses) are included in the line item Other (income) expense, net in the income statement. The measurement date for ESA subsidiaries' benefit obligation is December 31.

Participation in ESA’s qualified defined benefit plans was frozen as of December 31, 2020, for all employees.

b)    IMI and its subsidiaries have several post-employment benefit arrangements, which are based on collective agreements concluded with certain groups of employees before the privatization of IMI. According to these agreements, some groups of employees possess special retirement conditions and preferable rights for post-employment benefits that apply to employees who will terminate their employment in the event of relocation of plants as part of the post privatization restructuring of IMI and subsidiaries. The arrangements are determined according to the various existing formats of employment, seniority and other factors. The liabilities recognized in respect of these arrangements are calculated on an actuarial basis.

c)    The German Subsidiary, which is wholly-owned by the Company, has mainly one defined benefit pension plan (the “P3-plan”) which covers all employees. The P3-plan provides for yearly cash balance credits equal to a percentage of a participant’s compensation, which accumulates together with the respective interest credits on the employee’s cash balance accounts. In case of an insured event (retirement, death or disability) the benefits can be paid as a lump sum, in installments or as a life-long annuity. The P3-plan is an unfunded plan.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Changes in benefit obligation:
Benefit obligation at beginning of year	$918,209	$925,743
Benefit obligation related to acquired companies and deconsolidation of a subsidiary	(23,851)	3,238
Service cost	7,598	14,926
Interest cost	16,800	15,741
Exchange rate differences	(47,181)	14,622
Actuarial gain	(191,292)	(20,875)
Benefits paid	(34,260)	(35,186)
Benefit obligation at end of year	$646,023	$918,209
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	$348,804	$319,162
Benefit assets related to acquired companies	—	4,003
Actual return on Plans’ assets (net of expenses)	(55,441)	39,355
Employer contribution	1,057	248
Benefits paid	(14,195)	(13,964)
Fair value of Plans’ assets at end of year	$280,225	$348,804
Accrued benefit cost, end of year:
Funded (unfunded) status	$(365,798)	$(569,405)
Unrecognized net actuarial loss	(20,910)	116,784
	$(386,708)	$(452,621)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	$(39,478)	$(83,283)
Accrued benefit liability, non-current	(326,320)	(486,122)
Accumulated other comprehensive income, pre-tax	(20,910)	116,784
	$(386,708)	$(452,621)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Components of the Plans’ net periodic pension cost:
Service cost	$7,598	$14,926	$13,035
Interest cost	16,800	15,741	16,626
Expected return on Plans’ assets	(22,678)	(20,892)	(20,302)
Amortization of prior service cost	—	(3)	218
Amortization of net actuarial loss	18,596	16,158	17,742
Total net periodic benefit cost	$20,316	$25,930	$27,319
Additional information
Accumulated benefit obligation	$643,617	$912,944	$865,273

	December 31, 2022	December 31, 2021
Weighted average assumptions:
Discount rate as of December 31	5.2%	1.8%
Expected long-term rate of return on Plans’ assets	6.8%	6.8%
Rate of compensation increase	1.8%	1.6%

Asset allocation by category as of December 31:

	2022	2021
Asset Category:
Equity Securities	65.4%	67.5%
Debt Securities	32.7%	32.1%
Other	1.9%	0.4%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the Plans' obligations and the expected timing of benefit payments. The target asset allocation for the Plans' years presented is as follows:

	2022	2021
Asset Category:
Equity Securities	67.0%	65.0%
Debt Securities	33.0%	35.0%
Total	100.0%	100.0%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The fair value of the asset values by category at December 31, 2022, was as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category
Cash	$3,741	$3,741	$—	$—
Cash Equivalents:
Money Market Funds (a)	1,414	1,414	—	—
Fixed Income Securities:
Mutual Funds (b)	91,732	91,732	—	—
Equity Securities:
International Companies (c)	6,385	6,385	—	—
Mutual Funds (d)	176,953	176,953	—	—
Total	$280,225	$280,225	$—	$—

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

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2022 Plan year have been satisfied as of December 31, 2022. Benefit payments over the next five years are expected to be $16,215 in 2023, $17,014 in 2024, $17,841 in 2025, $18,782 in 2026 and $19,466 in 2027.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan

ESA offers retiree medical benefits to a limited number of retirees. The measurement date for ESA's benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Change in Benefit Obligation:
Benefit obligation at beginning of period	$1,597	$1,572
Service cost	149	156
Interest cost	38	30
Actuarial (gain) loss	(880)	(124)
Employee contribution	11	12
Benefits paid	(48)	(49)
Benefit obligation at end of period	$867	$1,597
Change in Plan Assets:
Employer contribution	$37	$37
Employee contribution	11	12
Benefits paid	(48)	(49)
Fair value of Plan assets at end of period	$—	$—

	Year Ended December 31, 2022	Year Ended December 31, 2021
Accrued benefit cost, end of period:
Funded (unfunded) status	$(867)	$(1,597)
Unrecognized net actuarial (gain) loss	(2,073)	(1,301)
Accrued benefit cost, end of period	$(2,940)	$(2,898)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(137)	$(137)
Accrued benefit liability, non-current	(730)	(1,459)
Accumulated other comprehensive gain, pretax	(2,073)	(1,302)
Net amount recognized	$(2,940)	$(2,898)

Components of net periodic pension cost (for period):	Year Ended December 31, 2022	Year Ended December 31, 2021
Service cost	$149	$156
Interest cost	38	30
Amortization of net actuarial gain	(111)	(110)
Total net periodic benefit cost	$76	$76

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan (Cont.)

Assumptions as of end of period:	Year Ended December 31, 2022	Year Ended December 31, 2021
Discount rate	5.10%	2.48%
Health care cost trend rate assumed for next year	6.50%	6.00%
Ultimate health care cost trend rate	4.10%	3.94%

The effect of a 1% change in the health care cost trend rate at December 31, 2022 was as follows:

	1% increase	1% decrease
Net periodic benefit cost	$24	$20
Benefit obligation	$66	$59

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $16,329, $15,951 and $13,279 for the years ended December 31, 2022, 2021 and 2020, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

4.    Non-Qualified Defined Contribution Plan

ESA has two benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 50 cents on the dollar up to 10% of the employees’ total salary and incentive-based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $3,067, $2,762 and $1,303 for the years ended December 31, 2022, 2021 and 2020, respectively, and the total ESA contribution to the plan was $644 for 2022. The cash surrender value of these life insurance policies at December 31, 2022 was $5,691. The total liability related to the 409(A) plan was $19,180 at December 31, 2022.

The second plan implemented is a non-qualified, defined benefit plan for certain executives of ESA. The plan provides the executives with a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. The policies are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies had a cash surrender of $3,492 at December 31, 2022. Related liability for the pension payments was $7,850 at December 31, 2022. As of December 31, 2022, all executives had partially vested balances in the plan.

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

As of December 31, 2022, the Company’s management believes that the Company and its Israeli subsidiaries met all conditions of the Law and letters of approval.

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

The partial corporate income tax relief was available to companies that elected to implement the temporary reduced tax relief by November 15, 2022 in respect of Exempt Earnings accrued up to December 31, 2020, provided that up to 30% (the exact rate is calculated according to a new statutory formula) of the “released” Selected Earnings Income are re-invested in Israel though at least one of the following: industrial activities, research and development activities, assets used by the company or salaries of newly recruited employees.

As part of the Temporary Provision, Article 74 of the Investment Law was amended and as a result, starting August 15, 2021, a company with Exempt Earnings that distributes dividends will have to attribute a portion of the distributed sum to Exempt Earnings, and a portion to non-exempt earnings, on a pro-rata basis.

The Company elected to implement the Temporary Provision to "release" approximately $784 million of Exempt Earnings, and included in its 2021 results, in taxes on income, a provision for corporate tax in an amount of approximately $80 million. The amount was paid in 2022.

As a result of the Company's election, the Company is required to invest approximately $58 million in its industrial enterprise by the end of 2026. As of December 31, 2022, the Company's management believes that Elbit Systems will meet this criteria.

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

Note 18 - TAXES ON INCOME (Cont.)

A.    APPLICABLE TAX LAWS (Cont.)

(3)Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959 (Cont.):

Innovation Box Regime Special Technological Preferred Enterprise
The regime was tailored by the Israeli government to a post BEPS world, encouraging multinationals to consolidate IP ownership and profits in Israel along with existing Israeli research and development (“R&D”) functions. Tax benefits created to achieve this goal include a reduced corporate income tax rate of 6% on IP-based income and on capital gains from future sale of IP.

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

As of December 31, 2022, the Company's management believes that Elbit Systems' and certain of its Israeli subsidiaries' meet the conditions and qualify as a "Special Preferred Technological Enterprise" tax regime.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

B.    NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Income before taxes on income:
Domestic	$268,446	$310,134	$185,908
Foreign	24,112	73,317	75,917
	$292,558	$383,451	$261,825

D.    TAXES ON INCOME

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Current taxes:
Domestic	$40,357	$36,888	$31,654
Foreign	6,593	9,635	13,884
	46,950	46,523	45,538
Adjustment for previous years:
Domestic (*)	(10,681)	82,407	(7,298)
Foreign	(124)	16	147
	(10,805)	82,423	(7,151)
Deferred income taxes:
Domestic	(6,607)	342	(865)
Foreign	(5,407)	2,099	(1,079)
	(12,014)	2,441	(1,944)
Total taxes on income	$24,131	$131,387	$36,443

Total:
Domestic	$23,069	$119,637	$23,491
Foreign	1,062	11,750	12,952
Total taxes on income	$24,131	$131,387	$36,443

(*)     In 2021, mainly related to the release of the Selected Accumulated Income under the Temporary Provision. (See Note 18A).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2022	2021
Balance at the beginning of the year	$82,380	$60,096
Additions (reductions) related to interest and currency translation	(4,758)	4,133
Additions based on tax positions related to prior period	552	2,925
Reductions related to tax positions taken during a prior period	(5,624)	(1,067)
Reductions related to settlement of tax matters	(5,874)	(1,063)
Additions based on tax positions taken during the current period	19,844	17,780
Reductions related to a lapse of applicable statute of limitation	(344)	(424)
Balance at the end of the year	$86,176	$82,380

On December 31, 2022 and 2021, the Company had a provision for unrecognized tax benefits of $86,176 and $82,380, respectively, including an accrual of $2,394 and $2,410 for the payment of related interest and penalties, respectively. The Company recognized interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2022 and 2021, the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. As a result of the settlement of the tax matters, the Company recorded tax benefits of approximately $5,874 and $1,063 during the years 2022 and 2021, respectively, in the statements of income in “taxes on income”. Following the examination by the Israeli Tax Authority, the Company applied some of the items for which a settlement was reached for subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. Certain Israeli Companies are currently undergoing tax audits by the Israeli Tax Authority.

As a result of ongoing examinations, tax proceedings in certain countries and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2022, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

	December 31, 2022	December 31, 2021
Deferred tax assets:
Reserves and allowances	$80,746	$117,071
Inventory allowances	19,860	22,454
Property, plant and equipment	4,152	7,406
Operating lease right of use assets	44,341	43,951
Other assets	93,252	85,951
Net operating loss carry-forwards	87,490	93,022
	329,841	369,855

Valuation allowance	(164,906)	(192,811)
	164,935	177,044

Deferred tax liabilities:
Intangible assets	(77,661)	(80,580)
Property, plant and equipment	(28,767)	(35,138)
Operating lease liabilities	(43,596)	(43,633)
Reserves and allowances	(13,723)	(22,348)
	(163,747)	(181,699)
Net deferred tax assets (liabilities)	$1,188	$(4,655)

Deferred tax assets and liabilities are measured based on the enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid.

G.    CARRY-FORWARD TAX LOSSES

As of December 31, 2022 the Company and its Israeli subsidiaries had estimated total available carry-forward operating tax losses of approximately $451,480, and its non-Israeli subsidiaries had estimated available carry-forward operating tax losses of approximately $15,908. The Company has carry-forward capital losses of approximately $60,585, out of which a valuation allowance was provided on the sum of approximately $57,245.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

H.    RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Income before taxes as reported in the consolidated statements of income	$292,558	$383,451	$261,825
Statutory tax rate	23%	23%	23%
Theoretical tax expense	$67,288	$88,194	$60,220
Tax benefit arising from reduced rate as "Preferred Enterprise” and other tax benefits (*)	(26,281)	(36,043)	(25,625)
Tax adjustment in respect of different tax rates for foreign subsidiaries	(17,946)	4,813	4,884
Changes in carry-forward losses and valuation allowances	27,905	(7,243)	18,675
Taxes resulting from non-deductible expenses	795	5,272	1,594
Difference in basis of measurement for financial reporting and tax return purposes	(15,060)	(5,851)	(18,398)
Taxes in respect of prior years (see Note 18D above)	(10,805)	82,423	(7,151)
Other differences, net	(1,765)	(178)	2,244
Actual tax expenses	$24,131	$131,387	$36,443
Effective tax rate	8.25%	34.26%	13.92%

(*) Net earnings per share – amounts of the benefit resulting from the Approved, Privileged and Preferred Enterprises:
Basic and diluted	$0.59	$0.82	$0.58

I.     FINAL TAX ASSESSMENTS

Final income tax assessments have been received by the Company up to and including the tax year 2017 and by certain subsidiaries up to 2019.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair values of the Company’s outstanding derivative instruments as of December 31, 2022 and December 31, 2021 are summarized below:

	Asset Derivatives as of December 31, 2022(*)	Asset Derivatives as of December 31, 2021(*)	Liability Derivatives as of December 31, 2022(**)	Liability Derivatives as of December 31, 2021(**)
Derivatives designated as hedging instruments
Foreign exchange contracts	75,397	87,878	130,604	33,315
Cross-currency interest rate swaps	—	27,286	26,018	—
	$75,397	$115,164	$156,622	$33,315
Derivatives not designated as hedging instruments
Foreign exchange contracts	8,362	—	5,439	7,500
	$83,759	$115,164	$162,061	$40,815

(*)    Presented as part of other receivables and long-term other receivables.
(**)    Presented as part of other payables and long-term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2022 and 2021, are summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income, net as of December 31, 2022	Gain (Loss) Recognized in Other Comprehensive Income, net as of December 31, 2021	Gain (Loss) on of Derivative Reclassified from Accumulated Other Comprehensive Income (*) as of December 31, 2022	Gain (Loss) on of Derivative Reclassified from Accumulated Other Comprehensive Income (*) as of December 31, 2021
Foreign exchange contracts	$(152,143)	$110,348	$(57,201)	$(32,949)

(*)    Presented as part of revenues/cost of revenue and equity in net earnings of affiliated companies and partnerships.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

B.    EFFECT ON CASH FLOW HEDGING (Cont.)

Amount Excluded from Effectiveness Testing Recognized in Income (*):

	as of December 31, 2022	as of December 31, 2021
Foreign exchange contracts	$9,413	$(1,615)
Derivatives not designated as hedging instruments:
Foreign exchange contracts and other derivatives instruments	$(926)	865

(*)    Presented as part of revenues/cost of revenue and equity in net earnings of affiliated companies and partnerships.

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The net effect on earnings from the cross-currency swaps in 2022 was a gain of approximately $60,014, of which approximately $55,774 was offset against exchange rate differences related to Series B Notes and approximately $4,240 increased the interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2022 is summarized below:

	Buy December 31, 2022	Buy December 31, 2021	Sell December 31, 2022	Sell December 31, 2021
Euro	$498,879	$527,378	$1,032,654	$872,751
GBP	1,326	6,333	138,077	165,980
NIS	1,359,105	894,013	286,192	334,157
Other	13,168	20,837	433,585	247,846
	$1,872,478	$1,448,561	$1,890,508	$1,620,734

Note 20 - OTHER LONG-TERM LIABILITIES

The following table presents the components of other long-term liabilities as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Provision for vacation pay	$42,188	$39,185
Contingent purchase obligation	49,282	30,798
Accrued expenses on evacuation	20,482	28,347
Provision for losses on long-term contracts	3,090	6,858
Derivative financial instruments	54,480	24,545
Accounts payables	41,272	—
Compensated absences	13,056	4,094
Other	24,046	21,783
	$247,896	$155,610

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

Royalties expenses amounted to $30,610, $8,216 and $12,196 in 2022, 2021 and 2020, respectively.

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

At December 31, 2022, the Company had outstanding buy-back obligations totaling approximately $2,029,000 that extend through 2030.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.    LEGAL CLAIMS

The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business. The Company’s management, based on the opinion of its legal counsel, believes that any financial impact from the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company. As of December 31, 2022, the Company was not involved in significant legal proceedings.

D.    GUARANTEES

As of December 31, 2022, guarantees in the amount of approximately $3,857,690 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain contract liabilities (advances from customers) and performance obligation and employee benefit plans.

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

In respect of each of the 12 month periods ending December 31, 2021 and 2022, the Company was in material compliance with its loan obligations.

F.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in various countries. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and typically include the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2022 and 2021, the purchase commitments were $3,028,988 and $3,179,551, respectively.

G.    FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of approximately $404,384 as of December 31, 2022, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

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

B.    EQUITY INCENTIVE PLANS

2018 Equity incentive plan for executive officers:

In 2018 the Company's Board of Directors approved the 2018 Equity Incentive Plan for Executive Officers (the “2018 Equity Incentive Plan”). The purpose of this plan is to link the compensation and benefits of the Company's executive officers with the future growth and success of the Company and its affiliates and with long-term shareholder value. The 2018 Equity Incentive Plan consisted of a pool of 1,500,000 options (the "Options") to be exercised using a “Net-Exercise Mechanism”, which entitles the recipients to exercise the Options for an amount of shares reflecting only the benefit factor. The Options were allocated out of the option pool, subject to the required approvals, to the Company's Israeli executive officers.

The exercise price of an Option is determined in U.S dollars and is the higher of: (i) the average closing share price of Elbit Systems' ordinary shares on the TASE, during the period of thirty (30) trading days preceding the date on which the Company's Board of Directors approves the granting of the respective Options, converted into U.S. dollars by applying the average representative U.S. dollar - NIS exchange rate during such thirty (30) trading days period; or (ii) the closing share price of our ordinary shares on the TASE on the last trading date preceding the date on which the Company's Board of Directors approves the granting of the respective Options, converted into the U.S. dollars by applying the representative U.S. dollar - NIS exchange rate.

Under the 2018 Equity Incentive Plan, the Options become vested and are eligible to be exercised in accordance with the following vesting schedule:

(1)Forty percent (40%) of the Options are vested and exercisable from the second anniversary of the grant date;
(2)An additional twenty percent (20%) of the Options are vested and exercisable from the third anniversary of the grant date;
(3)An additional twenty percent (20%) of the Options are vested and exercisable from the fourth anniversary of the grant date; and
(4)    The remaining twenty (20%) of the Options are vested and exercisable from the fifth anniversary of the grant date.

The Options generally expire after 63 months from the date of grant.

As of December 31, 2022, there were 64,000 Options available for future grants under the 2018 Equity Incentive Plan.

2022 Equity incentive plan for employees:

On January 16, 2022, our Board of Directors approved the 2022 Equity Incentive Plan for Employees (the "Employees Plan"). The purpose of the Employees Plan is to enable Elbit Systems to link the compensation and benefits of its employees with the future growth and success of Elbit Systems and its affiliates and with long-term shareholder value, through the creation of a long-term incentive for employees. Our Board of Directors has also approved the appointment of our Compensation Committee as the administrator of the Employees Plan. Under the Employees Plan, the Company may allocate options to employees of Elbit Systems and its wholly owned subsidiaries, to be exercised using a “Net-Exercise Mechanism”, which entitles the recipients to exercise the options for an amount of shares reflecting only the benefit factor. The Board of Directors approved an option pool of 1,100,000 options under the Employees Plan. The options were allocated out of the option pool, subject to the required approvals.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

B.     EQUITY INCENTIVE PLANS (Cont.)

The exercise price of an option is denominated in U.S. dollars and is the higher of: (i) the average of the closing share price of Elbit Systems ordinary shares on the TASE, during the period of thirty (30) trading days preceding, but not including, the Grant Date (as defined below), converted into U.S. dollars by applying the average representative U.S. dollar - NIS exchange rate during such thirty (30) trading days period; or (ii) the closing share price of our ordinary shares on the TASE on the last trading date preceding the Grant Date, converted into U.S. dollars by applying the representative U.S. dollar - NIS exchange rate most recently published by the Bank of Israel prior to the Grant Date.

The Grant Date of options to a recipient is determined to be the later of: (i) the date on which the grant of the options to a participant was approved by the administrator of the plan; or (ii) the first trading day after a period of thirty (30) days has elapsed from the date the Employees Plan is filed with the Israeli Tax Authorities; unless otherwise determined by the Board or required under applicable law.

Granted options vest, subject to continued employment of the participant with the Company or a subsidiary, as follows:

(1)Forty percent (40%) of the options are vested and exercisable from the second anniversary of the Grant Date;
(2)An additional thirty percent (30%) of the options are vested and exercisable from the third anniversary of the Grant Date; and
(3)The remaining thirty percent (30%) of the options are vested and exercisable from the fourth anniversary of the Grant Date.

The options generally expire after 51 months from the date of grant.

As of December 31, 2022, there were 266,800 Options available for future grants under the Employees Plan.

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model. During the years ended 2022 and 2021, the Company granted 1,028,100 and 525,000 options, respectively.
The valuation includes the following weighted average assumptions:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Dividend yield	2.10%	2.09%
Expected volatility	25.79%	23.55%
Risk-free interest rate	2.10%	0.46%
Expected life	4.25 years	5.25 years
Forfeiture rate	10.00%	0.56%
Suboptimal factor	1.25	1.75

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, the average of those ranges are disclosed. Expected volatilities are based on implied volatilities from the historical volatility of Elbit Systems Ltd.’s stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The average of the range, given above, results from certain groups of employees exhibiting different behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option. The dividend yield assumption is based on historical dividends.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

B.     EQUITY INCENTIVE PLANS (Cont.)

The following is a summary of Elbit Systems' options activity under the Equity Incentive Plans:

	Number of Options 2022	Weighted average exercise price 2022	Number of Options 2021	Weighted average exercise price 2021
Outstanding - beginning of the year	1,076,750	131.37	905,000	128.45
Granted	1,028,100	185.30	525,000	134.34
Exercised	(241,844)	128.76	(299,250)	128.21
Forfeited	(134,900)	223.12	(54,000)	128.91
Outstanding - end of the year	1,728,106	156.66	1,076,750	131.37

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2022. This amount changes, based on the market price of the Company’s stock and the average exercise price of in-the-money options. Aggregate intrinsic value of outstanding options as of December 31, 2022, was $11,599.

As of December 31, 2022, there was $35,778 of total unrecognized compensation cost related to share-based compensation arrangements granted under the Equity Incentive Plans. That cost is expected to be recognized over a weighted average period of 3 years.

As of December 31, 2022, 1,570,986 options were vested and expected to be vested at a weighted average exercise price of $156.66 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2022, is approximately 3 years.

C.     OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

The options outstanding as of December 31, 2022, have been separated into ranges of exercise prices, as follows:
Options outstanding:

Exercise price	Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price per share
121.42 - 216.32	1,728,106	3.08	$156.66

Compensation expenses related to the Equity Incentive Plans amounted to $10,463, $5,312 and $4,086 for the three years ended December 31, 2022, 2021 and 2020 respectively, which were recognized, as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Cost of revenues	$8,893	$4,515	$3,473
General and administration expenses	1,570	797	613
	$10,463	$5,312	$4,086

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

D.    COMPUTATION OF EARNINGS PER SHARE

Computation of basic and diluted net earnings per share:

	Net income to shareholders of ordinary shares Year Ended December 31, 2022	Weighted average number of shares (*) Year Ended December 31, 2022	Per Share amount Year Ended December 31, 2022	Net income to shareholders of ordinary shares Year Ended December 31, 2021	Weighted average number of shares (*) Year Ended December 31, 2021	Per Share amount Year Ended December 31, 2021
Basic net earnings	$275,448	44,322	$6.21	$274,350	44,204	$6.21
Effect of dilutive securities:
Employee stock options	—	259	(0.03)	—	74	(0.01)
Diluted net earnings	$275,448	44,581	$6.18	$274,350	44,278	$6.20

(*) In thousands.

E.    2018 PHANTOM BONUS RETENTION PLAN

In 2018, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Managers (the “2018 Phantom Plan”).

The 2018 Phantom Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price in the TASE over the applicable periods (tranches) under the 2018 Phantom Plan. As of December 31, 2022, 714,400 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $139.51.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2018 Phantom Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $62,090, $18,431 and $10,068, during the three years ended December 31, 2022, 2021 and 2020, respectively, as compensation costs related to the phantom bonus units granted under the 2018 Phantom Plan, as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Cost of revenues	$34,778	$10,522	$6,096
General and administration expenses	15,537	4,584	2,165
Marketing and selling	11,775	3,325	1,807
	$62,090	$18,431	$10,068

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

The 2012 Phantom Bonus Retention Plan provided for phantom bonus units which entitled the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which was linked to the performance of Elbit Systems’ stock price over the applicable periods (tranches) under the Plan. There were no new grants during 2022 and 2021, under the 2012 Phantom Bonus Retention Plan.

The benefit earned for each year of a tranche was the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2012 Phantom Bonus Retention Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The plan ended during 2021. The Company recorded an amount of approximately $10 and $301 in the years ended December 31, 2021 and 2020, respectively, as compensation costs related to the phantom bonus units granted under the 2012 Phantom Bonus Retention Plan.

G.    DIVIDEND POLICY

Dividends declared by Elbit Systems are paid subject to statutory limitations.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 23 - SEGMENT DISCLOSURE, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

A.    SEGMENT DISCLOSURE:
The Company reports segment information based on a management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments.
The Company’s President and Chief Executive Officer is our chief operating decision maker (“CODM”). The CODM assesses the performance of each operating segment using information about revenue and segment operating income that is defined as operating income generated at the segment level, excluding unallocated corporate income or expense and other operating income (expenses), net, such as sale of buildings or shares.
The Company’s CODM does not regularly review assets and liabilities information by reportable segments. Therefore, the Company does not report assets and liabilities information by segment.
The segments are encouraged to cooperate on a range of common projects performed by the Company. It is common for the reportable segments to provide their products to the same customers either through joint projects or by marketing and offering a combined and integrated solution containing a variety of capabilities, products, and technologies of the Company’s portfolio from various businesses or subsidiaries, all tailored to satisfy the customer’s or project’s specific requirements. Intersegment transactions are sales between segments and are eliminated in consolidation.

The following tables present information about the Company’s reported segment revenues and operating income for the periods indicated:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenues:
Aerospace
External customers	$1,471,093	$1,281,407	$923,532
Intersegment revenue	262,089	301,905	348,720
Total	$1,733,182	$1,583,312	$1,272,252
C4I and Cyber
External customers	$631,297	$590,095	$602,599
Intersegment revenue	47,098	34,601	29,257
Total	$678,395	$624,696	$631,856
ISTAR and EW
External customers	$882,200	$888,206	$869,999
Intersegment revenue	163,449	138,089	173,298
Total	$1,045,649	$1,026,295	$1,043,297
Land
External customers	$1,075,846	$1,028,121	$927,454
Intersegment revenue	92,737	88,801	79,668
Total	$1,168,583	$1,116,922	$1,007,122
ESA
External customers	$1,451,113	$1,490,692	$1,338,988
Intersegment revenue	5,559	2,115	3,512
Total	$1,456,672	$1,492,807	$1,342,500
Revenues
Total revenues (external customers and intersegment) for reportable segments	$6,082,481	$5,844,032	$5,297,027
Less -Intersegment revenue	(570,932)	(565,511)	(634,455)
Total consolidated revenues	$5,511,549	$5,278,521	$4,662,572

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 23 - SEGMENT DISCLOSURE, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

A.    SEGMENT DISCLOSURE (Cont.):

The following tables present information about the Company’s reported operating income for the periods indicated:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Operating income:
Aerospace	$106,760	$129,213	$19,696
C4I and Cyber	48,964	44,350	39,925
ISTAR and EW	49,120	66,001	109,263
Land	28,554	35,567	12,420
ESA	74,978	124,259	101,256
Segment operating income	308,376	399,390	282,560
Unallocated corporate income (expense)	(9,810)	4,458	8,164
Other operating income	68,918	14,660	34,963
Operating income	367,484	418,508	325,687
Financial expenses, net	(51,364)	(40,393)	(71,270)
Other income (expenses), net (see note 26)	(23,562)	5,336	7,408
Income before income taxes	$292,558	$383,451	$261,825

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Depreciation and amortization by segment:
Aerospace	$34,353	$35,084	$35,312
C4I and Cyber	13,651	16,054	17,207
ISTAR and EW	24,992	23,452	23,500
Land	38,560	41,901	39,779
ESA	46,540	34,962	26,992
Unallocated corporate expenses	3,194	1,638	1,630
Total depreciation and amortization	$161,290	$153,091	$144,420

Other non-cash items:
COVID-19 related impairment
Aerospace	$—	$—	$46,562
ESA	—	—	13,442
Total other non-cash items	$—	$—	$60,004

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 23 - SEGMENT DISCLOSURE, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

B.    REVENUES ARE GENERATED BY THE FOLLOWING AREAS OF OPERATIONS:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Airborne systems	$2,012,479	$2,005,760	$1,650,406
Land systems	1,216,588	1,254,748	1,258,894
C4ISR systems	1,610,879	1,371,517	1,145,719
Electro-optic systems	523,652	452,948	475,896
Other (*)	147,951	193,548	131,657
	$5,511,549	$5,278,521	$4,662,572
(*) Mainly non-defense engineering and production services.

REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS AS FOLLOWS:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
North America	$1,489,685	$1,608,582	$1,500,577
Asia-Pacific	1,405,473	1,443,505	961,794
Israel	1,071,945	1,094,662	1,106,560
Europe	1,243,550	884,504	818,770
Latin America	119,860	126,686	140,133
Other	181,036	120,582	134,738
	$5,511,549	$5,278,521	$4,662,572

C.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
IMOD	17%	18%	21%
U.S. Government	19%	21%	22%

D.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Israel	$1,703,739	$1,745,952	$1,642,801
U.S.	987,327	977,179	536,164
Other	193,368	199,228	205,014
	$2,884,434	$2,922,359	$2,383,979

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 24 - RESEARCH AND DEVELOPMENT, NET

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Total expenses	$501,777	$447,852	$428,198
Less - grants and participations	(66,127)	(52,765)	(68,453)
	$435,650	$395,087	$359,745

Note 25 - FINANCIAL EXPENSES, NET

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Expenses:
Interest on long-term bank debt	$(12,392)	$(10,821)	$(13,763)
Interest on Series A, B, C and D Notes, net	(11,683)	(5,758)	(1,060)
Interest on short-term bank credit and loans	(14,857)	(7,683)	(9,112)
Guarantees	(17,356)	(13,908)	(12,172)
Gain (loss) from revaluation of lease liabilities and exchange rate differences, net	10,542	(10,178)	(33,386)
Other	(8,670)	6,080	(4,864)
	(54,416)	(42,268)	(74,357)
Income:
Interest on cash, cash equivalents and bank deposits	383	469	1,075
Other	2,669	1,406	2,012
	3,052	1,875	3,087
	$(51,364)	$(40,393)	$(71,270)
Note 26 - OTHER INCOME (EXPENSES), NET

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Pension non-service cost	$(4,555)	$(11,715)	$(13,643)
Gain (loss) on sale of investments (1)	(10,619)	—	16,727
Revaluation of investments (2)	(10,175)	17,282	4,100
Other	1,787	(231)	224
	$(23,562)	$5,336	$7,408

(1)    During 2022 and 2020, the company recognized a gain (loss) resulting from the sales of holdings in affiliated companies in Israel to third parties (see Note 6B).
(2)    During 2022, 2021 and 2020, the Company recognized gains and losses as a result of revaluation of its investments accounted for under the fair value method (see Note 6C).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 27 - RELATED PARTIES' TRANSACTIONS AND BALANCES

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Income -
Sales to related-party companies (*)	$155,728	$169,834	$187,014
Participation in expenses	$85	$394	$1,487
Cost and expenses -
Supplies from related parties (**)	$2,143	$6,240	$8,476

Balances:	December 31, 2022	December 31, 2021
Trade receivables and other receivables (*)	$86,535	$60,702
Trade payables and advances (**)	$33,167	$57,439

The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)    A significant portion of the sales and balances include sales of helmet mounted cueing systems purchased from the Company by a 50%-owned affiliate of ESA.
(**)    Includes mainly electro-optics components and sensors, purchased by the Company from a 50%-owned Israeli company, and electro-optics products purchased by the Company from another 50%-owned Israeli affiliate.

¬ ¬ ¬

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Schedule I – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year ended December 31, 2022:
Provisions for Losses on Long-Term Contracts (*)	89,509	20,944	33,102	3,611	80,962
Provisions for Claims and Potential Contractual Penalties and Others	2,343	385	171	—	2,557
Credit risk	10,307	301	1,446	—	9,162
Valuation Allowance on Deferred Taxes	192,811	—	27,905	—	164,906

Year ended December 31, 2021:
Provisions for Losses on Long-Term Contracts (*)	108,281	9,384	36,696	8,540	89,509
Provisions for Claims and Potential Contractual Penalties and Others	2,233	338	228	—	2,343
Credit risk (**)	16,192	65	5,950	—	10,307
Valuation Allowance on Deferred Taxes	172,833	7,243		12,735	192,811

Year ended December 31, 2020:
Provisions for Losses on Long-Term Contracts (*)	130,711	30,608	53,038	—	108,281
Provisions for Claims and Potential Contractual Penalties and Others	4,786	455	3,008	—	2,233
Allowance for Doubtful Accounts	10,557	7,633	1,998	—	16,192
Valuation Allowance on Deferred Taxes	154,158	18,675	—	—	172,833

(*)    As of December 31, 2022, 2021 and 2020 an amount of $16,900, $13,584 and $17,271, respectively, is presented as a deduction from inventories. As of December 31, 2022, 2021 and 2020 an amount of $64,062, $75,925 and $91,010, respectively, is presented as part of other payables and accrued expenses.

(**)    Credit risk additions in 2020, includes cumulative effect through retained earnings as a result of the adoption of ASC 326 in the amount of approximately $5,484. As of December 31, 2022, an amount of $7,513 and $1,648 is related to corporate customers and government customers, respectively.
S-1