Form 20-F
period 2023-12-31
ELBIT SYSTEMS LTD
filed 2024-03-28
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

□ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2023
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
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 44,453,850 Ordinary Shares.
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

•general market, political and economic conditions in the countries in which we operate or sell, including Israel and the United States, among others, or which may affect the global economy, including worldwide conflicts such as the ongoing conflict between Russia and Ukraine;

•implications of conflicts in the Middle East, including the “Swords of Iron” war and any future developments related thereto;

•global or national health considerations, including the outbreak of a pandemic or contagious disease;

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

•changes in applicable tax rates;

•changes in interest rates;

•inventory write-downs and possible liabilities to customers from program cancellations, including due to political relations between Israel and countries where our customers may be located; and

•the outcome of legal and/or regulatory proceedings and changes in legislation.

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

We are continuously subjected to attempted cyber-attacks, ranging from standard phishing mails to sophisticated campaigns. Our computer and communications systems, databases and users face ongoing threats of malicious software (malware), social engineering, distributed denial of service (DDoS), malicious code, zero-day vulnerabilities and other security threats and system disruptions carried out by different threat actors. For example, in June 2022, our monitoring and protection systems detected a cyber-incident at our U.S. subsidiary involving unauthorized access by a ransomware group to our subsidiary's network that resulted in disclosure of certain personal data and a minimal amount of non-critical business data. The incident was contained through the implementation of various measures, including the immediate shut-down of the network, which was gradually restored. Relevant authorities were notified by our subsidiary. We believe this incident did not have a material impact on the Company.

In particular, we are targeted by experienced and skilled computer programmers and hackers, including those sponsored by or acting for foreign governments or terrorist organizations. Such programmers and hackers attempt to penetrate or circumvent our cyber security defenses, obtain data and damage or disrupt our digital environment in order to, among other things, misappropriate or compromise our intellectual property or other proprietary or protected information or that of our employees, customers and other business partners, prevent us from being able to use such information in our operations or demand that we pay ransom. Our suppliers are also sometimes subject to cyber-attacks, which pose a risk to those of our systems and operations that are dependent on such suppliers.

Governmental and other end users and customers are increasingly requiring us and our supply chain to meet specific computer system cyber protection and information assurance requirements and standards as a pre-condition to receive customer program-related information and enter into business contracts. We devote significant resources to configure, operate, maintain, monitor, upgrade and improve the security of our systems and databases and to meet applicable customer requirements regarding their protection. However, despite our efforts to secure our systems and databases and meet cyber protection and information assurance requirements, such as by adding data security obligations and data breach notification requirements in our agreements with certain third-party service providers, due to the complex and evolving nature of the cyber security risk landscape, we and our suppliers may still face system failures, data breaches, loss of intellectual property and interruptions in our operations, or fail to meet customer requirements, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. For information about our cybersecurity risk management, strategy and governance, see Item 16K. Cybersecurity.

We may experience production delays, discontinuation of supply or liability if suppliers fail to make compliant or timely deliveries. The manufacturing process for some of our products largely consists of the assembly, integration and testing of purchased components. Some components are available from a small number of suppliers, and in a few cases a single source (sometimes due to limitations we, the Israeli government, the U.S government or others apply with respect to purchase from certain sources). Limited sources of supply, as well as any discontinuation of supply, could result in added costs and manufacturing delays. Moreover, if our subcontractors fail to meet their design, delivery schedule, information assurance, regulatory compliance or other obligations, we could be held liable by our customers, and we may be unable to obtain full or partial recovery from our subcontractors for those liabilities. Similar implications can result from disruptions in transportation and shipping of supplies which could cause delays and increase costs. Worldwide geopolitical conditions, such as the ongoing conflict between Russia and Ukraine and the related sanctions have resulted in a general increase in these risks. These conditions have also resulted in worldwide shortages and supply chain disruption, thereby causing additional procurement costs to the Company and delays in our production. Furthermore, the “Swords of Iron” war and increased tensions in the Middle East have also caused supply chain disruptions due to limitations on export to Israel as well as limited transportation by air and sea and subsequent increase in costs of purchasing and shipping materials. We are working to mitigate these risks, including by increasing our inventories, however we cannot eliminate all potential impacts to our business. The foregoing disruptions could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We could be adversely affected if we are unable to recruit and retain key employees and corresponding knowledge. Our success depends on key management, engineering, scientific and technical personnel and our continuing ability to attract and retain highly qualified personnel. Over the past few years, we have witnessed growing competition for the services of such personnel and an increase in the costs required for the recruitment and retention of qualified personnel, particularly in certain engineering areas. We face risks related to business operations, research and development, as well as risks of losing knowledge and expertise through the loss of key employees, including due to geopolitical considerations. Moreover, our competitors may hire and gain access to the expertise of our former employees. The loss of key employees and the failure to attract highly qualified personnel in the future, as well as the failure to maintain and continue to develop knowledge relevant to technological innovation, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face execution risks. In recent years, the Company has experienced a considerable increase in demand for its products resulting in strong order growth. This growth may continue if global demand for the Company's products and solutions is sustained. To address the strong demand for its products and solutions, Elbit has decided to invest additional resources in its manufacturing facilities, recruit additional employees and make additional adjustments such as updating working procedures and processes and information technology systems. If the Company fails to adequately plan for or continuously address the increased demand for its products and solutions due to, for example, insufficient levels of work force, materials or components and/or lacking the required infrastructure, it may not be able to fulfill its existing contracts on schedule or may not be able to enter into new contracts, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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
•certain of our newly acquired operating subsidiaries in various countries could be subject to more restrictive regulations by the local authorities after our acquisition, including regulations relating to foreign ownership of, and export authorizations for, local companies (which have become more stringent in recent years), which could adversely impact the acquisition's value; and

•we may lose expertise and knowledge if key employees are not retained for a sufficient period of time.

We cannot ensure that these risks or other unforeseen factors will not offset the intended benefits of the acquisitions, and such risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Our operations may be negatively impacted by international health pandemics. In recent years, the Covid-19 pandemic has adversely impacted the global economy, the markets in which we operate and our operations, including a slow-down in our commercial aviation business. The pandemic's macro-economic implications included disrupted transportation networks and global supply chains and shortages of components, which have caused us increased costs and extended lead times, and also prompted us to increase our inventories. The emergence of new variants or other pandemics, as well as possible governmental responsive actions, such as quarantines, lockdowns, restrictions on holding large-sale events and travel restrictions, could create business disruptions for us and our customers, supply chain and other business partners, potentially resulting in cessation, reduction or delay of business and an increase of our costs and may also impact government priorities and budgets and the demand for our products. These could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may be affected by failures of our prime contractors. We often act as a subcontractor, and a failure of a prime contractor to meet its obligations may affect our ability to receive payments under our subcontract.

Undetected problems in our products or manufacturing processes and misuse of our products could impair our financial results and give rise to potential product liability, breach of contract or other claims. We offer a wide portfolio of products and solutions, which is routinely being updated and adjusted. From time to time, we encounter unintentional defects or malfunctions in our products and solutions, or deficiencies in the manufacturing processes of such products and solutions. In addition, we often rely on subcontractors to design and manufacture some components that are embedded in our systems. In the event of defects in the design, production or testing of our or our subcontractors’ products and systems, including our products and solutions sold for safety purposes in the homeland security and commercial aviation areas, or if the cyber protection measures included in our products and solutions do not operate as intended, we could face substantial repair, replacement, delays or service costs, potential liability and damage to our reputation. Similar issues could arise if we fail to timely implement and maintain our manufacturing processes or if a defected part affects our development, production and operation infrastructures. In addition, we must comply with regulations and practices to prevent the use of parts and components that are considered as counterfeit or that violate third-party intellectual property rights. Our efforts to implement appropriate design, manufacturing and testing processes for our products or systems may not be sufficient to prevent such occurrences. We could also be subject to claims if our products are intentionally or unintentionally misused. We may not be able to obtain product liability or other insurance to fully cover such risks in a cost-effective manner, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner. We are party to collective bargaining agreements that cover a substantial number of our employees, a number which could increase, for example, as a result of future acquisitions of companies. We have faced and may in the future face attempts to unionize additional parts of our organization. Disputes with trade unions or other labor relations difficulties, as well as failure to timely amend or extend collective bargaining agreements, could lead to labor disputes, slow downs, strikes and other measures, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. For further information, see Item 6. – Directors, Senior Management and Employees – Employees – Collective Bargaining Agreements.

Our business could be adversely affected by climate change, regulatory requirements and market responses thereto. Global climate change could increase the risks of natural disasters and hazards, such as earthquakes, flooding, fires, rising temperatures and sea levels. The impacts of such events could affect our operations and facilities, as well as those of our suppliers and customers, and increase our operational costs. Current or future insurance arrangements may not provide protection for costs that may arise from such events, particularly if such events are catastrophic in nature. In addition, increased focus on climate change in recent years has led to emerging regulation and new policy requirements by various authorities around the world, including with respect to greenhouse gas emissions. New and evolving laws and regulations such as recently adopted SEC rules on climate-related disclosures, could mandate different or more restrictive standards than those currently in effect, could require us to change our methods of operation and make additional capital investments, or could result in legal and regulatory proceedings against us. We are currently evaluating the impact of these new rules and regulations on our Company. See also “Risks Related to Legal and Regulatory Requirements – Our operations may expose us to liabilities under various environmental protection, health and safety laws and regulations” below. Climate change, as well as Environmental, Social and Governance (ESG) in general, has also become the focus of investors, advisory service providers, financial institutions, some of our business partners and other market participants, including some of our customers, and those groups are increasingly evaluating our environmental, social and governance practices, disclosures and performance before making investments and other business decisions. The effects and costs of climate change, or any failure to meet related requirements and evolving stakeholder expectations in connection with ESG, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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
•identify additional uses for our existing technology to address customer requirements;

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

We need to continually invest significant human capital and financial resources to pursue these goals, and there can be no assurance that adequate resources will continue to be available to us or be prioritized for these purposes. We may experience difficulties that delay or prevent our development, introduction and marketing of new or enhanced offerings, and such new or enhanced offerings may not achieve adequate market acceptance. Moreover, new technologies or changes in industry standards or customer requirements could render our offerings obsolete or unmarketable. Any new offerings and technologies are likely to involve costs and risks relating to design changes, the need for additional capital and new production tools, satisfaction of customer specifications, adherence to delivery schedules, specific contract requirements, supplier performance, customer performance and our ability to predict program costs. New products sometimes lack sufficient demand or experience technological problems or production delays. Our customers frequently require demonstrations of working prototypes prior to awarding contracts for new programs or require short delivery schedules which sometimes causes us to purchase long-lead items or materials in advance of the contract award, without any certainty of receiving the award. Moreover, due to the design complexity of our products, we sometimes experience delays in developing and introducing new products. Such delays sometimes result in increased costs and development efforts, deflect resources from other projects or increase the risk that our competitors may develop competing technologies that gain market acceptance in advance of our products. If we fail in our new product development efforts, or our products or services fail to achieve market acceptance more rapidly than the products or services of our competitors, our ability to obtain new contracts could be negatively impacted. Any of the foregoing costs and risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DoD) and other military or governmental authorities of various countries, pursuant to contracts awarded to us under defense and homeland security-related programs. The funding of these programs could be reduced or eliminated due to numerous factors, including geopolitical events and macro-economic conditions, as well as changes in policies or priorities of a specific government or security pacts between several governments. As a result, our current orders from such governmental customers may be subject to modifications and terminations, and our future orders may be reduced, due to factors over which we have no or little control. In some cases, such developments, as well as other changes relating to specific markets or customers, may lead to our exit from certain business operations, which could also result in asset impairment. On March 5, 2024, the Company reported an expected write-off in the fourth quarter of 2023 of approximately $18 million related to the restructuring and closing of an underperforming subsidiary with limited synergies to the Company. A reduction or elimination of government spending under current contracts with us and changes in future spending priorities, and our discontinuation of certain business operations, could cause a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face risks in our international operations. We derive a significant portion of our revenues from international sales. Entry into new markets as well as changes in international, political, economic or geographic conditions could cause significant reductions in our revenues. In addition to the other risks from international operations set forth elsewhere in these risk factors, some of the risks of doing business internationally include international trade sanctions, imposition of tariffs and other trade barriers and restrictions. Imposition of import restrictions or tariffs by any government could lead to retaliatory actions by other countries with broad effects in many industries and economies internationally. Broad-based international trade conflicts, as well as conflicts involving the State of Israel, such as the “Swords of Iron” war, could have negative consequences on the demand for our products and services outside Israel as well as on exports from other countries to Israel (including by our suppliers) (see “Conditions in Israel and the Middle East may affect our operations” below). Some of our global subsidiaries and their employees and business partners are also subject from time to time to protests and vandalism that are aimed against Israel, Elbit and Israeli defense contractors. Other risks of doing business internationally include political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships, increasing instances of terrorism worldwide and armed conflicts, some of which may be affected by Israel’s overall political situation (see “Risks Related to Our Israeli Operations and Environment” below). Although we generally do not conduct business in Russia and Ukraine, an escalation or expansion of this conflict could continue to affect additional regions and increase the volatility of global economic conditions. In addition, sanctions by the Israeli government, the U.S. government or by other governments or international organizations that apply with respect to our counterparties to certain contracts may make it difficult or impossible to complete these or other related contracts. Trade restrictions applied by the Israeli government with respect to certain countries sometimes also limit our sales to other governments that did not apply the same restrictions. All of these could, in turn, affect our business. As of the date of this annual report we are unable to predict the full impact of the conflict between Russia and Ukraine nor the “Swords of Iron” war on the economy or on our business and operations. Any of the foregoing risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face increasing requirements for industrial participation and localization by many of our customers. In recent years, there has been a growing trend in numerous countries to encourage work with local industries, including through various incentives and budgetary allocations. Examples include a preference for purchasing from domestic suppliers and requirements for cooperation with local entities, including transfer of technologies and production lines. Adhering to such a trend often involves complex operational issues and investments in facilities and subsidiaries in the local country. In addition, a number of our international programs require us to meet “Industrial Participation” or offset obligations, which involve additional costs. See Item 5. Operating and Financial Review and Prospects – Off-Balance Sheet Transactions. If we fail to successfully collaborate with our business partners to meet requirements for cooperation with local entities, or to meet our Industrial Participation or offset obligations, we could be subject to contractual penalties or termination and our ability to obtain new business could be negatively impacted. This could, in turn, have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

Certain of our contracts may be terminated by our customers. Our contracts with customers may be terminated, amended or delayed by our customers for various reasons, including for their convenience. Such terminations, amendments or delays which the Company from time to time faces, may be due to factors over which we have little or no control (see also “Our revenues depend on a continued level of government business” above). In some cases, termination would eliminate our right to payment under the contract and could also cause additional expenses, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. On March 5, 2024, the Company reported an expected write-off in the fourth quarter of 2023 of approximately $34 million related to a discontinued project.

We are subject to risks associated with artificial intelligence (AI) technologies. We currently incorporate AI capabilities into some of our products and solutions and in our business operations, and we may do so more in the future. The rapid pace and complexity of AI development may require the investment of resources for us to remain competitive, and we may not receive sufficient returns if we are not successful in achieving the outcomes we expect. In addition, our competitors may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively (see also “Our future success in a competitive industry depends on our ability to develop new offerings and technologies” above). Because AI is a developing technology, with a developing legal framework, use of AI may expose us to additional liability as well as technological, operational, legal, regulatory and other risks, particularly if the AI we adopt produces errors, causes infringement or otherwise does not function as intended. All of these risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Financial-Related Risks

We face currency exchange risks. We generate a substantial amount of our revenues in currencies other than the U.S. dollar (our financial reporting currency), mainly New Israeli Shekels (NIS), Great Britain Pounds (GBP), Euro, Brazilian reals and Australian dollars, and we incur a substantial amount of our expenses (primarily human resources, operational and supply chain expenses) in currencies other than the U.S. dollar, mainly NIS. To the extent we derive our revenues or incur our expenses in currencies other than the U.S. dollar, we are subject to exchange rate fluctuations between the U.S. dollar and such other currencies. For example, we are sometimes negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Certain currency derivatives we use to hedge against exchange rate fluctuations may not fully protect against sharp exchange rate fluctuations, and in some cases we are not be able to adequately and cost-effectively hedge against all exchange rate fluctuations. In addition, our international operations expose us to the risks of price controls, restrictions on the conversion or repatriation of currencies, or even devaluations or hyperinflation in the case of currencies issued by countries with unstable economies. All of these currency-related risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. See below “Risks Related to Our Israeli Operations and Environment – We may be affected by changes in Israel’s economy” and Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates.

We may be adversely affected by increased levels of inflation and interest rates. Disruptions and volatility in the global economy and financial markets in recent years have put upward pressure on prices, causing widespread inflation. In response to rising inflation, central banks in the markets in which we operate, including the Bank of Israel and the United States Federal Reserve, have raised interest rates and tightened their monetary policies. Both domestic and international markets experienced significant inflationary pressures and rising interest rates during financial year 2022. Despite a degree of moderation in 2023, the levels of inflation and interest rates remained high. In addition, the Company's debt level increased in 2023. As a result, the Company's borrowing costs have significantly increased.

Even if the moderation continues, the decrease in inflation and interest rates may not be rapid and thus inflation and interest rates may remain at a relatively high level for a period, causing the Company additional considerable costs, such as costs of supplies and human resources, mainly under long-term fixed-price contracts. High interest rates could also cause an additional significant increase in our borrowing costs on existing debt subject to variable interest rates and new debt that we may issue, could affect the fair value of our investments and may further expose us to currency exchange risks. See also “We face currency exchange risks” above and “We face risks relating to financing for our operations and issuing guarantees” below. A global environment of high levels of inflation and interest rates and concurrent increased costs may also continue to impact our customers’ purchasing power, budgets, priorities and our industry overall. Interest rate increases or other government actions taken to reduce inflation could also slow borrowing and spending, thereby placing economic markets at risk of recession, which could also affect the performance of our business partners under our joint projects. All of these risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face risks of cost overruns in fixed-price contracts. Most of our contracts are fixed-price contracts, under which we generally assume the risk that increased or unexpected costs may reduce profits or generate a loss. The risk of adverse effects on our financial performance from such increased or unexpected costs can be particularly significant under fixed-price contracts for which changes in estimated gross profit/loss are recorded on a “cumulative catch-up basis”. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements - Note 2S. The costs which typically fluctuate under our fixed-price contracts relate to internal design and engineering efforts, system or product certification processes and purchase of materials and components. In some cases we underestimate the costs to be incurred in a fixed-price contract, and experience a loss on the contract. Losses due to increased or unexpected costs in fixed-price contracts could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We have risks relating to pre-contract costs. We sometimes participate in “risk-sharing” contracts, or incur pre-contract costs relating to specific anticipated contracts or delivery orders, in which our non-recurring costs or other costs that are pre-contract costs, are only recoverable if the contract or order is actually awarded or if there is a sufficient level of sales for the applicable product, which typically is not guaranteed. In some cases the anticipated contract is not awarded or sales do not occur at the level anticipated, and as a result, we are not able to recover our non-recurring or pre-contract costs. Such pre-contract costs could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face fluctuations in revenues and profit margins. Our revenues may fluctuate between periods due to changes in pricing, sales volume or project mix. Moreover, because certain of our project revenues are recognized upon achievement of performance milestones, such as units-of-delivery/point-in-time revenue recognition, we sometimes experience fluctuations in year-to-year and quarter-to-quarter financial results, which may be significant. Similarly, our profit margin may vary significantly during the course of a project as a result of changes in estimated project gross profits that are recorded in results of operations on a cumulative catch-up basis pursuant to the percentage-of-completion accounting method due to judgment and estimates that are complex and are subject to a number of variables (such as the complexity of the required work, length of performance, labor productivity, availability of materials, execution by our suppliers, and payments by our customers). See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements – Note 2S. As a result, our financial results for prior periods may not provide a reliable indicator of our future results. In addition, because of the significance of management’s judgments and estimation processes mentioned above, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect our future results of operations and financial condition.

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

We have risks related to our debt obligations. In connection with our bank credits and loans, our notes listed on the Tel-Aviv Stock Exchange and the Commercial Paper we issued in Israel, we are subject to certain restrictions and are obligated to meet certain covenants. These restrictions affect, and may limit or eliminate, our ability to plan for or react to market conditions, meet capital needs or otherwise carry out our activities or business plans. Our ability to comply with the terms of our financing arrangements can be affected by events beyond our control, including prevailing economic, financial market and industry conditions, and we cannot assure that we will be able to comply when required. These terms could limit our ability to take advantage of financing, mergers and acquisitions or other opportunities. A breach of any restrictive covenants in our financing agreements, as well as our failure to repay our debts or maintain our rating, could result in an event of default under those agreements, which could in turn lead to acceleration of the debts, cross-defaults, and other penalties. These could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. For additional information on our debt see Item 5. Operating and Financial Review and Prospects – Financial Resources; Israeli Series B, C and D Notes and – Israeli Commercial Paper.

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

We face risks relating to financing for our operations and issuing guarantees. A number of our major projects require us to arrange, or to provide, guarantees in connection with a customer’s financing of a specific project. These include commitments by us as well as guarantees provided by financial institutions relating to advance payments received from customers. Customers typically have the right to draw down against advance payment guarantees in the event of a default claim under the applicable contract. In addition, some customers require that contract payment periods be extended for a number of years, sometimes beyond the period of contract performance. We may face difficulties in issuing guarantees or providing financing for our programs, including in cases where a customer encounters impaired ability to continue to comply with extended payment terms. Moreover, our balance sheet could reflect increased leverage if we were required to provide significant financing for our programs. See Item 4. Information on the Company – Financing Terms.

In some of our projects, we are exposed to the credit risks of our customers (see Item 4. Information on the Company – Financing Terms). We sometimes seek to protect all or part of our financial exposure by various measures such as insurance, however, such measures may not always be available in a cost-effective manner, may not fully cover our risks and may not be maintained through the entire program term. In addition, we sometimes assist our customers with obtaining financing from third parties. Such financing is normally insured but when insurance does not cover our full exposure, a customer's failure to pay us may result in a write-off and additional costs to the Company.

In an inflationary climate, we are also required to enter loan commitments with higher interest rates than comparable loan commitments in the past (see above – “We may be adversely affected by increased levels of inflation and interest rates”). Our borrowings under variable interest rate instruments expose us to interest rate risk. As interest rates increase, our debt service obligations on our variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Difficulties in obtaining financing at attractive rates could impact our ability to adequately meet our business needs or execute our growth strategy. Any of the foregoing risks could have a material adverse affect on our business, reputation, financial condition, results of operations and cash flow.

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

Changes to tax laws or classifications in any of the jurisdictions in which we operate could materially affect us and our shareholders. Tax laws, including tax rates, in the jurisdictions in which we operate are often unsettled and may be subject to significant changes. For example, the U.S. tax reform enacted in 2022 (informally titled the Inflation Reduction Act) introduced a number of significant changes to the U.S. federal income tax rules. The OECD’s BEPS project has resulted in wide-ranging and continuous changes in the principles of international taxation and the tax laws in individual countries, including the new Global Minimum Tax rules (GLOBE) introduced in 2021 (referred to as “Pillar 2”). Pillar 2 rules contemplate changes to numerous international tax principles and national tax incentives and enforce other arrangements such as a minimum effective tax liability. Governments have been translating the Pillar 2 rules into specific national tax laws, as previously done with respect to BEPS, and Pillar 2 is effective as of financial year 2024, in certain countries, but not including Israel. These changes, when adopted by individual countries, could adversely affect our financial position, including our provision for income taxes. At this stage we cannot assess the impact of the new rules on our financial results.

In February 2022, the Council of the European Union updated its grey list, which includes countries that do not yet comply with all international tax standards but have committed to implementing reforms, to add Israel and nine other countries. In February 2024, the grey list was updated and Israel was removed therefrom, and stated to be cooperating with the EU and having no pending commitments. In order to be considered as cooperative for tax purposes, jurisdictions are required to meet the following criteria: tax transparency, fair taxation, and anti-BEPS measures. European entities engaging with countries listed on the grey or black lists may be subject to certain restrictions. Changes in tax laws, policies, treaties or regulations, and their interpretation or enforcement, are unpredictable. Any of these occurrences could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

In addition, changes to tax laws, their interpretation or our classification under them can result in adverse consequences to our shareholders. For example, in case Elbit Systems is treated as a Passive Foreign Investment Company (a PFIC), during any taxable year during which a U.S. Shareholder (as defined in Item 10. Additional Information – Taxation – United States Federal Income Tax Considerations) holds our ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. Shareholder. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were treated as a PFIC with respect to our 2023 or 2022 taxable year and do not expect to be a PFIC for our current taxable year or in the reasonably foreseeable future. However, whether we are a PFIC is a factual determination that must be made at the close of each year and is based on factors that may be outside of our control, including, among other things, the valuation of our ordinary shares and assets, which will likely change from time to time. See Item 10. Additional Information – Taxation – United States Federal Income Tax Considerations.

Funding obligations to our pension plans could reduce our liquidity. Funding obligations for certain of our pension plans are impacted by the performance of the financial markets and interest rates. When interest rates are low, or if the financial markets do not provide expected returns, we are required to make additional contributions to these pension plans. Volatility in the equity markets or actuarial changes in mortality tables can change our estimate of future pension plan contribution requirements. See Item 18. Financial Statements – Notes 2R and 17.

Our business involves risks that may not be adequately covered by insurance. Our business involves the development and production of products and systems for customers around the world. These products and systems can involve new technologies that are not yet fully tested. In addition, in some cases our insurance policies contain exclusions from coverage such as war and terror and cybersecurity incidents. We may not be able to obtain product liability or other insurance to fully cover our risks in a cost-effective manner, and the monetary amount of our insurance coverage may not fully cover the liabilities we may incur from our activities, which could be substantial and could harm our business, reputation, financial condition, results of operations and cash flow. In addition, conditions in the global insurance market may make it more costly to obtain adequate insurance coverage in areas such as directors and officers (D&O) liability insurance.

Risks Related to Legal and Regulatory Requirements

We are subject to government procurement and anti-bribery/corruption rules and regulations. We are required to comply with government contracting rules and regulations relating to, among other things, cost accounting, sales of various types of munitions, anti-bribery and procurement integrity, which increase our performance and compliance costs. See Item 4. Information on the Company – Governmental Regulation. Our supply chain is also required to comply with many of these regulations. We engage in certain markets considered to have high bribery and corruption risks. Investigations by government agencies have become more frequent in a number of countries, including Israel and the U.S. Failure to remain up to date with applicable regulatory changes around the world or to fully comply with these rules and regulations (as well as applicable sanctions regulations, such as those relating to Russia), whether directly or indirectly, could result in the modification, termination or reduction of the value of our contracts, additional costs, the assessment of penalties and fines against us, our suspension or debarment from government contracting or subcontracting for a period of time or criminal sanctions against us or our office holders, employees, supply chain or customers, all of which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We depend on governmental approvals for international sales, procurement and acquisitions. Our international sales, as well as our international procurement of skilled human resources, technology, software and hardware, depend largely on export authorizations and other approvals from the governments of Israel, the U.S. and other countries. See Item 4. Information on the Company – Governmental Regulation. In some cases, we are unable to obtain certain approvals and approvals granted to us may expire or be revoked. If we, our customers or our suppliers fail to obtain or comply with certain approvals in the future, or if certain approvals previously obtained are revoked or expire and are not renewed due to factors such as changes in political conditions, increasing stringency of international export control requirements or imposition of sanctions, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

In addition, most countries require local governmental approval for acquisitions of domestic defense and homeland security-related businesses, which may be denied, or subject to unfavorable conditions or to conditions that could increase ongoing expenses, if the local government determines that the acquisition is not in its national interest. Such regulations are becoming more stringent in a number of countries. We may also be unable to obtain antitrust approvals for certain acquisitions as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

Our operations may expose us to liabilities under various environmental protection, health and safety laws and regulations. Our operations are affected by environmental protection, health and safety requirements. Recent years have been characterized by a substantial increase in the stringency and enforcement of legal provisions and regulatory requirements in these areas and the cost of compliance with such regulatory changes. Changes in laws and regulations around the world may limit or otherwise affect the use of our products or impact our manufacturing processes, due to environmental protection, health, safety, or other considerations. These include, among other things, regulations regarding the storage and handling of hazardous materials, including munitions, used in our operations. See Item 4 – Information on the Company – Governmental Regulation – Environmental, Health and Safety Regulations. Standards adopted in the future, such as those related to greenhouse gas emissions, may require us to modify our methods of operation, which may necessitate additional resources. Failure to meet such standards may also affect our position in obtaining new business or investments (see also “Risks Related to Our Operations – Our business could be adversely affected by climate change, regulatory requirements and market responses thereto” above). Some of our operations involve inherent risks of physical injury, such as manufacturing and testing of our systems and platforms, as well as handling of hazardous materials including munitions and explosives. Despite our implementation of prevention measures and other efforts to protect the safety of our employees, we sometimes face accidents, resulting in physical injuries and damage to equipment, facilities and the environment. We are also sometimes required or otherwise choose to implement remediation measures to comply with environmental protection and health and safety requirements. Furthermore, some of our business licenses are for fixed periods and must be renewed from time to time. Renewal of such permits is not certain and is sometimes made contingent on additional environmental, health and safety conditions and costs. In connection with some of our operations, we are sometimes subject to certain procedures and orders under environmental, health and safety laws and regulations. In case of violation or liability under such laws and regulations, including with respect to any contamination or our storage, manufacture, testing or handling of munitions and explosives, as a result of our inability to obtain permits, or due to human error, accident, equipment failure or other causes, we could be subject to fines, costs, civil or criminal sanctions, face property damage or personal injury claims or be required to incur substantial investigation or remediation costs. These factors could cause disruptions in our operations and have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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
In addition, sometimes third parties register patents in technologies relevant to our business areas and assert infringement claims against us. The cost of defending against infringement claims could be significant, regardless of whether the claims are valid. If we are not successful in defending such claims, we may be prevented from using or selling certain products of ours, be liable for damages and required to make adjustments to our software, technology or products, or to obtain licenses, which may not be available on reasonable terms, any of which may have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

Other general factors and market conditions that could affect our stock price include but are not limited to changes in: (i) the market’s perception of our business; (ii) the businesses, earnings estimates or market perceptions of our competitors or customers; (iii) the outlook for the defense, homeland security and commercial aviation industries; (iv) general market, economic or health (including pandemics) conditions unrelated to our performance; (v) the legislative or regulatory environment; (vi) government defense spending or appropriations; (vii) military or defense activities and conflicts locally and worldwide; (viii) the level of national or international hostilities; and (ix) the general geopolitical environment. A significant increase in our share price can also increase our payment obligations under our stock price-linked employee compensation plans (as occurred in 2022 in respect of our 2018 Phantom Plan).

We have a major shareholder with significant influence over certain matters requiring shareholder approval. As of March 15, 2024, Federmann Enterprises Ltd. (FEL) owns approximately 44.03% of our ordinary shares, directly and indirectly. Therefore, subject to shareholder approval special majority requirements under the Israeli Companies Law - 1999, as amended (the Companies Law) and our articles of association, FEL may have significant influence over the outcome of matters requiring shareholder approval, including the election of directors. Michael Federmann, who serves as a member of our board of directors, is (through entities under his control) the controlling shareholder of FEL, and he is also the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of our ordinary shares owned by FEL. See below – Item 6. Directors, Senior Management and Employees – Board Practices – Appointment of Directors and – External Directors, Item 7. Major Shareholders and Related Party Transactions – Major Shareholders and Item 10. Additional Information – Approval of Certain Transactions and – Provisions Relating to Major Shareholders.

Risks Related to Our Israeli Operations and Environment

Conditions in Israel and the Middle East may affect our operations. Political, economic and military conditions in Israel and the Middle East directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and some of its Arab neighbors. Although the recent Abraham Accords have enhanced Israel's relations with certain countries in the Middle East, an ongoing state of hostility, varying in degree and intensity, has caused security and economic problems for Israel, and for Israeli businesses and employees. Political, economic and military conditions in Israel and the Middle East could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of brutal attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in many other parts of Israel. Israel has also been attacked by other terrorist organizations on different fronts, including from Lebanon, which have prompted military responses from Israel. Following the attacks, the State of Israel declared a state of war, which is ongoing. See Item 4. Information on the Company – Conditions in Israel – “Swords of Iron” War.

While Elbit has experienced a material increase in orders from the IMOD since the start of the “Swords of Iron” war, at the same time the war has caused operational disruptions due to mobilization of personnel for reserve duty (also see below – “Many of our employees and some of our officers are obligated to perform military reserve duty in Israel”), evacuation of facilities for security and safety reasons and supply chain disruptions. As a result, we have relocated certain production lines from areas of the country that were evacuated, recruited additional employees, increased monitoring of our global supply chain to identify delays, shortages and bottlenecks, increased inventories and rescheduled deliveries to certain of our customers as necessary. The macro-economic effects of the war also include shortages of certain materials, limitations on transportation, and resulting increases in costs. The war may also have adverse effects on our reputation, cause delays in performance of orders, cause damages to our facilities and restrict our business activities with third parties. If the war is prolonged or escalates further, for example by expanding to additional fronts or becoming a broader regional conflict, the negative effects on our business may increase. The full extent of the effects of the war on the Company's performance will depend on future developments that are difficult to predict at this time and the risks related to the war could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Many of our employees and some of our officers are obligated to perform military reserve duty in Israel.
Generally, Israeli citizens and permanent residents are obligated to perform ongoing military reserve duty up to a specified age. Reserve soldiers may also be called to active military duty at any time under emergency circumstances, for extended periods. During the “Swords of Iron” war, a considerable number of our employees were called for reserves duty – as of December 31, 2023, approximately 15% of our work force in Israel had been mobilized. Since December the number of employees mobilized has decreased to approximately 7% as of March 15, 2024, and could fluctuate depending on future developments.

In accordance with Israeli law, effective as of March 15, 2024, employees on reserve duty continue to be fully paid by the Company, while the National Insurance Institute refunds the Company for their salaries, up to a certain statutory ceiling (which is sometimes lower than the salaries we pay to such employees) with no refund provided for additional employment costs. As a result, the Company has incurred, and will likely continue to incur, costs in respect of its employees who are called to reserve duty for which it is not fully indemnified by the government. For further details see below Item 4. Information on the Company – Conditions in Israel – National Insurance Institute. Although the Company has recruited additional employees to limit the effect of reserve call-ups on its business operations, the absence of our employees, as well as those of certain of our suppliers, for extended periods could cause delays in our programs and operations, and this, as well as the costs incurred by the Company, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms, other firms doing business with Israel and Israeli-owned companies operating in other countries. These actions have increased since the commencement of the “Swords of Iron” war. In addition, foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities. See above “Risks Related to Our Markets and Industry”. Restrictive laws, policies or practices directed towards Israel or Israeli businesses or a decision to reduce trade with Israeli businesses could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Reduction in Israeli government spending or changes in priorities for defense products may adversely affect our earnings. The Israeli government may reduce its expenditures for defense items or change its defense or other priorities in the coming years. In addition, the Israeli defense budget may be adversely affected if there is a reduction in U.S. foreign military assistance. See above “Risks Related to Our Markets and Industry”. Any of the foregoing circumstances could have an adverse effect on our business, reputation, financial condition, results of operation and cash flow.

Extended periods without a stable coalition government could adversely affect the Israeli defense budget. Between 2019 and 2023, Israel has undergone five elections, with the most recent election held in November 2022. This has led to frequent changes in the composition of the government and delays in adopting budgets. This also has negatively impacted the ability of the IMOD to adopt a new budget, enter into new programs and make timely payments to its suppliers. Should such extended periods of instability reoccur, it could negatively affect our operations in Israel and have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may be affected by changes in Israel’s economy. From time to time Israel’s economy may experience inflation or deflation, low foreign exchange reserves, fluctuations in world commodity prices, and impact of military conflicts, civil and political unrest, budgetary constraints and other macro-economic changes. For example, it is widely believed that the ongoing “Swords of Iron” war has had and is anticipated to continue having adverse effects on the Israeli economy. Israel's economy may also be affected by occurrences experienced and fiscal policies employed by other international economies, such as those in the U.S. and Europe. For these and other reasons, in the past the government of Israel has intervened in the economy, employing various fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. In the beginning of 2023, the Israeli government began a process to implement changes in the Israeli judicial system. Various financial, legal and commercial organizations and entities have claimed that such changes would weaken the Israeli judicial system and, as a result, could negatively impact the economic and financial conditions in Israel. At this stage, we cannot assess the likelihood of these changes being fully implemented or any potential impact on our business. Changes in the Israeli economy, as well as various policies implemented by the Israeli government, could make it more difficult for us to operate our business and could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

Israeli law may delay, prevent or impact acquisition of our controlling interest. The Israeli Defense Entities Law (Protection of Defense Interests), 5766 – 2006 (the Israeli Defense Entities Law) requires Israeli government approval of an acquisition of “means of control” in Israeli defense companies such as Elbit Systems or Israeli defense companies we own or may acquire, in case a relevant order is issued by the Israeli government. Such an order may also contain additional conditions relating to the purchase or transfer of “means of control”. As of the date of this annual report, an order relating to us has yet to be issued. However, the IMOD initiated a process under which it intends for the Israeli government to finalize and issue an order that would designate Elbit Systems and most of our Israeli subsidiaries as “defense entities” under the Israeli Defense Entities Law. Since then, discussions have taken place between Elbit Systems and the IMOD about the terms and contents of the order. Such discussions have reached an advanced stage but have not yet been finalized. The issuance of such order could limit the ability of a potential purchaser to acquire a significant interest in our shares without the approval of the Israeli government. See also Item 4. Information on the Company – Governmental Regulation – Regulation of Israeli Defense Entities. In addition, the Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions could delay, prevent or impede an acquisition of a significant portion of our shares, even if such an acquisition would be considered beneficial by some of our shareholders.

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

We may rely on certain Israel “home country” corporate governance practices which may not afford shareholders the same protection afforded to shareholders of U.S. companies. As a foreign private issuer Elbit Systems is permitted to follow, and in certain instances has followed, home country corporate governance practices instead of certain practices otherwise required under the Listing Rules of the NASDAQ Stock Market (Nasdaq Listing Rules) for domestic U.S. issuers. As described in Item 16G. Corporate Governance, we have previously informed Nasdaq that we elected to follow certain procedures permitted under the Companies Law instead of the Nasdaq Listing Rules, which require a listed company to obtain shareholder approval for the establishment or material amendment of an equity-based compensation plan. Under this “home country practice” exception provided in the Nasdaq Listing Rules for foreign private issuers, we could in the future elect to follow home country practices in Israel with regard to a broad range of other corporate governance matters. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a United States company listed on Nasdaq, may afford less protection than is afforded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See Item 16G. Corporate Governance.

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

Our major activities include: military aircraft and helicopter systems; commercial aviation systems and aerostructures; unmanned aircraft systems (UAS); flight academy solutions, electro-optic, night vision, high power energy solutions and countermeasures systems; naval systems; land vehicle systems; munitions; command, control, communications, computer, intelligence, surveillance and reconnaissance (C4ISR) and cyber systems; electronic warfare and signal intelligence systems; and other commercial activities.

Many of these major activities have a number of common and related elements, including common technologies and products, types of programs and customer interface. Therefore, certain of our subsidiaries, divisions or other operating units often jointly conduct marketing, research and development, manufacturing, performance of programs, sales and after sales support among these major activities.

Principal Market Environment

The nature of military and homeland security requirements has evolved in recent years following the conflicts in Eastern Europe and the Middle East and the growing geopolitical instability in the Asia Pacific region. Governments around the world have announced plans to increase defense spending and demand for a range of advanced capabilities to better prepare for near peer high intensity conflicts.

This global trend has increased demand in the areas of C4ISR systems, cyber-defense systems, network centric information and operational systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems, unmanned surface vessels, remote controlled systems, precision munitions, tank, artillery and mortar munitions, vehicle survivability and force protection systems, signal intelligence (SIGINT) and electronic warfare (EW) systems, space and satellite-based defense capabilities and homeland security solutions. The technological advances in commercial technologies have led to increasing demand for technological solutions that incorporate digital transformation, including artificial intelligence, big data analytics, robotics, automation and information assurance by military forces. Moreover, there is a continuing demand for cost-effective logistic support and training and simulation services. We believe our synergistic approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in many of these areas.

We tailor and adapt our technologies, integration skills, market knowledge and operationally-proven systems to our customer's requirements in both existing and new platforms. By upgrading existing platforms with advanced technologies, we provide customers with cost-effective solutions, and our customers are able to improve their technological and operational capabilities within limited budgets. Our experience in providing “systems of systems” enables us to provide overall solutions in a range of areas to meet our customers’ comprehensive defense, homeland security and safety needs.

Following recent conflicts, governments around the world are striving to achieve independent capabilities, through focusing on the utilization of local defense industries. We believe our global footprint and local operating subsidiaries worldwide well position us to address this approach.

Segments

The Company reports segment information in five segments beginning with the year ended December 31, 2022. The Company’s segments are organized based on a combination of the nature of products and services offered, together with a geographic segment.

The Company’s five reportable segments are:

–Aerospace – mainly provides products and systems for airborne platforms, unmanned aerial solutions, precision guided munition (PGM) sensors, aerostructures, training and simulator systems, flight academy solutions, as well as commercial aviation systems.

–C4I and Cyber – mainly provides C4ISR systems, data links and radio communication systems and equipment, cyber intelligence solutions, autonomous solutions and homeland security solutions.
–Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) and Electronic Warfare (EW) – mainly provides a wide range of electro-optic and laser systems and products and also provides a wide range of EW systems and SIGINT systems.
–Land – mainly provides land-based systems and products for armored and other military vehicles, artillery and mortar systems, munitions for land, air and sea applications including PGM, armored vehicle and other platforms’ survivability and protection systems.
–Elbit Systems of America (ESA) – mainly provides products and systems solutions principally to U.S. military, foreign military sales (FMS/FMF), homeland security (HLS), medical instrumentation and commercial aviation customers.
Many of the Company's projects and programs are performed across these segments and employees and managers are encouraged to cooperate on such common projects. It is common for the reportable segments to provide their products to the same customers either through joint projects or by marketing and offering combined and integrated solutions containing a variety of capabilities, products, and technologies of the Company’s portfolio from various businesses or subsidiaries, all tailored to satisfy the customer’s or project’s specific requirements. Management also remains focused on the consolidated results as an important measure of performance, particularly given the high level of cooperation among the segments.

The following is additional information on each of our segments. Additional financial information on the segments is provided in Item 5. Operating and Financial Review and Prospects and in Item 18. Financial Statements – Notes 1, 2AC and 23.

Aerospace. Elbit Systems Aerospace offers a range of solutions including unmanned systems, training solutions, head mounted displays, avionics, PGM sensors, aerostructures and next generation aerial C4I and intelligence-gathering products and systems that are at the core of network-centric and multi-domain operations.

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

Training Solutions and Support

Our training solutions include simulators with embedded virtual training capabilities for air, land, and naval operations and joint multi-domain training. We establish training centers worldwide and offer comprehensive flight academy solutions and services. We also supply logistic support services for airborne platforms, including repair and maintenance centers.

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

C4I and Cyber. Elbit Systems C4I and Cyber offers a range of C4I, communication, autonomous systems and digital intelligence and cyber capabilities providing digital networked warfare solutions to military forces, intelligence agencies, homeland security forces, law enforcement agencies and first responders.

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

Intelligence and Cyber

Our Intelligence & Cyber portfolio includes big data and analysis solutions that provide intelligence, military and law enforcement agencies with timely and actionable intelligence on a range of threats. Our solutions are designed to integrate secure cloud-based and defense driven generative AI products. Our end-to-end solutions aggregate and fuse large volumes of data from a wide spectrum of intelligence sources, including HUMINT, COMINT, WEBINT, OSINT and, IMINT and apply advanced information technologies, including big data, artificial intelligence (AI) and machine learning, to analyze the data. We also provide advanced cyber protection tools to protect network endpoints.

Robotics and Autonomy Systems & Sensing (RAS-S)

We design, integrate and deploy a range of robotic and autonomy systems (RAS). We also develop and produce sensors using a variety of technologies such as light detection and ranging (LIDAR), ultra wide band (UWB) and physical intelligence (PhysInt), for specific tactical mission requirements. We provide comprehensive, multi-layered solutions for one-to-many autonomous swarms and platforms capable of performing tactical operational missions or human-machine teaming by unmanned ground platforms and military-grade tactical drones. Our open architecture modular approach enables integration of robotic systems, sensors and effectors tailored to the operational requirements of the customer.

ISTAR and EW. Elbit Systems ISTAR and EW designs, manufactures and supports a diverse range of systems and sensors that leverage our advanced technological capabilities across electro-optics (EO), lasers and the electromagnetic spectrum. These systems and sensors are incorporated into comprehensive solutions for aerospace, ground and maritime applications. Our systems, sensors and applications can be provided standalone to defense customers or integrated into a solution provided by the Company's other segments and by other defense prime contractors.

The ISTAR and EW segments portfolio includes the following main capabilities:

Optronics and Laser Systems

The Optronics and Laser Systems portfolio includes self-protection suites, electronic countermeasure systems and sensors, surveillance and intelligence sensors for airborne, ground and naval platforms and payloads for unmanned platforms.
Our portfolio of EO systems and solutions includes integrated vision and targeting solutions, laser range-finders and laser designators, stabilized payloads, electro-optic intelligence, surveillance and reconnaissance (ISR) systems, Directional Infrared Countermeasure (DIRCM) systems as well as multiple vision-enhancing solutions for military forces and multi-spectral payloads and telescopes for space applications. We are a leading supplier of laser technology for military applications including high-power laser technology and solutions.

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

Naval Combat Management and Sonar Systems

We provide unmanned surface vessels (USV) for mine counter-measure (MCM) and anti-submarine warfare (ASW) missions, equipped with an array of sonars and underwater acoustic payloads.

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

The Land segment portfolio includes the following main capabilities:

Indirect Fire Systems

We provide a range of self-propelled automatic and semi-automatic 155mm howitzers that are designed to be adaptable and mounted on a broad range of truck chassis. We also provide fully automatic rocket-launchers that can launch a broad variety of precision-guided and free-flying rockets with various effective ranges. We also provide comprehensive mortar and tactical precision firepower solutions. These include mortar systems integrated on a variety of platforms and a range of 120mm mortar ammunition.

Turrets and Weapons Systems

We design, develop, manufacture and integrate turrets and weapon systems for ground combat vehicles including main battle tanks, armored personnel carriers and infantry fighting vehicles. Our portfolio includes remote-controlled weapon systems, manned and unmanned turrets, tanks and combat vehicle upgrade and modernization solutions, situational awareness systems and other combat vehicle systems.

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

Active Protection Systems

We provide advanced survivability solutions for combat vehicles. For example, our Iron Fist Active Protection System (APS) provides a multi-layer active armor protection solution and we also supply soft-kill systems. Our advanced combat vehicle systems provide full 360-degree situational awareness in an open architecture as well as integrating the APS. Our solutions are offered as standalone to combat vehicle manufacturers or as part of combat systems provided by Elbit Systems.

Elbit Systems of America (ESA). Elbit Systems of America mainly provides products, system solutions, and support services focused on the defense, homeland security, law enforcement, commercial aviation, and medical instrumentation markets. Most of ESA's revenues are derived from the U.S. government, its allies, or large prime U.S. defense contractors.

ESA provides a range of capabilities from advanced electro-optics to maintenance and repair of complex military hardware and systems, commercial aviation and medical instrumentation. These capabilities are used on land, in the sea, and in the air. In addition to developing and manufacturing advanced solutions, we maintain the systems and components we create, and we frequently maintain systems originally manufactured by other contractors.

ESA frequently acts as a prime contractor in the U.S. for the products and services of the Company's other segments, leveraging the Company's wide technologies and capabilities. The ESA portfolio includes various capabilities based on the technologies and solutions of the Company's other segments, as well as U.S originated capabilities.

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

–Ground combat vehicle systems such as turrets, vehicle protection systems, 360-degree situational awareness solutions, and vehicular components;

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

-    Commercial aviation portfolio including a line of air data products, cockpit instrumentation and vision systems;

-    ESA’s subsidiary KMC Systems develops advanced clinical and operational solutions for life science customers in the intelligent lab and fluidic automation space.

Revenues

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2021, 2022 and 2023:

	2021	2022	2023
Israel	21%	19%	19%
North America	30%	27%	24%
Europe	17%	23%	30%
Asia-Pacific	27%	26%	21%
Latin America	2%	2%	2%
Others	2%	3%	4%

The table below shows our consolidated revenues by reported segments for the years ended December 31, 2021, 2022 and 2023:
(U.S. dollars in millions)

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
Aerospace
External customers	$1,281.4	$1,471.1	$1,613.2
Intersegment revenue	301.9	262.1	260.1
	1,583.3	1,733.2	1,873.3
C4I and Cyber
External customers	590.1	631.3	668.4
Intersegment revenue	34.6	47.1	52.7
	624.7	678.4	721.1
ISTAR and EW
External customers	888.2	882.2	996.9
Intersegment revenue	138.1	163.4	182.5
	1,026.3	1,045.6	1,179.4
Land
External customers	1,028.1	1,075.8	1,241.0
Intersegment revenue	88.8	92.7	65.2
	1,116.9	1,168.5	1,306.2
ESA
External customers	1,490.7	1,451.1	1,455.2
Intersegment revenue	2.1	5.6	9.7
	1,492.8	1,456.7	1,464.9
Revenues
Total revenues (external customers and intersegment) for reportable segments	5,844.0	6,082.4	6,544.9
Less - Intersegment revenue	(565.5)	(570.9)	(570.2)
Total consolidated revenues	$5,278.5	$5,511.5	$5,974.7

Subsidiary Organizational Structure

Our beneficial ownership interest in our major subsidiaries is set forth in Exhibit 8 to this annual report. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

Below is a general description of our major subsidiaries, each of which is wholly-owned. We also have other smaller subsidiaries and investments in companies in Israel, Europe, North America, South America and Asia-Pacific that conduct marketing, engineering, manufacturing, logistic support and other activities, principally in the subsidiary’s local market. Our subsidiaries generally operate across our segments, often in collaboration with us and with other subsidiaries.

Elbit Systems of America

Elbit Systems of America, a Delaware limited liability company, and its subsidiaries, provide products and systems solutions focusing on U.S. military, homeland security, medical instrumentation and commercial aviation customers. Elbit Systems of America and its subsidiaries have operational facilities in Fort Worth, Texas, Merrimack, New Hampshire, Charleston, South Carolina, Talladega, Alabama, Roanoke, Virginia, Fairfax, Virginia, Boca Raton, Florida and DeLeon Springs, Florida. Elbit Systems of America also has a 50% interest in a joint venture with Collins Aerospace, a unit of Raytheon Technologies Corp., which is engaged in the area of helmet-mounted display systems for fixed-wing military and para-military aircraft. Elbit Systems of America acts as a contractor for U.S. Foreign Military Financing (FMF) and Foreign Military Sales (FMS) programs. See below “Governmental Regulations – Foreign Military Financing (FMF)”. Each of Elbit Systems of America’s operational facilities has engineering and manufacturing capabilities. Elbit Systems of America’s manufacturing facilities in Alabama, Texas, New Hampshire, Virginia and Florida also have significant maintenance and repair capabilities. See below “Manufacturing” and “Customer Satisfaction and Quality Assurance”.

Elbit Systems of America, Elbit Systems and intermediate Delaware holding company subsidiaries are parties to a Special Security Agreement (SSA) with the United States Department of Defense (DoD). The SSA provides the framework for controls and procedures to protect classified information, controlled unclassified information and export-controlled data. The SSA allows the Elbit Systems of America companies to participate in classified U.S. government programs even though, due to their ownership by Elbit Systems, the Elbit Systems of America companies are considered to be under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of Elbit Systems of America’s board of directors was permanently established to supervise and monitor compliance with Elbit Systems of America’s export control and national security requirements. The SSA also requires Elbit Systems of America’s board of directors to include outside directors who have no other affiliation with the Company. Elbit Systems of America’s board of directors also includes an officer of Elbit Systems of America and up to two inside directors, who have other affiliations with the Company. The SSA requires outside directors and officers of the Elbit Systems of America companies who are directors, and certain other senior officers, to be U.S. resident citizens and eligible for DoD personnel security clearances.

Sparton DeLeon Springs, LLC (Sparton DeLeon Springs), a subsidiary of Elbit Systems of America and Sparton Corporation (Sparton), which was acquired by Elbit Systems of America in 2021, is a party to and operates under a Proxy Agreement to which Elbit Systems of America, Elbit Systems and the DoD are also parties. The Proxy Agreement is necessary because Sparton DeLeon Springs performs more sensitive programs in support of the U.S. Navy’s anti-submarine warfare efforts that require additional protection from a U.S. national security perspective. Under the Proxy Agreement, three independent proxy holders, who have no prior affiliation with Sparton DeLeon Springs, Elbit Systems or Elbit Systems of America, govern the affairs of Sparton DeLeon Springs and monitor compliance with the U.S. government’s export control and national security requirements. The Proxy Holders and certain senior officers of Sparton De Leon Springs must be resident U.S citizens and eligible for DoD personnel security clearances.

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

During 2023 and the beginning of 2024, we continued to invest resources in pursuing acquisition and investment opportunities that meet our strategic goals and acquisition criteria in key markets.

In addition, we continue to evaluate our holdings and from time to time pursue divestiture of businesses that are not considered to be core to our strategy.

Property, Plant and Equipment

Facilities Owned or Leased by the Company (square feet)

	Israel(1)	U.S.(2)	Other Countries(3)
Owned	2,066,738	894,735	1,039,287
Leased	7,035,265	861,043	635,479
(1)Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

(2)Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, South Carolina Florida, Alabama and Virginia. The facilities in New Hampshire, Florida and Alabama are located on owned land totaling approximately 109 acres. Universal Avionics Systems Corporation's facilities are located in Arizona, Washington and Georgia, of which 166,000 square feet are owned and 83,000 square feet are leased.

(3)Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America, Canada and Asia-Pacific.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $196 million. We believe that our current facilities are adequate for our operations as now conducted.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products, as well as certain technologies and services. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense-related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2023, more than 50% of our revenue was derived from exports subject to Israeli export regulations.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense and dual use products, as well as defense-related technical data and defense services to Israel and other countries, is subject to applicable authorizations of the U.S. government, typically under the U.S. International Traffic in Arms Regulations (ITAR) and the U.S. Export Administration Regulations (EAR). Such authorizations may be in the form of export and import licenses, as well as technical assistance agreements (TAAs) or manufacturing license agreements (MLAs) for transfers of technical data and performance of defense services. This also applies to any other U.S. entities who export defense products or defense-related services and technology to our Israeli and other non-U.S. entities, in order to perform work for U.S. programs or to work with U.S. contractors in third countries. Employment by our U.S. affiliated companies of Israeli nationals assigned to work in defense-related technical areas is also subject to licensing requirements. Applications for export authorizations require disclosure of information regarding the intended sales and users of the applicable hardware, software or technology. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Our business is also affected by other governments’ export regulations, including with respect to end user restrictions of our suppliers’ governments.

Regulation of Israeli Defense Entities. The Israeli Defense Entities Law establishes conditions for the approval of an acquisition or transfer of “means of control” of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” occurs through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Minister of Economy. No such order for Elbit Systems has been issued as of the date of this annual report. However, in 2021, the IMOD initiated a process under which it intends for the Israeli government to finalize and issue an order that would designate Elbit Systems and most of our Israeli subsidiaries as “defense entities” under the Israeli Defense Entities Law.

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

Since the IMOD initiated the process mentioned above, discussions have taken place between Elbit Systems and the IMOD regarding the terms, scope and contents of the order, which have reached an advanced stage but have not yet been finalized.

Approval of U.S. and Other Defense Acquisitions. Many countries in addition to Israel require governmental approval of acquisitions of local defense companies or assets by foreign entities. Mergers and acquisitions of defense-related and other potentially sensitive businesses in the U.S. are subject to the Foreign Investment Risk Review Modernization Act of 2018 (FIRRMA). Under FIRRMA, our acquisitions of defense-related and other potentially sensitive businesses in the U.S. require review, and in some cases approval, by the Committee on Foreign Investment in the United States (CFIUS). CFIUS has the authority to impose additional restrictions through National Security Agreements (NSA) as part of its review and approval of the acquisitions. Elbit Systems of America is subject to several NSAs.

“Buy American” Laws. The U.S. “Buy American” laws impose price differentials or prohibitions on procurement of products purchased under U.S. government programs. The price differentials or prohibitions apply to products that are not made in the United States or that do not contain U.S. components making up at least 60% of the total cost of all components in the product. However, a Memorandum of Agreement between the United States and Israeli governments qualifies Israeli products as “U.S. content” for the purposes of the Buy American laws for specified products, including most of the products currently sold in the United States by Elbit Systems and our Israeli subsidiaries.

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

Procurement Regulations. Solicitations for procurement by governmental purchasing agencies in Israel, the United States and other countries are governed by laws, regulations and procedures such as those relating to procurement integrity, including due diligence, avoiding conflicts of interest and corruption, and meeting information assurance and cyber-security requirements. Such regulations also include provisions relating to the avoidance of human trafficking and counterfeit parts in the supply chain. In view of the ongoing conflict between Russia and Ukraine, various countries and organizations have adopted specific sanctions and regulations to restrict, among other things, the use of certain goods and technologies originating from Russia. Similarly, the United Stated has adopted specific regulations to restrict, among other things, the procurement of goods or services from specific Chinese entities. Such regulations may apply to us, as well as our supply chain.

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

There has also been an increased focus on cybersecurity, as global privacy, cybersecurity and data protection-related laws and regulations are evolving, extensive, and complex. We are also required to comply with expanding and increasingly complex cybersecurity regulations and guidelines in the United States, Israel and elsewhere with respect to reporting adverse events and additional requirements for avoiding or responding to an adverse event.

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

Increased public concern may result in more international, U.S. federal, and/or regional requirements to reduce or mitigate the effects of climate change, such as regulating greenhouse gas emissions, policies mandating or promoting the use of renewable or zero-carbon energy and sustainability initiatives, and additional taxes on fuel and energy. Legislation or regulations may be enacted or promulgated in any jurisdiction in which we do business that impose more stringent restrictions and requirements than our current legal or regulatory obligations. In January 2023, the European Corporate Sustainability Reporting Directive (CSRD) came into force, which requires in-scope companies, among other things, to make sustainability reports including certain mandatory disclosures and other voluntary disclosures on impacts, risks, and opportunities in relation to sustainability matters identified as material by the relevant entity. On March 6, 2024, new SEC rules on climate-related disclosure were adopted which will subject us to burdensome and potentially costly emissions and other data gathering and reporting requirements. The Company is currently assessing the potential impact of the CSRD and SEC rules.

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

Financing Terms

Types of Financing. There are several types of financing terms applicable to our contracts. In some cases, we receive progress payments related to our progress in performing the contract. Sometimes we receive advances from the customer at the beginning, or during the course, of the project, and sometimes we also receive milestone payments for achieving specific milestones. In some programs we extend credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that we finance all or part of the project’s costs for various periods of time. In some cases, we enter into arrangements in which we sell our rights under certain accounts receivables from our contracts with customers, on a non-recourse basis, to advance payments on their account. See Item 18. Financial Statements – Notes 2AA and 2AD(3).

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

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under contracts for end use by the IMOD or the Israel Defense Forces (IDF). This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. When the IMOD funds research and development, it usually acquires rights in the data developed under such funding. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales in relation to sales resulting from government financed development. However, if only the product is purchased without development effort, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we attempt to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

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

Our companies in Israel have collectively been awarded the Israel Defense Prize 32 times, recognizing extraordinary contributions to defense technological innovations.

Our customers, the Israel Innovation Authority in the Ministry of Economy and Industry (formerly the Office of Chief Scientist) and other R&D granting authorities sometimes participate in our R&D funding for our Israeli-based companies. Some of our subsidiaries outside of Israel receive funding of certain of their R&D activities from their respective governments or customers. We also invest our own funds in research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2021, 2022 and 2023.

(U.S. dollars in millions)	2021	2022	2023
Total Investment	$447.9	$501.8	$502.6
Less Participation*	(52.8)	(66.1)	(78.2)
Net Investment	$395.1	$435.7	$424.4

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

As part of our efforts to protect our employees while maintaining business continuity during the “Swords of Iron” war, we have relocated some of our production lines from facilities in areas of the country that have been evacuated to other facilities.

Seasonality

Although revenues may sometimes increase towards the end of a fiscal year, no material portion of the Company’s business is considered to be seasonal. The timing of revenue recognition is based on several factors. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.

Supply Chain

We conduct supply chain activities that consist of procurement, logistics and planning at most of our operational facilities. On a global company level, we use a “hybrid” operating model that combines global procurement management, logistics and planning. By using this model, we strive to leverage economies of scale, develop centers of excellence and reduce supply chain cycle times and risks. The raw materials we use are generally available from a range of suppliers internationally. We generally do not depend on single sources of supply, however, in some projects, specific subcontractors are designated by the customer (sometimes with specific requirements for localization). In some cases our sources of supply are limited due to restrictions that we, the Israeli government, the U.S government or others impose. We use supplier performance and risk management tools and other methodologies to monitor suppliers’ on-time delivery and quality and encourage them to continuously improve their performance and reduce supply chain risks. We require our suppliers to adhere to our Supplier Code of Conduct and to comply with a range of procurement compliance standards, including those relating to the avoidance of human trafficking, counterfeit parts and conflict minerals. Our production strategy is usually “Make To Order” (MTO), where materials and products are purchased and manufactured following receipt of a customer purchase order. As a result of the Covid-19 pandemic the conflict between Russia and Ukraine and the increased tension in the Middle East related to the “Swords of Iron” war there has been greater market volatility than in the past, with respect to the costs of transportation, the availability of which has become limited, and the costs of some of the raw materials and components that we utilize, as well as certain market shortages and limitations and delays in supply. In some cases, we have increased our inventories in order to partially offset these supply chain disruptions, support the production to answer the growing demand of the IMOD and maintain deliveries to our customers.

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

We also use project management methods such as Kaizen and Lean. We evaluate such processes on a regular basis. Our processes are based on various engineering planning and developing tools. This infrastructure, together with recognized management methodologies and applications, assists us in our efforts to provide high quality and on-time implementation of projects. We are advancing in the process of implementing an ERP system, with the goal of consolidating uniform best practices for quality and operations across the organization. As part of the ERP ecosystem, we are in the process of adapting and implementing a new Manufacturing Operations Management (MOM) system, an advanced Manufacturing Execution System (MES), aiming to enhance our production efficiency and “Industry 4.0” readiness. In this framework, we are also working to implement digital transformation processes and integrate advanced analytics in our production lines. We also maintain applicable certifications for our information technology systems.

All Israeli operational sites are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100 (certified for revision D and compliant to AQAP requirements), AS9115 for software, ISO-14001, ISO-45001, FAA Part 145 and European Aviation Safety Agency (EASA) Part 145 for maintaining civil products, Part 21 G for production of civil products and EMAR NLD-MAR-21 for production of military aviation products. All of our operational sites in Israel are also certified for ISO-27001 (Information Security Management System), ISO-27032 and ISO-27035 for cyber security, ISO/IEC 27018:2019 (Information technology Security techniques Code of practice for protection of personally identifiable information (PII) in public clouds acting as PII processors) and ISO/IEC 27017:2015 (Information technology Security techniques Code of practice for information security controls based on ISO/IEC 27002 for cloud services). Representatives of our customers generally test our products before acceptance. A number of our customers have authorized us to conduct acceptance testing of our products on their behalf.

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

In the U.S., generally Elbit Systems of America leads our sales and marketing activities from its facilities throughout the U.S. Elbit Systems of America operates under a Special Security Agreement, and a subsidiary of Elbit Systems of America (Sparton DeLeon Springs) operates under a Proxy Agreement, both of which allow Elbit Systems of America and its subsidiaries to work on certain classified U.S. government programs. See above “Subsidiary Organizational Structure – Elbit Systems of America.” Our subsidiaries in other countries typically lead the marketing activities in their home countries, often assisted by marketing and business development personnel based in Israel.

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

Competitors in the sale of some of our products to the government of Israel include Israel Aerospace Industries and Rafael Advanced Defense Systems among others. Outside of Israel, we compete in a number of areas with major international defense and homeland security contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Northrop Grumman, Raytheon, General Dynamics, BAE Systems, L3Harris, Thales, Airbus, Leonardo, Saab, Textron, Teledyne Technologies, Boeing, Lockheed Martin, AeroVironment, Rohde & Schwarz, Rheinmetall, Kongsberg, Safran, Hensoldt, CMC, CAE, Aselsan, Bharat Electronics, Cubic, Cognyte, Baykar, Turkish Aircraft Industries, Hanwha, LIG Next1 and Poongsan. Many of these competitors have greater financial, marketing and other resources than we do. We also compete in the worldwide defense and homeland security markets with numerous smaller companies. In certain cases, we also engage in strategic cooperative activities and in specific projects with some of our competitors, such as original equipment manufacturers (OEMs) in the U.S. and Europe.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Sometimes, our revenues from an individual customer account for more than 10% of our revenues in a specific year. Our only such customers during the last three years were the IMOD, which accounted for 18% in 2021, 17% in 2022 and 16% in 2023, and the U.S. government, which accounted for 21% in 2021, 19% in 2022 and 17% in 2023.

Environmental, Social and Governance (ESG) Practices

Policy. We place importance on our ESG practices, including environmental, health and safety (EHS); corporate governance, ethics and anti-corruption; fair labor practices and human rights; supply chain compliance; and social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing responsible and ethical business practices. Our ESG policies are overseen by our board of directors (Board) and managed by our senior management. We establish multi-year ESG-related goals. Our ESG activities support our involvement as active members in leading sustainability and ethics organizations. We published an ESG Highlights Report for years 2021-2022, available on our website, detailing our main ESG-related activities, including our progress towards achieving ESG-related goals.

Environmental, Health and Safety Compliance. As part of our overall ESG policies, we are committed to leading environmental, health and safety standards in all aspects of our operations. This includes all regulatory requirements as well as compliance with ISO-14001 and ISO-45001 standards. We also conduct a number of measures on an ongoing basis to promote environmentally friendly operational practices and address climate change goals, including measures to reduce electricity, fuel and water consumption, to increase recycling and to incorporate environmental protection measures in our manufacturing processes (see “Manufacturing” above).We are also engaged in various business and operational activities related to the environment. For example, in 2023 one of our subsidiaries, Opgal Optronic Industries Ltd., added a production line for its methane leaks detection camera, which enables monitoring and treatment of greenhouse gas emissions that are harmful to the environment.

We utilize a global EHS management system and internal audits and surveys to address risk analysis, regulatory compliance and policy updates. EHS risks are an integral part of our risk management processes. We periodically review and assess our compliance with applicable EHS regulations and our internal policies, address gaps and establish corresponding action plans. In 2023, we participated in the Carbon Disclosure Project for the fourth time and published for the fourth time an EHS report summarizing key elements of our compliance activities, which is available on our website. There are no material environmental issues that prevent the Company from using our facilities or materially affect our ongoing activities.

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

In addition to our Code of Business Conduct and Ethics (Ethics Code) (see Item 16B. – Code of Ethics) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating a range of policies and procedures. This includes the anti-bribery/corruption area where we have a policy of zero tolerance for corruption. Our anti-bribery/corruption compliance program also includes a number of elements such as whistleblower and investigation processes, contractual requirements, due diligence, ongoing organization-wide as well as function-focused training, record keeping and enforcement. We also expect our supply chain and Industrial Participation/ offset transactions to follow ethical practices (see “Supply Chain Compliance” below). Our Ethics Code, Whistleblower and Investigations Procedure, Anti-Bribery and Corruption Compliance Policy, Procedure on Anti-Bribery and Corruption Due Diligence, Business Entertainment and Gifts Policy and Supplier Code of Conduct are published on our website. We are also active in a number of international organizations relating to ethics and compliance.

Fair Labor Practices and Human Rights. Our ESG policies address fairness and transparency in our workforce, and we promote and implement fair labor practices and employees’ human rights throughout our organization. Our Human Rights Statement, which was adopted by our Board, is published on our website. We respect data privacy relating to our employees. We act to prevent sexual harassment and workplace bullying. We also implement non-discriminatory hiring and promotion practices and actively pursue gender diversity in our workforce. In addition, we promote transparency with our employees regarding our labor and management practices. As part of the implementation of the Equal Pay for Female and Male Employees Law in Israel, we conduct an evaluation regarding possible gender pay gaps among our employees according to the criteria provided by the law, and publish the results on our website. We also provide certain information to our employees, as required under the law.

Compliance with the Convention on Cluster Munitions. All of our activities in the area of munitions, including those of IMI, are in compliance with the international Convention on Cluster Munitions that entered into force in August 2010.

Supply Chain Compliance. Our policy is to follow leading ESG practices in relation to our supply chain. Our suppliers are required to commit to our Supplier Code of Conduct, which is published on our website, that addresses supply chain compliance issues such as fair labor practices, combating human trafficking, ethics and anti-corruption, avoidance of conflicts of interests, restrictions on the use of conflict minerals, cyber security and prevention of counterfeit parts. Our Supplier Code of Conduct also provides a whistleblower mechanism for current and potential members of our supply chain. Our Industrial Participation/ offset activities also are conducted in accordance with our supply chain compliance policies and procedures.

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

Conditions in Israel

“Swords of Iron” War. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of brutal attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in many other parts of Israel. Israel has also been attacked by other terrorist organizations on different fronts, including from Lebanon, which have prompted military responses from Israel. Following the attacks, the State of Israel declared a state of war, which is ongoing.

Since the commencement of hostilities, Elbit Systems has experienced a material increased demand for our products and solutions from the IMOD compared to the demand levels prior to the war. We have also increased our support to the IMOD, mainly through deliveries of our systems and the dedicated efforts of our employees. At the same time, the Company continues to support its international customers. Since the beginning of the “Swords of Iron” war, the Company has been awarded various contracts by the IMOD in an aggregate amount of over $2 billion, as of March 15, 2024. Out of such amount, approximately $900 million is included in the Company’s backlog of orders as of December 31, 2023. Subject to further developments, which are difficult to predict, the IMOD’s increased demand for the Company’s products and solutions may continue and could generate material additional orders to the Company.

While the vast majority of our facilities in Israel continue to operate uninterrupted, some of our operations have experienced disruptions due to supply chain and operational constraints, the relocation of certain production lines, evacuation of employees and mobilization of our employees for reserve duty. As of December 31, 2023, approximately 15% of our work force in Israel had been mobilized. As of March 15, 2024, the number of employees mobilized has decreased to approximately 7% and could fluctuate depending on future developments.

Elbit Systems has taken a number of steps to protect the safety and security of our employees, support our increased production, mitigate potential supply chain disruptions and maintain business continuity, among them relocation of production lines from facilities in areas of the country that have been evacuated to other facilities; recruitment of additional employees; increased monitoring of our global supply chain to identify delays, shortages and bottlenecks; rescheduling deliveries to certain of our customers as necessary; and increasing inventories.

The extent of the effects of the war on the Company's performance will depend on the future developments of the war that are difficult to predict at this time, including its duration and scope. We continue to monitor the situation closely.

Trade Agreements. Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a party to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from several countries. These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

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

Israeli Labor Laws. Our employees in Israel are subject to Israeli labor laws. Some employees are also affected by provisions of collective bargaining agreements. These labor laws and collective bargaining agreements concern, inter alia, employment terms (such as working hours, minimum wages, pension and social rights, annual leave, sick leave, parental rights, work related accidents), procedures and conditions for dismissal, employment of temporary or external workforce and other conditions of employment.

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

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2023, the payments to the National Insurance Institute were equal to approximately 19.6% of wages, subject to a cap if an employee’s monthly wages exceed a specified amount. The employee contributes approximately 61.2%, and the employer contributes approximately 38.8%.

During the “Swords of Iron” war, some of our employees were mobilized for reserve duty (see above “Swords of Iron” War”). In accordance with the Israeli law in effect as of March 15, 2024, employees on reserve duty continue to be fully paid by the Company, while the National Insurance Institute refunds the Company for their salaries, up to a certain statutory ceiling (which is sometimes lower than the salaries we pay to such employees) with no refund provided for additional employment costs. As a result, the Company has incurred, and will likely continue to incur, costs in respect of its employees who are called to reserve duty for which it is not fully indemnified by the government. The relevant authorities in the Israeli government have initiated certain processes to promote an arrangement, according to which in some cases and subject to certain conditions, employers will be indemnified by the government, up to a certain statutory ceiling, for certain additional employment costs related to social benefits of its employees that were called for reserve duty in a state of emergency, as defined by law. There is no certainty that such arrangement will be approved.

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

We recognize revenues for each of the identified performance obligations when our customer obtains control of the products or services. The assessment of when the customer obtains control involves significant judgments, including, inter alia, whether there is an alternative use for a product, the contract terms, assessment of the enforceable rights for payments, and technical or contractual constraints. As a practical expedient we may occasionally account for group of performance obligations or contracts collectively, as opposed to individually by using the “portfolio approach” or the “series of distinct goods and services” method. Under the “portfolio approach” practical expedient, the Company may combine individual performance obligations, if the goods or services of the individual performance obligations have similar characteristics and the Company reasonably expects that the effect on the financial statements of applying this guidance would not defer materially from applying the guidance to the individual contracts or performance obligations within that portfolio. In addition, as a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of control is less than one year.

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

Service revenues include contracts primarily for the provision of supplies and services other than those associated with activities related to the design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which is distinct from a design, development or products delivery contract. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the contract is performed. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, “stand ready” type maintenance contracts, training and similar activities. Revenues from service contracts or performance obligations were less than 10% of total revenues in each of the fiscal years 2023, 2022 and 2021. For additional information see Item 18. Financial Statements – Note 2S.

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

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable property, plant and equipment and intangible assets, are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant and Equipment Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. During the years ended December 31, 2021, December 31, 2022 and December 31, 2023, no material impairment of long-lived assets was identified. See Item 18. Financial Statements – Notes 2I and 2P for additional information.

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

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. For each of the three years ended December 31, 2023, no material impairment of goodwill was identified. See Item 18. Financial Statements - Note 2P for additional information.

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

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 “Income Taxes” guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2021, 2022 and 2023, certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Elbit Systems and certain of our Israeli subsidiaries are undergoing tax audits by the Israeli Tax Authority. As of December 31, 2023, the provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

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

Recent Accounting Pronouncements

See Item 18. Financial Statements – Note 2AE.

Long-Term Arrangements and Commitments

Government Funding of Development. Elbit Systems and certain Israeli subsidiaries partially finance our research and development expenditures under programs sponsored by the Israel Innovation Authority (IIA) in the Ministry of Economy (formerly the Office of the Chief Scientist) for the support of research and development activities conducted in Israel. At the time the funds are received, successful development of the funded projects is not assured. In exchange for the funds, Elbit Systems and the subsidiaries pay 2% to 5% of total sales of the products developed under these programs. The obligation to pay these royalties is contingent on actual future sales of the products. Elbit Systems and some of our subsidiaries may also be obligated to pay certain amounts to the IMOD and others on certain sales including sales resulting from the development of some of the technologies developed with such respective entity’s funds. See Item 4. Information on the Company – Conditions in Israel – Israel Innovation Authority and Investment Center Funding and Item 18. Financial Statements – Note 2U and Note 21A.

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment, excluding imputed interest, as of December 31, 2023 were as follows: $82.1 million for 2024, $70.0 million for 2025, $55.9 million for 2026, $42.1 million for 2027, $36.2 million for 2028 and $251.5 million for 2029 and thereafter. See Item 18. Financial Statements – Note 9.

Bank and Notes Covenants. In connection with our Series B, C and D Notes, bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. See below “Financial Resources”. Such covenants include, inter alia, requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio, total leverage, equity and net financial debt. See Item 18. Financial Statements – Note 21E. In respect of each of the 12 month periods ending December 31, 2022 and 2023, the Company was in material compliance with its loan obligations.

Commercial Paper. In August 2023, Elbit Systems completed an issuance in Israel of U.S. Dollar denominated commercial paper in an amount of approximately $300 million par value, followed by an additional amount of approximately $14 million par value in September 2023, bearing an annual interest of the three-months SOFR interest rate and an additional 1%. The commercial paper is for a term of 90 days, which may be extended by additional periods of 90 days each, up to a maximum period of five years, and is also subject to early repayment at the request of an investor with a seven business days notice, or at the Company's discretion, with a twenty-one days prior notice. The commercial paper is not listed on any stock exchange.

Bank and Other Financial Institution Guarantees. As of December 31, 2023 and 2022, guarantees in the aggregate amount of approximately $4,358 million and $3,858 million, respectively, were issued by banks and other financial institutions on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2023 and 2022 we had purchase commitments of approximately $3,856 million and $3,029 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and frequently also include our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2023

See Item 4. Information on the Company – Mergers, Acquisitions and Divestitures and Item 18. Financial Statements – Note 1D.

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

Our backlog of orders as of December 31, 2023 was $17,756 million, of which 72% was for orders outside Israel. Our backlog of orders as of December 31, 2022 was $15,118 million, of which 75% was for orders outside Israel. Approximately 60% our backlog as of December 31, 2023 is scheduled to be performed during 2024 and 2025. The rest of the 40% balance is scheduled to be performed in 2026, 2027 and thereafter. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

The “Swords of Iron” war, as well as the ongoing conflict between Russia and Ukraine that escalated with the Russian invasion in 2022, have elevated geopolitical tensions throughout the world. These conflicts have also changed military and homeland security requirements, that until recently were focused on low intensity conflicts and defense against terrorism and cyber-attacks. Governments around the world have announced plans to increase defense spending and procure a range of advanced capabilities to better prepare for high intensity “near peer” conflicts.

The deployment of large armored formations and the increased tempo and intensity of the conflicts have led to a change in defense procurement priorities and increased demand for capabilities that enable the fielding of large mechanized military formations capable of performing multi-domain operations and at the same time, addressing the risks presented by innovative technological capabilities deployed extensively in modern battlefields, such as remotely piloted aircraft and advanced munitions.

This global trend has increased demand in the areas of C4ISR systems, cyber-defense systems, network centric information and operational systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems, unmanned surface vessels, remote controlled systems, precision munitions, tank, artillery and mortar munitions, vehicle survivability and force protection systems, signal intelligence (SIGINT) and electronic warfare (EW) systems, space and satellite-based defense capabilities and homeland security solutions. The technological advances in commercial technologies have led to increasing demand for technological solutions that incorporate digital transformation, including artificial intelligence, big data analytics, robotics, automation and information assurance by military forces. Moreover, there is a continuing demand for cost-effective logistic support and training and simulation services.

One result of these conflicts has been plans announced by numerous European countries to significantly increase defense spending and strengthen their armed forces, which will likely take time to fully implement. This development has created various opportunities for Elbit Systems and its European subsidiaries and we believe that our core technologies and abilities will enable us to take advantage of many of these trends. At the same time, the conflicts have resulted in supply chain disruptions, market volatility and global sanctions (see Item 3. Risk Factors – Risks Related to our Operations).

Since the beginning of the “Swords of Iron” war the IMOD's demand for our products and solutions has materially increased. The war has also affected our operations, human resources and other aspects of our business. For additional information see Item 4. Information on the Company – Conditions in Israel – “Swords of Iron” war, and Item 3. Key Information – Risk Factors – Risks Related to Our Israeli Operations and Environment – Conditions in Israel and the Middle East may affect our operations.

Currently, we cannot assess the full impact of the “Swords of Iron” war nor of the conflict between Russia and Ukraine on our business.

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2023.
(in thousands of U.S. dollars except per share data)

	Year Ended December 31, 2023	%	Year Ended December 31, 2022	%	Year Ended December 31, 2021	%
Revenues	$5,974,744	100.0	$5,511,549	100.0	$5,278,521	100.0
Cost of revenues	4,491,790	75.2	4,138,266	75.1	3,920,473	74.3
Gross profit	1,482,954	24.8	1,373,283	24.9	1,358,048	25.7
Research and development (R&D) expenses	502,654	8.4	501,777	9.1	447,852	8.5
Less – participation	(78,234)	(1.3)	(66,127)	(1.2)	(52,765)	(1.0)
R&D expenses, net	424,420	7.1	435,650	7.9	395,087	7.5
Marketing and selling expenses	359,141	6.0	326,020	5.9	291,751	5.5
General and administrative expenses	330,285	5.5	313,047	5.7	267,362	5.1
Other operating income, net	—	—	(68,918)	(1.3)	(14,660)	(0.3)
	1,113,846	18.6	1,005,799	18.2	939,540	17.8
Operating income	369,108	6.2	367,484	6.7	418,508	7.9
Financial expenses, net	(137,827)	(2.3)	(51,364)	(0.9)	(40,393)	(0.8)
Other income (expenses), net	(4,787)	(0.1)	(23,562)	(0.4)	5,336	0.1
Income before taxes on income	226,494	3.8	292,558	5.4	383,451	7.3
Taxes on income	(22,913)	(0.4)	(24,131)	(0.4)	(131,387)	(2.5)
	203,581	3.4	268,427	5.0	252,064	4.8
Equity in net earnings of affiliated companies and partnerships	12,275	0.2	7,042	0.1	22,599	0.4
Net income	$215,856	3.6	$275,469	5.1	$274,663	5.2
Less – net income attributable to non-controlling interests	(725)	—	(21)	—	(313)	—
Net income attributable to the Company’s shareholders	$215,131	3.6	$275,448	5.1	$274,350	5.2
Diluted net earnings per share:	$4.82		$6.18		$6.20

2023 Compared to 2022

The following is an overview for 2023 compared to 2022. A discussion of our results of operations for 2022 compared to 2021 may be found on pages 43-50 of our annual report on Form 20-F filed May 1, 2023 on the EDGAR database of the U.S. Securities and Exchange Commission.

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

Our consolidated revenues in 2023 were $5,974.7 million, as compared to $5,511.5 million in 2022.

Aerospace revenues increased by 8% in 2023, as compared to 2022, mainly due to the increase in training and simulation projects in Europe, UAS projects in Asia Pacific and Europe and offset by the lower level of PGM deliveries in Asia Pacific.

C4I and Cyber revenues increased by 6% year-over-year mainly due to C4I projects in Asia Pacific.

ISTAR and EW revenues increased by 13% in 2023, as compared to 2022, mainly due to EW and EO projects in Europe, and increase in Countermeasure Systems deliveries, mainly in Asia.

Land revenues increased by 12% in 2023, as compared to 2022, mainly due to the increase in artillery and weapon station sales in Europe, ammunition in Israel and Artillery Systems for customers in the other territory.

Elbit Systems of America revenues were similar year-over-year.

The following table sets forth our distribution of revenues by geographical regions ($ millions):

	Year Ended December 31, 2023	%	Year Ended December 31, 2022	%
Israel	1,167.2	19.5	1,071.9	19.4
North America	1,417.7	23.7	1,489.7	27.0
Europe	1,776.4	29.7	1,243.6	22.6
Asia-Pacific	1,263.8	21.2	1,405.5	25.5
Latin America	120.7	2.0	119.9	2.2
Other	228.9	3.9	180.9	3.3
Total revenues	5,974.7	100.0	5,511.5	100.0

Cost of Revenues and Gross Profit

Cost of revenues in 2023 was $4,491.8 million (75.2% of revenues), as compared to $4,138.3 million (75.1% of revenues) in 2022.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses. The amounts and percentages of those components in 2023 and 2022 were as follows:

Wages and related benefits costs in 2023 constituted approximately 36% of cost of revenues, as compared to 39% in 2022. The total cost of wages and related benefits in 2023 was approximately $1,671 million, as compared to $1,598 million in 2022. The increase in wages and related benefit costs was mainly a result of exchange rate changes during 2023 in the value of the NIS relative to the U.S. dollar, as well as the growth of our workforce by permanent employees, to support the increase in the Company's activity, and by temporary employees to temporarily replace our employees that were mobilized during the “Swords of Iron” war.

Subcontractors and material consumed costs in 2023 constituted approximately 52% of cost of revenues, as compared to 54% in 2022. The total amount of subcontractors and material consumed costs in 2023 was approximately $2,389 million, as compared to approximately $2,252 million in 2022.

Manufacturing and other expenses were similar year-over-year. The total cost of manufacturing and other expenses in 2023 was approximately $425 million, as compared to approximately $367 million in 2022.

In 2023, our cost of revenues included an increase in inventories of approximately $140 million in work-in-progress and finished goods inventories, as compared to an increase of approximately $26 million in work-in-progress and finished goods inventories in 2022.

Cost of revenues in 2023 include expenses of approximately $18 million of inventory write-off related to discontinuing activities of a subsidiary. Cost of revenues in 2022 included expenses of approximately $35 million related to the effect of the significant increase in the Company’s share price on employees’ stock price linked compensation.

Changes from 2022 to 2023 in our cost of revenues and cost of revenues components, were not material. We did not identify any developing trends in cost of revenues that we believe are likely to have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs,the impact of “Swords of Iron” war, including disrupted transportation networks and global supply chains, increased costs and extension of lead times.

Gross profit for the year ended December 31, 2023 was $1,483.0 million (24.8% of revenues), as compared to $1,373.3 million (24.9% of revenues) in the year ended December 31, 2022.

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2023 totaled $502.6 million (8.4% of revenues), as compared to $501.8 million (9.1% of revenues) in 2022.

Net R&D expenses (after deduction of third party participation) in 2023 totaled $424.4 million (7.1% of revenues), as compared to $435.7 million (7.9% of revenues) in 2022.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2023 were $359.1 million (6.0% of revenues), as compared to $326.0 million (5.9% of revenues) in 2022.

General and Administration (G&A) Expenses

G&A expenses in 2023 were $330.3 million (5.5% of revenues), as compared to $313.0 million (5.7% of revenues) in 2022. G&A expenses in 2023 include $34 million expenses related to a write-off of an uncollectible balance of contract assets under a discontinued project.

Other Operating Income, Net

Other operating income, net in 2022 amounted to $68.9 million resulted mainly from capital gains related to the sale of buildings and investments by subsidiaries in Israel and in the United Kingdom and a grant received by a subsidiary in Israel.

Operating Income

Our operating income in 2023 was $369.1 million (6.2% of revenues), as compared to $367.5 million (6.7% of revenues) in 2022.

Financial Expense, Net

Net financing expenses in 2023 were $137.8 million, as compared to $51.4 million in 2022. The financial expenses in 2023 were higher mainly as a result of the significant increase in interest rates.

Other Expenses, Net

Other expenses, net were $4.8 million in 2023, as compared to $23.6 million in 2022. Other expenses, net in 2023 resulted mainly from revaluation of holdings in affiliated companies and expenses related to non-service costs of pension plans.

Taxes on Income

Our effective tax rate represents a weighted average of the tax rates to which our various entities are subject. Taxes on income in 2023 were $22.9 million (effective tax rate of 10.1%), as compared to $24.1 million (effective tax rate of 8.2%) in 2022. The tax expenses in 2022 and 2023 were affected by tax benefits related to adjustments for prior years following tax settlements in some of the Company's subsidiaries in Israel with Israeli tax authorities in 2022 and 2023.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2023, we had income of $12.3 million from our share in earnings of affiliates, as compared to $7.0 million in 2022.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests in 2023 was $0.7 million, as compared to $0.0 million in 2022.

Net Income and Earnings Per Share (EPS)

As a result of the above, net income in 2023 was $215.1 million (3.6% of revenues), as compared to net income of $275.4 million (5.1% of revenues) in 2022. The diluted EPS was $4.82 in 2023, as compared to $6.18 in 2022. Diluted net earnings per share in 2023 were reduced by approximately $0.90 as a result of the expenses (net of tax) related to the write-off of inventory and contract assets. The number of shares used for computation of diluted EPS in the years ended December 31, 2023 and 2022 were 44,592,000 and 44,581,000 shares, respectively.

Segment Reporting

Revenues

The Company has five reportable segments: Aerospace, C4I and Cyber, ISTAR and EW, Land and ESA (see Item 4. Information on the Company – Business Overview - Segments above, “Segment Disclosure” below and Item 18. Financial Statements - Notes 1, 2AC and 23).

The following table presents information about the Company’s reported segments revenues for the periods indicated:

	Year Ended December 31, 2023	%	Year Ended December 31, 2022	%	Year Ended December 31, 2021	%
Aerospace
External customers	$1,613.2	27.0	$1,471.1	26.7	$1,281.4	24.3
Intersegment revenue	260.1		262.1		301.9
	1,873.3	28.6	1,733.2	28.5	1,583.3	27.1
C4I and Cyber
External customers	668.4	11.2	631.3	11.5	590.1	11.2
Intersegment revenue	52.7		47.1		34.6
	721.1	11.0	678.4	11.2	624.7	10.7
ISTAR and EW
External customers	996.9	16.7	882.2	16.0	888.2	16.8
Intersegment revenue	182.5		163.4		138.1
	1,179.4	18.0	1,045.6	17.2	1,026.3	17.6
Land
External customers	1,241.0	20.8	1,075.8	19.5	1,028.1	19.5
Intersegment revenue	65.2		92.7		88.8
	1,306.2	20.0	1,168.5	19.2	1,116.9	19.1
ESA
External customers	1,455.2	24.4	1,451.1	26.3	1,490.7	28.2
Intersegment revenue	9.7		5.6		2.1
	1,464.9	22.4	1,456.7	23.9	1,492.8	25.5
Revenues
Total revenues (external customers and intersegment) for reportable segments	$6,544.9		$6,082.4		$5,844.0
Less - Intersegment revenue	(570.2)		(570.9)		(565.5)
Total	$5,974.7	100.0	$5,511.5	100.0	$5,278.5	100.0

2023 Compared to 2022

Our consolidated revenues increased by 8% to $5,974.7 million in 2023 from $5,511.5 million in 2022.
Revenue by Segments.

Aerospace revenues increased by 8% in 2023 as compared to 2022, mainly due to training and simulation revenues in Europe and UAS revenues in Asia Pacific and Europe, partially offset by lower PGM sales.

C4I and Cyber revenues increased by 6% year-over-year mainly due to C4I revenues in Asia Pacific.

ISTAR and EW revenues increased by 13% in 2023, as compared to 2022, mainly due to sales of Electronic Warfare and Electro-Optic systems in Europe, and countermeasure systems sales.

Land revenues increased by 12% in 2023 as compared to 2022, mainly due to the increase in artillery and weapon station sales in Europe and ammunition and munitions sales in Israel.

ESA revenues were similar year-over-year.

2022 Compared to 2021

Our consolidated revenues increased by 4% to $5,512 million in 2022 from $5,279 million in 2021 Revenue by Segments.

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

Operating Income
The following tables present information about the Company’s reported segments operating income for the periods indicated:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Aerospace	$125.4	$106.8	$129.2
C4I and Cyber	50.7	49.0	44.4
ISTAR and EW	134.9	49.1	66.0
Land	80.6	28.6	35.6
ESA	(4.7)	75.0	124.3
Segment operating income	386.9	308.5	399.5
Unallocated corporate income (expense)	(17.8)	(9.9)	4.3
Other operating income	—	68.9	14.7
Operating income	$369.1	$367.5	$418.5

2023 Compared to 2022

Aerospace operating income in 2023 was $125.4 million and 6.7% of Aerospace segment revenues, compared to $106.8 million and 6.2% of segment revenues in 2022. The $18.6 million increase in operating income was mainly due to increased revenues and positive program mix.

C4I and Cyber operating income in 2023 was $50.7 million and 7.0% of C4I and Cyber segment revenues, compared to $49.0 million and 7.2% of segment revenues in 2022.

ISTAR and EW operating income in 2023 was $134.9 million and 11.4% of ISTAR and EW segment revenues, compared to $49.1 million and 4.7% of segment revenues in 2022. The $85.8 million increase in operating income was mainly due to increased revenues and positive program mix.

Land operating income in 2023 was $80.6 million and 6.2% of Land segment revenues, compared to $28.6 million and 2.4% of segment revenues in 2022. The $52.0 million increase in operating income was mainly due to increased revenues, positive program mix and progress in the operational transformation of IMI.

ESA operating loss in 2023 was $4.7 million and 0.3% of ESA segment revenues, compared to $75.0 million and 5.1% of segment revenues in 2022. The $79.7 million decrease in operating income was mainly due to the write-off of $52 million non-cash expenses related to the closing of an underperforming subsidiary with limited synergies and to contract assets related to a discontinued project managed under the subsidiary, as well as negative program mix.

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

2023

Our net cash flow provided by operating activities in 2023 was approximately $114 million, resulting mainly from an increase in trade and other payables of approximately $175 million, and the increase in non cash operating items of $178 million. Offset by the increase in inventories of approximately $352 million and an increase in trade receivables and contract assets of approximately $97 million.

Net cash flow used in investing activities in 2023 was approximately $211 million, which was used mainly for the purchase of property, plant and equipment in the amount of $187 million and acquisitions of subsidiaries in the amount of $10 million.

Net cash flow provided by financing activities in 2023 was approximately $83 million, which was provided mainly from the issuance of Commercial paper in the amount of $314 million and short-term credit and loans in the amount of $147 million, offset by repayment of long-term loans in the amount of $246 million, payment of dividends in the amount of $89 million, and repayment of Series B, C and D Notes in the amount of $62 million.

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

Net cash flow used in investing activities in 2022 was approximately $152 million, which was used mainly for the purchase of property, plant and equipment in the amount of $205 million, and acquisitions of subsidiaries in the amount of $63 million, offset by proceeds from the sale of a subsidiary and an investment of approximately $93 million and proceeds from the sale of fixed assets of $25 million.

Net cash flow provided by financing activities in 2022 was approximately $136 million, which was used for repayment of long-term loans in the amount of $122 million, payment of dividends in the amount of $87 million, and repayment Series B, C, and D Notes, in an amount of approximately $65 million, offset by new long and short term loan of approximately $139 million.

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

Net cash flow provided by financing activities in 2021 was approximately $151 million, which was provided mainly by proceeds from issuance of Series B, C and D Notes, in an amount of approximately $575 million, and proceeds of long-term loans of approximately $476 million, offset by repayment of long-term loans in the amount of $536 million, repayment of short-term bank credit and loans in the amount of $285 million and payment of dividends in the amount of $79 million.

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loans, Series B, C and D Notes, Israeli Commercial Paper and credit agreements. Such covenants include inter alia, requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio, total leverage, equity and net financial debt. In respect of each of the 12 month periods ending December 31, 2022 and 2023, the Company was in material compliance with its loan obligations.

On December 31, 2023, we had total borrowings from banks in the amount of approximately $316 million in short and long-term loans, commercial paper in the amount of approximately $314 million and approximately $407 million in Series B, C and D Notes intended for general corporate purposes. On December 31, 2023, we also had $4,358 million in guarantees issued on our behalf by banks and other financial institutions, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2023, we had a cash balance amounting to $197 million ans short-term bank deposits of approximately $11 million. We believe that we also have the ability to raise additional funds in the capital market and through expansion of our credit lines. In September 2023, we filed a shelf prospectus with the Israeli Security Authority and the TASE (the Shelf Prospectus). The Shelf Prospectus provides a framework for us to raise funds from time to time in Israel through the offering and sale of various debt and equity securities. The shelf prospectus would typically be effective for two years, unless extended with the consent of the Israeli Securities Authority.

As of December 31, 2023, we had working capital of $684 million and a current ratio of 1.14.

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

Pensions and Other Post-Retirement Benefits. We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the economic environment in each country. For our pension and other post-retirement benefit assumptions at December 31, 2023 and 2022, see Item 18. Financial Statements – Note 17. On December 31, 2023, our employee benefit liabilities were $510 million, of which we had severance funds of $207 million set aside to satisfy potential obligations.

Material Commitments for Capital Expenditures. We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2023 and the subsequent fiscal year (see above “Financial Resources”). Our anticipated capital expenditures (which include mainly the purchase of equipment, buildings and enhancements to our ERP system) as of December 31, 2023 are somewhat higher than those as of December 31, 2022, due to an anticipated increase in expenditures for buildings and certain other expenses. We plan to pay for such anticipated capital expenditures using cash from operations. See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.

Israeli Series B, C and D Notes

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

During 2023 and 2022 the company paid installments of Notes B,C and D in the amount of approximately $65 million per year.

Israeli Commercial Paper

In August 2023, Elbit Systems completed an issuance in Israel of U.S. Dollar denominated commercial paper in an amount of approximately $300 million par value, followed by an additional amount of approximately $15 million par value in September 2023, bearing an annual interest of the three-months SOFR interest rate and an additional 1% (the Issuance).

The commercial paper is for a term of 90 days, which may be extended by additional periods of 90 days, up to a maximum period of five years, and is also subject to early repayment at the request of an investor with seven business days' notice, or at the Company's discretion, with a twenty-one days prior notice. The commercial paper is not listed on any stock exchange. The proceeds of the Issuance are intended for diversification of the Company's financing sources and for its ongoing operations.

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

On December 31, 2023, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments earn interest based on variable interest rates, and their value as of December 31, 2023 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. In 2023, the inflation rate was approximately a positive 3%, and the NIS weakened against the U.S. dollar by approximately 3.1%. In 2022, the inflation rate was approximately a positive 5.3%, and the NIS weakened against the U.S. dollar by approximately 13.2%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

A significant part of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2023 by forward contracts. On December 31, 2023, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies totaling approximately $2,233 million ($1,808 million in Euro, $133 million in GBP and $292 million in other currencies). See also Item 18. Financial Statements – Consolidated Statements Note 19D.

As of December 31, 2023, an unrealized net loss of approximately $51.6 million was included in accumulated other comprehensive income. As of December 31, 2023, all of the forward contracts are expected to mature during the years 2024 – 2028.

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2023 and is presented in millions of U.S. dollar equivalent terms:

Forward	Notional Amount*	Unrealized Gain (Loss)

Buy US$ and Sell:
Euro	1,400.1	(3.0)
GBP	81.1	1.9
Other various currencies	285.5	(8.5)

Forward	Notional Amount*	Unrealized Gain (Loss)

Sell US$ and Buy:
Euro	407.8	(19.4)
GBP	52.3	(0.1)
NIS	1,783.0	(1.7)
Other various currencies	6.2	—

*Notional amount information is based on the foreign exchange rate at year end.

Off-Balance Sheet Transactions

Offset / Industrial Participation

In connection with projects in certain countries, Elbit Systems and some of our subsidiaries have entered and may enter in the future into “Industrial Participation” or “offset” agreements, required by a number of our customers as a condition to our obtaining orders for our products and services, or as an important consideration for award. These agreements are customary in our industry and are designed to facilitate economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country. As a result of the Covid-19 pandemic, the conflict between Russia and Ukraine and other geopolitical events, a number of countries are increasing such activities in order to enhance local industry involvement and independence in defense procurement and to have a positive impact on the local economy.

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

We have developed dedicated Industrial Participation management tools and procedures and work to continuously improve our infrastructure in order to efficiently meet our obligations. However, should we be unable to meet such obligations we may be subject to contractual penalties, our guarantees may be drawn upon and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. See Item 3. Key Information – Risk Factors – Financial-Related Risks.

As of December 31, 2023, we had outstanding Industrial Participation obligations totaling approximately $2.50 billion that extend through 2033. See Item 18. - Financial Statements - Note 21B.

Non-GAAP Financial Data

The following non-GAAP financial data, including Adjusted gross profit, Adjusted operating income, Adjusted net income, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, restructuring activities, uncompensated costs related to the “Swords of Iron” war, non-cash stock based compensation expenses, re-evaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

For the year ended December 31, 2023, we revised our non-GAAP measures to remove "COVID-19 related expenses and write-offs". We have also included adjustments related to restructuring activities of a subsidiary, uncompensated costs relating to the "Swords of Iron" war and stock-based compensation exemptions. Restructuring of a subsidiary's activities are non-recurring expenses related to the write-off of inventory due to the closing of an underperforming subsidiary with limited synergies to the Company. Uncompensated labor costs are certain employment-related expenses incurred by the Company, in respect of its employees that were mobilized for reserve duty in "Swords of Iron" war, which were above the statutory ceiling for refund.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
GAAP gross profit	1,483.0	1,373.3	1,358.0
Adjustments:
Amortization of purchased intangible assets (*)	27.3	31.7	26.7
Restructuring of a subsidiary's activities	17.5	—	—
Uncompensated labor costs related to "Iron Swords" war	4.3	—	—
Stock based compensation	1.8	1.6	0.8
Non-GAAP gross profit	1,533.9	1,406.6	1,385.5
Percent of revenues	25.7%	25.5%	26.2%

GAAP operating income	369.1	367.5	418.5
Adjustments:
Amortization of purchased intangible assets (*)	43.9	49.2	47.0
Restructuring of a subsidiary's activities	17.5	—	—
Stock based compensation	12.1	10.5	5.3
Capital gain	—	(31.5)	(14.7)
Non-recurring gain related to grants	—	(28.6)	—
Uncompensated labor costs related to " Swords of Iron" war	6.1	—	—
Non-GAAP operating income	448.7	367.1	456.1
Percent of revenues	7.5%	6.7%	8.6%

GAAP net income attributable to Elbit Systems’ shareholders	215.1	275.4	274.4
Adjustments:
Amortization of purchased intangible assets (*)	43.9	49.2	47.0
Restructuring of a subsidiary's activities	17.5	—	—
Stock based compensation	12.1	10.5	5.3
Capital gain	—	(20.5)	(24.9)
Revaluation of investment measured under fair value option	3.0	10.2	(17.3)
Non-recurring gain related to grants	—	(28.6)	—
Non-operating foreign exchange losses	12.0	(10.5)	10.6
Uncompensated labor costs related to "Iron Swords" war	6.1	—	—
Tax effect and other tax items (**)	(10.9)	(6.3)	77.7
Non-GAAP net income attributable to Elbit Systems’ shareholders	298.8	279.4	372.8
Percent of revenues	5.0%	5.1%	7.1%

GAAP diluted net EPS	4.82	6.18	6.20
Adjustments, net	1.88	0.09	2.22
Non-GAAP diluted net EPS	6.70	6.27	8.42

(*)    While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.
(**)    Stock based compensation is excluded from the measures since the expense is non cash. The Company has adjusted its stock based compensation expenses for previous periods as well.

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors

Our directors as of March 15, 2024 are as follows:

Name	Age	Director Since
David Federmann (Chair)	49	2007
Ehud (Udi) Adam	66	2023
Noaz Bar Nir (External Director)	59	2020
Rina Baum	78	2001
Michael Federmann	80	2000
Tzipi Livni	65	2023
Dov Ninveh	76	2000*
Professor Ehood (Udi) Nisan	56	2016
Bilha (Billy) Shapira (External Director)	71	2019
__________________
* was not a member of the Board from April to October 2013

The term of office of each director, other than the External Directors, expires at the conclusion of the annual general shareholders meeting to be held during 2024, unless any director’s office is vacated earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association. The second three-year term of office for Bilha (Billy) Shapira as an External Director expires in November 2025, and the second three-year term of office for Noaz Bar Nir as an External Director expires in August 2026.

David Federmann. David Federmann has served as chair of the Board since August 2023, after serving as vice chair of the Board since 2015. He has served in various management capacities at Federmann Enterprises Ltd. (FEL), a privately-owned Israeli company, since 2000. FEL, directly and through subsidiaries, holds a diversified portfolio of investments, including ownership of approximately 44.03% of the Company’s outstanding shares. FEL also has ownership interests in Dan Hotels Ltd. (Dan Hotels), an Israeli hotel chain, Freiberger Compound Materials GmbH (Freiberger), a German company engaged in the supply of materials for the semi-conductor industry, and several financial, real estate and venture capital investments. David Federmann currently serves as chair of the board of Freiberger and as a member of the boards of directors of Dan Hotels, BGN Technologies Ltd. (the technology transfer company of Ben-Gurion University), and several other private companies. David Federmann is the son of Michael Federmann, who may be considered our controlling shareholder. Mr. Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Ehud (Udi) Adam. Ehud (Udi) Adam has served as a strategic consultant to various public and private companies in the technology sector since June 2020. From 2016 until May 2020, Mr. Adam served as director general of the Israeli Ministry of Defense. Since 2020, Mr. Adam has served as a director of Arma Ferrea Ltd., a company that develops and manufactures reactive armor systems, and as a director of Arma Kinetica Ltd., a company in the field of kinetic energy solutions. Since 2020, he has also served as chair of the board of Armalux Ltd., a company that engages in the field of laser systems and, since 2022, as chair of the board of Ecology for Protected Community Ltd., a company that employs people with special needs to collect electronic waste. Since 2021, Mr. Adam has served as the chair of a public committee of the Geophysical Institute of Israel and, since 2011, as president of “Midor Ledor”, a non-profit community association. In 2016, Mr. Adam served as chair of the board of IMI Systems Ltd., formerly an Israeli government owned defense company later acquired by the Company. Mr. Adam served in the Israeli Defense Forces (IDF) for 31 years, where he holds the rank of major general (reserves), and served as head of the Technological and Logistics Directorate and as head of the Northern Command. Mr. Adam holds a bachelor of arts degree in political science and government from Bar-Ilan University in Ramat Gan, Israel and a master’s degrees in military and strategic leadership from Ecole de Guerre Paris. Mr. Adam serves as chair of the Company’s Corporate Governance and Nominating Committee and as a member of the Company's Compensation Committee and the Audit and Financial Statements Review Committee.

Noaz Bar Nir. (External Director). Mr. Bar Nir has served as a business consultant for various private and public entities in the areas of medicine and tourism since 2019 and is a lecturer on health systems management in the Netanya Academic College. Noaz Bar Nir has served since 2022 as a director of Yad Ben-Zvi, a research institute established to promote Zionist educational and cultural activities. He also served as a director of Remedor Biomed Ltd., a company specializing in advanced treatment of wounds, from 2016 to 2017 and from 2018 to 2023, and of Radio Ashams FM Ltd., a regional radio station located in northern Israel, since 2019. From 2018 until the end of 2022, he served as a director of Genefron Ltd., a company in the field of genomic-based personal medicine. From 2017 to 2018, Mr. Bar Nir served as CEO of Clalit Health Services Ltd. (Clalit), Israel’s largest health organization, and as chair of the boards of Clalit’s subsidiaries S.L.H Medical Services Ltd., Mor – The Institution of Medical Information Ltd. and Clalit - Medical Engineering Ltd. From 2009 to 2017, he served in various senior executive positions and as chair of several companies in the fields of health and tourism, including as chief executive officer of the Israel Hotel Association from 2015 to 2017, as CEO of Harokeah Ltd., a network of pharmacies from 2014 to 2015, as chair of the board of Shfayim Hotel Ltd. and Shfayim Park Ltd. from 2013 to 2015 and as director general of the Israeli Ministry of Tourism from 2009 to 2013. Prior to that, Mr. Bar Nir held various financial positions, including as chief financial officer of Clalit from 2002 to 2008, and as head of the budgets, economics and cost accounting department of Clalit from 1996 to 2002. From 1991 to 1995, he held several positions in the Israeli Ministry of Finance. From 2005 to 2007 he served as a member of the investments committee of Clal Pension and Gemel Ltd. In addition, from 1993 to 2017, he served as a director in several entities, including among others Dikla Insurance Company Ltd. Mr. Bar Nir holds a bachelor’s degree in economics and an MBA, with proficiencies in financing, information systems and accounting, from the Hebrew University of Jerusalem, Israel. Mr. Bar Nir serves as chair of the Company's Audit and Financial Statements Review Committee and as a member of the Company's Compensation Committee and the Corporate Governance and Nominating Committee. He is considered by the Board to have accounting and financial expertise under the Companies Law and is designated as an audit committee financial expert in accordance with SEC rules.

Rina Baum. Rina Baum is vice president of FEL and has served as a director and CEO of Uni-bit Insurance Agency (1983) Ltd. since 1990. She currently serves as a director of Dan Hotels and as chairman and director of Etanit Building Products Ltd. (Etanit). She also holds other managerial positions with investee companies of FEL. Mrs. Baum holds a law degree (LL.B) from the Hebrew University.

Michael Federmann. Michael Federmann served as chair of the Board between 2000 and August 2023. Since 2002 he has served as chair and CEO of FEL, where he held managerial positions since 1969. Mr. Federmann also serves as a director of Dan Hotels and of Freiberger. He serves as the president of the Germany - Israel Chamber of Industry and Commerce, was awarded the Order of Merit of the Federal Republic of Germany and is an Honorary Commander of the Order of the British Empire (CBE). Michael Federmann may be considered our controlling shareholder and is the father of David Federmann, the chair of the Board. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University, which has also awarded him an honorary doctorate in philosophy.

Tzipi Livni. Tzipi Livni has served as an external director of Bezeq the Israeli Telecommunication Corp. Ltd., the largest telecommunications company in Israel, and as a director of its subsidiaries – Bezeq International Ltd., Yes TV and Communications Services Ltd. and Pelephone Communications Ltd., each since April 2021. Mrs. Livni has also served as a director of the Institute for National Security Studies, a research institution affiliated with Tel Aviv University, since June 2021, and has been a member of the advisory board of Seevix Material Sciences Ltd., a biotechnology company, since October 2021. Since March 2023, Mrs. Livni has served as a member of the board of trustees of Nizami Ganjavi International Center, a non-profit organization that promotes collaboration among different cultures and civilizations and, since 2018, she has served as a member of the board of trustees of the International Crisis Group. Mrs. Livni is a member of the Aspen Cybersecurity Group and previously served as a member of the Multinational Cyber Action Committee. Mrs. Livni also serves as a member of the global steering committee of Campaign for Nature and the Aspen Ministers Forum. Mrs. Livni is also an international speaker and strategic advisor and was a fellow at the Kennedy School of Government at Harvard University in Boston in 2019. Between 1999 and 2019, Mrs. Livni held various political and ministerial positions in Israel, including the Minister of Foreign Affairs and Vice Prime Minister, Minister of Justice, Minister of Regional Cooperation, Minister of Immigrants Absorption, Minister of Housing and Construction and Minister of Agriculture, and was a member of the Security Cabinet and leader of the opposition in the Israeli Knesset. Prior to this time, she was Head of the Government Companies Authority and practiced law. Tzipi Livni holds a law degree (LL.B.) from Bar-Ilan University. Mrs. Livni serves as a member of the Company's Audit and Financial Statements Review Committee.

Dov Ninveh. Dov Ninveh served as chief financial officer and a manager of FEL from 1994 until 2020 and as the general manager of Heris Aktiengesellschaft from 2012 until 2021. He currently serves as a member of the board of directors of Freiberger. Mr. Ninveh served as a director of Dan Hotels from 2003 until 2022 and as a member of the board of directors of Etanit from 1994 until 2023. From 1996 until 2000 he served as director of Elop Electro-Optic Industries Ltd. (Elop) and from 1989 to 1994, he served as deputy general manager of Etanit. Mr. Ninveh holds a bachelor of science degree in economics and management from the Technion – Israel Institute of Technology (the Technion) in Haifa, Israel.

Professor Ehood (Udi) Nisan. Prof. Ehood (Udi) Nisan is a professor in the School of Public Policy and Government of the Hebrew University. He is an External Director of Harel Insurance Finance Services Ltd. and Rekah Pharmaceutical Industry Ltd. He is also a member of the board of Bezalel Academy of Art and chair of its finance committee and a member of the audit committee of Azrieli College of Engineering Jerusalem. Since 2023, Prof. Nisan has served as the chairman of the Hebrew University Assets Company Ltd. From 2014 until 2021, he served as a member of the board of the Jerusalem Biblical Zoo. From 2013 to 2016, he was the chair of the board of directors of Delek, The Israel Fuel Corporation Ltd. From 2009 to 2011, Prof. Nisan was the director of the national budget department of the Israeli Ministry of Finance, and from 2007 to 2009, he served as the director of the Government Companies Authority. Prior to that, he served in various executive positions in the Israeli Ministry of Finance and served as a member and chair of several government and public committees, including as the CEO of the Jerusalem Development Authority. Prof. Nisan holds bachelor’s and master’s degrees in economics and business administration, and a PhD in public economics and policy from the Hebrew University. During 2006 - 2007, Prof. Nisan completed his post-doctoral studies at the Kennedy School of Government at Harvard University, where he was also a Senior Fellow in 2011 - 2012. Prof. Nisan serves as a member of the Company's Audit and Financial Statements Review Committee. He is considered by the Board to have accounting and financial expertise under the Companies Law and is designated as an audit committee financial expert in accordance with SEC rules.

Bilha (Billy) Shapira (External Director). Mrs. Bilha (Billy) Shapira serves as a member of the board of governors and the audit committee of the Azrieli College of Engineering, the Jerusalem Transportation Master Plan Team, the boards of several non-profit organizations in Israel and the board of governors of the Hebrew University. She is also a consultant for TABI Learning Technologies Ltd., a start-up company in the field of pedagogical instruments for students with learning and sensory integration disorders. From 2018 until 2020, she was the head of the Israeli branch of Helmholtz Association of German Research Centers, a German association with centers worldwide that promotes research collaboration between German institutions and industries and foreign academic institutions, industrial entities and governmental research bodies. From 2009 until 2017, Mrs. Shapira served as vice president and CEO of the Hebrew University and as the CEO of VERA - the Association of Heads of Universities in Israel. Prior to that, she served for 36 years in various management capacities at the Hebrew University. Mrs. Shapira holds a bachelor’s degree in Russian studies and international relations and a master’s degree in administration and public policy from the Hebrew University. Mrs. Shapira serves as chair of the Company’s Compensation Committee and is a member of the Company’s Audit and Financial Statements Review Committee and the Corporate Governance and Nominating Committee. She is considered by the Board to have professional competence under the Companies Law.

Executive Officers

Our executive officers, who are the President and CEO, the Senior Executive Vice President and the Executive Vice Presidents who report to the President and CEO, as of March 15, 2024, are as follows:

Name	Age	Position
Bezhalel Machlis	61	President and Chief Executive Officer
Joseph Gaspar	75	Senior Executive Vice President – Business Management
Jonathan Ariel	67	Executive Vice President – Chief Legal Officer
Boaz Cohen	59	Executive Vice President – Marketing and Business Development North America, Australia and New Zealand
Haim Delmar	54	Executive Vice President – General Manager C4I and Cyber
Michael Edelstein	57	Executive Vice President – Strategy and Business Development Israel
Dr. Shelly Gordon	63	Executive Vice President – Chief Human Resources Officer
Dr. Yaacov Kagan	59	Executive Vice President – Chief Financial Officer
Ran Kril	53	Executive Vice President – International Marketing and Business Development
Yuval Ramon	58	Executive Vice President – Chief Operating Officer
Oren Sabag	50	Executive Vice President – General Manager ISTAR and EW
Yoram Shmuely	63	Executive Vice President – General Manager Aerospace
Yehuda Vered	66	Executive Vice President – General Manager Land
Yehoshua Yehuda	57	Executive Vice President – Strategy and Chief Technology Officer

Bezhalel Machlis. Bezhalel Machlis has served as the Company’s President and CEO since 2013. From 2008 until 2012, he served as executive vice president – general manager land and C4I, after serving as corporate vice president – general manager land systems and C4I since 2004. In 2003, he served as corporate vice president – general manager ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president – battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Technion and an MBA from Tel Aviv University, Israel. He is a graduate of Harvard University Business School’s Advanced Management Program in Boston.

Joseph Gaspar. Joseph Gaspar was appointed Senior Executive Vice President – Business Management in 2022. Prior to that, he served as an executive vice president since 2008 and before that as chief financial officer since 2001. From 2000 until 2001 Mr. Gaspar served as corporate vice president – strategy, technology and subsidiaries. From 1996 until 2000, he held the position of corporate vice president – marketing and business development of Elop. Mr. Gaspar joined Elop in 1975 and held several management positions, including vice president and general manager of Elop’s optronics product division and co-manager of an Elop subsidiary in the United States. Mr. Gaspar holds a bachelor of science degree from the Technion in electronic engineering with advanced studies in digital signal processing and communication.

Jonathan Ariel. Jonathan Ariel has served as Executive Vice President – Chief Legal Officer since 2012, after serving as senior vice president – general counsel since 2008. He joined Elbit Systems in 1996 and has held several positions within the legal department, including vice president – general counsel of Elbit Systems Electro-Optics Elop Ltd. Prior to joining Elbit Systems, Mr. Ariel served as a legal advisor both in-house and in private law firms in Israel and the U.S. Mr. Ariel holds a law degree (LL.B.) from Tel-Aviv University. He is admitted to the Israeli Bar.

Boaz Cohen. Boaz Cohen was appointed Executive Vice President – Marketing and Business Development North America, Australia and New Zealand in 2021 and 2023, respectively. Prior to that, since 2013 he served as senior vice president – land systems. After retiring from the IDF as a colonel in the Armored Corps in 2007, Mr. Cohen joined Elbit Systems and held various management positions in the land and C4I areas. Mr. Cohen holds a bachelor of arts degree in management and economics from Haifa University, Israel and is a graduate of Harvard University Business School’s Advanced Management Program.

Haim Delmar. Haim Delmar was appointed Executive Vice President – General Manager C4I and Cyber in 2018, after serving as senior vice president - C4ISR and HLS since 2009. Mr. Delmar joined Elbit Systems in 1993 and held various engineering and management positions in the battlefield and information systems area. From 2000 until 2004, he served in executive positions at Utopy Inc. and Mobilitec Inc. in the telecommunication and data mining fields, returning to Elbit Systems in 2004. Mr. Delmar holds a bachelor of science degree in computer engineering from the Technion and is a graduate of Harvard University Business School’s Advanced Management Program.

Michael Edelstein. Michael (Miki) Edelstein was appointed Executive Vice President – Strategy and Business Development Israel in 2022. Mr. Edelstein joined Elbit Systems in 2021 as senior vice president – strategy and business development Israel. Prior to that, Mr. Edelstein served for 34 years in the IDF, where he holds the rank of Major General (reserves), in a variety of positions, including command of several combat units and as Defense Attaché to the U.S. In 2020 he was awarded the Legion of Merit medal by the U.S. Secretary of Defense. Mr. Edelstein holds a bachelor degree in law and business management from Reichman University in Herzliya, Israel and a Master’s degree in national resources management from the National Defense University in Washington, D.C. and is a graduate of the International Security Program at the Kennedy School of Government at Harvard University.

Dr. Shelly Gordon. Dr. Shelly Gordon was appointed Executive Vice President – Chief Human Resources Officer shortly after joining Elbit Systems in 2015. From 2012 until joining Elbit Systems, she headed executive education at the Interdisciplinary Center Herzliya. From 2005 until 2012, Dr. Gordon served as vice president – organizational development and talent management at Amdocs Limited and served as vice president – human resources at Elite Confectionary Ltd. from 2000 until 2005. Prior to that, she worked as an independent consultant with management teams and senior managers, leading major transformations in varied organizations and industries. Dr. Gordon received a bachelor’s degree in education and art from the Hebrew University, a bachelor’s degree in psychology from Tel-Aviv University and a doctorate in management studies from the University of Hertfordshire in the U.K.

Dr. Yaacov Kagan. Dr. Yaacov (Kobi) Kagan was appointed Executive Vice President – Chief Financial Officer, in 2022. He was appointed in 2018 as deputy general manager and senior vice president – finance and control in Elbit Systems Land, and from 2010 to 2018 he served as Elbit Systems Land and C4I’s vice president – finance and control. Dr. Kagan joined Elbit Systems in 2008 as a sales director at Elbit Systems Land and C4I. Prior to that, Dr. Kagan served for 26 years in the Israeli Navy, where he holds the rank of a naval captain (reserves), and in the IMOD, in a variety of positions, including the Head of the Navy’s budget department. Dr. Kagan holds a bachelor of arts degree in economics and business administration, an MBA in business administration and a PhD in economics from Bar-Ilan University, and is a graduate of Harvard University Business School’s Advanced Management Program.

Ran Kril. Ran Kril was appointed Executive Vice President – International Marketing and Business Development in 2015. From 2013 until his current appointment, he served as aerospace vice president – marketing and sales, after serving as aerospace vice president – sales and contracts since 2007. He joined Elbit Systems in 1997 and held various senior positions in aerospace's marketing, sales and finance departments. Mr. Kril holds a bachelor of science degree in economics and management from the Technion and a master of science of management degree from the Polytechnic University of New York.

Yuval Ramon. Yuval Ramon was appointed Executive Vice President – Chief Operating Officer in 2015. From 2014 until his current appointment, he served as vice president – corporate operations. From 1998 to 2013, he served in a number of management positions in Elbit Systems of America, including as senior vice president of operations, site lead at the Merrimack operations and director of sales and contracts for the Fort Worth operations. He joined Elbit Systems in 1994 as a sales and contract manager. Mr. Ramon holds a bachelor of science degree in industrial engineering and economics from the Technion.

Oren Sabag. Oren Sabag was appointed Executive Vice President – General Manager ISTAR and EW in 2022, after serving as executive vice president – co-general manager ISTAR and EW since 2021. From 2014 to 2021, he served as C4I and Cyber senior vice president – radios and secure communications. From 2011 to 2013, he served as vice president for engineering – land and C4I. Mr. Sabag joined Elbit in 1998 and held various engineering and management positions. Mr. Sabag holds a bachelor of science degree in computer engineering from the Technion and an MBA in business management from Haifa University.

Yoram Shmuely. Yoram Shmuely has served as Executive Vice President – General Manager Aerospace since 2013, after serving as executive vice president – co-general manager aerospace since 2008. From 2003 to 2007, Mr. Shmuely served as corporate vice president – co-general manager airborne and helmet systems. He served as corporate vice president and general manager – helmet-mounted systems from 2000 until 2003. From 1998 until 2000, he was vice president – helmet-mounted systems. From 1996 until 1998, he served as president of a U.S. subsidiary of Elbit Systems. Mr. Shmuely joined Elbit Ltd. in 1990 and served as director of Elbit Ltd.’s helmet-mounted display business. He served as a fighter aircraft pilot in the Israeli Air Force (IAF). Mr. Shmuely holds a bachelor of science degree in electronic engineering from the Technion.

Yehuda Vered. Yehuda (Udi) Vered has served as Executive Vice President – General Manager Land since 2018, after serving as executive vice president – general manager land and C4I since 2013. From 2009 until 2013, Mr. Vered served as executive vice president – service solutions as well as vice president – marketing land and C4I. From 2004 to 2008, he served as land and C4I chief financial officer and vice president for contracts and sales. Mr. Vered joined Elbit Systems in 2003 as ground, C4I and battlefield systems vice president – contracts and sales and chief financial officer. Before that, he served as an aircrew officer in the IAF, where he holds the rank of colonel (reserves). Mr. Vered holds a bachelor of arts degree in management and economics from Tel-Aviv University, an M.B.A from Ben-Gurion University and is a graduate of Harvard University Business School’s Advanced Management Program.

Yehoshua Yehuda. Yehoshua (Shuki) Yehuda was appointed Executive Vice President – Strategy and Chief Technology Officer in 2020. From 2016 until his current appointment, he served as executive vice president – chief technology officer. From 2008 until 2016, he served as Elisra’s vice president and chief technology officer as well as general manager – radar solutions business unit. Prior to that he served in a number of management positions in Elisra, which he joined in 2000. Prior to joining Elisra, Mr. Yehuda served as an officer in the IDF, holding command positions in the Intelligence Corps. Mr. Yehuda holds a bachelor of science degree in electrical engineering from Tel-Aviv University and a master of science degree in neural computation from the Hebrew University. He is a graduate of Harvard University Business School’s Advanced Management Program.

Compensation of Directors and Executive Officers

Compensation Policy

Pursuant to the Companies Law, a public company such as Elbit Systems is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as defined in the Companies Law) (generally Elbit Systems’ directors and executive officers), including compensation, equity-based awards, exemption from liability, indemnification and insurance, severance and other benefits (Employment Terms).

In addition, pursuant to the Companies Law, every three years a compensation policy needs to be re-approved by the board of directors, following the recommendation of the compensation committee, and re-approved by the company’s shareholders, by a Special Uninterested Majority. Special Uninterested Majority means the affirmative vote of a majority of the voting power in the company present at the respective meeting either in person, by proxy or by a voting instrument, and voting on the respective resolution, provided that, either: (a) such majority includes a majority of the shareholders who are not controlling shareholders of the company and do not have a “Personal Interest” in the approval of the respective resolution (disregarding abstentions) or (b) the total number of shares of the shareholders referred to in (a) above that are voted against the approval of the proposed resolution does not exceed two percent (2%) of the total voting rights in the company. For the definition of Personal Interest see Item 10. Additional Information – Approval of Certain Transactions – Personal Interest and Extraordinary Transactions.

At the Extraordinary General Meeting of Shareholders held on April 7, 2021 (the April 2021 General Meeting), our shareholders, following a favorable recommendation of the Compensation Committee of the Board (the Compensation Committee) and the approval of the Board, approved a compensation policy applicable to Employment Terms and arrangements with our Office Holders (the Compensation Policy). For further information, please see the Compensation Policy filed as Exhibit 4.3 to this annual report.

In accordance with the provisions of the Companies Law as set forth above, the Compensation Policy is in effect for a three-year period ending in April 2024 or as otherwise may be mandated from time to time by the Companies Law. Following the recommendation of our Compensation Committee and the approval of our Board, on February 21, 2024 we published a proxy statement for an Extraordinary General Meeting of Shareholders to be held on April 9, 2024, with a proposal to approve a new compensation policy (the New Compensation Policy), as required by the Companies Law and set forth in the proxy statement for the meeting. Upon approval of the New Compensation Policy, it will be in effect for a three-year period or as otherwise may be mandated from time to time by the Companies Law.

For further information about the approval of Employment Terms of our Office Holders, see Item 10. Additional Information – Approval of Certain Transactions – Approval of Employment Terms of Office Holders.

Compensation of Directors and Executive Officers

Aggregate Compensation to Directors and Executive Officers

The following table sets forth the aggregate compensation costs for all of our directors and executive officers as a group for the fiscal year ended December 31, 2023: (U.S. dollars in thousands)*

	Salaries, Directors’ Fees Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors (consisting of 11 persons)	$552	$—
All executive officers (consisting of 15 persons)	$11,411	$1,440

*For information regarding the value of phantom units and equity awards to the directors and executive officers, see below “2018 Phantom Bonus Retention Plan” and “2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities”.

Directors Fees

In accordance with the Compensation Policy and with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the Compensation Committee and the Board approved payment to the Company's directors (including to Michael Federmann who may be considered a controlling shareholder of the Company, and his son David Federmann), in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity, which rates are also paid to the Company’s External Directors, as well as reimbursement of expenses in accordance with Israeli law and the Company’s procedures, which are also paid to the Company’s External Directors. As a result, each of the Company’s directors is and will be entitled to an annual fee of approximately NIS 120,125 (equal to approximately $32,400) and a per meeting fee of approximately NIS 4,625 (equal to approximately $1,250), which reflect the above-mentioned fee levels, linked to the Israeli consumer price index.

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

The 2018 Phantom Plan is not specifically intended for our executive officers, however some of our current executive officers have 2018 Plan Units that were granted to them prior to their nomination as executive officers. We recorded an amount of approximately $0.5 million in 2023, as compensation costs related to grants made prior to 2023 to our executive officers under the 2018 Phantom Plan. No 2018 Plan Units were granted to executive officers in 2023. See Item 18. Financial Statements – Note 22.

2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities

In 2018, our Board approved the 2018 Equity Incentive Plan for Executive Officers (the 2018 Option Plan). See below “Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers”. No options were granted to executive officers in 2023. In 2023 we recorded an amount of approximately $5.3 million as compensation costs related to options granted to our executive officers under the 2018 Option Plan. See Item 18. Financial Statements Note 22.

In 2023, we recorded an amount of approximately $0.01 million as compensation costs related to options granted to our executive officers prior to 2023 in start-up entities or similar ventures under their plans (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company) (Options in Other Entities).

Cash Bonuses

Elbit Systems has implemented an annual pay-for-performance bonus plan (Annual Bonus) based on pre-determined criteria that aims to align and unify our executive officers in reaching Elbit Systems’ short and long-term goals. Annual Bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on financial, business and operational results, as applicable, as well as individual performance. Payment of the Annual Bonus is also subject to the fulfillment of preconditions as described in our Compensation Policy. Our executive officers may also be granted other cash bonuses from time to time which are discretionary, subject to required approvals. For additional information, see the Compensation Policy filed as Exhibit 4.3 to this annual report.

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

Compensation of Five Most Highly Compensated Office Holders

The following describes the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2023. All amounts specified are in terms of cost to the Company as recorded in our financial statements.
Compensation for each of the specified Office Holders is indicated in terms of the following types of compensation costs:
(1) Salary Costs. Salary Costs include gross salary and, if and to the extent applicable to a respective Office Holder, social and other benefits such as vacation days, sick days, convalescence pay, monthly remuneration for a study fund, contributions made by the Company on behalf of the Office Holders to an insurance policy or a pension fund, contributions by the Company on behalf of the Office Holders towards work disability insurance, retirement and termination of service benefits and other benefits such as company car and communication costs. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.708, which represents the average weighted U.S. dollar – NIS exchange rate for the date of payments for each of the months during 2023 (Average Exchange Rate).

(2) Bonus Costs. Bonus Costs represent bonuses (Annual Bonuses, managerial evaluation and/or special bonuses, as the case may be) recorded in connection with the Office Holders with respect to the year ended December 31, 2023. U.S. dollar amounts indicated for Bonus Costs are based on the Average Exchange Rate.

(3) Stock Option Costs. Stock Option Costs are costs recorded with respect to the year ended December 31, 2023 related to the 2018 Option Plan and to Options in Other Entities. See above “Aggregate Compensation to Directors and Executive Officers” and “2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities” and below “Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers” and Item 18. Financial Statements – Notes 22C and 22D.

(4) Phantom Bonus Costs. Phantom Bonus Costs are costs recorded with respect to the year ended December 31, 2023 related to the value of benefits under tranches of phantom bonus units granted to the Office Holders under the 2018 Phantom Plan. See above “Aggregate Compensation to Directors and Executive Officers” and “2018 Phantom Bonus Retention Plan” and Item 18. Financial Statements - Note 22G. Benefits under the 2018 Phantom Plan cover tranches payable over three years.

The five most highly compensated Office Holders in 2023 were as follows (U.S. dollar amounts in thousands):
(1)Bezhalel Machlis – President and CEO. Compensation costs recorded for Mr. Machlis in 2023 included: $1,412 in Salary Costs, $1,993 in Bonus Costs and $1,256 in Stock Option Costs.

At the Extraordinary General Meeting of Shareholders scheduled for April 2024, following the recommendation of our Compensation Committee and the Board, our shareholders will vote on a proposal to amend the employment terms of Mr. Machlis. For further information see the proxy statement for this meeting.

(2) Yoram Shmuely - Executive Vice President – General Manager Aerospace. Compensation costs recorded for Mr. Shmuely in 2023 included: $781 in Salary Costs, $173 in Bonus Costs and $512 in Stock Option Costs.

(3) Ran Kril - Executive Vice President – International Marketing and Business Development. Compensation costs recorded for Mr. Kril in 2023 included: $571 in Salary Costs, $422 in Bonus Costs and $395 in Stock Option Costs.

(4) Yehuda Vered - Executive Vice President – General Manager Land. Compensation costs recorded for Mr. Vered in 2023 included: $715 in Salary Costs, $159 in Bonus Costs and $512 in Stock Option Costs.

(5) Joseph Gaspar - Senior Executive Vice President – Business Management. Compensation costs recorded for Mr. Gaspar in 2023 included: $748 in Salary Costs, $191 in Bonus Costs and $272 in Stock Option Costs.

Board Practices

Appointment of Directors

Our directors, other than our External Directors, are generally elected by the shareholders at the annual general meeting of shareholders. Their term of office is until the conclusion of the next annual general meeting of shareholders, which is held at least once every calendar year but not more than fifteen months after the previous annual general meeting of shareholders. According to our Articles of Association, the approval of our shareholders at a general meeting is generally required to remove any of our directors from office. Between annual general meetings of shareholders our Board may appoint new directors to fill vacancies. The External Directors are elected at a general meeting of shareholders as described under “External Directors” below. Our Articles of Association authorize a maximum of seventeen directors, a minimum of five directors and, unless otherwise determined by our Board or approved by our shareholders, the number of directors will be nine.

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

Each of our elected directors has declared to our Board that he or she complies with the required qualifications under the Companies Law for appointment as a member of our Board, detailing his or her applicable qualifications, and that he or she is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of our Board. In addition, Mr. Adam, Mrs. Livni and Prof. Nisan have each declared, and our Audit and Financial Statements Review Committee has determined, that he or she complies with the criteria of an Independent Director under the Companies Law, and Mr. Bar Nir and Mrs. Shapira have each declared that he or she complies with the External Director requirements under the Companies Law.

In addition to the External Directors, under the Companies Law and regulations thereunder, a director in a company such as Elbit Systems, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, such as the Nasdaq director independence criteria, may be considered an Independent Director pursuant to the Companies Law if such director meets certain conditions listed in the regulations, and provided such director has been designated as such by the audit committee. The Audit and Financial Statements Review Committee has designated Mr. Adam, Mrs. Livni and Prof. Nisan as Independent Directors under the Companies Law.

The terms of office of Mrs. Shapira and Mr. Bar Nir, the current External Directors on our Board, expire as described under “External Directors” below. The terms of office of the other seven current directors, each of whom was appointed at the Annual General Meeting of Shareholders held in August 2023, expire as described under “Directors and Executive Officers – Board of Directors” above. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

We are subject to Nasdaq Stock Market Inc. Listing Rules (the Nasdaq Rules) relating to the composition and practices of our Board. Among other things, these rules require that a majority of our directors be “independent” as defined in the applicable Nasdaq Rules and that our Audit and Financial Statements Review Committee, our Compensation Committee and our Corporate Governance and Nominating Committee each be composed exclusively of such independent directors. We comply with these Nasdaq requirements because (a) of our nine directors, the following five directors are independent under Nasdaq Rules: Ehud (Udi) Adam, Noaz Bar Nir, Tzipi Livni, Professor Ehood (Udi) Nisan and Bilha (Billy) Shapira and (b) our Audit and Financial Statements Review Committee, our Compensation Committee and our Corporate Governance and Nominating Committee are each composed exclusively of directors who are independent under the Nasdaq Rules. Nominees for appointment or election as a director are recommended by the Board’s Corporate Governance and Nominating Committee. See below “Corporate Governance and Nominating Committee”.

Substitute Directors. The Articles of Association provide that any director may appoint another person to serve as a substitute director. The substitute director will be subject to the same requirements as the appointing director under the Companies Law.

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

and

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

In general, at least one External Director must have financial and accounting expertise and the other External Director(s) must have professional competence as described below. However, in companies such as Elbit Systems that are “dually listed” (for example traded on a stock exchange in both Israel and the U.S.), if one or more other directors who meet the independence criteria applicable to members of the audit committee under the foreign applicable law (including stock exchange rules) have been determined by the board of directors to have financial and accounting expertise, then it is permissible for all of the External Directors to have only “professional competence” as described below.

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

According to the Companies Law and our Articles of Association, our External Directors serve for a three-year term following which they may stand for up to two additional terms of three years each. Re-election of an External Director for each additional period, beyond the first period, requires that he or she meets the Affiliation Requirements and that he or she:

(1)     is recommended for re-election by one or more shareholders holding at least 1% of all voting rights of the relevant company , and has no affiliations as listed in Section 245(a1)(1)(c) of the Companies Law;

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

Mrs. Shapira and Mr. Bar Nir currently serve as our Board’s External Directors. The second three-year term of office of Mrs. Shapira ends in November 2025. The second three-year term of office of Mr. Bar Nir ends in August 2026. Mr. Bar Nir was determined by the Board to have financial and accounting expertise under Israeli law, and Mrs. Shapira was determined by the Board to have the applicable “professional competence” to serve as an External Director.

Audit and Financial Statements Review Committee

Pursuant to Sections 114 and 171(e) of the Companies Law, the Companies Regulations (Provisions and Terms for the Approval Process of the Financial Statements) – 5770 - 2010 (the Financial Statements Regulations), and Rule 5605(c)(1) of the Nasdaq Rules, the Company has established an audit and financial statements review committee (the Audit and Financial Statements Review Committee) as a standing committee of its Board. In accordance with the requirements of the Companies Law and Financial Statements Regulations, the committee may act as either an “audit committee” or “financial statements review committee”. Together, in these two frameworks, the Audit and Financial Statements Review Committee performs the duties required under the Nasdaq Rules and the Companies Law to be performed by an “audit committee”, as well as the duties required under the Companies Law and the Financial Statements Regulations to be performed by a “financial statements review committee”.

Currently, Mr. Bar Nir (chair), Mr. Adam, Mrs. Livni, Prof. Nisan and Mrs. Shapira are members of the Audit and Financial Statements Review Committee. Mr. Ninveh is an observer in the meetings where the committee acts as a financial statements review committee.

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

Compensation Committee

Mrs. Shapira (chair), Mr. Adam and Mr. Bar Nir are members of the Board’s compensation committee (Compensation Committee). Pursuant to the Companies Law (see above “Compensation of Directors and Executive Officers – Compensation Policy”), the compensation committee of a public company, such as Elbit Systems, is required to consist of at least three members, and all of the External Directors must be members of the committee (one of which to be appointed as the chair) and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee as defined in the Companies Law and whose compensation is in accordance with the compensation requirements applicable to the External Directors. Furthermore, all of the Committee members must comply with the independence requirements of the SEC and Nasdaq. All of our Compensation Committee members have been determined to be independent as defined by the applicable Nasdaq Rules and those of the SEC and have been determined to be eligible to be members of a compensation committee in accordance with the Companies Law. The chair of our Compensation Committee is an External Director, and the majority of the Committee members are External Directors.

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

According to the Companies Law, Employment Terms of a public company’s Office Holders must be approved by the compensation committee and the board. In addition, with respect to Employment Terms of the CEO, a director or any Office Holder where the Employment Terms are not consistent with an approved compensation policy or for an Office Holder who is also considered a controlling shareholder (or such controlling shareholder’s Relative), approval by the company’s shareholders is also required in accordance with the applicable majority requirements of the Companies Law. For further information see above “Compensation of Directors and Executive Officers – Compensation Policy”, and see below Item 10. Additional Information – General Provisions of Israeli Law and Related Provisions of Articles of Association – Office Holders and Item 10. Additional Information – Approval of Certain Transactions – Approval of Employment Terms of Office Holders.

Our Compensation Committee operates in accordance with a Compensation Committee charter that provides the framework for its oversight functions consistent with Israeli and U.S. legal and regulatory requirements, including with the compensation committee Nasdaq Rules. The charter is published on our website.

Corporate Governance and Nominating Committee

Mr. Adam (chair), Mrs. Shapira and Mr. Bar Nir are members of the Board’s corporate governance and nominating committee (Corporate Governance and Nominating Committee). This Committee operates in accordance with a Corporate Governance and Nominating Committee charter that specifies its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The charter is published on our website. The main role of the Corporate Governance and Nominating Committee is to:

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

Board Committee Membership

Audit and Financial Statements Review Committee:	Corporate Governance and Nominating Committee:	Compensation Committee:

Noaz Bar Nir	Ehud (Udi) Adam	Bilha (Billy) Shapira
(chair)	(chair)	(chair)
Ehud (Udi) Adam	Noaz Bar Nir	Noaz Bar Nir
Tzipi Livni	Bilha (Billy) Shapira	Ehud (Udi) Adam
Ehood (Udi) Nisan
Bilha (Billy) Shapira

Board and Committee Meetings

The Board meets quarterly and at other times during the year as necessary to conduct its activities. The Audit and Financial Statement Review Committee, in each of its roles as either the audit committee or the financial statements review committee, meets at least quarterly, and the Compensation Committee and Corporate Governance and Nominating Committee each meet at least annually. In addition, in accordance with the applicable Nasdaq Rules, our independent directors conduct executive sessions at least twice a year. Each of the committees also meets at additional times during the year as may be necessary to carry out its functions. As determined by our Board, Board members are expected to attend at least 90% of all meetings of the Board and the committees on which they serve (except in cases of unavoidable circumstances). During 2023, the average attendance for Board members at Board and committee meetings was approximately 97%.

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in the U.S. at the end of 2021, 2022 and 2023 were as follows:

	Total Employees	U.S. Employees
2023	18,984	3,546
2022	18,407	3,675
2021	17,787	3,515

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 4,600 employees in Israel are covered by such agreements that extend for various periods through 2027. In addition, approximately 575 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods through July, 2024.

Share Ownership

As of March 15, 2024, to the Company's best knowledge, the ownership by the members of our Board and by our executive officers of our ordinary shares (either actual ordinary shares or ordinary shares that the person has the right to acquire within 60 days as the result of the exercise of an option), was as follows (in each case, based on information that each applicable person has provided to us):

(1) Michael Federmann, a member of our Board, has the right to control the voting of the 19,580,342 ordinary shares (i.e., approximately 44.03% of our outstanding ordinary shares) that are owned, directly and indirectly, by FEL (the FEL Share Position) and has an indirect economic interest in the FEL Share Position;

(2) David Federmann, the chair of our Board and the son of Michael Federmann, has an indirect economic interest in the FEL Share Position; and

(3) Except as provided above, as of March 15, 2024, no individual director or executive officer beneficially owned (as determined under SEC rules) 1% or more of our outstanding ordinary shares.

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

Elbit Systems’ Stock Option Plans

2018 Equity Incentive Plan for Executive Officers

In February 2018, our Board approved the 2018 Equity Incentive Plan for Executive Officers (as may be amended from time to time - the 2018 Equity Plan), for a period of eight years. The purpose of the 2018 Equity Plan is to link the compensation and benefits of our executive officers with the future growth and success of the Company and its affiliates and with long-term shareholder value. Our Board has also approved the appointment of our Compensation Committee as the administrator of the 2018 Equity Plan. Under the 2018 Equity Plan, the Company may allocate options to its Israeli resident executive officers, subject to receipt of approvals as required under Israeli Law, to be exercised using a “Net-Exercise Mechanism” (Options), which entitles the recipients to exercise the Options for an amount of shares reflecting only the benefit factor. In 2018, the Board approved a pool of 1,000,000 Options. In February 2021, the Board approved amendments to the 2018 Equity Plan that increased the pool of Options permitted to be granted under the 2018 Equity Plan to 1,500,000 Options (an increase of 500,000 Options) and extended the duration of the 2018 Equity Plan by an additional three years. In February 2024, the Board further increased the pool of Options permitted to be granted under the 2018 Equity Plan to 2,300,000 (an increase of 800,000 Options), and made additional amendments to the 2018 Equity Plan (the Second Amendment), as reflected below.

The Options are granted under the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version] of 1961 with respect to the “capital gain tax route”, as well as in compliance with the Israeli Income Tax Rules (Tax Relief in Issuance of Shares to Employees) 2003, as amended from time to time.
The exercise price of an Option is denominated in U.S. dollars and is the higher of:
(1) the average of the closing share price of Elbit Systems ordinary shares on the TASE, during the period of thirty (30) trading days preceding, but not including, the Date of the Board Resolution, converted into U.S. dollars by applying the average representative U.S. dollar - NIS exchange rate during such thirty (30) trading days period; or

(2) the closing share price of our ordinary shares on the TASE on the last trading date preceding the Date of the Board Resolution, converted into U.S. Dollars by applying the representative U.S. dollar - NIS exchange rate most recently published by the Bank of Israel prior to the Date of the Board Resolution.

The Date of the Board Resolution is, unless otherwise determined by the Board, the date on which the grant of the Options was approved by the Board.
The grant date of Options to a recipient is determined to be the latest of (the Grant Date):
(1) the Date of the Board Resolution;
(2) the first trading day after a period of thirty (30) days has elapsed from the date the 2018 Equity Plan is filed with the Israeli Tax Authorities; or
(3) where applicable, the date on which the required corporate approvals have been obtained and/or other conditions set by the Board have been met.

Unless otherwise determined by the Board, the Options under the 2018 Equity Plan vest, subject to continued employment of the participant with the Company or a subsidiary, as follows:
(1) for Options granted prior to the Second Amendment, forty percent (40%) on the second anniversary of the Grant Date, with the remaining sixty percent (60%) of the Options vesting twenty percent (20%) each on the third, fourth and fifth anniversary of the Grant Date, respectively.
(2) for Options granted on or after the Second Amendment, forty percent (40%) on the second anniversary of the Grant Date, with the remaining sixty percent (60%) of the Options vesting thirty percent (30%) each on the third and fourth anniversary of the Grant Date, respectively.

The 2018 Equity Plan includes customary terms such as adjustments for capital modifications (reverse stock split, stock split, etc.), rights offering restructuring (split, merger, etc.) and the like. Under the 2018 Equity Plan, vesting of a participant’s Options granted prior to the Second Amendment will be fully accelerated in case his or her employment is terminated by the Company without cause within a period of twelve (12) months following any change of control over the Company. The 2018 Equity Plan also allows, subject to approvals of the Compensation Committee and the Board, acceleration, continued vesting and exercisability of the Options, as well as post-termination exercise periods, in case of termination of employment without cause, or as a result of death or disability. For further information on the terms of the 2018 Equity Plan see the 2018 Equity Incentive Plan for Executive Officers filed as Exhibit 4.2.1 to this annual report.

2022 Equity Incentive Plan for Employees

On January 16, 2022, our Board approved the 2022 Equity Incentive Plan for Employees (as may be amended from time to time - the Employees Plan), for a period of seven (7) years. The purpose of the Employees Plan is to enable Elbit Systems to link the compensation and benefits of its employees with the future growth and success of Elbit Systems and its affiliates and with long-term shareholder value, through the creation of a long-term incentive for employees. Our Board has also approved the appointment of our Compensation Committee as the administrator of the Employees Plan. Under the Employees Plan, the Company may allocate options to employees of Elbit Systems and its wholly owned subsidiaries, to be exercised using a “Net-Exercise Mechanism”, which entitles the recipients to exercise the options for an amount of shares reflecting only the benefit factor. The Board approved an option pool of 1,100,000 options that may be granted under the Employees Plan. In February 2024, the Board approved an increase of the option pool to 2,050,000 (an increase of 950,000 options that may be granted under the Employees Plan).

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

The Employees Plan includes customary terms such as adjustments for capital modifications (reverse stock split, stock split, etc.), and rights offering restructuring (split, merger, etc.). The Employees Plan also allows, subject to approvals as set forth in the Employees Plan, acceleration, continued vesting and exercisability of the options, as well as post-termination exercise periods, in case of termination of employment without cause, or as a result of death or disability. For further information on the terms of the Employees Plan see the 2022 Equity Incentive Plan for Employees filed as Exhibit 4.2.2 to this annual report.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders
Percentages

As of March 15, 2024, we had 44,467,334 ordinary shares outstanding. The following table sets forth specific information as of March 15, 2024, to the best of our knowledge, concerning:

•beneficial ownership of more than 5% of our outstanding ordinary shares; and

•the number of ordinary shares beneficially owned by all of our executive officers and directors as a group. Ordinary shares that a person has the right to acquire within 60 days of March 15, 2024 through the exercise of Options under the 2018 Equity Plan (see footnote (4) below) are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and Board members as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares(1)
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel	19,580,342	(2)	44.03%
All executive officers and directors as a group (24 persons)	105,366	(3) (4)	less than 1%

(1)    Based on 44,467,334 ordinary shares outstanding as of March 15, 2024.

(2)    Includes 3,836,458 ordinary shares held by Heris Aktiengesellschaft (Heris). Heris is owned, directly and indirectly, by Federmann Enterprises Ltd. (FEL). FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also a member of Elbit Systems’ Board and the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of ordinary shares owned by Heris and FEL (approximately 44.03% of our outstanding ordinary shares). In addition, Michael Federmann is the trustee of a trust on behalf of his sister, Irith Federmann-Landeau, that holds an indirect non-voting economic interest of approximately 7.7% in our outstanding ordinary shares through an indirect approximately 17.5% non-voting interest in FEL. Michael Federmann and his sons, David (who also serves as the chair of the Elbit Systems Board), Gideon and Daniel Federmann, collectively hold an indirect economic interest equivalent to approximately 27.2% of our outstanding ordinary shares, with Michael Federmann holding an approximately 7.6% economic interest and each of his sons an approximately 6.5% economic interest. In connection with loans obtained from time to time by FEL from two Israeli banks, FEL has pledged to the banks an aggregate of 3,000,000 of our ordinary shares as security for the loans.

(3)    This amount (i) does not include any ordinary shares that may be deemed to be beneficially owned by Michael Federmann or David Federmann as described in footnote (2) above and (ii) includes shares held by the spouse of a director, but the director disclaims beneficial ownership over the spouse's shares.

(4)    The 2018 Equity Plan includes a mandatory “Net Exercise Mechanism” that entitles the recipients to exercise Options for the number of shares determined based on the excess, if any, of the fair market value of the shares underlying such options over the exercise price of such options, calculated based on the date of exercise. For further information regarding the 2018 Equity Plan see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems' Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers, as well as the Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers, filed as Exhibit 4.2.1 to this annual report. The number of ordinary shares reflected above as owned by all executive officers and directors as a group was calculated based on a hypothetical exercise on March 15, 2024, which is a theoretical date. The number of ordinary shares that will actually be issued will vary, depending on the date of exercise and the market price of the ordinary shares on such date. The aggregate number of Options granted to executive officers that are exercisable on or within 60 days following March 15, 2024 is 312,821 Options.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

Our controlling shareholder generally has the same voting rights as other holders of our ordinary shares. See also Exhibit 2.1 – Description of Securities.

Based on beneficial ownership reports filed with the SEC, the Phoenix Holdings Ltd. (the Phoenix) and 1832 Asset Management L.P. (1832) were included as major shareholders beneficially owning more than 5% of the Company's ordinary shares in the Company's Annual Report on Form 20-F for 2021. In the Company's Annual Report on Form 20-F for 2022, Clal Insurance Enterprises Holdings Ltd. (Clal) was included as a major shareholder beneficially owning more than 5% of the Company's ordinary shares and the Phoenix was no longer included as a major shareholder beneficially owning more than 5% of the Company's ordinary shares. Pursuant to a Schedule 13G filed by Clal with the SEC on February 14, 2024, and a Schedule 13G filed by 1832 with the SEC on February 9, 2024, as of December 31, 2023, each of Clal and 1832 owned less than 5% of the Company’s ordinary shares and therefore are not included in the Company’s Annual Report on Form 20-F for 2023 as major shareholders beneficially owning more than 5% of the Company's ordinary shares. Other than as described above, we are not aware of any significant changes in the number of shares held by our major shareholders during the last three years.

As of March 15, 2024, approximately 11% of our outstanding ordinary shares were held in the United States by approximately 108 shareholders of record registered on the books of our transfer agent.

We are not aware of any arrangement which may result in a change in control of the Company.

In September 2023, we filed a shelf prospectus with the Israeli Securities Authority and with the TASE, under which we may issue, from time to time, different type of securities pursuant to filing supplemental shelf offering reports. The shelf prospectus would typically be effective for two years, unless extended with the consent of the Israeli Securities Authority.

Related Party Transactions

The Company engages from time to time, in the normal course of business, in transactions with related parties (including with companies affiliated with FEL, the Company’s major shareholder) for certain goods and services, such as purchase of materials and systems, hotel services and catering services. Related party transactions also include, among others, transactions for the purchase or sale of goods or services, with certain affiliated entities or other entities in which an Office Holder of the Company serves as a director or in which the person has an interest, or investment therein. The Company also has employment agreements and compensation-related engagements with its Office Holders, entered into in the ordinary course of business (see Item 6. Directors, Senior Management and Employees – Compensation of Directors and Executive Officers and Item 10. Additional Information – Exemption, Insurance and Indemnification of Directors and Officers).

The Company does not believe its transactions with related parties during the annual period commencing on January 1, 2023 are either material to the Company or unusual in their nature or conditions. Certain transactions with related parties may also require special approvals under the Companies Law. For further information see Item 10. Additional Information – Approval of Certain Transactions.

For further information regarding certain transactions between the Company and related parties see Item 18. Financial Statements – Note 27.

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

Our international sales (outside Israel) constitute a significant portion of our sales. In 2023, these sales were approximately $4.8 billion, constituting approximately 80% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2023 Compared to 2022 – Revenues.

Legal Proceedings

The Company is involved in various legal proceedings from time to time. For a discussion of our significant legal proceedings see Item 18. Financial Statements - Note 21C.

Dividend Distributions

We do not have an established dividend policy. Regarding declarations of dividends out of certain tax-exempt income see below Item 10. Additional Information – Taxation – Israeli Tax Considerations – General Corporate Tax in Israel –Investment Law. Our Articles of Association provide that the Board may approve dividend payments to shareholders out of surplus earnings as permitted by applicable law. We have consistently paid a quarterly dividend to our shareholders.

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:
(US dollars)

Year	Dividend
2021	1.80 per share
2022	2.00 per share
2023	2.00 per share

Significant Changes

Other than any significant event that may be described in this annual report, there have not been any significant changes since December 31, 2023.

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

Internal Auditor. Israeli public companies are required to appoint an internal auditor who was initially recommended by the audit committee. The main role of the internal auditor is to examine whether the company’s activities are conducted in accordance with the law, with integrity and pursuant to orderly business procedures. Our internal auditor operates in accordance with our Audit and Financial Statements Review Committee charter that provides the framework for the committee’s oversight of the internal auditor’s functions, consistent with applicable Israeli and U.S. laws and regulations. Under the Companies Law, the internal auditor may not be an Office Holder (see below “Office Holders”), an “interested party” (as defined below) or a “Relative” (see below “Approval of Certain Transactions – Personal Interest and Extraordinary Transactions”) of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is generally defined in the Companies Law as any person who (a) serves as a director or the chief executive officer of the company, (b) has the right to appoint a director or chief executive officer or (c) owns 5% or more of the issued share capital or the voting rights.

Office Holders

An “Office Holder” is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person who fulfills these functions without regard to that person’s title as well as a director and any other manager directly subordinate to the general manager. Under the Companies Law, the general manager of a corporation has authority equivalent to that of a president or chief executive officer of a U.S. corporation. For such purposes, our general manager is Bezhalel Machlis, our President and Chief Executive Officer. Each person listed as a director or executive officer in Item 6. Directors, Senior Management and Employees ‒ Directors and Executive Officers, is an Office Holder of Elbit Systems.

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

Personal Interest and Extraordinary Transactions. The Companies Law requires that an Office Holder or a controlling shareholder of a publicly traded company immediately disclose, no later than the first board meeting at which the transaction is discussed, any Personal Interest, as defined below, that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction of the company. A person with a Personal Interest in any such transaction that is brought for approval of the audit committee or board of directors may not be present at the meeting where the transaction is being deliberated or approved (unless the chair of the audit committee or the board, as the case may be, determines that such person’s presence at the meeting is required for presentation of the relevant transaction) and, in case such person is a director, he or she may not vote on the matter, unless a majority of the members of the audit committee or of the board of directors (as the case may be) have a Personal Interest in the approval of the relevant transaction, in which case the directors having such Personal Interest may be present and may participate in the vote. If, however, the majority of the members of the board of directors have a “Personal Interest” in such transaction, the approval of the shareholders is also generally required.

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

(ii)    a material action or arrangement (unrelated to Employment Terms) that may otherwise be considered a breach of fiduciary duty by an Office Holder; or

(iii)    an Extraordinary Transaction of a public company with its controlling shareholder or with another person in which the controlling shareholder has a Personal Interest, including a private offering in which the controlling shareholder has a Personal Interest, as well as an agreement of a public company with its controlling shareholder or his or her Relatives, directly or indirectly, including through a company controlled by him or her, regarding the grant of services to the applicable company, as the case may be (in addition, if he or she is an employee who is not an Office Holder - regarding the terms of his employment); and

(3)    approval of both the compensation committee and the board of directors -

(i)    an arrangement regarding Employment Terms of an Office Holder; or

(ii)    an agreement of a public company with its controlling shareholder or his or her Relatives directly or indirectly, including through a company controlled by him or her, regarding the terms of engagement and employment as an Office Holder of such public company.

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

Approval of Employment Terms of Office Holders

In accordance with the Companies Law, approval by both the compensation committee and the board of directors is required for all arrangements regarding Employment Terms of an Office Holder. In addition, the Companies Law requires that the company will obtain the approval of the shareholders for any Employment Terms arrangement with (i) the CEO; (ii) a director; (iii) any other Office Holder where the Employment Terms are not consistent with an approved compensation policy; or (iv) an Office Holder who is also considered a controlling shareholder (or his or her Relative). Such shareholders' approval requires a Special Uninterested Majority, except with respect to Employment Terms of a director that are consistent with the company's compensation policy. See Item 6. Directors, Senior Managers and Employees ‒ Compensation of Directors and Executive Officers ‒ Compensation Policy.

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

In addition, pursuant to the Companies Law, in special cases the compensation committee and the board of directors may approve Employment Terms of an Office Holder (other than a director or a controlling shareholder, but including the CEO) that otherwise require the approval of the shareholders as specified above, even if the shareholders do not approve such Employment Terms, provided that:

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

Changes to the terms of a current arrangement regarding Employment Terms of an Office Holder (other than a director or a controlling shareholder) require only the approval of the compensation committee, if the compensation committee has determined that such changes are not material.

For further information see above “General Provisions of Israeli Law and Related Provisions of Articles of Association ‒ Office Holders” and Item 6. Directors, Senior Management and Employees ‒ Compensation of Directors and Executive Officers ‒ Compensation Policy.

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

In 2011, Elbit Systems’ Audit and Financial Statements Review Committee, Board and shareholders approved the grant to members of our Board (including to Michael Federmann, who may be considered a controlling shareholder of the Company, and to his son David Federmann) of indemnification letters reflecting the above conditions and limitations. Similar letters were also approved by the Audit and Financial Statements Review Committee or Compensation Committee (as the case may be) and the Board for indemnification of Office Holders of Elbit Systems who are not directors.

According to the Companies Law, the granting by a public company, such as Elbit Systems, of an indemnification letter (or exemption letter) to an Office Holder who may be considered a controlling shareholder of that company or his or her relative requires re-approval every three years by the company’s compensation committee, the board of directors and the company’s shareholders. The indemnification letters originally granted to Michael Federmann and David Federmann in 2011 were last re-approved, following the approval of our Compensation Committee and Board, by our shareholders at the Annual General Meeting of Shareholders in 2023, for an additional period of three years commencing on December 1, 2023.

Elbit Systems’ Compensation Policy allows Elbit Systems to purchase, from time to time during the term of the Compensation Policy, directors and officers (D&O) liability insurance. Pursuant to the Compensation Policy, the coverage limit under each such insurance policy will not exceed $200 million, and the insurance policy terms, as well as the premium paid by the Company, will reflect the current market conditions with respect to the Company and the nature of its operations. For additional information, see Item 6. Directors, Senior Management and Employees ‒ Compensation of Directors and Executive Officers ‒ Compensation Policy. In accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the inclusion of our Office Holders in any D&O liability insurance policy that is consistent with our Compensation Policy will require only the approval of our Compensation Committee if the D&O liability insurance policy applicable to each of them (i) is purchased on market terms and (ii) the purchase thereof will not have a material effect on the Company’s profitability, assets or obligations.

In a meeting held on December 6, 2023, our Compensation Committee approved the extension of our existing D&O liability insurance policy which complies with the provisions of our Compensation Policy and the inclusion therein, in addition to all other Office Holders, of Michael Federmann (who may be considered a controlling shareholder of the Company), his son David Federmann and Bezhalel Machlis, our President and CEO, in accordance with the requirements of the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000. As of March 15, 2024, the D&O policy’s limit of liability was $100 million. The Compensation Committee also approved the purchase of a D&O liability insurance policy for a subsidiary of the Company, which also covers certain Office Holders of the Company, including our President and CEO, in accordance with the limitations under our Compensation Policy.

In addition, our Compensation Policy authorizes the Company, subject to applicable law and the Company’s Articles of Association, to exempt our Office Holders from liability for violating their duty of care towards the Company. However, such exemption will not apply with respect to any decision or transaction in which a controlling shareholder, executive officer or director of the Company (even if such shareholder, executive officer or director is not the one who is exempted) has a personal interest. At the April 2021 General Meeting, our shareholders, following recommendation of our Compensation Committee and the approval of our Board, approved providing an exemption letter reflecting the above conditions and limitations to Bezhalel Machlis, our President and CEO, and to the Company's current and future directors (including to Michael Federmann, who may be considered a controlling shareholder of the Company, and to his son David Federmann). Similar letters were also approved by the Compensation Committee and the Board for exemption of other Office Holders of Elbit Systems who are not directors. The exemption letters originally granted to Michael Federmann and David Federmann in 2021 were last re-approved, following the approval of our Compensation Committee and Board, by our shareholders at the Annual General Meeting of Shareholders in 2023, for an additional period of three years commencing on April 7, 2024.

Share Capital

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each, of which 44,467,334 ordinary shares were issued and outstanding as of March 15, 2024. All issued and outstanding ordinary shares are fully paid and non-assessable. For information regarding changes in share capital, see the Description of Securities filed as Exhibit 2.1 to this annual report (the Description of Securities) under “Share Capital”.

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

The following also contains a discussion of certain material Israeli tax consequences applicable to our shareholders. This summary does not discuss all the tax aspects that may be relevant to a particular shareholder in light of its, his or her personal circumstances, including shareholders that may be subject to special treatment such as partnerships, trusts or traders in securities who are subject to special tax regimes not covered under this discussion. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-ISRAELI, STATE OR LOCAL TAXES.

General Corporate Tax in Israel

Israeli companies are generally subject to corporate tax on taxable income and capital gains at the rate of 23%. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an “Approved Enterprise”, a “Beneficiary Enterprise”, a “Preferred Enterprise” or a “Preferred Technological Enterprise” (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

Capital Gains to a Shareholder

General. Israeli law generally imposes a capital gains tax on the sale or disposition of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares in Israeli companies, by both Israeli residents as well as non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus accrued since January 1, 1994 is not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital gains to Israeli residents. The tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of any of our means of control) is 25%, and a tax rate for an individual “principal” shareholder (those persons holding 10% or more of any of our means of control at the time of sale or at any time during the preceding 12- month period) is 30%. Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional surtax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 698,280 (approximately $192,895) for 2023, which amount is linked to the annual change in the Israeli consumer price index. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Companies resident in Israel are taxed on capital gains at the applicable corporate tax rate.

Capital gains to non-residents of Israel. Gains on the sale of ordinary shares traded on the TASE and on Nasdaq held by non-Israeli resident investors for tax purposes that are not attributable to an Israeli permanent establishment will generally be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Moreover, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, the United States - Israel tax treaty (the Treaty) generally exempts United States residents who hold less than 10% of our voting rights, and who never held 10% of our voting rights during any part of the twelve months prior to a sale of their shares, from Israeli capital gains tax in connection with such sales under certain circumstances and subject to meeting applicable conditions.

Taxation on Dividends Paid to a Shareholder

Income tax for individual Israeli residents. Residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). The tax rate on dividend income to a “non-principal” individual shareholder is 25% and 30% to an individual “principal” shareholder. The distributing company withholds at source tax at the rate of 25% or 30% in the case of a “principal shareholder” on the distribution date or at any time during the 12-month period prior to the dividend distribution date. A company the stock of which is traded on a stock exchange withholds tax at the rate of 25% from dividends distributes to a shareholder if the shares are registered with a nominee company (whether the recipient is a “principal” shareholder or not). Dividends distributed from “Preferred Income” under Preferred Enterprise status (see above “Investment Law”) are subject to a withholding tax rate of 20%, subject to a reduced tax rate under the provisions of applicable double taxation treaties. Following Elbit Systems' election in February 2022 to implement the Temporary Provision and pay a reduced tax on distribution of the Selected Accumulated Income, dividends distributed in the future will include the Selected Accumulated Income, the withholding tax rate for which will be calculated according to the proportion between the Selected Accumulated Income and the total accumulated earnings as of December 31, 2020. Accordingly, the aggregate withholding tax rate on those dividends for individuals and non-residents is expected to be approximately 17%.

Income tax for non-residents of Israel. Non-residents of Israel (whether individuals or corporations) are subject to income tax on distributions of dividends other than bonus shares (stock dividends). The tax rate on dividend income to a “non-principal” non-resident of Israel shareholder is 25% and 30% to a “principal” shareholder (including a foreign company as opposed to an Israeli company) on the distribution date or at any time during the 12-month period prior to the dividend distribution date. The distributing company withholds at source income tax at the rate of 25% for a “non-principal” shareholder, or 30% for a “principal” shareholder. A company whose stock is traded on a stock exchange will withhold tax at the rate of 25% from dividends paid to a “principal” shareholder for shares registered and held by a registration company, unless a lower rate is applicable under a double taxation treaty. Accordingly, Elbit Systems withholds income tax at the source. Generally, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise or Privileged Enterprise are taxable at the rate of 15% if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after the period (this limitation does not apply if the company qualifies as a foreign investors’ company according to the Investment Law). Dividends distributed from “Preferred Income” under a Preferred Enterprise, PTE or SPTE status are subject to a withholding tax rate of 20% (unless a lower treaty rate applies).

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

Israeli Tax on United States Shareholders

Dividends paid by Elbit Systems to a shareholder resident in the United States are generally subject to withholding tax in Israel. Under the Treaty, the withholding tax rate on a dividend is normally 25%.

A U.S. corporation would have a reduced withholding tax rate on dividends of 12.5% (or 15% in connection with an Approved Enterprise, Privileged Enterprise or Preferred Enterprise. See above “Investment Law”). The U.S. corporation must own at least 10% of the voting shares during a portion of Elbit Systems’ tax year in which the payment of the dividend occurs but prior to the payment date and during the entire prior tax year. The reduced rate is also subject to a condition that no more than 25% of Elbit Systems’ gross income for the prior tax year consists of interest, other than interest received from banking, financing or similar businesses or from certain subsidiaries. In light of Elbit Systems' election in February 2022 to implement the Temporary Provision and pay a reduced tax on distribution of the Selected Accumulated Income, dividends distributed after such election will include the Selected Accumulated Income, and the withholding tax rate on them will be calculated according to the proportion between the Selected Accumulated Income and the total accumulated earnings as of December 31, 2020. Accordingly, the aggregated withholding tax rate on those dividends for individuals and non-residents is expected to be approximately 17%.

Under the terms of the Treaty, Israel may tax capital gains realized by shareholders resident in the United States on a sale of ordinary shares of Elbit Systems if certain conditions exist. However, since Elbit Systems’ ordinary shares are traded on the TASE and on Nasdaq, gains on the sale of ordinary shares held by non-Israeli resident investors for tax purposes that are not attributable to an Israeli permanent establishment generally will be exempt from Israeli capital gains tax, subject to the provisions of the Israeli tax legislation.

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

Surtax

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or, subject to tax treaties not otherwise limiting the applicable tax rate, non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 698,280 (approximately $192,890) for 2023, which amount is linked to the annual change in the Israeli consumer price index.

This summary of Israeli taxation is based on existing treaties, laws, regulations and judicial and administrative interpretations thereof. There can be no assurance that any of these may not be amended or repealed, possibly with retroactive effect, or that a tax authority may not take a contrary position. Also, this summary does not address the tax consequences that may be applicable to specific persons based on their individual circumstances. It also does not address any local or other foreign tax consequences. Each shareholder should consult his or her own tax advisor as to the specific tax consequences of purchasing, holding or transferring our shares.

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

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the Code), existing and proposed U.S. Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this annual report. These authorities and their interpretation are subject to change, possibly with retroactive effect. No ruling will be requested by us from the Internal Revenue Service (the IRS) regarding the tax consequences to a U.S. Shareholder, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences, such as state, local or foreign taxes, the U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Shareholders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares. Investors are urged to consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of owning and disposing of our ordinary shares in light of their particular circumstances.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules”, a U.S. Shareholder generally will be required to include in income, as ordinary dividend income, the U.S. dollar amount of any distribution of cash or property on our ordinary shares, including the amount of any Israeli withholding tax thereon, to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not intend to compute earnings and profits under U.S. tax principles. U.S. Shareholders therefore should expect that all distributions with respect to our ordinary shares will be treated for U.S. federal income tax purposes as dividends. Dividends paid with respect to our ordinary shares do not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations.

Subject to certain exceptions for short-term positions, dividends received with respect to our ordinary shares by a U.S. Shareholder that is an individual, trust, or estate generally will be subject to tax at preferential tax rates if the dividends are “qualified dividends.” Dividends paid on our ordinary shares will be treated as qualified dividends if the ordinary shares are readily tradable on an established securities market in the United States and we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a PFIC).

The ordinary shares are listed on the Nasdaq and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were treated as a PFIC with respect to our 2022 and 2023 taxable years and do not expect to be treated as a PFIC for our current taxable year or in the reasonably foreseeable future. See “Passive Foreign Investment Company Rules”, below.

There is no assurance that dividends received with respect to our ordinary shares by U.S. Shareholders will be eligible for such preferential tax rates. U.S. Shareholders of ordinary shares are urged to consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular situation.

The amount of any distribution paid in NIS will be included in the gross income of a U.S. Shareholder in an amount equal to the U.S. dollar value of the NIS calculated by reference to the spot rate of exchange in effect on the date the distribution is received by the U.S. Shareholder. If a U.S. Shareholder converts dividends paid in NIS into U.S. dollars on the day we distribute the dividends, the U.S. Shareholder generally should not be required to recognize foreign currency gain or loss with respect to such conversion. If the NIS received in the distribution are not converted into U.S. dollars on the date of receipt, any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of the NIS will generally be treated as U.S. source ordinary income or loss. Special rules govern and special elections are available to accrual method taxpayers to determine the U.S. dollar amount that should be included in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and the elections applicable in this regard.

Subject to generally applicable limitations and conditions, Israeli dividend withholding tax paid at the appropriate rate applicable to the U.S. Shareholder may be eligible for a credit against such U.S. Shareholder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS in regulations promulgated in December 2021, and any Israeli tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Shareholder. In the case of a U.S. Shareholder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Israeli tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Shareholders, the application of these requirements to the Israeli tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Israeli dividend tax is not a creditable tax for a U.S. Shareholder or the U.S. Shareholder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Shareholder may be able to deduct the Israeli tax in computing such U.S. Shareholder’s taxable income for U.S. federal income tax purposes. Israeli taxes paid by a U.S. Shareholder under circumstances in which an exemption from such tax was available generally will not be entitled to claim a credit or deduction for such taxes.

Dividend distributions will constitute income from sources without the United States and, for U.S. Shareholders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Shareholder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Shareholders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

A U.S. Shareholder generally will not be entitled to credit any Israeli tax imposed on the sale or other disposition of the ordinary shares against such U.S. Shareholder’s U.S. federal income tax liability, except in the case of a U.S. Shareholder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Shareholder on the sale, exchange or other disposition of ordinary shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Shareholder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Israeli tax is not a creditable tax, such tax would reduce the amount realized on the sale or other disposition of the ordinary shares even if the U.S. Shareholder has elected to claim a foreign tax credit for other taxes in the same year. Israeli taxes paid by a U.S. Shareholder under circumstances in which an exemption from such tax was available generally will not be entitled to claim a credit or deduction for such taxes. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Shareholders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ordinary shares and any Israeli tax imposed on such sale or disposition.

If a U.S. Shareholder receives NIS upon the sale of ordinary shares, that U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (or PFIC) for any taxable year if at least 75% of its gross income consists of passive income (which is generally subject to certain exceptions for active businesses, dividends, interest, rents, royalties and gains from the sales of property generating such income), or at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were treated as a PFIC with respect to our 2022 and 2023 taxable years, and do not expect to be a PFIC for our current taxable year or in the reasonably foreseeable future. However, whether we are a PFIC is a factual determination that must be made at the close of each year and is based on factors that may be outside of our control, including, among other things, the valuation of our ordinary shares and assets, which will likely change from time to time. Therefore, there is no assurance that we will not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, or changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Shareholder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder's investment even if we no longer meet the threshold requirements discussed above, unless the U.S. Shareholder has made a “deemed sale” election once we are no longer a PFIC.

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

Foreign Financial Asset Reporting

Individual U.S. Shareholders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. U.S. Shareholders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Informational Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to informational reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a holder who timely furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons (as defined in the Code) who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. persons generally will not be subject to U.S. informational reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN or W-BEN-E) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Holders of our ordinary shares should consult their own tax advisors concerning the specific U.S. federal, state and local tax consequences of the ownership and disposition of the ordinary shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Shareholders are urged to consult their own tax advisors concerning whether they will be eligible for benefits under the Treaty.

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

As of December 31, 2023 and December 31, 2022, the notional amount of our outstanding forward contracts was $4,016.0 million and $3,763.0 million, respectively. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivative instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2023. The table does not include information regarding the cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the Series B Notes issued during 2021 (see “Interest Rate Risk Management” below).

Maturity Date - Notional Amount - (US dollars in millions)

	2024	2025	2026	2027	2028	Total	Fair Value at 12/2023
Buy US$ and sell:
EUR	824.6	487.0	64.6	10.6	13.3	1,400.1	(3.0)
GBP	56.6	17.6	4.1	0.7	2.1	81.1	1.9
Other currencies	186.5	61.9	24.4	5.8	6.9	285.5	(8.5)
Total	1,067.7	566.5	93.1	17.1	22.3	1,766.7	(9.6)

Maturity Date - Notional Amount - (US dollars in millions)

	2024	2025	2026	2027	2028	Total	Fair Value at 12/2023
Sell US$ and buy:
EUR	303.5	58.1	21.0	20.2	5.0	407.8	(19.4)
GBP	22.1	30.2	—	—	—	52.3	(0.1)
NIS	1,668.6	114.3	—	—	—	1782.9	(1.7)
Other currencies	6.2	—	—	—	—	6.2	—
Total	2,000.4	202.6	21.0	20.2	5.0	2,249.2	(21.2)

At December 31, 2023, a 5% and 10% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $28.2 and $65.1 million, respectively, and a 5% and 10% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $20.8 and $35.3 million, respectively. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, most of such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2023 our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans, commercial paper and Notes. Our deposits were mainly in U.S. dollars.

In 2021, we issued NIS 1.9 billion (approximately $575 million) in Series B, C and D Notes. Following the issuance of the Series B Notes we entered into cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Notes. Under the cross-currency interest rate swaps, the Series B Notes were adjusted to the changes of the NIS to the U.S.dollar and will pay a fixed U.S. dollar interest rate of 1.92% per annum. During 2022 and 2023 we paid installments of the Notes in the amount of approximately $65 million each year. As of December 31, 2023 the balance of the Notes was approximately $407 million.

In 2021, we borrowed $445 million from a financial institution. The loan carried a floating interest rate of a tier-based margin between 1.20 % and 2.00%, plus the three months U.S. dollar Libor per annum. According to the loan's terms, the interest rate would change according to the Company meeting a certain financial ratio. The loan was to mature in 2026. During 2021 and 2022 we paid part of the loan and during 2023 the remainder of the loan was repaid.

In 2023, we completed an issuance in Israel of U.S. Dollar denominated commercial paper in an amount of approximately $314 million par value, bearing an annual interest of the SOFR 3M interest rate and an additional 1%. S&P Global Ratings Maalot Ltd. had assigned an ilA-1+ (on local scaling) short term rating to commercial paper.

The remaining debt is mainly short and long-term loans in U.S. dollars.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to cause that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2023, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of major business areas and key corporate functions and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013 Framework”). Based on this assessment, management believes that, as of December 31, 2023, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Kost Forer Gabbay & Kasierer (Kost), a member of EY Global, an independent registered public accounting firm (PACOB) (IB:1281), as stated in their report included in Item 18. Financial Statements.

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

Enterprise Resource Planning (ERP) Implementation. We are advancing in the process of implementing an ERP system, as part of a multi-year plan to integrate and upgrade our systems and processes. The implementation of this ERP system, which has been occurring in phases, began in 2020 with the migration of certain of our operational and financial systems in our corporate headquarters and certain other locations to the new ERP system and in 2023, the operational and financial systems in our Segments' main sites were substantially transitioned to the new system. As the phased and ongoing maturing implementation of this system occurs, we are experiencing certain changes to our processes and procedures which, in turn, result in changes to our internal control over financial reporting. While we expect the new ERP system to strengthen our internal financial controls by automating certain manual processes and standardizing business processes and reporting across our organization, management will continue to evaluate and monitor our internal controls as processes and procedures in each of the affected locations evolve.

Item 16A. Audit Committee Financial Expert.

Mr. Bar Nir and Prof. Nisan, members of our Audit and Financial Statements Review Committee, both meet the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, as determined by the Board. They are each independent, as that term is defined in the Nasdaq Rules. See also Item 6. Directors, Senior Management and Employees – Directors and Executive Officers – Board of Directors.

Item 16B. Code of Ethics.

We have adopted a code of business conduct and ethics that is applicable to all our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. The code of ethics was approved by our Board and covers areas of professional and business conduct. It is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest. The code of ethics is supplemented by our anti-bribery and corruption compliance policy and other related policies and procedures, including those relating to our whistleblower and investigations process, due diligence and business gifts and entertainment. We also have a supplier code of conduct that is applicable to ethics and compliance requirements for our supply chain. We provide training on our code of ethics to all of our employees. In accordance with the Company’s procedures, routine conflicts of interest and other day to day ethics related issues are reviewed and addressed on an ongoing basis by the Company’s authorized officers. Our code of ethics, anti-bribery and corruption compliance policy and supplier code of conduct, as well as certain other compliance related policies, are each posted on our website: www.elbitsystems.com. A copy of the code of ethics is available, without charge, to any Elbit Systems investor, employee or other person upon request to Elbit Systems Ltd., Office of the Corporate Secretary, P.O. Box 539, Advanced Technology Center, Haifa 3100401 Israel. For additional information on our ethics and anti-bribery and corruption compliance policies, see Item 4. Information on the Company – Environmental, Social and Governance (ESG) Practices.

Item 16C. Principal Accountant Fees and Services.

At the Annual General Meeting of Shareholders held in August 2023, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

(U.S. dollars in thousands)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Audit Fees	$4,757	$4,383
Tax Fees	401	400
Other Fees	120	119
Total	$5,278	$4,902

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

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2023 or fiscal year 2022.

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

No shares were repurchased by Elbit Systems during 2023.

Item 16F. Changes in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G. Corporate Governance.

Generally, we follow corporate governance standards applicable to us under Israeli and U.S. laws and regulations and Nasdaq Rules.

As a foreign private issuer, Nasdaq Rule 5615(a)(3) allows us to follow Israeli corporate governance practices instead of certain Nasdaq requirements. That rule requires that we provide Nasdaq with a letter from outside Israeli counsel stating that our corporate governance practices are not prohibited by Israeli law and disclose in our annual reports the Nasdaq requirements we do not follow and the equivalent Israeli requirement.

According to our Articles of Association, the quorum required for a meeting of our shareholders, except in the case of certain extraordinary meetings convened in special circumstances, consists of at least two shareholders present in person or by proxy or other voting instrument and holding or representing between them at least one-third of the voting power. If a quorum is not present within one-half hour from the time appointed for the meeting, the meeting will be adjourned and at the adjourned meeting, the required quorum is then two shareholders, present in person or by proxy or other voting instrument, representing at least 10% of the voting power. Nasdaq Rule 5620(c) provides that a company listed on the Nasdaq Global Select Market should have a quorum requirement for shareholder meetings of at least one-third of the company’s outstanding common voting stock. As described above, our general quorum requirement is consistent with the Nasdaq Rule 5620(c). However, in the case of an adjourned meeting, our Articles of Association, consistent with what is permissible under the Companies Law, provide for a 10% quorum requirement.

In 2018, our Board approved the establishment of the 2018 Equity Plan and authorized the grant of up to 1,000,000 options to purchase our ordinary shares. In 2021, our Board approved an amendment to the 2018 Equity Plan to authorize the grant of up to additional 500,000 options thereunder and in 2024 our Board approved an amendment to the 2018 Equity Plan and authorized the grant of up to additional 800,000 options thereunder. In 2022, our Board approved the establishment of the Employees Plan and authorized the grant of up to 1,100,000 options to purchase our ordinary shares. In 2024 our Board authorized the grant of up to additional 950,000 options thereunder. In lieu of Nasdaq Rule 5635(c), the Company follows home country practice, which did not require shareholder approval in connection with the establishment or amendment of the 2018 Equity Plan or the Employees Plan. In connection with these actions, we provided Nasdaq with letters as required under Nasdaq Rule 5615(a)(3). See also Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers and – 2022 Equity Incentive Plan for Employees.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

Not applicable.

Item 16K. Cybersecurity.

Risk Management and Strategy

As part of our overall risk management processes, we maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to the disruption of business operations or financial reporting systems, intellectual property theft, fraud, extortion, harm to employees or customers, violation of privacy laws and other legal and reputational risks (Cybersecurity Management Process). This process is focused on our main operating facilities and networks in Israel, while the processes at our subsidiaries abroad are led by local management and vary in light of their respective needs, operational considerations and regulatory requirements.

Cybersecurity risks are considered under our Cybersecurity Management Process on an ongoing basis and alongside other company risks as part of the Board's annual review of the Company's overall risk profile. The Cybersecurity Management Process is based on methodologies implemented in consultation with external enterprise risk professionals and with the involvement of company subject matter experts and management, as applicable. The process includes gathering information necessary to identify risks, evaluating the nature and severity of these risks, recognizing mitigation strategies, assessing the impact of these strategies on residual risks, as well as effectively responding to cybersecurity incidents when they occur.

Our Cybersecurity Management Process includes:

•a cybersecurity and information security framework that includes risk assessment and mitigation through a threat intelligence-driven approach, application controls, and enhanced security defenses. We strive to act in accordance with industry best practices as well as guidelines and instructions of the Israeli Director of Security of the Defense Establishment (DSDE);

•development, implementation, and improvement of policies and procedures designed to safeguard information and maintain availability of critical data and systems;

•utilization of software and hardware solutions designed to protect and monitor our environment, including, among others, multifactor authentication, access controls, system backups, encryption, firewalls, intrusion detection and prevention systems and identity management systems – in each case, for specific systems as determined by the Company;

•leveraging ISO-27001/27032/27035 and ISO-27017/27018 standards for general information technology controls, and Sarbanes-Oxley Act of 2002 requirements for assessment of internal controls;

•information security awareness training, including among others “phishing testing” conducted on a semi-annual basis by our cybersecurity team for employees, cybersecurity updates on a regular basis and enhanced training on a quarterly basis for specialized employees involved in our systems and processes that handle sensitive information, customer data and audits. We also run tabletop exercises led by our Chief Information Security Officer (CISO) for our Executive Vice President - Chief Operating Officer (COO), Chief Security Officer (CSO) and Chief Information Officer (CIO) on an annual basis to simulate a response to a cybersecurity incident, and use the findings to improve our practices, procedures, and technologies;

•a Cybersecurity Incident Response Plan, which provides a framework for handling cybersecurity incidents. Our Cybersecurity Incident Response Plan is based on the severity of the incident and facilitates cross-functional coordination across the Company and compliance with potentially applicable legal obligations, including processes for reporting material cybersecurity incidents to the Board and issuance of timely reports and public disclosures, when applicable. In addition, we have established at our headquarters in Israel a Security Operations Center (SOC) to monitor and detect cyber incidents in real time and to manage our methodological response to cyber incidents, which is managed by our detection and response (D&R) team;

•regular testing of our controls through penetration testing, vulnerability scanning, and attack simulation (including using independent third-party service providers, as described below);

•collaborating with our peers in the areas of threat intelligence, vulnerability management and response and drills, while also sharing threat intelligence and best practices across different industries to fight cybercrime, enhance privacy, discuss new technologies, better understand the evolving regulatory environment, and advance capabilities in these areas;

•identification of threats associated with our use of third-party service providers, including by conducting surveys as necessary on a project-by project basis, while taking into consideration the needs of the project and in accordance with the level of risk associated with such project. We also include data security obligations and data breach notification requirements in our agreements with third-party service providers that have access to information originated from our IT systems, as necessary on a project-by project basis; and

•engagement of independent third-party service providers in connection with our Cybersecurity Management Process who regularly: (a) review, assess and report on our internal incident response preparedness and help identify areas for continued focus and improvement; and (b) test for cyber vulnerabilities. Elbit Systems has also initiated regular information technology reviews performed by a third party based on ISO-27001/27032/27035 and ISO-27017/27018. In addition, as an Israeli defense company, we are subject to periodic reviews by the DSDE, in which our cybersecurity processes, technologies and professional capabilities and certifications are evaluated in relation to the DSDE's requirements and standards.

As of the date hereof, our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. As reported in our annual report for 2022, during 2022 our monitoring and protection systems detected a cyber-incident at our U.S. subsidiary involving unauthorized access by a ransomware group to our subsidiary's network that resulted in disclosure of certain personal data and a minimal amount of non-critical business data. The incident was contained through the implementation of various measures, including the immediate shut-down of the network, which was gradually restored. Relevant authorities were notified by our subsidiary. We believe this incident did not have a material impact on the Company. For additional information related to our cybersecurity risks, see Item 3. Risk Factors – Risks Related to our Operations – A cyber or security attack or other similar incident resulting in a breach, disruption or failure in our or our supply chain's digital environment could adversely affect us.

Governance

Management

The Cybersecurity Management Process described above is managed by our COO and primarily implemented by our CISO, CIO and CSO.

Our CSO is authorized in accordance with the Israeli Regulation of Security in Public Entities Law, 5758-1998 and the procedures of the DSDE and the Company, to implement and oversee the Company's security guidelines and protection of the Company's networks in Israel, including by managing information security incidents, including cybersecurity incidents.

The day-to-day execution of our Cybersecurity Management Process, including the implementation of our information security strategy, policy, operations and cyber threat detection and response, is led by our CISO, who directly manages our cybersecurity team, comprising mainly of: (i) the design & implementation (D&I) team, which focuses on planning cyber defense architecture, topology and solutions for various systems of the Company, including our IT environment, and ongoing work with other relevant parties in the Company on the implementation of such cyber defense solutions; (ii) the governance, risk, compliance awareness (GRACE) team, which manages the Company's operations related to cybersecurity, including by: (A) applying procedures, principles and rules aiming to create a secured organizational environment that corresponds with the Company's policies and values; (B) identifying, verifying and managing cybersecurity risks; (C) determining standards of compliance to applicable law, regulations and internal procedures; (D) creating organizational awareness to cybersecurity threats and their effects; and (E) educating and exercising both human and technological systems to deal with cyber events; (iii) the D&R team, as described above, which monitors and detects cyber incidents in real time through the SOC and manages our methodological response to cyber incidents; (iv) the Intelligence & Defense (I&D) team that consolidates the intelligence obtained from different sources and submits it to the Company's relevant planning and application parties, who translates such intelligence to a collection of various defensive actions, and in addition, liaises between the CISO and the Company's divisions regarding cybersecurity aspects originating from the security policies of the DSDE and/or the Company; and (v) the system defense team, which focuses on cybersecurity aspects related to the Company's products and on the security of the supply chain from a software, code and development perspective. The execution of our cybersecurity processes is achieved also through ongoing periodic updates by our CISO to our COO, CIO and CSO, based on a pre-defined topic-based reporting matrix and also via ad-hoc updates and reports as required.

Our CISO is a certified Chief Information Security Officer, cyber security methodology professional and cyber security technology professional and has extensive professional experience in cyber security, information security, information technologies operations and in designing, implementing, and managing enterprise security solutions at large scales and across multiple regions.

Our cybersecurity processes, which are part of our Cybersecurity Management Process, are reviewed, updated and approved by our COO, CIO and CSO, with the involvement of additional professionals as applicable, based on analysis of the Company's current cybersecurity needs and the tools and technologies that could further enhance the Company's cybersecurity resilience and capabilities to address such needs.

Management has also adopted a multi-year cybersecurity work plan, which is formulated in coordination with the Company's cybersecurity professionals and approved annually (Cybersecurity Work Plan) by our COO and President and CEO. The Cybersecurity Work Plan and its implementation are reviewed and assessed by our COO on a periodic basis or earlier as necessary.

As an additional and complementing layer of review and assessment of our Cybersecurity Management Process, our internal auditor examines risk-related aspects of the Company's cybersecurity controls. The findings and suggestions of such audits are reported on an ongoing basis by our internal auditor to our Audit and Financial Statements Review Committee - Acting as the Audit Committee, which discusses said reports, findings and suggestions and provides guidelines and updates to the Board where necessary. Furthermore, within the framework of our Cybersecurity Incident Response Plan, we have internal escalation processes in place regarding cybersecurity incidents, to facilitate an efficient and timely flow of information to our CISO, CSO and relevant members of management (and ultimately to our Board, as discussed below).

Board of Directors and Audit and Financial Statements Review Committee - Acting as the Audit Committee

The Board is primarily responsible for the oversight of risks from cybersecurity threats. To fulfill this responsibility, our Board holds regular cybersecurity discussions on a semi-annual basis, during which it receives reports about cybersecurity risks from our COO, CISO, CSO and/or CIO and reviews the implementation and administration of the Cybersecurity Management Process. These reports may include, among others and as relevant: (a) a presentation of the Cybersecurity Work Plan and its status; (b) updates of the Audit and Financial Statements Review Committee - Acting as the Audit Committee in respect of its discussions and audits of the internal audit; (b) information regarding resource utilization, main actions taken, external consulting, new tools, audits and trainings with respect to cybersecurity; (c) updates of material cybersecurity threats or incidents and responses thereto if relevant; (d) regulatory updates; and (e) updates on cybersecurity trends and the results of assessments performed by internal stakeholders or third-party advisors.

Furthermore, as part of the Company's risk management process, the Board holds an annual review of the Company's risk profile which considers cybersecurity risks, as described above. In addition, the Board, as well as the Audit and Financial Statements Review Committee - Acting as the Audit Committee, may conduct discussions on cybersecurity matters outside of the regular semi-annual discussions, as it deems necessary.

As mentioned above, there are also internal escalation processes in place within the framework of our Cybersecurity Incident Response Plan for providing ad-hoc updates to the Board regarding material cybersecurity incidents.

Item 17. Financial Statements.

Not applicable.

Item 18.     Financial Statements.

See Consolidated Financial Statements attached to this annual report on Form 20-F.

Item 19.     Exhibits.

(a)    Index to Financial Statements

(b)    Exhibits

#	Description
1.1	Elbit Systems’ Memorandum of Association(1)
1.2	Elbit Systems’ Restated Articles of Association(2)
2.1	Description of Securities
4.1.1	Description of the Terms of Office and Employment of the Company’s President and Chief Executive Officer(3)
4.1.2	Description of Amendment to the Terms of Office and Employment of the Company’s President and Chief Executive Officer(4)
4.2.1	Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers
4.2.2	Elbit Systems Ltd. 2022 Equity Incentive Plan for Employees(5)
4.3	Elbit Systems Ltd. Compensation Policy for Executive Officers and Directors(6)
4.4	Summary of IMI Acquisition Agreements(7)
8	Major Operating Subsidiaries of Elbit Systems
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	Consent of Kost Forer Gabbay & Kasierer
97	Policy Regarding Recovery of Erroneously Awarded Compensation
101	Inline XBRL Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

(5)    Filed as Exhibit 4.2.2 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on April 7, 2022, and incorporated herein by reference.

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

Date: March 28, 2024

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID:1281)	F - 2 - F - 6

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 7 - F -8

Consolidated Statements of Income	F - 9

Consolidated Statements of Comprehensive Income	F - 10

Statements of Changes in Equity	F - 11 - F - 13

Consolidated Statements of Cash Flows	F - 14 - F - 15

Notes to the Consolidated Financial Statements	F - 16 - F - 74

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and financial statement schedule listed in the Index at Item 19 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 28, 2024, expressed an unqualified opinion thereon.

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
Description of the Matter
As described in note 17, as of December 31, 2023, the Company’s aggregate defined benefit pension obligation was $567 million and exceeded the fair value of pension plan assets of $290 million, resulting in an unfunded defined benefit pension obligation of $277 million. The Company updates the estimates used to measure the defined benefit pension obligation and plan assets at year-end or upon a remeasurement event to reflect updated participant data, actuarial assumptions and actual return on plan assets, among others.
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

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Title	Goodwill impairment test for Elbit Systems of America (“ESA”) reporting unit
Description of the Matter
At December 31, 2023, the Company’s goodwill was $1,499 million and the goodwill attributed to the ESA reporting unit was $414 million. As described in Note 2 of the Consolidated Financial Statements, goodwill is tested for impairment at least annually at the reporting unit level on December 31. The Company performed a quantitative impairment analysis as of December 31, 2023, estimating the fair value of the ESA reporting unit by utilizing an income approach which uses the discounted cash flow (“DCF”) analysis, and the Company also considered a market-based valuation methodology by using comparable market value for similar businesses. As part of the Company’s analysis of its goodwill, the results of this test indicated that the estimated fair value of the ESA reporting unit exceeded the carrying value as of December 31, 2023.
Auditing the Company’s goodwill impairment test was complex due to the significant judgment involved and required the involvement of a specialist in determining the fair value of the ESA reporting unit. In particular, the fair value estimate was sensitive to significant assumptions utilized in the DCF analysis that require judgment, such as the amount and timing of future cash flows (e.g., revenue growth rates and free cash flow), long-term growth rates, and the discount rate. These assumptions are affected by factors such as expected future market or economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s goodwill impairment test process. For example, we tested controls over management's review of the valuation model and the significant assumptions used, as discussed above, to develop the prospective financial information. We also tested management's controls to validate that the data used in the valuation was complete and accurate.
To test the estimated fair value of the ESA reporting unit, we performed audit procedures that included, among others, assessing the reasonableness of the methodologies used, validated that the data used in the valuation is complete and accurate, we evaluated the Company’s underlying forecast and budget information by comparing the significant assumptions to current industry and economic trends and assessed the historical accuracy of management’s estimates. We also performed sensitivity analyses of significant assumptions to assess the changes in the fair value of the ESA reporting unit that would result from changes in the assumptions. We involved our valuation specialists to assist with the evaluation of the methodologies used by the Company and significant assumptions included in the estimated fair value of the ESA reporting unit. Furthermore, we assessed the appropriateness of the disclosures in the consolidated financial statements.

/s/ Kost Forer Gabbay & Kasierer
A member of EY Global
We have served as the Company's auditor since 2003.
Tel Aviv, Israel
March 28, 2024

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on Internal Control over Financial Reporting
We have audited Elbit Systems Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Elbit Systems Ltd. and subsidiaries’ (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022 the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 19 and our report dated March 28, 2024, expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer
A member of EY Global

Tel Aviv, Israel
March 28, 2024

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands, except share data)

	Note	December 31, 2023	December 31, 2022
CURRENT ASSETS:
Cash and cash equivalents		$197,429	$211,108
Short-term bank deposits		10,518	1,040
Trade and unbilled receivables and contract assets, net	3	2,716,762	2,574,605
Other receivables and prepaid expenses	4	285,352	298,698
Inventories, net	5	2,298,019	1,946,326
Total current assets		5,508,080	5,031,777

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies and other companies	6	145,350	159,604
Long-term trade and unbilled receivables and contract assets	7	364,719	374,054
Long-term bank deposits and other receivables	8	87,648	112,525
Deferred income taxes, net	18F	23,423	20,025
Severance pay fund	2R	206,943	227,786
		828,083	893,994

OPERATING LEASE RIGHT OF USE ASSETS	9	425,884	405,446

PROPERTY, PLANT AND EQUIPMENT, NET	10	1,087,950	949,207

GOODWILL	11	1,499,065	1,502,494

OTHER INTANGIBLE ASSETS, NET	11	390,520	432,733

TOTAL ASSETS		$9,739,582	$9,215,651

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands, except share data)

	Note	December 31, 2023	December 31, 2022

CURRENT LIABILITIES:
Short-term credit and loans	12	$576,594	$115,076
Current maturities of long-term loans and Series B, C and D Notes	15,16	75,286	76,555
Operating lease liabilities	9	67,390	69,322
Trade payables		1,254,126	1,067,818
Other payables and accrued expenses	13	1,194,347	1,171,357
Contract liabilities	14	1,656,103	1,777,161
Total current liabilities		4,823,846	4,277,289

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	15	41,227	264,541
Series B, C and D Notes, net of current maturities	16	342,847	415,537
Employee benefit liabilities	2Q,17	510,416	618,088
Deferred income taxes and tax liabilities, net	18F	55,240	72,965
Contract liabilities	14	354,319	217,075
Operating lease liabilities	9	363,100	344,585
Other long-term liabilities	20	298,296	247,896
Total long-term liabilities		1,965,445	2,180,687

COMMITMENTS AND CONTINGENT LIABILITIES	21

EQUITY:	22
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2023 and 2022; Issued and outstanding 44,453,850 and 44,344,206 shares as of December 31, 2023 and 2022, respectively.		12,816	12,786
Additional paid-in capital		443,570	431,429
Accumulated other comprehensive loss		(17,797)	(71,558)
Retained earnings		2,508,914	2,382,564
Total Elbit Systems Ltd. equity		2,947,503	2,755,221
Non-controlling interests		2,788	2,454
Total equity		2,950,291	2,757,675

TOTAL LIABILITIES AND EQUITY		$9,739,582	$9,215,651

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars (In thousands, except per share data)

	Note	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021

Revenues	2S, 23	$5,974,744	$5,511,549	$5,278,521
Cost of revenues		4,491,790	4,138,266	3,920,473
Gross profit		1,482,954	1,373,283	1,358,048
Operating expenses:
Research and development, net	24	424,420	435,650	395,087
Marketing and selling, net		359,141	326,020	291,751
General and administrative, net		330,285	313,047	267,362
Other operating income, net	9D	—	(68,918)	(14,660)
Total operating expenses		1,113,846	1,005,799	939,540

Operating income		369,108	367,484	418,508
Financial expenses, net	25	(137,827)	(51,364)	(40,393)
Other income (expenses), net	26	(4,787)	(23,562)	5,336
Income before income taxes		226,494	292,558	383,451
Income taxes	18D	(22,913)	(24,131)	(131,387)
		203,581	268,427	252,064
Equity in net earnings of affiliated companies and partnerships	6B	12,275	7,042	22,599
Net income		$215,856	$275,469	$274,663
Less: net income attributable to non-controlling interests		(725)	(21)	(313)
Net income attributable to Elbit Systems Ltd.’s shareholders		$215,131	$275,448	$274,350

Basic net earnings per share attributable to Elbit Systems Ltd.’s shareholders	22	$4.85	$6.21	$6.21
Diluted net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$4.82	$6.18	$6.20

Weighted average number of shares used in computation of basic net earnings per share		44,375	44,322	44,204
Weighted average number of shares used in computation of diluted net earnings per share		44,592	44,581	44,278

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars (In thousands)

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Net income	$215,856	$275,469	$274,663

Other comprehensive income (loss), net of tax:(*)
Foreign currency translation differences	4,572	(17,946)	(4,193)
Unrealized gains (losses) on derivative instruments	(15,197)	(87,004)	71,245
Pension and other post-retirement benefit plans	64,517	130,329	47,915
	53,892	25,379	114,967
Total comprehensive income	269,748	300,848	389,630
Less: comprehensive income attributable to non-controlling interest	856	899	(1,915)
Comprehensive income attributable to Elbit Systems Ltd.’s shareholders	$270,604	$301,747	$387,715

(*)     Other comprehensive income (loss), net of tax expenses (tax benefit) in the amounts of $132, $1,419 and $(6,186) for the years 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non– controlling interest	Total equity
Balance as of January 1, 2021	44,198,330	$12,742	$415,654	$(211,222)	$2,000,980	$13,213	$2,231,367
Exercise of options	62,538	20	—	—	—	—	20
Stock-based compensation	—	—	5,312	—	—	—	5,312
Dividends paid and declared	—	—	—	—	(79,566)	(500)	(80,066)
Other comprehensive loss, net of tax expense of $(6,186)	—	—	—	113,365	—	1,602	114,967
Net income attributable to non-controlling interests	—	—	—	—	—	313	313
Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	274,350	—	274,350
Balance as of December 31, 2021	44,260,868	$12,762	$420,966	$(97,857)	$2,195,764	$14,628	$2,546,263

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non– controlling interest	Total equity
Balance as of January 1, 2022	44,260,868	$12,762	$420,966	$(97,857)	$2,195,764	$14,628	$2,546,263
Exercise of options	83,338	24	—	—	—	—	24
Stock-based compensation	—	—	10,463	—	—	—	10,463
Deconsolidation of a subsidiary	—	—	—	—	—	(11,275)	(11,275)
Dividends paid and declared	—	—	—	—	(88,648)	—	(88,648)
Other comprehensive income, net of tax income of $1,419	—	—	—	26,299	—	(920)	25,379
Net income attribuatable to non controlling interests	—	—	—	—	—	21	21
Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	275,448	—	275,448
Balance as of December 31, 2022	44,344,206	$12,786	$431,429	$(71,558)	$2,382,564	$2,454	$2,757,675

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non– controlling interest	Total equity
Balance as of January 1, 2023	44,344,206	$12,786	$431,429	$(71,558)	$2,382,564	$2,454	$2,757,675
Exercise of options	109,644	30	—	—	—	—	30
Stock-based compensation	—	—	12,141	—	—	—	12,141
Dividends paid and declared	—	—	—	—	(88,781)	(522)	(89,303)
Other comprehensive income, net of tax income of $132	—	—	—	53,761	—	131	53,892
Net income attributable to non controlling interests	—	—	—	—	—	725	725
Net income	—	—	—	—	215,131	—	215,131
Balance as of December 31, 2023	44,453,850	$12,816	$443,570	$(17,797)	$2,508,914	$2,788	$2,950,291

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (In thousands)

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$215,856	$275,469	$274,663
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	164,799	161,290	153,091
Stock-based compensation	12,141	10,463	5,312
Amortization of Series B, C and D related issuance costs, net	579	773	399
Deferred income taxes and reserve, net	(13,165)	(2,219)	39,095
Gain on sale of property, plant and equipment	(651)	(18,995)	(14,457)
Gain on sale of investments, remeasurement of investments held under fair value method	4,990	(7,360)	(15,153)
Equity in net earnings of affiliated companies and partnerships, net of dividend received(*)	10,046	11,368	7,724
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade and unbilled receivables and contract assets, net and prepaid expenses	(96,594)	97,151	(430,296)
Increase in inventories, net	(351,594)	(305,058)	(336,221)
Increase (decrease) in trade payables, other payables and accrued expenses	175,446	(123,289)	105,201
Severance, pension and termination indemnities, net	(24,331)	(51,689)	9,834
Increase in contract liabilities	16,187	192,164	617,740
Net cash provided by operating activities	113,709	240,068	416,932

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(187,037)	(205,110)	(188,624)
Acquisitions of subsidiaries and business operations, net of cash assumed (Schedule A)	(10,380)	(12,430)	(385,011)
Investments in affiliated companies and other companies, net	(5,416)	(4,466)	(1,828)
Deconsolidation of subsidiary (Schedule B)	—	81,487	—
Deferred payment on acquisition	—	(50,749)	(60,560)
Proceeds from sale of property, plant and equipment	1,466	24,882	25,745
Proceeds from sale of investments	151	11,651	16,177
Proceeds from sale of long-term deposits, net	83	186	481
Proceeds from (investment in) short-term deposits, net	(9,467)	2,567	5,899
Net cash used in investing activities	(210,600)	(151,982)	(587,721)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	30	24	20
Issuance of commercial paper	313,620	—	—
Repayment of long-term loans	(246,231)	(122,353)	(536,062)
Proceeds from long-term loans	20,000	39,547	476,273
Issuance of Series B, C, D Notes, net of issuance costs	—	—	575,249
Repayment of Series B, C and D Notes	(62,434)	(65,379)	—
Dividends paid	(89,248)	(86,813)	(79,175)
Change in short-term bank credit and loans, net	147,475	99,003	(285,317)
Net cash provided by (used in) financing activities	83,212	(135,971)	150,988

Net decrease in cash and cash equivalents	(13,679)	(47,885)	(19,801)
Cash and cash equivalents at the beginning of the year	$211,108	$258,993	$278,794
Cash and cash equivalents at the end of the year	$197,429	$211,108	$258,993

(*) Dividends received from affiliated companies	$22,321	$18,409	$30,323

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

SUPPLEMENTAL CASH FLOW ACTIVITIES:

Cash paid during the year for:	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Income taxes, net	$30,708	$75,593	$38,168
Interest	$66,766	$25,579	$18,990

Schedule A: Acquisitions of subsidiaries and business operations

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Working capital (deficit), net (excluding cash and cash equivalents)	$246	$5,085	$(55,589)
Property, plant and equipment	19	5,163	32,094
Other long-term assets	77	—	1,612
Goodwill and other intangible assets	16,220	38,017	451,101
Investment in Company accounted for under the equity method	—	(8,191)	—
Deferred income taxes	—	(171)	(33,088)
Employee benefit liabilities, net	—	(269)	(653)
Long-term liabilities	(6,182)	(27,204)	(10,466)
	$10,380	$12,430	$385,011

Schedule B: Deconsolidation of subsidiary

Estimated net fair value of assets and liabilities that exited consolidation scope was as follows:	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Working capital (deficit), net (excluding cash and cash equivalents)	$—	$(35,901)	$—
Property, plant and equipment	—	(48,365)	—
Other long-term assets	—	(4,254)	—
Other long-term liabilities	—	12,870	—
Other comprehensive income	—	(3,177)	—
Non-controlling interest	—	11,275	—
Gain from deconsolidation	—	(13,935)	—
	$—	$(81,487)	$—

Schedule C: Supplemental disclosures of non-cash investing activities

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Purchase of property and equipment with accounts payable	$82,515	$41,272	$—

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.    GENERAL

Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation that is approximately 44.05% owned by Federmann Enterprises Ltd. Elbit Systems’ shares are traded on the Nasdaq Global Select Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”).

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

The Company reports segment information in five segments. The Company’s segments are organized based on a combination of the nature of products and services offered, together with a organizational structure. (See Note 2AC and Note 23). The Company’s five reportable segments are:

–Aerospace – mainly provides products and systems for airborne platforms, unmanned aerial solutions, precision guided munition (PGM) sensors, aerostructures, training and simulator systems, flight academy solutions, as well as commercial aviation systems.

–C4I and Cyber – mainly provides C4ISR systems, data links and radio communication systems and equipment, cyber intelligence solutions, autonomous solutions and homeland security solutions.
–Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) and Electronic Warfare (EW) – mainly provides a wide range of electro-optic and laser systems and products and also provides a wide range of EW systems and SIGINT systems.
–Land – mainly provides land-based systems and products for armored and other military vehicles, artillery and mortar systems, munitions for land, air and sea applications including PGM, armored vehicle and other platforms’ survivability and protection systems.
–Elbit Systems of America (“ESA”) – mainly provides products and systems solutions principally to U.S. military, foreign military sales (FMS/FMF), homeland security (HLS), medical instrumentation and commercial aviation customers.

 B.    SALES TO GOVERNMENTAL AGENCIES

The Company derives a majority of its revenues from direct or indirect sales to governments or governmental agencies. As a result, these sales are subject to the special risks associated with sales to governments or governmental agencies. These risks include, among others, dependence on the resources allocated by governments to defense programs, changes in governmental priorities, anti-corruption regulations, changes in governmental regulations, cyber security and information assurance requirements and changes in governmental approvals regarding export licenses required for the Company’s products and for its suppliers. As for major customers, refer to Note 23B.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

C.    "SWORDS OF IRON" WAR

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of brutal attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in many other parts of Israel. Israel has also been attacked by other terrorist organizations on different fronts, including from Lebanon, which have prompted military responses from Israel. Following the attacks, the State of Israel declared a state of war, which is ongoing.

Since the commencement of hostilities, Elbit Systems has experienced a material increased demand for our products and solutions from the IMOD compared to the demand levels prior to the war. We have also increased our support to the IMOD, mainly through deliveries of our systems and the dedicated efforts of our employees. The developments related to the war are difficult to predict. Subject to future developments, the IMOD's increased demand for the Company's products and solutions may continue and could generate additional material orders to the Company. At the same time, the Company continues to support its international customers.

While the vast majority of our facilities in Israel continue to operate uninterrupted, some of our operations have experienced disruptions due to supply chain and operational constraints, the relocation of certain production lines, evacuation of employees and mobilization of our employees for reserve duty. As of December 31, 2023, approximately 15% of our work force in Israel had been mobilized. As of March 15, 2024, the number of employees mobilized has decreased to approximately 7%, and could fluctuate depending on future developments.

Elbit Systems has taken a number of steps to protect the safety and security of our employees, support our increased production, mitigate potential supply chain disruptions and maintain business continuity, among them relocation of production lines from facilities in areas of the country that have been evacuated to other facilities; recruitment of additional employees; increased monitoring of our global supply chain to identify delays, shortages and bottlenecks; rescheduled deliveries to certain of our customers as necessary; and increased inventories.

The extent of the effects of the war on the Company's performance will depend on the future developments of the war that are difficult to predict at this time, including its duration and scope. We continue to monitor the situation closely.

D.     ACQUISITIONS AND INVESTMENTS

1.On April 1, 2023, ESA completed the acquisition of 100% of Pacific Electronics Enterprises Inc. ("PEE") for a purchase price of approximately $10,000. PEE is located in Huntington beach, California, and specializes in the overhaul and repair of a wide spectrum of avionic equipment (communication, navigation, radar) and ground-based electronic systems.

2.On April 1, 2022, the Company completed the acquisition of 100% of an Israeli affiliated company, Opgal Industries Ltd. previously held by the Company at 50%, for a purchase price of an amount of approximately $8,000.

3.On November 1, 2022 , the Company completed the acquisition of 100% of a Swiss company, for a purchase price of approximately $24,000, of which approximately $21,000 is contingent consideration, which may become payable on the occurrence of certain future events. As of December 31, 2023, the contingent consideration was approximately $22,100 (See Note 20).

.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 - GENERAL (Cont.)

D.     ACQUISITIONS AND INVESTMENTS (Cont.)

4.On November 25, 2018, the Company completed the acquisition of 100% of the interests in an Israeli company, IMI Systems Ltd. and its subsidiaries (collectively: “IMI”), for a total nominal consideration of approximately $520,000 (approximately NIS 1,900 million). The consideration was comprised of the following: approximately $380,000 (approximately NIS 1,400 million) paid in cash, approximately $24,000 (approximately NIS 90 million) is contingent consideration recorded at fair value subject to IMI achieving agreed performance goals, which may become payable on the occurrence of certain future events. As of December 31, 2023, the contingent consideration was approximately $15,300 (See Note 20).

Further to the acquisition agreement, the Company was entitled to premises evacuation compensation in the amount of approximately $365,000 (approximately NIS 1,365 million), upon the relocation of certain of IMI's facilities. During 2019, the Company sold the premises evacuation receivable for the amount of approximately $345,000 to an Israeli bank and accounted for the transaction as a true sale under ASC 860. The Company is still entitled to receive building inputs index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value and as of December 31, 2023 amounted to approximately $55,700 (See Note 8).

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

A.    USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of business combinations, impairment of long-lived assets and goodwill, useful lives of long-lived assets, income taxes including the valuation of deferred tax assets and uncertain tax positions, stock-based compensation expenses, post-employment benefits liabilities (including the actuarial assumptions), as well as in estimates used in applying the Company's revenue recognition policies. Actual results may differ from estimated results.

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

The following table displays the changes in accumulated other comprehensive income (loss), net of taxes, in the amount of $53,761, $26,299 and $113,365, for the years ended December 31, 2023, 2022 and 2021, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) with respect to pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of January 1, 2021	$(20,675)	$(147,096)	$(43,451)	$(211,222)
Other comprehensive income (loss) before reclassifications	100,900	47,229	(5,795)	111,519
Amount reclassified from accumulated other comprehensive income (loss)	(29,655)	686	—	1,846
Net current-period other comprehensive income (loss)	71,245	47,915	(5,795)	113,365
Balance as of January 1, 2022	$50,570	$(99,181)	$(49,246)	$(97,857)
Other comprehensive income (loss) before reclassifications	(138,485)	127,673	(15,743)	(26,555)
Amount reclassified from accumulated other comprehensive income (loss)	51,481	2,656	(1,283)	52,854
Net current-period other comprehensive income (loss)	(87,004)	130,329	(17,026)	26,299
Balance as of January 1, 2023	$(36,434)	$31,148	$(66,272)	$(71,558)
Other comprehensive income (loss) before reclassifications	(112,641)	88,686	4,441	(19,514)
Amount reclassified from accumulated other comprehensive income (loss)	97,444	(24,169)	—	73,275
Net current-period other comprehensive income (loss)	(15,197)	64,517	4,441	53,761
Balance as of December 31, 2023	$(51,631)	$95,665	$(61,831)	$(17,797)

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g, budgets, business plans, financial statements, etc.). During 2023, 2022 and 2021 no impairment was recorded.

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

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2%-19%
Instruments, machinery and equipment	7%-32%
Office furniture and other	7%-13%
Motor vehicles and airplanes	13%-18%	(Mainly 15%)

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

The Company is advancing in the process of developing and implementing a new Enterprise Resource Planning (“ERP”) system. Certain costs incurred during the application development stage have been capitalized in accordance with authoritative accounting guidance related to accounting for the cost of computer software developed or obtained for internal use. The capitalized costs for this ERP system were approximately $15,273 and $29,524, for the years ended December 31, 2023 and 2022, respectively. These costs are amortized over the system's estimated useful life, over a period not to exceed 12 years in the aggregate, as the ERP system is placed in service.

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

Recoverability of assets (or assets group) to be held and used is determined by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount is higher, an asset is deemed to be impaired and the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the years ended December 31, 2023, 2022 and 2021, no impairment was recognized.

P.    GOODWILL IMPAIRMENT

Goodwill is subject to an impairment test at the reporting unit level on an annual basis during the fourth quarter of the year (or more frequently if impairment indicators arise).

The Company identified several reporting units based on the guidance of ASC 350, “Intangibles – Goodwill and Other”.

The impairment test compares carrying values of the reporting units to its estimated fair values. If the carrying value exceeds the fair value, then the Company recognizes an impairment of goodwill for the amount of this excess. For each of the three years in the period ended December 31, 2023, no impairment was identified.

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

Severance pay expenses for the years ended December 31, 2023, 2022 and 2021, amounted to approximately $78,659, $71,627 and $72,309, respectively.

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

Revenues from our contracts are recognized using the five-step model in ASC 606, “Revenue from Contracts with Customers”. At first, the Company determines if an agreement with a customer is considered a contract to the extent it has a commercial substance, it is approved in writing by both parties, all rights and obligations including payment terms are identifiable, the agreement between the parties creates enforceable rights and obligations, and collectability in exchange for goods and services that will be transferred to the customer is considered probable. The Company then assesses the transaction price for a contract in order to determine the consideration the Company expects to receive for satisfying the performance obligations called for in the contract. At contract inception, the Company also assesses the timing of transfer of goods and services to the customer as compared to the timing of payments, to determine whether a significant financing component exists. In certain limited instances, we may provide our customers with long-term financing arrangements which are assessed if they meet the criteria to become a significant financing component. To the extent such long-term financing creates a significant financing component, it is reflected as a reduction to the transaction price with a corresponding interest income pro-rata over the credit period. A payment received from customers in advance of the satisfaction of the corresponding performance obligation for a period extending 12 months or more that is deemed significant may also be considered to be a significant financing component. To the extent such an advance payment create a significant financing component, it is reflected as an addition to the transaction price, with a corresponding interest expense over the period the performance obligation is satisfied. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of control is less than one year. To the extent the transaction price includes variable consideration (e.g., contract penalties, economic price adjustments, unpriced change orders or like measures), the Company usually estimates the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.    REVENUE RECOGNITION (Cont.)

The Company recognizes revenues for each of the identified performance obligations when its customer obtains control of the products or services. The assessment of when the customer obtains control involves significant judgments, which consider, among other things, whether there is an alternative use for a product, the contract terms, assessment of the enforceable rights for payments and technical or contractual constraints. As a practical expedient we may occasionally account for a group of performance obligations or contracts collectively, as opposed to individually by using the “portfolio approach”. Under the “portfolio approach” practical expedient, the Company may combine individual performance obligations, if the goods or services of the individual performance obligations have similar characteristics and the Company reasonably expects that the effect on the financial statements of applying this practical expedient would not differ materially from applying the expedient to the individual contracts or performance obligations within that portfolio.

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

Service revenues include contracts primarily for the provision of supplies and services other than those associated with design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which is distinct from a contract or performance obligation for the design, development or delivery of products. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, maintenance contracts, training and similar activities. Revenues from service contracts or performance obligations were less than 10% of total revenues in each of the years ended December 31, 2023, 2022 and 2021.

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

During the year ended December 31, 2023, the Company has recognized lease revenues of $178,000 from sale-type lease in accordance with ASC 842. As of December 31, 2023 the Company's lease receivables balance were zero as the amount paid in advance.

The aggregate cumulative catch-up adjustment in EAC estimates on significant contracts had the following favorable/ (unfavorable) impact on the Company's operating results:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Cost of revenues, net	$(51,000)	$(38,000)	$(8,300)
Percentage of cost of revenues(*)	(1.14)%	(0.92)%	(0.21)%
Net income	$(44,700)	$(32,700)	$(7,200)
Diluted earning per share	$(1.00)	$(0.73)	$(0.16)

In addition, the net impact of these EAC adjustments on revenue recognized from the Company's performance obligations was approximately $(23,300), $(32,800) and $(19,600) for the years ended December 31, 2023, 2022 and 2021, respectively.

Disaggregation of revenue:
Revenue by products and services was as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2020
Revenue from sale of products	$5,412,455	$5,105,921	$4,845,020
Service revenue	562,289	405,628	433,501
	$5,974,744	$5,511,549	$5,278,521

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.    REVENUE RECOGNITION (Cont.)

Revenue by transfer type was as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2020
Over time	$3,987,097	$3,478,768	$3,418,605
Point in time	1,987,647	2,032,781	1,859,916
	$5,974,744	$5,511,549	$5,278,521

Revenue by customers was as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Israel Government Authorities (1,2)	$1,000,541	$998,123
US Government (2)	1,018,811	1,041,843
Other Governments	3,457,021	2,933,560
Commercial sales and other	498,371	538,023
	$5,974,744	$5,511,549
(1) Including U.S. Foreign Military Financing sales
(2) Including indirect sales

See Note 23 for disaggregation of revenues by segments and geographic areas.

Remaining performance obligations (“Backlog”):
Backlog represents the future revenues expected to be recognized on firm orders received by the Company and is equivalent to the Company’s remaining performance obligations at the end of each period for a remaining period of more than a year. Unexercised contract options and indefinite delivery indefinite quantity (“IDIQ”) contracts are not included in backlog until the time an option or specific task order is authorized, exercised or awarded.
The Company's backlog as of December 31, 2023 was $17.8 billion. The Company expects to recognize approximately 60% as revenues in 2024 and 2025, with the remainder to be recognized thereafter.

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

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the balance sheet, are as follows:

	2023	2022
Balance, at January 1	$93,150	$198,938
Warranties issued during the year	32,038	20,250
Reduction due to expired warranties or claims during the year	(38,940)	(122,022)
Additions resulting from acquisitions	2,227	468
Reduction due to deconsolidation of a subsidiary	—	(4,484)
Balance, at December 31	$88,475	$93,150

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

Elbit Systems and certain Israeli subsidiaries receive grants (mainly royalty-bearing) from the Israeli Innovation Authority of the Ministry of Economy (formerly the Office of Chief Scientist) and from other sources for the purpose of partially funding approved research and development projects. The grants are not to be repaid, but instead Elbit Systems and certain Israeli subsidiaries are required to pay royalties as a percentage of future sales if and when sales from the funded projects are generated. These grants are recognized as a deduction from research and development costs at the time the applicable entity is entitled to such grants on the basis of the research and development costs incurred. Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of Cost of revenues (COR). For more information regarding such royalty commitments see Note 21A. For more information regarding grants and participation received see Note 24.

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

W.    CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits and accounts receivables.

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

Z.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and contract assets, net, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Fair value measurement at December 31, 2023 using:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives	$—	$50,348	$—
Premises evacuation building input index receivable	—	—	55,747
Investments elected to be accounted for using the fair value method	—	—	55,098
Liabilities
Contingent purchase obligation	—	—	(40,460)
Foreign currency derivatives	—	(81,254)	—
Cross-currency interest rate swap		(35,159)	—
Total	$—	$(66,065)	$70,385

Fair value measurement at December 31, 2022 using:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives	$—	$83,759	$—
Premises evacuation building input index receivable	—	—	57,447
Investments elected to be accounted for using the fair value method	—	—	54,469
Liabilities
Contingent purchase obligation	—	—	(49,591)
Foreign currency derivatives	—	(136,043)	—
Cross-currency interest rate swap	—	(26,018)	—
Total	$—	$(78,302)	$62,325

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    TRANSFERS OF FINANCIAL ASSETS

ASC 860, “Transfers and Servicing”, establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for transfers of financial assets to qualify for accounting as a true sale. Transfers of financial assets typically consist of the factoring of receivables to Israeli and European financial institutions. The Company sold rights to receive payments from customers, and as of December 2023 and 2022 the remaining outstanding amounts were approximately $715,000 and $120,000, respectively. Financial expenses related to the sold rights were $17,474, $2,218 and $3,617 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was not material in each of the three years ended December 31, 2023.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AD.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

1.    The Company adopted ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, on January 1, 2022. This ASU requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model. The adoption of this standard did not have a material impact on the consolidated financial statements.

2.    In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires that an entity (acquirer) recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted, and should be adopted prospectively to business combinations occurring on or after the effective date of the amendments. The Company adopted this standard in the first quarter of 2023, and the adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

3.    In September 2022, the FASB issued ASU 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which requires a buyer in a supplier finance program to disclose qualitative and quantitative information about its supplier finance programs. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll-forward information for the relevant obligations, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements. As of December 31, 2023 and 2022 the amount of supplier finance obligation was not material.

AE.    RECENT ACCOUNTING PRONOUNCEMENTS

1.In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires entities to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. The ASU is effective for annual periods beginning after 15 December 2024. Early adoption is permitted. The ASU should be applied retrospectively to each period in which a balance sheet is presented. We expect this ASU to only impact our disclosures with no impacts to our results of operations, cash flows and financial condition.

2.In December 2023, the FASB issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure, which requires entities to disclose for each reportable segment, on an interim and annual basis, the significant expense categories and amounts that are regularly provided to the chief operating decision-maker (CODM) and included in each reported measure of a segment’s profit or loss. Additionally, it requires a public entity to disclose the title and position of the individual or the name of the group or committee identified as the CODM. The ASU is effective for fiscal years beginning after 15 December 2023, and for interim periods beginning after 15 December 2024. Early adoption is permitted. We expect this ASU to only impact our disclosures with no impacts to our results of operations, cash flows and financial condition.

AF.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 3 - TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS, NET

The following table presents the components of trade receivables and contract assets, net as of December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
Trade and unbilled receivables (1)	$767,089	$983,291
Contract assets (2)	1,957,697	1,599,055
Less – allowance for credit loss (3)	(8,024)	(7,741)
	$2,716,762	$2,574,605

(1)    Trade and unbilled receivables balances represents amounts for which the Company's right for consideration is unconditional. The balance also includes receivables from affiliated companies in the amounts of $92,721 and $82,271, as of December 31, 2023 and 2022, respectively. Trade receivables and contract assets are expected to be billed and collected during 2024.

(2)    Contract assets (unbilled receivables) include unbilled amounts typically resulting from sales under contracts for which over-time method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer.

Short and long-term trade receivables and contract assets include amounts related to contracts with the Israeli Ministry of Defense (“IMOD”) in the aggregate amounts of $746,816 and $821,547, as of December 31, 2023 and 2022, respectively.

(3)    Allowance for credit losses reflects its current estimate of credit losses expected to be incurred over the life of the trade receivables based on historical experience, current conditions and reasonable and supportable forecasts. The changes in the allowance for credit losses were as follows:

	2023	2022
Balance as of January 1,	$9,162	$10,307
Current period provision for expected credit loss	674	301
Write-off charges against the allowance for expected credit losses	(664)	(1,446)
Balance as of December 31,	$9,172	$9,162

As for long-term trade and unbilled receivables. (see Note 7).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

The following table presents the components of other receivables and prepaid expenses as of December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
Cost to obtain	$20,141	$26,742
Prepaid IT support services	2,624	9,554
Prepaid Insurance	5,938	5,589
Other prepaid expenses	96,505	90,240
Government institutions	87,864	87,203
Derivative instruments	36,070	47,187
Right to use land and buildings	2,214	2,328
Other	33,996	29,855
Total	$285,352	$298,698

Note 5 -    INVENTORIES, NET

The following table presents the components of inventories, net of customer advances as of December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
Cost incurred on long-term contracts in progress(*)	$911,055	$772,311
Raw materials	1,155,579	939,331
Advances to suppliers and subcontractors	266,205	251,584
	2,332,839	1,963,226
Less: Provision for losses on long-term contracts	(34,820)	(16,900)
	$2,298,019	$1,946,326

(*)     Costs incurred to fulfill a contract in advance of the contract being awarded are included in inventories as work-in-process if the Company determines that those costs relate directly to a contract or to an anticipated contract that can be specifically identified and contract award is probable, the costs generate or enhance resources that will be used in satisfying performance obligations, and the costs are recoverable (referred to as pre-contract costs). Pre-contract costs that are initially capitalized in inventory are generally recognized as cost of revenues consistent with the transfer of control of the products and services to the customer. All other pre-contract costs, including start-up costs, are expensed as incurred. As of December 31, 2023 and 2022 pre-contract costs were included in inventory in the amount of, $216,036 and $186,738, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES AND OTHER COMPANIES

A.    INVESTMENTS IN AFFILIATED COMPANIES:

	December 31, 2023	December 31, 2022
Companies accounted for under the equity method(1)	$90,252	$105,135
Companies accounted for under the fair value method and other investments(2)	55,098	54,469
	$145,350	$159,604

(1)    See Note 6B.
(2)    See Note 6C.

B.    INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

	December 31, 2023	December 31, 2022
Company A (1)	$79,285	$77,632
Company B (2)	3,496	18,140
Company C (3)	—	1,546
Company D (4)	—	558
Other	7,471	7,259
	$90,252	$105,135

(1)Company A is an Israeli company, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Company A is engaged in the development and production of various thermal detectors and laser diodes. Company A is jointly controlled and therefore is not consolidated in the Company’s financial statements. During 2023 and 2022, the Company received dividends in the amount of approximately $8,900 and $6,100, respectively, from Company A.

(2)Company B is a U.K. joint venture held 50% by a wholly-owned U.K. subsidiary of the Company and 50% by Kellogg Brown & Root Limited. During 2023 and 2022, the Company received dividends in the amount of approximately $13,100 and $4,100, respectively, from Company B.

(3)Company C is an Israeli company held 25% by the Company. During 2023, the Company sold its holdings in Company C for the amount of approximate $1,000. as a result the Company recognized a loss of approximately $500

(4)    Company D is a European company held 33% by the Company. Company D is engaged in the area of composite aerostructure parts manufacturing for commercial aircraft.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES AND OTHER COMPANIES (Cont.)

B.    INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.):

Equity in net earnings of affiliated companies and partnerships is as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Company A	$10,526	$9,622	$10,933
Company B	1,822	2,230	3,063
Company C	9	3	(256)
Company D	(558)	(2,087)	(1,546)
Other	476	(2,726)	10,405
	$12,275	$7,042	$22,599

The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31, 2023	December 31, 2022
Current assets	$465,442	$422,370
Non-current assets	136,783	135,218
Total assets	$602,225	$557,588

Current liabilities	$166,359	$138,113
Non-current liabilities	237,399	346,777
Shareholders' equity	198,467	72,698
Total liabilities and equity	$602,225	$557,588

Income Statement Information:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenues	$328,138	$294,120	$317,763
Gross profit	$111,698	$111,023	$129,374
Net income	$10,391	$24,416	$15,715

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES AND OTHER COMPANIES (Cont.)

C.    INVESTMENTS ACCOUNTED FOR UNDER THE FAIR VALUE METHOD AND OTHER INVESTMENTS:

Investments accounted for under the fair value method are evaluated by applying relevant methods as the market approach with the use of an option pricing method or the earning approach using discounted future cash flows, as follows:

	December 31, 2023	December 31, 2022
Company F (1)	$17,155	$17,155
Company G (2)	19,410	17,165
Company H (3)	972	2,472
Company I (4)	13,561	13,677
Company J (5)	4,000	4,000
	$55,098	$54,469

(1)    Company F engages in the field of commercial cybersecurity. During 2021, the Company re-evaluated its holdings in Company F and increased its value in the amount of approximately $11,100. During 2022 the Company re-evaluated its investment in Company F and decreased its value in the amount of approximately $6,900 (see Note 26).

(2)    Company G engages in developing surgeon-centered visualization technologies. During 2021, following a third party investments, the Company re-evaluated the fair value of its holdings in Company G and recognized in other income a gain of approximately $4,800. During 2022, the Company invested in Company G $1,400 and following third parties investments, the Company re-evaluated the fair value of its holdings in Company G and recognized in other income a gain of approximately $3,200. During 2023, the Company invested in Company G $3,600 and following third parties investments, the Company re-evaluated the fair value of its holdings in Company G and recognized in other income a loss of approximately $1,300 (See Note 26).

(3)    Company H is an Israeli company held 35% by the Company. During 2021, the Company estimated the fair value of its holdings in Company H and recorded a gain of approximately $400 in its fair value. During 2022 the Company re-evaluated its investment in Company H and decreased its value in the amount of approximately $2,500. During 2023 the Company re-evaluated its investment in Company H and recognized in other income a loss of approximately $1,500(see Note 26).

(4) Company I is an Israeli Company held 7% by the Company. During 2020, the Company invested approximately $5,000 in Company I. As a result, the Company re-evaluated its investment in Company I and increased its value in the amount of approximately $4,100. During 2021, due to shareholders investment, the Company estimated the fair value of its holdings in Company I and recorded a gain of approximately $1,000 in its fair value. During 2023, due to shareholders investment, the Company estimated the fair value of its holdings in Company I and recorded a loss of approximately $118 in its fair value (see Note 26).

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 7 - LONG-TERM TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS

The following table presents the components of long-term trade and unbilled receivables and contract assets as of December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
Trade and unbilled receivables	$71,763	$130,901
Contract assets	294,104	244,574
Less - allowance for credit loss	(1,148)	(1,421)
Total	$364,719	$374,054

The majority of the long-term contract assets are expected to be billed and collected during the years 2025-2031. Long-term trade receivables and contract assets are mainly related to contracts with the IMOD.

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

The following table presents the components of long-term bank deposits and other receivables as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Premises evacuation building input index receivable(1)	$55,747	$57,447
Derivative financial instruments(2)	14,279	36,572
Prepaid expenses for land rights	—	2,328
Long term balances of Non-qualified deferred compensation plan (3)	10,492	9,183
Deposits with banks and other long-term receivables	7,130	6,995
	$87,648	$112,525

(1)    During 2019, the Company sold the premises evacuation receivable to an Israeli bank and is still entitled to receive building inputs index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value (see Note 1D(4)).

(2)    Derivative financial instruments related to long term projects.

(3)    Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code in the amount of $10,492 and $9,183 as of December 31, 2023 and 2022, respectively (see Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 9 - LEASES

The Company's leases mainly include buildings for its facilities worldwide and vehicles leases, which are all classified as operating leases. Certain lease agreements include rental payments that are adjusted periodically for the consumer price index (“CPI”). The ROU and lease liability were calculated using the initial CPI and will not be subsequently adjusted unless the liability is reassessed. Certain leases include renewal options that are exercisable in the Company's sole discretion. The renewal options were included in the ROU and include renewal options that are under the Company's sole discretion.

A.    Supplemental Consolidated Statement of Financial Position information related to leases was as follows:

	December 31, 2023	December 31, 2022

Operating lease right of use assets	$425,884	$405,446

Current portion of operating lease liabilities	67,390	69,322
Non-current portion of operating lease liabilities	363,100	344,585
Total operating lease liabilities	$430,490	$413,907

Weighted average remaining lease term (years)	4.58	4.70
Weighted average discount rate	4.02%	3.71%

B.    For the years ended December 31, 2023, 2022 and 2021, cash payments against operating lease liabilities totaled approximately $89,251, $90,848 and $87,604, respectively, and non-cash transactions to recognize operating assets and liabilities for new leases totaled approximately $101,971, $79,357 and $58,103, respectively.

Maturities of operating lease liabilities for the next five years are as follows:

December 31, 2023
2024	$82,085
2025	69,950
2026	55,942
2027	42,081
2028	36,220
2029 and thereafter	$251,493
Total lease payments	$537,771
Less imputed interest	107,281
Total	$430,490

C.    Lease expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $94,296, $90,134 and $84,216, respectively.

D.    During 2022, the Company recognized a gain of approximately $18,950 related to sale and lease back of buildings by the Company's subsidiaries in Israel.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 10 - PROPERTY, PLANT AND EQUIPMENT, NET

The following table presents the components of property, plant and equipment, net as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Cost (1):
Land, buildings and leasehold improvements (2)	$940,704	$841,988
Instruments, machinery and equipment (3)	1,480,007	1,352,749
Office furniture and other	85,988	84,361
Motor vehicles and airplanes	50,131	51,287
Total cost	2,556,830	2,330,385
Accumulated depreciation	(1,468,880)	(1,381,178)
Depreciated cost	$1,087,950	$949,207

Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $120,895, $112,063 and $106,068, respectively.

(1)     Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of $39,250 and $39,121 as of December 31, 2023 and 2022, respectively.

(2)    Set forth below is additional information regarding the real estate owned or leased by the Company (square feet):

	Israel(A)	U.S.(B)	Other Countries(C)
Owned	2,066,738	894,735	1,039,287
Leased	7,035,265	861,043	635,479

a.Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

b.Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, South Carolina Florida, Alabama and Virginia. The facilities in New Hampshire, Florida and Alabama are located on owned land totaling approximately 109 acres. Universal Avionics Systems Corporation's facilities are located in Arizona, Washington and Georgia, of which 166,000 square feet are owned and 83,000 square feet are leased.

c.Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America, Canada and Asia-Pacific.

(3)     Includes equipment produced by the Company for its own use in the aggregate amount of $127,301 and $119,892 as of December 31, 2023 and 2022, respectively, and capitalized costs related to the new ERP system (see Note 2M).

As for liens on assets – see Notes 21G.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 11 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	December 31, 2023	December 31, 2022
Original cost:
Technology	$406,391	$402,592
Customer relations	390,511	392,584
Trademarks and other	207,375	224,110
	1,004,277	1,019,286
Accumulated amortization:
Technology	259,956	246,126
Customer relations	162,728	147,104
Trademarks and other	191,073	193,323
	613,757	586,553
Amortized cost	$390,520	$432,733

B.    EXPENSES

Amortization expenses amounted to $43,903, $49,227 and $47,023 for the years ended December 31, 2023, 2022 and 2021, respectively.

C.    AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2024		$35,847
2025		34,111
2026		34,413
2027		31,854
2028	and thereafter	254,295
		$390,520

D.    CHANGES IN GOODWILL

Changes in goodwill during 2023 were as follows:

	Aerospace	C4I and Cyber	ISTAR and EW	Land	ESA	2023
Balance, at January 1	$61,933	$316,655	$130,379	$592,871	$400,656	$1,502,494
PPA and PPA adjustment (1)	—	—	—	—	13,472	13,472
Net translation differences (2)	1,255	—	2,849	(21,005)	—	(16,901)
Balance, at December 31	$63,188	$316,655	$133,228	$571,866	$414,128	$1,499,065

(1)PPA adjustment related to preliminary PPA of a subsidiary acquired in 2022, and PPA related to acquisition during 2023. See Note 1D(1).
(2)Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 12 - SHORT-TERM CREDIT AND LOANS

	Interest %	December 31, 2023	December 31, 2022
Loans	SOFR + 1.2% - 1.5%	$162,034	$21,772
Commercial securities (1)	SOFR + 1.0%	313,620	—
Bank credit	SOFR + 1.2% - 1.5%	100,940	93,304
		$576,594	$115,076

As of December 31, 2023 the SOFR rate of short-term loans was 5.38%.

(1)    During August and September 2023, the Company issued commercial paper in Israel denominated in U.S. Dollar in an amount of approximately $315 million par value. The commercial paper bearing an annual interest of the three-months SOFR interest rate and an additional 1%. The commercial paper is for a term of 90 days, which may be extended by additional periods of 90 days each, up to a maximum period of five years, and is also subject to early repayment at the request of an investor with a seven business days notice, or at the Company's discretion, with a twenty-one days prior notice. The commercial paper is not listed on any stock exchange.

Note 13 - OTHER PAYABLES AND ACCRUED EXPENSES

	December 31, 2023	December 31, 2022
Payroll and related expenses	$329,249	$336,830
Provision for vacation pay (1)	83,393	80,529
Provision for income tax, net of advances	28,387	30,210
Other income tax liabilities	40,006	32,048
Value added tax (“VAT”) payable	29,599	19,212
Provision for royalties	66,540	62,152
Provision for warranty and cost	92,138	95,708
Derivative instruments	69,036	107,581
Contingent purchase obligations	3,033	3,126
Provision for losses on long-term contracts	60,630	64,062
Provision for vendors on accrued expenses	133,376	95,058
Other (2)	258,960	244,841
	$1,194,347	$1,171,357

(1)Long-term provision for vacation pay - see Note 20.
(2)Includes provisions for estimated future costs in respect of (1) unbilled services of certain third parties, (2) probable loss from claims (legal or asserted) in the ordinary course of business and (3) damages caused by the items sold and claims as to the specific products ordered.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 14 - CONTRACT LIABILITIES (CUSTOMER ADVANCES)

	December 31, 2023	December 31, 2022
Contract liabilities	$2,010,422	$1,994,236
Less: Contract liabilities presented under long-term liabilities	354,319	217,075
	$1,656,103	$1,777,161

During the year ended December 31, 2023, the Company recognized approximately $858,965 of its contract liabilities.

As for guarantees and liens, see Notes 21D, 21G.

Note 15 - LONG-TERM LOANS, NET OF CURRENT MATURITIES

	Currency	Interest %	Years of maturity	December 31, 2023	December 31, 2022
Long-term loans	USD	L + 1.35% - 1.75%	2024-2026	$1,504	$213,559
	EURO	2.02% - 2.50%	2024-2028	51,333	60,190
	Other			—	1,954
				52,837	275,703
Less: current maturities				11,610	11,162
				$41,227	$264,541

For covenants see Note 21E.

As of December 31, 2023, the LIBOR quarterly interest rate for long-term loans denominated in U.S. dollars was 5.59%.

The maturities of these loans for periods after December 31, 2023, are as follows:

2024 - current maturities	11,610
2025	11,844
2026	11,959
2027 and thereafter	17,424
$52,837

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 16 - SERIES B, C AND D NOTES, NET OF CURRENT MATURITIES

	December 31, 2023	December 31, 2022
Series B, C and D Notes	$408,199	$483,185
Less – Current maturities	(63,676)	(65,393)
Premium (discount) on Series B, C and D Notes, net	(1,676)	(2,255)
	$342,847	$415,537

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

During the year ended December 31, 2023, the Company recorded $9,537, as interest expenses and $579 as amortization of debt issuance costs and premium, net, on the Series B, C and D Notes.

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

During 2023, the Company paid the second installment of Notes B, C and D in the amount of approximately $62,434.

Future principle payments for Series B, C and D Notes, including the effect of cross-currency interest rate swap transactions, are as follows:

Future principal payments for Series B, C and D Notes:
2024 Current maturities	$69,917
2025	69,917
2026	69,917
2027	69,917
2028 and thereafter	165,974
$445,642

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Changes in benefit obligation:
Benefit obligation at beginning of year	$646,023	$918,209
Benefit obligation related to acquired companies and deconsolidation of a subsidiary	—	(23,851)
Service cost	5,578	7,598
Interest cost	29,429	16,800
Exchange rate differences	(8,516)	(47,181)
Actuarial gain	(62,183)	(191,292)
Benefits paid	(35,705)	(34,260)
Effect of settlement commitment	$(7,840)	$—
Benefit obligation at end of year	$566,786	$646,023
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	$280,225	$348,804
Actual return on Plans’ assets (net of expenses)	38,316	(55,441)
Employer contribution	947	1,057
Benefits paid	(21,654)	(14,195)
Effect of settlement commitment	(7,826)	—
Fair value of Plans’ assets at end of year	$290,008	$280,225
Accrued benefit cost, end of year:
Funded (unfunded) status	$(276,738)	$(365,798)
Unrecognized net actuarial loss	(84,210)	(20,910)
	$(360,948)	$(386,708)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	$(28,279)	$(39,478)
Accrued benefit liability, non-current	(248,459)	(326,320)
Accumulated other comprehensive income, pre-tax	(84,210)	(20,910)
	$(360,948)	$(386,708)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Components of the Plans’ net periodic pension cost:
Service cost	$5,578	$7,598	$14,926
Interest cost	29,429	16,800	15,741
Expected return on Plans’ assets	(17,825)	(22,678)	(20,892)
Amortization of prior service cost	(1,246)	—	(3)
Amortization of net actuarial loss	—	18,596	16,158
Recognition of net actuarial gain	$(5,098)	$—	$—
Total net periodic benefit cost	$10,838	$20,316	$25,930
Additional information
Accumulated benefit obligation	$561,350	$643,617	$912,944

	December 31, 2023	December 31, 2022
Weighted average assumptions:
Discount rate as of December 31	4.9%	5.2%
Expected long-term rate of return on Plans’ assets	7.0%	6.8%
Rate of compensation increase	1.5%	1.8%

Asset allocation by category as of December 31:

	2023	2022
Asset Category:
Equity Securities	53.1%	65.4%
Debt Securities	44.0%	32.7%
Other	2.9%	1.9%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the Plans' obligations and the expected timing of benefit payments. The target asset allocation for the Plans' years presented is as follows:

	2023	2022
Asset Category:
Equity Securities	53.0%	67.0%
Debt Securities	47.0%	33.0%
Total	100.0%	100.0%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The fair value of the asset values by category at December 31, 2023, was as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category
Cash	$4,262	$4,262	—	—
Cash Equivalents:
Money Market Funds (a)	4,193	4,193	—	—
Fixed Income Securities:
Mutual Funds (b)	60,309	60,309	—	—
U.S treasuries	19,856	14,138	5,718	—
corporate bonds	47,259	—	47,259	—
Equity Securities:
International Companies (c)	8,274	8,274	—	—
Mutual Funds (d)	145,855	145,855	—	—
Total	$290,008	$237,031	$52,977	$—

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

In developing the overall expected long-term rate of return on assets assumption, ESA used a building block approach in which rates of return in excess of inflation were considered separately for equity securities, debt securities, real estate and all other assets. The excess returns were weighted by the representative target allocation and added along with an approximate rate of inflation to develop the overall expected long-term rate of return. It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2023 Plan year have been satisfied as of December 31, 2023. Benefit payments over the next five years are expected to be $16,749 in 2024, $17,434 in 2025, $18,218 in 2026, $18,806 in 2027 and $19,258 in 2028.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan

ESA offers retiree medical benefits to a limited number of retirees. The measurement date for ESA's benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Change in Benefit Obligation:
Benefit obligation at beginning of period	$867	$1,597
Service cost	86	149
Interest cost	43	38
Actuarial (gain) loss	271	(880)
Employee contribution	9	11
Benefits paid	(45)	(48)
Benefit obligation at end of period	$1,231	$867
Change in Plan Assets:
Employer contribution	$36	$37
Employee contribution	9	11
Benefits paid	(45)	(48)
Fair value of Plan assets at end of period	$—	$—

	Year Ended December 31, 2023	Year Ended December 31, 2022
Accrued benefit cost, end of period:
Funded (unfunded) status	$(1,231)	$(867)
Unrecognized net actuarial gain	(1,616)	(2,073)
Accrued benefit cost, end of period	$(2,847)	$(2,940)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(71)	$(137)
Accrued benefit liability, non-current	(1,159)	(730)
Accumulated other comprehensive gain, pretax	(1,617)	(2,073)
Net amount recognized	$(2,847)	$(2,940)

Components of net periodic pension cost (for period):	Year Ended December 31, 2023	Year Ended December 31, 2022
Service cost	$86	$149
Interest cost	43	38
Amortization of net actuarial gain	(186)	(111)
Total net periodic benefit cost	$(57)	$76

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan (Cont.)

Assumptions as of end of period:	Year Ended December 31, 2023	Year Ended December 31, 2022
Discount rate	4.90%	5.10%
Health care cost trend rate assumed for next year	6.00%	6.50%
Ultimate health care cost trend rate	4.00%	4.10%

The effect of a 1% change in the health care cost trend rate at December 31, 2023 was as follows:

	1% increase	1% decrease
Net periodic benefit cost	$14	$(13)
Benefit obligation	$98	$(88)

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $16,961, $16,329 and $15,951 for the years ended December 31, 2023, 2022 and 2021, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

4.    Non-Qualified Defined Contribution Plan

ESA has two benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 0.5 cents on the dollar up to 10% of the employees’ total salary and incentive-based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $2,418, $3,067 and $2,762 for the years ended December 31, 2023, 2022 and 2021, respectively, and the total ESA contribution to the plan was $411 for 2023. The cash surrender value of these life insurance policies at December 31, 2023 was $6,556. The total liability related to the 409(A) plan was $22,988 at December 31, 2023.

The second plan implemented is a non-qualified, defined benefit plan for certain executives of ESA. The plan provides the executives with a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. The policies are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies had a cash surrender of $3,936 at December 31, 2023. Related liability for the pension payments was $12,363 at December 31, 2023. As of December 31, 2023, all executives had partially vested balances in the plan.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME

A.    APPLICABLE TAX LAWS

(1)Israeli Corporate Income Tax Rates

Generally, regular corporate tax rates and real capital gain tax rates in Israel effective as of January 1, 2018 and onwards is 23%. The Company is also eligible for tax benefits as further described below.

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

As of December 31, 2023, the Company’s management believes that the Company and its Israeli subsidiaries met all conditions of the Law and letters of approval.

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

The Company elected to implement the Temporary Provision to “release” approximately $784 million of Exempt Earnings, and included in its 2021 results, in taxes on income, a provision for corporate tax in an amount of approximately $80 million. The amount was paid in 2022.

As a result of the Company's election, the Company is required to invest approximately $58 million in its industrial enterprise by the end of 2026. As of December 31, 2023, the Company's management believes that Elbit Systems will meet this criteria.

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

Benefits granted to a Preferred Enterprise include a reduced tax rate of 9% in the Development Area A regions and 16% in other regions. Preferred Enterprises in peripheral regions are eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of “Preferred Income” is subject to 20% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates).

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

As of December 31, 2023, the Company's management believes that Elbit Systems' and certain of its Israeli subsidiaries' meet the conditions and qualify as a “Special Preferred Technological Enterprise” tax regime.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

B.    NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Income before taxes on income:
Domestic	$250,831	$268,446	$310,134
Foreign	(24,337)	24,112	73,317
	$226,494	$292,558	$383,451

D.    TAXES ON INCOME

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Current taxes:
Domestic	$41,553	$40,357	$36,888
Foreign	4,045	6,593	9,635
	45,598	46,950	46,523
Adjustment for previous years:
Domestic (*)	(19,404)	(10,681)	82,407
Foreign	(330)	(124)	16
	(19,734)	(10,805)	82,423
Deferred income taxes:
Domestic	(5,434)	(6,607)	342
Foreign	2,483	(5,407)	2,099
	(2,951)	(12,014)	2,441
Total taxes on income	$22,913	$24,131	$131,387

Total:
Domestic	$16,715	$23,069	$119,637
Foreign	6,198	1,062	11,750
Total taxes on income	$22,913	$24,131	$131,387
--

(*)     In 2021, mainly related to the release of the Selected Accumulated Income under the Temporary Provision. (See Note 18A).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2023	2022
Balance at the beginning of the year	$86,176	$82,380
Additions (reductions) related to interest and currency translation	1,810	(4,758)
Additions based on tax positions related to prior period	28	552
Reductions related to tax positions taken during a prior period	(11,059)	(5,624)
Reductions related to settlement of tax matters	(11,258)	(5,874)
Additions based on tax positions taken during the current period	16,511	19,844
Reductions related to a lapse of applicable statute of limitation	(1,150)	(344)
Balance at the end of the year	$81,058	$86,176

On December 31, 2023 and 2022, the Company had a provision for unrecognized tax benefits of $81,058 and $86,176, respectively, including an accrual of $2,303 and $2,394 for the payment of related interest and penalties, respectively. The Company recognized interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2023 and 2022, the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. As a result of the settlement of the tax matters, the Company recorded tax benefits of approximately $11,258 and $5,874 during the years 2023 and 2022, respectively, in the statements of income in “taxes on income”. Following the examination by the Israeli Tax Authority, the Company applied some of the items for which a settlement was reached for subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. Certain Israeli Companies are currently undergoing tax audits by the Israeli Tax Authority.

As a result of ongoing examinations, tax proceedings in certain countries and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2023, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Reserves and allowances	$61,945	$80,746
Inventory allowances	18,007	19,860
Property, plant and equipment	2,751	4,152
Operating lease right of use assets	19,913	44,341
Other assets	116,524	93,252
Net operating loss carry-forwards	94,776	87,490
	313,916	329,841

Valuation allowance	(165,199)	(164,906)
	148,717	164,935

Deferred tax liabilities:
Intangible assets	(74,892)	(77,661)
Property, plant and equipment	(35,956)	(28,767)
Operating lease liabilities	(19,479)	(43,596)
Reserves and allowances	(9,155)	(13,723)
	(139,482)	(163,747)
Net deferred tax assets	$9,235	$1,188

Deferred tax assets and liabilities are measured based on the enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid.

G.    CARRY-FORWARD TAX LOSSES

As of December 31, 2023 the Company and its Israeli subsidiaries had estimated total available carry-forward operating tax losses of approximately $441,636, and its non-Israeli subsidiaries had estimated available carry-forward operating tax losses of approximately $53,292. The Company has carry-forward capital losses of approximately $61,092, out of which a valuation allowance was provided on the sum of approximately $56,979.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

H.    RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Income before taxes as reported in the consolidated statements of income	$226,494	$292,558	$383,451
Statutory tax rate	23%	23%	23%
Theoretical tax expense	$52,094	$67,288	$88,194
Tax benefit arising from reduced rate as "Preferred Enterprise” and other tax benefits (*)	(27,741)	(26,281)	(36,043)
Tax adjustment in respect of different tax rates for foreign subsidiaries	(3,508)	(17,946)	4,813
Changes in carry-forward losses and valuation allowances	12,714	27,905	(7,243)
Taxes resulting from non-deductible expenses	2,299	795	5,272
Difference in basis of measurement for financial reporting and tax return purposes	8,339	(15,060)	(5,851)
Taxes in respect of prior years (see Note 18D above)	(19,734)	(10,805)	82,423
Other differences, net	(1,550)	(1,765)	(178)
Actual tax expenses	$22,913	$24,131	$131,387
Effective tax rate	10.12%	8.25%	34.26%

(*) Net earnings per share – amounts of the benefit resulting from the Approved, Privileged and Preferred Enterprises:
Basic and diluted	$0.63	$0.59	$0.82

I.     FINAL TAX ASSESSMENTS

Final income tax assessments have been received by the Company up to and including the tax year 2017 and by certain subsidiaries up to 2021.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair values of the Company’s outstanding derivative instruments as of December 31, 2023 and December 31, 2022 are summarized below:

	Asset Derivatives as of December 31, 2023(*)	Asset Derivatives as of December 31, 2022(*)	Liability Derivatives as of December 31, 2023(**)	Liability Derivatives as of December 31, 2022(**)
Derivatives designated as hedging instruments
Foreign exchange contracts	50,348	75,397	77,819	130,604
Cross-currency interest rate swaps	—	—	35,159	26,018
	$50,348	$75,397	$112,978	$156,622
Derivatives not designated as hedging instruments
Foreign exchange contracts	—	8,362	3,435	5,439
	$50,348	$83,759	$116,413	$162,061

(*)    Presented as part of other receivables and long-term other receivables.
(**)    Presented as part of other payables and long-term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2023 and 2022, are summarized below:

	Gain (Loss) Recognized in Other Comprehensive Income, net as of December 31, 2023	Gain (Loss) Recognized in Other Comprehensive Income, net as of December 31, 2022	Gain (Loss) on of Derivative Reclassified from Accumulated Other Comprehensive Income (*) as of December 31, 2023	Gain (Loss) on of Derivative Reclassified from Accumulated Other Comprehensive Income (*) as of December 31, 2022
Foreign exchange contracts	$(119,781)	$(152,143)	$(103,621)	$(57,201)

(*)    Presented as part of revenues/cost of revenue and equity in net earnings of affiliated companies and partnerships.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

B.    EFFECT ON CASH FLOW HEDGING (Cont.)

Amount Excluded from Effectiveness Testing Recognized in Income (*):

	as of December 31, 2023	as of December 31, 2022
Foreign exchange contracts	$13,791	$9,413
Derivatives not designated as hedging instruments:
Foreign exchange contracts and other derivatives instruments	$(3,906)	$(926)

(*)    Presented as part of revenues/cost of revenue and equity in net earnings of affiliated companies and partnerships.

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The net effect on earnings from the cross-currency swaps in 2023 was a loss of approximately $15,748, of which approximately $12,126 was offset against exchange rate differences related to Series B Notes and approximately $3,622 increased the interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2023 is summarized below:

	Buy December 31, 2023	Buy December 31, 2022	Sell December 31, 2023	Sell December 31, 2022
Euro	$407,849	$498,879	$1,400,118	$1,032,654
GBP	52,267	1,326	81,061	138,077
NIS	1,782,959	1,359,105	—	286,192
Other	6,204	13,168	285,514	433,585
	$2,249,279	$1,872,478	$1,766,693	$1,890,508

Note 20 - OTHER LONG-TERM LIABILITIES

The following table presents the components of other long-term liabilities as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Provision for vacation pay	$42,073	$42,188
Contingent purchase obligation	37,421	49,282
Accrued expenses on evacuation	11,028	20,482
Provision for losses on long-term contracts	—	3,090
Derivative financial instruments	47,376	54,480
Accounts payables	123,787	41,272
Compensated absences	11,341	13,056
Other	25,270	24,046
	$298,296	$247,896

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

In exchange for participation in the programs by the IIA, Elbit Systems and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% to 150% of the grants provided by the IIA, linked to the dollar, bearing annual interest at a rate based on LIBOR \ SOFR (SOFR only commencing 2023). The obligation to pay these royalties is contingent on actual sales of the products, and in the absence of such sales payment of royalties is not required.

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

Royalties expenses amounted to $19,878, $30,610 and $8,216 in 2023, 2022 and 2021, respectively.

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

At December 31, 2023, the Company had outstanding buy-back obligations totaling approximately $2,500,000 that extend through 2033.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.    LEGAL CLAIMS

The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business. The Company’s management, based on the opinion of its legal counsel, believes that any financial impact from the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company. As of December 31, 2023, the Company was not involved in significant legal proceedings.

D.    GUARANTEES

As of December 31, 2023, guarantees in the amount of approximately $4,358,456 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain contract liabilities (advances from customers) and performance obligation and employee benefit plans.

E.    COVENANTS

In connection with Series B, C and D Notes, commercial paper, bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage.

In respect of each of the 12 month periods ending December 31, 2023 and 2022, the Company was in material compliance with its loan obligations.

F.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in various countries. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and typically include the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2023 and 2022, the purchase commitments were $3,856,034 and $3,028,988, respectively. The Company's purchase commitments are expected to be realized during the years 2024 - 2030.

G.    FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of approximately $222,807 as of December 31, 2023, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

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
(3)An additional twenty percent (20%) of the Options are vested and exercisable from the fourth anniversary of the grant date; and
(4)The remaining twenty (20%) of the Options are vested and exercisable from the fifth anniversary of the grant date.

The Options generally expire after 63 months from the date of grant.

As of December 31, 2023, there were approximately 64,000 Options available for future grants under the 2018 Equity Incentive Plan.

2022 Equity incentive plan for employees:

On January 16, 2022, our Board of Directors approved the 2022 Equity Incentive Plan for Employees (the “Employees Plan”). The purpose of the Employees Plan is to enable Elbit Systems to link the compensation and benefits of its employees with the future growth and success of Elbit Systems and its affiliates and with long-term shareholder value, through the creation of a long-term incentive for employees. Our Board of Directors has also approved the appointment of our Compensation Committee as the administrator of the Employees Plan. Under the Employees Plan, the Company may allocate options to employees of Elbit Systems and its wholly owned subsidiaries, to be exercised using a “Net-Exercise Mechanism”, which entitles the recipients to exercise the options for an amount of shares reflecting only the benefit factor. The Board of Directors approved an option pool of 1,100,000 options under the Employees Plan. The options were allocated out of the option pool, subject to the required approvals.

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

As of December 31, 2023, there were approximately 170,000 Options available for future grants under the Employees Plan.

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model. During the years ended 2023 and 2022, the Company granted 76,100 and 1,028,100 options, respectively.
The valuation includes the following weighted average assumptions:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Dividend yield	1.97%	2.10%
Expected volatility	28.02%	25.79%
Risk-free interest rate	4.15%	2.10%
Expected life	4.25 years	4.25 years
Forfeiture rate	10.00%	10.00%
Suboptimal factor	1.25	1.25

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

B.     EQUITY INCENTIVE PLANS (Cont.)

The following is a summary of Elbit Systems' options activity under the Equity Incentive Plans:

	Number of Options 2023	Weighted average exercise price 2023	Number of Options 2022	Weighted average exercise price 2022
Outstanding - beginning of the year	1,728,106	156.66	1,076,750	131.37
Granted	76,100	182.06	1,028,100	185.30
Exercised	(312,085)	129.04	(241,844)	128.76
Forfeited	(39,300)	180.54	(134,900)	223.12
Outstanding - end of the year	1,452,821	163.30	1,728,106	156.66

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2023. This amount changes, based on the market price of the Company’s stock and the average exercise price of in-the-money options. Aggregate intrinsic value of outstanding options as of December 31, 2023, was $66,356.

As of December 31, 2023, there was $26,639 of total unrecognized compensation cost related to share-based compensation arrangements granted under the Equity Incentive Plans. That cost is expected to be recognized over a weighted average period of 3 years.

As of December 31, 2023, 1,452,821 options were vested and expected to be vested at a weighted average exercise price of $163.30 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2023, is approximately 3 years.

C.     OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

The options outstanding as of December 31, 2023, have been separated into ranges of exercise prices, as follows:
Options outstanding:

Exercise price	Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price per share
121.42 - 216.32	1,452,821	2.64	$163.30

Compensation expenses related to the Equity Incentive Plans amounted to $12,141, $10,463 and $5,312 for the three years ended December 31, 2023, 2022 and 2021 respectively, which were recognized, as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Cost of revenues	$10,319	$8,893	$4,515
General and administration expenses	1,822	1,570	797
	$12,141	$10,463	$5,312

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

D.    COMPUTATION OF EARNINGS PER SHARE

Computation of basic and diluted net earnings per share:

	Net income to shareholders of ordinary shares Year Ended December 31, 2023	Weighted average number of shares (*) Year Ended December 31, 2023	Per Share amount Year Ended December 31, 2023	Net income to shareholders of ordinary shares Year Ended December 31, 2022	Weighted average number of shares (*) Year Ended December 31, 2022	Per Share amount Year Ended December 31, 2022
Basic net earnings	$215,131	44,375	$4.85	$275,448	44,322	$6.21
Effect of dilutive securities:
Employee stock options	—	217	(0.03)	—	259	(0.03)
Diluted net earnings	$215,131	44,592	$4.82	$275,448	44,581	$6.18

(*) In thousands.

E.    2018 PHANTOM BONUS RETENTION PLAN

In 2018, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Managers (the “2018 Phantom Plan”).

The 2018 Phantom Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price in the TASE over the applicable periods (tranches) under the 2018 Phantom Plan. As of December 31, 2023, 678,100 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $139.51.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2018 Phantom Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $10,589, $62,090 and $18,431, during the three years ended December 31, 2023, 2022 and 2021, respectively, as compensation costs related to the phantom bonus units granted under the 2018 Phantom Plan, as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Cost of revenues	$6,164	$34,778	$10,522
General and administration expenses	2,635	15,537	4,584
Marketing and selling	1,790	11,775	3,325
	$10,589	$62,090	$18,431

F.    DIVIDEND POLICY

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

The following tables present information about the Company’s reported segment revenues and operating income for the periods indicated:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenues:
Aerospace
External customers	$1,613,137	$1,471,093	$1,281,407
Intersegment revenue	260,144	262,089	301,905
Total	$1,873,281	$1,733,182	$1,583,312
C4I and Cyber
External customers	$668,414	$631,297	$590,095
Intersegment revenue	52,702	47,098	34,601
Total	$721,116	$678,395	$624,696
ISTAR and EW
External customers	$996,927	$882,200	$888,206
Intersegment revenue	182,500	163,449	138,089
Total	$1,179,427	$1,045,649	$1,026,295
Land
External customers	$1,241,023	$1,075,846	$1,028,121
Intersegment revenue	65,174	92,737	88,801
Total	$1,306,197	$1,168,583	$1,116,922
ESA
External customers	$1,455,243	$1,451,113	$1,490,692
Intersegment revenue	9,695	5,559	2,115
Total	$1,464,938	$1,456,672	$1,492,807
Revenues
Total revenues (external customers and intersegment) for reportable segments	$6,544,959	$6,082,481	$5,844,032
Less -Intersegment revenue	(570,215)	(570,932)	(565,511)
Total consolidated revenues	$5,974,744	$5,511,549	$5,278,521

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 23 - SEGMENT DISCLOSURE, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

A.    SEGMENT DISCLOSURE (Cont.):

The following tables present information about the Company’s reported operating income for the periods indicated:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating income:
Aerospace	$125,455	$106,760	$129,213
C4I and Cyber	50,653	48,964	44,350
ISTAR and EW	134,882	49,120	66,001
Land	80,610	28,554	35,567
ESA	(4,687)	74,978	124,259
Segment operating income	386,913	308,376	399,390
Unallocated corporate income (expense)	(17,805)	(9,810)	4,458
Other operating income	—	68,918	14,660
Operating income	369,108	367,484	418,508
Financial expenses, net	(137,827)	(51,364)	(40,393)
Other income (expenses), net (see note 26)	(4,787)	(23,562)	5,336
Income before income taxes	$226,494	$292,558	$383,451

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Depreciation and amortization by segment:
Aerospace	$36,284	$34,353	$35,084
C4I and Cyber	12,551	13,651	16,054
ISTAR and EW	29,001	24,992	23,452
Land	34,747	38,560	41,901
ESA	50,526	46,540	34,962
Unallocated corporate expenses	1,690	3,194	1,638
Total depreciation and amortization	$164,799	$161,290	$153,091

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 23 - SEGMENT DISCLOSURE, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

A.    SEGMENT DISCLOSURE (Cont.):

REVENUES ARE ATTRIBUTED TO GEOGRAPHIC AREAS BASED ON LOCATION OF THE END CUSTOMERS AS FOLLOWS:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
North America	$1,417,742	$1,489,685	$1,608,582
Asia-Pacific	1,263,771	1,405,473	1,443,505
Israel	1,167,228	1,071,945	1,094,662
Europe	1,776,412	1,243,550	884,504
Latin America	120,700	119,860	126,686
Other	228,891	181,036	120,582
	$5,974,744	$5,511,549	$5,278,521

B.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
IMOD	16%	17%	18%
U.S. Government	17%	19%	21%

C.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

The Company's long-lived assets for the year ended December 31, 2023 and 2022, commencing current year presentation, includes property plant and equipment and operating lease right of use assets, as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Israel	$1,098,074	$968,450
U.S.	307,239	280,687
Other	108,521	105,516
	$1,513,834	$1,354,653

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 24 - RESEARCH AND DEVELOPMENT, NET

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Total expenses	$502,654	$501,777	$447,852
Less - grants and participations	(78,234)	(66,127)	(52,765)
	$424,420	$435,650	$395,087

Note 25 - FINANCIAL EXPENSES, NET

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Expenses:
Interest on long-term bank debt	$(8,677)	$(12,392)	$(10,821)
Interest on Series B, C and D Notes, net	(9,537)	(11,683)	(5,758)
Interest on short-term bank credit and loans	(58,253)	(14,857)	(7,683)
Guarantees	(22,339)	(17,356)	(13,908)
Gain (loss) from revaluation of lease liabilities and exchange rate differences, net	(11,962)	10,542	(10,178)
Other	(33,136)	(8,670)	6,080
	(143,904)	(54,416)	(42,268)
Income:
Interest on cash, cash equivalents and bank deposits	2,359	383	469
Other	3,718	2,669	1,406
	6,077	3,052	1,875
	$(137,827)	$(51,364)	$(40,393)

Note 26 - OTHER INCOME (EXPENSES), NET

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Pension non-service cost	$(6,596)	$(4,555)	$(11,715)
Gain (loss) on sale of investments (1)	—	(10,619)	—
Revaluation of investments (2)	(2,963)	(10,175)	17,282
Insurance compensation	5,200	—	—
Other	(428)	1,787	(231)
	$(4,787)	$(23,562)	$5,336

(1)    During 2022 the company recognized a gain (loss) resulting from the sales of holdings in affiliated companies in Israel to third parties (see Note 6B).
(2)    During 2023, 2022 and 2021, the Company recognized gains and losses as a result of revaluation of its investments accounted for under the fair value method (see Note 6C).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 27 - RELATED PARTIES' TRANSACTIONS AND BALANCES

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Income -
Sales to related-party companies (*)	$147,807	$155,728	$169,834
Participation in expenses	$—	$85	$394
Cost and expenses -
Supplies from related parties (**)	$15,877	$2,143	$6,240

Balances:	December 31, 2023	December 31, 2022
Trade receivables and other receivables (*)	$102,075	$86,535
Trade payables and advances (**)	$35,363	$33,167

The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)    A significant portion of the sales and balances include sales of helmet mounted cueing systems purchased from the Company by a 50%-owned affiliate of ESA.
(**)    Includes mainly electro-optics components and sensors, purchased by the Company from a 50%-owned Israeli company, and in 2021 , includes also electro-optics products purchased by the Company from another 50%-owned Israeli affiliate.

¬ ¬ ¬

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Schedule I – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions (Charged to Costs and Expenses)	Deductions (Write-Offs and Actual Losses Incurred)	Additions Resulting from Acquisitions	Balance at End of Period
Year ended December 31, 2023:
Provisions for Losses on Long-Term Contracts (*)	80,962	38,560	24,072	—	95,450
Provisions for Claims and Potential Contractual Penalties and Others	2,557	1,244	140	—	3,661
Credit risk (**)	9,162	674	664	—	9,172
Valuation Allowance on Deferred Taxes	164,906	293	—	—	165,199

Year ended December 31, 2022:
Provisions for Losses on Long-Term Contracts (*)	89,509	20,944	33,102	3,611	80,962
Provisions for Claims and Potential Contractual Penalties and Others	2,343	385	171	—	2,557
Credit risk (**)	10,307	301	1,446	—	9,162
Valuation Allowance on Deferred Taxes	192,811	—	27,905	—	164,906

Year ended December 31, 2021:
Provisions for Losses on Long-Term Contracts (*)	108,281	9,384	36,696	8,540	89,509
Provisions for Claims and Potential Contractual Penalties and Others	2,233	338	228	—	2,343
Credit risk (**)	16,192	65	5,950	—	10,307
Valuation Allowance on Deferred Taxes	172,833	7,243	—	12,735	192,811

(*)    As of December 31, 2023, 2022 and 2021 an amount of $34,820, $16,900 and $13,584, respectively, is presented as a deduction from inventories. As of December 31, 2023, 2022 and 2021 an amount of $60,630, $64,062 and $75,925, respectively, is presented as part of other payables and accrued expenses.

(**)    As of December 31, 2023, an amount of $7,650 and $1,522 is related to corporate customers and government customers, respectively.
S-1