Form 20-F
period 2024-12-31
ELBIT SYSTEMS LTD
filed 2025-03-20
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

□ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2024
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
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 44,547,673 Ordinary Shares.
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

Risk Factors

We attempt to identify, manage and mitigate risks to our business. However, some of these risks are not within our control, and risks and uncertainty cannot be fully eliminated or predicted. Prior to investing in our ordinary shares, you should carefully consider the following risk factors as well as other information contained in this annual report. The risk factors presented below may not necessarily be in order of importance or probability of occurrence.

Risks Related to Our Operations

A cyber or security attack or other similar incident resulting in a breach, disruption or failure in our or our supply chain's digital environment could adversely affect us. Our operations depend heavily on the continued and secure functioning of our varied digital environment software and hardware that stores, processes and transmits data within the Company and from and to us and our business partners. This digital environment is subject to breach, damage, destruction, disruption, malfunction or failure from, among other things, cyber-attacks and other unauthorized intrusions, power losses, telecommunications failures, acts of war or terror, earthquakes, fires and other natural disasters.

We are continuously subjected to attempted cyber-attacks, ranging from standard phishing mails to sophisticated campaigns, such as spear phishing targeting specific Company management. While we have experienced an increase in the number of such threats and attempted cyber-attacks over the last year, which may be related to the geopolitical environment, none of these acts was estimated to have had a material effect on the Company. Where required, relevant authorities were notified in accordance with law and the relevant procedures the Company and its subsidiaries have in place. Our computer and communications systems, databases and users face ongoing threats of malicious software (malware), social engineering, distributed denial of service (DDoS), malicious code, zero-day vulnerabilities and other security threats and system disruptions carried out by a variety of threat actors. For example, in June 2022, our monitoring and protection systems detected a cyber-incident at our U.S. subsidiary involving unauthorized access by a ransomware group to our subsidiary's network that resulted in disclosure of certain personal data and a minimal amount of non-critical business data. The incident was contained through the implementation of various measures, including the immediate shut-down of the network, which was gradually restored. Relevant authorities were notified by our subsidiary. We believe this incident did not have a material impact on the Company.

In particular, we have been and may continue to be targeted by nation states and experienced and skilled computer programmers and hackers, including those sponsored by or acting for foreign governments or terrorist organizations. Such programmers and hackers attempt to penetrate or circumvent our cyber security defenses, obtain data and damage or disrupt our digital environment in order to, among other things, misappropriate or compromise our intellectual property or other proprietary or protected information or that of our employees, customers and other business partners, prevent us from being able to use such information in our operations or demand that we pay ransom. Our suppliers are also sometimes subject to cyber-attacks, which have increased in recent years and pose a risk to those of our systems and operations that are dependent on such suppliers. In some cases, such cyber-attacks have led us to delay or halt activities with such suppliers until they have implemented appropriate remedial steps mandated by us.

Governmental and other end users and customers increasingly require us and our supply chain to meet specific computer system cyber protection and information assurance requirements and standards as a pre-condition to receive customer program-related information and enter into business contracts. We devote significant resources, in an increasing level in recent years, to configure, operate, maintain, monitor, upgrade and improve the security of our systems and databases, handle cyber-incidents and meet applicable customer requirements regarding their protection. However, despite our efforts to secure our systems and databases and meet cyber protection and information assurance requirements, due to the complex and evolving nature of the cyber security risk landscape, we and some of our suppliers have in the past and may in the future face system failures, data breaches, loss of intellectual property and interruptions in our operations, or fail to meet customer requirements, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. For information about our cybersecurity risk management, strategy and governance, see Item 16K. Cybersecurity.

We may experience production and other delays, discontinuation of supply or liability due to supply chain disruptions and failures of our suppliers to comply with our requirements or with applicable laws. The manufacturing process for some of our products largely consists of the assembly, integration and testing of purchased components. Some components are available from a small number of suppliers, and in a few cases a single source (sometimes due to limitations we impose on ourselves or that are imposed by the Israeli government, the U.S. government or others with respect to purchases from certain sources). Limited supply sources or discontinuation of supply sometimes result in added costs and manufacturing delays. In addition, in some cases components of our products become obsolete and we are required to obtain or design alternative parts, resulting in additional costs and delays. Moreover, a failure of our subcontractors to meet their design, delivery schedule, information assurance, regulatory compliance or other obligations, sometimes results in a failure to execute our plans or meet our commitments towards our customers, and in some cases we are unable to obtain full or partial recovery from our subcontractors for the liabilities that result.

Similar outcomes sometimes result from disruptions in transportation and shipping of supplies that cause us delays and increase our costs. Worldwide geopolitical conditions, such as the ongoing conflict between Russia and Ukraine and related sanctions, and the “Swords of Iron” war and increased tensions in the Middle East, have resulted in an increase in these risks. These conditions have resulted in worldwide shortages (including, for example, in electronic components and raw materials required to produce explosives) and supply chain disruption due in part to limitations on export to Israel as well as more limited transportation by air and sea to the region (exacerbated by attacks by the Houthi movement in Yemen on shipping in the Red Sea). Such restrictions have caused a material increase in recent years in the Company's costs of procurement and shipping, leading in some cases to delays and limitations in our production and development. With respect to certain materials, our dependency on single sources of supply has increased. We are working to mitigate these risks, including by increasing our inventories, however we cannot eliminate all potential impacts to our business. The foregoing disruptions could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We could be adversely affected if we are unable to recruit and retain key employees and corresponding knowledge. Success in executing our contracts and our future growth depends on key management, engineering, scientific and technological personnel and on our continuing ability to attract and retain sufficient and highly qualified personnel. In the past, we have witnessed high competition for the services of such personnel and an increase in the costs required for the recruitment and retention of qualified personnel, particularly in certain engineering areas. Since the commencement of the “Swords of Iron” war, our need for employees, particularly in the fields of production and development in Israel, has increased in light of the higher demand for our products and the call up of some of our employees to military reserve duty. We face risks related to our business operations, research and development, and losing knowledge and expertise through the loss of employees, including key employees. At our subsidiaries outside of Israel, employee loss may be related in part to increased pressure on such employees due to geopolitical considerations. Moreover, our competitors may hire, and gain access to the expertise of, our former employees. The loss of key employees and the failure to attract sufficient and highly qualified personnel, and any resulting failure to maintain and continue to operate and execute our projects and develop knowledge relevant to technological innovation, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face operation and execution risks. In recent years, the Company has experienced a considerable increase in demand for its products resulting in strong order growth. This growth may continue if local and global demand for the Company's products and solutions is sustained. To address this strong demand, Elbit has decided to invest additional resources in its manufacturing facilities, recruit additional employees and make additional adjustments such as updating working procedures and processes and information technology systems. The Company has also increased the number of its subsidiaries around the world and is in the process of establishing additional manufacturing facilities in several locations. If the Company fails to successfully manage its operations and efficiently utilize its facilities around the world, it might not realize its potential and might not achieve the desired return on investment. In addition, if the Company fails to adequately plan for or address the increased demand for its products and solutions due to, for example, insufficient levels of work force, materials or components, lacking the required facilities, infrastructure or systems and/or failure to adapt work processes, it may not be able to fulfill its existing contracts on schedule or may not be able to enter into new contracts. Our ability to execute our projects is also affected by other factors such as supply chain, export approvals, transportation and others set forth elsewhere in these risk factors. Any of these factors could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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
•we may fail to achieve strategic objectives, synergies, cost savings, financial and other benefits expected from acquisitions;
•the technologies acquired may not prove to be leading technologies in our markets, may be less mature or less relevant than anticipated, may not have adequate intellectual property rights protection or may infringe proprietary rights of others;
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
•we may fail in identifying or transferring some of the assets that are required for the operation of the acquired businesses;
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
We cannot ensure that these risks or other unforeseen factors will not offset the intended benefits of the acquisitions we make, and such risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Our operations may be negatively impacted by international health pandemics. In previous years, the Covid-19 pandemic adversely impacted the global economy, the markets in which we operate and our operations, including causing a slow-down in our commercial aviation business. The pandemic's macro-economic implications included disrupted transportation networks and global supply chains, and shortages of components, which caused us increased costs and extended lead times, and also prompted us to increase our inventories. The emergence of pandemics, as well as potential government responses such as quarantines, lockdowns, limitations on holding large-scale events and travel restrictions, could create business disruptions for us and our customers, supply chain and other business partners, potentially resulting in cessation, reduction or delay of business and an increase in our costs, and may also impact government priorities and budgets and the demand for our products. These could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may be affected by failures of our prime contractors. We often act as a subcontractor, and a failure of a prime contractor to meet its obligations may affect our ability to receive payments under our subcontract.

Undetected problems in our products or manufacturing processes and misuse of our products could impair our financial results and give rise to potential product liability, breach of contract or other claims. We offer a wide portfolio of products and solutions, which is routinely being updated and adjusted. From time to time, we encounter unintentional defects or malfunctions in our products and solutions, or deficiencies in the manufacturing processes of such products and solutions. In addition, we often rely on subcontractors to design and manufacture some components that are embedded in our systems. In the event of defects in the design, production or testing of our or our subcontractors’ products and systems, including our products and solutions sold for safety purposes in the homeland security and commercial aviation areas, or if the cyber protection measures included in our products and solutions do not operate as intended, we could face substantial repair, replacement, or service costs, delays, potential liability and damage to our reputation. Similar issues could arise if we fail to timely implement and maintain adequate manufacturing processes or if a defective part affects our development, production and operation infrastructures. In addition, we must comply with regulations and practices to prevent the use of parts and components that are considered as counterfeit or that violate third-party intellectual property rights. Our efforts to implement appropriate design, manufacturing and testing processes for our products or systems may not be sufficient to prevent such occurrences. We could also be subject to claims if our products are intentionally or unintentionally misused. We may not be able to obtain product liability or other insurance to fully cover such risks in a cost-effective manner, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner. We are party to collective bargaining agreements that cover a substantial number of our employees, which could increase, for example, as a result of future acquisitions. We have faced and may in the future face attempts to unionize additional parts of our organization. Disputes with trade unions or other labor relations difficulties, as well as failure to timely amend or extend collective bargaining agreements, could lead to labor disputes, slow downs, strikes and other measures, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. For further information, see Item 6. Directors, Senior Management and Employees – Employees – Collective Bargaining Agreements.

Our business could be adversely affected by climate change, Environmental, Social and Governance (ESG) regulatory requirements and market responses thereto. Global climate change could increase the risks of natural disasters and hazards, such as earthquakes, flooding, fires, rising temperatures and sea levels. The impacts of such events could affect our operations and facilities, as well as those of our suppliers and customers, and increase the costs of our operations. Current or future insurance arrangements may not provide protection for costs that may arise from such events, particularly if such events are catastrophic in nature. Climate change could also require us to adapt our products to withstand extreme weather conditions or reduce the environmental footprint of our activities. In addition, increased focus on climate change in recent years has led to emerging regulation and new policy requirements by various authorities around the world, including with respect to greenhouse gas emissions. New and evolving laws and regulations, such as the European Commission's Corporate Sustainability Reporting Directive (CSRD) and other climate-related regulations, mandate, and could mandate in the future, different or more restrictive environmental standards and disclosure obligations than those that were previously in effect, and could require us to change our methods of operation and make additional capital investments, or could result in legal and regulatory proceedings against us. We regularly evaluate the impact of this changing area of law on our Company and its operations. See also “Risks Related to Legal and Regulatory Requirements – Our operations may expose us to liabilities under various environmental protection, health and safety laws and regulations” below. Climate change, as well as ESG in general, has also become the focus of investors, advisory service providers, financial institutions, some of our business partners and customers and other market participants, and such groups and constituents increasingly evaluate our ESG practices and disclosures before making investments and other business decisions. The effects and costs of climate change, or any failure to meet related regulatory requirements and evolving stakeholder expectations regarding ESG, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Risks Related to Our Markets and Industry

Our future success in a competitive industry depends on our ability to develop new offerings and technologies quickly at cost-effective prices. The markets we serve are highly competitive and characterized by rapid changes in technologies and evolving industry standards. In addition, some of our systems and products are installed on platforms that may have a limited life or become obsolete. Unless we develop new offerings or enhance our existing offerings, we may be susceptible to loss of market share resulting from the introduction of new or enhanced offerings by our competitors. We compete with many large and mid-tier defense, homeland security and commercial aviation contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are larger and have greater resources than us, and therefore may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs. Accordingly, our future success will require that we:

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

•maintain a global presence, working through subsidiaries around the world; and
•structure our business efficiently through joint ventures, teaming agreements and other forms of alliance.

We need to continually invest significant human capital and financial resources to pursue these goals, and there can be no assurance that adequate resources will continue to be available to us or be prioritized for these purposes. We may experience difficulties that delay or prevent our development, introduction and marketing of new or enhanced offerings, and such new or enhanced offerings may not achieve adequate market acceptance. Moreover, new technologies, including disruptive technologies and technologies originating from civilian applications, or changes in industry standards and regulations or customer requirements, could render our offerings obsolete or unmarketable. For example, companies active in the deep-tech and more specifically - defense-tech, field, which is usually characterized by rapid innovation in areas such as artificial intelligence (AI), autonomous systems and quantum computing, often have access to substantial resources from financial and non-defense investment sources and operate under less stringent legal requirements compared to traditional defense companies. These factors may provide such companies with a competitive edge in terms of agility and innovation and may allow them to more rapidly develop disruptive technologies with the potential to reshape the traditional defense market.

Any new offerings and technologies are likely to involve costs and risks relating to design changes, the need for additional capital and new production tools, satisfaction of customer specifications, adherence to delivery schedules, specific contract requirements, supplier performance, customer performance and our ability to predict program costs. New products sometimes lack sufficient demand or experience technological problems or production delays. Our customers frequently require demonstrations of working prototypes prior to awarding contracts for new programs or require short delivery schedules which sometimes causes us to purchase long-lead items or materials and commence work in advance of the contract award, without any certainty of receiving the award. Moreover, due to the design complexity of our products, we sometimes experience delays in developing and introducing new products. Such delays sometimes result in increased costs and development efforts, deflect resources from other projects or increase the risk that our competitors may develop competing technologies that gain market acceptance in advance of our products. If we fail in our new product development efforts, or our products or services fail to achieve market acceptance more rapidly than the products or services of our competitors, our ability to obtain new contracts could be negatively impacted. Any of the foregoing costs and risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the U.S. Department of Defense (DoD) and other military or governmental authorities of various countries, pursuant to contracts awarded to us under defense and homeland security-related programs. The funding of these programs could be reduced or eliminated due to numerous factors, including geopolitical events and macro-economic conditions, as well as changes in policies or priorities of a specific government or security pacts between several governments. As a result, our current orders from such governmental customers may be subject to modifications and terminations, and our future orders may be reduced, due to factors over which we have no or little control. In some cases, such developments, as well as other changes relating to specific markets or customers, could lead to our exit from certain business operations, which could also result in asset impairment. For further information see below Item 5. Operating and Financial Review and Prospects – Summary of Operating Results – 2024 Compared to 2023 – Cost of Revenues and Gross Profit. Following the outbreak of the “Swords of Iron” war, we have in some cases experienced a reluctance from certain countries to purchase from Israeli companies, while in other cases we've experienced an increase in global demand for our products. A reduction or elimination of government spending under current contracts with us, changes in future government spending priorities and a discontinuation of certain of our business operations could cause a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face risks in our international operations. We derive a significant portion of our revenues from international sales. Entry into new markets as well as changes in international, political, economic or geographic conditions could cause significant reductions in our revenues. In addition to the other risks from international operations set forth elsewhere in these risk factors, some of the risks of doing business internationally include a potential deterioration in geopolitical or trade relations between countries, international trade sanctions, imposition of tariffs and other trade barriers and restrictions. Imposition of import restrictions or tariffs by any government could lead to retaliatory actions by other countries, which could have broad effects in many industries and economies internationally. Broad-based international trade conflicts, as well as conflicts involving the State of Israel, such as the “Swords of Iron” war and related geopolitical changes, could have negative consequences on the demand for our products and services outside Israel as well as on exports from other countries to Israel, including by our suppliers (see “Conditions in Israel and the Middle East may affect our operations” below). Some of our global subsidiaries and their employees and business partners are also subject from time to time to protests, vandalism and forceful attacks that are aimed against Israel, Elbit and/or Israeli defense contractors in general, and which sometimes create risks to our people, disrupt our operations and increase our costs.

Other risks of doing business internationally include political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships among countries, and the increasing instances of terrorism worldwide and armed conflicts, some of which may be affected by Israel’s overall political situation (see “Risks Related to Our Israeli Operations and Environment” below). Trade restrictions applied by the Israeli government on certain countries sometimes limit our sales to other governments that do not impose the same restrictions. In addition, sanctions by the Israeli government, the U.S. government or by other governments or international organizations that apply with respect to our counterparties to certain contracts, may make it difficult or impossible to complete these or other related contracts. Although we generally do not conduct business in Russia and Ukraine, a continuation or escalation of this conflict could continue to affect additional regions and increase the volatility of global economic conditions. We are unable to predict the full impact of either the conflict between Russia and Ukraine or of the “Swords of Iron” war on the economy generally or on our business and operations. Any of the foregoing risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face increasing requirements for industrial participation and localization by many of our customers. In recent years, there has been a growing trend in numerous countries to encourage work with local industries, including through various incentives and budgetary allocations. Examples include a preference for purchasing from domestic suppliers and requirements for local development or cooperation with local entities, including regarding transfer of technologies and production lines. Adhering to these requirements often involves complex operational issues and investments in facilities and subsidiaries in the local country. In addition, a number of our international programs require us to meet “Industrial Participation” or offset obligations, which have increased in recent years and involve additional costs. See Item 5. Operating and Financial Review and Prospects – Off-Balance Sheet Transactions. If we fail to successfully collaborate with our business partners to meet requirements for local development or cooperation with local entities, or to meet our Industrial Participation or offset obligations, we could be subject to contractual penalties, termination or inclusion on “black lists”, making it difficult or impossible to do business in such countries in the future. This could, in turn, have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We are likely to compete with certain potential customers. As the number of companies in the traditional defense industry has decreased in recent years due to industry consolidation, the market share of some prime contractors has increased. Some of these companies are vertically integrated with in-house capabilities similar to ours in certain areas. Thus, at times we seek business from certain of these prime contractors, while at other times we compete with some of them. Decisions by these major contractors to consolidate business or our failure to maintain good business relations with such contractors could negatively impact our business.

Certain of our contracts may be terminated by our customers. Our contracts with customers may be terminated, amended or delayed by our customers for various reasons, including for their convenience. Such terminations, amendments or delays experienced by the Company from time to time may be due to factors over which we have little or no control (see also “Our revenues depend on a continued level of government business” above). In some cases, termination eliminates our right to payment under the contract and could also cause additional expenses, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. For further information see below Item 5. Operating and Financial Review and Prospects – Summary of Operating Results – 2024 Compared to 2023 – General and Administration (G&A) Expenses.

We are subject to risks associated with AI technologies. We currently incorporate AI capabilities and have started implementing generative AI capabilities into some of our products and solutions and in some of our development processes and business operations, and we expect to do so more in the future. The rapid pace and complexity of AI development may require the investment of significant resources for us to remain competitive, and such investments may not produce successful outcomes or the returns that we expect. In addition, our competitors may incorporate AI into their development tools or products more quickly or more successfully than us, which could impair our ability to compete effectively (see also “Our future success in a competitive industry depends on our ability to develop new offerings and technologies quickly at cost-effective prices” above). It is possible that AI will become a disruptive technology, causing a radical change in our industry. If we are unable to adapt to such change, we may fall behind our competitors. AI is a developing technology, with a developing legal framework. Current and future AI-related regulations may impose certain obligations on us, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. Furthermore, our use of AI may expose us to additional liability as well as increased cybersecurity risks, risks related to intellectual property ownership, intellectual property infringement and risks relating to loss of confidential information (see also “Our business depends on proprietary technology that may be infringed or disclosed without our authorization; our products may infringe third party rights” below), as well as technological, operational, reputational, legal, regulatory and other risks, particularly if the AI we adopt, or data it is based on, produces errors, infringes upon existing technology or otherwise does not function as intended. All of these risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Financial-Related Risks

We face currency exchange risks. We generate a substantial amount of our revenues in currencies other than the U.S. dollar (our financial reporting currency), mainly New Israeli Shekels (NIS), Great Britain Pounds (GBP) and the Euro, and we incur a substantial amount of our expenses (primarily human resources, operational and supply chain expenses) in currencies other than the U.S. dollar, mainly NIS. Accordingly, in case of an appreciation of the NIS compared to the U.S. dollar, a significant portion of our costs will likely increase, as has previously happened. We also face the risk of incurring additional costs in case of a depreciation of the Euro compared to the U.S. dollar, if we are awarded Euro denominated contracts based on price proposals that were provided when the Euro value was higher compared to the U.S. dollar. To the extent we derive our revenues or incur our expenses in currencies other than the U.S. dollar, we are subject to exchange rate fluctuations between the U.S. dollar and such other currencies. For example, we are sometimes negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Certain currency derivatives we use to hedge against exchange rate fluctuations may not fully protect against sharp exchange rate fluctuations, and in some cases we are not able to adequately and cost-effectively hedge against all exchange rate fluctuations. See Item 11. Quantitative and Qualitative Disclosures About Market Risk – Exchange Rate Risk Management. In addition, our international operations expose us to the risks of price controls, restrictions on the conversion or repatriation of currencies, or even devaluations or hyperinflation in the case of currencies issued by countries with unstable economies. All of these currency-related risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. See below “Risks Related to Our Israeli Operations and Environment – We may be affected by changes in Israel’s economy” and Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates.

We may be adversely affected by increased levels of inflation and interest rates. Disruptions and volatility in the global economy and financial markets in recent years have put upward pressure on prices, causing widespread inflation from 2021 onwards. In response to the rising inflation, central banks in the markets in which we operate, including the Bank of Israel and the United States Federal Reserve, raised interest rates and tightened their monetary policies. Despite moderate reductions since 2023, the levels of inflation and interest rates remain elevated compared to historical levels. As a result, the Company's borrowing costs, as well as costs of supplies and of employee wages, mostly in cases of CPI linked employment agreements, significantly increased over the past few years. Even if the moderation continues, the decrease in inflation and interest rates may not be maintained and could even be reversed, causing the Company additional considerable costs, as described above. High interest rates could also cause an additional significant increase in our borrowing costs on existing debt subject to variable interest rates and on new debt that we may issue, while also affecting the fair value of our investments and further exposing us to currency exchange risks. See also “We face currency exchange risks” above and “We face risks relating to financing for our operations and issuing guarantees” below. A global environment of high levels of inflation and interest rates and concurrent increased costs may also continue to impact our customers’ purchasing power, budgets, priorities and our industry overall. Interest rate increases or other government actions taken to reduce inflation could also slow business and government borrowing and spending, thereby placing economic markets at risk of recession, which could also affect the performance of our business partners under our joint projects. All of these risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

We have risks relating to pre-contract costs. We sometimes participate in “risk-sharing” contracts or incur pre-contract costs relating to specific anticipated contracts or delivery orders, in which our non-recurring costs or other costs that are pre-contract are only recoverable if the contract or order is actually awarded or if there is a sufficient level of sales for the applicable product, which typically is not guaranteed. In some cases, the anticipated contract is not awarded to us or sales do not occur at the level anticipated, and as a result, we are not able to recover our non-recurring or pre-contract costs. Such pre-contract costs could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face fluctuations in revenues and profit margins. Our revenues may fluctuate between periods due to changes in pricing, sales volume or project mix. Moreover, because certain of our project revenues are recognized upon achievement of performance milestones, such as units-of-delivery/point-in-time revenue recognition, we sometimes experience fluctuations in year-to-year and quarter-to-quarter financial results, which may be significant. Similarly, our profit margin may vary significantly during the course of a project as a result of changes in estimated project gross profits that are recorded in results of operations on a cumulative catch-up basis pursuant to the percentage-of-completion accounting method. This method relies on judgments and estimates that are complex and subject to a number of variables (such as the complexity of the required work, length of performance, labor productivity, availability of materials, execution by our suppliers and payments by our customers). See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition and Item 18. Financial Statements – Note 2S. As a result, our financial results for prior periods may not provide a reliable indicator of our future results. In addition, because of the significance of management’s judgments and estimation processes mentioned above, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect our future results of operations and financial condition.

Our backlog of projects under contract is subject to unexpected adjustments, delays in payments and cancellations. Our backlog includes revenue we expect to record in the future from signed contracts and certain other commitments. Many projects may remain in our backlog for an extended period of time due to the size or long-term nature of the contracts. In addition, from time to time, for reasons beyond our control (including economic conditions, exchange rate fluctuations or customer needs), projects are delayed, scaled back, stopped or cancelled, or customers delay making payments, which in some cases adversely affect the revenue, profit and cash flow that we ultimately receive from contracts reflected in our backlog.

We have risks related to our debt obligations. In connection with our bank credits and loans, our notes listed on the Tel-Aviv Stock Exchange and the commercial paper we issued in Israel, we are subject to certain restrictions and/or are obligated to meet certain covenants. These restrictions affect, and may limit or eliminate, our ability to adequately plan for or react to market conditions, meet capital needs or otherwise carry out our activities or business plans. Our ability to comply with the terms of our financing arrangements can be affected by events beyond our control, including prevailing economic, financial market and industry conditions, and we cannot assure that we will be able to comply with such arrangements. These terms could limit our ability to take advantage of financing, mergers and acquisitions or other opportunities. A breach of any restrictive covenants in our financing agreements, as well as our failure to repay our debts or maintain our rating (including for reasons beyond our control), could result in an event of default under those agreements, which could in turn lead to acceleration of the debts, cross-defaults and other penalties. For additional information on our debt see Item 5. Operating and Financial Review and Prospects – Financial Resources; Israeli Series B, C and D Notes and – Israeli Commercial Paper.

We have risks related to the inherent limitations of internal control systems. We are subject to a range of requirements relating to internal control over financial reporting. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud, which we may not detect. A control system, which is increasingly based on computerized processes, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. In addition, the benefit of each control must be considered relative to its cost, and the design of a control system must reflect such reasonable resource constraints. Implementation of changes or updates to our control systems, including implementation of our enterprise resource planning (ERP) system at additional sites worldwide, sometimes encounter unexpected difficulties and delays. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts, by collusion of two or more persons or by management overriding such controls. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with applicable policies or procedures may deteriorate. See Item 15. Controls and Procedures. Failure to maintain effective internal controls, and any investigations or sanctions by regulatory authorities, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face risks relating to financing for our operations and issuing guarantees. From time to time, some of our major projects require us to arrange or provide guarantees in connection with a customer’s financing of a specific project. These include commitments by us as well as guarantees provided by financial institutions or insurance companies relating to payments received from customers. In addition, many of our projects require us to issue advance, performance and/or product guarantees which may be drawn down by our customers. Customers typically have the right to draw down against advance payment guarantees in the event of a default claim under the applicable contract. In addition, some customers require that contract payment periods be extended for a number of years, sometimes beyond the period of contract performance. We may face difficulties in issuing guarantees or providing financing for our programs, and from time to time our customers encounter impaired ability to continue to comply with extended payment terms. Moreover, our balance sheet could reflect increased leverage if we were required to provide significant financing for our programs. See Item 4. Information on the Company – Financing Terms.

In some of our projects, we are exposed to the credit risks of our customers (see Item 4. Information on the Company – Financing Terms). We sometimes seek to protect all or part of our financial exposure by various means such as insurance; however, such measures may not always be available in a cost-effective manner, may not fully cover our risks and may not be maintained through the entire program term. In addition, we sometimes assist our customers with obtaining financing from third parties. We normally receive insurance for such financing, but when insurance does not cover our full exposure, a customer's failure to pay us may result in a write-off and additional costs to the Company. During and following periods of inflation, such as since 2021, we enter into loan commitments with higher interest rates than comparable loan commitments in the past (see above – “We may be adversely affected by increased levels of inflation and interest rates”). Our borrowings under variable interest rate instruments expose us to interest rate risk. As interest rates increase, our debt service obligations on our variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Difficulties in obtaining financing at attractive rates could impact our ability to adequately meet our business needs or execute our growth strategy. Any of the foregoing risks could have a material adverse affect on our business, reputation, financial condition, results of operations and cash flow.

Our effective tax rate may be subject to fluctuations. Our worldwide effective tax rate could fluctuate as a result of several factors, many of which are outside of our control, including: (i) changes in the mix of revenues and income we derive from the jurisdictions where we operate that have different statutory tax rates; (ii) amendments to tax laws and regulations and changes in interpretations in the jurisdictions where we operate; and (iii) tax assessments, including any related tax interest or penalties, which could significantly affect our income tax expense for the period in which the assessments take place. In addition, our tax returns are periodically audited or subject to review by tax authorities in the various jurisdictions in which we operate around the world. Moreover, the Organization for Economic Cooperation and Development (OECD) sponsors the base erosion and profit shifting (BEPS) project, which encourages the adoption of certain policies to combat tax avoidance by multinational enterprises. Increases in our effective tax rates from the above factors could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Changes to tax laws or classifications in any of the jurisdictions in which we operate could materially affect us and our shareholders. Tax laws, including tax rates, in the jurisdictions in which we operate are often unsettled and may be subject to significant changes. For example, the U.S. tax reform enacted in 2022 (informally titled the Inflation Reduction Act) introduced a number of significant changes to the U.S. federal income tax rules. The OECD’s BEPS project has resulted in wide-ranging and continuous changes in the principles of international taxation and the tax laws in individual countries, including the Global Minimum Tax rules (GLOBE) introduced in 2021 (referred to as “Pillar 2”). Pillar 2 rules contemplate changes to numerous international tax principles and national tax incentives and enforce other arrangements such as a minimum effective tax liability of 15%, under certain conditions. Governments have been translating the Pillar 2 rules into specific national tax laws, as previously done with respect to BEPS, and Pillar 2 is effective as of financial year 2024, in certain countries not including Israel. These changes, when adopted by individual countries, could adversely affect our financial position, including our provision for income taxes. At this stage we are analyzing the potential impact of the new rules on our financial results.

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

In addition, changes to tax laws, their interpretation or our classification under them can result in adverse consequences to our shareholders. For example, in case Elbit Systems is treated as a Passive Foreign Investment Company (a PFIC), during any taxable year during which a U.S. Shareholder (as defined in Item 10. Additional Information – Taxation – United States Federal Income Tax Considerations) holds our ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. Shareholder. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were treated as a PFIC with respect to our 2024 or 2023 taxable year and do not expect to be a PFIC for our current taxable year or in the reasonably foreseeable future. However, whether we are a PFIC is a factual determination that must be made at the close of each year and is based on factors that may be outside of our control, including, among other things, the valuation of our ordinary shares and assets, which will likely change from time to time. See Item 10. Additional Information – Taxation – United States Federal Income Tax Considerations.

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

Our business involves risks that may not be adequately covered by insurance. Our business involves the development and production of products and systems for customers around the world. These products and systems can involve new technologies that are not yet fully tested. In addition, in some cases our insurance policies contain exclusions from coverage such as war and terror, natural catastrophes and cybersecurity incidents. We may not be able to obtain product liability or other insurance to fully cover our risks in a cost-effective manner, and the monetary amount of our insurance coverage may not fully cover the liabilities we may incur from our activities, which could be substantial and could harm our business, reputation, financial condition, results of operations and cash flow. In addition, conditions in the global insurance market may make it more costly to obtain adequate insurance coverage in areas such as directors and officers (D&O) liability insurance.

Risks Related to Legal and Regulatory Requirements

We are subject to government procurement and anti-bribery and corruption rules and regulations. We are required to comply with government contracting rules and regulations relating to, among other things, cost accounting, sales of various types of munitions, anti-bribery and procurement integrity, which increase our performance and compliance costs. See Item 4. Information on the Company – Governmental Regulation. Our supply chain is also required to comply with many of these regulations. We engage in certain markets considered to have high bribery and corruption risks. In recent years, investigations by government agencies have become more frequent or remained at high levels in a number of countries, including Israel and the U.S. Failure to remain up to date with applicable regulatory changes around the world or to fully comply with these rules and regulations (as well as applicable sanction requirements, such as those relating to Russia), whether directly or indirectly, could result in the modification, termination or reduction of the value of our contracts, additional costs, the assessment of penalties and fines against us, our suspension or debarment from government contracting or subcontracting for a period of time or criminal sanctions against us or our office holders, employees, supply chain or customers. In addition, our employees may be subject to bribery attempts by third parties, in order to obtain business with the Company or receive other benefits. Any of the aforementioned risks, were they to materialize, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We depend on governmental approvals for international sales, procurement and acquisitions. Our international sales, as well as our international procurement of skilled human resources, technology, software and hardware, depend largely on export authorizations and other approvals from the governments of Israel, the U.S. and other countries. See Item 4. Information on the Company – Governmental Regulation. From time to time, we are unable to obtain certain approvals and approvals granted to us may expire or be revoked. Since the outbreak of the “Swords of Iron” war, we have experienced increased delays and stringency in the provision of approvals to export to Israel by certain foreign governments, which in some cases led to delays in receiving materials and components, causing supply chain disruptions. In addition, in some cases there are inadvertent failures under existing approvals. If we, our customers or our suppliers fail to obtain or comply with certain approvals, or if certain approvals previously obtained are revoked or expire and are not renewed for any reason, including due to changes in political conditions, increasing stringency of international export control requirements to Israel or to countries we operate in (such as the recently announced controls on the export of U.S. developed computer chips that power AI technologies), or imposition of sanctions, our ability to sell our products and services to overseas customers and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

In addition, in the context of mergers and acquisitions, most countries require local government approval for acquisitions of domestic defense and homeland security-related businesses, which may be denied, or subject to unfavorable conditions or to conditions that could increase ongoing expenses, if the local government determines that the acquisition is not in its national interest. Such regulations are becoming more stringent in a number of countries, including the U.S. We may also be unable to obtain antitrust approvals for certain acquisitions as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

Our operations may expose us to liabilities under various environmental protection, health and safety laws and regulations. Our operations are subject to environmental protection, health and safety requirements. Recent years have been characterized by a substantial increase in the stringency and enforcement of legal provisions and regulatory requirements in these areas and in the cost of compliance with such regulatory changes. Changes in laws and regulations around the world may limit or otherwise affect the use of our products or impact our manufacturing processes and necessitate that we dedicate additional resources to comply with environmental protection, health, safety or other requirements. These include, among other things, regulations regarding the storage and handling of hazardous materials, including munitions, used in our operations, as well as standards related to greenhouse gas emissions. See Item 4 – Information on the Company – Governmental Regulation – Environmental, Health and Safety Regulations and “Risks Related to Our Operations – Our business could be adversely affected by climate change, Environmental, Social and Governance (ESG) regulatory requirements and market responses thereto” above.

Some of our operations involve inherent risks of physical injury, such as manufacturing and testing of our systems and platforms, as well as handling of hazardous materials, including munitions and explosives. Despite implementing safety measures, we sometimes face accidents, resulting in physical injuries and damage to equipment, facilities and the environment. In order to meet increased demand for our products since the beginning of the “Swords of Iron” war, we have enhanced the production rate at some of our facilities, including by adding additional shifts. Increased volume of operation may enhance the risk that accidents will occur. We are also sometimes required or otherwise choose to implement remediation measures to comply with environmental protection and health and safety requirements. Furthermore, some of our business licenses are for fixed periods and must be renewed from time to time. Renewal of such permits is not certain and is sometimes made contingent on additional conditions and costs. In connection with some of our operations, we are subject to certain procedures and orders under environmental, health and safety laws and regulations. In case of violation or liability under such laws and regulations, including with respect to any contamination or our storage, manufacture, testing or handling of munitions and explosives, as a result of our inability to obtain permits, or due to human error, accident, equipment failure or other causes, we could be subject to fines, costs, civil or criminal sanctions, face property damage or personal injury claims or be required to incur substantial investigation or remediation costs. These factors could cause disruptions in our operations and have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Our business depends on proprietary technology that may be infringed or disclosed without our authorization; our products may infringe third party rights. Many of our systems and products depend on our proprietary technology for their success. Like other technology-oriented companies, we rely on a combination of IP, some of which is not formally protected. Our formally protected IP includes patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure agreements, confidentiality provisions in sales, procurement, employment and other agreements and technical measures to establish and protect proprietary rights in our products. Our ability to successfully protect our IP may be limited because:

•IP laws in certain jurisdictions may be relatively ineffective;

•detecting infringements and enforcing proprietary rights may be difficult due to unavailability of details of competitors' technology and may divert management’s attention and company resources;

•contractual measures such as non-disclosure agreements and confidentiality provisions may afford only limited protection;

•our employees may input our confidential information, including material non-public information, trade secrets or personal identifiable information, into AI applications, resulting in such information becoming accessible by third parties, including our competitors or in a loss of trade secret status of such information;

•our ownership rights over inventions or works of authorship developed using AI technology may be limited, given the position of courts and intellectual property offices in the U.S. and in some other jurisdictions that require sufficient human involvement in such developments;

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

We are subject to laws and contractual obligations regarding data protection. Certain information we receive and maintain regarding our employees and third parties is subject to various local and national laws regarding privacy and data protection. Many of these laws are rapidly evolving and increasingly rigorous (See below – Item 4. Information on the Company – Governmental Regulation – Cybersecurity and Data Privacy Regulations). In addition, we are frequently subject to contractual obligations requiring us to protect the confidential information of customers. A failure or perceived failure by us to comply with laws, industry standards or contractual obligations regarding the protection of data, and any inadvertent disclosure of such data, including through our use of AI, could subject us to enforcement actions and other litigation by customers and governmental authorities, fines, damages and negative publicity, or may give rise to specific obligations, including required notices, consents and opt-outs, under various data privacy, protection and cybersecurity laws and regulations in a number of jurisdictions. These could, in turn, have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. See also “We are subject to risks associated with AI technologies” above.

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

Other general factors and market conditions that could affect our stock price include but are not limited to changes in: (i) the market’s perception of our business; (ii) the businesses, earnings estimates or market perceptions of our competitors or customers; (iii) the outlook for the defense, homeland security and commercial aviation industries; (iv) general market, economic (including reductions in Israel's credit rating) or health (including pandemics) conditions unrelated to our performance; (v) the legislative or regulatory environment; (vi) government defense spending or appropriations; (vii) military or defense activities and conflicts locally and worldwide; (viii) the level of national or international hostilities; and (ix) the general geopolitical environment (including the perceived value of investing in an Israeli defense company). A significant increase in our share price can also increase our payment obligations under our stock price-linked employee compensation plans.

We have a major shareholder with significant influence over certain matters requiring shareholder approval. As of March 6, 2025, Federmann Enterprises Ltd. (FEL) owns approximately 43.90% of our ordinary shares, directly and indirectly. Therefore, subject to shareholder approval special majority requirements under the Israeli Companies Law - 1999, as amended (the Companies Law) and our articles of association, FEL may have significant influence over the outcome of matters requiring shareholder approval, including the election of directors. Michael Federmann, who serves as a member of our board of directors, is (through entities under his control) the controlling shareholder of FEL, and he is also the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of our ordinary shares owned by FEL. See Item 6. Directors, Senior Management and Employees – Board Practices – Appointment of Directors and – External Directors, Item 7. Major Shareholders and Related Party Transactions – Major Shareholders, Item 10. Additional Information – Approval of Certain Transactions and the Description of Securities filed as Exhibit 2.1 to this annual report (the Description of Securities), under Provisions Relating to Major Shareholders.

Risks Related to Our Israeli Operations and Environment

Conditions in Israel and the Middle East may affect our operations. Political, economic and military conditions in Israel and the Middle East directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and some of its Arab neighbors. Although the 2020-2021 Abraham Accords have enhanced Israel's relations with certain countries in the Middle East, an ongoing state of hostility, varying in degree and intensity, has caused security and economic problems for Israel, and for Israeli businesses and employees. Regime and significant political changes in the Middle East, as recently occurred in Syria and Lebanon, could also have an effect on such state of hostility. Political, economic and military conditions in Israel and the Middle East could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of brutal attacks on civilian and military targets. Hamas and soon thereafter Hezbollah, operating from Lebanon, launched extensive rocket attacks on the Israeli population and industrial centers, including areas in which some of the Company's facilities and employees were located. Following the October 7 attacks, the State of Israel declared a state of war, which it called “Swords of Iron”, commencing a military campaign in Gaza and, at a later stage, in Lebanon. Israel was also subject to missile and drone attacks by Iran and other terrorist organizations on different fronts, including the Houthi movement in Yemen and rebel militia groups in Syria. These attacks prompted military responses by Israel. In addition, the Houthi movement launched attacks on shipping in the Red Sea, resulting in widespread rerouting of cargo ships and some shipping companies ceasing shipments to Israel. The current situation is complex, with a temporary ceasefire agreed to between Israel and Lebanon at the end of November 2024 and a separate temporary ceasefire declared with Hamas in January 2025. As of March 17, 2025, the results of both ceasefires remain uncertain. See Item 4. Information on the Company – Conditions in Israel – “Swords of Iron” war.

The “Swords of Iron” war has had significant economic, military and social consequences to Israel. Any major hostilities involving Israel, regional political instability, or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our business, financial condition, and results of operations. While Elbit has experienced a material increase in orders from the IMOD since the start of the war, at the same time the war has caused supply chain and operational constraints, including amongst others, due to the temporary evacuation of employees working at facilities subject to missile attack, significant employee call up for reserve duty (also see below – “Many of our employees and some of our officers are obligated to perform military reserve duty in Israel”), increase in transportation costs and delays related to the Houthi movement attacks on shipping in the Red Sea, material and component shortages (see also above – “We may experience production and other delays, discontinuation of supply or liability due to supply chain disruptions and failures of our suppliers to comply with our requirements or with applicable laws”), limitations imposed by some countries on exports to Israel and attacks on some of our global facilities by anti-Israeli organizations (also see above – “We face risks in our international operations”).

As a result of the war, we relocated certain production lines from facilities in evacuated areas to alternative facilities, recruited additional employees, increased monitoring of global supply chains to identify delays, shortages and bottlenecks, rescheduled deliveries to certain customers as necessary and increased inventories. As of March 6, 2025, most relocated production lines have returned to their original locations, most employees that were evacuated from facilities subject to attacks have returned to their original locations and the percentage of employees called up for reserve duty has decreased compared to prior periods, although the percentage remains above historical levels.

If a ceasefire cannot be obtained or sustained or the war is prolonged or escalates further, for example by expanding to additional fronts or becoming a broader regional conflict, the negative effects on our business may increase. The war may also have adverse effects on our business activities with third parties and our ability to meet our obligations to our customers. It may also result in physical damage to our facilities. The full extent of the effects of the war on the Company's performance will depend on future developments that are difficult to predict at this time and the risks related to the war could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. See also Item 4. Information on the Company – Conditions in Israel – “Swords of Iron” war.

Many of our employees and some of our officers are obligated to perform military reserve duty in Israel. Generally, Israeli citizens and permanent residents are obligated to perform ongoing military reserve duty up to a specified age. Reserve soldiers may also be called to active military duty at any time under emergency circumstances, for extended periods. During the “Swords of Iron” war, a considerable number of our employees were called for reserves duty. As of December 31, 2024, approximately 5% of our work force in Israel had been called up, and as of March 6, 2025 the percentage was reduced to approximately 4%. The percentage could fluctuate depending on future developments. As of March 6, 2025, in accordance with current Israeli law, employees on reserve duty continue to be fully paid by the Company, while the National Insurance Institute refunds the Company for their salaries, up to a certain statutory ceiling (which is sometimes lower than the salaries we pay to such employees) and, in some cases, partially indemnifies the Company for additional employment costs. As a result, the Company has incurred, and will likely continue to incur, costs in respect of its employees who are called to reserve duty for which it is not fully indemnified by the government. For further details see below Item 4. Information on the Company – Conditions in Israel – National Insurance Institute. Although the Company has recruited additional employees to limit the effect of reserve call-ups on its business operations, the absence of our employees, as well as those of certain of our suppliers, for extended periods could cause delays in our programs and operations, and this, as well as the costs incurred by the Company, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms, other firms doing business with Israel and Israeli-owned companies operating in other countries. These actions have increased since the commencement of the “Swords of Iron” war. In addition, certain foreign government defense export policies towards Israel have become more stringent since the beginning of the war, making it more difficult for us in some cases to obtain the export authorizations necessary for our activities. See above “Risks Related to Our Markets and Industry”. In some cases Israeli firms such as the Company are prevented from participating in international trade shows. Restrictive laws, policies or practices directed towards Israel or Israeli businesses or a decision to reduce trade with Israeli businesses could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Reduction in Israeli government spending or changes in priorities for defense products may adversely affect our earnings. While Elbit has experienced a material increase in orders from the IMOD since the start of the “Swords of Iron” war, the Israeli government may reduce its expenditures for defense items or change its defense or other priorities in the coming years. In addition, the Israeli defense budget may be adversely affected if there is a reduction in U.S. foreign military assistance. See above “Risks Related to Our Markets and Industry”. Any of the foregoing circumstances could have a material adverse effect on our business, reputation, financial condition, results of operation and cash flow.

We may be adversely affected as a result of extended periods without a stable coalition government and delays in adopting Israel's defense budget. Between 2019 and 2023, Israel has undergone five elections, with the most recent election held in November 2022. This has led to frequent changes in the composition of the government and delays in adopting budgets. This also has negatively impacted the ability of the IMOD to adopt a new budget, enter into new programs and make timely payments to its suppliers. Should such extended periods of instability or delays in adopting budgets reoccur, it could negatively affect our operations in Israel and have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may be affected by changes in Israel’s economy. From time to time Israel’s economy may experience inflation or deflation, the effect of fluctuations in world commodity prices, the impact of military conflicts, civil and political unrest, budgetary constraints and other macro-economic changes. For example, it is widely believed that the ongoing “Swords of Iron” war has had and is anticipated to continue to have adverse effects on the Israeli economy. In October 2024, S&P Global downgraded Israel's long-term credit rating from A+ to A with a negative outlook, reflecting heightened security risk. This and reductions by other international rating agencies such as Moody's and Fitch Ratings could disrupt the business environment and make investors hesitant to invest or transact business in Israel, as well as make it more difficult and expensive for us to raise capital and negatively influence the market price of our ordinary shares. See above “Other Risks Related to Our Ordinary Shares”. Israel's economy may also be affected by occurrences experienced and fiscal policies employed by other international economies, such as those in the U.S. and Europe. For these and other reasons, in the past the government of Israel has intervened in the economy, employing various fiscal and monetary policies, import duties, foreign currency restrictions, controls of wages, prices and foreign currency exchange rates and regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these areas. In the beginning of 2023, the Israeli government began a process to implement changes in the Israeli judicial system. Various financial, legal and commercial organizations and entities have claimed that such changes would weaken the Israeli judicial system and, as a result, could negatively impact the economic and financial conditions in Israel. At this stage, we cannot assess the likelihood of these changes being fully implemented or any potential impact on our business. Changes in the Israeli economy, as well as various policies implemented by the Israeli government, could make it more difficult for us to operate our business and could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

Israeli law may delay, prevent or impact acquisition of our controlling interest and apply additional restrictions. The Israeli Defense Entities Law (Protection of Defense Interests), 5766 – 2006 (the Israeli Defense Entities Law) requires Israeli government approval of an acquisition of “means of control” in Israeli defense companies such as Elbit Systems or Israeli defense companies we own or may acquire, in case a relevant order is issued by the Israeli government. Such an order may also contain additional conditions relating to the purchase or transfer of “means of control”. As of the date of this annual report, an order relating to us has yet to be issued. However, the IMOD initiated a process under which it intends for the Israeli government to finalize and issue an order that would designate Elbit Systems and most of our Israeli subsidiaries as “defense entities” under the Israeli Defense Entities Law. Since then, discussions have taken place between Elbit Systems and the IMOD about the terms and contents of the order. Additional discussions took place in 2024 and 2025. The Company is not in a position to evaluate if or when the order will be approved and become effective.

The issuance of such order, if and when approved, is anticipated to limit the ability of a potential purchaser to acquire a significant interest in our shares without the approval of the Israeli government. Orders relating to “defense entities”, including the order that is expected to be issued with respect to the Company, are also anticipated to, among other matters: (1) impose restrictions on the ability of Israeli or non-Israeli resident citizens to hold means of control or to be able to “substantially influence” such “defense entities”; (2) require that senior officers of “defense entities” have appropriate Israeli security clearances; (3) require that a defense entity’s headquarters be in Israel; (4) subject a defense entity’s entering into certain joint ventures and mergers and transferring certain technology or means of manufacturing, to the approval of the IMOD; and (5) require “defense entities” to maintain certain essential production lines and development capacities in Israel. See also Item 4. Information on the Company – Governmental Regulation – Regulation of Israeli Defense Entities.

In addition, under the Equipment Registration and Recruitment Law for the Israel Defense Forces, 5747 –1987, certain orders may be given by authorized government officials, under specific conditions, among others, to seize certain equipment or to prevent its movement outside of Israel, for use by the Israel Defense Forces (IDF). Furthermore, the Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions could delay, prevent or impede an acquisition of a significant portion of our shares, as well as other business transactions and operational activities, even if they would have been considered beneficial by the Company or by our shareholders and could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

We may rely on certain Israel “home country” corporate governance practices which may not afford shareholders the same protection afforded to shareholders of U.S. companies. As a foreign private issuer Elbit Systems is permitted to follow, and in certain instances has followed, home country corporate governance practices instead of certain practices otherwise required under the Listing Rules of the Nasdaq Stock Market LLC (Nasdaq Listing Rules) for domestic U.S. issuers. As described in Item 16G. Corporate Governance, we have previously informed Nasdaq that we elected to follow certain procedures permitted under the Companies Law instead of the Nasdaq Listing Rules, which require a listed company to obtain shareholder approval for the establishment or material amendment of an equity-based compensation plan. Under this “home country practice” exception provided in the Nasdaq Listing Rules for foreign private issuers, we could in the future elect to follow home country practices in Israel with regard to a broad range of other corporate governance matters. Following our home country governance practices, as opposed to the requirements that would otherwise apply to U.S. public companies listed on Nasdaq, may afford less protection than is afforded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers. See Item 16G. Corporate Governance.

It may be difficult to enforce a non-Israeli judgment against us, our officers and directors. We are incorporated in Israel. Our executive officers and directors and our external auditors are not residents of the U.S., and a substantial portion of our assets and the assets of these persons are located outside the U.S. Therefore, it may be difficult for an investor, or any other person or entity, to enforce in an Israeli court a U.S. court judgment against us, our executive officers, directors or external auditors based on the civil liability provisions of the U.S. federal securities laws. It may also be difficult to effect service of process on these persons in the U.S. Also, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions filed in Israel. See Item 4. Information on the Company – Conditions in Israel – Enforcement of Judgments.

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

Trading Symbols, Address and Website

Our shares are traded on the Nasdaq Global Select Market (Nasdaq) and on the Tel-Aviv Stock Exchange (TASE), under the symbol “ESLT”.

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

The Company's strategy is generally based on four pillars:

Internationally diversified presence and client base – developing a unique global footprint and multiple local subsidiaries, to allow broad sourcing of revenues from different regions, thereby reducing risk. Our subsidiaries are located in several of our key markets, enjoying our advanced technologies and collective experience, while supporting local defense forces in their home markets and strengthening supply chains and local economies.

Broad portfolio of solutions and products – aligning our solutions with customer priorities. We aim to increase the breadth of our portfolio both horizontally and vertically, to maximize our position in the markets in which we operate.

Innovation to provide a competitive advantage – investing in research and development. In recent years we have invested a material percentage of our revenues to develop a broad range of cutting-edge solutions for our customers (see also Item 5. Operating and Financial Review and Prospects – Summary of Operating Results – Research and Development (R&D) Expenses). By investing in research and development, we can better protect our IP and optimize synergies across our portfolio.

People – investing in our highly skilled employees to maintain operational experience and technological know-how.

In recent years the Company has grown significantly, including in terms of our order backlog, revenues, number of employees and large-scale programs. The Company has also broadened its portfolio at a faster pace than in the past, especially at the area of munitions. Over the course of 2024, we were awarded a variety of contracts, both from the IMOD and from international customers, including:

•$300 million contract to supply armored vehicle systems to a European customer.

•Approximately $600 million contract to supply systems for the Redback IFV under the Australian Land 400 Phase 3 Project.

•Group of contracts in an aggregate amount of approximately $760 million to supply ammunition to the IMOD.

•Approximately $340 million for the supply of ammunition to the IMOD, to be produced in a new manufacturing facility to be established by the Company.

•$127 million contract to supply Iron Fist APS for upgrading the U.S. Army's Bradley IFVs.

•Approximately $335 million to supply Precise and Universal Launching Systems (PULS) rocket launchers and rockets, and Hermes 900 Unmanned Aircraft Systems to a European country.

To support our strategy, as well as improve performance and growth and increase our manufacturing capacity, we are in the process of implementing a variety of operational improvement plans. Such plans include, among other things, increasing our manufacturing capacity by opening new factories, such as a new UAV facility opened in Israel in 2024, which followed the opening of other new sites, among them sites in the U.S., the UK and Germany in 2023. The Company is also in the process of building a new munitions production site in Ramat Beka in Israel (see also “Property, Plants and Equipment”– below).

In addition, our operational improvement plans include efforts to increase automation, enhance our workforce through recruiting additional employees and working in multiple shifts, and support of our operations by adopting more advanced IT systems, such as our ERP systems. We are also working to reduce supply chain disruptions that have increased in recent years, including by increasing inventories.

Principal Market Environment

The nature of military and homeland security requirements has evolved in recent years following the conflicts in Eastern Europe and the Middle East and the growing geopolitical instability in the Asia Pacific region. Governments around the world have announced plans to increase defense spending and to increase demand for a range of advanced capabilities to better prepare for near peer high intensity conflicts.

This global trend has increased demand in the areas of C4ISR systems, cyber-defense systems, network centric information and operational systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems, unmanned surface vessels, autonomous systems, land and aerial precision munitions, tank, artillery and mortar munitions, vehicle survivability and force protection systems, signal intelligence (SIGINT) and electronic warfare (EW) systems, space and satellite-based defense capabilities and homeland security solutions. The technological advances in commercial technologies have led to increasing demand for technological solutions that incorporate digital transformation, including artificial intelligence, big data analytics, robotics, automation and information assurance by military forces. Moreover, there is a continuing demand for cost-effective logistic support and training and simulation services, and overall integrated solutions for the modern battlefield. We believe our synergistic approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in many of these areas.

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

Following recent conflicts, governments around the world are striving to achieve independent capabilities by focusing on the utilization of local defense industries. We believe our global footprint and worldwide network of local operating subsidiaries well position us to address this approach. In light of recent supply chain challenges during the “Swords of Iron” war, the IMOD has announced “Blue and White” strategy to continue to invest in strengthening local production of products and materials to decrease its dependency on external suppliers. This strategy is already being implemented, as reflected in several recent awards to Elbit, and may lead to additional awards to the Company in the future.

Segments

The Company reports segment information in five segments, four of which are organized based on the nature of the products and services offered, and one geographic segment.

The Company’s five reportable segments are:

–Aerospace – mainly provides products and systems for airborne platforms, unmanned aerial solutions, precision guided munition (PGM) sensors, aerostructures, training and simulator systems, flight academy solutions, and commercial aviation systems.
–C4I and Cyber – mainly provides command, control, communications, computer, intelligence, surveillance and reconnaissance (C4ISR) systems, data links and radio communication systems and equipment, cyber intelligence solutions, autonomous solutions and homeland security solutions.
–Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) and Electronic Warfare (EW) – mainly provides a wide range of electro-optic laser solutions and countermeasure systems and products, naval systems and a wide range of EW systems and SIGINT systems.
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

The Aerospace segment portfolio includes the following main capabilities:

Unmanned Aircraft Systems (UAS)

Our portfolio of UAS includes integrated UAS (sometimes referred to as remote piloted vehicles, or RPVs) in various categories and for a range of applications, as well as UAS training systems. The systems include airborne platforms, ground control stations, communication systems and various payloads, including stabilized electro-optic, electronic intelligence (ELINT) and communications intelligence (COMINT) payloads that can be adapted for various types of UAS.

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

Intelligence and Cyber

Our Intelligence & Cyber portfolio includes big data and analysis solutions that provide intelligence, military and law enforcement agencies with timely and actionable intelligence on a range of threats. Our solutions are designed to integrate secure cloud-based and defense driven generative AI products. Our end-to-end solutions aggregate and fuse large volumes of data from a wide spectrum of intelligence sources, including HUMINT, COMINT, WEBINT, OSINT and, IMINT and apply advanced information technologies, including big data, AI and machine learning, to analyze the data. We also provide advanced cyber protection tools to protect network endpoints.

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

The ISTAR and EW segment portfolio includes the following main capabilities:

Optronics and Laser Systems

The Optronics and Laser Systems portfolio includes self-protection suites, electronic countermeasure systems and sensors, surveillance and intelligence sensors for airborne, ground and naval platforms and payloads for unmanned platforms.

Our portfolio of EO systems and solutions includes integrated vision and targeting solutions, laser range-finders and laser designators, stabilized payloads, electro-optic intelligence, surveillance and reconnaissance (ISR) systems and Directional Infrared Countermeasure (DIRCM) systems, as well as multiple vision-enhancing solutions for military forces and multi-spectral payloads and telescopes for space applications. We are a leading supplier of laser technology for military applications including high-power laser technology and solutions.

High-power laser is a high-end evolving application, where high power levels are required. With superior performance and response, adjusted to extreme maneuvering, HPL is intended to provide optimal focus and line of sight, as well as advanced tracking and beam shaping capabilities.

Based on decades of experience in laser technology and advanced EO systems, the Company has been appointed as the developer and provider of military grade HPL by the IMOD, which has awarded an approximately $200 million contract to the Company to supply HPL systems for the “Iron Beam” air defense system. The Company continues to invest in the development of HPL technologies and solutions (including its HPL airborne solution) that it believes will present a leap forward in future defense against various threats.

Electronic Warfare (EW), Signal Intelligence (SIGINT) and Radar Systems

Our EW and SIGINT portfolio includes intelligence, defensive and offensive solutions for a range of military applications. We provide EW self-protection suites, including radar warning receivers and laser warning systems, for airborne and maritime platform types. We also provide infrared missile warning systems for combat aircraft, as well as for other fixed-wing and rotary-wing platforms, and electronic support solutions for threat identification.

We provide SIGINT systems for tactical and strategic intelligence-gathering including electronic intelligence (ELINT) and electronic countermeasures for naval, ground and airborne applications, communication intelligence (COMINT) and communication jamming systems, counter-improvised explosive devices (CIED) jamming systems for ground forces, counter unmanned aircraft system (C-UAS) and cyber protection capabilities. We also supply command and control systems and simulators for anti-ballistic missiles programs.

Our portfolio also includes radars including unique AI-based multi mission radars capable of detecting, tracking and identifying multiple targets, including humans, vehicles, drones, helicopters, aircraft and vessels simultaneously, in the air, on the ground and at sea. We also provide passive radars for air defense and surveillance applications and ground-based tactical man-carried surveillance radars.

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

ESA frequently acts as a prime contractor in the U.S. for the products and services of the Company's other segments, leveraging the Company's wide technologies and capabilities. The ESA portfolio includes various capabilities based on the technologies and solutions of the Company's other segments, as well as U.S. originated capabilities.

The ESA portfolio includes the following main capabilities:

–Airborne holistic situational awareness and decision-making through helmet mounted displays, head-down displays, head-up displays, and mission computers, airborne electronic warfare solutions, and electro-optical infrared systems. This includes a commercial aviation portfolio with a line of air data products, cockpit instrumentation and vision systems. Elbit Systems of America also offers Aftermarket Sustainment and Support services.
–Next-generation warfighter information systems through advanced night vision and digital soldier systems.
–Ground combat vehicle systems such as mobile tactical cannons, turrets, vehicle protection systems, 360-degree situational awareness solutions, C-UAS and vehicular components.
–Electro-optics and precision targeting solutions, including next-generation precision fire and fire support, multi-modal seekers, mortar weapon systems and munitions, as well as launched effects and loitering munitions.

–Elbit Systems of America also has two U.S. subsidiaries that offer additional capabilities:
–Sparton, which provides Maritime solutions, networks, and communications through sonobuoys and undersea warfare systems; and
–KMC Systems, which is a premier engineering design and manufacturing partner for Life Science and Diagnostic customers, specializing in intelligent workflow automation and high-throughput clinical platforms.

Revenues

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2022, 2023 and 2024:

	2022	2023	2024
Israel	19%	19%	29%
North America	27%	24%	22%
Europe	23%	30%	27%
Asia-Pacific	26%	21%	17%
Latin America	2%	2%	2%
Others	3%	4%	3%

Subsidiary Organizational Structure

Our beneficial ownership interest in our major subsidiaries is set forth in Exhibit 8 to this annual report. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

Below is a general description of our major subsidiaries, each of which is wholly-owned. We also have other smaller wholly and partially owned subsidiaries and investments in companies in Israel, Europe, North America, South America and Asia-Pacific (including in Germany, the UK, Sweden, Brazil, Romania, Hungary, India, Australia and the United Arab Emirates) that conduct marketing, engineering, manufacturing, logistic support and other activities, principally in the entity’s local market. Our subsidiaries generally operate across our segments, often in collaboration with us and with other subsidiaries.

Elbit Systems of America

Elbit Systems of America, a Delaware limited liability company, and its subsidiaries, provide products and systems solutions focusing on U.S. military, homeland security, medical instrumentation and commercial aviation customers. Elbit Systems of America and its subsidiaries have operational facilities in Fort Worth, Texas; Merrimack, New Hampshire; Charleston, South Carolina; Talladega, Alabama; Roanoke, Virginia; Fairfax, Virginia; Birdsboro, Pennsylvania; Raleigh, North Carolina, Boca Raton, Florida and DeLeon Springs, Florida. Elbit Systems of America also has a 50% interest in a joint venture with Collins Aerospace, a unit of Raytheon Technologies Corp., which is engaged in the area of helmet-mounted display systems for fixed-wing military and para-military aircraft. Elbit Systems of America acts as a contractor for U.S. Foreign Military Financing (FMF) and Foreign Military Sales (FMS) programs. See below “Governmental Regulation – Foreign Military Financing (FMF)”. Each of Elbit Systems of America’s operational facilities has engineering and manufacturing capabilities. Elbit Systems of America’s manufacturing facilities in Alabama, Texas, New Hampshire, Virginia and Florida also have significant maintenance and repair capabilities. See below “Manufacturing” and “Customer Satisfaction and Quality Assurance”.

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

Sparton DeLeon Springs, LLC (Sparton DeLeon Springs), a subsidiary of Elbit Systems of America and Sparton Corporation (Sparton), is a party to and operates under a Proxy Agreement to which Elbit Systems of America, Elbit Systems and the DoD are also parties. The Proxy Agreement is necessary because Sparton DeLeon Springs performs sensitive programs that require additional protection from a U.S. national security perspective. Under the Proxy Agreement, three independent proxy holders, who have no prior affiliation with Sparton DeLeon Springs, Elbit Systems or Elbit Systems of America, govern the affairs of Sparton DeLeon Springs and monitor compliance with the U.S. government’s export control and national security requirements. The Proxy Holders and certain senior officers of Sparton De Leon Springs must be resident U.S. citizens and eligible for DoD personnel security clearances.

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

Mergers, Acquisitions and Divestitures

Part of our growth strategy includes our continued activity in mergers and acquisitions and joint ventures with respect to businesses, assets and complementary technologies both in Israel and internationally. The Company’s structure often enables us to benefit from synergy with our overall capabilities while at the same time allowing us to focus on local requirements.

We continue our efforts to pursue acquisition and investment opportunities that meet our strategic goals and acquisition criteria in key markets. We regularly evaluate our mergers and acquisitions strategy to optimize our portfolio. In addition, we continue to evaluate our portfolio of solutions and assets and from time to time pursue divestiture of businesses that are not considered to be core to our strategy.

Property, Plants and Equipment

Facilities Owned or Leased by the Company (square feet)

	Israel(1)	U.S.(2)	Other Countries(3)
Owned	1,619,433	771,145	881,916
Leased	7,658,727	910,025	713,418
(1)Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

(2)Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, South Carolina, Florida, Alabama and Virginia. The facilities in New Hampshire, Florida and Alabama are located on owned land totaling approximately 109 acres. Universal Avionics Systems Corporation's facilities are located in Arizona, Washington and Georgia, of which 166,000 square feet are owned and 83,000 square feet are leased.

(3)Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America, Canada and Asia-Pacific.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $200 million. We believe that our current facilities, the vast majority of which are utilized, are adequate for our operations as now conducted.

The Company is in the process of completing the construction of a new munitions production site in Ramat Beka in southern Israel at a scale of approximately 860,000 square feet. Initial production in the site has commenced and is expected to gradually increase during 2025 and thereafter. In accordance with our understandings with the Israel Land Authority, the Company's evacuation of its Ramat Ha'Sharon facility in Israel is currently postponed to the end of 2026.

For further information see “Manufacturing” below and Item 18. Financial Statements – Notes 10 and 21G.

Governmental Regulation

Government Contracting Regulations. We operate under laws, regulations, administrative rules and other legal requirements governing defense and other government contracts, mainly in Israel and the United States. Some of these legal requirements carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. In addition, our participation in governmental procurement processes in Israel, the United States and other countries is subject to specific regulations governing the conduct of procuring defense and homeland security contracts, including rigorous requirements in the area of cybersecurity, information assurance and supply chain assurance.

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products, as well as certain technologies and services. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the exports are consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense-related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2024, more than 71% of our revenue was derived from exports which were subject to Israeli export regulations.

U.S. and Other Export Regulations. Elbit Systems of America’s export of defense and dual use products, as well as defense-related technical data and defense services to Israel and other countries, is subject to applicable authorizations of the U.S. government, typically under the U.S. International Traffic in Arms Regulations (ITAR) and the U.S. Export Administration Regulations (EAR). Such authorizations may be in the form of export and import licenses, as well as technical assistance agreements (TAAs) or manufacturing license agreements (MLAs) for transfers of technical data and performance of defense services. These requirements also apply to any other U.S. entities who export defense products or defense-related services and technology to our Israeli and other non-U.S. entities, in order to perform work for U.S. programs or to work with U.S. contractors in third countries. Employment by our U.S. affiliated companies of Israeli nationals assigned to work in defense-related technical areas is also subject to licensing requirements. Applications for export authorizations require disclosure of information regarding the intended sales and users of the applicable hardware, software or technology. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Our business is also affected by other governments’ export regulations, including with respect to end user restrictions of our suppliers’ governments.

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

Orders to be issued under the Israeli Defense Entities Law may establish various conditions and restrictions. It is anticipated that Israeli government approval will be required for acquisition of a specific percentage of shares or voting rights in Elbit Systems that would constitute “means of control” under the law. “Means of control” for this purpose could include, for example, the right to vote a specified percentage of shares at a shareholders’ meeting or to appoint a director. Orders relating to “defense entities”, including the order that is expected to be issued with respect to the Company, are also anticipated to, among other matters: (1) impose restrictions on the ability of Israeli or non-Israeli resident citizens to hold means of control or to be able to “substantially influence” such “defense entities”; (2) require that senior officers of “defense entities” have appropriate Israeli security clearances; (3) require that a defense entity’s headquarters be in Israel; (4) subject a defense entity’s entering into certain joint ventures and mergers and transferring certain technology or means of manufacturing, to the approval of the IMOD; and (5) require “defense entities” to maintain certain essential production lines and development capacities in Israel.

Since the IMOD initiated the process mentioned above, discussions have taken place between Elbit Systems and the IMOD regarding the terms, scope and contents of the order. Additional discussions took place in 2024 and 2025. The Company is not in a position to evaluate if or when the order will be approved and become effective. Such order, if and when issued, will be published and available to the public in a manner like that of Israeli legislation. In parallel to the finalization of the order, the Israeli government is anticipated to issue a control and acquisition permit to the existing controlling shareholders of the Company.

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

Foreign Military Financing (FMF). Elbit Systems of America participates in United States FMF programs. These programs require countries, including Israel, receiving military aid from the United States, to use the funds to purchase products containing mainly U.S. origin components. In most cases, subcontracting under FMF contracts to non-U.S. entities is not permitted. As a consequence, Elbit Systems of America generally either performs FMF contracts itself or subcontracts with U.S. suppliers. The U.S. government may authorize the IMOD to utilize a portion of the FMF budget under the United States Subcontracting Procurement (USSP) channel. In such cases, companies such as Elbit Systems or our Israeli subsidiaries, who are acting as the Israeli prime contractor to the IMOD under the NIS-funded portion of an IMOD program, are authorized to negotiate and enter into a subcontract directly with a U.S. supplier. However, payment of the funds under a USSP channel subcontract is administered by the IMOD Purchasing Mission to the U.S. The scope of such USSP channel authorization has increasingly required that the funds be used in U.S. dollars. We believe our U.S. subsidiaries, which are U.S. operating companies, are well positioned to engage in U.S. dollar-funded FMF programs. Elbit Systems of America also participates in U.S. Foreign Military Sales (FMS) programs.

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

Cybersecurity and Data Privacy Regulations. Certain data relating to our employees and third parties including among others, customers and suppliers that we receive and maintain is subject to data privacy regulations, including those of the European Union (the General Data Protection Regulation), the U.S. (including U.S. state laws) and Israel. In recent years, there has also been an increased focus on cybersecurity, including related to personal privacy, cybersecurity and data protection. We are required to comply with evolving and increasingly complex cybersecurity regulations and guidelines in the Europe, the U.S., Israel and elsewhere with respect to reporting and public disclosure of adverse events and additional requirements for avoiding or responding to such events.

In August 2024, the Israeli Knesset amended the Privacy Protection Law, 5741 – 1981 (the Privacy Protection Law), aiming to address challenges related, among others, to the protection of personal information in databases. The amendment provides additional enforcement measures to the Israeli Privacy Protection Authority and requires certain defense companies to appoint an internal supervisor to oversee and monitor the implementation of the Privacy Protection Law within the organization and provide annual and ongoing reporting to both management and the head of the Israeli privacy protection authority.

Audit Regulations. The IMOD audits our books and records relating to its contracts with us. Our books and records and other aspects of projects related to U.S. defense contracts are subject to audit by U.S. government audit agencies. Such audits review compliance with government contracting cost accounting and other applicable standards. If discrepancies are found this could result in a downward adjustment of the applicable contract’s price as well as imposition of potential penalties. Some other customers have similar audit rights under specific regulations or contract provisions.

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

In January 2023, the European Commission's Corporate Sustainability Reporting Directive (CSRD) came into force, which requires in-scope companies, among other things, to prepare sustainability reports including certain mandatory and voluntary disclosures on impacts, risks and opportunities in relation to certain sustainability matters. The CSRD is currently applicable with respect to certain European subsidiaries of the Company and may apply in the future to additional subsidiaries. On March 6, 2024, SEC rules on climate-related disclosure were adopted, which would subject us to potentially burdensome and costly emissions and other data gathering and reporting requirements. Approximately a month later, the SEC stayed implementation of these rules pending resolution of the various legal challenges that have been consolidated and are now pending before the U.S. Eighth Circuit Court of Appeals, though the SEC indicated on February 11, 2025, that it would pause the litigation relating to these rules. Other regulations may be applicable in the future to certain activities and/or subsidiaries of the Company. The Company faces meaningful regulatory risks due to evolving climate change requirements from these and other regulatory authorities, which could result in increased compliance costs, disclosure obligations and potential legal liabilities.

Industrial Participation/Offset

As part of their standard contractual requirements for defense programs, many of our customers include “Industrial Participation” or “offset” provisions. These provisions are typically obligations that require us to make, or to facilitate third parties to make, various specified transactions in the customer’s country, such as procurement of defense and commercial products, investment in the local economy, collaborations with academic institutions and transfer of know-how. For further information about Industrial Participation/ offset obligations, see Item 5. Operating and Financial Review and Prospects – Off-Balance Sheet Transactions.

Financing Terms

Types of Financing. There are several types of financing terms applicable to our contracts. In some cases, we receive progress payments related to our progress in performing the contract. Sometimes we receive advances from the customer at the beginning, or during the course, of the project, and sometimes we also receive payments for achieving specific milestones. In some programs we extend credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that we finance all or part of the project’s costs for various periods of time. In some cases, we enter into arrangements in which we sell our rights under certain accounts receivables from our contracts with customers, on a non-recourse basis, to advance payments on their account. See Item 18. Financial Statements – Notes 2AA and 2AD(2).

Financing arrangements may extend beyond the term of the contract’s performance. When we believe it is necessary, we seek to protect all or part of our financial exposure by letters of credit, insurance or other measures, although such measures are not readily available in some cases or may not fully cover our risk. In some cases, third parties, such as banks that provide financing to our customers in connection with our programs, have certain types of recourse to us in the event of a default in payment by our customers under their obligations to the financing banks.

Advance Payment Guarantees. When we receive advances prior to incurring contract costs or making deliveries, the customer frequently requires guarantees against advances paid. These guarantees are issued either by financial institutions or insurance companies, or by us. We have received substantial advances from customers under some of our contracts. In certain circumstances, such as if a contract is canceled for default and there have been advance or progress payments made, we may be required to return such payments to the customer as provided in the specific guarantee. As part of the guarantees we provide to receive advance or progress payments, some of our customers require us to transfer to them title in inventory acquired with such payments. See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank and Other Financial Institution Guarantees.

Performance Guarantees. A number of projects require us to provide performance or product (warranty) guarantees in an amount equal to a percentage of the contract price. In certain cases we also provide guarantees related to our performance of Industrial Participation/ offset obligations. Some of our contracts contain clauses that impose penalties on us or reduce the amount payable to us if there is a delay or failure in performing in accordance with the contract or the completion of a phase of work, including in some cases during the warranty period. These types of guarantees may remain in effect for a period of time after completion of deliveries under the contract. Such guarantees are customary in defense transactions, and we provide them in the normal course of our business. See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank and Other Financial Institution Guarantees.

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

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under contracts for end use by the IMOD or the IDF. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. When the IMOD funds research and development, it usually acquires rights in the data developed under such funding. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales resulting from government financed development. However, if only our product is purchased without development effort, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we strive to maintain our intellectual property rights and provide customers with the right to use the technology only for the specific project under contract.

Licensing. There are relatively few cases where we manufacture under license. Such licensing typically applies to the use of technologies that are the result of collaboration with academic institutions or where we are manufacturing another company’s product in accordance with that company’s specifications. In such cases, the licensor typically is entitled to royalties or other types of compensation. In some cases where we have acquired business lines we obtain a royalty-free license to use the applicable technology for specified applications. We also obtain licenses to use software tools in our engineering and development activities and utilize open source software licenses in projects where such use is appropriate. Occasionally, we license parts of our intellectual property to customers or business partners as part of the requirements of a particular contract. We also sometimes license technology to other companies for specific purposes or markets, such as the right to manufacture certain components of our products or the right to use certain of our intellectual property relating to the operation and adaptation of our training and simulation systems. Due to the growing trend of a number of governments requiring us to work with their local industries, such licensing has become more prevalent.

Research and Development

We invest in research and development (R&D) according to a long-term plan based on estimated market needs. Our R&D efforts focus on anticipating operational needs of our customers, achieving reduced time to market and increasing affordability. We emphasize improving existing systems and products and developing new ones using emerging or existing technologies, including an increasing use of open source software and AI.

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

Our companies in Israel have collectively been awarded the Israel Defense Prize 35 times, recognizing extraordinary contributions to defense technological innovations. In 2024, the Company was awarded the Israel Defense Prize for three separate innovative defense technological systems: our Citron Tree and Golden Almond Battle Management Centers (BMC) in the David’s Sling Air Defense System; our role in producing technology for the IDF’s Namer Heavy Armored Personnel Carrier (APC); and for a classified intelligence project. All three projects were performed in collaboration with the IMOD.

Our customers, the Israel Innovation Authority in the Ministry of Economy and Industry (formerly the Office of Chief Scientist) and other R&D granting authorities sometimes participate in our R&D funding for our Israeli-based companies. Some of our subsidiaries outside of Israel receive funding of certain of their R&D activities from their respective governments or customers. We also invest our own funds in research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2022, 2023 and 2024.

(U.S. dollars in millions)	2022	2023	2024
Total Investment	$501.8	$502.6	$544.1
Less Participation*	(66.1)	(78.2)	(77.7)
Net Investment	$435.7	$424.4	$466.4

*See above “Intellectual Property – Governmental Customers' Rights in Data” and see below – “Conditions in Israel – Israel Innovation Authority and Investment Center Funding”.

Manufacturing

We manufacture and assemble our systems and products at our operational facilities in Israel, the U.S., Europe, Brazil and Australia, and at the facilities of certain of our subsidiaries in other countries. These facilities contain warehouses, electronic and other manufacturing areas, mechanical workshops, final assembly and test stations with test equipment. We also have supporting infrastructure including fully automated surface mount technology lines, robots and clean rooms for electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We also have computerized logistics systems for managing manufacturing and material supply. We are in an advanced stage of deployment and assimilation of a new manufacturing execution system that will integrate with our ERP system across our manufacturing plants, enhancing optimization, controlled decision making and Industrial Internet of Things implementation. A number of our manufacturing activities are provided on a shared services basis by several of our in-house centers of excellence.

As part of our global Environmental, Social and Governance (ESG) strategy, we pursue environmentally friendly manufacturing activities and conduct ongoing measurements to reduce electricity, water and fuel consumption. We invest in technological solutions in our manufacturing processes that support environmental protection, such as the type of energy utilization and choice of components and materials.

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

As part of our efforts to protect our employees while maintaining business continuity during the “Swords of Iron” war, we have relocated some of our production lines from facilities in areas of the country that have been evacuated to other facilities. Most relocated production lines have returned to their original locations.

Seasonality

Although revenues may sometimes increase towards the end of a fiscal year, no material portion of the Company’s business is considered to be seasonal. The timing of revenue recognition is based on several factors. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.

Supply Chain

We conduct supply chain activities that consist of procurement, logistics and planning at most of our operational facilities. On a global company level, we use a “hybrid” operating model that combines various global procurement management, logistics and planning. By using this model, we strive to leverage economies of scale, develop centers of excellence and reduce supply chain cycle times and risks. The raw materials we use are generally available from a range of suppliers internationally. We generally do not depend on single sources of supply, however, in some projects, specific subcontractors are designated by the customer (sometimes with specific requirements for localization). In some cases our sources of supply are limited due to restrictions that we, the Israeli government, the U.S. government or others impose.

We use supplier performance and risk management tools and other methodologies to monitor suppliers’ on-time delivery and quality and encourage them to continuously improve their performance and reduce supply chain risks. We require our suppliers to adhere to our Supplier Code of Conduct and to comply with a range of procurement compliance standards, including those relating to the avoidance of human trafficking, anti-bribery, certain sanction requirements, counterfeit parts and conflict minerals. Our production strategy is usually “Make To Order” (MTO), where materials and products are purchased and manufactured following receipt of a customer purchase order.

As a result of the Covid-19 pandemic, the conflict between Russia and Ukraine and the increased tension in the Middle East related to the “Swords of Iron” war, there has been greater market volatility in recent years than in the past with respect to the costs of transportation to and from the region, the availability of which has become much more limited (due to factors such as attacks on shipping in the Red Sea), and the costs of some of the raw materials and components that we utilize (such as materials required to produce explosives and electronic components), as well as certain market shortages and limitations (including in some cases limitations on export to Israel) and delays in supply. With respect to certain materials our dependency on single sources of supply has increased. In some cases, we have increased our inventories in order to partially offset these supply chain disruptions, support the growing demand of the IMOD and maintain deliveries to our customers.

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

We also use project management methods such as Kaizen and Lean. We evaluate such processes on a regular basis. Our processes are based on various engineering planning and developing tools. This infrastructure, together with recognized management methodologies and applications, assists us in our efforts to provide high quality and on-time implementation of projects. We have deployed an advanced ERP system in order to consolidate uniform best practices for quality and operations across the organization in one unified ecosystem across the Company. As part of the ERP ecosystem, we are in the process of deploying a new Manufacturing Operations Management (MOM) system, which is an advanced Manufacturing Execution System (MES), to enhance our production efficiency and “Industry 4.0” processes. In this framework, we deployed digital transformation methodologies, introduced AI tools and integrated advanced analytics in our production lines. We also maintain applicable certifications for our information technology systems.

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

Quality certifications applicable to defense products of Elbit Systems of America’s operating units include certifications for CMMI Level 3 of the SEI, ISO-9001, AS9100 (certified for revision D) and compliance with NATO AQAP requirements. In the area of commercial aviation Elbit Systems of America’s operating units hold AS9110 (certified to rev. C) for Aviation Maintenance Organizations and NLD-MAR-145, EASA-145 certification as well as a variety of FAA Supplemental Type Certifications (STCs) including FAA Part 145 approved repair stations. In the medical equipment area, Elbit Systems of America is certified for ISO-13485:2016, registered with the FDA as a GMP manufacturer and is FDA-compliant with Quality Systems Regulations 21 CFR Parts 820, 803 and 806.

Service and Warranty

We instruct our customers on the proper maintenance of our systems and products. In addition, we often offer training and provide equipment to assist our customers in performing their own maintenance. When required, support may be provided by a local support team or by specialists sent from our facilities. We also provide performance-based logistics services and operation of flight school fleets. We are implementing an advanced Customer Relations Management (CRM) system in order to enhance our after-sales support services.

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

Marketing and Sales

We seek to identify the individual needs of our customers throughout the world. We then focus our research and development activities on systems designed to provide tailored solutions to those needs. We often provide demonstrations of prototypes and existing systems to potential customers.

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

In the U.S., Elbit Systems of America generally leads our sales and marketing activities from its facilities throughout the U.S. Elbit Systems of America operates under a Special Security Agreement, and a subsidiary of Elbit Systems of America (Sparton DeLeon Springs) operates under a Proxy Agreement, both of which allow Elbit Systems of America and its subsidiaries to work on certain classified U.S. government programs. See above “Subsidiary Organizational Structure – Elbit Systems of America” Our subsidiaries in other countries typically lead the marketing activities in their home countries, often assisted by marketing and business development personnel based in Israel.

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

Continuing partnership and collaboration in the defense industry has affected competition. In addition, many major prime contractors are increasing their in-house capabilities. These factors have sometimes decreased the number but increased the relative size and resources of our competitors in the defense industry. We adapt to market conditions by adjusting our business strategy to changing market conditions.

Competitors in the sale of some of our products to the government of Israel include Israel Aerospace Industries and Rafael Advanced Defense Systems among others. Outside of Israel, we compete in a number of areas with major international defense and homeland security contractors principally from the United States, Europe and Israel. Our main competitors include divisions and subsidiaries of Northrop Grumman, Raytheon, General Dynamics, BAE Systems, L3Harris, Thales, Airbus, Leonardo, Saab, Textron, Teledyne Technologies, Boeing, Lockheed Martin, AeroVironment, Rohde & Schwarz, Rheinmetall, Kongsberg, Safran, Hensoldt, CMC, CAE, Aselsan, Bharat Electronics, Cubic, Cognyte, Baykar, Turkish Aircraft Industries, Hanwha, LIG Next1 and Poongsan. We also compete with companies that are active in the deep-tech / defense-tech field, such as Anduril Industries, Palantir Technologies, Shield AI and Helsing. Many of these competitors have greater financial, marketing and other resources than we do. We also compete in the worldwide defense and homeland security markets with numerous smaller companies. In certain cases, we also engage in strategic cooperative activities and in specific projects with some of our competitors, such as original equipment manufacturers (OEMs) in the U.S. and Europe.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Our revenues from individual customers can sometimes account for more than 10% of our revenues in a specific year. Our only such customers during the last three years were the IMOD, which accounted for 17% of our revenues in 2022, 16% in 2023 and 25% in 2024, and the U.S. government, which accounted for 19% of our revenues in 2022, 17% in 2023 and 15% in 2024.

Environmental, Social and Governance (ESG) Practices

Policy. We place importance on our ESG practices, including environmental, health and safety (EHS); corporate governance, ethics and anti-corruption; fair labor practices and human rights; supply chain compliance; and social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing responsible and ethical business practices. Our ESG policies are overseen by our board of directors (Board) and managed by our senior management. We establish multi-year ESG-related goals. Our ESG activities support our involvement as active members in leading sustainability and ethics organizations. We published a comprehensive ESG Report for 2023, which is available on our website, detailing our main ESG-related activities, including our progress towards achieving ESG-related goals.

Environmental, Health and Safety Compliance. As part of our overall ESG policies, we are committed to leading environmental, health and safety standards in all aspects of our operations. This includes all regulatory requirements as well as compliance with ISO-14001 and ISO-45001 standards. We also conduct a number of measures on an ongoing basis to promote environmentally friendly operational practices and address climate change goals, including measures to reduce electricity, fuel and water consumption, to increase recycling and to incorporate environmental protection measures in our manufacturing processes (see “Manufacturing” above). We are also engaged in various business and operational activities related to the environment. For example, in 2024 we implemented measures in several locations as part of our climate change adaption efforts, such as increases in renewable energy production and purchase, energy storage solutions, a low carbon vehicle fleet usage and production based on the use of natural gas.

We utilize a global EHS management system and internal audits and surveys to address risk analysis, regulatory compliance and policy updates. EHS risks are an integral part of our risk management processes. We periodically review and assess our compliance with applicable EHS regulations and our internal policies, address gaps and establish corresponding action plans. In 2024, we participated in the Carbon Disclosure Project for the fifth time and published for the fifth time an EHS report summarizing key elements of our compliance activities, which is available on our website. There are no material environmental issues that prevent the Company from using our facilities or materially affect our ongoing activities.

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

In addition to our Code of Business Conduct and Ethics (see Item 16B. – Code of Ethics) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating a range of policies and procedures. This includes the anti-bribery/corruption area where we have a policy of zero tolerance for corruption. Our anti-bribery/corruption compliance program also includes a number of elements, including whistleblower and investigation processes, contractual requirements, due diligence, ongoing organization-wide as well as function-focused training, record keeping and enforcement. We also expect our supply chain and Industrial Participation/ offset transactions to follow ethical practices (see “Supply Chain Compliance” below). Our Code of Business Conduct and Ethics, Whistleblower and Investigations Procedure, Anti-Bribery and Corruption Compliance Policy, Business Entertainment and Gifts Policy and Supplier Code of Conduct are published on our website. We are also active in a number of international organizations relating to ethics and compliance.

Fair Labor Practices and Human Rights. Our ESG policies address fairness and transparency in our workforce, and we promote and implement fair labor practices and employee human rights throughout our organization. Our Human Rights Statement, which was adopted by our Board, is published on our website. We respect data privacy relating to our employees. We act to prevent sexual harassment and workplace bullying. We have also implemented non-discriminatory hiring and promotion practices and promote inclusion in our workforce. In addition, we promote transparency with our employees regarding our labor and management practices. As part of the implementation of Israel's Equal Pay for Female and Male Employees Law, we conduct an evaluation regarding possible gender pay gaps among our employees according to the criteria specified by the law, and publish the results on our website. We also provide certain information to our employees, as required under the law.

Compliance with the Convention on Cluster Munitions. All of our activities in the area of munitions, including those of IMI, are in compliance with the international Convention on Cluster Munitions that entered into force in August 2010.

Supply Chain Compliance. Our policy is to follow leading ESG practices in relation to our supply chain. Our suppliers are required to commit to our Supplier Code of Conduct, which is published on our website and addresses supply chain compliance issues such as fair labor practices, combating human trafficking, ethics and anti-corruption, avoidance of conflicts of interests, adherence to sanction requirements, restrictions on the use of conflict minerals, cyber security and prevention of counterfeit parts. Our suppliers are also subject to our due diligence procedures. Our Supplier Code of Conduct provides a whistleblower mechanism for current and potential members of our supply chain. Our Industrial Participation/ offset activities also are conducted in accordance with our supply chain compliance policies and procedures.

Community-Related Activities. Our ESG policy encourages volunteerism by our Company entities and employees, many of whom donate their time and efforts in the support of members of our communities who are in need. In this regard, we strive to give priority to initiatives that promote educational advancement in less developed communities, particularly in the technology sectors. We also focus on initiatives that encourage greater numbers of women to engage in engineering-related careers. We promote numerous other community support activities, including involvement on a national level in major charitable organizations in Israel and the U.S.

Conditions in Israel

“Swords of Iron” war. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of brutal attacks on civilian and military targets. Hamas and soon thereafter Hezbollah, operating from Lebanon, launched extensive rocket attacks on the Israeli population and industrial centers, including areas in which some of the Company's facilities and employees were located. Following the October 7 attacks, the State of Israel declared a state of war, which it called “Swords of Iron”, commencing a military campaign in Gaza and, at a later stage, in Lebanon. Israel was also subject to missile and drone attacks by Iran and other terrorist organizations on different fronts, including the Houthi movement from Yemen and rebel militia groups in Syria. These attacks prompted military responses by Israel. In addition, the Houthi movement launched attacks on shipping in the Red Sea, resulting in widespread rerouting of cargo ships and some shipping companies ceasing shipments to Israel. The current situation is complex, with a temporary ceasefire agreed to between Israel and Lebanon at the end of November 2024 and a separate temporary ceasefire declared with Hamas in January 2025. As of March 17, 2025, the results of both ceasefires are uncertain.

Since the commencement of the war, Elbit Systems has experienced a material increased demand for its products and solutions from the IMOD compared to the demand levels prior to the war. The Company has also increased its support to the IMOD, mainly through deliveries of its various systems and the dedicated efforts of its employees. At the same time, the Company and its subsidiaries around the world continued to conduct their business in international markets. During 2024, the Company was awarded contracts by the IMOD totaling over $5 billion. Subject to further developments, which are difficult to predict, the IMOD’s increased demand for the Company’s products and solutions may continue and could generate material additional orders to the Company.

While the vast majority of the Company's facilities in Israel continue to operate uninterrupted, some of the Company's operations have experienced disruptions due to supply chain and operational constraints, including among others due to the temporary evacuation of employees working at facilities subject to missile attack, significant employee call up for reserve duty, increase in transportation costs and delays due to factors such as the Houthi movement attacks on shipping in the Red Sea, material and component shortages, limitations imposed by some countries on exports to Israel and attacks on some of the Company's global facilities by anti-Israeli organizations.

Elbit Systems has taken a number of steps to protect the safety and security of its employees in Israel and abroad, support increased production, mitigate existing and potential supply chain disruptions and maintain business continuity, including the relocation of certain production lines from facilities in evacuated areas to alternative facilities, recruitment of additional employees, increased monitoring of global supply chains to identify delays, shortages and bottlenecks, rescheduling deliveries to certain customers as necessary and increased inventories. As of March 6, 2025, most relocated production lines have returned to their original locations, most employees evacuated from facilities subject to attacks have returned to their original locations and the percentage of employees called up for reserve duty has declined from previous periods to approximately 4%. This rate could fluctuate depending on future developments.

The extent of the effects of the war on the Company's performance will depend on future developments that are difficult to predict at this time, including its duration and scope. We continue to monitor the situation closely.

Trade Agreements. Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a party to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from several countries. These preferences allow Israel to export products covered by such programs either duty-free or with reduced tariff rates.

Israel Innovation Authority and Investment Center Funding. The government of Israel, through the Israel Innovation Authority (IIA) in the Ministry of Economy (formerly the Office of the Chief Scientist) and the Israel Investment Center, encourages research and development projects oriented towards export products and participates in the funding of such projects as well as company investments in manufacturing infrastructure. Our Israeli companies receive IIA funding through various channels, such as transfer of knowledge from an academic institution for a product, bi-lateral product development and innovative product development. Our companies participating in such development of products usually pay the Israeli government a royalty at various rates, and such funding is typically subject to a number of conditions. See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Government Funding of Development. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates in the funding of the development effort. The Israeli Investment Center promotes product exports and increased industrialization of peripheral areas in Israel through investment in industrial infrastructure. The Israeli Investment Center either provides grants for qualified projects or provides tax benefits for qualified industrial investments by Israeli companies.

Israeli Labor Laws. Our employees in Israel are subject to Israeli labor laws. Some employees are also affected by provisions of collective bargaining agreements. These labor laws and collective bargaining agreements concern, inter alia, employment terms (such as working hours, minimum wages, pension and social rights, annual leave, sick leave, parental rights and work related accidents), procedures and conditions for dismissal, employment of temporary or external workforce and other conditions of employment.

Severance Pay. Under Israeli law, our Israeli companies are required to make severance payments to terminated Israeli employees. The severance reserve is calculated based on an employee’s last salary and period of employment. A portion of the severance pay and pension obligation is covered by payment of monthly premiums to insurance companies/ policies under approved plans and to pension funds. The deposits presented in the balance sheet include profits accumulated to the balance sheet date. However, Elbit Systems and our Israeli subsidiaries have entered into agreements with some of our employees implementing Section 14 of the Severance Payment Law, relating to the treatment of severance pay. See Item 18. Financial Statements – Note 2Q and 17.

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2024, the payments to the National Insurance Institute were equal to approximately 19.6% of wages (subject to a cap if an employee’s monthly wages exceed a specified amount) with the employee contributing approximately 61.2% and the employer contributing approximately 38.8% of the total amount due.

During the “Swords of Iron” war, some of our employees were mobilized for reserve duty (see above “Swords of Iron” war). As of March 6, 2025, in accordance with the Israeli law in effect, employees on reserve duty continue to be fully paid by the Company, while the National Insurance Institute refunds the Company for their salaries, up to a certain statutory ceiling (which is sometimes lower than the salaries we pay to such employees). Following approval by relevant authorities in some cases and subject to certain conditions, employers will be indemnified for certain additional employment costs related to social benefits of their employees who were called for reserve duty for the period between October 7, 2023 and December 31, 2024, up to a statutory ceiling of 20%. This arrangement has been extended for the year 2025. The Company has incurred, and will likely continue to incur, costs in respect of its employees who are called to reserve duty for which it is not fully indemnified by the government.

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

•Revenue Recognition;
•Impairment of Long-Lived Assets and Goodwill;
•Income Taxes;
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

Service revenues include contracts primarily for the provision of supplies and services other than those associated with activities related to the design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which is distinct from a design, development or products delivery contract. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the contract is performed. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, “stand ready” type maintenance contracts, training and similar activities. Revenues from service contracts or performance obligations were less than 10% of total revenues in each of the fiscal years 2024, 2023 and 2022. For additional information see Item 18. Financial Statements – Note 2S.

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable property, plant and equipment and intangible assets, are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant and Equipment Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. During the years ended December 31, 2022, December 31, 2023 and December 31, 2024, no material impairment of long-lived assets was identified. See Item 18. Financial Statements – Notes 2O and 2P for additional information.

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

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. For each of the three years ended December 31, 2024, no material impairment of goodwill was identified. See Item 18. Financial Statements - Note 2P for additional information.

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

We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions taken by us in determining the income tax provision and establishes reserves for tax contingencies in accordance with ASC 740 “Income Taxes” guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2022, 2023 and 2024, certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Elbit Systems and certain of our Israeli and European subsidiaries are undergoing tax audits by the Israeli Tax Authority. As of December 31, 2024, the provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

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

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment, excluding imputed interest, as of December 31, 2024 were as follows: $105.8 million for 2025, $92.2 million for 2026, $64.9 million for 2027, $49.0 million for 2028, $46.1 million for 2029 and $334.3 million for 2030 and thereafter. See Item 18. Financial Statements – Note 9.

Bank and Notes Covenants. In connection with our Series B, C and D Notes, bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. See below “Financial Resources”. Such covenants include, inter alia, requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio, total leverage, equity and net financial debt. See Item 18. Financial Statements – Note 21E. In respect of each of the 12 month periods ending December 31, 2023 and 2024, the Company was in material compliance with its loan obligations.

Commercial Paper. As of December 31, 2024 and 2023 we had commercial paper in the amount of approximately $350 million par value issued and outstanding series A and B commercial paper and $314 million par value issued and outstanding series A commercial paper, respectively. The series A and B commercial paper is for a term of 90 days, which may be extended by additional periods of 90 days each, up to a maximum period of five years, and is also subject to early repayment at the request of an investor or at the Company's discretion. See also Item 18. Financial Statements – Note 12.

Bank and Other Financial Institution Guarantees. As of December 31, 2024 and 2023, guarantees in the aggregate amount of approximately $4,088 million and $4,358 million, respectively, were issued by banks and other financial institutions on behalf of several Company entities primarily in order to secure certain advances from customers and performance bonds.

Purchase Commitments. As of December 31, 2024 and 2023 we had purchase commitments of approximately $4,345 million and $3,856 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and frequently also include our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2024

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

Our backlog of orders as of December 31, 2024 was $22,617 million, of which 65% was for orders outside Israel. Our backlog of orders as of December 31, 2023 was $17,756 million, of which 72% was for orders outside Israel. Approximately 57% our backlog as of December 31, 2024 is scheduled to be performed during 2025 and 2026. The rest of the 43% is scheduled to be performed in 2027 and thereafter. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

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

Currently, we cannot assess the full impact of the “Swords of Iron” war nor of the conflict between Russia and Ukraine on our business and the impacts so far may not necessarily be indicative of our future operating results or financial conditions.

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2024.
(in thousands of U.S. dollars except per share data)

	Year ended December 31, 2024	%	Year ended December 31, 2023	%	Year ended December 31, 2022	%
Revenues	$6,827,871	100.0	$5,974,744	100.0	$5,511,549	100.0
Cost of revenues	5,186,051	76.0	4,491,790	75.2	4,138,266	75.1
Gross profit	1,641,820	24.0	1,482,954	24.8	1,373,283	24.9
Research and development (R&D) expenses	544,140	8.0	502,654	8.4	501,777	9.1
Less – participation	(77,738)	(1.2)	(78,234)	(1.3)	(66,127)	(1.2)
R&D expenses, net	466,402	6.8	424,420	7.1	435,650	7.9
Marketing and selling expenses	375,358	5.5	359,141	6.0	326,020	5.9
General and administrative expenses	311,007	4.6	330,285	5.5	313,047	5.7
Other operating income, net	—	—	—	—	(68,918)	(1.3)
	1,152,767	16.9	1,113,846	18.6	1,005,799	18.2
Operating income	489,053	7.2	369,108	6.2	367,484	6.7
Financial expenses, net	(151,125)	(2.3)	(137,827)	(2.3)	(51,364)	(0.9)
Other income (expenses), net	3,818	0.1	(4,787)	(0.1)	(23,562)	(0.4)
Income before taxes on income	341,746	5.0	226,494	3.8	292,558	5.4
Taxes on income	(39,058)	(0.6)	(22,913)	(0.4)	(24,131)	(0.4)
	302,688	4.4	203,581	3.4	268,427	5.0
Equity in net earnings of affiliated companies and partnerships	19,176	0.3	12,275	0.2	7,042	0.1
Net income	$321,864	4.7	$215,856	3.6	$275,469	5.1
Less – net income attributable to non-controlling interests	(726)	—	(725)	—	(21)	—
Net income attributable to the Company’s shareholders	$321,138	4.7	$215,131	3.6	$275,448	5.1
Diluted net earnings per share:	$7.18		$4.82		$6.18

2024 Compared to 2023

The following is an overview for 2024 compared to 2023. A discussion of our results of operations for 2023 compared to 2022 may be found on pages 45-50 of our annual report on Form 20-F filed March 28, 2024 on the EDGAR database of the U.S. Securities and Exchange Commission.

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

Our consolidated revenues in 2024 increased by 14% to $6,827.9 million from $5,974.7 million in 2023.

Aerospace revenues increased by 9% in 2024 as compared to 2023, mainly due to increased UAS revenues in Israel and Europe, and increased PGM revenues, partially offset by lower training and simulation sales

C4I and Cyber revenues increased by 11% year-over-year mainly due to sales of radio systems and command and control systems

ISTAR and EW revenues increased by 12% mainly due to increased sales of Electronic Warfare and Electro-Optic systems in Israel, partially offset by lower Electro-Optic systems sales in Europe.

Land revenues increased by 29% mainly due to the increase in sales of ammunition and munitions in Israel.

Elbit Systems of America revenues increased by 8% mainly due to the increase in sales of night-vision systems and medical instrumentation.

The following table sets forth our distribution of revenues by geographical regions ($ millions):

	Year ended December 31, 2024	%	Year ended December 31, 2023	%
Israel	$1,988.0	29.1	$1,167.2	19.5
North America	1,520.3	22.3	1,417.7	23.7
Europe	1,820.9	26.7	1,776.4	29.7
Asia-Pacific	1,132.7	16.6	1,263.8	21.2
Latin America	150.0	2.2	120.7	2.0
Other	216.0	3.1	228.9	3.9
Total revenues	$6,827.9	100.0	$5,974.7	100.0

Cost of Revenues and Gross Profit

Cost of revenues in 2024 was $5,186.1 million (76.0% of revenues), as compared to $4,491.8 million (75.1% of revenues) in 2023.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses. The amounts and percentages of those components in 2024 and 2023 were as follows:

Wages and related benefits costs in 2024 constituted approximately 36% of cost of revenues, similar to 2023. The total cost of wages and related benefits in 2024 was approximately $1,908 million, as compared to $1,671 million in 2023. The increase in wages and related benefit costs was mainly a result of the growth of our workforce by permanent employees, to support the increase in the Company's activity, and by temporary employees to temporarily replace our employees that were mobilized during the “Swords of Iron” war.

Subcontractors and material consumed costs in 2024 constituted approximately 52% of cost of revenues, similar to 2023. The total amount of subcontractors and material consumed costs in 2024 was approximately $2,787 million, as compared to approximately $2,389 million in 2023.

Manufacturing and other expenses were similar year-over-year. The total cost of manufacturing and other expenses in 2024 was approximately $472 million, as compared to approximately $425 million in 2023.

In 2024, our cost of revenues included an increase in inventories of approximately $120 million in work-in-progress and finished goods inventories, as compared to an increase of approximately $140 million in work-in-progress and finished goods inventories in 2023.

Cost of revenues in 2023 included expenses of approximately $18 million of inventory write-off related to discontinuing activities of a subsidiary.

Changes from 2023 to 2024 in our cost of revenues and cost of revenues components, were not material. We did not identify any developing trends in cost of revenues that we believe are likely to have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs, the impact of “Swords of Iron” war, including disrupted transportation networks and global supply chains, increased costs and extension of lead times.

Gross profit for the year ended December 31, 2024 was $1,641.8 million (24.0% of revenues), as compared to $1,483.0 million (24.8% of revenues) in the year ended December 31, 2023.

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2024 totaled $544.1 million (8.0% of revenues), as compared to $502.6 million (8.4% of revenues) in 2023.

Net R&D expenses (after deduction of third party participation) in 2024 totaled $466.4 million (6.8% of revenues), as compared to $424.4 million (7.1% of revenues) in 2023.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2024 were $375.4 million (5.5% of revenues), as compared to $359.1 million (6.0% of revenues) in 2023.

General and Administration (G&A) Expenses

G&A expenses in 2024 were $311.0 million (4.6% of revenues), as compared to $330.3 million (5.5% of revenues) in 2023. G&A expenses in 2023 include approximately $34 million of expenses related to a write-off of an uncollectible balance of contract assets of a discontinued project.

Operating Income

Our operating income in 2024 was $489.1 million (7.2% of revenues), as compared to $369.1 million (6.2% of revenues) in 2023.

Aerospace operating income in 2024 was $149.1 million and 7.3% of Aerospace segment revenues, compared to 125.4 million and 6.7% of segment revenues in 2023. The $23.7 million increase in operating income was mainly due to increased revenues and positive program mix.

C4I and Cyber operating income in 2024 was $62.0 million and 7.8% of C4I and Cyber segment revenues, compared to $50.7 million and 7.0% of segment revenues in 2023. The $11.3 million increase in operating income was mainly due to increased revenues and positive program mix.

ISTAR and EW operating income in 2024 was $96.1 million and 7.3% of ISTAR and EW segment revenues, compared to $134.9 million and 11.4% of segment revenues in 2023. The $38.8 million decrease in operating income was mainly due to the lower level of Electro-Optic systems revenues in Europe, partially offset by an increase in Electronic Warfare and Electro-Optic systems' revenues in Israel.

Land operating income in 2024 was $150.7 million and 9.0% of Land segment revenues, compared to $80.6 million and 6.2% of segment revenues in 2023. The $70.1 million increase in operating income was mainly due to increased revenues, positive program mix and progress in the operational transformation of IMI.

ESA operating income in 2024 was $56.2 million and 3.5% of ESA segment revenues, compared to an operating loss of $4.7 million and 0.3% of segment revenues in 2023. The $60.9 million increase in operating income was mainly due to increased revenues and positive program mix.

Financial Expense, Net

Net financing expenses in 2024 were $151.1 million, as compared to $137.8 million in 2023. The increase in financial expenses, net in 2024, resulted mainly due to factoring expenses related to the extension of the premise evacuation agreement.

Other Income (Expenses), Net

Other income, net was $3.8 million in 2024, as compared to other expenses, net of $4.8 million in 2023. The higher level of expenses in 2023, resulted mainly from revaluation of holdings in affiliated companies, and expenses related to non-service costs of pension plans.

Taxes on Income

Our effective tax rate represents a weighted average of the tax rates to which our various entities are subject. Taxes on income in 2024 were $39.1 million (effective tax rate of 11.4%), as compared to $22.9 million (effective tax rate of 10.1%) in 2023. The tax expenses in 2024 and 2023 were affected by tax benefits related to adjustments for prior years following tax settlements in some of the Company's subsidiaries in Israel.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2024, we had income of $19.2 million from our share in earnings of affiliates, as compared to $12.3 million in 2023.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests in 2024 was $0.7 million, as compared to $0.7 million in 2023.

Net Income and Earnings Per Share (EPS)

As a result of the above, net income in 2024 was $321.1 million (4.7% of revenues), as compared to net income of $215.1 million (3.6% of revenues) in 2023. The diluted EPS was $7.18 in 2024, as compared to $4.82 in 2023. Diluted net earnings per share in 2023 were reduced by approximately $0.90 as a result of the expenses (net of tax) related to the write-off of inventory and contract assets. The number of shares used for computation of diluted EPS in the years ended December 31, 2024 and 2023 were 44,709,000 and 44,592,000 shares, respectively.

Segment Reporting

Revenues

The Company has five reportable segments: Aerospace, C4I and Cyber, ISTAR and EW, Land and ESA (see Item 4. Information on the Company – Business Overview – Segments above, “Segment Reporting” below and Item 18. Financial Statements - Notes 1, 2AC and 23).

The following table presents information about the Company’s reported segments revenues for the periods indicated:

	Year ended December 31, 2024	%	Year ended December 31, 2023	%	Year ended December 31, 2022	%
Aerospace
External customers	$1,780.5	26.1	$1,613.2	27.0	$1,471.1	26.7
Intersegment revenue	255.8		260.1		262.1
	2,036.3	27.4	1,873.3	28.6	1,733.2	28.5
C4I and Cyber
External customers	750.6	11.0	668.4	11.2	631.3	11.5
Intersegment revenue	49.2		52.7		47.1
	799.8	10.8	721.1	11.0	678.4	11.2
ISTAR and EW
External customers	1,118.6	16.4	996.9	16.7	882.2	16.0
Intersegment revenue	199.4		182.5		163.4
	1,318.0	17.8	1,179.4	18.0	1,045.6	17.2
Land
External customers	1,605.1	23.5	1,241.0	20.8	1,075.8	19.5
Intersegment revenue	74.3		65.2		92.7
	1,679.4	22.6	1,306.2	20.0	1,168.5	19.2
ESA
External customers	1,573.1	23.0	1,455.2	24.4	1,451.1	26.3
Intersegment revenue	12.6		9.7		5.6
	1,585.7	21.4	1,464.9	22.4	1,456.7	23.9
Revenues
Total revenues (external customers and intersegment) for reportable segments	$7,419.2		$6,544.9		$6,082.4
Less - Intersegment revenue	(591.3)		(570.2)		(570.9)
Total	$6,827.9	100.0	$5,974.7	100.0	$5,511.5	100.0

2024 Compared to 2023

The following is an overview for 2024 compared to 2023. A discussion of our results of operations for 2023 compared to 2022 may be found on pages 45-50 of our Annual Report on Form 20-F filed May 1, 2023 on the EDGAR database of the U.S. Securities and Exchange Commission.

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

Our consolidated revenues increased by 14% to $6,827.9 million in 2024 from $5,974.7 million in 2023.

Aerospace revenues increased by 9% in 2024 as compared to 2023, mainly due to increased UAS revenues in Israel and Europe, and increased PGM revenues, partially offset by lower training and simulation sales.

C4I and Cyber revenues increased by 11% year-over-year mainly due to sales of radio systems and command and control systems.

ISTAR and EW revenues increased by 12% mainly due to increased sales of Electronic Warfare and Electro-Optic systems in Israel, partially offset by lower Electro-Optic systems sales in Europe.

Land revenues increased by 29% mainly due to the increase in sales of ammunition and munitions in Israel.

Elbit Systems of America revenues increased by 8% mainly due to the increase in sales of night-vision systems and medical instrumentation.

Operating Income
The following tables present information about the operating income of each of the Company’s reported segments for the periods indicated:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Aerospace	$149.1	$125.4	$106.8
C4I and Cyber	62.0	50.7	49.0
ISTAR and EW	96.1	134.9	49.1
Land	150.7	80.6	28.6
ESA	56.2	(4.7)	75.0
Segment operating income	514.1	386.9	308.5
Unallocated corporate expense, net	(25.0)	(17.8)	(9.9)
Other operating income	—	—	68.9
Operating income	$489.1	$369.1	$367.5

Aerospace operating income in 2024 was $149.1 million and 7.3% of Aerospace segment revenues, compared to 125.4 million and 6.7% of segment revenues in 2023. The $23.7 million increase in operating income was mainly due to increased revenues and positive program mix.

C4I and Cyber operating income in 2024 was $62.0 million and 7.8% of C4I and Cyber segment revenues, compared to $50.7 million and 7.0% of segment revenues in 2023. The $11.3 million increase in operating income was mainly due to increased revenues and positive program mix.

ISTAR and EW operating income in 2024 was $96.1 million and 7.3% of ISTAR and EW segment revenues, compared to $134.9 million and 11.4% of segment revenues in 2023. The $38.8 million decrease in operating income was mainly due to the lower level of Electro-Optic systems revenues in Europe, partially offset by an increase in Electronic Warfare and Electro-Optic systems' revenues in Israel.

Land operating income in 2024 was $150.7 million and 9.0% of Land segment revenues, compared to $80.6 million and 6.2% of segment revenues in 2023. The $70.1 million increase in operating income was mainly due to increased revenues, positive program mix and progress in the operational transformation of IMI.

ESA operating income in 2024 was $56.2 million and 3.5% of ESA segment revenues, compared to an operating loss of $4.7 million and 0.3% of segment revenues in 2023. The $60.9 million increase in operating income was mainly due to increased revenues and positive program mix.

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

Our net cash flow provided by operating activities in 2024 was approximately $535 million, resulting mainly from an increase in advances received from customers of approximately $956 million, and the increase in non-cash operating items of $186 million, offset by the increase in inventories of approximately $480 million and an increase in trade receivables and contract assets of approximately $474 million.

Net cash flow used in investing activities in 2024 was approximately $179 million, which was used mainly for the purchase of property, plant and equipment in the amount of $215 million offset by proceeds from sales of a subsidiary and an investment of approximately $26 million.

Net cash flow used in financing activities in 2024 was approximately $288 million, which was used mainly for repayment of long and short term credit and loans in the amount of $173 million, payment of dividends in the amount of $89 million, and repayment of Series B, C and D Notes in the amount of $62 million.

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loans, Series B, C and D Notes and credit agreements. Such covenants include inter alia, requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio, total leverage, equity and net financial debt. In respect of each of the 12 month periods ending December 31, 2023 and 2024, the Company was in material compliance with its loan obligations.

On December 31, 2024, we had total borrowings from banks in an amount of approximately $489 million in short and long-term loans, outstanding commercial paper in an amount of approximately $350 million and approximately $342 million of outstanding debt of Series B, C and D Notes, intended for general corporate purposes. On December 31, 2024, we also had $4,088 million in guarantees issued on our behalf by banks and other financial institutions, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On December 31, 2024, we had a cash balance amounting to $265 million and short-term bank deposits of approximately $1 million. We believe that we also have the ability to raise additional funds in the capital market and through expansion of our credit lines. In September 2023, we filed a shelf prospectus with the Israeli Security Authority and the TASE (the Shelf Prospectus). The Shelf Prospectus provides a framework for us to raise funds from time to time in Israel through the offering and sale of various debt and equity securities. The shelf prospectus would typically be effective for two years, unless extended with the consent of the Israeli Securities Authority.

As of December 31, 2024, we had working capital of $1,044 million and a current ratio of 1.20.

For further information on the level, maturity and terms of our borrowings, see Item 18. Financial Statements – Notes 12, 15 and 16.

We believe our cash balance, amounts available under lines of credits, cash flows from operating activities and our ability to access external capital resources is sufficient to satisfy existing short-term and long-term commitments and plans as well as provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year. See Item 3. Key Information – Risk Factors – Financial-Related Risks.

Pensions and Other Post-Retirement Benefits. We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the economic environment in each country. For our pension and other post-retirement benefit assumptions at December 31, 2024 and 2023, see Item 18. Financial Statements – Note 17. On December 31, 2024, our employee benefit liabilities were $454 million, of which we had severance funds of $223 million set aside to satisfy potential obligations.

Material Commitments for Capital Expenditures. We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2024 and the subsequent fiscal year (see above “Financial Resources”). Our anticipated capital expenditures (which include mainly construction and the purchase of equipment, buildings and enhancements to our ERP system) as of December 31, 2024 are somewhat higher than those as of December 31, 2023, due to an anticipated increase in expenditures for buildings and certain other expenses. We plan to pay for such anticipated capital expenditures using cash from operations. See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.

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

During 2024 and 2023 the company paid installments of Notes B, C and D in the amount of approximately $62 million per year.

Israeli Commercial Paper

In 2023, Elbit Systems issued in Israel a U.S. Dollar denominated commercial paper series A in an amount of approximately $314 million par value, bearing an annual interest of the three-months SOFR interest rate and an additional 1% (Series A commercial paper). During 2024, the Company issued additional Series A commercial paper and repaid certain portions of the Series A commercial paper.

In September 2024, Elbit Systems completed an issuance in Israel of a U.S. Dollar denominated commercial paper in an amount of $110 million par value bearing an annual interest of the three-months SOFR interest rate and an additional 1.25% (Series B commercial paper).

Both Series A and B commercial paper are for a term of 90 days, which may be extended by additional periods of 90 days each, up to a maximum period of five years. The Series A and B commercial paper is also subject to early repayment at the request of an investor or at the Company's discretion - See also Item 18. Financial Statements – Note 12.

The commercial paper is not listed on any stock exchange. Following the above mentioned issuances and repayments, as of December 31, 2024 we had approximately $240 million par value issued and outstanding Series A commercial paper and $110 million par value issued and outstanding Series B commercial paper. The proceeds of the above mentioned issuances are used for diversification of the Company's financing sources, finance costs optimization and ongoing operations.

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

On December 31, 2024, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments earn interest based on variable interest rates, and their value as of December 31, 2024 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. In 2024, the inflation rate was approximately a positive 3.2%, and the NIS weakened against the U.S. dollar by approximately 0.6%. In 2023, the inflation rate was approximately a positive 3.0%, and the NIS weakened against the U.S. dollar by approximately 3.1%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

A significant part of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2024 by forward contracts. On December 31, 2024, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies totaling approximately $2,402 million ($1,597 million in Euro, $164 million in GBP and $641 million in other currencies). See also Item 18. Financial Statements – Note 19.

As of December 31, 2024, an unrealized net income of approximately $16 million was included in accumulated other comprehensive income. As of December 31, 2024, all of the forward contracts are expected to mature during the years 2025 – 2034.

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2024 and is presented in millions of U.S. dollar equivalent terms:

Forward	Notional Amount*	Unrealized Gain (Loss)
Buy US$ and Sell:
Euro	1,408.8	66.9
GBP	45.2	1.3
Other various currencies	571.9	9.5

Forward	Notional Amount*	Unrealized Gain (Loss)
Sell US$ and Buy:
Euro	187.9	(12.6)
GBP	118.7	(4.4)
NIS	1,704.0	25.9
Other various currencies	69.5	(3.4)

*Notional amount information is based on the foreign exchange rate at year end.

Off-Balance Sheet Transactions

Offset / Industrial Participation

In connection with projects in certain countries, Elbit Systems and some of our subsidiaries have entered and may enter in the future into “Industrial Participation” or “offset” agreements, required by a number of our customers as a condition to our obtaining orders for our products and services, or as an important consideration for award. These agreements are customary in our industry and are designed to facilitate economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country. As a result of the conflict between Russia and Ukraine and other geopolitical events, a number of countries are increasing such activities in order to enhance local industry involvement and independence in defense procurement and to have a positive impact on the local economy.

These commitments may be satisfied by our placement of direct work or vendor orders for supplies and/or services, transfer of technology, investments or other forms of assistance in the applicable country in accordance with applicable local laws and regulations. We attempt to leverage economies of scale by managing our Industrial Participation activities from an overall corporate perspective. The Industrial Participation rules and regulations, as well as the underlying contracts, may differ from one country to another. The ability to fulfill the Industrial Participation obligations may depend, among other things, on the availability of local suppliers with sufficient capability to meet our requirements and which are competitive in cost, quality and schedule. In certain cases, our commitments may also be satisfied through transactions conducted by other parties, including but not limited to our suppliers, or through “swap” transaction among various countries’ Industrial Participation authorities. Our Industrial Participation activities are conducted in accordance with our anti-bribery and corruption compliance policies.

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

We have developed dedicated Industrial Participation management tools and procedures within our ERP system and work to continuously improve our infrastructure in order to efficiently meet our obligations. Furthermore, we manage our Industrial Participation obligations at the corporate level, which helps to increase visibility, facilitate allocations within the Company and reduce risk. However, should we be unable to meet such obligations we may be subject to contractual penalties, our guarantees may be drawn upon and our chances of receiving additional business from the applicable customers could be reduced or, in certain cases, eliminated. See Item 3. Key Information – Risk Factors – Financial-Related Risks.

As of December 31, 2024, we had outstanding Industrial Participation obligations totaling approximately $2.50 billion that extend through 2033. See Item 18. - Financial Statements - Note 21B.

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

For the year ended December 31, 2023, we have included adjustments related to restructuring activities of a subsidiary. Restructuring of a subsidiary's activities are non-recurring expenses related to the write-off of inventory due to the closing of an underperforming subsidiary with limited synergies to the Company.

For the years ended December 31, 2024 and 2023, we have included adjustments related to uncompensated labor costs relating to the “Swords of Iron” war. Uncompensated labor costs are certain employment-related expenses incurred by the Company, in respect of its employees that were mobilized for reserve duty in “Swords of Iron” war, which were above the statutory ceiling for refund.

Specifically, management uses adjusted gross profit, adjusted operating income, and adjusted net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company, because these measures adjust for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe that adjusted gross profit, adjusted operating income, and Adjusted net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses adjusted diluted earnings per share to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.

We believe that adjusted diluted earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
GAAP gross profit	$1,641.8	$1,483.0	$1,373.3
Adjustments:
Amortization of purchased intangible assets (*)	18.9	27.3	31.7
Restructuring of a subsidiary's activities	—	17.5	—
Uncompensated labor costs related to "Swords of Iron" war	7.9	4.3	—
Stock-based compensation	2.4	1.8	1.6
Non-GAAP gross profit	$1,671.0	$1,533.9	$1,406.6
Percent of revenues	24.5%	25.7%	25.5%

GAAP operating income	$489.1	$369.1	$367.5
Adjustments:
Amortization of purchased intangible assets (*)	34.2	43.9	49.2
Restructuring of a subsidiary's activities	—	17.5	—
Stock-based compensation	15.8	12.1	10.5
Capital gain	—	—	(31.5)
Non-recurring gain related to grants	—	—	(28.6)
Uncompensated labor costs related to "Swords of Iron" war	11.3	6.1	—
Non-GAAP operating income	$550.4	$448.7	$367.1
Percent of revenues	8.1%	7.5%	6.7%

GAAP net income attributable to Elbit Systems’ shareholders	$321.1	$215.1	$275.4
Adjustments:
Amortization of purchased intangible assets (*)	34.2	43.9	49.2
Restructuring of a subsidiary's activities	—	17.5	—
Stock-based compensation	15.8	12.1	10.5
Capital gain	(2.0)	—	(20.5)
Revaluation of investments measured under fair value method	19.4	3.0	10.2
Non-recurring gain related to grants	—	—	(28.6)
Non-operating foreign exchange (gains) losses	(0.6)	12.0	(10.5)
Uncompensated labor costs related to "Swords of Iron" war	11.3	6.1	—
Tax effect and other tax items, net	(7.7)	(10.9)	(6.3)
Non-GAAP net income attributable to Elbit Systems’ shareholders	$391.5	$298.8	$279.4
Percent of revenues	5.7%	5.0%	5.1%

GAAP diluted net EPS	$7.18	$4.82	$6.18
Adjustments, net	1.58	1.88	0.09
Non-GAAP diluted net EPS	$8.76	$6.70	$6.27

(*)    While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors

Our directors as of March 6, 2025 are as follows:

Name	Age	Director Since
David Federmann (Chair)	50	2007
Ehud (Udi) Adam	67	2023
Noaz Bar Nir (External Director)	60	2020
Rina Baum	79	2001
Michael Federmann	81	2000
Tzipi Livni	66	2023
Dov Ninveh	77	2000*
Professor Ehood (Udi) Nisan	57	2016
Bilha (Billy) Shapira (External Director)	72	2019
__________________
* was not a member of the Board from April to October 2013

The term of office of each director, other than the External Directors, expires at the conclusion of the annual general shareholders meeting to be held during 2025, unless any director’s office is vacated earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association. The second three-year term of office for Bilha (Billy) Shapira as an External Director expires in November 2025, and the second three-year term of office for Noaz Bar Nir as an External Director expires in August 2026.

David Federmann. David Federmann has served as chair of the Board since August 2023, after serving as vice chair of the Board since 2015. He has served in various management capacities at Federmann Enterprises Ltd. (FEL), a privately-owned Israeli company, since 2000. FEL, directly and through subsidiaries, holds a diversified portfolio of investments, including ownership of approximately 43.90% of the Company’s outstanding shares. FEL also has ownership interests in Dan Hotels Ltd. (Dan Hotels), an Israeli hotel chain, Freiberger Compound Materials GmbH (Freiberger), a German company engaged in the supply of materials for the semi-conductor industry, and several financial, real estate and venture capital investments. David Federmann currently serves as chair of the board of Freiberger and as a member of the boards of directors of Dan Hotels, BGN Technologies Ltd. (the technology transfer company of Ben-Gurion University), and several other private companies. David Federmann is the son of Michael Federmann, who may be considered our controlling shareholder. Mr. David Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Ehud (Udi) Adam. Ehud (Udi) Adam has served as a strategic consultant to various public and private companies in the technology sector since June 2020. From 2008 until 2013, Mr. Adam served as the CEO of the Nuclear Research Center-Negev. From 2016 until May 2020, Mr. Adam served as director general of the Israeli Ministry of Defense. Since 2020, Mr. Adam has served as a director of Arma Ferrea Ltd., a company that develops and manufactures reactive armor systems, and as a director of Arma Kinetica Ltd., a company in the field of kinetic energy solutions. Since 2020, he has also served as chair of the board of Armalux Ltd., a company that engages in the field of laser systems and, since 2022, as chair of the board of Ecology for Protected Community Ltd., a company that employs people with special needs to collect electronic waste. Since 2021, Mr. Adam has served as the chair of a public committee of the Geophysical Institute of Israel and, since 2011, as president of “Midor Ledor”, a non-profit community association. In 2016, Mr. Adam served as chair of the board of IMI Systems Ltd., formerly an Israeli government owned defense company later acquired by the Company. Mr. Adam served in the Israeli Defense Forces (IDF) for 31 years, where he holds the rank of major general (reserves), and served as head of the Technological and Logistics Directorate and as head of the Northern Command. Mr. Adam holds a bachelor of arts degree in political science and government from Bar-Ilan University in Ramat Gan, Israel and a master’s degree in military and strategic leadership from Ecole de Guerre Paris. Mr. Adam serves as chair of the Company’s Corporate Governance and Nominating Committee and as a member of the Company's Compensation Committee and the Audit and Financial Statements Review Committee.

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

Michael Federmann. Michael Federmann served as chair of the Board between 2000 and August 2023. Since 2002 he has served as chair and CEO of FEL, where he held managerial positions since 1969. Mr. Federmann also serves as a director of Dan Hotels and of Freiberger. He serves as the president of the Germany - Israel Chamber of Industry and Commerce, was awarded the Order of Merit of the Federal Republic of Germany and is an Honorary Commander of the Order of the British Empire (CBE). Michael Federmann may be considered our controlling shareholder and is the father of David Federmann, the chair of the Board. Mr. Michael Federmann holds a bachelor’s degree in economics and political science from the Hebrew University, which has also awarded him an honorary doctorate in philosophy.

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

Bilha (Billy) Shapira (External Director). Mrs. Bilha (Billy) Shapira serves as a member of the board of governors of the Azrieli College of Engineering, the boards of several non-profit organizations in Israel and the board of governors of the Hebrew University. She is also a consultant for TABI Learning Technologies Ltd., a start-up company in the field of pedagogical instruments for students with learning and sensory integration disorders. From 2020 until 2024 she served as a member of the audit committee of the Azrieli College of Engineering. From 2018 until 2020, she was the head of the Israeli branch of Helmholtz Association of German Research Centers, a German association with centers worldwide that promotes research collaboration between German institutions and industries and foreign academic institutions, industrial entities and governmental research bodies. From 2009 until 2017, Mrs. Shapira served as vice president and CEO of the Hebrew University and as the CEO of VERA - the Association of Heads of Universities in Israel. Prior to that, she served for 36 years in various management capacities at the Hebrew University. Mrs. Shapira holds a bachelor’s degree in Russian studies and international relations and a master’s degree in administration and public policy from the Hebrew University. Mrs. Shapira serves as chair of the Company’s Compensation Committee and is a member of the Company’s Audit and Financial Statements Review Committee and the Corporate Governance and Nominating Committee. She is considered by the Board to have professional competence under the Companies Law.

Executive Officers

Our executive officers, who are the President and CEO and the Executive Vice Presidents who report to the President and CEO, as of March 6, 2025, are as follows:

Name	Age	Position
Bezhalel Machlis	61	President and Chief Executive Officer
Jonathan Ariel	68	Executive Vice President – Chief Legal Officer
Boaz Cohen	60	Executive Vice President – Marketing and Business Development North America, Australia and New Zealand
Haim Delmar	55	Executive Vice President – General Manager C4I and Cyber
Michael Edelstein	58	Executive Vice President – Strategy and Business Development Israel
Dr. Shelly Gordon	64	Executive Vice President – Chief Human Resources Officer
Dr. Yaacov Kagan	60	Executive Vice President – Chief Financial Officer
Ran Kril	54	Executive Vice President – International Marketing and Business Development
Yuval Ramon	59	Executive Vice President – Chief Operating Officer
Oren Sabag	51	Executive Vice President – General Manager ISTAR and EW
Yoram Shmuely	64	Executive Vice President – General Manager Aerospace
Yehuda Vered	67	Executive Vice President – General Manager Land
Yehoshua Yehuda	58	Executive Vice President – Strategy and Chief Technology Officer

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

At the Extraordinary General Meeting of Shareholders held on September 19, 2024, our shareholders, following a favorable recommendation of the Compensation Committee of the Board (the Compensation Committee) and the approval of the Board, approved an amended compensation policy applicable to Employment Terms and arrangements with our Office Holders (the Compensation Policy). For further information, please see the Compensation Policy filed as Exhibit 4.3 to this annual report.

In accordance with the provisions of the Companies Law as set forth above, the Compensation Policy is in effect for a three-year period ending in September 2027 or as otherwise may be mandated from time to time by the Companies Law.

For further information about the approval of Employment Terms of our Office Holders, see Item 10. Additional Information – Approval of Certain Transactions – Approval of Employment Terms of Office Holders.

Compensation of Directors and Executive Officers

Aggregate Compensation to Directors and Executive Officers

The following table sets forth the aggregate compensation costs for all of our directors and executive officers as a group for the fiscal year ended December 31, 2024: (U.S. dollars in thousands)*

	Salaries, Directors’ Fees Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors (consisting of 9 persons)	$611	$—
All executive officers (consisting of 13 persons)	$10,869	$1,522

*For information regarding the value of equity awards to the directors and executive officers, see below “2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities”.

Directors Fees

In accordance with the Compensation Policy and with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the Compensation Committee and the Board approved payment to the Company's directors (including to Michael Federmann who may be considered a controlling shareholder of the Company, and his son David Federmann), in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity, which rates are also paid to the Company’s External Directors, as well as reimbursement of expenses in accordance with Israeli law and the Company’s procedures, which are also paid to the Company’s External Directors. As a result, each of the Company’s directors is and will be entitled to an annual fee of approximately NIS 120,125 (equal to approximately $32,900) and a per meeting fee of approximately NIS 4,625 (equal to approximately $1,270), which reflect the above-mentioned fee levels, linked to the Israeli CPI.

2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities

In 2018, our Board approved the 2018 Equity Incentive Plan for Executive Officers (the 2018 Option Plan). See below “Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers”. In 2024 we granted 830,000 options to executive officers under the 2018 Option Plan, each with an exercise price of $197.82 per option and expiring on December 19, 2028. Of these, 150,000 options granted to our President and CEO are performance-based options that have a special condition for vesting, with such options automatically expiring on September 19, 2026 if the special condition is not met by such date (Performance-Based Options). For additional information, see our Proxy Statement filed with the SEC on August 15, 2024 (the August 2024 Proxy Statement).

In 2024 we recorded an amount of approximately $4.7 million as compensation costs related to options granted to our executive officers under the 2018 Option Plan. See Item 18. Financial Statements Note 22.

In 2024, we recorded an amount of approximately $0.01 million as compensation costs related to options granted to our executive officers prior to 2024 in start-up entities or similar ventures under their plans (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company) (Options in Other Entities).

Cash Bonuses

Elbit Systems has implemented an annual pay-for-performance bonus plan (Annual Bonus) based on pre-determined criteria that aims to align and unify our executive officers in reaching Elbit Systems’ short and long-term goals. Annual Bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on financial, business and operational results, as applicable, as well as individual performance. Payment of the Annual Bonus is also subject to the fulfillment of preconditions as described in our Compensation Policy. Our executive officers may also be granted other cash bonuses from time to time which are discretionary, subject to required approvals. For additional information, see the Compensation Policy filed as Exhibit 4.3 to this annual report and the August 2024 Proxy Statement.

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

Compensation of Five Most Highly Compensated Office Holders

The following describes the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2024. All amounts specified are in terms of cost to the Company as recorded in our financial statements.
Compensation for each of the specified Office Holders is indicated in terms of the following types of compensation costs:
(1) Salary Costs. Salary Costs include gross salary and, if and to the extent applicable to a respective Office Holder, social and other benefits such as vacation days, sick days, convalescence pay, monthly remuneration for a study fund, contributions made by the Company on behalf of the Office Holders to an insurance policy or a pension fund, contributions by the Company on behalf of the Office Holders towards work disability insurance, retirement and termination of service benefits and other benefits such as company car and communication costs. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.688, which represents the average weighted U.S. dollar – NIS exchange rate for the date of payments for each of the months during 2024 (Average Exchange Rate).

(2) Bonus Costs. Bonus Costs represent bonuses (Annual Bonuses, managerial evaluation and/or special bonuses, as the case may be) recorded in connection with the Office Holders with respect to the year ended December 31, 2024. U.S. dollar amounts indicated for Bonus Costs are based on the Average Exchange Rate.

(3) Stock Option Costs. Stock Option Costs are costs recorded with respect to the year ended December 31, 2024 related to the 2018 Option Plan and to Options in Other Entities. See above “Aggregate Compensation to Directors and Executive Officers” and “2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities” and below “Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers” and Item 18. Financial Statements – Notes 22C and 22D.

The five most highly compensated Office Holders in 2024 were as follows (U.S. dollar amounts are in thousands, except for per option data):

(1)Bezhalel Machlis – President and CEO. Compensation costs recorded for Mr. Machlis in 2024 included: $2,434 in Salary Costs, $1,588 in Bonus Costs and $1,382 in Stock Option Costs.

At the Annual General Meeting of Shareholders held on September 19, 2024, following the recommendation of the Compensation Committee and the Board, our shareholders approved amended employment terms for Mr. Machlis (Amended Employment Agreement). Under the Amended Employment Agreement, the principal amendments to Mr. Machlis’ employment terms are as follows:

Monthly Base Salary: Beginning with his salary for September 2024, Mr. Machlis is entitled to a gross monthly salary of NIS 300,000 (equal to approximately $82), adjusted to reflect the increase in the Israeli CPI published on September 15, 2024, in comparison to the Israeli CPI published on January 15, 2024. Thereafter, the salary will be updated once every 12 months, with the first update to be made with respect to his salary for the month of September 2025, in accordance with the increase in Israeli CPI.

Equity Based Compensation: Mr. Machlis was granted 400,000 options issued under the 2018 Option Plan with an exercise price of $197.82 per option and an expiration date of December 19, 2028. 150,000 of such options are Performance-Based Options, subject to a special condition for vesting and automatic early expiration on September 19, 2026 if the special condition is not met by such date.

Cash Bonus: No change was made in respect of the formula for determining Mr. Machlis' annual bonus, which is subject to certain preconditions set forth in the Company's compensation policy, and to a maximum annual amount of $2,000. The grant of a special bonus is subject to certain limitations, including that the Variable Compensation of the CEO may not exceed, on an annual basis, the aggregate of the “Maximum CEO's Annual Bonus” and "Maximum CEO’s Equity Amount”, as such terms are defined in the Company’s compensation policy.

The Amended Employment Agreement also includes components previously approved by shareholders, such as certain social and other benefits, termination arrangements, insurance, exemption and indemnification provisions. For further information on the Amended Employment Agreement, see the proxy statements filed with the SEC on March 22, 2016, March 3, 2021 and the August 2024 Proxy Statement, in regard to general meetings of Company shareholders.

(2) Yehuda Vered - Executive Vice President – General Manager Land. Compensation costs recorded for Mr. Vered in 2024 included: $749 in Salary Costs, $466 in Bonus Costs and $357 in Stock Option Costs.

(3) Yoram Shmuely - Executive Vice President – General Manager Aerospace. Compensation costs recorded for Mr. Shmuely in 2024 included: $860 in Salary Costs, $154 in Bonus Costs and $357 in Stock Option Costs.

(4) Jonathan Ariel - Executive Vice President – Chief Legal Officer. Compensation costs recorded for Mr. Ariel in 2024 included: $625 in Salary Costs, $111 in Bonus Costs and $333 in Stock Option Costs.

(5) Oren Sabag - Executive Vice President – General Manager ISTAR and EW. Compensation costs recorded for Mr. Sabag in 2024 included: $524 in Salary Costs, $111 in Bonus Costs and $372 in Stock Option Costs.

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

The terms of office of Mrs. Shapira and Mr. Bar Nir, the current External Directors on our Board, expire as described under “External Directors” below. The terms of office of the other seven current directors, each of whom was appointed at the Annual General Meeting of Shareholders held in September 2024, expire as described under “Directors and Executive Officers – Board of Directors” above. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

We are subject to Nasdaq Stock Market Inc. Listing Rules (the Nasdaq Rules) relating to the composition and practices of our Board. Among other things, these rules require that a majority of our directors be “independent” as defined in the applicable Nasdaq Rules and that our Audit and Financial Statements Review Committee, our Compensation Committee and our Corporate Governance and Nominating Committee each be composed exclusively of such independent directors. We comply with these Nasdaq requirements because (a) of our nine directors, the following five directors are independent under Nasdaq Rules: Ehud (Udi) Adam, Noaz Bar Nir, Tzipi Livni, Prof. Ehood (Udi) Nisan and Bilha (Billy) Shapira and (b) our Audit and Financial Statements Review Committee, our Compensation Committee and our Corporate Governance and Nominating Committee are each composed exclusively of directors who are independent under the Nasdaq Rules. Nominees for appointment or election as a director are recommended by the Board’s Corporate Governance and Nominating Committee. See below “Corporate Governance and Nominating Committee”.

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

(“Affiliation” means (subject to certain exceptions provided in regulations promulgated under the Companies Law): (a) an employment relationship, (b) a business or professional relationship maintained on a regular basis (excluding insignificant relationships), (c) control and (d) service as an office holder, excluding a director appointed in order to serve as an External Director of a company that is about to offer its shares in an Initial Public Offering.); and

(2) if and so long as:

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
Ehood (Udi) Nisan
Bilha (Billy) Shapira

Board and Committee Meetings

The Board meets quarterly and at other times during the year as necessary to conduct its activities. The Audit and Financial Statement Review Committee, in each of its roles as either the audit committee or the financial statements review committee, meets at least quarterly, and the Compensation Committee and Corporate Governance and Nominating Committee each meet at least annually. In addition, in accordance with the applicable Nasdaq Rules, our independent directors conduct executive sessions at least twice a year. Each of the committees also meets at additional times during the year as may be necessary to carry out its functions. As determined by our Board, Board members are expected to attend at least 90% of all meetings of the Board and the committees on which they serve (except in cases of unavoidable circumstances). During 2024, the average attendance for Board members at Board and committee meetings was approximately 99%.

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in Israel and the U.S. at the end of 2022, 2023 and 2024 were as follows:

	Total Employees	U.S. Employees	Israel Employees
2024	19,712	3,503	13,930
2023	18,984	3,546	13,200
2022	18,407	3,675	12,686

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 4,600 employees in Israel are covered by such agreements that extend for various periods through 2027. In addition, approximately 600 of the employees at Elbit Systems of America’s operations are covered by collective bargaining agreements in effect through various periods through April, 2026.

Share Ownership

As of March 6, 2025, to the Company's best knowledge, the ownership by the members of our Board and by our executive officers of our ordinary shares (either actual ordinary shares or ordinary shares that the person has the right to acquire within 60 days as the result of the exercise of an option), was as follows (in each case, based on information that each applicable person has provided to us):

(1) Michael Federmann, a member of our Board, has the right to control the voting of the 19,580,342 ordinary shares (i.e., approximately 43.90% of our outstanding ordinary shares) that are owned, directly and indirectly, by FEL (the FEL Share Position) and has an indirect economic interest in the FEL Share Position;

(2) David Federmann, the chair of our Board and the son of Michael Federmann, has an indirect economic interest in the FEL Share Position; and

(3) Except as provided above, as of March 6, 2025, no individual director or executive officer beneficially owned (as determined under SEC rules) 1% or more of our outstanding ordinary shares.

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

Elbit Systems’ Stock Option Plans

2018 Equity Incentive Plan for Executive Officers

In February 2018, our Board approved the 2018 Equity Incentive Plan for Executive Officers (as may be amended from time to time - the 2018 Equity Plan), for a period of eight years. The purpose of the 2018 Equity Plan is to link the compensation and benefits of our executive officers with the future growth and success of the Company and its affiliates and with long-term shareholder value. Our Board has also approved the appointment of our Compensation Committee as the administrator of the 2018 Equity Plan. Under the 2018 Equity Plan, the Company may allocate options to its Israeli resident executive officers, subject to receipt of approvals as required under Israeli Law (Options). Unless otherwise determined by the plan's administrator, Options are to be exercised using a “Net-Exercise Mechanism”, which entitles the recipients to exercise the Options for an amount of shares reflecting only the benefit factor. In 2018, the Board approved a pool of 1,000,000 Options. In February 2021, the Board approved amendments to the 2018 Equity Plan that increased the pool of Options permitted to be granted under the 2018 Equity Plan to 1,500,000 Options (an increase of 500,000 Options) and extended the duration of the 2018 Equity Plan by an additional three years. In February 2024, the Board further increased the pool of Options permitted to be granted under the 2018 Equity Plan to 2,300,000 (an increase of 800,000 Options), and made additional amendments to the 2018 Equity Plan (the Second Amendment), as reflected below.

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
The 2018 Equity Plan includes customary terms such as adjustments for capital modifications (reverse stock split, stock split, etc.), rights offering restructuring (split, merger, etc.). Under the 2018 Equity Plan, vesting of a participant’s Options granted prior to the Second Amendment will be fully accelerated in case his or her employment is terminated by the Company without cause within a period of twelve (12) months following any change of control over the Company. The 2018 Equity Plan also allows, subject to approvals of the Compensation Committee and the Board, acceleration, continued vesting and exercisability of the Options, as well as post-termination exercise periods, in case of termination of employment without cause, or as a result of death or disability. For further information on the terms of the 2018 Equity Plan see the Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers filed as Exhibit 4.2.1 to this annual report.

2022 Equity Incentive Plan for Employees

On January 16, 2022, our Board approved the 2022 Equity Incentive Plan for Employees (as may be amended from time to time - the Employees Plan), for a period of seven (7) years. The purpose of the Employees Plan is to enable Elbit Systems to link the compensation and benefits of its employees with the future growth and success of Elbit Systems and its affiliates and with long-term shareholder value, through the creation of a long-term incentive for employees. Our Board has also approved the appointment of our Compensation Committee as the administrator of the Employees Plan. Under the Employees Plan, the Company may allocate options to employees of Elbit Systems and its wholly owned subsidiaries. Unless otherwise determined by the plan's administrator, the options are to be exercised using a “Net-Exercise Mechanism”, which entitles the recipients to exercise the options for an amount of shares reflecting only the benefit factor. The Board approved an option pool of 1,100,000 options that may be granted under the Employees Plan. In February 2024, the Board approved an increase of the option pool to 2,050,000 (an increase of 950,000 options that may be granted under the Employees Plan).

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

The Employees Plan includes customary terms such as adjustments for capital modifications (reverse stock split, stock split, etc.), and rights offering restructuring (split, merger, etc.). The Employees Plan also allows, subject to approvals as set forth in the Employees Plan, acceleration, continued vesting and exercisability of the options, as well as post-termination exercise periods, in case of termination of employment without cause, or as a result of death or disability. For further information on the terms of the Employees Plan see the Elbit Systems Ltd. 2022 Equity Incentive Plan for Employees filed as Exhibit 4.2.2 to this annual report.

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

Under the 2018 Phantom Plan, phantom bonus units (2018 Plan Units) were granted to senior managers with three annual tranches, each tranche comprised of a number of units which entitle the recipient to the right to receive the financial benefit deriving from increases in the value of the Company’s shares during the applicable periods, as specified in the 2018 Phantom Plan. 2018 Plan Units are calculated separately for each tranche, and the total accrual period for each tranche is three years from the respective determination date of the applicable 2018 Plan Units.

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

The accrued benefit amount for the 2018 Plan Units (Accrued Benefit Amount) in each yearly tranche is the sum of all three Annual Benefit Amounts. Except in certain circumstances described in the 2018 Phantom Plan, the Accrued Benefit Amount of a tranche is paid to the recipient following the end of the third Yearly Calculation Period of the respective tranche, provided that the recipient remains an employee of the Company. The benefits received under the 2018 Phantom Plan are subject to taxation at ordinary personal income tax rates. For further information see Item 18. Financial Statements – Note 22.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

As of March 6, 2025, we had 44,606,761 ordinary shares outstanding. The following table sets forth specific information as of March 6, 2025, to the best of our knowledge, concerning:

•beneficial ownership of more than 5% of our outstanding ordinary shares; and

•the number of ordinary shares beneficially owned by all of our executive officers and directors as a group. Ordinary shares that a person has the right to acquire within 60 days of March 6, 2025 through the exercise of Options under the 2018 Equity Plan (see footnote (4) below) are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and Board members as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares(1)
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel	19,580,342	(2)	43.9%
All executive officers and directors as a group (22 persons)	153,237	(3) (4)	less than 1%

(1)    Based on 44,606,761 ordinary shares outstanding as of March 6, 2025.

(2)    Includes 3,836,458 ordinary shares held by Heris Aktiengesellschaft (Heris). Heris is owned, directly and indirectly, by Federmann Enterprises Ltd. (FEL). FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also a member of Elbit Systems’ Board and the chair of the board and the chief executive officer of FEL. Therefore, M. Federmann controls, directly and indirectly, the vote of ordinary shares owned by Heris and FEL (approximately 43.90% of our outstanding ordinary shares). In addition, Michael Federmann is the trustee of a trust on behalf of his sister, Irith Federmann-Landeau, that holds an indirect non-voting economic interest of approximately 7.7% in our outstanding ordinary shares through an indirect approximately 17.5% non-voting interest in FEL. Michael Federmann and his sons, David (who also serves as the chair of Elbit Systems’ Board), Gideon and Daniel Federmann, collectively hold an indirect economic interest equivalent to approximately 27.2% of our outstanding ordinary shares, with Michael Federmann holding an approximately 5.4% economic interest, David Federmann holding an approximately 8.7% economic interest, and each of Gideon and Daniel Federmann holding an approximately 6.5% economic interest. In connection with loans obtained from time to time by FEL from two Israeli banks, FEL has pledged to the banks an aggregate of 3,000,000 of our ordinary shares as security for the loans.

(3)    This amount (i) does not include any ordinary shares that may be deemed to be beneficially owned by Michael Federmann or David Federmann as described in footnote (2) above and (ii) includes shares held by the spouse of a director, but the director disclaims beneficial ownership over the spouse's shares.

(4)    The 2018 Equity Plan provides that unless otherwise determined by the plan's administrator, a “Net Exercise Mechanism” will be used, which entitles the recipients to exercise Options for the number of shares determined based on the excess, if any, of the fair market value of the shares underlying such options over the exercise price of such options, calculated based on the date of exercise. For further information regarding the 2018 Equity Plan see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems' Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers, as well as the Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers, filed as Exhibit 4.2.1 to this annual report. The number of ordinary shares reflected above as owned by all executive officers and directors as a group was calculated based on a hypothetical exercise on March 6, 2025, which is a theoretical date. The number of ordinary shares that will actually be issued will vary, depending on the date of exercise and the market price of the ordinary shares on such date. The aggregate number of Options granted to executive officers that are exercisable on or within 60 days following March 6, 2025 is 248,412 Options.

Rights in Shares, Significant Changes in Shareholders and Controlling Shareholders

Our major shareholders generally have the same voting rights as other holders of our ordinary shares. See also the Description of Securities.

In the Company's Annual Report on Form 20-F for 2022, Clal Insurance Enterprises Holdings Ltd. (Clal) and 1832 Asset Management L.P. (1832) were included as major shareholders beneficially owning more than 5% of the Company's ordinary shares. Pursuant to a Schedule 13G filed by Clal with the SEC on February 14, 2024, and a Schedule 13G filed by 1832 with the SEC on February 9, 2024, as of December 31, 2023, each of Clal and 1832 owned less than 5% of the Company’s ordinary shares and therefore were not included in the Company’s Annual Report on Form 20-F for 2023 as major shareholders beneficially owning more than 5% of the Company's ordinary shares. Other than as described above, we are not aware of any significant changes in the number of shares held by our major shareholders during the last three years.

As of March 6, 2025, approximately 11% of our outstanding ordinary shares were held in the United States by approximately 103 shareholders of record registered on the books of our transfer agent.

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

The Company does not believe its transactions with related parties during the annual period commencing on January 1, 2024 are either material to the Company or unusual in their nature or conditions. Certain transactions with related parties may also require special approvals under the Companies Law. For further information see Item 10. Additional Information – Approval of Certain Transactions. For further information regarding certain transactions between the Company and related parties see Item 18. Financial Statements – Note 27.

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

In 2024, our sales outside of Israel were approximately $4.8 billion, constituting approximately 71% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2024 Compared to 2023 – Revenues.

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:
(US dollars)

Year	Dividend
2022	2.00 per share
2023	2.00 per share
2024	2.00 per share

Significant Changes

Other than any significant event that may be described in this annual report, there have not been any significant changes since December 31, 2024.

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

Appointment and Removal of Directors. Under our Articles of Association our directors (except for External Directors – see Item 6. Directors, Senior Management and Employees – Board Practices – External Directors) are elected by the shareholders at the annual meeting by a simple majority of our ordinary shares. Directors generally hold office until the next annual general meeting. Under certain circumstances, our Board may appoint new directors to fill vacancies. For further information see Item 6. Directors, Senior Management and Employees – Directors and Executive Officers – Board of Directors.

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

Some members of our Board are also directors of FEL or companies controlled by FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, directors affiliated with any such companies will be excluded from any decisions concerning the issue or transaction. In addition, an issue or transaction with any of such companies also requires authorization in accordance with the requirements of the Companies Law. See below “Approval of Certain Transactions” and the Description of Securities under “Provisions Relating to Major Shareholders”.

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

Certain transactions and arrangements described above may also require shareholder approval, including, where applicable, by a Special Uninterested Majority. In addition, the Companies Law requires re-approval every three years with respect to some of the matters referred to above in the manner set out in the Companies Law. Re-approval when applicable is required by the audit committee or the compensation committee, as the case may be, and by the board of directors and, except for certain specific exemptions, by the shareholders. See below ‒ “Exemption, Insurance and Indemnification of Directors and Officers ‒ Exemption, Insurance and Indemnification of Directors and Officers under the Articles of Association” and also the Description of Securities under “Provisions Relating to Major Shareholders”.

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

In addition, pursuant to the Companies Law, in special cases the compensation committee and the board of directors may approve Employment Terms of an Office Holder (other than a director or a controlling shareholder, but including the CEO) that otherwise require the approval of the shareholders as specified above, even if the shareholders do not approve such Employment Terms, provided that:

(1)    both the compensation committee and the board of directors re-discussed the relevant Employment Terms, considered, among other things, the shareholders' objection and decided to approve them despite the shareholders’ objection, based on detailed reasoning; and

(2)    the company is not a “Public Pyramid Held Company”. A “Public Pyramid Held Company” is a public company that is controlled by another public company (including by a company that only issued debentures to the public), which is also controlled by another public company (including a company that only issued debentures to the public) that has a controlling shareholder.

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

Elbit Systems’ Compensation Policy allows Elbit Systems to purchase, from time to time during the term of the Compensation Policy, directors and officers (D&O) liability insurance. Pursuant to the Compensation Policy, the coverage limit under each such insurance policy will not exceed $250 million, and the insurance policy terms, as well as the premium paid by the Company, will reflect the current market conditions with respect to the Company and the nature of its operations. For additional information, see Item 6. Directors, Senior Management and Employees ‒ Compensation of Directors and Executive Officers ‒ Compensation Policy. In accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000, the inclusion of our Office Holders in any D&O liability insurance policy that is consistent with our Compensation Policy will require only the approval of our Compensation Committee if the D&O liability insurance policy applicable to each of them (i) is purchased on market terms and (ii) the purchase thereof will not have a material effect on the Company’s profitability, assets or obligations.

In a meeting held on April 4, 2024, our Compensation Committee approved the extension of our existing D&O liability insurance policy which complies with the provisions of our Compensation Policy and the inclusion therein, in addition to all other Office Holders, of Michael Federmann (who may be considered a controlling shareholder of the Company), his son David Federmann and Bezhalel Machlis, our President and CEO, in accordance with the requirements of the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000. As of March 6, 2025, the D&O policy’s limit of liability was $100 million. The Compensation Committee also approved the purchase of a D&O liability insurance policy for a subsidiary of the Company, which also covers certain Office Holders of the Company, including our President and CEO, in accordance with the limitations under our Compensation Policy.

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

Share Capital

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each, of which 44,606,761 ordinary shares were issued and outstanding as of March 6, 2025. All issued and outstanding ordinary shares are fully paid and non-assessable. For information regarding changes in share capital, see the Description of Securities under “Share Capital”.

Rights, Preferences and Restrictions of Shares

For information regarding voting rights, dividend rights and other rights generally applicable to our ordinary shares, including action necessary to change the rights of holders of our ordinary shares, see the Description of Securities under “Rights Generally Applicable to Ordinary Shares”.

General Meetings of Shareholders

An annual general meeting of our shareholders must be held once in each year and not later than 15 months after the preceding annual general meeting. Any general meeting that is not an annual general meeting is defined as an extraordinary general meeting. All shareholders of record are entitled to attend any annual or extraordinary general meeting and vote at general meetings in person, by a voting instrument, by proxy or through the Israeli Securities Authority’s electronic voting system.

Our Board may convene an extraordinary general meeting when and as it sees fit. In addition, the Board must, according to the Companies Law, convene an extraordinary general meeting if it receives a demand to do so from either: (i) at least two directors; (ii) at least one quarter of the members of the Board; or (iii) one or more shareholders who hold: (A) an aggregate of at least 10% of our issued share capital and at least 1% of all voting rights in the Company; or (B) at least 10% of all voting rights in the Company (however, under our Articles of Association it is sufficient for one or more shareholders to hold (A) at least 5% of our issued share capital and at least 1% of all voting rights in the Company, or (B) at least 5% of all voting rights in the Company), and in such case the extraordinary meeting must be held not more than 56 days from the submission date of such request to the Board and not later than 35 days from the applicable notice to shareholders described below. Any demand by a person or persons, as described in (i), (ii) and/or (iii) of this paragraph, who demands that an extraordinary general meeting be convened, must be made in writing and sent to our registered office, which is Elbit Systems Ltd., Advanced Technology Center, Haifa 3100401, Israel.

Subject to the provisions of our Articles of Association, as well as applicable law and regulations, including applicable laws and regulations of any stock market on which our shares are listed, notice of an annual general meeting and of an extraordinary general meeting must be sent at least 21 days (and in some cases at least 35 days) in advance to all shareholders recorded in our shareholders registry. Notice of an annual or extraordinary general meeting may be sent by us by personal delivery or prepaid registered mail. Such notice may also be sent by facsimile, email or other electronic means provided confirmation is made by registered mail and should be sent to shareholders at the address in our records. Further, under our Articles of Association, a notice to shareholders may also be served by publication in a daily Hebrew newspaper appearing in Israel (or any other form permitted by law, which includes posting on the Company's website). Such notice must include the place, date and hour of the meeting, the agenda for the meeting, the proposed resolutions and instructions for proxy voting.

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

In general, subject to the Companies Law, ordinary resolutions at a general meeting require approval of a majority of the votes cast at the general meeting, whether in person or by proxy, without taking into account abstentions. For information as to the required majority for the approval of related party transactions, see the Description of Securities under “Provisions Relating to Major Shareholders”. However, under our Memorandum of Association and Articles of Association, certain resolutions require a special majority of at least 67% of all votes properly cast at a general meeting, without taking into account abstentions.

Change of Control

See the Description of Securities under “Change of Control”.

Provisions Relating to Major Shareholders

See the Description of Securities under “Provisions Relating to Major Shareholders”.

Borrowing Power

See the Description of Securities under “Borrowing Power”. For additional information regarding our Articles of Association, see the Description of Securities.

Exchange Controls

No limitations exist or are imposed by Israeli law or our constituent documents with regard to the rights of non-Israeli shareholders or shareholders not resident in Israel to hold or exercise voting rights, except that such limitations may exist with respect to shareholders who are deemed enemies of the State of Israel under Israeli law.
As of the date of this annual report there are no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except that such limitations may exist with respect to shareholders who are deemed enemies of the State of Israel under Israeli law.

Our Memorandum of Association and Articles of Association do not restrict the ownership of ordinary shares by non-residents of Israel. Neither the Memorandum of Association and Articles of Association nor Israeli law restrict the voting rights of non-residents.

In addition, for a description of Israeli regulations relating to Israeli “defense entities” see the Description of Securities under “Regulation of Israeli Defense Entities”.

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

General Corporate Tax in Israel

Israeli companies are generally subject to corporate tax on taxable income and capital gains at the rate of 23%. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an “Approved Enterprise”, a “Beneficiary Enterprise”, a “Preferred Enterprise” or a “Preferred Technological Enterprise” (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the standard corporate tax rate.

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

We believe Elbit Systems qualifies as an Industrial Company. See further Item 18. Financial Statements – Note 18A(2). There can be no assurance that we will continue to qualify as an Industrial Company or that the tax benefits described above will be available in the future.

Investment Law. The Israeli Law for the Encouragement of Capital Investments, 1959 (the Investment Law) provides tax benefits to companies that make capital investments in eligible fixed assets. Under the Investment Law, subject to applicable conditions, companies could apply to receive “Approved Enterprise”, “Privileged Enterprise” or “Preferred Enterprise” status, each of which provides various tax benefits. See Item 18. Financial Statements – Note 18A.

A portion of our Israeli operations have been granted “Approved Enterprise”, “Privileged Enterprise” and “Preferred Enterprise” status, as described under “Investment Law” below. These operations are subject to taxation at reduced rates applicable to those types of enterprises. We cannot assure that Elbit Systems or our Israeli subsidiaries will continue to qualify for such benefits or benefits under the Law for Encouragement of Industry in the future. We also cannot assure that we will continue to qualify as an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, or that the benefits described above will be available in the future. See further Item 18. Financial Statements – Note 18A(3).

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

Capital gains to Israeli residents. The tax rate on capital gains to a “non-principal” individual shareholder (those persons holding less than 10% of any of our means of control) is 25%, and a tax rate for an individual “principal” shareholder (those persons holding 10% or more of any of our means of control at the time of sale or at any time during the preceding 12- month period) is 30%. Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) may also be subject to an additional surtax at a rate of 3% or 5%, as discussed below. Dealers in securities in Israel are taxed at regular tax rates applicable to business income. Israeli-resident companies are taxed on capital gains at the applicable corporate tax rate.

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

Taxation on Dividends Paid to a Shareholder

Income tax for individual Israeli residents. Residents of Israel are subject to income tax on distributions of dividends other than bonus shares (stock dividends). The tax rate on dividend income to a “non-principal” individual shareholder is 25% and 30% to an individual “principal” shareholder. The distributing company withholds at source tax at the rate of 25% or 30% in the case of a “principal shareholder” on the distribution date or at any time during the 12-month period prior to the dividend distribution date. A company the stock of which is traded on a stock exchange withholds tax at the rate of 25% from dividends distributes to a shareholder if the shares are registered with a nominee company (whether the recipient is a “principal” shareholder or not). Dividends distributed from “Preferred Income” under Preferred Enterprise status (see above “Investment Law”) are subject to a withholding tax rate of 20%, subject to a reduced tax rate under the provisions of applicable double taxation treaties. Following Elbit Systems' election in February 2022 to implement the Temporary Provision (see above “Investment Law”) and pay a reduced tax on distribution of the Selected Accumulated Income, dividends distributed in the future will include the Selected Accumulated Income, the withholding tax rate for which will be calculated according to the proportion between the Selected Accumulated Income and the total accumulated earnings as of December 31, 2020. Accordingly, the aggregate withholding tax rate on those dividends for individuals and non-residents is expected to be approximately 17%.

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

A non-Israeli resident who receives dividends from which tax was duly withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer; (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not liable to a surtax (as further explained below).

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

Surtax

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or a non-Israeli resident, and with respect to a non-Israeli resident, subject to tax treaties not otherwise limiting the applicable tax rate, non-Israeli resident) are also subject to an additional tax at a rate of 3% or 5% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2025 (approximately $200,000), which amount is linked to the annual change in the Israeli consumer price index. As of January 1, 2025, if the individual's passive income (such as income derived from dividends, interest and capital gains) exceeds said threshold, the individual will be subject to an additional 2% surtax on the excess amount.

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

The ordinary shares are listed on the Nasdaq and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were treated as a PFIC with respect to our 2023 and 2024 taxable years and do not expect to be treated as a PFIC for our current taxable year or in the reasonably foreseeable future. See “Passive Foreign Investment Company Rules”, below.

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

Subject to generally applicable limitations and conditions, Israeli dividend withholding tax paid at the appropriate rate applicable to the U.S. Shareholder may be eligible for a credit against such U.S. Shareholder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the IRS in regulations promulgated in December 2021, and any Israeli tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Shareholder. In the case of a U.S. Shareholder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Israeli tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Shareholders, the application of these requirements to the Israeli tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Israeli dividend tax is not a creditable tax for a U.S. Shareholder or the U.S. Shareholder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Shareholder may be able to deduct the Israeli tax in computing such U.S. Shareholder’s taxable income for U.S. federal income tax purposes. Israeli taxes paid by a U.S. Shareholder under circumstances in which an exemption from such tax was available generally will not be entitled to claim a credit or deduction for such taxes.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a Passive Foreign Investment Company (or PFIC) for any taxable year if at least 75% of its gross income consists of passive income (which is generally subject to certain exceptions for active businesses, dividends, interest, rents, royalties and gains from the sales of property generating such income), or at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were treated as a PFIC with respect to our 2023 and 2024 taxable years, and do not expect to be a PFIC for our current taxable year or in the reasonably foreseeable future. However, whether we are a PFIC is a factual determination that must be made at the close of each year and is based on factors that may be outside of our control, including, among other things, the valuation of our ordinary shares and assets, which will likely change from time to time. Therefore, there is no assurance that we will not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, or changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Shareholder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder's investment even if we no longer meet the threshold requirements discussed above, unless the U.S. Shareholder has made a “deemed sale” election once we are no longer a PFIC.

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

As of December 31, 2024 and December 31, 2023, the notional amount of our outstanding forward contracts was $4,105.8 million and $4,016.0 million, respectively. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivative instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2024. The table does not include information regarding the cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the Series B Notes issued during 2021 (see “Interest Rate Risk Management” below).

Maturity Date - Notional Amount - (US dollars in millions)

	2025	2026	2027	2028	2029 onwards	Total	Fair Value at 12/2024
Buy US$ and sell:
EUR	944.2	245.9	101.5	40.6	76.6	1,408.8	66.9
GBP	36.8	5.1	1.2	2.1	—	45.2	1.3
Other currencies	297.9	165.9	43.6	56.7	7.8	571.9	9.5
Total	1,278.9	416.9	146.3	99.4	84.4	2,025.9	77.7

Maturity Date - Notional Amount - (US dollars in millions)

	2025	2026	2027	2028	2029 onwards	Total	Fair Value at 12/2024
Sell US$ and buy:
EUR	140.9	21.7	20.3	5.0	—	187.9	(12.6)
GBP	62.4	13.6	21.4	21.3	—	118.7	(4.4)
NIS	1,676.5	27.4	—	—	—	1703.9	25.9
Other currencies	67.6	1.9	—	—	—	69.5	(3.4)
Total	1,947.4	64.6	41.7	26.3	—	2,080.0	5.5

On December 31, 2024, a 5% and 10% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $22.0 and $52.5 million, respectively, and a 5% and 10% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $14.7 and $23.1 million, respectively. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, most of such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2024 our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans, commercial paper and Notes. Our deposits were mainly in U.S. dollars.

In 2021, we issued NIS 1.9 billion (approximately $575 million) in Series B, C and D Notes. Following the issuance of Series B Notes we entered into cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Notes. Under the cross-currency interest rate swaps, the Series B Notes were adjusted to the changes of the NIS to the U.S.dollar and will pay a fixed U.S. dollar interest rate of 1.92% per annum. Since the Notes issuance we repaid annually installments of the Notes in the amount of approximately $62 million annually. As of December 31, 2024 the balance of the Notes was approximately $342 million.

During 2024 and 2023, we completed issuances in Israel of a U.S. Dollar denominated commercial paper. On December 31, 2024, we had commercial paper in an aggregate amount of approximately $350 million par value issued and outstanding. The commercial paper bears an annual interest of the SOFR interest rate and an additional 1% - 1.25%. S&P Global Ratings Maalot Ltd. has assigned an ilA-1+ (on local scaling) short term rating to the above mentioned commercial paper. See also Item 18. Financial Statements – Note 12.

The remaining debt is mainly short and long-term loans in U.S. dollars.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to cause that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2024, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management and key corporate functions and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013 Framework”). Based on this assessment, management believes that, as of December 31, 2024, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Kost Forer Gabbay & Kasierer (Kost), a member of EY Global, an independent registered public accounting firm (PACOB) (IB:1281), as stated in their report included in Item 18. Financial Statements.

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

Enterprise Resource Planning (ERP) Implementation. We deployed an advanced ERP system, as part of a multi-year plan to integrate and upgrade our systems and processes. The implementation of this ERP system which has been occurring in phases, began in 2020 and is currently in an advanced stage. The system was implemented at the Company's corporate headquarters and at our segments' main sites, with operational capability gradually increasing in these sites as we continue with the implementation process. As the phased and ongoing maturing implementation of this system occurs, we are experiencing certain changes to our processes and procedures which, in turn, result in changes to our internal control over financial reporting. While we expect the new ERP system to strengthen our internal financial controls by automating certain manual processes and standardizing business processes and reporting across our organization, management will continue to evaluate and monitor our internal controls as processes and procedures in each of the affected locations evolve.

Item 16A. Audit Committee Financial Expert.

As determined by our Board, Mr. Bar Nir and Prof. Nisan, members of our Audit and Financial Statements Review Committee, both meet the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, as determined by the Board. They are each independent, as that term is defined in the Nasdaq Rules. See also Item 6. Directors, Senior Management and Employees – Directors and Executive Officers – Board of Directors.

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

Item 16C. Principal Accountant Fees and Services.

At the Annual General Meeting of Shareholders held in September 2024, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

(U.S. dollars in thousands)

	Year ended December 31, 2024	Year ended December 31, 2023
Audit and Audit Related Fees	$4,642	$4,757
Tax Fees	359	401
Other Fees	—	120
Total	$5,001	$5,278

“Audit and Audit Related Fees” are the aggregate fees for the audit of our consolidated annual financial statements. This category also includes assurance and related services reasonably related to the performance of the audit or review of the our consolidated financial statements and services generally provided by the independent auditor, such as consents and assistance with and review of documents filed with the SEC. It also includes fees billed for accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

“Other Fees” are fees billed for services related to assessment of finance software.

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2023 or fiscal year 2024.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Reference is made to the disclosure relating to changes in shareholdings of major shareholders in Item 7. Major Shareholders and Related Party Transactions of this annual report on Form 20-F.

No shares were repurchased by Elbit Systems during 2024.

Item 16F. Changes in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G. Corporate Governance.

Generally, we follow corporate governance standards applicable to us under Israeli and U.S. laws and regulations and Nasdaq Rules.

As a foreign private issuer, Nasdaq Rule 5615(a)(3) allows us to follow Israeli corporate governance practices instead of certain Nasdaq requirements, subject to certain exceptions. This rule requires that we provide Nasdaq with a written statement from outside Israeli counsel stating that our corporate governance practices are not prohibited by Israeli law and disclose in our annual report the Nasdaq requirements we do not follow and the equivalent Israeli requirement.

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

In 2018, our Board approved the establishment of the 2018 Equity Plan and authorized the grant of up to 1,000,000 options to purchase our ordinary shares. In 2021, our Board approved an amendment to the 2018 Equity Plan to authorize the grant of up to additional 500,000 options thereunder and in 2024 our Board approved an amendment to the 2018 Equity Plan and authorized the grant of up to additional 800,000 options thereunder. In 2022, our Board approved the establishment of the Employees Plan and authorized the grant of up to 1,100,000 options to purchase our ordinary shares. In 2024 our Board authorized the grant of up to additional 950,000 options thereunder. In lieu of Nasdaq Rule 5635(c), the Company follows home country practice, which does not require shareholder approval in connection with the establishment or amendment of the 2018 Equity Plan or the Employees Plan. In connection with these actions, we provided Nasdaq with written statements from outside Israeli counsel as required under Nasdaq Rule 5615(a)(3). See also Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers and – 2022 Equity Incentive Plan for Employees.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

The Company has adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of the Company's securities by directors, senior management and employees, that it believes is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. For further information, please see the Insider Trading Policy filed as Exhibit 11.1 to this annual report.

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

•utilization of software and hardware solutions designed to protect and monitor our environment, including, among others, multifactor authentication, access controls, system backups, encryption, firewalls, intrusion detection and prevention systems, misconfiguration systems and identity management systems – in each case, for specific systems as determined by the Company;

•leveraging ISO-27001/27032/27035 and ISO-27017/27018 standards for general information technology controls, and Sarbanes-Oxley Act of 2002 requirements for assessment of internal controls;

•information security awareness training, including among others “phishing testing” conducted on a quarterly basis by our cybersecurity team for employees, cybersecurity updates on a regular basis and enhanced training on a quarterly basis for specialized employees involved in our systems and processes that handle sensitive information, customer data and audits. We also run tabletop exercises led by our Chief Information Security Officer (CISO) for our Executive Vice President - Chief Operating Officer (COO), Chief Security Officer (CSO) and Chief Information Officer (CIO) on an annual basis to simulate a response to a cybersecurity incident, and use the findings to improve our practices, procedures, and technologies;

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

•regular testing of our controls through penetration testing, vulnerability scanning, and attack simulation (including by utilizing breach attack simulations systems and using independent third-party service providers, as described below);

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

In recent years we have devoted significant resources in an increasing level, to configure, operate, maintain, monitor, upgrade and improve the security of our systems and databases, handle cyber-incidents and meet applicable customer requirements regarding their protection. As of the date hereof, our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. We have experienced an increase in the amount of these threats and attempted cyber-attacks over the last year, which may be related to the geopolitical environment. However, none of these acts were estimated to have had a material effect on the Company Where required, relevant authorities were notified in accordance with the relevant procedures the Company and its subsidiaries have in place. As reported in our annual report for 2022, during 2022 our monitoring and protection systems detected a cyber-incident at our U.S. subsidiary involving unauthorized access by a ransomware group to our subsidiary's network that resulted in disclosure of certain personal data and a minimal amount of non-critical business data. The incident was contained through the implementation of various measures, including the immediate shut-down of the network, which was gradually restored. Relevant authorities were notified by our subsidiary. We believe this incident did not have a material impact on the Company. For additional information related to our cybersecurity risks, see Item 3. Key Information – Risk Factors – Risks Related to Our Operations – A cyber or security attack or other similar incident resulting in a breach, disruption or failure in our or our supply chain's digital environment could adversely affect us.

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

Board of Directors and Audit and Financial Statements Review Committee - Acting as the Audit Committee

The Board is primarily responsible for the oversight of risks from cybersecurity threats. To fulfill this responsibility, our Board holds regular cybersecurity discussions on a semi-annual basis, during which it receives reports about cybersecurity risks from our COO, CISO, CSO and/or CIO and reviews the implementation and administration of the Cybersecurity Management Process. These reports may include, among others and as relevant: (a) a presentation of the Cybersecurity Work Plan and its status; (b) updates of the Audit and Financial Statements Review Committee - Acting as the Audit Committee in respect of its discussions and audits of the internal audit; (b) information regarding resource utilization, main actions taken, external consulting, new tools, audits and trainings with respect to cybersecurity; (c) updates of material cybersecurity threats or incidents and responses thereto if relevant; (d) regulatory updates; and (e) updates on cybersecurity trends, threat intelligence landscape and the results of assessments performed by internal stakeholders or third-party advisors.

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

Item 19.     Exhibits.

(a)    Index to Financial Statements

(b)    Exhibits

#	Description
1.1	Elbit Systems’ Memorandum of Association(1)
1.2	Elbit Systems’ Restated Articles of Association
2.1	Description of Securities
4.2.1	Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers(2)
4.2.2	Elbit Systems Ltd. 2022 Equity Incentive Plan for Employees(3)
4.3	Elbit Systems Ltd. Compensation Policy for Executive Officers and Directors
4.4	Summary of IMI Acquisition Agreements(4)
8	Major Operating Subsidiaries of Elbit Systems
11.1	Insider Trading Policy
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	Consent of Kost Forer Gabbay & Kasierer
97	Policy Regarding Recovery of Erroneously Awarded Compensation(5)
101	Inline XBRL Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)    Filed as Exhibit 1.1 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 25, 2020, and incorporated herein by reference.

(2)    Filed as Exhibit 4.2.1 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 28, 2024, and incorporated herein by reference.

(3)    Filed as Exhibit 4.2.2 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on April 7, 2022, and incorporated herein by reference.

(4)    Filed as Exhibit 4.4 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 19, 2019, and incorporated herein by reference.

(5)    Filed as Exhibit 97 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 28, 2024, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2025

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID:1281)	F - 2 - F - 6

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 6 - F -8

Consolidated Statements of Income	F - 8

Consolidated Statements of Comprehensive Income	F - 9

Statements of Changes in Equity	F - 10 - F - 13

Consolidated Statements of Cash Flows	F - 13 - F - 14

Notes to the Consolidated Financial Statements	F - 15 - F - 74

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and financial statement schedule listed in the Index at Item 19 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31,2024 , based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 20 , 2025, expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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
Description of the Matter
As described in note 17, as of December 31, 2024, the Company’s aggregate defined benefit pension obligation was $510 million and exceeded the fair value of pension plan assets of $302 million, resulting in an unfunded defined benefit pension obligation of $208 million. The Company updates the estimates used to measure the defined benefit pension obligation and plan assets at year-end or upon a remeasurement event to reflect updated participant data, actuarial assumptions and actual return on plan assets, among others.
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
March 20, 2025

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Elbit Systems Ltd.

Opinion on Internal Control over Financial Reporting
We have audited Elbit Systems Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Elbit Systems Ltd. and subsidiaries’ (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023 the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 19 and our report dated March 20, 2025, expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer
A member of EY Global
Tel Aviv, Israel
March 20, 2025

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands, except share data)

	Note	December 31, 2024	December 31, 2023
CURRENT ASSETS:
Cash and cash equivalents		$265,351	$197,429
Short-term bank deposits		1,330	10,518
Trade and unbilled receivables and contract assets, net	3	2,942,886	2,716,762
Other receivables and prepaid expenses	4	371,918	285,352
Inventories, net	5	2,773,696	2,298,019
Total current assets		6,355,181	5,508,080

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies and other companies	6	126,007	145,350
Long-term trade and unbilled receivables and contract assets	7	516,299	364,719
Long-term bank deposits and other receivables	8	67,510	87,648
Deferred income taxes, net	18F	34,064	23,423
Severance pay fund	2R	223,167	206,943
		967,047	828,083

OPERATING LEASE RIGHT OF USE ASSETS	9	527,075	425,884

PROPERTY, PLANT AND EQUIPMENT, NET	10	1,276,948	1,087,950

GOODWILL	11	1,490,585	1,499,065

OTHER INTANGIBLE ASSETS, NET	11	354,760	390,520

TOTAL ASSETS		$10,971,596	$9,739,582

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands, except share data)

	Note	December 31, 2024	December 31, 2023

CURRENT LIABILITIES:
Short-term credit and loans	12	$450,856	$576,594
Current maturities of long-term loans and Series B, C and D Notes	15,16	74,561	75,286
Operating lease liabilities	9	84,912	67,390
Trade payables		1,343,816	1,254,126
Other payables and accrued expenses	13	1,207,717	1,194,347
Contract liabilities	14	2,149,306	1,656,103
Total current liabilities		5,311,168	4,823,846

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	15	27,395	41,227
Series B, C and D Notes, net of current maturities	16	278,529	342,847
Employee benefit liabilities	2Q,17	454,334	510,416
Deferred income taxes and tax liabilities, net	18F	73,916	55,240
Contract liabilities	14	816,796	354,319
Operating lease liabilities	9	454,057	363,100
Other long-term liabilities	20	274,421	298,296
Total long-term liabilities		2,379,448	1,965,445

COMMITMENTS AND CONTINGENT LIABILITIES	21

EQUITY:	22
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2024 and 2023; Issued and outstanding 44,547,673 and 44,453,850 shares as of December 31, 2024 and 2023, respectively.		12,842	12,816
Additional paid-in capital		459,330	443,570
Accumulated other comprehensive income (loss)		64,298	(17,797)
Retained earnings		2,741,070	2,508,914
Total Elbit Systems Ltd. equity		3,277,540	2,947,503
Non-controlling interests		3,440	2,788
Total equity		3,280,980	2,950,291

TOTAL LIABILITIES AND EQUITY		$10,971,596	$9,739,582

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars (In thousands, except per share data)

	Note	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Revenues	2S, 23	$6,827,871	$5,974,744	$5,511,549
Cost of revenues		5,186,051	4,491,790	4,138,266
Gross profit		1,641,820	1,482,954	1,373,283
Operating expenses:
Research and development, net	24	466,402	424,420	435,650
Marketing and selling, net		375,358	359,141	326,020
General and administrative, net		311,007	330,285	313,047
Other operating income, net	9D	—	—	(68,918)
Total operating expenses		1,152,767	1,113,846	1,005,799

Operating income		489,053	369,108	367,484
Financial expenses, net	25	(151,125)	(137,827)	(51,364)
Other income (expenses), net	26	3,818	(4,787)	(23,562)
Income before income taxes		341,746	226,494	292,558
Income taxes	18D	(39,058)	(22,913)	(24,131)
		302,688	203,581	268,427
Equity in net earnings of affiliated companies and partnerships	6B	19,176	12,275	7,042
Net income		$321,864	$215,856	$275,469
Less: net income attributable to non-controlling interests		(726)	(725)	(21)
Net income attributable to Elbit Systems Ltd.’s shareholders		$321,138	$215,131	$275,448

Basic net earnings per share attributable to Elbit Systems Ltd.’s shareholders	22	$7.22	$4.85	$6.21
Diluted net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$7.18	$4.82	$6.18

Weighted average number of shares used in computation of basic net earnings per share		44,480	44,375	44,322
Weighted average number of shares used in computation of diluted net earnings per share		44,709	44,592	44,581

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars (In thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Net income	$321,864	$215,856	$275,469

Other comprehensive income (loss), net of tax:(*)
Foreign currency translation differences	(18,025)	4,572	(17,946)
Unrealized gains (losses) on derivative instruments	67,899	(15,197)	(87,004)
Pension and other post-retirement benefit plans	32,147	64,517	130,329
	82,021	53,892	25,379
Total comprehensive income	403,885	269,748	300,848
Less: comprehensive income attributable to non-controlling interest	1,246	856	899
Comprehensive income attributable to Elbit Systems Ltd.’s shareholders	$405,131	$270,604	$301,747

(*)     Other comprehensive income (loss), net of tax expenses in the amounts of $3,541, $132 and $1,419 for the years 2024, 2023 and 2022, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non– controlling interest	Total equity
Balance as of January 1, 2022	44,260,868	$12,762	$420,966	$(97,857)	$2,195,764	$14,628	$2,546,263
Exercise of options	83,338	24	—	—	—	—	24
Stock based compensation	—	—	10,463	—	—	—	10,463
Dividends paid and declared	—	—	—	—	—	(11,275)	(11,275)
Dividends paid and declared	—	—	—	—	(88,648)	—	(88,648)
Other comprehensive loss, net of tax expense of $1,419	—	—	—	26,299	—	(920)	25,379
Net income attributable to non-controlling interests	—	—	—	—	—	21	21
Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	275,448	—	275,448
Balance as of December 31, 2022	44,344,206	$12,786	$431,429	$(71,558)	$2,382,564	$2,454	$2,757,675

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non– controlling interest	Total equity
Balance as of January 1, 2023	44,344,206	$12,786	$431,429	$(71,558)	$2,382,564	$2,454	$2,757,675
Exercise of options	109,644	30	—	—	—	—	30
Stock-based compensation	—	—	12,141	—	—	—	12,141
Dividends paid and decleared	—	—	—	—	(88,781)	(522)	(89,303)
Other comprehensive income, net of tax income of $132	—	—	—	53,761	—	131	53,892
Net income attribuatable to non controlling interests	—	—	—	—	—	725	725
Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	215,131	—	215,131
Balance as of December 31, 2023	44,453,850	$12,816	$443,570	$(17,797)	$2,508,914	$2,788	$2,950,291

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non– controlling interest	Total equity
Balance as of January 1, 2024	44,453,850	$12,816	$443,570	$(17,797)	$2,508,914	$2,788	$2,950,291
Exercise of options	93,823	26	—	—	—	—	26
Stock-based compensation	—	—	15,760	—	—	—	15,760
Dividends paid and declared	—	—	—	—	(88,982)	—	(88,982)
Other comprehensive income, net of tax expense of $3,541	—	—	—	82,095	—	(74)	82,021
Net income attributable to non controlling interests	—	—	—	—	—	726	726
Net income	—	—	—	—	321,138	—	321,138
Balance as of December 31, 2024	44,547,673	$12,842	$459,330	$64,298	$2,741,070	$3,440	$3,280,980

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (In thousands)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$321,864	$215,856	$275,469
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	158,391	164,799	161,290
Stock-based compensation	15,760	12,141	10,463
Amortization of Series B, C and D related issuance costs, net	493	579	773
Deferred income taxes and reserve, net	1,649	(13,165)	(2,219)
Gain on sale of property, plant and equipment	(596)	(651)	(18,995)
Loss (gain) on sale of investments, remeasurement of investments held under fair value method	18,136	4,990	(7,360)
Equity in net earnings of affiliated companies and partnerships, net of dividend received(*)	(8,213)	10,046	11,368
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade and unbilled receivables and contract assets, net and prepaid expenses	(473,926)	(96,594)	97,151
Increase in inventories, net	(480,309)	(351,594)	(305,058)
Increase (decrease) in trade payables, other payables and accrued expenses	65,663	175,446	(123,289)
Severance, pension and termination indemnities, net	(40,159)	(24,331)	(51,689)
Increase in contract liabilities	955,857	16,187	192,164
Net cash provided by operating activities	534,610	113,709	240,068

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets, net of investment grants and evacuation grants	(215,051)	(187,037)	(205,110)
Acquisitions of subsidiaries and business operations, net of cash assumed (Schedule A)	—	(10,380)	(12,430)
Investments in affiliated companies and other companies, net	(3,603)	(5,416)	(4,466)
Deconsolidation of subsidiary (Schedule B)	7,376	—	81,487
Deferred payment on acquisition	—	—	(50,749)
Proceeds from sale of property, plant and equipment	4,107	1,466	24,882
Proceeds from sale of investments	18,594	151	11,651
Proceeds from sale (investment in) of long-term deposits, net	(180)	83	186
Proceeds from (investment in) short-term deposits, net	9,923	(9,467)	2,567
Net cash used in investing activities	(178,834)	(210,600)	(151,982)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	26	30	24
Issuance of commercial paper, net	36,380	313,620	—
Repayment of long-term loans	(11,320)	(246,231)	(122,353)
Proceeds from long-term loans	—	20,000	39,547
Repayment of Series B, C and D Notes	(61,862)	(62,434)	(65,379)
Dividends paid	(88,958)	(89,248)	(86,813)
Change in short-term bank credit and loans, net	(162,120)	147,475	99,003
Net cash provided by (used in) financing activities	(287,854)	83,212	(135,971)

Net increase (decrease) in cash and cash equivalents	67,922	(13,679)	(47,885)
Cash and cash equivalents at the beginning of the year	$197,429	$211,108	$258,993
Cash and cash equivalents at the end of the year	$265,351	$197,429	$211,108

(*) Dividends received from affiliated companies	$10,963	$22,321	$18,409

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

SUPPLEMENTAL CASH FLOW ACTIVITIES:

Cash paid during the year for:	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Income taxes, net	$34,890	$30,708	$75,593
Interest	$76,332	$66,766	$25,579

Schedule A: Acquisitions of subsidiaries and business operations

Fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Working capital (deficit), net (excluding cash and cash equivalents)	$—	$246	$5,085
Property, plant and equipment	—	19	5,163
Other long-term assets	—	77	—
Goodwill and other intangible assets	—	16,220	38,017
Investment in Company accounted for under the equity method	—	—	(8,191)
Deferred income taxes	—	—	(171)
Employee benefit liabilities, net	—	—	(269)
Long-term liabilities	—	(6,182)	(27,204)
	$—	$10,380	$12,430

Schedule B: Deconsolidation of subsidiary

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Working capital (deficit), net (excluding cash and cash equivalents)	$(4,070)	$—	$(35,901)
Property, plant and equipment	(1,597)	—	(48,365)
Other long-term assets	(3,179)	—	(4,254)
Other long-term liabilities	83	—	12,870
Other comprehensive income	1,479	—	(3,177)
Non-controlling interest	—	—	11,275
Gain from deconsolidation	(92)	—	(13,935)
	$(7,376)	$—	$(81,487)

Schedule C: Supplemental disclosures of non-cash investing activities

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Purchase of property and equipment with accounts payable	$79,197	$82,515	$41,272

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.    GENERAL

Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation that is approximately 43.95% owned by Federmann Enterprises Ltd. Elbit Systems’ shares are traded on the Nasdaq Global Select Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”).

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

The Company reports segment information in five segments. The Company’s segments are organized based on a combination of the nature of products and services offered, together with a organizational structure. (See Note 23). The Company’s five reportable segments are:

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

C.    "SWORDS OF IRON" WAR

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of brutal attacks on civilian and military targets. Hamas and soon thereafter Hezbollah, operating from Lebanon, launched extensive rocket attacks on the Israeli population and industrial centers, including areas in which some of Elbit's facilities and employees were located. Following the October 7 attacks, the State of Israel declared a state of war, which it called “Swords of Iron”, commencing a military campaign in Gaza and, at a later stage, in Lebanon. Israel was also subject to missile and drone attacks by Iran and other terrorist organizations on different fronts, including the Houthi movement from Yemen and rebel militia groups in Syria. These attacks prompted military responses by Israel. In addition, the Houthi movement launched attacks on shipping in the Red Sea, resulting in widespread rerouting of cargo ships and some shipping companies ceasing shipments to Israel. The current situation is complex, with a temporary ceasefire agreed to between Israel and Lebanon at the end of November 2024 and a separate temporary ceasefire declared with Hamas in January 2025. The results of both ceasefires are uncertain.

Since the commencement of the war, Elbit Systems has experienced a material increased demand for its products and solutions from the Israel Ministry of Defense (IMOD) compared to the demand levels prior to the war. The Company has also increased its support to the IMOD, mainly through deliveries of its various systems and the dedicated efforts of its employees. At the same time, the Company and its subsidiaries around the world continued to conduct their business in international markets. During 2024, the Company was awarded contracts by the IMOD totaling over $5,000,000. Subject to further developments, which are difficult to predict, the IMOD’s increased demand for the Company’s products and solutions may continue and could generate material additional orders to the Company.

While the vast majority of the Company's facilities in Israel continue to operate uninterrupted, some of Elbit's operations have experienced disruptions due to supply chain and operational constraints, including among others due to the temporary evacuation of employees working at facilities subject to missile attack, significant employee call up for reserve duty, increase in transportation costs and delays due to factors such as the Houthi movement attacks on shipping in the Red Sea, material and component shortages, limitations imposed by some countries on exports to Israel and attacks on some of Elbit's global facilities by anti-Israeli organizations.

Elbit Systems has taken a number of steps to protect the safety and security of its employees in Israel and abroad, to support increased production, mitigate existing and potential supply chain disruptions and to maintain business continuity, including the relocation of certain production lines from facilities in evacuated areas to alternative facilities, recruitment of additional employees, increased monitoring of global supply chains to identify delays, shortages and bottlenecks, rescheduling deliveries to certain customers as necessary, and increased inventories. As of March 6, 2025, most relocated production lines have returned to their original locations, most employees evacuated from facilities subject to attacks have returned to their original locations and the percentage of employees called up for reserve duty has declined from approximately 5% on December 31, 2024 to approximately 4%. This rate could fluctuate depending on future developments.
The extent of the effects of the war on the Company's performance will depend on future developments that are difficult to predict at this time, including its duration and scope. We continue to monitor the situation closely.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 - GENERAL (Cont.)

D.     ACQUISITIONS AND INVESTMENTS

1.On February 29, 2024, the Company's subsidiary, Elbit Systems United Kingdom, sold its holdings in a wholly-owned subsidiary, Elite KL Ltd., for approximately $7,400. As a result the Company recognized a gain of approximately $92.

2.On April 1, 2023, ESA completed the acquisition of 100% of Pacific Electronics Enterprises Inc. ("PEE") for a purchase price of approximately $10,000. PEE is located in Huntington beach, California, and specializes in the overhaul and repair of a wide spectrum of avionic equipment (communication, navigation, radar) and ground-based electronic systems.

3.On April 1, 2022, the Company completed the acquisition of 100% of an Israeli affiliated company, Opgal Industries Ltd. previously held by the Company at 50%, for a purchase price of an amount of approximately $8,000.

4.On November 1, 2022 , the Company completed the acquisition of 100% of a Swiss company, for a purchase price of approximately $24,000, of which approximately $21,000 is contingent consideration, which may become payable on the occurrence of certain future events. As of December 31, 2024, the contingent consideration was approximately $20,600 (See Note 20).

5.On November 25, 2018, the Company completed the acquisition of 100% of the interests in an Israeli company, IMI Systems Ltd. and its subsidiaries (collectively: “IMI”), for a total nominal consideration of approximately $520,000 (approximately NIS 1,900 million). The consideration was comprised of the following: approximately $380,000 (approximately NIS 1,400 million) paid in cash, and approximately $24,000 (approximately NIS 90 million) as contingent consideration recorded at fair value subject to IMI achieving agreed performance goals. During 2024, the Company eliminated its contingent consideration and as a result recognized a gain of approximately $14,900 in general and administrative expenses.

Further to the acquisition agreement, the Company was entitled to premises evacuation compensation in the amount of approximately $365,000 (approximately NIS 1,365 million), upon the relocation of certain of IMI's facilities. During 2019, the Company sold the premises evacuation receivable for the amount of approximately $345,000 to an Israeli bank and accounted for the transaction as a true sale under ASC 860. The Company is still entitled to receive customer price index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value and as of December 31, 2024 amounted to approximately $42,600 (See Note 4 and Note 8).

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

The following table displays the changes in accumulated other comprehensive income (loss), net of taxes, in the amount of $82,095, $53,761 and $26,299, for the years ended December 31, 2024, 2023 and 2022, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) with respect to pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of December 31, 2021	$50,570	$(99,181)	$(49,246)	$(97,857)
Other comprehensive income (loss) before reclassifications	(138,485)	127,673	(15,743)	(26,555)
Amount reclassified from accumulated other comprehensive income (loss)	51,481	2,656	(1,283)	52,854
Net current-period other comprehensive income (loss)	(87,004)	130,329	(17,026)	26,299
Balance as of December 31, 2022	$(36,434)	$31,148	$(66,272)	$(71,558)
Other comprehensive income (loss) before reclassifications	(112,641)	88,686	4,441	(19,514)
Amount reclassified from accumulated other comprehensive income (loss)	97,444	(24,169)	—	73,275
Net current-period other comprehensive income (loss)	(15,197)	64,517	4,441	53,761
Balance as of December 31, 2023	$(51,631)	$95,665	$(61,831)	$(17,797)
Other comprehensive income (loss) before reclassifications	42,653	75,218	(17,951)	99,920
Amount reclassified from accumulated other comprehensive income (loss)	25,246	(43,071)	—	(17,825)
Net current-period other comprehensive income (loss)	67,899	32,147	(17,951)	82,095
Balance as of December 31, 2024	$16,268	$127,812	$(79,782)	$64,298

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g, budgets, business plans, financial statements, etc.). During 2024, 2023 and 2022 no impairment was recorded.

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

Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2%-17%
Instruments, machinery and equipment	7%-32%
Office furniture and other	7%-12%
Motor vehicles and airplanes	14%-18%	(Mainly 15%)

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

Recoverability of assets (or assets group) to be held and used is determined by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount is higher, an asset is deemed to be impaired and the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the years ended December 31, 2024, 2023 and 2022, no impairment was recognized.

P.    GOODWILL IMPAIRMENT

Goodwill is subject to an impairment test at the reporting unit level on an annual basis during the fourth quarter of the year (or more frequently if impairment indicators arise).

The Company identified several reporting units based on the guidance of ASC 350, “Intangibles – Goodwill and Other”.

The impairment test compares carrying values of the reporting units to its estimated fair values. If the carrying value exceeds the fair value, then the Company recognizes an impairment of goodwill for the amount of this excess. For each of the three years in the period ended December 31, 2024, no impairment was identified.

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

Severance pay expenses for the years ended December 31, 2024, 2023 and 2022, amounted to approximately $85,685, $78,659 and $71,627, respectively.

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

Revenues from our contracts are recognized using the five-step model in ASC 606, “Revenue from Contracts with Customers”. At first, the Company determines if an agreement with a customer is considered a contract to the extent it has a commercial substance, it is approved in writing by both parties, all rights and obligations including payment terms are identifiable, the agreement between the parties creates enforceable rights and obligations, and collectability in exchange for goods and services that will be transferred to the customer is considered probable. The Company then assesses the transaction price for a contract in order to determine the consideration the Company expects to receive, excluding amounts collected on behalf of other third parties and indirect taxes, for satisfying the performance obligations called for in the contract. At contract inception, the Company also assesses the timing of transfer of goods and services to the customer as compared to the timing of payments, to determine whether a significant financing component exists. In certain limited instances, we may provide our customers with long-term financing arrangements which are assessed if they meet the criteria to become a significant financing component. To the extent such long-term financing creates a significant financing component, it is reflected as a reduction to the transaction price with a corresponding interest income pro-rata over the credit period. A payment received from customers in advance of the satisfaction of the corresponding performance obligation for a period extending 12 months or more that is deemed significant may also be considered to be a significant financing component. To the extent such an advance payment create a significant financing component, it is reflected as an addition to the transaction price, with a corresponding interest expense over the period the performance obligation is satisfied. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of control is less than one year. To the extent the transaction price includes variable consideration (e.g., contract penalties, economic price adjustments, unpriced change orders or like measures), the Company usually estimates the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances.

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

For most of the Company's long-term contracts, where the Company's performance does not create an asset with an alternative use and the Company has right to payment for performance completed to date., the Company recognizes revenue over time as it performs because of continuous transfer of control to the customer. For Israeli, U.S. and some other government contracts, this continuous transfer of control to the customer is supported by the governing law or clauses in the contract that typically allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit and take control of any work-in-process. Similarly, for other government contracts, the customer typically controls the work-in-process as evidenced either by contractual termination for convenience clauses or by the Company's rights to payment for work performed to date plus a reasonable profit for products or services that do not have an alternative use to the Company.

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

Service revenues include contracts primarily for the provision of supplies and services other than those associated with design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which is distinct from a contract or performance obligation for the design, development or delivery of products. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, maintenance contracts, training and similar activities. Revenues from service contracts or performance obligations were less than 10% of total revenues in each of the years ended December 31, 2024, 2023 and 2022.

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

The aggregate cumulative catch-up adjustment in EAC estimates on significant contracts had the following favorable/ (unfavorable) impact on the Company's operating results:

The Company's operating results included cumulative catch-up adjustment in EAC resulting from changes in performance cost estimates to decrease of approximately $78,800 (1.52% of cost of revenues), a decrease of $51,000 (1.14% of cost of revenues) and a decrease of $38,000 (0.92% of cost of revenue) for the years ended December 31, 2024, 2023 and 2022, respectively. These adjustments changed the Company's net income by approximately $69,800 (decrease of $1.56 per diluted share), $44,700 (decrease of $1.00 per diluted share) and $32,700 (decrease of $0.73 per diluted share) for the years ended December 31, 2024, 2023 and 2022, respectively.

In addition, the net impact of these EAC adjustments on revenue recognized from the Company's performance obligations was approximately $(36,400), $(23,300) and $(32,800) for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company has recognized lease revenues from sale-type lease in accordance with ASC 842 of approximately $169,000 and $178,000 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2023 and 2024 the Company's lease receivables balances were zero as the amount was paid in advance .

Disaggregation of revenue:
Revenue by products and services was as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Revenue from sale of products	$6,222,939	$5,412,455	$5,105,921
Service revenue	604,932	562,289	405,628
	$6,827,871	$5,974,744	$5,511,549

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.    REVENUE RECOGNITION (Cont.)

Revenue by transfer type was as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Over time	$4,119,580	$3,987,097	$3,478,768
Point in time	2,708,291	1,987,647	2,032,781
	$6,827,871	$5,974,744	$5,511,549

Revenue by customers was as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
Israel Government Authorities (1,2)	$1,755,695	$1,000,541
US Government (2)	1,022,277	1,018,811
Other Governments	3,496,079	3,457,021
Commercial sales and other	553,820	498,371
	$6,827,871	$5,974,744
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
The Company's backlog as of December 31, 2024 was $22.6 billion. The Company expects to recognize approximately 57% as revenues in 2025 and 2026, with the remainder to be recognized thereafter.

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

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the balance sheet, are as follows:

	2024	2023
Balance, at January 1	$88,475	$93,150
Warranties issued during the year	18,942	32,038
Reduction due to expired warranties or claims during the year	(25,594)	(38,940)
Additions resulting from acquisitions	—	2,227
Reduction due to deconsolidation of a subsidiary	(382)	—
Balance, at December 31	$81,441	$88,475

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Fair value measurement at December 31, 2024 using:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Available-for-sale marketable securities:
Foreign currency derivatives	$—	$106,932	$—
Premises evacuation building input index receivable	—	—	22,587
Investments elected to be accounted for using the fair value method	—	—	24,862
Liabilities
Contingent purchase obligation (*)	—	—	(20,564)
Foreign currency derivatives	—	(23,741)	—
Cross-currency interest rate swap	—	(29,202)	—
Total	$—	$53,989	$26,885

(*) for the main change during the year please refer to Note 1(D)(5).

Fair value measurement at December 31, 2023 using:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives	$—	$50,348	$—
Premises evacuation building input index receivable	—	—	55,747
Investments elected to be accounted for using the fair value method	—	—	55,098
Liabilities
Contingent purchase obligation	—	—	(40,460)
Foreign currency derivatives	—	(81,254)	—
Cross-currency interest rate swap	—	(35,159)	—
Total	$—	$(66,065)	$70,385

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    TRANSFERS OF FINANCIAL ASSETS

ASC 860, “Transfers and Servicing”, establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for transfers of financial assets to qualify for accounting as a true sale. Transfers of financial assets typically consist of the factoring of receivables to Israeli and European financial institutions. Financial expenses related to the sold rights were $42,654, $17,474 and $2,218 for the years ended December 31, 2024, 2023 and 2022, respectively. The increase in factoring expenses during 2024, is mainly due to the extension of the premise evacuation agreement.

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

The weighted average number of shares related to outstanding anti-dilutive stock options excluded from the calculations of diluted net earnings per share was not material in each of the three years ended December 31, 2024.

AC.    SEGMENT REPORTING

The Company reports segment information based on a management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments (See Note 23).

AD.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

1.In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker (CODM). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. the Company adopted the new standard effective December 31, 2024. As a result, we have enhanced the segment disclosures to include the presentation of research and development costs by segment and the disclosure of the Company's CODM. The adoption of this ASU affects only the Company disclosures, with no impacts to the Company financial condition and results of operations.
The disclosures are included in Note 23.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AD.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (Cont.)

2.    In September 2022, the FASB issued ASU 2022-04, Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which requires a buyer in a supplier finance program to disclose qualitative and quantitative information about its supplier finance programs. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements. The Company facilitates a voluntary supplier finance programs through a financial institution that allows certain suppliers in Israel to request early payment for invoices, at a discount, from the financial institution. The Company’s obligations to its suppliers, including amounts due and payment terms, are consistent, irrespective of whether a supplier participates in the program. The Company is not party to the arrangements between the participating suppliers and the financial institution. Under this program, the Company confirms the validity of supplier invoices to the financial institution and remits payments to it based on the original payment terms. The outstanding obligation under the suppliers finance program are included within the short-term and long-term account payables in the consolidated balance sheet. As of December 31, 2024 the amount of supplier finance obligation was as follows:

December 31, 2024
Opening balance	$149,000
Additions (new agreements)	143,897
Payments	(51,128)
Ending balance	$241,769

AE.    RECENT ACCOUNTING PRONOUNCEMENTS

1.In November 2024, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires an entity to disclose the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. It also requires an entity to include certain amounts that are already required to be disclosed under current GAAP in the same disclosure. Additionally, it requires an entity to disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and to disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. An entity may apply the amendments prospectively for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. the Company currently evaluating the impact of ASU 2024-03 and expect the standard will only impact the disclosures with no material impact on operating results, financial position, or cash flows.

2.In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires entities to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. The ASU is effective for annual periods beginning after 15 December 2024. Early adoption is permitted. The ASU should be applied retrospectively to each period in which a balance sheet is presented. The Company expect this ASU to only impact the disclosures with no impacts to the results of operations, cash flows and financial condition.

AF.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 3 - TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS, NET

The following table presents the components of trade receivables and contract assets, net as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Trade and unbilled receivables (1)	$1,006,557	$767,089
Contract assets (2)	1,948,464	1,957,697
Less – allowance for credit loss (3)	(12,135)	(8,024)
	$2,942,886	$2,716,762

(1)    Trade and unbilled receivables balances represents amounts for which the Company's right for consideration is unconditional. The balance also includes receivables from affiliated companies in the amounts of $120,039 and $92,721, as of December 31, 2024 and 2023, respectively. Trade receivables and contract assets are expected to be billed and collected during 2025.

Short and long-term trade receivables and contract assets include amounts related to contracts with the Israeli Ministry of Defense (“IMOD”) in the aggregate amounts of $761,536 and $746,816, as of December 31, 2024 and 2023, respectively.

(2)    Contract assets (unbilled receivables) include unbilled amounts typically resulting from sales under contracts for which over-time method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer.

Contract assets are net of progress payments and advance payments. Contract assets decreased during 2024, primarily due to billings related to the satisfaction or partial satisfaction of performance obligations during 2024 exceeding the revenue recognized. There were no significant credit or impairment losses related to our contract assets during 2024 and 2023.

(3)    Allowance for credit losses reflects its current estimate of credit losses expected to be incurred over the life of the trade receivables based on historical experience, current conditions and reasonable and supportable forecasts. The changes in the allowance for credit losses were as follows:

	2024	2023
Balance as of January 1,	$9,172	$9,162
Current period provision for expected credit loss	5,701	674
Write-off charges against the allowance for expected credit losses	(867)	(664)
Balance as of December 31,	$14,006	$9,172

As for long-term trade and unbilled receivables. (see Note 7).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

The following table presents the components of other receivables and prepaid expenses as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Prepaid expenses	$106,406	$96,505
Government institutions	92,993	87,864
Derivative instruments	82,605	36,070
Premises evacuation building input index receivable (1)	19,995	—
Cost to obtain	15,131	20,141
Prepaid IT support services	8,959	8,424
Prepaid insurance	7,315	5,938
Other receivables	38,514	30,410
Total	$371,918	$285,352

(1)    During 2019, the Company sold the premises evacuation receivable to an Israeli bank and is still entitled to receive building inputs index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value (see Note 1D(4)).

Note 5 -    INVENTORIES, NET

The following table presents the components of inventories, net of customer advances as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Cost incurred on long-term contracts in progress(*)	$1,026,611	$911,055
Raw materials	1,373,491	1,155,579
Advances to suppliers and subcontractors	414,626	266,205
	2,814,728	2,332,839
Less: Provision for losses on long-term contracts	(41,032)	(34,820)
	$2,773,696	$2,298,019

(*)     Costs incurred to fulfill a contract in advance of the contract being awarded are included in inventories as work-in-process if the Company determines that those costs relate directly to a contract or to an anticipated contract that can be specifically identified and contract award is probable, the costs generate or enhance resources that will be used in satisfying performance obligations, and the costs are recoverable (referred to as pre-contract costs). Pre-contract costs that are initially capitalized in inventory are generally recognized as cost of revenues consistent with the transfer of control of the products and services to the customer. All other pre-contract costs, including start-up costs, are expensed as incurred. As of December 31, 2024 and 2023 pre-contract costs were included in inventory in the amount of, $167,094 and $216,036, respectively. During 2024 the Company wrote off pre-contract inventory in an amount of approximately $47,000 due to low probability of realization.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES AND OTHER COMPANIES

A.    INVESTMENTS IN AFFILIATED COMPANIES:

	December 31, 2024	December 31, 2023
Companies accounted for under the equity method(1)	$101,145	$90,252
Companies accounted for under the fair value method and other investments(2)	24,862	55,098
	$126,007	$145,350

(1)    See Note 6B.
(2)    See Note 6C.

B.    INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

	December 31, 2024	December 31, 2023
Company A (1)	$88,974	$79,285
Company B (2)	5,220	3,496
Company C (3)	3,641	3,119
Other	3,310	4,352
	$101,145	$90,252

(1)Company A is an Israeli company, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Company A is engaged in the development and production of various thermal detectors and laser diodes. Company A is jointly controlled and therefore is not consolidated in the Company’s financial statements. During 2024 and 2023, the Company received dividends in the amount of approximately $10,800 and $8,900, respectively, from Company A.

(2)Company B is a U.K. joint venture held 50% by a wholly-owned U.K. subsidiary of the Company and 50% by Kellogg Brown & Root Limited.

(3)Company C is an Asia pacific joint venture held 49% by the Company and 51% by Adani group.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES AND OTHER COMPANIES (Cont.)

B.    INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.):

Equity in net earnings of affiliated companies and partnerships is as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Company A	$20,492	$10,526	$9,622
Company B	1,582	1,822	2,230
Company C	522	(93)	—
Other (*)	(3,420)	20	(4,810)
	$19,176	$12,275	$7,042

(*)    Other equity in net earnings of affiliated companies includes losses in the mounts of approximately $ 3,500 and 5,200 during the years ended December 31, 2024 and 2022 respectively, related to loss as a result of change in holding rate, and loss resulting from the sale of affiliated companies.

The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31, 2024	December 31, 2023
Current assets	$327,961	$465,442
Non-current assets	159,219	136,783
Total assets	$487,180	$602,225

Current liabilities	$229,280	$166,359
Non-current liabilities	66,165	237,399
Shareholders' equity	191,735	198,467
Total liabilities and equity	$487,180	$602,225

Income Statement Information:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Revenues	$390,225	$328,138	$294,120
Gross profit	$143,055	$111,698	$111,023
Net income	$32,440	$10,391	$24,416

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES AND OTHER COMPANIES (Cont.)

C.    INVESTMENTS ACCOUNTED FOR UNDER THE FAIR VALUE METHOD AND OTHER INVESTMENTS:

Investments accounted for under the fair value method are evaluated by applying relevant methods as the market approach with the use of an option pricing method or the earning approach using discounted future cash flows, as follows:

	December 31, 2024	December 31, 2023
Company D (1)	$—	$17,155
Company E (2)	7,301	19,410
Company F (3)	—	972
Company G (4)	13,561	13,561
Company H (5)	4,000	4,000
	$24,862	$55,098
(1)    Company D engages in the field of commercial cybersecurity. During 2022 the Company re-evaluated its investment in Company D and decreased its value in the amount of approximately $6,900 . During 2024, the Company sold its holdings in Company D for the proceed of approximately $13,500, as a result the company recognized a fair value loss of approximately $3,600 (see Note 26).

(2)    Company E engages in developing surgeon-centered visualization technologies. During 2021, following a third party investments, the Company re-evaluated the fair value of its holdings in Company E and recognized in other income a gain of approximately $4,800. During 2022, the Company invested in Company G $1,400 and following third parties investments, the Company re-evaluated the fair value of its holdings in Company E and recognized in other income a gain of approximately $3,200. During 2023, the Company invested in Company E $3,600 and following third parties investments, the Company re-evaluated the fair value of its holdings in Company E and recognized in other income a loss of approximately $1,300. During 2024 the Company invested in Company E $2,800. The Company re-evaluated the fair value of its holding in Company E and recognized in other other income a loss of approximately $14,900 (See Note 26).

(3)    Company F is an Israeli company held 35% by the Company. During 2022 the Company re-evaluated its investment in Company F and decreased its value in the amount of approximately $2,500. During 2023 the Company re-evaluated its investment in Company F and recognized in other income a loss of approximately $1,500. During 2024 the Company re-evaluated its investment in Company F and recognized in other income a loss of approximately $970 (see Note 26).

(4)    Company G is an Israeli Company held 6% by the Company. During 2023, due to shareholders investment, the Company estimated the fair value of its holdings in Company G and recorded a loss of approximately $118 in its fair value. During 2024 there was no indication of change in Company G fair value (see Note 26).

(5) Company H is an Israeli company of which the Company owns 25% of the outstanding share capital, which is engaged in the field of tactical ground robotic systems. During the first quarter of 2022 the Company invested $2,000 in Company H. During the last quarter of 2022 the Company re-evaluated its investment in Company H and decreased its value in the amount of approximately $4,000. During 2024 there was no indication of change in Company H fair value.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 7 - LONG-TERM TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS

The following table presents the components of long-term trade and unbilled receivables and contract assets as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Trade and unbilled receivables	$60,854	$71,763
Contract assets	457,316	294,104
Less - allowance for credit loss	(1,871)	(1,148)
Total	$516,299	$364,719

The majority of the long-term contract assets are expected to be billed and collected during the years 2026-2033. Long-term trade receivables and contract assets are mainly related to contracts with the IMOD.

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

The following table presents the components of long-term bank deposits and other receivables as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Premises evacuation building input index receivable(1)	$22,587	$55,747
Derivative financial instruments(2)	24,327	14,279
Long term balances of Non-qualified deferred compensation plan (3)	11,524	10,492
Deposits with banks and other long-term receivables	9,072	7,130
	$67,510	$87,648

(1)    During 2019, the Company sold the premises evacuation receivable to an Israeli bank and is still entitled to receive building inputs index adjustments on the base premises evacuation receivable.(see also Note 4).

(2)    Derivative financial instruments related to long term projects.

(3)    Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code. (see Note 17).

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

A.    Supplemental Consolidated Statement of Financial Position information related to leases was as follows:

	December 31, 2024	December 31, 2023

Operating lease right of use assets	$527,075	$425,884

Current portion of operating lease liabilities	84,912	67,390
Non-current portion of operating lease liabilities	454,057	363,100
Total operating lease liabilities	$538,969	$430,490

Weighted average remaining lease term (years)	4.63	4.58
Weighted average discount rate	4.12%	4.02%

B.    For the years ended December 31, 2024, 2023 and 2022, cash payments against operating lease liabilities totaled approximately $98,318, $89,251 and $90,848, respectively, and non-cash transactions to recognize operating assets and liabilities for new leases totaled approximately $194,863, $101,971 and $79,357, respectively.

Maturities of operating lease liabilities for the next five years are as follows:

December 31, 2024
2025	$105,832
2026	92,208
2027	64,919
2028	49,018
2029	46,131
2030 and thereafter	$334,273
Total lease payments	$692,381
Less imputed interest	153,412
Total	$538,969

C.    Lease expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $107,678, $94,296 and $90,134, respectively.

D.    During 2022, the Company recognized a gain of approximately $18,950 related to sale and lease back of buildings by the Company's subsidiaries in Israel.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 10 - PROPERTY, PLANT AND EQUIPMENT, NET

The following table presents the components of property, plant and equipment, net as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Cost (1):
Land, buildings and leasehold improvements (2)	$1,156,083	$996,156
Instruments, machinery and equipment	1,420,055	1,299,426
ERP (3)	132,817	124,803
Office furniture and other	90,461	86,313
Motor vehicles and airplanes	49,871	50,132
Total cost	2,849,287	2,556,830
Accumulated depreciation	(1,572,339)	(1,468,880)
Depreciated cost	$1,276,948	$1,087,950

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $124,185, $120,895 and $112,063, respectively.

(1)     Net of investment grants received (mainly for construction, machinery and equipment) in the amounts of $21,440 and $39,250 as of December 31, 2024 and 2023, respectively.

(2)    Set forth below is additional information regarding the real estate owned or leased by the Company (square feet):

	Israel(a)	U.S.(b)	Other Countries(c)
Owned	1,619,433	771,145	881,916
Leased	7,658,727	910,025	713,418

a.Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.
The Company is in the process of completing the construction of a new munitions production site in Ramat Beka in southern Israel in the scale of approximately 860,000 square feet. Initial production has commenced and is expected to gradually increase during 2025 and thereafter. In accordance with the agreement with Israel's Land Authority, the Company's evacuation of Ramat Hasharon site in Israel is currently postponed to the end of 2026.

b.Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of Elbit Systems of America, primarily in Texas, New Hampshire, South Carolina, Florida, Alabama and Virginia. The facilities in New Hampshire, Florida and Alabama are located on owned land totaling approximately 109 acres. Universal Avionics Systems Corporation's facilities are located in Arizona, Washington and Georgia, of which 166,000 square feet are owned and 83,000 square feet are leased.

c.Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America, Canada and Asia-Pacific.

(3)     Includes equipment produced by the Company for its own use in the aggregate amount of $130,300 and $127,301 as of December 31, 2024 and 2023, respectively.

(4)    The Enterprise Resource Planning (“ERP”) system includes certain costs incurred during the application development stage that have been capitalized in accordance with authoritative accounting guidance related to accounting for the cost of computer software developed or obtained for internal use. The capitalized costs for this ERP system were approximately $8,259 and $15,273, for the years ended December 31, 2024 and 2023, respectively. These costs are amortized over the system's estimated useful life, over a period not to exceed 12 years in the aggregate, as the ERP system is placed in service.

As for liens on assets – see Notes 21G.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 11 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	December 31, 2024	December 31, 2023
Original cost:
Technology	$405,004	$406,391
Customer relations	388,112	390,511
Trademarks and other	207,011	207,375
	1,000,127	1,004,277
Accumulated amortization:
Technology	272,035	259,956
Customer relations	176,702	162,728
Trademarks and other	196,630	191,073
	645,367	613,757
Amortized cost	$354,760	$390,520

B.    EXPENSES

Amortization expenses amounted to $34,206, $43,903 and $49,227 for the years ended December 31, 2024, 2023 and 2022, respectively.

C.    AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2025		$32,265
2026		32,719
2027		31,690
2028		28,316
2029		25,062
2030	and thereafter	204,708
		$354,760

D.    CHANGES IN GOODWILL

Changes in goodwill during 2024 were as follows:

	Aerospace	C4I and Cyber	ISTAR and EW	Land	ESA	Total
Balance, at January 1, 2024	$63,188	$316,655	$133,228	$571,866	$414,128	$1,499,065
Sale of a subsidiary (1)	—	—	—	(3,211)	—	(3,211)
Net translation differences (2)	(2,333)	—	(2,936)	—	—	(5,269)
Balance, at December 31, 2024	$60,855	$316,655	$130,292	$568,655	$414,128	$1,490,585

(1)See Note 1D(1).
(2)Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 12 - SHORT-TERM CREDIT AND LOANS

	Interest %	December 31, 2024	December 31, 2023
Loans	SOFR + 1.0% - 1.5%	$100,179	$162,034
Commercial papers, Series A and B (*)	SOFR + 1.0% - 1.25%	350,000	313,620
Bank credit	SOFR + 1.0% - 1.5%	677	100,940
		$450,856	$576,594

As of December 31, 2024 the SOFR rate of short-term loans was 4.49%.

(*)    In 2023, the Company completed an issuance in Israel of a U.S. Dollar denominated commercial paper series A in an amount of approximately $313,620 par value bearing an annual interest of the three-months SOFR interest rate and an additional 1%. The series A commercial paper is for a term of 90 days, which may be extended by additional periods of 90 days each, up to a maximum period of 5 years, and is also subject to early repayment at the request of an investor with a seven business days notice, or at the Company's discretion, with a twenty-one days prior notice. During 2024, additional issuances of series A commercial paper were made and certain portions were repaid.

In September 2024, the Company completed an issuance in Israel of a U.S. Dollar denominated commercial paper series B in an amount of $110 million par value bearing an annual interest of the three-months SOFR interest rate and an additional 1.25%. The series B commercial paper is for a term of 90 days, which may be extended by additional periods of 90 days each, up to a maximum period of 5 years, and is also subject to early repayment at the request of an investor or at the Company's discretion, with a thirty days notice.

The commercial paper Series A and B is not listed on any stock exchange. As of December 31, 2024 we had approximately $ 240,000 par value issued and outstanding series A commercial paper and $ 110,000 par value issued and outstanding series B commercial paper.

Note 13 - OTHER PAYABLES AND ACCRUED EXPENSES

	December 31, 2024	December 31, 2023
Payroll and related expenses	$363,024	$329,249
Provision for vendors on accrued expenses	99,389	133,376
Provision for vacation pay (1)	91,179	83,393
Provision for warranty and cost	87,488	92,138
Provision for royalties	72,187	66,540
Provision for losses on long-term contracts	69,816	60,630
Provision for income tax, net of advances	34,130	28,387
Other income tax liabilities	33,536	40,006
Derivative instruments	24,924	69,036
Dividend payables	22,269	22,226
Value added tax (“VAT”) payable	21,049	29,599
Contingent purchase obligations	8,053	3,033
Other (2)	280,673	236,734
	$1,207,717	$1,194,347

(1)Long-term provision for vacation pay - see Note 20.
(2)Includes provisions for estimated future costs in respect of (1) unbilled services of certain third parties, (2) probable loss from claims (legal or asserted) in the ordinary course of business and (3) damages caused by the items sold and claims as to the specific products ordered.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 14 - CONTRACT LIABILITIES (CUSTOMER ADVANCES)

	December 31, 2024	December 31, 2023
Contract liabilities	$2,966,102	$2,010,422
Less: Contract liabilities presented under long-term liabilities	816,796	354,319
	$2,149,306	$1,656,103

During the year ended December 31, 2024, the Company recognized approximately $1,109,620 of its contract liabilities at December 31, 2023 During the year ended December 31, 2023 the Company recognized approximately $858,965 of its contract liabilities at December 31, 2022. Contract liabilities increased during 2024, primarily due to payments received in excess of revenue recognized on these performance obligations.

As for guarantees see Notes 21D, 21G.

Note 15 - LONG-TERM LOANS, NET OF CURRENT MATURITIES

	Currency	Interest %	Years of maturity	December 31, 2024	December 31, 2023
Long-term loans	USD	S + 1.35% - 1.75%	2026-2028	$949	$1,504
	EURO	2.02% - 2.50%	2026-2029	37,614	51,333
				38,563	52,837
Less: current maturities				11,168	11,610
				$27,395	$41,227

For covenants see Note 21E.

As of December 31, 2024, the SOFR quarterly interest rate for long-term loans denominated in U.S. dollars was 4.31%.

The maturities of these loans for periods after December 31, 2024, are as follows:

2025 - current maturities	11,168
2026	11,445
2027	11,818
2028 and thereafter	4,132
$38,563

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 16 - SERIES B, C AND D NOTES, NET OF CURRENT MATURITIES

	December 31, 2024	December 31, 2023
Series B, C and D Notes	$343,105	$408,199
Less – Current maturities	(63,393)	(63,676)
Premium (discount) on Series B, C and D Notes, net	(1,183)	(1,676)
	$278,529	$342,847

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

During the year ended December 31, 2024, the Company recorded $8,864, as interest expenses and $493 as amortization of debt issuance costs and premium, net, on the Series B, C and D Notes.

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

During 2024, the Company paid the third installment of Notes B, C and D in the amount of approximately $61,773.

Future principle payments for Series B, C and D Notes, including the effect of cross-currency interest rate swap transactions, are as follows:

Future principal payments for Series B, C and D Notes:
2025 Current maturities	$69,917
2026	69,917
2027	69,917
2028	69,917
2029	96,057
$375,725

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY

The Company’s subsidiaries ESA, IMI and its subsidiaries in Israel, a German subsidiary (the “German Subsidiary”) and a Belgian subsidiary (the “Belgian Subsidiary”) sponsor benefit plans for their employees in the U.S., Israel, Germany and Belgium, respectively, as follows:

1.    Defined Benefit Retirement Plan based on Employer’s Contributions

a)    ESA has five defined benefit pension plans (the “Plans”) which cover the employees of ESA’s two subsidiaries and represented two other subsidiaries. Monthly benefits are based on years of service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stocks, bonds and cash by a financial institution, as the investment manager of the Plans’ assets. The service cost component of net periodic pension and other post-retirement benefit plan expense is recorded in operating profit and is allocated between the cost of sales and general and administrative expenses, depending on the responsibilities of the employees. The non-service cost components of net periodic pension and other post-retirement benefit plan expense (i.e., interest cost, expected return on plan assets and net actuarial gains or losses) are included in the line item Other (income) expense, net in the income statement.

Participation in the ESA’s qualified defined benefit plans was frozen as of January 1, 2010, for non-represented employees. Benefit accruals ceased for non-represented employees effective December 31, 2018. Benefit accruals ceased for all represented employees effective December 31, 2020.

The measurement date for ESA subsidiaries' benefit obligation is December 31.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Changes in benefit obligation:
Benefit obligation at beginning of year	$566,786	$646,023
Service cost	10,200	5,578
Interest cost	24,605	29,429
Exchange rate differences	(251)	(8,516)
Actuarial gain	(56,174)	(62,183)
Benefits paid	(35,036)	(35,705)
Effect of settlement commitment	—	(7,840)
Benefit obligation at end of year	$510,130	$566,786
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	$290,008	$280,225
Benefit assets related to acquired companies	203	—
Actual return on Plans’ assets (net of expenses)	21,287	38,316
Employer contribution	6,719	947
Benefits paid	(16,401)	(21,654)
Effect of settlement commitment	—	(7,826)
Fair value of Plans’ assets at end of year	$301,816	$290,008
Accrued benefit cost, end of year:
Funded (unfunded) status	$(208,316)	$(276,738)
Unrecognized net actuarial loss	(117,865)	(84,210)
	$(326,181)	$(360,948)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	$(38,200)	$(28,279)
Accrued benefit liability, non-current	(170,116)	(248,459)
Accumulated other comprehensive income, pre-tax	(117,865)	(84,210)
	$(326,181)	$(360,948)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Components of the Plans’ net periodic pension cost:
Service cost	$10,200	$5,578	$7,598
Interest cost	24,605	29,429	16,800
Expected return on Plans’ assets	(17,742)	(17,825)	(22,678)
Amortization of prior service cost	—	(1,246)	—
Amortization of net actuarial loss	—	—	18,596
Recognition of net actuarial gain	(30,343)	(5,098)	—
Total net periodic benefit cost	$(13,280)	$10,838	$20,316
Additional information
Accumulated benefit obligation	$510,130	$561,350	$643,617

	December 31, 2024	December 31, 2023
Weighted average assumptions:
Discount rate as of December 31	5.4%	4.9%
Expected long-term rate of return on Plans’ assets	7.0%	7.0%
Rate of compensation increase	1.3%	1.5%

Asset allocation by category as of December 31:

	2024	2023
Asset category:
Equity Securities	49.2%	53.1%
Debt Securities	48.4%	44.0%
Other	2.4%	2.9%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the Plans' obligations and the expected timing of benefit payments. The target asset allocation for the Plans' years presented is as follows:

	2024	2023
Asset category:
Equity Securities	53.0%	53.0%
Debt Securities	46.0%	46.0%
Other	1.0%	1.0%
Total	100.0%	100.0%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The fair value of the asset values by category at December 31, 2024, was as follows:

	Total	Quoted prices in active markets for identical assets (level 1)	Significant observable inputs (level 2)	Significant unobservable inputs (level 3)
Asset category
Cash	$3,951	$3,951	—	—
Cash equivalents:
Money market funds (a)	3,414	3,414	—	—
Fixed income securities:
Mutual funds (b)	80,855	80,855	—	—
U.S treasuries	14,575	8,269	6,306	—
Corporate bonds	50,706	—	50,706	—
Equity securities:
International companies (c)	10,033	10,033	—	—
Mutual funds (d)	138,282	138,282	—	—
Total	$301,816	$244,804	$57,012	$—

(a) This category includes highly liquid daily traded cash-like vehicles.
(b) This category invests in highly liquid mutual funds representing a diverse offering of debt issuance.
(c) This category represents common stocks of companies domiciled outside of the U.S.; they can be represented by ordinary shares or American Depository Receipts (ADRs).
(d) This category represents mutual funds investing principally in a variety of equity assets.

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

It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2024 Plan year have been satisfied as of December 31, 2024. Benefit payments over the next five years are expected to be $17,274 in 2025, $17,996 in 2026, $18,551 in 2027, $18,944 in 2028 and $19,382 in 2029.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan

ESA offers retiree medical benefits to a limited number of retirees. The measurement date for ESA's benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Change in benefit obligation:
Benefit obligation at beginning of period	$1,231	$867
Service cost	128	86
Interest cost	58	43
Actuarial (gain) loss	(148)	271
Employee contribution	9	9
Benefits paid	(40)	(45)
Benefit obligation at end of period	$1,238	$1,231
Change in plan assets:
Employer contribution	$31	$36
Employee contribution	8	9
Benefits paid	(39)	(45)
Fair value of Plan assets at end of period	$—	$—

	Year ended December 31, 2024	Year ended December 31, 2023
Accrued benefit cost, end of period:
Funded (unfunded) status	$(1,238)	$(1,231)
Unrecognized net actuarial gain	(1,626)	(1,616)
Accrued benefit cost, end of period	$(2,864)	$(2,847)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(61)	$(71)
Accrued benefit liability, non-current	(1,177)	(1,159)
Accumulated other comprehensive gain, pretax	(1,626)	(1,617)
Net amount recognized	$(2,864)	$(2,847)

Components of net periodic pension cost (for period):	Year ended December 31, 2024	Year ended December 31, 2023
Service cost	$128	$86
Interest cost	58	43
Amortization of net actuarial gain	(138)	(186)
Total net periodic benefit cost	$48	$(57)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan (Cont.)

Assumptions as of end of period:	Year ended December 31, 2024	Year ended December 31, 2023
Discount rate	5.50%	4.90%
Health care cost trend rate assumed for next year	6.50%	6.00%
Ultimate health care cost trend rate	4.00%	4.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2024 was as follows:

	1% increase	1% decrease
Net periodic benefit cost	$21	$(18)
Benefit obligation	$97	$(87)

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $18,582, $16,961 and $16,329 for the years ended December 31, 2024, 2023 and 2022, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

4.    Non-Qualified Defined Contribution Plan

ESA has two benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 0.005 cents on the dollar up to 10% of the employees’ total salary and incentive-based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $1,558, $2,418 and $3,067 for the years ended December 31, 2024, 2023 and 2022, respectively, and the total ESA contribution to the plan was $419 for 2024. The cash surrender value of these life insurance policies at December 31, 2024 was $7,279. The total liability related to the 409(A) plan was $22,635 at December 31, 2024.

The second plan implemented is a non-qualified, defined benefit plan for certain executives of ESA. The plan provides the executives with a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. The policies are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies had a cash surrender of $4,245 at December 31, 2024. Related liability for the pension payments was $10,941 at December 31, 2024. As of December 31, 2024, all executives had partially vested balances in the plan.

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

As of December 31, 2024, the Company’s management believes that the Company and its Israeli subsidiaries met all conditions of the Law and letters of approval.

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

As a result of the Company's election, the Company is required to invest approximately $58 million in its industrial enterprise by the end of 2026. As of December 31, 2024, the Company's management believes that Elbit Systems will meet this criteria.

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

As of December 31, 2024, the Company's management believes that Elbit Systems' and certain of its Israeli subsidiaries' meet the conditions and qualify as a “Special Preferred Technological Enterprise” tax regime.

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

(4)New OECD Global Minimum Tax rules (GLOBE)

The OECD’s BEPS project has resulted in wide-ranging and continuous changes in the principles of international taxation and the tax laws in individual countries, including the Global Minimum Tax rules (GLOBE) introduced in 2021 (referred to as “Pillar 2”). Pillar 2 rules contemplate changes to numerous international tax principles and national tax principles and enforce other arrangements such as a minimum effective tax liability of 15%, under certain conditions. Governments have been translating the Pillar 2 rules into specific national tax laws, as previously done with respect to BEPS.

As of December 31, 2024 the government of Israel has not yet adopted Pillar 2, and local legislation is expected to come into effect in the financial year 2026. Thus, there was no impact on the Company and its Israeli subsidiaries in 2024. At this stage the Company is analyzing potential implications Pillar 2 may have on its consolidated financial statements; however, it does not expect any substantial impact for 2025.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

B.    NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Income before taxes on income:
Domestic	$326,544	$250,831	$268,446
Foreign	15,202	(24,337)	24,112
	$341,746	$226,494	$292,558

D.    TAXES ON INCOME

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Current taxes:
Domestic	$63,326	$41,553	$40,357
Foreign	11,520	4,045	6,593
	74,846	45,598	46,950
Adjustment for previous years:
Domestic	(19,838)	(19,404)	(10,681)
Foreign	92	(330)	(124)
	(19,746)	(19,734)	(10,805)
Deferred income taxes:
Domestic	(16,972)	(5,434)	(6,607)
Foreign	930	2,483	(5,407)
	(16,042)	(2,951)	(12,014)
Total taxes on income	$39,058	$22,913	$24,131

Total:
Domestic	$26,516	$16,715	$23,069
Foreign	12,542	6,198	1,062
Total taxes on income	$39,058	$22,913	$24,131

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2024	2023
Balance at the beginning of the year	$81,058	$86,176
Additions (reductions) related to interest and currency translation	3,614	1,810
Additions based on tax positions related to prior period	59	28
Reductions related to tax positions taken during a prior period	(158)	(11,059)
Reductions related to settlement of tax matters	(20,905)	(11,258)
Additions based on tax positions taken during the current period	31,581	16,511
Reductions related to a lapse of applicable statute of limitation	(984)	(1,150)
Balance at the end of the year	$94,265	$81,058

On December 31, 2024 and 2023, the Company had a provision for unrecognized tax benefits of $94,265 and $81,058, respectively, which if recognized, would affect the Company's effective tax rate, including an accrual of $1,458 and $2,303 for the payment of related interest and penalties, respectively. The Company recognized interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2024 and 2023, the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. As a result of the settlement of the tax matters, the Company recorded tax benefits of approximately $20,905 and $11,258 during the years 2024 and 2023, respectively, in the statements of income in “taxes on income”. Following the examination by the Israeli Tax Authority, the Company applied some of the items for which a settlement was reached for subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. Certain Israeli Companies are currently undergoing tax audits by the Israeli Tax Authority.

As a result of ongoing examinations, tax proceedings in certain countries and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2024, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Reserves and allowances	$27,287	$61,945
Inventory allowances	14,740	18,007
Property, plant and equipment	432	2,751
Operating lease right of use assets	24,092	19,913
Other assets	127,217	116,524
Net operating loss carry-forwards	47,504	94,776
	241,272	313,916

Valuation allowance	(77,913)	(165,199)
	163,359	148,717

Deferred tax liabilities:
Intangible assets	(73,324)	(74,892)
Property, plant and equipment	(38,777)	(35,956)
Operating lease liabilities	(23,598)	(19,479)
Reserves and allowances	(6,783)	(9,155)
	(142,482)	(139,482)
Net deferred tax assets	$20,877	$9,235

Deferred tax assets and liabilities are measured based on the enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid.

G.    CARRY-FORWARD TAX LOSSES

As of December 31, 2024 the Company and its Israeli subsidiaries had estimated total available carry-forward operating tax losses of approximately $331,016, and its non-Israeli subsidiaries had estimated available carry-forward operating tax losses of approximately $48,971. The Company and its Israeli subsidiaries had estimated carry-forward capital losses of approximately $60,547. A valuation allowance was provided on the sum of approximately $36,089. Most of the carry-forward losses can be offset indefinitely.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

H.    RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Income before taxes as reported in the consolidated statements of income	$341,746	$226,494	$292,558
Statutory tax rate	23%	23%	23%
Theoretical tax expense	$78,602	$52,094	$67,288
Tax benefit arising from reduced rate as "Preferred Enterprise” and other tax benefits (*)	(5,058)	(27,741)	(26,281)
Tax adjustment in respect of different tax rates for foreign subsidiaries	60,100	(3,508)	(17,946)
Changes in carry-forward losses and valuation allowances	(78,356)	12,714	27,905
Taxes resulting from non-deductible expenses	1,260	2,299	795
Difference in basis of measurement for financial reporting and tax return purposes	3,835	8,339	(15,060)
Taxes in respect of prior years (see Note 18D above)	(19,746)	(19,734)	(10,805)
Other differences, net	(1,579)	(1,549)	(1,765)
Actual tax expenses	$39,058	$22,913	$24,131
Effective tax rate	11.43%	10.12%	8.25%

(*) Net earnings per share – amounts of the benefit resulting from the Approved, Privileged and Preferred Enterprises:
Basic and diluted	$0.11	$0.63	$0.59

I.     FINAL TAX ASSESSMENTS

Final income tax assessments have been received by the Company up to and including the tax year 2017 and by certain subsidiaries up to 2022.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair values of the Company’s outstanding derivative instruments as of December 31, 2024 and December 31, 2023 are summarized below:

	Asset Derivatives as of December 31, 2024(*)	Asset Derivatives as of December 31, 2023(*)	Liability Derivatives as of December 31, 2024(**)	Liability Derivatives as of December 31, 2023(**)
Derivatives designated as hedging instruments
Foreign exchange contracts	104,317	50,438	17,836	77,819
Cross-currency interest rate swaps	—	—	29,202	35,159
	$104,317	$50,438	$47,038	$112,978
Derivatives not designated as hedging instruments
Foreign exchange contracts	2,615	—	5,905	3,435
	$106,932	$50,438	$52,943	$116,413

(*)    Presented as part of other receivables and long-term other receivables.
(**)    Presented as part of other payables and long-term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2024, 2023 and 2022 are summarized below:

Gain (Loss) Recognized in Other Comprehensive Income, net (*):

	as of December 31, 2024	as of December 31, 2023	as of December 31, 2022
Payroll	$(18,324)	$(64,512)	$(152,590)
Gain (Loss) from projects (Hedging)	69,597	(55,269)	447
Foreign exchange contracts	$51,273	$(119,781)	$(152,143)

Gain (Loss) on of Derivative Reclassified from Accumulated Other Comprehensive Income (*):

	as of December 31, 2024	as of December 31, 2023	as of December 31, 2022
Payroll	$(36,927)	$(125,063)	$(66,710)
Gain from projects (Hedging)	13,206	21,442	9,509
Foreign exchange contracts	$(23,721)	$(103,621)	$(57,201)

(*)    Presented as part of revenues/cost of revenue and equity in net earnings of affiliated companies and partnerships.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

B.    EFFECT ON CASH FLOW HEDGING (Cont.)

Amount Excluded from Effectiveness Testing Recognized in Income (*):

	as of December 31, 2024	as of December 31, 2023	as of December 31, 2022
Foreign exchange contracts	$(671)	$13,791	$9,413
Derivatives not designated as hedging instruments:
Foreign exchange contracts and other derivatives instruments	$4,954	$(3,906)	$(926)

(*)    Presented as part of revenues/cost of revenue and equity in net earnings of affiliated companies and partnerships.

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The net effect on earnings from the cross-currency swaps in 2024 was a loss of approximately $12,570, of which approximately $9,472 was offset against exchange rate differences related to Series B Notes and approximately $3,098 increased the interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2024 is summarized below:

	Buy December 31, 2024	Buy December 31, 2023	Sell December 31, 2024	Sell December 31, 2023
Euro	$187,873	$407,849	$1,408,619	$1,400,118
GBP	118,687	52,267	45,159	81,061
NIS	1,703,972	1,782,959	—	—
Other	69,525	6,204	571,956	285,514
	$2,080,057	$2,249,279	$2,025,734	$1,766,693

Note 20 - OTHER LONG-TERM LIABILITIES

The following table presents the components of other long-term liabilities as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Accounts payables	$131,502	$123,787
Provision for vacation pay	51,108	42,073
Derivative financial instruments	28,019	47,376
Contingent purchase obligation	20,564	37,421
Provision for compensated absences	12,382	11,341
Accrued expenses on evacuation	2,066	11,028
Other	28,780	25,270
	$274,421	$298,296

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

Royalties expenses amounted to $15,676, $19,878 and $30,610 in 2024, 2023 and 2022, respectively.

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

At December 31, 2024, the Company had outstanding buy-back obligations totaling approximately $2,503,000 that extend through 2033.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.    LEGAL CLAIMS

The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business. The Company’s management, based on the opinion of its legal counsel, believes that any financial impact from the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company. As of December 31, 2024, the Company was not involved in significant legal proceedings.

D.    GUARANTEES

As of December 31, 2024, guarantees in the amount of approximately $4,087,529 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain contract liabilities (advances from customers) and performance obligation and employee benefit plans.

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

In respect of each of the 12 month periods ending December 31, 2024 and 2023, the Company was in material compliance with its loan obligations.

F.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in various countries. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and typically include the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2024 and 2023, the purchase commitments were $4,344,779 and $3,856,034, respectively. The Company's purchase commitments are expected to be realized during the years 2025 - 2030.

G.    FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of approximately $170,204 as of December 31, 2024, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY

A.    SHARE CAPITAL

Ordinary shares confer upon their holders voting rights and the right to receive dividends.

B.    EQUITY INCENTIVE PLANS

2018 Equity incentive plan for executive officers:

In 2018 the Company's Board of Directors approved the 2018 Equity Incentive Plan for Executive Officers (the “2018 Equity Plan”). Under the 2018 Equity Plan, the Company may allocate options to its Israeli resident executive officers, subject to receipt of approvals as required under Israeli Law (options). Options are to be exercised using a “Net-Exercise Mechanism”, which entitles the recipients to exercise the options for an amount of shares reflecting only the benefit factor.

In 2018, the Board approved a pool of 1,000,000 Options. In February 2021, the Board approved amendments to the 2018 Equity Plan that increased the pool of options permitted to be granted under the 2018 Equity Plan to 1,500,000 options (an increase of 500,000 Options) and extended the duration of the 2018 Equity Plan by an additional 3 years.
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

The Date of the Board Resolution is, unless otherwise determined by the Board, the date on which the grant of the Options was approved by the Board

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY

B.    EQUITY INCENTIVE PLANS (Cont.)

2018 Equity incentive plan for executive officers (Cont.):

The 2018 Equity Plan includes customary terms such as adjustments for capital modifications (reverse stock split, stock split, etc.), rights offering restructuring (split, merger, etc.). Under the 2018 Equity Plan, vesting of a participant’s Options granted prior to the Second Amendment will be fully accelerated in case his or her employment is terminated by the Company without cause within a period of twelve (12) months following any change of control over the Company. The 2018 Equity Plan also allows, subject to approvals of the Compensation Committee and the Board, acceleration, continued vesting and exercisability of the Options, as well as post-termination exercise periods, in case of termination of employment without cause, or as a result of death or disability.

As of December 31, 2024, there were approximately 34,000 Options available for future grants under the 2018 Equity Incentive Plan.

2022 Equity incentive plan for employees:

On January 16, 2022, our Board approved the 2022 Equity Incentive Plan for Employees for a period of seven years. Under the Employees Plan, the Company may allocate options to employees of Elbit Systems and its wholly owned subsidiaries. The options are to be exercised using a “Net-Exercise Mechanism”, which entitles the recipients to exercise the options for an amount of shares reflecting only the benefit factor. The Board approved an option pool of 1,100,000 options that may be granted under the Employees Plan. In February 2024, the Board approved an increase of the option pool to 2,050,000 (an increase of 950,000 options that may be granted under the Employees Plan).
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

As of December 31, 2024, there were approximately 305,000 Options available for future grants under the Employees Plan.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

B.    EQUITY INCENTIVE PLANS (Cont.)

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model. During the years ended 2024 and 2023, the Company granted 1,743,650 and 76,100 options, respectively.
The valuation includes the following weighted average assumptions:

	Year ended December 31, 2024	Year ended December 31, 2023
Dividend yield	1.94%	1.97%
Expected volatility	27.83%	28.02%
Risk-free interest rate	4.07%	4.15%
Contractual life	4.25 years	4.25 years
Forfeiture rate	10.00%	10.00%
Suboptimal factor	1.25	1.25

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

The following is a summary of Elbit Systems' options activity under the equity incentive plans:

	Number of options 2024	Weighted average exercise price 2024	Number of options 2023	Weighted average exercise price 2023
Outstanding - beginning of the year	1,452,821	163.30	1,728,106	156.66
Granted	1,743,650	201.53	76,100	182.06
Exercised	(293,049)	156.89	(312,085)	129.04
Forfeited	(40,340)	187.20	(39,300)	180.54
Outstanding - end of the year	2,863,082	186.90	1,452,821	163.30

The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2024. This amount changes, based on the market price of the Company’s stock and the average exercise price of in-the-money options. Aggregate intrinsic value of outstanding options as of December 31, 2024, was $185,954.

As of December 31, 2024, there was $67,190 of total unrecognized compensation cost related to share-based compensation arrangements granted under the Equity Incentive Plans. That cost is expected to be recognized over a weighted average period of 3 years.

As of December 31, 2024, 2,863,082 options were vested and expected to be vested at a weighted average exercise price of $186.90 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2024, is approximately 3 years.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

C.     OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

The options outstanding as of December 31, 2024, have been separated into ranges of exercise prices, as follows:
Options outstanding:

Exercise price	Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price per share
134.34 - 247.74	2,863,082	2.92	$186.90

Compensation expenses related to the Equity Incentive Plans amounted to $15,760, $12,141 and $10,463 for the three years ended December 31, 2024, 2023 and 2022 respectively, which were recognized, as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Cost of revenues	$2,365	$1,822	$1,570
General and administration expenses	13,395	10,319	8,893
	$15,760	$12,141	$10,463

D.    COMPUTATION OF EARNINGS PER SHARE

Computation of basic and diluted net earnings per share:

	Net income to shareholders of ordinary shares Year ended December 31, 2024	Weighted average number of shares (*) Year ended December 31, 2024	Per share amount Year ended December 31, 2024	Net income to shareholders of ordinary shares Year ended December 31, 2023	Weighted average number of shares (*) Year ended December 31, 2023	Per share amount Year ended December 31, 2023
Basic net earnings	$321,138	44,480	$7.22	$215,131	44,375	$4.85
Effect of dilutive securities:
Employee stock options	—	229	(0.04)	—	217	(0.03)
Diluted net earnings	$321,138	44,709	$7.18	$215,131	44,592	$4.82

(*) In thousands.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

E.    2018 PHANTOM BONUS RETENTION PLAN

In 2018, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Managers (the “2018 Phantom Plan”).

The 2018 Phantom Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price in the TASE over the applicable periods (tranches) under the 2018 Phantom Plan. As of December 31, 2024, 678,100 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $139.51.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2018 Phantom Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $1,101, $10,589 and $62,090, during the three years ended December 31, 2024, 2023 and 2022, respectively, as compensation costs related to the phantom bonus units granted under the 2018 Phantom Plan, as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Cost of revenues	$575	$6,164	$34,778
General and administration expenses	460	2,635	15,537
Marketing and selling	66	1,790	11,775
	$1,101	$10,589	$62,090

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

The following tables present information about the Company’s reported segment revenues and operating income for the periods indicated:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Revenues:
Aerospace
External customers	$1,780,483	$1,613,137	$1,471,093
Intersegment revenue	255,805	260,144	262,089
Total	$2,036,288	$1,873,281	$1,733,182
C4I and Cyber
External customers	$750,573	$668,414	$631,297
Intersegment revenue	49,227	52,702	47,098
Total	$799,800	$721,116	$678,395
ISTAR and EW
External customers	$1,118,628	$996,927	$882,200
Intersegment revenue	199,399	182,500	163,449
Total	$1,318,027	$1,179,427	$1,045,649
Land
External customers	$1,605,046	$1,241,023	$1,075,846
Intersegment revenue	74,339	65,174	92,737
Total	$1,679,385	$1,306,197	$1,168,583
ESA
External customers	$1,573,141	$1,455,243	$1,451,113
Intersegment revenue	12,572	9,695	5,559
Total	$1,585,713	$1,464,938	$1,456,672
Revenues
Total revenues (external customers and intersegment) for reportable segments	$7,419,213	$6,544,959	$6,082,481
Less -Intersegment revenue	(591,342)	(570,215)	(570,932)
Total consolidated revenues	$6,827,871	$5,974,744	$5,511,549

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 23 - SEGMENT DISCLOSURE, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

A.    SEGMENT DISCLOSURE (Cont.):

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Operating income:
Aerospace	$149,060	$125,455	$106,760
C4I and Cyber	61,987	50,653	48,964
ISTAR and EW	96,110	134,882	49,120
Land	150,684	80,610	28,554
ESA	56,199	(4,687)	74,978
Segment operating income	514,040	386,913	308,376
Unallocated corporate expenses and inter-company unrealized profit	(24,987)	(17,805)	(9,810)
Other operating income	—	—	68,918
Operating income	489,053	369,108	367,484
Financial expenses, net (see note 25)	(151,125)	(137,827)	(51,364)
Other income (expenses), net (see note 26)	3,818	(4,787)	(23,562)
Income before income taxes	$341,746	$226,494	$292,558

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Aerospace
Revenues	$2,036,288	$1,873,281	$1,733,182
Research and development, net	(104,946)	(107,883)	(117,683)
Other expenses	(1,782,282)	(1,639,943)	(1,508,739)
Operating income	$149,060	$125,455	$106,760
C4I and Cyber
Revenues	$799,800	$721,116	$678,395
Research and development, net	(70,286)	(72,663)	(72,720)
Other expenses	(667,527)	(597,800)	(556,711)
Operating income	$61,987	$50,653	$48,964
ISTAR and EW
Revenues	$1,318,027	$1,179,427	$1,045,649
Research and development, net	(100,205)	(87,112)	(82,918)
Other expenses	(1,121,712)	(957,433)	(913,611)
Operating income	$96,110	$134,882	$49,120
Land
Revenues	$1,679,385	$1,306,197	$1,168,583
Research and development, net	(133,552)	(85,604)	(87,099)
Other expenses	(1,395,149)	(1,139,983)	(1,052,930)
Operating income	$150,684	$80,610	$28,554
ESA
Revenues	$1,585,713	$1,464,938	$1,456,672
Research and development, net	(54,685)	(68,779)	(73,765)
Other expenses	(1,474,829)	(1,400,846)	(1,307,929)
Operating income	$56,199	$(4,687)	$74,978
Segment operating income	$514,040	$386,913	$308,376

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 23 - SEGMENT DISCLOSURE, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

A.    SEGMENT DISCLOSURE (Cont.):

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Depreciation and amortization by segment:
Aerospace	$34,958	$36,284	$34,353
C4I and Cyber	9,440	12,551	13,651
ISTAR and EW	32,978	29,001	24,992
Land	34,813	34,747	38,560
ESA	44,307	50,526	46,540
Unallocated corporate expenses	1,895	1,690	3,194
Total depreciation and amortization	$158,391	$164,799	$161,290

Revenue are attributed to geographic areas based on the location of the end customers as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
North America	$1,520,338	$1,417,742	$1,489,685
Asia-Pacific	1,132,701	1,263,771	1,405,473
Israel	1,987,974	1,167,228	1,071,945
Europe	1,820,912	1,776,412	1,243,550
Latin America	150,013	120,700	119,860
Other	215,933	228,891	181,036
	$6,827,871	$5,974,744	$5,511,549

B.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
IMOD	25%	16%	17%
U.S. Government	15%	17%	19%

C.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

The Company's long-lived assets for the year ended December 31, 2024, 2023 and 2022, commencing current year presentation, includes property plant and equipment and operating lease right of use assets, as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Israel	$1,396,297	$1,098,074	$968,450
U.S.	298,984	307,239	280,687
Other	110,009	108,521	105,516
	$1,805,290	$1,513,834	$1,354,653

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 24 - RESEARCH AND DEVELOPMENT, NET

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Total expenses	$544,140	$502,654	$501,777
Less - grants and participation	(77,738)	(78,234)	(66,127)
	$466,402	$424,420	$435,650

Note 25 - FINANCIAL EXPENSES, NET

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Expenses:
Interest on short-term bank credit and loans	$(59,211)	$(58,253)	$(14,857)
Factoring expenses	(42,654)	(17,474)	(2,218)
Interest on Commercial Securities Series A and B	(21,009)	(3,382)	—
Guarantees expenses	(17,613)	(22,339)	(17,356)
Interest on Series B, C and D Notes, net	(8,864)	(9,537)	(11,683)
Interest on long-term bank debt	(928)	(8,677)	(12,392)
Gain (loss) from revaluation of lease liabilities and exchange rate differences, net	594	(11,962)	10,542
Other	(6,561)	(12,280)	(6,452)
	(156,246)	(143,904)	(54,416)
Income:
Interest on cash, cash equivalents and bank deposits	2,851	2,359	383
Other	2,270	3,718	2,669
	5,121	6,077	3,052
	$(151,125)	$(137,827)	$(51,364)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 26 - OTHER INCOME (EXPENSES), NET

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Pension non-service cost	$20,906	$(6,596)	$(4,555)
Revaluation of investments (1)	(19,536)	(2,963)	(10,175)
Gain (loss) on sale of investments	2,043	—	(10,619)
Insurance compensation	—	5,200	—
Other	405	(428)	1,787
	$3,818	$(4,787)	$(23,562)

(1)    During 2024, 2023 and 2022, the Company recognized gains and losses as a result of revaluation of its investments accounted for under the fair value method (see Note 6C).

Note 27 - RELATED PARTIES' TRANSACTIONS AND BALANCES

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Income -
Sales to related-party companies (*)	$151,708	$147,807	$155,728
Participation in expenses	$—	$—	$85
Cost and expenses -
Supplies from related parties (**)	$41	$15,877	$2,143

Balances:	December 31, 2024	December 31, 2023
Trade receivables and other receivables (*)	$138,529	$102,075
Trade payables and advances (**)	$55,746	$35,363
Loans to related parties (***)	$1,500	$—

The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)    A significant portion of the sales and balances include sales of helmet mounted cueing systems purchased from the Company by a 50%-owned affiliate of ESA.
(**)    Includes mainly electro-optics components and sensors, purchased by the Company from a 50%-owned Israeli company, and in 2021, includes also electro-optics products purchased by the Company from another 50%-owned Israeli affiliate.
(***)    Includes mainly $ 1,500 loan to a 49%-owned affiliate of a subsidiary, bearing a 5% annual interest rate. The loan was granted for ongoing operational purposes, in addition to a $ 3,000 guarantee.

¬ ¬ ¬

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Schedule I – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at beginning of period	Additions (charged to costs and expenses)	Deductions (write-offs and actual losses incurred)	Additions resulting from acquisitions	Balance at end of period
Year ended December 31, 2024:
Provisions for Losses on Long-Term Contracts (*)	95,450	34,975	19,577	—	110,848
Provisions for Claims and Potential Contractual Penalties and Others	3,661	2,946	562	—	6,045
Credit risk (**)	9,172	5,701	867	—	14,006
Valuation Allowance on Deferred Taxes	165,199	—	87,286	—	77,913

Year ended December 31, 2023:
Provisions for Losses on Long-Term Contracts (*)	80,962	38,560	24,072	—	95,450
Provisions for Claims and Potential Contractual Penalties and Others	2,557	1,244	140	—	3,661
Credit risk (**)	9,162	674	664	—	9,172
Valuation Allowance on Deferred Taxes	164,906	293	—	—	165,199

Year ended December 31, 2022:
Provisions for Losses on Long-Term Contracts (*)	89,509	20,944	33,102	3,611	80,962
Provisions for Claims and Potential Contractual Penalties and Others	2,343	385	171	—	2,557
Credit risk (**)	10,307	301	1,446	—	9,162
Valuation Allowance on Deferred Taxes	192,811	—	27,905	—	164,906

(*)    As of December 31, 2024, 2023 and 2022 an amount of $41,032, $34,820 and $16,900, respectively, is presented as a deduction from inventories. As of December 31, 2024, 2023 and 2022 an amount of $69,816, $60,630 and $64,062, respectively, is presented as part of other payables and accrued expenses.

(**)    As of December 31, 2024, an amount of $8,483 and $5,523 is related to corporate customers and government customers, respectively.
S-1