Form 20-F
period 2025-12-31
ELBIT SYSTEMS LTD
filed 2026-03-17
CIK 1027664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

□ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2025
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
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 46,442,352 Ordinary Shares.
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
The name “ELBIT SYSTEMS”, and our logo, brand, product, service and process names appearing in this document, are the trademarks of the Company or our affiliated companies. All other brand, product, service and process names appearing in this document are the trademarks of their respective holders and appear for informational purposes only. Reference to or use of any third-party mark, product, service or process name herein does not imply any recommendation, approval, affiliation or sponsorship of that or any other mark, product, service or process name. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property (IP) right of the Company or any of our affiliated companies.

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

•Implications of conflicts in the Middle East, including the “War of Redemption”, also referred to herein by its initial name - the “Swords of Iron” war, the Israel-Iran conflict and any future developments related thereto;

•General market, political and economic conditions in the countries in which we operate or sell, including Israel and the United States, among others, or which may affect the global economy, including worldwide conflicts such as the ongoing conflict between Russia and Ukraine;

•The economic impact of increased global conflicts and trade tensions, and the adoption or expansion of economic sanctions, tariffs or trade restrictions, including tariffs already announced;

•Development and launch of our products, or their market acceptance;

•Our projected expenses and capital expenditures;

•Differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts;

•Fluctuations in foreign currency exchange rates;

•Scope and length of customer contracts;

•Our ability to achieve strategic goals from acquisitions of businesses and the risks associated with the integration of such businesses;

•Our ability to protect our proprietary information;

•Our ability to avoid, withstand and/or recover from cyber-attacks on our systems;

•Effect of competitive products, technology and pricing;

•Our ability to attract, incentivize and retain key employees;

•Changes in applicable tax rates;

•Changes in interest rates;

•Inventory write-downs and possible liabilities to customers from program cancellations, including due to political relations between Israel and countries where our customers may be located;
•Global or national health considerations, including the outbreak of a pandemic or contagious disease; and;

•Outcome of legal and/or regulatory proceedings and changes in legislation.

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

Risks Related to Our Operations

A cyber or security attack or other similar incident resulting in a breach, disruption or failure in our or our supply chain's digital environment, or of our products, could adversely affect us. Our operations depend heavily on the continued and secure functioning of our varied digital environment software and hardware that stores, processes and transmits data within the Company and from and to us and our business partners. This digital environment is subject to breach, damage, destruction, disruption, malfunction or failure from, among other things, cyber-attacks and other unauthorized intrusions, power losses, telecommunications failures, acts of war or terror, earthquakes, fires and other natural disasters.

We are continuously subjected to attempted cyber-attacks, ranging from standard phishing mails to sophisticated campaigns, such as spear phishing targeting specific Company management. While we have experienced an increase in the number of such threats and attempted cyber-attacks in recent years, which may be related to the geopolitical environment, none of these acts was believed to have had a material effect on the Company. Where required, relevant authorities were notified in accordance with the law and the relevant procedures the Company and its subsidiaries (as applicable) have in place. Our computer and communications systems, databases and users face ongoing threats of malicious software (malware), social engineering, distributed denial of service (DDoS), malicious code, zero-day vulnerabilities and other security threats and system disruptions carried out by a variety of threat actors.

In particular, we have been and may continue to be targeted by nation states and experienced and skilled computer programmers and hackers, including those sponsored by or acting for foreign governments or terrorist organizations and in some cases, using artificial intelligence (AI), including generative AI and agentic AI to facilitate their attacks. Such programmers and hackers attempt to penetrate or circumvent our cyber security defenses, obtain data and damage or disrupt our digital environment in order to, among other things, misappropriate or compromise our IP or other proprietary or protected information or that of our employees, customers and other business partners, prevent us from being able to use such information in our operations or demand that we pay ransom. Our suppliers are also sometimes subject to cyber-attacks, which have increased in recent years and pose a risk to those of our systems and operations that depend on such suppliers. For example, in September 2025 one of our suppliers experienced a cybersecurity incident that resulted in the disclosure of certain unclassified material related to a Company project. Elbit Systems' network was not breached, an investigation was conducted and we believe this incident did not have a material impact on the Company. In some cases, cyber-attacks on our suppliers have led us to delay or halt activities with them until they have implemented appropriate remedial steps mandated by us to further strengthen their cyber security defenses.

A cybersecurity breach could also contaminate the source code implemented in our products delivered to our customers. Governmental and other end users and customers increasingly require us and our supply chain to meet specific computer system cyber protection and information assurance requirements and standards as a pre-condition to receive customer program-related information and enter into business contracts. In particular, the National Institute of Standards and Technology Special Publication 800-171 or the U.S. Department of War (DoW)’s (formerly referred to as the U.S. Department of Defense) cybersecurity requirements, including the Cyber Security Material Model Certificate (CMMC), require us to receive specific third-party cybersecurity certifications to be eligible for certain DoW contract awards. CMMC introduces, as a mandatory, enforceable element of DoW contracts, assessment and compliance requirements for contracts according to the CMMC level specified in each DoW solicitation and contract. To the extent we, or our subcontractors or other third parties on whom we rely, are unable to achieve certification in advance of contract awards that specify the requirement, we may be unable to bid on contract awards or follow-on awards for existing work with the DoW, which could have a material adverse effect on our business, results of operations, and financial condition. We devote significant and, in recent years, increasing resources to configure, operate, maintain, monitor, upgrade and improve the security of our systems and databases, handle cyber-incidents and meet applicable customer requirements regarding their protection. However, despite our efforts to secure our systems and databases and meet cyber protection and information assurance requirements, due to the complex and evolving nature of the cyber security risk landscape, we and some of our suppliers have in the past and may in the future face system failures, data breaches, loss of IP and interruptions in our operations, or fail to meet customer requirements, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. For information about our cybersecurity risk management, strategy and governance, see Item 16K. Cybersecurity.

We may experience production and other delays, discontinuation of supply or liability due to supply chain disruptions and failures of our suppliers to comply with our requirements or with applicable laws. The manufacturing process for some of our products largely consists of the assembly, integration and testing of purchased components. Some components are available from a small number of suppliers, and in a few cases a single source (sometimes due to limitations we impose on ourselves or that are imposed by the Israeli government, the U.S. government or others with respect to purchases from certain sources). Limited supply sources or discontinuation of supply sometimes result in added costs and manufacturing delays. In addition, in some cases components of our products become obsolete and we are required to obtain or design alternative parts, resulting in additional costs and delays. Moreover, a failure of our suppliers and subcontractors to meet their design, delivery schedule, information assurance, regulatory compliance or other obligations, sometimes results in a failure to execute our plans or meet our commitments towards our customers, and in some cases we are unable to obtain full or partial recovery from our subcontractors for the losses or liabilities that result.

Similar outcomes sometimes result from disruptions in transportation and shipping of supplies, including those caused by worldwide geopolitical conditions, such as the ongoing conflict between Russia and Ukraine and related sanctions, the “Swords of Iron” war and increased tensions in the Middle East and the imposition of, and changes in, tariffs, trade restrictions and other protectionist or retaliatory measures between the United States, China and other countries. These conflicts have resulted in increased demand for and worldwide shortages in some of the materials and components we use (including, for example, in electronic components and raw materials required to produce explosives) and supply chain disruption due in part to limitations on export to Israel as well as more limited transportation by air and sea to the region (exacerbated by attacks by the Houthi movement in Yemen on shipping in the Red Sea). Such restrictions have caused a material increase in recent years in the Company's costs of procurement and shipping, leading in some cases to delays and limitations in our production and development. With respect to certain materials, our dependency on single sources of supply has increased. We are working to mitigate these risks, including by increasing our inventories, however we cannot eliminate all potential impacts to our business and such risks may increase in the future. These disruptions could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We could be adversely affected if we are unable to recruit and retain key employees and corresponding knowledge. Success in executing our contracts and our future growth depends on key management, engineering, scientific and technological personnel and on our continuing ability to attract and retain sufficient and highly qualified personnel. Moreover, we rely on personnel with specialized training and high‑level security clearances, which are time‑consuming to obtain. In the past, we have witnessed high competition for the services of such personnel and an increase in the costs required for the recruitment and retention of qualified personnel, particularly in certain engineering areas. Competition for our personnel may also increase as other companies establish or expand operations in the same geographic areas or labor markets in which we operate. Since October 7, 2023, our need for employees, particularly in the fields of production and development in Israel, has increased in light of the higher demand for our products both in Israel and around the world and the call up of some of our employees to military reserve duty. We face risks related to our business operations, research and development, and losing knowledge and expertise through the loss of employees, including key employees. At our subsidiaries outside of Israel, employee loss may be related in part to increased pressure on such employees due to geopolitical considerations. Moreover, our competitors may hire, and gain access to the expertise of, our former employees. The loss of key employees and the failure to attract sufficient and highly qualified personnel, and any resulting failure to maintain and continue to operate and execute our projects and develop knowledge relevant to technological innovation, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face operation and execution risks. In recent years, the Company has experienced a considerable increase in demand for its products resulting in strong order growth. This growth may continue if Israeli and global demand for the Company's products and solutions is sustained. To address this strong demand, Elbit Systems is investing additional resources in its manufacturing facilities, recruiting additional employees and making additional adjustments such as updating working procedures and processes and information technology systems. The Company has also increased the number of its subsidiaries around the world and is in the process of establishing additional manufacturing facilities in several locations. If the Company fails to successfully plan for and manage its growing operations and efficiently expand its facilities around the world, for example by insufficient levels of work force, materials or components, failure to build the required facilities, infrastructure or systems and failure to adapt its work processes, it may not be able to fulfill its existing contracts on schedule, enter into new contracts or achieve the desired return on investment. Our ability to execute our projects is also affected by other factors such as supply chain, export approvals, transportation and others set forth elsewhere in these risk factors. Any of these factors could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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
•the technologies acquired may not prove to be leading technologies in our markets, may be less mature or less relevant than anticipated, may not have adequate IP rights protection or may infringe proprietary rights of others;
•we may assume significant liabilities and exposures that exceed the enforceability or other limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for IP, tax or regulatory compliance issues, such as anti-corruption and environmental compliance, that may result in us incurring successor liability;
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

Our operations may be negatively impacted by international health pandemics. Public health crises or contagious disease outbreaks, as well as potential government responses such as quarantines, lockdowns, limitations on holding large-scale events and travel restrictions, could create business disruptions for us and our customers, supply chain and other business partners, potentially resulting in cessation, reduction or delay of business and an increase in our costs, and may also impact government priorities and budgets and the demand for our products. These could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may be affected by failures of our prime contractors. We often act as a subcontractor, and a failure of a prime contractor to meet its obligations may affect our ability to receive payments under our subcontract.

Malfunctions in, undetected problems with our products or in our manufacturing processes, or misuse of our products could impair our financial results and give rise to potential product liability, breach of contract or other claims. We offer a wide portfolio of products and solutions, which is routinely being updated and adjusted. From time to time, we encounter unintentional defects or malfunctions in our products and solutions, or deficiencies in the manufacturing processes thereof. In addition, we often rely on subcontractors to design and manufacture some of the components that are embedded in our systems. In the event of defects in the design, production or testing of our or our subcontractors’ products and systems, including our products and solutions sold for safety purposes in the homeland security and commercial aviation areas, or if the cyber protection measures included in our products and solutions do not operate as intended, we could face substantial repair, replacement, or service costs, delays, potential liability and damage to our reputation. Similar issues could arise if we fail to timely implement and maintain adequate manufacturing processes and safeguards or if a defective part or deficient solution affects our development, production and operation infrastructures. In addition, we must comply with regulations and practices to prevent the use of parts and components that are considered as counterfeit or that violate third-party IP rights. Our efforts to implement appropriate design, manufacturing and testing processes for our products or systems may not be sufficient to prevent such occurrences. We could also be subject to claims if our products are intentionally or unintentionally misused. We may not be able to obtain product liability or other insurance to fully cover such risks in a cost-effective manner, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may face labor relations disputes or not be able to amend collective bargaining agreements in a timely manner. We are party to collective bargaining agreements that cover a substantial number of our employees, which could increase, for example, as a result of future acquisitions. We have faced and may in the future face attempts to unionize additional parts of our organization. Disputes with trade unions or other labor relations difficulties, as well as failure to timely amend or extend collective bargaining agreements, could lead to labor disputes, slowdowns, strikes and other measures, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. For further information, see Item 6. Directors, Senior Management and Employees – Employees – Collective Bargaining Agreements.

Our business could be adversely affected by climate change, Environmental, Social and Governance (ESG) regulatory requirements and market responses thereto. Global climate change could increase the risks of natural disasters and hazards, such as earthquakes, flooding, fires, rising temperatures and sea levels. The impacts of such events could affect our operations and facilities, as well as those of our suppliers and customers, and increase the costs of our operations. Current or future insurance arrangements may not provide protection for costs that may arise from such events, particularly if such events are catastrophic in nature. Climate change could also require us to adapt our products to withstand extreme weather conditions or reduce the environmental footprint of our activities. In addition, the expansion of global ESG regulations in recent years has led to new policy requirements by various authorities around the world, including with respect to greenhouse gas emissions. New and evolving laws and regulations, such as the European Commission's Corporate Sustainability Reporting Directive (CSRD) and other climate-related regulations, mandate, and could mandate in the future, different or more restrictive environmental standards and disclosure obligations than those that were previously in effect, and could require us to change our methods of operation and make additional capital investments, or could result in legal and regulatory proceedings against us. We regularly evaluate the impact of this changing area of law on our Company and its operations. See also “Risks Related to Legal and Regulatory Requirements – Our operations may expose us to liabilities under various environmental protection, health and safety laws and regulations” below. Climate change, as well as ESG in general, are also a focus of investors, advisory service providers, financial institutions, some of our business partners and other market participants, and such groups and constituents regularly evaluate our ESG practices and disclosures before making business decisions. The effects and costs of climate change, or any failure to meet related regulatory requirements and evolving stakeholder expectations regarding ESG, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Risks Related to Our Markets and Industry

Our future success in a competitive industry depends on our ability to develop new offerings and technologies quickly at cost-effective prices. The markets we serve are highly competitive and characterized by rapid changes in technologies and evolving industry standards. In addition, some of our systems and products are installed on platforms that may have a limited lifespan or become obsolete. Unless we develop new offerings or enhance our existing offerings, we may be susceptible to loss of market share resulting from the introduction of new or enhanced offerings by our competitors. We compete with many large and mid-tier defense, homeland security and commercial aviation contractors on the basis of system performance, cost, overall value, delivery and reputation. Many of these competitors are larger and have greater resources than us, and therefore may be better positioned to take advantage of economies of scale and develop new technologies. Some of these competitors are also our suppliers in some programs. Accordingly, our future success will require that we:

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

We are facing increased competition from startups and non-traditional defense contractors, including companies active in the deep-tech and more specifically, the defense-tech field, which is usually characterized by rapid innovation in areas such as AI, autonomous systems, software only products and the introduction of quantum computing. Such companies often have access to substantial resources from venture capital, private equity and other non-defense investment sources, operate under less stringent legal requirements compared to traditional defense companies and are sometimes favored by procurement policy. These factors may provide such companies with a competitive edge in terms of agility and innovation and may allow them to develop disruptive technologies at a faster pace and offer products at lower prices, with the potential to reshape the traditional defense market. Following recent global conflicts, funds have become increasingly available to these companies, which are expanding and capturing a larger market share on account of the traditional defense sector. If such expansion continues, we might be forced to reduce prices and may lose market share as well as research and development participation from our customers.

Any new offerings and technologies are likely to involve costs and risks relating to design changes, the need for additional capital and new production tools, satisfaction of customer specifications, adherence to delivery schedules, specific contract requirements, supplier performance, customer performance and our ability to predict program costs. New products sometimes lack sufficient demand or experience technological problems or production delays. Our customers frequently require demonstrations of working prototypes prior to awarding contracts for new programs or require short delivery schedules which sometimes require us to purchase long-lead items or materials and commence work in advance, without any certainty of receiving the contract award. Moreover, due to the design complexity of our products, or for other reasons we sometimes experience delays in developing and introducing new products. Such delays have in the past and may in the future result in increased development efforts and costs, divert human and financial resources from other projects or increase the risk that our competitors will develop competing technologies that gain market acceptance in advance of our products. If we fail in our new product development efforts, or our products or services fail to achieve market acceptance more rapidly than the products or services of our competitors, our ability to obtain new contracts could be negatively impacted. Any of the foregoing costs and risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Our revenues depend on a continued level of government business. We derive most of our revenues directly or indirectly from government agencies, mainly the Israeli Ministry of Defense (IMOD), the DoW and other military or governmental authorities of various countries, pursuant to contracts awarded to us under defense and homeland security-related programs. Israel is also a recipient of significant U.S. security assistance under the Foreign Military Financing (FMF) program, pursuant to a 10-year (2019-2028) MOU with the U.S. The funding of government programs could be reduced, delayed or eliminated due to numerous factors, including geopolitical events and macro-economic conditions, as well as U.S. government shutdowns, as recently occurred, changes in policies or priorities of specific governments or security pacts among several governments. As a result, our current orders from governmental customers may be subject to modifications and terminations, and our future orders may be reduced, due to factors over which we have little or no control. In addition, if the U.S. security assistance to Israel is reduced or discontinued, we may receive fewer U.S. funded orders and FMF funds. In some cases, such developments, as well as other changes relating to specific markets or customers, could lead to our exit from certain business operations, which could also result in asset impairment. Following the outbreak of the war in October 2023, we have in some cases experienced a reluctance from certain countries to purchase from Israeli companies, while in other cases we have experienced an increase in demand for our products. A reduction or elimination of government spending under current contracts with us, changes in future government spending priorities and funding and a discontinuation of certain of our business operations could cause a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. Additionally, pursuant to a January 7, 2026 U.S. Executive Order, the U.S. Secretary of War could seek to limit our ability to pay cash dividends or make share repurchases if the Secretary of War determines that we have underperformed or lacked sufficient prioritization of, investment in or production speed in carrying out or performing under our U.S. government contracts.

We face risks in our international operations. We derive a significant portion of our revenues from international sales. Entry into new markets as well as changes in international, political, economic or geographic conditions could cause significant reductions in our revenues and profitability. In addition to the other risks from international operations set forth elsewhere in these risk factors, some of the risks of doing business internationally include a potential deterioration in geopolitical or trade relations between countries, international trade sanctions, and imposition of or increases in tariffs and other trade barriers and restrictions. Imposition of or increases in import restrictions or tariffs by any government could lead to retaliatory actions by other countries, which could have broad effects in many industries and economies internationally (see also “Financial-Related Risks – Tariffs and trade tensions could have an adverse effect on economic conditions and financial markets” below). Broad-based international trade conflicts, as well as conflicts involving the State of Israel, such as the “Swords of Iron” war and related geopolitical responses, have had and may continue to have negative consequences on the demand for our products and services outside Israel as well as on exports from other countries to Israel, including by our suppliers (see “Risks Related to Our Israeli Operations and Environment – Conditions in Israel and the Middle East may affect our operations” below). Such conflicts could also make it more difficult for us to meet industrial participation requirements. Some of our global subsidiaries and their employees and business partners are also subject from time to time to protests, vandalism and other forms of disruption and attack that are aimed against Israel, Elbit Systems and/or Israeli defense contractors in general, and which sometimes create risks to our people, disrupt our operations and increase our costs. These efforts, which include organized boycotts and divestment efforts aimed at withdrawing investments, terminating various of our engagements and closing regional facilities, could continue or increase in the future. Other risks of doing business internationally include political and economic instability in the countries of our customers and suppliers, changes in diplomatic and trade relationships among countries and the increasing instances of terrorism and armed conflicts worldwide, some of which may be affected by Israel's overall political situation (see “Risks Related to Our Israeli Operations and Environment” below). Trade restrictions applied by the Israeli government on certain countries sometimes limit our sales to other governments that themselves do not impose restrictions. In addition, a variety of entity-specific sanctions by the Israeli government, the EU, the U.S. government or other governments or international organizations that apply with respect to our counterparties to certain contracts, may make it difficult or impossible to complete agreements with such counterparties or other related contracts. A continuation or escalation of the conflict between Russia and Ukraine could continue to affect Eastern Europe and other regions and increase the volatility of global economic conditions. We are unable to predict the full impact of either the conflict between Russia and Ukraine or conflicts in the Middle East on the economy generally or on our business and operations. Any of the foregoing risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We face increasing requirements for industrial participation and localization by many of our customers. In recent years, there has been a growing trend in numerous countries to encourage work with local industries, including through various incentives, budgetary allocations and tightening regulatory requirements, which sometimes causes operational difficulties and delays. Examples include mandating a preference for purchasing from domestic suppliers and requirements for local development, manufacture or cooperation with local entities, including regarding transfer of technologies and production lines. For example, in 2025 the European Union (EU) adopted the Security Act for Europe (SAFE), establishing a Euro 150 billion loan framework for EU member states to invest specifically in European defense companies. Adhering to localization requirements often involves complex operational issues and investments in facilities and subsidiaries in the local country. In addition, a number of our international programs require us to meet “Industrial Participation” or offset obligations, which have increased in recent years and involve additional costs. See Item 5. Operating and Financial Review and Prospects – Off-Balance Sheet Transactions. If we fail to successfully collaborate with our business partners to meet requirements for local development, manufacture or cooperation with local entities, it could have an adverse effect on our growth. If we fail to meet our Industrial Participation or offset obligations, we could be subject to contractual penalties or termination or inclusion on “black lists”, making it difficult or impossible to do business in such countries in the future. These consequences could, in turn, have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We are subject to risks associated with artificial intelligence (AI) technologies. When referring to AI, we generally mean a machine-based system with various levels of autonomy that can, for a given set of human-defined objectives, make predictions, recommendations or decisions influencing real or virtual environments, and use machine and human-based inputs to perceive real and virtual environments; abstract such perceptions into models through analysis in an automated manner; and use model inference to formulate options for information or action. We incorporate AI capabilities and generative AI capabilities, some of which we develop internally and some of which we obtain or license from third parties, into some of our products and solutions and in some of our development processes and business operations, and we expect to do so more in the future. Generative AI capabilities generally refers to our use of machine learning, deep learning, or other AI techniques to generate new outputs based on patterns and structures learned from training data, such as advanced data retrieval, code generation, natural language, images, videos, or recommendations. Such capabilities include, among others, large language models and vision language models, which are incorporated into certain of our internal enterprise processes, for example in the areas of supply chain management, engineering workflows, inventory oversight and project execution, and into certain of our products and solutions, for example in the areas of border protection, autonomous solutions, C4I systems, network centric information and operational systems and intelligence gathering systems. The rapid pace and complexity of generative AI development may require the investment of significant resources for us to remain competitive, and such investments may not produce successful outcomes or the returns that we expect. In addition, our competitors may incorporate generative AI into their development tools or products more quickly or more successfully than us, which could impair our ability to compete effectively (see also “Our future success in a competitive industry depends on our ability to develop new offerings and technologies quickly at cost-effective prices” above). It is possible that generative AI will become a disruptive technology, causing a radical change in our industry. If we are unable to timely adapt to such change, we may fall behind our competitors. Generative AI is a rapidly developing technology, with a developing legal framework. Current and future AI-related regulations may impose certain obligations on us, and the costs of monitoring and responding to such regulations, as well as the consequences of non-compliance, could have an adverse effect on our operations or financial condition. Furthermore, our use of AI may expose us to additional liability, litigation, as well as increased cybersecurity risks, risks related to IP ownership, IP infringement, disclosure of personal identifiable information, loss of confidential information (see also “Risks Related to Legal and Regulatory Requirements – Our business depends on proprietary technology that may be infringed or disclosed; our products may infringe third party rights” below), faulty manufacturing, misuse of AI, limited explainability and traceability of AI, as well as other technological, operational, reputational, and regulatory risks that are hard to predict, particularly if the AI we adopt, or data it is based on, produces errors or AI bias, generates inaccurate, incomplete or misleading outputs, contains open source copyrighted material, infringes upon existing technology or otherwise does not function as intended. All of these risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We are likely to compete with certain potential customers. The defense industry is dominated by a relatively small number of large prime contractors that have, in recent years, aggressively pursued vertical integration by acquiring or developing in-house capabilities that compete with our offerings in certain areas. This trend creates a ‘co-opetition’ dynamic where we must seek subcontracts in some cases from the same entities with whom we compete for larger programs. Decisions by these prime contractors to ‘insource’ requirements rather than utilize our specialized solutions or our failure to maintain good business relations with them, or further horizontal consolidation among them, could significantly reduce our addressable market and harm our financial results.

Our contracts may be terminated by our customers. Our contracts with customers may be terminated, amended or delayed by our customers for various reasons, including for their convenience. Such terminations, amendments or delays, which are experienced by the Company from time to time, may be due to factors over which we have little or no control (see also “Our revenues depend on a continued level of government business” above). In some cases, termination eliminates our right to payment under the contract and could also cause additional expenses, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Part of our revenues are derived from competitively awarded contracts. Part of our revenues are derived from contracts awarded through competitive bidding processes, primarily with governmental customers. These processes are complex, costly and time consuming, and we may not be successful in winning new contracts or renewals on favorable terms, or at all. Competitive procurements sometimes require us to submit technical and pricing proposals before the completion of product design, requiring assumptions regarding performance, cost, schedule and supply chain availability that may later prove inaccurate. If our estimates are incorrect, our margins may be reduced and we may incur losses. In addition, use of tenders, as well as indefinite delivery, indefinite-quantity and other multi-award contracts, may intensify competition, increase pricing pressure and require repeated competition for task or delivery orders. Moreover, even when we possess the necessary qualifications for a specific new contract, we may not secure the business due to the government’s approach of promoting a broad and varied group of contractors. We may also face bid protests from unsuccessful bidders, leading to added costs and possible contract changes and delays. If we are unable to consistently win competitively awarded contracts or replace expiring contracts, this could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Financial-Related Risks

We face currency exchange risks. We generate a substantial amount of our revenues in currencies other than the U.S. dollar (our financial reporting currency), mainly New Israeli Shekels (NIS), the Euro and Great Britain Pounds (GBP), and we incur a substantial amount of our expenses (primarily human resources, operational and supply chain expenses) in currencies other than the U.S. dollar, mainly NIS. Accordingly, in case of an appreciation of the NIS compared to the U.S. dollar, a significant portion of our costs will likely increase, as has previously happened. During 2025, the NIS appreciated by 12.5% compared to the U.S. dollar, leading to an increase in the portion of our labor‑related and operating expenses denominated in U.S. dollars. We also face the risk of reduced revenues in case of a depreciation of the Euro compared to the U.S. dollar, if we are awarded Euro denominated contracts based on price proposals that were provided when the Euro value was higher compared to the U.S. dollar. To the extent we derive our revenues or incur our expenses in currencies other than the U.S. dollar, we are subject to exchange rate fluctuations between the U.S. dollar and such other currencies. For example, we are sometimes negatively affected by exchange rate changes during the period from the date we submit a price proposal until the date of contract award or until the date(s) of payment. Certain currency derivatives we use to hedge against exchange rate fluctuations may not fully protect against sharp exchange rate fluctuations, and in some cases we are not able to adequately and cost-effectively hedge against all exchange rate fluctuations. See Item 11. Quantitative and Qualitative Disclosures About Market Risk – Exchange Rate Risk Management. In addition, our international operations expose us to the risks of price controls, restrictions on the conversion or repatriation of currencies, or even devaluations or hyperinflation in the case of currencies issued by countries with unstable economies. All of these currency-related risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. See below “Risks Related to Our Israeli Operations and Environment – We may be affected by changes in Israel’s economy” and Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Exchange Rates.

We may be adversely affected by increased levels of inflation and interest rates. Disruptions and volatility in the global economy and financial markets in recent years have put upward pressure on prices, causing widespread inflation particularly from 2021 to mid-2023. In response to the rising inflation, central banks in the markets in which we operate, including the Bank of Israel and the United States Federal Reserve, raised interest rates and tightened their monetary policies. Despite moderated inflationary pressures during 2024, which remained relatively stable in 2025, the level of inflation remains elevated compared to historical levels. As a result, the Company's employee wages and certain consumer price index (CPI) linked expenses, including the Company's borrowing costs, as well as costs of supplies, significantly increased over the past few years. The moderation of inflation may not continue in the future and interest rates could increase further, causing the Company considerable additional costs, as described above. High interest rates could also cause a significant additional increase in our borrowing costs on existing debt subject to variable interest rates and on new debt that we may issue, while also affecting the fair value of our investments and further exposing us to currency exchange risks. See also “We face currency exchange risks” above and “We face risks relating to financing for our operations and issuing guarantees” below. A global environment of high levels of inflation and interest rates and concurrent increased costs may also continue to impact our customers’ purchasing power, budgets, priorities and our industry overall. Interest rate increases or other government actions taken to reduce inflation could also slow business and government borrowing and spending, thereby placing economic markets at risk of recession, which could also affect the performance of our business partners under our joint projects. All of these risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

We have risks related to our debt obligations. In connection with our bank credits and loans, our notes listed on the Tel-Aviv Stock Exchange and the commercial paper we issued in Israel, we are subject to certain restrictions and/or are obligated to meet certain covenants, including with respect to total equity, equity ratio, operating income, current ratio (the ratio of current assets to current liabilities) and total assets. These restrictions and covenants affect, and may limit or eliminate, our ability to adequately plan for or react to market conditions, meet capital needs or otherwise carry out our activities or business plans. Our ability to comply with the terms of our financing arrangements can be affected by events beyond our control, including prevailing economic, financial market and industry conditions, and there can be no assurance that we will be able to comply with such arrangements. These terms could limit our ability to take advantage of financing, mergers and acquisitions or other opportunities. A breach of any restrictive covenants in our financing agreements, as well as our failure to repay our debts or maintain our rating (including for reasons beyond our control), could result in an event of default under those agreements, which could in turn lead to acceleration of the debts, cross-defaults and other penalties. For additional information on our debt see Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Bank and Notes Covenants; Financial Resources; Israeli Series B, C and D Notes and Israeli Commercial Paper.

We have risks related to the inherent limitations of internal control systems. We are subject to a range of requirements relating to internal control over financial reporting. Despite our internal control measures, we may still be subject to financial reporting errors or even fraud, which we may not detect. A control system, which is increasingly based on computerized processes, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. In addition, the benefit of each control must be considered relative to its cost, and the design of a control system must reflect such reasonable resource constraints. Implementation of changes or updates to our control systems, including addition of specific new requirements and deepening the capabilities and outputs of our fully operational enterprise resource planning (ERP) system at additional sites worldwide, sometimes encounter unexpected difficulties and delays. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts, by collusion of two or more persons or by management overriding such controls. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with applicable policies or procedures may deteriorate. See Item 15. Controls and Procedures. Failure to maintain effective internal controls, and any investigations or sanctions by regulatory authorities that result from such failure, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

In some of our projects, we are exposed to the credit risks of our customers and delays in customer payments, which may adversely affect the collection of our accounts receivable, thereby reducing our cash flow and potentially requiring us to obtain alternative funding at additional cost (see Item 4. Information on the Company – Financing Terms and Item 18. Financial Statements ‒ Note 3). We sometimes seek to protect all or part of such financial exposure by various means such as insurance or factoring (the sale of accounts receivable to third parties); however, such measures may not always be available in a cost-effective manner, may not fully cover our risks and may not be maintained through the entire program term. In addition, we sometimes assist our customers with obtaining financing from third parties. We normally receive insurance for such financing, but when insurance does not cover our full exposure, a customer's failure to pay us may result in a write-off and additional costs to the Company. During and following periods of inflation, such as since 2021, we enter into loan commitments with higher interest rates than comparable loan commitments in the past (see above – “We may be adversely affected by increased levels of inflation and interest rates”). Our borrowings under variable interest rate instruments expose us to interest rate risk. As interest rates increase, our debt service obligations on our variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Difficulties in obtaining financing at attractive rates could impact our ability to adequately meet our business needs or execute our growth strategy. Any of the foregoing risks could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

Changes to tax laws or classifications in any of the jurisdictions in which we operate could materially affect us and our shareholders. Tax laws, including tax rates, in the jurisdictions in which we operate are often unsettled and may be subject to significant changes. For example, the U.S. tax reform enacted in 2025 (informally titled the One Big Beautiful Bill Act) introduced a number of significant changes to the U.S. federal income tax rules. The OECD’s BEPS project has resulted in wide-ranging and continuous changes in the principles of international taxation and the tax laws in individual countries, including the Global Minimum Tax rules (GLOBE) introduced in 2021 (referred to as “Pillar 2”). Pillar 2 rules contemplate changes to numerous international tax principles and national tax incentives and enforce other arrangements such as a minimum effective tax liability of 15%, under certain conditions. Governments have been translating the Pillar 2 rules into specific national tax laws, as previously done with respect to BEPS, and Pillar 2 is effective as of financial year 2024 in certain countries. Israel has enacted a local minimum tax for multinational enterprise groups, and certain of the required measures, effective for tax years beginning on or after January 1, 2026, and is considering additional legislation to align its tax regime with evolving international minimum tax standards; however, not all such measures have been adopted, and future legislative developments, if any, remain uncertain. These changes, when adopted by individual countries, could adversely affect our financial position, including our provision for income taxes. At this stage we are analyzing the potential impact of the new rules on our financial results.

In February 2022, the Council of the EU updated its grey list, which includes countries that do not yet comply with all international tax standards but have committed to implementing reforms, to add Israel and nine other countries. In February 2024, the grey list was updated and Israel was removed therefrom, and was stated to be cooperating with the EU and having no pending commitments. In order to be considered cooperative for tax purposes, jurisdictions are required to meet certain criteria, including: tax transparency, fair taxation and anti-BEPS measures. European entities engaging with countries listed on the grey or black lists may be subject to certain restrictions. Changes in tax laws, policies, treaties or regulations, and their interpretation or enforcement, are unpredictable. Any of these occurrences could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

In addition, changes to tax laws, their interpretation or our classification under them can result in adverse consequences to our shareholders. For example, in case Elbit Systems is treated as a Passive Foreign Investment Company (a PFIC), during any taxable year during which a U.S. Shareholder (as defined in Item 10. Additional Information – Taxation – United States Federal Income Tax Considerations) holds our ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. Shareholder. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were treated as a PFIC with respect to our 2025 or 2024 taxable year and do not expect to be a PFIC for our current taxable year or in the reasonably foreseeable future. However, whether we are a PFIC is a factual determination that must be made at the close of each year and is based on factors that may be outside of our control, including, among other things, the valuation of our ordinary shares and assets, which will likely change from time to time. See Item 10. Additional Information – Taxation – United States Federal Income Tax Considerations.

Tariffs and trade tensions could have an adverse effect on economic conditions and financial markets. The U.S. government has announced a number of tariff-related policies that have resulted in increased tariffs and potentially will result additional tariffs on products imported into the United States. There is no certainty regarding if and how long the existing increased tariffs will remain in place or whether additional tariffs will be imposed and, if so, how long such tariffs will remain in place. These actions have resulted, and may result, in fluctuations in financial markets, including with respect to interest rates, and retaliatory tariffs or trade actions by other countries. If geopolitical tensions or uncertainty continue, they could result in a reduction of trade volume, investment and technological exchange and other economic activities among major international economies, which in turn could lead to a recession and further changes in interest rates. The application of increased tariffs or continuing uncertainty also may result in a material increase to our costs of operation or otherwise limit our commercial opportunities. Any of these events could adversely affect our business, results of operations and financial condition.

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

Our business involves risks that may not be adequately covered by insurance. Our business involves the development and production of products and systems for customers around the world. These products and systems can involve new technologies that are not yet fully tested. Failure of some of our products could result in loss of life or other substantial damages. In addition, in some cases our insurance policies contain exclusions from coverage such as war and terror, natural catastrophes and cybersecurity incidents. We may not be able to obtain product liability or other insurance to fully cover our risks in a cost-effective manner, and the monetary amount of our insurance coverage may not fully cover the liabilities we may incur from our activities, which could be substantial and could harm our business, reputation, financial condition, results of operations and cash flow. In addition, conditions in the global insurance market or in a specific sector or geography may make it more costly to obtain adequate insurance coverage.

Risks Related to Legal and Regulatory Requirements

We are subject to government procurement and anti-bribery and corruption rules and regulations. We are required to comply with government contracting rules and regulations relating to, among other things, cost accounting, sales of various types of munitions, anti-bribery and procurement integrity, which increase our performance and compliance costs. See Item 4. Information on the Company – Governmental Regulation. Our supply chain is also required to comply with many of these regulations. We engage in certain markets considered to have high bribery and corruption risks. In addition, certain non-governmental entities with which we do business adopt their own anti-bribery and corruption rules and guidelines that may be applicable to us in connection with our engagements with them. In July 2025, the NATO Support and Procurement Agency (“NSPA”), NATO's centralized procurement agency, rather than any individual NATO member state, notified the Company and two of its subsidiaries that they were subject to an internal investigation and in the absence of a waiver, were temporarily suspended from participating in new tenders. NSPA has not informed the Company of the factual circumstances or specific events that are the subject of the investigation and has since extended the temporary suspension until March 2026, while NSPA's internal investigation remains ongoing. The Company did not identify any irregularities or non-compliance in connection with any project involving NSPA. The Company's tender activity and business engagements with NSPA is very limited.

Failure to remain up to date with applicable regulatory changes around the world or to fully comply with these rules and regulations (as well as applicable sanction and export controls requirements, such as those relating to Russia or China), whether directly or indirectly, could result in the modification, termination or reduction of the value of our contracts, additional costs, the assessment of penalties and fines against us, our suspension or debarment from government contracting or subcontracting for a period of time or criminal sanctions or other adverse actions against us or our office holders, employees, supply chain or customers. Non-compliance with the rules and guidelines adopted by commercial entities in this area could adversely affect our business relationships, including disqualification from supplier lists and imposition of other limitations on future transactions. In addition, our employees may be subject to corruption attempts by third parties, in order to obtain business with the Company or receive other benefits. Any of the aforementioned risks, were they to materialize, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We depend on governmental security clearance and governmental approvals for international sales, procurement and acquisitions. Many of our contracts with governmental customers require us to maintain security clearances and employ staff with specific qualifications, experience, and clearance levels. If we or our employees fail to obtain or maintain the necessary clearances, we may be unable to secure new contracts, and current customers could end their contracts or choose not to renew them. Additionally, our international sales, as well as our ability to attract and retain highly skilled personnel and access or procure technology, software and hardware, depend largely on export authorizations and other approvals from the governments of Israel, the U.S. and other countries, the receipt, maintenance and renewal of which may be delayed or disrupted by government actions or inaction, including regulatory or policy changes or U.S. government shutdowns. Our suppliers are also subject to applicable authorizations and approvals. See Item 4. Information on the Company – Governmental Regulation. From time to time, we are unable to obtain such approvals and approvals granted to us may expire or be revoked or new approval requirements may be implemented by governmental authorities. Since the outbreak of the “Swords of Iron” war, we have experienced increased delays and stringency in the provision of approvals by certain foreign governments to export certain materials and components to Israel, which in some cases has led to delays in receiving these items, causing supply chain disruptions. In addition, in some cases there are inadvertent failures to comply with existing governmental approvals. If we, our customers or our suppliers fail to obtain or comply with governmental approvals, or if certain approvals previously obtained are revoked or expire and are not renewed for any reason, including due to changes in political conditions, increasing stringency of international export control requirements to Israel or to countries we operate in (such as the controls on the export of U.S. developed computer chips that power AI technologies), or imposition of sanctions, our ability to sell our products and services to overseas customers and our ability to obtain, develop or manufacture goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

In addition, in the context of mergers and acquisitions, most countries require government approval for acquisitions of domestic defense and homeland security-related businesses, which may be denied, or subject to unfavorable conditions or to conditions that could prevent us from certain business opportunities or increase our ongoing expenses. Such regulations are stringent in a number of countries, including the U.S. We also may be unable to obtain antitrust approvals for certain acquisitions as our operations expand. Failure to obtain such governmental approvals could negatively impact our future business and prospects.

Our operations may expose us to liabilities under various environmental protection, health and safety laws and regulations. Our operations are subject to environmental protection, health and safety requirements, some of which are also applicable to our suppliers. Changes in laws and regulations around the world may limit or otherwise affect the use of our products or impact our manufacturing processes and necessitate that we dedicate additional resources to comply with environmental protection, health, safety or other requirements. These include, among other things, regulations regarding the storage and handling of hazardous materials, including munitions, used in our operations, as well as standards related to greenhouse gas emissions. See Item 4 – Information on the Company – Governmental Regulation – Environmental, Health and Safety Regulations and “Risks Related to Our Operations – Our business could be adversely affected by climate change, Environmental, Social and Governance (ESG) regulatory requirements and market responses thereto” above.

Some of our operations involve inherent risks of physical injury, such as manufacturing and testing of our systems and platforms, as well as handling of hazardous materials, including munitions and explosives. Despite implementing safety measures, we sometimes experience accidents, resulting in physical injuries and damage to equipment, facilities and the environment. In order to meet increased demand for our products by Israel and by governments around the world since the beginning of the “Swords of Iron” war, we have enhanced the production rate at some of our facilities, including by adding additional shifts. Increased volume of operation enhances the risk that accidents will occur. We are also sometimes subject to certain procedures and orders under environmental, health and safety laws and regulations which require us, or we otherwise choose, to implement remediation measures to comply with such requirements. Furthermore, some of our business licenses and permits are for fixed periods and must be renewed from time to time. Renewal of such licenses and permits is not certain and is sometimes made contingent on additional conditions that impose additional costs on us. In case of violation or liability under environmental, health and safety laws and regulations applicable to us, including with respect to any contamination or our storage, manufacture, testing or handling of munitions and explosives, as a result of our inability to obtain licenses or permits, or due to human error, accident, equipment failure or other causes, we could be subject to fines, costs, civil or criminal sanctions, face property damage or personal injury claims or be required to incur substantial investigation or remediation costs. These factors could cause disruptions in our operations and have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Our business depends on proprietary technology that may be infringed or disclosed; our products may infringe third party rights. Many of our systems and products depend on our proprietary technology for their success. Like other technology-oriented companies, we rely on a combination of IP, some of which is not formally protected. Our formally protected IP includes patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure agreements, confidentiality provisions in sales, procurement, employment and other agreements and technical measures to establish and protect proprietary rights in our products. We sometimes use open source software in the development of our systems and products and expect to continue to do so. Our ability to successfully protect our IP may be limited because:

•IP laws in certain jurisdictions may be relatively ineffective;

•detecting infringements and enforcing proprietary rights may be difficult due to unavailability of details of competitors' technology and may divert management’s attention and company resources;

•contractual measures such as non-disclosure agreements and confidentiality provisions may afford only limited protection;

•our employees may input our confidential information, including material non-public information, trade secrets or personal identifiable information, into AI applications, resulting in such information becoming accessible by third parties, including our competitors, or in a loss of trade secret status of such information;

•our ownership rights over inventions or works of authorship developed using AI technology may be limited, for example if those are based or rely on, or contain, materials that were used in the training of such AI technologies which are subject to third-party IP or given the position of courts and IP offices in the U.S. and in some other jurisdictions that require sufficient human involvement in such developments;

•our patents may expire, thus providing competitors access to the applicable technology;

•competitors may independently develop products that are substantially equivalent or superior to our products or circumvent our IP rights; and

•IP not formally protected may be misappropriated or leaked to our competitors.

Certain open source licenses may impose conditions that could require us to disclose source code, to license software under specific terms, to distribute software at no cost, or otherwise limit our ability to commercialize our products. In addition, software developed using AI tools may be subject to similar open source requirements if such tools are trained on open source data sets. We may also face claims alleging improper use of, or non‑compliance with, open source licenses, and open source software may contain undetected defects, vulnerabilities or malware.

Under our development contracts with the IMOD, the U.S. government and certain other foreign governments, such governments usually retain specific rights to IP resulting from our performance under these contracts, which generally include the rights to disclose the information to third parties, including other defense contractors that may be our competitors (See also Item 4. Information on the Company – Intellectual Property – Governmental Customers’ Rights in Data). In addition, sometimes third parties register patents in technologies relevant to our business areas and assert infringement claims against us. The cost of defending against infringement claims could be significant, regardless of whether the claims are valid. If we are not successful in defending against such claims, we may be prevented from using or selling certain products of ours, be liable for damages and required to make adjustments to our software, technology or products, or to obtain licenses, which may not be available on reasonable terms, any of which may have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We are subject to laws and contractual obligations regarding data protection. Certain information we receive and maintain regarding our employees and third parties is subject to various laws regarding privacy and data protection. Many of these laws are rapidly evolving and increasingly rigorous (See below – Item 4. Information on the Company – Governmental Regulation – Cybersecurity and Data Privacy Regulations). In addition, we are frequently subject to contractual obligations requiring us to protect the confidential information of customers. A failure or perceived failure by us to comply with laws, industry standards or contractual obligations regarding the protection of data, and any inadvertent disclosure of such data, including through our use of AI, could subject us to enforcement actions and other litigation by customers and governmental authorities, fines, damages and negative publicity, or may give rise to specific obligations, including required notices, consents and opt-outs, under various data privacy, protection and cybersecurity laws and regulations in a number of jurisdictions. See our description of a September 2025 cybersecurity incident under “Risks Related to Our Operations – A cyber or security attack or other similar incident resulting in a breach, disruption or failure in our or our supply chain's digital environment, or of our products, could adversely affect us” above. These could, in turn, have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. See also “Risks Related to Our Markets and Industry – We are subject to risks associated with artificial intelligence (AI) technologies” above.

Other Risks Related to Our Ordinary Shares

Our share price may be volatile and may decline. Numerous factors, some of which are beyond our control and unrelated to our operating performance or prospects, may cause the market price of our ordinary shares to fluctuate significantly. Factors affecting market price include, but are not limited to: (i) variations in our operating results and ability to achieve our key business targets; (ii) sales or purchases of large blocks of stock; (iii) changes in securities analysts’ earnings estimates or recommendations; (iv) differences between reported results and those expected by investors and securities analysts; and (v) changes in our business, including announcements of new contracts or other major events by us or by our competitors. In addition, we could be subject to securities class action litigation following periods of volatility in the market price of our ordinary shares.

Other general factors and market conditions that could affect our stock price include but are not limited to changes in: (i) the market’s perception of our business; (ii) the businesses, earnings estimates or market perceptions of our competitors or customers; (iii) the outlook for the defense, homeland security and commercial aviation industries; (iv) general market, economic (including changes in Israel's credit rating) or health (including pandemics) conditions unrelated to our performance; (v) the legislative or regulatory environment; (vi) government defense spending or appropriations; (vii) military or defense activities and conflicts locally and worldwide; (viii) the level of national or international hostilities; and (ix) the general geopolitical environment (including the perceived value of investing in an Israeli defense company). A significant increase in our share price can also increase our payment obligations under our stock price-linked employee compensation plans.

We have a major shareholder with significant influence over certain matters requiring shareholder approval. As of March 5, 2026, Federmann Enterprises Ltd. (FEL) directly and indirectly owns approximately 41.5% of our ordinary shares. Therefore, subject to special majority requirements for certain shareholder approvals under the Israeli Companies Law - 1999, as amended (the Companies Law) and our articles of association, FEL may have significant influence over the outcome of matters requiring shareholder approval, including the election of directors. Michael Federmann, who serves as a member of our board of directors, is (through entities under his control) the controlling shareholder of FEL, and he is also the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of our ordinary shares owned by FEL. See Item 6. Directors, Senior Management and Employees – Board Practices – Appointment of Directors; External Directors and Independent Directors – External Directors, Item 7. Major Shareholders and Related Party Transactions – Major Shareholders, Item 10. Additional Information – Approval of Certain Transactions and the Description of Securities filed as Exhibit 2.1 to this annual report (the Description of Securities), under Provisions Relating to Major Shareholders.

Risks Related to Our Israeli Operations and Environment

Conditions in Israel and the Middle East may affect our operations. Political, economic and military conditions in Israel and the Middle East directly affect our operations. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and some of its Arab neighbors. Although the Abraham Accords have enhanced Israel's relations with certain countries in the Middle East, an ongoing state of hostility, varying in degree and intensity, remains between Israel and several of the other countries in the region, which has caused and may continue to cause security and economic challenges for Israel, and for Israeli businesses and employees. Regime and significant political changes in the Middle East as seen in the ongoing conflict in Syria and the prolonged political and economic crises in Lebanon could also have an effect on such state of hostility. Political, economic and military conditions in Israel and the Middle East, as well as resulting decisions and actions of international judicial bodies, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

On October 7, 2023, Hamas terrorists infiltrated Israel's southern border from the Gaza Strip and conducted a series of brutal attacks on civilian and military targets. Hamas and soon thereafter Hezbollah, operating from Lebanon, launched extensive rocket attacks on the Israeli population and industrial centers, including areas in which some of the Company's facilities and employees were located. Following the October 7 attacks, the State of Israel declared a state of war, which was initially named “Swords of Iron”, commencing a military campaign in Gaza and, at a later stage, in Lebanon. Israel was also subject to missile and drone attacks by Iran and other terrorist organizations on different fronts, including the Houthi movement in Yemen and rebel militia groups in Syria. These attacks prompted military responses by Israel. In addition, the Houthi movement launched attacks on shipping in the Red Sea, resulting in widespread rerouting of cargo ships and some shipping companies ceasing shipments to Israel. On June 13, 2025, the conflict between Israel and Iran escalated into high intensity mutual attacks that lasted until a ceasefire was declared nearly two weeks later. Ceasefires with Lebanon and Hamas were reached in November 2024 and January 2025, respectively, and a subsequent ceasefire with Hamas was agreed to in October 2025. On February 28, 2026, Israel and the U.S. launched a joint attack on Iran named “Operation Roaring Lion” by Israel and “Operation Epic Fury” by the U.S., targeting key Iranian officials and targets. Iran launched attacks against Israel and at U.S. military bases across the region, including strikes in Bahrain, Qatar, Saudi Arabia, Kuwait and Jordan. On March 2, 2026 Hezbollah launched an attack on Israel. Future developments with respect to these and other hostilities in the Middle East are difficult to predict at this time. See Item 4. Information on the Company – Conditions in Israel – Impact of recent conflicts in the Middle East on the Company.

The recent conflicts in the Middle East have resulted in significant economic, military and social consequences to Israel. Any major hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our business, financial condition and results of operations. While Elbit Systems has experienced a continued material increase in orders from the IMOD since October 7, 2023, at the same time these conflicts have caused supply chain and operational constraints, including amongst others, due to the temporary evacuation of employees working at facilities subject to missile attack, relocation on a temporary basis of certain production lines in evacuated areas to alternative facilities, significant employee call up for reserve duty (also see below – “Many of our employees and some of our officers are obligated to perform military reserve duty in Israel”), increase in transportation costs and delays related to the Houthi movement attacks on shipping in the Red Sea, material and component shortages (see also above – “We may experience production and other delays, discontinuation of supply or liability due to supply chain disruptions and failures of our suppliers to comply with our requirements or with applicable laws”), limitations imposed by some countries on exports to and imports from Israel and attacks on some of our global facilities by anti-Israel organizations (also see above – “We face risks in our international operations”).

If the ceasefire currently in effect with Hamas cannot be sustained or the conflict with Iran and Hezbollah is prolonged or escalates further, for example by expanding to additional fronts, or if new conflicts arise, the negative effects on our business may increase, including without limitation an adverse effect on our ability to meet our obligations to our customers, renewed dislocation of our employees and production lines and physical damage to our facilities. The full extent of the effects of ongoing or new conflicts on the Company's performance will depend on future developments that are difficult to predict at this time, and the risks related to the conflicts could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow. See also Item 4. Information on the Company – Conditions in Israel – Impact of recent conflicts in the Middle East on the Company.

Many of our employees and some of our officers are obligated to perform military reserve duty in Israel. Generally, Israeli citizens and permanent residents are obligated to perform ongoing military reserve duty up to a specified age. Reserve soldiers may also be called to active military duty at any time under emergency circumstances, for extended periods. During the “Swords of Iron” war, a considerable number of our employees were called for reserves duty. As of December 31,
2025, approximately 6% of our work force in Israel had been called up, and as of March 5, 2026, the percentage was increased to approximately 8%, following the launch of “Operation Roaring Lion”. The percentage could fluctuate depending on future developments. In accordance with current Israeli law, employees on reserve duty continue to be fully paid by the Company, while the National Insurance Institute refunds the Company for their salaries, up to a certain statutory ceiling (which is sometimes lower than the salaries we pay to such employees) and, in some cases, partially indemnifies the Company for additional employment costs. As a result, the Company has incurred, and will likely continue to incur, costs in respect of its employees who are called to reserve duty for which it is not fully indemnified by the government. For further details see below Item 4. Information on the Company – Conditions in Israel – National Insurance Institute. Although the Company recruits additional employees when needed to limit the effect of reserve call-ups on its business operations, the absence of our employees, as well as those employees of certain of our suppliers, for extended periods has in the past and may in the future cause delays in our programs and operations. Such delays, if prolonged, as well as the direct costs incurred by the Company as a result of such call-ups, could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Political relations could limit our ability to sell or buy internationally. We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms, other firms doing business with Israel and Israeli-owned companies operating in other countries. These actions have increased since October 7, 2023. In addition, certain foreign government defense export policies have become more stringent towards Israel during this time, making it more difficult for us in some cases to obtain the export authorizations necessary for our activities. See above “Risks Related to Our Markets and Industry”. In some cases Israeli firms such as the Company are prevented from participating in international trade shows. Restrictive laws, policies or practices directed towards Israel or Israeli businesses or a decision to reduce trade with Israeli businesses could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

Reduction in Israeli government spending or changes in priorities for defense products may adversely affect our earnings. While Elbit Systems has experienced a material increase in orders from the IMOD since the start of the “Swords of Iron” war, the Israeli government may reduce its expenditures for defense items or change its defense or other priorities in the coming years. In addition, the Israeli defense budget may be adversely affected if there is a reduction in U.S. foreign military assistance. See above “Risks Related to Our Markets and Industry”. Any of the foregoing circumstances could have a material adverse effect on our business, reputation, financial condition, results of operation and cash flow.

We may be adversely affected as a result of extended periods without a stable Israeli government and delays in adopting a defense budget. Israel has experienced a period of significant political instability in recent years, characterized by five general elections held between 2019 and 2022. This has led to frequent changes in the composition of the government and delays in adopting budgets. Delays in adopting budgets have continued in the following years. Periods without an approved budget have negatively impacted the ability of the IMOD to adopt a new budget, enter into new programs (and specifically multi-year programs) and make timely payments to its suppliers. Should such extended periods of instability or delays in adopting budgets reoccur, it could negatively affect our operations in Israel and have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

We may be affected by changes in Israel’s economy. From time to time Israel’s economy may experience inflation or deflation, the effect of fluctuations in world commodity prices, the impact of military conflicts, civil and political unrest, budgetary constraints and other macro-economic changes. It is widely believed that the “Swords of Iron” war and related conflicts have had and may continue to have adverse effects on the Israeli economy. For example, in October 2024, S&P Global downgraded Israel's long-term credit rating from A+ to A with a negative outlook, reflecting heightened security risk (in November 2025 S&P Global upgraded this rating to A with a stable outlook, reflecting lower-immediate security risk). Reductions by international rating agencies such as S&P Global, Moody's and Fitch Ratings could disrupt the business environment and make investors hesitant to invest or transact business in Israel, as well as make it more difficult and expensive for us to raise capital and negatively influence the market price of our ordinary shares. See above “Other Risks Related to Our Ordinary Shares”. Israel's economy may also be affected by developments in fiscal policies of other international economies, such as those in the U.S. and Europe. For these and other reasons, in the past the government of Israel has intervened in the economy, for example by employing various fiscal and monetary policies and import duties, imposing foreign currency restrictions and controls of wages, prices and foreign currency exchange rates and adopting regulations regarding the lending limits of Israeli banks to companies considered to be in an affiliated group. The Israeli government has periodically changed its policies in these and other areas. In the beginning of 2023, the Israeli government began a process to implement significant changes in the Israeli judicial system. Various financial, legal and commercial organizations and entities claimed that such changes would weaken the Israeli judicial system and, as a result, could negatively impact Israel’s economic and financial conditions. At this stage we cannot assess the likelihood that these or other significant changes will be proposed in the future, the likelihood of their adoption or any potential impact on the Israeli economy or our business. Changes in the Israeli economy, as well as various policies implemented by the Israeli government, could make it more difficult for us to operate our business and could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

Israeli law may delay, prevent or impact acquisition of our controlling interest and apply additional restrictions. The Israeli Defense Entities Law (Protection of Defense Interests), 5766 – 2006 (the Israeli Defense Entities Law) requires Israeli government approval of an acquisition of “means of control” in Israeli “defense entities” so designated pursuant to this law, including with respect to Elbit Systems and companies we currently own or may seek to acquire in the future, in the event that relevant orders making such designation are issued by the Israeli government. Such a designation may also contain additional conditions relating to the purchase or transfer of “means of control”. As of the date of this annual report, such designation orders have not been issued in relation to Elbit Systems. However, in 2021 the IMOD initiated a process under which it intends for the Israeli government to designate Elbit Systems and most of our Israeli subsidiaries as “defense entities”. Since the process was initiated, discussions have taken place between Elbit Systems and the IMOD about the terms and conditions of the orders. Additional discussions took place in 2025 and 2026. Our understanding is that the discussions have reached final stages, and we were informed that the IMOD is about to initiate the formal process for approvals required under the Israeli Defense Entities Law. The Company is not in a position to evaluate if or when such orders will be approved by the relevant government authorities and ministers (including the signatures of ministers) and become effective.

Our designation as a “defense entity” would likely limit the ability of a potential purchaser to acquire a significant interest in our shares without the approval of the Israeli government. Orders relating to “defense entities”, including the orders that are expected to be issued with respect to the Company, would likely also, among other matters: (1) impose restrictions on the ability of Israeli or non-Israeli resident citizens to hold means of control or be permitted to “substantially influence” such entities; (2) require that senior officers have appropriate Israeli security clearances; (3) require that the entity’s headquarters be in Israel; (4) require the approval of the IMOD to enter into certain joint ventures and mergers or to transfer certain technology or means of manufacturing; and (5) require such entities to maintain essential production lines and development capacities in Israel. See also Item 4. Information on the Company – Governmental Regulation – Regulation of Israeli Defense Entities.

In addition, under the Equipment Registration and Recruitment Law for the Israel Defense Forces, 5747 –1987, certain orders may be issued by authorized government officials, under specific conditions, among others, to seize certain equipment of private companies or to prevent its movement outside of Israel, for use by the Israel Defense Forces (IDF). Furthermore, the Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. The provisions of each of these laws and related government designations could delay, prevent or impede an acquisition of a significant portion of our shares, as well as other business transactions and operational activities, even if they are considered beneficial by the Company or by our shareholders, which could have a material adverse effect on our business, reputation, financial condition, results of operations and cash flow.

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

Being a foreign private issuer exempts us from certain SEC requirements. As a foreign private issuer within the meaning of rules promulgated under the Exchange Act, we are exempt from certain Exchange Act rules and requirements that apply to U.S. public companies, including: (i) the requirement to file with the SEC quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) rules regulating the solicitation of proxies in connection with shareholder meetings; (iii) Regulation FD prohibiting selective disclosures of material information; and (iv) rules requiring significant shareholders to disclose stock ownership and trading activities and imposing liability on directors, officers and significant shareholders for profits realized from “short-swing” trading transactions. Because of the foregoing, our shareholders may receive less information about our Company and may be afforded less protection under U.S. federal securities laws than shareholders of a domestic U.S. company. Furthermore, on June 4, 2025, the SEC published a Concept Release highlighting potential amendments to the foreign private issuer definition, such as updating eligibility requirements or adding trading volume and listing criteria. If we lose our status as a foreign private issuer due to new requirements adopted by the SEC or because we no longer meet the current definition, we would be required to file periodic reports and registration statements on more detailed U.S. domestic forms, comply with SEC requirements and Nasdaq corporate governance rules from which we are currently exempt and incur significant additional legal, accounting and administrative expenses.

Rights and responsibilities of shareholders are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. corporations. Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our Articles of Association and Israeli law. As a result, these rights and responsibilities differ in some respects from those of shareholders in U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters that require shareholder approval. A shareholder also has a general duty not to discriminate against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company, or has another power with respect to the company, has a duty of fairness towards the company. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

Our principal office is located at Advanced Technology Center, Haifa 3100401, Israel, and our telephone number is +972-77-2940000. Our principal offices in the United States are the headquarters of Elbit Systems of America, LLC (ESA) at 4700 Marine Creek Parkway, Fort Worth, Texas 76179-6969, and the main telephone number at that address is 817-234-6600.

Our website address is www.elbitsystems.com. We make our website content available for informational purposes only and should not be relied upon for investment purposes. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report. We have included our website address as an inactive textual reference only. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov/, and is not incorporated by reference into this annual report.

Business Overview

General

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

The Company's strategy is generally based on the following pillars:

Strong worldwide presence – developing a unique global footprint and multiple local subsidiaries, to allow broad sourcing of revenues from different regions, thereby reducing risk. Our subsidiaries are located in several of our key markets, enjoying our advanced technologies and collective experience, while supporting local defense forces in their home markets and strengthening supply chains and local economies.

Trusted and valued partner – positioning ourselves as a strategic partner of our customers, both our end users and OEMs, and not merely a supplier.

R&D and innovative portfolio – investing in research and development, with an aim to increase the breadth of our portfolio both horizontally and vertically, to maximize our position in the markets in which we operate. In recent years we have invested a material percentage of our revenues to develop a broad range of cutting-edge solutions for our customers (see also Item 5. Operating and Financial Review and Prospects – Research and Development (R&D) Expenses).

People – investing in our highly skilled employees to maintain operational experience and technological know-how.

Growth culture – striving for constant value creation, exploring new opportunities and scalable thinking to achieve continuous growth.

Recent Developments

In recent years the Company has grown significantly, including in terms of our order backlog, revenues, number of employees and large-scale programs. The Company has also broadened its portfolio at a faster pace than in the past, especially in the area of munitions.

In 2025 we continued to invest in R&D, including in the fields of energy weapons and autonomous systems.

Over the course of 2025, we were awarded a variety of contracts, both from the IMOD and from international customers, including:

•approximately $260 million contract to supply Directional Infrared Countermeasure (DIRCM) self-protection systems for Germany's A400M aircraft fleet.

•two contracts in an aggregate amount of approximately $260 million for the supply of advanced airborne munitions to the IMOD.

•approximately $1.6 billion contract to deliver a range of defense solutions to a European country.

•approximately $2.3 billion international contract for a strategic solution.

•contracts with the IMOD in an aggregate amount of approximately $210 million for tank upgrades.

•contracts in an aggregate amount of approximately $275 million for the supply of advanced airborne self-protection electronic warfare suite, including DIRCM systems to an Asia-Pacific country.

•approximately $228 million follow-on contract to provide Iron Fist Active Protection System (APS) for U.S. Army Bradley IFV upgrades.

To support our strategy and growth, in 2025 we continued our strategic CAPEX investments and the process of expanding our operations in Europe, initiating the establishment of new facilities in Sweden and Germany to enhance our local delivery capabilities and customer support. We also built a new facility in the U.S. for our composite and metal aircraft structural operations. The new UAV assembly site opened in 2024 in Israel is already operational and the new munitions production site in Ramat Beka in southern Israel is partially operational, with additional factories expected to join production gradually (see also “Property, Plants and Equipment”– below).

We are increasingly integrating AI, robotics, advanced analytics and advanced production management into our manufacturing facilities. We have formed dedicated teams to integrate AI capabilities into our portfolio and technology solutions and to increase productivity across internal enterprise processes, including supply chain management, engineering workflows, inventory oversight, and project execution. During 2025, we focused on improving operational efficiency by using these technologies to modernize our manufacturing capabilities and support our growth.

We are also continuing our efforts to reduce supply chain disruptions that have increased in recent years, including by increasing inventories and optimizing inventory planning.

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

This global trend has increased demand in the areas of C4ISR systems, cyber-defense systems, network centric information and operational systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems, unmanned surface vessels, autonomous systems, land and aerial precision munitions, tank, artillery and mortar munitions, vehicle survivability and force protection systems, signal intelligence (SIGINT) and electronic warfare (EW) systems, space and satellite-based defense capabilities and homeland security solutions. The technological advances in commercial technologies have led to increasing demand for technological solutions that incorporate digital transformation, including AI, big data analytics, robotics, automation and information assurance by military forces. Moreover, there is a continuing demand for cost-effective logistic support and training and simulation services, and overall integrated solutions for the modern battlefield. We believe our synergistic approach of finding solutions that combine elements of our various activities positions us to meet evolving customer requirements in many of these areas.

We tailor and adapt our technologies, integration skills, market knowledge and operationally-proven systems to our customers' requirements in both existing and new platforms. By upgrading existing platforms with advanced technologies, we provide customers with cost-effective solutions, and our customers are able to improve their technological and operational capabilities within limited budgets. Our experience in providing “systems of systems” enables us to provide overall solutions in a range of areas to meet our customers’ comprehensive defense, homeland security and safety needs.

Following recent conflicts, governments around the world are striving to achieve independent capabilities by focusing on the utilization of local defense industries. We believe Elbit Systems' global presence via its subsidiaries as well as its partnerships with leading defense companies worldwide is a significant advantage for the Company.

In light of supply chain challenges since October 7, 2023, the IMOD announced a “Blue and White” strategy in 2024 that involves expanded investment in local production of defense systems and critical components to decrease its dependency on external suppliers. Implementation of this strategy has been reflected in several awards to Elbit Systems, and may lead to additional awards to the Company in the future.

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
–ESA – mainly provides products and systems solutions to U.S. military, foreign military sales (FMS/FMF), homeland security (HLS), medical instrumentation and commercial aviation customers.
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

Our portfolio of EO systems and solutions includes integrated vision and targeting solutions, laser range-finders and laser designators, stabilized payloads, electro-optic intelligence, surveillance and reconnaissance (ISR) systems and DIRCM systems, as well as multiple vision-enhancing solutions for military forces and multi-spectral payloads and telescopes for space applications. We are a leading supplier of laser technology for military applications including high-power laser (HPL) technology and solutions.

HPL is a high-end evolving application, where high power levels are required. With superior performance and response, adjusted to extreme maneuvering, HPL is intended to provide optimal focus and line of sight, as well as advanced tracking and beam shaping capabilities.

Based on decades of experience in laser technology and advanced EO systems, the Company has been appointed as the developer and provider of military grade HPL by the IMOD, which in 2024 awarded a contract to the Company to supply HPL systems for the “Iron Beam” air defense system. The first Iron Beam system was delivered to the IMOD in 2025.

The Company continues to invest in the development of HPL technologies and solutions (including its HPL airborne solution) that it believes will present a leap forward in future defense against various threats. We have allocated significant engineering resources to this initiative, leading to substantial technical progress and the achievement of key developmental milestones to date. The Company is under a contract for the development and supply of its HPL airborne solution for fighter aircraft and helicopter platforms of the IDF.

The Company also engages in the field of energy weapons, including high‑power microwave (HPM) technologies intended for defense applications.

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

The Land segment portfolio includes the following main capabilities:

Indirect Fire Systems

We provide a range of self-propelled automatic and semi-automatic 155mm howitzers that are designed to be adaptable and mounted on a broad range of truck chassis. We also provide fully automatic rocket-launchers that can launch a broad variety of precision-guided and free-flying rockets with various effective ranges. Our comprehensive mortar and tactical precision firepower solutions include mortar systems integrated on a variety of platforms and a range of 120mm mortar ammunition.

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

ESA. ESA, a Delaware limited liability company, mainly provides products, system solutions, and support services focused on the defense, homeland security, law enforcement, commercial aviation, and medical instrumentation markets. Most of ESA's revenues are derived from the U.S. government, its allies and large prime U.S. defense contractors.

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

The ESA portfolio includes the following main capabilities:

–Airborne holistic situational awareness and decision-making through helmet mounted displays, head-down displays, head-up displays, and mission computers, airborne electronic warfare solutions, and electro-optical infrared systems. This includes a commercial aviation portfolio with a line of air data products, cockpit instrumentation and vision systems. ESA also offers Aftermarket Sustainment and Support services.
–Next-generation warfighter systems through advanced night vision and digital soldier systems.
–Ground combat vehicle systems such as mobile tactical cannons, turrets, vehicle protection systems, 360-degree situational awareness solutions and vehicular components.
–Counter intrusion and border protection systems and Counter-Unmanned Aerial Systems (C-UAS).
–Electro-optics and precision targeting solutions, multi-modal seekers, mortar weapon systems and munitions, as well as launched effects and loitering munitions.
–ESA also has two U.S. subsidiaries that offer additional capabilities:
–Sparton, which provides Maritime solutions, networks, and communications through sonobuoys and undersea warfare systems; and
–KMC Systems, doing business as HiArc, which is a premier engineering design and manufacturing partner for Life Science and Diagnostic customers, specializing in intelligent workflow automation and high-throughput clinical platforms.

Revenues

The following table provides our consolidated revenues by geographic region, expressed as a percentage of total revenues for the years ended December 31, 2023, 2024 and 2025:

	2023	2024	2025
Israel	19%	29%	32%
North America	24%	22%	21%
Europe	30%	27%	27%
Asia-Pacific	21%	17%	16%
Latin America	2%	2%	1%
Others	4%	3%	3%

Subsidiary Organizational Structure

Our beneficial ownership interest in our major subsidiaries is set forth in Exhibit 8 to this annual report. Our equity and voting interests in these entities are the same as our beneficial ownership interests.

Below is a general description of our major subsidiaries, each of which is wholly-owned. We also have other smaller wholly and partially owned subsidiaries and investments in companies in Israel, Europe, North America, South America and Asia-Pacific (including among others in Germany, the UK, Sweden, Switzerland, Brazil, Romania, Hungary, India, Australia and the United Arab Emirates) that conduct marketing, engineering, manufacturing, logistic support and other activities, principally in the entity’s local market. Our subsidiaries generally operate across our segments, often in collaboration with us and with other subsidiaries.

ESA. Elbit Systems of America, LLC (ESA), and its subsidiaries, provide products and systems solutions focusing on U.S. military, homeland security, medical instrumentation and commercial aviation customers. ESA and its subsidiaries have operational facilities in Fort Worth, Texas; Merrimack, New Hampshire; Charleston, South Carolina; Talladega, Alabama; Roanoke, Virginia; Fairfax, Virginia; Birdsboro, Pennsylvania; Boca Raton, Florida and DeLeon Springs, Florida. ESA also has a 50% interest in a joint venture with Collins Aerospace, a unit of Raytheon Technologies Corp., which is engaged in the area of helmet-mounted display systems for fixed-wing military and para-military aircraft. ESA acts as a contractor for U.S. Foreign Military Financing (FMF) and Foreign Military Sales (FMS) programs. See below “Governmental Regulation – Foreign Military Financing (FMF)”. Each of ESA’s operational facilities has engineering and manufacturing capabilities. ESA’s manufacturing facilities in Alabama, Texas, New Hampshire, Virginia and Florida also have significant maintenance and repair capabilities. See below “Manufacturing” and “Customer Satisfaction and Quality Assurance”.

ESA, Elbit Systems and intermediate Delaware holding company subsidiaries are parties to a Special Security Agreement (SSA) with the DoW. The SSA provides the framework for controls and procedures to protect classified information, controlled unclassified information and export-controlled data. The SSA allows the ESA companies to participate in classified U.S. government programs even though, due to their ownership by Elbit Systems, the ESA companies are considered to be under the control of a non-U.S. interest. Under the SSA, a Government Security Committee of ESA’s board of directors was permanently established to supervise and monitor compliance with ESA’s export control and national security requirements. The SSA also requires ESA’s board of directors to include outside directors who have no other affiliation with the Company. ESA’s board of directors also includes an officer of ESA and up to two inside directors, who have other affiliations with the Company. The SSA requires outside directors and officers of the ESA companies who are directors, and certain other senior officers, to be U.S. resident citizens and eligible for DoW personnel security clearances.

Sparton DeLeon Springs, LLC (Sparton DeLeon Springs), a subsidiary of ESA and Sparton Corporation (Sparton), is a party to and operates under a Proxy Agreement to which ESA, Elbit Systems and the DoW are also parties. The Proxy Agreement is necessary because Sparton DeLeon Springs performs sensitive programs that require additional protection from a U.S. national security perspective. Under the Proxy Agreement, three independent proxy holders, who have no prior affiliation with Sparton DeLeon Springs, Elbit Systems or ESA, govern the affairs of Sparton DeLeon Springs and monitor compliance with the U.S. government’s export control and national security requirements. The Proxy Holders and certain senior officers of Sparton De Leon Springs must be resident U.S. citizens and eligible for DoW personnel security clearances.

C4I and Cyber. Headquartered in Netanya, Israel, Elbit Systems C4I and Cyber Ltd. (C4I and Cyber) is engaged in the worldwide market for C4ISR systems, data links and radio communication systems and equipment, cyber intelligence solutions, autonomous solutions and homeland security solutions.

Elisra. Based in Holon, Israel, Elbit Systems EW and SIGINT – Elisra Ltd. (Elisra) provides a wide range of EW systems, SIGINT systems and C4ISR technological solutions for the worldwide market.

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

Mergers, Acquisitions and Divestitures

Part of our growth strategy includes our continued activity in mergers and acquisitions and joint ventures with respect to businesses, assets and complementary technologies both in Israel and internationally. The Company’s structure often enables us to benefit from synergy with our overall capabilities while at the same time allowing us to focus on local requirements. Our acquisitions enhance our customer reach by strengthening in‑country relationships, supporting customer‑specific research and development and production requirements, and improving our supply‑chain, delivery and sales capabilities through localization.

We continue our efforts to pursue acquisition and investment opportunities that meet our strategic goals and acquisition criteria in key markets For example, in 2025 we entered into an agreement to acquire the remaining equity interest in UAV Tactical Systems Ltd. (U-TacS), which was executed in 2026. Originally established in 2005, U-TacS specializes in advanced tactical unmanned aerial systems.

We regularly evaluate our merger and acquisitions strategy to optimize our portfolio. In addition, we continue to evaluate our portfolio of solutions and assets and from time to time pursue divestiture of businesses that are not considered to be core to our strategy. In 2025 C4I and Cyber sold its shares in Robo-Team Holdings Ltd.

Property, Plants and Equipment

Facilities Owned or Leased by the Company (square feet)

	Israel(1)	U.S.(2)	Other Countries(3)
Owned	1,658,140	977,124	881,916
Leased	7,844,631	968,407	754,362
(1)Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel.

(2)Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of ESA, primarily in Texas, New Hampshire, South Carolina, Florida, Alabama and Virginia. The facilities in New Hampshire, Florida and Alabama are located on owned land totaling approximately 150 acres. Universal Avionics Systems Corporation's facilities are located in Arizona, Washington and Georgia, of which 166,000 square feet are owned and 83,000 square feet are leased.

(3)Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America, Canada and Asia-Pacific.

Recent Investment in Facilities. Over the last two years the average annual net investment in our facilities, including land and buildings, equipment, machinery and vehicles, amounted to approximately $220 million. We believe that our current facilities, the vast majority of which are utilized, are adequate for our operations as now conducted.

The Company is in the process of completing the construction of a new munitions production site in Ramat Beka in southern Israel at a scale of approximately 860,000 square feet. Production has commenced at the site and is expected to gradually increase during 2026 and thereafter. In accordance with our understandings with the Israel Land Authority and in light of the continued increased production rate, the Company's evacuation date for its Ramat HaSharon facility in Israel has been extended several times, with the most recent extension until the end of 2026.

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

Israeli Export Regulations. Israel’s defense export policy regulates the sale of a number of our systems and products, as well as certain technologies and services. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the exports are consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. We also must receive a specific export license for defense-related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market). In 2025, approximately 68% of our revenue was derived from exports which were subject to Israeli export regulations.

U.S. and Other Export Regulations. ESA’s export of defense and dual use products, as well as defense-related technical data and defense services to Israel and other countries, is subject to applicable authorizations of the U.S. government, typically under the U.S. International Traffic in Arms Regulations (ITAR) and the U.S. Export Administration Regulations (EAR). Such authorizations may be in the form of export and import licenses, as well as technical assistance agreements (TAAs) or manufacturing license agreements (MLAs) for transfers of technical data and performance of defense services. These requirements also apply to any other U.S. entities who export defense products or defense-related services and technology to our Israeli and other non-U.S. entities, in order to perform work for U.S. programs or to work with U.S. contractors in third countries. Employment by our U.S. affiliated companies of Israeli nationals assigned to work in defense-related technical areas is also subject to licensing requirements. Applications for export authorizations require disclosure of information regarding the intended sales and users of the applicable hardware, software or technology. The U.S. government may deny an export authorization if it determines that a transaction is counter to U.S. policy or national security. Our business is also affected by other governments’ export regulations, including with respect to end user restrictions of our suppliers’ governments.

Regulation of Israeli Defense Entities. The Israeli Defense Entities Law establishes conditions for the approval of an acquisition or transfer of “means of control” of an entity that is designated as an Israeli “defense entity” pursuant to this law. Designation as a “defense entity” occurs through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Minister of Economy. No such orders for Elbit Systems have been issued as of the date of this annual report. However, in 2021, the IMOD initiated a process under which it intends for the Israeli government to designate Elbit Systems and most of our Israeli subsidiaries as “defense entities”.

Orders to be issued under the Israeli Defense Entities Law may establish various conditions and restrictions. It is likely that Israeli government approval will be required for acquisition of a specific percentage of shares or voting rights in Elbit Systems that would constitute “means of control” under the law. “Means of control” for this purpose could include, for example, the right to vote a specified percentage of shares at a shareholders’ meeting or to appoint a director. Orders relating to “defense entities”, including the orders that are expected to be issued with respect to the Company, would likely also, among other matters: (1) impose restrictions on the ability of Israeli or non-Israeli resident citizens to hold means of control or be permitted to “substantially influence” such entities; (2) require that senior officers have appropriate Israeli security clearances; (3) require that the entity’s headquarters be in Israel; (4) require the approval of the IMOD to enter into certain joint ventures and mergers or to transfer certain technology or means of manufacturing; and (5) require such entities to maintain essential production lines and development capacities in Israel.

Since the IMOD initiated the process mentioned above, discussions have taken place between Elbit Systems and the IMOD regarding the terms, scope and contents of the orders. Additional discussions took place in 2025 and 2026. Our understanding is that the discussions have reached final stages, and we were informed that the IMOD is about to initiate the formal process for approvals required under the Israeli Defense Entities Law. The Company is not in a position to evaluate if or when such orders will be approved by the relevant government authorities and ministers (including the signatures of ministers) and become effective. Such orders, if and when issued, will be published and available to the public in a manner like that of Israeli legislation. In parallel to the finalization of the orders, the Israeli government is anticipated to issue a control and acquisition permit to the existing controlling shareholders of the Company.

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

Approval of U.S. and Other Defense Acquisitions. Many countries in addition to Israel require governmental approval of acquisitions of local defense companies, businesses or assets by foreign parties. Mergers and acquisitions of defense-related and other potentially sensitive businesses in the U.S. are subject to the Foreign Investment Risk Review Modernization Act of 2018 (FIRRMA). Under FIRRMA, our acquisitions of defense-related and other potentially sensitive businesses in the U.S. may, in some cases, require review and approval by the Committee on Foreign Investment in the United States (CFIUS). CFIUS has the authority to impose additional restrictions through National Security Agreements (NSA) as part of its review and approval of the acquisitions as well as monetary penalties or other adverse actions in response to non-compliance with CFIUS regulations or NSAs. ESA is subject to several NSAs.

“Buy American” Laws. The U.S. “Buy American” laws impose price differentials or prohibitions on procurement of products purchased under U.S. government programs. The price differentials or prohibitions apply to products that are not made in the United States or that do not contain U.S. components making up at least 65% of the total cost of all components in the product. However, the current Memorandum of Agreement between the United States and Israeli governments qualifies Israeli products as “U.S. content” for the purposes of the Buy American laws for specified products, including most of the products currently sold in the United States by Elbit Systems and our Israeli subsidiaries.

Foreign Military Financing (FMF). ESA participates in United States FMF programs. These programs require countries, including Israel, receiving military aid from the United States, to use the funds to purchase products containing mainly U.S. origin components. In most cases, subcontracting under FMF contracts to non-U.S. entities is not permitted. As a consequence, ESA generally either performs FMF contracts itself or subcontracts with U.S. suppliers. The U.S. government may authorize the IMOD to utilize a portion of the FMF budget under the United States Subcontracting Procurement (USSP) channel. In such cases, companies such as Elbit Systems or our Israeli subsidiaries, who are acting as the Israeli prime contractor to the IMOD under the NIS-funded portion of an IMOD program, are authorized to negotiate and enter into a subcontract directly with a U.S. supplier. However, payment of the funds under a USSP channel subcontract is administered by the IMOD Purchasing Mission to the U.S. The scope of such USSP channel authorization has increasingly required that the funds be used in U.S. dollars. We believe our U.S. subsidiaries, which are U.S. operating companies, are well positioned to engage in U.S. dollar-funded FMF programs. ESA also participates in U.S. Foreign Military Sales (FMS) programs.

Procurement Regulations. Solicitations for procurement by governmental purchasing agencies in Israel, the United States and other countries are governed by laws, regulations and procedures such as those relating to procurement integrity, including due diligence, avoiding conflicts of interest and corruption, and meeting information assurance and cyber-security requirements. Such regulations also include provisions relating to the avoidance of human trafficking and counterfeit parts in the supply chain. In view of the ongoing conflict between Russia and Ukraine, various countries and organizations have adopted specific sanctions, export controls and other regulations to restrict, among other things, the use of certain goods and technologies originating from Russia. Similarly, the United Stated has adopted specific regulations to restrict, among other things, the procurement of goods or services from specific Chinese entities. China has also applied counter restrictions on sales to the United States. Such regulations and restrictions apply to us, as well as our supply chain.

Anti-Bribery/Corruption Regulations. We conduct operations in a number of markets that are considered high risk from an anti-bribery/anti-corruption compliance perspective. Various laws and regulations, including certain provisions of the Israel Penal Code, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and corresponding legislation in other countries, prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process. Israeli defense exporters, such as Elbit Systems, are required to maintain and follow an anti-bribery/corruption compliance program.

Cybersecurity and Data Privacy Regulations. Certain data relating to our employees and third parties including among others, customers and suppliers that we receive and maintain is subject to data privacy regulations, including those of the EU (the General Data Protection Regulation), the U.S. (including U.S. state laws) and Israel. In recent years, there has also been an increased focus on cybersecurity, including related to personal privacy, cybersecurity and data protection. We are required to comply with evolving and increasingly complex cybersecurity regulations and guidelines in the Europe, the U.S., Israel and elsewhere with respect to reporting and public disclosure of adverse events and additional requirements for avoiding or responding to such events.

In August 2024, the Israeli Knesset amended the Privacy Protection Law, 5741 – 1981 (the Privacy Protection Law), aiming to address challenges related, among others, to the protection of personal information. The amendment, which came into force in August 2025, provides additional enforcement measures to the Israeli Privacy Protection Authority and requires certain defense companies to appoint an internal supervisor to oversee and monitor the implementation of the Privacy Protection Law within the organization and provide annual and ongoing reporting internally and to the head of the Israeli privacy protection authority.

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

Food and Drug Administration Regulations. Medical products designed and manufactured by ESA’s Medical Instruments – HiArc business unit are subject to U.S. Food and Drug Administration (FDA) regulations.

Environmental, Health and Safety Regulations. We are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions in which we have operations. This includes regulations relating to air, water and ground contamination, hazardous waste disposal and other areas with a potential environmental, health or safety impact.

In January 2023, the European Commission's Corporate Sustainability Reporting Directive (CSRD) came into force, which requires in-scope companies, among other things, to prepare sustainability reports including certain mandatory and voluntary disclosures on impacts, risks and opportunities in relation to certain sustainability matters. Currently, the CSRD is not applicable to the Company, however it may in the future apply with respect to certain of our European subsidiaries. Other regulations, such as the California Climate Disclosure law, are or may in the future be applicable to certain activities and/or subsidiaries of the Company. The Company faces meaningful regulatory risks due to evolving climate change requirements from these and other regulatory authorities, which could result in increased compliance costs, disclosure obligations and potential legal liabilities.

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

Financing Terms

Types of Financing. There are several types of financing terms applicable to our contracts. In some cases, we receive progress payments related to our progress in performing the contract. Sometimes we receive advances from the customer at the beginning, or during the course, of the project, and sometimes we also receive payments for achieving specific milestones. In some programs we extend credit to the customer, sometimes based on receipt of guarantees or other security. In other situations work is performed before receipt of the payment, which means that we finance all or part of the project’s costs for various periods of time. In some cases, we enter into arrangements in which we sell our rights under certain accounts receivables from our contracts with customers, on a non-recourse basis, to advance payments on their account. See Item 18. Financial Statements – Notes 2AA and 2AD.

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

Intellectual Property

Patents, Trademarks and Trade Secrets. We own hundreds of active patent families including patents and patent applications registered or filed in Israel, the United States, the European Patent Office and other jurisdictions. We also hold dozens of active trademark families relating to our products. A significant part of our IP assets relates to unique applications of advanced software-based technologies. Some of these applications are protected by patents, and others are considered as our trade secrets, know-how and proprietary information. We take a number of measures to safeguard our IP against infringement as well as to avoid infringement of other parties’ IP. For risks related to our IP see Item 3. Key Information – Risk Factors – Risks Related to Legal and Regulatory Requirements – Our business depends on proprietary technology that may be infringed or disclosed; our products may infringe third party rights.

Governmental Customers’ Rights in Data. The IMOD usually retains specific rights to technologies and inventions resulting from our performance under contracts for end use by the IMOD or the IDF. This generally includes the right to disclose the information to third parties, including other defense contractors that may be our competitors. When the IMOD funds research and development, it usually acquires rights in the data developed under such funding. We often may retain a non-exclusive license for such inventions. The Israeli government usually is entitled to receive royalties on export sales resulting from government financed development. However, if only our product is purchased without development effort, we normally retain the principal rights to the technology. Sales of our products to the U.S. government and some other customers are subject to similar conditions. Subject to applicable law, regulations and contract requirements, we strive to maintain our IP rights and provide customers with the right to use the technology only for the specific project under contract.

Licensing. There are relatively few cases where we manufacture under license. Such licensing typically applies to the use of technologies that are the result of collaboration with academic institutions or where we are manufacturing another company’s product in accordance with that company’s specifications. In such cases, the licensor typically is entitled to royalties or other types of compensation. In some cases where we have acquired business lines we obtain a royalty-free license to use the applicable technology for specified applications. We also obtain licenses to use software tools in our engineering and development activities and utilize open source software licenses in projects where such use is appropriate. Occasionally, we license parts of our IP to customers or business partners as part of the requirements of a particular contract. We also sometimes license technology to other companies for specific purposes or markets, such as the right to manufacture certain components of our products or the right to use certain of our IP relating to the operation and adaptation of our training and simulation systems. Due to the growing trend of a number of governments requiring us to work with their local industries, such licensing has become more prevalent.

Research and Development

We invest in research and development (R&D) pursuant to a long-term plan that we update periodically based on estimated market needs. Our R&D efforts focus on anticipating operational needs of our customers, achieving reduced time to market and increasing affordability. We emphasize improving existing systems and products and developing new ones using emerging or existing technologies, including an increasing use of open source software and generative AI.

Our R&D projects relate to defense, homeland security and commercial applications. We perform R&D projects to produce new systems for the IMOD and other customers, sometimes in collaboration with our business partners. These projects give us the opportunity to develop and test emerging technologies. We develop tools for fast prototyping for both the design and development process. Fast prototyping permits the operational team members to effectively specify requirements and to automatically transfer them into software code. We also are engaged in long-term investments in science and technology infrastructure and building blocks, often in collaboration with academic bodies. We employ thousands of software, hardware and systems engineers. In addition, many of our program and business line managers have engineering backgrounds. About half of our total workforce is engaged in technology-related functions, including research, development and engineering.

Our companies in Israel have collectively been awarded the Israel Defense Prize 38 times, recognizing extraordinary contributions to defense technological innovations. In 2025, the Company was awarded the Israel Defense Prize for our role in three separate innovative defense technological projects: developing a breakthrough advanced system that represents a world-class technological achievement; developing and deploying unique operational capabilities that culminated in the elimination of Hezbollah Secretary-General Hassan Nasrallah; and producing technology for the IDF's Eitan Armored Personnel Carrier (APC).

Our customers, the Israel Innovation Authority in the Ministry of Economy and Industry and other R&D granting authorities sometimes participate in our R&D funding for our Israeli-based companies. Some of our subsidiaries outside of Israel receive funding of certain of their R&D activities from their respective governments or customers. We also invest our own funds in research and development activities. This investment is in accordance with our strategy and plan of operations. The table below shows amounts we invested in R&D activities for the years ended December 31, 2023, 2024 and 2025.

(U.S. dollars in millions)	2023	2024	2025
Total Investment	$502.6	$544.1	$599.6
Less Participation*	(78.2)	(77.7)	(82.5)
Net Investment	$424.4	$466.4	$517.1

*See above “Intellectual Property – Governmental Customers' Rights in Data” and see below – “Conditions in Israel – Israel Innovation Authority and Investment Center Funding”.

Manufacturing

We manufacture and assemble our systems and products at our operational facilities in Israel, the U.S., Europe, India, Brazil and Australia, and at the facilities of certain of our subsidiaries in other countries. These facilities contain warehouses, electronic and other manufacturing areas, mechanical workshops, final assembly and test stations with test equipment. We also have supporting infrastructure including fully automated surface mount technology lines, robots and clean rooms for electro-optic components, solid state components integration, environmental testing and final testing, including space simulation and thermal chambers. We have computerized logistics systems for managing manufacturing and material supply. We have deployed and assimilated a new manufacturing execution system that that is integrated with our ERP system across our manufacturing plants, enhancing optimization, controlled decision making and Industrial Internet of Things implementation. A number of our manufacturing activities are provided on a shared services basis by several of our in-house centers of excellence.

As part of our global ESG strategy, we pursue environmentally friendly manufacturing activities and conduct ongoing measurements to reduce electricity, water and fuel consumption. We invest in technological solutions in our manufacturing processes that support environmental protection, such as the type of energy utilization and choice of components and materials.

We also manufacture and assemble composite materials, metal parts and machinery. One of our Israeli subsidiaries has a high technology semiconductor manufacturing facility where it performs electronic integration and assembly of thermal imaging detectors and laser diodes. We also manufacture and repair test equipment.

We manufacture commercial avionics and aircraft components, as well as perform maintenance, repair and overhaul at our U.S. FAA-registered facilities in the U.S. and Israel. We also manufacture medical equipment at U.S. FDA-registered facilities in the U.S.

As part of our efforts to protect our employees while maintaining business continuity during the “Swords of Iron” war and the conflict with Iran, we relocated some of our production lines to locations outside of areas of the country that were evacuated. All relocated production lines have returned to their original locations.

Seasonality

Although revenues may sometimes increase towards the end of a fiscal year, no material portion of the Company’s business is considered to be seasonal. The timing of revenue recognition is based on several factors. See Item 5. Operating and Financial Review and Prospects – General – Critical Accounting Policies and Estimates – Revenue Recognition.

Supply Chain

We conduct supply chain activities that consist of procurement, logistics and planning at most of our operational facilities. On a global company level, we use a “hybrid” operating model that combines various global procurement management, logistics and planning. By using this model, we strive to leverage economies of scale, develop centers of excellence and reduce supply chain cycle times and risks. The raw materials we use are generally available from a range of suppliers internationally. We generally do not depend on single sources of supply, however, in some cases limited sources are available to us and in certain projects, specific subcontractors are designated by the customer (sometimes with specific requirements for localization). In some cases our sources of supply are limited due to restrictions that we, the Israeli government, the U.S. government or others impose.

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

As a result of the conflict between Russia and Ukraine, the increased tension in the Middle East related to the “Swords of Iron” war and the imposition of, and changes in, tariffs, trade restrictions and other protectionist or retaliatory measures between the United States, China and other countries, there has been greater market volatility and uncertainty in recent years than in the past with respect to the costs of transportation to and from the region, the availability of which has become much more limited (due to factors such as attacks on shipping in the Red Sea), the costs and availability of some of the raw materials and components that we utilize (such as materials required to produce explosives and electronic components), as well as certain market shortages and limitations (including in some cases limitations on export to Israel) and delays in supply. With respect to certain materials our dependency on single sources of supply has increased. In some cases, we have increased our inventories in order to partially mitigate these supply chain disruptions, support the growing demand of the IMOD and maintain deliveries to our customers.

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

We also use project management methods such as Kaizen and Lean. We evaluate such processes on a regular basis. Our processes are based on various engineering planning and developing tools. This infrastructure, together with recognized management methodologies and applications, assists us in our efforts to provide high quality and on-time implementation of projects. We have deployed an advanced ERP system in order to consolidate uniform best practices for quality and operations across the organization in one unified ecosystem across the Company. As part of the ERP ecosystem, we have deployed a Manufacturing Operations Management (MOM) system, which is an advanced Manufacturing Execution System (MES), to enhance our production efficiency and “Industry 4.0” processes. In this framework, we deployed digital transformation methodologies, introduced AI tools and integrated advanced analytics in our production lines. We also maintain applicable certifications for our information technology systems, as detailed below.

All Israeli operational sites are certified for one or more of the following: ISO-9001, ISO-90003 for software, AS9100 (certified for revision D and compliant with AQAP requirements), AS9115 for software, ISO-14001, ISO-45001, FAA Part 145 and European Aviation Safety Agency (EASA) Part 145 for maintaining civil products, Part 21 G for production of civil products and EMAR NLD-MAR-21 for production of military aviation products. One of our UK affiliates holds UK.MAA.145.1705 certificate for military aircrafts Maintenance Organization, and UKCA 145.01362 certificate for Civil aircrafts Maintenance organization. All of our operational sites in Israel are also certified for ISO-27001 (Information Security Management System), ISO-27032 and ISO-27035 for cyber security, ISO/IEC 27036 for Information security for supplier relationships, ISO/IEC 27018 for Information technology Security techniques Code of practice for protection of personally identifiable information (PII) in public clouds acting as PII processors and ISO/IEC 27017:2015 (Information technology Security techniques Code of practice for information security controls based on ISO/IEC 27002 for cloud services). Representatives of our customers generally test our products before acceptance. Some of our customers have authorized us to conduct acceptance testing of our products on their behalf.

Quality certifications applicable to defense products of ESA’s operating units include certifications for CMMC Level 2, CMMI Level 3 of the SEI, ISO-9001, AS9100 (certified for revision D) and compliance with NATO AQAP requirements. In the area of commercial aviation ESA’s operating units hold AS9110 (certified to rev. C) for Aviation Maintenance Organizations and NLD-MAR-145, EASA-145 certification as well as a variety of FAA Supplemental Type Certifications (STCs) including FAA Part 145 approved repair stations. In the medical equipment area, ESA is certified for ISO-13485:2016, registered with the FDA as a Contract Manufacturer (FEI Number 1219738) and is FDA-compliant with Quality Systems Regulations 21 CFR Parts 820, 803, 806 and 830.

Service and Warranty

We instruct our customers on the proper maintenance of our systems and products. In addition, we often offer training and provide equipment to assist our customers in performing their own maintenance. When required, support may be provided by a local support team or by specialists sent from our facilities. We also provide performance-based logistics services and operation of flight school fleets. We have implemented an advanced Customer Relations Management (CRM) system at selected sites to enhance our after-sales support services. The CRM system is deployed in certain after‑sales support programs, as required.

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

In the U.S., ESA generally leads our sales and marketing activities from its facilities throughout the U.S. ESA operates under a Special Security Agreement, and a subsidiary of ESA (Sparton DeLeon Springs) operates under a Proxy Agreement, both of which allow ESA and its subsidiaries to work on certain classified U.S. government programs. See above “Subsidiary Organizational Structure – ESA”. Our subsidiaries in other countries typically lead the marketing activities in their home countries, often assisted by marketing and business development personnel based in Israel.

We are party to cooperation agreements with defense contractors, platform manufacturers and other companies in Israel, the United States, Europe, Latin America, Asia-Pacific and certain other markets. These agreements provide for joint participation in marketing and performance of a range of projects around the world. In other situations, we actively pursue business opportunities as either a prime contractor or a subcontractor, usually together with local companies. We often enter into cooperation agreements with other companies for such opportunities.

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

Continuing partnership and collaboration in the defense industry has affected competition. In addition, many major prime contractors are increasing their in-house capabilities. These factors have sometimes decreased the number but increased the relative size and resources of our competitors in the defense industry. In addition, in recent years competition has increased from companies active in the deep-tech, and more specifically – defense-tech, field, which sometimes can be more agile and innovative than our traditional competitors, enabling them to develop disruptive technologies at a faster pace, with the potential to reshape the traditional defense market.

We adapt to market conditions by adjusting our business strategy to changing market conditions.

Competitors in the sale of some of our products to the government of Israel include, among others, Israel Aerospace Industries and Rafael Advanced Defense Systems among others. Outside of Israel, we compete in a number of areas with major international defense and homeland security contractors principally from the United States and Europe. Our main competitors include divisions and subsidiaries of Northrop Grumman, Raytheon, General Dynamics, BAE Systems, L3Harris, Thales, Airbus, Leonardo, Saab, Textron, Teledyne Technologies, Boeing, Lockheed Martin, AeroVironment, Rohde & Schwarz, Rheinmetall, Kongsberg, Safran, Hensoldt, CMC, CAE, Aselsan, Bharat Electronics, Cubic, Cognyte, Baykar, Turkish Aircraft Industries, Hanwha, LIG Next1 and Poongsan. We compete with companies that are active in the deep-tech / defense-tech field, such as Anduril Industries, Palantir Technologies, Shield AI, Helsing, Kela AI Systems and Ondas. Many of these competitors have greater financial, marketing and other resources than we do. We also compete in the worldwide defense and homeland security markets with numerous smaller companies. In certain cases, we also engage in strategic cooperative activities and in specific projects with some of our competitors, such as original equipment manufacturers (OEMs) in the U.S. and Europe.

Overall, we believe we are able to compete on the basis of our systems development and technological expertise, our systems’ operationally-proven performance and our policy of offering customers overall solutions to technological, operational and financial needs.

Major Customers

Our revenues from individual customers can sometimes account for more than 10% of our revenues in a specific year. Our only such customers during the last three years were the IMOD, which accounted for 16% of our revenues in 2023, 25% in 2024 and 28% in 2025, and the U.S. government, which accounted for 17% of our revenues in 2023, 15% in 2024 and 15% in 2025.

ESG Practices

Policy. We place importance on our ESG practices, including environmental, health and safety (EHS); corporate governance, ethics and anti-corruption; fair labor practices and human rights; supply chain compliance; and social responsibility to the communities in which we live and work. This is consistent with our policy of emphasizing responsible and ethical business practices. Our ESG policies are overseen by our board of directors (Board) and managed by our senior management. We establish multi-year ESG-related goals. Our ESG activities support our involvement as active members in leading sustainability and ethics organizations. We published a comprehensive ESG Report for 2024, which is available on our website, detailing our main ESG-related activities, performance and impact, including our progress towards achieving ESG-related goals.

Environmental, Health and Safety Compliance. We are committed to leading environmental, health and safety standards in all aspects of our operations. This includes applicable regulatory requirements as well as compliance with ISO-14001 and ISO-45001 standards. We also conduct a number of measures on an ongoing basis to promote environmentally friendly operational practices and address climate change goals, including measures to reduce electricity, fuel and water consumption, to increase recycling and to incorporate environmental protection measures in our manufacturing processes (see “Manufacturing” above). We are also engaged in various business and operational activities related to the environment. For example, in 2025 we initiated a transition at many of our Israeli sites to electricity generated from natural gas, which supported our sustainability strategy and helped reduce our environmental footprint.

We utilize a global EHS management system and internal audits and surveys to address risk analysis, regulatory compliance and policy updates. EHS risks are an integral part of our risk management processes. We periodically review and assess our compliance with applicable EHS regulations and our internal policies, address gaps and establish corresponding action plans. In 2025, we participated again in the Carbon Disclosure Project and published an EHS report summarizing key elements of our compliance activities, which is available on our website. There are no material environmental issues that prevent the Company from using our facilities or materially affect our ongoing activities.

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

In addition to our Ethics and Compliance Code of Conduct (see Item 16B. Code of Ethics) and compliance with applicable laws and regulations, we have an active Company-wide ethics compliance program, incorporating a range of policies and procedures. This includes the anti-bribery/corruption area where we have a policy of zero tolerance for corruption. Our anti-bribery/corruption compliance program also includes a number of elements, including whistleblower and investigations processes, contractual requirements, due diligence, ongoing organization-wide as well as function-focused training, record keeping and enforcement. We also expect our supply chain and Industrial Participation/ offset transactions to follow ethical practices (see “Supply Chain Compliance” below). Our Ethics and Compliance Code of Conduct, Whistleblower and Investigations Procedure, Anti-Bribery and Corruption Compliance Policy, Business Entertainment and Gifts Policy and Supplier Code of Conduct are published on our website. We are also active in a number of international organizations relating to ethics and compliance.

Fair Labor Practices and Human Rights. Our ESG policies address fairness and transparency in our workforce, and we promote and implement fair labor practices and employee human rights throughout our organization. Our Human Rights Statement and Human Rights Policy are each published on our website. We respect data privacy relating to our employees. We act to prevent sexual harassment and workplace bullying. We have also implemented non-discriminatory hiring and promotion practices and promote inclusion in our workforce. In addition, we promote transparency with our employees regarding our labor and management practices. As part of the implementation of Israel's Equal Pay for Female and Male Employees Law, we conduct an evaluation regarding possible gender pay gaps among our employees according to the criteria specified by the law, and publish the results on our website. We also provide certain information to our employees, as required under the law.

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

Community-Related Activities. Our ESG policy encourages volunteerism by our Company entities and employees, many of whom donate their time and efforts in the support of members of our communities who are in need. In this regard, we strive to give priority to initiatives that promote educational advancement in less developed communities, particularly in the technology sectors. We promote numerous other community support activities, including involvement on a national level in major charitable organizations in Israel and the U.S. In 2025, we held a hackathon in collaboration with the Sheba Medical Center Rehabilitation Department, aimed at identifying technological solutions to support medical and paramedical teams and to enhance rehabilitation and recovery processes for wounded IDF veterans.

Conditions in Israel

Impact of recent conflicts in the Middle East on the Company. The war that began on October 7, 2023 continued throughout most of 2025, with ceasefires agreed to between Israel and Lebanon involving the conflict with Hezbollah in November 2024, and, after an intensified period of conflict that lasted 12 days, a ceasefire was declared with Iran in June 2025. A ceasefire with Hamas was agreed to in January 2025, and a subsequent ceasefire with Hamas was agreed to in October 2025. On February 28, 2026, Israel and the U.S. launched a joint attack on Iran named “Operation Roaring Lion” by Israel and “Operation Epic Fury” by the U.S., targeting key Iranian officials and targets. Iran launched attacks against Israel and at U.S. military bases across the region, including strikes in Bahrain, Qatar, Saudi Arabia, Kuwait and Jordan. On March 2, 2026 Hezbollah launched an attack on Israel. The current situation remains uncertain.

Since the commencement of the war and the escalation of conflicts in the Middle East, Elbit Systems has experienced a continued material increase in the demand for its products and solutions from the IMOD compared to the demand levels prior to the war. Such increased demand may continue and could generate material additional orders for the Company.

As a result of the war and the other conflicts in the Middle East, some of Elbit Systems’ operations have experienced disruptions due to supply chain and operational constraints, including among others increases in transportation costs and delays due to factors such as the Houthi movement attacks on shipping in the Red Sea, material and component shortages and elevated prices, employee call-ups for reserve duty, limitations imposed by some countries on engagement with Israel and attacks on some of Elbit Systems’ global facilities by anti-Israel organizations. Elbit Systems has taken various steps to protect its employees worldwide, to support increased production, to increase raw material and component inventories, to mitigate supply chain disruptions and to maintain business continuity. Following the ceasefire agreements described above, these operational effects on the Company have been reduced, however, in light of the recent escalation of conflicts involving Iran and Hezbollah, such effects on the Company’s performance could increase again, depending on future developments that are difficult to predict at this time, including the duration and scope of these conflicts.

Trade Agreements. Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a member of the World Trade Organization, which incorporates the General Agreement on Tariffs and Trade and provides for reciprocal lowering of trade barriers among its members.

Israel Innovation Authority and Investment Center Funding. The government of Israel, through the Israel Innovation Authority (IIA) in the Ministry of Economy and the Israel Investment Center, encourages research and development projects oriented towards export products and participates in the funding of such projects as well as company investments in manufacturing infrastructure. Our Israeli companies receive IIA funding through various channels, such as transfer of knowledge from an academic institution for a product, bi-lateral product development and innovative product development. Our companies participating in such development of products usually pay the Israeli government a royalty at various rates, and such funding is typically subject to a number of conditions. See Item 5. Operating and Financial Review and Prospects – General – Long-Term Arrangements and Commitments – Government Funding of Development. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the government participates in the funding of the development effort. The Israeli Investment Center promotes product exports and increased industrialization of peripheral areas in Israel through investment in industrial infrastructure. The Israeli Investment Center either provides grants for qualified projects or provides tax benefits for qualified industrial investments by Israeli companies.

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

Severance Pay. Under Israeli law, our Israeli companies are required to make severance payments to terminated Israeli employees. The severance reserve is calculated based on an employee’s last salary and period of employment. A portion of the severance pay and pension obligation is covered by payment of monthly premiums to insurance companies/policies under approved plans and to pension funds. The deposits presented in the balance sheet include profits accumulated to the balance sheet date. However, Elbit Systems and our Israeli subsidiaries have entered into agreements with some of our employees implementing Section 14 of the Severance Payment Law, relating to the treatment of severance pay. See Item 18. Financial Statements – Note 2Q and 17.

National Insurance Institute. Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance. As of December 31, 2025, the payments to the National Insurance Institute were equal to approximately 19.6% of wages (subject to a cap if an employee’s monthly wages exceed a specified amount) with the employee contributing approximately 61.2% and the employer contributing approximately 38.8% of the total amount due.

During the “Swords of Iron” war, some of our employees were mobilized for reserve duty (see above “Impact of recent conflicts in the Middle East on the Company”). As of March 5, 2026, in accordance with the Israeli law in effect, employees on reserve duty continue to be fully paid by the Company, while the National Insurance Institute refunds the Company for their salaries, up to a certain statutory ceiling (which is sometimes lower than the salaries we pay to such employees). Following approval by relevant authorities in some cases and subject to certain conditions, employers will be indemnified for certain additional employment costs related to social benefits of their employees who were called for reserve duty for the period between October 7, 2023 and December 31, 2024, up to a statutory ceiling of 20%. This arrangement has been extended until the end of March 2026. The Company has incurred, and will likely continue to incur, costs in respect of its employees who are called to reserve duty for which it is not fully indemnified by the government.

Enforcement of Judgments

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

It may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a final executory U.S. judgment for liquidated amounts, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

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
Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the foreign currency’s exchange rate on the payment date or in foreign currency. Until collection, an Israeli court judgment stated in Israeli currency will ordinarily be linked to the Israeli CPI plus interest at the annual rate (set by Israeli regulations) in effect at that time. Judgment creditors must bear the risk of unfavorable exchange rates. The trend in recent years has increasingly been for Israeli courts to enforce a foreign judgment in the foreign currency specified in the judgment, in which case there are also applicable rules regarding the payment of interest.

The above summary is not intended to be, and should not be regarded as, legal advice.

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

We recognize revenues for each of the identified performance obligations when our customer obtains control of the products or services. The assessment of when the customer obtains control involves significant judgments, including, inter alia, whether there is an alternative use for a product, the contract terms, assessment of the enforceable rights for payments, and technical or contractual constraints. As a practical expedient we may occasionally account for group of performance obligations or contracts collectively, as opposed to individually by using the “portfolio approach” or the “series of distinct goods and services” method. Under the “portfolio approach” method, the Company may combine individual performance obligations, if the goods or services of the individual performance obligations have similar characteristics and the Company reasonably expects that the effect on the financial statements of applying this guidance would not defer materially from applying the guidance to the individual contracts or performance obligations within that portfolio. In addition, as a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of control is less than one year.

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

Service revenues include contracts primarily for the provision of supplies and services other than those associated with activities related to design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which are distinct from design, development or products delivery contracts. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the contract is performed. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, “stand ready” type maintenance contracts, training and similar activities. Revenues from service contracts or performance obligations were less than 10% of total revenues in each of the fiscal years 2025, 2024 and 2023. For additional information see Item 18. Financial Statements – Note 2S.

Impairment of Long-Lived Assets and Goodwill

Our long-lived assets, including identifiable property, plant and equipment and intangible assets, are reviewed for impairment in accordance with ASC 360-10-35, “Property, Plant and Equipment Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Fair value of non-financial assets is determined based on market participant assumptions. During the years ended December 31, 2023, December 31, 2024 and December 31, 2025, no material impairment of long-lived assets was identified. See Item 18. Financial Statements – Notes 2O and 2P for additional information.

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

Performing goodwill impairment testing requires judgment, including how we define reporting units and determine their fair value. We consider a component of our business to be a reporting unit if it constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. We estimate the fair value of each reporting unit using a discounted cash flow methodology that requires significant judgment. Forecasts of future cash flows are based on our best estimate of future sales and operating costs, based primarily on existing backlog, expected future contracts, contracts with suppliers, labor agreements and general market conditions. We prepare cash flow projections for each reporting unit using a five-year forecast of cash flows and a terminal value based on the Perpetuity Growth Model. The five-year forecast and related assumptions are derived from the most recent annual financial forecast for which the planning process commences in our fourth quarter. The discount rate applied to our forecasts of future cash flows is based on our estimated weighted average cost of capital and includes factors such as the risk-free rate of return and the return an outside investor would expect to earn based on the overall level of inherent risk. The determination of expected returns includes consideration of the beta (a measure of risk) of traded securities of comparable companies. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

We evaluate goodwill for impairment by comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, we measure impairment by comparing the derived fair value of goodwill to its carrying value, and any impairment determined is recorded in the current period. For each of the three years ended December 31, 2025, no material impairment of goodwill was identified. See Item 18. Financial Statements - Note 2P for additional information.

Income Taxes

We record income taxes using the asset and liability approach, whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and of operating losses and credit carry-forwards, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We record a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized. We have considered future taxable income on a jurisdiction by jurisdiction basis and used prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. In the event we determine that we will be able to realize these deferred income tax assets in the future, we would adjust the valuation allowance, which would reduce the provision for income taxes.

We establish reserves for tax-related uncertainties based on estimates of whether, and to what extent, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that the positions we take in our tax returns are in accordance with applicable tax laws. As part of the determination of our tax liability, management exercises considerable judgment in evaluating tax positions we take in determining our income tax provision and establishing reserves for tax contingencies in accordance with ASC 740 “Income Taxes” guidelines. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. During 2023, 2024 and 2025, certain of our subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. Elbit Systems and certain of our Israeli and European subsidiaries are undergoing tax audits by the Israeli Tax Authority. As of December 31, 2025, the provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

Management’s judgment is required in determining our provision for income taxes in each of the jurisdictions in which we operate. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. Entitlement to such benefits depends upon our compliance with the terms and conditions set out in these tax laws. Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome, there is no assurance that the final tax outcomes will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made. See Item 18. Financial Statements - Notes 2V and 18.

Post-employment Benefits Liabilities

We have several post-employment benefit plans. The plans are funded partly by deposits with insurance companies, financial institutions or funds managed by a trustee. The plans are classified as defined contribution plans or as defined benefit plans.

Some current and former employees of the Company's subsidiaries, located mainly in Israel and in the U.S., have defined benefit pension plans maintained by the Company. Generally, according to the terms of the plans, the employees are entitled to receive pension payments based on, among other things, their number of years of service (resulting in certain cases of pensions up to 70% of their last base salary) or computed, in certain cases, based on a fixed salary. In addition, some employees of a subsidiary in Israel are entitled to early retirement if they meet certain conditions, including certain age and seniority levels at the time of retirement.

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

Governmental Policies

Governmental policies and regulations applicable to defense contractors, such as cost accounting and audit, export control, procurement solicitation and anti-bribery rules and regulations, could have a material impact on our operations. See Item 3. Key Information – Risk Factors – Risks Related to Legal and Regulatory Requirements and Item 4. Information on the Company – Governmental Regulation. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, we are required to include in our annual report on Form 20-F a report of managment on the effectiveness of our internal control over financial reporting as of the end of each fiscal year. See Item 15. Controls and Procedures – Management’s Annual Report on Internal Control Over Financial Reporting.

Recent Accounting Pronouncements

See Item 18. Financial Statements – Note 2AF.

Long-Term Arrangements and Commitments

Government Funding of Development. Elbit Systems and certain of our Israeli subsidiaries partially finance our research and development expenditures through programs sponsored by the Israel Innovation Authority (IIA) in the Ministry of Economy (formerly the Office of the Chief Scientist) for the support of research and development activities conducted in Israel. At the time the funds are received, successful development of the funded projects is not assured. In exchange for these funds, Elbit Systems and the subsidiaries agree to pay 2% to 5% of total sales of the products developed under these programs. The obligation to pay these royalties is contingent on actual future sales of the products. Elbit Systems and some of our subsidiaries may also be obligated to pay certain amounts to the IMOD and others entities on certain sales including sales resulting from technologies developed with such respective entity’s funds. See Item 4. Information on the Company – Conditions in Israel – Israel Innovation Authority and Investment Center Funding and Item 18. Financial Statements – Note 2U and Note 21A.

Lease Commitments. The future minimum lease commitments of the Company under various non-cancelable operating lease agreements for property, motor vehicles and office equipment, excluding imputed interest, as of December 31, 2025 were as follows: $120.7 million for 2026, $89.3 million for 2027, $66.1 million for 2028, $57.3 million for 2029, $54.8 million for 2030 and $339.5 million for 2031 and thereafter. See Item 18. Financial Statements – Note 9.

Bank and Notes Covenants. In connection with our Series B, C and D Notes, bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, Elbit Systems and certain subsidiaries are obligated to meet certain financial covenants. See below “Financial Resources”. Such covenants include, inter alia, requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio, total leverage, equity and net financial debt. See Item 18. Financial Statements – Note 21E. In respect of each of the 12 month periods ending December 31, 2024 and 2025, the Company was in material compliance with its loan obligations.

Commercial Paper. As of December 31, 2025 and 2024, we had series A commercial paper in the amount of approximately $48 million par value issued and outstanding and series A and B commercial paper in the amount of approximately $350 million par value issued and outstanding , respectively. The series A and B commercial paper is for a term of 90 days, which may be extended by additional periods of 90 days each, up to a maximum period of five years, and is also subject to early repayment at the request of an investor or at the Company's discretion. See also Item 18. Financial Statements – Note 12.

Bank and Other Financial Institution Guarantees. As of December 31, 2025 and 2024, guarantees in the aggregate amount of approximately $5,245 million and $4,088 million, respectively, were issued by banks and other financial institutions on behalf of several Company entities primarily in order to secure certain advances from customers and performance obligations.

Purchase Commitments. As of December 31, 2025 and 2024 we had purchase commitments of approximately $4,601 million and $4,345 million, respectively. These purchase orders and subcontracts are typically in standard formats proposed by us. These subcontracts and purchase orders also reflect provisions from the applicable prime contract that apply to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms requested by our customers in international contracts. These terms include our right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and frequently also include our right to terminate the order or subcontract for our convenience (or if our prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions.

Acquisitions During 2025

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

Our backlog of orders as of December 31, 2025 was $28,131 million, of which 72% was for orders outside Israel. Our backlog of orders as of December 31, 2024 was $22,617 million, of which 65% was for orders outside Israel. Approximately 54% our backlog as of December 31, 2025 is scheduled to be performed during 2026 and 2027. The rest of the 46% is scheduled to be performed in 2028 and thereafter. Backlog information and any comparison of backlog as of different dates may not necessarily represent an indication of future sales.

Trends

The recent conflicts in the Middle East, as well as the ongoing conflict between Russia and Ukraine, have elevated geopolitical tensions throughout the world. These conflicts have also changed military and homeland security requirements, that which previously focused on low intensity conflicts and defense against terrorism and cyber-attacks. Since these conflicts began, governments around the world, including the IMOD, have announced plans to increase defense spending and procure a range of advanced capabilities to better prepare for high intensity “near peer” conflicts. Specifically, since October 7, 2023, the IMOD's demand for our products and solutions has materially increased.

The deployment of large armored formations and the increased tempo and intensity of recent conflicts have shifted in defense procurement priorities and increased demand for capabilities that enable the fielding of large mechanized military formations capable of performing multi-domain operations and at the same time, addressing the risks presented by innovative technological capabilities deployed extensively in modern battlefields, such as remotely piloted aircraft and advanced munitions.
This global trend has increased demand in the areas of C4ISR systems, cyber-defense systems, network centric information and operational systems, intelligence gathering systems, border and perimeter security systems, unmanned aircraft systems, unmanned surface vessels, remote controlled systems, precision munitions, tank, artillery and mortar munitions, vehicle survivability and force protection systems, SIGINT and EW systems, space and satellite-based defense capabilities and homeland security solutions. The technological advances in commercial technologies have led to increasing demand for technological solutions that incorporate digital transformation, including AI, big data analytics, robotics, automation and information assurance by military forces. Moreover, there is a continuing demand for cost-effective logistic support and training and simulation services.

In response to these developments, numerous European countries have announced plans to significantly increase defense spending and strengthen their armed forces, though full implementation is expected to take time. The U.S. government has also signaled its intent to materially increase defense spending, with proposed budgets reaching $1.5 trillion in fiscal year 2027. These developments have created various opportunities for the Company and its U.S. and European subsidiaries.

Both the U.S. and European markets continue to place emphasis on local manufacturing capabilities and supply chains. We continue to actively pursue the development of local capabilities in our major markets, including subsidiaries with significant manufacturing capacity and organic supply chains in the U.S. and Europe, among others.
We believe our core technologies and capabilities position us to benefit from these prevailing market trends; however, our participation in certain programs may be restricted by specific eligibility requirements or terms.Furthermore, the ongoing conflicts have contributed to supply chain disruptions, market volatility and global sanctions, each of which present operational challenges (see Item 3. Key Information – Risk Factors – Risks Related to our Operations).

The conflict in the Middle East has also affected our operations, human resources and other aspects of our business. For additional information see Item 4. Information on the Company – Conditions in Israel – Impact of recent conflicts in the Middle East on the Company, and Item 3. Key Information – Risk Factors – Risks Related to Our Israeli Operations and Environment – Conditions in Israel and the Middle East may affect our operations.

Currently, we cannot assess the full impact on our business of the conflicts in the Middle East or between Russia and Ukraine, and the impacts we have experienced so far may not be indicative of our future operating results or financial conditions.

Summary of Operating Results

The following table sets forth our consolidated statements of operations for each of the three years ended December 31, 2025.
(in thousands of U.S. dollars except per share data)

	Year ended December 31, 2025	%	Year ended December 31, 2024	%	Year ended December 31, 2023	%
Revenues	$7,938,627	100.0	$6,827,871	100.0	$5,974,744	100.0
Cost of revenues	6,003,374	75.6	5,186,051	76.0	4,491,790	75.2
Gross profit	1,935,253	24.4	1,641,820	24.0	1,482,954	24.8
Research and development (R&D) expenses	599,567	7.5	544,140	8.0	502,654	8.4
Less – participation	(82,425)	(1.0)	(77,738)	(1.2)	(78,234)	(1.3)
R&D expenses, net	517,142	6.5	466,402	6.8	424,420	7.1
Marketing and selling expenses	399,437	5.0	375,358	5.5	359,141	6.0
General and administrative expenses	347,250	4.4	311,007	4.6	330,285	5.5
	1,263,829	15.9	1,152,767	16.9	1,113,846	18.6
Operating income	671,424	8.5	489,053	7.2	369,108	6.2
Financial expenses, net	(138,618)	(1.8)	(151,125)	2.3	(137,827)	(2.3)
Other income (expenses), net	29,109	0.4	3,818	0.1	(4,787)	(0.1)
Income before taxes on income	561,915	7.1	341,746	5.0	226,494	3.8
Taxes on income	(55,539)	(0.7)	(39,058)	(0.6)	(22,913)	(0.4)
	506,376	6.4	302,688	4.4	203,581	3.4
Equity in net earnings of affiliated companies and partnerships	29,243	0.3	19,176	0.3	12,275	0.2
Net income	$535,619	6.7	$321,864	4.7	$215,856	3.6
Less – net income attributable to non-controlling interests	(1,280)	—	(726)	—	(725)	—
Net income attributable to the Company’s shareholders	$534,339	6.7	$321,138	4.7	$215,131	3.6
Diluted net earnings per share:	$11.39		$7.18		$4.82

2025 Compared to 2024

The following is an overview for 2025 compared to 2024. A discussion of our results of operations for 2024 compared to 2023 may be found on pages 46-51 of our annual report on Form 20-F filed March 28, 2025 on the EDGAR database of the U.S. Securities and Exchange Commission.

Revenues

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

Our consolidated revenues in 2025 increased by 16.3% to $7,938.6 million from $6,827.9 million in 2024.
C4I and Cyber revenues increased by 16% year-over-year mainly due to sales of radio systems and command and control systems in Europe and Israel.

ISTAR and EW revenues increased by 16% mainly due to increased sales of Maritime systems, Electro-Optic systems which include Space systems, as well as a variety of Electronic Warfare systems including C-UAS.

Land revenues increased by 38% mainly due to the increase in sales of ammunition and munitions in Israel and Europe.

ESA revenues increased by 7% mainly due to the increase in sales of night-vision systems and Maritime systems, partially offset by the decrease in medical devices sales.

Aerospace revenues increased by 2% in 2025 as compared to 2024, mainly due to increased sales of Precision Guided Munition (PGM) sales in Asia pacific and Israel, partially offset by lower training and simulation sales in Europe.

The following table sets forth our distribution of revenues by geographical regions ($ millions):

	Year ended December 31, 2025	%	Year ended December 31, 2024	%
Israel	$2,556.4	32.2	$1,988.0	29.1
North America	1,659.3	20.9	1,520.3	22.3
Europe	2,139.5	27.0	1,820.9	26.7
Asia-Pacific	1,243.7	15.7	1,132.7	16.6
Latin America	99.0	1.2	150.0	2.2
Other	240.7	3.0	216.0	3.1
Total revenues	$7,938.6	100.0	$6,827.9	100.0

Cost of Revenues and Gross Profit

Cost of revenues in 2025 was $6,003.4 million (75.6% of revenues), as compared to $5,186.1 million (76% of revenues) in 2024.

Our major components of cost of revenues are (i) wages and related benefits costs, (ii) subcontractors and material consumed and (iii) manufacturing and other expenses. The amounts and percentages of those components in 2025 and 2024 were as follows:

Wages and related benefits costs in 2025 constituted approximately 32% of cost of revenues, as compared to approximately 36% in 2024. The total cost of wages and related benefits in 2025 was approximately $1,968.0 million, as compared to $1,908 million in 2024. .

Subcontractors and material consumed costs in 2025 constituted approximately 55% of cost of revenues, as compered to approximately 52% in 2024. The total amount of subcontractors and material consumed costs in 2025 was approximately $3,417 million, as compared to approximately $2,787 million in 2024.

. The total cost of manufacturing and other expenses in 2025 was approximately $601 million, as compared to approximately $472 million in 2024. The high level of manufacturing and other expenses in 2025 resulted from increased activity.

In 2025, our cost of revenues included an increase in inventories of approximately $217 million in work-in-progress and finished goods inventories, as compared to an increase of approximately $120 million in work-in-progress and finished goods inventories in 2024.

Changes from 2024 to 2025 in our cost of revenues and cost of revenues components, were not material. We did not identify any developing trends in cost of revenues that we believe are likely to have a material impact on our future operations other than the continued changes in the NIS against the U.S. dollar, which could have an impact mainly on our labor costs, the impact of conflicts in the Middle East , including disrupted transportation networks and global supply chains, increased costs and extension of lead times.

Gross profit for the year ended December 31, 2025 was $1,935.3 million (24.4% of revenues), as compared to $1,641.8 million (24.0% of revenues) in the year ended December 31, 2024.

Research and Development (R&D) Expenses

We continually invest in R&D in order to maintain and further advance our technologies, in accordance with our long-term plans, based on our estimate of future market needs. Our R&D costs, net of participation grants, include costs incurred for independent research and development and bid and proposal efforts and are expensed as incurred.

Gross R&D expenses in 2025 totaled $599.6 million (7.5% of revenues), as compared to $544.1 million (8.0% of revenues) in 2024.

Net R&D expenses (after deduction of third party participation) in 2025 totaled $517.1 million (6.5% of revenues), as compared to $466.4 million (6.8% of revenues) in 2024.

Marketing and Selling Expenses

We are active in developing new markets and pursue at any given time various business opportunities according to our plans.

Marketing and selling expenses in 2025 were $399.4 million (5.0% of revenues), as compared to $375.4 million (5.5% of revenues) in 2024.

General and Administration (G&A) Expenses

G&A expenses in 2025 were $347.3 million (4.4% of revenues), as compared to $311.0 million (4.6% of revenues) in 2024.

Operating Income

Our operating income in 2025 was $671.4 million (8.5% of revenues), as compared to $489.1 million (7.2% of revenues) in 2024.

C4I and Cyber operating income in 2025 was $55.9 million and 6.0% of C4I and Cyber segment revenues, compared to $62.0 million and 7.8% of segment revenues in 2024. The $6.1 million decrease in operating income was mainly due to a decrease of project mix.

ISTAR and EW operating income in 2025 was $129.1 million and 8.5% of ISTAR and EW segment revenues, compared to $96.1 million and 7.3% of segment revenues in 2024. The $33.0 million increase in operating income was mainly due to increased revenue and project mix.

Land operating income in 2025 was $263.7 million and 11.4% of Land segment revenues, compared to $150.7 million and 9.0% of segment revenues in 2024. The $113.0 million increase in operating income was mainly due to increased revenues in munition and ammunition in Israel and Europe.

ESA operating income in 2025 was $122.8 million and 7.2% of ESA segment revenues, compared to an operating income of $56.2 million and 3.5% of segment revenues in 2024. The $66.6 million increase in operating income was mainly due to new contracts signed for Night-Vision systems and Maritime systems, as well as positive program mix.

Aerospace operating income in 2025 was $151.9 million and 7.4% of Aerospace segment revenues, compared to 149.1 million and 7.3% of segment revenues in 2024.

Financial Expense, Net

Net financing expenses in 2025 were $138.6 million, as compared to $151.1 million in 2024. TThe decrease in financial expenses, net in 2025, was mainly due to lower interest expenses and lower level of debt.

Other Income (Expenses), Net

Other income, net was $29.1 million in 2025, as compared to other expenses, net of $3.8 million in 2024. The higher level of expenses in 2024, resulted mainly from revaluation of holdings in affiliated companies, and expenses related to non-service costs of pension plans.

Taxes on Income

Our effective tax rate represents a weighted average of the tax rates to which our various entities are subject. Taxes on income in 2025 were $55.5 million (effective tax rate of 9.9%), as compared to $39.1 million (effective tax rate of 11.4%) in 2024.The decrease in the tax rate in 2025 was as a result of the valuation allowance releases and adjustments to deferred taxes related to prior years following tax settlements in some of the Company's subsidiaries in Israel.

Company’s Share in Earnings of Affiliated Entities

The entities, in which we hold 50% or less in shares or voting rights (affiliates) and are therefore not consolidated in our financial statements, operate in complementary areas to our core business activities, including electro-optics and airborne systems.

In 2025, we had income of $29.2 million from our share in earnings of affiliates, as compared to $19.2 million in 2024.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests in 2025 was $1.3 million, as compared to $0.7 million in 2024.

Net Income and Earnings Per Share (EPS)

As a result of the above, net income in 2025 was $534.3 million (6.7% of revenues), as compared to net income of $321.1 million (4.7% of revenues) in 2024. The diluted EPS was $11.39 in 2025, as compared to $7.18 in 2024. The number of shares used for computation of diluted EPS in the years ended December 31, 2025 and 2024 were 46,918,000 and 44,709,000 shares, respectively.

Segment Reporting

Revenues

The Company has five reportable segments: Aerospace, C4I and Cyber, ISTAR and EW, Land and ESA (see Item 4. Information on the Company – Business Overview – Segments above, “Segment Reporting” below and Item 18. Financial Statements - Notes 1, 2AC and 23).

The following table presents information about the Company’s reported segments revenues for the periods indicated:

	Year ended December 31, 2025	%	Year ended December 31, 2024	%	Year ended December 31, 2023	%
Aerospace
External customers	$1,820.9	22.9	1,780.5	26.1	$1,613.2	27.0
Intersegment revenue	246.1		255.8		260.1
	2,067.0	24.2	2,036.3	27.4	1,873.3	28.6
C4I and Cyber
External customers	866.2	10.9	750.6	11.0	668.4	11.2
Intersegment revenue	64.7		49.2		52.7
	930.9	10.9	799.8	10.8	721.1	11.0
ISTAR and EW
External customers	1,323.5	16.7	1,118.6	16.4	996.9	16.7
Intersegment revenue	202.3		199.4		182.5
	1,525.8	17.9	1,318.0	17.8	1,179.4	18.0
Land
External customers	2,250.3	28.3	1,605.1	23.5	1,241.0	20.8
Intersegment revenue	68.4		74.3		65.2
	2,318.7	27.2	1,679.4	22.6	1,306.2	20.0
ESA
External customers	1,677.7	21.1	1,573.1	23.0	1,455.2	24.4
Intersegment revenue	16.4		12.6		9.7
	1,694.1	19.8	1,585.7	21.4	1,464.9	22.4
Revenues
Total revenues (external customers and intersegment) for reportable segments	$8,536.5		$7,419.2		$6,544.9
Less - Intersegment revenue	(597.9)		(591.3)		(570.2)
Total	$7,938.6	100.0	$6,827.9	100.0	$5,974.7	100.0

Our sales are primarily to governmental entities and prime contractors under government defense and homeland security programs. Accordingly, the level of our revenues is subject to governmental budgetary constraints.

Operating Income
The following tables present information about the operating income of each of the Company’s reported segments for the periods indicated:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Aerospace	$151.9	$149.1	$125.4
C4I and Cyber	55.9	62.0	50.7
ISTAR and EW	129.1	96.1	134.9
Land	263.7	150.7	80.6
ESA	122.8	56.2	(4.7)
Segment operating income	723.4	514.1	386.9
Unallocated corporate expense, net	(52.0)	(25.0)	(17.8)
Operating income	$671.4	$489.1	$369.1

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

Our net cash flow provided by operating activities in 2025 was approximately $778 million, resulting mainly from an increase in advances received from customers of approximately $651 million, and the increase in non-cash operating items of $172 million, offset by the increase in inventories of approximately $358 million and an increase in trade receivables and contract assets of approximately $660 million.

Net cash flow used in investing activities in 2025 was approximately $391 million, which was used mainly for the purchase of property, plant and equipment in the amount of $226 million offset by proceeds from sales of a subsidiary and an investment of approximately $15 million.

Net cash flow used in financing activities in 2025 was approximately $18 million, the proceed from issuance of shares amounted to $573 million, which was used mainly for repayment of commercial papers in the amount of $302 millions and repayment of long and short-term credit and loans in the amount of $110 million, payment of dividends in the amount of $112 million, and repayment of Series B, C and D Notes in the amount of $67 million.

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

Elbit Systems and some subsidiaries are obligated to meet various financial covenants set forth in our respective loans, Series B, C and D Notes and credit agreements. Such covenants include inter alia, requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio, total leverage, equity and net financial debt. In respect of each of the 12 month periods ending December 31, 2024 and 2025, the Company was in material compliance with its loan obligations.

On December 31, 2025, we had total borrowings from banks in an amount of approximately $81 million in short and long-term loans, and outstanding commercial paper in an amount of approximately $48 million. Additionally we had approximately $308 million of outstanding debt of Series B, C and D Notes, intended for general corporate purposes.

On December 31, 2025, we also had $5,245 million in guarantees issued on our behalf by banks and other financial institutions, mainly in respect of advance payment and performance guarantees provided in the regular course of business.
On December 31, 2025, we had a cash balance amounting to $635 million and short-term bank deposits of approximately $181 million. .
In September 2023, we filed a shelf prospectus with the Israeli Security Authority and the TASE (the Shelf Prospectus). The Shelf Prospectus provides a framework for us to raise funds from time to time in Israel through the offering and sale of various debt and equity securities. In September 2025, the shelf prospectus was extended for an additional year with the consent of the Israeli Securities Authority.

On May 21, 2025, Elbit Systems filed a Registration Statement on Form F-3 with the SEC, which became automatically effective. On May 23, 2025, the Company closed an offering of 1,570,267 ordinary shares at a price to the public of $375 per ordinary share, for total gross proceeds to the Company of approximately $588 million. All ordinary shares sold in the offering were offered by the Company and listed for trading on the Nasdaq Global Select Market. The proceeds of the offering are intended for general corporate purposes.
As of December 31, 2025, we had working capital of $1,758 million and a current ratio of 1.29.

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

Pensions and Other Post-Retirement Benefits. We account for pensions and other post-employment arrangements in accordance with ASC 715 “Compensation – Retirement Benefits”. Accounting for pensions and other post-retirement benefits involves judgment about uncertain events, including estimated retirement dates, salary levels at retirement, mortality rates, rates of return on plan assets, determination of discount rates for measuring plan obligations, healthcare cost trend rates and rates of utilization of healthcare services by retirees. These assumptions are based on the economic environment in each country. For our pension and other post-retirement benefit assumptions at December 31, 2025 and 2024, see Item 18. Financial Statements – Note 17. On December 31, 2025, our employee benefit liabilities were $488 million, of which we had severance funds of $223 million set aside to satisfy potential obligations.

Material Commitments for Capital Expenditures. We believe that we have adequate sources of funds to meet our material commitments for capital expenditures for the fiscal year ending December 31, 2025 and the subsequent fiscal year (see above “Financial Resources”). Our anticipated capital expenditures (which include mainly construction and the purchase of equipment, buildings and enhancements to our ERP system) as of December 31, 2025 are somewhat higher than those as of December 31, 2024, due to an anticipated increase in expenditures for buildings and certain other expenses. We plan to pay for such anticipated capital expenditures using cash from operations. See also Item 18. Financial Statements – Consolidated Statements of Cash Flows and Note 10.

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

Following the completion of the Notes offering, we entered into cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the Series B Notes that are not adjusted in accordance with changes in the NIS/U.S dollar exchange rate. Under the cross-currency interest rate swaps, the Series B Notes were adjusted to the changes of the NIS to the U.S. dollar and paid a fixed U.S. dollar interest rate of 1.92% per annum.

During 2025 and 2024 the company paid installments of Notes B, C and D in the amount of approximately $67 million per year.

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

The Series A commercial paper is for a term of 90 days, which may be extended by additional periods of 90 days each, up to a maximum period of five years. The Series A commercial paper is also subject to early repayment at the request of an investor or at the Company's discretion - See also Item 18. Financial Statements – Note 12.

In September 2024, Elbit Systems completed an issuance in Israel of a U.S. dollar denominated commercial paper in an amount of $110 million par value bearing an annual interest of the three-months SOFR plus an additional 1.25% (Series B commercial paper). During 2025, the Company fully repaid the Series B commercial paper.

As of December 31, 2025 we had approximately $48 million par value issued and outstanding Series A commercial paper. During February 2026, the Company fully repaid the Series A commercial paper.

Our commercial paper is not listed on any stock exchange.

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

On December 31, 2025, our liquid assets were comprised of bank deposits and short and long-term investments. Our deposits and investments earn interest based on variable interest rates, and their value as of December 31, 2025 was therefore exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect our results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

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

In the past, our profitability was negatively affected when inflation in Israel (measured by the change in the CPI from the beginning to the end of the calendar year) exceeded the devaluation of the NIS against the U.S. dollar and at the same time we experienced corresponding increases in the U.S. dollar cost of our operations in Israel. In 2025, the inflation rate was approximately a positive 2.6%, and the NIS strengthened against the U.S. dollar by approximately 12.5%. In 2024, the inflation rate was approximately a positive 3.2%, and the NIS weakened against the U.S. dollar by approximately 3.1%. There can be no assurance that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

A significant part of our future cash flows that will be denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2025 by forward contracts. On December 31, 2025, we had forward contracts for the sale and purchase of Euro, GBP and various other currencies totaling approximately $5,629 million ($4,838 million in Euro, $256 million in GBP and $536 million in other currencies). See also Item 18. Financial Statements – Note 19.

As of December 31, 2025, an unrealized net income of approximately $(239) million was included in accumulated other comprehensive income. As of December 31, 2025, all of the forward contracts are expected to mature during the years 2025 – 2034.

The table below presents the balance of the derivative instruments held in order to limit the exposure to exchange rate fluctuations as of December 31, 2024 and is presented in millions of U.S. dollar equivalent terms:

Forward	Notional Amount*	Unrealized Gain (Loss)
Buy US$ and Sell:
Euro	4,520.5	(76.5)
GBP	166.1	0.1
Other various currencies	406.7	(3.5)

Forward	Notional Amount*	Unrealized Gain (Loss)
Sell US$ and Buy:
Euro	317.1	5.6
GBP	89.5	1.1
NIS	411.7	67.2
Other various currencies	129.0	1.2

*Notional amount information is based on the foreign exchange rate at year end.

Off-Balance Sheet Transactions

Offset / Industrial Participation

In connection with projects in certain countries, Elbit Systems and some of our subsidiaries have entered and may enter in the future into “Industrial Participation” or “offset” agreements, required by an increasing number of our customers as a condition to our obtaining orders for our products and services, or as an important consideration for award. These agreements are customary in our industry and are designed to facilitate independence and economic flow back (buy-back) and/or technology transfer to businesses or government agencies in the applicable country. As a result of the conflict between Russia and Ukraine and other geopolitical events, a number of countries are increasing such activities in order to enhance local industry involvement and independence in defense procurement and to have a positive impact on the local economy.

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

As of December 31, 2025, we had outstanding Industrial Participation obligations totaling approximately $2.502 billion that extend through 2038. See Item 18. - Financial Statements - Note 21B.

Non-GAAP Financial Data

The following non-GAAP financial data, including adjusted gross profit, adjusted operating income, adjusted net income, and adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, restructuring activities, Non-indemnified costs in respect to special circumstances, non-cash stock based compensation expenses, re-evaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods. Once the special circumstances in Israel ends, the company will discontinue the reconciliation of non‑indemnified costs.

For the years ended December 31, 2025 and 2024, we have included adjustments related to uncompensated labor costs relating to the “Swords of Iron” war. Uncompensated labor costs are certain employment-related expenses incurred by the Company, in respect of its employees that were mobilized for reserve duty in “Swords of Iron” war, which were above the statutory ceiling for refund.

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

Reconciliation of GAAP (Audited) to
Non-GAAP (Unaudited) Supplemental Financial Data
(U.S. dollars in millions, except for per share amounts)

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
GAAP gross profit	$1,935.3	$1,641.8	$1,483.0
Adjustments:
Amortization of purchased intangible assets (*)	16.2	18.9	27.3
Restructuring of a subsidiary's activities	—	—	17.5
Non-indemnified costs in respect to special circumstances	6.3	7.9	4.3
Stock-based compensation	4.0	2.4	1.8
Non-GAAP gross profit	$1,961.8	$1,671.0	$1,533.9
Percent of revenues	24.7%	24.5%	25.7%

GAAP operating income	$671.4	$489.1	$369.1
Adjustments:
Amortization of purchased intangible assets (*)	31.0	34.2	43.9
Restructuring of a subsidiary's activities	—	—	17.5
Stock-based compensation	26.4	15.8	12.1
Non-indemnified costs in respect to special circumstances	9.0	11.3	6.1
Non-GAAP operating income	$737.8	$550.4	$448.7
Percent of revenues	9.3%	8.1%	7.5%

GAAP net income attributable to Elbit Systems’ shareholders	$534.3	$321.1	$215.1
Adjustments:
Amortization of purchased intangible assets (*)	31.0	34.2	43.9
Restructuring of a subsidiary's activities	—	—	17.5
Stock-based compensation	26.4	15.8	12.1
Capital gain	(13.7)	(2.0)	—
Revaluation of investments measured under fair value method	(4.5)	19.4	3.0
Non-operating foreign exchange (gains) losses	18.5	(0.6)	12.0
Non-indemnified costs in respect to special circumstances	9.0	11.3	6.1
Tax effect and other tax items, net	(3.0)	(7.7)	(10.9)
Non-GAAP net income attributable to Elbit Systems’ shareholders	$598.0	$391.5	$298.8
Percent of revenues	7.5%	5.7%	5.0%

GAAP diluted net EPS	$11.39	$7.18	$4.82
Adjustments, net	1.36	1.58	1.88
Non-GAAP diluted net EPS	$12.75	$8.76	$6.70

(*)    While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

Item 6.    Directors, Senior Management and Employees.

Directors and Executive Officers

Board of Directors

Our directors as of March 5, 2026 are as follows:

Name	Age	Director Since
David Federmann (Chair)	51	2007
Ehud (Udi) Adam	68	2023
Noaz Bar Nir (External Director)	61	2020
Rina Baum	80	2001
Michael Federmann	82	2000
Tzipi Livni	67	2023
Dov Ninveh	78	2000*
Professor Ehood (Udi) Nisan	58	2016
Bilha (Billy) Shapira (External Director)	73	2019
__________________
* was not a member of the Board from April to October 2013

The term of office of each director, other than the External Directors, expires at the conclusion of the annual general shareholders meeting to be held during 2026, unless any director’s office is vacated earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association. The third three-year term of office for Bilha (Billy) Shapira as an External Director expires in November 2028, and the second three-year term of office for Noaz Bar Nir as an External Director expires in August 2026.

David Federmann. David Federmann has served as chair of the Board since August 2023, after serving as vice chair of the Board since 2015. He has served in various management capacities at Federmann Enterprises Ltd. (FEL), a privately-owned Israeli company, since 2000. FEL, directly and through subsidiaries, holds a diversified portfolio of investments, including ownership of approximately 41.5% of the Company’s outstanding shares. FEL also has ownership interests in Dan Hotels Ltd. (Dan Hotels), an Israeli hotel chain, Freiberger Compound Materials GmbH (Freiberger), a German company engaged in the supply of materials for the semi-conductor industry, and several financial, real estate and venture capital investments. David Federmann currently serves as chair of the board of Freiberger and as a member of the boards of directors of Dan Hotels, BGN Technologies Ltd. (the technology transfer company of Ben-Gurion University), and several other private companies. David Federmann is the son of Michael Federmann, who may be considered our controlling shareholder. Mr. David Federmann holds a bachelor’s degree in mathematics and philosophy from New York University.

Ehud (Udi) Adam. Ehud (Udi) Adam has served as a strategic consultant to various public and private companies in the technology sector since June 2020. From 2008 until 2013, Mr. Adam served as the CEO of the Nuclear Research Center-Negev. From 2016 until May 2020, Mr. Adam served as director general of the Israeli Ministry of Defense. Since 2020, Mr. Adam has served as a director of Arma Ferrea Ltd., a company that develops and manufactures reactive armor systems, and as a director of Arma Kinetica Ltd., a company in the field of kinetic energy solutions. Since 2020, he has also served as chair of the board of Armalux Ltd., a company that engages in the field of laser systems. Between 2022 and 2025, Mr. Adam served as chair of the board and since 2025, as a director of Ecology for Protected Community Ltd., a company that employs people with special needs to collect electronic waste. Since 2021, Mr. Adam has served as the chair of a public committee of the Geophysical Institute of Israel and, since 2011, as president of “Midor Ledor”, a non-profit community association. In 2016, Mr. Adam served as chair of the board of IMI Systems Ltd., formerly an Israeli government owned defense company later acquired by the Company. Mr. Adam served in the IDF for 31 years, where he holds the rank of major general (reserves), and served as head of the Technological and Logistics Directorate and as head of the Northern Command. Mr. Adam holds a bachelor of arts degree in political science and government from Bar-Ilan University in Ramat Gan, Israel and a master’s degree in military and strategic leadership from Ecole de Guerre Paris. Mr. Adam serves as chair of the Company’s Corporate Governance and Nominating Committee and as a member of the Company's Compensation Committee and the Audit and Financial Statements Review Committee.

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

Tzipi Livni. Tzipi Livni has served as an external director of Bezeq the Israeli Telecommunication Corp. Ltd., the largest telecommunications company in Israel, and as a director of its subsidiaries – Bezeq International Ltd., Yes TV and Communications Services Ltd. and Pelephone Communications Ltd., each since April 2021. Mrs. Livni has also served as a director of the Institute for National Security Studies, a research institution affiliated with Tel Aviv University, since June 2021, and has been a member of the advisory board of Seevix Material Sciences Ltd., a biotechnology company, since October 2021. Since March 2023, Mrs. Livni has served as a member of the board of trustees of Nizami Ganjavi International Center, a non-profit organization that promotes collaboration among different cultures and civilizations and, since 2018, she has served as a member of the board of trustees of the International Crisis Group. Mrs. Livni is a member of the Aspen Global Cybersecurity Group and previously served as a member of the Multinational Cyber Action Committee. Mrs. Livni also serves as a member of the global steering committee of Campaign for Nature and the Aspen Ministers Forum. Mrs. Livni is also an international speaker and strategic advisor and was a fellow at the Kennedy School of Government at Harvard University in Boston in 2019. Between 1999 and 2019, Mrs. Livni held various political and ministerial positions in Israel, including the Minister of Foreign Affairs and Vice Prime Minister, Minister of Justice, Minister of Regional Cooperation, Minister of Immigrants Absorption, Minister of Housing and Construction and Minister of Agriculture, and was a member of the Security Cabinet and leader of the opposition in the Israeli Knesset. Prior to this time, she was Head of the Government Companies Authority and practiced law. Tzipi Livni holds a law degree (LL.B.) from Bar-Ilan University. Mrs. Livni serves as a member of the Company's Audit and Financial Statements Review Committee.

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

Professor Ehood (Udi) Nisan. Prof. Ehood (Udi) Nisan is a professor in the School of Public Policy and Government of the Hebrew University. He is an External Director, chair of the investment committee and a member of the risk management and several other committees of Harel Insurance Finance Services Ltd. He is also a member of the audit committee of Azrieli College of Engineering Jerusalem. Since 2023, Prof. Nisan has served as the chairman of the Hebrew University Assets Company Ltd. From 2016 to 2025 he served as an External Director of Rekah Pharmaceutical Industry Ltd. From 2013 to 2025 he served as a member of the board of Bezalel Academy of Art and chair of its finance committee. From 2014 until 2021, he served as a member of the board of the Jerusalem Biblical Zoo. From 2013 to 2016, he was the chair of the board of directors of Delek, The Israel Fuel Corporation Ltd. From 2009 to 2011, Prof. Nisan was the director of the national budget department of the Israeli Ministry of Finance, and from 2007 to 2009, he served as the director of the Government Companies Authority. Prior to that, he served in various executive positions in the Israeli Ministry of Finance and served as a member and chair of several government and public committees, including as the CEO of the Jerusalem Development Authority. Prof. Nisan holds bachelor’s and master’s degrees in economics and business administration, and a PhD in public economics and policy from the Hebrew University. During 2006 - 2007, Prof. Nisan completed his post-doctoral studies at the Kennedy School of Government at Harvard University, where he was also a Senior Fellow in 2011 - 2012. Prof. Nisan serves as a member of the Company's Audit and Financial Statements Review Committee. He is considered by the Board to have accounting and financial expertise under the Companies Law and is designated as an audit committee financial expert in accordance with SEC rules.

Bilha (Billy) Shapira (External Director). Mrs. Bilha (Billy) Shapira serves as a member of the board of directors and of the board of governors of the Azrieli College of Engineering, the boards of several non-profit organizations in Israel and the board of governors of the Hebrew University. She is also a consultant for TABI Learning Technologies Ltd., a start-up company in the field of pedagogical instruments for students with learning and sensory integration disorders. From 2020 until 2024 she served as a member of the audit committee of the Azrieli College of Engineering. From 2018 until 2020, she was the head of the Israeli branch of Helmholtz Association of German Research Centers, a German association with centers worldwide that promotes research collaboration between German institutions and industries and foreign academic institutions, industrial entities and governmental research bodies. From 2009 until 2017, Mrs. Shapira served as vice president and CEO of the Hebrew University and as the CEO of VERA - the Association of Heads of Universities in Israel. Prior to that, she served for 36 years in various management capacities at the Hebrew University. Mrs. Shapira holds a bachelor’s degree in Russian studies and international relations and a master’s degree in administration and public policy from the Hebrew University. Mrs. Shapira serves as chair of the Company’s Compensation Committee and is a member of the Company’s Audit and Financial Statements Review Committee and the Corporate Governance and Nominating Committee. She is considered by the Board to have professional competence under the Companies Law.

Executive Officers

For purposes of this annual report, our executive officers, who are the President and CEO and the Executive Vice Presidents who report to the President and CEO, as of March 5, 2026, are as follows:

Name	Age	Position
Bezhalel Machlis	62	President and Chief Executive Officer
Jonathan Ariel	69	Executive Vice President – Chief Legal Officer
Boaz Cohen	61	Executive Vice President – Marketing and Business Development North America, Australia and New Zealand
Haim Delmar	56	Executive Vice President – General Manager C4I and Cyber
Michael Edelstein	59	Executive Vice President – Strategy and Business Development Israel
Dr. Shelly Gordon	65	Executive Vice President – Chief Human Resources Officer
Dr. Yaacov Kagan	61	Executive Vice President – Chief Financial Officer
Ran Kril	55	Executive Vice President – International Marketing and Business Development
Sasson Meshar	58	Executive Vice President – Airborne Electro Optic Systems Business Line & Regional Business Development
Yuval Ramon	60	Executive Vice President – Chief Operating Officer
Oren Sabag	52	Executive Vice President – General Manager ISTAR and EW
Yoram Shmuely	65	Executive Vice President – General Manager Aerospace
Yehuda Vered	68	Executive Vice President – General Manager Land
Yehoshua Yehuda	58	Executive Vice President – Strategy and Chief Technology Officer

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

Sasson Meshar. Sasson Meshar was appointed Executive Vice President – Airborne Electro-Optic Systems Business Line & Regional Business Development in 2025. Mr. Meshar joined Elbit Systems in 2015 as vice president of the DIRCM business unit in the ISTAR division and, since 2017, served as vice president and later senior vice president, head of the Airborne Electro-Optic business line. Prior to that, Mr. Meshar served for 25 years in the IMOD and the Directorate of Defense Research & Development (DDR&D) in various R&D and program management positions. Mr. Meshar holds a bachelor of science degree in engineering from Ben-Gurion University, master of science degree in engineering from Tel-Aviv University and an MBA from Bar-Ilan university. He is a graduate of Harvard University Business School’s Advanced Management Program.

Yuval Ramon. Yuval Ramon was appointed Executive Vice President – Chief Operating Officer in 2015. From 2014 until his current appointment, he served as vice president – corporate operations. From 1998 to 2013, he served in a number of management positions in ESA, including as senior vice president of operations, site lead at the Merrimack operations and director of sales and contracts for the Fort Worth operations. He joined Elbit Systems in 1994 as a sales and contract manager. Mr. Ramon holds a bachelor of science degree in industrial engineering and economics from the Technion.

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

Compensation of Directors and Executive Officers

Compensation Policy

Pursuant to the Companies Law, a public company such as Elbit Systems is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders (as defined in the Companies Law, generally refers to Elbit Systems’ directors and executive officers), including compensation, equity-based awards, exemption from liability, indemnification and insurance, severance and other benefits (Employment Terms).

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

Compensation of Directors and Executive Officers

Aggregate Compensation to Directors and Executive Officers

The following table sets forth the aggregate compensation costs for all of our directors and executive officers as a group for the fiscal year ended December 31, 2025: (U.S. dollars in thousands)*

	Salaries, Directors’ Fees Commissions and Bonuses	Pension, Retirement and Similar Benefits
All directors (consisting of 9 persons)	$618	$—
All executive officers (consisting of 14 persons)	$14,262	$1,415

*For information regarding the value of equity awards to the directors and executive officers, see below “2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities”.

Directors Fees

In accordance with the Compensation Policy, the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000 and the Israeli Companies Regulations (Relief for Companies whose Securities are Listed on a Stock Exchange outside of Israel), 5760-2000 (collectively, the Relief Regulations), the Compensation Committee and the Board have approved compensation to the Company's directors (including to Michael Federmann who may be considered a controlling shareholder of the Company, and his son David Federmann), in accordance with the maximum regulatory rates payable to External Directors in dual-listed companies where the applicable foreign law imposes additional duties or requirements on the independent or External Director beyond those imposed by Israeli law, as well as reimbursement of expenses in accordance with Israeli law and the Company’s procedures, which are also paid to the Company’s External Directors. As a result, each of the Company’s directors is and will be entitled to an annual fee of approximately NIS 154,945 (equal to approximately $45,200) and a per meeting fee of NIS 4,660 (equal to approximately $1,360), which reflect the current fee levels mentioned above, linked to the Israeli CPI.

2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities

In 2018, our Board approved the 2018 Equity Incentive Plan for Executive Officers (the 2018 Option Plan). See below “Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers”. In 2025, no options were granted to executive officers under the 2018 Option Plan. On November 17, 2025, our Board approved an extension of the expiration date until July 2027 for approximately 175,000 options previously granted to executive officers under the 2018 Option Plan which were expected to expire during 2026.

In 2025 we recorded an amount of approximately $11.7 million as compensation costs related to options granted to our executive officers under the 2018 Option Plan. See Item 18. Financial Statements Note 22. Not included in this calculation are options granted to one of our executive officers under the Employees Plan prior to his appointment as an executive officer in 2025.

In 2025, we recorded an amount of approximately $4.7 million as compensation costs related to options granted to our executive officers prior to 2025 in start-up entities or similar ventures under their plans (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities which are held by the Company) (Options in Other Entities).

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

Compensation of Five Most Highly Compensated Office Holders

The following describes the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2025. All amounts specified are in terms of cost to the Company as recorded in our financial statements.
Compensation for each of the specified Office Holders is indicated in terms of the following types of compensation costs:
(1) Salary Costs. Salary Costs include gross salary and, if and to the extent applicable to a respective Office Holder, social and other benefits such as vacation days, sick days, convalescence pay, monthly remuneration for a study fund, contributions made by the Company on behalf of the Office Holders to an insurance policy or a pension fund, contributions by the Company on behalf of the Office Holders towards work disability insurance, retirement and termination of service benefits and other benefits such as company car and communication costs. U.S. dollar amounts indicated for Salary Costs are based on the exchange rate of 3.428, which represents the average weighted U.S. dollar – NIS exchange rate for the date of payments for each of the months during 2025 (Average Exchange Rate).

(2) Bonus Costs. Bonus Costs represent bonuses (Annual Bonuses, managerial evaluation and/or special bonuses, as the case may be) recorded in connection with the Office Holders with respect to the year ended December 31, 2025. U.S. dollar amounts indicated for Bonus Costs are based on the Average Exchange Rate.

(3) Stock Option Costs. Stock Option Costs are costs recorded with respect to the year ended December 31, 2025 related to the 2018 Option Plan, the 2022 Equity Incentive Plan for Employees and to Options in Other Entities. See above “Aggregate Compensation to Directors and Executive Officers” and “2018 Equity Incentive Plan for Executive Officers and Equity Plans in Other Entities” and below “Share Ownership – Elbit Systems’ Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers” and “2022 Equity Incentive Plan for Employees” and Item 18. Financial Statements – Notes 22C and 22D.

The five most highly compensated Office Holders in 2024 were as follows (U.S. dollar amounts are in thousands, except for per option data):

(1)Bezhalel Machlis – President and CEO. Compensation costs recorded for Mr. Machlis in 2025 included: $1,685 in Salary Costs, $2,870 in Bonus Costs and $5,683 in Stock Option Costs.*

*In September 2024 Mr. Machlis was granted 150,000 Performance-Based options under the 2018 Option Plan which were subject to a special condition for vesting, that has already been met.

(2) Ran Kril – Executive Vice President – International Marketing and Business Development. Compensation costs recorded for Mr. Kril in 2025 included: $575 in Salary Costs, $954 in Bonus Costs and $627 in Stock Option Costs.

(3) Jonathan Ariel – Executive Vice President – Chief Legal Officer. Compensation costs recorded for Mr. Ariel in 2025 included: $708 in Salary Costs, $732 in Bonus Costs and $571 in Stock Option Costs.

(4) Dr. Yaacov Kagan – Executive Vice President – Chief Financial Officer. Compensation costs recorded for Mr. Kagan in 2025 included: $513 in Salary Costs, $744 in Bonus Costs and $664 in Stock Option Costs.

(5) Yoram Shmuely – Executive Vice President – General Manager Aerospace. Compensation costs recorded for Mr. Shmuely in 2025 included: $946 in Salary Costs, $218 in Bonus Costs and $654 in Stock Option Costs.

Board Practices

Appointment of Directors

Our directors, other than our External Directors, are generally elected by the shareholders at the annual general meeting of shareholders. Their term of office is until the conclusion of the next annual general meeting of shareholders, which is held at least once every calendar year but not more than fifteen months after the previous annual general meeting of shareholders. According to our Articles of Association, the approval of our shareholders at a general meeting is generally required to remove any of our directors from office. Between annual general meetings of shareholders our Board may appoint new directors to fill vacancies. The External Directors are elected at a general meeting of shareholders as described under “External Directors and Independent Directors – External Directors” below. Our Articles of Association authorize a maximum of seventeen directors, a minimum of five directors and, unless otherwise determined by our Board or approved by our shareholders, the number of directors will be nine.

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

(3) in case such nominee is an “Independent Director” as defined in the Companies Law (see “External Directors and Independent Directors – Independent Directors” below), the nominee has also declared that he or she complies with the independence criteria under the Companies Law; and

(4) in case such nominee is an External Director, the nominee has declared that he or she complies with the requirements for External Directors provided under the Companies Law.

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

The terms of office of Mrs. Shapira and Mr. Bar Nir, the current External Directors on our Board, expire as described under “External Directors and Independent Directors – External Directors” below. The terms of office of the other seven current directors, each of whom was appointed at the Annual General Meeting of Shareholders held in October 2025, expire as described under “Directors and Executive Officers – Board of Directors” above. There are no service contracts or similar arrangements with any director that provide for benefits upon termination of directorship.

We are subject to Nasdaq Stock Market Inc. Listing Rules (the Nasdaq Rules) relating to the composition and practices of our Board. Among other things, these rules require that a majority of our directors be “independent” as defined in the applicable Nasdaq Rules and that our Audit and Financial Statements Review Committee, our Compensation Committee and our Corporate Governance and Nominating Committee each be composed exclusively of such independent directors. We comply with these Nasdaq requirements because (a) of our nine directors, the following five directors are independent under Nasdaq Rules: Ehud (Udi) Adam, Noaz Bar Nir, Tzipi Livni, Prof. Ehood (Udi) Nisan and Bilha (Billy) Shapira and (b) our Audit and Financial Statements Review Committee, our Compensation Committee and our Corporate Governance and Nominating Committee are each composed exclusively of directors who are independent under the Nasdaq Rules. Nominees for appointment or election as a director are recommended by the Board’s Corporate Governance and Nominating Committee. See “Corporate Governance and Nominating Committee” below.

Substitute Directors. The Articles of Association provide that any director may appoint another person to serve as a substitute director. The substitute director will be subject to the same requirements as the appointing director under the Companies Law.

External Directors and Independent Directors

External directors. Under the Companies Law, public companies are required to appoint at least two External Directors. Among other requirements, for each public company such as Elbit Systems that is considered to have a controlling shareholder, a person may serve as an External Director if he or she meets the following requirements (the Affiliation Requirements):

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

Mrs. Shapira and Mr. Bar Nir currently serve as our Board’s External Directors. The third three-year term of office of Mrs. Shapira ends in November 2028. The second three-year term of office of Mr. Bar Nir ends in August 2026. Mr. Bar Nir was determined by the Board to have financial and accounting expertise under Israeli law, and Mrs. Shapira was determined by the Board to have the applicable “professional competence” to serve as an External Director.

Independent Directors. Pursuant to the Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director that served as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an external director. A majority of the members serving on the audit committee and the compensation committee must be independent under the Companies Law.

In addition, under the Companies Law and regulations thereunder, a director in a company such as Elbit Systems, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, such as the Nasdaq director independence criteria, may be considered an independent director pursuant to the Companies Law if such director meets certain conditions listed in the regulations. The Audit and Financial Statements Review Committee has designated Mr. Adam, Mrs. Livni and Prof. Nisan as Independent Directors under the Companies Law.

In accordance with the Israeli regulations with respect to “dual-listed” companies (for example, traded on a stock exchange in both Israel and the U.S.), such companies, including Elbit Systems, may elect an independent director for additional terms beyond the nine year period, provided that the audit committee and the board as a whole have determined that, in light of such independent director’s expertise and unique contribution to the work of the board and its committees, his or her nomination for an additional term of office is to the best interest of the company.

Prof. Nisan has served as an independent director of the Company since November 2016. Accordingly, his nine-year term of office expired in November 2025. Upon the recommendation of the Company’s Corporate Governance and Nominating Committee, Audit and Financial Statements Review Committee and Board, which determined that such extension is advisable and in the best interests of the Company, the general meeting of shareholders of the Company approved, in October 2025, the extension of Prof. Nisan’s term of office for an additional one-year period.

Security Clearances

Directors of the Company are also required to obtain certain security authorization(s) as specified by the Company's Chief Security Officer, who acts under the professional guidance of an “Authorized Officer” as defined in the Israeli Regulation of Security in Public Bodies Law, 5758-1998.

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

Corporate Governance and Nominating Committee

Mr. Adam (chair), Mrs. Shapira and Mr. Bar Nir are members of the Board’s corporate governance and nominating committee (Corporate Governance and Nominating Committee). This Committee operates in accordance with a Corporate Governance and Nominating Committee charter that specifies its oversight functions consistent with Israeli and U.S. legal and regulatory requirements. The charter is published on our website. The main role of the Corporate Governance and Nominating Committee is to:

(1) advise the Board periodically as it deems appropriate with regard to the composition, functions and performance of the Board and its committees, including Israeli and U.S. legal and regulatory requirements applicable to the Company as a dually listed company that impact the administration and functioning of the Board and the composition of the Board and its committees; and

(2) recommend members to be elected to the Board.

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

In addition, while our Board recognizes the benefits of directors serving on the boards of other companies, it believes that the number of such memberships should be reasonably limited in order to allow its members to devote sufficient time to fulfill their duties as directors of the Company. Therefore, as provided in the Corporate Governance and Nominating Committee charter, it is expected that a director will not serve on the boards of more than four other publicly traded companies (for avoidance of doubt, among others, academic institutions and non-profit organizations excluded).

Board Committee Membership

Audit and Financial Statements Review Committee:	Corporate Governance and Nominating Committee:	Compensation Committee:

Noaz Bar Nir	Ehud (Udi) Adam	Bilha (Billy) Shapira
(chair)	(chair)	(chair)
Ehud (Udi) Adam	Noaz Bar Nir	Noaz Bar Nir
Tzipi Livni	Bilha (Billy) Shapira	Ehud (Udi) Adam
Ehood (Udi) Nisan
Bilha (Billy) Shapira

Board and Committee Meetings

The Board meets quarterly and at other times during the year as necessary to conduct its activities. The Audit and Financial Statement Review Committee, in each of its roles as either the audit committee or the financial statements review committee, meets at least quarterly, and the Compensation Committee and Corporate Governance and Nominating Committee each meet at least annually. In addition, in accordance with the applicable Nasdaq Rules, our independent directors conduct executive sessions at least twice a year. Each of the committees also meets at additional times during the year as may be necessary to carry out its functions. As determined by our Board, Board members are expected to attend at least 90% of all meetings of the Board and the committees on which they serve (unless prevented by extraordinary circumstances). During 2025, the attendance for Board members at Board and committee meetings was 100%.

Employees

Number of Employees. Most of our employees are based in Israel, and we have a significant number of employees in the United States. The total number of employees worldwide and the number of employees in Israel and the U.S. at the end of 2023, 2024 and 2025 were as follows:

	Total Employees	U.S. Employees	Israel Employees
2025	20,537	3,267	14,805
2024	19,712	3,503	13,930
2023	18,984	3,546	13,200

Employment Contracts. The majority of our Israeli employees have individual employment contracts. However, by law some employees receive rights under a number of general collective bargaining agreements and under Israeli employment laws. See Item 4. Information on the Company – Conditions in Israel – Israeli Labor Laws. We believe our overall relationship with our employees is satisfactory.

Collective Bargaining Agreements. In Israel, several of our subsidiaries are each parties to collective bargaining agreements covering a portion of their employees. A total of approximately 5,900 employees in Israel are covered by such agreements that extend for various periods through 2029. In addition, approximately 600 of the employees at ESA’s operations are covered by collective bargaining agreements in effect through various periods through April, 2026.

Share Ownership

As of March 5, 2026, to the Company's best knowledge, the ownership by the members of our Board and by our executive officers of our ordinary shares (either actual ordinary shares or ordinary shares that the person has the right to acquire within 60 days as the result of the exercise of an option), was as follows (in each case, based on information that each applicable person has provided to us):

(1) Michael Federmann, a member of our Board, has the right to control the voting of the 19,318,508 ordinary shares (i.e., approximately 41.5% of our outstanding ordinary shares) that are owned, directly and indirectly, by FEL (the FEL Share Position) and has an indirect economic interest in the FEL Share Position;

(2) David Federmann, the chair of our Board and the son of Michael Federmann, has an indirect economic interest in the FEL Share Position; and

(3) Except as provided above, as of March 5, 2026, no individual director or executive officer beneficially owned (as determined under SEC rules) 1% or more of our outstanding ordinary shares.

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

In November 2025, the Board approved an additional amendment to the 2018 Equity Plan (the Third Amendment), extending the expiration date of any Options granted on or after such date to 63 months following the Grant Date.

For further information on the terms of the 2018 Equity Plan see the Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers filed as Exhibit 4.2.1 to this annual report.

2022 Equity Incentive Plan for Employees

On January 16, 2022, our Board approved the 2022 Equity Incentive Plan for Employees (as may be amended from time to time - the Employees Plan), for a period of seven (7) years. The purpose of the Employees Plan is to enable Elbit Systems to link the compensation and benefits of its employees with the future growth and success of Elbit Systems and its affiliates and with long-term shareholder value, through the creation of a long-term incentive for employees. Our Board has also approved the appointment of our Compensation Committee as the administrator of the Employees Plan. Under the Employees Plan, the Company may allocate options to employees of Elbit Systems and its wholly owned subsidiaries. Unless otherwise determined by the plan's administrator, the options are to be exercised using a “Net-Exercise Mechanism”, which entitles the recipients to exercise the options for an amount of shares reflecting only the benefit factor. The Board approved an option pool of 1,100,000 options that may be granted under the Employees Plan. In February 2024, the Board approved an increase of the option pool to 2,050,000 (an increase of 950,000 options that may be granted under the Employees Plan). In November 2025, the Board approved an amendment to the Employees Plan (the First Amendment), extending the expiration date of any options granted on or after such date to 63 months following the Grant Date.

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

The accrued benefit amount for the 2018 Plan Units (Accrued Benefit Amount) in each yearly tranche is the sum of all three Annual Benefit Amounts. Except in certain circumstances described in the 2018 Phantom Plan, the Accrued Benefit Amount of a tranche is paid to the recipient following the end of the third Yearly Calculation Period of the respective tranche, provided that the recipient remains an employee of the Company. The benefits received under the 2018 Phantom Plan are subject to taxation at ordinary personal income tax rates. For further information see Item 18. Financial Statements – Note 22E.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders

Percentages

As of March 5, 2026, we had 46,508,933 ordinary shares outstanding. The following table sets forth specific information as of March 5, 2026, to the best of our knowledge, concerning:

•beneficial ownership of more than 5% of our outstanding ordinary shares; and

•the number of ordinary shares beneficially owned by all of our executive officers and directors as a group. Ordinary shares that a person has the right to acquire within 60 days of March 5, 2026 through the exercise of Options under the 2018 Equity Plan or the Employees Plan (see footnote (4) below) are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and Board members as a group.

Name of Beneficial Owner	Amount Owned		Percent of Ordinary Shares(1)
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel	19,318,508	(2)	41.5%
All executive officers and directors as a group (23 persons)	92,693	(3) (4)	less than 1%

(1)    Based on 46,508,933 ordinary shares outstanding as of March 5, 2026.

(2)    Includes 3,836,458 ordinary shares held by Heris Aktiengesellschaft (Heris). Heris is owned, directly and indirectly, by Federmann Enterprises Ltd. (FEL). FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also a member of Elbit Systems’ Board and the chair of the board and the chief executive officer of FEL. Therefore, M. Federmann controls, directly and indirectly, the vote of ordinary shares owned by Heris and FEL (approximately 41.5% of our outstanding ordinary shares). In addition, Michael Federmann is the trustee of a trust on behalf of his sister, Irith Federmann-Landeau, that holds an indirect non-voting economic interest of approximately 7.26% in our outstanding ordinary shares through an indirect approximately 17.5% non-voting interest in FEL. Michael Federmann and his sons, David (who also serves as the chair of Elbit Systems’ Board), Gideon and Daniel Federmann, collectively hold an indirect economic interest equivalent to approximately 25.7% of our outstanding ordinary shares, with Michael Federmann holding an approximately 5.13% economic interest, David Federmann holding an approximately 8.2% economic interest, and each of Gideon and Daniel Federmann holding an approximately 6.15% economic interest.

(3)    This amount (i) does not include any ordinary shares that may be deemed to be beneficially owned by Michael Federmann or David Federmann as described in footnote (2) above and (ii) includes shares held by the spouse of a director, but the director disclaims beneficial ownership over the spouse's shares.

(4)    The 2018 Equity Plan and Employees Plan provide that unless otherwise determined by the respective plan's administrator, a “Net Exercise Mechanism” will be used, which entitles the recipients to exercise Options for the number of shares determined based on the excess, if any, of the fair market value of the shares underlying such options over the exercise price of such options, calculated based on the date of exercise. For further information regarding the 2018 Equity Plan see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems' Stock Option Plans – 2018 Equity Incentive Plan for Executive Officers, as well as the Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers, filed as Exhibit 4.2.1 to this annual report. For further information regarding the Employees Plan see Item 6. Directors, Senior Management and Employees – Share Ownership – Elbit Systems' Stock Option Plans – 2022 Equity Incentive Plan for Employees , as well as the Employees Plan, filed as Exhibit 4.2.2 to this annual report. The number of ordinary shares reflected above as owned by all executive officers and directors as a group was calculated based on a hypothetical exercise on March 5, 2026, which is a theoretical date. The number of ordinary shares that will actually be issued will vary, depending on the date of exercise and the market price of the ordinary shares on such date. The aggregate number of Options granted to executive officers that are exercisable on or within 60 days following March 5, 2026 is 109,400 Options.

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

As of March 5, 2026, approximately 14% of our outstanding ordinary shares were held in the United States by approximately 100 shareholders of record registered on the books of our transfer agent.

We are not aware of any arrangement which may result in a change in control of the Company.

In September 2023, we filed a shelf prospectus with the Israeli Securities Authority and with the TASE, under which we may issue, from time to time, different type of securities pursuant to filing supplemental shelf offering reports. In September 2025, the shelf prospectus was extended for an additional year with the consent of the Israeli Securities Authority.

On May 21, 2025, Elbit Systems filed a Registration Statement on Form F-3 with the SEC, which became automatically effective, under which we may offer and sell from time to time, in one or more offerings, ordinary shares, warrants, debt securities, guarantees, purchase contracts, units or any combination thereof, including warrants that may be convertible into or exercisable or exchangeable for ordinary shares or debt securities, and the debt securities may be convertible into or exchangeable for ordinary shares or other debt securities.

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

The Company does not believe its transactions with related parties during the annual period commencing on January 1, 2025 are either material to the Company or unusual in their nature or conditions. Certain transactions with related parties may also require special approvals under the Companies Law. For further information see Item 10. Additional Information – Approval of Certain Transactions. For further information regarding certain transactions between the Company and related parties see Item 18. Financial Statements – Note 27.

Item 8.    Financial Information.

Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Export Sales

In 2025, our sales outside of Israel were approximately $5.4 billion, constituting approximately 68% of our total sales. For further information regarding the allocation of our revenues by geographic region see Item 5. Operating and Financial Review and Prospects – 2025 Compared to 2024 – Revenues.

Legal Proceedings

The Company is involved in various legal proceedings from time to time. For a discussion of our significant legal proceedings see Item 18. Financial Statements – Note 21C.

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

Our aggregate quarterly dividend payments for the last three full fiscal years were as follows:
(US dollars)

Year	Dividend
2023	2.00 per share
2024	2.00 per share
2025	2.45 per share

Significant Changes

Other than any significant event that may be described in this annual report, there have not been any significant changes since December 31, 2025.

Item 9.    The Offer and Listing.

Share Listings and Trading Prices

Our ordinary shares are listed on the TASE and on Nasdaq and are quoted under the symbol “ESLT”.

Item 10.    Additional Information.

General Provisions of Israeli Law and Related Provisions of Articles of Association

Israeli Companies Registrar. We are registered with the Israeli Companies Registrar. Our registration number is 52-004302-7.

The Companies Law and Restated Articles of Association. The Companies Law is the basic corporation law governing Israeli publicly and privately held companies. The Companies Law mandates that specific provisions be included in an Israeli company’s articles of association, which are included in Elbit Systems’ Articles of Association.

Purpose. Our purpose, as stated in Article 3 of the Articles of Association, includes any objective permitted by law. In addition, Article 3 permits us to contribute reasonable amounts to other worthy causes, even if the cause is not within the specific scope of our business.

Appointment and Removal of Directors. Under our Articles of Association our directors (except for External Directors – see Item 6. Directors, Senior Management and Employees – Board Practices – External Directors and Independent Directors – External Directors) are elected by the shareholders at the annual meeting by a simple majority of our ordinary shares. Directors generally hold office until the next annual general meeting. Under certain circumstances, our Board may appoint new directors to fill vacancies. For further information see Item 6. Directors, Senior Management and Employees – Directors and Executive Officers – Board of Directors.

Internal Auditor. Israeli public companies are required to appoint an internal auditor who was initially recommended by the audit committee. The main role of the internal auditor is to examine whether the company’s activities are conducted in accordance with the law, with integrity and pursuant to orderly business procedures. Our internal auditor operates in accordance with our internal audit charter and our Audit and Financial Statements Review Committee charter, which provides the framework for the committee’s oversight of the internal auditor’s functions, consistent with applicable Israeli and U.S. laws and regulations. Under the Companies Law, the internal auditor may not be an Office Holder (see below “Office Holders”), an “interested party” (as defined below) or a “Relative” (see below “Approval of Certain Transactions – Personal Interest and Extraordinary Transactions”) of any of the foregoing, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is generally defined in the Companies Law as any person who (a) serves as a director or the chief executive officer of the company, (b) has the right to appoint a director or chief executive officer or (c) owns 5% or more of the issued share capital or the voting rights.

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

Some members of our Board are also directors of FEL or companies controlled by FEL. Therefore, in the event of an issue or transaction between Elbit Systems and any of those companies, directors affiliated with any such companies will be excluded from any decisions concerning the issue or transaction. In addition, an issue or transaction with any such companies also requires authorization in accordance with the requirements of the Companies Law. See below “Approval of Certain Transactions” and the Description of Securities under “Provisions Relating to Major Shareholders”.

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

The Israeli Securities Law also permits such an insurance policy to cover a payment which an Office Holder is obligated to make to an injured party as set forth in the relevant sections of the Israeli Securities Law, as well as expenses incurred by an Office Holder in connection with certain proceedings that are specified in the Israeli Securities Law, including reasonable litigation expenses (including attorneys’ fees), provided that a relevant provision is included in the company’s articles of association.

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

In addition, a company may indemnify, including in advance, an Office Holder in respect of payments that the Office Holder is obligated to make to an injured party as set forth in the relevant sections of the Israeli Securities Law, as well as expenses incurred by an Office Holder in connection with certain proceedings that are specified in the Israeli Securities Law, including reasonable litigation expenses (including attorneys’ fees). These indemnifications are subject to the inclusion of relevant provisions in the company’s articles of association.

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

(5)certain monetary liabilities that are set forth in the Israeli Securities Law.

Exemption, Insurance and Indemnification of Directors and Officers under the Articles of Association

In accordance with and subject to the Companies Law and the Israeli Securities Law, Elbit Systems’ Articles of Association permit the Company to exempt, in advance or retroactively, any director or Company officer from any liability to the Company attributed to damage or loss caused by breach of the director’s or officer’s duty of care owed to the Company.

Furthermore, in accordance with and subject to the provisions of the Companies Law and the Israeli Securities Law, Elbit Systems’ Articles of Association allow for directors and officers liability insurance, in respect of a liability or payment imposed on a director or officer as a result of an act carried out by such person in his or her capacity as a director or officer. This insurance may cover:

(1)a breach of his or her duty of care to Elbit Systems or to another person;

(2)a breach of his or her duty of loyalty to Elbit Systems, provided that the director or officer acted in good faith and had reasonable basis to assume that his or her act would not harm the interests of Elbit Systems;

(3)a financial obligation imposed on him or her in favor of another person;

(4)a payment that he or she is obligated to pay to an injured party as set forth in the relevant sections of the Israeli Securities Law;

(5)expenses incurred by him or her in connection with certain administrative proceedings specified in the Israeli Securities Law, including reasonable litigation expenses (including attorneys’ fees); or

(6)any other event for which insurance of a director or officer is or may be permitted.

In addition, in accordance with and subject to the Companies Law and the Israeli Securities Law, Elbit Systems’ Articles of Association permit indemnification, retroactively or in advance, of a director or officer against liability, payment or expense imposed on or incurred by him or her as a result of an act carried out in his or her capacity as a director or officer, that may include:

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

(2)a payment imposed on him or her in favor of an injured party in the circumstances specified in the relevant sections of the Israeli Securities Law;

(3)reasonable litigation expenses (including attorneys’ fees), incurred by a director or officer as a result of an investigation or proceeding conducted against him or her by an authority authorized to conduct such investigation or procedure, provided that such investigation or procedure: (i) concludes without the filing of an indictment against the director or officer and without imposition of monetary payment in lieu of criminal proceedings; or (ii) concludes with imposing on the director or officer a monetary payment in lieu of criminal proceedings, provided that the alleged criminal offense in question does not require proof of criminal intent or was incurred by the director or officer in connection with a monetary sanction imposed by the Companies Law or the Israeli Securities Law;

(4)expenses incurred by a director or an officer in connection with certain administrative proceedings set forth in the Israeli Securities Law, including reasonable litigation expenses (including attorneys’ fees); and

(5)reasonable litigation expenses (including attorneys’ fees), expended by the director or officer or imposed on him or her by the court for:

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

In a meeting held on July 10, 2025, our Compensation Committee approved the extension of our existing D&O liability insurance policy which complies with the provisions of our Compensation Policy and the inclusion therein, in addition to all other Office Holders, of Michael Federmann (who may be considered a controlling shareholder of the Company), his son David Federmann and Bezhalel Machlis, our President and CEO, in accordance with the requirements of the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000. As of March 5, 2026, the D&O policy’s limit of liability was $100 million. The Compensation Committee also approved the purchase of a D&O liability insurance policy for a subsidiary of the Company, which also covers certain Office Holders of the Company, including our President and CEO, in accordance with the limitations under our Compensation Policy.

In addition, our Compensation Policy authorizes the Company, subject to applicable law and the Articles of Association, to exempt our Office Holders from liability for violating their duty of care towards the Company. However, such exemption will not apply with respect to any decision or transaction in which a controlling shareholder, executive officer or director of the Company (even if such shareholder, executive officer or director is not the one who is exempted) has a personal interest. At the General Meeting of Shareholders held on April 2021, our shareholders, following recommendation of our Compensation Committee and the approval of our Board, approved providing an exemption letter reflecting the above conditions and limitations to Bezhalel Machlis, our President and CEO, and to the Company's current and future directors (including to Michael Federmann, who may be considered a controlling shareholder of the Company, and to his son David Federmann). Similar letters were also approved by the Compensation Committee and the Board for exemption of other Office Holders of Elbit Systems who are not directors. The exemption letters originally granted to Michael Federmann and David Federmann in 2021 were last re-approved, following the approval of our Compensation Committee and Board, by our shareholders at the Annual General Meeting of Shareholders in 2023, for an additional period of three years commencing on April 7, 2024.

Share Capital

Elbit Systems currently has one type of share, this being ordinary shares. The share capital of Elbit Systems is NIS 80,000,000 divided into 80,000,000 ordinary shares of NIS 1 nominal (par) value each, of which 46,508,933 ordinary shares were issued and outstanding as of March 5, 2026. All issued and outstanding ordinary shares are fully paid and non-assessable. For information regarding changes in share capital, see the Description of Securities under “Share Capital”.

Rights, Preferences and Restrictions of Shares

For information regarding voting rights, dividend rights and other rights generally applicable to our ordinary shares, including action necessary to change the rights of holders of our ordinary shares, see the Description of Securities under “Rights Generally Applicable to Ordinary Shares”.

General Meetings of Shareholders

An annual general meeting of our shareholders must be held once each year and not later than 15 months after the preceding annual general meeting. Any general meeting that is not an annual general meeting is defined as an extraordinary general meeting. All shareholders of record are entitled to attend any annual or extraordinary general meeting and vote at general meetings in person, by a voting instrument, by proxy or through the Israeli Securities Authority’s electronic voting system.

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

In general, subject to the Companies Law, ordinary resolutions at a general meeting require approval of a majority of the votes cast at the general meeting, whether in person or by proxy, without taking into account abstentions. For information as to the required majority for the approval of related party transactions, see the Description of Securities under “Provisions Relating to Major Shareholders”. However, under our memorandum of association (the Memorandum of Association) and Articles of Association, certain resolutions require a special majority of at least 67% of all votes properly cast at a general meeting, without taking into account abstentions.

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

A portion of our Israeli operations have been granted “Approved Enterprise”, “Privileged Enterprise” and “Preferred Enterprise” status, as described herein. These operations are subject to taxation at reduced rates applicable to those types of enterprises. There can be no assurance that Elbit Systems or our Israeli subsidiaries will continue to qualify for such benefits or benefits under the Law for Encouragement of Industry in the future. There can also be no assurance that we will continue to qualify as an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, or that the benefits described above will be available in the future. See further Item 18. Financial Statements – Note 18A(3).

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

Tax on IP-based Income. In 2016, Israel enacted a tax law amendment introducing a new tax regime for IP based companies. The regime is tailored to a post-BEPS (base erosion profit shifting) world, encouraging multinationals to consolidate IP ownership and profits in Israel along with existing Israeli R&D functions. Tax benefits created to achieve this goal include a reduced corporate income tax rate of 6% on IP-based income and on capital gains from the future sale of IP. The 6% rate would apply to qualifying Israeli companies that are part of a group with global consolidated revenue of over NIS 10 billion (approximately $2.9 billion). Other qualifying companies with global consolidated revenue below NIS 10 billion would be subject to a 12% tax rate. However, if the Israeli company is located in development zone “A”, the tax rate is further reduced to 7.5%. Additionally, subject to meeting applicable conditions, withholding tax on dividends may be subject to a reduced rate of 4% for all qualifying companies (unless further reduced by a treaty). See Item 18. Financial Statements ‒ Note 18A(3).

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

Surtax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident and with respect to a non-Israeli resident, subject to tax treaties not otherwise limiting the applicable tax rate to such non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding a certain threshold (currently NIS 721,560 for years 2025 through 2027 (approximately $210,000), which amount will be updated annually starting January 1, 2028, based on the annual change in the Israeli consumer price index) (the “Threshold Amount”).

According to new legislation effective as of January 1, 2025, an additional 2% excess tax will be imposed on “Capital-Sourced Income” (defined as income from any source other than employment income, business income or income from “personal effort”), provided that the Individual’s Capital Sourced Income exceeds the Threshold Amount. This additional excess tax applies, among other things, to income from capital gains, dividends, interest, rental income or the sale of real property.

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

“Qualified dividends” received with respect to our ordinary shares by a U.S. Shareholder that is an individual, trust, or estate generally will be subject to tax at preferential tax rates. Subject to certain exceptions for short-term positions, dividends paid on our ordinary shares will be treated as qualified dividends if the ordinary shares are readily tradable on an established securities market in the United States and we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a PFIC).

The ordinary shares are listed on the Nasdaq and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were treated as a PFIC with respect to our 2024 and 2025 taxable years and do not expect to be treated as a PFIC for our current taxable year or in the reasonably foreseeable future. See “Passive Foreign Investment Company Rules”, below.

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

Subject to generally applicable limitations and conditions, Israeli dividend withholding tax paid at the appropriate rate applicable to the U.S. Shareholder may be eligible for a credit against such U.S. Shareholder’s U.S. federal income tax liability. These generally applicable limitations and conditions include the requirements adopted by the IRS in regulations promulgated in December 2021, and any Israeli tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Shareholder. In the case of a U.S. Shareholder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Israeli tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Shareholders, the application of these requirements to the Israeli tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Israeli dividend tax is not a creditable tax for a U.S. Shareholder or the U.S. Shareholder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Shareholder may be able to deduct the Israeli tax in computing such U.S. Shareholder’s taxable income for U.S. federal income tax purposes. Israeli taxes paid by a U.S. Shareholder under circumstances in which an exemption from such tax was available generally will not be entitled to claim a credit or deduction for such taxes.

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

A U.S. Shareholder generally will not be entitled to credit any Israeli tax imposed on the sale or other disposition of the ordinary shares against such U.S. Shareholder’s U.S. federal income tax liability, except in the case of a U.S. Shareholder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under the temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Shareholder on the sale, exchange or other disposition of ordinary shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Shareholder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Israeli tax is not a creditable tax, such tax would reduce the amount realized on the sale or other disposition of the ordinary shares even if the U.S. Shareholder has elected to claim a foreign tax credit for other taxes in the same year. Israeli taxes paid by a U.S. Shareholder under circumstances in which an exemption from such tax was available generally will not be entitled to claim a credit or deduction for such taxes. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Shareholders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ordinary shares and any Israeli tax imposed on such sale or disposition.

If a U.S. Shareholder receives NIS upon the sale of ordinary shares, that U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to investors in companies that are considered to be PFICs. A non-U.S. corporation will be classified as a Passive Foreign Investment Company (or PFIC) for any taxable year if at least 75% of its gross income consists of passive income (which is generally subject to certain exceptions for active businesses, dividends, interest, rents, royalties and gains from the sales of property generating such income), or at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were treated as a PFIC with respect to our 2024 and 2025 taxable years, and do not expect to be a PFIC for our current taxable year or in the reasonably foreseeable future. However, whether we are a PFIC is a factual determination that must be made at the close of each year and is based on factors that may be outside of our control, including, among other things, the valuation of our ordinary shares and assets, which will likely change from time to time. Therefore, there is no assurance that we will not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, or changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Shareholder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder's investment even if we no longer meet the threshold requirements discussed above, unless the U.S. Shareholder has made a “deemed sale” election once we are no longer a PFIC.

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

As of December 31, 2025 and December 31, 2024, the notional amount of our outstanding forward contracts was $6,041.0 and $4,105.8 , respectively. Most of these contracts met the requirements of hedge accounting.

The table below provides information regarding our derivative instruments held in order to limit the exposure to exchange rate fluctuation as of December 31, 2025. The table does not include information regarding the cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the Series B Notes issued during 2021 (see “Interest Rate Risk Management” below).

Maturity Date - Notional Amount - (US dollars in millions)

	2026	2027	2028	2029	2030 onwards	Total	Fair Value at 12/2025
Buy US$ and sell:
EUR	1,349.2	668.6	813.5	396.7	1,292.6	4,520.6	(76.5)
GBP	85.8	35.3	32.3	8.4	4.3	166.1	0.1
NIS	0.4	—	—	—	—	0.4	—
Other currencies	274.6	67.5	56.7	7.9	—	406.7	(3.5)
Total	1,710.0	771.4	902.5	413.0	1,296.9	5,093.8	(79.9)

Maturity Date - Notional Amount - (US dollars in millions)

	2026	2027	2028	2029	2030 onwards	Total	Fair Value at 12/2025
Sell US$ and buy:
EUR	260.9	37.9	12.9	5.0	0.3	317.0	5.6
GBP	46.7	21.4	21.3	—	—	89.4	1.1
NIS	411.7	—	—	—	—	411.7	67.2
Other currencies	111.4	9.2	3.2	5.0	0.4	129.2	1.2
Total	830.7	68.5	37.4	10.0	0.7	947.3	75.0

On December 31, 2025, a 5% and 10% strengthening of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized losses of $178.7 and $355.7 million, respectively, and a 5% and 10% weakening in the value of the U.S. dollar relative to the currencies in which our derivative instruments were denominated would have resulted in unrealized gains of $180.1 and $361.5 million, respectively. This calculation assumes that each exchange rate would have changed in the same direction relative to the U.S. dollar. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, most of such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments did not create material market risk.

Interest Rate Risk Management

On December 31, 2025 our liquid assets and obligations were comprised of cash and cash equivalents, bank deposits, short and long-term loans, commercial paper and Notes. Our deposits were mainly in U.S. dollars.

In 2021, we issued NIS 1.9 billion (approximately $575 million) in Series B, C and D Notes. Following the issuance of Series B Notes we entered into cross-currency interest rate swap transactions in order to effectively hedge the effect of interest and exchange rate differences resulting from the NIS Notes. Under the cross-currency interest rate swaps, the Series B Notes were adjusted to the changes of the NIS to the U.S.dollar and will pay a fixed U.S. dollar interest rate of 1.92% per annum. Since the Notes issuance we repaid annually installments of the Notes in the amount of approximately $67 million annually. As of December 31, 2025 the balance of the Notes was approximately $308 million.

During 2024 and 2023, we completed issuances in Israel of a U.S. Dollar denominated commercial paper. On December 31, 2025, we had commercial paper in an aggregate amount of approximately $48 million par value issued and outstanding. The commercial paper bears an annual interest of the SOFR interest rate and an additional 1% - 1.25%. S&P Global Ratings Maalot Ltd. has assigned an ilA-1+ (on local scaling) short-term rating to the above mentioned commercial paper. See also Item 18. Financial Statements – Note 12.

The remaining debt is mainly short and long-term loans in U.S. dollars.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.    Controls and Procedures.

Disclosure Controls and Procedures. We maintain disclosure controls and procedures designed to cause that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These controls and procedures also provide that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Also, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of December 31, 2025, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management and key corporate functions and under the supervision of the CEO and CFO. Based on the evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

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

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013 Framework”). Based on this assessment, management believes that, as of December 31, 2025, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Kost Forer Gabbay & Kasierer (Kost), a member of EY Global, an independent registered public accounting firm (PACOB) , as stated in their report included in Item 18. Financial Statements.

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

Enterprise Resource Planning (ERP) Implementation. We have deployed an advanced ERP system as part of a multi-year plan to integrate and upgrade our systems and processes. The ERP system, which has been implemented in phases since it began began in 2020, is now fully operational. The system has been implemented at the Company's corporate headquarters and at our segments' main sites, with operational capability gradually increasing in these sites as we continue with our ongoing efforts to optimize the ERP ecosystem and add more capabilities. Such operational capabilities include, among others, real time data integration, streamlined inventory management and automated workflows, improved demand forecasting, optimizing logistics and increased coordination across procurement, production and distribution. As the phased and ongoing maturing implementation of our ERP system occurs, we expect to experience certain changes to our processes and procedures which, in turn, may result in changes to our internal control over financial reporting.

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

Item 16B. Code of Ethics.

We have adopted an ethics and compliance code of conduct that is applicable to all our directors, officers and employees, including our principal executive, financial and accounting officers and persons performing similar functions. The ethics and compliance code of conduct was approved by our Board and covers areas of professional and business conduct. It is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest. The ethics and compliance code of conduct is supplemented by our anti-bribery and corruption compliance policy, our human rights policy and other related policies and procedures, including those relating to our whistleblower and investigations process, due diligence and business entertainment and gifts. We also have a supplier code of conduct that is applicable to ethics and compliance requirements for our supply chain. We provide training on our ethics and compliance code of conduct to all of our employees. In accordance with the Company’s procedures, routine conflicts of interest and other day to day ethics related issues are reviewed and addressed on an ongoing basis by the Company’s authorized officers. Our ethics and compliance code of conduct, anti-bribery and corruption compliance policy, human rights policy and supplier code of conduct, as well as certain other compliance related policies, are each posted on our website: www.elbitsystems.com. A copy of the ethics and compliance code of conduct is available, without charge, to any Elbit Systems investor, employee or other person upon request to Elbit Systems Ltd., Office of the Corporate Secretary, P.O. Box 539, Advanced Technology Center, Haifa 3100401 Israel. For additional information on our ethics and anti-bribery and corruption compliance policies, see Item 4. Information on the Company – ESG Practices.

Item 16C. Principal Accountant Fees and Services.

At the Annual General Meeting of Shareholders held in October 2025, our shareholders reappointed Kost to serve as our independent auditors. Kost and other EY affiliates billed the Company the following fees for professional services in each of the last two fiscal years:

(U.S. dollars in thousands)

	Year ended December 31, 2025	Year ended December 31, 2024
Audit and Audit Related Fees	$4,963	$4,642
Tax Fees	530	359
Total	$5,493	$5,001

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

Kost and other EY affiliates did not bill the Company for services other than the Audit Fees, Tax Fees and Other Fees described above for fiscal year 2024 or fiscal year 2025.

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

No shares were repurchased by Elbit Systems during 2025.

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

Item 16K. Cybersecurity.

Risk Management and Strategy

As part of our overall risk management processes, we maintain a process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to the disruption of business operations or financial reporting systems, IP theft, source code contamination, fraud, extortion, harm to employees or customers, violations of privacy laws and other legal and reputational risks (Cybersecurity Management Process). This process is focused on our main operating facilities and networks in Israel, while the processes at our subsidiaries abroad are led by local management and vary in light of their respective needs, operational considerations and regulatory requirements.

Cybersecurity risks are considered under our Cybersecurity Management Process on an ongoing basis and alongside other company risks as part of the Board's annual review of the Company's overall risk profile. The Cybersecurity Management Process is based on methodologies implemented in consultation with external enterprise risk professionals and with the involvement of Company subject matter experts and management, as applicable. The process includes gathering the information necessary to identify risks, evaluating the nature and severity of these risks, identifying mitigation strategies, assessing the impact of these strategies on residual risks and effectively responding to cybersecurity incidents when they occur.

Our Cybersecurity Management Process includes:

•a cybersecurity and information security framework that includes risk assessment and mitigation through a threat intelligence-driven approach, application controls, and enhanced security defenses. We comply with the guidelines and instructions of the Israeli Director of Security of the Defense Establishment (DSDE) and look to industry best practices in developing our processes in this area;

•development, implementation, and improvement of policies and procedures designed to safeguard information and maintain the availability of critical data and systems;

•utilization of software and hardware solutions designed to protect and monitor our environment, including, among others, multifactor authentication, access controls, system backups, encryption, firewalls, intrusion detection and prevention systems, misconfiguration systems and identity management systems – in each case, for relevant systems as determined by the Company;

•leveraging certifications under ISO-27001/27032/27035/27036 and ISO-27017/27018 standards for general information technology controls, and the requirements of the Sarbanes-Oxley Act of 2002 for assessment of internal controls;

•information security awareness training, including among others “phishing testing” conducted on a quarterly basis by our cybersecurity team for employees, regular cybersecurity updates and enhanced quarterly training for specialized employees involved in our systems and processes that handle sensitive information, customer data or audits. We also run annual tabletop exercises led by our Chief Information Security Officer (CISO) for our Executive Vice President - Chief Operating Officer (COO), Chief Security Officer (CSO) and Chief Information Officer (CIO) to simulate a response to a cybersecurity incident, and use the findings to improve our practices, procedures, and technologies;

•a Cybersecurity Incident Response Plan, which provides a framework for handling cybersecurity incidents. Our Cybersecurity Incident Response Plan is based on the severity of the incident and facilitates cross-functional coordination across the Company and compliance with potentially applicable legal obligations, including processes for reporting cybersecurity incidents with an estimated material effect to the Board and issuing timely public disclosures, when applicable. In addition, we have established a Security Operations Center (SOC) at our headquarters in Israel to monitor and detect cyber incidents in real time and to manage our methodological response to such incidents, which is managed by our detection and response (D&R) team;

•regular testing of our controls through penetration testing, vulnerability scanning, and attack simulations (including the use of breach and attack simulation systems and independent third-party service providers, as described below);

•collaborating with our peers in the areas of threat intelligence, vulnerability management, response and drills, and sharing threat intelligence and best practices across industries to fight cybercrime, enhance privacy, discuss new technologies, better understand the evolving regulatory environment, and advance capabilities in these areas;

•identification of threats associated with our use of third-party service providers, including conducting surveys as necessary on a project-by-project basis, taking into consideration the needs of the project and the level of risk associated with such project. We also include data security obligations and data breach notification requirements in our agreements with third-party service providers that have access to information originating from our IT systems, as necessary on a project-by-project basis; and

•engagement of independent third-party service providers in connection with our Cybersecurity Management Process who regularly: (a) review, assess and report on our internal incident response preparedness and help identify areas for continued focus and improvement; and (b) test for cyber vulnerabilities. Elbit Systems has also initiated regular information technology reviews performed by a third party based on ISO-27001/27032/27035 and ISO-27017/27018. In addition, as an Israeli defense company, we are subject to periodic reviews by the DSDE, in which our cybersecurity processes, technologies and professional capabilities and certifications are evaluated in relation to the DSDE's requirements and standards.

In recent years we have devoted significant increasing resources, to configuring, operating, maintaining, monitoring, upgrading and improving the security of our systems and databases, handling cyber incidents and meeting applicable customer requirements regarding their protection. As of the date hereof, our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents; however, we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. We have experienced an increase in the number of these threats and attempted cyber-attacks in recent years, which may be related to the geopolitical environment. In particular, we have been, and may continue to be, targeted by nation states and experienced and skilled computer programmers and hackers, including those sponsored by or acting for foreign governments or terrorist organizations and in some cases, using AI, including generative AI and agentic AI to facilitate their attacks. However, none of these acts were believed to have had a material effect on the Company. Where required, relevant authorities were notified in accordance with the law and the relevant procedures the Company and its subsidiaries have in place. Our suppliers are also sometimes subject to cyber-attacks, which have increased in recent years and pose a risk to those of our systems and operations that depend on such suppliers. For example, in September 2025 one of our suppliers experienced a cybersecurity incident that resulted in the disclosure of certain unclassified material related to a Company project. Elbit Systems' network was not breached, an investigation was conducted and we believe this incident did not have a material impact on the Company. For additional information related to our cybersecurity risks, see Item 3. Key Information – Risk Factors – Risks Related to Our Operations – A cyber or security attack or other similar incident resulting in a breach, disruption or failure in our or our supply chain's digital environment, or of our products, could adversely affect us.

Governance

Management

The Cybersecurity Management Process described above is managed by our COO and primarily implemented by our CISO, CIO and CSO.

Our CSO is authorized in accordance with the Israeli Regulation of Security in Public Bodies Law, 5758-1998, and the procedures of the DSDE and the Company, to implement and oversee the Company's security guidelines and protection of the Company's networks in Israel, including by managing information security incidents, including cybersecurity incidents.

The day-to-day execution of our Cybersecurity Management Process, including the implementation of our information security strategy, policies, operations and cyber threat detection and response, is led by our CISO, who directly manages our cybersecurity team, comprising mainly of: (i) the design and implementation (D&I) team, which focuses on planning cyber defense architecture, topology and solutions for various Company systems, including our IT environment, and ongoing work with other relevant parties in the Company on the implementation of such cyber defense solutions; (ii) the governance, risk, compliance awareness (GRACE) team, which manages the Company's cybersecurity operations, including: (A) applying procedures, principles and rules aimed at creating a secure organizational environment that corresponds with the Company's policies and values; (B) identifying, verifying and managing cybersecurity risks, including by simulating cybersecurity attacks; (C) determining compliance standards with applicable laws, regulations and internal procedures; (D) creating organizational awareness to cybersecurity threats and their effects; and (E) educating and exercising both human and technological systems to address cyber events; (iii) the D&R team, as described above, which monitors and detects cyber incidents in real time through the SOC, provides proactive defense by collecting cyber threat intelligence (CTI) and manages our methodological response to cyber incidents; (iv) the Intelligence & Defense (I&D) team, which consolidates intelligence obtained from different sources and submits it to the Company's relevant planning and application parties, who translate such intelligence to a collection of various defensive actions, and liaises between the CISO and the Company's divisions regarding cybersecurity aspects originating from the security policies of the DSDE and/or the Company; (v) the system defense team, which focuses on cybersecurity aspects related to the Company's products and on the security of the supply chain from a software, code and development perspective; and (vi) the application security team, which focuses on cybersecurity aspects related to our secure software development lifecycle. The execution of our cybersecurity processes is achieved also through ongoing periodic updates by our CISO to our COO, CIO and CSO, based on a predefined topic-based reporting matrix as well as ad-hoc updates and reports, as required.

Our CISO, who has served in this role since 2023, is a certified Chief Information Security Officer, cyber security methodology professional and cyber security technology professional and has over 15 years of extensive professional experience in cybersecurity, information security, information technologies operations and in designing, implementing, and managing enterprise security solutions at large scales and across multiple regions.

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

Management has also adopted a multi-year cybersecurity work plan, which is formulated in coordination with the Company's cybersecurity professionals and approved annually (Cybersecurity Work Plan) by our COO and President and CEO, and which translates the priorities and mitigation strategies identified through the Company’s Cybersecurity Management Process into execution and resource planning. The Cybersecurity Work Plan generally addresses, among other things, identifying and assessing cybersecurity threats and significant cybersecurity risks, selecting and deploying appropriate tools and technologies, and budgeting and resource allocation to support these activities. The Cybersecurity Work Plan and its implementation are reviewed and assessed by our COO on a periodic basis or earlier as necessary.

As an additional and complementary layer of review and assessment of our Cybersecurity Management Process, our internal auditor annually examines risk-related aspects of the Company's cybersecurity controls. The findings and suggestions of such audits are reported by our internal auditor to our Audit and Financial Statements Review Committee - Acting as the Audit Committee, which discusses such reports, findings and suggestions and provides updates and recommendations to the Board, where necessary. Furthermore, within the framework of our Cybersecurity Incident Response Plan, we have internal escalation processes in place regarding cybersecurity incidents, to facilitate an efficient and timely flow of information to our CISO, CSO and relevant members of management and ultimately, to our Board, as discussed below.

Board of Directors and Audit and Financial Statements Review Committee - Acting as the Audit Committee

The Board is primarily responsible for oversight of risks from cybersecurity threats. To fulfill this responsibility, our Board holds cybersecurity discussions on a semi-annual basis, during which it receives reports regarding cybersecurity risks from our COO, CISO, CSO and/or CIO and reviews the implementation and administration of the Cybersecurity Management Process. These reports may include, among others and as relevant: (a) a presentation of the Cybersecurity Work Plan and its status; (b) updates from the Audit and Financial Statements Review Committee - Acting as the Audit Committee in respect of its discussions and review of audit reports from the internal auditor; (c) information regarding resource utilization, main actions taken, external consulting, new tools, audits and training with respect to cybersecurity; (d) updates regarding material cybersecurity threats or incidents with an estimated material effect and responses thereto, if relevant; (e) regulatory updates; and (f) updates on cybersecurity trends, the threat intelligence landscape and the results of assessments performed by internal stakeholders or third-party advisors.

Furthermore, as part of the Company's risk management process, the Board holds an annual review of the Company's risk profile which considers cybersecurity risks, as described above. In addition, the Board, as well as the Audit and Financial Statements Review Committee - Acting as the Audit Committee, may conduct discussions on cybersecurity matters outside of the semi-annual discussions, as it deems necessary.

As mentioned above, internal escalation processes are in place within the framework of our Cybersecurity Incident Response Plan to provide ad hoc updates to the Board regarding cybersecurity incidents with an estimated material effect.

Item 17. Financial Statements.

Not applicable.

Item 18.     Financial Statements.

See Consolidated Financial Statements attached to this annual report on Form 20-F.

Item 19.     Exhibits.

(a)    Index to Financial Statements

(b)    Exhibits

#	Description
1.1	Elbit Systems’ Memorandum of Association(1)
1.2	Elbit Systems’ Restated Articles of Association(2)
2.1	Description of Securities
4.2.1	Elbit Systems Ltd. 2018 Equity Incentive Plan for Executive Officers
4.2.2	Elbit Systems Ltd. 2022 Equity Incentive Plan for Employees
4.3	Elbit Systems Ltd. Compensation Policy for Executive Officers and Directors(3)
4.4	Summary of IMI Acquisition Agreements(4)
8	Major Operating Subsidiaries of Elbit Systems(5)
11.1	Insider Trading Policy
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	Consent of Kost Forer Gabbay & Kasierer
97	Policy Regarding Recovery of Erroneously Awarded Compensation(6)
101	Inline XBRL Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)    Filed as Exhibit 1.1 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 25, 2020, and incorporated herein by reference.

(2)    Filed as Exhibit 1.2 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 20, 2025, and incorporated herein by reference.

(3)    Filed as Exhibit 4.3 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 20, 2025, and incorporated herein by reference.

(4)    Filed as Exhibit 4.4 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 19, 2019, and incorporated herein by reference.

(5)    Filed as Exhibit 8 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 20, 2025, and incorporated herein by reference.

(6)    Filed as Exhibit 97 to Elbit Systems’ annual report on Form 20-F, filed with the SEC on March 28, 2024, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2026

ELBIT SYSTEMS LTD.

By:	/s/ BEZHALEL MACHLIS
Name:	Bezhalel Machlis
Title:	President and Chief Executive Officer
(Principal Executive Officer)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025
in thousands of U.S. dollars

C O N T E N T S

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID:1281)	F - 2 - F - 6

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets	F - 5 - F -8

Consolidated Statements of Income	F - 8

Consolidated Statements of Comprehensive Income	F - 8

Statements of Changes in Equity	F - 10 - F - 13

Consolidated Statements of Cash Flows	F - 12 - F - 14

Notes to the Consolidated Financial Statements	F - 15 - F - 77

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Elbit Systems Ltd.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, and financial statement schedule listed in the Index at Item 19(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025 , based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 17 , 2026, expressed an unqualified opinion thereon.

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

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s revenue recognition process. For example, we tested internal controls over management’s preparation and periodic reviews of the EAC analyses, and the significant assumptions underlying a contract’s estimated value and estimated total EAC. We also tested internal controls that management executes to assess the accuracy and completeness of the underlying data used in management’s EAC analyses.

To test the Company’s EAC analyses, our audit procedures included obtaining an understanding of the contract and the contractual terms, evaluated, for a sample of contracts, the Company’s historical ability to accurately estimate expected costs by comparing management’s estimates of labor hours, subcontractor costs and materials required to complete the contract to actual results. We also verified costs incurred by comparing them to supporting documents and agreed key terms to contract documentation, including estimated contract value. In addition, we verified that the variances in costs incurred from projected costs are properly reflected in the EAC analyses.

/s/ Kost Forer Gabbay & Kasierer
A member of EY Global
We have served as the Company's auditor since 2003.
Tel Aviv, Israel
March 17, 2026

Kost Forer Gabbay & Kasierer 144 Menachem begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Elbit Systems Ltd.

Opinion on Internal Control Over Financial Reporting
We have audited Elbit Systems Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Elbit Systems Ltd. and subsidiaries’ (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 19(a) and our report dated March 17, 2026, expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Kost Forer Gabbay & Kasierer
A member of EY Global
Tel Aviv, Israel
March 17, 2026

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands, except share data)

	Note	December 31, 2025	December 31, 2024
CURRENT ASSETS:
Cash and cash equivalents		$635,141	$265,351
Short-term bank deposits		180,604	1,330
Trade and unbilled receivables and contract assets, net	3	3,332,249	2,942,886
Other receivables and prepaid expenses	4	457,385	371,918
Inventories, net	5	3,129,756	2,773,696
Total current assets		7,735,135	6,355,181

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies and other companies	6	126,900	126,007
Long-term trade and unbilled receivables and contract assets	7	719,078	516,299
Long-term bank deposits and other receivables	8	51,601	67,510
Deferred income taxes, net	18F	86,679	34,064
Severance pay fund	2R	222,555	223,167
		1,206,813	967,047

OPERATING LEASE RIGHT OF USE ASSETS	9	515,620	527,075

PROPERTY, PLANT AND EQUIPMENT, NET	10	1,382,120	1,276,948

GOODWILL	11	1,497,180	1,490,585

OTHER INTANGIBLE ASSETS, NET	11	324,650	354,760

TOTAL ASSETS		$12,661,518	$10,971,596

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands, except share data)

	Note	December 31, 2025	December 31, 2024

CURRENT LIABILITIES:
Short-term credit and loans	12	$50,532	$450,856
Current maturities of long-term loans and Series B, C and D Notes	15,16	83,452	74,561
Operating lease liabilities	9	98,464	84,912
Trade payables		1,511,671	1,343,816
Other payables and accrued expenses	13	1,549,139	1,207,717
Contract liabilities	14	2,683,180	2,149,306
Total current liabilities		5,976,438	5,311,168

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	15	18,000	27,395
Series B, C and D Notes, net of current maturities	16	237,625	278,529
Employee benefit liabilities	2Q,17	487,760	454,334
Deferred income taxes and tax liabilities, net	18F	137,662	73,916
Contract liabilities	14	934,256	816,796
Operating lease liabilities	9	476,737	454,057
Other long-term liabilities	20	263,067	274,421
Total long-term liabilities		2,555,107	2,379,448

COMMITMENTS AND CONTINGENT LIABILITIES	21

EQUITY:	22
Elbit Systems Ltd. equity:
Share capital:
Ordinary shares of 1 New Israeli Shekels (“NIS”) par value each; Authorized – 80,000,000 shares as of December 31, 2025 and 2024; Issued and outstanding 46,442,352 and 44,547,673 shares as of December 31, 2025 and 2024, respectively.		13,436	12,842
Additional paid-in capital		1,058,191	459,330
Accumulated other comprehensive income (loss)		(93,201)	64,298
Retained earnings		3,151,172	2,741,070
Total Elbit Systems Ltd. equity		4,129,598	3,277,540
Non-controlling interests		375	3,440
Total equity		4,129,973	3,280,980

TOTAL LIABILITIES AND EQUITY		$12,661,518	$10,971,596

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars (In thousands, except per share data)

	Note	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023

Revenues	2S, 23	$7,938,627	$6,827,871	$5,974,744
Cost of revenues		6,003,374	5,186,051	4,491,790
Gross profit		1,935,253	1,641,820	1,482,954
Operating expenses:
Research and development, net	24	517,142	466,402	424,420
Marketing and selling, net		399,437	375,358	359,141
General and administrative, net		347,250	311,007	330,285
Total operating expenses		1,263,829	1,152,767	1,113,846

Operating income		671,424	489,053	369,108
Financial expenses, net	25	(138,618)	(151,125)	(137,827)
Other income (expenses), net	26	29,109	3,818	(4,787)
Income before income taxes		561,915	341,746	226,494
Income taxes	18D	(55,539)	(39,058)	(22,913)
		506,376	302,688	203,581
Equity in net earnings of affiliated companies and partnerships	6B	29,243	19,176	12,275
Net income		$535,619	$321,864	$215,856
Less: net income attributable to non-controlling interests		(1,280)	(726)	(725)
Net income attributable to Elbit Systems Ltd.’s shareholders		$534,339	$321,138	$215,131

Basic net earnings per share attributable to Elbit Systems Ltd.’s shareholders	22	$11.69	$7.22	$4.85
Diluted net earnings per share attributable to Elbit Systems Ltd.’s shareholders		$11.39	$7.18	$4.82

Weighted average number of shares used in computation of basic net earnings per share		45,710	44,480	44,375
Weighted average number of shares used in computation of diluted net earnings per share		46,918	44,709	44,592

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars (In thousands)

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Net income	$535,619	$321,864	$215,856

Other comprehensive income (loss), net of tax:(*)
Foreign currency translation differences	22,421	(17,951)	4,441
Unrealized gains (losses) on derivative instruments	(119,555)	67,899	(15,197)
Pension and other post-retirement benefit plans	(60,365)	32,147	64,517
	(157,499)	82,095	53,761
Total comprehensive income	378,120	403,959	269,617
Less: comprehensive income attributable to non-controlling interest	1,542	652	856
Comprehensive income attributable to Elbit Systems Ltd.’s shareholders	$376,578	$403,307	$268,761

(*)     Other comprehensive income, net of tax expenses in the amounts of $3,414, $3,541 and $132 for the years 2025, 2024 and 2023, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non– controlling interest	Total equity
Balance as of January 1, 2023	44,344,206	$12,786	$431,429	$(71,558)	$2,382,564	$2,454	$2,757,675
Exercise of options	109,644	30	—	—	—	—	30
Stock based compensation	—	—	12,141	—	—	—	12,141
Dividends paid and declared	—	—	—	—	(88,781)	(522)	(89,303)
Other comprehensive income, net of tax expense of $132	—	—	—	53,761	—	131	53,892
Net income attributable to non-controlling interests	—	—	—	—	—	725	725
Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	215,131	—	215,131
Balance as of December 31, 2023	44,453,850	$12,816	$443,570	$(17,797)	$2,508,914	$2,788	$2,950,291

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non– controlling interest	Total equity
Balance as of January 1, 2024	44,453,850	$12,816	$443,570	$(17,797)	$2,508,914	$2,788	$2,950,291
Exercise of options	93,823	26	—	—	—	—	26
Stock-based compensation	—	—	15,760	—	—	—	15,760
Dividends paid and declared	—	—	—	—	(88,982)	—	(88,982)
Other comprehensive income, net of tax income of $3,541	—	—	—	82,095	—	(74)	82,021
Net income attribuatable to non controlling interests	—	—	—	—	—	726	726
Net income attributable to Elbit Systems Ltd.'s shareholders	—	—	—	—	321,138	—	321,138
Balance as of December 31, 2024	44,547,673	$12,842	$459,330	$64,298	$2,741,070	$3,440	$3,280,980

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars (In thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid–in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non– controlling interest	Total equity
Balance as of January 1, 2025	44,547,673	$12,842	$459,330	$64,298	$2,741,070	$3,440	$3,280,980
Exercise of options	324,412	128	—	—	—	—	128
Issuance of shares, net	1,570,267	466	572,470	—	—	—	572,936
Stock-based compensation	—	—	26,391	—	—	—	26,391
Purchase of non controlling interests	—	—	—			$(4,592)	$(4,592)
Dividends paid and declared	—	—	—	—	(124,237)	(15)	(124,252)
Other comprehensive income, net of tax expense of $(3,414)	—	—	—	(157,499)	—	262	(157,237)
Net income attributable to non controlling interests	—	—	—	—	—	1,280	1,280
Net income	—	—	—	—	534,339	—	534,339
Balance as of December 31, 2025	46,442,352	$13,436	$1,058,191	$(93,201)	$3,151,172	$375	$4,129,973

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (In thousands)

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$535,619	$321,864	$215,856
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	171,434	158,391	164,799
Stock-based compensation	26,391	15,760	12,141
Amortization of Series B, C and D related issuance costs, net	394	493	579
Deferred income taxes and reserve, net	(14,687)	1,649	(13,165)
Loss (gain) on sale of property, plant and equipment	2,893	(596)	(651)
Loss (gain) on sale of investments, remeasurement of investments held under fair value method	(4,518)	18,136	4,990
Equity in net earnings of affiliated companies and partnerships, net of dividend received(*)	(10,190)	(8,213)	10,046
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade and unbilled receivables and contract assets, net and prepaid expenses	(659,951)	(473,926)	(96,594)
Increase in inventories, net	(357,926)	(480,309)	(351,594)
Increase in trade payables, other payables and accrued expenses	463,913	65,663	175,446
Severance, pension and termination indemnities, net	(26,328)	(40,159)	(24,331)
Increase in contract liabilities	651,334	955,857	16,187
Net cash provided by operating activities	778,378	534,610	113,709

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets, net of investment grants and evacuation grants	(225,568)	(215,051)	(187,037)
Acquisitions of subsidiaries and business operations, net of cash assumed (Schedule A)	—	—	(10,380)
Investments in affiliated companies and other companies, net	(2,288)	(3,603)	(5,416)
Deconsolidation of subsidiary (Schedule B)	400	7,376	—
Proceeds from sale of property, plant and equipment	1,133	4,107	1,466
Proceeds from sale of investments	14,600	18,594	151
Proceeds from sale (investment in) of long-term deposits, net	(31)	(180)	83
Proceeds from (investment in) short-term deposits, net	(178,962)	9,923	(9,467)
Net cash used in investing activities	(390,716)	(178,834)	(210,600)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares and exercise of options	573,064	26	30
Issuance (repayment) of commercial paper, net	(301,591)	36,380	313,620
Repayment of long-term loans	(11,423)	(11,320)	(246,231)
Proceeds from long-term loans	—	—	20,000
Repayment of Series B, C and D Notes	(67,496)	(61,862)	(62,434)
Dividends paid	(111,693)	(88,958)	(89,248)
Change in short-term bank credit and loans, net	(98,733)	(162,120)	147,475
Net cash (used in) provided by financing activities	(17,872)	(287,854)	83,212

Net increase (decrease) in cash and cash equivalents	369,790	67,922	(13,679)
Cash and cash equivalents at the beginning of the year	$265,351	$197,429	$211,108
Cash and cash equivalents at the end of the year	$635,141	$265,351	$197,429

(*) Dividends received from affiliated companies	$19,053	$10,963	$22,321

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

SUPPLEMENTAL CASH FLOW ACTIVITIES:

Cash paid during the year for:	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Income taxes, net	$58,503	$34,890	$30,708
Interest paid, net	$37,485	$76,332	$66,766

Schedule A: Acquisitions of subsidiaries and business operations

Fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Working capital (deficit), net (excluding cash and cash equivalents)	$—	$—	$246
Property, plant and equipment	—	—	19
Other long-term assets	—	—	77
Goodwill and other intangible assets	—	—	16,220
Long-term liabilities	—	—	(6,182)
Non controlling interests	$—	$—	$—
	$—	$—	$10,380

Schedule B: Deconsolidation of subsidiary

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Working capital (deficit), net (excluding cash and cash equivalents)	$(194)	$(4,070)	$—
Property, plant and equipment	(151)	(1,597)	—
Other long-term assets	(55)	(3,179)	—
Other long-term liabilities	—	83	—
Other comprehensive income	—	1,479	—
Gain from deconsolidation	—	(92)	—
	$(400)	$(7,376)	$—

Schedule C: Supplemental disclosures of non-cash investing activities

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Purchase of property and equipment with accounts payable	$43,570	$79,197	$82,515
Purchase of non controlling interest	$4,592	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

A.    GENERAL

Elbit Systems Ltd. (“Elbit Systems”) is an Israeli corporation that is approximately 41.6% owned by Federmann Enterprises Ltd. Elbit Systems’ shares are traded on the Nasdaq Global Select Market in the United States (“Nasdaq”) and on the Tel-Aviv Stock Exchange (“TASE”).

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

The Company reports segment information in five segments, four of which are organized based on the nature of the products and services offered, and one geographic segment (See Note 23). The Company’s five reportable segments are:

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
–ESA – mainly provides products and systems solutions to U.S. military, foreign military sales (FMS/FMF), homeland security (HLS), medical instrumentation and commercial aviation customers.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 -    GENERAL

C.    IMPACT OF THE RECENT CONFLICT IN THE MIDDLE EAST

The war which began on October 7, 2023, continued throughout most of 2025, with ceasefires agreed to between Israel and Lebanon involving the conflict with Hezbollah in November 2024, and, after an intensified period of conflict that lasted 12 days, a ceasefire was declared with Iran in June 2025. A ceasefire with Hamas was agreed to in January 2025, and a subsequent ceasefire with Hamas was agreed to in October 2025. On February 28, 2026, Israel and the U.S. launched a joint attack on Iran named “Operation Roaring Lion” by Israel and “Operation Epic Fury” by the U.S., targeting key Iranian officials and targets. Iran launched attacks against Israel and at U.S. military bases across the region, including strikes in Bahrain, Qatar, Saudi Arabia, Kuwait and Jordan. On March 2, 2026 Hezbollah launched an attack on Israel. The current situation remains uncertain.

Since the commencement of the war and the escalation of conflicts in the Middle East, Elbit Systems has experienced a continued material increase in the demand for its products and solutions from the Israel Ministry of Defense (IMOD) compared to the demand levels prior to the war. Such increased demand may continue and could generate material additional orders to the Company.

As a result of the war and the other conflicts in the Middle East, some of Elbit Systems' operations have experienced disruptions due to supply chain and operational constraints, including among others increases in transportation costs and delays due to factors such as the Houthi movement attacks on shipping in the Red Sea, material and component shortages and elevated prices, employee call-ups for reserve duty, limitations imposed by some countries on engagement with Israel and attacks on some of Elbit Systems' global facilities by anti-Israeli organizations.

Elbit Systems has taken various steps to protect its employees worldwide, to support increased production, to increase raw material and component inventories, to mitigate supply chain disruptions and to maintain business continuity. Following the ceasefire agreements described above, these operational effects on the Company have been reduced, however, in light of the recent escalation of conflicts involving Iran and Hezbollah, such effects on the Company’s performance could increase again, depending on future developments that are difficult to predict at this time, including the duration and scope of these conflicts.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 1 - GENERAL (Cont.)

D.     ACQUISITIONS AND INVESTMENTS

1.On December 31, 2025 the Company completed the acquisition of the remaining 49% equity interest in the U.K. Subsidiary that it previously held by a non-controlling interest. As a result, the U.K subsidiary became a wholly-owned subsidiary of the Company.

2.On December 17, 2025, C4I and Cyber sold its holdings in Robo-Team Holdings Ltd. for the proceeds of approximately $16,000, as a result the company recognized a gain of approximately $12,000 (see Note 26).

3.On February 29, 2024, the Company's subsidiary, Elbit Systems United Kingdom, sold its holdings in a wholly-owned subsidiary, Elite KL Ltd., for approximately $7,400. As a result the Company recognized a gain of approximately $92.

4.On April 1, 2023, ESA completed the acquisition of 100% of Pacific Electronics Enterprises Inc. ("PEE") for a purchase price of approximately $10,000. PEE is located in Huntington beach, California, and specializes in the overhaul and repair of a wide spectrum of avionic equipment (communication, navigation, radar) and ground-based electronic systems.

5.On April 1, 2022, the Company completed the acquisition of 100% of an Israeli affiliated company, Opgal Industries Ltd. (Opgal) previously held by the Company at 50%, for a purchase price of approximately $8,000.
During 2025 the Company sold Opgal's civilian operations for a total consideration of $ 2,200.

6.On November 1, 2022, the Company completed the acquisition of 100% of a Swiss company, for a purchase price of approximately $24,000, of which approximately $21,000 is contingent consideration, which may become payable on the occurrence of certain future events. As of December 31, 2025, the contingent consideration was approximately $13,000 (See Note 20).

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

The following table displays the changes in accumulated other comprehensive income (loss), net of taxes, in the amount of $157,499, $82,095 and $53,761, for the years ended December 31, 2025, 2024 and 2023, respectively, by components:

	Unrealized gains (losses) on derivative instruments	Unrealized gains (losses) with respect to pension and post-retirement benefit plans	Foreign currency translation differences	Total
Balance as of December 31, 2022	$(36,434)	$31,148	$(66,272)	$(71,558)
Other comprehensive income (loss) before reclassifications	(112,641)	88,686	4,441	(19,514)
Amount reclassified from accumulated other comprehensive income (loss)	97,444	(24,169)	—	73,275
Net current-period other comprehensive income (loss)	(15,197)	64,517	4,441	53,761
Balance as of December 31, 2023	$(51,631)	$95,665	$(61,831)	$(17,797)
Other comprehensive income (loss) before reclassifications	42,653	75,218	(17,951)	99,920
Amount reclassified from accumulated other comprehensive income (loss)	25,246	(43,071)	—	(17,825)
Net current-period other comprehensive income (loss)	67,899	32,147	(17,951)	82,095
Balance as of December 31, 2024	$16,268	$127,812	$(79,782)	$64,298
Other comprehensive income (loss) before reclassifications	(34,241)	(10,479)	22,421	(22,299)
Amount reclassified from accumulated other comprehensive income (loss)	(85,314)	(49,886)	—	(135,200)
Net current-period other comprehensive income (loss)	(119,555)	(60,365)	22,421	(157,499)
Balance as of December 31, 2025	$(103,287)	$67,447	$(57,361)	$(93,201)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.    BUSINESS COMBINATIONS

The Company applies ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed and non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date. This ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date and restructuring and acquisition-related deal costs to be expensed as incurred. During the measurement period, which is not to exceed one year from the acquisition date, adjustments to the assets acquired and liabilities assumed are recorded with the corresponding offset to goodwill. Subsequent adjustments, as well as any excess of the fair value of net assets acquired over purchase price or changes in the fair value of contingent consideration, are recognized in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax positions are to be recognized in earnings.

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

Pre-contract costs are generally expensed, but can be deferred and included in inventory only when such costs can be directly associated with a specific anticipated contract and if their recoverability from the specific anticipated contract is probable according to the guidelines of ASC 340-40.

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

Management evaluates investments in affiliated companies, partnerships and other non-marketable equity securities for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances. Accordingly, in determining whether other-than-temporary declines exist, management evaluates various indicators for other-than-temporary declines and evaluates financial information (e.g, budgets, business plans, financial statements, etc.). During 2025, 2024 and 2023 no impairment was recorded.

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
Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

%
Buildings and leasehold improvements (*)	2%-17%
Instruments, machinery and equipment	6%-32%
Office furniture and other	7%-11%
Motor vehicles and airplanes	13%-17%	(Mainly 15%)

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

Recoverability of assets (or assets group) to be held and used is determined by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the carrying amount is higher, an asset is deemed to be impaired and the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the years ended December 31, 2025, 2024 and 2023, no impairment was recognized.

P.    GOODWILL IMPAIRMENT

Goodwill is subject to an impairment test at the reporting unit level on an annual basis during the fourth quarter of the year (or more frequently if impairment indicators arise). Our annual testing date for all reporting units is December 31.

The Company identified several reporting units based on the guidance of ASC 350, “Intangibles – Goodwill and Other”.

The impairment test compares carrying values of the reporting units to its estimated fair values. If the carrying value exceeds the fair value, then the Company recognizes an impairment of goodwill for the amount of this excess. For each of the three years in the period ended December 31, 2025, no impairment was identified.

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

Severance pay expenses for the years ended December 31, 2025, 2024 and 2023, amounted to approximately $96,543, $85,685 and $78,659, respectively.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.    REVENUE RECOGNITION (Cont.)

The Company recognizes revenues for each of the identified performance obligations when its customer obtains control of the products or services. The assessment of when the customer obtains control involves significant judgments, which consider, among other things, whether there is an alternative use for a product, the contract terms, assessment of the enforceable rights for payments and technical or contractual constraints. As a practical expedient we may occasionally account for a group of performance obligations or contracts collectively, as opposed to individually by using the “portfolio approach”. Under the “portfolio approach” method, the Company may combine individual performance obligations, if the goods or services of the individual performance obligations have similar characteristics and the Company reasonably expects that the effect on the financial statements of applying this practical expedient would not differ materially from applying the expedient to the individual contracts or performance obligations within that portfolio.

For most of the Company's long-term contracts, where the Company's performance does not create an asset with an alternative use and the Company has right to payment for performance completed to date, the Company recognizes revenue over time as it performs because of continuous transfer of control to the customer. For Israeli, U.S. and some other government contracts, this continuous transfer of control to the customer is supported by the governing law or clauses in the contract that typically allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit and take control of any work-in-process. Similarly, for other government contracts, the customer typically controls the work-in-process as evidenced either by contractual termination for convenience clauses or by the Company's rights to payment for work performed to date plus a reasonable profit for products or services that do not have an alternative use to the Company.

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

Service revenues include contracts primarily for the provision of supplies and services other than those associated with design, development or manufacturing or delivery of products. It may be a standalone service contract or a service performance obligation, which is distinct from a contract or performance obligation for the design, development or delivery of products. Our service contracts include contracts in which the customer simultaneously receives and consumes the benefits provided as the performance obligations are satisfied. Our service contracts primarily include operation-type contracts, outsourcing-type arrangements, maintenance contracts, training and similar activities. Revenues from service contracts or performance obligations were less than 10% of total revenues in each of the years ended December 31, 2025, 2024 and 2023.

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

The aggregate cumulative catch-up adjustment in EAC estimates on significant contracts had the following favorable/ (unfavorable) impact on the Company's operating results:

The Company's operating results included cumulative catch-up adjustment in EAC resulting from changes in performance cost estimates to decrease of approximately $98,800 (1.65% of cost of revenues), a decrease of $78,800 (1.52% of cost of revenues) and a decrease of $51,000 (1.14% of cost of revenue) for the years ended December 31, 2025, 2024 and 2023, respectively. These adjustments changed the Company's net income by approximately $87,500 (decrease of $1.86 per diluted share), $69,800 (decrease of $1.56 per diluted share) and $44,700 (decrease of $1.00 per diluted share) for the years ended December 31, 2025, 2024 and 2023, respectively.

In addition, the net impact of these EAC adjustments on revenue recognized from the Company's performance obligations was approximately $(59,200), $(36,400) and $(23,300) for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company has recognized lease revenues from sale-type lease in accordance with ASC 842 of approximately $83,000 and $169,000 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024 the Company's lease receivables balances were zero as the amount was paid in advance.

Disaggregation of revenue:
Revenue by products and services was as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Revenue from sale of products	$7,298,232	$6,222,939	$5,412,455
Service revenue	640,395	604,932	562,289
	$7,938,627	$6,827,871	$5,974,744

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.    REVENUE RECOGNITION (Cont.)

Revenue by transfer type was as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Over time	$4,723,715	$4,119,580	$3,987,097
Point in time	3,214,912	2,708,291	1,987,647
	$7,938,627	$6,827,871	$5,974,744

Revenue by customers was as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
Israel Government Authorities (1,2)	$2,302,025	$1,755,695
US Government (2)	1,206,104	1,022,277
Other Governments	3,904,658	3,496,079
Commercial sales and other	525,840	553,820
	$7,938,627	$6,827,871
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
The Company's backlog as of December 31, 2025 was $28.1 billion. The Company expects to recognize approximately 54% as revenues in 2026 and 2027, with the remainder to be recognized thereafter.

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

Changes in the Company’s provision for warranty, which is included mainly in other payables and accrued expenses in the balance sheet, are as follows:

	2025	2024
Balance, at January 1	$81,441	$88,475
Warranties issued during the year	16,754	18,942
Reduction due to expired warranties or claims during the year	(24,053)	(25,594)
Reduction due to deconsolidation of a subsidiary	—	(382)
Balance, at December 31	$74,142	$81,441

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

W.    CONCENTRATION OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short and long-term deposits, derivative instruments and accounts receivables.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.    CONCENTRATION OF CREDIT RISKS (Cont.)

The Company’s trade receivables are derived primarily from sales to large and stable customers and governments located mainly in Israel, the United States, Europe and Asia-Pacific. The Company performs ongoing credit evaluations of its customers and has not experienced in recent years any unexpected material losses. An allowance for expected credit loss is recognized to the extent that those amounts are not expected to be collected.

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

In connection with the issuance of Series B Notes in 2021 on the Tel Aviv Stock Exchange (see Note 16), the Company entered into cross-currency interest rate swap transactions with a notional principal of NIS 1.5 billion, to effectively hedge the effect of interest and exchange rate difference from the NIS Series B Notes. The cross-currency interest rate swap instruments effectively convert the NIS fixed interest rate of the debt to U.S. dollar fixed interest rate. The terms of the swap agreements substantially match the terms of the debt. Under the terms of the swap agreements, the Company pays interest semi-annually in U.S. dollars at an annual weighted rate of 1.92%.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

Fair value measurement at December 31, 2025 using:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives	$—	$88,388	$—
Cross-currency interest rate swap	—	1,812	—
Investments elected to be accounted for using the fair value method	—	—	13,561
Liabilities
Contingent purchase obligation (*)	—	—	(13,035)
Foreign currency derivatives	—	(92,767)	—
Total	$—	$(2,567)	$526

(*) for the main change during the year please refer to Note 1(D)(6).

Fair value measurement at December 31, 2024 using:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description of Assets
Foreign currency derivatives	$—	$106,932	$—
Premises evacuation building input index receivable	—	—	22,587
Investments elected to be accounted for using the fair value method	—	—	24,862
Liabilities
Contingent purchase obligation	—	—	(20,564)
Foreign currency derivatives	—	(23,741)	—
Cross-currency interest rate swap	—	(29,202)	—
Total	$—	$53,989	$26,885

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.    TRANSFERS OF FINANCIAL ASSETS

ASC 860, “Transfers and Servicing”, establishes a standard for determining when a transfer of financial assets should be accounted for as a sale. The Company's arrangements are such that the underlying conditions are met for transfers of financial assets to qualify for accounting as a true sale. Transfers of financial assets typically consist of the factoring of receivables to Israeli and European financial institutions. Financial expenses related to the sold rights were $27,925, $42,654 and $17,474 for the years ended December 31, 2025, 2024 and 2023, respectively. The increase in factoring expenses during 2024, is mainly due to the extension of the premise evacuation agreement.

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

AD.    SUPPLIER FINANCE PROGRAM OBLIGATIONS

The Company facilitates a voluntary supplier finance programs through a financial institution that allows certain suppliers in Israel to request early payment for invoices, at a discount, from the financial institution. The Company’s obligations to its suppliers, including amounts due and payment terms, are consistent, irrespective of whether a supplier participates in the program. The Company is not party to the arrangements between the participating suppliers and the financial institution. Under this program, the Company confirms the validity of supplier invoices to the financial institution and remits payments to it based on the original payment terms. The outstanding obligation under the suppliers finance program are included within the short-term and long-term account payables in the consolidated balance sheet. As of December 31, 2025 and 2024 the amount of supplier finance obligation was as follows:

	December 31, 2025	December 31, 2024
Opening balance	$241,769	$149,000
Additions (new agreements)	280,818	143,897
Payments	(253,559)	(51,128)
Ending balance	$269,028	$241,769

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AE.    RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

1.In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires entities to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid.The Company adopted the ASU on a prospective basis . See Note 18.

2.The Company early adopted FASB ASU 2025-12 (Codification Improvements) Issue 20, Clarify Guidance for the Transfer of Receivables from Contracts with Customers. Issue 20 specifies that receivables arising from customer contracts (before performance obligations are complete) are financial assets, and thus any transfers of such receivables fall under ASC 860. The adoption of Issue 20 did not have a material effect on the Company’s consolidated financial statements. See Note 3.

AF.    RECENT ACCOUNTING PRONOUNCEMENTS

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

2.In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company beginning December 15, 2025, with early adoption permitted. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

3.In September 2025, the FASB issued ASU 2025-06, Intangible - Goodwill and Other Internal-Use Software (Subtopic 350-40), Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting guidance for costs to develop software for internal use. It removes the previous development stage model and introduces a more judgment-based approach. The guidance is effective for the Company for the beginning December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statement disclosures.

4.In November 2025, the FASB issued ASU 2025-09 to amend the guidance in Derivatives and Hedging (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact on its financial statement disclosures.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.    RECENT ACCOUNTING PRONOUNCEMENTS

5.In December 2025, the FASB issued ASU 2025-12 Codification Improvements to address suggestions received from stakeholders on the Accounting Standards Codification and to make other incremental improvements to U.S. GAAP. The update represents changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company early adopted ASU 2025-12 as discussed above. Other than that, the Company is currently evaluating the impact on its consolidated financial statements.

6.In December 2025, the FASB issued ASU 2025-11 to amend the guidance in Interim Reporting (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. The Company is currently evaluating the impact on its consolidated financial statements.

7.In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The amendments introduced two permitted approaches for asset-related grants: a deferred income approach or a cost accumulation approach. The guidance is effective for the Company beginning December 15, 2028, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements.

AG.    RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform to current year financial statement presentation.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 3 - TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS, NET

The following table presents the components of trade receivables and contract assets, net as of December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Trade and unbilled receivables (1)	$1,236,425	$1,006,557
Contract assets (2)	2,108,022	1,948,464
Less – allowance for credit loss (3)	(12,198)	(12,135)
	$3,332,249	$2,942,886

(1)    Trade and unbilled receivables balances represents amounts for which the Company's right for consideration is unconditional. The balance also includes receivables from affiliated companies in the amounts of $172,388 and $120,039, as of December 31, 2025 and 2024, respectively. Trade receivables and contract assets are expected to be billed and collected during 2026.

Short and long-term trade receivables and contract assets include amounts related to contracts with the Israeli Ministry of Defense (“IMOD”) in the aggregate amounts of $1,029,515 and $761,536, as of December 31, 2025 and 2024, respectively.

(2)    Contract assets (unbilled receivables) include unbilled amounts typically resulting from sales under contracts for which over-time method of revenue recognition is utilized, and revenue recognized exceeds the amount billed to the customer.

Contract assets are net of progress payments and advance payments. Contract assets increased during 2025, primarily due to revenue recognized. There were no significant credit or impairment losses related to our contract assets during 2025 and 2024.

Contract assets reflect revenue recognized and performance obligations satisfied in advance of customer billings. contract liabilities relates to payments received in advance of the satisfaction of performance under the contract. The Company receive payments from customers based on the terms established in the contracts. Total contract assets and contract liabilities as of December 31,2025 and 2024 were as follow:

	December 31, 2025	December 31, 2024
Contract assets	$2,748,723	$2,405,780
Contract liabilities	(3,617,436)	(2,966,102)
Net contract liabilities	$(868,713)	$(560,322)

(3)    Allowance for credit losses reflects its current estimate of credit losses expected to be incurred over the life of the trade receivables based on historical experience, current conditions and reasonable and supportable forecasts. The changes in the allowance for credit losses were as follows:

	2025	2024
Balance as of January 1,	$14,006	$9,172
Current period provision for expected credit loss	796	5,701
Write-off charges against the allowance for expected credit losses	(618)	(867)
Balance as of December 31,	$14,184	$14,006

As for long-term trade and unbilled receivables. (see Note 7).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 4 -    OTHER RECEIVABLES AND PREPAID EXPENSES

The following table presents the components of other receivables and prepaid expenses as of December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Prepaid expenses	$182,315	$106,406
Government institutions	101,613	92,993
Derivative instruments	75,738	82,605
Premises evacuation building input index receivable (1)	26,243	19,995
Cost to obtain	35,805	15,131
Other receivables	35,671	54,788
Total	$457,385	$371,918

(1)    During 2019, the Company sold the premises evacuation receivable to an Israeli bank and is still entitled to receive CPI index adjustments on the base premises evacuation receivable, which is recorded as a financial asset measured at fair value (see Note 1D(4)).

Note 5 -    INVENTORIES, NET

The following table presents the components of inventories, net of customer advances as of December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Cost incurred on long-term contracts in progress(*)	$1,249,400	$1,026,611
Raw materials	1,506,847	1,373,491
Advances to suppliers and subcontractors	404,370	414,626
	3,160,617	2,814,728
Less: Provision for losses on long-term contracts	(30,861)	(41,032)
	$3,129,756	$2,773,696

(*)     Costs incurred to fulfill a contract in advance of the contract being awarded are included in inventories as work-in-process if the Company determines that those costs relate directly to a contract or to an anticipated contract that can be specifically identified and contract award is probable, the costs generate or enhance resources that will be used in satisfying performance obligations, and the costs are recoverable (referred to as pre-contract costs). Pre-contract costs that are initially capitalized in inventory are generally recognized as cost of revenues consistent with the transfer of control of the products and services to the customer. All other pre-contract costs, including start-up costs, are expensed as incurred. As of December 31, 2025 and 2024 pre-contract costs were included in inventory in the amount of, $118,170 and $167,094, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES AND OTHER COMPANIES

A.    INVESTMENTS IN AFFILIATED COMPANIES:

	December 31, 2025	December 31, 2024
Companies accounted for under the equity method(1)	$113,339	$101,145
Companies accounted for under the fair value method and other investments(2)	13,561	24,862
	$126,900	$126,007

(1)    See Note 6B.
(2)    See Note 6C.

B.    INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

	December 31, 2025	December 31, 2024
Company A (1)	$99,102	$88,974
Company B (2)	5,634	5,220
Company C (3)	4,147	3,641
Other	4,456	3,310
	$113,339	$101,145

(1)Company A is an Israeli company, held 50% by the Company and 50% by Rafael Advanced Defense Systems Ltd. (“Rafael”). Company A is engaged in the development and production of various thermal detectors and laser diodes. Company A is jointly controlled and therefore is not consolidated in the Company’s financial statements. During 2025 and 2024, the Company received from Company A dividends in amounts of approximately $17,500 and $10,800, respectively.

(2)Company B is a U.K. joint venture held 50% by a wholly-owned U.K. subsidiary of the Company and 50% by Kellogg Brown & Root Limited.

(3)Company C is an Asia pacific joint venture held 49% by the Company and 51% by Adani group.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES AND OTHER COMPANIES (Cont.)

B.    INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD (Cont.):

Equity in net earnings of affiliated companies and partnerships is as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Company A	$25,556	$20,492	$10,526
Company B	1,088	1,582	1,822
Company C	506	522	(93)
Other	2,093	(3,420)	20
	$29,243	$19,176	$12,275

The summarized aggregate financial information of companies accounted for under the equity method is as follows:

Balance Sheet Information:

	December 31, 2025	December 31, 2024
Current assets	$368,866	$327,961
Non-current assets	147,926	159,219
Total assets	$516,792	$487,180

Current liabilities	$253,886	$229,280
Non-current liabilities	59,468	66,165
Shareholders' equity	203,438	191,735
Total liabilities and equity	$516,792	$487,180

Income Statement Information:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Revenues	$455,127	$390,225	$328,138
Gross profit	$161,142	$143,055	$111,698
Net income	$52,792	$32,440	$10,391

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 6 -    INVESTMENTS IN AFFILIATED COMPANIES AND OTHER COMPANIES (Cont.)

C.    INVESTMENTS ACCOUNTED FOR UNDER THE FAIR VALUE METHOD AND OTHER INVESTMENTS:

Investments accounted for under the fair value method are evaluated by applying relevant methods as the market approach with the use of an option pricing method or the earning approach using discounted future cash flows, as follows:

	December 31, 2025	December 31, 2024
Company D (1)	$13,561	$13,561
Company E (2)	—	7,301
Company F (3)	—	4,000
	$13,561	$24,862
(1)    Company D is an Israeli Company held 5% by the Company. During 2025 and 2024 there was no indication of change in Company D fair value.

(2)    Company E engages in developing surgeon-centered visualization technologies. During 2021, following a third party investments, the Company re-evaluated the fair value of its holdings in Company E and recognized in other income a gain of approximately $4,800. During 2022, the Company invested in Company E $1,400 and following third parties investments, the Company re-evaluated the fair value of its holdings in Company E and recognized in other income a gain of approximately $3,200. During 2023, the Company invested in Company E $3,600 and following third parties investments, the Company re-evaluated the fair value of its holdings in Company E and recognized in other income a loss of approximately $1,300. During 2024 the Company invested in Company E $2,800. The Company re-evaluated the fair value of its holding in Company E and during 2025 and 2024 the Company recognized in other income a loss of approximately$7,300 and $14,900, respectively (See Note 26).

(3) Company F is an Israeli company of which the Company owns 25% of the outstanding share capital, which is engaged in the field of tactical ground robotic systems. During the first quarter of 2022 the Company invested $2,000 in Company F. During the last quarter of 2022 the Company re-evaluated its investment in Company F and decreased its value in the amount of approximately $4,000. During 2024 there was no indication of change in Company F fair value. During 2025, the Company sold its holdings in Company F for the proceeds of approximately $16,000, as a result the company recognized a gain of approximately $12,000 (see Note 26).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 7 - LONG-TERM TRADE AND UNBILLED RECEIVABLES AND CONTRACT ASSETS

The following table presents the components of long-term trade and unbilled receivables and contract assets as of December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Trade and unbilled receivables	$80,363	$60,854
Contract assets	640,701	457,316
Less - allowance for credit loss	(1,986)	(1,871)
Total	$719,078	$516,299

The majority of the long-term contract assets are expected to be billed and collected during the years 2026-2033. Long-term trade receivables and contract assets are mainly related to contracts with the IMOD.

Note 8 -    LONG-TERM BANK DEPOSITS AND OTHER RECEIVABLES

The following table presents the components of long-term bank deposits and other receivables as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Derivative financial instruments(1)	$12,650	$24,327
Premises evacuation building input index receivable(2)	—	22,587
Long term balances of Non-qualified deferred compensation plan (3)	25,171	11,524
Cross-currency interest rate swap	1,812	—
Deposits with banks and other long-term receivables	11,968	9,072
	$51,601	$67,510

(1)    Derivative financial instruments related to long term projects.

(2)    During 2019, the Company sold the premises evacuation receivable to an Israeli bank and is still entitled to receive building inputs index adjustments on the base premises evacuation receivable. As of December 31, 2025 the balance classified to short-term and presented as other receivables (see also Note 4).

(3)    Includes long-term balances of a non-qualified deferred compensation plan structured under Section 409A of the U.S. Internal Revenue Code and long-term balances related to defined contribution plan (see Note 17).

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 9 - LEASES

The Company's leases mainly include buildings for its facilities worldwide and vehicles leases, which are all classified as operating leases. Certain lease agreements include rental payments that are adjusted periodically for the consumer price index (“CPI”). The right of use (ROU) and lease liability were calculated using the initial CPI and will not be subsequently adjusted unless the liability is reassessed. Certain lease agreements provide one or more options to renew. When determining lease terms, the Company uses the non-cancellable period of the leases and do not assume renewals unless it is reasonably certain that the Company will exercise that option. The renewal options were included in the ROU and include renewal options that are under the Company's sole discretion.
The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s leases is not readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

A.    Supplemental Consolidated Statement of Financial Position information related to leases was as follows:

	December 31, 2025	December 31, 2024

Operating lease right of use assets	$515,620	$527,075

Current portion of operating lease liabilities	98,464	84,912
Non-current portion of operating lease liabilities	476,737	454,057
Total operating lease liabilities	$575,201	$538,969

Weighted average remaining lease term (years)	4.61	4.63
Weighted average discount rate	4.31%	4.12%

B.    For the years ended December 31, 2025, 2024 and 2023, cash payments against operating lease liabilities totaled approximately $116,212, $98,318 and $89,251, respectively, and non-cash transactions to recognize operating assets and liabilities for new leases totaled approximately $58,223, $194,863 and $101,971, respectively.

Maturities of operating lease liabilities for the next five years are as follows:

December 31, 2025
2026	$120,729
2027	89,281
2028	66,057
2029	57,318
2030	54,812
2031 and thereafter	$339,486
Total lease payments	$727,683
Less imputed interest	152,482
Total	$575,201

C.    Lease expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $116,501, $107,678 and $94,296, respectively.

D.    The Company has lease income for the years ended December 31, 2025, 2024 and 2023 amounted to $12,297, $12,220 and $8,338, respectively.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 10 - PROPERTY, PLANT AND EQUIPMENT, NET

The following table presents the components of property, plant and equipment, net as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Cost (1):
Land, buildings and leasehold improvements (2)	$1,235,808	$1,156,083
Instruments, machinery and equipment	1,539,384	1,420,055
ERP (3)	133,330	132,817
Office furniture and other	97,638	90,461
Motor vehicles and airplanes	48,777	49,871
Total cost	3,054,937	2,849,287
Accumulated depreciation	(1,672,817)	(1,572,339)
Depreciated cost	$1,382,120	$1,276,948

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $140,477, $124,185 and $120,895, respectively.

(1)     Includes equipment produced by the Company for its own use in the aggregate amount of $143,558 and $130,300 as of December 31, 2025 and 2024, respectively. Net of investment grants received (mainly for construction, machinery and equipment) in the amounts of $134,380 and $77,118 as of December 31, 2025 and 2024, respectively.

(2)    Set forth below is additional information regarding the real estate owned or leased by the Company (square feet):

	Israel(a)	U.S.(b)	Other Countries(c)
Owned	1,658,140	977,124	881,916
Leased	7,844,631	968,407	754,362

a.Includes offices, development and engineering facilities, manufacturing facilities, maintenance facilities, hangar facilities and landing strips in various locations in Israel. The Company is in the process of completing the construction of a new munitions production site in Ramat Beka in southern Israel at a scale of approximately 860,000 square feet. Production has commenced at the site and is expected to gradually increase during 2026 and thereafter. In accordance with our understandings with the Israel Land Authority and in light of the continued increased production rate, the Company's evacuation date for its Ramat HaSharon facility in Israel has been extended several times, with the most recent extension until the end of 2026.

b.Includes mainly offices, development and engineering facilities, manufacturing facilities and maintenance facilities of ESA, primarily in Texas, New Hampshire, South Carolina, Florida, Alabama and Virginia. The facilities in New Hampshire, Florida and Alabama are located on owned land totaling approximately 150 acres. Universal Avionics Systems Corporation's facilities are located in Arizona, Washington and Georgia, of which 166,000 square feet are owned and 83,000 square feet are leased.

c.Includes offices, design and engineering facilities and manufacturing facilities in Europe, Latin America, Canada and Asia-Pacific.

(3)     The Enterprise Resource Planning (“ERP”) system includes certain costs incurred during the application development stage that have been capitalized in accordance with authoritative accounting guidance related to accounting for the cost of computer software developed or obtained for internal use. These costs are amortized over the system's estimated useful life.

As for liens on assets – see Notes 21G.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 11 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET

A.    COMPOSITION OF IDENTIFIABLE INTANGIBLE ASSETS:

	December 31, 2025	December 31, 2024
Original cost:
Technology	$406,919	$405,004
Customer relations	388,807	388,112
Trademarks and other	207,054	207,011
	1,002,780	1,000,127
Accumulated amortization:
Technology	285,367	272,035
Customer relations	187,738	176,702
Trademarks and other	205,025	196,630
	678,130	645,367
Amortized cost	$324,650	$354,760

B.    EXPENSES

Amortization expenses amounted to $30,957, $34,206 and $43,903 for the years ended December 31, 2025, 2024 and 2023, respectively.

C.    AMORTIZATION EXPENSES FOR FIVE SUCCEEDING YEARS

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

2026		$33,443
2027		30,544
2028		27,777
2029		22,080
2030		21,395
2031	and thereafter	189,411
		$324,650

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 11 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

D.    CHANGES IN GOODWILL

Changes in goodwill during 2025 were as follows:

	Aerospace	C4I and Cyber	ISTAR and EW	Land	ESA	Total
Balance, at January 1, 2024	$63,188	$316,655	$133,228	$571,866	$414,128	$1,499,065
Sale of a subsidiary (1)	—	—	—	(3,211)	—	(3,211)
Net translation differences (2)	(2,333)	—	(2,936)	—	—	(5,269)
Balance, at January 1, 2025	$60,855	$316,655	$130,292	$568,655	$414,128	$1,490,585
Net translation differences (2)	1,530	—	5,065	—	—	6,595
Balance, at December 31, 2025	$62,385	$316,655	$135,357	$568,655	$414,128	$1,497,180

(1)See Note 1D(3).
(2)Foreign currency translation differences resulting from goodwill allocated to reporting units, whose functional currency has been determined to be other than the U.S. dollar.

Note 12 - SHORT-TERM CREDIT AND LOANS

	Interest %	December 31, 2025	December 31, 2024
Loans	SOFR + 1.0% - 1.5%	$—	$100,179
Commercial papers, Series A and B (*)	SOFR + 1.0% - 1.25%	48,410	350,000
Bank credit	SOFR + 1.0% - 1.5%	2,122	677
		$50,532	$450,856

As of December 31, 2025 the SOFR rate of short-term loans was 3.87%.

(*)    In 2023, the Company completed an issuance in Israel of a U.S. Dollar denominated commercial paper series A in an aggregate par value amount of approximately $313,620. The Series A commercial paper bears annual interest at the three-months SOFR rate plus a margin of 1%. The series A commercial paper has an original maturity of 90 days, which may be extended for additional 90-days periods, up to a maximum cumulative term of 5 years. The Series A commercial paper is subject to early repayment at the request of an investor upon seven business days' notice, or at the Company's discretion, upon a twenty-one days' prior notice. During 2024, the Company issued additional amounts of series A commercial paper and repaid certain portions thereof.

In September 2024, the Company completed an issuance in Israel of a U.S. Dollar denominated commercial paper series B in a par value amount of $110 million. The Series B commercial paper bears annual interest at the three-month SOFR rate plus a margin of 1.25%. The series B commercial paper is has an original maturity of 90 days and may be extended for additional 90 days periods, up to a maximum cumulative term of 5 years. The Series B commercial paper is subject to early repayment at the request of an investor upon thirty days' notice, or at the Company's discretion upon twenty-one days notice.

In June 2025, the Company repaid the entire outstanding Series B commercial paper in an aggregate par value amount of $110 million. In addition, during 2025 the Company repaid an additional aggregate par value amount of approximately $191.6 million of Series A commercial paper.

The Series A commercial paper is not listed on any stock exchange. As of December 31, 2025, the issued and outstanding par value of Series A commercial paper amounted to approximately $ 48,400.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 13 - OTHER PAYABLES AND ACCRUED EXPENSES

	December 31, 2025	December 31, 2024
Payroll and related expenses	$460,893	$353,976
Provision for vendors on accrued expenses	106,720	99,389
Provision for vacation pay (1)	103,960	91,179
Provision for warranty and cost	79,149	87,488
Provision for royalties	91,660	72,187
Provision for losses on long-term contracts	186,299	69,816
Provision for income tax, net of advances	59,342	34,130
Derivative instruments	42,363	24,924
Value added tax (“VAT”) payable	42,793	21,049
Other (2)	375,960	353,579
	$1,549,139	$1,207,717

(1)Long-term provision for vacation pay - see Note 20.
(2)Includes provisions for estimated future costs in respect of (1) unbilled services of certain third parties, (2) probable loss from claims (legal or asserted) in the ordinary course of business and (3) damages caused by the items sold and claims as to the specific products ordered.

Note 14 - CONTRACT LIABILITIES (CUSTOMER ADVANCES)

	December 31, 2025	December 31, 2024
Contract liabilities	$3,617,436	$2,966,102
Less: Contract liabilities presented under long-term liabilities	934,256	816,796
	$2,683,180	$2,149,306

During the year ended December 31, 2025, the Company recognized approximately $1,500,000 of its contract liabilities at December 31, 2024. During the year ended December 31, 2024, the Company recognized approximately $1,100,000 of its contract liabilities at December 31, 2023. Contract liabilities increased during 2025, primarily due to payments received in excess of revenue recognized on these performance obligations.

As for guarantees see Notes 21D and 21G.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 15 - LONG-TERM LOANS, NET OF CURRENT MATURITIES

	Currency	Interest %	Years of maturity	December 31, 2025	December 31, 2024
Long-term loans	USD	S + 1.35% - 1.75%	2025-2028	$632	$949
	EURO	2.02% - 2.50%	2025-2028	30,061	37,614
				30,693	38,563
Less: current maturities				12,693	11,168
				$18,000	$27,395

For covenants see Note 21E.

As of December 31, 2025, the SOFR quarterly interest rate for long-term loans denominated in U.S. dollars was 3.65%.

The maturities of these loans for periods after December 31, 2025, are as follows:

2026 - current maturities	12,915
2027	13,278
2028	4,500
$30,693

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 16 - SERIES B, C AND D NOTES, NET OF CURRENT MATURITIES

	December 31, 2025	December 31, 2024
Series B, C and D Notes	$309,173	$343,105
Less – Current maturities	(70,758)	(63,393)
Premium (discount) on Series B, C and D Notes, net	(790)	(1,183)
	$237,625	$278,529

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

During the year ended December 31, 2025, the Company recorded $7,362, as interest expenses and $393 as amortization of debt issuance costs and premium, net, on the Series B, C and D Notes.

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

During 2025, the Company paid the fourth installment of Notes B, C and D in an aggregate amount of approximately $67,496.

Future principle payments for Series B, C and D Notes, including the effect of cross-currency interest rate swap transactions, are as follows:

Future principal payments for Series B, C and D Notes:
2026 Current maturities	$69,917
2027	69,917
2028	69,917
2029	69,917
2030	26,140
$305,808

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

In July 2025, the investment finance committee of ESA approved a resolution to terminate four defined benefit Plans. During the third and fourth quarters of 2025, ESA settled the benefits directly with vested participants electing a lump sum payout, and purchased group annuity contracts from Mutual of Omaha Insurance ESA to administer all future payments to remaining participants. The net funded asset position of all of the plans was sufficient to cover the lump sum payments and the purchase of the group annuity contracts in addition to settling remaining benefit obligations of ESA.

After the settlement of the benefit obligation and payment of expenses, ESA had excess assets in the Plans of approximately $30,256. The Company elected to utilize the remaining surplus after the payment of administrative expenses for ESA’s future discretionary contributions. The transfer of the surplus amount of $30,526 which approximates its fair value as of December 31, 2025 .

Upon settlement of the pension liability, the Company recognized a non-operating settlement benefit of approximately $10,200. See Note 26.

The measurement date for the remaining ESA subsidiaries' benefit obligation is December 31, 2025.

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

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The following table sets forth the Plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Changes in benefit obligation:
Benefit obligation at beginning of year	$510,130	$566,786
Service cost	1,950	10,200
Interest cost	25,851	24,605
Exchange rate differences	31,286	(251)
Actuarial gain	(16,342)	(56,174)
Benefits paid	(30,555)	(35,036)
Effect of settlement commitment	(273,937)	—
Benefit obligation at end of year	$248,383	$510,130
Changes in the Plans’ assets:
Fair value of Plans’ assets at beginning of year	$301,816	$290,008
Benefit assets related to acquired companies	—	203
Actual return on Plans’ assets (net of expenses)	27,116	21,287
Employer contribution	1,184	6,719
Benefits paid	(18,537)	(16,401)
Exchange rate differences	1,195	—
Assets transferred to defined contribution plan	(30,526)	—
Effect of settlement commitment	(273,937)	—
Fair value of Plans’ assets at end of year	$8,311	$301,816
Accrued benefit cost, end of year:
Funded (unfunded) status	$(240,074)	$(208,316)
Unrecognized net actuarial loss	(68,944)	(117,865)
	$(309,018)	$(326,181)
Amount recognized in the statement of financial position:
Accrued benefit liability, current	$(35,273)	$(38,200)
Accrued benefit liability, non-current	(204,801)	(170,116)
Accumulated other comprehensive income, pre-tax	(68,944)	(117,865)
	$(309,018)	$(326,181)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Components of the Plans’ net periodic pension cost:
Service cost	$1,950	$10,200	$5,578
Interest cost	25,851	24,605	29,429
Expected return on Plans’ assets	(21,330)	(17,742)	(17,825)
Amortization of prior service cost	—	—	(1,246)
Recognition of net actuarial gain	(27,591)	(30,343)	(5,098)
Total net periodic benefit cost	$(21,120)	$(13,280)	$10,838
Additional information
Accumulated benefit obligation	$248,382	$510,130	$561,350

	December 31, 2025	December 31, 2024
Weighted average assumptions:
Discount rate as of December 31	4.4%	5.4%
Expected long-term rate of return on Plans’ assets	—%	7.0%
Rate of compensation increase	3.5%	1.5%

Asset allocation by category as of December 31:

	2025	2024
Asset category:
Equity Securities	46.0%	49.2%
Debt Securities	54.0%	48.4%
Other	—%	2.4%
Total	100.0%	100.0%

The investment policy of ESA is directed toward a broad range of securities. The diversified portfolio seeks to maximize investment return while minimizing the risk levels associated with investing. The investment policy is structured to consider the Plans' obligations and the expected timing of benefit payments. The target asset allocation for the Plans' years presented is as follows:

	2025	2024
Asset category:
Equity Securities	46.0%	53.0%
Debt Securities	54.0%	46.0%
Other	—%	1.0%
Total	100.0%	100.0%

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

The fair value of the asset values by category at December 31, 2025, was as follows:

	Total	Quoted prices in active markets for identical assets (level 1)	Significant observable inputs (level 2)	Significant unobservable inputs (level 3)
Asset category
Cash	$4,453	$4,453	—	—
Cash equivalents:
Money market funds (a)	3,858	3,858	—	—
Mutual funds (d)				—
Total	$8,311	$8,311	$—	$—

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

It is the policy of ESA to meet the ERISA minimum contribution requirements for a Plan year. The minimum contribution requirements for the 2025 Plan year have been satisfied as of December 31, 2025. Benefit payments over the next five years are expected to be $80 in 2026, $78 in 2027, $87 in 2028, $84 in 2029 and $82 in 2030.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan

ESA offers retiree medical benefits to a limited number of retirees. The measurement date for ESA's benefit obligation is December 31. The following table sets forth the retiree medical plans’ funded status and amounts recognized in the consolidated financial statements for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Change in benefit obligation:
Benefit obligation at beginning of period	$1,239	$1,231
Service cost	109	128
Interest cost	66	58
Actuarial (gain) loss	88	(148)
Employee contribution	5	9
Benefits paid	(23)	(39)
Benefit obligation at end of period	$1,484	$1,239
Change in plan assets:
Employer contribution	$19	$31
Employee contribution	4	8
Benefits paid	(23)	(39)
Fair value of Plan assets at end of period	$—	$—

	Year ended December 31, 2025	Year ended December 31, 2024
Accrued benefit cost, end of period:
Funded (unfunded) status	$(1,484)	$(1,238)
Unrecognized net actuarial gain	(1,380)	(1,626)
Accrued benefit cost, end of period	$(2,864)	$(2,864)
Amounts recognized in the statement of financial position:
Accrued benefit liability, current	$(109)	$(61)
Accrued benefit liability, non-current	(1,375)	(1,177)
Accumulated other comprehensive gain, pretax	(1,380)	(1,626)
Net amount recognized	$(2,864)	$(2,864)

Components of net periodic pension cost (for period):	Year ended December 31, 2025	Year ended December 31, 2024
Service cost	$109	$128
Interest cost	66	58
Amortization of net actuarial gain	(157)	(138)
Total net periodic benefit cost	$18	$48

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 17 - BENEFIT PLANS AND OBLIGATIONS FOR TERMINATION INDEMNITY (Cont.)

2.    Retiree Medical Plan (Cont.)

Assumptions as of end of period:	Year ended December 31, 2025	Year ended December 31, 2024
Discount rate	5.10%	5.50%
Health care cost trend rate assumed for next year	7.00%	6.50%
Ultimate health care cost trend rate	4.00%	4.00%

The effect of a 1% change in the health care cost trend rate at December 31, 2025 was as follows:

	1% increase	1% decrease
Net periodic benefit cost	$17	$(15)
Benefit obligation	$115	$(104)

3.    Defined Contribution Plan

The 401(k) savings plan (“401(k) plan”) is a defined contribution retirement plan that covers all eligible ESA employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. ESA may make discretionary matching contributions as determined by ESA. Total expense under the 401(k) plan amounted to $18,008, $18,582 and $16,961 for the years ended December 31, 2025, 2024 and 2023, respectively. Expense for the deferred 401(k) plan is allocated between cost of sales and general and administrative expenses depending on the responsibilities of the related employees.

4.    Non-Qualified Defined Contribution Plan

ESA has two benefit plans for the executives of the organization. The non-qualified, defined contribution plan is structured under Section 409(A). The plan provides the employees at vice president level and above the opportunity to defer up to 100% of their salary to the 409(A) plan. ESA provides a match of 0.005 cents on the dollar up to 10% of the employees’ total salary and incentive-based compensation. The contribution can be made into the 401(k) plan, the 409(A) plan or both plans. The purpose is to provide comparable defined contribution plan benefits for the senior management across ESA locations. The 409(A) plan funds are contributed to several life insurance policies. Participant contributions to the plan were $2,353, $1,558 and $2,418 for the years ended December 31, 2025, 2024 and 2023, respectively, and the total ESA contribution to the plan was $235 for 2025. The cash surrender value of these life insurance policies at December 31, 2025 was $8,175. The total liability related to the 409(A) plan was $22,443 at December 31, 2025.

The second plan implemented is a non-qualified, defined benefit plan for certain executives of ESA. The plan provides the executives with a calculated, guaranteed payment in addition to their regular pension through the company upon retirement. The plan is funded with several life insurance policies. The policies are not segregated into a trust or otherwise effectively restricted. These policies are corporate owned assets that are subject to the claims of general creditors and cannot be considered as formal plan assets. The defined benefit plan put in place meets the ERISA definition of an unfunded deferred compensation plan maintained for the benefit of a select group of management or highly compensated employees. The plan assets of life insurance policies had a cash surrender of $4,796 at December 31, 2025. Related liability for the pension payments was $10,946 at December 31, 2025. As of December 31, 2025, all executives had partially vested balances in the plan.

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

(3)Tax benefits under Israel’s Law for the Encouragement of Capital Investments, 1959:

The operations of Elbit Systems and certain of its Israeli subsidiaries (“the Companies”) have been granted “Privileged Enterprise” status under Israel’s Law for the Encouragement of Capital Investments, 1959 (the “Law”). Accordingly, certain income of the Companies derived from the Privileged Enterprise programs was tax exempt for two years and subject to reduced tax rates of 25% for five-year to eight-year periods or tax exempt for a ten-year period, commencing in the first year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier).

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

As of December 31, 2025, the Company’s management believes that the Company and its Israeli subsidiaries met all conditions of the Law and letters of approval.

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

As a result of the Company's election, the Company is required to invest approximately $66 million in its industrial enterprise by the end of 2026. As of December 31, 2025, the Company's management believes that Elbit Systems will meet this criteria.

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

As of December 31, 2025, the Company's management believes that Elbit Systems' and certain of its Israeli subsidiaries' meet the conditions and qualify as a “Special Preferred Technological Enterprise” tax regime.

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

As of December 31, 2025 the government of Israel has adopted Pillar 2, and enacted a local minimum tax for multinational enterprise groups, effective for tax years beginning on or after January 1, 2026 .Thus, there was no impact on the Company and its Israeli subsidiaries in 2025. At this stage the Company is analyzing the potential implications Pillar 2 may have on its consolidated financial statements.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

B.    NON-ISRAELI SUBSIDIARIES

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.

C.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Income before taxes on income:
Domestic	$429,828	$326,544	$250,831
Foreign	132,087	15,202	(24,337)
	$561,915	$341,746	$226,494

D.    TAXES ON INCOME

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Current taxes:
Domestic	$90,632	$63,326	$41,553
Foreign	13,514	11,520	4,045
	104,146	74,846	45,598
Adjustment for previous years:
Domestic	810	(19,838)	(19,404)
Foreign	601	92	(330)
	1,411	(19,746)	(19,734)
Deferred income taxes:
Domestic	(44,798)	(16,972)	(5,434)
Foreign	(5,220)	930	2,483
	(50,018)	(16,042)	(2,951)
Total taxes on income	$55,539	$39,058	$22,913

Total:
Domestic	$46,644	$26,516	$16,715
Foreign	8,895	12,542	6,198
Total taxes on income	$55,539	$39,058	$22,913

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

E. UNCERTAIN TAX POSITIONS

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

	2025	2024
Balance at the beginning of the year	$94,265	$81,058
Additions related to interest and currency translation	17,268	3,614
Tax positions related to prior period	110	(99)
Reductions related to settlement of tax matters	(16,950)	(20,905)
Additions based on tax positions taken during the current period	30,487	31,581
Reductions related to a lapse of applicable statute of limitation	(344)	(984)
Balance at the end of the year	$124,836	$94,265

On December 31, 2025 and 2024, the Company had a provision for unrecognized tax positions of $124,836 and $94,265, respectively, which if recognized, would affect the Company's effective tax rate, including an accrual for the payment of related interest and penalties, of $3,940 and $1,458 for the years 2025 and 2024, respectively. The Company recognized interest and penalties related to unrecognized tax benefits in the provision for income taxes.

During 2025 and 2024, the Company and certain of its subsidiaries settled certain income tax matters pertaining to multiple years in Israel and Europe. As a result of the settlement of the tax matters, the Company recorded tax benefits of approximately $16,950 and $20,905 during the years 2025 and 2024, respectively, in the statements of income in “taxes on income”. Following the examination by the Israeli Tax Authority, the Company applied some of the items for which a settlement was reached for subsequent outstanding years.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign authorities. Certain Israeli subsidiaries are currently undergoing tax audits by the Israeli Tax Authority.

As a result of ongoing examinations, tax proceedings in certain countries and additions to unrecognized tax benefits for positions taken and interest and penalties, if any, arising in 2025, it is not possible to estimate the potential net increase or decrease to the Company’s unrecognized tax benefits during the next twelve months.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

F.    DEFERRED INCOME TAXES

Significant components of net deferred tax assets and liabilities are based on separate tax jurisdictions as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Reserves and allowances	$55,049	$27,287
Inventory allowances	23,064	14,740
Property, plant and equipment	1,545	432
Operating lease right of use assets	29,777	24,092
Other assets	145,572	127,217
Carry-forward losses	38,660	47,504
	293,667	241,272

Valuation allowance	(47,036)	(77,913)
	246,631	163,359

Deferred tax liabilities:
Intangible assets	(80,800)	(73,324)
Property, plant and equipment	(40,099)	(38,777)
Operating lease liabilities	(29,144)	(23,598)
Reserves and allowances	(30,454)	(6,783)
	(180,497)	(142,482)
Net deferred tax assets	$66,134	$20,877

Deferred tax assets and liabilities are measured based on the enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid.

G.    CARRY-FORWARD TAX LOSSES

As of December 31, 2025 the Company and its Israeli subsidiaries had estimated total available carry-forward operating tax losses of approximately $117,280, and its non-Israeli subsidiaries had estimated available carry-forward operating tax losses of approximately $41,094. The Company and its Israeli subsidiaries had estimated carry-forward capital losses of approximately $70,459. A valuation allowance was provided on the sum of approximately $31,434. Most of the carry-forward losses can be offset indefinitely.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

H.    RECONCILIATION

Reconciliation of the actual tax expense as reported in the statements of operations to the amount computed by applying the Israeli statutory tax rate is as follows:

	Year ended December 31, 2025
	$	%
Income Before Tax	$561,915	—%
Statutory tax	129,240	23%

Foreign Tax Effect
USA
Tax rate difference	(14,417)	(3)%
Changes in valuation allowance	(11,303)	(2)%
Other	1,459	—%

Other foreign jurisdictions	2,390	1%

Preferred tax benefit regimes	(59,422)	(11)%
Changes in valuation allowance	(29,488)	(5)%
Changes in unrecognized tax benefits	30,571	6%
Other	6,508	1%
Actual tax expenses and effective tax rate	$55,539	10%

During the year ended December 31, 2025, the income taxes paid by the Company and its subsidiaries are $56,040, out of which $44,671, and $3,409 were paid in Israel and Belgium, accordingly.

	Year ended December 31, 2024	Year ended December 31, 2023
Income before taxes as reported in the consolidated statements of income	$341,746	$226,494
Statutory tax rate	23%	23%
Theoretical tax expense	$78,602	$52,094
Tax benefit arising from reduced rate as "Preferred Enterprise” and other tax benefits (*)	(5,058)	(27,741)
Tax adjustment in respect of different tax rates for foreign subsidiaries	60,100	(3,508)
Changes in carry-forward losses and valuation allowances	(78,356)	12,714
Taxes resulting from non-deductible expenses	1,260	2,299
Difference in basis of measurement for financial reporting and tax return purposes	3,835	8,339
Taxes in respect of prior years (see Note 18D above)	(19,746)	(19,734)
Other differences, net	(1,579)	(1,549)
Actual tax expenses	$39,058	$22,913
Effective tax rate	11.43%	10.12%

(*) Net earnings per share – amounts of the benefit resulting from the Approved, Privileged and Preferred Enterprises:
Basic and diluted	$0.11	$0.63

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 18 - TAXES ON INCOME (Cont.)

I.     FINAL TAX ASSESSMENTS
Final income tax assessments have been received by the Company up to and including the tax year 2017 and by certain subsidiaries up to 2022.

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS

A.    FAIR VALUE OF DERIVATIVE INSTRUMENTS

Derivative financial instruments are presented as other assets or other payables. For asset derivatives and liability derivatives, the fair values of the Company’s outstanding derivative instruments as of December 31, 2025 and December 31, 2024 are summarized below:

	Asset Derivatives as of December 31, 2025(*)	Asset Derivatives as of December 31, 2024(*)	Liability Derivatives as of December 31, 2025(**)	Liability Derivatives as of December 31, 2024(**)
Derivatives designated as hedging instruments
Foreign exchange contracts	$83,734	$104,317	$91,813	$17,836
Cross-currency interest rate swaps	2,315	—	—	29,202
	$86,049	$104,317	$91,813	$47,038
Derivatives not designated as hedging instruments
Foreign exchange contracts	4,152	2,615	954	5,905
	$90,201	$106,932	$92,767	$52,943

(*)    Presented as part of other receivables and long-term other receivables.
(**)    Presented as part of other payables and long-term other payables.

B.    EFFECT ON CASH FLOW HEDGING

The effect of derivative instruments on cash flow hedging and the relationship between income and other comprehensive income for the years ended December 31, 2025, 2024 and 2023 are summarized below:

Gain (Loss) Recognized in Other Comprehensive Income, net (*):

	as of December 31, 2025	as of December 31, 2024	as of December 31, 2023
Payroll	$135,725	$(18,324)	$(64,512)
Gain from projects (Hedging)	(170,932)	69,597	(55,269)
	$(35,207)	$51,273	$(119,781)

Gain (Loss) on of Derivative Reclassified from Accumulated Other Comprehensive Income (*):

	as of December 31, 2025	as of December 31, 2024	as of December 31, 2023
Payroll	$(104,709)	$(36,927)	$(125,063)
Gain from projects (Hedging)	14,905	13,206	21,442
Foreign exchange contracts	$(89,804)	$(23,721)	$(103,621)

(*)    Presented as part of revenues, cost of revenue and equity in net earnings of affiliated companies and partnerships.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 19 - DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

B.    EFFECT ON CASH FLOW HEDGING (Cont.)

Amount Excluded from Effectiveness Testing Recognized in Income (*):

	as of December 31, 2025	as of December 31, 2024	as of December 31, 2023
Foreign exchange contracts	$31,187	$(671)	$13,791
Derivatives not designated as hedging instruments:
Foreign exchange contracts and other derivatives instruments	$(10,388)	$4,954	$(3,906)

(*)    Presented as part of revenues/cost of revenue and equity in net earnings of affiliated companies and partnerships.

C.    NET EFFECT OF CROSS-CURRENCY SWAPS

The net effect on earnings from the cross-currency swaps in 2025 was a loss of approximately $35,623, of which approximately $33,400 was offset against exchange rate differences related to Series B Notes and approximately $2,223 increased the interest expenses.

D.    FORWARD CONTRACTS

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2025 is summarized below:

	Buy December 31, 2025	Buy December 31, 2024	Sell December 31, 2025	Sell December 31, 2024
Euro	$317,075	$187,873	$4,520,517	$1,408,619
GBP	89,490	118,687	166,109	45,159
NIS	411,689	1,703,972	386	—
Other	129,006	69,525	406,743	571,956
	$947,260	$2,080,057	$5,093,755	$2,025,734

Note 20 - OTHER LONG-TERM LIABILITIES

The following table presents the components of other long-term liabilities as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Accounts payables	$88,277	$131,502
Provision for vacation pay	63,967	51,108
Derivative financial instruments	50,404	28,019
Contingent purchase obligation	13,035	20,564
Provision for compensated absences	12,296	12,382
Other	35,088	30,846
	$263,067	$274,421

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

Royalties expenses amounted to $14,949, $15,676 and $19,878 in 2025, 2024 and 2023, respectively.

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

At December 31, 2025, the Company had outstanding buy-back obligations totaling approximately $2,502 that extend through 2038.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 21 - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.    LEGAL CLAIMS

The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business. The Company’s management, based on the opinion of its legal counsel, believes that any financial impact from the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company. As of December 31, 2025, the Company was not involved in significant legal proceedings.

D.    GUARANTEES

As of December 31, 2025, the issued and outstanding guarantees amounted to approximately $5,244,714 were issued by banks and other financial institutions on behalf of the Company and certain of its subsidiaries mainly in order to secure certain contract liabilities (advances from customers), performance obligation and employee benefit plans.

E.    COVENANTS

In connection with Series B, C and D Notes, commercial paper, bank credits and loans, including performance guarantees issued by banks and bank guarantees in order to secure certain advances from customers, performance obligation and employee benefit plans, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders’ equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage.

In respect of each of the 12 month periods ending December 31, 2025 and 2024, the Company was in material compliance with its loan obligations.

F.    CONTRACTUAL OBLIGATIONS

Substantially all of the Company’s purchase commitments relate to obligations under purchase orders and subcontracts entered into by the Company. These purchase orders and subcontracts are typically in standard formats proposed by the Company, with the subcontracts and purchase orders also reflecting provisions from the Company’s applicable prime contract that apply on a flow down basis to subcontractors and vendors. The terms typically included in these purchase orders and subcontracts are consistent with Uniform Commercial Code provisions in the United States for sales of goods, as well as with specific terms called for by its customers in various countries. These terms include the Company’s right to terminate the purchase order or subcontract in the event of the vendor’s or subcontractor’s default, and typically include the Company’s right to terminate the order or subcontract for the Company’s convenience (or if the Company’s prime contractor has so terminated the prime contract). Such purchase orders and subcontracts typically are not subject to variable price provisions. As of December 31, 2025 and 2024, the purchase commitments were $4,600,858 and $4,344,779, respectively. The Company's purchase commitments are expected to be realized during the years 2026 - 2031.

G.    FIXED LIENS

In order to secure bank loans and bank and other financial institutions guarantees in the amount of approximately $1,855 as of December 31, 2025, certain Company entities recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY

A.    SHARE CAPITAL

Ordinary shares confer upon their holders voting rights and the right to receive dividends.

On May 23, 2025, the Company issued 1,570,267 ordinary shares at a price of $375 per ordinary share, for the net proceeds of approximately $573,000 after deducting issuance expenses of approximately $15,000. All ordinary shares are listed for trading on the Nasdaq Global Select Market.

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
In November 2025, our Board approved an extension of the expiration date until July 2027 for approximately 175,000 options previously granted to executive officers under the 2018 Option Plan which were expected to expire during 2026.
In November 2025, our Board approved an additional amendment to the 2018 Equity Plan (the Third Amendment), extending the expiration date of any Options granted on or after such date to 63 months following the Grant Date.

As of December 31, 2025, there were approximately 34,000 Options available for future grants under the 2018 Equity Incentive Plan.

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
In November 2025, the Board approved an amendment to the Employees Plan, extending the expiration date of any options granted on or after such date to 63 months following the Grant Date.

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

As of December 31, 2025, there were approximately 215,000 Options available for future grants under the Employees Plan.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

B.    EQUITY INCENTIVE PLANS (Cont.)

The fair value based cost of employee stock options is estimated at the grant date using a lattice-based option valuation model. During the years ended 2025 and 2024, the Company granted 121,200 and 1,743,650 options, respectively.
The valuation includes the following weighted average assumptions:

	Year ended December 31, 2025	Year ended December 31, 2024
Dividend yield	1.94%	1.94%
Expected volatility	29.74%	27.83%
Risk-free interest rate	3.66%	4.07%
Contractual life	4.64 years	4.25 years
Forfeiture rate	10.00%	10.00%
Suboptimal factor	1.25	1.25

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, the averages of those ranges are disclosed. Expected volatilities are based on implied volatilities from the historical volatility of Elbit Systems Ltd.’s stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The average of the range, given above, results from certain groups of employees exhibiting different behavior. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option. The dividend yield assumption is based on historical dividends.

The following is a summary of Elbit Systems' options activity under the equity incentive plans:

	Number of options 2025	Weighted average exercise price 2025	Number of options 2024	Weighted average exercise price 2024
Outstanding - beginning of the year	2,863,082	186.90	1,452,821	163.30
Granted	121,200	497.50	1,743,650	201.53
Exercised	(546,724)	157.94	(293,049)	156.89
Forfeited	(29,140)	196.01	(40,340)	187.20
Outstanding - end of the year	2,408,418	208.99	2,863,082	186.90

Aggregate intrinsic value of outstanding options as of December 31, 2025, was $805,958. The aggregate intrinsic value represents the total intrinsic value (the difference between Elbit Systems’ closing stock price on the last trading day of the fourth quarter of the applicable fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2025. This amount changes, based on the market price of the Company’s stock and the average exercise price of in-the-money options.

As of December 31, 2025, there was $56,141 of total unrecognized compensation cost related to share-based compensation arrangements granted under the Equity Incentive Plans. That cost is expected to be recognized over a weighted average period of 3 years.

As of December 31, 2025, 2,408,418 options were vested and expected to be vested at a weighted average exercise price of $208.99 per share. The weighted average remaining contractual life of exercisable options as of December 31, 2025, is approximately 3 years.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

C.     OUTSTANDING OPTIONS AND COMPENSATION EXPENSES

Compensation expenses related to the Equity Incentive Plans amounted to $26,391, $15,760 and $12,141 for the three years ended December 31, 2025, 2024 and 2023 respectively, which were recognized, as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Cost of revenues	$3,960	$2,365	$1,822
General and administration expenses	22,431	13,395	10,319
	$26,391	$15,760	$12,141

D.    COMPUTATION OF EARNINGS PER SHARE

Computation of basic and diluted net earnings per share:

	Net income to shareholders of ordinary shares Year ended December 31, 2025	Weighted average number of shares (*) Year ended December 31, 2025	Per share amount Year ended December 31, 2025	Net income to shareholders of ordinary shares Year ended December 31, 2024	Weighted average number of shares (*) Year ended December 31, 2024	Per share amount Year ended December 31, 2024
Basic net earnings	$534,339	45,710	$11.69	$321,138	44,480	$7.22
Effect of dilutive securities:
Employee stock options	—	1,208	(0.30)	—	229	(0.04)
Diluted net earnings	$534,339	46,918	$11.39	$321,138	44,709	$7.18

(*) In thousands.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 22 - SHAREHOLDERS’ EQUITY (Cont.)

E.    2018 PHANTOM BONUS RETENTION PLAN

In 2018, the Company’s Board of Directors approved a “Phantom Bonus Retention Plan” for Senior Managers (the “2018 Phantom Plan”).

The 2018 Phantom Plan provides for phantom bonus units which entitle the recipients to receive payment in cash of an amount reflecting the “benefit factor”, which is linked to the performance of Elbit Systems’ stock price in the TASE over the applicable periods (tranches) under the 2018 Phantom Plan. As of December 31, 2025, 678,100 phantom bonus units of the Plan were granted with a weighted average basic price per unit, as defined in the Plan, of $139.51.

The benefit earned for each year of a tranche is the difference between the basic price and the closing price of the Company’s share for that year, as defined in the 2018 Phantom Plan, not to exceed an increase of 100% in the Company's share price from the basic price of the first year of a tranche.

The Company recorded an amount of approximately $1,868, $1,101 and $10,589, during the three years ended December 31, 2025, 2024 and 2023, respectively, as compensation costs related to the phantom bonus units granted under the 2018 Phantom Plan, as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Cost of revenues	$1,481	$575	$6,164
General and administration expenses	281	460	2,635
Marketing and selling	106	66	1,790
	$1,868	$1,101	$10,589

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

The following tables present information about the Company’s reported segment revenues and operating income for the periods indicated:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Revenues:
Aerospace
External customers	$1,820,911	$1,780,483	$1,613,137
Intersegment revenue	246,051	255,805	260,144
Total	$2,066,962	$2,036,288	$1,873,281
C4I and Cyber
External customers	$866,205	$750,573	$668,414
Intersegment revenue	64,668	49,227	52,702
Total	$930,873	$799,800	$721,116
ISTAR and EW
External customers	$1,323,489	$1,118,628	$996,927
Intersegment revenue	202,308	199,399	182,500
Total	$1,525,797	$1,318,027	$1,179,427
Land
External customers	$2,250,354	$1,605,046	$1,241,023
Intersegment revenue	68,390	74,339	65,174
Total	$2,318,744	$1,679,385	$1,306,197
ESA
External customers	$1,677,668	$1,573,141	$1,455,243
Intersegment revenue	16,427	12,572	9,695
Total	$1,694,095	$1,585,713	$1,464,938
Revenues
Total revenues (external customers and intersegment) for reportable segments	$8,536,471	$7,419,213	$6,544,959
Less -Intersegment revenue	(597,844)	(591,342)	(570,215)
Total consolidated revenues	$7,938,627	$6,827,871	$5,974,744

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 23 - SEGMENT DISCLOSURE, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

A.    SEGMENT DISCLOSURE (Cont.):

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Operating income:
Aerospace	$151,927	$149,060	$125,455
C4I and Cyber	55,911	61,987	50,653
ISTAR and EW	129,121	96,110	134,882
Land	263,687	150,684	80,610
ESA	122,757	56,199	(4,687)
Segment operating income	723,403	514,040	386,913
Unallocated corporate expenses and inter-company unrealized profit	(51,979)	(24,987)	(17,805)
Operating income	671,424	489,053	369,108
Financial expenses, net (see note 25)	(138,618)	(151,125)	(137,827)
Other income (expenses), net (see note 26)	29,109	3,818	(4,787)
Income before income taxes	$561,915	$341,746	$226,494

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Aerospace
Revenues	$2,066,962	$2,036,288	$1,873,281
Research and development, net	(107,600)	(104,946)	(107,883)
Other expenses (*)	(1,807,435)	(1,782,282)	(1,639,943)
Operating income	$151,927	$149,060	$125,455
C4I and Cyber
Revenues	$930,873	$799,800	$721,116
Research and development, net	(71,073)	(70,286)	(72,663)
Other expenses (*)	(803,889)	(667,527)	(597,800)
Operating income	$55,911	$61,987	$50,653
ISTAR and EW
Revenues	$1,525,797	$1,318,027	$1,179,427
Research and development, net	(103,405)	(100,205)	(87,112)
Other expenses (*)	(1,293,271)	(1,121,712)	(957,433)
Operating income	$129,121	$96,110	$134,882
Land
Revenues	$2,318,744	$1,679,385	$1,306,197
Research and development, net	(165,100)	(133,552)	(85,604)
Other expenses (*)	(1,889,957)	(1,395,149)	(1,139,983)
Operating income	$263,687	$150,684	$80,610
ESA
Revenues	$1,694,095	$1,585,713	$1,464,938
Research and development, net	(64,595)	(54,685)	(68,779)
Other expenses (*)	(1,506,743)	(1,474,829)	(1,400,846)
Operating income	$122,757	$56,199	$(4,687)
Segment operating income	$723,403	$514,040	$386,913

(*) Other expenses includes expenses of cost of revenues, marketing and selling and general and administrative.

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 23 - SEGMENT DISCLOSURE, MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

A.    SEGMENT DISCLOSURE (Cont.):

Depreciation and amortization by segment:
	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Aerospace	$38,211	$34,958	$36,284
C4I and Cyber	8,931	9,440	12,551
ISTAR and EW	38,314	32,978	29,001
Land	39,437	34,813	34,747
ESA	44,351	44,307	50,526
Unallocated corporate expenses	2,190	1,895	1,690
Total depreciation and amortization	$171,434	$158,391	$164,799

Revenue are attributed to geographic areas based on the location of the end customers as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
North America	$1,659,290	$1,520,338	$1,417,742
Asia-Pacific	1,243,687	1,132,701	1,263,771
Israel	2,556,388	1,987,974	1,167,228
Europe	2,139,541	1,820,912	1,776,412
Latin America	99,033	150,013	120,700
Other	240,688	215,933	228,891
	$7,938,627	$6,827,871	$5,974,744

B.    MAJOR CUSTOMER DATA AS A PERCENTAGE OF TOTAL REVENUES:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
IMOD	28%	25%	16%
U.S. Government	15%	15%	17%

C.    LONG-LIVED ASSETS BY GEOGRAPHIC AREAS:

The Company's long-lived assets for the year ended December 31, 2025, 2024 and 2023, includes property plant and equipment and operating lease right of use assets, as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Israel	$1,502,694	$1,396,297	$1,098,074
U.S.	285,771	298,984	307,239
Other	109,275	108,742	108,521
	$1,897,740	$1,804,023	$1,513,834

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 24 - RESEARCH AND DEVELOPMENT, NET

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Total expenses	$599,567	$544,140	$502,654
Less - grants and participation	(82,425)	(77,738)	(78,234)
	$517,142	$466,402	$424,420

Note 25 - FINANCIAL EXPENSES, NET

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Expenses:
Interest on short-term bank credit and loans	$(22,476)	$(59,211)	$(58,253)
Factoring expenses	(27,925)	(42,654)	(17,474)
Interest on Commercial Securities Series A and B	(13,100)	(21,009)	(3,382)
Guarantees expenses	(20,510)	(17,613)	(22,339)
Interest on Series B, C and D Notes, net	(7,362)	(8,864)	(9,537)
Interest on long-term bank debt	(711)	(928)	(8,677)
Gain (loss) from revaluation of lease liabilities and exchange rate differences, net	(18,473)	594	(11,962)
Gain (loss) from derivative financial instruments, net	(10,388)	4,954	(3,906)
Other	(25,500)	(13,035)	(8,374)
	(146,445)	(157,766)	(143,904)
Income:
Interest on cash, cash equivalents and bank deposits	6,301	5,121	2,359
Other	1,526	1,520	3,718
	$(138,618)	$(151,125)	$(137,827)

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Note 26 - OTHER INCOME (EXPENSES), NET

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Pension non-service cost	$15,757	$20,906	$(6,596)
Revaluation of investments (1)	(7,301)	(19,536)	(2,963)
Gain (loss) on sale of investments	11,790	2,043	—
Gain on termination of pension (2)	10,219	—	—
Insurance compensation	—	—	5,200
Other	(1,356)	405	(428)
	$29,109	$3,818	$(4,787)

(1)    During 2025, 2024 and 2023, the Company recognized gains and losses as a result of revaluation of its investments accounted for under the fair value method (see Note 6C(2)).
(2)    Upon settlement of ESA pension liability, the Company recognized a net non-operating gain of $10,200 offset by related settlement expenses (See Note 17).

Note 27 - RELATED PARTIES' TRANSACTIONS AND BALANCES

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Income -
Sales to related-party companies (*)	$155,126	$151,708	$147,807
Interest income	$75	$41	$—
Cost and expenses -
Supplies from related parties (**)	$39,707	$34,564	$27,099

Balances:	December 31, 2025	December 31, 2024
Trade receivables and other receivables (*)	$183,649	$138,529
Trade payables and advances (**)	$48,556	$55,746
Loans to related parties (***)	$1,541	$1,500

The sales to the Company’s related parties in respect of U.S. government defense contracts are made on the basis of cost.

(*)    A significant portion of the sales and balances include sales of helmet mounted cueing systems purchased from the Company by a 50%-owned affiliate of ESA.
(**)    Includes mainly electro-optics components and sensors, purchased by the Company from a 50%-owned Israeli company.
(***)    Includes mainly $ 1,500 loan to a 49%-owned affiliate of a subsidiary, bearing a 5% annual interest rate. The loan was granted for ongoing operational purposes, in addition to a $ 3,000 guarantee.

¬ ¬ ¬

ELBIT SYSTEMS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars (In thousands, except per share data)

Schedule I – Valuation and Qualifying Accounts

(In thousands of U.S. dollars)

	Column A	Column B	Column C	Column D	Column E
Description	Balance at beginning of period	Additions (charged to costs and expenses)	Deductions (write-offs and actual losses incurred)	Additions resulting from acquisitions	Balance at end of period
Year ended December 31, 2025:
Provisions for Losses on Long-Term Contracts (*)	110,848	133,076	26,764	—	217,160
Provisions for Claims and Potential Contractual Penalties and Others	6,045	983	2,021	—	5,007
Credit risk (**)	14,006	796	618	—	14,184
Valuation Allowance on Deferred Taxes	77,913	—	30,877	—	47,036

Year ended December 31, 2024:
Provisions for Losses on Long-Term Contracts (*)	95,450	34,975	19,577	—	110,848
Provisions for Claims and Potential Contractual Penalties and Others	3,661	2,946	562	—	6,045
Credit risk (**)	9,172	5,701	867	—	14,006
Valuation Allowance on Deferred Taxes	165,199	—	87,286	—	77,913

Year ended December 31, 2023:
Provisions for Losses on Long-Term Contracts (*)	80,962	38,560	24,072	—	95,450
Provisions for Claims and Potential Contractual Penalties and Others	2,557	1,244	140	—	3,661
Credit risk (**)	9,162	674	664	—	9,172
Valuation Allowance on Deferred Taxes	164,906	293	—	—	165,199

(*)    As of December 31, 2025, 2024 and 2023 an amount of $30,861, $41,032 and $34,820, respectively, is presented as a deduction from inventories. As of December 31, 2025, 2024 and 2023 an amount of $186,299, $69,816 and $60,630, respectively, is presented as part of other payables and accrued expenses.

(**)    As of December 31, 2025, an amount of $7,473 and $6,711 is related to corporate customers and government customers, respectively.
S-1